Form 20-F
period 2002-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2003-06-30
CIK 1041668

As filed with the Securities and Exchange Commission on [June 30, 2003]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14660

(Exact name of Registrant as specified in its charter)

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of Registrant’s name into English)

THE PEOPLE’S REPUBLIC OF CHINA
(Jurisdiction of incorporation or organization)

BAIYUN INTERNATIONAL AIRPORT
GUANGZHOU
PEOPLE’S REPUBLIC OF CHINA

(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Ordinary H Shares of par value RMB1.00 per share	New York Stock Exchange, Inc.
represented by American Depositary Shares

          Securities registered or to be registered pursuant to Section 12(g) of the Act: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,200,000,000 ordinary Domestic Shares of par value RMB1.00 per share and 1,174,178,000 ordinary H Shares of par value RMB1.00 per share were issued and outstanding as of December 31, 2002.

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

          Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☒

FORWARD-LOOKING STATEMENTS
INTRODUCTORY NOTE
GLOSSARY OF AIRLINE INDUSTRY TERMS
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
Selected Financial Data
Capitalization and Indebtedness
Reasons for the Offer and Use of Proceeds
Risk Factors
ITEM 4. INFORMATION ON THE COMPANY
History and Development of the Company
Business Overview
Organizational Structure
Property, Plant and Equipment
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
Overview
Certain Financial Information and Operating Data by Geographic Region
Operating Results
Liquidity and Capital Resources
Contractual Obligations and Commercial Commitments
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Compensation
Board Practices
Employees
Share Ownership
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Related Party Transactions
ITEM 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
Significant Changes
ITEM 9. THE OFFER AND LISTING
Offer and Listing details
Plan of Distribution
Markets
Selling Shareholders
Dilution
Expenses of the Issue
ITEM 10. ADDITIONAL INFORMATION
Share Capital
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Dividends and paying Agents
Statement by Experts
Documents on Display
Subsidiary Information
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
PART III
ITEM 15. [RESERVED]
ITEM 16. [RESERVED]
PART IV
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURES
Ex-1 Articles of Association
Ex-4.1 Form of Director's Service Agreement
Ex-4.2 Form of Non-Exclusive Director's Svc. Agmt
Ex-8 Subsidiaries of Company
EX-10.1 Cert Pursuant to 18 USC Section 1350

China Southern Airlines Company Limited

i

ii

iii

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements appear in a number of different places in this Annual Report. A forward looking statement is usually identified by the use in this Annual Report of certain terminology such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for the Company’s future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings (if any), the adequacy of reserves, or other business plans. You are cautioned that such forward-looking statements are not guarantees and involve risks, assumptions and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying those forward-looking statements.

Some of these risks and assumptions, in addition to those identified under Item 3, “Key Information – Risk Factors,” include:

-	general economic and business conditions, including changes in interest rates;

-	prices and other economic conditions;

-	natural phenomena;

-	actions by government authorities, including changes in government regulation;

-	the Company’s relationship with CSAHC (formerly the “SA Group”);

-	uncertainties associated with legal proceedings;

-	technological development;

-	future decisions by management in response to changing conditions;

-	the Company’s ability to execute prospective business plans; and

-	misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company, the Group, and persons acting on their behalf.

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the “Company” means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, the “Group” means the Company and its consolidated subsidiaries, and CSAHC means China Southern Air Holding Company, the Company’s parent company which holds a 65.2% controlling interest in the Company (Southern Airlines (Group) changed its official name to China Southern Air Holding Company on October 11, 2002.).

References to “China” or the “PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan. References to “Renminbi” or “RMB” are to the currency of China, references to “U.S. dollars”, “$” or “US$” are to the currency of the United States of America (the “U.S.” or “United States”), and reference to “HK$” is to the currency of Hong Kong. Reference to the “Chinese Government” is to the national government of China. References to “Hong Kong” or “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the People’s Republic of China. References to “Macau” or “Macau SAR” are to the Macau Special Administrative Region of the People’s Republic of China.

The Company presents its financial statements in Renminbi. The consolidated financial statements of the Company as of December 31, 2001 and 2002, and the consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, together with the notes thereto (collectively, the “Financial Statements”), have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. IFRS differs in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 31 to the Financial Statements for a description of the material differences between IFRS and U.S. GAAP as of December 31 of 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002 as they relate to the Company.

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB8.2773, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2002. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

GLOSSARY OF AIRLINE INDUSTRY TERMS

In this Annual Report, unless the context indicates otherwise, the following terms shall have the respective meanings set forth below.

Capacity Measurements

“available seat kilometers” or “ASKs”	the number of seats made available for sale multiplied by the kilometers flown

“available ton kilometers” or “ATKs”	the number of tons of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown

Traffic Measurements

“revenue passenger kilometers” or “RPKs”	the number of revenue passengers carried multiplied by the kilometers flown

“cargo ton kilometers”	the cargo load in tons multiplied by the kilometers flown

“revenue ton kilometers” or “RTKs”	the load (passenger and cargo) in tons multiplied by the kilometers flown

Yield Measurements

“passenger yield”	revenue from passenger operations divided by RPKs

“cargo yield”	revenue from cargo operations divided by cargo ton kilometers

“average yield”	revenue from airline operations (passenger and cargo) divided by RTKs

“ton”	a metric ton, equivalent to 2,204.6 pounds

Load Factors

“passenger load factor”	RPKs expressed as a percentage of ASKs

“overall load factor”	RTKs expressed as a percentage of ATKs

“breakeven load factor”	the load factor required to equate scheduled traffic revenue with operating costs assuming that total operating surplus is attributable to scheduled traffic operations

Utilization

“utilization rate”	the actual number of flight hours per aircraft per operating day

Equipment

“rotables”	aircraft parts that are ordinarily repaired and reused

“expendables”	aircraft parts that are ordinarily used up and replaced with new parts

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.          KEY INFORMATION.

Selected Financial Data

The following selected consolidated income statement data for each of the years in the five-year period ended December 31, 2002 and consolidated balance sheet data for each of the years in the five-year period ended December 31, 2002 have been derived from the consolidated financial statements of the Company. Such consolidated financial statements have been audited by KPMG, independent certified public accountants, and prepared in accordance with IFRS on the basis that the Company with all its present divisions and subsidiaries had been so constituted during the relevant periods. IFRS differs in certain material respects from U.S. GAAP. See Note 31 to the Financial Statements for a description of the material differences related to the Group between IFRS and U.S. GAAP as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002. The following information should be read in conjunction with, and is qualified in its entirety by, the Financial Statements of the Group.

			Year ended December 31,

	1998	1999	2000	2001	2002	2002

	RMB	RMB	RMB	RMB	RMB	US$
		(in million, except per share data)
Income Statement Data:
IFRS:
Operating revenue	11,849.4	13,299.6	15,178.3	16,879.7	18,018.6	2,176.9
Operating expenses	11,259.4	11,449.7	13,996.2	15,479.0	15,992.5	1,932.1
Operating income	590.0	1,849.9	1,182.1	1,400.7	2,026.1	244.8
Equity (loss) income of affiliated companies	(1.8)	36.1	45.9	53.0	37.0	4.5
Equity loss of jointly controlled entities	—	—	—	(4.0)	(3.4)	(0.4)
Gain (loss) on sale of fixed assets	182.9	(18.7)	372.6	(55.9)	170.7	20.6
Interest expense	(1,197.4)	(1,192.2)	(1,074.2)	(933.7)	(959.2)	(115.9)
Exchange (loss) gain, net	(366.3)	(426.5)	318.5	296.8	(175.4)	(21.2)
Other, net	205.2	119.9	86.3	38.4	43.3	5.2
(Loss) income before taxation and minority interests	(587.4)	368.5	931.2	795.3	1,139.1	137.6
Taxation	178.6	(128.0)	(338.9)	(320.5)	(398.2)	(48.1)
Minority interests	(105.8)	(158.1)	(90.5)	(134.6)	(165.1)	(19.9)
Net (loss) income	(514.6)	82.4	501.8	340.2	575.8	69.6
Basic (loss) earnings per share	(0.15)	0.02	0.15	0.10	0.17	0.021
Basic (loss) earnings per ADS	(7.63)	1.22	7.44	5.04	8.53	1.03
U.S. GAAP:
Net (loss) income	(582.2)	370.3	354.4	430.7	474.0	57.3
Basic (loss) earnings per share	(0.17)	0.11	0.11	0.13	0.14	0.017
Basic (loss) earnings per ADS	(8.63)	5.49	5.25	6.38	7.02	0.85

			December 31,

	1998	1999	2000	2001	2002	2002

	RMB	RMB	RMB	RMB	RMB	US$
			(in million)
Balance Sheet Data:
IFRS:
Cash and cash equivalents	4,103.7	4,588.4	4,197.5	2,817.9	3,771.0	455.6
Other current assets	2,080.7	1,715.2	1,691.9	1,560.5	1,834.8	221.7
Fixed assets, net	22,904.3	24,211.2	23,282.1	22,352.2	26,920.8	3,252.4
Total assets	32,083.3	32,557.7	30,924.0	30,653.1	37,188.0	4,492.8
Notes payable, including current portion of long term notes payable	666.8	613.3	783.1	2,177.5	5,240.7	633.1
Current installments of obligations under capital leases	1,120.0	1,999.7	1,776.2	1,451.9	1,566.7	189.3
Notes payable, excluding current portion	5,032.6	4,424.2	3,788.7	3,627.6	5,835.4	705.0
Obligations under capital leases, excluding current installments	11,845.3	11,490.9	9,416.3	7,691.6	6,631.8	801.2
Shareholders’ equity	8,297.3	8,379.7	8,881.4	9,221.7	9,613.2	1,161.4
U.S. GAAP:
Shareholders’ equity	7,857.1	8,227.4	8,527.3	8,958.0	9,287.3	1,122.0

     Selected Operating Data

     The following selected operating data of the Group for the five years ended December 31, 2002 have been derived from financial statements prepared in accordance with IFRS and other data provided by the Group and have not been audited. In accordance with Order No. 88 of the General Administration of Civil Aviation of China (also known as the Civil Aviation Administration of China) (the “CAAC”), titled Measures for the Administration of China’s Civil Aviation Statistics, new statistical standards have been implemented with effect from January 1, 2001. The Group has not adjusted the operating data for the corresponding period in 1998 and 1999 according to the new standards. The main differences between the two sets of standards are set forth below:

1.	The standard passenger weight has been changed from 75 kg per person to 90 kg per person (luggage weight included). Luggage weight will not be separately calculated;

2.	Number of scheduled flights has been changed to number of takeoffs;

3.	Any passenger carried on flights which fly international routes will be counted as one domestic passenger and one international passenger; however, any passenger carried on an irregular flight will only be counted once; any cargo carried on flights which fly international routes will be counted as one domestic and one international cargo; however, cargo carried on an irregular flight will only be counted once.

     Apart from the data set out in the table below, the operating data and the profit analysis and comparison for the years 2001 and 2002 below is calculated and disclosed in accordance with the new statistical standards. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

		Year ended December 31,

	1998	1999	2000	2001	2002

Capacity
ASK (million)
— Domestic	23,417	24,900	28,345	31,393	33,753
— Hong Kong regional	1,673	1,791	1,744	1,690	1,746
— International	5,060	5,155	5,742	6,981	8,746
Total	30,150	31,846	35,831	40,064	44,245
ATK (million)
— Domestic	2,709	2,865	3,322	3,622	3,924
— Hong Kong regional	206	214	198	185	193
— International	667	683	1,087	1,317	1,798

		Year ended December 31,

	1998	1999	2000	2001	2002

Total	3,582	3,762	4,607	5,124	5,915
Kilometers flown (thousand)	170,188	182,200	209,431	234,051	258,379
Hours flown (thousand)	239	287	326	365	405
Number of flights
— Domestic	121,902	126,120	—	—	—
— Hong Kong regional	12,477	13,460	—	—	—
— International	5,930	6,600	—	—	—
Total	140,309	146,180	—	—	—
Number of landing and take-offs
— Domestic	—	—	165,726	183,651	194,776
— Hong Kong regional	—	—	14,255	13,712	13,891
— International	—	—	8,861	10,698	13,990
Total	—	—	188,842	208,061	222,657
Traffic
RPK (million)
— Domestic	14,637	14,511	16,974	19,447	22,092
— Hong Kong regional	972	1,106	1,074	1,060	1,081
— International	2,652	3,068	3,605	4,550	5,767
Total	18,261	18,685	21,653	25,057	28,940
RTK (million)
— Domestic	1,487	1,518	1,941	2,217	2,532
— Hong Kong regional	92	106	107	105	108
— International	336	379	565	712	974
Total	1,915	2,003	2,613	3,034	3,614
Passengers carried (thousand)
— Domestic	12,985	12,769	14,450	16,499	18,535
— Hong Kong regional	1,287	1,434	1,444	1,409	1,369
— International	780	909	957	1,213	1,589
Total	15,052	15,112	16,851	19,121	21,493
Cargo and mail carried (tons)	348,041	390,750	353,000	398,000	470,000
Load Factors
Passenger load factor (RPK/ASK) (%)
— Domestic	62.5	58.3	59.9	61.9	65.5
— Hong Kong regional	58.1	61.8	61.6	62.7	61.9
— International	52.4	59.5	62.8	65.2	65.9
Total	60.6	58.7	60.4	62.5	65.4
Overall load factor (RTK/ATK) (%)
— Domestic	54.9	53.0	58.4	61.2	64.5
— Hong Kong regional	44.9	49.5	54.0	56.8	55.8
— International	50.4	55.5	52.0	54.1	54.2
Total	53.5	53.2	56.7	59.2	61.1
Breakeven load factor (%)	52.3	47.5	54.0	55.6	55.9
Yield
Yield per RPK (RMB)
— Domestic	0.58	0.65	0.62	0.62	0.55
— Hong Kong regional	1.14	1.00	1.06	1.06	0.98
— International	0.40	0.42	0.43	0.41	0.42
Total	0.58	0.63	0.61	0.60	0.54
Yield per cargo and mail ton kilometers	1.72	1.63	2.13	1.76	1.73

		Year ended December 31,

	1998	1999	2000	2001	2002

Yield per RTK (RMB)
— Domestic	6.15	6.69	5.90	5.83	5.21
— Hong Kong regional	12.59	11.00	11.19	11.26	10.36
— International	3.71	3.96	3.63	3.31	3.25
Total	6.04	6.40	5.63	5.43	4.84
Fleet
— Boeing	81	81	89	91	102
— Other	21	20	20	20	20
Total aircraft in service at period end	102	101	109	111	122
Overall utilization rate (hours per day)	7.7	8.1	8.7	9.1	9.8
Financial
Operating cost per ASK (RMB)	0.37	0.36	0.39	0.39	0.36
Operating cost per ATK (RMB)	3.14	3.04	3.04	3.02	2.70

     Exchange Rate Information

     The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

		Average(1)
	Period
Period	End	(RMB per US$)	High	Low

Annual Exchange Rate
1998	8.2789	8.2789	8.2802	8.2770
1999	8.2793	8.2793	8.2917	8.2669
2000	8.2781	8.2784	8.2799	8.2768
2001	8.2766	8.2766	8.2910	8.2642
2002	8.2773	8.2773	8.2897	8.2152

     The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low

Monthly Exchange Rate
December 2002	8.2775	8.2770
January 2003	8.2772	8.2766
February 2003	8.2775	8.2768
March 2003	8.2775	8.2770
April 2003	8.2774	8.2769
May 2003	8.2771	8.2768

     On June 20, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York, was RMB8.2770 per U.S. dollar.

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

     Dividend Payments

     No interim dividend was paid during the year ended December 31, 2002. The Board of Directors of the Company does not recommend the payment of a final dividend in respect of the year ended December 31, 2002. A final dividend of RMB0.02 (before tax) per share totaling RMB67.5 million (before tax) in respect of financial year 2001 was paid to shareholders during the year.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

     Risks relating to the Company

     Government ownership and control of the Company

     All Chinese airlines are wholly- or majority-owned either by the Chinese Government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese Government, holds and exercises the rights of ownership of all of the Domestic Shares or 65.2% of the equity of the Company. The interests of the Chinese Government in the Company and in other Chinese airlines may conflict with the interests of the holders of the ADSs and the H Shares. The public policy considerations of the Chinese Government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in the Company.

     High operating leverage and foreign exchange exposure

     The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, including payments made in connection with the Company’s aircraft leases, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a proportionately higher decrease in net income. Moreover, because the Company has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly for the US dollar and the Japanese Yen. The Company recognized a net exchange gain of RMB297 million for 2001 and incurred a net exchange loss of RMB175 million for 2002, as a result of yen fluctuations. A majority of these exchange gain/loss were unrealized in nature.

     Potential conflicts of interest

     CSAHC will continue to be the controlling shareholder of the Company and CSAHC and certain of its affiliated companies will continue to provide certain important services to the Company, including the import and export of aircraft spare parts and other flight equipment, housing services and pension and financial services. In addition, Mr. Yan Zhi Qing, the Chairman of the Board of Directors of the Company (“Board of Directors”), also serves as the President of CSAHC. The interests of CSAHC may conflict with those of the Company. In addition, any disruption of the provision of services by the affiliated companies or a default by CSAHC of its obligations owed to the Company could affect the Company’s operations and financial condition. In particular, as part of its cash management system, the Company periodically places significant amount of demand deposits to Southern Airlines Group Finance Company Limited (“SA Finance”), a PRC authorized financial institution controlled by CSAHC and an affiliated company of the Group. As a result, the Company’s deposits with SA Finance are subject to the risks associated with the business of SA Finance over which the Company does not exercise control. As of December 31, 2001 and 2002, the Group had short-term deposits of RMB1,341 million and RMB901 million, respectively, with SA Finance.

     Certain transactions between the Company and CSAHC or its affiliates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”)) will constitute connected transactions of the Company under the Hong Kong Listing Rules and, unless exemptions are applicable or waivers are granted, will be subject to disclosure requirements and/or independent shareholders’ approval in a general meeting.

     Management reporting practices

     The Company’s management and other employees have experience operating the Company’s businesses since such businesses were conducted by CSAHC. However, by comparison to other long-established international airlines, the Company has fewer and less sophisticated financial, management and other reporting and planning practices.

     Risks relating to certain real property

     Although systems for registration and transfer of land use rights and related real property interests in China have been implemented, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters buildings and related aircraft maintenance and other facilities are located and the buildings that the Company uses at its route base in Wuhan, Haikou and Zhengzhou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. There are certain other parcels of land and buildings owned or used by the Company and the subsidiaries that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings subjects the Company to challenges and claims by third parties with respect to the Company’s use of such land and buildings, and impairs the ability of the Company to dispose of or mortgage such land use rights and buildings.

     The Company has been occupying all of the land and buildings described above without challenge. CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land in Guangzhou and certain related buildings and facilities. However, such assurance does not constitute formal evidence of CSAHC’s right to occupy such lands, buildings and facilities, or the right to transfer, mortgage or lease such real property interests. The Company cannot predict the magnitude of the adverse effect on its operations if its use of any one or more of these parcels of land or buildings were successfully challenged. CSAHC has agreed to indemnify the Company and Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), the Company’s affiliated company, against any loss or damage caused by any challenge of, or interference with, the use by the Company and GAMECO of any of their respective land and buildings.

     Risks associated with Hong Kong regional routes

     The Company’s Hong Kong regional routes benefit from traffic originating in Taiwan. The Company’s Hong Kong regional routes may be materially adversely affected if direct flights between Taiwan and Mainland China were permitted in the future. In such event, Xiamen Airlines Company Limited (“Xiamen Airlines”), the Company’s subsidiary, may apply for route rights for direct flights between Taiwan and mainland China, due partly to the proximity to Taiwan of Fujian province, where Xiamen Airlines are based. However, there can be no assurance that sufficient routes and flights between destinations in Taiwan and mainland China could be obtained by Xiamen Airlines, if at all, or as to the yields on these routes and flights.

     Risks Relating to the Chinese Commercial Aviation Industry

     Impact of the Recent Outbreak of Severe Acute Respiratory Syndrome (“SARS”)

     The outbreak of SARS in the PRC, Hong Kong, Singapore and Taiwan has brought about uncertainty to the global economy. In particular, the outbreak of SARS in the PRC affected the domestic demand and has an overdue impact on the overall economy of the PRC.

     Based on the currently available information and certain historical figures of the Group,

(i)	the average revenue passenger kilometers (RPK) of the Group in May 2003 decreased by 73.48% compared to April 2003, or by 83.50% compared to the same period last year; and

(ii)	the total number of passengers of the Group in May 2003 decreased by 82.60% compared to the same period last year.

     In response to the adverse change in operational environment of the Group brought about by the outbreak of SARS, the Group has implemented various continuing measures to adjust its operational capacity accordingly, which include negotiating with aircraft manufacturers to explore the possibility of postponing the delivery date of new aircraft and requesting its staff to take leave at a reduced salary on rotation. In addition, the Group has continued its efforts in fully implementing the precautionary measures in accordance with the general guidelines issued by the Hygiene Department of the Chinese Government, in order to tackle the potential spread of SARS on its airlines and at all contact points with its passenger.

     Government regulation

     The Company’s ability to implement its business strategy will continue to be affected by regulations and policies issued or implemented by the CAAC, which encompass substantially all aspects of the Chinese commercial aviation industry, including the approval of domestic, Hong Kong regional and international route allocation, air fares, aircraft acquisition, jet fuel prices and standards for aircraft maintenance, airport operations and air traffic control. Such regulations and policies limit the flexibility of the Company to respond to market conditions, competition or changes in the Company’s cost structure. The implementation of specific CAAC policies could from time to time adversely affect the Company’s operations. The CAAC has confirmed in writing that the Company will be treated equally with other Chinese airlines with respect to certain matters regulated by the CAAC. Nevertheless, there can be no assurance that the CAAC will, in all circumstances, apply its regulations and policies in a manner that results in equal treatment of all airlines that are similarly situated.

     Jet fuel supply and costs

     The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel costs for 2002 accounted for 22.0% of its operating expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai and Sanya airports) must be purchased from the exclusive providers, China Aviation Oil Supplies Company (the “CAOSC”) and Bluesky Oil Supplies Company, companies controlled and supervised by the CAAC. Chinese airlines may also purchase their jet fuel requirements at the Shenzhen, Zhuhai and Sanya airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the State Planning Commission based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines. Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. Since then, however, domestic jet fuel price from CAOSC has always been higher than international jet fuel prices, often creating tension in fuel supply. In addition, jet fuel shortages have occurred in China and, on limited occasions before 1993, required the Company to delay or cancel flights. Although such shortages have not materially affected the Company’s results of operations since 1993, there can be no assurance that such shortage will not occur in the future. If such shortage occurs in the future and the Company is forced to delay or cancel flights due to fuel shortage, its operational reputation among passengers and results of operations may suffer.

     Infrastructure limitations

     The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese commercial aviation industry, including China’s air traffic control system, the availability of qualified flight personnel and airport facilities. Airlines, such as the Company, which have route networks that emphasize short- to medium-haul routes are generally more affected by insufficient aviation infrastructure in terms of on-time performance and high operating costs due to fuel inefficiencies resulting from the relatively short segments flown, as well as the relatively high proportion of time on the ground during turnaround. All of these factors may adversely affect the perception of the service provided by an airline and, consequently, the airline’s operating results. In recent years, the CAAC has placed increasing emphasis on the safety of Chinese airline operations and has implemented measures aimed at improving the safety record of the industry. The ability of the Company to increase utilization rates and to provide safe and efficient air transportation in the future will depend in part on factors such as the improvement of national air traffic control and navigation systems and ground control operations at Chinese airports, which factors are beyond the control of the Company.

     Competition

     The CAAC’s extensive regulation of the Chinese commercial aviation industry has had the effect of managing competition among Chinese airlines. Nevertheless, competition has become increasingly intense in recent years due to a number of factors, including relaxation of certain regulations by the CAAC, and an increase in the capacity, routes and flights of Chinese airlines. Competition in the Chinese commercial aviation industry has led to widespread price-cutting practices that do not in all respects comply with applicable regulations. The CAAC has just begun to monitor these activities and has imposed fines on several airlines, including the Company and other major airlines. However, until the interpretation of these CAAC regulations has been finalized and strictly enforced, discounted tickets from competitors will continue to have an adverse effect on the Company’s sales.

     The Company faces varying degrees of competition on its Hong Kong regional routes from certain Chinese airlines and Dragon Air and on its international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than the Company. In addition, the public’s perception of the safety and service records of Chinese airlines could adversely affect the Company’s ability to compete against its Hong Kong regional and international competitors. Many of the Company’s international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of the Company, or engage in promotional activities, such as International Alliance programs, that may enhance their ability to attract international passengers.

     Limitation on foreign ownership

     Chinese Government policies limit foreign ownership in Chinese airlines. Under these policies, the percentage ownership of the Company’s total outstanding ordinary shares held by investors in Hong Kong and any country outside China (“Foreign Investors”) may not in the aggregate exceed 49%. Currently, 34.8% of the total outstanding ordinary shares of the Company is held by Foreign Investors. As a result of this limitation on foreign ownership, the Company will have no meaningful access to the international equity capital markets unless the restriction on foreign ownership of A Share is lifted. Currently A Shares are domestic shares listed or to be listed on a Chinese stock exchange.

     Consolidation and Restructuring

     In the second half of 2000, the CAAC announced a restructuring plan with respect to the PRC aviation industry. Pursuant to such restructuring plan, domestic airlines are directed to consolidate, on a voluntary basis, into three major airline groups in China: CSAHC, China National Aviation Holding Company (formerly, the “Air China Group”) and China Eastern Air Holding Group (formerly, the “Eastern Air Group”). After CSAHC informed the Company that CSAHC will participate in such restructuring plan, the Company announced that it will also participate in such consolidation and restructuring pursuant to the CAAC directives. The possible mergers of domestic airlines and other restructuring and consolidation activities pursuant to the CAAC restructuring plan may involve uncertainties and risks over a long period of time, including the following:

-	failure to achieve the anticipated synergies, cost savings or revenue enhancing opportunities resulting from the restructuring activities;

-	diversion of management’s attention from existing business concerns and other business opportunities of the Group;

-	difficulty in integrating the assets and business of other airlines, including its employees, corporate culture, managerial systems and processes, business information systems and services;

-	difficulty in exercising control and supervision over various new operations within the Group;

-	failure to retain key personnel; and

-	increase in financial pressure due to assumption of recorded/unrecorded liabilities of the acquired businesses.

     The inability to manage additional businesses or integrate successfully the acquired businesses without substantial expense, delay or other operational or financial problems, or the occurrence of one or more of the events enumerated above, could materially adversely affect the Group’s financial condition and results of operations.

     Risks relating to the PRC

     Foreign exchange risks

     Renminbi is not a freely convertible currency, and the Company’s ability to obtain or retain foreign currencies is subject to regulation in China. Limitations on the availability of foreign exchange could have a material adverse effect on the Company’s operations and financial condition, particularly in light of the Company’s substantial foreign currency obligations.

     The value of Renminbi is subject to changes in Chinese Government policies and depends to a large extent on China’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rates for the conversion of Renminbi to US dollars have been stable. There can be no assurance, however, that such rates will not be volatile or that there will be no further devaluation of the Renminbi against the foreign currencies in which the Company’s obligations are denominated, principally the US dollar and the Japanese Yen. Based on the Company’s foreign currency denominated obligations as of December 31, 2002, a 1% change in the exchange rate between the Renminbi and the US dollar, or between the Renminbi and Japanese Yen, would have resulted in an unrealized gain or loss of RMB119 million (US$14 million). As the Company is not able to hedge effectively against the devaluation of the Renminbi other than by retaining its foreign exchange-denominated earnings and receipts to the extent permitted by applicable law, any future devaluation in the Renminbi could adversely affect the Company’s results of operations and financial condition. The Company’s results of operations and financial condition may also be affected by changes in the value of currencies other than the Renminbi in which the Company’s earnings and obligations are denominated.

     Developing legal system

     The Chinese legal system is based on written statutes and is a system, unlike common law systems, in which decided legal cases have little precedential value. In 1979, China began to promulgate a more comprehensive system of laws. On December 29, 1993, the Chinese National People’s Congress promulgated the Company Law, which became effective on July 1, 1994. In August 1994, pursuant to the Company Law, the PRC State Council issued the PRC Special Regulations on Overseas Offering and Listing of Shares by Companies Limited by Shares to regulate joint stock companies that offer and list their shares overseas. These laws, regulations and legal requirements are relatively recent, and, like other laws, regulations and legal requirements applicable in China (including with respect to the commercial aviation industry), their interpretation and enforcement involve significant uncertainties.

     Taxation of holders of H Shares or ADS by China

     Chinese tax law generally provides for the imposition of a withholding tax on dividends paid by a Chinese company to a non-Chinese shareholder at a rate of 20%. In a notice issued by the State Taxation Bureau of the PRC and a letter issued by the State Taxation Bureau, however, the Chinese tax authorities confirmed that the imposition of this withholding tax on dividends paid by joint stock companies, such as the Company, had been suspended. Accordingly, any future dividends to be paid by the Company to holders of H Shares or ADS who are foreign individuals not resident in China or which are foreign enterprises with no permanent establishment in China will not be subject to a Chinese withholding tax. In the event that the suspension of the withholding tax is lifted, such payments will subject to withholding tax at the 20% rate unless the holder is entitled to a tax waiver or a lower tax rate under an applicable double-taxation treaty. See Item 10 “Additional Information – Taxation”.

ITEM 4.         INFORMATION ON THE COMPANY.

History and Development of the Company

The Company is a joint stock company incorporated in China on March 25, 1995, and is 65.2% owned by CSAHC. The registered address of the Company is Baiyun International Airport, Guangzhou 510405, People’s Republic of China (telephone no: (86)20-8612-4738, website: www.cs-air.com).

In the second half of 2000, the CAAC announced a restructuring policy with respect to the PRC aviation industry. Domestic airlines are directed, on a voluntary basis to consolidate into three major airline groups: CSAHC, China National Aviation Holding Company and China Eastern Air Holding Group . In line with such policy, CSAHC has acquired Zhongyuan Airlines, a regional airline based in Henan Province, the PRC in 2001.

In April 2001, SA Group informed the Company that SA Group would participate in the restructuring of the PRC aviation industry under PRC government directives. Although such directives are general guidelines relating to consolidation and restructuring of PRC aviation industry, it is highly unlikely that Chinese airlines will not follow all or most of such proposals. SA Group informed the Company that SA Group would conduct negotiations with China Northern Airlines and Xinjiang Airlines with respect to possible cooperation involving consolidation and restructuring with those airlines.

On October 11, 2002, SA Group, China Northern Airlines and Xinjiang Airlines restructured and consolidated into a new airline group named as China Southern Air Group after a long period of preparation. On the same date, SA Group changed its official name to China Southern Air Holding Company (“CSAHC”).

The Group had RMB1,381 million, RMB1,492 million and RMB6,351 in capital expenditures in 2000, 2001 and 2002 respectively. Of such capital expenditures in 2002, RMB3,832 million were financed by bank borrowings while the remaining RMB2,519 million were financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in pilot training facilities and other facilities and building for operations.

Shareholders resolutions of the Company were passed at the second Extraordinary General Meeting of the Company in the year 2002 held on March 26, 2002 approving the issue of domestic ordinary share(s) of the Company of RMB 1.00 each. The number of A Shares proposed to be issued is not more than 1,000,000,000 A Shares. Other details of the A Shares Issue were previously published by way of announcement dated March 26, 2002. The proposed A Share Issue is subject to approval by the China Securities Regulatory Commission and Shanghai Stock Exchange of the listing and trading in the A Shares on the Shanghai Stock Exchange.

The Company has on June 18, 2002 entered into an Interest Transfer and Capital Injection Agreement with China State Post Bureau, Shanghai Municipal Post Office, Post Office of the Inner Mongolian Autonomous Region and China Philately Corporation, pursuant to which the

Company has injected RMB150 million (equivalent to approximately US$18.12 million) in cash to acquire 49% interest in China Postal Airlines, Ltd. The China State Post Bureau holds the remaining 51%.

In addition, during the year, the Group acquired 39% interest in Sichuan Airlines Corporation Limited to further expand its market shares in South-western China. The Group also jointly established Zhuhai Xiang Yi Aviation Technology Company Limited, the first sino-foreign joint venture company engaging in aviation training services in the PRC, with CAE.

Business Overview

     General

     The Group provides commercial airline services throughout China, Hong Kong and Macau regions, Southeast Asia and other parts of the world. The Group is one of the three largest Chinese airlines and, as of year end 2002, ranked first in terms of passengers carried, number of scheduled flights per week, number of hours flown and size of route network and aircraft fleet. During the three years ended December 31, 2002, the Group’s RPKs increased at a compound annual rate of 15.6%, from 21,653 million in 2000 to 28,940 million in 2002, while its capacity, measured in terms of ASKs, increased at a compound annual rate of 11.1%, from 35,831 million in 2000 to 44,245 million in 2002. In 2002, the Group carried 21.49 million passengers and had passenger revenue of RMB15,696 million (US$1,896 million). Net income for 2002 was RMB576 million (US$70 million).

     The Group conducts a portion of its airline operations through Xiamen Airlines, Southern Airlines (Group) Shantou Airlines Company Limited (“Shantou Airlines”), Guangxi Airlines Company Limited (“Guangxi Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”) and Guizhou Airlines Company Limited (“Guizhou Airlines”) (collectively, the “Airline Subsidiaries”). In 2002, the Airline Subsidiaries carried 7.41 million passengers and had operating revenue of RMB4,829 million (US$583 million) and accounted for 34.5% and 26.8% of the Group’s passengers carried and operating revenue, respectively.

     The Group also provides air cargo and mail services. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft maintenance and air catering operations. The cargo and mail revenue of the Group increased by 27.0% to RMB1,786 million (US$216 million) in 2002 as compared with 2001.

     The Group operates the most extensive route network among Chinese airlines with a total of 349 routes as of December 31, 2002, including 286 domestic routes, 20 Hong Kong regional routes (which include Hong Kong routes and Macau routes), and 43 international routes. In 2002, the Group operated an average of 4,282 landing and take-offs per week serving 88 destinations, including 64 cities in China, including Beijing, Shanghai, Tianjin, Guangzhou, Shenzhen, Wuhan, Changsha, Zhengzhou, Xiamen, Xian and Chengdu. Most of the cities served by the Group are located in commercial centers or rapidly developing economic regions in China.

     The Group’s corporate headquarters and principal base of operations are located in Guangzhou, which is the capital of Guangdong Province and the largest city in southern China. Located in the rapidly developing Pearl River Delta region, Guangzhou is also the transportation hub of southern China and one of China’s major gateway cities. Guangzhou’s significance has increased as the transportation infrastructure of Guangdong Province has developed through the construction and development of expressways, an extensive rail network and the port cities of Yantian, Shekou, Chiwan, Mawan, Huangpu and Zhuhai.

     In addition to its main route base in Guangzhou, the Group also maintains ten regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Zhuhai, Xiamen, Haikou, Guilin, Shantou and Guiyang. All of these regional route bases are located in provincial capitals or major commercial centers in China.

     The Group’s operations primarily focus on the domestic market. In addition, the Group also operates Hong Kong regional and international flights. As of year end of 2002, the Group had 20 Hong Kong regional routes and 43 international routes. The Group’s Hong Kong regional operations include flights between destinations in China and Hong Kong and Macau. The Group’s international operations include scheduled services to Osaka, Amsterdam, Sharjah, Los Angeles, Fukuoka, Seoul, Sydney and ten Southeast Asian destinations. The Group operates the most extensive Southeast Asian route network among Chinese airlines.

     As of year end 2002, the Group operated a fleet of 122 aircraft, consisting primarily of Boeing 737-200, 737-300, 737-500, 737-700, 737-800, 747-200, 747-400, 757-200 and 777-200 aircraft and Airbus 320-200 aircraft. A significant portion of these aircraft are held under capital and operating leases. The average age of the Group’s aircraft was 7.76 years at year end 2002.

     Restructuring and Initial Public Offering

     As part of China’s economic reforms in the 1980’s, the PRC State Council directed the CAAC to separate its governmental, administrative and regulatory role from the commercial airline operations that were being conducted by the CAAC and its regional administrators. As a result, CSAHC was established on January 26, 1991 for the purpose of assuming the airline and airline-related commercial operations of the Guangzhou Civil Aviation Administration, one of the six regional bureaus of the CAAC. CSAHC was one of the 55 large-scale enterprises designated by the Chinese Government to play a leading role in their respective industries.

     CSAHC was restructured in 1994 and 1995 in anticipation of the initial public offering of the Company. The restructuring was effected through the establishment of the Company and the execution of the Demerger Agreement, dated as of March 25, 1995, as amended (the “Demerger Agreement”), between CSAHC and the Company. Upon the restructuring, the Company assumed substantially all of the airline and airline-related businesses, assets and liabilities of CSAHC, and CSAHC retained its non-airline and non-airline-related businesses, assets and liabilities, and the non-business assets and liabilities. Upon this separation, all interests, rights, duties and obligations of CSAHC, whenever created or accrued, were divided between the Company and CSAHC based on the businesses, assets and liabilities assumed by each of them under the Demerger Agreement. Under the Demerger Agreement, CSAHC agreed not to conduct or participate or hold any interest in, either directly or indirectly, any business, activity or entity in or outside China that competes or is likely to compete with the commercial interests of the Group, although CSAHC may continue to hold and control the affiliates of CSAHC existing on the date of the Demerger Agreement and may continue to operate the businesses of such affiliates.

     In July 1997, the Company completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB 1.00 per share, and listing of the H Shares on the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and American Depositary Shares (“ADSs”, each ADS representing 50 H Shares) on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of the issued and outstanding shares of capital stock of the Company, consisting of 2,200,000,000 Domestic Shares, par value RMB 1.00 per share, were owned by CSAHC, which owns and exercises, on behalf of the Chinese Government and under the supervision of the CAAC, the rights of ownership of the Domestic Shares held by CSAHC. After giving effect to the private placement and the initial public offering, CSAHC continues to own the 2,200,000,000 Domestic Shares, representing approximately 65.2% of the total share capital of the Company, and will be entitled to elect all the directors of the Company and to control the management and policies of the Group. The remaining 34.8% of the share capital of the Company is owned by holders of H Shares. Domestic Shares and H Shares are both ordinary shares of the Company.

     The Company has applied to the relevant PRC authorities for the issue of not more than 1,000,000,000 A Shares and the listing of such A Shares on the Shanghai Stock Exchange (the “A Shares Issue Plan”). The A Shares Issue Plan was approved by the Independent shareholders at the Extraordinary General Meetings held on March 26, 2002 and May 21, 2002, and the Board was authorised to plan for and on behalf of the Company deal with all relevant matters relating to the A Shares Issue.

     Traffic

     The following table sets forth certain statistical information with respect to the Group’s passenger and cargo and mail traffic for the years indicated.

			Cargo and Mail Carried		Total Traffic
Passengers Carried			(tons)		(ton kilometers)

		Increase
		(decrease)		Increase		Increase
		over		over		over
Year	Total	previous year	Total	previous year	Total	previous year

	(in million)	(%)	(in thousand)	(%)	(in million)	(%)
1998	15.05	(1.3)	348.0	11.6	1,915.0	6.7
1999	15.11	0.4	390.8	12.3	2,003.0	4.6
2000	16.85	11.5	353.0	9.7	2,613.0	30.5
2001	19.12	13.5	398.0	12.7	3,034.0	16.1
2002	21.49	12.4	470.0	18.1	3,614.0	19.1

     Route Network

     Overview

     The Group operates the most extensive route network among Chinese airlines. As of year end 2002, the Group operated 349 routes consisting of 286 domestic routes, 20 Hong Kong regional routes and 43 international routes. At such date, the Group’s route network served 64 destinations within China and 24 destinations outside of China.

     The Group continually evaluates its network of domestic, Hong Kong regional and international routes in light of its operating profitability and efficiency. The Group seeks to coordinate flight schedules with the Airline Subsidiaries on shared routes to maximize load factors and utilization rates. The acquisition of domestic, Hong Kong regional and international routes is subject to approval of the CAAC, and the acquisition of Hong Kong regional and international routes is also subject to the existence and the terms of agreements between the Chinese Government and the government of the Hong Kong SAR, the government of Macau Special Administrative Region of the People’s Republic of China (“Macau SAR”) and the government of the proposed foreign destination.

     In April 1997, the Company and Delta Airlines, one of the largest U.S. airlines, entered into an agreement for the provision of code sharing in respect of the Group’s Guangzhou-Los Angeles route (the “Code Sharing Agreement”). The Code Sharing Agreement was approved by the CAAC and became effective in March 1999. Under the Code Sharing Agreement, Delta Airlines is permitted to sell tickets for the Los Angeles-Guangzhou route to passengers from various sales outlets in the United States using its “DL” code. Passengers use Delta Airlines within the United States for travel to Los Angeles, and the Group for travel from Los Angeles to Guangzhou. Similarly, the Group is permitted to sell tickets for travel between Guangzhou and 13 destinations in the United States using its “CZ” code. Under this arrangement, passengers use the Group for the Guangzhou-Los Angeles segment of the route and Delta Airlines between Los Angeles and one of the specified U.S. destinations. The Code Sharing Agreement increases the number of sales outlets within the United States for the Group’s Los Angeles-Guangzhou route and allows the Group to provide coordinated reservation, confirmation and baggage check-in services from Guangzhou to destinations in the United States.

     The Group has also entered into code-sharing agreements with several airlines such as Asiana Airlines, Japan Air System, Vietnam Airlines, Royal Dutch Airlines and Garuda Indonesian. Such operating measures expand the Group’s route network.

     Route Bases

     The Group’s main route base is in Guangzhou. The Group maintains ten regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Zhuhai, Xiamen, Haikou, Guilin, Shantou and Guiyang. All of these regional route bases are located in provincial capitals or major commercial centers in China. The Group’s network of route bases provides the Group with routes covering all of China, except for Inner Mongolia, Tibet and Ningxia.

     The Group believes that its extensive network of route bases enables it to coordinate flights and deploy its aircraft more effectively and to provide more convenient connecting flight schedules and access service and maintenance facilities for its aircraft. The Group believes that the number and location of these route bases may enhance the Group’s ability to obtain the CAAC’s approval of requests by the Group to open new routes and provide additional flights between these bases and other destinations in China. Under current regulations of the CAAC, airlines are generally expected to operate mainly from their route bases.

     The Chinese Government has approved a new Guangzhou airport project, which commenced construction in 2000, with completion targeted for late 2003. Upon completion, the new airport will replace the Baiyun International Airport as the main hub of the Group’s route network. With the approval of the Chinese Government, the Group began construction of its facilities at the new Guangzhou airport in 2000. The Group’s total investment will be RMB3,540 million, of which RMB2,620 million will be financed by bank loans. Several major banks in the PRC have committed to finance the project. The balance of RMB920 million will be financed by internal resources. As of December 31, 2002, the Group invested a total of RMB432.6 million for this new airport project. The Group believes that the completion of the new airport will substantially enhance the Group’s operations in the Southern China region.

     Domestic Routes

The Group’s domestic route network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Jiangsu, Zhejiang, Henan and Anhui, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2002, the Group’s most profitable domestic routes were the routes between Guangzhou and Beijing, Guangzhou and Shanghai, Shenzhen and Shanghai, Shenzhen and Beijing, Beijing and Guangzhou, Shanghai and Guangzhou, Beijing and Shenzhen, Shanghai and Shenzhen, Guangzhou and Hangzhou; and between Guangzhou, Dalian and Harbin.

     Hong Kong Regional Routes

     The Group offers scheduled service between Hong Kong and Guangzhou, Kunming, Xiamen, Shantou and Beijing. The Group’s Hong Kong regional routes also include routes between Hong Kong or Macau and other destinations in China, including Guilin, Zhengzhou, Changsha, Haikou,Luoyang, Sanya, Zhang Jia Jie and Guiyang, which the Group operates on a “charter” flight basis, as explained below. The Group believes that the routes on which it operates these “charter” flights are among its highest yielding routes, primarily because the Group faces limited competition on such routes and is consequently less subject to downward pricing pressures. In 2002, the most profitable Hong Kong regional routes were those between Guangzhou and Hong Kong, Hong Kong and Wuhan, Hong Kong and Guangzhou, Wuhan and Hong Kong, Hong Kong and Beijing, Hong Kong and Xiamen, Kunming and Hong Kong, Hong Kong and Kunming, Xiamen and Hong Kong; and between Beijing and Hong Kong.

     The Group’s “charter” flights are essentially regularly scheduled flights, but in theory permission to operate these “charter” flights is subject to monthly review by the CAAC and the Civil Aviation Department of the Hong Kong SAR. The CAAC has informally indicated that it primarily considers market demand and airline capability in granting permission for such flights. The Group has been able to maintain all of its Hong Kong regional routes on which it operates on a “charter” flight basis and believes that demand on such routes will continue. In 2002, the Group operated a total of more than 13,500 flights on its Hong Kong regional routes, accounting for approximately 31.2% of all passengers carried by Chinese airlines on routes between Hong Kong or Macau and destinations in China.

     International Routes

The Group is the principal Chinese airline connecting the rapidly developing Pearl River Delta region of China to Southeast Asia, with 26 routes serving ten Southeast Asian destinations, including Singapore and major cities in Indonesia, Thailand, Malaysia, Philippines, Vietnam and Laos. In 2002, the Group’s most profitable Southeast Asian routes were those between Manila, Xiamen and Beijing, Beijing, Xiamen and Manila, Singapore and Guangzhou; and between Guangzhou and Singapore . The Group believes that, among Chinese airlines, it is well-positioned to benefit from the business opportunities arising out of increased air traffic and the growing economic relationships between China and Southeast Asian countries.

     In addition to the 26 routes serving ten Southeast Asian destinations, the Group also operates seventeen other international routes providing scheduled service to Amsterdam, Sharjah, Osaka, Tokyo, Fukuoka, Seoul, Los Angeles, Sydney and Melbourne. In April 2002, an international route between Guangzhou and Tokyo was launched.

     Aircraft Fleet

     The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient older aircraft. As of year end 2002, the Group operated a fleet of 122 aircraft with an average age of 7.76 years. All aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Most of the aircraft operated by the Group are leased pursuant to various types of leasing arrangements.

     The following table sets forth certain information regarding the Group’s fleet of 122 aircraft as of December 31, 2002.

			Average
	Number of	Average Age	Passenger
Model	Aircraft	(years)	Capacity

Boeing 777-200	4	6.53	380
Boeing 777-21B1GW	5	5.28	292
Boeing 757-200	26	10.48	200
Boeing 737-800	5	0.22	167
Boeing 747F	4	7.01	n/a
Boeing 737-700	7	3.14	138
Boeing 737-500	18	10.15	132
Boeing 737-300	31	8.96	145
Boeing 737-200	2	15.77	128
Airbus 320-200	20	4.69	158

	122

     During 2002, the Group continued to expand and modernize its aircraft fleet. In 2002, the Group’s major aircraft transactions included:

(i)	the cash purchase of one Boeing 757-200 aircraft and two Boeing 737-800 aircraft;

(ii)	the acquisitions of two Boeing 747-400 freighters and three Boeing 737-800 aircraft financed by long term bank loans;

(iii)	the acquisitions of five Boeing 737-300 aircraft from Zhongyuan Airlines, a subsidiary of CSAHC;

(iv)	the addition of one Boeing 737-700 aircraft under operating lease;

(v)	the extension of the operating leases of three Boeing 777-200 under operating leases for another five years;and

(vi)	the sale and operating leaseback of four Boeing 757-200 aircraft.

     Very Substantial Acquisition

     On October 3, 2001 the Company entered into an agreement with the Boeing Company for acquiring twenty Boeing 737-800 aircraft and two Boeing 747-400 freighters during the period between 2002 and 2005 (the “Transactions”). The aggregate consideration in the Transactions exceeds 100% of the net tangible assets of the Company as published in its annual report dated December 31, 2000 and constitutes very substantial transactions under the Hong Kong Listing Rules. The PRC government and CSAHC, the 65.2% controlling shareholder of the Company, have approved the Transactions. CSAHC does not have any interest in the Transactions other than as a shareholder of the Company.

     The twenty Boeing 737-800 aircraft acquired pursuant to the Transactions will replace twenty existing Boeing 737 series aircraft that the Company currently operates under operating leases. The Board considered that the Transactions are in the best interest of the Company and its shareholders as a whole.

     Waiver from the Stock Exchange of Hong Kong Limited

     A.     In March 2002, the Hong Kong Stock Exchange granted a waiver to allow the Company to use a new size test based on ATKs to replace the normal net asset test and consideration test under Chapter 14 of the Listing Rules in respect of acquisition and disposal of aircraft.

The Hong Kong Stock Exchange has granted the waiver on and subject to the following conditions:

1.	Instead of the normal tests under Chapter 14 of the Listing Rules, the tests may be calculated by reference to the ATKs for aircraft being acquired or disposed of as compared to the Company’s aggregate fleet ATKs.

2.	The proposed method of calculation for the four tests will replace the net asset test and the consideration test only, while the other two tests, namely, net profit and equity capital issued tests will continue to apply as set out in Chapter 14 of the Listing Rules.

3.	The calculation of ATKs will be as follows: i) fleet ATKs will be the aggregate actual ATKs for all aircraft in the Company’s fleet for the last financial year as disclosed in the Company’s annual report, ii) ATKs for aircraft being disposed of will be based on actual ATKs of the aircraft for the previous two financial years; and iii) ATKs for aircraft being acquired will be based on the historical operating data for the same type of aircraft. Where the aircraft to be acquired is a new type, the ATKs will be estimated based on other aircraft of similar size operated by the Company or the average for the Chinese civil aviation industry.

4.	The Company’s ATKs figure will be disclosed in the Company’s annual report and be reviewed by auditors who will confirm on an annual basis that the Company’s ATKs are calculated correctly and consistently.

5.	For the purposes of making the test as stated in paragraph 1 above, all acquisitions and disposals for the last 12 months will be aggregated, unless the acquisition or disposal has previously been reported as a notifiable transaction under these rules.

6.	The thresholds for classifying a transaction as a discloseable, major or very substantial acquisition will be 30%, 50% and 100% (assuming that there are no circumstances which would make it a connected transaction or a share transaction).

7.	Where the transaction is a discloseable transaction, disclosure will take the form of a press announcement complying with rule 14.14 of the Listing Rules and details of the transaction will be set out in the Company’s next annual report and accounts. Where the transaction is a major transaction or a very substantial acquisition, the provisions of Chapter 14 of the Listing Rules will apply.

8.	An option to acquire aircraft will not be treated as acquisition while the exercise of such an option will be treated as the acquisition of an aircraft.

9.	The waiver will only apply to acquisition/disposal of aircraft, and acquisition or disposal of other types of assets by the Company will be subject to provisions under Chapter 14 of the Listing Rules.

10.	The Company will disclose in its annual reports and interim reports the following information:

(i)	regarding future deliveries of aircraft, details of aircraft on order including the number and type; and the years in which such aircraft are scheduled to be delivered;

(ii)	the number and type of aircraft which are subject to options exercisable during a period of not less than 12 months from the end of the financial year or period to which the annual report relates; and

(iii)	details of the waiver granted pursuant to the application.

11.	The Company remains a subsidiary of CSAHC. Should there be any change in control of the Company, the Hong Kong Stock Exchange will need to reconsider whether the waiver continues to be appropriate.

     B.     In November 2002, the Hong Kong Stock Exchange granted a waiver in relation to the in-flight meals and ticket sales arrangements between the Group and CSAHC after approval of the consolidation and restructuring proposal of the PRC aviation industry by the State Council of the PRC (the “Ongoing Connected Transactions for In-Flight meals and Ticket Sales”).

The Hong Kong Stock Exchange has granted the waiver on and subject to the following conditions:

1. the Ongoing Connected Transactions for In-flight Meals and Ticket Sales shall be:

(a)	entered into in the ordinary and usual course of business of the Group;

(b)	conducted either on normal commercial terms or on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and

(c)	on terms that are fair and reasonable so far as the shareholders of the Company and in the interest of the Company as a whole are concerned;

2. the aggregate annual amount payable by the Group to CSAHC, and the aggregate annual amount payable by CSAHC to the Group, under the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales for each financial year will not exceed the higher of HK$10 million and 3% of the consolidated net tangible assets of the company as disclosed in its latest published audited accounts (the “Relevant Cap Amount”);

3. the details of the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales will be disclosed in the company’s annual report as set out in Rule 14.25(1)(A) to (D) of the Listing Rules for the relevant financial year of the Company;

4. the independent non-executive directors will review annually and confirm in the Company’s annual report of the relevant financial year that the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales have been conducted in the manner as stated in paragraph 1 above and comply with the Relevant Cap Amount as stated in paragraph 2 above;

5. the auditors of the Company shall review annually the transactions and provide a letter to the Board of Directors stating that:

(a)	the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales have received approval of the Board of Directors of the Company;

(b)	the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales have been entered into in accordance with the terms of the agreements relating to the transactions;

(c)	the aggregate annual amount payable by the Group to CSAHC, and the aggregate annual amount payable by CSAHC to the Group, under the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales for each financial year shall not exceed the Relevant Cap Amount set out in paragraph 2 above; and

(d)	the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales are in accordance with the pricing policy of the Group.

Where, for whatever reasons, the auditors decline to accept the engagement or are unable to provide the auditors’ letter, the Directors shall contact the Hong Kong Stock Exchange immediately.

6. CSAHC shall provide to the Hong Kong Exchange an undertaking that, for so long as the Company’s shares are listed on the Hong Kong Stock Exchange, it will provide the Company’s auditors with full access to its relevant records for the purpose of the auditors’ review of the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales.

     Aircraft Financing Arrangements

     Overview

     A significant portion of the Group’s aircraft is operated under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to nine years. As of December 31, 2002, 36 of the Group’s 122 Boeing and Airbus aircraft were operated under capital leases, 49 were operated under operating leases, 17 were financed by long-term mortgage loans, while the remaining were acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisitions of aircraft in the foreseeable future will generally be made pursuant to operating or capital leases. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

     The following table sets forth, as of December 31, 2002, the number of Boeing and Airbus aircraft operated by the Group pursuant to capital and operating leases and the remaining terms, expressed in years, of such leases.

			Average
	Capital	Operating	Remaining
Model	Lease	Lease	Lease Term

Boeing 777-200 and 777-21B	6	3	7.69
Boeing 757-200	3	11	5.17
Boeing 737-500	—	18	2.80
Boeing 737-300	9	12	2.16
Airbus 320-200	18	2	6.44
Boeing 737-700	—	1	6.67

	36	49

     Capital Leases

     As of December 31, 2002, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB 9,745 million (US$1,177 million). As of year end 2002, a majority of the Group’s capital leases had original terms ranging from ten to 15 years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to eight years. The Group’s capital leases typically cover a substantial portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

     Operating Leases

     As of December 31, 2002, the Group’s aggregate future minimum lease payments required under its operating leases were RMB8,537 million (US$1,031 million). As of year end 2002, the Group’s operating leases had original terms generally ranging from within one year to ten years from the date of delivery of the relevant aircraft, and the remaining terms of these leases generally ranged from one to eight years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

     Aircraft Flight Equipment

     The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. As of year end 2002, the Group had 34 spare jet engines for its fleet. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft.

     Rotables and certain of the expendables for the Group’s aircraft are generally purchased by Southern Airlines (Group) Import & Export Trading Corporation (“SAIETC”), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

     Aircraft Maintenance

     A major part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by GAMECO, a joint venture established by the Company, Lockheed Martin (“Lockheed”) and Hutchison Whampoa (“Hutchison”) consistent with the Group’s strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft before, after and between flights (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China having been certified as a repair station by both the CAAC and the FAA. In March 1998, GAMECO received an approval certificate from the United Kingdom Civil Aviation Authority for the repair and maintenance of aircraft and aircraft engines.

     The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capabilities include overhaul of more than 90% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. GAMECO also provides line maintenance services to 18 other Chinese airlines and nine international airlines. GAMECO provides heavy maintenance services to fourteen other Chinese airlines and two international airline.

     Under the Aircraft Maintenance and Engineering Agreement entered into between GAMECO and the Company (the “Aircraft Maintenance Agreement”), GAMECO charges the Group for expendables on a cost plus basis, and for labor based on a formula that takes into account projected flight hours, costs and other relevant factors. Fees under the Aircraft Maintenance Agreement are payable 50% in Renminbi and 50% in U.S. dollars. Each year, the Company and GAMECO determine the components of the pricing formula. For the year ended December 31, 2002, GAMECO’s revenue totaled RMB592 million, approximately 95% of which was derived from services provided to the Group.

     Overhauls of jet engines are performed by overseas qualified service providers in Germany, Malaysia, Canada and England.

     Safety

     The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. There was no serious incidents involving casualty or flight damage throughout the three years ended December 31, 2002. And for minor “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below the standard prescribed by the CAAC. For example, the Company’s “flight incident” ratio was 0.15, 0.19 and 0.42 in 2000, 2001 and 2002 respectively. In comparison, CAAC’s published maximum acceptable flight incident ratio was 1.6 in 2000, 2001 and 1.3 in 2002. This ratio is defined as the occurrence of one incident for every 10,000 hours of flight time.

     Jet Fuel

     Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs for 2002 accounted for 22.0% of the Group’s operating expenses. Like all Chinese airlines, the Group is generally required by the Chinese Government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Zhuhai and Sanya airports which are supplied by Sino-foreign joint ventures in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

     Jet fuel obtained from CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by CAOSC from time to time with the approval of the CAAC and the pricing department of the State Development and Planning Commission (“SDPC”) based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines. Jet fuel costs in China are influenced by costs at State-owned oil refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for jet fuel in certain regions of China.

     Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese Government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994. With the WTO entry, the jet fuel price in China will probably be trimmed by the market force to be in line with the international market.

     CAOSC’s maximum fuel price in 2002 was RMB3,460 per ton. The average price paid by the Group in 2002 was RMB2,715 per ton, which represents a 12.8% decrease from that of 2001.

     To address the problem of high jet fuel prices since 2000, CAAC has announced a policy permitting airlines to impose a fuel surcharge on passengers carried by their domestic and Hong Kong regional flights for the purpose of offsetting the effect of rising jet fuel prices. Such surcharges have been imposed by the Group since November 1, 2000 at the prescribed rates set by the CAAC.

     In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese Government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 14.5% of the Group’s total jet fuel consumption in 2002.

     Flight Operations

     Flight operations for the Group’s flights originating in Guangzhou are managed by the Company’s flight operations and marketing divisions, which are responsible for formulating flight plans and schedules consistent with route and flight approvals received from the CAAC. The Company’s flight operations center in Guangzhou is responsible for the on-site administration of flights, including the dispatch and coordination of flights, deployment of aircraft, ground services and crew staffing. In addition, each of the Airline Subsidiaries maintains flight operations centers at all servicing airports for on-site administration of their flights. The Company’s general dispatch offices are responsible for monitoring conditions on the Group’s route network, administering the Group’s flight plans, collecting and monitoring navigation data and analyzing and monitoring airport conditions.

     To enhance its management of flight operations, the Group’s computerized flight operations control system (SOC) began operation in May 1999. The system utilizes advanced computer and telecommunications technology to manage the Group’s flights on a centralized, real-time basis. The Group believes that the system will assist it to (i) compile flight schedules more efficiently; (ii) increase the utilization of aircraft; (iii) allow real-time tracking of all of the Group’s flights; and (iv) improve coordination of the Group’s aircraft maintenance and ground servicing functions.

     Training of Pilots and Flight Attendants

     The Group believes that its pilot training program which was established in cooperation with the CAAC affiliated Beijing Aeronautics and Aviation University (the “BAAU”) has significantly improved the quality of the training received by the Group’s pilots and has helped maintain the quality of the Group’s staff of pilots at a level consistent with the expansion of operations called for by the Group’s business strategy.

     In the Group’s pilot training program, trainees have two years of theoretical training at the BAAU. After successful completion of academic and physical examinations, students receive flight training for a period of approximate 20 months at China Southern West Australian Flying College Pty Ltd. (the “Australian Pilot College”), a company that is 65% owned by the Company and 35% owned by CSAHC. Each student at the Australian Pilot College is required to fly at least 230 hours before being awarded a flight certificate. Graduates of the BAAU and the Australian Pilot College are hired by the Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for the Group’s trainee pilots is approximately five years. About 110 trainee pilots graduated from the Australian Pilot College each year.

     As part of the pilot training program, the Group also operates a flight simulator training center in Zhuhai, Guangdong Province (the “Zhuhai Training Center”), which is equipped with simulators for all models of aircraft currently operated by the Group. Trainee pilots receive their initial training in the operation of a specific aircraft at the Zhuhai Training Center, which also provides training to pilots from other Chinese airlines.

     The Group’s pilots are required to be licensed by the CAAC, which requires an annual recertification examination. The Group’s pilots attend courses in simulator training twice annually and in simulator emergency procedures annually at the Zhuhai Training Center. The Group also conducts regular advanced training courses for captains and captain candidates. Pilots advance in rank based on number of hours flown, types of aircraft flown and their performance history.

     The Group conducts theoretical and practical training programs for its flight attendants at its Flight Attendants Training Center in Guangzhou (the “Guangzhou Training Center”). The Guangzhou Training Center is equipped with computerized training equipment, as well as simulator cabins for all models of aircraft currently operated by the Group. At the Guangzhou Training Center, flight attendants of the Group receive comprehensive training in areas such as in-flight service, emergency evacuation and water rescue.

     Ground Services

     The Group makes arrangements with airport authorities, other airlines or ground services companies for substantially all ground facilities, including jet-ways, waiting areas, ticket counters and support services buildings, at each airport that it serves. The Group pays landing, parking and other fees to such airports, including Baiyun International Airport in Guangzhou. At domestic airports, such fees are generally determined by the CAAC.

     At Baiyun International Airport in Guangzhou, the Group operates its own passenger check-in, cargo, mail and baggage handling, aircraft maintenance and cleaning services. The Group also provides such services to other airlines that operate in Baiyun International Airport.

     Ground services at the airports in Shenzhen, Changsha, Wuhan, Zhengzhou and Haikou are primarily operated directly by the Group. Ground services at other airports in China are provided to the Group by local airport authorities or local airlines pursuant to various service agreements. Ground services and other services at airports outside China are provided to the Group by foreign services providers pursuant to various service agreements with such parties. All such agreements of the Group are short-term and otherwise on terms that are customary in the industry.

     Air Catering

     The Company owns a 51% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”). Nanland provides in-flight meals, snacks, drinks and related services for all of the Group’s flights originating in Guangzhou and substantially all other flights departing from Baiyun International Airport. The Group contracts with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry.

     Pursuant to an agreement dated March 24, 2001, Nanland has been providing and will provide in-flight meals to the Xinjiang Airlines, a subsidiary of CSAHC from time to time for a period of one year. The agreement will then be automatically extended annually.

     For the year ended December 31, 2002, the amount paid by Xinjiang Airlines to Nanland for the provision of in-flight meals was approximately RMB2.9 million.

     Pursuant to an agreement dated September 20, 1999, Xinjiang Airlines has been providing and will provide in-flight meals to the Company for a period of one year. The agreement will then be automatically extended annually. The amount paid by the Group to Xinjiang Airlines for the provision of in-flight meals for the year ended December 31, 2002 was approximately RMB1.1 million.

     Cargo and Mail

     The Group operates cargo and mail services primarily as part of its passenger transportation services. The Group’s cargo business expanded in recent years as a result of increased demand for cargo and mail services between Guangzhou and other destinations in China and Southeast Asia served by the Group. The Group plans to continue to expand its cargo and mail operations as a source of incremental revenue and as a means to improve overall load factors. In April 2000, the Company opened a new international cargo route between Shenzhen and Chicago, the U.S. for international cargo service. To further cope with the increased aviation logistics resulting from the growth of international trade as a result of the PRC’s entry into World Trade Organisation, the Group took delivery of two Boeing 747-400 freighters in the second half of 2002. The Group conducts its cargo business primarily through its cargo division in Shenzhen. In October 2002, the Group commenced cargo and mail services between Shenzhen, Pudong, and Leige for twice per week with one Boeing 747-400 freighter wet-leased from Atlas. Starting from April 10, 2003, the Group operates its own Boeing 747-400 freighter for the route between Shenzhen, Pudong and Leige twice a week, and three times a week for the route between Pudong and Leige.

     Sales, Reservations and Marketing

     Passenger Ticket Sales and Reservations

     The Group’s ticket sales and reservations are conducted by or through independent sales agents and the Group’s own network of exclusive sales offices as well as the CAAC’s and CSAHC’s sales offices. The Group has sales offices in Guangzhou and its other route bases. In addition, the Group maintains regional sales offices in other cities in China, including Beijing and Shanghai. The Group maintains international sales offices in Bangkok, Manila, Hanoi, Ho Chi Minh City, Singapore, Kuala Lumpur, Penang, Jakarta and Phnom Penh in Southeast Asia, as well as in Osaka, Fukuoka, Tokyo, Seoul, Amsterdam, Los Angeles, Sydney, Melbourne and Sharjah.

     In Hong Kong, ticket sales and reservations services are provided to the Group by China National Aviation Corporation (a CAAC affiliate) and Nanlung Travel Agency Limited (a subsidiary of CSAHC) for a commission of 12% of the ticket price. The Group also has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2002, approximately 30% of all ticket sales for the Group’s scheduled flights were made by the Group’s, CAAC’s and CSAHC’s network of sales offices. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents, substantially all of whom operate in cities throughout China, with the remainder operating principally in Hong Kong and other Southeast Asian destinations served by the Group. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents in China a commission of 3% of the ticket price, and pays independent sales agents outside China a commission ranging from 5% to 9% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2002, independent sales agents accounted for approximately 70% of the Group’s ticket sales for its scheduled flights.

     Substantially all of the Group’s sales offices and agents in China are linked electronically to the CAAC’s computerized ticketing and reservations system, which is in turn linked to all domestic airlines for flights throughout China. The Group has also entered into membership agreements with several international reservation systems, including ABACUS in Southeast Asia, SABRE and GALILEO in the United States, AMADEUS in Europe and INFINI in Japan. These systems facilitate reservations and sales of tickets for the Group’s international flights.

     Cargo

     The Group’s cargo and mail services are promoted through its own cargo divisions, Baiyun Xinhua and independent cargo agents both within and outside China that track available space among all airlines. In particular, the Group employs a number of cargo agents in the Pearl River delta region. The Group generally pays such agents a commission of 4% and 5% of the relevant cargo freight rate for domestic and international services, respectively.

     Promotional and Marketing Activities

     The Group engages in regular promotional and marketing activities in an effort to increase its market share. The Group’s promotional and marketing activities for domestic routes emphasize safety, passenger comfort and the frequency of the Group’s flights. The Group’s promotional and marketing activities for international and Hong Kong regional passengers emphasize the Group’s quality of service, extensive route network in China and greater frequency of flights relative to other Chinese airlines. In addition, the Group also promotes and markets its Hong Kong regional and international routes on the basis of price.

     The Group has been seeking to increase its name recognition by offering new services to passengers. For example, the Group was the first Chinese airline to provide off-airport check-in services. The Group also offers transfer and baggage “thru-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan.

     To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club”, and the “Egret Mileage Plus”. By the end of 2002, the Group had approximately 2,370,000 members under these programs.

     Regulation

     The Chinese commercial aviation industry is subject to a high degree of regulation and oversight by the CAAC. Regulations and policies issued or implemented by the CAAC encompass substantially all aspects of airline operations, including the approval of domestic, Hong Kong regional and international route allocation, published airfares, aircraft acquisition, jet fuel prices and standards for aircraft maintenance, airport operations and air traffic control. The Civil Aviation Law, which became effective in March, 1996, provides a framework for regulation of many of these aspects of commercial aviation activities. Although China’s airlines operate under the supervision and regulation of the CAAC, they are accorded an increasingly significant degree of operational autonomy, including with respect to the application for domestic, Hong Kong regional and international routes, the allocation of aircraft among routes, the purchase of flight equipment, the pricing of Hong Kong regional and international air fares within a certain range, the training and supervision of personnel and their day-to-day operations.

     As an airline providing services on international routes, the Group is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between China and various other countries. In addition, China is a contracting state, as well as a permanent member, of the International Civil Aviation Organization (the “ICAO”), an agency of the United Nations established in 1947 to assist in the planning and development of international air transport, and is a party to many other international aviation conventions. The ICAO establishes technical standards for the international aviation industry. The Group believes that it, in all material respects, complies with all such technical standards.

     Route Rights

     Domestic Routes. The right of any Chinese airline to carry passengers or cargo on any domestic route must be obtained from the CAAC. Non-Chinese airlines are not permitted to provide domestic air service between destinations in China. The CAAC’s policy is to assign a domestic route to the Chinese airline that is best suited to serve the route based, in part, on the location of the airline’s main or regional base at the point of origin. Under current regulations, airlines are generally expected to operate mainly from their route bases, and flights within a particular region are expected to be served by airlines based in that region. The Group believes that these regulatory parameters benefit airlines, such as the Group, that have a large number of regional route bases. The CAAC also considers other factors that may make a particular airline suitable to operate a domestic route, including the applicant’s general operating authority, compliance with pricing regulations and regulations applicable to safety and service quality, market demand, the ability of the applicant in terms of its existing route, and airport facilities and related support services.

     The CAAC considers market conditions for a domestic route in determining whether the route should be allocated to one or more airlines. The CAAC requires the passenger load factor on a particular route to reach 75% before additional flights may be added on that route. Airlines serving the route are given priority for such additional flights, and only if such airlines cannot operate more flights will the CAAC permit another airline to commence service.

     Hong Kong Regional Routes. Hong Kong regional routes and landing rights are derived from agreements between the Chinese Government and the government of the Hong Kong SAR, and between the Chinese Government and the Portuguese government before December 20, 1999 and the government of Macau SAR on and after December 20, 1999. Such rights are allocated by the CAAC among the seven Chinese airlines permitted to fly to Hong Kong or Macau.

     The Group understands that the criteria for determining whether a Hong Kong regional route will be allocated to a particular airline, include market demand, the ability of the airline to service the route and the appropriateness of the airline’s aircraft for such route. A number of Hong Kong regional routes are operated by Chinese airlines on a “charter” flight basis. Permission to operate these flights is in theory subject to monthly review by the CAAC and the Hong Kong Civil Aviation Department. The CAAC has informally indicated that it primarily considers market demand and airline capability in granting permission for such flights.

     International Routes. International route rights, as well as the corresponding landing rights, are derived from air services agreements negotiated between the Chinese Government, through the CAAC, and the government of the relevant foreign country. Each government grants to the other the right to designate one or more domestic airlines to operate scheduled service between certain destinations within each of such countries. Upon entering into an air services agreement, the CAAC determines the airline to be awarded such routes based on various criteria, including the availability of appropriate aircraft, flight and management personnel, safety record, the overall size of the airline, financial condition and sufficiency of assets to bear civil liabilities in international air services. These route rights may be terminated by the CAAC under special circumstances.

     The criteria for determining whether an international route will be allocated to a second airline generally include (i) the terms of the relevant bilateral civil aviation agreement; (ii) consistency with overall national plans and the national interest and the enhancement of reasonable competition; and (iii) whether the international airports to be used are sufficient for the aircraft flown and employ security measures consistent with international standards.

     In addition, if the relevant bilateral civil aviation agreement permits more than one Chinese airline to operate a particular international route, the CAAC will only permit a second airline to operate on such route if the number of passengers carried annually exceeds 100,000 and if there is a minimum average load factor of 68% for routes with at least five weekly flights by Chinese airlines, or 80% for routes with four or fewer weekly flights by Chinese airlines.

     Air Fare Pricing Policy

     Published air fares of Chinese airlines for domestic routes are established by the CAAC and the pricing department of the SDPC. The CAAC determines and adjusts from time to time the published fare for each domestic route based on several factors, including average airline operating costs, market conditions, national transportation requirements and the ability of consumers to pay increased fares.

     In November 1997, the CAAC announced that Chinese airlines would be permitted to offer discounts within specified ranges to their customers. In response to this policy, the Group instituted a multiple class airfare pricing policy under which discounted rates were offered on certain air routes and flights within the parameters of the CAAC’s policy.

     This air fare policy resulted in severe price competition among Chinese airlines. The CAAC believed that this development was not conducive to the healthy development of Chinese airlines, and therefore in late May 1998 required that Chinese airlines may not offer a discount rate which is more than 20% below the published fare.

     In February 1999, the CAAC adopted a new air fare policy prohibiting discounting of domestic airfares except for special group of passengers such as teachers, students, touring group and disabled soldiers, etc. The new policy was intended to encourage Chinese airlines to compete on the basis of overall service instead of fares. The Group believes that the stabilization in ticket price to a certain extent contributed to the increase of the Group’s revenue and improved its results of operations in 2001.

     Published air fares of Chinese airlines for the Hong Kong regional routes are determined by the CAAC and the relevant civil aviation authorities in Hong Kong or Macau, subject to consultation between the relevant Chinese airlines and Hong Kong or Macau airlines. Airlines may offer discounts on flights on their Hong Kong regional routes.

     Published air fares of Chinese airlines for international routes are determined through consultation between the relevant Chinese airlines and foreign airlines in accordance with the civil aviation agreements between the Chinese Government and the relevant foreign government, taking into account the international air fare standards established through the International Air Transportation Association. All air fares for international routes must be approved by the CAAC. Discounting of published international air fares is permitted.

     Acquisition of Aircraft and Flight Equipment

     The CAAC requires all Chinese airlines to acquire their aircraft through China Aviation Supplies Import and Export Corporation (“CASC”), an entity controlled by the CAAC. If a Chinese airline plans to acquire an aircraft, the airline must first seek approval from the CAAC and SDPC. The airline must, as a condition of approval, provide specific acquisition plans, which are subject to modification by the CAAC and SDPC. If the CAAC and SDPC approve an aircraft acquisition, the airline negotiates the terms of the acquisition with the manufacturer together with CASC because CASC possesses the license required to import or export aircraft, and CASC receives a commission in respect thereof. Most Chinese airlines are also required to acquire their aircraft engines, spare parts and other flight equipment through CASC. The Company and a few other Chinese airlines are permitted to import jet engines and other flight equipment for their own use without the participation of CASC. In the case of the Company, SAIETC acts as its importer agent and is paid an agency fee for its services.

     Jet Fuel Supply and Pricing

     CAOSC and Bluesky Oil Supplies Company, companies controlled and supervised by the CAAC, are the only jet fuel supply companies in China, with the exception of the joint venture jet fuel supply companies that supply the Shenzhen, Zhuhai and Sanya airports, in each of which CAOSC is a partner. Airlines are generally not permitted to buy jet fuel from other suppliers in their domestic operations, since the direct import of jet fuel for domestic purposes is prohibited. As a result, all Chinese airlines purchase their domestic jet fuel supply requirements (other than in respect of their Shenzhen, Zhuhai or Sanya operations) from the seven regional branches of CAOSC. Jet fuel obtained from such regional branches is purchased at uniform prices throughout China that are determined and adjusted by CAOSC from time to time with the approval of the CAAC and the pricing department of the SDPC based on market conditions and other factors.

     Safety

     The CAAC has made the improvement of air traffic safety in China a high priority and is responsible for the establishment of operational safety, maintenance and training standards for all Chinese airlines. The Chinese airlines are required to provide monthly flight safety reports to the CAAC, including reports of flight or other incidents or accidents and other safety related problems involving such airline’s aircraft occurring during the relevant reporting period. The CAAC periodically conducts safety inspections on individual airlines.

     The CAAC oversees the standards of all Chinese airline pilots through its operation of the CAAC Aviation College. The CAAC Aviation College is a monitoring unit located in Tianjin which implements a uniform pilot certification process applicable to all Chinese airline pilots and is responsible for the issuance, renewal, suspension and cancellation of pilot licenses. Every pilot is required to pass CAAC-administered examinations before obtaining a pilot license and is subject to an annual recertification examination.

     All aircraft operated by Chinese airlines, other than a limited number of leased aircraft registered in foreign countries, are required to be registered with the CAAC. All aircraft operated by Chinese airlines must have a valid certificate of airworthiness, which is issued annually by the CAAC. In addition, maintenance permits are issued to a Chinese airline only after its maintenance capabilities have been examined and assessed by the CAAC. Such maintenance permits are renewed annually. All aircraft operated by Chinese airlines may be maintained and repaired only by CAAC-certified maintenance facilities, whether located within or outside China. Aircraft maintenance personnel must be certified by the CAAC before assuming aircraft maintenance posts.

     Security

     The CAAC establishes and supervises the implementation of security standards and regulations for the Chinese commercial aviation industry. Such standards and regulations are based on Chinese laws, as well as standards developed by international commercial aviation organizations. Each airline and airport in China is required to submit to the CAAC an aviation security handbook describing specific security procedures established by such airline or airport for the day-to-day operations of commercial aviation and procedures for staff training on security. Such security procedures must be based on relevant CAAC regulations and international commercial aviation treaties. Chinese airports and airlines that operate international routes must also adopt security measures in accordance with the requirements of the relevant international agreements.

     Noise and Environmental Regulation

     All airlines in China must comply with the noise and environmental regulations of the PRC State Environmental Protection Agency. Applicable regulations of the CAAC permit Chinese airports to refuse take-off and landing rights to any aircraft that does not comply with noise regulations.

     Chinese Airport Policy

     The CAAC supervises and manages the administration of most civilian airports in China, including Baiyun International Airport, which is managed by Baiyun International Airport Company, a company directly controlled by the CAAC. Airports in China are also subject to regulation and ongoing review by the CAAC, which determines take-off and landing charges, as well as charges for the use of airports and airport services.

     Competition

     The CAAC’s extensive regulation of the Chinese commercial aviation industry has had the effect of managing competition among Chinese airlines. Nevertheless, competition has become increasingly intense in recent years due to a number of factors, including relaxation of certain regulations by the CAAC, an increase in the number of Chinese airlines and an increase in the capacity, routes and flights of Chinese airlines.

     In the Chinese aviation industry, the three dominant airlines are the Group, Air China and China Eastern Airlines (“China Eastern”). In 2002, these three airlines together controlled approximately 51% of the commercial aviation market in China as measured by passengers carried.

     Most major Chinese airlines have in recent years significantly expanded their fleets, while at the same time, passenger traffic has not increased proportionately. This has resulted in a reduction in the passenger load factors for most Chinese airlines. As a result, Chinese airlines are required to be more competitive with respect to, for example, quality of service, including ticketing and reservations, in-flight services, flight scheduling and timeliness.

     The Group expects that competition in China’s commercial aviation industry will continue to be intense. The Group will also face increasing competition from alternative means of transport, such as highway and rail, as China’s transportation infrastructure improves.

     Relative to other Chinese airlines, however, the Group believes that it possesses certain competitive advantages. The Group has the most extensive route network and the largest number of regional route bases among Chinese airlines, which the Group believes places it in a favorable position in the route allocation process. The Group also has the largest aircraft fleet of any Chinese airline, which, together with the

Group’s planned aircraft acquisitions, will permit the Group to expand its operations and to improve the deployment of the aircraft in its fleet. The Group also believes that its dominant presence in the populous and economically developed southern and central regions of China provides it with a competitive advantage in attracting new customers and that its fully integrated flight training, aircraft maintenance and air catering operations enable it to achieve and maintain high quality service to its customers.

     The following table sets forth the Group’s market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated.

	Passengers		Cargo and Mail		Total Traffic
	Carried		Carried (tons)		(ton kilometers)

	Industry	Group’s	Industry	Group’s	Industry	Group’s
Year	Total	Share	Total	Share	Total	Share

	(in million)	(% of total)	(in thousand)	(% of total)	(in billion)	(% of total)
1997	56.3	27.1	1,247	25.0	8.7	20.7
1998	57.5	26.2	1,401	24.9	9.3	20.4
1999	60.9	24.8	1,704	22.9	10.6	18.9
2000	67.2	24.9	1,967	22.5	12.3	20.0
2001	75.2	25.4	1,709	23.3	14.1	21.5
2002	85.9	25.0	2,021	23.3	16.5	21.9

     Domestic Routes

     The Group competes against its domestic competitors primarily on the basis of flight schedule, route network, quality of service, safety, type and age of aircraft and, to a lesser extent and until recently, price. The Group competes against nine other Chinese airlines in its various domestic route markets. Of these competitors, the largest are three airlines owned or controlled by the Chinese Government, and the remaining six airlines are operated by or under the control of various Chinese provincial or municipal governments.

     The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China, based on passenger volume, in 2002.

	Passengers	Cargo and	Departing
Airport	Carried (% of total)	Mail Carried (% of total)	Flights (% of total)

Beijing	12.5	12.6	11.8
Shanghai Hongqiao	15.5	10.6	15.2
Guangzhou	55.7	46.6	52.3
Shenzhen	33.5	35.8	28.6
Kunming	11.4	10.5	9.7
Chengdu	11.4	12.0	10.3
Xiamen	73.3	47.9	59.5
Haikou	28.5	32.5	20.4
Xian	10.2	13.7	7.2
Shanghai Pudong	11.2	5.8	11.2

     The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at seven busiest airports in southern and central China (excluding Guangzhou, Shenzhen, Xiamen and Haikou, which are included in the table above), based on passenger volume, in 2002.

	Passengers	Cargo and	Departing
Airport	Carried (% of total)	Mail Carried (% of total)	Flights (% of total)

Wuhan Tianhe	53.9	52.5	36.9
Changsha	50.3	71.8	35.6
Zhengzhou	73.6	80.2	54.3

	Passengers	Cargo and	Departing
Airport	Carried (% of total)	Mail Carried (% of total)	Flights (% of total)

Guiyang	29.9	39.8	23.6
Shantou	75.5	64.2	67.0
Guilin	38.3	17.9	32.9
Zhuhai	69.8	79.0	23.8

     Hong Kong Regional Routes

     The Group dominates the routes operated by Chinese airlines between Hong Kong and Macau and China. In 2002, the Group operated an average of more than 257 “charter” and other scheduled flights per week between China and Hong Kong or Macau, accounting for approximately 31.2% of the total number of passengers carried by all Chinese airlines on the Hong Kong regional routes. The Group believes that the routes on which it operates “charter” flights are among its highest yielding routes, primarily because the Group faces limited competition on such routes and is consequently less subject to downward pricing pressures. Dragon Air, which is a Hong Kong-based airline, competes with the Group on many of the Group’s Hong Kong regional routes.

     Air Macau Group Ltd. (“Air Macau”), a Macau-based airline, started to operate routes in 1996 between Macau and China, including destinations such as Beijing, Shanghai, Xiamen and Wuhan. Air Macau also operates routes between Macau and Taiwan, including flights which allow passengers to travel between Taiwan and China through Macau. The air fares on some of Air Macau’s routes are significantly less than air fares on comparable routes of the Group. Air Macau’s routes provide an alternative to and compete with the Group’s Hong Kong regional routes for passengers travelling between Taiwan and China.

     International Routes

     The Group competes with Air China, China Eastern and many well-established foreign airlines on its international routes. Most of these international competitors have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than the Group. In addition, the public’s perception of the safety and service records of Chinese airlines may adversely affect the Group’s ability to compete against its Hong Kong regional and international competitors. Many of the Group’s international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of the Group, or engage in promotional activities that may enhance their ability to attract international passengers.

     Air China has the most extensive international route network among Chinese airlines. Beijing, the hub of Air China’s operations, has been the destination for most international flights to China. The Group competes against, among other airlines, Thai Airways International, Singapore Airlines, Malaysian Airlines System, Air China and China Eastern on flights to Southeast Asian destinations. In the case of its European routes, the Group’s competitors include KLM-Royal Dutch Airlines. The Group faces competition on its international route from Air China and China Eastern, each of which operates several routes between destinations in China and the United States, as well as international airlines that fly to Los Angeles from Hong Kong. The Group competes in the international market primarily on the basis of safety, price, timeliness and convenience of scheduling.

     Airline Subsidiaries

     The Airline Subsidiaries are joint ventures established by the Company and local companies in the provinces or special economic zones where the Airline Subsidiaries are based and are engaged in providing airline and related services. The Company owns 60% equity interest in each of the Airline Subsidiaries.

     As of December 31, 2002, Xiamen Airlines operated under its own “MF” code a fleet of 26 aircraft on 79 domestic routes, four international route and five Hong Kong regional routes (exclusive of domestic and Hong Kong regional routes shared with the Company). In 2002, Xiamen Airlines carried a total of about 4.98 million passengers, or approximately 23.2% of the passengers carried by the Group in that year, and had RMB3,162 million in operating revenue.

     As of December 31, 2002, Shantou Airlines operated under the Group’s “CZ” code 4 aircraft on 48 domestic routes, one international route and two Hong Kong regional route. In 2002, Shantou Airlines carried a total of about 644,000 passengers, or 3.0% of the passengers carried by the Group in that year. Total operating revenue of Shantou Airlines for the year ended December 31, 2002 was RMB488 million.

     As of December 31, 2002, Guangxi Airlines operated under the “CZ” code 4 aircraft on 28 domestic routes (exclusive of domestic routes shared with the Company), two international routes and four Hong Kong regional routes. In 2002, Guangxi Airlines carried a total of about 626,000 passengers, or 2.9% of the total number of passengers carried by the Group in that year. Total operating revenue of Guangxi Airlines for the year ended December 31, 2002 was RMB433 million.

     As of December 31, 2002, Zhuhai Airlines operated under the “CZ” code 4 aircraft on 21 domestic routes, and one international route. In 2002, Zhuhai Airlines carried a total of about 681,000 passengers, or approximately 3.2% of the total number of passengers carried by the Group in that year. Total operating revenue of Zhuhai Airlines for the year ended December 31, 2002 was RMB414 million.

     As of December 31, 2002, Guizhou Airlines operated under the “CZ” code 4 aircraft on 21 domestic routes, one international route and one Hong Kong regional route. In 2002, Guizhou Airlines carried a total of about 480,000 passengers, or approximately 2.2% of the total number of passengers carried by the Group in 2002. Total operating revenue of Guizhou Airlines was approximately RMB332 million for the year ended December 31, 2002.

     Insurance

     The CAAC maintains fleet and legal liability insurance on behalf of the Group and all other Chinese airlines with the People’s Insurance Company of China (“PICC”) under the PICC master policy. The Group maintains aviation hull all risks, spares and airline liability insurance, aircraft hull all risks and spare engines deductible insurance, aviation hull war and allied perils policy of the type and in the amount customary in the Chinese aviation industry.

     Under Chinese law, civil liability of Chinese airlines for injuries suffered by passengers on domestic flights is limited to RMB 70,000 (approximately US$8,455) per passenger. Under the Convention for the Unification of Certain Rules Relating to International Transportation by Air of 1929 (as amended by the protocol of 1955, the “Warsaw Convention”), unless a separate agreement has been entered into between China and a specific country, civil liability for injuries suffered by passengers on international flights is limited to US$20,000 per passenger. The Group believes that it maintains adequate insurance coverage for the maximum civil liability that can be imposed in respect of injuries to passengers under Chinese law, the Warsaw Convention or any separate agreement applicable to the Group.

     The CAAC allocates insurance premiums payable in respect of the PICC master policy to each participating airline based on the value of the airline’s insured aircraft or, in the case of leased aircraft, based on the amount required by the terms of the lease. Insurance claims made by any participating airline may cause the premiums paid by the Group under the PICC master policy to increase. PICC’s practice has been to reinsure a substantial portion of its aircraft insurance business through reinsurance brokers on the London reinsurance market.

     Intellectual Property

     The Group’s businesses and operations, other than the businesses and operations of Xiamen Airlines, are conducted under the names “China Southern” and “China Southern Airlines” in both English and Chinese. The Group uses as its logo a stylized rendition of a kapok plant. Xiamen Airlines conducts its businesses and operations under the name of “Xiamen Airlines” in English and Chinese and uses its own logo depicting a stylized rendition of an egret.

     The names “China Southern” and “China Southern Airlines” contain Chinese words of common usage and are therefore not eligible for registration as tradenames under current Chinese law. The kapok logo is a trademark registered in China and recorded with the International Air Transport Association (“IATA”), the rights to which are owned by CSAHC. The Company and CSAHC have entered into a trademark license agreement (the “Trademark License Agreement”), pursuant to which CSAHC has licensed to the Group the right to use the names “China Southern” and “China Southern Airlines” in both English and Chinese and granted the Company a 10-year renewable license from 1997 to use the kapok logo on a world-wide basis. CSAHC has retained the right to use the kapok logo in connection with its non-airline related businesses conducted as of the date of the Trademark License Agreement and to permit its affiliates that do not compete, directly or indirectly, with the Group to use the kapok logo. Xiamen Airlines owns all rights to its egret logo, which is a trademark registered in China, and recorded with the IATA.

The Company owns all rights to three trademarks, being SKY PEARL CLUB, the logo relating to Easy Cargo 5000 and “SKY PEARL CARD” which are registered in China, and recorded with Trademark Office of the State Administration for Industry and Commerce. Zhuhai Airlines Company Limited owns all rights to the airline logo which is registered with the Trademark Office of the State Administration for Industry and Commerce.

Organizational Structure

The following chart illustrates the corporate structure of the Group as of year end 2002 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, affiliated companies and jointly controlled entity.

The particulars of the Company’s principal subsidiaries at December 31, 2002 are as follows:

		Attributable equity
	Place and date of	interest to the
Name of company	establishment/operation	Company

		Direct	Indirect
		%	%
China Southern Airlines (Group)	PRC	100
Shenzhen Co.	October 14, 1983
Guangxi Airlines Company Limited	PRC	60	—
	April 28, 1994
Southern Airlines Group Shantou	PRC	60
Airlines Company Limited	July 20, 1993
Zhuhai Airlines Company Limited	PRC	60
	May 8, 1995
Xiamen Airlines Company Limited	PRC	60	—
	August 11, 1984
Guizhou Airlines Company Limited	PRC	60	—
	November 12, 1991
Guangzhou Nanland Air Catering	PRC	51	—
Company Limited	November 21, 1989
China Southern West Australian	Australia	65	—
Flying College Pty Ltd.	January 26, 1971
Baiyun Xinhua (Guangzhou) Air	PRC	70	—
Cargo Service Co.	January 4, 1989
China Southern Airlines (Group)	PRC	100	—
Zhuhai Helicopter Company Limited	August 31, 1993
Guangzhou Baiyun International	PRC	61	—
Logistic Company Ltd	July 23, 2002

Affiliated Companies and Jointly Controlled Entities

The particulars of the Group’s principal affiliated companies and jointly controlled entity at December 31, 2002 are as follows:

	Place and date of	Attributable equity interest
Name of company	establishment/operation	to the company

		Direct	Indirect
		%	%
Guangzhou Aircraft Maintenance	PRC	50	—
Engineering Company Limited	October 28, 1989

	Place and date of	Attributable equity interest
Name of company	establishment/operation	to the company

		Direct	Indirect
		%	%
Southern Airlines Group	PRC	30	16.86
Finance Company Limited	June 28, 1995
Sichuan Airlines Corporation	PRC	30	—
Limited	August 28, 2002
China Postal Airlines Limited	PRC	49	—
	November 25, 1996
MTU Maintenance Zhuhai	PRC	50	—
Company Limited	April 6, 2001
Zhuhai Xiang Yi Aviation	PRC	51	—
Technology Company Limited	July 10, 2002

     Certain of the Company’s subsidiaries, affiliated companies and jointly controlled entities are PRC joint ventures which have limited duration pursuant to PRC law.

Property, Plant and Equipment

For a discussion of the Group’s aircraft, see Item 4, “Information on the Company — History and development of the Company -Aircraft Fleet.”

The Group’s headquarters in Guangzhou occupy an area of approximately 149,000 square meters of land and a total gross floor area of approximately 149,000 square meters. The Group leases from CSAHC the land in Guangzhou on which the Group’s headquarters and other facilities are located. The Group also leases from CSAHC certain buildings at the Wuhan, Haikou and Zhengzhou airports.

The Company’s principal properties are located at its headquarters site and at its route bases. The following table sets forth certain information with respect to the Company’s properties at its headquarters in Guangzhou and certain route bases as of the date hereof.

	Land		Buildings

	(in square meters)		(in square meters)
	Owned	Leased	Owned	Leased

Guangzhou	—	80,909	103,957	1,755
Shenzhen	208,740	—	35,936	—
Zhuhai	170,062	—	18,791	—
Changsha	138,949	—	21,482	—
Zhengzhou	290,841	—	9,672	—
Haikou	5,265	—	—	19,633
Wuhan	—	—	435	26,061
Nanyang	—	—	12,156	—

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land		Buildings

	(in square meters)		(in square meters)
	Owned	Leased	Owned	Leased

Xiamen	211,632	—	29,292	1,564
Shantou	20,292	—	27,810	3,127
Zhuhai	53,797	—	29,697	1,513
Guilin	—	—	14,594	349

	Land		Buildings

	(in square meters)		(in square meters)
	Owned	Leased	Owned	Leased

Guizhou	270,001	—	10,466	—

As systems for registration and transfer of land use rights and related real property interests in China have been implemented relatively recently, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Group’s headquarters and other facilities are located and the buildings that the Group uses at its route base in Wuhan, Haikou and Zhengzhou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by the Group that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair the ability of the Group to dispose of or mortgage such land use rights and buildings.

The Group has been occupying all of the land and buildings described above without challenge. CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land in Guangzhou. The Group understands that the CAAC is basing its conclusion on an agreement among certain governmental authorities relating to such land. CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge of, or interference with, the use by the Group of any of their respective land and buildings.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis should be read in conjunction with the Financial Statements of the Group contained elsewhere in this Annual Report. The Group maintains its books and accounts in accordance with accounting principles generally accepted in the PRC (“PRC GAAP”) and prepares its financial statements in accordance with both PRC GAAP and IFRS. The Financial Statements contained elsewhere in this Annual Report have been prepared in accordance with IFRS. IFRS differs in certain material respects from U.S. GAAP. For a discussion of the material differences between IFRS and U.S. GAAP relating to the Group, see “U.S. GAAP Reconciliation” and Note 31 to the Financial Statements.

Critical Accounting Policies

The discussion and analysis of the Group’s financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of such consolidated financial statements requires the Group to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. The Group believes that its critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Financial Statements.

     Revenue Recognition

     The Group records sales of passenger, cargo and mail tickets as a current liability on the consolidated balance sheet. Passenger, cargo and mail revenues are recognized and the related current liability is reduced when the transportation is provided. The Group makes estimates about a current liability for tickets sold but not yet reported to the Group, the timing and amount of tickets uplifted by other airlines and the amount of tickets sold that will not be used. The Group periodically evaluates the liability and record any resulting adjustments, which may be significant, in the consolidated statement of operations in the period in which the evaluations are completed.

     Fixed Assets

     The Group depreciates its fixed assets on a straight-line basis to their estimated residual values over their respective estimated useful life. In addition, the Group evaluates fixed assets used in operations for impairment. If circumstances indicate that the net book value of an asset or investment may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The amount of impairment loss is the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, the Group utilizes certain assumptions, including, but not limited to: (i) estimated fair market value of the assets, and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Group’s operations and estimated residual values. The Group will use all readily available information in determining an amount that is a reasonable approximation of recoverable amounts, including estimates based on industry trends and reference to market rates and transactions. Changes to the above estimates may have a material effect on the Group’s Financial Statements.

Overview

During the year, the economic conditions in the PRC and other Asian regions continued to show steady improvement, leading to an increase in demand for aviation services. To increase the efficiency and global competitiveness of PRC domestic airlines, the PRC Government implemented various measures to maintain the momentum of economic growth and to streamline the airline industry through mergers and restructuring.

The Group conducts a portion of its airline operations through the Airline Subsidiaries. Operating results for the Airline Subsidiaries are included in each of the years presented in the Financial Statements. The Airline Subsidiaries, which derive substantially all of their operating revenue from passenger traffic, accounted for 29.7%, 29.7% and 26.8% of the Group’s total operating revenue, and 35.0%, 34.2% and 33.5% of the Group’s total passengers carried, in 2000, 2001 and 2002, respectively. Xiamen Airlines is the largest member of the Airline Subsidiaries, with operating revenue of RMB2,737 million, RMB3,185 million and Rmb3,162 million in 2000, 2001 and 2002, respectively, or 18.0%, 18.9% and 17.5% of the Group’s total operating revenue in such years.

The Group’s operating revenue is substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for the Group’s flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, the Group’s airline revenue is generally higher in the second and third quarters than in the first and fourth quarters.

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses is fixed costs that do not vary proportionally based on the Group’s load factors or the number of passengers carried. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs, operating lease payments, labor costs and depreciation and amortization of aircraft and flight equipment, do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Group recorded a net exchange gain (loss) of RMB319 million, RMB297 million and RMB(175) million in 2000, 2001 and 2002, respectively. These amounts represented mainly unrealized exchange differences resulting from the retranslation of the foreign currency borrowings as of year end 2000, 2001 and 2002.

A number of other external variables, including political and economic conditions in China, tend to have a major impact on the Group’s performance. The Group’s financial performance is also significantly affected by factors arising from operating in a regulated industry. As substantially all aspects of the Group’s airline operations are regulated by the CAAC, the Group’s operating revenues and expenses are directly affected by the CAAC’s policies with respect to domestic airfares, jet fuel prices and landing and navigation charges, among others. The nature and extent of airline competition and the ability of Chinese airlines to expand are also affected by CAAC’s control over route allocations. Any changes in the CAAC’s regulatory policies, or any implementation of such policies may have a significant impact on the Group’s future operations and its ability to implement its operating strategy.

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2001 and 2002:

	Year ended December 31,		2002 vs. 2001

	2001	2002	% Increase/ (Decrease)

Traffic
RPK (million)
Domestic	19,447	22,092	13.6
Hong Kong regional	1,060	1,081	2.0
International	4,550	5,767	26.7

	Year ended December 31,		2002 vs. 2001

	2001	2002	% Increase/ (Decrease)

Total	25,057	28,940	15.5
RTK (million)
Domestic	2,217	2,532	14.2
Hong Kong regional	105	108	2.9
International	712	974	36.8
Total	3,034	3,614	14.1
RTK (million)
Passenger ton kilometres	2,236	2,584	15.6
Cargo and mail ton kilometers	798	1,030	29.1
Total	3,034	3,614	19.1
Passengers carried (thousand) Domestic	16,499	18,535	12.3
Hong Kong regional	1,409	1,369	(2.8)
International	1,213	1,589	31.0
Total	19,121	21,493	12.4
Cargo and mail carried (thousand tons)
Domestic	348	404	16.1
Hong Kong regional	14	14	—
International	36	52	44.4
Total	398	470	18.1
Capacity
ASK (million)
Domestic	31,393	33,753	7.5
Hong Kong regional	1,690	1,746	3.3
International	6,981	8,746	25.3
Total	40,064	44,245	10.4
ATK (million)
Domestic	3,622	3,924	8.3
Hong Kong regional	185	193	4.3
International	1,317	1,798	36.5
Total	5,124	5,915	15.4
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	61.9	65.5	5.8
Hong Kong regional	62.7	61.9	(1.3)
International	65.2	65.9	1.1
Total	62.5	65.4	4.6
Overall load factor (RTK/ATK) (%)
Domestic	61.2	64.5	5.4
Hong Kong regional	56.8	55.8	(1.8)
International	54.1	54.2	0.2
Total	59.2	61.1	3.2
Yield
Yield per RPK (RMB)
Domestic	0.62	0.55	(11.3)
Hong Kong regional	1.06	0.98	(7.5)
International	0.41	0.42	2.4
Total	0.60	0.54	(10.0)
Yield per RTK (RMB)
Domestic	5.83	5.21	(10.6)
Hong Kong regional	11.26	10.36	(8.0)
International	3.31	3.25	(1.8)
Total	5.43	4.84	(10.9)
Financial
Passenger revenue (RMB million)

	Year ended December 31,		2002 vs. 2001

	2001	2002	% Increase/ (Decrease)

Domestic	12,068	12,234	1.4
Hong Kong regional	1,128	1,055	(6.5)
International	1,860	2,407	29.4
Total	15,056	15,696	4.3
Cargo and mail revenue (RMB million)	1,406	1,786	27.0

Operating Results

The historical results of operations discussed below may not be indicative of the Group’s future operating performance. In addition to the factors discussed under “Overview” above, the Group’s future operations will be affected by, among other things, changes in the aviation market, the cost of jet fuel, aircraft acquisition and leasing costs, aircraft maintenance expenses, take-off and landing charges, wages, salaries and benefits and other operating expenses, foreign exchange rates and the rates of income taxes paid. The Group expects depreciation expenses to increase in future as the Group continues to expand its fleet.

     2002 Compared with 2001

     The Group recorded a net income of RMB576 million for 2002, as compared to a net income of RMB340 million for 2001. The Group’s operating revenue increased by RMB1,139 million or 6.7% from RMB16,880 million in 2001 to RMB18,019 million in 2002. Passenger load factor increased by 2.9 percentage points from 62.5% in 2001 to 65.4% in 2002. Passenger yield (in passenger revenue per RPK) decreased by 10.0% from RMB0.60 in 2001 to RMB0.54 in 2002. Average yield (in traffic revenue per RTK) decreased by 10.9% from RMB5.43 in 2001 to RMB4.84 in 2002. Operating expenses increased by RMB514 million or 3.3% from RMB15,479 million in 2001 to RMB15,993 million in 2002. As operating revenue increased more than operating expenses, operating profit increased by 44.7% from RMB1,401 million in 2001 to RMB2,026 million in 2002. The Group’s net non-operating expenses increased by 46.5%, from RMB605 million in 2001 to RMB887 million in 2002, mainly due to an unfavorable movement in exchange differences of RMB472 million, partly offset by a gain on disposal of four Boeing 757-200 aircraft of RMB199 million. Overall, the Group’s net income increased by 69.2%, from RMB340 million in 2001 to RMB576 million in 2002.

     Operating Revenue

     Substantially all of the Group’s operating revenue is attributable to its airline operations. Traffic revenue in 2002 and 2001 accounted for 97.0% and 97.5% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 89.8% and 10.2% respectively of total traffic revenue in 2002. The balance of the Group’s operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines that operate flights in and out of airports in Southern China (including the airports in Guangzhou, Shenzhen, Xiamen and Wuhan), air catering services and aircraft lease income.

     Operating revenue increased by 6.7% from RMB16,880 million in 2001 to RMB18,019 million in 2002. This increase was primarily due to a 4.3% rise in passenger revenue from RMB15,055 million in 2001 to RMB15,696 million in 2002 due to higher traffic volume. The total number of passengers carried increased by 12.4% to 21.49 million passengers in 2002. RPKs increased by 15.5% from 25,057 million in 2001 to 28,940 million in 2002, primarily as a result of an increase in passengers carried. However, passenger yield decreased by 10.0% from RMB0.60 in 2001 to RMB0.54 in 2002, mainly as a result of a fall in the average fares resulting from increased competition.

     Domestic passenger revenue, which accounted for 78.0% of total passenger revenue in 2002, increased by 1.4% from RMB12,068 million in 2001 to RMB12,234 million in 2002. For the Group’s domestic routes, passenger traffic in RPKs increased by 13.6%, while passenger capacity in ASKs increased by 7.5%, resulting in 3.6 percentage points increase in passenger load factor, or an increase of 5.8% from 2001. Passenger yield, however, decreased from RMB0.62 in 2001 to RMB0.55 in 2002 mainly as a result of increased competition among the PRC airlines.

     Hong Kong passenger revenue, which accounted for 6.7% of total passenger revenue, decreased by 6.5% from RMB1,128 million in 2001 to RMB1,055 million in 2002. For Hong Kong flights, passenger traffic in RPKs increased by 2.0%, while passenger capacity in ASKs increased by 3.3%, resulting in 0.8 percentage point decrease in passenger load factor, or a decrease of 1.3% from 2001. Passenger yield decreased from RMB1.06 in 2001 to RMB0.98 in 2002 mainly due to slack in traffic volume.

     International passenger revenue, which accounted for 15.3% of total passenger revenue, increased by 29.4% from RMB1,860 million in 2001 to RMB2,407 million in 2002. For international flights, passenger traffic in RPKs increased by 26.7%, while passenger capacity in ASKs increased by 25.3%, resulting in a 0.7 percentage point gain in passenger load factor, or an increase of 1.1% from 2001. Passenger yield increased slightly by 2.4% from RMB0.41 in 2001 to RMB0.42 in 2002.

     Cargo and mail revenue, which accounted for 10.2% of the Group’s total traffic revenue and 9.9% of total operating revenue, increased by 27.0% from RMB1,406 million in 2001 to RMB1,786 million in 2002. The increase was primarily due to the opening of two international cargo routes in 2002.

     Other operating revenue increased by 28.4% from RMB418 million in 2001 to RMB537 million in 2002. The increase was primarily due to increase in fees charged for ground services rendered to other Chinese airlines as the traffic volume increased as well as an income from a lease arrangement effected during the year.

     Operating Expenses

     Substantially all of the Group’s operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repairs and maintenance and to depreciation and amortization in respect of aircraft and flight equipment. Expenses associated directly with the Group’s flight operations (collectively, “flight operations expenses”) include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group’s aircraft (collectively, “maintenance expenses”) include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labor costs for maintenance personnel. Expenses associated directly with the Group’s aircraft and traffic servicing operations (collectively “aircraft and traffic servicing expenses”) include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labor costs for ground personnel. The balance of the Group’s operating expenses result from promotional and marketing activities (collectively, “promotion and sales expenses”) such as sales commissions, fees for use of the CAAC’s reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses.

     Total operating expenses in 2002 amounted to RMB15,993 million, representing an increase of 3.3% or RMB514 million over 2001, primarily due to the combined effect of the growth in operations and increase in maintenance expenses. Total operating expenses as a percentage of total operating revenue decreased from 91.7% in 2001 to 88.76% in 2002 as the increase in operating revenue exceeded the increase in operating expenses.

     Flight operation expenses, which accounted for 42.1% of total operating expenses, decreased by 2.5% from RMB6,906 million in 2001 to RMB6,733 million in 2002, mainly due to a decrease in operating lease rentals. Fuel costs, which accounted for 52.3% of flight operations expenses decreased by 0.8% from RMB3,549 million in 2001 to RMB3,519 million in 2002 mainly resulting from decreased fuel prices. Operating lease rentals decreased by 25.9% from RMB1,913 million in 2001 to RMB1,417 million in 2002, primarily due to the termination of wet leases of five Boeing 737-300/37K aircraft from Zhongyuan Airlines in January 2002. Catering expenses increased by 12.8% from RMB554 million in 2001 to RMB625 million in 2002, reflecting primarily an increase in number of passengers carried. Aircraft insurance costs increased by 108.1% from RMB123 million in 2001 in the rates of aircraft insurance premiums subsequent to the 911 incident of the United States. Labor costs for flight personnel increased by 18.9% from RMB657 million in 2001 to RMB781 million in 2002, largely due to an increase in flight hours as well as an increase in bonuses for flight personnel.

     Maintenance expenses which accounted for 14.6% of total operating expenses, increased by 15.8% from RMB2,015 million in 2001 to RMB2,333 million in 2002. The increase was primarily attributable to a 15.7% increase in aircraft maintenance and repair charges from RMB1,845 million in 2001 to RMB2,135 million in 2002, mainly as a result of the effect of fleet expansion in recent years and the growth in operations.

     Aircraft and traffic servicing expenses, which accounted for 15.7% of total operating expenses, increased by 9.3% from RMB2,298 million in 2001 to RMB2,511 million in 2002. The increase primarily resulted from 9.1% rise in landing and navigation fees from RMB2,157 million in 2001 to RMB2,353 million in 2002, as the number of flights increased.

     Promotional and sales expenses, which accounted for 9.4% of total operating expenses, decreased by 2.7% from RMB1,541 million in 2001 to RMB1,500 million in 2002. The decrease was due to 15.9% decrease in sale commissions and bonuses paid to sales agents because of tighter cost controls exercised by the Group.

     General and administrative expenses, which accounted for 6.6% of total operating expenses, increased by 18.8% from RMB892 million in 2001 to RMB1,060 million in 2002. This was mainly due to an increase in staff salaries and welfare benefits of 27.8% from RMB439 million in 2001 to RMB561 million in 2002 and increased scale of operations.

     Depreciation and amortization, which accounted for 11.5% of total operating expenses, increased by 1.4% from RMB1,815 million in 2001 to RMB1,840 million in 2002. This was primarily as a result of the additions of aircraft during 2002.

     Operating Profit

     Operating profit increased by 44.7% from RMB1,401 million in 2001 to RMB2,026 million in 2002, as operating revenue increased by RMB1,139 million or 6.7% from 2001, while operating expenses increased by RMB514 million or 3.3% over the same period.

     Non-operating Income/(Expenses)

     Interest expense increased by 2.7% from RMB934 million in 2001 to RMB959 million in 2002, mainly reflecting the additional bank loans borrowed to finance the acquisitions of aircraft, partly offset by scheduled debt repayments during the year.

     Interest income increased by 5.5% from RMB50 million in 2001 to RMB53 million in 2002. This was mainly due to an increase in cash balances.

     The Group recognized a net gain on sale of fixed assets of RMB171 million in 2002, mainly resulting from disposal of four Boeing 757-200 aircraft.

     During 2002, the Group recorded a net exchange loss of RMB175 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealized translation loss.

     Taxation

     The Group is subject to PRC income tax at a rate of 33%.

     Taxation expense increased by 24.2% from RMB321 million in 2001 to RMB398 million in 2002, reflecting primarily an increase in profit before taxation. A deferred tax asset of RMB149 million was recognized at December 31, 2002 in respect of the unrelieved PRC tax losses brought forward from prior years. Such tax losses are available for carry-forward to offset against future PRC taxable profits for a maximum period of 5 years.

     Minority Interests

     Minority interests increased by 22.7% from RMB135 million in 2001 to RMB165 million in 2002, primarily as a result of an increase in net profits of the Group’s Airline Subsidiaries.

     2001 Compared With 2000

     The Group recorded net income of RMB340 million for 2001, a decrease of 32.2% from RMB502 million for 2000. The Group’s operating revenue increased by RMB1,702 million or 11.2% from RMB15,178 million in 2000 to RMB16,880 million in 2001. Passenger load factor increased by 2.1 percentage point from 60.4% in 2000 to 62.5% in 2001. Passenger yield (in passenger revenue per RPK) decreased by 1.6% from RMB 0.61 in 2000 to RMB0.60 in 2001. Average yield (in traffic revenue per RTK) decreased by 3.6% from RMB5.63 in 2000 to RMB5.43 in 2001. Operating expenses increased by RMB1,483 million or 10.6% from RMB13,996 million in 2000 to RMB15,479 million in 2001. Of the increase in operating expenses, an approximate amount of RMB243 million was attributable to the increase in aircraft repair and maintenance expense and the remaining amount of approximately RMB1,240 million was primarily due to operational growth. As operating revenue increased more than operating expenses, operating income increased by 18.5% from RMB1,182 million in 2000 to RMB1,401 million in 2001. The Group’s net non-operating expenses increased by 141.3%, from RMB251 million in 2000 to RMB605 million in 2001, mainly reflecting a drop in sale of aircraft under sale and leaseback transactions of RMB318 million and a loss on sale of staff quarters of RMB111 million.

     Operating Revenue

     Substantially all of the Group’s operating revenue is attributable to airline operations. Traffic revenue in 2000 and 2001 accounted for 96.9% and 97.5% of total operating revenue, respectively. Passenger traffic and cargo and mail traffic accounted for 91.5% and 8.5% of total traffic revenue in 2001, respectively. The balance of the Group’s operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines, which operate flights in and out of airports in Southern China, including the airports in Guangzhou, Shenzhen, Xiamen and Wuhan, air catering services and aircraft lease income.

     Operating revenue increased by 11.2% from RMB15,178 million in 2000 to RMB16,880 million in 2001. This increase was primarily due to a 13.6% rise in passenger revenue from RMB13,255 million in 2000 to RMB15,056 million in 2001, primarily as a result of higher traffic volume. The total number of passengers carried increased by 13.5% to 19.12 million passengers in 2001. RPKs increased by 15.7% from 21,653 million in 2000 to 25,057 million in 2001, primarily as a result of an increase in passengers carried. However, passenger yield decreased by 1.6% from RMB0.61 in 2000 to RMB0.60 in 2001, primarily as a result of a fall in the average fares of international passenger traffic.

     Domestic passenger revenue, which accounted for 80.1% of total passenger revenue in 2001, increased by 14.2% from RMB10,564 million in 2000 to RMB12,068 million in 2001. For the Group’s domestic routes, passenger traffic in RPKs increased by 14.6%, while passenger capacity increased by 10.8%, resulting in a 2.0 percentage point increase in passenger load factor, or an increase of 3.3% from 2000. Passenger yield remained unchanged at RMB0.62.

     Hong Kong passenger revenue, which accounted for 7.5% of total passenger revenue, decreased by 1.3% from RMB1,143 million in 2000 to RMB1,128 million in 2001. For Hong Kong flights, passenger traffic in RPKs decreased by 1.3%, while passenger capacity in ASKs, decreased 3.1%, resulting in a 1.1 percentage point increase in passenger load factor, or an increase of 1.8% from 2000. Passenger yield remained unchanged at RMB1.06.

     International passenger revenue, which accounted for 12.4% of total passenger revenue, increased by 20.2% from RMB1,548 million in 2000 to RMB1,860 million in 2001. For international flights, passenger traffic in RPKs increased by 26.2%, while passenger capacity in ASKs increased by 21.6%, resulting in a 2.4 percentage point increase in passenger load factor, or an increase of 3.8% from 2000. Passenger yield decreased by 4.7% from RMB0.43 in 2000 to RMB0.41 in 2001, principally as a result of larger fare discounts being offered on the long-haul flights, especially on the two new routes to Australia, with a view to establishing the market share.

     Cargo and mail revenue, which accounted for 8.5% of the Group’s total traffic revenue and 8.3% of total operating revenue, decreased by 3.1% from RMB1,451 million in 2000 to RMB1,406 million in 2001. This decrease was primarily due to increased competition in domestic and international markets. In order to maintain its market share, larger discounts were given by the Group, resulting in a drop of yield per RTK of 17.4%.

     Other operating revenue decreased by 11.4% from RMB472 million in 2000 to RMB418 million in 2001. This decrease was primarily due to a drop in aircraft lease income of RMB45 million.

     Operating Expenses

     Substantially all of the Group’s operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repairs and maintenance and to depreciation and amortization in respect of aircraft and flight equipment. Expenses associated directly with the Group’s flight operations (collectively, “flight operations expenses”) include fuel costs, operating lease rentals, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group’s aircraft (collectively “maintenance expenses”) include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labor costs for maintenance personnel. Expenses associated directly with the Group’s aircraft and traffic servicing operations (collectively “aircraft and traffic servicing expenses”) include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labor costs for ground personnel. The balance of the Group’s operating expenses result from promotional and marketing activities (collectively, “promotional and marketing expenses”) such as sales commission, fees for use of the CAAC’s reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses, and from depreciation and amortization expenses.

     Total operating expenses in 2001 amounted to RMB15,479 million, representing an increase of 10.6% or RMB1,483 million over 2000, primarily due to the combined effect of the growth in operations and increases in operating lease rentals and repair and maintenance expenses. Total operating expenses as a percentage of total operating revenue decreased from 92.2% in 2000 to 91.7% in 2001 as the increase in operating revenue exceeded the increase in operating expenses.

     Flight operation expenses, which accounted for 44.6% of total operating expenses, increased by 13.0% from RMB6,109 million in 2000 to RMB6,906 million in 2001, primarily as a result of an increase in fuel costs, operating lease rentals, catering expenses, aircraft insurance costs and labor costs for flight personnel. Fuel costs, which accounted for 51.4% of flight operations expenses, increased by 9.5%

from RMB3,240 million in 2000 to RMB3,549 million in 2001 as a result of the traffic capacity growth. Operating lease rentals increased by 18.4% from RMB1,616 million in 2000 to RMB1,913 million in 2001, due primarily to the full year effect of five Boeing 737-300/37K aircraft wet leased from Zhongyuan Airlines commencing in 2000. Catering expenses increased by 14.5% from RMB483 million in 2000 to RMB554 million in 2001, reflecting primarily an increase in number of passengers carried. Aircraft insurance costs increased by 44.7% from RMB85 million in 2000 to RMB123 million in 2001, due largely to a rise in aircraft insurance premiums levied on PRC airlines by the People’s Insurance (Property) Company of China as a result of the September 11 attacks in the United States of America. Labor costs for flight personnel increased by 14.1% from RMB576 million in 2000 to RMB657 million in 2001, due largely to an increase in flight hours as well as an increase in bonuses for flight personnel.

     Maintenance expenses which accounted for 13.0% of total operating expenses, increased by 14.6% from RMB1,759 million in 2000 to RMB2,015 million in 2001. The increase was primarily attributable to a 15.2% increase in aircraft maintenance and repair charges from RMB1,602 million in 2000 to RMB1,845 million in 2001, mainly as a result of the effect of fleet expansion in recent years.

     Aircraft and traffic servicing expenses, which accounted for 14.8% of total operating expenses, increased by 11.0% from RMB2,069 million in 2000 to RMB2,298 million in 2001. The increase resulted from a 10.3% rise in landing and navigation fees from RMB1,955 million in 2000 to RMB2,157 million in 2001, as the number of flights increased.

     Promotional and marketing expenses, which accounted for 10.0% of total operating expenses, increased by 11.8% from RMB1,378 million in 2000 to RMB1,541 million 2001. The increase was due to a 11.2% increase in commission and bonuses paid to sales agents, which resulted from a rise in traffic revenue and increased competition.

     General and administrative expenses, which accounted for 5.9% of total operating expenses, increased by 10.3% from RMB809 million in 2000 to RMB892 million in 2001. This was mainly due to an increase in staff salaries and welfare benefits of 6.1% from RMB294 million in 2000 to RMB312 million in 2001 and increased scale of operations.

     Depreciation and amortization, which accounted for 11.7% of total operating expenses, decreased by 2.6% from RMB1,864 million in 2000 to RMB1,815 million in 2001. This was primarily as a result of the disposal of four Boeing 757-200 aircraft and two Airbus 320-200 aircraft under sale and leaseback transactions in 2000 and 2001 respectively and full depreciation of certain old flight equipment during 2001.

     Operating Income

     Operating income increased by 18.5% from RMB1,182 million in 2000 to RMB1,401 million in 2001, as operating revenue increased by RMB1,702 million or 11.2% as compared to 2000, while operating expenses increased by RMB1,483 million or 10.6% over the same period.

     Non-operating Income/(Expenses)

     Interest expense decreased by 13.1% from RMB1,074 million in 2000 to RMB934 million in 2001, mainly reflecting the scheduled debt repayments during the year.

     Interest income decreased by 44.8% from RMB90 million in 2000 to RMB50 million in 2001. This was mainly attributable to a decrease in domestic deposit rates as well as a fall in the cash balances.

     The Group recognized a net loss on sale of fixed assets of RMB56 million in 2001, mainly resulting from the net effect of a loss of RMB111 million on disposal of staff quarters and a gain of RMB60 million on disposal of two Airbus 320-200 aircraft under sale and leaseback arrangements.

     During 2001, the Group recorded a net exchange gain of RMB297 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen depreciation. Such amount comprised mostly unrealized translation gains.

     Taxation

     The Group is subject to PRC income tax at a rate of 33%. Taxation expense decreased by 5.4% from RMB339 million in 2000 to RMB321 million in 2001, reflecting primarily the decrease in income before taxation. A deferred tax asset of RMB176 million was recognized at December 31, 2001 in respect of the unrelieved PRC tax losses brought forward from prior years. Such tax losses are available for carry-forward to offset against future PRC taxable profits for a maximum period of five years.

     Minority Interests

     Minority interests increased by 48.5% from RMB91 million in 2000 to RMB135 million in 2001, primarily as a result of an increase in net income of the Group’s Airline Subsidiaries.

Liquidity and Capital Resources

Prior to the initial public offering of the Company, the Group met its working capital and capital expenditure requirements through cash from its operations, the proceeds of certain long-term and short-term bank loans, capital lease financing and rebates available under certain of the Group’s aircraft leases. In July 1997, the Company received net proceeds of RMB5,459 million from its initial public offering. A majority part of these net proceeds were utilized to finance the Group’s working capital and capital expenditure requirements. As of December 31, 2002, the Group had loan facilities from several PRC commercial banks for providing long term loan finance up to an approximate amount of RMB12,360 million to the Group. As of December 31, 2002, an approximate amount of RMB7,258 million was utilized. As of December 31, 2001 and 2002, the Group’s cash and cash equivalents totaled RMB2,818 million and RMB3,771 million, respectively.

Net cash inflows from operating activities in 2000, 2001 and 2002 were RMB2,355 million, RMB2,224 million and RMB3,698 million respectively.

Net cash used in investing activities in 2000, 2001 and 2002 was RMB256 million, RMB3,036 million and RMB5,895 million respectively. Cash capital expenditures in 2000, 2001 and 2002 were RMB1,381 million, RMB1,492 million and RMB6,351 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in pilot training facilities and other facilities and buildings for operations.

Financing activities resulted in net cash (outflows)/inflow of RMB(2,490) million, RMB(568) million and RMB3,150 million in 2000, 2001 and 2002, respectively. The net cash outflows of 2000 and 2001 were primarily as a result of making scheduled repayments of bank borrowings and capital lease obligations in excess of proceeds from new bank borrowings.

As of December 31, 2002, the Group’s aggregate long-term debt and obligations under capital leases totaled RMB14,851 million. Based on such amount, in 2003, 2004, 2005, 2006, 2007 and thereafter, amounts payable under such debt and obligations will be RMB2,384 million, RMB2,115 million, RMB2,111 million, RMB5,125 million and RMB3,116 respectively. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, with almost all being fixed interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies was primarily as a result of its foreign currency debts. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

As of December 31, 2002, the Group’s short term bank debt was RMB4,423 million with interest rates ranging from 1.9% to 5.3%. The Group’s weighted average interest rate on short-term bank notes payable was 3.11% as of December 31, 2002. The primary use of the proceeds of the Group’s short-term debt is to finance working capital needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

As of December 31, 2002, the Group had obligations under operating leases totalling RMB8,537 million, predominately for aircraft. Of such amount, RMB1,280 million, RMB1,328 million, RMB1,245 million, RMB1,002 million and RMB3,682 million respectively was due in 2003, 2004, 2005, 2006, 2007 and thereafter.

As of December 31, 2002, the Group had a working capital deficit of RMB7,016 million, as compared to a working capital deficit of RMB3,696 million as of December 31, 2001. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and short-term bank debt refinancings to meet its short-term liquidity and working capital needs. The increase in the Group’s working capital deficit from 2001 to 2002 was mainly because the Group sought increased short term bank loans to finance its aircraft acquisitions. Upon deliveries of the aircraft, the Group continued to seek renewal of its short-term loans instead of replacing such loans with long term loans, as the interest rate for short-term loans is lower. The liquidity of the Group in the future will primarily be dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they become due and, on its ability to obtain adequate external financing to meet its committed future capital expenditures. With regard to the future capital commitments, the

Group has obtained firm commitments from several PRC banks to provide loans up to approximately RMB5,102 million and sought letters of intent from several PRC banks to provide additional loans up to approximately RMB5,876 million. With regard to the Group’s long-term debt and lease obligations due in 2003 of RMB3,664 million, the Group intends to meet such payment using its operating cashflows. As the Group is subject to a high degree of operating leverage, a minor decrease in the Group’s yield and/or load factor could result in a significant decrease in its operating revenue and hence its operating cashflows. This could arise in such circumstances as where competition between Chinese airlines increases or where PRC aviation demand decreases. Similarly, a minor increase in the jet fuel prices, particularly those in domestic market, could result in a significant increase in the Group’s operating expenses and hence a significant decrease in its operating cashflows. This could be caused by fluctuations in supply and demand in international oil market. Currently, the Group’s existing debt and capital lease facilities do not contain any financial covenants. Nevertheless, as the Group is subject to a high degree of financial leverage, an adverse change in the Group’s operating cashflows could adversely affect its financial health and hence weaken its ability to obtain additional debt and lease facilities and to renew its short-term debt facilities as they fall due.

The Group acquired certain of its aircraft pursuant to capital or operating leases that obligate the Group to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Taxation Bureau, lease arrangements executed prior to September 1, 1999 are exempt from PRC withholding tax. The PRC withholding tax payable in respect of the operating leases executed after September 1, 1999 of RMB5 million, RMB12 million and RMB14 million during 2000, 2001 and 2002 respectively, have been included as part of the operating lease charges.

As of December 31, 2002, the Group had capital commitments in 2003, 2004 and 2005 of approximately RMB6,204 million, RMB2,612 million and RMB731 million, respectively. Of such amounts, RMB2,801 million in 2003, RMB2,344 million in 2004 and RMB731 million in 2005 are related to the acquisition of aircraft and related flight equipment, and RMB2,890 million in 2003 and RMB237 million in 2004 are related to the Group’s facilities and equipment to be constructed and installed at the Guangzhou new airport. This new airport is expected to commence operations in late 2003 to replace the Baiyun International Airport as the Group’s main route base. The remaining amounts of RMB513 million in 2003 and RMB31 million in 2004 are related to the Group’s other airport and office facilities and equipment, overhaul and maintenance bases and training facilities. The Group’s capital expenditures are generally subject to receipt of various approvals of the Chinese Government and may be subject to change depending on the timing of such approvals, prevailing market condition, the availability of financing and other relevant factors.

As of December 31, 2002, the Group undertook to make a capital contribution of approximately RMB60 million and RMB201 million to jointly controlled entity and affiliated company, respectively.

As of December 31, 2002, cash and cash equivalents of the Group totaled RMB3,771 million. Of such balance, 23.7% was denominated in foreign currencies (mainly in United States dollars).

A final dividend of RMB0.02 (before tax) per share totaling RMB67.5 million (before tax) in respect of financial year 2001 was paid to shareholders during the year. No interim dividend was paid during the year ended December 31, 2002.

The Group expects that the Group’s cash from operations and short-term and long-term bank borrowings will be sufficient to meet its cash requirements in the foreseeable future.

Contractual Obligations and Commercial Commitments

The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2002.

		As of December 3, 2002

		Payment due by period

		less than
	Total	1 year	1-3 year	4-5 year	After 5 years

	(RMB million)
Contractual obligations
Short-term debt	4,423	4,423	—	—	—
Long-term debt	6,653	817	1,887	2,686	1,263
Capital lease obligations	8,198	1,567	2,339	2,439	1,853

Total contractual obligations	19,274	6,807	4,226	5,125	3,116

Other commercial commitments
Operating leases commitment	8,537	1,280	2,573	1,002	3,682
Aircraft purchase commitments	5,876	2,801	2,344	731	—
Capital commitments in respect of investments in the Guangzhou new airport	526	526	—	—	—
Other capital commitments	44	44	—	—	—
Investing commitments	261	261	—	—	—

Total commercial obligations	15,244	4,912	4,917	1,733	3,682

Note 1 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Senior Management

The following table sets forth certain information concerning directors (“Directors”), senior management (“Senior Management”) and supervisors (“Supervisors”) of the Company in 2002. There were certain changes in the Company’s Directors, Senior Management and Supervisors subsequent to December 31, 2002, details of which are set forth below.

Name	Age	Position

Yan Zhi Qing	60	Chairman of the Board of Directors
Wang Chang Shun	45	Vice Chairman of the Board of Directors; President
Li Feng Hua	53	Director; Vice President
Wang Shao Xi	61	Director
Zhang Rui Ai	61	Director
Zhou Yong Jin	59	Director
Xu Jie Bo	37	Director; Chief Financial Officer
Wu Rong Nan	61	Director
Simon To	51	Independent Non-Executive Director
Peter Lok	66	Independent Non-Executive Director
Wei Ming Hai	38	Independent Non-Executive Director
Liang Hua Fu	61	Chairman of the Supervisory Committee
Gan Yu Hua	74	Supervisor
Li Qi Hong	55	Supervisor
Jiang Ping	52	Vice President
Li Kun	42	Vice President

Name	Age	Position

Yuan Xin An	46	Vice President
Zheng En Ren	57	Vice President
Yang Guang Hua	49	Vice President
Su Liang	40	Company Secretary

On April 12, 2002, the Board of Directors by resolutions appointed Mr. Yuan Xi An, Mr. Zheng En Ren and Mr. Yang Guang Hua respectively as Vice President of the Company.

On October 11, 2002, Li Feng Hua resigned as the Director and Vice President of the Company due to work arrangement.

On March 14, 2003, Mr. Wang Shao Xi and Mr. Zhang Rui An tendered their resignations to the Company as Directors of the Company due to retirement. Such resignation took effect after approval at the 2002 Annual General Meeting of the Company.

In the Annual General Meeting held on May 13, 2003, it was resolved that Mr. Li Feng Hua, Mr. Wang Shao Xi and Mr. Zhang Rui Ai resigned as directors of the Company. It was also resolved that Mr. Liu Ming Qi, Mr. Peng An Fa, Mr. Wang Quan Hua, Mr. Zhao Liu An, Mr. Zhou Yong Qian, Mr. Wang Zhi and Mr. Sui Guang Jun were elected as directors of the Company during the same meeting.

Yan Zhi Qing is the Chairman of the Board of Directors. He became an employee of the Company in February 1996. Mr. Yan has 36 years of experience in the Chinese aviation industry. Administrative positions which Mr. Yan has held include Director of Flight Operations of the Hunan Provincial Civil Aviation Administration, Director of the Guangxi Provincial Civil Aviation Administration, Director of the Central and Southern China Civil Aviation Administration, Director of the Political Department of the CAAC and Party Secretary and Managing Vice President of CSAHC. Mr. Yan is currently the President and Party Secretary of CSAHC. Mr. Yan graduated from the School of Aviation Administration and Flight Control in 1962.

Wang Chang Shun is the Vice Chairman of the Board of Directors and the President of the Company. He began his career in civil aviation in February 1976, mainly involved in air traffic control. He has held positions such as Director of the Flight Operations Office of the Urumqi Civil Aviation Administration, Director of the Flight Meteorology and Flight Safety Monitoring Division, Party Secretary and Deputy General Manager of Xinjiang Airlines, and Party Secretary of Urumqi Civil Aviation Administration. Mr. Wang is also Vice President of CSAHC. Mr. Wang graduated from the Post-graduate Business Management School of the Chinese Academy of Social Sciences and is qualified as a Senior Expert of Political Science.

Zhou Yong Jin is a Director of the Company. He joined CSAHC in January 1991 and became an employee of the Company upon its establishment in March 1995. Mr. Zhou served as a Director of the Propaganda Department of CSAHC, Party Secretary of the Transportation Department (Guangzhou) of the Company, and Party Secretary of the Company Shenzhen branch. He is currently Chairman of the Labor Union of the Company and a director of the Company.

Xu Jie Bo is a Director and the Chief Financial Officer of the Company. He joined the Company in July 1998. Mr. Xu graduated from the Management Department of Tianjin University and worked in the Financial Department of Guangzhou Civil Aviation Administration upon graduation. In January 1992, he was a supervisor of the Financial Management Office for Infrastructure Projects. Subsequently in December 1992, he worked as a Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration. In July 1998 he became General Manager of the Financial Department of the Company. He is a Director and the Chief Financial Officer. In addition, he is also a Director of Southern Airlines Group Shantou Airlines Company Limited and Guangxi Airlines Company Limited.

Wu Rong Nan is a Director of the Company. He joined CSAHC in January 1991 and became an employee of the Company upon its establishment in March 1995. Mr. Wu is an air traffic control engineer. He was once employed as the Director of Flight Operations of the Guangzhou Civil Aviation Administration and has been President of Xiamen Airlines since 1986.

Simon To is an Independent Non-executive Director of the Company. He is currently a Managing Director of Hutchison Whampoa (China) Limited, and also serves as director of several companies in Hong Kong and Foreign-invested companies in China. Mr. To has managed investment projects in China since early 1980’s and is familiar with the laws and regulations of Hong Kong and China. Mr. To graduated from Stanford University with a degree of Master of Business Administration.

Peter Lok is an Independent Non-executive Director of the Company. He joined the Civil Aviation Department of Hong Kong in 1956 and became its Assistant Director in 1982, Deputy Director in 1988, and Director from 1990 to 1996. During the period of 1997 to 2000, Mr. Lok first served as the advisor, and later became the president of Hong Kong Commercial Airlines Center. Mr. Lok has sat on various Committees such as the Evaluation Committees for the Design of Shanghai’s Pudong Airport, Committee for China’s Zhuhai Aviation and Spaceflight Fair, Evaluation Committees for the IATA Eagle Award. He is also an independent director of several other public airline companies.

Wei Ming Hai is an Independent Non-executive Director of the Company. He is a Professor and Dean of the School of Management of Zhongshan University. Professor Wei worked in Jiangxi Provincial Accounting Association, and he started working in Zhongshan University from 1991. In 1993 he became the chairman of the Accounting Department in the School of Management of Zhongshan University. In 1996 he became the Deputy Dean and in January 2000, Dean of the School of Management in Zhongshan University. Since 1998, Professor Wei has been a doctorate advisor for Accounting Information and Investment Analysis. Professor Wei is also on the board of directors of China Accountants Association, Vice Chairman of Accountants Association of Guangdong Province, Vice Chairman of Auditors Association of Guangzhou, Executive Member of the Research Institute of Financial Costs for Young and Middle-aged Accountants, member of American Accounting Association. Professor Wei holds an Economics Ph.D degree and a MBA degree from Tulane University in the United States of America. He has published over ten academic books or textbooks, and over 60 academic papers.

     Supervisory Committee

     As required by the Company Law and the Articles of Association, the Company has a supervisory committee (the “Supervisory Committee”) which is primarily responsible for the supervision of senior management of the Company, including the Board of Directors, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of three Supervisors. Two of the Supervisors are shareholder representatives appointed by shareholders, and one Supervisor is a representative of the Company’s employees. The Supervisors serve terms of three years and may serve consecutive terms. All three Supervisors were appointed on January 27, 1995 at the first shareholders’ meeting of the Company and re-appointed in the 1997 Annual General Meeting held on June 15, 1998.

     Liang Hua Fu is the Chairman of the Supervisory Committee of the Company. Mr. Liang held numerous positions in the Guangzhou Civil Aviation Administration, including Chief of the Navigation Division, Party Secretary of the Transportation Department, Secretary of the Disciplinary Department and Director of Administration and Supervision. Mr. Liang attended Tianjin Aviation School and Guangzhou Political Science College.

     Gan Yu Hua is a Supervisor of the Company. Mr. Gan held various positions in the Chinese commercial aviation industry, including Deputy Director of the Finance Department, Deputy Chief Accountant and Director of the Audit Department of the Guangzhou Civil Aviation Administration. He holds a Senior Account Certificate and is a member of the International Auditors Association. Mr. Gan graduated from Shanghai Li Xin Accounting College in 1948.

     Li Qi Hong is a Supervisor of the Company and the Representative of the Labor Union of the Group. Mr. Li graduated from the CAAC Aviation College in 1968, and held various administrative positions in the commercial aviation industry in China.

All Directors and Supervisors of the Company have entered into service contracts with the Company for a term of three years commencing April 16, 2001. Except for such service contracts, none of the Directors or Supervisors of the Company has entered or has proposed to enter into any other service contract with the Company or the Airline Subsidiaries.

Compensation

RMB0.1 million has been paid to non-executive directors for the year ended December 31, 2002. The aggregate compensation paid by the Company to all directors (excluding non-executive directors), supervisors and senior management for 2002 was RMB1.4 million. For the year ended December 31, 2002, the Company accrued an aggregate of approximately RMB64,000 on behalf of its executive directors, supervisors and senior management pursuant to the SA Pension Scheme and the retirement plans operated by various municipal government in which the Company participates.

Board Practices

Directors’ service contracts with the Company or any of its subsidiaries provide prorated monthly salary upon termination of employment in accordance with his contract. The Director is entitled to paid leave in accordance with his contract.

     Audit Committee

     The audit committee is appointed by the Board and consists of three independent non-executive Directors. The current members of the audit committee are Mr. Simon To, Mr. Peter Lok and Mr. Wei Ming Hai. At least once a year, the committee is required to meet with the external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The committee will normally meet four times a year. The external auditors or the Chief Financial Officer of the Company may request a meeting of the audit committee.

     The audit committee selects and engages, on behalf of the Company, external auditors to audit the Company’s annual financial statements and considers questions regarding the audit fees and the resignation or dismissal of the external auditors. The audit committee also reviews and approves the planned scope of the Company’s annual audit. In addition, the audit committee reviews the annual and interim financial statements, the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public, before submission to the Board. Moreover, the committee discusses problems arising from the audit and reviews the external auditors’ management letter and management’s response. Furthermore, the audit committee reviews the effectiveness of the system of internal financial controls from information provided by the Executive Directorate and management of the Company and by the independent auditors and ensures adherence to the Company’s control policies so that the Company’s assets are safeguarded and that the financial records are complete and accurate. The audit committee meets regularly with the Company’s senior financial, internal audit and the independent auditors to consider the Company’s financial reporting, the nature and scope of audit review and the effectiveness of the systems of internal control. The audit committee also reviews any significant transactions that are not in the ordinary course of business.

     The Company has an internal audit department which reviews procedures in all major financial and operational activities. This department is led by the head of internal audit who is directly responsible to the Chairman of the Board and submits regular reports to the audit committee.

     The Company does not have a Remuneration Committee. The executive compensation program of the Company is administered by the Board of Directors.

Employees

As of December 31, 2002, the Group had 17,031 employees, including 1,820 pilots, 2,570 flight attendants, 2,199 maintenance personnel, 3,832 sales and marketing personnel and 3,583 administrative personnel. All of the Group’s pilots, flight attendants, technical personnel, management personnel and sales and marketing personnel are contract employees, and most of the Group’s ancillary service workers are temporary employees. Contract employees are hired by the Group pursuant to renewable employment contracts with terms ranging from three to five years. Temporary employees generally are hired by the Group pursuant to at-will employment contracts or employment contracts with a term of one year.

The Company’s employees are members of a trade union organized under the auspices of the All-China’s Federation of Trade Unions, which is established in accordance with the Trade Union Law of China. A representative of the Company labor union currently serves on the Supervisory Committee of the Company. Each of the Company’s subsidiaries has its own trade union. The Group has not experienced any strikes, slowdowns or labor disputes that have interfered with its operations, and the Group believes that its relations with its employees are good.

All employees of the Group receive cash remuneration and certain non-cash benefits. Cash remuneration consists of salaries, bonuses and cash subsidies provided by the Group. Salaries are determined in accordance with the national basic wage standards. The total amount of wages payable by the Group to its employees is subject to a maximum limit determined by the CAAC based on the profitability of the Group and other factors. Bonuses are based on the profitability of the Group. Cash subsidies are intended as a form of cost-of-living adjustment. In addition to cash compensation, the Group’s contract employees receive certain non-cash benefits, including housing, education and health services, and the Group’s temporary employees receive limited health services, but not housing or education. CSAHC provides certain services in respect of these benefits to the Group’s employees in consideration of certain fees and other charges.

     Pension Programs

     Historically, the Group participated in an industry-wide pension scheme managed by the CAAC. With effect from January 1, 1998, the pension scheme of the CAAC was replaced by several new retirement schemes operated under the auspices of various municipal governments. Employees of the Group are currently covered by such schemes. Under such schemes, the Group is required to pay quarterly premiums to the relevant municipal governments. The premiums range from 14% to 19% of the total monthly salary, bonuses and other benefits paid by the Group to its employees.

     In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at the rate of 4.5% of total salaries. This scheme which was previously organized by CSAHC has been handed over to relevant PRC government agencies since January 2002. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to consolidated statement of income as and when incurred..

     The Group is also required to provide retirees with medical benefits, transportation subsidies and other welfare facilities. Previously, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing such benefits to the retired employees of the Group. With effect from January 1, 2002, such arrangement was terminated and the services are now provided by the Group itself..

     Workers’ Compensation

     There is no workers’ compensation or other similar compensation scheme under the Chinese labor and employment system. As required by Chinese law, however, the Group, subject to certain conditions and limitations, pays for the medical expenses of any contract employee who suffers a work-related illness, injury or disability and continues to pay the full salary of, and provides all standard cash subsidies to, such employee during the term of such illness, injury or disability. The Group also pays for certain medical expenses of its temporary employees.

     At no time during 2002 had any Director, Supervisor or member of the Senior Management or any of their spouses or minor children, been granted or exercised or subscribed for shares or debentures or options of the Company.

Share Ownership

As of the date of this Annual Report, no Director, Senior Management or Supervisor of the Company is a beneficial owner of any shares of the Company’s capital stock. As of the date of this Annual Report, no arrangement has been put in place involving issue or grant of options or shares or securities of the Company to any of the Director, Senior Management, Supervisor or employees of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

     Share Capital Structure

     As of December 31, 2002, the total share capital of the Company was 3,374,178,000 shares, of which approximately 65.2% (2,200,000,000 domestic shares) is held by CSAHC and approximately 34.8% (1,174,178,000 H shares) is held by Hong Kong and overseas shareholders.

     Substantial Shareholders

     As of December 31, 2002, the following shareholders had an interest of 5% or more in the Company’s shares:

		Approximate Percentage
Name	Number of Shares	of the Total Number of Shares

CSAHC	2,200,000,000 domestic shares	65.20%
HKSCC Nominees Limited	1,148,129,999 H shares	34.03%

The table below sets forth, as of December 31, 2002, the following entities hold 5% of the total number of H shares issued by the Company.

		Approximate Percentage of
Name	Number of H Shares	the Total Number of H Shares

The Hongkong and Shanghai Banking	643,649,717	54.82%

		Approximate Percentage of
Name	Number of H Shares	the Total Number of H Shares

Corporation Limited
Standard Chartered Bank	154,060,050	13.12%

     Domestic shares and H shares have identical voting rights.

Related Party Transactions

The Company enters into transactions from time to time with CSAHC and its affiliates. For a description of such transactions, see Note 22 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its affiliates. The Company believes that these arrangements are effected in the prevailing market rates and are commercially reasonable and on terms no less favorable than terms available from third parties.

     Acquisition of Assets from CSAHC

     During the year, the Group acquired five Boeing 737-300/37K aircraft and related spare parts and certain vehicles from Zhongyuan Airlines, a subsidiary of CSAHC, at a consideration of approximately RMB1,097 million. The consideration was satisfied by cash of approximately RMB132 million together with an assumption by the Group of Zhongyuan Airlines’ debts of approximately RMB965 million. In addition, the Group received reimbursements of wet lease rentals totaling RMB150 million which it paid to Zhongyuan Airlines during the period from July 1, 2001 to December 31, 2001. Such reimbursements have been applied to reduce the purchase costs of the acquired assets.

     On August 29, 2002, the Company entered into agreements with CSAHC to acquire 90% registered capital in each of Guangzhou Aviation Hotel, South China International Aviation & Travel Services Company and Southern Airlines Advertising Company from CSAHC at considerations of RMB99 million, RMB5 million and RMB4 million, respectively. The remaining 10% registered capital in each of these companies are still held by CSAHC. Following the transfer, Guangzhou Aviation Hotel, South China International Aviation & Travel Services Company and Southern Airlines Advertising Company became subsidiaries of the Company. These acquisitions did not have a significant impact on the operating results of the Group for the year ended December 31, 2002 or its financial position at that date.

     Arrangement with CSAHC

     Trademark License Agreement

     The Company and CSAHC have entered into the Trademark License Agreement dated May 22, 1997, pursuant to which CSAHC has acknowledged that the Group has the right to use the name “China Southern” and “China Southern Airlines” in both Chinese and English, and has granted to the Company a 10-year renewable license to use the kapok logo on a world-wide basis in connection with its airline-related businesses. CSAHC has retained the right to use the kapok logo in connection with its non-airline related businesses conducted as of the date of the Trademark License Agreement and to permit its affiliates that do not compete, directly or indirectly, with the Group to use the kapok logo. Unless CSAHC gives written notice of termination three months before the expiration of the 10-year term of the agreement, the agreement will be automatically extended for another 10-year term.

     Leases

     The Company as lessee and CSAHC as lessor have entered into the following lease agreements:

     The Company and CSAHC have entered into a land lease agreement dated May 22, 1997, in respect of the land used by the Company within Baiyun International Airport. The total rental payment is RMB2.7 million per year. The term of the lease is five years commencing April 1, 1997, and is renewable by the Group thereafter.

     The Company and CSAHC have separately entered into four lease agreements dated May 22, 1997, in respect of office premises located at the east wing of the Guangzhou Railway Station on Guangzhou Huanshi Dong Road, office premises at Haikou Airport, office premises in Haikou City, and office premises at Tianhe Airport in Wuhan, Hubei Province. The aggregate rental payment under the four leases is RMB12.6 million per year. The original term of each lease is one year and is renewable annually by the Group thereafter.

     The Company and CSAHC have entered into an indemnification agreement dated May 22, 1997, in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain land and buildings.

     Comprehensive Services and Employee Benefits

The Company and CSAHC have entered into a comprehensive services agreement dated May 22, 1997, pursuant to which CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85 million to CSAHC for a ten-year period effective January 1, 1995.

     Arrangements with CSAHC’s Affiliates

     Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC

     The Company and SAIETC have entered into an agreement dated May 22, 1997, for the import and export of aircraft, flight equipment, special vehicles for airline use, communication and navigation facilities, and training facilities for a term extending from May 22, 1997 to May 22, 2000 (renewable by the parties). The agreement has been extended to May 22, 2003.

     For the year ended December 31, 2002, the amount incurred by the Group for the import and export of the above equipment was RMB584 million, inclusive of agency commission of 1.5% above the contract prices paid to SAIETC.

     Southern Airlines Advertising Company (“SAAC”), which is 90% owned by the Group and 10% owned by CSAHC

     In August 2002, the Group entered into a takeover agreement with CSAHC. As a result, the Group owns 90% and CSAHC owns 10% of SAAC.

     The Company and Southern Airlines Advertising Company have entered into an agreement dated May 22, 1997, for the provision of advertising services for a term extending from May 22, 1997 to May 22, 2000. The agreement has been extended to May 22, 2003.

     For the period from January to December 2002, , the amount incurred by the Group to SAAC for advertising services was RMB3.3 million.

     Southern Airlines Group Finance Company Limited (“SA Finance”), which is 42% owned by CSAHC, 30% owned by the Company, 28% owned by six subsidiaries of the Company

     The Company has entered into a financial agreement dated May 22, 1997, with SA Finance for the provision of financial services such as deposit and loan facilities, credit facilities, financial guarantees and credit references for a term extending from May 22, 1997 to May 22, 2000. The agreement has been extended up to May 22, 2006.

     Under such agreement, (a) all funds that the Company deposits with SA Finance will be deposited by SA Finance with the Commercial and Industrial Bank of China, Bank of Communications, Bank of Agriculture, China Construction Bank, or other banks of similar creditworthiness; and (b) SA Finance will not at any time have outstanding loans in excess of the amount representing the aggregate of (i) deposits received from entities other than the Company, (ii) SA Finance’s shareholders’ equity and (iii) capital reserves.

     As of December 31, 2002, the Group had short-term deposits placed with SA Finance amounting to RMB901.0 million, which earned interest at the rate of 1.98% - 3.90% per annum.

     Shenzhen Air Catering Company Limited, which is 33% owned by CSAHC, and 67% owned by two independent third parties

     The Company and Shenzhen Air Catering Company Limited have entered into an agreement dated May 23, 1997 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Shenzhen. Pursuant to such agreement, Shenzhen Air Catering Company Limited would supply in-flight meals to the Group from time to time during the term from May 23, 1997 to May 23, 1998. The term of agreement has been extended by the parties to May 23, 2003.

     For the year ended December 31, 2002, the amount paid by the Group to Shenzhen Air Catering Company Limited for the provision of in-flight meals was approximately RMB29.1 million.

     GAMECO, which is 50% owned by the Company and 50% owned by two independent third parties

     The Company and GAMECO have entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On May 17, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services (the “Fee Agreement”). Pursuant to the Fee Agreement and subsequent agreements, GAMECO charged the Company for expendables at cost plus 15%, and labor costs at US$30.0 per hour during 2002.

     For the year ended December 31, 2002, the amount incurred by the Company for such repair and maintenance services was RMB592.3 million.

     The China Southern West Australian Flying College Pty Ltd (the “Australian Pilot College”), which is 65% owned by the Company and 35% owned by CSAHC. The 35% shareholding was acquired by CSAHC from a previous shareholder in the Australian Pilot College in 2000.

     CSAHC and the Australian Pilot College entered into an agreement dated October 7, 1993, for the provision of pilot training in Australia to the cadet pilots of CSAHC (the “Training Agreement”). The Training Agreement will remain in force unless terminated by either party upon 90 days’ prior written notice to the other party. Pursuant to the Demerger Agreement, the Company has assumed all the interests, rights and obligations of CSAHC under the Training Agreement.

     For the year ended December 31, 2002, the amount paid by the Group to the Australian Pilot College for training services was RMB56.3 million.

     Southern Airlines (Group) Economic Development Company, which is 61% owned by CSAHC and 39% owned by an independent third party.

     The Company and Southern Airlines (Group) Economic Development Company have entered into an agreement dated May 22, 1997, for the provision of drinks, snacks, liquor, souvenirs and other products for a term extending from May 22, 1997, to May 22, 2007.

     For the year ended December 31, 2002, the amount paid by the Group to Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products was RMB101.4 million.

     Guangzhou Nanland Air Catering Company Limited (“Nanland”), which is 51% owned by the Company and 49% owned by an independent third party.

     The Company and Nanland have entered into a catering agreement dated May 22, 1999, for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Guangzhou. Pursuant to such agreement, Nanland will supply inflight meals to the Company from time to time during the term from May 22, 1999 to May 22, 2000. The agreement will then be automatically extended annually.

     For the year ended December 31, 2002, the amount paid by the Group to Nanland for the provision of in-flight meals was RMB88.9 million.

     Ticket sales arrangements

     The Company has entered into ticket agency agreements for the sale of the Group’s air tickets with several subsidiaries of CSAHC (the “Agents”). The Agents charge a commission, at a rate prescribed by the CAAC and the International Aviation Transportation Association, for each air ticket sold in the amount of 3% of the ticket price for domestic tickets and 5% - 12% of the ticket price for Hong Kong regional/international tickets, respectively. In addition to the Agents, the Company has other air ticket sales agents in China who charge commission at the same rates. The Agents also act as air ticket sales agents for other Chinese airlines and charge the same rates of commission to such other airlines as those charged to the Company.

     For the year ended December 31, 2002, the aggregate amount of ticket sales of the Group conducted through the Agents was RMB226.5 million.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for financial statements filed as part of this Annual Report.

Significant Changes

No significant changes have occurred since the date of the financial statements provided in Item 18 below.

     Legal Proceedings

     The Company is not party to any material legal proceedings.

     Dividend Information

          A final dividend of RMB0.02 (before tax) per share totaling RMB67.5 million (before tax) in respect of financial year 2001 was paid to shareholders during the year. No interim dividend was paid during the year ended December 31, 2002.

ITEM 9. THE OFFER AND LISTING.

The principal trading market for the Company’s H Shares is the Hong Kong Stock Exchange, and the Company’s trading code is “1055”. The ADSs, each representing 50 H Shares, are evidenced by ADRs issued by The Bank of New York as the Depositary for the ADRs, and are listed on the New York Stock Exchange under the symbol “ZNH.” As of May 31, 2003, approximately 71,405,500 of the Company’s H Shares in the form of 1,428,110 ADSs were held in the U.S. by approximately 43 record holders in the U.S., including the Depository Trust Company. The Company’s Domestic Shares are not listed on any stock exchange and are essentially not transferable by CSAHC.

Set forth below for the periods indicated are the high and low sales prices of H Shares on the Hong Kong Stock Exchange and ADSs on the New York Stock Exchange.

	Price per H Share		Price per ADS
	(HK$)		(US$)

	High	Low	High	Low

Annual Market Prices
Fiscal Year ended December 31, 1998	2.40	0.50	14.75	3.06
Fiscal Year ended December 31, 1999	2.25	0.61	13.94	3.88
Fiscal Year ended December 31, 2000	2.93	1.02	18.38	6.06
Fiscal Year ended December 31, 2001	2.95	1.35	18.10	8.00
Fiscal Year ended December 31, 2002	3.60	1.50	22.25	10.35
Quarterly Market Prices
Fiscal Year ended December 31, 2000
First Quarter	1.86	1.02	11.19	6.88
Second Quarter	2.05	1.06	12.44	6.06
Third Quarter	2.93	1.63	18.38	10.19
Fourth Quarter	2.40	1.46	15.06	9.56
Fiscal Year ended December 31, 2001
First Quarter	2.70	1.83	17.38	12.22
Second Quarter	2.95	1.89	18.10	12.00
Third Quarter	2.53	1.35	16.50	8.00
Fourth Quarter	2.42	1.66	15.25	9.8
Fiscal Year ended December 31, 2002

	Price per H Share		Price per ADS
	(HK$)		(US$)

First Quarter	2.83	2.22	17.63	14.80
Second Quarter	3.42	2.33	21.74	14.95
Third Quarter	3.60	1.89	22.25	12.00
Fourth Quarter	2.42	1.50	15.00	10.35
Monthly Market Prices
December 2002	2.42	2.08	15.00	13.42
January 2003	2.55	2.10	16.50	13.24
February 2003	2.62	2.12	16.50	13.40
March 2003	2.22	1.71	14.38	11.75
April 2003	1.87	1.46	12.33	9.53
May 2003	2.15	1.66	13.65	10.46

Offer and Listing details

Not applicable.

Plan of Distribution

Not applicable.

Markets

Not applicable.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

Share Capital

Not applicable.

Memorandum and Articles of Association

The Company is registered with and has obtained a business license from the China’s State Administration Bureau of Industry and Commerce on March 25, 1995. The Company’s business license number is 1000001001760.

     Director

     Pursuant to Article 13 of the Articles of Association, the business purposes of the Company are: (i) to absorb domestic and foreign capital; (ii) to assist in developing the aviation industry of China; (iii) to promote the development of the national economy of China; (iv) to utilize corporate incentive mechanisms of privatization; (v) to draw on the advanced management expertise of other domestic and foreign companies; (vi) to continuously improve the management of the Company; (vii) to enhance the market competitiveness of the Company; (viii) to generate economic and social benefits for the Company; and (ix) to generate steady income for the Company’s shareholders. Pursuant to Article 14 of the Articles of Association, the scope of business of the Company shall be consistent with and subject to the scope of business approved by the relevant supervisory department of the State. The scope of business of the Company includes: (i) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (ii) undertaking general aviation services; (iii) provision of aircraft repair and maintenance services; (iv) acting as agent for other domestic and international airlines; (v) provision of air catering services and (vi) engaging in other airline or airline-related business, including advertising for such services.

     Pursuant to Article 154 of the Articles of Association, where a director of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the board of directors.

     Pursuant to Article 108 of the Articles of Association, where a director is interested in any resolution proposed at a board meeting, such director shall not be present and shall not have a right to vote. Such director shall not be counted in the quorum of the relevant meeting.

     Pursuant to Article 162 of the Articles of Association, the Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with a director wherein his emoluments are stipulated. The aforesaid emoluments include, emoluments in respect of his service as director, supervisor or senior administrative officer of the Company or any subsidiary of the Company; emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries; and payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

     Pursuant to Article 102(6) of the Articles of Association, the board of directors has the power to formulate proposals for increases or reductions in the Company’s registered capital and the issue of debentures of the Company; such resolutions must be passed by more than two-thirds of all the directors.

     There is no mandatory retirement age for the directors of the Company. The directors of the Company are not required to hold shares of the Company.

     Ordinary Shares

     Pursuant to Article 19 of the Articles of Association, subject to the approval of the securities authority of the State Council, the Company may issue and offer shares to domestic investors or foreign investors for subscription. Foreign investors are those investors of foreign countries and regions of Hong Kong, Macau and Taiwan who subscribe for shares issued by the Company. Domestic investors are those investors within the territory of the PRC (excluding investors of the regions referred to in the preceding sentence) who subscribe for shares issued by the Company.

     Pursuant to Article 20 of the Articles of Association, Shares issued by the Company to domestic investors for subscription in Renminbi shall be referred to as “Domestic-Invested Shares”. Shares issued by the Company to foreign investors for subscription in foreign currencies shall be referred to as “Foreign-Invested Shares”. Foreign-Invested Shares which are listed overseas are called “Overseas-Listed Foreign-Invested Shares”. The foreign currencies mean the legal currencies (apart from Renminbi) of other countries or districts which are recognized by the foreign exchange control authority of the State and can be used to pay the Company for the share price.

     Pursuant to Article 21 of the Articles of Association, Domestic-Invested Shares issued by the Company shall be called “A Shares”. Overseas-Listed Foreign-Invested Shares issued by the Company and listed in Hong Kong shall be called “H Shares”. H Shares are shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited, the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States of America in the form of American depositary receipts.

     The Company has issued a total of 3,374,178,000 ordinary shares, of which (a) 2,200,000,000 domestic shares are held by CSAHC and (b) 1,174,178,000 H shares are held by Hong Kong and overseas shareholders.

     Pursuant to Article 54 of the Articles of Association, the ordinary shareholders of the Company shall enjoy the following rights:

(1)	the right to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

(2)	the right to dividends and other distributions in proportion to the number of shares held;

(3)	the right of supervisory management over the Company’s business operations, and the right to present proposals or enquiries;

(4)	the right to transfer, donate or pledge his shares in accordance with laws, administrative regulations and provisions of these articles of association;

(5)	the right of knowledge and decision making power with respect to important matters of the Company in accordance with laws, administrative regulations and these articles of association;

(6)	the right to obtain relevant information in accordance with the provisions of these articles of association, including:

(i)	the right to obtain a copy of these articles of association, subject to payment of the cost of such copy;

(ii)	the right to inspect and copy, subject to payment of a reasonable charge:

(a) all parts of the register of shareholders;

(b) personal particulars of each of the Company’s directors, supervisors, president and other senior administrative officers, including:

(aa) present name and alias and any former name or alias;

(bb) principal address (residence);

(cc) nationality;

(dd) primary and all other part-time occupations and duties;

(ee) identification documents and their relevant numbers;

(c) state of the Company’s share capital;

     (d)     reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of last accounting year and the aggregate amount paid by the Company for this purpose;

(e) minutes of shareholders’ general meetings;

(f) interim and annual reports of the Company.

(7)	in the event of the termination or liquidation of the Company, to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(8)	other rights conferred by laws, administrative regulations and these articles of association.

     Pursuant to Article 55 of the Articles of Association, the ordinary shareholders of the Company shall assume the following obligations:

(1)	to abide by these articles of association;

(2)	to pay subscription monies according to the number of shares subscribed and the method of subscription;

(3)	no right to return shares to the Company unless laws and regulations provide otherwise;

(4)	other obligations imposed by laws, administrative regulations and these articles of association.

     Shareholders are not liable to make any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription.

     Action necessary to change rights of shareholders

     Pursuant to Article 92 of the Articles of Association, those shareholders who hold different classes of shares are shareholders of different classes.

     The holders of the Domestic-Invested shares and holders of Overseas-Listed Foreign-Invested Shares shall be deemed to be shareholders of different classes.

     Pursuant to Article 93 of the Articles of Association, rights conferred on any class of shareholders in the capacity of shareholders (“class rights”) may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by holders of shares of that class at a separate meeting conducted in accordance with Articles 95 to 99.

     Pursuant to Article 95 of the Articles of Association, shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 94, but interested shareholder(s) shall not be entitled to vote at class meetings. “Interested shareholder(s)” is:

(1)	in the case of a repurchase of shares by offers to all shareholders or public dealing on a stock exchange under Article 31, a “controlling shareholder” within the meaning of Article 57;

(2)	in the case of a repurchase of share by an off-market contract under Article 31, a holder of the shares to which the proposed contract relates;

(3)	in the case of a restructuring of the Company, a shareholder within a class who bears less than a proportionate obligation imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

     Pursuant to Article 96 of the Articles of Association, resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 95, are entitled to vote at class meetings.

     Pursuant to Article 97 of the Articles of Association, written notice of a class meeting shall be given forty-five (45) days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty (20) days before the date of the class meeting.

     If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches more than one half of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of notice.

     Pursuant to Article 98 of the Articles of Association, notice of class meetings need only be served on shareholders entitled to vote thereat.

     Meeting of any class of shareholders shall be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions of these articles of association relating to the manner to conduct any shareholders’ general meeting shall apply to any meeting of a class of shareholders.

     Pursuant to Article 99 of the Articles of Association, the special procedures for voting at any meeting of a class of shareholders shall not apply to the following circumstances:

(1)	where the Company issues, upon the approval by special resolution of its shareholders in general meeting, either separately or concurrently once every twelve months, not more than 20 per cent of each of its existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares;

(2)	where the Company’s plan to issue Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the Securities Committee of the State Council.

     Meetings of shareholders

     Shareholders’ general meetings is the organ of authority of the Company and shall exercise its functions and powers, among other things, to decide on the Company’s operational policies and investment plans, to elect and replace directors and decide on matters relating to the remuneration of directors, to examine and approve reports of the board of directors, etc.

     There are two types of shareholders’ general meetings: annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year.

     Under any of the following circumstances, the board of directors shall convene an extraordinary general meeting within two (2) months:

(1)	when the number of directors is less than the number of directors required by the Company Law or two thirds of the number of directors specified in the Articles of Association;

(2)	when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3)	when shareholder(s) holding 10 per cent or more of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4)	when deemed necessary by the board of directors or as requested by the supervisory committee.

     When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given forty five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.

     The Company shall, based on the written replies received twenty (20) days before the date of the shareholders’ general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of the Company’s total voting shares, the Company may hold the meeting; if not, then the Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the place and date for, the meeting. The Company may then hold the meeting after such publication of notice.

     Limitation on right to own securities

     The PRC Special Regulations on Overseas Offering and the Listing of Shares by Companies Limited by Share (the “Special Regulations”) and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the “Mandatory Provisions”) provide for different classes of shares to be subscribed for and traded by local and overseas investors respectively. Shares which can be traded by overseas investors must be in registered form and while denominated in Renminbi, they are traded in foreign currency with dividends payable in foreign currency. Local investors are prohibited from dealing in such shares.

     Merger, acquisition or corporate restructuring

     Pursuant to Article 193 of the Articles of Association, in the event of the merger or division of the Company, a plan shall be presented by the Company’s board of directors and shall be approved in shareholders’ general meeting and the relevant examining and approving formalities shall be processed as required by law. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire that dissenting shareholder’s shareholding at a fair price. The contents of the resolution of merger or division of the Company shall be made into special documents for shareholders’ inspection. Such special documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares.

The Articles of Association do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Material Contracts

The Company has not entered into any material contracts, other than in the ordinary course of business, during the preceding two years.

Exchange Controls

Under current Chinese foreign exchange regulations, Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. Conversion from Renminbi into a foreign currency or vice versa for purposes of capital account transactions requires prior approvals of relevant Chinese Government agencies.

The Company is generally required by law to sell all its foreign exchange revenues to Chinese banks at the exchange rates published by Chinese banks on each business day, which rates may deviate only within a very narrow range from the official rate published daily by the People’s Bank of China, China’s central bank.

The Company may purchase foreign exchange directly from Chinese banks for any current account transactions, such as trade transactions in its normal course of business, including acquisition of aircraft and flight equipment (such acquisition requires approvals from relevant Chinese Government agencies).

The Company is permitted to retain the foreign exchange proceeds from its initial public offering in July 1997. A portion of the proceeds has been used, and the remaining proceeds will be used for the purposes which are consistent with the disclosure made in the Company’s prospectus dated July 1997.

Payment of dividends by the Company to holders of the Company’s H Shares and ADSs is considered a current account transaction under Chinese law. Therefore, there is no legal restriction on the conversion of Renminbi into foreign exchange for the purpose of paying dividends to such holders of H Shares and ADSs. In addition, the Company’s Articles of Association require the Company to pay dividends to holders of the Company’s H Shares and ADSs in foreign exchange.

     Other Limitations

     There are no limitations on the right of non-resident or foreign owners to hold or vote H Shares or ADSs imposed by Chinese law or by the Articles of Association or other constituent documents of the Company. However, under current Chinese law, foreign ownership of the Company may not exceed 49%.

Taxation

The following is a general summary of certain Chinese tax consequences of the acquisition, ownership and disposition of H Shares and ADSs. This summary is based upon tax laws of China as in effect on the date of this Annual Report, including the income tax treaty between the United States and China (the “U.S.-PRC Tax Treaty”), all of which are subject to change or different interpretation.

In general, for Chinese tax purposes, holders of ADSs will be treated as the owners of the H Shares represented by those ADSs, and exchanges of H Shares for ADSs, and ADSs for H Shares, will not be subject to taxation under the laws of China.

This summary does not purport to address all material tax consequences for holders or prospective purchasers of H Shares or ADSs, and does not take into account the specific circumstances of such investors. Investors should consult their own tax advisors as to Chinese or other tax consequences of the acquisition, ownership and disposition of H Shares or ADSs.

     Dividends

     Chinese tax law generally provides for the imposition of a withholding tax on dividends paid by a Chinese company to a non-Chinese shareholder at a rate of 20%. However, the Chinese tax authorities have temporarily suspended imposition of this withholding tax. Accordingly, dividends paid by the Company to holders of H Shares or ADSs who are foreign individuals not resident in China or which are foreign enterprises with no permanent establishment in China will currently not be subject to Chinese withholding tax. In the event that the suspension of the withholding tax is lifted, such payments will be subject to withholding tax at the 20% rate unless the holder is entitled to a tax waiver or a lower tax rate under an applicable double-taxation treaty.

     China currently has double-taxation treaties with a number of countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States. Under the U.S.-PRC Tax Treaty, China may tax a dividend paid by the Company to a U.S. holder up to a maximum of 10% of the gross amount of such dividend.

     Capital Gains from Transfer or Disposition of Shares

     Chinese tax law generally provides that an individual who transfers or otherwise disposes of a company’s shares of capital stock is subject to a 20% capital gains tax. Currently, foreign enterprises and all individuals are temporarily exempt from capital gains tax on transfers of shares of capital stock of joint stock companies, such as the Company. Should such temporary exemption be discontinued, such holders may be subject to a 20% capital gains tax unless reduced by an applicable double-taxation treaty. Under the U.S.-PRC Tax Treaty, for example, China may only impose a 20% capital gains tax from the sale or other disposition by a U.S. holder of H Shares or ADSs representing an interest in the Company of 25% or more.

     Stamp Duty

     Transfers of shares of capital stock of a company are not subject to Chinese stamp duty if the transfer does not take place within China (excluding Hong Kong, Macau and Taiwan).

Dividends and paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The Company has filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

The Company is subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

450 Fifth Street N.W.
Room 1024
Washington D.C. 20549

7 World Trade Center
New York, New York 10048

500 West Madison Street
Suite 1400
Chicago, Illinois 60661-2511

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Group is subject to market risks due to fluctuations in interest rates. The majority of the Group’s borrowings is in the form of long-term fixed- and variable-rate debts with original maturities ranging from two to 12 years. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. From time to time, the Group may enter into interest rate swaps designed to mitigate exposure relating to interest rate risks. No such contract was outstanding as of December 31, 2002.

The Group is also exposed to foreign currency risk as a result of its aircraft and flight equipment being sourced from overseas suppliers. Specifically, the Group’s foreign currency exposure relates primarily to its foreign currency long-term debts used to finance such capital expenditures and its capital commitments. Subject to certain restrictive conditions imposed by the State Administration of Foreign Exchange, the Group may, from time to time, enter into forward foreign exchange contracts to mitigate its foreign currency exposures. No such contract was outstanding as of December 31, 2002.

As of December 31, 2002, the Group operated a total of 85 aircraft under operating and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks; however, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under operating and capital leases are disclosed in Note 18 to the Financial Statements.

The following table provides information regarding the Group’s interest rate sensitive financial instruments as of December 31, 2002 and 2001:

	As of December 31, 2002

	Expected maturity date

	2003	2004	2005	2006	2007	Thereafter

	(Expressed in RMB million, except interest rates)
Debt
Fixed-rate notes payable
In US$	818	609	644	402	370	586
Average interest rate	6.72%	6.73%	6.96%	6.95%	6.98%	6.97%
Variable-rate notes payable
In US$	2,254	—	—	—	—	—
Average interest rate (1)	2.10%	—	—	—	—	—
In RMB	2,169	233	401	474	1,440	676

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of December 31, 2002		As of December 31, 2001

	Total		Total
	Recorded	Fair	recorded	Fair
	Amount	value(2)	amount	value(2)

	(Expressed in RMB million, except interest rates)
Debt
Fixed-rate notes payable
In US$	3,429	3,793	3,769	3,924
Average interest rate	6.86%	—	6.82%	—
Variable-rate notes payable
In US$	2,254	2,254	498	498
Average interest rate (1)	2.10%	—	6.82%	—
In RMB	5,393	5,391	1,538	1,538

	As of December 31, 2002

	Expected maturity date

	2003	2004	2005	2006	2007	Thereafter

	(Expressed in RMB million, except interest rates)
Average interest rate (1)	4.19%	5.40%	5.00%	5.15%	5.08%	5.18%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of December 31, 2002		As of December 31, 2001

	Total		Total
	Recorded	Fair	recorded	Fair
	Amount	value(2)	amount	value(2)

(Expressed in RMB million, except interest rates)
Average interest rate (1)	4.65%	—	5.30%	—

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments at December 31, 2002 and 2001.

The following table provides information regarding the Group’s foreign currency sensitive financial instruments and capital commitments as of December 31, 2002 and 2001 :

	As of December 31, 2002

	Expected maturity date

	2003	2004	2005	2006	2007	Thereafter

	(Expressed in RMB’ million, except interest rates)
Debt
Fixed-rate notes payable
In US$	818	609	644	402	370	586
Average interest rate (1)	6.72%	6.73%	6.96%	6.95%	6.98%	6.97%
Variable-rate notes payable
In US$	2,254	—	—	—	—	—
Average interest rate (1)	2.10%	—	—	—	—	—
Capital commitments in US$	2,801	2,344	731	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of December 31, 2002		As of December 31, 2001

	Total		Total
	Recorded	Fair	recorded	Fair
	Amount	value(2)	amount	value(2)

	(Expressed in RMB’ million, except interest rates)
Debt
Fixed-rate notes payable
In US$	3,429	3,793	3,769	3,924
Average interest rate (1)	6.86%	—	6.82%	—
Variable-rate notes payable
In US$	2,254	2,254	498	498
Average interest rate (1)	2.10%	—	6.82%	—
Capital commitments in US$	5,876	5,876	12,053	12,053

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments at December 31, 2002 and 2001.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

There were no material modifications affecting the rights of securities holders made during the fiscal year ended December 31, 2002.

Use of Proceeds

(1)	Effective date of the Securities Act registration statement for which the use of proceeds information is being disclosed:

July 23, 1997.

SEC file number assigned to such registration statement: 333-7114.

(2)	The offering commenced on July 23, 1997.

(3)	The offering was not terminated prior to the sale of any securities registered under the registration statement.

(4)	(i) The offering was not terminated prior to the sale of all securities registered under the registration statement.

(ii)	Name of the managing underwriter:

Goldman Sachs (Asia) L.L.C. (global coordinator).

(iii) and (iv)

		Aggregate		Aggregate
		price of		offering
Title of each		offering		price of
class of	Amount	amount	Amount	amount
securities registered	registered(1)	registered(2)	sold(3)	sold(4)

Ordinary H Shares of par value RMB 1.00 per share represented by American Depositary Shares	861,823,000 shares	US$528,469,864	851,501,000 shares	US$522,140,413

Notes:

(1)     The amount does not include 322,677,000 H Shares (some of which in the form of ADSs) which have not been registered with the SEC, of which 290,477,000 H Shares were sold to certain corporate investors in Hong Kong as part of the global offering of the Company in July 1997 and 32,200,000 H Shares were sold to certain limited partnership investment funds affiliated with Goldman, Sachs & Co. in a private placement in June 1997 prior to the Company’s global offering.

(2)     Assumes that all H Shares were sold in the form of ADSs. The price to public for each ADS is US$30.66. Each ADS represents 50 H Shares.

(3)     The amount does not include 322,677,000 H Shares referred to in note (1) above.

(4)       The amount does not include US$197,865,536 which represents the proceeds from the sale of 322,677,000 H Shares referred to in note (1) above. If the latter amount is included, the aggregate amount of proceeds to the Company would be US$720,005,950. In addition, the aggregate amount is calculated on the assumption that all H Shares were sold in the form of ADSs. Based on the actual sale of H Shares and ADSs, the aggregate amount of proceeds to the Company was US$719,494,700. The issue price per H Share was HK$4.70.

(v)

Underwriting discounts and commissions	US$36,593,000
Finder’s fees	—
Expenses paid to or for underwriters	US$2,958,000
Other expenses	US$21,411,000
Total expenses	US$60,962,000

Note:     No direct or indirect payments were made to directors, officers, general partners of the Company or their associates, or to persons owning ten percent or more of any class of equity securities of the Company, or to affiliates of the Company. All payments were made to third parties.

(vi)	Net offering proceeds to the Company after deducting the total expenses in item (4)(v) above:

US$658,532,700

Note:     The amount is calculated on the basis of the actual aggregate amount of proceeds to the Company, and includes the proceeds from the sale of 322,677,000 H Shares referred to in note (1) of item (4)(iv) above.

(vii)	Amount of net offering proceeds to the Company used for as of December 31, 2002:

Construction of plant, building and facilities	US$41.9 million
Purchase and installation of machinery and equipment	US$389.7 million
Purchase of real estate	—
Acquisition of other business(es)	—
Repayment of indebtedness	US$192.4 million
Working Capital	US$29.6 million
Temporary investments (interest-bearing bank deposits)	US$4.9 million

Note:     No direct or indirect payments were made to directors, officers, general partners of the Company or their associates, or to persons owning ten percent or more of any class of equity securities of the Company, or to affiliates of the Company. All payments were made to third parties.

(viii)	The uses of proceeds do not represent a material change in the use of proceeds described in the prospectus.

PART III

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART IV

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

Index to Financial Statements

Page

CONSOLIDATED FINANCIAL STATEMENTS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED
Independent Auditors’ Report	F-1
Consolidated Statements of Income for each of the years in the three-year period ended December 31, 2002	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002	F-3
Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2002	F-4
Consolidated Statements of Changes in Shareholders’ Equity for each of the years in the three-year
period ended December 31, 2002	F-5
Notes to Consolidated Financial Statements	F-6

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit

1	Articles of Association

4.1	Form of Director’s Service Agreement is incorporated by reference in Exhibit 4(c).1 of Form 20-F for the year of 2002.

4.2	Form of Non-Executive Director’s Service Agreement is incorporated by reference in Exhibit 4(c).2 of Form 20-F for the year of 2002.

8	Subsidiaries of the Company

10.1	Section 906 Certification

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED (Registrant)

/s/ Yan Zhi Qing Name: Yan Zhi Qing Title: Chairman of the Board of Directors

Date: June 27, 2003

CERTIFICATION

     I, Yan Zhi Qing, Chairman of the Board of Directors of CHINA SOUTHERN AIRLINES COMPANY LIMITED, hereby certify in connection with the filing with the U.S. Securities and Exchange Commission (“SEC”) of CHINA SOUTHERN AIRLINES COMPANY LIMITED’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the “Annual Report”) that:

1.	I have reviewed this annual report on Form 20-F of CHINA SOUTHERN AIRLINES COMPANY LIMITED;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of CHINA SOUTHERN AIRLINES COMPANY LIMITED as of, and for, the periods presented in this annual report;

4.	CHINA SOUTHERN AIRLINES COMPANY LIMITED’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for CHINA SOUTHERN AIRLINES COMPANY LIMITED and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to CHINA SOUTHERN AIRLINES COMPANY LIMITED, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of CHINA SOUTHERN AIRLINES COMPANY LIMITED’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	CHINA SOUTHERN AIRLINES COMPANY LIMITED’s other certifying officers and I have disclosed, based on our most recent evaluation, to CHINA SOUTHERN AIRLINES COMPANY LIMITED’s auditors and the audit committee of CHINA SOUTHERN AIRLINES COMPANY LIMITED’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect CHINA SOUTHERN AIRLINES COMPANY LIMITED’s ability to record, process, summarize and report financial data and have identified for CHINA SOUTHERN AIRLINES COMPANY LIMITED’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in CHINA SOUTHERN AIRLINES COMPANY LIMITED’s internal controls; and

6.	CHINA SOUTHERN AIRLINES COMPANY LIMITED’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Yan Zhi Qing
Name: Yan Zhi Qing Title: Chairman of the Board of Directors

Date: June 27, 2003

CERTIFICATION

     I, Wang Chang Shun, President of CHINA SOUTHERN AIRLINES COMPANY LIMITED, hereby certify in connection with the filing with the U.S. Securities and Exchange Commission (“SEC”) of CHINA SOUTHERN AIRLINES COMPANY LIMITED’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the “Annual Report”) that:

1.	I have reviewed this annual report on Form 20-F of CHINA SOUTHERN AIRLINES COMPANY LIMITED;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of CHINA SOUTHERN AIRLINES LIMITED as of, and for, the periods presented in this annual report;

4.	CHINA SOUTHERN AIRLINES COMPANY LIMITED’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for CHINA SOUTHERN AIRLINES COMPANY LIMITED and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to CHINA SOUTHERN AIRLINES COMPANY LIMITED, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of CHINA SOUTHERN AIRLINES COMPANY LIMITED’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	CHINA SOUTHERN AIRLINES COMPANY LIMITED’s other certifying officers and I have disclosed, based on our most recent evaluation, to CHINA SOUTHERN AIRLINES COMPANY LIMITED’s auditors and the audit committee of CHINA SOUTHERN AIRLINES COMPANY LIMITED’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect CHINA SOUTHERN AIRLINES LIMITED’s ability to record, process, summarize and report financial data and have identified for CHINA SOUTHERN AIRLINES COMPANY LIMITED’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in CHINA SOUTHERN AIRLINES COMPANY LIMITED’s internal controls; and

6.	CHINA SOUTHERN AIRLINES COMPANY LIMITED’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Wang Chang Shun
Name: Wang Chang Shun Title: President

Date: June 27, 2003

CERTIFICATION

     I, Xu Jie Bo, Chief Financial Officer of CHINA SOUTHERN AIRLINES COMPANY LIMITED, hereby certify in connection with the filing with the U.S. Securities and Exchange Commission (“SEC”) of CHINA SOUTHERN AIRLINES COMPANY LIMITED’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the “Annual Report”) that:

1.	I have reviewed this annual report on Form 20-F of CHINA SOUTHERN AIRLINES COMPANY LIMITED;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of CHINA SOUTHERN AIRLINES COMPANY LIMITED as of, and for, the periods presented in this annual report;

4.	CHINA SOUTHERN AIRLINES COMPANY LIMITED’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for CHINA SOUTHERN AIRLINES LIMITED and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to CHINA SOUTHERN AIRLINES COMPANY LIMITED, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of CHINA SOUTHERN AIRLINES COMPANY LIMITED’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	CHINA SOUTHERN AIRLINES COMPANY LIMITED’s other certifying officers and I have disclosed, based on our most recent evaluation, to CHINA SOUTHERN AIRLINES COMPANY LIMITED’s auditors and the audit committee of CHINA SOUTHERN AIRLINES COMPANY LIMITED’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect CHINA SOUTHERN AIRLINES COMPANY LIMITED’s ability to record, process, summarize and report financial data and have identified for CHINA SOUTHERN AIRLINES COMPANY LIMITED’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in CHINA SOUTHERN AIRLINES COMPANY LIMITED’s internal controls; and

6.	CHINA SOUTHERN AIRLINES COMPANY LIMITED’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Xu Jie Bo
Name: Xu Jie Bo Title: Chief Financial Officer

Date: June 27, 2003

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
China Southern Airlines Company Limited:

     We have audited the accompanying consolidated balance sheets of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2002, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with International Financial Reporting Standards.

     International Financial Reporting Standards vary in certain material respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for the years ended December 31, 2000, 2001 and 2002 and shareholders’ equity as of December 31, 2001 and 2002 to the extent summarized in Note 31 to the consolidated financial statements.

     The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

KPMG
Hong Kong
March 14, 2003

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2000, 2001 and 2002

(Amounts in thousands, except per share data)

	Note	2000	2001	2002	2002

		RMB	RMB	RMB	U.S. dollars
Operating revenue:
Traffic revenue, net	3	14,706,159	16,461,532	17,481,892	2,112,028
Other revenue	4	472,159	418,126	536,728	64,843

Total operating revenue		15,178,318	16,879,658	18,018,620	2,176,871

Operating expenses:
Flight operations	5	6,109,021	6,905,628	6,732,543	813,374
Maintenance	6	1,758,581	2,014,579	2,333,419	281,906
Aircraft and traffic servicing	7	2,069,114	2,297,521	2,511,284	303,394
Promotion and sales	8	1,377,682	1,540,780	1,499,587	181,169
General and administrative	9	809,225	892,233	1,060,010	128,062
Depreciation and amortization		1,863,789	1,814,974	1,839,871	222,279
Other		8,805	13,270	15,829	1,912

Total operating expenses		13,996,217	15,478,985	15,992,543	1,932,096

Operating income		1,182,101	1,400,673	2,026,077	244,775

Non-operating income/(expenses):
Equity income of affiliated companies		45,949	53,077	36,988	4,469
Equity loss of jointly controlled entities		—	(4,034)	(3,352)	(405)
Gain/(loss) on sale of fixed assets	12, 21	372,596	(55,889)	170,740	20,627
Interest income		90,283	49,878	52,618	6,357
Interest expense	17	(1,074,236)	(933,717)	(959,193)	(115,882)
Exchange gain/(loss), net		318,502	296,777	(175,451)	(21,197)
Other, net		(3,965)	(11,509)	(9,328)	(1,127)

Total non-operating expenses		(250,871)	(605,417)	(886,978)	(107,158)

Income before taxation and minority interests		931,230	795,256	1,139,099	137,617
Taxation	10	(338,907)	(320,519)	(398,227)	(48,111)

Income before minority interests		592,323	474,737	740,872	89,506
Minority interests		(90,552)	(134,512)	(165,111)	(19,947)

Net income		501,771	340,225	575,761	69,559

Basic earnings per share	2(w)	0.15	0.10	0.17	0.021

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2001 and 2002

(Amounts in thousands)

	Note	2001	2002	2002

		RMB	RMB	U.S. dollars
ASSETS
CURRENT ASSETS
Cash and cash equivalents	15	2,817,863	3,771,043	455,589
Trade receivables	11	556,542	671,776	81,159
Other receivables		196,751	372,586	45,013
Inventories		467,018	545,700	65,927
Prepaid expenses and other current assets		340,157	244,690	29,562

TOTAL CURRENT ASSETS		4,378,331	5,605,795	677,250
FIXED ASSETS	12	22,352,215	26,920,829	3,252,368
CONSTRUCTION IN PROGRESS		340,063	661,352	79,899
LEASE PREPAYMENTS		357,622	201,854	24,386
INVESTMENTS	13	900,594	1,355,842	163,802
LEASE AND EQUIPMENT DEPOSITS		2,265,003	2,147,038	259,389
OTHER ASSETS		59,274	295,337	35,680

TOTAL ASSETS		30,653,102	37,188,047	4,492,774

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable, including current portion of long-term notes payable	17	2,177,516	5,240,726	633,144
Current instalments of obligations under capital leases	18	1,451,929	1,566,698	189,276
Accounts payable		590,700	532,480	64,330
Bills payable		—	1,299,680	157,017
Sales in advance of carriage		370,546	390,531	47,181
Taxes payable		73,464	78,145	9,441
Amounts due to related companies		718,265	525,090	63,437
Accrued expenses	16	2,013,555	2,341,454	282,877
Other liabilities		678,133	646,989	78,164

TOTAL CURRENT LIABILITIES		8,074,108	12,621,793	1,524,867
NOTES PAYABLE, EXCLUDING CURRENT PORTION	17	3,627,594	5,835,434	704,992
OBLIGATIONS UNDER CAPITAL LEASES, EXCLUDING CURRENT INSTALMENTS	18	7,691,634	6,631,751	801,197
PROVISION FOR MAJOR OVERHAULS	6	125,661	141,887	17,142
DEFERRED CREDITS	19	15,072	48,095	5,811
DEFERRED TAXATION	14	519,577	779,234	94,141

TOTAL LIABILITIES		20,053,646	26,058,194	3,148,150
MINORITY INTERESTS		1,377,793	1,516,646	183,230
SHAREHOLDERS’ EQUITY	23,24	9,221,663	9,613,207	1,161,394

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		30,653,102	37,188,047	4,492,774

          See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2000, 2001 and 2002

(Amounts in thousands)

	2000	2001	2002	2002

	RMB	RMB	RMB	U.S. dollars
Cash inflows from operations (Note 27)	3,506,432	3,185,523	4,762,923	575,420
Interest received	90,283	49,878	52,618	6,357
Interest paid	(1,115,283)	(970,734)	(1,051,027)	(126,977)
Income tax paid	(126,346)	(40,724)	(66,970)	(8,091)

Net cash inflows from operating activities	2,355,086	2,223,943	3,697,544	446,709

Investing activities:
Proceeds from sale of aircraft	948,863	566,493	778,047	93,998
Proceeds from sale of other fixed assets	70,948	38,892	47,150	5,696
Proceeds from sale of investments	5,000	—	68	8
Dividends received from affiliated companies	59,064	5,946	3,093	374
Decrease/(increase) in other assets	21,291	(345)	(943)	(114)
Payment of lease and equipment deposits	(105,740)	(2,027,063)	(1,999,233)	(241,532)
Refund of lease and equipment deposits	262,465	200,029	2,117,386	255,806
Capital expenditures	(1,381,018)	(1,492,126)	(6,351,030)	(767,283)
Purchase of investments	(137,119)	(1,241)	(6,721)	(812)
Investments in affiliated companies	—	(147,875)	(136,500)	(16,491)
Investments in jointly controlled entities	—	(178,372)	(295,670)	(35,721)
Governmental subsidy for safety related capital expenditures	—	—	40,240	4,861
Effect of acquisition of subsidiaries, net of cash and cash equivalents acquired	—	—	(90,491)	(10,932)

Net cash used in investing activities	(256,246)	(3,035,662)	(5,894,604)	(712,142)

Net cash inflows/(outflows) before financing activities	2,098,840	(811,719)	(2,197,060)	(265,433)

Financing activities:
Proceeds from bank notes payable	261,849	2,123,613	6,996,780	845,297
Repayment of bank notes payable	(726,286)	(890,228)	(2,194,630)	(265,138)
Repayment of principal under capital lease obligations	(1,986,768)	(1,756,098)	(1,546,185)	(186,798)
Minority shareholders’ contributions	505	707	10,625	1,284
Dividends paid to shareholders	—	—	(67,484)	(8,153)
Dividends paid to minority shareholders	(39,038)	(45,867)	(48,866)	(5,903)

Net cash (outflows)/inflow from financing activities	(2,489,738)	(567,873)	3,150,240	380,589

(Decrease)/increase in cash and cash equivalents	(390,898)	(1,379,592)	953,180	115,156
Cash and cash equivalents at beginning of year	4,588,353	4,197,455	2,817,863	340,433

Cash and cash equivalents at end of year	4,197,455	2,817,863	3,771,043	455,589

          See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2000, 2001 and 2002

(Amounts in thousands)

	Share	Share	Other	Retained
	capital	premium	reserves	profits	Total

	RMB	RMB	RMB	RMB	RMB
Shareholders’ equity at January 1, 2000	3,374,178	3,813,659	639,884	551,946	8,379,667
Net income	—	—	—	501,771	501,771
Appropriations to reserves	—	—	25,061	(25,061)	—

Shareholders’ equity at December 31, 2000	3,374,178	3,813,659	664,945	1,028,656	8,881,438
Net income	—	—	—	340,225	340,225
Appropriations to reserves	—	—	22,229	(22,229)	—

Shareholders’ equity at December 31, 2001	3,374,178	3,813,659	687,174	1,346,652	9,221,663
Land use right adjustment (Notes 24 (f))	—	(129,703)	—	12,970	(116,733)
Adjustments from adoption of new PRC accounting regulations (Notes 24(c))	—	—	(185,540)	185,540	—
Dividend paid	—	—	—	(67,484)	(67,484)
Net income	—	—	—	575,761	575,761
Appropriations to reserves	—	—	83,738	(83,738)	—

Shareholders’ equity at December 31, 2002	3,374,178	3,683,956	585,372	1,969,701	9,613,207

Shareholders’ equity at December 31, 2002 in U.S. dollars	407,642	445,068	70,720	237,964	1,161,394

          See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data)

1.      BASIS OF PRESENTATION

     China Southern Airlines Company Limited (the “Company”) and its subsidiary companies (hereinafter collectively referred to as the “Group”) are principally engaged in the provision of domestic, Hong Kong regional and international passenger and cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport, which is both the main hub of the Group’s route network and the location of its corporate headquarters.

     The Company was established in the People’s Republic of China (the “PRC”, “China” or the “State”) on March 25, 1995 as a joint stock limited company as part of the Reorganization (the “Reorganization”) of the Company’s holding company, China Southern Air Holding Company (“CSAHC”) (formerly named as Southern Airlines (Group)). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

     The Company’s H Shares and American Depositary Shares (“ADS”) (each ADS representing 50 H Shares) are listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively, since July 1997.

     The consolidated financial statements have been prepared in Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the 2002 financial statements have been translated into United States dollars at the rate of US$ 1.00 = RMB 8.2773, the rate quoted by the People’s Bank of China on December 31, 2002. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars (“US$”) at that rate or at any other certain rate on December 31, 2002 or at any other certain date.

2.      PRINCIPAL ACCOUNTING POLICIES

(a)      Statement of compliance

     The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations.

     Differences between IFRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”) and their effect on net income for the years ended December 31, 2000, 2001 and 2002, and on consolidated shareholders’ equity as of December 31, 2001 and 2002 are set forth in Note 31.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

(b)      Basis of preparation

     The consolidated financial statements of the Group are prepared on the historical cost basis as modified by the revaluation of certain fixed assets (Note 12). The accounting policies have been consistently applied by the Group and except for a change in accounting policy for land use rights (refer to note 24(f)), are consistent with those used in previous years.

(c)      Basis of consolidation

     The consolidated financial statements include the financial statements of the Company and all of its subsidiaries (see Note 28 for details of the Company’s principal subsidiaries) made up to December 31, each year. Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

     The results of subsidiary companies are included in the consolidated statement of income, and the share attributable to minority shareholders is deducted from or added to the consolidated income after taxation. Losses attributable to minority shareholders of partly owned subsidiaries are accounted for based on the respective equity owned by the minority shareholders up to the amount of the capital contribution and reserves attributable to the minority shareholders. Thereafter, all further losses are assumed by the Company.

     All significant intercompany balances and transactions have been eliminated on consolidation.

(d)      Interest- bearing borrowings

     Interest-bearing borrowings are recognized initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statement of income over the period of the borrowings on an effective interest basis.

(e)      Cash and cash equivalents

     Cash and cash equivalents consist of cash in hand and balances with banks and other financial institutions with an original maturity within three months. For the purposes of the consolidated statement of cash flows, the Group considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(f)      Trade and other receivables

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Trade and other receivables are stated at cost less allowance for doubtful accounts. Allowance for doubtful accounts are established based on evaluation of the recoverability of these accounts at the balance sheet date. In establishing such allowance, the Group considers various factors including its historical write-off experience and industry economic trend. Past due balances over a specific period and balances over a specific amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis

(g)      Inventories

     Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal is stated at the lower of cost and net realizable value. Net realizable value represents estimated resale price.

(h)      Fixed assets and depreciation

     Fixed assets are stated at cost or revalued amounts less accumulated depreciation and impairment losses (refer to accounting policy n). Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

     Depreciation is provided to write off the costs, or revalued amounts where appropriate, of the fixed assets on a straight line basis over their estimated useful lives, to residual values, as follows:

	Depreciable life	Residual value

Buildings	15 to 40 years	Nil
Owned and leased aircraft	8 to 15 years	28.75%
Other flight equipment
Jet engines	8 to 15 years	3%
Others, including rotable spares	8 to 15 years	Nil
Machinery and equipment	5 to 10 years	3%
Vehicles	6 years	3%

     No depreciation is provided in respect of construction in progress.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

(i)      Leased assets

     Flight equipment under capital leases is stated at an amount equal to lower of its fair value and the present value of minimum lease payments at inception of the lease, and is amortized on a straight line basis over the shorter of the lease term or estimated useful life of the asset to residual values. In cases where title to the asset will be acquired by the Group at the end of the lease, the asset is amortized on a straight line basis over the estimated useful life of the asset to its residual value.

     Amounts payable in respect of capital leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases. Interest charges are included in the consolidated statement of income to provide a constant periodic rate of charge over the lease term.

     Gains on aircraft sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains on other aircraft sale and leaseback transactions are recognized as income immediately if the transactions are established at fair value. Any excess of the sales price over fair value is deferred and amortized over the period the assets are expected to be used.

     Operating lease payments are charged to the consolidated statement of income on a straight line basis over the terms of the related leases.

(j)      Construction in progress

     Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost. Cost comprises direct costs of construction as well as interest charges during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificates by the relevant PRC authorities.

(k)       Lease prepayments

     Lease prepayments represent the purchase costs of land use rights and are amortized on a straight line basis over the period of land use rights (Note 24(f)).

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

(l)      Investments

     An affiliated company is an entity in which the Group has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

     A jointly controlled entity is an entity over whose activities the Group has joint control, established by contractual agreement.

     The consolidated statement of income includes the Group’s share of the results of its affiliated companies and jointly controlled entities for the year. In the consolidated balance sheet, the investments in affiliated companies and jointly controlled entities are stated at the Group’s attributable share of net assets. When the Group’s share of losses exceeds the carrying amount of the affiliated company or jointly controlled entity, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the affiliated company or jointly controlled entity.

     Other investments are stated at cost less impairment losses (refer to accounting policy n). Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

(m)      Deferred expenditure

     Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortized over the terms of the related leases.

     Lump sum housing benefits payable to employees of the Group are deferred and amortized on a straight line basis over a period of 10 years, which represents the vesting benefit period of the employees.

(n)      Impairment loss

     The carrying amounts of the Group’s assets, other than inventories (refer to accounting policy g) and deferred tax assets (refer to accounting policy u) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognized as an expense in the consolidated statement of income.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred.

(o)      Deferred credits

     In connection with the acquisition or operating lease of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortized as a reduction of rental expense for aircraft and engines under operating leases.

(p)      Revenue recognition

     Passenger, cargo and mail revenues are recognized when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities of the consolidated balance sheet as sales in advance of carriage. Revenue from airline-related business is recognized when services are rendered. Revenue is stated net of sales tax and contributions to the Civil Aviation Administration of China (“CAAC”) Infrastructure Development Fund.

     Interest income is recognized as it accrues unless collectibility is in doubt. Dividend income is recognized when the Group’s right to receive payment is established.

     Operating lease income is recognized on a straight line basis over the terms of the respective leases.

(q)      Traffic commissions

     Traffic commissions are expensed when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded in the consolidated balance sheet as a prepaid expense.

(r)      Maintenance and overhaul costs

     Routine maintenance and repairs, and overhauls in respect of owned aircraft and aircraft held under capital leases are expensed in the consolidated statement of income as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of scheduled overhauls required to be performed on the related aircraft prior to their return to the lessors.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

(s)      Translation of foreign currencies

     Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange prevailing on the transaction dates.

     Foreign currency monetary balances at the balance sheet date are translated into Renminbi at the exchange rates quoted by the People’s Bank of China ruling at the balance sheet date. Exchange differences are dealt with in the consolidated statement of income.

(t)      Borrowing costs

     Borrowing costs are expensed in the consolidated statement of income as and when incurred, except to the extent that they are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(u)      Deferred taxation

     Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss.

     The tax value of losses expected to be available for utilization against future taxable income is recognized as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(v)      Retirement benefits

     Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the consolidated statement of income as and when incurred (see Note 21).

(w)      Basic earnings per share

     Basic earnings per share for the years ended December 31, 2000, 2001 and 2002 have been computed by dividing net income of RMB501,771, RMB340,225 and RMB575,761, respectively, by the weighted average number of shares in issue of 3,374,178,000 in 2000, 2001 and 2002.

(x)      Frequent flyer award programs

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     The Group maintains two frequent flyer award programs, namely, the China Southern Airlines Sky Pearl Club and Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognized as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

(x)     Revenue from mileage sales under the frequent flyer award programs is recognized when the related transportation services are provided.

(y)      Provisions

     A provision is recognized in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(z)      Related parties

     For the purposes of these consolidated financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

(aa)     Segmental reporting

     The Group operates principally as a single business segment for the provision of air transportation services. The analysis of operating revenue and operating income by geographical segment is based on the following criteria:

(i)	Traffic revenue from domestic services within the PRC (excluding Hong Kong) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong, and the PRC and overseas destinations is attributed to the Hong Kong regional operation and international operation, respectively.

(ii)	Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

(ab)     Use of estimates

     The preparation of consolidated financial statements of the Group in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

3.      TRAFFIC REVENUE

     Traffic revenue is stated net of sales tax and levies paid to PRC authorities and consists of:

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Passenger	13,254,714	15,055,496	15,695,622
Cargo and mail	1,451,445	1,406,036	1,786,270

	14,706,159	16,461,532	17,481,892

     Pursuant to various PRC revenue tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the rate of approximately 3% of the ticket value in respect of flights originated in the PRC. Sales tax incurred by the Group for the years ended December 31, 2000, 2001 and 2002 amounted to RMB510,460, RMB535,473 and RMB557,784, respectively.

     In addition, the Group is required to pay contributions to the CAAC Infrastructure Development Fund which were calculated at the rates of 5% and 2%, respectively, of the domestic and international/Hong Kong regional traffic revenue for the years ended December 31, 2000, 2001 and 2002. Contributions to the CAAC Infrastructure Development Fund paid by the Group for the year ended December 31, 2000, 2001 and 2002 totaled RMB666,982, RMB759,385 and RMB798,386, respectively.      .

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Pursuant to approval documents issued by the CAAC, the Group imposes a fuel surcharge on passengers carried by its domestic and Hong Kong regional flights at the following prescribed rates:

Applicable flights and periods	Rates of fuel surcharge
Domestic flights
From November 1, 2000 to February 5, 2001	Not more than 20% of published fare or
RMB150 per passenger, whichever is lower

From February 6, 2001 to December 31, 2001	Not more than 14% of published fare or
RMB150 per passenger, whichever is lower

From January 1, 2002 to October 9, 2002	Not more than 8% of published fare

From October 10, 2002 onward	Not more than 14% of published fare

Hong Kong regional flights
From Novmeber 16, 2000 to December 31, 2001	RMB64 to RMB70 per passenger

From January 1, 2002 onward	Nil

     The fuel surcharge forms part of the traffic revenue of the Group. For the year ended December 31, 2000, 2001 and 2002, the fuel surcharge revenue totaled RMB149,000, RMB1,001,000 and RMB554,000, respectively.

4.       OTHER OPERATING REVENUE

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Commission income	134,252	129,157	137,928
General aviation income	53,161	61,292	68,225
Ground services income	63,111	55,388	78,616
Air catering income	23,654	29,523	38,077
Aircraft lease income	110,635	65,486	46,640
Net income from a lease arrangement (Note 12)	—	—	51,682
Other	87,346	77,280	115,560

	472,159	418,126	536,728

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

5.       FLIGHT OPERATION EXPENSES

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Fuel costs	3,240,129	3,548,860	3,519,005
Operating lease rentals	1,615,574	1,912,832	1,416,524
Air catering expenses	482,838	554,165	625,489
Aircraft insurance	85,431	123,439	256,238
Flight personnel payroll and welfare	575,861	657,193	781,223
Training expenses	30,885	24,374	38,908
Other	78,303	84,765	95,156

	6,109,021	6,905,628	6,732,543

6.      MAINTENANCE EXPENSES

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Repairing and maintenance charges	1,327,248	1,558,331	1,842,213
Maintenance materials	274,987	286,505	292,492
Labor costs	94,565	104,949	130,254
Other	61,781	64,794	68,460

	1,758,581	2,014,579	2,333,419

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     An analysis of provision for major overhauls in respect of aircraft held under operating leases is as follows:

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Balance at beginning of year	289,228	241,895	187,125
Additional amount provided	15,267	12,889	49,051
Amount utilized	(62,600)	(67,659)	(42,289)

Balance at end of year	241,895	187,125	193,887

     Balance of provision for major overhauls at December 31, 2001 and 2002 consisted of:

	December 31,

	2001	2002

	RMB	RMB
Current portion (included in accrued expenses) (Note 16)	61,464	52,000
Non-current portion	125,661	141,887

	187,125	193,887

7.       AIRCRAFT AND TRAFFIC SERVICING EXPENSES

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Landing and navigation fees	1,955,144	2,157,392	2,353,412
Ground service charges	113,970	140,129	157,872

	2,069,114	2,297,521	2,511,284

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

8.      PROMOTION AND SALES EXPENSES

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Sales commissions	802,277	891,646	749,953
Ticket office expenses	414,161	440,445	515,648
Computer reservation services	120,071	153,409	174,547
Advertising and promotion	24,719	26,434	31,513
Other	16,454	28,846	27,926

	1,377,682	1,540,780	1,499,587

9.      GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
General corporate expenses	493,484	557,083	658,833
Salaries and welfare	294,358	312,396	379,406
Provision for doubtful accounts (Note 30)	2,072	1,729	1,304
Other taxes and levies	19,311	21,025	20,467

	809,225	892,233	1,060,010

10.       TAXATION

     Pursuant to the income tax rules and regulations of the PRC, the Group is liable to PRC income tax at a rate of 33% in respect of all periods presented.

     In respect of the Group’s overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and PRC governments, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the years ended December 31, 2000, 2001 and 2002.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Income tax provision consisted of:

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Provision for income tax:
Company and subsidiaries	59,297	37,032	71,651
Affiliated companies	12,024	8,085	9,424

	71,321	45,117	81,075
Deferred taxation (Note 14)	267,586	275,402	317,152

	338,907	320,519	398,227

     Actual income tax expense differed from the amounts computed by applying the PRC income tax rate of 33% to income before taxation and minority interests as a result of the following:

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Expected PRC taxation expense	307,306	262,434	375,903
Adjustments:
Gains on sale and leaseback transactions and their amortization	(7,612)	(5,075)	(851)
Rate differential on subsidiaries taxed at 15%	(40,745)	(51,245)	(60,530)
Non-deductible expenses	70,512	154,152	61,454
Other, net	9,446	(39,747)	22,251

	338,907	320,519	398,227

     In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Taxation Bureau, lease arrangements executed prior to September 1, 1999 are exempted from PRC withholding tax.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     The PRC withholding tax payable in respect of the operating leases executed after September 1, 1999 of RMB5,020, RMB11,962 and RMB14,305, respectively, during 2000, 2001 and 2002 has been included as part of the operating lease rentals.

11.       TRADE RECEIVABLES

	December 31,

	2001	2002

	RMB	RMB
Trade receivables, principally traffic	615,561	731,894
Less: Allowance for doubtful accounts (Note 30)	(59,019)	(60,118)

	556,542	671,776

12.       FIXED ASSETS

	December 31,

	2001	2002

	RMB	RMB
Buildings	2,966,159	3,207,816
Aircraft	19,845,652	24,970,695
Flight equipment, including rotable spares	5,858,622	6,350,363
Machinery, equipment and vehicles	1,539,889	1,667,764

	30,210,322	36,196,638
Less: Accumulated depreciation and amortization	(7,858,107)	(9,275,809)

	22,352,215	26,920,829

     Substantially all of the Group’s buildings are located in the PRC. The Group was formally granted the rights to use the twenty parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for a period of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group’s building are erected, the Group was formally granted the rights to use such land for periods of one to five years commencing in the second quarter of 1997 pursuant to various lease agreements between the Company and CSAHC. The leases with initial one-year term are automatically renewable for another one-year period unless the Group gives appropriate notice of termination. In this connection, rental payments totaling RMB15,224 were paid to CSAHC for each of the years ended December 31, 2000, 2001 and 2002 in respect of these leases. See Note 20.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     The Group is obligated under various capital leases for aircraft that expire at various dates during the next nine years. The gross amount of aircraft and related accumulated amortization recorded under capital leases are as follows:

	December 31,

	2001	2002

	RMB	RMB
Aircraft	11,454,527	11,459,978
Less: Accumulated amortization	(2,238,389)	(2,499,495)

	9,216,138	8,960,483

     As of December 31, 2001 and 2002, certain aircraft of the Group with an aggregate carrying amount of approximately RMB5,079,342 and RMB5,822,076, respectively, were pledged as security under certain loan agreements. See Note 17.

     In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the fixed assets of the Group as of December 31, 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp., a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

     In accordance with IAS 16 “Property, Plant and Equipment”, subsequent to the 1996 revaluation, which was based on a depreciated replacement costs, the fixed assets of the Group are carried at revalued amounts, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. In accordance with the revaluation performed by the directors in respect of fixed assets held by the Group as of December 31, 2000, the carrying amounts of fixed assets did not differ materially from their respective fair value.

     The effect of the above revaluations was to increase annual depreciation charges by approximately RMB68,000, RMB65,000 and RMB 33,000, respectively, for 2000, 2001 and 2002.

     Pursuant to certain sale and leaseback arrangements, the Group sold four Boeing 757-200 aircraft, two Airbus 320-200 aircraft and four Boeing 757-200 aircraft, respectively, during 2000, 2001 and 2002 to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of eight to nine years. The Group recognized a gain of RMB377,817, RMB59,855 and RMB199,394, respectively, in 2000, 2001 and 2002, being the excess of the sale proceeds which approximated the aircraft’s fair value on the date of disposal over the aircraft’s net book value and related disposal costs, under the sub-item “Gain/(loss) on sale of fixed assets” under “Non-operating income/(expenses)” in the consolidated statements of income.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     During 2000, 2001 and 2002, the Group entered into arrangements to lease several of its aircraft to independent third parties. The terms of such leases generally range from one to twelve months. Depreciation of the relevant aircraft from the date of commencement of the leases to December 31, 2000, 2001 and 2002 or the expiry date of the leases, whichever is earlier, was RMB19,027, RMB9,671 and RMB4,176, respectively.

     During 2002, the Group entered into an arrangement with certain independent third parties under which the Group sold an aircraft and then immediately leased back the aircraft for a period of 26 years. As agreed, the lease payment obligations, with pre-determined net present value totaling RMB1,295,680 equivalent, is to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Group in form of deposits and debt securities in favor of the lessor. The Group has an option to purchase the aircraft at the 16.6th year and the agreed purchase price is to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Group, the Group is liable to pay a pre-determined penalty to the lessor. As long as the Group complies with the lease agreement, the Group is entitled to the quiet use of, and continued possession and use or operation of, the aircraft. Since the Group retains substantially the same rights to its use as before the arrangement, no adjustment has been made to the fixed assets. As of December 31, 2002, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB1,322,843. As a result of the arrangement, the Group received a net cash benefit of RMB51,682 which has been recognized as income for the year.

13.      INVESTMENTS

	2001	2002

	RMB	RMB
Share of net assets in affiliated companies	531,055	692,026
Share of net assets in jointly controlled entities	174,338	461,962
Other investments, at cost	195,201	201,854

	900,594	1,355,842

     Details of the Company’s principal affiliated companies and jointly controlled entities are set out in Note 28.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

14.      DEFERRED TAXATION

     Movements in net deferred tax liabilities are as follows:

	December 31,

	2001	2002

	RMB	RMB
Balance at beginning of year	(244,175)	(519,577)
Land use rights adjustment (Note 24(f))	—	57,495

	(244,175)	(462,082)
Transferred to consolidated statement of income (Note 10)	(275,402)	(317,152)

Balance at end of year	(519,577)	(779,234)

     The deferred tax liabilities were made up of the taxation effect of:

	December 31,

	2001	2002

	RMB	RMB
Deferred tax assets:
Tax losses carried forward	175,926	149,338
Repairs and maintenance accruals	171,122	63,896
Repair charges capitalized	265,319	319,697
Accrued expenses	295,597	311,893
Other	122,321	129,423

Total deferred tax assets	1,030,285	974,247

Deferred tax liabilities:
Undistributed profits of subsidiaries	219,330	254,210
Repairs and maintenance accruals	73,851	78,083
Depreciation of fixed assets	1,237,532	1,403,278
Other	19,149	17,910

Total deferred tax liabilities	1,549,862	1,753,481

Net deferred tax liabilities	(519,577)	(779,234)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     As of December 31, 2001 and 2002, the Group had tax losses for PRC income tax purposes totaling approximately RMB533,109 and RMB452,539, respectively. Such tax losses are available for carry forward to set-off against future PRC assessable income for a maximum period of five years. As of December 31, 2001 and 2002, the Group recorded a deferred tax asset of RMB175,926 and RMB149,338, respectively, for such tax losses.

15.       CASH AND CASH EQUIVALENTS

     As of December 31, 2001 and 2002, cash and cash equivalents comprise cash at bank and in hand and deposits with Southern Airlines Group Finance Company Limited (“SA Finance”), a PRC authorized financial institution controlled by CSAHC and an affiliated company of the Group. In accordance with the financial agreement dated May 22, 1997 between the Company and SA Finance, all the Group’s deposits accepted by SA Finance as of December 31, 2001 and 2002 were simultaneously placed with several designated major PRC banks by SA Finance. As of December 31, 2001 and 2002, the Group’s deposits with SA Finance totaled RMB1,341,126 and RMB900,979, respectively. See Note 22.

16.       ACCRUED EXPENSES

	December 31,

	2001	2002

	RMB	RMB
Landing and traffic charges	353,148	497,372
Duties and levies	446,180	360,827
Fuel	169,777	297,626
Interest	202,274	174,626
Lease charges	11,658	40,900
Accrued salaries, wages and benefits	237,804	245,124
Insurance premium	2,955	1,972
Repairs and maintenance	306,088	198,465
Current portion of provision for major overhauls (Note 6)	61,464	52,000
Lump sum housing benefits payable (Note 21)	—	213,675
Other	222,207	258,867

	2,013,555	2,341,454

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

17.      DEBT

     Short-term notes payable

	December 31,

	2001	2002

	RMB	RMB
Short-term notes payable	1,431,105	4,422,926

     As of December 31, 2001 and 2002, borrowings under short-term notes payable of the Group totaling RMB976,644 and RMB1,450,000, respectively, were guaranteed by CSAHC.

     Borrowings under short-term notes payable are used primarily to finance working capital needs and are repayable in full on the respective due dates with interest rates ranging from 1.92% to 5.3%. The Group’s weighted average interest rate on short-term notes payable was 4.28% and 3.11%, respectively, as of December 31, 2001 and 2002.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Long-term notes payable

		December 31,

	Interest rate and final maturity	2001	2002

		RMB	RMB
Renminbi denominated notes payable:
Loans for construction projects	Floating interest rates ranging from 4.94% to 6.21% per annum as of December 31, 2002, with maturity through 2009.	115,562	893,838
	Non-interest bearing loans from a municipal government authority, repayable in 2004	3,000	3,000
Loans for purchase of aircraft	Floating interest rates ranging from 5.02% to 5.49% per annum as of December 31, 2002, with maturities through 2012	485,700	2,310,268
U.S. dollar denominated notes payable:
Loans for purchase of aircraft	Fixed interest rates ranging from 5.00% to 8.33% per annum as of December 31, 2002, with maturities through 2011.	3,741,749	3,426,038
Loan for purchase of flight equipment	Fixed interest rate of 8.35% per annum as of December 31, 2002, with maturity through 2004	27,994	20,090

		4,374,005	6,653,234
Less: current portion		(746,411)	(817,800)

		3,627,594	5,835,434

     As of December 31, 2001 and 2002, borrowings under long-term notes payable of the Group totaling RMB3,741,749 and RMB3,360,945, respectively, were guaranteed by certain financial institutions and secured by the mortgages over certain of the Group’s aircraft. In addition, as of December 31, 2001 and 2002, borrowings under long-term notes payable of the Group totaling RMB321,700 and RMB1,890,118, respectively, were guaranteed by CSAHC and as of December 31, 2002, RMB561,531 was guaranteed by SA Finance.

     As of December 31, 2002, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an amount of RMB12,360,000. As of December 31, 2002, an amount of approximately RMB7,258,000 was utilized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     The aggregate annual maturities of long-term notes payable for each of the five years subsequent to December 31, 2002 and thereafter are as follows:

RMB
Year ending December 31,
2003	817,800
2004	842,036
2005	1,045,049
2006	875,127
2007	1,810,673
Thereafter	1,262,549

6,653,234

     Interest expense, net of the amounts capitalized, represents:

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Interest incurred	1,074,236	938,944	1,023,379
Interest capitalized	—	(5,227)	(64,186)

Interest expense	1,074,236	933,717	959,193

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

18.      LEASE OBLIGATIONS

Capital leases

     As of December 31, 2002, the Group leased 34 aircraft under capital leases. The majority of these leases have terms of 10 to 15 years, and expiration dates range from 2003 through 2011.

     As of December 31, 2002, future scheduled minimum lease payments under capital leases, which were 78% and 22%, respectively, denominated in U.S. dollars and Japanese yen, are as follows:

	Payments	*Interest	Obligations
	RMB	RMB	RMB
Year ending December 31,
2003	2,006,392	439,694	1,566,698
2004	1,624,381	351,237	1,273,144
2005	1,352,472	286,208	1,066,264
2006	1,390,900	205,592	1,185,308
2007	1,409,863	156,188	1,253,675
Thereafter	1,960,607	107,247	1,853,360

	9,744,615	1,546,166	8,198,449

Less: current instalments of obligations under capital leases			(1,566,698)

			6,631,751

     *Interest rates ranged from 1.0% to 11.0%.

     Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor’s defined cost of the aircraft.

     Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.

     In addition to the assets pledged as security under certain loan agreements (see Note 12), certain of the Group’s aircraft with an aggregate carrying amount of RMB9,216,138 and RMB8,960,483, respectively, as of December 31, 2001 and 2002 were pledged to secure facilities with financial institutions granted to lessors totaling RMB9,143,563 and RMB8,198,449, respectively, on these dates.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

Operating leases

     As of December 31, 2002, future minimum lease payments under non-cancellable aircraft and flight equipment operating leases were as follows (principally denominated in U.S. dollars):

RMB
Year ending December 31,
2003	1,280,060
2004	1,327,631
2005	1,245,150
2006	1,001,954
2007	783,739
Thereafter	2,898,104

Total minimum lease payments	8,536,638

     Amounts charged to rental expenses for operating leases for the years ended December 31, 2000, 2001 and 2002 totaled RMB1,415,997, RMB1,723,338 and RMB1,348,277, respectively.

     All of the Group’s obligations under capital and operating leases are guaranteed by financial institutions.

19.      DEFERRED CREDITS

	December 31,

	2001	2002

	RMB	RMB
Gains from sale and leaseback of fixed assets	2,999	—
Operating lease rebates	12,073	7,855
Governmental subsidy for safety related capital expenditures	—	40,240

	15,072	48,095

Movements during the year are as follows:
Balance at beginning of year	33,555	15,072
Additions during the year	—	40,240
Transferred to consolidated statement of income	(18,483)	(7,217)

Balance at end of year	15,072	48,095

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

Gains from sale and leaseback of fixed assets

     During 1991 and 1992, a total of ten aircraft under capital leases were sold. Seven of these aircraft were leased back under operating leases for a period of two years. Pursuant to the sales agreement, the Group agreed to lease an additional ten replacement aircraft. The gain on the sale of the ten aircraft was RMB575,811. Of this amount, RMB215,693 and RMB129,464, respectively, were recorded directly to other income in 1991 and 1992, and the balance, representing the sale price in excess of fair value of the replacement aircraft, has been deferred and amortized over the respective operating lease periods.

Operating lease rebates

     Pursuant to several operating lease arrangements for aircraft commenced in January 1998, the Group received cash rebates totaling RMB24,838 from an operating lessor in 1998. Such rebates have been deferred and amortized over the terms of the respective lease to reduce the future operating lease charges.

Governmental subsidy for safety related capital expenditures

     During 2002, the Group received governmental subsidy for safety related capital expenditures amounting to RMB40,240 for enhancing future flight protection and safety standards. Such governmental subsidy is to be amortized over the depreciable lives of the related fixed assets.

20.      COMMITMENTS AND CONTINGENCIES

     The Company has been advised by its Chinese legal counsel that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganization (see Note 1), no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by CSAHC prior to the Reorganization, except for certain loans from PRC banks which were fully repaid by CSAHC. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.

     The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC’s rights thereto and the lease agreements between CSAHC and the Company may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     With respect to the facilities in Guangzhou, CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land in Guangzhou. The Company understands that the CAAC is basing its conclusion on an agreement among certain government authorities relating to such land. Such assurance does not constitute formal evidence of CSAHC’s right to transfer, mortgage or lease such real property interests. The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that its use of one or more of these parcels of land or the related facilities were successfully challenged. CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group’s use of any of its land and buildings.

     As of December 31, 2002, the Group had on order fifteen Boeing 737-800 aircraft and certain flight equipment, scheduled for deliveries in 2003 to 2005. Deposits of RMB1,659,964 have been made towards the purchase of these aircraft and related equipment. As of December 31, 2002, the aggregate future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment totaled approximately RMB5,875,996.

     As of December 31, 2002, additional capital expenditures of approximately RMB3,671,852 have been authorized, of which approximately RMB569,587 have been committed, for the Group’s principal facilities. Such expenditures comprised mainly RMB3,127,420 for facilities and equipment at the Guangzhou New Airport and RMB544,432 for other airport and office facilities and equipment, overhaul and maintenance bases and training centers.

     As of December 31, 2002, the Group was committed to make a capital contribution of approximately RMB60,000 and RMB201,000, respectively, to jointly controlled entity and affiliated company.

21.      RETIREMENT AND POST-RETIREMENT MEDICAL BENEFITS

     Employees of the Group participate in several defined contribution retirement schemes organized separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 13% to 17% for 2000, 14% to 17% for 2001, and 14% to 19% for 2002, of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.

     In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at the rate of 4.5% of total salaries. This scheme which was previously organized by CSAHC has been handed over to relevant PRC government agencies since January 1, 2002. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are changed to consolidated statement of income as and when incurred.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     The Group is also required to provide retirees with medical benefits, transportation subsidies and other welfare facilities. Previously, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing such benefits to the retired employees of the Group. With effect from January 1, 2002, such arrangement was terminated and the services are now provided by the Group itself.

     Furthermore, pursuant to the comprehensive services agreement (the “Services Agreement”) dated May 22, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85,000 to CSAHC for a ten-year period effective January 1, 1995.

     During 2001 and 2002, the Group provided additional quarters at its own expense to certain employees who are not eligible for quarters pursuant to the Services Agreement. These quarters were provided to the employees in accordance with the relevant PRC housing reform policy. In 2001 and 2002, the Group recognized a loss of RMB110,723 and RMB17,624, respectively, being the excess of the cost of these quarters over the considerations received by the Group from the employees, under “Non-operating income/(expenses)” in the consolidated statements of income.

     Subsequently, pursuant to an additional staff housing benefit scheme effective September 2002, the Group has agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidizing their purchases of housing. Such expenditure has been deferred and amortized on a straight line basis over a period of 10 years, which represents the vesting benefit period of the employees. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period remained. The Group has the right to effect a charge on the employee’s house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against consolidated statement of income. As of December 31, 2002, the Group already made payments totaling RMB46,325 under the scheme and recorded its remaining contractual liabilities totaling RMB213,675 as accrued liabilities on the consolidated balance sheet (See Note 16).

22.      RELATED PARTY TRANSACTIONS

     Substantially all transactions undertaken by the Group during the periods presented were effected on such terms as have been determined by the CAAC or other relevant PRC authorities. In addition, many of the involved counterparties were either regulated by or connected with such authorities. The principal related party transactions are described as follows:

Allocation of routes and air fares

     Both domestic and international routes on which the Group and other PRC airlines offer scheduled services are allocated by the CAAC.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     International air fares are subject to bilateral agreements between the CAAC, acting on behalf of the PRC government, and other governments. Domestic air fares are regulated jointly by the CAAC and the PRC Price Administrative Bureau.

Procurement of aircraft and jet engines

     Certain PRC airlines, including the Group, were granted permission to acquire aircraft directly from manufacturers subject to the approval of their fleet expansion plans by the relevant PRC government authorities.

     The Group acquires engines through Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC. In this connection, handling fees totaling RMB2,181, RMBNil and RMB2,840, respectively, were paid to SAIETC for 2000, 2001, and 2002.

Procurement of rotables and engineering spare parts

     The Group also acquires rotables and engineering spare parts through SAIETC and pays handling fees to it in return. Total purchases amounted to RMB352,679, RMB324,998 and RMB583,548, respectively, for 2000, 2001 and 2002. Handling fees totaling RMB11,602, RMB16,161 and RMB 33,466, respectively, were paid to SAIETC for 2000, 2001 and 2002.

Jet fuel supplies

     Jet fuel is subject to allocation in the PRC. The Group is required to purchase jet fuel domestically from the China Aviation Oil Supply Company and Lan Tian Oil Supply Company, companies controlled by the CAAC, at prices set by such suppliers in conjunction with the CAAC and other PRC government authorities. During the periods presented, such prices exceeded the international market prices. The cost of jet fuel purchased by the Group in accordance with such allocation was RMB2,387,646, RMB2,586,688 and RMB2,373,956, respectively, during 2000, 2001 and 2002. The remainder of the Group’s jet fuel was purchased from domestic markets and, to a lesser extent, from international markets.

Aircraft insurance

     Aviation insurance covering hull, war and passenger liability risk is arranged by the CAAC on behalf of all PRC airlines with the People’s Insurance (Property) Company of China (“PICC”) under a master policy. PICC reinsures a substantial portion of its aircraft insurance business through the international reinsurance market. Insurance premiums are allocated to each individual PRC airline by the CAAC based on the value of the airline’s aircraft and after taking into account the claims history of the airline. Insurance premiums totaling RMB85,431, RMB123,439 and RMB256,238, respectively, were incurred by the Group during 2000, 2001 and 2002.

Financial arrangements

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     The Group’s obligations under various lease and bank loan arrangements in connection with aircraft acquisitions are secured by guarantees provided by certain PRC financial institutions which obtained back-to-back guarantees from the CAAC. Guarantee fees totaling RMB1,985, RMB1,490 and RMB1,025, respectively, were paid to these financial institutions during 2000, 2001 and 2002.

     Interest income is received from short-term deposits with SA Finance. The applicable interest rate is determined in accordance with the savings rate published by the People’s Bank of China. Interest income totaling RMB35,728, RMB13,771 and RMB10,530, respectively, was earned by the Group on such deposits during 2000, 2001 and 2002. See Note 15.

Airline-related services

     The Group, jointly with other PRC airlines, participates in the CAAC’s computer reservation system, under which the Group purchases computer reservation services from the CAAC at rates determined based on the utilization of the system. Service fees paid by the Group to the CAAC during 2000, 2001 and 2002 totaled RMB82,725, RMB110,134 and RMB107,234, respectively.

     The Group utilizes the passenger departure and cargo handling computer systems installed by the CAAC at certain PRC airports. Service fees are levied by the CAAC based on the utilization of these systems. Service fees totaling RMB40,584, RMB57,424 and RMB62,111, respectively, were paid by the Group to the CAAC during 2000, 2001 and 2002.

     The Group is required to pay take-off and landing fees to various PRC airports in respect of take-off and landing slots allocated to the Group and other ancillary services provided. Fees are payable by the Group based on the scale rates published by the CAAC. Take-off and landing fees totaling RMB1,327,413, RMB1,527,600 and RMB1,667,706, respectively, were paid to various PRC airports during 2000, 2001 and 2002.

     The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited, a cooperative joint venture established in the PRC, in respect of which CSAHC is entitled to 33% of its income after tax. Such purchases amounted to RMB17,941, RMB22,707 and RMB29,058, respectively, during 2000, 2001 and 2002.

     Commission is earned by the CAAC’s sales offices, various PRC airlines and certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value. Commission expenses incurred by the Group in respect of tickets sold by the CAAC’s sales offices, various PRC airlines and certain subsidiaries of CSAHC totaled RMB554,102, RMB547,186 and RMB481,446, respectively, during 2000, 2001 and 2002. Commission income received from other PRC airlines in connection with air tickets sold by the Group, calculated based on a fixed rate ranging from 3% to 9% on the ticket value, totaled RMB100,994, RMB89,842 and RMB81,931, respectively, during 2000, 2001 and 2002.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Ground service fees are received from other airlines in respect of ground services provided by the Group and Baiyun International Airport Group at Guangzhou Baiyun International Airport. The Group was entitled to 50% of the service fees. The Group’s share of ground service fees received totaled RMB20,933, RMB23,513 and RMB39,735, respectively, during 2000, 2001 and 2002.

     The Company has a 50% equity interest in Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), which provides comprehensive maintenance services to the Group. Maintenance fees totaling RMB471,044, RMB534,828 and RMB592,311, respectively, were incurred by the Group for services provided by GAMECO during 2000, 2001 and 2002.

     Certain aircraft sundry supplies are purchased from Southern Airlines (Group) Economic Development Company (“SAGEDC”), a subsidiary of CSAHC. Supplies totaling RMB72,054, RMB86,386 and RMB101,350, respectively, were purchased by the Group from SAGEDC during 2000, 2001 and 2002.

Advertising services

     Advertising services are provided by Southern Airlines Advertising Company (“SA Advertising”). SA Advertising was a subsidiary of CSAHC up to July, 2002. In August 2002, the Group acquired 90% equity interest in SA Advertising from CSAHC. Expenses totaling RMB10,712, RMB9,940 and RMB3,275, respectively, were incurred by the Group for services provided by SA Advertising during 2000, 2001 and 2002.

Wet lease rentals

     Pursuant to certain wet lease arrangements effected in August and November 2000, the Group incurred RMB108,699 and RMB300,000, respectively, during 2000 and 2001 in respect of five Boeing 737-300/37K aircraft leased from Zhongyuan Airlines, a subsidiary of CSAHC. No such rentals were paid in 2002 since the termination of lease arrangements in January 2002.

     During 2002, wet lease rentals totaling RMB26,164 were paid to Xinjiang Airlines, a subsidiary of CSAHC, pursuant to a wet lease agreement in respect of a Boeing 757-200 aircraft effective October 2002.

     During the period from August to October 2002, the Group received wet lease rentals totaling RMB27,599 from wet leasing of an Airbus 320-200 aircraft to Sichuan Airlines Corporation Limited, an affiliated company of the Group.

Acquisition of aircraft and related spare parts and vehicles

     During the year, the Group acquired five Boeing 737-300/37K aircraft and related spare parts and certain vehicles from Zhongyuan Airlines, a subsidiary of CSAHC, at a consideration of approximately RMB1,096,866. The consideration was satisfied by cash of approximately RMB132,130 together with an assumption by the Group of Zhongyuan Airlines’ debts of approximately RMB964,736. In addition, the Group received reimbursements of wet lease rentals totaling RMB150,000 which it paid to Zhongyuan Airlines during the period from July 1, 2001 to

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

December 31, 2001. Such reimbursements have been applied to reduce the purchase costs of the acquired assets.

Acquisition of subsidiaries

     In August 2002, the Group acquired 90% equity interest in each of Guangzhou Aviation Hotel, Southern Airlines Advertising Company and South China International Aviation & Travel Services Company from CSAHC at an aggregate cash consideration of approximately RMB107,846. Such consideration is determined by reference to the valuation reports prepared by GZAA Incorporated, a firm of independent valuers registered in the PRC. These acquisitions did not have a significant impact on the operating results of the Group for the year ended December 31, 2002 or its financial position at that date.

Amounts due to related companies

     Amounts due to related companies include balances with the CAAC and CSAHC and their affiliated companies. These amounts are unsecured and non-interest bearing and have no fixed repayment terms. These amounts are normally settled on a current basis. Balances with other State-owned enterprises are excluded from this caption as other State-owned enterprises are not considered related parties.

23.      SHARE CAPITAL

	December 31,

	2001	2002

	RMB	RMB
Registered capital as of December 31:
2,200,000,000 domestic shares of RMB 1.00 each	2,200,000	2,200,000
1,174,178,000 H shares of RMB 1.00 each	1,174,178	1,174,178

	3,374,178	3,374,178

Issued and paid up capital as of December 31:
2,200,000,000 domestic shares of RMB 1.00 each	2,200,000	2,200,000
1,174,178,000 H shares of RMB 1.00 each	1,174,178	1,174,178

	3,374,178	3,374,178

     All the domestic and H shares rank pari passu in all material respects.

     As of December 31, 2001 and 2002, the retained earnings of the Group included RMB110,539 and RMB135,010, respectively, of undistributed earnings of affiliated companies accounted for under the equity method.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Pursuant to an extraordinary general meeting of shareholders held on May 21, 2002, a resolution was passed for the Company to issue not more than 1,000,000,000 A shares of par value of RMB1.00 each. As of the date of approval of these consolidated financial statements, no A shares have been issued.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

24.      RESERVES

     Movements of reserves are as follows:

	December 31,

	2001	2002

	RMB	RMB
Statutory surplus reserve (Note (a))
Balance at beginning of year	381,216	391,867
Adjustments from adoption of PRC accounting regulations (Note (c))	—	(106,007)
Transferred from consolidated statement of income	10,651	51,335

Balance at end of year	391,867	337,195

Statutory public welfare fund (Note (b))
Balance at beginning of year	219,877	225,440
Adjustments from adoption of PRC accounting regulations (Note (c))	—	(79,533)
Transferred from consolidated statement of income	5,563	25,667

Balance at end of year	225,440	171,574

Discretionary surplus reserve (Note (d))
Balance at beginning of year	63,852	69,867
Transferred from consolidated statement of income	6,015	6,736

Balance at end of year	69,867	76,603

	687,174	585,372

Notes:

     (a)      According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net income after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

     Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     (b)       According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% to 10% of their annual net income after taxation, as determined under PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company’s and the relevant subsidiaries’ employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders.

     (c)       During 2002, the Group adopted certain new PRC accounting regulations which resulted in adjustments to the amounts of the Group’s income determined under PRC accounting regulations in respect of prior years and corresponding adjustments to amounts appropriated to the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve for the prior years.

     (d)     The transfer to this reserve from the consolidated statement of income is subject to the approval of shareholders at general meetings. Its usage is similar to that of statutory surplus reserve.

     (e)     Dividend distributions may be proposed at the discretion of the Company’s Board of Directors, after consideration of the transfers referred to above and making up cumulative prior years’ losses, if any. Pursuant to the Company’s Articles of Association, the net income of the Company for the purpose of dividend distribution is deemed to be the lesser of net income determined in accordance with (i) PRC accounting principles and financial regulations, and (ii) IFRS; or if the financial statements of the Company are not prepared in accordance with IFRS, the accounting standards of one of the countries in which its shares are listed. See Note 26.

     (f)       In the current year, the Group adopted IAS 40 “Investment Property”. According to IAS 40, the land use rights which were previously included in fixed assets at revaluation base are now presented as lease prepayments and carried at historical cost base with effect from January 1, 2002. Accordingly, the unamortized surplus on previous revaluations of the land use rights, net of related deferred tax asset, are reversed to the share premium and retained profits accounts. The effect of this change did not have a material impact on the Group’s financial condition and results of operations in the periods prior to the change. As such, comparative figures of fixed assets, lease prepayments and reserves have not been adjusted for but have been reclassified to conform with the current year’s presentation.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

25.          FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK

     Financial assets of the Group include cash and cash equivalents, investments, trade receivables and other receivables. Financial liabilities of the Group include notes payable, accounts payable and obligations under capital leases.

Business risk

     The Group conducts its principal operations in China and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations and competition in the passenger, cargo and mail airline services industry.

Interest rate risk

     The interest rates and terms of repayment of the notes payable and capital lease obligations of the Group are disclosed in Notes 17 and 18, respectively.

Foreign currency risk

     The Group has significant exposure to foreign currency as substantially all of the Group’s lease obligations and a significant portion of its notes payable are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange (“SAFE”), or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized PRC banks.

Credit risk

     Substantially all of the Group’s cash and cash equivalents are deposited with PRC financial institutions.

     A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association. As of December 31, 2001 and 2002, the balance due from BSP amounted to RMB226,135 and RMB353,246, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

Liquidity risk

     As of December 31, 2001 and 2002, the Group’s net current liabilities amounted to RMB3,695,777 and RMB7,015,998, respectively. For the years ended December 2000, 2001 and 2002, the Group recorded a net cash inflow from operating activities of RMB2,355,086, RMB2,223,943 and RMB3,697,544, respectively, a net cash outflow from investing activities and financing activities of RMB2,745,984, RMB3,603,535 and RMB2,744,364, respectively, and an (decrease)/increase in cash and cash equivalents of RMB(390,898), RMB(1,379,592) and RMB953,180, respectively.

     With regard to 2003 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. With regard to its short-term notes payable outstanding as of December 31, 2002 of approximately RMB4,422,926, the Group has obtained firm commitments from several PRC banks to renew such borrowings as they fall due during 2003. With regard to the future capital commitments, the Group has already entered into loan financing agreements with several PRC banks to provide loan finance up to an approximate amount of RMB5,102,000 and sought letters of intent from several PRC banks to provide the remaining required loan finance of approximately RMB5,876,000. The directors of the Company believe that such financing will be available to the Group.

     The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2003. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

Self insurance risk

     The Group maintains a limited amount of property insurance in respect of certain personal and real property.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

Fair value

     The carrying amounts and estimated fair values of significant financial assets and liabilities at December 31, 2001 and 2002 are set out below.

	December 31,

	2001		2002

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

	RMB	RMB	RMB	RMB
Cash and cash equivalents	2,817,863	2,817,863	3,771,043	3,771,043
Notes payable, current portion	2,177,516	2,208,056	5,240,726	5,326,511
Notes payable, non-current portion	3,627,594	3,752,143	5,835,434	6,111,052

     The following methods and assumptions were used to estimate the fair value and each class of financial instrument:

(i)      Cash and cash equivalents, and short-term notes payable

     The carrying amounts approximate fair value because of the short maturities of these instruments.

(ii)      Long-term notes payable

     The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

     The economic characteristics of the Group’s capital leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases. Investments are unquoted equity interests in companies established in the PRC. There is no quoted market price for such interests and securities in the PRC and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

     Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

26.      FOREIGN CURRENCY EXCHANGE

     The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center.

     The Group currently maintains bank accounts in currencies other than the Renminbi to engage in foreign exchange transactions. The amount of foreign exchange that can be retained by the Group under this system is determined by the SAFE based on the Group’s expected payment obligations in foreign currencies for lease and debt payments and for dividends. Any amounts of foreign exchange that the Group receives in excess of such amount must be converted into Renminbi at the rate prevailing in the PRC inter-bank market. The Group will have access to foreign currency through the inter-bank system, subject to the approval of the SAFE, to satisfy its foreign exchange requirements where these exceed the amount of foreign exchange that the Group has retained.

     The Articles of Association of the Company require cash dividends be declared in Renminbi and paid to holders of the H shares in Hong Kong dollars at the average closing exchange rate for Hong Kong dollars as announced by the People’s Bank of China for the calendar week preceding the date of the dividend declaration. To the extent that the Company is unable to pay dividends in foreign currency out of its own resources, it will have to obtain foreign currency through the swap centers and PRC banks. Hong Kong dollar dividend payments will be converted by the depositary and distributed to holders of American Depositary Shares in United States dollars.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

27.      RECONCILIATION AND SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

(a)       The reconciliation of income before taxation and minority interests to cash inflows from operations is as follows:

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Income before taxation and minority interests	931,230	795,256	1,139,099
Adjustments to reconcile income before taxation and minority interests to cash inflows from operations:
Depreciation and amortization of fixed assets	1,845,279	1,802,462	1,839,293
Other amortization	18,510	12,512	9,816
Amortization of deferred credits	(26,160)	(18,483)	(7,217)
Equity income of affiliated companies	(45,949)	(53,077)	(36,988)
Equity income of jointly controlled entities	—	4,034	3,352
Gain on sale of aircraft	(377,817)	(59,855)	(199,394)
Loss on sale of other fixed assets	5,221	115,744	28,654
Interest income	(90,283)	(49,878)	(52,618)
Interest expense	1,074,236	933,717	959,193
Non-cash exchange (gain)/loss, net	(312,592)	(292,630)	174,978
Decrease/(increase) in inventories	41,682	(2,033)	(76,472)
Increase/(decrease) in amounts due to related companies	144,565	98,040	(193,175)
(Increase)/decrease in trade receivables	(26,364)	232,228	(110,749)
Decrease/(increase) in other receivables	8,552	42,938	(166,004)
Increase/(decrease) in prepaid expenses and other current assets	(5,579)	(136,600)	123,924
Decrease in accounts payable	(137,333)	(167,599)	(61,843)
Increase in bills payable	—	—	1,299,680
Increase in sales in advance of carriage	17,720	31,036	19,985
Increase/(decrease) in accrued expenses	393,476	(132,121)	86,215
Increase/(decrease) in other liabilities	95,371	70,254	(33,032)
(Decrease)/increase in provision for major overhauls	(47,333)	(40,422)	16,226

Cash inflows from operations	3,506,432	3,185,523	4,762,923

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

(b)       Disclosure of non-cash investing and financing activities:

     During 2002, the Group assumed from Zhongyuan Airlines debts totaling RMB964,736 in partly satisfaction of the consideration payable for acquisition of five Boeing 737-300/37K aircraft and other assets from Zhongyuan Airlines (Note 21).

(C)       Effect of acquisitions of subsidiaries:

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Net assets acquired:
Fixed assets	—	—	96,636
Cash and cash equivalents			17,355
Trade receivables and other current assets	—	—	20,681

	—	—	134,672

Accounts payable			3,623
Accrued expenses and other liabilities	—	—	11,220

	—	—	14,843

Total net assets value	—	—	119,829
Minority interests’ share of net asset value	—	—	11,983

Net asset value acquired by the Group	—	—	107,846

Consideration paid	—	—	107,846
Cash and cash equivalents acquired	—	—	17,355

Net cash outflow from acquisition of subsidiaries	—	—	90,491

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

28.      PRINCIPAL SUBSIDIARIES AND AFFILIATED COMPANIES

     Details of the Company’s principal subsidiaries and affiliated companies as of December 31, 2002 are as follows:

		Attributable
		equity interest
	Place of
	establishment	Direct	Indirect	Principal
Name of company	/operation	%	%	activities

Subsidiaries
Guangxi Airlines Company Limited	PRC	60	—	Airline
Southern Airlines Group Shantou Airlines Company Limited	PRC	60	—	Airline
Zhuhai Airlines Company Limited	PRC	60	—	Airline
Guizhou Airlines Company Limited	PRC	60	—	Airline
Xiamen Airlines Company Limited	PRC	60	—	Airline
Guangzhou Nanland Air Catering Company Limited	PRC	51	—	Air catering
Affiliated companies
Guangzhou Aircraft Maintenance Engineering Company Limited	PRC	50	—	Provision of aircraft repair and maintenance
Southern Airlines Group Finance Company Limited	PRC	30	16.86	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39	—	Airline
Jointly controlled entities
MTU Maintenance Zhuhai Co. Limited	PRC	50	—	Provision of engine repair and maintenance services
China Postal Airlines Limited	PRC	49	—	Airline
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC	51	—	Provision of flight simulation service

     Certain of the Company’s subsidiaries, affiliated companies and jointly controlled entities are PRC joint ventures which have limited lives pursuant to PRC law.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

29.       SEGMENTAL INFORMATION

     The Group operates primarily as a single business segment for the provision of air transportation services. Geographic information about the Group’s operating revenue and income are as follows:

	Domestic	Hong Kong	International*	Total

	RMB	RMB	RMB	RMB
Year ended December 31, 2000
Traffic revenue	11,458,704	1,197,883	2,049,572	14,706,159
Other revenue	361,524	16,479	94,156	472,159

	11,820,228	1,214,362	2,143,728	15,178,318

Operating income	899,082	179,640	103,379	1,182,101

Year ended December 31, 2001
Traffic revenue	12,924,892	1,182,492	2,354,148	16,461,532
Other revenue	359,895	58,231	—	418,126

	13,284,787	1,240,723	2,354,148	16,879,658

Operating income	1,090,154	219,686	90,833	1,400,673

Year ended December 31, 2002
Traffic revenue	13,197,589	1,118,695	3,165,608	17,481,892
Other revenue	485,046	—	51,682	536,728

	13,682,635	1,118,695	3,217,290	18,018,620

Operating income	1,614,975	193,440	217,662	2,026,077

* Asian market accounted for approximately 76%, 75% and 70%, respectively, of the Group’s total international traffic revenue for the years ended December 31, 2000, 2001 and 2002. The remaining portion was mainly derived from the Group’s flights to/from European and North American regions.

     The major revenue-earning assets of the Group are its aircraft fleet, most of which are registered in the PRC. Since the Group’s aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Substantially all of the Group’s non-aircraft identifiable assets are located in PRC.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

30.      SUPPLEMENTAL INFORMATION

     Movements in allowance for doubtful accounts comprise:

	Year ended December 31,

	2000	2001	2002

	RMB	RMB	RMB
Balance at beginning of the year	72,110	72,644	59,019
Provision for doubtful accounts (Note 9)	2,072	1,729	1,304
Doubtful accounts written-off	(1,538)	(15,354)	(205)

Balance at end of the year (Note 11)	72,644	59,019	60,118

31.      SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

     The Group’s accounting policies conform with IFRS which differ in certain material respects from U.S. GAAP. Differences which have a significant effect on consolidated net income and shareholders’ equity are set out below.

(a)      Sale and leaseback accounting

     Under IFRS, gains on sale and leaseback transactions where the subsequent lease is an operating lease are recognized as income immediately, if the transactions are established at fair value. Differences between the sale price and fair value are deferred and amortized over the period for which the assets are expected to be used. Under U.S. GAAP, such gains are deferred and amortized over the term of the lease.

(b)      Lease arrangement

     As disclosed in Note 12 to the consolidated financial statements, the Group entered into an arrangement with certain independent third parties under which the Group sold an aircraft and then immediately leased back the aircraft for a minimum lease period of 16.6 years. As a result of the arrangement, the Group received a net cash benefit of RMB51,682 which has been recognized as income for the year under IFRS. Under U.S. GAAP, such benefit is deferred and amortized over the minimum lease period. In addition, under the lease arrangement, the commitments by the Group to make long-term lease payments have been defeased by the placement of security deposits. As such, under IFRS such commitments and deposits are not recognized on the consolidated balance sheet. Under U.S. GAAP, such commitments and deposits would be recognized on the consolidated balance sheet, as such commitments are not deemed as extinguished by the placement of security deposits.

(c)      Capitalized interest

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Under IFRS, the Group capitalizes interest costs to the extent the related borrowings are directly attributable to the acquisition or construction of an asset.

     Under U.S. GAAP, interest costs capitalized are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity’s financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, additional interest costs capitalized are based on the weighted average interest rate applicable to other borrowings of the entity.

(d)      Revaluation of fixed assets

     In connection with the Reorganization, the fixed assets of the Group were revalued as of December 31, 1996 (see Notes 1 and 12 to the consolidated financial statements). Such fixed asset revaluation resulted in an increase in shareholders’ equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases, while a charge to the consolidated statement of income was recorded with respect to the reduction in carrying amount of certain fixed assets below their historical cost bases. In addition, the revalued fixed asset amounts serve as the tax bases of fixed assets for years beginning in 1997. Accordingly, the fixed asset revaluation eliminated certain of the temporary differences which gave rise to a deferred tax asset as of December 1996. Such tax asset was offset against the revaluation surplus.

     Under U.S. GAAP, fixed assets are stated at their historical cost unless an impairment loss has been recorded. An impairment loss on fixed assets is recorded under U.S. GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows, excluding finance costs. The future undiscounted cash flows, excluding finance costs, of the Group’s fixed assets whose carrying amount was reduced in connection with the Reorganization, exceed their historical cost carrying amount and, therefore, impairment of such assets is not appropriate under U.S. GAAP. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge recorded under IFRS in 1996 and the additional depreciation charges recorded in the six years ended December 31, 2002, as a result of the Reorganization are reversed for U.S. GAAP purposes.

     However, as a result of the tax deductibility of the net revaluation reserve, a deferred tax asset related to the reversal of the net revaluation reserve is created under U.S. GAAP with a corresponding increase in shareholders’ equity as of December 31, 1996. Such deferred tax asset will be reversed upon depreciation of the net revaluation surplus included in the fixed assets beginning 1997.

(e)      Investments in affiliated company and jointly controlled entity

     During the year, the Company invested in an affiliated company and a jointly controlled entity, which were PRC state-owned enterprises. Under IFRS, such investments are initially recorded on a fair value basis at the cost of purchases borne by the Company. In the consolidated statement of income, the equity share of results of the investees are measured based on the fair value of underlying net assets determined on the date of acquisitions.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Under U.S. GAAP, such transactions would be considered to be “combinations of businesses under common control”. Under U.S. GAAP, such investments are initially recorded at the Company’s equity share of net assets of the investees determined on a historical cost basis. The differences between such amounts and the cost of purchases are reflected as movements in the shareholders’ equity. In the consolidated statement of income, the equity share of results of the investees are measured based on the historical cost basis.

(f)      Acquisition of subsidiaries from CSAHC

     In August 2002, the Company acquired 90% equity interest in certain subsidiaries from CSAHC. Under IFRS, the purchase method of accounting was applied to such business combination such that as from the date of combination, the results of the acquired subsidiaries and their assets and liabilities are included in the consolidated financial statements of the Group.

     Under U.S. GAAP, such transaction would be considered to be “a combination of entities under common control”. Under U.S. GAAP, combination of entities under common control are accounted for under the “as if pooling-of-interests method” where assets and liabilities are accounted for at historical cost and financial statements of previously separate entities for periods prior to the combination generally are restated on a combined basis. The effect of this difference was not material to the years presented.

(g)      Financial statements presentation and disclosures

     In the consolidated statements of income presented under IFRS, gain/(loss) on sale of fixed assets is classified under “Non-operating income/(expenses)”. Under U.S. GAAP, such gain/(loss) would be classified under “Operating income/(expenses) - General and administrative”.

     As disclosed in Note 14 to the consolidated financial statements, deferred tax assets are presented on a net basis under IFRS. Under U.S. GAAP, the gross amounts of such deferred tax assets and any applicable valuation allowances would be separately disclosed.

(h)      New accounting pronouncements

SFAS No. 143

     In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group is also required to record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group adopted SFAS No. 143 on January 1, 2003. The Group does not expect the adoption of SFAS No. 143 will have a material impact on its consolidated financial statements.

SFAS No. 145

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64 “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS No. 145 also rescinds SFAS No. 44 “Accounting for Intangible Assets of Motor Carriers”. SFAS No. 145 amends SFAS No. 13 “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

     The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to SFAS No. 13 were effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 were effective for financial statements issued on or after May 15, 2002. The Group does not expect the adoption of SFAS No. 145 will have a material impact on its consolidated financial statements.

SFAS No. 146

     In July 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” which applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No. 146 requires an entity to record a liability for cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management’s intended future actions and does not meet the requirement for recognizing a liability and the related expense. An entity is required to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit or disposal activity is initiated and in any subsequent period until the activity is completed. The Group is required to adopt SFAS No. 146 on January 1, 2003. The provisions of SFAS No. 146 are required to be applied prospectively after the adoption date to newly exit or disposal activities. Therefore, management cannot determine the potential effect that adoption of SFAS No. 146 will have on the Group’s consolidated financial statements.

SFAS No. 150

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, and requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management believes the adoption of SFAS No. 150 will not have a material effect on the Group’s financial position or results of operations.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

FIN No. 45

     In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. As of December 31, 2002, the Group did not have any significant guarantees which would be required to be disclosed pursuant to this Interpretation. The Group does not expect the application of this Interpretation will have a material effect on its consolidated financial statements.

FIN No. 46

     In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Group does not expect the application of this Interpretation will have a material impact on its consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Effect on net income of significant differences between IFRS and U.S. GAAP is as follows:

			Year ended December 31,

	Note		2000	2001	2002	2002

			RMB	RMB	RMB	U.S. dollars
Net income under IFRS			501,771	340,225	575,761	69,559
U.S. GAAP adjustments:
Sale and leaseback accounting	(a	)	(281,101)	54,254	(100,664)	(12,161)
Lease arrangement	(b	)	—	—	(49,960)	(6,036)
Capitalized interest	(c	)	(11,300)	18,000	(31,473)	(3,802)
Reversal of additional depreciation arising from revaluation of fixed assets	(d	)	68,000	65,000	33,000	3,987
Investments in affiliated company and jointly controlled entity	(e	)	10,630	3,546	(541)	(65)
Deferred tax effects			66,440	(50,369)	47,849	5,780

Net income under U.S. GAAP			354,440	430,656	473,972	57,262

Basic earnings per share under U.S. GAAP			0.11	0.13	0.14	0.017

Basic earnings per ADS under U.S. GAAP*			5.25	6.38	7.02	0.849

*Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 50 H shares.

     Effect on shareholders’ equity of significant differences between IFRS and U.S. GAAP is as follows:

				December 31,

	Note		2001	2002	2002

			RMB	RMB	U.S. Dollars
Shareholders’ equity under IFRS			9,221,663	9,613,207	1,161,394
U.S. GAAP adjustments:
Sale and leaseback accounting	(a	)	(486,325)	(586,989)	(70,916)
Lease arrangement	(b	)	—	(49,960)	(6,036)
Capitalized interest	(c	)	412,494	381,021	46,032
Revaluation of fixed assets, net of depreciation	(d	)	(253,348)	(46,120)	(5,572)
Investments in affiliated company and jointly controlled entity	(e	)	(40,346)	(118,003)	(14,256)
Deferred tax asset adjustment on revaluation of fixed assets			80,888	9,719	1,174
Deferred tax effects			22,933	84,456	10,203

Shareholders’ equity under U.S. GAAP			8,957,959	9,287,331	1,122,023

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Articles of Association

4.1	Form of Director’s Service Agreement

4.2	Form of Non-Executive Director’s Service Agreement

8	Subsidiaries of the Company

10.1	Section 906 Certification