Form 20-F
period 2003-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2004-06-30
CIK 1041668

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

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

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,200,000,000 ordinary Domestic Shares of par value RMB1.00 per share, 1,174,178,000 ordinary H Shares of par value RMB1.00 per share and 1,000,000,000 ordinary A Shares of par value RMB1.00 per share were issued and outstanding as of December 31, 2003.

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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
PART III
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
ITEM 16D. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART IV
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
EX-1 ARTICLES OF ASSOCIATION
EX-4.1 FORM OF DIRECTOR'S SERVICE AGREEMENT
EX-4.2 NON-EXECUTIVE DIRECTOR'S SERVICE AGREEMENT
EX-8 SUBSIDIARIES OF THE COMPANY
EX-12.1 CERT CHAIRMAN OF THE BOARD OF DIRECTORS
EX-12.2 CERTIFICATION FROM THE PRESIDENT
EX-12.3 CERTIFICATION FROM THE CFO
EX-13.1 SECTION 906 CERT FROM THE CHAIRMAN
EX-13.2 SECTION 906 CERT FROM THE PRESIDENT
EX-13.3 SECTION 906 CERT FROM THE CFO

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

Some of these risks and assumptions, in addition to those identified under Item 3, “Key Information – Risk Factors,” include:

-	general economic and business conditions, including changes in interest rates;

-	prices and other economic conditions;

-	natural phenomena;

-	actions by government authorities, including changes in government regulation;

-	the Company’s relationship with CSAHC;

-	uncertainties associated with legal proceedings;

-	technological development;

-	future decisions by management in response to changing conditions;

-	the Company’s ability to execute prospective business plans; and

-	misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company, the Group, and persons acting on their behalf.

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the “Company” means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, the “Group” means the Company and its consolidated subsidiaries, and CSAHC means China Southern Air Holding Company, the Company’s parent company which holds a 50.3% controlling interest in the Company.

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

The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company as of December 31, 2002 and 2003 (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. IFRS differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 33 to the Financial Statements.

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB8.2767, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2003. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3.          KEY INFORMATION.

Selected Financial Data

     The following selected data of consolidated statements of operations for each of the years in the five-year period ended December 31, 2003 and consolidated balance sheets for five years ended December 31, 2003 have been derived from the consolidated financial statements of the Company. Such consolidated financial statements have been audited by KPMG, Independent Registered Public Accounting Firm, and prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. See Note 33 to the Financial Statements for the nature and effect of such differences related to the Group between IFRS and U.S. GAAP as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003. The following information should be read in conjunction with, and is qualified in its entirety by, the Financial Statements of the Group.

			Year ended December 31,
	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	US$
	(in million, except per share data)
Income Statement Data:
IFRS:
Operating revenue	13,299.6	15,178.3	16,879.7	18,018.6	17,470.1	2,110.8
Operating expenses	11,449.7	13,996.2	15,479.0	15,992.5	17,014.4	2,055.7
Operating income	1,849.9	1,182.1	1,400.7	2,026.1	455.7	55.1
Equity income of affiliated companies	36.1	45.9	53.0	37.0	47.8	5.8
Equity loss of jointly controlled entities	—	—	(4.0)	(3.4)	(39.5)	(4.8)
(Loss)/gain on sale of fixed assets	(18.7)	372.6	(55.9)	170.7	(22.2)	(2.7)
Interest expense	(1,192.2)	(1,074.2)	(933.7)	(959.2)	(823.7)	(99.5)
Exchange (loss)/gain, net	(426.5)	318.5	296.8	(175.4)	(164.4)	(19.9)
Other, net	119.9	86.3	38.4	43.3	34.7	4.2
Income/(loss) before taxation and minority interests	368.5	931.2	795.3	1,139.1	(511.6)	(61.8)
Taxation (expense)/credit	(128.0)	(338.9)	(320.5)	(398.2)	324.2	39.2
Minority interests	(158.1)	(90.5)	(134.6)	(165.1)	(170.9)	(20.7)
Net income/(loss)	82.4	501.8	340.2	575.8	(358.3)	(43.3)
Basic earnings/(loss) per share	0.02	0.15	0.10	0.17	(0.09)	(0.01)
Basic earnings/(loss) per ADS	1.22	7.44	5.04	8.53	(4.68)	(0.56)
Cash dividends declared per share	—	—	—	0.02	—	—
U.S. GAAP:
Net income/(loss)	370.3	354.4	430.7	474.0	(359.6)	(43.5)
Basic earnings/(loss) per share	0.11	0.11	0.13	0.14	(0.09)	(0.01)
Basic earnings/(loss) per ADS	5.49	5.25	6.38	7.02	(4.69)	(0.57)
Cash dividends declared per share	—	—	—	0.02	—	—

			December 31,
	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	US$
	(in million)
Balance Sheet Data:
IFRS:
Cash and cash equivalents	4,588.4	4,197.5	2,817.9	3,771.0	2,080.2	251.3
Other current assets	1,715.2	1,691.9	1,560.5	1,834.8	1,921.3	232.1
Fixed assets, net	24,211.2	23,282.1	22,352.2	26,920.8	28,535.9	3,447.7
Total assets	32,557.7	30,924.0	30,653.1	37,188.0	39,062.1	4,719.5
Notes payable, including current installments of long term notes payable	613.3	783.1	2,177.5	5,240.7	7,096.8	857.4
Current installments of obligations under capital leases	1,999.7	1,776.2	1,451.9	1,566.7	1,297.9	156.8
Notes payable, excluding current installments	4,424.2	3,788.7	3,627.6	5,835.4	4,521.7	546.3
Obligations under capital leases, excluding current installments	11,490.9	9,416.3	7,691.6	6,631.8	5,543.1	669.7
Shareholders’ equity	8,379.7	8,881.4	9,221.7	9,613.2	11,895.7	1,437.3
U.S. GAAP:
Shareholders’ equity	8,227.4	8,527.3	8,958.0	9,287.3	11,568.5	1,397.7

     Selected Operating Data

     The following selected operating data of the Group for the five years ended December 31, 2003 have been derived from consolidated financial statements prepared in accordance with IFRS and other data provided by the Group and have not been audited. In accordance with Order No. 88 of the Civil Aviation Administration of China (the “CAAC”), titled Measures for the Administration of China’s Civil Aviation Statistics, new statistical standards have been implemented with effect from January 1, 2001. The Group has not adjusted the operating data for the corresponding period in 1999 according to the new standards. The main differences between the two sets of standards are set forth below:

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

     Apart from the data set out in the table below for year 1999, the operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the new statistical standards. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

		Year ended December 31,
	1999	2000	2001	2002	2003
Capacity
ASK (million)
— Domestic	24,900	28,345	31,393	33,753	32,590
— Hong Kong regional	1,791	1,744	1,690	1,746	1,347
— International	5,155	5,742	6,981	8,746	6,930
Total	31,846	35,831	40,064	44,245	40,867
ATK (million)
— Domestic	2,865	3,322	3,622	3,924	3,772
— Hong Kong regional	214	198	185	193	150
— International	683	1,087	1,317	1,798	1,999
Total	3,762	4,607	5,124	5,915	5,921

		Year ended December 31,
	1999	2000	2001	2002	2003
Kilometers flown (thousand)	182,200	209,431	234,051	258,379	249,068
Hours flown (thousand)	287	326	365	405	385
Number of flights
— Domestic	126,120	—	—	—
— Hong Kong regional	13,460	—	—	—
— International	6,600	—	—	—
Total	146,180	—	—	—
Number of landing and take-offs
— Domestic	—	165,726	183,651	194,776	191,460
— Hong Kong regional	—	14,255	13,712	13,891	11,400
— International	—	8,861	10,698	13,990	11,330
Total	—	188,842	208,061	222,657	214,190
Traffic
RPK (million)
— Domestic	14,511	16,974	19,447	22,092	21,294
— Hong Kong regional	1,106	1,074	1,060	1,081	778
— International	3,068	3,605	4,550	5,767	4,315
Total	18,685	21,653	25,057	28,940	26,387
RTK (million)
— Domestic	1,518	1,941	2,217	2,532	2,424
— Hong Kong regional	106	107	105	108	78
— International	379	565	712	974	1,059
Total	2,003	2,613	3,034	3,614	3,561
Passengers carried (thousand)
— Domestic	12,769	14,450	16,499	18,535	18,259
— Hong Kong regional	1,434	1,444	1,409	1,369	1,019
— International	909	957	1,213	1,589	1,192
Total	15,112	16,851	19,121	21,493	20,470
Cargo and mail carried (tons)	390,750	353,000	398,000	470,000	464,000
Load Factors
Passenger load factor (RPK/ASK) (%)
— Domestic	58.3	59.9	61.9	65.5	65.3
— Hong Kong regional	61.8	61.6	62.7	61.9	57.8
— International	59.5	62.8	65.2	65.9	62.3
Total	58.7	60.4	62.5	65.4	64.6
Overall load factor (RTK/ATK) (%)
— Domestic	53.0	58.4	61.2	64.5	64.2
— Hong Kong regional	49.5	54.0	56.8	55.8	52.2
— International	55.5	52.0	54.1	54.2	53.0
Total	53.2	56.7	59.2	61.1	60.1
Breakeven load factor (%)	47.5	54.0	55.6	55.9	61.6
Yield
Yield per RPK (RMB)
— Domestic	0.65	0.62	0.62	0.55	0.57
— Hong Kong regional	1.00	1.06	1.06	0.98	0.96
— International	0.42	0.43	0.41	0.42	0.47
Total	0.63	0.61	0.60	0.54	0.57
Yield per cargo and mail ton kilometers (RMB)	1.63	2.13	1.76	1.73	1.62

		Year ended December 31,
	1999	2000	2001	2002	2003
Yield per RTK (RMB)
— Domestic	6.69	5.90	5.83	5.21	5.40
— Hong Kong regional	11.00	11.19	11.26	10.36	10.35
— International	3.96	3.63	3.31	3.25	2.90
Total	6.40	5.63	5.43	4.84	4.76
Fleet
— Boeing	81	89	91	102	108
— Airbus	20	20	20	20	24
Total aircraft in service at period end	101	109	111	122	132
Overall utilization rate (hours per day)	8.1	8.7	9.1	9.8	8.5
Financial
Operating cost per ASK (RMB)	0.36	0.39	0.39	0.36	0.42
Operating cost per ATK (RMB)	3.04	3.04	3.02	2.70	2.87

     Exchange Rate Information

     The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

		Average(1)
	Period
Period	End	(RMB per US$)	High	Low

Annual Exchange Rate
1999	8.2793	8.2793	8.2917	8.2669
2000	8.2781	8.2784	8.2799	8.2768
2001	8.2766	8.2766	8.2910	8.2642
2002	8.2773	8.2773	8.2897	8.2152
2003	8.2767	8.2772	8.2800	8.2769

     The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
December 2003	8.2772	8.2765
January 2004	8.2772	8.2767
February 2004	8.2773	8.2769
March 2004	8.2774	8.2767
April 2004	8.2772	8.2768
May 2004	8.2773	8.2768
June 2004 (up to June 25, 2004)	8.2768	8.2767

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

     Dividend Payments

     No interim dividend was paid during the year ended December 31, 2003. The Board of Directors of the Company (“Board of Directors”) does not recommend the payment of a final dividend in respect of the year ended December 31, 2003.

Capitalization and Indebtedness

     Not applicable.

Reasons for the Offer and Use of Proceeds

     Not applicable.

Risk Factors

     Risks relating to the Company

     Government ownership and control of the Company

     All Chinese airlines are wholly- or majority-owned either by the Chinese Government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese Government, holds and exercises the rights of ownership of all of the Domestic Shares or 50.3% of the equity of the Company. The interests of the Chinese Government in the Company and in other Chinese airlines may conflict with the interests of the holders of the ADSs, H Shares and A Shares. The public policy considerations of the Chinese Government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in the Company.

     High operating leverage and foreign exchange exposure

     The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a proportionately higher decrease in net income. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly for the US dollar and the Japanese Yen. The Company incurred a net exchange loss of RMB175 million and RMB164 million for 2002 and 2003, respectively, mainly as a result of yen fluctuations. A majority of these exchange losses were unrealized in nature.

     Potential conflicts of interest

     CSAHC will continue to be the controlling shareholder of the Company and CSAHC and certain of its affiliated companies will continue to provide certain important services to the Company, including the import and export of aircraft spare parts and other flight equipment, housing services and financial services. In addition, Mr. Yan Zhi Qing, the Chairman of the Board of Directors, also serves as the President of CSAHC. The interests of CSAHC may conflict with those of the Company. In addition, any disruption of the provision of services by CSAHC’s affiliated companies or a default by CSAHC of its obligations owed to the Company could affect the Company’s operations and financial condition. In particular, as part of its cash management system, the Company periodically places significant amount of demand deposits to Southern Airlines Group Finance Company Limited (“SA Finance”), a PRC authorized financial institution controlled by CSAHC and an affiliated company of the Company. As a result, the Company’s deposits with SA Finance are subject to the risks associated with the business of SA Finance over which the Company does not exercise control. As of December 31, 2002 and 2003, the Group had short-term deposits of RMB901 million and RMB366 million, respectively, with SA Finance.

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

     Risks relating to certain real property

     Although systems for registration and transfer of land use rights and related real property interests in China have been implemented, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters buildings and related aircraft maintenance and other facilities are located and the buildings that the Company uses at its route base in Wuhan, Haikou and Zhengzhou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. Lack of adequate documentation for land use rights and ownership of buildings subjects the Company to challenges and claims by third parties with respect to the Company’s use of such land and buildings.

     The Company has been occupying all of the land and buildings described above without challenge. CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land in Guangzhou and certain related buildings and facilities. However, such assurance does not constitute formal evidence of CSAHC’s right to occupy such lands, buildings and facilities, or the right to transfer, mortgage or lease such real property interests. The Company cannot predict the magnitude of the adverse effect on its operations if its use of any one or more of these parcels of land or buildings were successfully challenged. CSAHC has agreed to indemnify the Company and Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), the Company’s jointly controlled entity, against any loss or damage caused by any challenge of, or interference with, the use by the Company and GAMECO of any of their respective land and buildings.

     Risks associated with Hong Kong regional routes

     The Company’s Hong Kong regional routes benefit from traffic originating in Taiwan. The Company’s Hong Kong regional routes may be materially adversely affected if direct flights between Taiwan and Mainland China were permitted in the future. In such event, Xiamen Airlines Company Limited (“Xiamen Airlines”), the Company’s subsidiary, may apply for route rights for direct flights between Taiwan and mainland China, due partly to the proximity to Taiwan of Fujian province, where Xiamen Airlines is based. However, there can be no assurance that sufficient routes and flights between destinations in Taiwan and mainland China could be obtained by Xiamen Airlines, if at all, or as to the yields on these routes and flights.

     Risks Relating to the Chinese Commercial Aviation Industry

     Government regulation

     The Company’s ability to implement its business strategy will continue to be affected by regulations and policies issued or implemented by the CAAC, which encompasses substantially all aspects of the Chinese commercial aviation industry, including the approval of domestic, Hong Kong regional and international route allocation, air fares, aircraft acquisition, jet fuel prices and standards for aircraft maintenance, airport operations and air traffic control. Such regulations and policies limit the flexibility of the Company to respond to market conditions, competition or changes in the Company’s cost structure. The implementation of specific CAAC policies could from time to time adversely affect the Company’s operations. The CAAC has confirmed in writing that the Company will be treated equally with other Chinese airlines with respect to certain matters regulated by the CAAC. Nevertheless, there can be no assurance that the CAAC will, in all circumstances, apply its regulations and policies in a manner that results in equal treatment of all airlines that are similarly situated.

     Jet fuel supply and costs

     The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel costs for 2003 accounted for 22.7% of its operating expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai and Sanya airports) must be purchased from the exclusive providers, China Aviation Oil Supplies Company (the “CAOSC”) and Bluesky Oil Supplies Company, companies controlled and supervised by the CAAC. Chinese airlines may also purchase their jet fuel requirements at the Shenzhen, Zhuhai and Sanya airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the State Planning Commission based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines. Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. Since then, however, domestic jet fuel price from CAOSC has always been higher than international jet fuel prices, sometimes creating tension in fuel supply. In addition, jet fuel shortages have occurred in China and, on limited occasions before 1993, required the Company to delay or cancel flights. Although such shortages have not materially affected the Company’s results of operations since 1993, there can be no assurance that such shortage will not occur in the future. If such shortage occurs in the future and the Company is forced to delay or cancel flights due to fuel shortage, its operational reputation among passengers and results of operations may suffer.

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

     Limitation on foreign ownership

     Chinese Government policies limit foreign ownership in Chinese airlines. Under these policies, the percentage ownership of the Company’s total outstanding ordinary shares held by investors in Hong Kong and any country outside China (“Foreign Investors”) may not in the aggregate exceed 49%. Currently, 26.8% of the total outstanding ordinary shares of the Company is held by Foreign Investors. As a result of this limitation on foreign ownership, the Company will have no meaningful access to the international equity capital markets unless the restriction on foreign ownership is lifted.

     Consolidation and Restructuring

     In 2000, the CAAC announced a restructuring plan with respect to the PRC aviation industry. Pursuant to such restructuring plan, domestic airlines are directed to consolidate, on a voluntary basis, into three major airline groups in China: CSAHC, China National Aviation Holding Company and China Eastern Air Holding Group. The Company announced that it will also participate in such consolidation and restructuring pursuant to the CAAC directives. The Company has taken steps towards the purchase of the airline business of China Northern Airlines Company and Xinjiang Airlines Company, two wholly owned subsidiaries of CSAHC. These proposed acquisitions pursuant to the CAAC restructuring plan may involve uncertainties and risks over a long period of time, including the following:

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

     The value of Renminbi is subject to changes in Chinese Government policies and depends to a large extent on China’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rates for the conversion of Renminbi to US dollars have been stable. There can be no assurance, however, that such rates will not be volatile or that there will be no further devaluation of the Renminbi against the foreign currencies in which the Company’s obligations are denominated, principally the US dollar and the Japanese Yen. Based on the Company’s foreign currency denominated obligations as of December 31, 2003, a 1% change in the exchange rate between the Renminbi and the US dollar, or between the Renminbi and Japanese Yen, would have resulted in an unrealized gain or loss of RMB152 million (US$18 million). As the Company is not able to hedge effectively against the devaluation of the Renminbi other than by retaining its foreign exchange-denominated earnings and receipts to the extent permitted by applicable law, any future devaluation in the Renminbi could adversely affect the Company’s results of operations and financial condition. The Company’s results of operations and financial condition may also be affected by changes in the value of currencies other than the Renminbi in which the Company’s earnings and obligations are denominated.

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

ITEM 4.         INFORMATION ON THE COMPANY.

History and Development of the Company

     The Company is a joint stock company incorporated in China on March 25, 1995, and is 50.3% owned by CSAHC. The registered address of the Company is Guangzhou Economic & Technology Development Zone, People’s Republic of China (telephone no: (86)20-8612-4738, website: www.cs-air.com).

     During 2001, the Company established a new 50%: 50% joint venture, namely MTU Maintenance Zhuhai Co. Ltd, with MTU Maintenance Gmbh, a subsidiary of Daimler-Benz Aerospace Group, to provide repair and maintenance services to aircraft engines. The registered capital is US$63.1 million.

     During 2002, the Company entered into an Interest Transfer and Capital Injection Agreement with China State Post Bureau, Shanghai Municipal Post Office, Post Office of the Inner Mongolian Autonomous Region and China Philately Corporation, pursuant to which the Company injected RMB150 million (equivalent to approximately US$18.12 million) in cash to acquire 49% interest in China Postal Airlines, Ltd. The China State Post Bureau holds the remaining 51%. In addition, the Company paid RMB136.5 million (equivalent to approximately US$16.5 million) to acquire 39% interest in Sichuan Airlines Corporation Limited to further expand its market shares in South-western China. The Group also jointly established a new 51%: 49% joint venture, namely Zhuhai Xiang Yi Aviation Technology Company Limited, the first sino-foreign joint venture company engaging in aviation training services in the PRC, with CAE. The registered capital is US$29.8 million.

     On March 13, 2003, the Company obtained an approval certificate from the Ministry of Commerce to change to a permanent limited company with foreign investments and obtained the business license on October 17, 2003 issued by the State Administration of Industry and Commerce of the People’s Republic of China.

     Pursuant to an extraordinary general meeting of shareholders held on May 21, 2002, a resolution was passed authorizing the Company to issue not more than 1,000,000,000 A shares of par value of RMB1.00 each. The Company issued and listed its 1,000,000,000 A shares with a par value of RMB1.00 each on the Shanghai Stock Exchange in July 2003.

     On October 17, 2003, the Company’s registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document “Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043”, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective October 1, 2003. As a result, the Company’s income tax rate has been changed to 15% from 33% beginning from that date.

     The Group had RMB1,492 million, RMB6,351 million and RMB4,707 capital expenditures in 2001, 2002 and 2003 respectively. Of such capital expenditures in 2003, RMB2,818 million were financed by bank borrowings while the remaining RMB1,889 million were financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and building for operations.

     The Chinese Government has approved a new Guangzhou airport project, which commenced construction in 2000, with completion targeted in August 2004. Upon completion, the new airport will replace the Baiyun International Airport as the main hub of the Group’s route network. With the approval of the Chinese Government, the Group began construction of its facilities at the new Guangzhou airport in 2000. The Group’s total investment will be RMB3,540 million, of which RMB2,620 million will be financed by bank loans. Several major banks in the PRC have committed to finance the project. The balance of RMB920 million will be financed by internal resources. As of December 31, 2003, the Group invested a total of RMB1,445.8 million for this new airport project. The Group believes that the completion of the new airport will substantially enhance the Group’s operations in the Southern China region.

Business Overview

     General

     The Group provides commercial airline services throughout China, Hong Kong and Macau regions, Southeast Asia and other parts of the world. The Group is one of the three largest Chinese airlines and, as of year end 2003, ranked first in terms of passengers carried, number of scheduled flights per week, number of hours flown and size of route network and aircraft fleet. During the three years ended December 31, 2003, the Group’s RPKs increased at a compound annual rate of 2.6%, from 25,057 million in 2001 to 26,387 million in 2003, while its capacity, measured in terms of ASKs, increased at a compound annual rate of 1.0%, from 40,064 million in 2001 to 40,867 million in 2003. In 2003, the Group carried 20.47 million passengers and had passenger revenue of RMB15,010 million (US$1,814 million). Net loss for 2003 was RMB358 million (US$43 million).

     The Group conducts a portion of its airline operations through its airline subsidiaries namely Xiamen Airlines, Southern Airlines Group Shantou Airlines Company Limited (“Shantou Airlines”), Guangxi Airlines Company Limited (“Guangxi Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”) and Guizhou Airlines Company Limited (“Guizhou Airlines”) (collectively, the “Airline Subsidiaries”). In 2003, the Airline Subsidiaries carried 7.62 million passengers and had operating revenue of RMB5,368 million (US$608 million) and accounted for 37.2% and 30.7% of the Group’s passengers carried and operating revenue, respectively.

     The Group also provides air cargo and mail services. The cargo and mail revenue of the Group increased by 9.5% to RMB1,955 million (US$236 million) in 2003 as compared with 2002. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.

     The Group operates the most extensive route network among Chinese airlines with a total of 334 routes as of December 31, 2003, including 274 domestic routes, 18 Hong Kong regional routes (which include Hong Kong routes and Macau routes), and 42 international routes. In 2003, the Group operated an average of 4,118 landing and take-offs per week serving 94 destinations, including major cities in China, such as Beijing, Shanghai, Tianjin, Guangzhou, Shenzhen, Wuhan, Changsha, Zhengzhou, Xiamen, Xian and Chengdu. Most of the cities served by the Group are located in commercial centers or rapidly developing economic regions in China.

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

     In addition to its main route base in Guangzhou, the Group also maintains twelve regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Zhuhai, Xiamen, Fuzhou, Haikou, Guilin, Beihai, Shantou and Guiyang. All of these regional route bases are located in provincial capitals or major commercial centers in China.

     The Group’s operations primarily focus on the domestic market. In addition, the Group also operates Hong Kong regional and international flights. As of year end of 2003, the Group had 18 Hong Kong regional routes and 42 international routes. The Group’s Hong Kong regional operations include flights between destinations in China and Hong Kong and Macau. The Group’s international operations include scheduled services to Tokyo, Osaka, Amsterdam, Sharjah, Los Angeles, Fukuoka, Seoul, Sydney and ten Southeast Asian destinations. The Group operates the most extensive Southeast Asian route network among Chinese airlines.

     As of year end 2003, the Group operated a fleet of 132 aircraft, consisting primarily of Boeing 737-300, 737-500, 737-700, 737-800, 747-400, 757-200 and 777-200 aircraft, and Airbus 319-100 and 320-200 aircraft. Significant portions of these aircraft are held under capital and operating leases. The average age of the Group’s aircraft was 7.82 years at year end 2003.

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

     In July 1997, the Company completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB 1.00 per share, and listing of the H Shares on the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and American Depositary Shares (“ADSs”, each ADS representing 50 H Shares) on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of the issued and outstanding shares of capital stock of the Company, consisting of 2,200,000,000 Domestic Shares, par value RMB 1.00 per share, were owned by CSAHC, which owns and exercises, on behalf of the Chinese Government and under the supervision of the CAAC, the rights of ownership of the Domestic Shares held by CSAHC. After giving effect to the private placement and the initial public offering, CSAHC continues to own the 2,200,000,000 Domestic Shares, representing approximately 65.2% of the total share capital of the Company, and will be entitled to elect all the directors of the Company and to control the management and policies of the Group. Domestic Shares and H Shares are both ordinary shares of the Company.

     Pursuant to an extraordinary general meeting of shareholders held on May 21, 2002, a resolution was passed authorizing the Company to issue not more than 1,000,000,000 A shares of par value of RMB1.00 each. The Company issued and listed its 1,000,000,000 A shares with a par value of RMB1.00 each on the Shanghai Stock Exchange in July 2003. Subsequent to A share issue, the shareholding of CSAHC on the Company was reduced to 50.3% from 65.2%.

     Traffic

     The following table sets forth certain statistical information with respect to the Group’s passenger and cargo and mail traffic for the years indicated.

			Cargo and Mail Carried		Total Traffic
Passengers Carried			(tons)		(ton kilometers)

		Increase		Increase		Increase
		(decrease)		(decrease)		(decrease)
		over		over		over
Year	Total	previous year	Total	previous year	Total	previous year

	(in million)	(%)	(in thousand)	(%)	(in million)	(%)
1999	15.11	0.4	390.8	12.3	2,003.0	4.6
2000	16.85	11.5	353.0	(9.7)	2,613.0	30.5
2001	19.12	13.5	398.0	12.7	3,034.0	16.1
2002	21.49	12.4	470.0	18.1	3,614.0	19.1
2003	20.47	(4.7)	464.0	(1.3)	3,561.0	(1.5)

     Route Network

     Overview

     The Group operates the most extensive route network among Chinese airlines. As of year end 2003, the Group operated 334 routes consisting of 274 domestic routes, 18 Hong Kong regional routes and 42 international routes. At such date, the Group’s route network served 71 destinations within China and 23 destinations outside of China.

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

     In order to expand the Group’s international route network, the Group has entered into code-sharing agreements with several international airlines such as Delta Airlines, Asiana Airlines, Japan Air System, Vietnam Airlines, Royal Dutch Airlines and Garuda Indonesian, etc. Under the code sharing agreements, the airlines are permitted to sell tickets on certain international routes for the Group to passengers using their codes. Similarly, the Group is permitted to sell tickets for these airlines using its “CZ” code. The code sharing agreements help increase the number of the Group’s international sales outlets.

     Route Bases

     The Group’s main route base is in Guangzhou. The Group maintains twelve regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Zhuhai, Xiamen, Fuzhou, Haikou, Guilin, Beihai, Shantou and Guiyang. All of these regional route bases are located in provincial capitals or major commercial centers in China. The Group’s network of route bases provides the Group with routes covering all of China, except for Inner Mongolia, Tibet and Ningxia.

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

     The Chinese Government has approved a new Guangzhou airport project, which commenced construction in 2000, with completion targeted in August 2004. Upon completion, the new airport will replace the Baiyun International Airport as the main hub of the Group’s route network. With the approval of the Chinese Government, the Group began construction of its facilities at the new Guangzhou airport in 2000. The Group’s total investment will be RMB3,540 million, of which RMB2,620 million will be financed by bank loans. Several major banks in the PRC have committed to finance the project. The balance of RMB920 million will be financed by internal resources. As of December 31, 2003, the Group invested a total of RMB1,445.8 million for this new airport project. The Group believes that the completion of the new airport will substantially enhance the Group’s operations in the Southern China region.

     Domestic Routes

     The Group’s domestic route network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Jiangsu, Zhejiang, Henan and Anhui, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2003, the Group’s most profitable domestic routes were the routes between Guangzhou and Beijing, Guangzhou and Shanghai, Shenzhen and Shanghai, Beijing and Guangzhou, Shenzhen and Beijing, Shanghai and Guangzhou, Beijing and Shenzhen, Guangzhou and Zhengzhou, Zhengzhou and Guangzhou and between Guangzhou, Dalian and Harbin.

     Hong Kong Regional Routes

     The Group offers scheduled service between Hong Kong and Guangzhou, Kunming, Xiamen, Shantou, Beijing, Guilin, Meixian, Haikou, Wuhan, Zhengzhou, Nanning, Changsha and Sanya; between Macau and Fuzhou, Hangzhou and Xiamen. The Group’s Hong Kong regional routes also include routes between Hong Kong or Macau and other destinations in China, including Zhang Jia Jie and Wu Yi Shan, which the Group operates on a “charter” flight basis, as explained below. The Group believes that the routes on which it operates these “charter” flights are among its highest yielding routes, primarily because the Group faces limited competition on such routes and is consequently less subject to downward pricing pressures. In 2003, the most profitable Hong Kong regional routes were those between Guangzhou and Hong Kong, Hong Kong and Guangzhou, Hong Kong and Wuhan, Wuhan and Hong Kong, Kunming and Hong Kong, Hong Kong and Xiamen, Hong Kong and Zhengzhou, Hong Kong and Kunming, Zhengzhou and Hong Kong, Hong Kong and Changsha.

     The Group’s “charter” flights are essentially regularly scheduled flights, but in theory permission to operate these “charter” flights is subject to monthly review by the CAAC and the Civil Aviation Department of the Hong Kong SAR. The CAAC has informally indicated that it primarily considers market demand and airline capability in granting permission for such flights. The Group has been able to maintain all of its Hong Kong regional routes on which it operates on a “charter” flight basis and believes that demand on such routes will continue. In 2003, the Group operated a total of 11,395 flights on its Hong Kong regional routes, accounting for approximately 29.8% of all passengers carried by Chinese airlines on routes between Hong Kong or Macau and destinations in China.

     International Routes

     The Group is the principal Chinese airline connecting the rapidly developing Pearl River Delta region of China to Southeast Asia, with 24 routes serving ten Southeast Asian destinations, including Singapore and major cities in Indonesia, Thailand, Malaysia, Philippines, Vietnam and Laos. In 2003, the Group’s most profitable Southeast Asian routes were those between Manila, Xiamen and Beijing; Beijing, Xiamen and Manila; Guangzhou and Singapore, and Guangzhou and Bankok. The Group believes that, among Chinese airlines, it is well-positioned to benefit from the business opportunities arising out of increased air traffic and the growing economic relationships between China and Southeast Asian countries.

     In addition to the 24 routes serving ten Southeast Asian destinations, the Group also operates 18 other international routes providing scheduled service to Amsterdam, Sharjah, Osaka, Tokyo, Fukuoka, Seoul, Los Angeles, Sydney and Melbourne.

     Aircraft Fleet

     The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient older aircraft. As of year end 2003, the Group operated a fleet of 132 aircraft with an average age of 7.82 years. All aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Most of the aircraft operated by the Group are leased pursuant to various types of leasing arrangements.

     The following table sets forth certain information regarding the Group’s fleet of 132 aircraft as of December 31, 2003.

			Average
	Number of	Average Age	Passenger
Model	Aircraft	(years)	Capacity

Boeing 777-200	4	7.51	380
Boeing 777-21B	5	6.27	292
Boeing 757-200	25	11.48	200
Boeing 747F	2	1.42	n/a
Boeing 737-800	12	0.78	167
Boeing 737-700	10	3.39	138
Boeing 737-500	18	11.10	132
Boeing 737-300	32	10.16	145
Airbus 319-100	4	0.42	128
Airbus 320-200	20	5.64	158

	132

     During 2003, the Group continued to expand and modernize its aircraft fleet. In 2003, the Group’s major aircraft transactions included:

(i)	The acquisition of seven Boeing 737-800 aircraft financed by a combination of internal funds and long term bank loans;

(ii)	The addition of four Airbus 319-100 aircraft and three Boeing 737-700 aircraft under operating leases;

(iii)	The early retirement of two Boeing 737-200 aircraft;

(iv)	The expiry of two Boeing 747 cargo freighters under short-term wet leases; and

(v)	The extension of four Boeing 737-300 under operating leases for another 2 to 5 years.

     In addition, on April 8, 2004, the Company entered into an agreement with Airbus SNC for the acquisition of fifteen Airbus 320-200 aircraft and six Airbus 319-100 aircraft, scheduled for deliveries in 2005 and 2006.

     Aircraft Financing Arrangements

     Overview

     A significant portion of the Group’s aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to nine years. As of December 31, 2003, 29 of the Group’s 132 aircraft were operated under capital leases, 54 were operated under operating leases, 27 were financed by long-term mortgage loans, while the remaining were acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made pursuant to operating leases or financed by long-term mortgaged loans. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

     The following table sets forth, as of December 31, 2003, the number of Boeing and Airbus aircraft operated by the Group pursuant to capital and operating leases and the remaining terms, expressed in years, of such leases.

			Average
	Capital	Operating	Remaining
Model	Lease	Lease	Lease Term

Boeing 777-200 and 777-21B	5	3	7.66
Boeing 757-200	1	10	4.78
Boeing 737-700	—	4	6.13
Boeing 737-500	—	18	2.28
Boeing 737-300	5	13	3.24
Airbus 320-200	18	2	4.60
Airbus 319-100	—	4	9.57

	29	54

     Capital Leases

     As of December 31, 2003, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB7,961 million (US$962 million). As of year end 2003, a majority of the Group’s capital leases had original terms ranging from ten to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to six years. The Group’s capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

     Operating Leases

     As of December 31, 2003, the Group’s aggregate future minimum lease payments required under its operating leases were RMB8,120 million (US$981 million). As of year end 2003, the Group’s operating leases had original terms generally ranging from eight to ten years from the date of delivery of the relevant aircraft, and the remaining terms of these leases generally ranged from one to nine years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

     Pursuant to capital or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Taxation Bureau, lease arrangements executed prior to September 1, 1999 are exempt from PRC withholding tax. The PRC withholding tax payable in respect of the operating leases executed after September 1, 1999 of RMB12 million, RMB14 million and RMB8 million during 2001, 2002 and 2003 respectively, have been included as part of the operating lease charges.

     Aircraft Flight Equipment

     The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. As of year end 2003, the Group had 34 spare jet engines for its fleet. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft.

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

     Aircraft Maintenance

     A major part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by GAMECO, a joint venture established by the Company and Hutchison Whampoa (“Hutchison”), consistent with the Group’s strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft before, after and between flights (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China having been certified as a repair station by both the CAAC and the FAA. In March 1998, GAMECO received an approval certificate from the United Kingdom Civil Aviation Authority for the repair and maintenance of aircraft and aircraft engines.

     The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capabilities include overhaul of more than 90% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. GAMECO also provides line maintenance services to 12 other Chinese airlines and 11 international airlines. GAMECO provides heavy maintenance services to 11 other Chinese airlines and seven international airlines.

     Under the Aircraft Maintenance and Engineering Agreement entered into between GAMECO and the Company (the “Aircraft Maintenance Agreement”), GAMECO charges the Group for expendables on a cost plus basis, and for labor based on a formula that takes into account projected flight hours, costs and other relevant factors. Fees under the Aircraft Maintenance Agreement are payable 50% in Renminbi and 50% in U.S. dollars. Each year, the Company and GAMECO determine the components of the pricing formula. For the year ended December 31, 2003, GAMECO’s revenue (excluding Value Added Tax) totaled RMB569 million, approximately 88.2% of which was derived from services provided to the Group.

     Overhauls of jet engines are performed by overseas qualified service providers in Germany, Malaysia, Canada and England. Starting from 2003, MTU Maintenance Zhuhai Co., Ltd., (“MTU Zhuhai”) a jointly controlled entity of the Company and MTU Aero Engines Gmbh., also performed overhauls of certain jet engines for the Group. For the year ended December 31, 2003, a total of eleven jet engines were major overhauled by MTU Zhuhai with total repair costs of RMB106 million.

     Safety

     The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. There was no serious incidents involving casualty or flight damage throughout the three years ended December 31, 2003. For minor “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below the standard prescribed by the CAAC. For example, the Company’s “flight incident” ratio was 0.19, 0.42 and 0.13 in 2001, 2002 and 2003, respectively. In comparison, CAAC’s published maximum acceptable flight incident ratio was 1.6 in 2001 and 1.5 in 2002 and 1.3 in 2003. This ratio is defined as the occurrence of one incident for every 10,000 hours of flight time.

     Jet Fuel

     Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs for 2003 accounted for 22.7% of the Group’s operating expenses. Like all Chinese airlines, the Group is generally required by the Chinese Government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Zhuhai and Sanya airports which are supplied by Sino-foreign joint ventures in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

     Jet fuel obtained from CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by CAOSC from time to time with the approval of the CAAC and the pricing department of the National Development and Reform Commission (“NDRC”) based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines. Jet fuel costs in China are influenced by costs at State-owned oil refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for jet fuel in certain regions of China.

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

     CAOSC’s maximum fuel price in 2003 was RMB3,500 per ton. The average price paid by the Group in 2003 was RMB3,074 per ton, which represents a 13.2% increase from that of 2002.

     To address the problem of high jet fuel prices since 2000, CAAC has announced a policy permitting airlines to impose a fuel surcharge on passengers carried by their domestic and Hong Kong regional flights for the purpose of offsetting the effect of rising jet fuel prices. Such surcharges have been imposed by the Group since November 1, 2000 at the prescribed rates set by the CAAC.

     In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese Government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 10.0% of the Group’s total jet fuel consumption in 2003.

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

     In the Group’s pilot training program, trainees have two years of theoretical training at the BAAU. After successful completion of academic and physical examinations, students receive flight training for a period of approximately 20 months at China Southern West Australian Flying College Pty Ltd. (the “Australian Pilot College”), a company that is 65% owned by the Company and 35% owned by CSAHC. Each student at the Australian Pilot College is required to fly at least 230 hours before being awarded a flight certificate. Graduates of the BAAU and the Australian Pilot College are hired by the Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for the Group’s trainee pilots is approximately five years. About 110 trainee pilots graduated from the Australian Pilot College each year.

     Prior to January 2003, as part of the pilot training program, the Group also operated a flight simulator training center in Zhuhai, Guangdong Province (the “Zhuhai Training Center”), which was equipped with simulators for all models of aircraft currently operated by the Group. Trainee pilots received their initial training in the operation of a specific aircraft at the Zhuhai Training Center, which also provided training to pilots from other Chinese airlines. Such flight simulation training has been shifted to Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi), a jointly controlled entity between the Company and CAE International Holdings Limited, since January 2003. Zhuhai Xiang Yi currently leases the flight simulation facilities of Zhuhai Training Center from the Group and provides flight simulation training services to the Group.

     The Group’s pilots are required to be licensed by the CAAC, which requires an annual recertification examination. The Group’s pilots attend courses in simulator training twice annually and in simulator emergency procedures annually. The Group also conducts regular advanced training courses for captains and captain candidates. Pilots advance in rank based on number of hours flown, types of aircraft flown and their performance history.

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

     Ground services at the airports in Shenzhen, Changsha, Wuhan, Zhengzhou, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Shantou, Guiyang and Beihai are primarily operated directly by the Group. Ground services at other airports in China are provided to the Group by local airport authorities or local airlines pursuant to various service agreements. Ground services and other services at airports outside China are provided to the Group by foreign services providers pursuant to various service agreements with such parties. All such agreements of the Group are short-term and otherwise on terms that are customary in the industry.

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

     Cargo and Mail

     The Group also provides air cargo and mail services. Previously, a significant portion of these services is combined with passenger flights services. Currently, the Group has two Boeing 747-400 freighters servicing three international cargo routes, Shenzhen to Chicago and Belgium and Shanghai to Amsterdam. Route Shanghai to Amsterdam was newly opened in October 2003. In October 2003, the Group took delivery of its first Boeing 737-300 QC (Quick Change) cargo aircraft. The QC aircraft is designed to provide maximum utilization of aircraft by allowing passenger use during the day and cargo operations at night.

     Currently, the Group conducts its cargo business primarily through its cargo division in Shenzhen. To further tap into the growing cargo market, the Group has commenced the construction of a cargo centre in the Guangzhou new airport in 2003, at a cost of Rmb190 million.

     Sales, Reservations and Marketing

     Passenger Ticket Sales and Reservations

     The Group’s ticket sales and reservations are conducted by or through independent sales agents and the Group’s own network of exclusive sales offices as well as the CAAC’s sales offices and CSAHC’s affiliates. The Group has sales offices in Guangzhou and its other route bases. In addition, the Group maintains regional sales offices in other cities in China, including Beijing and Shanghai. The Group maintains international sales offices in Bangkok, Manila, Hanoi, Ho Chi Minh City, Singapore, Kuala Lumpur, Penang, Jakarta and Phnom Penh in Southeast Asia, as well as in Osaka, Fukuoka, Tokyo, Seoul, Amsterdam, Los Angeles, Sydney, Melbourne and Sharjah.

     In Hong Kong, ticket sales and reservations services are provided to the Group by China National Aviation Corporation and Nanlung Travel Agency Limited (a subsidiary of CSAHC) for a commission of 3% – 9% of the ticket price. The Group also has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2003, approximately 30% of all ticket sales for the Group’s scheduled flights were made by the Group’s and CAAC’s network of sales offices and CSAHC’s affiliates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents, substantially all of whom operate in cities throughout China, with the remainder operating principally in Hong Kong and other Southeast Asian destinations served by the Group. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents in China a commission of 3% of the ticket price, and pays independent sales agents outside China a commission ranging from 5% to 9% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2003, independent sales agents accounted for approximately 70% of the Group’s ticket sales for its scheduled flights.

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

     Cargo

     The Group’s cargo and mail services are promoted through its own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, the Group employs a number of cargo agents in the Pearl River delta region. The Group generally pays such agents a commission of 4% and 5% of the relevant cargo freight rate for domestic and international services, respectively.

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

     To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club”, and the “Egret Mileage Plus”. By the end of 2003, the Group had approximately 3,041,200 members under these programs.

     Regulation

     The Chinese commercial aviation industry is subject to a high degree of regulation and oversight by the CAAC. Regulations and policies issued or implemented by the CAAC encompass substantially all aspects of airline operations, including the approval of domestic, Hong Kong regional and international route allocation, published airfares, aircraft acquisition, jet fuel prices and standards for aircraft maintenance, airport operations and air traffic control. The Civil Aviation Law, which became effective in March 1996, provides a framework for regulation of many of these aspects of commercial aviation activities. Although China’s airlines operate under the supervision and regulation of the CAAC, they are accorded an increasingly significant degree of operational autonomy, including with respect to the application for domestic, Hong Kong regional and international routes, the allocation of aircraft among routes, the purchase of flight equipment, the pricing of air fares within a certain range, the training and supervision of personnel and their day-to-day operations.

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

     Air Fare Pricing Policy

     Published air fares of Chinese airlines for domestic routes are established by the CAAC and the pricing department of the NDRC. The CAAC determines and adjusts from time to time the published fare for each domestic route based on several factors, including average airline operating costs, market conditions, national transportation requirements and the ability of consumers to pay increased fares. Airlines may offer discounts within a range specified by the CAAC under certain circumstances.

     Published air fares of Chinese airlines for the Hong Kong regional routes are determined by the CAAC and the relevant civil aviation authorities in Hong Kong or Macau, subject to consultation between the relevant Chinese airlines and Hong Kong or Macau airlines. Airlines may offer discounts on flights on their Hong Kong regional routes.

     Published air fares of Chinese airlines for international routes are determined through consultation between the relevant Chinese airlines and foreign airlines in accordance with the civil aviation agreements between the Chinese Government and the relevant foreign government, taking into account the international air fare standards established through the International Air Transport Association. All air fares for international routes must be approved by the CAAC. Discounting of published international air fares is permitted.

     Acquisition of Aircraft and Flight Equipment

     The CAAC requires all Chinese airlines to acquire their aircraft through China Aviation Supplies Import and Export Corporation (“CASC”), an entity controlled by the CAAC. If a Chinese airline plans to acquire an aircraft, the airline must first seek approval from the CAAC and NDRC. The airline must, as a condition of approval, provide specific acquisition plans, which are subject to modification by the CAAC and NDRC. If the CAAC and NDRC approve an aircraft acquisition, the airline negotiates the terms of the acquisition with the manufacturer together with CASC because CASC possesses the license required to import or export aircraft, and CASC receives a commission in respect thereof. Most Chinese airlines are also required to acquire their aircraft engines, spare parts and other flight equipment through CASC. The Company and a few other Chinese airlines are permitted to import jet engines and other flight equipment for their own use without the participation of CASC. In the case of the Company, SAIETC acts as its importer agent and is paid an agency fee for its services.

     Jet Fuel Supply and Pricing

     CAOSC and Bluesky Oil Supplies Company, companies controlled and supervised by the CAAC, are the only jet fuel supply companies in China, with the exception of the joint venture jet fuel supply companies that supply the Shenzhen, Zhuhai and Sanya airports, in each of which CAOSC is a partner. Airlines are generally not permitted to buy jet fuel from other suppliers in their domestic operations, since the direct import of jet fuel for domestic purposes is prohibited. As a result, all Chinese airlines purchase their domestic jet fuel supply requirements (other than in respect of their Shenzhen, Zhuhai or Sanya operations) from the seven regional branches of CAOSC. Jet fuel obtained from such regional branches is purchased at uniform prices throughout China that are determined and adjusted by CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors.

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

     Chinese Airport Policy

     The CAAC supervises and regulates all civilian airports in China. The local government of the PRC manages the administration of most civilian airports in China, including Baiyun International Airport as of 2004, with limited exceptions. Airports in China are also subject to regulation and ongoing review by the CAAC, which determines take-off and landing charges, as well as charges for the use of airports and airport services.

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

     In the Chinese aviation industry, the three dominant airlines are the Group, Air China and China Eastern Airlines (“China Eastern”). In 2003, these three airlines together controlled approximately 56% of the commercial aviation market in China as measured by passengers carried.

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

     Relative to other Chinese airlines, however, the Group believes that it possesses certain competitive advantages. The Group has the most extensive route network and the largest number of regional route bases among Chinese airlines, which the Group believes places it in a favorable position in the route allocation process. The Group also has the largest aircraft fleet of any Chinese airline, which, together with the Group’s planned aircraft acquisitions, will permit the Group to expand its operations and to improve the deployment of the aircraft in its fleet. The Group also believes that its dominant presence in the populous and economically developed southern and central regions of China provides it with a competitive advantage in attracting new customers and that its fully integrated flight training, aircraft and engine maintenance, and air catering operations enable it to achieve and maintain high quality service to its customers.

     The following table sets forth the Group’s market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated.

	Passengers		Cargo and Mail		Total Traffic
	Carried		Carried (tons)		(ton kilometers)
	Industry	Group's	Industry	Group's	Industry	Group's
Year	Total	Share	Total	Share	Total	Share
	(in million)	(% of total)	(in thousand)	(% of total)	(in billion)	(% of total)
1997	56.3	27.1	1,247	25.0	8.7	20.7
1998	57.5	26.2	1,401	24.9	9.3	20.4
1999	60.9	24.8	1,704	22.9	10.6	18.9
2000	67.2	24.9	1,967	22.5	12.3	20.0
2001	75.2	25.4	1,709	23.3	14.1	21.5
2002	85.9	25.0	2,021	23.3	16.5	21.9
2003	87.6	23.4	2,190	21.2	17.1	20.8

     Domestic Routes

     The Group competes against its domestic competitors primarily on the basis of flight schedule, route network, quality of service, safety, type and age of aircraft and, to a lesser extent and until recently, price. The Group competes against nine other Chinese airlines in its various domestic route markets. Of these competitors, the largest are two airlines owned or controlled by the Chinese Government, and the remaining six airlines are operated by or under the control of various Chinese provincial or municipal governments.

     The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China, based on passenger volume, in 2003.

	Passengers	Cargo and	Departing
Airport	Carried (% of total)	Mail Carried (% of total)	Flights (% of total)
Beijing	12.1	11.0	10.8
Shanghai Hongqiao	15.4	8.3	15.9
Guangzhou	51.0	40.7	50.3
Shenzhen	27.9	28.0	24.9
Kunming	15.0	12.3	14.2
Chengdu	11.0	14.5	10.0
Haikou	25.3	33.6	19.5
Xian	8.6	11.3	6.2
Shanghai Pudong	7.8	7.0	7.9
Hangzhou	26.5	20.7	27.2

     The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at seven busiest airports in southern and central China (excluding Guangzhou, Shenzhen and Haikou, which are included in the table above), based on passenger volume, in 2003.

	Passengers	Cargo and	Departing
Airport	Carried (% of total)	Mail Carried (% of total)	Flights (% of total)
Wuhan Tianhe	43.6	45.1	38.1
Changsha	40.4	42.5	35.7
Zhengzhou	68.1	67.1	54.1

	Passengers	Cargo and	Departing
Airport	Carried (% of total)	Mail Carried (% of total)	Flights (% of total)
Guiyang	32.6	44.9	29.3
Shantou	77.6	67.9	69.4
Guilin	36.8	22.9	35.6
Zhuhai	60.8	62.3	28.8
Xiamen	61.3	38.7	55.8

     Hong Kong Regional Routes

     The Group dominates the routes operated by Chinese airlines between Hong Kong and Macau and China. In 2003, the Group operated an average of more than 219 “charter” and other scheduled flights per week between China and Hong Kong or Macau, accounting for approximately 29.8% of the total number of passengers carried by all Chinese airlines on the Hong Kong regional routes. The Group believes that the routes on which it operates “charter” flights are among its highest yielding routes, primarily because the Group faces limited competition on such routes and is consequently less subject to downward pricing pressures. Dragon Air, which is a Hong Kong-based airline, competes with the Group on many of the Group’s Hong Kong regional routes.

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

     As of December 31, 2003, Xiamen Airlines operated under its own “MF” code a fleet of 27 aircraft on 81 domestic routes, five international route and four Hong Kong regional routes. In 2003, Xiamen Airlines carried a total of about 4.91 million passengers, or approximately 24.0% of the passengers carried by the Group in that year, and had RMB3,460 million in operating revenue.

     As of December 31, 2003, Shantou Airlines operated under the Group’s “CZ” code 5 aircraft on 52 domestic routes and two Hong Kong regional route. In 2003, Shantou Airlines carried a total of about 742,000 passengers, or 3.6% of the passengers carried by the Group in that year. Total operating revenue of Shantou Airlines for the year ended December 31, 2003 was RMB546 million.

     As of December 31, 2003, Guangxi Airlines operated under the “CZ” code 5 aircraft on 34 domestic routes, two international routes and three Hong Kong regional routes. In 2003, Guangxi Airlines carried a total of about 678,000 passengers, or 3.3% of the total number of passengers carried by the Group in that year. Total operating revenue of Guangxi Airlines for the year ended December 31, 2003 was RMB457 million.

     As of December 31, 2003, Zhuhai Airlines operated under the “CZ” code 4 aircraft on 34 domestic routes. In 2003, Zhuhai Airlines carried a total of about 602,000 passengers, or approximately 2.9% of the total number of passengers carried by the Group in that year. Total operating revenue of Zhuhai Airlines for the year ended December 31, 2003 was RMB436 million.

     As of December 31, 2003, Guizhou Airlines operated under the “CZ” code 6 aircraft on 19 domestic routes. In 2003, Guizhou Airlines carried a total of about 691,000 passengers, or approximately 3.4% of the total number of passengers carried by the Group in 2003. Total operating revenue of Guizhou Airlines was approximately RMB469 million for the year ended December 31, 2003.

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

     Under Chinese law, civil liability of Chinese airlines for injuries suffered by passengers on domestic flights is limited to RMB70,000 (approximately US$8,455) per passenger. Under the Convention for the Unification of Certain Rules Relating to International Transportation by Air of 1929 (as amended by the protocol of 1955, the “Warsaw Convention”), unless a separate agreement has been entered into between China and a specific country, civil liability for injuries suffered by passengers on international flights is limited to US$20,000 per passenger. The Group believes that it maintains adequate insurance coverage for the maximum civil liability that can be imposed in respect of injuries to passengers under Chinese law, the Warsaw Convention or any separate agreement applicable to the Group.

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

Organizational Structure

     The following chart illustrates the corporate structure of the Group as of year end 2003 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, affiliated companies and jointly controlled entities.

     The particulars of the Company’s principal subsidiaries as of December 31, 2003 are as follows:

		Attributable equity
	Place and date of	interest to the
Name of company	establishment/operation	Company

		Direct	Indirect
		%	%
Guangxi Airlines Company Limited	PRC	60	—
	April 28, 1994
Southern Airlines Group Shantou	PRC	60
Airlines Company Limited	July 20, 1993
Zhuhai Airlines Company Limited	PRC	60
	May 8, 1995
Xiamen Airlines Company Limited	PRC	60	—
	August 11, 1984
Guizhou Airlines Company Limited	PRC	60	—
	November 12, 1991
Guangzhou Nanland Air Catering	PRC	51	—
Company Limited	November 21, 1989
China Southern West Australian	Australia	65	—
Flying College Pty Ltd.	January 26, 1971
China Southern Airlines (Group)	PRC	100	—
Zhuhai Helicopter Company Limited	August 31, 1993
Guangzhou Baiyun International	PRC	61	—
Logistic Company Ltd	July 23, 2002

     Affiliated Companies and Jointly Controlled Entities

     The particulars of the Group’s principal affiliated companies and jointly controlled entity as of December 31, 2003 are as follows:

	Place and date of	Attributable equity interest
Name of company	establishment/operation	to the company

		Direct	Indirect
		%	%
Guangzhou Aircraft Maintenance	PRC	50	—
Engineering Company Limited	October 28, 1989

	Place and date of	Attributable equity interest
Name of company	establishment/operation	to the company

		Direct	Indirect
		%	%
Southern Airlines Group	PRC	32	15.42
Finance Company Limited	June 28, 1995
Sichuan Airlines Corporation	PRC	39	—
Limited	August 28, 2002
China Postal Airlines Limited	PRC	49	—
	November 25, 1996
MTU Maintenance Zhuhai	PRC	50	—
Co. Ltd.	April 6, 2001
Zhuhai Xiang Yi Aviation	PRC	51	—
Technology Company Limited	July 10, 2002

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

	Land		Buildings

	(in square meters)		(in square meters)
	Owned	Leased	Owned	Leased

Guangzhou	—	80,909	103,957	1,755
Shenzhen	208,740	—	35,174	—
Zhuhai	170,062	—	18,791	—
Changsha	138,949	—	47,190	—
Zhengzhou	290,841	—	60,582	—
Haikou	5,265	—	59,543	19,633
Wuhan	—	31,061	435	26,061
Nanyang	—	—	12,156	—

     The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land		Buildings

	(in square meters)		(in square meters)
	Owned	Leased	Owned	Leased

Xiamen	211,632	—	29,292	1,564
Shantou	20,292	—	27,810	3,127
Zhuhai	53,797	—	29,697	1,513
Guilin	—	—	14,594	349

	Land		Buildings

	(in square meters)		(in square meters)
	Owned	Leased	Owned	Leased

Guizhou	270,001	—	10,466	—

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion and analysis should be read in conjunction with the Financial Statements of the Group contained elsewhere in this Annual Report. The Group maintains its books and accounts in accordance with PRC Accounting Rules and Regulations (“PRC GAAP”) and prepares its financial statements in accordance with both PRC GAAP and IFRS. The Financial Statements contained elsewhere in this Annual Report have been prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Note 33 to the Financial Statements.

Critical Accounting Policies

     The discussion and analysis of the Group’s financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of such consolidated financial statements requires the Group to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

     Revenue Recognition

     The Group records sales of passenger, cargo and mail tickets as “Sales in advance of carriage”, a current liability, on the consolidated balance sheet. Passenger, cargo and mail revenues are recognized and the related current liability is reduced when the transportation is provided. Sales in advance of carriage therefore represents ticket sold for future travel dates and estimated future refunds and exchanges of tickets sold for past travel dates. The Group’s balance of sales in advance of carriage as of December 31, 2003 was RMB466 million.

     Estimating the amount of tickets that will be refunded, exchanged, or expired involves some level of subjectivity and judgment. According to the relevant rules in the PRC in relation to air transportation, the valid period for tickets sold is up to a year from the date of sale. Sales in advance of carriage, therefore, includes an estimate of the amount of future refunds and exchanges, and expired tickets. These estimates are based on historical experience over many years. The Group and members of the airline industry have consistently applied this accounting method to estimate revenue from expired tickets. Estimated future refunds and exchanges included in sales in advance of carriage account are constantly evaluated based on subsequent refund and exchange activity to validate the accuracy of the Group’s estimates with respect to expired tickets.

     Events and circumstances outside of historical fare sale activity or historical customer travel patterns, as noted above, can result in actual refunds, exchanges, or expired tickets differing significantly from estimates. The Group evaluates its estimates within a narrow range of acceptable amounts. If actual refunds, exchanges, or expiry experience results in an amount outside of this range, estimates and assumptions are reviewed and adjustments to “Sales in advance of carriage” and to “Passenger revenue” are recorded as necessary. The Group’s estimation techniques have been consistently applied from year to year; however, as with any estimates, actual refund and exchange activity may vary from estimated amounts. Furthermore, the Group believes it is unlikely that materially different estimates for future refunds, exchanges, and forfeited tickets would be reported based on other reasonable assumptions or conditions suggested by actual historical experience and other data available at the time estimates were made.

     Up to date, the Group has not experienced any material fluctuations in estimated refunds and exchanges, and correspondingly, expired tickets, due to many of the factors described above.

     Fixed assets

     The Group have approximately RMB28,536 million fixed assets as of December 31, 2003. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections, including the estimation of useful lives and residual values and when necessary, impairment charges.

     The Group records aircraft at acquisition cost. Depreciable life is determined through economic analysis, reviewing existing fleet plans, recommendations from manufacturers and comparing estimated lives to other airlines that operate similar fleets. Residual values are estimated based on our historical experience with regards to the sale of aircraft and are established in conjunction with the estimated useful lives of the aircraft. Residual values are based on current dollars when the aircraft are acquired and typically reflect asset values that have not reached the end of their physical life. Both depreciable lives and residual values are reviewed periodically to recognize changes in our fleet plan and changes in conditions.

     In addition, the Group evaluates fixed assets used in operations for impairment. If circumstances indicate that the net book value of an asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The amount of impairment loss is the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, the Group utilizes certain assumptions, including, but not limited to: (i) estimated fair market value of the assets, and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Group’s operations and estimated residual values. The Group will use all readily available information in determining an amount that is a reasonable approximation of recoverable amounts, including estimates based on industry trends and reference to market rates and transactions. Changes to the above estimates may have a material effect on the Group’s Financial Statements. As of December 31, 2003, based on the result of evaluation, the Group considered that no impairment is required.

Overview

     In 2003, the Group encountered the most unprecedented challenges and difficulties. The outbreak of the Severe Acute Respiratory Syndrome (“SARS”) earlier 2003 severely hit the PRC aviation industry. From April to June 2003, the Group’s passenger volume and passenger load factor dropped which caused the revenue passenger kilometers (“RPK”) for April, May and June of 2003 to fall by 40%, 83.5% and 61.5% respectively, as compared to same period in 2002. In order to minimize the negative impact of SARS, the Group implemented various measures to adjust its operating capacity, for example by reducing the number of flights and suspending certain routes, in response to the reduced air traffic demand caused by the negative impact of SARS. The SARS was effectively under control in the PRC in July 2003 and the domestic market started to recover in the third quarter of 2003. The Group gradually resumed all its suspended flights since July 2003.

     In order to alleviate the financial pressure suffered by the PRC civil aviation industry as a result of the SARS epidemic, the PRC government waived the levies of the CAAC Infrastructure Development Fund, sales tax and related supplementary taxes on passenger revenue payable by the PRC airlines, during the period from May 1, 2003 to December 31, 2003.

     In addition, the political tension in the Middle East, in particular the Iraq war in March 2003, led to a surge in oil prices which in turn caused an increase in the Group’s jet fuel cost.

     The Group conducts a portion of its airline operations through the Airline Subsidiaries. Operating results for the Airline Subsidiaries are included in each of the years presented in the Financial Statements. The Airline Subsidiaries, which derive substantially all of their operating revenue from passenger traffic, accounted for 26.8% and 30.7% of the Group’s total operating revenue, and 34.5% and 37.2% of the Group’s total passengers carried, in 2002 and 2003, respectively. Xiamen Airlines is the largest member of the Airline Subsidiaries, with operating revenue of RMB3,278 million and RMB3,460 million in 2002 and 2003, respectively, or 18.2% and 19.8% of the Group’s total operating revenue.

     The Group’s operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for the Group’s flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, the Group’s airline revenue is generally higher in the second and third quarters than in the first and fourth quarters.

     Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses is fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Group recognized a net exchange loss of RMB175 million and RMB164 million in 2002 and 2003, respectively. These amounts represented mainly unrealized exchange differences resulting from the retranslation of the foreign currency borrowings.

     A number of other external variables, including political and economic conditions in China, tend to have a major impact on the Group’s performance. The Group’s financial performance is also significantly affected by factors arising from operating in a regulated industry. As substantially all aspects of the Group’s airline operations are regulated by the PRC government, the Group’s operating revenues and expenses are directly affected by the PRC government’s policies with respect to domestic airfares, jet fuel prices and landing and navigation fees, among others. The nature and extent of airline competition and the ability of Chinese airlines to expand are also affected by CAAC’s control over route allocations. Any changes in the PRC government’s regulatory policies, or any implementation of such policies could have a significant impact on the Group’s future operations and its ability to implement its operating strategy.

Certain Financial Information and Operating Data by Geographic Region

     The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2002 and 2003:

	Year ended December 31,		2003 vs. 2002
			% Increase/
	2002	2003	(Decrease)
Traffic
RPK (million)
Domestic	22,092	21,294	(3.6)
Hong Kong regional	1,081	778	(28.0)
International	5,767	4,315	(25.2)
Total	28,940	26,387	(8.8)
RTK (million)
Domestic	2,532	2,424	(4.3)
Hong Kong regional	108	78	(27.8)
International	974	1,059	8.7
Total	3,614	3,561	(1.5)
RTK (million)
Passenger ton kilometers	2,584	2,356	(8.8)
Cargo and mail ton kilometers	1,030	1,205	17.0
Total	3,614	3,561	(1.5)

	Year ended December 31,		2003 vs. 2002
			% Increase/
	2002	2003	(Decrease)
Passengers carried (thousand)
Domestic	18,535	18,259	(1.5)
Hong Kong regional	1,369	1,019	(25.6)
International	1,589	1,192	(25.0)
Total	21,493	20,470	(4.8)
Cargo and mail carried (thousand tons)
Domestic	404	379	(6.2)
Hong Kong regional	14	12	(14.3)
International	52	73	40.4
Total	470	464	(1.3)
Capacity
ASK (million)
Domestic	33,753	32,590	(3.4)
Hong Kong regional	1,746	1,347	(22.9)
International	8,746	6,930	(20.8)
Total	44,245	40,867	(7.6)
ATK (million)
Domestic	3,924	3,772	(3.9)
Hong Kong regional	193	150	(22.3)
International	1,798	1,999	11.2
Total	5,915	5,921	0.1
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	65.5	65.3	(0.3)
Hong Kong regional	61.9	57.8	(6.6)
International	65.9	62.3	(5.5)
Overall	65.4	64.6	(1.2)
Overall load factor (RTK/ATK) (%)
Domestic	64.5	64.2	(0.5)
Hong Kong regional	55.8	52.2	(6.5)
International	54.2	53.0	(2.2)
Overall	61.1	60.1	(1.6)
Yield
Yield per RPK (RMB)
Domestic	0.55	0.57	3.6
Hong Kong regional	0.98	0.96	(2.0)
International	0.42	0.47	11.9
Overall	0.54	0.57	5.6
Yield per RTK (RMB)
Domestic	5.21	5.40	3.6
Hong Kong regional	10.36	10.35	(0.1)
International	3.25	2.90	(10.8)
Overall	4.84	4.76	(1.7)
Financial
Passenger revenue (RMB million)
Domestic	12,234	12,242	0.1
Hong Kong regional	1,055	750	(28.9)
International	2,407	2,018	(16.2)
Total	15,696	15,010	(4.4)
Cargo and mail revenue (RMB million)	1,786	1,955	9.5

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

     2003 Compared with 2002

     The Group recorded a net loss of RMB358 million for 2003, as compared to a net income of RMB576 million for 2002. The Group’s operating revenue decreased by RMB549 million or 3.0% from RMB18,019 million in 2002 to RMB17,470 million in 2003. Passenger load factor decreased by 0.8 percentage point from 65.4% in 2002 to 64.6% in 2003. Passenger yield (in passenger revenue per RPK) increased by 5.6% from RMB0.54 in 2002 to RMB0.57 in 2003. Average yield (in traffic revenue per RTK) decreased by 1.7% from RMB4.84 in 2002 to RMB4.76 in 2003. Operating expenses increased by RMB1,021 million or 6.4% from RMB15,993 million in 2002 to RMB17,014 million in 2003. As operating revenue decreased while operating expenses increased, operating profit decreased by 77.5% from RMB2,026 million in 2002 to RMB456 million in 2003. The Group’s net non-operating expenses increased by 9.1%, from RMB887 million in 2002 to RMB967 million in 2003, mainly due to a decrease in gain on disposal of fixed assets of RMB193 million, partly offset by a decrease in interest expense of RMB135 million. Overall, the Group recorded a net loss of RMB358 million in 2003, as compared to a net profit of RMB576 million in 2002.

     Operating Revenue

     Substantially all of the Group’s operating revenue is attributable to airline operations. Traffic revenue in 2003 and 2002 accounted for 97.1% and 97.0% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 88.5% and 11.5% respectively of total traffic revenue in 2003. The balance of the Group’s operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services and for air catering services and net income from lease arrangements.

     Operating revenue decreased by 3.0% from RMB18,019 million in 2002 to RMB17,470 million in 2003. This decrease was primarily due to a 4.4% fall in passenger revenue from RMB15,696 million in 2002 to RMB15,010 million in 2003 resulting from lower traffic volume caused by SARS. The total number of passengers carried decreased by 4.8% to 20.5 million passengers in 2003. RPKs decreased by 8.8% from 28,940 million in 2002 to 26,387 million in 2003, primarily as a result of a decrease in passengers carried. However, passenger yield increased by 5.6% from RMB0.54 in 2002 to RMB0.57 in 2003, mainly as the result of the exemption of CAAC Infrastructure Development Fund and sales tax during the period from May 1, 2003 to December 31, 2003.

     Domestic passenger revenue, which accounted for 81.6% of the total passenger revenue in 2003, increased slightly by 0.1% from RMB12,234 million in 2002 to RMB12,242 million in 2003. Domestic passenger traffic in RPKs decreased by 3.6%, mainly due to a decrease in passengers carried. Passenger yield, however, increased from RMB0.55 in 2002 to RMB0.57 in 2003, mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

     Hong Kong passenger revenue, which accounted for 5.0% of total passenger revenue, decreased by 28.9% from RMB1,055 million in 2002 to RMB750 million in 2003. For Hong Kong flights, passenger traffic in RPKs decreased by 28.0%, while passenger capacity in ASKs decreased by 22.9%, resulting in a 4.1 percentage point decrease in passenger load factor from 2002. Passenger yield decreased from RMB0.98 in 2002 to RMB0.96 in 2003 mainly due to slack in traffic volume.

     International passenger revenue, which accounted for 13.4% of total passenger revenue, decreased by 16.2% from RMB2,407 million in 2002 to RMB2,018 million in 2003. For international flights, passenger traffic in RPKs decreased by 25.2%, while passenger capacity in ASKs decreased by 20.8%, resulting in a 3.6 percentage point fall in passenger load factor from 2002. Passenger yield increased by 11.9% from RMB0.42 in 2002 to RMB0.47 in 2003 mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

     Cargo and mail revenue, which accounted for 11.5% of the Group’s total traffic revenue and 11.1% of total operating revenue, increased by 9.5% from RMB1,786 million in 2002 to RMB1,955 million in 2003. The increase was primarily due to the full year effect of the opening of two international cargo routes to Los Angeles of the United States of America and Leige of Belgium in late 2002.

     Other operating revenue decreased by 6.0% from RMB537 million in 2002 to RMB505 million in 2003. The decrease was primarily due to a decrease in aircraft short-term lease income of RMB46 million.

     Operating Expenses

     Substantially all of the Group’s operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repair and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group’s flight operations (collectively, “flight operations expenses”) include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group’s aircraft (collectively, “repairs and maintenance expenses”) include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group’s aircraft and traffic servicing operations (collectively “aircraft and traffic servicing expenses”) include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group’s operating expenses result from promotional and marketing activities (collectively, “promotional and marketing expenses”) such as sales commissions, fees for use of the CAAC’s reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses.

     Total operating expenses in 2003 amounted to RMB17,014 million, representing an increase of 6.4% or RMB1,021 million over 2002, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 88.8% in 2002 to 97.4% in 2003.

     Flight operations expenses, which accounted for 41.6% of total operating expenses, increased by 5.0% from RMB6,733 million in 2002 to RMB7,070 million in 2003, primarily as a result of increases in jet fuel costs and operating lease payments, partly offset by a decrease in catering expenses. Jet fuel costs, which accounted for 54.7% of flight operations expenses, increased by 9.9% from RMB3,519 million in 2002 to RMB3,867 million in 2003 mainly as a result of increased jet fuel prices. Operating lease payments increased by 8.4% from RMB1,417 million in 2002 to RMB1,536 million in 2003, primarily due to the full year effect of the addition of new operating leases in respect of four Boeing 757-200 aircraft in late 2002 and four Airbus 319-100 aircraft and three Boeing 737-700 aircraft during 2003. Catering expenses decreased by 18.4% from RMB625 million in 2002 to RMB510 million in 2003, primarily reflecting a tighter cost controls exercised by the Group. Aircraft insurance costs decreased by 23.4% from RMB256 million in 2002 to RMB196 million in 2003, primarily because of a reduction in the rate of aircraft insurance premiums prescribed by the PRC insurance company. Labor costs for flight personnel decreased by 6.8% from RMB781 million in 2002 to RMB728 million in 2003, largely due to a decrease in flight hours.

     Maintenance expenses which accounted for 15.2% of total operating expenses, increased by 11.0% from RMB2,333 million in 2002 to RMB2,589 million in 2003. The increase was primarily attributable to an 11.3% increase in aircraft maintenance and repair charges from RMB2,135 million in 2002 to RMB2,377 million in 2003, mainly as the result of the effect of fleet expansion in recent years.

     Aircraft and traffic servicing expenses, which accounted for 16.3% of total operating expenses, increased by 10.2% from RMB2,511 million in 2002 to RMB2,767 million in 2003. The increase primarily resulted from an 8.9% rise in landing and navigation fees from RMB2,354 million in 2002 to RMB2,563 million in 2003, due to an increase in the charge rate for domestic landing and navigation fees effective September 2002.

     Promotional and marketing expenses, which accounted for 8.7% of total operating expenses, decreased by 1.3% from RMB1,500 million in 2002 to RMB1,480 million in 2003. The decrease was due to 9.3% decrease in labor costs from RMB248 million in 2002 to RMB225 million in 2003, as fewer bonuses were given because of reduced sales volume in 2003.

     General and administrative expenses, which accounted for 6.2% of the total operating expenses, decreased slightly by 0.7% from RMB1,060 million in 2002 to RMB1,053 million in 2003. This was mainly due to a decrease in scale of operations during SARS period.

     Depreciation and amortization, which accounted for 12.0% of total operating expenses, increased by 10.8% from RMB1,840 million in 2002 to RMB2,038 million in 2003. This increase was primarily as a result of the addition of aircraft during 2003.

     Operating Income

     Operating income decreased by 77.5% from RMB2,026 million in 2002 to RMB456 million in 2003. This was mainly because operating revenue decreased by RMB549 million or 3.0% from 2002 while operating expenses increased by RMB1,021 million or 6.4% over the same period.

     Non-operating Income/(Expenses)

     Interest expense decreased by 14.1% from RMB959 million in 2002 to RMB824 million in 2003, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans with US$ denominated bank loans with lower interest rates.

     Interest income decreased by 75.2% from RMB53 million in 2002 to RMB13 million in 2003. This was mainly attributable to a decrease in average cash balances.

     The Group recorded a net loss on sale of fixed assets of RMB22 million in 2003, mainly resulting from retirement of two old Boeing 737-200 aircraft.

     During 2003, the Group recorded a net exchange loss of RMB164 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealized translation loss.

     Taxation

     On October 17, 2003, the Company’s registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document “Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043”, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from October 1, 2003. As a result, the Company’s income tax rate has been changed to 15% from 33% beginning from that date.

     The Group recorded an income tax credit of RMB324 million for 2003 compared to an income tax expense of RMB398 million for 2002. As a result of the reduction in income tax rate, the Company’s net deferred taxation liability balance brought forward from December 31, 2002 of RMB507 million was reduced by RMB392 million and a net deferred tax credit of RMB392 million was recognized in 2003 for such reduction in income tax rate accordingly.

     Minority Interests

     Minority interests increased by 3.6% from RMB165 million in 2002 to RMB171 million in 2003, primarily reflecting the net income earned by certain of the Group’s airline subsidiaries for the year.

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

     Flight operations expenses, which accounted for 42.1% of total operating expenses, decreased by 2.5% from RMB6,906 million in 2001 to RMB6,733 million in 2002, mainly due to a decrease in operating lease rentals. Fuel costs, which accounted for 52.3% of flight operations expenses decreased by 0.8% from RMB3,549 million in 2001 to RMB3,519 million in 2002 mainly resulting from decreased fuel prices. Operating lease rentals decreased by 25.9% from RMB1,913 million in 2001 to RMB1,417 million in 2002, primarily due to the termination of wet leases of five Boeing 737-300/37K aircraft from Zhongyuan Airlines in January 2002. Catering expenses increased by 12.8% from RMB554 million in 2001 to RMB625 million in 2002, reflecting primarily an increase in number of passengers carried. Aircraft insurance costs increased by 108.1% from RMB123 million in 2001 in the rates of aircraft insurance premiums subsequent to the 911 incident of the United States. Labor costs for flight personnel increased by 18.9% from RMB657 million in 2001 to RMB781 million in 2002, largely due to an increase in flight hours as well as an increase in bonuses for flight personnel.

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

     Operating Income

     Operating income increased by 44.7% from RMB1,401 million in 2001 to RMB2,026 million in 2002, as operating revenue increased by RMB1,139 million or 6.7% from 2001, while operating expenses increased by RMB514 million or 3.3% over the same period.

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

     A majority part of these net proceeds was utilized to finance the Group’s working capital and capital expenditure requirements. In July 2003, the Company issued 1,000,000,000 A shares with a par value of RMB1.00 each at issue price of RMB2.70 by way of a public offering to natural persons and institutional investors in the PRC. The proceeds received by the Company, net of the issuance costs of RMB59,233, amounted to RMB2,641 million and have been used for the purchase of Boeing 737-800 aircraft in accordance with the disclosure in the Prospectus for Offering of the A Shares.

     As of December 31, 2003, the Group had loan facilities from several PRC commercial banks for providing loan finance up to an approximate amount of RMB9,860 million to the Group. As of December 31, 2003, an approximate amount of RMB4,412 million was utilized. As of December 31, 2002 and 2003, the Group’s cash and cash equivalents totaled RMB3,771 million and RMB2,080 million, respectively.

     Net cash inflows from operating activities in 2001, 2002 and 2003 were RMB2,224 million, RMB3,698 million and RMB2,129 million, respectively.

     Net cash used in investing activities in 2001, 2002 and 2003 was RMB3,036 million, RMB5,895 million and RMB5,434 million, respectively. Cash capital expenditures in 2001, 2002 and 2003 were RMB1,492 million, RMB6,351 million and RMB4,707 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings for operations.

     Financing activities resulted in net cash (outflows)/inflows of RMB(568) million, RMB3,150 million and RMB1,614 million in 2001, 2002 and 2003, respectively. The net cash outflows of 2001 were primarily as a result of making scheduled repayments of bank borrowings and capital lease obligations in excess of proceeds from new bank borrowings.

     As of December 31, 2003, the Group’s aggregate long-term debt and obligations under capital leases totaled RMB12,051 million. Based on such amount, in 2004, 2005, 2006, 2007, 2008 and thereafter, amounts payable under such debt and obligations will be RMB1,986 million, RMB1,716 million, RMB1,601 million, RMB1,660 million, RMB1,872 million and RMB3,216 million. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, with a significant portion being fixed interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies was primarily as a result of its foreign currency debts. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

     As of December 31, 2003, the Group’s short term bank debt was RMB6,409 million with interest rates ranging from 1.48% to 5.31%. The Group’s weighted average interest rate on short-term bank notes payable was 1.76% as of December 31, 2003. The primary use of the proceeds of the Group’s short-term debt is to finance working capital needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

     As of December 31, 2003, the Group had obligations under operating leases totaling RMB8,120 million, predominately for aircraft. Of such amount, RMB1,483 million, RMB1,412 million, RMB1,144 million, RMB921 million, RMB771 million and RMB2,389 million respectively was due in 2004, 2005, 2006, 2007, 2008 and thereafter.

     As of December 31, 2003, the Group had a working capital deficit of RMB10,792 million, as compared to a working capital deficit of RMB7,016 million as of December 31, 2002. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and short-term bank debt refinancings to meet its short-term liquidity and working capital needs. The increase in the Group’s working capital deficit from 2002 to 2003 was mainly because the Group sought increased short term debts to finance its aircraft acquisitions. Upon deliveries of the aircraft, the Group continued to seek renewal of its short-term debts instead of replacing such debts with long-term debts, as the interest rates for short-term debts are lower. The liquidity of the Group in the future will primarily be dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they become due and, on its ability to obtain adequate external financing to meet its committed future capital expenditures. With regard to its short-term debt outstanding as of December 31, 2003, the Group has obtained firm commitments from its principal banker to renew relevant debts as they fall due during 2004. With regard to its future capital commitments and other financing requirements, the Group has already entered into loan financing agreements with several PRC banks to provide loan finance up to an appropriate amount of RMB8,450 million during 2004 and thereafter. As the Group is subject to a high degree of operating leverage, a minor decrease in the Group’s yield and/or load factor could result in a significant decrease in its operating revenue and hence its operating cashflows. This could arise in such circumstances as where competition between Chinese airlines increases or where PRC aviation demand decreases. Similarly, a minor increase in the jet fuel prices, particularly those in domestic market, could result in a significant increase in the Group’s operating expenses and hence a significant decrease in its operating cashflows. This could be caused by fluctuations in supply and demand in international oil market. Currently, the Group’s existing debt and lease facilities do not contain any financial covenants. Nevertheless, as the Group is subject to a high degree of financial leverage, an adverse change in the Group’s operating cashflows could adversely affect its financial health and hence weaken its ability to obtain additional debt and lease facilities and to renew its short-term debt facilities as they fall due.

     As of December 31, 2003, the Group had capital commitments in 2004 and 2005 of approximately RMB6,243 million and RMB7,385 million, respectively. Of such amounts, RMB4,585 million in 2004 and RMB6,030 million in 2005 are related to the acquisition of aircraft and related flight equipment, and RMB1,000 million in 2004 and RMB1,072 million in 2005 are related to the Group’s facilities and equipment to be constructed and installed at the Guangzhou new airport. This new airport is expected to commence operations in August 2004 to replace the Guangzhou Baiyun International Airport as the Group’s main route base. The remaining amounts of RMB658 million in 2004 and RMB283 million in 2005 are related to the Group’s other airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

     As of December 31, 2003, the Group undertook to make a capital contribution of approximately RMB446 million to jointly controlled entities.

     As of December 31, 2003, the cash and cash equivalents of the Group totaled RMB2,080 million. Of such balance, 22.2% was denominated in foreign currencies.

     No interim dividend was paid during the year ended December 31, 2003. The Board of Directors does not recommend the payment of a final dividend in respect of the year ended December 31, 2003.

     The Group expects that the Group’s cash from operations and short-term and long-term bank borrowings will be sufficient to meet its cash requirements in the foreseeable future.

Contractual Obligations and Commercial Commitments

     The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2003.

		As of December 31, 2003
		Payment due by period
		less than
	Total	1 year	1-3 years	4-5 years	After 5 years
			(RMB million)
Contractual obligations
Short-term debt	6,409	6,409	—	—	—
Long-term debt	5,210	688	1,426	953	2,143
Capital lease obligations	6,841	1,298	3,551	1,725	267

Total contractual obligations	18,460	8,395	4,977	2,678	2,410

Other commercial commitments
Operating lease commitments	8,120	1,483	3,477	1,412	1,748
Aircraft purchase commitments (Note 1)	10,615	4,585	6,030	—	—
Capital commitments in respect of investments in the Guangzhou new airport	2,072	1,000	1,072	—	—
Other capital commitments	941	658	283	—	—
Investing commitments	446	446	—	—	—

Total commercial obligations	22,194	8,172	10,862	1,412	1,748

     Note 1 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Senior Management

     The following table sets forth certain information concerning directors (“Directors”), senior management (“Senior Management”) and supervisors (“Supervisors”) of the Company in 2003. There were certain changes in the Company’s Directors, Senior Management and Supervisors subsequent to December 31, 2003, details of which are set forth below.

Name	Age	Position

Yan Zhi Qing	62	Chairman of the Board of Directors
Liu Ming Qi	60	Vice Chairman of the Board of Directors
Wang Chang Shun	47	Vice Chairman of the Board of Directors; President
Peng An Fa	56	Director
Wang Quan Hua	50	Director
Zhao Liu An	56	Director
Zhou Yong Qian	59	Director
Zhou Yong Jin	61	Director
Xu Jie Bo	39	Director; Chief Financial Officer; Vice President
Wu Rong Nan	62	Director
Simon To	53	Independent Non-Executive Director
Peter Lok	68	Independent Non-Executive Director
Wei Ming Hai	40	Independent Non-Executive Director
Wang Zhi	62	Independent Non-Executive Director
Sui Guang Jun	43	Independent Non-Executive Director
Liang Hua Fu	62	Chairman of the Supervisory Committee
Gan Yu Hua	76	Supervisor
Li Qi Hong	56	Supervisor
Jiang Ping	54	Vice President
Li Kun	44	Vice President

Name	Age	Position

Yuan Xin An	47	Vice President
Zheng En Ren	59	Vice President
Hao Jian Hua	54	Vice President
Su Liang	42	Company Secretary

     On May 13, 2003, Mr. Liu Ming Qi, Mr. Peng An Fa, Mr. Wang Quan Hua, Mr. Zhao Liu An, Mr. Zhou Yong Qian, Mr. Wang Zhi and Mr. Sui Guang Jun respectively were appointed as Directors of the Company at the Shareholders’ meeting of the Company.

     On May 13, 2003, Mr. Wang Shao Xi and Mr. Zhang Rui Ai tendered their resignations to the Company as Directors of the Company due to retirement. Their resignations were approved at the Shareholders’ meeting of the Company.

     On July 30, 2003, the Board of Directors resolved to appoint Mr. Hao Jian Hua and Mr. Xu Jie Bo as Vice Presidents of the Company. On the same day, Mr. Yang Guang Hua resigned as Vice President of the Company due to work arrangement.

     Mr. Yan Zhi Qing is the Chairman of the Board of Directors. He became an employee of the Company in February 1996. Administrative positions which Mr. Yan has held include Director of Flight Operations of the Hunan Provincial Civil Aviation Administration, Director of the Guangxi Provincial Civil Aviation Administration, Director of the Central and Southern China Civil Aviation Administration, Director of the Political Department of the CAAC and Party Secretary and Managing Vice President of the CSAHC Group. Mr. Yan is currently the President and Vice Party Secretary of CSAHC. Mr. Yan graduated from the School of Aviation Administration and Flight Control in 1962. Save as disclosed above, Mr. Yan is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

     Mr. Liu Ming Qi is the Vice Chairman of the Board of Directors of the Company and joined the Company since May 2003. Mr. Liu graduated from South China Normal University and obtained a master’s degree in economics from Fudan University. Mr. Liu is currently the Party Secretary and the Vice President of CSAHC. Mr. Liu began his career in 1968, and has successively served as the Municipal Secretary and Mayor of Sanya city of Hainan province, the Vice Governor of Hainan province, the Vice Director of Hong Kong and Macao Affairs office of the State Council and the Vice Director of Macao Liaison Office of the Central Government. Save as disclosed above, Mr. Liu is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

     Mr. Wang Chang Shun is the Vice Chairman of the Board of Directors and the President of the Company and joined the Company in April 2001. He began his career in civil aviation in February 1976, mainly involved in air traffic control. He has held positions as Director of the Flight Operations Office of the Urumqi Civil Aviation Administration, Director of the Flight Meteorology and Flight Safety Monitoring Division, Deputy General Manager of Xinjiang Airlines and Deputy Director of Urumqi Civil Aviation Administration, Party Secretary and Deputy General Manager of Xinjiang Airlines and Party Secretary of Urumqi Civil Aviation Administration. Mr. Wang is also the Vice President of CSAHC. Mr. Wang graduated from the School of the Chinese Academy of Social Sciences as a post graduate in Business Management and is qualified as a Senior Expert of Political Science. Save as disclosed above, Mr. Wang is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

     Mr. Peng An Fa is currently a Director of the Company and the Vice President of CSAHC and became the employee of the Company since March 1995 after the establishment of the Company. Mr. Peng graduated from the pilot department of China Civil Aviation Flying College and the department of Chinese language and literature of South China Normal University. Mr. Peng began his career in civil aviation in 1969, and successively served as the Pilot Director, Vice Party Secretary and Party Secretary of the Sixth Squadron of the Civil Aviation Administration. In July 1994, Mr. Peng held office as the Party Secretary of the Flight Operations Department of China Southern Airlines. In March 1998, Mr. Peng served as the President and Vice Secretary of China Southern Airlines Shenzhen Co. From August 2001 to October 2002, Mr. Peng served as the Vice President of CSAHC. Mr. Peng is concurrently the Vice Chairman of Shenzhen Air Catering Co., Ltd and CATIC (Hong Kong). Save as disclosed above, Mr. Peng is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

     Mr. Wu Rong Nan is a Director of the Company. He joined CSAHC in January 1991 and became an employee of the Company upon its establishment in March 1995. Mr. Wu is an air traffic control engineer. He was once employed as the Director of Flight Operations of the Guangzhou Civil Aviation Administration and has been President of Xiamen Airlines since 1986. Mr. Wu is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

     Mr. Simon To has been an Independent Non-Executive Director of the Company since June 1999. Mr. To is currently the Managing Director of Hutchison Whampoa (China) Limited, and also serves as director of several companies in Hong Kong and Foreign-invested companies in China. Mr. To has managed investment projects in China since early 1980’s and is familiar with the laws and regulations of Hong Kong and China. Mr. To graduated from the Stanford University with a Master degree in Business Administration. Mr. To is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

     Mr. Peter Lok has been an Independent Non-Executive Director of the Company since June 2001. He is also a veteran in the civil aviation industry. Mr. Lok joined the Civil Aviation Department of Hong Kong in 1956 and became its Assistant Director in 1982, Deputy Director in 1988, and Director from 1990 to 1996. From 1997 to 2000, Mr. Lok was an advisor and president of Hong Kong Commercial Airlines Center. Mr. Lok has sat on various Committees such as the Evaluation Committees for the Design of Shanghai’s Pudong Airport, Committee for China’s Zhuhai Aviation and Spaceflight Fair, Evaluation Committees for the IATA Eagle Award. He is also independent director of several listed airline companies. Mr. Lok is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

     Mr. Wei Ming Hai has been an Independent Non-Executive Director of the Company since June 2001. He is a Professor and Dean of the School of Management of Zhongshan University. Professor Wei has worked in Jiangxi Provincial Accounting Association, and he started working in Zhongshan University from 1991. In 1993 he became the chairman of the Accounting Department in the School of Management of Zhongshan University. In 1996 he became the Deputy Dean of the School of Management in Zhongshan University. In January 2000, he became Dean of the School of Management in Zhongshan University. Since 1998, Professor Wei has been a doctorate advisor for Accounting Information and Investment Analysis. Professor Wei is also on the board of directors of China Accountants Association, Vice Chairman of Accountants Association of Guangdong Province, Vice Chairman of Auditors Association of Guangzhou, Executive Member of the Research Institute of Financial Costs for Young and Middle-aged Accountants, member of American Accounting Association. Professor Wei holds a Ph.D degree in economics and has an MBA degree from Tulane University in the United States of America. He has published over ten academic books or textbooks, and over 60 academic papers. Mr. Wei is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

     Mr. Wang Zhi has been an Independent Non-Executive Director of the Company since May 2003. Mr. Wang graduated from the Aircraft Design Department of Harbin institute of Technology. Mr. Wang began his career in 1965, and has successively served as the Director and Senior Engineer of Aeronautics Research Institute of China, the Vice Director and Vice Secretary of the First Research Institute of Civil Aviation, the Vice Director and Director of the Planning Bureau of CAAC and the Director of the Planning Technology System Reform Department and the Planning Technology Department of CAAC. Mr. Wang is also professor in several universities. Mr. Wang is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

     Mr. Sui Guang Jun has been an independent Non-Executive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University and obtained a master degree. Mr. Sui obtained a doctor degree in the Management of Organizations of Jinan University. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macao Economies and the Dean of Corporate Administration Department of Jinan University. Mr. Sui is currently the Chief of the Post-doc Committee of Applied Economics and the Dean of Management College in Jinan University. Mr. Sui is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

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

     Mr. Liang Hua Fu is the Chairman of the Supervisory Committee of the Company. He became an employee of the Company since its establishment in March 1995. Mr. Liang held numerous positions in the Guangzhou Civil Aviation Administration, including Chief of the Navigation Division, Party Secretary of the Transportation Department, Secretary of the Disciplinary Department and Director of Administration and Supervision. Mr. Liang attended Tianjin Aviation School and Guangzhou Political Science College. Mr. Liang is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

     Mr. Gan Yu Hua is a Supervisor of the Company. He became an employee of the Company since its establishment in March 1995. Mr. Gan held various positions in the Chinese commercial aviation industry, including Deputy Director of the Finance Department, Deputy Chief Accountant and Director of the Audit Department of the Guangzhou Civil Aviation Administration. He holds a Senior Accountant Certificate and is a member of the International Auditors Association. Mr. Gan graduated from Shanghai Li Xin Accounting College in 1948. Mr. Gan is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

     Mr. Li Qi Hong is a Supervisor of the Company and the Representative of the Labour Union of the Company. He became an employee of the Company since its establishment in March 1995. Mr. Li graduated from the CAAC Aviation College in 1968, and held various administrative positions in the commercial aviation industry in China. Mr. Li is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

     All Directors and Supervisors of the Company have entered into service contracts with the Company for a term of three years commencing on April 16, 2001. The service contracts of Mr. Liu Ming Qi, Mr. Peng An Fa, Mr. Wang Quan Hua, Mr. Zhao Liu An, Mr. Zhou Yong Qian, Mr. Wang Zhi and Mr. Sui Guang Jun entered into on May 13, 2003 will expire at the end of the term of the current session of the Board. Except for such service contracts, none of the Directors or Supervisors of the Company has entered or proposed to enter into any other service contracts with the Company or its subsidiaries. None of the Directors or Supervisors has entered into any service contracts with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Compensation

     RMB0.2 million has been paid to non-executive directors for the year ended December 31, 2003. The aggregate compensation paid by the Company to all directors (excluding non-executive directors), supervisors and senior management for 2003 was RMB1.5 million. For the year ended December 31, 2003, the Company accrued an aggregate of approximately RMB25,000 on behalf of its executive directors, supervisors and senior management pursuant to the SA Pension Scheme and the retirement plans operated by various municipal governments in which the Company participates.

Board Practices

     Directors’ service contracts with the Company or any of its subsidiaries provide prorated monthly salary upon termination of employment in accordance with his contract. The Director is entitled to paid leave in accordance with his contract.

     Audit Committee

     The audit committee is appointed by the Board of Directors and consists of five independent non-executive Directors. The current members of the audit committee are Mr. Simon To, Mr. Peter Lok, Mr. Wei Ming Hai, Mr. Wang Zhi and Mr. Sui Guang Jun. At least once a year, the committee is required to meet with the external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The committee will normally meet four times a year. The external auditors or the Chief Financial Officer of the Company may request a meeting of the audit committee.

     The audit committee selects and engages, on behalf of the Company, external auditors to audit the Company’s annual financial statements and considers questions regarding the audit fees and the resignation or dismissal of the external auditors. The audit committee also reviews and approves the planned scope of the Company’s annual audit. In addition, the audit committee reviews the annual and interim financial statements, the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public, before submission to the Board of Directors. Moreover, the committee discusses problems arising from the audit and reviews the external auditors’ management letter and management’s response. Furthermore, the audit committee reviews the effectiveness of the system of internal financial controls from information provided by the Executive Directorate and management of the Company and ensures adherence to the Company’s control policies so that the Company’s assets are safeguarded and that the financial records are complete and accurate. The audit committee meets regularly with the Company’s senior financial, internal audit and the external auditors to consider the Company’s financial reporting, the nature and scope of audit review and the effectiveness of the systems of internal control. The audit committee also reviews any significant transactions that are not in the ordinary course of business.

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

Employees

     As of December 31, 2003, the Group had 17,569 employees, including 1,943 pilots, 2,984 flight attendants, 2,317 maintenance personnel, 4,146 sales and marketing personnel and 3,873 administrative personnel. All of the Group’s pilots, flight attendants, technical personnel, management personnel and sales and marketing personnel are contract employees, and most of the Group’s ancillary service workers are temporary employees. Contract employees are hired by the Group pursuant to renewable employment contracts with terms ranging from three to five years. Temporary employees generally are hired by the Group pursuant to at-will employment contracts or employment contracts with a term of one year.

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

     All employees of the Group receive cash remuneration and certain non-cash benefits. Cash remuneration consists of salaries, bonuses and cash subsidies provided by the Group. Salaries are determined in accordance with the national basic wage standards. The total amount of wages payable by the Group to its employees is subject to a maximum limit based on the profitability of the Group and other factors. Bonuses are based on the profitability of the Group. Cash subsidies are intended as a form of cost-of-living adjustment. In addition to cash compensation, the Group’s contract employees receive certain non-cash benefits, including housing, education and health services, and the Group’s temporary employees receive limited health services, but not housing or education. CSAHC provides certain services in respect of these benefits to the Group’s employees in consideration of certain fees and other charges.

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

     In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at the rate of 4.5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to consolidated statement of operations as and when incurred.

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

     At no time during 2003 had any Director, Supervisor or member of the Senior Management or any of their spouses or minor children, been granted or exercised or subscribed for shares or debentures or options of the Company.

Share Ownership

     Except as disclosed herein, as of the date of this Annual Report, no Director, Senior Management or Supervisor of the Company is a beneficial owner of any shares of the Company’s capital stock. As of the date of this Annual Report, no arrangement has been put in place involving issue or grant of options or shares or securities of the Company to any of the Director, Senior Management, Supervisor or employees of the Company.

					% to the	% to the
					total	total	% to the
					issued	issued	total
	The				share	domestic	issued
	Company/			Number	capital	shares	H shares
	associated	Types of	Type of	of shares	of the	of the	of the	Short
Name	corporation	interest	shares	held	Company	Company	Company	position
Simon To	the Company	Interest of spouse (Note 1)	H Shares	100,0000	0.002%	—	0.009%	—

Note 1:	The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

     Share Capital Structure

     As of December 31, 2003, the total share capital of the Company was 4,374,178,000 shares, of which approximately 50.3% (2,200,000,000 domestic shares) is held by CSAHC, approximately 26.84% (1,174,178,000 H shares) is held by Hong Kong and overseas shareholders and approximately 22.86% (1,000,000,000 A shares) is held by domestic shareholders.

     Substantial Shareholders

     As of December 31, 2003, the following shareholders had an interest of 5% or more in the Company’s shares:

		Approximate Percentage
Name	Number of Shares	of the Total Number of Shares

CSAHC	2,200,000,000 domestic shares	50.30%
HKSCC Nominees Limited	1,149,955,998 H shares	26.29%

     The table below sets forth, as of December 31, 2003, the following entities hold 5% or more of the total number of H shares issued by the Company.

		Approximate Percentage of
Name	Number of H Shares	the Total Number of H Shares

HKSCC Nominees Limited	1,149,955,998	97.94%

     Domestic shares and H shares have identical voting rights.

Related Party Transactions

     The Company enters into transactions from time to time with CSAHC and its affiliates. For a description of such transactions, see Note 25 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its affiliates. The Company believes that these arrangements are effected in the prevailing market rates and are commercially reasonable and on terms no less favorable than terms available from third parties.

     Arrangements with CSAHC

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

     Leases

     The Company as lessee and CSAHC as lessor have entered into the following lease agreements:

     The Company and CSAHC have entered into a land lease agreement dated May 22, 1997, in respect of the land used by the Company within Baiyun International Airport. The total rental payment is RMB2.7 million per year. The term of the lease is five years commencing April 1, 1997, and is renewable by the Company thereafter.

     The Company and CSAHC have separately entered into four lease agreements dated May 22, 1997, in respect of office premises located at the east wing of the Guangzhou Railway Station on Guangzhou Huanshi Dong Road, office premises at Haikou Airport, office premises in Haikou City, and office premises at Tianhe Airport in Wuhan, Hubei Province. The aggregate rental payment under the four leases is RMB12.6 million per year. The original term of each lease is one year and is renewable annually by the Company thereafter.

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

     Arrangements with CSAHC’s Affiliates

     Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC

     The Company and SAIETC have entered into an agreement dated May 22, 1997, for the import and export of aircraft, flight equipment, special vehicles for airline use, communication and navigation facilities, and training facilities for a term extending from May 22, 1997 to May 22, 2000 which was subsequently extended to May 22, 2006 by mutual agreement between the parties. The parties have mutually agreed that the agreement can be extended automatically.

     For the year ended December 31, 2003, the amount incurred by the Group for the import and export of the above equipment was RMB1,155 million, inclusive of agency commission of 1.5% above the contract prices paid to SAIETC.

     Southern Airlines Advertising Company (“SAAC”), which is 90% owned by the Group and 10% owned by CSAHC

     In August 2002, the Group entered into a takeover agreement with CSAHC. As a result, the Group owns 90% and CSAHC owns 10% of SAAC.

     The Company and SAAC have entered into an agreement dated May 22, 1997, for the provision of advertising services for a term extending from May 22, 1997 to May 22, 2000. The agreement has been extended to May 22, 2006.

     For the year ended December 31, 2003, the amount incurred by the Group to SAAC for advertising services was RMB1.3 million.

     Southern Airlines Group Finance Company Limited (“SA Finance”), which is 42% owned by CSAHC, 32% owned by the Company, 26% owned by five subsidiaries of the Company

     The Company has entered into a financial agreement dated May 22, 1997, with SA Finance for the provision of financial services such as deposit and loan facilities, credit facilities, financial guarantees and credit references for a term extending from May 22, 1997 to May 22, 2000. As agreed by the parties, the agreement has been extended for six years to May 22, 2006.

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

     As of December 31, 2003, the Group had short-term deposits placed with SA Finance amounting to RMB365.9 million, which earned interest at the rate of 1.98% — 3.00% per annum.

     Shenzhen Air Catering Company Limited, which is 33% owned by CSAHC, and 67% owned by two independent third parties

     The Company and Shenzhen Air Catering Company Limited have entered into an agreement dated May 23, 1997 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Shenzhen. Pursuant to such agreement, Shenzhen Air Catering Company Limited would supply in-flight meals to the Group from time to time during the term from May 23, 1997 to May 23, 1998. The parties have agreed that the agreement can be extended automatically.

     For the year ended December 31, 2003, the amount paid by the Group to Shenzhen Air Catering Company Limited for the provision of in-flight meals was approximately RMB28.2 million.

     GAMECO, which is 50% owned by the Company and 50% owned by an independent third party

     The Company and GAMECO have entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On May 17, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services (the “Fee Agreement”). Pursuant to the Fee Agreement and subsequent agreements, GAMECO charged the Company for expendables at cost plus 15%, and labor costs at US$30.0 per hour during 2003.

     For the year ended December 31, 2003, the amount incurred by the Company for such repair and maintenance services was RMB587.3 million.

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

     For the year ended December 31, 2003, the amount paid by the Group to the Australian Pilot College for training services was RMB82.4 million.

     Southern Airlines (Group) Economic Development Company (“SAGEDC”), which is 61% owned by CSAHC and 39% owned by an independent third party.

     The Company and SAGEDC have entered into an agreement dated May 22, 1997, for the provision of drinks, snacks, liquor, souvenirs and other products for a term extending from May 22, 1997, to May 22, 2007.

     For the year ended December 31, 2003, the amount paid by the Group to Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products was RMB42.8 million.

     Ticket sales arrangements

     The Company has entered into ticket agency agreements for the sale of the Group’s air tickets with several subsidiaries of CSAHC (the “Agents”). The Agents charge a commission, at a rate prescribed by the CAAC and the International Air Transport Association, for each air ticket sold in the amount of 3% of the ticket price for domestic tickets and 5% — 12% of the ticket price for Hong Kong regional/international tickets, respectively. In addition to the Agents, the Company has other air ticket sales agents in China who charge commission at the same rates. The Agents also act as air ticket sales agents for other Chinese airlines and charge the same rates of commission to such other airlines as those charged to the Company.

     For the year ended December 31, 2003, the aggregate amount of ticket sales of the Group conducted through the Agents was RMB143.0 million.

Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information

     See “Item 18. Financial Statements” for financial statements filed as part of this Annual Report.

Significant Changes

     No significant changes have occurred since the date of the financial statements provided in Item 18 below.

Legal Proceedings

     The Company is currently involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) (“Litigation”). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Company (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited (“UASSC”) entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. The Company, as one of the defendants to the Litigation, has been claimed for unspecified damages for breach of the agreement. Given that the Litigation is still at its preliminary stage, it is pre-matured to predict the result of the court judgment. Based on the opinion given by its instructing solicitors, the Company’s directors consider that the Company has a reasonable chance of success in its defense to the claim. At present, the Company has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to the PRC for trial. Accordingly, the Directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

     Other than the above legal proceeding, the Company is not party to any material legal proceedings.

Dividend Information

     No interim dividend was paid during the year ended December 31, 2003. The Board of Directors does not recommend the payment of a final dividend in respect of the year ended December 31, 2003.

ITEM 9. THE OFFER AND LISTING.

     The principal trading market for the Company’s H Shares is the Hong Kong Stock Exchange, and the Company’s trading code is “1055”. The ADSs, each representing 50 H Shares, are evidenced by ADRs issued by The Bank of New York as the Depositary for the ADRs, and are listed on the New York Stock Exchange under the symbol “ZNH.” As of May 31, 2004, approximately 104,740,000 of the Company’s H Shares in the form of 2,094,800 ADSs were held in the U.S. by approximately 42 record holders in the U.S., including the Depository Trust Company.

     In July 2003, the Company issued and listed 1,000,000,000 A shares on the Shanghai Stock Exchange with trading code of “600029”. The 2,200,000,000 Domestic Shares held by CSAHC are not listed on any stock exchange and are essentially not transferrable by CSAHC.

     Set forth below for the periods indicated are the high and low sales prices of H Shares on the Hong Kong Stock Exchange, ADSs on the New York Stock Exchange and A Shares on the Shanghai Stock Exchange.

	The Stock Exchange		The New York		The Shanghai
	of Hong Kong		Stock Exchange		Stock Exchange
	Price per H Share		Price per ADS		Price per A Share
	(HK$)		(US$)		(RMB)

	High	Low	High	Low	High	Low

Annual Market Prices
Fiscal Year ended December 31, 1998	2.40	0.50	14.75	3.06	N/A	N/A
Fiscal Year ended December 31, 1999	2.25	0.61	13.94	3.88	N/A	N/A
Fiscal Year ended December 31, 2000	2.93	1.02	18.38	6.06	N/A	N/A
Fiscal Year ended December 31, 2001	2.95	1.35	18.10	8.00	N/A	N/A
Fiscal Year ended December 31, 2002	3.60	1.50	22.25	10.35	N/A	N/A
Fiscal Year ended December 31, 2003	3.50	1.46	22.78	9.53	5.34	3.75
Quarterly Market Prices
Fiscal Year ended December 31, 2000
First Quarter	1.86	1.02	11.19	6.88	N/A	N/A
Second Quarter	2.05	1.06	12.44	6.06	N/A	N/A
Third Quarter	2.93	1.63	18.38	10.19	N/A	N/A
Fourth Quarter	2.40	1.46	15.06	9.56	N/A	N/A
Fiscal Year ended December 31, 2001
First Quarter	2.70	1.83	17.38	12.22	N/A	N/A
Second Quarter	2.95	1.89	18.10	12.00	N/A	N/A
Third Quarter	2.53	1.35	16.50	8.00	N/A	N/A
Fourth Quarter	2.42	1.66	15.25	9.8	N/A	N/A
Fiscal Year ended December 31, 2002

	The Stock Exchange		The New York		The Shanghai
	of Hong Kong		Stock Exchange		Stock Exchange
	Price per H Share		Price per ADS		Price per A Share
	(HK$)		(US$)		(RMB)

	High	Low	High	Low	High	Low

First Quarter	2.83	2.22	17.63	14.80	NA	NA
Second Quarter	3.42	2.33	21.74	14.95	NA	NA
Third Quarter	3.60	1.89	22.25	12.00	NA	NA
Fourth Quarter	2.42	1.50	15.00	10.35	NA	NA
Fiscal Year ended December 31, 2003
First Quarter	2.62	1.71	16.50	11.75	N/A	N/A
Second Quarter	2.40	1.46	14.85	9.53	N/A	N/A
Third Quarter	2.88	2.03	18.59	13.25	4.15	3.75
Fourth Quarter	3.50	2.50	22.78	16.76	5.34	3.86
Monthly Market Prices
December 2003	3.50	2.92	22.78	19.00	5.34	4.46
January 2004	3.95	3.35	25.18	21.94	6.30	4.95
February 2004	4.68	3.20	29.73	20.91	6.73	5.70
March 2004	4.47	3.30	28.60	21.00	6.57	5.77
April 2004	3.90	3.20	24.89	21.07	6.24	5.49
May 2004	3.53	2.47	22.62	15.95	6.10	4.82

Offer and Listing details

     Not applicable.

Plan of Distribution

     Not applicable.

Markets

     Not applicable.

Selling Shareholders

     Not applicable.

Dilution

     Not applicable.

Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

Share Capital

     Not applicable.

Memorandum and Articles of Association

     The Company is registered with and has obtained a business license from the State Administration Bureau of Industry and Commerce of the People’s Republic of China on March 25, 1995. The Company’s business license number is 1000001001760.

     On March 13, 2003, the Company obtained an approval certificate from the Ministry of Commerce to change to a permanent limited company with foreign investments and obtained the business license (Qi Gu Guo Zi Di No. 000995) on October 17, 2003 issued by the State Administration of Industry and Commerce of the People’s Republic of China.

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

     The Company has issued a total of 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 domestic shares are held by CSAHC, (b) 1,174,178,000 H shares are held by Hong Kong and overseas shareholders and (c) 1,000,000,000 A shares are held by the PRC shareholders.

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

     The Company is subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at

450 Fifth Street N.W. Washington D.C. 20549

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     The Group is subject to market risks due to fluctuations in interest rates. The majority of the Group’s borrowings is in the form of long-term fixed- and variable-rate debts with original maturities ranging from two to 12 years. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. From time to time, the Group may enter into interest rate swaps designed to mitigate exposure relating to interest rate risks. No such contract was outstanding as of December 31, 2003.

     The Group is also exposed to foreign currency risk as a result of its aircraft and flight equipment being sourced from overseas suppliers. Specifically, the Group’s foreign currency exposure relates primarily to its foreign currency long-term debts used to finance such capital expenditures and its capital commitments. Subject to certain restrictive conditions imposed by the State Administration of Foreign Exchange, the Group may, from time to time, enter into forward foreign exchange contracts to mitigate its foreign currency exposures. No such contract was outstanding as of December 31, 2003.

     As of December 31, 2003, the Group operated a total of 83 aircraft under operating and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks; however, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under operating and capital leases are disclosed in Note 17 to the Financial Statements.

     The following table provides information regarding the Group’s material interest rate sensitive financial instruments as of December 31, 2003 and 2002:

	As of December 31, 2003								As of December 31, 2002
	Expected maturity date
							Total		Total
							recorded		recorded
	2004	2005	2006	2007	2008	Thereafter	amount	Fair value(2)	amount	Fair value(2)
Debt
Fixed-rate notes payable
In US$	624	645	402	370	217	369	2,627	2,915	3,429	3,793
Average interest rate	6.81%	6.78%	6.78%	6.78%	6.78%	6.79%	6.79%	—	6.86%	—
Variable-rate notes payable
In US$	5,867	—	—	—	229	2,276	8,372	8,372	2,254	2,254
Average interest rate	1.91%	—	—	—	1.48%	1.49%	1.63%	—	2.10%	—
In RMB	606	5	2	2	2	3	620	620	5,393	5,393
Average interest rate	4.16%	3.43%	5.14%	5.14%	5.14%	5.14%	4.46%	—	4.65%	—

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2003 and 2002.

     The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2003 and 2002:

	As of December 31, 2003								As of December 31, 2002
	Expected maturity date
							Total		Total
							recorded		recorded
	2004	2005	2006	2007	2008	Thereafter	amount	Fair value(2)	amount	Fair value(2)
Debt
Fixed-rate notes payable
In US$	624	645	402	370	217	369	2,627	2,915	3,429	3,793
Average interest rate	6.81%	6.78%	6.78%	6.78%	6.78%	6.79%	6.79%	—	6.86%	—
Variable-rate notes payable
In US$	5,867	—	—	—	229	2,276	8,372	8,372	2,254	2,254
Average interest rate	1.91%	—	—	—	1.48%	1.49%	1.63%	—	2.10%	—
Capital commitment in US$	4,585	6,030	—	—	—	—	10,615	10,615	5,876	5,876

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2002 and 2003.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     There were no material modifications affecting the rights of securities holders made during the fiscal year ended December 31, 2003.

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

(vii)	As of December 31, 2003, the net offering proceeds to the Company was used up as follows:

Construction of plant, building and facilities	US$41.9 million
Purchase and installation of machinery and equipment	US$394.6 million
Purchase of real estate	—
Acquisition of other business(es)	—
Repayment of indebtedness	US$192.4 million
Working Capital	US$29.6 million

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

PART III

ITEM 15. CONTROLS AND PROCEDURES

     Our president and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) or 15d-15(e), and concluded that, based on their evaluation, our disclosure controls and procedures are effective as of the end of the period covered by this Annual Report to ensure that material information required to be included in this Annual Report would be made known to them by others on a timely basis.

     There has been no significant change in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Mr. Wei Ming Hai qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. See “Item 6 Directors, Senior Management and Employees — Directors and Senior Management”

ITEM 16B. CODE OF ETHICS

     As of the date of this Annual Report, the Company does not have, in form, a code of ethics that applies to the president, chief financial officer and principal accounting officer, or collectively, the senior corporate officers. The senior executive officers, all of whom currently serve as our directors, are subject to the director service contracts that they have with the Company. Under the director service contracts, the directors, including the senior corporate officers, agree that each director owes a fiduciary and diligence obligation to the Company and that no such director shall engage in any activities in competition with the Company’s business or carry any activities detrimental to the interests of the Company. Each of the directors, including the senior corporate officers, also agreed to perform their respective duties as directors and senior officers in accordance with the Company Law of the PRC, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

     The following table sets forth the aggregate audit fees, audit-related fees, tax fees of the Company’s principal accountants and all other fees billed for products and services provided by the Company’s principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2002 and 2003:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2002	RMB8.2 million	RMB4.1 million	RMB0.14 million	—
2003	RMB8.2 million	RMB7.0 million	RMB0.17 million	RMB1.1 million

Audit-related fees

     Services provided primarily consist of the following:

a)	Review of the Group’s 2003 interim financial report prepared under IFRS;

b)	Audits of the Group’s financial statements prepared under PRC Accounting Rules and Regulations in connection with the Company’s listing of its A shares in the PRC; and

c)	Audits of the financial statements of China Northern Airlines Company and Xinjiang Airlines Company in connection with the Company’s proposed acquisition of these airlines.

Tax fees

     Services provided primarily consist of tax compliance services.

Others

     Services provided primarily consist of services to assist the Group in documenting its internal controls over financial reporting and provide observations and recommendations.

     Before our principal accountants were engaged by the Company to render audit or non-audit services, the engagement has been approved by our audit committee.

Exemptions from the Listing Standards for Audit Committee

     Not applicable.

ITEM 16D. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The Company and its affiliated companies have not purchased any issued common shares of the Company during 2003 and up to the date of this Annual Report.

PART IV

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

Index to Financial Statements

Page

CONSOLIDATED FINANCIAL STATEMENTS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003	F-3
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years
ended December 31, 2001, 2002 and 2003	F-5
Notes to Consolidated Financial Statements	F-6

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit

1	Articles of Association

4.1	Form of Director’s Service Agreement is incorporated by reference in Exhibit 4(c).1 of Form 20-F for the year of 2003.

4.2	Form of Non-Executive Director’s Service Agreement is incorporated by reference in Exhibit 4(c).2 of Form 20-F for the year of 2003.

8	Subsidiaries of the Company

12.1	Section 302 Certification of Chairman

12.2	Section 302 Certification of President

12.3	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chairman

13.2	Section 906 Certification of President

13.3	Section 906 Certification of Chief Financial Officer

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Southern Airlines Company Limited:

     We have audited the accompanying consolidated balance sheets of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2003, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

     The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

KPMG
Hong Kong
April 23, 2004

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2001, 2002 and 2003

(Amounts in thousands, except per share data)

	Note	2001	2002	2003	2003
		RMB	RMB	RMB	U.S. dollars
Operating revenue:
Traffic revenue, net	3	16,461,532	17,481,892	16,964,800	2,049,706
Other revenue	4	418,126	536,728	505,323	61,053

Total operating revenue		16,879,658	18,018,620	17,470,123	2,110,759

Operating expenses:
Flight operations	5	6,905,628	6,732,543	7,070,031	854,209
Maintenance	6	2,014,579	2,333,419	2,588,613	312,759
Aircraft and traffic servicing	7	2,297,521	2,511,284	2,767,488	334,371
Promotion and sales	8	1,540,780	1,499,587	1,480,168	178,836
General and administrative	9	892,233	1,060,010	1,053,319	127,263
Depreciation and amortization		1,814,974	1,839,871	2,037,971	246,230
Other		13,270	15,829	16,804	2,029

Total operating expenses		15,478,985	15,992,543	17,014,394	2,055,697

Operating income		1,400,673	2,026,077	455,729	55,062

Non-operating income/(expenses):
Equity income of affiliated companies		53,077	36,988	47,798	5,775
Equity loss of jointly controlled entities		(4,034)	(3,352)	(39,495)	(4,772)
(Loss)/gain on sale of fixed assets	13, 24	(55,889)	170,740	(22,217)	(2,684)
Interest income		49,878	52,618	13,061	1,578
Interest expense	16	(933,717)	(959,193)	(823,725)	(99,523)
Exchange gain/(loss), net		296,777	(175,451)	(164,443)	(19,868)
Other, net		(11,509)	(9,328)	21,682	2,619

Total non-operating expenses		(605,417)	(886,978)	(967,339)	(116,875)

Income/(loss) before taxation and minority interests		795,256	1,139,099	(511,610)	(61,813)
Taxation (expense)/credit	10	(320,519)	(398,227)	324,277	39,179

Income/(loss) before minority interests		474,737	740,872	(187,333)	(22,634)
Minority interests		(134,512)	(165,111)	(170,934)	(20,652)

Net income/(loss)		340,225	575,761	(358,267)	(43,286)

Basic earnings/(loss) per share	2(w)	0.10	0.17	(0.09)	(0.01)

See accompanying notes to consolidated financial statements

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2003

(Amounts in thousands)

	Note	2002	2003	2003
		RMB	RMB	U.S. dollars
ASSETS
CURRENT ASSETS
Cash and cash equivalents	11	3,771,043	2,080,174	251,329
Trade receivables	12	671,776	833,604	100,717
Other receivables		372,586	296,047	35,769
Inventories		545,700	543,777	65,700
Prepaid expenses and other current assets		244,690	247,926	29,954

TOTAL CURRENT ASSETS		5,605,795	4,001,528	483,469
FIXED ASSETS	13	26,920,829	28,535,907	3,447,739
CONSTRUCTION IN PROGRESS	14	661,352	1,629,689	196,901
LEASE PREPAYMENTS		201,854	348,652	42,124
INVESTMENTS	15	1,355,842	1,358,495	164,135
LEASE AND EQUIPMENT DEPOSITS		2,147,038	2,932,591	354,319
OTHER ASSETS		295,337	255,233	30,838

TOTAL ASSETS		37,188,047	39,062,095	4,719,525

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable, including current installments of long-term notes payable	16	5,240,726	7,096,846	857,449
Current installments of obligations under capital leases	17	1,566,698	1,297,855	156,808
Accounts payable		532,480	928,093	112,133
Bills payable		1,299,680	438,135	52,936
Sales in advance of carriage		390,531	466,087	56,313
Taxes payable		78,145	89,954	10,868
Amounts due to related companies		525,090	929,003	112,243
Accrued expenses	18	2,341,454	2,527,794	305,411
Other liabilities		646,989	1,019,811	123,215

TOTAL CURRENT LIABILITIES		12,621,793	14,793,578	1,787,376
NOTES PAYABLE, EXCLUDING CURRENT INSTALLMENTS	16	5,835,434	4,521,735	546,321
OBLIGATIONS UNDER CAPITAL LEASES, EXCLUDING CURRENT INSTALLMENTS	17	6,631,751	5,543,084	669,722
PROVISION FOR MAJOR OVERHAULS	6	141,887	189,464	22,891
DEFERRED CREDITS	19	48,095	46,554	5,625
DEFERRED TAXATION	20	779,234	398,305	48,124

TOTAL LIABILITIES		26,058,194	25,492,720	3,080,059
MINORITY INTERESTS		1,516,646	1,673,668	202,214
SHAREHOLDERS’ EQUITY	21,22	9,613,207	11,895,707	1,437,252

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		37,188,047	39,062,095	4,719,525

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001, 2002 and 2003

(Amounts in thousands)

	Note		2001	2002	2003	2003
			RMB	RMB	RMB	U.S. dollars
Cash inflows from operations	28	(a)	3,185,523	4,762,923	3,074,718	371,491
Interest received			49,878	52,618	13,061	1,578
Interest paid			(970,734)	(1,051,027)	(923,901)	(111,627)
Income tax paid			(40,724)	(66,970)	(35,129)	(4,244)

Net cash inflows from operating activities			2,223,943	3,697,544	2,128,749	257,198

Investing activities:
Proceeds from sale of aircraft			566,493	778,047	29,275	3,537
Proceeds from sale of other fixed assets			38,892	47,150	27,802	3,359
Proceeds from sale of investments in equity securities			—	68	—	—
Dividends received from affiliated companies			5,946	3,093	—	—
(Increase)/decrease in other assets			(345)	(943)	5,654	683
Payment of lease and equipment deposits			(2,027,063)	(1,999,233)	(1,851,726)	(223,727)
Refund of lease and equipment deposits			200,029	2,117,386	1,066,086	128,806
Capital expenditures			(1,492,126)	(6,351,030)	(4,706,740)	(568,674)
Purchase of investments in equity securities			(1,241)	(6,721)	(1,065)	(129)
Investments in affiliated companies			(147,875)	(136,500)	—	—
Investments in jointly controlled entities			(178,372)	(295,670)	(2,999)	(362)
Governmental subsidy for safety related capital expenditures			—	40,240	—	—
Effect of acquisition of subsidiaries, net of cash and cash equivalents acquired	28	(c)	—	(90,491)	—	—

Net cash used in investing activities			(3,035,662)	(5,894,604)	(5,433,713)	(656,507)

Net cash outflows before financing activities			(811,719)	(2,197,060)	(3,304,964)	(399,309)

Financing activities:
Proceeds from A share issue, net of issuance costs			—	—	2,640,767	319,060
Proceeds from bank notes payable			2,123,613	6,996,780	8,913,992	1,076,998
Repayment of bank notes payable			(890,228)	(2,194,630)	(8,371,362)	(1,011,437)
Repayment of principal under capital lease obligations			(1,756,098)	(1,546,185)	(1,555,390)	(187,924)
Minority shareholders’ contributions			707	10,625	1,050	127
Dividends paid to shareholders			—	(67,484)	—	—
Dividends paid to minority shareholders			(45,867)	(48,866)	(14,962)	(1,807)

Net cash (outflows)/inflows from financing activities			(567,873)	3,150,240	1,614,095	195,017

(Decrease)/increase in cash and cash equivalents			(1,379,592)	953,180	(1,690,869)	(204,292)
Cash and cash equivalents at beginning of year			4,197,455	2,817,863	3,771,043	455,621

Cash and cash equivalents at end of year			2,817,863	3,771,043	2,080,174	251,329

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2001, 2002 and 2003

(Amounts in thousands)

			Share	Share	Other	Retained
	Note		capital	premium	reserves	profits	Total
			RMB	RMB	RMB	RMB	RMB
Shareholders’ equity at January 1, 2001			3,374,178	3,813,659	664,945	1,028,656	8,881,438
Net income			—	—	—	340,225	340,225
Appropriations to reserves			—	—	22,229	(22,229)	—

Shareholders’ equity at December 31, 2001			3,374,178	3,813,659	687,174	1,346,652	9,221,663
Land use rights adjustment	22	(f)	—	(129,703)	—	12,970	(116,733)
Adjustments from adoption of new PRC
accounting regulations	22	(c)	—	—	(185,540)	185,540	—
Dividend paid			—	—	—	(67,484)	(67,484)
Net income			—	—	—	575,761	575,761
Appropriations to reserves			—	—	83,738	(83,738)	—

Shareholders’ equity at December 31, 2002			3,374,178	3,683,956	585,372	1,969,701	9,613,207
Issue of A shares	21		1,000,000	1,640,767	—	—	2,640,767
Net loss			—	—	—	(358,267)	(358,267)
Appropriations to reserves			—	—	24,969	(24,969)	—

Shareholders’ equity at December 31, 2003			4,374,178	5,324,723	610,341	1,586,465	11,895,707

Shareholders’ equity at December 31, 2003 in U.S. dollars			528,493	643,339	73,741	191,679	1,437,252

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data)

1.     BASIS OF PRESENTATION

     China Southern Airlines Company Limited (the “Company”) and its subsidiary companies (hereinafter collectively referred to as the “Group”) are principally engaged in the provision of domestic, Hong Kong regional and international passenger, and cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport, which is both the main hub of the Group’s route network and the location of its corporate headquarters.

     The Company was established in the People’s Republic of China (the “PRC”, “China” or the “State”) on March 25, 1995 as a joint stock limited company as part of the Reorganization (the “Reorganization”) of the Company’s holding company, China Southern Air Holding Company (“CSAHC”). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

     The Company’s H Shares and American Depositary Shares (“ADS”) (each ADS representing 50 H Shares) are listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively, since July 1997. In July 2003, the Company issued 1,000,000,000 A shares which are listed on the Shanghai Stock Exchange.

     The consolidated financial statements have been prepared in Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the 2003 financial statements have been translated into United States dollars at the rate of US$ 1.00 = RMB 8.2767, the rate quoted by the People’s Bank of China on December 31, 2003. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars (“US$”) at that rate or at any other certain rate on December 31, 2003 or at any other certain date.

2.     PRINCIPAL ACCOUNTING POLICIES

(a)     Statement of compliance

     The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations.

     Information relating to the nature and effect of the significant differences between IFRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”) are set forth in Note 33.

(b)     Basis of preparation

     The consolidated financial statements of the Group are prepared on the historical cost basis as modified by the revaluation of certain fixed assets (Note 13). The accounting policies have been consistently applied by the Group and except for a change in accounting policy for land use rights in 2002 (Note 22(f)), are consistent with those used in previous years.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

(c)     Basis of consolidation

     The consolidated financial statements include the financial statements of the Company and all of its subsidiaries (see Note 29 for details of the Company’s principal subsidiaries) made up to December 31, each year. Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

     The results of subsidiary companies are included in the consolidated statements of operations, and the share attributable to minority shareholders is deducted from or added to the consolidated income after taxation. Losses attributable to minority shareholders of partly owned subsidiaries are accounted for based on the respective equity owned by the minority shareholders up to the amount of the capital contribution and reserves attributable to the minority shareholders. Thereafter, all further losses are assumed by the Company.

     All significant intercompany balances and transactions have been eliminated on consolidation.

(d)     Interest- bearing borrowings

     Interest-bearing borrowings are recognized initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statements of operations over the period of the borrowings on an effective interest basis.

(e)     Cash and cash equivalents

     Cash and cash equivalents consist of cash in hand and balances with banks and other financial institutions with an original maturity within three months. For the purposes of the consolidated statements of cash flows, the Group considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(f)     Trade and other receivables

     Trade and other receivables are stated at cost less allowance for doubtful accounts. Allowance for doubtful accounts are established based on evaluation of the recoverability of these accounts at the balance sheet date. In establishing such allowance, the Group considers various factors including its historical write-off experience and industry economic trend. Past due balances over a specific period and balances over a specific amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis.

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

     Depreciation is provided to write off the costs, or revalued amounts where appropriate, of the fixed assets on a straight line basis over their estimated useful lives, to residual values, as follows:

	Depreciable life	Residual value
Buildings	15 to 40 years	Nil
Owned and leased aircraft	8 to 15 years	28.75%
Other flight equipment
- Jet engines	8 to 15 years	3%
- Others, including rotable spares	8 to 15 years	Nil
Machinery and equipment	5 to 10 years	3%
Vehicles	6 years	3%

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

     Amounts payable in respect of capital leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases. Interest charges are included in the consolidated statements of operations to provide a constant periodic rate of charge over the lease term.

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

     Operating lease payments are charged to the consolidated statements of operations on a straight line basis over the terms of the related leases.

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

(k)     Lease prepayments

     Lease prepayments represent the purchase costs of land use rights and are amortized on a straight line basis over the period of land use rights (Note 22(f)).

(l)     Investments

     An affiliated company is an entity in which the Group has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

     A jointly controlled entity is an entity over whose activities the Group has joint control, established by contractual agreement.

     The consolidated statements of operations include the Group’s share of the results of its affiliated companies and jointly controlled entities for the year. In the consolidated balance sheets, the investments in affiliated companies and jointly controlled entities are stated at the Group’s attributable share of net assets. When the Group’s share of losses exceeds the carrying amount of the affiliated company or jointly controlled entity, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the affiliated company or jointly controlled entity.

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

(n)     Impairment loss

     The carrying amounts of the Group’s assets, other than inventories (refer to accounting policy g) and deferred tax assets (refer to accounting policy u) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognized as an expense in the consolidated statements of operations.

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

(p)     Revenue recognition

     Passenger, cargo and mail revenues are recognized when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities of the consolidated balance sheets as sales in advance of carriage. Revenue from airline-related business is recognized when services are rendered. Revenue is stated net of sales tax and contributions to the Civil Aviation Administration of China (“CAAC”) Infrastructure Development Fund.

     Interest income is recognized as it accrues unless collectibility is in doubt. Dividend income is recognized when the Group’s right to receive payment is established.

     Operating lease income is recognized on a straight line basis over the terms of the respective leases.

(q)     Traffic commissions

     Traffic commissions are expensed when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded in the consolidated balance sheets as a prepaid expense.

(r)     Maintenance and overhaul costs

     Routine maintenance and repairs, and overhauls in respect of owned aircraft and aircraft held under capital leases are expensed in the consolidated statements of operations as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of scheduled overhauls required to be performed on the related aircraft prior to their return to the lessors.

(s)     Translation of foreign currencies

     Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange prevailing on the transaction dates.

     Foreign currency monetary balances at the balance sheet date are translated into Renminbi at the exchange rates quoted by the People’s Bank of China ruling at the balance sheet date. Exchange differences are dealt with in the consolidated statements of operations.

(t)     Borrowing costs

     Borrowing costs are expensed in the consolidated statements of operations as and when incurred, except to the extent that they are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

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

(v)     Retirement benefits

     Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the consolidated statements of operations as and when incurred (Note 24).

(w)     Basic earnings/(loss) per share

     Basic earnings/(loss) per share for the years ended December 31, 2001, 2002 and 2003 have been computed by dividing net income/(loss) of RMB340,225, RMB575,761 and RMB(358,267), respectively, by the weighted average number of shares in issue of 3,374,178,000 in 2001 and 2002, and 3,831,712,000 in 2003, respectively.

     The amount of diluted earnings/(loss) per share is not presented, as there were no dilutive potential ordinary shares in existence during the years ended December 31, 2001, 2002 and 2003.

(x)     Frequent flyer award programs

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

     Revenue from mileage sales to third parties under the frequent flyer award programs is recognized when the related transportation services are provided.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

(y)     Provisions

     A provision is recognized in the consolidated balance sheets when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

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

(ab)     Use of estimates

     The preparation of the consolidated financial statements of the Group in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

3.     TRAFFIC REVENUE

     Traffic revenue is stated net of sales tax and levies paid to PRC authorities and consists of:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Passenger	15,055,496	15,695,622	15,009,885
Cargo and mail	1,406,036	1,786,270	1,954,915

	16,461,532	17,481,892	16,964,800

     Pursuant to various PRC revenue tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the rate of approximately 3% of the ticket value in respect of flights originated in the PRC during the years ended December 31, 2001, 2002 and 2003, except for the period from May 1, 2003 to December 31, 2003 during which passenger revenue was exempted from sales tax. Sales tax incurred by the Group for the years ended December 31, 2001, 2002 and 2003 amounted to RMB535,473, RMB557,784 and RMB205,925, respectively.

     In addition, the Group is required to pay contributions to the CAAC Infrastructure Development Fund which were calculated at the rates of 5% and 2%, respectively, of the domestic and international/Hong Kong regional traffic revenue during the years ended December 31, 2001, 2002 and 2003, except for the period from May 1, 2003 to December 31, 2003 during which the Group was exempted from paying the contributions. Contributions to the CAAC Infrastructure Development Fund payable by the Group for the years ended December 31, 2001, 2002 and 2003 totaled RMB759,385, RMB798,386 and RMB250,802, respectively.

     Pursuant to approval documents issued by the CAAC, the Group imposes a fuel surcharge on passengers carried by its domestic and Hong Kong regional flights at certain prescribed rates on ticket fares. The fuel surcharge forms part of the traffic revenue of the Group. For the years ended December 31, 2001, 2002 and 2003, the fuel surcharge revenue totaled RMB1,001,000, RMB554,000 and RMB740,000, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

4.     OTHER OPERATING REVENUE

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Commission income	129,157	137,928	140,180
General aviation income	61,292	68,225	40,309
Ground services income	55,388	78,616	99,130
Air catering income	29,523	38,077	30,756
Net income from lease arrangements (Note 13)	—	51,682	69,121
Rental income	—	—	40,307
Aircraft lease income	65,486	46,640	—
Other	77,280	115,560	85,520

	418,126	536,728	505,323

5.     FLIGHT OPERATIONS EXPENSES

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Fuel costs	3,548,860	3,519,005	3,866,932
Operating lease rentals	1,912,832	1,416,524	1,536,466
Air catering expenses	554,165	625,489	509,839
Aircraft insurance	123,439	256,238	195,700
Flight personnel payroll and welfare	657,193	781,223	728,175
Training expenses	24,374	38,908	123,438
Other	84,765	95,156	109,481

	6,905,628	6,732,543	7,070,031

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

6.     MAINTENANCE EXPENSES

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Repairing and maintenance charges	1,558,331	1,842,213	2,076,916
Maintenance materials	286,505	292,492	299,719
Labor costs	104,949	130,254	139,355
Other	64,794	68,460	72,623

	2,014,579	2,333,419	2,588,613

     An analysis of provision for major overhauls in respect of aircraft held under operating leases is as follows:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Balance at beginning of year	241,895	187,125	193,887
Additional amount provided	12,889	49,051	68,620
Amount utilized	(67,659)	(42,289)	(62,326)

Balance at end of year	187,125	193,887	200,181

     Balance of provision for major overhauls at December 31, 2002 and 2003 consisted of:

	December 31,
	2002	2003
	RMB	RMB
Current portion (included in accrued expenses) (Note 18)	52,000	10,717
Non-current portion	141,887	189,464

	193,887	200,181

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

7.     AIRCRAFT AND TRAFFIC SERVICING EXPENSES

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Landing and navigation fees	2,157,392	2,353,412	2,562,488
Ground service charges	140,129	157,872	205,000

	2,297,521	2,511,284	2,767,488

8.     PROMOTION AND SALES EXPENSES

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Sales commissions	891,646	749,953	757,423
Ticket office expenses	440,445	515,648	503,623
Computer reservation services	153,409	174,547	175,197
Advertising and promotion	26,434	31,513	23,756
Other	28,846	27,926	20,169

	1,540,780	1,499,587	1,480,168

9.     GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
General corporate expenses	557,083	658,833	680,141
Salaries and welfare	312,396	379,406	339,343
Provision for doubtful accounts (Note 32)	1,729	1,304	12,031
Other taxes and levies	21,025	20,467	21,804

	892,233	1,060,010	1,053,319

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

10.     TAXATION EXPENSE/(CREDIT)

     On October 17, 2003, the Company’s registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document “Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043”, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective October 1, 2003. As a result, the Company’s income tax rate has been changed to 15% from 33% beginning from that date.

     As a result of the reduction in income tax rate, the Company’s net deferred taxation liability balance brought forward from December 31, 2002 of RMB507,077 was reduced by RMB392,137 and a net deferred tax credit of RMB392,137 was recognized for such reduction in income tax rate in the consolidated statement of operations for the year ended December 31, 2003.

     In respect of the Group’s overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and PRC governments, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the years ended December 31, 2001, 2002 and 2003.

Taxation expense/(credit) consisted of:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Provision for PRC income tax:
Company and subsidiaries	37,032	71,651	46,938
Affiliated companies	8,085	9,424	3,342
Jointly controlled entities	—	—	6,372

	45,117	81,075	56,652
Deferred taxation (Note 20)
- current year	275,402	317,152	11,208
- adjustment for change in income tax rate	—	—	(392,137)

	320,519	398,227	(324,277)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Actual taxation amount in the consolidated statements of operations for the years ended December 31, 2001, 2002 and 2003 differed from the amounts computed by applying the PRC income tax rate of 33%, 33% and 15%, respectively, to income/(loss) before taxation and minority interests as a result of the following:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Expected PRC taxation expense/(credit)	262,434	375,903	(76,742)
Adjustments:
Gains on sale and leaseback transactions and their amortization	(5,075)	(851)	—
Effect on change in income tax rate on deferred taxation	—	—	(392,137)
Rate differential on subsidiaries	(51,245)	(60,530)	5,140
Non-deductible expenses	154,152	61,454	79,907
Unrecognized tax losses	—	—	21,894
Expired tax losses	—	—	34,218
Other, net	(39,747)	22,251	3,443

	320,519	398,227	(324,277)

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

     The PRC withholding tax payable in respect of the operating leases executed after September 1, 1999 of RMB11,962, RMB14,305 and RMB7,706, respectively, during 2001, 2002 and 2003 has been included as part of the operating lease rentals.

11.     CASH AND CASH EQUIVALENTS

     As of December 31, 2002 and 2003, cash and cash equivalents comprise cash at bank and in hand and deposits with Southern Airlines Group Finance Company Limited (“SA Finance”), a PRC authorized financial institution controlled by CSAHC and an affiliated company of the Group. In accordance with the financial agreement dated May 22, 1997 between the Company and SA Finance, all the Group’s deposits accepted by SA Finance as of December 31, 2002 and 2003 were simultaneously placed with several designated major PRC banks by SA Finance. As of December 31, 2002 and 2003, the Group’s deposits with SA Finance totaled RMB900,979 and RMB365,906, respectively (Note 25).

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

12.      TRADE RECEIVABLES

	December 31,
	2002	2003
	RMB	RMB
Trade receivables, principally traffic	731,894	903,601
Less: Allowance for doubtful accounts (Note 32)	60,118	69,997

	671,776	833,604

13.      FIXED ASSETS

	December 31,
	2002	2003
	RMB	RMB
Buildings	3,160,073	3,287,593
Aircraft	24,970,695	27,684,935
Flight equipment, including rotable spares	6,283,470	6,842,064
Machinery, equipment and vehicles	1,782,400	1,930,273

	36,196,638	39,744,865
Less: Accumulated depreciation and amortization	9,275,809	11,208,958

	26,920,829	28,535,907

     Substantially all of the Group’s buildings are located in the PRC. The Group was formally granted the rights to use the twenty one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for a period of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group’s buildings are erected, the Group was formally granted the rights to use such land for periods of one to five years commencing in the second quarter of 1997 pursuant to various lease agreements between the Group and CSAHC. The leases with initial one-year term are automatically renewable for another one-year period unless the Group gives appropriate notice of termination. In this connection, rental payments totaling RMB15,224 were paid to CSAHC for each of the years ended December 31, 2001, 2002 and 2003 in respect of these leases (Note 23).

     The Group is obligated under various capital leases for aircraft that expire at various dates during the next six years. The gross amount of aircraft and related accumulated amortization recorded under capital leases are as follows:

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

	December 31,
	2002	2003
	RMB	RMB
Aircraft	11,459,978	10,462,575
Less: Accumulated amortization	2,499,495	2,605,406

	8,960,483	7,857,169

     As of December 31, 2002 and 2003, certain aircraft of the Group with an aggregate carrying amount of approximately RMB5,822,076 and RMB6,718,737, respectively, were pledged as security under certain loan agreements (Note 16).

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

     In accordance with IAS 16 “Property, Plant and Equipment”, subsequent to the 1996 revaluation, which was based on replacement costs, the fixed assets of the Group are carried at revalued amounts, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. In accordance with the revaluation performed by the directors in respect of fixed assets held by the Group as of December 31, 2000, the carrying amounts of fixed assets did not differ materially from their respective fair value.

     The effect of the above revaluations was to increase annual depreciation charges by approximately RMB65,000, RMB33,000 and RMB 33,000, respectively, for 2001, 2002 and 2003.

     During 2003, the Group incurred a loss of RMB20,405 on early retirement of two old Boeing 737-200 aircraft. During 2001 and 2002, pursuant to certain sale and leaseback arrangements, the Group sold two Airbus 320-200 aircraft and four Boeing 757-200 aircraft, respectively, to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of eight to nine years. The Group recognized a gain of RMB59,855 and RMB199,394, respectively, in 2001 and 2002, being the excess of the sale proceeds which approximated the aircraft’s fair value on the date of disposal over the aircraft’s net book value and related disposal costs. Such loss/gain was included under the sub-item “(Loss)/gain on sale of fixed assets” under “Non-operating income/(expenses)” in the consolidated statements of operations.

     During 2003, the Group entered into operating lease arrangements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a jointly controlled entity of the Group. The leases with initial one-year term are automatically renewable for another one year unless either party gives appropriate notice of

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

termination. In this connection, rental income totaling RMB34,175 was received by the Group during 2003 in respect of the leases. As of December 31, 2003, the cost and accumulated amortization of the relevant fixed assets totaled RMB787,432 and RMB462,281, respectively. As of December 31, 2003, the Group’s rental receivable in respect of the leases due in 2004 amounted to RMB34,175.

     During 2001 and 2002, the Group entered into arrangements to lease several of its aircraft to independent third parties. The terms of such leases generally range from one to twelve months.

     The Group entered into two separate arrangements (the “Arrangements”) with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Group sold an aircraft and then immediately leased back the aircraft for an agreed period. As agreed, the lease payment obligations, with pre-determined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Group in form of deposits and debt securities in favour of the lessors. The Group has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Group, the Group is liable to pay a pre-determined penalty to the lessor. As long as the Group complies with the lease agreements, the Group is entitled to the continued possession and operation of the aircraft. Since the Group retains substantially all risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the fixed assets. As of December 31, 2002 and 2003, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB1,322,843 and RMB2,409,252, respectively. As a result of the Arrangements, the Group received net cash benefits of RMB51,682 and RMB69,121 in 2002 and 2003, respectively, which have been recognized as income for the respective years.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

14.      CONSTRUCTION IN PROGRESS

     As of December 31, 2002 and 2003, included in construction in progress was an amount of RMB432,580 and RMB1,445,760, respectively, in relation to the construction of Guangzhou New Airport.

15.      INVESTMENTS

	December 31,
	2002	2003
	RMB	RMB
Share of net assets in affiliated companies	692,026	422,201
Share of net assets in jointly controlled entities	461,962	731,323
Other investments, at cost	201,854	204,971

	1,355,842	1,358,495

     Details of the Group’s principal affiliated companies and jointly controlled entities are set out in Note 29.

16.      DEBT

     Short-term notes payable

	December 31,
	2002	2003
	RMB	RMB
Short-term notes payable	4,422,926	6,408,806

     As of December 31, 2002 and 2003, borrowings under short-term notes payable of the Group totaling RMB1,450,000 and RMB130,500, respectively, were guaranteed by CSAHC. In addition, as of December 31, 2003, borrowings under short-term notes payable of the Group totaling RMB63,000 and RMB21,000 were guaranteed by Guangzhou Baiyun International Airport Company Limited and Shenzhen Yingshun Investment Development Company Limited, respectively.

     Borrowings under short-term notes payable are used primarily to finance working capital needs and are repayable in full on the respective due dates with interest rates ranging from 1.42% to 5.31%. The Group’s weighted average interest rate on short-term notes payable was 3.11% and 1.76%, respectively, as of December 31, 2002 and 2003.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Long-term notes payable

		December 31,
	Interest rate and final maturity	2002	2003
		RMB	RMB
Renminbi denominated notes payable:
Loans for construction projects	Floating interest rates ranging from 4.94%
	to 5.25% per annum as of December 31, 2003,
	with maturities through 2009.	893,838	12,357
	Non-interest bearing loan from a municipal
	government authority, repayable in 2005	3,000	3,000
Loans for purchase of aircraft	Floating interest rate of 5.49% per annum
	as of December 31, 2003, with maturities
	through 2004	2,310,268	63,500
U.S. dollar denominated notes payable:
Loans for purchase of aircraft	Fixed interest rates ranging from 5.00%
	to 8.33% per annum as of December 31, 2003,
	with maturities through 2011.	3,426,038	2,612,687
	Floating interest rates ranging from 1.48% to
	1.50% per annum as of December 31, 2003
	with maturities through 2013	—	2,505,134
Loan for purchase of flight equipment	Fixed interest rate of 8.35% per annum
	as of December 31, 2003, with maturity
	in 2004	20,090	13,097

		6,653,234	5,209,775
Less: current installments		(817,800)	(688,040)

		5,835,434	4,521,735

     As of December 31, 2002 and 2003, borrowings under long-term notes payable of the Group totaling RMB3,360,945 and RMB2,564,586, respectively, were guaranteed by certain financial institutions and secured by the mortgages over certain of the Group’s aircraft. In addition, as of December 31, 2002 and 2003, borrowings under long-term notes payable of the Group totaling RMB1,890,118 and RMB228,800, respectively, were guaranteed by CSAHC and RMB561,531 and RMB10,052, respectively, were guaranteed by SA Finance.

     As of December 31, 2003, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an amount of RMB9,860,000. As of December 31, 2003, an amount of approximately RMB4,412,000 was utilized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     The aggregate annual maturities of long-term notes payable for each of the five years subsequent to December 31, 2003 and thereafter are as follows:

RMB
Year ending December 31,
2004	688,040
2005	649,492
2006	403,994
2007	372,251
2008	447,465
Thereafter	2,648,533

5,209,775

     Interest expense, net of the amounts capitalized, represents:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Interest incurred	938,944	1,023,379	906,802
Interest capitalized	(5,227)	(64,186)	(83,077)

Interest expense	933,717	959,193	823,725

     Interest rates per annum at which borrowing costs were capitalized were 5.70%, 5.70% and 1.62% to 5.46%, respectively, for the years ended December 31, 2001, 2002 and 2003.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

17.     LEASE OBLIGATIONS

Capital leases

     As of December 31, 2003, the Group leased 29 aircraft under capital leases. The majority of these leases have terms of 10 to 15 years, and expiration dates range from 2004 through 2009.

     As of December 31, 2003, future scheduled minimum lease payments under capital leases, which were 74% and 26%, respectively, denominated in U.S. dollars and Japanese yen, are as follows:

	Payments	*Interest	Obligations
	RMB	RMB	RMB
Year ending December 31,
2004	1,648,141	350,286	1,297,855
2005	1,356,614	290,163	1,066,451
2006	1,405,424	208,566	1,196,858
2007	1,445,207	157,349	1,287,858
2008	1,497,604	73,503	1,424,101
Thereafter	608,124	40,308	567,816

	7,961,114	1,120,175	6,840,939

Less: current instalments of obligations under capital leases			(1,297,855)

			5,543,084

     *Interest rates ranged from 2.23% to 9.36%.

     Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor’s defined cost of the aircraft.

     Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.

     In addition to the assets mortgaged as security under certain loan agreements (Note 13), certain of the Group’s aircraft with an aggregate carrying amount of RMB8,960,483 and RMB7,857,169, respectively, as of December 31, 2002 and 2003 were mortgaged to secure facilities with financial institutions granted to lessors totaling RMB8,198,449 and RMB6,840,939, respectively, on these dates.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

Operating leases

     As of December 31, 2003, future minimum lease payments under non-cancellable aircraft and flight equipment operating leases were as follows (principally denominated in U.S. dollars):

RMB
Year ending December 31,
2004	1,482,888
2005	1,411,520
2006	1,143,745
2007	921,456
2008	771,374
Thereafter	2,388,874

Total minimum lease payments	8,119,857

     Amounts charged to rental expenses for operating leases for the years ended December 31, 2001, 2002 and 2003 totaled RMB1,723,338, RMB1,348,277 and RMB1,408,574, respectively.

     All of the Group’s obligations under capital and operating leases are guaranteed by financial institutions.

18.     ACCRUED EXPENSES

	December 31,
	2002	2003
	RMB	RMB
Landing and navigation fees	497,372	825,811
Duties and levies	360,827	336,839
Fuel	297,626	254,801
Interest	174,626	157,527
Lease charges	40,900	18,144
Accrued salaries, wages and benefits	245,124	197,332
Repairs and maintenance	198,465	286,636
Current portion of provision for major overhauls (Note 6)	52,000	10,717
Lump sum housing benefits payable (Note 24)	213,675	129,521
Other	260,839	310,466

	2,341,454	2,527,794

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

19.     DEFERRED CREDITS

	December 31,
	2002	2003
	RMB	RMB
Operating lease rebates	7,857	6,316
Governmental subsidy for safety related capital expenditures	40,238	40,238

	48,095	46,554

Movements during the year are as follows:
Balance at beginning of year	15,072	48,095
Additions during the year	40,238	—
Transferred to consolidated statement of operations	(7,215)	(1,541)

Balance at end of year	48,095	46,554

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

20.     DEFERRED TAXATION

     Movements in net deferred tax liabilities are as follows:

	December 31,
	2002	2003
	RMB	RMB
Balance at beginning of year	(519,577)	(779,234)
Land use rights adjustment (Note 22(f))	57,495	—
Transferred to consolidated statement of operations (Note 10)
- current year	(317,152)	(11,208)
- adjustment for change in income tax rate	—	392,137

Balance at end of year	(779,234)	(398,305)

     The net deferred tax liabilities were made up of the following taxation effects:

	December 31,
	2002	2003
	RMB	RMB
Deferred tax assets:
Tax losses carried forward	149,338	222,936
Fixed assets, principally due to repair charges capitalized	319,697	261,312
Accrued expenses	375,789	106,491
Other	129,423	8,989

Total deferred tax assets	974,247	599,728

Deferred tax liabilities:
Undistributed profits of subsidiaries	254,210	—
Accrued expenses	78,083	80,545
Fixed assets, principally due to difference in depreciation	1,403,278	847,781
Other	17,910	69,707

Total deferred tax liabilities	1,753,481	998,033

Net deferred tax liabilities	(779,234)	(398,305)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable profits in making this assessment. Based upon the projections for future taxable profits over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable profits during the carryforward period are reduced.

     As of December 31, 2003, the Group had tax losses for PRC income tax purposes totaling approximately RMB1,486,240. Such tax losses are available for carry forward to set-off against future PRC assessable income for a maximum period of five years. Of these tax losses, approximately RMB262,957, RMB106,156 and RMB1,117,127 will expire after December 31, 2004, 2007 and 2008, respectively. As of December 31, 2003, the Group recorded a deferred tax asset of RMB222,936 for such tax losses.

     As of December 31, 2003, the Group had tax losses of approximately RMB303,000 available for offset against future assessable profits arising from Hong Kong profits, if any, over an indefinite period. The Group has not recognized a deferred tax asset in respect of such tax losses as it would not be probable that future taxable profits will be available against which the taxable losses can be utilized.

21.     SHARE CAPITAL

	December 31,
	2002	2003
	RMB	RMB
Registered capital as of December 31:
2,200,000,000 domestic shares of RMB 1.00 each	2,200,000	2,200,000
1,174,178,000 H shares of RMB 1.00 each	1,174,178	1,174,178
1,000,000,000 A share of RMB1.00 each	—	1,000,000

	3,374,178	4,374,178

Issued and paid up capital as of December 31:
2,200,000,000 domestic shares of RMB 1.00 each	2,200,000	2,200,000
1,174,178,000 H shares of RMB 1.00 each	1,174,178	1,174,178
1,000,000,000 A share of RMB1.00 each	—	1,000,000

	3,374,178	4,374,178

     In July 2003, the Company issued 1,000,000,000 A shares with a par value of RMB1.00 each at issue price of RMB2.70 by way of a public offering to natural persons and institutional investors in the PRC. The share premium received by the Company, net of the issuance costs of RMB59,233, amounted to RMB1,640,767 and was credited to share premium account.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     All the domestic, H and A shares rank pari passu in all material respects.

     As of December 31, 2002 and 2003, the retained earnings of the Group included RMB135,010 and RMB112,985, respectively, of undistributed earnings of companies which are 50% or less owned by the Group and accounted for under the equity method.

22.     RESERVES

     Movements of reserves are as follows:

	December 31,
	2002	2003
	RMB	RMB
Statutory surplus reserve (Note (a))
Balance at beginning of year	391,867	337,195
Adjustments from adoption of PRC accounting regulations (Note (c))	(106,007)	—
Transferred from consolidated statement of operations	51,335	23,856

Balance at end of year	337,195	361,051

Statutory public welfare fund (Note (b))
Balance at beginning of year	225,440	171,574
Adjustments from adoption of PRC accounting regulations (Note (c))	(79,533)	—
Transferred from consolidated statement of operations	25,667	1,113

Balance at end of year	171,574	172,687

Discretionary surplus reserve (Note (d))
Balance at beginning of year	69,867	76,603
Transferred from consolidated statement of operations	6,736	—

Balance at end of year	76,603	76,603

	585,372	610,341

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

     (d) The usage of this reserve is similar to that of statutory surplus reserve.

     (e) Dividend distributions may be proposed at the discretion of the Company’s Board of Directors, after consideration of the transfers referred to above and making up cumulative prior years’ losses, if any. Pursuant to the Company’s Articles of Association, the net income of the Company for the purpose of dividend distribution is deemed to be the lesser of net income determined in accordance with (i) PRC accounting principles and financial regulations, and (ii) IFRS; or if the financial statements of the Company are not prepared in accordance with IFRS, the accounting standards of one of the countries in which its shares are listed (Note 27).

     (f) The Group adopted IAS 40 “Investment Property” in 2002. According to IAS 40, the land use rights which were previously included in fixed assets at revaluation base are now presented as lease prepayments and carried at historical cost base with effect from January 1, 2002. Accordingly, the unamortized surplus on previous revaluations of the land use rights, net of related deferred tax asset, are reversed to the share premium and retained profits accounts. The IAS 40 was adopted prospectively in 2002 as the effect of this change did not have a material impact on the Group’s financial condition and results of operations in the periods prior to the change.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

23.     COMMITMENTS AND CONTINGENCIES

     The Company has been advised by its Chinese legal counsel that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganization (Note 1), no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by CSAHC prior to the Reorganization, except for certain loans from PRC banks which were fully repaid by CSAHC. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.

     The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC’s rights thereto and the lease agreements between CSAHC and the Group may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements.

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

     The Group is currently involved in a civil litigation ( the “Litigation”). According to the writ of summons for the Litigation, the plaintiff, claimed against the Group for unspecified damages for breach of certain agreement. Given that the Litigation is still at its preliminary stage, it is pre-matured to predict the outcome. Based on the opinion given by the Company’s instructing solicitors, the directors of the Company consider that the Group has a reasonable chance of success in its defense to the claim. Accordingly, the directors of the Company consider that a provision for such claim and/or the associated legal costs is not required.

     As of December 31, 2003, the Group had on order two Boeing 757-200 aircraft, thirteen Boeing 737-700 aircraft, four Airbus 330-200 aircraft, six Embraer ERJ-145 aircraft and certain flight equipment, scheduled for deliveries in 2004 to 2005. Deposits of RMB2,494,853 have been made towards the purchase of these aircraft and related equipment. As of December 31, 2003, the aggregate future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment totaled approximately RMB10,615,079.

     As of December 31, 2003, additional capital expenditures of approximately RMB3,012,607 have been authorized, of which approximately RMB849,847 have been committed, for the Group’s principal facilities. Such expenditures comprised mainly RMB2,071,938 for facilities and equipment at the Guangzhou New Airport and RMB940,669 for other airport and office facilities and equipment, overhaul and maintenance bases and training centers.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     As of December 31, 2003, the Group was committed to make a capital contribution of approximately RMB446,000 to jointly controlled entities.

     The Group has taken steps towards the purchase of the airline business of China Northern Airlines Company and Xinjiang Airlines Company. No contractual obligations existed as of December 31, 2003 and up to the date of approval of these consolidated financial statements. The purchase price has not yet been determined.

24.     RETIREMENT AND POST-RETIREMENT MEDICAL BENEFITS

     Employees of the Group participate in several defined contribution retirement schemes organized separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 17% for 2001, 14% to 19% for 2002 and 2003 of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes. Contributions to the retirement schemes are charged to consolidated statements of operations as and when incurred. Contributions to the retirement schemes amounted to RMB62,833, RMB112,285 and RMB131,327, respectively, during 2001, 2002 and 2003.

     In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at the rate of 4.5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to consolidated statements of operations as and when incurred. Contributions to the retirement schemes amounted to RMB15,000, RMB19,337 and RMB19,120, respectively, during 2001, 2002 and 2003.

     Furthermore, pursuant to the comprehensive services agreement (the “Services Agreement”) dated May 22, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85,000 to CSAHC for a ten-year period effective January 1, 1995.

     During 2001 and 2002, the Group provided additional quarters at its own expense to certain employees who are not eligible for quarters pursuant to the Services Agreement. These quarters were provided to the employees in accordance with the relevant PRC housing reform policy. In 2001 and 2002, the Group recognized a loss of RMB110,723 and RMB17,624, respectively, being the excess of the cost of these quarters over the considerations received by the Group from the employees, under the sub-item “(Loss)/gain on sale of fixed assets” under “Non-operating income/(expenses)” in the consolidated statements of operations.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Subsequently, pursuant to an additional staff housing benefit scheme effective September 2002, the Group has agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidizing their purchases of housing. Such expenditure has been deferred and amortized on a straight line basis over a period of 10 years, which represents the vesting benefit period of the employees. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period remained. The Group has the right to effect a charge on the employee’s house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against consolidated statements of operations. As of December 31, 2003, the Group already made payments totaling RMB130,479 under the scheme and recorded its remaining contractual liabilities totaling RMB129,521 as accrued liabilities on the consolidated balance sheets (Note 18).

25.     RELATED PARTY TRANSACTIONS

     The Group obtained various operational and financial services provided by CSAHC and its affiliates, and the Group’s affiliated companies and jointly controlled entities during the normal course of its business. In the past, CSAHC was under the direct control of the CAAC. However, such control has been shifted to the State Assets Administration Committee since early 2003. Consequently, transactions with the CAAC and its affiliates beginning from 2003 are no longer presented as related party transactions of the Group. The principal related party transactions are described as follows:

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

Procurement of aircraft, flight equipment and other airline-related facilities

     Certain PRC airlines, including the Group, were granted permission to acquire aircraft, flight equipment and other airline-related facilities directly from manufacturers subject to the approval of their fleet expansion plans by the relevant PRC government authorities.

     The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC. Total purchases amounted to RMB324,998, RMB583,548 and RMB1,154,553, respectively, for 2001, 2002 and 2003. Handling fees totaling RMB16,161, RMB 36,306 and RMB27,051, respectively, were paid to SAIETC for 2001, 2002 and 2003.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

Jet fuel supplies

     Jet fuel is subject to allocation in the PRC. The Group is required to purchase jet fuel domestically from the China Aviation Oil Supply Company and Lan Tian Oil Supply Company, companies controlled by the CAAC, at prices set by such suppliers in conjunction with the CAAC and other PRC government authorities. During the periods presented, such prices exceeded the international market prices. The cost of jet fuel purchased by the Group in accordance with such allocation was RMB2,586,688 and RMB2,373,956, respectively, during 2001 and 2002. The remainder of the Group’s jet fuel was purchased from domestic markets and, to a lesser extent, from international markets.

Aircraft insurance

     Aviation insurance covering hull, war and passenger liability risk is arranged by the CAAC on behalf of all PRC airlines with the People’s Insurance (Property) Company of China (“PICC”) under a master policy. PICC reinsures a substantial portion of its aircraft insurance business through the international reinsurance market. Insurance premiums are allocated to each individual PRC airline by the CAAC based on the value of the airline’s aircraft and after taking into account the claims history of the airline. Insurance premiums totaling RMB123,439 and RMB256,238, respectively, were incurred by the Group during 2001 and 2002.

Financial arrangements

     The Group’s obligations under various lease and bank loan arrangements in connection with aircraft acquisitions are secured by guarantees provided by certain PRC financial institutions which obtained back-to-back guarantees from the CAAC. Guarantee fees totaling RMB1,490 and RMB1,025, respectively, were paid to these financial institutions during 2001 and 2002.

     Interest income is received from short-term deposits with SA Finance. The applicable interest rate is determined in accordance with the savings rate published by the People’s Bank of China. Interest income totaling RMB13,771, RMB10,530 and RMB3,100, respectively, was earned by the Group on such deposits during 2001, 2002 and 2003 (Note 11).

     During 2003, CSAHC made short-term advances to the Group. These advances are unsecured, non-interest bearing and repayable on demand. As of 31 December, 2003, the advances amounted to RMB165,995.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

Airline-related services

     The Group, jointly with other PRC airlines, participates in the CAAC’s computer reservation system, under which the Group purchases computer reservation services from the CAAC at rates determined based on the utilization of the system. Service fees paid by the Group to the CAAC during 2001 and 2002 totaled RMB110,134 and RMB107,234, respectively.

     The Group utilizes the passenger departure and cargo handling computer systems installed by the CAAC at certain PRC airports. Service fees are levied by the CAAC based on the utilization of these systems. Service fees totaling RMB57,424 and RMB62,111, respectively, were paid by the Group to the CAAC during 2001 and 2002.

     The Group is required to pay landing and navigation fees to various PRC airports in respect of take-off and landing slots allocated to the Group and other ancillary services provided. Fees are payable by the Group based on the scale rates published by the CAAC. Landing and navigation fees totaling RMB1,527,600 and RMB1,667,706, respectively, were paid to various PRC airports during 2001 and 2002.

     The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited, a cooperative joint venture established in the PRC, in respect of which CSAHC is entitled to 33% of its income after tax. Such purchases amounted to RMB22,707, RMB29,058 and RMB28,199, respectively, during 2001, 2002 and 2003.

     Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value. Commission expenses incurred by the Group in respect of tickets sold by certain subsidiaries of CSAHC totaled RMB37,017, RMB16,725 and RMB4,896, respectively, during 2001, 2002 and 2003.

     Commission is earned by the CAAC’s sales offices and various PRC airlines in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value. Commission expenses incurred by the Group in respect of tickets sold by the CAAC’s sales offices and various PRC airlines totaled RMB510,169 and RMB464,721, respectively, during 2001 and 2002. Commission income received from other PRC airlines in connection with air tickets sold by the Group, calculated based on a fixed rate ranging from 3% to 9% on the ticket value, totaled RMB89,842 and RMB81,931, respectively, during 2001 and 2002.

     Ground service fees are received from other PRC airlines in respect of ground services provided by the Group and Baiyun International Airport Group at Guangzhou Baiyun International Airport. The Group was entitled to 50% of the service fees. The Group’s share of ground service fees received totaled RMB23,513 and RMB39,735, respectively, during 2001 and 2002.

     The Group has a 50% equity interest in both Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”) and MTU Maintenance Zhuhai Co., Ltd (“MTU Zhuhai”), which provide comprehensive maintenance services to the Group. Maintenance fees totaling RMB534,828, RMB592,311 and RMB693,303, respectively, were incurred by the Group for services provided by GAMECO and MTU Zhuhai during 2001, 2002 and 2003.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Certain aircraft sundry supplies are purchased from Southern Airlines (Group) Economic Development Company (“SAGEDC”), a subsidiary of CSAHC. Supplies totaling RMB86,386, RMB101,350 and RMB42,389, respectively, were purchased by the Group from SAGEDC during 2001, 2002 and 2003.

     The Group has a 51% equity interest in Zhuhai Xiang Yi, which provides flight simulation services to the Group. Flight simulation service charges totaling RMB101,355 were incurred by the Group for services provided by Zhuhai Xiang Yi during 2003. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi. Rental income received by the Group amounted to RMB34,175 during 2003 (Note 13).

Advertising services

     Advertising services are provided by Southern Airlines Advertising Company (“SA Advertising”). SA Advertising was a subsidiary of CSAHC up to July 2002. In August 2002, the Group acquired 90% equity interest in SA Advertising from CSAHC. Expenses totaling RMB9,940 and RMB3,275, respectively, were incurred by the Group for services provided by SA Advertising during 2001 and 2002.

Wet lease rentals

     Pursuant to certain wet lease arrangements effected in August and November 2000, the Group incurred RMB300,000 during 2001 in respect of five Boeing 737-300/37K aircraft leased from Zhongyuan Airlines, a subsidiary of CSAHC. Such lease arrangements were terminated in January 2002.

     During 2002 and 2003, wet lease rentals totaling RMB26,164 and RMB35,751, respectively, were paid to Xinjiang Airlines Company, a subsidiary of CSAHC, pursuant to a wet lease agreement in respect of a Boeing 757-200 aircraft effective October 2002. The wet lease agreement was terminated in April 2003.

     During the period from August to October 2002, the Group received wet lease rentals totaling RMB27,599 from wet leasing of an Airbus 320-200 aircraft to Sichuan Airlines Corporation Limited, an affiliated company of the Group.

Refund of medical benefit payments

     Prior to January 1, 2002, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing medical benefit, transportation subsidies and other welfare facilities to the retirees of the Group. Such arrangement was terminated on January 1, 2002. During 2003, CSAHC refunded RMB58,120 to the Group which represented the difference between the aggregate fixed annual fees received from the Group and the aggregate cost of services incurred by CSAHC under the above arrangement.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

Acquisition of aircraft and related spare parts and vehicles

     During 2002, the Group acquired five Boeing 737-300/37K aircraft and related spare parts and certain vehicles from Zhongyuan Airlines, a subsidiary of CSAHC, at a consideration of approximately RMB1,096,866. The consideration was satisfied by cash of approximately RMB132,130 together with an assumption by the Group of Zhongyuan Airlines’ debts of approximately RMB964,736. In addition, the Group received reimbursements of wet lease rentals totaling RMB150,000 which it paid to Zhongyuan Airlines during the period from July 1, 2001 to December 31, 2001. Such reimbursements have been applied to reduce the purchase costs of the acquired assets.

Acquisition of subsidiaries

     In August 2002, the Group acquired 90% equity interest in each of Guangzhou Aviation Hotel, Southern Airlines Advertising Company and South China International Aviation & Travel Services Company from CSAHC at an aggregate cash consideration of approximately RMB107,846. Such consideration is determined by reference to the valuation reports prepared by GZAA Incorporated, a firm of independent valuers registered in the PRC. These acquisitions are not considered significant in the context of the Group.

Amounts due to related companies

     Amounts due to related companies, which represent balance with CSAHC and its affiliates, and the Group’s affiliated companies and jointly controlled entities, are unsecured, non-interest bearing and repayable within one year. The balance as of December 31, 2002 also included balances with the CAAC and its affiliates. Balances with other State-owned enterprises are excluded from this caption, as other State-owned enterprises are not considered related parties of the Group.

     In addition to the above, certain business undertakings of CSAHC also provided hotel and other services to the Group. The total amount involved is not material to the results of the Group.

     The directors of the Company are of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

26.     FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK

     Financial assets of the Group include cash and cash equivalents, investments, trade receivables and other receivables. Financial liabilities of the Group include notes payable, accounts payable, bills payable, sales in advance of carriage, amounts due to related companies, accrual expenses, other liabilities and obligations under capital leases.

Liquidity risk

     As of December 31, 2002 and 2003, the Group’s net current liabilities amounted to RMB7,015,998 and RMB10,792,050, respectively. For the years ended December 31, 2001, 2002 and 2003, the Group recorded a net cash inflow from operating activities of RMB2,223,943, RMB3,697,544 and RMB2,128,749, respectively, a net cash outflow from investing activities and financing activities of RMB3,603,535, RMB2,744,364 and RMB3,819,618, respectively, and a (decrease)/increase in cash and cash equivalents of RMB(1,379,592), RMB953,180 and RMB(1,690,869), respectively.

     With regard to 2004 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. With regard to its short-term notes payable outstanding as of December 31, 2003, the Group has obtained firm commitments from its principal bankers to renew relevant loans as they fall due during 2004. With regard to its future capital commitments and other financing requirements, the Group has already entered into loan financing agreements with several PRC banks to provide loan finance up to an approximate amount of RMB8,450,000 during 2004 and thereafter. The directors of the Company believe that such financing will be available to the Group.

     The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2004. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

Business risk

     The Group conducts its principal operations in PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations and competition in the passenger, cargo and mail airline services industry.

Interest rate risk

     The interest rates and terms of repayment of the notes payable and obligations under capital leases of the Group are disclosed in Notes 16 and 17, respectively.

Foreign currency risk

     The Group has significant exposure to foreign currency as substantially all of the Group’s lease obligations and notes payable are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange (“SAFE”), or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized PRC banks.

Credit risk

     Substantially all of the Group’s cash and cash equivalents are deposited with PRC financial institutions.

     A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association. As of December 31, 2002 and 2003, the balance due from BSP amounted to RMB353,246 and RMB446,399, respectively.

Self insurance risk

     The Group maintains a limited amount of property insurance in respect of certain personal and real property.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

Fair value

     The carrying amounts and estimated fair values of significant financial assets and liabilities as of December 31, 2002 and 2003 are set out below.

	December 31,
	2002		2003
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	RMB	RMB	RMB	RMB
Cash and cash equivalents	3,771,043	3,771,043	2,080,174	2,080,174
Trade receivables	671,776	671,776	833,604	833,604
Other receivables	372,586	372,586	296,047	296,047
Notes payable, including current installments of long-term notes payable	5,240,726	5,326,511	7,096,846	7,164,216
Accounts payable	532,480	532,480	928,093	928,093
Bills payable	1,299,680	1,299,680	438,135	438,135
Sales in advance of carriage	390,531	390,531	466,087	466,087
Amounts due to related companies	525,090	525,090	929,003	929,003
Accrued expenses	2,341,454	2,341,454	2,527,794	2,527,794
Other liabilities	646,989	646,989	1,019,811	1,019,811
Notes payable, excluding current installments	5,835,434	6,111,052	4,521,735	4,743,128

     The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

(i)	Cash and cash equivalents, trade receivables, other receivables, short-term notes payable, accounts payable, bills payable, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities

     The carrying amounts approximate fair value because of the short maturities of these instruments.

(ii)	Long-term notes payable

     The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

     The economic characteristics of the Group’s capital leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases. Investments are unquoted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

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

27.     FOREIGN CURRENCY EXCHANGE

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

28.     RECONCILIATION AND SUPPLEMENTARY STATEMENTS OF CASH FLOWS INFORMATION

     (a) The reconciliation of income/(loss) before taxation and minority interests to cash inflows from operations is as follows:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Income/(loss) before taxation and minority interests	795,256	1,139,099	(511,610)
Adjustments to reconcile income/(loss) before taxation and minority interests to cash inflows from operations:
Depreciation and amortization of fixed assets	1,802,462	1,839,293	1,997,882
Other amortization	12,512	9,816	40,089
Amortization of deferred credits	(18,483)	(7,217)	(1,541)
Equity income of affiliated companies	(53,077)	(36,988)	(47,798)
Equity loss of jointly controlled entities	4,034	3,352	39,495
(Gain)/loss on sale of aircraft	(59,855)	(199,394)	20,405
Loss on sale of other fixed assets	115,744	28,654	1,812
Interest income	(49,878)	(52,618)	(13,061)
Interest expense	933,717	959,193	823,725
Non-cash exchange (gain)/loss, net	(292,630)	174,978	177,356
Decrease/(increase) in trade receivables	232,228	(110,749)	(161,828)
Decrease/(increase) in other receivables	42,938	(166,004)	76,539
(Increase)/decrease in inventories	(2,033)	(76,472)	1,923
(Increase)/decrease in prepaid expenses and other current assets	(136,600)	123,924	(6,045)
(Decrease)/increase in accounts payable	(167,599)	(61,843)	395,613
Increase/(decrease) in bills payable	—	1,299,680	(861,545)
Increase in sales in advance of carriage	31,036	19,985	75,556
Increase/(decrease) in amounts due to related companies	98,040	(193,175)	403,913
(Decrease)/increase in accrued expenses	(132,121)	86,215	203,439
Increase/(decrease) in other liabilities	70,254	(33,032)	372,822
(Decrease)/increase in provision for major overhauls	(40,422)	16,226	47,577

Cash inflows from operations	3,185,523	4,762,923	3,074,718

(b)	Disclosure of non-cash investing and financing activities:

     During 2002, the Group assumed from Zhongyuan Airlines debts totaling RMB964,736 in partial satisfaction of the consideration payable for acquisition of five Boeing 737-300/37K aircraft and other assets from Zhongyuan Airlines (Note 25).

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     (c)     Effect of acquisition of subsidiaries:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Net assets acquired:
Fixed assets	—	96,636	—
Cash and cash equivalents		17,355
Trade receivables and other current assets	—	20,681	—

	—	134,672	—

Accounts payable		3,623
Accrued expenses and other liabilities	—	11,220	—

	—	14,843	—

Net assets value	—	119,829	—
Minority interests’ share of net assets value	—	11,983	—

Net assets value acquired by the Group	—	107,846	—

Consideration paid	—	107,846	—
Cash and cash equivalents acquired	—	17,355	—

Net cash outflow from acquisition of subsidiaries	—	90,491	—

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

29.     PRINCIPAL SUBSIDIARIES, AFFILIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

     Details of the Company’s principal subsidiaries, affiliated companies and jointly controlled entities as of December 31, 2003 are as follows:

		Attributable
	Place of	equity interest
	establishment	Direct	Indirect	Principal
Name of company	/operation	%	%	activities
Subsidiaries
Guangxi Airlines Company Limited	PRC	60	—	Airline
Southern Airlines Group Shantou Airlines Company Limited	PRC	60	—	Airline
Zhuhai Airlines Company Limited	PRC	60	—	Airline
Guizhou Airlines Company Limited	PRC	60	—	Airline
Xiamen Airlines Company Limited	PRC	60	—	Airline
Guangzhou Nanland Air Catering Company Limited	PRC	51	—	Air catering
Affiliated companies
Southern Airlines Group Finance Company Limited	PRC	32	15.42	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39	—	Airline
Jointly controlled entities
Guangzhou Aircraft Maintenance Engineering Company Limited (Note)	PRC	50	—	Provision of aircraft repair and maintenance services
MTU Maintenance Zhuhai Co. Ltd.	PRC	50	—	Provision of engine repair and maintenance services
China Postal Airlines Limited	PRC	49	—	Airline
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC	51	—	Provision of flight simulation services

Note: Guangzhou Aircraft Maintenance Engineering Company Limited has been reclassified from an affiliated company to a jointly controlled entity since 2003 due to a change in the composition of its shareholders in 2003.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

30.     SEGMENTAL INFORMATION

     The Group operates primarily as a single business segment for the provision of air transportation services. Geographic information about the Group’s operating revenue and income are as follows:

	Domestic	Hong Kong	International*	Total
	RMB	RMB	RMB	RMB
Year ended December 31, 2001
Traffic revenue	12,924,892	1,182,492	2,354,148	16,461,532
Other revenue	359,895	58,231	—	418,126

	13,284,787	1,240,723	2,354,148	16,879,658

Operating income	1,090,154	219,686	90,833	1,400,673

Year ended December 31, 2002
Traffic revenue	13,197,589	1,118,695	3,165,608	17,481,892
Other revenue	485,046	—	51,682	536,728

	13,682,635	1,118,695	3,217,290	18,018,620

Operating income	1,614,975	193,440	217,662	2,026,077

Year ended December 31, 2003
Traffic revenue	13,086,939	807,677	3,070,184	16,964,800
Other revenue	436,122	—	69,201	505,323

	13,523,061	807,677	3,139,385	17,470,123

Operating income / (loss)	440,158	(29,210)	44,781	455,729

*	Asian market accounted for approximately 75%, 70% and 70%, respectively, of the Group’s total international traffic revenue for the years ended December 31, 2001, 2002 and 2003. The remaining portion was mainly derived from the Group’s flights to/from European and North American regions.

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

31.     SUBSEQUENT EVENTS

     In April 2004, the Company entered into a purchase agreement with Airbus SNC for the acquisition of fifteen Airbus 320-200 aircraft and six Airbus 319-100 aircraft, scheduled for deliveries in 2005 and 2006.

32.     SUPPLEMENTARY INFORMATION

     Movements in allowance for doubtful accounts comprise:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Balance at beginning of year	72,644	59,019	60,118
Provision for doubtful accounts (Note 9)	1,729	1,304	12,031
Doubtful accounts written-off	(15,354)	(205)	(2,152)

Balance at end of year (Note 12)	59,019	60,118	69,997

33.     SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

     The Group’s accounting policies conform with IFRS which differ in certain material respects from U.S. GAAP. Information relating to the nature and effect of such differences are set out below.

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

(b)     Lease arrangements

     As disclosed in Note 13 to the consolidated financial statements, during 2002 and 2003, the Group entered into two separate arrangements with certain independent third parties under which the Group sold aircraft and then immediately leased back the aircraft for a pre-determined period. As a result of the arrangements, the Group received a net cash benefit of RMB51,682 and RMB69,121 in 2002 and 2003, respectively, which has been recognized as income under IFRS. Under U.S. GAAP, such benefits are deferred and amortized over the minimum lease period.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     In addition, under the lease arrangements, the commitments by the Group to make long-term lease payments have been defeased by the placement of security deposits. As such, under IFRS, such commitments and deposits are not recognized on the consolidated balance sheets. Under U.S. GAAP, such commitments and deposits amounting to RMB1,322,843 and RMB2,409,252 as of December 31, 2002 and 2003, respectively, would be recognized on the consolidated balance sheets, as such commitments are not deemed as extinguished by the placement of security deposits.

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

(d)     Revaluation of fixed assets

     In connection with the Reorganization in 1996, the fixed assets of the Group were revalued as of December 31, 1996 (see Notes 1 and 13 to the consolidated financial statements). Such fixed asset revaluation resulted in an increase in shareholders’ equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases, while a charge to the consolidated statement of operations was recorded with respect to the reduction in carrying amount of certain fixed assets below their historical cost bases. In addition, the revalued fixed asset amounts serve as the tax bases of fixed assets for years beginning in 1997. Accordingly, the fixed asset revaluation eliminated certain of the temporary differences which gave rise to a deferred tax asset as of December 31, 1996. Such tax asset was offset against the revaluation surplus.

     Under U.S. GAAP, fixed assets are stated at their historical cost unless an impairment loss has been recorded. An impairment loss on fixed assets is recorded under U.S. GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows, excluding finance costs. The future undiscounted cash flows, excluding finance costs, of the Group’s fixed assets whose carrying amount was reduced in connection with the Reorganization, exceed their historical cost carrying amount and, therefore, impairment of such assets is not appropriate under U.S. GAAP. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge recorded under IFRS in 1996 and the additional depreciation charges recorded in the seven years ended December 31, 2003, as a result of the Reorganization are reversed for U.S. GAAP purposes.

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

(e)     Investments in affiliated company and jointly controlled entity

     During 2002, the Group invested in an affiliated company and a jointly controlled entity, which were PRC state-owned enterprises. Under IFRS, such investments are initially recorded on a fair value basis at the cost of purchases borne by the Group. In the consolidated statements of operations, the equity share of results of the investees are measured based on the fair value of underlying net assets determined on the date of acquisitions.

     Under U.S. GAAP, such transactions would be considered to be “combinations of businesses under common control”. Under U.S. GAAP, such investments are initially recorded at the Group’s equity share of net assets of the investees determined on a historical cost basis. The differences between such amounts and the cost of purchases are reflected as movements in the shareholders’ equity. In the consolidated statements of operations, the equity share of results of the investees are measured based on the historical cost basis.

(f)     Acquisition of subsidiaries from CSAHC

     During 2002, the Group acquired 90% equity interest in certain subsidiaries from CSAHC. Under IFRS, the purchase method of accounting was applied to such business combination such that as from the date of combination, the results of the acquired subsidiaries and their assets and liabilities are included in the consolidated financial statements of the Group.

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

(g)     Provision for major overhauls

     As disclosed in Notes 2(r) and 6 to the consolidated financial statements prepared under IFRS, in respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of scheduled overhauls required to be performed on the related aircraft prior to their return to the lessors.

     Under U.S. GAAP, a liability would be recorded at the outset of the operating leases for the fair value of contractual obligations to perform the overhauls and a deferred asset would be recorded for the corresponding amount, which would be amortized over the term of the operating leases. The carrying amounts of such liability and asset would amount to approximately RMB486,660 and RMB292,773 respectively as of December 31, 2002 and RMB569,860 and RMB369,679 respectively as of December 31, 2003.

     The effect of above difference on the net income/(loss) and shareholders’ equity reported under U.S. GAAP was not material to the years presented.

(h)     Financial statements presentation and disclosure

     In the consolidated statements of operations presented under IFRS, (loss)/gain on sale of fixed assets is classified under “Non-operating income/(expenses)”. Under U.S. GAAP, such (loss)/gain would be classified under “Operating income/(expenses) — General and administrative”.

     As disclosed in Note 20 to the consolidated financial statements, deferred tax assets are presented on a net basis under IFRS. Under U.S. GAAP, the gross amounts of such deferred tax assets and any applicable valuation allowances would be separately disclosed. As of December 31, 2002 and 2003, the amount of valuation allowances which have been netted off with deferred tax assets amounted to approximately RMB48,480 and RMB53,000, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

(i)     New accounting pronouncements

FIN 46R

     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities” which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” which was issued in January 2003. The Group will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the consolidated balance sheets and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Group is evaluating the impact of applying FIN 46R to existing VIEs in which it has variable interests and has not yet completed this evaluation.

FASB No. 150

     FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Group, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Group on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Group currently does not have any financial instruments that are within the scope of this Statement.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in thousands, except share data)

     Effect on net income/(loss) of significant differences between IFRS and U.S. GAAP is as follows:

	Reference		Year ended December 31,
	in Note
	above		2001	2002	2003	2003
			RMB	RMB	RMB	U.S. dollars
Net income/(loss) under IFRS			340,225	575,761	(358,267)	(43,286)
U.S. GAAP adjustments:
Sale and leaseback accounting	(a	)	54,254	(100,664)	114,635	13,850
Lease arrangements	(b	)	—	(49,960)	(64,140)	(7,749)
Capitalized interest	(c	)	18,000	(31,473)	(32,961)	(3,982)
Reversal of additional depreciation arising from revaluation of fixed assets	(d	)	65,000	33,000	33,000	3,987
Investments in affiliated company and jointly controlled entity	(e	)	3,546	(541)	7,044	851
Deferred tax effects
- current year			(50,369)	47,849	(7,580)	(916)
- effect on change in income tax rate on deferred taxation			—	—	(51,368)	(6,206)

Net income/(loss) under U.S. GAAP			430,656	473,972	(359,637)	(43,451)

Basic earnings/(loss) per share under U.S. GAAP			0.13	0.14	(0.09)	(0.01)

Basic earnings/(loss) per ADS under U.S. GAAP*			6.38	7.02	(4.69)	(0.57)

*Basic earnings/(loss) per ADS is calculated on the basis that one ADS is equivalent to 50 H shares.

     Effect on shareholders’ equity of significant differences between IFRS and U.S. GAAP is as follows:

	Reference		December 31,
	in Note
	above		2002	2003	2003
			RMB	RMB	U.S. Dollars
Shareholders’ equity under IFRS			9,613,207	11,895,707	1,437,252
U.S. GAAP adjustments:
Sale and leaseback accounting	(a	)	(586,989)	(472,354)	(57,070)
Lease arrangements	(b	)	(49,960)	(114,100)	(13,786)
Capitalized interest	(c	)	381,021	348,060	42,053
Revaluation of fixed assets, net of depreciation	(d	)	(46,120)	(13,120)	(1,585)
Investments in affiliated company and jointly controlled entity	(e	)	(118,003)	(110,959)	(13,406)
Deferred tax effects			94,175	35,227	4,256

Shareholders’ equity under U.S. GAAP			9,287,331	11,568,461	1,397,714

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED (Registrant)

/s/ Yan Zhi Qing Name: Yan Zhi Qing Title: Chairman of the Board of Directors

Date: June 30, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Articles of Association

4.1	Form of Director’s Service Agreement

4.2	Form of Non-Executive Director’s Service Agreement

8	Subsidiaries of the Company

12.1	Section 302 Certification of Chairman

12.2	Section 302 Certification of President

12.3	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chairman

13.2	Section 906 Certification of President

13.3	Section 906 Certification of Chief Financial Officer