Form 20-F
period 2004-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2005-06-30
CIK 1041668

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14660
(Exact name of Registrant as specified in its charter)

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of Registrant’s name into English)
THE PEOPLE’S REPUBLIC OF CHINA
(Jurisdiction of incorporation or organization)
278 JI CHANG ROAD
GUANGZHOU
PEOPLE’S REPUBLIC OF CHINA, 510405
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

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,200,000,000 ordinary Domestic Shares of par value RMB1.00 per share and 1,174,178,000 ordinary H Shares of par value RMB1.00 per share and 1,000,000 ordinary A Shares of par value RMB1.00 per share were issued and outstanding as of December 31, 2004.

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

Some of these risks and assumptions, in addition to those identified under Item 3, “Key Information – Risk Factors,” include:

•	general economic and business conditions, including changes in interest rates;

•	prices and other economic conditions;

•	natural phenomena;

•	actions by government authorities, including changes in government regulation;

•	the Company’s relationship with CSAHC;

•	uncertainties associated with legal proceedings;

•	technological development;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans; and

•	misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company, the Group, and persons acting on their behalf.

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the “Company” means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, the “Group” means the Company and its consolidated subsidiaries, and “CSAHC” means China Southern Air Holding Company, the Company’s parent company which holds a 50.3% controlling interest in the Company.

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

The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company as of December 31, 2003 and 2004 (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. IFRS differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 34 to the Financial Statements.

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB8.2765, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2004. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

     The following tables present selected financial data of the Company as of and for each of the years in the five-year period ended December 31, 2004. The selected data of consolidated statements of operations for each of the years in the three-year period ended December 31, 2004 and consolidated balance sheets as of December 31, 2003 and 2004 have been derived from the consolidated financial statements of the Company, including the related notes, included elsewhere in this Annual Report. The selected IFRS data of consolidated statements of operations for the years ended December 31, 2000 and 2001 and IFRS consolidated balance sheets of December 31, 2000, 2001 and 2002 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report. The consolidated financial statements of the Company are prepared and presented in accordance with IFRS. Under IFRS, the purchase method of accounting was applied to account for the acquisition of the airline operations and certain related assets of China Northern Airlines Company (“CNA”) and Xinjiang Airlines Company (“XJA”) (“CNA/XJA Acquisitions”) (details of which are disclosed in “Item 4. Information on the Company — History and Development of the Company”) such that at December 31, 2004 only the acquired assets and liabilities are included in the consolidated financial statements. The results of the acquired operations and their related cash flows will be included in the consolidated financial statements of the Group beginning January 1, 2005. Under U.S. GAAP, such transaction is considered to be “a combination of entities under common control”. A combination of entities under common control is accounted for in a manner similar to a “pooling-of-interests”. Consequently, the assets and liabilities of CNA and XJA are reflected at their U.S. GAAP carrying values and the U.S. GAAP consolidated financial statements are restated to include the assets and liabilities of CNA and XJA, and their results of operations and cash flows for all periods presented. See Note 34 to the consolidated financial statements for the nature and effect of such differences and other significant differences related to the Group between IFRS and U.S. GAAP as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004 and the condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods. The following information should be read in conjunction with, and is qualified in its entirety by, the Financial Statements of the Group.

	Year ended December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(in million, except per share data)
Income Statement Data:
IFRS:
Operating revenue	15,178	16,880	18,019	17,470	23,974	2,897
Operating expenses	13,996	15,479	15,993	17,014	23,065	2,787
Operating income	1,182	1,401	2,026	456	909	110
Equity income of affiliated companies	46	53	37	48	12	1
Equity loss of jointly controlled entities	—	(4)	(3)	(39)	(5)	(1)
Gain/(loss) on sale of property, plant and equipment	373	(56)	171	(22)	(1)	—
Interest expense	(1,074)	(934)	(959)	(824)	(691)	(84)
Exchange gain/(loss), net	318	297	(176)	(164)	(59)	(7)
Other, net	86	38	43	34	68	9
Income/(loss) before taxation and minority interest	931	795	1,139	(511)	233	28
Taxation (expense)/credit	(339)	(320)	(398)	324	(78)	(9)
Minority interests	(90)	(135)	(165)	(171)	(203)	(25)
Net income/(loss)	502	340	576	(358)	(48)	(6)
Basic earnings/(loss) per share	0.15	0.10	0.17	(0.09)	(0.01)	(0.001)
Basic earnings/(loss) per ADS	7.44	5.04	8.53	(4.68)	(0.55)	(0.07)
Cash dividends declared per share	—	—	0.02	—	—	—
U.S. GAAP:
Traffic revenue	21,859	23,615	24,854	24,897	33,235	4,016
Other operating revenue	1,083	657	904	586	930	112
Operating income	1,462	1,584	1,948	366	1,877	227
Equity income of affiliated companies	46	73	45	53	17	2
Equity loss of jointly controlled entities	—	(20)	(12)	(37)	(3)	—
Interest expense	(1,970)	(1,800)	(1,820)	(1,604)	(1,184)	(143)
Foreign currency exchange gain/(loss), net	554	532	(327)	(381)	(124)	(15)
Other, net	153	106	30	64	123	15
Income/(loss) before income taxes and minority interest	245	475	(136)	(1,539)	706	85
Income tax (expense)/benefit	(309)	(408)	(365)	526	(274)	(33)
Minority interests	(53)	(97)	(154)	(127)	(193)	(23)
Net (loss)/income	(117)	(30)	(655)	(1,140)	239	29
Basic (loss)/earnings per share	(0.034)	(0.009)	(0.194)	(0.298)	0.055	0.007
Basic (loss)/earnings per ADS	(1.684)	(0.432)	(9.706)	(14.876)	2.732	0.331
Cash dividend declared per share	—	—	0.02	—	—	—

	December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(in million)
Balance Sheet Data:
IFRS:
Cash and cash equivalents	4,198	2,818	3,771	2,080	3,083	373
Other current assets	1,692	1,561	1,835	1,922	4,182	505
Property, plant and equipment, net	23,282	22,352	26,921	28,536	46,841	5,660
Total assets	30,924	30,653	37,188	39,062	62,228	7,519
Notes payable, including current installments of long term notes payable	783	2,178	5,241	7,097	11,518	1,392
Current installments of obligations under capital leases	1,776	1,452	1,567	1,298	2,144	259
Notes payable, excluding current installments	3,789	3,628	5,835	4,522	11,935	1,442
Obligations under capital leases, excluding current installments	9,416	7,692	6,632	5,543	9,599	1,160
Shareholders’ equity	8,881	9,222	9,613	11,896	11,848	1,432
U.S. GAAP:
Cash and cash equivalents	5,763	4,384	4,772	2,999	3,083	373
Other current assets	3,196	3,065	3,391	3,034	4,401	532
Property, plant and equipment, net	35,546	35,676	40,277	41,012	46,202	5,582
Total assets	48,684	48,456	54,860	58,610	65,040	7,858
Notes payable, including current portion of long term notes payable	3,965	5,359	10,304	8,600	11,518	1,392
Current installments of obligations under capital leases	2,752	2,428	2,591	2,368	2,106	254
Notes payable, excluding current portion	9,017	8,856	9,179	8,634	11,935	1,442
Obligations under capital leases, excluding current installments	15,891	14,167	13,333	13,849	11,975	1,447
Shareholders’ equity	7,432	7,315	6,796	13,098	11,169	1,349

     Selected Operating Data

     The following selected operating data of the Group for the five years ended December 31, 2004 have been derived from consolidated financial statements prepared in accordance with IFRS and other data provided by the Group and have not been audited.

      The operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the statistical standards, which has been implemented since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2000	2001	2002	2003	2004
Capacity
ASK (million)
— Domestic	28,345	31,393	33,753	32,590	41,330
— Hong Kong regional	1,744	1,690	1,746	1,347	1,896
— International	5,742	6,981	8,746	6,930	10,543
Total	35,831	40,064	44,245	40,867	53,769
ATK (million)
— Domestic	3,322	3,622	3,924	3,772	4,773
— Hong Kong regional	198	185	193	150	211
— International	1,087	1,317	1,798	1,999	2,462
Total	4,607	5,124	5,915	5,921	7,446
Kilometers flown (thousand)	209,431	234,051	258,379	249,068	324,827
Hours flown (thousand)	326	365	405	385	501
Number of landing and take-offs
— Domestic	165,726	183,651	194,776	191,460	243,410
— Hong Kong regional	14,255	13,712	13,891	11,400	15,380
— International	8,861	10,698	13,990	11,330	15,790
Total	188,842	208,061	222,657	214,190	274,580
Traffic
RPK (million)
— Domestic	16,974	19,447	22,092	21,294	29,121
— Hong Kong regional	1,074	1,060	1,081	778	1,203
— International	3,605	4,550	5,767	4,315	6,872
Total	21,653	25,057	28,940	26,387	37,196
RTK (million)
— Domestic	1,941	2,217	2,532	2,424	3,206
— Hong Kong regional	107	105	108	78	120
— International	565	712	974	1,059	1,337
Total	2,613	3,034	3,614	3,561	4,663
Passengers carried (thousand)
— Domestic	14,450	16,499	18,535	18,259	25,002
— Hong Kong regional	1,444	1,409	1,369	1,019	1,394
— International	957	1,213	1,589	1,192	1,811
Total	16,851	19,121	21,493	20,470	28,207
Cargo and mail carried (tons)	353,000	398,000	470,000	464,000	545,000
Load Factors
Passenger load factor (RPK/ASK) (%)
— Domestic	59.9	61.9	65.5	65.3	70.5
— Hong Kong regional	61.6	62.7	61.9	57.8	63.4
— International	62.8	65.2	65.9	62.3	65.2
Total	60.4	62.5	65.4	64.6	69.2
Overall load factor (RTK/ATK) (%)
— Domestic	58.4	61.2	64.5	64.2	67.2
— Hong Kong regional	54.0	56.8	55.8	52.2	56.9
— International	52.0	54.1	54.2	53.0	54.3
Total	56.7	59.2	61.1	60.1	62.6
Breakeven load factor (%)	54.0	55.6	55.9	61.6	61.9

	Year ended December 31,
	2000	2001	2002	2003	2004
Yield
Yield per RPK (RMB)
— Domestic	0.62	0.62	0.55	0.57	0.58
— Hong Kong regional	1.06	1.06	0.98	0.96	0.92
— International	0.43	0.41	0.42	0.47	0.46
Total	0.61	0.60	0.54	0.57	0.57
Yield per cargo and mail ton kilometers (RMB)	2.13	1.76	1.73	1.62	1.67
Yield per RTK (RMB)
— Domestic	5.90	5.83	5.21	5.40	5.53
— Hong Kong regional	11.19	11.26	10.36	10.35	9.83
— International	3.63	3.31	3.25	2.90	3.31
Total	5.63	5.43	4.84	4.76	5.01
Fleet
— Boeing	89	91	102	108	137
— Airbus	20	20	20	24	46
— McDonnell Douglas	—	—	—	—	35
— Others	—	—	—	—	13
Total aircraft in service at period end	109	111	122	132	231
Overall utilization rate (hours per day)	8.7	9.1	9.8	8.5	9.9
Financial
Operating cost per ASK (RMB)	0.39	0.39	0.36	0.42	0.43
Operating cost per ATK (RMB)	3.04	3.02	2.70	2.87	3.10

     Exchange Rate Information

     The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

		Average(1)
Period	Period End	(RMB per US$)	High	Low
Annual Exchange Rate
2000	8.2781	8.2784	8.2799	8.2768
2001	8.2766	8.2766	8.2910	8.2642
2002	8.2773	8.2773	8.2897	8.2152
2003	8.2767	8.2772	8.2800	8.2769
2004	8.2765	8.2765	8.2889	8.2641

     The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
December 2004	8.2889	8.2641
January 2005	8.2889	8.2641
February 2005	8.2889	8.2641
March 2005	8.2889	8.2641
April 2005	8.2889	8.2641
May 2005	8.2889	8.2641
June 2005 (up to June 21, 2005)	8.2889	8.2641

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

     Dividend Payments

     No interim dividends were paid during the year ended December 31, 2004. The Board of Directors of the Company (“Board of Directors”) has not recommended payment of a final dividend in respect of the year ended December 31, 2004.

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

High operating leverage and foreign exchange exposure

     The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a proportionately higher decrease in net income. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese Yen. The Company incurred a net exchange loss of RMB164 million and RMB59 million for 2003 and 2004, respectively, mainly as a result of Japanese Yen fluctuations. A majority of these exchange losses were unrealized in nature.

Potential conflicts of interest

     CSAHC will continue to be the controlling shareholder of the Company. CSAHC and certain of its affiliated companies will continue to provide certain important services to the Company, including the import and export of aircraft spare parts and other flight equipment, housing services and financial services. In addition, Mr. Liu Shao Yong, the Chairman of the Board of Directors, also serves as the General Manager of CSAHC. The interests of CSAHC may conflict with those of the Company. In addition, any disruption of the provision of services by CSAHC’s affiliated companies or a default by CSAHC of its obligations owed to the Company could affect the Company’s operations and financial conditions. In particular, as part of its cash management system, the Company periodically places significant amount of demand deposits with Southern Airlines Group Finance Company Limited (“SA Finance”), a PRC authorized financial institution controlled by CSAHC and an affiliated company of the Company. As a result, the Company’s deposits with SA Finance are subject to the risks associated with the business of SA Finance over which the Company does not exercise control. As of December 31, 2003 and 2004, the Group had short-term deposits of RMB366 million and RMB406 million, respectively, with SA Finance.

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

Risks relating to certain real property

     Although systems for registration and transfer of land use rights and related real property interests in China have been implemented, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters buildings and other facilities are located and the buildings that the Company uses at its route base in Wuhan, Haikou and Zhengzhou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. Lack of adequate documentation for land use rights and ownership of buildings subjects the Company to challenges and claims by third parties with respect to the Company’s use of such land and buildings.

     The Company has been occupying all of the land and buildings described above without challenge or claim by third parties. CSAHC has received written assurance from the General Administration of Civil Aviation of China (“CAAC”) to the effect that CSAHC is entitled to continued use and occupancy of the land and certain related buildings and facilities. However, such assurance does not constitute formal evidence of CSAHC’s right to occupy such lands, buildings and facilities, or the right to transfer, mortgage or lease such real property interests. The Company cannot predict the magnitude of the adverse effect on its operations if its use of any one or more of these parcels of land or buildings were successfully challenged. CSAHC has agreed to indemnify the Company and Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), the Company’s jointly controlled entity, against any loss or damage caused by any challenge of, or interference with, the use by the Company and GAMECO of any of their respective land and buildings.

Risks associated with Hong Kong regional routes

     The Company’s Hong Kong regional routes benefit from traffic originating in Taiwan. The Company’s Hong Kong regional routes might be materially adversely affected if direct flights between Taiwan and Mainland China were permitted in the future. In such event, Xiamen Airlines Company Limited (“Xiamen Airlines”), the Company’s subsidiary, might apply for route rights for direct flights between Taiwan and Mainland China, due partly to the proximity to Taiwan of Fujian province, where Xiamen Airlines is based. However, there can be no assurance that sufficient routes and flights between destinations in Taiwan and Mainland China could be obtained by Xiamen Airlines, if at all, or that adequate yields will be generated on these routes and flights.

Risks Relating to the Chinese Commercial Aviation Industry

Government regulation

     The Company’s ability to implement its business strategy will continue to be affected by regulations and policies issued or implemented by the CAAC, which encompasses substantially all aspects of the Chinese commercial aviation industry, including the approval of domestic, Hong Kong regional and international route allocation, air fares, aircraft acquisition, jet fuel prices and standards for aircraft maintenance, airport operations and air traffic control. Such regulations and policies limit the flexibility of the Company to respond to market conditions, competition or changes in the Company’s cost structure. The implementation of specific CAAC policies could from time to time adversely affect the Company’s operations. The CAAC has confirmed in writing that the Company will be treated equally with other Chinese airlines with respect to certain matters regulated by the CAAC. Nevertheless, there can be no assurance that the CAAC will, in all circumstances, apply its regulations and policies in a manner that results in equal treatment of all airlines.

Jet fuel supply and costs

     The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel costs for 2004 accounted for 26.2% of its operating expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai and Sanya airports) must be purchased from the exclusive providers, China Aviation Oil Supplies Company (“CAOSC”) and Bluesky Oil Supplies Company, companies controlled and supervised by the CAAC. Chinese airlines may also purchase their jet fuel requirements at the Shenzhen, Zhuhai and Sanya airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the State Planning Commission based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines. Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. Since then, however, domestic jet fuel price from CAOSC has always been higher than international jet fuel prices, sometimes creating tension in fuel supply. In addition, jet fuel shortages have occurred in China and, on limited occasions before 1993, required the Company to delay or cancel flights. Although such shortages have not materially affected the Company’s results of operations since 1993, there can be no assurance that such shortage will not occur in the future. If such shortage occurs in the future and the Company is forced to delay or cancel flights due to fuel shortage, its operational reputation among passengers and results of operations may suffer.

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

Competition

     The CAAC’s extensive regulation of the Chinese commercial aviation industry has had the effect of managing competition among Chinese airlines. Nevertheless, competition has become increasingly intense in recent years due to a number of factors, including relaxation of certain regulations by the CAAC, and an increase in the capacity, routes and flights of Chinese airlines. Competition in the Chinese commercial aviation industry has led to widespread price-cutting practices that do not in all respects comply with applicable regulations. Until the interpretation, if it occurs, of CAAC regulations limiting or prohibiting such price-cutting has been finalized and strictly enforced, discounted tickets from competitors will continue to have an adverse effect on the Company’s sales.

     The Company faces varying degrees of competition on its Hong Kong regional routes from certain Chinese airlines and Hong Kong Dragon Airlines Limited and on its international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than the Company. In addition, the public’s perception of the safety and service records of Chinese airlines could adversely affect the Company’s ability to compete against its Hong Kong regional and international competitors. Many of the Company’s international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of the Company, or engage in promotional activities, such as International Alliance programs, that may enhance their ability to attract international passengers.

Limitation on foreign ownership

     Chinese Government policies limit foreign ownership in Chinese airlines. Under these policies, the percentage ownership of the Company’s total outstanding ordinary shares held by investors in Hong Kong and any country outside China (“Foreign Investors”) may not in the aggregate exceed 49%. Currently, 26.8% of the total outstanding ordinary shares of the Company is held by Foreign Investors. For so long as the limitation on foreign ownership is in forrce, the Company will have no meaningful access to the international equity capital markets.

Consolidation and Restructuring

     In 2000, the CAAC announced a restructuring plan with respect to the PRC aviation industry. Pursuant to such restructuring plan, each domestic airline is directed to consolidate into one of the three major airline groups in China: CSAHC, China National Aviation Holding Company and China Eastern Air Holding Group. As approved by the Company’s shareholders in an extraordinary general meeting on December 31, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA. These consolidation and restructuring pursuant to the CAAC restructuring plan may involve uncertainties and risks over a long period of time, including the following:

•	failure to achieve the anticipated synergies, cost savings or revenue enhancing opportunities resulting from the restructuring activities;

•	diversion of management’s attention from existing business concerns and other business opportunities of the Group;

•	difficulty in integrating the assets and business of other airlines, including its employees, corporate culture, managerial systems and processes, business information systems and services;

•	difficulty in exercising control and supervision over various new operations within the Group;

•	failure to retain key personnel; and

•	increase in financial pressure due to assumption of recorded / unrecorded liabilities of the acquired businesses.

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

     The value of Renminbi is subject to changes in Chinese Government policies and depends to a large extent on China’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of Renminbi to US dollars has been stable. There can be no assurance, however, that such rates will not be volatile or that there will be no further devaluation of the Renminbi against the foreign currencies in which the Company’s obligations are denominated, principally the US dollar and the Japanese Yen. Based on the Company’s foreign currency denominated obligations as of December 31, 2004, a 1% change in the exchange rate between the Renminbi and the US dollar, or between the Renminbi and Japanese Yen, would have resulted in an unrealized gain or loss of RMB260 million (US$31 million). As the Company is not able to hedge effectively against the devaluation of the Renminbi other than by retaining its foreign exchange-denominated earnings and receipts to the extent permitted by applicable law, any future devaluation in the Renminbi could adversely affect the Company’s results of operations and financial condition. The Company’s results of operations and financial condition may also be affected by changes in the value of currencies other than the Renminbi in which the Company’s earnings and obligations are denominated.

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

Taxation of holders of H Shares or ADS by China

     Chinese tax law generally provides for the imposition of a withholding tax on dividends paid by a Chinese company to a non-Chinese shareholder at a rate of 20%. In a notice and a letter issued by the State Taxation Bureau of the PRC, however, the Chinese tax authorities confirmed that the imposition of this withholding tax on dividends paid by joint stock companies, such as the Company, had been suspended. Accordingly, for so long as this imposition is suspended and not replaced or supplemented with similar requirements, any future dividends to be paid by the Company to holders of H Shares or ADS who are foreign individuals not resident in China or which are foreign enterprises with no permanent establishment in China will not be subject to a Chinese withholding tax. In the event that the suspension of the withholding tax is lifted, such payments will be subject to withholding tax at the 20% rate unless the holder is entitled to a tax waiver or a lower tax rate under an applicable double-taxation treaty. See Item 10 “Additional Information — Taxation”.

ITEM 4. INFORMATION ON THE COMPANY.

History and Development of the Company

     The Company is a joint stock company incorporated in China on March 25, 1995, and is 50.3% owned by CSAHC. The registered address of the Company is Guangzhou Economic & Technology Development Zone, People’s Republic of China (telephone no: (86)20-8612-4738, website: www.cs-air.com).

     During 2002, the Company entered into an Interest Transfer and Capital Injection Agreement with China State Post Bureau, Shanghai Municipal Post Office, Post Office of the Inner Mongolian Autonomous Region and China Philately Corporation, pursuant to which the Company contributed RMB150 million (or US$18.12 million) in cash to acquire a 49% equity interest in China Postal Airlines, Ltd. The China State Post Bureau holds the remaining 51%. In addition, the Company paid RMB136.5 million (equivalent to approximately US$16.5 million) to acquire 39% interest in Sichuan Airlines Corporation Limited to further expand its market shares in South-western China. The Group also jointly established a new 51%: 49% joint venture, namely Zhuhai Xiang Yi Aviation Technology Company Limited, the first sino-foreign joint venture company engaging in aviation training services in the PRC, with CAE. The registered capital of the joint venture company is US$29.8 million.

     On March 13, 2003, the Company obtained an approval certificate from the Ministry of Commerce to change to a permanent limited company with foreign investments and on October 17, 2003 obtained a business license for its new status, as a permanent limited company with foreign investments issued by the State Administration of Industry and Commerce of the People’s Republic of China.

     Pursuant to an extraordinary general meeting of shareholders held on May 21, 2002, a resolution was passed authorizing the Company to issue not more than 1,000,000,000 A Shares of par value of RMB1.00 each. The Company issued and listed its 1,000,000,000 A Shares with a par value of RMB1.00 each on the Shanghai Stock Exchange in July 2003.

     On October 17, 2003, the Company’s registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document “Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043”, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective October 1, 2003. As a result, the Company’s income tax rate has been changed from 33% to 15% beginning from that date.

     Instabilities in the world economy and in global politics continued to drive up the prices of aviation fuel in the international market. As a result, fuel costs rose substantially, accounting for more than 30% of the operating costs of the Group. The Group, without compromising flight safety, adopted various technical measures, including the preparation of precise flight plans and minimisation of turnaround time, so as to reduce fuel consumption. However, as an airline in China, the options available to the Group were limited in this respect. As such, the high aviation fuel price exerted immense pressure on the operating expenses of the Group.

     The Group has revamped its marketing management by designating an accountability system to each of its sales managers. These measures have encouraged the operating and marketing team of the Group to be more proactive and vigilant of the difficulties faced by the Group, thereby maximising the total revenue of the Group to the greatest possible extent. In addition, the commencement of operation of the new Guangzhou Baiyun International Airport, the main hub of the Group, provides a wider platform of development for the operations of the Company. Moreover, the Group has successfully secured the exclusive right to use Terminal No. 1 of the Beijing Capital International Airport, making a substantial step in carrying out the strategy of the Group to improve its flight routes network.

     Flight safety is a perennial concern to airlines. In this regard, the Group is committed to flight safety by strengthening internal safety checks, pilot training and aircraft maintenance. As a result, the Group was awarded the Golden Roc Cup, the highest award for flight safety in the Chinese civil aviation industry, for the fourth time in 2004.

     The acquisition of the airline operations of CNA and XJA was approved at the general meeting of the Company held on December 31, 2004. Such acquisition provides a robust platform for the Group to consolidate its market leadership and financial results. It also brought in various benefits to the Group by expanding its flight service network, fleet size and transport capacity, as well as lowering costs and improving overall efficiency. Given the investment incentive policies such as “Go West” and “Revitalising the Old Industrial Bases in the North-eastern Region” promulgated by the Chinese government, the economy in the western and north-eastern regions of China is expected to grow at a rapid pace in the coming decades, which in turn provides substantial growth potential for the Group. Ultimately, the acquisition will strengthen the Group’s position as the largest airline in China and will create positive value to its investors. At present, the management of the Group focuses on harnessing the expanded business capacity and operation scale of the Group, and on enhancing its overall management standards through an integration of corporate culture, innovation and development, thereby realising the ultimate goal of the Group’s reorganisation.

     Pursuant to “Pricing Reform of Domestic Civil Aviation” as approved by the State Council of China effective on April 20, 2004, prices on domestic routes now fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through local price bureau, the government now provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform.

     The Group had RMB6,351 million, RMB4,707 million and RMB6,631 million capital expenditures in 2002, 2003 and 2004 respectively. Of such capital expenditures in 2004, RMB5,017 million were financed by bank borrowings while the remaining RMB1,614 million were financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and building for operations.

CNA/XJA Acquisitions

     Pursuant to a sale and purchase agreement dated November 12, 2004 between the Company, China Southern Airlines Holding Company, CNA and XJA which was approved by the Company’s shareholders in an extraordinary general meeting held on December 31, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA with effect from December 31, 2004 (the “CNA/XJA Acquisitions”). The consideration payable for the CNA/XJA Acquisitions amounting to RMB15,522 million was determined based on the fair value of the acquired assets. Such consideration was partly satisfied by assumption of debts and liabilities of CNA and XJA totaling RMB13,563 million outstanding as of December 31, 2004 and the remaining balance of RMB1,959 million is required to be satisfied in cash by December 31, 2005.

     The CNA/XJA Acquisitions have significantly expanded the fleet size and flight service network as well as the market share of the Group. Presently, the Group is implementing various measures to harnessing the expanded flight capacity and operations and integrating the business cultures and goals of the acquired operations with those of the Group.

Business Overview

General

     The Group provides commercial airline services throughout China, Hong Kong and Macau regions, Southeast Asia and other parts of the world. The Group is one of the three largest Chinese airlines and, as of year end 2004, ranked first in terms of passengers carried, number of scheduled flights per week, number of hours flown and size of route network and aircraft fleet. During the three years ended December 31, 2004, the Group’s RPKs increased at a compound annual rate of 13.4%, from 28,940 million in 2002 to 37,196 million in 2004, while its capacity, measured in terms of ASKs, increased at a compound annual rate of 10.2%, from 44,245 million in 2002 to 53,769 million in 2004. In 2004, the Group carried 28.21 million passengers and had passenger revenue of RMB21,100 million (US$2,550 million). Net loss for 2004 was RMB48 million (US$6 million).

     The Group conducts a portion of its airline operations through its airline subsidiaries namely Xiamen Airlines, Southern Airlines Group Shantou Airlines Company Limited (“Shantou Airlines”), Guangxi Airlines Company Limited (“Guangxi Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”) and Guizhou Airlines Company Limited (“Guizhou Airlines”) (collectively, the “Airline Subsidiaries”). In 2004, the Airline Subsidiaries carried 10.5 million passengers and had operating revenue of RMB7,436 million (US$898 million) and accounted for 37.3% and 31.9% of the Group’s passengers carried and operating revenue, respectively.

     The Group also provides air cargo and mail services. The cargo and mail revenue of the Group increased by 14.8% to RMB2,244 million (US$271 million) in 2004 as compared with 2003. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.

     As of the year end of 2004, the Group operated 542 routes, of which 434 were domestic, 85 were international and 23 were Hong Kong regional. The Group operates the most extensive domestic route network among all Chinese airlines. In 2004, the Group operated an average of 5,280 landings and take-offs per week, serving 143 destinations. Its route network covers commercial centres or rapidly developing economic regions in Mainland China.

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

     In addition to its main route base in Guangzhou, the Group also maintains eighteen regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Urumqi, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Beihai, Shantou, Sanya and Guiyang. All of these regional route bases are located in provincial capitals or major commercial centers in China.

     The Group’s operations primarily focus on the domestic market. In addition, the Group also operates Hong Kong regional and international flights. As of year end of 2004, the Group had 23 Hong Kong regional routes and 85 international routes. The Group’s Hong Kong regional operations include flights between destinations in China and Hong Kong and Macau. The Group’s international operations include scheduled services to Tokyo, Osaka, Amsterdam, Sharjah, Los Angeles, Fukuoka, Seoul, Sydney, Dubai, Paris and 11 Southeast Asian destinations. The Group operates the most extensive Southeast Asian route network among Chinese airlines.

     As of December 31, 2004, the Group operated a fleet of 231 aircraft, consisting primarily of Boeing 737-300, 737-500, 737-700, 737-800, 747-400, 757-200, 777-200, Airbus 320-200 and 319-100, McDonnell Douglas 82 and 90, Cessna 208B, ATR-72 and Embraer 145 aircraft. The average age of the Group’s fleet was 7.47 years as of the year end of 2004.

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

     In July 1997, the Company completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB 1.00 per share, and listing of the H Shares on the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and American Depositary Shares (“ADSs”, each ADS representing 50 H Shares) on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of the issued and outstanding shares of capital stock of the Company, consisting of 2,200,000,000 Domestic Shares, par value RMB 1.00 per share, were owned by CSAHC, which owns and exercises, on behalf of the Chinese Government and under the supervision of the CAAC, the rights of ownership of the Domestic Shares held by CSAHC. After giving effect to the private placement and the initial public offering, CSAHC’s continued ownership of the 2,200,000,000 Domestic Shares, represented approximately 65.2% of the total share capital of the Company, and will be entitled to elect all the directors of the Company and to control the management and policies of the Group. Domestic Shares and H Shares are both ordinary shares of the Company.

     Pursuant to an extraordinary general meeting of shareholders held on May 21, 2002, a resolution was passed authorizing the Company to issue not more than 1,000,000,000 A Shares of par value of RMB1.00 each. The Company issued 1,000,000,000 A Shares with a par value of RMB1.00 each in July 2003 and listed these shares on the Shanghai Stock Exchange. Subsequent to the A Share issue, the shareholding of CSAHC on the Company was reduced from 65.2% to 50.3%.

     Traffic

     The following table sets forth certain statistical information with respect to the Group’s passenger and cargo and mail traffic for the years indicated.

Passenger carried			Cargo and Mail Carried (tons)		Total traffic (tons kilometers)
		Increase		Increase		Increase
		(decrease)		(decrease)		(decrease)
		over		over		over
Year	Total	previous year	Total	previous year	Total	previous year
	(in million)	(%)	(in thousand)	(%)	(in million)	(%)
2000	16.85	11.5	353.0	(9.7)	2,613.0	30.5
2001	19.12	13.5	398.0	12.7	3,034.0	16.1
2002	21.49	12.4	470.0	18.1	3,614.0	19.1
2003	20.47	(4.7)	464.0	(1.3)	3,561.0	(1.5)
2004	28.21	37.8	545.0	17.5	4,663.0	30.9

     Route Network

     Overview

     The Group operates the most extensive route network among the Chinese airlines. As of December 31, 2004, the Group operated 542 routes consisting of 434 domestic routes, 23 Hong Kong regional routes and 85 international routes. In 2004, the Group conducted an average of 5,280 landings and take-offs per week, serving 143 destinations.

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

     In order to expand the Group’s international route network, the Group has entered into code-sharing agreements with several international airlines, including Delta Airlines, Asiana Airlines, Japan Air System, Vietnam Airlines, Royal Dutch Airlines and Garuda Indonesian. Under the code sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by the Group to passengers using the Group’s codes. Similarly, the Group is permitted to sell tickets for the other participating airlines using its “CZ” code. The code sharing agreements help increase the number of the Group’s international sales outlets.

     Route Bases

     In addition to its main route base in Guangzhou, the Group maintains eighteen regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Urumqi, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Shantou, Guiyang, Sanya and Beihai. Most of its regional route bases are located in provincial capitals or major commercial centres in the PRC.

     The Group believes that its extensive network of route bases enables it to coordinate flights and deploy its aircraft more effectively and to provide more convenient connecting flight schedules and access service and maintenance facilities for its aircraft. The Group believes that the number and location of these route bases may enhance the Group’s ability to obtain the CAAC’s approval of requests by the Group to open new routes and provide additional flights between these bases and other destinations in China. Current regulations of the CAAC generally limit airlines to operations principally conducted from their respective route bases.

     The Chinese Government approved a new Guangzhou airport project, which commenced construction in 2000 and completed in August 2004. The commencement of operation of the new Guangzhou Baiyun International Airport which is the main hub of the Group, provides a wider platform of development for the operations of the Company.

     Moreover, the Group has successfully secured the exclusive right to use Terminal No. 1 of the Beijing Capital International Airport, marking a substantial step in carrying out the strategy of the Group to improve its flight routes network.

     Domestic Routes

     The Group’s domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2004, the Group’s most profitable domestic routes were the routes between Guangzhou and Beijing, Shenzhen and Shanghai, Guangzhou and Shanghai, Beijing and Guangzhou, Shenzhen and Beijing, Shanghai and Guangzhou, Shanghai and Shenzhen, Beijing and Shenzhen, Guangzhou and Chengdu, and among Guangzhou, Dalian and Harbin.

     Hong Kong and Macau Regional Routes

     The Group offers scheduled service between Hong Kong and Guangzhou, Kunming, Xiamen, Shantou, Beijing, Guilin, Meixian, Haikou, Wuhan, Zhengzhou, Nanning, Changsha, Quanzhou and Sanya; and between Macau and Fuzhou, Hangzhou and Xiamen. The Group’s Hong Kong regional routes also include routes between Hong Kong or Macau and other destinations in China, including Zhang Jia Jie and Wu Yi Shan, which the Group operates on a “charter” flight basis, as explained below. The Group believes that the routes on which it operates these “charter” flights are among its highest yielding routes, primarily because the Group faces limited competition on such routes and is consequently less subject to downward pricing pressures. In 2004, the most profitable Hong Kong regional routes (other than these “charter” flights) were those between Hong Kong and each of Guangzhou, Beijing, Wuhan, Kunming, Haikou, and Zhengzhou.

     The Group’s “charter” flights are regularly scheduled flights, but permission to operate these flights is subject to monthly review by the CAAC and the Civil Aviation Department of the Hong Kong SAR. The CAAC has informally indicated that it primarily considers market demand and airline capability in granting permission for such flights. The Group has been able to maintain all of the Hong Kong regional routes which it operates on a “charter” flight basis and believes that demand on such routes will continue. In 2004, the Group conducted a total of 15,380 flights on its Hong Kong regional routes, accounting for approximately 29.7% of all passengers carried by Chinese airlines on routes between Hong Kong or Macau and destinations in China.

     International Routes

     The Group is the principal Chinese airline connecting the rapidly developing Pearl River Delta region of China to Southeast Asia, with 27 routes serving 11 Southeast Asian destinations, including Singapore and major cities in Indonesia, Thailand, Malaysia, the Philippines, Vietnam and Laos. In 2004, the Group’s most profitable international routes were those between Guangzhou and Ho Chi Minh City, Guangzhou and Bangkok. The Group believes that, among Chinese airlines, it is well-positioned to benefit from the business opportunities arising out of increased air traffic and the growing economic relationships between China and Southeast Asian countries.

     In addition to the 27 routes serving 11 Southeast Asian destinations, the Group operates 17 other international routes providing scheduled services to Amsterdam, Sharjah, Osaka, Tokyo, Fukuoka, Seoul, Los Angeles, Sydney, Melbourne, Dubai and Paris.

     Aircraft Fleet

     The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft, the acquisition of existing aircraft in conjunction with our acquisition of CNA and XJA, and the retirement of less efficient, older aircraft. As of December 31, 2004, the Group operated a fleet of 231 aircraft with an average age of 7.47 years. Most aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Most of the aircraft operated by the Group are leased pursuant to various types of leasing arrangements.

     The following table sets forth certain information regarding the Group’s fleet of 231 aircraft as of December 31, 2004.

			Average
	Number of	Average age	Passenger
Model	Aircraft	(years)	Capacity
Boeing 777-200	5	8.53	380
Boeing 777-21B	5	6.20	292
Boeing 757-200	38	11.56	200
Boeing 747F	2	2.42	n/a
Boeing 737-800	12	1.86	167
Boeing 737-700	17	2.42	138
Boeing 737-500	18	12.09	132
Boeing 737-300	38	10.96	145
Boeing 737-300QC	2	15.97	128
Airbus 300-600	6	9.86	274
Airbus 319-100	8	1.43	128
Airbus 320-200	24	5.09	158
Airbus 321-100	8	2.72	185
McDonnell Douglas 82	22	13.54	147
McDonnell Douglas 90	13	6.88	157
Embraer 145 Jet	5	0.20	50
Cessna 208B	3	2.50	14
ATR-72	5	7.02	72

	231

     During 2004, the Group continued to expand and modernize its aircraft fleet. In 2004, the Group’s major aircraft transactions included:

•	The addition of one B777-200 and four Airbus 320 aircraft under operating lease;

•	The acquisition of two Boeing 757-200 aircraft, eight Boeing 737-700 and five Embraer 145 Jet financed by a combination of internal funds and long term bank loans; and

•	The acquisition of seventy eight aircraft including seventeen Boeing, eighteen Airbus, thirty five McDonnell Douglas, three Cessna 208B and five ATR72 aircraft through the acquisition of the airline operations and certain related assets of China Northern Airlines Company and Xinjiang Airlines Company which was approved by the Company’s shareholders in an extraordinary general meeting on December 31, 2004.

     In January 2005, the Company, as a lessee, entered into an agreement with an independent lessor for operating leases of nine Boeing 737-800 aircraft for a term of seven years with total future lease payments totalling approximately RMB1,721 million, scheduled for deliveries in 2005 and 2006.

     In January 2005, China Aviation Supplies Import and Export Corporation, as a sole importing agent, entered into, on behalf of several PRC airlines including the Group, a general purchase agreement with the Boeing Company for the import of Boeing B7E7 aircraft. The Company, being one of the ultimate users for thirteen of the Boeing B7E7 aircraft, endorsed the general purchase agreement. The Company is currently in negotiation with the Boeing Company regarding the purchase agreements on such aircraft.

     In March 2005, the Company, as a lessee, entered into another agreement with an independent lessor for operating leases of a total of twenty-five aircraft comprising five Boeing 737-700 aircraft, five Boeing 737-800 aircraft, five Airbus 320-200 aircraft and ten Airbus 321-200 aircraft with scheduled deliveries in 2006 and 2007. The term of the lease ranges from ten to twelve years with total future lease payments totalling approximately RMB8,243 million.

     In April 2005, the Company entered into a purchase agreement with Airbus SNC for the purchase of five Airbus A380 aircraft, scheduled for deliveries in 2007 to 2010.

Aircraft Financing Arrangements

Overview

      A significant portion of the Group’s aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to nine years. As of December 31, 2004, 47 of the Group’s 231 aircraft were operated under capital leases, 84 were operated under operating leases, 53 were financed by long-term mortgage loans, while the remaining were acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made pursuant to operating leases or financed by long-term mortgaged loans. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

     The following table sets forth, as of December 31, 2004, the number of aircraft operated by the Group pursuant to capital and operating leases and the remaining terms, expressed in years, of such leases.

			Average
	Capital	Operating	Remaining
Model	Lease	Lease	Lease Term
Boeing 777-200 and 777-21B	5	4	5.63
Boeing 757-200	—	15	4.23
Boeing 737-700	—	8	5.22
Boeing 737-500	—	18	1.91
Boeing 737-300	4	12	2.23
Boeing 737-300QC	—	2	4.00
Airbus 300-600	6	—	2.20
Airbus 319-100	—	8	9.02
Airbus 320-200	18	6	3.72
Airbus 321-100	4	—	7.24
McDonnell Douglas 82	—	11	3.06
McDonnell Douglas 90	10	—	2.69

	47	84

Capital Leases

     As of December 31, 2004, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB13,055 million (US$1,577 million). As of year end 2004, a majority of the Group’s capital leases had original terms ranging from ten to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to nine years. The Group’s capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As a customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

     As of December 31, 2004, the Group’s aggregate future minimum lease payments required under its operating leases were RMB12,750 million (US$1,541 million). As of year end 2004, the Group’s operating leases had original terms generally ranging from eight to ten years from the date of delivery of the relevant aircraft, and the remaining terms of these leases generally ranged from one to ten years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

     Pursuant to capital or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Taxation Bureau, lease arrangements executed prior to September 1, 1999 are exempt from PRC withholding tax. The PRC withholding tax payable in respect of the operating leases executed after September 1, 1999 of RMB14 million, RMB8 million and RMB23 million during 2002, 2003 and 2004 respectively, have been included as part of the operating lease charges.

Aircraft Flight Equipment

     The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. As of year end 2004, the Group had 67 spare jet engines for its fleet. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Rotables and certain of the expendables for the Group’s aircraft are generally purchased by Southern Airlines (Group) Import & Export Trading Corporation (“SAIETC”), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

     A major part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by GAMECO, a jointly controlled entity established by the Company, Hutchison Whampoa (“Hutchison”) and South China International Aircraft Engineering Company Limited, consistent with the Group’s strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft before, after and between flights (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China having been certified as a repair station by both the CAAC and the FAA. In March 1998, GAMECO received an approval certificate from the United Kingdom Civil Aviation Authority for the repair and maintenance of aircraft and aircraft engines.

     The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capabilities include overhaul of more than 90% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. GAMECO also provides line maintenance services to 9 other Chinese airlines and 13 international airlines. GAMECO provides heavy maintenance services to 5 other Chinese airlines and 9 international airlines.

     The Company and GAMECO had entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On 17 May, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services (the “Fee Agreement”). Pursuant to the Fee Agreement and subsequent agreements, GAMECO charged the Company for expendables at cost plus 15%, and labour costs at US$30.0 per hour during 2004. For the year ended December 31, 2004, the amount incurred by the Group for such repair and maintenance services was RMB659,850,000.

     Overhauls of jet engines are performed by overseas qualified service providers in Germany, Malaysia, Canada and England. Starting from 2003, MTU Maintenance Zhuhai Co., Ltd., (“MTU Zhuhai”) a jointly controlled entity of the Company and MTU Aero Engines Gmbh., also performed overhauls of certain jet engines for the Group. For the year ended December 31, 2004, repair fees amounting to RMB499 million were paid to MTU Zhuhai.

     Safety

     The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. There was no serious incidents involving casualty or flight damage throughout the three years ended December 31, 2004. For minor “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below the standard prescribed by the CAAC. For example, the Company’s “flight incident” ratio was 0.42, 0.13 and 0.13 in 2002, 2003 and 2004, respectively. In comparison, CAAC’s published maximum acceptable flight incident ratio was 1.5 in 2002 and 1.3 in 2003 and 0.9 in 2004. This ratio is defined as the occurrence of one incident for every 10,000 hours of flight time. As a result, the Group was awarded the Golden Roc Cup, the highest award for flight safety in the PRC civil aviation industry, for the fourth time in 2004.

     Jet Fuel

     Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs for 2004 accounted for 26.2% of the Group’s operating expenses. Like all Chinese airlines, the Group is generally required by the Chinese Government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Zhuhai and Sanya airports which are supplied by Sino-foreign joint ventures in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

     CAOSC’s maximum fuel price in 2004 was RMB4,190 per ton. The average price paid by the Group in 2004 was RMB3,772 per ton, which represents a 22.7% increase from that of 2003.

     To address the problem of high jet fuel prices since 2000, CAAC has announced a policy permitting airlines to impose a fuel surcharge on passengers carried by their domestic and Hong Kong regional flights for the purpose of offsetting the effect of rising jet fuel prices. Such surcharges have been imposed by the Group since November 1, 2000 at the prescribed rates set by the CAAC.

     In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese Government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 26.15% of the Group’s total jet fuel consumption in 2004.

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

     To enhance its management of flight operations, the Group’s computerized flight operations control system (SOC) began operation in May 1999. The system utilizes advanced computer and telecommunications technology to manage the Group’s flights on a centralized, realtime basis. The Group believes that the system will assist it to (i) compile flight schedules more efficiently; (ii) increase the utilization of aircraft; (iii) allow real-time tracking of all of the Group’s flights; and (iv) improve coordination of the Group’s aircraft maintenance and ground servicing functions.

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

     At new Baiyun International Airport in Guangzhou, the Group operates its own passenger check-in, cargo, mail and baggage handling, aircraft maintenance and cleaning services. The Group also provides such services to other airlines that operate in new Baiyun International Airport.

     Ground services at the airports in Shenzhen, Changsha,Wuhan, Zhengzhou, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Shantou, Guiyang and Beihai are primarily operated directly by the Group. Ground services at other airports in China are provided to the Group by local airport authorities or local airlines pursuant to various service agreements. Ground services and other services at airports outside China are provided to the Group by foreign services providers pursuant to various service agreements with such parties. All such agreements of the Group are short term and otherwise on terms that are customary in the industry.

     Air Catering

     The Company owns a 51% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”). Nanland provides in-flight meals, snacks, drinks and related services for all of the Group’s flights originating in Guangzhou and substantially all other flights departing from new Baiyun International Airport. The Group contracts with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry.

     Cargo and Mail

     The Group also provides air cargo and mail services. A significant portion of these services is combined with passenger flights services. Currently, the Group also has two Boeing 747-400 freighters servicing three international cargo routes, Shenzhen to Chicago and Belgium and Shanghai to Amsterdam.

     Currently, the Group conducts its cargo business primarily through its cargo division in Shenzhen. To further tap into the growing cargo market, the Group has commenced the construction of a cargo centre in the Guangzhou new airport in 2004, at a budgeted cost of Rmb254 million.

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

     In Hong Kong, ticket sales and reservations services are provided to the Group by China National Aviation Corporation and Nanlung Travel Agency Limited (a subsidiary of CSAHC) for a commission of 3% – 9% of the ticket price. The Group also has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2004, approximately 30% of all ticket sales for the Group’s scheduled flights were made by the Group’s and CAAC’s network of sales offices and CSAHC’s affiliates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents, substantially all of whom operate in cities throughout China, with the remainder operating principally in Hong Kong and other Southeast Asian destinations served by the Group. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents in China a commission of 3% of the ticket price, and pays independent sales agents outside China a commission ranging from 5% to 9% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2004, independent sales agents accounted for approximately 70% of the Group’s ticket sales for its scheduled flights.

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

     The Group has been seeking to increase its name recognition by offering new services to passengers. For example, the Group was the first Chinese airline to provide off-airport check-in services. The Group also offers transfer and baggage “through-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan.

     To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club”, and the “Egret Mileage Plus”. By the end of 2004, the Group had approximately 3,500,000 members under these programs.

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

     Route Rights

     Domestic Routes. The right of any Chinese airline to carry passengers or cargo on any domestic route must be obtained from the CAAC. Non-Chinese airlines are not permitted to provide domestic air service between destinations in China. The CAAC’s policy is to assign a domestic route to the Chinese airline that is best suited to serve the route based, in part, on the location of the airline’s main or regional base at the point of origin. Under current regulations, airlines are generally expected to operate mainly from their route bases, and flights within a particular region are expected to be served by airlines based in that region. The Group believes that these regulatory parameters benefit airlines, such as the Group, that have a large number of regional route bases. The CAAC also considers other factors that may make a particular airline suitable to operate a domestic route, including the applicant’s general operating authority, compliance with pricing regulations and regulations applicable to safety and service quality, market demand, the ability of the applicant in terms of its existing routes, and airport facilities and related support services.

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

     Hong Kong Regional Routes. Hong Kong regional routes and landing rights are derived from agreements between the Chinese Government and the government of the Hong Kong SAR, and between the Chinese Government and the government of Macau SAR. Such rights are allocated by the CAAC among the four Chinese airlines permitted to fly to Hong Kong or Macau.

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

     Air Fare Pricing Policy

     Pursuant to “Pricing Reform of Domestic Civil Aviation” as approved by the State Council of the PRC effective on 20 April, 2004, prices on domestic routes now fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through local price bureau, the government now provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform.

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

     Chinese Airport Policy

     The CAAC supervises and regulates all civilian airports in China. The local government of the PRC manages the administration of most civilian airports in China, including the new Baiyun International Airport as of 2004, with limited exceptions. Airports in China are also subject to regulation and ongoing review by the CAAC, which determines take-off and landing charges, as well as charges for the use of airports and airport services.

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

     In the Chinese aviation industry, the three dominant airlines are the Group, Air China and China Eastern Airlines (“China Eastern”). In 2004, these three airlines together controlled approximately 58.05% of the commercial aviation market in China as measured by passengers carried.

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

					Total traffic
	Passenger carried		Cargo and Mail Carried (tons)		(ton kilometers)
	Industry	Group’s	Industry	Group’s	Industry	Group’s
Year	Total	Share	Total	Share	Total	Share
	(in million)	(% of total)	(in thousand)	(% of total)	(in billion)	(% of total)
1998	57.5	26.2	1,401	24.9	9.3	20.4
1999	60.9	24.8	1,704	22.9	10.6	18.9
2000	67.2	24.9	1,967	22.5	12.3	20.0
2001	75.2	25.4	1,709	23.3	14.1	21.5
2002	85.9	25.0	2,021	23.3	16.5	21.9
2003	87.6	23.4	2,190	21.2	17.1	20.8
2004	121.23	23.27	2,770	19.68	23.1	20.19

     Domestic Routes

     The Group competes against its domestic competitors primarily on the basis of flight schedule, route network, quality of service, safety, type and age of aircraft and, to a lesser extent and until recently, price. The Group competes against 10 other Chinese airlines in its various domestic route markets. Of these competitors, the largest are two airlines owned or controlled by the Chinese Government, and the remaining eight airlines are operated by or under the control of various Chinese provincial or municipal governments.

     The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China, based on passenger volume, in 2004.

		Cargo and Mail
	Passenger carried	Carried	Departing flight
Airport	(% of total)	(% of total)	(% of total)
Beijing	12.10	15.13	9.97
Shanghai Pudong	7.26	6.19	6.83
Guangzhou	50.57	43.11	49.10
Shanghai Hongqiao	14.16	10.79	13.69
Shenzhen	27.74	26.31	24.77
Chengdu	10.97	14.57	8.90
Kunming	20.12	14.12	14.57
Haikou	26.11	26.40	21.43
Xian	8.91	13.32	5.80
Hangzhou	27.89	20.63	19.58

     The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at 8 busiest airports in southern and central China (excluding Guangzhou, Shenzhen and Haikou, which are included in the table above), based on passenger volume, in 2004.

		Cargo and Mail
	Passenger carried	Carried	Departing flight
Airport	(% of total )	(% of total)	(% of total)
Wuhan Tianhe	46.62	47.22	39.32
Changsha	52.90	49.46	28.77
Guilin	39.72	24.89	32.84
Zhengzhou	68.17	73.62	49.83
Sanya	28.41	11.06	30.09
Nanning	44.90	34.68	33.49
Zhang Jia Jie	33.87	26.35	28.36
Shantou	81.85	70.65	65.87

     Hong Kong Regional Routes

     The Group dominates the routes operated by Chinese airlines between Hong Kong and Macau and China. In 2004, the Group operated an average of more than 15,380 “charter” and other scheduled flights per week between China and Hong Kong or Macau, accounting for approximately 29.7% of the total number of passengers carried by all Chinese airlines on the Hong Kong regional routes. The Group believes that the routes on which it operates “charter” flights are among its highest yielding routes, primarily because the Group faces limited competition on such routes and is consequently less subject to downward pricing pressures. Dragon Air, which is a Hong Kong-based airline, competes with the Group on many of the Group’s Hong Kong regional routes.

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

     Air China has the most extensive international route network among Chinese airlines. Beijing, the hub of Air China’s operations, has been the destination for most international flights to China. The Group competes against, among other airlines, Thai Airways International, Singapore Airlines, Malaysian Airlines System, Air China and China Eastern on flights to Southeast Asian destinations. In the case of its European routes, the Group’s competitors include Air France — KLM. The Group faces competition on its international route from Air China and China Eastern, each of which operates several routes between destinations in China and the United States, as well as international airlines that fly to Los Angeles from Hong Kong. The Group competes in the international market primarily on the basis of safety, price, timeliness and convenience of scheduling.

     Airline Subsidiaries

     The Airline Subsidiaries are joint ventures established by the Company and local companies in the provinces or special economic zones where the Airline Subsidiaries are based and are engaged in providing airline and related services. The Company owns 60% equity interest in each of the Airline Subsidiaries.

     As of December 31, 2004, Xiamen Airlines operated under its own “MF” code a fleet of 29 aircraft on 71 domestic routes, 8 international route and 5 Hong Kong regional routes. In 2004, Xiamen Airlines carried a total of about 6.23 million passengers, or approximately 22.1% of the passengers carried by the Group in that year, and had RMB4,448 million in operating revenue.

     As of December 31, 2004, Shantou Airlines operated under the Group’s “CZ” code 7 aircraft on 16 domestic routes, 1 international route and 1 Hong Kong regional route. In 2004, Shantou Airlines carried a total of about 1.08 million passengers, or 3.8% of the passengers carried by the Group in that year. Total operating revenue of Shantou Airlines for the year ended December 31, 2004 was RMB808 million.

     As of December 31, 2004, Guangxi Airlines operated under the “CZ” code 6 aircraft on 14 domestic routes, 4 international routes and 3 Hong Kong regional routes. In 2004, Guangxi Airlines carried a total of about 1.12 million passengers, or 4.0% of the total number of passengers carried by the Group in that year. Total operating revenue of Guangxi Airlines for the year ended December 31, 2004 was RMB789 million.

     As of December 31, 2004, Zhuhai Airlines operated under the “CZ” code 5 aircraft on 11 domestic routes. In 2004, Zhuhai Airlines carried a total of about 741,000 passengers, or approximately 2.6% of the total number of passengers carried by the Group in that year. Total operating revenue of Zhuhai Airlines for the year ended December 31, 2004 was RMB558 million.

     As of December 31, 2004, Guizhou Airlines operated under the “CZ” code 6 aircraft on 16 domestic routes. In 2004, Guizhou Airlines carried a total of about 1.36 million passengers, or approximately 4.8% of the total number of passengers carried by the Group in 2004. Total operating revenue of Guizhou Airlines was approximately RMB833 million for the year ended December 31, 2004.

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

Organizational Structure

     The following chart illustrates the corporate structure of the Group as of year end 2004 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, affiliated companies and jointly controlled entities.

     The particulars of the Company’s principal subsidiaries as of December 31, 2004 are as follows:

		Attributable equity
	Place and date of	interest to the Company
	establishment	Direct	Indirect
Name of company	/operation	%	%
Guangxi Airlines Company Limited	PRC
	April 28, 1994	60	—
Southern Airlines Group Shantou	PRC
Airlines Company Limited	July 20, 1993	60	—
Zhuhai Airlines Company Limited	PRC
	May 8, 1995	60	—
Xiamen Airlines Company Limited	PRC
	August 11, 1984	60	—
Guizhou Airlines Company Limited	PRC
	November 12, 1991	60	—
Guangzhou Nanland Air Catering	PRC
Company Limited	November 21, 1989	51	—
China Southern West Australian	Australia
Flying College Pty Ltd.	January 26, 1971	65	—
Guangzhou Baiyun International	PRC
Logistic Company Ltd	July 23, 2002	61	—

Affiliated Companies and Jointly Controlled Entities

     The particulars of the Group’s principal affiliated companies and jointly controlled entity as of December 31, 2004 are as follows:

		Attributable equity
	Place and date of	interest to the Company
	establishment	Direct	Indirect
Name of company	/operation	%	%
Guangzhou Aircraft Maintenance	PRC
Engineering Company Limited	October 28, 1989	50	—
Southern Airlines Group	PRC
Finance Company Limited	June 28, 1995	32	15.42
Sichuan Airlines Corporation	PRC
Limited	August 28, 2002	39	—
China Postal Airlines Limited	PRC
	November 25, 1996	49	—
MTU Maintenance Zhuhai Co. Ltd	PRC
	April 6, 2001	50	—
Zhuhai Xiang Yi Aviation	PRC
Technology Company Limited	July 10, 2002	51	—

     Certain of the Company’s subsidiaries, affiliated companies and jointly controlled entities are PRC joint ventures which have limited duration pursuant to PRC law.

Property, Plant and Equipment

     For a discussion of the Group’s aircraft, see Item 4, “Information on the Company — History and development of the Company — Aircraft Fleet.”

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

	Land		Buildings
	(in square meters)		(in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	—	80,809	503,957	1,755
Shenzhen	208,740	—	35,174	—
Zhuhai	170,062	—	18,791	—
Changsha	138,949	—	47,190	—
Zhengzhou	290,841	—	60,582	—
Haikou	5,265	—	59,543	19,633
Wuhan	—	31,061	17,335	—
Nanyang	—	—	12,156	—

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land		Buildings
	(in square meters)		(in square meters)
	Owned	Leased	Owned	Leased
Xiamen	451,121	—	355,038	12,509
Shantou	36,931	55,407	40,624	—
Zhuhai	68,186	—	54,398	2,135
Guilin	72,563	—	73,379	139
Guizhou	259,879	—	93,390	3,533

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion and analysis should be read in conjunction with the Financial Statements of the Group contained elsewhere in this Annual Report. The Group maintains its books and accounts in accordance with PRC Accounting Rules and Regulations (“PRC GAAP”) and prepares its financial statements in accordance with both PRC GAAP and IFRS. The Financial Statements contained elsewhere in this Annual Report have been prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Note 34 to the Financial Statements.

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

     Revenue Recognition

     The Group records sales of passenger, cargo and mail tickets as “Sales in advance of carriage”, a current liability, on the consolidated balance sheet. Passenger, cargo and mail revenues are recognized and the related current liability is reduced when the transportation is provided. Sales in advance of carriage therefore represents ticket sold for future travel dates and estimated future refunds and exchanges of tickets sold for past travel dates. The Group’s balance of sales in advance of carriage as of December 31, 2004 was RMB874 million.

     Property, plant and equipment

     The Group have approximately RMB46,841 million fixed assets as of December 31, 2004. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections, including the estimation of useful lives and residual values and when necessary, impairment charges.

     There were no significant changes to the original estimated useful lives or residual values of the property, plant and equipment of the Group during 2002, 2003 and 2004. The Group records aircraft at acquisition cost. Depreciable life is determined through economic analysis, reviewing existing fleet plans, recommendations from manufacturers and comparing estimated lives to other airlines that operate similar fleets. Residual values are estimated based on our historical experience with regards to the sale of aircraft and are established in conjunction with the estimated useful lives of the aircraft. Residual values are based on current dollars when the aircraft are acquired and typically reflect asset values that have not reached the end of their physical life. Both depreciable lives and residual values are reviewed periodically to recognize changes in our fleet plan and changes in conditions.

     In addition, the Group evaluates fixed assets used in operations for impairment. Under IFRS, if circumstances indicate that the net book value of an asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The amount of impairment loss is the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, the Group utilizes certain assumptions, including, but not limited to: (i) estimated fair market value of the assets, and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Group’s operations and estimated residual values. The Group will use all readily available information in determining an amount that is a reasonable approximation of recoverable amounts, including estimates based on industry trends and reference to market rates and transactions. Changes to the above estimates may have a material effect on the Group’s Financial Statements. As of December 31, 2004, based on the result of evaluation, the Group considered that no impairment is required. Under U.S. GAAP, property, plant, and equipment of the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2002 and 2003, the impairment losses of RMB347 million and RMB510 million respectively were recognised on certain aircraft of CNA.

Overview

     From the fast growing economy in the PRC, growth in airline market has been carried on which was commenced in second half of 2003. The Group’s business was benefited from the increasing traffic demand in which both the passenger volume and passenger load factor were improved. Nevertheless, the Group is facing pressure on its operation was due to the seasonal effects and the increase in jet fuel cost.

     The continuing political tension in the Middle East led to high fuel prices which in turn caused an increase in the Group’s jet fuel cost. The Group has implemented various measures to control the increase in operating expenses.

     Pursuant to “Pricing Reform of Domestic Civil Aviation” as approved by the State Council of the PRC effective on April 20, 2004, prices on domestic routes now fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through local price bureau, the government now provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform.

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

     Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses is fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Group recognized a net exchange loss of RMB164 million and RMB59 million in 2003 and 2004, respectively. These amounts represented mainly unrealized exchange differences resulting from the retranslation of the foreign currency borrowings.

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

     Certain Financial Information and Operating Data by Geographic Region

     The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2002, 2003 and 2004:

	Year ended			2003 vs. 2002	2004 vs. 2003
	December 31,			% increase/	% increase/
	2002	2003	2004	(decrease)	(decrease)
Traffic
RPK (million)
Domestic	22,092	21,294	29,121	(3.6)	36.8
Hong Kong regional	1,081	778	1,203	(28.0)	54.6
International	5,767	4,315	6,872	(25.2)	59.3
Total	28,940	26,387	37,196	(8.8)	41.0
RTK (million)
Domestic	2,532	2,424	3,206	(4.3)	32.3
Hong Kong regional	108	78	120	(27.8)	53.8
International	974	1,059	1,337	8.7	26.3
Total	3,614	3,561	4,663	(1.5)	30.9
Passengers carried (thousand)
Domestic	18,535	18,259	25,002	(1.5)	36.9
Hong Kong regional	1,369	1,019	1,394	(25.6)	36.8
International	1,589	1,192	1,811	(25.0)	51.9
Total	21,493	20,470	28,207	(4.8)	37.8
Cargo and mail carried (thousand tons)
Domestic	404	379	442	(6.2)	16.6
Hong Kong regional	14	12	15	(14.3)	25.0
International	52	73	88	40.4	20.5
Total	470	464	545	(1.3)	17.5

	Year ended			2003 vs. 2002	2004 vs. 2003
	December 31,			% increase/	% increase/
	2002	2003	2004	(decrease)	(decrease)
Capacity
ASK (million)
Domestic	33,753	32,590	41,330	(3.4)	26.8
Hong Kong regional	1,746	1,347	1,896	(22.9)	40.8
International	8,746	6,930	10,543	(20.8)	52.1
Total	44,245	40,867	53,769	(7.6)	31.6
ATK (million)
Domestic	3,924	3,772	4,773	(3.9)	26.5
Hong Kong regional	193	150	211	(22.3)	40.7
International	1,798	1,999	2,462	11.2	23.2
Total	5,915	5,921	7,446	0.1	25.8
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	65.5	65.3	70.5	(0.3)	8.0
Hong Kong regional	61.9	57.8	63.4	(6.6)	9.7
International	65.9	62.3	65.2	(5.5)	4.7
Overall	65.4	64.6	69.2	(1.2)	7.1
Overall load factor (RTK/ATK) (%)
Domestic	64.5	64.2	67.2	(0.5)	4.7
Hong Kong regional	55.8	52.2	56.9	(6.5)	9.0
International	54.2	53.0	54.3	(2.2)	2.5
Overall	61.1	60.1	62.6	(1.6)	4.2
Yield
Yield per RPK (RMB)
Domestic	0.55	0.57	0.58	3.6	1.8
Hong Kong regional	0.98	0.96	0.92	(2.0)	(4.2)
International	0.42	0.47	0.46	11.9	(2.1)
Overall	0.54	0.57	0.57	5.6	—
Yield per RTK (RMB)
Domestic	5.21	5.40	5.53	3.6	2.4
Hong Kong regional	10.36	10.35	9.83	(0.1)	(5.0)
International	3.25	2.90	3.31	(10.8)	14.1
Overall	4.84	4.76	5.01	(1.7)	5.3
Financial
IFRS
Passenger revenue (RMB million)
Domestic	12,234	12,242	16,869	0.1	37.8
Hong Kong regional	1,055	750	1,104	(28.9)	47.2
International	2,407	2,018	3,127	(16.2)	55.0
Total	15,696	15,010	21,100	(4.4)	40.6
Cargo and mail revenue (RMB million)	1,786	1,955	2,244	9.5	14.8
U.S. GAAP
Passenger revenue (RMB million)
Domestic	18,145	18,679	24,773	2.9	32.6
Hong Kong regional	1,144	781	1,151	(31.7)	47.4
International	3,277	2,978	4,519	(9.1)	51.7
Total	22,566	22,438	30,443	(0.6)	35.7
Cargo and mail revenue (RMB million)	2,288	2,459	2,792	7.5	13.5

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

     2004 Compared with 2003

     The Group recorded a net loss of RMB48 million for 2004, as compared to a net loss of RMB358 million for 2003. The Group’s operating revenue increased by RMB6,504 million or 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. Passenger load factor increased by 4.6 percentage point from 64.6% in 2003 to 69.2% in 2004. Passenger yield (in passenger revenue per RPK) remain steady and at RMB0.57 in both years. Average yield (in traffic revenue per RTK) increased by 5.3% from RMB4.76 in 2003 to RMB5.01 in 2004. Operating expenses increased by RMB6,051 million or 35.6% from RMB17,014 million in 2003 to RMB23,065 million in 2004. As operating revenue increased more than operating expenses, operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. The Group’s net non-operating expenses decreased by 30.1%, from RMB967 million in 2003 to RMB676 million in 2004, mainly attributable to a decrease in unfavourable movement in foreign exchange differences of RMB105 million and a decrease in interest expense of RMB133 million. Overall, the Group recorded a net loss of RMB48 million in 2004, as compared to a net loss of RMB358 million in 2003.

     Operating revenue

     Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue in 2004 and 2003 accounted for 97.4% and 97.1% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 90.4% and 9.6% respectively of total traffic revenue in 2004. The balance of the Group’s operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

     Operating revenue increased by 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. This increase was primarily due to a 40.6% rise in passenger revenue from RMB15,010 million in 2003 to RMB21,100 million in 2004 resulting from increased traffic volume. The total number of passengers carried increased by 37.8% to 28.2 million passengers in 2004. RPKs increased by 41.0% from 26,387 million in 2003 to RMB37,196 million in 2004, primarily as a result of an increase in passengers carried. Passenger yield remained constant at RMB0.57.

     Domestic passenger revenue, which accounted for 79.9% of the total passenger revenue in 2004, increased by 37.8% from RMB12,242 million in 2003 to RMB16,869 million in 2004. Domestic passenger traffic in RPKs increased by 36.8%, mainly due to an increase in passengers carried. Passenger yield remained steady in 2004 and at RMB0.58.

     Hong Kong passenger revenue, which accounted for 5.3% of total passenger revenue, increased by 47.2% from RMB750 million in 2003 to RMB1,104 million in 2004. For Hong Kong regional flights, passenger traffic in RPKs increased by 54.6%, while passenger capacity in ASKs increased by 40.8%, resulting in a 5.6 percentage point increase in passenger load factor from 2003. Passenger yield decreased from RMB0.96 in 2003 to RMB0.92 in 2004 mainly due to intensified competition among airlines.

     International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 55.0% from RMB2,018 million in 2003 to RMB3,127 million in 2004. For international flights, passenger traffic in RPKs increased by 59.3%, while passenger capacity in ASKs increased by 52.1%, resulting in a 2.9 percentage point rise in passenger load factor from 2003. Passenger yield decreased by 2.1% from RMB0.47 in 2003 to RMB0.46 in 2004 mainly resulted from the increases in traffic derived from long haul routes which generally had a lower yield than short haul routes.

     Cargo and mail revenue, which accounted for 9.6% of the Group’s total traffic revenue and 9.4% of total operating revenue, increased by 14.8% from RMB1,955 million in 2003 to RMB2,244 million in 2004. The increase was attributable to the increasing traffic demand.

     Other operating revenue increased by 24.8% from RMB505 million in 2003 to RMB630 million in 2004. The increase was primarily due to the general growth in income from various auxiliary operations.

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

     Total operating expenses in 2004 amounted to RMB23,065 million, representing an increase of 35.6% or RMB6,051 million over 2003, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue decreased from 97.4% in 2003 to 96.2% in 2004.

     Flight operations expenses, which accounted for 45.2% of total operating expenses, increased by 47.4% from RMB7,070 million in 2003 to RMB10,418 million in 2004, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses, labour costs for flight personnel and inclusion of CAAC Infrastructure Development Fund of RMB466 million in operating expenses which is an usage charge since 2004 but was a turnover-based levy and deducted against the traffic revenue in 2003. Jet fuel costs, which accounted for 58.1% of flight operations expenses, increased by 56.5% from RMB3,867 million in 2003 to RMB6,050 million in 2004 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 8.4% from RMB1,536 million in 2003 to RMB1,665 million in 2004, primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 38.2% from RMB510 million in 2003 to RMB705 million in 2004, primarily due to increased passenger carried. Aircraft insurance costs decreased by 5.6% from RMB196 million in 2003 to RMB185 million in 2004, primarily because of a decrease in insurance premiums prescribed by the PRC insurance company. Labour costs for flight personnel increased by 40.9% from RMB728 million in 2003 to RMB1,026 million in 2004, largely due to the increase in flying hours.

     Maintenance expenses which accounted for 15.0% of total operating expenses, increased by 33.6% from RMB2,589 million in 2003 to RMB3,459 million in 2004. The increase was primarily attributable to an 32.9% increase in aircraft overhaul charges from RMB2,377 million in 2003 to RMB3,158 million in 2004, as resulted from fleet expansion in recent years.

     Aircraft and traffic servicing expenses, which accounted for 15.2% of total operating expenses, increased by 26.6% from RMB2,767 million in 2003 to RMB3,503 million in 2004. The increase primarily resulted from an 25.7% rise in landing and navigation fees from RMB2,563 million in 2003 to RMB3,222 million in 2004, due to an increase in number of landing and takeoffs.

     Promotional and marketing expenses, which accounted for 8.4% of total operating expenses, increased by 31.1% from RMB1,480 million in 2003 to RMB1,940 million in 2004. The increase was due to 44.4% increase in labour costs from RMB225 million in 2003 to RMB325 million in 2004, as more payments of performance bonus were made because of the increased traffic volume.

     General and administrative expenses, which accounted for 5.7% of the total operating expenses, increased by 25.6% from RMB1,053 million in 2003 to RMB1,323 million in 2004. This was mainly attributable to increased scale of operations.

     Depreciation and amortisation, which accounted for 10.5% of total operating expenses, increased by 18.4% from RMB2,038 million in 2003 to RMB2,413 million in 2004. This increase was primarily as a result of the additions of aircraft during 2004.

     Operating profit

     Operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. This was mainly because operating revenue increased by RMB6,504 million or 37.2% from 2003 and operating expenses increased by RMB6,051 million or 35.6% over the same period.

     Non-operating income/(expenses)

     Interest expense decreased by 16.1% from RMB824 million in 2003 to RMB691 million in 2004, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans of higher interest rates with US$ denominated bank loans of lower interest rates.

     Interest income increased by 69.2% from RMB13 million in 2003 to RMB22 million in 2004. This was mainly attributable to an increase in average cash balances.

     During 2004, the Group recorded a net exchange loss of RMB59 million (2003:RMB164 million) mainly from its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translational exchange loss.

     Taxation

     On October 17, 2003, the Company’s registered address was moved to Guangzhou Economic & Technology Development Zone, Guangzhou, China. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document “Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043”, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from October 1, 2003. As a result, the Company’s income tax rate has been changed from 33% to 15% beginning from that date.

     In 2003, the Group recorded an income tax credit of RMB324 million resulting from reduction in net deferred taxation liability balance of RMB392 million. In 2004, income tax expense of RMB78 million was recorded.

     Minority interests

     Minority interests increased by 18.7% from RMB171 million in 2003 to RMB203 million in 2004, primarily reflecting the increased net profits earned by certain of the Group’s airline subsidiaries for the year.

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

     The Group recorded a net loss on sale of fixed assets of RMB22 million in 2003, mainly resulting from retirement of two old Boeing 737- 200 aircraft.

     During 2003, the Group recorded a net exchange loss of RMB164 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealized translation loss.

     Taxation

     On October 17, 2003, the Company’s registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document “Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043”, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from October 1, 2003. As a result, the Company’s income tax rate has been changed from 33% to 15% beginning from that date.

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

Additional information under U.S. GAAP

     2004 Compared with 2003

     The Group’s operating revenue increased by RMB8,682 million or 34.1% from RMB25,483 million in 2003 to RMB34,165 million in 2004. Such growth was primarily attributable to growth in volume of passenger traffic carried by the Group as a result of the recovery of the Group’s traffic operations from SARS and flight capacity. Operating expenses increased by RMB7,171 million or 28.6% from RMB25,117 million in 2003 to RMB32,288 million in 2004. As operating revenue increased more than operating expenses, operating profit increased by 412.8% from RMB366 million in 2003 to RMB1,877 million in 2004. The Group’s net non-operating expenses decreased by 38.5%, from RMB1,905 million in 2003 to RMB1,171 million in 2004, primarily attributable to a decrease in unfavourable movement in foreign exchange differences of RMB257 million and a decrease in interest expense of RMB420 million. Overall, the Group recorded a net income of RMB239 million in 2004, as compared to a net loss of RMB1,140 million in 2003.

     Operating revenue

     Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue in 2004 and 2003 accounted for 97.3% and 97.7% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 91.6% and 8.4% respectively of total traffic revenue in 2004. The balance of the Group’s operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

     Operating revenue increased by 34.1% from RMB25,483 million in 2003 to RMB34,165 million in 2004. This increase was primarily due to a 35.7% rise in passenger revenue from RMB22,438 million in 2003 to RMB30,443 million in 2004 resulting from increased traffic volume. The total number of passengers carried increased by 33.0% to 38.7 million passengers in 2004. RPKs increased by 34.3% from 39,626 million in 2003 to RMB53,233 million in 2004, primarily as a result of an increase in passengers carried. Passenger yield increased to RMB0.57.

     Domestic passenger revenue, which accounted for 81.4% of the total passenger revenue in 2004, increased by 32.6% from RMB18,679 million in 2003 to RMB24,773 million in 2004. Domestic passenger traffic in RPKs increased by 30.6%, mainly due to an increase in passengers carried. Passenger yield increased to RMB0.57 in 2004.

     Hong Kong passenger revenue, which accounted for 3.8% of total passenger revenue, increased by 47.4% from RMB781 million in 2003 to RMB1,151 million in 2004. For Hong Kong regional flights, passenger traffic in RPKs increased by 68.0%, while passenger capacity in ASKs increased by 55.8%, resulting in a 4.5 percentage point increase in passenger load factor from 2003. Passenger yield decreased from RMB1.00 in 2003 to RMB0.88 in 2004 mainly due to intensified competition among airlines.

     International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 51.7% from RMB2,978 million in 2003 to RMB4,519 million in 2004. For international flights, passenger traffic in RPKs increased by 52.8%, while passenger capacity in ASKs increased by 44.1%, resulting in a 3.6 percentage point rise in passenger load factor from 2003. Passenger yield remained steady in 2004 and at RMB0.55.

     Cargo and mail revenue, which accounted for 8.4% of the Group’s total traffic revenue and 8.2% of total operating revenue, increased by 13.5% from RMB2,459 million in 2003 to RMB2,792 million in 2004. The increase was attributable to the increasing traffic demand.

     Other operating revenue increased by 58.7% from RMB586 million in 2003 to RMB930 million in 2004. The increase was primarily due to the general growth in income from various auxiliary operations.

     Operating expenses

     Substantially all of the Group’s operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repair and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group’s flight operations (collectively, “flight operations expenses”) include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group’s aircraft (collectively, “repairs and maintenance expenses”) include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group’s aircraft and traffic servicing operations (collectively “aircraft and traffic servicing expenses”) include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group’s operating expenses result from promotional and marketing activities (collectively, “promotional and marketing expenses”) such as sales commissions, fees for use of the CAAC’s reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses, and from asset impairment charges.

     Total operating expenses in 2004 amounted to RMB32,288 million, representing an increase of 28.6% or RMB7,171 million over 2003, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. In addition, in 2003, the Group recorded an asset impairment charge of RMB510 million on certain aircraft of CNA. The Group did not incur any asset impairment charges on its aircraft in 2004. Total operating expenses as a percentage of total operating revenue decreased from 98.6% in 2003 to 94.5% in 2004.

     Flight operations expenses, which accounted for 46.5% of total operating expenses, increased by 45.1% from RMB10,351 million in 2003 to RMB15,016 million in 2004, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses, labour costs for flight personnel and inclusion of CAAC Infrastructure Development Fund of RMB632 million in operating expenses which is an usage charge since 2004 but was a turnover-based levy and deducted against the traffic revenue in 2003. Jet fuel costs, which accounted for 57.0% of flight operations expenses, increased by 51.1% from RMB5,662 million in 2003 to RMB8,555 million in 2004 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 16.6% from RMB1,808 million in 2003 to RMB2,109 million in 2004, primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 30.9% from RMB754 million in 2003 to RMB987 million in 2004, primarily due to increase in number of passengers carried. Aircraft insurance costs decreased by 7.9% from RMB291 million in 2003 to RMB268 million in 2004, primarily because of a decrease in insurance premiums prescribed by the PRC insurance company. Labour costs for flight personnel increased by 37.2% from RMB1,126 million in 2003 to RMB1,545 million in 2004, largely due to the increase in flying hours.

     Maintenance expenses which accounted for 14.2% of total operating expenses, increased by 18.1% from RMB3,878 million in 2003 to RMB4,578 million in 2004. The increase was primarily attributable to a 16.7% increase in aircraft overhaul charges from RMB2,913 million in 2003 to RMB3,399 million in 2004, which was resulted from fleet expansion in recent years.

     Aircraft and traffic servicing expenses, which accounted for 14.8% of total operating expenses, increased by 25.9% from RMB3,803 million in 2003 to RMB4,789 million in 2004. The increase was primarily resulted from an 25.7% rise in landing and navigation fees from RMB3,539 million in 2003 to RMB4,447 million in 2004, and an increase in number of landing and takeoffs.

     Promotional and marketing expenses, which accounted for 8.1% of total operating expenses, increased by 27.6% from RMB2,043 million in 2003 to RMB2,606 million in 2004. The increase was due to 40.0% increase in labour costs from RMB305 million in 2003 to RMB427 million in 2004, as more payments of performance bonus were made because of the increased traffic volume.

     General and administrative expenses, which accounted for 5.4% of the total operating expenses, increased by 25.9% from RMB1,397 million in 2003 to RMB1,759 million in 2004. This was mainly attributable to increased scale of operations.

     Depreciation and amortisation, which accounted for 11.0% of total operating expenses, increased by 15.8% from RMB3,042 million in 2003 to RMB3,523 million in 2004. This increase was primarily a result of the additions of aircraft during 2004.

     Operating income

     Operating income increased by 412.8% from RMB366 million in 2003 to RMB1,877 million in 2004. This was mainly because operating revenue increased by RMB8,682 million or 34.1% from 2003 and operating expenses increased by RMB7,171 million or 28.6% over the same period.

     Non-operating income/(expenses)

     Interest expense decreased by 26.2% from RMB1,604 million in 2003 to RMB1,184 million in 2004, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans of higher interest rates with US$ denominated bank loans of lower interest rates.

     Interest income increased by 22.2% from RMB27 million in 2003 to RMB33 million in 2004. This was mainly attributable to an increase in average cash balances.

     During 2004, the Group recorded a net exchange loss of RMB124 million (2003: RMB381 million) mainly from its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translational exchange loss.

     Taxation

     On 17 October, 2003, the Company’s registered address was moved to Guangzhou Economic & Technology Development Zone, Guangzhou, China. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document “Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043”, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from 1 October, 2003. As a result, the Company’s income tax rate has been changed from 33% to 15% beginning from that date. In 2003, the Group recorded an income tax credit of RMB526 million resulting from a reduction in net deferred taxation liability balance of RMB341 million.

     The airline operations of CNA and XJA were subject to PRC income tax at 33% during 2003 and up to December 30, 2004. As a result of the CNA/XJA Acquisitions having been effective December 31, 2004, the airline operations of CNA and XJA have become divisions of the Company and are subject to PRC income tax at the applicable rate of 15% beginning that date. Consequently, the airline operations of CNA and XJA recorded an income tax credit of RMB99 million. Overall, net income tax expenses of the airline operations of CNA and XJA amounted to RMB274 million for 2004.

     Minority interests

     Minority interests increased by 52.0% from RMB127 million in 2003 to RMB193 million in 2004, primarily reflecting the increased net profits earned by certain of the Group’s airline subsidiaries for the year.

2003 Compared with 2002

     The Group’s operating revenue slightly decreased by RMB275 million or 1.1% from RMB25,758 million in 2002 to RMB25,483 million in 2003. The Group’s traffic operations were badly hit by the outbreak of SARS during 2003 which reduced the traffic revenue of the Group during the affected period from April to July 2003. Operating expenses increased by RMB1,307 million or 5.5% from RMB23,810 million in 2002 to RMB25,117 million in 2003. As operating revenue decreased while operating expenses increased, operating profit decreased by 81.2% from RMB1,948 million in 2002 to RMB366 million in 2003. The Group’s net non-operating expenses decreased by 8.6%, from RMB2,084 million in 2002 to RMB1,905 million in 2003, mainly due to a decrease in interest expense of RMB 216 million, partly offset by an increase in foreign exchange loss of RMB54 million. Overall, the Group recorded a net loss of RMB1,140 million in 2003, as compared to a net loss of RMB655 million in 2002.

     Operating Revenue

     Substantially all of the Group’s operating revenue is attributable to airline operations. Traffic revenue in 2003 and 2002 accounted for 97.7% and 96.5% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 90.1% and 9.9% respectively of total traffic revenue in 2003. The balance of the Group’s operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services and for air catering services and net income from lease arrangements.

     Operating revenue decreased by 1.1% from RMB25,758 million in 2002 to RMB25,483 million in 2003. This decrease was primarily due to a 0.6% fall in passenger revenue from RMB22,566 million in 2002 to RMB22,438 million in 2003 resulting from lower traffic volume caused by SARS. The total number of passengers carried decreased by 1.4% to 20.5 million passengers in 2003. RPKs decreased by 4.8% from 41,642 million in 2002 to 39,626 million in 2003, primarily as a result of a decrease in number of passengers carried. However, passenger yield increased by 5.6% from RMB0.54 in 2002 to RMB0.57 in 2003, mainly as the result of the exemption of CAAC Infrastructure Development Fund and sales tax during the period from May 1, 2003 to December 31, 2003.

     Domestic passenger revenue, which accounted for 83.2% of the total passenger revenue in 2003, increased slightly by 2.9% from RMB18,145 million in 2002 to RMB18,679 million in 2003. Domestic passenger traffic in RPKs decreased by 0.6%, mainly due to a decrease in passengers carried. Passenger yield, however, increased from RMB0.54 in 2002 to RMB0.56 in 2003, mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

     Hong Kong passenger revenue, which accounted for 3.5% of total passenger revenue, decreased by 31.7% from RMB1,144 million in 2002 to RMB781 million in 2003. For Hong Kong flights, passenger traffic in RPKs decreased by 28.0%, while passenger capacity in ASKs decreased by 22.9%, resulting in a 4.1 percentage point decrease in passenger load factor from 2002. Passenger yield decreased from RMB1.06 in 2002 to RMB1.00 in 2003 mainly due to slack in traffic volume.

     International passenger revenue, which accounted for 13.3% of total passenger revenue, decreased by 9.1% from RMB3,277 million in 2002 to RMB2,978 million in 2003. For international flights, passenger traffic in RPKs decreased by 22.1%, while passenger capacity in ASKs decreased by 17.8%, resulting in a 3.2 percentage point fall in passenger load factor from 2002. Passenger yield increased by 17.0% from RMB0.47 in 2002 to RMB0.55 in 2003 mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

     Cargo and mail revenue, which accounted for 9.9% of the Group’s total traffic revenue and 9.6% of total operating revenue, increased by 7.4% from RMB2,289 million in 2002 to RMB2,459 million in 2003. The increase was primarily due to the full year effect of the opening of two international cargo routes to Los Angeles of the United States of America and Leige of Belgium in late 2002.

     Other operating revenue decreased by 35.2% from RMB904 million in 2002 to RMB586 million in 2003. The decrease was primarily due to a decrease in aircraft short-term lease income of RMB130 million and the inclusion of the gain on the disposal of property, plant and equipment of RMB194 million in 2002.

     Operating Expenses

     Substantially all of the Group’s operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repair and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group’s flight operations (collectively, “flight operations expenses”) include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group’s aircraft (collectively, “repairs and maintenance expenses”) include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group’s aircraft and traffic servicing operations (collectively “aircraft and traffic servicing expenses”) include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group’s operating expenses result from promotional and marketing activities (collectively, “promotional and marketing expenses”) such as sales commissions, fees for use of the CAAC’s reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses, and from assets impairment charges.

     Total operating expenses in 2003 amounted to RMB25,117 million, representing an increase of 5.5% or RMB1,307 million over 2002, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 92.4% in 2002 to 98.6% in 2003.

     Flight operations expenses, which accounted for 41.2% of total operating expenses, increased by 2.9% from RMB10,062 million in 2002 to RMB10,351 million in 2003, primarily as a result of increases in jet fuel costs and operating lease payments, partly offset by a decrease in catering expenses. Jet fuel costs, which accounted for 54.7% of flight operations expenses, increased by 8.3% from RMB5,228 million in 2002 to RMB5,662 million in 2003 mainly as a result of increased jet fuel prices. Operating lease payments increased by 8.6% from RMB1,665 million in 2002 to RMB1,808 million in 2003, primarily due to the full year effect of the addition of new operating leases in respect of four Boeing 757-200 aircraft in late 2002 and four Airbus 319-100 aircraft and three Boeing 737-700 aircraft during 2003. Catering expenses decreased by 16.7% from RMB906 million in 2002 to RMB754 million in 2003, primarily reflecting a tighter cost controls exercised by the Group. Aircraft insurance costs decreased by 19.6% from RMB362 million in 2002 to RMB291 million in 2003, primarily because of a reduction in the rate of aircraft insurance premiums prescribed by the PRC insurance company. Labor costs for flight personnel decreased by 5.8% from RMB1,195 million in 2002 to RMB1,126 million in 2003, largely due to a decrease in flight hours.

     Maintenance expenses which accounted for 15.4% of total operating expenses, increased by 9.9% from RMB3,530 million in 2002 to RMB3,878 million in 2003. The increase was primarily attributable to a 9.6% increase in aircraft maintenance and repair charges from RMB2,657 million in 2002 to RMB2,913 million in 2003, which was result of the effect of fleet expansion in recent years.

     Aircraft and traffic servicing expenses, which accounted for 15.1% of total operating expenses, increased by 10.8% from RMB3,433 million in 2002 to RMB3,803 million in 2003. The increase was primarily resulted from a 9.6% rise in landing and navigation fees from RMB3,228 million in 2002 to RMB3,539 million in 2003, and an increase in the charge rate for domestic landing and navigation fees effective September 2002.

     Promotional and marketing expenses, which accounted for 8.1% of total operating expenses, decreased by 0.4% from RMB2,034 million in 2002 to RMB2,043 million in 2003. The decrease was due to a 5.3% decrease in labor costs from RMB322 million in 2002 to RMB305 million in 2003, as fewer bonuses were given because of reduced sales volume in 2003.

     General and administrative expenses, which accounted for 5.6% of the total operating expenses, increased slightly by 1.5% from RMB1,377 million in 2002 to RMB1,397 million in 2003. This was mainly due to a decrease in scale of operations during SARS period.

     Depreciation and amortization, which accounted for 12.1% of total operating expenses, increased by 6.2% from RMB2,864 million in 2002 to RMB3,042 million in 2003. This increase was primarily as a result of the additions of aircraft during 2003.

     Asset impairment charges accounted for 2.0% of total operating expenses, amounted to RMB510 million in 2003. During 2003, the Group recorded an asset impairment charge of RMB510 million on twenty-three McDonnell Douglas 82 aircraft operated by CNA. During 2002, the Group incurred an asset impairment charge of RMB347 million on four McDonnell Douglas 82 aircraft, eleven McDonnell Douglas 90 aircraft and six Airbus 300-600 aircraft operated by CNA. These asset impairment charges were recorded as a result of the carrying amount of the individual aircraft exceeding their corresponding estimated future cash flows. These asset impairment charges were recognized by the amount by which the carrying amount of the individual aircraft exceeded their corresponding fair value.

     Operating Income

     Operating income decreased by 81.2% from RMB1,948 million in 2002 to RMB366 million in 2003. This was mainly because operating revenue decreased by RMB275 million or 1.1% from 2002 while operating expenses increased by RMB1,307 million or 5.5% over the same period.

     Non-operating Income/(Expenses)

     Interest expense decreased by 11.9% from RMB1,820 million in 2002 to RMB1,604 million in 2003, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans with US$ denominated bank loans with lower interest rates.

     Interest income decreased by 67.1% from RMB82 million in 2002 to RMB27 million in 2003. This was mainly attributable to a decrease in average cash balances.

     During 2003, the Group recorded a net exchange loss of RMB381 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealized translation loss.

     Taxation

     On October 17, 2003, the Company’s registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document “Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043”, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from October 1, 2003. As a result, the Company’s income tax rate has been changed from 33% to 15% beginning from that date.

     The Group recorded an income tax credit of RMB526 million for 2003 compared to an income tax expense of RMB365 million for 2002. As a result of the reduction in income tax rate, the Company’s net deferred taxation liability balance brought forward from December 31, 2002 of RMB625 million was reduced by RMB341 million and a net deferred tax credit of RMB341 million was recognized in 2003 for such reduction in income tax rate accordingly.

     Minority Interests

     Minority interests decreased by 17.5% from RMB154 million in 2002 to RMB127 million in 2003, primarily reflecting the net income earned by certain of the Group’s airline subsidiaries for the year.

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

     As of December 31, 2004, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB35,750 million to the Group. As of December 31, 2004, an approximate amount of RMB11,525 million was utilized. As of December 31, 2003 and 2004, the Group’s cash and cash equivalents totaled RMB2,080 million and RMB3,083 million, respectively.

     Net cash inflows from operating activities in 2002, 2003 and 2004 were RMB3,698 million, RMB2,129 million and RMB3,596 million, respectively.

     Net cash used in investing activities in 2002, 2003 and 2004 was RMB5,895 million, RMB5,434 million and RMB8,824 million, respectively. Cash capital expenditures in 2002, 2003 and 2004 were RMB6,351 million, RMB4,707 million and RMB6,631 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings for operations.

     Financing activities resulted in net cash inflows of RMB3,150 million, RMB1,615 million and RMB6,231 million in 2002, 2003 and 2004, respectively.

     As of December 31, 2004, the Group’s aggregate long-term debt and obligations under capital leases totaled RMB25,271 million. Based on such amount, in 2005, 2006, 2007, 2008, 2009 and thereafter, amounts payable under such debt and obligations will be RMB3,737 million, RMB4,489 million, RMB6,705 million, RMB3,608 million, RMB2,154 million and RMB4,578 million. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, with a significant portion being fixed interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies was primarily as a result of its foreign currency debts. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

     As of December 31, 2004, the Group’s short term bank debt was RMB9,925 million with interest rates ranging from 1.40% to 5.31%. The Group’s weighted average interest rate on short-term bank notes payable was 1.60% as of December 31, 2004. The primary use of the proceeds of the Group’s short-term debt is to finance working capital needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

     As of December 31, 2004, the Group had obligations under operating leases totaling RMB12,750 million, predominately for aircraft. Of such amount, RMB1,761 million, RMB1,622 million, RMB1,562 million, RMB5,259 million, RMB764 million and RMB1,782 million respectively was due in 2005, 2006, 2007, 2008, 2009 and thereafter.

     As of December 31, 2004, the Group had a working capital deficit of RMB18,855 million, as compared to a working capital deficit of RMB10,792 million as of December 31, 2003. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and short-term bank debt refinancings to meet its short-term liquidity and working capital needs. The increase in the Group’s working capital deficit from 2003 to 2004 was mainly because the Group sought increased short term debts to finance its aircraft acquisitions. Upon deliveries of the aircraft, the Group continued to seek renewal of its short-term debts instead of replacing such debts with long-term debts, as the interest rates for short-term debts are lower. The liquidity of the Group in the future will primarily be dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they become due and, on its ability to obtain adequate external financing to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal banker to renew its short-term bank loans outstanding at December 31, 2004 when they fall due during 2005. In relation to its future capital commitments and other financing requirements, the Group has already entered into loan financing agreements with several PRC banks to provide loan finance up to an approximate amount of RMB24,225 million during 2005 and thereafter. As the Group is subject to a high degree of operating leverage, a minor decrease in the Group’s yield and/or load factor could result in a significant decrease in its operating revenue and hence its operating cashflows. This could arise in such circumstances as where competition between Chinese airlines increases or where PRC aviation demand decreases. Similarly, a minor increase in the jet fuel prices, particularly those in domestic market, could result in a significant increase in the Group’s operating expenses and hence a significant decrease in its operating cashflows. This could be caused by fluctuations in supply and demand in international oil market. Currently, the Group’s existing debt and lease facilities do not contain any financial covenants. Nevertheless, as the Group is subject to a high degree of financial leverage, an adverse change in the Group’s operating cashflows could adversely affect its financial health and hence weaken its ability to obtain additional debt and lease facilities and to renew its short-term debt facilities as they fall due.

     As of December 31, 2004, the Group had capital commitments in 2005, 2006 and 2007 of approximately RMB10,167 million, RMB3,049 million and RMB84 million, respectively. Of such amounts, RMB8,748 million in 2005, RMB2,996 million in 2006 and RMB32 million in 2007 are related to the acquisition of aircraft and related flight equipment, and RMB824 million in 2005 is related to the Group’s facilities and equipment to be constructed and installed at the Guangzhou new airport. The remaining amounts of RMB595 million in 2005 and RMB105 million in 2006 are related to the Group’s other airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

     As of December 31, 2004, the Group undertook to make a capital contribution of approximately RMB83 million to jointly controlled entities.

     As of December 31, 2004, the cash and cash equivalents of the Group totaled RMB3,083 million. Of such balance, 24.2% was denominated in foreign currencies.

     No interim dividend was paid during the year ended December 31, 2004. The Board of Directors does not recommend the payment of a final dividend in respect of the year ended December 31, 2004.

     The Group expects that the Group’s cash from operations and short-term and long-term bank borrowings will be sufficient to meet its cash requirements in the foreseeable future.

Contractual Obligations and Commercial Commitments

     The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2004.

	As of December 31, 2004
	Payment due by period
		less than
	Total	1 year	1-3 years	4-5 years	After 5 years
	(RMB million)
Contractual obligations
Short-term debt	9,925	9,925	—	—	—
Long-term debt	13,528	1,593	5,766	2,283	3,886
Capital lease obligations	11,743	2,144	5,428	3,479	692
Cash payable for CNA/XJA Acquisitions	1,959	1,959	—	—	—

Total contractual obligations	37,155	15,621	11,194	5,762	4,578

Other commercial commitments
Operating lease commitments	12,750	1,761	3,184	6,023	1,782
Aircraft purchase commitments (Note 1)	11,776	8,748	3,028	—	—
Capital commitments in respect of investments in the Guangzhou new airport	824	824	—	—	—
Other capital commitments	700	595	105	—	—
Investing commitments	83	83	—	—	—

Total commercial obligations	26,133	12,011	6,317	6,023	1,782

Note 1 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Senior Management

     The following table sets forth certain information concerning directors (“Directors”), senior management (“Senior Management”) and supervisors (“Supervisors”) of the Company in 2004. There were certain changes in the Company’s Directors, Senior Management and Supervisors subsequent to December 31, 2004, details of which are set forth below.

Name	Age	Position
Liu Shao Yong	46	Chairman of the Board of Directors
Liu Ming Qi	61	Vice Chairman of the Board of Directors
Peng An Fa	57	Director
Wang Quan Hua	51	Director
Zhao Liu An	57	Director
Zhou Yong Qian	60	Director
Si Xian Min	47	Directors; President
Zhou Yong Jin	62	Director
Xu Jie Bo	40	Director; Chief Financial Officer; Vice President
Wu Rong Nan	63	Director
Simon To	54	Independent Non-Executive Director
Peter Lok	69	Independent Non-Executive Director
Wei Ming Hai	41	Independent Non-Executive Director
Wang Zhi	63	Independent Non-Executive Director
Sui Guang Jun	44	Independent Non-Executive Director
Sun Xiao Yi	51	Chairman of the Supervisory Committee
Yang Guang Hua	52	Supervisor
Yang Yi Hua	45	Supervisor
Li Kun	45	Vice President
Yuan Xin An	48	Vice President; Chief Engineer
Zheng En Ren	60	Vice President
Hao Jian Hua	55	Vice President
Ren Ji Dong	40	Vice President
He Zong Kai	53	Vice President
Liu Qian	40	Chief Pilot
Su Liang	43	Company Secretary
Chen Wei Hua	38	General Counsel

     On June 16, 2004, the appointment of Sun Xiao Yi, Yang Guang Hua and Yang Yi Hua as Supervisors and the resignation of Liang Hua Fu, Gan Yu Hua and Li Qi Hong as Supervisors were approved at the annual general meeting of the shareholders of the Company. On the same date, the Supervisory Committee of the Company elected Sun Xiao Yi as the Chairman of the Supervisory Committee of the Company.

     On October 8, 2004, the resignation of Yan Zhi Qing as the Chairman of the Board of Directors of the Company was approved by the Board of Directors.

     On October 28, 2004, the Board of Directors resolved to appoint Si Xian Min as the President of the Company and to accept the resignation of Wang Chang Shun as the President of the Company.

     On November 29, 2004, the appointment of Liu Shao Yong as a Director, and the resignation of Yan Zhi Qing for age reason were approved at the first extraordinary general meeting of the shareholders of the Company. On the same date, the Board of Directors of the Company elected Liu Shao Yong as the Chairman of the Board of Directors of the Company.

     On December 31, 2004, the appointment of Si Xian Min as a Director, and the resignation of Wang Chang Shun as a Director were approved at the second extraordinary general meeting of the shareholders of the Company.

     On March 29, 2005, the Board of Directors resolved to appoint Ren Ji Dong and He Zong Kai as Vice Presidents of the Company, and to remove Jiang Ping as a Vice President of the Company.

     Mr. Liu Shao Yong is the Chairman of the Board of Directors. He joined the Company since November 2004. Mr. Liu graduated from China Civil Aviation Flying College and joined the civil aviation industry in 1978. He held the positions of Captain of the Flying Squadron of China General Aviation Corporation and was appointed as the Deputy General Manager of China General Aviation Corporation, Deputy Director of Shanxi Provincial Civil Aviation Administration, General Manager of the Shanxi branch of China Eastern Airlines Corporation Limited and the Chief of the Flying Model Division of the Civil Aviation Administration of China. He served as the General Manager of China Eastern Airlines Corporation Limited and was appointed as the Vice Minister of Civil Aviation Administration of China. Since August 2004, Mr. Liu has served as the General Manager of China Southern Air Holding Company. Mr. Liu obtained a post-graduate degree in International Trading from Tianjin Institute of Finance and Economics in 1999. He is a qualified class one pilot. Save as disclosed above, Mr. Liu is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Liu Ming Qi is the Vice Chairman of the Board of Directors of the Company and joined the Company since May 2003. Mr. Liu graduated from South China Normal University and obtained a master’s degree in economics from Fudan University. Mr. Liu is currently the Party Secretary and the Vice President of CSAHC. Mr. Liu began his career in 1968, and has successively served as the Municipal Secretary and Mayor of Sanya city of Hainan province, the Vice Governor of Hainan province, the Vice Director of Hong Kong and Macao Affairs office of the State Council and the Vice Director of Macao Liaison Office of the Central Government. Save as disclosed above, Mr. Liu is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Peng An Fa is currently a Director of the Company and the Vice President of CSAHC and became the employee of the Company since March 1995 after the establishment of the Company. Mr. Peng graduated from the pilot department of China Civil Aviation Flying College and the department of Chinese language and literature of South China Normal University. Mr. Peng began his career in civil aviation in 1969, and successively served as the Pilot Director, Vice Party Secretary and Party Secretary of the Sixth Squadron of the Civil Aviation Administration. In July 1994, Mr. Peng held office as the Party Secretary of the Flight Operations Department of China Southern Airlines. In March 1998, Mr. Peng served as the President and Vice Secretary of China Southern Airlines Shenzhen Co. From August 2001 to October 2002, Mr. Peng served as the Vice President of CSAHC. Mr. Peng is concurrently the Vice Chairman of Shenzhen Air Catering Co., Ltd and CATIC (Hong Kong). Save as disclosed above, Mr. Peng is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Wang Quan Hua is currently a Director of the Company and Vice President of CSAHC and became the employee of the Company since March 1995 after the establishment of the Company. Mr. Wang graduated from the Economic Management Department of Central Communist Party College. Mr. Wang began his career in civil aviation in 1972, and successively served as the Director of Planning Department of Guangzhou Civil Aviation Administration, the Office Director of China Southern Airlines Shenzhen Co., the Director of the Planning and Operation Division of CSAHC, the President of Strategy and Development Department of China Southern Airlines Company Limited and the Vice President of CSAHC. Save as disclosed above, Mr. Wang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Zhao Liu An is a Director of the Company and the Vice President of CSAHC. Mr. Zhao joined the Company since May 2003. Mr. Zhao began his career in civil aviation in 1966, and successively served as the Director of Flight Meteorology and Flight Safety Monitoring Division, Director of Science Education Division, the Director of Flying Model Division of Urumqi Civil Aviation Administration, Captain of the Ninth Squadron of the Civil Aviation Administration, the Vice President and President of Urumqi Civil Aviation Administration and Xinjiang Airlines. Save as disclosed above, Mr. Zhao is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Zhou Yong Qian is currently a Director of the Company and the Vice President of CSAHC and the President of China Northern Airlines. Mr. Zhou joined the Company since May 2003. Mr. Zhou graduated from Nanjing Institute of Meteorology. Mr. Zhou began his career in civil aviation in 1990, and successively served as Minister of the Organization Division of the Northeastern Civil Aviation Administration, Vice Secretary of Shenyang Taoxian International Airport, Vice Secretary of the Northeastern Civil Aviation Administration and the President of China Northern Airlines. Save as disclosed above, Mr. Zhou is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Si Xian Min is a Director and President of the Company. Mr. Si graduated from No. 14 Aviation College as an aircraft piloting major with an associate degree. Mr. Si, a professional political tutor, he began his career in civil aviation in 1975. He held positions as Director of the political division of China Southern Airlines Henan Branch, Party Secretary and Vice President of Guizhou Airlines, Deputy Party Secretary of China Southern Airlines Company Limited, Secretary of the Disciplinary Department of China Southern Airlines Company Limited and Party Secretary of China Northern Airlines. Save as disclosed above, Mr. Si is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Zhou Yong Jin is a Director of the Company. He joined the CSAHC in January 1991 and became an employee of the Company upon its establishment in March 1995, and has successively served as a Director of the Propaganda Department of the CSAHC, Party Secretary of the Transportation Department (Guangzhou) of the Company, and Party Secretary of the Company’s Shenzhen branch. He served as Chairman of the Labour Union of the Company. Save as disclosed above, Mr. Zhou is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Xu Jie Bo is a Director, Vice President and Chief Financial Officer of the Company. Mr. Xu joined the Company in July 1998. He graduated from the Management Department of Tianjin University and was subsequently awarded with a master degree in business administration from Hong Kong Baptist University. A qualified senior accountant by profession, Mr. Xu started his career in August 1986 and worked as Supervisor of the Financial Management Office for Infrastructure Projects of Guangzhou Civil Aviation Administration. In December 1992, he took up the posts of Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration. In July 1998, he became General Manager of the Financial Department and Chief Financial Officer of the Company. Currently, he is a Director and the Assistant General Manager and Chief Financial Officer of the Company. He is also a Director of Guizhou Airlines Company Limited, Vice Chairman of Sichuan Airlines Corporation Limited, and Vice Chairman of Xiamen Airlines Company Limited. Save as disclosed above, Mr. Xu is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Wu Rong Nan is a Director of the Company. He joined CSAHC in January 1991 and became an employee of the Company upon its establishment in March 1995. Mr. Wu is an air traffic control engineer. He was once employed as the Director of Flight Operations of the Guangzhou Civil Aviation Administration and has been President of Xiamen Airlines since 1986. Mr. Wu is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Simon To has been an Independent Non-Executive Director of the Company since June 1999. Mr. To is currently the Managing Director of Hutchison Whampoa (China) Limited, and also serves as director of several companies in Hong Kong and Foreign-invested companies in China. Mr. To has managed investment projects in China since early 1980’s and is familiar with the laws and regulations of Hong Kong and China. Mr. To graduated from the Stanford University with a Master degree in Business Administration. Mr. To is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Peter Lok has been an Independent Non-Executive Director of the Company since June 2001. He is also a veteran in the civil aviation industry. Mr. Lok joined the Civil Aviation Department of Hong Kong in 1956 and became its Assistant Director in 1982, Deputy Director in 1988, and Director from 1990 to 1996. From 1997 to 2000, Mr. Lok was an advisor and president of Hong Kong Commercial Airlines Center. Mr. Lok has sat on various Committees such as the Evaluation Committees for the Design of Shanghai’s Pudong Airport, Committee for China’s Zhuhai Aviation and Spaceflight Fair, Evaluation Committees for the IATA Eagle Award. He is also independent director of several listed airline companies. Mr. Lok is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Wei Ming Hai has been an Independent Non-Executive Director of the Company since June 2001. He is a Professor and Dean of the School of Management of Zhongshan University. Professor Wei has worked in Jiangxi Provincial Accounting Association, and he started working in Zhongshan University from 1991. In 1993 he became the chairman of the Accounting Department in the School of Management of Zhongshan University. In 1996 he became the Deputy Dean of the School of Management in Zhongshan University. In January 2000, he became Dean of the School of Management in Zhongshan University. Since 1998, Professor Wei has been a doctorate advisor for Accounting Information and Investment Analysis. Professor Wei is also on the board of directors of China Accountants Association, Vice Chairman of Accountants Association of Guangdong Province, Vice Chairman of Auditors Association of Guangzhou, Executive Member of the Research Institute of Financial Costs for Young and Middle-aged Accountants, member of American Accounting Association. Professor Wei holds a Ph.D degree in economics and has an MBA degree from Tulane University in the United States of America. He has published over ten academic books or textbooks, and over 60 academic papers. Mr. Wei is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Wang Zhi has been an Independent Non-Executive Director of the Company since May 2003. Mr. Wang graduated from the Aircraft Design Department of Harbin Institute of Technology. Mr. Wang began his career in 1965, and has successively served as the Director and Senior Engineer of Aeronautics Research Institute of China, the Vice Director and Vice Secretary of the First Research Institute of Civil Aviation, the Vice Director and Director of the Planning Bureau of CAAC and the Director of the Planning Technology System Reform Department and the Planning Technology Department of CAAC. Mr. Wang is also professor in several universities. Mr. Wang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Sui Guang Jun has been an independent Non-Executive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University and obtained a master degree. Mr. Sui obtained a doctor degree in the Management of Organizations of Jinan University. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macao Economies and the Dean of Corporate Administration Department of Jinan University. Mr. Sui is currently the Chief of the Post-doc Committee of Applied Economics and the Dean of Management College in Jinan University. Mr. Sui is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Supervisory Committee

     As required by the Company Law and the Articles of Association, the Company has a supervisory committee (the “Supervisory Committee”) which is primarily responsible for the supervision of Senior Management of the Company, including the Board of Directors, executive officers and other Senior Management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with the applicable laws. The Supervisory Committee consists of three Supervisors. Two of the Supervisors are shareholder’s representatives appointed by shareholders of the Company, and the remaining Supervisor is a representative of the Company’s employees. The Supervisors serve terms of three years and may serve consecutive terms.

     Mr. Sun Xiao Yi is a member of Party Committee and head of Discipline Supervision Team of China Southern Air Holding Company. Mr. Sun is a senior expert of Political Science and Economics with an associate degree. Mr. Sun has successively served as Vice Party Secretary of the Hubei branch of the Company, Party Secretary of the Flight Operations Department of the Company, and Vice Party Secretary of China Southern Air Holding Company. Save as disclosed above, Mr. Sun is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Mr. Yang Guang Hua is the Vice Party Secretary and Discipline Supervision Secretary of the Company. Mr. Yang is an engineer with university qualification. Mr. Yang has successively served as Deputy General Manager of the Hunan branch of the Company, General Manager of Southern Airlines (Group) Zhuhai Helicopters Company Limited, General Manager of the Hunan branch of the Company, and Deputy General Manager of the Company. Save as disclosed above, Mr. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     Ms. Yang Yi Hua is the General Manager of the Audit Department of the Company. Ms. Yang is an internationally qualified internal auditor. She has successively served as Deputy Manager of the Clearance and Settlement Office of the Financial Division of the Guangzhou Civil Aviation Administration, Manager of the Financial Office of the Company’s Financial Division, and Deputy General Manager of the Company’s Audit Department. Save as disclosed above, Ms. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

     All Directors and Supervisors of the Company have entered into service contracts with the Company for a term of three years commencing on June 16, 2004 (except that the service contract of Mr. Liu Shao Yong and Mr. Si Xian Min which commenced from November 29, 2004 and December 31, 2004 respectively will expire at the end of the term for the current session of the Board). Except for such service contracts, none of the Directors or Supervisors of the Company has entered or proposed to enter into any service contracts with the Company or its subsidiaries. None of the Directors or Supervisors has entered into any service contracts with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

SENIOR ADMINISTRATIVE OFFICERS

     Mr. Li Kun is a Managing Vice President of the Company. He graduated from the CAAC Management Institute specializing in Air Transport Management. Mr. Li was the General Manager of the Thailand Office, China Southern Airlines from 1993 to 1995. He became the General Manager of Transportation Department of the Company from 1998 to 2000. Mr Li has been holding the position as a Vice President of the Company since 2000.

     Mr. Yuan Xin An is a Vice President and Chief Engineer of the Company. He graduated from the Air Engineering College. Mr. Yuan has over 25 years of experience in the Chinese aviation industry. He has been the Manager of Quality Assurance and Deputy Controller of Quality Control of Guangzhou Aircraft Maintenance Engineering Company Limited, Deputy General Manager of the Aircraft Engineering Department of the Company, and Vice President of Guangzhou Aircraft Maintenance Engineering Company Limited. Mr. Yuan has become the Chief Engineer of the Company since 2000, and he has been appointed as a Vice President of the Company from April 2002.

     Mr. Zheng En Ren is a Vice President of the Company. He graduated from the CAAC Advanced Flying College and possesses the qualification as a First Class Pilot. Mr. Zheng has over 40 years of experience in the Chinese aviation industry. He served as the Captain of the Sixth Squadron of the Civil Aviation Administration, Chairman of the Labour Union and Deputy Chief Captain. During the period from 1996 to 1999, he held the position as President of Southern Airlines (Group) Shantou Airlines Company Limited. Mr. Zheng was an Assistant to the President of the Company from 1999 to April 2002. He has been appointed as a Vice President of the Company from April 2002.

     Mr. Hao Jian Hua is currently the Vice President of the Company. He completed his piloting at the CAAC Advanced Flying College. Mr. Hao has held positions as Captain, then Deputy Chief Captain, and subsequently Chief Captain of the Sixth Squadron of the Civil Aviation Administration during the period from 1989 to 1994. He then became a Deputy General Manager, from 1994 to 1998, and the General Manager, from 1998 to 1999, of the Flying Aviation Department of the Company. He has been the Vice President of the Company since 31 July, 2003.

     Mr. Ren Ji Dong is a Vice President of the Company who graduated from the College of Energy and Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a major degree in motor design, is a senior engineer. Mr. Ren assumed various offices in the aircraft maintenance workshop of Xinjiang Airlines Company, including Head of Workshop, Deputy Director of Workshop and President of the Engineering Department. Mr. Ren served as the Deputy Director of Urumqi Civil Aviation Administration and Vice President of Xinjiang Airlines Company. He was the Vice President of Xinjiang Airlines from 2002 to 2004. Mr. Ren has assumed the offices of the Party Secretary and Vice President of the Urumqi branch of the Company since 2004.

     Mr. He Zong Kai is a Vice President of the Company who graduated from Bejing Foreign Language Institute with a major degree in French, is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department. He assumed the offices of the President and Deputy Party Secretary of Hubei branch of the Company since 2003.

     Mr. Liu Qian is the Chief Pilot of the Company who graduated from China Civil Aviation Flying College with specialty in aircraft piloting. Mr. Liu served the Civil Aviation Administration of China as assistant researcher of the piloting skills supervision division of the piloting standards department, as assistant researcher of the operation supervision division of the piloting standards department, as assistant researcher of the freight transportation piloting standards division of the piloting standards department, and as the Deputy Head of the Piloting Standards Division of the Piloting Standards Department. He has assumed the offices of the Deputy Chief Pilot and Chief Pilot of the Company since November 2004.

     Mr. Su Liang is currently holding the position as Company Secretary. He was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specialising in Air Transport Management Engineering. Mr. Su is a holder of master degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co.. Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company’s North American cargo business. From 2000 to date, Mr. Su is the Company Secretary.

     Mr. Chen Wei Hua is the Chief Company Counsel to the Company. Mr. Chen graduated from the school of law of Peking University. He is a qualified solicitor and a qualified corporate legal counsellor. Mr. Chen joined the Civil Aviation Administration of China in 1998. He then joined the CSAHC in January 1991. From 1997 to 2003, he served as Vice Director and Director of the Legal Affairs Office of the Company. Currently, he is President of the Legal Department of the Company. Since December 2003, Mr. Chen has been the Chief Legal Adviser to the Company. He is also a Director of Xiamen Airlines Company Limited.

     None of the senior administrative officers above is connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Compensation

     RMB255,000 has been paid to independent non-executive Directors for the year ended December 31, 2004. The aggregate compensation paid by the Company to all Directors (excluding non-executive Directors), Supervisors and senior management for 2004 was RMB6.8 million. For the year ended December 31, 2004, the Company accrued an aggregate of approximately RMB145,000 on behalf of its executive Directors, Supervisors and senior management pursuant to the SA Pension Scheme and the retirement plans operated by various municipal governments in which the Company participates.

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

Remuneration Committee

     The Remuneration Committee comprises three members. The Remuneration Committee is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Wei Ming Hai and executive Director Wang Quan Hua as members. The Remuneration Committee met once in 2004 which was attended by all members. In addition, the Remuneration Committee also meets as and when required to consider remuneration related matters.

     The responsibilities of the Remuneration Committee are to approve the remuneration packages of Directors and senior management of the Group, and the Company’s “preliminary proposals on annual emoluments of the directors and senior management of the Group”.

Employees

     As of December 31, 2004, the Group had 18,221 employees, including 1,995 pilots, 3,231 flight attendants, 2,679 maintenance personnel, 2,194 sales and marketing personnel and 8,122 administrative personnel. All of the Group’s pilots, flight attendants, technical personnel, management personnel and sales and marketing personnel are contract employees, and most of the Group’s ancillary service workers are temporary employees. Contract employees are hired by the Group pursuant to renewable employment contracts with terms ranging from three to five years. Temporary employees generally are hired by the Group pursuant to at-will employment contracts or employment contracts with a term of one year.

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

     Retirement And Housing Benefits

     Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 20% of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.

     In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at a rate of 4.5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to the income statement as and when incurred.

     Furthermore, pursuant to the comprehensive services agreement (the “Services Agreement”) dated May 22, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85 million to CSAHC for a ten-year period effective January 1, 1995.

     Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of housing. Such expenditure has been deferred and amortised on a straight line basis over a period of 10 years, which represents the vesting benefit period of the employees. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income statement. As at December 31, 2004, the Group already made payments totalling RMB191 million under the scheme and recorded its remaining contractual liabilities totalling RMB69 million as accrued expenses on its balance sheet. Housing allowances are payable when applications are received from eligible employees.

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

						% to the	% to the
					% to the	total	total
					total	issued	issued
	The				issued	domestic	share
	Company/			Number	H shares	shares	capital
	associated	Types of	Type of	of shares	of the	of the	of the	Short
Name	corporation	interest	shares	held	Company	Company	Company	position
Simon To	the Company	Interest of spouse (Note 1)	H Shares	100,0000	0.009%	—	0.002%	—

Note 1:	The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the Securities and Futures Ordinance.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

     Share Capital Structure

     As of December 31, 2004, the total share capital of the Company was 4,374,178,000 shares, of which approximately 50.3% (2,200,000,000 domestic shares) is held by CSAHC, approximately 26.84% (1,174,178,000 H shares) is held by Hong Kong and overseas shareholders and approximately 22.86% (1,000,000,000 A shares) is held by domestic shareholders.

     Substantial Shareholders

     As of December 31, 2004, the following shareholders had an interest of 5% or more in the Company’s shares:

		Approximate
		Percentage
		of the Total
Name	Number of Shares	Number of Shares
CSAHC	2,200,000,000 domestic shares	50.30%
HKSCC Nominees Limited	1,151,953,998 H shares	26.34%

     The table below sets forth, as of December 31, 2004, the following entities hold 5% or more of the total number of H shares issued by the Company.

		Approximate
		Percentage of
		the Total
		Number of H
Name	Number of H Shares	Shares
HKSCC Nominees Limited	1,151,953,998	98.11%

     Domestic shares and H shares have identical voting rights.

Related Party Transactions

     The Company enters into transactions from time to time with CSAHC and its affiliates. For a description of such transactions, see Note 26 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its affiliates. The Company believes that these arrangements have been entered into by the Group in the ordinary and usual course of its business, on either normal commercial terms or terms no less favourable than terms available to or from independent third parties that are fair and reasonable so far as the shareholders are concerned.

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

     The Company and CSAHC entered into a lease agreement dated November 12, 2004, under which CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company. These lands had been administratively allocated to XJA and CNA for the purposes of their civil aviation and related businesses. Subsequently, CSAHC was authorized to deal with the land use rights of such lands, including leasing, but not transferring, such land use rights. Total area of the lands leased is 1,182,297 square metres, and the locations of such lands are in Urumqi, Shenyang, Dalian and Harbin. The lease is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The rent for the land use rights of the designed lands under lease agreement is RMB22,298,033 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm’s length negotiation between the parties. The Cap for the lease agreement is set at RMB22,298,033 per year.

     Comprehensive Services and Employee Benefits

     The Company and CSAHC have entered into a comprehensive services agreement dated May 22, 1997, pursuant to which CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85 million to CSAHC for a ten-year period effective January 1, 1995.

     Arrangements with CSAHC and CSAHC’s Affiliates

     Sale and Purchase Agreement

     The Company, CSAHC, CNA, a wholly owned subsidiary of CSAHC, and XJA, a wholly owned subsidiary of CSAHC, entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) dated November 12, 2004, pursuant to which the Company agreed to acquire, and CSAHC, CNA and XJA agreed to sell certain airlines and airlines-related operations, assets and properties of CNA, XJA and their respective subsidiaries, which included aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets. In addition, the Company will also assume all indebtedness in the aggregate sum of RMB13,438,191,000 owed by XJA, CNA and their respective subsidiaries in connection with their civil aviation business. The total consideration, including the assumption of the debts under the Sale and Purchase Agreement was RMB15,397,524,000.

  Leases

     The Company, CSAHC and CNA entered into a lease agreement dated November 12, 2004, under which CSAHC and CNA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of CNA situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia. The lease is for a fixed term of three years, commencing from the date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The consideration for lease agreement is RMB41,993,318 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm’s length negotiation between the parties. The Cap for the lease agreement is set at RMB41,993,318 per year.

     The Company, CSAHC and XJA entered into a lease agreement dated November 12, 2004, under which CSAHC and XJA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of XJA situated in Xinjiang and Russia. The lease is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The consideration for lease agreement is RMB5,797,909 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm’s length negotiation between the parties. The Cap for the lease agreement is set at RMB5,797,909 per year.

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

     For the year ended December 31, 2004, the amount incurred by the Group for the import and export of the above equipment was RMB1,117 million, inclusive of agency commission of 1.5% above the contract prices paid to SAIETC.

     Southern Airlines Advertising Company (“SAAC”), which is 45% owned by the Company and 55% owned by CSAHC

     In August 2002, the Company entered into a takeover agreement with CSAHC. As a result, the Company owns 90% and CSAHC owns 10% of SAAC.

     On 3 September, 2004, CSAHC increased its shareholdings from 10% to 55% by the creation of RMB3 million authorized share capital from RMB2 million. Such capital injection from CSAHC diluted the Company’s shareholdings of SAAC from 90% to 45%.

     The Company and SAAC have entered into an agreement dated May 22, 1997, for the provision of advertising services for a term extending from May 22, 1997 to May 22, 2000. The agreement has been extended to May 22, 2006.

     For the year ended December 31, 2004, the amount incurred by the Group to SAAC for advertising services was RMB1.2 million.

     Southern Airlines Group Finance Company Limited (“SA Finance”), which is 42% owned by CSAHC, 32% owned by the Company, 26% owned by five subsidiaries of the Company

     The Company has entered into a financial agreement dated May 22, 1997, with SA Finance for the provision of financial services such as deposit and loan facilities, credit facilities, financial guarantees and credit references for a term extending from May 22, 1997 to May 22, 2000. As agreed by the parties, the agreement has been extended for six years to May 22, 2006. In order to comply with the new requirements under the Hong Kong Listing Rules, so that SA Finance can continue to provide deposit of money service and other financial services (subject to execution of separate agreements and further compliance with the Hong Kong Listing Rules), the Company and SA Finance entered into a new financial agreement on November 12, 2004, commencing from that date for a period of three years, and is renewable, subject to compliance with the requirements of the relevant Hong Kong Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term.

     Under such agreement, (a) all funds that the Company deposits with SA Finance will be deposited by SA Finance with the Commercial and Industrial Bank of China, Bank of Communications, Bank of Agriculture, China Construction Bank, or other banks of similar creditworthiness; (b) SA Finance will not at any time have outstanding loans in excess of the amount representing the aggregate of (i) deposits received from entities other than the Company, (ii) SA Finance’s shareholders’ equity and (iii) capital reserves; and (c) SA Finance will provide credit facilities, financial guarantees, credit references, and other financial services subject to the entering into of separate agreements, which will set out the cap, terms and conditions of such services, upon request by the Company during the term of the financial agreement, and the Company will comply with the Hong Kong Listing Rules when entering into such separate written agreements.

     The Company is not subject to any extra charges for depositing money with SA Finance. For the other financial services provided by SA Finance under the financial agreement, the Company is liable to pay SA Finance the standard charging rates set by the People’s Bank of China. The PRC commercial banks also charge similar charging rates set by the People’s Bank of China. The Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Company and SA Finance.

     The Cap for the provision of deposit service under the financial agreement is set at RMB1 billion per year. The Company usually receives interest on its money deposited with SA Finance at rates which are more favourable than the benchmark interest rates set by the People’s Bank of China, usually in the range between the benchmark interest rates set by the People’s Bank of China and the inter-bank offer rates of interest. This arrangement allows the Company to achieve a more efficient use of its current capital, since the Company can enjoy better interest rates on depositing its current capital with SA Finance than the benchmark rates of interest set by the People’s Bank of China that the PRC commercial banks can offer to the Company.

     Subject to the entering into of further separate agreements, the Company can borrow from SA Finance at interest rates not higher than those set by the People’s Bank of China for similar loans. In addition, the Company is not precluded under the financial agreement to borrow money from other PRC commercial banks where the terms and conditions are favourable. The Company can also enjoy the convenience of other financial services at the rates of fees and commissions set by the People’s Bank of China, which are comparable to the rates charged by PRC commercial banks for similar services.

     As of December 31, 2004, the Group’s deposits placed with SA Finance amounting to RMB406.0 million, which earned interest at the rate of 0.62% — 1.62% per annum.

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

     For the year ended December 31, 2004, the amount paid by the Group to Shenzhen Air Catering Company Limited for the provision of in-flight meals was approximately RMB50.2 million.

     GAMECO, which is 50% owned by the Company and 50% owned by an independent third party

     The Company and GAMECO have entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On May 17, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services (the “Fee Agreement”). Pursuant to the Fee Agreement and subsequent agreements, GAMECO charged the Company for expendables at cost plus 15%, and labor costs at US$30.0 per hour during 2004.

     For the year ended December 31, 2004, the amount incurred by the Company for such repair and maintenance services was RMB659.9 million.

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

     For the year ended December 31, 2004, the amount paid by the Group to the Australian Pilot College for training services was RMB79.4 million.

     Southern Airlines (Group) Economic Development Company (“SAGEDC”), which is 61% owned by CSAHC and 39% owned by an independent third party.

     The Company and SAGEDC have entered into an agreement dated May 22, 1997, for the provision of drinks, snacks, liquor, souvenirs and other products for a term extending from May 22, 1997, to May 22, 2007.

     For the year ended December 31, 2004, the amount paid by the Group to Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products was RMB65.6 million.

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

     For the year ended December 31, 2004, the aggregate amount of ticket sales of the Group conducted through the Agents was RMB32.0 million.

     China Southern Airlines Group Air Catering Company Limited (the “Catering Company”), a wholly owned subsidiary of CSAHC

     The Company and the Catering Company entered into a catering agreement dated November 12, 2004 under which the Catering Company would supply (a) in-flight meals in accordance with the menus of in-flight meals to be agreed with the Company from time to time, and in such quantity as the Company shall advise the Catering Company in advance; and (b) catering services for different flights of the Company (including normal, additional, chartered and temporary flights) originating or stopping at the domestic airports, mainly in northern China and the Xinjiang regions where the Catering Company provides catering services.

     The catering agreement is for a fixed term of three years, commencing from the date of the agreement. The parties have agreed, after arm’s length negotiation, on the price of each type of in-flight meals and the service charges for each type of aircraft. The prices of in-flight meals and the service charges are not higher than the market rate of comparable in-flight meals and service charges. The Catering Company will issue an invoice listing out the quantity of in-flight meals supplied, the agreed unit price and the total price payable for each of the Company flight it provides service. The Cap for the Catering Agreement is set at RMB220 million per year.

     In-flight Meals Arrangement with Northern Airlines, a wholly owned subsidiary of CSAHC

     Following the announcement of the consolidation and restructuring among CSAHC, CNA and XJA on October 11, 2002 (the “Consolidation and Restructuring”), CNA has become a wholly owned subsidiary of CSAHC and a connected person of the Company under the Hong Kong Listing Rules. The following agreements have been terminated following the acquisition of the core operational assets of CNA and XJA on December 31, 2004.

     Guangzhou Nanland air Catering Company Limited (“Nanland”), which is 51% owned by the Company and 49% owned by an independent third party, has been providing and will provide in-flight meals to CNA. Pursuant to an agreement dated June 23, 2000, Nanland has been providing in-flight meals to CNA from time to time for a period of one year. The agreement will then be automatically renewed annually. For the year ended December 31, 2004, the amount paid by CNA to Nanland for the provision of in-flight means was approximately RMB5,221,000.

     Pursuant to an agreement dated October 30, 2001, CNA has been providing and will continue to provide in-flight meals to the Group from time to time for a period of one year. The agreement will then be automatically renewed annually. For the year ended December 31, 2004, the amount paid by the Group to CNA for the provision of in-flight meals was approximately RMB3,303,000.

     Ticket Sales Arrangement with Northern Airlines, a wholly owned subsidiary of CSAHC

     Following the announcement of the Consolidation and Restructuring, CNA has become a wholly owned subsidiary of CSAHC and a connected person of the Company under the Hong Kong Listing Rules. The following agreement has been terminated following the acquisition of the core operational assets of CNA and XJA on December 31, 2004.

     In accordance with the relevant requirement and industry practice, the Group has entered into ticket agency arrangement with CNA for the sale of the Group’s air tickets by CNA and for the sale of CNA air tickets by the Group. The selling party charges a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional and international tickets. These commission rates are based on the rates stipulated by the CAAC and IATA. The amount of commission paid by CNA to the Group for the year ended December 31, 2004 was approximately RMB160,848,000. The amount of commission paid by the Group to CNA for the year ended December 31, 2004 was approximately RMB13,074,000.

     The amounts payable under the above aforesaid transactions are based on the rates stipulated by the CAAC and IATA.

     In-flight Meals Arrangement with Xinjiang Airlines, a wholly owned subsidiary of CSAHC

     Following the announcement of the Consolidation and Restructuring, XJA has become a wholly owned subsidiary of CSAHC and a connected person of the Company under the Hong Kong Listing Rules. The following agreements have been terminated following the acquisition of the core operational assets of CNA and XJA on December 31, 2004.

     Pursuant to an agreement dated March 24, 2001, Nanland has been providing and will continue to provide in-flight meals to XJA from time to time for a period of one year. The agreement will then be automatically renewed annually. For the year ended December 31, 2004, the amount paid by XJA to Nanland for the provision of in-flight meals was approximately RMB2,326,000.

     Pursuant to an agreement dated September 20, 1999, XJA has been providing and will provide in-flight meals to the Group for a period of one year. The agreement will then be automatically extended annually. The amount paid by the Group to XJA for the provision of in-flight meals for the year ended December 31, 2004 was approximately RMB2,298,050.

     Ticket Sales Arrangement with Xinjiang Airlines, a wholly owned subsidiary of CSAHC

     Following the announcement of the Consolidation and Restructuring, XJA has become a wholly owned subsidiary of CSAHC and a connected person of the Company under the Hong Kong Listing Rules. The following agreement has been terminated following the acquisition of the core operational assets of CNA and XJA on December 31, 2004.

     The Group has entered into ticket agency arrangement with XJA for the sale of the Group’s air tickets by XJA and for the sale of XJA air tickets by the Group. The selling party charges a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional and international tickets. These commission sales are based on the rates stipulated by the CAAC and IATA. The amount of commission paid by XJA to the Group for the year ended December 31, 2004 was approximately RMB78,207,000. The amount of commission paid by the Group to XJA for the year ended December 31, 2004 was approximately RMB7,585,000.

     The amounts payable under the above aforesaid transactions are based on the rates stipulated by the CAAC and IATA.

Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information

     See “Item 18. Financial Statements” for financial statements filed as part of this Annual Report.

Significant Changes

     No significant changes have occurred since the date of the financial statements provided in Item 18 below.

Legal Proceedings

     The Company is currently involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) (“Litigation”). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Group (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited (“UASSC”) entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale. As the defendants failed to perform the agreement, UASSC should have the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. The Company, as one of the defendants to the Litigation, is being claimed for unspecified damages for breach of the agreement. The Company has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to the PRC for trial. On 3 May, 2004, the court made an award in favor of the Company for the transfer to the PRC, against which the plaintiff has filed an appeal. Based on the opinion given by the Company’s legal advisors, the directors of the Company consider that it is not probable that the Company will have an unfavorable outcome from the claim and that a provision for such claim and/or the associated legal costs is not required.

     Other than the above legal proceeding, the Company is not party to any material legal proceedings.

Dividend Information

     No interim dividend was paid during the year ended December 31, 2004. The Board of Directors does not recommend the payment of a final dividend in respect of the year ended December 31, 2004.

ITEM 9. THE OFFER AND LISTING.

     The principal trading market for the Company’s H Shares is the Hong Kong Stock Exchange, and the Company’s trading code is “1055”. The ADSs, each representing 50 H Shares, are evidenced by ADRs issued by The Bank of New York as the Depositary for the ADRs, and are listed on the New York Stock Exchange under the symbol “ZNH.” As of the date of this Annual Report, 2005, approximately 103,159,000 of the Company’s H Shares in the form of 2,063,180 ADSs were held in the U.S. by approximately 38 record holders in the U.S., including the Depository Trust Company.

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

	The Stock Exchange		The New York		The Shanghai
	of Hong Kong		Stock Exchange		Stock Exchange
	Price per H Share		Price per ADS		Price per A Share
	(HK$)		(US$)		(RMB)
	High	Low	High	Low	High	Low
Annual Market Prices
Fiscal Year ended December 31, 1999	2.25	0.61	13.94	3.88	N/A	N/A
Fiscal Year ended December 31, 2000	2.93	1.02	18.38	6.06	N/A	N/A
Fiscal Year ended December 31, 2001	2.95	1.35	18.10	8.00	N/A	N/A
Fiscal Year ended December 31, 2002	3.60	1.50	22.25	10.35	N/A	N/A
Fiscal Year ended December 31, 2003	3.50	1.46	22.78	9.53	5.34	3.75
Fiscal Year ended December 31, 2004	4.68	2.47	29.73	15.95	6.87	3.96
Quarterly Market Prices

Fiscal Year ended December 31, 2001
First Quarter	2.70	1.83	17.38	12.22	N/A	N/A
Second Quarter	2.95	1.89	18.10	12.00	N/A	N/A
Third Quarter	2.53	1.35	16.50	8.00	N/A	N/A
Fourth Quarter	2.42	1.66	15.25	9.8	N/A	N/A
Fiscal Year ended December 31, 2002
First Quarter	2.83	2.22	17.63	14.80	N/A	N/A
Second Quarter	3.42	2.33	21.74	14.95	N/A	N/A
Third Quarter	3.60	1.89	22.25	12.00	N/A	N/A
Fourth Quarter	2.42	1.50	15.00	10.35	N/A	N/A
Fiscal Year ended December 31, 2003
First Quarter	2.62	1.71	16.50	11.75	N/A	N/A
Second Quarter	2.40	1.46	14.85	9.53	N/A	N/A
Third Quarter	2.88	2.03	18.59	13.25	4.15	3.75
Fourth Quarter	3.50	2.50	22.78	16.76	5.34	3.86
Fiscal Year ended December 31, 2004
First Quarter	4.68	3.20	29.73	20.91	6.87	4.95
Second Quarter	3.90	2.47	24.89	15.95	6.24	4.14
Third Quarter	3.17	2.47	20.17	16.00	5.19	4.16
Fourth Quarter	3.53	2.55	22.74	16.71	5.40	3.96
Monthly Market Prices
January 2005	3.10	2.65	19.93	17.19	5.30	4.28
February 2005	2.92	2.75	18.72	17.81	4.81	4.30
March 2005	2.90	2.47	18.35	16.10	4.62	3.56
April 2005	2.67	2.20	17.03	14.72	4.02	3.11
May 2005	2.72	2.50	17.33	16.26	3.70	3.24
June 2005	2.67	2.50	16.98	16.25	3.46	2.95

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

     The Articles of Association do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Material Contracts

(a)	A sale and purchase agreement (the “Sale and Purchase Agreement”) dated November 12, 2004 between the Company, CSAHC, CNA, a wholly owned subsidiary of CSAHC, and XJA, a wholly owned subsidiary of CSAHC, pursuant to which the Company agreed to acquire, and CSAHC, CNA and XJA agreed to sell certain airlines and airlines-related operations, assets and properties of CNA, XJA and their respective subsidiaries, which included aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets. In addition, the Company will also assume all indebtedness in the aggregate sum of RMB13,438,191,000 owed by XJA, CNA and their respective subsidiaries in connection with their civil aviation business. The total consideration, including the assumption of the debts under the Sale and Purchase Agreement was RMB15,397,524,000. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(b)	A lease agreement (the “Lease Agreement 1”) dated November 12, 2004 between the Company, CSAHC and CNA, pursuant to which CSAHC and CNA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation business of CNA situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia for a period of three years. The consideration for Lease Agreement 1 is RMB41,993,318.44 per year. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(c)	A lease agreement (the “Lease Agreement 2”) dated November 12, 2004 between the Company, CSAHC and XJA, pursuant to which CSAHC and XJA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation business of XJA situated at Xinjiang and Russia for a period of three years. The consideration for Lease Agreement 2 is RMB5,797,908.61 per year. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(d)	A lease agreement (the “Lease Agreement 3”) dated November 12, 2004 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain lands situated in Urumqi, Shenyang, Dalian and Harbin, by leasing the land use rights of such lands to the Company for a period of three years. The consideration for Lease Agreement 3 is RMB22,298,033 per year. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(e)	A catering agreement (the “Catering Agreement”) dated November 12, 2004 between the Company and China Southern Airlines Group Air Catering Company Limited (the “Catering Company”), a wholly owned subsidiary of CSAHC, pursuant to which the Catering Company supplies in-flight meal and catering services to the flights of the Company originating or stopping at the domestic airports, mainly in Northern China and Xinjiang regions where the Catering Company provides catering services for a period of three years. The consideration for the catering agreement is based on the price of each type of in-flight meals and the service price for each type of aircraft, and is capped at RMB220 million per year. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(f)	A financial agreement (the “Financial Agreement”) dated November 12, 2004, between the Company and Southern Airlines Group Finance Company Limited (“SA Finance”), a connected person of the Company which is 42% owned by CSAHC, 32% owned by the Company and 26% owned in aggregate by five subsidiaries of the Company. The Financial Agreement commenced from November 12, 2004 for a period of three years, and is renewable, subject to compliance with the requirements of the relevant Hong Kong Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term. Under the Financial Agreement, SA Finance provides deposit of money service and, subject to the execution of further agreements with the Company, other financial services like loan facilities, credit facilities, financial guarantees and credit references to the Company. The Company is not subject to any extra charges for depositing money with SA Finance. For the other financial services provided by SA Finance under the financial agreement, the Company is liable to pay SA Finance the standard charging rates set by the People’s Bank of China. The PRC commercial banks also charge similar charging rates set by the People’s Bank of China. The Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Company and SA Finance. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(g)	An aircraft acquisition agreement dated April 21, 2005 pursuant to which the Company and Southern Airlines (Group) Import and Export Trading Company agreed to acquire and Airbus SNC agreed to sell five new A380 aircraft.

(h)	An aircraft acquisition agreement dated April 29, 2005 pursuant to which the Company and Xiamen Airlines Company Limited have agreed to acquire and The Boeing Company has agreed to sell the 12 new B737-700 aircraft and 33 new B737-800 aircraft.

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

     The Company is subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street N.W. Washington D.C. 20549.

     You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

Subsidiary Information

     Not applicable.

Comparison of New York Stock Exchange Corporate Governance Rules and China Corporate Governance Rules for Listed Companies

Under the amended Corporate Governance Rules of New York Stock Exchange (NYSE), foreign issuers (including the Company) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences is listed below:

NYSE corporate governance rules	Corporate governance rules applicable to the domestically listed companies in China and the Company’s governance practices

Director Independence
     A listed company must have a majority of independent directors on its board of directors. No director qualifies as “independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$100,000 in direct compensation from the listed company.
Any listed company must establish an independent director system and set forth specific requirements for the qualification of independent directors. An independent director shall not hold any other position in the listed company other than being a director and shall not be influenced by the main shareholders or the controlling persons of the listed company, or by any other entities or persons with whom the listed company has a significant relationship. The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	No similar requirements.

Nominating/Corporate Governance Committee	The board of directors of a listed company may, through the resolution of the shareholders’ meeting, establish a nominating committee composed entirely of directors, of which the independent directors shall be the majority and the convener. The Company has not established a nominating committee.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.

The nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities which, at minimum, must be to: search for eligible people for the board of directors, select and nominate directors for the next session of the shareholders’ annual meeting, study and propose corporate governance guidelines, supervise the evaluation of the board of directors and management, and evaluate the performance of the committee every year.
The independent non-executive Directors of the Company are nominated by the Board of Directors, and their appointment must be approved by the shareholders of the Company in a general meeting.

The executive Directors of the Company are nominated by CSAHC, the controlling shareholder of the Company, and their appointment must be approved by the shareholders of the Company in a general meeting.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	The board of directors of a listed company can, through the resolution of shareholders’ meeting, have a compensation and evaluation committee composed entirely of directors, of whom the independent directors are the majority and act as the convener. The Company has established a remuneration committee consisting of three members. The remuneration committee is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Wei Ming Hai and executive Director Wang Quan Hua as members. The responsibilities of the remuneration committee are to approve the remuneration packages of Directors and senior management of the Group, and the Company’s “preliminary proposals on annual emoluments of the directors and senior management of the Group”.

The written charter of the compensation committee must state, at least, the following purposes and responsibilities:	The responsibilities are similar to those stipulated by the NYSE rules, but the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee.

(1)	review and approve the corporate goals associated with CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals, and based on such evaluation determine and approve the CEO’s compensation level;

(2)	make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval;

(3)	produce a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC.

The charter must also include the requirement for an annual performance evaluation of the compensation committee.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.
The board of directors of a listed company can, through the resolution of the shareholders’ meeting, establish an audit committee composed entirely of directors, of which the independent directors are the majority and act as the convener, and, at minimum, one independent director is an accounting professional.

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.
The responsibilities of the audit committee are similar to those stipulated by the NYSE rules, but according to the domestic practices, the Company is not required to make an annual performance evaluation of the audit committee,and the audit committee is not required to prepare an audit report to be included in the Company’s annual proxy statement. The Board of Directors of the Company has established an audit committee that satisfies relevant domestic requirements and the audit committee has a written charter.

The written charter must also require the audit committee to prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement as well as an annual performance evaluation of the audit committee.

Each listed company must have an internal audit department.	China has a similar regulatory provision, and the Company has an internal audit department.

Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment incentive plans, certain awards and plans in the context of mergers and acquisitions.
The relevant regulations of China require the board of directors to propose plans and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers is subject to approval by the board and announced at the shareholders’ meeting and disclosed to the public upon the approval of the board of directors.

Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director compensation, director continuing education, annual performance evaluation of the board of directors, etc.
China Securities Regulatory Commission (“CSRC”) has issued the Corporate Governance Rules, with which the Company has complied.

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	China does not have such requirement for a code for ethics. But, the directors and officers must perform their legal responsibilities in accordance with the Company Law of PRC, relative requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE on writing of any material non-compliance with any applicable provisions of Section 303A.
No similar requirements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     The Group is subject to market risks due to fluctuations in interest rates. The majority of the Group’s borrowings is in the form of long-term fixed- and variable-rate debts with original maturities ranging from two to fifteen years. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. From time to time, the Group may enter into interest rate swaps designed to mitigate exposure relating to interest rate risks. No such contract was outstanding as of December 31, 2004.

     The Group is also exposed to foreign currency risk as a result of its aircraft and flight equipment being sourced from overseas suppliers. Specifically, the Group’s foreign currency exposure relates primarily to its foreign currency long-term debts used to finance such capital expenditures and its capital commitments. Subject to certain restrictive conditions imposed by the State Administration of Foreign Exchange, the Group may, from time to time, enter into forward foreign exchange contracts to mitigate its foreign currency exposures. No such contract was outstanding as of December 31, 2004.

     As of December 31, 2004, the Group operated a total of 131 aircraft under operating and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks; however, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under operating and capital leases are disclosed in Note 18 to the Financial Statements.

     The following table provides information regarding the Group’s material interest rate sensitive financial instruments as of December 31, 2004 and 2003:

	As of December 31, 2004								As of December 31, 2003
	Expected maturity date
							Total		Total
							recorded		recorded
	2005	2006	2006	2008	2009	Thereafter	amount	Fair value(2)	amount	Fair value(2)
Debt
Fixed-rate notes payable
In US$	767	445	402	251	205	182	2,252	2,464	2,627	2,915
Average interest rate	6.09%	6.52%	6.41%	6.41%	6.41%	6.82%	6.09%		6.79%	—
Variable-rate notes payable
In US$	6,421	905	3,557	777	996	2,671	15,327	15,327	8,372	8,372
Average interest rate	2.26%	2.60%	2.60%	2.60%	2.60%	2.26%	2.40%		1.63%	—
In HKD	3,327	—	—	—	—	—	3,327	3,327	—	—
Average interest rate	1.42%	—	—	—	—	—	1.42%		—	—
In RMB	1,003	276	181	27	27	1,033	2,547	2,547	620	620
Average interest rate	5.13%	5.65%	5.20%	5.02%	5.02%	5.20%	5.04%		4.46%	—

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2004 and 2003.

     The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2004 and 2003:

	As of December 31, 2004								As of December 31, 2003
	Expected maturity date
							Total		Total
							recorded		recorded
	2004	2005	2006	2007	2008	Thereafter	amount	Fair value(2)	amount	Fair value(2)
Debt
Fixed-rate notes payable In US$	767	445	402	251	205	182	2,252	2,464	2,627	2,915
Average interest rate	6.09%	6.52%	6.41%	6.41%	6.41%	6.82%	6.09%		6.79%	—
Variable-rate notes payable in US$	6,421	905	3,557	777	996	2,671	15,327	15,327	8,372	8,372
Average interest rate	2.26%	2.60%	2.60%	2.60%	2.60%	2.26%	2.40%		1.63%	—
In HKD	3,327	—	—	—	—	—	3,327	3,327	—	—
Average interest rate	1.42%	—	—	—	—	—	1.42%		—	—
Capital commitment in US$	8,748	2,996	32	—	—	—	11,776	11,776	10,615	10,615

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2003 and 2004.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     There were no material modifications affecting the rights of securities holders made during the fiscal year ended December 31, 2004.

Use of Proceeds

(1)	Effective date of the Securities Act registration statement for which the use of proceeds information is being disclosed:

July 23, 1997. SEC file number assigned to such registration statement: 333-7114.

(2)	The offering commenced on July 23, 1997.

(3)	The offering was not terminated prior to the sale of any securities registered under the registration statement.

(4)	(i)	The offering was not terminated prior to the sale of all securities registered under the registration statement.

	(ii)	Name of the managing underwriter: Goldman Sachs (Asia) L.L.C. (global coordinator).

	(iii)	and (iv)

		Aggregate			Aggregate
		price of			offering
Title of each		offering			price of
class of	Amount	amount		Amount	amount
securities registered	registered(1)	registered(2)		sold(3)	sold(4)
Ordinary H Shares of par value RMB 1.00 per share represented by American Depositary Shares	861,823,000 shares	US$	528,469,864	851,501,000 shares	US$	522,140,413

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

(v)

Underwriting discounts and commissions	US$	36,593,000
Finder’s fees		—
Expenses paid to or for underwriters	US$	2,958,000
Other expenses	US$	21,411,000
Total expenses	US$	60,962,000

Note:	No direct or indirect payments were made to directors, officers, general partners of the Company or their associates, or to persons owning ten percent or more of any class of equity securities of the Company, or to affiliates of the Company. All payments were made to third parties.

(vi) Net offering proceeds to the Company after deducting the total expenses in item (4)(v) above:

     US$658,532,700

Note:	The amount is calculated on the basis of the actual aggregate amount of proceeds to the Company, and includes the proceeds from the sale of 322,677,000 H Shares referred to in note (1) of item (4)(iv) above.

(vii) As of December 31, 2004, the net offering proceeds to the Company was used up as follows:

Construction of plant, building and facilities	US$	41.9 million
Purchase and installation of machinery and equipment	US$	394.6 million
Purchase of real estate		—
Acquisition of other business(es)		—
Repayment of indebtedness	US$	192.4 million
Working Capital	US$	29.6 million

Note:	No direct or indirect payments were made to directors, officers, general partners of the Company or their associates, or to persons owning ten percent or more of any class of equity securities of the Company, or to affiliates of the Company. All payments were made to third parties.

(viii) The uses of proceeds do not represent a material change in the use of proceeds described in the prospectus.

PART III

ITEM 15. CONTROLS AND PROCEDURES.

     Our president and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) or 15d-15(e)), and concluded that, based on their evaluation, our disclosure controls and procedures are effective as of the end of the period covered by this Annual Report to ensure that material information required to be included in this Annual Report would be made known to them by others on a timely basis.

     There has been no significant change in our internal controls over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

     The Board of Directors has determined that Mr. Wei Ming Hai qualifies as an audit committee financial expert in accordance with the terms of Item 16. A of Form 20-F. See “Item 6 Directors, Senior Management and Employees — Directors and Senior Management”.

ITEM 16B. CODE OF ETHICS.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES.

     The following table sets forth the aggregate audit fees, audit-related fees, tax fees of the Company’s principal accountants and all other fees billed for products and services provided by the Company’s principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2003 and 2004:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2003	RMB8.2 million	RMB7.0 million	RMB0.17 million	RMB1.1 million
2004	RMB8.9 million	RMB6.6 million	RMB0.11 million	—

Audit-related fees

     Services provided primarily consist of the following:

a)	Review of the Group’s 2004 interim financial report prepared under IFRS; and

b)	In connection with the Company’s acquisition of the airline operations and related assets of China Northern Airlines Company and Xinjiang Airlines Company;

– Audit of the financial statements of China Northern Airlines Company and Xinjiang Airlines Company;

– Issuance of comfort letter on profit forecast;

– Issuance of comfort letter on working capital forecast; and

– Issuance of report on statement of indebtedness.

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

Exemptions from the Listing Standards for Audit Committee

     Not applicable.

ITEM 16D. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     The Company and its affiliated companies have not purchased any issued common shares of the Company during 2004 and up to the date of this Annual Report.

PART IV

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
4.1	Form of Director’s Service Agreement is incorporated by reference in Exhibit 4(c).1 of Form 20-F for the year of 2004.
4.2	Form of Non-Executive Director’s Service Agreement is incorporated by reference in Exhibit 4(c).2 of Form 20-F for the year of 2004.
8	Subsidiaries of the Company
12.1	Section 302 Certification of Chairman
12.2	Section 302 Certification of President
12.3	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chairman
13.2	Section 906 Certification of President
13.3	Section 906 Certification of Chief Financial Officer

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Liu Shao Yong
Name:	Liu Shao Yong
Title:	Chairman of the Board of Directors

Date: June 30, 2005

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Southern Airlines Company Limited:

     We have audited the accompanying consolidated balance sheets of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2004, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

     The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

KPMG
Hong Kong
April 25, 2005

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2002, 2003 and 2004

(Amounts in millions, except per share data)

	Note	2002	2003	2004	2004
		RMB	RMB	RMB	U.S. dollars
Operating revenue:
Traffic revenue	3	17,482	16,965	23,344	2,821
Other operating revenue	4,26	537	505	630	76

Total operating revenue		18,019	17,470	23,974	2,897

Operating expenses:
Flight operations	5, 26	6,733	7,070	10,418	1,259
Maintenance	6, 26	2,333	2,589	3,459	418
Aircraft and traffic servicing	7, 26	2,511	2,767	3,503	423
Promotion and sales	8, 26	1,500	1,480	1,940	234
General and administrative	9	1,060	1,053	1,323	160
Depreciation and amortization		1,840	2,038	2,413	292
Other		16	17	9	1

Total operating expenses		15,993	17,014	23,065	2,787

Operating income		2,026	456	909	110

Non-operating income/(expenses):
Interest income	26	52	13	22	3
Interest expense	17, 26	(959)	(824)	(691)	(84)
Equity income of affiliated companies		37	48	12	1
Equity loss of jointly controlled entities		(3)	(39)	(5)	(1)
Gain/(loss) on sales of property, plant and equipment	14, 25	171	(22)	(1)	—
Exchange loss, net		(176)	(164)	(59)	(7)
Other, net		(9)	21	46	6

Total net non-operating expenses		(887)	(967)	(676)	(82)

Income/(loss) before taxation and minority interests		1,139	(511)	233	28

Taxation (expense)/credit	10	(398)	324	(78)	(9)

Income/(loss) before minority interests		741	(187)	155	19

Minority interests		(165)	(171)	(203)	(25)

Net income/(loss)		576	(358)	(48)	(6)

Basic earnings/(loss) per share	2(ab)	0.17	(0.09)	(0.01)	(0.001)

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2004

(Amounts in millions)

	Note	2003	2004	2004
		RMB	RMB	U.S. dollars
ASSETS
CURRENT ASSETS
Cash and cash equivalents	11	2,080	3,083	373
Trade receivables	12	834	1,203	145
Other receivables		296	616	74
Inventories		544	1,302	157
Prepaid expenses and other current assets		248	378	46
Short term investments	13	—	683	83

Total current assets		4,002	7,265	878
NON-CURRENT ASSETS
Property, plant and equipment, net	14	28,536	46,841	5,660
Construction in progress	15	1,630	565	68
Lease prepayments		349	346	42
Investments	16	1,357	1,483	179
Lease and equipment deposits		2,933	5,397	652
Other assets		255	331	40

Total non-current assets		35,060	54,963	6,641

TOTAL ASSETS		39,062	62,228	7,519

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable, including current installments of long-term notes payable	17	7,097	11,518	1,392
Current installments of obligations under capital leases	18	1,298	2,144	259
Accounts payables		928	1,554	188
Bills payable		438	136	16
Sales in advance of carriage		466	874	106
Taxes payable		90	39	5
Amounts due to related companies	26	929	2,330	282
Accrued expenses	19	2,528	4,551	549
Other liabilities		1,020	2,974	359

Total current liabilities		14,794	26,120	3,156

NON-CURRENT LIABILITIES
Notes payable, excluding current installments	17	4,522	11,935	1,442
Obligations under capital leases, excluding current installments	18	5,543	9,599	1,160
Provision for major overhauls	6	189	284	34
Deferred credits	20	47	100	12
Deferred tax liabilities	21	398	287	35

Total non-current liabilities		10,699	22,205	2,683

TOTAL LIABILITIES		25,493	48,325	5,839
MINORITY INTERESTS		1,673	2,055	248
SHAREHOLDERS’ EQUITY	22,23	11,896	11,848	1,432

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		39,062	62,228	7,519

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002, 2003 and 2004

(Amounts in millions)

	Note	2002	2003	2004	2004
		RMB	RMB	RMB	U.S. dollars
Cash inflows from operations	29(a)	4,763	3,075	4,555	550
Interest received		53	13	22	3
Interest paid		(1,051)	(924)	(754)	(91)
Income tax paid		(67)	(35)	(227)	(27)

Net cash inflows from operating activities		3,698	2,129	3,596	435

Investing activities:
Proceeds from disposal of aircraft		778	29	—	—
Proceeds from disposal of other property, plant and equipment		47	28	47	6
Dividends received from affiliated companies		3	—	12	1
Dividends received from jointly controlled entities		—	—	5	1
Dividends received from equity securities held for trading		—	—	13	2
(Increase)/decrease in other assets		(1)	6	(9)	(1)
Payment of lease and equipment deposits		(1,999)	(1,852)	(3,151)	(381)
Refund of lease and equipment deposits		2,117	1,066	1,253	151
Capital expenditures		(6,351)	(4,707)	(6,631)	(801)
Purchase of investments in equity securities		(7)	(1)	(680)	(82)
Investments in affiliated companies		(136)	—	(9)	(1)
Investments in jointly controlled entities		(296)	(3)	(72)	(9)
Governmental subsidy for safety related capital expenditures		40	—	—	—
Effect of acquisition, net of cash and cash equivalents acquired	29(c)	(90)	—	398	48

Net cash used in investing activities		(5,895)	(5,434)	(8,824)	(1,066)

Net cash outflows before financing activities		(2,197)	(3,305)	(5,228)	(631)

Financing activities:
Proceeds from A Shares issue, net of issuance costs		—	2,641	—	—
Proceeds from bank notes payable		6,997	8,914	14,555	1,759
Repayment of bank notes payable		(2,194)	(8,371)	(7,108)	(859)
Repayment of principal under capital lease obligations		(1,546)	(1,555)	(1,272)	(154)
Minority shareholders’ contributions		10	1	71	9
Dividends paid to shareholders		(68)	—	—	—
Dividends paid to minority shareholders		(49)	(15)	(15)	(1)

Net cash inflows from financing activities		3,150	1,615	6,231	754

Increase/(decrease) in cash and cash equivalents		953	(1,690)	1,003	123
Cash and cash equivalents at beginning of year		2,817	3,770	2,080	250

Cash and cash equivalents at end of year		3,770	2,080	3,083	373

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2002, 2003 and 2004

(Amounts in millions)

		Share	Share	Other	Retained
	Note	capital	premium	reserves	profits	Total
		RMB	RMB	RMB	RMB	RMB
Shareholders’ equity at December 31, 2002		3,374	3,684	586	1,969	9,613

Issue of A Shares	22	1,000	1,641	—	—	2,641
Net loss		—	—	—	(358)	(358)
Appropriations to reserves		—	—	25	(25)	—

Shareholders’ equity at December 31, 2003		4,374	5,325	611	1,586	11,896

Net loss		—	—	—	(48)	(48)
Appropriations to reserves		—	—	61	(61)	—

Shareholders’ equity at December 31, 2004		4,374	5,325	672	1,477	11,848

Shareholders’ equity at December 31, 2004 in U.S. dollars		529	643	81	179	1,432

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions, except share data)

1. BASIS OF PRESENTATION

     China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the provision of domestic, Hong Kong regional and international passenger, and cargo and mail airline services, with flights operating primarily from the new Guangzhou Baiyun International Airport, which is both the main hub of the Group’s route network and the location of its corporate headquarters.

     The Company was established in the People’s Republic of China (the “PRC”, “China” or the “State”) on March 25, 1995 as a joint stock limited company as part of the reorganization (the “Reorganization”) of the Company’s holding company, China Southern Air Holding Company (“CSAHC”). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

     The Company’s H shares (“H Shares”) and American Depositary Shares (“ADS”) (each ADS representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares (“A Shares”) which are listed on the Shanghai Stock Exchange.

     Pursuant to a sale and purchase agreement dated November 12, 2004 between the Company, CSAHC, China Northern Airlines Company (“CNA”) and Xinjiang Airlines Company (“XJA”) which was approved by the Company’s shareholders in an extraordinary general meeting held on December 31, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA with effect from December 31, 2004 (the “CNA/XJA Acquisitions”). The consideration payable for the CNA/XJA Acquisitions amounting to RMB15,522 was determined based on the fair value of the acquired assets. Such consideration was partly satisfied by assumption of debts and liabilities of CNA and XJA totaling RMB13,563 outstanding as of December 31, 2004 and the remaining balance of RMB1,959 is required to be satisfied in cash by December 31, 2005 (Note 26).

     As the above acquisitions were completed on December 31, 2004, they have no impact on the Company’s consolidated income statement for the year ended December 31, 2004.

     Further details of the CNA/XJA Acquisitions are set out in Note 29 to the consolidated financial statements.

     The consolidated financial statements have been prepared in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of readers, the 2004 financial statements have been translated into United States dollars at the rate of US$1.00 = RMB 8.2765, the rate quoted by the People’s Bank of China on December 31, 2004. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars (“US$”) at that rate or at any other certain rate on December 31, 2004 or at any other certain date.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

2. PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

     The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations.

     Information relating to the nature and effect of the significant differences between IFRS and accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) are set forth in Note 34.

(b) Basis of preparation

     The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 14).

     The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

     The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

     The accounting policies set out below have been applied consistently by the Group and are consistent with those used in previous years.

(c) Basis of consolidation

     The consolidated financial statements include the financial statements of the Company and all of its subsidiaries (see Note 30 for details of the Company’s principal subsidiaries) made up to December 31, each year. A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control ceases.

     The results of subsidiaries are included in the consolidated statements of operations, and the share attributable to minority shareholders is deducted from or added to the consolidated income after taxation. Losses attributable to minority shareholders of partly owned subsidiaries

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

are accounted for based on the respective equity owned by the minority shareholders up to the amount of the capital contribution and reserves attributable to the minority shareholders. Thereafter, all further losses are assumed by the Company.

     Intra-group balances and transactions, and any unrealized profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized income, but only to the extent that there is no evidence of impairment.

(d) Cash and cash equivalents

     Cash and cash equivalents consist of cash in hand and balances with banks and other financial institutions with an original maturity within three months. For the purposes of the consolidated statements of cash flows, cash and cash equivalents are presented net of bank overdrafts, if any.

(e) Trade and other receivables

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

(f) Inventories

     Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal are stated at the lower of cost and net realizable value. Net realizable value represents estimated resale price.

(g) Other investments

     Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognized in the consolidated statements of operations.

     Where the Group has the positive intent and ability to hold bonds to maturity, they are stated at amortized cost less impairment losses (see accounting policy m).

     Other financial instruments are stated at cost less impairment losses (see accounting policy m). Other financial instruments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

(h) Property, plant and equipment and depreciation

(i) Owned assets

     An item of property, plant and equipment is initially recorded at cost less accumulated depreciation (see (iv) below) and impairment losses (see accounting policy m). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (see Note 14), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

     Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of operations on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

(ii) Leased assets

     Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as capital leases.

     Flight equipment acquired by way of capital leases is stated at an amount equal to lower of its fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses (see accounting policy m) and the corresponding liabilities, net of finance charges are recorded as obligations under capital leases. Subsequent to the revaluation (see Note 14), which was based on depreciated replacement costs, leased assets are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

     The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rentals are written off as an expense of the period in which they are incurred.

     Gains or losses on aircraft sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions are recognized immediately if the transactions are established at fair value. Any difference between the sales price over fair value is deferred and amortized over the period the assets are expected to be used.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     Payments made under operating leases are recognized in the consolidated statements of operations on a straight-line basis over the terms of the leases. Lease incentives received are recognized in the consolidated statements of operations as an integral part of the total lease expense.

(iii) Subsequent costs

     The Group recognizes in the carrying amounts of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognized in the consolidated statements of operations as an expense as incurred.

(iv) Depreciation

     Depreciation is calculated to write off the cost or revalued amount of items of property, plant and equipment over their estimated useful lives on a straight line basis, after taking into account their residual values, as follows:

	Depreciable life	Residual value
Buildings	15 to 40 years	Nil
Owned and leased aircraft	8 to 15 years	28.75%
Other flight equipment
- Jet engines	8 to 15 years	3%
- Others, including rotable spares	8 to 15 years	Nil
Machinery and equipment	5 to 10 years	3%
Vehicles	6 years	3%

     Depreciation for leased assets is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out above.

(i) Construction in progress

     Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost. Cost comprises direct costs of construction as well as interest charges during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificates by the relevant PRC authorities.

(j) Lease prepayments

     Lease prepayments represent the purchase costs of land use rights and are amortized on a straight line basis over the period of land use rights.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

(k) Affiliated company and jointly controlled entity

     An affiliated company is an entity in which the Group has significant influence, but not control, over its the financial and operating policies. The consolidated financial statements include the Group’s share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an affiliated company, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an affiliated company.

     A jointly controlled entity is an entity over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s share of the total recognized gains and losses of jointly controlled entities on an equity accounted basis, from the date that joint control commences until the date that joint control ceases. When the Group’s share of losses exceeds its interest in a jointly controlled entity, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of a jointly controlled entity.

     Unrealized income arising from transactions with affiliated companies and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized income, but only to the extent that there is no evidence of impairment.

     In the consolidated balance sheets, the investments in affiliated companies and jointly controlled entities are stated at the Group’s attributable share of net assets.

(l) Deferred expenditure

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

(m) Impairment loss

     The carrying amounts of the Group’s assets, other than inventories (see accounting policy f), trade and other receivables (see accounting policy e) and deferred tax assets (see accounting policy r) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognized as an expense in the consolidated statements of operations.

     The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred.

(n) Interest-bearing borrowings

     Interest-bearing borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statements of operations over the period of the borrowings on an effective interest basis.

(o) Provisions

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

(p) Defeasance of long-term liabilities

     Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

(q) Deferred credits

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

(r) Deferred taxation

     Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable income/loss.

     The tax value of losses expected to be available for utilization against future taxable income is recognized as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(s) Revenue recognition

(i) Passenger, cargo and mail revenues are recognized when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognized when services are rendered. Revenue is stated net of sales tax. In addition, prior to May 1, 2003, revenue was stated net of the contributions to the Civil Aviation Administration of China (“CAAC”) Infrastructure Development Fund.

(ii) Interest income is recognized on a time proportion basis according to the outstanding principal and the applicable interest rate.

(iii) Dividend income is recognized when the Group’s right to receive payment is established.

(iv) Operating lease income is recognized on a straight line basis over the terms of the respective leases.

(t) Traffic commissions

     Traffic commissions are expensed when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded on the consolidated balance sheets as a prepaid expense.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

(u) Maintenance and overhaul costs

     Routine maintenance and repairs, and overhauls in respect of owned aircraft and aircraft held under capital leases are expensed in the consolidated statements of operations as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls required to be performed on the related aircraft prior to their return to the lessors.

(v) Borrowing costs

     Borrowing costs are expensed in the consolidated statements of operations as and when incurred, except to the extent that they are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

     The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

(w) Retirement benefits

     Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the consolidated statements of operations as and when incurred (Note 25).

(x) Frequent flyer award programs

     The Group maintains two frequent flyer award programs, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognized as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

     Revenue from mileage sales to third parties under the frequent flyer award programs is recognized when the related transportation services are provided.

(y) Translation of foreign currencies

     Transactions in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC rates”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Renminbi at the PBOC rates at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC rates prevailing on the transaction dates.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

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

(aa) Segmental reporting

     A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(ab) Basic earnings/(loss) per share

     Basic earnings/(loss) per share for the years ended December 31, 2002, 2003 and 2004 have been computed by dividing net income/(loss) of RMB576, RMB(358), and RMB(48) respectively, by the weighted average number of shares in issue of 3,374,178,000 in 2002, 3,831,712,000 in 2003, and 4,374,178,000 in 2004, respectively.

     The amount of diluted earnings/(loss) per share is not presented as there were no dilutive potential ordinary shares in existence during the years ended December 31, 2002, 2003 and 2004.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

3. TRAFFIC REVENUE

     Traffic revenue is stated net of sales tax. In addition, traffic revenue for the year ended December 31, 2002 and four-month period ended April 30, 2003 was stated net of contributions to the CAAC Infrastructure Development Fund. An analysis of traffic revenue is as follows:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Passenger	15,696	15,010	21,100
Cargo and mail	1,786	1,955	2,244

	17,482	16,965	23,344

     Pursuant to various PRC sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and outbound international/Hong Kong regional flights during the years ended December 31, 2002, 2003 and 2004, except for the period from May 1, 2003 to December 31, 2003 when passenger revenue was exempted from sales tax. Sales tax incurred by the Group for the years ended December 31, 2002, 2003 and 2004, netted off against revenue, amounted to RMB558, RMB206, and RMB716 respectively.

     In addition, the Group is required to pay contributions to the CAAC Infrastructure Development Fund. Prior to May 1, 2003, contributions to CAAC Infrastructure Development Fund were payable at 5% and 2% respectively of the domestic and international/Hong Kong regional traffic revenue. For the period from May 1, 2003 to March 31, 2004, the Group was exempted from paying any contributions. Effective from April 1, 2004, contributions to the CAAC Infrastructure Development Fund are payable based on the traffic capacity deployed by the Group on its routes. The contributions now form part of the flight operations expenses and amounted to RMB466 million for the year ended December 31, 2004. The contributions for the years ended December 31, 2002 and 2003 amounted to RMB798 and RMB251, respectively were netted off against traffic revenue.

     Pursuant to approval documents issued by the CAAC, the Group imposes a fuel surcharge on passengers carried by its domestic and Hong Kong regional flights at certain prescribed rates on ticket fares. The fuel surcharge forms part of the traffic revenue of the Group. For the years ended December 31, 2002, 2003 and 2004, the fuel surcharge revenue of the Group totaled approximately RMB554, RMB740 and RMB348, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

4. OTHER OPERATING REVENUE

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Commission income	138	140	203
General aviation income	68	40	55
Ground services income	79	99	146
Air catering income	38	31	53
Net income from lease arrangements (Note 14)	52	69	—
Rental income	—	40	45
Aircraft lease income	47	—	11
Other	115	86	117

	537	505	630

5. FLIGHT OPERATIONS EXPENSES

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Fuel costs	3,519	3,867	6,050
Operating lease rentals	1,417	1,536	1,665
Air catering expenses	625	510	705
Aircraft insurance	256	196	185
Flight personnel payroll and welfare	781	728	1,026
Training expenses	39	123	183
CAAC Infrastructure Development fund	—	—	466
Other	96	110	138

	6,733	7,070	10,418

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

6. MAINTENANCE EXPENSES

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Repairing and maintenance charges	1,842	2,077	2,734
Maintenance materials	292	300	422
Labor costs	130	139	227
Other	69	73	76

	2,333	2,589	3,459

     Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Balance at beginning of year	187	194	200
Additional amount provided	49	68	89
Through the CNA/XJA Acquisitions	—	—	70
Amount utilized	(42)	(62)	—

Balance at end of year	194	200	359

     Balance of provision for major overhauls at December 31, 2003 and 2004 consisted of:

	December 31,
	2003	2004
	RMB	RMB
Current portion (included in accrued expenses) (Note 19)	11	75
Non-current portion	189	284

	200	359

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

7. AIRCRAFT AND TRAFFIC SERVICING EXPENSES

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Landing and navigation fees	2,353	2,562	3,222
Ground service charges	158	205	281

	2,511	2,767	3,503

8. PROMOTION AND SALES EXPENSES

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Sales commissions	750	757	1,062
Ticket office expenses	516	504	552
Computer reservation services	175	175	233
Advertising and promotion	31	24	36
Other	28	20	57

	1,500	1,480	1,940

9. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
General corporate expenses	659	680	696
Salaries and welfare	380	339	575
Provision for doubtful accounts (Note 33)	1	12	27
Other taxes and levies	20	22	25

	1,060	1,053	1,323

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

10. TAXATION EXPENSE/(CREDIT)

     On October 17, 2003, the Company’s registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document “Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043”, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective October 1, 2003. As a result, the Company’s income tax rate has been changed from 33% to 15% beginning from that date.

     As a result of the reduction in income tax rate, the Company’s net deferred tax liability balance at January 1, 2003 of RMB507 was reduced by RMB392. Accordingly, a net deferred tax credit of RMB392 was recognized in the consolidated statement of operations for the year ended December 31, 2003.

     In respect of the Group’s overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the years ended December 31, 2002, 2003 and 2004.

     Taxation expense/(credit) consisted of:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
PRC income tax:
Company and subsidiaries	72	47	176
Affiliated companies	9	3	2
Jointly controlled entities	—	7	11

	81	57	189

Deferred tax (Note 21)
- current year	317	11	(111)
- adjustment for change in enacted tax rate	—	(392)	—

	398	(324)	78

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     Actual taxation amount in the consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004 differed from the amounts computed by applying the PRC income tax rate of 33%, 15% and 15%, respectively, to income/(loss) before taxation and minority interests as a result of the following:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Expected PRC taxation expense/(credit)	376	(77)	35
Adjustments:
Gains on sale and leaseback transactions and their amortization	(1)	—	—
Effect on change in income tax rate on deferred taxation	—	(392)	—
Rate differential on subsidiaries	(60)	5	—
Non-deductible expenses	61	80	40
Unrecognized tax losses	—	22	—
Expired tax losses	—	34	—
Other, net	22	4	3

	398	(324)	78

     All but an insignificant amount of income/(loss) before taxation is from domestic sources.

     In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Tax Bureau, lease arrangements executed prior to September 1, 1999 were exempted from PRC withholding tax.

     The PRC withholding tax payable by the Group for the years ended December 31, 2002, 2003 and 2004 of RMB14, RMB8 and RMB23, respectively, in respect of the operating leases executed after September 1, 1999 has been included as part of the operating lease rentals.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

11. CASH AND CASH EQUIVALENTS

     As of December 31, 2003 and 2004, cash and cash equivalents comprise cash at bank and in hand and deposits with Southern Airlines Group Finance Company Limited (“SA Finance”), a PRC authorized financial institution controlled by CSAHC and an affiliated company of the Group. In accordance with the financial agreement dated May 22, 1997 between the Company and SA Finance, all the Group’s deposits accepted by SA Finance as of December 31, 2003 and 2004 were simultaneously placed with several designated major PRC banks by SA Finance. As of December 31, 2003 and 2004, the Group’s deposits with SA Finance amounted to RMB366 and RMB406, respectively (Note 26).

12. TRADE RECEIVABLES

	December 31,
	2003	2004
	RMB	RMB
Trade receivables, principally traffic	904	1,295
Less: Allowance for doubtful accounts (Note 33)	70	92

	834	1,203

13. SHORT TERM INVESTMENTS

	December 31,
	2003	2004
	RMB	RMB
Equity securities held for trading	—	523
Debt security held-to-maturity	—	160

	—	683

     Net realized gains on equity securities held for trading during the year ended December 31, 2003 and 2004 were RMB Nil and RMB 13, respectively, and are included in consolidated statement of operations. Net unrealized gains on equity securities held for trading during the year ended December 31, 2003 and 2004 were RMB Nil and RMB 3, respectively, and are included in consolidated statement of operations.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of debt security held-to-maturity as of December 31, 2003 and 2004 were as follows:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	losses	Fair value
	RMB	RMB	RMB	RMB
As of December 31, 2003
Debt security held-to-maturity	—	—	—	—

As of December 31, 2004
Debt security held-to-maturity	160	—	—	160

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

14. PROPERTY, PLANT AND EQUIPMENT, NET

				Other flight
		Aircraft		equipment,	Machinery,
			Held under	including	equipment
			finance	rotable	and
	Buildings	Owned	leases	spares	vehicles	Total
Cost or valuation:
At 1 January 2004	3,288	17,222	10,463	6,842	1,930	39,745
Exchange adjustments	5	—	—	—	12	17
Reclassification on exercise of purchase options	—	550	(550)	—	—	—
Additions	336	4,156	—	525	5	5,022
Transferred from construction in progress	2,472	—	—	—	235	2,707
Through the CNA/XJA Acquisitions	915	5,206	4,616	1,753	490	12,980
Disposals	(28)	—	—	(76)	(73)	(177)

At 31 December 2004	6,988	27,134	14,529	9,044	2,599	60,294

Representing:
Cost	6,633	20,905	10,189	6,870	2,115	46,712
Valuation — 1996	355	6,229	4,340	2,174	484	13,582

	6,988	27,134	14,529	9,044	2,599	60,294

Accumulated depreciation:
At 1 January 2004	594	3,192	2,605	3,644	1,174	11,209
Exchange adjustments	1	—	—	—	9	10
Reclassification on exercise of purchase options	—	183	(183)	—	—	—
Charge for the year	179	956	472	544	212	2,363
Written back on disposal	(17)	—	—	(51)	(61)	(129)

At 31 December 2004	757	4,331	2,894	4,137	1,334	13,453

Net book value:
At 31 December 2004	6,231	22,803	11,635	4,907	1,265	46,841

At 31 December 2003	2,694	14,030	7,858	3,198	756	28,536

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     Substantially all of the Group’s buildings are located in the PRC. The Group was formally granted the rights to use the twenty one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group’s buildings are erected, the Group was formally granted the rights to use such land for periods of one to five years commencing in the second quarter of 1997 pursuant to various lease agreements between the Group and CSAHC. The leases with initial one-year term are automatically renewable for another one-year period unless the Group gives appropriate notice of termination. In this connection, rental payments totaling RMB15, RMB15 and RMB18 were paid to CSAHC for each of the years ended December 31, 2002, 2003 and 2004 respectively in respect of these leases (Note 24).

     The Group is obligated under various capital leases for aircraft that expire at various dates during the next nine years. The gross amount of aircraft and related accumulated amortization recorded under capital leases are as follows:

	December 31,
	2003	2004
	RMB	RMB
Aircraft	10,463	14,529
Less: Accumulated amortization	2,605	2,894

	7,858	11,635

     As of December 31, 2003 and 2004, certain aircraft of the Group with an aggregate carrying amount of approximately RMB6,718 and RMB11,927, respectively, were mortgaged under certain loan agreements (Note 17).

     In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as of December 31, 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp., a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

     In accordance with IAS 16 “Property, Plant and Equipment”, subsequent to the 1996 revaluation, which was based on replacement costs, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. In accordance with the revaluation performed by the directors in respect of property, plant and equipment held by the Group as of December 31, 2000, the carrying amounts of property, plant and equipment did not differ materially from their respective fair value.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     The effect of the above revaluation was to increase annual depreciation charges of the Group by approximately RMB33, RMB33 and RMB13, respectively, for 2002, 2003 and 2004.

     During 2002, pursuant to certain sale and leaseback arrangements, the Group sold four Boeing 757-200 aircraft, to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of eight to nine years. The Group recognized a gain of RMB199, being the excess of the sale proceeds which approximated the aircraft’s fair value on the date of disposal over the aircraft’s net book value and related disposal costs. During 2003, the Group incurred a loss of RMB20 on early retirement of two old Boeing 737-200 aircraft. Such gain/loss was included under the sub-item “Gain/(loss) on sale of property, plant and equipment” under “Non-operating income/(expenses)” in the consolidated statements of operations.

     In 2003, the Group entered into operating lease arrangements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a jointly controlled entity of the Group. The leases with initial one-year term are automatically renewable for another one year unless either party gives appropriate notice of termination. In this connection, rental income totaling RMB34 was received by the Group for each of the years ended December 31, 2003 and 2004 in respect of the leases. As of December 31, 2004, the cost and accumulated depreciation of the relevant property, plant and equipment totaled RMB787 and RMB514, respectively. Depreciation of relevant property, plant and equipment recognized for each of the year ended December 31, 2003 and 2004 amounted to RMB55. As of December 31, 2004, the Group’s rental receivable in respect of the leases due in 2005 amounted to RMB34.

     During 2002, the Group entered into arrangements to lease several of its aircraft to independent third parties. The terms of such leases generally range from one to twelve months.

     The Group entered into two separate arrangements (the “Arrangements”) with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Group sold an aircraft and then immediately leased back the aircraft for an agreed period. The lease payment obligations, with pre-determined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Group in form of deposits and debt securities in favour of the lessors. The Group has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Group, the Group is liable to pay a pre-determined penalty to the lessor. Provided that the Group complies with the lease agreements, the Group is entitled to the continued possession and operation of the aircraft. Since the Group retains substantially all risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment. As of December 31, 2003 and 2004, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,409 and RMB 2,462, respectively. As a result of the Arrangements, the Group received net cash benefits of RMB52 and RMB69 in 2002 and 2003, respectively, which have been recognized as income for the respective years.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     As of December 31, 2004 and up to the date of approval of these consolidated financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in the Guangzhou new airport, Guangzhou Baiyun International Airport, in which the Group has interests and for which such certificates have not been granted. As of December 31, 2004, carrying value of such properties of the Group amounted to RMB2,477. The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

15. CONSTRUCTION IN PROGRESS

     As of December 31, 2003 and 2004, included in construction in progress was an amount of RMB1,446 and RMB319, respectively, in relation to the construction of facilities in the Guangzhou new airport.

16. INVESTMENTS

	December 31,
	2003	2004
	RMB	RMB
Share of net assets in affiliated companies	422	429
Share of net assets in jointly controlled entities	731	782
Other investments, at cost	204	272

	1,357	1,483

     Details of the Group’s principal affiliated companies and jointly controlled entities are set out in Note 30.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

17. DEBT

     Short-term notes payable

	December 31,
	2003	2004
	RMB	RMB
Short-term notes payable	6,409	9,925

     As of December 31, 2003 and 2004, borrowings under short-term notes payable of the Group totaling RMB130 and RMB411, respectively, were guaranteed by CSAHC. In addition, as of December 31, 2003, borrowings under short-term notes payable of the Group totaling RMB63 and RMB21 were guaranteed by Guangzhou Baiyun International Airport Company Limited and Shenzhen Yingshun Investment Development Company Limited, respectively. These notes payable were fully repaid in 2004.

     Borrowings under short-term notes payable are used primarily to finance working capital needs and are repayable in full on the respective due dates with interest rates ranging from 1.17% to 5.31%. The Group’s weighted average interest rate on short-term notes payable was 1.76% and 1.60%, respectively, as of December 31, 2003 and 2004.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Long-term notes payable

	December 31,
Interest rate and final maturity	2003	2004
	RMB	RMB
Renminbi denominated notes payable:

Fixed interest rates ranging from 4.80% to 6.03% per annum as of December 31, 2004, with maturities through 2009.	—	1,628

Floating interest rates ranging from 4.94% to 5.76% per annum as of December 31, 2004, with maturities through 2004.	76	1,217

Non-interest bearing loan from a municipal government authority, repayable in 2005.	3	3

U.S. dollar denominated notes payable:

Fixed interest rates ranging from 2.18% to 8.35% per annum as of December 31, 2004, with maturities through 2014.	2,626	2,676

Floating interest rates ranging from 6 months LIBOR + 0.3% to 1.20% per annum as of December 31, 2004, with maturities through 2014.	2,505	6,578

Floating interest rates ranging from 3 months LIBOR + 0.65% to 0.90% per annum as of December 31, 2004, with maturities through 2011.	—	1,426

	5,210	13,528
Less: current installments	(688)	(1,593)

	4,522	11,935

     As of December 31, 2003 and 2004, borrowings under long-term notes payable of the Group totaling RMB2,565 and RMB2,172, respectively, were guaranteed by certain financial institutions and secured by the mortgages over certain of the Group’s aircraft. In addition, as of December 31, 2003 and 2004, borrowings under long-term notes payable of the Group totaling RMB229 and RMB2,041, respectively, were guaranteed by CSAHC and RMB10 and RMB9, respectively, were guaranteed by SA Finance.

     As of December 31, 2004, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB35,750. As of December 31, 2004, an approximate amount of RMB11,525 was utilized.

     The aggregate annual maturities of long-term notes payable for each of the five years subsequent to December 31, 2004 and thereafter are as follows:

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

RMB
Year ending December 31,
2005	1,593
2006	1,626
2007	4,139
2008	1,055
2009	1,228
Thereafter	3,887

13,528

     Interest expense, net of the amounts capitalized, represents:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Interest incurred	1,023	907	725
Interest capitalized	(64)	(83)	(34)

Interest expense	959	824	691

     Interest rates per annum at which borrowing costs were capitalized were 5.70%, 1.62% to 5.46%, and 1.51% to 3.48% respectively, for the years ended December 31, 2002, 2003 and 2004.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

18. LEASE OBLIGATIONS

Capital leases

     As of December 31, 2004, the Group leased 47 aircraft under capital leases. The majority of these leases have terms of 10 to 15 years, and expiry dates range from 2005 through 2013.

     As of December 31, 2004, future payments under these capital leases, which were 67% and 33%, respectively, denominated in U.S. dollars and Japanese yen, are as follows:

	Payments	*Interest	Obligations
	RMB	RMB	RMB
Year ending December 31,
2005	2,580	436	2,144
2006	3,213	350	2,863
2007	2,844	279	2,565
2008	2,699	146	2,553
2009	997	71	926
Thereafter	722	30	692

	13,055	1,312	11,743

Less: current instalments of obligations under capital leases			(2,144)

			9,599

*	Interest rates ranged from 1.92% to 8.48%

     Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor’s defined cost of the aircraft.

     Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.

     In addition to the assets mortgaged as security under certain loan agreements (Note 14), certain of the Group’s aircraft with an aggregate carrying amount of RMB7,858 and RMB11,635, respectively, as of December 31, 2003 and 2004 were mortgaged to secure facilities with financial institutions granted to lessors totaling RMB6,841 and RMB11,743, respectively, on these dates.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Operating leases

     As of December 31, 2004, future minimum lease payments under non-cancellable aircraft and flight equipment operating leases were as follows (principally denominated in U.S. dollars):

RMB
Year ending December 31,
2005	1,761
2006	1,622
2007	1,562
2008	5,259
2009	764
Thereafter	1,782

Total minimum lease payments	12,750

     Amounts charged to rental expenses for operating leases for the years ended December 31, 2002, 2003 and 2004 totaled RMB1,348, RMB1,409 and RMB1,475, respectively.

     All of the Group’s obligations under capital and operating leases are guaranteed by financial institutions.

19. ACCRUED EXPENSES

	December 31,
	2003	2004
	RMB	RMB
Landing and navigation fees	826	1,331
Duties and levies	337	71
Fuel	255	743
Interest	158	240
Lease charges	18	29
Accrued salaries, wages and benefits	197	349
Repairs and maintenance	287	976
Seat reservation	55	195
Air catering	114	192
Current portion of provision for major overhauls (Note 6)	11	75
Lump sum housing benefits payable (Note 25)	129	69
Other	141	281

	2,528	4,551

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

20. DEFERRED CREDITS

	December 31,
	2003	2004
	RMB	RMB
Operating lease rebates	7	39
Governmental subsidy for safety related capital expenditures	40	40
Capital lease rebates	—	21

	47	100

Movements during the year are as follows:
Balance at beginning of year	48	47
Additions through the CNA/XJA Acquisitions	—	56
Transferred to consolidated statements of operations	(1)	(3)

Balance at end of year	47	100

Operating lease rebates

     Pursuant to certain aircraft operating lease arrangements, the Group received cash rebates from the lessors. Such rebates have been deferred and amortized over the terms of the respective leases.

Governmental subsidy for safety related capital expenditures

     During 2002, the Group received governmental subsidy for safety related capital expenditures amounting to RMB40 for enhancing future flight protection and safety standards. Such governmental subsidy is to be amortized over the depreciable lives of the related property, plant and equipment.

Capital lease rebates

     Pursuant to certain aircraft capital lease arrangements, the Group received cash rebates upon the inception of the respective leases. The benefits are initially deferred and amortized over the terms of the respective leases to reduce the future capital lease charges.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

21. DEFERRED TAX LIABILITIES

     Movements in net deferred tax liabilities are as follows:

	December 31,
	2003	2004
	RMB	RMB
Balance at beginning of year	(779)	(398)
Transferred to consolidated statements of operations (Note 10)
— current year	(11)	111
— adjustment for change in income tax rate	392	—

Balance at end of year	(398)	(287)

     The net deferred tax (liabilities)/assets as of December 31, 2003 and 2004 were made up of the following taxation effects:

	December 31,
	2003	2004
	RMB	RMB
Deferred tax assets:
Tax losses	223	39
Repair charges capitalized	261	254
Accrued expenses	107	275
Other	9	21

Total deferred tax assets	600	589

Deferred tax liabilities:
Accrued expenses	81	75
Depreciation of property, plant and equipment	848	752
Other	69	49

Total deferred tax liabilities	998	876

Net deferred tax liabilities	(398)	(287)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     As of December 31, 2004, the Group had tax losses for PRC income tax purposes totaling approximately RMB260. Such tax losses are available for carry forward to set-off against future PRC assessable income for a maximum period of five years. Of these tax losses, approximately RMB33, RMB42 and RMB185 will expire after December 31, 2007, 2008 and 2009, respectively. As of December 31, 2004, the Group recorded a deferred tax asset of RMB39 for such tax losses.

     As of December 31, 2004, the Group had tax losses of approximately RMB303 available for offset against future assessable profits arising from Hong Kong profits, if any, over an indefinite period. The Group has not recognized a deferred tax asset in respect of such tax losses as it would not be probable that future taxable profits will be available against which the taxable losses can be utilized.

22. SHARE CAPITAL

	December 31,
	2003	2004
	RMB	RMB
Registered capital:
2,200,000,000 domestic shares of RMB 1.00 each	2,200	2,200
1,174,178,000 H shares of RMB 1.00 each	1,174	1,174
1,000,000,000 A share of RMB1.00 each	1,000	1,000

	4,374	4,374

Issued and paid up capital:
2,200,000,000 domestic shares of RMB 1.00 each	2,200	2,200
1,174,178,000 H shares of RMB 1.00 each	1,174	1,174
1,000,000,000 A share of RMB1.00 each	1,000	1,000

	4,374	4,374

     In July 2003, the Company issued 1,000,000,000 A shares with a par value of RMB1.00 each at issue price of RMB2.70 by way of a public offering to natural persons and institutional investors in the PRC. The share premium received by the Company, net of the issuance costs of RMB59, amounted to RMB1,641 and was credited to share premium account.

     All the domestic, H and A shares rank pari passu in all material respects.

     As of December 31, 2003 and 2004, the retained earnings of the Group included RMB112 and RMB81, respectively, of undistributed earnings of companies which are 50% or less owned by the Group and accounted for under the equity method.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

23. OTHER RESERVES

	December 31,
	2003	2004
	RMB	RMB
Statutory surplus reserve (Note (a))
Balance at beginning of year	337	361
Transferred from consolidated statements of operations	24	41

Balance at end of year	361	402

Statutory public welfare fund (Note (b))
Balance at beginning of year	172	173
Transferred from consolidated statements of operations	1	20

Balance at end of year	173	193

Discretionary surplus reserve (Note (c))
Balance at beginning of year and at end of year	77	77

Total	611	672

Notes:

     (a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net incomes after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

     Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     (b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% to 10% of their annual net income after taxation, as determined under PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company’s and the relevant subsidiaries’ employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

     (c) The usage of this reserve is similar to that of statutory surplus reserve.

     (d) Dividend distributions may be proposed at the discretion of the Company’s Board of Directors, after consideration of the transfers referred to above and making up cumulative prior years’ losses, if any. Pursuant to Articles of Association of the Company, the net income of the Company for the purpose of dividend distribution is deemed to be the lesser of (i) net income determined in accordance with the PRC accounting regulations, and (ii) the net income determined in accordance with IFRS; or if the financial statements of the Company are not prepared in accordance with IFRS, the accounting standards of one of the countries in which its shares are listed (Note 28).

24. COMMITMENTS AND CONTINGENCIES

     Pursuant to the Reorganisation of CSAHC effected in 1995 (Note 1), the Company assumed the airline and airline-related businesses together with the relevant assets and liabilities from CSAHC. The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the businesses assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by CSAHC prior to the Reorganisation. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.

     The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC’s rights thereto.

     With respect to the facilities in Guangzhou, CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land in Guangzhou. The Group understands that the CAAC is basing its conclusion on an agreement among certain government authorities relating to such land. Such assurance does not constitute formal evidence of CSAHC’s right to transfer, mortgage or lease such real property interests. The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that their uses of one or more of these parcels of land or the related facilities were successfully challenged. CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group’s use of any of its land and buildings.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     The Company is involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) (“Litigation”) which commenced in 2003. According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff claimed unspecified damages against the Group (as one of the defendants to the Litigation) for breach of the agreement on the basis of certain evidence proving that United Aero-Supplies System of China, Limited (“UASSC”) entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC should have the right to compensation. Since UASSC is in the course of winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. Based on the opinion given by the Company’s legal advisors, the directors of the Company consider that it is not probable that the Company will have an unfavorable outcome from the claim and that a provision for such claim and/or the associated legal costs is not required.

     As of December 31, 2004, the Group had on order five Boeing 737-700 aircraft, six Airbus 319-100 aircraft, fifteen Airbus 320-200 aircraft, two Airbus 321-200 aircraft, four Airbus 330-200 aircraft, one Embraer ERJ-145 aircraft and certain flight equipment, scheduled for deliveries in 2005 to 2007. Deposits of RMB4,640 have been made towards the purchase of these aircraft and related equipment. As of December 31, 2004, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment totaled approximately RMB 11,776.

     As of December 31, 2004, additional capital expenditures of approximately RMB1,524 have been authorized, of which approximately RMB242 have been committed, for the Group’s principal facilities. Such expenditures comprised mainly RMB824 for facilities and equipment at the Guangzhou new airport and RMB700 for other airport and office facilities and equipment, overhaul and maintenance bases and training centers.

     As of December 31, 2004, the Group was committed to make capital contributions of approximately RMB83 to its jointly controlled entities.

25. RETIREMENT AND HOUSING BENEFITS

     Employees of the Group participate in several defined contribution retirement schemes organized separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 20% (2003: 14% to 19%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes. Contributions to the retirement schemes are charged to consolidated statements of operations as and when incurred. Contributions to the retirement schemes amounted to RMB112, RMB131 and RMB143, respectively, during 2002, 2003 and 2004.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at a rate of 4.5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to consolidated statements of operations as and when incurred. Contributions to the retirement schemes amounted to RMB19, RMB19 and RMB25, respectively, during 2002, 2003 and 2004.

     Furthermore, pursuant to the comprehensive services agreement (the “Services Agreement”) dated May 22, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85 to CSAHC for a ten-year period effective January 1, 1995.

     During 2002, the Group provided additional quarters at its own expense to certain employees who are not eligible for quarters pursuant to the Services Agreement. These quarters were provided to the employees in accordance with the relevant PRC housing reform policy. In 2002, the Group recognized a loss of RMB18, being the excess of the cost of these quarters over the considerations received by the Group from the employees, under the sub-item “Gain/(loss) on sale of property, plant and equipment” under “Non-operating income/(expenses)” in the consolidated statements of operations.

     Subsequently, pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidizing their purchases of housing. Such expenditure has been deferred and amortized on a straight line basis over a period of 10 years, which represents the vesting benefit period of the employees. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against consolidated statements of operations. As of December 31, 2004, the Group already made payments totaling RMB191 under the scheme and recorded its remaining contractual liabilities totaling RMB69 as accrued expenses on its consolidated balance sheet (Note 19). Housing allowances are payable when applications are received from eligible employees.

26. RELATED PARTY TRANSACTIONS

     The Group obtained various operational and financial services provided by CSAHC and its affiliates, and the Group’s affiliated companies and jointly controlled entities during the normal course of its business. In the past, CSAHC was under the direct control of the CAAC. However, such control has been shifted to the China State-owned Assets Administration Bureau since early 2003. Consequently, transactions with the CAAC and its affiliates beginning from 2003 are no longer presented as related party transactions of the Group. The principal related party transactions are described as follows:

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

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

     The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC. Total purchases amounted to RMB584, RMB1,155 and RMB1,177, respectively, for 2002, 2003 and 2004. Handling fees totaling RMB36, RMB27 and RMB33, respectively, were paid to SAIETC for 2002, 2003 and 2004.

Jet fuel supplies

     Jet fuel is subject to allocation in the PRC. The Group is required to purchase jet fuel domestically from the China Aviation Oil Supply Company and Lan Tian Oil Supply Company, companies controlled by the CAAC, at prices set by such suppliers in conjunction with the CAAC and other PRC government authorities. During the periods presented, such prices exceeded the international market prices. The cost of jet fuel purchased by the Group in accordance with such allocation was RMB2,374 for 2002. The remainder of the Group’s jet fuel was purchased from domestic markets and, to a lesser extent, from international markets.

Aircraft insurance

     Aviation insurance covering hull, war and passenger liability risk is arranged by the CAAC on behalf of all PRC airlines with the People’s Insurance (Property) Company of China (“PICC”) under a master policy. PICC reinsures a substantial portion of its aircraft insurance business through the international reinsurance market. Insurance premiums are allocated to each individual PRC airline by the CAAC based on the value of the airline’s aircraft and after taking into account the claims history of the airline. Insurance premiums of RMB256 were incurred by the Group for 2002.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Financial arrangements

     The Group’s obligations under various lease and bank loan arrangements in connection with aircraft acquisitions are secured by guarantees provided by certain PRC financial institutions which obtained back-to-back guarantees from the CAAC. Guarantee fees of RMB1 were paid to these financial institutions for 2002.

     Interest income is received from deposits with SA Finance. The applicable interest rate is determined in accordance with the deposit rate published by the People’s Bank of China. Interest income totaling RMB11, RMB3 and RMB4, respectively, was earned by the Group on such deposits during 2002, 2003 and 2004 (Note 11).

     During 2003, CSAHC made short-term advances to the Group. These advances were unsecured, interest free and fully repaid in 2004.

Airline-related services

     The Group, jointly with other PRC airlines, participates in the CAAC’s computer reservation system, under which the Group purchases computer reservation services from the CAAC at rates determined based on the utilization of the system. Service fees paid by the Group to the CAAC for 2002 totaled RMB107.

     The Group utilizes the passenger departure and cargo handling computer systems installed by the CAAC at certain PRC airports. Service fees are levied by the CAAC based on the utilization of these systems. Service fees of RMB62 were by the Group to the CAAC for 2002.

     The Group is required to pay landing and navigation fees to various PRC airports in respect of take-off and landing slots allocated to the Group and other ancillary services provided. Fees are payable by the Group based on the scale rates published by the CAAC. Landing and navigation fees of RMB1,668 were paid to various PRC airports for 2002.

     The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited, a cooperative joint venture established in the PRC, in respect of which CSAHC is entitled to 33% of its income after tax. Such purchases amounted to RMB29, RMB28 and RMB50, respectively, during 2002, 2003 and 2004.

     Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value. Commission expenses incurred by the Group in respect of tickets sold by certain subsidiaries of CSAHC totaled RMB17, RMB5 and RMB2, respectively, during 2002, 2003 and 2004.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     Commission is earned by the CAAC’s sales offices and various PRC airlines in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value. Commission expenses incurred by the Group in respect of tickets sold by the CAAC’s sales offices and various PRC airlines amounted RMB465 for 2002. Commission income received from other PRC airlines in connection with air tickets sold by the Group, calculated based on a fixed rate ranging from 3% to 9% on the ticket value, totaled RMB82 for 2002.

     Ground service fees are received from other PRC airlines in respect of ground services provided by the Group and Baiyun International Airport Group at Guangzhou Baiyun International Airport. The Group was entitled to 50% of the service fees. The Group’s share of ground service fees received totaled RMB40 for 2002.

     The Group has a 50% equity interest in both Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”) and MTU Maintenance Zhuhai Co., Ltd (“MTU Zhuhai”), which provide comprehensive maintenance services to the Group. Maintenance fees totaling RMB592, RMB693 and RMB1,159, respectively, were incurred by the Group for services provided by GAMECO and MTU Zhuhai during 2002, 2003 and 2004.

     Certain sundry aviation supplies are purchased from Southern Airlines (Group) Economic Development Company (“SAGEDC”), a subsidiary of CSAHC. Supplies totaling RMB101, RMB43 and RMB66, respectively, were purchased by the Group from SAGEDC during 2002, 2003 and 2004.

     The Group has a 51% equity interest in Zhuhai Xiang Yi, which provides flight simulation services to the Group. Flight simulation service charges totaling RMB101 and RMB100 were incurred by the Group for services provided by Zhuhai Xiang Yi during 2003 and 2004 respectively. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi. Rental income received by the Group amounted to RMB34 each during 2003 and 2004 (Note 14).

Advertising services

     Advertising services are provided by Southern Airlines Advertising Company (“SA Advertising”). SA Advertising was a subsidiary of CSAHC up to July 2002. In August 2002, the Group acquired 90% equity interest in SA Advertising from CSAHC. Expenses totaling RMB3 were incurred by the Group for services provided by SA Advertising for 2002.

Wet lease rentals

     During 2002 and 2003, wet lease rentals totaling RMB26 and RMB36 respectively, were paid to Xinjiang Airlines Company, a subsidiary of CSAHC, pursuant to a wet lease agreement in respect of a Boeing 757-200 aircraft effective October 2002. The wet lease agreement was terminated in April 2003.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     During the period from August to October 2002, the Group received wet lease rentals totaling RMB28 from wet leasing of an Airbus 320-200 aircraft to Sichuan Airlines Corporation Limited, an affiliated company of the Group.

Refund of medical benefit payments

     Prior to January 1, 2002, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing medical benefit, transportation subsidies and other welfare facilities to the retirees of the Group. Such arrangement was terminated on January 1, 2002. During 2003, CSAHC refunded RMB58 to the Group which represented the difference between the aggregate fixed annual fees received from the Group and the aggregate cost of services incurred by CSAHC under the above agreement.

Acquisition of aircraft and related spare parts and vehicles

     During 2002, the Group acquired five Boeing 737-300/37K aircraft and related spare parts and certain vehicles from Zhongyuan Airlines, a subsidiary of CSAHC, at a consideration of approximately RMB1,097. The consideration was satisfied by cash of approximately RMB132 together with an assumption by the Group of Zhongyuan Airlines’ debts of approximately RMB965. In addition, the Group obtained reimbursements of wet lease rentals totaling RMB150 which it paid to Zhongyuan Airlines during the period from July 1, 2001 to December 31, 2001. Such reimbursements receivable were applied to reduce the cash payable for the acquired assets.

Acquisition of subsidiaries

     In August 2002, the Group acquired 90% equity interest in each of Guangzhou Aviation Hotel, Southern Airlines Advertising Company and South China International Aviation & Travel Services Company from CSAHC at an aggregate cash consideration of approximately RMB108. Such consideration is determined by reference to the valuation reports prepared by Guangzhou Zhongtian Valuation Company Limited, a firm of independent valuers registered in the PRC. These acquisitions are not considered significant in the context of the Group.

Acquisition of airline business related assets and liabilities

     As disclosed in Note 1 to the consolidated financial statements, on December 31, 2004, the Group acquired the airline operations and certain related assets of CNA and XJA at a total consideration of RMB15,522, which was partly satisfied by assumption of debts and liabilities of CNA and XJA totaling RMB13,563 outstanding as of that date. The remaining consideration payable of RMB1,959 is required to be satisfied in cash by December 31, 2005.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Amounts due to related companies

     Amounts due to related companies, which represent balance with CSAHC and its affiliates, and the Group’s affiliated companies and jointly controlled entities, are unsecured, non-interest bearing and repayable within one year. The balance as of December 31, 2002 also included balances with the CAAC and its affiliates. Balances with other State-owned enterprises are excluded from this caption, as other State-owned enterprises are not considered related parties of the Group. The balance as of December 31, 2004 also included the above-mentioned cash consideration payable for the CNA/XJA Acquisitions of RMB1,959 (Note 1).

     In addition to the above, certain business undertakings of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

     The directors of the Company are of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

27. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK

     Financial assets of the Group include cash and cash equivalents, trade receivables, other receivables and short-term investments. Financial liabilities of the Group include notes payables, amounts due to related companies, accounts payables, bills payable, other liabilities and taxes payable.

Liquidity risk

     As of December 31, 2003 and 2004, the Group’s net current liabilities amounted to RMB10,792 and RMB18,855, respectively. For the years ended December 31, 2002, 2003 and 2004, the Group recorded a net cash inflow from operating activities of RMB3,698, RMB2,129 and RMB3,596, respectively, a net cash outflow from investing activities and financing activities of RMB2,745, RMB3,819 and RMB2,593, respectively, and an increase/(decrease) in cash and cash equivalents of RMB953, RMB(1,690) and RMB1,003, respectively.

     In 2005 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at December 31, 2004 when they fall due during 2005. In relation to its future capital commitments and other financing requirements, the Group has already entered into loan financing agreements with several PRC banks to provide loan finance up to an approximate amount of RMB24,225 during 2005 and thereafter. The directors of the Company believe that such financing will be available to the Group.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2005. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

Business risk

     The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations, and competition, in the passenger, cargo and mail airline services industry.

Interest rate risk

     The interest rates and maturity information of the Group’s notes payable and obligations under capital leases of the Group are disclosed in Notes 17 and 18, respectively.

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

     A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association. As of December 31, 2003 and 2004, the balance due from BSP amounted to RMB446 and RMB411, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Self insurance risk

     The Group maintains a limited amount of property insurance in respect of certain personal and real property.

Fair value

     The carrying amounts and estimated fair values of significant financial assets and liabilities as of December 31, 2003 and 2004 are set out below.

	December 31,
	2003		2004
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	RMB	RMB	RMB	RMB
Cash and cash equivalents	2,080	2,080	3,083	3,083
Trade receivables	834	834	1,203	1,203
Other receivables	296	296	616	616
Short term investments	—	—	683	683
Notes payables	11,619	11,907	23,453	23,665
Amounts due to related companies	929	929	2,330	2,330
Accounts payables	928	928	1,554	1,554
Bills payable	438	438	136	136
Other liabilities	1,020	1,020	2,974	2,974
Taxes payable	90	90	39	39

     The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

(i)	Cash and cash equivalents, trade receivables, other receivables, short-term investments, amounts due to related companies, accounts payables, bills payable, other liabilities and taxes payable

     The carrying values approximate fair value because of the short maturities of these instruments.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

(ii) Notes payable

     The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

     Other investments represents unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

     Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

28. FOREIGN CURRENCY EXCHANGE

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

29. RECONCILIATION AND SUPPLEMENTARY STATEMENTS OF CASH FLOWS INFORMATION

(a)	The reconciliation of income/(loss) before taxation and minority interests to cash inflows from operations is as follows:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Income/(loss) before taxation and minority interests	1,139	(511)	233
Adjustments to reconcile income/(loss) before taxation and minority interests to cash inflows from operations:
Depreciation and amortization of property, plant and equipment	1,839	1,998	2,363
Other amortization	10	40	50
Amortization of deferred credits	(7)	(2)	(4)
Equity income of affiliated companies	(37)	(48)	(12)
Equity loss of jointly controlled entities	3	39	5
(Gain)/loss on sale of aircraft	(199)	20	—
Loss on sale of other property, plant and equipment	29	2	1
Interest income	(53)	(13)	(22)
Net realised and unrealised gain on equity securities held for trading	—	—	(15)
Interest expense	959	824	725
Non-cash exchange loss, net	175	177	42
Increase in trade receivables	(111)	(162)	(218)
(Increase)/decrease in other receivables	(166)	77	(166)
Increase in deferred expenditure	—	—	(2)
(Increase)/decrease in inventories	(76)	2	(29)
Decrease/(increase) in prepaid expenses and other current assets	124	(6)	(31)
(Decrease)/increase in accounts payables	(62)	396	344
Increase/(decrease) in bills payable	1,300	(862)	(374)
Increase in sales in advance of carriage	20	76	408
(Decrease)/increase in amounts due to related companies	(193)	404	(586)
Increase in accrued expenses	86	203	507
(Decrease)/increase in other liabilities	(33)	373	1,223
Increase in provision for major overhauls	16	48	113

Cash inflows from operations	4,763	3,075	4,555

(b) Disclosure of non-cash investing and financing activities:

     During 2002, the Group assumed from Zhongyuan Airlines debts totaling RMB965 in partial satisfaction of the consideration payable for acquisition of five Boeing 737-300/37K aircraft and other assets from Zhongyuan Airlines (Note 26).

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     During 2004, the Group acquired the airline operation and related assets of CNA and XJA at a total consideration of RMB15,522, which was partially satisfied by assumption of debts and liabilities of CNA and XJA totaling RMB13,563 outstanding as of December 31, 2004 (Note 1).

(c) Effect of acquisition:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Net assets acquired:

Property, plant and equipment	97	—	12,980
Cash and cash equivalents	17	—	398
Trade receivables	21	—	314
Inventories	—	—	729
Other	—	—	1,101

	135	—	15,522

Notes payable	—	—	4,587
Obligations under capital leases	—	—	6,125
Accounts payables	4	—	343
Accrued expenses and other liabilities	11	—	1,475
Other	—	—	1,033

	15	—	13,563

Net assets value	120	—	1,959
Minority interests’ share of net assets value	12	—	—

Net assets value acquired by the Group	108	—	1,959

Consideration paid	108	—	—
Cash and cash equivalents acquired	18	—	398

Net cash outflow/(inflow) from acquisition	90	—	(398)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

30. PRINCIPAL SUBSIDIARIES, AFFILIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

     Details of the Company’s principal subsidiaries, affiliated companies and jointly controlled entities as of December 31, 2004 are as follows:

		Attributable
	Place of	equity interest
	establishment	Direct	Indirect	Principal
Name of company	/operation	%	%	activities
Subsidiaries
Guangxi Airlines Company Limited	PRC	60	—	Airline
Southern Airlines (Group) Shantou Airlines Company Limited	PRC	60	—	Airline
Zhuhai Airlines Company Limited	PRC	60	—	Airline
Guizhou Airlines Company Limited	PRC	60	—	Airline
Xiamen Airlines Company Limited	PRC	60	—	Airline
Guangzhou Air Cargo Company Limited	PRC	70	—	Cargo services
Guangzhou Baiyun International Logistics Company Limited	PRC	61	—	Logistics operations
Guangzhou Nanland Air Catering Company Limited	PRC	51	—	Air catering

Affiliated companies
Southern Airlines Group Finance Company Limited	PRC	32	15.42	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39	—	Airline

Jointly controlled entities
Guangzhou Aircraft Maintenance Engineering Company Limited (Note)	PRC	50	—	Provision of aircraft repair and maintenance services
MTU Maintenance Zhuhai Co. Ltd.	PRC	50	—	Provision of engine repair and maintenance services
China Postal Airlines Limited	PRC	49	—	Airline

Zhuhai Xiang Yi Aviation Technology Company Limited	PRC	51	—	Provision of flight simulation training services

     Certain of the Company’s subsidiaries, affiliated companies and jointly controlled entities are PRC joint ventures which have limited lives pursuant to PRC law.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

31. SEGMENTAL INFORMATION

     The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating income by geographical segment is based on the following criteria:

(i) Traffic revenue from domestic services within the PRC (excluding Hong Kong) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong, and the PRC and overseas destinations is attributed to the Hong Kong regional operation and international operation respectively.

(ii) Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

		Hong Kong
	Domestic	regional	International*	Total
	RMB	RMB	RMB	RMB
Year ended December 31, 2002
Traffic revenue	13,198	1,119	3,165	17,482
Other revenue	485	—	52	537

	13,683	1,119	3,217	18,019

Operating income	1,615	193	218	2,026

Year ended December 31, 2003
Traffic revenue	13,087	808	3,070	16,965
Other revenue	436	—	69	505

	13,523	808	3,139	17,470

Operating income / (loss)	440	(29)	45	456

Year ended December 31, 2004
Traffic revenue	17,742	1,180	4,422	23,344
Other revenue	630	—	—	630

	18,372	1,180	4,422	23,974

Operating income	650	67	192	909

*	Asian market accounted for approximately 70%, 70% and 67%, respectively, of the Group’s total international traffic revenue for the years ended December 31, 2002, 2003 and 2004. The remaining portion was mainly derived from the Group’s flights to/from European and North American regions.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     The major revenue-earning assets of the Group are its aircraft fleet, most of which are registered in the PRC. Since the Group’s aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Substantially all of the Group’s non-aircraft identifiable assets are located in PRC.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

32. SUBSEQUENT EVENTS

     In January 2005, the Group, as a lessee, entered into an agreement with an independent lessor for operating leases of nine Boeing 737-800 aircraft for a term of seven years with total future lease payments totalling approximately RMB1,721, scheduled for deliveries in 2005 and 2006.

     In January 2005, China Aviation Supplies Import and Export Corporation, as a sole importing agent, entered into, on behalf of several PRC airlines including the Group, a general purchase agreement with the Boeing Company for the import of Boeing B7E7 aircraft. The Group, being one of the ultimate users for thirteen of the Boeing B7E7 aircraft, endorsed the general purchase agreement. The Group is currently in negotiation with the Boeing Company regarding the purchase agreements on such aircraft.

     In March 2005, the Group, as a lessee, entered into another agreement with an independent lessor for operating leases of a total of twenty-five aircraft comprising five Boeing 737-700 aircraft, five Boeing 737-800 aircraft, five Airbus 320-200 aircraft and ten Airbus 321-200 aircraft with scheduled deliveries in 2006 and 2007. The term of the lease ranges from ten to twelve years with total future lease payments totalling approximately RMB8,243.

     In April 2005, the Group entered into a purchase agreement with Airbus SNC for the purchase of five Airbus A380 aircraft, scheduled for deliveries in 2007 to 2010.

33. SUPPLEMENTARY INFORMATION

     Movements in allowance for doubtful accounts comprise:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Balance at beginning of year	59	60	70
Provision for doubtful accounts (Note 9)	1	12	27
Through the CNA/XJA acquisitions	—	—	44
Doubtful accounts written-off	—	(2)	(49)

Balance at end of year (Note 12)	60	70	92

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

34. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

     The Group’s accounting policies conform with IFRS which differ in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is set out below.

(a) CNA/XJA Acquisitions

     As disclosed in Note 1 to the consolidated financial statements prepared under IFRS, the Group acquired the airline operations and certain related assets and liabilities of CNA and XJA with effect from December 31, 2004. Under IFRS, the purchase method of accounting was applied to such business combination such that at December 31, 2004 only the acquired assets and liabilities are included in the consolidated financial statements of the Group. The results of the acquired operations and their related cash flows will be included in the consolidated financial statement of the Group beginning January 1, 2005.

     Under U.S. GAAP, such transaction is considered to be “a combination of entities under common control”. A combination of entities under common control is accounted for in a manner similar to a “pooling-of-interests”. Consequently, the assets and liabilities of CNA and XJA are reflected at their U.S. GAAP carrying values and the U.S. GAAP consolidated financial statements of the Group are restated to include the assets and liabilities of CNA and XJA, and their results of operations and cash flows for all the periods presented.

(b) Sale and leaseback accounting

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

(c) Lease arrangements

     As disclosed in Note 14 to the consolidated financial statements, during 2002 and 2003, the Group entered into two separate arrangements with certain independent third parties under which the Group sold aircraft and then immediately leased back the aircraft for a pre-determined period.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

As a result of the arrangements, the Group received a net cash benefit of RMB52 and RMB69 in 2002 and 2003, respectively, which were recognized as income under IFRS. Under U.S. GAAP, such benefits are deferred and amortized over the minimum lease period.

     In addition, under the lease arrangements, the commitments by the Group to make long-term lease payments are defeased by the placement of security deposits. As such, under IFRS, such commitments and deposits are not recognized on the consolidated balance sheets. Under U.S. GAAP, such commitments and deposits amounting to RMB2,409 and RMB2,462 as of December 31, 2003 and 2004, respectively, would be recognized on the consolidated balance sheets, as such commitments are not deemed as extinguished by the placement of security deposits.

(d) Capitalized interest

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

(e) Revaluation of property, plant and equipment

     In connection with the Reorganization in 1996, the property, plant and equipment of the Group were revalued as of December 31, 1996 (see Notes 1 and 14 to the consolidated financial statements). Such revaluation resulted in an increase in shareholders’ equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, while a charge to the consolidated statement of operations was recorded with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases. In addition, the revalued property, plant and equipment amounts serve as the tax bases of property, plant and equipment for years beginning in 1997. Accordingly, the revaluation eliminated certain of the temporary differences which gave rise to a deferred tax asset as of December 31, 1996. Such tax asset was offset against the revaluation surplus.

     Under U.S. GAAP, property, plant and equipment are stated at their historical cost unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under U.S. GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows, excluding finance costs. The future undiscounted cash flows, excluding finance costs, of the Group’s property, plant and equipment whose carrying amount was reduced in connection with the Reorganization, exceed their historical cost carrying amount and, therefore, impairment of such assets is not appropriate under U.S. GAAP. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge recorded under IFRS in 1996 and the additional depreciation charges recorded in the eight years ended December 31, 2004, as a result of the Reorganization are reversed for U.S. GAAP purposes.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     However, as a result of the tax deductibility of the net revaluation reserve, a deferred tax asset related to the reversal of the net revaluation reserve is created under U.S. GAAP with a corresponding increase in shareholders’ equity as of December 31, 1996. Such deferred tax asset will be reversed upon depreciation of the net revaluation surplus included in the property, plant and equipment beginning 1997.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

(f) Investments in affiliated company and jointly controlled entity

     During 2002, the Group invested in an affiliated company and a jointly controlled entity, which were PRC state-owned enterprises. Under IFRS, such investments are initially recorded on a fair value basis at the cost of purchases borne by the Group. In the consolidated statements of operations, the equity share of results of the investees are measured based on the fair value of underlying net assets determined on the dates of acquisitions.

     Under U.S. GAAP, such transactions are considered to be “combinations of businesses under common control”. Consequently, such investments are initially recorded at the Group’s equity share of net assets of the investees determined on a historical cost basis. The differences between such amounts and the cost of purchases are reflected as movements in the shareholders’ equity. In the consolidated statements of operations, the equity share of results of the investees are measured based on the historical cost basis.

(g) Acquisition of other subsidiaries from CSAHC

     During 2002, the Group acquired 90% equity interest in certain subsidiaries from CSAHC. Under IFRS, the purchase method of accounting was applied to such business combination such that as from the date of combination, the results of the acquired subsidiaries and their assets and liabilities are included in the consolidated financial statements of the Group.

     Under U.S. GAAP, such transaction is considered to be “a combination of entities under common control”. As described in Note 34(a), a combination of entities under common control is accounted for in a manner similar to a “pooling-of-interests”. The effect of this difference in accounting was not material to the years presented.

(h) Provision for major overhauls

     As disclosed in Notes 2(u) and 6 to the consolidated financial statements prepared under IFRS, in respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls required to be performed on the related aircraft prior to their return to the lessors.

     Under U.S. GAAP, a liability is recorded at the outset of the operating leases for the fair value of contractual obligations to perform the overhauls and a deferred asset is recorded for the corresponding amount, which is amortized over the term of the operating lease. The carrying amounts of such liability and asset amounted to approximately RMB570 and RMB370 respectively as of December 31, 2003 and RMB749 and RMB390 respectively as of December 31, 2004.

     The effect of above difference on the net income/(loss) and shareholders’ equity reported under U.S. GAAP was not material to the years presented.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

(i) Financial statements presentation and disclosure

     In the consolidated statements of operations presented under IFRS, (loss)/gain on sale of property, plant and equipment is classified under “Non-operating income/(expenses)”. Under U.S. GAAP, such (loss)/gain is classified under “Operating income/(expenses) — General and administrative”.

     As disclosed in Note 21 to the consolidated financial statements, deferred tax assets are presented on a net basis under IFRS. Under U.S. GAAP, the gross amounts of such deferred tax assets and any applicable valuation allowances are separately disclosed. As of December 31, 2003 and 2004, the amount of the deferred tax asset valuation allowances approximated RMB741 and RMB53, respectively.

(j) New accounting pronouncements

FASB No. 123R

     In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This new pronouncement replaces the existing requirements under FASB No. 123 and APB Opinion No. 25, Accounting for Stock Issued to Employees, and will be effective for financial statements on January 1, 2006. The Group currently does not offer any share-based compensation to its employees.

FASB No. 151

     In December 2004, the FASB issued FASB Statement No.151, Inventory Costs. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) which will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after January 1, 2006. The Group does not expect the initial adoption of FASB No. 151 will have a material impact on its consolidated financial statements.

FASB No. 153

     In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for nonmonetary asset exchanges occurring on or after January 1, 2006.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     Effect on net income/(loss) of significant differences between IFRS and U.S. GAAP is as follows:

	Reference	Year ended December 31,
	in Note	2002	2003	2004	2004
	above	RMB	RMB	RMB	U.S. dollars
		(restated)	(restated)
Net income/(loss) under IFRS		576	(358)	(48)	(6)
U.S. GAAP adjustments:
Net (loss)/income before tax attributable to airline operations of CNA and XJA	(a)	(1,114)	(1,042)	354	43
Sale and leaseback accounting	(b)	(101)	115	115	14
Lease arrangements	(c)	(50)	(64)	7	1
Capitalized interest	(d)	(31)	(33)	(13)	(2)
Reversal of additional depreciation arising from revaluation of property, plant and equipment	(e)	33	33	13	2
Investments in affiliated company and jointly controlled entity	(f)	(1)	7	7	1
Deferred tax effects
— current year		48	(8)	(16)	(2)
— effect on change in the Company’s income tax rate		—	(51)	—	—
— tax effect of acquisitions of airline operations of CNA and XJA operations of CNA and XJA		(15)	261	(81)	(10)
— effect on change in income tax rate applicable to airline operations of CNA and XJA		—	—	(99)	(12)

Net (loss)/income under U.S. GAAP		(655)	(1,140)	239	29

Basic (loss)/earnings per share under U.S. GAAP		(0.194)	(0.298)	0.055	0.007

Basic (loss)/earnings per ADS under U.S. GAAP*		(9.706)	(14.876)	2.732	0.331

*	Basic (loss)/earnings per ADS is calculated on the basis that one ADS is equivalent to 50 H shares.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     Effect on shareholders’ equity of significant differences between IFRS and U.S. GAAP is as follows:

	Reference	December 31,
	in Note	2003	2004	2004
	above	RMB	RMB	U.S. Dollars
		(restated)
Shareholders’ equity under IFRS		11,896	11,848	1,432
U.S. GAAP adjustments:
Shareholders’ equity before tax effect attributable to airline operations of CNA and XJA	(a)	1,347	(531)	(64)
Sale and leaseback accounting	(b)	(472)	(357)	(43)
Lease arrangements	(c)	(114)	(107)	(13)
Capitalized interest	(d)	348	335	40
Revaluation of property, plant and equipment, net of depreciation	(e)	(13)	—	—
Investments in affiliated company and jointly controlled entity	(f)	(111)	(104)	(13)
Deferred tax effect on airline operations of CNA and XJA		182	66	8
Deferred tax effects		35	19	2

Shareholders’ equity under U.S. GAAP		13,098	11,169	1,349

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     As a result of the Group and the airline operations of CNA and XJA acquired on December 31, 2004 being under common control, the condensed financial information of the Group under U.S. GAAP for the years have been restated to reflect the combination of CNA and XJA and the Group in a manner similar to a pooling of interests. Consequently the assets and liabilities of CNA and XJA are reflected at their historical carrying values and the consolidated financial statements have been restated to include the financial statements of CNA and XJA for all periods presented.

     The following are condensed consolidated balance sheets of the Group as of December 31, 2003 and 2004, and the related condensed consolidated statements of operations, cash flows and changes in total shareholders’ equity for each of the years in the three-year period ended December 31, 2004, prepared on a U.S. GAAP basis.

Condensed consolidated statements of operations

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

	2002	2003	2004
	RMB	RMB	RMB
Operating revenue:
Traffic revenue	24,854	24,897	33,235
Other operating revenue	904	586	930

Total operating revenue	25,758	25,483	34,165

Operating expenses:
Flight operations	10,062	10,351	15,016
Maintenance	3,530	3,878	4,578
Aircraft and traffic servicing	3,433	3,803	4,789
Promotion and sales	2,034	2,043	2,606
General and administrative	1,377	1,397	1,759
Depreciation and amortization	2,864	3,042	3,523
Asset impairment charges	347	510	—
Other	163	93	17

Total operating expenses	23,810	25,117	32,288

Operating income	1,948	366	1,877

Non-operating income/(expenses):
Interest income	82	27	33
Interest expense	(1,820)	(1,604)	(1,184)
Equity income of affiliated companies	45	53	17
Equity loss of jointly controlled entities	(12)	(37)	(3)
Investment income	—	—	5
Foreign currency exchange loss, net	(327)	(381)	(124)
Other, net	(52)	37	85

Total net non-operating expenses	(2,084)	(1,905)	(1,171)

(Loss)/income before income taxes and minority interests	(136)	(1,539)	706

Income tax (expense)/benefit	(365)	526	(274)

(Loss)/income before minority interests	(501)	(1,013)	432
Minority interests	(154)	(127)	(193)

Net (loss)/income	(655)	(1,140)	239

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Condensed consolidated balance sheets

	2003	2004
	RMB	RMB
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,999	3,083
Trade receivables	943	1,203
Other receivables	521	616
Deferred tax assets	137	271
Inventories	1,138	1,250
Prepaid expenses and other current assets	295	378
Short term investments	—	683

TOTAL CURRENT ASSETS	6,033	7,484
PROPERTY, PLANT AND EQUIPMENT, NET	41,012	46,202
CONSTRUCTION IN PROGRESS	2,196	1,049
LEASE PREPAYMENTS	349	346
INVESTMENTS	1,314	1,379
LEASE AND EQUIPMENT DEPOSITS	6,731	7,859
DEFERRED TAX ASSETS	332	—
OTHER ASSETS	643	721

TOTAL ASSETS	58,610	65,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable, including current installments of long-term notes payable	8,600	11,518
Current installments of obligations under capital leases	2,368	2,106
Accounts payable	1,144	1,554
Bills payable	438	136
Sales in advance of carriage	663	874
Taxes payable	92	39
Deferred tax liabilities	91	71
Amounts due to related companies	511	2,330
Accrued expenses	3,890	4,551
Other liabilities	1,496	2,974

TOTAL CURRENT LIABILITIES	19,293	26,153
NOTES PAYABLE, EXCLUDING CURRENT INSTALLMENTS	8,634	11,935
OBLIGATIONS UNDER CAPITAL LEASES, EXCLUDING CURRENT INSTALLMENTS	13,849	11,975
PROVISION FOR MAJOR OVERHAULS	742	674
DEFERRED CREDITS	851	693
DEFERRED TAX LIABILITIES	389	402

TOTAL LIABILITIES	43,758	51,832
MINORITY INTERESTS	1,754	2,039
SHAREHOLDERS’ EQUITY	13,098	11,169

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,610	65,040

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Condensed consolidated statements of cash flows

     The Group applies IAS 7 “Cash Flow Statements”. Its objectives and principles are similar to those set out in Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (“SFAS 95”) for U.S. GAAP. The principal differences between the standards relate to classification. Dividend received classified as investing activities under IAS 7 are classified as operating activities under SFAS 95. Summarized cash flows data by operating, investing and financing activities in accordance with SFAS 95 are as follows:

	2002	2003	2004
	RMB	RMB	RMB
Net cash inflow/(outflow) from
Operating activities	4,364	2,965	5,419
Investing activities	(6,204)	(7,558)	(9,507)
Financing activities	2,230	2,820	4,172

Increase/(decrease) in cash and cash equivalents	390	(1,773)	84
Cash and cash equivalents at beginning of year	4,382	4,772	2,999

Cash and cash equivalents at end of year	4,772	2,999	3,083

Condensed consolidated statements of changes in total shareholders’ equity

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Total
RMB
Shareholders’ equity at December 31, 2001	7,315

Net loss	(655)
Dividend paid	(67)
Distributions to CSAHC	(89)
Contributions from CSAHC	292

Shareholders’ equity at December 31, 2002	6,796

Issue of A shares	2,641
Net loss	(1,140)
Net liabilities assumed by CSAHC (note a)	4,552
Recognition of deferred tax assets (note b)	246
Contributions from CSAHC	3

Shareholders’ equity at December 31, 2003	13,098

Net profit	239
Net assets distributed to CSAHC (note a)	(28)
Elimination of net deferred tax assets (note c)	(181)
Distributions to CSAHC	(1,959)

Shareholders’ equity at December 31, 2004	11,169

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Notes:

(a)	In connection with the CNA/XJA Acquisitions, certain assets and liabilities of CNA and XJA which were not to be acquired by the Company were transferred to CSAHC, the owner of CNA and XJA during 2003 and 2004.

(b)	In connection with the CNA/XJA Acquisitions, the property, plant and equipment of CNA and XJA were revalued as of December 31, 2003 according to the relevant PRC rules and regulations. The revalued amount serves as the tax base for future years. Such revaluation are not recorded under U.S. GAAP. However, a deferred tax asset is recognized for the tax deductibility of the resulting net revaluation surpluses with a corresponding credit to the equity under U.S. GAAP.

(c)	As a result of the CNA/XJA Acquisitions, the tax losses attributable to the airline operations of CNA and XJA are no longer available for utilization against future taxable income of such operations. Accordingly, the deferred tax assets arising from such tax losses and related valuation allowance was eliminated against equity.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     The following additional financial statement disclosures are required under U.S. GAAP and are presented on a U.S. GAAP basis.

Operating revenue

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Traffic revenue
Passenger	22,565	22,438	30,443
Cargo and mail	2,289	2,459	2,792

	24,854	24,897	33,235

Other operating revenue
Commission income	167	157	227
General aviation income	68	40	55
Ground services income	95	123	202
Air catering income	38	31	53
Rental income	—	40	45
Aircraft lease income	166	36	145
Gain on disposal of property, plant and equipment	194	—	—
Maintenance services income	22	30	23
Income on transfer of surplus pilot trainees	10	—	—
Utility services income	—	14	28
Other	144	115	152

	904	586	930

Total operating revenue	25,758	25,483	34,165

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Income tax

     The Company was subject to PRC income tax at 33% for the year ended December 31, 2002 and period ended September 30, 2003. The Company is subject to PRC income tax at 15% beginning October 1, 2003. The airline operations of CNA and XJA were subject to PRC income tax at 33% during 2002, 2003 and up to December 30, 2004. As a result of the CNA/XJA Acquisitions having been effective December 31, 2004, the airline operations of CNA and XJA have become divisions of the Company and are subject to PRC income tax at the applicable rate of 15% beginning that date.

     Taxation (expense)/benefit consisted of:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
PRC income tax:
Company and subsidiaries	(72)	(47)	(259)
Affiliated companies	(9)	(3)	(2)
Jointly controlled entities	—	(7)	(11)

	(81)	(57)	(272)
Deferred tax
- current year	(284)	242	97
- adjustment for change in the Company’s enacted tax rate	—	341	—
- adjustment for change in applicable tax rate for airline operations of CNA and XJA	—	—	(99)

	(365)	526	(274)

Additional income taxes were allocated as follows

Shareholders’ equity, for deferred tax asset recognized in connection with the tax deductibility resulting from net revaluation surpluses	—	246	—

Shareholders’ equity, for elimination of deferred tax assets of the airline operations of CNA and XJA no longer available	—	—	(181)

	—	246	(181)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     Actual taxation amount in the consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004 differed from the amounts computed by applying the PRC income tax rate of 33%, 15% and 15%, respectively, to income/(loss) before taxation and minority interests as a result of the following:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Expected PRC taxation (expense)/benefit	45	231	(105)
Adjustments:
Effect of change in the Company’s income tax rate	—	341	—
Effect of change in the income tax rate applicable to the airline operations of CNA and XJA	—	—	(99)
Rate differential on subsidiaries	60	(5)	—
Rate differential on airline operations of CNA and XJA	—	196	(43)
Non-deductible expenses	(155)	(90)	(37)
Increase in deferred tax valuation allowance	(296)	(110)	(4)
Expired tax losses	—	(34)	—
Non-taxable income	—	—	17
Other, net	(19)	(3)	(3)

	(365)	526	(274)

     All but an insignificant amount of income/(loss) before taxation is from domestic sources.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     The net deferred tax (liabilities)/assets as of December 31, 2003 and 2004 were made up of the following taxation effects:

	December 31,
	2003	2004
	RMB	RMB
Deferred tax assets:
Tax losses	1,192	92
Repair charges capitalized	261	254
Accrued expenses	107	275
Gains on sale and leaseback transactions	88	69
Property, plant and equipment	148	89
Inventories	25	—
Other	9	21

Total deferred tax assets	1,830	800
Valuation allowance	(741)	(53)

	1,089	747

Deferred tax liabilities:
Accrued expenses	(81)	(75)
Property, plant and equipment	(945)	(825)
Inventories	(5)	—
Other	(69)	(49)

Total deferred tax liabilities	(1,100)	(949)

Net deferred tax (liabilities)/assets	(11)	(202)

Representing:

Net deferred tax assets — current portion	137	271
Net deferred tax assets — non-current portion	332	—
Net deferred tax liabilities — current portion	(91)	(71)
Net deferred tax liabilities — non-current portion	(389)	(402)

	(11)	(202)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences become deductible and tax loss utilized. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable profits in making this assessment. Based upon the projections for future taxable profits over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences and tax losses. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable profits during the carry forward period are reduced.

     The valuation allowance was RMB335 at January 1, 2002. During the years ended December 31, 2002, 2003 and 2004, the valuation allowance increased/(decreased) by RMB296, RMB110 and RMB(688), respectively. During 2004, the decrease in valuation allowance of RMB688 included a write-off of valuation allowance of RMB692 upon the CNA/XJA Acquisitions.

Property, plant and equipment, net

	December 31,
	2003	2004
	RMB	RMB
Buildings	4,120	7,136
Aircraft
— owned	23,824	27,208
— held under capital leases	22,312	21,388
Other flight equipment, including rotable spares	12,069	10,301
Machinery, equipment and vehicles	1,327	3,222

	63,652	69,255
Less: Accumulated depreciation and amortization	22,640	23,053

	41,012	46,202

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Capital leases

     The Company is obligated under capital leases covering certain aircraft that expire at various dates during the next twenty-two years. At December 31, 2003 and 2004, the gross amount of aircraft and related accumulated amortization recorded under capital leases were as follows:

	December 31,
	2003	2004
	RMB	RMB
Cost	22,312	21,388
Less: Accumulated depreciation and amortization	6,804	7,136

	15,508	14,252

     As of December 31, 2004, future payments under these capital leases, which were 73% and 27%, respectively, denominated in U.S. dollars and Japanese yen, are as follows:

	Payments	*Interest	Obligations
	RMB	RMB	RMB
Year ending December 31,
2005	2,755	649	2,106
2006	3,395	537	2,858
2007	3,026	437	2,589
2008	2,850	295	2,555
2009	1,200	236	964
Thereafter	4,600	1,591	3,009

	17,826	3,745	14,081

Less: current instalments of obligations under capital leases			(2,106)

			11,975

*	Interest rates ranged from 1.92% to 8.48%

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Related party transactions

	Note	2002	2003	2004
		RMB	RMB	RMB
Expenses

Paid to CSAHC and its affiliates
Handling charges	(a)	40	27	33
Air-catering expenses		29	28	50
Sundry aviation supplies		101	43	66
Commission expenses		17	5	2
Operating lease charges for land and buildings	(c)	15	15	82

Paid to affiliates and jointly controlled entities
Maintenance fees	(b)	592	701	1,159
Flight simulation service charges		—	104	100

Paid to CAAC and its affiliates
Commission expenses		541	—	—
Jet fuel supplies		3,989	—	—
Aircraft insurance		361	—	—
Guarantee fee		1	—	—
Ticket reservation service charges		185	—	—
Passenger departure and cargo handling charges		90	—	—
Aircraft and traffic service charges		2,377	—	—
Advertising service charges		3	—	—
Interest expense		8	—	—

Income

Received from CSAHC, its affiliates and other related parties
Interest income		11	3	4
Aircraft lease income	(d)	28	—	111

Received from CAAC and its affiliates
Commission income		107	—	—
Ground service fee income		53	—	—
Maintenance service income		22	—	—
Aircraft lease income		62	—	—

Others

Acquisition of aircraft and related spare parts and vehicles		1,097	—	—
Short term advances from CSAHC		—	166	—
Refund of medical benefit payments		—	—	58

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Notes:

The Group obtained various operational and financial services provided by CSAHC and its affiliates, and the Group’s affiliated companies and jointly controlled entities during the normal course of its business. In the past, CSAHC was under the direct control of the CAAC. However, such control has been shifted to the China State-owned Assets Administration Bureau since early 2003. Consequently, transactions with the CAAC and its affiliates beginning from 2003 are no longer presented as related party transactions of the Group.

(a)	Handling charges represent fees payable to Southern Airlines (Group) Import and Export Trading Company, a wholly owned subsidiary of CSAHC, in connection with the procurement of aircraft and flight equipment on the behalf of the Group and the airline operations of CNA and XJA. Handling charges are calculated based on a fixed percentage of the purchase value and other charges.

(b)	Repairing charges represent fees incurred by the Group and the airline operations of XJA in connection with aircraft repair and maintenance services rendered by Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”) and MTU Maintenance Zhuhai Co., Ltd. (“MTU Zhuhai”). GAMECO and MTU Zhuhai are jointly controlled entities of the Company.

(c)	Operating lease charges were paid by the Group and the airline operations of CNA and XJA to CSAHC under lease arrangement for certain land and buildings in the PRC. The operating lease charges are determined based on prevailing market price.

(d)	Aircraft lease income represents rental receivables in respect of short term leasing of aircraft by the Group and the airline operations of CNA and XJA to certain airlines controlled by the CAAC.

Post-retirement benefit

     Employees of the Group and the airline operations of CNA and XJA participate in several defined contribution retirement schemes organized separately by PRC municipal governments in regions where the major operations of the Group and the airline operations of CNA and XJA are located. The Group and the airline operations of CNA and XJA are required to contribute to these schemes at the rates ranging from 14% to 20% of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all the existing and future retired staff are assumed by these schemes. Contributions to the retirement schemes are charged to consolidated statements of operations as and when incurred. Contributions to the retirement schemes amounted to RMB184, RMB231 and RMB243, respectively, during 2002, 2003 and 2004.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Form of Director’s Service Agreement is incorporated by reference in Exhibit 4(c).1 of Form 20-F for the year of 2004.
4.2	Form of Non-Executive Director’s Service Agreement is incorporated by reference in Exhibit 4(c).2 of Form 20-F for the year of 2004.
8	Subsidiaries of the Company
12.1	Section 302 Certification of Chairman
12.2	Section 302 Certification of President
12.3	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chairman
13.2	Section 906 Certification of President
13.3	Section 906 Certification of Chief Financial Officer