Form 20-F
period 2005-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2006-06-30
CIK 1041668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report.....................
For the transition period from                                          to
Commission file number 1-14660

(Exact name of Registrant as specified in its charter)
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of Registrant’s name into English)
THE PEOPLE’S REPUBLIC OF CHINA

(Jurisdiction of incorporation or organization)
278 JI CHANG ROAD
GUANGZHOU
PEOPLE’S REPUBLIC OF CHINA, 510405

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary H Shares of par value	New York Stock Exchange, Inc.
RMB 1.00 per share
represented by American
Depositary Shares
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)

(Title of Class)

SEC 1852 (05-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 2,200,000,000 ordinary Domestic Shares of par value RMB 1.00 per share and 1,174,178,000 ordinary H Shares of par value RMB 1.00 per share and 1,000,000 ordinary A Shares of par value RMB 1.00 per share were issued and outstanding as of December 31, 2005.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
          Indicate by check mark which financial statement item the Registrant has elected to follow.
☐ Item 17    ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

China Southern Airlines Company Limited

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
The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company as of December 31, 2004 and 2005 (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. IFRS differs in certain significant respects from accounting principles generally accepted in the United States of

America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 50 to the Financial Statements.
Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB8.0694, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2005. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
     Not applicable.
ITEM 3. KEY INFORMATION.
Selected Financial Data
     The following tables present selected financial data of the Company as of and for each of the years in the five-year period ended December 31, 2005. The selected data of consolidated statements of operations for each of the years in the three-year period ended December 31, 2005 and consolidated balance sheets as of December 31, 2004 and 2005 have been derived from the consolidated financial statements of the Company, including the related notes, included elsewhere in this Annual Report. The selected IFRS data of consolidated statements of operations for the years ended December 31, 2001 and 2002 and IFRS consolidated balance sheets of December 31, 2001, 2002 and 2003 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report.
     The consolidated financial statements of the Company are prepared and presented in accordance with IFRS.
     With effect from January 1, 2005, in order to comply with IAS1 and IAS27, the Group has changed its accounting policy relating to the presentation of minority interests. In prior years, minority interests at the balance sheet date were presented separately from liabilities and equity in the consolidated balance sheet. Minority interests in the results of the Group for the year were also separately presented in the consolidated statements of operations as a deduction before arriving at the profit attributable to shareholders (the equity shareholders of the Company). Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company. Minority interests in the results of the Group for the period are presented on the face of the consolidated statements of operations as an allocation of the total profit or loss for the period between the minority interests and the equity shareholders of the Company. These changes in presentation have been applied retrospectively with comparatives restated.
     In addition, with effect from January 1, 2005, the Group has changed its presentation of shares of affiliated companies and jointly controlled entities’ taxation in order to comply with IAS 1. In prior years, the Group’s share of taxation of affiliated companies and jointly controlled entities accounted for using the equity method was included as part of the Group’s income tax in the consolidated statements of operations. In accordance with the implementation guidance in IAS 1, the Group has changed the presentation and includes the share of taxation of affiliated companies and jointly controlled entities accounted for using the equity method in the respective shares of profit or loss reported in the consolidated statements of operations before arriving at the Group’s profit or loss before tax. These changes in presentation have been applied retrospectively with comparatives restated.
     Under IFRS, the purchase method of accounting was applied to account for the acquisition of the airline operations and certain related assets of China Northern Airlines Company (“CNA”) and Xinjiang Airlines Company (“XJA”) (“CNA/XJA Acquisitions”) (details of which are disclosed in “Item 4. Information on the Company — History and Development of the Company”) such that at December 31, 2004 only the acquired assets and liabilities are included inthe consolidated financial statements. The results of the acquired operations and their related cash flows was included in the consolidated financial statements of the Group beginning January 1, 2005. Under U.S. GAAP, such transaction is considered to be “a combination of entities under common control”. A combination of entities under common control is accounted for in a manner similar to a “pooling-of-interests”. Consequently, the assets and liabilities of CNA and XJA are reflected at their U.S. GAAP carrying values and the U.S. GAAP consolidated financial statements are restated to include the assets and liabilities of CNA and XJA, and their results of operations and cash flows for all periods presented. See Note 50 to the consolidated financial statements for the nature and effect of such differences and other significant differences related to the Group between IFRS and U.S. GAAP as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 and the condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods. The following information should be read in conjunction with, and is qualified in its entirety by, the Financial Statements of the Group.

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$

	(in million, except per share data)
Income Statement Data:
IFRS:	(Restated)	(Restated)	(Restated)	(Restated)
Operating revenue	16,880	18,019	17,470	23,974	38,293	4,745
Operating expenses	15,479	15,993	17,014	23,065	39,598	4,907
Operating income/(loss)	1,401	2,026	456	909	(1,305)	(162)
Interest expense	(934)	(959)	(824)	(691)	(1,616)	(200)
Exchange gain/(loss), net	297	(176)	(164)	(59)	1,220	151
Income/(loss) before taxation	788	1,130	(521)	220	(1,853)	(230)
Taxation (expense)/benefit	(313)	(389)	334	(65)	7	1
Income/ (loss) for the year	475	741	(187)	155	(1,846)	(229)
Income/(loss) attributable to :
Equity shareholders of the Company	340	576	(358)	(48)	(1,848)	(229)
Minority interests	135	165	171	203	2	—
Basic earnings/(loss) per share	0.10	0.17	(0.09)	(0.01)	(0.42)	(0.052)
Basic earnings/(loss) per ADS	5.04	8.53	(4.68)	(0.55)	(21.12)	(2.62)

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$
	(in million, except per share data)
Cash dividends declared per share	—	0.02	—	—	—	—
U.S. GAAP:
Traffic revenue	23,615	24,854	24,897	33,235	37,419	4,637
Other operating revenue	657	904	586	930	874	108
Operating income/(loss)	1,584	1,948	366	1,877	(1,092)	(135)
Interest expense	(1,800)	(1,820)	(1,604)	(1,184)	(1,589)	(197)
Foreign currency exchange gain/(loss), net	532	(327)	(381)	(124)	1,220	151
Income/(loss) before income taxes and minority interests	468	(145)	(1,549)	693	(1,574)	(193)
Income tax (expense)/benefit	(401)	(356)	536	(261)	46	4
Minority interests	(97)	(154)	(127)	(193)	(2)	—
Net (loss)/income	(30)	(655)	(1,140)	239	(1,530)	(189)
Basic (loss)/earnings per share	(0.009)	(0.194)	(0.298)	0.055	(0.350)	(0.043)
Basic (loss)/earnings per ADS	(0.432)	(9.706)	(14.876)	2.732	(17.489)	(2.172)
Cash dividend declared per share	—	0.02	—	—	—	—

	December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$
	(in million)
Balance Sheet Data:
IFRS:	(Restated)	(Restated)	(Restated)	(Restated)
Cash and cash equivalents	2,818	3,771	2,080	3,083	2,901	360
Other current assets	1,561	1,835	1,922	4,286	4,320	535
Property, plant and equipment, net	22,352	26,921	28,536	46,841	54,266	6,725
Total assets	30,653	37,188	39,062	62,383	71,402	8,848
Notes payable, including current installments of long term notes payable	2,178	5,241	7,097	11,518	16,223	2,010
Current installments of obligations under capital leases	1,452	1,567	1,298	2,144	3,373	418
Notes payable, excluding current installments	3,628	5,835	4,522	11,935	12,740	1,579
Obligations under capital leases, excluding current installments	7,692	6,632	5,543	9,599	12,459	1,544
Total equity	10,600	11,130	13,569	13,903	11,936	1,479
U.S. GAAP:
Cash and cash equivalents	4,384	4,772	2,999	3,083	2,901	360
Other current assets	3,065	3,391	3,034	4,505	4,551	561
Property, plant and equipment, net	35,676	40,277	41,012	46,202	53,759	6,662
Total assets	48,456	54,860	58,610	65,144	74,906	9,283
Notes payable, including current portion of long term notes payable	5,359	10,304	8,600	11,518	16,223	2,010
Current installments of obligations under capital leases	2,428	2,591	2,368	2,106	3,401	421
Notes payable, excluding current portion	8,856	9,179	8,634	11,935	12,740	1,579
Obligations under capital leases, excluding current installments	14,167	13,333	13,849	11,975	14,807	1,835
Net shareholders’ equity	7,315	6,796	13,098	11,169	9,639	1,194
     Selected Operating Data
     The following selected operating data of the Group for the five years ended December 31, 2005 have been derived from consolidated financial statements prepared in accordance with IFRS and other data provided by the Group and have not been audited.
     The operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the statistical standards, which has been implemented since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2001	2002	2003	2004	2005
Capacity
ASK (million)
— Domestic	31,393	33,753	32,590	41,330	72,107
— Hong Kong and Macau	1,690	1,746	1,347	1,896	2,656
— International	6,981	8,746	6,930	10,543	13,598
Total	40,064	44,245	40,867	53,769	88,361
ATK (million)
— Domestic	3,622	3,924	3,772	4,773	8,352
— Hong Kong and Macau	185	193	150	211	315
— International	1,317	1,798	1,999	2,462	2,842
Total	5,124	5,915	5,921	7,446	11,509
Kilometers flown (thousand)	234,051	258,379	249,068	324,827	539,844
Hours flown (thousand)	365	405	385	501	846
Number of landing and take-offs
— Domestic	183,651	194,776	191,460	243,410	394,069
— Hong Kong and Macau	13,712	13,891	11,400	15,380	17,807
— International	10,698	13,990	11,330	15,790	26,798
Total	208,061	222,657	214,190	274,580	438,674
Traffic
RPK (million)
— Domestic	19,447	22,092	21,294	29,121	51,472
— Hong Kong and Macau	1,060	1,081	778	1,203	1,549
— International	4,550	5,767	4,315	6,872	8,902
Total	25,057	28,940	26,387	37,196	61,923
RTK (million)
— Domestic	2,217	2,532	2,424	3,206	5,571
— Hong Kong and Macau	105	108	78	120	159
— International	712	974	1,059	1,337	1,554
Total	3,034	3,614	3,561	4,663	7,284
Passengers carried (thousand)
— Domestic	16,499	18,535	18,259	25,002	39,545
— Hong Kong and Macau	1,409	1,369	1,019	1,394	1,556
— International	1,213	1,589	1,192	1,811	3,018
Total	19,121	21,493	20,470	28,207	44,119
Cargo and mail carried (tons)	398,000	470,000	464,000	545,000	775,000
Load Factors
Passenger load factor (RPK/ASK) (%)
— Domestic	61.9	65.5	65.3	70.5	71.4
— Hong Kong and Macau	62.7	61.9	57.8	63.4	58.3
— International	65.2	65.9	62.3	65.2	65.5
Total	62.5	65.4	64.6	69.2	70.1
Overall load factor (RTK/ATK) (%)
— Domestic	61.2	64.5	64.2	67.2	66.7
— Hong Kong and Macau	56.8	55.8	52.2	56.9	50.4
— International	54.1	54.2	53.0	54.3	54.7
Total	59.2	61.1	60.1	62.6	63.3
Breakeven load factor (%)	55.6	55.9	61.6	61.9	67.0

	Year ended December 31,
	2001	2002	2003	2004	2005
Yield
Yield per RPK (RMB)
— Domestic	0.62	0.55	0.57	0.58	0.55
— Hong Kong and Macau	1.06	0.98	0.96	0.92	0.77
— International	0.41	0.42	0.47	0.46	0.56
Total	0.60	0.54	0.57	0.57	0.55
Yield per cargo and mail ton kilometers (RMB)	1.76	1.73	1.62	1.67	1.75

	Year ended December 31,
	2001	2002	2003	2004	2005
Yield per RTK (RMB)
— Domestic	5.83	5.21	5.40	5.53	5.30
— Hong Kong and Macau	11.26	10.36	10.35	9.83	8.18
— International	3.31	3.25	2.90	3.31	4.24
Total	5.43	4.84	4.76	5.01	5.14
Fleet
— Boeing	91	102	108	137	140
— Airbus	20	20	24	46	71
— McDonnell Douglas	—	—	—	35	36
— Others	—	—	—	13	14
Total aircraft in service at period end	111	122	132	231	261
Overall utilization rate (hours per day)	9.1	9.8	8.5	9.9	9.6
Financial
Operating cost per ASK (RMB)	0.39	0.36	0.42	0.43	0.45
Operating cost per ATK (RMB)	3.02	2.70	2.87	3.10	3.44
     Exchange Rate Information
     The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

		Average(1)
Period	Period End	(RMB per US$)	High	Low
Annual Exchange Rate
2001	8.2766	8.2766	8.2910	8.2642
2002	8.2773	8.2773	8.2897	8.2152
2003	8.2767	8.2772	8.2800	8.2769
2004	8.2765	8.2765	8.2889	8.2641
2005	8.0694	8.1825	8.2767	8.0702
     The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
December 2005	8.0808	8.0702
January 2006	8.0702	8.0601
February 2006	8.0616	8.0402
March 2006	8.0505	8.0172
April 2006	8.0240	8.0050
May 2006	8.0265	8.0025
June 2006 (up to June 28, 2006)	8.0230	7.9964

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.
     Dividend Payments
     No interim dividends were paid during the year ended December 31, 2005. The Board of Directors of the Company (“Board of Directors”) has not recommended payment of a final dividend in respect of the year ended December 31, 2005.
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
High operating leverage and foreign exchange exposure
     The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a proportionately higher decrease in net income. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese Yen. The Company incurred a net exchange loss of RMB59 million for 2004 and a net exchange gain of RMB1,220 million for 2005, mainly as a result of Japanese Yen fluctuation in 2004 and Renminbi appreciation in July 2005, respectively. A majority of this exchange loss or gain was unrealized in nature.
Potential conflicts of interest
     CSAHC will continue to be the controlling shareholder of the Company. CSAHC and certain of its affiliated companies will continue to provide certain important services to the Company, including the import and export of aircraft spare parts and other flight equipment, housing services and financial services. In addition, Mr. Liu Shao Yong, the Chairman of the Board of Directors, also serves as the General Manager of CSAHC. The interests of CSAHC may conflict with those of the Company. In addition, any disruption of the provision of services by CSAHC’s affiliated companies or a default by CSAHC of its obligations owed to the Company could affect the Company’s operations and financial conditions. In particular, as part of its cash management system, the Company periodically places significant amount of demand deposits with China Southern Airlines Group Finance Company Limited (“SA Finance”), a PRC authorized financial institution controlled by CSAHC and an affiliated company of the Company. As a result, the Company’s deposits with SA Finance are subject to the risks associated with the business of SA Finance over which the Company does not exercise control. As of December 31, 2004 and 2005, the Group had short-term deposits of RMB406 million and RMB544 million, respectively, with SA Finance.
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
Risks relating to certain real property
     Although systems for registration and transfer of land use rights and related real property interests in China have been implemented, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters buildings and other facilities are located and the buildings that the Company uses at its route base in Wuhan and Haikou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. Lack of adequate documentation for land use rights and ownership of buildings subjects the Company to challenges and claims by third parties with respect to the Company’s use of such land and buildings.

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
Risks associated with Hong Kong and Macau routes
     The Company’s Hong Kong regional routes benefit from traffic originating in Taiwan. The Company’s Hong Kong regional routes might be materially adversely affected if direct flights between Taiwan and Mainland China were permitted in the future. In such event, Xiamen Airlines Company Limited (“Xiamen Airlines”), the Company’s subsidiary, might apply for route rights for direct flights between Taiwan and Mainland China, due partly to the proximity to Taiwan of Fujian province, where Xiamen Airlines is based. However, there can be no assurance that sufficient routes and flights between destinations in Taiwan and Mainland China could be obtained by Xiamen Airlines, if at all, or that adequate yields will be generated on these routes and flights.
Internal controls and management system
     The Company will become subject to Section 404 of the Sarbanes-Oxley Act of 2002 in the fiscal year ending December 31, 2006, which requires the Company to set out a management report containing an assessment on its internal controls over financial reporting in its annual report. It also requires an independent registered public accounting firm attest to and report on management’s assessment of the effectiveness of the Company’s internal controls over financial reporting. If the Company cannot implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, its independent auditors may not be able to provide a written attestation as to the effectiveness of its internal controls over financial reporting and it may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. It could also result in the loss of investor confidence in the Company, in particular the reliability of financial statements, which in turn could harm the Company’s business and negatively affect the market price of the Company’s ADSs or H Shares. Furthermore, the Company may be required to incur significant costs for compliance with Section 404, and thereby increasing its costs relative to its revenues and decreasing its operating margins.
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
Jet fuel supply and costs
     The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel costs for 2005 accounted for 30.1% of its operating expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai and Sanya airports) must be purchased from the exclusive providers, China Aviation Oil Supplies Company (“CAOSC”) and Bluesky Oil Supplies Company, companies controlled and supervised by the CAAC. Chinese airlines may also purchase their jet fuel requirements at the Shenzhen, Zhuhai and Sanya airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the State Planning Commission based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines. Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. Since then, however, domestic jet fuel price from CAOSC has always been higher than international jet fuel prices, sometimes creating tension in fuel supply. In addition, jet fuel shortages have occurred in China and, on limited occasions before 1993, required the Company to delay or cancel flights. Although such shortages have not materially affected the Company’s results of operations since 1993, there can be no assurance that such shortage will not occur in the future. If such shortage occurs in the future and the Company is forced to delay or cancel flights due to fuel shortage, its operational reputation among passengers and results of operations may suffer.
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
Limitation on foreign ownership
     Chinese Government policies limit foreign ownership in Chinese airlines. Under these policies, the percentage ownership of the Company’s total outstanding ordinary shares held by investors in Hong Kong and any country outside China (“Foreign Investors”) may not in the aggregate exceed 49%. Currently, 26.8% of the total outstanding ordinary shares of the Company is held by Foreign Investors. For so long as the limitation on foreign ownership is in force, the Company will have no meaningful access to the international equity capital markets.
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
Risks relating to the PRC
Foreign exchange risks
     Under current Chinese foreign exchange regulations, Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. Current account foreign exchange transactions can be undertaken without prior approval from the relevant Chinese Government agencies by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. Conversion from Renminbi into a foreign currency or vice versa for purposes of capital account transactions requires prior approvals of relevant Chinese Government agencies. This restriction on capital account transactions could affect the ability of the Company to acquire foreign currency for capital expenditures. It could also have a material adverse effect on the Company's operations and financial conditions, given the Company's substantial foreign currency obligations.
     The value of the Renminbi against the US dollar and other foreign currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar so that the Renminbi is now permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the value of the Renminbi against the U.S. dollar has appreciated by approximately 2%. Under the new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. The PRC government has stated publicly that it intends to further liberalize its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. As the Company is not able to hedge effectively against the revaluation of the Reminbi other than by retaining its foreign currencies which it receives from its business and operational activities to the extent permitted by applicable law, any significant revaluation of the Renminbi may have a material adverse effect on the Company's financial performance, and the value of, and any dividends payable on, the Company's H Shares and ADSs in foreign currency terms.
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
     The acquisition of the airline operations of CNA and XJA was approved at the general meeting of the Company held on December 31, 2004. Such acquisition provides a robust platform for the Group to consolidate its market leadership and financial results. It also brought in various benefits to the Group by expanding its flight service network, fleet size and transport capacity, as well as lowering costs and improving overall efficiency. Given the investment incentive policies such as “Go West” and “Revitalising the Old Industrial Bases in the North-eastern Region” promulgated by the Chinese government, the economy in the western and north-eastern regions of China is expected to grow at a rapid pace in the coming decades, which in turn provides substantial growth potential for the Group. Ultimately, the acquisition will strengthen the Group’s position as the largest airline in China and will create positive value to its investors. At present, the management of the Group focuses on harnessing the expanded business capacity and operation scale of the Group, and on enhancing its overall management standards through an integration of corporate culture, innovation and development, thereby realizing the ultimate goal of the Group’s reorganization.
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
     During 2005, the economy of the PRC maintained its rapid growth, which in turn gave the civil aviation industry a powerful boost. In particular, the fast expansion of the fleet capacity of the industry encouraged market demand through a number of factors, including improvement of civil aviation facilities and service quality as well as favorable price offers, which in turn drove up the passenger and cargo carried volume, the passenger load factor and overall load factor. On the other hand, as the PRC government expedited the process of ‘open sky’ policy and relaxed restrictions for investment in domestic airlines, the fleet capacity and number of flights provided have significantly increased, which in turn intensified the competition in domestic and international routes. Together with the soaring jet fuel prices, these have exerted strong pressure on the operating costs for domestic airlines.
     In 2005, with the persistent joint efforts of the Company’s management and staff, the Group secured an exceptional safe flight operation record, and the enlarged operations after the joint recombination had undergone a smooth transition and gradually began to achieve the benefits from economies of scale. To cope with the increasing competition and the ever-changing demands of the aviation market, the Company is taking advantage of its own economies of scale and the potential market demands to stage a strategic transition from a city-pair operation model to a hubbing network operation model, so as to enhance the operational efficiency of the overall service network, and to maintain and increase its competitive edge in the market.
     With the approval of the Board, the Company established a branch company in Beijing and will add wide-body airplanes to the operation base in Beijing from the summer of 2006, with the view to expanding its Beijing aviation business and building another main hub there in addition to its Guangzhou base. The Board believes that the establishment of Guangzhou and Beijing hubs will facilitate the Group’s strategic refinement and enhancement of its route network operations in order to better position the Group to explore and seize the opportunities in the regional aviation market to be brought about by the 2008 Beijing Olympic Games.

     The Group had RMB4,707 million, RMB6,631 million and RMB11,873 million capital expenditures in 2003, 2004 and 2005 respectively. Of such capital expenditures in 2005, RMB6,938 were financed by capital lease, RMB4,325 million were financed by bank borrowings while the remaining RMB610 million were financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings for operations.
CNA/XJA Acquisitions
     Pursuant to a sale and purchase agreement dated November 12, 2004 between the Company, China Southern Airlines Holding Company, CNA and XJA which was approved by the Company’s shareholders in an extraordinary general meeting held on December 31, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA with effect from December 31, 2004 (the “CNA/XJA Acquisitions”). The consideration payable for the CNA/XJA Acquisitions amounting to RMB15,522 million was determined based on the fair value of the acquired assets. Such consideration was partly satisfied by assumption of debts and liabilities of CNA and XJA totaling RMB13,563 million outstanding as of December 31, 2004 and the remaining balance of RMB1,959 million was fully paid in cash during 2005.
     The CNA/XJA Acquisitions have significantly expanded the fleet size and flight service network as well as the market share of the Group. Presently, the Group is implementing various measures to harnessing the expanded flight capacity and operations and integrating the business cultures and goals of the acquired operations with those of the Group.
Business Overview
General
     The Group provides commercial airline services throughout China, Hong Kong and Macau regions, Southeast Asia and other parts of the world. The Group is one of the three largest Chinese airlines and, as of year end 2005, ranked first in terms of passengers carried, number of scheduled flights per week, number of hours flown and size of route network and aircraft fleet. During the three years ended December 31, 2005, the Group’s RPKs increased at a compound annual rate of 53.2%, from 26,387 million in 2003 to 61,923 million in 2005, while its capacity, measured in terms of ASKs, increased at a compound annual rate of 47.1%, from 40,867 million in 2003 to 88,361 million in 2005. In 2005, the Group carried 44.12 million passengers and had passenger revenue of RMB34,328 million (US$4,254 million). The loss for 2005 attributable to equity shareholders of the Company was RMB1,848 million (US$229 million).
     The Group conducts a portion of its airline operations through its airline subsidiaries namely Xiamen Airlines, Southern Airlines (Group) Shantou Airlines Company Limited (“Shantou Airlines”), Guangxi Airlines Company Limited (“Guangxi Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”) and Guizhou Airlines Company Limited (“Guizhou Airlines”) (collectively, the “Airline Subsidiaries”). In 2005, the Airline Subsidiaries carried 11.30 million passengers and had operating revenue of RMB8,019 million (US$994 million) and accounted for 25.6% and 20.9% of the Group’s passengers carried and operating revenue, respectively.
     The Group also provides air cargo and mail services. The cargo and mail revenue of the Group increased by 37.7% to RMB3,091 million (US$383 million) in 2005 as compared with 2004. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.
     As of the year end of 2005, the Group operated 559 routes, of which 452 were domestic, 78 were international and 29 were Hong Kong and Macau. The Group operates the most extensive domestic route network among all Chinese airlines. In 2005, the Group operated an average of 8,436 landings and take-offs per week, serving 142 destinations. Its route network covers commercial centres or rapidly developing economic regions in Mainland China.
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

     In addition to its main route base in Guangzhou, the Group also maintains certain regional route bases in Beijing, Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Urumqi, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Shantou, Guiyang, Sanya and Beihai. Most of its regional route bases are located in provincial capitals or major commercial centers in China.
     The Group’s operations primarily focus on the domestic market. In addition, the Group also operates Hong Kong and Macau and international flights. As of year end of 2005, the Group had 29 Hong Kong and Macau routes and 78 international routes. The Group’s Hong Kong and Macau operations include flights between destinations in China and Hong Kong and Macau. The Group’s international operations include scheduled services to Tokyo, Osaka, Amsterdam, Sharjah, Los Angeles, Fukuoka, Seoul, Sydney, Dubai, Paris and 11 Southeast Asian destinations. The Group operates the most extensive Southeast Asian route network among Chinese airlines.
     As of December 31, 2005, the Group operated a fleet of 261 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 300, 319, 320, 330, McDonnell Douglas 82, 90 and etc. The average age of the Group’s fleet was 7.19 years as of the year end of 2005.
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

Passenger carried			Cargo and Mail Carried (tons)		Total traffic (tons kilometers)
		Increase		Increase		Increase
		(decrease)		(decrease)		(decrease)
		over		over		over
Year	Total	previous year	Total	previous year	Total	previous year
	(in million)	(%)	(in thousand)	(%)	(in million)	(%)
2001	19.12	13.5	398.0	12.7	3,034.0	16.1
2002	21.49	12.4	470.0	18.1	3,614.0	19.1
2003	20.47	(4.7)	464.0	(1.3)	3,561.0	(1.5)
2004	28.21	37.8	545.0	17.5	4,663.0	30.9
2005	44.12	56.4	775.0	42.2	7,284.0	56.2
     Route Network
     Overview
     The Group operates the most extensive route network among the Chinese airlines. As of December 31, 2005, the Group operated 559 routes consisting of 452 domestic routes, 29 Hong Kong and Macau routes and 78 international routes. In 2005, the Group conducted an average of 8,436 landings and take-offs per week, serving 142 destinations.
     The Group continually evaluates its network of domestic, Hong Kong and Macau and international routes in light of its operating profitability and efficiency. The Group seeks to coordinate flight schedules with the Airline Subsidiaries on shared routes to maximize load factors and utilization rates. The acquisition of domestic, Hong Kong and Macau and international routes is subject to approval of the CAAC, and the acquisition of Hong Kong and Macau and international routes is also subject to the existence and the terms of agreements between the Chinese Government and the government of the Hong Kong SAR, the government of Macau Special Administrative Region of the People’s Republic of China (“Macau SAR”) and the government of the proposed foreign destination.
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
     Route Bases
     In addition to its main route base in Guangzhou, the Group maintains certain regional route bases in Beijing, Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Urumqi, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Shantou, Guiyang, Sanya and Beihai. Most of its regional route bases are located in provincial capitals or major commercial centres in the PRC.
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

     Domestic Routes
     The Group’s domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2005, the Group’s most profitable domestic routes were the routes between Guangzhou and Beijing, Guangzhou and Shanghai, Shenzhen and Beijing, Shanghai and Guangzhou, Shenzhen and Shanghai, Beijing and Guangzhou, Urumqi and Beijing, Beijing and Urumqi, Shanghai and Shenzhen, Beijing and Changchun.
     Hong Kong and Macau Routes
     The Group offers scheduled service between Hong Kong and Guangzhou, Kunming, Xiamen, Shantou, Beijing, Guilin, Meixian, Haikou, Wuhan, Zhengzhou, Nanning, Changsha, Quanzhou and Sanya; and between Macau and Fuzhou, Hangzhou and Xiamen. The Group’s Hong Kong regional routes also include routes between Hong Kong and Zhanjiang, which the Group operates on a “charter” flight basis, as explained below. The Group believes that the routes on which it operates these “charter” flights are among its highest yielding routes, primarily because the Group faces limited competition on such routes and is consequently less subject to downward pricing pressures. In 2005, the most profitable Hong Kong regional routes (other than these “charter” flights) were those between Hong Kong and each of Wuhan, Guangzhou, Beijing, Shantou, Guilin, Kunming and Zhengzhou.
     The Group’s “charter” flights are regularly scheduled flights, but permission to operate these flights is subject to monthly review by the CAAC and the Civil Aviation Department of the Hong Kong SAR. The CAAC has informally indicated that it primarily considers market demand and airline capability in granting permission for such flights. The Group has been able to maintain all of the Hong Kong regional routes which it operates on a “charter” flight basis and believes that demand on such routes will continue. In 2005, the Group conducted a total of 17,807 flights on its Hong Kong and Macau routes, accounting for approximately 34.4% of all passengers carried by Chinese airlines on routes between Hong Kong or Macau and destinations in China.
     International Routes
     The Group is the principal Chinese airline connecting the rapidly developing Pearl River Delta region of China to Southeast Asia, with 29 routes serving 11 Southeast Asian destinations, including Singapore and major cities in Indonesia, Thailand, Malaysia, the Philippines, Vietnam and Laos. In 2005, the Group’s most profitable international routes were those between Seoul and Dalian, Guangzhou and Tokyo. The Group believes that, among Chinese airlines, it is well-positioned to benefit from the business opportunities arising out of increased air traffic and the growing economic relationships between China and Southeast Asian countries.
     In addition to the 29 routes serving 11 Southeast Asian destinations, the Group operates 45 other international routes providing scheduled services to Amsterdam, Sharjah, Osaka, Tokyo, Fukuoka, Seoul, Los Angeles, Sydney, Melbourne, Dubai and Paris.
     Aircraft Fleet
     The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft, the acquisition of existing aircraft in conjunction with our acquisition of CNA and XJA, and the retirement of less efficient, older aircraft. As of December 31, 2005, the Group operated a fleet of 261 aircraft with an average age of 7.19 years. Most aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Most of the aircraft operated by the Group are leased pursuant to various types of leasing arrangements.

     The following table sets forth certain information regarding the Group’s fleet of 261 aircraft as of December 31, 2005.

			Average
	Number of	Average age	Passenger
Model	Aircraft	(years)	Capacity
Boeing 777-200	4	9.53	380
Boeing 777-21B	6	7.20	292
Boeing 757-200	38	11.12	200
Boeing 747F	2	3.42	n/a
Boeing 737-800	15	2.32	167
Boeing 737-700	29	2.85	138
Boeing 737-500	15	12.80	130
Boeing 737-300	31	11.89	145
Airbus 300-600	6	10.96	272
Airbus 319-100	21	1.05	128
Airbus 320-200	30	5.38	158
Airbus 321-100	10	2.50	182
Airbus 330-200	4	0.72	264
McDonnell Douglas 82	23	14.63	144
McDonnell Douglas 90	13	7.85	157
Embraer 145 Jet	6	1.23	50
Cessna 208B	3	3.50	14
ATR-72	5	7.95	72

	261

     During 2005, the Group continued to expand and modernize its aircraft fleet. In 2005, the Group’s major aircraft transactions included:
     The addition of seven Airbus 319-100, two Boeing 737-700 and three Boeing 737-800 aircraft under operating lease and addition of one McDonnell Douglas 82 aircraft under wet lease agreement and the return of two Boeing 737-300, three Boeing 737-500 and two Boeing 737-300 QC under operating lease ; and
     The acquisition of five Boeing 737-700 aircraft, six Airbus 320-200, four Airbus 330-200, six Airbus 319-100, two Airbus 321-200 and one Embraer 145 Jet financed by a combination of internal funds and long term bank loans.
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
     In March 2005, the Company, as a lessee, entered into another agreement with an independent lessor for operating leases of a total of twenty-five aircraft comprising five Boeing 737-700 aircraft, five Boeing 737-800 aircraft, five Airbus 320-200 aircraft and ten Airbus 321-200 aircraft with scheduled deliveries in 2006 and 2007. The terms of the leases range from ten to twelve years with total future lease payments totalling approximately RMB8,243 million.
     In April 2005, the Company entered into a purchase agreement with Airbus SNC for the purchase of five Airbus A380 aircraft, scheduled for deliveries in 2007 to 2010.
     In August 2005, CSA as a lessee, entered into an agreement with an independent lessor for operating leases of three 737-800 aircraft for a term of 138 months, with total future lease payments totalling approximately Rmb986 million, scheduled for deliveries in 2006.

     In November 2005, CSA, as a lessee, entered into an agreement with an independent lessor for operating leases of five A320-200 aircraft for a term of 140 months with total future lease payments totalling approximately Rmb1,694 million, scheduled for deliveries in 2006; and
     In August 2005, CSA entered into two separate purchase agreements with Boeing and Airbus SNC respectively for the purchase of ten B787 aircraft, which are scheduled for deliveries in 2008 to 2010, and ten A330 aircraft, which are scheduled for deliveries in 2007 and 2008.
Aircraft Financing Arrangements
Overview
     A significant portion of the Group’s aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to fifteen years. As of December 31, 2005, 65 of the Group’s 261 aircraft were operated under capital leases, 86 were operated under operating leases, 51 were financed by long-term mortgage loans, while the remaining were acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made pursuant to operating leases or capital leases. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.
     The following table sets forth, as of December 31, 2005, the number of aircraft operated by the Group pursuant to capital and operating leases and the remaining terms, expressed in years, of such leases.

			Average
	Capital	Operating	Remaining
Model	Lease	Lease	Lease Term
Boeing 777-200 and 777-21B	5	4	4.48
Boeing 757-200	—	15	3.10
Boeing 737-700	—	10	5.60
Boeing 737-800	—	3	8.17
Boeing 737-500	—	15	0.99
Boeing 737-300	4	10	1.32
Airbus 300-600	6	—	1.20
Airbus 319-100	6	15	9.05
Airbus 320-200	24	6	4.35
Airbus 321-100	6	—	8.02
Airbus 330-200	4	—	11.28
McDonnell Douglas 82	—	8	2.17
McDonnell Douglas 90	10	—	1.69

	65	86

Capital Leases
     As of December 31, 2005, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB18,615 million (US$2,307 million). As of year end 2005, a majority of the Group’s capital leases had original terms ranging from ten to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to twelve years. The Group’s capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As a customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

Operating Leases
     As of December 31, 2005, the Group’s aggregate future minimum lease payments required under its operating leases were RMB24,594 million (US$3,048 million). As of year end 2005, the Group’s operating leases had original terms generally ranging from eight to ten years from the date of delivery of the relevant aircraft, and the remaining terms of these leases generally ranged from one to ten years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.
     Pursuant to capital or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Taxation Bureau, lease arrangements executed prior to September 1, 1999 are exempt from PRC withholding tax. The PRC withholding tax payable in respect of the operating leases executed after September 1, 1999 of RMB8 million, RMB23 million and RMB55 million during 2003, 2004 and 2005 respectively, have been included as part of the operating lease charges.
Aircraft Flight Equipment
     The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. As of year end 2005, the Group had 67 spare jet engines for its fleet. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Rotables and certain of the expendables for the Group’s aircraft are generally purchased by Southern Airlines (Group) Import & Export Trading Corporation (“SAIETC”), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.
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
     The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capabilities include overhaul of more than 90% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. GAMECO also provides line maintenance services to 7 other Chinese airlines and 19 international airlines. GAMECO provides heavy maintenance services to 5 other Chinese airlines and 11 international airlines.
     The Company and GAMECO had entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On May 17, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services (the “Fee Agreement”). Pursuant to the Fee Agreement and subsequent agreements, GAMECO charged the Company for expendables at cost plus 16%, and labour costs at US$30 per hour during 2005. For the year ended December 31, 2005, the amount incurred by the Group for such repair and maintenance services was RMB535 million.
     Overhauls of jet engines are performed by overseas qualified service providers in Germany, Malaysia, Canada and England. Starting from 2003, MTU Maintenance Zhuhai Co., Ltd., (“MTU Zhuhai”) a jointly controlled entity of the Company and MTU Aero Engines Gmbh., also performed overhauls of certain jet engines for the Group. For the year ended December 31, 2005, repair fees amounting to RMB583 million were paid to MTU Zhuhai.

     Safety
     The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. There were no serious incidents involving casualty or flight damage throughout the three years ended December 31, 2005. For minor “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below the standard prescribed by the CAAC. For example, the Company’s “flight incident” ratio was 0.13, 0.13 and 0.13 in 2003, 2004 and 2005, respectively. In comparison, CAAC’s published maximum acceptable flight incident ratio was 1.3 in 2003 and 0.9 in 2004 and 0.29 in 2005. This ratio is defined as the occurrence of one incident for every 10,000 hours of flight time.
     Jet Fuel
     Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs for 2005 accounted for 30.1% of the Group’s operating expenses. Like all Chinese airlines, the Group is generally required by the Chinese Government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Zhuhai and Sanya airports which are supplied by Sino-foreign joint ventures in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.
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
     CAOSC’s maximum fuel price in 2005 was RMB5,220 per ton. The average price paid by the Group in 2005 was RMB4,846 per ton, which represents a 28.47% increase from that of 2004.
     According to the Notice of the National Development and Reform Commission (“NDRC”) and the Civil Aviation Administration of China (“CAAC”) on Issues Relating to Introduction of the Fuel Surcharge for Domestic Routes, domestic airlines imposed fuel surcharges for all the domestic routes (excluding those from the mainland PRC to Hong Kong and Macau) with effect from August 1, 2005 (based on flight time). On February 16, 2006, the NDRC and CAAC released a supplementary document on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, stating that due to the rising jet fuel price, the period of imposition of fuel surcharge by airlines was extended. On 28 March 2006, the NDRC and CAAC released another supplementary document on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, thereby adjusting the amount of fuel surcharges from RMB20 to RMB30 per passenger for distance flown being less than 800 kilometres, and from RMB40 to RMB60 for distance exceeding 800 kilometres, during the period temporarily from April 10, 2006 to October 10, 2006. The introduction of fuel surcharge and the extension of the duration of the same will help relieve, to a certain extent, the burden of high jet fuel cost on the Group.
     In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese Government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 20% of the Group’s total jet fuel consumption in 2005.
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

     Air Catering
     The Company owns a 75% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”). Nanland provides in-flight meals, snacks, drinks and related services for all of the Group’s flights originating in Guangzhou and substantially all other flights departing from new Baiyun International Airport. The Group contracts with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry.
     Cargo and Mail
     The Group also provides air cargo and mail services. A significant portion of these services is combined with passenger flights services. Currently, the Group also has two Boeing 747-400 freighters servicing three international cargo routes, Shenzhen to Chicago and Shenzhen to Shanghai to Belgium and Shanghai to Amsterdam.
     Currently, the Group conducts its cargo business primarily through its cargo division in Shenzhen. To further tap into the growing cargo market, the Group has commenced the construction of a cargo centre in the Guangzhou new airport in 2004 and the construction was completed in 2005.
     Sales, Reservations and Marketing
     Passenger Ticket Sales and Reservations
     The Group’s ticket sales and reservations are conducted by or through independent sales agents and the Group’s own network of exclusive sales offices as well as the CAAC’s sales offices and CSAHC’s affiliates. The Group has sales offices in Guangzhou and its other route bases. In addition, the Group maintains regional sales offices in other cities in China, including Beijing and Shanghai. The Group maintains international sales offices in Bangkok, Manila, Hanoi, Ho Chi Minh City, Singapore, Kuala Lumpur, Penang, Jakarta and Phnom Penh in Southeast Asia, as well as in Sendai, Toyame, Hiroshima, Nagoya, Niigata, Osaka, Fukuoka, Tokyo, Seoul, Daejeon, Daegu, Busan Amsterdam, Los Angeles, Sydney, Paris, Melbourne and Sharjah.
     In Hong Kong, ticket sales and reservations services are provided to the Group by China National Aviation Corporation and Nanlung Travel Agency Limited (a subsidiary of CSAHC) for a commission of 3% – 9% of the ticket price. The Group also has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2005, approximately 30% of all ticket sales for the Group’s scheduled flights were made by the Group’s and CAAC’s network of sales offices and CSAHC’s affiliates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents, substantially all of whom operate in cities throughout China, with the remainder operating principally in Hong Kong and other Southeast Asian destinations served by the Group. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents in China a commission of 3% of the ticket price, and pays independent sales agents outside China a commission ranging from 5% – 9% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2005, independent sales agents accounted for approximately 70% of the Group’s ticket sales for its scheduled flights.
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
     Cargo
     The Group’s cargo and mail services are promoted through its own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, the Group employs a number of cargo agents in the Pearl River delta region. The Group generally pays such agents a commission of 4% – 5% of the relevant cargo freight rate for domestic and international services, respectively.

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
     To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club”, and the “Egret Mileage Plus”. By the end of 2005, the Group had approximately 4,055,600 members under these programs.
     Regulation
     The Chinese commercial aviation industry is subject to a high degree of regulation and oversight by the CAAC. Regulations and policies issued or implemented by the CAAC encompass substantially all aspects of airline operations, including the approval of domestic, Hong Kong and Macau and international route allocation, published airfares, aircraft acquisition, jet fuel prices and standards for aircraft maintenance, airport operations and air traffic control. The Civil Aviation Law, which became effective in March 1996, provides a framework for regulation of many of these aspects of commercial aviation activities. Although China’s airlines operate under the supervision and regulation of the CAAC, they are accorded an increasingly significant degree of operational autonomy, including with respect to the application for domestic, Hong Kong and Macau and international routes, the allocation of aircraft among routes, the purchase of flight equipment, the pricing of air fares within a certain range, the training and supervision of personnel and their day-to-day operations.
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
     Hong Kong and Macau Routes. Hong Kong and Macau routes and landing rights are derived from agreements between the Chinese Government and the government of the Hong Kong SAR, and between the Chinese Government and the government of Macau SAR. Such rights are allocated by the CAAC among the four Chinese airlines permitted to fly to Hong Kong or Macau. The Group understands that the criteria for determining whether a Hong Kong and Macau route will be allocated to a particular airline, include market demand, the ability of the airline to service the route and the appropriateness of the airline’s aircraft for such route.

     A number of Hong Kong routes are operated by Chinese airlines on a “charter” flight basis. Permission to operate these flights is in theory subject to monthly review by the CAAC and the Hong Kong Civil Aviation Department. The CAAC has informally indicated that it primarily considers market demand and airline capability in granting permission for such flights.
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
     Published air fares of Chinese airlines for the Hong Kong and Macau routes are determined by the CAAC and the relevant civil aviation authorities in Hong Kong or Macau, subject to consultation between the relevant Chinese airlines and Hong Kong or Macau airlines. Airlines may offer discounts on flights on their Hong Kong regional routes.
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
     Chinese Airport Policy
     The CAAC supervises and regulates all civilian airports in China. The local government of the PRC manages the administration of most civilian airports in China, including the new Baiyun International Airport as of 2005, with limited exceptions. Airports in China are also subject to regulation and ongoing review by the CAAC, which determines take-off and landing charges, as well as charges for the use of airports and airport services.
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

     In the Chinese aviation industry, the three dominant airlines are the Group, Air China and China Eastern Airlines (“China Eastern”). In 2005, these three airlines together controlled approximately 74.84% of the commercial aviation market in China as measured by passengers carried.
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

					Total traffic
	Passenger carried		Cargo and Mail Carried (tons)		(ton kilometers)
	Industry	Group’s	Industry	Group’s	Industry	Group’s
Year	Total	Share	Total	Share	Total	Share
	(in million)	(% of total)	(in thousand)	(% of total)	(in billion)	(% of total)
1999	60.9	24.8	1,704	22.9	10.6	18.9
2000	67.2	24.9	1,967	22.5	12.3	20.0
2001	75.2	25.4	1,709	23.3	14.1	21.5
2002	85.9	25.0	2,021	23.3	16.5	21.9
2003	87.6	23.4	2,190	21.2	17.1	20.8
2004	121.2	23.3	2,770	19.7	23.1	20.2
2005	138.3	31.8	3,067	25.3	26.1	27.9
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

     The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China, based on passenger volume, in 2005.

		Cargo and Mail
	Passenger carried	Carried	Departing flight
Airport	(% of total)	(% of total)	(% of total)
Beijing	19.14%	19.06%	17.95%
Shanghai Pudong	9.86%	5.13%	10.38%
Guangzhou	54.71%	45.10%	53.75%
Shanghai Hongqiao	18.18%	18.41%	16.95%
Shenzhen	33.08%	31.59%	29.98%
Chengdu	13.99%	17.07%	10.72%
Kunming	21.71%	18.27%	18.24%
Hangzhou	38.31%	32.91%	35.00%
Xian	14.75%	19.69%	10.18%
Haikou	30.26%	33.19%	23.73%
     The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at 8 busiest airports in southern and central China (excluding Guangzhou, Shenzhen and Haikou, which are included in the table above), based on passenger volume, in 2005.

		Cargo and Mail
	Passenger carried	Carried	Departing flight
Airport	(% of total )	(% of total)	(% of total)
Changsha	51.60%	71.54%	47.39%
Wuhan Tianhe	39.60%	43.56%	33.79%
Guilin	38.90%	38.26%	38.69%
Sanya	43.45%	29.70%	40.33%
Zhengzhou	71.79%	61.78%	59.17%
Nanning	43.60%	40.67%	35.27%
Zhang Jia Jie	40.45%	80.56%	38.33%
Shantou	81.64%	80.67%	69.55%
     Hong Kong and Macau Routes
     The Group dominates the routes operated by Chinese airlines between Hong Kong and Macau and China. In 2005, the Group operated an average of more than 17,807 “charter” and other scheduled flights per week between China and Hong Kong or Macau, accounting for approximately 34.4% of the total number of passengers carried by all Chinese airlines on the Hong Kong and Macau routes. The Group believes that the routes on which it operates “charter” flights are among its highest yielding routes, primarily because the Group faces limited competition on such routes and is consequently less subject to downward pricing pressures. Dragon Air, which is a Hong Kong-based airline, competes with the Group on many of the Group’s Hong Kong and Macau routes.
     Air Macau Group Ltd. (“Air Macau”), a Macau-based airline, started to operate routes in 1996 between Macau and China, including destinations such as Beijing, Shanghai, Xiamen and Wuhan. Air Macau also operates routes between Macau and Taiwan, including flights which allow passengers to travel between Taiwan and China through Macau. The air fares on some of Air Macau’s routes are significantly less than air fares on comparable routes of the Group. Air Macau’s routes provide an alternative to and compete with the Group’s Hong Kong and Macau routes for passengers travelling between Taiwan and China.
     International Routes
     The Group competes with Air China, China Eastern and many well-established foreign airlines on its international routes. Most of these international competitors have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than the Group. In addition, the public’s perception of the safety and service records of Chinese airlines may adversely affect the Group’s ability to compete against its Hong Kong and Macau and international competitors. Many of the Group’s international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of the Group, or engage in promotional activities that may enhance their ability to attract international passengers.

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
     Airline Subsidiaries
     The Airline Subsidiaries are joint ventures established by the Company and local companies in the provinces or special economic zones where the Airline Subsidiaries are based and are engaged in providing airline and related services. Except for Guangxi Airlines, of which the Company has 95% equity interest, the Company owns 60% equity interest in each of the remaining Airline Subsidiaries.
     As of December 31, 2005, Xiamen Airlines operated under its own “MF” code a fleet of 34 aircraft on 96 domestic routes, 9 international route and 7 Hong Kong and Macau routes. In 2005, Xiamen Airlines carried a total of about 6.92 million passengers, or approximately 15.7% of the passengers carried by the Group in that year, and had RMB4,852 million in operating revenue.
     As of December 31, 2005, Shantou Airlines operated under the Group’s “CZ” code 6 aircraft on 12 domestic routes, 1 international route and 1 Hong Kong and Macau route. In 2005, Shantou Airlines carried a total of about 1.17 million passengers, or 2.7% of the passengers carried by the Group in that year. Total operating revenue of Shantou Airlines for the year ended December 31, 2005 was RMB844 million.
     As of December 31, 2005, Guangxi Airlines operated under the “CZ” code 5 aircraft on 15 domestic routes, 4 international routes and 2 Hong Kong and Macau routes. In 2005, Guangxi Airlines carried a total of about 1.03 million passengers, or 2.3% of the total number of passengers carried by the Group in that year. Total operating revenue of Guangxi Airlines for the year ended December 31, 2005 was RMB722 million.
     As of December 31, 2005, Zhuhai Airlines operated under the “CZ” code 5 aircraft on 10 domestic routes. In 2005, Zhuhai Airlines carried a total of about 834,000 passengers, or approximately 1.9% of the total number of passengers carried by the Group in that year. Total operating revenue of Zhuhai Airlines for the year ended December 31, 2005 was RMB719 million.
     As of December 31, 2005, Guizhou Airlines operated under the “CZ” code 6 aircraft on 14 domestic routes. In 2005, Guizhou Airlines carried a total of about 1.34 million passengers, or approximately 3.0% of the total number of passengers carried by the Group in 2005. Total operating revenue of Guizhou Airlines was approximately RMB882 million for the year ended December 31, 2005.
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
     Under Chinese law, civil liability of Chinese airlines for injuries suffered by passengers on domestic flights is limited to RMB70,000 (approximately US$8,455) per passenger. Under the Convention for the Unification of Certain Rules Relating to International Transportation by Air of 1929 (as amended by the protocol of 1955, the “Warsaw Convention”), unless a separate agreement has been entered into between China and a specific country, civil liability for injuries suffered by passengers on international flights is limited to US$135,000 per passenger. The Group believes that it maintains adequate insurance coverage for the maximum civil liability that can be imposed in respect of injuries to passengers under Chinese law, the Warsaw Convention or any separate agreement applicable to the Group.
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
Organizational Structure
     The following chart illustrates the corporate structure of the Group as of year end 2005 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, affiliated companies and jointly controlled entities.
Note a: Another 26% ownership interest is held by CSA’s subsidiaries.

     The particulars of the Company’s principal subsidiaries as of December 31, 2005 are as follows:

	Place and date of
	establishment	Proportion of ownership
Name of company	/operation	interest held by the Company
Guangxi Airlines Company Limited	PRC April 28, 1994	95
Southern Airlines (Group) Shantou Airlines Company Limited	PRC July 20, 1993	60
Zhuhai Airlines Company Limited	PRC May 8, 1995	60
Xiamen Airlines Company Limited	PRC August 11, 1984	60
Guizhou Airlines Company Limited	PRC November 12, 1991	60
Guangzhou Air Cargo Company Limited	PRC March 31, 2004	70
Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	75
China Southern West Australian Flying College Pty Ltd.	Australia January 26, 1971	65
Guangzhou Baiyun International Logistic Company Ltd	PRC July 23, 2002	61
Xinjiang Civil Aviation Property Management Limited	PRC February 12, 2002	51.8
Affiliated Companies and Jointly Controlled Entities
     The particulars of the Group’s principal affiliated companies and jointly controlled entity as of December 31, 2005 are as follows:

		Proportion of ownership
	Place and date of	interest held by
	establishment	Group
Name of company	/operation	effective interest	The Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Company Limited	PRC October 28, 1989	50	50	—
China Southern Airlines Group Finance Company Limited	PRC June 28, 1995	49.3	32	26
Sichuan Airlines Corporation Limited	PRC August 28, 2002	39	39	—
China Postal Airlines Limited	PRC November 25, 1996	49	49	—
MTU Maintenance Zhuhai Co. Ltd	PRC April 6, 2001	50	50	—
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC July 10, 2002	51	51	—
Beijing Southern Airlines Ground Service Company Limited	PRC April 1, 2004	50	50
     Certain of the Company’s subsidiaries, affiliated companies and jointly controlled entities are PRC joint ventures which have limited duration pursuant to PRC law.
Property, Plant and Equipment
     For a discussion of the Group’s aircraft, see Item 4, “Information on the Company — History and development of the Company — Aircraft Fleet.”

     The Group’s headquarters in Guangzhou occupy an area of approximately 149,000 square meters of land and a total gross floor area of approximately 149,000 square meters. The Group leases from CSAHC the land in Guangzhou on which the Group’s headquarters and other facilities are located. The Group also leases from CSAHC certain buildings at the Wuhan and Haikou airports.
     The Company’s principal properties are located at its headquarters site and at its route bases. The following table sets forth certain information with respect to the Company’s properties at its headquarters in Guangzhou and certain route bases as of the date hereof.

	Land		Buildings
	(in square meters)		(in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	9,797	80,809	514,957	1,755
Shenzhen	208,740	—	54,093	—
Zhuhai	170,062	—	18,791	—
Changsha	138,949	—	47,190	—
Zhengzhou	290,841	—	60,582	—
Haikou	5,265	—	63,570	19,633
Wuhan	—	31,061	17,335	—
Nanyang	—	—	12,156	—
The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land		Buildings
	(in square meters)		(in square meters)
	Owned	Leased	Owned	Leased
Xiamen	451,121	—	355,038	12,509
Shantou	36,931	55,407	40,624	—
Zhuhai	68,186	—	54,398	2,135
Guilin	72,563	—	73,379	139
Guizhou	259,879	—	93,390	3,533
     As systems for registration and transfer of land use rights and related real property interests in China have been implemented relatively recently, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Group’s headquarters and other facilities are located and the buildings that the Group uses at its route base in Wuhan and Haikou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by the Group that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair the ability of the Group to dispose of or mortgage such land use rights and buildings.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
     The following discussion and analysis should be read in conjunction with the Financial Statements of the Group contained elsewhere in this Annual Report. The Group maintains its books and accounts in accordance with PRC Accounting Rules and Regulations (“PRC GAAP”) and prepares its financial statements in accordance with both PRC GAAP and IFRS. The Financial Statements contained elsewhere in this Annual Report have been prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Note 51 to the Financial Statements.
     Certain IFRS comparative figures have been restated as a result of the changes in accounting policies. For details, please refer to item 3.

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
     Revenue Recognition
     The Group records sales of passenger, cargo and mail tickets as “Sales in advance of carriage”, a current liability, on the consolidated balance sheet. Passenger, cargo and mail revenues are recognized and the related current liability is reduced when the transportation is provided. Sales in advance of carriage therefore represents ticket sold for future travel dates and estimated future refunds and exchanges of tickets sold for past travel dates. The Group’s balance of sales in advance of carriage as of December 31, 2005 was RMB1,413 million.
     Property, plant and equipment
     The Group has approximately RMB54,266 million fixed assets as of December 31, 2005. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections, including the estimation of useful lives and residual values and when necessary, impairment charges.
     There were no significant changes to the original estimated useful lives or residual values of the property, plant and equipment of the Group during 2003, 2004 and 2005. The Group records aircraft at acquisition cost. Depreciable life is determined through economic analysis, reviewing existing fleet plans, recommendations from manufacturers and comparing estimated lives to other airlines that operate similar fleets. Residual values are estimated based on our historical experience with regards to the sale of aircraft and are established in conjunction with the estimated useful lives of the aircraft. Residual values are based on current dollars when the aircraft are acquired and typically reflect asset values that have not reached the end of their physical life. Both depreciable lives and residual values are reviewed periodically to recognize changes in our fleet plan and changes in conditions.
     In addition, the Group evaluates fixed assets used in operations for impairment. Under IFRS, if circumstances indicate that the net book value of an asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The amount of impairment loss is the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, the Group utilizes certain assumptions, including, but not limited to: (i) estimated fair market value of the assets, and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Group’s operations and estimated residual values. The Group will use all readily available information in determining an amount that is a reasonable approximation of recoverable amounts, including estimates based on industry trends and reference to market rates and transactions. Changes to the above estimates may have a material effect on the Group’s Financial Statements. As of December 31, 2005, based on the result of evaluation, the Group considered that no impairment is required. Under U.S. GAAP, property, plant, and equipment of the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2003, the impairment losses of RMB510 million was recognized on certain aircraft of CNA.
     Impairment loss for doubtful accounts
     The Group maintains an impairment loss for doubtful accounts for estimated losses resulting from the inability of the debtors to make required payments. The Group bases the estimates of future cash flows on the ageing of the trade receivables balance, debtors’ credit-worthiness, and historical write-off experience. If the financial condition of the debtors were to deteriorate, actual write-offs would be higher than estimated.
     Movements in impairment losses for doubtful accounts are as follows:

	Year ended December 31,
	2004	2005
	RMB	RMB
At January 1	70	92
Impairment losses for bad and doubtful accounts	27	—
Through the CNA/XJA Acquistions	44	—
Bad and doubtful accounts written off	(49)	(48)
At December 31	92	44

Overview
     As a result of the growth in airline market, and acquisition of the airline operations and related assets of China Northern Airlines Company (“CNA”) and Xinjiang Airlines Company (“XJA”), the Group’s business benefited from the increase of transport capacity, passenger volume and cargo and mail carried. Nevertheless, the Group is facing pressure on its operation due to continuing increase of jet fuel cost and intensified competition.
     With effect from July 21, 2005, China began to adopt a managed floating exchange rate system based on market supply and demand of currencies, which is subject to adjustments with reference to a basket of currencies. The exchange rate of Renminbi (“RMB”) would no longer be pegged to the US dollar only and a more flexible exchange rate system was established. The exchange rate of U.S. dollar and RMB was at USD1.00: RMB8.11. Because the Group finances its aircraft acquisitions mainly through finance leases or bank loans in U.S. dollars, and there are a substantial amount of transactions and obligations denominated in U.S. dollars in relation to its global purchase of jet fuel, lease and purchase of aviation equipment as well as major repairs, in addition to the landing fees of its international flights in the airports of other countries, the Group benefited from the RMB appreciation. RMB appreciation has brought a one-off exchange gain to the Group and reduced its operating costs which are denominated in foreign currencies. On the other hand, RMB appreciation will also present the Group with a challenge in price competition in international route operations.
     According to the Notice of the National Development and Reform Commission (“NDRC”) and the Civil Aviation Administration of China (“CAAC”) on Issues Relating to Introduction of the Fuel Surcharge for Domestic Routes, domestic airlines imposed fuel surcharges for all the domestic routes (excluding those from the mainland PRC to Hong Kong and Macau) with effect from August 1, 2005 (based on flight time). On February 16, 2006, the NDRC and CAAC released a supplementary document on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, stating that due to the rising jet fuel price, the period of imposition of fuel surcharge by airlines was extended. On March 28, 2006, the NDRC and CAAC released another supplementary document on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, thereby adjusting the amount of fuel surcharges from RMB20 to RMB30 per passenger for distance flown being less than 800 kilometres, and from RMB40 to RMB60 for distance exceeding 800 kilometres, during the period temporarily from April 10, 2006 to October 10, 2006. The introduction of fuel surcharge and the extension of the duration of the same will help relieve, to a certain extent, the burden of high jet fuel cost on the Group.
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
     Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses is fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Group recognized a net exchange loss of RMB59 million and net exchange gain of RMB1,220 million in 2004 and 2005, respectively. These amounts represented mainly unrealized exchange differences resulting from the retranslation of the foreign currency borrowings.
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
Certain Financial Information and Operating Data by Geographic Region
     The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2003, 2004 and 2005:

	Year ended			2004 vs. 2003	2005 vs. 2004
	December 31,			% increase/	% increase/
	2003	2004	2005	(decrease)	(decrease)
Traffic
RPK (million)
Domestic	21,294	29,121	51,472	36.8	76.8
Hong Kong and Macau	778	1,203	1,549	54.6	28.8
International	4,315	6,872	8,902	59.3	29.5
Total	26,387	37,196	61,923	41.0	66.5
RTK (million)
Domestic	2,424	3,206	5,571	32.3	73.8
Hong Kong and Macau	78	120	159	53.8	32.5
International	1,059	1,337	1,554	26.3	16.2
Total	3,561	4,663	7,284	30.9	56.2
Passengers carried (thousand)
Domestic	18,259	25,002	39,545	36.9	58.2
Hong Kong and Macau	1,019	1,394	1,556	36.8	11.6
International	1,192	1,811	3,018	51.9	66.6
Total	20,470	28,207	44,119	37.8	56.4
Cargo and mail carried (thousand tons)
Domestic	379	442	639	16.6	44.6
Hong Kong and Macau	12	15	19	25.0	26.7
International	73	88	117	20.5	33.0
Total	464	545	775	17.5	42.2

	Year ended			2004 vs. 2003	2005 vs. 2004
	December 31,			% increase/	% increase/
	2003	2004	2005	(decrease)	(decrease)
Capacity
ASK (million)
Domestic	32,590	41,330	72,107	26.8	74.5
Hong Kong and Macau	1,347	1,896	2,656	40.8	40.1
International	6,930	10,543	13,598	52.1	29.0
Total	40,867	53,769	88,361	31.6	64.3
ATK (million)
Domestic	3,772	4,773	8,352	26.5	75.0
Hong Kong and Macau	150	211	315	40.7	49.3
International	1,999	2,462	2,842	23.2	15.4
Total	5,921	7,446	11,509	25.8	54.6
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	65.3	70.5	71.4	8.0	1.3
Hong Kong and Macau	57.8	63.4	58.3	9.7	(8.0)
International	62.3	65.2	65.5	4.7	0.5
Overall	64.6	69.2	70.1	7.1	1.3
Overall load factor (RTK/ATK) (%)
Domestic	64.2	67.2	66.7	4.7	(0.7)
Hong Kong and Macau	52.2	56.9	50.4	9.0	(11.4)
International	53.0	54.3	54.7	2.5	0.7
Overall	60.1	62.6	63.3	4.2	1.1
Yield
Yield per RPK (RMB)
Domestic	0.57	0.58	0.55	1.8	(5.2)

	Year ended			2004 vs. 2003	2005 vs. 2004
	December 31,			% increase/	% increase/
	2003	2004	2005	(decrease)	(decrease)
Hong Kong and Macau	0.96	0.92	0.77	(4.2)	(16.3)
International	0.47	0.46	0.56	(2.1)	21.7
Overall	0.57	0.57	0.55	—	(3.5)
Yield per RTK (RMB)
Domestic	5.40	5.53	5.30	2.4	(4.2)
Hong Kong and Macau	10.35	9.83	8.18	(5.0)	(16.8)
International	2.90	3.31	4.24	14.1	28.1
Overall	4.76	5.01	5.14	5.3	2.6
Financial IFRS
Passenger revenue (RMB million)
Domestic	12,242	16,869	28,182	37.8	67.1
Hong Kong and Macau	750	1,104	1,194	47.2	8.2
International	2,018	3,127	4,952	55.0	58.4
Total	15,010	21,100	34,328	40.6	62.7
Cargo and mail revenue (RMB million)	1,955	2,244	3,091	14.8	37.7
U.S. GAAP
Passenger revenue (RMB million)
Domestic	18,679	24,773	28,182	32.6	13.8
Hong Kong and Macau	781	1,151	1,194	47.4	3.7
International	2,978	4,519	4,952	51.7	9.6
Total	22,438	30,443	34,328	35.7	12.8
Cargo and mail revenue (RMB million)	2,459	2,792	3,091	13.5	10.7
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
     2005 Compared with 2004
     The loss for 2005 attributable to equity shareholders of the Company is RMB1,848 million, as compared to a loss of RMB48 million for 2004. The scale of operations increased as a result of acquisition of the airline operations and related assets of CNA and XJA on December 31, 2004. The Group’s operating revenue increased by RMB14,319 million or 59.7% from RMB23,974 million in 2004 to RMB38,293 million in 2005. Passenger load factor increased by 0.9 percentage point from 69.2% in 2004 to 70.1% in 2005. Passenger yield (in passenger revenue per RPK) decreased slightly by 3.5% to RMB0.55. Average yield (in traffic revenue per RTK) increased by 2.6% from RMB5.01 in 2004 to RMB5.14 in 2005. Operating expenses increased by RMB16,533 million or 71.7% from RMB23,065 million in 2004 to RMB39,598 million in 2005. As the increase in operating revenue is smaller than the increase in operating expenses, operating profit decreased by 243.6% from an operating profit of RMB909 million in 2004 to an operating loss of RMB1,305 million in 2005. The Group’s net non-operating expenses decreased by 20.5%, from RMB689 million in 2004 to RMB548 million in 2005, mainly attributable to the combined effect of increase in exchange gain of RMB1,279 million, increase in interest expense of RMB925 million and a decrease in share of results of associates of RMB295 million.
Operating revenue
     Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 97.7% and 97.4% of total operating revenue in 2005 and 2004 respectively. Passenger revenue and, cargo and mail revenue accounted for 91.7% and 8.3% respectively of total traffic revenue in 2005. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.
     Operating revenue increased by 59.7% from RMB23,974 million in 2004 to RMB38,293 million in 2005. The increase was primarily due to a 62.7% rise in passenger revenue from RMB21,100 million in 2004 to RMB34,328 million in 2005 resulting from increased traffic volume. The total number of passengers carried increased by 56.4% to 44.12 million passengers and the ASKs increased by 64.3% to 88,361 million in 2005. The increase in 2005 compared to 2004 was attributable to the general increasing traffic demand in the PRC airline market and deliveries of 108 aircraft during 2005 which caused an increase in passenger capacity of 68.1%.

Passenger yield decreased slightly by RMB0.02. RPKs increased by 66.5% from 37,196 million in 2004 to 61,923 million in 2005, primarily as a result of the increase in passengers carried.
     Domestic passenger revenue, which accounted for 82.1% of the total passenger revenue in 2005, increased by 67.1% from RMB16,869 million in 2004 to RMB28,182 million in 2005. Domestic passenger traffic in RPKs increased by 76.8%, mainly due to an increase in passengers carried. Domestic passenger yield decreased slightly by RMB0.03 to RMB0.55 in 2005.
     Hong Kong and Macau passenger revenue, which accounted for 3.5% of total passenger revenue, increased by 8.2% from RMB1,104 million in 2004 to RMB1,194 million in 2005. For Hong Kong and Macau flights, passenger traffic in RPKs increased by 28.8%, while passenger capacity in ASKs increased by 40.1%, resulting in a 5.1 percentage point decrease in passenger load factor from 2004. Passenger yield decreased from RMB0.92 in 2004 to RMB0.77 in 2005 mainly due to intensified competition among airlines.
     International passenger revenue, which accounted for 14.4% of total passenger revenue, increased by 58.4% from RMB3,127 million in 2004 to RMB4,952 million in 2005. For international flights, passenger traffic in RPKs increased by 29.5%, while passenger capacity in ASKs increased by 29.0%, resulting in a 0.3 percentage point rise in passenger load factor from 2004. Passenger yield increased by 21.7% from RMB0.46 in 2004 to RMB0.56 in 2005 mainly resulted from higher ticket price and the increases in traffic derived from short haul routes which generally had a higher yield than long haul routes.
     Cargo and mail revenue, which accounted for 8.3% of the Group’s total traffic revenue and 8.1% of total operating revenue, increased by 37.7% from RMB2,244 million in 2004 to RMB3,091 million in 2005. The increase was attributable to the increasing traffic demand.
     Other operating revenue increased by 38.7% from RMB630 million in 2004 to RMB874 million in 2005. The increase was primarily due to the general growth in income from various auxiliary operations.
     Operating expenses
     Total operating expenses in 2005 amounted to RMB39,598 million, representing an increase of 71.7% or RMB16,533 million over 2004, primarily due to the total effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 96.2% in 2004 to 103.4% in 2005.
     Flight operations expenses, which accounted for 49.0% of total operating expenses, increased by 86.2% from RMB10,418 million in 2004 to RMB19,394 million in 2005, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses and labour costs for flight personnel. Jet fuel costs, which accounted for 61.5% of flight operations expenses, increased by 97.2% from RMB6,050 million in 2004 to RMB11,929 million in 2005 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 50.0% from RMB1,665 million in 2004 to RMB2,497 million in 2005 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 69.6% from RMB705 million in 2004 to RMB1,196 million in 2005 due to the increase in number of passengers carried. Aircraft insurance costs decreased by 43.2% from RMB185 million in 2004 to RMB105 million in 2005, mainly because of the decrease in insurance premiums in 2005. Labour costs for flight personnel increased by 57.8% from RMB1,026 million in 2004 to RMB1,619 million in 2005, largely due to the increase in flying hours and allowance standard.
     Maintenance expenses which accounted for 11.6% of total operating expenses, increased by 32.7% from RMB3,459 million in 2004 to RMB4,589 million in 2005. The increase was mainly attributable to the fleet expansion in recent years.
     Aircraft and traffic servicing expenses, which accounted for 14.5% of total operating expenses, increased by 64.4% from RMB3,503 million in 2004 to RMB5,759 million in 2005. The increase primarily resulted from a 51.8% rise in landing and navigation fees from RMB3,222 million in 2004 to RMB4,891 million in 2005, due to an increase in number of landing and takeoffs.

     Promotional and marketing expenses, which accounted for 7.0% of total operating expenses, increased by 43.3% from RMB1,940 million in 2004 to RMB2,780 million in 2005. The increase was mainly resulted from the increase in sales volume, resulting in a 41.5% increase in sales commission expenses from RMB1,062 million in 2004 to RMB1,503 million in 2005.
     General and administrative expenses, which accounted for 6.2% of the total operating expenses, increased by 85.7% from RMB1,323 million in 2004 to RMB2,457 million in 2005. This was mainly attributable to increased scale of operations.
     Depreciation and amortisation, which accounted for 11.2% of total operating expenses, increased by 84.0% from RMB2,413 million in 2004 to RMB4,440 million in 2005, mainly resulting from the additional depreciation charge on aircraft delivered in 2004 and 2005.
     Operating(loss))/Profit
     There is an operating loss of RMB1,305 million in 2005 as compared to an operating profit of RMB909 million in 2004. This was mainly because operating revenue increased by RMB14,319 million or 59.7% in 2005 while operating expenses increased by RMB16,533 million or 71.7% in the same period.
     Non-operating income/(expenses)
     Interest expense increased by 133.9% from RMB691 million in 2004 to RMB1,616 million in 2005, mainly due to the increase in loans and lease obligations and interest rate. Interest income increased by 150.0% from RMB22 million in 2004 to RMB55 million in 2005, mainly attributable to the increase of interest rate.
     During 2005, the Group recorded a net exchange gain of RMB1,220 million (2004: Net exchange loss of RMB59 million) mainly resulted from Renminbi appreciation in July 2005. Such amount represents mainly unrealised translation exchange gain, resulting from exchange gains on translated year end foreign currency denominated liabilities, rather than foreign exchange transactions incurred during the year.
     Taxation
     The statutory income tax rate in the PRC is 33%. Except for certain branches and subsidiaries, the Company and its subsidiaries are entitled to enjoy a preferential tax rate of 15% pursuant to approval documents issued by the relevant tax authorities.
     In 2005, the Group recorded an income tax benefit of RMB7 million and actual effective tax rate was 0.4% while the Group’s enacted tax rate is 15%. The difference is mainly due to the fact that a portion of tax loss is not recognized, the deferred tax effect of which is RMB135 million. In 2004, income tax expense of RMB65 million was recorded and actual effective tax rate was 30% while the Group’s enacted tax rate in 2004 was 15%. The difference is mainly due to the tax effect of non-deductible expenses of RMB29 million.
     2004 Compared with 2003
     The Group recorded a net loss of RMB48 million attributable to equity shareholder for 2004, as compared to a net loss of RMB358 million attributable to equity shareholder for 2003. The Group’s operating revenue increased by RMB6,504 million or 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. Passenger load factor increased by 4.6 percentage point from 64.6% in 2003 to 69.2% in 2004. Passenger yield (in passenger revenue per RPK) remain steady and at RMB0.57 in both years. Average yield (in traffic revenue per RTK) increased by 5.3% from RMB4.76 in 2003 to RMB5.01 in 2004. Operating expenses increased by RMB6,051 million or 35.6% from RMB17,014 million in 2003 to RMB23,065 million in 2004. As operating revenue increased more than operating expenses, operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. The Group’s net non-operating expenses decreased by 30.1%, from RMB967 million in 2003 to RMB676 million in 2004, mainly attributable to a decrease in unfavourable movement in foreign exchange differences of RMB105 million and a decrease in interest expense of RMB133 million. Overall, the Group recorded a net loss of RMB48 million in 2004, as compared to a net loss of RMB358 million in 2003.
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
     Operating revenue increased by 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. This increase was primarily due to a 40.6% rise in passenger revenue from RMB15,010 million in 2003 to RMB21,100 million in 2004 resulting from increased traffic volume. The PRC airline industry has fully recovered from the outbreak of severe acute respiratory syndrome (“SARS”) in China since August 2003. Coupling with the continued growth in domestic economic conditions, the aviation traffic volume in China attained a new highest record in 2004. The total number of passengers carried increased by 37.8% to 28.2 million passengers in 2004. The increase in 2004 compared to 2003 was attributable to the general increasing traffic demand in the PRC airline market and deliveries of 20 aircraft (excluding effect of CNA/XJA Acquisitions) during 2004 which caused an increase in passenger capacity of 31.6%. RPKs increased by 41.0% from 26,387 million in 2003 to RMB37,196 million in 2004, primarily as a result of an increase in passengers carried. Passenger yield remained constant at RMB0.57.
     Domestic passenger revenue, which accounted for 79.9% of the total passenger revenue in 2004, increased by 37.8% from RMB12,242 million in 2003 to RMB16,869 million in 2004. Domestic passenger traffic in RPKs increased by 36.8%, mainly due to an increase in passengers carried. Passenger yield remained steady in 2004 and at RMB0.58. Included in the 2004 domestic passenger revenue was fuel surcharge imposed on domestic flights of approximately RMB281 million (2003: RMB716 million). Excluding the effect of fuel surcharge revenue, the passenger yield increased from RMB0.54 in 2003 to RMB0.57 in 2004 as a combined result of the growth in traffic demand and fleet expansion during 2004.
     Hong Kong passenger revenue, which accounted for 5.3% of total passenger revenue, increased by 47.2% from RMB750 million in 2003 to RMB1,104 million in 2004. For Hong Kong regional flights, passenger traffic in RPKs increased by 54.6%, while passenger capacity in ASKs increased by 40.8%, resulting in a 5.6 percentage point increase in passenger load factor from 2003. Passenger yield decreased from RMB0.96 in 2003 to RMB0.92 in 2004 mainly due to intensified competition among airlines. Included in 2004 Hong Kong passenger revenue was fuel surcharge imposed on Hong Kong regional flights of approximately RMB67 million (2003: RMB24 million). Excluding the effect of fuel surcharge revenue, the passenger yield decreased from RMB0.93 in 2003 to RMB0.86 in 2004.
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
     In 2003, the Group recorded an income tax benefit of RMB334 million resulting from reduction in net deferred taxation liability balance of RMB392 million. In 2004, income tax expense of RMB65 million was recorded.
     Minority interests
     Minority interests increased by 18.7% from RMB171 million in 2003 to RMB203 million in 2004, primarily reflecting the increased net profits earned by certain of the Group’s airline subsidiaries for the year.
Additional information under U.S. GAAP
     2005 Compared with 2004
     The loss for 2005 attributable to equity shareholders of the Company is RMB1,530 million, as compared to an income of RMB239 million for 2004. The scale of operations increased as a result of acquisition of the airline operations and related assets of CNA and XJA on December 31, 2004. The Group’s operating revenue increased by RMB4,128 million or 12.1% from RMB34,165 million in 2004 to RMB38,293 million in 2005. Passenger load factor increased by 1.2 percentage point from 68.9% in 2004 to 70.1% in 2005. Passenger yield (in passenger revenue per RPK) decreased slightly by 3.1% to RMB0.55. Average yield (in traffic revenue per RTK) decreased by 1.6% from RMB5.22 in 2004 to RMB5.14 in 2005. Operating expenses increased by RMB7,097 million or 22.0% from RMB32,288 million in 2004 to RMB39,385 million in 2005. As the increase in operating revenue is smaller than the increase in operating expenses, operating income decreased by 158.2% from an operating profit of RMB1,877 million in 2004 to an operating loss of RMB1,092 million in 2005. The Group’s net non-operating expenses decreased by 60.8%, from RMB1,184 million in 2004 to RMB464 million in 2005, mainly attributable to the combined effect of increase in exchange gain of RMB1,344 million, increase in interest expense of RMB405 million and a decrease in share of results of associates of RMB280 million.
     Operating revenue
     Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 97.7% and 97.3% of total operating revenue in 2005 and 2004 respectively. Passenger revenue and, cargo and mail revenue accounted for 91.7% and 8.3% and 91.6% and 8.4% respectively of total traffic revenue in 2005 and 2004 respectively. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.
     Operating revenue increased by 12.1% from RMB34,165 million in 2004 to RMB38,293 million in 2005. The increase was primarily due to a 12.8% rise in passenger revenue from RMB30,443 million in 2004 to RMB34,328 million in 2005 resulting from increased traffic volume. The total number of passengers carried increased by 14.0% to 44.12 million passengers and the ASKs increased by 14.3% to 88,361 million in 2005. The increase in 2005 compared to 2004 was attributable to the general increasing traffic demand in the PRC airline market and deliveries of 30 aircraft during 2005 which caused an increase in passenger capacity of 12.4%. RPKs increased by 16.3% from 53,233 million in 2004 to RMB61,923 million in 2005, primarily as a result of the increase in passengers carried. Passenger yield decreased slightly by RMB0.02 to RMB0.55.
     Domestic passenger revenue, which accounted for 82.1% of the total passenger revenue in 2005, increased by 13.8% from RMB24,773 million in 2004 to RMB28,182 million in 2005. Domestic passenger traffic in RPKs increased by 17.8%, mainly due to an increase in passengers carried. Domestic passenger yield decreased slightly by RMB0.02 to RMB0.55 in 2005.

     Hong Kong and Macau passenger revenue, which accounted for 3.5% of total passenger revenue, increased by 3.7% from RMB1,151 million in 2004 to RMB1,194 million in 2005. For Hong Kong and Macau flights, passenger traffic in RPKs increased by 18.5%, while passenger capacity in ASKs increased by 26.5%, resulting in a 4.0 percentage point decrease in passenger load factor from 2004. Passenger yield decreased from RMB0.88 in 2004 to RMB0.77 in 2005 mainly due to intensified competition among airlines.
     International passenger revenue, which accounted for 14.4% of total passenger revenue, increased by 9.6% from RMB4,519 million in 2004 to RMB4,952 million in 2005. For international flights, passenger traffic in RPKs increased by 8.3%, while passenger capacity in ASKs increased by 5.4%, resulting in a 1.8 percentage point rise in passenger load factor from 2004. Passenger yield increased by 1.1% from RMB0.55 in 2004 to RMB0.56 in 2005.
     Cargo and mail revenue, which accounted for 8.3% of the Group’s total traffic revenue and 8.1% of total operating revenue, increased by 10.7% from RMB2,792 million in 2004 to RMB3,091 million in 2005. The increase was attributable to the increasing traffic demand.
     Other operating revenue decreased by 6.0% from RMB930 million in 2004 to RMB874 million in 2005. The decrease was primarily due to the reduced scale of other operation.
     Operating expenses
     Total operating expenses in 2005 amounted to RMB39,385 million, representing an increase of 22.0% or RMB7,097 million over 2004, primarily due to the total effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 94.5% in 2004 to 102.9% in 2005.
     Flight operations expenses, which accounted for 48.7% of total operating expenses, increased by 27.8% from RMB15,016 million in 2004 to RMB19,183 million in 2005, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses and labour costs for flight personnel. Jet fuel costs, which accounted for 62.2% of flight operations expenses, increased by 39.4% from RMB8,555 million in 2004 to RMB11,929 million in 2005 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 12.6% from RMB2,109 million in 2004 to RMB2,375 million in 2005 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 21.2% from RMB987 million in 2004 to RMB1,196 million in 2005 due to the increase in number of passengers carried. Aircraft insurance costs decreased by 60.8% from RMB268 million in 2004 to RMB105 million in 2005, mainly because of the decrease in insurance premiums in 2005. Labour costs for flight personnel increased by 4.8% from RMB1,545 million in 2004 to RMB1,619 million in 2005, largely due to the increase in flying hours and allowance standard.
     Maintenance expenses which accounted for 11.7% of total operating expenses, increased by 0.2% from RMB4,578 million in 2004 to RMB4,589 million in 2005.
     Aircraft and traffic servicing expenses, which accounted for 14.6% of total operating expenses, increased by 20.3% from RMB4,789 million in 2004 to RMB5,759 million in 2005. The increase primarily resulted from a 10.0% rise in landing and navigation fees from RMB4,447 million in 2004 to RMB4,891 million in 2005, due to an increase in number of landing and takeoffs.
     Promotional and marketing expenses, which accounted for 7.1% of total operating expenses, increased by 6.7% from RMB2,606 million in 2004 to RMB2,780 million in 2005. The increase was mainly resulted from the increase in sales volume, resulting in a 17.0% increase in sales commission expenses from RMB1,285 million in 2004 to RMB1,503 million in 2005.
     General and administrative expenses, which accounted for 6.2% of the total operating expenses, increased by 39.7% from RMB1,759 million in 2004 to RMB2,457 million in 2005. This was mainly attributable to increased scale of operations.
     Depreciation and amortisation, which accounted for 11.2% of total operating expenses, increased by 25.1% from RMB3,523 million in 2004 to RMB4,406 million in 2005, mainly resulting from the additional depreciation charge on aircraft delivered in 2004 and 2005.

     Operating (loss)/income
     There is an operating loss of RMB1,092 million in 2005 as compared to an operating profit of RMB1,877 million in 2004. This was mainly because operating revenue increased by RMB4,128 million or 12.1% in 2005 while operating expenses increased by RMB7,097 million or 22.0% in the same period.
     Non-operating income/(expenses)
     Interest expense increased by 34.2% from RMB1,184 million in 2004 to RMB1,589 million in 2005, mainly due to the increase in loans and lease obligations and interest rate. Interest income increased by 66.7% from RMB33 million in 2004 to RMB55 million in 2005, mainly attributable to the increase of interest rate.
     During 2005, the Group recorded a net exchange gain of RMB1,220 million (2004: net exchange loss of RMB124 million) mainly resulted from Renminbi appreciation in July 2005. Such amount represented mainly unrealised translation exchange gain, resulting from exchange gains on translated year end foreign currency denominated liabilities, rather than foreign exchange transactions incurred during the year.
     Taxation
     The statutory income tax rate in the PRC is 33%. Except for certain branches and subsidiaries, the Company and its subsidiaries are entitled to enjoy a preferential tax rate of 15% pursuant to approval documents issued by the relevant tax authorities.
     Income tax benefit for the year amounted to RMB46 million and actual effective tax rate was 3% in 2005 while the Group’s enacted tax rate is 15%. The difference is mainly due to a portion of tax loss with a deferred tax effect of RMB135 million not recognized as well as the effect of change in enacted income tax rate applicable to airline operations of CNA and XJA of RMB79 million. In 2004, income tax expense of RMB261 million was recorded and actual effective tax rate was 38% while the Group’s enacted tax rate in 2004 was 15%. The difference is mainly due to the effect of change in enacted income tax rate applicable to airline operations of CNA and XJA of RMB99 million, rate differential on airline operations of CNA and XJA of RMB43 million and non-deductible expenses of RMB37 million.
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
     International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 51.7% from RMB2,978 million in 2003 to RMB4,519 million in 2004. For international flights, passenger traffic in RPKs increased by 52.8%, while passenger capacity in ASKs increased by 44.1%, resulting in a 3.6 percentage point rise in passenger load factor from 2003. Passenger yield remain steady in 2004 and at RMB0.55.
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
     Maintenance expenses which accounted for 14.2% of total operating expenses, increased by 18.1% from RMB3,878 million in 2003 to RMB4,578 million in 2004. The increase was primarily attributable to an 16.7% increase in aircraft overhaul charges from RMB2,913 million in 2003 to RMB3,399 million in 2004, which was resulted from fleet expansion in recent years.

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
     Taxation
     On 17 October, 2003, the Company’s registered address was moved to Guangzhou Economic & Technology Development Zone, Guangzhou, China. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document “Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043”, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from 1 October, 2003. As a result, the Company’s income tax rate has been changed from 33% to 15% beginning from that date. In 2003, the Group recorded an income tax benefit of RMB536 million resulting from a reduction in net deferred taxation liability balance of RMB341 million.
     The airline operations of CNA and XJA were subject to PRC income tax at 33% during 2003 and up to December 30, 2004. As a result of the CNA/XJA Acquisitions having been effective December 31, 2004, the airline operations of CNA and XJA have become divisions of the Company and are subject to PRC income tax at the applicable rate of 15% beginning that date. Consequently, the airline operations of CNA and XJA recorded an income tax benefit of RMB99 million. Overall, net income tax expenses of the airline operations of CNA and XJA amounted to RMB274 million for 2004.
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
     As of December 31, 2005, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB39,294 million to the Group. As of December 31, 2005, an approximate amount of RMB28,242 million was utilized. As of December 31, 2004 and 2005, the Group’s cash and cash equivalents totaled RMB3,083 million and RMB2,901 million, respectively.
     Net cash inflows from operating activities in 2003, 2004 and 2005 were RMB2,129 million, RMB3,596 million and RMB3,835 million, respectively.
     Net cash used in investing activities in 2003, 2004 and 2005 was RMB5,434 million, RMB8,824 million and RMB8,009 million, respectively. Cash capital expenditures in 2003, 2004 and 2005 were RMB4,707 million, RMB6,631 million and RMB4,935 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings for operations.
     Financing activities resulted in net cash inflows of RMB1,615 million, RMB6,231 million and RMB3,992 million in 2003, 2004 and 2005, respectively.
     As of December 31, 2005, the Group’s aggregate long-term debt and obligations under capital leases totaled RMB30,449 million. Based on such amount, in 2006, 2007, 2008, 2009, 2010 and thereafter, amounts payable under such debt and obligations will be RMB5,250 million, RMB7,246 million, RMB4,764 million, RMB2,812 million, RMB1,472 million and RMB8,905 million. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Hong Kong dollars, with a significant portion being fixed interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies was primarily as a result of its foreign currency debts. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.
     As of December 31, 2005, the Group’s short term bank debt was RMB14,346 million with interest rates ranging from 3.15% to 5.34% per annum. The Group’s weighted average interest rate on short-term bank notes payable was 4.83% per annum as of December 31, 2005. The primary use of the proceeds of the Group’s short-term debt is to finance working capital needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.
     Through April 19, 2006, the Group renewed certain short-term bank debts of RMB2,611 million. The renewed debts are unsecured, bear interest at floating rates ranging from 3-month HIBOR/6-month LIBOR + 0.55% to 0.60% per annum and are repayable one year from their respective renewal dates. In addition, the Group entered into new short term bank debts agreement totalling RMB2,671 million subsequent to December 31, 2005. These new short term bank debts are unsecured and bear interest at floating rates ranging from 6-month LIBOR + 0.55% to 0.70% per annum with maturities through 2008.
     From April 20, 2006 to May 31, 2006, the Group entered into additional new bank debts agreements totalling RMB3,808 million. These additional bank debts are unsecured, bear interest at floating rates ranging from 6-month LIBOR + 0.53% to 0.55% per annum and repayable one year from these respective origination dates.
     As of December 31, 2005, the Group had obligations under operating leases totaling RMB24,594 million, predominately for aircraft. Of such amount, RMB3,340 million, RMB2,881 million, RMB2,785 million, RMB2,609 million, RMB2,523 million and RMB10,456 million, respectively, was due in 2006, 2007, 2008, 2009, 2010 and thereafter.

     As of December 31, 2005, the Group had a working capital deficit of RMB25,907 million, as compared to a working capital deficit of RMB18,855 million as of December 31, 2004. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and short-term bank debt refinancings to meet its short-term liquidity and working capital needs. The increase in the Group’s working capital deficit from 2004 to 2005 was mainly because the Group sought increased short term debts to finance its aircraft acquisitions. Upon deliveries of the aircraft, the Group continued to seek renewal of its short-term debts instead of replacing such debts with long-term debts, as the interest rates for short-term debts are lower. The liquidity of the Group in the future will primarily be dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they become due and, on its ability to obtain adequate external financing to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at December 31, 2005 when they fall due during 2006. Subsequent to December 31, 2005, the Group renewed short-term debts of RMB2,611 million.
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
     As of December 31, 2005, the Group had capital commitments in 2006, 2007, 2008, 2009 and 2010 of approximately RMB8,933 million, RMB9,445 million, RMB14,437 million, RMB5,300 and RMB9,688 respectively. Of such amounts, RMB7,341 million in 2006, RMB8,945 million in 2007 and RMB14,354 million in 2008, RMB5,300 million in 2009 and RMB9,688 million in 2010 are related to the acquisition of aircraft and related flight equipment, and RMB840 million in 2006 is related to the Group’s facilities and equipment to be constructed and installed at the Guangzhou new airport. The remaining amounts of RMB752 million in 2006, RMB500 million in 2007 and RMB83 million in 2008 are related to the Group’s other airport and office facilities and equipment, overhaul and maintenance bases and training facilities.
     As of December 31, 2005, the Group undertook to make a capital contribution of approximately RMB83 million to jointly controlled entities.
     As of December 31, 2005, the cash and cash equivalents of the Group totaled RMB2,901 million. Of such balance, 20.4% was denominated in foreign currencies.
     No interim dividend was paid during the year ended December 31, 2005. The Board of Directors does not recommend the payment of a final dividend in respect of the year ended December 31, 2005.
     The Group expects that the Group’s cash from operations and short-term and long-term bank borrowings will be sufficient to meet its cash requirements in the foreseeable future.

Contractual Obligations and Commercial Commitments
     The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2005.

	As of December 31, 2005					As of December
	Payment due by period					31, 2004
		less than
	Total	1 year	1-3 years	4-5 years	After 5 years	Total
	(RMB million)
Contractual obligations
Short-term debt (Note 2)	14,346	11,735	2,611	—	—	9,925
Long-term debt	14,617	1,877	6,472	2,095	4,173	13,528
Capital lease obligations	15,832	3,373	5,538	2,189	4,732	11,743

Cash payable for CNA/ XJA Acquisitions	—	—	—	—	—	1,959

Total contractual obligations	44,795	16,985	14,621	4,284	8,905	37,155

Other commercial commitments
Operating lease commitments	24,594	3,340	5,666	5,132	10,456	12,750
Aircraft purchase commitments (Note 1)	45,628	7,341	23,299	14,988	—	11,776
Capital commitments in respect of investments in the Guangzhou new airport	840	840	—	—	—	824
Other capital commitments	1,335	752	583	—	—	700
Investing commitments	83	83	—	—	—	83

Total commercial obligations	72,480	12,356	29,548	20,120	10,456	26,133

Estimated future interest payments on short term debt and long term debt
Fixed rates	3,285	785	1,071	640	789	2,388
Variable rates	2,171	935	635	369	232	939

	5,456	1,720	1,706	1,009	1,021	3,327

Note 1 Amounts shown are net of previously paid purchase deposits.

Note 2 Short term bank debts included certain debts of RMB2,611 million which were renewed subsequent to December 31, 2005. The renewed debts are unsecured, bear interest at floating rates ranging from 3-month HIBOR/6-month LIBOR + 0.55% to 0.60% per annum and are repayable one year from their respective renewal dates.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
Directors, Senior Management and Employees
     The following table sets forth certain information concerning directors (“Directors”), senior management (“Senior Management”) and supervisors (“Supervisors”) of the Company in 2005. There were certain changes in the Company’s Directors, Senior Management and Supervisors subsequent to December 31, 2005, details of which are set forth below.

Name	Position	Gender	Age

Liu Shao Yong	Chairman of the Board	Male	48
Liu Ming Qi(1)	Vice Chairman of the Board	Male	62
Peng An Fa(2)	Director	Male	58
Wang Quan Hua	Director	Male	52
Zhao Liu An	Director	Male	58
Zhou Yong Qian(3)	Director	Male	61
Si Xian Min	Director, President	Male	49
Zhou Yong Jin(1)	Director	Male	63
Xu Jie Bo	Director, Chief Financial Officer and Vice President	Male	41
Wu Rong Nan(1)	Director	Male	64
Simon To(4)	Independent Non-executive Director	Male	55
Peter Lok	Independent Non-executive Director	Male	70
Wei Ming Hai	Independent Non-executive Director	Male	42

Name	Position	Gender	Age

Wang Zhi	Independent Non-executive Director	Male	64
Sui Guang Jun	Independent Non-executive Director	Male	45
Sun Xiao Yi	Chairman of the Supervisory Committee	Male	52
Yang Guang Hua	Supervisor	Male	53
Yang Yi Hua	Supervisor	Female	46
Li Kun(5)	Vice President	Male	46
Yuan Xin An	Vice President	Male	49
Zheng En Ren(6)	Vice President	Male	61
Hao Jian Hua	Vice President	Male	55
Ren Ji Dong(7)	Vice President	Male	41
He Zong Kai(7)	Vice President	Male	55
Liu Qian	Chief Pilot	Male	40
Su Liang	Company Secretary	Male	44
Chen Wei Hua	General Counsel	Male	40

(1)	The resignation of Liu Ming Qi, Zhou Yong Jin and Wu Rong Nan as Directors due to their retirement was approved at the first and second extraordinary general meetings of the Company on December 16, 2005.

(2)	The removal of Peng An Fa as Director of the Company owing to suspicion that he had committed a crime was discussed and approved at the first extraordinary general meeting of the Company on December 16, 2005.

(3)	The resignation of Zhou Yong Qian as Director of the Company due to his retirement was approved at the 2005 annual general meeting of the Company on June 15, 2006.

(4)	The resignation of Simon To as independent non-executive Director upon the expiry of his six years’ term was approved at the second extraordinary general meeting of the Company on December 16, 2005.

(5)	Li Kun was relocated to another position and his resignation as Vice President of the Company was approved by the Board of the Company on December 13, 2005.

(6)	The resignation of Zheng En Ren as Vice President of the Company due to his retirement was approved by the Board of the Company on April 19, 2006.

(7)	The appointment of Ren Ji Dong and He Zong Kai as Vice Presidents of the Company were approved by the Board on March 29, 2005.
BOARD OF DIRECTORS
     Mr. Liu Shao Yong is the chairman of the Board. He is a qualified class one pilot. He joined the Company in November 2004. Mr. Liu graduated from China Civil Aviation Flying College and obtained an EMBA from Tsinghua University in 2005. He joined the civil aviation industry in 1978. He held the positions of Captain of the Flying Squadron of China General Aviation Corporation and was appointed as the Deputy General Manager of China General Aviation Corporation, Deputy Director of Shanxi Provincial Civil Aviation Administration, General Manager of the Shanxi branch of China Eastern Airlines Corporation Limited and the Chief of the Flying Model Division of the Civil Aviation Administration of China. He served as the General Manager of China Eastern Airlines Corporation Limited and was appointed as the Vice Minister of Civil Aviation Administration of China. Since August 2004, Mr. Liu has served as the General Manager of China Southern Air Holding Company. Mr. Liu became the chairman of the Board on November 29 2004.
     Mr. Wang Quan Hua is currently a Director of the Company and Vice President of CSAHC and became the employee of the Company in March 1995 after the establishment of the Company. Mr. Wang graduated from the Economic Management Department of Central Communist Party College. Mr. Wang began his career in civil aviation in 1972, and successively served as the Director of Planning Department of Guangzhou Civil Aviation Administration, the Office Director of China Southern Airlines Shenzhen Co., the Director of the Planning and Operation Division of CSAHC, the President of Strategy and Development Department of China Southern Airlines

Company Limited and the Vice President of CSAHC. Mr. Wang became a Director of the Company on May 13, 2003.
     Mr. Zhao Liu An is a Director of the Company and the Vice President of CSAHC. Mr. Zhao joined the Company in May 2003. Mr. Zhao began his career in civil aviation in 1966, and successively served as the Director of Flight Meteorology and Flight Safety Monitoring Division, Director of Science Education Division, the Director of Flying Model Division of Urumqi Civil Aviation Administration, Captain of the Ninth Squadron of the Civil Aviation Administration, the Vice President and President of Urumqi Civil Aviation Administration and Xinjiang Airlines. Mr. Zhao became a Director of the Company on May 13, 2003.
     Mr. Si Xian Min is a Director and President of the Company. Mr. Si graduated from No. 14 Aviation College as an aircraft piloting major with an associate degree. Mr. Si, a professional political tutor, he began his career in civil aviation in 1975. He held positions as Director of the political division of China Southern Airlines Henan Branch, Party Secretary and Vice President of Guizhou Airlines, Deputy Party Secretary of China Southern Airlines Company Limited, Secretary of the Disciplinary Department of China Southern Airlines Company Limited and Party Secretary of China Northern Airlines and has been the President of the Company since October 2004. Mr. Si became a Director of the Company on December 31, 2004.
     Mr. Xu Jie Bo is a Director, Vice President and Chief Financial Officer of the Company. Mr. Xu joined the Company in July 1998. He graduated from the Management Department of Tianjin University and was subsequently awarded with a master degree in business administration from Hong Kong Baptist University. A qualified senior accountant by profession, Mr. Xu started his career in August 1986 and worked as Supervisor of the Financial Management Office for Infrastructure Projects of Guangzhou Civil Aviation Administration. In December 1992, he took up the posts of Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration. In July 1998, he became General Manager of the Financial Department and Chief Financial Officer of the Company. Currently, he is a Director and the Vice President and Chief Financial Officer of the Company. He is also a Director of Guizhou Airlines Company Limited, Vice Chairman of Sichuan Airlines Corporation Limited, and Vice Chairman of Xiamen Airlines Company Limited. Mr. Xu became a Director of the Company on April 16, 2001.
     Mr. Peter Lok has been an Independent Non-Executive Director of the Company since April 16, 2001. He is also a veteran in the civil aviation industry. Mr. Lok joined the Civil Aviation Department of Hong Kong in 1956 and became its Assistant Director in 1982, Deputy Director in 1988, and Director from 1990 to 1996. From 1997 to 2000, Mr. Lok was an advisor and president of Hong Kong Commercial Airlines Center. Mr. Lok has sat on various Committees such as the Evaluation Committees for the Design of Shanghai’s Pudong Airport, Committee for China’s Zhuhai Aviation and Spaceflight Fair, Evaluation Committees for the IATA Eagle Award. He is also independent director of several listed airline companies.
     Mr. Wei Ming Hai has been an Independent Non-Executive Director of the Company since April 16, 2001. Professor Wei has worked in Jiangxi Provincial Accounting Association, and he started working in Zhongshan University from 1991. In 1993 he became the chairman of the Accounting Department in the School of Management of Zhongshan University. In 1996 he became the Deputy Dean of the School of Management in Zhongshan University. In January 2000, he became Dean of the School of Management in Zhongshan University. Since 1998, Professor Wei has been a doctorate advisor for Accounting Information and Investment Analysis. Professor Wei is also on the board of directors of China Accountants Association, Vice Chairman of Accountants Association of Guangdong Province, Vice Chairman of Auditors Association of Guangzhou , Executive Member of the Research Institute of Financial Costs for Young and Middle-aged Accountants, member of American Accounting Association. Professor Wei holds a Ph.D degree in economics and has an MBA degree from Tulane University in the United States of America. He has published over 7 academic books or textbooks, and over 80 academic papers.

     Mr. Wang Zhi has been an Independent Non-Executive Director of the Company since May 2003. Mr. Wang graduated from the Aircraft Design Department of Harbin Institute of Technology. Mr. Wang began his career in 1965, and has successively served as the Director and Senior Engineer of Aeronautics Research Institute of China, the Vice Director and Vice secretary of the First Research Institute of Civil Aviation, the Vice Director and Director of the Planning Bureau of CAAC and the Director of the Planning Technology System Reform Department and the Planning Technology Department of CAAC. Mr. Wang is also a professor in several universities.
     Mr. Sui Guang Jun has been an Independent Non-Executive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University and obtained a master degree. Mr. Sui obtained a doctor degree in the Management of Organizations of Jinan University. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macao Economies, the Dean of corporate administration department of Jinan University and the Chief of the Post-doc Committee of Applied Economics and the Dean of Management College in Jinan University. Mr. Sui is currently the Deputy Vice Chancellor of Guangdong University of Foreign Studies.
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
     Mr. Sun Xiao Yi is a member of Party Committee and head of Discipline Supervision Team of China Southern Air Holding Company. Mr. Sun graduated from the Civil Aviation University of China with a degree in Economics and Administration and is currently a postgraduate law student of Central Communist Party College. Mr. Sun is a senior expert of Political Science and Economics with an associate degree. Mr. Sun has successively served as Vice Party Secretary of the Hubei branch of the Company, Party Secretary of the Flight Operations Department of the Company, and Vice Party Secretary of China Southern Air Holding Company. Mr. Sun became a Supervisor on June 16, 2004.
     Mr. Yang Guang Hua is the Vice Party Secretary and Discipline Supervision Secretary of the Company. Mr. Yang is an engineer with university qualification. Mr. Yang has successively served as Deputy General Manager of the Hunan branch of the Company, General Manager of Southern Airlines (Group) Zhuhai Helicopters Company Limited, General Manager of the Hunan branch of the Company, and Deputy General Manager of the Company. Mr. Yang became a Supervisor on June 16, 2004.
     Ms. Yang Yi Hua is the General Manager of the Audit Department of the Company. Ms. Yang is an internationally qualified internal auditor. She has successively served as Deputy Manager of the Clearance and Settlement Office of the Financial Division of the Guangzhou Civil Aviation Administration, Manager of the Financial Office of the Company’s Financial Division, and Deputy General Manager of the Company’s Audit Department. She has been the President of Xiamen Airlines since September 2005. Ms. Yang became a Supervisor on June 16, 2004.

SENIOR ADMINISTRATIVE OFFICERS
     Mr. Yuan Xin An is a Vice President of the Company. He graduated from the Air Engineering College. Mr. Yuan has over 25 years of experience in the Chinese aviation industry. He has been the Manager of Quality Assurance and Deputy Controller of Quality Control of Guangzhou Aircraft Maintenance Engineering Company Limited, Deputy General Manager of the Aircraft Engineering Department of the Company, and Vice President of Guangzhou Aircraft Maintenance Engineering Company Limited. Mr. Yuan became the Chief Engineer of the Company in 2000, and a Vice President of the Company in April 2002.
     Mr. Hao Jian Hua is currently the Vice President of the Company. He completed his pilot training at the CAAC Advanced Flying College. Mr. Hao has held positions as Captain, then Deputy Chief Captain, and subsequently Chief Captain of the Sixth Squadron of the Civil Aviation Administration during the period from 1989 to 1994. He then became a Deputy General Manager, from 1994 to 1998, and the General Manager, from 1998 to 1999, of the Flying Aviation Department of the Company. He became a Vice President of the Company in July 2003.
     Mr. Ren Ji Dong is a Vice President of the Company who graduated from the College of Energy and Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a major degree in motor design, is a senior engineer. Mr. Ren assumed various offices in the aircraft maintenance workshop of Xinjiang Airlines Company, including Head of Workshop, Deputy Director of Workshop and President of the Engineering Department. Mr. Ren served as the Deputy Director of Urumqi Civil Aviation Administration and Vice President of Xinjiang Airlines Company. He was the Vice President of Xinjiang Airlines from 2002 to 2004. Mr. Ren became a Vice President of the Company in March 2005.
     Mr. He Zong Kai is a Vice President of the Company who graduated from Bejing Foreign Language Institute with a major degree in French, is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department. He assumed the offices of the President and Deputy Party Secretary of Hubei branch of the Company since 2003 and became a Vice President of the Company in March 2005.
     Mr. Liu Qian is the Chief Pilot of the Company who graduated from China Civil Aviation Flying College with specialty in aircraft piloting. Mr. Liu served the Civil Aviation Administration of China as assistant researcher of the piloting skills supervision division of the piloting standards department, as assistant researcher of the operation supervision division of the piloting standards department, as assistant researcher of the freight transportation piloting standards division of the piloting standards department, and as the Deputy Head of the Piloting Standards Division of the Piloting Standards Department. He assumed the offices of the Deputy Chief Pilot and Chief Pilot of the Company in November 2004.
     Mr. Su Liang is currently holding the position as Company Secretary. He was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specialising in Air Transport Management Engineering. Mr. Su is a holder of master degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co.. Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company’s North American cargo business. Mr. Su became the Company Secretary on June 26, 2000.
     Mr. Chen Wei Hua is the Chief Legal Adviser to the Company. Mr. Chen graduated from the school of law of Peking University. He is a qualified solicitor and a qualified corporate legal counsellor. Mr. Chen joined the Civil Aviation Administration of China in 1998. He then joined the CSAHC in January 1991. From 1997 to 2003, he served as Vice Director and Director of the Legal Affairs Office of the Company. Currently, he is President of the Legal Department of the Company. Since December 2003, Mr. Chen has been the Chief Legal Adviser to the Company. He is also a Director of Xiamen Airlines Company Limited.

Compensation
     A total of RMB232,000 has been paid to independent non-executive Directors for the year ended December 31, 2005. The aggregate compensation paid by the Company to all Directors (excluding non-executive Directors), Supervisors and Senior Management for 2005 was RMB5.9 million. For the year ended December 31, 2005, the Company accrued an aggregate of approximately RMB132,000 on behalf of its executive Directors, Supervisors and Senior Management pursuant to the SA Pension Scheme and the retirement plans operated by various municipal governments in which the Company participates.
     Details of Directors’ and Supervisors’ emoluments for the year ended December 31, 2005 are set out below:

				Salaries,
				allowances		Retirement
			Directors’	and benefits	Discretionary	scheme
Name			fees	in kind	bonuses	contributions	Total
	Note		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive directors
Liu Shao Yong	(i	)	—	299	—	12	311
Liu Ming Qi			—	242	—	10	252
Peng An Fa			—	101	—	6	107
Wang Quan Hua			—	237	—	12	249
Zhao Liu An	(i	)	—	237	—	12	249
Zhou Yong Qian			—	237	—	12	249
Si Xian Min			—	281	—	12	293
Zhou Yong Jin			—	127	—	2	129
Xu Jie Bo			—	226	—	12	238
Wu Rong Nan			—	368	162	7	537

Supervisors
Sun Xiao Yi			—	237	—	12	249
Yang Guang Hua			—	225	—	12	237
Yang Yi Hua			—	48	70	11	129

Independent non-executive directors
Simon To	(ii	)	—	—	—	—	—
Peter Lok			58	—	—	—	58
Wei Ming Hai			58	—	—	—	58
Wang Zhi			58	—	—	—	58
Sui Guang Jun			58	—	—	—	58

			232	2,865	232	132	3,461

Notes:

(i)	The above amounts included the salaries paid to these Directors as pilots of the Company.

(ii)	Simon To received director’s fee of RMB1 during the year ended December 31, 2005.
Board Practices
     Each Directors’ service contract with the Company or any of its subsidiaries provide prorated monthly salary upon termination of employment in accordance with his contract. The Director is entitled to paid leave in accordance with his contract. The term of office of a Director is three years. The term of office of the current Directors will end in 2007. A Director may serve consecutive terms upon re-election.
     Audit Committee
     The audit committee is appointed by the Board of Directors and consists of three independent non-executive Directors. The current members of the audit committee are Wei Ming Hai, Wang Zhi and Sui Guang Jun. Wei Ming Hai is the chairman of the audit committee. The term of office of each member is three years. The term of office of the current members will end in 2007. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with the Company’s external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit Committee held nine meetings in 2005, which were attended by all members. The external auditors or the Chief Financial Officer of the Company may request a meeting of the audit committee.
     The audit committee selects and engages, on behalf of the Company, external auditors to audit the Company’s annual financial statements and considers questions regarding the audit fees and the resignation or dismissal of the external auditors. The audit committee also reviews and approves the planned scope of the Company’s annual audit. In addition, the audit committee reviews the annual and interim financial statements, the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public, before submission to the Board of Directors. Moreover, the committee discusses problems arising from the audit and reviews the external auditors’ management letter and management’s response. Furthermore, the audit committee reviews the effectiveness of the system of internal financial controls from information provided by the Executive Directorate and management of the Company and ensures adherence to the Company’s control policies so that the Company’s assets are safeguarded and financial records are complete and accurate. The audit committee meets regularly with the Company’s senior positions from finance department and internal audit department and the external auditors to consider the Company’s financial reporting, the nature and scope of audit review and the effectiveness of the systems of internal control. The audit committee also reviews any significant transactions that are not in the ordinary course of business.
     The Company has an internal audit department which reviews procedures in all major financial and operational activities. This department is led by the head of internal audit who is directly responsible to the Chairman of the Board and submits regular reports to the audit committee.
     Remuneration Committee
     The remuneration committee comprises three members. Currently, the remuneration committee is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Wei Ming Hai and executive Director Wang Quan Hua as members. The term of office of each member is three years. The term of office of the current members will end in 2007. A member may serve consecutive terms upon re-election. The remuneration committee met once in 2005, which meeting was attended by all members. In addition, the remuneration committee also meets as and when required to consider remuneration related matters.
     The responsibilities of the remuneration committee are to approve the remuneration packages of Directors and Senior Management of the Group, and the Company’s “preliminary proposals on annual emoluments of the directors and senior management of the Group”. The remuneration committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts.
Employees
     As of December 31, 2005, the Group had 34,417 employees, including 2,567 pilots, 4,539 flight attendants, 5,076 maintenance personnel, 10,445 sales and marketing personnel, 3,243 administrative personnel and 8,547 temporary employees. All of the Group’s pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees, and most of the Group’s ancillary service workers are temporary employees. Contract employees are hired by the Group pursuant to renewable employment contracts with terms ranging from three to five years. Temporary employees generally are hired by the Group pursuant to at-will employment contracts or employment contracts with a term of one year.
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
     Retirement And Housing Benefits
     Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 9% to 20% of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.
     In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at rates ranging from 3% to 5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above.
     Furthermore, pursuant to the comprehensive services agreement (the “Services Agreement”) dated May 22, 1997 between the Company and CSAHC, CSAHC provided quarters to eligible employees of the Group. In return, the Group paid a fixed annual fee of RMB85 million to CSAHC for a ten-year period from 1995 to 2004. The agreement expired by December 31, 2004 and no further payment was made in 2005.
     Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of houses. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income statement. As of December 31, 2005, the Company and the Group had made payments totalling RMB168 million under the scheme and recorded its remaining contractual liabilities totalling RMB92 million as accrued expenses on the balance sheets. Housing allowances are payable when applications are received from eligible employees.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
Major Shareholders
     Share Capital Structure
     As of May 31, 2006, the total share capital of the Company was divided into 4,374,178,000 shares, of which approximately 50.3% (2,200,000,000 domestic shares) was held by CSAHC, approximately 26.84% (1,174,178,000 H shares) was held by Hong Kong and overseas shareholders and approximately 22.86% (1,000,000,000 A shares) was held by domestic shareholders. CSAHC owns 50.30% of the total share capital of the Company, therefore it is entitled to exercise all the rights of a controlling shareholder, including the election of executive Directors.
     Substantial Shareholders
     As of May 31, 2006, the following shareholders had an interest of 5% or more in the Company’s shares:

		Approximate
		Percentage
		of the Total
Name	Number of Shares	Number of Shares
CSAHC	2,200,000,000 domestic shares	50.30%
HKSCC Nominees Limited	1,150,854,998 H shares	26.31%
     The table below sets forth, as of May 31, 2006, the following entities hold 5% or more of the total number of H shares issued by the Company.

		Approximate
		Percentage of
		the Total
		Number of H
Name	Number of H Shares	Shares
HKSCC Nominees Limited	1,150,854,998	98.01%
     Domestic shares and H shares have identical voting rights.
Related Party Transactions
     The Company enters into transactions from time to time with CSAHC and its affiliates. For a description of such transactions, see Note 36 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its affiliates. The Company believes that these arrangements have been entered into by the Group in the ordinary course of business and in accordance with the agreements governing such transactions.
     Arrangements with CSAHC
     Trademark License Agreement
     The Company and CSAHC entered into a ten year trademark licence agreement dated May 22, 1997 pursuant to which CSAHC acknowledges that the Company has the right to use the name “China Southern” and “China Southern Airlines” in both Chinese and English, and grants the Company a renewable royalty free license to use the kapok logo on a worldwide basis in connection with the Company’s airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term.

     Leases
     The Company as lessee and CSAHC as lessor have entered into the following lease agreements:
     The Company and CSAHC entered into a land lease agreement dated May 22, 1997, in respect of the land used by the Company within Guangzhou Baiyun International Airport. The rental payment is RMB2,651,000 per year. The term of the lease is five years commencing April 1, 1997, renewable by both parties thereafter (subject to mutual agreement with respect to rental terms).
     The Company and CSAHC separately entered into four lease agreements dated May 22, 1997, in respect of office premises located at the east wing of the Guangzhou Railway Station on Guangzhou Huanshi Dong Road, office premises at Haikou Airport, office premises in Haikou City, and office premises at Tianhe Airport in Wuhan, Hubei Province. The aggregate rental payment under the four leases is RMB15,745,000 per year. The term of each lease is one year, renewable by the parties thereafter (subject to mutual agreement with respect to rental terms).
     The Company and CSAHC entered into an indemnification agreement dated May 22, 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain land and buildings.
     The Company and CSAHC entered into a lease agreement dated November 12, 2004, under which CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company. These lands had been administratively allocated to Xinjiang Airlines and Northern Airlines for the purposes of their civil aviation and related businesses. Subsequently, CSAHC was authorised to deal with the land use rights of such lands, including leasing, but not transferring, such land use rights. Total area of the lands leased is 1,182,297 square metres, and the locations of such lands are in Urumqi, Shenyang, Dalian and Harbin. The lease is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The rent for the land use rights of the designated lands under lease agreement is RMB22,298,000 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm’s length negotiation between the parties. The maximum aggregate annual limit (“Cap”) for the lease agreement is set at RMB22,298,000 per year. The lease agreement was approved by the shareholders of the Company at the 2nd extraordinary general meeting on December 31, 2004.
     Arrangements with CSAHC and CSAHC’s Affiliates
     Leases
     The Company, CSAHC and CNA entered into a lease agreement dated November 12, 2004, under which CSAHC and CNA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of CNA situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia. The lease is for a fixed term of three years, commencing from the date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The consideration for lease agreement is RMB43,758,000 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm’s length negotiation between the parties. The Cap for the lease agreement is set at RMB43,758,000 per year. The lease agreement was approved by the shareholders of the Company at the 2nd extraordinary general meeting on December 31, 2004.
     The Company, CSAHC and XJA entered into a lease agreement dated November 12, 2004, under which CSAHC and XJA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of XJA situated in Xinjiang and Russia. The lease is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The consideration for lease agreement is RMB5,798,000 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm’s length negotiation between the parties. The Cap for the lease agreement is set at RMB5,798,000 per year. The lease agreement was approved by the shareholders of the Company at the 2nd extraordinary general meeting on December 31, 2004.

     Arrangements with CSAHC’s Affiliates
     Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly owned subsidiary of CSAHC
     The Company and SAIETC entered into an agreement dated May 22, 1997 for the import and export of aircraft, flight equipment, special vehicles for airline use, communication and navigation facilities, and training facilities for a term from May 22, 1997 to May 22, 2000 which was subsequently extended to May 22, 2006 by mutual agreement between the parties. The parties have determined the various rates for import and export services provided by SAIETC after negotiations on a fair and equitable basis, which are not higher than the market rates for similar services.
     For the year ended December 31, 2005, the amount incurred by the Group for the import and export of the above equipment was RMB31,714,000.
     In order to comply with the requirements under Rule 14A.35 of the Hong Kong Listing Rules so that SAIETC can continue to provide import and export services and custom clearing service after the expiry of the original agreement, the Company and SAIETC entered into a new import and export agency framework agreement (the “Import and Export Agency Framework Agreement”) on 1 January, 2006, which became effective on April 25, 2006, having been approved by the Board of Directors of the Company. The Import and Export Agency Framework Agreement is valid for a term of three years, commencing from the date of the agreement, subject to compliance with the relevant provisions of the Hong Kong Listing Rules by the Company. Both parties agreed that the agency fee for import and export shall be determined after arm’s length negotiation and shall not be higher than the market rate.
     Southern Airlines Advertising Company, which is 45% owned by the Company and 55% owned by CSAHC (“SAAC”)
     The Company and SAAC entered into an agreement dated May 22, 1997 for the provision of advertising services for a term extending from May 22, 1997 to May 22, 2000. After extension of three years, the parties have mutually agreed to extend the agreement for another three years to May 22, 2006.
     In order to comply with the requirements under Rule 14A.35 of the Hong Kong Listing Rules, so that SAAC can continue to provide advertising service after the expiry of the original agreement, the Company and SAAC entered into a new advertising agency agreement (“Advertising Agency Agreement”) on January 1, 2006 for a term of three years commencing from the date of the agreement, which became effective on 25 April, 2006, having been approved by the Board of Directors of the Company.
     Under the agreement, SAAC will produce advertisement script, graphic and music to the Company with the copyright of such products belonging to the Company products belonging to the Company, provided that the Company shall comply with all relevant provisions under the Hong Kong Listing Rules. Both parties agreed that the agency rate for advertising under the Advertising Agency Agreement shall be determined after arm’s length negotiation and shall not higher than the market rate. For the year ended 31 December 2005, the amount incurred by the Group to SAAC for advertising services was RMB3,062,000.
     China Southern Airlines Group Finance Company Limited (“SA Finance”) which is 42% owned by CSAHC, 32% owned by the Company and 26% owned in aggregate by five subsidiaries of the Company
     The Company entered into a financial agreement dated May 22, 1997 with SA Finance for the provision of financial services such as deposit and loan facilities, credit facilities, financial guarantees and credit references for a term commencing from May 22, 1997 to May 21, 2000. As agreed by the parties, the agreement was extended for six years to May 22, 2006. In order to comply with the new requirements under the Hong Kong Listing Rules, so that SA Finance can continue to provide deposit of money service and other financial services (subject to execution of separate agreements and further compliance with the Hong Kong Listing Rules), the Company and SA Finance entered into a new financial agreement on November 12, 2004, commencing from that date for a period of three years, and is renewable, subject to compliance with the requirements of the relevant Hong Kong Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term.
     As SA Finance is a connected person of the Company under the Hong Kong Listing Rules, the financial agreement constitutes a discloseable and non-exempt continuing connected transaction under Rule 14A.35 of the Hong Kong Listing Rules and requires the Company to comply with the reporting and announcement requirement and the independent shareholders’ approval requirement under Rule 14A.48 of the Hong Kong Listing Rules. The independent shareholders of the Company approved the financial agreement at the second extraordinary general meeting of the Company held on December 31, 2004.
     Under such agreement, SA Finance agrees to accept deposit of money from the Company at interest rates not lower than those set by the People’s Bank of China for the same term of deposit. SA Finance will in turn deposit the whole of such sums of money with certain banks including Bank of Agriculture, Bank of Communications, China Construction Bank and Industrial and Commercial Bank of China; make loans to the Company subject to the entering into of separate loan agreements, which will set out the Cap, terms and conditions of the loans, upon application by the Company during the term of the financial agreement. The maximum limit for amount of money deposit under the financial agreement is RMB1 billion. The Company will comply with the Hong Kong Listing Rules when entering into such separate written agreements. SA Finance shall not charge interest rates higher than those set by the People’s Bank of China for similar loans. The total amount of outstanding loans extended by SA Finance to the Company must not exceed the sum of SA Finance’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Company); and provide credit facilities, financial guarantees, credit references, and other financial services subject to the entering into of separate agreements, which will set out the cap, terms and conditions of such services, upon request by the Company during the term of the financial agreement. The Company will comply with the Hong Kong Listing Rules when entering into such separate written agreements.

     As of December 31, 2005, the Group’s deposits placed with SA Finance amounted to RMB543,825,000, which bore interest at the rate of 0.72% per annum; the balance of the loans extended to the Group by SA Finance amounted to RMB300,000,000.
     Shenzhen Air Catering Company Limited, which is 33% owned by CSAHC, and 67% owned by two independent third parties
     The Company and Shenzhen Air Catering Company Limited entered into an agreement dated May 23, 1997 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Shenzhen. Pursuant to such agreement, Shenzhen Air Catering Company Limited will supply in-flight meals to the Group from time to time during the term from May 23, 1997 to May 23, 1998. The parties have mutually agreed that the agreement can be renewed automatically.
     For the year ended December 31, 2005, the amount incurred by the Group to Shenzhen Air Catering Company Limited for the provision of in-flight meals was approximately RMB60,542,000.
     China Southern West Australian Flying College Pty Ltd (the “Australian Pilot College”), which is 65% owned by the Company and 35% owned by CSAHC
     CSAHC and the Australian Pilot College entered into an agreement dated October 7, 1993 for the provision of pilot training in Australia to the cadet pilots of CSAHC (the “Training Agreement”). The Training Agreement will remain in force unless terminated by either party upon 90 days’ prior written notice to the other party. Pursuant to the De-merger Agreement, the Company has assumed all the interests, rights and obligations of CSAHC under the Training Agreement.
     For the year ended December 31, 2005, the amount paid by the Group to the Australian Pilot College for training services was RMB81,471,000.
     Southern Airlines (Group) Economic Development Company, which is 61% owned by CSAHC and 39% owned by an independent third party
     The Company and Southern Airlines (Group) Economic Development Company entered into an agreement dated May 22, 1997 for the provision of drinks, snacks, liquor, souvenirs and other products for a term extending from May 22, 1997 to May 22, 2007.
     For the year ended December 31, 2005, the amount paid by the Group to Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products was RMB87,521,000.
     Ticket sales arrangements
     The Group has entered into ticket agency agreements for the sale of the Group’s air tickets with several subsidiaries of CSAHC (the “Agents”). The Agents charge commission on the basis of the rates stipulated by the CAAC and International Air Transport Association (“IATA”). The Agents charge a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong and Macau regional/international tickets. The Group has other air ticket sales agents in China who also charge commission at the same rates. The Agents also act as air ticket sales agents for other Chinese airlines and charge the same rates of commission to such other airlines as those charged to the Group. The rates of commission are not higher than market rates for similar services.
     For the year ended December 31, 2005, the aggregate amount of ticket sales of the Group conducted through the Agents was RMB451,121,000.
     China Southern Airlines Group Air Catering Company Limited (the “Catering Company”), a wholly owned subsidiary of CSAHC

     The Company and the Catering Company entered into a catering agreement dated November 12, 2004 under which the Catering Company would supply (1) in-flight meals in accordance with the menus of in-flight meals to be agreed with the Company from time to time, and in such quantity as the Company shall advise the Catering Company in advance; and (2) catering services for different flights of the Company (including normal, additional, chartered and temporary flights) originating or stopping at the domestic airports, mainly in northern China and the Xinjiang regions where the Catering Company provides catering services.
     The catering agreement is for a fixed term of three years, commencing from the date of the agreement. The parties have agreed, after arm’s length negotiation, on the price of each type of in-flight meals and the service charges for each type of aircraft. The prices of in-flight meals and the service charges are not higher than the market rate of comparable in-flight meals and service charges. The Catering Company will issue an invoice listing out the quantity of in-flight meals supplied, the agreed unit price and the total price payable for each of the Company flight it provides service. The Cap for the Catering Agreement is set at RMB220,000,000 per year.
     For the year ended December 31, 2005, the Company paid the in-flight meals charge of RMB112,136,000 pursuant to the catering agreement.
     China Southern Airlines Group Passenger and Cargo Agent Company Limited (“PCACL”), a wholly owned subsidiary of CSAHC
     In order to comply with the requirements under Rule 14A.35 of the Hong Kong Listing Rules so that PCACL can continue to provide ticket agency services, the Company and PCACL, a whollyowned subsidiary of CSAHC whose principal business activity is that of acting as an air ticket agent and airfreight forwarding agent, entered into a new ticket agency framework agreement (the “New Ticket Agreement”) and a new airfreight forwarding agency framework agreement (the “New Airfreight Agreement”, together with New Ticket Agreement, the “Two Sales Agency Framework Agreements”) on January 1, 2006, which became effective on April 25, 2006, having been approved by the Board of Directors of the Company.
     The Two Sales Agency Framework Agreements are valid for a term of three years commencing from January 1, 2006, subject to the compliance of relevant requirements of the Hong Kong Listing Rules by the Company. The parties agreed that the agency fee shall be determined after arm’s length negotiation and shall not be higher than the market rate.
     China Southern Airlines Group Travel Development Company Limited (“CSA Travel”), a wholly owned subsidiary of CSAHC
     The Company and CSA Travel, whose principal business activity is that of operating tourism related business, entered into a framework agreement on Lease, Operation and Management (“Framework Agreement on Lease and Operation”) on January 1, 2006 in order to allow Company to lease certain hotels belonging to it to CSA Travel for it to operate, and to provide certain relevant services in compliance with the requirements under Rule 14A.35 of the Hong Kong Listing Rules for a term of three years, commencing from the date of the agreement. The Framework Agreement on Lease and Operation became effective on April 25, 2006, having been approved by the Board of Directors of the Company. Pursuant to the agreement, the Company shall lease Guangzhou Airlines Hotel, Zhuhai Pilot Mansion and certain portions of CSA Guangzhou Hotel and Beijing CSA Hotel to the CSA Travel for operation and management of such hotels. With regard to the amount of rent payable under the agreement, the annual cap for the Framework Agreement on Lease and Operation is set at RMB6,000,000 per annum for the entire term of the agreement.
     Guangzhou China Southern Airlines Property Management Company Limited (the “GCSAPMC”), which is 90% owned by CSAHC and 10% owned by the Company’s Union
     The Company and GCSAPMC, whose principal business activity is that of management of real property, entered into a framework agreement for the Engagement of Property Management (“Property Management Framework Agreement”) on January 1, 2006 in respect of engaging GCSAPMC to provide property management and improvement services in compliance with the requirements under Rule 14A.35 of the Hong Kong Listing Rules for a term of three years, commencing from the date of the agreement. The Property Management Framework Agreement became effective on April 25, 2006, having been approved by the Board of Directors of the Company. The Property Management Framework Agreement would become effective upon approval by the Board of Directors of the Company. Pursuant to the agreement, the Company has appointed GCSAPMC to provide management and maintenance services for the Company’s headquarters in Guangzhou and to provide maintenance and management services for the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment. The fee charging schedule shall be determined at an arm’s length between both parties. The agency fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the agency fee wholly by its internal resources.
     With regard to the approximate amount of agency fee payable for property management and improvement services under the agreement likely to be incurred each year during the term of the agreement, the annual cap for the Property Management Framework Agreement is set at RMB47,010,000 per annum for the entire term of the agreement.
     CSAHC Hainan Co., Ltd., (“Hainan Co., Ltd.”), a subsidiary of CSAHC from Hainan Co., Ltd.
     In order to expand the assets size and competitive advantage of the Company’s airline operations and completely remove competition with CSAHC in the airline industry, the Board of Directors reviewed and approved the acquisition (the “Acquisition”) by the Company of the assets (“Core Assets”) and liabilities (“Core Liabilities”) in relation to the airline operations of CSAHC Hainan Co., Ltd. (“Hainan Co., Ltd.”), a subsidiary of CSAHC from Hainan Co., Ltd., whose main business is that of civil aviation, on April 18, 2006.
     As agreed by the parties, the value of the Core Assets to be acquired and the Core Liabilities to be assumed by the Company is determined in accordance with the valuation reports (Zhongqihuapingbaozi (2006) Report No. 024) on the transfer of business and assets of Hainan Co., Ltd. dated June 30, 2005 which was issued by China Enterprise Appraisal Co., Ltd., which sets out the estimated value of the Core Assets as RMB355,150,000, consisting mainly of RMB103,020,000 in cash, RMB55,110,000 for bill and trade receivables, RMB160,970,000 for airplanes, aviation equipment and productionrelated buildings and equipment, as well as RMB35,480,000 of land; and the Core Liabilities, which include airplane repair expenses, jet fuel and takeoff and landing fees, amount to RMB350,000,000. The Core Liabilities will be paid directly by the Company to the creditors in accordance with the terms and period as agreed by relevant parties. After deducting the above-mentioned liabilities, the Company shall pay RMB5,150,000 in cash, being the difference in the estimated values of the Core Assets and Core Liabilities, into the bank account designated by Hainan Co., Ltd. The Company will fund the consideration for the Acquisition wholly by its internal resources.
     Nan Lung Travel & Express (Hong Kong) Ltd. (the “Nanlung”), a subsidiary wholly owned by CSAHC
     As China Airlines (Hong Kong) Co., Ltd. has ceased to act as agent of the Company in respect of its ticket sales, account settlement and the ground operations of its flights in Hong Kong region, for the purpose of maintaining the sales and operations of the Company in Hong Kong region, the Company entered into a new General Agency Agreement for Sale of Freight and Passenger Services (the “Agency Agreement”) with Nanlung on May 16, 2006, having been approved by the Board of Directors of the Company.
     The Agency Agreement is valid for a term of one year, commencing from January 1, 2006, subject to compliance with the relevant provisions of the Hong Kong Listing Rules by the Company. Both parties agreed that prior to the establishment of any relevant entity in Hong Kong region by the Company, the Company authorizes Nanlung to act as agent in its sales and account settlement and the ground operations of its flights in Hong Kong region, and that the rates of the various agency fees shall be determined after arm’s length negotiation and shall not exceed those of the same category that prevail in the market, with a ceiling set at 6% of the revenue of the Company that is derived from freight and passenger services sold through the agency of Nanlung (the total amount shall not exceed HK$60 million). The agency fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the agency fee wholly by its internal resources.
Interests of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION.
Consolidated Statements and Other Financial Information
     See “Item 18. Financial Statements” for financial statements filed as part of this Annual Report.
Significant Changes
     No significant changes have occurred since the date of the financial statements provided in Item 18 below.
Dividend Information
     No interim dividend was paid during the year ended December 31, 2005. The Board of Directors does not recommend the payment of a final dividend in respect of the year ended December 31, 2005.

ITEM 9. THE OFFER AND LISTING.
Offer and Listing Details
     The principal trading market for the Company’s H Shares is the Hong Kong Stock Exchange, and the Company’s trading code is “1055”. The ADSs, each representing 50 H Shares, are evidenced by ADRs issued by The Bank of New York as the Depositary for the ADRs, and are listed on the New York Stock Exchange under the symbol “ZNH”.
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

	The Stock Exchange		The New York		The Shanghai
	of Hong Kong		Stock Exchange		Stock Exchange
	Price per H Share		Price per ADS		Price per A Share
	(HK$)		(US$)		(RMB)
	High	Low	High	Low	High	Low
Annual Market Prices
Fiscal Year ended December 31, 2000	2.93	1.02	18.38	6.06	N/A	N/A
Fiscal Year ended December 31, 2001	2.95	1.35	18.10	8.00	N/A	N/A
Fiscal Year ended December 31, 2002	3.60	1.50	22.25	10.35	N/A	N/A
Fiscal Year ended December 31, 2003	3.50	1.46	22.78	9.53	5.34	3.75
Fiscal Year ended December 31, 2004	4.68	2.47	29.73	15.95	6.87	3.96
Fiscal Year ended December 31, 2005	2.22	2.17	14.25	14.20	2.68	2.62

Quarterly Market Prices

Fiscal Year ended December 31, 2002
First Quarter	2.83	2.22	17.63	14.80	N/A	N/A
Second Quarter	3.42	2.33	21.74	14.95	N/A	N/A
Third Quarter	3.60	1.89	22.25	12.00	N/A	N/A
Fourth Quarter	2.42	1.50	15.00	10.35	N/A	N/A
Fiscal Year ended December 31, 2003
First Quarter	2.62	1.71	16.50	11.75	N/A	N/A
Second Quarter	2.40	1.46	14.85	9.53	N/A	N/A
Third Quarter	2.88	2.03	18.59	13.25	4.15	3.75
Fourth Quarter	3.50	2.50	22.78	16.76	5.34	3.86
Fiscal Year ended December 31, 2004
First Quarter	4.68	3.20	29.73	20.91	6.87	4.95
Second Quarter	3.90	2.47	24.89	15.95	6.24	4.14
Third Quarter	3.17	2.47	20.17	16.00	5.19	4.16
Fourth Quarter	3.53	2.55	22.74	16.71	5.40	3.96
Fiscal Year ended December 31, 2005
First Quarter	3.10	2.47	19.93	16.10	5.30	3.56
Second Quarter	2.72	2.20	17.33	14.72	4.02	2.95
Third Quarter	2.20	2.03	16.86	13.50	3.00	2.35
Fourth Quarter	2.40	1.83	15.45	11.68	2.77	2.23
Monthly Market Prices
December 2005	2.40	2.10	15.45	13.68	2.74	2.52
January 2006	2.40	2.12	15.50	13.91	3.03	2.53
February 2006	2.53	2.17	15.88	14.05	2.85	2.55
March 2006	2.47	2.20	15.78	14.16	2.84	2.45
April 2006	2.30	1.96	15.03	13.06	2.59	2.19
May 2006	2.08	1.86	13.59	12.01	2.75	2.25
June 19, 2006	1.94	1.68	12.65	10.76	2.97	2.53
Plan of Distribution
     Not applicable.

Markets
     See “Offer and Listing Details” above.
Selling Shareholders
     Not applicable.
Dilution
     Not applicable.
Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION.
Share Capital
     Not applicable.
Memorandum and Articles of Association
     The following is a summary of certain provisions of our articles of association. As this is a summary, it does not contain all the information that may be important to you. You and your advisors should read the text of our articles of association for further information.
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
     Objects and Purpose
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
     Directors
     Pursuant to Article 179 of the Articles of Association, where a Director of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board of Directors.
     Pursuant to Article 130 of the Articles of Association, where a Director is interested in any resolution proposed at a board meeting, such Director shall not be present and shall not have a right to vote. Such Director shall not be counted in the quorum of the relevant meeting.

     Pursuant to Article 187 of the Articles of Association, the Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with a Director wherein his emoluments are stipulated. The aforesaid emoluments include, emoluments in respect of his service as Director, Supervisor or senior administrative officer of the Company or any subsidiary of the Company; emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries; and payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.
     Pursuant to Article 124(6) of the Articles of Association, the Board of Directors has the power to formulate proposals for increases or reductions in the Company’s registered capital and the issue of debentures of the Company; such resolutions must be passed by more than two-thirds of all the Directors.
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
     The Company has issued a total of 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 are Domestic Shares held by CSAHC, (b) 1,174,178,000 are H Shares held by Hong Kong and overseas shareholders and (c) 1,000,000,000 are A Shares held by PRC shareholders.
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
     Action necessary to change rights of shareholders
     Pursuant to Article 112 of the Articles of Association, shareholders who hold different classes of shares are shareholders of different classes.
     The holders of the Domestic-Invested Shares and holders of Overseas-Listed Foreign-Invested Shares shall be deemed to be shareholders of different classes.

     Pursuant to Article 113 of the Articles of Association, rights conferred on any class of shareholders in the capacity of shareholders (“class rights”) may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by holders of shares of that class at a separate meeting conducted in accordance with Articles 115 to 119.
     Pursuant to Article 115 of the Articles of Association, shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 114, but interested shareholder(s) shall not be entitled to vote at class meetings. “Interested shareholder(s)” is:
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
     Pursuant to Article 116 of the Articles of Association, resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 115, are entitled to vote at class meetings.
     Pursuant to Article 117 of the Articles of Association, written notice of a class meeting shall be given forty-five (45) days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty (20) days before the date of the class meeting.
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
     Pursuant to Article 118 of the Articles of Association, notice of class meetings need only be served on shareholders entitled to vote thereat.
     Meeting of any class of shareholders shall be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions of these articles of association relating to the manner to conduct any shareholders’ general meeting shall apply to any meeting of a class of shareholders.
     Pursuant to Article 119 of the Articles of Association, the special procedures for voting at any meeting of a class of shareholders shall not apply to the following circumstances:
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
     Merger, acquisition or corporate restructuring
     Pursuant to Article 221 of the Articles of Association, in the event of the merger or division of the Company, a plan shall be presented by the Company’s board of directors and shall be approved in shareholders’ general meeting and the relevant examining and approving formalities shall be processed as required by law. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire that dissenting shareholder’s shareholding at a fair price. The contents of the resolution of merger or division of the Company shall be made into special documents for shareholders’ inspection. Such special documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares.
     The Articles of Association do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.
Material Contracts
The Company has not entered into any material contracts other than in the ordinary course of business and other than those described in this Item 10, Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.
(a)	A sale and purchase agreement (the “Sale and Purchase Agreement”) dated November 12, 2004 between the Company, CSAHC, CNA, a wholly owned subsidiary of CSAHC, and XJA, a wholly owned subsidiary of CSAHC, pursuant to which the Company agreed to acquire, and CSAHC, CNA and XJA agreed to sell certain airlines and airlines-related operations, assets and properties of CNA, XJA and their respective subsidiaries, which included aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets. In addition, the Company will also assume all indebtedness in the aggregate sum of RMB13,438,191,000 owed by XJA, CNA and their respective subsidiaries in connection with their civil aviation business. The total consideration, including the assumption of the debts under the Sale and Purchase Agreement was RMB15,397,524,000. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(b)	A lease agreement (the “Lease Agreement 1”) dated November 12, 2004 between the Company, CSAHC and CNA, pursuant to which CSAHC and CNA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation business of CNA situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia for a period of three years. The consideration for Lease Agreement 1 is RMB41,993,318.44 per year. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(c)	A lease agreement (the “Lease Agreement 2”) dated November 12, 2004 between the Company, CSAHC and XJA, pursuant to which CSAHC and XJA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation business of XJA situated at Xinjiang and Russia for a period of three years. The consideration for Lease Agreement 2 is RMB5,797,908.61 per year. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(d)	A lease agreement (the “Lease Agreement 3”) dated November 12, 2004 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain lands situated in Urumqi, Shenyang, Dalian and Harbin, by leasing the land use rights of such lands to the Company for a period of three years. The consideration for Lease Agreement 3 is RMB22,298,033 per year. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(e)	A catering agreement (the “Catering Agreement”) dated November 12, 2004 between the Company and China Southern Airlines Group Air Catering Company Limited (the “Catering Company”), a wholly owned subsidiary of CSAHC, pursuant to which the Catering Company supplies in-flight meal and catering services to the flights of the Company originating or stopping at the domestic airports, mainly in Northern China and Xinjiang regions where the Catering Company provides catering services for a period of three years. The consideration for the catering agreement is based on the price of each type of in-flight meals and the service price for each type of aircraft, and is capped at RMB220 million per year. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(f)	A financial agreement (the “Financial Agreement”) dated November 12, 2004, between the Company and Southern Airlines Group Finance Company Limited (“SA Finance”), a connected person of the Company which is 42% owned by CSAHC, 32% owned by the Company and 26% owned in aggregate by five subsidiaries of the Company. The Financial Agreement commenced from November 12, 2004 for a period of three years, and is renewable, subject to compliance with the requirements of the relevant Hong Kong Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term. Under the Financial Agreement, SA Finance provides deposit of money service and, subject to the execution of further agreements with the Company, other financial services like loan facilities, credit facilities, financial guarantees and credit references to the Company. The Company is not subject to any extra charges for depositing money with SA Finance. For the other financial services provided by SA Finance under the financial agreement, the Company is liable to pay SA Finance the standard charging rates set by the People’s Bank of China. The PRC commercial banks also charge similar charging rates set by the People’s Bank of China. The Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Company and SA Finance. It became effective upon approval by the shareholders of the Company on December 31, 2004.

(g)	A framework agreement on lease and operation dated January 1, 2006 between the Company and China Southern Airlines Group Travel Development Company Limited (the “CSA Travel”), a wholly owned subsidiary of CSAHC, pursuant to which the Company leases certain hotels belonging to it to CSA Travel for operation and management for a period of three years. The consideration for the framework agreement on lease and operation is based on the rent payable and fees for operation and management of the hotels, and is capped at RMB6 million per year. It became effective on April 25, 2006 has been approved by the directors of the Company.

(h)	An advertising agency agreement dated January 1, 2006 between the Company and Southern Airlines Advertising Company (the “SAAC”), a related party that is 45% owned by the Company and 55% owned by CSAHC, pursuant to which the SAAC produces advertisement script, graphic and music for the Company with the copyright of such products belonging to the Company for a period of three years. The consideration for the advertising agency agreement is based on the fees payable for advertising services to be provided, and is capped at RMB30 million per year. It became effective on April 25, 2006 has been approved by the directors of the Company.

(i)	A property management framework agreement dated January 1, 2006 between the Company and Guangzhou China Southern Airlines Property Management Company Limited (the “GCSAPMC”), a related party that is 90% owned by CSAHC and 10% owned by the Company’s union, pursuant to which the GCSAPMC provides property management and improvement services for certain properties of the Company for a period of three years. The consideration for the property management framework agreement is based on the fees payable for management and maintenance services to be provided, and is capped at RMB47,010,000 per year. It became effective on April 25, 2006 has been approved by the directors of the Company.

(j)	An acquisition agreement dated April 1, 2006 between the Company and CSAHC Hainan Co., Ltd. (the “Hainan Co., Ltd.”), a subsidiary of CSAHC, pursuant to which the Company has agreed to acquire and Hainan Co., Ltd. has agreed to sell the assets and liabilities in relation to the airline operations of Hainan Co., Ltd. The total consideration payable by the Company, including the assets to be acquired and the liabilities to be assumed by the Company, was RMB5,150,000. It became effective upon approval by the directors of the Company on April 18, 2006.

(k)	An agency agreement for sale of freight and passenger services dated May 16, 2006 between the Company and Nan Lung Travel & Express (Hong Kong) Ltd. (the “Nanlung”), a wholly owned subsidiary of CSAHC, pursuant to which the Nanlung acts as agent in the Company’s sales and account settlement and the ground operations of the Company’s flights in Hong Kong region for a period of one year. The consideration for the agency agreement is based on the fees payable for ticket sale and other services to be provided, and is capped at RMB60 million for the entire term of the agency agreement. It became effective on May 16, 2006 and was approved by the directors of the Company on December 24, 2005.

Exchange Controls
     Under current Chinese foreign exchange regulations, Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. Current account foreign exchange transactions can be undertaken without prior approval from the relevant Chinese Government agencies by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. Conversion from Renminbi into a foreign currency or vice versa for purposes of capital account transactions requires prior approvals of relevant Chinese Government agencies. This restriction on capital account transactions could affect the ability of the Company to acquire foreign currency for capital expenditures.
     The Company is generally required by law to sell all its foreign exchange revenues to Chinese banks. The Company may purchase foreign exchange directly from Chinese banks for any current account transactions, such as trade transactions in its usual and normal course of business, including acquisition of aircraft, jet fuel and flight equipment (such acquisition requires approvals from the relevant Chinese Government agencies). Payment of dividends by the Company to holders of the Company’s H Shares and ADSs is also considered a current account transaction under Chinese law. Therefore, there is no legal restriction on the conversion of Renminbi into foreign exchange for the purpose of paying dividends to such holders of H Shares and ADSs. In addition, the Company’s Articles of Association require the Company to pay dividends to holders of the Company’s H Shares and ADSs in foreign currency.
     On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar so that the Renminbi is now permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the value of the Renminbi against the U.S. dollar has appreciated by approximately 2%. Under the new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. The PRC government has stated publicly that it intends to further liberalize its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Any significant revaluation of the Renminbi may have a material adverse effect on the Company’s financial performance, and the value of, and any dividends payable on, the Company’s H Shares and ADSs in foreign currency terms.
     Other Limitations
     There are no limitations on the right of non-resident or foreign owners to hold or vote H Shares or ADSs imposed by Chinese law or by the Articles of Association or other constituent documents of the Company. However, under current Chinese law, foreign ownership of the Company may not exceed 49%.
Taxation
Chinese Taxation
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
United States Federal Income Taxation
     This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Company’s ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in the Company’s ADSs. This discussion applies to you only if you hold and beneficially own the Company’s ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;

•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s shares (including ADSs) entitled to vote.
     This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which is referred to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on the assumptions regarding the value of the Company’s shares and the nature of its business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For U.S. federal income tax purposes, as a holder of ADSs, you are treated as the owner of the underlying ordinary shares represented by such ADSs.
     You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of the Company’s ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
     For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs and are:
•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.
     If you are not a U.S. person, please refer to the discussion below under “Non-U.S. Holders.”
For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.
     U.S. Holders
     Dividends on ADSs
     Subject to the “Passive Foreign Investment Company” discussion below, if the Company makes distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs will generally be treated as dividend income if the distributions are made from the Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on the Company’s ADSs will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2009) as long as the Company’s ADSs continue to be readily tradable on the New York Stock Exchange and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.
     Distributions on the Company’s ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from the Company. Dividends generally will constitute foreign source passive income for U.S. foreign tax credit limitation purposes.
     Sales and other dispositions of ADSs
     Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of the Company’s ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADSs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in the Company’s ADSs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.
     Passive Foreign Investment Company
     If the Company were a Passive Foreign Investment Company or “PFIC” in any taxable year in which you hold the Company’s ADSs, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.
     The Company will be classified as a PFIC in any taxable year if either: (1) the average percentage value of its gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of its total gross assets or (2) 75% or more of its gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or held for the production of passive income and (2) the average value of the Company’s gross assets is calculated based on its market capitalization.
     The Company believes that it was not a PFIC for the taxable year 2004. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2005 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, the Company would be a PFIC for the taxable year 2005 if the sum of its average market capitalization, which is its share price multiplied by the total amount of its outstanding shares, and its liabilities over that taxable year is not more than twice the value of its cash, cash equivalents, and other assets that are readily converted into cash.
     If the Company were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions the Company makes and on any gain realized on the disposition or deemed disposition of your ADSs, regardless of whether the Company continues to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs. Distributions in respect of your ADSs during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.
     To compute the tax on “excess” distributions or any gain, (1) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before the Company became a PFIC would be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if the Company were a PFIC, no distribution that you receive from the Company would qualify for taxation at the preferential rate discussed in the “Dividends on ADSs” section above.
     If the Company were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs. However, the Company does not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs.
     If the Company were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided the Company’s ADSs are “marketable”. The Company’s ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. Separately, if the Company were a PFIC in any year, you would be able to avoid the “excess” distribution rules by making a timely election to treat us as a so-called “Qualified Electing Fund” or “QEF.” You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of the Company’s ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of the Company’s net capital gain for the taxable year. However, the Company does not intend to provide you with the information you would need to make or maintain a “QEF” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs.
     Non-U.S. Holders
     If you beneficially own ADSs and are not a U.S. Holder for U.S. federal income tax purposes (a “Non-U.S. Holder”), you generally will not be subject to U.S. federal income tax or withholding on dividends received from the Company with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADSs, unless:
•	that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such gain is attributable to a permanent establishment that you maintain in the United States; or

•	you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.
     If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income from your ADSs, including dividends and the gain from the disposition of the Company’s ADSs, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. Holders discussed above. In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.
     U.S. information reporting and backup withholding rules
     In general, dividend payments with respect to the ADSs and the proceeds received on the sale or other disposition of those ADSs may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you furnish the required information to the IRS.
     HOLDERS OF THE COMPANY’S ADSS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF THE ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.
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

Director Independence
A listed company must have a majority of independent directors on its board of directors. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$100,000 in direct compensation from the listed company.
Director Independence
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

The Company’s governance practices
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

The Company’s governance practices
The Company has not established a nominating committee. The independent non-executive Directors of the Company are nominated by the Board of Directors, and their appointment must be approved by the shareholders of the Company in a general meeting. The executive Directors of the Company are nominated by CSAHC, the controlling shareholder of the Company, and their appointment must be approved by the shareholders of the Company in a general meeting.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.	Compensation Committee
The board of directors of a listed company can, through the resolution of shareholders’ meeting, have a compensation and evaluation committee composed entirely of directors, of whom the independent directors are the majority and act as the convener.

The Company’s governance practices
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
The responsibilities are similar to those stipulated by the NYSE rules, but the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee. The responsibilities of the remuneration committee are to approve the remuneration packages of Directors and senior management of the Group, and the Company’s “preliminary proposals on annual emoluments of the directors and senior management of the Group”. The remuneration committee is also responsible for assessing performance of executive director and approving the terms of executive directors’ service contracts.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.
Audit Committee
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
The responsibilities of the audit committee are similar to those stipulated by the NYSE rules, but according to the domestic practices, the Company is not required to make an annual performance evaluation of the audit committee and the audit committee is not required to prepare an audit report to be included in the Company’s annual proxy statement.

The Company’s governance practices
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
The relevant regulations of China require the board of directors to propose plans and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers is subject to approval by the board and announced at the shareholders’ meeting and disclosed to the public upon the approval of the board of directors. The approval of director compensation and compensation plan of executive officers of the Company satisfies relevant domestic requirements.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director compensation, director continuing education, annual performance evaluation of the board of directors, etc.
Corporate Governance Guidelines China Securities Regulatory Commission (“CSRC”) has issued the Corporate Governance Rules, with which the Company has complied.

Code of Ethics for Directors, Officers and Employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
Code of Ethics for Directors, Officers and Employees
China does not have such requirement for a code for ethics. But, the directors and officers must perform their legal responsibilities in accordance with the Company Law of PRC, relative requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas.

The Company’s governance practices
The Company does not have, in form, a code of ethics that applies to the president, chief financial officer and principal accounting officer, or collectively, the senior corporate officers. The senior executive officers, all of whom currently serve as our directors, are subject to the director service contracts that they have with the Company. Under the director service contracts, the directors, including the senior corporate officers, agree that each director owes a fiduciary and diligence obligation to the Company and that no director shall engage in any activities in competition with the Company’s business or carry any activities detrimental to the interests of the Company. Each of the directors, including the senior corporate officers, also agreed to perform their respective duties as directors and senior officers in accordance with the Company Law of the PRC, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE on writing of any material non-compliance with any applicable provisions of Section 303A.
No similar requirements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
     The Group is subject to market risks due to fluctuations in interest rates. The majority of the Group’s borrowings is in the form of long-term fixed- and variable-rate debts with original maturities ranging from two to fifteen years. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. From time to time, the Group may enter into interest rate swaps designed to mitigate exposure relating to interest rate risks. No such contract was outstanding as of December 31, 2005.
     The Group is also exposed to foreign currency risk as a result of its aircraft and flight equipment being sourced from overseas suppliers. Specifically, the Group’s foreign currency exposure relates primarily to its foreign currency long-term debts used to finance such capital expenditures and its capital commitments. Subject to certain restrictive conditions imposed by the State Administration of Foreign Exchange, the Group may, from time to time, enter into forward foreign exchange contracts to mitigate its foreign currency exposures. No such contract was outstanding as of December 31, 2005.
     As of December 31, 2005, the Group operated a total of 151 aircraft under operating and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks; however, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under operating and capital leases are disclosed in Note 28 to the Financial Statements.
     The following table provides information regarding the Group’s material interest rate sensitive financial instruments as of December 31, 2005 and 2004:

	As of December 31, 2005								As of December 31, 2004
	Expected maturity date
							Total		Total
							recorded		recorded
	2006	2007	2008	2009	2010	Thereafter	amount	Fair value(2)	amount	Fair value(2)
Debt
Fixed-rate notes payable In US$	484	449	303	266	215	697	2,414	2,440	2,252	2,464
Average interest rate	6.47%	6.47%	6.47%	6.62%	6.47%	6.47%	6.47%		6.09%
Variable-rate notes payable In US$(3)	12,169	5,188	1,801	1,047	345	2,924	23,474	23,474	15,327	15,327
Average interest rate	4.57%	4.52%	4.44%	4.44%	4.46%	4.46%	4.57%		2.40%
In HKD(3)	657	1,238	—	—	—	—	1,895	1,895	3,327	3,327
Average interest rate	4.11%	4.83	—	—	—	—	4.11%		1.42%
In RMB	302	52	52	122	100	552	1,180	1,180	2,547	2,547
Average interest rate	5.06%	5.12%	5.12%	5.12%	5.12%	2.75%	4.15%		5.04%

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2005 and 2004.

(3)	Short term bank debts included certain debts of RMB2,611 million which were renewed subsequent to December 31, 2005. The renewed debts are unsecured, bear interest at floating rates ranging from 3-month HIBOR/6-month LIBOR + 0.55% to 0.60% per annum and are repayable one year from their respective renewal dates.
     The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2005 and 2004:

	As of December 31, 2005								As of December 31, 2004
	Expected maturity date
							Total		Total
							recorded		recorded
	2006	2007	2008	2009	2010	Thereafter	amount	Fair value(2)	amount	Fair value(2)
Debt
Fixed-rate notes payable In US$	484	449	303	266	215	697	2,414	2,440	2,252	2,464
Average interest rate	6.47%	6.47%	6.47%	6.62%	6.47%	6.47%	6.47%		6.09%
Variable-rate notes payable in US$(3)	12,169	5,188	1,801	1,047	345	2,924	23,474	23,474	15,327	15,327
Average interest rate	4.57%	4.52%	4.44%	4.44%	4.46%	4.46%	4.57%		2.40%
In HKD(3)	657	1,238	—	—	—	—	1,895	1,895	3,327	3,327
Average interest rate	4.11%	4.83	—	—	—	—	4.11%		1.42%
Capital commitment in US$	7,341	8,945	14,354	5,300	9,688	—	45,628	45,628	11,776	11,776

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2005 and 2004.
(3)	Short term bank debts included certain debts of RMB2,611 million which were renewed subsequent to December 31, 2005. The renewed debts are unsecured, bear interest at floating rates ranging from 3-month HIBOR/6-month LIBOR + 0.55% to 0.60% per annum and are repayable one year from their respective renewal dates.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
     There were no material modifications affecting the rights of securities holders made during the fiscal year ended December 31, 2005.
Use of Proceeds
(1)	Effective date of the Securities Act registration statement for which the use of proceeds information is being disclosed:

July 23, 1997. SEC file number assigned to such registration statement: 333-7114.

(2)	The offering commenced on July 23, 1997.

(3)	The offering was not terminated prior to the sale of any securities registered under the registration statement.

(4)	(i) The offering was not terminated prior to the sale of all securities registered under the registration statement.
(ii)	Name of the managing underwriter: Goldman Sachs (Asia) L.L.C. (global coordinator).

(iii)	and (iv)

		Aggregate			Aggregate
Title of each		price of			offering
class of		offering			price of
securities	Amount	amount		Amount	amount
registered	registered(1)	registered(2)		sold(3)	sold(4)
Ordinary H Shares of par value RMB 1.00 per share represented by American Depositary Shares	861,823,000 shares	US$	528,469,864	851,501,000 shares	US$	522,140,413
Notes:

(1)	The amount does not include 322,677,000 H Shares (some of which in the form of ADSs) which have not been registered with the SEC, of which 290,477,000 H Shares were sold to certain corporate investors in Hong Kong as part of the global offering of the Company in July 1997 and 32,200,000 H Shares were sold to certain limited partnership investment funds affiliated with Goldman, Sachs & Co. in a private placement in June 1997 prior to the Company’s global offering.

(2)	Assumes that all H Shares were sold in the form of ADSs. The price to public for each ADS is US$30.66. Each ADS represents 50 H Shares.

(3)	The amount does not include 322,677,000 H Shares referred to in note (1) above.

(4)	The amount does not include US$197,865,536 which represents the proceeds from the sale of 322,677,000 H Shares referred to in note (1) above. If the latter amount is included, the aggregate amount of proceeds to the Company would be US$720,005,950. In addition, the aggregate amount is calculated on the assumption that all H Shares were sold in the form of ADSs. Based on the actual sale of H Shares and ADSs, the aggregate amount of proceeds to the Company was US$719,494,700. The issue price per H Share was HK$4.70.
(v)

Underwriting discounts and commissions	US$	36,593,000
Finder’s fees		—
Expenses paid to or for underwriters	US$	2,958,000
Other expenses	US$	21,411,000
Total expenses	US$	60,962,000

Note:	No direct or indirect payments were made to directors, officers, general partners of the Company or their associates, or to persons owning ten percent or more of any class of equity securities of the Company, or to affiliates of the Company. All payments were made to third parties.
(vi) Net offering proceeds to the Company after deducting the total expenses in item (4)(v) above:
     US$658,532,700

Note:	The amount is calculated on the basis of the actual aggregate amount of proceeds to the Company, and includes the proceeds from the sale of 322,677,000 H Shares referred to in note (1) of item (4)(iv) above.
(vii) As of December 31, 2005, the net offering proceeds to the Company was used up as follows:

Construction of plant, building and facilities	US$41.9 million
Purchase and installation of machinery and equipment	US$394.6 million
Purchase of real estate	—
Acquisition of other business(es)	—
Repayment of indebtedness	US$192.4 million
Working Capital	US$29.6 million

Note:	No direct or indirect payments were made to directors, officers, general partners of the Company or their associates, or to persons owning ten percent or more of any class of equity securities of the Company, or to affiliates of the Company. All payments were made to third parties.
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
ITEM 16B. CODE OF ETHICS.
     As of the date of this Annual Report, the Company does not have, in form, a code of ethics that applies to the president, chief financial officer and principal accounting officer, or collectively, the senior corporate officers. The senior executive officers, all of whom currently serve as our directors, are subject to the director service contracts that they have with the Company. Under the director service contracts, the directors, including the senior corporate officers, agree that each director owes a fiduciary and diligence obligation to the Company and that no such director shall engage in any activities in competition with the Company’s business or carry out any activities detrimental to the interests of the Company. Each of the directors, including the senior corporate officers, also agreed to perform their respective duties as directors and senior officers in accordance with the Company Law of the PRC, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES.
     The following table sets forth the aggregate audit fees, audit-related fees, tax fees of the Company’s principal accountants and all other fees billed for products and services provided by the Company’s principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2004 and 2005:

	Audit Fees	Audit-Related Fees	Tax Fees
2004	RMB8.9 million	RMB6.6 million	RMB0.11 million
2005	RMB13.9 million	RMB5.8 million	RMB0.11 million
Audit-related fees
     Services provided primarily consist of the following:
a)	Review of the Group’s 2005 interim financial report prepared under IFRS; and
b)	In connection with the Company’s acquisition of the airline operations and related assets of China Northern Airlines Company and Xinjiang Airlines Company;
–	Audit of the financial statements of China Northern Airlines Company and Xinjiang Airlines Company;

–	Issuance of comfort letter on profit forecast;

–	Issuance of comfort letter on working capital forecast; and

–	Issuance of report on statement of indebtedness.
Tax fees
     Services provided primarily consist of tax compliance services.

ITEM 16D. Exemptions from the Listing Standards for Audit Committee
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     The Company and its affiliated companies have not purchased any issued common shares of the Company during 2005 and up to the date of this Annual Report.
PART IV
ITEM 17. FINANCIAL STATEMENTS.
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
4.1	Form of Director’s Service Agreement is incorporated by reference in Exhibit 4(c).1 of Form 20-F for the year of 2005.

4.2	Form of Non-Executive Director’s Service Agreement is incorporated by reference in Exhibit 4(c).2 of Form 20-F for the year of 2005.

8	Subsidiaries of the Company

12.1	Section 302 Certification of Chairman

12.2	Section 302 Certification of President

12.3	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chairman

13.2	Section 906 Certification of President

13.3	Section 906 Certification of Chief Financial Officer

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Liu Shao Yong

Name: Liu Shao Yong
Title: Chairman of the Board of Directors
Date: June 30, 2006

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
China Southern Airlines Company Limited:
     We have audited the accompanying consolidated balance sheets of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.
     As more fully described in Note 3 to the consolidated financial statements, the Group changed the presentation of share of affiliated companies’ and jointly controlled entities’ taxation in the consolidated statements of operations in order to comply with IAS 1, “Presentation of financial statements”. In addition, the Group changed the manner in which it presents minority interests in the consolidated balance sheets and consolidated statements of operations in order to comply with IAS 1 and IAS 27, “Consolidated and separate financial statements”.
     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 51 to the consolidated financial statements.
     The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of readers. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.
Hong Kong, China
April 19, 2006, except as to Note 44, which is as of May 31, 2006.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2003, 2004 and 2005
(Amounts in millions, except per share data)

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	U.S. dollars
		(restated,	(restated,
		Note 3)	Note 3)
Operating revenue:
Traffic revenue	4	16,965	23,344	37,419	4,637
Other operating revenue	4	505	630	874	108

Total operating revenue		17,470	23,974	38,293	4,745

Operating expenses:
Flight operations	5	7,070	10,418	19,394	2,403
Maintenance	6	2,589	3,459	4,589	569
Aircraft and traffic servicing	7	2,767	3,503	5,759	714
Promotion and sales	8	1,480	1,940	2,780	345
General and administrative	9	1,053	1,323	2,457	304
Depreciation and amortization	10	2,038	2,413	4,440	550
Others		17	9	179	22

Total operating expenses		17,014	23,065	39,598	4,907

Operating income/(loss)		456	909	(1,305)	(162)

Non-operating income/(expenses):
Interest income		13	22	55	7
Interest expense	12	(824)	(691)	(1,616)	(200)
Equity income/(loss) of affiliated companies	23	45	10	(285)	(35)
Equity (loss)/income of jointly controlled entities	24	(46)	(16)	36	4
Loss on sale of property, plant and equipment		(22)	(1)	(32)	(4)
Exchange (loss)/gain, net		(164)	(59)	1,220	151
Others, net		21	46	74	9

Total net non-operating expenses		(977)	(689)	(548)	(68)

Loss/(income) before taxation		(521)	220	(1,853)	(230)

Income tax benefit/(expense)	13	334	(65)	7	1

(Loss)/income for the year		(187)	155	(1,846)	(229)

Attributable to:
Equity shareholders of the Company		(358)	(48)	(1,848)	(229)
Minority interests		171	203	2	—

Net (loss)/income		(187)	155	(1,846)	(229)

Basic loss per share	15	(0.09)	(0.01)	(0.42)	(0.052)

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and 2005
(Amounts in millions)

	Note	2004	2005	2005
		RMB	RMB	U.S. dollars
		(restated,
		Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	16	3,083	2,901	360
Trade receivables	17	1,203	1,518	188
Inventories	18	1,302	1,382	171
Short term investments	19	683	—	—
Other receivables	20	720	956	119
Prepaid expenses and other current assets		378	380	47
Amounts due from related companies	30	—	84	10

Total current assets		7,369	7,221	895

NON-CURRENT ASSETS
Property, plant and equipment, net	21	46,841	54,266	6,725
Construction in progress	22	565	674	84
Other investments	19	272	320	40
Interest in affiliated companies	23	429	142	18
Interest in jointly controlled entities	24	782	805	99
Lease prepayments		346	333	41
Lease and equipment deposits		5,397	7,265	900
Deferred tax assets	25	51	74	9
Other assets	26	331	302	37

Total non-current assets		55,014	64,181	7,953

TOTAL ASSETS		62,383	71,402	8,848

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable, including current installments of long-term notes payable	27	11,518	16,223	2,010
Current installments of obligations under capital leases	28	2,144	3,373	418
Trade and bills payables	29	1,690	3,929	487
Sales in advance of carriage		874	1,413	175
Amounts due to related companies	30	2,434	116	14
Accrued expenses	31	4,551	4,250	527
Other liabilities	32	2,974	3,796	471
Taxes payable		39	28	3

Total current liabilities		26,224	33,128	4,105

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and 2005
(Amounts in millions)

	Note	2004	2005	2005
		RMB	RMB	U.S. dollars
		(restated,
		Note 3)
NON-CURRENT LIABILITIES
Notes payable, excluding current installments	27	11,935	12,740	1,579
Obligations under capital leases, excluding current installments	28	9,599	12,459	1,544
Provision for major overhauls	33	284	301	37
Deferred tax liabilities	25	338	342	42
Deferred credits		100	496	62

Total non-current liabilities		22,256	26,338	3,264

TOTAL LIABILITIES		48,480	59,466	7,369

SHAREHOLDERS’ EQUITY
Equity attributable to equity shareholders of the Company	34,35	11,848	10,000	1,239
Minority interests		2,055	1,936	240

TOTAL SHAREHOLDERS’ EQUITY		13,903	11,936	1,479

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY		62,383	71,402	8,848

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2003, 2004 and 2005
(Amounts in millions)

	Attributable to equity shareholders of the company
				Retained
				earnings/
	Share	Share	Other	(accumulated		Minority	Total
	capital	premium	reserves	loss)	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
			(Note (i))			(Note (ii))
At December 31, 2002	3,374	3,684	586	1,969	9,613	1,516	11,129

Issue of A Shares	1,000	1,641	—	—	2,641	—	2,641
(Loss)/income for the year	—	—	—	(358)	(358)	171	(187)
Appropriations to reserves	—	—	25	(25)	—	—	—
Capital contributions from minority shareholders	—	—	—	—	—	1	1
Distributions to minority shareholders	—	—	—	—	—	(15)	(15)

At December 31, 2003	4,374	5,325	611	1,586	11,896	1,673	13,569

(Loss)/income for the year	—	—	—	(48)	(48)	203	155
Appropriations to reserves	—	—	61	(61)	—	—	—
Capital contributions from minority shareholders	—	—	—	—	—	71	71
Distributions to minority shareholders	—	—	—	—	—	(15)	(15)
Through the CNA/XJA Acquisitions	—	—	—	—	—	123	123

At December 31, 2004	4,374	5,325	672	1,477	11,848	2,055	13,903

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2003, 2004 and 2005
(Amounts in millions)

	Attributable to equity shareholders of the company
				Retained
				earnings/
	Share	Share	Other	(accumulated		Minority	Total
	capital	premium	reserves	loss)	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
			(Note (i))			(Note (ii))
At December 31, 2004	4,374	5,325	672	1,477	11,848	2,055	13,903

(Loss)/income for the year	—	—	—	(1,848)	(1,848)	2	(1,846)
Appropriations to reserves	—	—	19	(19)	—	—	—
Capital contributions from minority shareholders	—	—	—	—	—	17	17
Acquisition of equity interest held by minority shareholders	—	—	—	—	—	(118)	(118)
Distributions to minority shareholders	—	—	—	—	—	(20)	(20)

At December 31, 2005	4,374	5,325	691	(390)	10,000	1,936	11,936

Total equity at December 31, 2005 in U.S. dollars	542	660	85	(48)	1,239	240	1,479

See accompanying notes to consolidated financial statements.

Notes:
(i) Other reserves represent statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve. Details are set out in Note 35.
(ii) Minority interests were presented separately from liabilities and equity at December 31, 2003 and 2004. Minority interests are presented within the equity with effect from January 1, 2005 and the presentation of minority interests for the comparative years has been restated accordingly. Details are set out in Note 3.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003, 2004 and 2005
(Amounts in millions)

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	U.S. dollars
		(restated,	(restated,
		Note 3)	Note 3)
(Loss)/income before taxation		(521)	220	(1,853)	(230)
Adjustments to reconcile (loss)/income before taxation to cash inflows from operations
Depreciation of property, plant and equipment		1,998	2,363	4,420	548
Other amortization		40	50	40	5
Amortization of deferred credits		(2)	(4)	(78)	(10)
Equity (loss)/income of affiliated companies		(45)	(10)	285	36
Equity income/(loss) of jointly controlled entities		46	16	(36)	(5)
Loss on sale of property, plant and equipment		22	1	32	4
Interest income		(13)	(22)	(55)	(7)
Interest expense		824	691	1,616	200
Net realised and unrealised gain on equity securities held for trading		—	(15)	(6)	(1)
Non-cash exchange loss/(gain), net		177	42	(1,164)	(144)
Decrease/(increase) in inventories		2	(29)	46	6
Increase in trade receivables		(162)	(218)	(315)	(39)
Decrease/(increase) in other receivables		77	(166)	(236)	(29)
Increase in prepaid expenses and other current assets		(6)	(31)	(2)	—
Increase in deferred expenditure		—	(2)	—	—
Increase/(decrease) in net amounts due from/(to) related companies		404	(586)	(493)	(61)
(Decrease)/increase in trade and bills payables		(466)	(30)	2,239	277
Increase in sales in advance of carriage		76	408	539	67
Increase/(decrease) in accrued expenses		203	541	(399)	(49)
Increase in other liabilities		373	1,223	822	102
Increase in provision for major overhauls		48	113	17	2

Cash inflows from operations		3,075	4,555	5,419	672
Interest received		13	22	55	7
Interest paid		(924)	(754)	(1,616)	(200)
Income tax paid		(35)	(227)	(23)	(3)

Net cash inflows from operating activities		2,129	3,596	3,835	476

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003, 2004 and 2005
(Amounts in millions)

	Note		2003	2004	2005	2005
			RMB	RMB	RMB	U.S. dollars
			(restated,	(restated,
			Note 3)	Note 3)
Investing activities:
Proceeds from sale of property, plant and equipment			57	47	238	30
Proceeds from sale of other investments			—	—	689	85
Increase in deferred credits			—	—	57	7
Dividends received from affiliated companies			—	12	2	—
Dividends received from jointly controlled entities			—	5	39	5
Dividends received from other non-current assets			—	—	4	1
Dividends received from equity securities held for trading			—	13	—	—
Decrease/(increase) in other non-current assets			6	(9)	4	1
Payment for the CNA/XJA Acquisitions			—	—	(1,959)	(243)
Payment for acquisition of equity interest held by minority shareholders			—	—	(118)	(15)
Payment of lease and equipment deposits			(1,852)	(3,151)	(6,649)	(824)
Refund of lease and equipment deposits			1,066	1,253	4,619	572
Capital expenditures			(4,707)	(6,631)	(4,935)	(612)
Purchase of other investments			(1)	(680)	—	—
Investments in an affiliated company			—	(9)	—	—
Investments in jointly controlled entities			(3)	(72)	—	—
Effect of the CNA/XJA Acquisitions	40	(a)	—	398	—	—

Net cash used in investing activities			(5,434)	(8,824)	(8,009)	(993)

Net cash outflows before financing activities			(3,305)	(5,228)	(4,174)	(517)

Financing activities:
Proceeds from A Shares issue, net of issuance costs			2,641	—	—	—
Proceeds from notes payable			8,914	14,555	18,238	2,260
Repayment of notes payable			(8,371)	(7,108)	(12,193)	(1,511)
Repayment of principal under capital lease obligations			(1,555)	(1,272)	(2,050)	(254)
Capital contributions received from minority shareholders			1	71	17	2
Dividends paid to minority shareholders			(15)	(15)	(20)	(2)

Net cash inflows from financing activities			1,615	6,231	3,992	495

Decrease/(increase) in cash and cash equivalents			(1,690)	1,003	(182)	(22)
Cash and cash equivalents at January 1			3,770	2,080	3,083	382

Cash and cash equivalents at December 31			2,080	3,083	2,901	360

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions, except share data)
1. BASIS OF PRESENTATION
     China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport, which is both the main hub of the Group’s route network and the location of its corporate headquarters.
     The Company was established in the People’s Republic of China (the “PRC”, “China” or the “State”) on March 25, 1995 as a joint stock limited company as part of the reorganization (the “Reorganization”) of the Company’s holding company, China Southern Air Holding Company (“CSAHC”). CSAHC is a state-owned enterprise under the supervision of the PRC central government.
     The Company’s H shares and American Depositary Shares (“ADS”) (each ADS representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares which are listed on the Shanghai Stock Exchange.
     The Company acquired the airline operations and certain related assets of China Northern Airlines Company (“CNA”) and Xinjiang Airlines Company (“XJA”) from its parent company, CSAHC, on December 31, 2004 (the “CNA/XJA Acquisitions”) (Note 40).
     The consolidated financial statements have been prepared in Renminbi (“RMB”), the national currency of the PRC. Translation of amounts from RMB into United States dollar (“US$”) solely for the convenience of readers has been made at the rate of US$1.00 to RMB8.0694, being the average of the buying and selling rates as quoted by the People’s Bank of China (the “PBOC”) at the close of business on December 31, 2005. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2005 or at any other certain date.
2. PRINCIPAL ACCOUNTING POLICIES
(a) Statement of compliance
     These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) promulgated by the International Accounting Standards Board (the “IASB”). IFRSs include International Accounting Standards (“IAS”) and interpretations.
     The IASB has issued a number of new and revised IFRSs that are effective for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised IFRSs for the current and prior accounting periods reflected in these financial statements is provided in Note 3.
     Information relating to the nature and effect of the significant differences between IFRSs and accounting principles generally accepted in the United States of America (''U.S. GAAP’’) are set forth in Note 51.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(b) Basis of preparation
     As of December 31, 2005, the Group’s current liabilities exceeded its current assets by RMB25,907, which includes current instalments of notes payable of RMB16,223. In preparing the consolidated financial statements, the directors have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfil the Group’s short term obligations and capital expenditure requirements. Accordingly, the consolidated financial statements have been prepared on the basis that the Group will be able to continue as a going concern. Further details are set out in Note 41.
     The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interest in affiliated companies and jointly controlled entities.
     The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets are stated at their fair value as explained in the accounting policies set out below:
–	Certain property, plant and equipment (Note 2(d)); and

–	Short term investments (Note 2(h)).
     The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
     The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
     Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are disclosed in Note 47.
(c) Basis of consolidation
(i) Subsidiaries

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
     Intra-group balances and transactions, and any unrealized income arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized income, but only to the extent that there is no evidence of impairment.
     Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are prepared in the consolidated balance sheet and statement of changes in shareholders’ equity within equity, separately from, equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between minority interest and the equity shareholders of the Company.
     Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports income, the Group’s interest is allocated all such income until the minority’s share of losses previously absorbed by the Group has been recovered.
(ii) Affiliated companies and jointly controlled entities
     An affiliated company is an entity in which the Group has significant influence, but not control or joint control, over the financial and operating policies. The consolidated financial statements include the Group’s share of the total recognized gains and losses of affiliated companies on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an affiliated company, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an affiliated company.
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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(iii) Goodwill
     Goodwill represents the excess of the cost of a business combination or an investment in an affiliated company or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.
     Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of affiliated companies or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the affiliated company or jointly controlled entity.
     Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an affiliated company or a jointly controlled entity is recognized immediately in income or loss.
     On disposal of a cash generating unit, an affiliated company or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.
(d) Property, plant and equipment and depreciation
(i) Owned assets
     An item of property, plant and equipment is initially recorded at cost less accumulated depreciation (see (iv) below) and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use and the initial estimate, where relevant, of the costs of dismantling and removing the item and restoring the site on which it is located. Subsequent to the revaluation (Note 21), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at the balance sheet date.
     Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the item and are recognized in the statement of operations on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained earnings.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(ii) Leased assets
     Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as capital leases.
     Flight equipment acquired by way of capital leases is stated at an amount equal to lower of its fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation (see (iv) below) and impairment losses (Note 2(l)) and the corresponding liabilities, net of finance charges are recorded as obligations under capital leases. Subsequent to the revaluation (Note 21), which was based on depreciated replacement costs, leased assets are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at the balance sheet date.
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
     Where the Group has the use of assets held under operating leases, payments made under operating leases are charged to the statement of operations in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the statement of operations as an integral part of the aggregate net lease payments. Contingent rentals are charged to the consolidated statement of operations in the accounting period in which they are incurred.
(iii) Subsequent costs
     The Group recognizes in the carrying amounts of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognized in the statement of operations as an expense as incurred.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(iv) Depreciation
     Depreciation is calculated to write off the cost or revalued amount of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	15 to 40 years
Owned and leased aircraft	15 to 20 years
Other flight equipment
Jet engines	8 to 15 years
Others, including rotable spares	8 to 15 years
Machinery and equipment	5 to 10 years
Vehicles	6 years
     Depreciation for assets acquired under capital leases is calculated to write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out above.
     Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.
(e) Construction in progress
     Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost less impairment losses (Note 2(l)). Cost comprises direct costs of construction and the initial estimate, where relevant, of the costs of dismantling and removing the item and restoring the site on which it is located as well as interest charges during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.
     No depreciation is provided in respect of construction in progress.
(f) Lease prepayments
     Lease prepayments represent land use rights paid to the PRC’s governmental authorities. Land use rights are carried at cost less impairment losses (Note 2(l)) and are charged to the statement of operations on a straight-line basis over the respective periods of the rights which range from 30 to 50 years.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(g) Deferred expenditure
     Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortized over the terms of the related leases.
     Lump sum housing benefits payable to employees of the Group are deferred and amortized on a straight line basis over a period of 10 years, which represents the benefit vesting period of the employees.
     Deferred expenditure is carried at cost less impairment losses (Note 2(l)).
(h) Other investments in debt and equity securities
     The Group’s policies for investments in debt and equity securities, other than investments in subsidiaries, affiliated companies and jointly controlled entities, are as follows:
     Investments in securities held for trading are classified as current assets and are initially stated at fair value. At the balance sheet date the fair value is remeasured, with any resultant gain or loss recognized in the statement of operations.
     Dated debt securities that the Group has the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are initially recognized in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortized cost less impairment losses (Note 2(l)).
     Other financial instruments are stated at cost less impairment losses (Note 2(l)). Other financial instruments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.
(i) Inventories
     Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal are stated at the lower of cost and net realizable value. Net realizable value represents estimated resale price.
(j) Trade and other receivables
     Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (Note 2(l)).

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(k) Cash and cash equivalents
     Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purposes of the consolidated statement of cash flows.
(l)	Impairment of assets

(i)	Impairment of investments in debt and equity securities and other receivables
     Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognized as follows:
–	For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

–	For financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).
     If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the statement of operations. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(ii) Impairment of other assets
     Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:
–	Property, plant and equipment;

–	Construction in progress;

–	Lease and equipment deposits;

–	Lease prepayments;

–	Deferred expenditure; and

–	Interests in affiliated companies and jointly controlled entities.
If any such indication exists, the asset’s recoverable amount is estimated.
–	Calculation of recoverable amount
     The recoverable amount of an asset is the greater of its net selling price and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).
–	Recognition of impairment losses
     An impairment loss is recognized in the statement of operations whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.
–	Reversals of impairment losses

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.
     A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the statement of operations in the year in which the reversals are recognized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(m) Interest- bearing borrowings
     Interest-bearing borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statement of operations over the period of the borrowings using the effective interest method.
(n) Trade and other payables
     Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.
(o) Provisions and contingent liabilities
     Provisions are recognized for liabilities of uncertain timing or amount when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.
     Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.
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
(q) Deferred credits

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(r) Income tax
     Income tax for the year comprises current and movement in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the statement of operations except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.
     Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.
     Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.
     Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable income will be available against which the asset can be utilized, are recognized. Future taxable income that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.
     The limited exceptions to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investment in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.
     The amount of deferred tax recognized is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.
     The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable income will be available.
          Additional income taxes that arise from the distribution of dividends are recognized when the liability to pay the related dividends is recognized.
          Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:
–	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.
(s) Revenue recognition
(i) Passenger, cargo and mail revenues are recognized when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognized when services are rendered. Revenue is stated net of sales tax.
(ii)	Interest income is recognized as it accrues using the effective interest method.

(iii)	Dividend income is recognized when the Group’s right to receive dividend is established.

(iv)	Operating lease income is recognized on a straight line basis over the terms of the respective leases.
(t) Traffic commissions
     Traffic commissions are expensed when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(u) Maintenance and overhaul costs
     Routine maintenance, repairs and overhauls are expensed in the statement of operations as and when incurred.
     In respect of owned and capital leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognized in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognized and charged to the statement of operations.
     In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls required to be performed on the related aircraft prior to their return to the lessors.
(v) Borrowing costs
     Borrowing costs are expensed in the statement of operations as and when incurred, except to the extent that they are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.
(w) Retirement benefits
     Contributions to retirement schemes and additional retirement benefits paid to retired employees are accrued in the year in which the associated services are rendered by employees.
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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(y) Translation of foreign currencies
     Transactions in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the PBOC prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Renminbi at the PBOC exchange rates at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of operations. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing on the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates at the dates the fair value was determined.
(z) Related parties
     For the purposes of these consolidated financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/ or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.
(aa) Segmental reporting
     A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.
3. NEW AND REVISED IFRSs
     The IASB has issued a number of new and revised IFRSs that are effective for accounting periods beginning on or after January 1, 2005.
     The accounting policies of the Group after the adoption of these new and revised IFRSs have been summarized in Note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (Note 48).

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(a) Changes in presentation of share of affiliated companies’ and jointly controlled entities’ taxation (IAS 1, Presentation of Financial Statements)
     In prior years, the Group’s share of taxation of affiliated companies and jointly controlled entities accounted for using the equity method was included as part of the Group’s income tax in the consolidated statement of operations. With effect from January 1, 2005, in accordance with the implementation guidance in IAS 1, the Group has changed the presentation and includes the share of taxation of affiliated companies and jointly controlled entities accounted for using the equity method in the respective shares of income or loss reported in the consolidated statement of operations before arriving at the Group’s income or loss before tax. These changes in presentation have been applied retrospectively with comparatives restated.
     As a result of these changes in presentation, the Group’s share of results of affiliated companies and jointly controlled entities and income tax expense/benefit have been adjusted. Share of income of affiliated companies for the years ended December 31, 2003 and 2004 decreased by RMB3 and RMB2, respectively. Share of losses of affiliated companies for the year ended December 31, 2005 decreased by RMB15. Share of losses of jointly controlled entities increased by RMB7 and RMB11 for the years ended December 31, 2003 and 2004, respectively, and decreased by RMB3 for the year ended December 31, 2005. The Group’s income tax expense has decreased by RMB10 and RMB13 during the years ended December 31, 2003 and 2004, respectively and income tax benefit has decreased by RMB18 during the year ended December 31, 2005. Accordingly, there is no effect on the net results and net assets of the Group in periods presented.
(b)	Changes in presentation of minority interests (IAS 1, Presentation of financial statements and IAS 27, Consolidated and separate financial statements)
     In prior years, minority interests at the balance sheet date were presented separately from liabilities and equity in the consolidated balance sheet. Minority interests in the results of the Group for the year were also separately presented in the consolidated statement of operations as a deduction before arriving at the results attributable to shareholders (the equity shareholders of the Company).
     With effect from January 1, 2005, in order to comply with IAS 1 and IAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company. Further details of the new policy are set out in Note 2(c). These changes in presentation have been applied retrospectively with comparatives restated.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     As a result of these changes in presentation, the Group’s loss for the years ended December 31, 2003, 2004 and 2005 have decreased by RMB171, RMB203 and RMB2, respectively and the Group’s total equity as of December 31, 2004 and 2005 have increased by RMB2,055 and RMB1,936, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(c) Scope of related parties (IAS 24, Related party disclosures)
     As a result of the adoption of revised IAS 24, the definition of related parties as disclosed in Note 2(z) has been expanded such that state-controlled entities are included. The revised IAS 24 also requires the compensation of key management personnel to be disclosed. The Group has included these additional disclosures in these consolidated financial statements.
4. TURNOVER
     Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. An analysis of turnover is as follows:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Traffic revenue
Passenger	15,010	21,100	34,328
Cargo and mail	1,955	2,244	3,091

	16,965	23,344	37,419

Other operating revenue
Commission income	140	203	237
General aviation income	40	55	77
Ground services income	99	146	195
Air catering income	31	53	25
Net income from lease arrangements (Note 21)	69	—	—
Rental income	40	45	69
Aircraft lease income	—	11	1
Others	86	117	270

	505	630	874

	17,470	23,974	38,293

     Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and outbound international/Hong Kong and Macau flights. Sales tax incurred by the Group for the years ended December 31, 2003, 2004 and 2005, netted off against revenue, amounted to RMB206, RMB716, and RMB1,111, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     In addition, the Group is required to pay contributions to the CAAC Infrastructure Development Fund. Prior to May 1, 2003, contributions to CAAC Infrastructure Development Fund were payable at 5% and 2%, respectively, of the domestic and international/ Hong Kong and Macau traffic revenue. For the period from May 1, 2003 to March 31, 2004, the Group was exempted from paying any contributions. Effective from April 1, 2004, contributions to the CAAC Infrastructure Development Fund are payable based on the traffic capacity deployed by the Group on its routes. The contributions now form part of the flight operations expenses and amounted to RMB466 and RMB978 for the years ended December 31, 2004 and 2005, respectively (Note 5). The contributions for the year ended December 31, 2003 amounted to RMB251 were netted off against traffic revenue.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
5. FLIGHT OPERATIONS EXPENSES

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Jet fuel costs	3,867	6,050	11,929
Operating lease rentals
- Aircraft and flight equipment	1,536	1,665	2,497
- Land and buildings	136	109	302
Air catering expenses	474	705	1,196
Aircraft insurance	196	185	105
Flight personnel payroll and welfare	728	1,026	1,619
Training expenses	123	183	373
CAAC Infrastructure Development Fund contributions (Note 4)	—	466	978
Others	10	29	395

	7,070	10,418	19,394

6. MAINTENANCE EXPENSES

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Repairing and maintenance charges	2,289	3,247	4,153
Maintenance materials	300	212	436

	2,589	3,459	4,589

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
7. AIRCRAFT AND TRAFFIC SERVICING EXPENSES

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Landing and navigation fees	2,562	3,222	4,891
Ground service charges	205	281	868

	2,767	3,503	5,759

8. PROMOTION AND SALES EXPENSES

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Sales commissions	757	1,062	1,503
Ticket office expenses	504	552	659
Computer reservation services	175	233	417
Advertising and promotion	24	36	32
Others	20	57	169

	1,480	1,940	2,780

9. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
General corporate expenses	1,011	1,260	2,408
Impairment losses for trade and other receivables (Note 17)	12	27	—
Auditors’ remuneration	8	11	12
Other taxes and levies	22	25	37

	1,053	1,323	2,457

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
10. DEPRECIATION AND AMORTIZATION

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Depreciation
- Owned assets	1,502	1,891	3,292
- Assets acquired under capital leases	496	472	1,128
Amortization of deferred credits	—	—	(20)
Other amortization	40	50	40

	2,038	2,413	4,440

     Depreciation of property, plant and equipment leased out under operating leases amounted to RMB55, RMB55 and RMB35 for the years ended December 31, 2003, 2004 and 2005, respectively.
11. STAFF COSTS

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Salaries, wages and welfare	1,496	2,260	3,515
Retirement schemes contributions	150	168	472

	1,646	2,428	3,987

     Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 5 to 9 above.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
12. INTEREST EXPENSE

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Interest on bank and other notes payable wholly repayable within five years	288	221	211
Interest on other notes payable	176	156	877
Finance charges on obligations under capital leases	443	348	626
Less: borrowing costs capitalized	(83)	(34)	(98)

	824	691	1,616

     The borrowing costs have been capitalized at rates ranging from 1.62% to 5.46% per annum, 1.51% to 3.48% per annum, and 4.14% to 5.27% per annum for the years ended December 31, 2003, 2004 and 2005, respectively.
13. INCOME TAX (BENEFIT)/EXPENSE
a) Income tax (benefit)/expense in the consolidated statements of operations

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
	(restated,	(restated,
	Note 3)	Note 3)
PRC income tax	47	176	12

Deferred tax (Note 25)
- current year	11	(111)	(19)
- adjustment for change in enacted tax rate	(392)	—	—

	(334)	65	(7)

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
     In respect of the Group’s overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the years ended December 31, 2003, 2004 and 2005.
b) Reconciliation between tax (benefit)/expense and accounting (loss)/income at applicable tax rates

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
	(restated,	(restated,
	Note 3)	Note 3)
(Loss)/income before tax	(521)	220	(1,853)

Expected tax on (loss)/income before tax calculated at 15% for the years ended December 31, 2003, 2004 and 2005	(78)	33	(278)
Adjustments:
Effect on change in income tax rate on deferred taxation	(392)	—	—
Rate differential on subsidiaries/branches	5	3	7
Tax effect of non-deductible expenses	80	29	82
Tax effect of non-taxable income	—	—	(8)
Tax effect of share of results of affiliated companies and jointly controlled entities	(9)	(1)	37
Tax effect of unused tax losses not recognized	22	—	135
Expired tax losses	34	—	—
Others	4	1	18

Actual tax (benefit)/expense	(334)	65	(7)

     All but an insignificant amount of (loss)/income before taxation is from domestic sources.

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
     The PRC withholding tax payable by the Group for the years ended December 31, 2003, 2004 and 2005 of RMB8, RMB23 and RMB55, respectively, in respect of the operating leases executed after September 1, 1999 has been included as part of the operating lease rentals.
14. DIVIDENDS
     No interim dividend was paid during the years ended December 31, 2003, 2004 and 2005.
     The board of directors of the Company does not recommend the payment of a final dividend in respect of the year ended December 31, 2005. No final dividend was paid in respect of the years ended December 31, 2003 and 2004.
15. BASIC LOSS PER SHARE
     The calculation of basic loss per share for the years ended December 31, 2003, 2004 and 2005 is based on the loss attributable to equity shareholders of the Company of RMB358, RMB48, and RMB1,848, respectively, and the weighted average number of shares in issue of 3,831,712,000, 4,374,178,000, and 4,374,178,000, respectively.
     The amount of diluted loss per share is not presented as there were no dilutive potential ordinary shares in existence during the years ended December 31, 2003, 2004 and 2005.
16. CASH AND CASH EQUIVALENTS
     As of December 31, 2004 and 2005, cash and cash equivalents comprise cash at bank and in hand and deposits with China Southern Airlines Group Finance Company Limited (“SA Finance”), a PRC authorized financial institution controlled by CSAHC and an affiliated company of the Group. In accordance with the financial agreement dated May 22, 1997 and subsequently revised on December 31, 2004 between the Company and SA Finance, all the Group’s deposits accepted by SA Finance were simultaneously placed with several designated major PRC banks by SA Finance. As of December 31, 2004 and 2005, the Group’s deposits with SA Finance amounted to RMB406 and RMB544, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     Included in cash and cash equivalents are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2004	2005
United States Dollars	US$ 37	US$ 24
Japanese Yen	JPY1, 272	JPY1, 161

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
17. TRADE RECEIVABLES

	December 31,
	2004	2005
	RMB	RMB
Trade receivables, principally traffic	1,295	1,562
Less: Impairment losses for bad and doubtful accounts	(92)	(44)

	1,203	1,518

     Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses for bad and doubtful accounts, is set out below:

	December 31,
	2004	2005
	RMB	RMB
Within 1 month	998	1,366
More than 1 month but less than 3 months	163	137
More than 3 months but less than 12 months	42	14
More than 12 months	—	1

	1,203	1,518

     As of December 31, 2004 and 2005, the Group had an amount due from a fellow subsidiary of RMB52 and RMB42, respectively, which was included in trade receivables.
     All of the trade receivables are expected to be recovered within one year.
     Included in trade receivables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2004		2005
United States Dollars	US$	11	US$	15

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     Movements in impairment losses for bad and doubtful accounts comprise:

	Year ended December 31,
	2004	2005
	RMB	RMB
At January 1	70	92
Impairment losses for bad and doubtful accounts (Note 9)	27	—
Through the CNA/XJA Acquisitions	44	—
Bad and doubtful accounts written off	(49)	(48)

At December 31	92	44

18. INVENTORIES

	December 31,
	2004	2005
	RMB	RMB
Expendable spare parts and maintenance materials	1,175	1,241
Other supplies	127	141

	1,302	1,382

     The analysis of the amount of inventories recognized as an expense is as follows:

	December 31,
	2004	2005
	RMB	RMB
Consumption	596	720
Write-down of inventories	—	209

	596	929

As a result of fleet adjustment, inventories have been written down by RMB209 at December 31, 2005.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
19. OTHER INVESTMENTS

	December 31,
	2004	2005
	RMB	RMB
Non-current investments
Unlisted equity securities available for sale, at cost	272	320

Current investments
Listed equity securities held for trading	523	—
Listed debt securities held-to-maturity	160	—

	683	—

Market value of listed securities	683	—

     The current investments at December 31, 2004 were listed outside Hong Kong.
     Net realized and unrealized gain on trading securities of the Group amounted to RMBNil, RMB15 and RMB6 during the years ended December 31, 2003, 2004 and 2005, respectively.
     Dividend income from unlisted securities of the Group amounted to RMBNil, RMB14 and RMB4 during the years ended December 31, 2003, 2004 and 2005, respectively.
     The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of debt security held-to-maturity as of December 31, 2004 and 2005 were as follows:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	losses	Fair value
	RMB	RMB	RMB	RMB
As of December 31, 2004

Debt securities held-to-maturity	160	—	—	160

As of December 31, 2005

Debt securities held-to-maturity	—	—	—	—

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
20. OTHER RECEIVABLES
     As of December 31, 2004 and 2005, other receivables of the Group included an amount due from Zhongyuan Airlines Company Limited (“Zhongyuan Airlines”) of RMB104 and RMB98, respectively. As of December 31, 2005 and up to date of approval of these consolidated financial statements, the Group is in the process of applying for transfer of certain properties held by Zhongyuan Airlines for settlement of the balance.
21. PROPERTY, PLANT AND EQUIPMENT, NET

				Other flight
		Aircraft		equipment,	Machinery,
			Held	including	equipment
			under capital	rotable	and
	Buildings	Owned	leases	spares	vehicles	Total
Cost or valuation:
At January 1, 2004	3,288	17,222	10,463	6,842	1,930	39,745
Exchange adjustments	5	—	—	—	12	17
Reclassification on exercise of purchase options	—	550	(550)	—	—	—
Additions	336	4,156	—	525	5	5,022
Transfer from construction in progress	2,472	—	—	—	235	2,707
Through the CNA/XJA Acquisitions	915	5,206	4,616	1,753	490	12,980
Disposals	(28)	—	—	(76)	(73)	(177)

At December 31, 2004	6,988	27,134	14,529	9,044	2,599	60,294

Representing:
Cost	6,633	20,905	10,189	6,870	2,115	46,712
Valuation - 1996 (Note (b))	355	6,229	4,340	2,174	484	13,582

	6,988	27,134	14,529	9,044	2,599	60,294

At January 1, 2005	6,988	27,134	14,529	9,044	2,599	60,294
Exchange adjustments	(6)	—	—	—	(14)	(20)
Additions	64	1,827	8,146	1,336	307	11,680
Transfer from construction in progress	513	—	—	—	56	569
Transfer to inventories	—	—	—	(126)	—	(126)
Disposals	(256)	—	—	(207)	(81)	(544)

At December 31, 2005	7,303	28,961	22,675	10,047	2,867	71,853

Representing:
Cost	6,948	22,732	18,335	7,873	2,383	58,271
Valuation - 1996 (Note (b))	355	6,229	4,340	2,174	484	13,582

	7,303	28,961	22,675	10,047	2,867	71,853

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

				Other flight
		Aircraft		equipment,	Machinery,
			Held	including	equipment
			under capital	rotable	and
	Buildings	Owned	leases	spares	vehicles	Total
Accumulated depreciation:

At January 1, 2004	594	3,192	2,605	3,644	1,174	11,209
Exchange adjustments	1	—	—	—	9	10
Reclassification on exercise of purchase options	—	183	(183)	—	—	—
Charge for the year	179	956	472	544	212	2,363
Disposals	(17)	—	—	(51)	(61)	(129)

At December 31, 2004	757	4,331	2,894	4,137	1,334	13,453

At January 1, 2005	757	4,331	2,894	4,137	1,334	13,453
Exchange adjustments	(1)	—	—	—	(11)	(12)
Charge for the year	227	1,546	1,108	1,121	418	4,420
Disposals	(74)	—	—	(145)	(55)	(274)

At December 31, 2005	909	5,877	4,002	5,113	1,686	17,587

Net book value:

At December 31, 2004	6,231	22,803	11,635	4,907	1,265	46,841

At December 31, 2005	6,394	23,084	18,673	4,934	1,181	54,266

(a) Substantially all of the Group’s buildings are located in the PRC. The Group was formally granted the rights to use the twenty one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group’s buildings are erected, the Group was formally granted the rights to use such land for periods of one to five years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments totaling RMB2, RMB2 and RMB24 were paid to CSAHC for each of the years ended December 31, 2003, 2004 and 2005, respectively in respect of these leases (Note 36).
(b) In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as of December 31, 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp., a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     Subsequent to the 1996 revaluation, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of September 30, 2005, by Savills Valuation & Professional Services Limited, a firm of independent valuers, on a depreciated replacement cost basis, the carrying value of property, plant and equipment did not differ materially from their fair value. Consequently, no additional fair value adjustment was recorded during the year ended December 31, 2005.
     At December 31, 2005, the carrying amount of such revalued property, plant and equipment approximated the historical carrying value of such assets had they been stated at cost less accumulated depreciation and impairment losses.
(c) As of December 31, 2004 and 2005, certain aircraft of the Group with an aggregate carrying amount of approximately RMB23,562 and RMB30,408, respectively, were mortgaged under certain notes payable and lease agreements (Notes 27 and 28).
(d) In 2003, the Group entered into operating lease arrangements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a jointly controlled entity of the Group. The leases with initial one-year term are automatically renewable for additional subsequent one year unless either party gives appropriate notice of termination. In this connection, rental income totaling RMB31, RMB31 and RMB31 was received by the Group for each of the years ended December 31, 2003, 2004 and 2005 in respect of the leases (Note 36). The carrying amount and accumulated depreciation of the relevant property, plant and equipment totaled RMB787 and RMB514 at December 31, 2004, and RMB862 and RMB664 at December 31, 2005, respectively. Depreciation of relevant property, plant and equipment recognized for each of the years ended December 31, 2003, 2004 and 2005 amounted to RMB55, RMB55 and RMB35, respectively. As of December 31, 2005, the Group’s total future minimum lease payments under non-cancellable operating leases were receivable within one year and amounted to RMB31.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(e) The Group entered into two separate arrangements (the “Arrangements”) with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Group sold an aircraft and then immediately leased back the aircraft for an agreed period. The lease payment obligations, with pre-determined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Group in form of deposits and debt securities in favor of the lessor. The Group has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Group, the Group is liable to pay a pre-determined penalty to the lessor. Provided that the Group complies with the lease agreements, the Group is entitled to the continued possession and operation of the aircraft. Since the Group retains substantially all risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment. As of December 31, 2004 and 2005, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,462 and RMB2,376, respectively. As a result of the Arrangements, the Group received net cash benefit of RMB69 in 2003, which was recognized as income for 2003.
(f) As of December 31, 2005 and up to the date of approval of these consolidated financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in the Guangzhou Baiyun International Airport, in which the Group has interests and for which such certificates have not been granted. As of December 31, 2004 and 2005, carrying value of such properties of the Group amounted to RMB2,319 and RMB2,316, respectively. The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.
22. CONSTRUCTION IN PROGRESS

	December 31,
	2004	2005
	RMB	RMB
At January 1	1,630	565
Additions	1,616	678
Through the CNA/XJA Acquisitions	26	—
Transfer to property, plant and equipment	(2,707)	(569)

At December 31	565	674

     The construction in progress as of December 31, 2005 mainly related to projects at the Guangzhou, Jilin and Fuzhou airports, Shenzhen cargo centre and Beijing branch.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
23. INTEREST IN AFFILIATED COMPANIES

	December 31,
	2004	2005
	RMB	RMB
Share of net assets	429	142

     Details of the Group’s principal affiliated companies are set out in Note 50, all of which are unlisted corporate entities.
     Summary financial information on affiliated companies:

	100%			Group’s effective interest
	December 31,			December 31,
	2003	2004	2005	2003	2004	2005
	RMB	RMB	RMB	RMB	RMB	RMB
Non-current assets		4,254	5,334		1,672	2,081
Current assets		2,165	2,275		1,049	455
Non-current liabilities		(2,918)	(3,897)		(1,290)	(1,520)
Current liabilities		(2,568)	(3,318)		(1,002)	(874)

Net assets		933	394		429	142

Revenues	1,756	2,676	3,314	682	1,042	1,318
Expenses	(1,637)	(2,633)	(3,798)	(634)	(1,030)	(1,618)
Taxation	(6)	(5)	(39)	(3)	(2)	15

Income/(loss) for the year	113	38	(523)	45	10	(285)

24. INTEREST IN JOINTLY CONTROLLED ENTITIES

	December 31,
	2004	2005
	RMB	RMB
Share of net assets	782	805

     Details of the Group’s principal jointly controlled entities are set out in Note 50, all of which are unlisted corporate entities.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     Summary financial information on jointly controlled entities:

	Group’s effective interest
	December 31,
	2003	2004	2005
	RMB	RMB	RMB
Non-current assets		845	920
Current assets		794	877
Non-current liabilities		(389)	(524)
Current liabilities		(468)	(468)

Net assets		782	805

Revenues	545	762	1,115
Expenses	(585)	(767)	(1,082)
Taxation	(6)	(11)	3

(Loss)/income for the year	(46)	(16)	36

25. DEFERRED TAX ASSETS/LIABILITIES
     Movements of net deferred tax (liabilities)/assets are as follows:

	December 31,
	2004	2005
	RMB	RMB
At January 1	(398)	(287)
Credited to consolidated statements of operations (Note 13)	111	19

At December 31	(287)	(268)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     The deferred tax (liabilities)/assets as of December 31, 2004 and 2005 were made up of the following tax effects:

	December 31,
	2004	2005
	RMB	RMB
Deferred tax assets:
Tax losses	39	159
Repair charges capitalized	254	275
Accrued expenses	275	175
Others	21	29

Total deferred tax assets	589	638

Deferred tax liabilities:
Accrued expenses	75	58
Depreciation allowances in excess of the related depreciation	752	832
Others	49	16

Total deferred tax liabilities	876	906

	(287)	(268)

Net deferred tax asset recognized on the consolidated balance sheet	51	74

Net deferred tax liability recognized on the consolidated balance sheet	(338)	(342)

	(287)	(268)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     As of December 31, 2004 and 2005, the Group had tax losses for PRC income tax purposes totaling approximately RMB260 and RMB1,601. Such tax losses are available for carry forward to set off against future PRC assessable income for a maximum period of five years and will expire in 2011. In accordance with accounting policy set out in Note 2(r), as of December 31, 2004 and 2005, the Group has not recognized deferred tax assets in respect of tax losses to the extent of approximately Nil and RMB710 as it was determined by management that it is not probable that future taxable income against which the losses can be utilized will be available before they expire.
     As of December 31, 2004 and 2005, the Group has also not recognized deferred tax assets in respect of cumulative tax losses from operations in Hong Kong of approximately RMB303, as it is not probable that future taxable income against which the losses can be utilized will be available. The tax losses do not expire under current tax legislation.
26. OTHER ASSETS
     As of December 31, 2004 and 2005, other assets of the Group include lump sum housing benefits of RMB197 and RMB171, respectively. Further details are set out in Note 37.
     Movements of lump sum housing benefits are as follows:

	December 31,
	2004	2005
	RMB	RMB
At January 1	223	197
Amortization for the year	(26)	(26)

At December 31	197	171

27.	DEBT

Short-term notes payable

	December 31,
	2004	2005
	RMB	RMB
Short-term notes payable	9,925	14,346
Current installments of long-term notes payable	1,593	1,877

	11,518	16,223

     Borrowings under short-term notes payable are used primarily to finance working capital needs and are repayable in full on the respective due dates with interest rates ranging from 3.15% to 5.34% per annum. The Group’s weighted average interest rate on short-term notes payable was 1.60% and 4.83% per annum, respectively, as of December 31, 2004 and 2005.
     Short-term notes payable include certain notes payable of RMB2,611 which were renewed subsequent to December 31, 2005. The renewed notes payable are unsecured, bear interest at floating rates ranging from 3-month HIBOR/6-month LIBOR + 0.55% to 0.60% per annum and are repayable within one year from their respective renewal dates.
      In addition, the Group entered into new notes payable agreements totalling RMB2,671 subsequent to December 31, 2005. These new notes payable are unsecured and bear interest at floating rates ranging from 6-month LIBOR + 0.55% to 0.70% per annum with maturities through 2008.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
Long-term notes payable

	December 31,
Interest rate and final maturity	2004	2005
	RMB	RMB
Renminbi denominated notes payable

Non-interest bearing loan from a municipal government authority repayable on demand	3	3

Floating interest rates ranging from 5.02% to 5.51% per annum as of December 31, 2005, with maturities through 2011	1,217	877

United States Dollars denominated notes payable

Fixed interest rates ranging from 4.43% to 7.73% per annum as of December 31, 2005, with maturities through 2015	2,676	2,414

Floating interest rates ranging from 3 months LIBOR + 0.70% to 0.90% per annum as of December 31, 2005, with maturities through 2012	1,426	3,610

Floating interest rates ranging from 6 months LIBOR + 0.3% to 1.20% per annum as of December 31, 2005, with maturities through 2013	8,206	7,713

	13,528	14,617

Less: current installments	(1,593)	(1,877)

	11,935	12,740

     As of December 31, 2004 and 2005, bank and other notes payable of the Group totaling RMB8,620 and RMB8,116, respectively, were secured by mortgages over certain of the Group’s aircraft with carrying amount of RMB11,927 and RMB11,735, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     As of December 31, 2004 and 2005, certain bank and other notes payable were guaranteed by the following parties:

	December 31,
	2004	2005
	RMB	RMB
Guarantors

Short-term notes payable
CSAHC	411	300

Long-term notes payable
Industrial Commercial Bank of China	149	111
Export-Import Bank of the United States	1,732	1,171
Bank of China	291	155
CSAHC	2,041	1,608
Shenzhen Yingshun Investment Development Company Limited	—	22
SA Finance	9	7

	4,633	3,374

     As of December 31, 2005, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB39,294. As of December 31, 2005, an approximate amount of RMB28,242 was utilized.
     As of December 31, 2004 and 2005, loans to the Group from SA Finance amounted to RMB256 and RMB300, respectively (Note 36(b)).

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     The aggregate annual maturities of long-term notes payable for each of the five years subsequent to December 31, 2005 and thereafter are as follows:

RMB
Year ending December 31,
2006	1,877
2007	4,316
2008	2,156
2009	1,435
2010	660
Thereafter	4,173

14,617

     Included in bank and other loans are the following amounts denominated in a currency other than the functional currency of the entity to which they related:

	December 31,
	2004	2005
United States Dollars	US$1,969	US$3,208
Hong Kong Dollars	HK$2,678	HK$1,821

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
28. LEASE OBLIGATIONS
Capital leases
     The Group has commitments under capital lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2006 to 2017.
     As of December 31, 2005, future payments under these capital leases are as follows:

	Payments	*Interest	Obligations
	RMB	RMB	RMB
Year ending December 31,
2006	4,030	657	3,373
2007	3,423	493	2,930
2008	3,016	408	2,608
2009	1,684	307	1,377
2010	1,050	238	812
Thereafter	5,412	680	4,732

	18,615	2,783	15,832

Less: current installments of obligations under capital leases			(3,373)

			12,459

*	Interest rates ranging from 1.44% to 8.01% per annum
     As of December 31, 2004, future payments under these capital leases are as follows:

	Payments	*Interest	Obligations
	RMB	RMB	RMB
Year ending December 31,
2005	2,580	436	2,144
2006	3,213	350	2,863
2007	2,844	279	2,565
2008	2,699	146	2,553
2009	997	71	926
Thereafter	722	30	692

	13,055	1,312	11,743

Less: current installments of obligations under capital leases			(2,144)

			9,599

*	Interest rates ranging from 1.92% to 8.48% per annum

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and flight equipment at either fair market value or a percentage of the respective lessor’s defined cost of the aircraft.
     Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors. As of December 31, 2004 and 2005, certain of the Group’s aircraft with carrying amount of RMB11,635 and RMB18,673, respectively were mortgaged to secure finance lease obligations RMB11,743 and RMB15,832, respectively.
     Included in obligations under capital leases are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2004	2005
United States Dollars	US$958	US$1,556
Japanese Yen	JPY47,840	JPY47,795

     Operating leases
     As of December 31, 2005, future minimum lease payments under non-cancellable aircraft and flight equipment operating leases were as follows (principally denominated in U.S. dollars):

RMB
Year ending December 31,
2006	3,340
2007	2,881
2008	2,785
2009	2,609
2010	2,523
Thereafter	10,456

Total minimum lease payments	24,594

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     As of December 31, 2004, future minimum lease payments under non-cancellable aircraft and flight equipment operating leases were as follows (principally denominated in U.S. dollars):

RMB
Year ending December 31,
2005	1,761
2006	1,622
2007	1,562
2008	5,259
2009	764
Thereafter	1,782

Total minimum lease payments	12,750

29.	TRADE AND BILLS PAYABLES

	December 31,
	2004	2005
	RMB	RMB
Trade payables	1,554	3,033
Bills payable	136	896

	1,690	3,929

     The following is the ageing analysis of trade and bills payables:

	December 31,
	2004	2005
	RMB	RMB
Within 1 month	735	2,000
More than 1 month but less than 3 months	431	1,225
More than 3 months but less than 6 months	524	704

	1,690	3,929

     As of December 31, 2004 and 2005, the Group had an amount due to a fellow subsidiary of RMB838 and RMB859, respectively, which was included in trade and bills payables.
     All of the trade and bills payables are expected to be settled within one year.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     Included in trade and bills payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2004		2005
United States Dollars	US$	108	US$	147
30.	AMOUNTS DUE FROM/TO RELATED COMPANIES

(a)	Amounts due from related companies

	December 31,
	2004	2005
	RMB	RMB
Jointly controlled entities	—	84
     The amounts due from related companies were unsecured, interest free and have no fixed terms of repayment.
(b)	Amounts due to related companies

	December 31,
	2004	2005
	RMB	RMB
CSAHC and its subsidiaries	2,094	12
An affiliated company	—	5
Jointly controlled entities	340	99

	2,434	116

     The amounts due to related companies were unsecured, interest free and have no fixed terms of repayment.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
31.	ACCRUED EXPENSES

	December 31,
	2004	2005
	RMB	RMB
Jet fuel costs	743	686
Operating lease charges	29	86
Air catering expenses	192	132
Salaries and welfare	349	193
Lump sum housing benefits payable	108	92
Repairs and maintenance	976	996
Provision for major overhauls (Note 33)	75	151
Landing and navigation fees	1,331	1,129
Computer reservation services	195	190
Interest expense	240	338
Duties and levies	71	12
Property management fee	—	37
Others	242	208

	4,551	4,250

32.	OTHER LIABILITIES

	December 31,
	2004	2005
	RMB	RMB
CAAC Infrastructure Development fund	161	177
Airport construction surcharge	316	542
Airport tax	112	198
Construction cost payable	864	793
Advance payment on chartered flights	119	104
Sales agent deposits	182	198
Other tax payable	332	441
Others	888	1,343

	2,974	3,796

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
33.	PROVISION FOR MAJOR OVERHAULS

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	Year ended December 31,
	2004	2005
	RMB	RMB
At January 1	200	359
Provision for the year	89	129
Through the CNA/XJA Acquisitions	70	—
Amount utilized	—	(36)

At December 31	359	452
Less: current portion included in accrued expenses (Note 31)	(75)	(151)

	284	301

34.	SHARE CAPITAL

	December 31,
	2004	2005
	RMB	RMB
Registered, issued and paid up capital:
2,200,000,000 domestic state-owned shares of RMB1.00 each	2,200	2,200
1,174,178,000 H shares of RMB1.00 each	1,174	1,174
1,000,000,000 A shares of RMB1.00 each	1,000	1,000

	4,374	4,374

     All the domestic state-owned, H and A shares rank pari passu in all material respects.
     As of December 31, 2004 and 2005, the retained earnings/accumulated loss of the Group included RMB81 and RMB(200), respectively, of undistributed earnings/losses of companies which are 50% or less owned by the Group and accounted for under the equity method.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
35. RESERVES

	December 31,
	2004	2005
	RMB	RMB
Share premium
At January 1 and December 31	5,325	5,325

Statutory surplus reserve (Note (a))
At 1 January	361	402
Transfer from retained earnings	41	8

At December 31	402	410

Statutory public welfare fund (Note (b))
At 1 January	173	193
Transfer from retained earnings	20	5

At December 31	193	198

Discretionary surplus reserve (Note (c))
At 1 January	77	77
Transfer from retained earnings	—	6

At December 31	77	83

Retained earnings/(accumulated loss)
At 1 January	1,586	1,477
Loss for the year	(48)	(1,848)
Appropriations to reserves	(61)	(19)

At December 31	1,477	(390)

Total	7,474	5,626

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net income after taxation, as determined under relevant PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.
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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% to 10% of their annual net income after taxation, as determined under PRC accounting rules and regulations, to the statutory public welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company’s and the relevant subsidiaries’ employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders and is subject to respective shareholders’ approval.
(c) The appropriation of this reserve is subject to shareholders’ approval. The usage of this reserve is similar to that of statutory surplus reserve.
(d) Dividend distributions may be proposed at the discretion of the Company’s board of directors, after consideration of the transfers referred to above and making up cumulative prior years’ losses. Pursuant to the Articles of Association of the Company, the net income of the Company for the purpose of dividend distribution is deemed to be the lesser of (i) net income determined in accordance with the PRC accounting rules and regulations, and (ii) the net income determined in accordance with IFRSs; or if the financial statements of the Company are not prepared in accordance with IFRSs, the accounting standards of one of the countries in which its shares are listed. As of December 31, 2005, the Company did not have any distributable reserves.
36. RELATED PARTY TRANSACTIONS
     In addition to the balances discussed in Notes 16, 17, 21, 27, 29 and 30 to these consolidated financial statements, the Group entered into the following material related party transactions.
(a) Significant transactions with related companies
     The Group obtained various operational and financial services provided by CSAHC and its affiliates, and the Group’s affiliated companies and jointly controlled entities during the normal course of its business. In the past, CSAHC was under the direct control of the Civil Aviation Administration of China (the “CAAC”). However, such control has been shifted to the China State-owned Assets Administration Bureau since early 2003. Consequently, transactions with the CAAC and its affiliates beginning from 2003 are no longer presented as related party transactions of the Group.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
Details of the significant transactions carried out are as follows:

		2003	2004	2005
	Note	RMB	RMB	RMB
Expenses paid to CSAHC and its affiliates

Handling charges	(i)	27	33	32
Air catering supplies	(ii)	90	170	173
Wet lease rentals	(iii)	36	—	—
Commission expense	(iv)	5	2	26
Sundry aviation supplies	(v)	43	66	88
Lease charges for aircraft	(vi)	—	—	10
Lease charges for land and buildings	(vii)	15	18	90
Property management fee	(viii)	—	—	28
Housing benefits	(ix)	85	85	—

Expenses paid to affiliated companies and jointly controlled entities

Ground service expenses	(x)	—	—	32
Repairing charges	(xi)	693	1,159	1,118
Flight simulation service charges	(xii)	101	100	126
Interest expense	(xiii)	—	3	37

Income received from affiliated companies and jointly controlled entities

Rental income	(xii)	31	31	31
Interest income	(xiii)	3	4	3

Others

CNA/XJA Acquisitions	(xiv)	—	15,522	—
Operating expenses recharged to related companies	(xv)	—	65	—
Short term advances from CSAHC	(xvi)	166	—	—
Refund of medical benefit payments	(xvii)	58	—	—

(i)	The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

(ii)	The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited, a co-operative joint venture established in the PRC, in respect of which CSAHC is entitled to 33% of its income after tax, and Southern Airlines (Group) Catering Co., Ltd, a wholly owned subsidiary of CSAHC.

(iii)	During 2003, wet lease rentals totaling RMB36, were paid to XJA, pursuant to a wet lease agreement in respect of a Boeing 757-200 aircraft effective October 2002. The wet lease agreement was terminated in April 2003.

(iv)	Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value.

(v)	Certain sundry aviation supplies are purchased from Southern Airlines (Group) Economic Development Company (“SAGEDC”), a subsidiary of CSAHC.

(vi)	The Group leases an aircraft from China Southern Airlines (Group) Hainan Co., Ltd, a subsidiary of CSAHC.

(vii)	The Group leases certain land and buildings in the PRC from CSAHC. Rental payments for land and buildings amounted to RMB2 (Note 21(a)) and RMB13, respectively, RMB2 (Note 21(a)) and RMB16, respectively, and RMB24 (Note 21(a)) and RMB66, respectively were paid to CSAHC in 2003, 2004 and 2005, respectively.

(viii)	China Southern Airlines (Group) Property Management Co., Ltd, a subsidiary of CSAHC, provides property management services to the Group.

(ix)	The Group paid a fixed annual fee of RMB85 to CSAHC from 1995 to 2004 in respect of the provision of quarters to the eligible employees of the Group (Note 37). No such payment was made in 2005.

(x)	Airport ground service was provided by Beijing Southern Airlines Ground Services Company Limited, a jointly controlled entity of the Company.

(xi)	The Group has a 50% equity interest in both Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”) and MTU Maintenance Zhuhai Co., Ltd (“MTU Zhuhai”), which provide comprehensive maintenance services to the Group.

(xii)	The Group has a 51% equity interest in Zhuhai Xiang Yi, which provides flight simulation services to the Group. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi (Note 21(d)).

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

(xiii)	Interest income was received from deposits with SA Finance. The applicable interest rates are determined in accordance with the deposit rates published by the PBOC (Note 16).

The Group obtained loans from SA Finance. The interest rates ranged from 3.30% to 5.02% per annum during the year ended December 31, 2005.

(xiv)	On December 31, 2004, the Group acquired the airline operations and certain related assets of CNA and XJA at a total consideration of RMB15,522, which was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,563 outstanding as of that date. The remaining consideration of RMB1,959 was fully paid in cash during 2005.

(xv)	In 2004, the Group provided administrative services to CNA and XJA. Operating expenses amounted to RMB65 million were recharged to CNA and XJA on a cost basis.

(xvi)	In 2003, CSAHC made short term advances to the Group. These advances were unsecured, interest free and fully repaid in 2004.

(xvii)	Prior to January 1, 2002, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing medical benefit, transportation subsidies and other welfare facilities to the retirees of the Group. Such arrangement was terminated on January 1, 2002. In 2003, CSAHC refunded RMB58 to the Group which represented the difference between the aggregate fixed annual fees received from the Group and the aggregate cost of services incurred by CSAHC under the above agreement.
     In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(b)	Loans from SA Finance

Loans from SA Finance are unsecured and have the following terms:

		December 31,
		2004	2005
Interest rate	Guarantee	RMB	RMB
Floating interest rate at 90% of interest rates as published by the PBOC, repayable within 1 year	No guarantee	76	—

Floating interest rate at 90% of interest rates as published by the PBOC, repayable within 1 year	Guaranteed by CSAHC	180	300

		256	300

(c)	Key management personnel remuneration

Remuneration for key management personnel is as follows:

	December 31,
	2004	2005
	RMB	RMB
Short-term employees benefits	6,748	5,926
Post-employment benefits	182	221

	6,930	6,147

Directors and supervisors	4,684	3,461
Senior management	2,246	2,686

	6,930	6,147

Total remuneration is included in “staff costs” (Note 11).
(d)	The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. Details of the Group’s employee benefits plan are disclosed in Note 37.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(e) Transactions with other state-owned enterprises
     The Group is a state-owned entity and operates in an economic regime currently predominated by state-owned entities. Apart from transactions with CSAHC and its affiliates, the Group conducts a majority of its business activities with entities directly or indirectly owned or controlled by the PRC government and numerous government authorities and agencies (collectively referred to as “state-owned entities”) in the ordinary course of business. These transactions, which include sales and purchase of goods and ancillary materials, rendering and receiving services, lease of assets, purchase of property, plant and equipment and obtaining finance, are carried out at terms similar to those that would be entered into with non-state-owned entities and have been reflected in these financial statements. The management believes that it has provided meaningful disclosure of related party transactions as summarized above.
37. RETIREMENT AND HOUSING BENEFITS
     Employees of the Group participate in several defined contribution retirement schemes organized separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 20% during the year ended December 31, 2004 and 9% to 20% during the year ended December 31, 2005, respectively, of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.
     In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at rates ranging from 3% to 5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above.
     Furthermore, pursuant to the comprehensive services agreement (the “Services Agreement”) dated May 22, 1997 between the Company and CSAHC, CSAHC provided quarters to eligible employees of the Group. In return, the Group paid a fixed annual fee of RMB85 to CSAHC for a ten-year period from 1995 to 2004. The agreement expired by December 31, 2004 and no further payment was made in 2005.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidizing their purchases of houses. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the benefit vesting period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against consolidated statements of operations. As at December 31, 2004 and 2005, the Group had made payments totaling RMB152 and RMB168, respectively, under the scheme and recorded its remaining contractual liabilities totaling RMB108 and RMB92, respectively, as accrued expenses on the consolidated balance sheets. Housing allowances are payable when applications are received from eligible employees.
38. SEGMENTAL INFORMATION
     The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating income/(loss) by geographical segment is based on the following criteria:
(i)	Traffic revenue from domestic services within the PRC (excluding Hong Kong and Macau) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong/Macau, and the PRC and overseas destinations is attributed to the Hong Kong and Macau operation and international operation respectively.
(ii)	Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

		Hong Kong
	Domestic	and Macau	International*	Total
	RMB	RMB	RMB	RMB
2003
Traffic revenue	13,087	808	3,070	16,965
Other operating revenue	436	—	69	505

Turnover	13,523	808	3,139	17,470

Operating income/(loss)	440	(29)	45	456
Depreciation and amortization	1,581	85	372	2,038

Significant non-cash items other than depreciation and amortization:

Impairment losses for trade and other receivables	12	—	—	12

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

		Hong Kong
	Domestic	and Macau	International*	Total
	RMB	RMB	RMB	RMB
2004
Traffic revenue	17,742	1,180	4,422	23,344
Other operating revenue	630	—	—	630

Turnover	18,372	1,180	4,422	23,974

Operating income	650	67	192	909

Depreciation and amortization	1,876	99	438	2,413

Significant non-cash items other than depreciation and amortization:

Impairment losses for trade and other receivables	27	—	—	27

2005
Traffic revenue	29,533	1,298	6,588	37,419
Other operating revenue	874	—	—	874

Turnover	30,407	1,298	6,588	38,293

Operating loss	(282)	(97)	(926)	(1,305)

Depreciation and amortization	3,663	139	638	4,440

Significant non-cash items other than depreciation and amortization:

Write-down of inventories	—	—	209	209

*	Asian market accounted for approximately 70%, 67% and 74%, respectively, of the Group’s total international traffic revenue for the years ended December 31, 2003, 2004 and 2005. The remaining portion was mainly derived from the Group’s flights to/from European, North American and Australian regions.
     The major revenue-earning assets of the Group are its aircraft fleet, all are registered in the PRC. Since the Group’s aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Most of the Group’s non-aircraft assets are located in the PRC.
39. MATERIAL NON-CASH TRANSACTIONS
     During 2004, the Group acquired the airline operation and related assets of CNA and XJA at a total consideration of RMB15,522, which was partially satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,563 outstanding as of December 31, 2004. Details are set out in Note 40.
     During 2005, aircraft acquired under capital leases amounted to RMB6,938.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
40. EFFECT OF THE CNA/XJA ACQUISITIONS
(a) Supplementary information for consolidated statements of cash flows

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Assets acquired:

Property, plant and equipment, net	—	12,980	—
Inventories	—	729	—
Trade receivables	—	314	—
Cash and cash equivalents	—	398	—
Other assets	—	1,101	—

	—	15,522	—

Liabilities assumed:

Notes payable	—	4,587	—
Obligations under capital leases	—	6,125	—
Trade payables	—	343	—
Accrued expenses	—	1,475	—
Other liabilities	—	1,033	—

	—	13,563	—

Net identifiable assets and liabilities	—	1,959	—

Cash consideration payable and not yet settled at December 31, 2004	—	1,959	—

Net cash inflow from acquisitions - cash and cash equivalents acquired	—	398	—

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     (b) Had the CNA/XJA Acquisitions been effected on January 1, 2004, results of operations of the Group for the year ended December 31, 2004 are as follows:

	The Group	Results of
	(without effect	airline
	of CNA/XJA	operations
	Acquisitions)	of CNA/XJA	Combined
	RMB	RMB	RMB
Turnover	23,974	10,057	34,031

Income for the year	155	170	325

41.	FINANCIAL INSTRUMENTS
     Financial assets of the Group include cash and cash equivalents, other investments, trade receivables, other receivables, other current assets and amounts due from related companies. Financial liabilities of the Group include notes payable, obligations under capital leases, trade and bills payables, amounts due to related companies, taxes payable and other liabilities.
Liquidity risk
     As at December 31, 2005, the Group’s current liabilities exceeded its current assets by RMB25,907. For the year ended December 31, 2005, the Group recorded a net cash inflow from operating activities of RMB3,835, a net cash outflow from investing activities and financing activities of RMB4,017, and a decrease in cash and cash equivalents of RMB182.
     In 2006 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term notes payable outstanding at December 31, 2005 when they fall due during 2006. Subsequent to December 31, 2005, the Group renewed short-term notes payable outstanding of RMB2,611 (Notes 27). The directors of the Company believe that sufficient financing will be available to the Group.
     The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2006. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
Interest rate risk
     The interest rates and maturity information of the Group’s notes payable, and maturity information of the Group’s capital leases obligations are disclosed in Notes 27 and 28, respectively.
Foreign currency risk
     The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange or at a swap center.
     The Group currently maintains bank accounts in currencies other than the Renminbi to engage in foreign exchange transactions. The amount of foreign exchange that can be retained by the Group under this system is determined by the State Administration of Foreign Exchange (“SAFE”) based on the Group’s expected payment obligations in foreign currencies for lease and debt payments and for dividends. Any amounts of foreign exchange that the Group receives in excess of such amount must be converted into Renminbi at the rate prevailing in the PRC inter-bank market. The Group will have access to foreign currency through the inter-bank system, subject to the approval of the SAFE, to satisfy its foreign exchange requirements where these exceed the amount of foreign exchange that the Group has retained.
     The Group has significant exposure to foreign currency as substantially all of the Group’s lease obligations and notes payable are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized PRC banks.
     On July 21, 2005, the PBOC announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies. In particular, the exchange rate of US dollar against Renminbi was adjusted upward to 8.11 yuan per US dollar with effect from the close of business on July 21, 2005.
Credit risk
     Substantially all of the Group’s cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association which has insignificant credit risk to the Group. As of December 31, 2004 and 2005, the balance due from BSP agents amounted to RMB411 and RMB782, respectively. The credit risk exposure to BSP and the remaining trade receivables balance has been monitored by the Group on an ongoing basis and the impairment losses for bad and doubtful accounts have been within management’s expectations.
Fair value
(a) All financial instruments are carried at amounts not materially different from their fair values as of December 31, 2004 and 2005 except the following:

	December 31,
	2004		2005
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	RMB	RMB	RMB	RMB
Notes payable	23,453	23,665	28,963	28,989

     The following methods and assumptions were used to estimate the fair value for each class of financial instrument:
(i)	Cash and cash equivalents, short term investments, trade receivables, other receivables and other current assets. Obligation under capital leases, trade and bills payables, taxes payable and other liabilities.
     The carrying values approximate their fair values because of the short maturities of these instruments.
(ii) Notes payable
     The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.
(iii) Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
(b) The economic characteristics of the Group’s capital leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
42.	COMMITMENTS

(a)	Capital commitments
     At December 31, 2005, the Group had capital commitments as follows:

	2004	2005
	RMB	RMB
Commitments in respect of aircraft and flight equipment
— authorized and contracted for	11,776	45,628
— authorized but not contracted for	13,571	—

	25,347	45,628

Commitments in respect of investments in the Guangzhou new airport
— authorized and contracted for	110	79
— authorized but not contracted for	714	761

	824	840

Other commitments
— authorized and contracted for	132	11
— authorized but not contracted for	568	1,324

	700	1,335

	26,871	47,803

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     At December 31, 2005, the Group had on order 82 aircraft and certain flight equipment, scheduled for deliveries in 2006 to 2010. Deposits of RMB6,351 million have been made towards the purchase of these aircraft and related equipment. As of December 31, 2005, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	2004	2005
	RMB	RMB
2005	8,748	—
2006	2,996	7,341
2007	32	8,945
2008	—	14,354
2009	—	5,300
2010	—	9,688

	11,776	45,628

     At December 31, 2005, the Group’s attributable share of the capital commitments of jointly controlled entities was as follows:

	2004	2005
	RMB	RMB
Authorized and contracted for	—	—
Authorized but not contracted for	156	74

	156	74

(b) Investing commitments
     At December 31, 2005, the Group committed to make capital contributions in respect of:

	2004	2005
	RMB	RMB
Subsidiaries	181	—
Jointly controlled entities	83	83

	264	83

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
43.	CONTINGENCIES
     (a) Pursuant to the Reorganization of CSAHC effected in 1995 (Note 1), the Company assumed the airline and airline-related businesses together with the relevant assets and liabilities from CSAHC. The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the businesses assumed by the Company in the Reorganization, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by CSAHC prior to the Reorganization. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.
     (b) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan and Haikou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan and Haikou lack adequate documentation evidencing CSAHC’s rights thereto.
     The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that their uses of one or more of the above parcels of land or the related facilities were successfully challenged. Pursuant to an indemnification agreement dated May 22, 1997 entered into between the Company and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group’s use of any of its land and buildings.
44.	SUBSEQUENT EVENT
      From April 20, 2006 to May 31, 2006, the Group entered into additional new notes payable agreements totalling RMB3,808. These additional new notes payable are unsecured, bear interest at floating rates ranging from 6-month LIBOR + 53% to 55% per annum and repayable one year from their respective origination dates.
45.	COMPARATIVE FIGURES
     Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in Note 3.
46.	PARENT AND ULTIMATE HOLDING COMPANY
     As of December 31, 2005, the directors of the Company consider the parent and ultimate holding company of the Group to be CSAHC, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
47.	ACCOUNTING ESTIMATES AND JUDGMENTS
     The Groups’ financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.
     The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.
     Impairments
     If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of traffic revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on a reasonable and supportable assumptions and projections of traffic revenue and amount of operating costs.
     Depreciation
     Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     Impairment loss for doubtful accounts
     The Group maintains an impairment loss for doubtful accounts for estimated losses resulting from the inability of the debtors to make required payments. The Group bases the estimates of future cash flows on the ageing of the trade receivables balance, debtors’ credit-worthiness, and historical write-off experience. If the financial condition of the debtors were to deteriorate, actual write-offs would be higher than estimated.
48.	RECENTLY ISSUED ACCOUNTING STANDARDS
     New standards and interpretations which are not yet effective for the accounting period ending December 31, 2005 and which have not been adopted in these consolidated financial statements are as follows:

Effective for
accounting periods
beginning on or after
IFRS 6, Exploration for and evaluation of mineral resources	January 1, 2006

IFRS 7, Financial instruments: disclosure	January 1, 2007

IFRIC 4, Determining whether an arrangement contains a lease	January 1, 2006

IFRIC 5, Rights to interests arising from decommissioning, restoration environmental rehabilitation funds	January 1, 2006

IFRIC 6, Liabilities arising from participating in a specific market – Waste electrical and electronic equipment	December 1, 2005

IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies	March 1, 2006

IFRIC 8, Scope of IFRS 2	May 1, 2006

IFRIC 9, Reassessment of embedded derivatives	June 1, 2006

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)

Effective for
accounting periods
beginning on or after
Amendments to IAS 1, Presentation of financial statements	January 1, 2007

— capital disclosures

Amendments to IAS 19, Employee benefits — actuarial gains and losses, group plans and disclosures	January 1, 2006

Amendments to IAS 39, Financial instruments: recognition and measurement	January 1, 2006

— Cash flow hedge accounting of forecast intragroup transactions

— The fair value option

Amendments to IAS 39, Financial instruments: recognition and measurement, and IFRS 4, Insurance contracts	January 1, 2006

— Financial guarantee contracts

Amendment to IAS 21, The effects of changes in foreign exchange rates	January 1, 2006

— Net investment in a foreign operation

Amendments to IFRS 1, First-time adoption	January 1, 2006

Amendments to IFRS 1, First-time adoption and IFRS 6, Exploration for and evaluation of mineral resources	For entities that adopt IFRSs for the first time before 1 January 2006 and choose to apply IFRS 6 before that date

Revised guidance on implementing IFRS 4, Insurance contracts	For entities that begin to apply IFRS 7 on or after 1 January 2007 or choose to apply IFRS 7 before that date

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of these amendments and new standards and new interpretations in future periods is unlikely to have a significant impact on the Group’s results of operations and financial position.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
49. SUBSIDIARIES
     The particulars of the Group’s principal subsidiaries as of December 31, 2005 are as follows:

			Proportion of
	Place of		ownership
	establishment		interest held by	Principal
Name of company	/operation	Registered capital	the Company	activities
Guangxi Airlines Company Limited (a)	PRC	RMB170,900,000	95%	Airline

Southern Airlines (Group) Shantou Airlines Company Limited (a)	PRC	RMB280,000,000	60%	Airline

Zhuhai Airlines Company Limited (a)	PRC	RMB250,000,000	60%	Airline

Xiamen Airlines Company Limited (a)	PRC	RMB700,000,000	60%	Airline

Guizhou Airlines Company Limited (a)	PRC	RMB80,000,000	60%	Airline

Guangzhou Air Cargo Company Limited (a)	PRC	RMB238,000,000	70%	Cargo services

Guangzhou Baiyun International Logistic Company Limited (a)	PRC	RMB50,000,000	61%	Logistics operations

Guangzhou Nanland Air Catering Company Limited (b)	PRC	RMB120,000,000	75%	Air catering

China Southern West Australian Flying College Pty Limited	Australia	AUD100,000	65%	Pilot training services

Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB251,332,832	51.8%	Property management

(a)	These subsidiaries are PRC limited liabilities companies.

(b)	This subsidiary is a Sino-foreign equity joint venture company established in the PRC.

(c)	Certain of the Group’s subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
50. AFFILIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES
     The particulars of the Group’s principal affiliated companies and jointly controlled entities as of December 31, 2005 are as follows:

		Proportion of
		ownership interest held by
	Place of	Group’s
	establishment	effective	The		Principal
Name of company	/operation	interest	Company	subsidiaries	activities
Guangzhou Aircraft Maintenance Engineering Company Limited (a)	PRC	50%	50%	—	Provision of aircraft repair and maintenance services

China Southern Airlines Group Finance Company Limited	PRC	49.3%	32%	26%	Provision of financial services

Sichuan Airlines Corporation Limited	PRC	39%	39%	—	Airline

MTU Maintenance Zhuhai Co. Ltd. (a)	PRC	50%	50%	—	Provision of engine repair and maintenance services

China Postal Airlines Limited (a)	PRC	49%	49%	—	Airline

Zhuhai Xiang Yi Aviation Technology Company Limited (a)	PRC	51%	51%	—	Provision of flight simulation services

Beijing Southern Airlines Ground Services Company Limited (a)	PRC	50%	50%	—	Provision of airport ground services

(a)	These are jointly controlled entities.

(b)	Certain of the Group’s jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
51. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP
     The Group’s accounting policies conform with IFRSs which differ in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is set out below.
(a) CNA/XJA Acquisitions
     As disclosed in Note 1 to the consolidated financial statements prepared under IFRSs, the Group acquired the airline operations and certain related assets and liabilities of CNA and XJA with effect from December 31, 2004. Under IFRSs, the purchase method of accounting was applied to such business combination such that at December 31, 2004 only the acquired assets and assumed liabilities are included in the consolidated financial statements of the Group. The results of the acquired operations and their related cash flows were included in the consolidated financial statement of the Group beginning January 1, 2005.
     Under U.S. GAAP, such transaction is considered to be “a combination of entities under common control”. A combination of entities under common control is accounted for in a manner similar to a “pooling-of-interests”. Consequently, the assets and liabilities of CNA and XJA are reflected at their historical net asset carrying values and the U.S. GAAP consolidated financial statements of the Group are restated to include the historical carrying values of assets and liabilities of CNA and XJA, and their results of operations and cash flows for all the periods presented.
(b) Sale and leaseback accounting
     Under IFRSs, gains on sale and leaseback transactions where the subsequent lease is an operating lease are recognized as income immediately, if the transactions are established at fair value. Differences between the sale price and fair value are deferred and amortized over the period for which the assets are expected to be used. Under U.S. GAAP, such gains are deferred and amortized over the term of the lease.
(c) Lease arrangements
     As disclosed in Note 21 to the consolidated financial statements, during 2002 and 2003, the Group entered into two separate arrangements with certain independent third parties under which the Group sold aircraft and then immediately leased back the aircraft for a pre-determined period.
     As a result of the Arrangements, the Group received a net cash benefit of RMB52 and RMB69 in 2002 and 2003, respectively, which were recognized as income under IFRSs. Under U.S. GAAP, such benefits are deferred and amortized over the minimum lease period.
     In addition, under the lease arrangements, the commitments by the Group to make long-term lease payments are defeased by the placement of security deposits. As such, under IFRSs, such commitments and deposits are not recognized on the consolidated balance sheets. Under U.S. GAAP, such commitments and deposits amounting to RMB2,462 and RMB2,376 as of December 31, 2004 and 2005, respectively, would be recognized on the consolidated balance sheets, as such commitments are not deemed as extinguished by the placement of security deposits.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(d) Capitalized interest
     Under IFRSs, the Group capitalizes interest costs to the extent the related borrowings are directly attributable to the acquisition or construction of an asset.
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
(e) Revaluation of property, plant and equipment
     In connection with the Reorganization in 1996, the property, plant and equipment of the Group were revalued as of December 31, 1996 (see Notes 1 and 21 to the consolidated financial statements). Such revaluation resulted in an increase in shareholders’ equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, while a charge to the consolidated statement of operations was recorded with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases. In addition, the revalued property, plant and equipment amounts serve as the tax bases of property, plant and equipment for years beginning in 1997. Accordingly, the revaluation eliminated certain of the temporary differences which gave rise to a deferred tax asset as of December 31, 1996. Such tax asset was offset against the revaluation surplus.
     Under U.S. GAAP, property, plant and equipment are stated at their historical cost unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under U.S. GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows, excluding finance costs. The future undiscounted cash flows, excluding finance costs, of the Group’s property, plant and equipment whose carrying amount was reduced in connection with the Reorganization, exceed their historical cost carrying amount and, therefore, impairment of such assets is not appropriate under U.S. GAAP. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge recorded under IFRSs in 1996 and the additional depreciation charges recorded in the nine years ended December 31, 2005, as a result of the Reorganization are reversed for U.S. GAAP purposes.
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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(f) Investments in affiliated company and jointly controlled entity
     During 2002, the Group invested in an affiliated company and a jointly controlled entity, which were PRC state-owned enterprises. Under IFRSs, such investments are initially recorded on a fair value basis at the cost of purchases borne by the Group. In the consolidated statements of operations, the equity share of results of the investees are measured based on the fair value of underlying net assets determined on the dates of acquisitions.
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
(g) Provision for major overhauls
     As disclosed in Notes 2(u) and 33 to the consolidated financial statements prepared under IFRS, in respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls required to be performed on the related aircraft prior to their return to the lessors.
     Under U.S. GAAP, a liability is recorded at the outset of the operating leases for the fair value of contractual obligations to perform the overhauls and a deferred asset is recorded for the corresponding amount, which is amortized over the term of the operating lease. The carrying amounts of such liability and asset amounted to approximately RMB749 and RMB390 respectively as of December 31, 2004 and RMB941 and RMB489 respectively as of December 31, 2005.
     The effect of above difference on the net income/(loss) and shareholders’ equity reported under U.S. GAAP was not material for the years presented.
(h) Classification of short-term obligations expected to be refinanced
     As described in Note 27 to the consolidated financial statements prepared under IFRSs, the short-term notes payable included certain notes payable of RMB2,611 which were renewed subsequent to December 31, 2005. The maturity dates of these notes payable are extended for twelve months to after December 31, 2006.
     Under U.S. GAAP, such short-term obligations which were refinanced on a long-term basis after the balance sheet date but before issuance of financial statements are classified as non-current liabilities. Consequently, under U.S. GAAP, short-term notes payable and consolidated current liabilities would be RMB18,834 and RMB35,739, respectively, at December 31, 2005.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(i) Financial statements presentation and disclosure
(i)  Gain/(loss) on sale of property, plant and equipment
     In the consolidated statements of operations presented under IFRSs, gain/(loss) on sale of property, plant and equipment is classified under “Non-operating income/(expenses)”. Under U.S. GAAP, such gain/(loss) is classified under “Operating income/(expenses) – General and administrative”.
(ii) Presentation of dividends received in the consolidated statements of cash flows
     In the consolidated statements of cash flows presented under IFRSs, dividends received are classified within investing activities. Under U.S. GAAP, such dividends received are classified within operating activities.
(iii) Deferred tax assets/liabilities
     As disclosed in Note 25 to the consolidated financial statements, deferred tax assets are presented on a net basis under IFRSs. Under U.S. GAAP, the gross amounts of such deferred tax assets and any applicable valuation allowances are separately disclosed.
     In addition, deferred tax liabilities and assets should be classified as non-current when a classified balance sheet is presented under IFRSs. Under U.S. GAAP, an enterprise shall separate deferred tax liabilities and assets into a current amount and a non-current amount based on the classification of the related asset or liability for financial reporting.
     The U.S. GAAP presentation of deferred tax assets/(liabilities) as of December 31, 2004 and 2005 are as follows:

	December 31,
	2004	2005
	RMB	RMB
Deferred tax assets:
Tax losses	92	347
Repair charges capitalized	254	275
Accrued expenses	275	175
Others	21	29

Total deferred tax assets	642	826
Less: valuation allowance	(53)	(188)

	589	638

Deferred tax liabilities:
Accrued expenses	75	58
Depreciation allowances in excess of the related depreciation	752	832
Others	49	16

Total deferred tax liabilities	876	906

	(287)	(268)

Representing:

Deferred tax assets — current portion	161	61
Deferred tax assets — non-current portion	428	577
Deferred tax liabilities — current portion	(75)	(58)
Deferred tax liabilities — non-current portion	(801)	(848)

	(287)	(268)

     The valuation allowance was RMB48 as of January 1, 2003. During the years ended December 31, 2003, 2004 and 2005, the valuation allowance increased by RMB5, RMBNil and RMB135, respectively.
(iv)  Minority interests
     Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented in the consolidated statement of operations as an allocation of the total net income for the year between the minority interests and the equity shareholders of the Company. Under US GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated statement of operations as a component of net income.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
(v)  Share of taxation of affiliated companies and jointly controlled entities
     During the years ended December 31, 2003 and 2004, the Group’s share of taxation of affiliated companies and jointly controlled entities accounted for using the equity method was included as part of the Group’s income tax in the consolidated statements of operations under both IFRS and U.S. GAAP. As discussed in Note 3, with effect from January 1, 2005, the Group has changed the presentation and includes the share of taxation of affiliated companies and jointly controlled entities accounted for using the equity method in the respective shares of income or loss reported in the consolidated statements of operations before arriving at the Group’s income or loss before tax. These changes in presentation have been applied retrospectively with comparatives restated for both IFRS and U.S. GAAP.
     Income tax (benefit)/expense under U.S. GAAP for the years ended December 31, 2003 and 2004 have been restated as follows:

	2003	2004
	RMB	RMB
Income tax (benefit)/expense as previously reported under U.S. GAAP	(526)	274
Reclassification for share of taxation of affiliated companies and jointly controlled entities	(10)	(13)

Income tax (benefit)/expense as restated under U.S. GAAP	(536)	261

     Effect on net income/(loss) of significant differences between IFRS and U.S. GAAP is as follows:

	Reference	Year ended December 31,
	in Note	2003	2004	2005	2005
	above	RMB	RMB	RMB	U.S. dollars
Loss attributable to equity shareholders of the Company under IFRSs		(358)	(48)	(1,848)	(229)
U.S. GAAP adjustments:
Net (loss)/income before tax attributable to airline operations of CNA and XJA	(a)	(1,042)	354	159	19
Sale and leaseback accounting	(b)	115	115	115	14
Lease arrangements	(c)	(64)	7	7	1
Capitalized interest	(d)	(33)	(13)	(9)	(1)
Reversal of additional depreciation arising from revaluation of property, plant and equipment	(e)	33	13	—	—
Investments in affiliated company and jointly controlled entity	(f)	7	7	7	1
Deferred tax effects
— current year		(8)	(16)	(17)	(2)
— effect on change in the Company’s income tax rate		(51)	—	—	—
— tax effect of acquisitions of airline operations of CNA and XJA		261	(81)	(23)	(3)
— effect on change in income tax rate applicable to airline operations of CNA and XJA		—	(99)	79	10

Net (loss)/income under U.S. GAAP		(1,140)	239	(1,530)	(190)

Basic (loss)/earnings per share under U.S. GAAP		(0.298)	0.055	(0.350)	(0.043)

Basic (loss)/earnings per ADS under U.S. GAAP*		(14.876)	2.732	(17.489)	(2.172)

*	Basic (loss)/earnings per ADS is calculated on the basis that one ADS is equivalent to 50 H shares.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     Effect on shareholders’ equity of significant differences between IFRSs and U.S. GAAP is as follows:

	Reference	December 31,
	in Note	2004	2005	2005
	above	RMB	RMB	U.S. Dollars
Total shareholders’ equity under IFRSs		13,903	11,936	1,479
U.S. GAAP adjustments:
Shareholders’ equity attributable to airline operations of CNA and XJA	(a)	(531)	(372)	(46)
Sale and leaseback accounting	(b)	(357)	(242)	(30)
Lease arrangements	(c)	(107)	(100)	(13)
Capitalized interest	(d)	335	326	41
Investments in affiliated company and jointly controlled entity	(f)	(104)	(97)	(12)
Deferred tax effect on airline operations of CNA and XJA		66	122	15
Deferred tax effects		19	2	—
Minority interests	(h)	(2,055)	(1,936)	(240)

Net shareholders’ equity under US GAAP		11,169	9,639	1,194

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     The following are condensed consolidated statements of operations, cash flows and changes in total shareholders’ equity under U.S. GAAP for each of the two years ended December 31, 2003 and 2004, and additional financial information restated to reflect the impact of the effects of the combination of CNA and XJA and the Group in a manner similar to a pooling of interests prepared on a U.S. GAAP basis. As the CNA/XJA Acquisitions were completed on December 31, 2004, condensed consolidated balance sheets under U.S. GAAP at December 31, 2004 and 2005 and condensed consolidated statements of operations, cash flows and changes in total shareholders’ equity under U.S. GAAP for the year ended December 31, 2005 are not presented in these consolidated financial statements.
Condensed consolidated statements of operations

	2003	2004
	RMB	RMB
Operating revenue:
Traffic revenue	24,897	33,235
Other operating revenue	586	930

Total operating revenue	25,483	34,165

Operating expenses:
Flight operations	10,351	15,016
Maintenance	3,878	4,578
Aircraft and traffic servicing	3,803	4,789
Promotion and sales	2,043	2,606
General and administrative	1,397	1,759
Depreciation and amortization	3,042	3,523
Asset impairment charges	510	—
Others	93	17

Total operating expenses	25,117	32,288

Operating income	366	1,877

Non-operating income/(expenses):
Interest income	27	33
Interest expense	(1,604)	(1,184)
Equity income/(loss) of affiliated companies	50	15
Equity (loss)/income of jointly controlled entities	(44)	(14)
Investment income	—	5
Exchange (loss)/gain, net	(381)	(124)
Others, net	37	85

Total net non-operating expenses	(1,915)	(1,184)

(Loss)/income before income tax and minority interests	(1,549)	693

Income tax benefit/(expense)	536	(261)

(Loss)/income before minority interests	(1,013)	432

Minority interest	(127)	(193)

(Loss)/income for the year	(1,140)	239

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     The Group has changed the presentation and includes the share of taxation of affiliated companies and jointly controlled entities accounted for using the equity method in the respective shares of income or loss reported in the consolidated statements of operations before arriving at the Group’s income or loss before tax. These changes in presentation have been applied retrospectively with comparatives restated for both IFRS and U.S. GAAP. Further details are set out in Note 3 and Note 51(i).
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

	2003	2004
	RMB	RMB
Net cash inflow/(outflow) from
Operating activities	2,965	5,419
Investing activities	(7,558)	(9,507)
Financing activities	2,820	4,172

(Decrease)/increase in cash and cash equivalents	(1,773)	84
Cash and cash equivalents at January 1	4,772	2,999

Cash and cash equivalents at December 31	2,999	3,083

Condensed consolidated statements of changes in total shareholders’ equity

Total
RMB
Shareholders’ equity at December 31, 2002	6,796

Issue of A shares	2,641
Net loss	(1,140)
Net liabilities assumed by CSAHC (note a)	4,552
Recognition of deferred tax assets (note b)	246
Contributions from CSAHC	3

Shareholders’ equity at December 31, 2003	13,098

Net income	239
Net assets distributed to CSAHC (note a)	(28)
Elimination of net deferred tax assets (note c)	(181)
Distributions to CSAHC	(1,959)

Shareholders’ equity at December 31, 2004	11,169

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
Notes:
(a)	In connection with the CNA/XJA Acquisitions, certain assets and liabilities of CNA and XJA which were not to be acquired by the Company were transferred to CSAHC, the owner of CNA and XJA during 2003 and 2004.

(b)	In connection with the CNA/XJA Acquisitions, the property, plant and equipment of CNA and XJA were revalued as of December 31, 2003 according to the relevant PRC rules and regulations. The revalued amount serves as the tax base for future years. Such revaluation is not recorded under U.S. GAAP. However, a deferred tax asset is recognized for the tax deductibility of the resulting net revaluation surpluses with a corresponding credit to the equity under U.S. GAAP.

(c)	As a result of the CNA/XJA Acquisitions, the tax losses attributable to the airline operations of CNA and XJA are no longer available for utilization against future taxable income of such operations. Accordingly, the deferred tax assets arising from such tax losses and related valuation allowance was eliminated against equity.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     The following additional financial statement disclosures are required under U.S. GAAP and are presented on a U.S. GAAP basis.
Operating revenue

	Year ended December 31,
	2003	2004
	RMB	RMB
Traffic revenue
Passenger	22,438	30,443
Cargo and mail	2,459	2,792

	24,897	33,235

Other operating revenue
Commission income	157	227
General aviation income	40	55
Ground services income	123	202
Air catering income	31	53
Rental income	40	45
Aircraft lease income	36	145
Gain on disposal of property, plant and equipment	—	—
Maintenance services income	30	23
Income on transfer of surplus pilot trainees	—	—
Utility services income	14	28
Other	115	152

	586	930

Total operating revenue	25,483	34,165

Income tax
     The Company was subject to PRC income tax at 33% for the period from January 1 to September 30, 2003. The Company is subject to PRC income tax at 15% beginning October 1, 2003.
     The airline operations of CNA and XJA were subject to PRC income tax at 33% during 2003 and up to December 30, 2004. As a result of the CNA/XJA Acquisitions having been effective December 31, 2004, the airline operations of CNA and XJA have become divisions of the Company and are subject to PRC income tax at the applicable rate of 15% at December 31, 2004.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     Taxation (expense)/benefit consisted of:

	Year ended December 31,
	2003	2004
	RMB	RMB
PRC income tax	(47)	(259)

Deferred tax
— current year	242	97
— adjustment for change in the Company’s enacted tax rate	341	—
— adjustment for change in applicable tax rate for airline operations of CNA and XJA	—	(99)

	536	(261)

Additional income taxes were allocated as follows:

Shareholders’ equity, for deferred tax asset recognized in connection with the tax deductibility resulting from net revaluation surpluses	246	—

Shareholders’ equity, for elimination of deferred tax assets of the airline operations of CNA and XJA no longer available	—	(181)

	246	(181)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
     Actual taxation amount in the consolidated statements of operations for the years ended December 31, 2003 and 2004 differed from the amounts computed by applying the PRC income tax rate of 15% to income/(loss) before taxation and minority interests as a result of the following:

	Year ended December 31,
	2003	2004
	RMB	RMB
Expected PRC taxation (expense)/benefit	232	(104)
Adjustments:
Effect of change in the Company’s income tax rate	341	—
Effect of change in the income tax rate applicable to the airline operations of CNA and XJA	—	(99)
Rate differential on subsidiaries	(5)	3
Rate differential on airline operations of CNA and XJA	196	(43)
Non-deductible expenses	(90)	(37)
Increase in deferred tax valuation allowance	(110)	(4)
Expired tax losses	(34)	—
Non-taxable income	—	17
Effect of share of results of affiliated companies and jointly controlled entities	9	12
Other, net	(3)	(6)

	536	(261)

     All but an insignificant amount of income/(loss) before taxation is from domestic sources.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in millions, except share data)
Related party transactions
     In addition to the related party transactions disclosed in Note 36, the Group and the airline operations of CNA and XJA had entered into the following material related party transactions.
(a)	For the years ended December 31, 2003 and 2004, repairing charges of RMB701 and RMB1,159, respectively, was incurred by the Group and the airline operations of CNA and XJA in connection with aircraft repair and maintenance services rendered by GAMECO and MTU Zhuhai. GAMECO and MTU Zhuhai are jointly controlled entities of the Company.

(b)	Operating lease charges of RMB15 and RMB82, respectively, were paid by the Group and the airline operations of CNA and XJA to CSAHC under lease arrangement for certain land and buildings in the PRC for the years ended December 31, 2003 and 2004.

(c)	Aircraft lease income of RMBNil and RMB111, respectively, for the years ended December 31, 2003 and 2004, represents rental receivables in respect of short term leasing of aircraft by the Group and the airline operations of CNA and XJA to certain airlines controlled by the CSAHC.
Post-retirement benefit
     Employees of the Group and the airline operations of CNA and XJA participate in several defined contribution retirement schemes organized separately by PRC municipal governments in regions where the major operations of the Group and the airline operations of CNA and XJA are located. The Group and the airline operations of CNA and XJA are required to contribute to these schemes at the rates ranging from 14% to 20% of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all the existing and future retired staff are assumed by these schemes. Contributions to the retirement schemes are charged to consolidated statements of operations as and when incurred. Contributions to the retirement schemes amounted to RMB231 and RMB243, respectively, during 2003 and 2004.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Form of Director’s Service Agreement is incorporated by reference in Exhibit 4(c).1 of Form 20-F for the year of 2005.

4.2	Form of Non-Executive Director’s Service Agreement is incorporated by reference in Exhibit 4(c).2 of Form 20-F for the year of 2005.

8	Subsidiaries of the Company

12.1	Section 302 Certification of Chairman

12.2	Section 302 Certification of President

12.3	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chairman

13.2	Section 906 Certification of President

13.3	Section 906 Certification of Chief Financial Officer