Form 20-F
period 2006-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2007-06-29
CIK 1041668

As filed with the Securities and Exchange Commission on June 29, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________
For the transition period from _________ to

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 2,200,000,000 ordinary Domestic Shares of par value RMB 1.00 per share and 1,174,178,000 ordinary H Shares of par value RMB 1.00 per share and 1,000,000 ordinary A Shares of par value RMB 1.00 per share were issued and outstanding as of December 31, 2006.

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
☐ Yes ☑ No

TABLE OF CONTENTS
China Southern Airlines Company Limited

Remuneration Committee	50
Employees	50
Share Ownership	51
Item 7. Major Shareholders and Related Party Transactions	51
Major Shareholders	51
Related Party Transactions	51
Interests of Experts and Counsel	56
Item 8. Financial Information	56
Consolidated Statements and Other Financial Information	56
Significant Changes	56
Dividend Information	57
Item 9. The Offer and Listing	57
Offer and Listing Details	57
Plan of Distribution	58
Markets	58
Selling Shareholders	58
Dilution	58
Expenses of the Issue	59
Item 10. Additional Information	59
Share Capital	59
Memorandum and Articles of Association	59
Material Contracts	62
Exchange Controls	64
Taxation	65

Page
Dividends and Paying Agents	68
Statement by Experts	68
Documents on Display	68
Subsidiary Information	68
Comparison of New York Stock Exchange Corporate Governance Rules and China Corporate Governance Rules for Listed Companies	69

EX-1.1 AMENDED ARTICLES OF ASSOCIATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED
EX-4.1 FORM OF DIRECTOR'S SERVICE AGREEMENT
EX-4.2 FORM OF NON-EXECUTIVE DIRECTOR'S SERVICE AGREEMENT
EX-8.1 SUBSIDIARIES OF THE COMPANY
EX-12.1 SECTION 302 CERTIFICATION OF CHAIRMAN
EX-12.2 SECTION 302 CERTIFICATION OF PRESIDENT
EX-12.3 SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER
EX-13.1 SECTION 906 CERTIFICATION OF CHAIRMAN
EX-13.2 SECTION 906 CERTIFICATION OF PRESIDENT
EX-13.3 SECTION 906 CERTIFICATION OF CHIEF FINANCIAL OFFICER

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements appear in a number of different places in this Annual Report. A forward-looking statement is usually identified by the use in this Annual Report of certain terminology such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for the Company’s future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings (if any), the adequacy of reserves, or other business plans. You are cautioned that such forward-looking statements are not guarantees and involve risks, assumptions and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying those forward-looking statements.

Some of these risks and assumptions, in addition to those identified under Item 3, “Key Information - Risk Factors,” include:

•	general economic and business conditions, including changes in interest rates;

•	prices and other economic conditions;

•	natural phenomena;

•	actions by government authorities, including changes in government regulations;

•	the Company’s relationship with CSAHC;

•	uncertainties associated with legal proceedings;

•	technological development;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans; and

•	misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company, the Group and persons acting on their behalf.

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

The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company for the year ended December 31, 2006 (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. IFRS differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 51 to the Financial Statements.

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB 7.8087, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2006. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

The following tables present selected financial data of the Company as of and for each of the years in the five-year period ended December 31, 2006. The selected data of consolidated statements of operations for each of the years in the three-year period ended December 31, 2006 and consolidated balance sheets as of December 31, 2005 and 2006, presented in IFRS section, have been derived from the consolidated financial statements of the Company, including the related notes, included elsewhere in this Annual Report. The selected IFRS data of consolidated statements of operations for the years ended December 31, 2002 and 2003 and IFRS consolidated balance sheets of December 31, 2002, 2003 and 2004 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report. The selected U.S. GAAP data of consolidated statements of operations for each of the years in the five-year period ended December 31, 2006 and consolidated balance sheets as of December 31, 2002, 2003, 2004, 2005 and 2006 are derived from the Company’s unaudited consolidated financial statements that are not included in this Annual Report.

The consolidated financial statements of the Company are prepared and presented in accordance with IFRS.

Under IFRS, the purchase method of accounting was applied to account for the acquisition of the airline operations and certain related assets of China Northern Airlines Company (“CNA”) and Xinjiang Airlines Company (“XJA”) (“CNA/XJA Acquisitions”) (details of which are disclosed in “Item 4. Information on the Company — History and Development of the Company”) such that at December 31, 2004 only the acquired assets and liabilities are included in the consolidated financial statements. The results of the acquired operations and their related cash flows was included in the consolidated financial statements of the Group beginning January 1, 2005. Under U.S. GAAP, such transaction is considered to be “a combination of entities under common control”. A combination of entities under common control is accounted for in a manner similar to a “pooling-of-interests”. Consequently, the assets and liabilities of CNA and XJA are reflected at their U.S. GAAP carrying values and the U.S. GAAP consolidated financial statements are restated to include the assets and liabilities of CNA and XJA, and their results of operations and cash flows for the years ended December 31, 2002, 2003 and 2004.

In addition, the consolidated financial statements for the year ended December 31, 2005 have been revised to reflect the adoption of IAS 16 (amended 2004) Property, Plant and Equipment effective January 1, 2005. Please refer to Note 45 to the consolidated financial statements for details.

See Note 51 to the consolidated financial statements for the nature and effect of such differences and other significant differences related to the Group between IFRS and U.S. GAAP as of December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006 and the condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods. The following information should be read in conjunction with, and is qualified in its entirety by, the Financial Statements of the Group.

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$
				(revised)
	(in million, except per share data)
Income Statement Data:
IFRS:
Operating revenue	18,019	17,470	23,974	38,293	46,219	5,919
Operating expenses	15,993	17,014	23,065	39,525	45,980	5,888
Operating income/(loss)	2,026	456	909	(1,232)	239	31
Interest expense	(959)	(824)	(691)	(1,616)	(2,070)	(265)
Exchange (loss)/gain, net	(176)	(164)	(59)	1,220	1,492	191
Income/(loss) before taxation	1,130	(521)	220	(1,780)	284	36
Taxation (expense)/credit	(389)	334	(65)	(4)	(142)	(18)
Income/(loss) for the year	741	(187)	155	(1,784)	142	18
Income/(loss) attributable to :
Equity shareholders of the company	576	(358)	(48)	(1,786)	126	16
Minority interests	165	171	203	2	16	2
Basic and diluted earnings/(loss) per share	0.17	(0.09)	(0.01)	(0.41)	0.03	0.004
Basic and diluted earnings/(loss) per ADS	8.53	(4.68)	(0.55)	(20.42)	1.44	0.18
Cash dividends declared per share	0.02	—	—	—	—	—
U.S. GAAP:
Traffic revenue	24,854	24,897	33,235	37,419	45,087	5,774
Other operating revenue	904	586	930	874	1,132	145
Operating income/(loss)	1,948	366	1,877	(1,019)	706	90
Interest expense	(1,820)	(1,604)	(1,184)	(1,589)	(2,070)	(265)
Exchange (loss)/gain, net	(327)	(381)	(124)	1,220	1,492	191
Income/(loss) before income taxes and minority interests	(145)	(1,549)	693	(1,501)	402	51
Income tax (expense)/benefit	(356)	536	(261)	35	(170)	(22)
Minority interests	(154)	(127)	(193)	(2)	(16)	(2)
Net (loss)/income	(655)	(1,140)	239	(1,468)	216	28
Basic and diluted (loss)/earnings per share	(0.19)	(0.30)	0.05	(0.34)	0.05	0.006
Basic and diluted (loss)/earnings per ADS	(9.71)	(14.88)	2.50	(17.00)	2.50	0.30
Cash dividend declared per share	0.02	—	—	—	—	—

	As of December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$
				(revised)
	(in million)
Balance Sheet Data:
IFRS:
Cash and cash equivalents	3,771	2,080	3,083	2,901	2,264	290
Other current assets	1,835	1,922	4,286	4,320	4,419	566
Property, plant and equipment, net	26,921	28,536	46,841	54,339	56,347	7,216
Total assets	37,188	39,062	62,383	71,464	75,584	9,679
Notes payable, including current installments of long term notes payable	5,241	7,097	11,518	16,223	23,822	3,051
Current installments of obligations under capital leases	1,567	1,298	2,144	3,373	3,091	396
Notes payable, excluding current installments	5,835	4,522	11,935	12,740	10,018	1,283
Obligations under capital leases, excluding current installments	6,632	5,543	9,599	12,459	12,307	1,576
Total equity	11,130	13,569	13,903	11,998	12,121	1,304
U.S. GAAP:
Cash and cash equivalents	4,772	2,999	3,083	2,901	2,264	290
Other current assets	3,391	3,034	4,505	4,551	4,681	599
Property, plant and equipment, net	40,277	41,012	46,202	53,832	55,928	7,162
Total assets	54,860	58,610	65,144	74,479	77,877	9.973
Notes payable, including current portion of long term notes payable	10,304	8,600	11,518	13,612	19,652	2,517
Current installments of obligations under capital leases	2,591	2,368	2,106	3,401	3,119	399
Notes payable, excluding current portion	9,179	8,634	11,935	15,351	14,188	1,817
Obligations under capital leases, excluding current installments	13,333	13,849	11,975	14,807	14,551	1,863
Shareholders’ equity	6,796	13,098	11,169	9,701	9,917	1,270

Selected Operating Data

The following selected operating data of the Group for the five years ended December 31, 2006 have been derived from consolidated financial statements prepared in accordance with IFRS and other data provided by the Group and have not been audited.

The operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the statistical standards, which have been implemented since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2002	2003	2004	2005	2006
Capacity
ASK (million)	44,245	40,867	53,769	88,361	97,059
ATK (million)	5,915	5,921	7,446	11,509	12,656
Kilometers flown (thousand)	258,379	249,068	324,827	539,844	594,957
Hours flown (thousand)	405	385	501	846	931
Number of landing and take-offs	222,657	214,190	274,580	438,674	481,810
Traffic
RPK (million)	28,940	26,387	37,196	61,923	69,582
RTK (million)	3,614	3,561	4,663	7,284	8,071
Passengers carried (thousand)	21,493	20,470	28,207	44,119	49,206
Cargo and mail carried (tons)	470,000	464,000	545,000	775,000	819,000
Load Factors
Passenger load factor (RPK/ASK) (%)	65.4	64.6	69.2	70.1	71.7
Overall load factor (RTK/ATK) (%)	61.1	60.1	62.6	63.3	63.8
Breakeven load factor (%)	55.9	61.6	61.9	67.0	65.0

	Year ended December 31,
	2002	2003	2004	2005	2006
Yield
Yield per RPK (RMB)	0.54	0.57	0.57	0.55	0.60
Yield per cargo and mail ton kilometers (RMB)	1.73	1.62	1.67	1.75	1.89
Yield per RTK (RMB)	4.84	4.76	5.01	5.14	5.59
Fleet
— Boeing	102	108	137	140	159
— Airbus	20	24	46	71	103
— McDonnell Douglas	—	—	35	36	36
— Others	—	—	13	14	11
Total aircraft in service at period end	122	132	231	261	309
Overall utilization rate (hours per day)	9.8	8.5	9.9	9.6	9.5
Financial
Operating cost per ASK (RMB)	0.36	0.42	0.43	0.45	0.47
Operating cost per ATK (RMB)	2.70	2.87	3.10	3.44	3.63

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

Period	Period End	Average(1) (RMB per US$)	High	Low
Annual Exchange Rate
2002	8.2773	8.2773	8.2897	8.2152
2003	8.2767	8.2772	8.2800	8.2769
2004	8.2765	8.2765	8.2889	8.2641
2005	8.0694	8.1825	8.2767	8.0702
2006	7.8041	7.9723	8.0702	7.8041

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
December 2006	7.8350	7.8041
January 2007	7.8127	7.7705
February 2007	7.7632	7.7410
March 2007	7.7454	7.7232
April 2007	7.7345	7.7090
May 2007	7.7065	7.6463
June 2007 (up to June 27, 2007)	7.6680	7.6175

Dividend Payments

No interim dividends were paid during the year ended December 31, 2006. The Board of Directors of the Company (“Board of Directors”) has not recommended payment of a final dividend in respect of the year ended December 31, 2006.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risks Relating to the Company

Government ownership and control of the Company

Major Chinese airlines are wholly- or majority-owned either by the Chinese Government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese Government, holds and exercises the rights of ownership of all of the Domestic Shares or 50.3% of the equity of the Company. The interests of the Chinese Government in the Company and in other Chinese airlines may conflict with the interests of the holders of the ADSs, H Shares and A Shares. The public policy considerations of the Chinese Government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in the Company.

High operating leverage and foreign exchange exposure

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a proportionately higher decrease in net income. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Company incurred a net exchange gain of RMB1,220 million and RMB1,492 million for 2005 and 2006, respectively, mainly as a result of Reminbi appreciation. A majority of this exchange gain was unrealized in nature.

Liquidity

As of December 31, 2006, the Group had net current liabiliies position of RMB32,180 million which was due to the use of short-term notes payable for the aircraft acquisitions and other capital expenditures. The Group’s short-term notes payable amounted to RMB23,822 million as at December 31, 2006. The liquiditiy of the Group primarily depends on its ability to maintain adequate cash inflows from operations and to obtain adequate external finance. The Group may not be able to meet its debt obligations as they fall due and committed future capital expenditures.

Potential conflicts of interest

CSAHC will continue to be the controlling shareholder of the Company. CSAHC and certain of its affiliated companies will continue to provide certain important services to the Company, including the import and export of aircraft spare parts and other flight equipment, advertising services, provision of air catering and cabin supplies, pilot training services, air ticket selling services, cleaning services, leasing of properties and financial services. In addition, Mr. Liu Shao Yong, the Chairman of the Board of Directors, also serves as the General Manager of CSAHC. The interests of CSAHC may conflict with those of the Company. In addition, any disruption of the provision of services by CSAHC’s affiliated companies or a default by CSAHC of its obligations owed to the Company could affect the Company’s operations and financial conditions. In particular, as part of its cash management system, the Company periodically places significant amount of demand deposits with China Southern Airlines Group Finance Company Limited (“SA Finance”), a PRC authorized financial institution controlled by CSAHC and an affiliated company of the Company. As a result, the Company’s deposits with SA Finance are subject to the risks associated with the business of SA Finance over which the Company does not exercise control. As of December 31, 2005 and 2006, the Group had short-term deposits of RMB 544 million and RMB 629 million, respectively, with SA Finance.

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

Risks relating to certain real property

Although systems for registration and transfer of land use rights and related real property interests in China have been implemented, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters and other facilities are located and the buildings that the Company uses at its route bases in Wuhan, Haikou and Zhengzhou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. Lack of adequate documentation for land use rights and ownership of buildings subjects the Company to challenges and claims by third parties with respect to the Company’s use of such land and buildings.

The Company has been occupying all of the land and buildings described above without challenge or claim by third parties. CSAHC has received written assurance from the General Administration of Civil Aviation of China (“CAAC”) to the effect that CSAHC is entitled to continued use and occupancy of the land and certain related buildings and facilities. However, such assurance does not constitute formal evidence of CSAHC’s right to occupy such lands, buildings and facilities or the right to transfer, mortgage or lease such real property interests. The Company cannot predict the magnitude of the adverse effect on its operations if its use of any one or more of these parcels of land or buildings were successfully challenged. CSAHC has agreed to indemnify the Company and Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), the Company’s jointly controlled entity, against any loss or damage caused by any challenge of, or interference with, the use by the Company and GAMECO of any of their respective land and buildings.

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

Risks associated with increased costs from the requirements of Section 404 of the Sarbanes Oxley Act of 2002 to evaluate internal controls over financial reporting

 Section 404 of the Sarbanes Oxley Act of 2002 requires that the Company evaluates and reports on the effectiveness of internal controls in providing reasonable assurance regarding the reliability of Financial Reporting. The initial compliance date for management to evaluate and report on internal control over financial reporting under Section 404 of the Sarbanes Oxley Act of 2002 for Foreign Accelerated Filers is for the financial year ending on or after July 15, 2006. The Company has prepared and implemented an internal plan for compliance and has completed the process of documenting and testing the system of internal controls over financial reporting to provide the basis for this report for the year ending December 31, 2006, which is set out in Item 15. The requirement to provide an auditors’ report on internal controls over financial reporting of the Group will apply for the financial year ending December 31, 2007.

Due to ongoing evaluation and testing of the Company’s internal controls and the uncertainties of the interpretation of these new requirements, the Company cannot assure that there will not be significant deficiencies or material weaknesses that would be required to be reported. In the event that significant deficiencies or material weaknesses are reported, investor perceptions may be adversely affected and may cause a decline in the market price of our stock.

The Company has incurred increased costs and has dedicated an increased amount of management time and external resources in order to comply with the above legislation by the end of 2006 and may continue to do so in years to come. The process of documenting and testing the Company’s internal controls over financial reporting and considering improvements has required the Company to hire additional personnel and outside advisory services, resulting in additional accounting and consultancy expenses.

Passive Foreign Investment Company

Depending upon the value of our shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The Company believes that it was not a PFIC for the taxable year 2006. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2007 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

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

If the Company were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions the Company makes and on any gain realized on the disposition or deemed disposition of your ADSs, regardless of whether the Company continues to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs. Distributions in respect of your ADSs during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10, “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company”.

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

Jet fuel supply and costs

The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel costs for 2006 accounted for 35.2% of its operating expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai and Sanya airports) must be purchased from the exclusive providers, China Aviation Oil Supplies Company (“CAOSC”) and Bluesky Oil Supplies Company, companies controlled and supervised by the CAAC. Chinese airlines may also purchase their jet fuel requirements at the Shenzhen, Zhuhai and Sanya airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the State Planning Commission based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines. Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. Since then, however, the domestic jet fuel price from CAOSC has always been higher than international jet fuel prices, sometimes creating tension in fuel supply. In addition, jet fuel shortages have occurred in China and, on limited occasions before 1993, required the Company to delay or cancel flights. Although such shortages have not materially affected the Company’s results of operations since 1993, there can be no assurance that such shortage will not occur in the future. If such shortage occurs in the future and the Company is forced to delay or cancel flights due to fuel shortage, its operational reputation among passengers and results of operations may suffer.

Infrastructure limitations

The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese commercial aviation industry, including China’s air traffic control system, the availability of qualified flight personnel and airport facilities. Airlines, such as the Company, which have route networks that emphasize short- to medium-haul routes are generally more affected by insufficient aviation infrastructure in terms of on-time performance and high operating costs due to fuel inefficiencies resulting from the relatively short segments flown, as well as the relatively high proportion of time on the ground during turnaround. All of these factors may adversely affect the perception of the service provided by an airline and, consequently, the airline’s operating results. In recent years, the CAAC has placed increasing emphasis on the safety of Chinese airline operations and has implemented measures aimed at improving the safety record of the industry. The ability of the Company to increase utilization rates and to provide safe and efficient air transportation in the future will depend in part on factors such as the improvement of national air traffic control and navigation systems and ground control operations at Chinese airports, factors which are beyond the control of the Company.

Competition

The CAAC’s extensive regulation of the Chinese commercial aviation industry has had the effect of managing competition among Chinese airlines. Nevertheless, competition has become increasingly intense in recent years due to a number of factors, including relaxation of certain regulations by the CAAC and an increase in the capacity, routes and flights of Chinese airlines. Competition in the Chinese commercial aviation industry has led to widespread price-cutting practices that do not in all respects comply with applicable regulations. Until the interpretation of CAAC regulations limiting such price-cutting has been finalized and strictly enforced, discounted tickets from competitors will continue to have an adverse effect on the Company’s sales.

The Company faces varying degrees of competition on its Hong Kong regional routes from certain Chinese airlines and Hong Kong Dragon Airlines Limited and on its international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than the Company. In addition, the public’s perception of the safety and service records of Chinese airlines could adversely affect the Company’s ability to compete against its Hong Kong regional and international competitors. Many of the Company’s international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of the Company, or engage in promotional activities, that may enhance their ability to attract international passengers.

Limitation on foreign ownership

Chinese Government policies limit foreign ownership in Chinese airlines. Under these policies, the percentage ownership of the Company’s total outstanding ordinary shares held by investors in Hong Kong and any country outside China (“Foreign Investors”) may not in the aggregate exceed 49%. Currently, 26.8% of the total outstanding ordinary shares of the Company are held by Foreign Investors. For so long as the limitation on foreign ownership is in force, the Company will have no meaningful access to the international equity capital markets.

Consolidation and Restructuring

In 2000, the CAAC announced a restructuring plan with respect to the PRC aviation industry. Pursuant to such restructuring plan, each domestic airline was directed to consolidate into one of the three major airline groups in China: CSAHC, China National Aviation Holding Company and China Eastern Air Holding Group. As approved by the Company’s shareholders in an extraordinary general meeting on December 31, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA. This consolidation and restructuring pursuant to the CAAC restructuring plan may involve uncertainties and risks over a long period of time, including the following:

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

Risks relating to the PRC

Foreign exchange risks

Under current Chinese foreign exchange regulations, Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. Current account foreign exchange transactions can be undertaken without prior approval from the relevant Chinese Government agencies by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. Conversion from Renminbi into a foreign currency or vice versa for purposes of capital account transactions requires the prior approval of relevant Chinese Government agencies. This restriction on capital account transactions could affect the ability of the Company to acquire foreign currency for capital expenditures. It could also have a material adverse effect on the Company's operations and financial condition, given the Company's substantial foreign currency obligations.

The value of the Renminbi against the US dollar and other foreign currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar so that the Renminbi is now permitted to fluctuate within a band against a basket of certain foreign currencies. On May 18, 2007, the People’s Bank of China announced that the floating band of Renminbi would be permitted to rise or fall by as much as 0.5%. The PRC government has stated publicly that it intends to further liberalize its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. As the Company is not able to hedge effectively against the revaluation of the Renminbi other than by retaining its foreign currencies which it receives from its business and operational activities to the extent permitted by applicable law, any significant revaluation of the Renminbi may have a material adverse effect on the Company's financial performance, and the value of, and any dividends payable on, the Company's H Shares and ADSs in foreign currency terms.

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

New tax law

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”) which will take effect on January 1, 2008. The Company and certain subsidiaries of the Group are entitled to preferential income tax rates in the range of 15% to 27%. From January 1, 2008, the income tax rate of companies who are currently enjoying preferential income tax rates lower than 25% is expected to increase to the standard rate of 25% over a five-year transition period. However, the new tax law has not set out the details as to how the existing preferential tax rate will increase to the standard rate of 25%. It is uncertain whether the Group will be required to pay higher enterprise income tax when the implementation guidance of the new tax law is issued.

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

On April 30, 2006, the Company acquired certain assets of CSAHC Hainan Co., Ltd (“CSAHC Hainan”), a wholly-owned subsidiary of CSAHC, at a total consideration of RMB294 million, which was partly satisfied by assumption of debts and liabilities of CSAHC Hainan totaling RMB289 million outstanding as of that date. The remaining balance of RMB5 million was settled in cash during 2006.

Aircraft Acquisitions

Pursuant to the Airbus Aircraft Acquisition Agreement dated July 6, 2006 between the Company and Airbus, the Company will acquire 50 Airbus A320 series aircraft from Airbus. The aggregate catalogue price for the Airbus Aircraft is RMB26.526 billion (approximately US$3.316 billion). The aggregate consideration for the acquisition of the Airbus Aircraft is payable by cash in installments and the Airbus Aircraft will be delivered in stages to the Company during the period commencing from 2009 to 2010.

   Pursuant to the Boeing Aircraft Acquisition Agreement dated October 13, 2006 between the Company and Boeing, the Company will purchase 6 Boeing B777F freighters from Boeing. The catalogue price of a Boeing B777F freighter is US$232 million. The aggregate consideration for the acquisition of the B777F Freighters is partly payable by cash of the Company, and partly by financing arrangements with banking institutions and the Boeing Aircraft will be delivered in stages to the Company during the period commencing from November 2008 to July 2010.

Pursuant to the Xiamen Aircraft Acquisition Agreement dated October 13, 2006 between Xiamen Airlines and Boeing, Xiamen Airlines will acquire 6 Boeing B737-800 aircraft from Boeing. The catalogue price of a Boeing B737-800 aircraft is US$66-US$75 million. Such catalogue price includes price for airframe and engine. The aggregate consideration for the acquisition of the B737-800 Aircraft is payable by cash in instalments and the B737-800 Aircraft will be delivered to Xiamen Airlines in 2010.

The acquisition of the Airbus Aircraft, the B777F Freighters and the B737-800 Aircraft is beneficial to implementation of the Company’s development strategy, improvement of the Company’s operating capacity, especially the expansion of freight services, It is also believed that the acquisitions will better serve the passenger with premium services and enhance the core competence of the Company.

Capital Expenditure

The Group had RMB6,631million, RMB11,873 million and RMB 6,403 million capital expenditures in 2004, 2005 and 2006, respectively. Of such capital expenditures in 2006, RMB 3,759 was financed by capital leases, RMB 2,076 million was financed by bank borrowings while the remaining RMB 568 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings for operations.

Business Overview

General

The Group provides commercial airline services throughout China, Hong Kong and Macau regions, Southeast Asia and other parts of the world. The Group is one of the three largest Chinese airlines and, as of year end 2006, ranked first in terms of passengers carried, number of scheduled flights per week, number of hours flown and size of route network and aircraft fleet. During the three years ended December 31, 2006, the Group’s RPKs increased at a compound annual rate of 36.8%, from 37,196 million in 2004 to 61,923 million in 2005, and to 69,582 million in 2006, while its capacity, measured in terms of ASKs, increased at a compound annual rate of 34.4%, from 53,769 million in 2004 to 88,361 million in 2005, and to 97,059 million in 2006. In 2006, the Group carried 49.21 million passengers and had passenger revenue of RMB 41,549 million (US$5,321 million).

The Group conducts a portion of its airline operations through its airline subsidiaries namely Xiamen Airlines, Southern Airlines (Group) Shantou Airlines Company Limited (“Shantou Airlines”), Guangxi Airlines Company Limited (“Guangxi Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”) and Guizhou Airlines Company Limited (“Guizhou Airlines”) (collectively, the “Airline Subsidiaries”). In 2006, the Airline Subsidiaries carried 12.90 million passengers, had traffic revenue of RMB 8,726 million (US$ 1,118 million) and accounted for 26.2% and 19.4 % of the Group’s passengers carried and traffic revenue, respectively. Guangxi Airlines become a wholly-owned subsidiary of the Group in 2006. All the assets and liabilities of Guangxi Airlines were transferred to the Company on December 31, 2006.

The Group also provides air cargo and mail services. The cargo and mail revenue of the Group increased by 14.5% to RMB3,538 million (US$ 453 million) in 2006 as compared with 2005. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.

As of the year end 2006, the Group operated 616 routes, of which 501 were domestic, 90 were international and 25 were to/from Hong Kong and Macau. The Group operates the most extensive domestic route network among all Chinese airlines. In 2006, the Group operated an average of 9,308 landings and take-offs per week, serving 152 destinations. Its route network covers commercial centres and rapidly developing economic regions in Mainland China.

The Group’s corporate headquarters and principal base of operations are located in Guangzhou, the capital of Guangdong Province and the largest city in southern China. Located in the rapidly developing Pearl River Delta region, Guangzhou is also the transportation hub of southern China and one of China’s major gateway cities. Guangzhou’s significance has increased as the transportation infrastructure of Guangdong Province has developed through the construction and development of expressways, an extensive rail network and the port cities of Yantian, Shekou, Chiwan, Mawan, Huangpu and Zhuhai.

In December 2005, the Company established a branch company in Beijing and has added wide-body airplanes to its operation base in Beijing, with the view to expanding its Beijing aviation business and building another main hub there in addition to its Guangzhou base. The establishment of Guangzhou and Beijing hubs will facilitate strategic refinement and enhancement of its route network operations putting the Company in a better position to explore and seize the opportunities in the regional aviation market expected to be brought about by the 2008 Beijing Olympic Games.

In 2006, the Comapny expedited the pace of its expansion into the international market by entering into an operation agreement to join the SkyTeam Alliance, a strategic partnership with foreign airlines. The Company broadened its global market coverage and successfully added 18 new international routes, including Lagos and Tehran, and nine international destinations.

The Group’s operations primarily focus on the domestic market. In addition, the Group also operates Hong Kong and Macau and international flights. As of year end of 2006, the Group had 25 Hong Kong and Macau routes and 90 international routes. The Group’s Hong Kong and Macau operations include flights between destinations in China and Hong Kong and Macau.

As of December 31, 2006, the Group operated a fleet of 309 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 300, 319, 320, 330, McDonnell Douglas 82, 90. The average age of the Group’s fleet was 6.37 years as of the year end of 2006.

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

CSAHC was restructured in 1994 and 1995 in anticipation of the initial public offering of the Company. The restructuring was effected through the establishment of the Company and the execution of the Demerger Agreement, dated as of March 25, 1995, as amended (the “Demerger Agreement”), between CSAHC and the Company. Upon the restructuring, the Company assumed substantially all of the airline and airline-related businesses, assets and liabilities of CSAHC, and CSAHC retained its non-airline-related businesses, assets and liabilities. Upon this separation, all interests, rights, duties and obligations of CSAHC, whenever created or accrued, were divided between the Company and CSAHC based on the businesses, assets and liabilities assumed by each of them under the Demerger Agreement. Under the Demerger Agreement, CSAHC agreed not to conduct or participate or hold any interest in, either directly or indirectly, any business, activity or entity in or outside China that competes or is likely to compete with the commercial interests of the Group, although CSAHC may continue to hold and control the affiliates of CSAHC existing on the date of the Demerger Agreement and may continue to operate the businesses of such affiliates.

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

Share Reform Plan

Pursuant to the regulations including the "Guidelines of the State Council for Promoting the Reform and Opening-up and Sustained Development of the Capital Market" promulgated by the State Council of the PRC and the "Guiding Opinions on the State Share Reform of the Listed Companies" jointly promulgated by the China Securities Regulatory Commission (“CSRC”), the State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Finance, People's Bank of China and the Ministry of Commerce, and pursuant to the operating procedures of share reform proposals, the Company announced the Share Reform Plan (“Plan”) on April 13, 2007 which was subsequently amended on April 23, 2007. Under the Plan, all the 2,200,000,000 non-tradable domestic shares held by CSAHC will be converted into tradable A shares 36 months after the commencement date of the Plan. In return, CSAHC will grant 1,400,000,000 put options to those holders of tradable A shares who are listed in the Shareholders’ register on the record date which is May 8, 2007, which will be equivalent to 1.5970 shares for every 10 A shares held by the holders of tradable A shares. The rights under the put options as referred above will be automatically exercised in a European way on the expiring date in that the exercise ratio will be 2 to 1 (i.e., the value of the exercise ratio is 0.5), the effective period will be 12 months period, the initial exercise price will be RMB7.43, and the put options will be paid in cash. The share reform plan was approved in the relevant shareholder’s meeting held on May 17, 2007.

Traffic

The following table sets forth certain statistical information with respect to the Group’s passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail Carried (tons)		Total traffic (tons kilometers)
		Increase		Increase		Increase
		(decrease)		(decrease)		(decrease)
		over		over		over
	Total	previous year	Total	previous year	Total	previous year
Year	(in million)	(%)	(in thousand)	(%)	(in million)	(%)
2002	21.49	12.4	470.0	18.1	3,614.0	19.1
2003	20.47	(4.7)	464.0	(1.3)	3,561.0	(1.5)
2004	28.21	37.8	545.0	17.5	4,663.0	30.9
2005	44.12	56.4	775.0	42.2	7,284.0	56.2
2006	49.21	11.6	819.0	5.4	8,071.0	10.8

Route Network

Overview

The Group operates the most extensive route network among the Chinese airlines. As of December 31, 2006, the Group operated 616 routes consisting of 501 domestic routes, 25 Hong Kong and Macau routes and 90 international routes. In 2006, the Group conducted an average of 9,308 landings and take-offs per week, serving 152 destinations.

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

Route Bases

In addition to its main route bases in Guangzhou and Beijing, the Group maintains certain regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Urumqi, Haikou, Zhuhai, Xiamen, Fuzhou, Nanning, Guilin, Shantou, Guiyang, Sanya and Beihai. Most of its regional route bases are located in provincial capitals or major commercial centres in the PRC.

The Group believes that its extensive network of route bases enable it to coordinate flights and deploy its aircraft more effectively and to provide more convenient connecting flight schedules and access service and maintenance facilities for its aircraft. The Group believes that the number and location of these route bases may enhance the Group’s ability to obtain the CAAC’s approval of requests by the Group to open new routes and provide additional flights between these bases and other destinations in China. Current regulations of the CAAC generally limit airlines to operations principally conducted from their respective route bases.

Domestic Routes

The Group’s domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2006, the Group’s most profitable domestic routes were between: Guangzhou and Beijing, Guangzhou and Shanghai, Shanghai and Guangzhou, Beijing and Guangzhou, Shenzhen and Beijing, Shenzhen and Shanghai, Urumqi and Beijing, Beijing and Shenzhen, Beijing and Urumqi, and Beijing and Dalian.

Hong Kong and Macau Routes

The Group offers scheduled service between Hong Kong and Guangzhou, Kunming, Xiamen, Shantou, Beijing, Guilin, Meixian, Haikou, Wuhan, Zhengzhou, Nanning, Changsha, Quanzhou and Sanya; and between Macau and Fuzhou, Hangzhou and Xiamen. The Group’s Hong Kong and Macau regional routes also include routes between Hong Kong and Zhanjiang and Macau and other destinations in China, including Zhang Jia Jie and Wu Yi Shan, which the Group operates on a “charter” flight basis, as explained below. The Group believes that the routes on which it operates these “charter” flights are among its highest yielding routes, primarily because the Group faces limited competition on such routes and is consequently less subject to downward pricing pressures. In 2006, the most profitable Hong Kong and Macau routes (other than these “charter” flights) were between: Hong Kong and Wuhan, Hong Kong and Guangzhou, Guangzhou and Hong Kong, Hong Kong and Beijing, Wuhan and Hong Kong and Hong Kong and Shantou.

The Group’s “charter” flights are regularly scheduled flights, but permission to operate these flights is subject to monthly review by the CAAC and the Civil Aviation Department of the Hong Kong SAR. The CAAC has informally indicated that it primarily considers market demand and airline capability in granting permission for such flights. The Group has been able to maintain all of the Hong Kong regional routes which it operates on a “charter” flight basis and believes that demand on such routes will continue. In 2006, the Group conducted a total of 16,949 flights on its Hong Kong and Macau routes, accounting for approximately 28.8% of all passengers carried by Chinese airlines on routes between Hong Kong or Macau and destinations in China.

International Routes

The Group is the principal Chinese airline connecting the rapidly developing Pearl River Delta region of China to Southeast Asia, with 23 routes serving 11 Southeast Asian destinations, including Singapore and major cities in Indonesia, Thailand, Malaysia, the Philippines, Vietnam and Cambodia. In 2006, the Group’s most profitable international routes were: Shenyang-Seoul, Guangzhou-Tokyo, Seoul-Dalian, Guangzhou-Los Angeles. The Group believes that, among Chinese airlines, it is well-positioned to benefit from the business opportunities arising out of increased air traffic and the growing economic relationships between China and Southeast Asian countries.

In addition to the 23 routes serving 11 Southeast Asian destinations, the Group operates 67 other international routes providing scheduled services to Almaty, Amsterdam, Baku, Bishkek, Cheju, Cheong Ju City, Dubai, Dushanbe, Fukuoka, Hiroshima, Islamabad, Irkutsk, Khabarovsk, Kita Kyushu, Kwangju, Lagos, Los Angeles, Melbourne, Moscow, Nagoya, Nigata, Novosibirsk, Osaka, Paris, Pusan, Pyongyang, Sapporo, Sendai, Seoul, Sharjah, Sydney, Taegu, Tashkent, Teheran, Tokyo and Toyama.

Aircraft Fleet

The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft, the acquisition of existing aircraft in conjunction with our acquisition of CNA and XJA, and the retirement of less efficient, older aircraft. As of December 31, 2006, the Group operated a fleet of 309 aircraft with an average age of 6.37 years. Most aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Most of the aircraft operated by the Group are leased pursuant to various types of leasing arrangements.

The following table sets forth certain information regarding the Group’s fleet of 309 aircraft as of December 31, 2006.

Model	Number of Aircraft	Average age (years)	Average Passenger Capacity
Boeing 777-200	4	10.53	380
Boeing 777-21B	6	8.20	292
Boeing 757-200	34	11.58	200
Boeing 747F	2	4.42	n/a
Boeing 737-800	38	2.86	167
Boeing 737-700	38	3.01	138
Boeing 737-500	8	12.57	130
Boeing 737-300	29	12.72	145
Airbus 300-600	6	11.96	272
Airbus 319-100	27	1.66	128
Airbus 320-200	49	4.09	158
Airbus 321-200	17	2.24	182
Airbus 330-200	4	1.72	264
McDonnell Douglas 82	23	21.54	144
McDonnell Douglas 90	13	8.85	157
Embraer 145 Jet	6	2.23	50
ATR-72	5	8.95	72
	309

During 2006, the Group continued to expand and modernize its aircraft fleet. The Group’s major aircraft transactions included:

In 2006, the Company exercised purchase options of ten Boeing 737-300, three McDonnell Douglas 90, seven McDonnell Douglas 82 and three Airbus 300-600 upon expiry of the respective lease terms.

Six Airbus 319-100, ten Airbus 320-200, seven Airbus 321-200, five Boeing 737-700, ninteen 737-800 aircraft were acquired under operating lease, and two Boeing 737-300, nine Boeing 737-500, one Boeing 757-200 aircraft under operating lease were returned during 2006. In addition, nine Airbus 320-200, four Boeing 737-700 and four Boeing 737-800 aircraft acquired in 2006 were financed by a combination of internal funds, long-term bank loans and finance lease agreements.

On April 30, 2006, the Company acquired one McDonnell Douglas 82 aircraft through the acquisition of the assets from CSAHC Hainan, originally operated by the Company under a wet lease agreement. The wet lease agreement was discontinued on April 30, 2006.

In August 2006, the Group exercised its option to change an order from three Boeing 787 aircraft to six Boeing 737-700 aircraft in respect of an agreement signed on August 8, 2005.

In July 2006, the Company entered into a purchase agreement with Airbus SNC to acquire ten Airbus 319-100, fifteen Airbus 320-200 and twenty-five Airbus 321-200 aircraft, scheduled for deliveries in 2009 to 2010.

In October 2006, the Company executed the Boeing Aircraft Acquisition Agreement for the purchase of six Boeing 777F freighters. The freighters will be delivered in stages to the Company in 2008 to 2010.

In October 2006, the Group executed the Boeing Aircraft Acquisition Agreement for the purchase of six Boeing 737-800 aircraft, scheduled for deliveries in 2010.

In 2006, the Company disposed of three Boeing 757-200 and three Cessna 208B aircraft.

Aircraft Financing Arrangements

Overview

A significant portion of the Group’s aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to twelve years. As of December 31, 2006, 81 of the Group’s 309 aircraft were operated under capital leases, 123 were operated under operating leases, 19 were financed by long-term mortgage loans, while the remaining were acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made pursuant to operating leases or capital leases. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2006, the number of aircraft operated by the Group pursuant to capital and operating leases and the remaining terms, expressed in years, of such leases.

Model	Capital Lease	Operating Lease	Average Remaining Lease Term
Boeing 777-200 and 777-21B	6	4	3.48
Boeing 757-200	2	14	2.29
Boeing 737-700	11	15	6.37
Boeing 737-800	—	22	7.45
Boeing 737-500	—	8	1.81
Boeing 737-300	5	8	1.31
Airbus 300-600	—	3	0.77
Airbus 319-100	6	21	8.42
Airbus 320-200	33	16	6.16
Airbus 321-100	6	7	9.47
Airbus 330-200	4	—	10.28
McDonnell Douglas 82	—	5	—
McDonnell Douglas 90	8	—	1.09
	81	123

Capital Leases

As of December 31, 2006, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB 18,403 million (US$ 2,357 million). As of year end 2006, a majority of the Group’s capital leases had original terms ranging from ten to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to ten years. The Group’s capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

As of December 31, 2006, the Group’s aggregate future minimum lease payments required under its operating leases were RMB 21,969 million (US$ 2,813 million). As of year end 2006, the Group’s operating leases had original terms generally ranging from five to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases generally ranged from one to twelve years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

Pursuant to capital or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Taxation Bureau, lease arrangements executed prior to September 1, 1999 are exempt from PRC withholding tax. The PRC withholding tax payable in respect of the operating leases executed after September 1, 1999 of RMB23 million, RMB55 million and RMB60 million during 2004, 2005 and 2006 respectively, have been included as part of the operating lease charges.

Aircraft Flight Equipment

The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. As of year end 2006, the Group had 69 spare jet engines for its fleet. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for the Group’s aircraft are generally handled by Southern Airlines (Group) Import & Export Trading Corporation (“SAIETC”), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

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

The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capabilities include overhaul of more than 90% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. GAMECO also provides line maintenance services to eight other Chinese airlines and 17 international airlines. GAMECO provides heavy maintenance services to four other Chinese airlines and nine international airlines.

The Company and GAMECO had entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On May 17, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services (the “Fee Agreement”). Pursuant to the Fee Agreement and subsequent agreements, GAMECO charged the Company for expendables at cost plus 16%, and labour costs at US$30 per hour during 2006. For the year ended December 31, 2006, the amount incurred by the Group for such repair and maintenance services was RMB 686 million.

Overhauls of jet engines are performed by MTU Maintenance Zhuhai Co., Ltd., (“MTU Zhuhai”), a jointly controlled entity of the Company and MTU Aero Engines Gmbh, and also by overseas qualified service providers in Germany, Malaysia, Canada and England. For the year ended December 31, 2006, repair fees amounting to RMB497 million were paid to MTU Zhuhai.

Safety

The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. There were no serious incidents involving casualty or flight damage throughout the three years ended December 31, 2006. For minor “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below the standard prescribed by the CAAC. For example, the Company’s “flight incident” ratio was 0.13, 0.13 and 0.065 in 2004, 2005 and 2006, respectively. In comparison, CAAC’s published maximum acceptable flight incident ratio was 0.9 in 2004 and 0.29 in 2005 and 0.7 in 2006. This ratio is defined as the occurrence of one incident for every 10,000 hours of flight time.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs for 2006 accounted for 35.2% of the Group’s operating expenses. Like all Chinese airlines, the Group is generally required by the Chinese Government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Zhuhai and Sanya airports which are supplied by Sino-foreign joint ventures in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

CAOSC’s maximum fuel price in 2006 was RMB6,850 per ton. The average price paid by the Group in 2006 was RMB 5,838 per ton, which represents a 20.5% increase from that of 2005.

According to the Notice of the National Development and Reform Commission (“NDRC”) and the Civil Aviation Administration of China (“CAAC”) on Issues Relating to Introduction of the Fuel Surcharge for Domestic Routes, domestic airlines imposed fuel surcharges for all the domestic routes (excluding those from the mainland PRC to Hong Kong and Macau) with effect from August 1, 2005 (based on flight time). On February 16, 2006, the NDRC and CAAC released a supplementary document on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, stating that due to the rising jet fuel price, the period of imposition of fuel surcharge by airlines was extended. The NDRC and CAAC released separate supplementary documents on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes on March 28 and September 1, respectively, thereby adjusting the amount of fuel surcharges in a range of RMB20 to RMB60 per passenger for distance, flown less than 800 kilometers, and in a range of RMB40 to RMB100 for distance, exceeding 800 kilometers, during the period temporarily from April 10, 2006 to October 10, 2006. On January 21, 2007, the NDRC and CAAC released additional supplementary documents on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, thereby adjusting the amount of fuel surcharges from RMB60 to RMB50 per passenger for distance, flown less than 800 kilometers, and from RMB100 to RMB80 for distance exceeding 800 kilometers.The introduction of fuel surcharge, and the extension of the duration of the same will help relieve, to a certain extent, the burden of high jet fuel cost, on the Group.

In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese Government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 20% of the Group’s total jet fuel consumption in 2006.

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

In the Group’s pilot training program, trainees have two years of theoretical training at the BAAU. After successful completion of academic and physical examinations, the trainees receive flight training for a period of approximately 20 months at China Southern West Australian Flying College Pty Ltd. (the “Australian Pilot College”), a company that is 65% owned by the Company and 35% owned by CSAHC. Each trainee at the Australian Pilot College is required to fly at least 230 hours before being awarded a flight certificate. Graduates of the BAAU and the Australian Pilot College are hired by the Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for the Group’s trainee pilots is approximately five years. About 110 trainee pilots graduated from the Australian Pilot College each year.

As part of the pilot training program, trainee pilots receive their initial training in the operation of a specific aircraft with Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi), a jointly controlled entity between the Company and CAE International Holdings Limited, which also provides training to pilots from other Chinese airlines. Zhuhai Xiang Yi is equipped with simulators for all models of aircraft currently operated by the Group and provides flight simulation training services to the Group.

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

Ground Services

The Group makes arrangements with airport authorities, other airlines or ground services companies for substantially all ground facilities, including jet-ways, waiting areas, ticket counters and support services buildings, at each airport that it serves. The Group pays landing, parking and other fees to such airports, including Guangzhou Baiyun Airport. At domestic airports, such fees are generally determined by the CAAC.

At Guangzhou Baiyun Airport, the Group operates its own passenger check-in, cargo, mail and baggage handling, aircraft maintenance and cleaning services. The Group also provides such services to other airlines that operate in Guangzhou Baiyun Airport.

Ground services at the airports in Shenzhen, Changsha, Wuhan, Zhengzhou, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Shantou, Guiyang and Beihai are primarily operated directly by the Group. Ground services at the airport in Beijing are primarily provided by Beijing Southern Airlines Ground Services Company Limited, a jointly controlled entity between the Company and Beijing Aviation Ground Services Co. Ltd., since April 2004. Ground services at other airports in China are provided to the Group by local airport authorities or local airlines pursuant to various service agreements. Ground services and other services at airports outside China are provided to the Group by foreign services providers pursuant to various service agreements with such parties. All such agreements of the Group are short-term and otherwise on terms that are customary in the industry.

Air Catering

The Company owns a 75% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”). Nanland provides in-flight meals, snacks, drinks and related services for all of the Group’s flights originating in Guangzhou and substantially all other flights departing from Guangzhou Baiyun Airport. The Group contracts with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry.

Cargo and Mail

The Group also provides air cargo and mail services. A significant portion of these services are combined with passenger flights services. Currently, the Group has two Boeing 747-400 freighters mainly servicing four international cargo routes, Shenzhen to Shanghai to Anchorage to Chicago, Shenzhen to Anchorage to Chicago, Shanghai to Anchorage to Chicago and Shenzhen to Shanghai to Amsterdam.

Currently, the Group conducts its cargo business primarily through its cargo division in Shenzhen.

Sales, Reservations and Marketing

 Passenger Ticket Sales and Reservations

The Group’s ticket sales and reservations are conducted by or through independent sales agents and the Group’s own network of exclusive sales offices as well as the CAAC’s sales offices and CSAHC’s affiliates. The Group has sales offices in Guangzhou and its other route bases. In addition, the Group maintains regional sales offices in other cities in China, including Beijing and Shanghai. The Group maintains international sales offices in Almaty, Amsterdam, Baku, Bangkok, Bishkek, Cheju, Cheong Ju City, Daejeon, Dubai, Dushanbe, Fukuoka, Hanoi, Hiroshima, Ho Chi Minh City, Islamabad, Irkutsk, Jakarta, Khabarovsk, Kita Kyushu, Kuala Lumpur, Kwangju, Lagos, Los Angeles, Manila, Melbourne, Moscow, Nagoya, Nigata, Novosibirsk, Osaka, Paris, Penang, Phnom Penh, Pusan, Pyongyang, Sapporo, Sendai, Seoul, Sharjah, Singapore, Sydney, Taegu, Tashkent, Teheran, Tokyo, Toyama and Vladivostok.

In Hong Kong, ticket sales and reservations services are provided to the Group by China National Aviation Corporation and Nanlung Travel Agency Limited (a subsidiary of CSAHC) for a commission of 6% of the ticket price. The Group also has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2006, approximately 30% of all ticket sales for the Group’s scheduled flights were made by the Group’s and CAAC’s network of sales offices and CSAHC’s affiliates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents, substantially all of whom operate in cities throughout China, with the remainder operating principally in Hong Kong and other Southeast Asian destinations served by the Group. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents in China a commission of 1.5%-9.0% of the ticket price, and pays independent sales agents outside China a commission ranging from 3% - 9% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2006, independent sales agents accounted for approximately 70% of the Group’s ticket sales for its scheduled flights.

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

 Cargo

The Group’s cargo and mail services are promoted through its own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, the Group employs a number of cargo agents in the Pearl River delta region. The Group generally pays such agents a commission of 4% - 5% of the relevant cargo freight rate for domestic and international services.

 Promotional and Marketing Activities

The Group engages in regular promotional and marketing activities in an effort to increase its market share. The Group’s promotional and marketing activities for domestic routes emphasize safety, passenger comfort and the frequency of the Group’s flights. The Group’s promotional and marketing activities for international and Hong Kong and Macau regional passengers emphasize the Group’s quality of service, extensive route network in China and greater frequency of flights relative to other Chinese airlines. In addition, the Group also promotes and markets its Hong Kong and Macau regional and international routes on the basis of price.

The Group has been seeking to increase its name recognition by offering new services to passengers. For example, the Group was the first Chinese airline to provide off-airport check-in services. The Group also offers transfer and baggage “through-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan.

To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club”, and the “Egret Mileage Plus”. By the end of 2006, the Group had approximately 4,608,000 members under these programs.

Regulation

The Chinese commercial aviation industry is subject to a high degree of regulation and oversight by the CAAC. Regulations and policies issued or implemented by the CAAC encompass substantially all aspects of airline operations, including the approval of domestic, Hong Kong and Macau and international route allocation, published air fares, aircraft acquisition, jet fuel prices and standards for aircraft maintenance, airport operations and air traffic control. The Civil Aviation Law, which became effective in March 1996, provides a framework for regulation of many of these aspects of commercial aviation activities. Although China’s airlines operate under the supervision and regulation of the CAAC, they are accorded an increasingly significant degree of operational autonomy, including with respect to the application for domestic, Hong Kong and Macau and international routes, the allocation of aircraft among routes, the purchase of flight equipment, the pricing of air fares within a certain range, the training and supervision of personnel and their day-to-day operations.

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

The CAAC considers market conditions for a domestic route in determining whether the route should be allocated to one or more airlines. The CAAC requires the passenger load factor on a particular route to reach 75% before additional flights may be put on that route. Airlines serving the route are given priority for such additional flights, and only if such airlines cannot operate more flights will the CAAC permit another airline to commence service.

 Hong Kong and Macau Routes. Hong Kong and Macau routes and landing rights are derived from agreements between the Chinese Government and the government of the Hong Kong SAR, and between the Chinese Government and the government of Macau SAR. Such rights are allocated by the CAAC among the four Chinese airlines permitted to fly to Hong Kong or Macau. The Group understands that the criteria for determining whether a Hong Kong and Macau route will be allocated to a particular airline include market demand, the ability of the airline to service the route and the appropriateness of the airline’s aircraft for such route.

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

 Air Fare Pricing Policy

Pursuant to “Pricing Reform of Domestic Civil Aviation” as approved by the State Council of the PRC effective on April 20, 2004, prices on domestic routes now fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through a local price bureau, the government now provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform.

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

 Acquisition of Aircraft and Flight Equipment

The CAAC requires all Chinese airlines to acquire their aircraft through China Aviation Supplies Import and Export Corporation (“CASC”), an entity controlled by the CAAC. If a Chinese airline plans to acquire an aircraft, the airline must first seek approval from the CAAC and NDRC. The airline must, as a condition of approval, provide specific acquisition plans, which are subject to modification by the CAAC and NDRC. If the CAAC and NDRC approve an aircraft acquisition, the airline negotiates the terms of the acquisition with the manufacturer together with CASC because CASC possesses the license required to import or export aircraft, and CASC receives a commission in respect thereof. Most Chinese airlines are also required to acquire their aircraft engines, spare parts and other flight equipment through CASC. The Company and a few other Chinese airlines are permitted to import jet engines and other flight equipment for their own use without the participation of CASC. In the case of the Company, SAIETC acts as its import agent and is paid an agency fee for its services.

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

 Chinese Airport Policy

The CAAC supervises and regulates all civilian airports in China. The local government of the PRC manages the administration of most civilian airports in China, including the Guangzhou Baiyun Airport as of 2006, with limited exceptions. Airports in China are also subject to regulation and ongoing review by the CAAC, which determines take-off and landing charges, as well as charges for the use of airports and airport services.

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

In the Chinese aviation industry, the three dominant airlines are the Group, Air China and China Eastern Airlines (“China Eastern”). In 2006, these three airlines together controlled approximately 72.48% of the commercial aviation market in China as measured by passengers carried.

Most major Chinese airlines have in recent years significantly expanded their fleets, while at the same time passenger traffic has not increased proportionately. This has resulted in a reduction in the passenger load factors for most Chinese airlines. As a result, Chinese airlines are required to be more competitive with respect to, for example, quality of service, including ticketing and reservations, in-flight services, flight scheduling and timeliness.

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

	Passenger carried		Cargo and Mail Carried (tons)		Total traffic (ton kilometers)
	Industry	Group’s	Industry	Group’s	Industry	Group’s
	Total	Share	Total	Share	Total	Share
Year	(in million)	(% of total)	(in thousand)	(% of total)	(in billion)	(% of total)
2000	67.2	24.9	1,967	22.5	12.3	20.0
2001	75.2	25.4	1,709	23.3	14.1	21.5
2002	85.9	25.0	2,021	23.3	16.5	21.9
2003	87.6	23.4	2,190	21.2	17.1	20.8
2004	121.2	23.3	2,770	19.7	23.1	20.2
2005	138.3	31.8	3,067	25.3	26.1	27.9
2006	159.7	30.8	3,494	23.4	30.6	26.4

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

The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China, based on passenger volume, in 2006.

		Cargo and Mail
	Passenger carried	Carried	Departing flight
Airport	(% of total)	(% of total)	(% of total)
Beijing	18.6%	13.2%	17.6%
Shanghai Pudong	9.2%	4.4%	9.6%
Guangzhou	53.1%	42.1%	53.6%
Shanghai Hongqiao	18.7%	19.9%	17.7%
Shenzhen	30.8%	26.3%	29.9%
Chengdu	13.7%	15.8%	11.7%
Kunming	18.4%	18.9%	17.3%
Hangzhou	37.5%	32.9%	35.6%
Xian	15.3%	18.0%	13.8%
Chongqing	21.3%	24.9%	19.0%

The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above), based on passenger volume, in 2006.

		Cargo and Mail
	Passenger carried	Carried	Departing flight
Airport	(% of total )	(% of total)	(% of total)
Changsha	29.1%	33.6%	25.2%
Wuhan Tianhe	51.4%	68.9%	50.7%
Guilin	38.3%	41.1%	35.2%
Sanya	41.1%	41.1%	40.7%
Zhengzhou	41.2%	31.1%	41.9%
Nanning	65.2%	67.1%	56.1%
Zhang Jia Jie	38.4%	40.4%	33.2%
Shantou	30.7%	35.5%	33.5%

 Hong Kong and Macau Routes

The Group dominates the routes operated by Chinese airlines between Hong Kong and Macau and China. In 2006, the Group operated an average of more than 16,949 “charter” and other scheduled flights per week between China and Hong Kong or Macau, accounting for approximately 28.8% of the total number of passengers carried by all Chinese airlines on the Hong Kong and Macau routes. The Group believes that the routes on which it operates “charter” flights are among its highest yielding routes, primarily because the Group faces limited competition on such routes and is consequently less subject to downward pricing pressures. Dragon Air, which is a Hong Kong-based airline, competes with the Group on many of the Group’s Hong Kong and Macau routes.

Air Macau Group Ltd. (“Air Macau”), a Macau-based airline, started to operate routes in 1996 between Macau and China, to destinations such as Beijing, Shanghai, Xiamen and Wuhan. Air Macau also operates routes between Macau and Taiwan, including flights which allow passengers to travel between Taiwan and China through Macau. The air fares on some of Air Macau’s routes are significantly less than air fares on comparable routes of the Group. Air Macau’s routes provide an alternative to, and compete with, the Group’s Hong Kong and Macau routes for passengers travelling between Taiwan and China.

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

Air China has the most extensive international route network among Chinese airlines. Beijing, the hub of Air China’s operations, has been the destination for most international flights to China. The Group competes against, among other airlines, Thai Airways International, Singapore Airlines, Malaysian Airlines System, Air China and China Eastern on flights to Southeast Asian destinations. In the case of its European routes, the Group’s competitors include Air France — KLM. The Group faces competition on its international routes from Air China and China Eastern, each of which operates several routes between destinations in China and the United States, as well as international airlines that fly to Los Angeles from Hong Kong. The Group competes in the international market primarily on the basis of safety, price, timeliness and convenience of scheduling.

 Airline Subsidiaries

The Airline Subsidiaries are joint ventures established by the Company and local companies in the provinces or special economic zones where the Airline Subsidiaries are based and are engaged in providing airline and related services. Except for Guangxi Airlines, of which the Company owns a 100% equity interest, the Company owns a 60% equity interest in each of the remaining Airline Subsidiaries.

As of December 31, 2006, Xiamen Airlines operated under its own “MF” code a fleet of 41 aircraft on 85 domestic routes, 11 international route and six Hong Kong and Macau routes. In 2006, Xiamen Airlines carried a total of about 7.78 million passengers, or approximately 15.8% of the passengers carried by the Group in that year, and had RMB5,982 million in traffic revenue.

As of December 31, 2006, Shantou Airlines operated under the Group’s “CZ” code eight aircraft on 12 domestic routes, one international route and one Hong Kong and Macau route. In 2006, Shantou Airlines carried a total of about 1.39 million passengers, or 2.8% of the passengers carried by the Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2006 was RMB1,042 million.

As of December 31, 2006, routes previously operated by Guangxi Airlines under the “CZ” code nine aircraft on 33 domestic routes, one international routes and two Hong Kong and Macau routes were transferred to the Company. In 2006, Guangxi Airlines carried a total of about 1.55 million passengers, or 3.1% of the total number of passengers carried by the Group in that year. Total traffic revenue of Guangxi Airlines for the year ended December 31, 2006 was RMB706 million.

As of December 31, 2006, Zhuhai Airlines operated under the “CZ” code five aircraft on nine domestic routes. In 2006, Zhuhai Airlines carried a total of about 868,700 passengers, or approximately 1.8% of the total number of passengers carried by the Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2006 was RMB780 million.

As of December 31, 2006, Guizhou Airlines operated under the “CZ” code seven aircraft on 20 domestic routes. In 2006, Guizhou Airlines carried a total of about 1.35 million passengers, or approximately 2.7% of the total number of passengers carried by the Group in 2006. Total traffic revenue of Guizhou Airlines was approximately RMB982 million for the year ended December 31, 2006.

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

Under Chinese law, civil liability of Chinese airlines for injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$51,225) per passenger. Under the Convention for the Unification of Certain Rules Relating to International Transportation by Air of 1929 (as amended by the protocol of 1955, the “Warsaw Convention”), unless a separate agreement has been entered into between China and a specific country, civil liability for injuries suffered by passengers on international flights is limited to US$122,000 per passenger. The Group believes that it maintains adequate insurance coverage for the maximum civil liability that can be imposed in respect of injuries to passengers under Chinese law, the Warsaw Convention or any separate agreement applicable to the Group.

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

Organizational Structure

The following chart illustrates the corporate structure of the Group as of year end 2006 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, affiliated companies and jointly controlled entities.

Note a: Another 26% ownership interest is held by CSA’s subsidiaries.

The particulars of the Company’s principal subsidiaries as of December 31, 2006 are as follows:

Name of company	Place and date of establishment /operation	Proportion of ownership interest held by the Company
Guangxi Airlines Company Limited	PRC April 28, 1994	100
Southern Airlines (Group) Shantou Airlines Company Limited	PRC July 20, 1993	60
Zhuhai Airlines Company Limited	PRC May 8, 1995	60
Xiamen Airlines Company Limited	PRC August 11, 1984	60
Guizhou Airlines Company Limited	PRC November 12, 1991	60
Guangzhou Air Cargo Company Limited	PRC March 31, 2004	70
Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	75
China Southern West Australian Flying College Pty Ltd.	Australia January 26, 1971	65
Guangzhou Baiyun International Logistic Company Ltd	PRC July 23, 2002	61
Xinjiang Civil Aviation Property Management Limited	PRC February 12, 2002	51.8

The particulars of the Group’s principal affiliated companies and jointly controlled entity as of December 31, 2006 are as follows:

		Proportion of ownership
	Place and date of	interest held by
	establishment	Group
Name of company	/operation	effective interest	The Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Company Limited	PRC October 28, 1989	50	50	—
China Southern Airlines Group Finance Company Limited	PRC June 28, 1995	34	21.1	12.9
Sichuan Airlines Corporation Limited	PRC August 28, 2002	39	39	—
China Postal Airlines Limited	PRC November 25, 1996	49	49	—
MTU Maintenance Zhuhai Co. Ltd	PRC April 6, 2001	50	50	—
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC July 10, 2002	51	51	—
Beijing Southern Airlines Ground Service Company Limited	PRC April 1, 2004	50	50	—

Property, Plant and Equipment

For a discussion of the Group’s aircraft, see Item 4, “Information on the Company — History and development of the Company — Aircraft Acquisitions.”

The Group’s headquarters in Guangzhou occupy an area of approximately 90,606 square meters of land and a total gross floor area of approximately 516,712 square meters. The Group leases from CSAHC the land in Guangzhou on which the Group’s headquarters and other facilities are located. The Group also leases from CSAHC certain buildings at the Wuhan and Haikou and Zengzhou airports.

The Company’s principal properties are located at its headquarters site and at its route bases. The following table sets forth certain information with respect to the Company’s properties at its headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Buildings (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	9,797	80,809	514,957	1,755
Shenzhen	208,740	—	54,093	—
Zhuhai	170,062	—	18,791	—
Changsha	138,949	—	47,190	—
Zhengzhou	290,841	—	60,582	—
Haikou	5,265	—	63,570	19,633
Wuhan	—	31,061	17,335	22,831
Nanyang	—	—	12,156	60,003
Sanya	106,680	—	16,968	—
Shenyang	—	134,356	79,626	94,661
Dalian	—	14,403	17,250	37,134
Jilin	—	160,106	33,656	25,220
Harbin	—	293,648	36,925	3,457
Xinjiang	—	548,556	177,710	13,829

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Buildings (in square meters)
	Owned	Leased	Owned	Leased
Xiamen	451,121	—	355,038	12,509
Shantou	36,931	55,407	40,624	—
Zhuhai	68,186	—	54,398	2,135
Guilin	72,563	—	73,379	139
Guizhou	259,879	—	93,390	3,533

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

The consolidated financial statements for the year ended December 31, 2005 have been revised to reflect the adoption of IAS 16 (amended 2004) Property, Plant and Equipment (“revised policy”) effective January 1, 2005. The effect of adoption of the revised policy was not reflected in the 2005 Annual Report as management determined the impact to the 2005 consolidated financial statements was immaterial. Further details are set out in Note 45 to the consolidated financial statements.

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

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Our principal accounting policies are set forth in Note 2 to the consolidated financial statements. The Group believes that the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of traffic revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of traffic revenue and amount of operating costs.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of trade receivables

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

Overview

As a result of the continuous growth in demand in the airline market and acquisitions, of airline operations, the Group’s business benefited from an increase of transport capacity, passenger volume and cargo and mail carried. On the other hand, the Group has also strengthened its cost control strategy, particularly on saving jet fuel cost and repairs and maintenance expenses. Together with improving allocation of transport capacity between peak and non peak season, expanding the profitable routes and enhancing the ticket revenue management system, the revenue and the operation efficiency of the Group improved in 2006.

Nevertheless, the Group is facing pressure on its operations due to continuing increases of jet fuel costs and intensified competition.

Since July 21, 2005, the PRC Government has begun to adopt a managed floating exchange rate system based on market supply and demand of currencies, which is subject to adjustments with reference to a basket of currencies. The exchange rate of Renminbi would no longer be pegged to the U.S. dollar only and a more flexible exchange rate system was established. The exchange rate of U.S. dollar and RMB was at USD1.00: RMB8.11. Because the Group finances its aircraft acquisitions mainly through capital leases or bank loans in U.S. dollars, and there are a substantial amount of transactions and obligations denominated in U.S. dollars in relation to its global purchases of jet fuel, lease and purchase of aviation equipment as well as major repairs, in addition to the landing fees of its international flights in the airports of other countries, the Group benefited from the RMB appreciation. RMB appreciation has brought a one-off exchange gain to the Group and reduced its operating costs which are denominated in foreign currencies. However, RMB appreciation also presents the Group with a challenge in price competition in international route operations.

According to the Notice of NDRC and CAAC on Issues Relating to Introduction of the Fuel Surcharge for Domestic Routes, domestic airlines imposed fuel surcharges for all the domestic routes (excluding those from the mainland PRC to Hong Kong and Macau) with effect from August 1, 2005 (based on flight time). On February 16, 2006, the NDRC and CAAC released a supplementary document on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, stating that due to the rising jet fuel price, the period of imposition of fuel surcharge by airlines was extended. On March 28, 2006, the NDRC and CAAC released another supplementary document on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, thereby adjusting the amount of fuel surcharges from RMB20 to RMB30 per passenger for distances flown less than 800 kilometers, and from RMB40 to RMB60 for distances exceeding 800 kilometers, during the period temporarily from April 10, 2006 to October 10, 2006. The introduction of fuel surcharge and the extension of the duration of the same helped relieve, to a certain extent, the burden of high jet fuel cost on the Group. NDRC and CAAC approved of the raise to the passenger fuel surcharge for domestic routes to help relieve the soaring jet fuel cost for the period in 2006.

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

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses are fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Group recognized a net exchange gain of RMB1,220 million and RMB1,492 million in 2005 and 2006, respectively. These amounts represented mainly unrealized exchange differences resulting from the retranslation of the foreign currency borrowings.

A number of other external variables, including political and economic conditions in China, tend to have a major impact on the Group’s performance. The Group’s financial performance is also significantly affected by factors arising from operating in a regulated industry. As substantially all aspects of the Group’s airline operations are regulated by the PRC government, the Group’s operating revenues and expenses are directly affected by the PRC government’s policies with respect to domestic air fares, jet fuel prices and landing and navigation fees, among others. The nature and extent of airline competition and the ability of Chinese airlines to expand are also affected by CAAC’s control over route allocations. Any changes in the PRC government’s regulatory policies, or any implementation of such policies could have a significant impact on the Group’s future operations and its ability to implement its operating strategy.

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,			2005 vs. 2004 % increase/	2006 vs. 2005 % increase/
	2004	2005	2006	(decrease)	(decrease)
Traffic
RPK (million) Domestic	29,121	51,472	58,128	76.8	12.9
Hong Kong and Macau	1,203	1,549	1,541	28.8	(0.5)
International	6,872	8,902	9,913	29.5	11.4
Total	37,196	61,923	69,582	66.5	12.4
RTK (million)
Domestic	3,206	5,571	6,226	73.8	11.8
Hong Kong and Macau	120	159	156	32.5	(1.9)
International	1,337	1,554	1,689	16.2	8.7
Total	4,663	7,284	8,071	56.2	10.8
Passengers carried (thousand)
Domestic	25,002	39,545	44,225	58.2	11.8
Hong Kong and Macau	1,394	1,556	1,545	11.6	(0.7)
International	1,811	3,018	3,436	66.6	13.9
Total	28,207	44,119	49,206	56.4	11.5
Cargo and mail carried (thousand tons)
Domestic	442	639	674	44.6	5.5
Hong Kong and Macau	15	19	16	26.7	(15.7)
International	88	117	129	33.0	10.4
Total	545	775	819	42.2	5.7

	Year ended December 31,			2005 vs. 2004 % increase/	2006 vs. 2005 % increase/
	2004	2005	2006	(decrease)	(decrease)
Capacity
ASK (million) Domestic	41,330	72,107	79,773	74.5	10.6
Hong Kong and Macau	1,896	2,656	2,459	40.1	(7.4)
International	10,543	13,598	14,827	29.0	9.0
Total	53,769	88,361	97,059	64.3	9.8
ATK (million) Domestic	4,773	8,352	9,311	75.0	11.5
Hong Kong and Macau	211	315	289	49.3	(8.3)
International	2,462	2,842	3,056	15.4	7.5
Total	7,446	11,509	12,656	54.6	10.0
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	70.5	71.4	72.9	1.3	2.1
Hong Kong and Macau	63.4	58.3	62.7	(8.0)	7.5
International	65.2	65.5	66.9	0.5	2.1
Overall	69.2	70.1	71.7	1.3	2.3
Overall load factor (RTK/ATK) (%)
Domestic	67.2	66.7	66.9	(0.7)	0.3
Hong Kong and Macau	56.9	50.4	53.8	(11.4)	7.1
International	54.3	54.7	55.3	0.7	1.1
Overall	62.6	63.3	63.8	1.1	0.8
Yield
Yield per RPK (RMB)
Domestic	0.58	0.55	0.59	(5.2)	7.8
Hong Kong and Macau	0.92	0.77	0.80	(16.3)	3.8
International	0.46	0.56	0.62	21.7	10.7
Overall	0.57	0.55	0.60	(3.5)	9.1
Yield per RTK (RMB)
Domestic	5.53	5.30	5.74	(4.2)	8.3
Hong Kong and Macau	9.83	8.18	8.52	(16.8)	4.2
International	3.31	4.24	4.77	28.1	12.5
Overall	5.01	5.14	5.59	2.6	8.8
Financial-IFRS
Passenger revenue (RMB million)
Domestic	16,869	28,182	34,174	67.1	21.3
Hong Kong and Macau	1,104	1,194	1,230	8.2	3.0
International	3,127	4,952	6,145	58.4	24.1
Total	21,100	34,328	41,549	62.7	21.0
Cargo and mail revenue (RMB million)	2,244	3,091	3,538	37.7	14.5
Financial-U.S. GAAP
Passenger revenue (RMB million)
Domestic	24,773	28,182	34,174	13.8	21.3
Hong Kong and Macau	1,151	1,194	1,230	3.7	3.0
International	4,519	4,952	6,145	9.6	24.1
Total	30,443	34,328	41,549	12.8	21.0
Cargo and mail revenue (RMB million)	2,792	3,091	3,538	10.7	14.5

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

2006 Compared with 2005

The profit for 2006 attributable to equity shareholders of the Company was RMB126 million, as compared to a loss of RMB1,786 million for 2005. The scale of operations increased as a result of continued growth in China’s economy and strong demand in air transportation. The Group’s operating revenue increased by RMB7,926 million or 20.7% from RMB38,293 million in 2005 to RMB46,219 million in 2006. Passenger load factor increased by 1.6 percentage points from 70.1% in 2005 to 71.7% in 2006. Passenger yield (in passenger revenue per RPK) increased by 9.1% to RMB 0.60. Average yield (in traffic revenue per RTK) increased by 8.8% from RMB 5.14 in 2005 to RMB 5.59 in 2006. Operating expenses increased by RMB 6,455 million or 16.3% from RMB39,525 million in 2005 to RMB45,980 million in 2006. As a result of improved passenger load factor and average yield, operating profit was RMB239 million in 2006 as compared to an operating loss of RMB1,232 million in 2005. The Group’s net non-operating income was RMB45 million in 2006 as compared to a net non-operating expense of RMB548 million in 2005. The improvement in non-operating results was mainly attributable to the increase in exchange gain of RMB272 million, an increase in share of results of associates and jointly controlled entities of RMB369 million and an increase in gain on disposal of property, plant and equipment of RMB367 million. The increase in net operating income was partly offset by the increase in interest expense of RMB 454 million.

Operating revenue

Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 97.6% and 97.7% of total operating revenue in 2006 and 2005, respectively. Passenger revenue and, cargo and mail revenue accounted for 92.2% and 7.8%, respectively, of total traffic revenue in 2006. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

The increase in operating revenue was primarily due to a 21.0% rise in passenger revenue from RMB34,328 million in 2005 to RMB41,549 million in 2006 resulting from increased traffic volume. The total number of passengers carried increased by 11.5 % to 49.21 million passengers in 2006.

Passenger yield increased slightly by RMB0.05. RPKs increased by 12.4% from 61,923 million in 2005 to 69,582 million in 2006, primarily as a result of the increase in passengers carried.

Domestic passenger revenue, which accounted for 82.2% of the total passenger revenue in 2006, increased by 21.3% from RMB28,182 million in 2005 to RMB34,174 million in 2006. Domestic passenger traffic in RPKs increased by 12.9%, mainly due to an increase in passengers carried. Domestic passenger yield increased from RMB0.55 in 2005 to RMB 0.59 in 2006.

Hong Kong and Macau passenger revenue, which accounted for 3.0% of total passenger revenue, increased by 3.0% from RMB1,194 million in 2005 to RMB1,230 million in 2006. For Hong Kong and Macau flights, passenger traffic in RPKs decreased slightly by 0.5%, while passenger capacity in ASKs decreased by 7.4%, resulting in a 4.4 percentage point increase in passenger load factor from 2005. Passenger yield increased from RMB0.77 in 2005 to RMB0.80 in 2006 mainly due to higher ticket price as a result of soaring jet fuel cost.

International passenger revenue, which accounted for 14.8 % of total passenger revenue, increased by 24.1% from RMB 4,952 million in 2005 to RMB6,145 million in 2006. For international flights, passenger traffic in RPKs increased by 11.4%, while passenger capacity in ASKs increased by 9.0%, resulting in a 1.4 percentage point rise in passenger load factor from 2005. Passenger yield increased by 10.7% from RMB0.56 in 2005 to RMB0.62 in 2006 mainly due to the continued growth of demand in international flights in the PRC.

Cargo and mail revenue, which accounted for 7.8% of the Group’s total traffic revenue and 7.7% of total operating revenue, increased by 14.5% from RMB3,091 million in 2005 to RMB3,538 million in 2006. The increase was attributable to the increasing traffic demand.

Other operating revenue increased by 29.5 % from RMB874 million in 2005 to RMB1,132 million in 2006. The increase was primarily due to the general growth in income from various auxiliary operations.

 Operating expenses

Total operating expenses in 2006 amounted to RMB45,980 million, representing an increase of 16.3% or RMB6,455 million over 2005, primarily due to the total effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue decreased from 103.2 % in 2005 to 99.5% in 2006.

Flight operations expenses, which accounted for 53.6% of total operating expenses, increased by 27.2% from RMB19,394 million in 2005 to RMB24,667 million in 2006, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses and labour costs for flight personnel. Jet fuel costs, which accounted for 65.6% of flight operations expenses, increased by 35.7 % from RMB11,929 million in 2005 to RMB16,193 million in 2006 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 21.2 % from RMB2,497 million in 2005 to RMB3,027 million in 2006 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 4.0% from RMB1,196 million in 2005 to RMB1,244 million in 2006 due to the increase in number of passengers carried. Labour costs for flight personnel increased by 5.9% from RMB1,619 million in 2005 to RMB1,714 million in 2006, largely due to the increase in flying hours and allowance standard. CAAC Infrastructure Development Fund Contributions increased by 15.2% from RMB978 million in 2005 to RMB1,127 million in 2006.

Maintenance expenses which accounted for 8.9% of total operating expenses, increased by 0.6% from RMB4,051 million in 2005 to RMB4,077 million in 2006.

Aircraft and traffic servicing expenses, which accounted for 13.5% of total operating expenses, increased by 8.0% from RMB 5,759 million in 2005 to RMB6,219 million in 2006. The increase primarily resulted from a 6.7 % rise in landing and navigation fees from RMB4,891 million in 2005 to RMB5,220 million in 2006, due to an increase in the number of landings and takeoffs.

Promotional and marketing expenses, which accounted for 6.1% of total operating expenses, increased by 1.1% from RMB2,780 million in 2005 to RMB2,811 million in 2006.

General and administrative expenses, which accounted for 6.8% of the total operating expenses, increased by 27.8% from RMB2,457 million in 2005 to RMB3,140 million in 2006. This was mainly attributable to increased scale of operations and a provision for early retirement benefits of RMB 392 million in 2006.

Depreciation and amortisation, which accounted for 10.8% of total operating expenses, increased by 1.2% from RMB4,905 million in 2005 to RMB4,966 million in 2006, mainly resulting from the additional depreciation charge on aircraft delivered in 2005 and 2006.

 Operating profit/(loss)

The Group recorded an operating profit of RMB239 million in 2006 as compared to an operating loss of RMB1,232 million in 2005. The gain was mainly due to an increase in operating revenue by RMB7,926 million or 20.7% in 2006 while operating expenses increased by RMB6,455 million or 16.3% in the same period.

 Non-operating income/(expenses)

Interest expense increased by 28.1% from RMB1,616 million in 2005 to RMB2,070 million in 2006, mainly due to the increase in loans and lease obligations and changes in interest rates. Interest income decreased by 25.5% from RMB55 million in 2005 to RMB41 million in 2006, mainly attributable to the decrease in average bank balances in 2006.

Net exchange gain increased by 22.3% from RMB1,220 million in 2005 to RMB1,492 million in 2006, mainly resulting from Renminbi appreciation during 2006. Such amount mainly represents unrealised translation gain on re-translation of foreign currency denominated liabilities at the end of fiscal year.

Net gain on disposal of property, plant and equipment was RMB335 million in 2006 as compared to a net loss on disposal of property, plant and equipment of RMB32 million in 2005. The gain in 2006 was mainly due to the disposal of three Boeing 757-200 aircrafts to independent third parties.

 Taxation

Income tax expense increased from RMB4 million in 2005 to RMB142 million in 2006. This is mainly attributable to the improved financial performance of the Group and the increase in non-deductible salaries and welfare.

2005 Compared with 2004

The Group recorded a net loss of RMB1,786 million attributable to equity shareholders for 2005, as compared to a net loss of RMB48 million attributable to equity shareholders for 2004. The loss was mainly due to the increased in scale of operations as a result of the acquisition of the airline operations and related assets of CNA and XJA on December 31, 2004. The Group’s operating revenue increased by RMB 14,319 million or 59.7% from RMB23,974 million in 2004 to RMB38,293 million in 2005. Passenger load factor increased by 0.9 percentage point from 69.2% in 2004 to 70.1% in 2005. Passenger yield (in passenger revenue per RPK) decreased slightly by 3.5% to RMB0.55. Average yield (in traffic revenue per RTK) increased by 2.6% from RMB5.01 in 2004 to RMB5.14 in 2005. Operating expenses increased by RMB16,460 million or 71.4% from RMB23,065 million in 2004 to RMB39,525 million in 2005. As operating revenue increased less than operating expenses, operating profit decreased by 235.5% from operating profit of RMB909 million in 2004 to operating loss of RMB1,232 million in 2005. The Group’s net non-operating expenses decreased by 20.5%, from RMB689 million in 2004 to RMB548 million in 2005, mainly attributable to the combined effect of the increase in exchange gain of RMB1,279 million, increase in interest expense of RMB925 million and a decrease in share of results of associates of RMB295 million.

 Operating revenue

Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue in 2005 and 2004 accounted for 97.7% and 97.4%, respectively, of total operating revenue. Passenger revenue, cargo and mail revenue accounted for 91.7% and 8.3%, respectively, of total traffic revenue in 2005. The balance of the Group’s operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

Operating revenue increased by 59.7% from RMB23,974 million in 2004 to RMB38,293 million in 2005. This increase was primarily due to a 62.7% increase in passenger revenue from RMB21,100 million in 2004 to RMB34,328 million in 2005 resulting from increased traffic volume. Due to the continued growth in domestic economic conditions, the aviation traffic volume in China attained a new high record in 2005. The total number of passengers carried increased by 56.4% to 44.12 million passengers and the ASKs increased by 64.3% to 88,361 million in 2005. The increase in 2005 compared to 2004 was attributable to the general increasing traffic demand in the PRC airline market and deliveries of 108 aircraft during 2005 which lead to an increase in passenger capacity of 68.1%. Passenger yield decreased slightly by RMB0.02. RPKs increased by 66.5% from RMB37,196 million in 2004 to RMB61,923 million in 2005, primarily as a result of an increase in passengers carried.

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

International passenger revenue, which accounted for 14.4% of total passenger revenue, increased by 58.4% from RMB 3,127 million in 2004 to RMB4,952 million in 2005. For international flights, passenger traffic in RPKs increased by 29.5%, while passenger capacity in ASKs increased by 29.0%, resulting in a 0.3 percentage point increase in passenger load factor from 2004. Passenger yield increased by 21.7% from RMB0.46 in 2004 to RMB0.56 in 2005 mainly resulted from higher ticket price and the increase in traffic derived from short haul routes which generally had a higher yield than long haul routes.

Cargo and mail revenue, which accounted for 8.3% of the Group’s total traffic revenue and 8.1% of total operating revenue, increased by 37.7% from RMB2,224 million in 2004 to RMB3,091 million in 2005. The increase was attributable to the increased in traffic demand.

Other operating revenue increased by 38.7% from RMB630 million in 2004 to RMB874 million in 2005. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating expenses

Total operating expenses in 2005 amounted to RMB39,525 million, representing an increase of 71.4% or RMB16,460 million over 2004, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 96.2% in 2004 to 103.2% in 2005.

Flight operations expenses, which accounted for 49.1% of total operating expenses, increased by 86.2% from RMB10,418 million in 2004 to RMB19,394 million in 2005, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses, labour costs for flight personnel. Jet fuel costs, which accounted for 61.5% of flight operations expenses, increased by 97.2% from RMB 6,050 million in 2004 to RMB11,929 million in 2005 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 50.0% from RMB1,665 million in 2004 to RMB2,497 million in 2005, primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 69.6% from RMB705 million in 2004 to RMB1,196 million in 2005, primarily due to increased passenger carried. Aircraft insurance costs decreased by 43.2% from RMB185 million in 2004 to RMB105 million in 2005, primarily because of a decrease in insurance premiums in 2005. Labour costs for flight personnel increased by 57.8% from RMB1,026 million in 2004 to RMB1,619 million in 2005, largely due to the increase in flying hours and allowance standard.

Maintenance expenses which accounted for 10.2% of total operating expenses, increased by 17.1% from RMB3,459 million in 2004 to RMB4,051 million in 2005. The increase was primarily attributable to the fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 14.6% of total operating expenses, increased by 64.4% from RMB3,503 million in 2004 to RMB5,759 million in 2005. The increase primarily resulted from 51.8% increase in landing and navigation fees from RMB3,222 million in 2004 to RMB4,891 million in 2005, due to an increase in number of landing and takeoffs.

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

Depreciation and amortisation, which accounted for 12.4% of total operating expenses, increased by 103.3% from RMB 2,413 million in 2004 to RMB4,905 million in 2005. This increase was primarily as a result of the additional depreciation charge on aircraft delivered in 2004 and 2005.

Operating (loss) / profit

The Group recored an operating loss of RMB1,232 million in 2005 as compared to an operating profit of RMB909 million in 2004. This was mainly because an increase in operating revenue by RMB14,319 million or 59.7% in 2005 while operating expenses increased by RMB16,460 million or 71.4% in the same period.

Non-operating income/(expenses)

Interest expense increased by 133.9% from RMB691 million in 2004 to RMB1,616 million in 2005, mainly due to the increase in loans, lease obligations and interest rate.

Interest income increased by 150.0% from RMB22 million in 2004 to RMB55 million in 2005. It was mainly attributable to an increase in interest rate.

During 2005, the Group recorded a net exchange gain of RMB1,220 million (2004: Net exchange loss of RMB59 million) mainly resulted from Renminbi appreciation since July 2005. Such amount represents mainly unrealised translation exchange gain, resulting from exchange gains on translated year end foreign currency denominated liabilities, rather than foreign exchange transactions incurred during the year.

Taxation

In 2005, the Group recorded an income tax expenses of RMB4 million resulting from recognition of RMB159 million deferred tax assets in respect of a portion of tax losses. In 2004, income tax expenses of RMB65 miilion were recorded.

Additional information under U.S. GAAP

2006 Compared with 2005

The net income for 2006 is RMB216 million, as compared to a loss of RMB1,468 million for 2005. The scale of operations increased as a result of continued growth in China’s economy and strong demand in air transportation. The Group’s operating revenue increased by RMB7,926 million or 20.7% from RMB38,293 million in 2005 to RMB46,219 million in 2006. Passenger load factor increased by 1.6 percentage points from 70.1% in 2005 to 71.7% in 2006. Passenger yield (in passenger revenue per RPK) increased by 9.1% to RMB0.60. Average yield (in traffic revenue per RTK) increased by 8.8% from RMB5.14 in 2005 to RMB5.59 in 2006. Operating expenses increased by RMB 6,201 million or 15.8% from RMB39,312 million in 2005 to RMB45,513 million in 2006. As a result of improved passenger load factor and average yield, operating profit was RMB706 million in 2006 as compared to an operating loss of RMB1,019 million in 2005. The Group’s net non-operating expense decreased by RMB178 million or 36.9% from RMB482 million in 2005 to RMB304 million in 2006. The decrease was mainly attributable to the combined effect of increase in exchange gain of RMB272 million, increase in interest expense of RMB481 million, increase in share of results of affiliated companies and jointly controlled entities of RMB348 million.

Operating revenue

Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 97.6 % and 97.7 % of total operating revenue in 2006 and 2005 respectively. Passenger revenue and, cargo and mail revenue accounted for 92.2% and 7.8% of total traffic revenue in 2006 respectively. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

The increase in opearating revenue was primarily due to a 21.0% rise in passenger revenue from RMB 34,328 million in 2005 to RMB41,549 million in 2006 resulting from increased traffic volume. The total number of passengers carried increased by 11.5% to 49.21 million passengers. RPKs increased by 12.4% from RMB61,923 million in 2005 to RMB69,582 million in 2006, primarily as a result of the increase in passengers carried. Passenger yield increased by RMB0.05.

Domestic passenger revenue, which accounted for 82.2% of the total passenger revenue in 2006, increased by 21.3% from RMB28,182 million in 2005 to RMB34,174 million in 2006. Domestic passenger traffic in RPKs increased by 12.9%, mainly due to an increase in passengers carried. Domestic passenger yield increased from RMB0.55 to RMB0.59 in 2006.

Hong Kong and Macau passenger revenue, which accounted for 3.0% of total passenger revenue, increased by 3.0% from RMB1,194 million in 2005 to RMB1,230 million in 2006. For Hong Kong and Macau flights, passenger traffic in RPKs decreased slightly by 0.5%, while passenger capacity in ASKs decreased by 7.4%, resulting in a 4.4 percentage point increase in passenger load factor from 2005. Passenger yield increased from RMB0.77 in 2005 to RMB0.80 in 2006 mainly due to higher ticket price as a result of soaring jet fuel cost.

International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 24.1% from RMB4,952 million in 2005 to RMB6,145 million in 2006. For international flights, passenger traffic in RPKs increased by 11.4%, while passenger capacity in ASKs increased by 9.0%, resulting in a 1.4 percentage point rise in passenger load factor from 2005. Passenger yield increased by 10.7% from RMB0.56 in 2005 to RMB0.62 in 2006 mainly resulting from the continued growth in demand for international flights in PRC.

Cargo and mail revenue, which accounted for 7.8% of the Group’s total traffic revenue and 7.7% of total operating revenue, increased by 14.5% from RMB3,091 million in 2005 to RMB3,538 million in 2006. The increase was attributable to the increased in traffic demand.

Other operating revenue increased by 29.5% from RMB874 million in 2005 to RMB1,132 million in 2006. The increase was primarily due to the general growth in income from various auxiliary operations.

 Operating expenses

Total operating expenses in 2006 amounted to RMB45,513 million, representing an increase of 15.8% or RMB6,201 million over 2005, primarily due to the total effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue decreased from 102.7% in 2005 to 98.5% in 2006.

Flight operations expenses, which accounted for 54.0% of total operating expenses, increased by 28.1% from RMB19,183 million in 2005 to RMB24,574 million in 2006, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses and labour costs for flight personnel. Jet fuel costs, which accounted for 65.9% of flight operations expenses, increased by 35.7% from RMB11,929 million in 2005 to RMB16,193 million in 2006 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 34.5% from RMB2,375 million in 2005 to RMB3,194 million in 2006 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 4.0% from RMB1,196 million in 2005 to RMB1,244 million in 2006 due to the increase in number of passengers carried. Labour costs for flight personnel increased by 5.9% from RMB1,619 million in 2005 to RMB1,714 million in 2006, largely due to the increase in flying hours and allowance standard. CAAC Infrastructure Development Fund Contributions increased by 15.2% from RMB978 million in 2005 to RMB1,127 million in 2006.

Maintenance expenses which accounted for 9.0% of total operating expenses, increased by 0.6% from RMB4,051 million in 2005 to RMB4,077 million in 2006.

Aircraft and traffic servicing expenses, which accounted for 13.7% of total operating expenses, increased by 8.0% from RMB 5,759 million in 2005 to RMB6,219 million in 2006. The increase primarily resulted from a 6.7% rise in landing and navigation fees from RMB4,891 million in 2005 to RMB5,220 million in 2006, due to an increase in number of landing and takeoffs.

Promotional and marketing expenses, which accounted for 6.2% of total operating expenses, increased by 1.1% from RMB2,780 million in 2005 to RMB2,811 million in 2006.

General and administrative expenses, which accounted for 6.2% of the total operating expenses, increased by 14.2% from RMB2,457 million in 2005 to RMB2,805 million in 2006. This was mainly attributable to increased scale of operations and retirement benefits in 2006.

Depreciation and amortisation, which accounted for 10.8% of total operating expenses, increased by 1.1% from RMB4,871 million in 2005 to RMB4,927 million in 2006, mainly resulting from the additional depreciation charge on aircraft delivered in 2005 and 2006.

 Operating income/(loss)

The Group recorded an operating income of RMB706 million in 2006 as compared to an operating loss of RMB1,019 million in 2005. It was mainly due to the operating revenue increased by RMB7,926 million or 20.7% in 2006 while operating expenses increased by RMB6,201 million or 15.8% in the same period.

 Non-operating income/(expenses)

Interest expense increased by 30.3% from RMB1,589 million in 2005 to RMB2,070 million in 2006, mainly due to the increase in loans and interest rate. Interest income decreased by 25.5% from RMB55 million in 2005 to RMB41 million in 2006, mainly attributable to the decrease in average bank balances in 2006.

Net exchange gain increased by 22.3% from RMB1,220 million in 2005 to RMB1,492 million in 2006, mainly resulting from Renminbi appreciation during 2006. Such amount mainly represents unrealised translation gain on re-translation of foreign currency denominated liabilities at the end of the year.

 Taxation

Income tax expense for the year amounted to RMB170 million as compared to an income tax benefit of RMB35 million in 2005. This is mainly attributable to the improved financial performance of the Group.

2005 Compared with 2004

The Group recorded a loss of RMB1,468 million attributable to equity shareholders for 2005, as compared to a income of RMB239 million attributable to equity shareholders for 2004. The loss was mainly due to the increased in scale of operations as a result of acquisition of the airline operations and related assets of CNA and XJA on December 31, 2004. The Group’s operating revenue increased by RMB4,128 million or 12.1% from RMB34,165 million in 2004 to RMB38,293 million in 2005. Passenger load factor increased by 0.9 percentage point from 69.2% in 2004 to 70.1% in 2005. Passenger yield (in passenger revenue per RPK) decreased by 3.5% to RMB0.55. Average yield (in traffic revenue per RTK) increased by 2.6% from RMB5.01 in 2004 to RMB5.14 in 2005. Operating expenses increased by RMB7,024 million or 21.8% from RMB32,288 million in 2004 to RMB39,312 million in 2005. As operating revenue increased smaller than operating expenses, operating income decreased by 154.3% from operating profit of RMB1,877 million in 2004 to operating loss of RMB1,019 million in 2005. The Group’s net non-operating expenses decreased by 59.3%, from RMB1,184 million in 2004 to RMB482 million in 2005, mainly attributable to the combined effect of increase in exchange gain of RMB1,344 million, increase in interest expense of RMB405 million and a decrease in share of results of associates of RMB295 million.

Operating revenue

Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue in 2005 and 2004 accounted for 97.7% and 97.3% respectively of total operating revenue. Passenger revenue and cargo and mail revenue accounted for 91.7% and 8.3% respectively of total traffic revenue in 2005. Passenger revenue and cargo and mail revenue accounted for 91.6% and 8.4% respectively of total traffic revenue in 2004. The balance of the Group’s operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

Operating revenue increased by 12.1% from RMB34,165 million in 2004 to RMB38,293 million in 2005. This increase was primarily due to a 12.8% increase in passenger revenue from RMB30,443 million in 2004 to RMB34,328 million in 2005 resulting from increased traffic volume. The total number of passengers carried increased by 14.0% to 44.12 million passengers in 2005 and the ASKs increased by 14.3% to 88,361 million in 2005. The increase in 2005 compared to 2004 was attributable to the general increasing traffic demand in the PRC airline market and deliveries of 30 aircraft during 2005 which caused an increase in passenger capacity of 12.4%. RPKs increased by 16.3% from 53,233 million in 2004 to RMB61,923 million in 2005, primarily as a result of an increase in passengers carried. Passenger yield decreased by RMB0.02 to RMB0.55.

Domestic passenger revenue, which accounted for 82.1% of the total passenger revenue in 2005, increased by 13.8% from RMB24,773 million in 2004 to RMB28,182 million in 2005. Domestic passenger traffic in RPKs increased by 17.8%, mainly due to an increase in passengers carried. Domestic passenger yield decreased by RMB0.02 to RMB0.55 in 2005.

Hong Kong and Macau passenger revenue, which accounted for 3.5% of total passenger revenue, increased by 3.7% from RMB1,151 million in 2004 to RMB1,194 million in 2005. For Hong Kong and Macau regional flights, passenger traffic in RPKs increased by 18.5%, while passenger capacity in ASKs increased by 26.5%, resulting in a 4.0 percentage point decrease in passenger load factor from 2004. Passenger yield decreased from RMB0.88 in 2004 to RMB0.77 in 2005 mainly due to intensified competition among airlines.

International passenger revenue, which accounted for 14.4% of total passenger revenue, increased by 9.6% from RMB4,519 million in 2004 to RMB4,952 million in 2005. For international flights, passenger traffic in RPKs increased by 8.3%, while passenger capacity in ASKs increased by 5.4%, resulting in a 1.8 percentage point rise in passenger load factor from 2004. Passenger yield increased by 1.1% from RMB0.55 in 2004 to RMB0.56 in 2005 mainly resulted from higher ticket price and the increases in traffic derived from short haul routes which generally had a higher yield than long haul routes.

Cargo and mail revenue, which accounted for 8.3% of the Group’s total traffic revenue and 8.1% of total operating revenue, increased by 10.7% from RMB2,792 million in 2004 to RMB3,091 million in 2005. The increase was attributable to the increasing traffic demand.

Other operating revenue decreased by 6.0% from RMB930 million in 2004 to RMB874 million in 2005. The decrease was primarily due to the reduced scale of other operations.

Operating expenses

Substantially all of the Group’s operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repair and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group’s flight operations (collectively, “flight operations expenses”) include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group’s aircraft (collectively, “repairs and maintenance expenses”) include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group’s aircraft and traffic servicing operations (collectively “aircraft and traffic servicing expenses”) include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group’s operating expenses result from promotional and marketing activities (collectively, “promotional and marketing expenses”) such as sales commissions, fees for use of the CAAC’s reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses and from asset impairment charges.

Total operating expenses in 2005 amounted to RMB39,312 million, representing an increase of 21.8% or RMB7,024 million over 2004, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 94.5% in 2004 to 102.7% in 2005.

Flight operations expenses, which accounted for 48.8% of total operating expenses, increased by 27.8% from RMB15,016 million in 2004 to RMB19,183 million in 2005, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses and labour costs for flight personnel. Jet fuel costs, which accounted for 62.2% of flight operations expenses, increased by 39.4% from RMB8,555 million in 2004 to RMB11,929 million in 2005 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 12.4% from RMB2,109 million in 2004 to RMB2,375 million in 2005, primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 21.2% from RMB987 million in 2004 to RMB1,196 million in 2005, primarily due to an increase in number of passengers carried. Aircraft insurance costs decreased by 60.8% from RMB268 million in 2004 to RMB105 million in 2005, primarily because of a decrease in insurance premiums in 2005. Labour costs for flight personnel increased by 4.8% from RMB1,545 million in 2004 to RMB1,619 million in 2005, largely due to the increase in flying hours and allowance standard.

Maintenance expenses which accounted for 10.3% of total operating expenses, decreased by 11.5% from RMB4,578 million in 2004 to RMB4,051 million in 2005. The decrease was mainly due to certain major overhaul costs capitalized during the year.

Aircraft and traffic servicing expenses, which accounted for 14.6% of total operating expenses, increased by 20.3% from RMB4,789 million in 2004 to RMB5,759 million in 2005. The increase primarily resulted from a 10.0% rise in landing and navigation fees from RMB4,447 million in 2004 to RMB4,891 million in 2005, as a result of an increase in number of landing and takeoffs.

Promotional and marketing expenses, which accounted for 7.1% of total operating expenses, increased by 6.7% from RMB2,606 million in 2004 to RMB2,780 million in 2005. The increase was mainly due to the increase in sales volume, resulting in a 17.0% increase in sales commission expenses from RMB1,285 million in 2004 to RMB1,503 million in 2005.

General and administrative expenses, which accounted for 6.3% of the total operating expenses, increased by 39.7% from RMB1,759 million in 2004 to RMB2,457 million in 2005. This was mainly attributable to increased scale of operations.

Depreciation and amortisation, which accounted for 12.4% of total operating expenses, increased by 38.3% from RMB3,523 million in 2004 to RMB4,871 million in 2005. This increase was primarily a result of the the additional depreciation charge on aircraft delivered in 2004 and 2005 and depreciation charge on capitalized major overhaul costs.

 Operating (loss)/income

The Group recorded an operating loss of RMB1,019 million in 2005 as compared to an operating profit of RMB1,877 million in 2004. The loss was mainly due to an operating revenue increase of RMB4,128 million or 12.1% in 2005 and an operating expense increase of RMB7,024 million or 21.8% in the same period.

 Non-operating income/(expenses)

Interest expense increased by 34.2% from RMB1,184 million in 2004 to RMB1,589 million in 2005, mainly due to the increase in loans and lease obligations and interest rate.

Interest income increased by 66.7% from RMB33 million in 2004 to RMB55 million in 2005, mainly attributable to the increase of interest rate.

The Group recorded a net exchange gain of RMB1,220 million in 2005, compared to a net exchange loss of RMB124 million in 2004, mainly resulting from Renminbi appreciation in July 2005. Such amount represents mainly unrealised translation exchange gain, resulting from exchange gains on translated year end foreign currency denominated liabilities, rather than foreign exchange transactions incurred during the year.

Taxation

Income tax benefit for the year amounted to RMB35 million and the actual effective tax rate was 3% in 2005 while the Group’s enacted tax rate was 15%. The difference is mainly due to a portion of tax loss with a deferred tax effect of RMB135 million not recognized, as well as the effect of change in the enacted income tax rate applicable to airline operations of CNA and XJA of RMB79 million. In 2004, income tax expense of RMB261 million was recorded and actual effective tax rate was 38% while the Group’s enacted tax rate in 2004 was 15%. The difference is mainly due to the effect of the change in enacted income tax rate applicable to airline operations of CNA and XJA of RMB99 million, rate differential on airline operations of CNA and XJA of RMB43 million and non-deductible expenses of RMB37 million.

Liquidity and Capital Resources

Prior to the initial public offering of the Company, the Group met its working capital and capital expenditure requirements through cash from its operations, the proceeds of certain long-term and short-term bank loans, capital lease financing and rebates available under certain of the Group’s aircraft leases.

In July 1997, the Company received net proceeds of RMB5,459 million from its initial public offering. A majority part of these net proceeds was utilized to finance the Group’s working capital and capital expenditure requirements. In July 2003, the Company issued 1,000,000,000 A Shares with a par value of RMB1.00 each at issue price of RMB2.70 by way of a public offering to natural persons and institutional investors in the PRC. The proceeds received by the Company of RMB2,641 million, net of the issuance costs of RMB59,233, have been used for the purchase of Boeing 737-800 aircraft in accordance with the disclosure in the Prospectus for Offering of the A Shares.

As of December 31, 2006, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB49,041 million to the Group. As of December 31, 2006, an approximate amount of RMB28,295 million was utilized. As of December 31, 2005 and 2006, the Group’s cash and cash equivalents totaled RMB2,901 million and RMB2,264 million, respectively.

Net cash inflows from operating activities in 2004, 2005 and 2006 were RMB3,574 million, RMB4,417 million and RMB2,217 million, respectively. Cash from operations was RMB4,533 million, RMB6,001 million and RMB4,641 million in 2004, 2005 and 2006 respectively. The increase in cash from operations in 2005 was due to the delay in payment of liabilitieis. Interest expense increasd from RMB754 million in 2004, to RMB1,616 million in 2005 and further to RMB2,419 million in 2006 as a result of the increased borrowings during the years.

Net cash used in investing activities in 2004, 2005 and 2006 was RMB8,824 million, RMB8,547 million and RMB5,404 million, respectively. Cash capital expenditures in 2004, 2005 and 2006 were RMB6,631 million, RMB5,473 million and RMB2,566 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings for operations.

Financing activities resulted in net cash inflows of RMB6,231 million, RMB3,992 million and RMB2,550 million in 2004, 2005 and 2006, respectively. Net cash from new notes payable and repayments amounted to RMB7,447 million, RMB6,045 million and RMB5,870 in 2004, 2005 and 2006, respectively. The additional cash is for capital expenditures and general working capital. Repayment of capital leases in 2004, 2005 and 2006 was RMB1,272 million, RMB2,050 million and RMB3,313 milion, respectively, resulting from the aircraft acquisitions under capital leases.

As of December 31, 2006, the Group’s aggregate long-term debt and obligations under capital leases totaled RMB29,330 million. In 2007, 2008, 2009, 2010, 2011 and thereafter, amounts payable under such debt and obligations will be RMB7,005 million, RMB5,786 million, RMB3,853 million, RMB1,831 million, RMB6,474 million and RMB4,381 million respectively. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Hong Kong dollars, with a significant portion being fixed interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies primarily results from its foreign currency debts. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

As of December 31, 2006, the Group’s short term bank debt was RMB19,908 million. The Group’s weighted average interest rate on short-term bank notes payable was 5.77% per annum as of December 31, 2006. The primary use of the proceeds of the Group’s short-term debt is to finance working capital needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

Through May 31, 2007, the Group refinanced certain short-term bank debts of RMB4,170 million. The refinanced bank debts are unsecured, bear interest at floating rates ranging from 3-month LIBOR/6-month LIBOR +0.50% to 0.55% per annum and are repayable one year from their respective refinanced dates. In addition, the Group entered into new short term bank debts agreement totalling RMB6,435 million subsequent to December 31, 2006. These new short-term bank debts are unsecured and bear interest at floating rates ranging from 3-month/6-month/12-month LIBOR + 0.45% to 0.55% per annum with are repayable from five months to one year from their respective origination dates.

As of December 31, 2006, the Group had obligations under operating leases totaling RMB21,969 million, predominately for aircraft. Of such amount, RMB3,077 million, RMB2,965 million, RMB2,775 million, RMB2,613 million, RMB2,493 million and RMB8,046 million, respectively, is due in 2007, 2008, 2009, 2010, 2011 and thereafter.

As of December 31, 2006, the Group had a working capital deficit of RMB32,180 million, as compared to a working capital deficit of RMB25,907 million as of December 31, 2005. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and short-term bank debt refinancings to meet its short-term liquidity and working capital needs. The increase in the Group’s working capital deficit from 2005 to 2006 was mainly because the Group sought increased short-term debts to finance its aircraft acquisitions. Upon deliveries of the aircraft, the Group continued to seek renewal of its short-term debts instead of replacing such debts with long-term debts, as the interest rates for short-term debts are lower. In 2007 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations and to obtain adequate external financing to meet both its debt obligations as they fall due and committed future capital expenditures. At December 31, 2006, the Group entered into loan financing agreements with several PRC banks to provide financing up to RMB49,041 million during 2007, of which approximately RMB28,295 million was utilized. Subsequent to December 31, 2006 and up to May 31, 2007, the Group entered into additional loan financing agreements to obtain financing up to RMB5,045 million during 2007. The directors of the Company believe that sufficient financing will be available to the Group.

As the Group is subject to a high degree of operating leverage, a minor decrease in the Group’s yield and/or load factor could result in a significant decrease in its operating revenue and hence its operating cashflows. This could arise in such circumstances as where competition between Chinese airlines increases or where PRC aviation demand decreases. Similarly, a minor increase in the jet fuel prices, particularly in the domestic market, could result in a significant increase in the Group’s operating expenses and hence a significant decrease in its operating cashflows. This could be caused by fluctuations in supply and demand in international oil market. Currently, the Group’s existing debt and lease facilities do not contain any financial covenants. Nevertheless, as the Group is subject to a high degree of financial leverage, an adverse change in the Group’s operating cashflows could adversely affect its financial health and hence weaken its ability to obtain additional debt and lease facilities and to renew its short-term debt facilities as they fall due.

As of December 31, 2006, the Group had capital commitments as follows:
	2007	2008	2009	2010	2011	Total
	(RMB million)

Acquision of aircraft and related equipment	12,299	22,572	17,483	14,232	295	66,881
Others	945	328	261	145	145	1,824

	13,244	22,900	17,744	14,377	440	68,705

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2006, the Group undertook to make a capital contribution of approximately RMB83 million to a jointly controlled entity.

As of December 31, 2006, the cash and cash equivalents of the Group totaled RMB2,264 million. Of such balance, 15.0% was denominated in foreign currencies.

The Group expects that the cash from operations and short-term and long-term bank borrowings will be sufficient to meet its cash requirements in the foreseeable future.

Contractual Obligations and Commercial Commitments

The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2006.

	As of December 31, 2006 Payment due by period					As of December 31, 2005
	Total	less than 1 year	1-3 years	3-5 years	After 5 years	Total
	(RMB million)
Contractual obligations
Short-term debt	19,908	19,908	—	—	—	14,346
Long-term debt	13,932	3,914	5,205	2,314	2,499	14,617
Capital lease obligations	15,398	3,091	4,434	5,991	1,882	15,832
Total contractual obligations	49,238	26,913	9,639	8,305	4,381	44,795
Other commercial commitments
Operating lease commitments	21,969	3,077	5,740	5,106	8,046	24,594
Aircraft purchase commitments (Note 1)	66,881	12,299	40,055	14,527	—	45,628
Capital committments in respect of investments in the Guangzhou new airport	—	—	—	—	—	840
Other capital commitments	1,824	945	589	290	—	1,335
Investing commitments	83	83	—	—	—	83
Total commercial obligations	90,757	16,404	46,384	19,923	8,046	72,480

Estimated future interest payments on short term debt and long term debt
Fixed rates	3,374	774	1,071	1,184	345	3,056
Variable rates	3,075	1,230	829	545	471	2,171
	6,449	2,004	1,900	1,729	816	5,227

Note 1 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors, Senior Management and Employees

The following table sets forth certain information concerning directors (“Directors”), senior management (“Senior Management”) and supervisors (“Supervisors”) of the Company in 2006. There were certain changes in the Company’s Directors, Senior Management and Supervisors subsequent to December 31, 2006, details of which are set forth below.

Name	Position	Gender	Age
Liu Shao Yong	Chairman of the Board	Male	49
Li Wen Xin (1)	Director	Male	57
Wang Quan Hua	Director	Male	53
Zhao Liu An	Director	Male	59
Si Xian Min	Director, President	Male	50
Tan Wan Geng (2)	Director, Vice President	Male	43
Xu Jie Bo	Director, Chief Financial Officer and Vice President	Male	42
Chen Zhen You (2)	Director	Male	55
Peter Lok	Independent Non-executive Director	Male	71
Wei Ming Hai	Independent Non-executive Director	Male	43
Wang Zhi	Independent Non-executive Director	Male	65
Sui Guang Jun	Independent Non-executive Director	Male	46
Sun Xiao Yi	Chairman of the Supervisory Committee	Male	53
Yang Guang Hua	Supervisor	Male	54
Yang Yi Hua	Supervisor	Female	47
Yuan Xin An	Vice President	Male	50
Hao Jian Hua	Vice President	Male	56
He Zong Kai	Vice President	Male	56
Liu Qian	Chief Pilot	Male	41
Dong Su Guang(3)	Chief Engineer	Male	53
Su Liang	Company Secretary	Male	45
Chen Wei Hua	General Counsel	Male	41

(1)	The appointment of Li Wen Xin as the Director of the Company was approved at the first extraordinary general meeting 2006 of the Company held on December 28, 2006.

(2)	The appointments of Tan Wan Geng and Chen Zhen You as the Directors of the Company were approved at 2005 annual general meeting of the Company held on June 15, 2006.

(3)	The appointment of Dong Su Guang as the chief engineer of the Company was approved on April 8, 2006.

BOARD OF DIRECTORS

 Mr. Liu Shao Yong is the chairman of the Board. He is a qualified class one pilot. He joined the Company in November 2004. Mr. Liu graduated from China Civil Aviation Flying College and obtained an EMBA from Tsinghua University in 2005. He joined the civil aviation industry in 1978. He held the positions of Captain of the Flying Squadron of China General Aviation Corporation and was appointed as the Deputy General Manager of China General Aviation Corporation, Deputy Director of Shanxi Provincial Civil Aviation Administration, General Manager of the Shanxi branch of China Eastern Airlines Corporation Limited and the Chief of the Flying Model Division of the Civil Aviation Administration of China. He served as the General Manager of China Eastern Airlines Corporation Limited and was appointed as the Vice Minister of Civil Aviation Administration of China. Since August 2004, Mr. Liu has served as the General Manager of China Southern Air Holding Company. Mr. Liu became the chairman of the Board on November 29, 2004.

Mr. Li Wen Xin is currently a Director of the Company. Mr. Li was a graduate majoring in economic management. He is a senior expert of political science. Mr. Li joined the civil aviation industry in 1969. He was the secretary to the disciplinary committee, deputy secretary of the party committee and vice general manager of China General Aviation Corporation successively between 1991 and 1998. He was appointed the party secretary and vice general manager of the Shanxi branch of China Eastern Airlines Corporation Limited in February 1998. He became the vice party secretary and secretary to the disciplinary committee of China Eastern Air Holding Company in June 2000. In September 2002, he was appointed the party secretary and vice president of China Eastern Air Holding Company. Between June 2000 and September 2006, he was the chairman of the supervisory committee of China Eastern Airlines Corporation Limited. He has been the party secretary and vice president of China Southern Air Holding Company since September 2006. Save as disclosed above, Mr. Li is not connected with any Directors, Senior Management, substantial shareholders or Supervisors of the Company.

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

 Mr. Si Xian Min is a Director and President of the Company. Mr. Si graduated from No. 14 Aviation College as an aircraft piloting major with an associate degree. Mr. Si, a professional political tutor, began his career in civil aviation in 1975. He held positions as Director of the political division of China Southern Airlines Henan Branch, Party Secretary and Vice President of Guizhou Airlines, Deputy Party Secretary of China Southern Airlines Company Limited, Secretary of the Disciplinary Department of China Southern Airlines Company Limited and Party Secretary of China Northern Airlines and has been the President of the Company since October 2004. Mr. Si became a Director of the Company on December 31, 2004.

 Mr. Tan Wan Geng is a Director, Vice President and Secretary of the CPC Committee. Mr. Tan is an engineer graduated from Economic Geography Department in Sun Yat-sen University, with major in regional economy, with qualification of post graduate degree, and a master's degree in economics. Mr. Tan has previously served as the Head of the Infrastructure Department and Director of Human Resources Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1990 to 1996, the Deputy Director of Human Resources Division (Personnel and Education Division) in the General Administration of Civil Aviation of China from 1996 to 2000, and has been the Director General and Secretary of Chinese Communist Party Committee of Northeastern Regional Civil Aviation Administration from December 2000 to January 2006. He has been the Vice President of the Company since January 2006. Save as disclosed above, Mr. Tan is not connected with any of the Directors, Senior Management, substantial shareholders or Supervisors of the Company.

 Mr. Xu Jie Bo is a Director, Vice President and Chief Financial Officer of the Company. Mr. Xu joined the Company in July 1998. He graduated from the Management Department of Tianjin University and was subsequently awarded a master's degree in business administration from Hong Kong Baptist University. A qualified senior accountant by profession, Mr. Xu started his career in August 1986 and worked as Supervisor of the Financial Management Office for Infrastructure Projects of Guangzhou Civil Aviation Administration. In December 1992, he took up the posts of Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration. In July 1998, he became General Manager of the Financial Department and Chief Financial Officer of the Company. Currently, he is a Director and the Vice President and Chief Financial Officer of the Company. He is also a Director of Guizhou Airlines Company Limited, Vice Chairman of Sichuan Airlines Corporation Limited, and Vice Chairman of Xiamen Airlines Company Limited. Mr. Xu became a Director of the Company on April 16, 2001.

 Mr. Chen Zhen You is a Director and Chairman of the Labour Union of the Company, graduated from South China Normal University with a bachelor’s degree in English. Mr. Chen, an economist, holds an MBA from Murdoch University in Australia. He worked as the Vice Director of the Office of International Affairs of Guangzhou Civil Aviation Administration, Vice Director of the Office of Overseas Business of the Company and General Manager of the Department of Foreign Affairs of the Company from 1991 to 2001. From 2001 to 2005, he was the Office Director of CSAHC and the Director of the Planning and Investment Department of China Southern Air Holding Company. He has been a member of the Party Committee and Chairman of the Labour Union of the Company since February 2005. Save as disclosed above, Mr. Chen is not connected with any of the Directors, Senior Management, substantial shareholders or Supervisors of the Company.

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

 Mr. Wei Ming Hai has been an Independent Non-Executive Director of the Company since April 16, 2001. Professor Wei has worked in Jiangxi Provincial Accounting Association, and he started working in Zhongshan University from 1991. In 1993 he became the chairman of the Accounting Department in the School of Management of Zhongshan University. In 1996 he became the Deputy Dean of the School of Management in Zhongshan University. In January 2000, he became Dean of the School of Management in Zhongshan University. Since 1998, Professor Wei has been a doctorate advisor for Accounting Information and Investment Analysis. Professor Wei is also on the board of directors of China Accountants Association, Vice Chairman of Accountants Association of Guangdong Province, Vice Chairman of Auditors Association of Guangzhou, Executive Member of the Research Institute of Financial Costs for Young and Middle-aged Accountants and member of American Accounting Association. Professor Wei holds a Ph.D degree in economics and has an MBA degree from Tulane University in the United States of America. He has published over seven academic books or textbooks, and over 80 academic papers.

 Mr. Wang Zhi has been an Independent Non-Executive Director of the Company since May 2003. Mr. Wang graduated from the Aircraft Design Department of Harbin Institute of Technology. Mr. Wang began his career in 1965, and has successively served as the Director and Senior Engineer of Aeronautics Research Institute of China, the Vice Director and Vice secretary of the First Research Institute of Civil Aviation, the Vice Director and Director of the Planning Bureau of CAAC and the Director of the Planning Technology System Reform Department and the Planning Technology Department of CAAC. Mr. Wang is also a professor at several universities.

 Mr. Sui Guang Jun has been an Independent Non-Executive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University and obtained a master's degree. Mr. Sui obtained a doctor degree in the Management of Organizations of Jinan University. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macao Economies, the Dean of corporate administration department of Jinan University and the Chief of the Post-doc Committee of Applied Economics and the Dean of Management College in Jinan University. Mr. Sui is currently the Deputy Vice Chancellor of Guangdong University of Foreign Studies.

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

Mr. Dong Su Guang is the Chief Engineer of the Company. Mr. Dong graduated from Northwestern Industry University major in aircraft design. He is an engineer with University qualification. He served as General Manager of Aircraft Engineering Department of the Company from May 2002 and Deputy General Manager of Guangzhou Aircraft Maintaining and Engineering Co., Ltd. Since April 2006, Mr. Dong has been the General Manager of Aircraft Engineering Department and Chief Engineer of the Company.

 Mr. Su Liang is currently holding the position as Company Secretary. He was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specialising in Air Transport Management Engineering. Mr. Su is a holder of a master's degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co. Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company’s North American cargo business. Mr. Su became the Company Secretary on June 26, 2000.

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

Compensation

A total of RMB402,000 has been paid to independent non-executive Directors for the year ended December 31, 2006. The aggregate compensation paid by the Company to all Directors (excluding non-executive Directors), Supervisors and Senior Management for 2006 was RMB6,638,000. For the year ended December 31, 2006, the Company paid an aggregate of approximately RMB220,000 on behalf of its executive Directors, Supervisors and Senior Management pursuant to the SA Pension Scheme and the retirement plans operated by various municipal governments in which the Company participates.

Details of Directors’ and Supervisors’ emoluments for the year ended December 31, 2006 are set out below:

	Note		Directors’ fees	Salaries, allowances and benefits in kind	Discretionary bonus	Retirement scheme contributions	Total
			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Liu Shao Yong	(i	)	-	472	-	14	486
Li Wen Xin			-	87	-	3	90
Wang Quan Hua			-	374	-	14	388
Zhao Liu An	(i	)	-	374	-	14	388
Si Xian Min			-	442	-	13	455
Tan Wan Geng			-	271	-	11	282
Xu Jie Bo			-	357	-	13	370
Chen Zhen You			-	253	-	13	266
Zhou Yong Qian			-	146	-	3	149

Supervisors
Sun Xiao Yi			-	374	-	14	388
Yang Guang Hua			-	374	50	13	437
Yang Yi Hua			-	220	-	13	233

Independent non-executive directors
Peter Lok			102	-	-	-	102
Wei Ming Hai			100	-	-	-	100
Wang Zhi			100	-	-	-	100
Sui Guang Jun			100	-	-	-	100
			402	3,744	50	138	4,334

Notes:

(i)	The above amounts included the salaries paid to these Directors as pilots of the Company.

Board Practices

Each Directors’ service contract with the Company or any of its subsidiaries provides prorated monthly salary upon termination of employment in accordance with his contract. The Director is entitled to paid leave in accordance with his contract. The term of office of a Director is three years. The term of office of the current Directors will end in 2007. A Director may serve consecutive terms upon re-election.

Audit Committee

The audit committee is appointed by the Board of Directors and consists of three independent non-executive Directors. The current members of the audit committee are Wei Ming Hai, Wang Zhi and Sui Guang Jun. Wei Ming Hai is the chairman of the audit committee. The term of office of each member is three years. The term of office of the current members will end in 2007. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with the Company’s external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit Committee held nine meetings in 2006, which were attended by all members. The external auditors or the Chief Financial Officer of the Company may request a meeting of the audit committee.

The audit committee selects and engages, on behalf of the Company, external auditors to audit the Company’s annual financial statements and considers questions regarding the audit fees and the resignation or dismissal of the external auditors. The audit committee also reviews and approves the planned scope of the Company’s annual audit. In addition, the audit committee reviews the annual and interim financial statements, the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public, before submission to the Board of Directors. Moreover, the committee discusses problems arising from the audit and reviews the external auditors’ management letter and management’s response. Furthermore, the audit committee reviews the effectiveness of the system of internal financial controls from information provided by the Executive Directorate and management of the Company and ensures adherence to the Company’s control policies so that the Company’s assets are safeguarded and financial records are complete and accurate. The audit committee meets regularly with the Company’s senior officers from the finance department, the internal audit department and the external auditors to consider the Company’s financial reporting, the nature and scope of audit review and the effectiveness of the systems of internal control. The audit committee also reviews any significant transactions that are not in the ordinary course of business.

The Company has an internal audit department which reviews procedures in all major financial and operational activities. This department is led by the head of internal audit who is directly responsible to the Chairman of the Board and submits regular reports to the audit committee.

Remuneration Committee

The remuneration committee is comprised of three members. Currently, the remuneration committee is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Wei Ming Hai and executive Director Wang Quan Hua as members. The term of office of each member is three years. The term of office of the current members will end in 2007. A member may serve consecutive terms upon re-election. The remuneration committee met once in 2006, which meeting was attended by all members. In addition, the remuneration committee also meets as and when required to consider remuneration related matters.

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

Employees

As of December 31, 2006, the Group had 45,575 employees, including 3,480 pilots, 6,644 flight attendants, 5,912 maintenance personnel, 4,706 sales and marketing personnel, 14,686 administrative and other personnel and 10,147 temporary employees. All of the Group’s pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees, and most of the Group’s ancillary service workers are temporary employees. Contract employees are hired by the Group pursuant to renewable employment contracts with terms ranging from three to five years. Temporary employees generally are hired by the Group pursuant to at-will employment contracts or employment contracts with a term of one year.

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

Retirement And Housing Benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 10% to 23% of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme in accordance with relevant regulations in the PRC. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year’s total salaries.

In 2006, the Group implemented an early retirement plan for eligible employees. Employees at certain positions reaching a predetermined age are eligible for the plan. The approved employees are entitled to a fixed percentage of salaries and bonus on a monthly or yearly basis from the early retirement date to the normal retirement age.

Furthermore, pursuant to the comprehensive services agreement (the “Services Agreement”) dated May 22, 1997 between the Company and CSAHC, CSAHC provided quarters to eligible employees of the Group. In return, the Group paid a fixed annual fee of RMB85 million to CSAHC for a ten year period from 1995 to 2004. The agreement expired by December 31, 2004 and no further payment was made in 2005.

Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of houses. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income statement. As of December 31, 2006, the Company and the Group had made payments totalling RMB170 million under the scheme and recorded its remaining contractual liabilities totalling RMB90 million as accrued expenses on the balance sheet. Housing allowances are payable when applications are received from eligible employees.

Workers’ Compensation

There is no workers’ compensation or other similar compensation scheme under the Chinese labor and employment system. As required by Chinese law, however, the Group, subject to certain conditions and limitations, pays for the medical expenses of any contract employee who suffer a work-related illness, injury or disability and continues to pay the full salary of, and provides all standard cash subsidies to, such employee during the term of such illness, injury or disability. The Group also pays for certain medical expenses of its temporary employees.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

Share Capital Structure

As of May 31, 2007, the total share capital of the Company was divided into 4,374,178,000 shares, of which approximately 50.30% (2,200,000,000 domestic shares) was held by CSAHC, approximately 26.84% (1,174,178,000 H shares) was held by Hong Kong and overseas shareholders and approximately 22.86% (1,000,000,000 A shares) was held by domestic shareholders. CSAHC owns 50.30% of the total share capital of the Company, therefore it is entitled to exercise all the rights of a controlling shareholder, including the election of executive Directors.

Substantial Shareholders

As of May 31, 2007, the following shareholders had an interest of 5% or more in the Company’s shares:

Name	Number of Shares	Approximate Percentage of the Total Number of Shares
CSAHC	2,200,000,000 domestic shares	50.30%
HKSCC Nominees Limited	1,156,215,998 H shares	26.43%

The table below sets forth, as of May 31, 2007, the following entities hold 5% or more of the total number of H shares issued by the Company.

Name	Number of H Shares	Approximate Percentage of the Total Number of H Shares
HKSCC Nominees Limited	1,156,215,998	98.47%

Domestic shares and H shares have identical voting rights.

Related Party Transactions

The Company enters into transactions from time to time with CSAHC and its affiliates. For a description of such transactions, see Note 37 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its affiliates. The Company believes that these arrangements have been entered into by the Group in the ordinary course of business and in accordance with the agreements governing such transactions.

Arrangements with CSAHC

 Trademark License Agreement

The Company and CSAHC entered into a ten year trademark license agreement dated May 22, 1997 pursuant to which CSAHC acknowledges that the Company has the right to use the name “China Southern” and “China Southern Airlines” in both Chinese and English, and grants the Company a renewable royalty free license to use the kapok logo on a worldwide basis in connection with the Company’s airline and airline-related businesses. As CSAHC did not give a written notice of termination three months before the expiration of the agreement, the agreement is automatically renewed for another ten year term.

 Leases

The Company as lessee and CSAHC as lessor have entered into the following lease agreements:

The Company and CSAHC entered into an indemnification agreement dated May 22, 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain land and buildings.

The Company and CSAHC entered into a lease agreement dated November 12, 2004, under which CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company. These lands had been administratively allocated to XJA and CNA for the purposes of their civil aviation and related businesses. Subsequently, CSAHC was authorised to deal with the land use rights of such lands, including leasing, but not transferring, such land use rights. Total area of the lands leased is 1,182,297 square meters, and the locations of such lands are in Urumqi, Shenyang, Dalian and Harbin. The lease is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The rent for the land use rights of the designated lands under lease agreement is RMB22,298,000 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and was determined after arm’s length negotiations between the parties. The maximum aggregate annual limit (“Cap”) for the lease agreement is set at RMB22,298,000 per year. The lease agreement was approved by the shareholders of the Company at the second extraordinary general meeting on December 31, 2004.

The Company, CSAHC and CNA entered into a lease agreement dated November 12, 2004, under which CSAHC and CNA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of CNA situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia. The lease is for a fixed term of three years, commencing from the date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The consideration for the lease agreement is RMB43,758,000 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm’s length negotiation between the parties. The Cap for the lease agreement is set at RMB43,758,000 per year. The lease agreement was approved by the shareholders of the Company at the 2nd extraordinary general meeting on December 31, 2004.

The Company, CSAHC and XJA entered into a lease agreement dated November 12, 2004, under which CSAHC and XJA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of XJA situated in Xinjiang and Russia. The lease is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The consideration for the lease agreement is RMB5,798,000 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm’s length negotiation between the parties. The Cap for the lease agreement is set at RMB5,798,000 per year. The lease agreement was approved by the shareholders of the Company at the 2nd extraordinary general meeting on December 31, 2004.

The Company and CSAHC entered into a lease agreement dated December 19, 2006 (“Lease Agreement”). The Lease Agreement supersedes and replaces the lease agreements entered into between the Company and CSAHC dated May 22, 1997, in which CSAHC leased to the Company certain parcels of land and office premises used at Guangzhou Baiyun Airport, Haikou Airport and Tianhe Airport, and the lease agreement entered into between the Company and CSAHC dated May 15, 2001, in which CSAHC leased to the Company certain parcels of land, properties, and civil aviation structures and facilities at various locations at Hengyang, Jingzhou (previously known as “Shashi”) and Nanyang for a term of 5 years.

 The Lease Agreement takes effect retrospectively on January 1, 2006, and is valid for a term of three years. Under the Lease Agreement, the annual rents payable for the years 2006, 2007 and 2008 are RMB27,543,606.01, RMB28,657,966.99 and RMB29,828,046.01, respectively. The rent is payable in advance semiannually by the Company wholly out of its internal funds.

Sale of Properties

The Company and CSAHC entered into a properties sale agreement (the “Properties Sale Agreement”), dated December 28, 2006, according to which the Company would sell to CSAHC the properties with a total area of 12,008.09 square meters including the 757 aircraft supplies depot, 737 aircraftsupplies depot, 777 aircraft supplies depot, Building no. 143 aircraft supplies depot, Building No. 144 aircraft supplies depot and a new engine depot located within the vicinity of old Guangzhou Baiyun Airport (the “Properties”).

The consideration payable under the Properties Sale Agreement is RMB23,347,170.60. The net book value of the Properties is RMB19,886,352.67 as of June 30, 2006. The consideration was determined after arm’s length negotiations by the Company and CSAHC, with consideration given also to the existing conditions of the Properties and relevant assets valuation report. The Properties, situated at the old Guangzhou Baiyun Airport, are not used by the Company since the moving of the Company’s business and operations to the new Guangzhou Baiyun Airport. The Properties are part of the assets transferred by CSAHC to the Company pursuant to the Demerger agreement dated March 25, 1995 (as amended). Under the De-merger Agreement, CSAHC has agreed to indemnify the Company against claims, liabilities and expenses incurred by it relating to the business, assets held or assumed by the Company pursuant to the Demerger Agreement, including the Properties.

Arrangements with CSAHC’s Affiliates

Southern Airlines (Groups) Import and Export Trading Company ("SAIETC"), a wholly owned subsidiary of CSAHC

The Company and SAIETC entered into an Import and Export Agency Framework Agreement dated January 1, 2006 for the import and export of aircraft, flight equipment, special vehicles for airline use, communication and navigation facilities, and training facilities. The Import and Export Agency Framework Agreement is valid for a term of three years, commencing from the date of agreement, subject to compliance with the relevant provisions of the Hong Kong Listing Rules by the Company. Both parties agreed that the agency fee for import and export shall be determined after arm’s length negotiation and shall not be higher than the market rate. The annual cap for such agreement shall be RMB80,000,000 per annum. The independent non-executive Directors of the Company have approved the Import and Export Agency Framework Agreement.

For the year ended December 31, 2006, the commission expense paid by the Group in respect of the import and export of the above equipment was RMB28,872,000.

Southern Airlines Culture and Media Co., Ltd. (“SACM”), which is 50% owned by the Company and 50% owned by CSAHC

The Company and Southern Airlines Advertising Company (“SAAC”) entered into a new Advertising Agency Agreement dated January 1, 2006. SAAC and SACM entered into an acquisition agreement in 2006 whereby SACM acquired and merged with SAAC and assumed the rights, obligations and business of SAAC.

The Advertising Agency Agreement is valid for a term of three years commencing from the date of the agreement. Under the agreement, SACM will produce advertisement script, graphic and music for the Company with the copyright of such products belonging to the Company, subject to compliance with the relevant provisions of the Hong Kong Listing Rules. The parties have determined the various rates for providing advertising services after negotiations on a fair and equitable basis, which are not higher than the market rates for similar advertising services. The cap for the advertising agency fee shall be RMB30,000,000 for 2006. The independent non-executive Directors of the Company have approved such Advertising Agency Agreement.

For the year ended December 31, 2006, the amount incurred by the Group to SACM was RMB3,707,000.

China Southern Airlines Group Finance Company Limited (“SA Finance”) which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company

The Company entered into a Financial Agreement (“Financial Agreement”) dated May 22, 1997 with SA Finance for the provision of financial services such as deposit and loan facilities, credit facilities, financial guarantees and credit references for a term commencing from May 22, 1997 to May 22, 2000. The agreement was extended for six years to May 22, 2006. In order to comply with the new requirements under the Listing Rules, the Company was required to enter into separate agreement with SA Finance and comply with other provisions of the Listing Rules, so that SA Finance could continue to provide deposit of money service and other financial services to the Company. Therefore, the Company and SA Finance entered into a new Financial Agreement on December 31, 2004, commencing from that date for a period of three years, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term.

As the new Financial Agreement constitutes a discloseable and non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and requires the Company to comply with the reporting and announcement requirement and the independent shareholders’ approval requirement under Rule 14A.48 of the Listing Rules. The independent shareholders of the Company approved the Financial Agreement at the second extraordinary general meeting of the Company held on December 31, 2004.

Under such agreement, SA Finance agrees to provide to the Company the following financial services:

•
accept deposit of money from the Company at interest rates not lower than those set by the People’s Bank of China for the same term of deposit. SA Finance will in turn deposit the whole of such sums of money with certain banks including Bank of Agriculture, Bank of Communications, China Construction Bank and Industrial and Commercial Bank of China. The maximum limit for amount of money deposit under the Financial Agreement is RMB1 billion;

•
make loans to the Company subject to the entering into of separate loan agreements, which will set out the maximum cap and terms and conditions of the loans, upon application by the Company during the term of the Financial Agreement. The Company will comply with the Hong Kong Listing Rules when entering into such separate written agreements. SA Finance shall not charge interest rates higher than those set by the People’s Bank of China for similar loans. The total amount of outstanding loans extended by SA Finance to the Company must not exceed the sum of SA Finance’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Company); and

•
provide credit facilities, financial guarantees, credit references, and other financial services subject to the entering into of separate agreements, which will set out the Cap and terms and conditions of such services, upon request by the Company during the term of the new Financial Agreement. The Company will comply with the Hong Kong, Listing Rules when entering into such separate written agreements.

As of December 31, 2006, the Group’s deposits placed with SA Finance amounted to RMB629,366,000, which bore interest at the rate of 0.72% during the year.

As of December 31, 2006, loans from SA Finance to the Group amounted up to RMB300,000,000 which bore interest at rates ranging from 5.02% to 5.26% per annum during the year.

Shenzhen Air Catering Company Limited, which is 33% owned by CSAHC, and 67% owned by two independent third parties

The Company and Shenzhen Air Catering Company Limited entered into an agreement dated May 23, 1997 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Shenzhen. Pursuant to such agreement, Shenzhen Air Catering Company Limited will supply in-flight meals to the Group from time to time during the term from May 23, 1997 to May 23, 1998. The parties have mutually agreed that the agreement can be renewed automatically. In order to comply with the various requirements under the Hong Kong Listing Rules, the Company intends to enter into negotiation with Shenzhen Air Catering Company Limited to revise the agreement. The Company will comply with its obligations under the Hong Kong Listing Rules upon execution of the revised agreement.

For the year ended December 31, 2006, the amount incurred by the Group to Shenzhen Air Catering Company Limited for the provision of in-flight meals was approximately RMB56,204,000.

China Southern West Australian Flying College Pty Ltd (the “Australian Pilot College”), which is 65% owned by the Company and 35% owned by CSAHC

CSAHC and the Australian Pilot College entered into an agreement dated October 7, 1993 for the provision of pilot training in Australia to the cadet pilots of CSAHC (the “Training Agreement”). The Training Agreement will remain in force unless terminated by either party upon 90 days’ prior written notice to the other party. Pursuant to the Demerger Agreement, the Company has assumed all the interests, rights and obligations of CSAHC under the Training Agreement. In order to comply with the various requirements under the Hong Kong Listing Rules, the Company intends to enter into negotiation with Australian Pilot College to revise the Training Agreement. The Company will comply with its obligations under the Listing Rules upon execution of the revised agreement.

For the year ended December 31, 2006, the amount paid by the Group to the Australian Pilot College for training services was RMB95,124,000.

Southern Airlines (Group) Economic Development Company, which is 61% owned by CSAHC and 39% owned by an independent third party

The Company and Southern Airlines (Group) Economic Development Company entered into an agreement dated May 22, 1997 for the provision of drinks, snacks, liquor, souvenirs and other products for a term extending from May 22, 1997 to May 22, 2007.

For the year ended December 31, 2006, the amount paid by the Group to Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products was RMB85,849,000.

Ticket sales arrangements

The Group has entered into Ticket Agency Agreements for the sale of the Group’s air tickets with several subsidiaries of CSAHC (the “Agents”). The Agents charge commission on the basis of the rates stipulated by the CAAC and International Air Transport Association (“IATA”). The Agents charge a commission in the amount of 3% of the ticket price for domestic tickets and 3% to 6% of the ticket price for Hong Kong and Macau/international tickets. The Group has other air ticket sales agents in China who also charge commission at the same rates. The Agents also act as air ticket sales agents for other Chinese airlines and charge the same rates of commission to such other airlines as those charged to the Group.

The Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited (“PCACL”), a wholly-owned subsidiary of CSAHC, have entered into a new ticket agency framework agreement and a new airfreight forwarding agency framework dated January 1, 2006 (“Two Sales Agency Framework Agreements”).

The Two Sales Agency Framework Agreements are valid for a term of three years commencing from the date of the agreements, subject to the compliance of relevant provisions under the Hong Kong Listing Rules. The parties agreed that the agency fee shall be determined after arm’s length negotiation and shall not be higher than the market rate. The annual cap under each of the Two Sales Agency Framework Agreements is set at RMB10,000,000 per annum. The independent non-executive Directors of the Company have approved these Two Sales Agency Framework Agreement.

For the year ended December 31, 2006, the aggregate amount of ticket sales of the Company conducted through the Agents was RMB701,441,000.

China Southern Airlines Group Air Catering Company Limited (the “Catering Company”), a wholly owned subsidiary of CSAHC

The Company and the Catering Company entered into a catering agreement dated November 12, 2004 (“Catering Agreement”) under which the Catering Company would supply: (1) in-flight meals in accordance with the menus of in-flight meals to be agreed with the Company from time to time, and in such quantity as the Company shall advise the Catering Company in advance; and (2) catering services for different flights of the Company (including normal, additional, chartered and temporary flights) originating or stopping at the domestic airports, mainly in northern China and the Xinjiang regions where the Catering Company provides catering services.

The Catering Agreement is for a fixed term of three years, commencing from the date of the agreement. The parties have agreed, after arm’s length negotiation, on the price of each type of in-flight meal and the service charges for each type of aircraft. The prices of in-flight meals and the service charges are not higher than the market rate of comparable in-flight meals and service charges. The Catering Company will issue an invoice listing out the quantity of in-flight meals supplied, the agreed unit price and the total price payable for each of the Company flights it provides service for. The cap for the Catering Agreement is set at RMB220,000,000 per year.

For the year ended December 31, 2006, the Company paid an in-flight meals charge of RMB138,084,000 pursuant to the Catering Agreement.

China Southern Airlines Group Travel Development Company Limited (“CSA Travel”), a wholly owned subsidiary of CSAHC

The Company and CSA Travel entered into a Framework Agreement on Lease, Operation and Management (“Framework Agreement on Lease and Operation”) dated January 1, 2006 regarding hotel leasing and providing relevant service for a fixed term of three years. According to this agreement, the Company will lease certain hotels or certain divisions of these hotels to CSA Travel for it to operate, and the Company is entitled to employ CSA Travel to provide property cleaning or ticket agent service according to business development, which is subject to separate agreement according to the Framework Agreement on Lease and Operation. The relevant fee was determined at an arm’s length between both parties and the price shall not be higher than the market rate. The annual cap for the Framework Agreement on Lease and Operation is set at RMB6,000,000 per annum. The Framework Agreement on Lease and Operation has been approved by the independent non-executive Directors of the Company.

Guangzhou China Southern Airlines Property Management Company Limited (the “GCSAPMC”), which is 90% owned by CSAHC and 10% owned by the Company’s Union

The Company and GCSAPMC entered into a Framework Agreement for the Engagement of Property Management (“Property Management Framework Agreement”) dated January 1, 2006 in respect of engaging GCSAPMC to provide property management and improvement service with a term of three years from the date of this agreement. Pursuant to the agreement, the Company has appointed GCSAPMC to provide management and maintenance services for the Company’s headquarters in Guangzhou and to provide maintenance and management services for the 110KV transformer substation to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment. The fee charging schedule (or charge standard) shall be determined at an arm’s length between both parties, and will not be higher than the fee charging schedule of independent third parties in similar industry. The annual cap for the Property Management Framework Agreement Framework Agreement is set at RMB47,010,000 per annum. The Property Management Framework Agreement has been approved by the independent non-executive Directors of the Company.

For the year ended December 31, 2006, the Company paid the property management and maintenance fee of RMB26,402,000 pursuant to the Property Management Framework Agreement.

Please also see note 37 to our consolidated financial statements included elsewhere in this Form 20-F.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for financial statements filed as part of this Annual Report.

Significant Changes

No significant changes have occurred since the date of the financial statements provided in Item 18 below.

Legal Proceedings

From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business. In May 2007, we received the court summons from the High People’s Court of Guangdong Province with respect to the contractual dispute lawsuit filed against us by Taiwan J & P International Tours Co., Ltd. and Taiwan China Southern Aviation Travel Co., Ltd. (the "Plaintiffs").

In August 2004, we entered into a cooperation agreement with the Plaintiffs and, in September 2004, Nan Lung Travel & Express (H.K.) Ltd., our Hong Kong sales agent, entered into an air ticket sales agency agreement with the Plaintiffs. The performance of both agreements has been completed. The Plaintiffs, however, have filed a lawsuit against us for liquidated damages for breach of the provisions on air ticket sales commissions and other payments under those two agreements. The amount of the claim is approximately RMB107 million. We are currently in the process of retaining legal counsel and will actively defend ourselves.

Although the proceeding is still at an early stage, we believe it will not have any material effect on the business operations and financial position of the Company.

Dividend Information

No interim dividend was paid during the year ended December 31, 2006. The Board of Directors does not recommend the payment of a final dividend in respect of the year ended December 31, 2006.

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

	The Hong Kong Stock Exchange Price per H Share (HK$)		The New York Stock Exchange Price per ADS (US$)		The Shanghai Stock Exchange Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual Market Prices
Fiscal Year ended December 31, 2002	3.60	1.50	22.25	10.35	N/A	N/A
Fiscal Year ended December 31, 2003	3.50	1.46	22.78	9.53	5.34	3.75
Fiscal Year ended December 31, 2004	4.68	2.47	29.73	15.95	6.87	3.96
Fiscal Year ended December 31, 2005	2.22	2.17	14.25	14.20	2.68	2.62
Fiscal Year ended December 31, 2006	3.42	1.60	22.43	14.00	4.09	2.24

Quarterly Market Prices

Fiscal Year ended December 31, 2005
First Quarter	3.10	2.47	19.93	16.10	5.30	3.56
Second Quarter	2.72	2.20	17.33	14.72	4.02	2.95
Third Quarter	2.20	2.03	16.86	13.50	3.00	2.35
Fourth Quarter	2.40	1.83	15.45	11.68	2.77	2.23
Fiscal Year ended December 31, 2006
First Quarter	2.45	2.18	15.82	14.00	2.97	2.48
Second Quarter	2.30	1.66	14.96	10.82	2.92	2.24
Third Quarter	2.25	1.60	14.86	10.51	2.94	2.27
Fourth Quarter	3.42	2.29	22.43	14.06	4.09	2.95
Monthly Market Prices
December 2006	3.16	2.83	20.45	18.31	4.09	3.66
January 2007	4.22	3.25	26.82	21.48	6.26	4.26
February 2007	4.02	3.48	25.86	21.70	6.12	4.93
March 2007	3.74	3.29	23.83	20.81	7.43	5.43
April 2007	3.72	3.44	23.98	22.10	9.03	7.80
May 2007	4.98	3.37	31.29	21.94	9.48	9.48
June 2007 (up to June 27, 2007)	5.59	4.20	35.64	27.53	9.48	8.31

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

Other Senior Administrative Officers

Pursuant to the Article 16 of the Articles of Association, other senior administrative officers of the Company refer to vice president, chief financial officer, the board secretary, general economist, chief engineer, chief pilot, and general legal counsel and chief information officer.

Objects and Purpose

Pursuant to the Article 18 of the Articles of Association, the scope of business of the Company includes: (I) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (II) undertaking general aviation services; (III) provision of aircraft repair and maintenance services; (IV) acting as agent for other domestic and international airlines; (V) provision of air catering services; (VI) provision of hotel business; (VII) acting as sale agent for aircraft leasing and aviation accident insurance; and (VIII) engaging in other airline or airline-related business, including advertising for such services. (subject to approved of  State Administration of Industry and Commerce).

Directors

Pursuant to Article 244 of the Articles of Association, where a Director of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal is otherwise subject to the approval of the Board of Directors.

Pursuant to Article 174 of the Articles of Association, where a Director is interested in any resolution proposed at a board meeting, such Director shall not be present and shall not have a right to vote. Such Director shall not be counted in the quorum of the relevant meeting.

Pursuant to Article 252 of the Articles of Association, the Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with a Director wherein his emoluments are stipulated. The aforesaid emoluments include, emoluments in respect of his service as Director, Supervisor or senior administrative officer of the Company or any subsidiary of the Company; emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries; and payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Pursuant to Article 162(6) of the Articles of Association, the Board of Directors has the power to formulate proposals for increases or reductions in the Company’s registered capital and the issue of debentures of the Company; such resolutions must be passed by more than two-thirds of all the Directors.

There is no mandatory retirement age for the Directors of the Company. The Directors of the Company are not required to hold shares of the Company.

Ordinary Shares

Pursuant to Article 26 of the Articles of Association, subject to the approval of the securities authority of the State Council, the Company may issue and offer shares to domestic investors or foreign investors for subscription. Foreign investors are those investors of foreign countries and regions of Hong Kong, Macau and Taiwan who subscribe for shares issued by the Company. Domestic investors are those investors within the territory of the PRC (excluding investors of the regions referred to in the preceding sentence) who subscribe for shares issued by the Company.

Pursuant to Article 27 of the Articles of Association, shares issued by the Company to domestic investors for subscription in Renminbi shall be referred to as “Domestic-Invested Shares”. Shares issued by the Company to foreign investors for subscription in foreign currencies shall be referred to as “Foreign-Invested Shares”. Foreign-Invested Shares which are listed overseas are called “Overseas-Listed Foreign-Invested Shares”. The foreign currencies mean the legal currencies (apart from Renminbi) of other countries or districts which are recognized by the foreign exchange control authority of the state and can be used to pay the Company for the share price.

Pursuant to Article 28 of the Articles of Association, Domestic-Invested Shares issued by the Company shall be called “A Shares”. Overseas-Listed Foreign-Invested Shares issued by the Company and listed in Hong Kong shall be called “H Shares”. H Shares are shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited, the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States of America in the form of American depositary receipts.

The Company has issued a total of 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 are Domestic Shares held by CSAHC, (b) 1,174,178,000 are H Shares held by Hong Kong and overseas shareholders and (c) 1,000,000,000 are A Shares held by PRC shareholders.

Pursuant to Article 62 of the Articles of Association, the ordinary shareholders of the Company shall enjoy the following rights:

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

(ii) the right to inspect and copy, subject to payment of a reasonable charge;

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

(e) minutes of shareholders’ general meetings; and

(f) interim and annual reports of the Company.

(7)	in the event of the termination or liquidation of the Company, to participate in the distribution of surplus assets of the Company in accordance with the number of shares held; and

(8)	other rights conferred by laws, administrative regulations and these articles of association.

Pursuant to Article 55 of the Articles of Association, the ordinary shareholders of the Company shall assume the following obligations:

(1)	to abide by these Articles of Association;

(2)	to pay subscription monies according to the number of shares subscribed and the method of subscription;

(3)	no right to return shares to the Company unless laws and regulations provide otherwise; and

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

(2)	in the case of a repurchase of share by an off-market contract under Article 31, a holder of the shares to which the proposed contract relates; and

(3)
in the case of a restructuring of the Company, a shareholder within a class who bears less than a proportionate obligation imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

Pursuant to Article 116 of the Articles of Association, resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 115, are entitled to vote at class meetings.

Pursuant to Article 117 of the Articles of Association, written notice of a class meeting shall be given forty-five days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty days before the date of the class meeting.

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

Pursuant to Article 119 of the Articles of Association, the special procedures for voting at any meeting of a class of shareholders shall not apply to the following circumstances:

(1)
where the Company issues, upon the approval by special resolution of its shareholders in general meeting, either separately or concurrently once every twelve months, not more than 20 percent of each of its existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares; and

(2)
where the Company’s plan to issue Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen months from the date of approval of the Securities Committee of the State Council.

Meetings of shareholders

Shareholders’ general meetings is the organ of authority of the Company and shall exercise its functions and powers, among other things, to decide on the Company’s operational policies and investment plans, to elect and replace directors and decide on matters relating to the remuneration of directors, to examine and approve reports of the board of directors, etc.

There are two types of shareholders’ general meetings: annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year.

Under any of the following circumstances, the Board of Directors shall convene an extraordinary general meeting within two months:

(1)	when the number of Directors is less than the number of Directors required by the Company Law or two thirds of the number of Directors specified in the Articles of Association;

(2)	when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3)	when shareholder(s) holding 10 percent or more of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4)	when deemed necessary by the Board of Directors or as requested by the Supervisory Committee.

When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given forty five days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty days before the date of the meeting.

The Company shall, based on the written replies received twenty days before the date of the shareholders’ general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of the Company’s total voting shares, the Company may hold the meeting; if not, then the Company shall within five days notify the shareholders again by public notice of the matters to be considered, the place and date for, the meeting. The Company may then hold the meeting after such publication of notice.

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

(a)
A framework agreement on lease and operation dated January 1, 2006 between the Company and China Southern Airlines Group Travel Development Company Limited (the “CSA Travel”), a wholly owned subsidiary of CSAHC, pursuant to which the Company leases certain hotels belonging to it to CSA Travel for operation and management for a period of three years. The consideration for the framework agreement on lease and operation is based on the rent payable and fees for operation and management of the hotels, and is capped at RMB6 million per year. It became effective on April 25, 2006 and has been approved by the Directors of the Company.

(b)
An advertising agency agreement dated January 1, 2006 between the Company and SAAC, a related party that is 45% owned by the Company and 55% owned by CSAHC, pursuant to which the SAAC produces advertisement script, graphic and music for the Company with the copyright of such products belonging to the Company for a period of three years. The consideration for the advertising agency agreement is based on the fees payable for advertising services to be provided, and is capped at RMB30 million per year. It became effective on April 25, 2006 has been approved by the Directors of the Company.

(c)
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

(d)
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

(e)
An agency agreement for sale of freight and passenger services dated May 16, 2006 between the Company and Nan Lung Travel & Express (Hong Kong) Ltd. (“Nanlung”), a wholly owned subsidiary of CSAHC, pursuant to which Nanlung acts as agent in the Company’s sales and account settlement and the ground operations of the Company’s flights in Hong Kong region for a period of one year. The consideration for the agency agreement is based on the fees payable for ticket sale and other services to be provided, and is capped at RMB60 million for the entire term of the agency agreement. It became effective on May 16, 2006 and was approved by the Directors of the Company on December 24, 2005.

(f)
An Airbus Aircraft Acquisition Agreement dated July 6, 2006 between the Company and Airbus, the Company would acquire 50 Airbus A320 series aircraft from Airbus. The aggregate catalogue price for the Airbus Aircraft is RMB26.526 billion (approximately US$3.316 billion). The aggregate consideration for the acquisition of the Airbus Aircraft is payable by cash in installments and the Airbus Aircraft will be delivered in stages to the Company during the period commencing from 2009 to 2010.

(g)
A Boeing Aircraft Acquisition Agreement dated October 13, 2006 between the Company and Boeing, the Company would purchase 6 Boeing B777F freighters from Boeing. The catalogue price of a Boeing B777F freighter is US$232 million. The aggregate consideration for the acquisition of the B777F Freighters is partly payable by cash of the Company, and partly by financing arrangements with banking institutions and the Boeing Aircraft will be delivered in stages to the Company during the period commencing from November 2008 to July 2010.

(h)
A Xiamen Aircraft Acquisition Agreement dated October 13, 2006 between Xiamen Airlines and Boeing, Xiamen Airlines would acquire six Boeing B737-800 aircraft from Boeing. The catalogue price of a Boeing B737-800 aircraft is US$66-US$75 million. Such catalogue price includes price for airframe and engine. The aggregate consideration for the acquisition of the B737-800 Aircraft is payable by cash in installments and the B737-800 Aircraft will be delivered to Xiamen Airlines in 2010.

(i)
A lease agreement dated December 19, 2006 entered into between the Company and CSAHC (“Lease Agreement”). The Lease Agreement takes effect retrospectively on January 1, 2006, and is valid for a term of 3 years. Under the Lease Agreement, the annual rents payable for the year 2006, 2007 and 2008 are RMB27,543,606.01, RMB28,657,966.99 and RMB29,828,046.01 respectively. Each year, the rent is payable in advance semiannually by the Company wholly out of its internal funds.

Exchange Controls

Under current Chinese foreign exchange regulations, Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. Current account foreign currency transactions can be undertaken without prior approval from the relevant Chinese Government agencies by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign currency transactions. Conversion from Renminbi into a foreign currency or vice versa for purposes of capital account transactions requires prior approvals of relevant Chinese Government agencies. This restriction on capital account transactions could affect the ability of the Company to acquire foreign currency for capital expenditures.

The Company is generally required by law to sell all its foreign currency revenues to Chinese banks. The Company may purchase foreign currency directly from Chinese banks for any current account transactions, such as trade transactions in its usual and normal course of business, including acquisition of aircraft, jet fuel and flight equipment (such acquisition requires approvals from the relevant Chinese Government agencies). Payment of dividends by the Company to holders of the Company’s H Shares and ADSs is also considered a current account transaction under Chinese law. Therefore, there is no legal restriction on the conversion of Renminbi into foreign currency for the purpose of paying dividends to such holders of H Shares and ADSs. In addition, the Company’s Articles of Association require the Company to pay dividends to holders of the Company’s H Shares and ADSs in foreign currency.

On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar so that the Renminbi is now permitted to fluctuate within a band against a basket of certain foreign currencies. On May 18, 2007, the People’s Bank of China announced that the floating band of Renminbi would be permitted to rise or fall by as much as 0.5%. The PRC government has stated publicly that it intends to further liberalize its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Any significant revaluation of the Renminbi may have a material adverse effect on the Company's financial performance, and the value of, and any dividends payable on, the Company's H Shares and ADSs in foreign currency terms.

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

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which will become effective on January 1, 2008. The new tax law would impose a unified income tax rate of 25.0% on all domestic enterprises and foreign-invested enterprise unless they qualify under certain limited exceptions. The new tax law provides for a five-year transition period for FIEs, during which they are permitted to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. The implementation guidance as to how the existing preferential tax rate will increase to the standard rate of 25% is not yet issued.

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

 Passive Foreign Investment Company

If the Company were a Passive Foreign Investment Company (“PFIC”) in any taxable year in which you hold the Company’s ADSs, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

The Company will be classified as a PFIC in any taxable year if either: (1) the average percentage value of its gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of its total gross assets; or (2) 75% or more of its gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or held for the production of passive income; and (2) the average value of the Company’s gross assets is calculated based on its market capitalization.

The Company believes that it was not a PFIC for the taxable year 2006. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2007 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, the Company would be a PFIC for the taxable year 2006 if the sum of its average market capitalization, which is its share price multiplied by the total amount of its outstanding shares, and its liabilities over that taxable year is not more than twice the value of its cash, cash equivalents, and other assets that are readily converted into cash.

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

Non-U.S. Holders

If you beneficially own ADSs and are not a U.S. Holder for U.S. federal income tax purposes (a “Non-U.S. Holder”), you generally will not be subject to U.S. federal income tax or withholding tax on dividends received from the Company with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADSs, unless:

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

 U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ADSs and the proceeds received on the sale or other disposition of those ADSs may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Group is subject to market risks due to fluctuations in interest rates. The majority of the Group’s borrowing is in the form of long-term fixed-rate and variable-rate debts with original maturities ranging from two to fifteen years. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. From time to time, the Group may enter into interest rate swaps designed to mitigate exposure relating to interest rate risks. No such contract was outstanding as of December 31, 2006.

The Group is also exposed to foreign currency risk as a result of its aircraft and flight equipment being sourced from overseas suppliers. Specifically, the Group’s foreign currency exposure relates primarily to its foreign currency long-term debts used to finance such capital expenditures and its capital commitments. Subject to certain restrictive conditions imposed by the State Administration of Foreign Exchange, the Group may, from time to time, enter into forward foreign exchange contracts to mitigate its foreign currency exposures. No such contract was outstanding as of December 31, 2006.

As of December 31, 2006, the Group operated a total of 151 aircraft under operating and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks; however, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under operating and capital leases are disclosed in Note 28 to the Financial Statements.

The following table provides information regarding the Group’s material interest rate sensitive financial instruments as of December 31, 2006 and 2005:

	As of December 31, 2006								As of December 31, 2005
	Expected maturity date
	2007	2008	2009	2010	2011	Thereafter	Total recorded amount	Fair value(2)	Total recorded amount	Fair value(2)
Debt
Fixed-rate notes payable
In US$	430	293	257	208	90	585	1,863	1,861	2,252	2,464
Average interest rate	5.94%	5.91%	5.95%	6.01%	5.74%	5.74%
Variable-rate notes payable
In US$	17,442	6,414	1,841	432	1,485	1,886	29,500	29,500	15,327	15,327
Average interest rate	5.85%	5.77%	5.70%	5.11%	5.71%	5.53%
In HKD	1,651	4	4	4	4	-	1,667	1,667	3,327	3,327
Average interest rate	4.34%	-	-	-	-	-
In RMB	532	52	122	100	-	3	809	809	2,547	2,547
Average interest rate	5.22%	5.50%	5.50%	5.51%	-	-

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2006 and 2005.

The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2006 and 2005:

	As of December 31, 2006								As of December 31, 2005
	Expected maturity date
	2007	2008	2009	2010	2011	Thereafter	Total recorded amount	Fair value(2)	Total recorded amount	Fair value(2)
Debt
Fixed-rate notes payable In US$	430	293	257	208	90	585	1,863	1,861	2,414	2,440
Average interest rate	5.94%	5.91%	5.95%	6.01%	5.74%	5.74%
Variable-rate notes payable in US$	17,442	6,414	1,841	432	1,485	1,886	29,500	29,500	23,474	23,474
Average interest rate	5.85%	5.77%	5.70%	5.11%	5.71%	5.22%
In HKD	1,651	4	4	4	4	-	1,667	1,667	1,895	1,895
Average interest rate	4.34%	-	-	-	-	-	-
Capital commitment in US$	12,299	22,572	17,483	14,232	295	—	66,881	66,881	45,628	45,628

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2006 and 2005.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

There were no material modifications affecting the rights of securities holders made during the fiscal year ended December 31, 2006.

Use of Proceeds

(1)	Effective date of the Securities Act registration statement for which the use of proceeds information is being disclosed:

July 23, 1997. SEC file number assigned to such registration statement: 333-7114.

(2)	The offering commenced on July 23, 1997.

(3)	The offering was not terminated prior to the sale of any securities registered under the registration statement.

(4)	(i) The offering was not terminated prior to the sale of all securities registered under the registration statement.

(ii)	Name of the managing underwriter: Goldman Sachs (Asia) L.L.C. (global coordinator).

(iii)	and (iv)

Title of each class of securities registered	Amount registered(1)	Aggregate price of offering amount registered(2)	Amount sold(3)	Aggregate offering price of amount sold(4)
Ordinary H Shares of par value RMB 1.00 per share represented by American Depositary Shares	861,823,000 shares	US$528,469,864	851,501,000 shares	US$522,140,413

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

(vii) As of December 31, 2006, the net offering proceeds to the Company was used up as follows:

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

Disclosure controls and procedures

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

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  The management of the Company has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

The major existing internal control deficiencies are  (1)  lack of independent risk management department; (2) lack of employee’s code of conduct handbook , and (3) lack of valuation standard for work performed by the Audit Committee and its members as of December 31, 2006. Our management, however, believes that none of these internal control deficiencies are identified as material weakness or has had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2006 to contain a material misstatement.

The management’s assessment of internal controls over financial reporting was not subject to auditor attestation as of December, 31 2006 pursuant to temporary rules of the Securities and Exchange Commission.  Accordingly, this Annual Report does not include an attestation report by our independent registered public accounting firm regarding internal control over financial reporting.

Changes in internal control over financial reporting

During the year ended December 31, 2006, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Board of Directors has determined that Mr. Wei Ming Hai qualifies as an audit committee financial expert in accordance with the terms of Item 16. A of Form 20-F. Mr. Hai satisfies as an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the US Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3under the Exchange Act. See “Item 6 Directors, Senior Management and Employees — Directors and Senior Management”.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of the Company’s principal accountants and all other fees billed for products and services provided by the Company’s principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2005 and 2006:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2005	RMB13.9 million	RMB5.8 million	RMB0.11 million	-
2006	RMB8.5 million	RMB4.0 million	RMB0.47 million	RMB3.7 million

Audit-related fees

Review of the Group’s 2006 interim financial report prepared under IFRS.

Tax fees

Services provided primarily consist of tax compliance services.

Other fees

Provison of Sarbanes Oxley Act of 2002 advisory services.

Before our principal accountant were engaged by the Company or our subsidiaries to render the audit or non audit services, the engagements have been approved by our audit committee.

ITEM 16D. Exemptions from the Listing Standards for Audit Committee

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The Company and its affiliated companies have not purchased any issued common shares of the Company during 2006 and up to the date of this Annual Report.

PART IV

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Statements of Operations
for the years ended December 31, 2004, 2005 and 2006	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3

Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2004, 2005 and 2006	F-5

Consolidated Statements of Cash Flows
for the years ended December 31, 2004, 2005 and 2006	F-6

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Southern Airlines Company Limited

We have audited the accompanying consolidated balance sheets of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 51 to the consolidated financial statements.

/s/ KPMG
Hong Kong, China
April 16, 2007, except as to Note 44(a)(ii), (c) and (d), which are as of May 31, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2004, 2005 and 2006

(Amounts in millions, except per share data)

	Note	2004	2005	2006
		RMB	RMB	RMB
			(Note 45)
Operating revenue
Traffic revenue	3	23,344	37,419	45,087
Other operating revenue	3	630	874	1,132
Total operating revenue		23,974	38,293	46,219

Operating expenses
Flight operations	4	10,418	19,394	24,667
Maintenance	5	3,459	4,051	4,077
Aircraft and traffic servicing	6	3,503	5,759	6,219
Promotion and sales	7	1,940	2,780	2,811
General and administrative	8	1,323	2,457	3,140
Depreciation and amortization	9	2,413	4,905	4,966
Others		9	179	100
Total operating expenses		23,065	39,525	45,980
Operating income/(loss)		909	(1,232)	239

Non-operating income/(expenses)
Interest income		22	55	41
Interest expense	11	(691)	(1,616)	(2,070)
Equity income/(loss) of affiliated companies	22	10	(285)	5
Equity (loss)/income of jointly
controlled entities	23	(16)	36	115
Loss on derivative financial instruments, net		-	-	(19)
(Loss)/gain on sale of property,
plant and equipment	12	(1)	(32)	335
Exchange (loss)/gain, net		(59)	1,220	1,492
Others, net		46	74	146
Total net non-operating (expenses)/income		(689)	(548)	45

Income/(loss) before taxation		220	(1,780)	284
Income tax expense	13	(65)	(4)	(142)
Income/(loss) for the year		155	(1,784)	142

Attributable to
Equity shareholders of the Company		(48)	(1,786)	126
Minority interests		203	2	16
Net income/(loss)		155	(1,784)	142

(Loss)/earnings per share
Basic	15	(0.01)	(0.41)	0.03
Diluted	15	(0.01)	(0.41)	0.03

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2006

(Amounts in millions)

	Note	2005	2006
		RMB	RMB
		(Note 45)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	16	2,901	2,264
Trade receivables	17	1,518	1,512
Inventories	18	1,382	1,315
Other receivables	19	956	879
Prepaid expenses and other current assets		380	585
Amounts due from related companies	30	84	128
Total current assets		7,221	6,683

NON-CURRENT ASSETS
Property, plant and equipment, net	20	54,339	56,347
Construction in progress	21	674	951
Lease prepayments		333	441
Interest in affiliated companies	22	142	149
Interest in jointly controlled entities	23	805	870
Other investments in equity securities	24	320	330
Lease and equipment deposits		7,265	9,458
Deferred tax assets	25	63	95
Other assets	26	302	260
Total non-current assets		64,243	68,901
TOTAL ASSETS		71,464	75,584

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Financial liabilities		-	26
Notes payable, including current installments of long-term
notes payable	27	16,223	23,822
Current installments of obligations under capital leases	28	3,373	3,091
Trade and bills payables	29	3,929	1,909
Sales in advance of carriage		1,413	1,436
Taxes payable		28	126
Amounts due to related companies	30	116	254
Accrued expenses	31	4,250	4,942
Other liabilities	32	3,796	3,257
Total current liabilities		33,128	38,863

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)
As of December 31, 2005 and 2006

(Amounts in millions)

	Note	2005	2006
		RMB	RMB
		(Note 45)
NON-CURRENT LIABILITIES
Notes payable, excluding current installments	27	12,740	10,018
Obligations under capital leases, excluding
current installments	28	12,459	12,307
Provision for major overhauls	33	301	805
Provision for early retirement benefits	34	-	306
Deferred tax liabilities	25	342	372
Deferred credits		496	792
Total non-current liabilities		26,338	24,600
TOTAL LIABILITIES		59,466	63,463

SHAREHOLDERS' EQUITY
Equity attributable to equity shareholders of the Company	35, 36	10,062	10,188
Minority interests		1,936	1,933
Total shareholders' equity		11,998	12,121
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY		71,464	75,584

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2004, 2005 and 2006

(Amounts in millions)

	Attributable to equity shareholders of the Company
				Retained
				earnings/
	Share	Share	Other	(accumulated		Minority	Total
	capital	premium	reserves	losses)	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
			(Note)

At January 1, 2004	4,374	5,325	611	1,586	11,896	1,673	13,569

(Loss)/income for the year	-	-	-	(48)	(48)	203	155
Appropriations to reserves	-	-	61	(61)	-	-	-
Capital contributions							-
from minority shareholders	-	-	-	-	-	71	71
Distributions to minority							-
shareholders	-	-	-	-	-	(15)	(15)
Through the CNA/XJA
Acquisitions	-	-	-	-	-	123	123

At December 31, 2004	4,374	5,325	672	1,477	11,848	2,055	13,903

(Loss)/income for the year (Note 45)	-	-	-	(1,786)	(1,786)	2	(1,784)
Appropriations to reserves	-	-	19	(19)	-	-	-
Capital contributions
from minority shareholders	-	-	-	-	-	17	17
Acquisition of equity interest
held by minority shareholders	-	-	-	-	-	(118)	(118)
Distributions to minority
shareholders	-	-	-	-	-	(20)	(20)
At December 31, 2005	4,374	5,325	691	(328)	10,062	1,936	11,998

Income for the year	-	-	-	126	126	16	142
Appropriations to reserves	-	-	41	(41)	-	-	-
Acquisition of equity interest
held by minority shareholders	-	-	-	-	-	(12)	(12)
Distributions to minority
shareholders	-	-	-	-	-	(7)	(7)

At December 31, 2006	4,374	5,325	732	(243)	10,188	1,933	12,121

See accompanying notes to consolidated financial statements.

Note:	Other reserves represent statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve. Details are set out in Note 36.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004, 2005 and 2006

(Amounts in millions)

	Note	2004	2005	2006
		RMB	RMB	RMB
			(Note 45)
Income/(loss) before taxation		220	(1,780)	284
Adjustments to reconcile income/(loss) before taxation
to cash inflows from operations
Depreciation of property, plant and equipment		2,363	4,885	4,994
Other amortization		50	40	33
Amortization of deferred credits		(4)	(78)	(61)
Equity (loss)/income of affiliated companies		(10)	285	(5)
Equity income/(loss) of jointly controlled entities		16	(36)	(115)
Loss/(gain) on sale of property, plant and equipment		1	32	(335)
Interest income		(22)	(55)	(41)
Interest expense		691	1,616	2,070
Loss on derivative financial instruments, net		-	-	19
Net realized and unrealized gain on equity securities
held for trading		(15)	(6)	-
Dividend income from other investments in equity securities		-	-	(7)
Non-cash exchange loss/(gain), net		20	(1,120)	(1,492)
(Increase)/decrease in inventories		(29)	46	95
(Increase)/decrease in trade receivables		(218)	(315)	36
(Increase)/decrease in other receivables		(166)	(236)	152
Increase in prepaid expenses and other current assets		(31)	(2)	(205)
Increase in deferred expenditure		(2)	-	-
(Decrease)/increase in net amounts due from/(to)
related companies		(586)	(493)	113
(Decrease)/increase in trade and bills payables		(30)	2,239	(2,048)
Increase in sales in advance of carriage		408	539	23
Increase/(decrease) in accrued expenses		541	(399)	568
Increase/(decrease) in other liabilities		1,223	822	(247)
Increase in provision for major overhauls		113	17	504
Increase in provision for early retirement benefits		-	-	306
Cash in flows from operations		4,533	6,001	4,641
Interest received		22	55	41
Interest paid		(754)	(1,616)	(2,419)
Income tax paid		(227)	(23)	(46)
Net cash inflows from operating activities		3,574	4,417	2,217

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
For the years ended December 31, 2004, 2005 and 2006

(Amounts in millions)

	Note	2004	2005	2006
		RMB	RMB	RMB
			(Note 45)
Investing activities
Proceeds from sale of property, plant and equipment		47	238	492
Proceeds from sale of other investments		-	689	-
Net cash settlement of derivative financial instruments		-	-	7
Increase in deferred credits		-	57	-
Dividends received from affiliated companies		12	2	33
Dividends received from jointly controlled entities		5	39	50
Dividends received from other non-current assets		-	4	7
Dividends received from equity securities held for trading		13	-	-
Decrease/(increase) in other non-current assets		(9)	4	16
Payment for the CNA/XJA Acquisitions		-	(1,959)	-
Payment for acquisition of equity interest held by
minority shareholders		-	(118)	(12)
Payment of lease and equipment deposits		(3,151)	(6,649)	(5,464)
Refund of lease and equipment deposits		1,253	4,619	2,031
Capital expenditures		(6,631)	(5,473)	(2,566)
Purchase of other investments		(680)	-	-
Investments in affiliated companies		(9)	-	(31)
Investments in jointly controlled entities		(72)	-	-
Effect of the CNA/XJA Acquisitions	40(b)	398	-	-
Effect of acquisition of CSAHC Hainan	40(c)	-	-	33

Net cash used in investing activities		(8,824)	(8,547)	(5,404)
Net cash outflows before financing activities		(5,250)	(4,130)	(3,187)

Financing activities:
Proceeds from notes payable		14,555	18,238	24,983
Repayment of notes payable		(7,108)	(12,193)	(19,113)
Repayment of principal under capital lease obligations		(1,272)	(2,050)	(3,313)
Capital contributions received from minority shareholders		71	17	-
Dividends paid to minority shareholders		(15)	(20)	(7)

Net cash inflows from financing activities		6,231	3,992	2,550
Increase/(decrease) in cash and cash equivalents		981	(138)	(637)
Cash and cash equivalents at January 1		2,080	3,083	2,901
Effect of foreign exchange rate changes		22	(44)	-
Cash and cash equivalents at December 31		3,083	2,901	2,264

See accompanying notes to consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

1. BASIS OF PRESENTATION

China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services.

The Company was established in the People’s Republic of China (the “PRC” or “China”) on March 25, 1995 as a joint stock limited company as part of the reorganization (the “Reorganization”) of the Company’s holding company, China Southern Air Holding Company (“CSAHC”). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company’s H Shares and American Depositary Shares (“ADS”) (each ADS representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

2. PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations promulgated by the International Accounting Standards Board (the “IASB”).

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The following summarizes the accounting policies of the Group after these developments to the extent that they are relevant to the Group.

Information relating to the nature and effect of the significant differences between IFRSs and accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) are set forth in Note 51.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(b) Basis of preparation of the consolidated financial statements

At December 31, 2006, the Group’s current liabilities exceeded its current assets by RMB32,180, which includes current installments of notes payable of RMB23,822. In preparing the consolidated financial statements, the directors have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfill the Group’s short term obligations and capital expenditure requirements. Accordingly, the consolidated financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 41(a).

The consolidated financial statements for the year ended December 31, 2006 comprise the Company and its subsidiaries and the Group’s interest in affiliated companies and jointly controlled entities.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

•	Certain property, plant and equipment (Note 2(h));

•	Certain assets held under capital leases (Note 2(j)); and

•	Derivative financial instruments (Note 2(g)).

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the consolidated financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 47.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized income arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between minority interests and the equity shareholders of the Company.

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

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with Notes 2(o) or (p) depending on the nature of the liability.

(d) Affiliated companies and jointly controlled entities

An affiliated company is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activities of the entity.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

An investment in an affiliated company or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the affiliated company’s or the jointly controlled entity’s net assets. The consolidated statement of operations includes the Group’s share of the post-acquisition, post-tax results of the affiliated companies and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in affiliated companies and jointly controlled entities recognized for the year (Notes 2(e) and (l)).

When the Group’s share of losses exceeds its interest in the affiliated company or the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the affiliated company or the jointly controlled entity. For this purpose, the Group’s interest in the affiliated company or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the affiliated company or the jointly controlled entity.

Unrealized income and losses arising from transactions between the Group and its affiliated company and jointly controlled entities are eliminated to the extent of the Group’s interest in the affiliated company or jointly controlled entity, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in income or loss.

(e) Goodwill

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(f) Other investments in equity securities

The policy for investments in equity securities, other than investments in subsidiaries, affiliated companies and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs.

The Group’s other investments in equity securities represent unlisted equity securities of companies established in the PRC. They do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Accordingly, they are recognized in the balance sheet at cost less impairment losses (Note 2(l)).

Investments are recognized / derecognized on the date the Group commits to purchase / sell the investments or they expire.

(g) Derivative financial instruments

Derivative financial instruments are recognized at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to income or loss.

(h) Property, plant and equipment

Items of property, plant and equipment are initially stated at cost, less accumulated depreciation and impairment losses (Note 2(l)). The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use and the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

Subsequent to the revaluation of the Group’s property, plant and equipment as at December 31, 1996 (Note 20(b)), which was based on depreciated replacement costs, certain of the Group’s property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation.

Revaluations are performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at the balance sheet date.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Changes arising on the revaluation of property, plant and equipment are generally dealt with in reserves. The only exceptions are as follows:

• When a deficit arises on revaluation, it will be charged to income or loss to the extent that it exceeds the amount held in the reserve in respect of that same asset immediately prior to the revaluation; and

• When a surplus arises on revaluation, it will be credited to income or loss to the extent that a deficit on revaluation in respect of that same asset had previously been charged to income or loss.

The cost of self-constructed items of property, plant and equipment includes the cost of materials, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(y)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in income or loss on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	15 to 40 years
Owned and leased aircraft	15 to 20 years
Other flight equipment
Jet engines	15 to 20 years
Others, including rotable spares	8 to 15 years
Machinery and equipment	5 to 10 years
Vehicles	6 years

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(i) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost less impairment losses (Note 2(l)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(j) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being under a capital lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Assets acquired under capital leases

Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to income or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to income or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in income or loss as an integral part of the aggregate net lease payments made.

The cost of acquiring land held under operating lease is amortized on a straight-line basis over the respective periods of lease terms which ranged from 30 to 70 years.

(iv) Sale and leaseback transactions

Gains or losses on sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortized over the period the assets are expected to be used.

(k) Deferred expenditure

Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortized over the terms of the related leases.

Lump sum housing benefits payable to employees of the Group are deferred and amortized on a straight line basis over a period of 10 years, which represents the benefit vesting period of the employees.

Deferred expenditure is stated at cost less impairment losses (Note 2(l)).

(l) Impairment of assets

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognized as follows:
• For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

• For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through income or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	Property, plant and equipment carried at cost less accumulated depreciation;

•	Construction in progress;

•	Lease and equipment deposits;

•	Lease prepayments;

•	Deferred expenditure;

•	Investments in subsidiaries, affiliated companies and jointly controlled entities; and

•	Goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.
•	Calculation of recoverable amount

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

•	Recognition of impairment losses

An impairment loss is recognized in income or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.
•	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to income or loss in the year in which the reversals are recognized.

(m) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to income or loss when used in operations. Cost represents the average unit cost.

Inventories held for disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(n) Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (Note 2(l)).

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in income or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(p) Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

(r) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognized as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in income or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognized as deferred income is amortized in income or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

(ii) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s) Defeasance of long-term liabilities

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

(t) Deferred credits

In connection with the acquisitions or operating leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortized as a reduction of rental expense for aircraft and engines under operating leases.

(u) Income tax

Income tax for the year comprises current and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in income or loss except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

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
(Amounts in millions, except share data)

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

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable income (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable income will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

• in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

-	the same taxable entity; or

-
different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(v) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in income or loss as follows:

(i) Passenger, cargo and mail revenues are recognized when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognized when services are rendered. Revenue is stated net of sales tax.

(ii) Rental income receivable under operating leases is recognized in income or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in income or loss as an integral part of the aggregate net lease payments receivables.

(iii) Dividend income is recognized when the shareholder’s right to receive payment is established.

(iv) Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as revenue in income or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted in arriving at the carrying amount of the asset and consequently are recognized in income or loss over the useful life of the asset.

(v) Interest income is recognized as it accrues using the effective interest method.

(w) Traffic commissions

Traffic commissions are expensed in income or loss when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(x) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to income or loss as and when incurred.

In respect of owned and capital leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognized in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognized and charged to income or loss.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to income or loss over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to income or loss in the period when the overhaul is performed.

(y) Borrowing costs

Borrowing costs are expensed in income or loss in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(z) Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(aa) Termination benefits

Termination benefits are recognized when, and only when, the group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(bb) Frequent flyer award programmes

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognized as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

Revenue from mileage sales to third parties under the frequent flyer award programmes is recognized when the related transportation services are provided.

(cc) Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the PBOC prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing on the balance sheet date. Exchange gains and losses are recognized in income or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing on the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing on the dates the fair value was determined.

(dd) Related parties

For the purposes of these consolidated financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an affiliated company of the Group or a joint venture in which the Group is a venturer;

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(iv) the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(ee) Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group’s internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

3. TURNOVER

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. An analysis of turnover is as follows:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Traffic revenue
Passenger	21,100	34,328	41,549
Cargo and mail	2,244	3,091	3,538
	23,344	37,419	45,087

Other operating revenue
Commission income	203	237	238
General aviation income	55	77	91
Ground services income	146	195	184
Air catering income	53	25	50
Rental income	45	69	107
Aircraft lease income	11	1	-
Others	117	270	462
	630	874	1,132
	23,974	38,293	46,219

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and outbound international, Hong Kong and Macau flights. Sales tax incurred by the Group during the years ended December 31, 2004, 2005 and 2006, netted off against revenue, amounted to RMB 716, RMB1,111 and RMB1,300, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

4. FLIGHT OPERATIONS EXPENSES

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Jet fuel costs	6,050	11,929	16,193
Operating lease rentals
- Aircraft and flight equipment	1,665	2,497	3,027
- Land and buildings	109	302	260
Air catering expenses	705	1,196	1,244
Aircraft insurance	185	283	274
Flight personnel payroll and welfare	1,026	1,619	1,714
Training expenses	183	373	419
CAAC Infrastructure Development
Fund contributions	466	978	1,127
Others	29	217	409
	10,418	19,394	24,667

5. MAINTENANCE EXPENSES

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Repairing and maintenance charges (Note 45)	3,247	3,615	3,663
Maintenance materials	212	436	414
	3,459	4,051	4,077

6. AIRCRAFT AND TRAFFIC SERVICING EXPENSES

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Landing and navigation fees	3,222	4,891	5,220
Ground service charges	281	868	999
	3,503	5,759	6,219

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

7. PROMOTION AND SALES EXPENSES

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Sales commissions	1,062	1,503	1,489
Ticket office expenses	552	659	689
Computer reservation services	233	417	439
Advertising and promotion	36	32	43
Others	57	169	151
	1,940	2,780	2,811

8. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

General corporate expenses	1,260	2,408	3,098
Impairment losses for trade and other receivables	27	-	-
Auditors' remuneration	11	12	13
Other taxes and levies	25	37	29
	1,323	2,457	3,140

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

9. DEPRECIATION AND AMORTIZATION

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Depreciation (Note 45)
- Owned assets	1,891	3,459	3,657
- Assets acquired under capital leases	472	1,426	1,337
Amortization of deferred credits	-	(20)	(61)
Other amortization	50	40	33
	2,413	4,905	4,966

10. STAFF COSTS

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Salaries, wages and welfare	2,260	3,515	3,854
Retirement schemes contributions	168	472	584
Early retirement benefits (Note 34)	-	-	392
	2,428	3,987	4,830

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 4 to 8 above.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

11. INTEREST EXPENSE

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Interest on bank and other notes payable wholly
repayable within five years	221	995	1,675
Interest on other notes payable	156	93	138
Finance charges on obligations under capital leases	348	626	716
Less: borrowing costs capitalized	(34)	(98)	(459)
	691	1,616	2,070

The borrowing costs have been capitalized at rates ranging from 1.51% to 3.48% per annum, 4.14% to 5.27% per annum and 5.29% to 5.61% per annum for the years ended December 31, 2004, 2005 and 2006, respectively.

12. (LOSS)/GAIN ON SALE OF PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Aircraft and spare engines	-	-	329
Other property, plant and equipment	(1)	(32)	6
	(1)	(32)	335

During the year, the Group recognized a RMB329 gain on sale of three Boeing 757-200 aircraft to independent third parties, being the excess of the sale proceeds over the carrying amounts of the assets and related selling costs.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

13. INCOME TAX EXPENSE

(a) Income tax expense in the consolidated statement of operations

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

PRC income tax
- provision for the year	176	12	160
- over-provision in prior year	-	-	(16)
	176	12	144

Deferred tax (Notes 25, 45)	(111)	(8)	(2)
	65	4	142

The statutory income tax rate in the PRC is 33%.

The Company is taxed at the preferential rate of 15%, 15% and 18% during the years ended December 31, 2004, 2005 and 2006, except for certain branches which are taxed at following rates:

2006	15% or 33%
2005	33%
2004	33%

The subsidiaries of the Group are taxed at rates ranging from 15% to 33%.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(b) Reconciliation between tax expense and accounting income/(loss) at applicable tax rates

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Income/(loss) before tax	220	(1,780)	284

Expected tax on income/(loss) before tax, calculated
at 15%, 15% and 18% for the years ended
December 2004, 2005 and 2006 respectively	33	(267)	51
Adjustments for tax effect of:
Rate differential on subsidiaries/branches	3	7	(20)
Non-deductible expenses
Salaries and welfare	25	71	114
Other	4	11	17
Non-taxable income	-	(8)	-
Change in tax rate of the Company and its
certain branches from 15% to 18%	-	-	(21)
Share of results of affiliated companies
and jointly controlled entities	(1)	37	(22)
Unutilised tax losses	-	135	39
Over-provision in prior year	-	-	(16)
Others	1	18	-
Actual tax expense	65	4	142

All but an insignificant amount of income/(loss) before taxation is from domestic sources.

14. DIVIDENDS

No interim dividend was paid during the years ended December 31, 2004, 2005 and 2006.

The board of directors of the Company does not recommend the payment of a final dividend in respect of the year ended December 31, 2006. No final dividend was paid in respect of the years ended December 31, 2004 and 2005.

15. (LOSS)/EARNINGS PER SHARE

The calculation of basic (loss)/earnings per share for the years ended December 31, 2004, 2005 and 2006 is based on the (loss)/earnings attributable to equity shareholders of the Company of RMB(48), RMB(1,786) and RMB126, respectively, and the weighted average number of shares in issue of 4,374,000,000 in each of the three years.
The amounts of diluted (loss)/earnings per share are the same as basic (loss)/earnings per share as there were no dilutive potential ordinary shares in existence during the years ended December 31, 2004, 2005 and 2006.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

16. CASH AND CASH EQUIVALENTS

	December 31,
	2005	2006
	RMB	RMB

Deposits with banks	23	26
Cash at bank and in hand	2,878	2,238
	2,901	2,264

Southern Airlines Group Finance Company Limited (“SA Finance”) is a PRC authorized financial institution controlled by CSAHC and is an affiliated company of the Group. In accordance with the financial agreement dated May 22, 1997 and subsequently revised on December 31, 2004 between the Company and SA Finance, all the Group’s deposits accepted by SA Finance were simultaneously placed with several designated major PRC banks by SA Finance. As of December 31, 2005 and 2006, the Group’s deposits with SA Finance amounted to RMB544 and RMB629, respectively (Note 37(d)).

Included in cash and cash equivalents are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2005	2006

United States Dollars	US$24	US$16
Japanese Yen	JPY1,161	JPY1,006

17. TRADE RECEIVABLES

	December 31,
	2005	2006
	RMB	RMB

Trade receivables	1,562	1,552
Less: Impairment losses for bad and doubtful accounts	(44)	(40)
	1,518	1,512

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses for bad and doubtful accounts, is set out below:

	December 31,
	2005	2006
	RMB	RMB

Within 1 month	1,366	1,355
More than 1 month but less than 3 months	137	131
More than 3 months but less than 12 months	14	24
More than 12 months	1	2
	1,518	1,512

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

As of December 31, 2005 and 2006, the Group had an amount due from a fellow subsidiary of RMB42 and RMBNil, respectively, which was included in trade receivables.

All of the trade receivables are expected to be recovered within one year.

Included in trade receivables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2005	2006

United States Dollars	US$15	US$19

Movements in impairment losses for bad and doubtful accounts comprise:

	December 31,
	2005	2006
	RMB	RMB

At January 1	92	44
Bad and doubtful accounts written off	(48)	(4)
At December 31	44	40

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

18. INVENTORIES

	December 31,
	2005	2006
	RMB	RMB

Expendable spare parts and maintenance materials	1,241	1,236
Other supplies	141	79
	1,382	1,315

The analysis of the amount of inventories recognized as an expense is as follows:

	December 31,
	2005	2006
	RMB	RMB

Consumption	720	694
Write-down of inventories	209	161
	929	855

Inventories were written down as a result of a plan to phase out certain old model aircraft in the coming years.

19. OTHER RECEIVABLES

	December 31,
	2005	2006
	RMB	RMB

Manufacturers' credit	417	448
Amount due from Zhangyuan Airlines Company Limited ("Zhongyuan Airlines")	98	-
Deposit and prepayment	65	85
Others	376	346
	956	879

The amount due from Zhongyuan Airlines of RMB98 at December 31, 2005 was fully settled during 2006 by a transfer of certain properties of Zhongyuan Airlines to the Group.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

20. PROPERTY, PLANT AND EQUIPMENT, NET

		Aircraft
			Held under capital	Other flight equipment, including rotable	Machinery, equipment and
	Buildings	Owned	leases	spares	vehicles	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation:

At January 1, 2005	6,988	27,134	14,529	9,044	2,599	60,294
Exchange adjustments	(6)	-	-	-	(14)	(20)
Additions	64	1,937	8,494	1,416	307	12,218
Transfer from construction in progress	513	-	-	-	56	569
Transfer to inventories	-	-	-	(126)	-	(126)
Disposals	(256)	(66)	(314)	(287)	(81)	(1,004)
At December 31, 2005	7,303	29,005	22,709	10,047	2,867	71,931

Representing:
Cost	6,948	22,776	18,369	7,873	2,383	58,349
Valuation - 1996 (Note (b))	355	6,229	4,340	2,174	484	13,582
	7,303	29,005	22,709	10,047	2,867	71,931

At January 1, 2006	7,303	29,005	22,709	10,047	2,867	71,931
Additions	-	1,476	4,487	769	339	7,071
Transfer from construction in progress	516	-	96	12	46	670
Acquired from CSAHC Hainan (Note 40(c))	34	39	-	41	17	131
Reclassification on exercise of purchase option	-	3,273	(3,273)	-	-	-
Reclassification	(172)	-	-	-	172	-
Disposals	(780)	(580)	(204)	(575)	(133)	(2,272)
At December 31, 2006	6,901	33,213	23,815	10,294	3,308	77,531

Representing:
Cost	6,546	27,420	19,475	8,120	2,824	64,385
Valuation - 1996 (Note (b))	355	5,793	4,340	2,174	484	13,146
	6,901	33,213	23,815	10,294	3,308	77,531

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

		Aircraft
	Buildings	Owned	Held under capital leases	Other flight equipment, including rotable spares	Machinery, equipment and vehicles	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Accumulated depreciation:

At January 1, 2005	757	4,331	2,894	4,137	1,334	13,453
Exchange adjustments	(1)	-	-	-	(11)	(12)
Charge for the year	227	1,679	1,406	1,155	418	4,885
Disposals	(74)	(66)	(314)	(225)	(55)	(734)
At December 31, 2005	909	5,944	3,986	5,067	1,686	17,592

At January 1, 2006	909	5,944	3,986	5,067	1,686	17,592
Charge for the year	248	1,917	1,337	1,041	451	4,994
Reclassification on exercise of purchase option	-	1,034	(1,034)	-	-	-
Reclassification	(41)	-	-	-	41	-
Disposals	(56)	(510)	(204)	(513)	(119)	(1,402)
At December 31, 2006	1,060	8,385	4,085	5,595	2,059	21,184

Net book value:

At December 31, 2005	6,394	23,061	18,723	4,980	1,181	54,339

At December 31, 2006	5,841	24,828	19,730	4,699	1,249	56,347

(a) Substantially all of the Group’s buildings are located in the PRC. The Group was formally granted the rights to use the twenty-one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group’s buildings are erected, the Group was formally granted the rights to use such land for periods of one to three years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments totalling RMB2, RMB24 and RMB22 were paid to CSAHC for each of the years ended December 31, 2004, 2005 and 2006, respectively in respect of these leases.

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Subsequent to the 1996 revaluation, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of September 30, 2005, by Savills Valuation & Professional Services Limited, a firm of independent valuers, on a depreciated replacement cost basis, the carrying value of property, plant and equipment did not differ materially from their fair value.

At December 31, 2006, the carrying amount of such revalued property, plant and equipment approximated the historical carrying value of such assets had they been stated at cost less accumulated depreciation and impairment losses.

(c) As of December 31, 2005 and 2006, certain aircraft of the Group with an aggregate carrying amount of approximately RMB30,408 and RMB30,075, respectively, were mortgaged under certain notes payable and lease agreements (Notes 27 and 28).

(d) The Group leased out certain flight training facilities and buildings to a jointly controlled entity. The leases typically run for an initial period of one to three years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totaling RMB31, RMB31 and RMB35, respectively, was received by the Group in respect of the leases during the years ended December 31, 2004, 2005 and 2006 (Note 37(c)(xi)).

The Group’s total future minimum lease payments under non-cancellable operating leases were receivable within one year and amounted to RMB35.

The cost and accumulated depreciation of the relevant properties leased out by the Group under the operating leases amounted to RMB237 and RMB84 as of December 31, 2005, and RMB221 and RMB94 as of December 31, 2006, respectively. Depreciation of the relevant properties recognized during each of the years ended December 31, 2004, 2005 and 2006 totaled RMB15, RMB15 and RMB21, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(e) The Group entered into two separate arrangements (the “Arrangements”) with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Group sold an aircraft and then immediately leased back the aircraft for an agreed period. The lease payment obligations, with pre-determined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Group in form of deposits and debt securities in favor of the lessor. The Group has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Group, the Group is liable to pay a pre-determined penalty to the lessor. Provided that the Group complies with the lease agreements, the Group is entitled to the continued possession and operation of the aircraft. Since the Group retains substantially all risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment. As of December 31, 2005 and 2006, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,376 and RMB2,272, respectively.

(f) As agreed with the companies having operations at Guangzhou Baiyun International Airport, the allocation of common facilities at the airport was revised during 2006. As a result, certain property, plant and equipment of the Group at Guangzhou Baiyun International Airport with a carrying amount of RMB539 were transferred out during the year.

(g) As of December 31, 2006 and up to the date of approval of these consolidated financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in the Guangzhou Baiyun International Airport, in which the Group has interests and for which such certificates have not been granted. As of December 31, 2005 and 2006, carrying value of such properties of the Group amounted to RMB2,316 and RMB1,586, respectively. The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

21. CONSTRUCTION IN PROGRESS

	December 31,
	2005	2006
	RMB	RMB

At January 1	565	674
Additions	678	947
Transfer to property, plant and equipment	(569)	(670)
At December 31	674	951

The construction in progress as of December 31, 2006 mainly related to projects at the Guangzhou, Jilin and Fuzhou airports, Shenzhen cargo centre and Beijing branch.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

22. INTEREST IN AFFILIATED COMPANIES

	December 31,
	2005	2006
	RMB	RMB

Share of net assets	142	149

Details of the Group’s principal affiliated companies are set out in Note 50, all of which are unlisted corporate entities.

Summary of financial information on affiliated companies:

	100 Percent			Group’s effective interest
	December 31,			December 31,
	2004	2005	2006	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB	RMB

Non-current assets		5,334	6,042		2,081	2,319
Current assets		2,275	2,281		455	502
Non-current liabilities		(3,897)	(3,525)		(1,520)	(1,372)
Current liabilities		(3,318)	(4,110)		(874)	(1,300)
Net assets		394	688		142	149

Revenues	2,676	3,314	4,485	1,042	1,318	1,727
Expenses	(2,638)	(3,837)	(4,487)	(1,032)	(1,603)	(1,722)
Income/(loss) for the year	38	(523)	(2)	10	(285)	5

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

23. INTEREST IN JOINTLY CONTROLLED ENTITIES

	December 31,
	2005	2006
	RMB	RMB

Share of net assets	805	870

Details of the Group’s principal jointly controlled entities are set out in Note 49, all of which are unlisted corporate entities.

Summary of financial information on jointly controlled entities:

	Group's effective interest
	December 31,
	2004	2005	2006
	RMB	RMB	RMB

Non-current assets		920	925
Current assets		877	1,111
Non-current liabilities		(369)	(335)
Current liabilities		(623)	(831)
Net assets		805	870

Revenues	762	1,115	1,464
Expenses	(778)	(1,079)	(1,349)
(Loss)/income for the year	(16)	36	115

24. OTHER INVESTMENTS IN EQUITY SECURITIES

	December 31,
	2005	2006
	RMB	RMB

Unlisted equity securities, at cost	320	330

Net realized and unrealized gain on trading securities of the Group amounted to RMB15, RMB6 and RMBNil during the years ended December 31, 2004, 2005 and 2006, respectively.

Dividend income from unlisted securities of the Group amounted to RMB14, RMB4 and RMB7 during the years ended December 31, 2004, 2005 and 2006, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

25. DEFERRED TAX ASSETS/(LIABILITIES)

Movements of net deferred tax liabilities are as follows:

	December 31,
	2005	2006
	RMB	RMB
	(Note 45)

At January 1	(287)	(279)
Credited to consolidated statement of operations (Note 13)	8	2
At December 31	(279)	(277)

The deferred tax assets/(liabilities) as of December 31, 2005 and 2006 were made up of the following tax effects:

	December 31,
	2005	2006
	RMB	RMB
	(Note 45)
Deferred tax assets:
Tax losses	159	-
Repair charges capitalized	275	203
Accrued expenses	175	465
Others	29	38
Total deferred tax assets	638	706

Deferred tax liabilities:
Accrued expenses	(58)	(105)
Depreciation allowances in excess of the related depreciation	(843)	(878)
Others	(16)	-
Total deferred tax liabilities	(917)	(983)
	(279)	(277)

Net deferred tax asset recognized on the consolidated balance sheet	63	95
Net deferred tax liability recognized on the consolidated balance sheet	(342)	(372)
	(279)	(277)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

	December 31,
	2005	2006
	RMB	RMB

Gross amount of unused tax losses
Expected to be utilized	891	-
Not expected to be utilized	710	423
	1,601	423

Tax losses in the PRC are available for carry forward to set off future PRC assessable income for a maximum period of five years. Of the RMB423 tax losses as of December 31, 2006, approximately RMB33, RMB44, RMB87, RMB130 and RMB129 will expire in 2007, 2008, 2009, 2010 and 2011 respectively. In accordance with accounting policy set out in Note 2(u), the Group had not recognized deferred tax asset in respect of these unused tax losses as it was determined by management that it is not probable that future taxable income against which the losses can be utilized will be available before they expire.

26. OTHER ASSETS

As of December 31, 2005 and 2006, other assets of the Group include lump sum housing benefits of RMB171 and RMB145, respectively. Further details are set out in Note 38.

Movements of lump sum housing benefits are as follows:

	December 31,
	2005	2006
	RMB	RMB

At January 1	197	171
Amortization for the year	(26)	(26)
At December 31	171	145

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

27. DEBT

(a) As of December 31, 2006, bank and other notes payable are analyzed as follows:

	December 31,
	2005	2006
	RMB	RMB

Short-term notes payable	14,346	19,908
Current installments of long-term notes payable	1,877	3,914
	16,223	23,822
Non-current installments of long-term notes payable	12,740	10,018
	28,963	33,840

Representing:

Bank notes payable	28,960	33,818
Other notes payable	3	22
	28,963	33,840

(b) As of December 31, 2005 and 2006, the Group’s weighted average interest rates on short-term notes payable were 4.83% per annum and 5.77% per annum, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(c) Details of bank and other notes payable with original maturity over one year are as follows:

	December 31,
	2005	2006
	RMB	RMB
Renminbi denominated notes payable

Non-interest bearing loan from a municipal government authority	3	3

Floating interest rates ranging from 5.10% to 5.51% per annum
as of December 31, 2006, with maturities through 2010	877	325

United States Dollars denominated notes payable

Fixed interest rates ranging from 4.43% to 7.48% per annum
as of December 31, 2006, with maturities through 2015	2,414	1,863

Floating interest rates ranging from 3-month LIBOR
+ 0.65% to 0.90% per annum as of December 31, 2006,
with maturities through 2009	3,610	1,727

Floating interest rates ranging from 6-month LIBOR
+ 0.30% to 1.20% per annum as of December 31, 2006,
with maturities through 2016	7,713	9,995

Hong Kong Dollars denominated notes payable

Non-interest bearing loan from a minority shareholder repayable
within five years (Note 37(g))	-	19
	14,617	13,932
Less: current installments classified as current liabilities	(1,877)	(3,914)
	12,740	10,018

(d) As of December 31, 2005 and 2006, bank and other notes payable of the Group totaling RMB8,116 and RMB8,726, respectively, were secured by mortgages over certain of the Group’s aircraft with carrying amount of RMB11,735 and RMB10,345, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(e) As of December 31, 2005 and 2006, certain bank and other notes payable were guaranteed by the following parties:

	December 31,
	2005	2006
	RMB	RMB

Guarantors

Industrial Commercial Bank of China	111	79
Export-Import Bank of the United States	1,171	828
Bank of China	155	74
CSAHC	1,908	1,484
Shenzhen Yingshun Investment Development Company Limited	22	22
SA Finance	7	5
Industrial Bank Co.,Ltd	-	48
	3,374	2,540

(f) As of December 31, 2005 and 2006, loans to the Group from SA Finance amounted to RMB300 (Note 37(d)).

(g) As of December 31, 2006, the Group had banking facilities with several PRC commercial banks for providing financing up to approximately RMB49,041, of which approximately RMB28,295 was utilized.

(h) The aggregate annual maturities of long-term notes payable for each of the five years subsequent to December 31, 2006 and thereafter are as follows:

	December 31,
	2005	2006
	RMB	RMB
Year ending December 31,
2006	1,877	-
2007	4,316	3,914
2008	2,156	2,986
2009	1,435	2,219
2010	660	740
2011	-	1,574
Thereafter	4,173	2,499
	14,617	13,932

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(i) Included in bank and other notes payable are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2005	2006

United States Dollars	US$3,208	US$4,016
Hong Kong Dollars	HK$1,821	HK$1,659

28. LEASE OBLIGATIONS

(a) Capital leases

The Group has commitments under capital lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2007 to 2016. As of December 31, 2006, future payments under these capital leases are as follows:

	December 31, 2005			December 31, 2006
	Payments	*Interest	Obligations	Payments	*Interest	Obligations
	RMB	RMB	RMB	RMB	RMB	RMB

Year ending December 31,
2006	4,030	657	3,373	—	—	—
2007	3,423	493	2,930	3,769	678	3,091
2008	3,016	408	2,608	3,330	530	2,800
2009	1,684	307	1,377	2,049	415	1,634
2010	1,050	238	812	1,442	351	1,091
2011	-	-	-	5,663	763	4,900
Thereafter	5,412	680	4,732	2,150	268	1,882
	18,615	2,783	15,832	18,403	3,005	15,398
Less: current instalments of obligations
under capital leases			(3,373)			(3,091)
			12,459			12,307

Average interest rates	1.44% to 8.01%	per annum		2.21% to 8.01%	per annum

  Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and flight equipment at either fair market value or a percentage of the respective lessor’s defined cost.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors. As of December 31, 2005 and 2006, certain of the Group’s aircraft with carrying amount of RMB18,723 and RMB19,730, respectively were mortgaged to secure finance lease obligations RMB15,832 and RMB15,398, respectively.

Included in obligations under capital leases are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2005	2006

United States Dollars	US$1,556	US$1,674
Japanese Yen	JPY47,795	JPY35,400

(b) Operating leases

As of December 31, 2006, the total future minimum lease payments under non-cancellable aircraft and flight equipment operating leases are as follows:

	December 31,
	2005	2006
	RMB	RMB
Year ending December 31,
2006	3,340	-
2007	2,881	3,077
2008	2,785	2,965
2009	2,609	2,775
2010	2,523	2,613
2011	-	2,493
Thereafter	10,456	8,046
Total minimum lease payments	24,594	21,969

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

29. TRADE AND BILLS PAYABLES

	December 31,
	2005	2006
	RMB	RMB

Trade payables	3,033	1,909
Bills payable	896	-
	3,929	1,909

The following is the ageing analysis of trade and bills payables:

	December 31,
	2005	2006
	RMB	RMB

Within 1 month or on demand	2,000	1,125
More than 1 month but less than 3 months	1,225	448
More than 3 months but less than 6 months	704	336
	3,929	1,909

As of December 31, 2005 and 2006, the Group had an amount due to a fellow subsidiary of RMB859 and RMB11, respectively, which was included in trade and bills payables.

All of the trade and bills payables are expected to be settled within one year.

Included in trade and bills payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2005	2006

United States Dollars	US$147	US$61

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

30. AMOUNTS DUE FROM/TO RELATED COMPANIES

(a) Amounts due from related companies

	December 31,
	2005	2006
	RMB	RMB

CSAHC and its affiliates	-	4
An affiliated company	-	2
Jointly controlled entities	84	122
	84	128

The amounts due from related companies were unsecured, interest free and have no fixed terms of repayment.

All of the amounts due from related companies are expected to be recovered within one year.

(b) Amounts due to related companies

	December 31,
	2005	2006
	RMB	RMB

CSAHC and its affiliates	12	167
An affiliated company	5	-
Jointly controlled entities	99	87
	116	254

The amounts due to related companies were unsecured, interest free and have no fixed terms of repayment.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

31. ACCRUED EXPENSES

	December 31,
	2005	2006
	RMB	RMB

Jet fuel costs	686	1,020
Operating lease charges	86	-
Air catering expenses	132	153
Salaries and welfare	193	346
Lump sum housing benefits payable	92	-
Repairs and maintenance	996	1,281
Provision for major overhauls (Note 33)	151	255
Provision for early retirement benefits (Note 34)	-	86
Landing and navigation fees	1,129	1,168
Computer reservation services	190	66
Interest expense	338	448
Duties and levies	12	-
Property management fee	37	-
Others	208	119
	4,250	4,942

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

32. OTHER LIABILITIES

	December 31,
	2005	2006
	RMB	RMB

CAAC Infrastructure Development fund	177	189
Airport construction surcharge	542	404
Airport tax	198	288
Construction cost payable	793	130
Advance payment on chartered flights	104	100
Sales agent deposits	198	221
Other tax payable	441	494
Lump sum housing benefits payable	-	90
Others	1,343	1,341
	3,796	3,257

33. PROVISION FOR MAJOR OVERHAULS

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	December 31,
	2005	2006
	RMB	RMB

At January 1	359	452
Provision for the year	129	683
Provision utilized during the year	(36)	(75)
At December 31	452	1,060
Less: current portion included in accrued expenses (Note 31)	(151)	(255)
	301	805

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

34. PROVISION FOR EARLY RETIREMENT BENEFITS

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

December 31,
2006
RMB

At January 1	-
Provision for the year (Note 10)	392
At December 31	392
Less: current portion included in accrued expenses (Note 31)	(86)
306

During 2006, the Group implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognized as provision for early retirement benefits.

35. SHARE CAPITAL

	December 31,
	2005	2006
	RMB	RMB
Registered, issued and paid up capital:
2,200,000,000 domestic state-owned shares of RMB1.00 each	2,200	2,200
1,174,178,000 H shares of RMB1.00 each	1,174	1,174
1,000,000,000 A shares of RMB1.00 each	1,000	1,000
	4,374	4,374

All the domestic state-owned, H and A shares rank pari passu in all material respects.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

36. RESERVES

	December 31,
	2005	2006
	RMB	RMB

Share premium
At January 1 and December 31	5,325	5,325

Statutory surplus reserve (Note (a))
At January 1	402	410
Transfer from retained earnings/(accumulated losses)	8	12
Transfer from statutory public welfare fund	-	198
At December 31	410	620

Statutory public welfare fund (Note (b))
At January 1	193	198
Transfer from retained earnings/(accumulated losses)	5	-
Transfer to statutory public welfare fund	-	(198)
At December 31	198	-

Discretionary surplus reserve (Note (c))
At January 1	77	83
Transfer from retained earnings/(accumulated losses)	6	29
At December 31	83	112

Retained earnings/(accumulated losses) (Note (d))
At January 1	1,477	(328)
(Loss)/profit for the year	(1,786)	126
Appropriations to reserves	(19)	(41)
At December 31	(328)	(243)
Total	5,688	5,814

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net income after taxation, as determined under relevant PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders when there are retained earnings at the financial year end.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

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

According to the revised PRC Company Law effective January 1, 2006, appropriation to the statutory public welfare fund is no longer required and the balance of statutory public welfare fund as of December 31, 2005 was transferred to statutory surplus reserve.

(c) The appropriation of this reserve is subject to shareholders’ approval. The usage of this reserve is similar to that of statutory surplus reserve.

(d) Dividend distributions may be proposed at the discretion of the Company’s board of directors, after consideration of the transfers referred to above and making up cumulative prior years’ losses. Pursuant to the Articles of Association of the Company, the net income of the Company for the purpose of dividend distribution is deemed to be the lesser of (i) net income determined in accordance with the PRC accounting rules and regulations, and (ii) the net income determined in accordance with IFRSs; or if the financial statements of the Company are not prepared in accordance with IFRSs, the accounting standards of one of the countries in which its shares are listed. As of December 31, 2005 and 2006, the Company did not have any distributable reserves.

As of December 31, 2005 and 2006, the accumulated losses of the Group included RMB243 and RMB251, respectively, of undistributed earnings of companies which are 50% or less owned by the Group and accounted for under the equity method.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

37. RELATED PARTY TRANSACTIONS

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group is as follows:

	December 31,
	2004	2005	2006
	RMB	RMB	RMB

Short-term employees benefits	6.75	5.93	6.64
Post-employment benefits	0.18	0.22	0.22
	6.93	6.15	6.86

Directors and supervisors	4.68	3.46	4.34
Senior management	2.25	2.69	2.52
	6.93	6.15	6.86

Total remuneration is included in “staff costs” (Note 10).

(b) Contribution to post-employment benefit plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. Details of the Group’s employee benefits plan are disclosed in Note 38.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(c) Transactions with CSAHC and its affiliates (the “CSAHC Group”), and the affiliated companies and jointly controlled entities of the Group

The Group obtained various operational services provided by the CSAHC Group and the affiliated companies and jointly controlled entities of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:
		December 31,
	Note	2004	2005	2006
		RMB	RMB	RMB

Expenses paid to the CSAHC Group

Handling charges	(i)	33	32	29
Air catering supplies	(ii)	170	173	194
Commission expense	(iii)	2	26	43
Sundry aviation supplies	(iv)	66	88	86
Lease charges for aircraft	(v)	-	10	3
Lease charges for land and buildings	(vi)	18	90	99
Property management fee	(vii)	-	28	26
Housing benefits	(viii)	85	-	-

Expenses paid to jointly controlled entities

Ground service expenses	(ix)	-	32	43
Repairing charges	(x)	1,159	1,118	1,183
Flight simulation service charges	(xi)	100	126	133

Income received from jointly controlled entities

Rental income	(xi)	31	31	35

Others

CNA/XJA Acquisitions	(xii)	15,522	-	-
Operating expenses recharged to related
companies	(xiii)	65	-	-
Acquisition of CSAHC Hainan	(xiv)	-	-	5
Disposal of properties to the CSAHC Group	(xv)	-	-	23

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(i) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC.

(ii) The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited, and Southern Airlines (Group) Catering Co., Ltd which are an affiliated company and a wholly owned subsidiary of CSAHC, respectively.

(iii) Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on a fixed rates ranging from 3% to 6% on the ticket value.

(iv) Certain sundry aviation supplies are purchased from Southern Airlines (Group) Economic Development Company (“SAGEDC”), a subsidiary of CSAHC.

(v) The Group leased an aircraft from China Southern Airlines (Group) Hainan Co., Ltd (“CSAHC Hainan”), a wholly-owned subsidiary of CSAHC. The lease was terminated on April 30, 2006.

(vi) The Group leases certain land and buildings in the PRC from CSAHC.

(vii) Guangzhou China Southern Airlines Property Management Co., Ltd, a subsidiary of CSAHC, provides property management services to the Group.

(viii) The Group paid a fixed annual fee of RMB85 to CSAHC from 1995 to 2004 in respect of the provision of quarters to the eligible employees of the Group (Note 38). No such payment was made in 2005 and 2006.

(ix) Beijing Ground Services Co., Ltd, a jointly controlled entity of the Group, provides airport ground services to the Group.

(x) Guangzhou Aircraft Maintenance Engineering Company Limited and MTU Maintenance Zhuhai Co., Ltd, jointly controlled entities of the Group, provide comprehensive maintenance services to the Group.

(xi) Zhuhai Xiang Yi, a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi.

(xii) On December 31, 2004, the Group acquired the airline operations and certain related assets of China Northern Airlines Company (“CNA”) and Xinjiang Airlines Company (“XJA”) at a total consideration of RMB15,522 (the “CNA/XJA Acquisitions”). CNA and XJA are wholly owned subsidiaries of CSAHC. The consideration was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,563 outstanding as of that date. The remaining consideration of RMB1,959 was fully paid in cash during 2005.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(xiii) In 2004, the Group provided administrative services to CNA and XJA. Operating expenses amounted to RMB65 were recharged to CNA and XJA on a cost basis.

(xiv) On April 30, 2006, the Company acquired certain assets of CSAHC Hainan at a total consideration of RMB294, which was partly satisfied by assumption of liabilities of CSAHC Hainan totaling RMB289 outstanding as at that date. The remaining balance of RMB5 had been settled in cash during the year (Note 40(c)).

(xv) On December 28, 2006, the Company disposed of certain properties to CSAHC at a consideration of RMB23.

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

Details of amounts due from/to the CSAHC Group, and the affiliated companies and jointly controlled entities of the Group:

	December 31,
	2005	2006
	RMB	RMB

Receivables:
The CSAHC Group	42	4
An affiliated company	-	2
Jointly controlled entities	84	122

Payables:
The CSAHC Group	871	178
An affiliated company	5	-
Jointly controlled entities	99	87

The amounts due from/to the CSAHC Group, the affiliated company and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(d) Notes payable to and deposits placed with SA Finance

(i) Notes payable to SA Finance

As of December 31, 2005 and 2006, notes payable to SA Finance by the Group amounted to RMB300. The notes payable are unsecured and repayable within one year.

Interest expense paid on such notes payable amounted to RMB3, RMB37 and RMB16 during the years ended December 31, 2004, 2005 and 2006, respectively. The interest rates of the notes payable was at 4.78% per annum during the year ended December 31, 2004, ranged from 3.30% to 5.02% per annum during the year ended December 31, 2005, and 5.02% to 5.26% per annum during the ended December 31, 2006, respectively.

The loans are guaranteed by CSAHC (included in the amount as disclosed in Note 37 (e) below).

(ii) Deposits placed with SA Finance

As of December 31, 2005 and 2006, the Group’s deposits with SA Finance amounted to RMB544 and RMB629, respectively. The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB4, RMB3 and RMB5 during the years ended December 31, 2004, 2005 and 2006, respectively.

(e) Guarantees from CSAHC and SA Finance

Certain bank loans of the Group were guaranteed by the following related parties:

	December 31,
	2005	2006
	RMB	RMB

CSAHC	1,908	1,484
SA Finance	7	5

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(f) Transactions with other state-controlled enterprises

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (“state-controlled entities”) through its government authorities, agencies, affiliations and other organizations.

Other than those transactions with the CSAHC Group, and the affiliated companies and jointly controlled entities of the Group as disclosed in Notes 37(c), (d) and (e) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

•	Transportation services

•	Leasing arrangements

•	Purchase of equipment, materials and spare parts

•	Ancillary and social services; and

•	Financial services arrangement.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established its pricing strategy, buying and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group’s pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the consolidated financial statements, the directors of the Company are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i) The Group’s transactions with other state-controlled entities, including state-controlled banks in the PRC

	December 31,
	2005	2006
	RMB	RMB

Jet fuel cost	9,592	13,054
Interest income	48	33
Interest expenses	694	1,405

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(ii) The Group’s balances with other state-controlled entities, including state-controlled banks in the PRC

	December 31,
	2005	2006
	RMB	RMB

Cash and deposits at bank	2,001	1,434
Short-term bank notes payable and
current installments of long-term bank notes payable	14,319	21,209
Non-current instalments of long-term bank notes payable	10,175	8,223

(iii) Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	December 31,
	2005	2006
	RMB	RMB

Guarantees on certain bank notes payable of the Group	266	201

(g) Loan from a minority shareholder

During 2006, the Group obtained a loan from a minority shareholder amounting to RMB19. The loan is unsecured, interest free and repayable within five years.

38. RETIREMENT AND HOUSING BENEFITS

Employees of the Group participate in several defined contribution retirement schemes organized separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 20% during the year ended December 31, 2004, 9% to 20% during the year ended December 31, 2005, and 10% to 23% during the year ended December 31, 2006, respectively, of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year’s total salaries.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Furthermore, pursuant to the comprehensive services agreement dated May 22, 1997 between the Company and CSAHC, CSAHC provided quarters to eligible employees of the Group. In return, the Group paid a fixed annual fee of RMB85 to CSAHC for a ten-year period from 1995 to 2004. The agreement expired by December 31, 2004 and no further payment was made in 2005 and 2006.

The Group has no obligation for the payment of pension benefits beyond the contributions described above.

Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidizing their purchases of houses. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the benefit vesting period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income or loss. During the years ended December 31, 2004, 2005 and 2006, the Group had made payments totaling RMB22, RMB16 and RMB2, respectively, under the scheme and recorded its remaining contractual liabilities totaling RMB108, RMB92 and RMB90, respectively, as at the respective consolidated balance sheet. Housing allowances are payable when applications are received from eligible employees.

39. SEGMENTAL INFORMATION

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

	Domestic	Hong Kong and Macau	International*	Total
	RMB	RMB	RMB	RMB

2004
Traffic revenue	17,742	1,180	4,422	23,344
Other operating revenue	630	-	-	630
Turnover	18,372	1,180	4,422	23,974

Operating income/(loss)	650	67	192	909

Depreciation and amortization	1,876	99	438	2,413

Significant non-cash items other than depreciation and amortization:
Impairment losses for trade and other receivables	27	-	-	27

2005
Traffic revenue	29,533	1,298	6,588	37,419
Other operating revenue	874	-	-	874
Turnover	30,407	1,298	6,588	38,293

Operating loss	(282)	(97)	(926)	(1,305)

Depreciation and amortization	4,128	139	638	4,905

Significant non-cash items other than depreciation and amortization:
Write-down of inventories	209	-	-	209

2006
Traffic revenue	35,707	1,329	8,051	45,087
Other operating revenue	1,132	-	-	1,132
Turnover	36,839	1,329	8,051	46,219

Operating income/(loss)	925	4	(617)	312

Depreciation and amortization	4,138	132	696	4,966

Significant non-cash items other than depreciation and amortization:
Write-down of inventories	161	-	-	161

* Asian market accounted for approximately 67%, 74% and 64% of the Group’s total international traffic revenue for the years ended December 31, 2004, 2005 and 2006, respectively. The remaining portion was mainly derived from the Group’s flights to/from European, North American and Australian regions.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

The major revenue-earning assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group’s aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Most of the Group’s non-aircraft assets are located in the PRC.

40. NON-CASH TRANSACTIONS

(a) Acquisitions of aircraft

During the year ended December 31, 2004, 2005 and 2006, aircraft acquired under capital leases amounted to RMBNil, RMB6,938 and RMB3,759, respectively.

(b) Effect of the CNA/XJA Acquisitions

Year ended
December 31,
2004
RMB
Assets acquired:
Property, plant and equipment, net	12,980
Inventories	729
Trade receivables	314
Cash and cash equivalents	398
Other assets	1,101
15,522
Liabilities assumed:
Notes payable	4,587
Obligations under capital leases	6,125
Trade payables	343
Accrued expenses	1,475
Other liabilities	1,033

13,563

Net identifiable assets and liabilities	1,959

Cash consideration payable and not yet settled at December 31, 2004	1,959

Net cash inflow from acquisitions - cash and cash equivalents acquired	398

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Had the CNA/XJA Acquisitions been effected on January 1, 2004, results of operations of the Group for the year ended December 31, 2004 would have been as follows:

	The Group	Results of
	(without effect	airline
	of CNA/XJA	operations
	Acquisitions)	of CNA/XJA	Combined
	RMB	RMB	RMB

Turnover	23,974	10,057	34,031
Income for the year	155	170	325

(c) Effect of the acquisition of CSAHC Hainan

On April 30, 2006, the Group acquired certain assets of CSAHC Hainan at a total consideration of RMB294, which was partly satisfied by assumption of liabilities of CSAHC Hainan totaling RMB289 outstanding as at that date. Details are as follows:

Year ended
December 31,
2006
RMB
Assets acquired:
Property, plant and equipment, net	131
Lease prepayment	35
Inventories	28
Trade receivables	30
Cash and cash equivalents	38
Other receivables	32
294
Liabilities assumed:
Trade payables	28
Accrued expenses	14
Other liabilities	247
289

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Year ended
December 31,
2006
RMB

Net identifiable assets and liabilities	5

Satisfied by:
Cash	5

Analysis of the net inflow of cash and cash equivalents in respect of the acquisition:

Cash consideration	(5)
Cash and cash equivalents acquired	38
Cash and cash equivalents acquired	33

41. FINANCIAL INSTRUMENTS

Exposure to liquidity, interest rate, currency, jet fuel price risk credit risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a) Liquidity risk

As of December 31, 2006, the Group’s current liabilities exceeded its current assets by RMB32,180. For the year ended December 31, 2006, the Group recorded a net cash inflow from operating activities of RMB2,217, a net cash outflow from investing activities of RMB5,404 and a net cash inflow from financing activities of RMB2,550, resulting in a net decrease in cash and cash equivalents of RMB637.

In 2007 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations and to obtain adequate external finance to meet its debt obligations as they fall due and committed future capital expenditures. At December 31, 2006, the Group entered into loan financing agreements with several PRC banks to provide financing up to RMB49,041 during 2007, of which approximately RMB28,295 was utilized. Subsequent to December 31, 2006, the Group entered into additional loan financing agreements to obtain financing up to RMB5,045 during 2007. The directors of the Company believe that sufficient financing will be available to the Group.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2007. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned notes payable finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

(b) Interest rate risk

The interest rates and maturity information of the Group’s bank and other notes payable, and maturity information of the Group’s capital leases obligations are disclosed in Notes 27 and 28, respectively.

(c) Foreign currency risk

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

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to July 21, 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has gradually declined against the Renminbi.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(d) Jet fuel price risk

The Group allows for the judicious use of approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of surge of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

The fair values of derivative financial instruments of the Group at the balance sheet date are as follows:

	December 31,
	2005		2006
	Assets	Liabilities	Assets	Liabilities
	RMB	RMB	RMB	RMB

Fuel option contracts	-	-	-	26

As of December 31, 2006, the Group had outstanding fuel option contracts to buy approximately 6,150,000 barrels of crude oil at prices ranging from US$55 to US$79 per barrel. On the other hand, the Group sold fuel put option contracts to approved counter-parties and had outstanding option contracts at December 31, 2006 of approximately 12,300,000 barrels of crude oil at prices ranging from US$43 to US$60 per barrel. All contracts will expire between 2007 and 2008.

(e) Credit risk

Substantially all of the Group’s cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association which has insignificant credit risk to the Group. As of December 31, 2005 and 2006, the balance due from BSP agents amounted to RMB782 and RMB863, respectively. The credit risk exposure to BSP and the remaining trade receivables balance has been monitored by the Group on an ongoing basis and the impairment losses for bad and doubtful debts have been within management’s expectations.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(f) Fair value

(i) All financial instruments are carried at amounts not materially different from their fair values as of December 31, 2005 and 2006.

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

•	Cash and cash equivalents, trade receivables, other receivables and other current assets, trade and bills payables, taxes payable and other liabilities.

The carrying values approximate their fair values because of the short maturities of these instruments.

•	Financial liabilities

The fair values of fuel option contracts are determined based on dealer price quotations and options pricing model without any deduction for transaction costs.

•	Bank and other notes payable

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

(ii) The economic characteristics of the Group’s capital leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases.

(iii) Other non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iv) Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

42. COMMITMENTS

(a) Capital commitments

At December 31, 2006, the Group had capital commitments as follows:

	December 31,
	2005	2006
	RMB	RMB

Commitments in respect of aircraft and flight equipment
- authorized and contracted for	45,628	66,881

Other commitments
- authorized and contracted for	90	420
- authorized but not contracted for	2,085	1,404
	2,175	1,824
	47,803	68,705

As of December 31, 2006, the Group had on order 130 aircraft and certain flight equipment, scheduled for deliveries in 2007 to 2011. Deposits of RMB8,692 have been made towards the purchase of these aircraft and related equipment. As of December 31, 2006, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	December 31,
	2005	2006
	RMB	RMB

2006	7,341	-
2007	8,945	12,299
2008	14,354	22,572
2009	5,300	17,483
2010	9,688	14,232
2011	-	295
	45,628	66,881

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

As of December 31, 2006, the Group’s attributable share of the capital commitments of jointly controlled entities was as follows:

	December 31,
	2005	2006
	RMB	RMB

Authorized but not contracted for	74	1

(b) Investing commitments

At December 31, 2006, the Group committed to make capital contributions in respect of:

	December 31,
	2005	2006
	RMB	RMB

A jointly controlled entity	83	83

43. CONTINGENCIES

The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC’s rights thereto.

The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that their uses of one or more of the above parcels of land or the related facilities were successfully challenged. Pursuant to an indemnification agreement dated May 22, 1997 entered into between CSAHC and the Company, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group’s use of any of its land and buildings.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

44. NON-ADJUSTING POST BALANCE SHEET EVENTS

(a) Notes payable refinanced/obtained subsequent to December 31, 2006

(i) During January 1, 2007 to April 16, 2007

From January 1, 2007 to April 16, 2007, the Group refinanced certain short-term notes payable of RMB4,170. The refinanced bank notes payable are unsecured, bear interest at floating rates ranging from 3-month/6-month LIBOR +0.50% to 0.55% per annum and are repayable within one year from their respective refinanced dates.

In addition, the Group entered into new notes payable totaling RMB3,234 subsequent to December 31, 2006 and up to April 16, 2007. These new notes payable are unsecured and bear interest at floating rates ranging from 3-month/6-month/12-month LIBOR +0.45% to 0.55% per annum and are repayable within five months to one year from their respective origination dates.

(ii) During April 17, 2007 to May 31, 2007

From April 17, 2007 to May 31, 2007, the Group entered into additional new notes payable totaling RMB3,201. These additional new notes payable are unsecured, bear interest at floating rate of 6-month LIBOR + 0.45% to 0.55% per annum and repayable within six months to one year from their respective origination dates.

(b) New tax law

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”) which will take effect on January 1, 2008. The Company and certain subsidiaries of the Group are entitled to preferential income tax rates in the range of 15% to 27%. From January 1, 2008, the income tax rate of companies who are currently enjoying preferential income tax rates lower than 25% is expected to increase to the standard rate of 25% over a five-year transition period. However, the new tax law has not set out the details as to how the existing preferential tax rate will increase to the standard rate of 25%. Consequently, the Group is not able to make an estimate of the expected financial effect of the new tax law on its deferred tax assets and liabilities. The expected financial effect of the new tax law, if any, will be reflected in the Company’s 2007 consolidated financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the consolidated balance sheet in respect of current tax payable.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(c) Share reform

On April 13, 2007, the Company issued a notice to holders of the listed and circulating A Shares (“Circulating A Shares”) to convene a relevant shareholders’ meeting on May 17, 2007 (“Relevant Shareholders’ Meeting”) for the purpose of seeking shareholders’ approval of the proposal for converting all the Company’s unlisted and non-circulating shares (“Non-circulating Shares”) to Circulating A Shares (“Share Reform Proposal”). CSAHC is the only holder of the Non-circulating Shares.

As disclosed in the announcement dated April 13, 2007 and subsequently revised on 23 April, 2007, the consideration payable as proposed by CSAHC to the holders of Circulating A Shares in connection with the Share Reform Proposal is a total of 1,400,000,000 put warrants of the Company’s shares (“Put Warrants”). The holders of the Circulating A Shares registered on the shareholders’ register on May 8, 2007 will be granted 14 Put Warrants for every 10 A Shares held by such shareholders, equivalent to 1.5970 shares for every 10 A Shares. The exercise ratio is two warrants to one share and the initial exercise price of the Put Warrant is RMB7.43. The rights of the Put Warrants (European style) are exercisable by the holders during the last five trading days of the warrant period which is twelve months. CSAHC will announce the exercise method of rights under the Put Warrants within six months after the listing of the Put Warrants.

CSAHC undertakes that it will not trade or transfer any of the Company’s shares it holds for a thirty-six-month period commencing from the effective date of the Share Reform Proposal (“Lock-up Period”). After expiration of the Lock-up Period, CSAHC may sell the Non-circulating Shares through trading on the Shanghai Stock Exchange, and the number of shares it will sell within the 12-month period and 24-month period will not exceed 5% and 10%, respectively, of the total number of shares held by CSAHC. The shares subject to restriction as mentioned above do not include those shares purchased by CSAHC upon the exercise of rights under the Put Warrants after the implementation of the share reform plan.

In accordance with the provisions of “Provisional Measures of the Shanghai Stock Exchange for Warrants” and the relevant requirements of the Shanghai Stock Exchange, CSAHC will place deposits to China Securities Depository and Clearing Corporation Limited Shanghai Branch as a performance bond for the Put Warrants.

CSAHC also undertakes that at the annual shareholders meetings of the Company in respect of 2007 through 2009, CSAHC will propose that the dividends of the Company be distributed in cash and will vote in favor of such distribution plan so that the average annual percentage of dividend to be distributed in cash in respect of 2007 through 2009 will not be lower than 50% of the total income distributable to the equity shareholders in these three years.

The share reform plan was approved in the Relevant Shareholders’ Meeting held on May, 17 2007.

(d) Litigation

A writ of summons was issued on May 30, 2007 by certain sales agents in Taiwan (the “plaintiffs”) against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the “cooperative agreement”). The plaintiffs have made a claim against the Company for a total sum of approximately RMB107 in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan, annual bonus and interest on late payment during the period from September 1, 2004 to August 31, 2006. The plaintiffs have also claimed against the Company for an unspecified compensation for early termination of the cooperative agreement. Both the plaintiffs and the Company are required to present the evidence to the Court on July 25, 2007 and the first hearing will be held on July 30, 2007.

The directors consider that, given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims, with reasonable certainty at this stage. However, the directors are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. The directors consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

45. COMPARATIVE FIGURES

IAS 16 (amended 2004) Property, Plant and Equipment (“revised policy”) is effective on January 1, 2005. Under the revised policy, overhaul cost is capitalized in the carrying amount of property, plant and equipment when the major overhaul is performed. Any remaining carrying amount of the cost of the previous inspection is derecognized. The effect of adoption of the revised policy was not reflected in the 2005 consolidated financial statements as management determined the impact to the consolidated financial statements was immaterial.

For the purpose of the preparation of the 2006 consolidated financial statements, the following comparative figures for the year ended December 31, 2005 have been corrected for immaterial errors to reflect the impact of the prospective adoption of the revised policy on January 1, 2005:

	As originally reported	Adjustments	As adjusted
	RMB	RMB	RMB

Statement of operations line items:
Maintenance	4,589	(538)	4,051
Depreciation and amortization	4,440	465	4,905
Income tax expense	7	(11)	(4)
Loss for the year	(1,846)	62	(1,784)
Basic and diluted loss per share	(0.42)	0.01	(0.41)

Balance sheet line items:
Property, plant and equipment, net	54,266	73	54,339
Deferred tax assets	74	(11)	63
Total assets	71,402	62	71,464
Accumulated losses	(390)	62	(328)
Total equity	11,936	62	11,998

46. IMMEDIATE AND ULTIMATE CONTROLLING PARTY

As of December 31, 2006, the directors of the Company consider the parent and ultimate holding company of the Group to be CSAHC, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

47. ACCOUNTING ESTIMATES AND JUDGMENTS

The Groups’ financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the consolidated financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the consolidated financial statements.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Impairment of long-lived assets

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

Impairment of trade receivables

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

48. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATION ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2006

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2006 and which have not been adopted in these consolidated financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the consolidated financial statements:

Effective for accounting periods beginning on or after

IFRS 7, Financial instruments: disclosure	January 1, 2007
Amendments to IAS 1, Presentation of financial statements - capital disclosures	January 1, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

49. SUBSIDIARIES

The particulars of the Group’s principal subsidiaries as of December 31, 2006 are as follows:

Name of company	Place of establishment / operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities

Guangxi Airlines Company Limited (a)	PRC	RMB170,900,000	100%	Airline

Southern Airlines (Group) Shantou Airlines Company Limited (a)	PRC	RMB280,000,000	60%	Airline

Zhuhai Airlines Company Limited (a)	PRC	RMB250,000,000	60%	Airline

Xiamen Airlines Company Limited (a)	PRC	RMB700,000,000	60%	Airline

Guizhou Airlines Company Limited (a)	PRC	RMB80,000,000	60%	Airline

Guangzhou Air Cargo Company Limited (a)	PRC	RMB238,000,000	70%	Cargo services

Guangzhou Baiyun International Logistic Company Limited (a)	PRC	RMB50,000,000	61%	Logistics operations

Guangzhou Nanland Air Catering Company Limited (b)	PRC	RMB120,000,000	75%	Air catering

China Southern West Australian Flying College Pty Limited	Australia	AUD100,000	65%	Pilot training services

Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB251,332,832	51.8%	Property management

(a) These subsidiaries are PRC limited liability companies.

(b) This subsidiary is Sino-foreign equity joint venture company established in the PRC.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

50. AFFILIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

The particulars of the Group’s principal affiliated companies and jointly controlled entities as of December 31, 2006 are as follows:

		Proportion of ownership interest held by
Name of company	Place of establishment/ operation	Group’s effective interest	The Company	subsidiaries	Principal activities

Guangzhou Aircraft Maintenance Engineering Company Limited (a),(b)	PRC	50%	50%	-	Provision of aircraft repair and maintenance services

China Southern Airlines Group Finance Company Limited	PRC	34%	21.1%	12.9%	Provision of financial services

Sichuan Airlines Corporation Limited	PRC	39%	39%	-	Airline

MTU Maintenance Zhuhai Co. Ltd (a)	PRC	50%	50%	-	Provision of engine repair and maintenance services

China Postal Cargo Airlines Limited (a)	PRC	49%	49%	-	Airline

Zhuhai Xiang Yi Aviation Technology Company Limited (a)	PRC	51%	51%	-	Provision of flight simulation services

Beijing Southern Airlines Ground Services Company Limited (a)	PRC	50%	50%	-	Provision of airport ground services

(a) These are jointly controlled entities.

(b) This jointly controlled entity is PRC joint ventures which have limited life pursuant to the PRC law.

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

(a) CNA/XJA Acquisitions

As disclosed in Note 37(c) to the consolidated financial statements prepared under IFRSs, the Group acquired the airline operations and certain related assets and liabilities of CNA and XJA with effect from December 31, 2004. Under IFRSs, the purchase method of accounting was applied to such business combination such that at December 31, 2004 only the acquired assets and assumed liabilities are included in the consolidated financial statements of the Group. The results of the acquired operations and their related cash flows were included in the consolidated financial statement of the Group beginning January 1, 2005.

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

(c) Lease arrangements

As disclosed in Note 20 to the consolidated financial statements, during 2002 and 2003, the Group entered into two separate arrangements with certain independent third parties under which the Group sold aircraft and then immediately leased back the aircraft for a pre-determined period.

As a result of the lease arrangements, the Group received a net cash benefit of RMB52 and RMB69 in 2002 and 2003, respectively, which were recognized as income under IFRSs. Under U.S. GAAP, such benefits are deferred and amortized over the minimum lease period.

In addition, under the lease arrangements, the commitments by the Group to make long-term lease payments are defeased by the placement of security deposits. As such, under IFRSs, such commitments and deposits are not recognized on the consolidated balance sheets. Under U.S. GAAP, such commitments and deposits amounting to RMB2,376 and RMB2,272 as of December 31, 2005 and 2006, respectively, would be recognized on the consolidated balance sheets, as such commitments are not deemed as extinguished by the placement of security deposits.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(d) Capitalized interest

Under IFRSs, the Group capitalizes interest costs to the extent the related borrowings are directly attributable to the acquisition or construction of an asset.

Under U.S. GAAP, if average accumulated expenditures for the asset exceed the amounts of new borrowings associated with the asset, additional interest costs capitalized are based on the weighted average interest rate applicable to other borrowings of the entity.

(e) Revaluation of property, plant and equipment

In connection with the Reorganization in 1996, the property, plant and equipment of the Group were revalued as of December 31, 1996 (see Notes 2 and 20 to the consolidated financial statements). Such revaluation resulted in an increase in shareholders’ equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, while a charge to the consolidated statement of operations was recorded with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases. In addition, the revalued property, plant and equipment amounts serve as the tax bases of property, plant and equipment for years beginning in 1997. Accordingly, the revaluation eliminated certain of the temporary differences which gave rise to a deferred tax asset as of December 31, 1996. Such tax asset was offset against the revaluation surplus.

Under U.S. GAAP, property, plant and equipment are stated at their historical cost unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under U.S. GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows, excluding finance costs. The future undiscounted cash flows, excluding finance costs, of the Group’s property, plant and equipment whose carrying amount was reduced in connection with the Reorganization, exceed their historical cost carrying amount and, therefore, impairment of such assets is not appropriate under U.S. GAAP. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge recorded under IFRSs in 1996 and the additional depreciation charges recorded as a result of the Reorganization are reversed for U.S. GAAP purposes.

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

The net revaluation surplus was fully depreciated and the related deferred tax asset recorded was fully reversed in 2004.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(f) Investments in affiliated company and jointly controlled entity

During 2002, the Group invested in an affiliated company and a jointly controlled entity, which were PRC state-owned enterprises. Under IFRSs, such investments are initially recorded on a fair value basis at the cost of purchases borne by the Group. In the consolidated statements of income, the equity share of results of the investees are measured based on the fair value of underlying net assets determined on the dates of acquisitions.

Under U.S. GAAP, such transactions are considered to be “combinations of businesses under common control”. Consequently, such investments are initially recorded at the Group’s equity share of net assets of the investees determined on a historical cost basis. The differences between such amounts and the cost of purchases are reflected as movements in the shareholders’ equity. In the consolidated statement of operations, the equity share of results of the investees are measured based on the historical cost basis.

(g) Minority interests

Under IFRSs, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented in the consolidated statement of operations as an allocation of the total net income/(loss) for the year between the minority interests and the equity shareholders of the Company. Under U.S. GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated statement of operations as a component of net income/(loss).

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(h) Financial statements presentation and disclosure

(i) (Loss)/gain on sale of property, plant and equipment

In the consolidated statement of operations presented under IFRSs, (loss)/gain on sale of property, plant and equipment is classified under “Non-operating income/(expenses)”. Under U.S. GAAP, such (loss)/gain is classified under “Operating expenses - General and administrative”.

(ii) Classification of short-term obligations expected to be refinanced

As described in Note 44(a)(i) to the consolidated financial statements prepared under IFRSs, the short-term notes payable included certain notes payable of RMB4,170 which were refinanced subsequent to December 31, 2006. The maturity of these notes payable is extended for twelve months to a date after December 31, 2007.

Under U.S. GAAP, such short-term obligations which were refinanced on a long-term basis after the balance sheet date but before issuance of financial statements are classified as non-current liabilities. Consequently, under U.S. GAAP, short-term notes payable and consolidated net current liabilities at December 31, 2006 would be RMB19,652 and RMB28,010, respectively.

(iii) Presentation of dividends received in the consolidated statement of cash flows

In the consolidated statement of cash flows presented under IFRSs, dividends received are classified within investing activities. Under U.S. GAAP, such dividends received are classified within operating activities.

(iv) Presentation of cash flows from purchases, sales and maturities of trading securities in the consolidated statement of cash flows

In the consolidated statements of cash flows presented under IFRSs, cash flows from purchases, sales and maturities of trading securities are classified within investing activities. Under U.S. GAAP, such cash flows are classified within operating activities.

(v) Deferred tax assets/liabilities

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

The U.S. GAAP presentation of deferred tax assets/(liabilities) as of December 31, 2005 and 2006 are as follows:

	December 31,
	2005	2006
	RMB	RMB
Deferred tax assets:
Tax losses	347	153
Repair charges capitalized	264	203
Accrued expenses	175	465
Others	29	38
Total deferred tax assets	815	859
Less: valuation allowance	(188)	(153)
	627	706
Deferred tax liabilities:
Accrued expenses	58	105
Depreciation allowances in excess of the related depreciation	832	878
Others	16	-
Total deferred tax liabilities	906	983
	(279)	(277)
Representing:

Deferred tax assets - current portion	60	234
Deferred tax assets - non-current portion	3	-
Deferred tax liabilities - current portion	(57)	(43)
Deferred tax liabilities - non-current portion	(285)	(468)
	(279)	(277)

The valuation allowance was RMB53 as of January 1, 2004. During the years ended December 31, 2004, 2005 and 2006, the valuation allowance increased by RMBNil, RMB135 and decreased by RMB35, respectively.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

(i) Recently issued accounting standards

(i) SAB 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”) which addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance-sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 in 2006 did not have any impact on the Group’s consolidated financial statements.

(ii) SFAS No. 157

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Currently, the Group does not expect the adoption of SFAS No. 157 will have a material impact on its consolidation financial statements.

(iii) FIN No. 48

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109” (“FIN 48”). FIN 48 requires that the Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the first fiscal year beginning after December 15, 2006. The Group is currently evaluating the impact of adopting FIN48 on its results of operations and financial position.

(iv) FSP AUG AIR-1

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP AUG AIR-1”). This guidance prohibits the use of the accrue-in-advance method of accounting for planned major overhaul activities because an obligation has not occurred and therefore a liability should not be recognized. FSP AUG AIR-1 will be effective for the first fiscal year beginning after December 15, 2006. The Group is in the process of assessing the impact of adopting FSP AUG AIR-1 on its results of operations and financial position.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

In respect of aircraft held under operating leases, major overhauls are required to be performed on the aircraft during the period of the leases (“regular major overhauls”) and upon return of the aircraft. The Group’s current policy under both IFRSs and U.S. GAAP is to accrue for estimated costs of regular major overhauls over the estimated period between overhauls in respect of these aircraft. After the aircraft has completed its last regular major overhaul, the expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. As a result of FSP AUG AIR-1, the Group intends to change its policy under U.S. GAAP to the direct expense method for accounting for the regular major overhauls in respect of these aircraft. Accordingly, the Group anticipates that due to the prohibition by FSP AUG AIR-1 of accrual of cost of major overhauls before the maintenance is performed, under U.S. GAAP the provision of RMB219 at December 31, 2006 will be reversed upon adoption of FSP AUG AIR-1 through a prior period adjustment.

Effect on net income/(loss) of significant differences between IFRSs and U.S. GAAP is as follows:

	Reference		Year ended December 31,
	in Note		2004	2005	2006
	above		RMB	RMB	RMB
(Loss)/income attributable to the equity shareholders
of the Company under IFRSs			(48)	(1,786)	126
U.S. GAAP adjustments:
Net income before tax attributable to
acquisition of airlines operations of
CNA and XJA	(a	)	354	159	74
Sale and leaseback accounting	(b	)	115	115	86
Lease arrangements	(c	)	7	7	7
Capitalized interest	(d	)	(13)	(9)	(35)
Reversal of additional depreciation arising from
revaluation of property, plant and equipment	(e	)	13	-	-
Investments in affiliated company and
jointly controlled entity	(f	)	7	7	(14)
Deferred tax effects
- current year			(16)	(17)	(11)
- effect on the change in the Company's income tax rate			-	-	1
- tax effect of acquisition of airline
operations of CNA and XJA			(81)	(23)	(25)
- effect on the change in income tax rate applicable
to airline operations of CNA and XJA			(99)	79	7
Net income/(loss) under U.S. GAAP			239	(1,468)	216

Basic and diluted earnings/(loss) per share under U.S. GAAP			0.05	(0.34)	0.05

Basic and diluted earnings/(loss) per ADS under U.S. GAAP *			2.50	(17.00)	2.50

* Basic earnings/(loss) per ADS is calculated on the basis that one ADS is equivalent to 50 H shares.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Effect on shareholders’ equity of significant differences between IFRSs and U.S. GAAP is as follows:

	Reference		December 31,
	in Note		2005	2006
	above		RMB	RMB

Total shareholders' equity under IFRSs			11,998	12,121
U.S. GAAP adjustments:
Shareholders' equity effect attributable
to airline operations of CNA and XJA	(a	)	(372)	(298)
Sale and leaseback accounting	(b	)	(242)	(156)
Lease arrangements	(c	)	(100)	(93)
Capitalized interest	(d	)	326	291
Investments in affiliated company and
jointly controlled entity	(f	)	(97)	(111)
Deferred tax asset effect on acquisition of airlines
operations of CNA and XJA			122	104
Deferred tax effects			2	(8)
Minority interest	(g	)	(1,936)	(1,933)
Net shareholders' equity under U.S. GAAP			9,701	9,917

Movement of changes in total shareholders’ equity under U.S. GAAP is as follows:

RMB

Shareholders' equity at January 1, 2004	13,098
Net income	239
Net assets distributed to CSAHC (note a)	(28)
Elimination of net deferred tax assets (note b)	(181)
Distributions to CSAHC	(1,959)

Shareholders' equity at December 31, 2004	11,169
Net loss	(1,468)

Shareholders' equity at December 31, 2005	9,701
Net income	216
Shareholders' equity at December 31, 2006	9,917

Notes:

(a) In connection with the CNA/XJA Acquisitions, certain assets and liabilities of CNA and XJA which were not to be acquired by the Company were transferred during 2004 to CSAHC, the owner of CNA and XJA.

(b) As a result of the CNA/XJA Acquisitions, the tax losses attributable to the airline operations of CNA and XJA are no longer available for utilization against future taxable income of such operations. Accordingly, the deferred tax assets arising from such tax losses and related valuation allowance were eliminated against equity.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

The following are condensed consolidated statement of operations, cash flows and changes in total shareholders’ equity under U.S. GAAP for the year ended December 31, 2004 and additional financial information restated to reflect the impact of the effects of the combination of CNA and XJA and the Group in a manner similar to a pooling of interests prepared on a U.S. GAAP basis. As the CNA/XJA Acquisitions were completed on December 31, 2004, condensed consolidated balance sheets under U.S. GAAP at December 31, 2005 and 2006 and condensed consolidated statements of income, cash flows and changes in total shareholders’ equity under U.S. GAAP for each of the years ended December 31, 2005 and 2006 are not presented in these consolidated financial statements.

Condensed consolidated statement of operations

Year ended
December 31, 2004
RMB
Operating revenue
Traffic revenue	33,235
Other operating revenue	930
Total operating revenue	34,165

Operating expenses
Flight operations	15,016
Maintenance	4,578
Aircraft and traffic servicing	4,789
Promotion and sales	2,606
General and administrative	1,759
Depreciation and amortization	3,523
Others	17
Total operating expenses	32,288

Operating income	1,877

Non-operating income/(expenses):
Interest income	33
Interest expense	(1,184)
Equity income of affiliated companies	15
Equity loss of jointly controlled entities	(14)
Exchange loss, net	(124)
Others, net	90
Total net non-operating expenses	(1,184)

Income before taxation	693
Income tax expense	(261)
Income for the year	432

Attributable to
Equity shareholders of the Company	239
Minority interests	193
Net income	432

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Condensed consolidated statement of cash flows

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

Year ended
December 31, 2004
RMB

Net cash inflow/(outflow) from
Operating activities	5,419
Investing activities	(9,507)
Financing activities	4,172
Increase in cash and cash equivalents	84
Cash and cash equivalents at January 1	2,999
Cash and cash equivalents at December 31	3,083

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

The following additional financial statement disclosures are required under U.S. GAAP and are presented on a U.S. GAAP basis.

Operating revenue

Year ended
December 31, 2004
RMB

Traffic revenue
Passenger	30,443
Cargo and mail	2,792
33,235

Other operating revenue
Commission income	227
General aviation income	55
Ground services income	202
Air catering income	53
Rental income	45
Aircraft lease income	145
Maintenance services income	23
Utility services income	28
Other	152
930

Total operating revenue	34,165

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Income tax

The Company was subject to PRC income tax at 15% for the year ended December 31, 2004.

The airline operations of CNA and XJA were subject to PRC income tax at 33% during the year ended December 30, 2004. As a result of the CNA/XJA Acquisitions having been effective December 31, 2004, the airline operations of CNA and XJA have become divisions of the Company and were subject to PRC income tax at the applicable rate of 15% at December 31, 2004.

Taxation (expense)/benefit consisted of:

Year ended
December 31, 2004
RMB

PRC income tax	(259)

Deferred tax
- current year	97
- adjustment for change in applicable tax rate for
airline operations of CNA and XJA	(99)
(261)

Additional income tax was allocated as follows:

Shareholders' equity, for elimination of deferred tax assets of the
airline operations of CNA and XJA no longer available	(181)

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Actual taxation amount in the consolidated statement of operations for the year ended December 31, 2004 differed from the amounts computed by applying the PRC income tax rate of 15% to income before taxation as a result of the following:

Year ended
December 31, 2004
RMB

Expected PRC expense	(104)
Adjustments:
Effect of change in the income tax rate applicable to
the airline operations of CNA and XJA	(99)
Rate differential on subsidiaries	3
Rate differential on airline operations of CNA and XJA	(43)
Non-deductible expenses	(37)
Increase in deferred tax valuation allowance	(4)
Non-taxable income	17
Effect of share of results of affiliated companies and
jointly controlled entities	12
Others, net	(6)
(261)

All but an insignificant amount of income before taxation is from domestic sources.

Related party transactions

In addition to the material related party transactions disclosed in Note 37, the Group and the airline operations of CNA and XJA had entered into the following material related party transactions.

(a) For the year ended December 31, 2004, repairing charges of RMB1,159 was incurred by the Group and the airline operations of CNA and XJA in connection with aircraft repair and maintenance services rendered by GAMECO and MTU Zhuhai. GAMECO and MTU Zhuhai are jointly controlled entities of the Company.

(b) Operating lease charges of RMB82 were paid by the Group and the airline operations of CNA and XJA to CSAHC under lease arrangement for certain land and buildings in the PRC for the year ended December 31, 2004.

(c) Aircraft lease income of RMB111 for the year ended December 31, 2004, represents rental receivables in respect of short term leasing of aircraft by the Group and the airline operations of CNA and XJA to certain airlines controlled by the CSAHC.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except share data)

Post-retirement benefit

Employees of the Group and the airline operations of CNA and XJA participate in several defined contribution retirement schemes organized separately by PRC municipal governments in regions where the major operations of the Group and the airline operations of CNA and XJA are located. The Group and the airline operations of CNA and XJA are required to contribute to these schemes at certain rates of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all the existing and future retired staff are assumed by these schemes. Contributions to the retirement schemes are charged to consolidated statements of income as and when incurred. Contributions to the retirement schemes amounted to RMB243 during the year ended December 31, 2004.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
1.1	Amended Articles of Association of China Southern Airlines Company Limited

4.1
Form of Director’s Service Agreement (Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006)

4.2
Form of Non-Executive Director’s Service (Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006)

8.1	Subsidiaries of China Southern Airlines Company Limited

10.1
Airbus Aircraft Acquisition Agreement entered into between China Southern Airlines Company Limited and Airbus dated July 6, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on July 11, 2006)

10.2
Boeing Aircraft Acquisition Agreement entered into between China Southern Airlines Company Limited and Boeing dated October 13, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on October 17, 2006)

10.3
Xiamen Aircraft Acquisition Agreement entered into between Xiamen Airlines and Boeing dated October 13, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on October 17, 2006)

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Liu Shao Yong
Name: Liu Shao Yong
Title: Chairman of the Board of Directors

Date: June 29, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Amended Articles of Association of China Southern Airlines Company Limited

4.1
Form of Director’s Service Agreement (Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006)

4.2
Form of Non-Executive Director’s Service Agreement (Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006)

8.1	Subsidiaries of China Southern Airlines Company Limited

10.1
Airbus Aircraft Acquisition Agreement entered into between China Southern Airlines Company Limited and Airbus dated July 6, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on July 11, 2006)

10.2
Boeing Aircraft Acquisition Agreement entered into between China Southern Airlines Company Limited and Boeing dated October 13, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on October 17, 2006)

10.3
Xiamen Aircraft Acquisition Agreement entered into between Xiamen Airlines and Boeing dated October 13, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on October 17, 2006)

12.1	Section 302 Certification of Chairman

12.2	Section 302 Certification of President

12.3	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chairman

13.2	Section 906 Certification of President

13.3	Section 906 Certification of Chief Financial Officer