Form 20-F
period 2007-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2008-06-23
CIK 1041668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Mr. Xie Bing, 02086124462,
webmaster@csair.com and/or 02086659040
278 JI CHANG ROAD
GUANGZHOU
PEOPLE’S REPUBLIC OF CHINA, 510405

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary H Shares of par value	New York Stock Exchange, Inc.
RMB1.00 per share
represented by American
Depositary Receipts

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 2,200,000,000 ordinary Domestic Shares of par value RMB1.00 per share and 1,174,178,000 ordinary H Shares of par value RMB1.00 per share and 1,000,000,000 ordinary A Shares of par value RMB1.00 per share were issued and outstanding as of December 31, 2007.

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

☑ Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☑	Other ☐
as issued by the International Accounting
Standards Board

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes ☑ No

TABLE OF CONTENTS
China Southern Airlines Company Limited

i

Board Practices		53

Employees		54

Share Ownership		56

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		56

Major Shareholders		56

Related Party Transactions		56

Interests of Experts and Counsel		62

ITEM 8. FINANCIAL INFORMATION		62

Consolidated Statements and Other Financial Information		62

Significant Changes		62

Legal Proceedings		62

Dividend Information		62

ITEM 9. THE OFFER AND LISTING		62

Offer and Listing Details		62

Plan of Distribution		64

Markets		64

Selling Shareholders		64

Dilution		64

Expenses of the Issue		64

ITEM 10. ADDITIONAL INFORMATION		64

A.	Share Capital	64

B.	Memorandum and Articles of Association	64

C.	Material Contracts	69

D.	Exchange Controls	70

E.	Taxation	71

F.	Dividends and Paying Agents	75

G.	Statement by Experts	75

H.	Documents on Display	75

I.	Subsidiary Information	76

Comparison of New York Stock Exchange Corporate Governance Rules and China Corporate Governance Rules for Listed Companies		76

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		79

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

The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company for the year ended December 31, 2007 (the “Financial Statements”) have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and interpretations issued by the International Accounting Standard Board (the “IASB”).

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB7.3046, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2007. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

The following tables present selected financial data of the Company as of and for each of the years in the five-year period ended December 31, 2007. The selected consolidated statement of operations data for each of the years in the three-year period ended December 31, 2007 and selected consolidated balance sheet data as of December 31, 2007 and 2006, have been derived from the consolidated financial statements of the Company, including the related notes, included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. Unless otherwise indicated, our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs.

	Year ended December 31,
	2007 US$	2007 RMB	2006 RMB	2005 RMB	2004 RMB	2003 RMB
Consolidated Statement of Operations Data:	(in million, except per share data)

Operating revenue	7,461	54,502	46,219	38,293	23,974	17,470
Operating expenses	(7,256)	(53,013)	(45,907)	(39,598)	(23,065)	(17,014)
Operating profit/(loss)	223	1,619	645	(1,337)	908	434
Profit/(loss) before taxation	400	2,923	357	(1,853)	220	(511)
Profit/(loss) for the year	283	2,065	204	(1,846)	155	(187)
Profit/(loss) attributable to :
Equity shareholders of the Company	256	1,871	188	(1,848)	(48)	(358)
Minority interests	27	194	16	2	203	171
Basic and diluted earnings/(loss) per share	0.06	0.43	0.04	(0.42)	(0.01)	(0.09)
Basic and diluted earnings/(loss) per ADR	2.93	21.39	2.15	(21.12)	(0.55)	(4.68)
Cash dividends declared per share	—	—	—	—	—	—

	As of December 31,
	2007 US$	2007 RMB	2006 RMB	2005 RMB	2004 RMB	2003 RMB
Consolidated Balance Sheet Data:	(in million)

Cash and cash equivalents	524	3,824	2,264	2,901	3,083	2,080
Other current assets	680	4,966	4,419	4,320	4,286	1,922
Property, plant and equipment, net	8,001	58,441	56,335	54,254	46,841	28,536
Total assets	11,217	81,933	75,584	71,402	62,383	39,062
Bank and other loans, including long-term bank and other loans due within one year	3,415	24,948	23,822	16,223	11,518	7,097
Obligations under finance leases due within one year	394	2,877	3,091	3,373	2,144	1,298
Bank and other loans, excluding balance due within one year	1,242	9,074	10,018	12,740	11,935	4,522
Obligations under finance leases, excluding balance due within one year	1,760	12,858	12,307	12,459	9,599	5,543
Total equity	2,014	14,712	12,121	11,936	13,903	13,569

Selected Operating Data

The following selected operating data of the Group for the five years ended December 31, 2007 have been derived from consolidated financial statements prepared in accordance with IFRSs and other data provided by the Group which have not been audited.

The operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the statistical standards, which have been implemented since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
Capacity	2007	2006	2005	2004	2003
ASK (million)	109,733	97,059	88,361	53,769	40,867
ATK (million)	14,208	12,656	11,509	7,446	5,921
Kilometers flown (thousand)	675,127	594,957	539,844	324,827	249,068
Hours flown (thousand)	1,075	931	846	501	385
Number of landing and take-offs	543,789	481,810	438,674	274,580	214,190
Traffic
RPK (million)	81,727	69,582	61,923	37,196	26,387
RTK (million)	9,250	8,071	7,284	4,663	3,561
Passengers carried (thousand)	56,903	49,206	44,119	28,207	20,470
Cargo and mail carried (tons)	872,000	819,000	775,000	545,000	464,000
Load Factors
Passenger load factor (RPK/ASK) (%)	74.5	71.7	70.1	69.2	64.6
Overall load factor (RTK/ATK) (%)	65.1	63.8	63.3	62.6	60.1
Breakeven load factor (%)	64.8	64.9	67.0	61.9	61.6
Yield
Yield per RPK (RMB)	0.61	0.60	0.55	0.57	0.57
Yield per cargo and mail ton kilometers (RMB)	1.87	1.89	1.75	1.67	1.62
Yield per RTK (RMB)	5.76	5.59	5.14	5.01	4.76
Fleet
— Boeing	177	159	140	137	108
— Airbus	119	103	71	46	24
— McDonnell Douglas	25	36	36	35	—
— Others	11	11	14	13	—
Total aircraft in service at period end	332	309	261	231	132
Overall utilization rate (hours per day)	9.4	9.5	9.6	9.9	8.5
Financial
Operating cost per ATK (RMB)	3.73	3.63	3.44	3.10	2.87

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

Period	Period End	Average(1) (RMB per US$)	High	Low
Annual Exchange Rate
2003	8.2767	8.2772	8.2800	8.2769
2004	8.2765	8.2765	8.2889	8.2641
2005	8.0694	8.1825	8.2767	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
December 2007	7.4120	7.2946
January 2008	7.2946	7.1818
February 2008	7.1973	7.1100
March 2008	7.1110	7.0105
April 2008	7.0185	6.9840
May 2008	7.0000	6.9377
June 2008 (up to June 19, 2008)	6.9633	6.8770

Dividend Payments

No interim dividends were paid during the year ended December 31, 2007. The Board of Directors of the Company (“Board of Directors”) did not recommended payment of a final dividend in respect of the year ended December 31, 2007.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risks Relating to the Company

Government ownership and control of the Company

Major Chinese airlines are wholly- or majority-owned either by the Chinese Government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese Government, holds and exercises the rights of ownership of all of the Domestic Shares or 50.3% of the equity of the Company. The interests of the Chinese Government in the Company and in other Chinese airlines may conflict with the interests of the holders of the ADRs, H Shares and A Shares. The public policy considerations of the Chinese Government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in the Company.

High operating leverage and foreign exchange exposure

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a proportionately higher decrease in net income. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Company incurred a net exchange gain of RMB1,492 million and RMB2,832 million for 2006 and 2007, respectively, mainly as a result of Reminbi appreciation. A majority of this exchange gain was unrealized in nature.

Liquidity

As of December 31, 2007, the Group had net current liabilities position of RMB33,811 million which was due to the use of short-term bank loans for the aircraft acquisitions and other capital expenditures. The Group’s short-term bank loans amounted to RMB24,948 million as at December 31, 2007. In 2008 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to meet its committed future capital expenditures. The Group may not be able to meet its debt obligations as they fall due and committed future capital expenditures if certain assumptions about the operations and the availability of external financing on acceptable terms are inaccurate.

The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding as of December 31, 2007 when they fall due during 2008. Subsequent to December 31, 2007 through March 31, 2008, the Group renewed short-term bank loans outstanding of RMB3,179 million. The directors of the Company believe that sufficient financing will be available to the Group, however there can be no assurance that such loan financing will be available on terms acceptable to the Group.

Potential conflicts of interest

CSAHC will continue to be the controlling shareholder of the Company. CSAHC and certain of its associates will continue to provide certain important services to the Company, including the import and export of aircraft spare parts and other flight equipment, advertising services, provision of air catering , pilot training services, air ticket selling services, cleaning services, property management services, leasing of properties and financial services. In addition, Mr. Liu Shao Yong, the Chairman of the Board of Directors, also serves as the General Manager of CSAHC. The interests of CSAHC may conflict with those of the Company. In addition, any disruption of the provision of services by CSAHC’s associates or a default by CSAHC of its obligations owed to the Company could affect the Company’s operations and financial conditions. In particular, as part of its cash management system, the Company periodically places significant amount of demand deposits with China Southern Airlines Group Finance Company Limited (“SA Finance”), a PRC authorized financial institution controlled by CSAHC and an associate of the Company. As a result, the Company’s deposits with SA Finance are subject to the risks associated with the business of SA Finance over which the Company does not exercise control. As of December 31, 2006 and 2007, the Group had short-term deposits of RMB629 million and RMB906 million, respectively, with SA Finance.

Certain transactions between the Company and CSAHC or its associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”)) will constitute connected transactions of the Company under the Hong Kong Listing Rules and, unless exemptions are applicable or waivers are granted, will be subject to disclosure requirements and/or independent shareholders’ approval in a general meeting.

General Economic and Business conditions and natural phenomena

The US subprime crisis meltdown is an ongoing economic problem manifesting itself through liquidity issues in the global banking system owing to foreclosures which accelerated in the United States in late 2006 and has an adverse impact on global economy in 2007 and 2008. The financial crisis and other global events may reduce consumer spending or cause shifts in spending. A general reduction or shift in discretionary spending could result in decreased demand for leisure and business travel and can also impact the Company’s ability to raise fares to counteract increased fuel and labor costs.

The US subprime crisis added to the global economic slowdown which may also affect the growth of the Chinese economy. Chinese macroeconomic controls such as financing adjustments, credit adjustments, price controls and exchange rate policies will also affect the Chinese economic condition. This domestic economic condition and the increase of jet fuel prices will also affect the development of the aviation industry.

In 2008, a number of large-scale natural disasters occurred in China, such as the southern China snow storms in January and the May 12 earthquake in Sichuan province. Disasters such as these can affect the airline industry and the Company by reducing revenues and impacting travel behavior.

In summary, both international and domestic economic fluctuations and Chinese macroeconomic controls affect the demand for air travel. Additionally, increasingly strict security measures make air travel a hassle in the eyes of some consumers. These factors can have an uncertain impact on the development of the aviation industry.

Risks relating to certain real property

Although systems for registration and transfer of land use rights and related real property interests in China have been implemented, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters and other facilities are located and the buildings that the Company uses at its route bases in Wuhan and Haikou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. Lack of adequate documentation for land use rights and ownership of buildings subjects the Company to challenges and claims by third parties with respect to the Company’s use of such land and buildings.

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

Risks associated with Hong Kong and Macau routes

The Company’s Hong Kong regional routes benefit from traffic originating in Taiwan. Apart from temporary lifts of the ban on direct flights between Taiwan and Mainland China during the Lunar Chinese New Year and the Mid-Autumn Festival, travelers between Taiwan and China have had to make use of intermediate stops in Hong Kong or elsewhere. In such event, Xiamen Airlines Company Limited (“Xiamen Airlines”), the Company’s subsidiary, might apply for route rights for direct flights between Taiwan and Mainland China, due partly to the proximity to Taiwan of Fujian province, where Xiamen Airlines is based. However, there can be no assurance that sufficient routes and flights between destinations in Taiwan and Mainland China could be obtained by Xiamen Airlines, if at all, or that adequate yields will be generated on these routes and flights.

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could negatively affect the Company and the airline industry. The travel industry continues to face on-going security concerns and cost burdens.

The aviation industry as a whole has been beset with high-profile terrorist attacks, most notably on September 11, 2001 in the United States. The issue could also affect China. Notably, on March 7, 2008, on a China Southern Airlines flight boarding in Urumqi, crew members discovered a suspected terrorist. Thereafter, the CAAC implemented increased security measures. Additional terrorist attacks, even if not made directly on the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings or selective cancellation or redirection of flights) could materially and adversely affect the Company and the airline industry. Among possible effects that the Company could experience from terrorist attacks are substantial flight disruption costs caused by grounding of fleet, significant increase of security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significantly decreased traffic and revenue per revenue passenger mile.

Risks associated with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 to evaluate internal controls over financial reporting

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, the Company’s independent registered public accounting firm is required to report on the effectiveness of the Company’s internal control over financial reporting. Our independent registered public accounting firm may not be satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed, or our independent registered public accounting firm may interpret the requirements, rules and regulations differently from us, then it may conclude that our internal control over financial reporting are not effective. Although our management concluded that our internal control over financial reporting as of December 31, 2007 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over our financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

Passive Foreign Investment Company

Depending upon the value of our shares and ADRs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The Company believes that it was not a PFIC for the taxable year 2007. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2008 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

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

If the Company were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions the Company makes and on any gain realized on the disposition or deemed disposition of your ADRs, regardless of whether the Company continues to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADRs. Distributions in respect of your ADRs during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADRs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10, “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company”.

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

Jet fuel supply and costs

The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel costs for 2007 accounted for 62.98% of its flight operations expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai and Sanya airports) must be purchased from the exclusive providers, China Aviation Oil Supplies Company (“CAOSC”) and Bluesky Oil Supplies Company, companies controlled and supervised by the CAAC. Chinese airlines may also purchase their jet fuel requirements at the Shenzhen, Zhuhai and Sanya airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the State Planning Commission based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines.

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. From 1994 to 2006, however, CAOSC's domestic jet fuel prices were above international jet fuel prices, sometimes creating tensions over the fuel supply. In 2007, the domestic price of jet fuel from CAOSC was below international jet fuel prices. However, given the rapid increase and constant fluctuation in world oil prices, there is no way to assure that domestic prices for jet fuel do not fluctuate as well.

In addition, jet fuel shortages have occurred in China and, on some rare occasions prior to 1993, required the Company to delay or even cancel flights. Although such shortages have not materially affected the Company’s operations since 1993, there can be no assurance that such a shortage will not occur in the future. If such a shortage occurs in the future and the Company is forced to delay or cancel flights due to fuel shortage, its operational reputation among passengers as well as its operations may suffer.

A change in annual average price of US$1 per tonne of jet fuel affects the Group’s annual fuel costs by approximately RMB22 million, assuming no change in volume of fuel consumed. Accordingly, even if the jet fuel supply remains uninterrupted, increases in jet fuel prices will nevertheless adversely impact our financial results.

Infrastructure limitations

The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese commercial aviation industry, including China’s air traffic control system, the availability of qualified flight personnel and airport facilities. Airlines, such as the Company, which have route networks that emphasize short- to medium-haul routes, are generally more affected by insufficient aviation infrastructure in terms of on-time performance and high operating costs due to fuel inefficiencies resulting from the relatively short segments flown, as well as the relatively high proportion of time on the ground during turnaround. All of these factors may adversely affect the perception of the service provided by an airline and, consequently, the airline’s operating results. In recent years, the CAAC has placed increasing emphasis on the safety of Chinese airline operations and has implemented measures aimed at improving the safety record of the industry. The ability of the Company to increase utilization rates and to provide safe and efficient air transportation in the future will depend in part on factors such as the improvement of national air traffic control and navigation systems and ground control operations at Chinese airports, factors which are beyond the control of the Company.

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

The Company faces varying degrees of competition on its Hong Kong and Macau regional routes from certain Chinese airlines and Cathay Pacific Airways, Dragonair and Air Macau, and on its international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than the Company. In addition, the public’s perception of the safety and service records of Chinese airlines could adversely affect the Company’s ability to compete against its Hong Kong regional and international competitors. Many of the Company’s international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of the Company, or engage in promotional activities, that may enhance their ability to attract international passengers.

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

Risks relating to the PRC

Foreign exchange risks

Under current Chinese foreign exchange regulations, Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s lease obligations and bank and other loans are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has gradually declined against the Renminbi.

Developing legal system

The Company is organized under the laws of China. The Chinese legal system is based on written statutes and is a system, unlike common law systems, in which decided legal cases have little precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investments, commerce, taxation and trade. These laws, regulations and legal requirements are relatively recent, and, like other laws, regulations and legal requirements applicable in China (including with respect to the commercial aviation industry), their interpretation and enforcement involve significant uncertainties.

PRC new tax law

On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”) which has taken effect from January 1, 2008.

The Company and certain subsidiaries of the Group were entitled to preferential income tax rates in the range of 15% to 27%.  According to the new tax law, the income tax rate of companies who enjoyed preferential income tax rates lower than 25% in 2007 is expected to increase to the standard rate of 25% within five-year transition period.  Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% shall be levied to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 respectively.

Taxation of holders of H Shares or ADR by China

The new tax law generally provides for the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

For individuals, Chinese tax law generally provides that an individual who receives dividends from the Company is subject to a 20% income tax. Currently, dividend income received by any foreign individual that holds overseas shares in any Chinese domestic enterprise is temporarily exempt from income tax. In the event that the exemption is discontinued, such payments will be subject to individual income tax at the 20% rate unless the holder is entitled to a tax waiver or a lower tax rate under an applicable double-taxation treaty.

ITEM 4. INFORMATION ON THE COMPANY.

History and Development of the Company

The Company is a joint stock company incorporated in China on March 25, 1995, and is 50.3% owned by CSAHC. The registered address of the Company is Guangzhou Economic & Technology Development Zone, People’s Republic of China (telephone no: (86)20-8612-4462, website: www.csair.com).

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

Pursuant to a sale and purchase agreement dated November 12, 2004 between the Company, China Southern Airlines Holding Company, CNA and XJA which was approved by the Company’s shareholders in an extraordinary general meeting held on December 31, 2004, the Company acquired the airline operations and certain related assets of China Northern Airlines Company (“CNA”) and Xinjiang Airlines Company (“XJA”) with effect from December 31, 2004 (the “CNA/XJA Acquisitions”). The consideration payable for the CNA/XJA Acquisitions amounting to RMB15,522 million was determined based on the fair value of the acquired assets. Such consideration was partly satisfied by assumption of debts and liabilities of CNA and XJA totaling RMB13,563 million outstanding as of December 31, 2004 and the remaining balance of RMB1,959 million was fully paid in cash during 2005.

On April 30, 2006, the Company acquired certain assets of CSAHC Hainan Co., Limited (“CSAHC Hainan”), a wholly-owned subsidiary of CSAHC, at a total consideration of RMB294 million, which was partly satisfied by assumption of debts and liabilities of CSAHC Hainan totaling RMB289 million outstanding as of that date. The remaining balance of RMB5 million was settled in cash during 2006.

On June 16, 2007, the Company together with an independent third party established Chongqing Airlines Company Limited (“Chongqing Airlines”), a non-wholly owned subsidiary of the Company. The Company transferred three aircraft to Chongqing Airlines as capital contribution.

On August 14, 2007, the Company signed an agreement to acquire a 51% equity interest of Nan Lung International Freight Company Limited beneficially owned by and registered in the name of Nan Lung Travel & Express (Hong Kong) Limited which is a wholly owned subsidiary of CSAHC and a 100% equity interest in Southern Airlines (Group) Catering Co., Limited, a wholly owned subsidiary of CSAHC for a total consideration of RMB112 million.

On August 14, 2007, the Company signed an agreement to dispose of its 90% equity interest in Guangzhou Aviation Hotel Company Limited to CSAHC at a consideration of RMB75 million.

Aircraft Acquisitions

Pursuant to the Aircraft Acquisition Agreement dated July 16, 2007 between the Company and Airbus SNC, the Company will acquire 20 Airbus A320 series aircraft from Airbus SNC. The catalogue price for each of the Airbus A320 series aircraft is in the range from US$66.5 to US$85.9 million. Such catalogue price includes the price for airframe and engines. The aggregate consideration for the acquisition of the A320 aircraft will be partly payable by cash of the Company, and partly by financing arrangements with banking institutions. The A320 aircraft will be delivered in stages to the Company during the period commencing from March 2009 to August 2010.

Pursuant to the Xiamen Aircraft Acquisition Agreement dated July 16, 2007 between Xiamen Airlines and Boeing, Xiamen Airlines will acquire 25 Boeing B737 aircraft from Boeing. The catalogue price for each of the Boeing B737 aircraft is in the range from US$70.5 to US$79 million. Such catalogue price includes the price for airframe and engines. The aggregate consideration for the acquisition of the B737 aircraft will be partly payable by cash of Xiamen Airlines, and partly by financing arrangements with banking institutions. The B737 aircraft will be delivered in stages to Xiamen Airlines during the period commencing from July 2011 to November 2013.

Pursuant to the Aircraft Acquisition Agreement dated August 20, 2007 between the Company and Boeing, the Company will acquire 55 Boeing B737 series aircraft from Boeing, the catalogue price of a Boeing B737 series aircraft is in the range of US$57 to US$79 million. Such catalogue price includes price for airframe and engines. The aggregate consideration for the acquisition of the Boeing aircraft will be partly payable by cash of the Company, and partly by financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to the Company during the period commencing from May 2011 to October 2013.

Pursuant to the Aircraft Acquisition Agreement dated October 23, 2007 between the Company and Airbus SNC, the Company will acquire 10 Airbus A330-200 aircraft from Airbus SNC, the catalogue price of an Airbus A330-200 aircraft is in the range of US$167.7-176.7 million. Such catalogue price includes price for airframe and engines. The aggregate consideration for the acquisition will be partly payable by cash of the Company, and partly by financing arrangements with banking institutions. The Airbus aircraft will be delivered in stages to the Company during the period commencing from March 2010 to August 2012.

Pursuant to the Xiamen Aircraft Acquisition Agreement dated April 18, 2008 between Xiamen Airlines and Boeing, Xiamen Airlines will acquire 20 Boeing B737 series aircraft from Boeing. According the information provided by Boeing, the aggregate catalogue price for the 20 Boeing B737 series aircraft is around US$1,500 million. Such catalogue price includes price for airframe and engines. The aggregate consideration for the acquisition of the Boeing aircraft will be partly payable by cash of Xiamen Airlines, and partly by financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from April 2014 to October 2015.

Capital Expenditure

The Group had RMB9,832 million, RMB9,446 million and RMB13,713 million capital expenditures in 2007, 2006 and 2005, respectively. Of such capital expenditures in 2007, RMB4,330 million was financed by finance leases, RMB4,973 million was financed by bank borrowings while the remaining RMB529 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations.

Business Overview

General

The Group provides commercial airline services throughout China, Hong Kong and Macau regions, Southeast Asia and other parts of the world. Based on the statistics from the CAAC, the Group is one of the three largest Chinese airlines and, as of year end 2007, ranked first in terms of passengers carried, number of scheduled flights per week, number of hours flown and size of route network and aircraft fleet. During the three years ended December 31, 2007, the Group’s RPKs increased at a compound annual rate of 17.5%, from 61,923 million in 2005 to 69,582 million in 2006, and to 81,727 million in 2007, while its capacity, measured in terms of ASKs, increased at a compound annual rate of 13.1%, from 88,361 million in 2005 to 97,059 million in 2006, and to 109,733 million in 2007. In 2007, the Group carried 56.9 million passengers and had passenger revenue of RMB49,600 million (US$6,790 million).

The Group conducts a portion of its airline operations through its airline subsidiaries namely Xiamen Airlines, Southern Airlines (Group) Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”) and Chongqing Airlines (collectively, the “Airline Subsidiaries”). In 2007, the Airline Subsidiaries carried 13.70 million passengers and had passenger revenue of RMB14,083 million (US$1,928 million) and accounted for 24.1% and 28.4% of the Group’s passengers carried and passenger revenue, respectively.

The Group also provides air cargo and mail services. The cargo and mail revenue of the Group increased by 5% to RMB3,697 million (US$506 million) in 2007 as compared with 2006. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.

As of the year end of 2007, the Group operated 689 routes, of which 560 were domestic, 105 were international and 24 were to/from Hong Kong and Macau. The Group operates the most extensive domestic route network among all Chinese airlines. Its route network covers commercial centers and rapidly developing economic regions in Mainland China.

The Group’s corporate headquarters and principal base of operations are located in Guangzhou, the capital of Guangdong Province and the largest city in southern China. Located in the rapidly developing Pearl River Delta region, Guangzhou is also the transportation hub of southern China and one of China’s major gateway cities. Guangzhou’s significance has increased as the transportation infrastructure of Guangdong Province has developed through the construction and development of expressways, an extensive rail network and the port cities of Guangzhou, Shenzhen, Zhanjiang, Zhuhai and Shantou.

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

The Group’s operations primarily focus on the domestic market. In addition, the Group also operates Hong Kong and Macau and international flights. As of the year end of 2007, the Group had 24 Hong Kong and Macau routes and 105 international routes. The Group’s Hong Kong and Macau operations include flights between destinations in China and Hong Kong and Macau. The Group’s international operations include scheduled services to the cities in Australia, Belgium, France, India, Iran, Japan, Kazakhstan, Korea, Kyrgyzstan, Nepal, Netherlands, Nigeria, Pakistan, Russia, Saudi Arabia, Tajikstan, UAE, USA and 13 Southeast Asian destinations.

After joining Skyteam Alliance, the Group has established a network reaching 841 destinations globally, connecting 162 countries of regions and covering major cities around the world.

As of December 31, 2007, the Group operated a fleet of 332 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 320 series, 300, 330, McDonnell Douglas 82, 90. The average age of the Group’s fleet was 6.37 years as of the year end of 2007.

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

CSAHC was restructured in 1994 and 1995 in anticipation of the initial public offering of the Company. The restructuring was effected through the establishment of the Company and the execution of the Demerger Agreement, dated as of March 25, 1995, as amended (the “Demerger Agreement”), between CSAHC and the Company. Upon the restructuring, the Company assumed substantially all of the airline and airline-related businesses, assets and liabilities of CSAHC, and CSAHC retained its non-airline-related businesses, assets and liabilities. Upon this separation, all interests, rights, duties and obligations of CSAHC, whenever created or accrued, were divided between the Company and CSAHC based on the businesses, assets and liabilities assumed by each of them under the Demerger Agreement. Under the Demerger Agreement, CSAHC agreed not to conduct or participate or hold any interest in, either directly or indirectly, any business, activity or entity in or outside China that competes or is likely to compete with the commercial interests of the Group, although CSAHC may continue to hold and control the associates of CSAHC existing on the date of the Demerger Agreement and may continue to operate the businesses of such associates.

In July 1997, the Company completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB1.00 per share, and listing of the H Shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and American Depositary Receipts (“ADRs”, each ADR representing 50 H Shares) on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of the issued and outstanding shares of capital stock of the Company, consisting of 2,200,000,000 Domestic Shares, par value RMB1.00 per share, were owned by CSAHC, which owns and exercises, on behalf of the Chinese Government and under the supervision of the CAAC, the rights of ownership of the Domestic Shares held by CSAHC. After giving effect to the private placement and the initial public offering, CSAHC’s continued ownership of the 2,200,000,000 Domestic Shares, represented approximately 65.2% of the total share capital of the Company, and will be entitled to elect all the directors of the Company and to control the management and policies of the Group. Domestic Shares and H Shares are both ordinary shares of the Company.

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

Share Reform Plan

Pursuant to the regulations including the "Guidelines of the State Council for Promoting the Reform and Opening-up and Sustained Development of the Capital Market" promulgated by the State Council of the PRC and the "Guiding Opinions on the State Share Reform of the Listed Companies" jointly promulgated by the China Securities Regulatory Commission (“CSRC”), the State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Finance, People's Bank of China and the Ministry of Commerce, and pursuant to the operating procedures of share reform proposals, the Company announced the Share Reform Plan (“Plan”) on April 13, 2007 which was subsequently amended on April 23, 2007. Under the Plan, all the 2,200,000,000 non-tradable domestic shares held by CSAHC will be converted into tradable A shares 36 months after the commencement date of the Plan. In return, CSAHC will grant 1,400,000,000 put options to those holders of tradable A shares who are listed in the Shareholders’ register on the record date which is May 8, 2007, which will be equivalent to 1.5970 shares for every 10 A shares held by the holders of tradable A shares. The rights under the put options as referred above will be automatically exercised in a European way on the expiring date in that the exercise ratio will be 2 to 1 (i.e., the value of the exercise ratio is 0.5), the effective period will be 12 months period, the initial exercise price will be RMB7.43, and the put options will be paid in cash. The share reform plan was approved in the relevant shareholder’s meeting held on May 17, 2007. Details and schedule for the implementation of the share reform plan was approved in relevant shareholder's meeting held on June 12, 2007.

Proposed Bonus Shares Issue by Conversion of Capital Reserve

The share premium of the Company amounted to RMB5,325 million. On April 18, 2008, the Board proposed to the shareholders of the Company for their consideration and approval a bonus share issue (the “Bonus Share Issue”) by the conversion of share premium to share capital. Pursuant to the Bonus Share Issue, which is based on 4,374,178,000 shares in issue as at December 31, 2007, the number of paid up shares will be increased by 2,187,089,000 shares to 6,561,267,000 shares. The Bonus Share Issue is conditional upon (i) the passing of the special resolution to approve the Bonus Share Issue at the Annual General Meeting, the class meeting of holders of H shares and A shares of the Company; (ii) approval from the Ministry of Commerce of the PRC being obtained; and (iii) in respect of the new H Shares, the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the new H Shares.

Proposed Issuance of Short-term Financing Bills and Medium Term Notes

On April 18, 2008, the Company's Board approved the proposed issue of short-term financing bills in the principal amount of up to RMB4 billion in the PRC and the submission of this proposal to the annual general meeting for the shareholders’ approval in accordance with the relevant procedural requirements under applicable PRC laws and regulations and the Articles of Association, and pursuant to Article 76(10) of the Articles of Association. The Board believes that the proposed issue of short-term financing bills will provide the Company with a further source of funding at an interest rate which is expected to be lower than the interest rate for loans from commercial banks. The Board considers that the issue of the short-term financing bills will lower the financing cost of borrowings for the Company and is in the interests of the Company and its shareholders as a whole. Subject to the shareholders’ approval, the Company will, if required or as otherwise considered appropriate, make further announcement when the issue of short-term financing bills takes place.

On May 28, 2008, the Board proposed the issue of medium term notes by the Company in the principal amount of up to RMB1.5 billion and the submission of such proposal to the Shareholders for their consideration and approval. The Board believes that the proposed issue of medium term notes will provide the Company with a further source of medium to long term funding at an interest rate lower than the best lending rate for loans from commercial bank. The Board considers that the issue of the medium term notes will lower the finance costs of borrowings for the Company and improve the debt structure of the Company.

Traffic

The following table sets forth certain statistical information with respect to the Group’s passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail Carried (tons)		Total traffic (tons kilometers)
Year	Total (in million)	Increase (decrease) over previous year (%)	Total (in thousand)	Increase (decrease) over previous year (%)	Total (in million)	Increase (decrease) over previous year (%)
2003	20.47	(4.7)	464.0	(1.3)	3,561.0	(1.5)
2004	28.21	37.8	545.0	17.5	4,663.0	30.9
2005	44.12	56.4	775.0	42.2	7,284.0	56.2
2006	49.21	11.6	819.0	5.7	8,071.0	10.8
2007	56.90	15.6	872.0	6.5	9,250.0	14.6

China Southern Airlines carried 49.21 million passengers in 2006. It was the ninth largest airline in the world in terms of annual passenger traffic in 2006. This ranking was officially announced by the International Air Transport Association.

China Southern Airlines Co., Ltd. ranks fourth in the global aviation industry and first in Asia, transporting 56.90 million passengers throughout the year 2007, according to the latest ranking released by the International Air Transport Association.

Route Network

Overview

The Group operates the most extensive route network among the Chinese airlines. As of December 31, 2007, the Group operated 689 routes consisting of 560 domestic routes, 24 Hong Kong and Macau routes and 105 international routes.

The Group continually evaluates its network of domestic, Hong Kong and Macau and international routes in light of its operating profitability and efficiency. The Group seeks to coordinate flight schedules with the Airline Subsidiaries on shared routes to maximize load factors and utilization rates. The acquisition of domestic, Hong Kong and Macau and international routes is subject to approval of the CAAC, and the acquisition of Hong Kong and Macau and international routes is also subject to the existence and the terms of agreements between the Chinese Government and the government of the Hong Kong SAR, the government of the Macau SAR and the government of the proposed foreign destination.

In order to expand the Group’s international route network, the Group has entered into code-sharing agreements with several international airlines, including Delta Airlines, Asiana Airlines, Japan Air System, Vietnam Airlines, KLM Royal Dutch Airlines and Garuda Indonesian. Under the code sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by the Group to passengers using the Group’s codes. Similarly, the Group is permitted to sell tickets for the other participating airlines using its “CZ” code. The code sharing agreements help increase the number of the Group’s international sales outlets. After joining Skyteam Alliance, the Group has further established a network reaching 841 destinations globally, connecting 162 countries of regions and covering major cities around the world.

Route Bases

In addition to its main route bases in Guangzhou and Beijing, the Group maintains certain regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Urumqi, Haikou, Zhuhai, Xiamen, Shanghai, Xi’an, Fuzhou, Nanning, Guilin, Shantou, Guiyang, Chongqing, Sanya and Beihai. Most of its regional route bases are located in provincial capitals or major commercial centers in the PRC.

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

Domestic Routes

The Group’s domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2007, the Group’s most profitable domestic routes were between: Guangzhou and Beijing, Beijing and Guangzhou, Shenzhen and Beijing, Beijing and Shenzhen, Guangzhou and Shanghai, Urumqi and Beijing, Shenzhen and Shanghai, Shanghai and Guangzhou, Beijing and Urumqi, and Sanya and Beijing.

Hong Kong and Macau Routes

The Group offers scheduled service between Hong Kong and Guangzhou, Luoyang, Shenyang, Harbin, Wu Yi Shan, Zhang Jia Jie, Changchun, Yinchuan, Urumqi, Xiamen, Shantou, Beijing, Guilin, Meixian, Haikou, Wuhan, Zhengzhou, Nanning, Changsha and Sanya; and between Macau and Fuzhou, Hangzhou and Xiamen. In 2007, the most profitable scheduled Hong Kong and Macau routes were between: Hong Kong and Guangzhou, Guangzhou and Hong Kong, Hong Kong and Beijing, Beijing and Hong Kong, Hong Kong and Wuhan, Wuhan and Hong Kong, Guilin and Hong Kong, Hong Kong and Shantou, Shantou and Hong Kong, Hong Kong and Zhengzhou.

In 2007, the Group conducted a total of 15,035 flights on its Hong Kong and Macau routes, accounting for approximately 24.7% of all passengers carried by Chinese airlines on routes between Hong Kong or Macau and destinations in China.

International Routes

The Group is the principal Chinese airline connecting the rapidly developing Pearl River Delta region of China to Southeast Asia, with 28 routes serving 13 Southeast Asian destinations, including Singapore and major cities in Indonesia, Thailand, Malaysia, the Philippines, Vietnam, Myanmar and Cambodia. In 2007, the Group’s most profitable international routes were: Guangzhou-Beijing-Amsterdam, Amsterdam-Beijing-Guangzhou, Guangzhou-Los Angeles, Shenyang-Seoul, Bejijing-Guangzhou-Pyongyang, Seoul-Shenyang, Beijing-Guangzhou-Hanoi, Guangzhou-Sydney, Guangzhou-Tokyo, and Guangzhou-Osaka.

In addition to the 28 routes serving 13 Southeast Asian destinations, the Group operates 77 other international routes providing scheduled services to the cities in Australia, Belgium, France, India, Iran, Japan, Kazakhstan, Korea, Kyrgyzstan, Nepal, Netherlands, Nigeria, Pakistan, Russia, Saudi Arabia, Tajikistan, UAE and USA.

After joining Skyteam Alliance, the Group has established a network reaching 841 destinations globally, connecting 162 countries of regions and covering major cities around the world.

Aircraft Fleet

The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft, the acquisition of existing aircraft in conjunction with our acquisition of CNA and XJA, and the retirement of less efficient, older aircraft. As of December 31, 2007, the Group operated a fleet of 332 aircraft with an average age of 6.37 years. Most aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Most of the aircraft operated by the Group are leased pursuant to various types of leasing arrangements.

The following table sets forth certain information regarding the Group’s fleet of 332 aircraft as of December 31, 2007.

Model	Number of Aircraft	Average age (years)	Average Passenger Capacity
Boeing 777-200	4	11.53	380
Boeing 777-21B	6	9.20	292
Boeing 757-200	31	8.81	200
Boeing 747F	2	5.42	n/a
Boeing 737-800	58	1.89	167
Boeing 737-700	43	3.58	138
Boeing 737-500	8	13.57	130
Boeing 737-300	25	13.14	145
Airbus 300-600	6	12.96	272
Airbus 319-100	33	2.24	128
Airbus 320-200	49	5.09	158
Airbus 321-200	23	2.54	182
Airbus 330-200	6	2.04	264
Airbus 330-300	2	0.04	292
McDonnell Douglas 82	12	15.04	144
McDonnell Douglas 90	13	9.85	157
Embraer 145 Jet	6	3.23	50
ATR-72	5	9.95	72
Total	332

During 2007, the Group continued to expand and modernize its aircraft fleet. The Group’s major aircraft transactions included:

In 2007, the Group exercised purchase options of one Boeing 777-200, three Boeing 737-300, three McDonnell Douglas 90, eight Airbus 320-200 and two Airbus 300-600 upon expiry of the respective lease terms.

Six Airbus 319-100, three Airbus 321-200 and four Boeing 737-800 aircraft were acquired under operating lease, and three Boeing 757-200 and four Boeing 737-400 aircraft under operating lease were returned during 2007. In addition, five Boeing 737-700 and fourteen Boeing 737-800 aircraft acquired in 2007 were financed by a combination of internal funds, long-term bank loans and finance lease agreements.

In July 2007, the Group entered into a purchase agreement with Airbus to acquire five Airbus 319, ten Airbus 320 and five Airbus 321 aircraft, scheduled for deliveries in 2009 to 2010.

In July 2007, the Group entered into a purchase agreement with Boeing to acquire 25 Boeing 737-800 aircraft, scheduled for deliveries in 2011 to 2013.

In August 2007, the Group entered into a purchase agreement with Boeing to acquire 55 Boeing 737 series, scheduled for deliveries in 2011 to 2013.

In October 2007, the Group entered into a purchase agreement with Airbus to acquire ten Airbus 330-200 aircraft, scheduled for deliveries in 2010 to 2012.

In 2007, the Group disposed of 11 McDonnell Douglas 82 aircraft.

Aircraft Financing Arrangements

Overview

A significant portion of the Group’s aircraft is acquired under long-term finance or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to fifteen years. As of December 31, 2007, 69 of the Group’s 332 aircraft were operated under finance leases, 130 were operated under operating leases, 41 were financed by long-term mortgage loans, while the remaining were acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective finance leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made pursuant to operating leases or finance leases. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2007, the number of aircraft operated by the Group pursuant to capital and operating leases and the remaining terms, expressed in years, of such leases.

Model	Capital Lease	Operating Lease	Average Remaining Lease Term
Boeing 777-200 and 777-21B	4	4	2.96
Boeing 757-200	0	11	2.53
Boeing 737-700	9	15	6.46
Boeing 737-800	10	28	7.61
Boeing 737-500	0	8	0.81
Boeing 737-300	0	4	5.20
Airbus 300-600	1	0	0.07
Airbus 319-100	6	27	7.83
Airbus 320-200	25	16	6.24
Airbus 321-100	6	13	9.55
Airbus 330-200 and 330-300	4	4	9.97
McDonnell Douglas 90	4	0	0.46
Total	69	130

Finance leases

As of December 31, 2007, the Group’s aggregate future minimum lease payments (including future finance charges) required under its finance leases were RMB 19,499 million (US$ 2,669 million). As of the year end of 2007, a majority of the Group’s finance leases had original terms ranging from ten to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to fifteen years. The Group’s finance leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its finance leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of finance leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

As of December 31, 2007, the Group’s aggregate future minimum lease payments required under its operating leases were RMB28,179 million (US$3,858 million). As of the year end of 2007, the Group’s operating leases had original terms generally ranging from five to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases generally ranged from one to thirteen years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

Pursuant to finance or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Taxation Bureau, lease arrangements executed prior to September 1, 1999 are exempt from PRC withholding tax. The PRC withholding tax payable in respect of the operating leases executed after September 1, 1999 of RMB143 million, RMB60 million and RMB55 million during 2007, 2006 and 2005 respectively, have been included as part of the operating lease charges.

Aircraft Flight Equipment

The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. The Group had 71 and 69 spare jet engines for its fleet as of the year end of 2007 and 2006, respectively. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for the Group’s aircraft are generally handled by Southern Airlines (Group) Import & Export Trading Corporation (“SAIETC”), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

A major part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by GAMECO, a jointly controlled entity established by the Company, Hutchison Whampoa (“Hutchison”) and South China International Aircraft Engineering Company Limited, consistent with the Group’s strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China having been certified as a repair station by both the CAAC and the FAA. In March 1998, GAMECO received an approval certificate from the United Kingdom Civil Aviation Authority for the repair and maintenance of aircraft and aircraft engines.

The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capabilities include overhaul of more than 64% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. GAMECO also provides line maintenance services to eight other Chinese airlines and 18 international airlines. GAMECO provides heavy maintenance services to four other Chinese airlines and nine international airlines.

The Company and GAMECO had entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On May 17, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services (the “Fee Agreement”). Pursuant to the Fee Agreement and subsequent agreements, GAMECO charged the Company for expendables at cost plus 16%, and labour costs at US$30 per hour during 2007. The amounts incurred by the Group for such repair and maintenance services were RMB661 million, RMB686 million, and RMB535 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Overhauls of jet engines are performed by MTU Maintenance Zhuhai Co., Ltd., (“MTU Zhuhai”), a jointly controlled entity of the Company and MTU Aero Engines Gmbh, and also by overseas qualified service providers in Germany, Malaysia, Canada and England. Repair fees amounting to RMB386 million, RMB497 million and RMB583 million were paid to MTU Zhuhai for the years ended December 31, 2007, 2006 and 2005, respectively.

Safety

The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. There were no serious incidents involving casualty or flight damage throughout the three years ended December 31, 2007. For minor “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below the standard prescribed by the CAAC. For example, the Company’s “flight incident” ratio was 0.065, 0.064 and 0.13 in 2007, 2006 and 2005, respectively. In comparison, CAAC’s published maximum acceptable flight incident ratio was 0.7 in 2007, 0.7 in 2006 and 0.29 in 2005. This ratio is defined as the occurrence of one incident for every 10,000 hours of flight time.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs accounted for 34.6%, 35.2% and 30.1% of the Group’s operating expenses for the years ended December 31, 2007, 2006 and 2005, respectively. Like all Chinese airlines, the Group is generally required by the Chinese Government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Zhuhai and Sanya airports which are supplied by Sino-foreign joint ventures in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese Government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994. In 2007, the domestic price of jet fuel from CAOSC was below international jet fuel prices due to the increase of international jet fuel prices.

The average price paid by the Group in 2007 was RMB5,962 per ton, which represents a 2.1% increase from that of 2006.

According to the NDRC and the CAAC on Issues Relating to Introduction of the Fuel Surcharge for Domestic Routes, domestic airlines imposed fuel surcharges for all the domestic routes (excluding those from the mainland PRC to Hong Kong and Macau) with effect from August 1, 2005 (based on flight time). On February 16, 2006, the NDRC and CAAC released a supplementary document on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, stating that due to the rising jet fuel price, the period of imposition of fuel surcharge by airlines was extended. The NDRC and CAAC released separate supplementary documents on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes on March 28, 2006 and September 1, 2006, respectively, thereby adjusting the amount of fuel surcharges in a range of RMB20 to RMB60 per passenger for distance, flown less than 800 kilometers, and in a range of RMB40 to RMB100 for distance, exceeding 800 kilometers, during the period temporarily from April 10, 2006 to October 10, 2006. On January 21, 2007, the NDRC and CAAC released additional supplementary documents on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, thereby adjusting the amount of fuel surcharges from RMB60 to RMB50 per passenger for distance, flown less than 800 kilometers, and from RMB100 to RMB80 for distance exceeding 800 kilometers. On November 5, 2007, the NDRC and CAAC released additional supplementary documents on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, thereby adjusting the amount of fuel surcharges from RMB50 to RMB60 per passenger for distance, flown less than 800 kilometers, and from RMB80 to RMB100 for distance exceeding 800 kilometers. The introduction of fuel surcharge and the extension of the duration of the same will help relieve, to a certain extent, the burden of high jet fuel cost, on the Group.

In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese Government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 12% of the Group’s total jet fuel consumption in both 2007 and 2006.

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

In the Group’s pilot training program, trainees have two years of theoretical training at the BAAU. After successful completion of academic and physical examinations, the trainees receive flight training for a period of approximately 20 months at China Southern West Australian Flying College Pty Ltd. (the “Australian Pilot College”), a company that is 65% owned by the Company and 35% owned by CSAHC. Each trainee at the Australian Pilot College is required to fly at least 230 hours before being awarded a flight certificate. Graduates of the BAAU and the Australian Pilot College are hired by the Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for the Group’s trainee pilots is approximately five years. The Group has about 1,900 trainees as at the end of April 2008, more than 400 and 500 are expected to graduate in 2008 and 2009, respectively.

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

The Group used to fund the training of its recruited pilots in previous years and, as a result, incurred significant costs over the years. Recently, there has been a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change will not only cut down the Group’s training expenses significantly, but also ensures the long-term dedicated service of the pilots. Accordingly, the Group planed to recruit 150 pilots under the self-sponsored training arrangement.

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

Air Catering

The Company owns a 75% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”) as of December 31, 2007. Nanland provides in-flight meals, snacks, drinks and related services for all of the Group’s flights originating in Guangzhou and substantially all other flights departing from Guangzhou Baiyun Airport. The Group contracts with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry. In January 2008, the Company disposed of a 20% equity interest in Nanland to CIE EXPLOITATION DES SERVICES AUXILIAIRES AERIENS SERVAIR with a consideration of EUR5.8 million.

To facilitate the Company to optimize its assets structure, better tightening its cost control, reduce the number of connected transactions and enhance the independence of the Company’s operations in the long-run, the Company acquired 100% interest in Southern Airlines Group Air Catering Company Limited (“SAG Air Catering”) at August 31, 2007. SAG Air Catering mainly provides in-flight meals to airlines for different flights of the Company originating or stopping at the domestic airports, mainly in northern China and Xinjiang regions.

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

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

The Group’s ticket sales and reservations are conducted by or through independent sales agents and the Group’s own network of exclusive sales offices as well as the CAAC’s sales offices and CSAHC’s associates. The Group has sales offices in Guangzhou and its other route bases. In addition, the Group maintains regional sales offices in other cities in China, including Beijing and Shanghai. The Group maintains international sales offices in Almaty, Amsterdam, Baku, Bangkok, Bishkek, Daejeon, Delhi, Dubai, Dushanbe, Fukuoka, Hanoi, Hiroshima, Ho Chi Minh City, Islamabad, Irkutsk, Jakarta, Jeddah, Khabarovsk, Kathmandu, Kita Kyushu, Kuala Lumpur, Lagos, Los Angeles, Manila, Melbourne, Moscow, Nagoya, Nigata, Novosibirsk, Osaka, Paris, Penang, Phnom Penh, Phuket, Pusan, Sapporo, Sendai, Seoul, Sharjah, Siemreap, Singapore, Sydney, Taegu, Tashkent, Teheran, Tokyo, Toyama and Vientiane, Vladivostok Yangon.

The Group has agency agreements with airlines in the Asia- Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2007, approximately 10.5 % of all ticket sales for the Group’s scheduled flights were made by the Group’s network of sales offices and CSAHC’s associates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents a commission of 1.5%-9% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2007, independent sales agents accounted for approximately 89.5 % of the Group’s ticket sales for its scheduled flights.

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

To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club”, and the “Egret Mileage Plus”. By the end of 2007, the Group had approximately 5,265,500 members under these programs.

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

Chinese Airport Policy

The CAAC supervises and regulates all civilian airports in China. The local government of the PRC manages the administration of most civilian airports in China, including the Guangzhou Baiyun Airport with limited exceptions. Airports in China are also subject to regulation and ongoing review by the CAAC, which determines take-off and landing charges, as well as charges for the use of airports and airport services.

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

In the Chinese aviation industry, the three dominant airlines are the Group, Air China and China Eastern Airlines (“China Eastern”). In 2007, these three airlines together controlled approximately 71.8% of the commercial aviation market in China as measured by passengers carried.

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

	Passenger carried		Cargo and Mail Carried (tons)		Total traffic (ton kilometers)
Year	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in thousands)	Group’s Share (% of total)	Industry Total (in billion)	Group’s Share (% of total)
2000	67.2	24.9	1,967	22.5	12.3	20.0
2001	75.2	25.4	1,709	23.3	14.1	21.5
2002	85.9	25.0	2,021	23.3	16.5	21.9
2003	87.6	23.4	2,190	21.2	17.1	20.8
2004	121.2	23.3	2,770	19.7	23.1	20.2
2005	138.3	31.8	3,067	25.3	26.1	27.9
2006	159.7	30.8	3,494	23.4	30.6	26.4
2007	185.8	30.6	4,018	21.7	36.5	25.3

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

The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China, based on passenger volume, in 2007.

		Cargo and Mail
Airport	Passenger carried (% of total)	Carried (% of total)	Departing flight (% of total)
Beijing	18.39%	12.21%	17.17%
Shanghai Pudong	9.32%	3.26%	10.00%
Guangzhou	50.46%	39.61%	50.85%
Shanghai Hongqiao	17.57%	22.39%	16.39%
Shenzhen	30.10%	23.41%	28.97%
Chengdu	14.26%	16.20%	12.60%
Kunming	17.18%	20.97%	16.09%
Hangzhou	38.72%	35.06%	36.64%
Xi'an	18.66%	21.37%	17.12%
Chongqing	24.91%	27.44%	22.86%

The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above), based on passenger volume, in 2007.

		Cargo and Mail
Airport	Passenger carried (% of total )	Carried (% of total)	Departing flight (% of total)
Wuhan	39.59%	47.65%	34.93%
Changsha	51.17%	69.45%	50.37%
Haikou	28.57%	29.6%	27.85%
Sanya	35.32%	33.9%	36.76%
Zhengzhou	58.67%	63.32%	51.78%
Guilin	39.02%	39.11%	37.98%
Nanning	43.06%	39.14%	38.61%
Zhang Jia Jie	39.59%	67.78%	40.31%

Hong Kong and Macau Routes

In 2007, the Group conducted a total of 15,035 flights on its Hong Kong and Macau routes, accounting for approximately 24.7% of all passengers carried by Chinese airlines on routes between Hong Kong or Macau and destinations in China. The Group faces less competition on regional routes than that on domestic and international, and earns higher operating margin. Air China, Air Macau, Dragon Air and Cathay Pacific Airways compete with Group in the regional traffic markets.

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

Air China has the most extensive international route network among Chinese airlines. Beijing, the hub of Air China’s operations, has been the destination for most international flights to China. The Group competes against, among other airlines, Thai Airways International, Singapore Airlines, Malaysian Airlines System, Air China and China Eastern on flights to Southeast Asian destinations. In the case of its European routes, the Group’s competitors include Cathay Pacific Airways. The Group faces competition on its international routes from Air China and China Eastern, each of which operates several routes between destinations in China and the United States, as well as international airlines that fly to Los Angeles from Hong Kong. The Group competes in the international market primarily on the basis of safety, price, timeliness and convenience of scheduling.

Airline Subsidiaries

The Airline Subsidiaries are joint ventures established by the Company and local companies in the provinces or special economic zones where the Airline Subsidiaries are based and are engaged in providing airline and related services. The Company owns a 60% equity interest in each of the Airline Subsidiaries.

As of December 31, 2007, Xiamen Airlines operated under its own “MF” code a fleet of 46 aircraft on 97 domestic routes, 11 international routes and six Hong Kong and Macau routes. In 2007, Xiamen Airlines carried a total of about 9.25 million passengers, or approximately 16.26% of the passengers carried by the Group in that year, and had RMB7,485 million in traffic revenue.

As of December 31, 2007, Shantou Airlines operated under the Group’s “CZ” code nine aircraft on 14 domestic routes, one international route and one Hong Kong and Macau route. In 2007, Shantou Airlines carried a total of about 1.86 million passengers, or 3.26% of the passengers carried by the Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2007 was RMB1,289 million.

As of December 31, 2007, Chongqing Airlines operated under the “OQ” code four aircraft on five domestic routes previously operated by the Company. In 2007, Chongqing Airlines carried a total of about 217,000 passengers, or 0.38% of the total number of passengers carried by the Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2007 was RMB119 million.

As of December 31, 2007, Zhuhai Airlines operated under the “CZ” code five aircraft on 14 domestic routes. In 2007, Zhuhai Airlines carried a total of about 917,600 passengers, or approximately 1.61% of the total number of passengers carried by the Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2007 was RMB723 million.

As of December 31, 2007, Guizhou Airlines operated under the “CZ” code eight aircraft on 22 domestic routes. In 2007, Guizhou Airlines carried a total of about 1.46 million passengers, or approximately 2.56% of the total number of passengers carried by the Group in 2007. Total traffic revenue of Guizhou Airlines was approximately RMB1,070 million for the year ended December 31, 2007.

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

Under Chinese law, civil liability of Chinese airlines for injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$54,760) per passenger. Under the Convention for the Unification of Certain Rules Relating to International Transportation by Air of 1929 (as amended by the protocol of 1955, the “Warsaw Convention”), unless a separate agreement has been entered into between China and a specific country, civil liability for injuries suffered by passengers on international flights is limited to US$122,000 per passenger. The Group believes that it maintains adequate insurance coverage for the maximum civil liability that can be imposed in respect of injuries to passengers under Chinese law, the Warsaw Convention or any separate agreement applicable to the Group.

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

Intellectual Property

The Group’s businesses and operations, other than the businesses and operations of Xiamen Airlines and Chongqing Airlines, are conducted under the names “China Southern” and “China Southern Airlines” in both English and Chinese. The Group uses as its logo a stylized rendition of a kapok plant. Xiamen Airlines conducts its businesses and operations under the name of “Xiamen Airlines” in English and Chinese and uses its own logo depicting a stylized rendition of an egret. Chongqing Airlines conducts its business and operations under the name of “Chongqing Airlines” in English and Chinese and uses its own logo depicting a cross of two rivers.

The names “China Southern” and “China Southern Airlines” contain Chinese words of common usage and are therefore not eligible for registration as tradenames under current Chinese law. The kapok logo is a trademark registered in China and recorded with the International Air Transport Association (“IATA”), the rights to which are owned by CSAHC. The Company and CSAHC have entered into a trademark license agreement (the “Trademark License Agreement”), pursuant to which CSAHC has licensed to the Group the right to use the names “China Southern” and “China Southern Airlines” in both English and Chinese and granted the Company a 10-year renewable license from 1997 to use the kapok logo on a world-wide basis. CSAHC has retained the right to use the kapok logo in connection with its non-airline related businesses conducted as of the date of the Trademark License Agreement and to permit its associates that do not compete, directly or indirectly, with the Group to use the kapok logo. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. Xiamen Airlines owns all rights to its egret logo, which is a trademark registered in China, and recorded with the IATA. Chongqing Airlines also owns all rights to its logo, which is a trademark registered in China, and recorded with the IATA.

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

Organizational Structure

The following chart illustrates the corporate structure of the Group as of year end 2007 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, associates and jointly controlled entities.

Note a: Including 13% ownership interest held by CSA’s subsidiaries.

The particulars of the Company’s principal subsidiaries as of December 31, 2007 are as follows:

Name of company	Place and date of establishment /operation	Proportion of ownership interest held by the Company
Southern Airlines (Group) Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Xiamen Airlines Company Limited	PRC August 11, 1984	60%
Guizhou Airlines Company Limited	PRC November 12, 1991	60%
Chongqing Airlines Company Limited	PRC June 16, 2007	60%
Guangzhou Air Cargo Company Limited	PRC March 31, 2004	70%
Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	75%
China Southern West Australian Flying College Pty Ltd.	Australia January 26, 1971	65%
Guangzhou Baiyun International Logistics Company Ltd	PRC July 23, 2002	61%
Xinjiang Civil Aviation Property Management Limited	PRC February 12, 2002	51.8%
Southern Airlines Group Air Catering Company Limited	PRC December 25, 2003	100%
Nanlung International Freight Company Limited	Hong Kong October 1, 1996	51%

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2007 are as follows:

Name of company	Place and date of establishment /operation	Proportion of ownership interest held by
		Group effective interest	The Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Company Limited	PRC October 28, 1989	50%	50%	—
China Southern Airlines Group Finance Company Limited	PRC June 28, 1995	34%	21.1%	12.9%
Sichuan Airlines Corporation Limited	PRC August 28, 2002	39%	39%	—
China Postal Airlines Limited	PRC November 25, 1996	49%	49%	—
MTU Maintenance Zhuhai Co. Ltd	PRC April 6, 2001	50%	50%	—
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC July 10, 2002	51%	51%	—
Beijing Southern Airlines Ground Service Company Limited	PRC April 1, 2004	50%	50%	—

Property, Plant and Equipment

For a discussion of the Group’s aircraft, see Item 4, “Information on the Company — History and development of the Company — Aircraft Acquisitions.”

The Group’s headquarters in Guangzhou occupy an area of approximately 254,400 square meters of land and a total gross floor area of approximately 536,652 square meters. The Group leases from CSAHC the land in Guangzhou on which the Group’s headquarters and other facilities are located. The Group also leases from CSAHC certain buildings mainly at the Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin and Xinjiang.

The Company’s principal properties are located at its headquarters site and at its route bases. The following table sets forth certain information with respect to the Company’s properties at its headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Buildings (in square meters)
	Owned	Leased	Owned	Leased

Guangzhou	123,962	130,438	529,375	7,277
Shenzhen	208,740	—	54,093	—
Zhuhai	170,062	—	18,791	—
Changsha	138,949	—	47,190	—
Zhengzhou	290,841	—	60,582	—
Haikou	5,265	—	63,570	19,633
Wuhan	—	31,061	17,335	22,831
Nanyang	—	—	12,156	60,003
Sanya	106,680	—	16,968	—
Shenyang	—	167,502	79,626	93,445
Dalian	—	14,403	17,250	33,597
Jilin	—	65,076	33,656	7,767
Harbin	—	286,871	36,925	3,188
Xinjiang	—	545,146	177,710	4,135
Guilin	72,563	—	73,379	139

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Buildings (in square meters)
	Owned	Leased	Owned	Leased

Xiamen	579,530	—	436,617	19,113
Shantou	36,931	55,407	42,682	—
Zhuhai	94,024	—	44,351	2,245
Guizhou	259,879	—	95,705	3,533
Chongqing	—	—	—	3,009

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

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis should be read in conjunction with the Financial Statements of the Group contained elsewhere in this Annual Report. The Group maintains its books and accounts in accordance with PRC Accounting Standards for Business Enterprises (“PRC GAAP”) and prepares its financial statements in accordance with both PRC GAAP and IFRSs. The Financial Statements contained elsewhere in this Annual Report have been prepared in accordance with IFRSs.

Critical Accounting Policies

The discussion and analysis of the Group’s financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with IFRSs. The preparation of such consolidated financial statements requires the Group to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRSs is presented in Note 50 to the consolidated financial statements.

Overview

In 2007, the booming domestic economic development directly led to the rapid development momentum of the air transportation business. Under the precondition of ensuring flight safety, the Group continued to improve its corporate governance and business model. However, due to fierce competition in the industry and skyrocketing fuel prices, the Group was faced with comparatively significant cost pressures. The Group dealt with such pressures by optimizing the structure of flight routes and the composition of fleet, increasing its overall revenue, taking a series of fuel saving measures and utilizing financial derivatives. The Group continued to reinforce financial budget management and cost control. It also improved the performance-assessment-by-objective mechanism geared towards operating efficiency of the flight routes network. All of these helped to realize a satisfactory improvement in operating standards and results benchmarks of the Company.

Nevertheless, the Group is facing pressures on its operations due to the result of the sub-prime crisis in the US, the slowing down of the world economy, the contractionary credit policies of the People’s Bank of China, fierce competition in the aviation industry and the rise of fuel prices.

Since July 21, 2005, the PRC Government has begun to adopt a managed floating exchange rate system based on market supply and demand of currencies, which is subject to adjustments with reference to a basket of currencies. The exchange rate of Renminbi would no longer be pegged to the U.S. dollar only and a more flexible exchange rate system was established. The exchange rate of U.S. dollar and RMB was at USD1.00: RMB7.3046. Because the Group finances its aircraft acquisitions mainly through finance leases or bank loans in U.S. dollars, and there are a substantial amount of transactions and obligations denominated in U.S. dollars in relation to its global purchases of jet fuel, lease and purchase of aviation equipment as well as major repairs, in addition to the landing fees of its international flights in the airports of other countries, the Group benefited from the RMB appreciation. RMB appreciation has brought a one-off exchange gain to the Group and reduced its operating costs which are denominated in foreign currencies. However, RMB appreciation also presents the Group with a challenge in price competition in international route operations.

According to the Notice of the NDRC and the CAAC on Issues Relating to Introduction of the Fuel Surcharge for Domestic Routes, domestic airlines imposed fuel surcharges for all the domestic routes (excluding those from the mainland PRC to Hong Kong and Macau) with effect from August 1, 2005 (based on flight time). On February 16, 2006, the NDRC and CAAC released a supplementary document on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, stating that due to the rising jet fuel price, the period of imposition of fuel surcharge by airlines was extended. The NDRC and CAAC released separate supplementary documents on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes on March 28, 2006 and September 1, 2006, respectively, thereby adjusting the amount of fuel surcharges in a range of RMB20 to RMB60 per passenger for distance, flown less than 800 kilometers, and in a range of RMB40 to RMB100 for distance, exceeding 800 kilometers, during the period temporarily from April 10, 2006 to October 10, 2006. On January 21, 2007, the NDRC and CAAC released additional supplementary documents on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, thereby adjusting the amount of fuel surcharges from RMB60 to RMB50 per passenger for distance, flown less than 800 kilometers, and from RMB100 to RMB80 for distance exceeding 800 kilometers. On November 5, 2007, the NDRC and CAAC released additional supplementary documents on Issues Relating to the Introduction of Fuel Surcharge for Domestic Routes, thereby adjusting the amount of fuel surcharges from RMB50 to RMB60 per passenger for distance, flown less than 800 kilometers, and from RMB80 to RMB100 for distance exceeding 800 kilometers. The introduction of fuel surcharge, and the extension of the duration of the same will help relieve, to a certain extent, the burden of high jet fuel cost, on the Group.

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

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses are fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Group recognized a net exchange gain of RMB2,832 million and RMB1,492 million in 2007 and 2006, respectively. These amounts represented mainly unrealized exchange differences resulting from the retranslation of the foreign currency borrowings.

A number of other external variables, including political and economic conditions in China, tend to have a major impact on the Group’s performance. The Group’s financial performance is also significantly affected by factors arising from operating in a regulated industry. As substantially all aspects of the Group’s airline operations are regulated by the PRC government, the Group’s operating revenues and expenses are directly affected by the PRC government’s policies with respect to domestic air fares, jet fuel prices and landing and navigation fees, among others. The nature and extent of airline competition and the ability of Chinese airlines to expand are also affected by CAAC’s control over route allocations. Any changes in the PRC government’s regulatory policies or any implementation of such policies could have a significant impact on the Group’s future operations and its ability to implement its operating strategy.

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2007, 2006 and 2005:

Traffic	Year ended December 31,			2007 vs. 2006	2006 vs. 2005
	2007	2006	2005	% increase (decrease)	% increase (decrease)
RPK (million)
Domestic	68,369	58,128	51,472	17.6	12.9
Hong Kong and Macau	1,180	1,541	1,549	(23.4)	(0.5)
International	12,178	9,913	8,902	22.8	11.4
Total	81,727	69,582	61,923	17.5	12.4
RTK (million)
Domestic	7,219	6,226	5,571	15.9	11.8
Hong Kong and Macau	115	156	159	(26.3)	(1.9)
International	1,916	1,689	1,554	13.4	8.7
Total	9,250	8,071	7,284	14.6	10.8
Passengers carried (thousand)
Domestic	51,326	44,225	39,545	16.1	11.8
Hong Kong and Macau	1,339	1,545	1,556	(13.3)	(0.7)
International	4,238	3,436	3,018	23.3	13.9
Total	56,903	49,206	44,119	15.6	11.5
Cargo and mail carried (thousand tons)
Domestic	733	674	639	8.8	5.5
Hong Kong and Macau	12	16	19	(25.0)	(15.8)
International	127	129	117	(1.6)	10.3
Total	872	819	775	6.5	5.7

Capacity	Year ended December 31,			2007 vs. 2006 % increase (decrease)	2006 vs. 2005 % increase (decrease)
	2007	2006	2005
ASK (million)
Domestic	89,452	79,773	72,107	12.1	10.6
Hong Kong and Macau	1,881	2,459	2,656	(23.5)	(7.4)
International	18,400	14,827	13,598	24.1	9.0
Total	109,733	97,059	88,361	13.1	9.8
ATK (million) Domestic	10,440	9,311	8,352	12.1	11.5
Hong Kong and Macau	210	289	315	(27.3)	(8.3)
International	3,558	3,056	2,842	16.4	7.5
Total	14,208	12,656	11,509	12.3	10.0
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	76.4	72.9	71.4	4.8	2.1
Hong Kong and Macau	62.7	62.7	58.3	0.0	7.5
International	66.2	66.9	65.5	(1.0)	2.1
Overall	74.5	71.7	70.1	3.9	2.3
Overall load factor (RTK/ATK) (%)
Domestic	69.1	66.9	66.7	3.3	0.3
Hong Kong and Macau	55.1	54.0	50.4	2.0	7.1
International	53.8	55.3	54.7	(2.7)	1.1
Overall	65.1	63.8	63.3	2.0	0.8
Yield
Yield per RPK (RMB)
Domestic	0.60	0.59	0.55	1.7	7.3
Hong Kong and Macau	0.91	0.80	0.77	13.8	3.9
International	0.63	0.62	0.56	1.6	10.7
Overall	0.61	0.60	0.55	1.7	9.1
Yield per RTK (RMB)
Domestic	5.89	5.74	5.30	2.6	8.3
Hong Kong and Macau	9.91	8.52	8.18	16.3	4.2
International	5.03	4.77	4.24	5.5	12.5
Overall	5.76	5.59	5.14	3.0	8.8
Financial
Passenger revenue (RMB million)
Domestic	40,818	34,174	28,182	19.4	21.3
Hong Kong and Macau	1,074	1,230	1,194	(12.7)	3.0
International	7,708	6,145	4,952	25.4	24.1
Total	49,600	41,549	34,328	19.4	21.0
Cargo and mail revenue (RMB million)	3,697	3,538	3,091	4.5	14.5

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

2007 compared with 2006

The profit attributable to equity shareholders of the Company increased from RMB188 million in 2006 to RMB1,871 million in 2007. The scale of operations increased as a result of steady growth in China’s economy and strong demand for air transportation. The Group’s operating revenue increased by RMB8,283 million or 17.9% from RMB46,219 million in 2006 to RMB54,502 million in 2007. Passenger load factor increased by 2.8 percentage point, from 71.7% in 2006 to 74.5% in 2007. Passenger yield (in passenger revenue per RPK) increased by 1.7% to RMB0.61. Average yield (in traffic revenue per RTK) increased by 3.0% from RMB5.59 in 2006 to RMB5.76 in 2007. Operating expenses increased by RMB7,106 million or 15.5% from RMB45,907 million in 2006 to RMB53,013 million in 2007. As a result of improved passenger load factor and average yield, operating income was increased by RMB974 million, from RMB645 million in 2006 to RMB1,619 million in 2007. The Group’s net non-operating income was RMB1,304 million as compared to net non-operating expenses of RMB288 million in 2006. The improvement in non-operating result was mainly attributable to the net effect of increase in exchange gain of RMB1,340 million, increase in fuel derivatives profit of RMB109 million, increase in share of results of associates and jointly controlled entities of RMB60 million and increase in interest expense of RMB221 million.

Operating revenue

Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 97.8% and 97.6% of total operating revenue in 2007 and 2006, respectively. Passenger revenue and, cargo and mail revenue accounted for 93.1% and 6.9%, respectively, of total traffic revenue in 2007. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

The increase in operating revenue was primarily due to a 19.4% rise in passenger revenue from RMB41,549 million in 2006 to RMB49,600 million in 2007 resulting from increased traffic volume. The total number of passengers carried increased by 15.6% to 56.90 million passengers in 2007. RPKs increased by 17.5% from 69,582 million in 2006 to 81,727 million in 2007, primarily as a result of the increase in passengers carried. Passenger yield increased slightly by RMB0.01.

Domestic passenger revenue, which accounted for 82.3% of the total passenger revenue in 2007, increased by 19.4% from RMB34,174 million in 2006 to RMB40,818 million in 2007. Domestic passenger traffic in RPKs increased by 17.6%, mainly due to an increase in passengers carried. Domestic passenger yield increased from RMB0.59 in 2006 to RMB 0.60 in 2007.

Hong Kong and Macau passenger revenue, which accounted for 2.2% of total passenger revenue, decreased by 12.7% from RMB1,230 million in 2006 to RMB1,074 million in 2007. Owing to the keen competition in Hong Kong and Macau routes, the Group scheduled certain flight capacity to other domestic and international routes in 2007. For Hong Kong and Macau flights, passenger traffic in RPKs decreased by 23.4%, while passenger capacity in ASKs decreased by 23.5%, resulting in the passenger load factor of 62.7%, which is unchanged from 2006. Passenger yield increased from RMB0.80 in 2006 to RMB0.91 in 2007 mainly caused by the decrease of long distance routes such as Hong Kong - Beijing. Generally, long distance routes have a lower yield than short distance ones.

International passenger revenue, which accounted for 15.5% of total passenger revenue, increased by 25.4% from RMB6,145 million in 2006 to RMB7,708 million in 2007. For international flights, passenger traffic in RPKs increased by 22.8%, while passenger capacity in ASKs increased by 24.1%, resulting in decrease of a 0.7 percentage point in passenger load factor from 2006. Passenger yield increased by 1.6% from RMB0.62 in 2006 to RMB0.63 in 2007 mainly resulted from the continued growth of demand for international flights in the PRC.

Cargo and mail revenue, which accounted for 6.9% of the Group’s total traffic revenue and 6.8% of total operating revenue, increased by 4.5% from RMB3,538 million in 2006 to RMB3,697 million in 2007. The increase was attributable to the increasing traffic demand.

Other operating revenue increased by 6.4% from RMB1,132 million in 2006 to RMB1,205 million in 2007. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating expenses

Total operating expenses in 2007 amounted to RMB53,013 million, representing an increase of 15.5% or RMB7,106 million over 2006, primarily due to the total effect of increases in jet fuel costs, operating lease charges of aircraft, servicing expenses and maintenance expenses. Total operating expenses as a percentage of total operating revenue decreased from 99.3% in 2006 to 97.3% in 2007.

Flight operations expenses, which accounted for 54.9% of total operating expenses, increased by 16.2% from RMB25,022 million in 2006 to RMB29,082 million in 2007, primarily as a result of increases in jet fuel costs, operating lease charges of aircraft, catering expenses, and CAAC Infrastructure Development Fund Contributions. Jet fuel costs, which accounted for 63.0% of flight operations expenses, increased by 13.1% from RMB16,193 million in 2006 to RMB18,316 million in 2007 mainly as a result of increased fuel prices and fuel consumption. Operating lease charges of aircraft increased by 23.4% from RMB3,027 million in 2006 to RMB3,735 million in 2007 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 15.4% from RMB1,170 million in 2006 to RMB1,350 million in 2007 due to the increase in number of passengers carried. CAAC Infrastructure Development Fund Contributions increased by 10.9% from RMB1,127 million in 2006 to RMB1,250 million in 2007.

Maintenance expenses which accounted for 8.8% of total operating expenses, increased by 16.1% from RMB3,999 million in 2006 to RMB4,643 million in 2007. The increase was mainly due to fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 15.4% of total operating expenses, increased by 15.5% from RMB7,063 million in 2006 to RMB8,160 million in 2007. The increase primarily resulted from a 12.9% rise in landing and navigation fees from RMB5,343 million in 2006 to RMB6,030 million in 2007, due to an increase in number of landing and takeoffs.

Promotional and sales expenses, which accounted for 6.6% of total operating expenses, increased by 23.7% from RMB2,811 million in 2006 to RMB3,478 million in 2007, mainly due to the increase in commission charges as a result of increase in traffic revenue by 18.2%.

Depreciation and amortization, which accounted for 10.5% of total operating expenses, increased by 11.7% from RMB4,971 million in 2006 to RMB5,554 million in 2007, mainly resulting from the additional depreciation charge on aircraft delivered in 2006 and 2007.

Other income/ (expenses), net

Net gain on disposal of property, plant and equipment decreased by 61.0% from RMB333 million in 2006 to RMB130 million in 2007. The gain in 2007 was mainly due to the disposal of 11 MD82 aircraft to certain independent third parties.

Operating income

The operating income increased, from RMB645 million in 2006 to RMB1,619 million in 2007. This was mainly because operating revenue increased by RMB8,283 million or 17.9% in 2007 while operating expenses increased by RMB7,106 million or 15.5% in the same period.

Non-operating income/(expenses)

Interest expense increased by 10.7% from RMB2,070 million in 2006 to RMB2,291 million in 2007, mainly due to the increase in loans and obligations under finance leases. Interest income increased by 78.0% from RMB41 million in 2006 to RMB73 million in 2007, mainly attributable to the increase in average bank deposits balances during 2007.

Net exchange gain increased by 89.8% from RMB1,492 million in 2006 to RMB2,832 million in 2007, mainly resulted from Renminbi appreciation during 2007. Such amount mainly represented unrealized translation gain on retranslation of foreign currency denominated liabilities at year end.

Taxation

Income tax expense increased from RMB153 million in 2006 to RMB858 million in 2007. The effective tax rate decreased from 42.9% in 2006 to 29.4% in 2007. This is mainly attributable to the tax effect of the decrease of non-deductible expenses as a percentage to profit before taxation in 2007, which is offset to a lesser extent by the increase in deferred tax expenses recognized in 2007 resulting from the changes in tax rates in accordance with the new tax law effective from January 1, 2008.

2006 Compared with 2005

The profit for 2006 attributable to equity shareholders of the Company was RMB188 million, as compared to a loss of RMB1,848 million for 2005. The scale of operations increased as a result of continued growth in China’s economy and strong demand in air transportation. The Group’s operating revenue increased by RMB7,926 million or 20.7% from RMB38,293 million in 2005 to RMB46,219 million in 2006. Passenger load factor increased by 1.6 percentage points from 70.1% in 2005 to 71.7% in 2006. Passenger yield (in passenger revenue per RPK) increased by 9.1% to RMB0.60. Average yield (in traffic revenue per RTK) increased by 8.8% from RMB5.14 in 2005 to RMB5.59 in 2006. Operating expenses increased by RMB6,309 million or 15.9% from RMB39,598 million in 2005 to RMB45,907 million in 2006. As a result of improved passenger load factor and average yield, operating profit was RMB645 million in 2006 as compared to an operating loss of RMB1,337 million in 2005. The Group’s net non-operating expense was RMB288 million in 2006 as compared to a net non-operating expense of RMB516 million in 2005. The improvement in non-operating results was mainly attributable to the increase in exchange gain of RMB272 million, an increase in share of results of associates and jointly controlled entities of RMB369 million. The decrease in net operating expenses was partly offset by the increase in interest expense of RMB454 million.

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

Domestic passenger revenue, which accounted for 82.2% of the total passenger revenue in 2006, increased by 21.3% from RMB28,182 million in 2005 to RMB34,174 million in 2006. Domestic passenger traffic in RPKs increased by 12.9%, mainly due to an increase in passengers carried. Domestic passenger yield increased from RMB0.55 in 2005 to RMB0.59 in 2006.

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

International passenger revenue, which accounted for 14.8 % of total passenger revenue, increased by 24.1% from RMB4,952 million in 2005 to RMB6,145 million in 2006. For international flights, passenger traffic in RPKs increased by 11.4%, while passenger capacity in ASKs increased by 9.0%, resulting in a 1.4 percentage point rise in passenger load factor from 2005. Passenger yield increased by 10.7% from RMB0.56 in 2005 to RMB0.62 in 2006 mainly due to the continued growth of demand in international flights in the PRC.

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

Operating expenses

Total operating expenses in 2006 amounted to RMB45,907 million, representing an increase of 15.9% or RMB6,309 million over 2005, primarily due to the total effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue decreased from 103.4 % in 2005 to 99.3% in 2006.

Flight operations expenses, which accounted for 54.4% of total operating expenses, increased by 26.6% from RMB19,761 million in 2005 to RMB25,022 million in 2006, primarily as a result of increases in jet fuel costs, operating lease charges of aircraft and labour costs for flight personnel. Jet fuel costs, which accounted for 64.7% of flight operations expenses, increased by 35.7 % from RMB11,929 million in 2005 to RMB16,193 million in 2006 mainly as a result of increased fuel prices and fuel consumption. Operating lease charges of aircraft increased by 21.2 % from RMB2,497 million in 2005 to RMB3,027 million in 2006 primarily due to the additional rental payments for new aircraft under operating leases. Labour costs for flight personnel increased by 6.1% from RMB1,599 million in 2005 to RMB1,697 million in 2006, largely due to the increase in flying hours and allowance standard. CAAC Infrastructure Development Fund Contributions increased by 15.2% from RMB978 million in 2005 to RMB1,127 million in 2006.

Maintenance expenses which accounted for 8.7% of total operating expenses, decreased by 12.9% from RMB4,589 million in 2005 to RMB3,999 million in 2006. The decrease was mainly due to certain major overhaul costs capitalized during the year.

Aircraft and traffic servicing expenses, which accounted for 15.4% of total operating expenses, increased by 8.1% from RMB6,534 million in 2005 to RMB7,063 million in 2006. The increase primarily resulted from a 7.4% rise in landing and navigation fees from RMB4,977 million in 2005 to RMB5,343 million in 2006, due to an increase in the number of landings and takeoffs.

Promotional and marketing expenses, which accounted for 6.1% of total operating expenses, increased by 1.1% from RMB2,780 million in 2005 to RMB2,811 million in 2006.

General and administrative expenses, which accounted for 4.2% of the total operating expenses, increased by 47.6% from RMB1,315 million in 2005 to RMB1,941 million in 2006. This was mainly attributable to increased scale of operations and a provision for early retirement benefits of RMB392 million in 2006.

Depreciation and amortisation, which accounted for 10.8% of total operating expenses, increased by 12.0% from RMB4,440 million in 2005 to RMB4,971 million in 2006, mainly resulting from the additional depreciation charge on aircraft delivered in 2005 and 2006 and depreciation charge on capitalized major overhaul costs.

Other income/ (expenses), net

Net gain on disposal of property, plant and equipment was RMB333 million in 2006 as compared to a net loss on disposal of property, plant and equipment of RMB32 million in 2005. The gain in 2006 was mainly due to the disposal of three Boeing 757-200 aircraft to independent third parties.

Operating profit/(loss)

The Group recorded an operating profit of RMB645 million in 2006 as compared to an operating loss of RMB1,337 million in 2005. The gain was mainly due to an increase in operating revenue by RMB7,926 million or 20.7% in 2006 while operating expenses increased by RMB6,309 million or 15.9% in the same period.

Non-operating income/(expenses)

Interest expense increased by 28.1% from RMB1,616 million in 2005 to RMB2,070 million in 2006, mainly due to the increase in loans and lease obligations and changes in interest rates. Interest income decreased by 25.5% from RMB55 million in 2005 to RMB41 million in 2006, mainly attributable to the decrease in average bank balances in 2006.

Net exchange gain increased by 22.3% from RMB1,220 million in 2005 to RMB1,492 million in 2006, mainly resulting from Renminbi appreciation during 2006. Such amount mainly represents unrealized translation gain on re-translation of foreign currency denominated liabilities at the end of fiscal year.

Taxation

Income tax expense increased to RMB153 million as compared to an income tax benefit of RMB7 million in 2005. This is mainly attributable to the improved financial performance of the Group.

Liquidity and Capital Resources

Prior to the initial public offering of the Company, the Group met its working capital and capital expenditure requirements through cash from its operations, the proceeds of certain long-term and short-term bank loans, finance lease financing and rebates available under certain of the Group’s aircraft leases.

In July 1997, the Company received net proceeds of RMB5,459 million from its initial public offering. A majority part of these net proceeds was utilized to finance the Group’s working capital and capital expenditure requirements. In July 2003, the Company issued 1,000,000,000 A Shares with a par value of RMB1.00 each at issue price of RMB2.70 by way of a public offering to natural persons and institutional investors in the PRC. The proceeds received by the Company of RMB2,641 million, net of the issuance costs of RMB59 million have been used for the purchase of Boeing 737-800 aircraft in accordance with the disclosure in the Prospectus for Offering of the A Shares.

As of December 31, 2007, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB50,262 million to the Group. As of December 31, 2007, an approximate amount of RMB29,338 million was utilized. As of December 31, 2007 and 2006, the Group’s cash and cash equivalents totaled RMB3,824 million and RMB2,264 million, respectively.

Net cash inflows from operating activities in 2007, 2006 and 2005 were RMB6,869 million, RMB2,297 million and RMB3,835 million, respectively. The decrease in 2006 was mainly due to a delay of payments to suppliers at the end of 2005 which were subsequently made in 2006. The increase in 2007 was mainly due to the increased cash flow from improved operating results and sales of tickets in advance of carriage as well as the increase in accrual balances as a result of increase in operation volume and delays in billings by certain suppliers when compared with 2006.

Net cash used in investing activities in 2007, 2006 and 2005 was RMB4,844 million, RMB5,484 million and RMB8,009 million, respectively. Cash capital expenditures in 2007, 2006 and 2005 were RMB5,502 million, RMB6,044 million and RMB6,775 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings used in operations.

Financing activities resulted in net cash (outflows)/inflows of RMB(465) million, RMB2,550 million and RMB3,992 million in 2007, 2006 and 2005, respectively. Net cash inflow from new bank loans and repayments amounted to RMB2,324 million, RMB5,870 and RMB6,045 million in 2007, 2006 and 2005, respectively. The additions of bank loan were used for capital expenditures and general working capital. Repayment of finance leases in 2007, 2006 and 2005 was RMB3,021 million, RMB3,313 million and RMB2,050 million, respectively, resulting from the aircraft acquisitions under finance leases.

As of December 31, 2007, the Group’s aggregate long-term bank and other loans and obligations under finance leases totaled RMB28,444 million. In 2008, 2009, 2010, 2011 and thereafter, amounts payable under such loans and obligations will be RMB6,512 million, RMB4,575 million, RMB3,296 million, RMB2,923 million and RMB11,138 million respectively. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Hong Kong dollars, with a significant portion being floating interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies primarily results from its foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized PRC banks.

As of December 31, 2007, the Group’s short-term bank loans were RMB21,313 million. The Group’s weighted average interest rate on short-term bank loans was 5.14% per annum as of December 31, 2007. The primary use of the proceeds of the Group’s short-term bank loans is to finance working capital needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

Through April 30, 2008, the Group renewed certain short-term bank loans of RMB4,440 million. The renewed bank loans are unsecured, bear interest at floating rates ranging from 6-month LIBOR +1.40% to 2.75% per annum and the People’s bank of China benchmark interest rate-10% , these bank loans are repayable one year from their respective renewal dates. In addition, the Group entered into new short-term bank loan agreements totalling RMB8,053 million subsequent to December 31, 2007. These new short-term bank loans are unsecured and bear interest at floating rates ranging from 3-month/6-month/12-month LIBOR + 0.55% to 4% per annum, the People’s bank of China benchmark interest rate-10% and 12-month HIBOR+2.25% per annum which are repayable within one year from their respective origination dates.

As of December 31, 2007, the Group had obligations under operating leases totaling RMB28,179 million, predominately for aircraft. Of such amount, RMB3,512 million, RMB3,616 million, RMB3,483 million, RMB3,413 million, RMB3,324 million and RMB10,831 million, respectively, is due in 2008, 2009, 2010, 2011, 2012 and thereafter.

As of December 31, 2007, the Group had a working capital deficit of RMB33,811 million, as compared to a working capital deficit of RMB32,180 million as of December 31, 2006. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and renewal of short-term bank loans to meet its short-term liquidity and working capital needs. The increase in the Group’s working capital deficit from 2006 to 2007 was mainly because the Group sought increased short-term bank loans to finance its aircraft acquisitions. Upon deliveries of the aircraft, the Group continued to seek renewal of its short-term bank loans instead of replacing such loans with long-term bank loans, as the interest rates for short-term bank loans are lower. In 2008 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to meet its committed future capital expenditure. At December 31, 2007, the Group entered into loan financing agreements with several PRC banks to provide financing up to RMB50,262 million, of which approximately RMB29,338 million was utilized. Subsequent to December 31, 2007 and up to April 30, 2008, the Group entered into additional loan financing agreements to obtain financing up to RMB1,033 million during 2008. The directors of the Company believe that sufficient financing will be available to the Group.

As the Group is subject to a high degree of operating leverage, a minor decrease in the Group’s yield and/or load factor could result in a significant decrease in its operating revenue and hence its operating cashflows. This could arise in such circumstances as where competition between Chinese airlines increases or where PRC aviation demand decreases. Similarly, a minor increase in the jet fuel prices, particularly in the domestic market, could result in a significant increase in the Group’s operating expenses and hence a significant decrease in its operating cashflows. This could be caused by fluctuations in supply and demand in international oil market. Currently, the Group’s existing loans and lease facilities do not contain any financial covenants. Nevertheless, as the Group is subject to a high degree of financial leverage, an adverse change in the Group’s operating cashflows could adversely affect its financial health and hence weaken its ability to obtain additional loans and lease facilities and to renew its short-term bank loans facilities as they fall due.

As of December 31, 2007, the Group had capital commitments as follows:

	2008	2009	2010	2011	2012 and afterwards	Total
	(RMB million)
Acquisition of aircraft and related equipment	19,125	20,767	20,065	12,747	16,038	88,742
Others	1,211	694	335	196	22	2,458
	20,336	21,461	20,400	12,943	16,060	91,200

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2007, the Group undertook to make a capital contribution of approximately RMB133 million to a subsidiary.

As of December 31, 2007, the cash and cash equivalents of the Group totaled RMB3,824 million. Of such balance, 14.3% was denominated in.US Dollars, Hong Kong Dollars, Australian Dollars, Japanese Yen and other foreign currencies.

The Group expects that the cash from operations and short-term and long-term bank borrowings will be sufficient to meet its cash requirements in the foreseeable future.

Contractual Obligations and Commercial Commitments

The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under commitments as of December 31, 2007.

	As of December 31, 2007 Payment due by period					As of December 31, 2006
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	(RMB million)

Contractual obligations (Note 1)
Short-term bank loans	22,003	22,003	—	—	—	20,536
Long-term bank and other loans	14,501	4,230	5,449	2,607	2,215	16,378
Obligations under finance leases	19,499	3,588	4,214	3,445	8,252	18,773
Total contractual obligations	56,003	29,821	9,663	6,052	10,467	55,687

Other commercial commitments
Operating lease commitments	28,179	3,512	7,099	6,737	10,831	21,969
Aircraft purchase commitments (Note 2)	88,742	19,125	40,832	28,785	—	66,881
Other capital commitments	2,458	1,211	1,029	218	—	1,824
Investing commitments	133	133	—	—	—	83
Total commercial obligations	119,512	23,981	48,960	35,740	10,831	90,757

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2007.

Note 2 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors, Senior Management and Employees

The following table sets forth certain information concerning directors (“Directors”), senior management (“Senior Management”) and supervisors (“Supervisors”) of the Company in 2007. There were certain changes in the Company’s Directors, Senior Management and Supervisors subsequent to December 31, 2007, details of which are set forth below.

Name	Position	Gender	Age
Liu Shao Yong	Chairman of the Board	Male	50
Li Wen Xin	Director	Male	58
Wang Quan Hua	Director	Male	54
Zhao Liu An	Director	Male	60
Si Xian Min	Director, President	Male	51
Tan Wan Geng	Director, Executive Vice President	Male	44
Xu Jie Bo	Director, Executive Vice President, Chief Financial Officer	Male	43
Chen Zhen You	Director	Male	56
Peter Lok (retired on June 28, 2007)	Independent Non-executive Director	Male	71
Wei Ming Hai (retired on June 28, 2007)	Independent Non-executive Director	Male	43
Wang Zhi	Independent Non-executive Director	Male	66
Sui Guang Jun	Independent Non-executive Director	Male	47
Gong Hua Zhang (appointed on June 28, 2007)	Independent Non-executive Director	Male	62
Lam Kwong Yu (appointed on June 28, 2007)	Independent Non-executive Director	Male	64
Sun Xiao Yi	Chairman of the Supervisory Committee	Male	54
Yang Guang Hua	Supervisor	Male	55
Yang Yi Hua	Supervisor	Female	48
Liang Zhong Gao	Supervisor	Male	52
Liu Biao (resigned on January 18, 2008)	Supervisor	Male	42
He Zong Kai	Executive Vice President	Male	57
Liu Qian	Executive Vice President	Male	42
Zhang Zi Fang	Executive Vice President	Male	49
Dong Su Guang	Executive Vice President	Male	54
Zhang Zheng Rong	Chief pilot	Male	45
Hu Chen Jie	Chief Information Officer	Male	39
Tang Bing	Chief Engineer	Male	41
Su Liang	Chief Economist	Male	46
Xie Bing	Company Secretary	Male	35
Chen Wei Hua	Chief Legal Adviser	Male	42

On June 28, 2007, the annual general meeting for the year 2006 of the Company reviewed and approved:

(1)
the appointment of Mr. Liu Shao Yong, Mr. Li Wen Xin, Mr. Wang Quan Hua, Mr. Zhao Liu An, Mr. Si Xian Min, Mr. Tan Wan Geng, Mr. Xu Jie Bo, and Mr. Chen Zhen You as Directors, and Mr. Wang Zhi, Mr. Sui Guang Jun, Mr. Gong Hua Zhang and Mr. Lam Kwong Yu as Independent non-executive Directors of the fifth session of the Board.

(2)
the retirement of Mr. Wei Ming Hai and Mr. Peter Lok as the Company’s Independent non-executive Directors of the Board according to relevant regulations, due to their acting as the Company’s Independent non-executive Directors of the Board for six consecutive years.

(3)	the appointment of Mr. Sun Xiao Yi, Mr. Yang Guang Hua, Ms. Yang Yi Hua, Mr. Liang Zhong Gao and Mr. Liu Biao as the Supervisors of the fifth session of the Supervisory Committee.

Except that Mr. Liu Biao has officially resigned as a Supervisor in the general meeting held on January 18, 2008, since January 1, 2008 and up to the date of this Annual Report, there has been no change to the Directors and Supervisors.

BOARD OF DIRECTORS

Mr. Liu Shao Yong is the chairman of the Board. He is a qualified class one pilot. He joined the Company since November 2004. Mr. Liu graduated from China Civil Aviation Flying College and obtained an EMBA from Tsinghua University in 2005. He joined the civil aviation industry in 1978. He held the positions of Captain of the Flying Squadron of China General Aviation Corporation and was appointed as the Deputy General Manager of China General Aviation Corporation, Deputy Director of Shanxi Provincial Civil Aviation Administration, General Manager of the Shanxi branch of China Eastern Airlines Corporation Limited and the Chief of the Flying Model Division of the Civil Aviation Administration of China. He served as the President of China Eastern Airlines Corporation Limited and was appointed as the Vice Minister of Civil Aviation Administration of China. Since August 2004, Mr. Liu has served as the President of CSAHC. Mr. Liu has become the chairman of the Board since November 2004. Save as disclosed above, Mr. Liu is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Li Wen Xin is currently a Director of the Company. Mr. Li was a graduate majoring in economic management. He is a senior expert of Political Science. Mr. Li joined the civil aviation industry in 1969. He was the secretary to the disciplinary committee, deputy secretary of the party committee and vice general manager of China General Aviation Corporation successively between 1991 and 1998. He was appointed the party secretary and vice general manager of the Shanxi branch of China Eastern Airlines Corporation Limited in February 1998. He became the vice party secretary and secretary to the disciplinary committee of China Eastern Air Holding Company in June 2000. In September 2002, he was appointed the party secretary and vice president of China Eastern Air Holding Company. Between June 2000 and September 2006, he was the chairman of the supervisory committee of China Eastern Airlines Corporation Limited. He has been the party secretary and Executive Vice President of CSAHC since September 2006. Save as disclosed above, Mr. Li is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Wang Quan Hua is currently a Director of the Company and Executive Vice President of CSAHC and became the employee of the Company since March 1995 after the establishment of the Company. Mr. Wang graduated from the Economic Management Department of Central Communist Party College. Mr. Wang began his career in civil aviation in 1972, and successively served as the Director of Planning Department of Guangzhou Civil Aviation Administration, the Office Director of China Southern Airlines Shenzhen Co., the Director of the Planning and Operation Division of the Company, General Manager of Strategy and Development Department of the Company and the Executive Vice President of CSAHC. Save as disclosed above, Mr. Wang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Zhao Liu An is a Director of the Company and the Executive Vice President of CSAHC. Mr. Zhao joined the Company since May 2003. Mr. Zhao began his career in civil aviation in 1966, and successively served as the Director of Flight Meteorology and Flight Safety Monitoring Division, Director of Science Education Division, the Director of Flying Model Division of Urumqi Civil Aviation Administration, Captain of the Ninth Squadron of the Civil Aviation Administration, the Vice President and President of Urumqi Civil Aviation Administration and Xinjiang Airlines. Save as disclosed above, Mr. Zhao is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Si Xian Min is a Director and President of the Company. Mr. Si graduated from No. 14 Aviation College as an aircraft piloting major with an associate degree. Mr. Si, a professional political tutor, began his career in civil aviation in 1975. He held positions as Director of the political division of China Southern Airlines Henan Branch, Party Secretary and Vice President of Guizhou Airlines, Deputy Party Secretary and the Secretary of the Disciplinary Department of the Company and Party Secretary of China Northern Airlines and has been the President of the Company since October 2004. Save as disclosed above, Mr. Si is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Tan Wan Geng is a Director, Secretary of the CPC Committee and Executive Vice President. Mr. Tan is an engineer graduated from Economic Geography Department in Sun Yat-sen University, with major in Regional Economy, with qualification of post graduate degree, and a master degree in economics. Mr. Tan has previously served as the Head of the Infrastructure Department and Director of Human Resources Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1990 to 1996, the Deputy Director of Human Resources Division (Personnel and Education Division) in the General Administration of Civil Aviation of China from 1996 to 2000, and has been the Director General and Secretary of Chinese Communist Party Committee of Northeastern Regional Civil Aviation Administration from December 2000 to January 2006. He has been an Executive Vice President of the Company since February 2006. Save as disclosed above, Mr. Tan is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Xu Jie Bo is a Director, Executive Vice President and Chief Financial Officer of the Company. Mr. Xu joined the Company in July 1998. He graduated from the Management Department of Tianjin University and was subsequently awarded with a master degree in business administration from Hong Kong Baptist University. A qualified senior accountant by profession, Mr. Xu started his career in August 1986. In December 1992, he took up the posts of Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration. In July 1998, he became General Manager of the Financial Department and Chief Financial Officer of the Company. Currently, he is a Director, Executive Vice President and Chief Financial Officer of the Company. He is also Vice Chairman of Sichuan Airlines Corporation Limited and Vice Chairman of Xiamen Airlines. Save as disclosed above, Mr. Xu is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Chen Zhen You is a Director and Chairman of the Labour Union of the Company, graduated from South China Normal University with a bachelor’s degree in English. Mr. Chen, an economist, holds an MBA from Murdoch University in Australia. He worked as the Vice Director of the Office of International Affairs of Guangzhou Civil Aviation Administration, Vice Director of the Office of Overseas Business of the Company and General Manager of the Department of Foreign Affairs of the Company. From 2001 to 2005, he was the Office Director of CSAHC and the Director of the Planning and Investment Department of CSAHC. He has been a member of the Party Committee and Chairman of the Labour Union of the Company since June 2005. Save as disclosed above, Mr. Chen is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Wang Zhi has been an Independent Non-Executive Director of the Company since May 2003. Mr. Wang graduated from the Aircraft Design Department of Harbin Institute of Technology. Mr. Wang began his career in 1965, and has successively served as the Director and Senior Engineer of Aeronautics Research Institute of China, the Vice Director and Vice secretary of the First Research Institute of Civil Aviation, the Vice Director and Director of the Planning Bureau of CAAC and the Director of the Planning Technology System Reform Department and the Planning Technology Department of CAAC. Mr. Wang is also a professor in several universities. Save as disclosed above, Mr. Wang is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

Mr. Sui Guang Jun has been an Independent Non-Executive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University in 1986 and obtained a master degree in 1989. Mr. Sui obtained a doctor degree in the Management of Organizations of Jinan University in 1996. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macau Economies, the Dean of corporate administration department of Jinan University and the Chief of the Post-doc Committee of Applied Economics and the Dean of Management College in Jinan University. Mr. Sui is currently the Deputy Vice Chancellor of Guangdong University of Foreign Studies. Save as disclosed above, Mr. Sui is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

Mr. Gong Hua Zhang, an Independent Non-Executive Director of the Company, used to be the chief accountant, vice director and director of the financial bureau of China National Petroleum Corporation as well as the chief accountant of China National Petroleum Corporation. He has been serving as a director of PetroChina Company Limited since October 1999. Mr. Gong also acts as a part-time professor in Tsinghua University, Nankai University, Xiamen University and China University of Petroleum, and is a professor in National Accounting Institute (Beijing). Save as disclosed above, Mr. Gong is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

Mr. Lam Kwong Yu an Independent Non-Executive Director of the Company, is an expert in the field of civil aviation. Mr. Lam used to serve as the general manager of the Hong Kong Airport, the Vice Director and Director of the Civil Aviation Department of Hong Kong, a director of the Airport Authority Hong Kong and the chairman of the Aviation Advisory Board of Hong Kong. Mr. Lam is currently a member of the Selection Committee for the Hong Kong Special Administrative Region. Save as disclosed above, Mr. Lam is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

SUPERVISORY COMMITTEE

As required by the Company Law of the PRC and the Articles of Association of the Company, the Company has a supervisory committee (the “Supervisory Committee”) which is primarily responsible for the supervision of senior management of the Company, including the Board, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of four Supervisors. Two of the Supervisors are shareholder representatives appointed by shareholders, and the other two Supervisors are representatives of the Company’s employees. The Supervisors serve terms of three years and may serve consecutive terms.

Mr. Sun Xiao Yi, the chairman of the Supervisory Committee of the Company, is a member of Party Committee and head of Discipline Supervision Team of CSAHC. Mr. Sun graduated from the Civil Aviation University of China with a degree in Economics and Administration and is currently a postgraduate law student of Central Communist Party College. Mr. Sun is a senior expert of Political Science and Economics with an associate degree. Mr. Sun has successively served as Vice Party Secretary of the Hubei branch of the Company, Party Secretary of the Flight Operations Department of the Company, and Vice Party Secretary of CSAHC. Save as disclosed above, Mr. Sun is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Yang Guang Hua, a Supervisor of the Company. Mr. Yang is an engineer with university qualification. Mr. Yang has successively served as Deputy General Manager of the Hunan branch of the Company, General Manager of Southern Airlines (Group) Zhuhai Helicopters Company Limited, General Manager of the Hunan branch of the Company, and Deputy General Manager of the Company. He has been the President of Xiamen Airlines since September 2005. Save as disclosed above, Mr. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Ms. Yang Yi Hua, a Supervisor of the Company, is the General Manager of the Audit Department of the Company. Ms. Yang is a Certified Internal Auditor. She has successively served as Deputy Manager of the Clearance and Settlement Office of the Financial Division of the Guangzhou Civil Aviation Administration, Manager of the Financial Office of the Company’s Financial Division, and Deputy General Manager of the Company’s Audit Department. Save as disclosed above, Ms. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Liang Zhong Gao, a Supervisor of the Company, serves as the Director of the Supervisory Department of the Company. Mr. Liang once served as the Party Secretary and Deputy General Manager of the Guangzhou Sales Office of the Company, Deputy Party Secretary and Secretary of the Disciplinary Committee of the Passenger Traffic Department of the Company, Party Secretary of the Passenger Traffic Department of the Company and General Manager of the Aviation Service Quality Control Department of the Company. Save as disclosed above, Mr. Liang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

SENIOR MANAGEMENT

Mr. He Zong Kai is an Executive Vice President of the Company who graduated from Beijing Foreign Language Institute with a major degree in French, and is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department. He assumed the offices of the President and Deputy Party Secretary of Hubei branch of the Company and became an Executive Vice President of the Company since March 2005.

Mr. Liu Qian is currently an Executive Vice President of the Company who graduated from China Civil Aviation Flying College with specialty in aircraft piloting. Mr. Liu served the Civil Aviation Administration of China as assistant researcher of the piloting skills supervision division of the piloting standards department, as assistant researcher of the operation supervision division of the piloting standards department, as assistant researcher of the freight transportation piloting standards division of the piloting standards department, and as the Deputy Head of the Piloting Standards Division of the Piloting Standards Department. He has assumed the offices of the Deputy Chief Pilot and Chief Pilot of the Company since November 2004. He has been an Executive Vice President of the Company since August 2007.

Mr. Zhang Zi Fang is an Executive Vice President of the Company. Mr. Zhang served as the Deputy Commissar and subsequently the Commissar of the Pilot Corps of China Northern Airlines Company, and later on the Party Secretary of the Jilin Branch. He served as General Manager of Dalian Branch of CSAHC Northern Division and Director of Political Works Department of CSAHC. He also served as the Vice Party Secretary and Secretary of the Disciplinary Committee of the Company. He has been an Executive Vice President of the Company since 27 December 2007.

Mr. Dong Su Guang is an Executive Vice President of the Company. Mr. Dong used to be a Deputy General Manager of Guangzhou Aircraft Maintaining and Engineering Co., Ltd, as well as Chief Engineer and the General Manager of Aircraft Engineering Department of the Company. He has been an Executive Vice President of the Company since 27 December 2007.

Mr. Zhang Zheng Rong is the chief pilot of the Company. Mr. Zhang used to serve as the Captain of the First Squadron of CAAC, the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron as well as the General Manager of the Aviation Safety Monitoring Division of the Company. He has been the General Manager and Party Secretary of the Guangzhou Flight Operations Division of the Company since May 2004. He has been the chief pilot of the Company since August 2007.

Mr. Hu Chen Jie, the Chief Information Officer of the Company. Mr. Hu used to be a software engineer in the Computer Center of CAAC, a senior software engineer in Wei Hong International Technology Company (Singapore), Deputy Director of the Computer Center of the Company, a senior project manager of SITA INC. (US) and the General Manager of CSN-ETC e-Commerce Limited. He has been the Chief Information Officer of the Company since June 2007.

Mr. Tang Bing, the Chief Engineer of the Company. Mr. Tang served as a deputy manager and vice engineering director of the Engineering Technology Division under the Aircraft Engineering Department of the Company, and as a vice director of the Business Development and Accessories Centre of Guangzhou Aircraft Maintenance Engineering Co., Ltd. He also served as Vice President of MTU Maintenance Zhuhai Co., Ltd., Office Director of CSAHC as well as the President and Vice Party Secretary of Chongqing Airlines. He has been the Chief Engineer of the Company since 27 December 2007.

Mr. Su Liang, the chief economist of the Company, was a graduate of the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the chief economist of the Company since December 2007.

Mr. Xie Bing, the Secretary of the Board of Directors of the Company, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration and a master degree of international finance from Jinan University and the University of Birmingham, Britain respectively. Mr. Xie used to work in the Planning and Development Department and Secretariat of the Board of Directors of the Company. He has been the Company Secretary of the Company since November 2007.

Mr. Chen Wei Hua, the Chief Legal Adviser to the Company. Mr. Chen graduated from the school of law of Peking University. He is a qualified solicitor in the PRC and a qualified corporate legal counsellor. Mr. Chen joined the Civil Aviation Administration of China in 1988. He then joined the CSAHC in January 1991. From 1997 to 2003, he served as Vice Director and Director of the Legal Affairs Office of the Company. Currently, he is President of the Legal Department of the Company. Since January 2004, Mr. Chen has been the Chief Legal Adviser to the Company. He is also a Director of Xiamen Airlines.

Compensation

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2007 was RMB12,501,000. For the year ended December 31, 2007, the Company paid an aggregate of approximately RMB275,000 on behalf of its executive Directors, Supervisors and Senior Management pursuant to the SA Pension Scheme and the retirement plans operated by various municipal governments in which the Company participates.

Details of Directors’ and Supervisors’ emoluments for the year ended December 31, 2007 are set out below:

	Note	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Discretionary bonus RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Executive directors
Liu Shao Yong	(i)	—	737	—	14	751
Li Wen Xin		—	329	—	14	343
Wang Quan Hua		—	597	—	14	611
Zhao Liu An	(i)	—	576	—	14	590
Si Xian Min		—	670	—	13	683
Tan Wan Geng		—	542	—	13	555
Xu Jie Bo		—	529	—	13	542
Chen Zhen You		—	513	—	16	529
Supervisors
Sun Xiao Yi		—	597	—	14	611
Yang Guang Hua		—	565	—	8	573
Yang Yi Hua		—	209	—	16	225
Liang Zhong Gao	(iii)	—	232	—	12	244
Liu Biao	(iv)	—	134	—	2	136
Independent non-executive directors
Peter Lok	(ii)	49	—	—	—	49
Wei Ming Hai	(ii)	50	—	—	—	50
Gong Hua Zhang	(iii)	50	—	—	—	50
Wang Zhi		100	—	—	—	100
Sui Guang Jun		100	—	—	—	100
Lam Kwong Yu	(iii)	48	—	—	—	48
Total		397	6,230	—	163	6,790

Notes:

(i) The above amounts included the salaries paid to these Directors as pilots of the Company.

(ii) Retired on June 28, 2007.

(iii) Appointed on June 28, 2007.

(iv) Appointed on June 28, 2007 and resigned on January 18, 2008.

Board Practices

Each Director’s service contract with the Company or any of its subsidiaries provides prorated monthly salary upon termination of employment in accordance with his contract. The Director is entitled to paid leave in accordance with his contract. The term of office of a Director is three years. The term of office of the current Directors will end in 2010. A Director may serve consecutive terms upon re-election.

Audit Committee

The audit committee is appointed by the Board of Directors and consists of three independent non-executive Directors. The current members of the audit committee are Gong Hua Zhang, Wang Zhi and Sui Guang Jun. Gong Hua Zhang is the chairman of the audit committee. The term of office of each member is three years. The term for Messrs Wang Zhi and Sui Guang Jun will end in 2009, The term of Mr. Gong Hua Zhang will end in 2010. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with the Company’s external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit Committee held nine meetings in 2007, which were attended by all members.

The Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Group’s interim results and annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examines the effectiveness of the Company’s internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company’s business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviews the Company’s internal audit plan, and submits relevant reports and concrete recommendations to the Board on a regular basis.

The Company has an internal audit department which reviews procedures in all major financial and operational activities. This department is led by the head of internal audit.

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Gong Hua Zhang and executive Director Wang Quan Hua as members. The term of office of each member is three years. The term of office of the current members will end in 2010. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee met twice in 2007, which were attended by all members.

The responsibilities of the Remuneration and Assessment Committee are to make recommendations on the remuneration policy and structure for Directors and senior management of the Company, to establish regular and transparent procedures on remuneration policy development and improvement and submit the Company’s “preliminary proposals on annual emoluments of the directors and senior management of the Group”. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages.

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2007.

Nomination Committee

The Nomination Committee was established on June 28, 2007. Before that, nomination of directors and other senior management was mainly undertaken by the Board. According to the Articles of Association, the Board has the authority to appoint from time to time any person as director to fill a vacancy or as additional director. In selecting candidate directors, the Board focuses on their qualifications, technical skills, experiences (in particular, the experience in the industry in which the Group operates in case of candidates of executive directors) and expected contributions to the Group.

As at December 31, 2007, the Nomination Committee consists of three members, Messers Liu Shao Yong, Wang Zhi and Gong Hua Zhang. Most of them are independent non-executive Directors of the Company (“INEDs”) and Mr. Liu Shao Yong acts as the chairman. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of directors and executives and give advice to the Board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association of the Company, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for directors and managers with reference to the Company’s actual situation. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly.

The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary.

The Nomination Committee held three meetings in 2007. which were attended by all members.

Employees

As of December 31, 2007, the Group had 45,474 employees, including 3,931 pilots, 7,159 flight attendants, 5,721 maintenance personnel, 5,303 sales and marketing personnel, 2,401 ground service personnel, 1,349 flight operation officers, 1,399 financial personnel and 8,961 administrative and other personnel. All of the Group’s pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees, and most of the Group’s ancillary service workers are temporary employees. Contract employees are hired by the Group pursuant to renewable employment contracts with terms ranging from three to five years. Temporary employees generally are hired by the Group pursuant to at-will employment contracts or employment contracts with a term of one year.

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

Employee benefits

Employee benefits are all forms of considerations given and other related expenditures incurred in exchange for services rendered by employees. Except for termination benefits, employee benefits are recognised as a liability in the period in which the associated services are rendered by employees, with a corresponding increase in cost of relevant assets or expenses in the current period.

(a) Retirement benefits

Pursuant to the relevant laws and regulations of the PRC, the Group has joined a defined contribution basic retirement scheme for the employees arranged by local Labour and Social Security Bureaus. The Group makes contributions to the retirement scheme at the applicable rates based on the amounts stipulated by the government organization. The contributions are charged to profit or loss on an accrual basis. When employees retire, the local Labour and Social Security Bureaus are responsible for the payment of the basic retirement benefits to the retired employees.

(b) Housing fund and other social insurances

Besides the retirement benefits, pursuant to the relevant laws and regulations of the PRC, the Group has joined defined social security contributions for employees, such as a housing fund, basic medical insurance, unemployment insurance, injury insurance and maternity insurance. The Group makes contributions to the housing fund and other social insurances mentioned above at the applicable rates based on the employees’ salaries. The contributions are recognized as cost of assets or charged to profit or loss on an accrual basis.

(c) Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognized in profit or loss when both of the following conditions have been satisfied:

–	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly;

–	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

Share Capital Structure

As of May 31, 2008, the total share capital of the Company was divided into 4,374,178,000 shares, of which approximately 50.3% (2,200,000,000 domestic shares) was held by CSAHC, approximately 26.84% (1,174,178,000 H shares) was held by Hong Kong and overseas shareholders and approximately 22.86% (1,000,000,000 A shares) was held by domestic shareholders. CSAHC owns 50.30% of the total share capital of the Company, therefore it is entitled to exercise all the rights of a controlling shareholder, including the election of executive Directors.

Substantial Shareholders

As of May 31, 2008, the following shareholders had an interest of 5% or more in the Company’s shares:

Name	Number of Shares	Approximate Percentage of the Total Number of Shares

CSAHC	2,200,000,000 domestic shares	50.30%
HKSCC Nominees Limited	1,162,215,598 H shares	26.57%

The table below sets forth, as of May 31, 2008, the following entities hold 5% or more of the total number of H shares issued by the Company.

Name	Number of H Shares	Approximate Percentage of the Total Number of H Shares
HKSCC Nominees Limited	1,162,215,598	98.98%

Domestic shares and H shares have identical voting rights.

Related Party Transactions

The Company enters into transactions from time to time with CSAHC and its associates. For a description of such transactions, see Note 39 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its associates. The Company believes that these arrangements have been entered into by the Group in the ordinary course of business and in accordance with the agreements governing such transactions.

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

Leases

The Company as lessee and CSAHC as lessor have entered into the following lease agreements:

(1)
On May 22, 1997, the Company and CSAHC entered into a Lease Agreement pursuant to which CSAHC leased to the Company certain land and properties at various locations in Guangzhou, Haikou and Wuhan for a term of five years, which was renewable by agreement between both parties thereto.

On May 15, 2001, the Company and CSAHC entered into a lease agreement pursuant to which CSAHC leased to the Company certain parcels of land, properties, and buildings at various locations at Hengyang, Jingzhou (previously known as “Shashi”) and Nanyang for a term of five years, and the rents were calculated on the basis of annual depreciation method. Such Lease Agreement was renewable by agreement between both parties thereto.

In order to comply with the relevant provisions of the Hong Kong Listing Rules regarding connected transactions, the Company and CSAHC have entered into a general lease agreement based on the above agreements through determination and negotiation regarding the actual situation of the lands, properties and buildings located in above areas. This Lease Agreement takes effect retrospectively on January 1, 2006, and is valid for a term of three years. Under this Lease Agreement, the total rent payable is RMB86,029,619.01, of which, the annual rents payable for the years 2006, 2007 and 2008 are RMB27,543,606.01, RMB28,657,966.99 and RMB29,828,046.01 respectively. However, the total rents in the original several lease agreements are RMB92,452,479.48 for the term of five years.

(2)
The Company and CSAHC entered into an indemnification agreement dated May 22, 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain land and buildings.

(3)
The Company and CSAHC entered into a lease agreement dated November 12, 2004, under which CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company. These lands had been administratively allocated to XJA and CNA for the purposes of their civil aviation and related businesses. Subsequently, CSAHC was authorized to deal with the land use rights of such lands, including leasing, but not transferring, such land use rights. Total area of the lands leased is 1,182,297 square meters, and the locations of such lands are in Urumqi, Shenyang, Dalian and Harbin. The lease is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The rent for the land use rights of the designated lands under lease agreement is RMB22,298,000 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and was determined after arm’s length negotiations between the parties. The maximum aggregate annual limit (“Cap”) for the lease agreement is set at RMB22,298,000 per year. This lease agreement expired on December 31, 2007 and the Company and CSAHC had entered into a new agreement regarding the said lease. For details, please refer to item (6) below.

(4)
The Company, CSAHC and CNA entered into a lease agreement dated November 12, 2004, under which CSAHC and CNA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of CNA situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia. The lease is for a fixed term of three years, commencing from the date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The consideration for the lease agreement is RMB43,758,000 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm’s length negotiation between the parties. The Cap for the lease agreement is set at RMB43,758,000 per year. This lease agreement expired on December 31, 2007 and the Company and CSAHC had entered into a new agreement regarding the said lease. For details, please refer to item (6) below.

(5)
The Company, CSAHC and XJA entered into a lease agreement dated November 12, 2004, under which CSAHC and XJA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of XJA situated in Xinjiang and Russia. The lease is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Hong Kong Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The consideration for the lease agreement is RMB5,798,000 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm’s length negotiation between the parties. The Cap for the lease agreement is set at RMB5,798,000 per year. This lease agreement expired on December 31, 2007 and the Company and CSAHC had entered into a new agreement regarding the said lease. For details, please refer to item (6) below.

(6)
Due to the expiration on December 31, 2007 of the Land Use Rights Lease Agreement, the Property Lease Agreement between the Company and CSAHC, and CNA, as well as the Property Lease Agreement between the Company and CSAHC, and XJA as disclosed in items (3), (4) and (5) above, and in order to ensure normal operation of the Company, the Company, based on the current actual leasing conditions of both parties, consolidate the three agreements into two agreements by the type of the leased properties, namely the Land Lease Agreement and the Property Lease Agreement. Those two agreements were entered into between the Company and CSAHC on January 10, 2008 and effective for a period from January 1, 2008 to December 31, 2010. As provided for in the Land Lease Agreement and the Property Lease Agreement, the leased areas of the related lands and properties were changed to 1,104,209.69 square metres and 197,010.37 square metres respectively, and their annual rentals were adjusted to RMB21,817,145.00 and RMB48,474,632.77, or an aggregate of RMB70,291,777.77 for each of the years from 2008 to 2010. The rentals were determined by reference to the market rents of the same district and on the basis that unit rental and payment terms remained unchanged. The independent non-executive Directors of the Company have approved the above two agreements.

Acquisition/Disposal of Assets

The Company entered into an agreement on August 14, 2007 with CSAHC for the acquisition from CSAHC of the entire equity interests in SAG Air Catering Company, the assets of Guangzhou BiHuaYuan Training Centre, certain physical assets of Nan Lung Travel & Express (Hong Kong) Limited (“Nan Lung”) and the 51% equity interest in Nan Lung International Freight Company Limited held by Nan Lung for a total consideration of RMB270,000,000, and for the sale to CSAHC of a 90% interest in Guangzhou Aviation Hotel at a consideration of RMB75,000,000. The resolutions relating to the above transactions were unanimously approved by the independent non-executive Directors.

Arrangements with CSAHC’s Associates

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

On January 10, 2008, the Company entered into a new Import and Export Agency Framework Agreement with SAIETC, pursuant to which the parties shall cooperate on the following business domains: import and export, customs clearance, declaration and examination, tendering and agency, etc.. The Agreement is valid from January 1, 2008 to December 31, 2010, and the annual cap for the commission should not exceed RMB90,000,000. The INEDs have approved this new Import and Export Agency Framework Agreement.

For the year ended December 31, 2007, the commission expense incurred by the Group in respect of the import and export of the above equipment was RMB46,205,000.

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

Advertising Agency Agreement is valid for a term of three years commencing from the date of the agreement. Under the agreement, SACM will produce advertisement script, graphic and music to the Company with the copyright of such products belonging to the Company, subject to compliance with the relevant provisions of the Listing Rules. The parties have determined the various rates for providing advertising services after negotiations on a fair and equitable basis, which are not higher than the market rates for similar advertising services. The independent non-executive Directors of the Company have approved such Advertising Agency Agreement.

On April 12, 2007, the Company and SACM entered into an Advertising Agency Framework Agreement for a term of three years commencing from the date of the agreement. Under the agreement, SACM will produce advertisement script, graphic and music for the Company with the copyrights of such products belonging to the Company, subject to compliance with the relevant provisions of the Hong Kong Listing Rules. The parties have agreed to determine the various rates for providing advertising agency services through negotiations on arms length basis, SACM has undertaken to charge the Company on the basis of the market rates for similar advertising agency services as accepted by the Company. Pursuant to the agreement, the annual caps for 2007, 2008 and 2009 shall be RMB16,000,000, RMB20,500,000 and RMB25,500,000 respectively. The INEDs have approved the agreement.

For the year ended December 31, 2007, payments made by the Group to SACM for advertising services amounted to RMB8,669,000.

China Southern Airlines Group Finance Company Limited (“SA Finance”) which is 66% owned by CSAHC, 21.1% owned by the Company and 12.9% owned in aggregate by subsidiaries of the Company

The Company entered into a Financial Services Agreement (“Financial Services Agreement”) dated May 22, 1997 with SA Finance for the provision of financial services such as deposit and loan facilities, credit facilities, financial guarantees and credit references. The agreement was extended to May 22, 2006. In order to comply with the new requirements under the Listing Rules, the Company and SA Finance entered into a new Financial Services Agreement on December 31, 2004. On November 15, 2007, the Group renewed the Financial Services Framework Agreement with SA Finance, commencing from January 1, 2008 for a period of three years, and is renewable upon request by the Company by written notice of not less than 30 days before the end of the fixed term, subject to compliance with the requirements of the listing rules applicable in the places of listing of the Company.
As the Financial Services Agreement constitutes a discloseable and non-exempt continuing connected transaction within the meaning of Rule 14A.35 of the Hong Kong Listing Rules, it is subject to requirements under Rule 14A.48 of the Hong Kong Listing Rules regarding the reporting, announcement and independent shareholders’ approval. The independent shareholders of the Company approved the Financial Services Framework Agreement at the first extraordinary general meeting of the Company held on January 18, 2008.

Under such agreement, SA Finance agrees to provide to the Company the following financial services:

SA Finance shall pay interests to the Group regularly at a rate not lower than the current deposit rates set by the People’s Bank of China. The Group’s deposits placed with SA Finance were re-deposited in a number of banks, including the Industrial and Commercial Bank of China, China Construction Bank, Agricultural Bank of China, Bank of Communications, Bank of China, China Merchants Bank and Standard Chartered Bank (China), etc.. In order to ensure the implementation of the Agreement, SA Finance has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the aggregate of share capital, reserves and total deposits of other companies (excluding the Group). The rates should be determined on arm’s length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties hereby agreed that the balance of the Group’s deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB2.6 billion, nor should the balance of loans provided to SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5 million. The agreement is valid for a term of three years.

As of December 31, 2007, the Group’s deposits placed with SA Finance amounted to RMB906 million. The applicable interest rates are determined in accordance with the rates published by the People’s Bank of China.

As of December 31, 2007, loans from SA Finance to the Group amounted up to RMB329 million which bore interest at rates ranging from 5.10% to 6.16% per annum during the year.

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

For the year ended December 31, 2007, the amount payable by the Group to Shenzhen Air Catering Company Limited for the provision of in-flight meals was approximately RMB55,857,000.

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

For the year ended December 31, 2007, the amount payable by the Group to the Australian Pilot College for training services was RMB109,847,000.

Southern Airlines (Group) Economic Development Company, which is 61% owned by CSAHC and 39% owned by an independent third party

The Company and Southern Airlines (Group) Economic Development Company entered into an agreement dated May 22, 1997 for the provision of drinks, snacks, liquor, souvenirs and other products for a term extending from May 22, 1997 to May 22, 2007. Since May 23, 2007, Southern Airlines (Group) Economic Development Company has not carried out any continuing connected transactions for the provision of drinks, snacks, liquor, souvenirs and other products to the Company.

For the year ended December 31, 2007, the amount paid by the Group to Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products was RMB72,205,000.

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

The Company and PCACL have entered into the Framework Agreement on Expanded Businesses Including the Sale of Air Tickets, the Airfreight Forwarding Services, Chartered Flight and Pallets Agency Services, Delivery Services For the Outside Storage Area and the relevant Internal Operation Services For the Inside Storage Area of China Southern Airlines Company Limited dated January 10, 2008 (“New Sales Agreement”), which is valid from January 1, 2008 to December 31, 2010. Pursuant to the agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. The annual transaction cap of the sales value shall not exceed RMB250 million.

For the year ended December 31, 2007, the aggregate amount of ticket and cargo sales of the Group conducted through the above sales arrangement was RMB151,822,000.

SAG Air Catering Company

The Company and the SAG Air Catering Company entered into a catering agreement dated November 12, 2004 (“Catering Agreement”) under which the SAG Air Catering Company would supply: (1) in-flight meals in accordance with the menus of in-flight meals to be agreed with the Company from time to time, and in such quantity as the Company shall advise the Catering Company in advance; and (2) catering services for different flights of the Company (including normal, additional, chartered and temporary flights) originating or stopping at the domestic airports, mainly in northern China and the Xinjiang regions.

The Catering Agreement is for a fixed term of three years, commencing from the date of the agreement. The parties have agreed, after arm’s length negotiation, on the price of each type of in-flight meal and the service charges for each type of aircraft. The prices of in-flight meals and the service charges are not higher than the market rate of comparable in-flight meals and service charges. The SAG Air Catering Company would issue an invoice listing out the quantity of in-flight meals supplied, the agreed unit price and the total price payable for each of the Company flights it provides service for. The cap for the Catering Agreement is set at RMB220,000,000 per year. The Company and CSAHC entered into an acquisition agreement dated August 14, 2007 to acquire 100% equity interest of the SAG Air Catering Company.

For the year ended December 31, 2007, the Group has paid the in-flight meals charge in the sum of RMB101,338,000 pursuant to the Catering Agreement.

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

For the year ended December 31, 2007, the Company paid the property management and maintenance fee of RMB31 million pursuant to the Property Management Framework Agreement.

Please also see note 37 to our consolidated financial statements included elsewhere in this Form 20-F.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

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

In August 2004, we entered into a cooperation agreement with the Plaintiffs and, in September 2004, Nan Lung Travel & Express (H.K.) Ltd., our Hong Kong sales agent, entered into an air ticket sales agency agreement with the Plaintiffs. The performance of both agreements has been completed. The Plaintiffs, however, have filed a lawsuit against us for liquidated damages for breach of the provisions on air ticket sales commissions and other payments under those two agreements. The amount of the claim is approximately HKD107 million. We are currently in the process of retaining legal counsel and will actively defend ourselves.

Although the proceeding is still at an early stage, we believe it will not have any material effect on the business operations and financial position of the Company.

Dividend Information

No interim dividend was paid during the year ended December 31, 2007. The Board of Directors does not recommend the payment of a final dividend in respect of the year ended December 31, 2007.

ITEM 9. THE OFFER AND LISTING.

Offer and Listing Details

The principal trading market for the Company’s H Shares is the Hong Kong Stock Exchange, and the Company’s trading code is “1055”. The ADRs, each representing 50 H Shares, are evidenced by ADRs issued by The Bank of New York as the Depositary for the ADRs, and are listed on the New York Stock Exchange under the symbol “ZNH”.

In July 2003, the Company issued and listed 1,000,000,000 A shares on the Shanghai Stock Exchange with trading code of “600029”. The 2,200,000,000 Domestic Shares held by CSAHC are not listed on any stock exchange and are essentially not transferable by CSAHC.

Set forth below for the periods indicated are the high and low sales prices of H Shares on the Hong Kong Stock Exchange, ADRs on the New York Stock Exchange and A Shares on the Shanghai Stock Exchange.

	The Hong Kong Stock Exchange Price per H Share (HK$)		The New York Stock Exchange Price per ADR (US$)		The Shanghai Stock Exchange Price per A Share (RMB)
	High	Low	High	Low	High	Low

Annual Market Prices
Fiscal Year ended December 31, 2003	3.50	1.46	22.78	9.53	5.34	3.75
Fiscal Year ended December 31, 2004	4.68	2.47	29.73	15.95	6.87	3.96
Fiscal Year ended December 31, 2005	3.10	1.83	19.93	11.68	5.30	2.23
Fiscal Year ended December 31, 2006	3.42	1.60	22.43	10.51	4.09	2.24
Fiscal Year ended December 31, 2007	13.90	3.25	94.48	20.81	28.73	4.26
Quarterly Market Prices
Fiscal Year ended December 31, 2006
First Quarter	2.45	2.18	15.82	14.00	2.97	2.48
Second Quarter	2.30	1.66	14.96	10.82	2.92	2.24
Third Quarter	2.25	1.60	14.86	10.51	2.94	2.27
Fourth Quarter	3.42	2.29	22.43	14.06	4.09	2.95
Fiscal Year ended December 31, 2007
First Quarter	4.22	3.25	26.82	20.81	7.43	4.26
Second Quarter	5.59	3.37	35.64	21.80	9.48	7.80
Third Quarter	13.90	5.01	94.48	32.37	28.73	8.42
Fourth Quarter	12.08	7.97	77.97	49.45	27.95	19.08
Monthly Market Prices
December 2007	10.28	8.47	65.45	54.55	27.95	23.98
January 2008	10.44	6.70	65.31	43.99	28.68	20.06
February 2008	8.08	7.18	50.63	45.74	22.74	18.94
March 2008	7.92	5.13	50.76	33.96	21.58	12.98
April 2008	6.16	4.50	41.48	29.77	16.61	10.27
May 2008	5.70	4.40	36.00	28.24	13.92	10.28
June 2008 (up to June 19, 2008)	5.02	3.67	31.34	23.42	10.99	7.06

Plan of Distribution

Not applicable.

Markets

See “Offer and Listing Details” above.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following is a summary of certain provisions of our Articles of Association. As this is a summary, it does not contain all the information that may be important to you. You and your advisors should read the text of our Articles of Association for further information, which was filed as an exhibit to our Annual Report on Form 20-F for fiscal year 2006 filed with the Securities and Exchange Commission (File Number: 001-14660) dated on June 29, 2007.

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

Other Senior Administrative Officers

Pursuant to the Article 16 of the Articles of Association, other senior administrative officers of the Company refer to executive vice president, chief financial officer, the board secretary, chief economist, chief engineer, chief pilot, and chief legal adviser and chief information officer.

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

Pursuant to Article 28 of the Articles of Association, Domestic-Invested Shares issued by the Company shall be called “A Shares”. Overseas-Listed Foreign-Invested Shares issued by the Company and listed in Hong Kong shall be called “H Shares”. H Shares are shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited, the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States of America in the form of ADR.

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

C. Material Contracts

The Company has not entered into any material contracts other than in the ordinary course of business and other than those described in this Item 10, Item 7, "Related Party Transactions", Item 4, “Information on the Company” or elsewhere in this Annual Report on Form 20-F.

(a)
Pursuant to the Airbus Aircraft Acquisition Agreement dated July 6, 2006 between the Company and Airbus, the Company would acquire 50 Airbus A320 series aircraft from Airbus. The aggregate catalogue price for the Airbus Aircraft is approximately US$3.316 billion. The aggregate consideration for the acquisition of the Airbus Aircraft is payable by cash in installments and the Airbus Aircraft will be delivered in stages to the Company during the period commencing from 2009 to 2010. The Board has passed resolutions with regard to the change in method of procuring eight A320 series out of the abovementioned 50 Airbus A320 series aircraft from purchase to operating lease.

(b)
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

(c)
Pursuant to the Xiamen Aircraft Acquisition Agreement dated October 13, 2006 between Xiamen Airlines and Boeing, Xiamen Airlines would acquire six Boeing B737 aircraft from Boeing. The catalogue price of a Boeing B737 aircraft is US$66-US$75 million. Such catalogue price includes price for airframe and engine. The aggregate consideration for the acquisition of the B737 Aircraft is payable by cash in installments and the B737 Aircraft will be delivered to Xiamen Airlines in 2010.

(d)
Pursuant to the Aircraft Acquisition Agreement dated July 16, 2007 between the Company and Airbus SNC, the Company will acquire 20 Airbus A320 series aircraft from Airbus SNC. The catalogue price for each of the Airbus A320 series aircraft is in the range from US$66.5 to US$85.9 million. Such catalogue price includes the price for airframe and engines. The aggregate consideration for the acquisition of the A320 aircraft will be partly payable by cash of the Company, and partly by financing arrangements with banking institutions. The A320 aircraft will be delivered in stages to the Company during the period commencing from March 2009 to August 2010.

(e)
Pursuant to the Xiamen Aircraft Acquisition Agreement dated July 16, 2007 between Xiamen Airlines and Boeing, Xiamen Airlines will acquire 25 Boeing B737 aircraft from Boeing. The catalogue price for each of the Boeing B737 aircraft is in the range from US$70.5 to US$79 million. Such catalogue price includes the price for airframe and engines. The aggregate consideration for the acquisition of the B737 aircraft will be partly payable by cash of Xiamen Airlines, and partly by financing arrangements with banking institutions. The B737 aircraft will be delivered in stages to Xiamen Airlines during the period commencing from July 2011 to November 2013.

(f)
Pursuant to the Aircraft Acquisition Agreement dated August 20, 2007 between the Company and Boeing, the Company will acquire 55 Boeing B737 series aircraft from Boeing, the catalogue price of a Boeing B737 series aircraft is in the range of US$57 -US$79 million. Such catalogue price includes price for airframe and engines. The aggregate consideration for the acquisition of the Boeing aircraft will be partly payable by cash of the Company, and partly by financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to the Company during the period commencing from May 2011 to October 2013.

(g)
Pursuant to the Aircraft Acquisition Agreement dated October 23, 2007 between the Company and Airbus SNC, the Company will acquire 10 Airbus A330-200 aircraft from Airbus SNC, the catalogue price of an Airbus A330-200 aircraft is in the range of US$167.7-176.7 million. Such catalogue price includes price for airframe and engines. The aggregate consideration for the acquisition will be partly payable by cash of the Company, and partly by financing arrangements with banking institutions. The Airbus aircraft will be delivered in stages to the Company during the period commencing from March 2010 to August 2012.

(h)
Pursuant to the Xiamen Aircraft Acquisition Agreement dated April 18, 2008 between Xiamen Airlines and Boeing, Xiamen Airlines will acquire 20 Boeing B737 series aircraft from Boeing. According the information provided by Boeing, the aggregate catalogue price for the 20 Boeing B737 series aircraft is around US$1,500 million. Such catalogue price includes price for airframe and engines. The aggregate consideration for the acquisition of the Boeing aircraft will be partly payable by cash of Xiamen Airlines, and partly by financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from April 2014 to October 2015.

D. Exchange Controls

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

The Company is generally required by law to sell all its foreign currency revenues to Chinese banks. The Company may purchase foreign currency directly from Chinese banks for any current account transactions, such as trade transactions in its usual and normal course of business, including acquisition of aircraft, jet fuel and flight equipment (such acquisition requires approvals from the relevant Chinese Government agencies). Payment of dividends by the Company to holders of the Company’s H Shares and ADRs is also considered a current account transaction under Chinese law. Therefore, there is no legal restriction on the conversion of Renminbi into foreign currency for the purpose of paying dividends to such holders of H Shares and ADRs. In addition, the Company’s Articles of Association require the Company to pay dividends to holders of the Company’s H Shares and ADRs in foreign currency.

On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar so that the Renminbi is now permitted to fluctuate within a band against a basket of certain foreign currencies. On May 18, 2007, the People’s Bank of China announced that the floating band of Renminbi would be permitted to rise or fall by as much as 0.5%. The PRC government has stated publicly that it intends to further liberalize its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Any significant revaluation of the Renminbi may have a material adverse effect on the Company's financial performance, and the value of, and any dividends payable on, the Company's H Shares and ADRs in foreign currency terms.

Other Limitations

There are no limitations on the right of non-resident or foreign owners to hold or vote H Shares or ADRs imposed by Chinese law or by the Articles of Association or other constituent documents of the Company. However, under current Chinese law, foreign ownership of the Company may not exceed 49%.

E. Taxation

Chinese Taxation

The following is a general summary of certain Chinese tax consequences of the acquisition, ownership and disposition of H Shares and ADRs. This summary is based upon tax laws of China as in effect on the date of this Annual Report, including the income tax treaty between the United States and China (the “U.S.-PRC Tax Treaty”), all of which are subject to change or different interpretation.

In general, for Chinese tax purposes, holders of ADRs will be treated as the owners of the H Shares represented by those ADRs, and exchanges of H Shares for ADRs, and ADRs for H Shares, will not be subject to taxation under the laws of China.

This summary does not purport to address all material tax consequences for holders or prospective purchasers of H Shares or ADRs, and does not take into account the specific circumstances of such investors. Investors should consult their own tax advisors as to Chinese or other tax consequences of the acquisition, ownership and disposition of H Shares or ADRs.

As a result of the new tax law, the statutory income tax rate currently adopted by the Company and its subsidiaries has changed from 33% to 25% with effect from January 1, 2008. Pursuant to new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 respectively.

Dividends

The new tax law generally provides for the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

For individuals, Chinese tax law generally provides that an individual who receive dividends from the Company is subject to a 20% income tax. Currently, dividend income received by any foreign individual that holds overseas shares in any Chinese domestic enterprise is temporarily exempt from income tax. In the event that the exemption is discontinued, such payments will be subject to individual income tax at the 20% rate unless the holder is entitled to a tax waiver or a lower tax rate under an applicable double-taxation treaty.

China currently has double-taxation treaties with a number of countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States. Under the U.S.-PRC Tax Treaty, China may tax a dividend paid by the Company to a U.S. holder up to a maximum of 10% of the gross amount of such dividend

Capital Gains from Transfer or Disposition of Shares

The new tax law generally provides that a non-resident enterprise is subject to a 10% capital gains tax for the transfer or disposition of Shares.

For individual share holders, Chinese tax law generally provides that an individual who transfers or otherwise disposes of a company’s shares of capital stock is subject to a 20% capital gains tax. Currently, all individuals are temporarily exempt from capital gains tax on transfers of shares of capital stock of joint stock companies, such as the Company. Should such temporary exemption be discontinued, such holders may be subject to a 20% capital gains tax unless reduced by an applicable double-taxation treaty.

Under the U.S.-PRC Tax Treaty, for example, China may only impose a 20% capital gains tax from the sale or other disposition by a U.S. holder of H Shares or ADRs representing an interest in the Company of 25% or more.

Stamp Duty

Transfers of shares of capital stock of a company are not subject to Chinese stamp duty if the stock transfer documents are not executed or received within China (excluding Hong Kong, Macau and Taiwan).

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Company’s ADRs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in the Company’s ADRs. This discussion applies to you only if you hold and beneficially own the Company’s ADRs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ADRs through any such entities;

•	persons that hold ADRs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s shares (including ADRs) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which is referred to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on the assumptions regarding the value of the Company’s shares and the nature of its business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For U.S. federal income tax purposes, as a holder of ADRs, you are treated as the owner of the underlying ordinary shares represented by such ADRs.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of the Company’s ADRs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADRs and are:

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

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADRs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. Holders

Dividends on ADRs

Subject to the “Passive Foreign Investment Company” discussion below, if the Company makes distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADRs will generally be treated as dividend income if the distributions are made from the Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADRs for a sufficient period of time, dividend distributions on the Company’s ADRs will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2009) as long as the Company’s ADRs continue to be readily tradable on the New York Stock Exchange and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Distributions on the Company’s ADRs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from the Company. Dividends generally will constitute foreign source passive income for U.S. foreign tax credit limitation purposes.

Sales and other dispositions of ADRs

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of the Company’s ADRs, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADRs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADRs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in the Company’s ADRs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

If the Company were a Passive Foreign Investment Company (“PFIC”) in any taxable year in which you hold the Company’s ADRs, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

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

The Company believes that it was not a PFIC for the taxable year 2007. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2008 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, the Company would be a PFIC for the taxable year 2007 if the sum of its average market capitalization, which is its share price multiplied by the total amount of its outstanding shares, and its liabilities over that taxable year is not more than twice the value of its cash, cash equivalents, and other assets that are readily converted into cash.

If the Company were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions the Company makes and on any gain realized on the disposition or deemed disposition of your ADRs, regardless of whether the Company continues to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADRs. Distributions in respect of your ADRs during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADRs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (1) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before the Company became a PFIC would be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if the Company were a PFIC, no distribution that you receive from the Company would qualify for taxation at the preferential rate discussed in the “Dividends on ADRs” section above.

If the Company were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADRs. However, the Company does not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ADRs.

If the Company were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADRs provided the Company’s ADRs are “marketable”. The Company’s ADRs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADRs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADRs would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADRs. Separately, if the Company were a PFIC in any year, you would be able to avoid the “excess” distribution rules by making a timely election to treat us as a so-called “Qualified Electing Fund” or “QEF”. You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of the Company’s ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of the Company’s net capital gain for the taxable year. However, the Company does not intend to provide you with the information you would need to make or maintain a “QEF” election and you will, therefore, not be able to make or maintain such an election with respect to your ADRs.

Non-U.S. Holders

If you beneficially own ADRs and are not a U.S. Holder for U.S. federal income tax purposes (a “Non-U.S. Holder”), you generally will not be subject to U.S. federal income tax or withholding tax on dividends received from the Company with respect to ADRs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADRs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADRs, unless:

•
that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADRs, such gain is attributable to a permanent establishment that you maintain in the United States; or

•
you are a non-resident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income from your ADRs, including dividends and the gain from the disposition of the Company’s ADRs, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. Holders discussed above. In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ADRs and the proceeds received on the sale or other disposition of those ADRs may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

HOLDERS OF THE COMPANY’S ADRS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF THE ADRS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330. Copies of this material may also be obtained for the Company's website at http:// www.csair.com.

I. Subsidiary Information

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

The Company’s governance practices
The Company has established a nominating committee. As at December 31, 2007, the Nomination Committee consists of three members, Messrs Liu Shao Yong, Wang Zhi and Gong Hua Zhang. Most of them are independent directors and Mr. Liu Shao Yong acts as the chairman. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of directors and executives and give advice to the Board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to the Board.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.
Compensation Committee
The board of directors of a listed company can, through the resolution of shareholders’ meeting, have a compensation and evaluation committee composed entirely of directors, of whom the independent directors are the majority and act as the convener.

The Company’s governance practices
The Company has established a remuneration committee consisting of three members. The remuneration committee is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Gong Hua Zhang and executive Director Wang Quan Hua as members.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Group’s earnings are affected by changes in the price and availability of jet fuel. The Group enters into fuel option contracts to manage its price risk exposure to jet fuel. These contracts are designed to provide protection against sharp increases in the price of jet fuel. The fair value of the Group's fuel related derivatives was RMB2 million at December 31, 2007. These instruments will expire between 2008 and 2009.

The Group is subject to market risks due to fluctuations in interest rates. The majority of the Group’s borrowing is in the form of long-term fixed-rate and variable-rate debts with original maturities ranging from two to fifteen years. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. From time to time, the Group may enter into interest rate swaps designed to mitigate exposure relating to interest rate risks. No such contract was outstanding as of December 31, 2007.

The Group is also exposed to foreign currency risk as a result of its aircraft and flight equipment being sourced from overseas suppliers. Specifically, the Group’s foreign currency exposure relates primarily to its foreign currency long-term bank and other loans used to finance such capital expenditures and its capital commitments. Subject to certain restrictive conditions imposed by the State Administration of Foreign Exchange, the Group may, from time to time, enter into forward foreign exchange contracts to mitigate its foreign currency exposures. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. Under the contracts, the Group will buy US$1 million by selling Japanese Yen at certain specified rates on each of the 35 settlement dates until the maturity of the contracts in 2010. For the year ended December 31, 2007, a net loss of approximately RMB5 million arising from changes in the fair value of these foreign currency forward option contracts has been recognised in profit or loss. At December 31, 2007, the fair value of these currency forward option contracts was financial liabilities of approximately RMB5 million.

As of December 31, 2007, the Group operated a total of 199 aircraft under operating and finance leases at rates that are substantially fixed. Such leases expose the Group to market risks; however, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under finance leases and operating leases are disclosed in Note 30 and Note 44 to the Financial Statements, respectively.

The following table provides information regarding the Group’s material interest rate sensitive financial instruments as of December 31, 2007 and 2006:

	As of December 31, 2007								As of December 31, 2006
	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter	Total recorded amount	Fair value(2)	Total recorded amount	Fair value(2)
Fixed-rate bank and other loans In US$	274	237	195	84	64	483	1,337	1,355	1,863	1,861
Average interest rate	5.83%	5.85%	5.88%	5.74%	5.74%	5.74%
Variable-rate bank and other loans In US$	24,327	2,457	1,618	1,447	590	1,559	31,998	31,998	29,500	29,500
Average interest rate	5.12%	5.12%	5.12%	5.12%	5.11%	5.11%
In HKD	1						1	1	1,667	1,667
Average interest rate	4.75%
In RMB	346	46	203	44	44	3	686	686	809	809
Average interest rate	6.17%	6.24%	6.26%	6.24%	6.24%	—

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2007 and 2006.

The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2007 and 2006:

	As of December 31, 2007								As of December 31, 2006
	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter	Total recorded amount	Fair value(1)	Total recorded amount	Fair value(1)
Fixed-rate bank and other loans In US$	274	237	195	84	64	483	1,337	1,355	1,863	1,861
Variable-rate bank and other loans In US$	24,327	2,457	1,618	1,447	590	1,559	31,998	31,998	29,500	29,500
In HKD	1					—	1	1	1,667	1,667
Capital commitment in US$	19,125	20,767	20,065	12,747	15,466	572	88,742	88,742	66,881	66,881

(1)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2007 and 2006.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.	MATERIAL MODIFICATIONS TO THE INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

None.

B.	MATERIAL MODIFICATIONS TO THE RIGHTS OF REGISTERED SECURITIES BY ISSUING OR MODIFYING ANY OTHER CLASS OF SECURITIES

None.

C.	WITHDRAWAL OR SUBSTITUTION OF A MATERIAL AMOUNT OF THE ASSETS SECURING ANY REGISTERED SECURITIES

Not applicable.

D.	CHANGE OF TRUSTEES OR PAYING AGENTS FOR ANY REGISTERED SECURITIES

Not applicable.

E.	Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure controls and procedures

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

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

(c) Attestation of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
China Southern Airlines Company Limited:

We have audited the internal control over financial reporting of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Southern Airlines Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, China Southern Airlines Company Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of The Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2007, and our report dated April 18, 2008, except for Note 46(e), which is as of 28 May, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China
April 18, 2008

(d) Changes in internal control over financial reporting

During the year ended December 31, 2007, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Board of Directors has determined that Mr. Gong Hua Zhang qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Gong Hua Zhang satisfies as an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the US Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3under the Exchange Act. See “Item 6 Directors, Senior Management and Employees — Directors and Senior Management”.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of the Company’s principal accountants and all other fees billed for products and services provided by the Company’s principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2006 and 2007:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees

2006	RMB11 million	RMB4.0 million	RMB0.47 million	RMB3.7 million

2007	RMB12.4 million	RMB4.5 million	RMB0.25 million	RMB2.8 million

Audit-related fees

Review of the Group’s 2006 interim financial report prepared under IFRSs and 2007 interim financial report prepared under IFRSs.

Tax fees

Services provided primarily consist of tax compliance services.

Other fees

Provision of Sarbanes Oxley Act of 2002 advisory services.

Before our principal accountant were engaged by the Company or our subsidiaries to render the audit or non audit services, the engagements have been approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The Company and its associates have not purchased any issued common shares of the Company during 2007 and up to the date of this Annual Report.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
1.1
Amended Articles of Association of China Southern Airlines Company Limited (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for fiscal year 2006 filed with the Securities and Exchange Commission (File Number: 001-14660) for the year ended December 31, 2006 with the Securities and Exchange Commission on June 29, 2007)

4.1
Form of Director’s Service Agreement (Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006)

4.2
Form of Non-Executive Director’s Service Agreement (Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006)

8.1	Subsidiaries of China Southern Airlines Company Limited

10.1
Airbus Aircraft Acquisition Agreement entered into between China Southern Airlines Company Limited and Airbus dated July 6, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on July 11, 2006)

10.2
Boeing Aircraft Acquisition Agreement entered into between China Southern Airlines Company Limited and Boeing dated October 13, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on October 17, 2006)

10.3
Xiamen Aircraft Acquisition Agreement entered into between Xiamen Airlines and Boeing dated October 13, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on October 17, 2006)

10.4
Airbus Aircraft Acquisition Agreement entered into between the Company and Airbus dated on July 16, 2007 (Incorporated by reference to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on July 17, 2007)

10.5
Xiamen Aircraft Acquisition Agreement entered into between Xiamen Airlines and Boeing dated on July 16, 2007 (Incorporated by reference to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on July 17, 2007)

10.6
Boeing Aircraft Acquisition Agreement entered into between the Company and Boeing dated on August 20, 2007 (Incorporated by reference to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on August 21, 2007)

10.7
Airbus Aircraft Acquisition Agreement entered into between the Company and Airbus dated on October 23, 2007 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on October 23, 2007)

10.8
Boeing Aircraft Acquisition Agreement between Xiamen Airlines and Boeing dated April 18, 2008 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on April 22, 2008)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Southern Airlines Company Limited

We have audited the accompanying consolidated balance sheets of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 18, 2008 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ KPMG
Hong Kong, China
April 18, 2008, except for Note 46(e), which is as of May 28, 2008

Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007	2006	2005
		RMB million	RMB million	RMB million
Operating revenue
Traffic revenue	3	53,297	45,087	37,419
Other operating revenue	3	1,205	1,132	874
Total operating revenue		54,502	46,219	38,293

Operating expenses
Flight operations	4	29,082	25,022	19,761
Maintenance	5	4,643	3,999	4,589
Aircraft and traffic servicing	6	8,160	7,063	6,534
Promotion and sales	7	3,478	2,811	2,780
General and administrative	8	1,983	1,941	1,315
Depreciation and amortisation	9	5,554	4,971	4,440
Others		113	100	179
Total operating expenses		53,013	45,907	39,598
Other income / (expenses), net	12	130	333	(32)
Operating profit / (loss)		1,619	645	(1,337)

Non-operating income / (expenses)
Interest income		73	41	55
Interest expense	11	(2,291)	(2,070)	(1,616)
Share of associates’ results	19	57	5	(285)
Share of jointly controlled entities’ results	20	123	115	36
Gain / (loss) on derivative financial instruments, net		90	(19)	—
Exchange gain, net		2,832	1,492	1,220
Gain on sale of other investments in equity securities		107	—	—
Gain on disposal of a subsidiary	42(c)	7	—	—
Others, net		306	148	74
Total net non-operating income / (expenses)		1,304	(288)	(516)
Profit / (loss) before taxation		2,923	357	(1,853)
Income tax (expense) /benefit	14	(858)	(153)	7
Profit / (loss) for the year		2,065	204	(1,846)

Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007	2006	2005
		RMB million	RMB million	RMB million
Attributable to
Equity shareholders of the Company		1,871	188	(1,848)
Minority interests		194	16	2
Profit / (loss) for the year		2,065	204	(1,846)

Earnings per share	16
Basic		RMB 0.43	RMB 0.04	RMB (0.42)
Diluted		RMB 0.43	RMB 0.04	RMB (0.42)

The notes on pages F-10 to F-82 form part of these consolidated financial statements.

Consolidated Balance Sheets at December 31, 2007 and 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007	2006
		RMB million	RMB million
Non-current assets
Property, plant and equipment, net	17	58,441	56,335
Construction in progress	18	11,385	9,587
Lease prepayments		556	493
Interest in associates	19	219	149
Interest in jointly controlled entities	20	873	870
Other investments in equity securities	21	168	261
Lease deposits		659	782
Available-for-sale equity securities	22	362	69
Deferred tax assets	23	11	95
Other assets	24	469	260
		73,143	68,901

Current assets
Financial assets	25	2	—
Inventories	26	1,213	1,315
Trade receivables	27	1,966	1,512
Other receivables		1,075	879
Prepaid expenses and other current assets		592	585
Amounts due from related companies	32	118	128
Cash and cash equivalents	28	3,824	2,264
		8,790	6,683

Current liabilities
Financial liabilities	25	5	26
Bank and other loans	29	24,948	23,822
Obligations under finance leases	30	2,877	3,091
Trade payables	31	1,844	1,909
Sales in advance of carriage		1,885	1,436
Taxes payable		500	126
Amounts due to related companies	32	194	254
Accrued expenses	33	7,354	5,463
Other liabilities	34	2,994	2,736
		42,601	38,863
Net current liabilities	43(a)	(33,811)	(32,180)
Total assets less current liabilities		39,332	36,721

Consolidated Balance Sheets at December 31, 2007 and 2006 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007	2006
		RMB million	RMB million
Non-current liabilities and deferred items
Bank and other loans	29	9,074	10,018
Obligations under finance leases	30	12,858	12,307
Provision for major overhauls	35	683	805
Provision for early retirement benefits	36	230	306
Deferred credits		1,027	792
Deferred tax liabilities	23	748	372
		24,620	24,600
Net assets		14,712	12,121

Capital and reserves
Share capital	37	4,374	4,374
Reserves	38	7,872	5,814
Total equity attributable to equity shareholders of the Company		12,246	10,188
Minority interests		2,466	1,933
Total equity		14,712	12,121

The notes on pages F-10 to F-82 form part of these consolidated financial statements.

Consolidated Statements of Changes in Equity for the years ended December 31, 2007, 2006 and 2005
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
					Retained
					earnings /
	Share	Share	Fair value	Other	(accumulated		Minority	Total
	capital	premium	reserves	reserves	losses)	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
				(Note)

At January 1, 2005	4,374	5,325	-	603	1,546	11,848	2,055	13,903
Loss for the year	-	-	-	-	(1,848)	(1,848)	2	(1,846)
Capital contribution by minority shareholders	-	-	-	-	-	-	17	17
Acquisition of equity interest held by minority shareholders	-	-	-	-	-	-	(118)	(118)
Distributions to minority shareholders	-	-	-	-	-	-	(20)	(20)
At December 31, 2005	4,374	5,325	-	603	(302)	10,000	1,936	11,936

At January 1, 2006	4,374	5,325	-	603	(302)	10,000	1,936	11,936
Profit for the year	-	-	-	-	188	188	16	204
Acquisition of equity interest held by minority shareholders	-	-	-	-	-	-	(12)	(12)
Distributions to minority shareholders	-	-	-	-	-	-	(7)	(7)
At December 31, 2006	4,374	5,325	-	603	(114)	10,188	1,933	12,121

At January 1, 2007	4,374	5,325	-	603	(114)	10,188	1,933	12,121
Profit for the year	-	-	-	-	1,871	1,871	194	2,065
Capital contribution by minority shareholders	-	-	-	-	-	-	240	240
Acquisition of Nan Lung Freight and Air Catering (Note 42(b))	-	-	-	-	-	-	80	80
Disposal of equity interest to minority shareholders (Note 42(c))	-	-	-	-	-	-	(8)	(8)
Changes in fair value of available-for-sale securities, net (Note 22)	-	-	183	-	-	183	35	218
Distributions to minority shareholders	-	-	-	-	-	-	(8)	(8)
Share of an associate’s reserves movement	-	-	-	4	-	4	-	4
At December 31, 2007	4,374	5,325	183	607	1,757	12,246	2,466	14,712

Note:	Other reserves represent statutory surplus reserve, discretionary surplus reserve and others. Details are set out in Note 38.

The notes on pages F-10 to F-82 form part of these consolidated financial statements.

Consolidated Cash Flow Statements for the years ended December 31, 2007, 2006 and 2005
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2007	2006	2005
	RMB million	RMB million	RMB million

Profit / (loss) before taxation	2,923	357	(1,853)
Depreciation of property, plant and equipment	5,597	4,999	4,420
Other amortisation	28	33	40
Amortisation of deferred credits	(71)	(61)	(78)
Impairment loss	109	—	—
Share of associates’ results	(57)	(5)	285
Share of jointly controlled entities’ results	(123)	(115)	(36)
(Gain) / loss on sale of property, plant and equipment, net	(130)	(333)	32
Gain on sale of other investments in equity securities	(107)	—	—
Gain on sale of subsidiary	(7)	—	—
Interest income	(73)	(41)	(55)
Interest expense	2,291	2,070	1,616
(Gain) / loss on derivative financial instruments, net	(90)	19	—
Net realised and unrealised gain on equity securities held for trading	—	—	(6)
Dividend income from other investments in equity securities	(12)	(7)	-
Unrealised exchange gain, net	(2,832)	(1,492)	(1,164)
Decrease in inventories	108	95	46
(Increase) / decrease in trade receivables	(349)	36	(315)
Decrease / (increase) in other receivables	304	152	(236)
Increase in prepaid expenses and other current assets	(8)	(205)	(2)
(Decrease) / increase in net amounts due to related companies	(50)	113	(493)
(Decrease) / increase in trade payables	(95)	(2,048)	2,239
Increase in sales in advance of carriage	449	23	539
Increase / (decrease) in accrued expenses	1,846	568	(399)
Increase/ (decrease) in other liabilities	245	(247)	822
(Decrease) / increase in provision for major overhauls	(122)	504	17
(Decrease) / increase in provision for early retirement benefits	(76)	306	—
Cash inflows from operations	9,698	4,721	5,419
Interest received	73	41	55
Interest paid	(2,814)	(2,419)	(1,616)
Income tax paid	(88)	(46)	(23)
Net cash inflows from operating activities	6,869	2,297	3,835

Consolidated Cash Flow Statements for the years ended December 31, 2007, 2006 and 2005 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2007	2006	2005
	RMB million	RMB million	RMB million
Investing activities
Proceeds from sale of property, plant and equipment	288	490	238
Proceeds from sale of other investments in equity securities	127	—	689
Net cash settlement of derivative financial instruments	67	7	—
Increase in deferred credits	—	—	57
Dividends received from associates	—	33	2
Dividends received from jointly controlled entities	79	50	39
Dividends received from other investments	12	7	4
Decrease in other non-current assets	—	16	4
Payment for the CNA/XJA Acquisitions (Note 42(e))	—	—	(1,959)
Payment of acquisition of equity interest held by minority shareholders	—	(12)	(118)
Payment of lease deposits	(86)	(136)	(206)
Refund of lease deposits	165	103	16
Capital expenditures	(5,502)	(6,044)	(6,775)
Payment for the investment in associate and other investments	(10)	(31)	—
Through the acquisition of CSAHC Hainan (Note 42(d))	—	33	—
Payment for acquisition of Nan Lung Freight and Air Catering (Note 42(b))	(58)	—	—
Proceeds from disposal of GZ Aviation Hotel (Note 42(c))	74	—	—
Net cash used in investing activities	(4,844)	(5,484)	(8,009)
Net cash inflows / (outflows) before financing activities	2,025	(3,187)	(4,174)

Consolidated Cash Flow Statements for the years ended December 31, 2007, 2006 and 2005 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007	2006	2005
		RMB million	RMB million	RMB million
Financing activities
Proceeds from bank and other loans		30,984	24,983	18,238
Repayment of bank and other loans		(28,660)	(19,113)	(12,193)
Repayment of principal under finance lease obligations		(3,021)	(3,313)	(2,050)
Capital contribution received from minority shareholders		240	—	17
Dividends paid to minority shareholders		(8)	(7)	(20)
Net cash (outflow) / inflows from financing activities		(465)	2,550	3,992

Increase / (decrease) in cash and cash equivalents		1,560	(637)	(182)
Cash and cash equivalents at January 1		2,264	2,901	3,083
Cash and cash equivalents at December 31		3,824	2,264	2,901

The notes on pages F-10 to F-82 form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

1	Basis of presentation

China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services.

The Company was established in the People’s Republic of China (the “PRC” or “China”) on March 25, 1995 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of the Company’s holding company, China Southern Air Holding Company (“CSAHC”). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company’s H Shares and American Depositary Receipts (“ADR”) (each ADR representing 50 H Shares) have been listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

2	Principal accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and interpretations issued by the International Accounting Standards Board (the “IASB”).

The IASB has issued certain new and revised IFRSs and interpretations that are first effective or available for early adoption for the current accounting period of the Group. There have been no significant changes to the accounting policies applied in these consolidated financial statements for the years presented as a result of these developments. A summary of the principal accounting policies adopted by the Group is set out below.

However, as a result of the adoption of IFRS 7, Financial instruments: Disclosures and the amendment to IAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

•
As a result of the adoption of IFRS 7, the consolidated financial statements include expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial instruments: Disclosure and presentation. These disclosures are provided throughout these consolidated financial statements, in particular in note 43.

•
The amendment to IAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in note 37.

2	Principal accounting policies (continued)

(a)	Statement of compliance (continued)

Both IFRS 7 and the amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the consolidated financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 50).

(b)	Basis of preparation of the consolidated financial statements

At December 31, 2007, the Group’s current liabilities exceeded its current assets by RMB33,811 million, which includes bank and other loans repayable within one year of RMB24,948 million. In preparing the consolidated financial statements, the directors have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfil the Group’s short-term obligations and capital expenditure requirements. Accordingly, the consolidated financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 43(a).

The consolidated financial statements for the year ended December 31, 2007 comprise the Company and its subsidiaries and the Group’s interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

-      Certain property, plant and equipment (Note 2(h));

-      Certain assets held under finance leases (Note 2(j));

-      Derivative financial instruments (Note 2(g)); and

-      Available-for-sale securities (Note 2(f)).

The preparation of consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the consolidated financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 48.

2	Principal accounting policies (continued)

(c)	Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statements of operations as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with Notes 2(o) or (p) depending on the nature of the liability.

(d)	Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activities of the entity.

2	Principal accounting policies (continued)

(d)	Associates and jointly controlled entities (continued)

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The consolidated statements of operations includes the Group’s share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in associates and jointly controlled entities recognised for the year (Notes 2(e) and (l)).

When the Group’s share of losses exceeds its interest in the associate or the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group’s interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the jointly controlled entity.

Unrealised profits and losses arising from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash-generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

2	Principal accounting policies (continued)

(f)	Other investments in equity securities

The Group’s policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale securities are those non-derivative financial assets that are designated as available for sale. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses resulting from changes in the amortised cost of monetary items which are recognised directly in profit or loss. Dividend income from these investments is recognised in accordance with the policy set out in Note 2 (v)(iii). When these investments are derecognised or impaired (Note 2(l)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

The Group’s other investments in equity securities represent unlisted equity securities of companies established in the PRC. They do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Accordingly, they are recognised in the consolidated balance sheet at cost less impairment losses (Note 2(1)).

Investments are recognised / derecognised on the date the Group commits to purchase / sell the investments or they expire.

(g)	Derivative financial instruments

Derivative financial instruments are recognised at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(h)	Property, plant and equipment

(i)	Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (Note 2(j)) to earn rental income and/or for capital appreciation.

Investment properties are stated in the consolidated balance sheet at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment property, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(v)(ii).

2	Principal accounting policies (continued)

(h)	Property, plant and equipment (continued)

(ii)	Other property, plant and equipment

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

Subsequent to the revaluation of the Group’s property, plant and equipment as at December 31, 1996 (Note 17(b)), which was based on depreciated replacement costs, certain of the Group’s property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation.

Revaluations are performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at the balance sheet date.

Changes arising on the revaluation of property, plant and equipment are generally dealt with in reserves. The only exceptions are as follows:

-
When a deficit arises on revaluation, it will be charged to profit or loss to the extent that it exceeds the amount held in the reserve in respect of that same asset immediately prior to the revaluation; and

-	When a surplus arises on revaluation, it will be credited to profit or loss to the extent that a deficit on revaluation in respect of that same asset had previously been charged to profit or loss.

The cost of self-constructed items of property, plant and equipment includes the cost of materials, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(y)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

2	Principal accounting policies (continued)

(h)	Property, plant and equipment (continued)

(ii)	Other property, plant and equipment (continued)

Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	30 to 35 years
Owned and leased aircraft	15 to 20 years
Other flight equipment
- Jet engines	15 to 20 years
- Others, including rotable spares	2.5 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

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

No depreciation is provided in respect of construction in progress.

2	Principal accounting policies (continued)

(j)	Leased assets

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

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made.

The cost of acquiring land held under operating lease is amortised on a straight-line basis over the respective periods of lease terms which ranged from 30 to 70 years.

2	Principal accounting policies (continued)

(j)	Leased assets (continued)

(iv)	Sale and leaseback transactions

Gains or losses on sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortised over the period the assets are expected to be used.

(k)	Deferred expenditure

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight-line basis over a period of 10 years, which represents the benefit vesting period of the employees.

Deferred expenditure is stated at cost less impairment losses (Note 2(l)).

(l)	Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries, associates and jointly controlled entities: Notes 2(c) and 2(d)) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

-	significant financial difficulty of the debtor;

-	a breach of contract, such as a default or delinquency in interest or principal payments;

-	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

-	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

-	a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

2	Principal accounting policies (continued)

(l)	Impairment of assets (continued)

(i)	Impairment of investments in equity securities and other receivables (continued)

If any such evidence exists, any impairment loss is determined and recognised as follows:

-
For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

-
For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

-
For available-for-sale securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

2	Principal accounting policies (continued)

(l)	Impairment of assets (continued)

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

-	Property, plant and equipment carried at cost less accumulated depreciation;

-      Construction in progress;

-      Lease deposits;

-      Lease prepayments;

-      Deferred expenditure;

-	Investments in associates and jointly controlled entities; and

-	Goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

-	Calculation of recoverable amount

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

-	Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

2	Principal accounting policies (continued)

(l)	Impairment of assets (continued)

(ii)	Impairment of other assets (continued)

-	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii)	Interim financial reporting and impairment

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(m)	Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to profit or loss when used in operations. Cost represents the average unit cost.

Inventories held for disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(n)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of bad and doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(o)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

2	Principal accounting policies (continued)

(p)	Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

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

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

2	Principal accounting policies (continued)

(r)	Financial guarantees issued, provisions and contingent liabilities (continued)

(ii)	Provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

In connection with the acquisitions or operating leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

(u)	Income tax

Income tax for the year comprises current and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

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

2	Principal accounting policies (continued)

(u)	Income tax (continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

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

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

2	Principal accounting policies (continued)

(u)	Income tax (continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

-	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

-	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

-	the same taxable entity; or

-
different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(v)	Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i)
Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax.

(ii)
Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivables.

(iii)	Dividend income is recognised when the shareholder’s right to receive payment is established.

(iv)
Government grants are recognised in the consolidated balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted in arriving at the carrying amount of the asset and consequently are recognised in profit or loss over the useful life of the asset.

(v)	Interest income is recognised as it accrues using the effective interest method.

2	Principal accounting policies (continued)

(w)	Traffic commissions

Traffic commissions are expensed in profit or loss when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the consolidated balance sheet as a prepaid expense.

(x)	Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to profit or loss as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to profit or loss.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to profit or loss over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to profit or loss in the period when the overhaul is performed.

(y)	Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(z)	Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

2	Principal accounting policies (continued)

(aa)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(bb)	Frequent flyer award programmes

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

(cc)	Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing on the balance sheet date. Exchange gains and losses are recognised in non-operating income/(expenses) in the consolidated statements of operations.

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

2	Principal accounting policies (continued)

(dd)	Related parties

For the purposes of these consolidated financial statements, a party is considered to be related to the Group if:

(i)
the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

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

3	Turnover

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. An analysis of turnover is as follows:

	2007 RMB million	2006 RMB million	2005 RMB million

Traffic revenue
Passenger	49,600	41,549	34,328
Cargo and mail	3,697	3,538	3,091

	53,297	45,087	37,419

Other operating revenue
Commission income	281	238	237
General aviation income	108	91	77
Ground services income	241	184	195
Air catering income	81	50	25
Rental income	119	107	69
Others	375	462	271

	1,205	1,132	874

	54,502	46,219	38,293

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and outbound international, Hong Kong and Macau flights. Sales tax incurred by the Group during the year ended December 31, 2007, netted off against revenue, amounted to RMB1,574 million (2006: RMB1,300 million; 2005: RMB1,111 million).

4	Flight operations expenses

	2007 RMB million	2006 RMB million	2005 RMB million

Jet fuel costs	18,316	16,193	11,929
Operating lease charges
- Aircraft and flight equipment	3,735	3,027	2,497
- Land and buildings	320	249	302
Air catering expenses	1,350	1,170	1,150
Aircraft insurance	207	274	283
Flight personnel payroll and welfare	2,226	1,697	1,599
Training expenses	517	389	373
CAAC Infrastructure Development Fund contributions	1,250	1,127	978
Others	1,161	896	650

	29,082	25,022	19,761

5	Maintenance expenses

	2007 RMB million	2006 RMB million	2005 RMB million

Repairing and maintenance charges	4,111	3,585	4,153
Maintenance materials	532	414	436

	4,643	3,999	4,589

6	Aircraft and traffic servicing expenses

	2007 RMB million	2006 RMB million	2005 RMB million

Landing and navigation fees	6,030	5,343	4,977
Ground service and other charges	2,130	1,720	1,557

	8,160	7,063	6,534

7	Promotion and sales expenses

	2007 RMB million	2006 RMB million	2005 RMB million

Sales commissions	1,789	1,489	1,503
Ticket office expenses	1,016	824	784
Computer reservation services	385	307	292
Advertising and promotion	108	43	32
Others	180	148	169

	3,478	2,811	2,780

8	General and administrative expenses

	2007 RMB million	2006 RMB million	2005 RMB million

General corporate expenses	1,811	1,897	1,266
Auditors’ remuneration	16	15	12
Impairment on aircraft (Note 17(h))	109	—	—
Other taxes and levies	47	29	37

	1,983	1,941	1,315

9	Depreciation and amortisation

	2007 RMB million	2006 RMB million	2005 RMB million
Depreciation
- Owned assets	4,232	3,678	3,292
- Assets acquired under finance leases	1,365	1,321	1,128
Amortisation of deferred credits	(71)	(61)	(20)
Other amortisation	28	33	40

	5,554	4,971	4,440

10	Staff costs

	2007 RMB million	2006 RMB million	2005 RMB million

Salaries, wages and welfare	5,130	3,854	3,515
Retirement scheme contributions	614	584	472
Early retirement benefits (Note 36)	12	392	—

	5,756	4,830	3,987

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 4 to 8 above.

11	Interest expense

	2007 RMB million	2006 RMB million	2005 RMB million

Interest on bank and other loans wholly
repayable within five years	1,986	1,675	995
Interest on other loans	105	138	93
Finance charges on obligations
under finance leases	743	716	626
Other interest expense (Note 36)	15	—	—
Less: borrowing costs capitalised	558	(459)	(98)

	2,291	2,070	1,616

The borrowing costs have been capitalised at rates ranging from 5.30% to 5.84% per annum in 2007 (2006: 5.29% to 5.61% per annum; 2005: 4.14% to 5.27% per annum).

12	Other income / (expenses), net

	2007 RMB million	2006 RMB million	2005 RMB million
Gain / (loss) on sale of property, plant
and equipment, net
- Aircraft and spare engines	106	329	—
- Other property, plant and equipment	24	4	(32)

	130	333	(32)

In 2007, the Group recognised a gain on disposal of property, plant and equipment of RMB106 million on selling of 11 MD82 aircraft, three MD82 spare engines and one Boeing 737-500 spare engine to certain independent third parties, being the excess of the sale proceeds over the carrying amounts of the assets and related disposal costs.

In 2006, the Group recognised a gain on disposal of property, plant and equipment of RMB329 million on selling of three Boeing 757-200 aircraft to certain independent third parties, being the excess of the sale proceeds over the carrying amounts of the assets and related disposal costs.

13	Emoluments of directors, supervisors and senior management

(a)	Directors’ and supervisors’ emoluments

Details of directors’ and supervisors’ emoluments for the year ended December 31, 2007 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive directors
Liu Shao Yong (Note (i))	—	737	—	14	751
Li Wen Xin	—	329	—	14	343
Wang Quan Hua	—	597	—	14	611
Zhao Liu An (Note (i))	—	576	—	14	590
Si Xian Min	—	670	—	13	683
Tan Wan Geng	—	542	—	13	555
Xu Jie Bo	—	529	—	13	542
Chen Zhen You	—	513	—	16	529

Supervisors
Sun Xiao Yi	—	597	—	14	611
Yang Guang Hua	—	565	—	8	573
Yang Yi Hua	—	209	—	16	225
Liang Zhong Gao (Note (iii))	—	232	—	12	244
Liu Biao (Note (iv))	—	134	—	2	136

Independent
non-executive directors
Peter Lok (Note (ii))	49	—	—	—	49
Wei Ming Hai (Note (ii))	50	—	—	—	50
Gong Hua Zhang (Note (iii))	50	—	—	—	50
Wang Zhi	100	—	—	—	100
Sui Guang Jun	100	—	—	—	100
Lam Kwong Yu, Albert (Note (iii))	48	—	—	—	48

	397	6,230	—	163	6,790

13	Emoluments of directors, supervisors and senior management (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of directors’ and supervisors’ emoluments for the year ended December 31, 2006 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Liu Shao Yong (Note (i))	—	472	—	14	486
Li Wen Xin	—	87	—	3	90
Wang Quan Hua	—	374	—	14	388
Zhao Liu An (Note (i))	—	374	—	14	388
Si Xian Min	—	442	—	13	455
Tan Wan Geng	—	271	—	11	282
Xu Jie Bo	—	357	—	13	370
Chen Zhen You	—	253	—	13	266
Zhou Yong Qian	—	146	—	3	149

Supervisors
Sun Xiao Yi	—	374	—	14	388
Yang Guang Hua	—	374	50	13	437
Yang Yi Hua	—	220	—	13	233

Independent
non-executive directors
Peter Lok	102	—	—	—	102
Wei Ming Hai	100	—	—	—	100
Wang Zhi	100	—	—	—	100
Sui Guang Jun	100	—	—	—	100

	402	3,744	50	138	4,334

13	Emoluments of directors, supervisors and senior management (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of directors’ and supervisors’ emoluments for the year ended December 31, 2005 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive directors
Liu Shao Yong (Note (i))	—	299	—	12	311
Liu Ming Qi	—	242	—	10	252
Peng An Fa	—	101	—	6	107
Wang Quan Hua	—	237	—	12	249
Zhao Liu An (Note (i))	—	237	—	12	249
Zhou Yong Qian	—	237	—	12	249
Si Xian Min	—	281	—	12	293
Zhou Yong Jin	—	127	—	2	129
Xu Jie Bo	—	226	—	12	238
Wu Rong Nan	—	368	162	7	537

Supervisors
Sun Xiao Yi	—	237	—	12	249
Yang Guang Hua	—	225	—	12	237
Yang Yi Hua	—	48	70	11	129

Independent
non-executive directors
Simon To (Note (v))	—	—	—	—	—
Peter Lok	58	—	—	—	58
Wei Ming Hai	58	—	—	—	58
Wang Zhi	58	—	—	—	58
Sui Guang Jun	58	—	—	—	58

	232	2,865	232	132	3,461

Notes:

(i)	The above amounts included salaries paid to these directors as pliots of the Company.

(ii)	Retired on June 28, 2007.

(iii)	Appointed on June 28, 2007.

(iv)	Appointed on June 28, 2007 and resigned on January 18, 2008.

(v)	Simon To received director’s fee of RMB1 during the year ended December 31, 2005.

13	Emoluments of directors, supervisors and senior management (continued)

(b)	Individuals with highest emoluments

In 2007 and 2006, one of the five individuals (2006: none) with the highest emoluments are directors. The aggregate of the emoluments in respect of four (2006: five) individuals during the year are as follows:

	2007	2006
	RMB’000	RMB’000

Salaries, allowances and benefits in kind	3,162	2,680
Retirement scheme contributions	50	58

	3,212	2,738

The emoluments of the four (2006: five) individuals with the highest emoluments are within the following band:

	2007	2006
	Number	Number
	of individuals	of individuals
Nil to HK$1,000,000 (RMB972,700 equivalent
(2006: RMB1,025,000 equivalent))	4	5

14	Income tax expense

(a)	Income tax expense in the consolidated statements of operations

	2007	2006	2005
	RMB million	RMB million	RMB million
PRC income tax
Provision for the year	408	160	12
Over-provision in prior year	(58)	(16)	—

	350	144	12
Deferred tax (Note 23)	508	9	(19)

Income tax expense / (benefit)	858	153	(7)

In respect of the Group’s overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

14	Income tax expense (continued)

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2007	2006	2005
	RMB million	RMB million	RMB million

Profit / (loss) before taxation	2,923	357	(1,853)

Tax on profit before taxation, calculated
at the rates applicable to profit in
the tax jurisdiction concerned (Note i)	482	50	(271)
Adjustments for tax effect of:
Non-deductible expenses	250	127	82
Non-taxable income	—	—	(8)
Share of results of associates
and jointly controlled entities	(36)	(22)	37
Tax losses not recognised	28	39	135
Effect of change of tax rate (Note (ii))	196	(21)	—
Over-provision in prior year	(58)	(16)	—
Others	(4)	(4)	18

Actual tax expense / (benefit)	858	153	(7)

Notes:

(i)
The statutory income tax rate in the PRC is 33%. Headquarter of the Company is taxed at a preferential rate of 18% (2006: 18%; 2005: 15%), and its certain branches are taxed at rates ranging from 15% to 33%. The subsidiaries of the Group are taxed at rates ranging from 7.5% to 33% (2006: 15% to 33%; 2005: 15% to 33%).

(ii)
On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”) which has taken effect from January 1, 2008. As a result of the new tax law, the statutory income tax rate currently adopted by the Company and its subsidiaries has changed from 33% to 25% with effect from January 1, 2008. Pursuant to new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 respectively.

The deferred tax assets and liabilities as at December 31, 2007 have been remeasured for the change in applicable tax rates as a result of the new tax law.

15	Dividends

The board of directors of the Company does not recommend the payment of a dividend in respect of the year ended December 31, 2007.

No dividend was paid in respect of the years ended December 31, 2006 and 2005.

16	Earnings per share

The calculation of basic earnings per share for the year ended December 31, 2007 is based on the profit / (loss) attributable to equity shareholders of the Company of RMB1,871 million (2006: RMB188 million; 2005: RMB (1,848) million) and the weighted average number of shares in issue during the year of 4,374 million (2006: 4,374 million; 2005: 4,374 million).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior years.

17	Property, plant and equipment, net

			Aircraft		Other
				Acquired	flight	Machinery,
				under	equipment,	equipment
	Investment			finance	including	and
	properties	Buildings	Owned	leases	rotables	vehicles	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million
Cost or valuation:
At January 1, 2006	264	7,023	28,961	22,675	10,047	2,867	71,837
Additions	-	-	843	4,037	769	339	5,988
Transfer from construction
in progress	-	516	677	580	12	46	1,831
Through the acquisition of
CSAHC Hainan
(Note 42(d))	-	34	39	-	41	17	131
Reclassification on exercise
of purchase options	-	-	3,273	(3,273)	-	-	-
Reclassification	-	(172)	-	-	-	172	-
Disposals	-	(780)	(580)	(204)	(575)	(133)	(2,272)

At December 31, 2006	264	6,621	33,213	23,815	10,294	3,308	77,515

Representing:
Cost	264	6,266	27,420	19,475	8,120	2,824	64,369
Valuation – 1996 (Note (b))	-	355	5,793	4,340	2,174	484	13,146

	264	6,621	33,213	23,815	10,294	3,308	77,515

At January 1, 2007	264	6,621	33,213	23,815	10,294	3,308	77,515
Additions	2	159	1,149	4,340	698	282	6,630
Transfer from construction
in progress	-	129	681	396	73	5	1,284
Through the acquisition of
Nan Lung Freight
and Air Catering
(Note 42(b))	-	24	-	-	-	53	77
Reclassification on exercise
of purchase options	-	-	2,705	(2,705)	-	-	-
Disposals	-	(141)	(359)	(63)	(376)	(200)	(1,139)

At December 31, 2007	266	6,792	37,389	25,783	10,689	3,448	84,367

Representing:
Cost	266	6,440	32,016	21,496	8,540	3,039	71,797
Valuation – 1996 (Note (b))	-	352	5,373	4,287	2,149	409	12,570

	266	6,792	37,389	25,783	10,689	3,448	84,367

17	Property, plant and equipment, net (continued)

			Aircraft		Other
				Acquired	flight	Machinery,
				under	equipment,	equipment
	Investment			finance	including	and
	properties	Buildings	Owned	leases	rotables	vehicles	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million
Accumulated
depreciation and
impairment losses:
At January 1, 2006	47	858	5,877	4,002	5,113	1,686	17,583
Charge for the year	11	237	1,984	1,321	995	451	4,999
Reclassification on exercise
of purchase options	-	-	1,034	(1,034)	-	-	-
Reclassification	-	(41)	-	-	-	41	-
Disposals	-	(56)	(510)	(204)	(513)	(119)	(1,402)

At December 31, 2006	58	998	8,385	4,085	5,595	2,059	21,180

At January 1, 2007	58	998	8,385	4,085	5,595	2,059	21,180
Charge for the year	11	286	2,554	1,365	1,037	344	5,597
Reclassification on exercise
of purchase options	-	-	878	(878)	-	-	-
Disposals	-	(27)	(359)	(63)	(343)	(168)	(960)
Impairment loss for the year
(Note (h))	-	-	109	-	-	-	109

At December 31, 2007	69	1,257	11,567	4,509	6,289	2,235	25,926

Net book value:
At December 31, 2007	197	5,535	25,822	21,274	4,400	1,213	58,441

At December 31, 2006	206	5,623	24,828	19,730	4,699	1,249	56,335

(a)
Most of the Group’s buildings are located in the PRC. The Group was formally granted the rights to use the thirty parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group’s buildings are erected, the Group was formally granted the rights to use such land for periods of one to three years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments totalling RMB22 million were paid to CSAHC during 2007 (2006: RMB22 million; 2005: RMB24 million) in respect of these leases.

17	Property, plant and equipment, net (continued)

(b)
In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as at December 31, 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp. (“GAAC”), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

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

At December 31, 2007 and 2006, the carrying amount of such revalued property, plant and equipment approximated the historical carrying value of such assets had they been stated at cost less accumulated depreciation and impairment losses.

(c)
As at December 31, 2007, certain aircraft of the Group with an aggregate carrying value of approximately RMB32,976 million (2006: RMB30,075 million) were mortgaged under certain loan and lease agreements (Notes 29 and 30).

(d)
The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of five to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB49 million (2006: RMB49 million; 2005: RMB46 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

The Group’s total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2007	2006
	RMB million	RMB million

Within 1 year	49	49
After 1 year but within 5 years	191	193
After 5 years	198	245
	438	487

As at December 31, 2007, the cost and accumulated depreciation of the flight training facilities leased out by the Group under the operating leases amounted to RMB160 million (2006: RMB160 million). Depreciation of the relevant facilities recognised during the year totalled RMB14 million (2006: RMB28 million; 2005: RMB 20 million).

17	Property, plant and equipment, net (continued)

(e)
The investment properties are located in the PRC, where comparable market transactions are infrequent. In the absence of the current or recent prices in an active market and alternative reliable estimates of fair value (for example discounted cash flow projection) are not available, the Group could not reliably determine the fair value of the investment properties.

(f)
The Company entered into two separate arrangements (the “Arrangements”) with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The Company has an option to purchase the aircraft at a pre-determined date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

(g)
As at December 31, 2007 and up to the date of approval of these consolidated financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou Baiyun International Airport, Xiamen, Heilongjiang, Hainan, Jilin and Xinjiang, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2007, carrying value of such properties of the Group amounted to RMB2,471 million (2006: RMB1,800 million). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

(h)
In view of the age of the Group’s fleet of MD82 aircraft, the Group has disposed of 11 MD82 aircraft during the year and plans to dispose of its remaining fleet of MD82 aircraft. The Group has commenced its process of seeking buyers for its remaining 12 MD82 aircraft. As a result, the Group assessed the recoverable amounts of these aircraft. Based on this assessment, the carrying amount of the aircraft was written down by RMB109 million (Note 8). The estimates of recoverable amount were based on the aircraft's fair value less costs to sell, determined by reference to the recent observable market prices for MD82 aircraft.

18	Construction in progress

	2007	2006
	RMB million	RMB million

At 1 January	9,587	6,895
Additions	6,004	4,563
Transferred to property,
plant and equipment	(1,284)	(1,831)
Other decrease (Note)	(2,922)	(40)

At December 31	11,385	9,587

18	Construction in progress (continued)

The construction in progress as at December 31, 2007 mainly related to advance payments for acquisition of aircraft and flight equipment and progress payments for other construction projects at the Guangzhou, Hainan, Shenzhen and Fuzhou airports, Shanghai Pudong Base and Beijing Branch.

Note:

Certain software systems to be used in the Group’s operation were transferred to other assets upon completion of the development of relevant systems.

During the year, the Company entered into agreements with certain third parties to sell nine aircraft to third parties prior to the deliveries of these aircraft and then lease back the aircraft from the then lessors in the form of operating leases. The advance payments paid to aircraft manufacturers and the related interest costs capitalised as construction in progress in respect of the nine aircraft accumulated immediately prior to the deliveries of aircraft were transferred to calculate the gain or loss on sales and leaseback.

19	Interest in associates

	2007	2006
	RMB million	RMB million

Share of net assets	219	149

Details of the Group’s principal associates are set out in Note 52, all of which are unlisted corporate entities.

Summary of financial information on associates:

	100 Percent			Group’s effective interest
	2007	2006	2005	2007	2006	2005
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million

Non-current assets	7,713	6,042		2,946	2,319
Current assets	3,116	2,281		633	502
Non-current liabilities	(4,597)	(3,525)		(1,789)	(1,372)
Current liabilities	(5,366)	(4,110)		(1,571)	(1,300)

Net assets	866	688		219	149

Revenue	5,635	4,485	3,314	2,184	1,727	1,318
Expenses	(5,471)	(4,487)	(3,837)	(2,127)	(1,722)	(1603)

Profit / (loss) for the year	164	(2)	(523)	57	5	(285)

20	Interest in jointly controlled entities

	2007	2006
	RMB million	RMB million

Share of net assets	873	870

20	Interest in jointly controlled entities (continued)

Details of the Group’s principal jointly controlled entities are set out in Note 52, all of which are unlisted corporate entities.

Summary of financial information on jointly controlled entities:

	Group’s effective interest
	2007	2006	2005
	RMB million	RMB million	RMB million

Non-current assets	1,140	925
Current assets	1,186	1,111
Non-current liabilities	(1,185)	(335)
Current liabilities	(268)	(831)

Net assets	873	870

Revenue	1,885	1,464	1,115
Expenses	(1,762)	(1,349)	(1,079)

Profit for the year	123	115	36

21	Other investments in equity securities

	2007	2006
	RMB million	RMB million
Unlisted equity
securities, at cost	168	261

Dividend income from unlisted securities of the Group amounted to RMB10 million during the year ended December 31, 2007 (2006: RMB7 million; 2005: RMB 4 million).

22	Available-for-sale equity securities

	2007	2006
	RMB million	RMB million
Available-for-sale securities
-Listed in the PRC	362	69

Market value of
listed securities	362	69

During the year, a gain on re-measurement of the fair value, net of tax, of the Group’s available-for-sale securities was recognised directly in equity amounted to RMB183 million.

Dividend income from listed securities of the Group amounted to RMB2 million during the year ended December 31, 2007 (2006: RMB1 million; 2005: RMB Nil).

23	Deferred tax assets / (liabilities)

Movements of net deferred tax assets / (liabilities) are as follows:

	2007	2006
	RMB million	RMB million

At January 1	(277)	(268)
(Charged) / credited to consolidated
statements of operations (Note 14(a))	(508)	(9)
Charged to equity	(64)	—
Transfer to income tax payable	112	—

At December 31	(737)	(277)

The deferred tax assets / (liabilities) at December 31, 2007 were made up of the following tax effects:

	2007	2006
	RMB million	RMB million
Deferred tax assets:
Repair charges capitalised	—	203
Accrued expenses	506	465
Others	46	38

Total deferred tax assets	552	706

Deferred tax liabilities:
Accrued expenses	(177)	(105)
Depreciation allowances in excess of the
related depreciation	(1,048)	(878)
Change in fair value of available-for-sale securities	(64)	—

Total deferred tax liabilities	(1,289)	(983)

	(737)	(277)

	2007	2006
	RMB million	RMB million
Net deferred tax asset recognised on
the consolidated balance sheet	11	95
Net deferred tax liability recognised
on the consolidated balance sheet	(748)	(372)

	(737)	(277)

At December 31, 2007, the Group’s gross amount of unused tax losses not expected to be utilised was RMB401 million (2006: RMB423 million).

23	Deferred tax assets / (liabilities) (continued)

Tax losses in the PRC are available for carry forward to set off future PRC assessable income for a maximum period of five years. Of the RMB401 million tax losses at December 31, 2007, approximately RMB309 million, and RMB92 million will expire in 2011 and 2012 respectively. In accordance with accounting policy set out in Note 2(u), the Group had not recognised deferred tax asset in respect of these unused tax losses as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire.

24	Other assets

Other assets of the Group mainly include lump sum housing benefits (Note 40), software systems used for airline operation and prepayment for exclusive use right of an airport terminal.

Movements of lump sum housing benefit, software and prepayment for exclusive use right of an airport terminal are as follows:

			Prepayment
			for exclusive
	Lump sum		use right of
	housing		an airport
	benefit	Software	terminal
	RMB million	RMB million	RMB million

At January 1, 2006	171	92	—
Additions	—	2	—
Amortisation	(26)	(27)	—

At December 31, 2006	145	67	—
At January 1, 2007	145	67	—
Additions	—	101	150
Amortisation	(26)	(19)	—

At December 31, 2007	119	149	150

25	Financial assets / liabilities

(a)	Financial assets

	2007	2006
	RMB million	RMB million

Fuel option	2	—

25	Financial assets / liabilities (continued)

(b)	Financial liabilities

	2007	2006
	RMB million	RMB million

Fuel option	—	26
Foreign exchange forward option	5	—
	5	26

The above financial derivative instruments are held for trading.

26	Inventories

	2007	2006
	RMB million	RMB million

Expendable spare parts and maintenance materials	1,087	1,236
Other supplies	126	79
	1,213	1,315

The analysis of the amount of inventories recognised as an expense is as follows:

	2007	2006	2005
	RMB million	RMB million	RMB million

Consumption	836	694	720
Write-down of inventories	101	161	209
	937	855	929

Inventories had been written down as a result of fleet adjustment during the current and prior years.

27	Trade receivables

	2007	2006
	RMB million	RMB million

Trade receivables	1,999	1,552
Allowance for doubtful debts	(33)	(40)
	1,966	1,512

27	Trade receivables (continued)

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	2007	2006
	RMB million	RMB million

Within 1 month	1,803	1,355
More than 1 month but less than 3 months	144	131
More than 3 months but less than 12 months	18	24
More than 12 months	1	2
	1,966	1,512

All of the trade receivables are expected to be recovered within one year.

(b)	Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movements in the allowance for doubtful debts during the year are as follows:

	2007	2006
	RMB million	RMB million

At January 1	40	42
Impairment loss recognised	2	7
Uncollectible amounts written off	(9)	(9)
At December 31	33	40

(c)	Trade receivables that are not impaired

The ageing analysis of trade receivables that is neither individually nor collectively considered to be impaired is as follows:

	2007	2006
	RMB million	RMB million

Neither past due nor impaired	1,947	1,486

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

28	Cash and cash equivalents

	2007	2006
	RMB million	RMB million

Deposits with banks	1,111	26
Cash at bank and on hand	2,713	2,238
Cash and cash equivalents	3,824	2,264

Southern Airlines Group Finance Company Limited (“SA Finance”) is a PRC authorised financial institution controlled by CSAHC and is an associate of the Group. In accordance with the financial agreement dated May 22, 1997, as revised on December 31, 2004 and November 15, 2007 between the Company and SA Finance, all of the Group’s deposits accepted by SA Finance were simultaneously placed with several designated major PRC banks by SA Finance. As at December 31, 2007, the Group’s deposits with SA Finance amounted to RMB906 million (2006: RMB629 million) (Note 39(d)).

29	Bank and other loans

(a)	At December 31, 2007, bank and other loans were repayable as follows:

	2007	2006
	RMB million	RMB million

Within 1 year or on demand	24,948	23,822

After 1 year but within 2 years	2,740	2,986
After 2 years but within 5 years	4,289	4,533
After 5 years	2,045	2,499

	9,074	10,018
	34,022	33,840

29	Bank and other loans (continued)

(b)	At December 31, 2007, bank and other loans are as follows:

	2007	2006
	RMB million	RMB million

Short-term bank loans	21,313	19,908
Long-term bank and other loans due within
one year (classified as current liabilities)	3,635	3,914
	24,948	23,822
Long-term bank and other loans due after one
year (classified as non-current liabilities)	9,074	10,018
	34,022	33,840
Representing:
Bank loans	34,019	33,818
Other loans	3	22
	34,022	33,840

(c)	As at December 31, 2007, the Group’s weighted average interest rates on short-term borrowings were 5.14% per annum (2006: 5.77% per annum).

Subsequent to December 31, 2007 through March 31, 2008, the Group renewed certain short-term bank loans of RMB3,179 million. The renewed bank loans are unsecured, bear interest at floating rates ranging from 6-month LIBOR + 0.50% to 1.80% per annum and are repayable within one year from their respective renewal dates.

29	Bank and other loans (continued)

(d)	Details of bank and other loans with original maturity over one year are as follows:

	2007	2006
	RMB million	RMB million
Renminbi denominated loans Non-interest bearing loan from a municipal government authority	3	3

Floating interest rates ranging from 5.58% to 6.72% per annum as at December 31, 2007, with maturities through 2012	383	325

United States Dollars denominated loans Fixed interest rates ranging from 4.43% to 7.48% per annum as at December 31, 2007, with maturities through 2015	1,337	1,863

Floating interest rates ranging from 3-month LIBOR + 0.50% to 0.75% per annum as at December 31, 2007, with maturities through 2010	1,527	1,727

Floating interest rates ranging from 6-month LIBOR + 0.28% to 1.20% per annum as at December 31, 2007, with maturities through 2017	9,459	9,995

Hong Kong Dollars denominated loans Non-interest bearing loan from a minority shareholder repayable within five years (Note 39(g))	—	19

	12,709	13,932
Less: loans due within one year classified as current liabilities	(3,635)	(3,914)

	9,074	10,018

29	Bank and other loans (continued)

(e)
The remaining contractual maturities at the balance sheet date of the Group’s bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the balance sheet date) and the earliest date the Group can be required to pay, are as follows:

	2007	2006
	RMB million	RMB million

Within 1 year	26,233	25,248
After 1 year but within 2 years	3,157	3,513
After 2 years but within 5 years	4,899	5,348
After 5 years	2,215	2,779
	36,504	36,888

(f)
As at December 31, 2007, bank and other loans of the Group totalling RMB8,583 million (2006: RMB8,726 million) were secured by mortgages over certain of the Group’s aircraft with carrying amount of RMB11,703 million (2006: RMB10,345 million).

(g)	As at December 31, 2007, certain bank and other loans were guaranteed by the following parties:

	2007	2006
	RMB million	RMB million
Guarantors
Industrial Commercial Bank of China	46	79
Export-Import Bank of the United States	516	828
Bank of China	—	74
CSAHC	1,176	1,484
Shenzhen Yingshun Investment
Development Company Ltd.	22	22
SA Finance	3	5
Industrial Bank Co., Ltd.	—	48
Huaxia Bank Co., Ltd.	657	—
	2,420	2,540

(h)	As at December 31, 2007, loans to the Group from SA Finance amounted to RMB329 million (2006: RMB300 million) (Note 39(d)).

(i)
As at December 31, 2007, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB50,262 million (2006: RMB49,041 million), of which approximately RMB29,338 million (2006: RMB28,295 million) was utilised.

29	Bank and other loans (continued)

(j)
The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to July 21, 2005. Since July 21, 2005, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has declined against the Renminbi since then. The Group has significant bank and other loans balances as well as obligations under finance leases (Note 30) which are denominated in US dollars. The net exchange gain of RMB2,832 million (2006: RMB1,492 million; 2005: RMB1,220 million) recorded by the Group was mainly attributable to the exchange gain arising from retranslating bank and other loans balances and finance lease obligations denominated in US dollars. The foreign currency risk is further discussed in Note 43(c).

30	Obligations under finance leases

The Group have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2008 to 2022. As at December 31, 2007, future payments under these finance leases are as follows:

	2007			2006
	Obligations	Payments	Interest	Obligations	Payments	Interest
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million

Within 1 year	2,877	3,588	711	3,091	3,769	678
After 1 year but
within 2 years	1,835	2,422	587	2,800	3,330	530
After 2 years but
within 5 years	3,906	5,237	1,331	3,873	4,926	1,053
After 5 years	7,117	8,252	1,135	5,634	6,378	744
	15,735	19,499	3,764	15,398	18,403	3,005

Less: balance due within one year classified as current liabilities	(2,877)			(3,091)
	12,858			12,307

30	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2007	2006
	RMB million	RMB million
United States Dollars denominated obligations Fixed interest rates ranging from 4.24% to 7.53% per annum as at December 31, 2007	6,587	8,314

Floating interest rates ranging 6 month LIBOR + 0.03% to 0.80% per annum as at December 31, 2007	7,626	4,761

Japanese Yen denominated obligations Fixed interest rates ranging from 2.20% to 3.95% per annum as at December 31, 2007	1,522	2,323
	15,735	15,398

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and related equipment at either fair market value or a percentage of the respective lessor’s defined cost.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors. As at December 31, 2007, certain of the Group’s aircraft with carrying amount of RMB21,273 million (2006: RMB19,730 million) were mortgaged to secure finance lease obligations totalling RMB15,735 million (2006: RMB15,398 million).

31	Trade payables

	2007	2006
	RMB million	RMB million

Trade payables	1,844	1,909

The following is the ageing analysis of trade payables:

	2007	2006
	RMB million	RMB million

Within 1 month	1,180	1,125
More than 1 month but less than 3 months	347	448
More than 3 months but less than 6 months	317	336
	1,844	1,909

As at December 31, 2007, the Group had an amount due to a fellow subsidiary of RMB Nil million (2006: RMB11 million) which was included in trade payables.

All of the trade payables are expected to be settled within one year.

32	Amounts due from / to related companies

(a)	Amounts due from related companies

	2007	2006
	RMB million	RMB million

CSAHC and its affiliates	6	4
An associate	1	2
Jointly controlled entities	111	122
	118	128

The amounts due from related companies were unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Amounts due to related companies

	2007	2006
	RMB million	RMB million

CSAHC and its affiliates	76	167
Jointly controlled entities	118	87
	194	254

The amounts due to related companies were unsecured, interest free and have no fixed terms of repayment.

33	Accrued expenses

	2007	2006
	RMB million	RMB million

Jet fuel costs	1,210	1,020
Air catering expenses	161	153
Salaries and welfare	1,517	868
Repairs and maintenance	1,642	1,281
Provision for major overhauls (Note 35)	450	255
Provision for early retirement benefits (Note 36)	77	86
Landing and navigation fees	1,209	1,168
Computer reservation services	398	66
Interest expense	483	448
Others	207	118
	7,354	5,463

34	Other liabilities

	2007	2006
	RMB million	RMB million

CAAC Infrastructure Development Fund	96	189
Airport construction surcharge	257	404
Airport tax	414	288
Construction cost payable	110	130
Advance payments on chartered flights	63	100
Sales agent deposits	239	221
Other taxes payable	827	494
Others	988	910
	2,994	2,736

35	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2007	2006
	RMB million	RMB million

At January 1	1,060	452
Provision for the year	376	683
Provision utilised during the year	(303)	(75)
At December 31	1,133	1,060
Less: Current portion included in accrued
expenses (Note 33)	(450)	(255)
	683	805

36	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2007	2006
	RMB million	RMB million

At January 1	392	—
Provision for the year (Note 10)	12	392
Financial cost (Note 11)	15	—
Less: Payment	(98)	—
Actuarial gain on
the obligations	(14)	—
At December 31	307	392
Less: Current portion included in accrued expenses (Note 33)	(77)	(86)
	230	306

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

37	Share capital

	2007	2006
	RMB million	RMB million
Registered, issued and paid up capital:
2,200,000,000 domestic state-owned
shares of RMB 1.00 each	2,200	2,200
1,174,178,000 H shares of RMB 1.00 each	1,174	1,174
1,000,000,000 A shares of RMB 1.00 each	1,000	1,000
	4,374	4,374

All the domestic state-owned, H and A shares rank pari passu in all material respects.

Capital Management

The Group’s primary objectives in managing capital are to safeguard its ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

37	Share capital (continued)

Capital Management (continued)

The Group manages the amount of capital in proportion to risk and managing its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated on net debt as a percentage of the total equity where net debt are represented by the aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents. The Group’s debt to equity ratios over the past five years have been trending upward towards 484% at December 31, 2006 because of the acquisitions of aircraft and businesses during 2006.

There was no change in the Group’s approach to capital management during 2007 compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group’s debt to equity ratio stood at 409% at December 31, 2007.

38	Reserves

	2007	2006
	RMB million	RMB million
Share premium

At January 1 and at December 31	5,325	5,325
Fair value reserve
At January 1	—	—
Change in fair value of available-for-sale securities	183	—
At December 31	183	—
Statutory surplus reserve (Note a)

At January 1	526	349
Transfer from statutory public welfare fund (Note b)	—	177
At December 31	526	526
Statutory public welfare fund (Note b)

At January 1	—	177
Transfer to statutory surplus reserve	—	(177)
At December 31	—	—

38	Reserves (continued)

	2007	2006
	RMB million	RMB million
Discretionary surplus reserve (Note c)

At January 1 at December 31	77	77

Other reserve

At January 1	—	—
Share of an associate’s reserves movement	4	—
At December 31	4	—

Retained earnings / (accumulated losses)

At January 1	(114)	(240)
Profit for the year	1,871	126
At December 31	1,757	(114)

Total	7,872	5,814

(a)
According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders and when there are retained earnings at the financial year end.

Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b)
According to the revised PRC Company Law effective on January 1, 2006, appropriation to the statutory public welfare fund is no longer required and the balance of statutory public welfare fund at December 31, 2005 was transferred to statutory surplus reserve.

(c)	The appropriation to this reserve is subject to shareholders’ approval. The usage of this reserve is similar to that of statutory surplus reserve.

(d)
Dividend distributions may be proposed at the discretion of the Company’s board of directors, after consideration of the transfers referred to above and making up cumulative prior years’ losses. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs. As at December 31, 2007, the Company did not have any distributable reserves (2006: Nil).

39	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors and certain of the highest paid employees as disclosed in Note 13, is as follows:

	2007	2006	2005
	RMB’000	RMB’000	RMB’000

Short-term employees benefits	12,226	6,638	5,926
Post-employment benefits	275	220	221

	12,501	6,858	6,147

	2007	2006	2005
	RMB’000	RMB’000	RMB’000

Directors and supervisors (Note 13)	6,790	4,334	3,461
Senior management	5,711	2,524	2,686

	12,501	6,858	6,147

Total remuneration is included in “staff costs” (Note 10).

(b)	Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. Details of the Group’s employee benefits plan are disclosed in Note 40.

39	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), and the associates and jointly controlled entities of the Group

The Group obtained various operational services provided by the CSAHC Group and the associates and jointly controlled entities of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

		2007	2006	2005
	Note	RMB million	RMB million	RMB million
Expenses paid to the CSAHC Group

Handling charges	(i)	46	29	32
Air catering supplies	(ii)	157	194	173
Commission expense	(iii)	7	43	26
Sundry aviation supplies	(iv)	72	86	88
Lease charges for aircraft	(v)	—	3	10
Lease charges for land and buildings	(vi)	101	99	90
Property management fee	(vii)	31	26	28

Expenses paid to jointly controlled entities

Ground service expenses	(viii)	37	43	32
Repairing charges	(ix)	1,047	1,183	1,118
Flight simulation service charges	(x)	120	133	126

Income received from a jointly controlled entity

Rental income	(x)	31	35	31

Acquisition of CSAHC Hainan	(xi)	—	5	—

Disposal of properties to the CSAHC Group	(xii)	—	23	—

Acquisition of assets from CSAHC Group	(xiii)	270	—	—

Disposal of GZ Aviation Hotel to CSAHC Group	(xiv)	75	—	—

39	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), and the associates and jointly controlled entities of the Group (continued)

(i)	The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC.

(ii)
The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited and Southern Airlines Group Air Catering Company Ltd (“Air Catering”), which are an associate and a wholly-owned subsidiary of CSAHC respectively. Air Catering was acquired by the Company on August 14, 2007 (Note 39(c) (xiii)).

(iii)
Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(iv)	Certain sundry aviation supplies are purchased from Southern Airlines (Group) Economic Development Company (“SAGEDC”), a subsidiary of CSAHC.

(v)	The Group leased an aircraft from CSAHC Hainan Co., Ltd. (“CSAHC Hainan”), a wholly-owned subsidiary of CSAHC. The lease was terminated on April 30, 2006.

(vi)	The Group leases certain land and buildings in the PRC from CSAHC.

(vii)	Guangzhou China Southern Airlines Property Management Co., Ltd., a subsidiary of CSAHC, provides property management services to the Group.

(viii)	Beijing Ground Service Co., Ltd., a jointly controlled entity of the Group, provides airport ground service to the Group.

(ix)	Guangzhou Aircraft Maintenance Engineering Company Limited and MTU Maintenance Zhuhai Co., Ltd., jointly controlled entities of the Group, provide comprehensive maintenance services to the Group.

(x)
Zhuhai Xiang Yi, a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi.

(xi)
On April 30, 2006, the Company acquired certain assets of CSAHC Hainan at a total consideration of RMB294 million, which was partly satisfied by assumption of debts and liabilities of CSAHC Hainan totalling RMB289 million outstanding as at that date. The remaining balance of RMB5 million had been settled in cash during the year ended December 31, 2007 (Note 42(d)).

(xii)	On December 28, 2006, the Company disposed of certain properties to CSAHC at a consideration of RMB23 million.

39	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), and the associates and jointly controlled entities of the Group (continued)

(xiii)
On August 14, 2007, the Company signed an agreement to acquire (1) the entire equity interest in Air Catering; (2) certain assets of Guangzhou BiHuaYuan Training Centre including certain properties and office facilities; and (3) certain assets of Nan Lung Travel & Express (Hong Kong) Limited, including certain properties and office facilities and the 51% equity interest in Nan Lung International Freight Company Limited (“Nan Lung Freight”), from CSAHC for a total consideration of RMB270 million (Note 42(b)).

(xiv)	On August 14, 2007, the Company signed an agreement to dispose of equity interests in GZ Aviation Hotel Co., Ltd. to CSAHC at a consideration of RMB75 million (Note 42(c)).

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group. The total amount involved is not material to the results of the Group for the current and prior years.

Details of amounts due from/to the CSAHC Group, and the associates and jointly controlled entities of the Group:

	2007	2006
	RMB million	RMB million
Receivables:
The CSAHC Group	6	4
An associate	1	2
Jointly controlled entities	111	122

Payables:
The CSAHC Group	76	167
Jointly controlled entities	118	87

The amounts due from/to the CSAHC Group, the associate and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

(d)	Loans from and deposits placed with SA Finance

(i)	Loans from SA Finance

At December 31, 2007, loans from SA Finance to the Group amounted to RMB329 million (2006: RMB300 million). The loans are unsecured and repayable within one year.

During the year ended December 31, 2007, interest expense paid on such loans amounted to RMB17 million (2006: RMB16 million; 2005: RMB37 million) and the interest rates ranged from 5.10% to 6.16% per annum (2006: 5.02% to 5.26% per annum; 2005: 3.30% to 5.02% per annum).

The loans are guaranteed by CSAHC (included in the amount as disclosed in (e) below).

39	Material related party transactions (continued)

(d)	Loans from and deposits placed with SA Finance (continued)

(ii)	Deposits placed with SA Finance

At December 31, 2007, the Group’s deposits with SA Finance amounted to RMB906 million (2006: RMB629 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

During the year ended December 31, 2007, interest income received on such deposits amounted to RMB20 million (2006: RMB5 million; 2005 RMB3 million).

(e)	Guarantees from CSAHC and SA Finance

Certain bank loans of the Group were guaranteed by the following related parties:

	2007	2006
	RMB million	RMB million

CSAHC	1,176	1,484
SA Finance	3	5

(f)	Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (“state-controlled entities”) through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, and the associates and jointly controlled entities of the Group as disclosed in Notes 39(c), (d) and (e) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

-	Transportation services;
-	Leasing arrangements;
-	Purchase of equipment;
-	Purchase of ancillary materials and spare parts;
-	Ancillary and social services; and
-	Financial services arrangement.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

39	Material related party transactions (continued)

(f)	Transactions with other state-controlled entities (continued)

Having considered the potential for transactions to be impacted by related party relationships, the Group’s pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the consolidated financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i)	The Group’s transactions with other state-controlled entities, including state-controlled banks in the PRC

	2007	2006	2005
	RMB million	RMB million	RMB million

Jet fuel cost	14,814	13,054	9,592
Interest income	47	33	48
Interest expense	1,751	1,405	694

(ii)	The Group’s balances with other state-controlled entities, including state-controlled banks in the PRC

	2007	2006
	RMB million	RMB million

Cash and deposits at bank	2,624	1,434
Short-term bank loans and current portion of long-term bank loans	23,004	21,209
Long-term bank loans, less current portion	6,772	8,223

(iii)	Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	2007	2006
	RMB million	RMB million

Guarantees on certain bank loans of the Group	703	201

(g)	Loan from minority shareholders

A loan of RMB19 million from a minority shareholder was outstanding at December 31, 2006. The loan was unsecured, interest free and repayable within five years. The loan was fully repaid during 2007.

40	Retirement and housing benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. During the year ended December 31, 2007, the Group is required to contribute to these schemes at the rates ranging from 9% to 24% (2006: 10% to 23%; 2005: 9% to 20%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureaus at the retirement date. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

40	Retirement and housing benefits (continued)

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

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the group are eligible to one of the following housing benefit schemes:

(i)
Pursuant to the comprehensive services agreement (the “Service Agreement”) dated May 22, 1997 between the Company and CSAHC, CSAHC provided quarters to eligible employees of the Group. In return, the Group paid a fixed annual fee of RMB85 million to CSAHC for a ten-year period from 1995 to 2004. The agreement expired by December 31, 2004.

(ii)
Pursuant to a staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of houses. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income. As at December 31, 2007, the Group had made payments totalling RMB173 million (2006: RMB170 million) under the scheme and recorded its remaining contractual liabilities totalling RMB87 million (2006: RMB90 million) on the consolidated balance sheets. Housing allowances are payable when applications are received from eligible employees.

(iii)	The Group pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to the consolidated statements of operations as incurred.

41	Segmental information

The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit/(loss) by geographical segment is based on the following criteria:

(i)
Traffic revenue from domestic services within the PRC (excluding Hong Kong and Macau) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong/Macau, and the PRC and overseas destinations is attributed to the Hong Kong and Macau operation and international operation respectively.

41	Segmental information (continued)

(ii)	Other revenue from ticket selling, general aviation services, ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

		Hong Kong
	Domestic	and Macau	International*	Total
	RMB million	RMB million	RMB million	RMB million
2007
Traffic revenue	42,526	1,140	9,631	53,297
Other operating revenue	1,188	17	—	1,205

Total operating revenue	43,714	1,157	9,631	54,502
Operating profit / (loss)	2,435	58	(874)	1,619

2006
Traffic revenue	35,707	1,329	8,051	45,087
Other operating revenue	1,132	—	—	1,132

Total operating revenue	36,839	1,329	8,051	46,219
Operating profit / (loss)	1,258	(4)	(617)	645

2005
Traffic revenue	29,533	1,298	6,588	37,419
Other operating revenue	874	—	—	874

Total operating revenue	30,407	1,298	6,588	38,293
Operating loss	(314)	(97)	(926)	(1,337)

*
For the year ended December 31, 2007, Asian market accounted for approximately 68% (2006: 64%; 2005: 74%) of the Group’s total international traffic revenue. The remaining portion was mainly derived from the Group’s flights to / from European, North American and Australian regions.

The major revenue-earning assets of the Group are its aircraft fleet, all are registered in the PRC. Since the Group’s aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Most of the Group’s non-aircraft assets are located in the PRC.

42	Supplementary information to the consolidated cash flow statement

(a)	Non cash transactions - acquisitions of aircraft

During the year ended December 31, 2007, aircraft acquired under finance leases amounted to RMB4,330 million (2006: RMB3,402 million; 2005: RMB6,938 million).

(b)	Effect of the acquisition of Nan Lung Freight and Air Catering

The Group acquired a 51% equity interest in Nan Lung Freight and a 100% equity interest in Air Catering on August 31, 2007. Details are as follows:

RMB million
Assets acquired:
Property, plant and equipment, net	77
Inventories	6
Trade receivables	106
Other receivables	7
Cash and cash equivalents	54
250

Liabilities assumed:
Trade payables	30
Accrued expenses	10
Other liabilities	18
58
Minority interest	80

Net identifiable assets and liabilities	112

Satisfied by:
Cash	112

Analysis of the net outflow of cash and cash equivalents in respect of the acquisition:

Cash consideration paid	(112)
Cash and cash equivalents acquired	54

Net outflow of cash and cash equivalents in respect of the acquisition	(58)

42	Supplementary information to the consolidated cash flow statement (continued)

(c)	Effect of the disposal of GZ Aviation Hotel

The Group disposed of its 90% equity interest in GZ Aviation Hotel to CSAHC on August 31, 2007. Details are as follows:

RMB million
Assets disposed of:
Property, plant and equipment, net	72
Trade receivables	1
Other receivables	6
Cash and cash equivalents	1
80
Liabilities disposed of:
Other liabilities	4
Minority interest	8

Net identifiable assets and liabilities	68
Gain on disposal	7
75

Satisfied by:
Cash	75

Analysis of the net inflow of cash and cash equivalents in respect of the disposal:

Cash consideration received	75
Cash and cash equivalents disposed of	(1)

Net inflow of cash and cash equivalents in respect of the disposal	74

42	Supplementary information to the consolidated cash flow statement (continued)

(d)	Effect of the acquisition of CSAHC Hainan

The Group acquired certain assets of CSAHC Hainan on April 30, 2006. Details are as follows:

RMB million
Assets acquired:
Property, plant and equipment, net	131
Lease prepayment	35
Inventories	28
Trade receivables	30
Other receivables	32
Cash and cash equivalents	38
294
Liabilities assumed:
Trade payables	28
Accrued expenses	14
Other liabilities	247
289
Net identifiable assets and liabilities	5

Satisfied by:
Cash	5

Analysis of the net inflow of cash and cash equivalents in respect of the acquisition:

Cash consideration paid	(5)
Cash and cash equivalents acquired	38

Net inflow of cash and cash equivalents in respect of the acquisition	33

42	Supplementary information to the consolidated cash flow statement (continued)

(e)	Effect of the acquisitions of China Northern Airlines Company (“CNA”) and Xinjiang Airlines Company (“XJA”)

The Group acquired the airline operations and certain related assets of CNA and XJA from its parent company, CSAHC, with effect from 31 December 2004 at a consideration of RMB1,959 million. The consideration payable was settled in 2005.

43	Financial instruments

Exposure to liquidity, interest rate, currency, jet fuel price risk and credit risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Liquidity risk

As at December 31, 2007, the Group’s current liabilities exceeded its current assets by RMB33,811 million. For the year ended December 31, 2007, the Group recorded a net cash inflow from operating activities of RMB6,869 million, a net cash outflow from investing activities of RMB4,844 million and a net cash outflow from financing activities of RMB465 million, and resulted in a net increase in cash and cash equivalents of RMB1,560 million.

In 2008 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at December 31, 2007 when they fall due during 2008. Subsequent to December 31, 2007 through March 31, 2008, the Group renewed short-term loans outstanding of RMB3,179 million (Note 29). The directors of the Company believe that sufficient financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2008. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at December 31, 2007, the Group’s recognised bank and other loans, finance lease obligations, trade payables and amounts due to related companies as disclosed in Notes 29, 30, 31 and 32 respectively, are not materially different from the amount determined based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date).

43	Financial instruments (continued)

(b)	Interest rate risk

The interest rates and maturity information of the Group’s bank and other loans, and finance lease obligations are disclosed in Notes 29 and 30 respectively.

At December 31, 2007, it is estimated that a general increase of 100 basis points in interest rates, with all other variables held constant, would decrease the Group’s profit after tax by approximately RMB279 million (2006: RMB254 million).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date. The 100 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(c)	Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance lease (Note 30) and bank and other loans (Note 29) are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. Under the contracts, the Group will buy US$1 million by selling Japanese Yen at certain specified rates on each of the 35 settlement dates until the maturity of the contracts in 2010. For the year ended December 31, 2007, a net loss of approximately RMB5 million arising from changes in the fair value of these foreign currency forward option contracts has been recognised in profit or loss. At December 31, 2007, the fair value of these currency forward option contracts was financial liabilities of approximately RMB5 million.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to July 21, 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has gradually declined against the Renminbi.

43	Financial instruments (continued)

(c)	Foreign currency risk (continued)

The following table indicates the approximate change in Group’s profit after tax in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

	2007		2006
	Increase	Effect on profit	Increase	Effect on profit
	in foreign	after tax and	in foreign	after tax and
	exchange	retained profits	exchange	retained profits
	rates	RMB million	rate	RMB million

United States Dollars	5%	1,815	5%	1,649
Japanese Yen	2%	24	2%	37

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities’ exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

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

The fair values of derivative financial instruments of the Group at the balance sheet date are as follows:

	2007		2006
	Assets	Liabilities	Assets	Liabilities
	RMB million	RMB million	RMB million	RMB million

Fuel option contracts	2	—	—	26

43	Financial instruments (continued)

(c)	Jet fuel price risk (continued)

At December 31, 2007, the Group had outstanding fuel option contracts to buy approximately 3,300,000 barrels (2006: approximately 6,150,000 barrels) of crude oil at prices ranging from US$42 to US$64 per barrel (2006: US$55 to US$79 per barrel). However, if the prevailing market price of crude oil is above the price as stipulated in the contracts at settlement date of a fuel option, that fuel option at the particular settlement date will be invalidated. On the other hand, the Group sold fuel put options to approved counter-party and had outstanding options at December 31, 2007 of approximately 7,800,000 barrels (2006: 12,300,000 barrels) of crude oil at prices ranging from US$40 to US$54 per barrel (2006: US$43 to US$60 per barrel). All contracts will expire between 2008 and 2009.

A change in price of US$1 per tonne of jet fuel affects the Group’s annual fuel costs by RMB22 million, assuming no change in volume of fuel consumed.

(e)	Credit risk

Substantially all of the Group’s cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association which has insignificant credit risk to the Group. As at December 31, 2007, the balance due from BSP agents amounted to RMB1,238 million (2006: RMB863 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management’s expectations.

43	Financial instruments (continued)

(f)	Fair value

(i)	All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2007 and 2006.

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

-	Cash and cash equivalents, trade receivables, other receivables and other current assets, trade payables, taxes payable and other liabilities

The carrying values approximate their fair values because of the short maturities of these instruments.

-	Financial assets/ liabilities

The fair values of fuel option contracts and foreign exchange forward option contracts are determined based on dealer price quotations and options pricing model without any deduction for transaction costs.

-	Available-for-sale equity securities

The fair value is determined based on quoted market prices without any deduction for transaction costs.

-	Bank and other loans

The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

-
Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(ii)
The economic characteristics of the Group’s finance leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases.

(iii)
Other non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iv)	Amounts due from / to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of this balance.

44	Commitments

(a)	Capital commitments

As at December 31, 2007, the Group had capital commitments as follows:

	2007	2006
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
- authorised and contracted for	88,742	66,881

Other commitments
- authorised and contracted for	772	420
- authorised but not contracted for	1,686	1,404
	2,458	1,824
	91,200	68,705

As at December 31, 2007, the Group had on order 212 aircraft and certain flight equipment, scheduled for deliveries in 2008 to 2013. Deposits of RMB15,366 million have been made towards the purchase of these aircraft and related equipment. As at December 31, 2007, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	2007	2006
	RMB million	RMB million

2007	—	12,299
2008	19,125	22,572
2009	20,767	17,483
2010	20,065	14,232
2011	12,747	295
2012 and afterwards	16,038	—
	88,742	66,881

As at December 31, 2007, the Group’s attributable share of the capital commitments of jointly controlled entities was as follows:

	2007	2006
	RMB million	RMB million

Authorised and contracted for	1	11
Authorised but not contracted for	32	208
	33	219

44	Commitments (continued)

(b)	Operating lease commitments

As at December 31, 2007, the total future minimum lease payments under non-cancellable aircraft and flight equipment operating leases were payable as follows:

	2007	2006
	RMB million	RMB million
Payments due
Within 1 year	3,512	3,077
After 1 year but within 5 years	13,836	10,846
After 5 years	10,831	8,046
	28,179	21,969

(c)	Investing commitments

As at December 31, 2007, the Group committed to make capital contributions in respect of:

	2007	2006
	RMB million	RMB million

A jointly controlled entity	—	83
A subsidiary	133	—
	133	83

45	Contingent liabilities

(a)
The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou cities. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to an indemnification agreement dated May 22, 1997, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group’s use of any of its land and buildings.

45	Contingent liabilities (continued)

(b)
A writ of summons was issued on May 30, 2007 by certain sales agents in Taiwan (the “plaintiffs”) against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the “cooperative agreement”). The plaintiffs have made a claim against the Company or a total sum of approximately HKD107 million in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan, annual bonus and interest on late payment during the period from September 1, 2004 to August 31, 2006. The plaintiffs have also claimed against the Company for an unspecified compensation for early termination of the cooperative agreement.

The directors consider that given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims, with reasonable certainty at this stage. However, the directors are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. The directors consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

(c)
During the year, the Company entered into agreements with its pilot trainees and certain banks to provide guarantees to personal bank loans amounting to RMB90,858,000 to be granted to its pilot trainees to finance their respective flight training expenses. As at December 31, 2007, none of the personal bank loans were drawn down from the banks.

46	Non-adjusting post balance sheet events

(a)
On April 18, 2008, Xiamen Airlines Company Limited, a subsidiary of the Company, entered into a purchase agreement with Boeing Company for the purchase of 20 Boeing B737-800 series aircraft scheduled for delivery from 2014 to 2015. According the information provided by Boeing Company, the total catalogue price for the 20 Boeing B737-800 series aircraft is around US$1,500 million.

(b)
On April 18, 2008, the Board proposed to the shareholders of the Company for their consideration and approval a bonus share issue (the “Bonus Share Issue”) by the conversion of share premium to share capital. Pursuant to the Bonus Share Issue, which is based on 4,374,178,000 Shares in issue as at December 31, 2007, the number of paid up shares will be increased by 2,187,089,000 shares to 6,561,267,000 shares. The Bonus Share Issue is conditional upon (i) the passing of the special resolution to approve the Bonus Share Issue at the Annual General Meeting and the class meeting of holders of H shares of the Company; (ii) approval from the Ministry of Commerce of the PRC being obtained; and (iii) in respect of the new H Shares, the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the new H Shares.

(c)
During the year, the shareholders of the Company authorised the Board to approve guarantees on personal bank loans of its pilot trainees of no more than RMB100 million in each fiscal year (Note 45(c)). On April 18, 2008, the Board further proposed to the shareholders of the Company for their consideration and approval the increase of the amount of such guarantee to no more than RMB400 million in each of the fiscal year.

46	Non-adjusting post balance sheet events (continued)

(d)
On April 18, 2008, the Board approved the proposal of issuance of short-term financing bills in the PRC in the principal amount of up to RMB4 billion and the submission of this proposal to the shareholders’ approval. The short-term financing bills are to be used to fund the operating activities of the Company.

(e)
On May 28, 2008, the Board approved the proposal of issuance of medium term notes in the PRC in the principal amount of up to RMB1.5 billion and the submission of this proposal to the shareholders for their approval. The medium term notes are to be used as the working capital of the Company and fund the capital expenditure of the Company.

47	Immediate and ultimate controlling party

As at December 31, 2007, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

48	Accounting estimates and judgements

The Groups’ financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the consolidated financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Impairment of long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on a reasonable and supportable assumptions and projections of traffic revenue and amount of operating costs.

48	Accounting estimates and judgements (continued)

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

Impairment of trade receivables

The Group maintains an allowance for impairment of bad and doubtful debts for estimated losses resulting from the inability of the debtors to make required payments. The Group bases the estimates of future cash flows on the ageing of the trade receivables balance, debtors’ credit-worthiness, and historical write-off experience. If the financial condition of the debtors were to deteriorate, actual write-offs would be higher than estimated.

49	Comparative figures

The comparative figures represent figures for the years ended December 31, 2006 and 2005. Certain items in these comparative figures have been reclassified to conform with the current year’s presentation to facilitate comparison.

50	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2007

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2007 and which have not been adopted in these consolidated financial statements:

Effective for accounting period beginning on or after

IFRS 8, Operating Segments	January 1, 2009
IFRIC 11, IFRS 2 – Group and Treasury Share Transactions	March 1, 2007
IFRIC 12, Service Concession Agreements	January 1, 2008
IFRIC 13, Customer Loyalty Programmes	July 1, 2008
IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	January 1, 2008
IAS 1 (Revised), Presentation of Financial Statement	January 1, 2009
IAS 23 (Revised), Borrowing Costs	January 1, 2009
Amendment to IFRS 2, Share-Based Payment – Vesting Conditions and Cancellations	January 1, 2009
Amendments to IAS 32, Financial instruments: Presentation and IAS 1, Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation	January 1, 2009
IFRS 3 (Revised), Business Combinations	Applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009
Amendments to IAS 27, Consolidated and Separate Financial Statements	July 1, 2009

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group believes that the adoption of measurement of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position except for IFRIC 13. IFRIC 13 is effective for the Group’s accounting period beginning on or after January 1, 2009 and may result in changes to revenue recognition in respect of mileages granted under the Group’s frequent flyer programmes.

51	Subsidiaries

The particulars of the Group’s principal subsidiaries as of December 31, 2007 are as follows:

Name of company	Place of establishment / operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities

Southern Airlines (Group) Shantou Airlines Company Limited (a)	PRC	RMB280,000,000	60%	Airline
Chongqing Airlines Company Limited (a)	PRC	RMB1,200,000,000	60%	Airline
Zhuhai Airlines Company Limited (a)	PRC	RMB250,000,000	60%	Airline
Xiamen Airlines Company Limited (a)	PRC	RMB700,000,000	60%	Airline
Guizhou Airlines Company Limited (a)	PRC	RMB80,000,000	60%	Airline
Nan Lung International Freight Comapny Limited	HK	HKD3,270,000	51%	Freight services
Guangzhou Air Cargo Company Limited (a)	PRC	RMB238,000,000	70%	Cargo services
Guangzhou Baiyun International Logistics Company Limited (a)	PRC	RMB50,000,000	61%	Logistics operations
Southern Airlines Group Air Catering Company Limited (a)	PRC	RMB10,200,000	100%	Air catering
Guangzhou Nanland Air Catering Company Limited (b)	PRC	RMB120,000,000	75%	Air catering
China Southern West Australian Flying College Pty Limited	Australia	AUD100,000	65%	Pilot training services
Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB251,332,832	51.8%	Property management

(a)	These subsidiaries are PRC limited liability companies.

(b)	This subsidiary is Sino-foreign equity joint venture company established in the PRC.

(c)	Certain of the Group’s subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.

52	Associates and jointly controlled entities

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2007 are as follows:

		Proportion of ownership interest held by
Name of company	Place of establishment/ operation	Group’s effective interest	The Company	subsidiaries	Principal activities

Guangzhou Aircraft Maintenance Engineering Company Limited (a)	PRC	50%	50%	-	Provision of aircraft repair and maintenance services
China Southern Airlines Group Finance Company Limited	PRC	34%	21.1%	12.9%	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39%	39%	-	Airline
MTU Maintenance Zhuhai Co., Limited (a)	PRC	50%	50%	-	Provision of engine repair and maintenance services
China Postal Cargo Airlines Limited (a)	PRC	49%	49%	-	Airline
Zhuhai Xiang Yi Aviation Technology Company Limited (a)	PRC	51%	51%	-	Provision of flight simulation services
Beijing Southern Airlines Ground Services Company Limited (a)	PRC	50%	50%	-	Provision of airport ground services
Guangzhou China Southern Zhongmian Dutyfee Store Co., Limited	PRC	50%	50%	-	Sales of duty free goods in flight

(a)	These are jointly controlled entities.

(b)	Certain of the Group’s jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Liu Shao Yong
Name: Liu Shao Yong
Title: Chairman of the Board of Directors

Date: June 23, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1
Amended Articles of Association of China Southern Airlines Company Limited (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for fiscal year 2006 filed with the Securities and Exchange Commission (File Number: 001-14660) for the year ended December 31, 2006 with the Securities and Exchange Commission on June 29, 2007)

4.1
Form of Director’s Service Agreement (Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006)

4.2
Form of Non-Executive Director’s Service Agreement (Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006)

8.1	Subsidiaries of China Southern Airlines Company Limited

10.1
Airbus Aircraft Acquisition Agreement entered into between China Southern Airlines Company Limited and Airbus dated July 6, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on July 11, 2006)

10.2
Boeing Aircraft Acquisition Agreement entered into between China Southern Airlines Company Limited and Boeing dated October 13, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on October 17, 2006)

10.3
Xiamen Aircraft Acquisition Agreement entered into between Xiamen Airlines and Boeing dated October 13, 2006 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on October 17, 2006)

10.4
Airbus Aircraft Acquisition Agreement entered into between the Company and Airbus dated on July 16, 2007 (Incorporated by reference to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on July 17, 2007)

10.5
Xiamen Aircraft Acquisition Agreement entered into between Xiamen Airlines and Boeing dated on July 16, 2007 (Incorporated by reference to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on July 17, 2007)

10.6
Boeing Aircraft Acquisition Agreement entered into between the Company and Boeing dated on August 20, 2007 (Incorporated by reference to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on August 21, 2007)

10.7
Airbus Aircraft Acquisition Agreement entered into between the Company and Airbus dated on October 23, 2007 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on October 23, 2007)

10.8
Boeing Aircraft Acquisition Agreement between Xiamen Airlines and Boeing dated April 18, 2008 (Incorporated by reference to the Exhibit 99.1 to our Form 6-K (File No. 001-14660) filed with the Securities and Exchange Commission on April 22, 2008)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer