Form 20-F
period 2008-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2009-06-25
CIK 1041668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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
Mr. Xie Bing
Telephone: +86 20 86124462,
E-mail: ir@csair.com
Fax: +86 20 86659040
Address: 278 JI CHANG ROAD
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 4,800,000,000 ordinary A Shares of par value RMB1.00 per share and 1,761,267,000 ordinary H Shares of par value RMB1.00 per share were issued and outstanding as of December 31, 2008.

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

☐Yes ☑ No

TABLE OF CONTENTS
China Southern Airlines Company Limited

i

Employees	60

Share Ownership	61

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	61

Major Shareholders	61

Related Party Transactions	62

Interests of Experts and Counsel	66

ITEM 8. FINANCIAL INFORMATION.	66

Consolidated Statements and Other Financial Information	66

Significant Changes	66

Legal Proceedings	66

Dividend Information	66

ITEM 9. THE OFFER AND LISTING.	67

Offer and Listing Details	67

Plan of Distribution	68

Markets	68

Selling Shareholders	68

Dilution	68

Expenses of the Issue	68

ITEM 10. ADDITIONAL INFORMATION.	68

A. Share Capital	68

B. Memorandum and Articles of Association	68

C. Material Contracts	73

D. Exchange Controls	74

E. Taxation	74

F. Dividends and Paying Agents	79

G. Statement by Experts	79

H. Documents on Display	79

I. Subsidiary Information	79

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.	79

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.	82

PART II	82

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

Some of these risks and assumptions, in addition to those identified under Item 3, “Key Information - Risk Factors,” include:

•	general economic and business conditions in markets where the Company operates, including changes in interest rates;

•	the effects of competition on the demand for and price of our services;

•	natural phenomena;

•	actions by government authorities, including changes in government regulations, and changes in the CAAC’s regulatory policies;

•	the Company’s relationship with China Southern Air Holding Company (the “CSAHC”);

•	uncertainties associated with legal proceedings;

•	technological development;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans;

•	the availability of qualified flight personnel and airport facilities; and

•	misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company, the Group and persons acting on their behalf.

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the “Company” means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, the “Group” means the Company and its consolidated subsidiaries, and “CSAHC” means China Southern Air Holding Company, the Company’s parent company which holds a 50.38% controlling interest in the Company as of June 12, 2009.

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

The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company for the year ended December 31, 2008 (the “Financial Statements”) have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (the “IASB”).

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB6.8346, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2008. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

GLOSSARY OF AIRLINE INDUSTRY TERMS

In this Annual Report, unless the context indicates otherwise, the following terms shall have the respective meanings set forth below.

Capacity Measurements

“available seat kilometers” or “ASKs”	the number of seats made available for sale multiplied by the kilometers flown

“available ton kilometers” or “ATKs”	the number of tons of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown

Traffic Measurements

“cargo ton kilometers”	the cargo load in tons multiplied by the kilometers flown

“revenue passenger kilometers” or “RPKs”	the number of revenue passengers carried multiplied by the kilometers flown

“revenue ton kilometers” or “RTKs”	the load (passenger and cargo) in tons multiplied by the kilometers flown

Yield Measurements

“average yield”	revenue from airline operations (passenger and cargo) divided by RTKs

“cargo yield”	revenue from cargo operations divided by cargo ton kilometers

“passenger yield”	revenue from passenger operations divided by RPKs

“ton”	a metric ton, equivalent to 2,204.6 pounds

Load Factors

“breakeven load factor”	the load factor required to equate scheduled traffic revenue with operating costs assuming that total operating surplus is attributable to scheduled traffic operations

“overall load factor”	RTKs expressed as a percentage of ATKs

“passenger load factor”	RPKs expressed as a percentage of ASKs

Utilization

“utilization rate”	the actual number of flight hours per aircraft per operating day

Equipment

“expendables”	aircraft parts that are ordinarily used up and replaced with new parts

“rotables”	aircraft parts that are ordinarily repaired and reused

Others

“ADR”	American Depositary Receipt

“A Shares”	Shares issued by the Company to investors in the PRC for subscription in RMB, with par value of RMB1.00 each

“CAAC”	Civil Aviation Administration of China

“CAOSC”	China Aviation Oil Supplies Company

“CSRC”	China Securities Regulatory Commission

“H Shares”	Shares issued by the Company, listed on the Stock Exchange of Hong Kong Limited and subscribed for and traded in Hong Kong dollars, with par value of RMB1.00 each

“Nan Lung”	Nan Lung Holding Limited (a wholly-owned subsidiary of CSAHC)

“NDRC”	National Development and Reform Commission of China

“SA Finance”	China Southern Airlines Group Finance Company Limited

“SAFE”	State Administration of Foreign Exchange of China

“SEC”	United States Securities and Exchange Commission

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

The following tables present selected financial data of the Company as of and for each of the years in the five-year period ended December 31, 2008. The selected consolidated statement of operations data for each of the years in the three-year period ended December 31, 2008 and selected consolidated balance sheet data as of December 31, 2008 and 2007, are derived from the consolidated financial statements of the Company, including the related notes, included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2005 and 2004 and selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report.

The IASB has issued certain new and revised IFRSs and interpretations that are first effective or available for early adoption for the current accounting period of the Group. The Group has early adopted IFRIC 13, Customer Loyalty Programmes, which is effective for accounting periods beginning on or after 1 July 2008.  The changes in accounting policies have been applied retrospectively. Accordingly, the comparative financial data presented in this annual report for the years ended December 31, 2007, 2006, 2005 and 2004 have been restated, as applicable, to conform to the changed accounting policies. A detailed description is set forth in Note 3 to our consolidated financial statements.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and “Item 5. Operating and Financial Review and Prospects” are included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs.

Year ended December 31,

	2008 US$	2008 RMB	2007 RMB (Restated, note 1)	2006 RMB (Restated, note 1)	2005 RMB (Restated, note 1)	2004 RMB (Restated, note 1)

	(in million, except per share data)

Consolidated Statement of Operations Data:

Operating revenue	8,089	55,288	54,401	46,081	38,233	23,933
Operating expenses	(9,037)	(61,767)	(52,956)	(45,899)	(39,598)	(23,065)
Operating (loss)/profit	(957)	(6,538)	1,575	515	(1,397)	867
(Loss)/profit before taxation	(691)	(4,724)	2,879	227	(1,913)	179
(Loss)/profit for the year	(700)	(4,786)	2,032	104	(1,891)	124
(Loss)/profit attributable to:
Equity shareholders of the Company	(706)	(4,823)	1,839	106	(1,893)	(79)
Minority interests	5	37	193	(2)	2	203
Basic and diluted (Loss)/earnings per share (note 2)	(0.11)	(0.74)	0.28	0.02	(0.29)	(0.01)
Basic and diluted (Loss)/earnings per ADR (note 2)	(5.38)	(36.75)	14.01	0.81	(14.43)	(0.60)
Cash dividends declared per share	-	-	-	-	-	-

As of December 31,

	2008 US$	2008 RMB	2007 RMB (Restated, note 1)	2006 RMB (Restated, note 1)	2005 RMB (Restated, note 1)	2004 RMB (Restated, note 1)

	(in million)

Consolidated Balance Sheet Data:

Cash and cash equivalents	680	4,649	3,824	2,264	2,901	3,083
Other current assets	673	4,599	4,966	4,419	4,320	4,286
Property, plant and equipment, net	7,789	53,237	58,441	56,335	54,254	46,841
Total assets	12,150	83,042	82,006	75,689	71,491	62,457
Bank and other loans, including long-term bank and other loans due within one year	3,245	22,178	24,948	23,822	16,223	11,518
Short-term financing bills	293	2,000	-	-	-	-
Obligations under capital leases due within one year	261	1,781	2,877	3,091	3,373	2,144
Bank and other loans, excluding balance due within one year	2,550	17,429	9,074	10,018	12,740	11,935
Obligations under capital leases, excluding balance due within one year	1,632	11,157	12,858	12,307	12,459	9,599
Total equity	1,387	9,479	14,310	11,752	11,667	13,679
Number of shares	6,561	6,561	4,374	4,374	4,374	4,374

Note 1: The comparative financial data have been restated upon the adoption of IFRIC 13.

Note 2: In 2008, the Company completed the issue of new shares by the conversion of share premium on the basis of five new shares for every ten existing shares of the Company then held (“Bonus Share Issue”).  The calculation of basic and diluted earnings per share for all periods presented has been adjusted retrospectively.

Selected Operating Data

The following selected operating data of the Group for each of the years in the five-year period ended December 31, 2008 have been derived from consolidated financial statements prepared in accordance with IFRSs and other data provided by the Group which have not been audited.

The operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the statistical standards, which have been implemented by the Company since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

Year ended December 31,

	2008	2007	2006	2005	2004
Capacity
ASK (million)	112,767	109,733	97,059	88,361	53,769
ATK (million)	14,276	14,208	12,656	11,509	7,446
Kilometers flown (thousand)	686,236	675,127	594,957	539,844	324,827
Hours flown (thousand)	1,106	1,075	931	846	501
Number of landing and take-offs	556,914	543,789	481,810	438,674	274,580
Traffic
RPK (million)	83,184	81,727	69,582	61,923	37,196
RTK (million)	9,200	9,250	8,071	7,284	4,663
Passengers carried (thousand)	58,237	56,903	49,206	44,119	28,207
Cargo and mail carried (tons)	835,000	872,000	819,000	775,000	545,000
Load Factors
Passenger load factor (RPK/ASK) (%)	73.8	74.5	71.7	70.1	69.2
Overall load factor (RTK/ATK) (%)	64.4	65.1	63.8	63.3	62.6
Breakeven load factor (%)	73.8	64.8	65.1	67.1	62.0
Yield (restated)
Yield per RPK (RMB)	0.61	0.61	0.60	0.55	0.57
Yield per cargo and mail ton kilometers (RMB)	1.96	1.87	1.89	1.75	1.67
Yield per RTK (RMB)	5.86	5.75	5.57	5.13	5.00
Fleet
— Boeing	179	177	159	140	137
— Airbus	133	119	103	71	46
— McDonnell Douglas	25	25	36	36	35
— Others	11	11	11	14	13
Total aircraft in service at period end	348	332	309	261	231
Overall utilization rate (hours per day)	9.1	9.4	9.5	9.6	9.9
Financial (restated, note)
Operating cost per ATK (RMB)	4.33	3.73	3.63	3.44	3.10

Note: The comparative financial data have been restated upon the adoption of IFRIC 13.

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

Period	Period End	Average (1) (RMB per US$)	High	Low

Annual Exchange Rate
2004	8.2765	8.2765	8.2889	8.2641
2005	8.0694	8.1825	8.2767	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
December 2008	6.8842	6.8225
January 2009	6.8403	6.8225
February 2009	6.8470	6.8241
March 2009	6.8438	6.8240
April 2009	6.8361	6.8180
May 2009	6.8326	6.8176
June 2009 (up to June 12, 2009, the latest practicable date)	6.8371	6.8264

Dividend Payments

No interim dividends were paid during the year ended December 31, 2008. The Board of Directors of the Company did not recommend the payment of a final dividend in respect of the year ended December 31, 2008.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risks Relating to the Company

The Company is indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADRs, H Shares and A Shares.

Major Chinese airlines are wholly- or majority-owned either by the Chinese government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese government, holds and exercises the rights of ownership of 50.38% of the equity of the Company.  The Company contemplates an additional capital injection from CSAHC directly, and indirectly through CSAHC’s wholly-owned subsidiary, Nan Lung, in an aggregate amount of approximately RMB3 billion.  The capital injection will be effected by way of non-public A Share subscription by CSAHC and non-public H Share subscription by Nan Lung, respectively (“Proposed Subscriptions”).  Currently, the Proposed Subscriptions have been approved by shareholders of the Company.  On June 3, 2009, the Company received the formal approval from CSRC for the proposed non-public issue of H Shares.  Up to June 12, 2009, CSRC’s formal approval for the proposed non-public issue of A Shares is pending. Upon completion of the subscriptions, CSAHC’s direct and indirect ownership in the Company will increase to approximately 59.32% of the issued share capital of the Company. The interests of the Chinese government in the Company and in other Chinese airlines may conflict with the interests of the holders of the ADRs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in the Company.  In addition, the Company may accept further capital injection from CSAHC through non-public subscriptions, which may have dilutive impact for other holders of ADRs, H Shares and A Shares.

Due to high degree of operating leverage and high fixed costs, a decrease in revenues of the Group could result in a proportionately higher decrease in its net income.  The results of the Group’s operations are also significantly exposed to fluctuations in foreign exchange.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a proportionately higher decrease in net income. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Company recorded a net exchange gain of RMB2,832 million and RMB2,592 million for 2007 and 2008, respectively, mainly as a result of Renminbi appreciation. A majority of this exchange gain was unrealized in nature.

The Group has significant committed capital expenditures in the next three years, but may face challenges and difficulties as it seeks to maintain liquidity.

As of December 31, 2008, the Group’s current liabilities exceeded its current assets by RMB32,290 million. The Group generally maintains sound operating cash flow.  However, both current ratio and quick ratio are below average, which have negatively impacted, or may in the future negatively impact our liquidity.  In addition, the Group has significant committed capital expenditures in the next three years, due to aircraft acquisitions.  In 2009 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due and its ability to obtain adequate external financing to meet its committed future capital expenditures. However, the Group may not be able to meet its debt obligations as they fall due and committed future capital expenditures if certain assumptions about the operations and the availability of external financing on acceptable terms are inaccurate.  In particular, our ability to access adequate external funding may be adversely impacted by the deepening economic downturn globally and the recent instability in worldwide capital markets.

As at December 31, 2008, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB125,265 million, of which approximately RMB47,125 million was utilized. The directors of the Company believe that sufficient financing will be available to the Group. However there can be no assurance that such loan financing will be available on terms acceptable to the Group.

The Company contemplates an additional capital injection from CSAHC directly, and indirectly through CSAHC’s wholly-owned subsidiary, Nan Lung, in an aggregate amount of approximately RMB3 billion.  The capital injection will be effected by way of non-public A Share subscription by CSAHC and non-public H Share subscription by Nan Lung, respectively (“Proposed Subscriptions”).  Currently, the Proposed Subscriptions have been approved by shareholders of the Company.  On June 3, 2009, the Company received the formal approval from CSRC for the proposed non-public issue of H Shares.  Up to June 12, 2009, CSRC’s formal approval for the proposed non-public issue of A Shares is pending.  The directors of the Company believe that the liquidity status of the Group will be further enhanced upon completion of the capital injection.

CSAHC will continue to be the controlling shareholder of the Company, whose interests may conflict with those of the Company.  CSAHC and certain of its associates will continue to provide certain important services to the Company.  Any disruption of the provision of services by CSAHC or its associates could affect the Company’s operations and financial conditions.

CSAHC will continue to be the controlling shareholder of the Company. CSAHC and certain of its associates will continue to provide certain important services to the Company, including the import and export of aircraft spare parts and other flight equipment, advertising services, provision of air catering, air ticket selling services, cleaning services, property management services, leasing of properties and financial services. In addition, Mr. Si Xian Min, the Chairman of the Board of Directors, also serves as President of CSAHC. The interests of CSAHC may conflict with those of the Company. In addition, any disruption of the provision of services by CSAHC’s associates or a default by CSAHC of its obligations owed to the Company could affect the Company’s operations and financial conditions.  In particular, as part of its cash management system, the Company periodically places significant amount of demand deposits with SA Finance, a PRC authorized financial institution controlled by CSAHC and an associate of the Company.  The Company has taken certain measures to monitor the fund flows between itself and SA Finance and the placement of funds by SA Finance.  Such monitoring measures may help to enhance the safety of the Company’s deposits with SA Finance.  In addition, the Company has received a letter of undertakings from CSAHC dated March 31, 2009, in which, among other things, CSAHC warranted that the Company’s deposits and loans with SA Finance were definitely secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations.  However, the deposits may be exposed to the risks associated with the business of SA Finance over which the Company does not exercise control. As of December 31, 2007 and 2008, the Group had deposits of RMB906 million and RMB1,139 million, respectively, with SA Finance.

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

Both international and domestic economic fluctuations, Chinese government’s macroeconomic controls and large-scale natural disasters affect the demand for air travel, which will in turn cause volatility to the Group’s business and results of our operations.

The US subprime crisis meltdown is an ongoing economic problem manifesting itself through liquidity issues in the global banking system owing to foreclosures which accelerated in the United States in late 2006 and has an adverse impact on global economy in 2007 and 2008.  The deepening global recession has continued into 2009. The aviation industry as a whole is experiencing significantly weaker demand for air travel driven by the severe downturn.  The financial crisis and other global events may reduce consumer spending or cause shifts in spending. A general reduction or shift in discretionary spending can result in decreased demand for leisure and business travel and can also impact the Company’s ability to raise fares to counteract increased fuel and labour costs.  No assurance can be given that capacity reductions or other steps we may take will be adequate to offset the effects of reduced demand.

The global economic slowdown has also negatively affected the growth rate of the Chinese economy. Chinese macroeconomic controls, taken to counteract such slowdown, such as financing adjustments, credit adjustments, price controls and exchange rate policies, would present unexpected changes to the aviation industry.  As a result, the changing economic situation and Chinese macroeconomic controls may cause volatility to the Group’s business and results of our operations.

In 2008, a number of large-scale natural disasters occurred in China, such as the southern China snow storms in January and the May 12 earthquake in Sichuan province.  Disasters such as these can affect the airline industry and the Company by reducing revenues and impacting travel behaviour.

In summary, both international and domestic economic fluctuations and Chinese macroeconomic controls affect the demand for air travel.  Additionally, increasingly strict security measures make air travel a hassle in the eyes of some consumers.  These factors can have an uncertain impact on the development of the aviation industry.

The Company could be adversely affected by an outbreak of a disease that affects travel behaviour.

The recent outbreak of the A/H1-N swine flu has had an adverse impact on the aviation industry globally (including the Company).  The spread of the swine flu has been adversely affecting the Company’s international routes operations.  If the swine flu spreads more widely, it could also affect the Company's regional and domestic routes operations, and result in significant impact on our business operations.  If there were another outbreak of a disease that affects travel behaviour in the future, it could have a material adverse impact on us.

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

Given the preliminary stage of direct flights arrangement between Taiwan and Mainland China, no assurance can be given that the Company will generate significant yields from such new route.  In addition, any discontinuity or disruption in such arrangement may negatively affect the Company’s results.

Further to temporary lifts of the ban on direct flights between Taiwan and Mainland China during certain festivals, as of July 4, 2008, the ban has been further liberalized to allow direct charter flights on weekends.  The Company became the first Chinese carrier to fly non-stop from Mainland China to Taiwan.  Previously, travellers between Taiwan and China have had to make use of intermediate stops in Hong Kong or elsewhere. As a result, the permitted direct flights may benefit the Company by shortening flights time, cutting fuel costs and reducing flight fares between Taiwan and Mainland China.  However, given the preliminary stage of such direct flights arrangement, no assurance can be given that the Company will generate significant yields from the new route.  In addition, the results of the Company’s operations will be negatively impacted by any discontinuity or disruption in the direct flight arrangement, which in turn will be subject to a number of factors beyond our control.

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could negatively affect the Company and the airline industry as a whole. The travel industry continues to face on-going security concerns and cost burdens.

The aviation industry as a whole has been beset with high-profile terrorist attacks, most notably on September 11, 2001 in the United States.  The issue could also affect China.  Notably, on March 7, 2008, on a China Southern Airlines flight boarding in Urumqi, crew members discovered a suspected terrorist.  Thereafter, the CAAC implemented increased security measures.  Additional terrorist attacks, even if not made directly on the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings or selective cancellation or redirection of flights) could materially and adversely affect the Company and the airline industry.  Among possible effects that the Company could experience from terrorist attacks are substantial flight disruption costs caused by grounding of fleet, significant increase of security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significantly decreased traffic and revenue per revenue passenger kilometer.

The Group could be adversely affected by a failure or disruption of our computer, communications or other technology systems.

The Group is increasingly dependent on technology to operate its business. In particular, to enhance its management of flight operations, the Group’s computerized flight operations control system (SOC) began operation in May 1999.  The system utilizes advanced computer and telecommunications technology to manage the Group’s flights on a centralized, real-time basis.  The Group believes that the system will assist it to enhance the efficiency of flight schedule, increase the utilization of aircraft and improve the coordination of the Group’s aircraft maintenance and ground servicing functions.  However, the computer and communications systems on which we rely could be disrupted due to various events, some of which are beyond our control, including natural disasters, power failures, terrorist attacks, equipment failures, software failures and computer viruses and hackers. The Group has taken certain steps to help reduce the risk of some of these potential disruptions.  There can be no assurance, however, that the measures we have taken are adequate to prevent or remedy disruptions or failures of these systems. Any substantial or repeated failure of these systems could impact our operations and customer services, result in the loss of important data, loss of revenues, and increased costs, and generally harm our business. Moreover, a failure of certain of our vital systems could limit our ability to operate our flights for an extended period of time, which would have a material adverse impact on our operations and our business.

The Company’s failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, the Company’s independent registered public accounting firm is required to report on the effectiveness of the Company's internal control over financial reporting.  Our independent registered public accounting firm may not be satisfied with our internal controls, the level of which our controls are documented, designed, operated and reviewed, or our independent registered public accounting firm may interpret the requirements, rules and regulations differently from us, then it may conclude that our internal control over financial reporting are not effective. Although our management concluded that our internal control over financial reporting as of December 31, 2008 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

The Company could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the value of our shares and ADRs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The Company believes that it was not a PFIC for the taxable year 2008. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2009 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

The Company will be classified as a PFIC in any taxable year if either: (1) the average percentage value of its gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of its total gross assets (the “Asset Test”) or (2) 75% or more of its gross income for the taxable year is passive income (such as certain dividends, interest or royalties) (the “Income Test”).  For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or held for the production of passive income and (2) the average value of the Company’s gross assets is calculated based on its market capitalization.

If the Company were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions the Company makes regardless of whether the Company continues to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADRs. An excess distribution would be either (1) a distribution with respect to ADRs that is greater than 125% of the average of such distributions over the preceding three years, or (2) 100% of the gain from the disposition of shares/ADRs. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10, “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company”.

Risks Relating to the Chinese Commercial Aviation Industry

The Company's business is subject to extensive government regulations, and there can be no assurance as to the equal treatment of all airlines under those regulations.

The Company’s ability to implement its business strategy will continue to be affected by regulations and policies issued or implemented by the CAAC, which encompasses substantially all aspects of the Chinese commercial aviation industry, including the approval of domestic, regional and international route allocation, air fares, aircraft acquisition, jet fuel prices and standards for aircraft maintenance, airport operations and air traffic control. Such regulations and policies limit the flexibility of the Company to respond to market conditions, competition or changes in the Company’s cost structure. The implementation of specific CAAC policies could from time to time adversely affect the Company’s operations. The CAAC has confirmed in writing that the Company will be treated equally with other Chinese airlines with respect to certain matters regulated by the CAAC. Nevertheless, there can be no assurance that the CAAC will, in all circumstances, apply its regulations and policies in a manner that results in equal treatment of all airlines.

The Company’s results may be negatively impacted by the fluctuation in domestic prices for jet fuel, and we would be adversely affected by disruptions in the supply of fuel.

The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel cost for 2008 accounted for 65.99% of its flight operations expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports) must be purchased from the exclusive providers, CAOSC and Bluesky Oil Supplies Company, companies controlled and supervised by the CAAC.  Chinese airlines may also purchase their jet fuel requirements at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the State Planning Commission (the predecessor of the NDRC) based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines.

Given the constant fluctuation in global oil prices, there is no way to assure that domestic prices for jet fuel do not fluctuate as well.  For example, prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. From 1994 to 2006, however, CAOSC’s domestic jet fuel prices were above international jet fuel prices, sometimes creating tensions over the fuel supply.  In 2007 through the first half of 2008, the crude oil price in the international market reached its historic high level.  In response to the pressure imposed by such rocketing price, NDRC increased the domestic price for jet fuel on November 1, 2007 and June 20, 2008, respectively. The increased fuel costs have significantly limited the Company’s ability to generate operating profit. In the second half of 2008, the crude oil price in the international market began to decrease continuously.  In order to cushion fuel cost pressure faced by Chinese airlines, on December 19, 2008 and January 1, 2009, respectively, NDRC approved reductions in domestic prices for jet fuel.  However, the potential benefit of these lower fuel prices may be setoff, to a certain level, by the downward adjustment in fuel surcharges as approved by the NDRC (see “ Item 4, “Information on the Company - Business Overview - “Fuel Surcharge” section below for further discussion).

In summary, given the recent volatile fuel price, no assurance can be given that the Company’s results will not be negatively impacted by the fluctuation in domestic prices for jet fuel. While we seek to manage the risk of fuel price increases by using derivative contracts and the Company has gained, in 2008, aggregate profits of US$6.23 million from fuel option contracts, there can be no assurance that, at any given time, the Company will have derivatives in place to provide any particular level of protection against increased fuel costs.  Moreover, declines in fuel prices below the levels established in derivative contracts may require us to provide cash collateral to secure the loss positions on such contracts, and if such contracts close when fuel prices are below the applicable levels, we would be required to make payments to close such contracts; these payments would be treated as additional fuel expense.

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

A change in annual average price of US$1 per tonne of jet fuel affects the Group’s annual fuel costs by approximately RMB21 million, assuming no change in volume of fuel consumed.  Accordingly, even if the jet fuel supply remains uninterrupted, increases in jet fuel prices will nevertheless adversely impact our financial results.

The Company’s net incomes may suffer from an unexpected volatility caused by any fluctuation in the level of fuel surcharges.

The level of fuel surcharges, which is determined by Chinese government, affects domestic customers’ air travel demand as well as the Group’s ability to generate net incomes.  Following a suspension period of more than one year, in 2005, the CAAC and the NDRC decided to resume the imposing of fuel surcharges by Chinese airlines for domestic routes.  The level of fuel surcharges, and any adjustment of which, are determined by the CAAC and the NDRC based on such factors as jet fuel price, route miles and the location of destination.  Recently, due to the downward trend in domestic fuel prices, the CAAC and the NDRC decided, on December 25, 2008, to reduce fuel surcharges for both domestic and international routes.  Thereafter, the CAAC and the NDRC called for a stop on imposing fuel surcharges by Chinese airlines with effect from January 15, 2009. There can be no assurance that the imposing of fuel surcharges will be resumed again in the future.

The Company’s net incomes may suffer from an unexpected volatility caused by any fluctuation in the level of fuel surcharges, which in turn may be affected by a number of factors beyond our control. Recent suspension of fuel surcharge may have an impact of stimulating the weakened air travel demand driven by the economic downturn.  However, it may also reduce the Company’s revenues and therefore cause a shrink in its net incomes.   In addition, no assurance can be given that the fuel surcharge suspension will be able to maintain a sustainable increase in air traffic volume, which would be adequate to setoff any resulted reduction of revenues the Company may suffer from.

The Group’s results of operations tend to be volatile and fluctuate due to seasonality.

The Group’s operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for the Group’s flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume.  In particular, the Group’s airline revenue is generally higher in the second and third quarters than in the first and fourth quarters.  As a result, the Company’s results tend to be volatile and subject to rapid and unexpected change.

The Company’s operations may be adversely affected by insufficient aviation infrastructure in Chinese commercial aviation industry.

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

The Company faces increasingly intense competition both in domestic aviation industry and in the international market.

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

The Company faces varying degrees of competition on its regional routes from certain Chinese airlines and Cathay Pacific Airways, Dragonair and Air Macau, and on its international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than the Company. In addition, the public’s perception of the safety and service records of Chinese airlines could adversely affect the Company’s ability to compete against its regional and international competitors. Many of the Company’s international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of the Company, or engage in promotional activities, that may enhance their ability to attract international passengers.

Due to limitation on foreign ownership imposed by Chinese government policies, the Company may have no meaningful access to the international equity capital markets.

Chinese government policies limit foreign ownership in Chinese airlines. Under these policies, the percentage ownership of the Company’s total outstanding ordinary shares held by investors in Hong Kong and any country outside China (“Foreign Investors”) may not in the aggregate exceed 49%. Currently, we estimate that 26.8% of the total outstanding ordinary shares of the Company are held by Foreign Investors. For so long as the limitation on foreign ownership is in force, the Company will have no meaningful access to the international equity capital markets.

Risks relating to the PRC

The Group has significant exposure to foreign currency risk as majority of the Group’s lease obligations and bank and other loans are denominated in foreign currencies.  Due to rigid foreign exchange control by Chinese government, the Company may face difficulties in obtaining sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

Under current Chinese foreign exchange regulations, Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under leases and bank and other loans are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.  However, SAFE may limit or eliminate the Group’s ability to purchase and retain foreign currencies in the future.  In addition, foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE.  This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions.  No assurance can be given that the Group will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. However, like other derivative products, there can be no assurance that such option contracts can provide, at any given time, particular level of protection against foreign exchange risks.

The Company’s operations are subject to immature development of legal system in China.  Lack of uniform interpretation and effective enforcement of laws and regulations may cause significant uncertainties to the Company’s operations.

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

The PRC new tax law has deprived, or may in the future deprive the Company of preferential income tax rates, which the Company previously enjoyed.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC which took effect on January 1, 2008.  As a result of the new tax law, the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from January 1, 2008.  Prior to enactment of the new tax law, the headquarters of the Company was taxed at a preferential rate of 18% and the branches and subsidiaries were taxed at rates ranging from 15% to 33%.  Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively.

The PRC new tax law may have negative tax impact on holders of H Shares or ADRs of the Company, by requiring the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise.

The new tax law generally provides for the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

For individuals, Chinese tax law generally provides that an individual who receives dividends from the Company is subject to a 20% income tax. A 50% reduction of income tax is granted by Chinese tax law for an individual receiving dividends from a listed company on Shanghai Stock Exchange or Shenzhen Stock Exchange.  As a result, the effective tax rate for dividends received by A Share individual holder is 10%. Currently, dividend income received by any foreign individual that holds overseas shares in any Chinese domestic enterprise is temporarily exempt from income tax. In the event that the exemption is discontinued, such payments will be subject to individual income tax at the 20% rate unless the holder is entitled to a tax waiver or a lower tax rate under an applicable double-taxation treaty.

ITEM 4. INFORMATION ON THE COMPANY.

History and Development of the Company

The Company is a joint stock company incorporated in China on March 25, 1995, and is 50.38% owned by CSAHC. The registered address of the Company is Guangzhou Economic & Technology Development Zone, People’s Republic of China (telephone no: (86)20-8612-4462, website: www.csair.com).

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

Pursuant to a sale and purchase agreement dated November 12, 2004 between the Company, CSAHC, China Northern Airlines Company (“CNA”) and Xinjiang Airlines Company (“XJA”) which was approved by the Company’s shareholders in an extraordinary general meeting held on December 31, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA with effect from December 31, 2004 at a total consideration of RMB1,959 million.

On April 30, 2006, the Company acquired certain assets of CSAHC Hainan Co., Limited (“CSAHC Hainan”), a wholly-owned subsidiary of CSAHC, at a total consideration of RMB294 million.

On June 16, 2007, the Company together with an independent third party established Chongqing Airlines Company Limited (“Chongqing Airlines”), a non-wholly owned subsidiary of the Company.  Up to December 31, 2008, the Company has transferred four aircraft to Chongqing Airlines as capital contribution.

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

On June 2, 2008, the Company entered into a framework agreement with Air Bleu Limited for the proposed formation of a foreign funded cargo airline joint venture company in the PRC.  Air Bleu Limited is a company controlled by Air France-KLM Group, which is a leading international airlines services provider and has extensive operation experiences in and channel of recourses for its air cargo business.  Pursuant to the framework agreement, the joint venture company will be initially held as to 75% by the Company and 25% by Air Bleu Limited.  The duration of the joint venture will be thirty years, with the initial total amount of investment and the registered capital to be further agreed between the parties based on the business plan.  The joint venture is contemplated to principally engage in domestic and international air cargo transportation and storage activities.  The ultimate establishment of the joint venture is subject to the parties entering into a definitive joint venture agreement, and is pending approval from the relevant government authorities.

In August 2008, the Company entered into an agreement with China Post Group to dispose of all of its 49% equity interest in China Postal Cargo Airlines Limited, its jointly controlled entity which China Post Group is the other venturer, at a consideration of RMB210 million and recorded a gain on diposal of RMB143 million.

In December 2008, the Company acquired a 26% equity interest in the China Southern West Australian Flying College Pty Ltd. (the “Australian Pilot College”), a subsidiary of the Company, from CSAHC, and Australian Pilot College became a 91% owned subsidiary of the Company.

Aircraft Acquisitions

Pursuant to the Xiamen Aircraft Acquisition Agreement dated April 18, 2008 between Xiamen Airlines and Boeing, Xiamen Airlines will acquire 20 Boeing B737 series aircraft from Boeing. According to the information provided by Boeing, the aggregate catalogue price for those aircraft is around US$1,500 million, including price for airframe and engines.  The aggregate consideration for the acquisition will be partly payable in cash by Xiamen Airlines, and partly through financing arrangements with banking institutions.  The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from April 2014 to October 2015.

Capital Expenditure

The Group had RMB8,645 million, RMB9,832 million and RMB9,446 million capital expenditures in 2008, 2007 and 2006, respectively. Of such capital expenditures in 2008, RMB281 million was financed by capital leases, RMB7,633 million was financed by bank borrowings while the remaining RMB731 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations.

Business Overview

General

The Group provides commercial airline services throughout China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics from the CAAC, the Group is one of the largest Chinese airlines and, as of year end of 2008, ranked first in terms of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2008, the Group’s RPKs increased at a compound annual growth rate of 9.3% from 69,582 million in 2006 to 81,727 million in 2007, and to 83,184 million in 2008, while its capacity, measured in terms of ASKs, increased at a compound annual growth rate of 7.8%, from 97,059 million in 2006 to 109,733 million in 2007, and to 112,767 million in 2008.  In 2008, the Group carried 58.24 million passengers and had passenger revenue of RMB50,412 million (US$7,376 million).

The Group conducts a portion of its airline operations through its airline subsidiaries namely Xiamen Airlines, Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”) and Chongqing Airlines Company Limited (“Chongqing Airlines”) (collectively, the “Airline Subsidiaries”). In 2008, the Airline Subsidiaries carried 14.27 million passengers and had passenger revenue of RMB11,120 million (US$1,627 million) and accounted for 25% and 22% of the Group’s passengers carried and passenger revenue, respectively.

The Group also provides air cargo and mail services. The cargo and mail revenue of the Group decreased by 5.3% to RMB3,501 million (US$512 million) in 2008 as compared with that of 2007. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.

As of the year end of 2008, the Group operated 653 routes, of which 522 were domestic, 103 were international and 28 were regional. The Group operates the most extensive domestic route network among all Chinese airlines. Its route network covers commercial centers and rapidly developing economic regions in Mainland China.

The Group’s corporate headquarters and principal base of operations are located in Guangzhou, the capital of Guangdong Province and the largest city in southern China. Located in the rapidly developing Pearl River Delta region, Guangzhou is also the transportation hub of southern China and one of China’s major gateway cities. Guangzhou’s significance has increased as the transportation infrastructure of Guangdong Province has developed through the construction and development of expressways, an extensive rail network and the port cities of Guangzhou, Shenzhen, Zhanjiang, Zhuhai Shantou and etc.

In December 2005, the Company established a branch company in Beijing and has added wide-body airplanes to its operation base in Beijing, with the view to expanding its Beijing aviation business and building another main hub there in addition to its Guangzhou base. The establishment of Guangzhou and Beijing hubs will facilitate strategic refinement and enhancement of its route network operations, putting the Company in a better position to explore and seize the opportunities in the aviation market.

The Group’s operations primarily focus on the domestic market. In addition, the Group also operates regional routes and international flights. As of the year end of 2008, the Group had 28 regional routes and 103 international routes. The Group’s regional operations include flights between destinations in China and Hong Kong, Macau and Taiwan. The Group’s international operations include scheduled services to the cities in Australia, Belgium, France, India, Iran, Japan, Kazakhstan, Korea, Kyrgyzstan, Nepal, Netherlands, Nigeria, Pakistan, Russia, Saudi Arabia, Tajikistan, UAE, USA and Southeast Asian destinations.

After joining Skyteam Alliance, the Group has established a network reaching 905 destinations globally, connecting 169 countries of regions and covering major cities around the world.

As of December 31, 2008, the Group had a fleet of 348 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 320 series, 300, 330 and McDonnell Douglas 82 & 90. The average age of the Group’s registered aircraft was 6.30 years as of the year end of 2008.

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

CSAHC was restructured in 1994 and 1995 in anticipation of the initial public offering of the Company. The restructuring was effect through the establishment of the Company and the execution of the De-merger Agreement on March 25, 1995 by and between CSAHC and the Company. Upon the restructuring, the Company assumed substantially the entire airline and airline-related businesses, assets and liabilities of CSAHC, and CSAHC retained its non-airline-related businesses, assets and liabilities. All interests, rights, duties and obligations of CSAHC, whenever created or accrued, were divided between the Company and CSAHC based on the businesses, assets and liabilities assumed by each of them under the De-merger Agreement. Under the De-merger Agreement, CSAHC agreed not to conduct or participate or hold any interest in, either directly or indirectly, any business, activity or entity in or outside China that competes or is likely to compete with the commercial interests of the Group, although CSAHC may continue to hold and control its associates existing on the date of the De-merger Agreement and may continue to operate the businesses of such associates. Under the De-merger Agreement, CSAHC and the Company also agreed to indemnify each other against any and all losses, claims, damage, debts or expenses arising out of or in connection with the restructuring.  As of the date of this Annual Report, no indemnity has been provided by either CSAHC or the Company.

In July 1997, the Company completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB1.00 per share, and listing of the H Shares on the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and ADRs on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of the issued and outstanding shares of capital stock of the Company, consisting of 2,200,000,000 non-tradable Domestic Shares, par value RMB1.00 per share, were owned by CSAHC, which owned and exercised, on behalf of the Chinese government and under the supervision of the CAAC, the rights of ownership of such Domestic Shares. After giving effect to the private placement and the initial public offering, CSAHC maintained its ownership of the 2,200,000,000 Domestic Shares (representing approximately 65.2% of the total share capital of the Company), and were entitled to elect all the directors of the Company and to control the management and policies of the Group. Domestic Shares and H Shares are both ordinary shares of the Company.

In July 2003, the Company issued 1,000,000,000 A Shares with a par value of RMB1.00 each and listed these shares on the Shanghai Stock Exchange. Subsequent to the A Share issue, the shareholding of CSAHC in the Company was reduced from 65.2% to 50.30%.

Share Reform Scheme

Pursuant to relevant PRC laws, the Company launched the share reform scheme in May 2007, whereby all the 2,200,000,000 non-tradable Domestic Shares held by CSAHC shall be converted into tradable A Shares.  Upon the completion of such scheme on June 20, 2008, all the non-tradable Domestic Shares have been successfully converted into tradable A Shares, subject to the restriction that CSAHC shall not transfer or trade these shares within 36 months after the commencement date of the share reform scheme (which is June 18, 2007).

Bonus Shares Issue by Conversion of Share Premium

On June 25, 2008, the shareholders of the Company approved a bonus share issue by way of conversion of share premium, and on August 14, 2008, the Ministry of Commerce approved the bonus share issue.  The issue has been effected by conversion of share premium on the basis of 5 new shares, credited as fully paid, for every 10 existing shares.  Upon the completion of the bonus share issue, which is based on 4,374,178,000 shares in issue as at December 31, 2007, the number of paid up shares  has increased by 2,187,089,000 shares to 6,561,267,000 shares.

Non-Public Subscriptions

On December 10, 2008, the Company entered into an A Shares subscription agreement with CSAHC, pursuant to which CSAHC has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new A Shares for a consideration of RMB2,278,834,000, equivalent to the subscription price of RMB3.16 per new A Share.

Separately and on the same date, the Company and Nan Lung (a wholly-owned subsidiary of CSAHC) entered into a H Shares subscription agreement, pursuant to which Nan Lung has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new H Shares for a consideration of RMB721, 150,000, equivalent to the subscription price of RMB1.00 (equivalent to approximately HK$1.13) per new H Share.  Upon the completion of both A Share and H Share subscriptions, CSAHC’s direct and indirect ownership in the Company will be increased from 50.38% to approximately 59.32% of the issued share capital of the Company.

The subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H Shares on February 26, 2009. On June 3, 2009, the Company received the formal approval from CSRC for the proposed non-public issue of H Shares.  Up to June 12, 2009, CSRC’s formal approval for the proposed non-public issue of A Shares is pending.

Issuance of Short-term Financing Bills and Medium Term Notes

On April 18, 2008, the Company’s Board approved the proposed issue of short-term financing bills in the principal amount of up to RMB4 billion in the PRC, and the submission of this proposal to the annual general meeting for the shareholders’ approval. On June 25, 2008, shareholders of the Company approved such proposed bill issue at the annual general meeting for the year 2007.  The Company believes that the bill issue will provide a further source of funding at an interest rate which is expected to be lower than that for loans from commercial banks, lower the financing cost of borrowings for the Company, and is in the interests of the Company and its shareholders as a whole.  The Company has received the acceptance from National Association of Financial Market Institutional Investors to register the Company’s short-term financing bills in the amount of RMB3.5 billion for a period up to September 10, 2010.  The bills would be jointly underwritten by China CITIC Bank Cooperation Limited and Bank of China Limited.  In October 2008, the Company issued short-term financing bills with total face value of RMB2 billion, bearing coupon interest rate at 4.7% with a maturity period of one year for funding of the business activities of the Company.

On May 28, 2008, the Board approved the proposed issue of medium term notes by the Company in the principal amount of up to RMB1.5 billion and the submission of such proposal to the shareholders for their consideration and approval.  On June 25, 2008, shareholders of the Company approved such notes issue at the annual general meeting for the year 2007.  The Company believes that the notes issue will provide a further source of medium to long term funding at an interest rate lower than the best lending rate for loans from commercial bank, lower the finance costs of borrowings for the Company and improve the debt structure of the Company.

Traffic

The following table sets forth certain statistical information with respect to the Group’s passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail Carried (tons)		Total traffic (tons kilometers)
Year	Total (in million)	Increase (decrease) over previous year (%)	Total (in thousand)	Increase (decrease) over previous year (%)	Total (in million)	Increase (decrease) over previous year (%)
2006	49.21	11.6	819.0	5.7	8,071.0	10.8
2007	56.90	15.6	872.0	6.5	9,250.0	14.6
2008	58.24	2.3	835.0	(4.2)	9,200.0	(0.5)

Route Network

Overview

The Group operates the most extensive route network among the Chinese airlines. As of December 31, 2008, the Group operated 653 routes consisting of 522 domestic routes, 28 regional routes and 103 international routes.

The Group continually evaluates its network of domestic, regional and international routes in light of its operating profitability and efficiency. The Group seeks to coordinate flight schedules with the Airline Subsidiaries on shared routes to maximize load factors and utilization rates. The acquisition of domestic, regional and international routes is subject to approval of the CAAC, and the acquisition of regional and international routes is also subject to the existence and the terms of agreements between the Chinese government and the government of the Hong Kong SAR, the government of the Macau SAR, the government of Taiwan province and the government of the proposed foreign destination.

In order to expand the Group’s international route network, the Group has entered into code-sharing agreements with several international airlines, including Delta Airlines, Asiana Airlines, Japan Air System, Vietnam Airlines, KLM Royal Dutch Airlines and Garuda Indonesian. Under the code sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by the Group to passengers using the Group’s codes.  Similarly, the Group is permitted to sell tickets for the other participating airlines using its “CZ” code. The code sharing agreements help increase the number of the Group’s international sales outlets. After joining Skyteam Alliance, the Group has further established a network reaching 905 destinations globally, connecting 169 countries of regions and covering major cities around the world.

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

Domestic Routes

The Group’s domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2008, the Group’s most profitable domestic routes were between: Beijing-Guangzhou, Guangzhou-Beijing, Shenzhen-Beijing, Beijing-Shenzhen, Fuzhou-Beijing, Fuzhou-Shanghai, Guangzhou-Shanghai, Shenzhen-Shanghai, Sanya-Beijing, and Shanghai-Guangzhou.

Regional Routes

The Group offers scheduled service between Hong Kong and Guangzhou, Shenyang, Wu Yi Shan, Zhang Jia Jie, Changchun, Yinchuan, Xiamen, Shantou, Beijing, Guilin, Meixian, Haikou, Wuhan, Zhengzhou, Nanning, Changsha and Sanya; between Macau and Fuzhou, Hangzhou, Nanchang, Xiamen and Tianjin; between Taipei and Guangzhou, Shanghai, Fuzhou, Hangzhou; between Taichung and Xiamen. In 2008, the most profitable scheduled regional routes were between: Xiamen-Hong Kong, Hong Kong-Beijing, Guangzhou-Hong Kong, Hong Kong-Guangzhou, Hong Kong-Wuhan, Hong Kong-Guangzhou-Yinchuan, Hong Kong-Shantou, Shantou-Hong Kong, Hong Kong-Zhengzhou, and Wuhan-Hong Kong.

In 2008, the Group conducted a total of 13,382 flights on its regional routes, accounting for approximately 24.4% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China according to CAAC statistics.

Previously, direct flights between Taiwan and Mainland China had only been available during certain festivals.  And travelers between Taiwan and China have had to make use of intermediate stops in Hong Kong or elsewhere.  Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends.  The Company became the first Chinese carrier to fly nonstop to Taiwan.

In order to further strengthen its presence in Taiwan, on June 23, 2008, the Company entered into a memorandum of cooperation with China Airlines, which is the largest carrier in Taiwan in terms of route network.  Based on the memorandum, the scope of cooperation between the parties will cover passenger and cargo carrying, maintenance, and ground handling services.

International Routes

The Group is the principal Chinese airline serving Southeast Asian destinations, including Singapore and major cities in Indonesia, Thailand, Malaysia, the Philippines, Vietnam, Myanmar and Cambodia.

In addition, the Group also provides scheduled services to the cities in Australia, France, India, Iran, Japan, Kazakhstan, Korea, Kyrgyzstan, Nepal, Netherlands, Nigeria, Pakistan, Russia, Saudi Arabia, Tajikistan, Turkmenistan, UAE and USA.

After joining Skyteam Alliance, the Group has established a network reaching 905 destinations globally, connecting 169 countries of regions and covering major cities around the world.

In 2008, the Group’s most profitable international routes were: Guangzhou-Beijing-Amsterdam, Seoul-Shenyang, Beijing-Guangzhou-Phnom Penh, Shenyang-Seoul, Seoul-Dalian, Guangzhou-Hanoi, Amsterdam-Beijing-Guangzhou, Dalian-Seoul, Phnom Penh-Guangzhou-Beijing, and Beijing-Dubai- Lagos.

Aircraft Fleet

The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft, in conjunction with our acquisition of China Northern Airlines Company and Xinjiang Airlines Company, and the retirement of less efficient, older aircraft.  As of December 31, 2008, the Group operated a fleet of 348 aircraft with an average age of 6.3 years.  Most aircraft of the Group are Boeing and Airbus aircraft.  The Group has the largest fleet among Chinese airline companies. Among all the aircraft, 206 aircraft operated by the Group are leased pursuant to various types of leasing arrangements.

The following table sets forth certain information regarding the Group’s fleet of 348 aircraft as of December 31, 2008.

Model	Number of Aircraft	Average age (years)	Average Passenger Capacity
Boeing 777-200	4	12.53	380
Boeing 777-21B	6	10.20	292
Boeing 757-200	28	9.89	200
Boeing 747F	2	6.42	n/a
Boeing 737-800	66	2.51	167
Boeing 737-700	43	4.58	138
Boeing 737-500	5	13.18	130
Boeing 737-300	25	14.14	145
Airbus 300-600	6	13.96	272
Airbus 319-100	33	3.24	128
Airbus 320-200	49	6.09	158
Airbus 321-200	31	2.76	182
Airbus 330-200	6	3.04	264
Airbus 330-300	8	0.55	292
McDonnell Douglas 82	12	16.04	144
McDonnell Douglas 90	13	10.85	157
Embraer 145 Jet	6	4.23	50
ATR-72	5	10.95	72
Total	348

During 2008, the Group continued to expand and modernize its aircraft fleet. The Group’s major aircraft transactions included:

In 2008, the Group exercised purchase options of three Boeing 777-200, three McDonnell Douglas 90, five Airbus 320-200 and one Airbus 300-600 upon expiry of the respective lease terms.

Six Airbus 330-300, seven Airbus 321-200 and eight Boeing 737-800 aircraft were acquired under operating lease; two Boeing 757-200 and three Boeing 737-500 aircraft under operating lease were returned during 2008. One Airbus A321-200 aircraft acquired in 2008 were financed by a combination of internal funds, long-term bank loans and capital lease agreements.

In 2008, the Group disposed of one Boeing 757-200 aircraft.

Aircraft Financing Arrangements

Overview

A significant portion of the Group’s aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to twelve years. As of December 31, 2008, 60 of the Group’s 348 aircraft were operated under capital leases, 146 were operated under operating leases, 42 were financed by long-term mortgage loans, while the remaining were acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made pursuant to operating leases or capital leases. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2008, the number of aircraft operated by the Group pursuant to capital and operating leases and the remaining terms, expressed in years, of such leases.

Model	Capital Lease	Operating Lease	Average Remaining Lease Term
Boeing 777-200 and 777-21B	1	4	3.34
Boeing 757-200	0	9	1.91
Boeing 737-700	9	15	6.29
Boeing 737-800	12	36	6.96
Boeing 737-500	0	5	0.56
Boeing 737-300	0	4	4.20
Airbus 319-100	6	27	6.82
Airbus 320-200	20	16	6.16
Airbus 321-100	7	20	9.25
Airbus 330-200	4	2	8.97
Airbus 330-300	0	8	11.71
McDonnell Douglas 90	1	0	0.15
Total	60	146

Capital leases

The majority of the capital leases in respect to aircraft and related equipment have terms of ten to twelve years expiring during the years 2009 to 2018.  As of December 31, 2008, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB16, 036 million. The Group’s capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

As of December 31, 2008, the Group’s aggregate future minimum lease payments required under its operating leases were RMB33,817 million. As of the year end of 2008, the Group’s operating leases had original terms generally ranging from five to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to twelve years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

Pursuant to capital leases or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Taxation Bureau, lease arrangements executed prior to September 1, 1999 are exempt from PRC withholding tax. The PRC withholding tax payable in respect of the operating leases executed after September 1, 1999 of RMB142 million, RMB143 million and RMB60 million during 2008, 2007 and 2006 respectively, have been included as part of the operating lease charges.

In August 2008, Xiamen Airlines, a non wholly-owned subsidiary of the Company entered into an operating lease agreement with GE Commercial Aviation Services, and such agreement has been approved by the Board of the Company on August 18, 2008.   Pursuant to the agreement, Xiamen Airlines plans to lease seven Boeing B737-800 aircraft by way of operating lease.  The term of the lease is eight years from 2011 to 2019, with the price for the operating lease to be determined by the two parities with reference to the prevailing market price.  The Board believes that the introduction of new aircraft under the operating lease is beneficial to the implementation of the Group’s development strategy, will improve the Group’s operating capacity to accommodate the continuous growth in demand for aviation services in the PRC, serve passengers with better services, and enhance the competitiveness of the Group.

Aircraft Flight Equipment

The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. The Group had 66 and 71 spare jet engines for its fleet as of the year end of 2008 and 2007, respectively. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for the Group’s aircraft are generally handled by Southern Airlines (Group) Import & Export Trading Corporation (“SAIETC”), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

A major part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by GAMECO, a jointly controlled entity established by the Company, Hutchison Whampoa (“Hutchison”) and South China International Aircraft Engineering Company Limited, consistent with the Group’s strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China having been certified as a repair station by both the CAAC and the Federal Aviation Administration. In March 1998, GAMECO received an approval certificate from the United Kingdom Civil Aviation Authority for the repair and maintenance of aircraft and aircraft engines.

The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capabilities include overhaul of more than 65% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. GAMECO also provides line maintenance services to 13 other Chinese airlines and 19 international airlines. GAMECO provides heavy maintenance services to 6 other Chinese airlines and 11 international airlines.

The Company and GAMECO had entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On May 17, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services. Pursuant to such fee agreement and other subsequent agreements, GAMECO charged the Company for expendables at cost plus 16%, and labor costs at US$31 per hour during 2008. The amounts incurred by the Group for such repair and maintenance services were RMB746 million, RMB661 million, and RMB686 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Overhauls of jet engines are performed by MTU Maintenance Zhuhai Co., Ltd., a jointly controlled entity of the Company and MTU Aero Engines Gmbh, and also by overseas qualified service providers in Germany, Malaysia, Canada and England. Repair fees amounting to RMB383 million, RMB386 million and RMB497 million were paid to MTU Zhuhai for the years ended December 31, 2008, 2007 and 2006, respectively.

Safety

The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. There were no serious incidents involving casualty or flight damage throughout the three years ended December 31, 2008. For minor “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below the standard prescribed by the CAAC. For example, the Company’s “Accident Signs Per Ten Thousands Hours Ratio” was 0.064, 0.065 and 0.064 in 2008, 2007 and 2006, respectively. In comparison, CAAC’s published maximum acceptable Accident Signs Per Ten Thousands Hours Ratio was 0.7 in 2008, 2007 and 2006. This ratio is defined as the occurrence of one incident for every 10,000 hours of flight time. In 2008, the Group strengthened its flight safety management as per the internal and external safety requirements.  By July 2008, the Group’s continuous safe flight span totaled to 5 million hours, for which the Group received the “Five-Star Flight Safety Award” from CAAC, making it the first in the aviation industry to receive such a great honor. That also set a new safe flight record in the aviation industry in China.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs accounted for 37.4%, 34.6% and 35.2% of the Group’s operating expenses for the years ended December 31, 2008, 2007 and 2006, respectively. Like all Chinese airlines, the Group is generally required by the Chinese government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994.  In 2007 through the first half of 2008, the crude oil prices in the international market reached historic highs.  In response to the pressure imposed by such rocketing prices, on November 1, 2007 and June 20, 2008, respectively, NDRC increased the domestic price for jet fuel. Thereafter, in order to cushion fuel cost pressure faced by Chinese airlines, on December 19, 2008 and January 1, 2009, respectively, NDRC approved reductions in domestic prices for jet fuel.

The average cost paid for jet fuel by the Group in 2008 was RMB7, 497 per ton, which represents a 26% increase from that of 2007.

In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 9% and 12% of the Group’s total jet fuel consumption in 2008 and 2007, respectively.

Fuel Surcharge

According to the relevant regulations promulgated by the NDRC and the CAAC, domestic airlines imposed fuel surcharges for all the domestic routes (excluding those from the mainland PRC to Hong Kong and Macau) with effect from August 1, 2005 (based on flight time). The imposition of the fuel surcharge helped relieve, to a certain extent, the burden of high jet fuel cost, on the Group. The level of fuel surcharges, and any adjustment of which, are determined by CAAC and NDRC based on such factors as jet fuel price, route miles and the location of destination. Recently, due to the downward trend in domestic fuel prices, on December 19, 2008, the CAAC and the NDRC decided, on December 25, 2008, to reduce fuel surcharges for both domestic and international routes.  Thereafter, the CAAC and the NDRC called for a stop on imposing fuel surcharges by Chinese airlines with effect from January 15, 2009. Such suspension on imposing fuel surcharge is designed to stimulate the weakened air travel demand driven by recent economic downturn, but may limit the Group’s ability to generate revenues and net incomes. No timetable has been given by the CAAC or the NDRC as to the resumption of imposing fuel surcharge by Chinese airlines.

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

In the Group’s pilot training program, trainees have two years of theoretical training at the BAAU. After successful completion of academic and physical examinations, the trainees receive flight training for a period of approximately 20 months at Australian Pilot College, a company that is 91% owned by the Company and 9% owned by CSAHC. Each trainee at the Australian Pilot College is required to fly at least 230 hours before being awarded a flight certificate. Graduates of the BAAU and the Australian Pilot College are hired by the Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for the Group’s trainee pilots is approximately four years. The Group has about 1,900 trainees as at the end of April 2009, about 400 trainees are expected to graduate in 2009.

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

The Group used to fund the training of its recruited pilots in previous years and, as a result, incurred significant costs over the years. Recently, there has been a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change will not only cut down the Group’s training expenses significantly, but also ensures the long-term dedicated service of the pilots. Starting from 2007, the Group began to recruit pilots under the self-sponsored training arrangement. On August 27, 2008, the Board approved the Company to provide a guarantee with joint liability for the loans incurred under the self-sponsored pilot training program of 2008 in an aggregate amount of RMB213,600,000. As at December 31, 2008, the Group has provided a guarantee with joint liability for the loans of such self-sponsored pilots in an aggregate amount of RMB90,858,000, under which an aggregate of personal bank loans of RMB13 million were drawn down from the banks. Under the program, the self-sponsored pilots are bound to enter into service contracts with the Group when they finish their training courses.  They have the choices to repay their loans in advance or in instalments.

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

Air Catering

The Company owns a 55% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”) as of December 31, 2008. Nanland provides in-flight meals, snacks, drinks and related services for all of the Group’s flights originating in Guangzhou and substantially all other flights departing from Guangzhou Baiyun Airport. The Group contracts with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry. In January 2008, the Company disposed of a 20% equity interest in Nanland to Cie Exploitation Des Services Auxiliaires Aeriens Servair with a consideration of EUR5.8 million.

To facilitate the Company to optimize its assets structure, better tightening its cost control, reduce the number of connected transactions and enhance the independence of the Company’s operations in the long-run, the Company acquired 100% interest in Southern Airlines Group Air Catering Company Limited (“SAG Air Catering”) on August 31, 2007 from CSAHC.  SAG Air Catering mainly provides in-flight meals to airlines for different flights of the Company originating or stopping at the domestic airports, mainly in northern China and Xinjiang regions.

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

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

The Group’s ticket sales and reservations are conducted by or through independent sales agents and the Group’s own network of exclusive sales offices as well as the CAAC’s sales offices and CSAHC’s associates. The Group has sales offices in Guangzhou and its other route bases. In addition, the Group maintains regional sales offices in other cities in China, including Beijing and Shanghai. The Group maintains international sales offices in Almaty, Amsterdam, Ashkhabad, Astana, Baku, Bangkok, Bishkek, Daejeon, Delhi, Dushanbe, Fukuoka, Hanoi, Ho Chi Minh City, Islamabad, Irkutsk, Jakarta, Jeddah, Khabarovsk, Kathmandu, Kuala Lumpur, Lagos, Los Angeles, Luanda, Manila, Melbourne, Moscow, Novosibirsk, Osaka, Osh, Paris, Penang, Phnom Penh, Pusan, Sapporo, Seoul, Sharjah, Singapore, Sydney, Taegu, Tashkent, Teheran, Tokyo, Vientiane, Vladivostok and Yangon.

The Group has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2008, approximately 8.15% of all ticket sales for the Group’s scheduled flights were made by the Group’s network of sales offices and CSAHC’s associates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents a commission of 1.5%-9% of the ticket price.  Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2008, independent sales agents accounted for approximately 91.85% of the Group’s ticket sales for its scheduled flights.

Substantially all of the Group’s sales offices and agents in China are linked electronically to the CAAC’s computerized ticketing and reservations system, which is in turn linked to all domestic airlines for flights throughout China. The Group has also entered into membership agreements with several international reservation systems, including ABACUS in Southeast Asia, SABRE and GALILEO in the United States, AMADEUS in Europe and INFINI in Japan. These systems facilitate reservations and sales of tickets for the Group’s international flights. During 2008, the Group further improved and optimized its online sales network, and launched Tencent sales counters in cooperation with Tencent Technology Limited, thus expanded the consumer sales network of the Group. Meanwhile, the Group upgraded and reconstructed the SMS platform, and launched the 95539 services hotlines, which provide SMS information services on mileage, flight schedule, flight status, and air ticket price.

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

On June 2, 2008, the Company entered into a framework agreement with Air Bleu Limited for the proposed formation of a foreign funded cargo airline joint venture company in the PRC.  Air Bleu Limited is a company controlled by Air France-KLM Group, which is a leading international airlines services provider and has extensive operation experiences in and channel of resources for its air cargo business.  Pursuant to the framework agreement, the joint venture will be initially held as to 75% by the Company and 25% by Air Bleu Limited.  It is intended that the joint venture will principally engage in domestic and international air cargo transportation and storage activities.  The Board believes that, through the co-operation, the Company can, among other things, leverage on Air France-KLM Group’s leading market position in air cargo business and reduce the operation risk of its air cargo business.   However, the ultimate establishment of the joint venture is subject to the entering into the joint venture agreement by the Company and Air Bleu Limited, and is pending approval from the relevant government authorities. The Company will, if required or as otherwise considered appropriate, make further announcement when the formation of the joint venture takes place.

 Promotional and Marketing Activities

The Group engages in regular promotional and marketing activities in an effort to increase its market share. The Group’s promotional and marketing activities for domestic routes emphasize safety, passenger comfort and the frequency of the Group’s flights. The Group’s promotional and marketing activities for international and regional passengers emphasize the Group’s quality of service, extensive route network in China and greater frequency of flights relative to other Chinese airlines. In addition, the Group also promotes and markets its regional and international routes on the basis of price.

The Group has been seeking to increase its name recognition by offering new services to passengers. For example, the Group was the first Chinese airline to provide off-airport check-in services. The Group also offers transfer and baggage “through-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. The Group widened its use of information technology and introduced new services such as cell phone check-in, and SMS platforms.  During the Beijing Olympic Games, the Group launched a special promotion known as “Welcome the Olympic Games with Gold Medal Services” and successfully fulfilled its duties to deliver quality services for the Beijing Olympic Games and Paralympics Games.

On the wake of permitted direct flights on weekends between Taiwan and Mainland China starting from July 4, 2008, the Company became the first Chinese carrier to fly nonstop to Taiwan.  By taking advantage of such further liberalized air travel policy between Taiwan and Mainland China, the Company has taken measures to explore opportunities presented by and increase its name recognition in Taiwan market.  On June 23, 2008, the Company entered into a memorandum of cooperation with China Airlines, which is the largest carrier in Taiwan by route network.  Based on the memorandum, the scope of cooperation between the parties will cover passenger, cargo, maintenance, and ground handling services.  The Company believes that its strategic collaboration with China Airlines will be beneficial to both parities, expand their route network worldwide, increase their freight load factors, reduce labor and operating costs, and enhance the competitiveness of both airlines in the global air travel market.

To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club”, and the “Egret Mileage Plus”. By the end of 2008, the Group had approximately 6,340,000 members under these programs.

Regulation

The Chinese commercial aviation industry is subject to a high degree of regulation and oversight by the CAAC. Regulations and policies issued or implemented by the CAAC encompass substantially all aspects of airline operations, including the approval of domestic, regional and international route allocation, published air fares, aircraft acquisition, jet fuel prices and standards for aircraft maintenance, airport operations and air traffic control. The Civil Aviation Law, which became effective in March 1996, provides a framework for regulation of many of these aspects of commercial aviation activities. Although China’s airlines operate under the supervision and regulation of the CAAC, they are accorded an increasingly significant degree of operational autonomy, including with respect to the application for domestic, regional and international routes, the allocation of aircraft among routes, the purchase of flight equipment, the pricing of air fares within a certain range, the training and supervision of personnel and their day-to-day operations.

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

The CAAC considers market conditions for a domestic route in determining whether the route should be allocated to one or more airlines. Generally, the CAAC requires the passenger load factor on certain route should be above the average rate of the whole market in the last flight season before additional flights and participants may be put on that route.

Regional Routes. Hong Kong and Macau routes and landing rights are derived from agreements between the Chinese government and the government of the Hong Kong SAR, and between the Chinese government and the government of Macau SAR. Such rights are allocated by the CAAC among the four Chinese airlines permitted to fly to Hong Kong or Macau. The Group understands that the criteria for determining whether a Hong Kong and Macau route will be allocated to a particular airline include market demand, the ability of the airline to service the route and the appropriateness of the airline’s aircraft for such route.

A number of Hong Kong routes are operated by Chinese airlines on a “charter” flight basis. Permission to operate these flights is in theory subject to monthly review by the CAAC and the Hong Kong Civil Aviation Department. The CAAC has informally indicated that it primarily considers market demand and airline capability in granting permission for such flights.

Previously, direct flights between Taiwan and Mainland China had only been available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends.  The Company became the first Chinese carrier to fly nonstop to Taiwan.  Previously, travelers between Taiwan and China have had to make use of intermediate stops in Hong Kong or elsewhere.

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

Published air fares of Chinese airlines for the Hong Kong and Macau routes are determined by the CAAC and the relevant civil aviation authorities in Hong Kong or Macau, subject to consultation between the relevant Chinese airlines and Hong Kong or Macau airlines. Airlines may offer discounts on flights on their Hong Kong regional routes. With respect to the Taiwan routes, the air fares are currently determined by Chinese airlines at their own discretion and may be subject to certain pricing guidance to be issued by the CAAC in the future.

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

Jet Fuel Supply and Pricing

CAOSC and Bluesky Oil Supplies Company, companies controlled and supervised by the CAAC, are the only jet fuel supply companies in China, with the exception of the joint venture jet fuel supply companies that supply the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports, in each of which CAOSC is a partner. Airlines are generally not permitted to buy jet fuel from other suppliers in their domestic operations, since the direct import of jet fuel for domestic purposes is prohibited. As a result, all Chinese airlines purchase their domestic jet fuel supply requirements (other than the above mentioned exceptions) from the seven regional branches of CAOSC. Jet fuel obtained from such regional branches is purchased at uniform prices throughout China that are determined and adjusted by CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors.

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

In the Chinese aviation industry, the three dominant airlines are the Group, Air China and China Eastern Airlines. In 2008, these three airlines together controlled approximately 67.4% of the commercial aviation market in China as measured by passengers carried.

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

According to CAAC statistics, the following table sets forth the Group’s market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated.

	Passenger carried		Cargo and Mail Carried (tons)		Total traffic (ton kilometers)
Year	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in thousands)	Group’s Share (% of total)	Industry Total (in billion)	Group’s Share (% of total)
2004	121.2	23.3	2,770	19.7	23.1	20.2
2005	138.3	31.8	3,067	25.3	26.1	27.9
2006	159.7	30.8	3,494	23.4	30.6	26.4
2007	185.8	30.6	4,018	21.7	36.5	25.3
2008	192.5	30.3	4,076	20.5	37.7	24.4

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

The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China, based on passenger volume data from CAAC statistics, in 2008.

		Cargo and Mail
Airport	Passenger carried (% of total)	Carried (% of total)	Departing flight (% of total)
Beijing	18.59%	12.20%	17.80%
Shanghai Pudong	8.84%	2.67%	9.21%
Guangzhou	48.71%	36.90%	48.06%
Shanghai Hongqiao	16.59%	20.40%	15.73%
Shenzhen	29.62%	22.66%	27.88%
Chengdu	14.47%	14.24%	12.75%
Kunming	17.15%	20.63%	16.03%
Hangzhou	39.02%	32.78%	36.45%
Xi'an	18.62%	21.58%	16.53%
Chongqing	26.23%	28.76%	24.36%

The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above), based on passenger volume data from CAAC statistics, in 2008.

		Cargo and Mail
Airport	Passenger carried (% of total )	Carried (% of total)	Departing flight (% of total)
Wuhan	42.84%	52.00%	37.57%
Changsha	49.83%	68.59%	49.64%
Haikou	25.59%	24.55%	25.47%
Sanya	34.12%	34.28%	35.39%
Zhengzhou	51.89%	61.32%	47.72%
Guilin	39.21%	42.41%	37.35%
Nanning	40.82%	39.00%	34.50%
Zhang Jia Jie	43.19%	76.76%	42.68%

Regional Routes

In 2008, the Group conducted a total of 13,382 flights on its regional routes, accounting for approximately 24.4% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China. The Group faces less competition on regional routes than that on domestic and international, and earns higher operating margin. Air China, Eastern Airlines, Air Macau, Dragon Air and Cathay Pacific Airways compete with the Group in the regional traffic markets.

International Routes

The Group competes with Air China, China Eastern and many well-established foreign airlines on its international routes. Most of these international competitors have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than the Group. In addition, the public’s perception of the safety and service records of Chinese airlines may adversely affect the Group’s ability to compete against its regional and international competitors. Many of the Group’s international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of the Group, or engage in promotional activities that may enhance their ability to attract international passengers.

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

As of December 31, 2008, Xiamen Airlines operated under its own “MF” code with a fleet of 49 aircraft on 132 domestic routes, 11 international routes and 7 regional routes. In 2008, Xiamen Airlines carried a total of about 9.63 million passengers, or approximately 16.52% of the passengers carried by the Group in that year, and had RMB7,666 million in traffic revenue.

As of December 31, 2008, Shantou Airlines operated under the Group’s “CZ” code with a fleet of nine aircraft. In 2008, under the centralized allocation of flight routes of the Group, Shantou Airlines carried a total of about 1.71 million passengers, or 2.94% of the passengers carried by the Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2008 was RMB1,372 million.

As of December 31, 2008, Chongqing Airlines operated under the “OQ” code with a fleet of four aircraft. In 2008, under the centralized allocation of flight routes of the Group, Chongqing Airlines carried a total of about 0.78 million passengers, or 1.35% of the total number of passengers carried by the Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2008 was RMB489 million.

As of December 31, 2008, Zhuhai Airlines operated under the “CZ” code with a fleet of five aircraft. In 2008, under the centralized allocation of flight routes of the Group, Zhuhai Airlines carried a total of about 0.81 million passengers, or approximately 1.40% of the total number of passengers carried by the Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2008 was RMB744 million.

As of December 31, 2008, Guizhou Airlines operated under the “CZ” code with a fleet of eight aircraft. In 2008, under the centralized allocation of flight routes of the Group, Guizhou Airlines carried a total of about 1.34 million passengers, or approximately 2.30% of the total number of passengers carried by the Group in 2008. Total traffic revenue of Guizhou Airlines was approximately RMB1,224 million for the year ended December 31, 2008.

Insurance

The CAAC maintains fleet and legal liability insurance on behalf of the Group and all other Chinese airlines with PICC Property and Casualty Company Limited, or PICCP&C, and China Pacific Property Insurance Company Ltd., under the PICCP&C master policy. The Group maintains aviation hull all risks, spares and airline liability insurance, aircraft hull all risks and spare engines deductible insurance, aviation hull war and allied perils policy of the type and in the amount customary in the Chinese aviation industry.

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$58,526) per passenger. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. The Group believes that it maintains adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which the Group is subject to.

The CAAC allocates insurance premiums payable in respect of the PICCP&C master policy to each participating airline based on the value of the airline’s insured aircraft or, in the case of leased aircraft, based on the amount required by the terms of the lease. Insurance claims made by any participating airline may cause the premiums paid by the Group under the PICCP&C master policy to increase. PICCP&C’s practice has been to reinsure a substantial portion of its aircraft insurance business through reinsurance brokers on the London reinsurance market.

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

The names “China Southern” and “China Southern Airlines” contain Chinese words of common usage and are therefore not eligible for registration as tradenames under current Chinese law. The kapok logo is a trademark registered in China and recorded with the International Air Transport Association (“IATA”), the rights to which are owned by CSAHC. The Company and CSAHC have entered into a trademark license agreement (the “Trademark License Agreement”), pursuant to which CSAHC has licensed to the Group the right to use the names “China Southern” and “China Southern Airlines” in both English and Chinese and granted the Company a 10-year renewable license from 1997 to use the kapok logo on a world-wide basis. CSAHC has retained the right to use the kapok logo in connection with its non-airline related businesses conducted as of the date of the Trademark License Agreement and to permit its associates that do not compete, directly or indirectly, with the Group to use the kapok logo. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May of 2007, the Trademark License Agreement has been renewed by the two parties for another ten-year term ending 2017. Xiamen Airlines owns all rights to its egret logo, which is a trademark registered in China, and recorded with the IATA. Chongqing Airlines also owns all rights to its logo, which is a trademark registered in China, and recorded with the IATA.

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

Organizational Structure

The following chart illustrates the corporate structure of the Group as of December 31, 2008 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, associates and jointly controlled entities.

Note a: Including 13% ownership interest held by CSA’s subsidiaries.

The particulars of the Company’s principal subsidiaries as of December 31, 2008 are as follows:

Name of company	Place and date of establishment /operation	Proportion of ownership interest held by the Company
Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Xiamen Airlines Company Limited	PRC August 11, 1984	60%
Guizhou Airlines Company Limited	PRC November 12, 1991	60%
Chongqing Airlines Company Limited	PRC June 16, 2007	60%
Guangzhou Air Cargo Company Limited	PRC March 31, 2004	70%
Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	55%
China Southern West Australian Flying College Pty Limited	Australia January 26, 1971	91%
Guangzhou Baiyun International Logistics Company Limited	PRC July 23, 2002	61%
Xinjiang Civil Aviation Property Management Limited	PRC February 12, 2002	51.8%
Southern Airlines Group Air Catering Company Limited	PRC December 25, 2003	100%
Nanlung International Freight Company Limited	Hong Kong October 1, 1996	51%

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2008 are as follows:

		Proportion of ownership interest held by
Name of company	Place and date of establishment /operation	Group effective interest	The Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Company Limited	PRC October 28, 1989	50%	50%	—
China Southern Airlines Group Finance Company Limited	PRC June 28, 1995	34%	21.1%	12.9%
Sichuan Airlines Corporation Limited	PRC August 28, 2002	39%	39%	—
MTU Maintenance Zhuhai Company Limited	PRC April 6, 2001	50%	50%	—
Beijing Southern Airlines Ground Service Company Limited	PRC April 1, 2004	50%	50%	—
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC July 10, 2002	51%	51%	—
Guangzhou China Southern Zhongmian Dutyfree Store Company Limited	PRC September 29, 2006	50%	50%	—
Southern Airlines Culture and Media Company Limited	PRC May 13, 2004	50%	50%	—

Property, Plant and Equipment

For a discussion of the Group’s aircraft, see Item 4, “Information on the Company — History and development of the Company — Aircraft Acquisitions.”

The Group’s headquarters in Guangzhou occupy an area of approximately 460,601 square meters of land and a total gross floor area of approximately 563,335 square meters. The Group leases from CSAHC the land in Guangzhou on which the Group’s headquarters and other facilities are located. The Group also leases from CSAHC certain buildings mainly at the Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin and Xinjiang.

The Company’s principal properties are located at its headquarters site and at its route bases. The following table sets forth certain information with respect to the Company’s properties at its headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Buildings (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	330,163	130,438	556,058	7,277
Shenzhen	208,740	—	54,093	—
Zhuhai	170,062	—	18,791	—
Changsha	138,949	—	52,552	—
Zhengzhou	290,841	—	66,542	—
Haikou	5,265	—	67,664	19,633
Wuhan	—	31,061	17,335	22,831
Nanyang	—	—	12,156	60,003
Sanya	106,680	—	16,968	—
Shenyang	—	167,502	79,626	93,445
Dalian	—	14,403	20,290	33,597
Jilin	—	65,076	34,110	7,767
Harbin	—	286,871	36,925	3,188
Xinjiang	17,460	545,146	177,710	4,135
Guilin	72,563	—	73,379	139

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Buildings (in square meters)
	Owned	Leased	Owned	Leased
Xiamen	581,401	—	511,847	26,044
Shantou	36,931	53,000	61,468	2,773
Zhuhai	99,306	—	57,730	1,800
Guizhou	259,879	—	106,245	3,425
Chongqing	—	—	6,766	2,691

As systems for registration and transfer of land use rights and related real property interests in China have been implemented relatively recently, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Group’s headquarters and other facilities are located and the buildings that the Group uses at its route base in Wuhan and Haikou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by the Group that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair the ability of the Group to dispose of or mortgage such land use rights and buildings. As of June 12, 2009, the Group was in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou Baiyun International Airport, Xiamen, Heilongjiang, Hainan, Jilin, Dalian, Hunan and Xinjiang, in which the Group has interests and for which such certificates have not been granted.  The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

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

The discussion and analysis of the Group’s financial condition and results of operations are based on the consolidated financial statements, which have been prepared in accordance with IFRSs. The comparative financial data presented in the discussion and analysis below has been restated upon the adoption of IFRIC 13.

Critical Accounting Policies

The preparation of the consolidated financial statements requires the Group to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRSs is presented in Note 53 to the consolidated financial statements.

Overview

In 2008, the Group strived to promote its development strategy of internationalization and network establishment. By improving the construction of hub network, marketing network and service network, the Group leveraged on the economies of scale attained through network development and achieved a fundamental change in modes of growth. During the reporting period, the Company sped up the construction of its dual hubs, re-designed its overall traffic capacity, and adjusted schedules of its flights, in an effort to promote continuous development of its hub network, progressive expansion of its marketing network, and constant improvement of its service level. In addition, as part of its continuous efforts to deepen the reform and innovation, the Group implemented centralized controls and effective management of capital. Also, it has been seeking for new service methods and forms, for example, it widened the application of information technology, introduced new services such as cell phone check-in, and SMS platforms. Through all these efforts, the Group was able to lay a solid foundation for its future transformation and development.

In 2008, to cope with high aviation fuel prices, the Company, while proactively strengthened cost controls and cut energy consumption, engaged in certain aviation fuel hedging activities in a cautious manner in order to offset a part of aviation fuel costs. The Company also stayed alert on tackling hedging risks that may arise from a sharp fall of fuel prices.

In 2008, the Group focused on brand building for its services which underlined the construction and development of its service assurance network. The Group launched a special drive known as “Welcome the Olympic Games with Gold Medal Services” and successfully fulfilled its duties to deliver quality services toward the Beijing Olympic Games and Paralympics Games. Our effort to combat the snowstorm and earthquake also gained credits. In the meanwhile, the Group carried out the activity called “Year of Brand and Services” on a more extensive basis. Its brand-building movement mainly concerns four aspects, namely high-end services, ground services, in-flight services and transit services. For high-end services, the Group was committed to attracting high-end customers by establishing a high-end customer administration system and high-end customer service standards. In respect of ground services, the Group concentrated on improving check-in, first class and business class lounges and luggage transportation services, so as to give its customers a convenient and comfortable experience. For in-flight service, the Group carried out a “cabin revolution” to provide passengers with new in-flight experiences by enhancing the environment and service standards all-around. As to transit service, the Group regulated relevant service units, unified brand image, made full use of its network strengths, and tried its best to build up a transit service brand boasting efficiency and convenience.

In 2008, the Group followed the environment-friendly principle of “Green Flight” and promoted energy conservation and low emission in every possible way. For example, the Group upgraded its fleet, operated aircraft with higher fuel use efficiency as far as possible, and took various measures to reduce the weight of the aircraft. With all these measures, the Group achieved continuous reduction both in fuel consumption of aircraft and ground service related energy consumption. The Group has initiated discussion with suppliers for technological advancement to reduce noise pollution, proactively cooperated with airports and air traffic control authorities, and chose appropriate landing programs, thereby the noise pollution generated by taking off and landing made to local residential areas was substantially reduced. The Group aims to accomplish a major strategic reform and improve service level and brand awareness through strengthened technological innovation and enhanced management proficiency, system development and technological upgrades, so that diversified products and convenient, punctual and rapid services are provided to its customers.

In 2008, the Group further improved and optimized its online sales network, and launched Tencent sales counter in cooperation with Tencent Technology Limited, thus expanded the B2C sales network of the Group. Meanwhile the Group upgraded and reconstructed the SMS platform, and launched the 95539 services hotlines, which provide SMS services of information on mileage, flight schedule, flight status, and air ticket price. In addition, the Group developed service system for high-end customers, realized functions such as instant membership for high-end customers, and made use of information technology to promote sophisticated management and scientific operation.

Nevertheless, the Group is facing pressures on its operations due to the result of the sub-prime crisis in the US, the slowing down of the world economy, the contractioning credit policies of the People’s Bank of China, fierce competition in the aviation industry and the fluctuations in fuel prices.

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

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses are fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Group recognized a net exchange gain of RMB2,592 million and RMB2,832 million in 2008 and 2007, respectively. These amounts represented mainly unrealized exchange differences resulting from the retranslation of the foreign currency borrowings.

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

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2008, 2007 and 2006:

Traffic	Year ended December 31,			2008 vs. 2007 % increase	2007 vs. 2006 % increase
	2008	2007	2006	(decrease)	(decrease)
RPK (million)
Domestic	70,619	68,369	58,128	3.3	17.6
Regional	1,139	1,180	1,541	(3.5)	(23.4)
International	11,426	12,178	9,913	(6.2)	22.8
Total	83,184	81,727	69,582	1.8	17.5
RTK (million)
Domestic	7,392	7,219	6,226	2.4	15.9
Regional	110	115	156	(4.3)	(26.3)
International	1,698	1,916	1,689	(11.4)	13.4
Total	9,200	9,250	8,071	(0.5)	14.6
Passengers carried (thousand)
Domestic	53,063	51,326	44,225	3.4	16.1
Regional	1,220	1,339	1,545	(8.9)	(13.3)
International	3,954	4,238	3,436	(6.7)	23.3
Total	58,237	56,903	49,206	2.3	15.6
Cargo and mail carried (thousand tons)
Domestic	713	733	674	(2.7)	8.8
Regional	11	12	16	(8.3)	(25.0)
International	111	127	129	(12.6)	(1.6)
Total	835	872	819	(4.2)	6.5

Capacity	Year ended December 31,			2008 vs. 2007 %increase	2007 vs. 2006 %increase
	2008	2007	2006	(decrease)	(decrease)
ASK (million)
Domestic	93,384	89,452	79,773	4.4	12.1
Regional	1,790	1,881	2,459	(4.8)	(23.5)
International	17,593	18,400	14,827	(4.4)	24.1
Total	112,767	109,733	97,059	2.8	13.1
ATK (million)
Domestic	10,985	10,440	9,311	5.2	12.1
Regional	200	210	289	(4.8)	(27.3)
International	3,091	3,558	3,056	(13.1)	16.4
Total	14,276	14,208	12,656	0.5	12.3
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	75.6	76.4	72.9	(1.0)	4.8
Regional	63.6	62.7	62.7	1.4	0.0
International	64.9	66.2	66.9	(2.0)	(1.0)
Overall	73.8	74.5	71.7	(0.9)	3.9
Overall load factor (RTK/ATK) (%)
Domestic	67.3	69.1	66.9	(2.6)	3.3
Regional	55.0	55.1	54.0	(0.2)	2.0
International	54.9	53.8	55.3	2.0	(2.7)
Overall	64.4	65.1	63.8	(1.1)	2.0
Yield (restated, note)
Yield per RPK (RMB)
Domestic	0.59	0.60	0.59	(1.7)	1.7
Regional	0.84	0.91	0.80	(7.7)	13.8
International	0.67	0.63	0.62	6.3	1.6
Overall	0.61	0.61	0.60	0.0	1.7
Yield per RTK (RMB)
Domestic	5.90	5.89	5.71	0.3	3.0
Regional	9.23	9.91	8.52	(6.9)	16.3
International	5.47	5.03	4.77	8.7	5.5
Overall	5.86	5.75	5.57	1.9	3.2
Financial (restated)
Passenger revenue (RMB million)
Domestic	41,854	40,717	34,036	2.8	19.6
Regional	952	1,074	1,230	(11.4)	(12.7)
International	7,606	7,708	6,145	(1.3)	25.4
Total	50,412	49,499	41,411	1.8	19.5
Cargo and mail revenue (RMB million)	3,051	3,697	3,538	(5.3)	4.5

Note: The comparative financial data have been restated upon the adoption of IFRIC 13.

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

2008 compared with 2007

The loss attributable to equity shareholders of the Company of RMB4,823 million was recorded in 2008 as compared to a profit attributable to equity shareholders of the Company of RMB1,839 million in 2007. The Group experienced a slow down of growth in traffic revenue and rising operating expenses as a result of global financial crisis and increase of jet fuel cost. The Group’s operating revenue increased by RMB887 million or 1.6% from RMB54,401 million in 2007 to RMB55,288 million in 2008. Passenger load factor decreased by 0.7 percentage point, from 74.5% in 2007 to 73.8% in 2008. Passenger yield (in passenger revenue per RPK) was RMB0.61, which was unchanged from 2007. Average yield (in traffic revenue per RTK) increased by 1.9% from RMB5.75 in 2007 to RMB5.86 in 2008. Operating expenses increased by RMB8,811 million or 16.6% from RMB52,956 million in 2007 to RMB61,767 million in 2008. As a result of the increase in operating expenses which outweighed the growth in revenue, operating loss of RMB6,538 million was recorded in 2008, as compared to operating profit of RMB1,575 million in 2007.

Operating revenue

Substantially all of the Group’s operating revenue is attributable to its air transport and related operations. Traffic revenue accounted for 97.5% and 97.8% of the total operating revenue in 2008 and 2007 respectively. Passenger revenue and, cargo and mail revenue accounted for 93.5% and 6.5% respectively of the total traffic revenue in 2008. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

The increase in operating revenue was primarily due to a 1.8% rise in passenger revenue from RMB49,499 million in 2007 to RMB50,412 million in 2008 resulting from increase in fuel surcharge income. The total number of passengers carried increased by 2.3% to 58.24 million passengers in 2008. RPKs increased by 1.8% from 81,727 million in 2007 to 83,184 million in 2008, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK was RMB0.61, which was unchanged from 2007.

The Group recorded an amount of fuel surcharge income in respect of passenger operation of RMB7,497 million (2007: RMB4,910 million). Excluding fuel surcharges, the passenger revenue of the Group decreased by 3.8%, from RMB44,589 million in 2007 to RMB42,915 million in 2008, and the passenger yield per RPK (excluding fuel surcharges)  decreased from RMB0.55 in 2007 to RMB0.52 in 2008.

Domestic passenger revenue accounted for 83.0% of the total passenger revenue in 2008. Domestic passenger revenue increased by 2.8% from RMB40,717 million in 2007 to RMB41,854 million in 2008 (2007: increased by 19.6% from RMB34,037 million in 2006 to RMB40,717 million in 2007). The decrease in growth in domestic passenger revenue was mainly attributable to various unfavorable factors, including large-scale natural disasters occurred in China, such as the southern China snow storms in January 2008, the May 12 earthquake in Sichuan province, and the strict security measures and visa control for foreigners for the Beijing Olympic Games. Domestic passenger traffic in RPKs increased by 3.3%, mainly due to an increase in number of passengers carried. Domestic passenger yield per RPK decreased from RMB0.60 in 2007 to RMB0.59 in 2008.

Regional passenger revenue, which accounted for 1.9% of total passenger revenue, decreased by 11.4% from RMB1,074 million in 2007 to RMB952 million in 2008, as a result of strong competition from Cathay Pacific Airways and Dragonair for routes connecting Hong Kong and domestic cities of the PRC. For regional flights, passenger traffic in RPKs decreased by 3.5%, while passenger capacity in ASKs decreased by 4.8%, resulting in an increase in passenger load factor by 0.9 percentage point from 62.7% in 2007 to 63.6% in 2008. Passenger yield per RPK decreased from RMB0.91 in 2007 to RMB0.84 in 2008, mainly resulted from stronger competition in the region during the year.

International passenger revenue, which accounted for 15.1% of total passenger revenue, decreased by 1.3% from RMB7,708 million in 2007 to RMB7,606 million in 2008, as a result of the decreased market demand due to the visa restriction for foreigners during the Beijing Olympic Games period and the global financial crisis.  For international flights, passenger traffic in RPKs decreased by 6.2%, while passenger capacity in ASKs decreased by 4.4%, resulting in a 1.3 percentage point decrease in passenger load factor from 2007. Passenger yield increased by 6.3% from RMB0.63 in 2007 to RMB0.67 in 2008, mainly due to the increase in fuel surcharge income.

Cargo and mail revenue, which accounted for 6.5% of the Group’s total traffic revenue and 6.3% of total operating revenue, decreased by 5.3% from RMB3,697 million in 2007 to RMB3,501 million in 2008. The decrease was attributable to reduced cargo traffic demand under global financial crisis.

Other operating revenue increased by 14.1% from RMB1,205 million in 2007 to RMB1,375 million in 2008. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating expenses

Total operating expenses in 2008 amounted to RMB61,767 million, representing an increase of 16.6% or RMB8,811 million over 2007, primarily due to the total effect of increases in jet fuel costs, operating lease charges of aircraft, servicing expenses, maintenance expenses and impairment losses on property, plant and equipment. Total operating expenses as a percentage of total operating revenue increased from 97.3% in 2007 to 111.7% in 2008.

Flight operations expenses, which accounted for 56.6% of total operating expenses, increased by 20.3% from RMB29,082 million in 2007 to RMB34,982 million in 2008, primarily as a result of increases in jet fuel costs and operating lease charges of aircraft. Jet fuel costs, which accounted for 66.0% of flight operations expenses, increased by 26.0% from RMB18,316 million in 2007 to RMB23,086 million in 2008 mainly as a result of increased fuel prices. Operating lease charges of aircraft increased by 11.5% from RMB3,735 million in 2007 to RMB4,166 million in 2008 primarily due to the additional rental payments for new aircraft under operating leases.

Maintenance expenses, which accounted for 7.9% of total operating expenses, increased by 5.3% from RMB4,643 million in 2007 to RMB4,890 million in 2008. The increase was mainly due to fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 13.7% of total operating expenses, increased by 3.9% from RMB8,160 million in 2007 to RMB8,476 million in 2008. The increase primarily resulted from a 1.7% rise in landing and navigation fees from RMB6,030 million in 2007 to RMB6,135 million in 2008, due to an increase in number of flights.

Promotional and sales expenses, which accounted for 5.7% of total operating expenses, increased by 2.0% from RMB3,421 million in 2007 to RMB3,491 million in 2008.

General and administrative expenses, which accounted for 3.3% of the total operating expenses, increased by 8.9% from RMB1,874 million in 2007 to RMB2,041 million in 2008.

Impairment on property, plant and equipment, which accounted for 3.1% of the total operating expenses, increased by RMB1,775 million from RMB109 million in 2007 to RMB1,884 million in 2008. The impairment losses recognised in 2008 mainly comprise the following:

-
During the year, in view of the age and operating efficiency of the Group’s fleet of Boeing 777-200A aircraft, Airbus 300 aircraft and McDonnell Douglas 90 aircraft, the Group determined to dispose of these aircraft. The Group has commenced its process of seeking buyers for these aircraft. As a result, the Group assessed the recoverable amounts of these aircraft. Based on this assessment, the carrying amount of the aircraft and the related fleet assets was written down by RMB1,590 million. The estimates of recoverable amounts were based on the aircraft’s fair value less costs to sell, determined by reference to the recent observable market prices for the respective model of aircraft.

-
There has been a decrease in demand of cargo transportation services as a result of the current economic conditions. In addition, the operating efficiency of the Group’s cargo freighters Boeing 747 is not satisfactory due to lack of economy of scale for the existing small fleet of cargo freighters. As such, the Group assessed the recoverable amounts of its cargo freighters and the related fleet assets. Based on this assessment, the carrying amount of the cargo freighters was written down by RMB291 million. The estimates of recoverable amounts were based on the aircraft’s fair value less costs to sell, determined by reference to the recent observable market prices for the cargo freighters.

Depreciation and amortisation, which accounted for 9.3% of total operating expenses, increased by 3.5% from RMB5,554 million in 2007 to RMB5,746 million in 2008, mainly resulting from the additional depreciation charge on aircraft delivered in 2007 and 2008.

Operating (loss)/profit

Operating loss of RMB6,538 million was recorded in 2008 as compared to an operating profit RMB1,575 million in 2007. This was mainly because operating revenue increased by RMB887 million or 1.6% in 2008 while operating expenses increased by RMB8,811 million or 16.6% in the same period.

Others

Interest expense decreased by 13.3% from RMB2,291 million in 2007 to RMB1,987 million in 2008, mainly due to the decrease in average effective interest rate of bank and other loans and obligations under capital leases. Interest income increased by 41.1% from RMB73 million in 2007 to RMB103 million in 2008, mainly attributable to the increase in average bank deposits balances during 2008.

Net exchange gain decreased by 8.5% from RMB2,832 million in 2007 to RMB2,592 million in 2008. Such amount mainly represented an unrealised translation gain on retranslation of foreign currency denominated liabilities at the year end.

Taxation

Income tax expenses decreased by 92.7% from RMB847 million in 2007 to RMB62 million in 2008. This was mainly attributable to the net effect of the operating loss of the Group and the effect of certain deferred tax assets not recognised.

2007 compared with 2006

The profit attributable to equity shareholders of the Company increased from RMB106 million in 2006 to RMB1,839 million in 2007.  The scale of operations increased as a result of steady growth in China’s economy and strong demand for air transportation.  The Group’s operating revenue increased by RMB8,320 million or 18.1% from RMB46,081 million in 2006 to RMB54,401 million in 2007.  Passenger load factor increased by 2.8 percentage point, from 71.7% in 2006 to 74.5% in 2007. Passenger yield (in passenger revenue per RPK) increased by 1.7% to RMB0.61. Average yield (in traffic revenue per RTK) increased by 3.2% from RMB5.57 in 2006 to RMB5.75 in 2007. Operating expenses increased by RMB7,057 million or 15.4% from RMB45,899 million in 2006 to RMB52,956 million in 2007.  As a result of improved passenger load factor and average yield, operating income was increased by RMB1,060 million, from RMB515 million in 2006 to RMB1,575 million in 2007.

Operating revenue

Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 97.8% and 97.5% of total operating revenue in 2007 and 2006, respectively. Passenger revenue and, cargo and mail revenue accounted for 93.1% and 6.9%, respectively, of total traffic revenue in 2007. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

The increase in operating revenue was primarily due to a 19.5% rise in passenger revenue from RMB41,411 million in 2006 to RMB49,499 million in 2007 resulting from increased traffic volume.  The total number of passengers carried increased by 15.6% to 56.90 million passengers in 2007.  RPKs increased by 17.5% from 69,582 million in 2006 to 81,727 million in 2007, primarily as a result of the increase in passengers carried.  Passenger yield increased slightly by RMB0.01.

Domestic passenger revenue, which accounted for 82.3% of the total passenger revenue in 2007, increased by 19.6% from RMB34,036 million in 2006 to RMB40,717 million in 2007.  Domestic passenger traffic in RPKs increased by 17.6%, mainly due to an increase in passengers carried.  Domestic passenger yield increased from RMB0.59 in 2006 to RMB 0.60 in 2007.

Regional passenger revenue, which accounted for 2.2% of total passenger revenue, decreased by 12.7% from RMB1,230 million in 2006 to RMB1,074 million in 2007. Owing to the keen competition in regional routes, the Group scheduled certain flight capacity to other domestic and international routes in 2007. For regional flights, passenger traffic in RPKs decreased by 23.4%, while passenger capacity in ASKs decreased by 23.5%, resulting in the passenger load factor of 62.7%, which is unchanged from 2006. Passenger yield increased from RMB0.80 in 2006 to RMB0.91 in 2007 mainly caused by the decrease of long distance routes such as Hong Kong – Beijing. Generally, long distance routes have a lower yield than short distance ones.

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

Operating expenses

Total operating expenses in 2007 amounted to RMB52,956 million, representing an increase of 15.4% or RMB7,057 million over 2006, primarily due to the total effect of increases in jet fuel costs, operating lease charges of aircraft, servicing expenses and maintenance expenses. Total operating expenses as a percentage of total operating revenue decreased from 99.6% in 2006 to 97.3% in 2007.

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

Promotional and sales expenses, which accounted for 6.5% of total operating expenses, increased by 22.0% from RMB2,803 million in 2006 to RMB3,421 million in 2007, mainly due to the increase in commission charges as a result of increase in traffic revenue by 18.3%.

Depreciation and amortization, which accounted for 10.5% of total operating expenses, increased by 11.7% from RMB4,971 million in 2006 to RMB5,554 million in 2007, mainly resulting from the additional depreciation charge on aircraft delivered in 2006 and 2007.

Other income/ (loss), net

Net gain on disposal of property, plant and equipment decreased by 61.0% from RMB333 million in 2006 to RMB130 million in 2007.  The gain in 2007 was mainly due to the disposal of 11 MD82 aircraft to certain independent third parties.

Operating profit

The operating profit increased, from RMB515 million in 2006 to RMB1,575 million in 2007. This was mainly because operating revenue increased by RMB8,320 million or 18.1% in 2007 while operating expenses increased by RMB7,057 million or 15.4% in the same period.

Others

Interest expense increased by 10.7% from RMB2,070 million in 2006 to RMB2,291 million in 2007, mainly due to the increase in loans and obligations under capital leases. Interest income increased by 78.0% from RMB41 million in 2006 to RMB73 million in 2007, mainly attributable to the increase in average bank deposits balances during 2007.

The net exchange gain increased by 89.8% from RMB1,492 million in 2006 to RMB2,832 million in 2007, mainly resulting from Renminbi appreciation during 2007.  The amount mainly comprised an unrealized translation gain on retranslation of foreign currency denominated liabilities at the year end.

Taxation

Income tax expense increased from RMB123 million in 2006 to RMB847 million in 2007. The effective tax rate decreased from 54.2% in 2006 to 29.4% in 2007. This was mainly attributable to the tax effect of the decrease of non-deductible expenses as a percentage to profit before taxation in 2007, which was offset to a lesser extent by the increase in deferred tax expenses recognized in 2007 resulting from the changes in tax rates in accordance with the new tax law effective from January 1, 2008.

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

As of December 31, 2008, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB125,265 million to the Group.  As of December 31, 2008, an approximate amount of RMB47,125 million was utilized.  As of December 31, 2008 and 2007, the Group’s cash and cash equivalents totaled RMB4,469 million and RMB3,824 million, respectively.

Net cash inflows from operating activities in 2008, 2007 and 2006 were RMB1,155 million, RMB6,869 million and RMB2,297 million, respectively. Operating cash inflows of the Group are primarily derived from the provision of air transportation and related service for customers. The vast majority of tickets are purchased prior to the day on which transportation is provided. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and traffic servicing, etc. The decrease in net cash inflows from operating activities in 2008 was mainly due to the increased operating expenses as a result of increase of jet fuel costs and operating lease expenses of aircraft. Jet fuel costs increased significantly in 2008 by RMB4,770 million driven by record high fuel prices. Operating lease expenses of aircraft increased by RMB472 million as a result of increase in number of leases during the year. The increase in 2007 was mainly due to the increased cash flow from improved operating results and sales of tickets in advance of carriage as well as the increase in accrual balances as a result of increase in operation volume and delays in billings by certain suppliers when compared with 2006.

Net cash used in investing activities in 2008, 2007 and 2006 was RMB7,790 million, RMB4,844 million and RMB5,484 million, respectively.  Cash capital expenditures in 2008, 2007 and 2006 were RMB8,364 million, RMB5,502 million and RMB6,044 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings used in operations.

Financing activities resulted in net cash inflows/ (outflows) of RMB7,460 million, RMB(465) million and RMB2,550 million in 2008, 2007 and 2006, respectively. Net cash inflow from new bank loans, short-term financing bills and repayments amounted to RMB9,667 million, RMB2,324 million and RMB5,870 million in 2008, 2007 and 2006, respectively. The additions of bank loan were used for capital expenditures and general working capital. Repayment of capital leases in 2008, 2007 and 2006 was RMB2,335 million, RMB3,021 million and RMB3,313 million, respectively, resulting from the aircraft acquisitions under capital leases.

As of December 31, 2008, the Group’s aggregate long-term bank and other loans and obligations under capital leases (including loans and capital leases obligations due within one year) totaled RMB34,313 million. In 2009, 2010, 2011, 2012 and thereafter, amounts payable under such loans and obligations will be RMB5,727 million, RMB7,319 million, RMB9,818 million, RMB1,895 million and RMB9,554 million respectively. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Hong Kong dollars, with a significant portion being floating interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies primarily results from its foreign currency liabilities.  Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2008, the Group’s short-term bank loans were RMB18,232 million.  The Group’s weighted average interest rate on short-term bank loans was 4.48% per annum as of December 31, 2008. The primary use of the proceeds of the Group’s short-term bank loans is to finance working capital and capital expenditure needs.  The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

As of December 31, 2008, the Group had short-term financing bills with total face value of RMB2,000 million, bearing coupon interest rate at 4.7% with a maturity period of one year for funding of the business activities of the Company.

As of December 31, 2008, the Group had obligations under operating leases totaling RMB33,817 million, predominately for aircraft. Of such amount, RMB4,357 million, RMB4,231 million, RMB4,131 million, RMB4,017 million, RMB3,449 million and RMB13,632 million, respectively, is due in 2009, 2010, 2011, 2012, 2013 and thereafter.

As of December 31, 2008, the Group had a working capital deficit of RMB32,290 million, as compared to a working capital deficit of RMB33,921 million as of December 31, 2007. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and renewal of short-term bank loans to meet its short-term liquidity and working capital needs.  The decrease in the Group’s working capital deficit from 2007 to 2008 was mainly because the Group sought increased long-term bank loans to finance its aircraft acquisitions.  In 2009 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditure. At December 31, 2008, the Group entered into loan financing agreements with several PRC banks to provide financing up to RMB125,265 million, of which approximately RMB47,125 million was utilized. The directors of the Company believe that the liquidity status of the Group will be further enhanced upon completion of the non-public share subscriptions as discussed in Business Overview under Item 4. The directors of the Company believe that sufficient financing will be available to the Group.

As the Group is subject to a high degree of operating leverage, a minor decrease in the Group’s yield and/or load factor could result in a significant decrease in its operating revenue and hence its operating cash flows.  This could arise in such circumstances as where competition between Chinese airlines increases or where PRC aviation demand decreases.  Similarly, a minor increase in the jet fuel prices, particularly in the domestic market, could result in a significant increase in the Group’s operating expenses and hence a significant decrease in its operating cash flows. This could be caused by fluctuations in supply and demand in international oil market. Currently, the Group’s existing loans and lease facilities do not contain any financial covenants.  Nevertheless, as the Group is subject to a high degree of financial leverage, an adverse change in the Group’s operating cash flows could adversely affect its financial health and hence weaken its ability to obtain additional loans and lease facilities and to renew its short-term bank loans facilities as they fall due.

As of December 31, 2008, the Group had capital commitments as follows:

	2009	2010	2011	2012	2013 and afterwards	Total
	(RMB million)
Acquisition of aircraft and related equipment	15,777	19,167	15,142	13,893	11,660	75,639
Others	1,328	775	530	209	-	2,842
Total capital commitments	17,105	19,942	15,672	14,102	11,660	78,481

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2008, the cash and cash equivalents of the Group totaled RMB4,649 million. Of such balance, 11.3% was denominated in US Dollars, Hong Kong Dollars, Australian Dollars, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB78,140 million, the non-public share subscription of RMB3,000 million and cash generated from operations, the Group expects that it will have sufficient funding sources to meet its cash requirements in the foreseeable future.

Contractual Obligations and Commitments

The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under commitments as of December 31, 2008.

		As of December 31, 2008 Payment due by period				As of December 31, 2007
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years	Total

Short-term bank loans (note 1)	18,757	18,757	-	-	-	22,003
Long-term bank and other loans (note 1)	23,300	4,721	15,618	1,926	1,035	14,501
Short-term financing bills	2,094	2,094	-	-	-	-
Bills payable	148	148	-	-	-	-
Obligations under capital leases	16,036	2,390	3,499	3,098	7,049	19,499
Operating lease commitments	33,817	4,357	8,362	7,466	13,632	28,179
Aircraft purchase commitments (Note 2)	75,639	15,777	34,309	21,063	4,490	88,742
Other capital commitments	884	654	230	-	-	772
Investing commitments	-	-	-	-	-	133
Total	170,675	48,898	62,018	33,553	26,206	173,829

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2008.

Note 2 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors, Senior Management and Employees

The following table sets forth certain information concerning directors, senior management and supervisors of the Company in 2008. There were certain changes in the Company’s directors, senior management and supervisors subsequent to December 31, 2008, details of which are set forth below.

Name	Position	Gender	Age

Liu Shao Yong(3)	Former Chairman of the Board	Male	51

Si Xian Min (5)	Chairman of the Board	Male	52

Li Wen Xin	Director	Male	59

Wang Quan Hua	Director	Male	55

Zhao Liu An(2)	Former Director	Male	61

Liu Bao Heng (4)	Director	Male	59

Tan Wan Geng (6)	Director, President	Male	45

Xu Jie Bo	Director, Executive Vice President, Chief Financial Officer	Male	44

Chen Zhen You	Director	Male	57

Wang Zhi	Independent Non-executive Director	Male	67

Sui Guang Jun	Independent Non-executive Director	Male	48

Gong Hua Zhang	Independent Non-executive Director	Male	63

Lam Kwong Yu, Albert	Independent Non-executive Director	Male	65

Sun Xiao Yi	Chairman of the Supervisory Committee	Male	55

Yang Guang Hua (8)	Supervisor	Male	56

Yang Yi Hua	Supervisor	Female	49

Liang Zhong Gao	Supervisor	Male	53

Zhang Wei (1)	Supervisor	Female	43

Li Jia Shi (8)	Nominated Supervisor	Male	48

Zhang Zi Fang (7)	Executive Vice President	Male	50

He Zong Kai	Executive Vice President	Male	58

Liu Qian	Executive Vice President	Male	43

Dong Su Guang	Executive Vice President	Male	55

Ren Ji Dong (9)	Executive Vice President	Male	44

Zhang Zheng Rong	Chief pilot	Male	46

Hu Chen Jie	Chief Information Officer	Male	40

Tang Bing(10)	Former Chief Engineer	Male	42

Zhang He Ping (10)	Current Chief Engineer	Male	56

Su Liang	Chief Economist	Male	47

Chen Wei Hua	Chief Legal Adviser	Male	43

Xie Bing	Company Secretary	Male	36

(1) At June 25, 2008, Ms. Zhang Wei was appointed as a supervisor of the Fifth Session of the Supervisory Committee after review and approval at the 2007 Annual General Meeting.

(2) As at September 19, 2008, Mr. Zhao Liu An resigned as the Director due to his retirement.

(3) As at December 12, 2008, Mr. Liu Shao Yong resigned as the Chairman due to re-designation of office.

(4) As at December 29, 2008, Mr. Liu Bao Heng was appointed as a member of the Fifth Session of the Board at the Second Extraordinary General Meeting for the year 2008.

(5) As at January 12, 2009, Mr. Si Xian Min was elected as the Chairman of the Fifth Session of the Board after review and approval at the extraordinary board meeting.

(6) As at January 13, 2009, Mr. Tan Wan Geng was appointed as the President at the extraordinary board meeting.

(7) As at March 11, 2009, Mr. Zhang Zi Fang was recommended as the Director candidate of the Fifth Session of the Board after review at the extraordinary board meeting.  The proposal in respect of such appointment will be presented at the General Meeting of Shareholders for review.

(8) As at May 7, 2009, the Supervisory Committee approved the resignation of Mr. Yang Guang Hua as a Supervisor due to personal job arrangement and the nomination of Mr. Li Jia Shi as a candidate for the Supervisor of the Fifth Session of the Supervisory Committee.  The proposal in respect of such resignation and appointment will be presented at the General Meeting of Shareholders for review and approval.

(9) As at May 7, 2009, the Board of the Company approved the appointment of Mr. Ren Ji Dong as an Executive Vice President of the Company.

(10) As at June 2, 2009, the Board of the Company approved the cessation of Mr. Tang Bing as the Chief Engineer of the Company, and the appointment of Mr. Zhang He Ping as the Chief Engineer of the Company.

Save as disclosed above, since January 1, 2009 through the date of this Annual Report, there has been no change to the Directors, Senior Management or Supervisors.

BOARD OF DIRECTORS

Mr. Si Xian Min is the Chairman of the Board. Mr. Si graduated with a master degree of Business Administration from School of Economics and Management of Tsinghua University, EMBA Major. Mr. Si is also an expert of political science. He began his career in civil aviation in 1975. He held positions as Director of the political division of China Southern Airlines Henan Branch, Party Secretary and Vice President of Guizhou Airlines, Deputy Party Secretary and the Secretary of the Disciplinary Committee of the Company and Party Secretary of China Northern Airlines and has been the President of the Company from October 2004 to January 2009. He has been the General Manager of CSAHC and the Chairman of the Board of the Company since January 2009. Save as disclosed above, Mr. Si is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Li Wen Xin is a Director of the Company. Mr. Li was a graduate majoring in economic management. He is a senior expert of political science. Mr. Li joined the civil aviation industry in 1969. He was the Secretary to the Disciplinary Committee, Deputy Party Secretary and Vice General Manager of China General Aviation Corporation successively between 1991 and 1998. He was appointed as the Party Secretary and Vice General Manager of China Eastern Airlines Company Limited Shanxi branch in February 1998. He became the Deputy Party Secretary and Secretary to the Disciplinary Committee of China Eastern Air Holding Company in June 2000. From September 2002 to September 2006, he was appointed as the Party Secretary and Vice President of China Eastern Air Holding Company. Between June 2000 and September 2006, he was the Chairman of the Supervisory Committee of China Eastern Airlines Company Limited. He has been the Party Secretary and Executive Vice President of CSAHC since September 2006. Save as disclosed above, Mr. Li is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Wang Quan Hua is a Director of the Company and at the same time serves as a director of TravelSky Technology Limited. Mr. Wang became the employee of the Company since March 1995 after the establishment of the Company. Mr. Wang graduated from the Economic Management Department of the Party School of the Central Committee of CPC, and is an economist. Mr. Wang began his career in civil aviation in 1972, and successively served as the Director of Planning Department of Guangzhou Civil Aviation Administration, the Office Director of China Southern Airlines Shenzhen Company, the Director of the Planning and Operation Division of the Company, General Manager of Strategy and Development Department of the Company, assistant to the President and the Director of Planning Department of CSAHC and the Executive Vice President of CSAHC. Save as disclosed above, Mr. Wang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Liu Bao Heng is a Director of the Company. He graduated from the Central University of Finance and Economics majoring in accounting and is an auditor. Mr. Liu began his career in 1968. He held the post of deputy director and director of the No. 3 Division of Department of Public Finance Audit of National Audit Office of the People’s Republic of China (CNAO). He was the assistant and deputy commissioner to CNAO’s Xian Office. He became the deputy chief, the department chief and director of the General Office of CNAO. He has been the Chief Accountant of CSAHC since February 2006. Save as disclosed above, Mr. Liu is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Tan Wan Geng is a Director and president of the Company. Mr. Tan is an engineer graduated from Economic Geography Department in Sun Yatsen University, with major in regional economy, with qualification of post graduate degree, and a master degree in economics. Mr. Tan has previously served as the Head of the Infrastructure Department and Director of Human Resources Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1990 to 1996, the Deputy Director of Human Resources Division (Personnel and Education Division) of CAAC from 1996 to 2000, and has been the Director General and Party Secretary of CAAC North-eastern Branch from December 2000 to January 2006. He has been Party Secretary of Chinese Communist Party Committee and Executive Vice President of the Company from February 2006 to January 2009, and President of the Company since January 2009. Save as disclosed above, Mr. Tan is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Xu Jie Bo is a Director, Executive Vice President and Chief Financial Officer of the Company. He graduated from the management department of Tianjin University and was subsequently awarded with a master degree in business administration from Hong Kong Baptist University. Mr. Xu graduated with a master degree of Business Administration from School of Economics and Management of Tsinghua University, EMBA Major. He is also a qualified senior accountant. Mr. Xu started his career in1986. He had held the posts of Deputy Director, Director of the Financial Department of Central and Southern China Civil Aviation Administration, General Manager of the Financial Department of the Company. He became Chief Financial Officer of the Company since 2001. He has been Executive Vice President and chief accountant of the Company since August 2003. Save as disclosed above, Mr. Xu is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Chen Zhen You is a Director and Chairman of the Labour Union of the Company, graduated from Hua Zhong Normal University majoring in English. Mr. Chen, an economist, holds an MBA from Murdoch University in Australia. He worked as the Vice Director of the Office of International Affairs of Guangzhou Civil Aviation Administration, Vice Director of the Office of Overseas Business of the Company and General Manager of the Department of Foreign Affairs. He was the Office Director of CSAHC and the Director of the Planning and Investment Department of CSAHC. He has been the Chairman of the Labour Union of the Company since June 2005. Save as disclosed above, Mr. Chen is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Wang Zhi has been an Independent Non-Executive Director of the Company since May 2003. Mr. Wang graduated from the Aircraft Design Department of Harbin Institute of Technology. Mr. Wang began his career in 1965, and has successively served as the Director and Senior Engineer of Aeronautics Research Institute of China, the Vice Director of the First Research Institute of Civil Aviation, the Vice Director and Director of the Planning Bureau and the Director of the Planning Technology System Reform Department and the Planning Technology Department of CAAC. Mr. Wang is also a professor in several universities. Save as disclosed above, Mr. Wang is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

Mr. Sui Guang Jun has been an Independent Non-Executive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University and obtained a doctor degree in the Management of Organizations of Jinan University in 1996. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macao Economies, the Dean of corporate administration department of Jinan University and the Chief of the Post-doc Committee of Applied Economics and the Dean of Management College in Jinan University. Mr. Sui is currently the Chancellor of Guangdong University of Foreign Studies. Save as disclosed above, Mr. Sui is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

Mr. Gong Hua Zhang, an Independent Non-Executive Director of the Company, used to be the Chief Accountant, vice director and director of the financial bureau of China National Petroleum Corporation, the Chief Accountant of China National Petroleum Corporation and a Director of PetroChina Company Limited. Mr. Gong also acts as a part-time professor in Tsinghua University, Nankai University, Xiamen University and China University of Petroleum, and is a professor in National Accounting Institute (Beijing). Save as disclosed above, Mr. Gong is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

Mr. Lam Kwong Yu, Albert, an Independent Non-Executive Director of the Company, is an expert in the field of civil aviation. Mr. Lam used to serve as the General Manager of the Hong Kong Airport, the Director General of the Civil Aviation Department of Hong Kong, a Director of the Airport Authority Hong Kong and the Chairman of the Aviation Advisory Board of Hong Kong. Mr. Lam is currently a member of the Selection Committee for the Hong Kong Special Administrative Region and a court member of the Hong Kong University of Science and Technology. Save as disclosed above, Mr. Lam is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

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

Mr. Sun Xiao Yi, the chairman of the Supervisory Committee of the Company, is head of Discipline Supervision Team of CSAHC. Mr. Sun graduated from the Civil Aviation University of China with a degree in Economics and Administration and is a postgraduate law student of the Party School of the Central Committee of CPC. Mr. Sun is a senior expert of political science and Economics. Mr. Sun has successively served as Vice Party Secretary of the Hubei branch of the Company, Party Secretary of the Flight Operations Department of the Company, and Vice Party Secretary of CSAHC. Save as disclosed above, Mr. Sun is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Yang Guang Hua, a Supervisor of the Company. Mr. Yang is an engineer with university qualification. Mr. Yang has successively served as Deputy General Manager of the Company Hunan branch, General Manager of Zhuhai Helicopters Branch, General Manager of the Henan branch, Deputy General Manager of the Company, Deputy Party Secretary and the Secretary of the Disciplinary Department of the Company. He has been the President of Xiamen Airlines since September 2005. Save as disclosed above, Mr. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Ms. Yang Yi Hua, a Supervisor of the Company. Ms. Yang is the General Manager of the Audit Department of the Company and a Certified Internal Auditor. She has successively served as Deputy Manager of the Clearance and Settlement Office of the Financial Division of the Guangzhou Civil Aviation Administration, Manager of the Financial Office of the Company’s Financial Division, and Deputy General Manager of the Company’s Audit Department. Save as disclosed above, Ms. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Liang Zhong Gao, a Supervisor of the Company. He is the Director of the Supervisory Department of the Company. Mr. Liang once served as the Party Secretary and Deputy General Manager of the Guangzhou Sales Office of the Company, Deputy Party Secretary and Secretary of the Disciplinary Committee of the Passenger Traffic Department of the Company, Party Secretary of the Passenger Traffic Department of the Company and General Manager of the Aviation Service Quality Control Department of the Company. Save as disclosed above, Mr. Liang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Ms. Zhang Wei, a Supervisor of the Company. She is the Director of the Audit Division of CSAHC. She graduated from Tianjin University majoring in investment skills & economics. She graduated with a master degree of science from the technical economics department of Tianjin University. Ms. Zhang is an accountant. She served as Vice General Manager of the Finance Department of the Company, and the General Manager of China Southern Airlines Group Finance Company Limited. She has been the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC. Save as disclosed above, Ms. Zhang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Li Jia Shi is currently the Secretary of the Disciplinary Committee of the Company and candidate recommended by CSAHC for the Supervisor of the fifth session of the Supervisory Committee.  He graduated from the Guangdong Institute for Nationalities majored in economic mathematics, a member of the Chinese Communist Party.  He took his job since August 1976, and served as the Deputy Head of the Organization Division of the Party Committee of the Company in September 1994. He served as the Party Secretary and Vice General Manager of Guangzhou Nanland Air Catering Company Limited in February 1998.  He served as the Head of the Organization Division of the Party Committee of the Company in December 1999.  He served as the Deputy Secretary of the Disciplinary Committee and the Head of the Disciplinary Committee Office of the Company in December 2003.  He has held his current position since December 2007.

SENIOR MANAGEMENT

Mr. Zhang Zi Fang is an Executive Vice President of the Company and at the same time serves as chairman of board of directors of Southern Airline Jiayuan (Guangzhou) Airline Goods Co., Ltd. He is the candidate director. Mr. Zhang graduated with a master degree of Business Administration from School of Economics and Management of Tsinghua University, EMBA Major. Mr. Zhang is an expert of political science. Mr. Zhang served as the Deputy Commissar and subsequently the Commissar of the Pilot Corps of China Northern Airlines Company, and later on the Party Secretary of the Jilin Branch. He served as General Manager of Dalian Branch of CSAHC Northern Airlines and Director of Political Department of CSAHC. He also served as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company. He has been an Executive Vice President of the Company since December 2007. He has been a Party Secretary of the Company since February 2009.

Mr. He Zong Kai is an Executive Vice President of the Company. Mr. He graduated from Beijing Foreign Language Institute with a major degree in French, and is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department. He assumed the offices of the President and Deputy Party Secretary of Hubei branch. Mr. He has been an Executive Vice President of the Company since March 2005.

Mr. Liu Qian is currently an Executive Vice President of the Company and at the same time serves as chairman of board of directors of Zhuhai Xiang Yi Aviation Technology Company Limited, a jointly controlled entity between the Company and CAE International Holdings Limited. Mr. Liu graduated from China Civil Aviation Flying College with specialty in aircraft piloting. Mr. Liu served the CAAC as assistant researcher of the piloting skills supervision division of the piloting standards department, as assistant researcher of the operation supervision division of the piloting standards department, as assistant researcher of the freight transportation piloting standards division of the piloting standards department, and as the Deputy Head of the Piloting Standards Division of the Piloting Standards Department. He has assumed the offices of the Deputy Chief Pilot and Chief Pilot of the Company. He has been an Executive Vice President of the Company since August 2007.

Mr. Dong Su Guang is an Executive Vice President of the Company. Mr. Dong used to be a Deputy General Manager of GAMECO, as well as Chief Engineer and the General Manager of Aircraft Engineering Department of the Company. He has been an Executive Vice President of the Company since December 2007.

Mr. Ren Ji Dong is an Executive Vice President and senior engineer of the Company.  He graduated with a master degree in business administration from the Business and Administration Faculty of Tsing Hua University.  Mr. Ren commenced his work since August 1986.  Mr. Ren assumed various offices in the aircraft maintenance workshop of Xinjiang Airlines Company from 1986 to 1998.  Mr. Ren was the president of the engineering department of Xinjiang Airlines Company in June 1998.  Mr. Ren was the deputy director of Urumqi Civil Aviation Administration and vice president of Xinjiang Airlines Company in January 2000.  Mr. Ren has assumed the offices of the vice party secretary and president of the Xinjiang Branch of the Company from January 2007 to April 2009.  He has been an Executive Vice President of the Company since May 2009.

Mr. Zhang Zheng Rong is the Chief Pilot of the Company. Mr. Zhang used to serve as the Captain of the First Squadron of CAAC, the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron as well as the General Manager of the Aviation Safety Monitoring Division of the Company. He has been the General Manager and Deputy Party Secretary of the Guangzhou Flight Operations Division of the Company. He has been the Chief Pilot of the Company since August 2007.

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

Mr. Tang Bing, the Chief Engineer of the Company. Mr. Tang served as a deputy manager and vice engineering director of the Engineering Technology Division under the Engineering Department of the Company, and as a vice director of the Business Development and Accessories Centre of GAMECO. He also served as Vice President of MTU Maintenance Zhuhai Company Limited, Office Director of CSAHC as well as the General Manager and Vice Party Secretary of Chongqing Airlines. He has been the Chief Engineer and General Manager of Aircraft Engineering Department of the Company since December 2007.

Mr. Zhang He Ping, the Chief Engineer of the Company.  Mr. Zhang graduated from Correspondence Institute of the Party School of the Central Committee of Communist Party of China, with a Bachelor degree in administration management and was qualified as an engineer. He began his career in December 1972.  He had since worked as an electrical engineer at the maintenance brigades of Civil Aviation Authority Shenyang Bureau and the Civil Aviation Authority Gaungzhou Bureau, respectively.  In Civil Aviation Authority Hunan Province Bureau, he worked as an electrical engineer at the maintenance division and the head of No.2 special section of the aircraft security office.  From January 2003 to May 2009, he has served as the general manager and deputy party secretary in Hunan Branch of the Company.  He has been the Chief Engineer of the Company since June 2009.

Mr. Su Liang, the Chief Economist of the Company, graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007.

Mr. Chen Wei Hua, the Chief Legal Adviser to the Company. Mr. Chen graduated from the school of law of Peking University. He is a qualified solicitor in the PRC and a qualified corporate legal counsellor. Mr. Chen joined the Civil Aviation Administration of China in 1988. He then joined the CSAHC in January 1991. From 1997 to 2003, he served as Vice Director and Director of the Legal Affairs Office of the Company. Currently, he is the General Manager of the Legal Department of the Company. Since January 2004, Mr. Chen has been the Chief Legal Adviser to the Company.

Mr. Xie Bing, Company Secretary, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration and a master degree of international finance from Jinan University and the University of Birmingham, Britain respectively. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office and Office of CSAHC. He has been the Company Secretary since November 2007.

Compensation

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2008 was RMB15,385,000. For the year ended December 31, 2008, the Company paid an aggregate of approximately RMB1,268,000 on behalf of its executive Directors, Supervisors and Senior Management pursuant to the SA Pension Scheme and the retirement plans operated by various municipal governments in which the Company participates.

Details of Directors’ and Supervisors’ emoluments for the year ended December 31, 2008 are set out below:

	Note	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Discretionary bonus RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Executive directors

Si Xian Min		-	857	-	60	917

Li Wen Xin		-	596	-	80	676

Wang Quan Hua		-	535	-	61	596

Liu Bao Heng		-	-	-	-	-

Tan Wan Geng		-	854	-	59	913

Xu Jie Bo		-	711	-	57	768

Chen Zhen You		-	711	-	55	766

Liu Shao Yong	(i)	-	597	-	79	676

Zhao Liu An	(i)	-	442	-	61	503

Supervisors

Sun Xiao Yi		-	535	-	61	596

Yang Guang Hua		-	712	-	28	740

Yang Yi Hua		-	292	-	53	345

Liang Zhong Gao		-	296	-	54	350

Zhang Wei		-	282	-	61	343

Independent non-executive directors

Gong Hua Zhang		100	-	-	-	100

Wang Zhi		100	-	-	-	100

Sui Guang Jun		100	-	-	-	100

Lam Kwong Yu, Albert		89	-	-	-	89

Total		389	7,420	-	769	8,578

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

Audit Committee

The audit committee is appointed by the Board of Directors and consists of three independent non-executive Directors. The current members of the audit committee are Gong Hua Zhang, Wang Zhi and Sui Guang Jun. Gong Hua Zhang is the chairman of the audit committee. The term of office of each member is three years. The term for Messrs Wang Zhi and Sui Guang Jun will end in 2009. The term of Mr. Gong Hua Zhang will end in 2010. A member may serve consecutive terms upon re-election.  At least once a year, the committee is required to meet with the Company’s external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit Committee held ten meetings in 2008. Gong Hua Zhang, Wang Zhi attended all meetings, while Sui Guang Jun attended nine meetings in 2008.

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

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Gong Hua Zhang and executive Director Wang Quan Hua as members. The term of office of each member is three years. The term of office of the current members will end in 2010. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee met 4 times in 2008, which were attended by all members.

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

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2008.

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

As at December 31, 2008, the Nomination Committee consists of two members, Messrs Wang Zhi and Gong Hua Zhang. They are independent non-executive Directors of the Company. Mr. Liu Shao Yong resigned as the chairman of the Nomination Committee on December 12, 2008 due to change of offices and Mr. Si Xian Min was appointed as the chairman of the Nomination Committee on March 11, 2009. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association of the Company, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for directors and managers with reference to the Company’s actual situation. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engages intermediate agencies to provide professional advice on its proposals if necessary.

The Nomination Committee held one meeting in 2008, which was attended by all members.

Employees

As of December 31, 2008, the Group had 46,209 employees, including 4,171 pilots, 5,838 flight attendants, 6,654 maintenance personnel, 5,681 sales and marketing personnel, 2,875 ground service personnel, 1,430 flight operation officers, 1,564 financial personnel and 10,006 administrative and 7,990 other personnel. All of the Group’s pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees.

The Company’s employees are members of a trade union organized under the auspices of the All-China Federation of Trade Unions, which is established in accordance with the Trade Union Law of China. A representative of the Company labor union currently serves on the Supervisory Committee of the Company. Each of the Company’s subsidiaries has its own trade union. The Group has not experienced any strikes, slowdowns or labor disputes that have interfered with its operations, and the Group believes that its relations with its employees are good.

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

(a) Retirement benefits

Pursuant to the relevant laws and regulations of the PRC, the Group has joined a defined contribution basic retirement scheme for the employees arranged by local Labor and Social Security Bureaus. The Group makes contributions to the retirement scheme at the applicable rates ranging from 9% to 24% (2007: 9% to 24%) as required by the government organization. The contributions are charged to profit or loss on an accrual basis. When employees retire, the local Labor and Social Security Bureaus are responsible for the payment of the basic retirement benefits to the retired employees.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC.  Under such supplementary scheme, the Group is required to make contributions not exceeding one-twelfth of the prior year’s total salaries.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

Share Capital Structure

As of June 12, 2009 the total share capital of the Company was divided into 6,561,267,000 shares, of which approximately 50.30% (3,300,000,000 A Shares) was directly held by CSAHC, approximately 22.86% (1,500,000,000 A Shares) was held by other domestic shareholders, and approximately 26.84% (1,761,267,000 H Shares) was held by Hong Kong and overseas shareholders (among which, approximately 0.08% (5,350,000 H Shares) was indirectly held by CSAHC). CSAHC owns, directly and indirectly, 50.38% of the total share capital of the Company, therefore it is entitled to exercise all the rights of a controlling shareholder, including the election of executive Directors.

Substantial Shareholders

As of June 12, 2009, the following shareholders had an interest of 5% or more in the Company’s shares:

Name	Number of Shares	Approximate Percentage of the Total Number of Shares

CSAHC	3,300,000,000 A Shares(1)	50.30%

HKSCC Nominees Limited	1,739,874,398 H Shares(2)	26.52%

The table below sets forth, as of June 12, 2009, the following entities hold 5% or more of the total number of H Shares issued by the Company.

Name	Number of H Shares		Approximate Percentage of the Total Number of H Shares

HKSCC Nominees Limited	1,739,874,398	(2)	98.79%

A Shares and H Shares have identical voting rights.

(1)
CSAHC has right to acquire 721,150,000 A Shares and through Nan Lung Holding Limited (a wholly-owned subsidiary of CSAHC), to acquire 721,150,000 H Shares, pursuant to the A Shares subscription agreement dated December 10, 2008 entered into between the Company and CSAHC and the H Shares subscription agreement dated December 10, 2008 entered into between the Company and Nan Lung Holding Limited, respectively.  Both of the subscription agreements were approved by the shareholders of the Company. On June 3, 2009, the Company received the formal approval from CSRC for the proposed non-public issue of H Shares.  Up to June 12, 2009, CSRC’s formal approval for the proposed non-public issue of A Shares is pending.

(2)
 Among the 1,739,874,398 H Shares held by HKSCC Nominees Limited, CSAHC had an interest in an aggregate of 5,350,000 H Shares through Asia Travel Investment Company Limited, a wholly-owned subsidiary of CSAHC in Hong Kong (representing approximately 0.3% of the then total issued H Shares).

Among the 1,739,874,398 H Shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 106,368,000 H Shares, representing approximately 6.04% of its then total issued H Shares.

Among the 1,739,874,398 H Shares held by HKSCC Nominees Limited, Baring Asset Management Limited (or certain of its directly or indirectly controlled subsidiaries) had an interest in a lending pool of an aggregate of 105,126,000 H Shares, representing 5.96% of the then total issued H Shares.

Related Party Transactions

The Company enters into transactions from time to time with CSAHC and its associates. For a description of such transactions, see Note 42 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its associates during the year ended December 31, 2008 and up to the latest practicable date. The Company believes that these arrangements have been entered into by the Group in the ordinary course of business and in accordance with the agreements governing such transactions.

Arrangements with CSAHC

Non-Public Subscriptions

On December 10, 2008, the Company entered into that certain A Shares subscription agreement with CSAHC, pursuant to which CSAHC has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new A Shares for a consideration of RMB2,278,834,000, equivalent to a subscription price of RMB3.16 per new A Share.

Separately and on the same date, the Company and Nan Lung (a wholly-owned subsidiary of CSAHC) entered into that certain H Shares subscription agreement, pursuant to which, Nan Lung has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new H Shares for a consideration of RMB721,150,000, equivalent to a the subscription price of RMB1.00 (equivalent to approximately HK$1.13) per new H Share.

Upon the completion of both A Share and H Share subscriptions, CSAHC’s direct and indirect ownership in the Company will be increased from 50.38% to approximately 59.32% of the issued share capital of the Company. Currently, both non-public subscriptions have been approved by shareholders of the Company.  On June 3, 2009, the Company received the formal approval from CSRC for the proposed non-public issue of H Shares. Up to June 12, 2009, CSRC’s formal approval for the proposed non-public issue of A Shares is pending.

Trademark License Agreement

The Company and CSAHC entered into a ten year trademark license agreement dated May 22, 1997 pursuant to which CSAHC acknowledges that the Company has the right to use the name “China Southern” and “China Southern Airlines” in both Chinese and English, and grants the Company a renewable royalty free license to use the kapok logo on a worldwide basis in connection with the Company’s airline and airline-related businesses. As CSAHC did not give a written notice of termination three months before the expiration of the agreement, the agreement is automatically renewed for another ten year term. In May of 2007, the Trademark License Agreement has been renewed by the two parties for another ten-year term till 2017.

Leases

The Company as lessee and CSAHC as lessor have entered into the following lease agreements:

(1)
On December 19, 2006, the Company entered into a master lease agreement with CSAHC. The agreement is valid from January 1, 2006 to December 31, 2008. Under such agreement, the Company leased CSAHC’s certain parcels of land, properties and buildings at various locations at Guangzhou, Haikou, Wuhan, Hengyang, Shashi (currently known as “Jingzhou”) and Nanyang. This lease agreement takes effect retrospectively on January 1, 2006, and is valid for a term of three years, the total rent payable is RMB86,029,619.01, of which, the annual rents payable for the year 2006, 2007 and 2008 are RMB27,543,606.01, RMB28,657,966.99 and RMB29,828,046.01 respectively.

For the year ended December 31, 2008, the property management fee incurred by the Group amounted to RMB29,828,046.01 pursuant to such lease agreement.

The Company renewed the Property Lease Agreement with CSAHC on December 29, 2008. The agreement is valid from January 1, 2009 to December 31, 2011. Under such agreement, the annual rents payable to CSAHC are RMB37,148,660, RMB39,006,093 and RMB40,956,397.65 respectively.

(2)
The Company and CSAHC entered into an indemnification agreement dated May 22, 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain land and buildings.

(3)
Due to the expiration on December 31, 2007 of the Land Use Rights Lease Agreement between the Company and CSAHC, the Property Lease Agreement between the Company and CSAHC, and China Northern Airlines, as well as the Property Lease Agreement between the Company and CSAHC and Xinjiang Airlines on November 12, 2004, and in order to ensure normal operation of the Company, the Company, based on the actual leasing conditions of both parties, consolidate the three agreements into two agreements by the type of the leased properties, namely the Land Lease Agreement and the Property Lease Agreement. Those two agreements were entered into between the Company and CSAHC on January 10, 2008 and effective for a period from January 1, 2008 to December 31, 2010. As provided for in the Land Lease Agreement and the Property Lease Agreement, the lease areas of the related lands and properties were changed to 1,104,209.69 square meters and 197,010.37 square meters respectively, and their annual rentals were adjusted to RMB21,817,145.00 and RMB48,474,632.77, or an aggregate of RMB70,291,777.77 for each of the years from 2008 to 2010. The rentals were determined by reference to the market rents of the same district and on the basis that unit rental and payment terms remained unchanged.

For the year ended December 31, 2008, the rents for land lease and property lease incurred by the Group amounted to RMB21,817,145.00 and RMB48,474,632.77 respectively pursuant to such lease agreement.

Arrangements with CSAHC’s Associates

Southern Airlines (Groups) Import and Export Trading Company ("SAIETC"), a wholly-owned subsidiary of CSAHC

On January 10, 2008, the Company entered into an Import and Export Agency Framework Agreement with SAIETC, pursuant to which the parties shall cooperate on the following business domains: import and export, customs clearance, customs declaration and inspection, tendering and agency, etc. The agreement is valid from January 1, 2008 to December 31, 2010, and the annual cap for the commission should not exceed RMB90,000,000.

For the year ended December 31, 2008, the expense incurred by the Group to SAIETC in respect of the import and export services was RMB49,867,000.

Southern Airlines Culture and Media Co., Ltd. (“SACM”), which is 50% owned by the Company and 50% owned by CSAHC

On April 12, 2007, the Company and SACM entered into an Advertising Agency Framework Agreement for a term of three years commencing from the date of the agreement. Under the agreement, SACM will produce advertisement script, graphic and music for the Company with the copyrights of such products belonging to the Company, subject to compliance with the relevant provisions of the Listing Rules. The parties have determined the various rates for providing advertising services after negotiations on a fair and equitable basis, and SACM has promised that the advertising fees for which they charged the Company were all based on the prevailing market prices for similar business which were accepted by the Company. As set forth in the agreement, the transaction cap for 2007, 2008 and 2009 were RMB16,000,000, RMB20,500,000 and RMB25,500,000, respectively.

For the year ended December 31, 2008, payments made by the Group to SACM for advertising services amounted to RMB19,706,000.

SA Finance which is 66% controlled by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company

On November 15, 2007, the Company renewed the Financial Services Framework Agreement with SA Finance, and presented the relevant resolution at the First Extraordinary General Meeting for the Year 2008 held on January 18, 2008 for review and approval of the Company’s shareholders pursuant to the requirements of Rule14A.35 and Rule 14A.48 of the Listing Rules.

Under such agreement, SA Finance agrees to provide to the Company deposit and loan services. According to the agreement, SA Finance shall pay interest to the Company regularly at a rate not lower than the current deposit rates set by the People’s Bank of China. The Group’s deposits placed with SA Finance were re-deposited in a number of banks. SA Finance has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the aggregate of share capital, reserves and total deposits of other companies (excluding the Group). The rates should be determined on arm’s length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties hereby agreed that the balance of the Group’s deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB2.6 billion, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5 million. The agreement is valid from January 1, 2008 to December 31, 2010.

As of December 31, 2008, the Group’s deposits placed with SA Finance amounted to RMB1,138,896,000.

China Southern West Australian Flying College Pty Ltd (the “Australian Pilot College”), which is 91% owned by the Company and 9% owned by CSAHC

CSAHC and the Australian Pilot College entered into an agreement dated October 7, 1993 for the provision of pilot training in Australia to the cadet pilots of the Group (the “Training Agreement”). The Training Agreement will remain in force unless terminated by either party upon 90 days’ prior written notice to the other party. Pursuant to the De-merger Agreement, the Company has assumed all the interests, rights and obligations of CSAHC under the Training Agreement. The Company acquired a 26% equity interest in Australian Pilot College from CSAHC in December 2008, and Australian Pilot College became a 91% owned subsidiary of the Company.

For the year ended December 31, 2008, the amount payable by the Group to the Australian Pilot College for training services was RMB45,248,000.

Agency Agreement

The Company has entered into Ticket Agency Agreements for the sale of the Group’s air tickets with a subsidiary of CSAHC (the “Agent”). The Agent charges commission on the basis of the rates stipulated by the CAAC and IATA and rates agreed on through negotiation between the parties. The Company has other air ticket sales agents in China who also charge commission at the same rates.

The Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited (“PCACL”), a wholly-owned subsidiary of CSAHC have entered into the Framework Agreement on Expanded Businesses Including the Sale of Air Tickets, the Airfreight Forwarding Services, Chartered Flight and Pallets Agency Services, Delivery Services For the Outside Storage Area and the relevant Internal Operation Services For the Inside Storage Area of China Southern Airlines Company Limited dated January 10, 2008 (the “Agency Agreement”), which is valid from January 1, 2008 to December 31, 2010. Pursuant to the Freight Agency Agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. The annual transaction cap of the sales value shall not exceed RMB250 million.

For the year ended December 31, 2008, the amount of ticket and cargo sales of the Group conducted through the above sales arrangement was RMB134,404,000.

Guangzhou China Southern Airlines Property Management Company Limited (the “GCSAPMC”), which is 100% owned by CSAHC

The Company and GCSAPMC entered into a Framework Agreement for the Engagement of Property Management (“Property Management Framework Agreement”) dated January 1, 2006 to engage GCSAPMC to provide property management and improvement service for a term of three years from the date of this agreement. Pursuant to the agreement, the Company has appointed GCSAPMC to provide management and maintenance services for the Company’s headquarters in Guangzhou and to provide maintenance and management services for the 110KV transformer substation to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment. The fee charging schedule (or charge standard) shall be determined on an arm’s length basis between both parties, and shall not be higher than the one charged by any independent third parties in the similar industry. The annual cap for the Property Management Framework Agreement is set at RMB47,010,000. As such agreement expired on December 31, 2008, the Company renewed the Framework Agreement for the Engagement of Property Management with GCSAPMC on December 29, 2008 for a term of three years from January 1, 2009 to December 31, 2011, and there is no change in the scope of services and the annual caps.

For the year ended December 31, 2008, the property management and maintenance fee incurred by the Group amounted to RMB30,841,000 pursuant to the Property Management Framework Agreement.

Acquisition/Disposal of Assets

The Company entered into a License Agreement of Intangible Assets with SACM on November 11, 2008, pursuant to which the Company agreed to transfer the right to use the advertising resources to SACM for a period of 18 years exclusively. The agreement is valid from March 31, 2008 to March 30, 2026. Pursuant to a valuation report, the valuations of the advertising resources amounted to RMB35,036,600 and the transfer price determined by the Company based on the valuations was RMB35,036,600.

Others

The Company entered into the Supplemental Agreement to the Capital Contribution Agreement of SACM with CSAHC on July 15, 2008 pursuant to the resolution of the Board. Under the Supplemental Agreement, the Company and CSAHC agreed that the Company’s form of contribution shall be changed to injection of RMB28,684,945 in cash. Upon the completion of contribution to registered capital in cash by the Company, the shareholding structure of SACM will remain unchanged, being held as to 50% equity interest each by the Company and CSAHC.

On May 7, 2009, the Company entered into the Airline Service Agreement with TravelSky Technology Limited (“TravelSky”) for the period from January 1, 2009 to December 31, 2009.  Mr. Wang Quan Hua, a director of the Company also serves directorship in TravelSky, which is a provider of information technology solutions for aviation and travel industry.  Pursuant to the agreement, TravelSky agrees to provide to the Company with flight control system services, electronic travel distribution system services, ticket-reservation system extended services and civil aviation and commercial data network services.  In return, the Company pays service fees to TravelSky with reference to the standard rate set by CAAC.  Such transaction has been approved by the Board of the Company and will be submitted for approval at the General Meeting of the Shareholders. The total service fee paid by the Company to TravelSky for 2008 was RMB328.4 million.

All related party transactions have been approved by Independent Non-executive Directors.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Significant Changes

No significant changes have occurred since the date of the financial statements.

Legal Proceedings

A writ of summons was issued on May 30, 2007 by the High People’s Court of Guangdong Province relating to a claim that certain sales agents in Taiwan (the “plaintiffs”) against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the “cooperative agreement”).  The plaintiffs have made a claim against the Company for a total sum of approximately HKD107 million and an unspecified compensation for early termination of the cooperative agreement.

In May 2008, The High People’s Court of Guangdong Province rejected the claims made by the plaintiffs, and the plaintiffs were ordered to bear all litigation expenses in respect of the first trial. The plaintiffs submitted an appeal to The Supreme People’s Court of the People’s Republic of China.

The directors considered that the claim was without merit and had no material adverse effect on the financial position of the Group, and accordingly no provision in respect of the claims was made in the financial statements.

In May 2009, the Company has received the civil judgment from the Supreme People’s Court of the PRC, pursuant to which the plaintiffs were allowed to withdraw their appeal.  Accordingly, the verdict brought in by the High People’s Court of Guangdong Province became legally effective and such verdict is final and conclusive on the parties.

Dividend Information

No interim dividend was paid during the year ended December 31, 2008. The Board of Directors does not recommend the payment of a final dividend in respect of the year ended December 31, 2008.

ITEM 9. THE OFFER AND LISTING.

Offer and Listing Details

The principal trading market for the Company’s H Shares is the Hong Kong Stock Exchange, and the Company’s trading code is “1055”.  The Company completed its initial public offering of H Shares on  July 30, 1997.  The ADRs, each representing 50 H Shares, are evidenced by ADRs issued by the Bank of New York as the depositary. The ADRs have been listed for trading on the New York Stock Exchange since July 31, 1997, under the symbol “ZNH”.

The principal trading market for the Company’s A Shares is the Shanghai Stock Exchange with trading code of “600029”.  On July 25, 2003, the Company completed its initial public offering of A Shares.

Set forth below for the periods indicated are the high and low sales prices of H Shares on the Hong Kong Stock Exchange, ADRs on the New York Stock Exchange and A Shares on the Shanghai Stock Exchange.

	The Hong Kong Stock Exchange Price per H Share (HK$)		The New York Stock Exchange Price per ADR (US$)		The Shanghai Stock Exchange Price per A Share (RMB)
	High	Low	High	Low	High	Low

Annual Market Prices

Fiscal Year ended December 31, 2004	4.68	2.47	29.73	15.95	6.87	3.96

Fiscal Year ended December 31, 2005	3.10	1.83	19.93	11.68	5.30	2.23

Fiscal Year ended December 31, 2006	3.42	1.60	22.43	10.51	4.09	2.24

Fiscal Year ended December 31, 2007	13.90	3.25	94.48	20.81	28.73	4.26

Fiscal Year ended December 31, 2008	10.44	0.83	65.31	5.56	28.68	2.72

Quarterly Market Prices

Fiscal Year ended December 31, 2007

First Quarter	4.22	3.25	26.82	20.81	7.43	4.26

Second Quarter	5.59	3.37	35.64	21.80	9.48	7.80

Third Quarter	13.90	5.01	94.48	32.37	28.73	8.42

Fourth Quarter	12.08	7.97	77.97	49.45	27.95	19.08

Fiscal Year ended December 31, 2008

First Quarter	10.44	5.13	65.31	33.96	28.68	12.98

Second Quarter	6.16	3.10	41.48	19.79	16.61	6.79

Third Quarter	3.70	1.40	23.22	9.03	8.46	3.18

Fourth Quarter	1.64	0.83	10.06	5.56	4.03	2.72

Monthly Market Prices

December 2008	1.44	0.93	9.30	5.65	4.03	3.19

January 2009	1.44	1.19	9.13	7.59	3.54	3.28

February 2009	1.38	1.21	9.03	7.72	5.02	3.49

March 2009	1.57	1.14	10.18	7.09	5.61	4.09

April 2009	2.20	1.62	14.25	10.77	6.33	5.18

May 2009	2.37	1.75	15.10	11.34	5.81	5.15

June 2009 (up to June 12, 2009)	2.40	2.11	15.45	13.50	5.45	5.11

Plan of Distribution

Not applicable.

Markets

See “Offer and Listing Details” above.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The following is a summary of certain provisions of our Articles of Association. As this is a summary, it does not contain all the information that may be important to you. You and your advisors should read the text of our most updated Articles of Association for further information, which is filed as an exhibit to this Annual Report.

The Company is registered with and has obtained a business license from the State Administration Bureau of Industry and Commerce of the People’s Republic of China on March 25, 1995.

On March 13, 2003, the Company obtained an approval certificate from the Ministry of Commerce to change to a permanent limited company with foreign investments.

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

Following the completion of the bonus share issue by way of conversion of share premium, the Company has issued a total of 6,561,267,000 ordinary shares, of which (a) 3,300,000,000 are Domestic Shares held by CSAHC, (b) 1,761,267,000 are H Shares held by Hong Kong and overseas shareholders and (c) 1,500,000,000 are A Shares held by PRC shareholders.

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

Pursuant to Article 67 of the Articles of Association, the ordinary shareholders of the Company shall assume the following obligations:

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

Action necessary to change rights of shareholders

Pursuant to Article 152 of the Articles of Association, shareholders who hold different classes of shares are shareholders of different classes.

The holders of the Domestic Shares and holders of Overseas Listed Foreign Shares shall be deemed to be shareholders of different classes.

Pursuant to Article 153 of the Articles of Association, rights conferred on any class of shareholders in the capacity of shareholders (“class rights”) may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by holders of shares of that class at a separate meeting.

Pursuant to Article 155 of the Articles of Association, shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of the following matters: (i) to effect an exchange of all or part of the shares of such class into shares of another class or to effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; (ii) to restrict the transfer or ownership of the shares of such class or add to such restriction; (iii) to restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring; and (iv) to vary or abrogate the provisions of these Articles of Association. However, interested shareholder(s) shall not be entitled to vote at class meetings.

Pursuant to Article 156 of the Articles of Association, resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.

Pursuant to Article 157 of the Articles of Association, written notice of a class meeting shall be given forty-five days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty days before the date of the class meeting.

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

Pursuant to Article 158 of the Articles of Association, notice of class meetings need only be served on shareholders entitled to vote thereat.

Meeting of any class of shareholders shall be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions of these Articles of Association relating to the manner to conduct any shareholders’ general meeting shall apply to any meeting of a class of shareholders.

Pursuant to Article 160 of the Articles of Association, the special procedures for voting at any meeting of a class of shareholders shall not apply to the following circumstances:

(1)
where the Company issues, upon the approval by special resolution of its shareholders in general meeting, either separately or concurrently once every twelve months, not more than 20 percent of each of its existing issued Domestic Shares and Overseas Listed Foreign Shares; and

(2)
where the Company’s plan to issue Domestic Shares and Overseas Listed Foreign Shares at the time of its establishment is carried out within fifteen months from the date of approval of the competent securities authority of the State Council.

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

Under any of the following circumstances, the Board of Directors shall convene an extraordinary general meeting within two months:

(1)	when the number of Directors is less than the number of Directors required by the Company Law or two thirds of the number of Directors specified in the Articles of Association;

(2)	when the accumulated losses of the Company amount to one third of the total amount of its share capital;

(3)	when shareholder(s) holding 10 percent or more of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4)	when deemed necessary by the Board of Directors or as requested by the Supervisory Committee;

(5)	More than one half of the independent directors propose to convene the meeting.

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

Merger, acquisition or corporate restructuring

Pursuant to Article 291 of the Articles of Association, in the event of the merger or division of the Company, a plan shall be presented by the Company’s Board of Directors and shall be approved in shareholders’ general meeting and the relevant examining and approving formalities shall be processed as required by law. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire that dissenting shareholder’s shareholding at a fair price. The contents of the resolution of merger or division of the Company shall be made into special documents for shareholders’ inspection. Such special documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares.

The Articles of Association do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C.           Material Contracts

The Company has not entered into any material contracts other than in the ordinary course of business and other than those described in this Item 10, Item 7, “Related Party Transactions”, Item 4, “Information on the Company” or elsewhere in this Annual Report on Form 20-F.

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

(b)
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

(c)
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

(d)
Pursuant to the Aircraft Acquisition Agreement dated October 23, 2007 between the Company and Airbus SNC, the Company will acquire ten Airbus A330-200 aircraft from Airbus SNC, the catalogue price of an Airbus A330-200 aircraft is in the range of US$167.7 to 176.7 million. Such catalogue price includes price for airframe and engines.  The aggregate consideration for the acquisition will be partly payable by cash of the Company, and partly by financing arrangements with banking institutions.  The Airbus aircraft will be delivered in stages to the Company during the period commencing from March 2010 to August 2012.

(e)
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

On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar so that the Renminbi is now permitted to fluctuate within a band against a basket of certain foreign currencies. On May 18 2007, the People’s Bank of China announced that the floating band of Renminbi would be permitted to rise or fall by as much as 0.5%. The PRC government has stated publicly that it intends to further liberalize its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Any significant revaluation of the Renminbi may have a material adverse effect on the Company’s financial performance, and the value of, and any dividends payable on, the Company’s H Shares and ADRs in foreign currency terms.

Other Limitations

There are no limitations on the right of non-resident or foreign owners to hold or vote H Shares or ADRs imposed by Chinese law or by the Articles of Association or other constituent documents of the Company. However, under current Chinese law, foreign ownership of the Company may not exceed 49%.

E.           Taxation

Chinese Taxation

The following is a general summary of certain Chinese tax consequences of the acquisition, ownership and disposition of A Shares, H Shares and ADRs. This summary is based upon tax laws of China as in effect on the date of this Annual Report, including the income tax treaty between the United States and China (the “U.S.-PRC Tax Treaty”), all of which are subject to change or different interpretation.

In general, for Chinese tax purposes, holders of ADRs will be treated as the owners of the H Shares represented by those ADRs, and exchanges of H Shares for ADRs, and ADRs for H Shares, will not be subject to taxation under the laws of China.

This summary does not purport to address all material tax consequences for holders or prospective purchasers of A Shares, H Shares or ADRs, and does not take into account the specific circumstances of such investors. Investors should consult their own tax advisors as to Chinese or other tax consequences of the acquisition, ownership and disposition of A shares, H Shares or ADRs.

As a result of the new corporate income tax law, the statutory corporate income tax rate currently adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from January 1, 2008.  Pursuant to new corporate income tax law, the corporate income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

Dividends

The new corporate income tax law generally provides for the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

China currently has double-taxation treaties with a number of countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States. Under the U.S.-PRC Tax Treaty, China may tax a dividend paid by the Company to a U.S. holder up to a maximum of 10% of the gross amount of such dividend

For individuals, Chinese tax law generally provides that an individual who receives dividends from Chinese companies is subject to a 20% individual income tax. A 50% reduction of taxable income is granted by Chinese tax law for an individual receiving dividends from a listed company on Shanghai Stock Exchange or Shenzhen Stock Exchange.  As a result, the effective tax rate for dividends received by A share individual holder is 10%. Currently, dividend income received by any foreign individual that holds overseas shares in any Chinese domestic enterprise is temporarily exempt from individual income tax. In the event that the exemption is discontinued, such payments will be subject to individual income tax at the 20% rate unless the holder is entitled to a tax waiver or a lower tax rate under an applicable double-taxation treaty.

Capital Gains from Transfer or Disposition of Shares

The new corporate income tax law generally provides that a non-resident enterprise is subject to a 10% capital gains tax for the transfer or disposition of shares of a Chinese company.

For individual shareholders, Chinese tax law generally provide that an individual who transfers or otherwise disposes of a company’s shares of capital stock is subject to a 20% individual income tax on the capital gain, if any. Currently, all individuals are temporarily exempt from individual income tax on transfers of shares of joint stock companies listed on Shanghai Stock Exchange or Shenzhen Stock Exchange, such as the Company. Should such temporary exemption be discontinued, such holders may be subject to a 20% individual income tax on the capital gain, if any, unless reduced by an applicable double-taxation treaty.

United States Federal Income Taxation

This discussion describes general U.S. federal income tax consequences of the purchase, ownership and disposition of the Company’s ADRs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in the Company’s ADRs. This discussion applies to you only if you hold and beneficially own the Company’s ADRs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

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

The discussions and comments included herein are only a general description of the tax aspects and they do not constitute a tax advice or opinion.  Therefore, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of the Company’s ADRs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

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

U.S. Holders

Dividends on ADRs

Subject to the PFIC discussion below, if the Company makes distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADRs will generally be treated as dividend income if the distributions are made from the Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADRs for a sufficient period of time, dividend distributions on the Company’s ADRs will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2009) as long as the Company’s ADRs continue to be readily tradable on the New York Stock Exchange and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Distributions on the Company’s ADRs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from the Company. Dividends generally will constitute foreign source passive income for U.S. foreign tax credit limitation purposes.

Sales and other dispositions of ADRs

Subject to the PFIC discussion below, when you sell or otherwise dispose of the Company’s ADRs, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADRs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADRs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in the Company’s ADRs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

If the PFIC in any taxable year in which you hold the Company’s ADRs, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

The Company will be classified as a PFIC in any taxable year if either: (1) the average percentage value of its gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of its total gross assets (the “Asset Test”); or (2) 75% or more of its gross income for the taxable year is passive income (such as certain dividends, interest or royalties)(the “Income Test”). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or held for the production of passive income; and (2) the average value of the Company’s gross assets is calculated based on its market capitalization. In the case of publicly traded corporations, fair market value must be used for purposes of applying the Asset Test.  In addition, regarding the above two tests, there are complex look-through rules to consider with respect to the assets and activities of related corporations from which the foreign corporation either receives income or in which it holds an interest.  More specifically, certain adjustments are made to exclude certain income received from a related party or include income and assets held by a 25% or more owned subsidiary in determining whether a foreign company qualifies as a PFIC under the two tests.  In particular: 1) passive income received from a related party is excluded if it is properly allocable to the nonpassive income of the related party, and 2) a foreign company that owns directly or indirectly 25% or more of the stock of another corporation is treated as if it owned directly a proportionate share of that corporation’s assets and income.

The Company believes that it was not a PFIC for the taxable year 2008. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2009 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, the Company would be a PFIC for the taxable year 2008 if the sum of its average market capitalization, which is its share price multiplied by the total amount of its outstanding shares, and its liabilities over that taxable year is not more than twice the value of its cash, cash equivalents, and other assets that are readily converted into cash.

If the Company were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions the Company makes regardless of whether the Company continues to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADRs.  An excess distribution would be either (1) a distribution with respect to ADRs that is greater than 125% of the average of such distributions over the preceding three years, or (2) 100% of the gain from the disposition of shares/ADRs.

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

If the Company were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 “Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund.” However, the Company does not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ADRs.

As described above, if the Company were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADRs provided the Company’s ADRs are “marketable”. The Company’s ADRs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADRs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADRs would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADRs. Separately, if the Company were a PFIC in any year, you would be able to avoid the “excess” distribution rules by making a timely election to treat us as a so-called “Qualified Electing Fund” or “QEF”. You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of the Company’s ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of the Company’s net capital gain for the taxable year. However, the Company does not intend to provide you with the information you would need to make or maintain a “QEF” election and you will, therefore, not be able to make or maintain such an election with respect to your ADRs.

Non-US Holders

If you beneficially own ADRs and are not a U.S. Holder for U.S. federal income tax purposes (a “Non-US Holder”), you generally will not be subject to U.S. federal income tax or U.S. withholding tax on dividends received from the Company with respect to ADRs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADRs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADRs, unless:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Group’s earnings are affected by changes in the price and availability of jet fuel. The Group uses approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of fluctuations of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.  The fair values of derivative financial instruments of the Group at the balance sheet date are as follows:

At December 31, 2007, the Group had outstanding fuel options to buy approximately 3,300,000 barrels of crude oil at prices ranging from US$42 to US$64 per barrel.  On the other hand, the Group sold fuel put options to approved counter-party and had outstanding options at December 31, 2007 of approximately 7,800,000 barrels of crude oil at prices ranging from US$40 to US$54 per barrel.  All the fuel option contracts expired in 2008.

The Group is subject to market risks due to fluctuations in interest rates. The majority of the Group’s borrowing is in the form of long-term fixed-rate and variable-rate debts with original maturities ranging from two to twelve years. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. From time to time, the Group may enter into interest rate swaps designed to mitigate exposure relating to interest rate risks. No such contract was outstanding as of December 31, 2008.

The Group is also exposed to foreign currency risk as a result of its aircraft and flight equipment being sourced from overseas suppliers. Specifically, the Group’s foreign currency exposure relates primarily to its foreign currency long-term bank and other loans used to finance such capital expenditures and its capital commitments. Subject to certain restrictive conditions imposed by the State Administration of Foreign Exchange, the Group may, from time to time, enter into forward foreign exchange contracts to mitigate its foreign currency exposures. As at December 31, 2008, the Group had two outstanding forward option contracts of notional amount ranging from US$64 million to US$128 million. The contracts are to buy US Dollars by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. At December 31, 2008, the fair value of these currency forward option contracts was liabilities of approximately RMB116 million.

As of December 31, 2008, the Group operated a total of 206 aircraft under operating leases and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks; however, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under capital leases and operating leases are disclosed in Note 32 and Note 47 to the Financial Statements, respectively.

The following table provides information regarding the Group’s material interest rate sensitive financial instruments as of December 31, 2008 and 2007:

	As of December 31, 2008								As of December 31, 2007
	Expected maturity date
	2009	2010	2011	2012	2013	Thereafter	Total recorded amount	Fair value(2)	Total recorded amount	Fair value(2)
Fixed-rate bank and other loans in US$	221	182	79	60	62	390	994	1,036	1,337	1,355

Average interest rate	5.31%	5.43%	4.89%	4.89%	4.89%	4.89%

Variable-rate bank and other loans in US$	16,298	4,430	2,436	554	1,045	589	25,352	25,352	31,998	31,998

Average interest rate	3.69%	2.87%	2.85%	2.75%	2.83%	2.53%

Variable-rate bank and other loans in HKD	17	—	—	—	—	—	17	17	1	1

Average interest rate	4.67%	—	—	—	—	—

Fixed-rate bank and other loans in RMB	2,221	—	—	—	—	3	2,224	2,224	3	3

Average interest rate	6.65%	—	—	—	—	—

Variable-rate bank and other loans in RMB	3,421	1,492	6,023	64	20	—	11,020	11,020	683	683

Average interest rate	4.97%	4.92%	4.91%	5.48%	5.48%	—

Fixed-rate short-term financing bills in RMB	2,000	—	—	—	—	—	2,000	2,000	—	—

Average interest rate	4.70%	—	—	—	—	—

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2008 and 2007.

The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2008 and 2007:

	As of December 31, 2008								As of December 31, 2007
	Expected maturity date
	2009	2010	2011	2012	2013	Thereafter	Total recorded amount	Fair value(1)	Total recorded amount	Fair value(1)

Fixed-rate bank and other loans In US$	221	182	79	60	62	390	994	1,036	1,337	1,355

Variable-rate bank and other loans In US$	16,298	4,430	2,436	554	1,045	589	25,352	25,352	31,998	31,998

Variable-rate bank and other loans in HKD	17	—	—	—	—	—	17	17	1	1

Capital commitment in US$	15,777	19,167	15,142	13,893	7,170	4,490	75,639	75,639	88,742	88,742

(1)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2008 and 2007.

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

(a)           Disclosure controls and procedures

Our president and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) or 15d-15(e)), and concluded that, based on their evaluation, our disclosure controls and procedures are effective as of the end of the period covered by this Annual Report to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b)           Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

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

We have audited the internal control over financial reporting of China Southern Airlines Company Limited (the “Company”) as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Southern Airlines Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of The Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Southern Airlines Company Limited and its subsidiaries (collectively, the “Group”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2008, and our report dated April 14, 2009, except for Notes 48(b) and 49(a), which are as of June 3, 2009, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Group’s adoption of IFRIC Interpretation 13, Customer Loyalty Programmes.

/s/ KPMG

Hong Kong, China
April 14, 2009

(d)	Changes in internal control over financial reporting

During the year ended December 31, 2008, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS.

The Company has adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer and principal accounting officer. Such code is included in the director service agreements, a form of which is incorporated by reference in this Annual Report in Exhibit 4.1.  Each of the aforementioned senior corporate officers currently serves as a Director and all of our Directors are subject to the director service contracts with the Company.  Pursuant to the director service agreements,  among other things, Directors (i) owe fiduciary duties to the Company and shall perform their duties in compliance with applicable governmental laws, rules and regulations; (ii) shall not engage in any activities in competition with the Company’s business or carry out any activities detrimental to the interests of the Company; and (iii) shall be held liable for any loss or injury incurred to the Company as a result of such Director’s violation of applicable laws and regulations.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of the Company’s principal accountants and all other fees billed for products and services provided by the Company’s principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2007 and 2008:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees

2007	RMB12.4 million	RMB4.5 million	RMB0.25 million	RMB2.8 million

2008	RMB10.8 million	RMB5.0 million	RMB0.55 million	-

Audit-related fees

Review of the Group’s 2007 interim financial report prepared under IFRSs and 2008 interim financial report prepared under IFRSs.

Tax fees

Services provided primarily consist of tax compliance services.

Other fees

Provision of Sarbanes Oxley Act of 2002 advisory services.

Prior to our principal accountant being engaged by the Company or our subsidiaries to render the audit or non audit services, the engagements have been approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The Company and its associates have not purchased any issued common shares of the Company during 2008 and up to the date of this Annual Report.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

Set out below is a summary of any significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange (“NYSE”):

NYSE corporate governance rules	The Company’s governance practices
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

Nominating/Corporate Governance Committee

The Company has established a nominating committee.  As at December 31, 2008, the Nomination Committee consists of two members, Messrs Wang Zhi and Gong Hua Zhang.  They are independent non-executive Directors of the Company.  Mr. Si Xian Min was appointed as the chairman of the Nomination Committee on March 11, 2009.   The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of directors and executives and give advice to the Board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to the Board.

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

Audit Committee The Board of Directors of the Company has established an audit committee that satisfies relevant domestic requirements and the audit committee has a written charter.
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

Corporate Governance Guidelines CSRC has issued the Corporate Governance Rules, with which the Company has complied.
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE on writing of any material non-compliance with any applicable provisions of Section 303A.
There are no similar requirements under the domestic corporate governance rules in China.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable.

TEM 19. EXHIBITS.
Index to Exhibits

Exhibit No.	Description of Exhibit
1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited.
4.1	Form of Director’s Service Agreement (1)
4.2	Form of Non-Executive Director’s Service Agreement (2)
4.3	Airbus Aircraft Acquisition Agreement entered into by and between the Company and Airbus on July 16, 2007 *
4.4	Xiamen Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on July 16, 2007 *
4.5	Boeing Aircraft Acquisition Agreement entered into by and between the Company and Boeing on August 20, 2007 *
4.6	Airbus Aircraft Acquisition Agreement entered into by and between the Company and Airbus on October 23, 2007 *
4.7	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on April 18, 2008 *
4.8	A Shares Subscription Agreement entered into by and between the Company and CSAHC on December 10, 2008

4.9	H Shares Subscription Agreement entered into by and between the Company and Nan Lung Holding Limited
4.10	Trademark License Agreement entered into by and between the Company and CSAHC on May 22, 1997
8.1	Subsidiaries of China Southern Airlines Company Limited
11.1	Code of Ethics (included in Exhibit 4.1)
12.1	Section 302 Certification of President
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of President
13.2	Section 906 Certification of Chief Financial Officer
*  Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1) Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(2)  Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Operations
for the years ended December 31, 2008, 2007 and 2006	F-2
Consolidated Balance Sheets at December 31, 2008 and 2007	F-4
Consolidated Statements of Changes in Equity
for the years ended December 31, 2008, 2007 and 2006	F-6
Consolidated Cash Flow Statements
for the years ended December 31, 2008, 2007 and 2006	F-8
Notes to Consolidated Financial Statements	F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Southern Airlines Company Limited

We have audited the accompanying consolidated balance sheets of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

As discussed in Note 3 to the consolidated financial statements, the Group has changed its method of accounting for its frequent flyer award programmes by the early adoption of IFRIC Interpretation 13, Customer Loyalty Programmes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 14, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 14, 2009, except for Notes 48(b) and 49(a), which are as of June 3, 2009

Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2008	2007	2006
		RMB million	RMB million	RMB million
			(restated, note 3)	(restated, note 3)
Operating revenue
Traffic revenue	4	53,913	53,196	44,949
Other operating revenue	4	1,375	1,205	1,132
Total operating revenue		55,288	54,401	46,081

Operating expenses
Flight operations	5	34,982	29,082	25,022
Maintenance	6	4,890	4,643	3,999
Aircraft and traffic servicing	7	8,476	8,160	7,063
Promotion and sales	8	3,491	3,421	2,803
General and administrative	9	2,041	1,874	1,941
Impairment on property, plant and equipment	18(h)	1,884	109	-
Depreciation and amortisation	10	5,746	5,554	4,971
Others		257	113	100
Total operating expenses		61,767	52,956	45,899
Other (loss) / income, net	13	(59)	130	333
Operating (loss) / profit		(6,538)	1,575	515

Interest income		103	73	41
Interest expense	12	(1,987)	(2,291)	(2,070)
Share of associates’ results	20	(12)	57	5
Share of jointly controlled entities’ results	21	170	123	115
(Loss) / gain on derivative financial instruments, net		(124)	90	(19)
Exchange gain, net		2,592	2,832	1,492
Gain on sale of other investments in equity securities		-	107	-
Gain on sale of a jointly controlled entity		143	-	-
Gain on sale of equity interest in subsidiaries		37	7	-
Others, net		892	306	148

(Loss) / profit before taxation		(4,724)	2,879	227
Income tax expense	15	(62)	(847)	(123)
(Loss) / profit for the year		(4,786)	2,032	104

Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note		2008	2007		2006
			RMB million	RMB million		RMB million
				(restated, note 3)		(restated, note 3)
Attributable to
Equity shareholders of the Company			(4,823)		1,839		106
Minority interests			37		193		(2)
(Loss) / profit for the year			(4,786)		2,032		104

(Loss) / earnings per share	17
Basic		RMB	(0.74)	RMB	0.28	RMB	0.02
Diluted			N/A		N/A		N/A

The notes on pages F-11 to F-89 form part of these consolidated financial statements.

Consolidated Balance Sheets at December 31, 2008 and 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2008	2007
		RMB million	RMB million
			(restated, note 3)
Non-current assets
Property, plant and equipment, net	18	53,237	58,441
Construction in progress	19	17,321	11,385
Lease prepayments		531	556
Interest in associates	20	235	219
Interest in jointly controlled entities	21	1,048	873
Other investments in equity securities	22	166	168
Lease deposits		563	659
Available-for-sale equity securities	23	114	362
Deferred tax assets	24	167	84
Other assets	25	412	469
		73,794	73,216

Current assets
Financial assets	26	-	2
Inventories	27	1,229	1,213
Trade receivables	28	1,317	1,966
Other receivables		1,371	1,075
Prepaid expenses and other current assets		620	592
Amounts due from related companies	35	11	118
Pledged bank deposits	30(j)	51	-
Cash and cash equivalents	29	4,649	3,824
		9,248	8,790

Current liabilities
Financial liabilities	26	116	5
Bank and other loans	30	22,178	24,948
Short-term financing bills	31	2,000	-
Obligations under finance leases	32	1,781	2,877
Trade and bills payables	33	1,353	1,844
Sales in advance of carriage		2,244	1,891
Deferred revenue	34	261	168
Taxes payable		120	500
Amounts due to related companies	35	102	194
Accrued expenses	36	8,420	7,290
Other liabilities	37	2,963	2,994
		41,538	42,711
Net current liabilities	46(a)	(32,290)	(33,921)
Total assets less current liabilities		41,504	39,295

Consolidated Balance Sheets at December 31, 2008 and 2007 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2008	2007
		RMB million	RMB million
			(restated, note 3)
Non-current liabilities and deferred items
Bank and other loans	30	17,429	9,074
Obligations under finance leases	32	11,157	12,858
Deferred revenue	34	445	422
Provision for major overhauls	38	945	683
Provision for early retirement benefits	39	179	230
Deferred benefits and gains		1,109	1,027
Deferred tax liabilities	24	761	691
		32,025	24,985
Net assets		9,479	14,310

Capital and reserves
Share capital	40	6,561	4,374
Reserves	41	460	7,489
Total equity attributable to equity shareholders of the Company		7,021	11,863
Minority interests		2,458	2,447
Total equity		9,479	14,310

The notes on pages F-11 to F-89 form part of these consolidated financial statements.

Consolidated Statements of Changes in Equity for the years ended December 31, 2008, 2007 and 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
					(Accumulated
					losses) /
	Share	Share	Fair value	Other	retained		Minority	Total
	capital	premium	reserves	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
				(Note)

At January 1, 2006
- as previously reported	4,374	5,325	-	603	(302)	10,000	1,936	11,936
- prior period adjustment
arising from adoption
of IFRIC 13 (Note 3)	-	-	-	-	(269)	(269)	-	(269)
- as restated	4,374	5,325	-	603	(571)	9,731	1,936	11,667
Profit for the year
- as previously reported	-	-	-	-	188	188	16	204
- prior period adjustment
arising from adoption
of IFRIC 13 (Note 3)	-	-	-	-	(82)	(82)	(18)	(100)
- as restated	-	-	-	-	106	106	(2)	104
Acquisition of equity
interest held by minority
shareholders	-	-	-	-	-	-	(12)	(12)
Distributions to minority
shareholders	-	-	-	-	-	-	(7)	(7)
At December 31, 2006	4,374	5,325	-	603	(465)	9,837	1,915	11,752

At January 1, 2007	4,374	5,325	-	603	(465)	9,837	1,915	11,752

Profit for the year
- as previously reported	-	-	-	-	1,871	1,871	194	2,065
- prior period adjustment
arising from adoption
of IFRIC 13 (Note 3)	-	-	-	-	(32)	(32)	(1)	(33)
- as restated	-	-	-	-	1,839	1,839	193	2,032
Capital contribution by
minority shareholders	-	-	-	-	-	-	240	240
Acquisition of Nan Lung
Freight and Air Catering
(Note 45(b))	-	-	-	-	-	-	80	80
Disposal of equity interest in
a subsidiary to minority
shareholders
(Note 45(c))	-	-	-	-	-	-	(8)	(8)
Changes in fair value of
available-for-sale equity
securities, net (Note 23)	-	-	183	-	-	183	35	218
Distributions to minority
shareholders	-	-	-	-	-	-	(8)	(8)
Share of an associate’s
reserves movement	-	-	-	4	-	4	-	4
At December 31, 2007	4,374	5,325	183	607	1,374	11,863	2,447	14,310

Consolidated Statements of Changes in Equity for the years ended December 31, 2008, 2007 and 2006 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
					(Accumulated
					losses) /
	Share	Share	Fair value	Other	retained		Minority	Total
	capital	premium	reserves	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
				(Note)

At January 1, 2008	4,374	5,325	183	607	1,374	11,863	2,447	14,310
Bonus share issue (Note 40)	2,187	(2,187)	-	-	-	-	-	-
(Loss) / profit for the year	-	-	-	-	(4,823)	(4,823)	37	(4,786)
Acquisition of China Southern
West Australian Flying
College Pty Limited
(Note 42(c)(xvii))	-	-	-	(5)	-	(5)	-	(5)
Disposal of partial equity interest in
a subsidiary to minority
shareholders	-	-	-	-	-	-	24	24
Changes in fair value of
available-for-sale equity
securities, net (Note 23)	-	-	(165)	-	-	(165)	(27)	(192)
Distributions to minority
shareholders	-	-	-	-	-	-	(28)	(28)
Government contributions
(Note 41(d))	-	-	-	151	-	151	5	156
At December 31, 2008	6,561	3,138	18	753	(3,449)	7,021	2,458	9,479

Note:	Other reserves represent statutory surplus reserve, discretionary surplus reserve and others.
Details are set out in Note 41.

The notes on pages F-11 to F-89 form part of these consolidated financial statements.

Consolidated Cash Flow Statements for the years ended December 31, 2008, 2007 and 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2008	2007	2006
	RMB million	RMB million	RMB million
		(restated, note 3)	(restated, note 3)

(Loss) / profit before taxation	(4,724)	2,879	227
Depreciation of property, plant and equipment	5,759	5,597	4,999
Other amortisation	58	28	33
Amortisation of deferred benefits and gains	(71)	(71)	(61)
Impairment losses on property, plant and equipment	1,884	109	-
Share of associates’ results	12	(57)	(5)
Share of jointly controlled entities’ results	(170)	(123)	(115)
Loss / (gain) on sale of property, plant and equipment, net	59	(130)	(333)
Gain on sale of other investments in equity securities	-	(107)	-
Gain on sale of a jointly controlled entity	(143)	-	-
Gain on sale of equity interest in subsidiaries	(37)	(7)	-
Interest income	(103)	(73)	(41)
Interest expense	1,987	2,291	2,070
Loss / (gain) on derivative financial instruments, net	124	(90)	19
Dividend income from other investments in equity securities	(14)	(12)	(7)
Unrealised exchange gain, net	(2,649)	(2,832)	(1,492)
(Increase) / decrease in inventories	(16)	108	95
Decrease / (increase) in trade receivables	649	(349)	36
Decrease in other receivables	203	156	152
Increase in prepaid expenses and other current assets	(28)	(8)	(205)
Increase / (decrease) in net amounts due to related companies	15	(50)	113
Decrease in trade and bills payables	(491)	(95)	(2,048)
Increase in sales in advance of carriage	353	451	23
Increase in accrued expenses	1,274	1,790	560
(Decrease) / increase in other liabilities	(36)	245	(247)
Increase in deferred revenue	116	98	138
Increase / (decrease) in provision for major overhauls	262	(122)	504
Decrease in provision for early retirement benefits	(51)	(76)	306
Increase in deferred benefits and gains	34	148	-
Cash inflows from operations	4,256	9,698	4,721
Interest received	103	73	41
Interest paid	(2,805)	(2,814)	(2,419)
Income tax paid	(399)	(88)	(46)
Net cash inflows from operating activities	1,155	6,869	2,297

Consolidated Cash Flow Statements for the years ended December 31, 2008, 2007 and 2006 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2008	2007	2006
	RMB million	RMB million	RMB million
		(restated, note 3)	(restated, note 3)

Investing activities
Proceeds from sale of property, plant and equipment	312	288	490
Proceeds from sale of a jointly controlled entity	210	-	-
Proceeds from sale of equity interest in subsidiaries	61	-	-
Proceeds from sale of other investments in equity securities	-	127	-
Net cash settlement of derivative financial instruments	(11)	67	7
Dividends received from associates	-	-	33
Dividends received from jointly controlled entities	14	79	50
Dividends received from other investments	14	12	7
Decrease in other non-current assets	-	-	16
Payment of acquisition of equity interest held by minority shareholders	-	-	(12)
Payment of lease deposits	-	(86)	(136)
Refund of lease deposits	54	165	103
Capital expenditures	(8,364)	(5,502)	(6,044)
Increase in pledged bank deposits	(51)	-	-
Payment for the investment in associate and other investments	(29)	(10)	(31)
Through the acquisition of CSAHC Hainan (Note 45(d))	-	-	33
Payment for acquisition of Nan Lung Freight and Air Catering (Note 45(b))	-	(58)	-
Proceeds from disposal of GZ
Aviation Hotel (Note 45(c))	-	74	-

Net cash used in investing activities	(7,790)	(4,844)	(5,484)

Net cash (outflows) / inflows before financing activities	(6,635)	2,025	(3,187)

Consolidated Cash Flow Statements for the years ended December 31, 2008, 2007 and 2006 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2008	2007	2006
	RMB million	RMB million	RMB million
		(restated, note 3)	(restated, note 3)
Financing activities
Proceeds from bank and other loans	41,450	30,984	24,983
Proceeds from issue of short-term financing bills	2,000	-	-
Repayment of bank and other loans	(33,783)	(28,660)	(19,113)
Repayment of principal under finance lease obligations	(2,335)	(3,021)	(3,313)
Capital contribution received from minority shareholders	-	240	-
Capital contribution received from government (Note 41(d))	156	-	-
Dividends paid to minority shareholders	(28)	(8)	(7)
Net cash inflows / (outflows) in financing activities	7,460	(465)	2,550

Increase / (decrease) in cash and cash equivalents	825	1,560	(637)
Cash and cash equivalents at January 1	3,824	2,264	2,901
Cash and cash equivalents at December 31	4,649	3,824	2,264

The notes on pages F-11 to F-89 form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

1	Basis of presentation

China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services.

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

The bonus share issue, approved in the Annual General Meeting for the year 2007, of 2,187,089,000 shares, by the conversion of share premium to share capital, was implemented in August 2008.

2	Principal accounting policies

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and interpretations issued by the International Accounting Standards Board (the “IASB”).

Note 3 provides information on the impact of the new and revised IFRSs and interpretations that are first effective for the current accounting period and the changes in accounting policies for the current and prior accounting periods reflected in these consolidated financial statements.

2	Principal accounting policies (continued)

(b)	Basis of preparation of the consolidated financial statements

At December 31, 2008, the Group’s current liabilities exceeded its current assets by RMB32,290 million, which includes bank and other loans repayable within one year of RMB22,178 million.  In preparing the consolidated financial statements, the directors have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfil the Group’s short-term obligations and capital expenditure requirements.  Accordingly, the consolidated financial statements have been prepared on a basis that the Group will be able to continue as a going concern.  Further details are set out in Note 46(a).

The consolidated financial statements for the year ended December 31, 2008 comprise the Company and its subsidiaries and the Group’s interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

-	Certain property, plant and equipment (Note 2(h));

-	Certain assets held under finance leases (Note 2(j));

-	Derivative financial instruments (Note 2(g)); and

-	Available-for-sale equity securities (Note 2(f)).

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

Judgements made by management in the application of IFRSs that have significant effect on the consolidated financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 51.

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

2	Principal accounting policies (continued)

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

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets.  The consolidated statements of operations include the Group’s share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss recognised for the year (Notes 2 (l)).

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

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

2	Principal accounting policies (continued)

(f)	Other investments in equity securities

The Group’s policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at cost.  Cost includes attributable transaction costs, except where indicated otherwise below.  These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale.  At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses resulting from changes in the amortised cost of monetary items which are recognised directly in profit or loss.  Dividend income from these investments is recognised in accordance with the policy set out in Note 2(v)(iv). When these investments are derecognised or impaired (Note 2(l)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

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

Investment properties are stated in the consolidated balance sheet at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment property, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(v)(iii).

2	Principal accounting policies (continued)

(h)	Property, plant and equipment (continued)

(ii)	Other property, plant and equipment

Items of property, plant and equipment are initially stated at cost.  The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use and the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

Subsequent to the revaluation of the Group’s property, plant and equipment as at December 31, 1996 (Note 18(b)), which was based on depreciated replacement costs, the Group’s property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses (Note 2(l)).

Revaluations are performed with sufficient regularity to ensure that the carrying amount of the property, plant and equipment does not differ materially from that which would be determined using fair value at the balance sheet date.

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

2	Principal accounting policies (continued)

(i)	Construction in progress

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases.  Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h)(ii).  Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l).  Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

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

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries, associates and jointly controlled entities) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment.  Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

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

-
For available-for-sale equity securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss.  The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

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

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

-	Property, plant and equipment;

-	Construction in progress;

-	Lease deposits;

-	Lease prepayments;

-	Deferred expenditure;

-	Investments in subsidiaries, associates and jointly controlled entities; and

-	Goodwill.

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

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions having been within three months of maturity at acquisition.  Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statements.

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

(t)	Deferred benefits and gains

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

Passenger, cargo and mail revenues are recognised at the fair value of the consideration received or receivable when the transportation is provided.  Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage.  Revenues from airline-related business are recognised when services are rendered.  Revenue is stated net of sales tax.

(ii)	Frequent flyer revenue

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egrets Mileage Plus, which provide travel and other awards to members based on accumulated mileages.

Revenue received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group’s frequent flyer award programmes. The value attributed to the awarded mileages is deferred as a liability, within deferred revenue, until the mileages are ultimately utilised.

Revenue received from third parties for the issue of mileages under the frequent flyer award programmes is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programmes redeem mileages for an award, revenue is recorded in profit or loss. Revenue in relation to flight awards is recognised when the transportation is provided. Revenue is recognised at the point of redemption where non-flight rewards are selected.

The value attributed to mileages that are expected to expire is recognised as revenue, based on the number of mileages that have been redeemed relative to the total number expected to be redeemed.

2	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(iii)
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

(iv)	Dividend income is recognised when the shareholder’s right to receive payment is established.

(v)
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

(vi)	Interest income is recognised as it accrues using the effective interest method.

(w)	Traffic commissions

Traffic commissions are expensed in profit or loss when the transportation is provided and the related revenue is recognised.  Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

(x)	Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to profit or loss as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls.  When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls.  Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to the consolidated statements of operations.

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

2	Principal accounting policies (continued)

(y)	Borrowing costs

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

(bb)	Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates.  Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing on the balance sheet date.  Exchange gains and losses are recognised in the consolidated statements of operations.

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

2	Principal accounting policies (continued)

(cc)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

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

(dd)	Segmental reporting

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

3	Changes in accounting policies

The IASB has issued certain new and revised IFRSs and interpretations that are first effective or available for early adoption for the current accounting period of the Group.  The new interpretations and amendments that are first effective for the current accounting year of the Group have no significant impact to the principal accounting policies of the Group.

During the current accounting period, the Group has early adopted IFRIC Interpretation 13, Customer Loyalty Programmes (“IFRIC 13”), which is effective for accounting periods beginning on or after July 1, 2008. Other than this, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 53).

Prior to the adoption of IFRIC 13, the Group accounted for the accumulated mileages under its frequent flyer award programmes using incremental cost method.  The estimated incremental cost to provide free travel was recognised as an expense and accrued as a current liability when members accumulated mileages.  When members redeemed awards or their entitlements expired, the incremental cost liability was reduced accordingly to reflect the outstanding obligations.

On adoption of IFRIC 13, revenue received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group’s frequent flyer programmes.  The value attributed to the awarded mileages is deferred as a liability until the mileages are ultimately utilised. As members of the programmes redeem mileages for an award, revenue is recorded in profit or loss.  Revenue in relation to flight awards is recognised when transportation is provided.  Revenue is recognised at the point of redemption when non-flight awards are selected.  Further details of the new policy are set out in note 2(v)(ii).

3	Change in accounting policies (continued)

(a)	Restatement of prior periods and opening balances

The new accounting policy on adoption of IFRIC 13 has been applied retrospectively with comparatives restated.  The impact of the adoption of IFRIC 13 to each of the line items in the consolidated statements of operations and consolidated cash flow statements for the years ended December 31, 2007 and 2006 and the consolidated balance sheet as at December 31, 2007 previously reported are set out as follows:

(i)	Consolidated statement of operations for the year ended December 31, 2007

				Effect of
				adoption of
				IFRIC 13
				(increase/
				(decrease) in
	2007 (as			profit for	2007
	previously reported)			the year)	(as restated)
	RMB million			RMB million	RMB million
Operating revenue
Traffic revenue		53,297		(101)		53,196

Operating expenses
Promotion and sales		3,478		(57)		3,421

Operating profit		1,619		(44)		1,575

Profit before taxation		2,923		(44)		2,879

Income tax expense		(858)		11		(847)

Profit for the year		2,065		(33)		2,032

Attributable to
Equity shareholders of the Company		1,871		(32)		1,839
Minority interests		194		(1)		193

Earnings per share
Basic (Note)	RMB	0.29	RMB	(0.01)	RMB	0.28

Note: The calculation of basic earnings per share for the year ended December 31, 2007 has been adjusted for the bonus share issue implemented in 2008 (Notes 17 and 40).

3	Change in accounting policies (continued)

(a)	Restatement of prior periods and opening balances (continued)

(ii)	Consolidated statement of operations for the year ended December 31, 2006

				Effect of
				adoption of
				IFRIC 13
				(increase/
				(decrease) in
	2006 (as			profit for	2006
	previously reported)			the year)	(as restated)
	RMB million			RMB million	RMB million
Operating revenue
Traffic revenue		45,087		(138)		44,949

Operating expenses
Promotion and sales		2,811		(8)		2,803

Operating profit		645		(130)		515

Profit before taxation		357		(130)		227

Income tax expense		(153)		30		(123)

Profit for the year		204		(100)		104

Attributable to
Equity shareholders of the Company		188		(82)		106
Minority interests		16		(18)		(2)

Earnings per share
Basic (Note)	RMB	0.03	RMB	(0.01)	RMB	0.02

Note: The calculation of basic earnings per share for the year ended December 31, 2006 has been adjusted for the bonus share issue implemented in 2008 (Notes 17 and 40).

3	Change in accounting policies (continued)

(a)	Restatement of prior periods and opening balances (continued)

(iii)	Consolidated balance sheet at December 31, 2007

		Effect of
		adoption of
		IFRIC 13
		(increase/
	2007 (as	(decrease) in	2007
	previously reported)	net assets)	(as restated)
	RMB million	RMB million	RMB million

Non-current assets
Deferred tax assets	11	73	84

Current liabilities
Sales in advance of carriage	1,885	6	1,891
Deferred revenue	-	168	168
Accrued expenses	7,354	(64)	7,290

Non-current liabilities and deferred items
Deferred revenue	-	422	422
Deferred tax liabilities	748	(57)	691

Net assets	14,712	(402)	14,310

Capital and reserves
Reserves	7,872	(383)	7,489

Total equity attributable to equity shareholders of the Company	12,246	(383)	11,863
Minority interests	2,466	(19)	2,447

3	Change in accounting policies (continued)

(a)	Restatement of prior periods and opening balances (continued)

(iv)	Consolidated cash flow statement for the year ended December 31, 2007

		Effect of
	2007 (as	adoption of	2007
	previously reported)	IFRIC 13	(as restated)
	RMB million	RMB million	RMB million

Net cash inflows from operating activities

Profit before taxation	2,923	(44)	2,879

Increase in sales in advance of carriage	449	2	451
Increase in accrued expenses	1,846	(56)	1,790
Increase in deferred revenue	-	98	98

(v)	Consolidated cash flow statement for the year ended December 31, 2006

		Effect of
	2006 (as	adoption of	2006
	previously reported)	IFRIC 13	(as restated)
	RMB million	RMB million	RMB million

Net cash inflows from operating activities

Profit before taxation	357	(130)	227

Increase in accrued expenses	568	(8)	560
Increase in deferred revenue	-	138	138

(b)	Estimated effect of changes in accounting policies on the current year

The estimated effect on the Group's consolidated net loss for the year ended December 31, 2008 and consolidated net assets at December 31, 2008 is a decrease of RMB96 million and an increase of RMB498 million respectively, had the previous policies still been applied in the current year.

4	Turnover

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax.  An analysis of turnover is as follows:

	2008	2007	2006
	RMB million	RMB million	RMB million
		(restated, note 3)	(restated, note 3)
Traffic revenue
Passenger	50,412	49,499	41,411
Cargo and mail	3,501	3,697	3,538
	53,913	53,196	44,949

Other operating revenue
Commission income	317	281	238
General aviation income	133	108	91
Ground services income	250	241	184
Air catering income	107	81	50
Rental income	120	119	107
Others	448	375	462
	1,375	1,205	1,132
	55,288	54,401	46,081

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax (including business tax and other surcharges) to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and outbound international, Hong Kong, Macau and Taiwan flights.  Pursuant to the “Notice of exemption of business tax on fuel surcharge for airline companies” issued jointly by the PRC Ministry of Finance and the State Administration of Taxation, the Group is exempted from business tax on fuel surcharge income received during the period from January 1, 2008 to December 31, 2010.  Sales tax incurred by the Group during the year ended December 31, 2008, netted off against revenue, amounted to RMB1,337 million (2007: RMB1,574 million; 2006: RMB1,300 million).

5	Flight operations expenses

	2008	2007	2006
	RMB million	RMB million	RMB million

Jet fuel costs	23,086	18,316	16,193
Operating lease charges
- Aircraft and flight equipment	4,166	3,735	3,027
- Land and buildings	361	320	249
Air catering expenses	1,363	1,350	1,170
Aircraft insurance	174	207	274
Flight personnel payroll and welfare	2,490	2,226	1,697
Training expenses	577	517	389
CAAC Infrastructure Development Fund contributions	1,289	1,250	1,127
Others	1,476	1,161	896
	34,982	29,082	25,022

6	Maintenance expenses

	2008	2007	2006
	RMB million	RMB million	RMB million

Repair and maintenance charges	4,406	4,111	3,585
Maintenance materials	484	532	414
	4,890	4,643	3,999

7	Aircraft and traffic servicing expenses

	2008	2007	2006
	RMB million	RMB million	RMB million

Landing and navigation fees	6,135	6,030	5,343
Ground service and other charges	2,341	2,130	1,720
	8,476	8,160	7,063

8	Promotion and sales expenses

	2008	2007	2006
	RMB million	RMB million	RMB million
		(restated, note 3)	(restated, note 3)

Sales commissions	1,853	1,789	1,489
Ticket office expenses	1,055	1,016	824
Computer reservation services	331	385	307
Advertising and promotion	52	51	35
Others	200	180	148
	3,491	3,421	2,803

9	General and administrative expenses

	2008	2007	2006
	RMB million	RMB million	RMB million

General corporate expenses	1,973	1,811	1,897
Auditors’ remuneration	16	16	15
Other taxes and levies	52	47	29
	2,041	1,874	1,941

10	Depreciation and amortisation

	2008	2007	2006
	RMB million	RMB million	RMB million
Depreciation
- Owned assets	4,199	4,232	3,678
- Assets acquired under finance leases	1,560	1,365	1,321
Amortisation of deferred benefits and gains	(71)	(71)	(61)
Other amortisation	58	28	33
	5,746	5,554	4,971

11	Staff costs

	2008	2007	2006
	RMB million	RMB million	RMB million

Salaries, wages and welfare	5,591	5,130	3,854
Retirement scheme contributions	686	614	584
Early retirement benefits (Note 39)	10	12	392
	6,287	5,756	4,830

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 5 to 9 above.

12	Interest expense

	2008	2007	2006
	RMB million	RMB million	RMB million

Interest on bank and other loans wholly repayable within five years	1,934	1,986	1,675
Interest on other loans	30	105	138
Finance charges on obligations under finance leases	678	743	716
Other interest expense (Note 39)	19	15	-
Less: borrowing costs capitalised	(674)	(558)	(459)
	1,987	2,291	2,070

The borrowing costs have been capitalised at rates ranging from 5.17% to 5.28% per annum in 2008 (2007: 5.30% to 5.84% per annum; 2006: 5.29% to 5.61% per annum).

13	Other (loss) / income, net

	2008	2007	2006
	RMB million	RMB million	RMB million

(Loss) / gain on sale of property, plant and equipment, net
- Aircraft and spare engines	(20)	106	329
- Other property, plant and equipment	(39)	24	4
	(59)	130	333

In 2008, the loss on sale of property, plant and equipment mainly included a loss of RMB20 million on the sale of one Boeing 757-200 aircraft, to an independent third party, being the excess of the carrying amount of the asset and related disposal costs over the sale proceeds.

In 2007, the Group recognised a gain on sale of property, plant and equipment of RMB106 million on the sale of eleven MD82 aircraft, three MD82 spare engines and one Boeing 737-500 spare engine to certain independent third parties, being the excess of the sale proceeds over the carrying amounts of the assets and related disposal costs.

In 2006, the Group recognised a gain on disposal of property, plant and equipment of RMB329 million on selling of three Boeing 757-200 aircraft to certain independent third parties, being the excess of the sale proceeds over the carrying amounts of the assets and related disposal costs.

14	Emoluments of directors, supervisors and senior management

Details of directors’ and supervisors’ emoluments for the year ended December 31, 2008 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Si Xian Min	-	857	-	60	917
Li Wen Xin	-	596	-	80	676
Wang Quan Hua	-	535	-	61	596
Liu Bao Heng (Note (ii))	-	-	-	-	-
Tan Wan Geng	-	854	-	59	913
Xu Jie Bo	-	711	-	57	768
Chen Zhen You	-	711	-	55	766
Liu Shao Yong (Notes (i) and (iii))	-	597	-	79	676
Zhao Liu An (Notes (i) and (iv))	-	442	-	61	503

Supervisors
Sun Xiao Yi	-	535	-	61	596
Yang Guang Hua	-	712	-	28	740
Yang Yi Hua	-	292	-	53	345
Liang Zhong Gao (Note (viii))	-	296	-	54	350
Zhang Wei (Note (v))	-	282	-	61	343

Independent non-executive directors
Wang Zhi	100	-	-	-	100
Sui Guang Jun	100	-	-	-	100
Gong Hua Zhang	100	-	-	-	100
Lam Kwong Yu, Albert	89	-	-	-	89
	389	7,420	-	769	8,578

14	Emoluments of directors, supervisors and senior management (continued)

Details of directors’ and supervisors’ emoluments for the year ended December 31, 2007 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Si Xian Min	-	670	-	13	683
Li Wen Xin	-	329	-	14	343
Wang Quan Hua	-	597	-	14	611
Tan Wan Geng	-	542	-	13	555
Xu Jie Bo	-	529	-	13	542
Chen Zhen You	-	513	-	16	529
Liu Shao Yong (Note (i) and (iii))	-	737	-	14	751
Zhao Liu An (Note (i) and (iv))	-	576	-	14	590

Supervisors
Sun Xiao Yi	-	597	-	14	611
Yang Guang Hua	-	565	-	8	573
Yang Yi Hua	-	209	-	16	225
Liang Zhong Gao (Note (viii))	-	232	-	12	244
Liu Biao (Note (vi) and (viii))	-	134	-	2	136

Independent non-executive directors
Peter Lok (Note (vii))	49	-	-	-	49
Wei Ming Hai (Note (vii))	50	-	-	-	50
Gong Hua Zhang (Note (viii))	50	-	-	-	50
Wang Zhi	100	-	-	-	100
Sui Guang Jun	100	-	-	-	100
Lam Kwong Yu,
Albert (Note (viii))	48	-	-	-	48
	397	6,230	-	163	6,790

14	Emoluments of directors, supervisors and senior management (continued)

Details of directors’ and supervisors’ emoluments for the year ended December 31, 2006 are set out below:

		Salaries,
		allowances
		And		Retirement
	Directors’	benefits	Discretionary	Scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Si Xian Min	-	442	-	13	455
Li Wen Xin	-	87	-	3	90
Wang Quan Hua	-	374	-	14	388
Tan Wan Geng	-	271	-	11	282
Xu Jie Bo	-	357	-	13	370
Chen Zhen You	-	253	-	13	266
Liu Shao Yong (Note (i) and (iii))	-	472	-	14	486
Zhao Liu An (Note (i) and (iv))	-	374	-	14	388
Zhou Yong Qian (Note (ix))	-	146	-	3	149

Supervisors
Sun Xiao Yi	-	374	-	14	388
Yang Guang Hua	-	374	50	13	437
Yang Yi Hua	-	220	-	13	233

Independent non-executive directors
Peter Lok (Note (vii))	102	-	-	-	102
Wei Ming Hai (Note (vii))	100	-	-	-	100
Wang Zhi	100	-	-	-	100
Sui Guang Jun	100	-	-	-	100
	402	3,744	50	138	4,334

Notes:

(i)	The above amounts included salaries paid to these directors as pilots of the Company.

(ii)	Appointed on December 29, 2008.

(iii)	Resigned on December 12, 2008.

(iv)	Resigned on September 19, 2008.

(v)	Appointed on June 25, 2008.

(vi)	Resigned on January 18, 2008.

(vii)	Retired on June 28, 2007.

(viii)	Appointed on June 28, 2007.

(ix)	Resigned on June 15, 2006.

15	Income tax expense

(a)	Income tax expense in the consolidated statements of operations

	2008	2007	2006
	RMB million	RMB million	RMB million
		(restated, note 3)	(restated, note 3)
PRC income tax
Provision for the year	25	408	160
Over-provision in prior year	(6)	(58)	(16)
	19	350	144
Deferred tax
Origination and reversal of temporary differences	232	301	-
Effect on deferred tax balances resulting from a change in tax rate	(189)	196	(21)
	43	497	(21)
Income tax expense	62	847	123

In respect of the Group’s overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions.  Accordingly, no provision for overseas tax has been made for each of the years in the three-year period ended December 31, 2008.

On March 16, 2007, the National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”) which took effect on January 1, 2008.  As a result of the new tax law, the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from January 1, 2008.

Prior to enactment of the new tax law, the headquarters of the Company was taxed at a preferential rate of 18% and the branches and subsidiaries were taxed at rates ranging from 7.5% to 33% in 2007 and from 15% to 33% in 2006.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively.

15	Income tax expense (continued)

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2008	2007	2006
	RMB million	RMB million	RMB million
		(restated, note 3)	(restated, note 3)

(Loss) / profit before taxation	(4,724)	2,879	227

Notional tax on (loss)/profit before taxation, calculated at the rates applicable to (loss)/profit in the tax jurisdiction concerned (Note i)	(913)	474	31
Adjustments for tax effect of:
Non-deductible expenses	64	250	127
Share of results of associates and jointly controlled entities	(38)	(36)	(22)
Tax losses not recognised (Note 24(b))	566	28	39
Deductible temporary differences not recognised (Note 24(b))	577	-	-
Effect of change in tax rate (Note (ii))	(189)	196	(21)
Over provision in prior years	(6)	(58)	(16)
Others	1	(7)	(15)
Actual tax expense	62	847	123

Notes:

(i)
The statutory income tax rate in the PRC is 25% (2007 and 2006: 33%).  The headquarters of the Company is taxed at 18% (2007 and 2006: 18%), and its branches are taxed at rates ranging from 18% to 25% (2007 and 2006: 15% to 33%).  The subsidiaries of the Group are taxed at rates ranging from 15% to 30% (2007: 7.5% to 33%; 2006: 15% to 33%).

(ii)
The deferred tax assets and liabilities as at December 31, 2008 and 2007 have been remeasured for the change in applicable tax rates as a result of enactment of regulations governing administration of income tax among headquarters and branches in 2008, and the new tax law and certain detailed implementation rules in 2007, respectively.

16	Dividends

The board of directors of the Company does not recommend the payment of a dividend in respect of the year ended December 31, 2008.

No dividend was paid in respect of the year ended December 31, 2007 and 2006.

17	(Loss)/earnings per share

The calculation of basic (loss)/earnings per share for the year ended December 31, 2008 is based on the loss attributable to equity shareholders of the Company of RMB4,823 million (2007 restated: profit of RMB1,839 million; 2006 restated: profit of RMB106 million) and the weighted average number of shares in issue during the year of 6,561,267,000 (2007 and 2006: 6,561,267,000 million after adjusting for bonus share issue in 2008 (Note 40)).

	2008	2007	2006
	Million shares	Million shares	Million shares
Issued ordinary shares at January 1	4,374	4,374	4,374
Effect of bonus share issue (Note 40)	2,187	2,187	2,187

Weighted average number of ordinary shares at December 31	6,561	6,561	6,561

No diluted earnings per share information has been presented because the Company does not have any dilutive potential ordinary shares in issue for each of the years in the three-year period ended December 31, 2008.

18	Property, plant and equipment, net

			Aircraft		Other
				Acquired	flight	Machinery,
				under	equipment,	equipment
	Investment			finance	including	and
	properties	Buildings	Owned	leases	rotables	vehicles	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million
Cost or valuation:
At January 1, 2007	264	6,621	33,213	23,815	10,294	3,308	77,515
Additions	2	159	1,149	4,340	698	282	6,630
Transfer from construction in progress (Note 19)	-	129	681	396	73	5	1,284
Through the acquisition of Nan Lung Freight and Air Catering (Note 45(b))	-	24	-	-	-	53	77
Reclassification on exercise of purchase options	-	-	2,705	(2,705)	-	-	-
Disposals	-	(141)	(359)	(63)	(376)	(200)	(1,139)
At December 31, 2007	266	6,792	37,389	25,783	10,689	3,448	84,367

Representing:
Cost	266	6,440	32,016	21,496	8,540	3,039	71,797
Valuation – 1996 (Note (b))	-	352	5,373	4,287	2,149	409	12,570
	266	6,792	37,389	25,783	10,689	3,448	84,367

At January 1, 2008	266	6,792	37,389	25,783	10,689	3,448	84,367
Additions	-	36	683	288	739	307	2,053
Transfer from construction in progress (Note 19)	-	180	56	101	152	22	511
Reclassification on exercise of purchase options	-	-	4,784	(4,784)	-	-	-
Reclassification in respect of sale and lease back (finance lease)	-	-	(640)	640	-	-	-
Reclassification from lease prepayments	98	-	-	-	-	-	98
Other reclassification	412	(555)	-	190	(190)	143	-
Disposals	-	(45)	(828)	(96)	(271)	(193)	(1,433)
At December 31, 2008	776	6,408	41,444	22,122	11,119	3,727	85,596

Representing:
Cost	776	6,060	36,308	17,835	8,970	3,350	73,299
Valuation – 1996 (Note (b))	-	348	5,136	4,287	2,149	377	12,297
	776	6,408	41,444	22,122	11,119	3,727	85,596

18	Property, plant and equipment, net (continued)

			Aircraft		Other
				Acquired	Flight	Machinery,
				under	equipment,	equipment
	Investment			finance	including	and
	properties	Buildings	Owned	leases	rotables	vehicles	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million
Accumulated depreciation and impairment losses:
At January 1, 2007	58	998	8,385	4,085	5,595	2,059	21,180
Charge for the year	11	286	2,554	1,365	1,037	344	5,597
Reclassification on exercise of purchase options	-	-	878	(878)	-	-	-
Disposals	-	(27)	(359)	(63)	(343)	(168)	(960)
Impairment losses (Note (h))	-	-	109	-	-	-	109

At 31 December, 2007	69	1,257	11,567	4,509	6,289	2,235	25,926

At January 1, 2008	69	1,257	11,567	4,509	6,289	2,235	25,926
Charge for the year	14	232	2,752	1,560	835	366	5,759
Reclassification on exercise of purchase options	-	-	2,050	(2,050)	-	-	-
Reclassification in respect of sale and lease back (finance lease)	-	-	(15)	15	-	-	-
Reclassification from lease prepayments	6	-	-	-	-	-	6
Other reclassification	47	(62)	-	50	(50)	15	-
Disposals	-	(14)	(732)	(65)	(240)	(165)	(1,216)
Impairment losses (Note (h))	-	3	1,741	50	90	-	1,884

At December 31, 2008	136	1,416	17,363	4,069	6,924	2,451	32,359

Net book value:
At December 31, 2008	640	4,992	24,081	18,053	4,195	1,276	53,237

At December 31, 2007	197	5,535	25,822	21,274	4,400	1,213	58,441

(a)
Most of the Group’s buildings are located in the PRC.  The Group was formally granted the rights to use the thirty-one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.  For other land in the PRC on which the Group’s buildings are erected, the Group was formally granted the rights to use such land for periods of one to three years pursuant to various lease agreements between the Company and CSAHC.  In this connection, rental payments totalling RMB22 million were paid to CSAHC during 2008 (2007 and 2006: RMB22 million) in respect of these leases.

18	Property, plant and equipment, net (continued)

(b)
In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as at December 31, 1996 were revalued.  This revaluation was conducted by a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

Subsequent to the 1996 revaluation, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses.  Revaluation is performed periodically to ensure that the carrying amount does not differ materially from which would be determined using fair value at the balance sheet date.  Based on a revaluation performed as of September 30, 2005, by a firm of independent valuers, on a depreciated replacement cost basis, and a further assessment performed as of December 31, 2008 by the directors, the carrying amount of property, plant and equipment as at December 31, 2008 did not differ materially from their fair value.

At December 31, 2008, the carrying amount of the revalued property, plant and equipment approximated their historical carrying value had they been stated at cost less accumulated depreciation and impairment losses.

(c)
As at December 31, 2008, certain aircraft and land of the Group with an aggregate carrying value of approximately RMB29,321 million (2007: RMB32,976 million) were mortgaged under certain loan and lease agreements (Notes 30 and 32).

(d)
The Group leased out investment properties and certain flight training facilities under operating leases.  The leases typically run for an initial period of five to fifteen years, with an option to renew the leases after that date at which time all terms are renegotiated.  None of the leases includes contingent rentals.  In this connection, rental income totalling RMB54 million (2007: RMB49 million; 2006: RMB49 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

The Group’s total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2008	2007
	RMB million	RMB million

Within 1 year	64	49
After 1 year but within 5 years	203	191
After 5 years	154	198

	421	438

As at December 31, 2008, the net book value of the aircraft and flight training facilities leased out by the Group under operating leases amounted to RMB63 (2007: RMB77 million).

(e)
The investment properties are located in the PRC, where comparable market transactions are infrequent.  In the absence of the current or recent prices in an active market and alternative reliable estimates of fair value (for example, discounted cash flow projection) are not available, the Group could not reliably determine the fair value of the investment properties.

18	Property, plant and equipment, net (continued)

(f)
The Group entered into two separate arrangements (the “Arrangements”) with certain independent third parties during each of 2002 and 2003.  Under each of the Arrangements, the Group sold an aircraft and then immediately leased back the aircraft for an agreed period.  The Group has an option to purchase the aircraft at a pre-determined date.  In the event that the lease agreement is early terminated by the Group, the Group is liable to pay a pre-determined penalty to the lessor.  Provided that the Group complies with the lease agreements, the Group is entitled to the continued possession and operation of the aircraft. Since the Group retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

(g)
As at December 31, 2008 and up to the date of approval of these consolidated financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou Baiyun International Airport, Xiamen, Heilongjiang, Hainan, Jilin, Dalian, Hunan and Xinjiang, in which the Group has interests and for which such certificates have not been granted.  As at December 31, 2008, carrying value of such properties of the Group amounted to RMB2,331million (2007: RMB2,471 million).  The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

(h)	The impairment losses recognised in 2008 mainly comprise the following:

-
During the year, in view of the age and operating efficiency of the Group’s fleet of Boeing 777-200A aircraft, Airbus 300 aircraft and McDonnell Douglas 90 aircraft, the Group determined to dispose of these aircraft.  The Group has commenced its process of seeking buyers for these aircraft.  As a result, the Group assessed the recoverable amounts of these aircraft.  Based on this assessment, the carrying amount of the aircraft and the related fleet assets was written down by RMB1,590 million. The estimates of recoverable amounts were based on the aircraft’s fair value less costs to sell, determined by reference to the recent observable market prices for the respective model of aircraft.

-
There has been a decrease in demand of cargo transportation services as a result of the current economic conditions.  In addition, the operating efficiency of the Group’s cargo freighters Boeing 747 is not satisfactory due to lack of economy of scale for the existing small fleet of cargo freighters.  As such, the Group assessed the recoverable amounts of its cargo freighters and the related fleet assets.  Based on this assessment, the carrying amount of the cargo freighters was written down by RMB291 million.  The estimates of recoverable amounts were based on the aircraft’s fair value less costs to sell, determined by reference to the recent observable market prices for the cargo freighters.

In 2007, in view of the age of the Group’s fleet of MD82 aircraft, the Group disposed of 11 MD82 aircraft and assessed the recoverable amounts of the remaining 12 MD82 aircraft.  Based on this assessment, the carrying amount of the aircraft was written down by RMB109 million and recognised as an impairment loss during the year ended December 31, 2007.  The estimates of recoverable amount were based on the aircraft’s fair value less costs to sell, determined by reference to observable market prices for MD82 aircraft.

19	Construction in progress

	2008	2007
	RMB million	RMB million

At January 1	11,385	9,587
Additions	10,711	6,004
Transferred to property, plant and equipment (Note 18)	(511)	(1,284)
Transferred to other assets upon completion of development of computer software	(112)	(115)
Transferred out in respect of sales and lease back of aircraft	(4,135)	(2,790)
Other decrease	(17)	(17)

At December 31	17,321	11,385

The construction in progress as at December 31, 2008 mainly related to advance payments for acquisition of aircraft and flight equipment and progress payments for other construction projects at the Guangzhou, Hainan, Shenzhen and Fuzhou airports, Shanghai Pudong Base and Beijing Branch.

During the year, the Group entered into agreements with certain third party lessors to sell 14 (2007: 9) aircraft to the lessors prior to the deliveries of these aircraft and then lease back the aircraft from the lessors in the form of operating leases.  Upon delivery of aircraft, the advance payments paid to aircraft manufacturers and the related interest costs capitalised in respect of the aircraft included in construction in progress were transferred out to calculate the gain or loss on sales and lease back.

As at December 31, 2008, advance payments for acquisition of aircraft of the Group of approximately RMB6,337 million (2007: Nil) were mortgaged under certain loan agreements (Note 30).

20	Interest in associates

	2008	2007
	RMB million	RMB million

Share of net assets	235	219

The details of the Group’s principal associates are set out in Note 55, all of which are unlisted corporate entities.

Summary of financial information on associates:

	100 Percent			Group’s effective interest
	2008	2007	2006	2008	2007	2006
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million

Non-current assets	9,587	7,713		3,546	2,946
Current assets	5,524	3,116		1,158	633
Non-current liabilities	(6,314)	(4,597)		(2,460)	(1,789)
Current liabilities	(8,213)	(5,366)		(2,135)	(1,571)
Net assets	584	866		109	219
Net liabilities not shared by the Group				126	-
				235	219

Revenue	5,761	5,635	4,485	2,234	2,184	1,727
Expenses	(6,071)	(5,471)	(4,487)	(2,312)	(2,127)	(1,722)
(Loss) / profit for the year	(310)	164	(2)	(78)	57	5
Net loss not shared by the Group				66	-	-
				(12)	57	5

During the year, an associate of the Group recorded significant losses and resulted in a net liability position.  The Group only shared its losses up to the Group’s investment cost in the associate.

21	Interest in jointly controlled entities

	2008	2007
	RMB million	RMB million

Share of net assets	1,048	873

21	Interest in jointly controlled entities (continued)

The details of the Group’s principal jointly controlled entities are set out in Note 55, all of which are unlisted corporate entities.

Summary of financial information on jointly controlled entities:

	Group’s effective interest
	2008	2007	2006
	RMB million	RMB million	RMB million

Non-current assets	986	1,140
Current assets	1,226	1,186
Non-current liabilities	(291)	(1,185)
Current liabilities	(873)	(268)

Net assets	1,048	873

Revenue	2,382	1,885	1,464
Expenses	(2,212)	(1,762)	(1,349)

Profit for the year	170	123	115

22	Other investments in equity securities

	2008	2007
	RMB million	RMB million
Unlisted equity securities, at cost	166	168

Dividend income from unlisted securities of the Group amounted to RMB13 million during the year ended December 31, 2008 (2007: RMB10 million; 2006: RMB7 million).

23	Available-for-sale equity securities

	2008	2007
	RMB million	RMB million
Available-for-sale securities -Listed in the PRC	114	362

Market value of listed securities	114	362

During the year, a loss on remeasurement of the fair value, net of tax, of the Group’s available-for-sale equity securities was recognised directly in equity amounted to RMB192 million (2007: gain of RMB218 million; 2006: Nil).

Dividend income from listed securities of the Group amounted to RMB1 million during the year ended December 31, 2008 (2007: RMB2 million; 2006: RMB1 million).

24	Deferred tax assets / (liabilities)

Movements of net deferred tax assets / (liabilities) are as follows:

	2008	2007
	RMB million	RMB million
		(restated, note 3)

At January 1	(607)	(158)
(Charged) / credited to consolidated statements of operations	(43)	(497)
Credited / (charged) to equity	56	(64)
Transfer to income tax payable	-	112
At December 31	(594)	(607)

(a)	The components of deferred tax assets / (liabilities) recognised are analysed as follows:

	2008	2007
	RMB million	RMB million
		(restated, note 3)
Deferred tax assets:
Accrued expenses	574	504
Deferred revenue	136	132
Others	53	46
Total deferred tax assets	763	682

Deferred tax liabilities:
Accrued expenses	(278)	(177)
Depreciation allowances in excess of the related depreciation	(1,071)	(1,048)
Change in fair value of available-for-sale equity securities	(8)	(64)
Total deferred tax liabilities	(1,357)	(1,289)
Net deferred tax assets / (liabilities)	(594)	(607)

	2008	2007
	RMB million	RMB million
		(restated, note 3)
Net deferred tax asset recognised on the consolidated balance sheet	167	84
Net deferred tax liability recognised on the consolidated balance sheet	(761)	(691)
	(594)	(607)

24	Deferred tax assets / (liabilities) (continued)

(b)	Deferred tax assets not recognised

At December 31, 2008, deferred tax assets have not been recognised in relation to certain unused tax losses and other deductible temporary differences.  The unrecognised unused tax losses and deductible temporary differences and their corresponding unrecognised deferred tax assets are analysed as follows:

	2008		2007
	Unrecognised		Unrecognised
	unused tax		unused tax
	losses and	Unrecognised	losses and	Unrecognised
	temporary	deferred tax	temporary	deferred tax
	differences	assets	differences	assets
	RMB	RMB	RMB	RMB
	million	million	million	million

Tax losses	3,251	658	401	92

Other deductible temporary differences:
- Accrued expenses	637	145	-	-
- Provision for impairment losses	1,990	432	-	-
	2,627	577	-	-

	5,878	1,235	401	92

At December 31, 2008, the Group’s deductible temporary differences relating to the accrued expenses and provision for impairment losses amounting to RMB2,627 million (2007: Nil) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carry forward to set off future PRC assessable income for a maximum period of five years.  The Group has not recognised deferred tax assets of RMB658 million (2007:  RMB92 million) in respect of their corresponding unused tax losses of RMB3,251 million (2007: RMB401 million), as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire.  The expiry dates of unrecognised unused tax losses are analysed as follows:

	2008	2007
	RMB million	RMB million
Expiring in:

2011	309	309
2012	92	92
2013	2,850	-

	3,251	401

25	Other assets

Other assets of the Group mainly include lump sum housing benefits (Note 43), computer software used for airline operation and prepayment for exclusive use right of an airport terminal.

Movements of lump sum housing benefits, computer software and prepayment for exclusive use right of an airport terminal are as follows:

			Prepayment
			for exclusive
	Lump sum		use right of
	Housing	Computer	an airport
	Benefits	software	terminal
	RMB million	RMB million	RMB million

At January 1, 2007	145	67	-
Additions	-	101	150
Amortisation	(26)	(19)	-
At December 31, 2007	119	149	150

At January 1, 2008	119	149	150
Additions	-	1	-
Amortisation	(26)	(41)	-
At December 31, 2008	93	109	150

26	Financial assets / liabilities

(a)	Financial assets

	2008	2007
	RMB million	RMB million

Fuel option	-	2

(b)	Financial liabilities

	2008	2007
	RMB million	RMB million

Foreign exchange forward option	116	5

(c)	Further disclosure of the financial derivative instruments are set out in Note 46(c), (d) and (f).

27	Inventories

	2008	2007
	RMB million	RMB million

Expendable spare parts and maintenance materials	1,094	1,087
Other supplies	135	126
	1,229	1,213

The analysis of the amount of inventories recognised as an expense is as follows:

	2008	2007	2006
	RMB million	RMB million	RMB million

Consumption	828	836	694
Write-down of inventories	189	101	161
	1,017	937	855

Inventories have been written down as a result of fleet adjustments during the current and prior years.

28	Trade receivables

	2008	2007
	RMB million	RMB million

Trade receivables	1,348	1,999
Allowance for doubtful debts	(31)	(33)
	1,317	1,966

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months.  An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	2008	2007
	RMB million	RMB million

Within 1 month	1,123	1,803
More than 1 month but less than 3 months	182	144
More than 3 months but less than 12 months	11	18
More than 12 months	1	1
	1,317	1,966

All of the trade receivables are expected to be recovered within one year.

28	Trade receivables (continued)

(b)	Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movements in the allowance for doubtful debts during the year are as follows:

	2008	2007
	RMB million	RMB million

At January 1	33	40
Impairment loss recognised	-	2
Uncollectible amounts written off	(2)	(9)
At December 31	31	33

(c)	Trade receivables that are not impaired

The ageing analysis of trade receivables that is neither individually nor collectively considered to be impaired is as follows:

	2008	2007
	RMB million	RMB million

Neither past due nor impaired	1,305	1,947

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

29	Cash and cash equivalents

	2008	2007
	RMB million	RMB million

Deposits with banks	1,998	1,111
Cash at bank and in hand	2,651	2,713
Cash and cash equivalents	4,649	3,824

Southern Airlines Group Finance Company Limited (“SA Finance”) is a PRC authorised financial institution controlled by CSAHC and is an associate of the Group.  In accordance with the financial agreement dated May 22, 1997, as revised subsequently on December 31, 2004 and November 15, 2007 between the Company and SA Finance, all of the Group’s deposits accepted by SA Finance would be simultaneously placed with several designated major PRC banks by SA Finance.  As at December 31, 2008, the Group’s deposits with SA Finance amounted to RMB1,139 million (2007: RMB906 million) (Note 42(d)).

30	Bank and other loans

(a)	At December 31, 2008, bank and other loans were repayable as follows:

	2008	2007
	RMB million	RMB million

Within 1 year or on demand	22,178	24,948

After 1 year but within 2 years	6,104	2,740
After 2 years but within 5 years	10,343	4,289
After 5 years	982	2,045
	17,429	9,074
	39,607	34,022

(b)	At December 31, 2008, bank and other loans are analysed as follows:

	2008	2007
	RMB million	RMB million

Short-term bank loans	18,232	21,313
Long-term bank and other loans due within one year (classified as current liabilities)	3,946	3,635
	22,178	24,948
Long-term bank and other loans due after one year (classified as non-current liabilities)	17,429	9,074
	39,607	34,022

Representing:
Bank loans	39,604	34,019
Other loans	3	3
	39,607	34,022

(c)	As at December 31, 2008, the Group’s weighted average interest rates on short-term borrowings were 4.48% per annum (2007: 5.14% per annum).

30	Bank and other loans (continued)

(d)	Details of bank and other loans with original maturity over one year are as follows:

	2008	2007
	RMB million	RMB million
Renminbi denominated loans
Non-interest bearing loan from a municipal government authority	3	3

Floating interest rates ranging from 90% of benchmark interest rate (stipulated by PBOC) to benchmark interest rate as at December 31, 2008, with maturities through 2013	7,647	383

United States Dollars denominated loans
Fixed interest rates ranging from 4.43% to 7.48% per annum as at December 31, 2008, with maturities through 2015	994	1,337

Floating interest rates ranging from 3-month
LIBOR + 0.45% to 1.40% per annum as at December 31, 2008, with maturities through 2010	1,343	1,527

Floating interest rates ranging from 6-month
LIBOR + 0.28% to 3.20% per annum as at December 31, 2008, with maturities through 2018	11,388	9,459
	21,375	12,709
Less: loans due within one year classified as current liabilities	(3,946)	(3,635)
	17,429	9,074

(e)
The remaining contractual maturities at the balance sheet date of the Group’s bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the balance sheet date) and the earliest date the Group can be required to pay, are as follows:

	2008	2007
	RMB million	RMB million

Within 1 year	23,478	26,233
After 1 year but within 2 years	6,752	3,157
After 2 years but within 5 years	10,792	4,899
After 5 years	1,035	2,215
	42,057	36,504

30	Bank and other loans (continued)

(f)
As at December 31, 2008, bank and other loans of the Group totalling RMB9,188 million (2007: RMB8,583 million) were secured by mortgages over certain of the Group’s aircraft, advance payments for aircraft, lease prepayments of land use right and investment properties with carrying amount of RMB17,652 million (2007: RMB11,703 million).

(g)	As at December 31, 2008, certain bank and other loans were guaranteed by the following parties:

	2008	2007
	RMB million	RMB million
Guarantors
Industrial Commercial Bank of China	15	46
Export-Import Bank of the United States	304	516
CSAHC	783	1,176
Shenzhen Yingshun Investment Development Co., Ltd.	22	22
SA Finance	1	3
Bank of Communications	438	-
China Minsheng Banking Corp., Ltd.	629	-
Huaxia Bank Co., Ltd.	-	657
	2,192	2,420

(h)	As at December 31, 2008, loans to the Group from SA Finance amounted to RMB2,539 million (2007: RMB329 million) (Note 42(d)).

(i)
The Group has significant bank and other loans balances as well as obligations under finance leases (Note 32) which are denominated in US dollars. The net exchange gain of RMB2,592 million (2007: RMB2,832 million; 2006: RMB1,492 million) recorded by the Group was mainly attributable to the exchange gain arising from retranslating bank and other loans balances and finance lease obligations denominated in US dollars.  The foreign currency risk is further discussed in Note 46(c).

(j)	As at December 31, 2008, short-term bank loans of the Group amounting to RMB37 million (2007: Nil) were secured by pledged bank deposits of RMB51 million (2007: Nil).

(k)
As at December 31, 2008, a long-term loan of RMB10 million (2007: Nil) was granted by SA Finance to a subsidiary of the Company.  The loan was secured by the trade receivables of the subsidiary during the loan period.  As at December 31, 2008, the balance of the trade receivables of the subsidiary amounted to RMB8 million.

31	Short-term financing bills

	2008	2007
	RMB million	RMB million

Short-term financing bills	2,000	-

In October 2008, the Company issued short-term financing bills with total face value of RMB2,000 million, bearing coupon interest rate at 4.7% with a maturity period of one year for funding of the business activities of the Company.

32	Obligations under finance leases

The Group have commitments under finance lease agreements in respect of aircraft and related equipment.  The majority of these leases have terms of 10 to 12 years expiring during the years 2009 to 2018.  As at December 31, 2008, future payments under these finance leases are as follows:

	2008			2007
	Present	Total		Present	Total
	value of the	minimum		value of the	minimum
	minimum lease	lease		minimum lease	lease
	payments	payments	Interest	payments	payments	Interest
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million

Within 1 year	1,781	2,390	609	2,877	3,588	711
After 1 year but within 2 years	1,215	1,752	537	1,835	2,422	587
After 2 years but within 5 years	3,654	4,845	1,191	3,906	5,237	1,331
After 5 years	6,288	7,049	761	7,117	8,252	1,135
	12,938	16,036	3,098	15,735	19,499	3,764

Less: balance due within one year classified as current liabilities	(1,781)			(2,877)
	11,157			12,858

32	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2008	2007
	RMB million	RMB million
United States Dollars
denominated obligations
Fixed interest rates ranging from
4.24% to 7.53% per annum as
at December 31, 2008	7,949	6,587

Floating interest rates ranging
6 month LIBOR + 0.03%
to 1.50% per annum
as at December 31, 2008	4,515	7,626

Japanese Yen
denominated obligations
Fixed interest rates ranging from
2.20% to 3.51% per annum as
at December 31, 2008	474	1,522
	12,938	15,735

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and related equipment at either fair market value or a percentage of the respective lessor’s defined cost.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.  As at December 31, 2008, certain of the Group’s aircraft with carrying amount of RMB18,054 million (2007: RMB21,273 million) were mortgaged to secure finance lease obligations totalling RMB12,938 million (2007: RMB15,735 million).

33	Trade and bills payables

	2008	2007
	RMB million	RMB million

Bills payable	148	-
Trade payables	1,205	1,844
	1,353	1,844

33	Trade and bills payables (continued)

The following is the ageing analysis of trade and bills payables:

	2008	2007
	RMB million	RMB million

Within 1 month	809	1,180
More than 1 month but less than 3 months	302	347
More than 3 months but less than 6 months	239	317
More than 6 months but less than 1 year	3	-
	1,353	1,844

All of the trade and bills payables are expected to be settled within one year.

34	Deferred revenue

Deferred revenue represents the unredeemed frequent flyer revenue.

35	Amounts due from / to related companies

(a)	Amounts due from related companies

	2008	2007
	RMB million	RMB million

CSAHC and its affiliates	1	6
An associate	1	1
Jointly controlled entities	9	111
	11	118

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment.  They are expected to be recovered within one year.

(b)	Amounts due to related companies

	2008	2007
	RMB million	RMB million

CSAHC and its affiliates	64	76
Jointly controlled entities	38	118
	102	194

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

36	Accrued expenses

	2008	2007
	RMB million	RMB million
		(restated, note 3)
Jet fuel costs	1,320	1,210
Air catering expenses	161	161
Salaries and welfare	1,452	1,517
Repairs and maintenance	1,853	1,642
Provision for major overhauls (Note 38)	409	450
Provision for early retirement benefits (Note 39)	68	77
Landing and navigation fees	2,097	1,209
Computer reservation services	539	398
Interest expense	339	483
Others	182	143
	8,420	7,290

37	Other liabilities

	2008	2007
	RMB million	RMB million

CAAC Infrastructure Development Fund,
airport construction surcharge and
airport tax payable	899	767
Construction cost payable	106	110
Advance payments on chartered flights	58	63
Sales agent deposits	222	239
Other taxes payable	591	827
Others	1,087	988
	2,963	2,994

38	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:
	2008	2007
	RMB million	RMB million

At January 1	1,133	1,060
Provision for the year	462	376
Provision utilised during the year	(241)	(303)
At December 31	1,354	1,133
Less: current portion
included in accrued
expenses (Note 36)	(409)	(450)
	945	683

39	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:
	2008	2007
	RMB million	RMB million

At January 1	307	392
Provision for the year (Note 11)	10	12
Financial cost (Note 12)	19	15
Payments made during the year	(108)	(98)
Effect of changes in discount rate	19	(14)
At December 31	247	307
Less: current portion included in accrued
expenses (Note 36)	(68)	(77)
	179	230

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

40	Share capital and capital management

(a)	Share capital

	2008	2007
	RMB million	RMB million
Registered, issued and paid up capital:
3,300,000,000 domestic state-owned
shares with selling restrictions of RMB1.00 each
(2007: 2,200,000,000 shares of RMB1.00 each)	3,300	2,200
1,761,267,000 H shares of RMB1.00 each
(2007: 1,174,178,000 shares of RMB1.00 each)	1,761	1,174
1,500,000,000 A shares of RMB1.00 each
(2007: 1,000,000,000 shares of RMB1.00 each)	1,500	1,000
	6,561	4,374

In a meeting of holders of A shares held on May 17, 2007, it was approved that the domestic state-owned shares would become listed and tradeable on June 18, 2010.

A bonus share issue of 1,100,000,000 domestic state-owned shares, 587,089,000 H shares and 500,000,000 A shares, totalling 2,187,089,000 shares, by the conversion of share premium in the amount of RMB2,187,089,000 to share capital of the same amount, was approved by shareholders and relevant government authorities and took effect in November 2008.

All the domestic state-owned, H and A shares rank pari passu in all material respects.

40	Share capital and capital management (continued)

(b)	Capital management

The Group’s primary objectives in managing capital are to safeguard its ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and managing its debt portfolio in conjunction with projected financing requirements.  The Group monitors capital on the basis of the debt to equity ratio, which is calculated on net debt as a percentage of the total equity where net debt is represented by the aggregate of bank and other loans, short-term financing bills, obligations under finance leases, trade and bills payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents.

There was no change in the Group’s approach to capital management during 2008 as compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.  The Group’s debt to equity ratio remains high at 685% at December 31, 2008 (2007: 420%) because of the acquisitions of aircraft during the current and prior years.

41	Reserves

	2008	2007
	RMB million	RMB million
Share premium

At January 1	5,325	5,325
Bonus Share Issue (Note 40)	(2,187)	-
At December 31	3,138	5,325

Fair value reserve
At January 1	183	-
Change in fair value of available-for-sale
equity securities	(165)	183
At December 31	18	183

Statutory surplus reserve (Note (a))

At January 1 and at December 31	526	526

Discretionary surplus reserve

At January 1 and at December 31	77	77

Other reserve

At January 1	4	-
Share of an associate’s reserves movement	-	4
Acquisition of equity interest in a subsidiary (Note (c))	(5)	-
Government contributions (Note (d))	151	-
At December 31	150	4

Retained earnings / (accumulated losses)

At January 1
- as previously reported	1,757	(114)
- prior period adjustment arising from
adoption of IFRIC 13 (Note 3)	(383)	(351)

- as restated	1,374	(465)

(Loss) / profit for the year (2007: restated)	(4,823)	1,839
At December 31	(3,449)	1,374
Total	460	7,489

41	Reserves (continued)

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

(b)
Dividend distributions may be proposed at the discretion of the Company’ board of directors, after consideration of the transfers referred to above and making up cumulative prior years’ losses. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs.  As at December 31, 2008, the Company did not have any distributable reserves (2007: Nil).

(c)
The Company acquired certain equity interest in a subsidiary from CSAHC (Note 42(c)(xvii)).  The balance represents the difference of the consideration paid and the share of net assets of the subsidiary.

(d)
Pursuant to the “Notice of approval for funds to be used specifically for the reconstruction after the snowstorm disaster” issued by the Civil Aviation Administration of China, national funds amounting to RMB121 million were contributed during the year by the PRC government to the Company and its two subsidiaries through CSAHC.  Such funds are to be used specifically for the reconstruction after the snowstorm disaster occurred in January 2008 in the PRC.

In addition, national funds amounting to RMB35 million were contributed during the year by the PRC government to the Company through CSAHC, which are to be used specifically for the reconstruction of Urumqi airport parking apron and other projects.

Pursuant to the requirements of the relevant notice, the national funds were designated as capital contribution and vested solely by the PRC government. They can be converted to share capital of the entities receiving the funds upon approval by their shareholders and completion of other procedures.

42	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors and supervisors as disclosed in Note 14, is as follows:

	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Short-term employees benefits	14,117	12,226	6,638
Post-employment benefits	1,268	275	220

	15,385	12,501	6,858

	2008	2007	2006
	RMB’000	RMB’000	RMB’000

Directors and supervisors (Note 14)	8,578	6,790	4,334
Senior management	6,807	5,711	2,524

	15,385	12,501	6,858

Total remuneration is included in “staff costs” (Note 11).

(b)	Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff.  Details of the Group’s employee benefits plan are disclosed in Note 43.

42	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), and the associates and jointly controlled entities of the Group

The Group obtained various operational services provided by the CSAHC Group and the associates and jointly controlled entities of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

		2008	2007	2006
	Note	RMB million	RMB million	RMB million
Expenses paid to the CSAHC Group

Handling charges	(i)	50	46	29
Air catering supplies	(ii)	60	157	194
Commission expense	(iii)	4	7	43
Sundry aviation supplies	(iv)	-	72	86
Lease charges for aircraft	(v)	-	-	3
Lease charges for land and buildings	(vi)	100	101	99
Property management fee	(vii)	31	31	26

Expenses paid to jointly controlled entities

Ground service expenses	(viii)	64	37	43
Repairing charges	(ix)	1,129	1,047	1,183
Flight simulation service charges	(x)	150	120	133
Advertising expenses	(xi)	20	9	4

Income received from a jointly controlled entity

Rental income	(x)	33	31	35

Acquisition of CSAHC Hainan	(xii)	-	-	5

Disposal of properties to the CSAHC Group	(xiii)	-	-	23

Acquisition of assets from CSAHC Group	(xiv)	-	270	-

Disposal of GZ Aviation Hotel to CSAHC Group	(xv)	-	75	-

Transfer of exclusive right to use certain advertising resources to China Southern Airlines Culture and Media Co.	(xvi)	35	-	-

Acquisition of 26% equity interest in China Southern West Australian Flying College Pty Limited from CSAHC Group	(xvii)	5	-	-

Disposal of certain buildings to China Southern Airlines Culture and Media Co.	(xviii)	2	-	-

42	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), and the associates and jointly controlled entities of the Group (continued)

(i)
The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC and pays handling charges to SAIETC.

(ii)
The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited and Southern Airlines (Group) Catering Co., Ltd (“Air Catering”), which are an associate and a wholly-owned subsidiary of CSAHC respectively.  Air Catering was acquired by the Company on August 14, 2007 (Note 42(c)(xiv)).

(iii)
Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group.  Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(iv)
Certain sundry aviation supplies are purchased from Southern Airlines (Group) Economic Development Company (“SAGEDC”), a subsidiary of CSAHC.  No sundry aviation supplies were purchased from SAGEDC during the year.

(v)	The Group leased an aircraft from CSAHC Hainan Co., Ltd. (“CSAHC Hainan”), a wholly-owned subsidiary of CSAHC. The lease was terminated on April 30, 2006.

(vi)	The Group leases certain land and buildings in the PRC from CSAHC. Rental payments for land and buildings were paid or payable to CSAHC.

(vii)	Guangzhou China Southern Airlines Property Management Co., Ltd., a subsidiary of CSAHC, provides property management services to the Group.

(viii)	Beijing Ground Service Co., Ltd., a jointly controlled entity of the Group, provides airport ground service to the Group.

(ix)
Guangzhou Aircraft Maintenance Engineering Company Limited and MTU Maintenance Zhuhai Co., Ltd., both are jointly controlled entities of the Group, provide comprehensive maintenance services to the Group.

(x)
Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a jointly controlled entity of the Group, provides flight simulation services to the Group.  In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi.

(xi)	China Southern Airlines Culture and Media Co., a jointly controlled entity of the Group and CSAHC, provides advertising service to the Group.

(xii)
On April 30, 2006, the Company acquired certain assets of CSAHC Hainan at a total consideration of RMB294 million, which was partly satisfied by assumption of debts and liabilities of CSAHC Hainan totalling RMB289 million outstanding as at that date.  The remaining balance of RMB5 million had been settled in cash during the year ended December 31, 2007 (Note 45(d)).

(xiii)	On December 28, 2006, the Company disposed of certain properties to CSAHC at a consideration of RMB23 million.

42	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), and the associates and jointly controlled entities of the Group (continued)

(xiv)
On August 14, 2007, the Company signed an agreement to acquire (1) the entire equity interest in Air Catering; (2) certain assets of Guangzhou Bi Hua Yuan Training Centre including certain properties and office facilities; and (3) certain assets of Nan Lung Travel & Express (Hong Kong) Limited, including certain properties and office facilities and the 51% equity interest in Nan Lung International Freight Limited (“Nan Lung Freight”), from CSAHC for a total consideration of RMB270 million (Note 45(b)).

(xv)	On August 14, 2007, the Company signed an agreement to dispose of its equity interest in GZ Aviation Hotel Co., Ltd. to CSAHC at a consideration of RMB75 million.

(xvi)
On November 11, 2008, the Company signed an agreement to transfer the exclusive right to use certain advertising space on the aircraft fleet for a period of 18 years to China Southern Airlines Culture and Media Co., a jointly controlled entity of the Group and CSAHC, for a total consideration of RMB35 million.

(xvii)	On December 30, 2008, the Company signed an agreement to acquire 26% equity interest in China Southern West Australian Flying College Pty Limited from CSAHC at a consideration of RMB5 million.

(xviii)
On November 11, 2008, the Company signed an agreement to transfer certain buildings to China Southern Airlines Culture and Media Co., a jointly controlled entity of the Group and CSAHC at a consideration of RMB2 million.

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year.  The total amount involved is not material to the results of the Group for the current and prior years.

Details of amounts due from/to the CSAHC Group, and the associates and jointly controlled entities of the Group:

	2008	2007
	RMB million	RMB million
Receivables:
The CSAHC Group	1	6
An associate	1	1
Jointly controlled entities	9	111
	11	118

Payables:
The CSAHC Group	64	76
Jointly controlled entities	38	118
	102	194

The amounts due from/to the CSAHC Group, the associate and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

42	Material related party transactions (continued)

(d)	Loans from and deposits placed with SA Finance

(i)	Loans from SA Finance

At December 31, 2008, loans from SA Finance to the Group amounted to RMB2,539 million (2007: RMB329 million).

The loans were repayable and secured as follows:

	2008	2007
	RMB million	RMB million

Within 1 year	2,100	329
After 2 years but within 5 years	439	-
	2,539	329

Secured (Note 30(k))	10	-
Unsecured	2,529	329
	2,539	329

Interest expense paid on such loans amounted to RMB38 million (2007: RMB17 million; 2006: RMB16 million) and the interest rates ranged from 4.75% to 7.56% per annum during the year ended December 31, 2008 (2007: 5.10% to 6.16% per annum; 2006: 5.02% to 5.26% per annum).

(ii)	Deposits placed with SA Finance

At December 31, 2008, the Group’s deposits with SA Finance amounted to RMB1,139 million (2007: RMB906 million).  The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB22 million (2007: RMB20 million; 2006: RMB5 million) during the year ended December 31, 2008.

(e)	Guarantees from CSAHC and SA Finance

Certain bank loans of the Group were guaranteed by the following related parties:

	2008	2007
	RMB million	RMB million

CSAHC	783	1,176
SA Finance	1	3
	784	1,179

42	Material related party transactions (continued)

(f)	Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (“state-controlled entities”) through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, and the associates and jointly controlled entities of the Group as disclosed in Notes 42(c), (d) and (e) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

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

Having considered the potential for transactions to be impacted by related party relationships, the Group’s pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i)	The Group’s transactions with other state-controlled entities, including state-controlled banks in the PRC

	2008	2007	2006
	RMB million	RMB million	RMB million

Jet fuel cost	21,042	14,814	13,054
Interest income	77	47	33
Interest expense	1,719	1,751	1,405

(ii)	The Group’s balances with other state-controlled entities, including state-controlled banks in the PRC

	2008	2007
	RMB million	RMB million

Cash and deposits at bank	3,354	2,624
Short-term bank loans and current portion of long-term bank loans	18,675	23,004
Long-term bank loans, less current portion	14,773	6,772

42	Material related party transactions (continued)

(f)	Transactions with other state-controlled entities (continued)

(iii)	Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	2008	2007
	RMB million	RMB million

Guarantees on certain bank loans of the Group	1,082	703

(iv)	During the year, the issuance of the short-term financing bills of RMB2,000 million was underwritten by certain state-controlled banks in the PRC.

43	Retirement and housing benefits

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal governments in regions where the major operations of the Group are located.  The Group is required to contribute to these schemes at the rates ranging from 9% to 24% (2007: 9% to 24%; 2006: 10% to 23%) of salary costs including certain allowances.  A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement.  The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

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

(b)	Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees.  The Group’s liability in respect of these funds is limited to the contributions payable in each year.

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

43	Retirement and housing benefits (continued)

(b)	Housing benefits (continued)

(iii)	The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to the consolidated statements of operations as incurred.

44	Segmental information

The Group operates principally as a single business segment for the provision of air transportation services.  The analysis of turnover and operating profit/(loss) by geographical segment is based on the following criteria:

(i)
Traffic revenue from domestic services within the PRC (excluding Hong Kong, Macau and Taiwan) is attributed to the domestic operation.  Traffic revenue from inbound / outbound services between the PRC and Hong Kong / Macau / Taiwan, and the PRC and overseas destinations is attributed to the Hong Kong, Macau and Taiwan operation and international operation respectively.

(ii)	Other revenue from ticket selling, general aviation services, ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

	2008
		Hong Kong
		Macau
	Domestic	and Taiwan	International*	Total
	RMB million	RMB million	RMB million	RMB million

Traffic revenue	43,616	1,015	9,282	53,913
Other operating revenue	1,357	18	-	1,375
Total operating revenue	44,973	1,033	9,282	55,288

Operating loss	(4,741)	(111)	(1,686)	(6,538)

44	Segmental information (continued)

(ii)

	2007
		Hong Kong
		Macau
	Domestic	and Taiwan	International*	Total
	RMB million	RMB million	RMB million	RMB million
	(restated, note 3)			(restated, note 3)

Traffic revenue	42,425	1,140	9,631	53,196
Other operating revenue	1,188	17	-	1,205
Total operating revenue	43,613	1,157	9,631	54,401

Operating profit / (loss)	2,391	58	(874)	1,575

	2006
		Hong Kong
		Macau
	Domestic	and Taiwan	International*	Total
	RMB million	RMB million	RMB million	RMB million
	(restated, note 3)			(restated, note 3)

Traffic revenue	35,569	1,329	8,051	44,949
Other operating revenue	1,132	-	-	1,132
Total operating revenue	36,701	1,329	8,051	46,081

Operating profit / (loss)	1,128	(4)	(617)	515

*
Asian market accounted for approximately 72% (2007: 68%; 2006: 64%) of the Group’s total international traffic revenue for the year ended December 31, 2008.  The remaining portion was mainly derived from the Group’s flights to / from European, North American and Australian regions.

The major revenue-earning assets of the Group are its aircraft fleet, all are registered in the PRC.  Since the Group’s aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments.  Most of the Group’s non-aircraft assets are located in the PRC.

45	Supplementary information to the consolidated cash flow statements

(a)	Non cash transactions - acquisition of aircraft

During the year ended December 31, 2008, aircraft acquired under finance leases amounted to RMB281 million (2007: RMB4,330 million; 2006: RMB3,402 million).

(b)	Effect of the acquisition of Nan Lung Freight and Air Catering

The Group acquired a 51% equity interest in Nan Lung Freight and a 100% equity interest in Air Catering on August 31, 2007.  Details are as follows:

RMB million
Assets acquired:
Property, plant and equipment, net	77
Inventories	6
Trade receivables	106
Other receivables	7
Cash and cash equivalents	54
250
Liabilities assumed:
Trade payables	30
Accrued expenses	10
Other liabilities	18
58
Net identifiable assets before minority interests	192
Less: Minority interest	(80)

Net identifiable assets after minority interest	112

Satisfied by:
Cash	112

Analysis of the net outflow of cash and cash equivalents in respect of the acquisition:

Cash consideration paid	(112)
Cash and cash equivalents acquired	54
Net outflow of cash and cash equivalents in respect of the acquisition	(58)

In the four months to December 31, 2007, these subsidiaries contributed profit of RMB3 million.

45	Supplementary information to the consolidated cash flow statements (continued)

(c)	Effect of the disposal of GZ Aviation Hotel

The Group disposed of its 90% equity interest in GZ Aviation Hotel to CSAHC on August 31, 2007.  Details are as follows:

RMB million
Assets disposed of:
Property, plant and equipment, net	72
Trade receivables	1
Other receivables	6
Cash and cash equivalents	1
80
Liabilities disposed of:
Other liabilities	4
Minority interest	8

Net identifiable assets and liabilities	68
Gain on disposal	7
75

Satisfied by:
Cash	75

Analysis of the net inflow of cash and cash equivalents in respect of the disposal:

Cash consideration received	75
Cash and cash equivalents disposed of	(1)
Net inflow of cash and cash equivalents in respect of the disposal	74

45	Supplementary information to the consolidated cash flow statements (continued)

(d)	Effect of the acquisition of CSAHC Hainan

The Group acquired certain assets of CSAHC Hainan on April 30, 2006.  Details are as follows:

RMB million
Assets acquired:
Property, plant and equipment, net	131
Lease prepayment	35
Inventories	28
Trade receivables	30
Other receivables	32
Cash and cash equivalents	38
294
Liabilities assumed:
Trade payables	28
Accrued expenses	14
Other liabilities	247
289
Net identifiable assets and liabilities	5

Satisfied by:
Cash	5

Analysis of the net inflow of cash and cash equivalents in respect of the acquisition:

Cash consideration paid	(5)
Cash and cash equivalents acquired	38
Net inflow of cash and cash equivalents in respect of the acquisition	33

46	Financial risk management and fair values

Exposure to liquidity, interest rate, currency, jet fuel price risk and credit risks arises in the normal course of the Group’s business.  The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk

As at December 31, 2008, the Group’s current liabilities exceeded its current assets by RMB32,290 million.  For the year ended December 31, 2008, the Group recorded a net cash inflow from operating activities of RMB1,155 million, a net cash outflow from investing activities of RMB7,790 million and a net cash inflow from financing activities of RMB7,460 million, and resulted in a net increase in cash and cash equivalents of RMB825 million.

46	Financial risk management and fair values (continued)

(a)	Liquidity risk (continued)

In 2009 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures.  As at December 31, 2008, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB125,265 million (2007: RMB50,262 million), of which approximately RMB47,125 million (2007: RMB29,338 million) was utilised.  The directors of the Company believe that sufficient financing will be available to the Group.  The directors of the Company believe that the liquidity status of the Group will be further enhanced upon completion of the share subscriptions as mentioned in Note 49(a).

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2009.  Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period.  In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period.  The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable.  However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at December 31, 2008, the Group’s recognised financial liabilities, bank and other loans, short-term financing bills, finance lease obligations, trade and bills payables and amounts due to related companies as disclosed in Notes 26, 30, 31, 32, 33 and 35 respectively, are not materially different from the amount determined based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date).  During the year ended December 31, 2008, the Group had derivatives settled gross in respect of the forward foreign exchange contracts, of which the outflow amounted to RMB79 million (2007: Nil) and inflow amounted to RMB25 million (2007: RMB4 million).

(b)	Interest rate risk

The interest rates and maturity information of the Group’s bank and other loans, short-term financing bills and finance lease obligations are disclosed in Notes 30, 31 and 32 respectively.

At December 31, 2008, it is estimated that a general increase / decrease of 100 basis points in interest rates, with all other variables held constant, would increase / decrease the Group’s loss after tax and accumulated losses by approximately RMB186 million (2007: would decrease / increase the Group’s profit after tax and retained earnings by approximately RMB279 million).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date.  The 100 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date.  The analysis is performed on the same basis for 2007.

46	Financial risk management and fair values (continued)

(c)	Foreign currency risk

The Renminbi is not freely convertible into foreign currencies.  All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases (Note 32) and bank and other loans (Note 30) are denominated in foreign currencies, principally US dollars and Japanese Yen.  Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts.  The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses.  As at December 31, 2008, the Group had two outstanding forward option contracts of notional amount ranging from USD64 million to USD128 million (2007: USD35 million to USD70 million).  The contracts are to buy USD1 million and USD1.5 million respectively (or USD2 million and USD3 million respectively if the spot exchange rate at settlement date is below certain specified strike rates) by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011.  Both contracts have a knock-out clause where the contracts early terminate upon the exchange rate of Japanese Yen to US dollar reaching a certain knock-out level.  For the year ended December 31, 2008, a net loss of approximately RMB111 million (2007: a loss of RMB5 million) arising from changes in the fair value of these foreign exchange forward option contracts has been recognised in profit or loss.  At December 31, 2008, the fair value of these currency forward option contracts was financial liabilities of approximately RMB116 million (2007: RMB5 million).

As at December 31, 2008, it is estimated that  if an appreciation / depreciation of 7.5% in exchange rate of US dollar against Japanese Yen, with all other variables held constant, would decrease / increase the Group’s loss after tax and accumulated losses by approximately RMB63 million.

46	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to July 21, 2005.  Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against the Renminbi.

The following table indicates the approximate change in Group’s loss after tax in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

	2008		2007
	Appreciation /	Increase/(decrease)	Appreciation/	Increase/(decrease)
	(depreciation) of	on loss after tax	(depreciation) of	on profit after tax
	Renminbi against	and accumulated	Renminbi against	and retained
	foreign	losses	foreign	earnings
	currency	RMB million	currency	RMB million

United States Dollars	2%	(606)	5%	1,815
	(2)%	606	(5)%	(1,815)
Japanese Yen	5%	(17)	2%	24
	(5)%	17	(2)%	(24)

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities’ exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date.  The analysis is performed on the same basis for 2007.

(d)	Jet fuel price risk

The Group uses approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of fluctuations of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument.  Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

The fair values of derivative financial instruments of the Group at the balance sheet date are as follows:

	2008		2007
	Assets	Liabilities	Assets	Liabilities
	RMB million	RMB million	RMB million	RMB million

Fuel option contracts	-	-	2	-

46	Financial risk management and fair values (continued)

(d)	Jet fuel price risk (continued)

At December 31, 2007, the Group had outstanding fuel options to buy approximately 3,300,000 barrels of crude oil at prices ranging from US$42 to US$64 per barrel.  On the other hand, the Group sold fuel put options to approved counter-party and had outstanding options at December 31, 2007 of approximately 7,800,000 barrels of crude oil at prices ranging from US$40 to US$54 per barrel. All the fuel option contracts expired in 2008.

(e)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents and trade receivables.

Substantially all of the Group’s cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association which has insignificant credit risk to the Group.  As at December 31, 2008, the balance due from BSP agents amounted to RMB641 million (2007: RMB1,238 million).  The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management’s expectations. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables is set out in Note 28.

(f)	Fair value

(i)	All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2008 and 2007.

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

-	Cash and cash equivalents, trade receivables, other receivables and other current assets, trade and bills payables, taxes payable and other liabilities

The carrying values approximate their fair values because of the short maturities of these instruments.

-	Financial assets / liabilities

The fair values of fuel option contracts and foreign exchange forward option contracts are determined by reference to quoted market values.

-	Available-for-sale equity securities

The fair value is determined based on quoted market prices without any deduction for transaction costs.

-	Bank and other loans and short-term financing bills

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

46	Financial risk management and fair values (continued)

(f)	Fair value (continued)

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

(iv)	Amounts due from / to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

47	Commitments

(a)	Capital commitments

As at December 31, 2008, the Group had capital commitments as follows:

	2008	2007
	RMB million	RMB million
Commitments in respect of aircraft
and flight equipment
- authorised and contracted for	75,639	88,742

Other commitments
- authorised and contracted for	884	772
- authorised but not contracted for	1,958	1,686
	2,842	2,458
	78,481	91,200

As at December 31, 2008, the Group had on order 217 aircraft and certain flight equipment, scheduled for deliveries in 2009 to 2015, and deposits of RMB13,441 million have been made towards the purchase of these aircraft and related equipment.  As at December 31, 2008, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	2008	2007
	RMB million	RMB million

2008	-	19,125
2009	15,777	20,767
2010	19,167	20,065
2011	15,142	12,747
2012	13,893	16,038
2013 and afterwards	11,660	-
	75,639	88,742

47	Commitments (continued)

(a)	Capital commitments (continued)

As at December 31, 2008, the Group’s attributable share of the capital commitments of jointly controlled entities was as follows:

	2008	2007
	RMB million	RMB million

Authorised and contracted for	1	1
Authorised but not contracted for	26	32
	27	33

(b)	Operating lease commitments

As at December 31, 2008, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment were payable as follows:

	2008	2007
	RMB million	RMB million
Payments due
Within 1 year	4,357	3,512
After 1 year but within 5 years	15,828	13,836
After 5 years	13,632	10,831
	33,817	28,179

(c)	Investing commitments

As at December 31, 2008, the Group committed to make capital contributions in respect of:

	2008	2007
	RMB million	RMB million

A subsidiary	-	133

48	Contingent liabilities

(a)
The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou cities.  The Group has a significant investment in buildings and other leasehold improvements located on such land.  However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to an indemnification agreement dated May 22, 1997, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group’s use of these land and buildings.

48	Contingent liabilities (continued)

(b)
A writ of summons was issued on May 30, 2007 by the High People’s Court of Guangdong Province relating to a claim that certain sales agents in Taiwan (the “plaintiffs”) against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the “cooperative agreement”).  The plaintiffs have made a claim against the Company for a total sum of approximately HKD107 million and an unspecified compensation for early termination of the cooperative agreement.

In May 2008, The High People’s Court of Guangdong Province rejected the claims made by the plaintiffs, and the plaintiffs were ordered to bear all litigation expenses in respect of the first trial. The plaintiffs submitted an appeal to The Supreme People’s Court of the People’s Republic of China.

The directors considered that the claim was without merit and had no material adverse effect on the financial position of the Group, and accordingly no provision in respect of the claims was made in the financial statements.

In May 2009, the Company received the civil judgement from The Supreme People’s Court of the People’s Republic of China that the plaintiffs withdrew their appeal.  Accordingly, the verdict of the first trial has become final and conclusive.

(c)
The Company entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB90,858,000 (2007: RMB90,858,000) to be granted to its pilot trainees to finance their respective flight training expenses.  As at December 31, 2008, an aggregate of personal bank loans of RMB13 million (2007: Nil), under these guarantees, were drawn down from the banks.

49	Non-adjusting post balance sheet events

(a)
On December 10, 2008, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue 721,150,000 new A shares at RMB3.16 each, for a total consideration of RMB2,278,834,000.  On the same date, the Company and Nan Lung Holding Limited (“Nan Lung”), a wholly owned subsidiary of CSAHC entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue 721,150,000 new H shares at HK$ equivalent of RMB1.00 each, for a total consideration of RMB721,150,000.

The subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H shares on February 26, 2009.  On June 3, 2009, the China Securities Regulatory Commission approved the above non-public issue of H Shares.  Up to the date of approval of these consolidated financial statements, the Company has not yet received an approval from the China Securities Regulatory Commission in respect of the above non-public issue of A Shares.

(b)
Pursuant to a document issued jointly by the Ministry of Finance of the PRC and CAAC on January 22, 2009, “Notice of CAAC Infrastructure Development Fund contributions refund”, the Group is entitled to a refund of the CAAC Infrastructure Development Fund contributions in respect of the period from July 1, 2008 to June 30, 2009.  The CAAC Infrastructure Development Fund payable for the period from July 1, 2008 to December 31, 2008 of the Group amounted to approximately RMB663 million.

50	Immediate and ultimate controlling party

As at December 31, 2008, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC.  CSAHC does not produce financial statements available for public use.

51	Accounting estimates and judgements

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

(a)	Impairment of long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets.  The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts.  These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable.  When such a decline has occurred, the carrying amount is reduced to the recoverable amount.  The recoverable amount is the greater of the net selling price and the value in use.  In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs.  The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

(b)	Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value.  The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period.  The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes.  The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

52	Comparative figures

The comparative figures represent figures at December 31, 2007 and for the years ended December 31, 2007 and 2006.  Certain comparative figures have been adjusted as a result of adopting IFRIC 13, Customer Loyalty Programmes (Note 3). In addition, certain comparative figures have been reclassified to conform with current year’s presentation.

53	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2008

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2008 and which have not been adopted in these consolidated financial statements, except for the early adoption of IFRIC 13 as disclosed in Note 3.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application.

So far it has concluded that the adoption of them (except for IFRIC 13, as disclosed in Note 3) is unlikely to have a significant impact on the Group’s results of operations and financial position.

In addition, the following developments are expected to result in amended disclosures in the financial statements, including restatement of comparative amounts in the first period of adoption:

Effective for accounting period beginning on or after

IFRS 8, Operating Segments	January 1, 2009
IAS 1 (Revised), Presentation of Financial Statements	January 1, 2009
Amendments to IFRS 7, Financial instruments:	January 1, 2009
Disclosures – improving disclosures about financial
Instruments

54	Subsidiaries

The particulars of the Group’s principal subsidiaries as of December 31, 2008 are as follows:

Name of company	Place of establishment / operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities

Shantou Airlines Company Limited (a)	PRC	RMB280,000,000	60%	Airline
Chongqing Airlines Company Limited (a)	PRC	RMB1,200,000,000	60%	Airline
Zhuhai Airlines Company Limited (a)	PRC	RMB250,000,000	60%	Airline
Xiamen Airlines Company Limited (a)	PRC	RMB1,200,000,000	60%	Airline
Guizhou Airlines Company Limited (a)	PRC	RMB80,000,000	60%	Airline
Nan Lung International Freight Limited	HK	HKD3,270,000	51%	Freight services
Guangzhou Air Cargo Company Limited (a)	PRC	RMB238,000,000	70%	Cargo services
Guangzhou Baiyun International Logistic Company Limited (a)	PRC	RMB50,000,000	61%	Logistics operations
China Southern Airlines Group Air Catering Company Limited (a)	PRC	RMB10,200,000	100%	Air catering
Guangzhou Nanland Air Catering Company Limited (“Nanland”) (b)	PRC	RMB120,000,000	55%	Air catering
China Southern West Australian Flying College Pty Limited	Australia	AUD100,000	91%	Pilot training services
Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB251,332,832	51.8%	Property management

(a)	These subsidiaries are PRC limited liability companies.
(b)	This subsidiary is Sino-foreign equity joint venture company established in the PRC.
(c)	Certain of the Group’s subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.

55	Associates and jointly controlled entities

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2008 are as follows:

		Proportion of ownership interest held by
Name of company	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Principal activities

Guangzhou Aircraft Maintenance Engineering Company Limited (a)	PRC	50%	50%	-	Provision of aircraft repair and maintenance services
China Southern Airlines Group Finance Company Limited	PRC	34%	21.1%	12.9%	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39%	39%	-	Airline
MTU Maintenance Zhuhai Co., Limited (a)	PRC	50%	50%	-	Provision of engine repair and maintenance services
Zhuhai Xiang Yi Aviation Technology Company Limited (a)	PRC	51%	51%	-	Provision of flight simulation services
Beijing Southern Airlines Ground Services Company Limited (a)	PRC	50%	50%	-	Provision of airport ground services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited (a)	PRC	50%	50%	-	Sales of duty free goods in flight

(a)	These are jointly controlled entities.
(b)	Certain of the Group’s jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
/s/ Si Xian Min

Name: Si Xian Min

Title: Chairman of the Board of Directors

Date: June 19, 2009

EXHIBITS INDEX

Exhibit No.	Description of Exhibit
1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited

4.1	Form of Director’s Service Agreement (1)

4.2	Form of Non-Executive Director’s Service Agreement (2)

4.3	Airbus Aircraft Acquisition Agreement entered into by and between the Company and Airbus on July 16, 2007 *
4.4	Xiamen Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on July 16, 2007 *
4.5	Boeing Aircraft Acquisition Agreement entered into by and between the Company and Boeing on August 20, 2007 *
4.6	Airbus Aircraft Acquisition Agreement entered into by and between the Company and Airbus on October 23, 2007 *
4.7	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on April 18, 2008 *
4.8	A Shares Subscription Agreement entered into by and between the Company and CSAHC on December 10, 2008
4.9	H Shares Subscription Agreement entered into by and between the Company and Nan Lung Holding Limited
4.10	Trademark License Agreement entered into by and between the Company and CSAHC on May 22, 1997
8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (included in Exhibit 4.1)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

*  Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1) Incorporated by reference to Exhibit 4.1 to our  Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(2) Incorporated by reference to Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006