Form 20-F/A
period 2008-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2009-12-14
CIK 1041668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No.1)

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

☑ Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☑ as issued by the International Accounting Standards Board	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes ☑ No

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 25, 2009 (the “Form 20-F”) is being filed solely to re-file Exhibit 4.3, Exhibit 4.4, Exhibit 4.5, Exhibit 4.6 and Exhibit 4.7 originally attached to the Form 20-F.

Each of Exhibit 4.3, Exhibit 4.4, Exhibit 4.5, Exhibit 4.6 and Exhibit 4.7 to this Amendment No. 1 supersedes and replaces the corresponding exhibit filed with the Form 20-F.

Save as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information contained in the Form 20-F or reflect any event that has occurred after the filing of the Form 20-F. In addition, save as described above, all the information contained in the Form 20-F remains unchanged and reflects the disclosures made by the registrant as of the time when the Form 20-F was filed with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on the Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
/s/ Si Xian Min

Name: Si Xian Min

Title: Chairman of the Board of Directors

Date: December 8,  2009

PART III

ITEM 19. EXHIBITS.
Index to Exhibits

Exhibit No.	Description of Exhibit
1.1＊	Restated and Amended Articles of Association of China Southern Airlines Company Limited.
4.1	Form of Director’s Service Agreement (1)
4.2	Form of Non-Executive Director’s Service Agreement (2)
4.3	Airbus Aircraft Acquisition Agreement entered into by and between the Company and Airbus on July 16, 2007 *†
4.4	Xiamen Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on July 16, 2007 *†
4.5	Boeing Aircraft Acquisition Agreement entered into by and between the Company and Boeing on August 20, 2007 *†
4.6	Airbus Aircraft Acquisition Agreement entered into by and between the Company and Airbus on October 23, 2007 *†
4.7	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on April 18, 2008 *†
4.8＊	A Shares Subscription Agreement entered into by and between the Company and CSAHC on December 10, 2008
4.9＊	H Shares Subscription Agreement entered into by and between the Company and Nan Lung Holding Limited
4.10＊	Trademark License Agreement entered into by and between the Company and CSAHC on May 22, 1997
8.1＊	Subsidiaries of China Southern Airlines Company Limited
11.1＊	Code of Ethics (included in Exhibit 4.1)
12.1	Section 302 Certification of President †
12.2	Section 302 Certification of Chief Financial Officer †
13.1	Section 906 Certification of President †
13.2	Section 906 Certification of Chief Financial Officer †

*  Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

†  Filed herewith

＊ Filed with our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009

(1) Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(2)  Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006