Form 20-F
period 2009-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2010-05-28
CIK 1041668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

278 JI CHANG ROAD
GUANGZHOU, 510405

PEOPLE’S REPUBLIC OF CHINA

(Address of principal executive offices)

Mr. Xie Bing
Telephone: +86 20 86124462
E-mail: ir@csair.com
Fax: +86 20 86659040
Address: 278 JI CHANG ROAD
GUANGZHOU, 510405
PEOPLE’S REPUBLIC OF CHINA

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 5,521,150,000 ordinary A Shares of par value RMB1.00 per share and 2,482,417,000 ordinary H Shares of par value RMB1.00 per share were issued and outstanding as of December 31, 2009.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☑  No

TABLE OF CONTENTS
China Southern Airlines Company Limited

i

Employees	50

Share Ownership	51

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	51

Major Shareholders	51

Related Party Transactions	52

Interests of Experts and Counsel	55

ITEM 8. FINANCIAL INFORMATION.	55

Consolidated Statements and Other Financial Information	55

Significant Changes	55

Legal Proceedings	55

Dividend Information	55

ITEM 9. THE OFFER AND LISTING.	55

Offer and Listing Details	55

Plan of Distribution	57

Markets	57

Selling Shareholders	57

Dilution	57

Expenses of the Issue	57

ITEM 10. ADDITIONAL INFORMATION.	57

A. Share Capital	57

B. Memorandum and Articles of Association	57

C. Material Contracts	61

D. Exchange Controls	61

E. Taxation	62

F. Dividends and Paying Agents	66

G. Statement by Experts	66

H. Documents on Display	66

I. Subsidiary Information	66

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.	66

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.	68

PART II	70

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

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the “Company” means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, the “Group” means the Company and its consolidated subsidiaries, and “CSAHC” means China Southern Air Holding Company, the Company’s parent company which holds a 59.32% controlling interest in the Company as of May 7, 2010.

References to “China” or the “PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan. References to “Renminbi” or “RMB” are to the currency of China, references to “U.S. dollars”, “$” or “US$” are to the currency of the United States of America (the “U.S.” or “United States”), and reference to “HK$” is to the currency of Hong Kong. Reference to the “Chinese government” is to the national government of China. References to “Hong Kong” or “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the PRC. References to “Macau” or “Macau SAR” are to the Macau Special Administrative Region of the PRC.

The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company for the year ended December 31, 2009 (the “Financial Statements”) have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (the “IASB”).

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB6.8282, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2009. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

GLOSSARY OF AIRLINE INDUSTRY TERMS

In this Annual Report, unless the context indicates otherwise, the following terms have the respective meanings set forth below.

Capacity Measurements

“available seat kilometers” or “ASKs”	the number of seats made available for sale multiplied by the kilometers flown

“available ton kilometers” or “ATKs”	the tons of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown

Traffic Measurements

“cargo ton kilometers”	the load in tons multiplied by the kilometers flown

“revenue passenger kilometers” or “RPKs”	the number of passengers carried multiplied by the kilometers flown

“revenue ton kilometers” or “RTKs”	the load (passenger and cargo) in tons multiplied by the kilometers flown

Yield Measurements

“average yield”	revenue from airline operations (passenger and cargo) divided by RTKs

“cargo yield”	revenue from cargo operations divided by cargo ton kilometers

“passenger yield”	revenue from passenger operations divided by RPKs

“ton”	a metric ton, equivalent to 2,204.6 pounds

Load Factors

“breakeven load factor”	the load factor required to equate scheduled traffic revenue with operating costs assuming that total operating surplus is attributable to scheduled traffic operations

“overall load factor”	RTKs expressed as a percentage of ATKs

“passenger load factor”	RPKs expressed as a percentage of ASKs

Utilization

“utilization rates”	the actual number of flight and taxi hours per aircraft per operating day

Equipment

“expendables”	aircraft parts that are ordinarily used up and replaced with new parts

“rotables”	aircraft parts that are ordinarily repaired and reused

Liquidity Ratios

“current ratio”	current assets divided by current liabilities

“quick ratio”	current assets excluding inventories divided by current liabilities

Others

“ADR”	American Depositary Receipt

“A Shares”	Shares issued by the Company to investors in the PRC for subscription in RMB, with par value of RMB1.00 each

“CAAC”	Civil Aviation Administration of China

“CAOSC”	China Aviation Oil Supplies Company

“CSRC”	China Securities Regulatory Commission

“H Shares”	Shares issued by the Company, listed on the Stock Exchange of Hong Kong Limited and subscribed for and traded in Hong Kong dollars, with par value of RMB1.00 each

“Nan Lung”	Nan Lung Holding Limited (a wholly-owned subsidiary of CSAHC)

“NDRC”	National Development and Reform Commission of China

“SA Finance”	Southern Airlines Group Finance Company Limited

“SAFE”	State Administration of Foreign Exchange of China

“SEC”	United States Securities and Exchange Commission

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

The following tables present selected financial data of the Group as of and for each of the years in the five-year period ended December 31, 2009. The selected consolidated income statement data for each of the years in the three-year period ended December 31, 2009 and selected consolidated balance sheet data as of December 31, 2009 and 2008 excluding basic and diluted earnings/(loss) per ADR, are derived from the consolidated financial statements of the Company, including the related notes, included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2006 and 2005 and selected consolidated balance sheet data as of December 31, 2007, 2006 and 2005 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and “Item 5. Operating and Financial Review and Prospects” are included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs.

Year ended December 31,

	2009 US$	2009 RMB	2008 RMB	2007 RMB	2006 RMB	2005 RMB
	(in million, except per share data)

Consolidated Income Statement Data:

Operating revenue	8,026	54,802	55,288	54,401	46,081	38,233
Operating expenses	(8,106)	(55,351)	(61,767)	(52,956)	(45,899)	(39,598)
Operating profit/(loss)	211	1,440	(5,646)	1,881	663	(1,323)
profit/(loss) before taxation	63	432	(4,724)	2,879	227	(1,913)
profit/(loss) for the year	77	527	(4,786)	2,032	104	(1,891)
profit/(loss) attributable to:
Equity shareholders of the Company	48	330	(4,823)	1,839	106	(1,893)
Minority interests	29	197	37	193	(2)	2
Basic and diluted earnings/(loss) per share	0.01	0.05	(0.74)	0.28	0.02	(0.29)
Basic and diluted earnings/(loss) per ADR	0.34	2.33	(36.75)	14.01	0.81	(14.43)

Year ended December 31,

	2009 US$	2009 RMB	2008 RMB	2007 RMB	2006 RMB	2005 RMB
	(in million)

Consolidated Balance Sheet Data:

Cash and cash equivalents	636	4,343	4,649	3,824	2,264	2,901
Other current assets	701	4,785	4,599	4,966	4,419	4,320
Asset classified as held for sale	77	529	-	-	-	-
Property, plant and equipment, net	9,325	63,673	53,237	58,441	56,335	54,254
Total assets	13,876	94,750	83,042	82,006	75,689	71,491
Bank and other loans, including long-term bank and other loans due within one year	2,556	17,452	22,178	24,948	23,822	16,223
Short-term financing bills	-	-	2,000	-	-	-
Obligations under capital leases due within one year	210	1,431	1,781	2,877	3,091	3,373
Bank and other loans, excluding balance due within one year	4,082	27,875	17,429	9,074	10,018	12,740
Obligations under capital leases, excluding balance due within one year	1,741	11,887	11,157	12,858	12,307	12,459
Total equity	1,942	13,262	9,479	14,310	11,752	11,667
Number of shares (in million)	8,003	8,003	6,561	4,374	4,374	4,374

Selected Operating Data

The following selected operating data of the Group for each of the years in the five-year period ended December 31, 2009 have been derived from consolidated financial statements prepared in accordance with IFRSs and other data provided by the Group which have not been audited.

The operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the statistical standards, which have been implemented by the Group since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

Year ended December 31,

	2009	2008	2007	2006	2005
Capacity
ASK (million)	123,441	112,767	109,733	97,059	88,361
ATK (million)	15,446	14,276	14,208	12,656	11,509
Kilometers flown (thousand)	746,133	686,236	675,127	594,957	539,844
Hours flown (thousand)	1,195	1,106	1,075	931	846
Number of landing and take-offs	616,296	556,914	543,789	481,810	438,674
Traffic
RPK (million)	93,002	83,184	81,727	69,582	61,923
RTK (million)	10,067	9,200	9,250	8,071	7,284
Passengers carried (thousand)	66,281	58,237	56,903	49,206	44,119
Cargo and mail carried (tons)	862,000	835,000	872,000	819,000	775,000
Load Factors
Passenger load factor (RPK/ASK) (%)	75.3	73.8	74.5	71.7	70.1
Overall load factor (RTK/ATK) (%)	65.2	64.4	65.1	63.8	63.3
Breakeven load factor (%)	68.1	73.8	64.8	65.1	67.1
Yield
Yield per RPK (RMB)	0.54	0.61	0.61	0.60	0.55
Yield per cargo and mail ton kilometers (RMB)	1.63	1.96	1.87	1.89	1.75
Yield per RTK (RMB)	5.26	5.86	5.75	5.57	5.13
Fleet
— Boeing	194	179	177	159	140
— Airbus	157	133	119	103	71
— McDonnell Douglas	16	25	25	36	36
— Others	11	11	11	11	14
Total aircraft in service at period end	378	348	332	309	261
Overall utilization rate (hours per day)	9.4	9.1	9.4	9.5	9.6
Cost
Operating cost per ATK (RMB)	3.58	4.33	3.73	3.63	3.44

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

Period	Period End	Average (1) (RMB per US$)	High	Low

Annual Exchange Rate

2005	8.0694	8.1825	8.2767	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
November 2009	6.8300	6.8255
December 2009	6.8299	6.8299
January 2010	6.8295	6.8258
February 2010	6.8330	6.8258
March 2010	6.8270	6.8254
April 2010	6.8275	6.8229
May 2010 (up to May 7, 2010 the latest practicable date)	6.8265	6.8245

Dividend Payments

No interim dividends were paid during the year ended December 31, 2009. The Board of Directors of the Company did not recommend the payment of a final dividend in respect of the year ended December 31, 2009.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risks Relating to the Company

The Company is indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADRs, H Shares and A Shares.

Major Chinese airlines are wholly- or majority-owned either by the Chinese government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese government, holds and exercises the rights of ownership of 59.32% of the equity of the Company. On August 21, 2009, the Company completed its capital injection from CSAHC directly, and indirectly through CSAHC’s wholly-owned subsidiary, Nan Lung, in an aggregate amount of approximately RMB3 billion.  On March 8, 2010, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share. In addition, the Company and Nan Lung, a wholly owned subsidiary of CSAHC entered into the H shares subscription agreement, pursuant to which Nan Lung has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HK$2.73 per H share. Upon completion of the foregoing subscriptions, CSAHC’s direct and indirect ownership in the Company will be approximately 51.50% of the issued share capital of the Company. The interests of the Chinese government in the Company and in other Chinese airlines may conflict with the interests of the holders of the ADRs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in the Company. In addition, the Company may accept further capital injection from CSAHC through non-public subscriptions, which may have dilutive impact for other holders of ADRs, H Shares and A Shares.

Due to high degree of operating leverage and high fixed costs, a decrease in revenues of the Group could result in a proportionately higher decrease in its net income. The results of the Group’s operations are also significantly exposed to fluctuations in foreign exchange rates.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a proportionately higher decrease in net income. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Net exchange gain decreased by RMB2,499 million, from RMB2,592 million in 2008 to RMB93 million in 2009 because the exchange rate of RMB against USD was relatively stable in 2009 while RMB appreciated significantly against USD in 2008.

The Group has significant committed capital expenditures in the next three years, but may face challenges and difficulties as it seeks to maintain liquidity.

As of December 31, 2009, the Group’s current liabilities exceeded its current assets by RMB28,441 million. The Group generally maintains sound operating cash flow. However, both current ratio and quick ratio are below average, which have negatively impacted, or may in the future negatively impact our liquidity. In addition, the Group has significant committed capital expenditures in the next three years, due to aircraft acquisitions. In 2010 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. However, the Group may not be able to meet its debt obligations as they fall due and commit future capital expenditures if certain assumptions about the operations and the availability of external financing on acceptable terms are inaccurate. In particular, our ability to access adequate external funding may be impacted by the economic stagnation globally.

As at December 31, 2009, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB128,175 million, of which approximately RMB50,455 million was utilized. The directors of the Company believe that sufficient financing will be available to the Group. However there can be no assurance that such loan financing will be available on terms acceptable to the Group.

CSAHC will continue to be the controlling shareholder of the Company, whose interests may conflict with those of the Group. CSAHC and certain of its associates will continue to provide certain important services to the Group. Any disruption of the provision of services by CSAHC or its associates could affect the Group’s operations and financial conditions.

CSAHC will continue to be the controlling shareholder of the Company. CSAHC and certain of its associates will continue to provide certain important services to the Group, including the import and export of aircraft spare parts and other flight equipment, advertising services, provision of air catering, air ticket selling services, cleaning services, property management services, leasing of properties and financial services. The interests of CSAHC may conflict with those of the Group. In addition, any disruption of the provision of services by CSAHC’s associates or a default by CSAHC of its obligations owed to the Group could affect the Group’s operations and financial conditions. In particular, as part of its cash management system, the Group periodically places significant amount of demand deposits with SA Finance, a PRC authorized financial institution controlled by CSAHC and an associate of the Company. The Group has taken certain measures to monitor the fund flows between itself and SA Finance and the placement of funds by SA Finance. Such monitoring measures may help to enhance the safety of the Group’s deposits with SA Finance. In addition, the Company has received a letter of undertakings from CSAHC dated March 31, 2009, in which, among other things, CSAHC warranted that the Group’s deposits and loans with SA Finance were definitely secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to the risks associated with the business of SA Finance over which the Group does not exercise control. As of December 31, 2008 and 2009, the Group had deposits of RMB1,139 million and RMB862 million, respectively, with SA Finance.

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

Both international and domestic economic fluctuations and Chinese government’s macroeconomic controls affect the demand for air travel, which will in turn cause volatility to the Group’s business and results of our operations.

The US subprime crisis meltdown is an ongoing economic problem manifesting itself through liquidity issues in the global banking system owing to foreclosures which accelerated in the United States in late 2006 and has an adverse impact on global economy in 2007 and 2008. The deepening global recession has continued into 2009. The aviation industry as a whole is experiencing significantly weaker demand for air travel driven by the severe downturn. The financial crisis and other global events may reduce consumer spending or cause shifts in spending. A general reduction or shift in discretionary spending can result in decreased demand for leisure and business travel and can also impact the Group’s ability to raise fares to counteract increased fuel and labour costs. No assurance can be given that capacity reductions or other steps we may take will be adequate to offset the effects of reduced demand.

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

The Group could be adversely affected by an outbreak of a disease or large scale natural disasters that affect travel behaviour.

The outbreak of the A/H1-N swine flu in March 2009 has had an adverse impact on the aviation industry globally (including the Group). The spread of the swine flu has been adversely affecting the Group’s international routes operations. If the swine flu spreads more widely, it could also affect the Group’s regional and domestic routes operations, and result in significant impact on our business operations. If there were another outbreak of a disease that affects travel behaviour in the future, it could have a material adverse impact on us.

In 2010, a number of large-scale natural disasters occurred globally, such as earthquakes in Haiti, Mexico and Qinghai province of China, and the volcanic eruption in Iceland in April 2010. Disasters such as these can affect the airline industry and the Group by reducing revenues and impacting travel behavior.

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

Given the preliminary stage of direct flights arrangement between Taiwan and Mainland China, no assurance can be given that the Group will generate significant yields from such new route. In addition, any discontinuity or disruption in such arrangement may negatively affect the Group’s results.

Further to temporary lifts of the ban on direct flights between Taiwan and Mainland China during certain festivals, as of July 4, 2008, the ban has been further liberalized to allow direct charter flights on weekends. Previously, travellers between Taiwan and China have had to make use of intermediate stops in Hong Kong or elsewhere. The Company became the first Chinese carrier to fly non-stop from Mainland China to Taiwan. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. As a result, the permitted direct flights may benefit the Group by shortening flights time, cutting fuel costs and reducing flight fares between Taiwan and Mainland China. However, given the preliminary stage of such direct flights arrangement, no assurance can be given that the Group will generate significant yields from the new route. In addition, the results of the Group’s operations will be negatively impacted by any discontinuity or disruption in the direct flight arrangement, which in turn will be subject to a number of factors beyond our control.

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

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, the Company’s independent registered public accounting firm is required to report on the effectiveness of the Company's internal control over financial reporting. Our independent registered public accounting firm may not be satisfied with our internal controls, the level of which our controls are documented, designed, operated and reviewed, or our independent registered public accounting firm may interpret the requirements, rules and regulations differently from us, then it may conclude that our internal control over financial reporting are not effective. Although our management concluded that our internal control over financial reporting as of December 31, 2009 was effective, we may discover other deficiencies in the course of our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

The Company could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the value of our shares and ADRs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The Company believes that it was not a PFIC for the taxable year 2009. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2010 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

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

Risks Relating to the Chinese Commercial Aviation Industry

The Group’s business is subject to extensive government regulations, and there can be no assurance as to the equal treatment of all airlines under those regulations.

The Group’s ability to implement its business strategy will continue to be affected by regulations and policies issued or implemented by the CAAC, which encompasses substantially all aspects of the Chinese commercial aviation industry, including the approval of domestic, regional and international route allocation, air fares, aircraft acquisition, jet fuel prices and standards for aircraft maintenance, airport operations and air traffic control. Such regulations and policies limit the flexibility of the Group to respond to market conditions, competition or changes in the Group’s cost structure. The implementation of specific CAAC policies could from time to time adversely affect the Group’s operations. The CAAC has confirmed in writing that the Company will be treated equally with other Chinese airlines with respect to certain matters regulated by the CAAC. Nevertheless, there can be no assurance that the CAAC will, in all circumstances, apply its regulations and policies in a manner that results in equal treatment of all airlines.

The Group’s results may be negatively impacted by the fluctuation in domestic prices for jet fuel, and we would be adversely affected by disruptions in the supply of fuel.

The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel cost for 2009 accounted for 55.95% of its flight operations expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports) must be purchased from the exclusive providers, CAOSC and Bluesky Oil Supplies Company, companies controlled and supervised by the CAAC. Chinese airlines may also purchase their jet fuel requirements at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines.

Given the constant fluctuation in global oil prices, there is no way to assure that domestic prices for jet fuel do not fluctuate as well. For example, prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. From 1994 to 2006, however, CAOSC’s domestic jet fuel prices were above international jet fuel prices, sometimes creating tensions over the fuel supply. In 2007 through the first half of 2008, the crude oil price in the international market reached its historic high level. In response to the pressure imposed by such rocketing price, NDRC increased the domestic price for jet fuel on November 1, 2007 and June 20, 2008, respectively. The increased fuel costs have significantly limited the Group’s ability to generate operating profit. In the second half of 2008, the crude oil price in the international market began to decrease continuously. In order to cushion fuel cost pressure faced by Chinese airlines, on December 19, 2008 and January 1, 2009, respectively, NDRC approved reductions in domestic prices for jet fuel. Starting from February 2009, the crude oil price in the international market started to pick up gradually. As a result, NDRC increased the domestic price for jet fuel in July 2009 and made several subsequent adjustments thereafter. (see “ Item 4, “Information on the Company - Business Overview - “Jet Fuel” section below for further discussion.)

In summary, given the constant fluctuation of volatile fuel price, no assurance can be given that the Group’s results will not be negatively impacted by the fluctuation in domestic prices for jet fuel.

In addition, jet fuel shortages have occurred in China and, on some rare occasions prior to 1993, required the Group to delay or even cancel flights. Although such shortages have not materially affected the Group’s operations since 1993, there can be no assurance that such a shortage will not occur in the future. If such a shortage occurs in the future and the Group is forced to delay or cancel flights due to fuel shortage, its operational reputation among passengers as well as its operations may suffer.

In 2009, a reasonable possible increase or decrease of 10% in jet fuel price affects the Group’s annual fuel costs by approximately RMB1,639 million, assuming no change in volume of fuel consumed. Accordingly, even if the jet fuel supply remains uninterrupted, increases in jet fuel prices will nevertheless adversely impact our financial results.

The Group’s net income may suffer from an unexpected volatility caused by any fluctuation in the level of fuel surcharges.

The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demand as well as the Group’s ability to generate net incomes. On January 14, 2009, the NDRC and the CAAC jointly announced the suspension of the collection of passenger fuel surcharge for domestic routes since January 15, 2009. In response to the pick up of international fuel prices, the NDRC and CAAC issued a notice to introduce a new pricing mechanism of fuel surcharge that links it with airlines’ jet fuel costs on November 11, 2009. According to the new mechanism, when the purchase cost of jet fuel is lower than RMB 4,140 per ton (i.e., the benchmark price of jet fuel), airlines should not charge fuel surcharge. When the purchase cost of jet fuel exceeds RMB 4,140 per ton, the airlines may charge appropriate fuel surcharge provided that such airlines should digest at least 20 percent of the rising cost. As such, following a suspension period of more than one year, in November, 2009, the Group resumed the imposing of fuel surcharges for the domestic routes. However, the Group’s net income may suffer from an unexpected change in the fuel surcharge collection policy and a number of factors beyond our control.

The Group’s results of operations tend to be volatile and fluctuate due to seasonality.

The Group’s operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for the Group’s flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, the Group’s airline revenue is generally higher in the second and third quarters than in the first and fourth quarters. As a result, the Group’s results tend to be volatile and subject to rapid and unexpected change.

The Group’s operations may be adversely affected by insufficient aviation infrastructure in Chinese commercial aviation industry.

The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese commercial aviation industry, including China’s air traffic control system, the availability of qualified flight personnel and airport facilities. Airlines, such as the Group, which have route networks that emphasize short- to medium-haul routes, are generally more affected by insufficient aviation infrastructure in terms of on-time performance and high operating costs due to fuel inefficiencies resulting from the relatively short segments flown, as well as the relatively high proportion of time on the ground during turnaround. All of these factors may adversely affect the perception of the service provided by an airline and, consequently, the airline’s operating results. In recent years, the CAAC has placed increasing emphasis on the safety of Chinese airline operations and has implemented measures aimed at improving the safety record of the industry. The ability of the Group to increase utilization rates and to provide safe and efficient air transportation in the future will depend in part on factors such as the improvement of national air traffic control and navigation systems and ground control operations at Chinese airports, factors which are beyond the control of the Group.

The Group faces increasingly intense competition both in domestic aviation industry and in the international market, as well as from alternative means of transportation.

The CAAC’s extensive regulation of the Chinese commercial aviation industry has had the effect of managing competition among Chinese airlines. Nevertheless, competition has become increasingly intense in recent years due to a number of factors, including relaxation of certain regulations by the CAAC and an increase in the capacity, routes and flights of Chinese airlines. Competition in the Chinese commercial aviation industry has led to widespread price-cutting practices that do not in all respects comply with applicable regulations. Until the interpretation of CAAC regulations limiting such price-cutting has been finalized and strictly enforced, discounted tickets from competitors will continue to have an adverse effect on the Group’s sales.

The Group faces varying degrees of competition on its regional routes from certain Chinese airlines and Cathay Pacific Airways, Dragonair and Air Macau, and on its international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than the Group. In addition, the public’s perception of the safety and service records of Chinese airlines could adversely affect the Group’s ability to compete against its regional and international competitors. Many of the Group’s international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of the Group, or engage in promotional activities, that may enhance their ability to attract international passengers.

Furthermore, for short-distance transportation, airplanes, trains and buses are alternatives to each other. Given the recent development of high-speed train, the construction of nationwide high-speed railway network and the improvement of inter-city expressway network, the commercial aviation sector as a whole faces increasing competition from the alternative means of transportation such as railways and highways. In particular, the so-called “Four Longitudinal and Four Horizontal” high-speed railways under construction may have a huge negative impact on the domestic commercial aviation sector once it goes into operation. Since the Group has the most extensive domestic route network and the largest number of flights in China, the Group may be affected by the increasing popularity of high-speed trains to certain extent. For example, 38 lines of the “Four Longitudinal and Four Horizontal” overlap with current flights of the Group, 21 of which run for a distance of less than 4 hours. If the high-speed railways go into full operation, according to the statistic of the Group, 13 out of the total 18 airline subsidiaries and branches of the Group involving 798 flights (i.e. to and fro flights/week) may be seriously impacted.

Due to limitation on foreign ownership imposed by Chinese government policies, the Company may have no meaningful access to the international equity capital markets.

Chinese government policies limit foreign ownership in Chinese airlines. Under these policies, the percentage ownership of the Company’s total outstanding ordinary shares held by investors in Hong Kong and any country outside China (“Foreign Investors”) may not in the aggregate exceed 49%. Currently, we estimate that 31.02%of the total outstanding ordinary shares of the Company are held by Foreign Investors. For so long as the limitation on foreign ownership is in force, the Company will have no meaningful access to the international equity capital markets.

Risks Relating to the PRC

The Group has significant exposure to foreign currency risk as majority of the Group’s lease obligations and bank and other loans are denominated in foreign currencies. Due to rigid foreign exchange control by Chinese government, the Group may face difficulties in obtaining sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

Under current Chinese foreign exchange regulations, Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under leases and bank and other loans are denominated in foreign currencies, principally US dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by SAFE, or subject to certain restrictive conditions, entering into foreign exchange forward option contracts with authorized banks. However, SAFE may limit or eliminate the Group’s ability to purchase and retain foreign currencies in the future. In addition, foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. No assurance can be given that the Group will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

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

The Group’s operations are subject to immature development of legal system in China. Lack of uniform interpretation and effective enforcement of laws and regulations may cause significant uncertainties to the Group’s operations.

The members of the Group are organized under the laws of China. The Chinese legal system is based on written statutes and is a system, unlike common law systems, in which decided legal cases have little precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investments, commerce, taxation and trade. These laws, regulations and legal requirements are relatively recent, and, like other laws, regulations and legal requirements applicable in China (including with respect to the commercial aviation industry), their interpretation and enforcement involve significant uncertainties.

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

ITEM 4. INFORMATION ON THE COMPANY.

History and Development of the Company

The Company is a joint stock company incorporated in China on March 25, 1995, and is 59.32% owned by CSAHC. The registered address of the Company is Guangzhou Economic & Technology Development Zone, People’s Republic of China (telephone no: (86)20-8612-4462, website: www.csair.com).

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

On April 30, 2006, the Company acquired certain assets of CSAHC Hainan Co., Limited, a wholly owned subsidiary of CSAHC, at a total consideration of RMB294 million.

On June 16, 2007, the Company together with an independent third party established Chongqing Airlines Company Limited (“Chongqing Airlines”), a non-wholly owned subsidiary of the Company. Up to December 31, 2009, the Company has transferred four aircraft to Chongqing Airlines as capital contribution.

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

In August 2008, the Company entered into an agreement with China Post Group to dispose of all of its 49% equity interest in China Postal Cargo Airlines Limited, its jointly controlled entity which China Post Group is the other venturer, at a consideration of RMB210 million and recorded a gain on disposal of RMB143 million.

In December 2008, the Company acquired a 26% equity interest in the China Southern West Australian Flying College Pty Ltd. (the “Australian Pilot College”), a subsidiary of the Company, from CSAHC, and Australian Pilot College became a 91% owned subsidiary of the Company.

In June 2009, the Company acquired 50% equity interest in a jointly controlled entity of the Company, Beijing Southern Airlines Ground Services Company Limited (“Beijing Ground Service”) from the other venturer, which has become a wholly-owned subsidiary of the Company since then.

On September 28, 2009, the Company entered into an agreement with CSAHC to dispose of its 50% equity interest in MTU Maintenance Zhuhai Co., Ltd (“MTU”), a jointly controlled entity of the Company, to CSAHC at a consideration of RMB1,607,850,000. The transfer was completed in February 2010.

Aircraft Acquisitions

Pursuant to the Xiamen Aircraft Acquisition Agreement dated April 18, 2008 between Xiamen Airlines Company Limited (“Xiamen Airlines”) and Boeing, Xiamen Airlines will acquire 20 Boeing B737 series aircraft from Boeing. According to the information provided by Boeing, the aggregate catalogue price for those aircraft is around US$1,500 million, including price for airframe and engines. The aggregate consideration for the acquisition will be partly payable in cash by Xiamen Airlines, and partly through financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from April 2014 to October 2015.

Pursuant to the Aircraft General Terms Agreement dated January 20, 2010 between the Company and the Airbus S.A.S. and A320 Family Aircraft Purchase Agreement dated January 20, 2010 between the Company and Airbus SNC, the Company will acquire 20 Airbus 320 series aircraft from Airbus SNC. According to the information provided by Airbus SNC, the catalogue price of an Airbus 320 aircraft is around US$77 million including price for airframe and engine. The aggregate consideration for the acquisition will be partly payable in cash and partly through financing arrangements with banking institutions. The Airbus aircraft will be delivered in stages to the Company from 2011 to 2013.

Capital Expenditure

The Group had RMB17,178 million, RMB8,645 million and RMB 9,832 million capital expenditures in 2009, 2008 and 2007, respectively. Of such capital expenditures in 2009, RMB 2,171 million was financed by capital leases, RMB7,293 million was financed by bank borrowings while the remaining RMB7,714 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations.

Business Overview

General

The Group provides commercial airline services throughout China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics from the CAAC, the Group is one of the largest Chinese airlines and, as of year end of 2009, ranked first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2009, the Group’s RPKs increased at a compound annual growth rate of 6.7% from 81,727 million in 2007 to 83,184 million in 2008, and to 93,002 million in 2009, while its capacity, measured in terms of ASKs, increased at a compound annual growth rate of 6.1%, from 109,733 million in 2007 to 112,767 million in 2008, and to 123,441 million in 2009. In 2009, the Group carried 66.28 million passengers and had passenger revenue of RMB50,059 million (US$7,331 million).

The Group conducts a portion of its airline operations through its airline subsidiaries namely Xiamen Airlines, Southern Airlines Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”) and Chongqing Airlines Company Limited (“Chongqing Airlines”) (collectively, the “Airline Subsidiaries”). In 2009, the Airline Subsidiaries carried 16.87 million passengers and had passenger revenue of RMB11,314 million (US$1,657 million) and accounted for 25% and 23% of the Group’s passengers carried and passenger revenue, respectively.
The Group also provides air cargo and mail services. The cargo and mail revenue of the Group decreased by 16.9% to RMB2,908 million (US$426 million) in 2009 as compared with that of 2008. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.

As of the year end of 2009, the Group operated 655 routes, of which 528 were domestic, 99 were international and 38 were regional. The Group operates the most extensive domestic route network among all Chinese airlines. Its route network covers commercial centers and rapidly developing economic regions in Mainland China.

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

The Group’s operations primarily focus on the domestic market. In addition, the Group also operates regional routes and international flights. As of the year end of 2009, the Group had 38 regional routes and 99 international routes. The Group’s regional operations include flights between destinations in China and Hong Kong, Macau and Taiwan. The Group’s international operations include scheduled services to the cities in Australia, Bangladesh, France, India, Japan, Kazakhstan, Korea, Kyrgyzstan, Maldives, Nepal, Netherlands, Nigeria, Pakistan, Russia, Saudi Arabia, Tajikistan, UAE, USA and Southeast Asian destinations.
After joining Skyteam Alliance, the Group has established a network reaching 905 destinations globally, connecting 169 countries of regions and covering major cities around the world.

As of December 31, 2009, the Group had a fleet of 378 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 320 series, 300, 330 and McDonnell Douglas 82 and 90. The average age of the Group’s registered aircraft was 6.32 years as of the year end of 2009.
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

Non-Public Subscriptions

On December 10, 2008, the Company entered into an A Shares subscription agreement with CSAHC, pursuant to which CSAHC has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new A Shares for a consideration of RMB2,278,834,000, equivalent to the subscription price of RMB3.16 per new A Share. Separately and on the same date, the Company and Nan Lung (a wholly-owned subsidiary of CSAHC) entered into a H Shares subscription agreement, pursuant to which Nan Lung has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new H Shares for a consideration of RMB721, 150,000, equivalent to the subscription price of RMB1.00 (equivalent to approximately HK$1.13) per new H Share.  The subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H Shares on February 26, 2009. On June 3, 2009, the Company received the formal approval from CSRC for the proposed non-public issue of H Shares. On August 14, 2009, the Company received the formal approval from CSRC for the proposed non-public issue of A Shares. The issuance of 721,150,000 new A Shares to CSAHC and 721,150,000 new H Shares to Nan Lung were completed on August 20, 2009 and August 21, 2009, respectively.

On March 8, 2010, the board of the Company approved (i) the placement of not more than 1,766,780,000 new A shares to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CSAHC, at the same subscription price of not less than RMB5.66 per A share; and (ii) the placement of not more than 312,500,000 new H shares to Nan Lung, at the subscription price of not less than HKD2.73 per H share.

On the same date, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share. In addition, the Company and Nan Lung entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HKD2.73 per H share. The above placement and subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H shares on April 30, 2010 and are pending approval from the relevant security regulatory authorities.

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

Traffic

The following table sets forth certain statistical information with respect to the Group’s passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail Carried (tons)		Total traffic (tons kilometers)
Year	Total (in million)	Increase (decrease) over previous year (%)	Total (in thousand)	Increase (decrease) over previous year (%)	Total (in million)	Increase (decrease) over previous year (%)
2007	56.90	15.6	872.0	6.5	9,250.0	14.6
2008	58.24	2.3	835.0	(4.2)	9,200.0	(0.5)
2009	66.28	13.8	862.0	3.2	10,067.0	9.4

Route Network

Overview

The Group operates the most extensive route network among the Chinese airlines. As of December 31, 2009, the Group operated 655 routes consisting of 528 domestic routes, 38 regional routes and 99 international routes.

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

In order to expand the Group’s international route network, the Group has entered into code-sharing agreements with several international airlines, including Delta Airlines, Asiana Airlines, Korean Air, Japan Air System, Vietnam Airlines, Air France, KLM Royal Dutch Airlines, Garuda Indonesian, Malaysian Airline, KENYA AIRWAYS, Pakistan International Airlines, Aeroflot-Russian Airlines and CSA Czech Airlines. Under the code sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by the Group to passengers using the Group’s codes. Similarly, the Group is permitted to sell tickets for the other participating airlines using its “CZ” code. The code sharing agreements help increase the number of the Group’s international sales outlets. After joining Skyteam Alliance, the Group has further established a network reaching 905 destinations globally, connecting 169 countries of regions and covering major cities around the world.

Route Bases

In addition to its main route bases in Guangzhou and Beijing, the Group maintains certain regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Urumqi, Haikou, Zhuhai, Xiamen, Shanghai, Xi’an, Fuzhou, Nanning, Guilin, Shantou, Guiyang, Chongqing and Sanya. Most of its regional route bases are located in provincial capitals or major commercial centers in the PRC.

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

Domestic Routes

The Group’s domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2009, the Group’s most profitable domestic routes were between: Guangzhou-Beijing, Beijing-Guangzhou, Shenzhen-Beijing, Fuzhou-Beijing, Beijing-Shenzhen, Shanghai-Guangzhou, Guangzhou-Shanghai, Xiamen-Beijing, Urumqi-Beijing, and Beijing-Urumqi.

Regional Routes

The Group offers scheduled service between Hong Kong and Guangzhou, Shenyang, Wu Yi Shan, Zhang Jia Jie, Changchun, Yinchuan, Xiamen, Shantou, Beijing, Guilin, Meixian, Haikou, Wuhan, Zhengzhou, Nanning, Changsha, Sanya and Hohhot; between Macau and Hangzhou, Xiamen and Tianjin; between Taipei and Guangzhou, Shanghai, Fuzhou, Hangzhou, Xiamen, Shenyang, Changsha, Wuhan, Dalian, Guilin, Harbin, Guiyang, Zhengzhou and Shenzhen. In 2009, the most profitable scheduled regional routes were between: Taipei-Shanghai, Xiamen-Hong Kong, Shanghai-Taipei, Xiamen-Taipei, Taipei-Guangzhou, Fuzhou-Taipei, Guangzhou-Taipei, Hong Kong-Beijing, Changchun-Guangzhou-Hong Kong, and Hong Kong-Wuhan.

In 2009, the Group conducted a total of 12,227 flights on its regional routes, accounting for approximately 24.75% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China according to CAAC statistics.

Previously, direct flights between Taiwan and Mainland China had only been available during certain festivals. And travelers between Taiwan and China have had to make use of intermediate stops in Hong Kong or elsewhere. Since July, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends. The Company became the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. The 108 direct passenger flights previously operating were all classed as charter flights. The new services comprise both regular charter and scheduled flights.

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

In addition, the Group also provides scheduled services to the cities in Australia, Bangladesh, France, India, Japan, Kazakhstan, Maldives, Korea, Kyrgyzstan, Nepal, Netherlands, Nigeria, Pakistan, Russia, Saudi Arabia, Tajikistan, Turkmenistan, UAE and USA.

After joining Skyteam Alliance, the Group has established a network reaching 905 destinations globally, connecting 169 countries of regions and covering major cities around the world.

In 2009, the Group’s most profitable international routes were: Tianjin-Xiamen-Singapore, Beijing-Guangzhou-Phnom Penh, Guangzhou-Beijing-Amsterdam, Guangzhou-Sydney, Guangzhou-Los Angeles, Phnom Penh-Guangzhou-Beijing, Singapore-Guangzhou-Shenyang, Guangzhou-Tokyo, Beijing-Guangzhou-Hanoi, Shenyang-Guangzhou-Singapore.

Aircraft Fleet

The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient, older aircraft. As of December 31, 2009, the Group operated a fleet of 378 aircraft with an average age of 6.32 years. Most aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Among all the aircraft, 203 aircraft operated by the Group are leased pursuant to various types of leasing arrangements.

The following table sets forth certain information regarding the Group’s fleet of 378 aircraft as of December 31, 2009.

Model	Number of Aircraft	Average age (years)	Average Passenger Capacity
Boeing 777-200A	4	13.71	380
Boeing 777-200B	6	11.36	292
Boeing 757-200	27	10.76	200
Boeing 747F	2	7.53	n/a
Boeing 737-800	80	3.09	167/170
Boeing 737-700	46	5.32	126
Boeing 737-500	2	13.53	130
Boeing 737-300	25	15.35	145
Boeing 777F	2	0.08	n/a
Airbus 319-100	44	3.36	128
Airbus 300-600	5	15.19	272
Airbus 320-200	54	6.26	158
Airbus 321-200	40	3.10	185
Airbus 330-200	6	4.10	264
Airbus 330-300	8	1.57	292
McDonnell Douglas 82	3	17.89	144
McDonnell Douglas 90	13	12.02	157
Embraer 145 Jet	6	5.31	50
ATR-72	5	12.58	72/79

Total	378

During 2009, the Group continued to expand and modernize its aircraft fleet. The Group’s major aircraft transactions included:

In 2009, the Group took scheduled delivery of 36 aircraft during the year (eight A319-100 aircraft, six A320-200 aircraft, nine A321-200 aircraft, three B737-700 aircraft and ten B737-800 aircraft). The acquisition was financed by bank loans and the Group’s own funds. In addition, the Group took schedule delivery of two B777F Freighters, which was financed by a capital lease agreement with a ten-year lease term.

In 2009, the Group exercised purchase options of seven leased aircraft (one B777-200B aircraft, five A320-200 aircraft and one MD90 aircraft) upon expiry of the respective lease terms.

In 2009, four B737-800, three A319-100 were acquired under operating lease; one B757-200 aircraft, three B737-500 aircraft and one A320-200 aircraft under operating lease were returned during 2009.

In 2009, two MD82 aircraft were modified as simulators for training purpose and were reclassified as other flying equipment.

In 2009, the Group disposed of seven MD82 aircraft and one A300-600 aircraft.

In January, 2010, the Company entered into Aircraft General Terms Agreement and A320 Family Aircraft Purchase Agreement, pursuant to which the Company agreed to purchase 20 Airbus A 320 series aircraft from Airbus SNC, scheduled for delivery from 2011 to 2013.

Aircraft Financing Arrangements

Overview

A significant portion of the Group’s aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to eleven years. As of December 31, 2009, 55 of the Group’s 378 aircraft were operated under capital leases, 148 were operated under operating leases, 60 were financed by long-term mortgage loans, while the remaining were acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made through acquisition by bank loans and the Group’s own funds, and pursuant to operating leases or capital leases. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2009, the number of aircraft operated by the Group pursuant to capital and operating leases and the remaining terms, expressed in years, of such leases.

Model	Capital Lease	Operating Lease	Average Remaining Lease Term
Boeing 777-200A and 777-200B	0	4	2.95
Boeing 757-200	0	8	1.21
Boeing 737-700	9	15	4.60
Boeing 737-800	12	40	6.25
Boeing 737-500	0	2	0.11
Boeing 737-300	0	4	2.36
Boeing 777F	2	0	9.92
Airbus 319-100	6	30	6.20
Airbus 320-200	15	15	6.23
Airbus 321-100	7	20	8.20
Airbus 330-200	4	2	7.90
Airbus 330-300	0	8	10.68
Total	55	148

Capital leases

The majority of the capital leases in respect to aircraft and related equipment have terms of ten to twelve years expiring during the years 2011 to 2019. As of December 31, 2009, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB15,812 million. The Group’s capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

As of December 31, 2009, the Group’s aggregate future minimum lease payments required under its operating leases were RMB30,366 million. As of the year end of 2009, the Group’s operating leases had original terms generally ranging from six to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to eleven years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

For capital leases or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to withhold PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 6% to 10% of the lease payments, or in certain cases, the interest components of such payments for capital lease. The PRC withholding tax payable in respect of the lease arrangements amounting RMB198 million, RMB142 million and RMB143 million during 2009, 2008 and 2007 respectively, have been included as part of the lease charges.

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

Aircraft Flight Equipment

The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. The Group had 69 and 66 spare jet engines for its fleet as of the year end of 2009 and 2008, respectively. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for the Group’s aircraft are generally handled by Southern Airlines (Group) Import & Export Trading Corporation (“SAIETC”), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

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

The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capacity include overhaul of more than 70% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. GAMECO also provides line maintenance services to 13 other Chinese airlines and 19 international airlines. GAMECO provides heavy maintenance services to 7 other Chinese airlines and 6 international airlines.

The Company and GAMECO had entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On May 17, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services.

Overhauls of jet engines are performed by MTU, a jointly controlled entity of the Company and MTU Aero Engines Gmbh, and also by overseas qualified service providers in Germany, Malaysia, Canada and England. On September 28, 2009, the Company entered into an agreement with CSAHC to dispose of its 50% equity interest in MTU to CSAHC at a consideration of RMB1,607,850,000. The transfer was completed in February 2010.

The amounts incurred by the Group for comprehensive maintenance services provided by GAMECO and MTU were RMB1,344 million, RMB1,129 million, and RMB1,047 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Safety

The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. There were no serious incidents involving casualty or flight damage throughout the three years ended December 31, 2009. For minor “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below the standard prescribed by the CAAC. For example, the Company’s “Accident Signs Per Ten Thousands Hours Ratio” was 0.089, 0.064 and 0.065 in 2009, 2008 and 2007, respectively. In comparison, CAAC’s published maximum acceptable Accident Signs Per Ten Thousands Hours Ratio was 0.6, 0.6, 0.7 in 2009, 2008 and 2007, respectively. This ratio is defined as the occurrence of one incident for every 10,000 hours of flight time. In 2009, the Group strengthened its flight safety management as per the internal and external safety requirements. In 2008, the Group received the “Five-Star Flight Safety Award” from CAAC, making it the first in the aviation industry to receive such a great honor. By December 2009, the Company’s continuous safe flight span totaled to 6.53 million hours.
Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs accounted for 29.6%, 37.4% and 34.6% of the Group’s operating expenses for the years ended December 31, 2009, 2008 and 2007, respectively. Like all Chinese airlines, the Group is generally required by the Chinese government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994. In 2007 through the first half of 2008, the crude oil prices in the international market reached historic highs. In response to the pressure imposed by such rocketing prices, on November 1, 2007 and June 20, 2008, respectively, NDRC increased the domestic price for jet fuel. Thereafter, in order to cushion fuel cost pressure faced by Chinese airlines, on December 19, 2008 and January 1, 2009, respectively, NDRC approved reductions in domestic prices for jet fuel. However, starting from February 2009, the crude oil price in the international market started to pick up gradually. As a result, NDRC increased the domestic price for jet fuel in July 2009 and made several subsequent adjustments thereafter.

Jet fuel costs decreased from RMB23,086 million in 2008 to RMB16,390 million in 2009 as a result of decrease in average jet fuel price by 35.3%.

In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 7% and 9% of the Group’s total jet fuel consumption in 2009 and 2008, respectively.

Fuel Surcharge

According to the relevant regulations promulgated by the NDRC and the CAAC, domestic airlines imposed fuel surcharges for all the domestic routes (excluding those from the mainland PRC to Hong Kong and Macau) with effect from August 1, 2005 (based on flight time). The imposition of the fuel surcharge helped relieve, to a certain extent, the burden of high jet fuel cost, on the Group. The level of fuel surcharges, and any adjustment of which, are determined by CAAC and NDRC based on such factors as jet fuel price, route miles and the location of destination. Due to the downward trend in domestic fuel prices, on December 19, 2008, the CAAC and the NDRC decided, on December 25, 2008, to reduce fuel surcharges for both domestic and international routes. Thereafter, the CAAC and the NDRC called for a stop on imposing fuel surcharges for domestic routes by Chinese airlines with effect from January 15, 2009. Such suspension on imposing fuel surcharge lasted until November 2009. As international fuel prices gradually pick up, and in response to rises in the fuel cost, on November 11, 2009, the NDRC issued a notice to introduce a new pricing mechanism of fuel surcharge that links it with airlines’ jet fuel costs. According to the new mechanism, when the purchase cost of jet fuel is lower than RMB 4,140 per ton (i.e., the benchmark price of jet fuel), airlines should not charge fuel surcharge. When the purchase cost of jet fuel exceeds RMB 4,140 per ton, the airlines may charge appropriate fuel surcharge provided that such airlines should digest at least 20 percent of the rising cost. As such, following a suspension period of almost one year, in November 2009, the Group resumed the imposing of fuel surcharges for domestic routes.

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

In the Group’s pilot training program, trainees have two years of theoretical training at the BAAU. After successful completion of academic and physical examinations, the trainees receive flight training for a period of approximately 20 months at Australian Pilot College, a company that is 91% owned by the Company and 9% owned by CSAHC. Each trainee at the Australian Pilot College is required to fly at least 230 hours before being awarded a flight certificate. Graduates of the BAAU and the Australian Pilot College are hired by the Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for the Group’s trainee pilots is approximately four years. The Group has about 1,720 trainees as at the end of May 7, 2010, about 790 trainees are expected to graduate in 2010.

As part of the pilot training program, trainee pilots receive their initial training in the operation of a specific aircraft with Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a jointly controlled entity between the Company and CAE International Holdings Limited, which also provides training to pilots from other Chinese airlines. Zhuhai Xiang Yi is equipped with simulators for all models of aircraft currently operated by the Group and provides flight simulation training services to the Group.

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

The Group used to fund the training of its recruited pilots in previous years and, as a result, incurred significant costs over the years. Recently, there has been a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change will not only cut down the Group’s training expenses significantly, but also ensures the long-term dedicated service of the pilots. Starting from 2007, the Group began to recruit pilots under the self-sponsored training arrangement. On December 5, 2007, August 27, 2008 and August 27, 2009, the Board approved the Company to provide a guarantee with joint liability for the loans incurred under the self-sponsored pilot training program in an aggregate amount of RMB90,858,000, not more than RMB213,600,000 and not more than RMB184,750,000 respectively. On December 29, 2009, Xiamen Airlines, a 60%-owned subsidiary of the Company agreed to provide a guarantee with joint liability for the loans incurred under the partial self-sponsored pilot training program in an aggregate amount of not more than RMB100 million covering a period till December 31, 2011. As of December 31, 2009, the Group has provided a guarantee with joint liability for the loans of such self-sponsored pilots in an aggregate amount of RMB292,586,000, under which an aggregate of personal bank loans of RMB60,025,500 were drawn down from the banks.

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

Ground services at the airports in Shenzhen, Changsha, Wuhan, Zhengzhou, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Shantou, Guiyang and Beihai are primarily operated directly by the Group. Ground services at the airport in Beijing are primarily provided by Beijing Ground Service, which has become a wholly-own subsidiary of the Company in June 2009, since April 2004. Ground services at other airports in China are provided to the Group by local airport authorities or local airlines pursuant to various service agreements. Ground services and other services at airports outside China are provided to the Group by foreign services providers pursuant to various service agreements with such parties. All such agreements of the Group are short-term and otherwise on terms that are customary in the industry.

Air Catering

The Company owns a 55% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”) as of December 31, 2009. Nanland provides in-flight meals, snacks, drinks and related services for all of the Group’s flights originating in Guangzhou and substantially all other flights departing from Guangzhou Baiyun Airport. The Group contracts with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry.

To facilitate the Company to optimize its assets structure, better tightening its cost control, reduce the number of connected transactions and enhance the independence of the Company’s operations in the long-run, the Company acquired 100% interest in China Southern Airlines Group Air Catering Company Limited (“SAG Air Catering”) on August 31, 2007 from CSAHC. SAG Air Catering mainly provides in-flight meals to airlines for different flights of the Company originating or stopping at the domestic airports, mainly in northern China and Xinjiang regions.

Cargo and Mail

The Group also provides air cargo and mail services. A significant portion of these services are combined with passenger flights services. Currently, the Group has two Boeing 747 freighters and two Boeing 777 freighters mainly servicing four international cargo routes, Shanghai to Amsterdam, Shanghai to Anchorage to Chicago, Shanghai to Frankfurt and Shanghai to Urumchi to Frankfurt.

Currently, the Group conducts its cargo business primarily through its cargo division in Guangzhou and Shenzhen.

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

The Group’s ticket sales and reservations are conducted by or through independent sales agents and the Group’s own network of exclusive sales offices as well as the CAAC’s sales offices and CSAHC’s associates. The Group has sales offices in Guangzhou and its other route bases. In addition, the Group maintains regional sales offices in other cities in China, including Beijing and Shanghai. The Group maintains international sales offices in Almaty, Amsterdam, Ashkhabad, Astana, Baku, Bangkok, Bishkek, Brisbane, Busan, Chicago, Daegu, Daejeon, Delhi, Dubai (Sharjah), Dushanbe, Frankfurt, Fukuoka, Hanoi, Ho Chi Minh City, Islamabad, Irkutsk, Jakarta, Jeddah, Khabarovsk, Kathmandu, Kuala Lumpur, Lagos, Lahore, London, Los Angeles, Luanda, Manila, Melbourne, Moscow, New York, Novosibirsk, Osaka, Osh, Paris, Penang, Phnom Penh, Samarkand, Sapporo, Seoul, Singapore, Sydney, Tashkent, Tehran, Tokyo, Vancouver, Vladivostok and Yangon.

The Group has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2009, approximately 11.02% of all ticket sales for the Group’s scheduled flights were made by the Group’s network of sales offices and CSAHC’s associates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents a commission of 3%-9% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2009, independent sales agents accounted for approximately 88.98% of the Group’s ticket sales for its scheduled flights.

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

To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club”, and the “Egret Mileage Plus”. By the end of 2009, the Group had approximately 8,483,053 members under these programs.

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

Previously, direct flights between Taiwan and Mainland China had only been available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. The 108 direct passenger flights previously operating were all classed as charter flights. The new services comprise both regular charter and scheduled flights. The Company became the first Chinese carrier to fly nonstop to Taiwan. Previously, travelers between Taiwan and China have had to make use of intermediate stops in Hong Kong or elsewhere.

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

In the Chinese aviation industry, the three dominant airlines are the Group, Air China and China Eastern Airlines. In 2009, these three airlines together controlled approximately 69.8% of the commercial aviation market in China as measured by passengers carried.
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

The Group expects that competition in China’s commercial aviation industry will continue to be intense. The Group will also face increasing competition from alternative means of transport, such as highway and rail, as China’s transportation infrastructure improves. In particular, the so-called “Four Longitudinal and Four Horizontal” high-speed railways under construction may have a huge negative impact on the domestic commercial aviation sector once it goes into operation. 38 lines of the “Four Longitudinal and Four Horizontal” overlap with current flights of the Group, 21 of which run for a distance of less than 4 hours. If the high-speed railways go into full operation, according to the statistic of the Group, 13 out of the total 18 subsidiaries and branches of the Company involving 798 flights (i.e. to and fro flights/week) may be seriously impacted.

Relative to other Chinese airlines, however, the Group believes that it possesses certain competitive advantages. The Group has the most extensive route network and the largest number of regional route bases among Chinese airlines, which the Group believes places it in a favorable position in the route allocation process. The Group also has the largest aircraft fleet of any Chinese airline, which, together with the Group’s planned aircraft acquisitions, will permit the Group to expand its operations and to improve the deployment of the aircraft in its fleet. The Group also believes that its dominant presence in the populous and economically developed southern and central regions of China provides it with a competitive advantage in attracting new customers and that its fully integrated flight training, aircraft and engine maintenance, and air catering operations enable it to achieve and maintain high quality service to its customers. In light of increasing competition from high speed trains, the Group intends to place more flight fleet to the international routes, where the Group enjoys an advantageous market position. The Group also believes that its optimized route network, increased operational efficiency and improved service quality will attract more customers. The proposed cooperation between the Company and the high speed trains operators will also enable the Group to render a seamless air-ground service to customers which will bring a win-win suition for both the Group and the high speed trains operators.

According to CAAC statistics, the following table sets forth the Group’s market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated.

	Passenger carried		Cargo and Mail Carried (tons)		Total traffic (ton kilometers)
Year	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in thousands)	Group’s Share (% of total)	Industry Total (in billion)	Group’s Share (% of total)
2005	138.3	31.8	3,067	25.3	26.1	27.9
2006	159.7	30.8	3,494	23.4	30.6	26.4
2007	185.8	30.6	4,018	21.7	36.5	25.3
2008	192.5	30.3	4,076	20.5	37.7	24.4
2009	230.5	28.8	4,455	19.3	42.7	23.6

Domestic Routes

The Group competes against its domestic competitors primarily on the basis of flight schedule, route network, quality of service, safety, type and age of aircraft and, to a lesser extent and until recently, price. The Group competes against ten other Chinese airlines in its various domestic route markets. Of these competitors, the largest are two airlines owned or controlled by the Chinese government, and the remaining eight airlines are operated by or under the control of various Chinese provincial or municipal governments.

The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China, based on passenger volume data from CAAC statistics, in 2009.
		Cargo and Mail
Airport	Passenger carried (% of total)	Carried (% of total)	Departing flight (% of total)
Beijing	18.05%	11.33%	17.22%
Shanghai Pudong	8.68%	2.83%	9.18%
Guangzhou	49.26%	26.84%	48.73%
Shanghai Hongqiao	15.78%	18.69%	15.53%
Shenzhen	29.06%	21.96%	27.69%
Chengdu	15.01%	15.71%	13.67%
Kunming	16.91%	19.24%	15.75%
Hangzhou	37.47%	31.99%	36.06%
Xi’an	19.27%	23.03%	17.97%
Chongqing	23.12%	26.43%	21.85%

The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above), based on passenger volume data from CAAC statistics, in 2009.

		Cargo and Mail
Airport	Passenger carried (% of total )	Carried (% of total)	Departing flight (% of total)
Wuhan	44.41%	54.06%	39.91%
Changsha	45.25%	63.73%	44.35%
Haikou	26.16%	26.05%	25.21%
Sanya	27.47%	27.50%	28.28%
Zhengzhou	51.48%	63.05%	47.41%
Guilin	37.03%	47.16%	36.13%
Nanning	37.05%	36.68%	32.22%
Zhang Jia Jie	36.28%	30.54%	38.02%

Regional Routes

In 2009, the Group conducted a total of 12,227 flights on its regional routes, accounting for approximately 24.75% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China. The Group faces less competition on regional routes than that on domestic and international, and earns higher operating margin. Air China, Eastern Airlines, Air Macau, Dragon Air and Cathay Pacific Airways compete with the Group in the regional traffic markets.

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

As of December 31, 2009, Xiamen Airlines operated under its own “MF” code with a fleet of 57 aircraft on 100 domestic routes, 7 international routes and 10 regional routes. In 2009, Xiamen Airlines carried a total of about 11.12 million passengers, or approximately 16.78% of the passengers carried by the Group in that year, and had RMB7,622 million in traffic revenue.

As of December 31, 2009, Shantou Airlines operated under the Group’s “CZ” code with a fleet of ten aircraft. In 2009, under the centralized allocation of flight routes of the Group, Shantou Airlines carried a total of about 1.95 million passengers, or 2.94% of the passengers carried by the Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2009 was RMB1,422 million.
As of December 31, 2009, Chongqing Airlines operated under the “OQ” code with a fleet of seven aircraft. In 2009, under the centralized allocation of flight routes of the Group, Chongqing Airlines carried a total of about 1.41 million passengers, or 2.13% of the total number of passengers carried by the Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2009 was RMB779 million.

As of December 31, 2009, Zhuhai Airlines operated under the “CZ” code with a fleet of five aircraft. In 2009, under the centralized allocation of flight routes of the Group, Zhuhai Airlines carried a total of about 0.87 million passengers, or approximately 1.30% of the total number of passengers carried by the Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2009 was RMB673 million.

As of December 31, 2009, Guizhou Airlines operated under the “CZ” code with a fleet of eight aircraft. In 2009, under the centralized allocation of flight routes of the Group, Guizhou Airlines carried a total of about 1.52 million passengers, or approximately 2.29% of the total number of passengers carried by the Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB1,172 million for the year ended December 31, 2009.

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

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$58,581) per passenger. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. The Group believes that it maintains adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which the Group is subject to.

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

Organizational Structure

The following chart illustrates the corporate structure of the Group as of December 31, 2009 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, associates and jointly controlled entities.

Note a: Including 13% ownership interest held by CSA’s subsidiaries.

The particulars of the Group’s principal subsidiaries as of December 31, 2009 are as follows:

Name of company	Place and date of establishment /operation	Proportion of ownership interest held by the Company
Southern Airlines Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Xiamen Airlines Company Limited	PRC August 11, 1984	60%
Guizhou Airlines Company Limited	PRC November 12, 1991	60%
Chongqing Airlines Company Limited	PRC June 16, 2007	60%
Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	55%
China Southern West Australian Flying College Pty Limited	Australia January 26, 1971	91%
Guangzhou Baiyun International Logistics Company Limited	PRC July 23, 2002	61%
Xinjiang Civil Aviation Property Management Limited	PRC February 12, 2002	51.8%
China Southern Airlines Group Air Catering Company Limited	PRC December 25, 2003	100%
Nan Lung International Freight Limited	Hong Kong October 1, 1996	51%
Beijing Southern Airlines Ground Service Company Limited	PRC April 1, 2004	100%

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2009 are as follows:

		Proportion of ownership interest held by
Name of company	Place and date of establishment /operation	Group effective interest	The Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Company Limited	PRC October 28, 1989	50%	50%	—
Southern Airlines Group Finance Company Limited	PRC June 28, 1995	34%	21.1%	12.9%
Sichuan Airlines Corporation Limited	PRC August 28, 2002	39%	39%	—
MTU Maintenance Zhuhai Co., Limited	PRC April 6, 2001	50%	50%	—
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC July 10, 2002	51%	51%	—
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC September 29, 2006	50%	50%	—

Property, Plant and Equipment

For a discussion of the Group’s aircraft, see Item 4, “Information on the Company — History and development of the Company — Aircraft Acquisitions.”

The Company’s headquarters in Guangzhou occupy an area of approximately 429,833 square meters of land and a total gross floor area of approximately 653,043 square meters. The Company leases from CSAHC the land in Guangzhou on which the Company’s headquarters and other facilities are located. The Company also leases from CSAHC certain buildings mainly at the Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin and Xinjiang.

The Company’s principal properties are located at its headquarters site and at its route bases. The following table sets forth certain information with respect to the Company’s properties at its headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Buildings (in square meters )
	Owned	Leased	Owned	Leased
Guangzhou	330,163	99,670	624,667	28,376
Shenzhen	208,740	—	105,040	—
Zhuhai	170,062	—	18,791	—
Changsha	138,949	—	52,552	—
Zhengzhou	290,841	—	66,542	—
Haikou	5,265	1,711	83,923	20,917
Wuhan	—	31,061	17,335	22,831
Nanyang	—	—	18,156	60,035
Sanya	106,680	—	16,968	—
Shenyang	—	167,502	79,626	93,445
Dalian	—	14,403	20,290	33,597
Jilin	134,488	65,076	38,210	7,767
Harbin	—	286,871	36,925	3,188
Xinjiang	17,460	631,094	177,710	4,135
Guilin	72,563	—	73,379	139

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Buildings (in square meters)
	Owned	Leased	Owned	Leased
Xiamen	581,401	—	511,847	26,044
Shantou	36,931	53,000	61,468	2,773
Zhuhai	99,306	—	57,730	1,800
Guizhou	259,879	—	106,245	2,032
Chongqing	—	—	6,785	3,482

As systems for registration and transfer of land use rights and related real property interests in China have been implemented relatively recently, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters and other facilities are located and the buildings that the Company uses at its route base in Wuhan and Haikou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by the Group that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair the ability of the Group to dispose of or mortgage such land use rights and buildings. As of May 7, 2010, the Group was in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Hainan, Jilin, Dalian, Hunan, Xinjiang, Henan and Shenzhen, in which the Group has interests and for which such certificates have not been granted. The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

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

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

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

Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRSs is presented in Note 56 to the consolidated financial statements.

Overview

2009 proved to be an unusual year. In view of the complicated and ever-changing environment of China and elsewhere throughout the year, the Group prudently analyzed the changes in the market, and made quick response by putting effective measures into practice. It assured the safe operation for the whole year under its enhanced safety management. In addition, through network structure optimization, market development, additional sales activities as well as deeper strategic transformation, the Group controlled costs stricter and took advantage of all policy supports. As such, the fast growth of its operations was ensured that led to a turnaround from loss to profit for the year.

The Group secured a record of safe operation during 2009 by highlighting the importance of safety, enhancing the training and standard of safety, and intensifying the safety information management and system control. Up to December 2009, the Company had achieved records of 122 consecutive safe flight months, 6.53 million accumulated safe flight hours and 186 consecutive months of air security.

In 2009, facing the sustainable slump in the international aviation market and new conditions such as the rapid change in the domestic aviation market, the Group endeavored to react and adjust itself to the changing market. The centralized deployment of traffic capacity was strengthened with emphasis on major and high-profit markets. Moreover, we tried hard to grasp opportunities quicker and increase our income and profitability by developing major markets and making full use of all favorable opportunities, including the Lunar New Year, Canton Fairs and high seasons for the market; and making a series of actions to explore a new operation model. Such actions included pushing on with the centralized scheduling and sales management, commencing the operation of air express, implementing the electronic ticket and transport networking system, as well as strengthening the strategic cooperation.

The Group staged the activities of “Year of Branded Services Improvement Campaign” during 2009. Through enhanced operation management and improved flight on-schedule rate, our passengers were provided with more punctual and convenient services. In addition, the Group proactively explored the control model of service system, and strengthened the standardization of services. We continued to optimize the whole process and each step of services so as to improve its service capability. Also, enhancement in both highend customer service and passenger load factor of first class and business class lounges together with the new transit business of “Through Check-In” further elevated our brand value and market influence.

In 2009, the Company successfully obtained a capital injection of RMB3 billion through a non-public issue of 721,150,000 A shares to CSAHC and another non-public issue of 721,150,000 H shares to Nan Lung a foreign wholly-owned subsidiary of CSAHC. The proceeds replenished the Company’s capital and lowered the gearing ratio, thereby laying a solid foundation for improvement in the financial position as well as the future development. To further reduce the gearing ratio and financial burden and support the strategic development with funds, the Company is planning to raise an amount of RMB10 billion through non-public issues of A shares and H shares in 2010.

In 2009, the Group continued to give back to society with love and contribution in fulfilling its responsibility of corporate citizen. During 2009, our Ten Cent Care Foundation continued to sponsor poor undergraduates and provided 22 flights for specific purposes, peacekeeping, evacuation of compatriots living abroad, etc. On our principle of “Green Flight”, we continuously increased the energy utilization rate and decreased the emission of greenhouse gases through fleet upgrade, route network optimization and aircraft weight reduction.

Nevertheless, the development of the airlines industry meets with a number of challenges, such as more factors making the recovery of global economy unstable and uncertain, faster growth in the total traffic capacity of the industry, impact of substitutive services such as Express Rail, as well as sharp fluctuation in oil price.

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

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses are fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Net exchange gain decreased by RMB2,499 million, from RMB2,592 million in 2008 to RMB93 million in 2009 because the exchange rate of RMB against USD was relatively stable in 2009 while RMB appreciated significantly against USD in 2008.

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

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,			2009 vs. 2008 % increase	2008 vs. 2007 % increase
Traffic	2009	2008	2007	(decrease)	(decrease)
RPK (million)
Domestic	80,697	70,619	68,369	14.3	3.3
Regional	1,337	1,139	1,180	17.4	(3.5)
International	10,968	11,426	12,178	(4.0)	(6.2)
Total	93,002	83,184	81,727	11.8	1.8
RTK (million)
Domestic	8,342	7,392	7,219	12.9	2.4
Regional	126	110	115	14.5	(4.3)
International	1,599	1,698	1,916	(5.8)	(11.4)
Total	10,067	9,200	9,250	9.4	(0.5)
Passengers carried (thousand)
Domestic	61,130	53,063	51,326	15.2	3.4
Regional	1,276	1,220	1,339	4.6	(8.9)
International	3,875	3,954	4,238	(2.0)	(6.7)
Total	66,281	58,237	56,903	13.8	2.3
Cargo and mail carried (thousand tons)
Domestic	750	713	733	5.2	(2.7)
Regional	9	11	12	(18.2)	(8.3)
International	103	111	127	(7.2)	(12.6)
Total	862	835	872	3.2	(4.2)

	Year ended December 31,			2009 vs. 2008 %increase	2008 vs. 2007 %increase
Capacity	2009	2008	2007	(decrease)	(decrease)
ASK (million)
Domestic	105,379	93,384	89,452	12.8	4.4
Regional	1,916	1,790	1,881	7.0	(4.8)
International	16,146	17,593	18,400	(8.2)	(4.4)
Total	123,441	112,767	109,733	9.5	2.8
ATK (million)
Domestic	12,425	10,985	10,440	13.1	5.2
Regional	219	200	210	9.5	(4.8)
International	2,802	3,091	3,558	(9.3)	(13.1)
Total	15,446	14,276	14,208	8.2	0.5
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	76.6	75.6	76.4	1.3	(1.0)
Regional	69.8	63.6	62.7	9.7	1.4
International	67.9	64.9	66.2	4.6	(2.0)
Overall	75.3	73.8	74.5	2.0	(0.9)
Overall load factor (RTK/ATK) (%)
Domestic	67.1	67.3	69.1	(0.3)	(2.6)
Regional	57.7	55.0	55.1	4.9	(0.2)
International	57.1	54.9	53.8	4.0	2.0
Overall	65.2	64.4	65.1	1.2	(1.1)
Yield
Yield per RPK (RMB)
Domestic	0.53	0.59	0.60	(10.2)	(1.7)
Regional	0.75	0.84	0.91	(10.7)	(7.7)
International	0.55	0.67	0.63	(17.9)	6.3
Overall	0.54	0.61	0.61	(11.5)	0.0
Yield per RTK (RMB)
Domestic	5.36	5.90	5.89	(9.2)	0.2
Regional	8.30	9.23	9.91	(10.1)	(6.9)
International	4.52	5.47	5.03	(17.4)	8.7
Overall	5.26	5.86	5.75	(10.2)	1.9
Financial
Passenger revenue (RMB million)
Domestic	43,033	41,854	40,717	2.8	2.8
Regional	1,000	952	1,074	5.0	(11.4)
International	6,026	7,606	7,708	(20.8)	(1.3)
Total	50,059	50,412	49,499	(0.7)	1.8
Cargo and mail revenue (RMB million)	2,908	3,051	3,697	(4.7)	(17.5)

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

2009 compared with 2008

The profit attributable to equity shareholders of the Company of RMB330 million was recorded in 2009 as compared to the loss attributable to equity shareholders of the Company of RMB4,823 million in 2008, mainly due to the increase in revenue excluding fuel surcharge income and the decrease in fuel costs, which exceeded the drop in fuel surcharge income. Due to the decrease of fuel cost, the Group’s operating costs decreased sharply. The Group’s operating revenue decreased by RMB486 million or 0.9% from RMB55,288 million in 2008 to RMB54,802 million in 2009 resulting from the decrease in fuel surcharge income. Excluding the fuel surcharge income of RMB8,197 million and RMB1,986 million for 2008 and 2009, operating revenue increased from RMB47,091 million in 2008 to RMB52,816 million in 2009. Passenger load factor increased by 1.5 percentage point, from 73.8% in 2008 to 75.3% in 2009. Passenger yield (in passenger revenue per RPK) decreased by RMB0.07 or 11.5% from RMB0.61 in 2008 to RMB0.54 in 2009. Average yield (in traffic revenue per RTK) decreased by 10.2% from RMB5.86 in 2008 to RMB5.26 in 2009. Operating expenses decreased by RMB6,416 million or 10.4% from RMB61,767 million in 2008 to RMB55,351 million in 2009 due to the decrease of fuel cost from RMB23,086 million in 2008 to RMB16,390 million in 2009. As a result of the decrease in operating expenses, operating profit of RMB1,440 million was recorded in 2009 as compared to operating loss of RMB5,646 million in 2008.

Operating revenue

	2009		2008
	Operating revenue	Percentage	Operating revenue	Percentage	Change in revenue
	RMB million	%	RMB million	%	%
Traffic revenue	52,967	96.7%	53,913	97.5%	(1.8)
Including: Passenger revenue	50,059		50,412		(0.7)
– Domestic	43,033		41,854		2.8
– Hong Kong, Macau and Taiwan	1,000		952		5.0
– International	6,026		7,606		(20.8)
Cargo and mail revenue	2,908		3,501		(16.9)
Other operating revenue	1,835	3.3%	1,375	2.5%	33.5
Mainly including: Commission income	342		317		7.9
Ground service income	320		250		28.0
Expired sales in advance of carriage	350		276		26.8

Total operating revenue	54,802	100.0%	55,288	100.0%	(0.9)
Less: fuel surcharge income	(1,986)		(8,197)		(75.8)

Total operating revenue excluding fuel surcharge	52,816		47,091		12.2

Traffic revenue composition

	2009		2008
	Traffic revenue	Percentage	Traffic revenue	Percentage	Change in traffic revenue
	RMB million	%	RMB million	%	%
Passenger Revenue	50,059	94.5%	50,412	93.5%	(0.7)
Cargo and Mail Revenue	2,908	5.5%	3,501	6.5%	(16.9)
Traffic revenue	52,967	100.0%	53,913	100.0%	(1.8)

Passenger revenue composition

	2009		2008
	Passenger revenue	Percentage	Passenger revenue	Percentage	Change in passenger revenue
	RMB million	%	RMB million	%	%
Domestic	43,033	86.0%	41,854	83.0%	2.8
Hong Kong, Macao and Taiwan	1,000	2.0%	952	1.9%	5.0
International	6,026	12.0%	7,606	15.1%	(20.8)

Passenger revenue	50,059	100.0%	50,412	100.0%	(0.7)

Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 96.7% and 97.5% of total operating revenue in 2009 and 2008 respectively. Passenger revenue and cargo and mail revenue accounted for 94.5% and 5.5% respectively of the total traffic revenue in 2009. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and income from expired sales in advance of carriage.

The decrease in operating revenue was primarily due to a 0.7% decrease in passenger revenue from RMB50,412 million in 2008 to RMB50,059 million in 2009. The total number of passengers carried increased by 13.8% to 66.28 million passengers in 2009. RPKs increased by 11.8% from 83,184 million in 2008 to 93,002 million in 2009, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.61 in 2008 to RMB0.54 in 2009. Passenger revenue and passenger yield per RPK decreased mainly due to the decrease in fuel surcharge income.

Fuel surcharge income, which accounted for 3.6% and 14.8% of total operating revenue in 2009 and 2008, decreased by 75.8% or RMB6,211 million, from RMB8,197 million in 2008 to RMB1,986 million in 2009. On January 14, 2009, the National Development and Reform Commission (NDRC) and the CAAC jointly announced the suspension of the collection of passenger fuel surcharge since January 15, 2009. On November 11, 2009, the NDRC and the CAAC announced to resume the collection of fuel surcharge income and issued a new pricing mechanism, which was effective on November 14, 2009. Under the new pricing mechanism, domestic airline companies could adjust the fuel surcharge level within a prescribed range set by the pricing mechanism without prior approval of the relevant authorities. In addition, the Group reduced the fuel surcharge level of international routes in view of the decrease in fuel prices.

Domestic passenger revenue, which accounted for 86.0% of the total passenger revenue in 2009, increased by 2.8% from RMB41,854 million in 2008 to RMB43,033 million in 2009. Passenger capacity in ASKs increased by 12.8%, while domestic passenger traffic in RPKs increased by 14.3%, resulting in an increase in passenger load factor by 1.0 percentage point from 75.6% in 2008 to 76.6% in 2009. Domestic passenger yield per RPK decreased from RMB0.59 in 2008 to RMB0.53 in 2009.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.0% of total passenger revenue, increased by 5.0% from RMB952 million in 2008 to RMB1,000 million in 2009. For Hong Kong, Macau and Taiwan flights, passenger capacity in ASKs increased by 7.0%, while passenger traffic in RPKs increased by 17.4%, resulting in an increase in passenger load factor by 6.2 percentage points from 63.6% in 2008 to 69.8% in 2009. Passenger yield per RPK decreased from RMB0.84 in 2008 to RMB0.75 in 2009, mainly resulted from the decrease of fuel surcharge income and stronger competition in the region during the year.

International passenger revenue, which accounted for 12.0% of total passenger revenue, decreased by 20.8% from RMB7,606 million in 2008 to RMB6,026 million in 2009. For international flights, passenger capacity in ASKs decreased by 8.2%, while passenger traffic in RPKs decreased by 4.0%, resulting in a 3.0 percentage point increase in passenger load factor from 64.9% in 2008 to 67.9% in 2009. Passenger yield per RPK decreased by 17.9% from RMB0.67 in 2008 to RMB0.55 in 2009, mainly due to the decrease in fuel surcharge income and stronger competition in international routes during the year.

Cargo and mail revenue, which accounted for 5.5% of the Group’s total traffic revenue and 5.3% of total operating revenue, decreased by 16.9% from RMB3,501 million in 2008 to RMB2,908 million in 2009. The decrease was attributable to reduced cargo traffic demand under global financial crisis.

Other operating revenue increased by 33.5% from RMB1,375 million in 2008 to RMB1,835 million in 2009. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating expenses

Total operating expenses in 2009 amounted to RMB55,351 million, representing a decrease of 10.4% or RMB6,416 million over 2008, primarily due to the total effect of decreases in jet fuel costs and impairment on property, plant and equipment. Total operating expenses as a percentage of total operating revenue decreased from 111.7% in 2008 to 101.0% in 2009.

	2009		2008		Change in operating expenses
	RMB million	Percentage	RMB million	Percentage	%
Flight operations	29,296	52.9%	34,982	56.6%	(16.3)
Mainly including: Jet fuel costs	16,390		23,086		(29.0)
Operating lease charges	5,123		4,527		13.2
Flight personnel payroll and welfare	2,622		2,490		5.3
Maintenance	4,446	8.0%	4,890	7.9%	(9.1)
Aircraft and traffic servicing	9,169	16.6%	8,476	13.7%	8.2
Promotion and sales	4,170	7.5%	3,491	5.7%	19.5
General and administrative	1,844	3.3%	2,041	3.3%	(9.7)
Impairment on property, plant and equipment	26	0.1%	1,884	3.1%	(98.6)
Depreciation and amortisation	5,971	10.8%	5,746	9.3%	3.9
Others	429	0.8%	257	0.4%	66.9

Total operating expenses	55,351	100.0%	61,767	100.0%	(10.4)

Flight operations expenses, which accounted for 52.9% of total operating expenses, decreased by 16.3% from RMB34,982 million in 2008 to RMB29,296 million in 2009, primarily as a result of significant decrease in jet fuel costs. Jet fuel costs, which accounted for 55.9% of flight operations expenses, decreased by 29.0% from RMB23,086 million in 2008 to RMB16,390 million in 2009 mainly as a result of decrease in average fuel costs by 35.3%.

Maintenance expenses, which accounted for 8.0% of total operating expenses, decreased by 9.1% from RMB4,890 million in 2008 to RMB4,446 million in 2009. The decrease was mainly due to the decrease in number of engines repaired during the year.

Aircraft and traffic servicing expenses, which accounted for 16.6% of total operating expenses, increased by 8.2% from RMB8,476 million in 2008 to RMB9,169 million in 2009. The increase was primarily due to a 10.4% rise in landing and navigation fees from RMB6,135 million in 2008 to RMB6,772 million in 2009, due to the increase in number of flights.

Promotional and sales expenses, which accounted for 7.5% of total operating expenses, increased by 19.5% from RMB3,491 million in 2008 to RMB4,170 million in 2009, which is in line with the increase in operating revenue excluding fuel surcharge income.

General and administrative expenses, which accounted for 3.3% of the total operating expenses, decreased by 9.7% from RMB2,041 million in 2008 to RMB1,844 million in 2009. The decrease was due to stricter cost control implemented by the Group in 2009.

Impairment on property, plant and equipment decreased by RMB1,858 million from RMB1,884 million in 2008 to RMB26 million in 2009. Please see Note 20(g) to the Financial Statements for more details.

Depreciation and amortization, which accounted for 10.8% of total operating expenses, increased by 3.9% from RMB5,746 million in 2008 to RMB5,971 million in 2009, mainly due to the additional depreciation charges on aircraft delivered in 2009.

Operating profit/(loss)

Operating profit of RMB1,440 million was recorded in 2009 as compared to operating loss of RMB5,646 million in 2008. The increase in profit was mainly due to the net effect of decrease in operating revenue by RMB486 million or 0.9% in 2009, decrease in operating expenses by RMB6,416 million or 10.4% and the receipt of CAAC Infrastructure Development Fund contributions of RMB1,328 million in 2009.

Other (expenses)/income

Interest expense decreased by 24.7% from RMB1,987 million in 2008 to RMB1,497 million in 2009, mainly due to the decrease in average effective interest rate of bank and other loans and obligations under finance leases.

Net exchange gain decreased by RMB2,499 million, from RMB2,592 million in 2008 to RMB93 million in 2009 because the exchange rate of RMB against USD was relatively stable in 2009 while RMB appreciated significantly against USD in 2008.

Taxation

Income tax credit of RMB95 million was recorded in 2009 as compared to an income tax expense of RMB62 million in 2008, mainly due to the utilization of unused tax losses not recognized in prior year.

2008 compared with 2007

The loss attributable to equity shareholders of the Company of RMB4,823 million was recorded in 2008 as compared to a profit attributable to equity shareholders of the Company of RMB1,839 million in 2007. The Group experienced a slow down of growth in traffic revenue and rising operating expenses as a result of global financial crisis and increase of jet fuel cost. The Group’s operating revenue increased by RMB887 million or 1.6% from RMB54,401 million in 2007 to RMB55,288 million in 2008. Passenger load factor decreased by 0.7 percentage point, from 74.5% in 2007 to 73.8% in 2008. Passenger yield (in passenger revenue per RPK) was RMB0.61, which was unchanged from 2007. Average yield (in traffic revenue per RTK) increased by 1.9% from RMB5.75 in 2007 to RMB5.86 in 2008. Operating expenses increased by RMB8,811 million or 16.6% from RMB52,956 million in 2007 to RMB61,767 million in 2008. As a result of the increase in operating expenses which outweighed the growth in revenue, operating loss of RMB5,646 million was recorded in 2008, as compared to operating profit of RMB1,881 million in 2007.

Operating revenue

	2008		2007
	Operating revenue	Percentage	Operating revenue	Percentage	Change in revenue
	RMB million	%	RMB million	%	%
Traffic revenue	53,913	97.5%	53,196	97.8%	1.3
Including: Passenger revenue	50,412		49,499		1.8
– Domestic	41,854		40,717		2.8
– Hong Kong, Macau and Taiwan	952		1,074		(11.4)
– International	7,606		7,708		(1.3)
Cargo and mail revenue	3,501		3,697		(5.3)
Other operating revenue	1,375	2.5%	1,205	2.2%	14.1
Mainly including: Commission income	317		281		12.8
Ground service income	250		241		3.7
Expired sales in advance of carriage	276		273		1.1

Total operating revenue	55,288	100.0%	54,401	100.0%	1.6
Less: fuel surcharge income	(8,197)		(5,359)		53.0

Total operating revenue excluding fuel surcharge	47,091		49,042		(4.0)

Traffic revenue composition

	2008		2007
	Traffic revenue	Percentage	Traffic revenue	Percentage	Change in traffic revenue
	RMB million	%	RMB million	%	%
Passenger Revenue	50,412	93.5%	49,499	93.1%	1.8
Cargo and Mail Revenue	3,501	6.5%	3,697	6.9%	(5.3)

Traffic revenue	53,913	100.0%	53,196	100.0%	1.3

Passenger revenue composition

	2008		2007
	Passenger revenue	Percentage	Passenger revenue	Percentage	Change in passenger revenue
	RMB million	%	RMB million	%	%
Domestic	41,854	83.0%	40,717	82.3%	2.8
Hong Kong, Macao and Taiwan	952	1.9%	1,074	2.1%	(11.4)
International	7,606	15.1%	7,708	15.6%	(1.3)

Passenger revenue	50,412	100.0%	49,499	100.0%	1.8

Substantially all of the Group’s operating revenue is attributable to its air transport and related operations. Traffic revenue accounted for 97.5% and 97.8% of the total operating revenue in 2008 and 2007 respectively. Passenger revenue and, cargo and mail revenue accounted for 93.5% and 6.5% respectively of the total traffic revenue in 2008. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and income from expired sales in advance of carriage.

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

Operating expenses

	2008		2007		Change in operating expenses
	RMB million	Percentage	RMB million	Percentage	%
Flight operations	34,982	56.6%	29,082	54.9%	20.3
Mainly including: Jet fuel costs	23,086		18,316		26.0
Operating lease charges	4,527		4,055		11.6
Flight personnel payroll and welfare	2,490		2,226		11.9
Maintenance	4,890	7.9%	4,643	8.8%	5.3
Aircraft and traffic servicing	8,476	13.7%	8,160	15.4%	3.9
Promotion and sales	3,491	5.7%	3,421	6.5%	2.0
General and administrative	2,041	3.3%	1,874	3.5%	8.9
Impairment on property, plant and equipment	1,884	3.1%	109	0.2%	>100
Depreciation and amortisation	5,746	9.3%	5,554	10.5%	3.5
Others	257	0.4%	113	0.2%	>100

Total operating expenses	61,767	100.0%	52,956	100.0%	16.6

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

Operating (loss)/profit

Operating loss of RMB5,646 million was recorded in 2008 as compared to an operating profit RMB1,881 million in 2007. This was mainly because operating revenue increased by RMB887 million or 1.6% in 2008 while operating expenses increased by RMB8,811 million or 16.6% in the same period.

Other income/(expenses)

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

Liquidity and Capital Resources

Generally, the Group met its working capital and capital expenditure requirements through cash from its operations, the proceeds of certain long-term and short-term bank loans, capital lease financing and rebates available under certain of the Group’s aircraft leases.

In addition, the Company received approximately RMB3 billion proceeds from its non-public offerings of 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung in August 2009.

As of December 31, 2009, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB128,175 million to the Group. As of December 31, 2009, an approximate amount of RMB50,455 million was utilized. As of December 31, 2009 and 2008, the Group’s cash and cash equivalents totaled RMB4,343 million and RMB4,649 million, respectively.

Net cash inflows from operating activities in 2009, 2008 and 2007 were RMB8,959 million, RMB1,155 million and RMB6,869 million, respectively. Operating cash inflows of the Group are primarily derived from the provision of air transportation and related service for customers. The vast majority of tickets are purchased prior to the day on which transportation is provided. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and traffic servicing, etc.

Net cash used in investing activities in 2009, 2008 and 2007 was RMB14,478 million, RMB7,790 million and RMB4,844 million, respectively. Cash capital expenditures in 2009, 2008 and 2007 were RMB15,007 million, RMB8,364 million and RMB5,502 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings used in operations.

Financing activities resulted in net cash inflows/(outflows) of RMB5,213 million, RMB7,460 million and RMB(465) million in 2009, 2008 and 2007, respectively. Net cash inflow from new bank loans, short-term financing bills and repayments amounted to RMB3,750 million, RMB9,667 million and RMB2,324 million in 2009, 2008 and 2007, respectively. The additions of bank loan were used for capital expenditures and general working capital. Repayment of capital leases in 2009, 2008 and 2007 was RMB1,750 million, RMB2,335 million and RMB3,021 million, respectively, resulting from the aircraft acquisitions under capital leases.

As of December 31, 2009, the Group’s aggregate long-term bank and other loans and obligations under capital leases (including loans and capital leases obligations due within one year) totaled RMB47,633 million. In 2010, 2011, 2012, 2013 and thereafter, amounts payable under such loans and obligations will be RMB7,871 million, RMB9,718 million, RMB10,859 million, RMB3,046 and RMB16,139 million respectively. Such borrowings were denominated in United States dollars with a significant portion being floating interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies primarily results from its foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2009, the Group’s short-term bank loans were RMB11,012 million. The Group’s weighted average interest rate on short-term bank loans was 1.18% per annum as of December 31, 2009. The primary use of the proceeds of the Group’s short-term bank loans is to finance working capital and capital expenditure needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

As of December 31, 2009, the Group had obligations under operating leases totaling RMB30,366 million, predominately for aircraft. Of such amount, RMB4,028 million, RMB4,103 million, RMB4,122 million, RMB3,596 million, RMB3,286 million, and RMB11,231 million respectively, is due in 2010, 2011, 2012, 2013, 2014 and thereafter.

As of December 31, 2009, the Group had a working capital deficit of RMB28,441 million, as compared to a working capital deficit of RMB32,290 million as of December 31, 2008. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and renewal of short-term bank loans to meet its short-term liquidity and working capital needs. The decrease in the Group’s working capital deficit from 2008 to 2009 was mainly because the Group sought increased long-term bank loans to finance its aircraft acquisitions. In 2010 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditure. At December 31, 2009, the Group entered into loan financing agreements with several PRC banks to provide financing up to RMB128,175 million, of which approximately RMB50,455 million was utilized. The directors of the Company believe that the liquidity status of the Group in 2010 will be further enhanced upon completion of the non-public share subscriptions as discussed in Business Overview under Item 4. The directors of the Company believe that sufficient financing will be available to the Group.

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

As of December 31, 2009, the Group had capital commitments as follows:

	2010	2011	2012	2013	2014 and afterwards	Total
	(RMB million)
Acquisition of aircraft and related equipment	16,404	17,482	17,421	9,845	4,691	65,843
Others	1,068	601	192	-	-	1,861
Total capital commitments	17,472	18,083	17,613	9,845	4,691	67,704

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2009, the cash and cash equivalents of the Group totaled RMB4,343 million. Of such balance, 22% was denominated in US Dollars, Hong Kong Dollars, Australian Dollars, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB77,720 million, the anticipated non-public share subscription and cash generated from operations, the Group expects that it will have sufficient funding sources to meet its cash requirements in the foreseeable future.

Contractual Obligations and Commitments

The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under commitments as of December 31, 2009.

		As of December 31, 2009 Payment due by period				As of December 31, 2008
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years	Total

Short-term bank loans (note 1)	11,094	11,094	-	-	-	18,757
Long-term bank and other loans (note 1)	36,014	7,047	18,248	2,853	7,866	23,300
Short-term financing bills	-	-	-	-	-	2,094
Bills payable	3,207	3,207	-	-	-	148
Obligations under capital leases	15,812	1,972	3,812	3,432	6,596	16,036
Operating lease commitments	30,366	4,028	8,225	6,882	11,231	34,330
Aircraft purchase commitments (Note 2)	65,843	16,404	34,903	12,491	2,045	75,639
Other capital commitments	1,861	1,068	793	-	-	884
Investing commitments	-	-	-	-	-	-
Total	164,197	44,820	65,981	25,658	27,738	171,188

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2009.

Note 2 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors, Senior Management and Employees

The following table sets forth certain information concerning directors, senior management and supervisors of the Company in 2009. There were certain changes in the Company’s directors, senior management and supervisors subsequent to December 31, 2009, details of which are set forth below.

Name	Position	Gender	Age
Si Xian Min (1)	Chairman of the Board	Male	53
Li Wen Xin	Director	Male	60
Wang Quan Hua	Director	Male	56
Liu Bao Heng	Director	Male	60
Tan Wan Geng (2)	Director, President	Male	46
Zhang Zi Fang (3)	Director and Executive Vice President	Male	52
Xu Jie Bo	Director, Executive Vice President and Chief Financial Officer	Male	45
Chen Zhen You	Director	Male	58
Wang Zhi	Independent Non-executive Director	Male	68
Sui Guang Jun	Independent Non-executive Director	Male	49
Gong Hua Zhang	Independent Non-executive Director	Male	64
Lam Kwong Yu	Independent Non-executive Director	Male	66
Sun Xiao Yi	Chairman of the Supervisory Committee	Male	56
Yang Guang Hua (4)	Former Supervisor	Male	57
Li Jia Shi (5)	Supervisor	Male	49
Zhang Wei	Supervisor	Female	44
Yang Yi Hua	Supervisor	Female	50
Liang Zhong Gao	Supervisor	Male	54
Ren Ji Dong (6)	Executive Vice President	Male	45
He Zong Kai	Executive Vice President	Male	59
Liu Qian	Executive Vice President	Male	46
Dong Su Guang	Executive Vice President	Male	56
Chen Gang (7)	Executive Vice President	Male	44
Zhang Zheng Rong	Chief pilot	Male	48
Hu Chen Jie	Chief Information Officer	Male	41
Tang Bing (8)	Former Chief Engineer	Male	43
Su Liang	Chief Economist	Male	48
Zhang He Ping (8)	Current Chief Engineer	Male	57
Chen Wei Hua	Chief Legal Adviser	Male	44
Xie Bing	Company Secretary	Male	37

(1) On 12 January 2009, Mr Si Xian Min was appointed at the extraordinary board meeting as the Chairman of the Fifth Session of the Board and his resignation as the President of the Company was also approved at the meeting.

(2) On 13 January 2009, Mr Tan Wan Geng was appointed at the extraordinary board meeting as the President of the Company.

(3) On 30 June 2009, Mr Zhang Zi Fang was appointed at the 2008 annual general meeting as a director of the Fifth Session of the Board.

(4) On 30 June 2009, the resignation of Mr Yang Guang Hua as a supervisor of the Fifth Session of the Supervisory Committee was approved at the 2008 annual general meeting.

(5) On 30 June 2009, Mr Li Jia Shi was appointed at the 2008 annual general meeting as a supervisor of the Fifth Session of the Supervisory Committee.

(6) On May 7, 2009, the Board of the Company approved the appointment of Mr. Ren Ji Dong as an Executive Vice President of the Company.

(7) On August 26, 2009, the Board of the Company approved the appointment of Mr. Chen Gang as an Executive Vice President of the Company.

(8) On June 2, 2009, the Board of the Company approved the cessation of Mr. Tang Bing as the Chief Engineer of the Company, and the appointment of Mr. Zhang He Ping as the Chief Engineer of the Company.

Save as disclosed above, since January 1, 2010 through the date of this Annual Report, there has been no change to the Directors, Senior Management or Supervisors.

BOARD OF DIRECTORS

Mr. Si Xian Min is the Chairman of the Board. Mr. Si graduated with a master degree of Business Administration from School of Economics and Management of Tsinghua University, EMBA Major. Mr. Si is also an expert of political science. He began his career in civil aviation in 1975. He held positions as Director of the political division of China Southern Airlines Henan Branch, Party Secretary and Vice President of Guizhou Airlines, Deputy Party Secretary and the Secretary of the Disciplinary Committee of the Company and Party Secretary of China Northern Airlines and has been the President of the Company from October 2004 to January 2009. He has been the General Manager and Deputy Party Secretary of CSAHC and the Chairman of the Board of the Company since January 2009.

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

Mr. Wang Quan Hua is a Director of the Company. Mr. Wang graduated from the Economic Management Department of the Party School of the Central Committee of CPC, and is an economist. Mr. Wang began his career in civil aviation in 1972, and successively served as the Director of Planning Department of Guangzhou Civil Aviation Administration, the Office Director of China Southern Airlines Shenzhen Company., the Director of the Planning and Operation Division of the Company, General Manager of Strategy and Development Department of the Company, Assistant President and the Director of Planning Department of CSAHC. Since September 2009, Mr. Wang has been the Executive Vice President of CSAHC. Mr. Wang currently is also the chairman of SACM and the director of Nan Lung.

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

Mr. Tan Wan Geng is a Director and president of the Company. Mr. Tan is an engineer graduated from Economic Geography Department in Sun Yatsen University, with major in regional economy, with qualification of post graduate degree, and a master degree in economics. Mr. Tan has previously served as the Head of the Infrastructure Department and Director of Human Resources Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1990 to 1996, the Deputy Director of Human Resources Division (Personnel and Education Division) of CAAC from 1996 to 2000, and has been the Director General and Party Secretary of CAAC Northeastern Branch from December 2000 to January 2006. He has been Party Secretary of Chinese Communist Party Committee and Executive Vice President of the Company from February 2006 to January 2009, and the President of the Company since January 2009.

Mr. Zhang Zi Fang is a Director, the Party Secretary and an Executive Vice President of the Company. Mr. Zhang graduated with a master degree of Business Administration from School of Economics and Management of Tsinghua University, EMBA Major. Mr. Zhang is a senior expert of political science. Mr. Zhang served as the Deputy Commissar and subsequently the Commissar of the Pilot Corps of China Northern Airlines Company, and later on the Party Secretary of the Jilin Branch. He served as General Manager of Dalian Branch of CSAHC Northern Airlines and Director of Political Department of CSAHC. He also served as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company. He has been an Executive Vice President of the Company since December 2007 and has been the Party Secretary of the Company since February 2009. Mr. Zhang is also the Vice President of SACM.

Mr. Xu Jie Bo is a Director, Executive Vice President and Chief Financial Officer of the Company. He graduated from the management department of Tianjin University majoring in infrastructure management, and was subsequently awarded with a master degree in business administration from Hong Kong Baptist University and a master degree of Business Administration from School of Economics and Management of Tsinghua University, EMBA Major. He is also a qualified senior accountant. Mr. Xu started his career in 1986. He had ever taken up the posts of Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration. He became General Manager of the Financial Department of the Company since July 1998 and Chief Financial Officer of the Company since 2001. He has been Executive Vice President and chief accountant of the Company since August 2003. Mr. Xu is also the Chairman of Guizhou Airlines, the Vice Chairman of Xiamen Airlines, and the Vice Chairman of Sichuan Airlines Corporation Limited (“Sichuan Airlines”), an associate of the Group.

Mr. Chen Zhen You is a Director and Chairman of the Labour Union of the Company. He graduated from Hua Zhong Normal University majoring in English. Mr. Chen, an economist, holds an MBA from Murdoch University in Australia. He worked as the Vice Director of the Office of International Affairs of Guangzhou Civil Aviation Administration, Vice Director of the Office of Overseas Business of the Company and General Manager of the Department of Foreign Affairs. He was the Office Director of CSAHC and the Director of the Planning and Investment Department of CSAHC. He has been the Chairman of the Labour Union of the Company since February 2005. Mr. Chen is also the Chairman of Zhuhai Airlines.

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

Mr. Sui Guang Jun has been an independent nonexecutive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University and obtained a doctor degree in the Management of Organizations of Jinan University in 1996. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macao Economies, the Dean of corporate administration department of Jinan University and the Chief of the Post-doc Committee of Applied Economics and the Dean of Management College in Jinan University. Mr. Sui is currently the Chancellor of Guangdong University of Foreign Studies.

Mr. Gong Hua Zhang has been an independent Non-Executive Director of the Company since June 2007, used to be the Chief Accountant, vice director and director of the financial bureau of China National Petroleum Corporation, the Chief Accountant of China National Petroleum Corporation and a Director of PetroChina Company Limited. Mr. Gong also acts as a part-time professor in Tsinghua University, Nankai University, Xiamen University and China University of Petroleum, and is a professor in National Accounting Institute (Beijing).

Mr. Lam Kwong Yu has been an independent nonexecutive Director of the Company since June 2007, is an expert in the field of civil aviation. Mr. Lam used to serve as the General Manager of the Hong Kong Airport, the Vice Director and Director of the Civil Aviation Department of Hong Kong, a Director of the Airport Authority Hong Kong and the Chairman of the Aviation Advisory Board of Hong Kong. Mr. Lam is currently a member of the Selection Committee for the Hong Kong Special Administrative Region.

SUPERVISORY COMMITTEE

As required by the Company Law of the PRC and the Articles of Association of the Company, the Company has a supervisory committee (the “Supervisory Committee”) which is primarily responsible for the supervision of senior management of the Company, including the Board, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of five Supervisors. Three of the Supervisors are appointed by shareholders, and the other two Supervisors are representatives of the Company’s employees. The Supervisors serve terms of three years and may serve consecutive terms.

Mr. Sun Xiao Yi, the chairman of the Supervisory Committee of the Company, is head of Discipline Supervision Team of CSAHC. Mr. Sun graduated from the Civil Aviation University of China with a degree in Economics and Administration and is a postgraduate law student of the Party School of the Central Committee of CPC. Mr. Sun is a senior expert of political science and Economics. Mr. Sun has successively served as Vice Party Secretary of the Hubei branch of the Company, Party Secretary of the Flight Operations Department of the Company, and Vice Party Secretary of CSAHC. He has been head of Discipline Supervision Team of CSAHC since September 2002.

Mr. Li Jia Shi, a Supervisor of the Company. He graduated from the Guangdong Institute For Nationalities majoring in economic mathematics and an expert of political science. He started to work since August 1976. He served as the Head of the Organization Division of the Party Committee and the Deputy Secretary of the Disciplinary Committee of the Company from December 2003 to December 2007. He has served as the Secretary of the Disciplinary Committee of the Company since December 2007. Mr. Li currently is also the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited.

Ms. Zhang Wei, a Supervisor of the Company. She is the Director of the Audit Division of CSAHC. She graduated from Tianjin University majoring in investment skills & economics. She holds a master of science in chemical engineering. Ms. Zhang is a senior accountant. She servedas Vice General Manager of the Finance Department of the Company, and the General Manager of Southern Airlines Group Finance Company Limited, the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC. She has been the Director of the Audit Division of CSAHC since October 2008. Ms. Zhang currently is also the Chairman of the Supervisory Committee of SA Finance and SACM.

Ms. Yang Yi Hua, a Supervisor of the Company. Ms. Yang is the General Manager of the Audit Department of the Company and a Certified Internal Auditor. She has successively served as Deputy Manager of the Clearance and Settlement Office of the Financial Division of the Guangzhou Civil Aviation Administration, Manager of the Financial Office of the Company’s Financial Division, and Deputy General Manager of the Company’s Audit Department. Ms. Yang currently is also the Chairman of the Supervisory Committee of Xiamen Airlines, Guizhou Airlines, Guangzhou Baiyun International Logistic Company Limited (“Baiyun Logistic”) and Nan Lung International Freight Limited and a supervisor of Chongqing Airlines, Beijing Ground Service and SA Finance.

Mr. Liang Zhong Gao, a Supervisor and the Director of the Disciplinary Supervision Department of the Company. He is an expert of political science with university qualification. Mr. Liang once served as the Party Secretary and Deputy General Manager of the Guangzhou Sales Office of the Company, Deputy Party Secretary and Secretary of the Disciplinary Committee of the Passenger Traffic Department of the Company, Party Secretary of the Passenger Traffic Department of the Company and General Manager of the Aviation Service Quality Control Department of the Company.

SENIOR MANAGEMENT

Mr. Ren Ji Dong is the Executive Vice President of the Company. He graduated from the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA), and he is a senior engineer. He served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang Branch of the Company, the Executive Vice President of the Company from February 2005 to January 2007, and the President of the Xinjiang Branch of the Company from January 2007 to April 2009. He has served as the Executive Vice President of the Company since May 2009.

Mr. He Zong Kai is the Executive Vice President of the Company. Mr. He graduated from Beijing Foreign Language Institute majoring in French, and he is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department. He assumed the offices of the President and Deputy Party Secretary of Hubei Branch. Mr. He has been an Executive Vice President of the Company since March 2005. Currently, Mr. He is also the Chairman of Chongqing Airlines.

Mr. Liu Qian is currently the Executive Vice President of the Company. Mr. Liu graduated from China Civil Aviation Flying College with majoring inaircraft piloting. Mr. Liu served the CAAC as an assistant researcher of the piloting skills supervision division of the piloting standards department, an assistant researcher of the operation supervision division, an assistant researcher of the piloting standards department, the Deputy Head of the Piloting Standards Division of the Piloting Standards Department, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been an Executive Vice President of the Company since August 2007. Mr. Liu served as the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited, a jointly-controlled entity of the Company.

Mr. Dong Su Guang is the Executive Vice president of the Company. He graduated from Northwestern Polytechnical University majoring in aircraft design, and he is an engineer. He is an Executive Vice President of the Company. Mr. Dong used to be a Deputy General Manager of Guangzhou Aircraft Maintaining and Engineering Co., Ltd., as well as Chief Engineer and the General Manager of Aircraft Engineering Department of the Company. He has been an Executive Vice President of the Company since December 2007. Mr. Dong is also the Chairman of Shantou Airlines and Guangzhou Aircraft Maintenance and Engineering Co., Ltd. (“GAMECO”, a jointly-controlled entity of the Company).

Mr. Chen Gang, the Executive Vice President of the Company. He graduated from Zhongnan Finance and Economics University majoring in Industrial Enterprise Management and the School of Economics and Management of Tsinghua University with a master degree in Advanced Business Administration (EMBA). He began his career in 1987. He served as the Vice Director of the Enterprise Management Department, the Manager of the Planning Enterprise Management Department, the Manager of Operation Department of Henan Branch of the Company, the Vice General Manager of Henan Branch of the Company, the General Manager of Hubei Branch of the Company, and the Director and Vice Party Secretary of the Marketing Management Committee of the Company from November 2005 to August 2009. He served as the Vice General Manager of the Company since August 2009. Currently, Mr. Chen is also the Chairman of CSN – ETC E-commerce Limited and Baiyun Logistics.

Mr. Zhang Zheng Rong is the Chief Pilot of the Company. He graduated from China Civil Aviation Flying College majoring in aircraft piloting and the School of Economics and Management of Tsinghua University with a master degree in Advanced Business Administration (EMBA). Mr. Zhang used to serve as the Captain of the First Squadron of CAAC, the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron as well as the General Manager of the Aviation Safety Monitoring Division of the Company. He has been the General Manager and Deputy Party Secretary of the Guangzhou Flight Operations Division of the Company. He has been the Chief Pilot of the Company since August 2007.

Mr. Hu Chen Jie is the Chief Information Officer of the Company and graduated from Beijing University Aeronautics and Astronautics majoring in information management. Mr. Hu used to be a software engineer in the Computer Center of CAAC, a senior software engineer in Wei Hong International Technology Company (Singapore), Deputy Director of the Computer Center of the Company, a senior project manager of SITA INC. (US) and the General Manager of CSN-ETC e-Commerce Limited. He has been the Chief Information Officer of the Company since June 2007.

Mr. Su Liang is the Chief Economist of the Company, and graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Mr. Su was the Chairman of China Southern West Australian Flying College Pty Ltd (a subsidiary of the Company) and the Director of Sichuan Airlines (an associate of the Company).

Mr. Zhang He Ping is the Chief Engineer of the Company. Mr. Zhang is an engineer with university qualification. From January 2003 to May 2009, he served as the General Manager and Vice Party Secretary of the Hunan Branch of the Company. He has served as the Chief Engineer and the General Manager of the Aircraft Engineering Department of the Company since June 2009. Mr. Zhang was also the Director of GAMECO (a joint controlled entity of the Company) and the Chairman of Shenyang Northern Aircraft Maintenance Co., Ltd.

Mr. Chen Wei Hua is the Chief Legal Adviser. Mr. Chen graduated from the school of law of Peking University and the School of Economics and Management of Tsinghua University with a master degree in Advanced Business Administration (EMBA). He is a qualified solicitor in the PRC and a qualified corporate legal counsellor. Mr. Chen joined the Civil Aviation Administration of China in 1988. He then joined the CSAHC in January 1991. From 1997 to 2003, he served as Vice Director and Director of the Legal Affairs Office of the Company. Currently, he is the General Manager of the Legal Department of the Company. Mr. Chen has been the Chief Legal Adviser to the Company since January 2004. Currently, Mr. Chen is also a director of Xiamen Airlines.

Mr. Xie Bing, the Company Secretary of the Company. He graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration and a master degree of international finance from Jinan University and the University of Birmingham, Britain respectively. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Board of Director of the Company and Office of CSAHC. He has been the Secretary of the Board of Directors and the Company Secretary of the Company since November 2007.

Save as disclosed above, none of the above Director or Supervisor or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

Compensation

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2009 was RMB14,913,000. For the year ended December 31, 2009, the Company paid an aggregate of approximately RMB922,000 on behalf of its executive Directors, Supervisors and Senior Management pursuant to the SA Pension Scheme and the retirement plans operated by various municipal governments in which the Company participates.

Details of Directors’ and Supervisors’ emoluments for the year ended December 31, 2009 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Discretionary bonus RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Executive directors

Si Xian Min	-	698	-	40	738

Li Wen Xin	-	608	-	40	648

Wang Quan Hua	-	550	-	40	590

Liu Bao Heng	-	550	-	40	590

Tan Wan Geng	-	672	-	38	710

Xu Jie Bo	-	572	-	38	610

Chen Zhen You	-	572	-	38	610

Zhang Zi Fang	-	590	-	38	628

Supervisors

Sun Xiao Yi	-	550	-	40	590

Yang Guang Hua	-	407		17	424

Zhang Wei	-	345	-	40	385

Yang Yi Hua	-	266	-	38	304

Liang Zhong Gao	-	269	-	38	307

Li Jia Shi	-	118	-	19	137

Independent non-executive directors

Wang Zhi	50	-	-	-	50

Sui Guang Jun	100	-	-	-	100

Gong Hua Zhang	100	-	-	-	100

Lam Kwong Yu	88	-	-	-	88

Total	338	6,767	-	504	7,609

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

Audit Committee

The audit committee is appointed by the Board of Directors and consists of three independent non-executive Directors. The current members of the audit committee are Gong Hua Zhang, Wang Zhi and Sui Guang Jun. Gong Hua Zhang is the chairman of the audit committee. The term of office of each member will end in 2010.  A member may serve consecutive terms upon re-election.  At least once a year, the committee is required to meet with the Company’s external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit Committee held ten meetings in 2009, which were attended by all members.

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

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Gong Hua Zhang and executive Director Wang Quan Hua as members. The term of office of each member is three years. The term of office of the current members will end in 2010. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee held one meeting in 2009, which were attended by all members.

The responsibilities of the Remuneration and Assessment Committee are to make recommendations on the remuneration policy and structure for Directors and senior management of the Company, to establish regular and transparent procedures on remuneration policy development and improvement and submit the Company’s “Administrative Measures on Remuneration of Directors” and “Administrative Measures on Remuneration of Senior Management”. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages.

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2009.

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

As at December 31, 2009, the Nomination Committee consists of three members, including Si Xian Min as chairman and Wang Zhi (Independent non-executive director) and Gong Hua Zhang (Independent non-executive director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

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

The Nomination Committee held six meeting in 2009, which was attended by all members.

Employees

As of December 31, 2009, the Group had 50,412 employees, including 4,006 pilots, 7,521 flight attendants, 7,324 maintenance personnel, 6,257 sales and marketing personnel, 2,039 ground service personnel, 1,691 flight operation officers, 1,636 financial personnel and 9,860 administrative and 10,078 other personnel. All of the Group’s pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees.

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

Employee benefits

Employee benefits are all forms of considerations given and other related expenditures incurred in exchange for services rendered by employees. Except for termination benefits, employee benefits are recognized as a liability in the period in which the associated services are rendered by employees, with a corresponding increase in cost of relevant assets or expenses in the current period.

(a) Retirement benefits

Pursuant to the relevant laws and regulations of the PRC, the Group has joined a defined contribution basic retirement scheme for the employees arranged by local Labor and Social Security Bureaus. The Group makes contributions to the retirement scheme at the applicable rates ranging from 10% to 25% (2008: 9% to 24%) as required by the government organization. The contributions are charged to profit or loss on an accrual basis. When employees retire, the local Labor and Social Security Bureaus are responsible for the payment of the basic retirement benefits to the retired employees.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

Share Capital Structure

As of May 7, 2010 the total share capital of the Company was divided into 8,003,567,000 shares, of which approximately 50.24% (4,021,150,000 A Shares) was directly held by CSAHC, approximately 18.74% (1,500,000,000 A Shares) was held by other domestic shareholders, and approximately 31.02% (2,482,417,000 H Shares) was held by Hong Kong and overseas shareholders (among which, approximately 29.27% (726,500,000 H Shares) was indirectly held by CSAHC). CSAHC owns, directly and indirectly, 59.32% of the total share capital of the Company, therefore it is entitled to exercise all the rights of a controlling shareholder, including the election of executive Directors.
 Substantial Shareholders

As of May 7, 2010, the following shareholders had an interest of 5% or more in the Company’s shares:

Name	Number of Shares		Approximate Percentage of the Total Number of Shares

CSAHC	4,021,150,000 A Shares	(1)	50.24%

HKSCC Nominees Limited	1,744,633,398 H Shares	(2)	21.80%

Nan Lung	721,150,000 H Shares		9.01%

The table below sets forth, as of May 7, 2010, the following entities hold 5% or more of the total number of H Shares issued by the Company.

Name	Number of H Shares		Approximate Percentage of the Total Number of H Shares

HKSCC Nominees Limited	1,744,633,398	(2)	70.27%

Nan Lung	721,150,000	(2)	29.05%

A Shares and H Shares have identical voting rights.

(1)
CSAHC has right to acquire not more than 132,510,000 A Shares and through Nan Lung Holding Limited (a wholly-owned subsidiary of CSAHC), to acquire not more than 312,500,000 H Shares, pursuant to the A Shares subscription agreement dated March 8, 2010 entered into between the Company and CSAHC and the H Shares subscription agreement dated March 8, 2010 entered into between the Company and Nan Lung, respectively.  Both of the subscription agreements were approved by the shareholders of the Company.  The above placement and subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H shares on April 30, 2010 and are pending approval from the relevant security regulatory authorities.

(2)
Among the 1,744,633,398 H Shares held by HKSCC Nominees Limited, CSAHC had an interest in an aggregate of 5,350,000 H Shares through Asia Travel Investment Company Limited, a wholly-owned subsidiary of CSAHC in Hong Kong (representing approximately 0.2% of the then total issued H Shares).

Related Party Transactions

The Company enters into transactions from time to time with CSAHC and its associates. For a description of such transactions, see Note 45 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its associates during the year ended December 31, 2009 and up to the latest practicable date. The Company believes that these arrangements have been entered into by the Company in the ordinary course of business and in accordance with the agreements governing such transactions.

Arrangements with CSAHC

Non-Public Subscriptions

On August 20, 2009 and August 21, 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung for net cash considerations of RMB2,259 million and RMB721 million, respectively.

On March 8, 2010, the board of the Company approved (i) the placement of not more than 1,766,780,000 new A shares to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CSAHC, at the same subscription price of not less than RMB5.66 per A share; and (ii) the placement of not more than 312,500,000 new H shares to Nan Lung, at the subscription price of not less than HKD2.73 per H share.

On the same date, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share.  In addition, the Company and Nan Lung entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HKD2.73 per H share. The above placement and subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H shares on April 30, 2010 and are pending approval from the relevant security regulatory authorities.

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

Leases

The Group as lessee and CSAHC as lessor have entered into the following lease agreements:

(1)
On December 19, 2006, the Company entered into a master lease agreement with CSAHC with a term valid from January 1, 2006 to December 31, 2008 (“Lease Agreement”). The Company renewed the Lease Agreement with CSAHC on December 29, 2008. Pursuant to the Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as “Shashi”) and Nanyang as well as some additional locations in Beijing, Shanghai, Changsha, Shenyang, Dalian, Harbin and Changchun, etc.. The Lease Agreement is valid from January 1, 2009 to December 31, 2011 and the annual rents payable to CSAHC under the Lease Agreement for 2009, 2010 and 2011 are RMB37,148,660, RMB39,006,093 and RMB40,956,397.65 respectively.

For the year ended December 31, 2009, the rent incurred by the Group amounted to RMB37,148,660 pursuant to such Lease Agreement.

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

For the year ended December 31, 2009, the rents for land lease and property lease incurred by the Group amounted to RMB21,817,145.00 and RMB48,474,632.77 respectively pursuant to such lease agreement.

Arrangements with CSAHC’s Associates

Southern Airlines (Groups) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC

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

For the year ended December 31, 2009, the agency fee incurred by the Group to SAIETC in respect of the import and export of above service was RMB67,936,000.

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

As the Advertising Agency Framework Agreement had expired and the transactions contemplated under the Advertising Agency Framework Agreement would continue to be entered into on a recurring basis with an expansion of scope between the parties, the Company has entered into the Media Services Framework Agreement on May 11, 2010 for a term of three years from January 1, 2010 to December 31, 2012. Pusuant to the agreement, SACM will provide the following services to the Group: (1) exclusive advertising agency services, including the design, production, broadcast and agency of international and domestic screen, print, outdoor and other forms of advertisement; (2) the plotting, purchase and production of in-flight TV and movie program agency services; (3) public relations services relating to recruitment of airhostess, including organising and implementation of the promotional recruitment activities, on-site recruitment activities, and production of promotional advertising program; and (4) services relating to the distribution of newspapers and magazines issued by SACM within places of the Company services. As set forth in the agreement, the revised transaction cap for 2010, 2011 and 2012 were RMB40,000,000, RMB48,000,000 and RMB58,000,000, respectively.

For the year ended December 31, 2009, the advertising fees incurred by the Group to SACM for the advertising services amounted to RMB20,868,000.

SA Finance which is 66% controlled by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company

On November 15, 2007, the Company renewed the Financial Services Framework Agreement with SA Finance for a term of three years starting from January 1, 2008 to December 31, 2010.

Under such agreement, SA Finance agrees to provide to the Gruop deposit and loan services. SA Finance shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People’s Bank of China. The Group’s deposits placed with SA Finance were re-deposited in a number of banks. SA Finance has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the aggregate of share capital, reserves and total deposits of other companies (excluding the Group). The rates should be determined on an arm’s length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties agreed that the balance of the Group’s deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB2,600,000,000, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5,000,000.

As of December 31, 2009, the Group’s deposits placed with SA Finance amounted to RMB862,015,000.

Freight Agency Agreement

The Company has entered into Ticket Agency Agreements with several subsidiaries of CSAHC (the “Agents”) for the sale of the Group’s air tickets. The Agents charge commission with reference to the prevailing market rate. Besides, the Company has other air ticket sales agents in China who also charge commission at the same rates. The Agents also act as the ticket sales agents of other airline companies in China, and charge commission at the same rates offered to the Group.

The Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited (“PCACL”), a wholly-owned subsidiary of CSAHC have entered into the Framework Agreement on Expanded Businesses Including the Sale of Air Tickets, the Airfreight Forwarding Services, Chartered Flight and Pallets Agency Services, Delivery Services For the Outside Storage Area and the Relevant Internal Operation Services For the Inside Storage Area of China Southern Airlines Company Limited dated January 10, 2008 (the “Freight Agency Agreement”), which is valid from January 1, 2008 to December 31, 2010. Pursuant to the Freight Agency Agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. The annual transaction cap of the sales value shall not exceed RMB250,000,000.

For the year ended December 31, 2009, the amount of ticket and cargo sales of the Group conducted through the above Agents was RMB182,019,000.

Guangzhou China Southern Airlines Property Management Company Limited (the “GCSAPMC”), which is 100% owned by CSAHC

The Company and GCSAPMC entered into a Framework Agreement for the Engagement of Property Management (“Property Management Framework Agreement”) dated January 1, 2006 to engage GCSAPMC to provide property management and improvement service for a term of three years. Pursuant to the agreement, the Company has appointed GCSAPMC to provide management and maintenance services for the Company’s headquarters in Guangzhou and to provide maintenance and management services for the 110KV transformer substation to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment. The fee charging schedule (or charge standard) shall be determined on an arm’s length basis between both parties, and shall not be higher than the one charged by any independent third parties in the similar industry. The annual cap for the Property Management Framework Agreement is set at RMB47,010,000. The Company renewed the Property Management Framework Agreement with GCSAPMC on December 29, 2008 for a term of three years from January 1, 2009 to December 31, 2011, and there is no change in the scope of services and the annual caps.

For the year ended December 31, 2009, the property management and maintenance fee incurred by the Group amounted to RMB19,471,000 pursuant to the Property Management Framework Agreement.

Disposal of Equity Interest

A resolution was passed at the board meeting of the Company on September 28, 2009, pursuant to which the Company was approved to transfer its 50% equity interests in MTU to CSAHC by way of agreement. The resolution also authorized the Executive Directors of the Company to execute the relevant equity interest transfer agreement. The Company entered into an equity interest transfer agreement with CSAHC on September 28, 2009. The transfer was considered and approved by the Independent Shareholders of the Company at the second extraordinary general meeting in 2009. Pursuant to the agreement, the Company transferred its 50% equity interests in MTU to CSAHC at a consideration of RMB1,607,850,000.

As at December 31, 2009, the sale was approved by the State Owned Assets Supervision and Administration Commission of the PRC and shareholders of the Company and was pending approval by the Ministry of Commerce of the PRC. The sale was subsequently approved by the Ministry of Commerce of the PRC in January 2010, and the Company received the acquisition consideration from CSAHC in full in February 2010.

Others

On May 7, 2009, the Company entered into the Airline Service Agreement with TravelSky Technology Limited (“TravelSky”) for the period from January 1, 2009 to December 31, 2009.  In December 2009, the Company and TravekSky agreed to extend the term of the Airline Service Agreement for the period from January 1, 2010 to December 31, 2010. Mr. Wang Quan Hua, a director of the Company also serves directorship in TravelSky, which is a provider of information technology solutions for aviation and travel industry.  Pursuant to the agreement, TravelSky agrees to provide to the Company with flight control system services, electronic travel distribution system services, ticket-reservation system extended services and civil aviation and commercial data network services.  In return, the Company pays service fees to TravelSky with reference to the standard rate set by CAAC.  Such transaction has been approved by the Board of the Company and will be submitted for approval at the General Meeting of the Shareholders. The total service fee paid by the Company to TravelSky for 2009 was RMB357 million.

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

Dividend Information

No interim dividend was paid during the year ended December 31, 2009. The Board of Directors does not recommend the payment of a final dividend in respect of the year ended December 31, 2009.

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

	The Hong Kong Stock Exchange Price per H Share (HK$)		The New York Stock Exchange Price per ADR (US$)		The Shanghai Stock Exchange Price per A Share (RMB)
	High	Low	High	Low	High	Low

Annual Market Prices

Fiscal Year ended December 31, 2005	3.10	1.83	19.93	11.68	5.30	2.23

Fiscal Year ended December 31, 2006	3.42	1.60	22.43	10.51	4.09	2.24

Fiscal Year ended December 31, 2007	13.90	3.25	94.48	20.81	28.73	4.26

Fiscal Year ended December 31, 2008	10.44	0.83	65.31	5.56	28.68	2.72

Fiscal Year ended December 31, 2009	2.99	1.14	19.45	7.09	7.22	3.28

Quarterly Market Prices

Fiscal Year ended December 31, 2008

First Quarter	10.44	5.13	65.31	33.96	28.68	12.98

Second Quarter	6.16	3.10	41.48	19.79	16.61	6.79

Third Quarter	3.70	1.40	23.22	9.03	8.46	3.18

Fourth Quarter	1.64	0.83	10.06	5.56	4.03	2.72

Fiscal Year ended December 31, 2009

First Quarter	1.57	1.14	10.18	7.09	5.61	3.28

Second Quarter	2.40	1.62	15.45	10.67	6.33	5.11

Third Quarter	2.99	2.02	19.45	12.75	7.22	4.96

Fourth Quarter	2.88	2.24	18.86	14.35	6.49	5.15

Monthly Market Prices

November 2009	2.88	2.24	18.86	14.42	6.49	5.29

December 2009	2.78	2.36	18.05	15.36	6.21	5.62

January 2010	2.84	2.47	18.42	15.98	6.44	5.84

February 2010	2.98	2.58	18.14	16.36	6.62	6.10

March 2010	3.57	2.98	22.57	20.28	7.55	6.59

April 2010	4.09	3.48	26.38	22.58	9.20	7.53

May 2010 (up to May 7, 2010)	4.09	3.70	25.95	23.26	8.84	7.77

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

Objects and Purpose

Pursuant to the Article 18 of the Articles of Association, the scope of business of the Company includes: (I) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (II) undertaking general aviation services; (III) provision of aircraft repair and maintenance services; (IV) acting as agent for other domestic and international airlines; (V) provision of air catering services; (VI) provision of hotel business; (VII) acting as sale agent for aircraft leasing and aviation accident insurance; (VIII) engaging in other airline or airline-related business, including advertising for such services; and (IX) insurance agency business. (subject to approved of State Administration of Industry and Commerce).

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

Pursuant to Article 28 of the Articles of Association, Domestic-Invested Shares issued by the Company are called “A Shares”. Overseas-Listed Foreign-Invested Shares issued by the Company and listed in Hong Kong are called “H Shares”. H Shares are shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited, the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States of America in the form of ADR.

Following the issuance of 721,150,000 new A Shares to CSAHC and 721,150,000 new H Shares to Nan Lung, which were completed on August 20, 2009 and August 21, 2009, respectively, the Company has issued a total of 8,003,567,000 ordinary shares, of which approximately 50.24% (4,021,150,000 A Shares) was directly held by CSAHC, approximately 18.74% (1,500,000,000 A Shares) was held by other domestic shareholders, and approximately 31.02% (2,482,417,000 H Shares) was held by Hong Kong and overseas shareholders (among which, approximately 29.27% (726,500,000 H Shares) was indirectly held by CSAHC).

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

The holders of the Domestic Shares and holders of Overseas Listed Foreign Shares are deemed to be shareholders of different classes.

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

There are two types of shareholders’ general meetings: annual general meetings and extraordinary general meetings. Shareholders’ general meetings are convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year.

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

When the Company convenes a shareholders’ general meeting, written notice of the meeting is given forty five days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty days before the date of the meeting.

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

Cash dividends policy

Pursuant to Article 268 of the Articles of Association, in the event of distribution of dividend by way of cash, the accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. Where the Company makes a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may not distribute dividend by way of cash in the same year.

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

(a)
Pursuant to the Aircraft General Terms Agreement dated January 20, 2010 between the Company and Airbus S.A.S.  and A320 Family Aircraft Purchase Agreement dated January 20, 2010 between the Company and Airbus SNC, the Company agreed to purchase 20 Airbus A 320 series aircraft from Airbus SNC in accordance with the terms and conditions thereof. According to the information provided by Airbus SNC, the catalogue price of an Airbus A320 aircraft is US$ 76.9 million. Such catalogue price includes price for airframe and engine. The aggregate consideration for the acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The Airbus Aircraft will be delivered in stages to the Company during the period commencing from 2011 to 2013.

(b)
Pursuant to a Transfer Agreement dated September 28, 2009 and a Supplemental Transfer Agreement dated December 29, 2009 entered into between the Company and CSAHC, the Company agreed to sell and CSAHC agreed to acquire the 50% equity interest in MTU, a jointly controlled entity of the Company, at a consideration of US$235.47 million. The sale was approved by the Company’s shareholders in an extraordinary general meeting held on November 27, 2009. The sale was approved by the State Owned Assets Supervision and Administration Commission of the PRC and the Ministry of Commerce of the PRC subsequently, and the Company received the acquisition consideration from CSAHC in full in February 2010.

(c)
Pursuant to the Agreement entered into by and among the Company, CSAHC, MTU and MTU Aero Engines GmbH on September 28, 2009, the Company agreed to continue to perform certain existing obligations, in particular, the exclusive maintenance undertaking, under the JV Contract to ensure the continuity and stability of the business of MTU.

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

As a result of the new corporate income tax law, the statutory corporate income tax rate currently adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from January 1, 2008.  Pursuant to new corporate income tax law, the corporate income tax rates of entities that previously enjoyed preferential tax rates of 15% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

Dividends

The new corporate income tax law and its relevant regulations generally provides for the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

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

Capital Gains from Transfer or Disposition of Shares

The new corporate income tax law and its relevant regulations generally provides that a non-resident enterprise is subject to a 10% capital gains tax for the transfer or disposition of shares of a Chinese company.

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

The Company believes that it was not a PFIC for the taxable year 2009. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2010 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, the Company would be a PFIC for the taxable year 2009 if the sum of its average market capitalization, which is its share price multiplied by the total amount of its outstanding shares, and its liabilities over that taxable year is not more than twice the value of its cash, cash equivalents, and other assets that are readily converted into cash.

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

You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330. Copies of this material may also be obtained for the Company’s website at http:// www.csair.com.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Group’s earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage the Group’s exposure to the fluctuations in domestic jet fuel prices. The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB1,639 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 49(e) to the Financial Statements.

The Group is subject to market risks due to fluctuations in interest rates. The majority of the Group’s borrowing is in the form of long-term fixed-rate and variable-rate debts with original maturities ranging from three to twelve years. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. From time to time, the Group may enter into interest rate swaps designed to mitigate exposure relating to interest rate risks. No such contract was outstanding as of December 31, 2009. The sensitivity analysis of interest rate risk is disclosed in Note 49(b) to the Financial Statements.

The Group is also exposed to foreign currency risk as a result of its aircraft and flight equipment being sourced from overseas suppliers. Specifically, the Group’s foreign currency exposure relates primarily to its foreign currency long-term bank and other loans used to finance such capital expenditures and its capital commitments. Subject to certain restrictive conditions imposed by the SAFE, the Group may, from time to time, enter into foreign exchange forward option contracts to mitigate its foreign currency exposures. As at December 31, 2009, the Group had two outstanding foreign exchange forward option contracts of notional amount ranging from US$34 million to US$68 million. The contracts are to buy US Dollars by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. At December 31, 2009, the fair value of these foreign exchange forward option contracts was liabilities of approximately RMB44 million. The sensitivity analysis of foreign currency risk is disclosed in Note 49(c) to the Financial Statements.

As of December 31, 2009, the Group operated a total of 203 aircraft under operating leases and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks; however, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under capital leases and operating leases are disclosed in Note 35 and Note 50 to the Financial Statements, respectively.

The following table provides information regarding the Group’s material interest rate sensitive financial instruments as of December 31, 2009 and 2008:

	As of December 31, 2009								As of December 31, 2008
	Expected maturity date
	2010	2011	2012	2013	2014	Thereafter	Total recorded amount	Fair value(2)	Total recorded amount	Fair value(2)
Fixed-rate bank and other loans in US$	182	79	59	62	65	325	772	795	994	1,036

Average interest rate	4.81%	3.70%	3.70%	3.70%	3.70%	3.70%

Variable-rate bank and other loans in US$	15,355	4,450	8,842	1,591	875	7,286	38,399	38,399	25,352	25,352

Average interest rate	1.08%	1.18%	1.19%	1.14%	1.07%	1.16%

Variable-rate bank and other loans in HKD	-	-	-	-	-	-	-	-	17	17

Average interest rate	-	-	-	-	-	-

Fixed-rate bank and other loans in RMB	-	-	-	-	-	-	-	-	2,224	2,224

Average interest rate	-	-	-	-	-	-	-	-	-	-

Variable-rate bank and other loans in RMB	1,915	3,694	524	20	-	-	6,153	6,153	11,020	11,020

Average interest rate	4.77%	4.88%	4.95%	5.00%	-%	-	-	-	-	-

Fixed-rate short-term financing bills in RMB	-	-	-	-	-	-	-	-	2,000	2,000

Average interest rate	-	-	-	-	-	-	-	-	-	-

Fixed-rate bills payable in RMB	3,202	-	-	-	-	-	3,202	3,202	148	148

Average interest rate	2.26%	-	-	-	-	-	-	-	-	-

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2009 and 2008.

The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2009 and 2008:

	As of December 31, 2009								As of December 31, 2008
	Expected maturity date
	2010	2011	2012	2013	2014	Thereafter	Total recorded amount	Fair value(1)	Total recorded amount	Fair value(1)

Fixed-rate bank and other loans In US$	182	79	59	62	65	325	772	795	994	1,036

Variable-rate bank and other loans In US$	15,355	4,450	8,842	1,591	875	7,286	38,399	38,399	25,352	25,352

Variable-rate bank and other loans in HKD	-	-	-	-	-	-	-	-	17	17

Capital commitment in US$	16,404	17,482	17,421	9,845	2,646	2,045	65,843	65,843	75,639	75,639

(1)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2009 and 2008.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.	DEBT SECURITIES

Not applicable.

B.	AMERICAN DEPOSITARY SHARES

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Bank of New York Mellon collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Bank of New York Mellon may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Bank of New York Mellon may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary orits agents for servicing the deposited securities	• As necessary

Fees and Payments from the Depositary to Us

In 2009, the Company received from the depositary a reimbursement of US$103,183.92, net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by the Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of its service to the Company, the Bank of New York Mellon wavied a total amout of US$135,351.49 for the standard costs associated with the administration of the ADS program in 2009.

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

(b)           Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

We have audited the internal control over financial reporting of China Southern Airlines Company Limited (the “Company”) as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Southern Airlines Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of The Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Southern Airlines Company Limited and its subsidiaries (collectively, the “Group”) as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2009, and our report dated April 12, 2010, except for Note 52(a), which is as of April 30, 2010, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Group’s adoption of IFRS 8, Operating segments.

/s/ KPMG

Hong Kong, China
April 12, 2010

(d)	Changes in internal control over financial reporting

During the year ended December 31, 2009, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Board of Directors has determined that Mr. Gong Hua Zhang qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Gong Hua Zhang satisfies as an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the US Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. See “Item 6 Directors, Senior Management and Employees — Directors and Senior Management”.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of the Company’s principal accountants and all other fees billed for products and services provided by the Company’s principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2008 and 2009:

	Audit Fees		Audit-Related Fees		Tax Fees		Other Fees

2008	RMB	10.8 million	RMB	5.0 million	RMB	0.55 million		-

2009	RMB	11.2 million	RMB	5.0 million	RMB	0.25 million	RMB	0.3 million

Audit-related fees

Review of the Group’s 2008 interim financial report prepared under IFRSs and 2009 interim financial report prepared under IFRSs.

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

 ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The Company and its associates have not purchased any issued common shares of the Company during 2009 and up to the date of this Annual Report.

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

Director Independence

A listed company must have a majority of independent directors on its board of directors. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).  In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

Director Independence

The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

Executive Sessions The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Executive Sessions No similar requirements.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.

The nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management, and evaluate the performance of the committee every year.

Nominating/Corporate Governance Committee

The Company has established a nominating committee.  As at December 31, 2009, the Nomination Committee consists of three members, Messrs Si Xian Min, Wang Zhi (Independent non-executive Director) and Gong Hua Zhang (Independent non-executive Director).   Mr. Si Xian Min was appointed as the chairman of the Nomination Committee on March 11, 2009.   The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of directors and executives and give advice to the Board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to the Board.

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

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment incentive plans, certain awards and plans in the context of mergers and acquisitions.

Shareholder Approval of Equity Compensation Plans

The relevant regulations of China require the board of directors to propose plans and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers is subject to approval by the board  and disclosed to the public upon the approval of the board of directors. The approval of director compensation and compensation plan of executive officers of the Company satisfies relevant domestic requirements.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director responsibilities, director access to management and , as necessary and appropriate, independent advisors, director compensation, director orientation continuing education, management succession and annual performance evaluation of the board of directors, etc.
Corporate Governance Guidelines CSRC has issued the Corporate Governance Rules, with which the Company has complied.

Certification Requirements

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any material non-compliance with any applicable provisions of Section 303A.

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.
Certification Requirements There are no similar requirements under the domestic corporate governance rules in China.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

Reference is made to pages F-1 to F-88.

ITEM 19. EXHIBITS.
Index to Exhibits

Exhibit No.	Description of Exhibit
1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (1)

4.1	Form of Director’s Service Agreement (2)

4.2	Form of Non-Executive Director’s Service Agreement (3)

4.3	Aircraft General Terms Agreement entered into by and between Airbus S.A.S. and China Southern Airlines Company Limited on January 20, 2010 *

4.4	A320 Family Aircraft Purchase Agreement entered into by and between the Company and Airbus SNC on January 20, 2010 *

4.5	A Shares Subscription Agreement entered into by and between the Company and CSAHC on December 10, 2008(4)

4.6	H Shares Subscription Agreement entered into by and between the Company and Nan Lung Holding Limited on December 10, 2008(5)

4.7	A Shares Subscription Agreement entered into by and between the Company and CSAHC on March 8, 2010

4.8	H Shares Subscription Agreement entered into by and between the Company and Nan Lung Holding Limited on March 8, 2010

4.9	Transfer Agreement entered into by and among the Company, CSAHC, MTU and MTU Aero Engines GmbH on September 28, 2009

4.10	Transfer Agreement for the 50% Equity Interest in MTU between CSAHC and the Company on September 28, 2009

8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (included in Exhibit 4.1)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer
*   Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1) Incorporated by reference to the Exhibit 1.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009

(2) Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(3) Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(4) Incorporated by reference to the Exhibit 4.8 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009

(5) Incorporated by reference to the Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Income Statements
for the years ended December 31, 2009, 2008 and 2007	F-2
Consolidated Statements of Comprehensive Income for the years ended December 31, 2009, 2008 and 2007	F-4
Consolidated Balance Sheets at December 31, 2009 and 2008	F-5
Consolidated Statements of Changes in Equity
for the years ended December 31, 2009, 2008 and 2007	F-7
Consolidated Cash Flow Statements
for the years ended December 31, 2009, 2008 and 2007	F-9
Notes to Consolidated Financial Statements	F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Southern Airlines Company Limited

We have audited the accompanying consolidated balance sheets of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

As discussed in Note 3 to the consolidated financial statements, the Group has changed its presentation of segment information with retrospective effect due to the adoption of IFRS 8, Operating segments.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 12, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China
April 12, 2010, except for Note 52(a), which is as of April 30, 2010

Consolidated Income Statements for the years ended December 31, 2009, 2008 and 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2009	2008	2007
		RMB million	RMB million	RMB million
Operating revenue
Traffic revenue	4	52,967	53,913	53,196
Other operating revenue	5	1,835	1,375	1,205
Total operating revenue		54,802	55,288	54,401

Operating expenses
Flight operations	6	29,296	34,982	29,082
Maintenance	7	4,446	4,890	4,643
Aircraft and traffic servicing	8	9,169	8,476	8,160
Promotion and sales	9	4,170	3,491	3,421
General and administrative	10	1,844	2,041	1,874
Impairment on property, plant and equipment	20(g)	26	1,884	109
Depreciation and amortisation	11	5,971	5,746	5,554
Others		429	257	113
Total operating expenses		55,351	61,767	52,956
Other net income	15	1,989	833	436

Operating profit/(loss)		1,440	(5,646)	1,881
Interest income		68	103	73
Interest expense	13	(1,497)	(1,987)	(2,291)
Share of associates’ results	22	69	(12)	57
Share of jointly controlled
entities’ results	23	214	170	123
Gain/(loss) on derivative
financial instruments, net		45	(124)	90
Exchange gain, net		93	2,592	2,832
Gain on sale of other investments in equity securities		-	-	107
Gain on sale of a jointly controlled entity		-	143	-
Gain on sale of equity interest in subsidiaries		-	37	7

Profit/(loss) before taxation		432	(4,724)	2,879
Income tax credit/(expense)	16	95	(62)	(847)
Profit/(loss) for the year		527	(4,786)	2,032

Consolidated Income Statements for the years ended December 31, 2009, 2008 and 2007 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2009			2008	2007
		RMB million			RMB million	RMB million
Attributable to:
Equity shareholders of the
Company			330		(4,823)		1,839
Minority interests			197		37		193

Profit/(loss) for the year			527		(4,786)		2,032

Earnings/(loss) per share	19
Basic and diluted		RMB	0.05	RMB	(0.74)	RMB	0.28
The notes on pages F-11 to F-88 form part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income for the years ended December 31, 2009, 2008 and 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2009	2008	2007
		RMB million	RMB million	RMB million

Profit/(loss) for the year		527	(4,786)	2,032

Other comprehensive income
for the year (after tax and
reclassification adjustments):

Available-for-sale securities:
net movement in the fair value
reserve	17	30	(192)	218

Total comprehensive income
for the year		557	(4,978)	2,250

Attributable to:
Equity shareholders of the
Company		349	(4,988)	2,022
Minority interests		208	10	228

Total comprehensive income
for the year		557	(4,978)	2,250

The notes on pages F-11 to F-88 form part of these financial statements.

Consolidated Balance Sheets at December 31, 2009 and 2008
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2009	2008
		RMB million	RMB million
Non-current assets
Property, plant and equipment, net	20	63,673	53,237
Construction in progress	21	18,059	17,321
Lease prepayments		516	531
Interest in associates	22	257	235
Interest in jointly controlled entities	23	728	1,048
Other investments in equity securities	24	166	166
Lease deposits		564	563
Available-for-sale equity securities	25	93	114
Deferred tax assets	26	479	167
Other assets	27	558	412
		85,093	73,794

Current assets
Inventories	29	1,256	1,229
Trade receivables	30	1,359	1,317
Other receivables		1,408	1,371
Prepaid expenses and other current assets		711	620
Amounts due from related companies	38	51	11
Pledged bank deposits	33(j)	-	51
Cash and cash equivalents	31	4,343	4,649
		9,128	9,248
Asset classified as held for sale	32	529	-
		9,657	9,248

Current liabilities
Financial liabilities	28	44	116
Bank and other loans	33	17,452	22,178
Short-term financing bills	34	-	2,000
Obligations under finance leases	35	1,431	1,781
Trade and bills payables	36	4,992	1,353
Sales in advance of carriage		2,196	2,244
Deferred revenue	37	316	261
Income tax payable		44	120
Amounts due to related companies	38	94	102
Accrued expenses	39	8,153	8,420
Other liabilities	40	3,376	2,963
		38,098	41,538

Net current liabilities	49	(28,441)	(32,290)

Total assets less current liabilities		56,652	41,504

Consolidated Balance Sheets as at December 31, 2009 and 2008 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2009	2008
		RMB million	RMB million
Non-current liabilities and deferred items
Bank and other loans	33	27,875	17,429
Obligations under finance leases	35	11,887	11,157
Deferred revenue	37	594	445
Provision for major overhauls	41	953	945
Provision for early retirement benefits	42	148	179
Deferred benefits and gains		1,080	1,109
Deferred tax liabilities	26	853	761
		43,390	32,025

Net assets		13,262	9,479

Capital and reserves
Share capital	43	8,003	6,561
Reserves	44	2,348	460
Total equity attributable to equity
shareholders of the Company		10,351	7,021
Minority interests		2,911	2,458
Total equity		13,262	9,479

The notes on pages F-11 to F-88 form part of these consolidated financial statements.

Consolidated Statements of Changes in Equity for the years ended December 31, 2009, 2008 and 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
					(Accumulated
				Other	losses) /
	Share	Share	Fair value	reserves	retained		Minority	Total
	capital	premium	reserves	RMB	earnings	Total	interests	equity
	RMB	RMB	RMB	million	RMB	RMB	RMB	RMB
	million	million	million	(Note (a))	million	million	million	million

Balance at January 1, 2007	4,374	5,325	-	603	(465)	9,837	1,915	11,752
Changes in equity for 2007:
Paid in capital from minority
equity holders of a subsidiary	-	-	-	-	-	-	240	240
Acquisition of Nan Lung
Freight and Air Catering
(Note 48(b))	-	-	-	-	-	-	80	80
Disposal of equity interest in
a subsidiary to minority
shareholders
(Note 48(c))	-	-	-	-	-	-	(8)	(8)
Distributions to minority
shareholders	-	-	-	-	-	-	(8)	(8)
Share of an associate’s
reserves movement	-	-	-	4	-	4	-	4
Total comprehensive income
for the year	-	-	183	-	1,839	2,022	228	2,250

Balance at December 31,
2007 and January 1, 2008	4,374	5,325	183	607	1,374	11,863	2,447	14,310

Changes in equity for 2008:
Bonus share issue (Note 43(a))	2,187	(2,187)	-	-	-	-	-	-
Acquisition of China Southern
West Australian Flying
College Pty Limited
(Note 45(c)(xv))	-	-	-	(5)	-	(5)	-	(5)
Disposal of partial equity interest in
a subsidiary to minority
shareholders	-	-	-	-	-	-	24	24
Distributions to minority
shareholders	-	-	-	-	-	-	(28)	(28)
Government contributions
(Note 44(d))	-	-	-	151	-	151	5	156
Total comprehensive income
for the year	-	-	(165)	-	(4,823)	(4,988)	10	(4,978)

Balance at December 31, 2008
and January 1, 2009	6,561	3,138	18	753	(3,449)	7,021	2,458	9,479

Changes in equity for 2009:
Issuance of shares (Note 43(a))	1,442	1,538	-	-	-	2,980	-	2,980
Paid in capital from minority
equity holders of subsidiaries
(Note (b))	-	-	-	-	-	-	261	261
Liquidation of subsidiaries	-	-	-	-	-	-	(6)	(6)
Distributions to minority
shareholders	-	-	-	-	-	-	(10)	(10)
Government contributions
(Note 44(d))	-	-	-	1	-	1	-	1
Total comprehensive income
for the year	-	-	19	-	330	349	208	557
Balance at December 31, 2009	8,003	4,676	37	754	(3,119)	10,351	2,911	13,262

Consolidated Statements of Changes in Equity for the years ended December 31, 2009, 2008 and 2007 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

Note (a):	Other reserves represent statutory surplus reserve, discretionary surplus reserve and others. Details are set out in Note 44.

Note (b):
In 2009, the minority equity holders of certain subsidiaries of the Company injected cash of RMB242 million and assets of RMB19 million in respect of their shares of the registered capital in these subsidiaries.

The notes on pages F-11 to F-88 form part of these consolidated financial statements.

Consolidated Cash Flow Statements for the years ended December 31, 2009, 2008 and 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2009	2008	2007
		RMB million	RMB million	RMB million
Operating activities
Cash generated from operations	31(b)	11,232	4,256	9,698
Interest received		68	103	73
Interest paid		(2,131)	(2,805)	(2,814)
Income tax paid		(210)	(399)	(88)
Net cash generated from
operating activities		8,959	1,155	6,869

Investing activities
Proceeds from disposal of
property, plant and
equipment		320	312	288
Proceeds from sale of available-
for-sale equity securities		138	-	-
Proceeds from sale of a jointly
controlled entity		-	210	-
Proceeds from sale of equity
interest in subsidiaries		-	61	-
Proceeds from sale of other
investments in equity
securities		-	-	127
Net cash settlement of derivative
financial instruments		(27)	(11)	67
Dividends received from
associates		47	-	-
Dividends received from jointly
controlled entities		-	14	79
Dividends received from other
investments		14	14	12
Payment of lease deposits		(10)	-	(86)
Refund of lease deposits		8	54	165
Capital expenditures		(15,007)	(8,364)	(5,502)
Decrease/(increase) in pledged
bank deposits		51	(51)	-
Payment for the investment in
an associate, jointly control
entities, a subsidiary and other
investments		(6)	(29)	(10)
Payment for acquisition of
Nan Lung Freight and Air
Caterting	48(b)	-	-	(58)
Liquidation of subsidiaries		(6)	-	74
Net cash used in investing
activities		(14,478)	(7,790)	(4,844)

Consolidated Cash Flow Statements for the years ended December 31, 2009, 2008 and 2007 (continued)
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2009	2008	2007
		RMB million	RMB million	RMB million
Financing activities
Proceeds from issue of shares	43(a)	2,980	-	-
Proceeds from bank and other
loans		37,146	41,450	30,984
Repayment of bank and other
loans		(31,396)	(33,783)	(28,660)
Proceeds from issue of short-
term financing bills		-	2,000	-
Repayment of short-term
financing bills		(2,000)	-	-
Repayment of principal under
finance lease obligations		(1,750)	(2,335)	(3,021)
Capital contributions received
from government	44(d)	1	156	-
Paid in capital from minority
equity holders of subsidiaries		242	-	240
Dividends paid to minority
shareholders		(10)	(28)	(8)
Net cash generated from/(used in)
financing activities		5,213	7,460	(465)

Net (decrease)/increase in cash
and cash equivalents		(306)	825	1,560
Cash and cash equivalents at
January 1		4,649	3,824	2,264
Cash and cash equivalents at
December 31		4,343	4,649	3,824

The notes on pages F-11 to F-88 form part of these consolidated financial statements.

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

The 2007 bonus share issue of 2,187,089,000 shares, by the conversion of share premium to share capital, was implemented in August 2008.

On August 20, 2009 and August 21, 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung Holdings Ltd. (“Nan Lung”), a wholly-owned subsidiary of CSAHC, respectively.

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

(b)	Basis of preparation of the consolidated financial statements

At December 31, 2009, the Group’s current liabilities exceeded its current assets by RMB28,441 million, which includes bank and other loans repayable within one year of RMB17,452 million.  In preparing the financial statements, the directors have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfil the Group’s short-term obligations and capital expenditure requirements.  Accordingly, the consolidated financial statements have been prepared on a basis that the Group will be able to continue as a going concern.  Further details are set out in Note 49(a).

The consolidated financial statements for the year ended December 31, 2009 comprise the Company and its subsidiaries and the Group’s interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

-	Derivative financial instruments (Note 2(g)); and

-	Available-for-sale equity securities (Note 2(f)).

2	Principal accounting policies (continued)

(b)	Basis of preparation of the consolidated financial statements (continued)

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell (Note 2(cc)).

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

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 54.

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

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability.  Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company.  Minority interests in the results of the Group are presented on the face of the consolidated income statements and the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between minority interests and the equity shareholders of the Company.

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

(d)	Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activities of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(cc)). Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(l)).  The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statements, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statements of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.  For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the jointly controlled entity.

Unrealised profits and losses arising from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses.  Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)).  In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(l)).

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

The Group’s policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets.  Cost includes attributable transaction costs, except where indicated otherwise below.  These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale.  At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve, except foreign exchange gains and losses resulting from changes in the amortised cost of monetary items which are recognised directly in profit or loss.  Dividend income from these investments is recognised in profit or loss in accordance with the policy set out in Note 2(v)(iv).  When these investments are derecognised or impaired (Note 2(l)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group’s other investments in equity securities represent unlisted equity securities of companies established in the PRC.  They do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Accordingly, they are recognised in the consolidated balance sheet at cost less impairment losses (Note 2(l)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value.  At each balance sheet date the fair value is remeasured.  The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

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

Property, plant and equipment are stated in the consolidated balance sheet at cost less accumulated depreciation and impairment losses (Note 2(l)).

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

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	30 to 35 years
Owned and leased aircraft	15 to 20 years
Other flight equipment
- Jet engines	15 to 20 years
- Others, including rotable spares	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately.  Both the useful life of an asset and its residual value, if any, are reviewed annually.

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

2	Principal accounting policies (continued)

(j)	Leased assets (continued)

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases.  Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h)(ii).  Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l).  Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.  Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.  Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which ranged from 30 to 70 years.

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

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries: see (Note 2(l)(ii)) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment.  Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

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

If any such evidence exists, any impairment loss is determined and recognised as follows:

-
For investments in associates and jointly controlled entities recognised using the equity method (Note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with Note 2(l)(ii).  The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with Note 2(l)(ii).

-
For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material.  Impairment losses for equity securities carried at cost are not reversed.

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

-
For available-for-sale equity securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss.  The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss.  Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

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

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

-	Property, plant and equipment;

-	Construction in progress;

-	Lease deposits;

-	Lease prepayments;

-	Deferred expenditure;

-	Investments in subsidiaries; and

-	Goodwill.

If any such indication exists, the asset’s recoverable amount is estimated.  For goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

-	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

-	Recognition of impairment losses

An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount.  Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

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

(iii)	Interim financial reporting and impairment

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period.  This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.  Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or loss.

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

Trade and other payables are initially recognised at fair value.  Except for financial guarantee liabilities measured in accordance with Note 2(r)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

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

(ii)	Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.  Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

2	Principal accounting policies (continued)

(s)	Defeasance of long-term liabilities

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

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities.  Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

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

2	Principal accounting policies (continued)

(u)	Income tax (continued)

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

Revenue is measured at the fair value of the consideration received or receivable.  Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i)	Passenger, cargo and mail revenues

Passenger, cargo and mail revenues are recognised at the fair value of the consideration received when the transportation is provided.  Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage.  Revenues from airline-related business are recognised when services are rendered.  Revenue is stated net of sales tax.

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

2	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(ii)	Frequent flyer revenue (continued)

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

(v)
Government grants are recognised in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them.  Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred.  Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(vi)	Interest income is recognised as it accrues using the effective interest method.

(w)	Traffic commissions

Traffic commissions are expensed in profit or loss when the transportation is provided and the related revenue is recognised.  Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

2	Principal accounting policies (continued)

(x)	Maintenance and overhaul costs

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

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.  Other borrowing costs are expensed in the period in which they are incurred.

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

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing at the transaction dates.  Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the balance sheet date.  Exchange gains and losses are recognised in profit or loss.

2	Principal accounting policies (continued)

(bb)	Translation of foreign currencies (continued)

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates.  Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

(cc)	Non-current assets held for sale

A non-current asset is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset is available-for-sale in its present condition.

Immediately before classification as held for sale, the measurement of the non-current assets is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), are recognised at the lower of their carrying amount and fair value less costs to sell.  The principal exceptions to this measurement policy so far as the consolidated financial statements of the Group are concerned are deferred tax assets, financial assets (other than investments in subsidiaries, associates and jointly controlled entities) and investment properties.  These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss.  As long as a non-current asset is classified as held for sale, the non-current asset is not depreciated or amortised.

(dd)	Related parties

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

2	Principal accounting policies (continued)

(ee)	Segmental reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment.  Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3	Changes in accounting policies

(a)	Standards, amendment and interpretations effective in 2009

The IASB has issued certain new and revised IFRSs and interpretations that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 8, Operating segments

•	IAS 1 (revised 2007), Presentation of financial statements

•	Amendments to IFRS 7, Financial instruments: Disclosures – improving disclosures about financial instruments

•	Improvements to IFRSs (2008)

•	IAS 23, Borrowing costs

•	IAS 27, Consolidated and separate financial statements – cost of an investment in a subsidiary, jointly controlled entity or associate

•	IFRIC 13, Customer loyalty programmes

The amendments to Improvements to IFRSs (2008) and IAS 23 have had no material impact on the Group’s financial statements as the amendments and interpretations were consistent with policies already adopted by the Group.  The impact of the remainder of these developments is as follows:

•
IFRS 8 requires segment disclosure to be based on the way that the Group’s chief operating decision maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. This contrasts with the presentation of segment information in prior years which was based on a disaggregation of the Group’s financial statements into segments based on related services and on geographical areas. The adoption of IFRS 8 has resulted in the presentation of segment information in a manner that is more consistent with internal reporting provided to the Group’s chief operating decision maker. Corresponding amounts have been provided on a basis consistent with the revised segment information.

•
As a result of the adoption of IAS 1 (revised 2007), details of changes in equity during the year arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity.  All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the year, or otherwise in a new primary statement, the consolidated statement of comprehensive income.  Corresponding amounts have been restated to conform to the new presentation.  This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

•
As a result of the adoption of the amendments to IFRS 7, the consolidated financial statements include expanded disclosures in Note 49(f) about the fair value measurement of the Group’s financial instruments, categorising these fair value measurements into a three-level fair value hierarchy according to the extent to which they are based on observable market data.  The Group has taken advantage of the transitional provisions set out in the amendments to IFRS 7, under which comparative information for the newly required disclosures about the fair value measurements of financial instruments has not been provided.

3	Changes in accounting policies (continued)

(a)	Standards, amendment and interpretations effective in 2009 (continued)

•
The amendments to IAS 27 have removed the requirement that dividends out of pre-acquisition profits should be recognised as a reduction in the carrying amount of the investment in the investee, rather than as income. As a result, as from January 1, 2009 all dividends receivable from subsidiaries, associates and jointly controlled entities, whether out of pre- or post-acquisition profits, will be recognised in the Company’s profit or loss and the carrying amount of the investment in the investee will not be reduced unless that carrying amount is assessed to be impaired as a result of the investee declaring the dividend. In such cases, in addition to recognising dividend income in profit or loss, the Company would recognise an impairment loss. In accordance with the transitional provisions in the amendment, this new policy will be applied prospectively to any dividends receivable in the current or future periods and previous periods have not been restated.

•
During the year ended December 31, 2008, the Group early adopted IFRIC 13, Customer loyalty programmes, which is effective for accounting periods beginning on or after July 1, 2008. The impact of the adoption of IFRIC 13 on the 2008 consolidated financial statements was disclosed in Note 3 to the Group’s financial statements for the year ended December 31, 2008.  Further details of the accounting policy are set out in Note 2(v)(ii).

(b)	Change in accounting policy for property, plant and equipment

Under IFRSs, the Group has the option to use the revaluation model or historical cost model to account for its property, plant and equipment (“PP&E”).  Previously, the Group adopted the revaluation model in accordance with IAS 16.  In 2009, the Group changed its IFRS accounting policy in respect of PP&E from the revaluation model to the historical cost model to increase the relevance of financial data to the users of the consolidated financial statements for the following factors:

•
The alignment of the Group’s accounting policy with industry peers - management considers that the historical cost model will improve comparability of certain financial performance data and results of operations of the Group with other airlines.  The valuation model is not commonly used by leading global airlines and the valuation data is generally not relevant to the operation of airlines except upon disposal of aircraft or assessment of impairment of aircraft.

•
Increased comparability between finance and operating leased aircraft – under the old policy the depreciation cost of a finance leased aircraft was based on the revalued amount whereas operating lease payments are based on cost as aircraft held under operating leases are not recognised as assets subject to valuation.  Management therefore considers that the change to the cost model increases the level of consistency in accounting for aircraft which are not distinguished from an operational perspective.

•
The high degree of subjectivity and risk of cyclical volatility associated with external valuation and second hand aircraft fair values – the market value of second hand aircraft can be volatile and is influenced by transactions in global markets that may have little relevance to the operating environment in China. Management does not believe that financial statements that reflect, often subjective, movements in second hand values provide meaningful information to investors.

3	Changes in accounting policies (continued)

(b)	Change in accounting policy for property, plant and equipment (continued)

This change in accounting policy has been accounted for retrospectively, and the comparative financial information has also been restated.  This change in accounting policy has no effect on reported profit or loss, total income and expenses or net assets for the years ended December 31, 2007, 2008 and 2009.  The change in accounting policy only resulted in changes in the cost and accumulated depreciation of the PP&E of the same amount with no profit or loss effect as shown in Note 20.  As the effect of change in accounting policy was not material to the consolidated financial statements, no comparative balance sheet as at January 1, 2008 is presented.

4	Traffic revenue

	2009	2008	2007
	RMB million	RMB million	RMB million

Passenger	48,488	42,808	44,589
Cargo and mail	2,493	2,908	3,248
Fuel surcharge income	1,986	8,197	5,359
	52,967	53,913	53,196

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax (including business tax and other surcharges) to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and international, Hong Kong, Macau and Taiwan flights.  Pursuant to the “Notice of exemption of business tax on fuel surcharge for airline companies” issued jointly by the PRC Ministry of Finance and the State Administration of Taxation, the Group is exempted from business tax on fuel surcharge income received during the period from January 1, 2008 to December 31, 2010.  Sales tax incurred by the Group during the year ended December 31, 2009, netted off against revenue, amounted to RMB1,532 million (2008: RMB1,337 million; 2007: RMB1,574 million). Traffic revenue is stated net of sales tax.

5	Other operating revenue

	2009	2008	2007
	RMB million	RMB million	RMB million

Commission income	342	317	281
General aviation income	197	133	108
Ground services income	320	250	241
Air catering income	112	107	81
Rental income	116	120	119
Expired sales in advance of carriage	350	276	273
Aircraft lease income	83	-	-
Others	315	172	102
	1,835	1,375	1,205

6	Flight operations expenses

	2009	2008	2007
	RMB million	RMB million	RMB million

Jet fuel costs	16,390	23,086	18,316
Operating lease charges
- Aircraft and flight equipment	4,740	4,166	3,735
- Land and buildings	383	361	320
Air catering expenses	1,392	1,363	1,350
Aircraft insurance	188	174	207
Flight personnel payroll and welfare	2,622	2,490	2,226
Training expenses	556	577	517
Civil Aviation Administration of China
(”CAAC”) Infrastructure Development
Fund contributions	1,418	1,289	1,250
Others	1,607	1,476	1,161
	29,296	34,982	29,082

7	Maintenance expenses

	2009	2008	2007
	RMB million	RMB million	RMB million

Repair and maintenance charges	3,903	4,406	4,111
Maintenance materials	543	484	532
	4,446	4,890	4,643

8	Aircraft and traffic servicing expenses

	2009	2008	2007
	RMB million	RMB million	RMB million

Landing and navigation fees	6,772	6,135	6,030
Ground service and other charges	2,397	2,341	2,130
	9,169	8,476	8,160

9	Promotion and sales expenses

	2009	2008	2007
	RMB million	RMB million	RMB million

Sales commissions	2,539	1,853	1,789
Ticket office expenses	1,055	1,055	1,016
Computer reservation services	327	331	385
Advertising and promotion	52	52	51
Others	197	200	180
	4,170	3,491	3,421

10	General and administrative expenses

	2009	2008	2007
	RMB million	RMB million	RMB million

General corporate expenses	1,760	1,973	1,811
Auditors’ remuneration	16	16	16
Other taxes and levies	68	52	47
	1,844	2,041	1,874

11	Depreciation and amortisation

	2009	2008	2007
	RMB million	RMB million	RMB million
Depreciation
- Owned assets	4,702	4,199	4,232
- Assets acquired under finance leases	1,260	1,560	1,365
Amortisation of deferred benefits and gains	(71)	(71)	(71)
Other amortisation	80	58	28
	5,971	5,746	5,554

12	Staff costs

	2009	2008	2007
	RMB million	RMB million	RMB million

Salaries, wages and welfare	5,887	5,591	5,130
Retirement scheme contributions	567	686	614
Early retirement benefits (Note 42)	6	10	12
	6,460	6,287	5,756

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 6 to 10 above.

13	Interest expense

	2009	2008	2007
	RMB million	RMB million	RMB million

Interest on bank and other loans wholly
repayable within five years	1,333	1,934	1,986
Interest on other loans	120	30	105
Finance charges on obligations
under finance leases	471	678	743
Other interest expense (Note 42)	14	19	15
Less: borrowing costs capitalised	(441)	(674)	(558)
	1,497	1,987	2,291

The borrowing costs have been capitalised at rates ranging from 1.55% to 3.30% per annum in 2009 (2008: 5.17% to 5.28% per annum; 2007: 5.30% to 5.84% per annum).

14	Emoluments of directors, supervisors and senior management

Details of directors’ and supervisors’ emoluments for the year ended December 31, 2009 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Si Xian Min	-	698	-	40	738
Li Wen Xin	-	608	-	40	648
Wang Quan Hua	-	550	-	40	590
Liu Bao Heng	-	550	-	40	590
Tan Wan Geng	-	672	-	38	710
Xu Jie Bo	-	572	-	38	610
Chen Zhen You	-	572	-	38	610
Zhang Zi Fang (Note (ii))	-	590	-	38	628

Supervisors
Sun Xiao Yi	-	550	-	40	590
Yang Guang Hua (Note (iii))	-	407	-	17	424
Zhang Wei	-	345	-	40	385
Yang Yi Hua	-	266	-	38	304
Liang Zhong Gao	-	269	-	38	307
Li Jia Shi (Note (iv))	-	118	-	19	137

Independent
non-executive directors
Wang Zhi	50	-	-	-	50
Sui Guang Jun	100	-	-	-	100
Gong Hua Zhang	100	-	-	-	100
Lam Kwong Yu	88	-	-	-	88
	338	6,767	-	504	7,609

14	Emoluments of directors, supervisors and senior management (continued)

Details of directors’ and supervisors’ emoluments for the year ended December 31, 2008 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Si Xian Min	-	857	-	60	917
Li Wen Xin	-	596	-	80	676
Wang Quan Hua	-	535	-	61	596
Liu Bao Heng (Note (v))	-	-	-	-	-
Tan Wan Geng	-	854	-	59	913
Xu Jie Bo	-	711	-	57	768
Chen Zhen You	-	711	-	55	766
Liu Shao Yong (Notes (i) and (vi))	-	597	-	79	676
Zhao Liu An (Notes (i) and (vii))	-	442	-	61	503

Supervisors
Sun Xiao Yi	-	535	-	61	596
Yang Guang Hua	-	712	-	28	740
Yang Yi Hua	-	292	-	53	345
Liang Zhong Gao	-	296	-	54	350
Zhang Wei (Note (viii))	-	282	-	61	343

Independent
non-executive directors
Wang Zhi	100	-	-	-	100
Sui Guang Jun	100	-	-	-	100
Gong Hua Zhang	100	-	-	-	100
Lam Kwong Yu	89	-	-	-	89
	389	7,420	-	769	8,578

14	Emoluments of directors, supervisors and senior management (continued)

Details of directors’ and supervisors’ emoluments for the year ended December 31, 2007 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Si Xian Min	-	670	-	13	683
Li Wen Xin	-	329	-	14	343
Wang Quan Hua	-	597	-	14	611
Tan Wan Geng	-	542	-	13	555
Xu Jie Bo	-	529	-	13	542
Chen Zhen You	-	513	-	16	529
Liu Shao Yong (Notes (i) and (vi))	-	737	-	14	751
Zhao Liu An (Notes (i) and (vii))	-	576	-	14	590

Supervisors
Sun Xiao Yi	-	597	-	14	611
Yang Guang Hua	-	565	-	8	573
Yang Yi Hua	-	209	-	16	225
Liang Zhong Gao (Note (xi))	-	232	-	12	244
Liu Biao (Note (ix) and (xi))	-	134	-	2	136

Independent
non-executive directors
Peter Lok (Note (x))	49	-	-	-	49
Wei Ming Hai (Note (x))	50	-	-	-	50
Gong Hua Zhang (Note (xi))	50	-	-	-	50
Wang Zhi	100	-	-	-	100
Sui Guang Jun	100	-	-	-	100
Lam Kwong Yu (Note (xi))	48	-	-	-	48
	397	6,230	-	163	6,790

Notes:

(i)	The above amounts included salaries paid to these directors as pilots of the Company.

(ii)	Appointed on June 30, 2009.

(iii)	Resigned on June 30, 2009.

(iv)	Appointed on June 30, 2009.

(v)	Appointed on December 29, 2008.

(vi)	Resigned on December 12, 2008.

(vii)	Resigned on September 19, 2008.

(viii)	Appointed on June 25, 2008.

(ix)	Resigned on January 18, 2008

(x)	Retired on June 28, 2007.

(xi)	Appointed on June 28, 2007

15	Other net income

	2009	2008	2007
	RMB million	RMB million	RMB million

Refund of CAAC infrastructure
development fund	1,328	-	-
Government subsidies	541	901	329
Gain on sale of available-for-sale equity
securities (Note 17(b))	78	-	-
Gain/(loss) on sale of property, plant
and equipment, net
- Aircraft and spare engines	14	(20)	106
- Other property, plant and equipment	17	(39)	24
Others	11	(9)	(23)
	1,989	833	436

Pursuant to the “Notice of refund of CAAC infrastructure development fund” jointly issued by CAAC and the Ministry of Finance of the PRC in 2009, RMB1,328 million of CAAC infrastructure development fund paid for the period from July 1, 2008 to June 30, 2009 was refunded during the year.

16	Income tax (credit)/expense

(a)	Income tax (credit)/expense in the consolidated income statements

	2009	2008	2007
	RMB million	RMB million	RMB million
PRC income tax
Provision for the year	90	25	408
Over-provision in prior year	-	(6)	(58)
	90	19	350
Deferred tax (Note 26)
Origination and reversal of
temporary differences	327	232	301
Utilisation of unused tax losses and
deductible temporary differences
not recognised in prior year
(Note 16(b))	(512)	-	-
Effect on deferred tax balances
resulting from a change in tax rate	-	(189)	196
	(185)	43	497
Income tax (credit)/expense	(95)	62	847

In respect of the Group’s overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions.  Accordingly, no provision for overseas tax has been made for both the current and prior years.

16	Income tax (credit)/expense (continued)

(a)	Income tax expense in the consolidated income statements (continued)

The Corporate Income Tax Law of the PRC (“new tax law”) took effect on January 1, 2008 and the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from January 1, 2008.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively.

(b)          Reconciliation between actual tax (credit)/expense and calculated tax based on accounting profit/(loss) at applicable tax rates

	2009	2008	2007
	RMB million	RMB million	RMB million

Profit/(loss) before taxation	432	(4,724)	2,879

Notional tax on profit/(loss) before taxation,
calculated at the rates applicable to
profit/(loss) in the tax jurisdictions
concerned (Note (i))	87	(913)	474
Adjustments for tax effect of:
Non-deductible expenses	63	64	250
Non-taxable income
- Share of results of associates
and jointly controlled entities	(76)	(38)	(36)
- Others	(20)	-	-
Recognition of taxable temporary
difference on asset classified as held
for sale	67	-	-
Unused tax losses not recognised	216	566	28
Deductible temporary differences
not recognised	-	577	-
Utilisation of unused tax losses and
deductible temporary differences not
recognised in prior year (Note 16(a)/Note (ii))	(512)	-	-
Difference in tax rates (Note (ii))	81	-	-
Effect of change in tax rate (Note (iii))	-	(189)	196
Over provision in prior years	-	(6)	(58)
Others	(1)	1	(7)
Actual tax (credit)/expense	(95)	62	847

Notes:

(i)
The headquarters of the Company and its branches are taxed at rates ranging from 20% to 25% (2008: 18% to 25%; 2007: 15% to 33%).  The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2008: 15% to 25%; 2007: 7.5% to 33%).

16	Income tax (credit)/expense (continued)

(b)          Reconciliation between actual tax (credit)/expense and calculated tax based on accounting profit/(loss) at applicable tax rates (continued)

(ii)
The Company increased its retained earnings under PRC Accounting Standards for Business Enterprises (“PRC GAAP”) as a result of changes in accounting policies in 2003 and 2007.  As at December 31, 2008, the Company recognised deferred tax liabilities of RMB498 million and an income tax payable of RMB112 million in respect of the increase in retained earnings of RMB3,320 million in 2003 and RMB627 million in 2007, respectively in the financial statements prepared under IFRSs.  In 2009, the Company agreed with the local tax authority that the above deferred tax liabilities and income tax payable would be settled from 2009 to 2011.

(iii)
The deferred tax assets and liabilities as at December 31, 2008 and 2007 have been remeasured for the change in applicable tax rates as a result of enactment of regulations governing administration of income tax among headquarters and branches in 2008, and the new tax law and certain detailed implementation rules in 2007, respectively.

17	Other comprehensive income

(a)	Tax effects relating to each component of other comprehensive income

	2009			2008			2007
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	expense	amount	amount	benefit	amount	amount	expense	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million
Available-for-sales securities:
net movement in fair value reserve	39	(9)	30	(248)	56	(192)	282	(64)	218

(b)	Reclassification adjustments relating to components of other comprehensive income

	2009	2008	2007
	RMB million	RMB million	RMB million

Available-for-sale securities:
Changes in fair value recognised
during the year	117	(248)	282
Reclassification adjustment for amount
transferred to profit or loss:
- gain on disposal (Note 15)	(78)	-
Net deferred tax (debited)/credited to
other comprehensive income
(Note 26(a))	(9)	56	(64)
Net movement in the fair value reserve
during the year recognised in other
comprehensive income	30	(192)	218

18	Dividends

The board of directors of the Company does not recommend the payment of a dividend in respect of the year ended December 31, 2009.

No dividend was paid in respect of the year ended December 31, 2008 and 2007.

19	Earnings/(loss) per share

The calculation of basic earnings/(loss) per share for the year ended December 31, 2009 is based on the profit attributable to equity shareholders of the Company of RMB330 million (2008 loss of RMB4,823 million; 2007 profit of RMB1,839 million) and the weighted average number of 7,084,842,000 shares in issue during the year (2008 and 2007: 6,561,267,000 shares).

	2009	2008	2007
	Million shares	Million shares	Million shares

Issued ordinary shares at January 1	6,561	4,374	4,374
Effect of bonus share issue (Note 43)	-	2,187	2,187
Effect of issuance of A shares (Note 43)	263	-	-
Effect of issuance of H shares (Note 43)	261	-	-
Weighted average number of
ordinary shares at December 31	7,085	6,561	6,561

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior years.

20	Property, plant and equipment, net

			Aircraft		Other
				Acquired	flight	Machinery,
				under	equipment,	equipment
	Investment			finance	including	and
	properties	Buildings	Owned	leases	rotables	vehicles	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million
Cost:

At January 1, 2008
-as previously reported	266	6,792	37,389	25,783	10,689	3,448	84,367
-prior period adjustment	-	(223)	1,243	-	-	-	1,020
-as restated (Note 3(b))	266	6,569	38,632	25,783	10,689	3,448	85,387
Additions	-	36	683	288	739	307	2,053
Transfer from construction
in progress (Note 21)	-	180	56	101	152	22	511
Reclassification on exercise
of purchase options	-	-	4,784	(4,784)	-	-	-
Reclassification in respect
of sale and lease back
(finance lease)	-	-	(640)	640	-	-	-
Reclassification from
lease prepayments	98	-	-	-	-	-	98
Disposals	-	(45)	(828)	(96)	(271)	(193)	(1,433)
Other reclassifications	412	(555)	-	190	(190)	143	-
At December 31, 2008
(Restated, Note 3(b))	776	6,185	42,687	22,122	11,119	3,727	86,616

At January 1, 2009
(Restated, Note 3(b))	776	6,185	42,687	22,122	11,119	3,727	86,616
Additions	-	67	4,490	2,326	1,067	402	8,352
Transfer from construction
in progress (Note 21)	-	356	7,603	102	150	104	8,315
Reclassification on exercise
of purchase options	-	-	2,586	(2,586)	-	-	-
Reclassification to
lease prepayments	(12)	-	-	-	-	-	(12)
Disposals	-	(36)	(1,209)	(37)	(480)	(109)	(1,871)
Other reclassifications	(181)	179	(77)	-	77	2	-
At December 31, 2009	583	6,751	56,080	21,927	11,933	4,126	101,400

20	Property, plant and equipment, net (continued)

			Aircraft		Other
				Acquired	flight	Machinery,
				under	equipment,	equipment
	Investment			finance	including	and
	properties	Buildings	Owned	leases	rotables	vehicles	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million
Accumulated
depreciation and
impairment losses:

At January 1, 2008
-as previously reported	69	1,257	11,567	4,509	6,289	2,235	25,926
-prior period adjustment	-	(223)	1,243	-	-	-	1,020
-as restated (Note 3(b))	69	1,034	12,810	4,509	6,289	2,235	26,946
Charge for the year	14	232	2,752	1,560	835	366	5,759
Reclassification on exercise
of purchase options	-	-	2,050	(2,050)	-	-	-
Reclassification in respect
of sale and lease back
(finance lease)	-	-	(15)	15	-	-	-
Reclassification from
lease prepayments	6	-	-	-	-	-	6
Disposals	-	(14)	(732)	(65)	(240)	(165)	(1,216)
Other reclassifications	47	(62)	-	50	(50)	15	-
Impairment losses (Note (g))	-	3	1,741	50	90	-	1,884
At December 31, 2008
(Restated, Note 3(b))	136	1,193	18,606	4,069	6,924	2,451	33,379

At January 1, 2009
(Restated, Note 3(b))	136	1,193	18,606	4,069	6,924	2,451	33,379
Charge for the year	19	234	3,260	1,260	844	345	5,962
Reclassification on exercise
of purchase options	-	-	1,354	(1,354)	-	-	-
Reclassification to
lease prepayments	(1)	-	-	-	-	-	(1)
Disposals	-	(11)	(970)	(37)	(428)	(93)	(1,539)
Other reclassifications	(32)	31	(66)	-	66	1	-
Impairment losses (Note (g))	-	-	-	-	26	-	26
Impairment written off
on disposal	-	-	(97)	-	(3)	-	(100)
At December 31, 2009	122	1,447	22,087	3,938	7,429	2,704	37,727

Net book value:
At December 31, 2009	461	5,304	33,993	17,989	4,504	1,422	63,673
At December 31, 2008	640	4,992	24,081	18,053	4,195	1,276	53,237

(a)           Most of the Group’s buildings are located in the PRC.  The Group was formally granted the rights to use the thirty-two parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and Wuhan, etc. by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.  For other land in the PRC on which the Group’s buildings are erected, the Group was formally granted the rights to use such land for periods of one to three years pursuant to various lease agreements between the Company and CSAHC.  In this connection, rental payments in respect of land use rights totalling RMB22 million were paid to CSAHC during 2009 (2008 and 2007: RMB22 million) in respect of these leases.

20	Property, plant and equipment, net (continued)

(b)           As at December 31, 2009, certain aircraft, land use rights and investment properties of the Group with an aggregate carrying value of approximately RMB34,384  million (2008: RMB29,321 million) were mortgaged under certain loan and lease agreements (Notes 33 and 35).

(c)           The Group leased out investment properties and certain flight training facilities under operating leases.  The leases typically run for an initial period of five to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated.  None of the leases includes contingent rentals.  In this connection, rental income totalling RMB62 million (2008: RMB54 million; 2007: RMB49 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

The Group’s total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2009	2008
	RMB million	RMB million

Within 1 year	56	64
After 1 year but within 5 years	182	203
After 5 years	111	154
	349	421

As at December 31, 2009, the net book value of the aircraft and flight training facilities leased out by the Group under operating leases amounted to RMB52 (2008: RMB63 million).

(d)           The investment properties are located in the PRC, where comparable market transactions are infrequent.  In the absence of the current or recent prices in an active market and alternative reliable estimates of fair value (for example, discounted cash flow projection) are not available, the Group could not reliably determine the fair value of the investment properties.

(e)           The Company entered into two separate arrangements (the “Arrangements”) with certain independent third parties during each of 2002 and 2003.  Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period.  The Company has an option to purchase the aircraft at a pre-determined date.  In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor.  Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft.  Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

(f)           As at December 31, 2009 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Hainan, Jilin, Dalian, Hunan, Xinjiang, Henan and Shenzhen, in which the Group has interests and for which such certificates have not been granted.  As at December 31, 2009, carrying value of such properties of the Group amounted to RMB2,638 million (2008: RMB2,331 million).  The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

20	Property, plant and equipment, net (continued)

(g)           During the year, in view of the age of the Group’s fleet of ATR72 aircraft, the Group determined to dispose of these aircraft and commenced its process of seeking buyers for these aircraft. As a result, the Group assessed the recoverable amounts of these aircraft and related fleet assets. The carrying amount of the related fleet assets was written down by RMB26 million. The estimates of recoverable amounts were based on the assets’ fair value less costs to sell, determined by reference to the recent observable market prices for the aircraft fleet and related fleet assets.

In 2008, in view of the age and operating efficiency of the Group’s fleet of Boeing 777-200A aircraft, Airbus 300 aircraft and McDonnell Douglas 90 aircraft, the Group determined to dispose and commenced its process of seeking buyers for these aircraft.  As a result, the Group assessed the recoverable amounts of these aircraft and the related fleet assets.  The carrying amount of the aircraft and the related fleet assets was written down by RMB1,590 million.  The estimates of recoverable amounts were based on the aircraft’s fair value less costs to sell, determined by reference to observable market prices for the respective model of aircraft.  In addition, in 2008, there had been a decrease in demand of cargo transportation services as a result of the economic conditions, and that the operating efficiency of the Group’s cargo freighters Boeing 747 was not satisfactory due to lack of economy of scale for the existing small fleet of cargo freighters.  The Group assessed the recoverable amounts of its cargo freighters and the related fleet assets, the carrying amount of the cargo freighters was written down by RMB291 million.  The estimates of recoverable amounts were based on the aircraft’s fair value less costs to sell, determined by reference to the observable market prices for the cargo freighters.

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

21	Construction in progress

	2009	2008
	RMB million	RMB million

At January 1	17,321	11,385
Additions	9,070	10,711
Transferred to property, plant
and equipment (Note 20)	(8,315)	(511)
Transferred to other assets upon
completion of development	(17)	(112)
Transferred out in respect of sales and
lease back of aircraft	-	(4,135)
Other decrease	-	(17)
At December 31	18,059	17,321

21	Construction in progress (continued)

The construction in progress as at December 31, 2009 mainly related to advance payments for acquisition of aircraft and flight equipment and progress payments for other construction projects at the Guangzhou, Hainan, Shenzhen and Fuzhou airports, Shanghai Pudong Airport Base, Shanghai Hongqiao Airport Base and Beijing Branch.

As at December 31, 2009, advance payments for acquisition of aircraft of the Group of approximately RMB7,601million (2008: RMB6,337 million) were mortgaged under certain loan agreements (Note 33).

In 2008, the Company entered into agreements with certain third party lessors to sell 14 aircraft to the lessors prior to the deliveries of these aircraft and then lease back the aircraft from the lessors in the form of operating leases.  Upon delivery of aircraft, the advance payments paid to aircraft manufacturers and the related interest costs capitalised in respect of the aircraft included in construction in progress were transferred out to calculate the gain or loss on sales and lease back.

22	Interest in associates

	2009	2008
	RMB million	RMB million

Share of net assets	257	235

The details of the Group’s principal associates are set out in Note 58, all of which are unlisted corporate entities.

Summary of financial information on associates:

	100 Percent			Group’s effective interest
	2009	2008	2007	2009	2008	2007
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million

Non-current assets	11,190	9,587		4,210	3,546
Current assets	3,597	5,524		986	1,158
Non-current liabilities	(7,347)	(6,314)		(2,861)	(2,460)
Current liabilities	(6,837)	(8,213)		(2,229)	(2,135)
Net assets	603	584		106	109
Net liabilities not
shared by the Group				151	126

				257	235

Revenue	7,123	5,761	5,635	2,750	2,234	2,184
Expenses	(7,009)	(6,071)	(5,471)	(2,715)	(2,312)	(2,127)
Profit/(loss) for the year	114	(310)	164	35	(78)	57
Net loss not
shared by the Group				34	66	-
The Group’s share of associates’ results				69	(12)	57

During the year, an associate of the Group was in a net liability position.  The Group only shared its losses up to the Group’s investment cost in the associate.

23	Interest in jointly controlled entities

	2009	2008
	RMB million	RMB million

Share of net assets	728	1,048

The details of the Group’s principal jointly controlled entities are set out in Note 58, all of which are unlisted corporate entities.  Major changes in investments in jointly controlled entities during the year are summarised below:

•
During the year, the Company acquired 50% equity interest in a jointly controlled entity of the Company, Beijing Southern Airlines Ground Services Company Limited (“Beijing Ground Services”) from the other venturer, which has become a wholly-owned subsidiary of the Company. The carrying amount of Beijing Ground Services was RMB18 million as at December 31, 2009.

•
During the year, the Company entered into an agreement with CSAHC to dispose of its entire equity interest in MTU Maintenance Zhuhai Co., Ltd. (“MTU”) with carrying amount of RMB529 million to CSAHC.  As at December 31, 2009, the investment in MTU was classified as asset held for sale.  Please refer to Note 32 for more details

Summary of financial information on jointly controlled entities:

	Group’s effective interest
	2009	2008	2007
	RMB million	RMB million	RMB million

Non-current assets	812	986
Current assets	547	1,226
Non-current liabilities	(231)	(291)
Current liabilities	(400)	(873)
Net assets	728	1,048

Revenue	1,973	2,382	1,885
Expenses	(1,759)	(2,212)	(1,762)
Profit for the year	214	170	123

24	Other investments in equity securities

	2009	2008
	RMB million	RMB million

Unlisted equity securities, at cost	166	166

Dividend income from unlisted securities of the Group amounted to RMB10 million during the year ended December 31, 2009 (2008: RMB13 million; 2007: RMB10 million).

25	Available-for-sale equity securities

	2009	2008
	RMB million	RMB million
Available-for-sale securities
- Listed in the PRC	93	114

Market value of listed securities	93	114

During the year, the Group disposed of certain equity securities with carrying amount of RMB138 million and recorded a gain on disposal of RMB78 million.

Dividend income from listed securities of the Group amounted to RMB2 million during the year ended December 31, 2009 (2008: RMB1 million; 2007: RMB2 million).

26	Deferred tax assets/(liabilities)

(a)	Movements of net deferred tax assets/(liabilities) are as follows:

	2009	2008
	RMB million	RMB million

At January 1	(594)	(607)
Credited/(charged) to profit or loss (Note (16(a))	185	(43)
(Charged)/credited to other comprehensive
income (Note (17(b))	(9)	56
Transfer to income tax payable	44	-
At December 31	(374)	(594)

26	Deferred tax assets/(liabilities) (continued)

(b)	The components of deferred tax assets/(liabilities) recognised are analysed as follows:

	2009	2008
	RMB million	RMB million
Deferred tax assets:
Accrued expenses	599	574
Deferred revenue	118	136
Others	52	53
Total deferred tax assets	769	763

Deferred tax liabilities:
Accrued expenses	(334)	(278)
Depreciation allowances in excess of the
related depreciation	(672)	(1,071)
Change in fair value of available-for-sale
equity securities	(17)	(8)
Asset classified as held for sale	(67)	-
Others	(53)	-
Total deferred tax liabilities	(1,143)	(1,357)
Net deferred tax liabilities	(374)	(594)

	2009	2008
	RMB million	RMB million
Net deferred tax asset recognised on
the consolidated balance sheet	479	167
Net deferred tax liability recognised
on the consolidated balance sheet	(853)	(761)
	(374)	(594)

26	Deferred tax assets/(liabilities) (continued)

(c)	Deferred tax assets not recognised

At December 31, 2009, deferred tax assets were not recognised in relation to certain unused tax losses and other deductible temporary differences. The unrecognised unused tax losses and deductible temporary differences are analysed as follows:

	2009	2008
	RMB	RMB
	million	million

Tax losses	1,720	3,251
Other deductible temporary differences:
- Accrued expenses	499	637
- Provision for impairment losses	1,916	1,990
	2,415	2,627
	4,135	5,878

At December 31, 2009, the Group’s deductible temporary differences amounting to RMB2,415 million (2008: RMB2,627 million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carry forward to set off future assessable incomes for a maximum period of five years.  The Group’s unused tax losses of RMB1,720 million (2008: RMB3,251 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire.  The expiry dates of unrecognised unused tax losses are analysed as follows:

	2009	2008
	RMB million	RMB million
Expiring in:

2011	309	309
2012	92	92
2013	373	2,850
2014	946	-
	1,720	3,251

27	Other assets

Other assets of the Group mainly include lump sum housing benefits (Note 46(b)(ii)), computer software used for airline operation and prepayment for exclusive use right of an airport terminal.

Movements of lump sum housing benefits, computer software and prepayment for exclusive use of right of an airport terminal are as follows:
			Prepayment
			for exclusive
	Lump sum		use right of
	housing	Computer	an airport
	benefits	software	terminal
	RMB million	RMB million	RMB million

At January 1, 2008	119	149	150
Additions	-	1	-
Amortisation for the year	(26)	(41)	-
At December 31, 2008	93	109	150

At January 1, 2009	93	109	150
Additions	-	32	150
Amortisation for the year	(26)	(45)	-
At December 31, 2009	67	96	300

28	Financial liabilities

	2009	2008
	RMB million	RMB million

Foreign exchange forward option	44	116

Further disclosure of the financial derivative instruments are set out in Note 49(c) and (f).

29	Inventories

	2009	2008
	RMB million	RMB million

Expendable spare parts and maintenance materials	1,112	1,094
Other supplies	144	135
	1,256	1,229

The analysis of the amount of inventories recognised as an expense and included in profit or loss is as follows:

	2009	2008	2007
	RMB million	RMB million	RMB million

Consumption	887	828	836
Write-down of inventories	30	189	101
	917	1,017	937

Inventories have been written down as a result of fleet adjustments during the current and prior years.

30	Trade receivables

	2009	2008
	RMB million	RMB million

Trade receivables	1,389	1,348
Allowance for doubtful debts	(30)	(31)
	1,359	1,317

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months.  An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:
	2009	2008
	RMB million	RMB million

Within 1 month	1,191	1,123
More than 1 month but less than 3 months	147	182
More than 3 months but less than 12 months	21	11
More than 12 months	-	1
	1,359	1,317

All of the trade receivables are expected to be recovered within one year.

(b)	Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movements in the allowance for doubtful debts during the year are as follows:

	2009	2008
	RMB million	RMB million

At January 1	31	33
Impairment loss recognised	14	-
Impairment loss written back	(13)	-
Uncollectible amounts written off	(2)	(2)
At December 31	30	31

(c)	Trade receivables that are not impaired

The ageing analysis of trade receivables that is neither individually nor collectively considered to be impaired is as follows:

	2009	2008
	RMB million	RMB million

Neither past due nor impaired	1,338	1,305

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

31	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2009	2008
	RMB million	RMB million

Deposits with banks	1,116	1,998
Cash at bank and in hand	3,227	2,651
Cash and cash equivalents in the consolidated balance sheet	4,343	4,649

Southern Airlines Group Finance Company Limited (“SA Finance”) is a PRC authorised financial institution controlled by CSAHC and is an associate of the Group.  In accordance with the financial agreement dated May 22, 1997, as revised subsequently on December 31, 2004 and November 15, 2007 between the Company and SA Finance, all of the Group’s deposits accepted by SA Finance would be simultaneously placed with several designated major PRC banks by SA Finance.  As at December 31, 2009, the Group’s deposits with SA Finance amounted to RMB862 million (2008: RMB1,139 million) (Note 45(d)).

31	Cash and cash equivalents (continued)

(b) Reconciliation of profit/(loss) before taxation to cash generated from operations:

		2009	2008	2007
	Note	RMB million	RMB million	RMB million

Profit/(loss) before taxation		432	(4,724)	2,879
Depreciation of property, plant and equipment	20	5,962	5,759	5,597
Other amortisation	11	80	58	28
Amortisation of deferred benefits and gains	11	(71)	(71)	(71)
Impairment loss on property, plant and equipment		26	1,884	109
Share of associates’ results	22	(69)	12	(57)
Share of jointly controlled entities’ results	23	(214)	(170)	(123)
(Gain)/loss on sale of property, plant and equipment, net	15	(31)	59	(130)
Gain on sale of available-for-sale equity securities	15	(78)	-	-
Gain on sale of other investment in equitiy securities		-	-	(107)
Gain on sale of a jointly controlled entity		-	(143)	-
Gain on sale of equity interest in subsidiaries		-	(37)	(7)
Interest income		(68)	(103)	(73)
Interest expense	13	1,497	1,987	2,291
(Gain)/Loss on derivative financial instruments, net		(45)	124	(90)
Dividend income from other investments in equity securities		(14)	(14)	(12)
Unrealised exchange gain, net		(70)	(2,649)	(2,832)
(Increase)/decrease in inventories		(27)	(16)	108
(Increase)/decrease in trade receivables		(42)	649	(349)
(Increase)/decrease in other receivables		(15)	203	156
Increase in prepaid expenses and other current assets		(91)	(28)	(8)
(Decrease)/increase in net amounts due to related companies		(48)	15	(50)
Increase/(decrease) in trade and bills payables		3,639	(491)	(95)
(Decrease) /increase in sales in advance of carriage		(48)	353	451
(Decrease)/increase in accrued expenses		(49)	1,274	1,790
Increase/(decrease) in other liabilities		353	(36)	245
Increase in deferred revenue		204	116	98
Increase/(decrease) in provision for major overhauls		8	262	(122)
Decrease in provision for early retirement benefits		(31)	(51)	(76)
Increase in deferred benefits and gains		42	34	148
Cash generated from operations		11,232	4,256	9,698

32	Asset classified as held for sale

	2009	2008
	RMB million	RMB million

Share of net assets	529	-

In accordance with a Transfer Agreement dated September 28, 2009 and a Supplemental Transfer Agreement dated December 29, 2009, entered into between the Company and CSAHC, the Company agreed to sell and CSAHC agreed to acquire the 50% equity interest in MTU, a jointly controlled entity of the Company.  As at December 31, 2009, the sale was approved by the State Owned Assets Supervision and Administration Commission of the PRC and shareholders of Company and was pending approval by the Ministry of Commerce of the PRC.  The sales was subsequently approved by the Ministry of Commerce of the PRC in January 2010, and the Company received the acquisition consideration from CSAHC in full in February 2010.

33	Bank and other loans

(a)	At December 31, 2009, bank and other loans were repayable as follows:

	2009	2008
	RMB million	RMB million

Within 1 year or on demand	17,452	22,178

After 1 year but within 2 years	8,223	6,104
After 2 years but within 5 years	12,038	10,343
After 5 years	7,614	982
	27,875	17,429
	45,327	39,607

(b)	At December 31, 2009, bank and other loans are analysed as follows:

	2009	2008
	RMB million	RMB million

Short-term bank loans	11,012	18,232
Long-term bank and other loans due within
one year (classified as current liabilities)	6,440	3,946
	17,452	22,178
Long-term bank and other loans due after one
year (classified as non-current liabilities)	27,875	17,429
	45,327	39,607

Representing:
Bank loans	45,324	39,604
Other loans	3	3
	45,327	39,607

33	Bank and other loans (continued)

(c)          As at December 31, 2009, the Group’s weighted average interest rates on short-term borrowings were 1.18% per annum (2008: 4.48% per annum).

(d)	Details of bank and other loans with original maturity over one year are as follows:

	2009	2008
	RMB million	RMB million
Renminbi denominated loans
Non-interest bearing loan from a
municipal government authority	3	3

Floating interest rates ranging from 90% to 91% of
benchmark interest rate (stipulated by PBOC) as
at December 31, 2009, with maturities through 2013	5,660	7,647

United States Dollars denominated loans
Fixed interest rates ranging from 3.26% to 7.20%
per annum as at December 31, 2009, with
maturities through 2015	772	994

Floating interest rates ranging from 1-month
LIBOR + 0.50% to 1.20% per annum as at
December 31, 2009, with maturities through 2019	4,681	-

Floating interest rates ranging from 3-month
LIBOR + 0.45% to 1.20% per annum as at
December 31, 2009, with maturities through 2019	13,937	1,343

Floating interest rates ranging from 6-month
LIBOR + 0.30% to 2.30% per annum as at
December 31, 2009, with maturities through 2019	9,262	11,388
	34,315	21,375
Less: loans due within one year classified
as current liabilities	(6,440)	(3,946)
	27,875	17,429

33	Bank and other loans (continued)

(e)          The remaining contractual maturities at the balance sheet date of the Group’s bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the balance sheet date) and the earliest date the Group can be required to pay, are as follows:

	2009	2008
	RMB million	RMB million
Contractual undiscounted cash flows

Within 1 year	18,141	23,478
After 1 year but within 2 years	8,640	6,752
After 2 years but within 5 years	12,461	10,792
After 5 years	7,866	1,035
	47,108	42,057

Consolidated balance sheet carrying amounts	45,327	39,607

(f)          As at December 31, 2009, bank and other loans of the Group totalling RMB17,677 million (2008: RMB9,188 million) were secured by mortgages over certain of the Group’s aircraft, advance payments for aircraft, lease prepayments of land use right and investment properties with aggregate carrying amount of RMB23,996 million (2008: RMB17,652million).

(g)          As at December 31, 2009, certain bank and other loans were guaranteed by the following parties:

	2009	2008
	RMB million	RMB million
Guarantors
Industrial and Commercial Bank of China Ltd.	-	15
Export-Import Bank of the United States	149	304
CSAHC (Note 45(e))	512	783
Shenzhen Yingshun Investment & Development Co., Ltd.	-	22
SA Finance (Note 45(e))	-	1
Bank of Communications Co., Ltd.	-	438
China Minsheng Banking Corp., Ltd.	-	629
	661	2,192

(h)          As at December 31, 2009, loans to the Group from SA Finance amounted to RMB819 million (2008: RMB2,539 million) (Note 45(d)).

(i)           The Group has significant bank and other loans balances as well as obligations under finance leases (Note 35) which are denominated in US dollars as at December 31, 2009. The net exchange gain of RMB93 million (2008: RMB2,592 million; 2007: RMB2,832 million) recorded by the Group was mainly attributable to the exchange gain arising from retranslation and settlement of bank and other loans balances and finance lease obligations denominated in US dollars and Japanese Yen.  The foreign currency risk is further discussed in Note 49(c).

(j)           As at December 31, 2008, short-term bank loans of the Group amounting to RMB37 million were secured by pledged bank deposits of RMB51 million.

33	Bank and other loans (continued)

(k)          As at December 31, 2009, a long-term loan of RMB10 million (2008: RMB10 million) was granted by SA Finance to a subsidiary of the Company.  The loan was secured by the trade receivables of the subsidiary due from the Company during the loan period.  As at December 31, 2009, the balance of the trade receivables of the subsidiary due from the Company amounted to RMB21 million (2008: RMB8 million).

34	Short-term financing bills

	2009	2008
	RMB million	RMB million

Short-term financing bills	-	2,000

In October 2008, the Group issued short-term financing bills with total value of RMB2,000 million, bearing coupon interest rate at 4.7%, with a maturity period of one year for funding of the business activities of the Company. The short-term financing bills were fully repaid in October 2009.

35	Obligations under finance leases

The Group have commitments under finance lease agreements in respect of aircraft and related equipment.  The majority of these leases have terms of 10 to 12 years expiring during the years 2011 to 2019.  As at December 31, 2009, future payments under these finance leases are as follows:

	2009			2008
	Present	Total		Present	Total
	value of the	minimum		value of the	minimum
	minimum lease	lease		minimum lease	lease
	payments	payments	Interest	payments	payments	Interest
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million

Within 1 year	1,431	1,972	541	1,781	2,390	609
After 1 year but
within 2 years	1,495	1,970	475	1,215	1,752	537
After 2 years but
within 5 years	4,240	5,274	1,034	3,654	4,845	1,191
After 5 years	6,152	6,596	444	6,288	7,049	761

	13,318	15,812	2,494	12,938	16,036	3,098

Less: balance due within one year classified as current liabilities	(1,431)			(1,781)
	11,887			11,157

35	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2009	2008
	RMB million	RMB million
United States Dollars
denominated obligations
Fixed interest rates ranging from
4.24% to 6.01% per annum as
at December 31, 2009	7,035	7,949

Floating interest rates
3 month LIBOR + 1% per annum
as at December 31, 2009	2,172	-

Floating interest rates ranging
6 month LIBOR + 0.03%
to 1.05% per annum
as at December 31, 2009	4,111	4,515

Japanese Yen
denominated obligations
Fixed interest rates ranging from
2.20% to 3.51% per annum as
at December 31, 2008	-	474
	13,318	12,938

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and related equipment at either fair market value or a percentage of the respective lessor’s defined cost.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.  As at December 31, 2009, certain of the Group’s aircraft with carrying amount of RMB17,989 million (2008: RMB18,054 million) were mortgaged to secure finance lease obligations totalling RMB13,318 million (2008: RMB12,938 million).

36	Trade and bills payables

	2009	2008
	RMB million	RMB million

Bills payable	3,207	148
Trade payables	1,785	1,205
	4,992	1,353

36	Trade and bills payables (continued)

The following is the ageing analysis of trade and bills payables:

	2009	2008
	RMB million	RMB million

Within 1 month	1,873	809
More than 1 month but less than 3 months	1,545	302
More than 3 months but less than 6 months	1,566	239
More than 6 months but less than 1 year	8	3
	4,992	1,353

All of the trade and bills payables are expected to be settled within one year.

37	Deferred revenue

	2009	2008
	RMB million	RMB million

Current portion	316	261
Non-current portion	594	445
	910	706

Deferred revenue represents the unredeemed frequent flyer revenue.

38	Amounts due from/to related companies

(a)	Amounts due from related companies

	2009	2008
	RMB million	RMB million

CSAHC and its affiliates	6	1
An associate	14	1
Jointly controlled entities	31	9
	51	11

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment.  They are expected to be recovered within one year.

(b)	Amounts due to related companies

	2009	2008
	RMB million	RMB million

CSAHC and its affiliates	43	64
Jointly controlled entities	51	38
	94	102

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

39	Accrued expenses

	2009	2008
	RMB million	RMB million

Jet fuel costs	1,368	1,320
Air catering expenses	115	161
Salaries and welfare	1,545	1,452
Repairs and maintenance	1,827	1,853
Provision for major overhauls (Note 41)	503	409
Provision for early retirement benefits (Note 42)	57	68
Landing and navigation fees	1,899	2,097
Computer reservation services	518	539
Interest expenses	146	339
Others	175	182
	8,153	8,420

40	Other liabilities

	2009	2008
	RMB million	RMB million

CAAC Infrastructure Development Fund,
airport construction surcharge and airport tax payable	1,052	899
Construction cost payable	154	106
Advance payments on chartered flights	71	58
Sales agent deposits	224	222
Other taxes payable	611	591
Others	1,264	1,087
	3,376	2,963

41	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2009	2008
	RMB million	RMB million

At January 1	1,354	1,133
Provision for the year	398	462
Provision utilised during the year	(296)	(241)
At December 31	1,456	1,354
Less: current portion included in accrued expenses (Note 39)	(503)	(409)
	953	945

42	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2009	2008
	RMB million	RMB million

At January 1	247	307
Provision for the year (Note 12)	6	10
Financial costs (Note 13)	14	19
Payments made during the year	(80)	(108)
Effect of changes in discount rate	18	19
At December 31	205	247
Less: current portion included in accrued expenses (Note 39)	(57)	(68)
	148	179

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

43	Share capital and capital management

(a)	Share capital

	2009	2008
	RMB million	RMB million
Registered, issued and paid up capital:
4,021,150,000 domestic state-owned
shares with selling restrictions of RMB1.00 each
(2008: 3,300,000,000 shares of RMB1.00 each)	4,021	3,300
2,482,417,000 H shares of RMB1.00 each
(2008: 1,761,267,000shares of RMB1.00 each)	2,482	1,761
1,500,000,000 A shares of RMB1.00 each
(2008: 1,500,000,000 shares of RMB1.00 each)	1,500	1,500
	8,003	6,561

A bonus share issue of 1,100,000,000 domestic state-owned shares, 587,089,000 H shares and 500,000,000 A shares, totalling 2,187,089,000 shares, by the conversion of share premium in the amount of RMB2,187,089,000 to share capital of the same amount, was approved by shareholders and relevant government authorities and took effect in November 2008.

On August 20, 2009 and August 21, 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung, a wholly-owned subsidiary of CSAHC, for net cash considerations of RMB2,259 million and RMB721 million, respectively.

The 721,150,000 A shares and 721,150,000 H shares issued on August 20, 2009 and August 21, 2009 are subject to a lock-up period to August 20, 2012 and August 21, 2010, respectively.  The remaining 3,300,000,000 domestic state-owned shares would become listed and tradable in August 2010.

All the domestic state-owned, H and A shares rank pari passu in all material respects.

43	Share capital and capital management (continued)

(b)	Capital management

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

There was no change in the Group’s approach to capital management during 2009 as compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.  The Group’s debt to equity ratio remains high at 551% at December 31, 2009 (2008: 685%) because of the acquisitions of aircraft during the current and prior years.

44	Reserves

	2009	2008
	RMB million	RMB million
Share premium

At January 1	3,138	5,325
Bonus Share Issue (Note 43)	-	(2,187)
Issue of shares (Note 43)	1,538	-
At December 31	4,676	3,138

Fair value reserve
At January 1	18	183
Change in fair value of available-for-sale equity securities	19	(165)
At December 31	37	18

Statutory surplus reserve (Note (a))

At January 1 and at December 31	526	526

Discretionary surplus reserve

At January 1 and at December 31	77	77

Other reserve

At January 1	150	4
Acquisition of equity interest in a subsidiary (Note (c))	-	(5)
Government contributions (Note (d))	1	151
At December 31	151	150

Retained earnings/(accumulated losses)

At January 1	(3,449)	1,374
Profit/(loss) for the year	330	(4,823)
At December 31	(3,119)	(3,449)
Total	2,348	460

44	Reserves (continued)

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

(b)          Dividend distributions may be proposed at the discretion of the Company’s board of directors, after consideration of the transfers of reserves referred to above and making up cumulative prior years’ losses. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs.  As at December 31, 2009, the Company did not have any distributable reserves (2008: Nil).

(c)          The Company acquired certain equity interest in a subsidiary from CSAHC in 2008 (Note 45(c)(xv)).  The balance represents the difference of the consideration paid and the share of net assets of the subsidiary.

(d)          Pursuant to the “Notice of approval for funds to be used specifically for the purchase of snow handling equipment” issued by the CAAC, national fund amounting to RMB1 million was contributed during the year ended December 31, 2009 by the PRC government to the Company.  Such fund is to be used specifically for the maintenance of safety condition of airports located at Zhengzhou, Luoyang and Nanyang.

During the year ended December 31, 2008, national funds amounting to RMB121 million and RMB35 million were contributed by the PRC government.  Such funds are to be used specifically for the reconstruction after the snowstorm disaster and the maintenance of Urumqi airport parking apron and other projects.

Pursuant to the requirements of the relevant notice, the national funds were designated as capital contribution and vested solely by the PRC government. They can be converted to share capital of the entities receiving the funds upon approval by their shareholders and completion of other procedures.

45	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors and certain of the highest paid employees as disclosed in Note 14, is as follows:

	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Short-term employees benefits	13,991	14,117	12,226
Post-employment benefits	922	1,268	275
	14,913	15,385	12,501

	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Directors and supervisors (Note 14)	7,609	8,578	6,790
Senior management	7,304	6,807	5,711
	14,913	15,385	12,501

Total remuneration is included in “staff costs” (Note 12).

(b)	Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff.  Details of the Group’s employee benefits plan are disclosed in Note 46.

45	Material related party transactions (continued)

(c)           Transactions with CSAHC and its affiliates (the “CSAHC Group”), and the associates and jointly controlled entities of the Group

The Group obtained various operational services provided by the CSAHC Group and the associates and jointly controlled entities of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

		2009	2008	2007
	Note	RMB million	RMB million	RMB million
Expenses paid to the CSAHC Group

Handling charges	(i)	68	50	46
Air catering supplies	(ii)	-	60	157
Commission expense	(iii)	6	4	7
Sundry aviation supplies	(iv)	-	-	72
Lease charges for land and buildings	(v)	107	100	101
Property management fee	(vi)	19	31	31

Expenses paid to jointly controlled entities and an associate

Ground service expenses	(vii)	36	64	37
Repairing charges	(viii)	1,344	1,129	1,047
Flight simulation service charges	(ix)	172	150	120
Advertising expenses	(x)	21	20	9

Income received from a jointly controlled entity

Rental income	(ix)	47	33	31

Issuance of A shares to CSAHC	(xi)	2,279	-	-

Issuance of H shares to Nan Lung	(xi)	721	-	-

Acquisition of assets from CSAHC Group	(xii)	-	-	270

Disposal of GZ Aviation Hotel to CSAHC Group	(xiii)	-	-	75

Transfer of exclusive right to use certain advertising resources to Southern Airlines Culture and Media Co., Ltd.	(xiv)	-	35	-

Acquisition of 26% equity interest in West Australian Flying College from CSAHC Group	(xv)	-	5	-

Disposal of certain buildings to Southern Airlines Culture and Media Co., Ltd.	(xvi)	-	2	-

45	Material related party transactions (continued)

(c)           Transactions with CSAHC and its affiliates (the “CSAHC Group”), and the associates and jointly controlled entities of the Group (continued)

(i)
The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC and pays handling charges to SAIETC.

(ii)
The Group purchases certain in flight meals and related services from Shenzhen Air Catering Company Limited (“SZ Catering”), which was an associate of the CSAHC. SZ Catering ceased to be a related party of the Company in November 2008.

(iii)
Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group.  Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(iv)
Certain sundry aviation supplies were purchased from Southern Airlines (Group) Economic Development Company (“SAGEDC”), a subsidiary of CSAHC in 2007.  No sundry aviation supplies were purchased from SAGEDC during the year and 2008.

(v)	The Group leases certain land and buildings in the PRC from CSAHC. Rental payments for land and buildings were paid or payable to CSAHC.

(vi)	Guangzhou China Southern Airlines Property Management Co., Ltd, a subsidiary of CSAHC, provides property management services to the Group.

(vii)
Beijing Ground Services, a former jointly controlled entity of the Group, provides airport ground service to the Group. In June 2009, the Company acquired 50% equity interests in Beijing Ground Services from the other venture of Beijing Ground Services and it became a wholly-owned subsidiary of the Company.

(viii)	Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”) and MTU, both are jointly controlled entities of the Group, provide comprehensive maintenance services to the Group.

(ix)
Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a jointly controlled entity of the Group, provides flight simulation services to the Group.  In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi.

(x)	Southern Airlines Culture and Media Co., Ltd. an associate of the Group, provides advertising services to the Group.

(xi)
On August 20, 2009 and August 21, 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung, a wholly-owned subsidiary of CSAHC, for cash considerations of RMB2,279 million and RMB721 million, respectively.

(xii)
On August 14, 2007, the Company signed an agreement to acquire (1) the entire equity interest in Air Catering; (2) certain assets of Guangzhou Bi Hua Yuan Training Centre including certain properties and office facilities; and (3) certain assets of Nan Lung Travel & Express (Hong Kong) Limited, including certain properties and office facilities and the 51% equity interest in Nan Lung International Freight Limited (“Nan Lung Freight”), from CSAHC for a total consideration of RMB270 million (Note 48(b)).

(xiii)	On August 14, 2007, the Company signed an agreement to dispose of its equity interest in GZ Aviation Hotel Co., Ltd. to CSAHC at a consideration of RMB75 million.

45	Material related party transactions (continued)

(c)           Transactions with CSAHC and its affiliates (the “CSAHC Group”), and the associates and jointly controlled entities of the Group (continued)

(xiv)
On November 11, 2008, the Company signed an agreement to transfer the exclusive right to use certain advertising space on the aircraft fleet for a period of 18 years to Southern Airlines Culture and Media Co., Ltd. an associate of the Group, for a total consideration of RMB35 million.

(xv)	On December 30, 2008, the Company signed an agreement to acquire 26% equity interest in West Australian Flying College from CSAHC at a consideration of RMB5 million .

(xvi)	On November 11, 2008, the Company signed an agreement to transfer certain buildings to Southern Airlines Culture and Media Co., Ltd. an associate of the Group at a consideration of RMB2 million.

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year.  The total amount involved is not material to the results of the Group for the current and prior years.

Details of amounts due from/to the CSAHC Group, and the associates and jointly controlled entities of the Group:

	2009	2008
	RMB million	RMB million
Receivables:
The CSAHC Group	6	1
Associates	14	1
Jointly controlled entities	31	9
	51	11

Payables:
The CSAHC Group	43	64
Jointly controlled entities	51	38
	94	102

The amounts due from/to the CSAHC Group, the associates and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

45	Material related party transactions (continued)

(d)	Loans from and deposits placed with SA Finance

(i)	Loans from SA Finance

At December 31, 2009, loans from SA Finance to the Group amounted to RMB819 million (2008: RMB2,539 million).

The loans were repayable and secured as follows:

	2009	2008
	RMB million	RMB million

Within 1 year	400	2,100
After 2 years but within 5 years	419	439
	819	2,539

Unsecured	819	2,539

Interest expense paid on such loans amounted to RMB71 million (2008: RMB38 million; 2007: RMB17 million) and the interest rates ranged from 1.25% to 7.56% per annum during the year ended December 31, 2009 (2008: 4.75% to 7.56% per annum; 2007: 5.10% to 6.16% per annum).

(ii)	Deposits placed with SA Finance

At December 31, 2009, the Group’s deposits with SA Finance amounted to RMB862 million (2008: RMB1,139 million).  The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB11 million (2008: RMB22 million; 2007: RMB20 million) during the year ended December 31, 2009.

(e)	Guarantees from CSAHC and SA Finance

Certain bank loans of the Group were guaranteed by the following related parties:

	2009	2008
	RMB million	RMB million

CSAHC	512	783
SA Finance	-	1
	512	784

45	Material related party transactions (continued)

(f)	Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (“state-controlled entities”) through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, and the associates and jointly controlled entities of the Group as disclosed in Notes 45(c), (d), and (e) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

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

Having considered the potential for transactions to be impacted by related party relationships, the Group’s pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i)	The Group’s transactions with other state-controlled entities, including state-controlled banks in the PRC

	2009	2008	2007
	RMB million	RMB million	RMB million

Jet fuel cost	15,260	21,042	14,814
Interest income	56	77	47
Interest expense	1,249	1,719	1,751

(ii)	The Group’s balances with other state-controlled entities, including state-controlled banks in the PRC

	2009	2008
	RMB million	RMB million

Cash and deposits at bank	3,174	3,354
Short-term bank loans and current portion of long-term bank loans	16,068	18,675
Long-term bank loans, less current portion	26,646	14,773

45	Material related party transactions (continued)

(f)	Transactions with other state-controlled entities (continued)

(iii)	Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	2009	2008
	RMB million	RMB million

Guarantees on certain bank loans of the Group	-	1,082

(iv)
In 2008, the issuance of the short-term financing bills of RMB2,000 million was underwritten by certain state-controlled banks in the PRC.  No issuance of short-term financing bills was made during the year.

46	Retirement and housing benefits

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal governments in regions where the major operations of the Group are located.  The Group is required to contribute to these schemes at the rates ranging from 10% to 25% (2008 and 2007: 9% to 24%) of salary costs including certain allowances.  A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement.  The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

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

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i)
Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of houses.  An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period.  The Group has the right to effect a charge on the employee’s house and to enforce repayment through selling the house in the event of default in repayment.  Any shortfall in repayment would be charged to profit or loss.

(ii)	The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to profit or loss.

47	Segmental reporting

The Group’s network passenger and cargo operations are managed as a single business unit.  The Group’s chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics.  The objective in making resource allocation decisions is to optimise consolidated financial results.  Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the “airline business”.

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of aviation repair services, aviation training services, ground services, air catering and other miscellaneous services.  These other operating segments are combined and reported as “all other segments”.  Inter-segment sales are based on prices set on an arm’s length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under PRC GAAP. As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 47(c).

47	Segmental reporting (continued)

(a)	Business segments

Information regarding the Group’s reportable segments as provided to the Group’s chief operating decision maker for the purposes of resource allocation and assessment of segment performance for each of the years in the three-year period ended December 31, 2009 is set out below.

	Airline business			All other segments			Elimination			Unallocated*			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million	million	million	million	million	million	million

Revenue from external customers	55,708	56,150	55,522	335	277	250	-	-	-	-	-	-	56,043	56,427	55,772
Inter-segment sales	-	4	-	674	506	484	(674)	(510)	(484)	-	-	-	-	-	-

Reportable segment revenue	55,708	56,154	55,522	1,009	783	734	(674)	(510)	(484)	-	-	-	56,043	56,427	55,772

Reportable segment profit/(loss) before taxation	27	(5,031)	2,532	56	(68)	11	-	-	-	374	351	306	457	(4,748)	2,849

Reportable segment assets	91,322	79,841		1,776	1,705		(159)	(131)		1,797	1,588		94,736	83,003
Addition to non- current segment assets during the year	17,558	12,801		66	47		-	-		13	29		17,637	12,877

Reportable segment liabilities	80,435	72,519		1,202	1,167		(159)	(131)		-	-		81,478	73,555

Other segment information

Interest income	65	99	68	3	4	5	-	-	-	-	-	-	68	103	73
Interest expenses	1,446	1,923	2,286	51	64	46	-	-	-	-	-	-	1,497	1,987	2,332
Depreciation and amortisation for the year	5,954	5,724	5,501	85	94	94	-	-	-	-	-	-	6,039	5,818	5,595
Impairment losses (including impact on PP&E, allowance for doubtful debts and provision for inventories)	57	2,073	212	-	-	-	-	-	-	-	-	-	57	2,073	212

*Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale securities and other investments.  Unallocated results primarily include the share of results of associates and jointly controlled entities and gain on sale of available-for-sale securities.

47	Segmental reporting (continued)

(b)	Geographic information

	2009	2008	2007
	RMB million	RMB million	RMB million

Domestic	47,645	45,972	44,785
Hong Kong, Macau and Taiwan	1,067	1,051	1,188
International *	7,331	9,404	9,799
	56,043	56,427	55,772

*
Asian market accounted for approximately 74% (2008: 72%; 2007: 68%) of the Group’s total international traffic revenue for the year ended December 31, 2009.  The remaining portion was mainly derived from the Group’s flights to/from European, North American and Australian regions.

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is employed across its worldwide route network.  The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c)	Reconciliations of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies

	Note	2009	2008	2007
		RMB million	RMB million	RMB million
Revenue

Reportable segment revenue		56,717	56,937	56,256
Elimination of intersegment revenues		(674)	(510)	(484)
Reclassification of expired sales in advance of carriage	(i)	350	276	273
Reclassification of business tax	(ii)	(1,591)	(1,415)	(1,644)
Consolidated revenue		54,802	55,288	54,401

47	Segmental reporting (continued)

(c)	Reconciliations of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies (continued)

	Note	2009	2008	2007
		RMB million	RMB million	RMB million
Profit

Reportable segment profit/ (loss) before taxation		83	(5,099)	2,543
Unallocated amounts		374	351	306
Losses on lump sum housing benefits	(iii)	(26)	(26)	(26)
Revaluation of land use rights	(iv)	4	4	4
Adjustments arising from business combinations under common control	(v)	(7)	(7)	(6)
Capitalisation of exchange difference of specific loans	(vi)	3	51	57
Government grants	(vii)	1	2	1
Consolidated profit/(loss) before taxation		432	(4,724)	2,879

		2009	2008
	Note	RMB million	RMB million

Assets

Reportable segment assets		93,098	81,546
Elimination of intersegment balances		(159)	(131)
Other unallocated amounts		1,797	1,588
Losses on lump sum housing benefits	(iii)	66	92
Revaluation of land use rights	(iv)	(142)	(146)
Adjustments arising from business
combinations under common control	(v)	1	8
Capitalisation of exchange difference of
specific loans	(vi)	111	108
Government grants	(vii)	(39)	(40)
Effect of the above adjustments on taxation		17	17
Consolidated total assets		94,750	83,042

		2009	2008
		RMB million	RMB million
Liabilities

Reportable segment liabilities		81,637	73,686
Elimination of intersegment balances		(159)	(131)
Effect of the above adjustments on taxation		10	8
Consolidated total liabilities		81,488	73,563

47	Segmental information (continued)

(c)	Reconciliations of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies (continued)

Notes:

(i)	In accordance with the PRC GAAP, expired sales in advance of carriage is recorded under non-operating income. Under IFRSs, such income is recognised as other net income.

(ii)	In accordance with the PRC GAAP, business tax and surcharge is separately disclosed rather than deducted from revenue under IFRSs.

(iii)
In accordance with the PRC GAAP , losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of January 1, 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the consolidated statements of opeartions, which are spread over the vesting benefit periods stipulated by the relevant contracts.

(iv)
In accordance with the PRC GAAP, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from January 1, 2002, and accordingly, the unamortised surplus on revaluation of land use rights was reversed against shareholders’ equity.

(v)
In accordance with the PRC GAAP, business combinations under common control should be accounted for by applying the pooling-of-interest method. The carrying amount of the assets and liabilities in the books of subsidiaries acquired were used for consolidation. Under IFRSs, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(vi)
In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(vii)
In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve”, are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

48	Supplementary information to the consolidated cash flow statements

(a)	Non cash transactions - acquisition of aircraft

During the year ended December 31, 2009, aircraft acquired under finance leases amounted to RMB2,171 million (2008: RMB281 million; 2007: RMB4,330 million).

48	Supplementary information to the consolidated cash flow statements (continued)

(b)	Effect of the acquisition of Nan Lung Freight and Air Catering

The Group acquired a 51% equity interest in Nan Lung Freight and a 100% equity interest in Air Catering on August 31, 2007.  Details are as follows:
RMB million
Assets acquired:
Property, plant and equipment, net	77
Inventories	6
Trade receivables	106
Other receivables	7
Cash and cash equivalents	54
250
Liabilities assumed:
Trade payables	30
Accrued expenses	10
Other liabilities	18
58
Net identifiable assets before minority interests	192
Less: Minority interest	(80)

Net identifiable assets after minority interest	112

Satisfied by:
Cash	112

Analysis of the net outflow of cash and cash equivalents in respect of the acquisition:

Cash consideration paid	(112)
Cash and cash equivalents acquired	54
Net outflow of cash and cash equivalents in respect of the acquisition	(58)

In the four months to December 31, 2007, these subsidiaries contributed profit of RMB3 million.

48	Supplementary information to the consolidated cash flow statements (continued)

(c)	Effect of the disposal of GZ Aviation Hotel

The Group disposed of its 90% equity interest in GZ Aviation Hotel to CSAHC on August 31, 2007.  Details are as follows:
RMB million
Assets disposed of:
Property, plant and equipment, net	72
Trade receivables	1
Other receivables	6
Cash and cash equivalents	1
80
Liabilities disposed of:
Other liabilities	4
Minority interest	8

Net identifiable assets and liabilities	68
Gain on disposal	7
75

Satisfied by:
Cash	75

Analysis of the net inflow of cash and cash equivalents in respect of the disposal:

Cash consideration received	75
Cash and cash equivalents disposed of	(1)
Net inflow of cash and cash equivalents in respect of the disposal	74

49	Financial risk management and fair values

Exposure to liquidity, interest rate, currency, jet fuel price risk and credit risks arises in the normal course of the Group’s business.  The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a)	Liquidity risk

As at December 31, 2009, the Group’s current liabilities exceeded its current assets by RMB28,441  million.  For the year ended December 31, 2009, the Group recorded a net cash inflow from operating activities of RMB8,959 million, a net cash outflow from investing activities of RMB14,478 million and a net cash inflow from financing activities of RMB5,213 million, and resulted in a net decrease  in cash and cash equivalents of RMB306 million.

In 2010 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures.  As at December 31, 2009, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB128,175 million (2008: RMB125,265 million), of which approximately RMB50,455 million (2008: RMB47,125 million ) was utilised.  The directors of the Company believe that sufficient financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2010.  Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period.  In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period.  The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable.  However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at December 31, 2009, the Group’s recognised financial liabilities, bank and other loans, short-term financing bills, finance lease obligations, trade and bills payables and amounts due to related companies as disclosed in Notes 28, 33, 34, 35, 36 and 38 respectively, are not materially different from the amount determined based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date).  During the year ended December 31, 2009, the Group had derivatives settled gross in respect of the foreign exchange forward option contracts, of which the outflow amounted to RMB426 million (2008: RMB79 million) and inflow amounted to RMB399 million (2008: RMB25 million).

(b)	Interest rate risk

The interest rates and maturity information of the Group’s bank and other loans, short-term financing bills and finance lease obligations are disclosed in Notes 33, 34 and 35 respectively.

At December 31, 2009, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and would have increased/decreased the Group’s accumulated losses by approximately RMB238 million (2008: would have increased/decreased the Group’s loss after tax and accumulated losses by approximately RMB186 million). Other components of consolidated equity would not be affected (2008: Nil) by the changes in interest rates.

49	Financial risk management and fair values (continued)

(b)	Interest rate risk (continued)

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax (and accumulated losses) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the balance sheet date. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the balance sheet date, the impact on the Group’s profit after tax (and accumulated losses) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. The analysis is performed on the same basis for 2008.

(c)	Foreign currency risk

The Renminbi is not freely convertible into foreign currencies.  All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases (Note 35) and bank and other loans (Note 33) are denominated in foreign currencies, principally US dollars.  Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts.  The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses.  As at December 31, 2009, the Group had two outstanding foreign exchange forward option contracts of notional amount ranging from USD34 million to USD68 million (2008: USD64 million to USD128 million).  The contracts are to buy USD1 million and USD1.5 million respectively (or USD2 million and USD3 million respectively if the spot exchange rate at settlement date is below certain specified strike rates) by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011.  Both contracts have a knock-out clause where the contracts early terminate upon the exchange rate of Japanese Yen to US dollar reaching a certain knock-out level.  For the year ended December 31, 2009, a net gain of approximately RMB72 million (2008: a loss of RMB111 million) arising from changes in the fair value of these foreign exchange forward option contracts has been recognised in profit or loss.  At December 31, 2009, the fair value of these foreign exchange forward option contracts was financial liabilities of approximately RMB44 million (2008: RMB116 million).

49	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

As at December 31, 2009, it is estimated that  if an appreciation/depreciation of 3.4% in exchange rate of US dollar against Japanese Yen, with all other variables held constant, would have increased/decreased the Group’s profit after tax and decreased/increased the Group’s accumulated losses by approximately RMB15 million/RMB16 million, respectively.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to July 21, 2005.  Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against the Renminbi.

The following table indicates the instantaneous change in Group’s profit or loss after tax (and accumulated losses) that would arise if foreign exchange rates to which the Group has significant exposure at the balance sheet date had changed at that date, assuming all other risk variables remained constant.

	2009		2008
	Appreciation /	Decrease/(increase)	Appreciation/	Increase/(decrease)
	(depreciation) of	on profit after tax and	(depreciation) of	on loss after tax
	Renminbi against	increase/(decrease)	Renminbi against	and accumulated
	foreign	on accumulated losses	foreign	losses
	currency	RMB million	currency	RMB million

United States Dollars	2%	(764)	2%	(606)
	(2)%	764	(2)%	606

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit or loss after tax and equity measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the balance sheet date for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the balance sheet date, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower.  The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.  The analysis is performed on the same basis for 2008.

(d)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents and trade receivables.

Substantially all of the Group’s cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association which has insignificant credit risk to the Group.  As at December 31, 2009, the balance due from BSP agents amounted to RMB631 million (2008: RMB641 million).  The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management’s expectations. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables is set out in Note 30.

49	Financial risk management and fair values (continued)

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. A reasonable possible increase or decrease of 10% (2008: 40%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB1,639 million (2008: RMB9,232 million).  The sensitivity analysis indicates the instantaneous change in the Group’s fuel cost that would arise assuming that the change in fuel price had occurred at the balance sheet date.

(f)	Fair value

(i)	Financial instruments carried at fair value.

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement.  The levels are defined as follows:

-	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

-
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

-	Level 3 (Lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

2009

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	million	million	million	million
Assets
Available-for-sale equity securities:
- Listed	93	-	-	93

Liabilities
Derivative financial instruments:
- Forward option contracts	-	44	-	44

During the year there were no significant transfers between instruments in Level 1 and Level 2.

Fair value of available-for-sale securities is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

The fair value of forward option contracts is estimated by using Black Scholes Pricing Model, taking into account the terms and conditions of the forward option contracts.  The major inputs used in estimation process include implied volatility, benchmark interest rates and foreign exchange spot and forward rates, which can be obtained from observable markets.

(ii)
The economic characteristics of the Group’s finance leases vary from lease to lease.  It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases.

49	Financial risk management and fair values (continued)

(f)	Fair value (continued)

(iii)
Other non-current investments represent unlisted equity securities of companies established in the PRC.  There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iv)	Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

(v)	Loans, trade and other payables, bills payable and short-term financing bills are carried at amounts not materially different from their fair values as at December 31, 2009 and December 31, 2008.

50	Commitments

(a)	Capital commitments

Capital commitments outstanding at December 31, 2009 not provided for in the financial statements were as follows:

	2009	2008
	RMB million	RMB million
Commitments in respect of aircraft
and flight equipment
- authorised and contracted for	57,890	75,639
- authorised but not contracted for	7,953	-
	65,843	75,639
Other commitments
- authorised and contracted for	462	884
- authorised but not contracted for	1,399	1,958
	1,861	2,842
	67,704	78,481

As at December 31, 2009, the Group had on order 199 aircraft and certain flight equipment, scheduled for deliveries in 2010 to 2015, and deposits of RMB14,792 million have been made towards the purchase of these aircraft and related equipment.  As at December 31, 2009, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	2009	2008
	RMB million	RMB million

2009	-	15,777
2010	16,404	19,167
2011	17,482	15,142
2012	17,421	13,893
2013	9,845	7,170
2014 and afterwards	4,691	4,490
	65,843	75,639

50	Commitments (continued)

(a)	Capital commitments (continued)

As at December 31, 2009, the Group’s attributable share of the capital commitments of jointly controlled entities was as follows:

	2009	2008
	RMB million	RMB million

Authorised and contracted for	2	1
Authorised but not contracted for	40	26
	42	27

(b)	Operating lease commitments

As at December 31, 2009, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment were payable as follows:

	2009	2008
	RMB million	RMB million
Payments due
Within 1 year	4,028	4,186
After 1 year but within 5 years	15,107	15,689
After 5 years	11,231	14,455
	30,366	34,330

51	Contingent liabilities

(a)
The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc.  However, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to an indemnification agreement dated May 22, 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)
The Company entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB292,586,000 (2008: RMB90,858,000) to be granted to its pilot trainees to finance their respective flight training expenses.  As at December 31, 2009, an aggregate of personal bank loans of RMB60 million (2008: RMB13million), under these guarantees, were drawn down from the banks.

52	Non-adjusting post balance sheet events

(a)
On March 8, 2010, the board of the Company approved (i) the placement of not more than 1,766,780,000 new A shares to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CSAHC, at the same subscription price of not less than RMB5.66 per A share; and (ii) the placement of not more than 312,500,000 new H shares to Nan Lung, at the subscription price of not less than HKD2.73 per H share.

On the same date, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share.  In addition, the Company and Nan Lung entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HKD2.73 per H share.

The above placement and subscription agreements were approved in the Extraordinary General Meeting and the respective Meetings of shareholders of A and H shares on April 30, 2010 and are pending approval from the relevant security regulatory authorities.

(b)
On January 20, 2010, the Company entered into an agreement with Airbus SNC to purchase 20 Airbus 320 series aircraft, which were scheduled for delivery from 2011 to 2013.  According to the information provided by Airbus SNC, the catalogue price of an Airbus 320 aircraft is around USD77 million. Such catalogue price includes price for airframe and engines.

(c)
In accordance with a Transfer Agreement dated September 28, 2009 and a Supplemental Transfer Agreement dated December 29, 2009 entered into between the Company and CSAHC, the Company agreed to sell and CSAHC agreed to acquire the 50% equity interest in MTU, a jointly controlled entity of the Company.  As at December 31, 2009, the sale was approved by the State Owned Assets Supervision and Administration Commission of the PRC and shareholders of Company and was pending approval by the Ministry of Commerce of the PRC.  The sales was subsequently approved by the Ministry of Commerce of the PRC in January 2010, and the Company received the acquisition consideration from CSAHC in full in February 2010.

53	Immediate and ultimate controlling party

As at December 31, 2009, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC.  CSAHC does not produce financial statements available for public use.

54	Accounting judgements and estimates

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

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets.  The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts.  These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable.  When such a decline has occurred, the carrying amount is reduced to the recoverable amount.  The recoverable amount is the greater of the fair value less costs to sell and value in use.  In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgements relating to the level of traffic revenue and the amount of operating costs.  The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

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

55	Comparative figures

As a result of the application of IAS1 (revised 2007), Presentation of financial statements, and IFRS 8, Operating segments and the change in accounting policy for property, plant and equipment, certain comparative figures have been adjusted to conform to current year’s presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in Note 3.

56	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2009

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2009 and which have not been adopted in these financial statements.

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

In addition, the following developments are expected to result in amended disclosures in the financial statements, including restatement of comparative amounts in the first period of adoption:

Effective for accounting periods beginning on or after

IAS 24 (Revised), Related party disclosures	January 1, 2011
IFRS 9, Financial instruments	January 1, 2013

57	Subsidiaries

The particulars of the Group’s principal subsidiaries as of December 31, 2009 are as follows:

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activities

Southern Airlines Shantou Airlines Company Limited (a)	PRC	RMB	280,000,000	60%	Airline

Chongqing Airlines Company Limited (a)	PRC	RMB	1,200,000,000	60%	Airline

Zhuhai Airlines Company Limited (a)	PRC	RMB	250,000,000	60%	Airline

Xiamen Airlines Company Limited (a)	PRC	RMB	1,200,000,000	60%	Airline

Guizhou Airlines Company Limited (a)	PRC	RMB	80,000,000	60%	Airline

Nan Lung International Freight Limited	HK	HKD	3,270,000	51%	Freight services

Guangzhou Baiyun International Logistic Company Limited (a)	PRC	RMB	50,000,000	61%	Logistics operations

China Southern Airlines Group Air Catering Company Limited (a)	PRC	RMB	10,200,000	100%	Air catering

Guangzhou Nanland Air Catering Company Limited (“Nanland”) (b)	PRC	RMB	120,000,000	55%	Air catering

China Southern West Australian Flying College Pty Limited	Australia	AUD	100,000	91%	Pilot training services

Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB	251,332,832	51.8%	Property management

Beijing Southern Airlines Ground Services Company Limited (a)	PRC	RMB	18,000,000	100%	Provision of airport ground services

(a)	These subsidiaries are PRC limited liability companies.

(b)	This subsidiary is Sino-foreign equity joint venture company established in the PRC.

(c)	Certain of the Group’s subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.

58	Associates and jointly controlled entities

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2009 are as follows:

		Proportion of ownership interest held by
Name of company	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Principal activities

Guangzhou Aircraft Maintenance Engineering Company Limited (a)	PRC	50%	50%	-	Provision of aircraft repair and maintenance services

Southern Airlines Group Finance Company Limited	PRC	34%	21.1%	12.9%	Provision of financial services

Sichuan Airlines Corporation Limited	PRC	39%	39%	-	Airline

MTU Maintenance Zhuhai Co., Limited (a)	PRC	50%	50%	-	Provision of engine repair and maintenance services

Zhuhai Xiang Yi Aviation Technology Company Limited (a)	PRC	51%	51%	-	Provision of flight simulation services

Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited (a)	PRC	50%	50%	-	Sales of duty free goods in flight

(a)	These are jointly controlled entities.

(b)	Certain of the Group’s jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Si Xian Min
Name: Si Xian Min

Title: Chairman of the Board of Directors

Date: May 28, 2010

Index to Exhibits

Exhibit No.	Description of Exhibit
1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (1)

4.1	Form of Director’s Service Agreement (2)

4.2	Form of Non-Executive Director’s Service Agreement (3)

4.3	Aircraft General Terms Agreement entered into by and between Airbus S.A.S. and China Southern Airlines Company Limited on January 20, 2010 *

4.4	A320 Family Aircraft Purchase Agreement entered into by and between the Company and Airbus SNC on January 20, 2010 *

4.5	A Shares Subscription Agreement entered into by and between the Company and CSAHC on December 10, 2008(4)

4.6	H Shares Subscription Agreement entered into by and between the Company and Nan Lung Holding Limited on December 10, 2008(5)

4.7	A Shares Subscription Agreement entered into by and between the Company and CSAHC on March 8, 2010

4.8	H Shares Subscription Agreement entered into by and between the Company and Nan Lung Holding Limited on March 8, 2010

4.9	Transfer Agreement entered into by and among the Company, CSAHC, MTU and MTU Aero Engines GmbH on September 28, 2009

4.10	Transfer Agreement for the 50% Equity Interest in MTU between CSAHC and the Company on September 28, 2009

8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (included in Exhibit 4.1)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer
*   Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1) Incorporated by reference to the Exhibit 1.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009

(2) Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(3) Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(4) Incorporated by reference to the Exhibit 4.8 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009

(5) Incorporated by reference to the Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009