Form 20-F
period 2011-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2012-04-27
CIK 1041668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _________ to _________

Commission file number 1-14660

(Exact name of Registrant as specified in its charter)

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of Registrant’s name into English)

THE PEOPLE’S REPUBLIC OF CHINA

(Jurisdiction of incorporation or organization)

278 JI CHANG ROAD

GUANGZHOU, 510405

PEOPLE’S REPUBLIC OF CHINA

(Address of principal executive offices)

Mr. Xie Bing

Telephone: +86 20 86124462

E-mail: ir@csair.com

Fax: +86 20 86659040

Address: 278 JI CHANG ROAD

GUANGZHOU, 510405

PEOPLE’S REPUBLIC OF CHINA

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary H Shares of par value	New York Stock Exchange
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 7,022,650,000 ordinary A Shares of par value RMB1.00 per share and 2,794,917,000 ordinary H Shares of par value RMB1.00 per share were issued and outstanding as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☑ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☑ No

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

☐ Yes ☑ No

TABLE OF CONTENTS

China Southern Airlines Company Limited

FORWARD-LOOKING STATEMENTS	7

INTRODUCTORY NOTE	7

GLOSSARY OF AIRLINE INDUSTRY TERMS	8

PART I	9

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.	9

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.	9

ITEM 3. KEY INFORMATION.	9

A. Selected Financial Data.	9

B. Capitalization and Indebtedness.	12

C. Reasons for the Offer and Use of Proceeds.	12

D. Risk Factors.	12

ITEM 4. INFORMATION ON THE COMPANY.	20

A. History and Development of the Company.	20

B. Business Overview.	22

C. Organizational Structure.	38

D. Property, Plant and Equipment.	39

ITEM 4A. UNRESOLVED STAFF COMMENTS.	41

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.	41

A. Operating Results.	45

B. Liquidity and Capital Resources.	52

C. Research and Development, Patents and Licenses, etc.	53

D. Trend Information.	53

E. Off-Balance Sheet Arrangements.	54

F. Tabular Disclosure of Contractual Obligations.	54

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.	54

A. Directors, Senior Management and Employees.	54

B. Compensation.	59

C. Board Practices.	60

D. Employees.	62

E. Share Ownership.	63

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	63

A. Major Shareholders.	63

B. Related Party Transactions.	64

C. Interests of Experts and Counsel.	67

ITEM 8. FINANCIAL INFORMATION.	67

A. Consolidated Statements and Other Financial Information.	67

B. Significant Changes.	68

ITEM 9. THE OFFER AND LISTING.	68

A. Offer and Listing Details.	68

B. Plan of Distribution.	70

C. Markets.	70

D. Selling Shareholders.	70

E. Dilution.	70

F. Expenses of the Issue.	70

ITEM 10. ADDITIONAL INFORMATION.	70

A. Share Capital.	70

B. Memorandum and Articles of Association.	70

C. Material Contracts.	74

D. Exchange Controls.	75

E. Taxation.	75

F. Dividends and Paying Agents.	79

G. Statement by Experts.	79

H. Documents on Display.	79

I. Subsidiary Information.	79

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.	80

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.	82

A. Debt Securities.	82

B. Warrants and Rights.	82

C. Other Securities.	82

D. American Depositary Shares.	82

PART II	83

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.	83

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.	83

A. Material Modifications to the Instruments Defining the Rights of Security Holders.	83

B. Material Modifications to the Rights of Registered Securities by Issuing or Modifying any other Class of Securities.	83

5

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements appear in a number of different places in this Annual Report. A forward-looking statement is usually identified by the use in this Annual Report of certain terminology such as “estimate”, “project”, “expect”, “intend”, “believe”, “plan”, “anticipate”, “may”, or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings (if any), the adequacy of reserves, or other business plans. You are cautioned that such forward-looking statements are not guarantees and involve risks, assumptions and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying those forward-looking statements.

Some of these risks and assumptions, in addition to those identified under Item 3, “Key Information - Risk Factors,” include:

•	general economic and business conditions in markets where the Company operates, including changes in interest rates;

•	the effects of competition on the demand for and price of our services;

•	natural phenomena;

•	the impact of unusual events on our business and operations;

•	actions by government authorities, including changes in government regulations, and changes in the CAAC’s regulatory policies;

•	our relationship with China Southern Air Holding Company (the “CSAHC”);

•	uncertainties associated with legal proceedings;

•	technological development;

•	our ability to attract key personnel and attract new talent;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans;

•	the availability of qualified flight personnel and airport facilities; and

•	misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company, the Group and persons acting on their behalf.

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the “Company”, “we”, “us” and “our” means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, the “Group” means the Company and its consolidated subsidiaries, and “CSAHC” means China Southern Air Holding Company, the Company’s parent company which holds a 53.07% interest in the Company as of April 20, 2012.

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

The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company for the year ended December 31, 2011 (the “Financial Statements”) have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (the “IASB”).

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB6.3009, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2011. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

The following tables present selected financial data for the five-year period ended December 31, 2011. The selected consolidated income statement data for the three-year period ended December 31, 2009, 2010 and 2011 and selected consolidated statement of financial position data as of December 31, 2010 and 2011 excluding basic and diluted earnings per ADR, are derived from the consolidated financial statements of the Company, including the related notes, included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2007 and 2008 and selected consolidated statement of financial position data as of December 31, 2007, 2008 and 2009 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and “Item 5. Operating and Financial Review and Prospects” are included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs.

Year ended December 31,

	2011 US$	2011 RMB	2010 RMB	2009 RMB	2008 RMB	2007 RMB
	(in million, except per share and per ADR data)

Consolidated Income Statement Data:

Operating revenue	14,346	90,395	76,495	54,802	55,288	54,401
Operating expenses	(13,817)	(87,063)	(70,689)	(55,355)	(61,771)	(52,960)
Operating profit/(loss)	691	4,353	6,282	1,436	(5,650)	1,877
profit/(loss) before taxation	1,099	6,930	8,089	428	(4,728)	2,875
profit/(loss) for the year	966	6,090	6,412	524	(4,789)	2,029
profit/(loss) attributable to:
Equity shareholders of the Company	810	5,110	5,792	327	(4,826)	1,836
Non-controlling interests	156	980	620	197	37	193
Basic and diluted earnings/(loss) per share	0.08	0.52	0.70	0.05	(0.74)	0.28
Basic and diluted earnings/(loss) per ADR	4.13	26.02	34.83	2.31	(36.78)	13.99

Year ended December 31,

	2011 US$	2011 RMB	2010 RMB	2009 RMB	2008 RMB	2007 RMB
	(in million)

Consolidated Statement of Financial Position Data:

Cash and cash equivalents	1,565	9,863	10,404	4,343	4,649	3,824
Other current assets	1,527	9,622	5,455	4,785	4,599	4,966
Asset classified as held for sale	-	-	-	529	-	-
Property, plant and equipment, net	13,920	87,711	80,214	63,673	53,237	58,441
Total assets	20,539	129,412	111,335	94,856	83,151	82,118
Bank and other loans, including long-term bank and other loans due within one year	2,982	18,789	9,324	17,452	22,178	24,948
Short-term financing bills	-	-	-	-	2,000	-
Obligations under capital leases due within one year	283	1,784	1,654	1,431	1,781	2,877
Bank and other loans, excluding balance due within one year	4,608	29,037	31,876	27,875	17,429	9,074
Obligations under capital leases, excluding balance due within one year	2,230	14,053	12,776	11,887	11,157	12,858
Total equity	5,995	37,777	30,316	13,368	9,588	14,422
Number of shares (in million)	9,818	9,818	9,818	8,003	6,561	4,374

Selected Operating Data

The following selected operating data of the Group for each of the years in the five-year period ended December 31, 2011 have been derived from consolidated financial statements prepared in accordance with IFRSs and other data provided by the Group which have not been audited.

The operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the statistical standards, which have been implemented by the Group since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

Year ended December 31,

	2011	2010	2009	2008	2007
Capacity
ASK (million)	151,064	140,498	123,441	112,767	109,733
ATK (million)	20,795	19,140	15,446	14,276	14,208
Kilometers flown (thousand)	939,233	872,899	746,133	686,236	675,127
Hours flown (thousand)	1,507	1,392	1,195	1,106	1,075
Number of landing and take-offs	702,264	686,223	616,296	556,914	543,789
Traffic
RPK (million)	122,344	111,328	93,002	83,184	81,727
RTK (million)	14,461	13,104	10,067	9,200	9,250
Passengers carried (thousand)	80,677	76,456	66,281	58,237	56,903
Cargo and mail carried (tons)	1,135,000	1,117,000	862,000	835,000	872,000
Load Factors
Passenger load factor (RPK/ASK) (%)	81.0	79.2	75.3	73.8	74.5
Overall load factor (RTK/ATK) (%)	69.5	68.5	65.2	64.4	65.1
Breakeven load factor (%)	69.4	65.3	68.1	73.8	64.8
Yield
Yield per RPK (RMB)	0.67	0.62	0.54	0.61	0.61
Yield per cargo and mail ton kilometers (RMB)	1.61	1.70	1.63	1.96	1.87
Yield per RTK (RMB)	6.03	5.66	5.26	5.86	5.75
Fleet
— Boeing	223	208	194	179	177
— Airbus	208	191	157	133	119
— McDonnell Douglas	-	12	16	25	25
— Others	13	11	11	11	11
Total aircraft in service at period end	444	422	378	348	332
Overall utilization rate (hours per day)	9.8	9.6	9.4	9.1	9.4

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

Period	Period End	Average (1) (RMB per US$)	High	Low

Annual Exchange Rate

2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
October 2011	6.3825	6.3534
November 2011	6.3839	6.3400
December 2011	6.3733	6.2939
January 2012	6.3330	6.2940
February 2012	6.3120	6.2935
March 2012	6.3315	6.2975
April 2012 (up to April 20, 2012)	6.3150	6.2975

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risks Relating to our Business

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADRs, H Shares and A Shares.

Major Chinese airlines are wholly- or majority-owned either by the Chinese government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese government, holds and exercises the rights of ownership of 53.07% of the equity of the Company. On March 8, 2010, we entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue new A shares of not more than 132,510,000 shares. In addition, the Company and Nan Lung, a wholly-owned subsidiary of CSAHC, entered into an H shares subscription agreement, pursuant to which Nan Lung has conditionally agreed to subscribe and we have conditionally agreed to allot and issue new H shares of not more than 312,500,000 shares. The foregoing subscriptions of 123,900,000 A shares by CSAHC and 312,500,000 H shares by Nan Lung were completed on October 29, 2010 and November 1, 2010, respectively. The interests of the Chinese government in the Company and in other Chinese airlines may conflict with the interests of the holders of the ADRs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in the Company. In addition, the Company may accept further capital injection from CSAHC through non-public subscriptions, which may have dilutive impact for other holders of ADRs, H Shares and A Shares.

Due to high degree of operating leverage and high fixed costs, a decrease in revenues of the Group could result in a disproportionately higher decrease in its net income. The results of the Group’s operations are also significantly exposed to fluctuations in foreign exchange rates.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in net income. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly by fluctuations in the Renminbi-U.S. dollar exchange rate. Net exchange gain increased by RMB1,009 million, from RMB1,746 million in 2010 to RMB2,755 million in 2011 mainly attributable to the exchange gain arising from retranslation and settlement of bank and other loans balances and finance lease obligations denominated in U.S. dollars, as a result of the significant appreciation of Renminbi against U.S. dollar in 2011.

The Group has significant committed capital expenditures in the next three years, but may face challenges and difficulties as it seeks to maintain liquidity.

We have a substantial amount of debt, lease and other obligations, and will continue to have a substantial amount of debt, lease and other obligations in the future. As of December 31, 2011, the Group’s current liabilities exceeded its current assets by RMB24,928 million. The Group generally maintains sound operating cash flow. However, our substantial indebtedness and other obligations may in the future negatively impact our liquidity. In addition, the Group has significant committed capital expenditures in the next three years, due to aircraft acquisitions. In 2011 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. Moreover, the Group may not be able to meet its debt obligations as they fall due and commit future capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. In particular, our ability to obtain adequate external funding may be impacted by the economic stagnation globally. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2011, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB127,448 million, of which approximately RMB36,414 million was utilized. Our directors believe that sufficient financing will be available to the Group in 2012. However there can be no assurance that such loan financing will be available on terms acceptable to the Group or at all.

CSAHC will continue to be our controlling shareholder, and its interests may conflict with those of the Group. CSAHC and certain of its affiliates will continue to provide certain important services to the Group. Any disruption of the provision of services by CSAHC or its affiliates could affect the Group’s operations and financial conditions.

CSAHC will continue to be the controlling shareholder of the Company. CSAHC and certain of its affiliates will continue to provide certain important services to the Group, including the import and export of aircraft spare parts and other flight equipment, advertising services, provision of air ticket selling services, property management services, leasing of properties and financial services, and repair, overhaul and maintenance services on jet engines. The interests of CSAHC may conflict with those of the Group. In addition, any disruption of the provision of services by CSAHC’s affiliates or a default by CSAHC of its obligations owed to the Group could affect the Group’s operations and financial conditions. In particular, as part of its cash management system, the Group periodically places certain amount of demand deposits after independent shareholders' approval with SA Finance, a PRC authorized financial institution controlled by CSAHC and an associate of the Company. The Group has taken certain measures to monitor the fund flows between itself and SA Finance and the placement of funds by SA Finance. Such monitoring measures may help to enhance the safety of the Group’s deposits with SA Finance. In addition, we have received a letter of undertakings from CSAHC dated March 31, 2009, in which, among other things, CSAHC warranted that the Group’s deposits and loans with SA Finance were definitely secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to the risks associated with the business of SA Finance over which the Group does not exercise control. As of December 31, 2010 and 2011, the Group had deposits of RMB1,111 million and RMB2,493 million, respectively, with SA Finance.

Both international and domestic economic fluctuations and Chinese government’s macroeconomic controls affect the demand for air travel, which will in turn cause volatility to the Group’s business and results of our operations.

Both international and domestic economic fluctuations and Chinese macroeconomic controls affect the demand for air travel. For example, US subprime crisis, an adverse impact on the global economy beginning in 2007 and lasting several years has significantly weakened the demand for air travel during the past few years. Although the macroeconomic environment showed overall improvement in the first half of fiscal 2011, the development of certain economic indicators as well as the recent turbulences in the financial markets in the second half of fiscal 2011, primarily as a result of the ongoing sovereign debt crisis in the Eurozone, still indicate a highly volatile macroeconomic environment. It is uncertain how long these effects will last. The continuing global economic slowdown may have a negative effect on the growth rate of the Chinese economy. Chinese macroeconomic controls, taken to counteract such slowdown, such as financing adjustments, credit adjustments, price controls and exchange rate policies, would present unexpected changes to the aviation industry. As a result, the changing economic situation and Chinese macroeconomic controls may cause volatility to the Group’s business and results of our operations.

The financial crisis and other global events may reduce consumer spending or cause shifts in spending. A general reduction or shift in discretionary spending can result in decreased demand for leisure and business travel and can also impact the Group’s ability to raise fares to counteract increased fuel and labor costs. No assurance can be given that capacity reductions or other steps we may take will be adequate to offset the effects of reduced demand.

Additionally, increasingly strict security measures make air travel a hassle in the eyes of some consumers. These factors can have an uncertain impact on the development of the aviation industry.

The Group could be adversely affected by an outbreak of a disease or large scale natural disasters that affect travel behavior.

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

In 2011, a number of large-scale natural disasters occurred globally, such as the nuclear meltdown in Japan caused by earthquakes and subsequent tsunami, the hurricane on the East Coast of the United States, the flooding in Thailand and the typhoon in the Philippines. Disasters such as these can affect the airline industry and the Group by reducing revenues and impacting travel behavior.

Lack of adequate documentation for land use rights and ownership of buildings subjects us to challenges and claims by third parties with respect to the Company’s use of such land and buildings.

Although systems for registration and transfer of land use rights and related real property interests in China have been implemented, such systems do not yet comprehensively account for all land and related property interests. The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan, Haikou and other PRC cities. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. Lack of adequate documentation for land use rights and ownership of buildings subjects the Company to challenges and claims by third parties with respect to the Company’s use of such land and buildings.

As of the date of this Annual Report, we have been occupying all of the land and buildings described above without challenge or claim by third parties. CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land and certain related buildings and facilities. However, such assurance does not constitute formal evidence of CSAHC’s right to occupy such lands, buildings and facilities or the right to transfer, mortgage or lease such real property interests. We cannot predict the magnitude of the adverse effect on its operations if its use of any one or more of these parcels of land or buildings were successfully challenged. CSAHC has agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain land and buildings.

Given the preliminary stage of direct flights arrangement between Taiwan and Mainland China, no assurance can be given that the Group will generate significant yields from such new route. In addition, any discontinuity or disruption in such arrangement may negatively affect the Group’s results.

Further to temporary lifts of the ban on direct flights between Taiwan and Mainland China during certain festivals, as of July 4, 2008, the ban has been further liberalized to allow direct charter flights on weekends. Previously, travelers between Taiwan and Mainland China have had to make use of intermediate stops in Hong Kong or elsewhere. The Company became the first Chinese carrier to fly non-stop from Mainland China to Taiwan. On November 4, 2008, Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. From October 31, 2010, cross-Strait direct passenger flights increased to 370 per week. On June 15, 2011, the transport departments on both sides of the Strait decided that the number of weekly cross-Strait direct passenger flights would significantly increase to 558, representing an increase of over 50% from the previous number.

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

We may suffer losses in the event of an accident or incident involving our aircraft or the aircraft of any other airline.

An accident or incident involving one of our aircraft could require repair or replacement of a damaged aircraft, its consequential temporary or permanent loss from service and/or significant liability to injured passengers and others. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amounts of such coverage may not be adequate to fully cover the costs related to the accident or incident, which could result in harm to our results of operations and financial condition. In addition, any aircraft accident or incident, even if fully insured, could cause a public perception that we are not as safe or reliable as other airlines, which would harm our competitive position and result in a decrease in our operating revenues. Moreover, a major accident or incident involving the aircraft of any of our competitors may cause demand for air travel in general to decrease, which would adversely affect our results of operations and financial condition.

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

Since 2011, pursuant to the Basic Standard for Enterprise Internal Control jointly issued by the Ministry of Finance, China Securities Regulatory Commission (“CSRC”) and other three PRC authorities on 22 May 2008, its application guidelines and other relevant regulations (collectively “PRC internal control requirements”) issued subsequently, the Company shall carry out a self-assessment of the effectiveness of its internal control and issue a self-assessment report annually in accordance with the PRC internal control requirements, and the Company’s auditor for its PRC GAAP financial statements (“PRC Auditor”) is required to report on the effectiveness of the Company's internal control over financial reporting.

Our independent registered public accounting firm or PRC Auditor may not be satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed. Our independent registered public accounting firm or PRC Auditor may also interpret the requirements, rules and regulations differently, and reach a different conclusion regarding the effectiveness of our internal control over financial reporting. Although our management have concluded that our internal control over financial reporting as of December 31, 2011 was effective, we may discover deficiencies in the course of our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, as required under the above mentioned rules and regulations. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

The Company could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the value of our shares and ADRs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The Company believes that it was not a PFIC for the taxable year 2011. However, there can be no assurance that we will not be a PFIC for the taxable year 2012 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

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

If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions the Company makes regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADRs. An excess distribution would be either (1) a distribution with respect to ADRs that is greater than 125% of the average of such distributions over the preceding three years, or (2) 100% of the gain from the disposition of shares/ADRs. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10, “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company”.

We may be unable to retain key management personnel.

We are dependent on the experience and industry knowledge of our key management employees, and there can be no assurance that we will be able to retain them. Any inability to retain our key management employees, or attract and retain additional qualified management employees, could have a negative impact on us.

Risks Relating to the Chinese Commercial Aviation Industry

The Group’s business is subject to extensive government regulations, and there can be no assurance as to the equal treatment of all airlines under those regulations.

The Group’s ability to implement its business strategy will continue to be affected by regulations and policies issued or implemented by relevant government agencies, particularly CAAC, which encompasses substantially all aspects of the Chinese commercial aviation industry, such as the approval of route allocation and pricing of domestic air fare, the administration of certain airport operations and air traffic control. Such regulations and policies limit the flexibility of the Group to respond to market conditions, competition or changes in the Group’s cost structure. The implementation of specific government policies could from time to time adversely affect the Group’s operations. The CAAC has confirmed in writing that the Company will be treated equally with other Chinese airlines with respect to certain matters regulated by the CAAC. Nevertheless, there can be no assurance that the CAAC will, in all circumstances, apply its regulations and policies in a manner that results in equal treatment of all airlines.

The Group’s results may be negatively impacted by the fluctuation in domestic prices for jet fuel, and we would be adversely affected by disruptions in the supply of fuel.

The availability and cost of jet fuel have a significant impact on the Group's results of operations. The Group’s jet fuel cost for 2011 accounted for 67.6% of its flight operations expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports) must be purchased from the exclusive providers, CAOSC and Bluesky Oil Supplies Company, which are supervised by the CAAC. Chinese airlines may also purchase jet fuel at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines.

Given the constant fluctuation in global oil prices, there is no way to assure that domestic prices for jet fuel do not fluctuate as well. For example, prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. From 1994 to 2006, however, CAOSC’s domestic jet fuel prices were above international jet fuel prices, sometimes creating tensions over the fuel supply. In 2007 through the first half of 2008, the crude oil price in the international market reached its historic high level. In response to the pressure imposed by such rocketing price, NDRC increased the domestic price for jet fuel on November 1, 2007 and June 20, 2008, respectively. The increased fuel costs have significantly limited the Group’s ability to generate operating profit. In the second half of 2008, the crude oil price in the international market began to decrease continuously. In order to cushion fuel cost pressure faced by Chinese airlines, on December 19, 2008 and January 1, 2009, respectively, NDRC approved reductions in domestic prices for jet fuel. Starting from February 2009, the crude oil price in the international market started to pick up gradually. As a result, NDRC increased the domestic price for jet fuel in July 2009 and made several adjustments thereafter. The NDRC further adjusted domestic price for jet fuel for multiple times in 2010, which have resulted in an increase in jet fuel price. In addition, the NDRC has recently lowered the rate of fuel surcharge from 0.00002691 per km to 0.00002541 per km, starting from April 1, 2012 and ending on March 31, 2013. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB4,140 per ton, the airlines are allowed to charge RMB0.00002541 per km for the flight distance. The Group’s net income may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control.

(See “ Item 4, Information on the Company - Business Overview - Jet Fuel” section below for further discussion.)

In summary, given the constant fluctuation of volatile fuel price, no assurance can be given that the Group’s operation and financial results will not be negatively impacted by the fluctuation in domestic prices for jet fuel.

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

In 2011, a reasonable possible increase or decrease of 10% in jet fuel price with volume of fuel consumed and all other variables held constant, would have increased or decreased the Group’s annual fuel costs by approximately RMB3,268 million. Accordingly, even if the jet fuel supply remains uninterrupted, increases in jet fuel prices will nevertheless adversely impact our financial results.

The Group’s net income may suffer from an unexpected volatility caused by any fluctuation in the level of fuel surcharges.

The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demand as well as the Group’s ability to generate net incomes. On January 14, 2009, the NDRC and the CAAC jointly announced the suspension of the collection of passenger fuel surcharge for domestic routes since January 15, 2009. In response to the pick up of international fuel prices, the NDRC and CAAC issued a notice to introduce a new pricing mechanism of fuel surcharge that links it with airlines’ jet fuel costs on November 11, 2009. According to the new mechanism, when the purchase cost of jet fuel is lower than RMB4,140 per ton (i.e., the benchmark price of jet fuel), airlines should not charge fuel surcharge. When the purchase cost of jet fuel exceeds RMB4,140 per ton, the airlines may charge appropriate fuel surcharge provided that such airlines should digest at least 20 percent of the increased cost. As such, following a suspension period of more than one year, in November, 2009, the Group resumed the imposing of fuel surcharges for the domestic routes. However, the Group’s net income may suffer from an unexpected change in the fuel surcharge collection policy and a number of factors beyond our control.

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

Furthermore, for short-distance transportation, airplanes, trains and buses are alternatives to each other. Given the recent development of high-speed trains (as discussed below), the construction of nationwide high-speed railway network and the improvement of inter-city expressway network, the commercial aviation sector as a whole faces increasing competition from the alternative means of transportation such as railways and highways.

We expect to face substantial competition from the rapid development of the Chinese rail network.

The PRC government is aggressively implementing the expansion of its high-speed rail network, which will provide train services at a speed of up to 350km per hour connecting major cities such as Beijing, Shanghai, Wuhan, Qingdao, Guangzhou, Dalian and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes of between 500km to 800km. Increased competition and pricing pressures from railway service may have a material adverse effect on our financial condition and results of operations.

Due to limitation on foreign ownership imposed by Chinese government policies, the Company may have limited access to the international equity capital markets.

Chinese government policies limit foreign ownership in Chinese airlines. Under these policies, the percentage ownership of our total outstanding ordinary shares held by investors in Hong Kong and any country outside China (“Foreign Investors”) may not in the aggregate exceed 49%. Currently, we estimate that 28.47% of the total outstanding ordinary shares of the Company are held by Foreign Investors. For so long as the limitation on foreign ownership is in force, we will have limited access to the international equity capital markets.

The European Emissions Trading Scheme may increase operational cost of the Group.

Starting on January 1, 2012, aviation sector will be included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of GHG emissions. Airline operators arriving and departing in the EU will receive tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB 100 million) worth of CO2 emissions allowances from other greener industries. The China Air Transport Association estimated that Chinese carriers will be forced to pay an estimated RMB743 million annually to comply with the ETS. Recently, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant government authorities, the major airlines are prohibited from joining the ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items by adducing this reason. There can be no assurance that the formal notice and instructions would change the position of the EU on the non-member-state airlines’ inclusion in the ETS.

We may utilize fuel hedging arrangements which may result in losses.

While we have not entered into any fuel hedging contracts since the fourth quarter of 2008, as the protection against increases in fuel prices, we may in the future consider to hedge a portion of our future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, where we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs.

Risks Relating to the PRC

The Group has significant exposure to foreign currency risk as majority of the Group’s lease obligations and bank and other loans are denominated in foreign currencies. Due to rigid foreign exchange control by Chinese government, the Group may face difficulties in obtaining sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

Under current Chinese foreign exchange regulations, the Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre.

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

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts, which were fully settled in 2011, to manage this foreign currency risk. However, like other derivative products, there can be no assurance that such option contracts can provide, at any given time, particular level of protection against foreign exchange risks.

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

The PRC new tax law may in the future deprive us of preferential income tax rates, which we currently enjoy.

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

For individuals, Chinese tax law generally provides that an individual who receives dividends from the Company is subject to a 20% income tax. A 50% reduction of income tax is granted by Chinese tax law for an individual receiving dividends from a listed company on Shanghai Stock Exchange or Shenzhen Stock Exchange. As a result, the effective tax rate for dividends received by A Share individual holder is 10%. Dividend income received by any foreign individual that holds overseas shares in Chinese enterprise is generally subject to individual income tax at a flat rate of 20%, subject to exemption or reduction by an applicable double-taxation treaty.

Our investors in the US who rely on our auditor's audit reports currently do not have the benefit of PCAOB oversight.

As a public company, our auditor is required by law to undergo regular Public Company Accounting Oversight Board ("PCAOB") inspection to assess its compliance with US law and professional standards in connection with its audits of our financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of our auditor, which prevents PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, our investors in the US cannot rely on PCAOB's oversight of our audited financial statements.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company.

We are a joint stock company incorporated in China on March 25, 1995, and is 53.07% owned by CSAHC. Our registered address is Guangzhou Economic & Technology Development Zone, People’s Republic of China (telephone no: (86)20-8612-4462, website: www.csair.com).

In July 1997, we issued 1,174,178,000 H Shares, par value RMB1.00 per share, and listing of the H Shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and ADRs on the New York Stock Exchange.

On March 13, 2003, we obtained an approval certificate from the Ministry of Commerce to change to a permanent limited company with foreign investments and on October 17, 2003 obtained a business license for its new status, as a permanent limited company with foreign investments issued by the State Administration of Industry and Commerce of the People’s Republic of China.

In July 2003, we issued 1,000,000,000 A Shares with a par value of RMB1.00 each and listed these shares on the Shanghai Stock Exchange.

Pursuant to a sale and purchase agreement dated November 12, 2004 between the Company, CSAHC, China Northern Airlines (“CNA”) and Xinjiang Airlines (“XJA”) which was approved by our shareholders in an extraordinary general meeting held on December 31, 2004, we acquired the airline operations and certain related assets of CNA and XJA with effect from December 31, 2004 at a total consideration of RMB1,959 million.

On June 16, 2007, we, together with an independent third party, established Chongqing Airlines Company Limited (“Chongqing Airlines”), a non-wholly owned subsidiary of the Company. As of December 31, 2009, the Company has transferred four aircraft to Chongqing Airlines as capital contribution.

On August 14, 2007, we signed an agreement to acquire a 51% equity interest of Nan Lung International Freight Company Limited beneficially owned by and registered in the name of Nan Lung Travel & Express (Hong Kong) Limited which is a wholly-owned subsidiary of CSAHC and a 100% equity interest in Southern Airlines (Group) Catering Co., Limited, a wholly-owned subsidiary of CSAHC for a total consideration of RMB112 million.

In December 2008, we acquired a 26% equity interest in China Southern West Australian Flying College Pty Ltd. (“Flying College”), a subsidiary of the Company, from CSAHC, and Flying College became a 91% owned subsidiary of the Company.

In June 2009, we acquired 50% equity interest in a jointly controlled entity of the Company, Beijing Southern Airlines Ground Services Company Limited (“Beijing Ground Service”) from the other venturer, which has become a wholly-owned subsidiary of the Company since then.

On September 28, 2009, we entered into an agreement with CSAHC to dispose of its 50% equity interest in Zhuhai MTU Maintenance Zhuhai Co., Ltd (“Zhuhai MTU”), a jointly controlled entity of the Company, to CSAHC at a consideration of RMB1,607,850,000. The transfer was completed in February 2010.

On June 2, 2010, a third party company injected certain capital to Flying College, which diluted the Company’s interest in Flying College from 91% to 48.12%. Flying College became a jointly controlled entity of the Company since then. The retained non-controlling equity interest in Flying College is re-measured to its fair value at the date when control was lost and a gain on deemed disposal of a subsidiary of RMB17 million was recorded during 2010.

In December 2010, we, Xiamen Jianfa Group Co., Ltd. and Hebei Aviation Investment Group Corporation Limited (“Hebei Investment”) entered into an agreement, pursuant to which Hebei Investment agreed to inject a cash capital of RMB1,460 million into Xiamen Airlines Company Limited (“Xiamen Airlines”). In March 2011, the capital injection was received in full and the Company’s equity interest in Xiamen Airlines was diluted from 60% to 51%. Xiamen Airlines remains a subsidiary of the Company.

Aircraft Acquisitions

Pursuant to an aircraft acquisition agreement dated April 18, 2008 between Xiamen Airlines and The Boeing Company (“Boeing”), Xiamen Airlines will acquire 20 Boeing B737 series aircraft from Boeing. According to the information provided by Boeing, the aggregate catalogue price for those aircraft is around US$1.5 billion, including the purchase price for airframe and engines. The aggregate consideration for the acquisition will be partly payable in cash by Xiamen Airlines, and partly through financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from April 2014 to October 2015.

Pursuant to an A320 Series Aircraft Purchase Agreement dated January 20, 2010 between the Company and Airbus SNC, we will acquire 20 Airbus 320 series aircraft from Airbus SNC. According to the information provided by Airbus SNC, the catalogue price of an Airbus 320 aircraft is around US$76.9 million including price for airframe and engines. The aggregate consideration for the acquisition will be partly payable in cash and partly through financing arrangements with banking institutions. The Airbus aircraft will be delivered in stages to the Company from 2011 to 2013.

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

On November 4, 2010, we entered into an A320 series aircraft purchase agreement and an A330-300 aircraft purchase agreement with Airbus S.A.S. to purchase 30 Airbus A320 series aircraft and six Airbus A330 series aircraft. According to the information provided by Airbus S.A.S., the catalogue price of six Airbus A330 series aircraft and 30 Airbus A320 series aircraft is US$1.205 billion and US$2.575 billion, respectively, including the price for the airframe and engines. The aggregate consideration for the acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The six Airbus A330 aircraft will be delivered in stages to the Company during the period commencing from 2013 to 2014 and the 30 Airbus A320 series aircraft will be delivered in stages to the Company during the period commencing from 2012 to 2015.

On May 31, 2011, we entered into an aircraft acquisition agreement with Boeing to purchase six Boeing B777F freighters. According to the information provided by Boeing, the catalogue price for one aircraft is US$264 million, including the price for the airframe and engines. The aggregate consideration for the Acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The six Boeing B777F freighters will be delivered in stages to us during the period commencing from 2013 to 2015.

On May 9, 2011, Xiamen Airlines entered into an aircraft acquisition agreement to purchase six Boeing B787 series aircraft. According to the information provided by Boeing, the aggregate catalogue price for the six Boeing B787 series aircraft is US$1,098 million, including the price for the airframe and engines. The aggregate consideration for the acquisition will be partly payable by cash from Xiamen Airlines and partly by financing arrangements with banking institutions. The Boeing Aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2014 to 2015.

On February 28, 2012, we entered into an agreement with the Boeing Company to purchase 10 Boeing 777-300ER aircraft. According to the information provided by Boeing, the catalogue price of one Boeing B777-300ER aircraft is around US$298 million, including price for airframe and engines. The aggregate consideration for the acquisition will be partly payable in cash and partly through financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to the Company during the period from 2013 to 2016.

Capital Expenditure

The Group had RMB23,428 million, RMB17,082 million and RMB17,178 million capital expenditures in 2011, 2010 and 2009, respectively. Of such capital expenditures in 2011, RMB3,349 million was financed by capital leases, RMB13,032 million was financed by bank borrowings while the remaining RMB7,047 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations.

B. Business Overview.

General

The Group provides commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics from the CAAC, the Group is one of the largest Chinese airlines and, as of the year end of 2011, ranked first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2011, the Group’s RPKs increased at a compound annual growth rate of 14.7% from 93,002 million in 2009 to 111,328million in 2010, and to 122,344 million in 2011, while its capacity, measured in terms of ASKs, increased at a compound annual growth rate of 10.6%, from 123,441 million in 2009 to 140,498 million in 2010, and to 151,064 million in 2011. In 2011, the Group carried 80.68 million passengers and had passenger revenue of RMB81,492 million (US$12,933 million).

The Group conducts a portion of its airline operations through its airline subsidiaries, namely Xiamen Airlines, Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”) and Chongqing Airlines Company Limited (“Chongqing Airlines”) (collectively, the “Airline Subsidiaries”). In 2011, the Airline Subsidiaries carried 22.17 million passengers and had passenger revenue of RMB19,251 million (US$3,055 million) and accounted for 27% and 24% of the Group’s passengers carried and passenger revenue, respectively.

The Group also provides air cargo and mail services. The cargo and mail revenue of the Group increased by 6% to RMB5,760 million (US$914 million) in 2011 as compared with that of 2010. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.

As of the year end of 2011, the Group operated 720 routes, of which 576 were domestic, 106 were international and 38 were regional. The Group operates the most extensive domestic route network among all Chinese airlines. Its route network covers commercial centers and rapidly developing economic regions in Mainland China.

The Group’s corporate headquarters and principal base of operations are located in Guangzhou, the capital of Guangdong Province and the largest city in southern China. Located in the rapidly developing Pearl River Delta region, Guangzhou is also the transportation hub of southern China and one of China’s major gateway cities. Guangzhou’s significance has increased as the transportation infrastructure of Guangdong Province has developed through the construction and development of expressways, an extensive rail network and the port cities of Guangzhou, Shenzhen, Zhanjiang and Zhuhai Shantou and etc.

In December 2005, we established a branch company in Beijing and have added wide-body airplanes to our operation base in Beijing, with the view to expanding its Beijing aviation business and building another main hub there in addition to its Guangzhou base. The establishment of Guangzhou and Beijing hubs will facilitate strategic refinement and enhancement of its route network operations, putting the Company in a better position to explore and seize the opportunities in the aviation market.

The Group’s operations primarily focus on the domestic market. In addition, the Group also operates regional routes and international flights. As of the year end of 2011, the Group had 38 regional routes and 106 international routes. The Group’s regional operations include flights between destinations in Mainland China Hong Kong, Macau and Taiwan. The Group’s international operations include scheduled services to cities in Australia, Bangladesh, Canada, France, Georgia, India, Japan, Kazakhstan, Korea, Kyrgyzstan, Maldives, Nepal, Netherlands, Nigeria, Pakistan, Russia, Saudi Arabia, Tajikistan, Turkey, UAE, USA and Southeast Asian destinations.

After joining Skyteam Alliance, the Group has established a network reaching 926 destinations globally, connecting 173 countries of regions and covering major cities around the world.

As of December 31, 2011, the Group had a fleet of 444 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 320 series, 330, 380 etc. The average age of the Group’s registered aircraft was 6.20 years as of the year end of 2011.

Restructuring and Initial Public Offering

As part of China’s economic reforms in the 1980’s, the PRC State Council directed the CAAC to separate its governmental, administrative and regulatory role from the commercial airline operations that were being conducted by the CAAC and its regional administrators. As a result, CSAHC was established on January 26, 1991 for the purpose of assuming the airline and airline-related commercial operations of the Guangzhou Civil Aviation Administration, one of the then six regional bureaus of the CAAC. CSAHC was one of the 55 large-scale enterprises designated by the Chinese government to play a leading role in their respective industries.

CSAHC was restructured in 1994 and 1995 in anticipation of our initial public offering. The restructuring was effective through the establishment of the Company and the execution of the De-merger Agreement on March 25, 1995 by and between CSAHC and the Company. Upon the restructuring, the Company assumed substantially the entire airline and airline-related businesses, assets and liabilities of CSAHC, and CSAHC retained its non-airline-related businesses, assets and liabilities. All interests, rights, duties and obligations of CSAHC, whenever created or accrued, were divided between the Company and CSAHC based on the businesses, assets and liabilities assumed by each of them under the De-merger Agreement. Under the De-merger Agreement, CSAHC agreed not to conduct or participate or hold any interest in, either directly or indirectly, any business, activity or entity in or outside China that competes or is likely to compete with the commercial interests of the Group, although CSAHC may continue to hold and control its affiliates existing on the date of the De-merger Agreement and may continue to operate the businesses of such associates. Under the De-merger Agreement, CSAHC and the Company also agreed to indemnify each other against any and all losses, claims, damage, debts or expenses arising out of or in connection with the restructuring. As of the date of this Annual Report, no indemnity has been provided by either CSAHC or us.

In July 1997, we completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB1.00 per share, and listing of the H Shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and ADRs on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of our issued and outstanding shares of capital stock, consisting of 2,200,000,000 non-tradable domestic shares (“Domestic Shares”), par value RMB1.00 per share, were owned by CSAHC, which owned and exercised, on behalf of the Chinese government and under the supervision of the CAAC, the rights of ownership of such Domestic Shares. After giving effect to the private placement and the initial public offering, CSAHC maintained its ownership of the 2,200,000,000 Domestic Shares (representing approximately 65.2% of the total share capital of the Company), and became entitled to elect all the directors of the Company and to control the management and policies of the Group. The Domestic Shares and H Shares are both ordinary shares of the Company.

In July 2003, we issued 1,000,000,000 A Shares with a par value of RMB1.00 each and listed these shares on the Shanghai Stock Exchange. Subsequent to the A Share issue, the shareholding of CSAHC in the Company was reduced from 65.2% to 50.30%.

Share Reform Scheme

Pursuant to relevant PRC laws, we launched the share reform scheme in May 2007, whereby all the 2,200,000,000 non-tradable Domestic Shares held by CSAHC shall be converted into tradable A Shares. Upon the completion of such scheme on June 20, 2008, all the non-tradable Domestic Shares have been successfully converted into tradable A Shares, subject to the restriction that CSAHC shall not transfer or trade these shares within 36 months after the commencement date of the share reform scheme (which is June 18, 2007).

Bonus Shares Issue by Conversion of Share Premium

On June 25, 2008, our shareholders approved a bonus share issue by way of conversion of share premium, and on August 14, 2008, the Ministry of Commerce approved the bonus share issue. The issue has been effected by conversion of share premium on the basis of 5 new shares, credited as fully paid, for every 10 existing shares. Upon the completion of the bonus share issue, which is based on 4,374,178,000 shares in issue as of December 31, 2007, the number of paid up shares has increased by 2,187,089,000 shares to 6,561,267,000 shares.

Non-Public Subscriptions

On December 10, 2008, we entered into an A Shares subscription agreement with CSAHC, pursuant to which CSAHC has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new A Shares for a consideration of RMB2,278,834,000, equivalent to the subscription price of RMB3.16 per new A Share. Separately and on the same date, the Company and Nan Lung (a wholly-owned subsidiary of CSAHC) entered into a H Shares subscription agreement, pursuant to which Nan Lung has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new H Shares for a consideration of RMB721,150,000, equivalent to the subscription price of RMB1.00 (equivalent to approximately HK$1.13) per new H Share. The subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H Shares on February 26, 2009. On June 3, 2009, we received the formal approval from CSRC for the proposed non-public issue of H Shares. On August 14, 2009, we received the formal approval from CSRC for the proposed non-public issue of A Shares. The issuance of 721,150,000 new A Shares to CSAHC and 721,150,000 new H Shares to Nan Lung were completed on August 20, 2009 and August 21, 2009, respectively.

On March 8, 2010, our board approved the placement of up to 1,766,780,000 new A shares to not more than 10 specific investors including CSAHC and the placement of not more than 312,500,000 new H shares to Nan Lung, a wholly-owned subsidiary of CSAHC. On the same date, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share. In addition, the Company and Nan Lung entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HKD2.73 per H share. The above placement and subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H shares on April 30, 2010. On September 8, 2010, we received the formal approval from CSRC for the proposed non-public issue of H Shares. On September 15, 2010, we received the formal approval from CSRC for the proposed non-public issue of A Shares. In November 2010, we completed the placements of 1,501,500,000 new A shares and 312,500,000 H shares, among which 123,900,000 new A shares were issued to CSAHC at the subscription price of RMB6.66 per share, and 312,500,000 H shares were issued to Nan Lung at the subscription price of HKD2.73 per share.

Issuance of Short-term Financing Bills and Medium Term Notes

On April 18, 2008, our Board approved the proposed issue of short-term financing bills in the principal amount of up to RMB4 billion in the PRC, and the submission of this proposal to the annual general meeting for the shareholders’ approval. On June 25, 2008, our shareholders approved such proposed bill issue at the annual general meeting for the year 2007. We believes that the bill issue will provide a further source of funding at an interest rate which is expected to be lower than that for loans from commercial banks, lower the financing cost of borrowings for us, and is in the interests of us and its shareholders as a whole. The Company has received the acceptance from National Association of Financial Market Institutional Investors to register the Company’s short-term financing bills in the amount of RMB3.5 billion for a period up to September 10, 2010. The bills were jointly underwritten by China CITIC Bank Cooperation Limited and Bank of China Limited. In October 2008, we issued short-term financing bills with total face value of RMB2 billion, bearing coupon interest rate at 4.7% with a maturity period of one year for funding of the business activities of the Company.

On May 28, 2008, the Board approved the proposed issue of medium term notes by the Company in the principal amount of up to RMB1.5 billion and the submission of such proposal to the shareholders for their consideration and approval. On June 25, 2008, shareholders of the Company approved such notes issue at the annual general meeting for the year 2007. The Company believes that the notes issue will provide a further source of medium to long term funding at an interest rate lower than the best lending rate for loans from commercial banks, lower the finance costs of borrowings for us and improve our debt structure. As of the date of this Annual Report, We have not issued any medium term notes as approved by the Board and shareholders.

Traffic

The following table sets forth certain statistical information with respect to the Group’s passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail Carried (tons)		Total traffic (tons kilometers)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in thousands)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2009	66.28	13.8	862.0	3.2	10,067.0	9.4
2010	76.46	15.4	1,117.0	29.6	13,104.0	30.2
2011	80.68	5.5	1,135.0	1.6	14,461.0	10.4

Route Network

Overview

The Group operates the most extensive route network among all Chinese airlines. As of December 31, 2011, the Group operated 720 routes consisting of 576 domestic routes, 106 regional routes and 38 international routes.

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

In order to expand the Group’s international route network, the Group has entered into code-sharing agreements with several international airlines, including China Airlines, Mandarin Airlines, Japan Airlines, Korean Air, Asiana Airlines, Malaysia Airlines, PT. Garuda Indonesia, Kenya Airways, Pakistan International Airlines, Czech Airlines, Vietnam Airlines, Aeroflot-Russian Airlines, Air France, KLM Royal Dutch Airlines and Delta Air Lines. Under the code sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by the Group to passengers using the Group’s codes. Similarly, the Group is permitted to sell tickets for the other participating airlines using its “CZ” code. The code sharing agreements help increase the number of the Group’s international sales outlets. After joining Skyteam Alliance, the Group has further established a network reaching 926 destinations globally, connecting 173 countries of regions and covering major cities around the world.

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

Domestic Routes

The Group’s domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2011, the Group’s most profitable domestic routes were between: Guangzhou-Beijing, Beijing-Guangzhou, Shenzhen-Beijing, Beijing-Shenzhen, Urumqi-Beijing, Fuzhou-Beijing, Guangzhou-Shanghai, Shanghai-Guangzhou, Beijing-Urumqi and Xiamen-Shanghai.

Regional Routes

The Group offers scheduled service between Hong Kong and Guangzhou, Shenyang, Wu Yi Shan, Changchun, Xiamen, Shantou, Beijing, Guilin, Meixian, Wuhan, Zhengzhou, Zhanjiang, Luoyang and Nanning; between Macau and Hangzhou, Fuzhou, Xiamen and Quanzhou; between Taipei and Guangzhou, Shanghai, Fuzhou, Hangzhou, Xiamen, Shenyang, Changsha, Wuhan, Dalian, Guilin, Harbin, Guiyang, Changchun, Nanning, Zhengzhou and Shenzhen; between Kaohsiung and Fuzhou, Xiamen; between Taichung and Xiamen. In 2011, the most profitable scheduled regional routes were between: Xiamen-Hong Kong, Taipei-Guangzhou, Guangzhou-Taipei, Xiamen-Taoyuan, Shanghai-Taipei, Fuzhou-Taoyuan, Hong Kong-Beijing, Taipei-Shanghai, Hong Kong -Guangzhou- Changchun and Xiamen-Songshan.

In 2011, the Group conducted a total of 15,382 flights on its regional routes, accounting for approximately 23.2% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in Mainland China according to CAAC statistics.

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

In addition, the Group also provides scheduled services to the cities in Korea, Japan, Australia, The United Arab Emirates, Russia, Holland, New Zealand, India, France, Kazakhstan, Nepal, the United States, Kirghizstan, Iran, Turkmenistan, Tajikistan, Pakistan, Canada, Georgia, Azerbaijan, Bangladesh, Maldives and Uzbekistan.

After joining Skyteam Alliance, the Group has established a network reaching 926 destinations globally, connecting 173 countries of regions and covering major cities around the world.

In 2011, the Group’s most profitable international routes were: Guangzhou-Osaka, Seoul-Shenyang, Seoul-Dalian, Shenyang-Seoul, Guangzhou-Los Angeles, Tianjin-Xiamen-Singapore, Beijing-Guangzhou-Phnom Penh, Dalian-Seoul, Guangzhou-Sydney and Osaka-Guangzhou.

Aircraft Fleet

The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient, older aircraft. As of December 31, 2011, the Group operated a fleet of 444 aircraft with an average age of 6.20 years. Most aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Among all the aircraft, 237 aircraft operated by the Group are leased pursuant to various types of leasing arrangements.

Model	Number of Aircraft	Average age (years)	Average Passenger Capacity
Boeing 777-200A	4	15.74	373
Boeing 777-200B	6	13.38	282
Boeing 757-200	21	13.11	192/197/204
Boeing 747F	2	9.56	n/a
Boeing 737-800	109	4.04	160/163/170
Boeing 737-700	50	6.53	120/128/138
Boeing 737-300	25	17.38	137/145
Boeing 777F	6	1.43	n/a
Airbus 319-100	44	5.39	121
Airbus 380-800	2	0.13	506
Airbus 320-200	84	5.36	151/156
Airbus 321-200	57	4.10	178/182
Airbus 330-200	13	3.40	216/256
Airbus 330-300	8	3.60	283
EMB190	7	0.27	98
EMB145	6	7.33	50

Total	444

In 2011, the Group continued to expand and modernize its aircraft fleet. During the year, the Group: (i) took scheduled delivery of twenty-nine aircraft, including seven A320-200 aircraft, four A330-200 aircraft, two A380 aircraft, six B737-700 aircraft, one B777F aircraft and nine B737-800 aircraft; (ii) purchased one originally operating leased B757-200 aircraft; (iii) took scheduled delivery of twenty-three aircraft under operating leases, including eleven A320-200 aircraft, five B737-800 aircraft and seven E190 aircraft; (iv) returned five aircraft under operating leases upon expiry, including two B757-200 aircraft and three A320-200 aircraft; (v) disposed twenty-five aircraft, including twelve MD90 aircraft, four A300-600 aircraft, five ATR-72 aircraft, two B757-200 aircraft and two B737-700 aircraft; (vi) exercised the purchase options stipulated in the aircraft finance lease agreements and two A321-200 aircraft were reclassified as owned aircraft from finance leased aircraft.

In May 2011, we entered into one agreement for the acquisition of six Boeing B777F freighters and Xiamen Airlines entered into one purchase agreement for the acquisition of six Boeing B787 series aircraft. In February 2012, we entered into one agreement for the acquisition of ten Boeing 777-300ER aircraft. Aircraft under those acquisition agreements are scheduled for delivery during the period from 2013 to 2016.

Aircraft Financing Arrangements

Overview

A significant portion of the Group’s aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to eleven years. As of December 31, 2011, 76 of the Group’s 444 aircraft were operated under capital leases, 161 were operated under operating leases, 207 were either owned aircraft financed by long-term mortgage loans, or acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made through acquisition by bank loans and the Group’s own funds, and pursuant to operating leases or capital leases. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2011, the number of aircraft operated by the Group pursuant to capital and operating leases and the remaining terms, expressed in years, of such leases.

Model	Capital Lease	Operating Lease	Average Remaining Lease Term
Boeing 777-200A and 777-200B	0	4	1.11
Boeing 757-200	0	2	0.39
Boeing 737-700	12	15	3.93
Boeing 737-800	15	47	4.91
Boeing 737-300	0	4	1.22
Boeing 777F	2	0	8.03
Airbus 319-100	6	30	4.31
Airbus 320-200	22	22	7.71
Airbus 321-200	11	20	7.61
Airbus 330-200	8	2	8.19
Airbus 330-300	0	8	8.83
EMB190	0	7	7.85
Total	76	161

Capital leases

The majority of the capital leases in respect to aircraft and related equipment have terms of ten to twelve years expiring during the years 2012 to 2023. As of December 31, 2011, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB17,952 million. The Group’s capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

As of December 31, 2011, the Group’s aggregate future minimum lease payments required under its operating leases were RMB25,139 million. As of the year end of 2011, the Group’s operating leases had original terms generally ranging from five to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to twelve years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

For capital leases or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to withhold PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 0% to 11.6% of the lease payments, or in certain cases, the interest components of such payments for capital lease. The PRC withholding tax payable in respect of the lease arrangements amounting RMB172 million, RMB318 million and RMB198 million during 2011, 2010 and 2009 respectively, has been included as part of the lease charges.

Aircraft Flight Equipment

The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. The Group had 74 and 79 spare jet engines for its fleet as of the year end of 2011 and 2010, respectively. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for the Group’s aircraft are generally handled by Southern Airlines (Group) Import & Export Trading Corporation (“SAIETC”), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

A major part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by GAMECO, an entity jointly controlled by the Company, Hutchison Whampoa (“Hutchison”) and South China International Aircraft Engineering Company Limited, consistent with the Group’s strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China having been certified as a repair station by both the CAAC and the Federal Aviation Administration. In March 1998, GAMECO received an approval certificate from the United Kingdom Civil Aviation Authority for the repair and maintenance of aircraft and aircraft engines.

The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capacity include overhaul of more than 70% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. GAMECO also provides line maintenance services to other nine Chinese airlines and 23 international airlines. GAMECO provides heavy maintenance services to 10 other Chinese airlines and 18 international airlines.

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

The amounts incurred by the Group for comprehensive maintenance services provided by GAMECO and MTU were RMB2,018 million RMB1,742 million and RMB1,344 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Safety

The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. There were no serious incidents involving casualty or flight damage throughout the three years ended December 31, 2011. For minor “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below the standard prescribed by the CAAC. For example, the Company’s “Accident Signs Per Ten Thousands Hours Ratio” was 0, 0.008 and 0.089 in 2011, 2010 and 2009, respectively. In comparison, CAAC’s published maximum acceptable Accident Signs Per Ten Thousands Hours Ratio was 0.6, 0.6 and 0.6 in 2011, 2010 and 2009, respectively. This ratio is defined as the occurrence of one incident for every 10,000 hours of flight time. In 2011, the Group strengthened its flight safety management as per the internal and external safety requirements. In 2008, the Group received the “Five-Star Flight Safety Award” from CAAC, making it the first in the aviation industry to receive such a great honor. By December 2011, the Company’s continuous safe flight span totaled to 8.98 million hours.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs accounted for 37.5%, 33.2% and 29.6% of the Group’s operating expenses for the years ended December 31, 2011, 2010 and 2009, respectively. Like all Chinese airlines, the Group is generally required by the Chinese government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

Jet fuel costs increased from RMB23,492 million in 2010 to RMB32,675 million in 2011 as a result of increase in average jet fuel price by 28.4%.

In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 22% and 19% of the Group’s total jet fuel consumption in 2011 and 2010, respectively.

Fuel Surcharge

The NDRC has recently lowered the rate of fuel surcharge from 0.00002691 per km to 0.00002541 per km, starting from April 1, 2012 and ending on March 31, 2013. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB4,140 per ton, the airlines are allowed to charge RMB0.00002541 per km for the flight distance. The Group’s net income may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control.

Flight Operations

Flight operations for the Group’s flights originating in Guangzhou are managed by our flight operations and marketing divisions, which are responsible for formulating flight plans and schedules consistent with route and flight approvals received from the CAAC. The Company’s flight operations center in Guangzhou is responsible for the on-site administration of flights, including the dispatch and coordination of flights, deployment of aircraft, ground services and crew staffing. In addition, each of the Airline Subsidiaries maintains flight operations centers at all servicing airports for on-site administration of their flights. Our general dispatch offices are responsible for monitoring conditions on the Group’s route network, administering the Group’s flight plans, collecting and monitoring navigation data and analyzing and monitoring airport conditions.

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

Training of Pilots and Flight Attendants

The Group believes that its pilot training program which was established in cooperation with the CAAC affiliated Beijing University of Aeronautics and Aviation (the “BUAA”) has significantly improved the quality of the training received by the Group’s pilots and has helped maintain the quality of the Group’s staff of pilots at a level consistent with the expansion of operations called for by the Group’s business strategy.

In the Group’s pilot training program, trainees have two years of theoretical training at the BUAA. After successful completion of academic and physical examinations, the trainees receive flight training for a period of approximately 20 months at Flying College, a company that is 48.12% owned by the Company, 4.76% owned by CSAHC and 47.12% owned by a third party investor. Each trainee at the Flying College is required to fly at least 230 hours before being awarded a flight certificate. Graduates of the BUAA and the Flying College are hired by the Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for the Group’s trainee pilots is approximately four years. The Group has about 1,624 trainees as of April 20, 2012 about 636 trainees are expected to graduate in 2012 .

As part of the pilot training program, trainee pilots receive their initial training in the operation of a specific aircraft with Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a jointly controlled entity between the Company and CAE International Holdings Limited, which also provides training to pilots from other Chinese airlines. Zhuhai Xiang Yi is equipped with simulators for majority models of aircraft currently operated by the Group and provides flight simulation training services to the Group.

The Group’s pilots are required to be licensed by the CAAC, which requires an annual proficiency check. The Group’s pilots attend courses in simulator training twice annually and in simulator emergency procedures annually. The Group also conducts regular advanced training courses for captains and captain candidates. Pilots advance in rank based on number of hours flown, types of aircraft flown and their performance history.

The Group funded the training of its recruited pilots in previous years and, as a result, incurred significant costs over the years. Recently, there has been a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change will not only cut down the Group’s training expenses significantly, but also ensures the long-term dedicated service of the pilots. Starting from 2007, the Group began to recruit pilots under the self-sponsored training arrangement. On December 5, 2007, August 27, 2008, August 27, 2009, August 26, 2010 and September 9, 2011, the Board approved the Company to provide a guarantee with joint liability for the loans incurred under the self-sponsored pilot training program in an aggregate amount of RMB 90,858,000, not more than RMB213,600,000, not more than RMB184,750,000, not more than RMB179,269,600 and not more than RMB83,850,000, respectively. On December 29, 2009, Xiamen Airlines, a now 51%-owned subsidiary of the Company agreed to provide a guarantee with joint liability for the loans incurred under the partial self-sponsored pilot training program in an aggregate amount of not more than RMB100 million up to December 31, 2011. As of December 31, 2011, the Group has provided guarantees with joint liability for the loans of such self-sponsored pilots in an aggregate amount of RMB395,000,000, under which an aggregate of personal bank loans of RMB293,000,000 were drawn down from the banks. During the year, the Group has made repayments of RMB4,000,000 due to the default of payments of certain pilot trainees.

Under the program, the self-sponsored pilots are bound to enter into service contracts with the Group when they finish their training courses. They have the choice to repay their loans in advance or in installments.

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

Ground Services

The Group makes arrangements with airport authorities, other airlines or ground services companies for substantially all ground facilities, including jet-ways, waiting areas, ticket counters and support services buildings, at each airport that it serves. The Group pays landing, parking and other fees to such airports, including Guangzhou Baiyun International Airport (the "Guangzhou Baiyun Airport"). At domestic airports, such fees are generally determined by the CAAC.

At Guangzhou Baiyun Airport, the Group operates its own passenger check-in, cargo, mail and baggage handling, aircraft maintenance and cleaning services. The Group also provides such services to its customer airlines that operate in Guangzhou Baiyun Airport.

Ground services at the airports in Shenzhen, Changsha, Wuhan, Zhengzhou, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Shantou, Guiyang, Shenyang, Harbin, Dalian, Urumqi and etc. are primarily operated directly by the Group. Ground services at the airport in Beijing have been primarily provided by Beijing Ground Service, which became a wholly-own subsidiary of the Company in June 2009. Ground services at other airports in China are provided to the Group by local airport authorities or local airlines pursuant to various service agreements. Ground services and other services at airports outside China are provided to the Group by foreign services providers pursuant to various service agreements with such parties. All such agreements of the Group are short-term and otherwise on terms that are customary in the industry.

Air Catering

We own a 55% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”) as of December 31, 2011. Nanland provides in-flight meals, snacks, drinks and related services for all of the Group’s flights originating in Guangzhou and substantially all other flights departing from Guangzhou Baiyun Airport. The Group contracts with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry.

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

Cargo and Mail

The Group also provides air cargo and mail services. A significant portion of these services are combined with passenger flights services. Currently, the Group has two Boeing 747 freighters and six Boeing 777 freighters, mainly servicing six international cargo routes, Shanghai to Amsterdam, Frankfurt, Vienna, Los Angeles, Chicago, Vancouver and Guangzhou to Amsterdam.

Currently, the Group conducts its cargo business primarily through its cargo division in Guangzhou and Shanghai.

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

The Group’s ticket sales and reservations are conducted by or through independent sales agents and the Group’s own network of exclusive sales offices as well as the CAAC’s sales offices and CSAHC’s affiliates. The Group has sales offices in Guangzhou and its other route bases. In addition, the Group maintains regional sales offices in other cities in China, including Beijing and Shanghai. The Group maintains international sales offices in Almaty, Amsterdam, Ashkhabad, Baku, Bangkok, Bishkek, Brisbane, Busan, Chicago, Daegu, Daejeon, Delhi, Dubai (Sharjah), Dushanbe, Frankfurt, Fukuoka, Hanoi, Hiroshima, Ho Chi Minh City, Irkutsk, Islamabad, Jakarta, Jeddah, Kathmandu, Khabarovsk, Kitakyushu, Kuala Lumpur, London, Los Angeles, Manila, Melbourne, Moscow, Nagoga, Niigata, Novosibirsk, Oakland, Osaka, Osh, Paris, Penang, Perth, Phnom Penh, Phuket, Sapporo, Sendai, Seoul, Siem Reap, Singapore, Sydney, Tashkent, Tehran, Tokyo, Toyama, Vancouver, Vladivostok and Yangon.

The Group has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2011, approximately 12% of all ticket sales for the Group’s scheduled flights were made by the Group’s network of sales offices and CSAHC’s affiliates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents a commission of 5%-6% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2011, independent sales agents accounted for approximately 88% of the Group’s ticket sales for its scheduled flights.

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

Cargo

The Group’s cargo and mail services are promoted through its own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, the Group employs a number of cargo agents in the Pearl River Delta region. The Group generally pays such agents a commission of 4%-5% of the relevant cargo freight rate for domestic and international services.

Promotional and Marketing Activities

The Group engages in regular promotional and marketing activities in an effort to increase its market share. The Group’s promotional and marketing activities for domestic routes emphasize safety, passenger comfort and the frequency of the Group’s flights. The Group’s promotional and marketing activities for international and regional passengers emphasize the Group’s quality of service, extensive route network in China and greater frequency of flights relative to other Chinese airlines. The Group is among the first to launch premium economy class of seating. In addition, the Group also promotes and markets its regional and international routes on the basis of price.

The Group has been seeking to increase its name recognition by offering new services to passengers. For example, the Group was the first Chinese airline to provide off-airport check-in services. The Group also offers transfer and baggage “through-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. The Group widened its use of information technology and introduced new services such as cell phone check-in and SMS platforms. During the Beijing Olympic Games, the Group launched a special promotion known as “Welcome the Olympic Games with Gold Medal Services” and successfully fulfilled its duties to deliver quality services for the Beijing Olympic Games and Paralympics Games. In 2010, the Group successfully completed its missions to deliver quality services for the 16th Asian Games held in Guangzhou and the World Exposition Shanghai. In preparation for the hosting of the Asian Games, Guangzhou has made a huge investment in urban renovation and the construction of sports facilities. In addition, there has been high consumption before, during and after the Asian Games. Ever since the successful bidding for hosting the Asian Games in 2004, Guangzhou has achieved a faster growth and improvement in its economy. Even though during the Asian Games, the aviation market did not show a marked growth trend due to a stricter security policy and there was little change in the pattern of the cycle of travelers entering and leaving Guangzhou, which was basically following the trend in the normal cycle, in the long run, the Asian Games will have a positive impact on the tourism and the aviation market in Guangzhou to a certain extent.

On the wake of permitted direct flights on weekends between Taiwan and Mainland China starting from July 4, 2008, the Company became the first Chinese carrier to fly nonstop to Taiwan. By taking advantage of such further liberalized air travel policy between Taiwan and Mainland China, the Company has taken measures to explore opportunities presented by and increase its name recognition in Taiwan market. On June 23, 2008, the Company entered into a memorandum of cooperation with China Airlines, which is the largest carrier in Taiwan by route network. Based on the memorandum, the scope of cooperation between the parties will cover passenger, cargo, maintenance and ground handling services. The Company believes that its strategic collaboration with China Airlines will be beneficial to both parties, expand their route network worldwide, increase their freight load factors, reduce labor and operating costs, and enhance the competitiveness of both airlines in the global air travel market.

To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club” and the “Egret Mileage Plus”. By the end of 2011, the Group had approximately 14,206,800 members (including those of Xiamen Airlines) under these programs.

Regulation

The Chinese commercial aviation industry is subject to a high degree of regulation and oversight by the CAAC. Regulations and policies issued or implemented by the CAAC encompass substantially all aspects of airline operations, including route allocation, pricing of domestic airfare, the administration of air traffic control systems and certain airports, air carrier certifications and air operator certification and aircraft, registration and aircraft airworthiness certification. The Civil Aviation Law, which became effective in March 1996, provides a framework for regulation of many of these aspects of commercial aviation activities. Although China’s airlines operate under the supervision and regulation of the CAAC, they are accorded an increasingly significant degree of operational autonomy, including with respect to the application for domestic, regional and international routes, the allocation of aircraft among routes, the purchase of flight equipment, the pricing of air fares within a certain range, the training and supervision of personnel and their day-to-day operations.

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

Route Rights

Domestic Routes. The right of any Chinese airline to carry passengers or cargo on any domestic route must be obtained from the CAAC. Non-Chinese airlines are not permitted to provide domestic air service between destinations in China. The CAAC’s policy is to assign a domestic route to the Chinese airline that is best suited to serve the route based, in part, on the location of the airline’s main or regional base at the point of origin. Under current regulations, airlines are generally expected to operate mainly from their route bases, and flights within a particular region are expected to be served by airlines based in that region. The Group believes that these regulatory parameters benefit airlines, such as the Group, that have a large number of regional route bases. The CAAC also considers other factors that may make a particular airline suitable to operate a domestic route, including the applicant’s general operating authority, compliance with pricing regulations and regulations applicable to safety and service quality, market demand, the ability of the applicant in terms of its existing routes, airport facilities and related support services.

The CAAC considers market conditions for a domestic route in determining whether the route should be allocated to one or more airlines. Generally, the CAAC requires the passenger load factor on certain route should be above the average rate of the whole market in the last flight season before additional flights and participants may be put on that route.

Regional Routes. Hong Kong and Macau routes and landing rights are derived from agreements between the Chinese government and the government of the Hong Kong SAR, and between the Chinese government and the government of Macau SAR. The rights to fly between Beijing and Hong Kong, Beijing and Macau, Shanghai and Hong Kong and Shanghai and Macau are allocated by the CAAC among the four Chinese airlines. The Group understands that the criteria for determining whether a Hong Kong and Macau route will be allocated to a particular airline include market demand, the ability of the airline to service the route and the appropriateness of the airline’s aircraft for such route.

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

In addition, if the relevant bilateral civil aviation agreement permits more than one Chinese airline to operate a particular international route, the CAAC will only permit a second airline to operate on such route if during a specific season, the average load factor is more than 75%, or for a particular international route, if the flight capacity provided by Chinese airlines is 50% less than that provided by foreign airlines.

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

Jet Fuel Supply and Pricing

CAOSC and Bluesky Oil Supplies Company, companies supervised by the CAAC, are the only jet fuel supply companies in China, with the exception of the joint venture jet fuel supply companies that supply Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports, in each of which CAOSC is a partner. Airlines are generally not permitted to buy jet fuel from other suppliers in their domestic operations, since the direct import of jet fuel for domestic purposes is prohibited. As a result, all Chinese airlines purchase their domestic jet fuel supply requirements (other than the above mentioned exceptions) from the seven regional branches of CAOSC. Jet fuel obtained from such regional branches is purchased at uniform prices throughout China that are determined and adjusted by CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors.

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

In the Chinese aviation industry, the three dominant airlines are the Group, Air China Limited (the "Air China") and China Eastern Airlines Corporation Limited (the "China Eastern Airlines"). In 2011, these three airlines together controlled approximately 74.5% of the commercial aviation market in China as measured by passengers carried.

Most major Chinese airlines have in recent years significantly expanded their fleets, while at the same time passenger traffic may not increased proportionately. In some years, this has resulted in a reduction in our passenger load factors. As a result, we are required to be more competitive with respect to, for example, quality of service, including ticketing and reservations, in-flight services, flight scheduling and timeliness.

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

In June 2011, the Beijing-Shanghai High-Speed Railway was opened. We currently have only one daily flight on the Beijing-Shanghai aviation route. The opening of the Beijing-Shanghai High-Speed Railway has had a little direct impact on us. The aviation routes along the way, in particular, short-haul routes have experienced a greater loss of customers, but such losses are within our expectations and have had minimal impact on the entire industry. Meanwhile, the main arteries of Beijing-Shanghai, Beijing-Guangzhou, Beijing-Harbin, the "Four Vertical Lines" on the coastal areas (except the Xiamen-Shenzhen High-Speed Rail) will be all opened in 2012, and the travelling time between provinces and cities along the routes will have nearly saved approximately 50% over travel on the existing railways, and a number of regional intercity high-speed railways will also be opened during the year. With enormous expansion of the territory covered by the High-Speed Rail, the effect of network operation should be visible in the early stage.

From the perspective of long term development, with the continuous improvement in the high-speed railway lines and services, the domestic flights of the airlines will face competition from all sides, which spurs the airlines to constantly improve its network of aviation routes while stepping up efforts to upgrade service quality and brand influence for the enhancement of its competitiveness as a whole.

Relative to other Chinese airlines, however, the Group believes that it possesses certain competitive advantages. The Group has the most extensive route network and the largest number of regional route bases among Chinese airlines, which the Group believes places it in a favorable position in the route allocation process. The Group also has the largest aircraft fleet of any Chinese airline, which, together with the Group’s planned aircraft acquisitions, will permit the Group to expand its operations and to improve the deployment of the aircraft in its fleet. The Group also believes that its dominant presence in the populous and economically developed southern and central regions of China provides it with a competitive advantage in attracting new customers and that its fully integrated flight training, aircraft and engine maintenance and air catering operations enable it to achieve and maintain high quality service to its customers. In light of increasing competition from high speed trains, the Group intends to place more flight fleet to the international routes, where the Group will make an effort for a stronger market position. The Group also believes that its optimized route network, increased operational efficiency and improved service quality will attract more customers. The proposed cooperation between the Company and the high speed trains operators will also enable the Group to render a seamless air-ground service to customers which will bring a win-win situation for both the Group and the high speed trains operators.

According to CAAC statistics, the following table sets forth the Group’s market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated.

	Passenger carried		Cargo and Mail carried (tons)		Total traffic (ton kilometers)
Year	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in thousands)	Group’s Share (% of total)	Industry Total (in billions)	Group’s Share (% of total)
2007	185.8	30.6	4,018	21.7	36.5	25.3
2008	192.5	30.3	4,076	20.5	37.7	24.4
2009	230.5	28.8	4,455	19.3	42.7	23.6
2010	267.7	28.6	5,630	19.8	53.8	24.3
2011	292.2	27.6	5,528	20.5	57.3	25.2

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

The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China, based on passenger volume data from CAAC statistics, in 2011.

Airport	Passenger carried (% of total)	Cargo and Mail carried (% of total)	Departing flight (% of total)
Beijing	17.4	12.5	17.3
Guangzhou	50.2	28.4	50.6
Shanghai Pudong	9.1	6.3	9.7
Shanghai Hongqiao	13.6	17.8	14.1
Shenzhen	27.8	16.3	26.8
Chengdu	12.4	12.5	12.0
Kunming	15.7	19.0	14.5
Xi’an	17.8	20.0	17.6
Hangzhou	33.4	26.4	33.3
Chongqing	25.1	22.0	25.2

The following table sets forth the Group’s market share of the passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above), based on passenger volume data from CAAC statistics, in 2011.

Airport	Passenger carried (% of total )	Cargo and Mail carried (% of total)	Departing flight (% of total)
Changsha	40.5	53.6	40.8
Wuhan	39.7	43.7	37.3
Sanya	29.1	33.6	29.1
Haikou	26.4	27.8	27.0
Zhengzhou	50.6	52.6	48.8
Nanning	34.6	38.5	32.2
Guilin	38.7	47.6	38.9
Zhuhai	49.0	59.0	48.8

Regional Routes

In 2011, the Group conducted a total of 15,382 flights on its regional routes, accounting for approximately 23.2% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China. The Group faces less competition on regional routes than that on domestic and international, and earns higher operating margin. Air China, Eastern Airlines, Air Macau, Dragon Air and Cathay Pacific Airways compete with the Group in the regional traffic markets.

International Routes

The Group competes with Air China, China Eastern Airlines and many well-established foreign airlines on its international routes. Most of these international competitors have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than the Group. In addition, the public’s perception of the safety and service records of Chinese airlines may adversely affect the Group’s ability to compete against its regional and international competitors. Many of the Group’s international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of the Group, or engage in promotional activities that may enhance their ability to attract international passengers.

Air China has the most extensive international route network among Chinese airlines. Beijing, the hub of Air China’s operations, has been the destination for most international flights to China. The Group competes against, among other airlines, Thai Airways International, Singapore Airlines, Malaysian Airlines System, Air China and China Eastern Airlines on flights to Southeast Asian destinations. In the case of its European routes, the Group’s competitors include Cathay Pacific Airways. The Group faces competition on its international routes from Air China and China Eastern Airlines, each of which operates several routes between destinations in China and the United States, as well as international airlines that fly to Los Angeles from Hong Kong. The Group competes in the international market primarily on the basis of safety, price, timeliness and convenience of scheduling.

Airline Subsidiaries

The Airline Subsidiaries are joint ventures established by the Company and local companies in the provinces or special economic zones where the Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2011, the Company owns a 51% or 60% equity interest in each of the Airline Subsidiaries.

As of December 31, 2011, Xiamen Airlines operated under its own “MF” code with a fleet of 76 aircraft on 102 domestic routes, 5 international routes and 14 regional routes. In 2011, Xiamen Airlines carried a total of about 15.32 million passengers, or approximately 19% of the passengers carried by the Group in that year, and had RMB13,651 million in traffic revenue.

As of December 31, 2011, Shantou Airlines operated under the Group’s “CZ” code with a fleet of ten aircraft. In 2011, under the centralized allocation of flight routes of the Group, Shantou Airlines carried a total of about 2.32 million passengers, or 3% of the passengers carried by the Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2011 was RMB1,979 million.

As of December 31, 2011, Chongqing Airlines operated under the “OQ” code with a fleet of seven aircraft. In 2011, under the centralized allocation of flight routes of the Group, Chongqing Airlines carried a total of about 1.63 million passengers, or 2% of the total number of passengers carried by the Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2011 was RMB1,313 million ..

As of December 31, 2011, Zhuhai Airlines operated under the “CZ” code with a fleet of five aircraft. In 2011, under the centralized allocation of flight routes of the Group, Zhuhai Airlines carried a total of about 1.05 million passengers, or approximately 1% of the total number of passengers carried by the Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2011 was RMB1,043 million.

As of December 31, 2011, Guizhou Airlines operated under the “CZ” code with a fleet of eight aircraft. In 2011, under the centralized allocation of flight routes of the Group, Guizhou Airlines carried a total of about 1.85 million passengers, or approximately 2% of the total number of passengers carried by the Group in that year. Total traffic revenue of Guizhou Airlines was approximatelyRMB1,777 million for the year ended December 31, 2011.

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

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$63,483) per passenger. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. The Group believes that it maintains adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which the Group is subject to.

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

C. Organizational Structure.

The following chart illustrates the corporate structure of the Group as of December 31, 2011 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, associates and jointly controlled entities.

Note a: Including 12.89% ownership interest held by CSA’s subsidiaries.

The particulars of the Group’s principal subsidiaries as of December 31, 2011 are as follows:

Name of company	Place and date of establishment /operation	Proportion of ownership interest held by the Company
Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Xiamen Airlines Company Limited	PRC August 11, 1984	51%
Guizhou Airlines Company Limited	PRC November 12, 1991	60%
Chongqing Airlines Company Limited	PRC June 16, 2007	60%
Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	55%
Guangzhou Baiyun International Logistic Company Limited	PRC July 23, 2002	61%
Xinjiang Civil Aviation Property Management Limited	PRC February 12, 2002	51.84%
China Southern Airlines Group Air Catering Company Limited	PRC December 25, 2003	100%
Nan Lung International Freight Limited	Hong Kong October 1, 1996	51%
Beijing Southern Airlines Ground Services Company Limited	PRC April 1, 2004	100%

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2011 are as follows:

		Proportion of ownership interest held by
Name of company	Place and date of Establishment /operation	Group effective interest	The Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Company Limited	PRC October 28, 1989	50%	50%	—
Southern Airlines Group Finance Company Limited	PRC June 28, 1995	33.98%	21.09%	12. 89%
Sichuan Airlines Corporation Limited	PRC August 28, 2002	39%	39%	—
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC July 10, 2002	51%	51%	—
Southern Airlines Culture and Media Co., Ltd.	PRC May 13, 2004	40%	40%	—
China Southern West Australian Flying College Pty Ltd.	Australia January 26, 1971	48.12%	48.12%	—
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC September 29, 2006	50%	50%	—

D. Property, Plant and Equipment.

For a discussion of the Group’s aircraft, see Item 4, “Information on the Company — History and development of the Company — Aircraft Acquisitions.”

The Company’s headquarters in Guangzhou occupy an area of approximately 1,272,201 square meters of land and a total gross floor area of approximately 705,323 square meters. The Company leases from CSAHC the land in Guangzhou on which the Company’s headquarters and other facilities are located. The Company also leases from CSAHC certain buildings mainly at the Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.

The Company’s principal properties are located at its headquarters site and at its route bases. The following table sets forth certain information with respect to the Company’s properties at its headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Buildings (in square meters )
	Owned	Leased	Owned	Leased

Guangzhou	1,172,531	99,670	693,860	11,463
Shenzhen	246,397	—	101,311	—
Zhuhai	170,062	—	18,791	—
Changsha	173,351	6,629	70,338	12,536
Zhengzhou	425,336	—	56,915	—
Haikou	5,265	1,711	83,923	20,917
Wuhan	16,712	47,882	29,893	46,167
Nanyang	—	—	18,156	60,035
Sanya	106,680	—	16,968	—
Shenyang	135,455	103,715	101,224	6,674
Dalian	—	14,403	36,188	32,911
Jilin	134,488	65,076	42,312	7,767
Harbin	2,499	278,973	36,925	25,513
Xinjiang	—	631,094	122,818	3,396
Guilin	120,705	—	53,080	6,805

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Buildings (in square meters)
	Owned	Leased	Owned	Leased

Xiamen Airlines	871,137	—	551,730	31,641
Shantou Airlines	36,931	53,000	37,998	2,407
Zhuhai Airlines	99,306	—	57,730	1,800
Guizhou Airlines	259,879	—	106,245	2,032
Chongqing Airlines	82,449	—	6,785	4,484

As systems for registration and transfer of land use rights and related real property interests in China have been implemented relatively recently, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters and other facilities are located and the buildings that the Company uses at its route base in Wuhan and Haikou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by the Group that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair the ability of the Group to dispose of or mortgage such land use rights and buildings. As of April 20, 2012, the Group was in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun Airport), Xiamen, Heilongjiang, Jilin, Dalian, Hunan, Xinjiang, Henan, Shenzhen, Beijing, Shanghai, Sanya, Zhuhai and Shenyang in which the Group has interests and for which such certificates have not been granted. The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis should be read in conjunction with the Financial Statements of the Group contained elsewhere in this Annual Report. The Group maintains its books and accounts in accordance with the Accounting Standards for Business Enterprises-Basic Standard and 38 Specific Standards, application guidance, bulletins and other relevant accounting regulations (collectively “PRC GAAP”) and prepares its financial statements in accordance with both PRC GAAP and IFRSs. The Financial Statements contained elsewhere in this Annual Report have been prepared in accordance with IFRSs.

The discussion and analysis of the Group’s financial position and results of operations are based on the consolidated financial statements, which have been prepared in accordance with IFRSs.

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

Impairment for long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRSs is presented in Note 56 to the consolidated financial statements.

Overview

In 2011, due to the deepening sovereign debt crisis of the developed economies and slowdown in economic growth of the emerging economies, difficulties were encountered in the course of the global economic recovery. China implemented a proactive fiscal policy and prudent monetary policy, continued to strengthen and refine its macroeconomic control and ensured the steady and relatively fast growth of the economy while allowing a gradual fall in commodity prices. Benefitted from the steady and relatively fast growth of the PRC economy and the growing household consumption demand, the domestic aviation passenger demand maintained growth. However, due to the slow recovery of the developed economies, intense political situations in some regions and unexpected events such as the earthquake in Japan, in 2011, the growth of the international aviation market was slow, the aviation cargo market was also affected and underwent a downturn, and the domestic aviation demand grew at a slower pace compared to 2010. Facing the serious and complicated economic environment, the Company effectively responded to the challenges brought by the sluggish international aviation market and cargo market by making full use of the advantage of the steady growth in domestic civil aviation demand. Through strengthening safety management, accelerating the strategic transformation and internationalization process, reinforcing market expansion while continuing to improve the operational quality and significantly raising its service standards, the Company made progress in safety, operations, transformation, services and other aspects, maintained the best safety record among airlines in China, and once again achieved good results in production and operation, thereby effectively enhancing our brand image and our comprehensive competitiveness.

In 2011, we strictly performed standardized management, strengthened the building of safety management system, brought the alert functions of the safety management system into full play, and averted safety risks effectively on a timely basis, thus achieving the best safety performance ever in its history and significantly improving our safety quality. In 2011, the Group completed a total of 1,507,000 safe flight hours, including 8,777 general flight hours, representing an increase of 1,060 hours as compared with the previous year, and maintained 146 consecutive months of aviation safety and 210 consecutive months of aviation security. The Group maintained the best safety record among airlines in China and realized the excellent results of “Two Zeros”, i.e. zero company responsibility incidents and zero human error incidents.

In 2011, facing the adverse factors, such as the slowdown in the civil aviation market and the sluggish cargo market, we actively strengthened marketing and cooperation, and continued to enhance the quality of the passenger operations by seizing opportunities in the market, strengthening high-end marketing, developing frequent-flyers and enhancing the control of channels. During the reporting period, operating indicators of the Company, including passenger load factor, revenue per seat/ kilometer and average fare continued to increase. Facing the serious situation of the overall cargo transport, the Company actively developed the cargo transport market and effectively reduced cargo transport losses. In addition, during the reporting period, the Company successfully introduced and operated aircraft A380 and became the sole airline that operated aircraft A380 in the aviation industry of China, thereby effectively enhancing the profile, social influence and brand recognition of the Company. We sped up the structural adjustment of the fleet and further optimized our fleet structure by disposing of the older aircraft. In 2011, the Company’s major production and operation indicators remained steady on the rise with and created a new high.

In 2011, we continued to promote the energy conservation and emission reduction programs and further optimized the structure of the fleet by disposing of older aircraft. In 2011, we recorded a 3.3% decrease in fuel consumption per tonne kilometer as compared with the previous year with a reduction in carbon dioxide emission of 80,000 tonnes, and was ranked 21st at the “China Corporate Social Responsibility List(中国企业社会责任排行榜)”, awarded the honor as “China 2011 Top 100 Green Companies(2011年中国百强绿色企业)”, “Green Company of the Year(年度绿色企业)”, “Green Action China 2011 Ten Leading Companies(绿色感动中国2011十大领军企业)”, “The Most Socially Responsible Listed Company(最具社会责任感上市公司)”. Moreover, responding to the needs of the State, we successfully accomplished the special transportation tasks, including the evacuation of PRC citizens from Libya and Japan following the earthquake as well as to ensure the safe air transportation for the 26th Summer Universiade and the 1st Asia-Europe Expo. In 2011, the Company’s Ten Cent Care Foundation donated RMB 13.97 million and effectively fulfilled our social responsibility.

Nevertheless, the development of the airline industry has a number of challenges, such as the uncertain recovery of global economy, faster growth in the total traffic capacity of the industry, the impact of substitutive services such as Express Rail, and sharp fluctuation in oil prices.

Since July 21, 2005, the PRC government has adopted a managed floating exchange rate system based on market supply and demand of currencies, which is subject to adjustments with reference to a basket of currencies. The exchange rate of Renminbi would no longer be pegged to the U.S. dollar only and a more flexible exchange rate system was established. Because the Group finances its aircraft acquisitions mainly through capital leases or bank loans in U.S. dollars, and there are a substantial amount of transactions and obligations denominated in U.S. dollars in relation to its global purchases of jet fuel, lease and purchase of aviation equipment as well as major repairs, in addition to the landing fees of its international flights in the airports of other countries, the Group benefited from the RMB appreciation. RMB appreciation has brought exchange gain to the Group and reduced its operating costs which are denominated in foreign currencies. However, RMB appreciation also presents the Group with a challenge in price competition in international route operations.

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

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses are fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Net exchange gain increased by RMB1,009 million, from RMB1,746 million in 2010 to RMB2,755 million in 2011, mainly attributable to the exchange gain arising from retranslation and settlement of bank and other loans balances and financial lease obligations denominated in U.S. dollars, as a result of the significant appreciation of Renminbi against U.S. dollars in 2011.

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

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,			2011 vs. 2010 % increase	2010 vs. 2009 % increase
Traffic	2011	2010	2009	(decrease)	(decrease)
RPK (million)
Domestic	99,674	94,014	80,687	6.0	16.5
Regional	2,082	1,788	1,337	16.4	33.7
International	20,588	15,526	10,968	32.6	41.6
Total	122,344	111,328	93,002	9.9	19.7
RTK (million)
Domestic	10,195	9,715	8,342	4.9	16.5
Regional	198	171	126	15.8	35.7
International	4,068	3,218	1,599	26.4	101.3
Total	14,461	13,104	10,067	10.4	30.2
Passengers carried (thousand)
Domestic	72,926	69,727	61,130	4.6	14.1
Regional	1,767	1,573	1,276	12.3	23.3
International	5,984	5,156	3,875	16.1	33.1
Total	80,677	76,456	66,281	5.5	15.4
Cargo and mail carried (thousand tons)
Domestic	857	874	750	(1.9)	16.5
Regional	13	12	9	8.3	33.3
International	265	231	103	14.7	124.3
Total	1,135	1,117	862	1.6	29.6

	Year ended December 31,			2011 vs. 2010 %increase	2010 vs. 2009 %increase
Capacity	2011	2010	2009	(decrease)	(decrease)
ASK (million)
Domestic	120,462	117,383	105,379	2.6	11.4
Regional	2,753	2,353	1,916	17.0	22.8
International	27,849	20,762	16,146	34.1	28.6
Total	151,064	140,498	123,441	7.5	13.8
ATK (million)
Domestic	14,145	13,890	12,425	1.8	11.8
Regional	316	269	219	17.5	22.8
International	6,334	4,981	2,802	27.2	77.8
Total	20,795	19,140	15,446	8.6	23.9
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	82.7	80.1	76.6	3.2	4.6
Regional	75.7	76.0	69.8	(0.4)	8.9
International	73.9	74.8	67.9	(1.2)	10.2
Overall	81.0	79.2	75.3	2.3	5.2
Overall load factor (RTK/ATK) (%)
Domestic	72.1	69.9	67.1	3.1	4.2
Regional	62.6	63.6	57.7	(1.6)	10.2
International	64.2	64.6	57.1	(0.6)	13.1
Overall	69.5	68.5	65.2	1.5	5.1
Yield
Yield per RPK (RMB)
Domestic	0.68	0.62	0.53	9.7	17.0
Regional	0.88	0.85	0.75	3.5	13.3
International	0.56	0.58	0.55	(3.4)	5.5
Overall	0.67	0.62	0.54	8.1	14.8
Yield per RTK (RMB)
Domestic	6.90	6.20	5.36	11.3	15.7
Regional	9.69	9.29	8.30	4.3	11.9
International	3.67	3.84	4.52	(4.4)	(15.0)
Overall	6.03	5.66	5.26	6.5	7.6
Financial
Passenger revenue (RMB million)
Domestic	68,222	58,155	43,033	17.3	35.1
Regional	1,834	1,521	1,000	20.6	52.1
International	11,436	9,028	6,026	26.7	49.8
Total	81,492	68,704	50,059	18.6	37.2
Cargo and mail revenue (RMB million)	5,760	5,436	2,908	6.0	86.9

A. Operating Results.

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

2011 compared with 2010

The profit attributable to equity shareholders of the Company of RMB5,110 million was recorded in 2011 as compared to the profit attributable to equity shareholders of the Company of RMB5,792 million in 2010. The Group’s operating revenue increased by RMB13,900 million or 18.2% from RMB76,495 million in 2010 to RMB90,395 million in 2011. Passenger load factor increased by 1.8 percentage points from 79.2% in 2010 to 81.0% in 2011. Passenger yield (in passenger revenue per RPK) increased by RMB0.05 or 8.1% from RMB0.62 in 2010 to RMB0.67 in 2011. Average yield (in traffic revenue per RTK) increased by 6.5% from RMB5.66 in 2010 to RMB6.03 in 2011. Operating expenses increased by RMB16,374 million or 23.2% from RMB70,689 million in 2010 to RMB87,063 million in 2011. As a result of the increase in operating expenses, operating profit of RMB4,353 million was recorded in 2011 as compared to operating profit of RMB6,282 million in 2010, down by RMB1,929 million.

Operating revenue

	2011		2010
	Operating revenue	Percentage	Operating revenue	Percentage	Change in revenue
	RMB million	%	RMB million	%	%
Traffic revenue	87,252	96.5	74,140	96.9	17.7
Including: Passenger revenue	81,492		68,704		18.6
– Domestic	68,222		58,155		17.3
– Hong Kong, Macau and Taiwan	1,834		1,521		20.6
– International	11,436		9,028		26.7
Cargo and mail revenue	5,760		5,436		6.0
Other operating revenue	3,143	3.5	2,355	3.1	33.5
Mainly including: Commission income	643		469		37.1
Hotel and travel services income	614		477		28.7
Ground service income	368		390		(5.6)
Expired sales in advance of carriage	309		249		24.1
Aircraft wet lease income	319		50		>100.0
Total operating revenue	90,395	100.0	76,495	100.0	18.2
Less: fuel surcharge income	(11,699)		(5,583)

Total operating revenue excluding fuel surcharge	78,696		70,912

Traffic revenue composition

	2011		2010
	Traffic revenue		Traffic revenue		Change in traffic
	RMB million	Percentage %	RMB million	Percentage %	revenue %
Passenger Revenue	81,492	93.4	68,704	92.7	18.6
Cargo and Mail Revenue	5,760	6.6	5,436	7.3	6.0
Traffic revenue	87,252	100.0	74,140	100.0	17.7

Passenger revenue composition

	2011		2010
	Passenger revenue	Percentage	Passenger revenue	Percentage	Change in passenger revenue
	RMB million	%	RMB million	%	%
Domestic	68,222	83.7	58,155	84.7	17.3
Hong Kong, Macau and Taiwan	1,834	2.3	1,521	2.2	20.6
International	11,436	14.0	9,028	13.1	26.7

Passenger revenue	81,492	100.0	68,704	100.0	18.6

Substantially all of the Group’s operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 96.5% and 96.9% of total operating revenue in 2011 and 2010 respectively. Passenger revenue and cargo and mail revenue accounted for 93.4% and 6.6% respectively of the total traffic revenue in 2011. The other operating revenue is mainly derived from commission income, hotel and travel services income, fees charged for ground services rendered to other Chinese airlines, income from expired sales in advance of carriage and aircraft wet lease income.

The increase in operating revenue was primarily due to an 18.6% increase in passenger revenue from RMB68,704 million in 2010 to RMB81,492 million in 2011. The total number of passengers carried increased by 5.5% to 80.68 million passengers in 2011. RPKs increased by 9.9% from 111,328 million in 2010 to 122,344 million in 2011, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK increased from RMB0.62 in 2010 to RMB0.67 in 2011.

Domestic passenger revenue, which accounted for 83.7% of the total passenger revenue in 2011, increased by 17.3% from RMB58,155 million in 2010 to RMB68,222 million in 2011. Domestic passenger traffic in RPKs increased by 6.0%, while passenger capacity in ASKs increased by 2.6%, resulting in an increase in passenger load factor by 2.6 percentage points from 80.1% in 2010 to 82.7% in 2011. Domestic passenger yield per RPK increased from RMB0.62 in 2010 to RMB0.68 in 2011, mainly resulted from the increase of domestic passenger revenue and fuel surcharge income during the year.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.3% of total passenger revenue, increased by 20.6% from RMB1,521 million in 2010 to RMB1,834 million in 2011. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 16.4%, while passenger capacity in ASKs increased by 17.0%, resulting in a decrease in passenger load factor by 0.3 percentage points from 76.0% in 2010 to 75.7% in 2011. Passenger yield per RPK increased from RMB0.85 in 2010 to RMB0.88 in 2011, mainly resulted from the increase of Hong Kong, Macau and Taiwan passenger revenue.

International passenger revenue, which accounted for 14.0% of total passenger revenue, increased by 26.7% from RMB9,028 million in 2010 to RMB11,436 million in 2011. For international flights, passenger traffic in RPKs increased by 32.6%, while passenger capacity in ASKs increased by 34.1%, resulting in a 0.9 percentage point decrease in passenger load factor from 74.8% in 2010 to 73.9% in 2011. Passenger yield per RPK decreased from RMB0.58 in 2010 to RMB 0.56.

Cargo and mail revenue, which accounted for 6.6% of the Group’s total traffic revenue and 6.4% of total operating revenue, increased by 6.0% from RMB5,436 million in 2010 to RMB5,760 million in 2011. The increase was attributable to the increase in cargo traffic volume and fuel surcharge income.

Other operating revenue increased by 33.5% from RMB2,355 million in 2010 to RMB3,143 million in 2011. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating expenses

Total operating expenses in 2011 amounted to RMB87,063 million, representing an increase of 23.2% or RMB16,374 million over 2010, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue increased from 92.4% in 2010 to 96.3% in 2011.

	2011		2010		Change in operating expenses
	RMB million	Percentage	RMB million	Percentage	%
Flight operations	48,344	55.5	38,593	54.6	25.3
Mainly including: Jet fuel costs	32,675		23,492		39.1
Operating lease charges	4,654		5,298		(12.2)
Flight personnel payroll and welfare	4,412		3,420		29.0
Maintenance	7,531	8.7	5,586	7.9	34.8
Aircraft and traffic servicing	12,337	14.2	10,968	15.5	12.5
Promotion and sales	6,568	7.5	5,555	7.9	18.2
General and administrative	2,807	3.2	2,266	3.2	23.9
Impairment on property, plant and equipment	584	0.7	212	0.3	>100.0
Depreciation and amortization	7,689	8.8	7,065	10.0	8.8
Others	1,203	1.4	444	0.6	>100.0

Total operating expenses	87,063	100.0	70,689	100.0	23.2

Flight operations expenses, which accounted for 55.5% of total operating expenses, increased by 25.3% from RMB38,593 million in 2010 to RMB48,344 million in 2011, primarily as a result of increase in jet fuel costs because of greater consumption of jet fuel and increase in average fuel prices. Jet fuel costs, which accounted for 67.6% of flight operations expenses, increased by 39.1% from RMB23,492 million in 2010 to RMB32,675 million in 2011.

Maintenance expenses, which accounted for 8.7% of total operating expenses, increased by 34.8% from RMB5,586 million in 2010 to RMB7,531 million in 2011. The increase was mainly due to the increase in number of engines repaired and routine maintenance during the year.

Aircraft and traffic servicing expenses, which accounted for 14.2% of total operating expenses, increased by 12.5% from RMB10,968 million in 2010 to RMB12,337 million in 2011. The increase was primarily due to an 8.1% rise in landing and navigation fees from RMB7,792 million in 2010 to RMB8,426 million in 2011, resulted from the increase in number of flights.

Promotion and sales expenses, which accounted for 7.5% of total operating expenses, increased by 18.2% from RMB5,555 million in 2010 to RMB6,568 million in 2011.

General and administrative expenses, which accounted for 3.2% of the total operating expenses, increased by 23.9% from RMB2,266 million in 2010 to RMB2,807 million in 2011.

Impairment on property, plant and equipment increased by RMB372 million from RMB212 million in 2010 to RMB584 million in 2011.

Depreciation and amortization, which accounted for 8.8% of total operating expenses, increased by 8.8% from RMB7,065 million in 2010 to RMB7,689 million in 2011, mainly due to the additional depreciation charges on aircraft delivered in 2011.

Operating profit

Operating profit of RMB4,353 million was recorded in 2011 (2010: RMB6,282 million). The decrease in profit was mainly due to the net effect of increase in operating revenue by RMB13,900 million or 18.2% in 2011 and increase in operating expenses by RMB16,374 million or 23.2%.

Other net income

Other net income increased by RMB545 million from RMB476 million in 2010 to RMB1,021 million in 2011, mainly due to the increase of government grants and gain on disposal of aircraft.

Interest expense decreased by RMB198 million from RMB1,265 million in 2010 to RMB1,067 million in 2011 was mainly due to the decrease in weighted average bank and other loans balances during the year.

Net exchange gain of RMB2,755 million was recorded in 2011, an increase of RMB1,009 million from RMB1,746 million in 2010, mainly due to Renminbi appreciated significantly against US dollar in 2011.

Income tax

Income tax expense of RMB840 million was recorded in 2011, decrease by RMB837 million from RMB1,677 million in 2010, mainly due to the utilization of unrecognized deductible temporary differences and unused tax losses balance brought forward from prior years and the recognition of deductible temporary differences in 2011.

2010 compared with 2009

The profit attributable to equity shareholders of the Company of RMB5,792 million was recorded in 2010 as compared to the profit attributable to equity shareholders of the Company of RMB327 million in 2009, owing to the Group’s operating revenue increased substantially. The Group’s operating revenue increased by RMB21,693 million or 39.6% from RMB54,802 million in 2009 to RMB76,495 million in 2010. Passenger load factor increased by 3.9 percentage point from 75.3% in 2009 to 79.2% in 2010. Passenger yield (in passenger revenue per RPK) increased by RMB0.08 or 14.8% from RMB0.54 in 2009 to RMB0.62 in 2010. Average yield (in traffic revenue per RTK) increased by 7.6% from RMB5.26 in 2009 to RMB5.66 in 2010. Operating expenses increased by RMB15,334 million or 27.7% from RMB55,355 million in 2009 to RMB70,689 million in 2010. As a result of the increase in operating revenue, operating profit of RMB6,282 million was recorded in 2010 as compared to operating profit of RMB1,436 million in 2009, up by RMB4,846 million.

Operating revenue

	2010		2009
	Operating revenue	Percentage	Operating revenue	Percentage	Change in revenue
	RMB million	%	RMB million	%	%
Traffic revenue	74,140	96.9	52,967	96.7	40.0
Including: Passenger revenue	68,704		50,059		37.2
– Domestic	58,155		43,033		35.1
– Hong Kong, Macau and Taiwan	1,521		1,000		52.1
– International	9,028		6,026		49.8
Cargo and mail revenue	5,436		2,908		86.9
Other operating revenue	2,355	3.1	1,835	3.3	28.3
Mainly including: Commission income	469		342		37.1
Hotel and travel services income	477		172		>100.0
Ground services income	390		320		21.9
Expired sales in advance of carriage	249		350		(28.9)
Aircraft wet lease income	50		83		(39.8)
Total operating revenue	76,495	100.0	54,802	100.0	39.6
Less: fuel surcharge income	(5,583)		(1,986)

Total operating revenue excluding fuel surcharge	70,912		52,816

Traffic revenue composition

	2010		2009
	Traffic revenue		Traffic revenue		Change in traffic
	RMB million	Percentage %	RMB million	Percentage %	revenue %
Passenger Revenue	68,704	92.7	50,059	94.5	37.2
Cargo and Mail Revenue	5,436	7.3	2,908	5.5	86.9
Traffic revenue	74,140	100.0	52,967	100.0	40.0

Passenger revenue composition

	2010		2009
	Passenger revenue	Percentage	Passenger revenue	Percentage	Change in passenger revenue
	RMB million	%	RMB million	%	%
Domestic	58,155	84.7	43,033	86.0	35.1
Hong Kong, Macau and Taiwan	1,521	2.2	1,000	2.0	52.1
International	9,028	13.1	6,026	12.0	49.8

Passenger revenue	68,704	100.0	50,059	100.0	37.2

Substantially all of the Group’s operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 96.9% and 96.7% of total operating revenue in 2010 and 2009, respectively. Passenger revenue and cargo and mail revenue accounted for 92.7% and 7.3%, respectively of the total traffic revenue in 2010. The other operating revenue is mainly derived from commission income, hotel and travel services income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines, income from expired sales in advance of carriage and aircraft wet lease income.

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

Operating expenses

Total operating expenses in 2010 amounted to RMB70,689 million, representing an increase of 27.7% or RMB15,334 million over 2009, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue decreased from 101.0% in 2009 to 92.4% in 2010.

	2010		2009		Change in operating expenses
	RMB million	Percentage	RMB million	Percentage	%
Flight operations	38,593	54.6	29,296	52.9	31.7
Mainly including: Jet fuel costs	23,492		16,390		43.3
Operating lease charges	5,298		5,123		3.4
Flight personnel payroll and welfare	3,420		2,622		30.4
Maintenance	5,586	7.9	4,446	8.0	25.6
Aircraft and traffic servicing	10,968	15.5	9,169	16.6	19.6
Promotion and sales	5,555	7.9	4,170	7.5	33.2
General and administrative	2,266	3.2	1,844	3.3	22.9
Impairment on property, plant and equipment	212	0.3	26	0.1	>100.0
Depreciation and amortization	7,065	10.0	5,975	10.8	18.2
Others	444	0.6	429	0.8	3.5

Total operating expenses	70,689	100.0	55,355	100.0	27.7

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

Depreciation and amortization, which accounted for 10.0% of total operating expenses, increased by 18.2% from RMB5,975 million in 2009 to RMB7,065 million in 2010, mainly due to the additional depreciation charges on aircraft delivered in 2010.

Operating profit

Operating profit of RMB6,282 million was recorded in 2010 (2009: RMB1,436 million). The increase in profit was mainly due to the net effect of increase in operating revenue by RMB21,693 million or 39.6% in 2010 and increase in operating expenses by RMB15,334 million or 27.7%.

Other net income

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

In 2009, the Company entered into an agreement with CSAHC to dispose of its entire equity interest in Zhuhai MTU with carrying amount of RMB529 million to CSAHC. As of December 31, 2009, the investment in Zhuhai MTU was classified as asset held for sale. The sale was completed in February 2010 and the Company recorded a gain of RMB1,078 million in 2010.

Income tax

Income tax expense of RMB1,678 million was recorded in 2010 as compared to an income tax benefit of RMB95 million in 2009.

B. Liquidity and Capital Resources.

Generally, the Group meets its working capital and capital expenditure requirements through cash from its operations, the proceeds of certain long-term and short-term bank loans, capital lease financing and rebates available under certain of the Group’s aircraft leases.

As of December 31, 2011, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB127,448 million to the Group. As of December 31, 2011, an approximate amount of RMB36,414 million was utilized. As of December 31, 2011 and 2010, the Group’s cash and cash equivalents totaled RMB9,863 million and RMB10,404 million, respectively.

Net cash inflows from operating activities in 2011, 2010 and 2009 were RMB12,557 million, RMB11,442 million and RMB8,959 million, respectively. Operating cash inflows of the Group are primarily derived from the provision of air transportation and related service for customers. The vast majority of tickets are purchased prior to the day on which transportation is provided. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and traffic servicing, etc.

Net cash used in investing activities in 2011, 2010 and 2009 was RMB21,957 million, RMB11,568 million and RMB14,478 million, respectively. Cash capital expenditures in 2011, 2010 and 2009 were RMB20,038 million, RMB13,469 million and RMB15,007 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings used in operations.

Financing activities resulted in net cash inflows of RMB8,859 million, RMB6,187 million and RMB5,213 million in 2011, 2010 and 2009, respectively. Net cash inflow/(out flow) from new bank and other loans and repayments of bank and other loans and short-term financing bills amounted to RMB9,254 million, RMB(2,876) million and RMB3,750 million in 2011, 2010 and 2009, respectively. The additions of bank loan were used for capital expenditures and general working capital. Repayment of capital leases in 2011, 2010 and 2009 was RMB1,702 million, RMB1,505 million and RMB1,750 million, respectively, resulting from the aircraft acquisitions under capital leases.

As of December 31, 2011, the Group’s aggregate long-term bank and other loans and obligations under capital leases (including loans and capital leases obligations due within one year) totaled RMB56,738 million. In 2012, 2013, 2014, 2015 and thereafter, amounts payable under such loans and obligations will be RMB13,648 million, RMB10,832 million, RMB6,066 million, RMB5,271 million and RMB20,921 million, respectively. Such borrowings were denominated in United States dollars and Singapore dollars with a significant portion being floating interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies primarily results from its foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2011, the Group’s short-term bank loans were RMB6,925 million. The Group’s weighted average interest rate on short-term bank loans was 3.09% per annum as of December 31, 2011. The primary use of the proceeds of the Group’s short-term bank loans is to finance working capital and capital expenditure needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

As of December 31, 2011, the Group had obligations under operating leases totaling RMB25,139 million, predominately for aircraft. Of such amount, RMB4,369 million, RMB3,871 million, RMB3,471 million, RMB3,128 million, RMB2,813 million, and RMB7,487 million respectively, is due in 2012, 2013, 2014, 2015, 2016 and thereafter.

As of December 31, 2011, the Group had a working capital deficit of RMB24,928 million, as compared to a working capital deficit of RMB16,466 million as of December 31, 2010. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and renewal of short-term bank loans to meet its short-term liquidity and working capital needs. In 2012 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditure. As of December 31, 2011, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB127,448 million (2010: RMB146,702 million), of which approximately RMB36,414 million (2010: RMB39,173 million) was utilized.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2012. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

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

As of December 31, 2011, the Group had capital commitments as follows:

	2012	2013	2014	2015	2016 and afterwards	Total
	(RMB million)
Acquisition of aircraft and related equipment	19,014	19,673	13,328	8,580	655	61,250
Others	2,198	1,473	106	13	—	3,790
Total capital commitments	21,212	21,146	13,434	8,593	655	65,040

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2011, the cash and cash equivalents of the Group totaled RMB9,863 million. Of such balance, 7% was denominated in US Dollars, Hong Kong Dollars, Australian Dollars, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB91,034 million, the Group expects that it will have sufficient funding sources to meet its cash requirements in the foreseeable future.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information.

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements.

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition that is material to investors. In particular, we (i) have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity; (ii) have not entered into any derivative contracts that are both indexed to our own stock and classified in stockholders’ equity, or not reflected in our statement of financial position; and (iii) do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F. Tabular Disclosure of Contractual Obligations.

The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under commitments as of December 31, 2011.

		As of December 31, 2011 Payment due by period				As of December 31, 2010
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years	Total

Short-term bank loans (note 1)	7,060	7,060	-	-	-	3,594
Long-term bank and other loans (note 1)	45,303	13,724	14,749	7,000	9,830	39,872
Bills payable	50	50	-	-	-	104
Obligations under capital leases	17,952	2,216	4,283	4,517	6,936	15,921
Operating lease commitments	25,139	4,369	7,342	5,941	7,487	25,977
Aircraft purchase commitments (Note 2)	61,250	19,014	33,001	9,235	-	73,909
Other capital commitments	3,790	2,198	1,579	13	-	2,706
Investment commitments	239	179	60	-	-	-
Total	160,783	48,810	61,014	26,706	24,253	162,083

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2011.

Note 2 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors, Senior Management and Employees.

The following table sets forth certain information concerning directors, senior management and supervisors of the Company in 2011. There were certain changes in the Company’s directors, senior management and supervisors subsequent to December 31, 2010, details of which are set forth below.

Name	Position	Gender	Age

Si Xian Min	Chairman of the Board, Non-executive Director	Male	55
Li Wen Xin (1)	Former Non-executive Director	Male	62
Wang Quan Hua	Non-executive Director	Male	58
Yuan Xin An (2)	Non-executive Director	Male	55
Tan Wan Geng	Executive Director	Male	48
Zhang Zi Fang	Executive Director	Male	54
Xu Jie Bo	Executive Director	Male	47
Chen Zhen You	Executive Director	Male	60
Gong Hua Zhang	Independent Non-executive Director	Male	66
Lam Kwong Yu(3)	Former Independent Non-executive Director	Male	68
Wei Jin Cai	Independent Non-executive Director	Male	62
Ning Xiang Dong	Independent Non-executive Director	Male	47
Liu Chang Le(4)	Independent Non-executive Director	Male	60
Pan Fu	Chairman of the Supervisory Committee	Male	49
Li Jia Shi	Supervisor	Male	51
Zhang Wei	Supervisor	Female	46

Yang Yi Hua	Supervisor	Female	52
Liang Zhong Gao	Supervisor	Male	56
Ren Ji Dong	Executive Vice President	Male	47
He Zong Kai	Executive Vice President	Male	61
Liu Qian	Executive Vice President	Male	48
Dong Su Guang	Executive Vice President	Male	58
Chen Gang	Executive Vice President	Male	46
Zhang Zheng Rong	Chief Pilot	Male	50
Hu Chen Jie	Chief Information Officer	Male	43
Su Liang	Chief Economist	Male	50
Chen Wei Hua	Chief Legal Adviser	Male	46
Xie Bing	Company Secretary	Male	39

(1) On August 8, 2011, the Company received a letter of resignation from Mr. Li Wen Xin in respect of his directorship with the Company with effect from the same date due to change in his work arrangement.

(2) On November 30, 2011, Mr. Yuan Xin An was appointed at the first extraordinary general meeting for 2011 of the Company (the "EGM") as the non-executive director of the Company .

(3) On August 5, 2011, the Company received a letter of resignation from Mr. Lam Kwong Yu in respect of his directorship with the Company with effect from the same date due to his personal time allocation arrangement.

(4) On November 30, 2011, Mr. Liu Chang Le was appointed at the EGM as independent non-executive director of the Company .

Since January 1, 2012 through the date of this Annual Report, there has been no change to the Directors, Senior Management or Supervisors.

Board of Directors

Si Xian Min, aged 55, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the director of the political division of China Southern Airlines Henan Branch; as the party secretary and vice president of Guizhou Airlines Company Limited; as the Vice Party Secretary and secretary to the disciplinary committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since December 31, 2004, Mr. Si has been the director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

Wang Quan Hua, aged 58, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management. Mr. Wang began his career in 1972. Mr. Wang served as the Director of the Planning and Operation Division of CSAHC; the General Manager of Strategy and Development Department of CSAHC; the Assistant to the President and the Director of the Strategy and Development Department and the Vice President of Southern Airlines (Group) Company. Mr. Wang has served as the Executive Vice President of CSAHC since September 2002. Since May 13, 2003, Mr. Wang has been a director of the Company. Currently, Mr. Wang is also a director of companies namely, Nan Lung, Solar Insurance Group Company Limited, China National Aviation Corp (HK) Ltd., TravelSky Technology Limited and Asia Travel Investment Company Limited. Mr. Wang is also the Chairman of Guangzhou Southern Airline Construction Company Limited.

Yuan Xin An, 55, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. Mr. Yuan began his career in December 1976 and served as the Vice President of Engineering Department of CSAHC; the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd.; the Chief Engineer and the President of Engineering Department of China Southern Airlines Company Limited; the Executive Vice President of China Southern Airlines Company Limited from April 2002 to June 2007. Mr. Yuan has served as the Executive Vice President of China Southern Airlines Company Limited since September 2007; also the Chief Legal Adviser of CSAHC from July 2008. Since November 30, 2011, Mr. Yuan has become a director of the Company. Mr. Yuan Xin An is also the Chairman of Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, MTU Maintenance Zhuhai Co., Ltd., Dalian Acacia Town Villa Co., Ltd. and Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

Tan Wan Geng, aged 48, is an economist graduated from Zhongshan University, majoring in economic geography, with qualification of post graduate degree. Mr. Tan began his career in civil aviation in 1990 and has served as the head of the infrastructure department and director of human resources department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China (CAAC), and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Vice President of the Company from February 2006 to February 2007; the member of the Party of CSAHC and the Party Secretary of the Company from February 2007 to January 2009; the member of the Party of CSAHC and the President of the Company from January 2009 to May 2011. Since May 2011, Mr. Tan has been the Party Secretary of CSAHC and the President of the Company. Mr. Tan has been a Director of the Company since June 15, 2006.

Zhang Zi Fang, aged 54, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the deputy commissar and subsequently the commissar of the pilot corps of China Northern Airlines Company; as the party secretary of the Jilin Branch of China Northern Airlines Company and the General Manager of Dalian Branch of CSAHC Northern Airlines. Mr. Zhang was the Director of Political Works Department of CSAHC and was the Vice Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Vice Party Secretary of the Company from December 2007 to February 2009. He has been the Party Secretary and Executive Vice President of the Company since February 2009. Mr. Zhang has been a director of the Company since June 30, 2009. He is also the Vice Chairman of SACM.

Xu Jie Bo, aged 47, graduated with a bachelor degree from Tianjin University majoring in infrastructure and engineering management, and was subsequently awarded with a master degree in Business Administration from Hong Kong Baptist University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior accountant. Mr. Xu began his career in 1986. He served as the deputy director and director of the financial department of Central and Southern China Civil Aviation Administration; as the Chief Accountant and the General Manager of the Financial Department of the Company. He has been a director and the Chief Financial Officer (Chief Accountant) of the Company since April 2001 and a director, the Executive Vice President and the Chief Financial Officer (Chief Accountant) of the Company since August 2003. Mr. Xu is also the chairman of Guizhou Airlines Company Limited; the vice chairman of Xiamen Airlines Company Limited and the vice chairman of Sichuan Airlines Corporation Limited.

Chen Zhen You, aged 60, graduated with an MBA degree from Murdoch University in Australia. Mr. Chen started his career in 1969. He worked as the vice director of the Office of International Affairs of Guangzhou Civil Aviation Administration; as the general manager of the Department of Foreign Affairs of the Company; and as the Director of General Administration Office and the Director of the Planning and Investment Department of CSAHC. He has been the Chairman of the Labor Union of the Company since February 2005. Mr. Chen has been a director of the Company since June 15, 2006. He is also the chairman of Zhuhai Airlines.

Gong Hua Zhang, aged 66, a senior accountant at professor level. With over 40 years of accounting experience, Mr. Gong had served as a Deputy Chief Accountant, a director of the Financial division of China Petroleum Pipeline Bureau, a director of Financial Bureau of China National Petroleum Corporation and a Chief Accountant of China National Petroleum Corporation. He was a director of PetroChina Company Limited from October 1999 to May 2008, the Chairman of the Board of PetroChina Finance Company Limited from May 1999 to September 2009 and a Director of China Cheung Kong Electric Power Co., Ltd. from September 2002 to June 2010. Mr. Gong has been an independent non-executive director of the Company since June 28, 2007 and vice president of Accounting Society of China, member of the Accounting Standards Committee of the Ministry of Finance and member of China Valuation Standards Committee. He is also an independent director of China Shenhua Energy Company Limited, an external director of China Dongfang Electricity Group Company Limited, an independent director of Nanyang Commercial Bank (China) Company Limited, an independent director of China Railway Group Limited and an external director of COFCO Corporation.

Wei Jin Cai, aged 62, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the deputy party secretary of the Party Committee of the headquarters of Civil Aviation Administration of China before he was appointed as the party secretary of Civil Aviation Management Institute of China from March 1993 to November 2008 and the president of Civil Aviation Management Institute of China from November 2008 to August 2010. Mr. Wei has been an independent nonexecutive director of the Company since December 29, 2010. He currently also serves as an independent director of Shandong Airlines Company Limited and Xiamen International Airport Co., Ltd. and an independent non-executive director of ASR Holdings Limited.

Ning Xiang Dong, aged 47, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning started his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the executive vice director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong. He currently serves as a professor and a doctorate-tutor of the School of Economics and Management of Tsinghua University, and the executive director of Centre for Corporate Governance at Tsinghua University. Mr. Ning has been an independent non-executive director of the Company since December 29, 2010. He is concurrently also serves as an independent director of four listed companies, namely, Hong Yuan Securities Co., Ltd., Goer Tek Inc., Aerospace Hi-Tech Holding Group Co., Ltd. and Sichuan ChangHong Electric Company Limited.

Liu Chang Le, aged 60, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the chairman and chief executive officer of Phoenix Satellite Television Company Limited since 1996 and the chairman and chief executive officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include “Wiseman of the Media Industry”, “the Most Innovative Chinese Business Leaders in the Asia Pacific Region”, “the Most Entrepreneurial Chinese Business Leaders”, and has been awarded the “Robert Mundell Successful World CEO Award”, the “Man of Year for Asia Brand Innovation Award”, the “Person of the Year” award of the Chinese Business Leaders Annual Meeting. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival, which is run by the International Academy of Television Arts & Sciences, for five consecutive years. In November 2008, Mr. Liu received the International Emmy® Directorate Award. Mr. Liu was appointed as honorary chairman of “World Chinese-language Media Co-operation Alliance” in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. Mr. Liu is also a member of the Tenth and the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and currently serves as the Vice Chairman of the Subcommittee on Education, Science, Culture, Health and Sport, of the Eleventh National Committee of the Chinese People’s Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In July 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region. Mr. Liu has become an independent non-executive director of the Company since November 30 , 2011.

SUPERVISORY COMMITTEE

As required by the Company Law of the PRC and the Articles of Association of the Company, we have a supervisory committee (the “Supervisory Committee”) which is primarily responsible for the supervision of senior management of the Company, including the Board, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of five Supervisors. Three of the Supervisors are appointed by shareholders, and the other two Supervisors are representatives of our employees. The Supervisors serve terms of three years and may serve consecutive terms.

Pan Fu, aged 49, graduated with a master degree from Chongqing University majoring in power systems and automation, and also a senior engineer. Mr. Pan started his career in 1986, and served successively as the Deputy Chief Engineer and the Deputy Head of the Planning Department of Power Laboratory of Yunnan Provincial Electric Power Bureau, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation, the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of the China Southern Power Grid Technology and Research Center; the General Manager, the Deputy Secretary of The Party of the Guizhou Power Grid Corporation from January 2005 to November 2007; the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. He served as the Party Member and the Party Discipline Inspection Team leader of CSAHC since November 2010 and served as the supervisor of the Company and the Chairman of the Supervisory Committee since December 29, 2010. He is also the Chairman of PCACL.

Li Jia Shi, aged 51, graduated from Guangdong Institute for Nationalities majoring in economics and mathematics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, EMBA major and is an expert of political science. Mr. Li started his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the Company, Party Secretary and vice general manager of Guangzhou Nanland Air Catering Company Limited; the Head of the Organization Division of the Party Committee of the Company. He served as the deputy secretary of the disciplinary committee and the director of the disciplinary committee office of the Company from December 2003 to December 2007. Mr. Li has served as the Secretary and Director of the Disciplinary Committee of the Company since December 2007, and the Party Discipline Inspection Team Vice Leader of CSAHC and the Secretary of the disciplinary committee of the Company since February 2012. Mr. Li has become a supervisor of the Company since June 30, 2009. He currently is also the chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited.

Zhang Wei, aged 46, graduated with a master degree from Tianjin University majoring in investment skills and economics and a senior accountant with university qualification. Ms. Zhang started her career in 1988 and served as the General Manager Assistant and Vice General Manager of the Finance Department of the Company; the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC; and the General Manager of SA Finance. Ms. Zhang had then been the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been a supervisor of the Company since June 2008. Ms. Zhang is currently also the Chairman of Supervisory Committee of SACM, SA Finance, Southern Airlines (Group) Import and Export Trading Company Limited and China Southern Airlines Group Construction and Development Company Limited and a director of Guangzhou Southern Airline Construction Company Limited.

Yang Yi Hua, aged 52, Ms Yang, graduated with university education, is an accountant and a Certified Internal Auditor. Ms. Yang was the Manager of the Financial Office of the Company’s Financial Division, and Deputy General Manager of the Company’s Audit Department. Ms. Yang has been the General Manager of the Company’s Audit Department since May 2002 and a supervisor of the Company since June 2004. Ms Yang currently is also the Chairman of the Supervisory Committee of Xiamen Airlines, Guizhou Airlines, Guangzhou Baiyun International Logistic Company Limited (“Baiyun Logistic”), Beijing China Southern Airlines Ground Service Company Limited and Nan Lung International Freight Limited and a supervisor of Chongqing Airlines and SA Finance.

Liang Zhong Gao, aged 56, graduated from Nanjing Institute of Politics, majoring in economics and management and an expert of political science. Mr. Liang started his aviation career since 1998 and served as Deputy General Manager of the Guangzhou Sales Office of the Company, Deputy Party Secretary and Secretary of the Disciplinary Committee of the Passenger Traffic Department of the Company, Party Secretary of the Passenger Traffic Department of the Company and General Manager of the Aviation Service Quality Control Department of the Company. Mr. Liang has been the Director of the Disciplinary Supervision Department of the Company since February 2007 and the supervisor of the Company since June 2007.

SENIOR MANAGEMENT

Ren Ji Dong, aged 47, graduated from Nanjing Institute of Aviation, majoring in aircraft engine design and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA), and he is a senior engineer. Mr. Ren started his career since 1986 and served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang Branch of the Company, the Executive Vice President of the Company from March 2005 to January 2007, and the President of the Xinjiang Branch of the Company from January 2007 to April 2009. He has served as the Executive Vice President of the Company since May 2009.

He Zong Kai, aged 61, graduated from Beijing Foreign Language Institute majoring in French, and he is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department, President of Hubei Branch. Mr. He has been an Executive Vice President of the Company since March 2005. Currently, Mr. He is also the Chairman of Chongqing Airlines.

Liu Qian, aged 48, graduated from China Civil Aviation Flying College with majoring in aircraft piloting. Mr. Liu served the CAAC as an assistant researcher of the piloting skills supervision division of the piloting standards department, an assistant researcher of the operation supervision division, an assistant researcher and the Deputy Head of the Piloting Standards Division, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been the Executive Vice President of the Company since August 2007. Mr. Liu served as the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited, a jointly-controlled entity of the Company.

Dong Su Guang, aged 58, graduated from Northwestern Polytechnical University majoring in aircraft design. Mr. Dong started his career since 1970 and used to be a Vice President of Guangzhou Aircraft Maintaining and Engineering Co., Ltd. (“GAMECO”, a jointly-controlled entity of the Company), as well as Chief Engineer and the General Manager of Engineering Department of the Company. He has been the Executive Vice President of the Company since December 2007. Mr. Dong is also the Chairman of Shantou Airlines, GAMECO and Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.

Chen Gang, aged 46, graduated from Zhongnan Finance and Economics University majoring in Industrial Enterprise Management and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). He began his career in 1987 and the Vice President of Henan Branch of the Company, the President of Hubei Branch of the Company, and the Director of Commercial Steering Committee of the Company. He has been the Executive Vice President of the Company since August 2009. Currently, Mr. Chen is also the Chairman of CSN – ETC E-commerce Limited and Baiyun Logistics.

Zhang Zheng Rong, aged 50, graduated from China Civil Aviation Flying College majoring in aircraft piloting and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). Mr. Zhang used to serve as the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron as well as the General Manager of the Aviation Safety Monitoring Division, and the General Manager of the Guangzhou Flight Operations Division of the Company. He has been the Chief Pilot of the Company since August 2007. Mr. Zhang is also a director of Aviation Data Communication Corporation.

Hu Chen Jie, aged 43, graduated from Beijing University Aeronautics and Astronautics majoring in information management. Mr. Hu used to be a software engineer in the Computer Center of CAAC, a senior software engineer in Wei Hong International Technology Company (Singapore), Deputy Director of the Computer Center of the Company, a senior project manager of SITA INC. (US) and the General Manager of CSN-ETC e-Commerce Limited. He has been the Chief Information Officer of the Company since June 2007. Mr. Hu is also a director of Guangzhou Aircraft Hang Yi Information Technology Co., Ltd. and Chairman of THITC.

Su Liang, aged 50, graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Mr. Su is also the Chairman of Flying College and the Director of Sichuan Airlines Corporation Limited.

Chen Wei Hua, aged 46, graduated from the school of law of Peking University and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). He is a qualified solicitor in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in 1988. He then served as Vice Director, a Director of the Legal Affairs Office of the Company. Mr. Chen has been the Chief Legal Adviser to the Company and the Director of the Legal Department of the Company since January 2004. Currently, Mr. Chen is also the Director of Xiamen Airlines.

Xie Bing, aged 39, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and a master degree in Business Administration (EMBA) from Jinan University, the University of Birmingham, Britain and School of Economics and Management of Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Company and Office of CSAHC. He has been the Company Secretary since November 2007.

Save as disclosed above, none of the above Directors or Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

B. Compensation.

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2011 was RMB15,823,000. For the year ended December 31, 2011, the Company paid an aggregate of approximately RMB1,091,000 on behalf of its executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal governments in which the Company participates.

Details of Directors’ and Supervisors’ remuneration for the year ended December 31, 2011 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Discretionary bonus RMB’000	Retirement scheme contributions RMB’000	Subtotal RMB’000	Share appreciation rights RMB’000	Total RMB’000
Non-executive directors

Si Xian Min	-	-	-	-	-	6	6

Li Wen Xin	-	-	-	-	-	-	-

Wang Quan Hua	-	-	-	-	-	5	5

Yuan Xin An	-	-	-	-	-	5	5

Executive directors

Tan Wan Geng	-	517	300	29	846	-	846

Zhang Zi Fang	-	687	300	71	1,058	-	1,058

Xu Jie Bo	-	601	250	71	922	3	925

Chen Zhen You	-	601	250	70	921	5	926

Supervisors

Pan Fu	-	-	-	-	-	-	-

Li Jia Shi	-	601	250	69	920	-	920

Zhang Wei	-	-	-	-	-	-	-

Yang Yi Hua	-	332	30	68	430	-	430

Liang Zhong Gao	-	337	30	69	436	-	436

Independent non-executive directors

Gong Hua Zhang	104	-	-	-	104	-	104

Wei Jin Cai	104	-	-	-	104	-	104

Ning Xiang Dong	104	-	-	-	104	-	104

Liu Chang Le	13	-	-	-	13	-	13

Lam Kwong Yu	56	-	-	-	56	-	56

Total	381	3,676	1,410	447	5,914	24	5,938

C. Board Practices.

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

Audit Committee

The audit committee is appointed by the Board of Directors and consists of three independent non-executive Directors. The current members of the audit committee are Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong. Gong Hua Zhang is the chairman of the audit committee. The term of office of each member will end in 2013. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with the Company’s external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit Committee held seven meetings in 2011, which were attended by all members.

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

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by independent non-executive Director Ning Xiang Dong with independent non-executive Director Gong Hua Zhang and non-executive Director Wang Quan Hua as members. The term of office of each member is three years. The term of office of the current members will end in 2013. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee held two meetings in 2011, which were attended by all members.

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

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2011.

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

As of December 31, 2011, the Nomination Committee consists of three members, including Si Xian Min as chairman and Wei Jin Cai (Independent non-executive director) and Gong Hua Zhang (Independent non-executive director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

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

The Nomination Committee held one meeting in 2011, which was attended by all members.

D. Employees.

As of December 31, 2011, the Company had 54,326 employees, including 4,188 pilots, 7,658 flight attendants, 7,658 maintenance personnel, 5,775 passenger transportation personnel, 5,087 cargo transportation personnel, 5,945 ground service personnel, 1,699 flight operation officers, 448 flight security guards, 772 information system personnel, 1,776 financial personnel, and 13,320 other personnel. All of our pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees.

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

(a) Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 8% to 24% (2010: 8% to 25%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

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

(b) Housing fund and other social insurances

The Group contributes on a monthly basis to housing funds organized by municipal and provincial governments based on certain percentages of the salaries of employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year. In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(1)

Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is charged to the consolidated income statement.

(2)	The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to the consolidated income statement.

(c) Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognized in the consolidated income statement when both of the following conditions have been satisfied:

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

E. Share Ownership.

On November 30, 2011, the Company’s General Meeting, approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (“the Scheme”). Under this Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HK$3.92 per unit prior to at December 31, 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H Share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H Share and the exercise price. The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable. The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for SARs was remeasured as at December 31, 2011 of RMB231,000 and a corresponding staff costs of RMB231,000 was recognized during 2011.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

Share Capital Structure

As of April 20, 2012 the total share capital of the Company included an aggregate of 9,817,567,000 shares, of which approximately 42.22% (4,145,050,000 A Shares) was directly held by CSAHC, approximately 29.31% (2,877,600,000 A Shares) was held by other domestic shareholders, and approximately 28.47% (2,794,917,000 H Shares) was held by Hong Kong and overseas shareholders (among which, approximately 38.10% (1,064,770,000 H Shares) was indirectly held by CSAHC). CSAHC owns, directly and indirectly, 53.07% of the total share capital of the Company, therefore it is entitled to exercise all the rights of a controlling shareholder, including the election of executive Directors.

Substantial Shareholders

As of April 20, 2012, the following shareholders had an interest of 5% or more in the Company’s shares:

Name	Number of Shares		Approximate Percentage of the total Number of Shares

CSAHC	4,145,050,000A Shares		42.22%

HKSCC Nominees Limited	1,749,976,298 H Shares		17.82%

Nan Lung	1,064,770,000 H Shares	(1)	10.85%

The table below sets forth, as of April 20, 2012, the following entities holding 5% or more of the total number of H Shares issued by the Company.

Name	Number of H Shares	Approximate Percentage of the total Number of Shares

HKSCC Nominees Limited	1,749,976,298	62.61%

Nan Lung	1,033,650,000	36.98%

A Shares and H Shares have identical voting rights.

(1)

CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

B. Related Party Transactions.

The Company enters into transactions from time to time with CSAHC and its affiliates. For a description of such transactions, see Note 45 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its affiliates during the year ended December 31, 2011 and up to the latest practicable date. The Company believes that these arrangements have been entered into by the Company in the ordinary course of business and in accordance with the agreements governing such transactions.

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

Trademark License Agreement

The Company and CSAHC entered into a ten-year trademark license agreement dated May 22, 1997. Pursuant to which CSAHC acknowledges that the Company has the right to use the name “Southern Airlines” and “China Southern Airlines” in both Chinese and English, and grants the Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with the Company’s airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark license agreement entered into by the Company and CSAHC was automatically renewed for 10 years.

Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

(1)	On December 29, 2008, the Company renewed a master lease agreement with CSAHC with a term valid from January 1, 2009 to December 31, 2011 (“Lease Agreement”). Pursuant to the Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as “Shashi”) and Nanyang as well as some additional locations in Beijing, Shanghai, Changsha, Shenyang, Dalian, Harbin, Changchun and other PRC cities. The annual rents payable to CSAHC under the Lease Agreement for 2009, 2010 and 2011 are RMB37,148,660, RMB39,006,093 and RMB40,956,397.65, respectively.

For the year ended December 31, 2011, the rent incurred by the Group amounted to RMB40,956,397.65 pursuant to the Lease Agreement.

(2)	The Company and CSAHC entered into an indemnification agreement dated May 22, 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain lands and buildings.

(3)	On February 14, 2011, in order to ensure normal operation of the Company, the Company, based on the actual leasing requirement, once again reviewed the land and properties contemplated under the lease, adjusted part of these projects, and engaged a real estate appraisal company to assess the rent of land, properties, structures and pipes under the lease. It then determined the rent according to the assessment and re-entered into the Land Lease Agreement and the Property Lease Agreement. Pursuant to the Land Lease Agreement, the parties agreed that the annual rent for land from 2011 to 2013 would be RMB56,329,131 for each year. Pursuant to the Property Lease Agreement, the annual rent for properties, structures and pipes leased by the Company from CSAHC from 2011 to 2013 would be RMB42,975,542.

For the year ended December 31, 2011, the rents for land lease and property lease incurred by the Group amounted to RMB56,329,131 and RMB42,975,542, respectively pursuant to the lease agreements.

Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a wholly-owned subsidiary of CSAHC

On January 28, 2011, the Company renewed the Import and Export Agency Framework Agreement with SAIETC. The scope of cooperation under the agreement covers import and export services, custom clearing services, customs declaration and inspection services, and tendering and agency services etc. The agreement is effective for a period from January 1, 2011 to December 31, 2013, with the annual cap for the commission not exceeding RMB97,200,000.

For the year ended December 31, 2011, the agency fee incurred by the Group in respect of the above import and export services was RMB87,460,000.

Southern Airlines Culture and Media Co., Ltd. (“SACM”), which is 40% owned by the Company and 60% owned by CSAHC

On May 11, 2010, the Company renewed the Media Services Framework Agreement with SACM, for a term of three years commencing from January 1, 2010. Pursuant to the agreement, the Company has appointed SACM to provide advertising agency services, production of in-flight TV and movie program agency services, public relations services relating to recruitments of airhostess, and services relating to the distribution of newspapers and magazines. The parties have determined the various rates for providing advertising services after negotiations on an arm’s length basis, and SACM has promised that the advertising fees for which they charged the Company were all based on the prevailing market prices for similar businesses which were accepted by the Company. The annual cap under the agreement for each year is RMB40,000,000, RMB48,000,000 and RMB58,000,000, respectively.

For the year ended December 31, 2011, the media fees incurred by the Group for the media services amounted to RMB28,621,000.

Southern Airlines Group Finance Company Limited (“SA Finance”), which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company

On November 8, 2010, the Company renewed the Financial Services Framework Agreement with SA Finance for a term of three years starting from January 1, 2011 to December 31, 2013.

Under such agreement, SA Finance agrees to provide to us with deposit and loan services. SA Finance shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People’s Bank of China. The Group’s deposits placed with SA Finance were re-deposited in a number of banks. SA Finance has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the sum of SA Finance’s shareholders’ equity, capital reserves and total deposits received from other companies (excluding the Group). The rates should be determined on an arm’s length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties agreed that the balance of the Group’s deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB4,000,000,000, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5,000,000.

On March 16, 2012, we entered into a supplemental agreement to the Financial Services Framework Agreement with SA Finance, for a term effective from the date of passing of the resolution at the general meeting to December 31, 2013. In line with our business requirement, the parties agreed that deposit balance placed with SA Finance (including interest payable accrued thereon) in any day may not exceed RMB6,000,000,000, and the balance for provision of loan service to the Company by SA Finance (including total interests paid) in any day may not exceed the above level. The above issue is still subject to the shareholders’ approval at the general meeting.

As of December 31, 2011, the Group’s deposits placed with SA Finance amounted to RMB2,493,338,000.

China Southern Airlines Group Passenger and Cargo Agent Company Limited (“PCACL”), a wholly-owned subsidiary of CSAHC

The Company and PCACL have entered into a new Sales Agency Services Framework Agreement dated January 28, 2011, which is valid from January 1, 2011 to December 31, 2013. Pursuant to the agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. PCACL charges commission with reference to the prevailing market rate. Besides, the Company has other air ticket sales agents in China who also charge commission at the same rates. PCACL also acts as the ticket sales agents of other airline companies in China, and charge commission at the same rates offered to the Group. The annual transaction cap of the sales value shall not exceed RMB250,000,000.

For the year ended December 31, 2011, the commission expense and goods handling fee paid to PCACL were RMB26,868,000 and RMB16,794,000 respectively, and the income relating to other services was RMB61,355,000.

Guangzhou China Southern Airlines Property Management Company Limited (the “GCSAPMC”), a wholly-owned subsidiary of CSAHC

The Company and GCSAPMC renewed the Framework Agreement for the Engagement of Property Management (the “Property Management Framework Agreement”) on December 29, 2008 to engage GCSAPMC to provide property management and improvement service for a term of three years.

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

For the year ended December 31, 2011, the property management and maintenance fee incurred by the Group amounted to RMB34,202,000 pursuant to the Property Management Framework Agreement.

Zhuhai MTU, which is 50% owned by CSAHC

The Company entered into an agreement relating to continuing connected transactions with CSAHC, MTU Aero Engines GmbH (“MTU GmbH”) and Zhuhai MTU on September 28, 2009, by which Zhuhai MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the net most favorable terms, while the Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its date to April 5, 2031.

For the year ended December 31, 2011, the Group’s engine repair and maintenance service fees incurred under the agreement amounted to RMB752,415,000.

Sale of Aircraft to Hebei Airlines Company Limited (“Hebei Airlines”) by Xiamen Airlines

On December 23, 2011, the Board announced that Xiamen Airlines, a subsidiary of the Company and Hebei Airlines entered into an Aircraft Sale Agreement, pursuant to which Xiamen Airlines agreed to sell and Hebei Airlines agreed to purchase the aircraft at the consideration of approximately RMB426 million. Hebei Airlines is a controlled subsidiary of Hebei Airlines Investment Group Company Limited, which is the 15% shareholder of Xiamen Airlines.

All related party transactions have been approved by Independent Non-executive Directors.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

The Company received a claim on July 11, 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The claim is still under investigation and the directors are of the opinion that the claim is without merit and the Company has involved its legal advisor to defend the claim and filed a defense to the claimant declining all the claims and made a counter claim for an indemnity of around USD34 million caused by the claimant’s non-execution of the aircraft sale agreement. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

Dividend Information

A dividend in respect of the year ended December 31, 2011 of RMB0.2 (inclusive of applicable tax) per share, amounting to a total dividend of RMB1,964 million was proposed by the Directors on March 29, 2012. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

Our Board declares dividends, if any, in Renminbi with respect to H Shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a fiscal year is subject to shareholders' approval. Bank of New York Mellon, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the Company Law of the PRC and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

We believe that our dividend policy strikes a balance between two important goals providing our shareholders with a competitive return on investment and assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives. The declaration of dividends is subject to the discretion of our Board, which takes into account the following factors:

·	our financial results;

·	capital requirements;

·	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

·	our shareholders’ interests;

·	the effect on our creditworthiness;

·	general business and economic conditions; and

·	other factors our Board may deem relevant.

Pursuant to PRC laws and regulations and the Articles of Association of the Company, dividends may only be distributed after allowance has been made for: (i) recovery of losses, if any, and (ii) allocations to the statutory surplus reserve. The allocation to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC GAAP. Our distributable profits for the current fiscal year will be equal to our net profits determined in accordance with IFRSs, less allocations to the statutory surplus reserve.

B. Significant Changes.

No significant changes have occurred since the date of the consolidated financial statements.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details.

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

	The Hong Kong Stock Exchange Price per H Share (HK$)		The New York Stock Exchange Price per ADR (US$)		The Shanghai Stock Exchange Price per A Share (RMB)
	High	Low	High	Low	High	Low

Annual Market Prices

Fiscal Year ended December 31, 2007	13.90	3.25	94.48	20.81	28.73	4.26

Fiscal Year ended December 31, 2008	10.44	0.83	65.31	5.56	28.68	2.72

Fiscal Year ended December 31, 2009	2.99	1.14	19.45	7.09	7.22	3.28

Fiscal Year ended December 31, 2010	5.91	2.47	38.65	15.98	12.58	5.84

Fiscal Year ended December 31, 2011	5.37	3.08	35.40	20.02	10.13	4.57

Quarterly Market Prices

Fiscal Year ended December 31, 2010

First Quarter	3.57	2.47	22.57	15.98	7.55	5.84

Second Quarter	4.09	3.11	26.38	19.22	9.20	6.28

Third Quarter	4.61	3.06	29.86	19.98	8.48	6.00

Fourth Quarter	5.91	4.34	38.65	28.18	12.58	8.64

Fiscal Year ended December 31, 2011

First Quarter	4.89	3.08	31.59	20.02	10.13	8.04

Second Quarter	4.51	3.24	28.89	20.77	9.07	7.15

Third Quarter	5.37	3.58	35.40	22.53	8.68	6.42

Fourth Quarter	4.83	3.16	31.80	21.34	6.80	4.57

Monthly Market Prices

October 2011	4.83	3.16	31.80	21.34	6.80	6.07

November 2011	4.32	3.75	27.94	24.00	6.52	5.58

December 2011	4.33	3.84	27.32	24.57	5.70	4.57

January 2012	4.54	3.92	29.72	25.75	5.20	4.54

February 2012	4.29	3.71	27.69	24.22	5.48	4.92

March 2012	4.00	3.40	25.69	22.31	5.40	4.47

April 2012 (up to April 20, 2012)	3.62	3.36	23.52	21.56	4.76	4.56

B. Plan of Distribution.

Not applicable.

C. Markets.

See “Offer and Listing Details” above.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

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

C. Material Contracts.

The Company has not entered into any material contracts other than in the ordinary course of business and other than those described in this Item 10, Item 7, “Related Party Transactions”, Item 4, “Information on the Company” or elsewhere in this Annual Report on Form 20-F.

(a)	Pursuant to an aircraft acquisition agreement dated May 9, 2011 entered into between Xiamen Airlines and Boeing, Xiamen Airlines agreed to purchase from Boeing 6 Boeing B787 series aircraft. The aggregate catalogue price for those aircraft is around US$1,098 million, including price for airframe and engines. According to the information provided by Boeing, the aggregate consideration for the acquisition will be partly payable in cash by Xiamen Airlines, and partly through financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period from 2014 to 2015.

(b)	Pursuant to an Aircraft Acquisition Agreement dated May 31, 2011 entered into between the Company and Boeing, the Company will acquire 6 Boeing B777F freighters from Boeing. According to the information provided by Boeing, the catalogue price of one Boeing B777F freighter is around US$264 million, including price for airframe and engine. The aggregate consideration for the acquisition will be partly payable in cash and partly through financing arrangements with banking institutions. The Boeing B777F freighters will be delivered in stages to the Company from 2013 to 2015.

(c)	Pursuant to an Aircraft Acquisition Agreement dated February 28, 2012 entered into between the Company and Boeing, the Company will acquire 10 Boeing 777-300ER aircraft from Boeing. According to the information provided by Boeing, the catalogue price of one Boeing B777-300ER aircraft is around US$298 million, including price for airframe and engine. The aggregate consideration for the acquisition will be partly payable in cash and partly through financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to the Company during the period from 2013 to 2016.

D. Exchange Controls.

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

On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar so that the Renminbi is now permitted to fluctuate within a band against a basket of certain foreign currencies. On May 18, 2007, the People’s Bank of China announced that the floating band of Renminbi would be permitted to rise or fall by as much as 0.5%. The floating band was subsequently increased to 1% by the People’s Bank of China, effective from April 16, 2012.

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

E. Taxation.

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

As a result of the new corporate income tax law, the statutory corporate income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from January 1, 2008. Pursuant to new corporate income tax law, the corporate income tax rates of entities that previously enjoyed preferential tax rates of 15% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

Dividends

The new corporate income tax law and its relevant regulations generally provide for the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

China currently has double-taxation treaties with a number of countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States. Under the U.S.-PRC Tax Treaty, China may tax a dividend paid by the Company to a U.S. holder up to a maximum of 10% of the gross amount of such dividend.

For individuals, Chinese tax law generally provides that an individual who receives dividends from Chinese companies is subject to a 20% individual income tax. A 50% reduction of taxable income is granted by Chinese tax law for an individual receiving dividends from a listed company on Shanghai Stock Exchange or Shenzhen Stock Exchange. As a result, the effective tax rate for dividends received by A share individual holder is 10%. Dividend income received by any foreign individual that holds overseas shares in Chinese enterprise is generally subject to individual income tax at a flat rate of 20%, subject to exemption or reduction by an applicable double-taxation treaty.

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

Sales and other dispositions of ADRs

Subject to the PFIC discussion below, when you sell or otherwise dispose of the Company’s ADRs, you will generally recognize capital gain or loss in an amount equal to the difference between the amounts realized on the sale or other disposition and your adjusted tax basis in the ADRs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADRs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in the Company’s ADRs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

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

The Company believes that it was not a PFIC for the taxable year 2011. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2012 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, the Company would be a PFIC for the taxable year 2011 if the sum of its average market capitalization, which is its share price multiplied by the total amount of its outstanding shares, and its liabilities over that taxable year is not more than twice the value of its cash, cash equivalents, and other assets that are readily converted into cash.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Price Fluctuation Fuel Risk

The Group’s earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage the Group’s exposure to the fluctuations in jet fuel prices. The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,268 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 49(e) to the consolidated Financial Statements.

Interest Rate Risk

The Group is subject to market risks due to fluctuations in interest rates. The majority of the Group’s borrowing is in the form of long-term fixed-rate and variable-rate debts with original maturities ranging from three to twelve years. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. From time to time, the Group may enter into interest rate swaps designed to mitigate exposure relating to interest rate risks. No such contract was outstanding as of December 31, 2011. The sensitivity analysis of interest rate risk is disclosed in Note 49(b) to the consolidated Financial Statements.

Foreign Currency Exchange Risk

The Group is also exposed to foreign currency risk as a result of its aircraft and flight equipment being sourced from overseas suppliers. Specifically, the Group’s foreign currency exposure relates primarily to its foreign currency long-term bank and other loans used to finance such capital expenditures and its capital commitments. Subject to certain restrictive conditions imposed by the SAFE, the Group may, from time to time, enter into foreign exchange forward option contracts to mitigate its foreign currency exposures. During the year, the Group’s two outstanding forward option contracts were fully settled (2010: Notional amount ranging from USD4 million to USD8 million). The contracts are to buy USD1 million and USD1.5 million respectively (or USD2 million and USD3 million respectively if the spot exchange rate at settlement date is below certain specified strike rates) by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. Both contracts have a knock-out clause where the contracts early terminate upon the exchange rate of Japanese Yen to US dollar reaching a certain knock-out level. For the year ended December 31, 2011, a net gain of approximately RMB13 million (2010: a gain of RMB31 million) arising from changes in the fair value of these foreign exchange forward option contracts has been recognized in the consolidated income statement. The sensitivity analysis of foreign currency risk is disclosed in Note 49(c) to the consolidated Financial Statements.

As of December 31, 2011, the Group operated a total of 237 aircraft under operating leases and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks; however, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under capital leases and operating leases are disclosed in Note 35 and Note 50 to the consolidated Financial Statements, respectively.

The following table provides information regarding the Group’s material interest rate sensitive financial instruments as of December 31, 2011 and 2010:

	As of December 31, 2011								As of December 31,
	Expected maturity date								2010
	2012	2013	2014	2015	2016	Thereafter	Total recorded amount	Fair value(2)	Total recorded amount	Fair value(2)
Fixed-rate bank and other loans in US$	139	103	103	103	102	13	563	578	1,347	1,386

Average interest rate	3.23%	3.23%	3.23%	3.23%	3.23%	3.23%

Variable-rate bank and other loans in US$	18,303	8,592	4,118	2,850	3,385	9,249	46,497	46,497	39,010	39,010

Average interest rate	2.44%	2.08%	2.17%	2.13%	2.20%	2.11%

Fixed-rate bank and other loans in RMB	-	60	-	-	-	-	60	60	-	-

Average interest rate		4.86%

Variable-rate bank and other loans in RMB	347	330	26	-	-	-	703	703	840	840

Average interest rate	5.95%	5.94%	6.30%

Fixed-rate bills payable in RMB	50	-	-	-	-	-	50	50	-	-

Average interest rate	0%

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2011 and 2010

The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2011 and 2010:

	As of December 31, 2011								As of December 31,
	Expected maturity date								2010
	2012	2013	2014	2015	2016	Thereafter	Total recorded amount	Fair value(1)	Total recorded amount	Fair value(1)
Fixed-rate bank and other loans in US$	139	103	103	103	102	13	563	578	1,347	1,386

Variable-rate bank and other loans in US$	18,303	8,592	4,118	2,850	3,385	9,249	46,497	46,497	39,010	39,010

Capital commitment in US$	19,014	19,673	13,328	8,580	655	-	61,250	61,250	73,909	73,909

(1)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2011 and 2010.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

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

Persons depositing or withdrawing shares must pay:	For:

• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.02 (or less) per ADS	• Any cash distribution to ADS registered holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

• $.02 (or less) per ADSs per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Payments from the Depositary to Us

In 2011, the Company received from the depositary a reimbursement of US$60,475.22, net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by the Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of its service to the Company, the Bank of New York Mellon waived a total amount of US$133,682.45 for the standard costs associated with the administration of the ADS program in 2011.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A. Material Modifications to the Instruments Defining the Rights of Security Holders.

None.

B. Material Modifications to the Rights of Registered Securities by Issuing or Modifying any other Class of Securities.

None.

C. Withdrawal or Substitution of a Material Amount of the Assets Securing any Registered Securities.

Not applicable.

D. Change of Trustees or Paying Agents for any Registered Securities.

Not applicable.

E. Use of Proceeds.

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

(b)                       Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

(c)	Attestation of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Southern Airlines Company Limited:

We have audited the internal control over financial reporting of China Southern Airlines Company Limited (the “Company”) as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Southern Airlines Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2011, and our report dated March 29, 2012, expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG

Hong Kong, China

March 29, 2012

(d)	Changes in internal control over financial reporting

During the year ended December 31, 2011, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS.

We has adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. Such code is included in the director service agreements, a form of which is incorporated by reference in this Annual Report in Exhibit 4.1. Each of the aforementioned senior corporate officers currently serves as a Director and all of our Directors are subject to the director service contracts with the Company. Pursuant to the director service agreements, among other things, Directors (i) owe fiduciary duties to the Company and shall perform their duties in compliance with applicable governmental laws, rules and regulations; (ii) shall not engage in any activities in competition with the Company’s business or carry out any activities detrimental to the interests of the Company; and (iii) shall be held liable for any loss or injury incurred to the Company as a result of such Director’s violation of applicable laws and regulations.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2010 and 2011:

	Audit Fees		Audit-Related Fees		Tax Fees		Other Fees

2010	RMB	9.0 million	RMB	3.3 million	RMB	0.25 million	RMB	2.0 million

2011	RMB	9.0 million	RMB	3.0 million	RMB	0.3 million	RMB	0.7 million

Audit-related fees

Review of the Group’s 2010 interim financial report prepared under IFRSs and 2011 interim financial report prepared under IFRSs.

Tax fees

Services provided primarily consist of tax compliance services.

Other fees

Provision of services in respect of work on statement of working capital sufficiency and indebtedness statement as required by Hong Kong Listing Rules, and other advisory services.

Prior to our principal accountant being engaged by the Company or our subsidiaries to render the audit or non audit services, the engagements have been approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The Company and its associates have not purchased any issued common shares of the Company during 2011 and up to the date of this Annual Report.

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

Nominating/Corporate Governance Committee

The Company has established a nominating committee. As of December 31, 2011, the Nomination Committee consists of three members, Si Xian Min, Wei Jin Cai (Independent non-executive Director) and Gong Hua Zhang (Independent non-executive Director). Mr. Si Xian Min was appointed as the chairman of the Nomination Committee on December 29, 2011. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of directors and executives and give advice to the Board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to the Board.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.

Compensation Committee

The Company has established a remuneration committee consisting of three members. As of December 31, 2011, the remuneration committee is chaired by independent non-executive Director Ning Xiang Dong with independent non-executive Director Gong Hua Zhang and non-executive Director Wang Quan Hua as members.

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

Audit Committee

The Board of Directors of the Company has established an audit committee that satisfies relevant domestic requirements and the audit committee has a written charter. As of December 31, 2011, the Audit Committee consists of three members, Mr. Ning Xiang Dong, Wei Jin Cai and Gong Hua Zhang, with Gong Hua Zhang being the Chairman of the Audit Committee.

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

Reference is made to pages F-1 to F-84.

ITEM 19. EXHIBITS.

Index to Exhibits

Exhibit No.	Description of Exhibit
1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited

4.1	Form of Director’s Service Agreement (1)

4.2	Form of Non-Executive Director’s Service Agreement (2

4.3	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on May 9, 2011*

4.4	Aircraft Acquisition Agreement entered into by and between the Company and Boeing on May 31, 2011*

4.5	Aircraft Acquisition Agreement entered into by and between the Company and Boeing on February 28, 2012*

4.6	Supplemental Agreement No.1 to Purchase Agreement Number PA-03600 entered into by and between the Company and Boeing Company on February 28, 2012*

8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (included in Exhibit 4.1)
12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

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

Date: April 27, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Southern Airlines Company Limited

We have audited the accompanying consolidated statements of financial position of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 29, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/KPMG

Hong Kong, China

March 29, 2012

Consolidated Income Statements for the years ended December 31, 2011, 2010 and 2009

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2011	2010	2009
		RMB million	RMB million	RMB million
Operating revenue
Traffic revenue	4	87,252	74,140	52,967
Other operating revenue	5	3,143	2,355	1,835
Total operating revenue		90,395	76,495	54,802

Operating expenses
Flight operations	6	48,344	38,593	29,296
Maintenance	7	7,531	5,586	4,446
Aircraft and traffic servicing	8	12,337	10,968	9,169
Promotion and sales	9	6,568	5,555	4,170
General and administrative	10	2,807	2,266	1,844
Impairment on property, plant and equipment	20(h)	584	212	26
Depreciation and amortization	11	7,689	7,065	5,975
Others		1,203	444	429
Total operating expenses		87,063	70,689	55,355
Other net income	13	1,021	476	1,989

Operating profit		4,353	6,282	1,436
Interest income		179	93	68
Interest expense	14	(1,067)	(1,265)	(1,497)
Share of associates’ results	22	456	56	69
Share of jointly controlled entities’ results	23	125	112	214
Gain / (loss) on derivative financial instruments, net		1	(30)	45
Exchange gain, net		2,755	1,746	93
Interest income on wealth management products	30	128	-	-
Gain on sale of a jointly controlled entity classified as held for sale, net		-	1,078	-
Gain on deemed disposal of a subsidiary		-	17	-

Profit before taxation		6,930	8,089	428
Income tax (expense) / benefit	16	(840)	(1,677)	96
Profit for the year		6,090	6,412	524

Consolidated Income Statements for the years ended December 31,

2011, 2010 and 2009 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2011			2010		2009
		RMB million		RMB million		RMB million
Attributable to:
Equity shareholders of the Company			5,110		5,792		327
Non-controlling interests			980		620		197
Profit for the year			6,090		6,412		524

Earnings per share	19
Basic and diluted		RMB	0.52	RMB	0.70	RMB	0.05

The notes on pages F-11 to F-83 form part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2011	2010	2009
		RMB million	RMB million	RMB million

Profit for the year		6,090	6,412	524

Other comprehensive income for the year (after tax and reclassification adjustments):	17

Available-for-sale securities:
net movement in the fair value reserve		(12)	(15)	30

Total comprehensive income for the year		6,078	6,397	554

Attributable to:
Equity shareholders of the Company		5,100	5,786	346
Non-controlling interests		978	611	208

Total comprehensive income for the year		6,078	6,397	554

The notes on pages F-11 to F-83 form part of these consolidated financial statements.

Consolidated Statements of Financial Position at December 31, 2011 and 2010

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2011	2010
		RMB million	RMB million
Non-current assets
Property, plant and equipment, net	20	87,711	80,214
Construction in progress	21	15,940	10,069
Lease prepayments		1,932	1,743
Interest in associates	22	746	309
Interest in jointly controlled entities	23	985	863
Other investments in equity securities	24	166	166
Lease deposits		583	544
Available-for-sale equity securities	25	64	80
Deferred tax assets	26	1,300	962
Other assets	27	500	526
		109,927	95,476

Current assets
Inventories	28	1,618	1,355
Trade receivables	29	2,147	1,992
Other receivables	30	4,988	1,394
Prepaid expenses and other current assets		630	576
Amounts due from related companies	37	167	138
Pledged bank deposits	33(g)	72	-
Cash and cash equivalents	31	9,863	10,404
		19,485	15,859

Current liabilities
Financial liabilities	32	-	13
Bank and other loans	33	18,789	9,324
Obligations under finance leases	34	1,784	1,654
Trade payables	35	2,847	1,806
Sales in advance of carriage		5,299	3,604
Deferred revenue	36	907	524
Current taxation		871	1,985
Amounts due to related companies	37	122	317
Accrued expenses	38	9,480	9,330
Other liabilities	39	4,314	3,768
		44,413	32,325
Net current liabilities	49	(24,928)	(16,466)
Total assets less current liabilities		84,999	79,010

Consolidated Statements of Financial Position at December 31, 2011 and 2010 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2011	2010
		RMB million	RMB million
Non-current liabilities and deferred items
Bank and other loans	33	29,037	31,876
Obligations under finance leases	34	14,053	12,776
Deferred revenue	36	1,178	824
Provision for major overhauls	40	1,178	1,173
Provision for early retirement benefits	41	89	118
Deferred benefits and gains	42	1,058	1,015
Deferred tax liabilities	26	629	912
		47,222	48,694
Net assets		37,777	30,316

Capital and reserves
Share capital	43	9,818	9,818
Reserves	44	22,357	16,999

Total equity attributable to equity shareholders of the Company		32,175	26,817
Non-controlling interests		5,602	3,499
Total equity		37,777	30,316

The notes on pages F-11 to F-83 form part of these consolidated financial statements.

Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
					(Accumulated
					losses) /		Non-
	Share	Share	Fair value	Other	retained		controlling	Total
	capital	premium	reserves	reserves	profits	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
				(Note (a))

Balance at January 1, 2009
- as previously reported	6,561	3,138	18	753	(3,449)	7,021	2,458	9,479
- adjustment for the change in accounting policy (Note 3)	-	445	-	-	(336)	109	-	109

Balance at January 1, 2009 (as adjusted)	6,561	3,583	18	753	(3,785)	7,130	2,458	9,588

Changes in equity for 2009:
Profit for the year	-	-	-	-	327	327	197	524
Other comprehensive income	-	-	19	-	-	19	11	30
Total comprehensive income	-	-	19	-	327	346	208	554
Issuance of shares (Note 43(a))	1,442	1,538	-	-	-	2,980	-	2,980
Paid in capital from non-controlling equity holders of subsidiaries	-	-	-	-	-	-	261	261
Liquidation of subsidiaries	-	-	-	-	-	-	(6)	(6)
Distributions to non-controlling interests	-	-	-	-	-	-	(10)	(10)
Government contributions	-	-	-	1	-	1	-	1

Balance at December 31, 2009 and January 1, 2010	8,003	5,121	37	754	(3,458)	10,457	2,911	13,368

Changes in equity for 2010:
Profit for the year	-	-	-	-	5,792	5,792	620	6,412
Other comprehensive income	-	-	(6)	-	-	(6)	(9)	(15)
Total comprehensive income	-	-	(6)	-	5,792	5,786	611	6,397
Issuance of shares (Note 43(a))	1,815	8,757	-	-	-	10,572	-	10,572
Decrease in non-controlling interest as a result of loss of control of a subsidiary	-	-	-	-	-	-	(2)	(2)
Distributions to non-controlling interests	-	-	-	-	-	-	(6)	(6)
Acquisition of equity interest of a subsidiary from a non-controlling interest	-	-	-	-	-	-	(15)	(15)
Government contributions	-	-	-	2	-	2	-	2

Balance at December 31, 2010 and January 1, 2011	9,818	13,878	31	756	2,334	26,817	3,499	30,316

Changes in equity for 2011:
Profit for the year	-	-	-	-	5,110	5,110	980	6,090
Other comprehensive income	-	-	(10)	-	-	(10)	(2)	(12)
Total comprehensive income	-	-	(10)	-	5,110	5,100	978	6,078
Appropriations to reserves	-	-	-	321	(321)	-	-	-
Distributions to non-controlling interests	-	-	-	-	-	-	(122)	(122)
Capital injection into a subsidiary by a third party (Note (b))	-	253	-	-	-	253	1,207	1,460
Capital injection from a non-controlling interest of a subsidiary	-	-	-	-	-	-	40	40
Share of an associate’s reserves movement	-	-	-	5	-	5	-	5
Balance at December 31, 2011	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777

Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

Note (a):	Other reserves represent statutory surplus reserve, discretionary surplus reserve and others. Details are set out in Note 44.

Note (b):	On December 20, 2010, the Company, Xiamen Jianfa Group Co., Ltd., a non-controlling interest of Xiamen Airlines Company Limited (“Xiamen Airlines”), and Hebei Aviation Investment Group Corporation Limited (“Hebei Investment”) entered into an agreement. Pursuant to the agreement, Hebei Investment agreed to inject cash of RMB1,460 million into Xiamen Airlines for 15% equity interests in Xiamen Airlines. In March 2011, the capital injection was received in full and the Company’s equity interest in Xiamen Airlines was diluted from 60% to 51%. Xiamen Airlines remains a subsidiary of the Company.

The notes on pages F-11 to F-83 form part of these consolidated financial statements.

Consolidated Cash Flow Statements for the years ended December 31, 2011, 2010 and 2009

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2011	2010	2009
		RMB million	RMB million	RMB million
Operating activities
Cash generated from operating activities	31(b)	16,187	13,024	11,232
Interest received		176	84	68
Interest paid		(1,235)	(1,473)	(2,131)
Income tax paid		(2,571)	(193)	(210)
Net cash from operating activities		12,557	11,442	8,959

Investing activities
Proceeds from disposal of property, plant and equipment and lease prepayments		1,531	364	320
Proceeds from sale of available- for-sale equity securities		-	-	138
Proceeds from sale of a jointly controlled entity		-	1,607	-
Net cash settlement of derivative financial instruments		(12)	(61)	(27)
Dividends received from associates		53	-	47
Dividends received from a jointly controlled entity		3	10	-
Dividends received from other investments		10	13	14
Loans repaid by an associate		4	4	-
Payment for lease deposits		(78)	(16)	(10)
Payment for purchase of available-for-sale equity securities		-	(5)	-
Payment for wealth management products		(28,650)	-	-
Refund of lease deposits		12	19	8
Refund of wealth management products		25,150	-	-
Capital expenditures		(20,038)	(13,469)	(15,007)
Decrease in pledged bank deposits		-	-	51
Capital injection in an associate / payment for the investments in jointly control entities and a subsidiary		(37)	-	(6)
Interest received on wealth management products		95	-	-
Liquidation of subsidiaries		-	-	(6)
Acquisition of non-controlling interest in a subsidiary		-	(15)	-
Deemed disposal of a subsidiary		-	(19)	-
Net cash used in investing activities		(21,957)	(11,568)	(14,478)

Consolidated Cash Flow Statements for the years ended December 31, 2011, 2010 and 2009 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2011	2010	2009
		RMB million	RMB million	RMB million
Financing activities
Proceeds from issue of shares	43(a)	-	10,572	2,980
Proceeds from bank and other loans		19,395	22,100	37,146
Repayment of bank and other loans		(10,141)	(24,976)	(31,396)
Repayment of short-term financing bills		-	-	(2,000)
Repayment of principal under finance lease obligations		(1,702)	(1,505)	(1,750)
Capital contributions received from government		-	2	1
Capital injections by non-controlling interests		1,500	-	242
Dividends paid to non-controlling interests		(121)	(6)	(10)
Increase in pledged bank deposits	33(g)	(72)	-	-

Net cash from financing activities		8,859	6,187	5,213

Net (decrease) / increase in cash and cash equivalents		(541)	6,061	(306)
Cash and cash equivalents at January 1		10,404	4,343	4,649
Cash and cash equivalents at December 31		9,863	10,404	4,343

The notes on pages F-11 to F-83 form part of these consolidated financial statements.

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

The Company was established in the People’s Republic of China (the “PRC” or “China”) on March 25, 1995 as a joint stock limited company as part of the reorganization of the Company’s holding company, China Southern Air Holding Company (“CSAHC”). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

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

2	Significant accounting policies

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”).

The IASB has issued certain amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group and the Company. Note 3 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b)	Basis of preparation of the consolidated financial statements

At December 31, 2011, the Group’s current liabilities exceeded its current assets by RMB24,928 million, which includes bank and other loans repayable within one year of RMB18,789 million. In preparing the consolidated financial statements, the directors have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfill the Group’s short-term obligations and capital expenditure requirements. Accordingly, the financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 49(a).

2	Significant accounting policies (continued)

(b)	Basis of preparation of the consolidated financial statements (continued)

The consolidated financial statements for the year ended December 31, 2011 comprise the Company and its subsidiaries and the Group’s interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

-	Derivative financial instruments (Note 2(g)); and

-	Available-for-sale equity securities (Note 2(f)).

The preparation of consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 55.

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

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group measures non-controlling interests at their proportionate share of the subsidiary’s net identifiable assets.

2	Significant accounting policies (continued)

(c)	Subsidiaries and non-controlling interests (continued)

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with Notes 2(o) or (p) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in the consolidated income statement. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (Note 2(d)).

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

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(e) and (l)). The Group’s share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognized in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

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

Unrealized profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the consolidated income statement.

2	Significant accounting policies (continued)

(d)	Associates and jointly controlled entities (continued)

When the Group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in the consolidated income statement. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate (Note 2(d)).

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

When (ii) is greater than (i), then this excess is recognized immediately in the consolidated income statement as a gain on a bargain purchase.

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

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale. At the end of each financial year the fair value is remeasured, with any resultant gain or loss being recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income from these investments is recognized in the consolidated income statement in accordance with the policy set out in Note 2(v)(iv). When these investments are derecognized or impaired (Note 2(l)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group’s other investments in equity securities mainly represent unlisted equity securities of companies established in the PRC, these securities do not have a quoted market price in an active market and their fair values cannot be reliably measured. Accordingly, they are recognized in the consolidated statement of financial position at cost less impairment losses (Note 2(l)).

Investments are recognized / derecognized on the date the Group commits to purchase / sell the investments or they expire.

2	Significant accounting policies (continued)

(g)	Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At the end of each financial year the fair value is remeasured. The gain or loss on remeasurement to fair value is recognized immediately in the consolidated income statement.

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

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(y)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the consolidated income statement on the date of retirement or disposal.

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

2	Significant accounting policies (continued)

(i)	Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(l)). Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h)(ii). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

2	Significant accounting policies (continued)

(j)	Leased assets (continued)

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

The cost of land held under an operating lease is amortized on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

(iv)	Sale and leaseback transactions

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortized over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. If the sale price is at or below fair value then the gain or loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortized over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

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

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale equity securities are reviewed at the end of each financial year to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

-	significant financial difficulty of the debtor;

-	a breach of contract, such as a default or delinquency in interest or principal payments;

-	it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

-	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

-	a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

2	Significant accounting policies (continued)

(l)	Impairment of assets (continued)

(i)	Impairment of investments in equity securities and other receivables (continued)

If any such evidence exists, any impairment loss is determined and recognized as follows:

-	For investments in subsidiaries, associates and jointly controlled entities (including those recognized using the equity method (Note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 2(l)(ii). The impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount in accordance with Note 2(l)(ii).

-	For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

-	For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

-	For available-for-sale securities, the cumulative loss that has been recognized in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognized in the consolidated income statement is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in the consolidated income statement.

Impairment losses recognized in consolidated income statement in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognized directly in other comprehensive income.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognized in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in the consolidated income statement.

2	Significant accounting policies (continued)

(l)	Impairment of assets (continued)

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at the end of each financial year to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

-	Property, plant and equipment;

-	Construction in progress;

-	Lease deposits;

-	Lease prepayments;

-	Deferred expenditure; and

-	Goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

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

An impairment loss is recognized in the consolidated income statement if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

-	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated income statement in the year in which the reversals are recognized.

2	Significant accounting policies (continued)

(l)	Impairment of assets (continued)

(iii)	Interim financial reporting and impairment

The Group prepared an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l)(i) and (ii)).

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

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to the consolidated income statement when used in operations. Cost represents the average unit cost.

Inventories held for disposal are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(n)	Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(o)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in the consolidated income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p)	Trade and other payables

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with Note 2(r)(i), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

2	Significant accounting policies (continued)

(q)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

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

The amount of the guarantee initially recognized as deferred income is amortized in the consolidated income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with Note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

(ii)	Provision and contingent liabilities

Provisions are recognized for other liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

2	Significant accounting policies (continued)

(s)	Defeasance of long-term liabilities

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

In connection with the acquisitions or leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortized as a reduction of rental expense for aircraft and engines under operating leases.

(u)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the consolidated income statement except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the financial year, and any adjustment to tax payable in respect of previous years.

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

2	Significant accounting policies (continued)

(u)	Income tax (continued)

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the financial year. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each financial year and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

-	in the case of current tax assets and liabilities, if the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

-	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

-	the same taxable entity; or

-	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(v)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the consolidated income statement as follows:

(i)	Passenger, cargo and mail revenues

Passenger revenue is recognized at the fair value of the consideration received when the transportation is provided or when an unused ticket expires rather than a ticket is sold. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage.

Cargo and mail revenues are recognized when the transportation is provided.

Revenues from airline-related business are recognized when services are rendered. Revenue is stated net of sales tax.

(ii)	Frequent flyer revenue

The Group maintains two frequent flyer award programs, namely, the China Southern Airlines Sky Pearl Club and the Egrets Mileage Plus, which provide travel and other awards to members based on accumulated mileages.

Revenue received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group’s frequent flyer award programs. The value attributed to the awarded mileages is deferred as a liability, within deferred revenue, until the mileages are redeemed or expired.

Revenue received from third parties for the issue of mileages under the frequent flyer award programs is also deferred as a liability, within deferred revenue.

2	Significant accounting policies (continued)

(v)	Revenue recognition (continued)

(ii)	Frequent flyer revenue (continued)

As members of the frequent flyer award programs redeem mileages for an award, revenue is recorded in the consolidated income statement. Revenue in relation to flight awards is recognized when the transportation is provided. Revenue is recognized at the point of redemption where non-flight rewards are selected.

(iii)	Rental income receivable under operating leases is recognized in the consolidated income statement in equal installments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in the consolidated income statement as an integral part of the aggregate net lease payments receivables. Contingent rentals are recognized as income in the accounting period in which they are earned.

(iv)	Dividend income is recognized when the shareholder’s right to receive payment is established.

(v)	Government grants are recognized in the consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as revenue in the consolidated income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the consolidated income statement over the useful life of the asset by way of reduced depreciation expense.

(vi)	Interest income is recognized as it accrues using the effective interest method.

(w)	Traffic commissions

Traffic commissions are expensed in the consolidated income statement when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded on the consolidated statement of financial position as prepaid expense.

(x)	Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to the consolidated income statement as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognized in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognized and charged to the consolidated income statement.

In respect of aircraft held under operating leases, the Group has responsibility to fulfill certain return conditions under relevant lease agreements. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to the consolidated income statement over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to the consolidated income statement in the period when the overhaul is performed.

2	Significant accounting policies (continued)

(y)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

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

(z)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(iii)	Share-based payment

The fair value of the amount payable to employee in respect of share appreciation rights (“SARs”), which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as staff cost in the consolidated income statement.

(aa)	Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the financial year. Exchange gains and losses are recognized in the consolidated income statement.

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

2	Significant accounting policies (continued)

(bb)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(cc)	Segmental reporting

Operating segments are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

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

The IASB has issued a number of amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRSs (2010)

The impacts of these developments are as follows:

•	IAS 24 (revised 2009) revises the definition of a related party. As a result, the Group has re-assessed the identification of related parties and restated certain comparative amounts due to / from related companies balances. As the effect of changes in accounting policy was not material to financial statements, no comparative consolidated statement of financial position as at January 1 is presented. IAS 24 (revised 2009) also introduces modified disclosure requirements for government-related entities. As a result, the Group has re-assessed the modified disclosure requirements for government-related entities and revised the disclosures accordingly.

•	In the Improvements to IFRSs (2010) omnibus standard, the IASB extended the scope of paragraph D8 of IFRS 1, First time adoption of IFRSs, for the use of the deemed cost exemption for an event-driven fair value. Under the amended standard, an entity is permitted to take as deemed cost the fair value of some or all of its assets and liabilities, when these fair values were determined under previous GAAP at one particular date because of a specific event which occurred during the period covered by its first financial statements prepared under IFRSs. Previously, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRSs (being the start of the earliest comparative period included in the first set of IFRS financial statements).

The Group’s first financial statements prepared under IFRSs were for the three years ended December 31, 1996, with the start of the earliest comparative period being on January 1, 1994. During that period and pursuant to applicable laws and regulations of the PRC, the Group’s financial statements prepared under the PRC accounting standards for business enterprises(“ASBE”) and other relevant rules and regulations included property, plant and equipment and leasehold land use rights at deemed cost based on the valuation performed by independent valuers as at December 31, 1996. As these valuations were performed as of a date later than the date of transition to IFRSs, the Group was not permitted to adopt these valuations as deemed cost for the purposes of its IFRS financial statements. Before 2009, the Group adopted the revaluation model for its property, plant and equipment in accordance with IAS 16, Property, Plant and Equipment and the leasehold land use rights were measured at historical cost. In 2009, the Group changed its IFRS accounting policy in respect of property, plant and equipment from the revaluation model to the historical cost model to increase the relevance of financial data to the users of the financial statements.

During the year, the Group has chosen to adopt the amendments to IFRS 1 by making retrospective adjustments in order to eliminate the aforementioned differences between the Group’s financial statements under IFRSs and those under the Accounting Standards for Business Enterprises – Basic Standard and 38 Specific Standards, application guidance, bulletins and other relevant accounting regulations (collectively “PRC GAAP”). Specifically, the Group has retrospectively adjusted the amounts reported for previous periods in its IFRS financial statements to reflect the recognition of the property, plant and equipment and leasehold land use rights at their deemed cost based on the valuation performed by the independent valuers as at December 31, 1996, with consequential adjustments for amortization charged in subsequent periods.

3	Changes in accounting policies (continued)

The results of operation previously reported by the Group for the years ended December 31, 2009 and 2010, and financial condition previously reported by the Group as at December 31, 2010, have been restated to include the adoption of Improvements to IFRSs (2010) as set out below.

(a)	For the year ended December 31, 2009

	The Group,	Adoption of
	as previously	Improvements	The Group,
	reported	to IFRSs (2010)	as restated
	RMB million	RMB million	RMB million
Results of operation:
Profit attributable to equity shareholders of the Company	330	(3)	327

Total equity attributable to equity shareholders of the Company as at December 31, 2009 increased by RMB109 million due to the adoption of Improvements to IFRSs (2010).

(b)	As at and for the year ended December 31, 2010

	The Group,	Adoption of
	as previously	Improvements	The Group,
	reported	to IFRSs (2010)	as restated
	RMB million	RMB million	RMB million
Results of operation:
Profit attributable to equity shareholders of the Company	5,795	(3)	5,792

Financial condition:
Lease prepayments	1,605	138	1,743
Deferred tax assets	997	(35)	962
Total non-current assets	95,373	103	95,476
Total equity attributable to equity shareholders of the Company	26,714	103	26,817

There is no material impact on the Group’s financial position as a result of the change in accounting policy as mentioned above, accordingly additional consolidated statement of financial position and related notes are not presented as at the beginning of the comparative period of these consolidated financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4	Traffic revenue

	2011	2010	2009
	RMB million	RMB million	RMB million

Passenger	71,435	64,308	48,488
Cargo and mail	4,118	4,249	2,493
Fuel surcharge income	11,699	5,583	1,986
	87,252	74,140	52,967

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

Sales tax incurred by the Group during the year ended December 31, 2011, netted off against revenue, amounted to RMB2,434 million (2010: RMB1,851 million; 2009: RMB1,532 million). Traffic revenue is stated net of sales tax.

5	Other operating revenue

	2011	2010	2009
	RMB million	RMB million	RMB million

Commission income	643	469	342
Hotel and travel services income	614	477	172
Ground services income	368	390	320
General aviation income	322	283	197
Expired sales in advance of carriage	309	249	350
Air catering income	166	132	112
Rental income	121	122	116
Aircraft wet lease income	319	50	83
Others	281	183	143
	3,143	2,355	1,835

6	Flight operations expenses

	2011	2010	2009
	RMB million	RMB million	RMB million

Jet fuel costs	32,675	23,492	16,390
Operating lease charges	4,654	5,298	5,123
Air catering expenses	2,073	1,808	1,392
Aircraft insurance	201	206	188
Flight personnel payroll and welfare	4,412	3,420	2,622
Training expenses	681	628	556
Civil Aviation Administration of China (“CAAC”) Infrastructure Development Fund contributions	1,655	1,622	1,418
Inventory provision (Note 28)	141	8	30
Others	1,852	2,111	1,577
	48,344	38,593	29,296

7	Maintenance expenses

	2011	2010	2009
	RMB million	RMB million	RMB million

Repair and maintenance charges	6,885	4,985	3,903
Maintenance materials	646	601	543
	7,531	5,586	4,446

8	Aircraft and traffic servicing expenses

	2011	2010	2009
	RMB million	RMB million	RMB million

Landing and navigation fees	8,426	7,792	6,772
Ground service and other charges	3,911	3,176	2,397
	12,337	10,968	9,169

9	Promotion and sales expenses

	2011	2010	2009
	RMB million	RMB million	RMB million

Sales commissions	3,521	3,232	2,539
Ticket office expenses	1,894	1,373	1,055
Computer reservation services	471	446	327
Advertising and promotion	292	147	46
Others	390	357	203
	6,568	5,555	4,170

10	General and administrative expenses

	2011	2010	2009
	RMB million	RMB million	RMB million

General corporate expenses	2,713	2,158	1,760
Auditors’ remuneration	13	14	16
Other taxes and levies	81	94	68
	2,807	2,266	1,844

11	Depreciation and amortization

	2011	2010	2009
	RMB million	RMB million	RMB million
Depreciation
- Owned assets	5,723	5,724	4,702
- Assets acquired under finance leases	1,917	1,301	1,260
Amortization of deferred benefits and gains	(73)	(71)	(71)
Other amortization	122	111	84
	7,689	7,065	5,975

12	Staff costs

	2011	2010	2009
	RMB million	RMB million	RMB million

Salaries, wages and welfare	10,345	7,713	5,887
Retirement scheme contributions	960	808	567
Early retirement benefits (Note 41)	37	29	6
	11,342	8,550	6,460

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 6 to 10 above. Details of staff costs arising from cash-settled share appreciation rights are disclosed in Note 46(c).

13	Other net income

	2011	2010	2009
	RMB million	RMB million	RMB million

Refund of CAAC infrastructure development fund	-	-	1,328
Government grants	828	553	541
Gain / (loss) on sale of property, plant and equipment, net and lease prepayments
- Aircraft and spare engines	180	(8)	14
- Other property, plant and equipment and lease prepayments	(35)	(1)	17
Gain on sale of available-for-sale equity securities (Note 17(b))	-	-	78
Others	48	(68)	11
	1,021	476	1,989

Pursuant to the “Notice of refund of CAAC infrastructure development fund” jointly issued by CAAC and the Ministry of Finance of the PRC in 2009, RMB1,328 million of CAAC infrastructure development fund paid for the period from July 1, 2008 to June 30, 2009 was refunded in 2009. There was no such refund during 2011 and 2010.

14	Interest expense

	2011	2010	2009
	RMB million	RMB million	RMB million

Interest on bank and other loans wholly repayable within five years	543	777	1,333
Interest on other loans	333	263	120
Finance charges on obligations under finance leases	388	403	471
Other interest expense (Note 41)	8	8	14
Less: interest expense capitalized	(205)	(186)	(441)
	1,067	1,265	1,497

The borrowing costs have been capitalized at rates ranging from 1.79% to 2.99% per annum in 2011 (2010: 1.13% to 1.87% per annum; 2009: 1.55% to 3.30% per annum).

15	Remuneration of directors, supervisors and senior management

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2011 are set out below:

		Salaries,
		allowances
		and		Retirement		Share
	Directors’	benefits	Discretionary	scheme		appreciation
Name	fees	in kind	bonuses	contributions	Subtotal	rights	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-executive directors
Si Xian Min (Note (i) and (xii))	-	-	-	-	-	6	6
Li Wen Xin (Note (i) and (iv))	-	-	-	-	-	-	-
Wang Quan Hua (Note (i) and (xii))	-	-	-	-	-	5	5
Yuan Xin An (Note (i), (iii) and (xii))	-	-	-	-	-	5	5

Executive directors
Tan Wan Geng (Note (ii) and (xii))	-	517	300	29	846	-	846
Zhang Zi Fang (Note (xii))	-	687	300	71	1,058	-	1,058
Xu Jie Bo (Note (xii)	-	601	250	71	922	3	925
Chen Zhen You (Note (xii))	-	601	250	70	921	5	926

Supervisors
Pan Fu (Note (i))	-	-	-	-	-	-	-
Li Jia Shi	-	601	250	69	920	-	920
Zhang Wei (Note (i))	-	-	-	-	-	-	-
Yang Yi Hua	-	332	30	68	430	-	430
Liang Zhong Gao	-	337	30	69	436	-	436

Independent non-executive directors
Gong Hua Zhang	104	-	-	-	104	-	104
Lam Kwong Yu (Note (v))	56	-	-	-	56	-	56
Wei Jin Cai	104	-	-	-	104	-	104
Ning Xiang Dong	104	-	-	-	104	-	104
Liu Chang Le (Note (iii))	13	-	-	-	13	-	13
	381	3,676	1,410	447	5,914	24	5,938

15	Remuneration of directors, supervisors and senior management (continued)

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2010 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-executive directors
Si Xian Min (Note (i) and (viii))	-	-	-	-	-
Li Wen Xin (Note (i) and (viii))	-	-	-	-	-
Wang Quan Hua (Note (i) and (viii))	-	-	-	-	-

Executive directors
Liu Bao Heng (Note (i) and (vi))	-	-	-	-	-
Tan Wan Geng	-	817	150	61	1,028
Zhang Zi Fang	-	778	150	60	988
Xu Jie Bo	-	706	100	60	866
Chen Zhen You	-	706	100	59	865

Supervisors
Pan Fu (Note (i) and (ix))	-	-	-	-	-
Sun Xiao Yi (Note (i) and (vii))	-	-	-	-	-
Li Jia Shi	-	708	100	58	866
Zhang Wei (Note (i))	-	-	-	-	-
Yang Yi Hua	-	368	20	56	444
Liang Zhong Gao	-	373	20	57	450

Independent non-executive directors
Wang Zhi (Note (vii))	-	-	-	-	-
Sui Guang Jun (Note (vii))	100	-	-	-	100
Gong Hua Zhang	100	-	-	-	100
Lam Kwong Yu	87	-	-	-	87
Wei Jin Cai (Note (ix))	-	-	-	-	-
Ning Xiang Dong (Note (ix))	-	-	-	-	-
	287	4,456	640	411	5,794

15	Remuneration of directors, supervisors and senior management (continued)

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2009 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Executive directors
Si Xian Min	-	698	-	40	738
Li Wen Xin	-	608	-	40	648
Wang Quan Hua	-	550	-	40	590
Liu Bao Heng	-	550	-	40	590
Tan Wan Geng	-	672	-	38	710
Xu Jie Bo	-	572	-	38	610
Chen Zhen You	-	572	-	38	610
Zhang Zi Fang (Note (x))	-	590	-	38	628

Supervisors
Sun Xiao Yi	-	550	-	40	590
Yang Guang Hua (Note (xi))	-	407	-	17	424
Zhang Wei	-	345	-	40	385
Yang Yi Hua	-	266	-	38	304
Liang Zhong Gao	-	269	-	38	307
Li Jia Shi (Note (x))	-	118	-	19	137

Independent non-executive directors
Wang Zhi	50	-	-	-	50
Sui Guang Jun	100	-	-	-	100
Gong Hua Zhang	100	-	-	-	100
Lam Kwong Yu	88	-	-	-	88
	338	6,767	-	504	7,609

15	Remuneration of directors, supervisors and senior management (continued)

Notes:

(i)	These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

(ii)	This director did not receive remuneration for the service in the capacity of the director of the Company since June 2011, when he started to hold management position in CSAHC and his salary was borne by CSAHC.

(iii)	Appointed on November 30, 2011.

(iv)	Resigned on August 8, 2011.

(v)	Resigned on August 5, 2011.

(vi)	Resigned on November 24, 2010.

(vii)	Resigned on December 29, 2010.

(viii)	These three directors were appointed as non-executive directors on December 29, 2010.

(ix)	Appointed on December 29, 2010.

(x)	Appointed on June 30, 2009.

(xi)	Resigned on June 30, 2009.

(xii)	These directors have been granted SARs in 2011. The amount represented the estimated value of SARs granted to the directors under the Group’s share appreciation scheme. The value of these SARs of RMB24,000 as at December 31, 2011 is measured according to the Group’s accounting policies for share-based payment transactions as set out in note 2(z)(iii). The details of the principal terms and SARs granted, are disclosed in Note 46(c).

16	Income tax expense

(a)	Income tax expense / (benefit) in the consolidated income statements

	2011	2010	2009
	RMB million	RMB million	RMB million

PRC income tax
Provision for the year	1,516	2,134	90
Over-provision in prior year	(59)	-	-
	1,457	2,134	90
Deferred tax (Note 26)
Origination and reversal of temporary differences	(369)	(457)	326
Recognition of deductible temporary differences unrecognized in prior years	(248)	-	(512)
	(617)	(457)	(186)
Actual tax expense / (benefit)	840	1,677	(96)

16	Income tax expense (continued)

(a)	Income tax expense / (benefit) in the consolidated income statements (continued)

In respect of majority of the Group’s overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airline activities in the current year and prior years.

Effective from January 1, 2008, under the Corporate Income Tax Law of the PRC (“new tax law”), the Company and its subsidiaries are subject to income tax at the statutory rate of 25% unless otherwise specified.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 20%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively.

(b)	Reconciliation between actual tax expense / (benefit) and calculated tax based on accounting profit at applicable tax rates

	2011	2010	2009
	RMB million	RMB million	RMB million

Profit before taxation	6,930	8,089	428

Notional tax on profit before taxation, calculated at the rates applicable to profit in the tax jurisdictions concerned (Note)	1,706	1,974	87
Adjustments for tax effect of:
Non-deductible expenses	36	111	62
Non-taxable income	(9)	(2)	(20)
Share of results of associates and jointly controlled entities	(145)	(42)	(76)
Recognition of taxable temporary difference on asset classified as held for sale	-	-	67
Recognition of deductible temporary differences unrecognized in prior years	(248)	-	-
Unused tax losses and deductible temporary differences not recognized	16	-	216
Utilization of unused tax losses and deductible temporary differences not recognized in prior years	(440)	(364)	(512)
Over provision in prior years	(59)	-	-
Tax rates differential	(17)	-	81
Others	-	-	(1)
Actual tax expense / (benefit)	840	1,677	(96)

Notes:

The headquarters of the Company and its branches are taxed at rates ranging from 24% to 25% (2010: 22% to 25%; 2009: 20% to 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2010: 15% to 25%; 2009: 15% to 25%).

17	Other comprehensive income

(a)	Tax effects relating to other comprehensive income

	2011			2010			2009
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	benefit	amount	amount	benefit	amount	amount	expense	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million
Available-for-sales securities:
net movement in fair value reserve	(16)	4	(12)	(18)	3	(15)	39	(9)	30

(b)	Reclassification adjustments relating to components of other comprehensive income

	2011	2010	2009
	RMB million	RMB million	RMB million

Available-for-sale securities:
Changes in fair value recognized during the year	(16)	(18)	117
Reclassification adjustment for amount transferred to profit or loss: - gain on disposal (Note 13)	-	-	(78)
Net deferred tax credited / (debited) to other comprehensive income (Note 26(a))	4	3	(9)
Net movement in the fair value reserve during the year recognized in other comprehensive income	(12)	(15)	30

18	Dividends

A dividend in respect of the year ended December 31, 2011 of RMB0.2 per share, amounting to a total dividend of RMB1,964 million was proposed by the directors on March 29, 2012. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year (Note 52(b)).

No dividend was proposed or paid in 2010 and 2009.

19	Earnings per share

The calculation of basic earnings per share for the year ended December 31, 2011 is based on the profit attributable to equity shareholders of the Company of RMB5,110 million (2010: RMB5,792 million; 2009: RMB327 million) and the weighted average of 9,817,567,000 shares in issue during the year (2010: 8,314,100,000 shares; 2009: 7,084,842,000 shares), calculated as follows:

	2011	2010	2009
	Million shares	Million shares	Million shares

Issued ordinary shares at January 1	9,818	8,003	6,561
Effect of issuance of A shares (Note 43)	-	259	263
Effect of issuance of H shares (Note 43)	-	52	261
Weighted average number of ordinary shares at December 31	9,818	8,314	7,085

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior years.

20	Property, plant and equipment, net

			Aircraft		Other
				Acquired	flight	Machinery,
				under	equipment,	equipment
	Investment			finance	including	and
	properties	Buildings	Owned	leases	rotables	vehicles	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million
Cost / revalued amounts:
At January 1, 2010	583	6,974	54,837	21,927	11,933	4,126	100,380
Additions	-	18	4,921	3,552	1,368	405	10,264
Transfer from construction in progress (Note 21)	-	700	12,665	-	359	41	13,765
Disposals	-	(81)	(1,273)	(11)	(202)	(246)	(1,813)
Other reclassifications	28	(28)	(41)	-	41	-	-
At December 31, 2010	611	7,583	71,109	25,468	13,499	4,326	122,596

At January 1, 2011	611	7,583	71,109	25,468	13,499	4,326	122,596
Additions	-	4	2,050	2,959	1,643	452	7,108
Transfer from construction in progress (Note 21)	-	524	6,975	2,409	72	99	10,079
Reclassification on exercise of purchase options (Note (e))	-	-	768	(768)	-	-	-
Disposals	-	(80)	(5,380)	(136)	(124)	(241)	(5,961)
At December 31, 2011	611	8,031	75,522	29,932	15,090	4,636	133,822

Accumulated depreciation and impairment losses:
At January 1, 2010	122	1,670	20,844	3,938	7,428	2,705	36,707
Depreciation charge for the year	18	248	4,226	1,301	872	360	7,025
Disposals	-	(28)	(946)	(11)	(186)	(233)	(1,404)
Other reclassifications	(2)	2	(35)	-	35	-	-
Impairment losses for the year	-	-	189	-	22	1	212
Impairment losses written off on disposal	-	-	(156)	-	(2)	-	(158)
At December 31, 2010	138	1,892	24,122	5,228	8,169	2,833	42,382

At January 1, 2011	138	1,892	24,122	5,228	8,169	2,833	42,382
Depreciation charge for the year	19	281	4,274	1,917	753	396	7,640
Reclassification on exercise of purchase options(Note (e))	-	-	324	(324)	-	-	-
Disposals	-	(25)	(3,171)	(136)	(53)	(217)	(3,602)
Impairment losses for the year (Note (h))	-	-	526	-	58	-	584
Impairment losses written off on disposal	-	-	(846)	-	(46)	(1)	(893)
At December 31, 2011	157	2,148	25,229	6,685	8,881	3,011	46,111

Net book value:
At December 31, 2011	454	5,883	50,293	23,247	6,209	1,625	87,711
At December 31, 2010	473	5,691	46,987	20,240	5,330	1,493	80,214

20	Property, plant and equipment, net (continued)

(a)	Most of the Group’s buildings are located in the PRC. The Group was formally granted the rights to use the certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang, Wuhan and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073. For other land in the PRC on which the Group’s buildings are erected, the Group was formally granted the rights to use such land for periods of three years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments in respect of land use rights totaling RMB56 million were paid to CSAHC during 2011 (2010 and 2009: RMB22 million, respectively) in respect of these leases.

(b)	As at December 31, 2011, certain aircraft of the Group with an aggregate carrying value of approximately RMB53,062 million (2010: RMB46,194 million) were mortgaged under certain loans or certain lease agreements (Notes 33 and 34).

(c)	As at December 31, 2011, certain buildings of the Group with an aggregate carrying value of approximately RMB17 million were mortgaged for certain banking facilities granted by a PRC commercial bank (2010: RMB18 million).

(d)	The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totaling RMB82 million (2010: RMB74 million; 2009: RMB62 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

The Group’s total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2011	2010
	RMB million	RMB million

Within 1 year	36	76
After 1 year but within 5 years	62	97
After 5 years	-	1
	98	174

As at December 31, 2011, the net book value of the aircraft and flight training facilities leased out by the Group under operating leases amounted to RMB33 million (2010: RMB43 million).

(e)	During the year, the Company exercised the purchase options stipulated in the aircraft finance lease agreements and two A321-200 aircraft were reclassified as owned aircraft from finance leased aircraft.

(f)	The investment properties are located in the PRC, where comparable market transactions are infrequent. In the absence of the current or recent prices in an active market and alternative reliable estimates of fair value (for example, discounted cash flow projection) are not available, the Group could not reliably determine the fair value of the investment properties.

20	Property, plant and equipment, net (continued)

(g)	The Company entered into two separate arrangements (the “Arrangements”) with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The Company has an option to purchase the aircraft at a pre-determined date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

(h)	During the year, in view of the age of the Group’s fleet of Boeing 737-300 aircraft, the Group planned to dispose of these aircraft and commenced the process of seeking buyers. The Group assessed the recoverable amounts of these aircraft and related fleet assets. Based on the assessment, the carrying amounts of these aircraft and the related fleet assets were written down by RMB544 million as at December 31, 2011.

In prior years, the Group planned to dispose of its fleet of MD90, Airbus 300-600 aircraft and Boeing 757-200 aircraft. These aircraft and related assets’ carrying amounts were written down to their recoverable amounts and impairment losses of RMB1,056 million were made as at December 31, 2010. During the year, the MD90 and Airbus 300-600 aircraft fleet and two Boeing 757-200 aircraft were disposed of and a net gain of RMB123 million was recognized in the consolidated income statement. As at December 31, 2011, the Group reviewed the recoverable amounts of the remaining aircraft related assets and a further RMB40 million impairment provision was made.

The estimates of recoverable amounts were based on the greater of the assets’ fair value less costs to sell and its value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet.

(i)	As at December 31, 2011 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Hunan, Xinjiang, Henan, Shenzhen, Beijing, Shanghai, Sanya, Zhuhai and Shenyang, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2011, carrying value of such properties of the Group amounted to RMB3,303 million (2010: RMB3,271 million). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

21	Construction in progress

	2011	2010
	RMB million	RMB million

At January 1	10,069	18,059
Additions	16,449	6,068
Transferred to property, plant and equipment (Note 20)	(10,079)	(13,765)
Transferred to lease prepayments and other assets upon completion of development, or other receivables	(499)	(293)
At December 31	15,940	10,069

The construction in progress as at December 31, 2011 mainly related to advance payments for acquisition of aircraft and progress payments for other construction projects at the Shantou New Airport, Sydney Office Building and Shenyang aircraft maintenance warehouse.

The construction of Yuanquan Pilot Apartment Building Project was commenced in 2008 and the progress payments for the construction paid by Xiamen Airlines was recorded in construction in progress in previous years according to the signed agreement with a third party. Pursuant to a supplementary contract entered in 2011, construction progress payments of RMB242 million paid by Xiamen Airlines for certain buildings of the project will be transferred to the third party and accordingly such payments will be reimbursed to the Group. Therefore, the amount was reclassified from construction in progress to other receivables during the year.

As at December 31, 2011, no advance payments for acquisition of aircraft of the Group (2010: RMB2,869 million) were mortgaged under loan agreements (Note 33).

22	Interest in associates

	2011	2010
	RMB million	RMB million

Share of net assets	746	309

During the year, the Company injected capital of RMB37 million to an associate according to its existing share percentages.

The details of the Group’s principal associates are set out in Note 58, all of which are unlisted corporate entities.

Summary financial information on associates

	100 Percent			Group’s effective interest
	2011	2010	2009	2011	2010	2009
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million

Non-current assets	15,244	13,026		5,741	4,909
Current assets	6,331	4,802		1,733	1,275
Non-current liabilities	(9,977)	(6,975)		(3,888)	(2,718)
Current liabilities	(9,319)	(9,993)		(2,840)	(3,286)
Net assets	2,279	860		746	180
Net liabilities not shared by the Group				-	129

				746	309

Revenue	13,534	9,924	7,123	5,217	3,843	2,750
Expenses	(11,985)	(9,706)	(7,009)	(4,632)	(3,765)	(2,715)
Profit for the year	1,549	218	114	585	78	35

Net (profit) / loss not shared by the Group				(129)	(22)	34
The Group’s share of associates’ results				456	56	69

23	Interest in jointly controlled entities

	2011	2010
	RMB million	RMB million

Share of net assets	985	863

The details of the Group’s principal jointly controlled entities are set out in Note 58, all of which are unlisted corporate entities.

Summary financial information on jointly controlled entities

	Group’s effective interest
	2011	2010	2009
	RMB million	RMB million	RMB million

Non-current assets	931	806
Current assets	811	691
Non-current liabilities	(282)	(207)
Current liabilities	(475)	(427)
Net assets	985	863

Revenue	1,107	943	1,973
Expenses	(982)	(831)	(1,759)
Profit for the year	125	112	214

24	Other investments in equity securities

	2011	2010
	RMB million	RMB million

Unlisted equity securities, at cost	166	166

Dividend income from unlisted securities of the Group amounted to RMB10 million during the year ended December 31, 2011 (2010: RMB11 million; 2009: RMB10 million).

25	Available-for-sale equity securities

	2011	2010
	RMB million	RMB million

Available-for-sale equity securities
- Listed in the PRC	64	80

Market value of listed securities	64	80

Dividend income from listed securities of the Group amounted to RMB318,000 during the year ended December 31, 2011 (2010 and 2009: RMB2 million, respectively).

26	Deferred tax assets/ (liabilities)

(a)	Movements of net deferred tax assets/ (liabilities) are as follows:

	2011	2010
	RMB million	RMB million

At January 1	50	(410)
Credited to the consolidated income statement (Note 16(a))	617	457
Credited to other comprehensive income (Note 17(b))	4	3
At December 31	671	50

(b)	The components of deferred tax assets / (liabilities) recognized are analyzed as follows:

	2011	2010
	RMB million	RMB million
Deferred tax assets:
Accrued expenses	1,045	802
Deferred revenue	127	334
Provision for impairment losses	443	127
Others	29	26
Total deferred tax assets	1,644	1,289

Deferred tax liabilities:
Accrued expenses	(270)	(390)
Depreciation allowances in excess of the related depreciation	(591)	(781)
Change in fair value of available-for-sale equity securities	(10)	(14)
Others	(102)	(54)
Total deferred tax liabilities	(973)	(1,239)
Net deferred tax assets	671	50

	2011	2010
	RMB million	RMB million
Net deferred tax assets recognized in the consolidated statement of financial position	1,300	962
Net deferred tax liabilities recognized in the consolidated statement of financial position	(629)	(912)
	671	50

26	Deferred tax assets / (liabilities) (continued)

(c)	Deferred tax assets not recognized

At December 31, 2011, deferred tax assets were not recognized in relation to certain unused tax losses and other deductible temporary differences. The unrecognized unused tax losses and deductible temporary differences are analyzed as follows:

	2011	2010
	RMB	RMB
	million	million

Tax losses	365	574
Other deductible temporary differences:
- Accrued expenses	87	689
- Provision for impairment losses	-	1,861
	87	2,550
	452	3,124

At December 31, 2011, the Group’s deductible temporary differences amounting to RMB87 million (2010: RMB2,550 million) have not been recognized as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group’s unused tax losses of RMB365 million (2010: RMB574 million) have not been recognized as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilized will be available before they expire. The expiry dates of unrecognized unused tax losses are analyzed as follows:

	2011	2010
	RMB million	RMB million
Expiring in:

2011	-	23
2012	-	13
2013	223	370
2014	131	168
2015	-	-
2016	11	-
	365	574

27	Other assets

		Prepayment
		for exclusive
	Lump sum	use right of
	housing	an airport
	benefits	terminal	Others	Total
	RMB million	RMB million	RMB million	RMB million

At January 1, 2010	66	300	192	558
Additions	-	-	44	44
Transferred from construction in progress (Note 21)	-	-	39	39
Amortization for the year	(26)	(10)	(79)	(115)
At December 31, 2010	40	290	196	526

At January 1, 2011	40	290	196	526
Additions	-	-	46	46
Transferred from construction in progress (Note 21)	-	-	33	33
Amortization for the year	(26)	(10)	(69)	(105)
At December 31, 2011	14	280	206	500

28	Inventories

(a)	Inventories in the consolidated statement of financial position comprise:

	2011	2010
	RMB million	RMB million

Expendable spare parts and maintenance materials	1,430	1,219
Other supplies	188	136
	1,618	1,355

(b)	The analysis of the amount of inventories recognized as an expense and included in consolidated income statement is as follows:

	2011	2010	2009
	RMB million	RMB million	RMB million

Consumption	1,134	1,040	887
Write-down of inventories (Note 6)	141	8	30
	1,275	1,048	917

Certain expendable spare parts and maintenance materials have been written down as a result of fleet adjustments during the current and prior year.

29	Trade receivables

	2011	2010
	RMB million	RMB million

Trade receivables	2,176	2,022
Less: allowance for doubtful debts	(29)	(30)
	2,147	1,992

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	2011	2010
	RMB million	RMB million

Within 1 month	1,977	1,829
More than 1 month but less than 3 months	164	134
More than 3 months but less than 12 months	6	29
	2,147	1,992

All of the trade receivables are expected to be recovered within one year.

(b)	Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(l)).

The movements in the allowance for doubtful debts during the year are as follows:

	2011	2010
	RMB million	RMB million

At January 1	30	30
Impairment loss recognized	6	-
Impairment loss written back	(5)	-
Uncollectible amounts written off	(2)	-
At December 31	29	30

(c)	Trade receivables that are not impaired

The ageing analysis of trade receivables that is neither individually nor collectively considered to be impaired is as follows:

	2011	2010
	RMB million	RMB million

Neither past due nor impaired	2,141	1,963

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

30	Other receivables

As at December 31, 2011, other receivables of RMB4,988 million mainly includes the wealth management products purchased by Xiamen Airlines from a state-owned commercial bank. These products are repo bonds and bear annualized interest rates from 5.00% to 5.82% with maturity dates from 92 days to 183 days from dates of purchase. The principal of the outstanding wealth management products was RMB3,500 million as at December 31, 2011, of which RMB3,400 million subsequently matured and received as of the date of the issuance of the report. The total interest income on these wealth management products was RMB128 million in 2011.

31	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2011	2010
	RMB million	RMB million

Deposits with banks and other financial institution	5,108	7,445
Cash at bank and in hand	4,755	2,959
Cash and cash equivalents in the consolidated statement of financial position	9,863	10,404

Southern Airlines Group Finance Company Limited (“SA Finance”) is a PRC authorized financial institution controlled by CSAHC and is an associate of the Group. In accordance with the financial agreement dated May 22, 1997, as revised subsequently on December 31, 2004, November 15, 2007 and November 8, 2010 between the Company and SA Finance, all of the Group’s deposits accepted by SA Finance would be simultaneously placed with several designated major PRC banks by SA Finance.

As at December 31, 2011, the Group’s deposits with SA Finance amounted to RMB2,493 million (2010: RMB1,111 million)(Note 45(d)(ii)).

31	Cash and cash equivalents (continued)

(b)	Reconciliation of profit before taxation to cash generated from operating activities:

		2011	2010	2009
	Note	RMB million	RMB million	RMB million

Profit before taxation		6,930	8,089	428
Depreciation of property, plant and equipment	20	7,640	7,025	5,962
Other amortization	11	122	111	84
Amortization of deferred benefits and gains	11	(73)	(71)	(71)
Impairment losses on property, plant and equipment	20(h)	584	212	26
Share of profits of associates	22	(456)	(56)	(69)
Share of profits of jointly controlled entities’	23	(125)	(112)	(214)
(Gain) / loss on sale of property, plant and equipment, net and lease prepayments	13	(145)	9	(31)
Gain on sale of available-for-sale equity securities	13	-	-	(78)
Gain on sale of a jointly controlled entity		-	(1,078)	-
Gain on deemed disposal of equity interest in a subsidiary		-	(17)	-
Interest income		(179)	(93)	(68)
Interest income on wealth management products	30	(128)	-	-
Interest expense	14	1,067	1,265	1,497
(Gain) / loss on derivative financial instruments, net		(1)	30	(45)
Dividend income from other investments in equity securities		(10)	(13)	(14)
Exchange gain, net		(2,882)	(1,673)	(70)
Increase in inventories		(263)	(107)	(27)
Increase in trade receivables		(155)	(647)	(42)
Decrease / (increase) in other receivables		283	14	(15)
Decrease / (increase) in prepaid expenses and other current assets		4	130	(91)
(Decrease) / increase in net amounts due to related companies		(220)	74	(48)
Increase / (decrease) in trade payables		1,041	(3,109)	3,639
Increase / (decrease) in sales in advance of carriage		1,695	1,408	(48)
Increase / (decrease) in accrued expenses		113	1,199	(49)
Increase / (decrease) in other liabilities		554	(200)	353
Increase in deferred revenue		737	438	204
Increase in provision for major overhauls		5	220	8
Decrease in provision for early retirement benefits		(29)	(30)	(31)
Increase in deferred benefits and gains		78	6	42
Cash generated from operating activities		16,187	13,024	11,232

32	Financial liabilities

	2011	2010
	RMB million	RMB million

Foreign exchange forward option contracts	-	13

Further disclosures of the financial derivative instruments are set out in Notes 49(c) and (f).

33	Bank and other loans

(a)	At December 31, 2011, bank and other loans were repayable as follows:

	2011	2010
	RMB million	RMB million

Within 1 year or on demand	18,789	9,324

After 1 year but within 2 years	9,085	10,533
After 2 years but within 5 years	10,687	11,432
After 5 years	9,265	9,911
	29,037	31,876
	47,826	41,200

(b)	At December 31, 2011, bank and other loans are analyzed as follows:

	2011	2010
	RMB million	RMB million

Short-term bank loans	6,925	3,568
Long-term bank and other loans due within one year (classified as current liabilities)	11,864	5,756
	18,789	9,324
Long-term bank and other loans due after one year (classified as non-current liabilities)	29,037	31,876
	47,826	41,200

Representing:
Bank loans	47,823	41,197
Other loans	3	3
	47,826	41,200

(c)	As at December 31, 2011, the Group’s weighted average interest rates on short-term borrowings were 3.09% per annum (2010: 1.78% per annum).

33	Bank and other loans (continued)

(d)	Details of bank and other loans with original maturity over one year are as follows:

	2011	2010
	RMB million	RMB million
Renminbi denominated loans
Non-interest bearing loan from a municipal government authority	3	3
Fixed interest rate at 4.86% per annum as at December 31, 2011, with maturities through 2013	60	-
Floating interest rates 90%, 95% ,100% of benchmark interest rate (stipulated by PBOC) as at December 31, 2011, with maturities through 2014	683	832

United States Dollars denominated loans
Fixed interest rates ranging from 3.00% to 4.69% per annum as at December 31, 2011, with maturities through 2017	563	1,347

Floating interest rates ranging from 1-month LIBOR + 0.50% to 2.20% per annum as at December 31, 2011, with maturities through 2020	3,823	4,677

Floating interest rates ranging from 3-month LIBOR + 0.50% to 3.01% per annum as at December 31, 2011, with maturities through 2021	27,707	21,376

Floating interest rates ranging from 6-month LIBOR + 0.30% to 3.15% per annum as at December 31, 2011, with maturities through 2021	8,062	9,397
	40,901	37,632
Less: loans due within one year classified as current liabilities	(11,864)	(5,756)
	29,037	31,876

33	Bank and other loans (continued)

(e)	The remaining contractual maturities at the end of the financial year of the Group’s bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial year) and the earliest date the Group can be required to pay, are as follows:

	2011	2010
	RMB million	RMB million
Contractual undiscounted cash flows

Within 1 year	20,784	9,974
After 1 year but within 2 years	10,072	10,997
After 2 years but within 5 years	11,677	12,201
After 5 years	9,830	10,294
	52,363	43,466

Consolidated statement of financial position carrying amounts	47,826	41,200

(f)	The Group has significant bank and other loans balances as well as obligations under finance leases (Note 34) which are denominated in US dollars as at December 31, 2011. The net exchange gain of RMB2,755 million (2010: RMB1,746 million; 2009: RMB93 million) recorded by the Group was mainly attributable to the exchange gain arising from retranslation and settlement of bank and other loans balances and finance lease obligations denominated in US dollars. The foreign currency risk is further discussed in Note 49(c).

(g)	The analysis of the carrying amounts of bank and other loans is as follows:

		2011	2010
	Note	RMB million	RMB million
Bank and other loans
-Secured	(i)	23,480	21,675
-Secured and guaranteed	(i), (ii)	221	385
-Unsecured		24,125	19,140
		47,826	41,200

Notes:

(i)	As at December 31, 2011, bank and other loans of the Group totaling RMB23,653 million (2010: RMB22,060 million) were secured by mortgages over certain of the Group’s aircraft with aggregate carrying amounts of RMB29,815 million (2010: the Group’s aircraft and advance payments with aggregate carrying amounts of RMB28,823 million).

As at December 31, 2011, a long-term loan due within one year of the Group amounting to RMB48 million was secured by pledged bank deposits of RMB72 million (2010: Nil).

(ii)	The following bank and other loans secured by certain aircraft mentioned in Note (i) are also guaranteed by:

	2011	2010
	RMB million	RMB million
Guarantors
Export-Import Bank of the United States	-	21
CSAHC (Note 45(e))	221	364
	221	385

33	Bank and other loans (continued)

(h)	As at December 31, 2011, loans to the Group from SA finance amounted to RMB480 million (2010: RMB520 million) (Note 45(d)(i)).

34	Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2012 to 2023. As at December 31, 2011, future payments under these finance leases are as follows:

	2011			2010
	Present	Total		Present	Total
	value of the	minimum		value of the	minimum
	minimum lease	lease		minimum lease	lease
	payments	payments	Interest	payments	payments	Interest
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million

Within 1 year	1,784	2,216	432	1,654	2,015	361
After 1 year but within 2 years	1,747	2,131	384	1,601	1,916	315
After 2 years but within 5 years	5,872	6,669	797	5,043	5,701	658
After 5 years	6,434	6,936	502	6,132	6,289	157
	15,837	17,952	2,115	14,430	15,921	1,491

Less: balance due within one year classified as current liabilities	(1,784)			(1,654)
	14,053			12,776

34	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2011	2010
	RMB million	RMB million

United States Dollars denominated obligations
Fixed interest rates ranging from 3.43% to 6.01% per annum as at December 31, 2011	5,956	6,067

Floating interest rates ranging from 3-month LIBOR + 0.55% to 3.00% per annum as at December 31, 2011	5,730	4,796

Floating interest rates ranging from 6-month LIBOR + 0.03% to 2.05% per annum as at December 31, 2011	3,592	3,567

Singapore Dollars denominated obligations
Floating interest rate at 6-month SIBOR + 1.44% per annum as at December 31, 2011	559	-
	15,837	14,430

Charges over the assets concerned and relevant insurance policies are provided to the lessors as collateral and security. As at December 31, 2011, certain of the Group’s aircraft with carrying amounts of RMB23,247 million (2010: RMB20,240 million) secured finance lease obligations totaling RMB15,837 million (2010: RMB14,430 million).

35	Trade payables

	2011	2010
	RMB million	RMB million

Bills payable	50	104
Accounts payable	2,797	1,702
	2,847	1,806

35	Trade payables (continued)

The following is the ageing analysis of trade payables :

	2011	2010
	RMB million	RMB million

Within 1 month	2,328	1,190
More than 1 month but less than 3 months	315	337
More than 3 months but less than 6 months	152	240
More than 6 months but less than 1 year	12	12
More than 1 year	40	27
	2,847	1,806

36	Deferred revenue

	2011	2010
	RMB million	RMB million

Current portion	907	524
Non-current portion	1,178	824
	2,085	1,348

Deferred revenue represents the unredeemed credits under the frequent flyer mileage programs.

37	Amounts due from/to related companies

(a)	Amounts due from related companies

		2011	2010
	Note	RMB million	RMB million

CSAHC and its affiliates		43	12
Associates		12	16
Jointly controlled entities		88	110
Other related company		24	-
	45(c)	167	138

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Amounts due to related companies

		2011	2010
	Note	RMB million	RMB million

CSAHC and its affiliates		68	139
A jointly controlled entity of CSAHC		1	71
An associate		13	27
Jointly controlled entities		39	80
Other related company		1	-
	45(c)	122	317

37	Amounts due from/to related companies (continued)

(b)	Amounts due to related companies (continued)

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

38	Accrued expenses

	2011	2010
	RMB million	RMB million

Jet fuel costs	1,099	1,727
Air catering expenses	183	150
Salaries and welfare	2,272	1,970
Repairs and maintenance	2,446	1,959
Provision for major overhauls (Note 40)	575	223
Provision for early retirement benefits (Note 41)	47	52
Landing and navigation fees	1,807	2,295
Computer reservation services	593	545
Interest expense	160	123
Others	298	286

	9,480	9,330

39	Other liabilities

	2011	2010
	RMB million	RMB million

CAAC Infrastructure Development Fund, airport construction surcharge and airport tax payable	979	760
Payable for property, plant and equipment	889	774
Advance payments received for chartered flights	95	73
Sales agent deposits	308	282
Other taxes payable	618	493
Others	1,425	1,386

	4,314	3,768

40	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2011	2010
	RMB million	RMB million

At January 1	1,396	1,456
Additional provision made	468	462
Provision utilized	(111)	(522)

At December 31	1,753	1,396
Less: current portion included in accrued expenses (Note 38)	(575)	(223)

	1,178	1,173

41	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2011	2010
	RMB million	RMB million

At January 1	170	205
Provision for the year (Note 12)	37	29
Financial costs (Note 14)	8	8
Payments made during the year	(72)	(75)
Effect of changes in discount rates	(7)	3

At December 31	136	170
Less: current portion included in accrued expenses (Note 38)	(47)	(52)

	89	118

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognized as provision for early retirement benefits.

42	Deferred benefits and gains

	2011	2010
	RMB million	RMB million

Leases rebates (Note (i))	640	723
Gains on sale and leaseback (Note (ii))	171	197
Government grants	213	57
Others	34	38

	1,058	1,015

Notes:

(i)	The Company was granted cash rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates were deferred and amortized using the straight line method over the remaining lease terms.

(ii)	The Company entered into sale and leaseback transactions with certain third parties under operating leases. The gains were deferred and amortized over the lease terms of these aircraft.

43	Share capital and capital management

(a)	Share capital

	2011	2010
	RMB million	RMB million
Registered, issued and paid up capital:
845,050,000 domestic state-owned shares with selling restrictions of RMB1.00 each (2010: 845,050,000 shares of RMB1.00 each)	845	845
3,300,000,000 domestic state-owned shares of RMB1.00 each (2010: 3,300,000,000 of RMB1.00 each)	3,300	3,300
Nil A shares with selling restrictions of RMB1.00 each (2010: 1,377,600,000 of RMB1.00 each )	-	1,378
2,877,600,000 A shares of RMB1.00 each (2010: 1,500,000,000 shares of RMB1.00 each )	2,878	1,500
2,794,917,000 H shares of RMB1.00 each (2010: 2,794,917,000 shares of RMB1.00 each)	2,795	2,795

	9,818	9,818

On August 20, 2009 and August 21, 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung, a wholly-owned subsidiary of CSAHC, for net cash considerations of RMB2,259 million and RMB721 million, respectively (Note 45(c)(xiv)). The A shares and H shares are subject to a lock-up period to August 20, 2012 and August 21, 2010, respectively.

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

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and managing its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated as net debt as a percentage of total equity where net debt is represented by the aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits.

There was no change in the Group’s approach to capital management during 2011 as compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group’s debt to equity ratio is 201% at December 31, 2011 (2010: 211%).

44	Reserves

	2011	2010
	RMB million	RMB million
Share premium
At January 1 (as previously reported)	13,433	4,676
Adjustment for the changes in accounting policy	445	445

At January 1 (as adjusted)	13,878	5,121
Capital injection into a subsidiary by a third party	253	-

Issue of shares (Note 43)	-	8,757

At December 31	14,131	13,878

Fair value reserve
At January 1	31	37
Change in fair value of available-for-sale equity securities	(10)	(6)

At December 31	21	31

Statutory surplus reserve (Note (a))
At January 1	526	526
Appropriations to reserves	321	-

At December 31	847	526

Discretionary surplus reserve
At January 1 and at December 31	77	77

Other reserve
At January 1	153	151
Share of an associate’s
reserves movement	5	-

Government contributions	-	2

At December 31	158	153

Retained profits / (accumulated losses)
At January 1 (as previously reported)	2,676	(3,119)
Adjustment for the changes in accounting policy	(342)	(339)

At January 1 (as adjusted)	2,334	(3,458)
Profit for the year	5,110	5,792
Appropriation to reserves	(321)	-

At December 31	7,123	2,334

Total	22,357	16,999

44	Reserves (continued)

(a)	According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b)	Dividend distributions may be proposed at the discretion of the Company’ board of directors, after making up cumulative prior years’ losses and consideration of profit appropriation to reserves. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs. As at December 31, 2011, the distributable reserves of the Company was RMB2,215 million (2010: Nil). After the end of the financial year, the directors proposed a dividend of RMB0.2 per ordinary share, amounting to RMB1,964 million (2010:Nil). This dividend has not been recognized as a liability as at December 31, 2011.

45	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors as disclosed in Note 15, is as follows:

	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Short-term employees benefits	14,675	14,277	13,991
Post-employment benefits	1,091	1,009	922
Share appreciation rights	57	-	-

	15,823	15,286	14,913

	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Directors and supervisors (Note 15)	5,938	5,794	7,609
Senior management	9,885	9,492	7,304

	15,823	15,286	14,913

Total remuneration is included in “staff costs” (Note 12).

(b)	Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. Details of the Group’s employee benefits plan are disclosed in Note 46.

45	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, jointly controlled entities and other related party of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, jointly controlled entities and other related party of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

		2011	2010	2009
	Note	RMB million	RMB million	RMB million

Income received from the CSAHC Group

Charter flight and pallet income	(i)	46	36	39
Cargo handling income	(i)	15	14	13
Commission income	(ii)	7	4	2

Income received from other related company

Aircraft wet lease income	(iii)	242	-	-
Aircraft sales income	(iii)	426	-	-

Expenses paid to the CSAHC Group

Repairing charges	(iv)	752	487	409
Handling charges	(v)	87	79	68
Commission expenses	(vi)	27	16	6
Cargo handling charges	(i)	17	-	-
Lease charges for land and buildings	(vii)	140	109	107
Property management fee	(viii)	34	30	19

Expenses paid to jointly controlled entities and an associate

Ground service expenses	(ix)	-	-	36
Repairing charges	(x)	1,266	1,255	935
Flight simulation service charges	(xi)	228	198	172
Advertising expenses	(xii)	29	34	21
Training expenses	(xiii)	142	63	-

Income received from a jointly controlled entity

Rental income	(xi)	36	37	47

Issuance of A shares to CSAHC	(xiv)	-	825	2,279

Issuance of H shares to Nan Lung	(xiv)	-	736	721

Disposal to the CSAHC Group

Consideration for disposal of equity interest in MTU Maintenance Zhuhai Co., Ltd. (“MTU”)	(iv)	-	1,608	-

45	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, jointly controlled entities and other related party of the Group (continued)

(i)	China Southern Airlines Group Passenger and Cargo Agent Company Limited (“PCACL”), a wholly-owned subsidiary of CSAHC, purchases cargo spaces and charters flight from the Group. The balance mainly represents receivable from PCACL in respect of charter flight receivables. In addition, cargo handling income / expenses are earned / payable by the Group in respect of the cargo handling services with PCACL.

(ii)	The Group provided certain website resources to SA Finance for the sales of air insurance to passengers.

(iii)	Hebei Airlines Company Limited (“Hebei Airlines”) is a subsidiary of a non-controlling interest holder of Xiamen Airlines. On August 27, 2010, Xiamen Airlines and Hebei Airlines entered into an Aircraft Wet Lease Agreement to wet lease three aircraft to Heibei Airlines.

The agreement terminated in December 2011 when Xiamen Airlines sold two aircraft to Hebei Airlines at consideration of RMB426 million with a net loss of RMB38 million.

(iv)	MTU, a former jointly controlled entity of the Company, was sold to CSAHC in February 2010 at consideration of RMB1,608 million with a gain on disposal of RMB1,078 million. MTU provides comprehensive maintenance services to the Group.

(v)	The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a wholly-owned subsidiary of CSAHC and pays handling charges to SAIETC.

(vi)	Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transport Association.

(vii)	The Group leases certain land and buildings in the PRC from CSAHC. Amount represents rental payments for land and buildings paid or payable to CSAHC.

(viii)	Guangzhou China Southern Airlines Property Management Co., Ltd., a subsidiary of CSAHC, provides property management services to the Group.

(ix)	Beijing Southern Airlines Ground Services Company Limited (“Beijing Ground Services”), a former jointly controlled entity of the Group, provides airport ground service to the Group. In June 2009, the Company acquired 50% equity interests in Beijing Ground Services from the other venture of Beijing Ground Services and it became a wholly-owned subsidiary of the Company.

(x)	Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), a jointly controlled entity of the Group, provides comprehensive maintenance services to the Group.

(xi)	Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

(xii)	Southern Airlines Culture and Media Co., Ltd., an associate of the Group, provides advertising services to the Group.

(xiii)	China Southern West Australian Flying College Pty Ltd. (“Flying College”), a former subsidiary of the Company, provides training services to the Group. Flying College became a jointly controlled entity of the Company since June 2010.

45	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, jointly controlled entities and other related party of the Group (continued)

(xiv)	On October 29, 2010 and November 1, 2010, the Company issued 123,900,000 A shares to CSAHC and 312,500,000 H shares to Nan Lung, for cash consideration of RMB825 million and RMB736 million, respectively.

On August 20, 2009 and August 21, 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung, a wholly-owned subsidiary of CSAHC, for cash considerations of RMB2,279 million and RMB721 million, respectively.

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year. The total amount paid or payable to CSAHC Group was not material to the results of the Group for the year.

Details of amounts due from / to the CSAHC Group, associates, jointly controlled entities and other related party of the Group:

		2011	2010
	Note	RMB million	RMB million
Receivables:
The CSAHC Group		43	12
Associates		12	16
Jointly controlled entities		88	110
Other related company		24	-

	37(a)	167	138

Payables:
The CSAHC Group		68	139
A jointly controlled entity of CSAHC		1	71
An associate		13	27
Jointly controlled entities		39	80
Other related company		1	-

	37(b)	122	317

The amounts due from / to the CSAHC Group, associates, jointly controlled entities and other related party of the Group are unsecured, interest free and have no fixed terms of repayment.

45	Material related party transactions (continued)

(d)	Loans from and deposits placed with SA Finance

(i)	Loans from SA Finance

At December 31, 2011, loans from SA Finance to the Group amounted to RMB480 million (2010: RMB520 million).

The unsecured loans are repayable as follows:

		2011	2010
	Note	RMB million	RMB million

Within 1 year		102	320
After 1 year but within 2 years		358	60
After 2 years but within 5 years		20	140

	33(h)	480	520

Interest expense paid on such loans amounted to RMB27 million (2010: RMB27 million; 2009: RMB71 million) and the interest rates ranged from 4.86% to 6.32% per annum during the year ended December 31, 2011 (2010: 4.86% to 5.27% per annum; 2009: 1.25% to 7.56% per annum).

(ii)	Deposits placed with SA Finance

At December 31, 2011, the Group’s deposits with SA Finance amounted to RMB2,493 million (2010: RMB1,111 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB32 million (2010: RMB17 million; 2009: RMB11 million) during the year ended December 31, 2011.

(e)	Guarantees from CSAHC

Certain bank loans of the Group amounting to RMB221 million (2010: RMB364 million) were guaranteed by CSAHC.

(f)	Commitments to CSAHC

At December 31, 2011, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB199 million (2010: RMB41 million).

45	Material related party transactions (continued)

(g)	Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (“state-controlled entities”) through its government authorities, agencies, affiliations and other organizations.

Other than those transactions with the CSAHC Group, associates, jointly controlled entities and other related party of the Group as disclosed in Notes 45(c), (d), (e) and (f) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

-	Transportation services;
-	Leasing arrangements;
-	Purchase of equipment;
-	Purchase of ancillary materials and spare parts;
-	Ancillary and social services; and
-	Financial services arrangement.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether or not the counterparties are state-controlled entities.

Having considered the potential for transactions to be impacted by related party relationships, the Group’s pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i)	The Group’s transactions with other state-controlled entities, including state-controlled banks in the PRC

	2011	2010	2009
	RMB million	RMB million	RMB million

Jet fuel cost	25,497	21,345	15,260
Interest income	50	66	56
Interest expense	816	808	1,249

(ii)	The Group’s balances with other state-controlled entities, including state-controlled banks in the PRC

	2011	2010
	RMB million	RMB million

Trade payables-jet fuel	1,267	465
Cash and deposits at bank	5,702	7,899
Short-term bank loans and current portion of long-term bank loans	18,630	8,956
Long-term bank loans, less current portion	28,144	31,152

46	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 8% to 24% (2010: 8% to 25%; 2009: 10% to 25%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his / her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

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

The Group contributes on a monthly basis to housing funds organized by municipal and provincial governments based on certain percentages of the salaries of employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i)	Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is charged to the consolidated income statement.

(ii)	The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to the consolidated income statement.

(c)	Share Appreciation Rights Scheme

On November 30, 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (“the Scheme”).

Under this Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HK$3.92 per unit prior to at December 31, 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H Share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H Share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for SARs was remeasured as at December 31, 2011 of RMB231,000 and a corresponding staff costs of RMB231,000 was recognized during 2011.

47	Segmental reporting

(a)	Business segments

The Group’s network passenger and cargo operations are managed as a single business unit. The Group’s chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimize consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, which is the “airline business”.

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as “all other segments”. Inter-segment sales are based on prices set on an arm’s length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under PRC GAAP. As such, the amount of each material reconciling items from the Group’s reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 47(c).

47	Segmental reporting (continued)

(a)	Business segments (continued)

Information regarding the Group’s reportable segments as provided to the Group’s chief operating decision maker for the purposes of resource allocation and assessment of segment performance for the years ended December 31, 2011, 2010 and 2009 is set out below.

	Airline business			All other segments			Elimination			Unallocated*			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million	million	million	million	million	million	million

Revenue from external Customers	92,274	77,394	55,708	433	394	335	-	-	-	-	-	-	92,707	77,788	56,043
Inter-segment sales	-	-	-	899	861	674	(899)	(861)	(674)	-	-	-	-	-	-

Reportable segment Revenue	92,274	77,394	55,708	1,332	1,255	1,009	(899)	(861)	(674)	-	-	-	92,707	77,788	56,043

Reportable segment profit before taxation	6,105	6,742	27	43	81	56	-	-	-	720	1,275	374	6,868	8,098	457

Reportable segment assets	122,159	108,222		1,909	1,757		(325)	(191)		5,517	1,441		129,260	111,229
Addition to non- current segment assets during the year	23,553	17,188		51	38		-	-		37	5		23,641	17,231

Reportable segment Liabilities	90,667	80,033		1,289	1,168		(335)	(191)		-	-		91,621	81,010

Other segment information

Interest income	174	91	65	5	2	3	-	-	-	-	-	-	179	93	68
Interest expense	1,023	1,222	1,446	44	43	51	-	-	-	-	-	-	1,067	1,265	1,497
Depreciation and amortization for the year	7,617	7,050	5,954	70	83	85	-	-	-	-	-	-	7,687	7,133	6,039
Impairment losses (including impact on property, plant and equipment, allowance for doubtful debts and provision for inventories)	726	220	57	1	-	-	-	-	-	-	-	-	727	220	57

*	Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale securities, other investments and the principal and interest receivables of wealth management products. Unallocated results primarily include the share of results of associates and jointly controlled entities, the interest income on wealth management products, the gain on disposal of a jointly controlled entity classified as held for sale in 2010, and the gain on sale of available-for-sale securities in 2009.

47	Segmental reporting (continued)

(b)	Geographic information

	2011	2010	2009
	RMB million	RMB million	RMB million

Domestic	75,807	63,850	47,645
Hong Kong, Macau and Taiwan	1,958	1,589	1,067
International *	14,942	12,349	7,331
	92,707	77,788	56,043

*	Asian market accounted for approximately 56% (2010: 57%; 2009: 74%) of the Group’s total international traffic revenue for the year ended December 31, 2011. The remaining portion was mainly derived from the Group’s flights to / from Europe and North America regions and Australia.

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is employed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c)	Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies

	Note	2011	2010	2009
		RMB million	RMB million	RMB million
Revenue

Reportable segment revenue		93,606	78,649	56,717
Elimination of inter-segment revenues		(899)	(861)	(674)
Reclassification of items in other operating revenue	(i)	309	664	350
Reclassification of business tax	(ii)	(2,621)	(1,957)	(1,591)
Consolidated revenue		90,395	76,495	54,802

47	Segmental reporting (continued)

(c)	Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (continued)

	Note	2011	2010	2009
		RMB million	RMB million	RMB million
Profit

Reportable segment profit before taxation		6,148	6,823	83
Unallocated amounts		720	1,275	374
Losses on lump sum housing benefits	(iii)	(26)	(26)	(26)
Adjustments arising from business combinations under common control	(iv)	-	(1)	(7)
Capitalization of exchange difference of specific loans	(v)	87	17	3
Government grants	(vi)	1	1	1
Consolidated profit before taxation		6,930	8,089	428

		2011	2010
	Note	RMB million	RMB million

Assets

Reportable segment assets		124,068	109,979
Elimination of inter-segment balances		(325)	(191)
Unallocated amounts		5,517	1,441
Losses on lump sum housing benefits	(iii)	14	40
Capitalization of exchange difference of specific loans	(v)	215	128
Government grants	(vi)	(37)	(38)
Effect of the above adjustments on taxation		(40)	(24)
Consolidated total assets		129,412	111,335

	2011	2010
	RMB million	RMB million
Liabilities

Reportable segment liabilities	91,956	81,201
Elimination of inter-segment balances	(335)	(191)
Effect of the above adjustments on taxation	14	9
Consolidated total liabilities	91,635	81,019

47	Segmental information (continued)

(c)	Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (continued)

Notes:

(i)	In accordance with the PRC GAAP, expired sales in advance of carriage and related taxes are recorded under non-operating income. Under IFRSs, such income is recognized in revenue as other operating income.

(ii)	In accordance with the PRC GAAP, business tax and surcharge is separately disclosed rather than deducted from revenue under IFRSs.

(iii)	In accordance with the PRC GAAP, losses on the lump sum housing benefits are executed by CSAHC are charged to retained profits as of January 1, 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are initially deferred and charged to the consolidated income statement, over the vesting benefit periods stipulated by the relevant contracts.

(iv)	In accordance with the PRC GAAP, business combinations under common control are accounted for by applying the pooling-of-interest method. The assets and liabilities of acquired subsidiaries are recorded at the subsidiaries’ historical amounts. Under IFRSs, purchase accounting is adopted where the assets and liabilities of the acquired subsidiaries are recorded at fair value.

(v)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalized as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognized in the consolidated income statement unless the exchange difference represents an adjustment to interest.

(vi)	In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve”, are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

48	Supplementary information to the consolidated cash flow statements

Non cash transactions - acquisition of aircraft

During the year ended December 31, 2011, aircraft acquired under finance leases amounted to RMB3,390 million (2010: RMB3,056 million; 2009: RMB2,171 million).

49	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk

As at December 31, 2011, the Group’s current liabilities exceeded its current assets by RMB24,928 million. For the year ended December 31, 2011, the Group recorded a net cash inflow from operating activities of RMB12,557 million, a net cash outflow from investing activities of RMB21,957 million and a net cash inflow from financing activities of RMB8,859 million, which in total resulted in a net decrease in cash and cash equivalents of RMB541 million.

In 2012 and thereafter, the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at December 31, 2011, the Group had banking facilities with several PRC banks for providing loan finance up to approximately RMB127,448 million (2010: RMB146,702 million), of which approximately RMB36,414 million (2010: RMB39,173 million) was utilized. The directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2012. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payment of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

As at December 31, 2011, the Group’s bank and other loans, obligations under finance leases, trade payables and amounts due to related companies as disclosed in Notes 33, 34, 35 and 37 respectively, are not materially different from the amount determined based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the financial year). During the year ended December 31, 2011, the Group had forward foreign exchange contracts, of which the outflow amounted to RMB65 million (2010: RMB467 million; 2009: RMB426 million) and inflow amounted to RMB53 million (2010: RMB406 million; 2009: RMB399 million). All forward foreign contracts were fully settled in 2011. As at December 31, 2011, the Group has no outstanding forward foreign exchange contracts.

(b)	Interest rate risk

The interest rates and maturity information of the Group’s bank and other loans and obligations under finance lease are disclosed in Notes 33 and 34 respectively.

At December 31, 2011, it is estimated that a general increase / decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased / increased the Group’s profit after tax and retained profits by approximately RMB245 million (2010: RMB220 million; 2009: would have decreased/increased the Group’s profit after tax and increased/decreased accumulated losses by approximately RMB238 million). Other components of consolidated equity would not be affected (2010 and 2009: Nil, respectively) by the changes in interest rates.

49	Financial risk management and fair values (continued)

(b)	Interest rate risk (continued)

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits/accumulated losses that would arise assuming that the change of interest rates had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the beginning of the financial year. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the financial year, the impact on the Group’s profit after tax and retained profits is estimated as an annualized impact on interest expense or income of such a change in interest rates. The analysis is performed on the same basis for 2010 and 2009.

(c)	Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases (Note 34), bank and other loans (Note 33) and operating lease commitments (Note 50(b)) are denominated in foreign currencies, principally US dollars and Singapore dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. During the year, the Group’s two outstanding forward option contracts were fully settled (2010: Notional amount ranging from USD4 million to USD8 million). The contracts are to buy USD1 million and USD1.5 million respectively (or USD2 million and USD3 million respectively if the spot exchange rate at settlement date is below certain specified strike rates) by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. Both contracts have a knock-out clause where the contracts early terminate upon the exchange rate of Japanese Yen to US dollar reaching a certain knock-out level. For the year ended December 31, 2011, a net gain of approximately RMB13 million (2010: RMB31 million; 2009: RMB72 million) arising from changes in the fair value of these foreign exchange forward option contracts has been recognized in the consolidated income statement.

49	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

The exchange rate of Renminbi to US dollar is set by the PBOC and had fluctuated within a narrow band prior to July 21, 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against the Renminbi.

The following table indicates the instantaneous change in Group’s profit after tax and retained profits/accumulated losses that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the financial year had changed at that date, assuming all other risk variables remained constant.

	2011		2010		2009
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and decrease/(increase) on accumulated losses
		RMB million		RMB million		RMB million

United States Dollars	2%	912	2%	798	2%	764
	(2)%	(912)	(2)%	(798)	(2)%	(764)
Singapore Dollars	2%	8	-	-	-	-
	(2)%	(8)	-	-	-	-

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and retained profits/accumulated losses measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the financial year for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the financial year, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2010 and 2009.

(d)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents and trade receivables.

Substantially all of the Group’s cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transport Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2011, the balance due from BSP agents amounted to RMB923 million (2010: RMB909 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management’s expectations. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables is set out in Note 29.

49	Financial risk management and fair values (continued)

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices and the jet fuel expenses are a significant cost for the Group. A reasonable possible increase or decrease of 10% (2010 and 2009: 10%, respectively) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased / decreased the fuel costs by approximately RMB3,268 million (2010: RMB2,349 million; 2009: RMB1,639 million). The sensitivity analysis indicates the instantaneous change in the Group’s fuel cost that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Fair value

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the end of financial period across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

-	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

-	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

-	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

2011

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	million	million	million	million
Assets
Available-for-sale equity securities:
- Listed	64	-	-	64

49	Financial risk management and fair values (continued)

(f)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

2010

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	million	million	million	million
Assets
Available-for-sale equity securities:
- Listed	80	-	-	80

Liabilities
Derivative financial instruments:
- Foreign exchange forward option contracts	-	13	-	13

During the years ended December 31, 2011 and 2010, there were no significant transfers between instruments in Level 1 and Level 2.

Fair value of available-for-sale securities is based on quoted market prices at the end of the financial year without any deduction for transaction costs.

The fair value of forward exchange contracts is estimated by using Black-Scholes option pricing model, taking into account the terms and conditions of the forward exchange contracts. The major inputs used in estimation process include implied volatility, benchmark interest rates and foreign exchange spot and forward rates, which can be obtained from observable markets.

(ii)	Non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iii)	Amounts due from / to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

(iv)	All other financial instruments, including trade and other receivables, prepaid expenses and other current assets, trade and other payables, are carried at amounts not materially different from their fair values as at December 31, 2011 and December 31, 2010.

50	Commitments

(a)	Capital commitments

Capital commitments outstanding at December 31, 2011 not provided for in the consolidated financial statements were as follows:

	2011	2010
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
- authorized and contracted for	61,250	73,909
Other commitments
- authorized and contracted for	1,534	757
- authorized but not contracted for	2,256	1,949
	3,790	2,706

	65,040	76,615

As at December 31, 2011, the Group placed orders for 180 aircraft and certain flight equipment, which are scheduled for deliveries in 2012 to 2016. Deposits of RMB14,477 million have been made towards the purchase of these aircraft and related equipment. As at December 31, 2011, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	2011	2010
	RMB million	RMB million

2011	-	20,445
2012	19,014	20,033
2013	19,673	15,980
2014	13,328	10,720
2015	8,580	6,731
2016 and afterwards	655	-
	61,250	73,909

As at December 31, 2011, the Group has capital commitments as follows:

	2011	2010
	RMB million	RMB million

Authorized and contracted for
Capital contributions to subsidiary	120	-
Capital contributions for acquisition of interests in associates	119	-
Share of capital commitments of a jointly controlled entity	27	14
	266	14

50	Commitments (continued)

(b)	Operating lease commitments

As at December 31, 2011, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2011	2010
	RMB million	RMB million
Payments due
Within 1 year	4,369	4,068
After 1 year but within 5 years	13,283	13,713
After 5 years	7,487	8,196
	25,139	25,977

51	Contingent liabilities

(a)	The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan and Haikou and other PRC cities. These properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated May 22, 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the properties and buildings.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with its pilot trainees and certain banks whereby, the Company and Xiamen Airlines provided guarantees on personal bank loans amounting up to RMB395 million (2010: RMB250 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2011, an aggregate of personal bank loans of RMB293 million (2010: RMB151 million), under these guarantees, were drawn down from the banks. During the year, the Group has made repayments of RMB4 million (2010: RMB2 million) due to the default of payments of certain pilot trainees.

(c)	The Company received a claim on July 11, 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The claim is still being investigated and the directors are of the opinion that the claim is without merit and the Company has involved its legal advisor to defend the claim and filed a defense to the claimant declining all the claims and made a counter claim for an indemnity of around USD34 million caused by the claimant’s non-execution of the aircraft sale agreement. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

52	Non-adjusting events after the financial year end

(a)	On February 28, 2012, the Company entered into an agreement with the Boeing Company to purchase 10 Boeing 777-300ER aircraft at a predetermined price, which are scheduled for delivery from 2013 to 2016.

(b)	On March 29,2012, the directors proposed a final dividend in respect of the year ended December 31, 2011. Further details are disclosed in Note 18.

53	Comparative figures

As a result of the application of IAS24 (revised 2009), Related party disclosure and Improvements to IFRSs (2010), certain comparative figures have been adjusted to conform to current year’s presentation and to provide comparative amounts in respect of items disclosed in 2011. Further details of these developments are disclosed in Note 3.

54	Immediate and ultimate controlling party

As at December 31, 2011, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

55	Accounting judgments and estimates

The Groups’ financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding provision for early retirement benefits and fair value measurements of financial instruments disclosed in Note 41 and Note 49(f) respectively, the Group believes the following critical accounting policies also involve the most significant judgments and estimates used in the preparation of the consolidated financial statements.

55	Accounting judgments and estimates (continued)

(a)	Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

(b)	Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

56	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2010

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and five new standards which are not yet effective for the year ended December 31, 2011 and which have not been adopted in these consolidated financial statements.

Effective for accounting periods beginning on or after

Amendments to IFRS 7, Financial instruments:
Disclosures – Transfers of financial asset	July 1, 2011
Amendments to IAS 12, Income taxes – Deferred tax:
Recovery of underlying assets	January 1, 2012
Amendments to IAS 1, Presentation of financial statements – Presentation of items of other comprehensive income	July 1, 2012
IFRS 9, Financial instruments	January 1, 2013
IFRS 10, Consolidated financial statements	January 1, 2013
IFRS 11, Joint arrangements	January 1, 2013
IFRS 12, Disclosure of interests in other entities	January 1, 2013
IFRS 13, Fair value measurement	January 1, 2013
IAS 27, Separate financial statements (2011)	January 1, 2013
IAS 28, Investments in associates and joint ventures	January 1, 2013
Revised IAS 19, Employee benefits	January 1, 2013

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s consolidated results of operations and consolidated financial position.

57	Subsidiaries

The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment / operation	Registered capital		Proportion of ownership interest held by the Company	Principal activities

Shantou Airlines Company Limited (a)	PRC	RMB	280,000,000	60%	Airline
Chongqing Airlines Company Limited (a)	PRC	RMB	1,200,000,000	60%	Airline
Zhuhai Airlines Company Limited (a)	PRC	RMB	250,000,000	60%	Airline
Xiamen Airlines (a)	PRC	RMB	3,000,000,000	51%	Airline
Guizhou Airlines Company Limited (a)	PRC	RMB	180,000,000	60%	Airline
Nan Lung International Freight Limited	Hong Kong	HKD	3,270,000	51%	Freight services
Guangzhou Baiyun International Logistic Company Limited (a)	PRC	RMB	50,000,000	61%	Logistics operations
China Southern Airlines Group Air Catering Company Limited (a)	PRC	RMB	10,200,000	100%	Air catering
Guangzhou Nanland Air Catering Company Limited (b)	PRC	RMB	120,000,000	55%	Air catering
Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB	251,332,832	51.84%	Property management
Beijing Southern Airlines Ground Services Company Limited (a)	PRC	RMB	18,000,000	100%	Provision of airport ground services

(a)	These subsidiaries are PRC limited liability companies.

(b)	This subsidiary is Sino-foreign equity joint venture company established in the PRC.

(c)	Certain Group’s subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.
F-82

58	Associates and jointly controlled entities

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2011 are as follows:

Name of company	Place of establishment/ operation	Proportion of ownership interest held by			Proportion of voting rights held by the Group	Principal activities
		Group’s effective interest	The Company	Subsidiaries

GAMECO (a)	PRC	50%	50%	-	50%	Provision of aircraft repair and maintenance services
SA Finance	PRC	33.98%	21.09%	12.89%	33.98%	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39%	39%	-	39%	Airline
Southern Airlines Culture and Media Co., Ltd.	PRC	40%	40%	-	40%	Provision of advertising services
Zhuhai Xiang Yi (a)	PRC	51%	51%	-	50%	Provision of flight simulation services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited (a)	PRC	50%	50%	-	50%	Sales of duty free goods in flight
Flying College (a)	Australia	48.12%	48.12%	-	50%	Pilot training services

(a)	These are jointly controlled entities.

(b)	Certain Group’s jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

