Form 20-F/A
period 2011-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2012-12-21
CIK 1041668

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

☐Yes ☑ No

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the annual report of China Southern Airlines Company Limited (the "Registrant") on Form 20-F for the fiscal year ended December 31, 2011, filed on April 27, 2012 (the “Form 20-F”), is being filed solely to re-file Exhibit 4.3, Exhibit 4.4, Exhibit 4.5, and Exhibit 4.6 originally attached to the Form 20-F.

Each of Exhibit 4.3, Exhibit 4.4, Exhibit 4.5, and Exhibit 4.6 to this Amendment No. 1 supersedes and replaces the corresponding exhibit filed with the Form 20-F.

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Si Xian Min
Name: Si Xian Min

Title: Chairman of the Board of Directors

Date: December 21, 2012

PART III

ITEM 19. EXHIBITS.

Index to Exhibits

Exhibit No.	Description of Exhibit
1.1Õ	Restated and Amended Articles of Association of China Southern Airlines Company Limited

4.1	Form of Director’s Service Agreement (1)

4.2	Form of Non-Executive Director’s Service Agreement (2)

4.3	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on May 9, 2011*†

4.4	Aircraft Acquisition Agreement entered into by and between the Company and Boeing on May 31, 2011*†

4.5	Aircraft Acquisition Agreement entered into by and between the Company and Boeing on February 28, 2012*†

4.6	Supplemental Agreement No.1 to Purchase Agreement Number PA-03600 entered into by and between the Company and Boeing Company on February 28, 2012*†

8.1Õ	Subsidiaries of China Southern Airlines Company Limited

11.1Õ	Code of Ethics (included in Exhibit 4.1)

12.1	Section 302 Certification of President†

12.2	Section 302 Certification of Chief Financial Officer†

13.1	Section 906 Certification of President†

13.2	Section 906 Certification of Chief Financial Officer†

* Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

† Filed herewith.

Õ Filed with the Registrant's Form 20-F (File No. 001-14660) for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 27, 2012.

(1) Incorporated by reference to the Exhibit 4.1 to the Registrant's Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.

(2) Incorporated by reference to the Exhibit 4.2 to the Registrant's Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.