Form 20-F
period 2012-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2013-04-26
CIK 1041668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,022,650,000 A Shares of par value RMB1.00 per share and 2,794,917,000 H Shares of par value RMB1.00 per share.

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

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS		4
INTRODUCTORY NOTE		4
GLOSSARY OF AIRLINE INDUSTRY TERMS		5
PART I		6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.		6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.		6
ITEM 3. KEY INFORMATION.		6
A.	Selected Financial Data.	6
B.	Capitalization and Indebtedness.	8
C.	Reasons for the Offer and Use of Proceeds.	8
D.	Risk Factors.	8
ITEM 4. INFORMATION ON THE COMPANY.		15
A.	History and Development of the Company	15
B.	Business Overview	17
C.	Organizational Structure.	33
D.	Property, Plant and Equipment.	34
ITEM 4A. UNRESOLVED STAFF COMMENTS.		35
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.		35
Critical Accounting Policies		35
Recently Pronounced International Financial Reporting Standards		36
Overview		36
Certain Financial Information and Operating Data by Geographic Region		37
A. Operating Results		38
B. Liquidity and Capital Resources		44
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.		47
A.	Directors, Senior Management and Employees.	47
B.	Compensation.	52
C.	Board Practices.	53
D.	Employees.	54
E.	Share Ownership.	55
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.		56
A.	Major Shareholders.	56
B.	Related Party Transactions.	56
All related party transactions have been approved by Independent Non-executive Directors.		59
C.	Interests of Experts and Counsel.	60
ITEM 8. FINANCIAL INFORMATION.		60
A.	Consolidated Statements and Other Financial Information.	60
B.	Significant Changes.	60
ITEM 9. THE OFFER AND LISTING.		60
A.	Offer and Listing Details.	60
B.	Plan of Distribution.	61
C.	Markets.	61
D.	Selling Shareholders.	61
E.	Dilution.	61
F.	Expenses of the Issue.	60
ITEM 10. ADDITIONAL INFORMATION.		62
A.	Share Capital.	62
B.	Memorandum and Articles of Association.	62
C.	Material Contracts.	65
D.	Exchange Controls.	65
E.	Taxation.	66
F.	Dividends and Paying Agents.	70
G.	Statement by Experts.	70
H.	Documents on Display.	70
I.	Subsidiary Information.	70
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.		70
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.		71
A.	Debt Securities.	71
B.	Warrants and Rights.	71
C.	Other Securities.	72
D.	American Depositary Shares.	72
PART II		72
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.		72

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.		72
A.	Material Modifications to the Instruments Defining the Rights of Security Holders.	72
B.	Material Modifications to the Rights of Registered Securities by Issuing or Modifying any other Class of Securities.	73
C.	Withdrawal or Substitution of a Material Amount of the Assets Securing any Registered Securities.	73
D.	Change of Trustees or Paying Agents for any Registered Securities.	73
E.	Use of Proceeds.	72
ITEM 15. CONTROLS AND PROCEDURES.		73
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.		74
ITEM 16B. CODE OF ETHICS.		74
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES.		75
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE		75
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.		75
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.		75
ITEM 16G. CORPORATE GOVERNANCE.		76
ITEM 16. MINE SAFETY DISCLOSURE.		78
ITEM 17. FINANCIAL STATEMENTS.		78
ITEM 18. FINANCIAL STATEMENTS.		78
ITEM 19. EXHIBITS.		78
Index to Exhibits		78

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

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the “Company”, “we”, “us” and “our” means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, the “Group” means the Company and its consolidated subsidiaries, and “CSAHC” means China Southern Air Holding Company, the Company’s parent company which holds a 53.12% interest in the Company as of April 19, 2013.

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

The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company for the year ended December 31, 2012 (the “Financial Statements”) have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”).

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB6.2855, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2012. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

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

The following tables present selected financial data for the five-year period ended December 31, 2012. The selected consolidated income statement data for the three-year period ended December 31, 2010, 2011 and 2012 and selected consolidated statement of financial position data as of December 31, 2011 and 2012 excluding basic and diluted earnings per ADR, are derived from the audited consolidated financial statements of the Company, including the related notes, included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2008 and 2009 and selected consolidated statement of financial position data as of December 31, 2008, 2009 and 2010 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and “Item 5. Operating and Financial Review and Prospects” which are included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs.

	Year ended December 31,
	2012 US$	2012 RMB	2011 RMB	2010 RMB	2009 RMB	2008 RMB
	(in million, except per share and per ADR data)
Consolidated Income Statement Data:

Operating revenue	15,832	99,514	90,395	76,495	54,802	55,288
Operating expenses	(15,254)	(95,877)	(87,063)	(70,689)	(55,355)	(61,771)
Operating profit/(loss)	811	5,099	4,353	6,282	1,436	(5,650)
Profit/(loss) before taxation	754	4,738	6,930	8,089	428	(4,728)
Profit/(loss) for the year	602	3,784	6,090	6,412	524	(4,789)
Profit/(loss) attributable to:
Equity shareholders of the Company	417	2,619	5,110	5,792	327	(4,826)
Non-controlling interests	185	1,165	980	620	197	37
Basic and diluted earnings/(loss) per share	0.04	0.27	0.52	0.70	0.05	(0.74)
Basic and diluted earnings/(loss) per ADR(1)	2.12	13.34	26.02	34.83	2.31	(36.78)

(1) Basic and diluted earnings/(loss) per share have been computed by dividing profit/(loss) attributable to equity shareholders of the Company by the weighted average number of shares in issue. Basic and diluted earnings/(loss) per ADR have been computed as if all of our issued or potential ordinary shares, including domestic shares and H shares, are represented by ADRs during each of the years presented. Each ADR represents 50 shares.

	Year ended December 31,
	2012 US$	2012 RMB	2011 RMB	2010 RMB	2009 RMB	2008 RMB
	(in million)
Consolidated Statement of Financial Position Data:

Cash and cash equivalents	1,604	10,082	9,863	10,404	4,343	4,649
Other current assets	1,067	6,705	9,622	5,455	4,785	4,599
Asset classified as held for sale	-	-	-	-	529	-
Property, plant and equipment, net	15,916	100,040	87,711	80,214	63,673	53,237
Total assets	22,664	142,454	129,412	111,335	94,856	83,151
Bank and other loans, including long-term bank and other loans due within one year	3,484	21,899	18,789	9,324	17,452	22,178
Short-term financing bills	-	-	-	-	-	2,000
Obligations under capital leases due within one year	397	2,494	1,784	1,654	1,431	1,781
Bank and other loans, excluding balance due within one year	4,804	30,196	29,037	31,876	27,875	17,429
Obligations under capital leases, excluding balance due within one year	3,082	19,371	14,053	12,776	11,887	11,157
Total equity	6,322	39,734	37,777	30,316	13,368	9,588
Number of shares (in million)	9,818	9,818	9,818	9,818	8,003	6,561

Selected Operating Data

The operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the statistical standards, which have been implemented by the Group since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2012	2011	2010	2009	2008
Capacity
ASK (million)	169,569	151,064	140,498	123,441	112,767
ATK (million)	23,065	20,795	19,140	15,446	14,276
Kilometers flown (thousand)	1,052,495	939,233	872,899	746,133	686,236
Hours flown (thousand)	1,681	1,507	1,392	1,195	1,106
Number of landing and take-offs	757,022	702,264	686,223	616,296	556,914
Traffic
RPK (million)	135,535	122,344	111,328	93,002	83,184
RTK (million)	16,160	14,461	13,104	10,067	9,200
Passengers carried (thousand)	86,485	80,677	76,456	66,281	58,237
Cargo and mail carried (tons)	1,232,000	1,135,000	1,117,000	862,000	835,000
Load Factors
Passenger load factor (RPK/ASK) (%)	79.9	81.0	79.2	75.3	73.8
Overall load factor (RTK/ATK) (%)	70.1	69.5	68.5	65.2	64.4
Breakeven load factor (%)	69.9	69.4	65.3	68.1	73.8
Yield
Yield per RPK (RMB)	0.66	0.67	0.62	0.54	0.61
Yield per cargo and mail ton kilometers (RMB)	1.59	1.61	1.70	1.63	1.96
Yield per RTK (RMB)	5.95	6.03	5.66	5.26	5.86
Fleet
— Boeing	243	223	208	194	179
— Airbus	225	208	191	157	133
— McDonnell Douglas	-	-	12	16	25
— Others	23	13	11	11	11
Total aircraft in service at period end	491	444	422	378	348
Overall utilization rate (hours per day)	9.8	9.8	9.6	9.4	9.1

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

Period	Period End	Average (1) (RMB per US$)	High	Low
Annual Exchange Rate

2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
October 2012	6.2877	6.2372
November 2012	6.2454	6.2221
December 2012	6.2502	6.2251
January 2013	6.2303	6.2134
February 2013	6.2438	6.2213
March 2013	6.2246	6.2105
April 2013 (up to April 12, 2013)	6.2078	6.1914

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Risks Relating to our Business

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADRs, H Shares and A Shares.

Major Chinese airlines are wholly- or majority-owned either by the Chinese government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese government, holds and exercises the rights of ownership of 53.12% of the equity of the Company. In addition, CSAHC also has the right to subscribe up to 487,804,878 A shares at RMB4.1 each pursuant to the A Share Subscription Agreement dated June 11, 2012. As of the date of this annual report, the proposed transaction is pending for the approval of CSRC. The interests of the Chinese government in the Company and in other Chinese airlines may conflict with the interests of the holders of the ADRs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in the Company. In addition, the Company may accept further capital injection from CSAHC through non-public subscriptions, which may have dilutive impact for other holders of ADRs, H Shares and A Shares.

Due to high degree of operating leverage and high fixed costs, a decrease in revenues of the Group could result in a disproportionately higher decrease in its profit for the year. The results of the Group’s operations are also significantly exposed to fluctuations in foreign exchange rates.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in its profit for the year. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly by fluctuations in the Renminbi-U.S. dollar exchange rate. Net exchange gain decreased by RMB2,488 million, from RMB2,755 million in 2011 to RMB267 million in 2012 mainly attributable to the exchange gain arising from translation and settlement of bank and other loans balances and finance lease obligations denominated in U.S. dollars, which was mainly because the exchange rate of Renminbi to U.S. dollar appreciated significantly in 2011 while remained stable in 2012.

The Group has significant committed capital expenditures in the next three years, but may face challenges and difficulties as it seeks to maintain liquidity.

We have a substantial amount of debt, lease and other obligations, and will continue to have a substantial amount of debt, lease and other obligations in the future. As of December 31, 2012, the Group’s current liabilities exceeded its current assets by RMB31,944 million. The Group generally maintains sound operating cash flow. However, our substantial indebtedness and other obligations may in the future negatively impact our liquidity. In addition, the Group has significant committed capital expenditures in the next three years, due to aircraft acquisitions. In 2012 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. Moreover, the Group may not be able to meet its debt obligations as they fall due and commit future capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. In particular, our ability to obtain adequate external funding may be impacted by the economic stagnation globally. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2012, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB173,162 million, of which approximately RMB60,369 million was utilized. Our directors believe that sufficient financing will be available to the Group in 2013. However there can be no assurance that such loan financing will be available on terms acceptable to the Group or at all.

CSAHC will continue to be our controlling shareholder, and its interests may conflict with those of the Group. CSAHC and certain of its affiliates will continue to provide certain important services to the Group. Any disruption of the provision of services by CSAHC or its affiliates could affect the Group’s operations and financial conditions.

CSAHC will continue to be the controlling shareholder of the Company. CSAHC and certain of its affiliates will continue to provide certain important services to the Group, including the import and export of aircraft spare parts and other flight equipment, advertising services, provision of air ticket selling services, property management services, leasing of properties and financial services, and repair, overhaul and maintenance services on jet engines. The interests of CSAHC may conflict with those of the Group. In addition, any disruption of the provision of services by CSAHC’s affiliates or a default by CSAHC of its obligations owed to the Group could affect the Group’s operations and financial conditions. In particular, as part of its cash management system, the Group periodically places certain amount of demand deposits after independent shareholders’ approval with SA Finance, a PRC authorized financial institution controlled by CSAHC and an associate of the Company. The Group has taken certain measures to monitor the fund flows between itself and SA Finance and the placement of funds by SA Finance. Such monitoring measures may help to enhance the safety of the Group’s deposits with SA Finance. In addition, we have received a letter of undertakings from CSAHC dated March 31, 2009, in which, among other things, CSAHC warranted that the Group’s deposits and loans with SA Finance were definitely secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with the business of SA Finance over which the Group does not have control. As of December 31, 2011 and 2012, the Group had deposits of RMB2,493 million and RMB2,307 million, respectively, with SA Finance.

Both international and domestic economic fluctuations and Chinese government’s macroeconomic controls affect the demand for air travel, which will in turn cause volatility to the Group’s business and results of our operations.

Both international and domestic economic fluctuations and Chinese macroeconomic controls affect the demand for air travel. For example, the demand for air travel significantly decreased during the past few years as result of the U.S. subprime crisis and European debt crisis. In addition, the continuing global economic slowdown may have a negative effect on the growth rate of the Chinese economy. Chinese macroeconomic controls, taken to counteract such slowdown, such as financing adjustments, credit adjustments, price controls and exchange rate policies, would present unexpected changes to the aviation industry. As a result, the changing economic situation and Chinese macroeconomic controls may cause volatility to the Group’s business and results of our operations.

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

The outbreak of the H1N1 swine flu in March 2009 has had an adverse impact on the aviation industry globally (including the Group). The spread of the swine flu adversely affected the Group’s international routes operations in 2009. Recently there have been over 100 cases of reported infection of H7N9 bird flu in China. Even though there is no indication of human-to-human transmission yet, if H7N9 bird flu spreads further in China and other countries of the world, our regional and domestic route operations and therefore our results of operation will be materially adversely affected. If there were another outbreak of a disease that affects travel behavior in the future, it could have a material adverse impact on us.

In 2011, a number of large-scale natural disasters occurred globally, such as the nuclear meltdown in Japan caused by earthquakes and subsequent tsunami, the hurricane on the East Coast of the United States, the flooding in Thailand and the typhoon in the Philippines. Disasters such as these can affect the aviation industry and the Group by reducing revenues and impacting travel behavior.

Lack of adequate documentation for land use rights and ownership of buildings subjects us to challenges and claims by third parties with respect to the Company’s use of such land and buildings.

Although systems for registration and transfer of land use rights and related real property interests in China have been implemented, such systems do not yet comprehensively account for all land and related property interests. The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan, Haikou and other PRC cities. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a result, the lease agreements between CSAHC and the Company for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. Lack of adequate documentation for land use rights and ownership of buildings subjects the Company to challenges and claims by third parties with respect to the Company’s use of such land and buildings.

As of the date of this Annual Report, we had been occupying all of the land and buildings described above without challenge or claim by third parties. However, if any challenges to the property ownership or other claims are successful, our operation and business may be materially adversely affected. CSAHC has agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain land and buildings.

Any discontinuity or disruption in the direct flight arrangement between Taiwan and Mainland China may negatively affect the Group's results.

The policy restraint on direct flights between Taiwan and Mainland China has been further loosen in the past few years. As of April 19, 2013, there were 616 cross-Strait direct passenger flights per week. The Company was the first Chinese carrier to operate non-stop flights from Mainland China to Taiwan and as a result has benefited from the operation of such flights. However, given the cross-Strait flight arrangement is subject to the political relationship between Taiwan and Mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement, and therefore may have a material adverse impact on the Group's results.

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could adversely affect the Company and the airline industry as a whole. The travel industry continues to face on-going security concerns and cost burdens.

The aviation industry as a whole has been beset with high-profile terrorist attacks, most notably the attack on September 11, 2001 in the United States. Terrorist attacks could also affect the aviation industry in China. Airlines in China have experienced several incidents of terrorist attacks or threats recently. For example, on March 7, 2008, on a China Southern Airlines flight boarding in Urumqi, crew members discovered a terrorist suspect. On July 14, 2010, a passenger jet en route from Urumqi to Guangzhou was forced to make an emergency landing after receiving an anonymous call claiming there was a bomb on the aircraft. On June 29, 2012, there was an attempted hijacking on a passenger flight operated by Tianjin Airlines between Hotan and Urumqi in China's Xinjiang region. CAAC has enhanced security measures, but the effectiveness of such measures cannot be ascertained. Additional terrorist attacks, even if not made directly on the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings or selective cancellation or redirection of flights) could materially and adversely affect the Company and the aviation industry. Potential impacts that terrorist attacks could have on the Company include substantial flight disruption costs caused by grounding of fleet, significant increase in security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significant decrease in traffic measured in revenue passenger kilometer. Additionally, increasingly strict security measures make air travel a hassle in the eyes of some consumers. These factors can have an uncertain impact on the development of the aviation industry.

We may suffer losses in the event of an accident involving our aircraft or the aircraft of any other airline.

An accident involving one of our aircraft could require repair or replacement of a damaged aircraft, and result in its consequential temporary or permanent loss from service and/or significant liability to injured passengers and others. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amounts of such coverage may not be adequate to fully cover the costs related to the accident or incident, which could result in harm to our results of operations and financial condition. In addition, any aircraft accident, even if fully insured, could cause a public perception that we are not as safe or reliable as other airlines, which would harm our competitive position and result in a decrease in our operating revenues. Moreover, a major accident involving the aircraft of any of our competitors may cause demand for air travel to decrease in general, which would adversely affect our results of operations and financial condition.

The Group could be adversely affected by a failure or disruption of our computer, communications or other technology systems.

The Group is increasingly dependent on technology to operate its business. In particular, to enhance its management of flight operations, the Group launched the computerized flight operations control system in May 1999. The system utilizes advanced computer and telecommunications technology to manage the Group’s flights on a centralized, real-time basis. The Group believes that the system will enhance the efficiency of flight schedule, increase the utilization of aircraft and improve the coordination of the Group’s aircraft maintenance and ground servicing functions. However, the computer and communications systems on which we rely could be disrupted due to various factors, some of which are beyond our control, including natural disasters, power failures, terrorist attacks, equipment failures, software failures and computer viruses and hackers. The Group has taken certain steps to reduce the risk of some of these potential disruptions. There can be no assurance, however, that the measures we have taken are adequate to prevent or remedy disruptions or failures of those systems. Any substantial or repeated failure of those systems could adversely affect our operations and customer services, result in the loss of important data, loss of revenues, and increased costs, and generally harm our business. Moreover, a failure of certain of our vital systems could limit our ability to operate our flights for an extended period of time, which would have a material adverse effect on our operations and our business.

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

Since 2011, pursuant to the Basic Standard for Enterprise Internal Control jointly issued by the Ministry of Finance, China Securities Regulatory Commission (“CSRC”) and other three PRC authorities on May 22, 2008, and its application guidelines and other relevant regulations issued subsequently (collectively, “PRC internal control requirements”) , the Company has carried out a self-assessment of the effectiveness of its internal control and issue a self-assessment report annually in accordance with the PRC internal control requirements, and the Company’s auditor for its PRC GAAP financial statements (the “PRC Auditor”) is required to report on the effectiveness of the Company’s internal control over financial reporting.

However, our independent registered public accounting firm or PRC Auditor may not be satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed. Our independent registered public accounting firm or PRC Auditor may also interpret the requirements, rules and regulations differently, and reach a different conclusion regarding the effectiveness of our internal control over financial reporting. Although our management have concluded that our internal control over financial reporting as of December 31, 2012 was effective, we may discover deficiencies in the course of our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, as required under the above mentioned rules and regulations. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

The Company could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The Company believes that it was not a PFIC for the taxable year 2012. However, there can be no assurance that we will not be a PFIC for the taxable year 2013 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

The Company will be classified as a PFIC in any taxable year if either: (1) the average value during the taxable year of its assets that produce passive income, or are held for the production of passive income, is at least 50% of the average value of its total assets for such taxable year (the “Asset Test”) or (2) 75% or more of its gross income for the taxable year is passive income (such as certain dividends, interest or royalties) (the “Income Test”). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or as being held for the production of passive income and (2) the average values of the Company’s passive and total assets is calculated based on its market capitalization.

If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess distributions” the Company makes regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution”. An “excess distribution” would be either (1) the excess amount of a distribution with respect to ADRs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADRs, or (2) 100% of the gain from the disposition of ADRs. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10, “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company”.

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

The Group’s ability to implement its business strategy will continue to be affected by regulations and policies issued or implemented by relevant government agencies, particularly CAAC, which encompasses substantially all aspects of the Chinese commercial aviation industry, such as the approval of route allocation, the administration of certain airport operations and air traffic control. Such regulations and policies limit the flexibility of the Group to respond to market conditions, competition or changes in the Group’s cost structure. The implementation of specific government policies could from time to time adversely affect the Group’s operations.

The Group’s results may be negatively impacted by the fluctuation in domestic prices for jet fuel, and we would be adversely affected by disruptions in the supply of fuel.

The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel cost for 2012 accounted for 68.4% of its flight operations expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports) must be purchased from the exclusive providers, CAOSC and Bluesky Oil Supplies Company, which are supervised by the CAAC. Chinese airlines may also purchase jet fuel at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines.

Domestic prices for jet fuel has experienced fluctuations in the past few years. The Group’s profit for the year may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control. For more information on the jet fuel prices, please see “ Item 4, Information on the Company - Business Overview - Jet Fuel” section below for further discussion.

In summary, given the constant fluctuation of volatile fuel price, no assurance can be given that the Group’s operation and financial results will not be negatively impacted by the fluctuation in domestic prices for jet fuel.

In addition, China has experienced jet fuel shortages. On some rare occasions prior to 1993, the Group had to delay or even cancel flights. Although such shortages have not materially affected the Group’s operations since 1993, there can be no assurance that such a shortage will not occur in the future. If such a shortage occurs in the future to the extent that the Group has to delay or cancel flights due to fuel shortage, its operational reputation among passengers as well as its operations may suffer.

In 2012, a reasonable possible increase or decrease of 10% in jet fuel price with volume of fuel consumed and all other variables held constant, would have increased or decreased the Group’s annual fuel costs by approximately RMB3,740 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

The Group’s profit for the year may suffer from an unexpected volatility caused by any fluctuation in the level of fuel surcharges.

The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demand as well as the Group’s ability to generate profits. On January 14, 2009, the NDRC and the CAAC jointly announced the collection of passenger fuel surcharge for domestic routes should be suspended from January 15, 2009 onwards. Subsequently, in response to the increase in international fuel prices, the NDRC and CAAC issued a notice on November 11, 2009 to introduce a new pricing mechanism of fuel surcharge that links it with airlines’ jet fuel costs, which was further adjusted subsequently. We cannot guarantee that fuel surcharges would not be adjusted further in the future or adjusted in our favor. If fuel surcharges are not adjusted in correspondence to the increase in jet fuel, our profit for the year may be materially adversely affected.

The Group’s results of operations are subject to seasonality.

The Group’s operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for the Group’s flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, the Group’s airline revenue is generally higher in the second and third quarters than in the first and fourth quarters. As a result, the Group’s results may fluctuate from season to season.

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

The Group faces varying degrees of competition on its regional routes from certain Chinese airlines and Cathay Pacific Airways, Dragonair and Air Macau, and on its international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than the Group. In addition, the public’s perception of the safety and service records of Chinese airlines could adversely affect the Group’s ability to compete against its regional and international competitors. Many of the Group’s international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of the Group, or engage in promotional activities, which may enhance their ability to attract international passengers.

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

The PRC government is aggressively implementing the expansion of its high-speed rail network, which will provide train services at a speed of up to 300km per hour connecting major cities such as Beijing, Shanghai, Wuhan, Qingdao, Guangzhou, Dalian and Hong Kong. In December 2012, the Beijing-Guangzhou and Harbin-Dalian High-Speed Railways commenced operation, the expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular routes below 800km. The construction of all railways in China’s “Four Longitudinal and one Horizontal” high-speed railway network is expected to complete in October 2013. We expect it will bring further negative impact on the domestic aviation industry. Increased competition and pricing pressures from railway service may have a material adverse effect on our financial condition and results of operations.

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

Starting on January 1, 2012, aviation sector will be included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of greenhouse gas emissions. Airline operators in the EU will receive tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB 100 million) worth of CO2 emissions allowances from other greener industries. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant government authorities, the major airlines are prohibited from joining the ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items by adducing this reason. On November 12, 2012 , EU announced to temporarily suspend the implementation of the ETS in the aviation sector in 2013 in order to forge a positive negotiation environment for all parties. A new globally recognized implementation proposal is expected to be reached in October 2013. There can be no assurance that the new implementation proposal will not have negative impact on our financial condition and result of operation.

We may utilize fuel hedging arrangements which may result in losses.

While we have not entered into any fuel hedging transactions since the fourth quarter of 2008, we have obtained the approval from the board and may in the future consider to hedge a portion of our future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, where we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs.

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

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under leases, bank and other loans and operating lease commitment are denominated in foreign currencies, principally U.S. dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by SAFE, or subject to certain restrictive conditions, entering into foreign exchange forward option contracts with authorized banks. However, SAFE may limit or eliminate the Group’s ability to purchase and retain foreign currencies in the future. In addition, foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. No assurance can be given that the Group will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

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

Pursuant to Cai Shui [2012] No. 71 jointly issued by the PRC Ministry of Finance (“MoF”) and the State Administration of Taxation (“SAT”) on July 31, 2012, the pilot program regarding the transition from business tax to Value Added Tax (“VAT”) was launched in certain provinces since November 1, 2012, including Guangdong and Fujian. Under this pilot program, the traffic revenue and the other revenues, including ground service income, cargo handling income and others, generated in locations that fall into the scope of this pilot program are subjected to VAT levied at rates of 17%, 11% or 6% from November 1, 2012; while the revenue generated in other locations continue to be subject to business tax at applicable tax rates.

The PRC new tax law may have negative tax impact on holders of H Shares or ADRs of the Company, by requiring the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise.

The new tax law generally provides for a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

For individuals, Chinese tax law generally provides that an individual who receives dividends from the Company is subject to a 20% income tax. A 50% reduction of taxable income is granted by Chinese tax law for an individual receiving dividends from a listed company on Shanghai Stock Exchange or Shenzhen Stock Exchange. As a result, the effective tax rate for dividends received by A Share individual holders is 10% in 2012. Dividend received by any foreign individual that holds overseas shares in Chinese enterprise is generally subject to individual income tax at a flat rate of 20%, subject to exemption or reduction by an applicable double-taxation treaty.

Our investors in the U.S. who rely on our auditor’s audit reports currently do not have the benefit of PCAOB oversight.

Under the Sarbanes-Oxley Act of 2002, the Public Company Accounting Oversight Board, or PCAOB, has the authority and is required to conduct continuing inspections of registered public accounting firms that provide audit services to public companies subject to the reporting requirements of the SEC. Our external auditor is registered with the PCAOB and is subject to inspections by the PCAOB. However, the PCAOB is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work is located in China, such as our registered public accounting firm’s audit work relating to our operations in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through such inspections.

ITEM 4. INFORMATION ON THE COMPANY.

A.	History and Development of the Company

We were incorporated under PRC laws on March 25, 1995 as a joint stock company with limited liability under the name of China Southern Airlines Company Limited. The address of our principal place of business is 278 Ji Chang Road, Guangzhou, People’s Republic of China 510405. Our telephone number is +86 20 8612 4462 and our website is www.csair.com.

In July 1997, we issued 1,174,178,000 H Shares, par value RMB1.00 per share, and completed the listing of the H Shares on the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the ADRs representing our H shares on the New York Stock Exchange.

On March 13, 2003, we obtained an approval certificate from the Ministry of Commerce to change to a permanent limited company with foreign investments and on October 17, 2003 obtained a business license for its new status, as a permanent limited company with foreign investments issued by the State Administration of Industry and Commerce of the People’s Republic of China.

In July 2003, we issued 1,000,000,000 A Shares, par value RMB1.00 per share, and completed the listing of the A shares on the Shanghai Stock Exchange.

Pursuant to a sale and purchase agreement dated November 12, 2004 between the Company, CSAHC, China Northern Airlines (“CNA”) and Xinjiang Airlines (“XJA”), which was approved by our shareholders in an extraordinary general meeting held on December 31, 2004, we acquired the airline operations and certain related assets of CNA and XJA with effect from December 31, 2004 at a total consideration of RMB1,959 million.

On May 30, 2007, we, together with an independent third party, established Chongqing Airlines Company Limited (“Chongqing Airlines”). As of December 31, 2012, the Company had transferred four aircraft to Chongqing Airlines as capital contribution. We own a total of 60% equity interest in Chongqing Airlines.

On August 14, 2007, we acquired a 51% equity interest in Nan Lung International Freight Limited beneficially owned by and registered in the name of Nan Lung Travel & Express (Hong Kong) Limited, and a 100% equity interest in China Southern Airlines Group Air Catering Company Limited, both a wholly owned subsidiary of CSAHC, for a total consideration of RMB112 million.

In December 2008, we acquired a 26% equity interest in China Southern West Australian Flying College Pty Ltd. (“Flying College”) from CSAHC, and Flying College became a 91% owned subsidiary of the Company.

In June 2009, we acquired a 50% equity interest in Beijing Southern Airlines Ground Services Company Limited (“Beijing Ground Service”) from the other shareholder, and Beijing Ground Service became a wholly-owned subsidiary of the Company.

On September 28, 2009, we entered into an agreement with CSAHC to sell our 50% equity interest in MTU Maintenance Zhuhai Co., Ltd (“Zhuhai MTU”), a jointly controlled entity of the Company, to CSAHC at a consideration of RMB1,607,850,000. The transfer was completed in February 2010.

On June 2, 2010, a third party company injected capital to Flying College, which diluted the Company’s interest in Flying College from 91% to 48.12%. Flying College became a jointly controlled entity of the Company since then. The retained non-controlling equity interest in Flying College is re-measured to its fair value at the date when control was lost and a gain on deemed disposal of a subsidiary of RMB17 million was recorded in 2010.

In December 2010, we entered into an agreement with Xiamen Jianfa Group Co., Ltd. and Hebei Aviation Investment Group Corporation Limited (“Hebei Investment”), pursuant to which Hebei Investment agreed to inject a cash capital of RMB1,460 million into Xiamen Airlines Company Limited (“Xiamen Airlines”). In March 2011, the capital injection was received in full and the Company’s equity interest in Xiamen Airlines was diluted from 60% to 51%. Xiamen Airlines remains a subsidiary of the Company.

On June 29, 2012 , Xiamen Airlines, a subsidiary of the Company and Southern Airlines Culture and Media Co., Ltd. (“SACM”) entered into an agreement, pursuant to which Xiamen Airlines agreed to sell and SACM agreed to purchase 51% equity interests in Xiamen Airlines Media Co., Ltd.(“XAMC”), at a consideration of approximately RMB 43.12 million. Immediate prior to the transaction, XAMC was wholly owned by Xiamen Airlines and primarily engaged in providing advertising, corporate branding, publicity and exhibition services and was responsible for the overall brand building and publicity of Xiamen Airlines.

Aircraft Acquisitions

Pursuant to an aircraft acquisition agreement dated April 18, 2008 between Xiamen Airlines and the Boeing Company (“Boeing”), Xiamen Airlines will acquire 20 Boeing B737 series aircraft from Boeing. According to the information provided by Boeing, the aggregate catalogue price for those aircraft including the airframe and engines is around US$1.5 billion. The aggregate consideration for the acquisition will be partly payable in cash by Xiamen Airlines, and partly through financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from April 2014 to October 2015.

Pursuant to an A320 Series Aircraft Purchase Agreement dated January 20, 2010 between the Company and Airbus SNC, we will acquire 20 Airbus 320 series aircraft from Airbus SNC. According to the information provided by Airbus SNC, the catalogue price of an Airbus 320 aircraft, including airframe and engines, is around US$76.9 million. The aggregate consideration for the acquisition will be partly payable in cash and partly through financing arrangements with banking institutions. The Airbus aircraft will be delivered in stages to the Company from 2011 to 2013.

On September 30, 2010, Xiamen Airlines entered into a supplemental agreement with Boeing to purchase additional 10 Boeing B737 series aircraft. The aggregate catalogue price for those aircraft, including airframe and engines, is around US$699 million. According to the information provided by Boeing, the aggregate consideration for the acquisition will be partly payable in cash by Xiamen Airlines, and partly through financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2015 to October 2016.

On November 4, 2010, we entered into an A320 series aircraft purchase agreement and an A330-300 aircraft purchase agreement with Airbus S.A.S. to purchase 30 Airbus A320 series aircraft and six Airbus A330 series aircraft. According to the information provided by Airbus S.A.S., the catalogue price of six Airbus A330 series aircraft and 30 Airbus A320 series aircraft, including airframe and engines, is US$1.205 billion and US$2.575 billion, respectively. The aggregate consideration for the acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The six Airbus A330 aircraft will be delivered in stages to the Company during the period commencing from 2013 to 2014 and the 30 Airbus A320 series aircraft will be delivered in stages to the Company during the period commencing from 2012 to 2015.

On May 31, 2011, we entered into an aircraft acquisition agreement with Boeing to purchase six Boeing B777F freighters. According to the information provided by Boeing, the catalogue price of six Boeing B777F aircraft, including airframe and engines, is US$1,584 million. The aggregate consideration for the Acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The six Boeing B777F freighters will be delivered in stages to us during the period commencing from 2013 to 2015.

On May 9, 2011, Xiamen Airlines entered into an aircraft acquisition agreement to purchase six Boeing B787 series aircraft. According to the information provided by Boeing, the aggregate catalogue price, including airframe and engines, for the six Boeing B787 series aircraft is US$1,098 million. The aggregate consideration for the acquisition will be partly payable in cash and partly through financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2014 to 2015.

On February 28, 2012, we entered into an agreement with the Boeing Company to purchase 10 Boeing 777-300ER aircraft. According to the information provided by Boeing, the catalogue price of one Boeing B777-300ER aircraft, including airframe and engines, is around US$298 million. The aggregate consideration for the acquisition will be partly payable in cash and partly through financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to the Company during the period from 2014 to 2016.

On August 3, 2012, Xiamen Airlines entered into an agreement with Boeing to purchase 40 Boeing B737 series aircraft from Boeing. The aggregate catalogue price of the 40 Boeing B737 series aircraft is US$3.36 billion. The aggregate consideration for the acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2016 to 2019.

On December 5, 2012, we entered into the Airbus aircraft acquisition agreement with Airbus S.A.S. to purchase 10 Airbus A330-300 aircraft. The catalogue price of one Airbus A330-300 aircraft is US$188 million. The aggregate consideration for the acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The Airbus aircraft will be delivered in stages to the Company during the period commencing from 2014 to 2016.

Capital Expenditure

The Group had RMB23,911 million, RMB23,428 million and RMB17,082 million capital expenditures in 2012, 2011 and 2010, respectively. Of such capital expenditures in 2012, RMB8,178 million was financed by capital leases, RMB15,418 million was financed by bank borrowings while the remaining RMB315 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations.

B.	Business Overview

General

The Group provides commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics from the CAAC, the Group is one of the largest Chinese airlines and, as of the year end of 2012, ranked first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2012, the Group’s RPKs increased at a compound annual growth rate of 10.3% from 111,328 million in 2010 to 122,344 million in 2011, and 135,535 million in 2012 while its capacity, measured in terms of ASKs, increased at a compound annual growth rate of 9.9%, from 140,498 million in 2010 to 151,064 million in 2011 and 169,569 million in 2012. In 2012, the Group carried 86.48 million passengers and had passenger revenue of RMB89,544 million (US$14,246 million).

The Group conducts a portion of its airline operations through its airline subsidiaries namely Xiamen Airlines, Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”) and Chongqing Airlines Company Limited (“Chongqing Airlines”) (collectively, the “Airline Subsidiaries”). In 2012, the Airline Subsidiaries carried 24.64 million passengers and had passenger revenue of RMB22,240 million (US$3,538 million) and accounted for 28% and 25% of the Group’s passengers carried and passenger revenue, respectively.

The Group also provides air cargo and mail services. The cargo and mail revenue of the Group increased by 13.8% to RMB6,556 million (US$1,043 million) in 2012 as compared with that of 2011. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.

As of December 31, 2012, the Group operated 758 routes, of which 608 were domestic, 110 were international and 40 were regional. The Group operates the most extensive domestic route network among all Chinese airlines. Its route network covers commercial centers and rapidly developing economic regions in Mainland China.

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

In December 2005, we established a branch company in Beijing and have added wide-body airplanes to our operation base in Beijing, with the view to expanding our Beijing aviation business and building another main hub there in addition to our Guangzhou base. The establishment of Guangzhou and Beijing hubs will facilitate strategic refinement and enhancement of our route network operations, putting us in a better position to explore and seize the opportunities in the aviation market.

The Group’s operations primarily focus on the domestic market. In addition, the Group also operates regional routes and international flights. As of December 31, 2012, the Group had 40 regional routes and 110 international routes. The Group’s regional operations include flights between destinations in Mainland China, Hong Kong, Macau and Taiwan. The Group’s international operations include scheduled services to cities in Australia, Austria, Bangladesh, United Kingdom, Burma, Cambodia, Canada, Dutch, France, Georgia, German, India, Indonesia, Japan, Kazakhstan, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Saudi, Singapore, South Korea, Tajikistan, Thailand, Turkey, Turkmenistan, United Arab Emirates (UAE), United States of American (USA), Vietnam and other destinations.

After joining Skyteam Alliance, the Group has established a network reaching over 1000 destinations globally, connecting 187 countries and regions and covering major cities around the world.

As of December 31, 2012, the Group had a fleet of 491 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 320 series, 330, 380 etc. The average age of the Group’s registered aircraft was 6.32 years as of December 31,2012.

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

CSAHC was restructured in 1994 and 1995 in anticipation of our initial public offering. The restructuring was effective through the establishment of the Company and the execution of the De-merger Agreement on March 25, 1995 by and between CSAHC and the Company. Upon the restructuring, the Company assumed substantially the entire airline and airline-related businesses, assets and liabilities of CSAHC, and CSAHC retained its non-airline-related businesses, assets and liabilities. All interests, rights, duties and obligations of CSAHC, whenever created or accrued, were divided between the Company and CSAHC based on the businesses, assets and liabilities assumed by each of them under the De-merger Agreement. Under the De-merger Agreement, CSAHC agreed not to conduct or participate or hold any interest in, either directly or indirectly, any business, activity or entity in or outside China that competes or is likely to compete with the commercial interests of the Group, although CSAHC may continue to hold and control its affiliates existing on the date of the De-merger Agreement and may continue to operate the businesses of such associates. Under the De-merger Agreement, CSAHC and the Company also agreed to indemnify each other against any losses, claims, damage, debts or expenses arising out of or in connection with the restructuring. As of the date of this Annual Report, no indemnity has been provided by either CSAHC or us.

In July 1997, we completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB1.00 per share, and the listing of the H Shares on the Hong Kong Stock Exchange and ADRs on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of our issued and outstanding shares of capital stock, consisting of 2,200,000,000 non-tradable domestic shares (“Domestic Shares”), par value RMB1.00 per share, were owned by CSAHC, which owned and exercised, on behalf of the Chinese government and under the supervision of the CAAC, the rights of ownership of such Domestic Shares. After giving effect to the private placement and the initial public offering, CSAHC maintained its ownership of the 2,200,000,000 Domestic Shares (representing approximately 65.2% of the total share capital of the Company), and became entitled to elect all the directors of the Company and to control the management and policies of the Group. The Domestic Shares and H Shares are both ordinary shares of the Company.

In July 2003, we issued 1,000,000,000 A Shares, par value of RMB1.00 per share, and listed these shares on the Shanghai Stock Exchange. Subsequent to the issuance of the A Shares, the shareholding of CSAHC in the Company was reduced from 65.2% to 50.30%.

Share Reform Scheme

Pursuant to relevant PRC laws, we launched the share reform scheme in May 2007, whereby all the 2,200,000,000 non-tradable Domestic Shares held by CSAHC would be converted into tradable A Shares. Upon the completion of such scheme on June 20, 2008, all the non-tradable Domestic Shares have been successfully converted into tradable A Shares, subject to the restriction that CSAHC shall not transfer or trade these shares within 36 months after the commencement date of the share reform scheme (which is June 18, 2007).

Bonus Shares Issue by Conversion of Share Premium

On June 25, 2008, our shareholders approved issuance of bonus shares by way of conversion of share premium, and on August 14, 2008, the Ministry of Commerce approved the bonus share issue. The issue has been effected by conversion of share premium on the basis of 5 new shares, credited as fully paid, for every 10 existing shares. Upon the completion of the bonus share issue, which is based on 4,374,178,000 shares in issue as of December 31, 2007, the number of paid up shares has increased by 2,187,089,000 shares to 6,561,267,000 shares.

Non-Public Subscriptions

On December 10, 2008, we entered into an A Shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue 721,150,000 new A Shares for a consideration of RMB2,278,834,000, equivalent to the subscription price of RMB3.16 per new A Share. Separately and on the same date, the Company and Nan Lung (a wholly-owned subsidiary of CSAHC) entered into an H Shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue 721,150,000 new H Shares for a consideration of RMB721,150,000, equivalent to the subscription price of RMB1.00 (equivalent to approximately HK$1.13) per new H Share. The subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H Shares on February 26, 2009. On June 3, 2009, we received the formal approval from CSRC for the proposed non-public issue of H Shares. On August 14, 2009, we received the formal approval from CSRC for the proposed non-public issue of A Shares. The issuance of 721,150,000 new A Shares to CSAHC and 721,150,000 new H Shares to Nan Lung were completed on August 20, 2009 and August 21, 2009, respectively.

On March 8, 2010, our board approved the placement of up to 1,766,780,000 new A shares to not more than 10 specific investors including CSAHC and the placement of not more than 312,500,000 new H shares to Nan Lung, a wholly-owned subsidiary of CSAHC. On the same date, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share. In addition, the Company and Nan Lung entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HKD2.73 per H share. The above placement and subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H shares on April 30, 2010. On September 8, 2010, we received the formal approval from CSRC for the proposed non-public issuance of H Shares. On September 15, 2010, we received the formal approval from CSRC for the proposed non-public issue of A Shares. In November 2010, we completed the placements of 1,501,500,000 new A shares and 312,500,000 H shares, among which 123,900,000 new A shares were issued to CSAHC at the subscription price of RMB6.66 per share, and 312,500,000 H shares were issued to Nan Lung at the subscription price of HKD2.73 per share.

On June 11, 2012, we entered into an A Shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and we conditionally agreed to allot and issue up to 487,804,878 A Shares for a consideration of not more than RMB2 billion, equivalent to the subscription price of approximately RMB4.1 per new A Share. The subscription agreement was approved in the Extraordinary General Meeting on August 3, 2012. As of the date of this Annual Report, the proposed transaction is pending for the approval of CSRC.

Issuance of Short-term Financing Bills and Medium Term Notes

On April 18, 2008, our Board approved the proposed issuance of short-term financing bills in the principal amount of up to RMB4 billion in the PRC, and the submission of this proposal to the annual general meeting for the shareholders’ approval. On June 25, 2008, our shareholders approved such proposed bill issuance at the annual general meeting for the year 2007. We believed that the bill issuance would provide a further source of funding at an interest rate which was expected to be lower than that for loans from commercial banks, lower the financing cost of borrowings for us, and was in the interests of us and our shareholders as a whole. The Company received the acceptance from National Association of Financial Market Institutional Investors to register the Company’s short-term financing bills in the amount of RMB3.5 billion for a period up to September 10, 2010. The bills were jointly underwritten by China CITIC Bank Cooperation Limited and Bank of China Limited. In October 2008, we issued short-term financing bills with total face value of RMB2 billion with a bearing coupon interest rate at 4.7% and a maturity period of one year for funding of the business activities of the Company.

On May 28, 2008, the Board approved the proposed issuance of medium term notes by the Company in the principal amount of up to RMB1.5 billion and the submission of such proposal to the shareholders for their consideration and approval. On June 25, 2008, shareholders of the Company approved such notes issuance at the annual general meeting for the year 2007. The Company believed that the notes issue would provide a further source of medium to long term funding at an interest rate lower than the best lending rate for loans from commercial banks, lower the finance costs of borrowings for us and improve our debt structure. As of the date of this Annual Report, We have not issued any medium term notes, even though it has been approved by the Board and shareholders.

In order to capitalize on opportunities in the market and improve the flexibility and efficiency of financing, on June 25, 2012, the Board resolved to obtain a general and unconditional mandate from shareholders to issue potential debt financing instruments, in one or multiple tranches, within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations. On the extraordinary general meeting held on August 10, 2012, shareholders approved the authorization given to the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranches, debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations. According to the resolution, on October 31, 2012, the Board approved to apply to National Association of Financial Market Institutional Investors for registration to issue, in one or multiple tranches, ultra-short-term financing bills with an aggregate principal amount of to RMB10 billion, according to its capital needs and the market conditions. The Company has completed the issuance of the first tranche of ultra-short-term financing bills on February 8, 2013. The total issuance amount of the first tranche financing bills was RMB0.5 billion, with a maturity period of 180 days, a par value per unit of RMB100 and a nominal interest rate of 3.9%.

Traffic

The following table sets forth certain statistical information with respect to the Group’s passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail arrived (tons)		Total traffic (tons kilometers)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in thousands)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2010	76.46	15.4	1,117.0	29.6	13,104.0	30.2
2011	80.68	5.5	1,135.0	1.6	14,461.0	10.4
2012	86.48	7.2	1,232.0	8.5	16,160.0	11.7

Route Network

Overview

The Group operates the most extensive route network among all Chinese airlines. As of December 31, 2012, the Group operated 758 routes consisting of 608 domestic routes, 40 regional routes and 110 international routes.

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

In order to expand the Group’s international route network, the Group has entered into code-sharing agreements with several international airlines, including Delta Airlines, Air France, KLM Royal Dutch Airlines, Asiana Airlines, Korean Air, Japan Airlines Company Limited, Vietnam Airlines, Garuda Indonesian, Malaysian Airline, Kenya Airways, Pakistan International Airlines, Aeroflot-Russian Airlines, Czech Airlines, China Eastern Airlines, China Airlines, Mandarin Airlines. Under the code-sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by the Group to passengers using the Group’s codes. Similarly, the Group is permitted to sell tickets for the other participating airlines using its “CZ” code. The code-sharing agreements help increase the number of the Group’s international sales outlets. After joining Skyteam Alliance, the Group has further established a network reaching over 1000 destinations globally, connecting 187 countries of regions and covering major cities around the world.

Route Bases

In addition to its main route bases in Guangzhou and Beijing, the Group maintains regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Urumqi, Haikou, Zhuhai, Xiamen, Shanghai, Xi’an, Fuzhou, Nanning, Guilin, Shantou, Guiyang, Chongqing and Sanya. Most of its regional route bases are located in provincial capitals or major commercial centers in the PRC.

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

Domestic Routes

The Group’s domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2012, the Group’s most profitable domestic routes were between: Guangzhou-Beijing, Beijing-Guangzhou, Shenzhen-Beijing, Fuzhou-Beijing, Beijing-Shenzhen, Shanghai-Guangzhou, Guangzhou-Shanghai, Xiamen-Beijing, Urumqi-Beijing, and Beijing-Urumqi.

Regional Routes

The Group offers scheduled service between Hong Kong and Guangzhou, Shenyang, Wuyishan, Zhangjiajie, Changchun, Yinchuan, Xiamen, Shantou, Beijing, Guilin, Meixian, Haikou, Wuhan, Zhengzhou, Nanning, Changsha, Sanya and Hohhot; between Macau and Hangzhou, Xiamen and Tianjin; and between Taipei and Guangzhou, Shanghai, Fuzhou, Hangzhou, Xiamen, Shenyang, Changsha, Wuhan, Dalian, Guilin, Harbin, Guiyang, Zhengzhou and Shenzhen. In 2012, the most profitable scheduled regional routes were between: Taipei-Shanghai, Xiamen-Hong Kong, Shanghai-Taipei, Xiamen-Taipei, Taipei-Guangzhou, Fuzhou-Taipei, Guangzhou-Taipei, Hong Kong-Beijing, Changchun-Guangzhou-Hong Kong, and Hong Kong-Wuhan.

In 2012, the Group conducted a total of 16,031 flights on its regional routes, accounting for approximately 23.4% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in Mainland China according to CAAC statistics.

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Other than that, travelers between Taiwan and China had to make use of intermediate stops in Hong Kong or elsewhere. Since July, 2008, however, the ban on direct flights was further liberalized to allow direct charter flights on weekends. We were the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, the Mainland China and Taiwan agreed to have regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 19, 2013, there were 616 cross-Strait direct passenger flights a week.

In order to further strengthen its presence in Taiwan, the Company entered into a memorandum of cooperation with China Airlines on June 23, 2008, which is the largest carrier in Taiwan in terms of route network. Based on the memorandum, the scope of cooperation between the parties will cover passenger and cargo carrying, maintenance, and ground handling services.

International Routes

The Group is the principal Chinese airline serving Southeast Asian destinations, including Singapore and major cities in Bangladesh, Indonesia, Thailand, Malaysia, Philippines, Vietnam, Myanmar and Cambodia.

In addition, the Group also provides scheduled services to cities in Australia, Austria, Canada, France, Germany, Georgia, India, Japan, Kazakhstan, Korea, Kyrgyzstan, Maldives, Nepal, Netherlands, Nigeria, New Zealand, Pakistan, Russia, Saudi Arabia, Tajikistan, Turkmenistan, Turkey , UAE , UK and USA.

After joining Skyteam Alliance, the Group has established a network reaching over 1000 destinations globally, connecting 187 countries of regions and covering major cities around the world.

In 2012, the Group’s most profitable international routes were: Tianjin-Xiamen-Singapore, Beijing-Guangzhou-Phnom Penh, Guangzhou-Beijing-Amsterdam, Guangzhou-Sydney, Guangzhou-Los Angeles, Phnom Penh-Guangzhou-Beijing, Singapore-Guangzhou-Shenyang, Guangzhou-Tokyo, Beijing-Guangzhou-Hanoi, Shenyang-Guangzhou-Singapore.

Aircraft Fleet

The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient and old aircraft. As of December 31, 2012, the Group operated a fleet of 491 aircraft with an average age of 6.32 years. Most aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Among all the aircraft, 265 aircraft operated by the Group are leased pursuant to various types of leasing arrangements. Please see the table below for an analysis of our aircraft in terms of average age and average passenger capacity.

Model	Number of Aircraft	Average Age (years)	Average Passenger Capacity
Boeing 777-200A	4	16.52	373
Boeing 777-200B	6	14.20	282
Boeing 757-200	19	15.04	192/197/204
Boeing 747-400F	2	10.43	n/a
Boeing 737-800	131	4.60	160/163/170
Boeing 737-700	54	6.95	120/128/138
Boeing 737-300	21	18.48	137/145
Boeing 777-200F	6	2.42	n/a
Airbus 319-100	44	6.32	121
Airbus 380-800	4	0.85	506
Airbus 320-200	94	5.71	151/156
Airbus 321-200	59	4.88	178/182
Airbus 330-200	16	3.65	216/256
Airbus 330-300	8	4.55	283
EMB190	17	0.87	98
EMB145	6	8.24	50
Total	491	6.32

In 2012, the Group continued to expand and modernize its aircraft fleet. During the year, the Group (i) took scheduled delivery of forty-four aircraft, including ten A320-200 aircraft, two A321-200 aircraft, two A380 aircraft, three A330-200 aircraft, four B737-700 aircraft and twenty-three B737-800 aircraft; (ii) took scheduled delivery of ten EMB190 aircraft under operating leases; (iii) returned three aircraft under operating leases upon expiry, including two B757-200 aircraft and one B737-300 aircraft; (iv) disposed four aircraft, including three B737-300 aircraft and one B737-800 aircraft; (v) exercised the purchase options stipulated in the aircraft finance lease agreements and two A321-200 aircraft were reclassified as owned aircraft from finance leased aircraft.

In February 2012, we entered into an agreement with the Boeing Company for the acquisition of ten Boeing B777-300ER aircraft. In August 2012, Xiamen Airlines, our subsidiary, entered into an agreement with the Boeing Company for the acquisition of 40 Boeing B737 series aircraft. In December 2012, we entered into an agreement with Airbus S.A.S. for the acquisition of ten Airbus A330-300 aircraft. Aircraft under these acquisition agreements are scheduled for delivery during the period from 2014 to 2019.

Aircraft Financing Arrangements

Overview

A significant portion of the Group’s aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to eleven years. As of December 31, 2012, 97 of the Group’s 491 aircraft were operated under capital leases, 168 were operated under operating leases, 226 were either owned aircraft financed by long-term mortgage loans, or acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made through acquisition by bank loans and the Group’s own funds, and pursuant to operating leases or capital leases. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2012, the number of aircraft operated by the Group pursuant to capital and operating leases and the remaining terms, of such leases.

	Capital Lease	Operating Lease	Average Remaining Lease Term
Model	Year	Year	Year
Boeing 777-200A and 777-200B	0	4	0.10
Boeing 737-700	12	15	2.91
Boeing 737-800	22	47	5.36
Boeing 737-300	0	3	0.30
Boeing 777F	2	0	7.02
Airbus 319-100	6	30	3.30
Airbus 380-800	1	0	11.32
Airbus 320-200	32	22	7.48
Airbus 321-200	11	20	7.32
Airbus 330-200	11	2	8.03
Airbus 330-300	0	8	7.81
EMB190	0	17	7.24
Total	97	168

Capital leases

The majority of the capital leases in respect to aircraft and related equipment have terms of ten to twelve years expiring during the years 2015 to 2024. As of December 31, 2012, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB24,596 million. The Group’s capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

As of December 31, 2012, the Group’s aggregate future minimum lease payments required under its operating leases were RMB22,161 million. As of the year end of 2012, the Group’s operating leases had original terms generally ranging from five to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to eleven years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

For capital leases or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to withhold PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 0% to 11.6% of the lease payments, or in certain cases, the interest components of such payments for capital lease. The PRC withholding tax payable in respect of the lease arrangements amounting RMB182 million, RMB172 million and RMB318 million during 2012, 2011 and 2010 respectively, has been included as part of the lease charges.

Aircraft Flight Equipment

The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. The Group had 79 and 74 spare jet engines for its fleet as of the year end of 2012 and 2011, respectively. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for the Group’s aircraft are generally handled by Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

A major part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), an entity jointly controlled by the Company, Hutchison Whampoa (“Hutchison”) and South China International Aircraft Engineering Company Limited, consistent with the Group’s strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China having been certified as a repair station by both the CAAC and the Federal Aviation Administration. In March 1998, GAMECO received an approval certificate from the United Kingdom Civil Aviation Authority for the repair and maintenance of aircraft and aircraft engines.

The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capacity include overhaul of more than 70% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. GAMECO also provides line maintenance services to other 10 Chinese airlines and 23 international airlines. GAMECO provides heavy maintenance services to 7 other Chinese airlines and 12 international airlines. Our agreement with GAMECO usually has a term of one year.

Overhauls of jet engines are performed by Zhuhai MTU, a former jointly controlled entity of the Company and MTU Aero Engines GmbH, and also by overseas qualified service providers in Germany, Malaysia, Canada and Poland. On September 28, 2009, the Company entered into an agreement with CSAHC to sell its 50% equity interest in Zhuhai MTU to CSAHC at a consideration of RMB1,607,850,000. The transfer was completed in February 2010.

The amounts incurred by the Group for comprehensive maintenance services provided by GAMECO and Zhuhai MTU were RMB2,298 million, RMB2,018 million and RMB1,742 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Safety

The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. For minor “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below what is prescribed by the CAAC. For example, the Company’s “Accident Signs Per Ten Thousands Hours Ratio” was 0.036, 0, and 0.008 in 2012, 2011 and 2010, respectively. In comparison, CAAC’s published maximum acceptable Accident Signs Per Ten Thousands Hours Ratio was 0.5, 0.5 and 0.5 in 2012, 2011 and 2010, respectively. This ratio is defined as the occurrence of one incident for every 10,000 hours of flight time. In 2012, the Group strengthened its flight safety management on the internal and external safety requirements. In 2008, the Group received the “Five-Star Flight Safety Award” from CAAC, making it the first in the aviation industry to receive such a great honor. Subsequently in 2012, we were awarded the "Safe Flight Diamond Award" by CAAC due to our 10,000,000 safety flight hours record, also the first in the aviation industry to receive such a great honor. By December 31, 2012, the Company’s continuous safe flight span totaled to 10.37 million hours.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs accounted for 39.0%, 37.5% and 33.2% of the Group’s operating expenses for the years ended December 31, 2012, 2011 and 2010, respectively. Like all Chinese airlines, the Group is generally required by the Chinese government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994. In 2007 through the first half of 2008, the crude oil prices in the international market reached historic highs. In response to the pressure imposed by such soaring prices, on November 1, 2007 and June 20, 2008, respectively, NDRC increased the domestic price for jet fuel. Thereafter, in order to reduce fuel cost pressure faced by Chinese airlines, NDRC approved reductions in domestic prices for jet fuel in 2008 and 2009. However, starting from February 2009, the crude oil price in the international market continued to increase and maintained at a high level in 2012. As a result, the domestic price for jet fuel has increased significantly from RMB4,020 per ton on May 19, 2009 to RMB7,926 per ton on October 1, 2012. Our jet fuel costs increased from RMB32,675 million in 2011 to RMB37,401 million in 2012 as a result of an increase of flights and an increase in average jet fuel price of 0.9%.

In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 12% and 11% of the Group’s total jet fuel consumption in 2012 and 2011, respectively.

Fuel Surcharge

The NDRC has lowered the rate of fuel surcharge from 0.00002691 per km to 0.00002541 per km, starting from April 1, 2012 and ending on March 31, 2013. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB4,140 per ton, the airlines are allowed to charge RMB0.00002541 per km for the flight distance. The Group’s profit for the year may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control.

Flight Operations

Flight operations for the Group’s flights originating in Guangzhou are managed by our flight operations and marketing divisions, which are responsible for formulating flight plans and schedules consistent with route and flight approvals received from the CAAC. The Company’s flight operations center in Guangzhou is responsible for the on-site administration of flights, including the dispatch and coordination of flights, deployment of aircraft, ground services and crew staffing. In addition, each of the Airline Subsidiaries maintains flight operations centers at all servicing airports for on-site administration of their flights. Our general dispatch offices are responsible for monitoring conditions of the Group’s route network, administering the Group’s flight plans, collecting and monitoring navigation data and analyzing and monitoring airport conditions.

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

Training of Pilots and Flight Attendants

The Group believes that its pilot training program, which was established in cooperation with the CAAC affiliated Beijing University of Aeronautics and Aviation (the “BUAA”), has significantly improved the quality of the training received by the Group’s pilots and has helped maintain the quality of the Group’s staff of pilots at a level consistent with the expansion of operations called for by the Group’s business strategy.

In the Group’s pilot training program, trainees have two years of theoretical training at the BUAA. After successful completion of academic and physical examinations, the trainees receive flight training for a period of approximately 20 months at the Flying College, a company that is 48.12% owned by the Company, 4.76% owned by CSAHC and 47.12% owned by a third party shareholder. Each trainee at the Flying College is required to fly at least 250 hours before being awarded a flight certificate. Graduates of the BUAA and the Flying College are hired by the Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for the Group’s trainee pilots is approximately four years. The Group has about 2,128 trainees as of April 19, 2013 about 450 trainees are expected to graduate by the end of 2013.

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

The Group’s pilots are required to be licensed by the CAAC, which requires an annual proficiency check. The Group’s pilots attend courses in simulator training twice annually and in emergency survival training once annually. The Group also conducts regular advanced training courses for captains and captain candidates. Pilots advance in rank based on number of hours flown, types of aircraft flown and their performance history.

The Group funded the training of its recruited pilots in previous years and, as a result, incurred significant costs over the years. Recently, there has been a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change will not only cut down the Group’s training expenses significantly, but also ensures the long-term dedicated service of the pilots. Starting from 2007, the Group began to recruit pilots under the self-sponsored training arrangement. On December 5, 2007, August 27, 2008, August 27, 2009, August 26, 2010 and September 9, 2011, the Board approved the Company to provide a guarantee with joint liability for the loans incurred under the self-sponsored pilot training program in an aggregate amount of RMB90,858,000, not more than RMB213,600,000, not more than RMB184,750,000, not more than RMB179,269,600 and not more than RMB83,850,000, respectively. On December 29, 2009, Xiamen Airlines, 51% owned subsidiary of the Company agreed to provide a guarantee with joint liability for the loans incurred under the partial self-sponsored pilot training program in an aggregate amount of not more than RMB100 million up to December 31, 2012. As of December 31, 2012, the Group has provided guarantees with joint liability for the loans of such self-sponsored pilots in an aggregate amount of RMB581,000,000, under which an aggregate of personal bank loans of RMB398,000,000 were drawn down from the banks. For the year ended December 31, 2012, the Group made repayments of RMB3,000,000 due to the default of payments of certain pilot trainees.

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

Ground Services

The Group makes arrangements with airport authorities, other airlines or ground services companies for substantially all ground facilities, including jet-ways, waiting areas, ticket counters and support services buildings, at each airport that it serves. The Group pays landing, parking and other fees to such airports, including Guangzhou Baiyun International Airport (the “Guangzhou Baiyun Airport”). At domestic airports, such fees are generally determined by the CAAC.

At Guangzhou Baiyun Airport, the Group operates its own passenger check-in, cargo, mail and baggage handling, aircraft maintenance and cleaning services. The Group also provides such services to its customer airlines that operate in Guangzhou Baiyun Airport.

Ground services at the airports, such as those in Shenzhen, Changsha, Wuhan, Zhengzhou, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Shantou, Guiyang, Shenyang, Harbin, Dalian, Changcun, Sanya, Nanning, Chongqing, Shanghai Hongqiao, Shanghai Pudong and Urumqi, are operated directly by the Group. Ground services at the airport in Beijing have been primarily provided by Beijing Ground Service, which became a wholly-own subsidiary of the Company in June 2009. Ground services at other airports in China are provided to the Group by local airport authorities or local airlines pursuant to various service agreements. Ground services and other services at airports outside China are provided to the Group by foreign services providers pursuant to various service agreements with such parties. All such agreements of the Group are short-term and otherwise on terms that are customary in the industry.

Air Catering

We own a 55% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”). Nanland provides in-flight meals, snacks, drinks and related services for all of the Group’s flights originating in Guangzhou and substantially all other flights departing from Guangzhou Baiyun Airport. The Group contracts with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry.

In order to optimize assets structure, tighten cost control, reduce the number of connected transactions and enhance the independence of operations in the long-run, the Company acquired a 100% equity interest in China Southern Airlines Group Air Catering Company Limited (“SAG Air Catering”) on August 31, 2007 from CSAHC. SAG Air Catering provides in-flight meals for flights of the Company originating or stopping at domestic airports, mainly in northern China and Xinjiang regions.

Cargo and Mail

The Group also provides air cargo and mail services. A significant portion of these services are combined with passenger flights services. Currently, the Group has two Boeing 747 freighters and six Boeing 777 freighters, mainly servicing eight international cargo routes, Shanghai to Amsterdam, Frankfurt, Vienna, Los Angeles, Chicago, Anchorage, Vancouver, Osaka and Guangzhou to Amsterdam and Los Angeles, Chongqing to Amsterdam, and Qingdao to Los Angeles. The Group conducts its cargo business primarily through its cargo hubs in Guangzhou and Shanghai.

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

The Group’s ticket sales and reservations are conducted by or through independent sales agents and the Group’s own network of exclusive sales offices as well as the CAAC’s sales offices and CSAHC’s affiliates. The Group has sales offices in Guangzhou and its other route bases. In addition, the Group maintains regional sales offices in other cities in China, including Beijing and Shanghai. The Group maintains international sales offices in Almaty, Amsterdam, Ashkhabad, Auckland, Baku, Bangkok, Bishkek, Brisbane, Busan, Chicago, Daegu, Daejeon, Delhi, Dubai (Sharjah), Dushanbe, Frankfurt, Fukuoka, Hanoi, Hiroshima, Ho Chi Minh City, Irkutsk, Islamabad, Jakarta, Jeddah, Kathmandu, Khabarovsk, Khudzhand, Kitakyushu, Kuala Lumpur, London, Los Angeles, Manila, Melbourne, Moscow, Nagoga, Niigata, Novosibirsk, Oakland, Osaka, Osh, Paris, Penang, Perth, Phnom Penh, Phuket, Sapporo, Sendai, Seoul, Siem Reap, Singapore, Sydney, Tashkent, Tehran, Tokyo, Toyama, Tbilisi, Vancouver, Vladivostok, Vienna and Yangon.

The Group has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2012, approximately 15% of all ticket sales for the Group’s scheduled flights were made by the Group’s network of sales offices and CSAHC’s affiliates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents a commission of 5%-6% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2012, independent sales agents accounted for approximately 85% of the Group’s ticket sales for its scheduled flights.

Substantially all of the Group’s sales offices and agents in China are linked electronically to the CAAC’s computerized ticketing and reservations system, which is in turn linked to all domestic airlines for flights throughout China. The Group has also entered into membership agreements with several international reservation systems, including ABACUS in Southeast Asia, SABRE and GALILEO in the United States, AMADEUS in Europe and INFINI in Japan. These systems facilitate reservations and sales of tickets for the Group’s international flights. In 2008, the Group further improved and optimized its online sales network, and launched Tencent sales counters in cooperation with Tencent Technology Limited, thus expanded the consumer sales network of the Group. Meanwhile, the Group upgraded and reconstructed the SMS platform, which provide SMS information services on mileage, flight schedule, flight status and air ticket price, and launched the “95539” services hotlines.

Cargo

The Group’s cargo and mail services are promoted through its own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, the Group employs a number of cargo agents in the Pearl River Delta region. The Group generally pays such agents a commission of 3%-4% of the relevant cargo freight rate for domestic and international services.

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

To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club” and the “Xiamen Airlines’ Egret Card Frequent Flyer Program”. By the end of 2012, the Group had approximately 18,190,000 members (including those of Xiamen Airlines) under these programs.

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

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 19, 2013, there were 616 cross-Strait direct passenger flights a week.

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

Air Fare Pricing Policy

Pursuant to “Pricing Reform of Domestic Civil Aviation” as approved by the State Council of the PRC effective on April 20, 2004, prices on domestic routes now fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through a local price bureau, the government now provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform. The CAAC and NDRC issued a notice on April 13, 2010, effective on June 1, 2010, pursuant to which, airlines may set first-class and business-class airfares freely in accordance with market prices, subject to relevant PRC laws. The economy-class airfares remain to be subject to the predetermined range.

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

Acquisition of Aircraft and Flight Equipment

If a Chinese airline plans to acquire an aircraft, the airline must first seek approval from the CAAC and NDRC. The airline must, as a condition of approval, provide specific acquisition plans, which are subject to modification by the CAAC and NDRC. If the CAAC and NDRC approve an aircraft acquisition, the airline negotiates the terms of the acquisition with the manufacturer together with China Aviation Suppliers Import and Export Corporation (“CASC”), an entity controlled by CAAC, because CASC possesses the license required to import or export aircraft, and CASC receives a commission in respect thereof. Most Chinese airlines are also required to acquire their aircraft engines, spare parts and other flight equipment through CASC. The Company and a few other Chinese airlines are permitted to import jet engines and other flight equipment for their own use without the participation of CASC. In the case of the Company, SAIETC acts as its import agent and receives an agency fee for its services.

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

Noise and Environmental Regulation

All airlines in China must comply with the noise and environmental regulations of the PRC State Environmental Protection Agency. Applicable regulations of the CAAC permit Chinese airports to refuse to grant take-off and landing rights to any aircraft that does not comply with noise regulations.

Chinese Airport Policy

The CAAC supervises and regulates all civilian airports in China. The local government of the PRC manages the administration of most civilian airports in China. Airports in China are also subject to regulation and ongoing review by the CAAC, which determines take-off and landing charges, as well as charges for the use of airports and airport services.

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

In the Chinese aviation industry, the three dominant airlines are the Group, Air China Limited (the “Air China”) and China Eastern Airlines Corporation Limited (the “China Eastern Airlines”). In 2012, these three airlines together controlled approximately 69.8% of the commercial aviation market in China as measured by passengers carried.

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

The Group expects that competition in China’s commercial aviation industry will continue to be intense. The Group will also face increasing competition from alternative means of transport, such as highway and rail, as China’s transportation infrastructure improves. In particular, the so-called “Four Longitudinal and One Horizontal” high-speed railways have brought negative impact to the domestic commercial aviation sector.

In June 2011, the Beijing-Shanghai High-Speed Railway commenced operation. We currently have only one daily flight on the Beijing-Shanghai aviation route. The opening of the Beijing-Shanghai High-Speed Railway has had a little direct impact on us. The aviation routes along the way, in particular, short-haul routes have experienced a greater loss of customers, but such losses are within our expectations and have had minimal impact on the entire industry. In December 2012, the Beijing-Guangzhou and Harbin-Dalian High-Speed Railways commenced operation and the construction of all railways in China's “Four Longitudinal and One Horizontal” high-speed railway network is expected to complete in October 2013. We expect it will bring further negative impact on the domestic aviation industry.

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

The Group believes that it possesses certain competitive advantages as compared to other Chinese airlines. The Group has the most extensive route network and the largest number of regional route bases among Chinese airlines, which the Group believes places it in a favorable position in the route allocation process. The Group also has the largest aircraft fleet among all Chinese airlines, which, together with the Group’s planned aircraft acquisitions, will permit the Group to expand its operations and to improve the deployment of the aircraft in its fleet. The Group also believes that its dominant presence in the populous and economically developed southern and central regions of China provides it with a competitive advantage in attracting new customers and that its fully integrated flight training, aircraft and engine maintenance and air catering operations enable it to achieve and maintain high quality service to its customers. In light of increasing competition from high speed trains, the Group intends to place more flight fleet to the international routes, where the Group will make an effort for a stronger market position. The Group also believes that its optimized route network, increased operational efficiency and improved service quality will attract more customers. The proposed cooperation between the Company and the high speed trains operators will also enable the Group to render a seamless air-ground service to customers which will bring a win-win situation for both the Group and the high speed trains operators.

According to CAAC statistics, the following table sets forth the Group’s market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated.

	Passenger Carried				Cargo and Mail Carried (tons)				Total Traffic (tons kilometers)
Year	Industry Total (in millions)		Group’s Share (% of total)		Industry Total (in thousands)		Group’s Share (% of total)		Industry Total (in billions)		Group’s Share (% of total)
2008	192.5		30.3		4,076		20.5		37.7		24.4
2009	230.5		28.8		4,455		19.3		42.7		23.6
2010	267.7		28.6		5,630		19.8		53.8		24.3
2011	292.2		27.6		5,528		20.5		57.3		25.2
2012	319.0	(1)	27.1	(1)	5,416	(1)	22.7	(1)	60.8	(1)	26.6	(1)

(1) The numbers of market shares in 2012 originate from CAAC’s preliminary report and may be subject to changes and thus differ from the final CAAC statistics.

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

The following table sets forth the Group’s market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China in 2012 according to passenger volume data from CAAC statistics.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Beijing	17.24%	11.4%	17.31%
Guangzhou	51.38%	30.17%	51.74%
Shanghai Pudong	8.83%	7.38%	9.77%
Shanghai Hongqiao	13.18%	18.05%	13.61%
Shenzhen	27.97%	16.06%	26.11%
Chengdu	12.59%	11.62%	12.41%
Kunming	15.33%	18.83%	14.60%
Xi’an	16.12%	20.59%	16.65%
Hangzhou	31.98%	24.19%	31.38%
Chongqing	24.68%	24.22%	25.92%

The following table sets forth the Group’s market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above) in 2012 according to passenger volume data from CAAC statistics.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (%of total)
Wuhan	38.85%	44.74%	35.36%
Changsha	39.35%	52.76%	39.64%
Haikou	25.66%	29.16%	23.90%
Sanya	27.18%	33.20%	27.30%
Zhengzhou	47.12%	37.56%	45.05%
Guilin	37.66%	49.55%	38.46%
Nanning	32.68%	39.84%	30.45%
Zhang Jia Jie	26.27%	30.42%	28.67%

Regional Routes

In 2012, the Group conducted a total of 16,031 flights on its regional routes, accounting for approximately 23.4% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China. The Group faces less competition on regional routes than that on domestic and international, and earns higher operating margin. Air China, Eastern Airlines, Air Macau, Dragon Air and Cathay Pacific Airways compete with the Group in the regional traffic markets.

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

In Southeast Asian routes, our competitors mainly include Thai Airways International, Singapore Airlines, Malaysian Airlines System, Air China and China Eastern Airlines. In European routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific Airways and Lufthansa German Airlines. In U.S. routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific Airways and United Airlines. In Australian routes, our competitors include Air China, China Eastern Airlines, Cathay Pacific Airways and Quantas Airways. The Group competes in the international market primarily on the basis of safety, price, timeliness and convenience of scheduling.

Airline Subsidiaries

The Airline Subsidiaries are joint ventures established by the Company and local companies in the provinces or special economic zones where the Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2012, the Company owns a 51% or 60% equity interest in each of the Airline Subsidiaries.

As of December 31, 2012, Xiamen Airlines operated under its own “MF” code with a fleet of 86 aircraft on 130 domestic routes, 5 international routes and 13 regional routes. In 2012, Xiamen Airlines carried a total of about 16.84 million passengers, or approximately 19.5% of the passengers carried by the Group in that year, and had RMB15,761 million in traffic revenue

As of December 31, 2012, Shantou Airlines operated under the Group’s “CZ” code with a fleet of 11 aircraft. In 2012, under the centralized allocation of flight routes of the Group, Shantou Airlines carried a total of about 2.54 million passengers, or 2.9% of the passengers carried by the Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2012 was RMB2,235 million.

As of December 31, 2012, Chongqing Airlines operated under the “OQ” code with a fleet of nine aircraft. In 2012, under the centralized allocation of flight routes of the Group, Chongqing Airlines carried a total of about 1.87 million passengers, or 2.2% of the total number of passengers carried by the Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2012 was RMB1,521 million.

As of December 31, 2012, Zhuhai Airlines operated under the “CZ” code with a fleet of six aircraft. In 2012, under the centralized allocation of flight routes of the Group, Zhuhai Airlines carried a total of about 1.17 million passengers, or approximately 1.4% of the total number of passengers carried by the Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2012 was RMB1,172 million.

As of December 31, 2012, Guizhou Airlines operated under the “CZ” code with a fleet of 12 aircraft. In 2012, under the centralized allocation of flight routes of the Group, Guizhou Airlines carried a total of about 2.22 million passengers, or approximately 2.6% of the total number of passengers carried by the Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB2,115 million for the year ended December 31, 2012.

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

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$63,639) per passenger. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. The Group believes that it maintains adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which the Group is subject to.

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

We own various trademarks and trade names related to our business. The names “China Southern” and “China Southern Airlines” contain Chinese words of common usage and are therefore not eligible for registration as trade names under current Chinese law. The kapok logo is a trademark registered in China and recorded with the International Air Transport Association (“IATA”), the rights to which are owned by CSAHC. The Company and CSAHC have entered into a trademark license agreement (the “Trademark License Agreement”), pursuant to which CSAHC has licensed to the Group the right to use the names “China Southern” and “China Southern Airlines” in both English and Chinese and granted the Company a 10-year renewable license from 1997 to use the kapok logo on a world-wide basis. CSAHC has retained the right to use the kapok logo in connection with its non-airline related businesses conducted as of the date of the Trademark License Agreement and to permit its affiliates that do not compete, directly or indirectly, with the Group to use the kapok logo. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May of 2007, the Trademark License Agreement has been automatically renewed by the two parties for another ten-year term ending 2017. Xiamen Airlines owns all rights to its egret logo, which is a trademark registered in China, and recorded with the IATA. Chongqing Airlines also owns all rights to its logo, which is a trademark registered in China, and recorded with the IATA.

C.	Organizational Structure.

The following chart illustrates the corporate structure of the Group as of December 31, 2012 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, associates and jointly controlled entities.

Note a: Including 12.89% ownership interest held by CSA’s subsidiaries.

The particulars of the Group’s principal subsidiaries as of December 31, 2012 are as follows:

Name of Company	Place and Date of Establishment/Operation	Proportion of Ownership Interest Held by the Company
Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Xiamen Airlines Company Limited	PRC August 11, 1984	51%
Guizhou Airlines Company Limited	PRC November 12, 1991	60%
Chongqing Airlines Company Limited	PRC May 30, 2007	60%
Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	55%
Guangzhou Baiyun International Logistic Company Limited	PRC July 23, 2002	61%
Xinjiang Civil Aviation Property Management Limited	PRC December 12, 2002	51.84%
China Southern Airlines Group Air Catering Company Limited	PRC December 25, 2003	100%
Nan Lung International Freight Limited	Hong Kong October 1, 1996	51%
Beijing Southern Airlines Ground Services Company Limited	PRC April 1, 2004	100%

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2012 are as follows:

		Proportion of Ownership Interest Held by
Name of Company	Place and Date of Establishment/Operation	Group Effective Interest	The Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Company Limited	PRC October 28, 1989	50%	50%	—
Southern Airlines Group Finance Company Limited	PRC June 28, 1995	33.98%	21.09%	12. 89%
Sichuan Airlines Corporation Limited	PRC August 28, 2002	39%	39%	—
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC July 10, 2002	51%	51%	—
Southern Airlines Culture and Media Co., Ltd.	PRC May 13, 2004	40%	40%	—
China Southern West Australian Flying College Pty Ltd.	Australia October 1,1993	48.12%	48.12%	—
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC September 29, 2006	50%	50%	—

We will also establish a joint venture subsidiary, China Southern Airlines Henan Company Limited, with Henan Civil Aviation Development and Investment Co., Ltd., but the establishment is still subject to government approvals.

D.	Property, Plant and Equipment.

For a discussion of the Group’s aircraft, see Item 4 “Information on the Company — History and development of the Company — Aircraft Acquisitions.”

The Company’s headquarters in Guangzhou occupy an area of approximately 1,272,201 square meters of land and a total gross floor area of approximately 713,506 square meters. The Company leases from CSAHC the land in Guangzhou on which the Company’s headquarters and other facilities are located. The Company also leases from CSAHC certain buildings mainly at the Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.

The Company’s principal properties are located at its headquarters site and at its route bases. The following table sets forth certain information with respect to the Company’s properties at its headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	1,172,531	99,670	693,860	19,646
Shenzhen	246,397	—	101,311	—
Zhuhai	170,062	—	18,791	—
Changsha	173,351	6,629	70,338	12,536
Zhengzhou	425,336	—	56,915	2,325
Haikou	5,265	1,711	83,923	6,583
Wuhan	16,712	47,882	29,893	46,167
Nanyang	—	—	18,156	60,035
Sanya	106,680	—	16,968	1,082
Shenyang	142,199	103,715	101,224	6,674
Dalian	—	14,403	36,188	32,862
Jilin	134,488	65,076	42,312	7,767
Harbin	2,499	278,973	36,925	26,322
Xinjiang	2,143	631,094	138,081	3,396
Guangxi	86,201	—	73,143	2,892
Beijing	85,453	—	46,414	19,790
Shanghai	227,775	—	34,295	10,427
Chengdu	—	—	1,340	—
Sydney	—	—	1,151	—

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Xiamen Airlines	1,055,746	—	552,787	51,290
Shantou Airlines	263,598	53,000	76,838	2,407
Zhuhai Airlines	99,306	—	57,730	1,800
Guizhou Airlines	259,879	—	106,245	1,364
Chongqing Airlines	82,449	—	9,161	3,660

As systems for registration and transfer of land use rights and related real property interests in China have been implemented relatively recently, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters and other facilities are located and the buildings that the Company uses at its route base in Wuhan and Haikou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by the Group that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair the ability of the Group to dispose of or mortgage such land use rights and buildings. As of April 19, 2013, the Group was in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Nanning, Hunan, Beijing, Shanghai, Sanya, Zhuhai, Shenzhen,Shenyang, Xinjiang, Henan, Chengdu and Shantou in which the Group has interests and for which such certificates have not been granted. The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

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

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Provision for Major Overhauls

Provision for the cost of major overhauls for airframes and engines under operating leases is accrued and charged to the consolidated income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycle and overhaul cost, which are based on the historical experience of actual cost incurred for overhauls of airframes and engines of the same or similar types. Different estimates could significantly affect the estimated provision and the results of operations.

Frequent Flyer Revenue

The amount of revenue attributable to the mileages earned by the members of the Group’s frequent flyer award programs is estimated based on the fair value of the mileages awarded and the expected redemption rate. The fair value of the mileages awarded is estimated by reference to external sales. The expected redemption rate was estimated based on historical experience, future redemption pattern and program design.

Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRSs is presented in Note 54 to the consolidated financial statements.

Overview

In 2012, affected by several factors such as slower economic growth rate of the developed economies including the European and the U.S. and the slowdown in economic growth of emerging economies, global economy recovered at a slow pace. Facing weak external demand, slower economic growth rate and other challenges, China promptly strengthened and improved its macroeconomic control and promoted the adjustment of economic structure, which maintained a moderate and steady economic growth in spite of the adverse internal and external environment. In 2012, international aviation markets continued to be sluggish under influence of the global economic situation. Benefitted from the steady growth of the China’s economy and the growing household consumption demand, the domestic civil aviation demand maintained a growth. However, due to several factors such as rapid growth in capacity of the industry, intensified market competition, high jet fuel price and a significant decrease in exchange gain, the operation of airlines was adversely affected. Facing the serious economic environment, we actively responded to the challenge of the decrease in the growth of the traffic volume in global aviation market by seizing the strategic opportunity of rapid development in China’s civil aviation. Through strengthening safety management, accelerating strategic transformation, actively adjusting and optimizing market structure and significantly raising our service standards, we maintained the best safety record among airlines in China, thereby effectively enhancing our comprehensive competitiveness and achieved good operating results.

In 2012, we further strengthened the idea of “unceasing safety” by continuously increasing safety management and committing to enhancing safe aviation quality and safety management level, thus achieved a good safety performance. In 2012, we completed a total of 1,680,700 safe flight hours, representing an increase of 173,400 hours as compared with the previous year and accumulating safe flight hours to over 10,000,000, and maintained 158 consecutive months of aviation safety and 222 consecutive months of aviation security. We maintained the best safety record among airlines in China and was granted the “Safe Flight Diamond Award” by the Civil Aviation Administration of China.

In 2012, facing the difficult business environment, we actively adjusted and optimized the structure by untiringly consolidating the domestic market and developing international market and took efforts to increase income and strictly control cost, thereby effectively offset risks accompanying the economic downturn and the stagnation in the industry , and maintained our status in the industry. Furthermore, 7 aircraft were retired or returned upon expiration of lease terms and 54 new aircraft were added, which further optimized the fleet structure.

In 2012, we, aiming to become an energy saving company and bearing in mind our social responsibility, actively practiced the idea of “green flight” and advocated lowcarbon travel to our customers. In 2012, our energy efficiency was the same as 2011, which maintained a high standard and brought us inro rankings such as “China Top Green Companies 2012” and “Top 100 Enterprises of Social Responsibility”. In 2012, we donated RMB10.12 million to Foundation for Poverty Alleviation in Guangdong Province and different types of schools, thereby effectively performed our social responsibility.

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

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses are fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Net exchange gain decreased by RMB2,488 million, from RMB2,755 million in 2011 to RMB267 million in 2012, mainly attributable to the exchange rate of Renminbi to U.S. dollar appreciated significantly in 2011 while remained stable in 2012.

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

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,			2012 vs. 2011 % increase	2011 vs. 2010 % increase
Traffic	2012	2011	2010	(decrease)	(decrease)
RPK (million)
Domestic	107,278.56	99,673.63	94,014.39	7.6	6.0
Regional	2,536.91	2,082.35	1,787.59	21.8	16.5
International	25,719.26	20,588.31	15,525.54	24.9	32.6
Total	135,534.73	122,344.29	111,327.52	10.8	9.9
RTK (million)
Domestic	10,924.30	10,195.00	9,715.15	7.2	4.9
Regional	242.43	197.93	170.98	22.5	15.8
International	4,993.39	4,068.09	3,217.48	22.7	26.4
Total	16,160.12	14,461.02	13,103.61	11.7	10.4
Passengers carried (thousand)
Domestic	77,634.23	72,926.29	69,726.51	6.5	4.6
Regional	1,928.54	1,766.56	1,572.76	9.2	12.3
International	6,922.22	5,984.18	5,156.34	15.7	16.1
Total	86,484.99	80,677.03	76,455.61	7.2	5.5
Cargo and mail carried (thousand tons)
Domestic	890.38	856.91	873.74	3.9	(1.9)
Regional	15.66	12.77	11.98	22.6	6.6
International	325.82	265.45	231.63	22.7	14.6
Total	1,231.86	1,135.13	1,117.35	8.5	1.6

	Year ended December 31,			2012 vs. 2011 %increase	2011 vs. 2010 %increase
Capacity	2012	2011	2010	(decrease)	(decrease)
ASK (million)
Domestic	131,821.86	120,462.20	117,383.08	9.4	2.6
Regional	3,464.29	2,752.53	2,352.78	25.9	17.0
International	34,282.98	27,849.37	20,762.51	23.1	34.1
Total	169,569.13	151,064.10	140,498.37	12.2	7.5
ATK (million)
Domestic	15,069.70	14,145.21	13,890.30	6.5	1.8
Regional	396.74	316.35	268.90	25.4	17.6
International	7,598.25	6,333.84	4,980.66	20.0	27.2
Total	23,064.69	20,795.40	19,139.86	10.9	8.6
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	81.4	82.7	80.1	(1.6)	3.2
Regional	73.2	75.7	76.0	(3.3)	(0.4)
International	75.0	73.9	74.8	1.5	(1.2)
Overall	79.9	81.0	79.2	(1.4)	2.3
Overall load factor (RTK/ATK) (%)
Domestic	72.5	72.1	69.9	0.6	3.1
Regional	61.1	62.6	63.6	(2.4)	(1.6)
International	65.7	64.2	64.6	2.3	(0.6)
Overall	70.1	69.5	68.5	0.9	1.5
Yield
Yield per RPK (RMB)
Domestic	0.69	0.68	0.62	1.5	9.7
Regional	0.84	0.88	0.85	(4.5)	3.5
International	0.53	0.56	0.58	(5.4)	(3.4)
Overall	0.66	0.67	0.62	(1.5)	8.1
Yield per RTK (RMB)
Domestic	6.96	6.90	6.20	0.9	11.3
Regional	9.20	9.69	9.29	(5.1)	4.3
International	3.57	3.67	3.84	(2.7)	(4.4)
Overall	5.95	6.03	5.66	(1.3)	6.5
Financial
Passenger revenue (RMB million)
Domestic	73,845	68,222	58,155	8.2	17.3
Regional	2,133	1,834	1,521	16.3	20.6
International	13,566	11,436	9,028	18.6	26.7
Total	89,544	81,492	68,704	9.9	18.6
Cargo and mail revenue (RMB million)	6,556	5,760	5,436	13.8	6.0

A. Operating Results

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

2012 Compared With 2011

The profit attributable to equity shareholders of the Company of RMB2,619 million was recorded in 2012 as compared to the profit attributable to equity shareholders of the Company of RMB5,110 million in 2011. The Group’s operating revenue increased by RMB9,119 million or 10.1% from RMB90,395 million in 2011 to RMB99,514 million in 2012. Passenger load factor decreased by 1.1 percentage points from 81.0% in 2011 to 79.9% in 2012. Passenger yield (in passenger revenue per RPK) decreased by 1.5% from RMB0.67 in 2011 to RMB0.66 in 2012. Average yield (in traffic revenue per RTK) decreased by 1.3% from RMB6.03 in 2011 to RMB5.95 in 2012. Operating expenses increased by RMB8,814 million or 10.1% from RMB87,063 million in 2011 to RMB95,877 million in 2012. Operating profit of RMB5,099 million was recorded in 2012 as compared to operating profit of RMB4,353 million in 2011, increased by RMB746 million.

Operating Revenue

	2012		2011
	Operating revenue	Percentage	Operating revenue	Percentage	Change in revenue
	RMB million	%	RMB million	%	%
Traffic revenue	96,100	96.6	87,252	96.5	10.1
Including: Passenger revenue	89,544		81,492		9.9
– Domestic	73,845		68,222		8.2
– Hong Kong, Macau and Taiwan	2,133		1,834		16.3
– International	13,566		11,436		18.6
Cargo and mail revenue	6,556		5,760		13.8
Other operating revenue	3,414	3.4	3,143	3.5	8.6
Mainly including: Commission income	757		643		17.7
Hotel and travel services income	647		614		5.4
Ground services income	350		368		(4.9)
Expired sales in advance of carriage	495		309		60.2
General aviation income	445		322		38.2
Aircraft wet lease income	2		319		(99.4)
Total operating revenue	99,514	100.0	90,395	100.0	10.1
Less: fuel surcharge income	(13,378)		(11,699)

Total operating revenue excluding fuel surcharge	86,136		78,696

Traffic revenue composition

	2012		2011
	Traffic revenue	Percentage	Traffic revenue	Percentage	Change in traffic revenue
	RMB million	%	RMB million	%	%
Passenger Revenue	89,544	93.2	81,492	93.4	9.9
Cargo and Mail Revenue	6,556	6.8	5,760	6.6	13.8
Traffic revenue	96,100	100.0	87,252	100.0	10.1

Passenger revenue composition

	2012		2011
	Passenger revenue	Percentage	Passenger revenue	Percentage	Change in passenger revenue
	RMB million	%	RMB million	%	%
Domestic	73,845	82.5	68,222	83.7	8.2
Hong Kong, Macao and Taiwan	2,133	2.4	1,834	2.3	16.3
International	13,566	15.1	11,436	14.0	18.6

Passenger revenue	89,544	100.0	81,492	100.0	9.9

Substantially all of the Group’s operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 96.6% and 96.5% of total operating revenue in 2012 and 2011 respectively. Passenger revenue and cargo and mail revenue accounted for 93.2% and 6.8% respectively of the total traffic revenue in 2012. The other operating revenue is mainly derived from commission income, hotel and travel services income, fees charged for ground services rendered to other Chinese airlines, income from expired sales in advance of carriage and general aviation income.

The increase in operating revenue was primarily due to a 9.9% increase in passenger revenue from RMB81,492 million in 2011 to RMB89,544 million in 2012. The total number of passengers carried increased by 7.2% to 86.48 million passengers in 2012. RPKs increased by 10.8% from 122,344 million in 2011 to 135,535 million in 2012, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.67 in 2011 to RMB0.66 in 2012.

Domestic passenger revenue, which accounted for 82.5% of the total passenger revenue in 2012, increased by 8.2% from RMB68,222 million in 2011 to RMB73,845 million in 2012. Domestic passenger traffic in RPKs increased by 7.6%, while passenger capacity in ASKs increased by 9.4%, resulting in a decrease in passenger load factor by 1.3 percentage points from 82.7% in 2011 to 81.4% in 2012. Domestic passenger yield per RPK increased from RMB0.68 in 2011 to RMB0.69 in 2012.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.4% of total passenger revenue, increased by 16.3% from RMB1,834 million in 2011 to RMB2,133 million in 2012. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 21.8%, while passenger capacity in ASKs increased by 25.9%, resulting in a decrease in passenger load factor by 2.5 percentage points from 75.7% in 2011 to 73.2% in 2012. Passenger yield per RPK decreased from RMB0.88 in 2011 to RMB0.84 in 2012.

International passenger revenue, which accounted for 15.1% of total passenger revenue, increased by 18.6% from RMB11,436 million in 2011 to RMB13,566 million in 2012. For international flights, passenger traffic in RPKs increased by 24.9%, while passenger capacity in ASKs increased by 23.1%, resulting in a 1.1 percentage points increase in passenger load factor from 73.9% in 2011 to 75.0% in 2012. Passenger yield per RPK decreased from RMB0.56 in 2011 to RMB0.53 in 2012.

Cargo and mail revenue, which accounted for 6.8% of the Group’s total traffic revenue and 6.6% of total operating revenue, increased by 13.8% from RMB5,760 million in 2011 to RMB6,556 million in 2012. The increase was attributable to the increase in cargo traffic volume.

Other operating revenue increased by 8.6% from RMB3,143 million in 2011 to RMB3,414 million in 2012. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating Expenses

Total operating expenses in 2012 amounted to RMB95,877 million, representing an increase of RMB8,814 million or 10.1% over 2011, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue remained at 96.3% in 2011 and 2012.

	2012		2011
	Operating expense RMB million	Percentage %	Operating expense RMB million	Percentage %	Change in operating expenses %
Flight operations	54,690	57.0	48,344	55.5	13.1
Mainly including: Jet fuel costs	37,401		32,675		14.5
Operating lease charges	4,897		4,654		5.2
Flight personnel payroll and welfare	5,051		4,412		14.5
Maintenance	7,971	8.3	7,531	8.7	5.8
Aircraft and traffic servicing	14,072	14.7	12,337	14.2	14.1
Promotion and sales	7,134	7.5	6,568	7.5	8.6
General and administrative	2,425	2.5	2,807	3.2	(13.6)
Impairment on property, plant and equipment	-	-	584	0.7	(100.0)
Depreciation and amortization	8,264	8.6	7,689	8.8	7.5
Others	1,321	1.4	1,203	1.4	9.8

Total operating expenses	95,877	100.0	87,063	100.0	10.1

Flight operations expenses, which accounted for 57.0% of total operating expenses, increased by 13.1% from RMB48,344 million in 2011 to RMB54,690 million in 2012, primarily as a result of increase in jet fuel costs derived from increased consumption of jet fuel and fuel prices. Jet fuel costs, which accounted for 68.4% of flight operations expenses in 2012, increased by 14.5% from RMB32,675 million in 2011 to RMB37,401 million in 2012.

Maintenance expenses, which accounted for 8.3% of total operating expenses, increased by 5.8% from RMB7,531 million in 2011 to RMB7,971 million in 2012. The increase was mainly due to the increase in number of engines repaired and routine maintenance during the year.

Aircraft and traffic servicing expenses, which accounted for 14.7% of total operating expenses, increased by 14.1% from RMB12,337 million in 2011 to RMB14,072 million in 2012. The increase was primarily due to a 6.6% rise in landing and navigation fees from RMB8,426 million in 2011 to RMB8,984 million in 2012, resulted from the increase in number of flights, and increase of rental expenses in 2012.

Promotion and sales expenses, which accounted for 7.5% of total operating expenses, increased by 8.6% from RMB6,568 million in 2011 to RMB7,134 million in 2012.

General and administrative expenses, which accounted for 2.5% of the total operating expenses, decreased by 13.6% from RMB2,807 million in 2011 to RMB2,425 million in 2012.

Depreciation and amortization, which accounted for 8.6% of total operating expenses, increased by 7.5% from RMB7,689 million in 2011 to RMB8,264 million in 2012, mainly due to the additional depreciation charges on aircraft delivered in 2012.

Operating Profit

Operating profit of RMB5,099 and RMB4,353 million was recorded in 2012 and 2011 respectively. The increase in profit was mainly due to the net effect of increase in operating revenue by RMB9,119 million or 10.1% in 2012 and increase in operating expenses by RMB8,814 million or 10.1%.

Other Income or Expenses

Other net income increased by RMB441 million from RMB1,021 million in 2011 to RMB1,462 million in 2012, mainly due to the increase of government grants.

Interest expense increased by RMB309 million from RMB1,067 million in 2011 to RMB1,376 million in 2012 was mainly due to the increase in weighted average bank and other loans balances during the year.

Net exchange gain of RMB267 million and RMB2,755 million was recorded in 2012 and 2011, respectively. The significant decrease was mainly due to the exchange rate of Renminbi to U.S. dollar appreciated significantly in 2011 while remained stable in 2012.

Income Tax

Our effective income tax rates were 20.1% and 12.1% in 2012 and 2011, respectively. The effective income tax rates differs from the PRC statutory income tax rate of 25% primarily due to the effect of non-taxable share of results of associates and jointly controlled entities of RMB110 million and RMB145 million in 2012 and 2011 respectively, and the recognition of unrecognized deferred tax assets of RMB29 million and RMB688 million in 2012 and 2011 respectively.

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

Operating Revenue

	2011		2010
	Operating revenue	Percentage	Operating revenue	Percentage	Change in revenue
	RMB million	%	RMB million	%	%
Traffic revenue	87,252	96.5	74,140	96.9	17.7
Including: Passenger revenue	81,492		68,704		18.6
– Domestic	68,222		58,155		17.3
– Hong Kong, Macau and Taiwan	1,834		1,521		20.6
– International	11,436		9,028		26.7
Cargo and mail revenue	5,760		5,436		6.0
Other operating revenue	3,143	3.5	2,355	3.1	33.5
Mainly including: Commission income	643		469		37.1
Hotel and travel services income	614		477		28.7
Ground service income	368		390		(5.6)
Expired sales in advance of carriage	309		249		24.1
General aviation income	322		283		13.8
Aircraft wet lease income	319		50		>100.0
Total operating revenue	90,395	100.0	76,495	100.0	18.2
Less: fuel surcharge income	(11,699)		(5,583)

Total operating revenue excluding fuel surcharge	78,696		70,912

Traffic Revenue Composition

	2011		2010
	Traffic revenue	Percentage	Traffic revenue	Percentage	Change in traffic revenue
	RMB million	%	RMB million	%	%
Passenger Revenue	81,492	93.4	68,704	92.7	18.6
Cargo and Mail Revenue	5,760	6.6	5,436	7.3	6.0
Traffic revenue	87,252	100.0	74,140	100.0	17.7

Passenger Revenue Composition

	2011		2010
	Passenger revenue	Percentage	Passenger revenue	Percentage	Change in passenger revenue
	RMB million	%	RMB million	%	%
Domestic	68,222	83.7	58,155	84.7	17.3
Hong Kong, Macao and Taiwan	1,834	2.3	1,521	2.2	20.6
International	11,436	14.0	9,028	13.1	26.7

Passenger revenue	81,492	100.0	68,704	100.0	18.6

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

	2011		2010
	Operating expense RMB million	Percentage %	Operating expense RMB million	Percentage %	Change in operating expenses %
Flight operations	48,344	55.5	38,593	54.6	25.3
Mainly including: Jet fuel costs	32,675		23,492		39.1
Operating lease charges	4,654		5,298		(12.2)
Flight personnel payroll and welfare	4,412		3,420		29.0
Maintenance	7,531	8.7	5,586	7.9	34.8
Aircraft and traffic servicing	12,337	14.2	10,968	15.5	12.5
Promotion and sales	6,568	7.5	5,555	7.9	18.2
General and administrative	2,807	3.2	2,266	3.2	23.9
Impairment on property, plant and equipment	584	0.7	212	0.3	>100.0
Depreciation and amortization	7,689	8.8	7,065	10.0	8.8
Others	1,203	1.4	444	0.6	>100.0

Total operating expenses	87,063	100.0	70,689	100.0	23.2

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

Net exchange gain of RMB2,755 million was recorded in 2011, an increase of RMB1,009 million from RMB1,746 million in 2010, mainly due to Renminbi appreciated significantly against U.S. dollar in 2011.

Income Tax

Our effective tax rates were 12.1% and 20.7% in 2011 and 2010, respectively. The effective income tax rates differs from the PRC statutory income tax rate of 25% primarily due to the effect of non-taxable share of results of associates and jointly controlled entities of RMB145 million and RMB42 million in 2011 and 2010 respectively, and the recognition of unrecognized deferred tax assets of RMB688 million and RMB364 million in 2011 and 2010 respectively.

B. Liquidity and Capital Resources

Generally, the Group meets its working capital and capital expenditure requirements through cash from its operations, the proceeds of certain long-term and short-term bank loans, capital lease financing and rebates available under certain of the Group’s aircraft leases.

As of December 31, 2012, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB173,162 million to the Group. As of December 31, 2012, an approximate amount of RMB60,369 million was utilized. As of December 31, 2012 and 2011, the Group’s cash and cash equivalents totaled RMB10,082 million and RMB9,863 million, respectively.

Net cash inflows from operating activities in 2012, 2011 and 2010 were RMB11,704 million, RMB12,557 million and RMB11,442 million, respectively. Operating cash inflows of the Group are primarily derived from the provision of air transportation and related service for customers. The vast majority of tickets are purchased prior to the day on which transportation is provided. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and traffic servicing, etc.

Net cash used in investing activities in 2012, 2011 and 2010 was RMB12,153 million, RMB21,957 million and RMB11,568 million, respectively. Cash capital expenditures in 2012, 2011 and 2010 were RMB15,733 million, RMB20,038 million and RMB13,469 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings used in operations.

Financing activities resulted in net cash inflows of RMB668 million, RMB8,859 million and RMB6,187 million in 2012, 2011 and 2010, respectively. Net cash inflow/(out flow) from new bank and other loans and repayments of bank and other loans amounted to RMB4,407 million, RMB9,254 million and RMB(2,876) million in 2012, 2011 and 2010, respectively. The additions of bank loan were used for capital expenditures and general working capital. Repayment of capital leases in 2012, 2011 and 2010 was RMB1,978 million, RMB1,702 million and RMB1,505 million, respectively, resulting from the aircraft acquisitions under capital leases.

As of December 31, 2012, the Group’s aggregate long-term bank and other loans and obligations under capital leases (including loans and capital leases obligations due within one year) totaled RMB63,241 million. In 2013, 2014, 2015, 2016 and thereafter, amounts payable under such loans and obligations will be RMB13,674 million, RMB9,639 million, RMB10,759 million, RMB6,087 million and RMB23,082 million respectively. Such borrowings were denominated in United States dollars, Singapore dollars and Japanese Yen with a significant portion being floating interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies primarily results from its foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2012, the Group’s short-term bank loans were RMB10,719 million. The Group’s weighted average interest rate on short-term bank loans was 2.47% per annum as of December 31, 2012. The primary use of the proceeds of the Group’s short-term bank loans is to finance working capital and capital expenditure needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

As of December 31, 2012, the Group had obligations under operating leases totaling RMB22,161 million, predominately for aircraft. Of such amount, RMB4,110 million, RMB3,678 million, RMB3,305 million, RMB2,998 million, RMB2,551 million and RMB5,519 million respectively, is due in 2013, 2014, 2015, 2016, 2017 and thereafter.

As of December 31, 2012, the Group had a working capital deficit of RMB31,944 million, as compared to a working capital deficit of RMB24,928 million as of December 31, 2011. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and renewal of short-term bank loans to meet its short-term liquidity and working capital needs. In 2013 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditure. As of December 31, 2012, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB173,162 million (2011: RMB127,448 million), of which approximately RMB60,369 million (2011: RMB36,414 million) was utilized.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2013. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank financing which may impact the operations of the Group during the next twelve-month period. The directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

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

As of December 31, 2012, the Group had capital commitments as follows:

	2013	2014	2015	2016	2017 and afterwards	Total
	(RMB million)
Acquisition of aircraft and related equipment	23,671	19,951	14,990	6,589	6,108	71,309
Others	1,784	1,291	483	262	-	3,820
Total capital commitments	25,455	21,242	15,473	6,851	6,108	75,129

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2012, the cash and cash equivalents of the Group totaled RMB10,082 million. Of such balance, 10% was denominated in U.S. Dollars, Hong Kong Dollars, Australian Dollars, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB112,793 million, the Group expects that it will have sufficient funding sources to meet its cash requirements in the foreseeable future.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under commitments as of December 31, 2012.

		As of December 31, 2012 Payment due by period				As of December 31, 2011
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years	Total

Short-term bank loans (note 1)	10,833	10,833	-	-	-	7,060
Long-term bank and other loans (note 1)	44,103	12,032	16,282	7,403	8,386	45,303
Bills payable	-	-	-	-	-	50
Obligations under capital leases	24,596	3,021	6,023	6,025	9,527	17,952
Operating lease commitments	22,161	4,110	6,983	5,549	5,519	25,139
Aircraft purchase commitments (Note 2)	71,309	23,671	34,941	12,697	-	61,250
Other capital commitments	3,820	1,784	1,774	262	-	3,790
Investment commitments	239	239	-	-	-	239
Total	177,061	55,690	66,003	31,936	23,432	160,783

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2012.

Note 2 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors, Senior Management and Employees.

The following table sets forth certain information concerning directors, senior management and supervisors of the Company in 2012. There were certain changes in the Company’s directors, senior management and supervisors in 2012, details of which are set forth below.

Name	Position	Gender	Age
Si Xian Min	Chairman of the Board, Non-executive Director	Male	55
Tan Wan Geng (1)	Executive Director, Vice Chairman of the Board and President	Male	48
Wang Quan Hua	Non-executive Director	Male	58
Yuan Xin An	Non-executive Director	Male	56
Yang Li Hua (2)	Non-executive Director	Female	57
Zhang Zi Fang	Executive Director and Executive Vice President	Male	54
Xu Jie Bo (3)	Executive Director, Senior Executive Vice President and Chief Financial Officer	Male	47
Li Shao Bin (4)	Executive Director	Male	47
Chen Zhen You	Executive Director (Retired on December 6, 2012)	Male	61
Gong Hua Zhang	Independent Non-executive Director	Male	67
Wei Jin Cai	Independent Non-executive Director	Male	63
Ning Xiang Dong	Independent Non-executive Director	Male	47
Liu Chang Le	Independent Non-executive Director	Male	61
Pan Fu	Chairman of the Supervisory Committee	Male	50
Li Jia Shi	Supervisor	Male	51
Zhang Wei	Supervisor	Female	46
Yang Yi Hua	Supervisor	Female	52
Liang Zhong Gao	Supervisor	Male	56
Ren Ji Dong	Executive Vice President	Male	48
Liu Qian	Executive Vice President	Male	48
Dong Su Guang	Executive Vice President	Male	59
Chen Gang	Executive Vice President	Male	47
Zhou Yue Hai (5)	Executive Vice President	Male	52
Wang Zhi Xue (6)	Executive Vice President, Chief Pilot	Male	51
Zhang Zheng Rong (7)	Former Chief Pilot and Former COO Flight Safety	Male	51
Hu Chen Jie	Chief Information Officer	Male	44
Su Liang	Chief Economist	Male	50
Chen Wei Hua	Chief Legal Adviser	Male	46
Yuan Xi Fan (8)	Chief Engineer	Male	50
Tian Xiao Dong (9)	COO Flight Operations	Male	43
Guo Zhi Qiang (10)	COO Marketing & Sales	Male	49
Xie Bing	Company Secretary	Male	40

(1)	On January 24, 2013, Mr. Tan Wan Geng was elected as the Vice Chairman of the Board at the ninth meeting of the six session of the Board of Directors of the Company.
(2)	On January 24, 2013, Ms. Yang Li Hua was appointed as a Non-executive Director of the Company at the first extra general meeting for 2013 of the Company.
(3)	On September 27, 2012, Mr. Xu Jie Bo was appointed as the Senior Executive Vice President, Chief Financial Officer and Chief Accountant of the Company.
(4)	On January 24, 2013, Mr. Li Shao Bin was appointed as an Executive Director of the Company at the first extra general meeting for 2013 of the Company.
(5)	On August 3, 2012, Mr. Zhou Yue Hai was appointed as an Executive Vice President by the Board.
(6)	On August 3, 2012, Mr. Wang Zhi Xue was appointed as an Executive Vice President and Chief Pilot by the Board.
(7)	On June 6, 2012, Mr. Zhang Zheng Rong was appointed as Chief Pilot, COO Flight Safety by the Board. On July 20, 2012, we received a letter of resignation from Mr. Zhang in respect of his position as Chief Pilot and COO Flight Safety of the Company with effect from the same date due to the work arrangement.
(8)	On April 27, 2012, Mr. Yuan Xi Fan was appointed as Chief Engineer.
(9)	On June 6, 2012, Mr. Tian Xiao Dong was appointed as COO Flight Operations by the Board.
(10)	On September 27, 2012, Mr. Guo Zhi Qiang was appointed as COO Marketing & Sales by the Board.

Board of Directors

Si Xian Min, aged 55, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the Director of the political division of China Southern Airlines Henan Branch; as the party secretary and vice president of Guizhou Airlines Company Limited; as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since December 31, 2004, Mr. Si has been the Director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

Tan Wan Geng, aged 48, is an economist graduated from Zhongshan University, majoring in economic geography, with qualification of postgraduate degree. Mr. Tan began his career in civil aviation in 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China (CAAC), and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007; the Party Member of CSAHC and the Party Secretary and Executive Vice President of the Company from February 2007 to January 2009; the Party Member of CSAHC and the President and Party Secretary of the Company from January 2009 to February 2009; the Party Member of CSAHC and the President and Deputy Party Secretary of the Company from February 2009 to May 2011. Since May 2011, Mr. Tan has been the Party Secretary of CSAHC and the President of the Company. Mr. Tan has been the Director of the Company since June 15, 2006 and has been the Vice Chairman of the Board since January 24, 2013.

Wang Quan Hua, aged 58, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management. Mr. Wang began his career in 1972. Mr. Wang served as the Director of the Planning and Operation Division of CSAHC; the General Manager of Strategy and Development Department of CSAHC; the Assistant to the President and the Director of the Strategy and Development Department and the Vice President of CSAHC. Mr. Wang has served as the Executive Vice President of CSAHC since September 2002. Since May 13, 2003, Mr. Wang has been the Director of the Company. Currently, Mr. Wang is also the Chairman of Nan Lung Holding Limited, Guangzhou Southern Airline Construction Company Limited, the director of TravelSky Technology Limited, Solar Insurance Group Company Limited, Yazhou Travel Investment Company Limited and China National Aviation Corp (HK) Ltd.

Yuan Xin An, aged 56, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. Mr. Yuan began his career in December 1976 and served as the Vice President of Engineering Department of China Southern Airlines Company, the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Chief Engineer and the General Manager of Engineering Department of the Company. Mr. Yuan served as the Executive Vice President of the Company from April 2002 to September 2007; the Executive Vice President of CSAHC since September 2007; the Executive Vice President and Chief Legal Adviser of CSAHC since July 2008. Since November 30, 2011, Mr. Yuan has been the Director of the Company. Currently, Mr. Yuan is also the Chairman of Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, MTU Maintenance Zhuhai Co., Ltd., Dalian Acacia Town Villa Co., Ltd. and Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

Ms. Yang Li Hua, aged 57, graduated with a master degree from the Party School of the Central Committee of CPC majoring in economics and management and is a senior expert of political science. Ms. Yang began her career in Air China International Corporation in 1973, and served as the head of the in-flight service team, manager of in-flight service division and deputy head of the Chief Flight Team of Air China International Corporation. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division of Air China International Corporation in September 2000, the Vice President of Air China International Corporation in October 2002, the Vice President of Air China Limited in September 2004, and Executive Vice President of CSAHC in May 2009. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since January 24, 2013, Ms. Yang has been the Director of the Company. Currently, Ms. Yang is also the Chairman of Southern Airlines Culture and Media Co., Ltd.

Zhang Zi Fang, aged 54, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the Deputy Commissar and subsequently the Commissar of the pilot corps of China Northern Airlines Company; as the Party Secretary of the Jilin Branch of China Northern Airlines Company; as the General Manager of Dalian Branch of CSAHC Northern Airlines; as the Director of Political Works Department of CSAHC. Mr. Zhang was the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. Since February 2009, he has been the Party Secretary and Executive Vice President of the Company. Mr. Zhang has been the Director of the Company since June 30, 2009. Currently, Mr. Zhang is also the Vice Chairman of Southern Airlines Culture and Media Co., Ltd.

Xu Jie Bo, aged 47, graduated with a university degree from Tianjin University majoring in infrastructure and engineering management, and was subsequently awarded with a master degree in Business Administration from Hong Kong Baptist University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior accountant. Mr. Xu began his career in 1986. He served as the Director of the Financial Department of Central and Southern Administration of CAAC; as the Chief Accountant and General Manager of the Financial Department of the Company. Mr. Xu served as the Director, Chief Financial Officer and Chief Accountant of the Company since April 2001 and as the Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company from August 2003 to September 2012. Mr. Xu has been the Director, Senior Executive Vice President, Chief Financial Officer and Chief Accountant of the Company since September 2012. Currently, Mr. Xu is also the Chairman of Guizhou Airlines Company Limited and the Vice Chairman of Sichuan Airlines Corporation Limited.

Mr. Li Shao Bin, aged 47, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li began his career in 1984, and served as the Deputy Head of Promotion Department of the Company, the Director of Political Department of Guangzhou Flight Operations Division of the Company, and the Director of Political Department and Deputy Party Secretary of Guangzhou Flight Operations Division of the Company. Subsequently, he was appointed as Party Secretary of Guangzhou Flight Operations Division of the Company in May 2004. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to August 2012. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Director of the Company since January 24, 2013.

Gong Hua Zhang, aged 67, a senior accountant at professor level. With over 40 years of accounting experience, Mr. Gong served as the Deputy Chief Accountant, the director of the Financial Division of China Petroleum Pipeline Bureau, the director of Financial Bureau of China National Petroleum Corporation; as the Chief Accountant of China National Petroleum Corporation. He served as the director of PetroChina Company Limited from October 1999 to May 2008, the Chairman of the Board of PetroChina Finance Company Limited from May 1999 to September 2009 and the director of China Cheung Kong Electric Power Co., Ltd. from September 2002 to June 2010. Mr. Gong has been the Independent Non-executive Director of the Company since June 28, 2007. Currently, Mr. Gong is also the Vice President of Accounting Society of China, member of the Accounting Standards Committee of the Ministry of Finance and member of China Valuation Standards Committee. He is also the independent director of China Shenhua Energy Company Limited, the external director of China Dongfang Electricity Group Company Limited, the independent director of Nanyang Commercial Bank (China) Company Limited, the independent director of China Railway Group Limited and the external director of COFCO Corporation.

Wei Jin Cai, aged 63, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the Deputy Party Secretary of the Party Committee of the headquarter of CAAC, the Party Secretary of Civil Aviation Management Institute of China from March 1993 to November 2008 and the President of Civil Aviation Management Institute of China from November 2008 to August 2010. Mr. Wei has been the Independent Non-executive Director of the Company since December 29, 2010. Currently, he is also the independent director of Xiamen International Airport Co., Ltd. and the independent non-executive director of ASR Holdings Limited.

Ning Xiang Dong, aged 47, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the Executive Deputy Director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the Independent Non-executive Director of the Company since December 29, 2010. He is also the independent director of Hong Yuan Securities Co., Ltd., GoerTek Inc., Aerospace Hi-Tech Holding Group Co., Ltd. and Sichuan ChangHong Electric Company Limited.

Liu Chang Le, aged 61, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include “Wiseman of the Media Industry”, “the Most Innovative Chinese Business Leaders in the Asia Pacific Region”, “the Most Entrepreneurial Chinese Business Leaders”, and has been awarded the “Robert Mundell Successful World CEO Award”, the “Man of Year for Asia Brand Innovation Award”, the “Person of the Year” award of the Chinese Business Leaders Annual Meeting and “Business Person of the Year at DHL/SCMP Hong Kong Business Awards 2012”. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival, which is run by the International Academy of Television Arts & Sciences. In November 2008, Mr. Liu received the International Emmy Directorate Award. Mr. Liu was appointed as honorary chairman of “World Chinese-language Media Cooperation Alliance” in 2009 and appointed as special consultant to the Eighth Council of the Buddhist Association of China in 2010. Mr. Liu was a member of the Tenth and the Eleventh National Committee of the Chinese People’s Political Consultative Conference, served as the Vice Chairman of the sub-committee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and is a member of standing committee of the Twelfth National Committee of the Chinese People’s Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In July 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region. Mr. Liu has become an Independent Non-executive Director of the Company since November 30, 2011.

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

Pan Fu, aged 50, graduated with a master degree from Chongqing University majoring in power systems and automation, and is a senior engineer. Mr. Pan began his career in 1986, and served successively as the Deputy Chief Engineer of Test Research Institute of Electric Power Bureau of Yunnan Province and the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province (Group Company), the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation, the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of the China Southern Power Grid Technology and Research Center. He served as the General Manager and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007, and served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the Team Leader of the Discipline Inspection Commission of CSAHC since November 2010 and the Chairman of the Supervisory Committee of the Company since December 29, 2010. Currently, he is also the Chairman of China Southern Airlines Group Passenger and Cargo Agent Company Limited.

Li Jia Shi, aged 51, graduated from Guangdong Polytechnic Normal University majoring in economics and mathematics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the Company, Party Secretary and Deputy General Manager of Guangzhou Nanland Air Catering Company Limited, the Head of the Organization Division of the Party Committee of the Company, the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited. He served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li has been the Secretary of the Disciplinary Committee of the Company since December 2007 and has been the Deputy Team Leader of the Discipline Inspection Commission of CSAHC and the Secretary of Disciplinary Committee of the Company since February 2012. Mr. Li has been the Supervisor of the Company since June 30, 2009.

Zhang Wei, aged 46, graduated with a master degree from Tianjin University majoring in investment skills and economics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior accountant. Ms. Zhang began her career in 1988 and served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company, the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC and the General Manager of SA Finance. Ms. Zhang served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been the Supervisor of the Company since June 2008. Currently, Ms. Zhang is also the Chairman of Supervisory Committee of Southern Airlines Culture and Media Co., Ltd, SA Finance, Southern Airlines (Group) Import and Export Trading Company Limited and China Southern Airlines Group Construction and Development Company Limited and the Director of Guangzhou Southern Airline Construction Company Limited.

Yang Yi Hua, aged 52, has a university degree, and is an accountant and an International Certified Internal Auditor. Ms. Yang served as the Manager of the Financial Office of the Company’s Financial Division, and Deputy General Manager of the Company’s Audit Department. Ms. Yang has been the General Manager of the Company’s Audit Department since May 2002 and the Supervisor of the Company since June 2004. Currently, Ms. Yang is also the Chairman of the Supervisory Committee of Guizhou Airlines, Guangzhou Baiyun International Logistic Company Limited, Beijing China Southern Airlines Ground Service Company Limited and Nan Lung International Freight Limited and the supervisor of Xiamen Airlines, SA Finance and Chongqing Airlines.

Liang Zhong Gao, aged 56, graduated from Nanjing Institute of Politics, majoring in economics and management and is an expert of political science. Mr. Liang began his aviation career since 1998 and served as Deputy General Manager of the Guangzhou Sales Office of the Company, Deputy Party Secretary and Secretary of the Disciplinary Committee of the Passenger Traffic Department of the Company, Party Secretary of the Passenger Traffic Department of the Company and General Manager of the Aviation Service Quality Control Department of the Company. Mr. Liang served as the Director of the Disciplinary Supervision Department of the Company from February 2007 to December 2012 and was appointed as the Deputy Party Secretary and Deputy General Manager of Basic Construction Project Management Department of the Company in December 2012. Mr. Liang has been the Supervisor of the Company since June 2007.

Senior Management

Ren Ji Dong, aged 48, graduated from Nanjing University of Aeronautics and Astronautics, majoring in aircraft engine design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in 1986 and served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang branch of the Company, the Executive Vice President of the Company from March 2005 to January 2007, and the President of the Xinjiang branch of the Company from January 2007 to April 2009. He has been the Executive Vice President of the Company since May 2009.

Liu Qian, aged 48, graduated from China Civil Aviation Flying College majoring in aircraft piloting. Mr. Liu served the CAAC as an assistant researcher of the Piloting Skills Supervision Division of the Piloting Standards Department, an assistant researcher of the Operation Supervision Division, an assistant researcher and the Deputy Head of the Piloting Standards Division, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been the Executive Vice President of the Company since August 2007. Currently, Mr. Liu is also the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited and China Southern West Australian Flying College Pty Ltd.

Dong Su Guang, aged 59, graduated from Northwestern Polytechnical University majoring in aircraft design. Mr. Dong began his career in 1970 and served as the Vice President of Guangzhou Aircraft Maintaining and Engineering Co., Ltd. (“GAMECO”), the Chief Engineer and the General Manager of Engineering Department of the Company. He has been the Executive Vice President of the Company since December 2007. Currently, Mr. Dong is also the Chairman of Shantou Airlines, GAMECO and Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.

Chen Gang, aged 47, graduated from Zhongnan Finance and Economics University majoring in industrial enterprise management and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1987 and served as the Vice President of Henan branch of the Company, the President of Hubei branch of the Company and the Director of Commercial Steering Committee of the Company. He has been the Executive Vice President of the Company since August 2009. Currently, Mr. Chen is also the Chairman of CSN – ETC E-commerce Limited.

Zhou Yue Hai, aged 52, has a university degree and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University on-the-job. Mr. Zhou began his career in 1980. He served as the Deputy Director of the Flight Safety Technology Division, the Deputy Director of the Flight Technology Management Division, the Deputy General Manager of the Flight Safety Technology Department, the Deputy General Manager of the Flight Operation Division of the Company, the Party Secretary and Vice President of Guizhou Airlines Company Limited. Mr. Zhou served as the General Manager of China Southern Airlines Jilin Branch from September 2004 to January 2009 and the General Manager of China Southern Airlines Northern Branch from January 2009 to July 2012. Mr. Zhou has been the Executive Vice President of the Company since August 2012. Currently, Mr. Zhou is also the Vice Chairman of Shenyang Airport Logistics Company Limited and the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited.

Wang Zhi Xue, aged 51, has a university degree. Mr. Wang began his career in 1981. He served as the Manager of the Flight Safety Technology Inspection Division of Zhuhai Airlines Company Limited, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Vice President of Shantou Airlines Company Limited. He served as the General Manager of the Flight Management Division of the Company from October 2004 to February 2009 and the General Manager of the Flight Operation Division of the Company in Guangzhou from February 2009 to July 2012. Mr. Wang has been the Executive Vice President and Chief Pilot of the Company since August 2012.

Zhang Zheng Rong, aged 51, graduated from China Civil Aviation Flying College majoring in aircraft piloting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Zhang began his career in 1982 and served as the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron, the General Manager of the Aviation Safety Monitoring Division and the General Manager of the Guangzhou Flight Operation Division of the Company. He was the Chief Pilot of the Company from August 2007 to July 20, 2012 and COO Flight Safety of the Company from June 2012 to July 20, 2012. Currently, Mr. Zhang is also the director of Aviation Data Communication Corporation.

Hu Chen Jie, aged 44, graduated from Beijing University Aeronautics and Astronautics majoring in information management. Mr. Hu served as a software engineer in the Computer Center of CAAC, senior software engineer in Wei Hong International Technology Company (Singapore), the Deputy Director of the Computer Center of the Company, the senior project manager of SITA INC. (U.S.) and the General Manager of CSN-ETC e-Commerce Limited. He has been the Chief Information Officer of the Company since June 2007. Currently, Mr. Hu is also the director of Guangzhou Aircraft Hang Yi Information Technology Co., Ltd. and Chairman of Guang Dong China Southern Airlines Tian He Information Technology Company Limited.

Su Liang, aged 50, graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Currently, Mr. Su is also the director of Xiamen Airlines and Sichuan Airlines Corporation Limited.

Chen Wei Hua, aged 46, graduated from the School of Law of Peking University and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in 1988. He served as Deputy Director, Director of the Legal Affairs Office of the Company. Mr. Chen has been the Chief Legal Adviser of the Company and Director of the Legal Department of the Company since January 2004. Currently, Mr. Chen is also the director of Xiamen Airlines.

Yuan Xi Fan, aged 50, graduated from Civil Aviation Institute of China majoring in Aviation Radio, and was subsequently awarded with a master degree in Aviation Safety Management from the École Nationale de l’Aviation Civile (ENAC) and Ecole Nationale Superieure d’Ingenieurs de Construction Aeronautique (ENSICA) in France and an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is a senior engineer. Mr. Yuan began his career in 1982. Mr. Yuan served as the Deputy Director of Repair and Maintenance Workshop of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Deputy General Manager of the Aircraft Maintenance Engineering Division, the Director of Quality Management and Director of Integrated Business Management of Aircraft Maintenance Engineering Division of the Company, and the Deputy General Manager of MTU Maintenance Zhuhai Co., Ltd. Mr. Yuan served as the Deputy General Manager of Guangzhou Aircraft Maintenance Engineering Co., Ltd. from March 2009 to January 2011. Mr. Yuan served as the General Manager of the Aircraft Engineering Division of the Company since 2011. Mr. Yuan has been the Chief Engineer of the Company and the General Manager of the Aircraft Engineering Division of the Company since April 2012.

Tian Xiao Dong, aged 43, graduated from Beijing Institute of Meteorology majoring in aviation meteorology, and was subsequently awarded with a master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is a senior engineer. Mr. Tian began his career in 1989. Mr. Tian served as the Deputy Manager of Flight Operation Office of General Dispatching Office, the Manager of Planning and Dispatch Office of System Operation Control Center (SOC), the Deputy Director of Operation Control Division and the Deputy General Manager of SOC. Mr. Tian has been the general manager of SOC since December 2006 and he has been the COO Flight Operations of the Company and the general manager of SOC since June 2012.

Guo Zhi Qiang, aged 49, economist, graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo began his career in 1980 and served as the Manager of Transportation Department of Xinjiang Airlines; the Deputy General Manager of Xinjiang Company of China Southern Air Holding Company; the General Manager of China Southern Airlines Beijing Office; the Deputy General Manager of China Southern Airlines Xinjiang Branch. Mr. Guo served as the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer of Chongqing Airlines Company Limited from December 2008 to May 2009, and served as the Deputy Director General of the Commercial Steering Committee of the Company from May 2009 to September 2009 and the Director General of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo has been the COO Marketing & Sales of the Company and the Director General of the Commercial Steering Committee of the Company. Currently, Mr. Guo is also the director of Xiamen Airlines Company Limited.

Xie Bing, aged 40, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Company and Office of CSAHC. He has been the Company Secretary and the Director of Company Secretary Office of the Company since November 2007.

Save as disclosed above, none of the above Directors or Supervisors, senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

B.	Compensation.

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2012 was RMB15,957,000. For the year ended December 31, 2012, the Company paid an aggregate of approximately RMB1,303,000 on behalf of its executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal and provincial governments in which the Company participates.

Details of the remuneration of directors’ and supervisors’ remuneration for the year ended December 31, 2012 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Discretionary bonus RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Non-executive Directors
Si Xian Min	-	-	-	-	-
Wang Quan Hua	-	-	-	-	-
Yuan Xin An	-	-	-	-	-

Independent Non-executive Directors
Gong Hua Zhang	150	-	-	-	150
Wei Jin Cai	150	-	-	-	150
Ning Xiang Dong	150	-	-	-	150
Liu Chang Le	150	-	-	-	150

Executive Directors
Tan Wan Geng	-	-	-	-	-
Zhang Zi Fang	-	743	-	70	813
Xu Jie Bo	-	710	-	70	780
Chen Zhen You	-	576	-	44	620

Supervisors
Pan Fu	-	-	-	-	-
Li Jia Shi	-	710	-	69	779
Zhang Wei	-	-	-	-	-
Yang Yi Hua	-	346	-	68	414
Liang Zhong Gao	-	352	-	69	421
Total	600	3,437	-	390	4,427

On November 30, 2011, the Company’s General Meeting, approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (“the Scheme”).

Under the Scheme, 24,660,000 units of Share Appreciation Rights were granted to 118 employees of the Group at the exercise price of HK$3.92 per unit prior to or on at December 31, 2011. No shares will be issued under the Scheme and each of the SAR is notionally linked to one existing H Share of the Company. Upon exercise of the Share Appreciation Rights, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H Share and the exercise price.

The Share Appreciation Rights will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the Share Appreciation Rights will become exercisable.

A dividend of RMB0.2 (equivalent to HK$0.25) (inclusive of applicable tax) per share was approved by the Company’s General Meeting on May 31, 2012, therefore, the exercise price for the Share Appreciation Rights was adjusted to HK$3.67 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 940,000 units of Share Appreciation Rights were forfeited.

The fair value of the liability for Share Appreciation Rights is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for Share Appreciation Rights as of December 31, 2012 was RMB2,303,000 and a corresponding staff costs of RMB2,072,000 was recognized during 2012.

C.	Board Practices.

Each Director’s service contract with the Company or any of its subsidiaries provides prorated monthly salary upon termination of employment in accordance with his contract. The Director is entitled to paid leave under his contract. The term of office of a director is three years. The term of office of the current directors will end in 2013. A Director may serve consecutive terms upon re-election.

Audit Committee

The Audit Committee is appointed by the Board of Directors and consists of three independent Non-executive Directors. The current members of the Audit Committee are Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong. Gong Hua Zhang is the Chairman of the Audit Committee. The term of office of each member will end in 2013. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with the Company’s external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit Committee held five meetings in 2012, which were attended by all members.

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

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by Independent Non-executive Director Ning Xiang Dong with Independent Non-executive Director Gong Hua Zhang and Non-executive Director Wang Quan Hua as members. The term of office of each member is three years. The term of office of the current members will end in 2013. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee held two meetings in 2012, which were attended by all members.

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

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2012.

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

As of December 31, 2012, the Nomination Committee consists of three members, including Si Xian Min as Chairman and Wei Jin Cai (Independent Non-executive Director) and Gong Hua Zhang (Independent Non-executive Director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

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

The Nomination Committee held five meetings in 2012, which was attended by all members.

D.	Employees.

As of December 31, 2012, the Group had 73,668 employees, including 5,876 pilots, 12,009 flight attendants, 10,848 maintenance personnel, 7,674 passenger transportation personnel, 6,041 cargo transportation personnel, 7,760 ground service personnel, 2,299 flight operation officers, 617 flight security guards, 969 information system personnel, 2,331 financial personnel, and 17,244 other personnel. All of our pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees.

The Company’s employees are members of a trade union organized under the auspices of the All-China Federation of Trade Unions, which is established in accordance with the Trade Union Law of China. Two representatives of the Company labor union currently serve on the Supervisory Committee of the Company. Each of the Company’s subsidiaries has its own trade union. The Group has not experienced any strikes, slowdowns or labor disputes that have interfered with its operations, and the Group believes that its relations with its employees are good.

All employees of the Group receive cash remuneration and certain non-cash benefits. Cash remuneration consists of salaries, bonuses and cash subsidies provided by the Group. Salaries are determined in accordance with the national basic wage standards. The total amount of wages payable by the Group to its employees is subject to a maximum limit based on the profitability of the Group and other factors. Bonuses are based on the profitability of the Group. Cash subsidies are intended as a form of cost-of-living adjustment. In addition to cash compensation, the Group’s contract employees receive certain non-cash benefits, including housing, education and health services, and the Group’s temporary employees also receive certain health services, housing fund and education.

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

Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 8% to 25% (2011: 8% to 24%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

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

Housing fund and other social insurances

The Group contributes on a monthly basis to housing funds organized by municipal and provincial governments based on certain percentages of the salaries of employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year. In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(1)	Pursuant to a staff housing benefit scheme effective in September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received living quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is reflected in the consolidated income statement. The amount was fully amortized in 2012.

(2)	The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are reflected in the consolidated income statement.

Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognized in the consolidated income statement when both of the following conditions are satisfied:

•	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and

•	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

Workers’ Compensation

There is no workers’ compensation or other similar compensation scheme under the Chinese labor and employment system. As required by Chinese law, however, the Group, subject to certain conditions and limitations, pays for the medical expenses of any contract employee who suffer a work-related illness, injury or disability, and continues to pay the full salary of, and provides all standard cash subsidies to, such employee during the term of such illness, injury or disability. The Group also pays for certain medical expenses of its temporary employees.

E.	Share Ownership.

On November 30, 2011, the Company’s General Meeting, approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (“the Scheme”).

Under the Scheme, 24,660,000 units of Share Appreciation Rights were granted to 118 employees of the Group at the exercise price of HK$3.92 per unit prior to or on at December 31, 2011. No shares will be issued under the Scheme and each of the SAR is notionally linked to one existing H Share of the Company. Upon exercise of the Share Appreciation Rights, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H Share and the exercise price.

The Share Appreciation Rights will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the Share Appreciation Rights will become exercisable.

A dividend of RMB0.2 (equivalent to HK$0.25) (inclusive of applicable tax) per share was approved by the Company’s General Meeting on May 31, 2012, therefore, the exercise price for the Share Appreciation Rights was adjusted to HK$3.67 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 940,000 units of Share Appreciation Rights were forfeited.

The fair value of the liability for Share Appreciation Rights is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for Share Appreciation Rights as of December 31, 2012 was RMB2,303,000 and a corresponding staff costs of RMB2,072,000 was recognized during 2012.

None of our directors and senior management own any shares or options in the Group as of April 19, 2013.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders.

The table below sets forth information regarding the ownership of our share capital as of April 19, 2013 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Beneficially Owned(1)		Percentage of the Respective Class of Shares(2)	Percentage of Total Shares(2)
A shares	CSAHC	4,150,050,000		59.10%	42.27%
H shares	HKSCC Nominees Limited(3)	1,750,227,298		62.62%	17.83%
H shares	CSAHC(4)	1,064,770,000		38.10%	10.85%
H shares	Nan Lung Holding Limited	1,033,650,000		36.98%	10.53%
H shares	FIL Limited	167,462,000	(5)	5.99%	1.71%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)	Percentage of A shares and percentage of H shares is based on 7,022,650,000 A shares and 2,794,917,000 H shares, respectively, issued as of April 19, 2013. Percentage of total shares is based on 9,817,567,000 shares issued as of April 19, 2013.
(3)	As custodian of the Depositary for American Depositary Shares representing H Shares. Amount of shares owned by HKSCC Nominees Limited also includes 167,462,000 H shares held by FIL Limited.
(4)	Includes (i) 31,120,000 H Shares held by Yazhou Travel Investment Company Limited, representing 1.11% of the total number of H shares and 0.32% of the total number of all outstanding shares, and 1,033,650,000 H Shares held by Nan Lung, representing 36.98% of the total number of H shares and 10.53% of the total number of all outstanding shares.
(5)	Beneficial ownership calculation is based solely on a review on April 25, 2013 of disclosure of interest forms filed by FIL Limited with the Hong Kong Stock Exchange.

Shareholders of H Shares and A shares enjoy the same voting rights with respect to each share. None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of April 19, 2013, there were 44 registered holders of 1,943,151 American Depositary Shares in the United States, consisting of 0.99% of our outstanding shares. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CSAHC, which is an entity wholly-owned by the Chinese government.

B.	Related Party Transactions.

For a detailed description of our related party transactions, please see Note 44 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its affiliates during the year ended December 31, 2012 and up to the latest practicable date. The Company believes that these arrangements have been entered into by the Company in the ordinary course of business and in accordance with the agreements governing such transactions.

Arrangements with CSAHC

De-merger Agreement

The De-merger Agreement dated March 25, 1995 (such agreement was amended by the Amendment Agreement No.1 dated May 22, 1997) was entered into between CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company pursuant to the De-merger Agreement.

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

Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

(1)	On December 29, 2008, the Company renewed a master asset lease agreement with CSAHC with a term valid from January 1, 2009 to December 31, 2011 (the “existing Asset Lease Agreement”).

The Company and CSAHC entered into the new Asset Lease Agreement (the “New Asset Lease Agreement”) on September 25, 2012 to renew the leases transactions for a term of three years from January 1, 2012 to December 31, 2014. Pursuant to the New Asset Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as “Shashi”), Zhanjiang and Changsha. The annual rents payable to CSAHC under the New Asset Lease Agreement is RMB35,924,000 for the three years ending December 31, 2014.

The Company also entered into the individual lease agreement (the “Tenancy Contract”) with CSAHC on September 25, 2012 in relation to certain fragemented leases for properties located in Harbin, Changchun, Dalian, Beijing and Shanghai as originally covered in the existing Asset Lease Agreement for an aggregate annual rental of RMB4,437,000 for a term of two years from January 1, 2012 to December 31, 2013.

The Company further entered into the Lease Agreement of Nanyang Base Assets (the “Nanyang Asset Lease Agreement”) with CSAHC on January 24, 2013 for the leases transaction relating to certain lands and properties at Nanyang Jiangying Airport as originally covered in the existing Asset Lease Agreement for the period from January 1, 2012 to December 31, 2012. The rent payable under the Nanyang Asset Lease Agreement was RMB12,441,000.

For the year ended December 31, 2012, the rent incurred by the Group amounted to RMB52,802,000 pursuant to the New Asset Lease Agreement, Tenancy Contract and Nanyang Asset Lease Agreement.

(2)	The Company and CSAHC entered into an indemnification agreement dated May 22, 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain lands and buildings.

(3)	On February 14, 2011, in order to ensure normal operation of the Company, the Company, based on the actual leasing requirement, once again reviewed the land and properties contemplated under the lease, adjusted part of these projects, and engaged a real estate appraisal company to assess the rent of land, properties, structures and pipes under the lease. It then determined the rent according to the assessment and re-entered into the Land Lease Contract and the Tenancy Contract. Pursuant to the Land Lease Contract, the parties agreed that the annual rent for land from 2011 to 2013 would be RMB56,329,131. Pursuant to the Tenancy Contract, the annual rent for properties, structures and pipes leased by the Company from CSAHC from 2011 to 2013 would be RMB42,975,542.

For the year ended December 31, 2012, the rents for land lease and property lease incurred by the Group amounted to RMB56,329,000 and RMB42,606,000 respectively pursuant to the lease agreements.

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

For the year ended December 31, 2012, the agency fee incurred by the Group in respect of the above import and export services was RMB96,157,000.

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

For the year ended December 31, 2012, the media fees incurred by the Group for the media services amounted to RMB49,273,000.

Southern Airlines Group Finance Company Limited (“SA Finance”), which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company

On November 8, 2010, the Company renewed the Financial Services Framework Agreement with SA Finance for a term of three years starting from January 1, 2011 to December 31, 2013.

Under such agreement, SA Finance agrees to provide to the Company deposit and loan services. SA Finance shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People’s Bank of China. The Group’s deposits placed with SA Finance were re-deposited in a number of banks. SA Finance has agreed that the loans provided to CSAHC and its subsidiaries other than the Group should not exceed the sum of SA Finance’s shareholders’ equity, capital reserves and total deposits received from other companies (excluding the Group). The rates should be determined on an arm’s length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties agreed that the balance of the Group’s deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB4,000,000,000, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5,000,000.

On March 16, 2012, the Company entered into a supplemental agreement to the Financial Services Framework Agreement with SA Finance, for a term effective from May 31, 2012, the date of passing of the resolution at the General Meeting, to December 31, 2013. In line with the Company’s business requirement, the parties agreed that deposit balance placed with SA Finance (including interest payable accrued thereon) in any day may not exceed RMB6,000,000,000, and the balance for provision of loan service to the Company by SA Finance (including total interests paid) in any day may not exceed the above level.

As of December 31, 2012, the Group’s deposits placed with SA Finance amounted to RMB2,307,449,000.

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

For the year ended December 31, 2012, the commission expense and goods handling fee paid to PCACL were RMB18,292,000 and RMB18,325,000 respectively, and the income relating to other services was RMB88,347,000.

Guangzhou China Southern Airlines Property Management Company Limited (the “GCSAPMC”), a wholly-owned subsidiary of CSAHC

The Company and GCSAPMC renewed the Framework Agreement for the Engagement of Property Management (the “existing Property Management Framework Agreement”) on December 29, 2008 for a term of three years.

The Company has entered into a New Framework Agreement for Engagement of Property Management (the “New Property Management Framework Agreement”) on December 28, 2012 to renew the property management transactions for a term of three years from January 1, 2012 to December 31, 2014. Pursuant to the New Property Management Framework Agreement, the Company has renewed the appointment of GCSAPMC for provision of property management and maintenance services for the Company’s leased properties in the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport (other than certain properties in the Company’s headquarter located in the old Baiyun Airport which were covered in the existing Property Management Framework Agreement) to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment.

The Company has further entered into the airport property management framework agreement (the “Airport Property Management Framework Agreement”) on January 11, 2013 to renew the property management at the old Baiyun Airport for a term of three years from January 1, 2012 to December 31, 2014. Pursuant to the Airport Property Management Framework Agreement, the Company has renewed the appointment of GCSAPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and surrounding in Guangzhou.

The fee charging schedule (or charge standard) under the New Property Management Framework Agreement and the Airport Property Management Framework Agreement shall be determined on an arm’s length basis between both parties, and shall not be higher than the one charged by any independent third parties in the similar industry. The annual cap for the New Property Management Framework Agreement and the Airport Property Management Framework Agreement are set at RMB32,750,000 and RMB22,250,000, respectively.

For the year ended December 31, 2012, the property management and maintenance fee incurred by the Group amounted to RMB49,822,000 pursuant to the New Property Management Framework Agreement and the Airport Property Management Framework Agreement.

Zhuhai MTU, which is 50% owned by CSAHC

The Company entered into an agreement relating to continuing connected transactions with CSAHC, MTU Aero Engines GmbH (“MTU GmbH”) and Zhuhai MTU on September 28, 2009, by which Zhuhai MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the net most favorable terms, while the Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its date to April 5, 2031. The maximum aggregate annual consideration for the continuing connected transactions under the above agreement were disclosed in the announcement of the Company dated September 28, 2009 and such maximum aggregate annual consideration for the year ended December 31, 2012 is RMB1.2 billion.

For the year ended December 31, 2012, the Group’s engine repair and maintenance service fees incurred under the agreement amounted to RMB830,147,000.

Sale of Aircraft to Hebei Airlines Company Limited (“Hebei Airlines”) by Xiamen Airlines

On September 26, 2012, the Board announced that Xiamen Airlines and Hebei Airlines entered into the Aircraft Sale Agreement, pursuant to which Xiamen Airlines agreed to sell and Hebei Airlines agreed to purchase one B737-800 aircraft at the consideration of approximately RMB257 million.

Sale of 51% Equity Interests in XAMC

On June 29, 2012, the Board announced that Xiamen Airlines and SACM entered into an agreement, pursuant to which Xiamen Airlines agreed to sell and SACM agreed to purchase 51% equity interests in XAMC at the consideration of RMB43.12 million. The Company believes that the disposal of the 51% equity interests in XAMC can promote the integration of media resources owned by SACM and XAMC, and they can achieve a better development by mutual use of the platforms and resources owned by each other. As XAMC shall be owned as to 49% by Xiamen Airlines, Xiamen Airlines shall continue to benefit from long-term development of XAMC.

Subscription of New A Shares by CSAHC

On June 11, 2012, the Board approved the proposed issuance of not more than 487,804,878 new A Shares (after the adjustment with reference to the profit distribution proposal for 2011) to CSAHC at the subscription price of RMB4.10 (after the adjustment with reference to the profit distribution proposal for 2011) per A Share (the “Non public A Share Issue”). The proceeds to be raised from the proposed Non public A Share Issue will be not more than RMB2 billion. CSAHC entered into the Subscription Agreement with the Company, pursuant to which CSAHC has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue not more than 487,804,878 new A Shares for an aggregate consideration of not more than RMB2 billion, equivalent to the subscription price of RMB4.10 per new A Share (the “Subscription”). As of April 19, 2013, the proposed transaction is pending for the approval of CSRC.

All related party transactions have been approved by Independent Non-executive Directors.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

The Company received a claim on July 11, 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft acquisition agreement. The claimant has made a claim against the Company for an indemnity of US$46 million, or for the refund of the down payments of US$12 million and the interest thereon, which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The claim is still under investigation and the directors are of the opinion that the claim is without merit and the Company has involved its legal advisor to defend the claim and filed a defense to the claimant declining all the claims and made a counter claim for an indemnity of around US$34 million caused by the claimant’s non-execution of the aircraft sale agreement. During the year, the claimant subsequently changed its claim for the refund of the down payment of US$12 million to US$13 million. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

Dividend Information

A dividend in respect of the year ended December 31, 2012 of RMB0.05 (inclusive of applicable tax) per share, amounting to a total dividend of RMB490,878,350 was proposed by the Directors on March 26, 2013. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

Our Board declares dividends, if any, in Renminbi with respect to H Shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a fiscal year is subject to shareholders’ approval. Bank of New York Mellon, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the Company Law of the PRC and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

We believe that our dividend policy strikes a balance between two important goals providing our shareholders with a competitive return on investment and assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives. The declaration of dividends is subject to the discretion of our Board, which takes into account the following factors:

•	our financial results;
•	capital requirements;
•	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;
•	our shareholders interests;
•	the effect on our creditworthiness;
•	general business and economic conditions; and
•	other factors our Board may deem relevant.

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

The principal trading market for the Company’s H Shares is the Hong Kong Stock Exchange, and the Company’s trading code is “1055”. The Company completed its initial public offering of H Shares on July 30, 1997. The ADRs, each representing 50 H Shares, have been listed for trading on the New York Stock Exchange since July 31, 1997, under the symbol “ZNH”.

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

	The Hong Kong Stock Exchange Price per H Share (HK$)		The New York Stock Exchange Price per ADR (US$)		The Shanghai Stock Exchange Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual Market Prices
Fiscal Year ended December 31, 2008	10.44	0.83	65.31	5.56	28.68	2.72
Fiscal Year ended December 31, 2009	2.99	1.14	19.45	7.09	7.22	3.28
Fiscal Year ended December 31, 2010	5.91	2.47	38.65	15.98	12.58	5.84
Fiscal Year ended December 31, 2011	5.37	3.08	35.40	20.02	10.13	4.57
Fiscal Year ended December 31, 2012	4.54	3.22	29.72	20.20	5.48	3.28

Quarterly Market Prices
Fiscal Year ended December 31, 2011
First Quarter	4.89	3.08	31.59	20.02	10.13	8.04
Second Quarter	4.51	3.24	28.89	20.77	9.07	7.15
Third Quarter	5.37	3.58	35.40	22.53	8.68	6.42
Fourth Quarter	4.83	3.16	31.80	21.34	6.80	4.57
Fiscal Year ended December 31, 2012
First Quarter	4.54	3.40	29.72	22.31	5.48	4.47
Second Quarter	3.66	3.22	23.52	20.20	5.02	4.51
Third Quarter	3.90	3.25	25.40	20.93	4.77	3.28
Fourth Quarter	4.00	3.40	26.07	21.40	3.91	3.30

Monthly Market Prices
October 2012	3.78	3.41	24.44	21.72	3.68	3.40
November 2012	3.78	3.40	24.24	21.40	3.72	3.30
December 2012	4.00	3.44	26.07	22.08	3.91	3.33
January 2013	4.67	3.89	30.00	25.35	4.18	3.79
February 2013	4.68	4.12	29.71	26.30	4.21	3.69
March 2013	4.44	4.12	28.82	26.67	3.90	3.64
April 2013 (up to April 19, 2013)	4.34	3.87	28.26	24.26	3.65	3.40

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See “Offer and Listing Details” above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM	10. ADDITIONAL INFORMATION.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

The following is a summary of certain provisions of our Articles of Association. As this is a summary, it does not contain all the information that may be important to you. You and your advisors should read the text of our most updated Articles of Association for further information, which is filed as an exhibit to this Annual Report.

General

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

Objects and Purposes

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

Directors

Pursuant to Article 243 of the Articles of Association, where a Director of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, other than his contract of service with the Company, he shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal is otherwise subject to the approval of the Board of Directors. For the purposes of this Article, a director is deemed to be interested in a contract, transaction or agreement in which an associate of him is interested.

Pursuant to Article 173 of the Articles of Association, where a Director is interested in any resolution proposed at a board meeting, such Director shall not be present and shall not have a right to vote. Such Director shall not be counted in the quorum of the relevant meeting. Such directors also shall not vote on behalf of other directors. Board meetings may be convened by more than half of the directors who are not interested in the proposal. Resolutions of board meetings shall be passed by more than half of directors who are not interested in the proposal.

Pursuant to Article 251 of the Articles of Association, the Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with a Director wherein his emoluments are stipulated. The aforesaid emoluments include, emoluments in respect of his service as Director, Supervisor or senior administrative officer of the Company or any subsidiary of the Company, emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries, and payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office. There is no specific provisions concerning a director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body, other than the above Article 173 with respect to a director’s voting power in matters he is materially interested.

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

Pursuant to Article 28 of the Articles of Association, Domestic-Invested Shares issued by the Company are called “A Shares”. Overseas-Listed Foreign-Invested Shares issued by the Company and listed in Hong Kong are called “H Shares”. H Shares are shares which have been admitted for listing on the Stock Exchange of Hong Kong Limited, the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States of America in the form of ADR. Shares issued by the Company, including A Shares and H Shares, are all ordinary shares.

Pursuant to Article 62 of the Articles of Association, the ordinary shareholders of the Company shall enjoy the following rights:

(1)	the right to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

(2)	the right to dividends and other distributions in proportion to the number of shares held;

(3)	the right of supervisory management over the Company’s business operations, and the right to present proposals or enquiries;

(4)	the right to transfer, donate or pledge his shares in accordance with laws, administrative regulations and provisions of these Articles of Association;

(5)	the right of knowledge and decision making power with respect to important matters of the Company in accordance with laws, administrative regulations and these Articles of Association;

(6)	the right to obtain relevant information in accordance with the provisions of these Articles of Association, including:

(i)	the right to obtain a copy of these Articles of Association, subject to payment of the cost of such copy;

(ii)	the right to inspect and copy, subject to payment of a reasonable charge;

(iii)	all parts of the register of shareholders;

(a)	personal particulars of each of the Company’s directors, supervisors, president and other senior administrative officers, including:

(aa)	present name and alias and any former name or alias;

(bb)	principal address (residence);

(cc)	nationality;

(dd)	primary and all other part-time occupations and duties;

(ee)	identification documents and their relevant numbers;

(b)	state of the Company’s share capital;

(c)	reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of last accounting year and the aggregate amount paid by the Company for this purpose;

(d)	minutes of shareholders’ general meetings; and

(e)	interim and annual reports of the Company.

(7)	in the event of the termination or liquidation of the Company, to participate in the distribution of surplus assets of the Company in accordance with the number of shares held; and

(8)	other rights conferred by laws, administrative regulations and these Articles of Association.

According to Article 266, dividends shall be distributed in accordance with the proportion of shares held by shareholders.

According to Article 67 of the Articles of Association, shareholders of the company have the obligation not to withdraw their shares unless required by laws and regulations.

According to Article 37 of the Articles of Association, the Company may repurchase its issued shares under the following circumstances: (1) cancellation of shares for the reduction of its capital; (2) merging with another company that holds shares in the Company; (3) awarding its employees with shares; (4) at the request of the dissenting shareholders; and (5) other circumstances permitted by laws and administrative regulations.

According to Article 41 of the Articles of Association, unless the Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its issued shares: (1) where the Company repurchases shares of the Company at par value, payment shall be made out of book surplus distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose; (2) where the Company repurchases shares of the Company at a premium to its par value, payment up to the par value may be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose; and (3) payment by the Company in consideration of the following shall be made out of the Company’s distributable profits: (i) acquisition of rights to repurchase shares of the Company; (ii) Variation of any contract to repurchase shares of the Company; and (iii) release of any of the Company’s obligation under any contract to repurchase shares of the Company.

According to Article 263 of the Articles of Association, when distributing each year’s after-tax profits, the Company shall set aside 10% of such profits for the Company’s statutory common reserve fund, except where the accumulated balance of the said fund has reached 50% of the Company’s registered capital. After the Company has allocated its after-tax profits to the statutory common reserve fund, it may, with the approval of the shareholders by way of resolution in a shareholders’ general meeting, further allocate its after-tax profits to the discretionary common reserve fund.

According to Article 67 of the Articles of Association, shareholders are not liable to make any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription.

The Articles of Association does not have specific provisions discriminating against any existing or prospective holder of such securities as a result of other shareholders owning a substantial number of shares.

Action Necessary to Change Rights of Shareholders

Pursuant to Article 151 of the Articles of Association, shareholders who hold different classes of shares are shareholders of different classes. The holders of the Domestic Shares and holders of Overseas Listed Foreign Shares are deemed to be shareholders of different classes.

Pursuant to Article 152 of the Articles of Association, rights conferred on any class of shareholders in the capacity of shareholders (“class rights”) may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by holders of shares of that class at a separate meeting.

Pursuant to Article 154 of the Articles of Association, shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of the following matters: (i) to effect an exchange of all or part of the shares of such class into shares of another class or to effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; (ii) to restrict the transfer or ownership of the shares of such class or add to such restriction; (iii) to restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring; and (iv) to vary or abrogate the provisions of these Articles of Association. However, interested shareholder(s) shall not be entitled to vote at class meetings.

Pursuant to Article 155 of the Articles of Association, resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.

Pursuant to Article 156 of the Articles of Association, written notice of a class meeting shall be given forty-five days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty days before the date of the class meeting. If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches more than one half of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of notice.

Pursuant to Article 157 of the Articles of Association, notice of class meetings need only be served on shareholders entitled to vote thereat. Meeting of any class of shareholders shall be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions of these Articles of Association relating to the manner to conduct any shareholders’ general meeting shall apply to any meeting of a class of shareholders.

Meetings of Shareholders

According to Article 78, shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year.

According to Article 79, under any of the following circumstances, the Board of Directors shall convene an extraordinary general meeting within two months: (1) the number of directors is less than that is required by the Company Law or two thirds of the number of directors specified in these Articles of Association; (2) the accrued losses of the Company amount to one third of the total amount of its share capital; (3) shareholder(s) individually or jointly holding 10% or more of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting; (4) it is deemed necessary by the Board of Directors or requested by the supervisory committee to convene an extraordinary general meeting; (5) more than one half of the independent directors propose to convene the meeting.

According to Article 91 of the Articles of Association, notice of a shareholders’ general meeting shall be given by way of announcement or by any other manner as provided in these Articles of Association (if necessary), not less than forty-five days (including forty-five days) before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered, the date and the place of the meeting.

According to Article 92 of the Articles of Association, the Company shall, based on the written replies received twenty days before the date of the shareholders’ general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of the Company’s total voting shares, the Company may hold the meeting; if not, then the Company shall within five days notify the shareholders again by public notice of the matters to be considered, the place and date for, the meeting. The Company may then hold the meeting after such publication of notice.

Limitation on Right to Own Securities

The Articles of Association does not specifically provide for the limitations on the rights to own securities by certain shareholders, however, the PRC Special Regulations on Overseas Offering and the Listing of Shares by Companies Limited by Share (the “Special Regulations”) and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the “Mandatory Provisions”) provide for different classes of shares to be subscribed for and traded by local and overseas investors respectively. Shares which can be traded by overseas investors must be in registered form and while denominated in Renminbi, they are traded in foreign currency with dividends payable in foreign currency. Local investors are prohibited from dealing in such shares.

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

Ownership to Be Disclosed

The Articles of Association do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts.

Other than such contracts as are described in our disclosure in Item 4 “Information on the Company” and Item 7 "Related Party Transactions", we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.

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

On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar so that the Renminbi is now permitted to fluctuate within a band against a basket of certain foreign currencies. On May 18, 2007, the People’s Bank of China announced that the floating band of Renminbi trading prices against U.S. dollar in the inter-bank spot foreign exchange market would be permitted to rise or fall by as much as 0.5%. The floating band was subsequently expanded to 1% by the People’s Bank of China, effective from April 16, 2012.

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

China currently has double-taxation treaties with a number of countries, such as Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States. Under the U.S.-PRC Tax Treaty, China may tax a dividend paid by the Company to a U.S. holder up to a maximum of 10% of the gross amount of such dividend.

For individuals, Chinese tax law generally provides that an individual who receives dividends from Chinese companies is subject to a 20% individual income tax. A 50% reduction of taxable income is granted by Chinese tax law for an individual receiving dividends from a listed company on Shanghai Stock Exchange or Shenzhen Stock Exchange. As a result, the effective tax rate for dividends received by A share individual holder is 10% in 2012. Dividend income received by any foreign individual that holds overseas shares in Chinese enterprise is generally subject to individual income tax at a flat rate of 20%, subject to exemption or reduction by an applicable double-taxation treaty.

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

United States Federal Income Taxation

This discussion describes general U.S. federal income tax consequences of the purchase, ownership and disposition of the Company’s ADRs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in the Company’s ADRs. This discussion applies to you only if you hold and beneficially own the Company's ADRs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations, retirement plans, individual retirement accounts or tax deferred accounts;

•	partnerships or other pass-through entities (including entities treated as partnerships for U.S. federal income tax purposes) or persons holding ADRs through any such entities;

•	persons that hold ADRs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons who are U.S. expatriates;

•	persons liable for alternative minimum tax; or

•	persons who directly, indirectly or constructively own 10% or more of the total combined voting power of all classes of the Company’s shares (including ADRs) entitled to vote.

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

U.S. Holders

Dividends on ADRs

Subject to the Passive Foreign Investment Company (“PFIC”) discussion below, if the Company makes distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADRs will generally be treated as dividend income if the distributions are made from the Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADRs for a sufficient period of time, dividend distributions on the Company’s ADRs will generally constitute qualified dividend income taxed at a preferential rate as long as the Company is not treated as a PFIC, the Company’s ADRs continue to be readily tradable on the New York Stock Exchange and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the ADRs and thereafter as capital gain. However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, so each U.S. Holder should therefore assume that any distribution by the Company with respect to the ADRs will constitute ordinary dividend income. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from the Company. Dividends generally will constitute foreign source passive income for U.S. foreign tax credit limitation purposes. You should consult your own tax advisor to determine the foreign tax credit implications of owning ADRs.

Sales and other dispositions of ADRs

Subject to the PFIC discussion below, when you sell or otherwise dispose of the Company’s ADRs, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADRs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADRs. Any gain or loss you recognize is long-term capital gain or loss if your holding period in the Company’s ADRs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain is eligible for preferential rates. Your ability to deduct capital losses is subject to various limitations.

Passive Foreign Investment Company

If the Company is currently or were to become a PFIC, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

The Company will be classified as a PFIC in any taxable year if either: (1) the average value during the taxable year of its assets that produce passive income, or are held for the production of passive income, is at least 50% of the average value of its total assets for such taxable year (the “Asset Test”); or (2) 75% or more of its gross income for the taxable year is passive income (such as certain dividends, interest or royalties)(the “Income Test”). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or as being held for the production of passive income; and (2) the average values of the Company’s passive and total assets is calculated based on its market capitalization. In the case of publicly traded corporations, fair market value must be used for purposes of applying the Asset Test. In addition, regarding the above two tests, there are complex look-through rules to consider with respect to the assets and activities of related corporations from which the Company either receives income or in which it holds an interest. More specifically, certain adjustments are made to exclude certain income received from a related party or to include income earned and assets held by a 25% or more owned subsidiary in determining whether the Company qualifies as a PFIC under the two tests. In particular: 1) passive income received from a related party is excluded if it is properly allocable to the non-passive income of the related party, and 2) if the Company owns directly or indirectly 25% or more of the stock of another corporation, the Company is treated as if it owned directly a proportionate share of that corporation’s assets and income.

The Company believes that it was not a PFIC for the taxable year 2012. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2013 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, the Company would be a PFIC for the taxable year 2012 if the sum of its average market capitalization, which is its share price multiplied by the total amount of its outstanding shares, and its liabilities over that taxable year is not more than twice the value of its cash, cash equivalents, and other assets that are readily converted into cash.

If the Company were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess distributions” the Company makes regardless of whether the Company continues to be a PFIC in the year in which you receive an “excess distribution”. An “excess distribution” would be either (1) the excess amount of a distribution with respect to ADRs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADRs, or (2) 100% of the gain from the disposition of ADRs.

To compute the tax on “excess” distributions or any gain, (1) the “excess distribution” would be allocated ratably to each day in your holding period, (2) the amounts allocated to the current year and to any tax year before the first day on which the Company became a PFIC would be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of U.S. federal income tax for any period described under (3) above would be imposed with respect to any portion of the “excess” distribution that is allocated to such period. In addition, if the Company were a PFIC, no distribution that you receive from the Company would qualify for taxation at the preferential rate discussed in the “Dividends on ADRs” section above.

If the Company were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 “Information Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund.” However, the Company does not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ADRs.

If the Company were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADRs provided the Company’s ADRs are “marketable”. The Company’s ADRs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADRs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADRs would be adjusted to reflect any such income or loss. Any gains recognized on the sale or other disposition of the ADRs would be treated as ordinary income and any losses would be treated as ordinary losses (but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADRs.

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

Medicare Tax

Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 12, 2012.

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

You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADRs, unless:

•	that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADRs, such gain is attributable to a permanent establishment that you maintain in the United States; or

•	you are a non-resident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and certain other conditions are met.

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

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ADRs and the proceeds received on the sale or other disposition of those ADRs may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, or an appropriate substitute, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

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

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

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

I.	Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Fuel Price Fluctuation Risk

The Group’s earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage the Group’s exposure to the fluctuations in jet fuel prices. The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,740 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 48(e) to the consolidated Financial Statements.

Interest Rate Risk

The Group is subject to market risks due to fluctuations in interest rates. The majority of the Group’s borrowing is in the form of long-term fixed-rate and variable-rate debts with original maturities ranging from three to twelve years . Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. From time to time, the Group may enter into interest rate swaps designed to mitigate exposure relating to interest rate risks. The sensitivity analysis of interest rate risk is disclosed in Note 48(b) to the consolidated Financial Statements.

The following table provides information regarding the Group’s financial instruments that are sensitive to changes in interest rate as of December 31, 2012 and 2011:

	As of December 31, 2012
	Expected Maturity Date								As of December 31, 2011
	2013	2014	2015	2016	2017	Thereafter	Total Recorded Amount	Fair Value(2)	Total Recorded Amount	Fair Value(2)
Fixed-rate bank and other loans in US$	794	102	102	102	14	-	1,114	1,124	563	578
Average interest rate	3,66%	3.14%	3.14%	3.14%	3.14%	-

Variable-rate bank and other loans in US$	20,569	7,170	7.599	3,718	3,075	8,043	50,174	50,174	46,497	46,497
Average interest rate	2.27%	2.23%	2.19%	2.30%	2.25%	2.26%

Fixed-rate bank and other loans in RMB	60	-	-	-	-	-	60	60	60	60
Average interest rate	4.86%

Variable-rate bank and other loans in RMB	476	45	223	-	-	-	744	744	703	703
Average interest rate	5.84%	5.84%	5.99%

Fixed-rate bills payable in RMB	-	-	-	-	-	-	-	-	50	50
Average interest rate	-

(1)	These interest rates are calculated based on the year end indices.
(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2012 and 2011

Foreign Currency Exchange Risk

The Group is also exposed to foreign currency risk as a result of its aircraft and flight equipment being sourced from overseas suppliers. Specifically, the Group’s foreign currency exposure relates primarily to its foreign currency long-term bank and other loans used to finance such capital expenditures and its capital commitments. Subject to certain restrictive conditions imposed by the SAFE, the Group may, from time to time, enter into foreign exchange forward option contracts to mitigate its foreign currency exposures. The sensitivity analysis of foreign currency risk is disclosed in Note 48(c) to the consolidated Financial Statements.

As of December 31, 2012, the Group operated a total of 265 aircraft under operating leases and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks. However, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under capital leases and operating leases are disclosed in Note 33 and Note 49 to the consolidated Financial Statements, respectively.

The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2012 and 2011:

	As of December 31, 2012
	Expected Maturity Date								As of December 31, 2011
	2013	2014	2015	2016	2017	Thereafter	Total Recorded Amount	Fair Value(1)	Total Recorded Amount	Fair Value(1)
Fixed-rate bank and other loans in US$	794	102	102	102	14	-	1,114	1,124	563	578
Variable-rate bank and other loans in US$	20,569	7,170	7,599	3,718	3,075	8,043	50,174	50,174	46,497	46,497
Capital commitment in US$	23,671	19,951	14,990	6,589	6,108	-	71,309	71,309	61,250	61,250

(1)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2012 and 2011.

ITEM	12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

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

Fees and Payments from the Depositary to Us

In 2012, the Company received from the depositary a reimbursement of US$60,659.72, net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by the Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of its service to the Company, the Bank of New York Mellon waived a total amount of US$130,189.10 for the standard costs associated with the administration of the ADS program in 2012.

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

Disclosure controls and procedures

Our President and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) or 15d-15(e)), and concluded that, based on their evaluation, our disclosure controls and procedures are effective as of the end of the period covered by this Annual Report to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

KPMG, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report, and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Attestation of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Southern Airlines Company Limited:

We have audited the internal control over financial reporting of China Southern Airlines Company Limited (the “Company”) as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Southern Airlines Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2012, and our report dated March 26, 2013, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 26, 2013

Changes in internal control over financial reporting

During the year ended December 31, 2012, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Board of Directors has determined that Mr. Gong Hua Zhang qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Gong Hua Zhang satisfies as an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. See “Item 6 Directors, Senior Management and Employees — Directors and Senior Management”.

ITEM 16B. CODE OF ETHICS.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. Such code is included in the director service agreements, a form of which is incorporated by reference in this Annual Report in Exhibit 4.1. Each of the aforementioned senior corporate officers currently serves as a Director and all of our Directors are subject to the director service contracts with the Company. Pursuant to the director service agreements, among other things, Directors (i) owe fiduciary duties to the Company and shall perform their duties in compliance with applicable governmental laws, rules and regulations; (ii) shall not engage in any activities in competition with the Company’s business or carry out any activities detrimental to the interests of the Company; and (iii) shall be held liable for any loss or injury incurred to the Company as a result of such Director’s violation of applicable laws and regulations.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2011 and 2012:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	RMB (in million)
2011	9.0	3.0	0.3	0.7
2012	9.2	4.0	0.5	0.7

Audit-related Fees

Review of the Group’s 2011 interim financial report prepared under IFRSs and 2012 interim financial report prepared under IFRSs.

Tax Fees

Services provided primarily consist of tax compliance services.

Other Fees

Provision of services in respect of work on statement of working capital sufficiency, indebtedness statement and profit forecast as required by Hong Kong Listing Rules, and other assurance and advisory services.

Before our principal accountants were engaged by the Company or our subsidiaries to render the audit or non-audit services, the engagements were approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On March 26, 2013, the board of the directors of the Company resolved, as recommended by our audit committee, to propose to change our principal accountants, KPMG, after the completion of their audit of our consolidated financial statements as of and for the year ended December 31, 2012 and the effectiveness of internal control over financial reporting as of December 31, 2012 and to appoint PricewaterhouseCoopers Zhong Tian CPAs Limited (to be renamed as PricewaterhouseCoopers Zhong Tian LLP), or PwC as our new principal accountants effective upon the approval by the shareholders of the Company at the forthcoming annual general meeting. Such change in our principal accountants is due to the relevant requirements issued by the State-Owned Assets Supervision and Administration Commission of the PRC. According to the relevant requirements, if the service term of the external auditor appointed by the state-owned enterprises to continuously undertake financial auditing work exceeds the prescribed time limit, such auditor needs to be changed. In this connection, the Company, a listed company controlled by a stated-owned enterprise, will not reappoint KPMG as our principal accountants at the forthcoming annual general meeting.

The audit reports of KPMG on our consolidated financial statements as of and for the fiscal years ended December 31, 2011 and 2012 contain no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2011 and 2012 and through April 26, 2013, there have been no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreements in connection with their report, nor have there been any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F). We have provided a copy of the foregoing disclosure to KPMG and requested that KPMG furnish a letter addressed to the SEC stating whether or not KPMG agrees with such disclosure. A copy of the letter from KPMG addressed to SEC, dated April 26, 2013, is filed as Exhibit 15.1 to this Form 20-F.

During the two most recent fiscal years and through April 26, 2013, neither we nor any person on our behalf consulted PwC regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with PwC or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F). Also, during the two most recent fiscal years and through April 26, 2013, we have not obtained any written report or oral advice that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

ITEM 16G. CORPORATE GOVERNANCE.

Set out below is a summary of any significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange (“NYSE”):

NYSE corporate governance rules	The Company’s governance practices
Director Independence

A listed company must have a majority of independent directors on its board of directors. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).	The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

Executive Sessions

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	No similar requirements.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The Company has established a nominating committee. As of December 31, 2012, the Nomination Committee consists of three members, Si Xian Min, Wei Jin Cai (Independent non-executive Director) and Gong Hua Zhang (Independent non-executive Director). Mr. Si Xian Min was appointed as the chairman of the Nomination Committee on December 29, 2012. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of directors and executives and give advice to the Board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to the Board.

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

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	The Company has established a remuneration committee consisting of three members. As of December 31, 2012, the remuneration committee is chaired by independent non-executive Director Ning Xiang Dong with independent non-executive Director Gong Hua Zhang and non-executive Director Wang Quan Hua as members.

The written charter of the compensation committee must state, at least, the following purposes and responsibilities:

(1) review and approve the corporate goals associated with CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals, and based on such evaluation determine and approve the CEO’s compensation level;	The responsibilities are similar to those stipulated by the NYSE rules, but the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee. The responsibilities of the remuneration committee are to approve the remuneration packages of Directors and senior management of the Group, and the Company’s “preliminary proposals on annual emoluments of the directors and senior management of the Group”. The remuneration committee is also responsible for assessing performance of executive director and approving the terms of executive directors’ service contracts.

(2) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval;

(3) produce a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC.

NYSE corporate governance rules	The Company’s governance practices
The charter must also include the requirement for an annual performance evaluation of the compensation committee.

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.	The Board of Directors of the Company has established an audit committee that satisfies relevant domestic requirements and the audit committee has a written charter. As of December 31, 2012, the Audit Committee consists of three members, Mr. Ning Xiang Dong, Wei Jin Cai and Gong Hua Zhang, with Gong Hua Zhang being the Chairman of the Audit Committee.

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.	The responsibilities of the audit committee are similar to those stipulated by the NYSE rules, but according to the domestic practices, the Company is not required to make an annual performance evaluation of the audit committee and the audit committee is not required to prepare an audit report to be included in the Company’s annual proxy statement.

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

ITEM 16. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

See F-pages following Item 19.

ITEM 19. EXHIBITS.

Index to Exhibits

Exhibit No.	Description of Exhibit
1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation)(1)

2.1	Specimen Certificate for the H Shares

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt(2)

4.1	Form of Director’s Service Agreement(3)

4.2	Form of Non-executive Director’s Service Agreement(4)

4.3	Aircraft Acquisition Agreement entered into by and between the Company and Boeing on February 28, 2012(5)

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012*

4.5	Aircraft Acquisition Agreement entered into by and between the Company and Airbus S.A.S. on December 5, 2012*

4.6	Land Lease Contract and Tenancy Contract entered into by and between the Company and CSAHC on February 14, 2011

4.7	Asset Lease Agreement entered into by and between the Company and CSAHC on September 25, 2012

4.8	Tenancy Contract entered into by and between the Company and CSAHC in relation to certain fragmented leases located in various locations on September 25, 2012

4.9	Lease Agreement of Nanyang Base Assets entered into by and between the Company and CSAHC on January 24, 2013

4.10	Trademark License Agreement entered into by and between the Company and CSAHC on May 22, 1997(6)

4.11	A Share subscription agreement entered into by and between the Company and CSAHC on June 11, 2012

4.12	Supplemental Agreement to the financial service framework agreement entered into by and between the Company and CSAHC regarding revising each of the Cap in relation to the Provision of Deposit Services and the annual cap for the Provision of the Loan Services on March 16, 2012

8.1	Subsidiaries of China Southern Airlines Company Limited (as of the date of the report)

11.1	Code of Ethics (included in Exhibit 4.1)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

15.1	Letter from KPMG regarding Item 16F of this Annual Report

*	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1)	Incorporated by reference to the Exhibit 99.5 to our Form 6-K (File No. 001-14600) filed with the Securities and Exchange Commission on January 24, 2013.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-07116), filed with the Securities and Exchange Commission on August 7, 2012.

(3)	Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(4)	Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(5)	Incorporated by reference to the Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 27, 2012.

(6)	Incorporated by reference to the Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Si Xian Min
Name: Si Xian Min

Title: Chairman of the Board of Directors

Date: April 26, 2013

CHINA SOUTHERN AIRLINES COMPANY LIMITED

AND SUBSIDIARIES

81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Southern Airlines Company Limited

We have audited the accompanying consolidated statements of financial position of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 26, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

March 26, 2013

Consolidated income statements for the years ended

December 31, 2012, 2011 and 2010

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2012	2011	2010
		RMB million	RMB million	RMB million
Operating revenue

Traffic revenue	4	96,100	87,252	74,140

Other operating revenue	5	3,414	3,143	2,355

Total operating revenue		99,514	90,395	76,495

Operating expenses

Flight operations	6	54,690	48,344	38,593

Maintenance	7	7,971	7,531	5,586

Aircraft and traffic servicing	8	14,072	12,337	10,968

Promotion and sales	9	7,134	6,568	5,555

General and administrative	10	2,425	2,807	2,266

Impairment on property, plant and equipment		-	584	212

Depreciation and amortization	11	8,264	7,689	7,065

Others		1,321	1,203	444

Total operating expenses		95,877	87,063	70,689

Other net income	13	1,462	1,021	476

Operating profit		5,099	4,353	6,282

Interest income		235	179	93

Interest expense	14	(1,376)	(1,067)	(1,265)

Share of associates’ results	22	317	456	56

Share of jointly controlled entities’ results	23	121	125	112

Exchange gain, net		267	2,755	1,746

Other non-operating income	15	75	129	1,065

Profit before taxation		4,738	6,930	8,089

Income tax	17	(954)	(840)	(1,677)

Profit for the year		3,784	6,090	6,412

Consolidated income statements for the years ended

December 31, 2012, 2011 and 2010 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2012		2011		2010
		RMB million		RMB million		RMB million
Attributable to:

Equity shareholders of the Company			2,619		5,110		5,792

Non-controlling interests			1,165		980		620

Profit for the year			3,784		6,090		6,412

Earnings per share

Basic and diluted	19	RMB	0.27	RMB	0.52	RMB	0.70

The notes on pages F-12 to F-93 form part of these consolidated financial statements.

Consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2012	2011	2010
		RMB million	RMB million	RMB million

Profit for the year		3,784	6,090	6,412

Other comprehensive income for the year (after tax and reclassification adjustments):

Available-for-sale securities:
net movement in the fair value reserve	18	4	(12)	(15)

Total comprehensive income for the year		3,788	6,078	6,397

Attributable to:
Equity shareholders of the Company		2,622	5,100	5,786
Non-controlling interests		1,166	978	611

Total comprehensive income for the year		3,788	6,078	6,397

The notes on pages F-12 to F-93 form part of these consolidated financial statements.

Consolidated statements of financial position at December 31, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2012	2011
		RMB million	RMB million
Non-current assets
Property, plant and equipment, net	20	100,040	87,711
Construction in progress	21	18,689	15,940
Lease prepayments		2,198	1,932
Interest in associates	22	1,033	746
Interest in jointly controlled entities	23	1,103	985
Other investments in equity securities	24	160	166
Lease deposits		672	583
Available-for-sale equity securities	25	69	64
Deferred tax assets	26	1,223	1,300
Other assets	27	480	500
		125,667	109,927

Current assets
Inventories	28	1,708	1,618
Trade receivables	29	1,853	2,147
Other receivables	30	2,139	4,988
Prepaid expenses and other current assets		758	630
Amounts due from related companies	36	247	167
Pledged bank deposits	32(g)	-	72
Cash and cash equivalents	31	10,082	9,863
		16,787	19,485

Current liabilities
Bank and other loans	32	21,899	18,789
Obligations under finance leases	33	2,494	1,784
Trade payables	34	1,825	2,847
Sales in advance of carriage		4,854	5,299
Deferred revenue	35	1,201	907
Current taxation		346	871
Amounts due to related companies	36	308	122
Accrued expenses	37	11,800	9,480
Other liabilities	38	4,004	4,314

		48,731	44,413

Net current liabilities	48	(31,944)	(24,928)

Total assets less current liabilities		93,723	84,999

Consolidated statements of financial position at December 31, 2012 and 2011 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2012	2011
		RMB million	RMB million
Non-current liabilities and deferred items
Bank and other loans	32	30,196	29,037
Obligations under finance leases	33	19,371	14,053
Deferred revenue	35	1,649	1,178
Provision for major overhauls	39	902	1,178
Provision for early retirement benefits	40	66	89
Deferred benefits and gains	41	1,011	1,058
Deferred tax liabilities	26	794	629
		53,989	47,222

Net assets		39,734	37,777

Capital and reserves
Share capital	42	9,818	9,818
Reserves	43	23,021	22,357

Total equity attributable to equity shareholders of the Company		32,839	32,175

Non-controlling interests		6,895	5,602

Total equity		39,734	37,777

The notes on pages F-12 to F-93 form part of these consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
					(Accumulated
					losses) /		Non-
	Share	Share	Fair value	Other	retained		controlling	Total
	capital	premium	reserve	reserves	profits	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
				(Note (a))

Balance at January 1, 2010	8,003	5,121	37	754	(3,458)	10,457	2,911	13,368

Changes in equity for 2010:
Profit for the year	-	-	-	-	5,792	5,792	620	6,412
Other comprehensive income	-	-	(6)	-	-	(6)	(9)	(15)

Total comprehensive income	-	-	(6)	-	5,792	5,786	611	6,397

Issuance of shares	1,815	8,757	-	-	-	10,572	-	10,572
Decrease in non-controlling interest as a result of loss of control of a subsidiary	-	-	-	-	-	-	(2)	(2)
Distributions to non-controlling interests	-	-	-	-	-	-	(6)	(6)
Acquisition of non-controlling interests in a subsidiary	-	-	-	-	-	-	(15)	(15)
Government contributions	-	-	-	2	-	2	-	2

Balance at December 31, 2010 and January 1, 2011	9,818	13,878	31	756	2,334	26,817	3,499	30,316

Changes in equity for 2011:
Profit for the year	-	-	-	-	5,110	5,110	980	6,090
Other comprehensive income	-	-	(10)	-	-	(10)	(2)	(12)

Total comprehensive income	-	-	(10)	-	5,110	5,100	978	6,078

Appropriations to reserves	-	-	-	321	(321)	-	-	-
Distributions to non-controlling interests	-	-	-	-	-	-	(122)	(122)
Capital injection into a subsidiary by a third party (Note (b))	-	253	-	-	-	253	1,207	1,460
Capital injection from a non-controlling interest of a subsidiary (Note (c))	-	-	-	-	-	-	40	40
Share of an associate’s reserves movement	-	-	-	5	-	5	-	5

Balance at December 31, 2011 and January 1, 2012	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
					(Accumulated
					losses) /		Non-
	Share	Share	Fair value	Other	retained		controlling	Total
	capital	premium	reserve	reserves	profits	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
				(Note (a))

Balance at December 31, 2011 and January 1, 2012	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777

Changes in equity for 2012:
Profit for the year	-	-	-	-	2,619	2,619	1,165	3,784
Other comprehensive income	-	-	3	-	-	3	1	4

Total comprehensive income	-	-	3	-	2,619	2,622	1,166	3,788

Appropriations to reserves	-	-	-	132	(132)	-	-	-
Dividends approved in respect of the previous year (Note 43(b))	-	-	-	-	(1,964)	(1,964)	-	(1,964)
Acquisition of non-controlling interests in a subsidiary (Note 47(b))	-	-	-	-	(6)	(6)	(11)	(17)
Capital injection from the non- controlling shareholder of a subsidiary (Note (d))	-	-	-	-	-	-	140	140
Government contributions (Note 43(c))	-	-	-	10	-	10	10	20
Distributions to non-controlling interests	-	-	-	-	-	-	(12)	(12)
Share of an associate’s reserves movement	-	-	-	2	-	2	-	2

Balance at December 31, 2012	9,818	14,131	24	1,226	7,640	32,839	6,895	39,734

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

Note (a):	Other reserves represent statutory surplus reserve, discretionary surplus reserve and others. Details are set out in Note 43.

Note (b):	On December 20, 2010, the Company, Xiamen Jianfa Group Co., Ltd. (“Xiamen Jianfa”), a non-controlling interest of Xiamen Airlines Company Limited (“Xiamen Airlines”), and Hebei Aviation Investment Group Corporation Limited (“Hebei Investment”) entered into an agreement. Pursuant to the agreement, Hebei Investment agreed to inject cash of RMB1,460 million into Xiamen Airlines for 15% equity interests in Xiamen Airlines. In March 2011, the capital injection was received in full and the Company’s equity interest in Xiamen Airlines was diluted from 60% to 51%. Xiamen Airlines remains a subsidiary of the Company.

Note (c):	Pursuant to an agreement entered into by the equity holders of Guizhou Airlines Company Limited (“Guizhou Airlines”), a subsidiary of the Company, in May 2011, the equity holders of Guizhou Airlines agreed to further inject capital of RMB300 million into Guizhou Airlines by the end of 2013 pari passu based on their existing equity percentages. The Company and the non-controlling interest holder injected RMB60 million and RMB40 million, respectively into Guizhou Airlines in 2011.

Note (d):	On May 31, 2012, the Board of the Company approved the plan for the increase in registered capital in Xiamen Airlines, pursuant to which, the registered capital of Xiamen Airlines increased from RMB3 billion to RMB5 billion. The Company, Xiamen Jianfa and Hebei Investment converted their portions of reserves and retained earnings in Xiamen Airlines that amounted to RMB1,020 million, RMB680 million and RMB160 million, respectively into the share capital of Xiamen Airlines. Hebei Investment made further capital injection of RMB140 million in cash. As a result, the percentage of equity interests held by the three parties in Xiamen Airlines remains unchanged before and after the capital injection.

The notes on pages F-12 to F-93 form part of these consolidated financial statements.

Consolidated cash flow statements for the years ended December 31, 2012, 2011 and 2010

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2012	2011	2010
		RMB million	RMB million	RMB million
Operating activities
Cash generated from operating activities	31(b)	14,475	16,187	13,024
Interest received		224	176	84
Interest paid		(1,758)	(1,235)	(1,473)
Income tax paid		(1,237)	(2,571)	(193)

Net cash from operating activities		11,704	12,557	11,442

Investing activities
Proceeds from disposal of property, plant and equipment and lease prepayments		522	1,531	364
Proceeds from sale of a jointly controlled entity		-	-	1,607
Net cash settlement of derivative financial instruments		-	(12)	(61)
Dividends received from associates		77	53	-
Dividends received from a jointly controlled entity		-	3	10
Dividends received from other investments	24/25	12	10	13
Loans repaid by an associate		2	4	4
Payment for lease deposits		(101)	(78)	(16)
Payment for purchase of available-for-sale equity securities		-	-	(5)
Payment for wealth management products		(1,100)	(28,650)	-
Refund of lease deposits		10	12	19
Proceeds from maturity of wealth management products		4,100	25,150	-
Capital expenditures		(15,733)	(20,038)	(13,469)
Capital injection in an associate		-	(37)	-
Interest received on wealth management products		53	95	-
Disposal / deemed disposal of a subsidiary and other	47(b)	5	-	(34)

Net cash used in investing activities		(12,153)	(21,957)	(11,568)

Consolidated cash flow statements for the years ended December 31, 2012, 2011 and 2010 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2012	2011	2010
		RMB million	RMB million	RMB million
Financing activities
Proceeds from issue of shares		-	-	10,572
Dividends paid to equity shareholders of the Company	43(b)	(1,964)	-	-
Proceeds from bank and other loans		31,940	19,395	22,100
Repayment of bank and other loans		(27,533)	(10,141)	(24,976)
Repayment of principal under finance lease obligations		(1,978)	(1,702)	(1,505)
Capital contribution received from government		20	-	2
Capital injection from the non-controlling shareholder of a subsidiary		140	1,500	-
Dividends paid to non-controlling interests		(12)	(121)	(6)
Payment for purchase of non-controlling interest		(17)	-	-
Withdrawal / (placement) of pledged bank deposits	32(g)	72	(72)	-

Net cash from financing activities		668	8,859	6,187

Net increase / (decrease) in cash and cash equivalents		219	(541)	6,061
Cash and cash equivalents at January 1		9,863	10,404	4,343

Cash and cash equivalents at December 31		10,082	9,863	10,404

The notes on pages F-12 to F-93 form part of these consolidated financial statements.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

1	Reporting entity

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

On August 20, 2009 and August 21, 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung Holding Limited (“Nan Lung”), a wholly-owned subsidiary of CSAHC, respectively.

On October 29, 2010, the Company issued 123,900,000 A shares and 1,377,600,000 A shares to CSAHC and certain third party investors, respectively. On November 1, 2010, the Company issued 312,500,000 H shares to Nan Lung.

The share capital of the Company comprised 7,022,650,000 A shares and 2,794,917,000 H shares as of December 31, 2012.

2	Significant accounting policies

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”).

The IASB has issued certain amendments to IFRSs that are first effective for the current accounting period of the Group and the Company. Note 3 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these consolidated financial statements.

2	Significant accounting policies (continued)

(b)	Basis of preparation of the consolidated financial statements

At December 31, 2012, the Group’s current liabilities exceeded its current assets by RMB31,944 million, which includes bank and other loans repayable within one year of RMB21,899 million. In preparing the consolidated financial statements, the directors have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfill the Group’s short-term obligations and capital expenditure requirements. Accordingly, the consolidated financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 48(a).

The consolidated financial statements for the year ended December 31, 2012 comprise the Company and its subsidiaries and the Group’s interest in associates and jointly controlled entities.

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

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 53.

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

2	Significant accounting policies (continued)

(d)	Associates and jointly controlled entities (continued)

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

When the Group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in the consolidated income statement. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

(e)	Goodwill

Goodwill represents the excess of

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the Group’s interest in the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in the consolidated income statement as a gain on a bargain purchase.

2	Significant accounting policies (continued)

(e)	Goodwill (continued)

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

2	Significant accounting policies (continued)

(h)	Property, plant and equipment

(i)	Investment property

Investment properties are land and / or buildings which are owned or held under leasehold interest (Note 2(j)) to earn rental income and / or for capital appreciation.

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

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years

Owned and leased aircraft	15 to 20 years

Other flight equipment

- Jet engines	15 to 20 years

- Others, including rotable spares	3 to 15 years

Machinery and equipment	4 to 10 years

Vehicles	6 to 8 years

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

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. If the sale price is below fair value then the gain or loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortized over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

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

Impairment losses recognized in the consolidated income statement in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognized directly in other comprehensive income.

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

Internal and external sources of information are reviewed at the end of each financial year to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

-	Property, plant and equipment;

-	Construction in progress;

-	Lease deposits;

-	Lease prepayments;

-	Other assets; and

-	Goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

-	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit)

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

Inventories held for sale or disposal are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2	Significant accounting policies (continued)

(m)	Inventories (continued)

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

2	Significant accounting policies (continued)

(r)	Financial guarantees issued, provisions and contingent liabilities (continued)

(i)	Financial guarantees issued (continued)

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

2	Significant accounting policies (continued)

(u)	Income tax

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

2	Significant accounting policies (continued)

(u)	Income tax (continued)

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

The Group maintains two frequent flyer award programs, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines’ Egret Card Frequent Flyer Program, which provide travel and other awards to members based on accumulated mileages.

Amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group’s frequent flyer award programs. The value attributed to the awarded mileages is deferred as a liability, within deferred revenue, until the mileages are redeemed or expired.

Amount received from third parties for the issue of mileages under the frequent flyer award programs is also deferred as a liability, within deferred revenue.

2	Significant accounting policies (continued)

(v)	Revenue recognition (continued)

(ii)	Frequent flyer revenue (continued)

As members of the frequent flyer award programs redeem mileages for an award, revenue is recorded in the consolidated income statement. Revenue in relation to flight awards is recognized when the transportation is provided. Revenue in relation to non-flight rewards is recognized at the point of redemption where non-flight rewards are selected.

(iii)	Rental income receivable under operating leases is recognized in the consolidated income statement in equal installments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in the consolidated income statement as an integral part of the aggregate net lease payments receivables. Contingent rentals are recognized as income in the accounting period in which they are earned.

(iv)	Dividends

-	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established.

-	Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

(v)	Government grants are recognized in the consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as revenue in the consolidated income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the consolidated income statement over the useful life of the asset by way of reduced depreciation expense.

(vi)	Interest income is recognized as it accrues using the effective interest method.

(w)	Traffic commissions

Traffic commissions are expensed in the consolidated income statement when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded on the consolidated statement of financial position as prepaid expense.

(x)	Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to the consolidated income statement as and when incurred.

2	Significant accounting policies (continued)

(x)	Maintenance and overhaul costs (continued)

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

2	Significant accounting policies (continued)

(z)	Employee benefits (continued)

(iii)	Share-based payment

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

(bb)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

2	Significant accounting policies (continued)

(bb)	Related parties (continued)

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(cc)	Segmental reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

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

The IASB has issued certain amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, Amendments to IFRS 7, Financial instruments: Disclosures – Transfers of financial assets are relevant to the Group’s consolidated financial statements. The amendments to IFRS 7 require certain disclosures to be included in the consolidated financial statements in respect of all transferred financial assets that are not derecognized in their entirety and for any continuing involvement in transferred assets that are derecognized in their entirety, irrespective of when the related transfer transaction occurred. However, an entity need not provide the disclosures for the comparative period in the first year of adoption. The Group did not have any significant transfers of financial assets in previous periods or the current period which require disclosure in the current accounting period under the amendments.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4	Traffic revenue

	2012	2011	2010
	RMB million	RMB million	RMB million

Passenger	77,937	71,435	64,308

Cargo and mail	4,785	4,118	4,249

Fuel surcharge income	13,378	11,699	5,583

	96,100	87,252	74,140

4	Traffic revenue (continued)

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax (mainly including business tax) to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and international, Hong Kong, Macau and Taiwan flights.

Pursuant to the “Notice of exemption of business tax on international traffic revenue” issued jointly by the PRC Ministry of Finance (“MoF”) and the State Administration of Taxation (“SAT”) in 2010, the Group is exempted from business tax on international, including Hong Kong, Macau and Taiwan, traffic revenue from January 1, 2010.

Pursuant to the “Notice of exemption of business tax on fuel surcharge for airline companies” issued jointly by the MoF and the SAT, the Group is exempted from business tax on fuel surcharge income received during the period from January 1, 2008 to December 31, 2010.

Pursuant to Cai Shui [2012] No. 71 jointly issued by the MoF and the SAT on July 31, 2012, the pilot program regarding the transition from business tax to Value Added Tax (“VAT”) was launched in certain provinces since November 1, 2012, including Guangdong and Fujian. Under this pilot program, the traffic revenue and the other revenues, including ground service income, cargo handling income and others, generated in locations that fall into the scope of this pilot program are subjected to VAT levied at rates of 17%, 11% or 6% from November 1, 2012; while the revenue generated in other locations continue to be subject to business tax at applicable tax rates.

Sales tax incurred by the Group during the year ended December 31, 2012, which were net off against revenue, amounted to RMB2,281 million (2011: RMB2,434 million; 2010: RMB1,851 million). Traffic revenue is stated net of sales tax.

5	Other operating revenue

	2012	2011	2010
	RMB million	RMB million	RMB million

Commission income	757	643	469

Hotel and travel services income	647	614	477

Ground services income	350	368	390

General aviation income	445	322	283

Expired sales in advance of carriage	495	309	249

Air catering income	176	166	132

Rental income	123	121	122

Aircraft wet lease income	2	319	50

Cargo handling agency income	109	73	76

Others	310	208	107

	3,414	3,143	2,355

6	Flight operations expenses

	2012	2011	2010
	RMB million	RMB million	RMB million

Jet fuel costs	37,401	32,675	23,492

Operating lease charges	4,897	4,654	5,298

Air catering expenses	2,352	2,073	1,808

Aircraft insurance	203	201	206

Flight personnel payroll and welfare	5,051	4,412	3,420

Training expenses	660	681	628

Civil Aviation Administration of China (“CAAC”) Infrastructure Development Fund contributions	1,868	1,655	1,622

Inventory provision (Note 28)	-	141	8

Others	2,258	1,852	2,111

	54,690	48,344	38,593

7	Maintenance expenses

	2012	2011	2010
	RMB million	RMB million	RMB million

Aviation repair and maintenance charges	7,217	6,885	4,985

Maintenance materials	754	646	601

	7,971	7,531	5,586

8	Aircraft and traffic servicing expenses

	2012	2011	2010
	RMB million	RMB million	RMB million

Landing and navigation fees	8,984	8,426	7,792

Ground service and other charges	5,088	3,911	3,176

	14,072	12,337	10,968

9	Promotion and sales expenses

	2012	2011	2010
	RMB million	RMB million	RMB million

Sales commissions	3,865	3,521	3,232

Ticket office expenses	2,183	1,894	1,373

Computer reservation services	458	471	446

Advertising and promotion	260	292	147

Others	368	390	357

	7,134	6,568	5,555

10	General and administrative expenses

	2012	2011	2010
	RMB million	RMB million	RMB million

General corporate expenses	2,327	2,713	2,158

Auditors’ remuneration	14	13	14

Other taxes and levies	84	81	94

	2,425	2,807	2,266

11	Depreciation and amortization

	2012	2011	2010
	RMB million	RMB million	RMB million

Depreciation

- Owned assets	6,328	5,723	5,724

- Assets acquired under finance leases	1,874	1,917	1,301

Amortization of deferred benefits and gains	(74)	(73)	(71)

Other amortization	136	122	111

	8,264	7,689	7,065

12	Staff costs

	2012	2011	2010
	RMB million	RMB million	RMB million

Salaries, wages and welfare	11,953	10,345	7,713

Retirement scheme contributions	939	960	808

Early retirement benefits (Note 40)	20	37	29

	12,912	11,342	8,550

12	Staff costs (continued)

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 6 to 10 above. Details of staff costs arising from cash-settled share appreciation rights are disclosed in Note 45(c).

13	Other net income

	2012	2011	2010
	RMB million	RMB million	RMB million

Government grants	1,243	828	553

Gain / (loss) on disposal of property, plant and equipment, net and lease prepayments

- Aircraft and spare engines	9	180	(8)

- Other property, plant and equipment and lease prepayments	7	(35)	(1)

Others	203	48	(68)

	1,462	1,021	476

14	Interest expense

	2012	2011	2010
	RMB million	RMB million	RMB million

Interest on bank and other loans wholly repayable within five years	872	543	777

Interest on other loans	417	333	263

Finance charges on obligations under finance leases	468	388	403

Other interest expense (Note 40)	8	8	8

Less: interest expense capitalized	(389)	(205)	(186)

	1,376	1,067	1,265

The borrowing costs have been capitalized at rates ranging from 2.25% to 3.23% per annum in 2012 (2011: 1.79% to 2.99% per annum; 2010: 1.13% to 1.87% per annum).

15	Other non-operating income

	2012	2011	2010
	RMB million	RMB million	RMB million

Interest income on wealth management products	21	128	-

Gain on disposal / deemed disposal and losing control of a subsidiary (Note 47 (b))	54	-	17

Gain on derivative financial instruments, net	-	1	(30)

Gain on sale of a jointly controlled entity classified as held for sale, net	-	-	1,078

	75	129	1,065

16	Remuneration of directors, supervisors and senior management

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2012 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-executive directors

Si Xian Min (Note (i))	-	-	-	-	-

Wang Quan Hua (Note (i))	-	-	-	-	-

Yuan Xin An (Note (i))	-	-	-	-	-

Executive directors

Tan Wan Geng (Note (ii))	-	-	-	-	-

Zhang Zi Fang	-	743	-	70	813

Xu Jie Bo	-	710	-	70	780

Chen Zhen You (Note (iii))	-	576	-	44	620

Supervisors

Pan Fu (Note (i))	-	-	-	-	-

Li Jia Shi	-	710	-	69	779

Zhang Wei (Note (i))	-	-	-	-	-

Yang Yi Hua	-	346	-	68	414

Liang Zhong Gao	-	352	-	69	421

Independent non-executive directors

Gong Hua Zhang	150	-	-	-	150

Wei Jin Cai	150	-	-	-	150

Ning Xiang Dong	150	-	-	-	150

Liu Chang Le	150	-	-	-	150

	600	3,437	-	390	4,427

16	Remuneration of directors, supervisors and senior management (continued)

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2011 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-executive directors

Si Xian Min (Note (i))	-	-	-	-	-

Wang Quan Hua (Note (i))	-	-	-	-	-

Yuan Xin An (Note (i) and (iv))	-	-	-	-	-

Executive directors

Tan Wan Geng (Note (ii))	-	517	300	29	846

Zhang Zi Fang	-	687	300	71	1,058

Xu Jie Bo	-	601	250	71	922

Chen Zhen You	-	601	250	70	921

Supervisors

Pan Fu (Note (i))	-	-	-	-	-

Li Jia Shi	-	601	250	69	920

Zhang Wei (Note (i))	-	-	-	-	-

Yang Yi Hua	-	332	30	68	430

Liang Zhong Gao	-	337	30	69	436

Independent non-executive directors

Gong Hua Zhang	104	-	-	-	104

Wei Jin Cai	104	-	-	-	104

Ning Xiang Dong	104	-	-	-	104

Liu Chang Le (Note (iv))	13	-	-	-	13

Lam Kwong Yu (Note (v))	56	-	-	-	56

	381	3,676	1,410	447	5,914

16	Remuneration of directors, supervisors and senior management (continued)

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2010 are set out below:

		Salaries,
		allowances
		and		Retirement
	Directors’	benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-executive directors

Si Xian Min (Note (i) and (vii))	-	-	-	-	-

Li Wen Xin (Note (i), (vi) and (vii))	-	-	-	-	-

Wang Quan Hua (Note (i) and (vii))	-	-	-	-	-

Executive directors

Liu Bao Heng (Note (i) and (viii))	-	-	-	-	-

Tan Wan Geng (Note (ii))	-	817	150	61	1,028

Zhang Zi Fang	-	778	150	60	988

Xu Jie Bo	-	706	100	60	866

Chen Zhen You	-	706	100	59	865

Supervisors

Pan Fu (Note (i) and (ix))	-	-	-	-	-

Sun Xiao Yi (Note (i) and (x))	-	-	-	-	-

Li Jia Shi	-	708	100	58	866

Zhang Wei (Note (i))	-	-	-	-	-

Yang Yi Hua	-	368	20	56	444

Liang Zhong Gao	-	373	20	57	450

Independent non-executive directors

Wang Zhi (Note (x))	-	-	-	-	-

Sui Guang Jun (Note (x))	100	-	-	-	100

Gong Hua Zhang	100	-	-	-	100

Lam Kwong Yu	87	-	-	-	87

Wei Jin Cai (Note (ix))	-	-	-	-	-

Ning Xiang Dong (Note (ix))	-	-	-	-	-

	287	4,456	640	411	5,794

16	Remuneration of directors, supervisors and senior management (continued)

In addition to the above, certain directors have been granted SARs in respect of their services to the Group, further details of which are set out in note 45(c).

Notes:

(i)	These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

(ii)	This director did not receive remuneration for the service in the capacity of the director of the Company since June 2011, when he started to hold management position in CSAHC and his salary was borne by CSAHC.

(iii)	Retired on December 6, 2012.

(iv)	Appointed on November 30, 2011.

(v)	Resigned on August 5, 2011.

(vi)	Resigned on August 8, 2011.

(vii)	These three directors were appointed as non-executive directors on December 29, 2010.

(viii)	Resigned on November 24, 2010.

(ix)	Appointed on December 29, 2010.

(x)	Resigned on December 29, 2010.

17	Income tax

(a)	Income tax expense in the consolidated income statement

	2012	2011	2010
	RMB million	RMB million	RMB million

PRC income tax

Provision for the year	774	1,516	2,134

Over-provision in prior year	(61)	(59)	-

	713	1,457	2,134

Deferred tax (Note 26)

Origination and reversal of temporary differences	241	(369)	(457)

Recognition of deductible temporary differences unrecognized in prior years	-	(248)	-

	241	(617)	(457)

Actual tax expense	954	840	1,677

17	Income tax (continued)

(a)	Income tax expense in the consolidated income statement (continued)

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

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 22%, 24% and 25% for 2010, 2011 and 2012 onwards, respectively.

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2012	2011	2010
	RMB million	RMB million	RMB million

Profit before taxation	4,738	6,930	8,089

Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note)	1,157	1,706	1,974

Adjustments for tax effect of:

Non-deductible expenses	26	36	111

Non-taxable income	(9)	(9)	(2)

Share of results of associates and jointly controlled entities	(110)	(145)	(42)

Recognition of deductible temporary differences unrecognized in prior years	-	(248)	-

Unused tax losses and deductible temporary differences not recognized	3	16	-

Utilization of unused tax losses and deductible temporary differences not recognized in prior year	(29)	(440)	(364)

Over provision in prior year	(61)	(59)	-

Tax rates differential	(23)	(17)	-

Actual tax expense	954	840	1,677

Note:

The headquarters of the Company and its branches are taxed at rate at 25% (2011: 24% to 25%; 2010: 22% to 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2011: 15% to 25%; 2010: 15% to 25%).

18	Other comprehensive income

Tax effects relating to other comprehensive income

	2012			2011			2010
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	expense	amount	amount	benefit	amount	amount	benefit	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million

Available-for-sales securities:

net movement in fair value reserve	5	(1)	4	(16)	4	(12)	(18)	3	(15)

19	Earnings per share

The calculation of basic earnings per share for the year ended December 31, 2012 is based on the profit attributable to equity shareholders of the Company of RMB2,619 million (2011: RMB5,110 million; 2010: RMB5,792 million) and the weighted average of 9,817,567,000 shares in issue during the year (2011: 9,817,567,000 shares; 2010: 8,314,100,000 shares), calculated as follows:

	2012	2011	2010
	Million shares	Million shares	Million shares

Issued ordinary shares at January 1	9,818	9,818	8,003

Effect of issuance of A shares	-	-	259

Effect of issuance of H shares	-	-	52

Weighted average number of ordinary shares at December 31	9,818	9,818	8,314

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior years.

20	Property, plant and equipment, net

			Aircraft		Other
				Acquired	flight	Machinery,
				under	equipment,	equipment
	Investment			finance	including	and
	properties	Buildings	Owned	leases	rotables	vehicles	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million

Cost:

At January 1, 2011	611	7,583	71,109	25,468	13,499	4,326	122,596

Additions	-	4	2,050	2,959	1,643	452	7,108

Transfer from construction in progress (Note 21)	-	524	6,975	2,409	72	99	10,079

Reclassification on exercise of purchase options	-	-	768	(768)	-	-	-

Disposals	-	(80)	(5,380)	(136)	(124)	(241)	(5,961)

At December 31, 2011	611	8,031	75,522	29,932	15,090	4,636	133,822

At January 1, 2012	611	8,031	75,522	29,932	15,090	4,636	133,822

Additions	-	72	2,676	4,106	1,311	488	8,653

Transfer from construction in progress (Note 21)	-	610	5,526	5,525	476	102	12,239

Reclassification	56	(56)	-	-	-	-	-

Reclassification on exercise of purchase options (Note (e))	-	-	764	(764)	-	-	-

Disposals	-	(58)	(1,477)	(132)	(307)	(150)	(2,124)

At December 31, 2012	667	8,599	83,011	38,667	16,570	5,076	152,590

Accumulated depreciation and impairment losses:

At January 1, 2011	138	1,892	24,122	5,228	8,169	2,833	42,382

Depreciation charge for the year	19	281	4,274	1,917	753	396	7,640

Reclassification on exercise of purchase options	-	-	324	(324)	-	-	-

Disposals	-	(25)	(3,171)	(136)	(53)	(217)	(3,602)

Impairment losses for the year	-	-	526	-	58	-	584

Impairment losses written off on disposal	-	-	(846)	-	(46)	(1)	(893)

At December 31, 2011	157	2,148	25,229	6,685	8,881	3,011	46,111

At January 1, 2012	157	2,148	25,229	6,685	8,881	3,011	46,111

Depreciation charge for the year	21	343	4,732	1,874	892	340	8,202

Reclassification	8	(8)	-	-	-	-	-

Reclassification on exercise of purchase options (Note (e))	-	-	329	(329)	-	-	-

Disposals	-	(43)	(1,133)	(132)	(258)	(149)	(1,715)

Impairment losses written off on disposal (Note (g))	-	-	(48)	-	-	-	(48)

At December 31, 2012	186	2,440	29,109	8,098	9,515	3,202	52,550

Net book value:

At December 31, 2012	481	6,159	53,902	30,569	7,055	1,874	100,040

At December 31, 2011	454	5,883	50,293	23,247	6,209	1,625	87,711

20	Property, plant and equipment, net (continued)

(a)	Most of the Group’s buildings are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073. For other land in the PRC on which the Group’s buildings are erected, the Group was formally granted the rights to use such land pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments in respect of land use rights totaling RMB56 million were paid to CSAHC during 2012 (2011: RMB56 million; 2010: RMB22 million) in respect of these leases.

(b)	As at December 31, 2012, certain aircraft of the Group with an aggregate carrying value of approximately RMB60,538 million (2011: RMB53,062 million) were mortgaged under certain loans or certain lease agreements (Notes 32 and 33).

(c)	As at December 31, 2012, certain buildings of the Group with an aggregate carrying value of approximately RMB17 million were mortgaged for certain banking facilities granted by a PRC commercial bank (2011: RMB17 million).

(d)	The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totaling RMB80 million (2011: RMB82 million; 2010: RMB74 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

The Group’s total future minimum lease payments under non-cancellable operating leases are as follows:

	2012	2011
	RMB million	RMB million

Within 1 year	79	36

After 1 year but within 5 years	46	62

After 5 years	5	-

	130	98

As at December 31, 2012, the net book value of the aircraft and flight training facilities leased out by the Group under operating leases amounted to RMB24 million (2011: RMB33 million).

(e)	During the year, the Company exercised the purchase options stipulated in the aircraft finance lease agreements and two A321-200 aircraft were reclassified as owned aircraft from finance leased aircraft.

20	Property, plant and equipment, net (continued)

(f)	The Company entered into two separate arrangements (the “Arrangements”) with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The Company has an option to purchase the aircraft at a pre-determined date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

(g)	In view of the age of the Group’s fleet of Boeing B737-300 aircraft, the Group had plans to dispose of these aircraft and commenced the process of seeking buyers in 2011. These aircraft and related assets’ carrying amounts were written down to their recoverable amounts and impairment losses of RMB544 million were made as at December 31, 2011. During the year, three Boeing 737-300 aircraft were disposed of and the impairment provision of RMB48 million for the three aircraft was written off on disposal. As at December 31, 2012, the Group reviewed the recoverable amounts of the remaining aircraft and related assets and concluded no further impairment or reversal of impairment was required.

The estimates of recoverable amounts were based on the greater of the assets’ fair value less costs to sell and the value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet.

(h)	As at December 31, 2012 and up to the date of approval of these consolidated financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Nanning, Hunan, Beijing, Shanghai, Sanya, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu and Shantou, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2012, carrying value of such properties of the Group amounted to RMB3,669 million (2011: RMB3,303 million). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

21	Construction in progress

	2012	2011
	RMB million	RMB million

At January 1	15,940	10,069

Additions	15,290	16,449

Transferred to property, plant and equipment (Note 20)	(12,239)	(10,079)

Transferred to lease prepayments and other assets upon completion of development, or other receivables	(302)	(499)

At December 31	18,689	15,940

The construction in progress as at December 31, 2012 mainly related to advance payments for acquisition of aircraft and progress payments for other construction projects at the Xiamen Airlines Changsha Base, Shenyang aircraft maintenance warehouse and Xi’an Sales Office Building.

22	Interest in associates

	2012	2011
	RMB million	RMB million

Share of net assets	1,033	746

The details of the Group’s principal associates are set out in Note 56, all of which are unlisted corporate entities.

Summary of financial information of associates

	100 Percent			Group’s effective interest
	2012	2011	2010	2012	2011	2010
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million

Non-current assets	17,577	15,244		6,649	5,741
Current assets	7,086	6,331		2,040	1,733
Non-current liabilities	(10,313)	(9,977)		(4,019)	(3,888)
Current liabilities	(11,326)	(9,319)		(3,637)	(2,840)

Net assets	3,024	2,279		1,033	746

Revenue	16,616	13,534	9,924	6,410	5,217	3,843
Expenses	(15,728)	(11,985)	(9,706)	(6,093)	(4,632)	(3,765)

Profit for the year	888	1,549	218	317	585	78

Net profit not shared by the Group				-	(129)	(22)

The Group’s share of associates’ results				317	456	56

23	Interest in jointly controlled entities

	2012	2011
	RMB million	RMB million

Share of net assets	1,103	985

The details of the Group’s principal jointly controlled entities are set out in Note 56, all of which are unlisted corporate entities.

Summary of financial information of jointly controlled entities

	Group’s effective interest
	2012	2011	2010
	RMB million	RMB million	RMB million

Non-current assets	1,254	931

Current assets	806	811

Non-current liabilities	(401)	(282)

Current liabilities	(556)	(475)

Net assets	1,103	985

Revenue	1,221	1,107	943

Expenses	(1,100)	(982)	(831)

Profit for the year	121	125	112

24	Other investments in equity securities

	2012	2011
	RMB million	RMB million

Unlisted equity securities, at cost	160	166

Dividend income from unlisted equity securities of the Group amounted to RMB11 million during the year ended December 31, 2012 (2011: RMB10 million; 2010: RMB11 million).

25	Available-for-sale equity securities

	2012	2011
	RMB million	RMB million

Available-for-sale equity securities

- Listed in the PRC	69	64

Market value of listed securities	69	64

Dividend income from listed securities of the Group amounted to RMB1 million during the year ended December 31, 2012 (2011:RMB0.3 million; 2010: RMB2 million).

26	Deferred tax assets / (liabilities)

(a)	Movements of net deferred tax assets / (liabilities) are as follows:

	2012	2011
	RMB million	RMB million

At January 1	671	50

(Charged) / credited to the consolidated income statement (Note 17(a))	(241)	617

(Charged) / credited to other comprehensive income (Note 18)	(1)	4

At December 31	429	671

(b)	The components of deferred tax assets / (liabilities) recognized are analyzed as follows:

	2012	2011
	RMB million	RMB million

Deferred tax assets:

Accrued expenses	1,015	1,045

Deferred revenue	106	127

Provision for impairment losses	345	443

Others	47	29

Total deferred tax assets	1,513	1,644

26	Deferred tax assets / (liabilities) (continued)

(b)	The components of deferred tax assets / (liabilities) recognized are analyzed as follows: (continued)

Deferred tax liabilities:

Accrued expenses	(319)	(270)

Depreciation allowances in excess of the related depreciation	(643)	(591)

Change in fair value of available-for-sale equity securities	(11)	(10)

Others	(111)	(102)

Total deferred tax liabilities	(1,084)	(973)

Net deferred tax assets	429	671

	2012	2011
	RMB million	RMB million

Net deferred tax assets recognized in the consolidated statement of financial position	1,223	1,300

Net deferred tax liabilities recognized in the consolidated statement of financial position	(794)	(629)

	429	671

26	Deferred tax assets / (liabilities) (continued)

(c)	Deferred tax assets not recognized

At December 31, 2012, deferred tax assets were not recognized in relation to certain unused tax losses and other deductible temporary differences. The unrecognized unused tax losses and deductible temporary differences are analyzed as follows:

	2012	2011
	RMB million	RMB million

Tax losses	240	365

Other deductible temporary differences:

- Accrued expenses	97	87

	337	452

At December 31, 2012, the Group’s deductible temporary differences amounting to RMB97 million (2011: RMB87 million) have not been recognized as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group’s unused tax losses of RMB240 million (2011: RMB365 million) have not been recognized as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilized will be available before they expire. The expiry dates of unrecognized unused tax losses are analyzed as follows:

	2012	2011
	RMB million	RMB million

Expiring in:

2013	92	223

2014	131	131

2015	-	-

2016	11	11

2017	6	-

	240	365

27	Other assets

		Prepayment
		for exclusive
	Lump sum	use right of
	housing	an airport
	benefits	terminal	Others	Total
	RMB million	RMB million	RMB million	RMB million

	Note 45(b)(i)

At January 1, 2011	40	290	196	526
Additions	-	-	46	46
Transferred from construction in progress	-	-	33	33
Amortization for the year	(26)	(10)	(69)	(105)
At December 31, 2011	14	280	206	500

At January 1, 2012	14	280	206	500
Additions	-	-	36	36
Transferred from construction in progress	-	-	56	56
Amortization for the year	(14)	(10)	(82)	(106)
Disposals	-	-	(6)	(6)
At December 31, 2012	-	270	210	480

28	Inventories

(a)	Inventories in the consolidated statement of financial position comprise:

	2012	2011
	RMB million	RMB million

Expendable spare parts and maintenance materials	1,542	1,430

Other supplies	166	188

	1,708	1,618

(b)	The analysis of the amount of inventories recognized as an expense and included in the consolidated income statement is as follows:

	2012	2011	2010
	RMB million	RMB million	RMB million

Consumption	1,614	1,134	1,040

Written-down of inventories	-	141	8

	1,614	1,275	1,048

Certain expendable spare parts and maintenance materials have been written down as a result of fleet adjustments in prior years (Note 6).

29	Trade receivables

	2012	2011
	RMB million	RMB million

Trade receivables	1,879	2,176

Less: allowance for doubtful debts	(26)	(29)

	1,853	2,147

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	2012	2011
	RMB million	RMB million

Within 1 month	1,519	1,977

More than 1 month but less than 3 months	304	164

More than 3 months but less than 12 months	29	6

More than 1 year	1	-

	1,853	2,147

All of the trade receivables are expected to be recovered within one year.

(b)	Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(l)).

The movements in the allowance for doubtful debts during the year are as follows:

	2012	2011
	RMB million	RMB million

At January 1	29	30

Impairment loss recognized	8	6

Impairment loss written back	(7)	(5)

Uncollectible amounts written off	(4)	(2)

At December 31	26	29

29	Trade receivables (continued)

(c)	Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2012	2011
	RMB million	RMB million

Neither past due nor impaired	1,823	2,141

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

30	Other receivables

As at December 31, 2012, other receivables included the short-term wealth management product purchased by Xiamen Airlines from a state-owned commercial bank. The principal of the outstanding wealth management product was RMB500 million as at December 31, 2012 (2011: RMB3,500 million), which subsequently matured in January 2013.

31	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2012	2011
	RMB million	RMB million

Deposits with banks and other financial institution	6,454	5,108

Cash at bank and in hand	3,628	4,755

Cash and cash equivalents in the consolidated statement of financial position	10,082	9,863

Southern Airlines Group Finance Company Limited (“SA Finance”) is a PRC authorized financial institution controlled by CSAHC and is an associate of the Group. In accordance with the financial agreement between the Company and SA Finance dated May 22, 1997, as revised and amended, all of the Group’s deposits accepted by SA Finance would be simultaneously placed with several designated major PRC banks by SA Finance.

As at December 31, 2012, the Group’s deposits with SA Finance amounted to RMB2,307 million (2011: RMB2,493 million) (Note 44(d)(iii)).

31	Cash and cash equivalents (continued)

(b)	Reconciliation of profit before taxation to cash generated from operating activities:

	Note	2012	2011	2010
		RMB million	RMB million	RMB million

Profit before taxation		4,738	6,930	8,089
Depreciation of property, plant and equipment	20	8,202	7,640	7,025
Other amortization	11	136	122	111
Amortization of deferred benefits and gains	11	(74)	(73)	(71)
Impairment losses on property, plant and equipment	20	-	584	212
Share of profits of associates	22	(317)	(456)	(56)
Share of profits of jointly controlled entities	23	(121)	(125)	(112)
(Gain) / loss on sale of property, plant and equipment, net and lease prepayments	13	(16)	(145)	9
Other non-operating income	15	(75)	(129)	(1,065)
Interest income		(235)	(179)	(93)
Interest expense	14	1,376	1,067	1,265
Dividend income from other investments in equity securities	24/25	(12)	(10)	(13)
Exchange gain, net		(308)	(2,882)	(1,673)
Increase in inventories		(90)	(263)	(107)
Decrease / (increase) in trade receivables		292	(155)	(647)
(Increase) / decrease in other receivables		(206)	283	14
(Increase) / decrease in prepaid expenses and other current assets		(42)	4	130
Increase / (decrease) in net amounts due to related companies		114	(220)	74
(Decrease) / increase in trade payables		(1,022)	1,041	(3,109)
(Decrease) / increase in sales in advance of carriage		(445)	1,695	1,408
Increase in accrued expenses		2,325	113	1,199
(Decrease) / increase in other liabilities		(314)	554	(200)
Increase in deferred revenue		765	737	438
(Decrease) / increase in provision for major overhauls		(276)	5	220
Decrease in provision for early retirement benefits		(31)	(29)	(30)
Increase in deferred benefits and gains		111	78	6

Cash generated from operating activities		14,475	16,187	13,024

32	Bank and other loans

(a)	At December 31, 2012, bank and other loans were repayable as follows:

	2012	2011
	RMB million	RMB million

Within 1 year or on demand	21,899	18,789

After 1 year but within 2 years	7,317	9,085

After 2 years but within 5 years	14,833	10,687

After 5 years	8,046	9,265

	30,196	29,037

	52,095	47,826

(b)	At December 31, 2012, bank and other loans are analyzed as follows:

	2012	2011
	RMB million	RMB million

Short-term bank loans	10,719	6,925

Long-term bank and other loans due within one year (classified as current liabilities)	11,180	11,864

	21,899	18,789

Long-term bank and other loans due after one year (classified as non-current liabilities)	30,196	29,037

	52,095	47,826

Representing:

Bank loans	52,092	47,823

Other loans	3	3

	52,095	47,826

(c)	As at December 31, 2012, the Group’s weighted average interest rates on short-term borrowings were 2.47% per annum (2011: 3.09% per annum).

32	Bank and other loans (continued)

(d)	Details of bank and other loans with original maturity over one year are as follows:

	2012	2011
	RMB million	RMB million

Renminbi denominated loans

Non-interest bearing loan from a municipal government authority	3	3

Fixed interest rate at 4.86% per annum as at December 31, 2012, with maturities through 2013	60	60

Floating interest rates 90%, 95%, 100% of benchmark interest rate (stipulated by PBOC) as at December 31, 2012, with maturities through 2015	635	683

United States Dollars denominated loans

Fixed interest rates ranging from 3.00% to 3.26% per annum as at December 31, 2012, with maturities through 2017	423	563

Floating interest rates ranging from one-month LIBOR + 0.80% to one-month LIBOR + 2.20% per annum as at December 31, 2012, with maturities through 2020	2,156	3,823

Floating interest rates ranging from three-month LIBOR + 0.59% to three-month LIBOR + 3.80% per annum as at December 31, 2012, with maturities through 2022	31,018	27,707

Floating interest rates ranging from six-month LIBOR + 0.30% to six-month LIBOR + 2.80% per annum as at December 31, 2012, with maturities through 2021	7,081	8,062

	41,376	40,901

Less: loans due within one year classified as current liabilities	(11,180)	(11,864)

	30,196	29,037

32	Bank and other loans (continued)

(e)	The remaining contractual maturities at the end of the financial year of the Group’s bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial year) and the earliest date the Group can be required to pay, are as follows:

	2012	2011
	RMB million	RMB million

Contractual undiscounted cash flows

Within 1 year	22,865	20,784

After 1 year but within 2 years	7,906	10,072

After 2 years but within 5 years	15,779	11,677

After 5 years	8,386	9,830

	54,936	52,363

Consolidated statement of financial position carrying amounts	52,095	47,826

(f)	The Group has significant bank and other loans balances as well as obligations under finance leases (Note 33) which are denominated in US dollars as at December 31, 2012. The net exchange gain of RMB267 million (2011: RMB2,755 million; 2010: RMB1,746 million) recorded by the Group was mainly attributable to the exchange gain arising from translation of bank and other loans balances and finance lease obligations denominated in US dollars. The foreign currency risk is further discussed in Note 48(c).

(g)	The analysis of the carrying amounts of bank and other loans is as follows:

	Note	2012	2011
		RMB million	RMB million

Bank and other loans

-Secured	(i)	23,961	23,480

-Secured and guaranteed	(i), (ii)	94	221

-Unsecured		28,040	24,125

		52,095	47,826

Notes:

(i)	As at December 31, 2012, bank and other loans of the Group totaling RMB24,055 million (2011: RMB23,653 million) were secured by mortgages over certain of the Group’s aircraft with aggregate carrying amounts of RMB29,969 million (2011: RMB29,815 million).

As at December 31, 2011, a long-term loan due within one year of the Group amounting to RMB48 million was secured by pledged bank deposits of RMB72 million. The loan was repaid in August 2012 and the pledged deposits were released accordingly.

32	Bank and other loans (continued)

(g)	The analysis of the carrying amounts of bank and other loans is as follows (continued):

Notes (continued):

(ii)	The following bank and other loans secured by certain aircraft mentioned in Note (i) are also guaranteed by CSAHC:

	2012	2011
	RMB million	RMB million

Guarantor

CSAHC (Note 44(e))	94	221

(h)	As at December 31, 2012, loans to the Group from SA finance amounted to RMB426 million (2011: RMB480 million) (Note 44(d)(i)).

33	Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2015 to 2024. As at December 31, 2012, future payments under these finance leases are as follows:

	2012			2011
	Present			Present
	value of the	Total		value of the	Total
	minimum	minimum		minimum	minimum
	lease	lease		lease	lease
	payments	payments	Interest	payments	payments	Interest
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million

Within 1 year	2,494	3,021	527	1,784	2,216	432
After 1 year but within 2 years	2,322	2,793	471	1,747	2,131	384
After 2 years but within 5 years	8,279	9,255	976	5,872	6,669	797
After 5 years	8,770	9,527	757	6,434	6,936	502

	21,865	24,596	2,731	15,837	17,952	2,115

Less: balance due within one year classified as current liabilities	(2,494)			(1,784)

	19,371			14,053

33	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2012	2011
	RMB million	RMB million

United States Dollars denominated obligations

Fixed interest rates ranging from 3.43% to 6.01% per annum as at December 31, 2012	4,962	5,956

Floating interest rates ranging from three-month LIBOR + 0.55% to three-month LIBOR + 3.00% per annum as at December 31, 2012	8,724	5,730

Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 2.85% per annum as at December 31, 2012	5,891	3,592

Singapore Dollars denominated obligations

Floating interest rate at six-month SIBOR + 1.44% per annum as at December 31, 2012	553	559

Japanese Yen denominated obligations

Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at December 31, 2012	1,213	-

Floating interest rate at six-month LIBOR + 3.00% per annum as at December 31, 2012	522	-

	21,865	15,837

Charges over the assets concerned and relevant insurance policies are provided to the lessors as collateral and security. As at December 31, 2012, certain of the Group’s aircraft with carrying amounts of RMB30,569 million (2011: RMB23,247 million) secured finance lease obligations totaling RMB21,865 million (2011: RMB15,837 million).

34	Trade payables

	2012	2011
	RMB million	RMB million

Bills payable	-	50

Accounts payables	1,825	2,797

	1,825	2,847

The following is the ageing analysis of trade payables :

	2012	2011
	RMB million	RMB million

Within 1 month	1,287	2,328

More than 1 month but less than 3 months	309	315

More than 3 months but less than 6 months	185	152

More than 6 months but less than 1 year	8	12

More than 1 year	36	40

	1,825	2,847

35	Deferred revenue

	2012	2011
	RMB million	RMB million

Current portion	1,201	907

Non-current portion	1,649	1,178

	2,850	2,085

Deferred revenue represents the unredeemed credits under the frequent flyer award programs.

36	Amounts due from / to related companies

(a)	Amounts due from related companies

	Note	2012	2011
		RMB million	RMB million

CSAHC and its affiliates		122	43

Associates		29	12

Jointly controlled entities		90	88

Other related company		6	24

	44(c)	247	167

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Amounts due to related companies

	Note	2012	2011
		RMB million	RMB million

CSAHC and its affiliates		109	68

A jointly controlled entity of CSAHC		188	1

An associate		-	13

Jointly controlled entities		11	39

Other related company		-	1

	44(c)	308	122

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

37	Accrued expenses

	2012	2011
	RMB million	RMB million

Jet fuel costs	2,217	1,099

Air catering expenses	293	183

Salaries and welfare	2,222	2,272

Repairs and maintenance	2,845	2,446

Provision for major overhauls (Note 39)	1,010	575

Provision for early retirement benefits (Note 40)	38	47

Landing and navigation fees	2,084	1,807

Computer reservation services	596	593

Interest expense	156	160

Others	339	298

	11,800	9,480

38	Other liabilities

	2012	2011
	RMB million	RMB million

CAAC Infrastructure Development Fund, airport construction surcharge and airport tax payable	1,137	979

Payable for property, plant and equipment	763	889

Advance payments received for chartered flights	110	95

Sales agent deposits	321	308

Other taxes payable	351	618

Others	1,322	1,425

	4,004	4,314

39	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2012	2011
	RMB million	RMB million

At January 1	1,753	1,396

Additional provision made	562	468

Provision utilized	(403)	(111)

At December 31	1,912	1,753

Less: current portion included in accrued expenses (Note 37)	(1,010)	(575)

	902	1,178

40	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2012	2011
	RMB million	RMB million

At January 1	136	170

Provision for the year (Note 12)	20	37

Financial cost (Note 14)	8	8

Payments made during the year	(62)	(72)

Effect of changes in discount rates	2	(7)

At December 31	104	136

Less: current portion included in accrued expenses (Note 37)	(38)	(47)

	66	89

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

41	Deferred benefits and gains

	2012	2011
	RMB million	RMB million

Leases rebates (Note (i))	714	640

Gains on sale and leaseback (Note (ii))	146	171

Government grants	121	213

Others	30	34

	1,011	1,058

Notes:

(i)	The Company was granted cash rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortized using the straight line method over the remaining lease terms.

(ii)	The Company entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortized over the lease terms of the aircraft.

42	Share capital and capital management

(a)	Share capital

	2012	2011
	RMB million	RMB million

Registered, issued and paid up capital:

123,900,000 domestic state-owned

shares with selling restrictions of RMB1.00 each

(2011: 845,050,000 shares of RMB1.00 each)	124	845

4,026,150,000 domestic state-owned

shares of RMB1.00 each

(2011: 3,300,000,000 of RMB1.00 each)	4,026	3,300

2,872,600,000 A shares of RMB1.00 each

(2011: 2,877,600,000 shares of RMB1.00 each )	2,873	2,878

2,794,917,000 H shares of RMB1.00 each

(2011: 2,794,917,000 shares of RMB1.00 each)	2,795	2,795

	9,818	9,818

On August 20, 2009, the Company issued 721,150,000 A shares to CSAHC. These A shares were subject to a lock-up period to August 20, 2012 and became listed and tradable since then.

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

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated as net debt as a percentage of total equity where net debt is represented by the aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits.

There was no change in the Group’s approach to capital management during 2012 as compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group’s debt to equity ratio is 218% at December 31, 2012 (2011: 201%).

43	Reserves

	2012	2011
	RMB million	RMB million

Share premium

At January 1	14,131	13,878

Capital injection into a subsidiary by a third party	-	253

At December 31	14,131	14,131

Fair value reserve

At January 1	21	31

Change in fair value of available-for-sale equity securities	3	(10)

At December 31	24	21

Statutory surplus reserve (Note (a))

At January 1	847	526

Appropriations to reserves	132	321

At December 31	979	847

Discretionary surplus reserve

At January 1 and at December 31	77	77

Other reserve

At January 1	158	153

Share of an associate’s reserves movement	2	5

Government contributions (Note (c))	10	-

At December 31	170	158

Retained profits / (accumulated losses)

At January 1	7,123	2,334

Profit for the year	2,619	5,110

Appropriations to reserves	(132)	(321)

Dividends approved in respect of the previous year	(1,964)	-

Acquisition of non-controlling interests in a subsidiary	(6)	-

At December 31	7,640	7,123

Total	23,021	22,357

43	Reserves (continued)

(a)	Appropriations to reserves

According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b)	Dividends

(i)	Dividends payable to equity shareholders of the Company attributable to the year

	2012	2011
	RMB million	RMB million

Final dividend proposed after the end of the reporting period of RMB0.05 per ordinary share (2011: RMB0.2 per ordinary share) (inclusive of applicable tax)	491	1,964

Dividend distributions may be proposed at the discretion of the Company’ board of directors, after making up cumulative prior years’ losses and consideration of profit appropriation to reserves. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs. As at December 31, 2012, the distributable reserves of the Company was RMB1,109 million (2011: RMB2,215 million). After the end of the financial year, the directors proposed a dividend of RMB0.05 per ordinary share (inclusive of applicable tax), amounting to RMB490,878,350 (2011: RMB1,963,513,400). The final dividend proposed after the end of the reporting period has not been recognized as a liability at the end of the reporting period (Note 51(b)).

(ii)	Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2012	2011
	RMB million	RMB million

Final dividend in respect of the previous financial year, approved and paid during the year, of RMB0.2 per ordinary share (2011: Nil) (inclusive of applicable tax)	1,964	-

43	Reserves (continued)

(c)	Government contributions

Pursuant to the “Grants approval for Civil Aviation Development Fund for Safety Management System (“SMS”) projects of Xiamen Airlines”, national funds amounting to RMB20 million were contributed during the year by the PRC government to Xiamen Airlines. Such funds are to be used specifically for the SMS projects. Pursuant to the requirements of the relevant notice, the national funds were designated as capital contribution and vested solely by the PRC government and accounted for as other reserves. These amounts can be converted to share capital of the entities receiving the funds upon approval by their shareholders and completion of relevant procedures.

44	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors as disclosed in Note 16, is as follows:

	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Short-term employees benefits	14,124	14,675	14,277
Post-employment benefits	1,303	1,091	1,009
Share appreciation rights	530	57	-

	15,957	15,823	15,286

	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Directors and supervisors (Note 16)	4,615	5,938	5,794
Senior management	11,342	9,885	9,492

	15,957	15,823	15,286

Total remuneration is included in “staff costs” (Note 12).

(b)	Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. Details of the Group’s employee benefits plan are disclosed in Note 45.

44	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, jointly controlled entities and other related company of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, jointly controlled entities and other related company of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

	Note	2012	2011	2010
		RMB million	RMB million	RMB million
Income received from the CSAHC Group

Charter flight and pallet income	(i)	82	46	36
Cargo handling income	(i)	7	15	14
Commission income	(ii)	8	7	4

Income received from other related company

Aircraft sales income	(iii)	257	426	-
Aircraft purchase right transfer income	(iii)	16	-	-
Aircraft wet lease income	(iii)	-	242	-

Expenses paid to the CSAHC Group

Repairing charges	(iv)	830	752	487
Handling charges	(v)	96	87	79
Commission expenses	(vi)	18	27	16
Cargo handling charges	(i)	18	17	-
Lease charges for land and buildings	(vii)	152	140	109
Property management fee	(viii)	50	34	30
Air catering supplies	(ix)	79	7	-

Expenses paid to jointly controlled entities and an associate

Repairing charges	(x)	1,468	1,266	1,255
Flight simulation service charges	(xi)	257	228	198
Advertising expenses	(xii)	49	29	34
Training expenses	(xiii)	118	142	63

Income received from a jointly controlled entity and associates

Rental income	(xi)	36	36	37
Repairing income	(xiv)	22	5	14
Entrustment income for advertising media business	(xii)	17	-	-

Issuance of A shares to CSAHC	(xv)	-	-	825

Issuance of H shares to Nan Lung	(xv)	-	-	736

Disposal to CSAHC Group
Consideration for disposal of equity interest in MTU Maintenance Zhuhai Co., Ltd. (“MTU”)	(iv)	-	-	1,608
Disposal and losing control of a subsidiary	(xii)	43	-	-

44	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, jointly controlled entities and other related company of the Group (continued)

(i)	China Southern Airlines Group Passenger and Cargo Agent Company Limited (“PCACL”), a wholly-owned subsidiary of CSAHC, purchases cargo spaces and charter flights from the Group. In addition, cargo handling income / charges are earned / payable by the Group in respect of the cargo handling services with PCACL.

(ii)	The Group provided certain website resources to SA Finance for the sales of air insurance to passengers.

(iii)	Hebei Airlines Company Limited (“Hebei Airlines”) is a subsidiary of a non-controlling interest of Xiamen Airlines.

On August 27, 2010, Xiamen Airlines and Hebei Airlines entered into an Aircraft Wet Lease Agreement to wet lease three aircraft to Hebei Airlines. The agreement was terminated in December 2011.

During the year, Xiamen Airlines and Hebei Airlines entered into an aircraft sale agreement, pursuant to which Xiamen Airlines sold and Hebei Airlines purchased one B737-800 aircraft at the consideration of approximately RMB257 million.

In addition, Xiamen Airlines transferred the purchase right of one B737-800 aircraft to Hebei Airlines at the consideration of approximately RMB16 million.

(iv)	MTU, a former jointly controlled entity of the Company, was sold to CSAHC in February 2010 at consideration of RMB1,608 million with a gain on disposal of RMB1,078 million. MTU provides comprehensive maintenance services to the Group.

(v)	The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a wholly-owned subsidiary of CSAHC and pays handling charges to SAIETC.

(vi)	Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(vii)	The Group leases certain land and buildings in the PRC from CSAHC. The amount represents rental payments for land and buildings paid or payable to CSAHC.

(viii)	Guangzhou China Southern Airlines Property Management Company Limited, a subsidiary of CSAHC, provides property management services to the Group.

(ix)	Shenzhen Air Catering Company Limited (“SZ Catering”) became a related party of the Group since its Chairman, Mr. Yuan Xin An was appointed as a non-executive Director of the Company in November 2011. Certain in-flight meals and related services were provided by SZ Catering to the Group.

(x)	Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), a jointly controlled entity of the Group, provides comprehensive maintenance services to the Group.

44	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, jointly controlled entities and other related company of the Group (continued)

(xi)	Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

(xii)	Southern Airlines Culture and Media Co., Ltd. (“CSA Culture”), an associate of the Group, provides advertising services to the Group.

In addition, Xiamen Airlines provides certain media resources to Xiamen Airlines Media Co., Ltd (“Xiamen Media”), a subsidiary of CSA Culture since 29 June 2012 (Note 47(b)).

(xiii)	China Southern West Australian Flying College Pty Limited. (“Flying College”), a former subsidiary of the Group, provides training services to the Group. Flying College became a jointly controlled entity of the Company since June 2010.

(xiv)	The Company provides aircraft maintenance services to Sichuan Airlines Corporation Limited (“Sichuan Airlines”), which is an associate of the Group.

(xv)	On October 29, 2010 and November 1, 2010, the Company issued 123,900,000 A shares to CSAHC and 312,500,000 H shares to Nan Lung, for cash consideration of RMB825 million and RMB736 million, respectively.

In addition to the above, certain affiliates of CSAHC also provided hotel and other services to the Group during the years ended December 31, 2012, 2011 and 2010. The total amount paid or payable to CSAHC Group was not material to the results of the Group for the year.

44	Material related party transactions (continued)

(c)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, jointly controlled entities and other related party of the Group (continued)

Details of amounts due from / to the CSAHC Group, associates, jointly controlled entities and other related company of the Group:

	Note	2012	2011
		RMB million	RMB million
Receivables:
The CSAHC Group		122	43
Associates		29	12
Jointly controlled entities		90	88
Other related company		6	24

	36(a)	247	167

	Note	2012	2011
		RMB million	RMB million
Payables:
The CSAHC Group		109	68
A jointly controlled entity of CSAHC		188	1
An associate		-	13
Jointly controlled entities		11	39
Other related company		-	1

	36(b)	308	122

The amounts due from / to the CSAHC Group, associates, jointly controlled entities and other related company of the Group are unsecured, interest free and have no fixed terms of repayment.

44	Material related party transactions (continued)

(d)	Loans from and deposits placed with SA Finance

(i)	Loans from SA Finance

At December 31, 2012, loans from SA Finance to the Group amounted to RMB426 million (2011: RMB480 million).

The unsecured loans are repayable as follows:

	Note	2012	2011
		RMB million	RMB million
Within 1 year		406	102
After 1 year but within 2 years		20	358
After 2 years but within 5 years		-	20

	32(h)	426	480

Interest expense paid on such loans amounted to RMB30 million (2011: RMB27 million; 2010: RMB27 million) and the interest rates ranged from 4.86% to 5.84% per annum during the year ended December 31, 2012 (2011: 4.86% to 6.32% per annum; 2010: 4.86% to 5.27% per annum).

(ii)	Entrusted loan from CSAHC

At December 31, 2012, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from December 31, 2012 to December 31, 2013. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

(iii)	Deposits placed with SA Finance

At December 31, 2012, the Group’s deposits with SA Finance amounted to RMB2,307 million (2011: RMB2,493 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB61 million (2011: RMB32 million; 2010: RMB17 million) during the year ended December 31, 2012.

(e)	Guarantees from CSAHC

Certain bank loans of the Group amounting to RMB94 million (2011: RMB221 million) were guaranteed by CSAHC (Note 32 (g)(ii)).

(f)	Commitments to CSAHC

At December 31, 2012, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB175 million (2011: RMB199 million).

44	Material related party transactions (continued)

(g)	Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (“state-controlled entities”) through its government authorities, agencies, affiliations and other organizations.

Other than those transactions with the CSAHC Group, associates, jointly controlled entities and other related company of the Group as disclosed in Notes 44(c), (d), (e) and (f) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

-	Transportation services;

-	Leasing arrangements;

-	Purchase of equipment;

-	Purchase of ancillary materials and spare parts;

-	Ancillary and social services; and

-	Financial services arrangement.

These transactions are conducted in the ordinary and usual course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether or not the counterparties are state-controlled entities.

Having considered the potential for transactions to be impacted by related party relationships, the Group’s pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i)	The Group’s transactions with other state-controlled entities, including state-controlled banks in the PRC

	2012	2011	2010
	RMB million	RMB million	RMB million

Jet fuel costs	33,096	25,497	21,345
Interest income	146	50	66
Interest expense	1,199	816	808

44	Material related party transactions (continued)

(g)	Transactions with other state-controlled entities (continued)

(ii)	The Group’s balances with other state-controlled entities, including state-controlled banks in the PRC

	2012	2011
	RMB million	RMB million

Trade payables-jet fuel	544	1,267
Cash and deposits at bank	7,480	5,702
Short-term bank loans and current portion of long-term bank loans	21,149	18,630
Long-term bank loans, less current portion	29,575	28,144

45	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 8% to 25% (2011: 8% to 24%; 2010: 8% to 25%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his / her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

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

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

45	Employee benefits plan (continued)

(b)	Housing benefits (continued)

(i)	Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is charged to the consolidated income statement. The amount was fully amortized in 2012.

(ii)	The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to the consolidated income statement.

(c)	Share Appreciation Rights Scheme

On November 30, 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (“the Scheme”).

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HK$3.92 per unit prior to December 31, 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax) per share was approved by the Company’s General Meeting on May 31, 2012 (Note 43(b)(ii)), therefore, the exercise price for the SARs was adjusted to HKD3.67 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 940,000 units of SARs were forfeited.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for SARs as at December 31, 2012 was RMB2,303,000 (2011: RMB231,000) and a corresponding staff costs of RMB2,072,000 was recognized during the year ended December 31, 2012 (2011: RMB231,000; 2010: Nil).

46	Segmental reporting

(a)	Business segments

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

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under PRC GAAP. As such, the amount of each material reconciling items from the Group’s reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 46(c).

46	Segmental reporting (continued)

(a)	Business segments (continued)

Information regarding the Group’s reportable segments as provided to the Group’s chief operating decision maker for the purposes of resource allocation and assessment of segment performance for the years ended December 31, 2012, 2011 and 2010 is set out below.

	Airline business			All other segments			Eliminations			Unallocated*			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million	million	million	million	million	million	million

Revenue from external customers	101,007	92,274	77,394	476	433	394	-	-	-	-	-	-	101,483	92,707	77,788
Inter-segment sales	-	-	-	1,159	899	861	(1,159)	(899)	(861)	-	-	-	-	-	-
Reportable segment revenue	101,007	92,274	77,394	1,635	1,332	1,255	(1,159)	(899)	(861)	-	-	-	101,483	92,707	77,788

Reportable segment profit before taxation	4,120	6,105	6,742	102	43	81	-	-	-	526	720	1,275	4,748	6,868	8,098
Reportable segment assets	138,023	122,159		1,905	1,919		(313)	(335)		2,879	5,517		142,494	129,260
Addition to non-current segment assets during the year	24,316	23,553		57	51		-	-		-	37		24,373	23,641

Reportable segment liabilities	102,011	90,667		1,200	1,289		(313)	(335)		-	-		102,898	91,621

Other segment information

Interest income	230	174	91	5	5	2	-	-	-	-	-	-	235	179	93
Interest expense	1,329	1,023	1,222	47	44	43	-	-	-	-	-	-	1,376	1,067	1,265
Depreciation and amortization for the year	8,204	7,617	7,050	80	70	83	-	-	-	-	-	-	8,284	7,687	7,133
Impairment losses (including impact on property, plant and equipment, allowance for doubtful debts and provision for inventories)	(7)	726	220	1	1	-	-	-	-	-	-	-	(6)	727	220

*	Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale equity securities, other investments in equity securities and the principal and interest receivables of wealth management products. Unallocated results primarily include the share of results of associates and jointly controlled entities, gain on disposal / deemed disposal and losing control of a subsidiary, the interest income on wealth management products, dividend income from other investments, and the gain on disposal of a jointly controlled entity classified as held for sale in 2010.

46	Segmental reporting (continued)

(b)	Geographic information of reportable segment revenue

	2012	2011	2010
	RMB million	RMB million	RMB million

Domestic	81,322	75,807	63,850
Hong Kong, Macau and Taiwan	2,340	1,958	1,589
International *	17,821	14,942	12,349

	101,483	92,707	77,788

*	Asian market accounted for approximately 58% (2011: 56%; 2010: 57%) of the Group’s total international traffic revenue for the year ended December 31, 2012. The remaining portion was mainly derived from the Group’s flights to / from Europe and North America regions and Australia.

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is employed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c)	Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies

	Note	2012	2011	2010
		RMB million	RMB million	RMB million
Revenue

Reportable segment revenue		102,642	93,606	78,649
Elimination of inter-segment revenue		(1,159)	(899)	(861)
Reclassification of expired sales in advance of carriage	5/(i)	495	309	664
Reclassification of sales tax	(ii)	(2,464)	(2,621)	(1,957)

Consolidated revenue		99,514	90,395	76,495

46	Segmental reporting (continued)

(c)	Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (continued)

	Note	2012	2011	2010
		RMB million	RMB million	RMB million
Profit
Reportable segment profit before taxation		4,222	6,148	6,823
Unallocated amounts		526	720	1,275
Losses on lump sum housing benefits	(iii)	(14)	(26)	(26)
Adjustments arising from business combinations under common control	(iv)	(1)	-	(1)
Capitalization of exchange difference of specific loans	(v)	3	87	17
Government grants	(vi)	2	1	1

Consolidated profit before taxation		4,738	6,930	8,089

	Note	2012	2011
		RMB million	RMB million
Assets

Reportable segment assets		139,928	124,078
Elimination of inter-segment balances		(313)	(335)
Unallocated amounts		2,879	5,517
Losses on lump sum housing benefits	(iii)	-	14
Adjustments arising from an associate’s business combination under common control	(iv)	10	-
Capitalization of exchange difference of specific loans	(v)	218	215
Government grants	(vi)	(225)	(37)
Effect of the above adjustments on taxation		(43)	(40)

Consolidated total assets		142,454	129,412

Liabilities

Reportable segment liabilities		103,211	91,956
Elimination of inter-segment balances		(313)	(335)
Government grants	(vi)	(190)	-
Effect of the above adjustments on taxation		12	14

Consolidated total liabilities		102,720	91,635

46	Segmental reporting (continued)

(c)	Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (continued)

Notes:

(i)	In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognized in revenue as other operating revenue.

(ii)	In accordance with the PRC GAAP, business tax and surcharge is separately disclosed rather than deducted from revenue under IFRSs.

(iii)	In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of January 1, 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are initially deferred and charged to the consolidated income statement, over the vesting benefit periods stipulated by the relevant contracts.

(iv)	In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

Adjustments are also made to the associate’s financial statements in regards of business combination under common control so that to conform with the accounting policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

(v)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalized as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognized in the consolidated income statement unless the exchange difference represents an adjustment to interest.

(vi)	In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of “capital reserves”, are credited to capital reserves. Otherwise, government grants related to assets are recognized as deferred income and amortized to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

47	Supplementary information to the consolidated cash flow statements

(a)	Non-cash transactions - acquisition of aircraft

During the year ended December 31, 2012, aircraft acquired under finance leases amounted to RMB8,178 million (2011: RMB3,390 million; 2010: RMB3,056 million).

47	Supplementary information to the consolidated cash flow statements (continued)

(b)	Effect of the disposal and losing control of Xiamen Media

Xiamen Airlines held 80% equity interests in Xiamen Media since its incorporation. In June 2012, Xiamen Airlines acquired the remaining 20% equity interests in Xiamen Media from its non-controlling shareholder at a consideration of RMB17 million and Xiamen Airlines subsequently disposed 51% equity interests in Xiamen Media to CSA Culture, which is a 40% owned associate of the Company with the remaining 60% owned by CSAHC, at the consideration of RMB43 million while retaining the remaining 49% equity interests in Xiamen Media. The disposal was completed and Xiamen Media became an associate of the Group on June 29, 2012. The net gain on disposal and losing control of the subsidiary was recorded in the consolidated income statement.

		Net book value
		as of the
	Note	disposal date
		RMB million

Non-current assets		1

Trade and other receivables		3

Cash and cash equivalents		38

Trade and other payables		(11)

Current Taxation		(1)

Net identifiable assets		30

Consideration received, satisfied in cash		43

Fair value of the remaining 49% equity interests		41

Net gain on disposal and losing control	15	54

Cash and cash equivalent disposed		(38)

Consideration received		43

Net cash inflow from the disposal		5

48	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk

As at December 31, 2012, the Group’s current liabilities exceeded its current assets by RMB31,944 million. For the year ended December 31, 2012, the Group recorded a net cash inflow from operating activities of RMB11,704 million, a net cash outflow from investing activities of RMB12,153 million and a net cash inflow from financing activities of RMB668 million, which in total resulted in a net increase in cash and cash equivalents of RMB219 million.

In 2013 and thereafter, the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at December 31, 2012, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB173,162 million (2011: RMB127,448 million), of which approximately RMB60,369 million (2011: RMB36,414 million) was utilized. The directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2013. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank financing which may impact the operations of the Group during the next twelve-month period. The directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

As at December 31, 2012, the contractual maturities at the end of financial years of the Group’s bank and other loans, obligations under finance leases, trade payables and amounts due to related companies are disclosed in Notes 32, 33, 34 and 36, respectively. During the year ended December 31, 2011, the Group had forward foreign exchange contracts, of which the outflow amounted to RMB65 million and inflow amounted to RMB53 million. All forward foreign contracts were fully settled in 2011. As at December 31, 2012, the Group had no outstanding forward foreign exchange contract.

48	Financial risk management and fair values (continued)

(b)	Interest rate risk

The interest rates and maturity information of the Group’s bank and other loans and obligations under finance lease are disclosed in Notes 32 and 33, respectively.

At December 31, 2012, it is estimated that a general increase / decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased / increased the Group’s profit after tax and retained profits by approximately RMB307 million (2011: RMB245 million; 2010: RMB220 million). Other components of consolidated equity would not be affected (2011 and 2010: Nil, respectively) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualized impact on interest expense or income of such a change in interest rates. The analysis is performed on the same basis for 2011 and 2010.

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange or at a swap center.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases (Note 33), bank and other loans (Note 32) and operating lease commitments (Note 49(b)) are denominated in foreign currencies, principally US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

The exchange rate of Renminbi to US dollar is set by the PBOC and had fluctuated within a narrow band prior to July 21, 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against Renminbi.

48	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

The following table indicates the instantaneous change in Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the financial year had changed at that date, assuming all other risk variables remained constant.

	2012		2011		2010
	Appreciation /	Increase /	Appreciation /	Increase /	Appreciation /	Increase /
	(depreciation)	(decrease) on	(depreciation)	(decrease) on	(depreciation)	(decrease) on
	of Renminbi	profit	of Renminbi	profit	of Renminbi	profit
	against foreign	after tax and	against foreign	after tax and	against foreign	after tax and
	currency	retained profits	currency	retained profits	currency	retained profits
		RMB million		RMB million		RMB million

United States

Dollars	2%	1,033	2%	912	2%	798

	(2)%	(1,033)	(2)%	(912)	(2)%	(798)

Singapore

Dollars	2%	8	2%	8	-	-

	(2)%	(8)	(2)%	(8)	-	-

Japanese

Yen	10%	125	-	-	-	-

	(10)%	(125)	-	-	-	-

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the financial year for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments and lease commitments and obligations held by the Group which expose the Group to foreign currency risk at the end of the financial year, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2011 and 2010.

(d)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents and trade receivables.

Substantially all of the Group’s cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2012, the balance due from BSP agents amounted to RMB887 million (2011: RMB923 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management’s expectations. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables is set out in Note 29.

48	Financial risk management and fair values (continued)

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase / decrease of 10% (2011 and 2010: 10%, respectively) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased / decreased the fuel costs by approximately RMB3,740 million (2011: RMB3,268 million; 2010: RMB2,349 million). The sensitivity analysis indicates the instantaneous change in the Group’s fuel cost that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Fair value

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the end of financial period across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures , with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

-	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

-	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

-	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

2012

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	million	million	million	million

Assets

Available-for-sale equity securities:

- Listed	69	-	-	69

48	Financial risk management and fair values (continued)

(f)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

2011

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	million	million	million	million

Assets

Available-for-sale equity securities:

- Listed	64	-	-	64

During the years ended December 31, 2012 and 2011, there were no significant transfers between instruments in Level 1 and Level 2.

Fair value of available-for-sale securities is based on quoted market prices at the end of the financial year without any deduction for transaction costs.

(ii)	Non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iii)	Amounts due from / to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

(iv)	All other financial instruments, including trade and other receivables, trade and other payables, are carried at amounts not materially different from their fair values as at December 31, 2012 and December 31, 2011.

49	Commitments

(a)	Capital commitments

Capital commitments outstanding at December 31, 2012 not provided for in the consolidated financial statements were as follows:

	2012	2011
	RMB million	RMB million

Commitments in respect of aircraft and flight equipment

- authorized and contracted for	71,309	61,250

	71,309	61,250

Investment commitments

-authorized and contracted for

- Capital contributions to a subsidiary	120	120

- Capital contributions for acquisition of interests in associates	119	119

- Share of capital commitments of a jointly controlled entity	113	27

	352	266

-authorized but not contracted for

- Share of capital commitments of a jointly controlled entity	218	-

	570	266

Other commitments

- authorized and contracted for	1,406	1,534

- authorized but not contracted for	2,414	2,256

	3,820	3,790

	75,699	65,306

49	Commitments (continued)

(a)	Capital commitments

As at December 31, 2012, the Group placed orders for 195 aircraft, which are scheduled for deliveries from 2013 to 2019. Advance payments of RMB17,333 million have been made towards the purchase of these aircraft and related equipment. As at December 31, 2012, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	2012	2011
	RMB million	RMB million

2012	-	19,014

2013	23,671	19,673

2014	19,951	13,328

2015	14,990	8,580

2016	6,589	655

2017 and afterwards	6,108	-

	71,309	61,250

(b)	Operating lease commitments

As at December 31, 2012, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2012	2011
	RMB million	RMB million

Payments due

Within 1 year	4,110	4,369

After 1 year but within 5 years	12,532	13,283

After 5 years	5,519	7,487

	22,161	25,139

50	Contingent liabilities

(a)	The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan and Haikou and other PRC cities. These properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated May 22, 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the properties and buildings.

50	Contingent liabilities (continued)

(b)	The Group entered into agreements with its pilot trainees and certain banks to provide guarantee on personal bank facilities in relation to the individual flight training tuitions amounting to RMB581 million as at December 31, 2012(2011: RMB395 million). As at December 31, 2012, RMB398 million were withdrawn by the trainees and therefore guaranteed by the Group (2011: RMB293 million). During the year, the Group has paid RMB3 million (2011: RMB4 million; 2010: RMB2 million) to the banks due to the default of payments of certain pilot trainees.

(c)	The Company received a claim on July 11, 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The claim is still being investigated and the directors are of the opinion that the claim is without merit and the Company has involved its legal advisor to defend the claim and filed a defense to the claimant declining all the claims and made a counter claim for an indemnity of around USD34 million caused by the claimant’s non-execution of the aircraft sale agreement. During the year, the claimant subsequently changed its claim for the refund of the down payment of USD12 million to USD13 million. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

51	Non-adjusting events after the financial year end

(a)	On October 31, 2012, the Board approved the proposal of issuance of ultra-short-term financing bills in the PRC in the principal amount of up to RMB10 billion with the authorization given by the Extraordinary General Meeting of the Company. The ultra-short-term financing bills are to be used to fund the operating activities of the Company. On February 8, 2013, the Company issued ultra-short-term financing bills with total face value of RMB500 million, with a maturity period of 180 days and coupon interest rate of 3.9%.

(b)	On March 26, 2013, the directors proposed a final dividend in respect of the year ended December 31, 2012. Further details are disclosed in Note 43(b).

52	Immediate and ultimate controlling party

As at December 31, 2012, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

53	Accounting judgments and estimates

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

53	Accounting judgments and estimates (continued)

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding provision for early retirement benefits and fair value measurements of financial instruments disclosed in Note 40 and Note 48(f) respectively, the Group believes the following critical accounting policies also involve the most significant judgments and estimates used in the preparation of the financial statements.

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

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c)	Provision for major overhauls

Provision for the cost of major overhauls for airframes and engines under operating leases is accrued and charged to the consolidated income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycle and overhaul cost, which are based on the historical experience of actual cost incurred for overhauls of airframes and engines of the same or similar types. Different estimates could significantly affect the estimated provision and the results of operations.

53	Accounting judgments and estimates (continued)

(d)	Frequent flyer revenue

The amount of revenue attributable to the mileages earned by the members of the Group’s frequent flyer award programs is estimated based on the fair value of the mileages awarded and the expected redemption rate. The fair value of the mileages awarded is estimated by reference to external sales. The expected redemption rate was estimated based on historical experience, future redemption pattern and program design.

54	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2012

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments and five new standards which are not yet effective for the year ended December 31, 2012 and which have not been adopted in these consolidated financial statements.

Effective for
accounting periods
beginning on or after

Amendments to IAS 1, Presentation of financial statements	July 1, 2012

– Presentation of items of other comprehensive income

IFRS 10, Consolidated financial statements	January 1, 2013

IFRS 11, Joint arrangements	January 1, 2013

IFRS 12, Disclosure of interests in other entities	January 1, 2013

IFRS 13, Fair value measurement	January 1, 2013

IAS 27, Separate financial statements (2011)	January 1, 2013

IAS 28, Investments in associates and joint ventures	January 1, 2013

Revised IAS 19, Employee benefits	January 1, 2013

Annual Improvements to IFRSs 2009-2011 Cycle	January 1, 2013

Amendments to IFRS 7, Financial instruments: Disclosures	January 1, 2013

– Disclosures - Offsetting financial assets and financial liabilities

Amendments to IAS 32, Financial instruments: Presentation	January 1, 2014

– Offsetting financial assets and financial liabilities

IFRS 9, Financial instruments	January 1, 2015

54	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2012 (continued)

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements except for the following:

IFRS 10, Consolidated financial statements

IFRS 10 replaces the requirements in IAS 27, Consolidated and separate financial statements relating to the preparation of consolidated financial statements.  It introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns.

The application of IFRS 10 is not expected to change any of the control conclusions reached by the Group in respect of its involvement with other entities as at January 1, 2013. However, it may in the future result in investees being consolidated which would not have been consolidated under the Group’s existing policies or vice versa.

55	Subsidiaries

The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment / operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity

Shantou Airlines Company Limited (a)	PRC	RMB	280,000,000	60%	Airline
Chongqing Airlines Company Limited (a)	PRC	RMB	1,200,000,000	60%	Airline
Zhuhai Airlines Company Limited (a)	PRC	RMB	250,000,000	60%	Airline
Xiamen Airlines (a)	PRC	RMB	5,000,000,000	51%	Airline
Guizhou Airlines (a)	PRC	RMB	180,000,000	60%	Airline
Nan Lung International Freight Limited	Hong Kong	HKD	3,270,000	51%	Freight services
Guangzhou Baiyun International Logistic Company Limited (a)	PRC	RMB	50,000,000	61%	Logistics operations
China Southern Airlines Group Air Catering Company Limited (a)	PRC	RMB	10,200,000	100%	Air catering
Guangzhou Nanland Air Catering Company Limited (b)	PRC	RMB	120,000,000	55%	Air catering
Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB	251,332,832	51.84%	Property management
Beijing Southern Airlines Ground Services Company Limited (a)	PRC	RMB	18,000,000	100%	Airport ground services

(a)	These subsidiaries are PRC limited liability companies.

(b)	This subsidiary is a Sino-foreign equity joint venture company established in the PRC.

(c)	Certain subsidiaries of the Group are PRC joint ventures which have limited terms pursuant to the PRC law.

56	Associates and jointly controlled entities

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2012 are as follows:

			Proportion of ownership		Proportion
			interest held by		of voting
	Place of	Group’s			rights held
	Establishment/	effective	The		by the	Principal
Name of company	operation	interest	Company	Subsidiaries	Group	Activity

GAMECO (a)	PRC	50%	50%	-	50%	Aircraft repair and maintenance services
SA Finance	PRC	33.98%	21.09%	12.89%	33.98%	Provision of financial services
Sichuan Airlines	PRC	39%	39%	-	39%	Airline
CSA Culture	PRC	40%	40%	-	40%	Advertising services
Zhuhai Xiang Yi (a)	PRC	51%	51%	-	50%	Flight simulation services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited (a)	PRC	50%	50%	-	50%	Sales of duty free goods in flight
Flying College (a)	Australia	48.12%	48.12%	-	50%	Pilot training services

(a)	These are jointly controlled entities.

(b)	Certain jointly controlled entities of the Group are PRC joint ventures which have limited terms pursuant to the PRC law.

