Form 20-F
period 2013-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2014-04-25
CIK 1041668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 ☐ Yes ☑ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS		1
INTRODUCTORY NOTE		2
GLOSSARY OF AIRLINE INDUSTRY TERMS		3
PART I		4
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3.	KEY INFORMATION	4

A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7
ITEM 4. INFORMATION ON THE COMPANY		15
A.	History and Development of the Company	15
B.	Business Overview	18
C.	Organizational Structure	36
D.	Property, Plant and Equipment	39
ITEM 4A. UNRESOLVED STAFF COMMENTS		40
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		40
Critical Accounting Policies		40
Recently Pronounced International Financial Reporting Standards		41
Overview		42
Certain Financial Information and Operating Data by Geographic Region		43
A.	Operating Results	44
B.	Liquidity and Capital Resources	50
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		53
A.	Directors, Senior Management and Employees	53
B.	Compensation	60
C.	Board Practices	61
D.	Employees	62
E.	Share Ownership	64
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		64
A.	Major Shareholders	64
B.	Related Party Transactions	65
C.	Interests of Experts and Counsel	70
ITEM 8. FINANCIAL INFORMATION		70
A.	Consolidated Statements and Other Financial Information.	70
B.	Significant Changes.	71

ITEM 9. THE OFFER AND LISTING		71
A.	Offer and Listing Details	71
B.	Plan of Distribution	72
C.	Markets	72
D.	Selling Shareholders	72
E.	Dilution	72
F.	Expenses of the Issue	73
ITEM 10. ADDITIONAL INFORMATION		73
A.	Share Capital	73
B.	Memorandum and Articles of Association	73
C.	Material Contracts	77
D.	Exchange Controls	77
E.	Taxation	78
F.	Dividends and Paying Agents	82
G.	Statement by Experts	82
H.	Documents on Display	82
I.	Subsidiary Information	83
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		83
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		84
A.	Debt Securities	84
B.	Warrants and Rights	84
C.	Other Securities	84
D.	American Depositary Shares	84
PART II		85
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		85
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		85
A.	Material Modifications to the Instruments Defining the Rights of Security Holders	85
B.	Material Modifications to the Rights of Registered Securities by Issuing or Modifying any other Class of Securities	85
C.	Withdrawal or Substitution of a Material Amount of the Assets Securing any Registered Securities	85
D.	Change of Trustees or Paying Agents for any Registered Securities	85
E.	Use of Proceeds	86
ITEM 15. CONTROLS AND PROCEDURES		86
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		86
ITEM 16B. CODE OF ETHICS		87
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES		87
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE		87
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		87
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT		87
ITEM 16G. CORPORATE GOVERNANCE		88

ITEM 16. MINE SAFETY DISCLOSURE	91
ITEM 17. FINANCIAL STATEMENTS	91
ITEM 18. FINANCIAL STATEMENTS	91
ITEM 19. EXHIBITS	91
Index to Exhibits	91

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

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the “Company”, “we”, “us” and “our” means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, the “Group” means the Company and its consolidated subsidiaries, and “CSAHC” means China Southern Air Holding Company, the Company’s parent company which holds a 53.65% interest in the Company as of April 18, 2014.

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

The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company for the year ended December 31, 2013 (the “Financial Statements”) have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”).

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB6.0969, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2013. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

GLOSSARY OF AIRLINE INDUSTRY TERMS

In this Annual Report, unless the context indicates otherwise, the following terms have the respective meanings set forth below.

Capacity

“available seat kilometers” or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

“available ton kilometers” or “ATK”	the tons of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown

Traffic

“cargo ton kilometers”	the load in tons multiplied by the kilometers flown

“revenue passenger kilometers” or “RPK”	the number of passengers carried multiplied by the kilometers flown

“revenue ton kilometers” or “RTK”	the load (passenger and cargo) in tons multiplied by the kilometers flown

“revenue ton kilometers-cargo”	revenue freight ton kilometers (RFTK), the load (cargo) in tons multiplied by the kilometers flown

“revenue ton kilometers-passenger”	the load (passenger) in tons multiplied by the kilometers flown

“ton”	a metric ton, equivalent to 2,204.6 pounds

Yield

“yield per RPK”	revenue from passenger operations divided by RPK

“yield per RFTK”	revenue from cargo operations divided by RFTK

“yield per RTK”	revenue from airline operations (passenger and cargo) divided by RTK

Cost

“operating cost per ATK”	operating expenses divided by ATK

Load Factors

“overall load factor”	RTK expressed as a percentage of ATK

“passenger load factor”	RPK expressed as a percentage of ASK

Utilization

“utilization rates”	the actual number of flight and taxi hours per aircraft per operating day

Equipment

“expendables”	aircraft parts that are ordinarily used up and replaced with new parts

“rotables”	aircraft parts that are ordinarily repaired and reused

Others

“ADR”	American Depositary Receipt

“A Shares”	Shares issued by the Company to investors in the PRC for subscription in RMB, with par value of RMB1.00 each

“CAAC”	Civil Aviation Administration of China

“CAOSC”	China Aviation Oil Supplies Company

“CSRC”	China Securities Regulatory Commission

“H Shares”	Shares issued by the Company, listed on The Stock Exchange of Hong Kong Limited and subscribed for and traded in Hong Kong dollars, with par value of RMB1.00 each

“Nan Lung”	Nan Lung Holding Limited (a wholly-owned subsidiary of CSAHC)

“NDRC”	National Development and Reform Commission of China

“SA Finance”	Southern Airlines Group Finance Company Limited

“SAFE”	State Administration of Foreign Exchange of China

“SEC”	United States Securities and Exchange Commission

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

A.	Selected Financial Data.

The following tables present selected financial data for the five-year period ended December 31, 2013. The selected consolidated income statement data for the three-year period ended December 31, 2011, 2012 and 2013 and selected consolidated statement of financial position data as of December 31, 2012 and 2013 excluding basic and diluted earnings per ADR, are derived from the audited consolidated financial statements of the Company, including the related notes, included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2009 and 2010 and selected consolidated statement of financial position data as of December 31, 2009, 2010 and 2011 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and “Item 5. Operating and Financial Review and Prospects” which are included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs.

	Year ended December 31,
	2013 US$	2013 RMB	2012 RMB	2011 RMB	2010 RMB	2009 RMB
	(in million, except per share and per ADR data)
Consolidated Income Statement Data:

Operating revenue	16,164	98,547	99,514	90,395	76,495	54,802
Operating expenses	(16,120)	(98,280)	(95,877)	(87,063)	(70,689)	(55,355)
Operating profit	248	1,510	5,099	4,353	6,282	1,436
Profit before income tax	571	3,484	4,738	6,930	8,089	428
Profit for the year	451	2,750	3,784	6,090	6,412	524
Profit attributable to:
Equity shareholders of the Company	326	1,986	2,619	5,110	5,792	327
Non-controlling interests	125	764	1,165	980	620	197
Basic and diluted earnings per share	0.03	0.20	0.27	0.52	0.70	0.05
Basic and diluted earnings per ADR (1)	1.66	10.11	13.34	26.02	34.83	2.31

(1) Basic and diluted earnings per share have been computed by dividing profit attributable to equity shareholders of the Company by the weighted average number of shares in issue. Basic and diluted earnings per ADR have been computed as if all of our issued or potential ordinary shares, including domestic shares and H shares, are represented by ADRs during each of the years presented. Each ADR represents 50 shares.

	Year ended December 31,
	2013 US$	2013 RMB	2012 RMB	2011 RMB	2010 RMB	2009 RMB
	(in million)
Consolidated Statement of Financial Position Data:

Cash and cash equivalents	1,927	11,748	10,082	9,863	10,404	4,343
Other current assets	1,447	8,825	6,705	9,622	5,455	4,785
Asset classified as held for sale	-	-	-	-	-	529
Property, plant and equipment, net	19,646	119,777	100,040	87,711	80,214	63,673
Total assets	27,097	165,207	142,454	129,412	111,335	94,856
Bank and other loans, including long-term bank and other loans due within one year	3,320	20,242	21,899	18,789	9,324	17,452
Obligations under capital leases due within one year	596	3,636	2,494	1,784	1,654	1,431
Bank and other loans, excluding balance due within one year	6,109	37,246	30,196	29,037	31,876	27,875
Obligations under capital leases, excluding balance due within one year	5,146	31,373	19,371	14,053	12,776	11,887
Total equity	6,963	42,451	39,734	37,777	30,316	13,368
Number of shares (in million)	9,818	9,818	9,818	9,818	9,818	8,003

Selected Operating Data

The operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the statistical standards, which have been implemented by the Group since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2013	2012	2011	2010	2009
Capacity
ASK (million)	186,800	169,569	151,064	140,498	123,441
ATK (million)	24,952	23,065	20,795	19,140	15,446
Kilometers flown (thousand)	1,147,070	1,052,495	939,233	872,899	746,133
Hours flown (thousand)	1,829	1,681	1,507	1,392	1,195
Number of landing and take-offs	809,870	757,022	702,264	686,223	616,296
Traffic
RPK (million)	148,417	135,535	122,344	111,328	93,002
RTK (million)	17,469	16,160	14,461	13,104	10,067
Passengers carried (thousand)	91,791	86,485	80,677	76,456	66,281
Cargo and mail carried (tons)	1,276,350	1,232,000	1,135,000	1,117,000	862,000
Load Factors
Passenger load factor (RPK/ASK) (%)	79.4	79.9	81.0	79.2	75.3
Overall load factor (RTK/ATK) (%)	70.0	70.1	69.5	68.5	65.2
Yield
Yield per RPK (RMB)	0.59	0.66	0.67	0.62	0.54
Yield per RFTK (RMB)	1.48	1.59	1.61	1.70	1.63
Yield per RTK (RMB)	5.42	5.95	6.03	5.66	5.26
Fleet
— Boeing	282	243	223	208	194
— Airbus	253	225	208	191	157
— McDonnell Douglas	-	-	-	12	16
— Others	26	23	13	11	11
Total aircraft in service at period end	561	491	444	422	378
Overall utilization rate (hours per day)	9.6	9.8	9.8	9.6	9.4

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

Period	Period End	Average (1) (RMB per US$)	High	Low
Annual Exchange Rate

2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1412	6.2213	6.0537

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
October 2013	6.1209	6.0815
November 2013	6.0993	6.0903
December 2013	6.0927	6.0537
January 2014	6.0600	6.0402
February 2014	6.1448	6.0591
March 2014	6.2273	6.1183
April 2014 (up to April 18, 2014 )	6.2240	6.1966

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Risks Relating to our Business

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADRs, H Shares and A Shares.

Major Chinese airlines are wholly- or majority-owned either by the Chinese government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese government, holds and exercises the rights of ownership of 53.65% of the equity of the Company. The interests of the Chinese government in the Company and in other Chinese airlines may conflict with the interests of the holders of the ADRs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in the Company. In addition, the Company may accept further capital injection from CSAHC through non-public subscriptions, which may have dilutive impact for other holders of ADRs, H Shares and A Shares.

Due to high degree of operating leverage and high fixed costs, a decrease in revenues of the Group could result in a disproportionately higher decrease in its profit for the year. The results of the Group’s operations are also significantly exposed to fluctuations in foreign exchange rates.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in its profit for the year. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly by fluctuations in the Renminbi-U.S. dollar exchange rate. Our net exchange gain increased by RMB2,636 million, from RMB267 million in 2012 to RMB2,903 million in 2013 mainly attributable to the significant appreciation of Renminbi against U.S. dollar in 2013.

The Group has significant committed capital expenditures in the next three years, but may face challenges and difficulties as it seeks to maintain liquidity.

We have a substantial amount of debt, lease and other obligations, and will continue to have a substantial amount of debt, lease and other obligations in the future. As of December 31, 2013, the Group’s current liabilities exceeded its current assets by RMB28,640 million. The Group generally maintains sound operating cash flow. However, our substantial indebtedness and other obligations may in the future negatively impact our liquidity. In addition, the Group has significant committed capital expenditures in the next three years, due to aircraft acquisitions. In 2013 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. Moreover, the Group may not be able to meet its debt obligations as they fall due and commit future capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2013, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB166,270 million, of which approximately RMB120,904 million was unutilized. Our directors believe that sufficient financing will be available to the Group in 2014. However there can be no assurance that such loan financing will be available on terms acceptable to the Group or at all.

CSAHC will continue to be our controlling shareholder, and its interests may conflict with those of the Group. CSAHC and certain of its affiliates will continue to provide certain important services to the Group. Any disruption of the provision of services by CSAHC or its affiliates could affect the Group’s operations and financial conditions.

CSAHC will continue to be the controlling shareholder of the Company. CSAHC and certain of its affiliates will continue to provide certain important services to the Group, including the import and export of aircraft spare parts and other flight equipment, advertising services, provision of air ticket selling services, property management services, leasing of properties and financial services, and repair, overhaul and maintenance services on jet engines. The interests of CSAHC may conflict with those of the Group. In addition, any disruption of the provision of services by CSAHC’s affiliates or a default by CSAHC of its obligations owed to the Group could affect the Group’s operations and financial conditions. In particular, as part of its cash management system, the Group periodically places certain amount of demand deposits after independent shareholders’ approval with SA Finance, a PRC authorized financial institution controlled by CSAHC and an associate of the Company. The Group has taken certain measures to monitor the fund flows between itself and SA Finance and the placement of funds by SA Finance. Such monitoring measures may help to enhance the safety of the Group’s deposits with SA Finance. In addition, we have received a letter of undertakings from CSAHC dated March 31, 2009, in which, among other things, CSAHC warranted that the Group’s deposits and loans with SA Finance were definitely secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with the business of SA Finance over which the Group does not have control. As of December 31, 2012 and 2013, the Group had deposits of RMB2,307 million and RMB2,675 million, respectively, with SA Finance.

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

The Group could be adversely affected by an outbreak of a disease or large scale natural disasters that affect travel behavior .

The outbreak of the H1N1 swine flu in March 2009 has had an adverse impact on the aviation industry globally (including the Group). The spread of the swine flu adversely affected the Group’s international routes operations in 2009. Recently, there have been a number of outbreaks of H7N9 bird flu in several provinces in the PRC. A further spread of H7N9 bird flu may have a negative impact on the economic and business activities in China and thereby adversely affect our results of operation. A future outbreak of an infectious disease or any other serious public health concerns in Asia and elsewhere could have a material adverse effect on our business, financial condition and results of operations.

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

The policy restraint on direct flights between Taiwan and Mainland China has been further loosened in the past few years. As of April 18, 2014, there were 414 cross-Strait direct passenger flights per week. The Company was the first Chinese carrier to operate non-stop flights from Mainland China to Taiwan and as a result has benefited from the operation of such flights. However, given the cross-Strait flight arrangement is subject to the political relationship between Taiwan and Mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement, and therefore may have a material adverse impact on the Group's results.

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could adversely affect the Company and the airline industry as a whole. The travel industry continues to face on-going security concerns and cost burdens.

The aviation industry as a whole has been beset with high-profile terrorist attacks, most notably the attack on September 11, 2001 in the United States. Terrorist attacks could also affect the aviation industry in China. Airlines in China have experienced several incidents of terrorist attacks or threats recently. For example, on March 7, 2008, on a China Southern Airlines flight boarding in Urumqi, crew members discovered a terrorist suspect. On July 14, 2010, a passenger jet en route from Urumqi to Guangzhou was forced to make an emergency landing after receiving an anonymous call claiming there was a bomb on the aircraft. On June 29, 2012, there was an attempted hijacking on a passenger flight operated by Tianjin Airlines between Hotan and Urumqi in China's Xinjiang region. CAAC has enhanced security measures, but the effectiveness of such measures cannot be ascertained. Additional terrorist attacks, even if not made directly on the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings or selective cancellation or redirection of flights) could materially and adversely affect the Company and the aviation industry. Potential impacts that terrorist attacks could have on the Company include substantial flight disruption costs caused by grounding of fleet, significant increase in security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significant decrease in traffic measured in revenue passenger kilometers. Additionally, increasingly strict security measures make air travel a hassle in the eyes of some consumers. These factors can have an uncertain impact on the development of the aviation industry.

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

However, our independent registered public accounting firm or PRC Auditor may not be satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed. Our independent registered public accounting firm or PRC Auditor may also interpret the requirements, rules and regulations differently, and reach a different conclusion regarding the effectiveness of our internal control over financial reporting. Although our management have concluded that our internal control over financial reporting as of December 31, 2013 was effective, we may discover deficiencies in the course of our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, as required under the above mentioned rules and regulations. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

The Company could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The Company believes that it was not a PFIC for the taxable year 2013. However, there can be no assurance that we will not be a PFIC for the taxable year 2014 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

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

The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel cost for 2013 accounted for 65.8% of its flight operations expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports) must be purchased from the exclusive providers, CAOSC and Bluesky Oil Supplies Company, which are supervised by the CAAC. Chinese airlines may also purchase jet fuel at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines.

Domestic price for jet fuel has experienced fluctuations in the past few years. The Group’s profit for the year may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control. For more information on the jet fuel prices, please see “Item 4, Information on the Company - Business Overview - Jet Fuel” section below for further discussion.

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

In 2013, a reasonable possible increase or decrease of 10% in jet fuel price with volume of fuel consumed and all other variables held constant, would have increased or decreased the Group’s annual fuel costs by approximately RMB3,554 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

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

Furthermore, for short-distance transportation, airplanes, trains and buses are alternatives to each other. Given the recent development of high-speed trains (as discussed below) , the construction of nationwide high-speed railway network and the improvement of inter-city expressway network, the commercial aviation sector as a whole faces increasing competition from the alternative means of transportation such as railways and highways.

We expect to face substantial competition from the rapid development of the Chinese rail network.

The PRC government is aggressively implementing the expansion of its high-speed rail network, which provides train services at a speed of up to 300 kilometers per hour connecting major cities such as Beijing, Shanghai, Wuhan, Zhengzhou, Xi'an, Qingdao, Guangzhou, Harbin and Dalian. In December 2012, the Beijing-Guangzhou and Harbin-Dalian High-Speed Railways commenced operation, the expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular routes below 800 kilometers. The aggregate high-speed railway mileage in China reached over 10,000 kilometers as of December 31, 2013. The construction of all railways in China’s “Four Longitudinal and Four Horizontal” high-speed railway network is expected to complete by the end of 2014. We expect it will bring further negative impact on the domestic aviation industry. Increased competition and pricing pressures from railway service may have a material adverse effect on our financial condition and results of operations.

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

Starting on January 1, 2012, aviation sector will be included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of greenhouse gas emissions. Airline operators in the EU will receive tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB100 million) worth of CO2 emissions allowances from other greener industries. Pursuant to this policy, the domestic airlines having flight points in Europe undertake the same carbon emission reductions obligation as the European local airlines, which will result in a significant increase in the operating cost of domestic airlines in Europe, including our Company, and further have an adverse impact on the results of operations and financial condition. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant government authorities, the major airlines are prohibited from joining the ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items by adducing this reason. On November 12, 2012, EU announced to temporarily suspend the implementation of the ETS in the aviation sector in 2013 in order to forge a positive negotiation environment for all parties. Although the EU Commission has brought forward to the Council of the EU and the ETS legislation amendment, which will narrow down ETS within the EU airspace, the EU has not yet made the final decision. There can be no assurance that the new implementation proposal will not have negative impact on our financial condition and result of operation.

We may utilize fuel hedging arrangements which may result in losses.

While we have not entered into any fuel hedging transactions since the fourth quarter of 2008, we may in the future consider to hedge a portion of our future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, where we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs.

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

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC which took effect on January 1, 2008. As a result of the new tax law, the statutory income tax rate adopted by the Company and its subsidiaries has been changed to 25% with effect starting from January 1, 2008. Prior to enactment of the new tax law, certain branches and subsidiaries of the Company were taxed at rates ranging from 15% to 33%. Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively. To the extent that there are any withdrawals of, or changes in, the preferential tax treatment that we currently enjoy, our tax liability may increase correspondingly and our financial condition and results of operations may be adversely affected.

On July 31, 2012, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a pilot program (the “Pilot Program”), pursuant to which, commencing on November 1, 2012, business tax is replaced by a value-added tax (“VAT”). According to the Pilot Program, all traffic revenues and the other revenues that fall within the scope of the Pilot Program, including ground service income and cargo handling income, are subjected to VAT levied at the applicable tax rates of 17%, 11% or 6%. Other revenues that are not within the scope of the Pilot Program continue to be subject to business tax at applicable tax rates. However, as the Pilot Program has only been implemented recently, there is uncertainty as to how its impact on our financial condition and results of operations is not certain, but it may affect the way we record our revenues and taxes in our financial statements. As a result, it may be difficult to compare our financial statements in future periods with these before the Pilot Program was implemented.

The PRC new tax law may have negative tax impact on holders of H Shares or ADRs of the Company, by requiring the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise.

The new tax law generally provides for a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

For individuals, Chinese tax law generally provides that an individual who receives dividends from the Company is subject to a 20% income tax. A 50% reduction of taxable income is granted by Chinese tax law for an individual receiving dividends from a listed company on Shanghai Stock Exchange or Shenzhen Stock Exchange. As a result, the effective tax rate for dividends received by A Share individual holders is 10% in 2013. Dividend received by any foreign individual that holds overseas shares in Chinese enterprise is generally subject to individual income tax at a flat rate of 20%, subject to exemption or reduction by an applicable double-taxation treaty.

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

Proceedings instituted recently by the SEC against four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations. On January 22, 2014, an initial administrative law decision was issued, which determined that the four PRC-based accounting firms should be censured and barred from practicing before the SEC for a period of six months. The four PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial law decision is neither final nor legally effective unless and until it is endorsed by the full SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts.

We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the SEC is successful in the proceedings, it could result in the accounting firms, including our independent registered public accounting firm losing temporarily or permanently, the ability to practice before the SEC. While we cannot predict the outcome of the SEC's proceedings, if the accounting firms including our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the NYSE for CSA's case or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

On June 29, 2012, Xiamen Airlines, a subsidiary of the Company and Southern Airlines Culture and Media Co., Ltd. (“SACM”) entered into an agreement, pursuant to which Xiamen Airlines agreed to sell and SACM agreed to purchase 51% equity interests in Xiamen Airlines Media Co., Ltd.(“XAMC”), at a consideration of approximately RMB43.12 million. Immediate prior to the transaction, XAMC was wholly owned by Xiamen Airlines and primarily engaged in providing advertising, corporate branding, publicity and exhibition services and was responsible for the overall brand building and publicity of Xiamen Airlines.

On September 24, 2012, we entered into a joint venture agreement with Henan Civil Aviation Development and Investment Co., Ltd. (“Henan Aviation Investment”) for the establishment of China Southern Airlines Henan Company Limited, a joint venture company with a total registered capital of RMB6 billion, which will be owned as 60% and 40% by the Company and Henan Aviation Investment, respectively. The first installment of paid-in capital of RMB1.2 billion was received in full. On September 28, 2013, Henan Aviation Investment was established.

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

 Pursuant to an A320 Series Aircraft Purchase Agreement dated January 20, 2010 between the Company and Airbus SNC, we will acquire 20 Airbus 320 series aircraft from Airbus SNC. According to the information provided by Airbus SNC, the catalogue price of an Airbus 320 aircraft, including airframe and engines, is around US$76.9 million. The aggregate consideration for the acquisition will be partly payable in cash and partly through financing arrangements with banking institutions. The Airbus aircraft have been delivered in stages to the Company.

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

Capital Expenditure

The Group had RMB29,576 million, RMB23,911 million and RMB23,428 million capital expenditures in 2013, 2012 and 2011, respectively. Of such capital expenditures in 2013, RMB17,268 million was financed by capital leases, RMB11,801 million was financed by bank borrowings while the remaining RMB507 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations. As of December 31, 2013, we had total capital commitments for aircraft, engines and related equipment of approximately RMB47,651 million.

B.	Business Overview

General

The Group provides commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics from the CAAC, the Group is one of the largest Chinese airlines and, as of the year end of 2013, ranked first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2013, the Group’s RPKs increased at a compound annual growth rate of 10.1% from 122,344 million in 2011 to 135,535 million in 2012 and 148,417 million in 2013 while its capacity, measured in terms of ASKs, increased at a compound annual growth rate of 12.2%, from 151,064 million in 2011 to 169,569 million in 2012 and 186,800 million in 2013. In 2013, the Group carried 91,791 million passengers and had passenger revenue of RMB88,271 million (approximately US$14,478 million).

The Group conducts a portion of its airline operations through its airline subsidiaries namely Xiamen Airlines, Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”) and Chongqing Airlines Company Limited (“Chongqing Airlines”) (collectively, the “Airline Subsidiaries”). In 2013, the Airline Subsidiaries carried 27.3 million passengers and had passenger revenue of RMB22,404 million (approximately US$3,675 million) and accounted for 29.7% and 25.4% of the Group’s passengers carried and passenger revenue, respectively.

The Group also provides air cargo and mail services. The cargo and mail revenue of the Group decreased by 2.2% to RMB6,413 million (approximately US$1,052 million) in 2013 as compared with that of 2012. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.

As of December 31, 2013, the Group operated 849 routes, of which 674 were domestic, 135 were international and 40 were regional. The Group operates the most extensive domestic route network among all Chinese airlines. Its route network covers commercial centers and rapidly developing economic regions in Mainland China.

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

The Group’s operations primarily focus on the domestic market. In addition, the Group also operates regional routes and international flights. As of December 31, 2013, the Group had 40 regional routes and 135 international routes. The Group’s regional operations include flights between destinations in Mainland China, Hong Kong, Macau and Taiwan. The Group’s international operations include scheduled services to cities in Australia, Austria, Azerbaijan, Bangladesh, United Kingdom, Burma, Cambodia, Canada, Dutch, France, Georgia, German, India, Indonesia, Japan, Kazakhstan, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Saudi, Singapore, South Korea, Tajikistan, Thailand, Turkey, Turkmenistan, United Arab Emirates (UAE), United States of American (USA), Vietnam and other destinations.

After joining Skyteam Alliance, the Group has established a network reaching over 1,024 destinations globally, connecting 187 countries and regions and covering major cities around the world.

As of December 31, 2013, the Group had a fleet of 561 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, 787, Airbus 320 series, 330, 380 etc. The average age of the Group’s registered aircraft was 6.0 years as of December 31, 2013.

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

On March 8, 2010, our board approved the placement of up to 1,766,780,000 new A shares to not more than 10 specific investors including CSAHC and the placement of not more than 312,500,000 new H shares to Nan Lung, a wholly-owned subsidiary of CSAHC. On the same date, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share. In addition, the Company and Nan Lung entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HK$2.73 per H share. The above placement and subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H shares on April 30, 2010. On September 8, 2010, we received the formal approval from CSRC for the proposed non-public issuance of H Shares. On September 15, 2010, we received the formal approval from CSRC for the proposed non-public issue of A Shares. In November 2010, we completed the placements of 1,501,500,000 new A shares and 312,500,000 H shares, among which 123,900,000 new A shares were issued to CSAHC at the subscription price of RMB6.66 per share, and 312,500,000 H shares were issued to Nan Lung at the subscription price of HK$2.73 per share.

On June 11, 2012, we entered into an A Shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and we conditionally agreed to allot and issue up to 487,804,878 A Shares for a consideration of not more than RMB2 billion, equivalent to the subscription price of approximately RMB4.1 per new A Share. The subscription agreement was approved in the Extraordinary General Meeting on August 10, 2012, which remained effective for a period of twelve months from the date of approval of the resolution at the general meeting. As of August 9, 2013, the relevant work regarding the 2012 Non-public A Share Issue of the Company had not been completed. The proposal for the 2012 Non-public A Share Issue of the Company and A Shares subscription agreement therefore were lapsed automatically due to the expiration of the resolution passed at the general meeting.

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

On March 21, 2014, the Company completed the issuance of the first tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the “First Tranche Financing Bills”). The total issuance amount of the First Tranche Financing Bills was RMB3 billion, with a maturity period of 180 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

On April 17, 2014, the Company completed the issuance of the second tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the “Second Tranche Financing Bills”). The total issuance amount of the Second Tranche Financing Bills was RMB3 billion, with a maturity period of 270 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

Traffic

The following table sets forth certain statistical information with respect to the Group’s passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail arrived (tons)		Total traffic (tons kilometers)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in thousands)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2011	80.68	5.5	1,135	1.6	14,461	10.4
2012	86.48	7.2	1,232	8.5	16,160	11.7
2013	91.79	6.1	1,276	3.6	17,469	8.1

Route Network

Overview

The Group operates the most extensive route network among all Chinese airlines. As of December 31, 2013, the Group operated 849 routes consisting of 674 domestic routes, 40 regional routes and 135 international routes.

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

In order to expand the Group’s international route network, the Group has entered into code-sharing agreements with several international airlines, including Delta Airlines, Air France, KLM Royal Dutch Airlines, Asiana Airlines, Korean Air, Japan Airlines Company Limited, Vietnam Airlines, Garuda Indonesian, Malaysian Airline, Kenya Airways, Pakistan International Airlines, Aeroflot-Russian Airlines, CSA Czech Airlines, Mandarin Airlines, WestJet, China Eastern Airlines, China Airlines and Xiamen Airlines. Under the code-sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by the Group to passengers using the Group’s codes. Similarly, the Group is permitted to sell tickets for the other participating airlines using its “CZ” code. The code-sharing agreements help increase the number of the Group’s international sales outlets. After joining Skyteam Alliance, the Group has further established a network reaching over 1,024 destinations globally, connecting 187 countries and regions and covering major cities around the world.

Route Bases

In addition to its main route bases including Guangzhou as core hub, Beijing as major hub, Urumqi as regional hub and Chongqing as seasonal hub, the Group maintains regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Haikou, Zhuhai, Xiamen, Shanghai, Xi’an, Fuzhou, Nanning, Guilin, Shantou, Guiyang and Sanya. Most of its regional route bases are located in provincial capitals or major commercial centers in the PRC.

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

Domestic Routes

The Group’s domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2013, the Group’s most profitable domestic routes were between: Guangzhou-Beijing, Beijing-Guangzhou, Shenzhen-Beijing, Shanghai-Guangzhou, Guangzhou-Shanghai, Beijing-Shenzhen, Urumqi-Beijing, Beijing-Urumqi, Shenzhen- Shanghai and Shanghai-Shenzhen.

Regional Routes

The Group offers scheduled service between Hong Kong and Guangzhou, Shenyang, Wuyishan, Zhangjiajie, Changchun, Yinchuan, Xiamen, Shantou, Beijing, Guilin, Meixian, Haikou, Wuhan, Zhengzhou, Nanning, Changsha, Sanya and Hohhot; between Macau and Hangzhou, Xiamen and Tianjin; and between Taipei and Guangzhou, Shanghai, Fuzhou, Hangzhou, Xiamen, Shenyang, Changsha, Wuhan, Dalian, Guilin, Harbin, Guiyang, Zhengzhou and Shenzhen. In 2013, the most profitable scheduled regional routes were between: Taipei-Guangzhou, Shanghai-Taipei, Guangzhou-Taipei, Taipei-Shanghai, Shenzhen-Taipei, Taipei-Shenzhen, Hong Kong-Beijing, Changchun-Guangzhou-Hong Kong, Beijing-Hong Kong and Hong Kong-Guangzhou-Changchun.

In 2013, the Group conducted a total of 17,247 flights on its regional routes, accounting for approximately 23.5% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in Mainland China according to CAAC statistics.

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Other than that, travelers between Taiwan and Mainland China had to make use of intermediate stops in Hong Kong or elsewhere. Since July, 2008, however, the ban on direct flights was further liberalized to allow direct charter flights on weekends. We were the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, the Mainland China and Taiwan agreed to have regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 18, 2014, there were 414 cross-Strait direct passenger flights a week.

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

In addition, the Group also provides scheduled services to cities in Australia, Austria, Canada, France, Germany, Georgia, India, Japan, Kazakhstan, Korea, Kyrgyzstan, Maldives, Nepal, Netherlands, Nigeria, New Zealand, Pakistan, Russia, Saudi Arabia, Tajikistan, Turkmenistan, Turkey, UAE, the United Kingdom and the United States.

Since joining Skyteam Alliance, the Group has established a network reaching over 1,024 destinations globally, connecting 187 countries and regions and covering major cities around the world.

In 2013, the Group’s most profitable international routes were: Guangzhou-Los Angeles, Guangzhou-Sydney, Dalian-Seoul, Guangzhou-Melbourne, Shenyang-Seoul, Seoul-Shenyang, Seoul-Dalian, Beijing-Guangzhou-Phnom Penh, Phnom Penh-Guangzhou-Beijing, Guangzhou-Auckland.

Aircraft Fleet

The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient and old aircraft. As of December 31, 2013, the Group operated a fleet of 561 aircraft with an average age of 6.0 years. Most aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Among all the aircraft, 319 aircraft operated by the Group are leased pursuant to various types of leasing arrangements. Please see the table below for an analysis of our aircraft in terms of average age and respective passenger capacity.

Model	Number of Aircraft	Average Age (years)	Passenger Capacity
Boeing 787	8	0.3	228
Boeing 777-200	8	16.9	284/360
Boeing 757-200	19	16	174/180//192/196/197/204
Boeing 737-800	175	4.4	159/161/164/170
Boeing 737-700	52	8.1	120/128
Boeing 737-300	10	18.6	126/138/140/144/148
Boeing 747-400F	2	11.4	n/a
Boeing 777-200F	8	2.7	n/a
Airbus 380-800	5	1.7	506
Airbus 330-300	11	4.2	218/258
Airbus 330-200	16	4.7	275/284
Airbus 321-200	63	5.6	152
Airbus 320-200	114	5.7	179
Airbus 319-100	44	7.4	122
EMB190	20	1.8	98
EMB145	6	9.3	50
Total	561	6.0	n/a

In 2013, the Group continued to expand and modernize its aircraft fleet. During 2013, the Group (i) took scheduled delivery of 85 aircraft, including one A380 aircraft, three A330-300 aircraft, four A321-200 aircraft, 20 A330-200 aircraft, eight B787 aircraft, 44 B737-800 aircraft and two B777-200F aircraft; (ii) took scheduled delivery of three EMB190 aircraft under operating leases; (iii) returned seven aircraft under operating leases upon expiry, including two B777-200 aircraft two B737-700 aircraft and three B737-300 aircraft; and (iv) disposed eight B737-300 aircraft.

In February 2012, we entered into an agreement with the Boeing Company for the acquisition of ten Boeing B777-300ER aircraft. In August 2012, Xiamen Airlines, our subsidiary, entered into an agreement with the Boeing Company for the acquisition of 40 Boeing B737 series aircraft. In December 2012, we entered into an agreement with Airbus S.A.S. for the acquisition of ten Airbus A330-300 aircraft. Aircraft under these acquisition agreements are scheduled for delivery from 2014 to 2019.

Aircraft Financing Arrangements

Overview

A significant portion of the Group’s aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to eleven years. As of December 31, 2013, 182 of the Group’s 561 aircraft were operated under capital leases, 137 were operated under operating leases, 242 were either owned aircraft financed by long-term mortgage loans, or acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made through acquisition by bank loans and the Group’s own funds, and pursuant to operating leases or capital leases. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2013, the number of aircraft operated by the Group pursuant to capital and operating leases and the average remaining terms, of such leases.

	Capital Lease	Operating Lease	Average Remaining Lease Term
Model	Year	Year	Year
Boeing 787	0	8	11.01
Boeing 737-800	55	39	5.87
Boeing 737-700	13	12	1.40
Boeing 777-200F	0	4	8.81
Airbus 380-800	0	2	9.67
Airbus 330-300	8	3	7.62
Airbus 330-200	2	11	6.92
Airbus 321-200	20	13	6.51
Airbus 320-200	34	39	7.58
Airbus 319-100	30	6	4.29
EMB190	20	0	6.30
Total	182	137	6.12

Capital leases

The majority of the capital leases in respect to aircraft and related equipment have terms of ten to twelve years expiring during the years 2015 to 2025. As of December 31, 2013, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB39,431 million. The Group’s capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

As of December 31, 2013, the Group’s aggregate future minimum lease payments required under its operating leases were RMB26,222 million. As of the year end of 2013, the Group’s operating leases had original terms generally ranging from five to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to eleven years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

For capital leases or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to withhold PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from nil to 11.6% of the lease payments, or in certain cases, the interest components of such payments for capital lease. The PRC withholding tax payable in respect of the lease arrangements amounting RMB198 million, RMB182 million and RMB172 million during 2013, 2012 and 2011 respectively, has been included as part of the lease charges.

Aircraft Flight Equipment

The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. The Group had 85 and 79 spare jet engines for its fleet as of the year end of 2013 and 2012, respectively. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for the Group’s aircraft are generally handled by Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

A major part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), an entity jointly controlled by the Company, Hutchison Whampoa (“Hutchison”) and South China International Aircraft Engineering Company Limited, consistent with the Group’s strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China having been certified as a repair station by both the CAAC and the Federal Aviation Administration. In March 1998, GAMECO received the Joint Civil Aviation Authorities certificate, which was transferred to European Aviation Safety Agency certification in November 2004, for the repair and maintenance of aircraft and aircraft engines.

The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capacity include overhaul of more than 70% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. GAMECO also provides line maintenance services to other seven Chinese airlines and 21 international airlines. GAMECO provides heavy maintenance services to twelve other Chinese airlines and eleven international airlines. Our agreement with GAMECO usually has a term of one year.

Overhauls of jet engines are performed by Zhuhai MTU, a former jointly controlled entity of the Company and MTU Aero Engines GmbH, and also by domestic qualified service providers in Beijing (AMECO), Xiamen (TEXL) and Hong Kong (HAESL), and by overseas qualified service providers in England, Korea, Singapore, Brazil, Canada and Poland. On September 28, 2009, the Company entered into an agreement with CSAHC to sell its 50% equity interest in Zhuhai MTU to CSAHC at a consideration of RMB1,607,850,000. The transfer was completed in February 2010.

The amounts incurred by the Group for comprehensive maintenance services provided by GAMECO and Zhuhai MTU were RMB2,579 million, RMB2,298 million and RMB2,018 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Safety

The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. For minor “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below what is prescribed by the CAAC. For example, the Company’s “Accident Signs Per Ten Thousands Hours Ratio” was 0.02, 0.036 and 0 in 2013, 2012 and 2011, respectively. In comparison, CAAC’s published maximum acceptable Accident Signs Per Ten Thousands Hours Ratio was 0.5, 0.5 and 0.5 in 2013, 2012 and 2011, respectively. This ratio is defined as the occurrence of one incident for every 10,000 hours of flight time. In 2013, the Group strengthened its flight safety management on the internal and external safety requirements. In 2008, the Group received the “Five-Star Flight Safety Award” from CAAC, being the first in the aviation industry to receive such a great honor. Subsequently in 2012, we were awarded the “Safe Flight Diamond Award” by CAAC for our 10,000,000 safety flight hours record, also being the first in the aviation industry to receive such a great honor. By December 31, 2013, the Company’s continuous safe flight span totaled to 11.87 million hours.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs accounted for 36.2%, 39.0% and 37.5% of the Group’s operating expenses for the years ended December 31, 2013, 2012 and 2011, respectively. Like all Chinese airlines, the Group is generally required by the Chinese government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994. In 2007 through the first half of 2008, the crude oil prices in the international market reached historic highs. In response to the pressure imposed by such soaring prices, on November 1, 2007 and June 20, 2008, respectively, NDRC increased the domestic price for jet fuel. Thereafter, in order to reduce fuel cost pressure faced by Chinese airlines, NDRC approved reductions in domestic prices for jet fuel in 2008 and 2009. However, starting from February 2009, the crude oil price in the international market continued to increase and maintained at a high level in 2013. As a result, the domestic price for jet fuel has increased significantly from RMB4,020 per ton in May 2009 to RMB7,885 per ton in March 2013. Our jet fuel costs decreased from RMB37,401 million in 2012 to RMB35,538 million in 2013 as a result of a decrease in average jet fuel prices from 2012 to 2013.

In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 12.6% and 12.0% of the Group’s total jet fuel consumption in 2013 and 2012, respectively.

Fuel Surcharge

The NDRC has lowered the rate of fuel surcharge from 0.00002691 per kilometer to 0.00002541 per kilometer, starting from April 1, 2012 and ending on March 31, 2013. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB4,140 per ton, the airlines are allowed to charge RMB0.00002541 per kilometer for the flight distance. The Group’s profit for the year may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control.

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

Training of Pilots and Flight Attendants

The Group believes that its pilot training program, which was established in cooperation with the CAAC affiliated Beijing University of Aeronautics and Astronautics (the “BUAA”), has significantly improved the quality of the training received by the Group’s pilots and has helped maintain the quality of the Group’s staff of pilots at a level consistent with the expansion of operations called for by the Group’s business strategy.

In the Group’s pilot training program, trainees have two years of theoretical training at the BUAA. After successful completion of academic and physical examinations, the trainees receive flight training for a period of approximately 20 months at the Flying College, a company that is 48.12% owned by the Company, 4.76% owned by CSAHC and 47.12% owned by a third party shareholder. Each trainee at the Flying College is required to fly at least 250 hours before being awarded a flight certificate. Graduates of the BUAA and the Flying College are hired by the Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for the Group’s trainee pilots is approximately four years. The Group had 407 trainees as of April 18, 2014. Approximately 380 trainees are expected to graduate by the end of 2014.

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

The Group funded the training of its recruited pilots in previous years and, as a result, incurred significant costs over the years. Recently, there has been a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change will not only cut down the Group’s training expenses significantly, but also ensures the long-term dedicated service of the pilots. Starting from 2007, the Group began to recruit pilots under the self-sponsored training arrangement. On December 5, 2007, August 27, 2008, August 27, 2009, August 26, 2010 and September 9, 2011, the Board approved the Company to provide a guarantee with joint liability for the loans incurred under the self-sponsored pilot training program in an aggregate amount of RMB90,858,000, not more than RMB213,600,000, not more than RMB184,750,000, not more than RMB179,269,600 and not more than RMB83,850,000, respectively. On December 29, 2009, Xiamen Airlines, 51% owned subsidiary of the Company agreed to provide a guarantee with joint liability for the loans incurred under the partial self-sponsored pilot training program in an aggregate amount of not more than RMB100 million up to December 31, 2013. As of December 31, 2013, the Group has provided guarantees with joint liability for the loans of such self-sponsored pilots in an aggregate amount of RMB656,000,000 under which an aggregate of personal bank loans of RMB464,000,000 were drawn down from the banks. For the year ended December 31, 2013, the Group made repayments of RMB6,000,000 due to the default of payments of certain pilot trainees.

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

Ground Services

The Group makes arrangements with airport authorities, other airlines or ground services companies for substantially all ground facilities, including runway, ramp, terminal and support services buildings, at each airport that it serves. The Group pays landing, parking and other fees to such airports, including Guangzhou Baiyun International Airport (the “Guangzhou Baiyun Airport”). At domestic airports, such fees are generally determined by the CAAC.

At Guangzhou Baiyun Airport, the Group operates its own passenger check-in, cargo, mail and baggage handling, aircraft maintenance and cleaning services. The Group also provides such services to its customer airlines that operate in Guangzhou Baiyun Airport.

Ground services at the airports, such as those in Shenzhen, Changsha, Wuhan, Zhengzhou, Haikou, Zhuhai, Xiamen, Guilin, Jieyang, Guiyang, Shenyang, Harbin, Dalian, Changchun, Sanya, Nanning, Chongqing, Shanghai Hongqiao, Shanghai Pudong and Urumqi, are operated directly by the Group. Ground services at the airport in Beijing have been primarily provided by Beijing China Southern Airlines Ground Services Co., Ltd, which became a wholly-own subsidiary of the Company in June 2009. Ground services at other airports in China are provided to the Group by local airport authorities or local airlines pursuant to various service agreements. Ground services and other services at airports outside China are provided to the Group by foreign services providers pursuant to various service agreements with such parties. All such agreements of the Group are short-term and otherwise on terms that are customary in the industry.

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

In order to optimize assets structure, tighten cost control, reduce the number of connected transactions and enhance the independence of operations in the long-run, the Company acquired a 100% equity interest in China Southern Airlines Group Air Catering Company Limited (“SAG Air Catering”) on August 31, 2007 from CSAHC. SAG Air Catering provides in-flight meals for flights of the Group originating or stopping at domestic airports, mainly in northern China and Xinjiang regions.

Cargo and Mail

The Group also provides air cargo and mail services. A significant portion of these services are combined with passenger flights services. Currently, the Group has two Boeing 747 freighters and eight Boeing 777 freighters, mainly servicing 13 international cargo routes, including Guangzhou – Amsterdam – Guangzhou, Guangzhou – Chongqing – Amsterdam – Guangzhou, Guangzhou – Frankfurt – Guangzhou, Guangzhou – Hangzhou – Los Angeles – Guangzhou, Guangzhou – Qingdao – Los Angeles – Zhengzhou – Guangzhou, Shanghai Pudong – Amsterdam – Chongqing – Shanghai Pudong, Shanghai Pudong – Amsterdam – Shanghai Pudong, Shanghai Pudong – Amsterdam – Vienna – Shanghai Pudong, Shanghai Pudong – Anchorage – Chicago –Shanghai Pudong, Shanghai Pudong – Zhengzhou – Anchorage – Chicago –Shanghai Pudong, Shanghai Pudong – Frankfurt –Shanghai Pudong, Shanghai Pudong –Los Angeles –Shanghai Pudong and Shanghai Pudong –Los Angeles –Vancouver – Shanghai Pudong. The Group conducts its cargo business primarily through its cargo hubs in Guangzhou and Shanghai.

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

The Group has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2013, approximately 20.5% of all ticket sales for the Group’s scheduled flights were made by the Group’s network of sales offices and CSAHC’s affiliates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents a commission of 5.54% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2013, sales by independent sales agents accounted for approximately 79.5% of the Group’s ticket sales of its scheduled flights.

Substantially all of the Group’s sales offices and agents in China are linked electronically to the CAAC’s computerized ticketing and reservations system, which is in turn linked to all domestic airlines for flights throughout China. The Group has also entered into membership agreements with several international reservation systems, including ABACUS in Southeast Asia, SABRE and GALILEO in the United States, AMADEUS in Europe and INFINI in Japan. These systems facilitate reservations and sales of tickets for the Group’s international flights. In 2008, the Group further improved and optimized its online sales network, and launched Tencent sales counters in cooperation with Tencent Technology Limited, thus expanded the consumer sales network of the Group. Meanwhile, the Group upgraded and reconstructed the SMS platform, which provided SMS information services on mileage, flight schedule, flight status and air ticket price, and launched the “95539” services hotlines.

Cargo

The Group’s cargo and mail services are promoted through its own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, the Group employs a number of cargo agents in the Pearl River Delta region. The Group generally pays such agents a commission of 3% to 4% of the relevant cargo freight rate for domestic and international services.

Promotional and Marketing Activities

The Group engages in regular promotional and marketing activities in an effort to increase its market share. The Group’s promotional and marketing activities for domestic routes emphasize safety, passenger comfort and the frequency of the Group’s flights. The Group’s promotional and marketing activities for international and regional passengers emphasize the Group’s quality of service, extensive route network in China and greater frequency of flights relative to other Chinese airlines. The Group was among the first to launch premium economy class of seating. In addition, the Group also promotes and markets its regional and international routes on the basis of price competitiveness.

The Group seeks to increase its name recognition by offering new services to passengers. For example, the Group was the first Chinese airline to provide off-airport check-in services. The Group also offered transfer and baggage “through-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. The Group widened its use of information technology and introduced new services such as cell phone check-in and SMS platforms. During the Beijing Olympic Games, the Group launched a special promotion known as “Welcome the Olympic Games with Gold Medal Services” and successfully fulfilled its duties to deliver quality services for the Beijing Olympic Games and Paralympics Games. In 2010, the Group successfully completed its missions to deliver quality services for the 16th Asian Games held in Guangzhou and the World Exposition Shanghai. In preparation for the hosting of the Asian Games, Guangzhou has made a huge investment in urban renovation and the construction of sports facilities. In addition, there was high consumption before, during and after the Asian Games. Ever since the successful bidding for hosting the Asian Games in 2004, Guangzhou has achieved a faster growth and improvement in its economy. Even though during the Asian Games, the aviation market did not show a marked growth trend due to a stricter security policy and there was few changes in the pattern of the normal cycle of travelers entering and leaving Guangzhou in the long run, the Asian Games will have a positive impact on the tourism and the aviation market in Guangzhou to a certain extent.

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

To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club” and the “Xiamen Airlines’ Egret Card Frequent Flyer Program”. By the end of 2013, the Group had approximately 21,795,200 members (including those of Xiamen Airlines) under these programs.

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

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 18, 2014, there were 414 cross-Strait direct passenger flights a week.

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

Air Fare Pricing Policy

Pursuant to “Pricing Reform of Domestic Civil Aviation” as approved by the State Council of the PRC effective on April 20, 2004, prices on domestic routes now fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through a local price bureau, the government now provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform. The CAAC and NDRC issued a notice on April 13, 2010, pursuant to which, effective on June 1, 2010, airlines may set first-class and business-class airfares freely in accordance with market prices, subject to relevant PRC laws. The economy-class airfares remain to be subject to the predetermined range. The CAAC and NDRC further issued a notice, pursuant to which, effective on October 20, 2013, airlines are free to set domestic flights airfares not exceeding up to 25% above the bench mark prices where governmental pricing guidance is applicable. Further, market-oriented pricing policy will be applied to certain designated domestic routes which are jointly operated by at least two airlines and which experience competition with other forms of public transportation.

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

Jet Fuel Supply and Pricing

CAOSC and Bluesky Oil Supplies Company, companies supervised by the CAAC, are the only jet fuel supply companies in China, with the exception of the joint venture jet fuel supply companies that supply Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports. Airlines are generally not permitted to buy jet fuel from other suppliers in their domestic operations, since the direct import of jet fuel for domestic purposes is prohibited. As a result, all Chinese airlines purchase their domestic jet fuel supply requirements (other than the above mentioned exceptions) from the seven regional branches of CAOSC. Jet fuel obtained from such regional branches is purchased at uniform prices throughout China that are determined and adjusted by CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors.

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

In the Chinese aviation industry, the three dominant airlines are the Group, Air China Limited (the “Air China”) and China Eastern Airlines Corporation Limited (the “China Eastern Airlines”). In 2013, these three airlines together controlled approximately 69.7% of the commercial aviation market in China as measured by passengers carried.

Most major Chinese airlines have in recent years significantly expanded their fleets, while at the same time passenger traffic may not increase proportionately. In some years, this has resulted in a reduction in our passenger load factors. As a result, we are required to be more competitive with respect to, for example, quality of service, including ticketing and reservations, in-flight services, flight scheduling and timeliness.

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

In June 2011, the Beijing-Shanghai High-Speed Railway commenced operation. We currently have only one daily flight on the Beijing-Shanghai aviation route. The opening of the Beijing-Shanghai High-Speed Railway has had a little direct impact on us. The aviation routes along the way, in particular, short-haul routes have experienced a greater loss of customers, but such losses are within our expectations and have had minimal impact on the entire industry. In December 2012, the Beijing-Guangzhou and Harbin-Dalian High-Speed Railways commenced operation. The expansion of the coverage of this network, improvements in the railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular routes below 800 kilometers. The aggregate high-speed railway mileage in China reached over 10,000 kilometers as of December 31, 2013. The construction of all railways in China’s “Four Longitudinal and Four Horizontal” high-speed railway network is expected to complete by the end of 2014. We expect it will bring further negative impact on the domestic aviation industry.

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

	Passenger Carried		Cargo and Mail Carried (tons)		Total Traffic (tons kilometers)
Year	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in thousands)	Group’s Share (% of total)	Industry Total (in billions)	Group’s Share (% of total)

2009	230.5	28.8	4,455	19.3	42.7	23.6
2010	267.7	28.6	5,630	19.8	53.8	24.3
2011	292.2	27.6	5,528	20.5	57.3	25.2
2012	319.4	27.1	5450	22.6	61.0	26.6
2013	354.0	25.9	5,613	22.7	67.2	26.0

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

The following table sets forth the Group’s market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China in 2013 according to passenger volume data from CAAC statistics.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Beijing	16.7%	10.8%	17.0%

Guangzhou	49.4%	31.2%	50.5%

Shanghai Pudong	8.4%	6.9%	9.4%

Shanghai Hongqiao	12.5%	16.7%	13.4%

Shenzhen	27.2%	14.2%	25.2%

Chengdu	12.3%	11.5%	12.2%

Kunming	13.0%	16.4%	12.5%

Xi’an	15.6%	13.4%	16.3%

Hangzhou	29.4%	20.1%	29.2%

Chongqing	23.9%	19.8%	25.6%

The following table sets forth the Group’s market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above) in 2013 according to passenger volume data from CAAC statistics.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Wuhan	37.7%	37.4%	35.4%

Changsha	36.0%	39.0%	37.0%

Haikou	24.0%	29.6%	22.6%

Sanya	26.0%	33.1%	25.9%

Zhengzhou	41.9%	21.4%	39.8%

Guilin	34.8%	40.2%	35.5%

Nanning	33.0%	38.8%	31.0%

Zhang Jia Jie	25.4%	27.5%	29.3%

Regional Routes

In 2013, the Group conducted a total of 17,247 flights on its regional routes, accounting for approximately 23.5% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China. The Group faces less competition on regional routes than that on domestic and international, and earns higher operating margin. Air China, Eastern Airlines, Air Macau, Dragon Air and Cathay Pacific Airways compete with the Group in the regional traffic markets.

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

In Southeast Asian routes, our competitors mainly include Thai Airways International, Singapore Airlines, Malaysian Airlines System, Air China and China Eastern Airlines. In European routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific Airways and Lufthansa German Airlines. In the United States routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific Airways and United Airlines. In Australian routes, our competitors include Air China, China Eastern Airlines, Cathay Pacific Airways and Qantas Airways. The Group competes in the international market primarily on the basis of safety, price, timeliness and convenience of scheduling.

Airline Subsidiaries

The Airline Subsidiaries are joint ventures established by the Company and local companies in the provinces or special economic zones where the Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2013, the Company owns a 51% or 60% equity interest in each of the Airline Subsidiaries.

As of December 31, 2013, Xiamen Airlines operated under its own “MF” code with a fleet of 101 aircraft on 142 domestic routes, 13 international routes and 16 regional routes. In 2013, Xiamen Airlines carried a total of about 18.57 million passengers, or approximately 20.2% of the passengers carried by the Group in that year, and had RMB15,792 million in traffic revenue.

As of December 31, 2013, Shantou Airlines operated under the Group’s “CZ” code with a fleet of 13 aircraft. In 2013, under the centralized allocation of flight routes of the Group, Shantou Airlines carried a total of about 2.71 million passengers, or 3.0% of the passengers carried by the Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2013 was RMB2,189 million.

As of December 31, 2013, Chongqing Airlines operated under the “OQ” code with a fleet of eleven aircraft. In 2013, under the centralized allocation of flight routes of the Group, Chongqing Airlines carried a total of about 2.11 million passengers, or 2.3% of the total number of passengers carried by the Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2013 was RMB1,514 million.

As of December 31, 2013, Zhuhai Airlines operated under the “CZ” code with a fleet of eight aircraft. In 2013, under the centralized allocation of flight routes of the Group, Zhuhai Airlines carried a total of about 1.39 million passengers, or approximately 1.5% of the total number of passengers carried by the Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2013 was RMB1,318 million.

As of December 31, 2013, Guizhou Airlines operated under the “CZ” code with a fleet of 13 aircraft. In 2013, under the centralized allocation of flight routes of the Group, Guizhou Airlines carried a total of about 2.49 million passengers, or approximately 2.7% of the total number of passengers carried by the Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB2,162 million for the year ended December 31, 2013.

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

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$65,607) per passenger. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. The Group believes that it maintains adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which the Group is subject to.

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

We own various trademarks and trade names related to our business. The names “China Southern” and “China Southern Airlines” contain Chinese words of common usage and are therefore not eligible for registration as trade names under current Chinese law. The kapok logo is a trademark registered in China and recorded with the International Air Transport Association (“IATA”), the rights to which are owned by CSAHC. The Company and CSAHC have entered into a trademark license agreement (the “Trademark License Agreement”), pursuant to which CSAHC has licensed to the Group the right to use the names “China Southern” and “China Southern Airlines” in both English and Chinese and granted the Company a ten-year renewable license from 1997 to use the kapok logo on a world-wide basis. CSAHC has retained the right to use the kapok logo in connection with its non-airline related businesses conducted as of the date of the Trademark License Agreement and to permit its affiliates that do not compete, directly or indirectly, with the Group to use the kapok logo. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May of 2007, the Trademark License Agreement has been automatically renewed by the two parties for another ten-year term ending 2017. Xiamen Airlines owns all rights to its egret logo, which is a trademark registered in China, and recorded with the IATA. Chongqing Airlines also owns all rights to its logo, which is a trademark registered in China, and recorded with the IATA.

C.	Organizational Structure.

The following chart illustrates the corporate structure of the Group as of December 31, 2013 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, associates and jointly controlled entities.

Note a: Including 12.89% ownership interest held by CSA’s subsidiaries.

The particulars of the Group’s principal subsidiaries as of December 31, 2013 are as follows:

Name of Company	Place and Date of Establishment/Operation	Proportion of Ownership Interest Held by the Company

Shantou Airlines Company Limited	PRC July 20, 1993	60%

Zhuhai Airlines Company Limited	PRC May 8, 1995	60%

Xiamen Airlines Company Limited	PRC August 11, 1984	51%

Guizhou Airlines Company Limited	PRC November 12, 1991	60%

Chongqing Airlines Company Limited	PRC May 30, 2007	60%

Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	55%

Guangzhou Baiyun International Logistic Company Limited	PRC July 23, 2002	61%

Xinjiang Civil Aviation Property Management Limited	PRC December 12, 2002	51.84%

China Southern Airlines Group Air Catering Company Limited	PRC December 25, 2003	100%

Nan Lung International Freight Limited	Hong Kong October 1, 1996	51%

Beijing Southern Airlines Ground Services Company Limited	PRC April 1, 2004	100%

China Southern Airlines Henan Airlines Company Limited	PRC September 28, 2013	60%

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2013 are as follows:

		Proportion of Ownership Interest Held by
Name of Company	Place and Date of Establishment/Operation	Group Effective Interest	The Company	Subsidiaries

Guangzhou Aircraft Maintenance Engineering Company Limited	PRC October 28, 1989	50%	50%	—

Southern Airlines Group Finance Company Limited	PRC June 28, 1995	33.98%	21.09%	12. 89%

Sichuan Airlines Corporation Limited	PRC August 28, 2002	39%	39%	—

Zhuhai Xiang Yi Aviation Technology Company Limited	PRC July 10, 2002	51%	51%	—

Southern Airlines Culture and Media Co., Ltd.	PRC May 13, 2004	40%	40%	—

China Southern West Australian Flying College Pty Ltd.	Australia October 1,1993	48.12%	48.12%	—

Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC March 1, 2001	50%	50%	—

D.	Property, Plant and Equipment.

For a discussion of the Group’s aircraft, see Item 4 “Information on the Company — History and development of the Company — Aircraft Acquisitions.”

The Company’s headquarters in Guangzhou occupy an area of approximately 1,172,531 square meters of land and a total gross floor area of approximately 693,860 square meters. The Company leases from CSAHC the land in Guangzhou on which the Company’s headquarters and other facilities are located. The Company also leases from CSAHC certain buildings mainly at the Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.

The Company’s principal properties are located at its headquarters site and at its route bases. The following table sets forth certain information with respect to the Company’s properties at its headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	1,172,531	99,670	693,860	47,827
Shenzhen	256,280	—	101,502	—
Zhuhai	179,415	30,000	61,973	3,047
Changsha	302,794	11,386	97,100	8,860
Zhengzhou	449,290	—	73,391	9,270
Haikou	332,961	12,497	65,231	1,288
Wuhan	16,712	47,882	36,429	37,491
Nanyang	—	—	12,156	60,035
Sanya	106,680	—	38,513	5,421
Shenyang	142,199	39,582	130,303	64,804
Dalian	—	158,240	36,188	32,862
Jilin	134,488	65,076	78,536	7,767
Harbin	5,381	267,872	40,599	33,871
Xinjiang	2,143	631,094	137,932	3,396
Guangxi	108,133	—	61,093	2,892
Beijing	85,453	—	49,314	19,790
Shanghai	42,292	—	35,512	7,253
Chengdu	—	—	1,964	209
Sydney	—	—	1,151	2,449

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Xiamen Airlines	1,534,087	—	723,851	51,290
Shantou Airlines	260,639	53,000	73,499	2,407
Zhuhai Airlines	99,306	—	52,793	2,954
Guizhou Airlines	259,879	—	20,783	4,884
Chongqing Airlines	82,449	—	8,943	3,660

As systems for registration and transfer of land use rights and related real property interests in China have been implemented relatively recently, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters and other facilities are located and the buildings that the Company uses at its route bases in Wuhan and Haikou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by the Group that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair the ability of the Group to dispose of or mortgage such land use rights and buildings. As of April 18, 2014, the Group was in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Nanning, Hunan, Beijing, Shanghai, Sanya, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu and Shantou in which the Group has interests and for which such certificates have not been granted. The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

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

Impairment of account receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

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

Provision for Major Overhauls

Provision for the cost of major overhauls to fulfill certain return condition for airframes and engines under operating leases is accrued and charged to the income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycle and overhaul cost, which are based on the historical experience of actual cost incurred for overhauls of airframes and engines of the same or similar types. Different estimates could significantly affect the estimated provision and the results of operations.

Frequent Flyer Revenue

The amount of revenue attributable to the mileages earned by the members of the Group’s frequent flyer award programs is estimated based on the fair value of the mileages awarded and the expected redemption rate. The fair value of the mileages awarded is estimated by reference to external sales. The expected redemption rate was estimated based on historical experience, anticipated redemption pattern and the frequent flyer program design.

Provision for consumable spare parts and maintenance materials

Provision for consumable spare parts and maintenance materials is made based on the difference between the carrying amount and the net realizable value. The net realizable value is estimated based on current market condition, historical experience and Company’s future operation plan for the consumable spare parts and maintenance materials. The net realizable value may be adjusted significantly due to the change of market condition and the future plan for the consumable spare parts and maintenance materials.

Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRSs is presented in Note 2 to the consolidated financial statements.

Overview

In 2013, the overall global economy was still on the basic trend of slow recovery, the risk of a deterioration of the economy was not completely removed, and a new round of growth had yet to appear. The Chinese economy entered into a period of deceleration after years of rapid growth, experiencing the short-term pain of structural adjustments and the aftermath of the earlier economic stimulus policies, all contributed to the fall back of growth rate.

Due to the impact of the macro economy, the global aviation transportation industry continued to be weak. The Chinese civil aviation market maintained a steady growth, but due to factors such as the diversion of business by the high-speed rail, the excess supply for the transport capacity in the industry, keener market competition, high oil prices etc, resulting in an increase of traffic volume with falling prices in the domestic market, and the quality of yield in the whole industry dropped significantly.

Faced with harsh operational conditions, the Company insisted on the concept of stable development, strengthened the establishment of the safety management system, enhanced the level of precise marketing, steadily promoted the strategic transformation and internationalization process, actively enhanced the service quality and brand influences, and effectively resolved the impact of various negative factors such as the complex and changing market, shortage of development resources, higher competition pressure etc, therefore the comprehensive competitiveness of the Company continued to be strengthened.

In 2013, we strengthened the standardized management of safety, adjusted and increased the power of safety management at all levels, enhanced the building up of qualifications and ability of the technical personnel, emphasized on the development and application of new technologies, well protected our continuous safety, and managed to maintain the best safety record among the Chinese airlines.

In 2013, we completed a total of 1,829,430 safe flight hours, representing an increase of 148,740 hours as compared with the previous year and accumulating safe flight hours to over 11.87 million, and maintained 170 consecutive months of aviation safety and 234 consecutive months of aviation security. We maintained the best safety record among airlines in China and were granted the “Safe Flight Diamond Award” by the Civil Aviation Administration of China.

In 2013, facing the difficult business environment, we actively adjusted and optimized the structure by untiringly consolidating the domestic market and developing international market and took efforts to increase income and strictly control cost, thereby effectively offset risks accompanying the economic downturn and the stagnation in the industry , and maintained our status in the industry. Furthermore, 15 aircraft were retired or returned upon expiration of lease terms and 85 new aircraft were added, which further optimized the fleet structure.

In 2013, we are actively committed to social responsibilities and smoothly completed several transportation protection missions such as maintaining peace and harmony, disaster relief, Chinese New Year passenger transportation and China National Games. We continued to conduct charity activities such as “Ten Cent Care Foundation”. We also thoroughly carried out energy saving and carbon dioxide emission reduction. We were awarded “The Most Appreciated Top 50 Chinese Companies” and “2013 Top 100 Green Companies”. We donated more than RMB7.1 million to “Ten Cent Care Foundation” fund and continued to contribute to the wider community.

Nevertheless, the development of the airlines industry meets with a number of challenges, such as more factors making the recovery of global economy unstable and uncertain, faster growth in the total traffic capacity of the industry, impact of substitutive services such as high-speed railway, as well as sharp fluctuation in oil price.

Because the Group finances its aircraft acquisitions mainly through capital leases or bank loans in U.S. dollars, and there are a substantial amount of transactions and obligations denominated in U.S. dollars in relation to its global purchases of jet fuel, lease and purchase of aviation equipment as well as major repairs, in addition to the landing fees of its international flights in the airports of other countries, the Group benefited from the Renminbi appreciation. Renminbi appreciation has brought exchange gain to the Group and reduced its operating costs which are denominated in foreign currencies. However, Renminbi appreciation also presents the Group with a challenge in price competition in international route operations.

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

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses are fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Our net exchange gain increased by RMB2,636 million, from RMB267 million in 2012 to RMB2,903 million in 2013, mainly attributable to the significant appreciation of Renminbi appreciated significantly against U.S. dollar in 2013.

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

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,			2013 vs. 2012 % increase	2012 vs. 2011 % increase
Traffic	2013	2012	2011	(decrease)	(decrease)
RPK (million)
Domestic	116,105.71	107,278.56	99,673.63	8.2	7.6
Regional	2,574.27	2,536.91	2,082.35	1.5	21.8
International	29,736.57	25,719.26	20,588.31	15.6	24.9
Total	148,416.55	135,534.73	122,344.29	9.5	10.8
RTK (million)
Domestic	11,765.27	10,924.30	10,195.00	7.7	7.2
Regional	241.05	242.43	197.93	(0.6)	22.5
International	5,462.27	4,993.39	4,068.09	9.4	22.7
Total	17,468.59	16,160.12	14,461.02	8.1	11.7
Passengers carried (thousand)
Domestic	82,172.28	77,634.23	72,926.29	5.9	6.5
Regional	2,019.28	1,928.54	1,766.56	4.7	9.2
International	7,599.41	6,922.22	5,984.18	9. 8	15.7
Total	91,790.97	86,484.99	80,677.03	6.1	7.2
Cargo and mail carried (thousand tons)
Domestic	923.73	890.38	856.91	3.8	3.9
Regional	13.70	15.66	12.77	(12.5)	22.6
International	338.92	325.82	265.45	4.0	22.7
Total	1,276.35	1,231.86	1,135.13	3.6	8.5

	Year ended December 31,			2013 vs. 2012 %increase	2012 vs. 2011 %increase
Capacity	2013	2012	2011	(decrease)	(decrease)
ASK (million)
Domestic	144,732.62	131,821.86	120,462.20	9.8	9.4
Regional	3,594.29	3,464.29	2,752.53	3.8	25.9
International	38,472.93	34,282.98	27,849.37	12.2	23.1
Total	186,799.84	169,569.13	151,064.10	10.2	12.2
ATK (million)
Domestic	16,486.17	15,069.70	14,145.21	9.4	6.5
Regional	407.59	396.74	316.35	2.7	25.4
International	8,058.23	7,598.25	6,333.84	6.1	20.0
Total	24,951.99	23,064.69	20,795.40	8.2	10.9
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	80.2	81.4	82.7	(1.4)	(1.6)
Regional	71.6	73.2	75.7	(2.2)	(3.3)
International	77.3	75.0	73.9	3.0	1.5
Overall	79.4	79.9	81.0	(0.6)	(1.4)
Overall load factor (RTK/ATK) (%)
Domestic	71.4	72.5	72.1	(1.6)	0.6
Regional	59.1	61.1	62.6	(3.2)	(2.4)
International	67.8	65.7	64.2	3.1	2.3
Overall	70.0	70.1	69.5	(0.1)	0.9
Yield
Yield per RPK (RMB)
Domestic	0.61	0.69	0.68	(11.6)	1.5
Regional	0.84	0.84	0.88	-	(4.5)
International	0.50	0.53	0.56	(5.7)	(5.4)
Overall	0.59	0.66	0.67	(10.6)	(1.5)
Yield per RTK (RMB)
Domestic	6.24	6.96	6.90	(10.3)	0.9
Regional	9.33	9.20	9.69	1.4	(5.1)
International	3.49	3.57	3.67	(2.2)	(2.7)
Overall	5.42	5.95	6.03	(8.9)	(1.3)
Financial
Passenger revenue (RMB million)
Domestic	71,277	73,845	68,222	(3.5)	8.2
Regional	2,162	2,133	1,834	1.4	16.3
International	14,832	13,566	11,436	9.3	18.6
Total	88,271	89,544	81,492	(1.4)	9.9
Cargo and mail revenue (RMB million)	6,413	6,556	5,760	(2.2)	13.8

A.	Operating Results

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

2013 Compared With 2012

The profit attributable to equity shareholders of the Company of RMB1,986 million was recorded in 2013 as compared to the profit attributable to equity shareholders of the Company of RMB2,619 million in 2012. The Group’s operating revenue decreased by RMB967 million or 1.0% from RMB99,514 million in 2012 to RMB98,547 million in 2013. Passenger load factor decreased by 0.5 percentage points from 79.9% in 2012 to 79.4% in 2013. Passenger yield (in passenger revenue per RPK) decreased by 10.6% from RMB0.66 in 2012 to RMB0.59 in 2013. Average yield (in traffic revenue per RTK) decreased by 8.9% from RMB5.95 in 2012 to RMB5.42 in 2013. Operating expenses increased by RMB2,403 million or 2.5% from RMB95,877 million in 2012 to RMB98,280 million in 2013. Operating profit of RMB1,510 million was recorded in 2013 as compared to operating profit of RMB5,099 million in 2012, decreased by RMB3,589 million.

Operating Revenue

	2013		2012
	Operating revenue		Operating revenue		Change in
	RMB million	Percentage %	RMB million	Percentage %	revenue %
Traffic revenues	94,684	96.1	96,100	96.6	(1.5)
Including: Passenger revenues	88,271		89,544		(1.4)
– Domestic	71,277		73,845		(3.5)
– Hong Kong, Macau and Taiwan	2,162		2,133		1.4
– International	14,832		13,566		9.3
Cargo and mail revenues	6,413		6,556		(2.2)
Other operating revenues	3,863	3.9	3,414	3.4	13.2
Mainly including: Commission income	1,040		757		37.4
Ground services income	349		350		(0.3)
Expired sales in advance of carriage	684		495		38.2
General aviation income	484		445		8.8
Hotel and tour operation income	565		647		(12.7)
Total operating revenues	98,547	100.0	99,514	100.0	(1.0)
Less: fuel surcharge income	(13,062)		(13,378)

Total operating revenue excluding fuel surcharge	85,485		86,136

Traffic revenue composition

	2013		2012
	Traffic revenue		Traffic revenue		Change in traffic
	RMB million	Percentage %	RMB million	Percentage %	revenue %
Passenger Revenues	88,271	93.2	89,544	93.2	(1.4)
Cargo and Mail Revenues	6,413	6.8	6,556	6.8	(2.2)
Traffic revenues	94,684	100.0	96,100	100.0	(1.5)

Passenger revenue composition

	2013		2012
	Passenger revenue	Percentage	Passenger revenue	Percentage	Change in passenger revenue
	RMB million	%	RMB million	%	%
Domestic	71,277	80.8	73,845	82.5	(3.5)
Hong Kong, Macao and Taiwan	2,162	2.4	2,133	2.4	1.4
International	14,832	16.8	13,566	15.1	9.3

Passenger revenue	88,271	100.0	89,544	100.0	(1.4)

Substantially all of the Group’s operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 96.1% and 96.6% of total operating revenue in 2013 and 2012 respectively. Passenger revenue and cargo and mail revenue accounted for 93.2% and 6.8% respectively of the total traffic revenue in 2013. During the reporting period, the Group’s total traffic revenues was RMB94,684 million, representing a decrease of RMB1,416 million or 1.5% from prior year, mainly due to the VAT reform which leads to the decrease of domestic revenues of RMB4,798 million. The other operating revenue is mainly derived from commission income, expired sales in advance of carriage hotel and tour operation income, general aviation income and ground services income.

The decrease in operating revenue was primarily due to a 1.4% decrease in passenger revenue from RMB89,544 million in 2012 to RMB88,271 million in 2013. The total number of passengers carried increased by 6.1% to 91.79 million passengers in 2013. RPKs increased by 9.5% from 135,535 million in 2012 to 148,417 million in 2013, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.66 in 2012 to RMB0.59 in 2013, which is mainly due to the impact from VAT reform.

Domestic passenger revenue, which accounted for 80.8% of the total passenger revenue in 2013, decreased by 3.5% from RMB73,845 million in 2012 to RMB71,277 million in 2013. Domestic passenger traffic in RPKs increased by 8.2%, while passenger capacity in ASKs increased by 9.8%, resulting in a decrease in passenger load factor by 1.2 percentage points from 81.4% in 2012 to 80.2% in 2013. Domestic passenger yield per RPK decreased from RMB0.69 in 2012 to RMB0.61 in 2013.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.4% of total passenger revenue, increased by 1.4% from RMB2,133 million in 2012 to RMB2,162 million in 2013. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 1.5%, while passenger capacity in ASKs increased by 3.8%, resulting in a decrease in passenger load factor by 1.6 percentage points from 73.2% in 2012 to 71.6% in 2013. Passenger yield per RPK remained at RMB0.84 in 2012 and 2013.

International passenger revenue, which accounted for 16.8% of total passenger revenue, increased by 9.3% from RMB13,566 million in 2012 to RMB14,832 million in 2013. For international flights, passenger traffic in RPKs increased by 15.6%, while passenger capacity in ASKs increased by 12.2%, resulting in a 2.3 percentage points increase in passenger load factor from 75.0% in 2012 to 77.3% in 2013. Passenger yield per RPK decreased from RMB0.53 in 2012 to RMB0.50 in 2013.

Cargo and mail revenue, which accounted for 6.8% of the Group’s total traffic revenue and 6.5% of total operating revenue, decreased by 2.2% from RMB6,556 million in 2012 to RMB6,413 million in 2013. The decrease was attributable to the continued downturn of the demand in the cargo market and the low level cargo fare.

Other operating revenue increased by 13.2% from RMB3,414 million in 2012 to RMB3,863 million in 2013. The increase was primarily due to the general growth in income from commission and expired sales in advance of carriage.

Operating Expenses

Total operating expenses in 2013 amounted to RMB98,280 million, representing an increase of RMB2,403 million or 2.5% over 2012, primarily due to the total effect of increases in payroll, landing and navigation fees, depreciation and amortization, and other operating costs. Total operating expenses as a percentage of total operating revenue was 99.7% in 2013 and 96.3% in 2012.

	2013		2012
	Operating expense RMB million	Percentage %	Operating expense RMB million	Percentage %	Change in operating expenses %
Flight operations	54,010	55.0	54,690	57.0	(1.2)
Mainly including: Jet fuel costs	35,538		37,401		(5.0)
Aircraft operating lease charges	4,767		4,897		(2.7)
Flight personnel payroll and welfare	5,799		5,051		14.8
Maintenance	7,805	7.9	7,971	8.3	(2.1)
Aircraft and traffic servicing expenses	15,091	15.4	14,072	14.7	7.2
Promotion and selling expenses	7,754	7.9	7,134	7.5	8.7
General and administrative expenses	2,470	2.5	2,425	2.5	1.9
Depreciation and amortization	9,347	9.5	8,264	8.6	13.1
Impairment on property, plant and equipment	536	0.5	-	-	-
Others	1,267	1.3	1,321	1.4	(4.1)

Total operating expenses	98,280	100.0	95,877	100.0	2.5

Flight operations expenses, which accounted for 55.0% of total operating expenses, decreased by 1.2% from RMB54,690 million in 2012 to RMB54,010 million in 2013, primarily as a result of decrease in jet fuel costs because of decrease in average fuel prices. Jet fuel costs, which accounted for 65.8% of flight operations expenses in 2013, decreased by 5.0% from to RMB37,401 million in 2012 to RMB35,538 million in 2013.

Maintenance expenses, which accounted for 7.9% of total operating expenses, decreased by 2.1% from RMB7,971 million in 2012 to RMB7,805 million in 2013. The decrease was mainly due to the impact of the VAT reform.

Aircraft and traffic servicing expenses, which accounted for 15.4% of total operating expenses, increased by 7.2% from RMB14,072 million in 2012 to RMB15,091 million in 2013. The increase was primarily due to a 5.9% rise in landing and navigation fees from RMB8,984 million in 2012 to RMB9,510 million in 2013, resulted from the increase in number of take-off and landings and the average unit price of take-off and landing charges.

Promotion and selling expenses, which accounted for 7.9% of total operating expenses, increased by 8.7% from RMB7,134 million in 2012 to RMB7,754 million in 2013.

General and administrative expenses, which accounted for 2.5% of the total operating expenses, increased by 1.9% from RMB2,425 million in 2012 to RMB2,470 million in 2013.

Depreciation and amortization, which accounted for 9.5% of total operating expenses, increased by 13.1% from RMB8,264 million in 2012 to RMB9,347 million in 2013, mainly due to the additional depreciation charges on aircraft delivered in 2013.

Operating Profit

Operating profit of RMB1,510 million and RMB5,099 was recorded in 2013 and 2012 respectively. The decrease in profit was mainly due to the net effect of decrease in operating revenue by RMB967 million or 1.0% in 2013 and increase in operating expenses by RMB2,403 million or 2.5%.

Other Income or Expenses

Other net income decreased by RMB219 million from RMB1,462 million in 2012 to RMB1,243 million in 2013, mainly due to the decrease of government grants and loss on disposal of property, plant and equipment.

Interest expense increased by RMB275 million from RMB1,376 million in 2012 to RMB1,651 million in 2013 was mainly due to the increase in number of aircraft held through a finance lease.

Net exchange gain of RMB2,903 million was recorded in 2013, an increase of RMB2,636 million from RMB267 million in 2012, mainly due to the significant appreciation of Renminbi against U.S. dollar in 2013.

Income Tax

Income tax expense of RMB734 million was recorded in 2013, decrease by RMB220 million from RMB954 million in 2012, mainly due to the decrease of profit before income tax.

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

Operating Revenue

	2012		2011
	Operating revenue		Operating revenue		Change in
	RMB million	Percentage %	RMB million	Percentage %	revenue %
Traffic revenues	96,100	96.6	87,252	96.5	10.1
Including: Passenger revenues	89,544		81,492		9.9
– Domestic	73,845		68,222		8.2
– Hong Kong, Macau and Taiwan	2,133		1,834		16.3
– International	13,566		11,436		18.6
Cargo and mail revenues	6,556		5,760		13.8
Other operating revenues	3,414	3.4	3,143	3.5	8.6
Mainly including: Commission income	757		643		17.7
Hotel and tour operation income	647		614		5.4
Ground services income	350		368		(4.9)
Expired sales in advance of carriage	495		309		60.2
General aviation income	445		322		38.2
Aircraft wet lease income	2		319		(99.4)
Total operating revenues	99,514	100.0	90,395	100.0	10.1
Less: fuel surcharge income	(13,378)		(11,699)

Total operating revenue excluding fuel surcharge	86,136		78,696

Traffic revenue composition

	2012		2011
	Traffic revenue		Traffic revenue		Change in traffic
	RMB million	Percentage %	RMB million	Percentage %	revenue %
Passenger Revenue	89,544	93.2	81,492	93.4	9.9
Cargo and Mail Revenue	6,556	6.8	5,760	6.6	13.8
Traffic revenue	96,100	100.0	87,252	100.0	10.1

Passenger revenue composition

	2012		2011
	Passenger revenue	Percentage	Passenger revenue	Percentage	Change in passenger revenue
	RMB million	%	RMB million	%	%
Domestic	73,845	82.5	68,222	83.7	8.2
Hong Kong, Macao and Taiwan	2,133	2.4	1,834	2.3	16.3
International	13,566	15.1	11,436	14.0	18.6

Passenger revenue	89,544	100.0	81,492	100.0	9.9

Substantially all of the Group’s operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 96.6% and 96.5% of total operating revenue in 2012 and 2011, respectively. Passenger revenue and cargo and mail revenue accounted for 93.2% and 6.8% respectively of the total traffic revenue in 2012. The other operating revenue is mainly derived from commission income, hotel and travel services income, fees charged for ground services rendered to other Chinese airlines, income from expired sales in advance of carriage and general aviation income.

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

Operating Expenses

Total operating expenses in 2012 amounted to RMB95,877 million, representing an increase of RMB8,814 million or 10.1% over 2011, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue remained at 96.3% in 2012 and 2011.

	2012		2011
	Operating expense RMB million	Percentage %	Operating expense RMB million	Percentage %	Change in operating expenses %
Flight operations	54,690	57.0	48,344	55.5	13.1
Mainly including: Jet fuel costs	37,401		32,675		14.5
Operating lease charges	4,897		4,654		5.2
Flight personnel payroll and welfare	5,051		4,412		14.5
Maintenance	7,971	8.3	7,531	8.7	5.8
Aircraft and traffic servicing expenses	14,072	14.7	12,337	14.2	14.1
Promotion and selling expenses	7,134	7.5	6,568	7.5	8.6
General and administrative expenses	2,425	2.5	2,807	3.2	(13.6)
Impairment on property, plant and equipment	-	-	584	0.7	(100.0)
Depreciation and amortization	8,264	8.6	7,689	8.8	7.5
Others	1,321	1.4	1,203	1.4	9.8
Total operating expenses	95,877	100.0	87,063	100.0	10.1

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

Promotion and selling expenses, which accounted for 7.5% of total operating expenses, increased by 8.6% from RMB6,568 million in 2011 to RMB7,134 million in 2012.

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

Net exchange gain of RMB267 million and RMB2,755 million was recorded in 2012 and 2011, respectively. The significant decrease was mainly due to the significant appreciation of Renminbi against U.S. dollar in 2011 while remained stable in 2012.

Income Tax

Our effective income tax rates were 20.1% and 12.1% in 2012 and 2011, respectively. The effective income tax rates differs from the PRC statutory income tax rate of 25% primarily due to the effect of non-taxable share of results of associates and jointly controlled entities of RMB110 million and RMB145 million in 2012 and 2011 respectively, and the recognition of unrecognized deferred tax assets of RMB29 million and RMB688 million in 2012 and 2011, respectively.

B.	Liquidity and Capital Resources

Generally, the Group meets its working capital and capital expenditure requirements through cash from its operations, the proceeds of certain long-term and short-term bank loans, capital lease financing and rebates available under certain of the Group’s aircraft leases.

As of December 31, 2013, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB166.3 billion to the Group. As of December 31, 2013, an approximate amount of RMB120.9 billion was unutilized. As of December 31, 2013 and 2012, the Group’s cash and cash equivalents totaled RMB11,748 million and RMB10,082 million, respectively.

Net cash inflows from operating activities in 2013, 2012 and 2011 were RMB9,703 million, RMB11,704 million and RMB12,557 million, respectively. Operating cash inflows of the Group are primarily derived from the provision of air transportation and related service for customers. The vast majority of tickets are purchased prior to the day on which transportation is provided. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and traffic servicing, etc.

Net cash used in investing activities in 2013, 2012 and 2011 was RMB12,205 million, RMB12,153 million and RMB21,957 million, respectively. Cash capital expenditures in 2013, 2012 and 2011 were RMB12,308 million, RMB15,733 million and RMB20,038 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings used in operations.

Financing activities resulted in net cash inflows of RMB4,168 million, RMB668 million and RMB8,859 million in 2013, 2012 and 2011, respectively. Net cash inflow/(out flow) from new bank and other loans and repayments of bank and other loans amounted to RMB7,081 million, RMB4,407 million and RMB9,254 million in 2013, 2012 and 2011, respectively. The additions of bank loan were used for capital expenditures and general working capital. Repayment of capital leases in 2013, 2012 and 2011 was RMB2,895 million, RMB1,978 million and RMB1,702 million, respectively, resulting from the aircraft acquisitions under capital leases.

As of December 31, 2013, the Group’s aggregate long-term bank and other loans and obligations under capital leases (including loans and capital leases obligations due within one year) totaled RMB78,085 million. In 2014, 2015, 2016, 2017 and thereafter, amounts payable under such loans and obligations will be RMB9,466 million, RMB14,805 million, RMB16,166 million, RMB7,998 million and RMB29,650 million respectively. Such borrowings were denominated in U.S. dollars, Singapore dollars and Japanese Yen with a significant portion being floating interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies primarily results from its foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2013, the Group’s short-term bank loans were RMB14,412 million. The Group’s weighted average interest rate on short-term bank loans was 2.10% per annum as of December 31, 2013. The primary use of the proceeds of the Group’s short-term bank loans is to finance working capital and capital expenditure needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

As of December 31, 2013, the Group had obligations under operating leases totaling RMB26,222 million, predominately for aircraft. Of such amount, RMB4,608 million, RMB4,240 million, RMB3,991 million, RMB3,447 million, RMB3,062 million and RMB6,874 million, respectively, is due in 2014, 2015, 2016, 2017, 2018 and thereafter.

As of December 31, 2013, the Group had a working capital deficit of RMB28,640 million, as compared to a working capital deficit of RMB31,944 million as of December 31, 2012. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and renewal of short-term bank loans to meet its short-term liquidity and working capital needs. In 2014 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditure. As of December 31, 2013, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB166,270 million (2012: RMB173,162 million), of which approximately RMB120,904 million (2012: RMB112,793 million) was unutilized.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2014. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank financing which may impact the operations of the Group during the next twelve-month period. The directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

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

As of December 31, 2013, the Group had capital commitments as follows:

	2014	2015	2016	2017	2018 and afterwards	Total
	(RMB million)
Acquisition of aircraft and related equipment	20,945	14,417	6,365	3,488	2,436	47,651
Others	2,198	798	538	168	-	3,702
Total capital commitments	23,143	15,215	6,903	3,656	2,436	51,353

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2013, the cash and cash equivalents of the Group totaled RMB11,748 million. Of such balance, 6.6% was denominated in U.S. Dollars, Hong Kong Dollars, Australian Dollars, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB120,904 million, the Group expects that it will have sufficient funding sources to meet its cash requirements in the foreseeable future.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under commitments as of December 31, 2013.

		As of December 31, 2013 Payment due by period				As of December 31, 2012
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years	Total

Short-term bank loans (note 1)	14,552	14,552	-	-	-	10,833
Long-term bank and other loans (note 1)	46,744	6,976	24,741	7,573	7,454	44,103
Obligations under capital leases	39,431	4,498	9,134	8,444	17,356	24,596
Operating lease commitments	26,222	4,608	8,231	6,509	6,874	22,161
Aircraft purchase commitments (Note 2)	47,651	20,945	20,782	3,488	2,436	71,309
Other capital commitments	3,702	2,198	1,336	167	-	3,820
Investment commitments	70	70	-	-	-	119
Total	178,601	54,076	64,224	26,181	34,120	177,061

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2013.

Note 2 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors, Senior Management and Employees.

The following table sets forth certain information concerning directors, senior management and supervisors of the Company in 2013. There were certain changes in the Company’s directors, senior management and supervisors in 2013, details of which are set forth below.

Name	Position	Gender	Age
Si Xian Min(1)	Chairman of the Board, Non-executive Director	Male	56
Tan Wan Geng(2)	Executive Director, Vice Chairman of the Board and President	Male	49
Wang Quan Hua(3)	Non-executive Director	Male	59
Yuan Xin An(4)	Non-executive Director	Male	57
Yang Li Hua(5)	Non-executive Director	Female	58
Zhang Zi Fang(6)	Executive Director and Executive Vice President	Male	55
Xu Jie Bo(7)	Executive Director, Executive Vice President, Chief Financial Officer and Chief Accountant	Male	48
Li Shao Bin(8)	Executive Director	Male	48
Gong Hua Zhang	Independent Non-executive Director (Resigned on December 26, 2013)	Male	68
Wei Jin Cai(9)	Independent Non-executive Director	Male	64
Ning Xiang Dong(10)	Independent Non-executive Director	Male	48
Liu Chang Le(11)	Independent Non-executive Director	Male	62
Tan Jin Song(12)	Independent Non-executive Director	Male	49
Pan Fu(13)	Chairman of the Supervisory Committee	Male	51
Li Jia Shi(14)	Supervisor	Male	52
Zhang Wei(15)	Supervisor	Female	47
Yang Yi Hua(16)	Supervisor	Female	53
Wu De Ming(17)	Supervisor	Male	56
Liang Zhong Gao	Supervisor (Resigned on December 26, 2013)	Male	57
Ren Ji Dong(18)	Executive Vice President	Male	49
Liu Qian(19)	Executive Vice President	Male	49
Dong Su Guang(20)	Executive Vice President	Male	60
Chen Gang(21)	Executive Vice President	Male	48
Zhou Yue Hai (22)	Executive Vice President	Male	53
Wang Zhi Xue(23)	Executive Vice President and Chief Pilot	Male	52
Hu Chen Jie (24)	Chief Information Officer	Male	45
Su Liang (25)	Chief Economist	Male	51
Chen Wei Hua(26)	Chief Legal Adviser	Male	47
Yuan Xi Fan(27)	Chief Engineer	Male	51
Tian Xiao Dong(28)	COO Flight Operations	Male	44
Guo Zhi Qiang(29)	COO Marketing & Sales	Male	50
Xie Bing(30)	Company Secretary	Male	41

(1)	On December 26, 2013, Mr. Si Xian Min was elected as the Chairman of the Board and a Non-executive Director at the first meeting of the seventh session of the Board of Directors of the Company.
(2)	On December 26, 2013, Mr. Tan Wan Geng was elected as the Vice Chairman of the Board and a Non-executive Director at the first meeting of the seventh session of the Board of Directors of the Company. On December 26, 2013, Mr. Tan Wan Geng was appointed as President by the Board.
(3)	On December 26, 2013, Mr. Wang Quan Hua was elected as a Non-executive Director at the first meeting of the seventh session of the Board of Directors of the Company.
(4)	On December 26, 2013, Mr. Yuan Xin An was elected as a Non-executive Director at the first meeting of the seventh session of the Board of Directors of the Company.
(5)	On December 26, 2013, Ms. Yang Li Hua was elected as a Non-executive Director at the first meeting of the seventh session of the Board of Directors of the Company.
(6)	On December 26, 2013, Mr. Zhang Zi Fang was elected as an Executive Director at the first meeting of the seventh session of the Board of Directors of the Company. On December 26, 2013, Mr. Zhang Zi Fang was appointed as an Executive Vice President by the Board.
(7)	On December 26, 2013, Mr. Xu Jie Bo was elected as an Executive Director at the first meeting of the seventh session of the Board of Directors of the Company. On December 26, 2013, Mr. Xu Jie Bo was appointed as an Executive Vice President, Chief Financial Officer and Chief Accountant by the Board.
(8)	On December 26, 2013, Mr. Li Shao Bin was elected as an Executive Director at the first meeting of the seventh session of the Board of Directors of the Company.
(9)	On December 26, 2013, Mr. Wei Jin Cai was elected as an Independent Non-executive Director at the first meeting of the seventh session of the Board of Directors of the Company.
(10)	On December 26, 2013, Mr. Ning Xiang Dong was elected as an Independent Non-executive Director at the first meeting of the seventh session of the Board of Directors of the Company.
(11)	On December 26, 2013, Mr. Liu Chang Le was elected as an Independent Non-executive Director at the first meeting of the seventh session of the Board of Directors of the Company.
(12)	On December 26, 2013, Mr. Tan Jin Song was elected as an Independent Non-executive Director at the first meeting of the seventh session of the Board of Directors of the Company.
(13)	On December 26, 2013, Mr. Pan Fu was elected as the Chairman of the Supervisory Committee at the first meeting of the seventh session of the Supervisory Committee of the Company.
(14)	On December 26, 2013, Mr. Li Jia Shi was elected as a Supervisor at the first meeting of the seventh session of the Supervisory Committee of the Company
(15)	On December 26, 2013, Ms. Zhang Wei was elected as a Supervisor at the first meeting of the seventh session of the Supervisory Committee of the Company
(16)	On December 26, 2013, Ms. Yang Yi Hua was elected as a Supervisor at the first meeting of the seventh session of the Supervisory Committee of the Company
(17)	On December 26, 2013, Mr. Wu De Ming was elected as a Supervisor at the first meeting of the seventh session of the Supervisory Committee of the Company
(18)	On December 26, 2013, Mr. Ren Ji Dong was appointed as an Executive Vice President by the Board.
(19)	On December 26, 2013, Mr. Liu Qian was appointed as an Executive Vice President by the Board.
(20)	On December 26, 2013, Mr. Dong Su Guang was appointed as an Executive Vice President by the Board.
(21)	On December 26, 2013, Mr. Chen Gang was appointed as an Executive Vice President by the Board.
(22)	On December 26, 2013, Mr. Zhou Yue Hai was appointed as an Executive Vice President by the Board.
(23)	On December 26, 2013, Mr. Wang Zhi Xue was appointed as an Executive Vice President and Chief Pilot by the Board.
(24)	On December 26, 2013, Mr. Hu Chen Jie was appointed as Chief Information Officer by the Board.
(25)	On December 26, 2013, Mr. Su Liang was appointed as Chief Economist by the Board.
(26)	On December 26, 2013, Mr. Chen Wei Hua was appointed as Chief Legal Adviser by the Board.
(27)	On December 26, 2013, Mr. Yuan Xi Fan was appointed as Chief Engineer by the Board.

(28)	On December 26, 2013, Mr. Tian Xiao Dong was appointed as COO Flight Operations by the Board.
(29)	On December 26, 2013, Mr. Guo Zhi Qiang was appointed as COO Marketing & Sales by the Board.
(30)	On December 26, 2013, Mr. Xie Bing was appointed as Company Secretary by the Board.

Board of Directors

Si Xian Min, aged 56, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the Director of the political division of China Southern Airlines Henan Branch; as the party secretary and vice president of Guizhou Airlines Company Limited; as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since December 31, 2004, Mr. Si has been the Director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

Tan Wan Geng, aged 49, graduated from Zhongshan University, majoring in economic geography, with qualification of postgraduate degree. Mr. Tan began his career in civil aviation in 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China (CAAC), and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007; the Party Member of CSAHC and the Party Secretary and Executive Vice President of the Company from February 2007 to January 2009; the Party Member of CSAHC and the President and Party Secretary of the Company from January 2009 to February 2009; the Party Member of CSAHC and the President and Deputy Party Secretary of the Company from February 2009 to May 2011. Since May 2011, Mr. Tan has been the Party Secretary of CSAHC and the President of the Company. Mr. Tan has been the Director of the Company since June 15, 2006 and has been the Vice Chairman of the Board since January 24, 2013.

Wang Quan Hua, aged 59, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management. Mr. Wang began his career in 1972. Mr. Wang served as the Director of the Planning and Operation Division of China Southern Airlines Company; the General Manager of Strategy and Development Department of CSAHC; the Assistant to the President and the Director of the Strategy and Development Department and the Vice President of CSAHC. Mr. Wang has served as the Executive Vice President of CSAHC since September 2002. Since May 13, 2003, Mr. Wang has been the Director of the Company. Currently, Mr. Wang is also the Chairman of Nan Lung Holding Limited, Guangzhou Southern Airline Construction Company Limited, the director of TravelSky Technology Limited, Solar Insurance Group Company Limited, Yazhou Travel Investment Company Limited and China National Aviation Corp (HK) Ltd.

Yuan Xin An, aged 57, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. Mr. Yuan began his career in December 1976 and served as the Vice President of Engineering Department of China Southern Airlines Company, the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Chief Engineer and the General Manager of Engineering Department of the Company. Mr. Yuan served as the Executive Vice President of the Company from April 2002 to September 2007; the Executive Vice President of CSAHC since September 2007; the Executive Vice President and Chief Legal Adviser of CSAHC since July 2008. Since November 30, 2011, Mr. Yuan has been the Director of the Company. Currently, Mr. Yuan is also the Chairman of Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, MTU Maintenance Zhuhai Co., Ltd., Dalian Acacia Town Villa Co., Ltd. and Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

Yang Li Hua, aged 58, graduated with a master degree from the Party School of the Central Committee of CPC majoring in economics and management and is a senior expert of political science. Ms. Yang began her career in Air China International Corporation in 1973, and served as the head of the in-flight service team, manager of in-flight service division and deputy head of the Chief Flight Team of Air China International Corporation. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division of Air China International Corporation in September 2000, the Vice President of Air China International Corporation in October 2002, the Vice President of Air China Limited in September 2004, and Executive Vice President of CSAHC in May 2009. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since January 24, 2013, Ms. Yang has been the Director of the Company. Currently, Ms. Yang is also the Chairman of Southern Airlines Culture and Media Co., Ltd. and China Southern Airlines Group Property Management Company Limited.

Zhang Zi Fang, aged 55, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the Deputy Commissar and subsequently the Commissar of the pilot corps of China Northern Airlines Company; as the Party Secretary of the Jilin Branch of China Northern Airlines Company; as the General Manager of Dalian Branch of CSAHC Northern Airlines; as the Director of Political Works Department of CSAHC. Mr. Zhang was the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. Since February 2009, he has been the Party Secretary and Executive Vice President of the Company. Mr. Zhang has been the Director of the Company since June 30, 2009. Currently, Mr. Zhang is also the Vice Chairman of Southern Airlines Culture and Media Co., Ltd.

Xu Jie Bo, aged 48, graduated with a university degree from Tianjin University majoring in infrastructure and engineering management, and was subsequently awarded with a master degree in Business Administration from Hong Kong Baptist University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior accountant. Mr. Xu began his career in 1986. He served as the Director of the Financial Department of Central and Southern Administration of CAAC; as the Chief Accountant and General Manager of the Financial Department of the Company. Mr. Xu served as the Director, Chief Financial Officer and Chief Accountant of the Company since April 2001 and as the Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company since August 2013. Currently, Mr. Xu is also the Chairman of Guizhou Airlines Company Limited, China Southern Airlines Henan Airlines Company Limited and the Vice Chairman of Sichuan Airlines Corporation Limited.

Li Shao Bin, aged 48, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li began his career in 1984, and served as the Deputy Head of Promotion Department of the Company, the Director of Political Department of Guangzhou Flight Operations Division of the Company, and the Director of Political Department and Deputy Party Secretary of Guangzhou Flight Operations Division of the Company. Subsequently, he was appointed as Party Secretary of Guangzhou Flight Operations Division of the Company in May 2004. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to August 2012. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Director of the Company since January 24, 2013.

Wei Jin Cai, aged 64, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the Deputy Party Secretary of the Party Committee of the headquarter of CAAC, the Party Secretary of Civil Aviation Management Institute of China from March 1993 to November 2008, the President of Civil Aviation Management Institute of China from November 2008 to August 2010 and the independent director of Shandong Airlines Co., Ltd. Mr. Wei has been the Independent Non-executive Director of the Company since December 29, 2010. Currently, he is also the independent director of Xiamen International Airport Co., Ltd. and the independent non-executive director of ASR Holdings Limited and the independent director of E-Food Group Co., Ltd.

Ning Xiang Dong, aged 48, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the Executive Deputy Director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the Independent Non-executive Director of the Company since December 29, 2010. He is also the independent director of Aerospace Hi-Tech Holding Group Co., Ltd. and Sichuan ChangHong Electric Company Limited.

Liu Chang Le, aged 62, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include “Wiseman of the Media Industry”, “the Most Innovative Chinese Business Leaders in the Asia Pacific Region”, “the Most Entrepreneurial Chinese Business Leaders”, and has been awarded the “Robert Mundell Successful World CEO Award”, the “Man of Year for Asia Brand Innovation Award” and the “Person of the Year” award of the Chinese Business Leaders Annual Meeting”. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival, which is run by the International Academy of Television Arts & Sciences. In 2008, Mr. Liu received the International Emmy® Directorate Award. Mr. Liu was appointed as honorary chairman of “World Chinese-language Media Cooperation Alliance” in 2009 and appointed as special consultant to the Eighth Council of the Buddhist Association of China in 2010. Mr. Liu was a member of the Tenth and the Eleventh and the Twelfth National Committee of the Chinese People’s Political Consultative Conference, served as the Vice Chairman of the sub-committee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and is servicing as a member of standing committee of the Twelfth National Committee of the Chinese People’s Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region. Mr. Liu has been the an Independent Non-executive Director of the Company since November 30, 2011.

Tan Jin Song, aged 49, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Zhongshan University; Mr. Tan acted as a professor of the School of Management of Zhongshan University from October to December 2008; and as the Party Secretary of the School of Management of Zhongshan University since December 2008. Currently, he is the independent director of Sundiro Holding Co., Ltd., Grandhope Biotech Co., Ltd. and Poly Real Estate Company Limited. Mr. Tan also acts as the independent non-executive director of Welling Holding Limited, the external supervisor of China Guangfa Bank and the independent supervisor of Sino-Singapore Guangzhou Knowledge City Investment and Development Co., Ltd.. Mr. Tan has been the Independent Non-executive Director of the Company since December 26, 2013.

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

Pan Fu, aged 51, graduated with a master degree from Chongqing University majoring in power systems and automation, and is a senior engineer. Mr. Pan began his career in 1986, and served successively as the Deputy Chief Engineer of Test Research Institute of Electric Power Bureau of Yunnan Province and the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province (Group Company), the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation, the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of the China Southern Power Grid Technology and Research Center. He served as the General Manager and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007, and served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the Team Leader of the Discipline Inspection Commission of CSAHC since November 2010 and the Chairman of the Supervisory Committee of the Company since December 29, 2010. Currently, he is also the Chairman of China Southern Airlines Group Passenger and Cargo Agent Company Limited.

Li Jia Shi, aged 52, graduated from Guangdong Polytechnic Normal University majoring in economics and mathematics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the Company, Party Secretary and Deputy General Manager of Guangzhou Nanland Air Catering Company Limited, the Head of the Organization Division of the Party Committee of the Company, the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited. He served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li has been the Secretary of the Disciplinary Committee of the Company since December 2007 and has been the Team Deputy Leader of the Discipline Inspection Commission of CSAHC and the Secretary of Disciplinary Committee of the Company since February 2012. Mr. Li has been the Supervisor of the Company since June 30, 2009.

Zhang Wei, aged 47, graduated with a master degree from Tianjin University majoring in investment skills and economics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior accountant. Ms. Zhang began her career in 1988 and served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company, the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC and the General Manager of Finance Company. Ms. Zhang served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been the Supervisor of the Company since June 2008. Currently, Ms. Zhang is also the Chairman of Supervisory Committee of Southern Airlines Culture and Media Co., Ltd, Finance Company, Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, the Supervisor of MTU Maintenance Zhuhai Co., Ltd. and the Director of Guangzhou Southern Airline Construction Company Limited.

Yang Yi Hua, aged 53, has a university degree, and is an accountant and an International Certified Internal Auditor. Ms. Yang served as the Manager of the Financial Office of the Company’s Financial Division, and Deputy General Manager of the Company’s Audit Department. Ms. Yang has been the General Manager of the Company’s Audit Department since May 2002 and the Supervisor of the Company since June 2004. Currently, Ms. Yang is also the Chairman of the Supervisory Committee of Guizhou Airlines, Guangzhou Baiyun International Logistic Company Limited, Nan Lung International Freight Limited, Beijing China Southern Airlines Ground Service Company Limited and the supervisor convener of the supervisory committee of Xiamen Airlines, Finance Company and Chongqing Airlines.

Wu De Ming, aged 56, graduated from South China Normal University majoring in political management. He obtained a degree after beginning his career from 1976. Mr. Wu served as the Director of the political division of Operation Department of China Southern Airlines, as the Deputy Party Secretary and Secretary of Disciplinary Committee of Guangzhou ticket office of China Southern Airlines, and as the Deputy Secretary and Secretary of the party general branch of ticket office of Transportation Department of China Southern Airlines. Mr. Wu served as the Director of the Disciplinary Supervision Department of CSAHC from March 2001 to December 2003; and as the General Director of the Supervision Bureau and Chief Officer of Disciplinary Committee Office from December 2003 to April 2009. He has been a member of Party Committee of Commercial Steering Committee of the Company, Secretary to the Disciplinary Committee and President of the Labour Union since April 2009. Mr. Wu has been the Supervisor of the Company since 26 December 2013.

Senior Management

Ren Ji Dong, aged 49, graduated from Nanjing University of Aeronautics and Astronautics, majoring in aircraft engine design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in 1986 and served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang branch of the Company, the Executive Vice President of the Company from March 2005 to January 2007, and the President of the Xinjiang branch of the Company from January 2007 to April 2009. He has been the Executive Vice President of the Company since May 2009.

Liu Qian, aged 49, graduated from China Civil Aviation Flying College majoring in aircraft piloting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Liu served the CAAC as an assistant researcher of the Piloting Skills Supervision Division of the Piloting Standards Department, an assistant researcher of the Operation Supervision Division, an assistant researcher and the Deputy Head of the Piloting Standards Division, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been the Executive Vice President of the Company since August 2007. Currently, Mr. Liu is also the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited and China Southern West Australian Flying College Pty Ltd.

Dong Su Guang, aged 60, graduated from Northwestern Polytechnical University majoring in aircraft design. Mr. Dong began his career in 1970 and served as the Vice President of Guangzhou Aircraft Maintaining and Engineering Co., Ltd. (“GAMECO”), the Chief Engineer and the General Manager of Engineering Department of the Company. He has been the Executive Vice President of the Company since December 2007. Currently, Mr. Dong is also the Chairman of Shantou Airlines, GAMECO and Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.

Chen Gang, aged 48, graduated from Zhongnan Finance and Economics University majoring in industrial enterprise management and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1987 and served as the Vice President of Henan branch of the Company, the President of Hubei branch of the Company and the Director of Commercial Steering Committee of the Company. He has been the Executive Vice President of the Company since August 2009.

Zhou Yue Hai, aged 53, has a university degree and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University on-the-job. Mr. Zhou began his career in 1980. He served as the Deputy Director of the Flight Safety Technology Division, the Deputy Director of the Flight Technology Management Division, the Deputy General Manager of the Flight Safety Technology Department, the Deputy General Manager of the Flight Operation Division of the Company, the Party Secretary and Vice President of Guizhou Airlines Company Limited. Mr. Zhou served as the General Manager of China Southern Airlines Jilin Branch from September 2004 to January 2009 and the General Manager of China Southern Airlines Northern Branch from January 2009 to July 2012. Mr. Zhou has been the Executive Vice President of the Company since August 2012. Currently, Mr. Zhou is also the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited, Guangzhou Nanland Air Catering Company Limited and Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited.

Wang Zhi Xue, aged 52, has a university degree. Mr. Wang began his career in 1981. He served as the Manager of the Flight Safety Technology Inspection Division of Zhuhai Airlines Company Limited, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Vice President of Shantou Airlines Company Limited. He served as the General Manager of the Flight Management Division of the Company from October 2004 to February 2009 and the General Manager of the Flight Operation Division of the Company in Guangzhou from February 2009 to July 2012. Mr. Wang has been the Executive Vice President and Chief Pilot of the Company since August 2012. Mr. Wang is also the chairman of Zhuhai Airlines Company Limited.

Hu Chen Jie, aged 45, graduated from Beijing University Aeronautics and Astronautics majoring in information management. Mr. Hu served as a software engineer in the IT Center of CAAC, senior software engineer in Wei Hong International Technology Company (Singapore), the Deputy Director of the IT Center of the Company, the senior project manager of SITA INC. (U.S.) and the General Manager of CSNETC e-Commerce Limited. He has been the director of the IT center since March 2007 and the Chief Information Officer of the Company since June 2007. Currently, Mr. Hu is also the Chairman of Guangzhou Aircraft Hang Yi Information Technology Co., Ltd. and Chairman of THITC.

Su Liang, aged 51, graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Currently, Mr. Su is also the director of Xiamen Airlines and Sichuan Airlines Corporation Limited.

Chen Wei Hua, aged 47, graduated from the School of Law of Peking University and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in 1988. He served as Deputy Director, Director of the Legal Affairs Office of the Company. Mr. Chen has been the Chief Legal Adviser of the Company and Director of the Legal Department of the Company since January 2004. Currently, Mr. Chen is also the director of Xiamen Airlines.

Yuan Xi Fan, aged 51, graduated from Civil Aviation Institute of China majoring in Aviation Radio, and was subsequently awarded with a master degree in Aviation Safety Management from the École Nationaledel’ Aviation Civile (ENAC) and Ecole Nationale Superieure d’Ingenieurs de Construction Aeronautique (ENSICA) in France and an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is a senior engineer. Mr. Yuan began his career in 1982. Mr. Yuan served as the Deputy Director of Repair and Maintenance Workshop of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Deputy General Manager of the Aircraft Maintenance Engineering Division, the Director of Quality Management and Director of Integrated Business Management of Aircraft Maintenance Engineering Division of the Company, and the Deputy General Manager of MTU Maintenance Zhuhai Co., Ltd. Mr. Yuan served as the Deputy General Manager of Guangzhou Aircraft Maintenance Engineering Co., Ltd. from March 2009 to January 2011. Mr. Yuan served as the General Manager of the Aircraft Engineering Division of the Company since 2011. Mr. Yuan has been the Chief Engineer of the Company and the General Manager of the Aircraft Engineering Division of the Company since April 2012. Currently, Mr. Yuan is also the director of Guangzhou Aircraft Maintenance Engineering Co., Ltd.

Tian Xiao Dong, aged 44, graduated from Beijing Institute of Meteorology majoring in aviation meteorology, and was subsequently awarded with a master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is a senior engineer. Mr. Tian began his career in 1989. Mr. Tian served as the Deputy Manager of Flight Operation Office of General Dispatching Office, the Manager of Planning and Dispatch Office of System Operation Control Center (SOC), the Deputy Director of Operation Control Division and the Deputy General Manager of SOC. Mr. Tian has been served as the general manager of SOC from December 2006 to January 2014. He has been the director of the General On-Duty Manager Office. Since January 2014, he has been the COO Flight Operations of the Company since June 2012.

Guo Zhi Qiang, aged 50, economist, graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo began his career in 1980 and served as the Manager of Transportation Department of Xinjiang Airlines; the Deputy General Manager of Xinjiang Company of China Southern Air Holding Company; the General Manager of China Southern Airlines Beijing Office; the Deputy General Manager of China Southern Airlines Xinjiang Branch. Mr. Guo served as the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer of Chongqing Airlines Company Limited from February 2008 to May 2009, and served as the Deputy Director General of the Commercial Steering Committee of the Company from May 2009 and the Director General of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo has been the COO Marketing & Sales of the Company and the Director General of the Commercial Steering Committee of the Company since September 2012. Currently, Mr. Guo is also the director of Xiamen Airlines Company Limited.

Xie Bing, aged 41, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Company and General Office of CSAHC. He has been the Company Secretary of the Company since November 2007.

Save as disclosed above, none of the above Directors or Supervisors, senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

B.	Compensation.

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2013 was RMB14,486,000. For the year ended December 31, 2013, the Company paid an aggregate of approximately RMB2,074,000 on behalf of its executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal and provincial governments in which the Company participates.

Details of the remuneration of directors’ and supervisors’ remuneration for the year ended December 31, 2013 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Non-executive Directors
Si Xian Min	-	-	-	-
Wang Quan Hua	-	-	-	-
Yuan Xin An	-	-	-	-
Yang Li Hua	-	-	-	-

Independent Non-executive Directors
Gong Hua Zhang (Retired on December 26, 2013)	150	-	-	150
Wei Jin Cai	150	-	-	150
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150
Tan Jin Song	-	-	-	-

Executive Directors
Tan Wan Geng	-	-	-	-
Zhang Zi Fang	-	-	-	-
Xu Jie Bo	-	636	121	757
Li Shao Bin	-	639	120	759

Supervisors
Pan Fu	-	-	-	-
Li Jia Shi	-	636	120	756
Zhang Wei	-	-	-	-
Yang Yi Hua	-	291	122	413
Liang Zhong Gao(Retired on December 26, 2013)	-	300	122	422
Wu De Ming	-	-	-	-
Total	600	2,502	605	3,707

On November 30, 2011, the Company’s General Meeting, approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (“the Scheme”).

Under the Scheme, 24,660,000 units of Share Appreciation Rights were granted to 118 employees of the Group at the exercise price of HK$3.92 per unit prior to or on at December 31, 2011. No shares will be issued under the Scheme and each of the Share Appreciation Rights is notionally linked to one existing H Share of the Company. Upon exercise of the Share Appreciation Rights, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H Share and the exercise price.

The Share Appreciation Rights will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the Share Appreciation Rights will become exercisable.

A dividend of RMB0.2 (equivalent to HK$0.25) (inclusive of applicable tax) and a dividend of RMB0.05 (equivalent to HK$0.06) per share was approved by the Company’s General Meeting on May 31, 2012 and June 18, 2013, respectively, therefore, the exercise price for the Share Appreciation Rights was adjusted to HK$3.61 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 8,380,000 units of Share Appreciation Rights were forfeited.

The fair value of the liability for Share Appreciation Rights is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for Share Appreciation Rights as of December 31, 2013 was RMB1,893,000 (2012: RMB2,303,000) and a corresponding staff costs of RMB410,000 was reversed for the year ended December 31, 2013 (2012: RMB2,072,000).

C.	Board Practices.

Each Director’s service contract with the Company or any of its subsidiaries provides prorated monthly salary upon termination of employment in accordance with his contract. The Director is entitled to paid leave under his contract. The term of office of a director is three years. The term of office of the current directors will end in 2016. A Director may serve consecutive terms upon re-election.

Audit Committee

The Audit Committee is appointed by the Board of Directors and consists of three independent Non-executive Directors. The current members of the Audit Committee are Tan Jing Song, Wei Jin Cai and Ning Xiang Dong. Tan Jing Song is the Chairman of the Audit Committee. The term of office of each member will end in 2016. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with the Company’s external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit Committee held eight meetings in 2013, which were attended by all members.

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

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by Independent Non-executive Director Ning Xiang Dong with Independent Non-executive Director Tan Jing Song and Non-executive Director Wang Quan Hua as members. The term of office of each member is three years. The term of office of the current members will end in 2016. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee held one meeting in 2013, which were attended by all members.

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

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2013.

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

As of December 31, 2013, the Nomination Committee consists of three members, including Si Xian Min as Chairman and Wei Jin Cai (Independent Non-executive Director) and Tan Jing Song (Independent Non-executive Director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

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

The Nomination Committee held one meeting in 2013, which was attended by all members.

D.	Employees.

As of December 31, 2013, the Group had 80,175 employees, including 6,342 pilots, 13,013 flight attendants, 11,709 maintenance personnel, 9,688 passenger transportation personnel, 6,576 cargo transportation personnel, 8,615 ground service personnel, 2,343 flight operation officers, 887 flight security guards, 993 information system personnel, 2,353 financial personnel, and 17,656 other personnel. All of our pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees.

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

Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 10% to 22% (2012: 8% to 25%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

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

A dividend of RMB0.2 (equivalent to HK$0.25) (inclusive of applicable tax) and a dividend of RMB0.05 (equivalent to HK$0.06) per share was approved by the Company’s General Meeting on May 31, 2012 and June 18, 2013, respectively, therefore, the exercise price for the Share Appreciation Rights was adjusted to HK$3.67 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 8,380,000 units of Share Appreciation Rights were forfeited.

The fair value of the liability for Share Appreciation Rights is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for Share Appreciation Rights as of December 31, 2013 was RMB1,893,000 (2012: RMB2,303,000) and a corresponding staff costs of RMB410,000 was reversed for the year ended December 31, 2013 (2012: RMB2,072,000).

None of our directors and senior management owns any shares or options in the Group as of April 18, 2014.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders.

The table below sets forth information regarding the ownership of our share capital as of April 18, 2014 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Beneficially Owned (1)		Percentage of the Respective Class of Shares (2)	Percentage of Total Shares (2)
A shares	CSAHC	4,201,611,678		59.83%	42.80%
H shares	HKSCC Nominees Limited (3)	1,750,227,298		62.62%	17.83%
H shares	CSAHC (4)	1,064,770,000		38.10%	10.85%
H shares	Nan Lung Holding Limited	1,033,650,000		36.98%	10.53%
H shares	FIL Limited	167,462,000	(5)	5.99%	1.71%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	Percentage of A shares and percentage of H shares is based on 7,022,650,000 A shares and 2,794,917,000 H shares, respectively, issued as of April 18, 2014. Percentage of total shares is based on 9,817,567,000 shares issued as of April 18, 2014.

(3)	As custodian of the Depositary for American Depositary Shares representing H Shares. Amount of shares owned by HKSCC Nominees Limited also includes 167,462,000 H shares held by FIL Limited.

(4)	Includes 31,120,000 H Shares held by Yazhou Travel Investment Company Limited, representing 1.11% of the total number of H shares and 0.32% of the total number of all outstanding shares, and 1,033,650,000 H Shares held by Nan Lung, representing 36.98% of the total number of H shares and 10.53% of the total number of all outstanding shares.

(5)	Beneficial ownership calculation is based solely on a review on April 24, 2014 of disclosure of interest forms filed by FIL Limited with the Hong Kong Stock Exchange.

Shareholders of H Shares and A shares enjoy the same voting rights with respect to each share. None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of April 18, 2014, there were 48 registered holders of 2,801,564 American Depositary Shares in the United States, consisting of 1.4% of our outstanding shares. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CSAHC, which is an entity wholly-owned by the Chinese government.

B.	Related Party Transactions.

For a detailed description of our related party transactions, please see Note 47 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its affiliates during the year ended December 31, 2013 and up to the latest practicable date. The Company believes that these arrangements have been entered into by the Company in the ordinary course of business and in accordance with the agreements governing such transactions.

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

Trademark License Agreement

The Company and CSAHC entered into a ten-year trademark license agreement dated May 22, 1997. Pursuant to which CSAHC acknowledges that the Company has the right to use the name “China Southern” and “China Southern Airlines” in both Chinese and English, and grants the Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with the Company’s airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark license agreement entered into by the Company and CSAHC was automatically renewed for ten years.

Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

(1)	On December 29, 2008, the Company renewed a master asset lease agreement with CSAHC with a term valid from January 1, 2009 to December 31, 2011 (the “Existing Asset Lease Agreement”).

The Company and CSAHC entered into the new Asset Lease Agreement (the “New Asset Lease Agreement”) on September 25, 2012 to renew the leases transactions for a term of three years from January 1, 2012 to December 31, 2014. Pursuant to the New Asset Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as “Shashi”), Zhanjiang and Changsha. The annual rents payable to CSAHC under the New Asset Lease Agreement is RMB35,924,400 for the three years ending December 31, 2014.

The Company also entered into the individual lease agreement (the “2012 Property Lease Agreement”) with CSAHC on September 25, 2012 in relation to certain fragmented leases for properties located in Harbin, Changchun, Dalian, Beijing and Shanghai as originally covered in the Existing Asset Lease Agreement for an aggregate annual rental of RMB4,437,000 for a term of two years from January 1, 2012 to December 31, 2013.

The Company further entered into the Lease Agreement of Nanyang Base Assets (the “Nanyang Asset Lease Agreement”) with CSAHC on January 24, 2013 for the leases transaction relating to certain lands and properties at Nanyang Jiangying Airport as originally covered in the existing Asset Lease Agreement for the period from January 1, 2012 to December 31, 2012. The rent payable under the Nanyang Asset Lease Agreement was RMB12,441,000. As the Nanyang Asset Lease Agreement had expired and the lease transaction contemplated under the Nanyang Asset Lease Agreement would continue to be entered into on a recurring basis, the Company further entered into the 2013 Nanyang Asset Lease Agreement (the “2013 Nanyang Asset Lease Agreement”) with CSAHC on April 19, 2013, pursuant to which CSAHC agreed to lease to the Company certain lands, properties, facilities and structures at Nanyang Jiangying Airport for a term of two years, commencing from January 1, 2013 to December 31, 2013. The annual rent payable by the Company to CSAHC under the lease agreement was RMB30,259,100.

For the year ended December 31, 2013, the rent incurred by the Group amounted to RMB70,620,000 pursuant to the New Asset Lease Agreement, 2012 Property Lease Agreement, Nanyang Asset Lease Agreement and 2013 Nanyang Asset Lease Agreement.

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

For the year ended December 31, 2013, the rents for land lease and property lease incurred by the Group amounted to RMB56,329,000 and RMB42,508,000 respectively pursuant to the lease agreements.

(4)	On January 9, 2014, the Company and CSAHC have entered into two new lease agreements (the “Lease Agreements”), namely, the property lease agreement (the “Property Lease Agreement”) and the land lease agreement (the “Land Lease Agreement”) to renew the land and property leases transactions contemplated thereunder for the period from January 1, 2014 to December 31, 2016. Pursuant to the Property Lease Agreement, CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development. The property lease transactions contemplated under the existing 2012 Property Lease Agreements have now been covered under the Property Lease Agreement so as to save resources as well as time of management of various property leases with CSAHC. Pursuant to the Land Lease Agreement, CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending December 31, 2016 shall not exceed RMB40,114,700 and RMB63,582,200, respectively, and such payment shall be made quarterly.

SAIETC, a wholly-owned subsidiary of CSAHC

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

On April 19, 2013, the Company entered into the Supplemental Agreement to the Import and Export Agency Framework Agreement dated January 28, 2011 with SAIETC to revise the maximum annual service fee payable by the Company to SAIETC for the period from January 1, 2013 to December 31, 2013 from RMB97.2 million to RMB160 million.

For the year ended December 31, 2013, the agency fee incurred by the Group in respect of the above import and export services was RMB120,876,000.

On January 9, 2014, the Company and SAIETC have entered into a new import and export agency framework agreement (the “New Import and Export Agency Framework Agreement”) to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from January 1, 2014 to December 31, 2016. During the period of the New Import and Export Agency Framework Agreement, the annual cap shall remain at RMB160 million per annum.

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

On April 19, 2013, the Company entered into a new Media Services Framework Agreement with SACM to renew the annual cap, expand the services scope and extend the term for an additional term of three years, commencing from January 1, 2013 to December 31, 2015. Pursuant to the agreement, the Company has appointed SACM to provide advertising agency services, plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of airhostess, and services relating to the distribution of newspapers and magazines. The annual cap under the agreement for each year is RMB98 million, RMB105 million and RMB113 million for each of years ended December 31, 2013, 2014 and 2015, respectively.

For the year ended December 31, 2013, the media fees incurred by the Group for the media services amounted to RMB77,266,000.

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

On November 8, 2013, the Company and SA Finance entered into the new Financial Services Framework Agreement for a term of three years starting from January 1, 2014 to December 31, 2016 to renew the provision of the financial services contemplated under the Financial Services Framework Agreement.

Under the new Financial Services Framework Agreement, SA Finance agrees to provide to the Company deposit services, loan services and other financial services. SA Finance shall accept deposit of money from the Group at interest rates not lower than those set by the People’s Bank of China, or PBOC for the same term of deposit. SA Finance will in turn deposit the whole of such sums of money with certain stated-owned commercial banks and listed commercial banks to control the risk. SA Finance shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the new Financial Services Framework Agreement. SA Finance shall not charge interest rates higher than those set by the PBOC for similar loans. The total amount of outstanding loans extended by SA Finance to CSAHC (excluding the Group) must not exceed the sum of SA Finance's shareholders' equity, capital reserves and money deposit received from other parties (except the Group). The interest rate for loans provided to the Group by SA Finance shall not be higher than the basis rate allowed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans (whichever is lower). Upon request by the Company, SA Finance shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which SA Finance are approved by China Banking Regulatory Commission, or CBRC to operate by entering into of separate agreements, which will set out the terms and conditions of such services. The parties agreed that the balance of the Company’s deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB6,000,000,000, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5,000,000.

As of December 31, 2013, the Group’s deposits placed with SA Finance amounted to RMB2,675,443,000, the outstanding loans provided by SA Finance amounted to RMB520,000,000.

China Southern Airlines Group Passenger and Cargo Agent Company Limited (“PCACL”), a wholly-owned subsidiary of CSAHC

The Company and PCACL entered into a Sales Agency Services Framework Agreement dated January 28, 2011, which is valid from January 1, 2011 to December 31, 2013. The Company and PCACL entered into a new Passenger and Cargo Sales Agency Services Framework Agreement dated November 8, 2013, which is valid from January 1, 2014 to December 31, 2016 to renew the continued cooperation with PCACL. Pursuant to the new Passenger and Cargo Sales Agency Services Framework Agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets sales agency services, internal operation services for the inside storage area, and delivery services for the outside storage area. PCACL charges commission with reference to the prevailing market rate. Besides, the Company has other air ticket sales agents in China who also charge commission at the same rates. PCACL also acts as the ticket sales agents of other airline companies in China, and charge commission at the same rates offered to the Group. The annual transaction cap of the sales value shall not exceed RMB250,000,000.

For the year ended December 31, 2013, the commission expense and goods handling fee paid to PCACL were RMB19,226,000 and RMB32,739,000 respectively, and the income relating to other services was RMB107,238,000.

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

On December 31, 2013, the Company further entered into an agreement supplemental to the New Property Management Framework Agreement (the “New Property Management Supplemental Agreement”) and an agreement supplemental to the Airport Property Management Framework Agreement (the “Airport Property Management Supplemental Agreement”). Pursuant to the New Property Management Supplemental Agreement, the parties have agreed to revise the services fee in relation to the provision of property management and maintenance services by GCSAPMC for the Company’s leased properties at the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport from RMB32,750,000 per annum to RMB42,700,000 per annum for the year ended December 31, 2014. Pursuant to the Airport Property Management Supplemental Agreement, the parties have agreed to revise the services fee in relation to provision of property management and maintenance services by GCSAPMC for the Company’s several properties at the old Baiyun Airport and surrounding in Guangzhou from RMB22,250,000 per annum to RMB27,300,000 per annum for the year ended December 31, 2014.

For the year ended December 31, 2013, the property management and maintenance fee incurred by the Group amounted to RMB63,915,000 pursuant to the New Property Management Framework Agreement and the Airport Property Management Framework Agreement.

Shenzhen Air Catering Co., Ltd. (the “SACC”), which is 50.1% owned by CSAHC

The Company entered into a Catering Services Framework Agreement with Shenzhen Air Catering Co., Ltd., a non-wholly-owned subsidiary of CSAHC on April 19, 2013 for a term of three years, commencing from January 1, 2013 to December 31, 2015, pursuant to which SACC agrees to provide the in-flight lunch box, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC located at. The maximum annual aggregate amount of the services fee payable by the Company to SACC shall not exceed RMB100 million, RMB115 million and RMB132.5 million for each of the years ended December 31, 2013, 2014 and 2015, respectively.

For the year ended December 31, 2013, the services fee incurred by the Group for the catering services amounted to RMB83,732,000.

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

For the year ended December 31, 2013, the Group’s engine repair and maintenance service fees incurred under the agreement amounted to RMB795,526,000.

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

Subscription of New A Shares by CSAHC

On June 11, 2012, the Board approved the proposed issuance of not more than 487,804,878 new A Shares (after the adjustment with reference to the profit distribution proposal for 2011) to CSAHC at the subscription price of RMB4.10 (after the adjustment with reference to the profit distribution proposal for 2011) per A Share (the “Non-public A Share Issue”). The proceeds to be raised from the proposed Non-public A Share Issue will be not more than RMB2 billion. CSAHC entered into the Subscription Agreement with the Company, pursuant to which CSAHC has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue not more than 487,804,878 new A Shares for an aggregate consideration of not more than RMB2 billion, equivalent to the subscription price of RMB4.10 per new A Share (the “Subscription”). As of August 9, 2013, the relevant work regarding the 2012 Non-public A Share Issue of the Company has not been completed. The proposal for the 2012 Non-public A Share Issue of the Company and A Shares subscription agreement therefore were lapsed automatically due to the expiration of the resolution passed at the general meeting.

All related party transactions have been approved by Independent Non-executive Directors.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

The Company received a claim on July 11, 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of US$46 million or for the refund of the down payments of US$12 million, and the interest thereon which is calculated in accordance with Clause 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to US$13 million. On July 25, 2013, the High Court of the United Kingdom rendered a judgment on this case, which dismissed the claim made by the claimant and ordered the claimant to pay an indemnity of US$28 million to the Company plus legal fees and the interest thereon. The claimant has filed an appeal against this judgment thereafter. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

Dividend Information

A dividend in respect of the year ended December 31, 2013 of RMB0.4 (inclusive of applicable tax) per ten shares, amounting to a total dividend of RMB393 million was proposed by the Directors on March 28, 2014. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

Our Board declares dividends, if any, in Renminbi with respect to H Shares on a per share basis and pays such dividends in Hong Kong dollars. Any final dividend for a fiscal year is subject to shareholders’ approval. Bank of New York Mellon, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the Company Law of the PRC and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

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

	The Hong Kong Stock Exchange Price per H Share (HK$)		The New York Stock Exchange Price per ADR (US$)		The Shanghai Stock Exchange Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual Market Prices
Fiscal Year ended December 31, 2009	2.99	1.14	19.45	7.09	7.22	3.28
Fiscal Year ended December 31, 2010	5.91	2.47	38.65	15.98	12.58	5.84
Fiscal Year ended December 31, 2011	5.37	3.08	35.40	20.02	10.13	4.57
Fiscal Year ended December 31, 2012	4.54	3.22	29.72	20.20	5.48	3.28
Fiscal Year ended December 31, 2013	4.43	2.61	30.04	17.09	4.3	2.54

Quarterly Market Prices
Fiscal Year ended December 31, 2012
First Quarter	4.54	3.40	29.72	22.31	5.48	4.47
Second Quarter	3.66	3.22	23.52	20.20	5.02	4.51
Third Quarter	3.90	3.25	25.40	20.93	4.77	3.28
Fourth Quarter	4.00	3.40	26.07	21.40	3.91	3.30
Fiscal Year ended December 31, 2013
First Quarter	4.68	3.89	30.04	25.15	4.21	3.64
Second Quarter	4.43	2.94	28.89	19.67	3.70	2.68
Third Quarter	3.14	2.61	20.63	17.09	3.23	2.54
Fourth Quarter	3.48	2.69	22.19	17.95	3.01	2.66

Monthly Market Prices
October 2013	3.08	2.80	19.89	18.09	2.93	2.68
November 2013	3.48	2.69	21.93	17.95	2.99	2.68
December 2013	3.48	2.95	22.19	19.201	3.01	2.66
January 2014	3.08	2.66	19.75	17.06	2.75	2.55
February 2014	2.86	2.42	18.59	16.06	2.77	2.54
March 2014	2.75	2.45	17.34	15.89	2.63	2.46
April 2014 (up to April 18, 2014)	2.64	2.41	16.85	15.72	2.61	2.50

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See “Offer and Listing Details” above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

 ITEM 10. ADDITIONAL INFORMATION.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

The Company believes that it was not a PFIC for the taxable year 2013. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2014 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, the Company would be a PFIC for the taxable year 2013 if the sum of its average market capitalization, which is its share price multiplied by the total amount of its outstanding shares, and its liabilities over that taxable year is not more than twice the value of its cash, cash equivalents, and other assets that are readily converted into cash.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Fuel Price Fluctuation Risk

The Group’s earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage the Group’s exposure to the fluctuations in jet fuel prices. The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,554 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 4(e) to the consolidated Financial Statements.

Interest Rate Risk

The Group is subject to market risks due to fluctuations in interest rates. The majority of the Group’s borrowing is in the form of long-term fixed-rate and variable-rate debts with original maturities ranging from three to twelve years . Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments. From time to time, the Group may enter into interest rate swaps designed to mitigate exposure relating to interest rate risks. The sensitivity analysis of interest rate risk is disclosed in Note 4(b) to the consolidated Financial Statements.

The following table provides information regarding the Group’s financial instruments that are sensitive to changes in interest rate as of December 31, 2013 and 2012:

	As of December 31, 2013
	Expected Maturity Date								As of December 31, 2012
	2014	2015	2016	2017	2018	Thereafter	Total Recorded Amount	Fair Value (2)	Total Recorded Amount	Fair Value (2)
Fixed-rate bank and other loans in US$	332	99	99	14	-	-	544	555	1,114	1,124
Average interest rate	2.34%	3.13%	3.13%	3.23%

Variable-rate bank and other loans in US$	19,837	10,470	11,962	3,485	3,419	7,101	56,274	56,274	50,174	50,174
Average interest rate	2.16%	2.25%	2.39%	1.76%	1.76%	2.09%

Fixed-rate bank and other loans in RMB	-	-	-	-	-	-	-	-	60	60
Average interest rate	-

Variable-rate bank and other loans in RMB	73	141	456	-	-	-	670	670	744	744
Average interest rate	5.76%	5.93%	5.54%

(1)	These interest rates are calculated based on the year end indices.
(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2013 and 2012.

Foreign Currency Exchange Risk

The Group is also exposed to foreign currency risk as a result of its aircraft and flight equipment being sourced from overseas suppliers. Specifically, the Group’s foreign currency exposure relates primarily to its foreign currency long-term bank and other loans used to finance such capital expenditures and its capital commitments. Subject to certain restrictive conditions imposed by the SAFE, the Group may, from time to time, enter into foreign exchange forward option contracts to mitigate its foreign currency exposures. The sensitivity analysis of foreign currency risk is disclosed in Note 4(c) to the consolidated Financial Statements.

As of December 31, 2013, the Group operated a total of 319 aircraft under operating leases and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks. However, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under capital leases and operating leases are disclosed in Note 36 and Note 46(b) to the consolidated Financial Statements, respectively.

The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2013 and 2012:

	As of December 31, 2013
	Expected Maturity Date								As of December 31, 2012
	2014	2015	2016	2017	2018	Thereafter	Total Recorded Amount	Fair Value (1)	Total Recorded Amount	Fair Value (1)
Fixed-rate bank and other loans in US$	332	99	99	14	-	-	544	555	1,114	1,124
Variable-rate bank and other loans in US$	19,837	10,470	11,962	3,485	3,419	7,101	56,274	56,274	50,174	50,174
Capital commitment in US$	20,945	14,417	6,365	5,924	-	-	47,651	47,651	71,309	71,309

(1)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2013 and 2012.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

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

Fees and Payments from the Depositary to Us

In 2013, the Company received from the depositary a reimbursement of US$60,029.75, net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by the Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of its service to the Company, the Bank of New York Mellon waived a total amount of US$130,852.31 for the standard costs associated with the administration of the ADS program in 2013.

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

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report, and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company's internal control over financial reporting as of December 31, 2013, the audit report of which appears on page F-1 of this Form 20-F.

Changes in internal control over financial reporting

During the year ended December 31, 2013, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Board of Directors has determined that Mr. Tan Jing Song qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Tan Jing Song satisfies as an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. See “Item 6 Directors, Senior Management and Employees — Directors and Senior Management”.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2012 and 2013:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	RMB (in million)
2012	13.2	-	0.5	0.7
2013	12.0	-	0.8	3.7

Tax Fees

Services provided primarily consist of tax compliance services.

Other Fees

Provision of other assurance and advisory services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On March 26, 2013, the board of the directors of the Company resolved, as recommended by our audit committee, to propose to change our principal accountants, KPMG, after the completion of their audit of our consolidated financial statements as of and for the year ended December 31, 2012 and the effectiveness of internal control over financial reporting as of December 31, 2012 and to appoint PricewaterhouseCoopers Zhong Tian CPAs Limited (to be renamed as PricewaterhouseCoopers Zhong Tian LLP), or PwC as our new principal accountants effective upon the approval by the shareholders of the Company at the forthcoming annual general meeting. Such change in our principal accountants is due to the relevant requirements issued by the State-Owned Assets Supervision and Administration Commission of the PRC. According to the relevant requirements, if the service term of the external auditor appointed by the state-owned enterprises to continuously undertake financial auditing work exceeds the prescribed time limit, such auditor needs to be changed. In this connection, the Company, a listed company controlled by a stated-owned enterprise, did not reappoint KPMG as our principal accountants at the forthcoming annual general meeting.

The audit reports of KPMG on our consolidated financial statements as of and for the fiscal years ended December 31, 2011 and 2012 contain no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2011 and 2012 and through April 26, 2013, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreements in connection with their report, nor were there any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F). We have provided a copy of the foregoing disclosure to KPMG and requested that KPMG furnish a letter addressed to the SEC stating whether or not KPMG agrees with such disclosure. A copy of the letter from KPMG addressed to SEC, dated April 25, 2014, is filed as Exhibit 15.1 to this Form 20-F.

During the two most recent fiscal years and through April 26, 2013, neither we nor any person on our behalf consulted PwC regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with PwC or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F). Also, during the two most recent fiscal years and through April 26, 2013, we did not obtain any written report or oral advice that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

ITEM 16G. CORPORATE GOVERNANCE.

Set out below is a summary of any significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange (“NYSE”):

NYSE corporate governance rules	The Company’s governance practices
Director Independence

A listed company must have a majority of independent directors on its board of directors. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).	The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

Executive Sessions

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	No similar requirements.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The Company has established a nominating committee. As of December 31, 2013, the Nomination Committee consists of three members, Si Xian Min, Wei Jin Cai (Independent non-executive Director) and Tan Jing Song (Independent non-executive Director). Mr. Si Xian Min was appointed as the chairman of the Nomination Committee on December 26, 2013. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of directors and executives and give advice to the Board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to the Board.

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

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	The Company has established a remuneration and assessment committee consisting of three members. As of December 31, 2013, the remuneration and assessment committee is chaired by independent non-executive Director Ning Xiang Dong with independent non-executive Director Tan Jing Song and non-executive Director Wang Quan Hua as members.

The written charter of the compensation committee must state, at least, the following purposes and responsibilities:

(1) review and approve the corporate goals associated with CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals, and based on such evaluation determine and approve the CEO’s compensation level;	The responsibilities are similar to those stipulated by the NYSE rules, but the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee. The responsibilities of the remuneration and assessment committee are to approve the remuneration packages of Directors and senior management of the Group, and the Company’s “preliminary proposals on annual emoluments of the directors and senior management of the Group”. The remuneration and assessment committee is also responsible for assessing performance of executive director and approving the terms of executive directors’ service contracts.

(2) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval;

(3) produce a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC.

NYSE corporate governance rules	The Company’s governance practices
The charter must also include the requirement for an annual performance evaluation of the compensation committee.

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.	The Board of Directors of the Company has established an audit committee that satisfies relevant domestic requirements and the audit committee has a written charter. As of December 31, 2013, the Audit Committee consists of three members, Mr. Ning Xiang Dong, Wei Jin Cai and Tan Jing Song, with Tan Jing Song being the Chairman of the Audit Committee.

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.	The responsibilities of the audit committee are similar to those stipulated by the NYSE rules, but according to the domestic practices, the Company is not required to make an annual performance evaluation of the audit committee and the audit committee is not required to prepare an audit report to be included in the Company’s annual proxy statement.

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

ITEM 18. FINANCIAL STATEMENTS.

See F-pages following Item 19.

ITEM 19. EXHIBITS.

Index to Exhibits

Exhibit No.	Description of Exhibit
1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation) (1)

2.1	Specimen Certificate for the H Shares (2)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt (3)

4.1	Form of Director’s Service Agreement (4)

4.2	Form of Non-executive Director’s Service Agreement (5)

4.3	Aircraft Acquisition Agreement entered into by and between the Company and Boeing on February 28, 2012* (6)

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012*(7)

4.5	Aircraft Acquisition Agreement entered into by and between the Company and Airbus S.A.S. on December 5, 2012 *(8)

4.6	Asset Lease Agreement entered into by and between the Company and CSAHC on September 25, 2012(9)

4.7	Tenancy Contract entered into by and between the Company and CSAHC in relation to certain fragmented leases located in various locations on September 25, 2012(10)

4.8	Lease Agreement of Nanyang Base Assets entered into by and between the Company and CSAHC on January 24, 2013(11)

4.9	2013 Nanyang Asset Lease Agreement entered into by and between the Company and CSAHC on April 19, 2013
4.10

Supplemental Agreement to the Import and Export Agency Framework Agreement entered into by and between the Company and Southern Airlines (Group) Import and Export Trading Company Limited on April 19, 2013

4.11	Import and Export Agency Framework Agreement entered into by and between the Company and Southern Airlines (Group) Import and Export Trading Company Limited on January 9, 2014
4.12	Media Services Framework Agreement entered into by and between the Company and Southern Airlines Culture and Media Co., Ltd. on April 19, 2013

4.13	Financial Services Framework Agreement entered into by and between the Company and Southern Airlines Group Finance Company Limited on November 8, 2013

4.14	Passenger and Cargo Sales Agency Services Framework Agreement entered into by and between the Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited on November 8, 2013

4.15	Airport Property Management Supplemental Agreement entered into by and between the Company and Guangzhou China Southern Airlines Property Management Company Limited on December 31, 2013

4.16	Property Management Framework Agreement entered into by and between the Company and Guangzhou China Southern Airlines Property Management Company Limited on December 31, 2013
4.17	Catering Service Framework Agreement entered into by and between the Company and Shenzhen Air Catering Co., Ltd. on April 19, 2013
4.18	Property Lease Agreement entered into by and between the Company and CSAHC on January 9, 2014

4.19	Land Lease Agreement entered into by and between the Company and CSAHC on January 9, 2014

4.20	Trademark License Agreement entered into by and between the Company and CSAHC on May 22, 1997 (12)

4.21	A Share subscription agreement entered into by and between the Company and CSAHC on June 11, 2012(13)

4.22	Supplemental Agreement to the financial service framework agreement entered into by and between the Company and CSAHC regarding revising each of the Cap in relation to the Provision of Deposit Services and the annual cap for the Provision of the Loan Services on March 16, 2012(14)

8.1	Subsidiaries of China Southern Airlines Company Limited (as of the date of the report)
11.1	Code of Ethics (included in Exhibit 4.1)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

15.1	Letter from KPMG regarding Item 16F of this Annual Report

*	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1)	Incorporated by reference to the Exhibit 99.5 to our Form 6-K (File No. 001-14600) filed with the Securities and Exchange Commission on December 27, 2013.

(2)	Incorporated by reference to the Exhibit 2.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-07116), filed with the Securities and Exchange Commission on August 7, 2012.

(4)	Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(5)	Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(6)	Incorporated by reference to the Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 27, 2012.

(7)	Incorporated by reference to the Exhibit 4.4 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(8)	Incorporated by reference to the Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(9)	Incorporated by reference to the Exhibit 4.7 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(10)	Incorporated by reference to the Exhibit 4.8 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(11)	Incorporated by reference to the Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(12)	Incorporated by reference to the Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009.

(13)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(14)	Incorporated by reference to the Exhibit 4.12 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Si Xian Min
Name: Si Xian Min

Title: Chairman of the Board of Directors

Date: April 25, 2014

CHINA SOUTHERN AIRLINES COMPANY LIMITED

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Southern Airlines Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flows statement present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, China

April 25, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Southern Airlines Company Limited

We have audited the accompanying consolidated balance sheet of China Southern Airlines Company Limited (the “Company”) and its subsidiaries as of December 31, 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

March 26, 2013

Consolidated income statements for the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2013	2012	2011
		RMB million	RMB million	RMB million
Operating revenue
Traffic revenue	5	94,684	96,100	87,252
Other operating revenue	7	3,863	3,414	3,143

Total operating revenue		98,547	99,514	90,395

Operating expenses
Flight operations	8	54,010	54,690	48,344
Maintenance	9	7,805	7,971	7,531
Aircraft and traffic servicing expenses	10	15,091	14,072	12,337
Promotion and selling expenses	11	7,754	7,134	6,568
General and administrative expenses	12	2,470	2,425	2,807
Depreciation and amortization	13	9,347	8,264	7,689
Impairment on property, plant and equipment	22	536	-	584
Others		1,267	1,321	1,203

Total operating expenses		98,280	95,877	87,063

Other net income	15	1,243	1,462	1,021

Operating profit		1,510	5,099	4,353
Interest income		307	235	179
Interest expense	16	(1,651)	(1,376)	(1,067)
Share of associates’ results	24	294	317	456
Share of joint ventures’ results	25	96	121	125
Exchange gain, net	34(e)	2,903	267	2,755
Other non-operating income	17	25	75	129

Profit before income tax		3,484	4,738	6,930
Income tax	19	(734)	(954)	(840)

Profit for the year		2,750	3,784	6,090

Consolidated income statements for the years ended December 31, 2013, 2012 and 2011 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2013		2012		2011
		RMB million		RMB million		RMB million
Profit attributable to:
Equity shareholders of the Company			1,986		2,619		5,110
Non-controlling interests			764		1,165		980

Profit for the year			2,750		3,784		6,090

Earnings per share attributable to equity shareholders of the Company
Basic and diluted	20	RMB	0.20	RMB	0.27	RMB	0.52

The notes on pages F-12 to F-96 form part of these consolidated financial statements.

Consolidated statements of comprehensive income for the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2013	2012	2011
		RMB million	RMB million	RMB million

Profit for the year		2,750	3,784	6,090

Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss
- Fair value movement of available-for-sale financial assets	27	(8)	5	(16)
- Share of other comprehensive income/(loss) of an associate		(3)	-	-
- Deferred income/(loss) tax relating to above items	28	2	(1)	4

Total comprehensive income for the year		2,741	3,788	6,078

Total comprehensive income attributable to:
Equity shareholders of the Company		1,981	2,622	5,100
Non-controlling interests		760	1,166	978

Total comprehensive income for the year		2,741	3,788	6,078

The notes on pages F-12 to F-96 form part of these consolidated financial statements.

Consolidated balance sheet at December 31, 2013 and 2012

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2013	2012
		RMB million	RMB million
Non-current assets
Property, plant and equipment, net	21	119,777	100,040
Construction in progress	22	17,459	18,689
Lease prepayments	23	2,267	2,198
Interest in associates	24	1,305	1,033
Interest in joint ventures	25	1,197	1,103
Other investments in equity securities	26	162	160
Aircraft operating lease deposits		566	672
Available-for-sale financial assets	27	61	69
Deferred tax assets	28	1,251	1,223
Other assets	29	589	480
		144,634	125,667

Current assets
Inventories	30	1,647	1,708
Trade receivables	31	2,173	1,853
Other receivables	32	3,431	2,139
Cash and cash equivalents	33	11,748	10,082
Restricted bank deposits		440	-
Prepaid expenses and other current assets		803	758
Amounts due from related companies	38	331	247
		20,573	16,787

Current liabilities
Borrowings	34	20,242	21,899
Current portion of obligations under finance leases	35	3,636	2,494
Trade payables	36	1,407	1,825
Sales in advance of carriage		5,815	4,854
Deferred revenue	37	1,244	1,201
Current income tax		495	346
Amounts due to related companies	38	457	308
Accrued expenses	39	11,898	11,800
Other liabilities	40	4,019	4,004

		49,213	48,731

Net current liabilities	2a(i)	(28,640)	(31,944)

Total assets less current liabilities		115,994	93,723

Consolidated balance sheet at December 31, 2013 and 2012 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2013	2012
		RMB million	RMB million
Non-current liabilities
Borrowings	34	37,246	30,196
Obligations under finance leases	35	31,373	19,371
Deferred revenue	37	2,069	1,649
Provision for major overhauls	41	1,076	902
Provision for early retirement benefits	42	41	66
Deferred benefits and gains	43	858	1,011
Deferred tax liabilities	28	880	794

		73,543	53,989

Net assets		42,451	39,734

Capital and reserves
Share capital	44	9,818	9,818
Reserves	45	24,511	23,021

Total equity attributable to equity shareholders of the Company		34,329	32,839
Non-controlling interests		8,122	6,895

Total equity		42,451	39,734

The notes on pages F-12 to F-96 form part of these consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share	Share	Fair value	Other	Retained		Non-controlling	Total
	capital	premium	reserve	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million

Balance at January 1, 2011	9,818	13,878	31	756	2,334	26,817	3,499	30,316

Changes in equity for 2011:
Profit for the year	-	-	-	-	5,110	5,110	980	6,090
Other comprehensive income	-	-	(10)	-	-	(10)	(2)	(12)

Total comprehensive income	-	-	(10)	-	5,110	5,100	978	6,078

Appropriations to reserves	-	-	-	321	(321)	-	-	-
Distributions to non-controlling interests	-	-	-	-	-	-	(122)	(122)
Capital injection into a subsidiary by a third party	-	253	-	-	-	253	1,207	1,460
Capital injection from the non-controlling shareholder of a subsidiary	-	-	-	-	-	-	40	40
Share of an associate’s reserves movement	-	-	-	5	-	5	-	5

Balance at December 31, 2011 and January 1, 2012	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777

Changes in equity for 2012:
Profit for the year	-	-	-	-	2,619	2,619	1,165	3,784
Other comprehensive income	-	-	3	-	-	3	1	4

Total comprehensive income	-	-	3	-	2,619	2,622	1,166	3,788

Appropriations to reserves	-	-	-	132	(132)	-	-	-
Dividends relating to 2011 (Note45)	-	-	-	-	(1,964)	(1,964)	-	(1,964)
Acquisition of non-controlling interests in a subsidiary	-	-	-	-	(6)	(6)	(11)	(17)
Capital injection from the non-controlling shareholder of a subsidiary	-	-	-	-	-	-	140	140
Government contributions (Note 45(c))	-	-	-	10	-	10	10	20
Distributions to non-controlling interests	-	-	-	-	-	-	(12)	(12)
Share of an associate’s reserves movement	-	-	-	2	-	2	-	2

Balance at December 31, 2012	9,818	14,131	24	1,226	7,640	32,839	6,895	39,734

Consolidated statements of changes in equity for the years ended December 31, 2013, 2012 and 2011 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share	Share	Fair value	Other	Retained		Non- controlling	Total
	capital	premium	reserve	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million

Balance at December 31, 2012 and January 1, 2013	9,818	14,131	24	1,226	7,640	32,839	6,895	39,734

Changes in equity for 2013:
Profit for the year	-	-	-	-	1,986	1986	764	2,750
Other comprehensive income	-	-	(2)	(3)	-	(5)	(4)	(9)

Total comprehensive income	-	-	(2)	(3)	1,986	1,981	760	2,741

Appropriations to reserves	-	-	-	113	(113)	-	-	-
Dividends relating to 2012 (Note 45)	-	-	-	-	(491)	(491)	-	(491)
Acquisition of non-controlling interests in a subsidiary	-	-	-	-	-	-	(6)	(6)
Capital injection from the non-controlling shareholder of a subsidiary	-	-	-	-	-	-	560	560
Distributions to non-controlling interests	-	-	-	-	-	-	(87)	(87)

Balance at December 31, 2013	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451

The notes on pages F-12 to F-96 form part of these consolidated financial statements.

Consolidated cash flow statements for the years ended December 31, 2013, 2012 and 2011

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2013	2012	2011
		RMB million	RMB million	RMB million
Operating activities
Cash generated from operating activities	33(b)	11,546	14,475	16,187
Interest received		220	224	176
Interest paid		(1,538)	(1,758)	(1,235)
Income tax paid		(525)	(1,237)	(2,571)

Net cash generated from operating activities		9,703	11,704	12,557

Investing activities
Proceeds from disposal of property, plant and equipment and lease prepayments		205	522	1,531
Net cash settlement of derivative financial instruments		-	-	(12)
Dividends received from associates		33	77	53
Dividends received from a joint venture		5	-	3
Dividends received from other investments in equity securities and available-for-sale financial assets	26/27	14	12	10
Loans repaid by an associate		-	2	4
Payment for wealth management products and term deposits		(8,402)	(1,100)	(28,650)
Proceed from maturity of wealth management products		8,481	4,100	25,150
Interest received on wealth management products		25	53	95
Additions of property, plant and equipment, lease prepayments and other assets		(12,308)	(15,733)	(20,038)
Capital injection into associates and other investment		(72)	-	(37)
Refund of aircraft lease deposits		142	10	12
Payment for aircraft lease deposits		(51)	(101)	(78)
Proceeds from disposal of a subsidiary		-	5	-
Placement of pledged bank deposits		(277)	-	-

Net cash used in investing activities		(12,205)	(12,153)	(21,957)

Consolidated cash flow statements for the years ended December 31, 2013, 2012 and 2011 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2013	2012	2011
		RMB million	RMB million	RMB million
Financing activities
Dividends paid to equity shareholders of the Company	45(b)	(491)	(1,964)	-
Proceeds from borrowings		38,324	31,940	19,395
Proceeds from ultra-short-term financing bills		500	-	-
Repayment of borrowings		(31,243)	(27,533)	(10,141)
Repayment of principal under finance lease obligations		(2,895)	(1,978)	(1,702)
Repayment of ultra-short-term financing bills		(500)	-	-
Government contribution		-	20	-
Capital injection from the non-controlling shareholder of subsidiaries		560	140	1,500
Dividends paid to non-controlling interests		(87)	(12)	(121)
Payment for purchase of non-controlling interest		-	(17)	-
Withdrawal / (placement) of pledged bank deposits		-	72	(72)

Net cash generated from financing activities		4,168	668	8,859

Net increase / (decrease) in cash and cash equivalents		1,666	219	(541)
Cash and cash equivalents at January 1		10,082	9,863	10,404

Cash and cash equivalents at December 31		11,748	10,082	9,863

The notes on pages F-12 to F-96 form part of these consolidated financial statements.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

1	Corporate information

China Southern Airlines Company Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on March 25, 1995. The address of the Company’s registered office is House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Company (“CSAHC”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

These consolidated financial statements were approved for issue by the Company’s Board on April 25, 2014.

2	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The measurement basis used in the preparation of the financial statements is the historical cost basis except that available-for-sale equity securities are stated at their fair value as explained in the accounting policies set out in Note 2(e).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and relevant assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

The estimates and relevant assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

The consolidated financial statements for the year ended December 31, 2013 comprise the Company and its subsidiaries and the Group’s interest in associates and joint ventures.

(i)	Going concern

As at December 31, 2013, the Group’s current liabilities exceeded its current assets by RMB28,640 million. In preparing the consolidated financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit and believes that adequate funding is available to fulfil the Group’s short-term obligations and capital expenditure requirements.

As at December 31, 2013, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB166.3 billion (2012: RMB173.2 billion), of which approximately RMB120,9 billion (2012: RMB112.8 billion) was unutilized. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the Directors believes that it is appropriate to prepare the consolidated financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

(ii)	New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group’s operation and mandatory for the first time for the financial year beginning January 1, 2013:

•	Amendment to IFRS 7 ‘Financial instruments: Disclosures’ on asset and liability offsetting. The amendments require new disclosure requirements which focus on quantitative information about recognized financial instruments that are offset in the balance sheet, as well as those recognized financial instruments that are subject to master netting or similar arrangements irrespective of whether they are offset. These amendments have had no material impact on the Gourp.

•	IFRS 10 “Consolidated financial statements”. The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entity (an entity that controls one or more other entities) to present consolidated financial statements. Defines the principle of control, and establishes controls as the basis for consolidation. Set out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. It also sets out the accounting requirements for the preparation of consolidated financial statements. The management has evaluated the impact of IFRS 10, and there is no impact on the Group.

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

(ii)	New and amended standards adopted by the Group (continued)

•	IFRS 11, “Joint arrangements”. IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and therefore accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and therefore equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The management has evaluated the impact of IFRS 11, and there is no impact on the Group.

•	IAS 28 (Revised 2011) “Associates and joint ventures”. The amendment includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The Group continued follow the equity accounting for joint ventures and associates in 2013.

•	IFRS 12 “Disclosure of interests in other entities”. The amendment includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles. The management has evaluated the impact of IFRS 12 and made the disclosure accordingly where applicable.

•	IFRS 13 “Fair value measurement”. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and United States Generally Accepted Accounting Principles (“US GAAP”), do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. The Group has made the disclosures accordingly where applicable.

•	IAS 1(Amendment) “Financial statements presentation” regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in “other comprehensive income” (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The Group has presented the required disclosure in the consolidated statement of comprehensive income.

•	IAS 27 (revised 2011) “Separate financial statements”. The control provisions of IAS 27 have been included in the new IFRS 10. The amendment includes only other provisions on separate financial statements. This revision has no impact on the Group.

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

(ii)	New and amended standards adopted by the Group (continued)

•	Annual improvements 2011, these annual improvements, address six issues in the 2009-2011 reporting cycle. It includes changes to:

. IFRS 1, ‘First time adoption’

. IAS 1, ‘Financial statement presentation’

. IAS 16, ‘Property plant and equipment’

. IAS 32, ‘Financial instruments; Presentation’

. IAS 34, ‘Interim financial reporting’

The improvements has no material impact on the Group.

(iii)	New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2013 but not currently relevant to the Group

Amendment to IFRS 1	‘First time adoption’, on government loans
Amendment to IFRSs 10, 11 and 12	‘Transition guidance’
Amendment to IAS 19,	‘Employee benefits’

(iv)	New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning January 1, 2013 and which are relevant for the Group’s operations

•	IFRS 9“Financial Instruments” IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The management is in the process of evaluating the impact of IFRS 9 on the Group and will apply the standard from January 1, 2014.

•	Amendment to IAS 32, “Financial instruments: Presentation”, on asset and liability offsetting. These amendments are to the application guidance in IAS 32 “Financial instruments: Presentation”, and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The management is in the process of evaluating the impact of IAS 32 on the Group and will apply the standard from January 1, 2014.

•	Amendment to IAS 36, “Impairment of assets” on recoverable amount disclosures. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The management is in the process of evaluating the impact of IAS 36 on the Group and will apply the standard from January 1, 2014.

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

(iv)	New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning January 1, 2013 and which are relevant for the Group’s operations (continued)

•	IFRIC 21, “Levies”. This is an interpretation of IAS 37, ‘Provisions, contingent liabilities and contingent assets’. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The management is in the process of evaluating the impact of IFRIC 21 on the Group and will apply the standard from January 1, 2014.

(b)	Subsidiaries and non-controlling interests

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the group’s accounting policies.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability.

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with (Notes 2(n)) or (Note 2(o)) depending on the nature of the liability.

2	Significant accounting policies (continued)

(b)	Subsidiaries and non-controlling interests (continued)

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in income statement. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(e)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(c)).

The group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Any contingent consideration to be transferred by the group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

2	Significant accounting policies (continued)

(c)	Associates and joint arrangements

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(e) and 2(k)). The Group’s share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognized in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture.

Unrealized profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the consolidated income statement.

2	Significant accounting policies (continued)

(d)	Goodwill

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(k)).

(e)	Other investments in equity securities

The Group’s and the Company’s policies for investments in equity securities, other than investments in subsidiaries, associates and joint ventures, are as follows:

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

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale. At the end of each financial year the fair value is remeasured, with any resultant gain or loss being recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income from these investments is recognized in the consolidated income statement in accordance with the policy set out in Note (2(w)(iv)). When these investments are derecognized or impaired (Note 2(k)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group’s other investments in equity securities represent unlisted equity securities of companies established in the PRC. These securities do not have a quoted market price in an active market and their fair values cannot be reliably measured. Accordingly, they are recognized in the consolidated balance sheet at cost less impairment losses (Note 2(k)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments or they expire.

2	Significant accounting policies (continued)

(f)	Investment properties

Investment properties are buildings which are owned to earn rental income and/or for capital appreciation. Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(k)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(w)(iii).

(g)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(k)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(z)).

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in income statement on the date of retirement or disposal.

When each major aircraft overhaul is performed, its cost is recognized in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to overhaul cost, are depreciated on a straight-line basis over 3 to 12 years. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the income statement.

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, depreciation of other property, plant and equipment is calculated to write off the cost of items less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years

Owned and finance leased aircraft	15 to 20 years

Other flight equipment

- Jet engines	15 to 20 years

- Others, including rotable spares	3 to 15 years

Machinery and equipment	4 to 10 years

Vehicles	6 to 8 years

2	Significant accounting policies (continued)

(g)	Property, plant and equipment (continued)

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(h)	Construction in progress

Construction in progress represents aircraft prepayment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses(Note 2(k)). Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in (Note2(g)). Impairment losses are accounted for in accordance with the accounting policy as set out in(Note 2(k)). Finance charges implicit in the lease payments are charged to income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

2	Significant accounting policies (continued)

(i)	Leased assets (continued)

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

(iv)	Sale and leaseback transactions

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. If the sale price is below fair value then the gain or loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

(j)	Deferred expenditure

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight-line basis over beneficial period.

Deferred expenditure is stated at cost less impairment losses (Note 2(k)).

(k)	Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities and current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at the end of each financial year to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;

- a breach of contract, such as a default or delinquency in interest or principal payments;

- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

- a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

2	Significant accounting policies (continued)

(k)	Impairment of assets (continued)

If any such evidence exists, any impairment loss is determined and recognized as follows:

-	For investments in subsidiaries, associates and joint ventures (including those recognized using the equity method (Note 2(c)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with (Note 2(k(ii))). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with (Note 2(k(ii)).

-	For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

-	For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

-	For available-for-sale securities, the cumulative loss that has been recognized in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognized in income statement is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in income statement.

Impairment losses recognized in income statement in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognized directly in other comprehensive income.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognized in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in income statement.

2	Significant accounting policies (continued)

(k)	Impairment of assets (continued)

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at the end of each financial year to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

-	Property, plant and equipment;

-	Investment properties;

-	Construction in progress;

-	Lease deposits;

-	Lease prepayments;

-	Other assets; and

-	Goodwill.

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

An impairment loss is recognized in income statement if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

-	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to income statement in the year in which the reversals are recognized.

2	Significant accounting policies (continued)

(k)	Impairment of assets (continued)

(iii)	Interim financial reporting and impairment

The Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(k)(i) and (ii)).

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

(l)	Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(m)	Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (Note 2(k)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(n)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognized and redemption value being recognized in income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

2	Significant accounting policies (continued)

(o)	Trade and other payables

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(q(i)), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(p)	Cash and cash equivalents

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

(q)	Financial guarantees issued, provisions and contingent liabilities

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

The amount of the guarantee initially recognized as deferred income is amortised in income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with (Note 2(q)(ii)) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

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

2	Significant accounting policies (continued)

(r)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(s)	Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(t)	Defeasance of long-term liabilities

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

(u)	Deferred benefits and gains

In connection with the acquisitions or leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under leases.

(v)	Income tax

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

2	Significant accounting policies (continued)

(v)	Income tax (continued)

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilized.

The amount of deferred tax recognized is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the financial year and are expected to apply when related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

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

(w)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in income statement as follows:

(i)	Passenger, cargo and mail revenues

Passenger revenue is recognized at the fair value of the consideration received when the transportation is provided or when an unused ticket expires rather than a ticket is sold. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage.

Cargo and mail revenues are recognized when the transportation is provided.

Revenues from airline-related business are recognized when services are rendered.

Revenue is stated net of sales tax.

2	Significant accounting policies (continued)

(w)	Revenue recognition (continued)

(ii)	Frequent flyer revenue

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines’ Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

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

As members of the frequent flyer award programmes redeem mileages for an award, revenue is recorded in income statement. Revenue in relation to flight awards is recognized when the transportation is provided. Revenue in relation to non-flight rewards is recognized at the point of redemption where non-flight rewards are selected.

(iii)	Operating rental income

Receivable under operating leases is recognized in income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in income statement as an integral part of the aggregate net lease payments receivables. Contingent rentals are recognized as income in the accounting period in which they are earned.

(iv)	Dividends

-	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established.

-	Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

(v)	Government grants are recognized in consolidated balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as revenue in income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in income statement over the useful life of the asset by way of reduced depreciation expense.

(vi)	Interest income is recognized as it accrues using the effective interest method.

(x)	Traffic commissions

Traffic commissions are expensed in income statement when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded on the consolidated balance sheet as prepaid expense.

2	Significant accounting policies (continued)

(y)	Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to income statement as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognized in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognized and charged to income statement.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to income statement over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to income statement in the period when the overhaul is performed.

(z)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

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

(aa)	Employee benefits

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

2	Significant accounting policies (continued)

(aa)	Employee benefits (continued)

(iii)	Share-based payment

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

(ab)	Translation of foreign currencies

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Renminbi, which is the company’s functional and the group’s presentation currency.

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the financial year. Exchange gains and losses are recognized in income statement.

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

(ac)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

2	Significant accounting policies (continued)

(ac)	Related parties (continued)

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(ad)	Segmental information

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

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

3	Accounting judgments and estimates

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

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding provision for early retirement benefits and fair value measurements of financial instruments disclosed in (Note 42) and (Note 4(g)) respectively, the Group believes the following critical accounting policies also involve the most significant judgements and estimates used in the preparation of the financial statements.

(a)	Impairment of account receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

(b)	Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating cost.

3	Accounting judgments and estimates (continued)

(c)	Depreciation

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

(d)	Provision for major overhauls

Provision for the cost of major overhauls to fulfil certain return condition for airframes and engines under operating leases is accrued and charged to the income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycle and overhaul cost, which are based on the historical experience of actual cost incurred for overhauls of airframes and engines of the same or similar types. Different estimates could significantly affect the estimated provision and the results of operations.

(e)	Frequent flyer revenue

The amount of revenue attributable to the mileages earned by the members of the Group’s frequent flyer award programmes is estimated based on the fair value of the mileages awarded and the expected redemption rate. The fair value of the mileages awarded is estimated by reference to external sales. The expected redemption rate was estimated based on historical experience, anticipated redemption pattern and the frequent flyer programme design.

(f)	Provision for consumable spare parts and maintenance materials

Provision for consumable spare parts and maintenance materials is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and Company’s future operation plan for the consumable spare parts and maintenance materials. The net realisable value may be adjusted significantly due to the change of market condition and the future plan for the consumable spare parts and maintenance materials.

4	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group’s overall risk management programme focuses on the unpredictability of financial market seeks to minimize the adverse effects on the Group’s financial performance. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk

As at December 31, 2013, the Group’s current liabilities exceeded its current assets by RMB28,640 million. For the year ended December 31, 2013, the Group recorded a net cash inflow from operating activities of RMB9,703 million, a net cash outflow from investing activities of RMB12,205 million and a net cash inflow from financing activities of RMB4,168 million, which in total resulted in a net increase in cash and cash equivalents of RMB1,666 million.

The Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at December 31, 2013, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB166,270 million (2012: RMB173,162 million), of which approximately RMB120,904 million (2012: RMB112,793 million) was unutilized. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ended December 31, 2014. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities, which may impact the operations of the Group during the next twelve-month period. The Directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

As at December 31, 2013, the contractual maturities at the end of financial years of the Group’s borrowings and obligations under finance leases are disclosed in Notes 34, 35 respectively.

(b)	Interest rate risk

The interest rates and maturity information of the Group’s borrowings and obligations under finance leases are disclosed in (Notes 34) and (Note 35), respectively.

At December 31, 2013, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB443 million (2012: RMB307 million; 2011: RMB245 million). Other components of consolidated equity would not be affected (2012 and 2011: Nil, respectively) by the changes in interest rates.

4	Financial risk management and fair values

(b)	Interest rate risk (continued)

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2012 and 2011.

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases (Note 35), borrowings (Note 34) and operating lease commitments (Note 46(b)) are denominated in foreign currencies, principally US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

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

	2013		2012		2011
	Appreciation /	Increase /	Appreciation /	Increase /	Appreciation /	Increase /
	(depreciation)	(decrease) on	(depreciation)	(decrease) on	(depreciation)	(decrease) on
	of Renminbi	profit	of Renminbi	profit	of Renminbi	profit
	against foreign	after tax and	against foreign	after tax and	against foreign	after tax and
	currency	retained profits	currency	retained profits	currency	retained profits
		RMB million		RMB million		RMB million

United States
Dollars	2%	1,308	2%	1,033	2%	912
	(2%)	(1,308)	(2%)	(1,033)	(2%)	(912)
Singapore
Dollars	2%	7	2%	8	2%	8
	(2%)	(7)	(2%)	(8)	(2%)	(8)
Japanese
Yen	10%	177	10%	125	-	-
	(10%)	(177)	(10%)	(125)	-	-

4	Financial risk management and fair values

(c)	Foreign currency risk (continued)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the financial year for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease obligations held by the Group which expose the Group to foreign currency risk at the end of the financial year, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2012 and 2011.

(d)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents and trade receivables.

Substantially all of the Group’s cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2013, the balance due from BSP agents amounted to RMB1,046 million (2012: RMB887 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management’s expectations. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables is set out in (Note 31).

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2012 and 2011:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,554 million (2012: RMB3,740 million; 2011: RMB 3,268 million). The sensitivity analysis indicates the instantaneous change in the Group’s fuel cost that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

4	Financial risk management and fair values

(f)	Capital management (continued)

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated as net debt as a percentage of total equity where net debt is represented by the aggregate of borrowings, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents.

There was no change in the Group’s approach to capital management during 2013 as compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group’s debt to equity ratio is 246% at December 31, 2013 (2012: 218%).

(g)	Fair value

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the end of financial period across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

-	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

-	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

-	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

The following table presents the group's financial assets that are measured at fair value at December 31, 2013.

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	million	million	million	million
2013
Assets
Available-for-sale equity securities:
- Listed	61	-	-	61

2012
Assets
Available-for-sale equity securities:
- Listed	69	-	-	69

4	Financial risk management and fair values

(g)	Fair value (continued)

During the years ended December 31, 2013 and 2012, there were no significant transfers between instruments in Level 1 and Level 2.

(i)	Financial instruments carried at fair value

(a)	Financial instruments in level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date without any deduction for transaction costs. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise primarily A share equity investments classified as trading securities or available-for-sale.

(b)	Other investments in equity securities represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(c)	Amounts due from / to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

(d)	All other financial instruments, including trade and other receivables, trade and other payables, are carried at amounts not materially different from their fair values as at December 31, 2013 and 2012.

5	Traffic revenue

	2013	2012	2011
	RMB million	RMB million	RMB million

Passenger	76,687	77,937	71,435
Cargo and mail	4,935	4,785	4,118
Fuel Surcharge Income	13,062	13,378	11,699
	94,684	96,100	87,252

Before November 1, 2012, pursuant to the sales tax rules and regulations, the Group was required to pay sales tax (mainly business tax) to national and local tax authorities at a rate of approximately 3% of the traffic revenues in respect of domestic flights. Pursuant to the “Notice of exemption of Sales tax on international traffic revenue” issued jointly by the PRC Ministry of Finance (“MoF”) and the State Administration of Taxation (“SAT”) in 2010, the Group is exempted from sales tax on traffic revenues from international, including Hong Kong, Macau and Taiwan, from January 1, 2010.

5	Traffic revenue (continued)

Pursuant to Cai Shui [2012] No. 71 jointly issued by the MoF and the SAT on July 31, 2012, the pilot program regarding the transition from business tax to Value Added Tax (“VAT”) was launched in certain provinces since November 1, 2012, which is applicable to the Company and certain subsidiaries. Pursuant to Cai Shui [2013] No.37 joint issued by the MoF and the SAT on May 27, 2013, the pilot program was extended to all the provinces in China since August 1, 2013. Under the pilot program, all traffic revenues and the other revenues, including ground service income, cargo handling income and others that fall into the scope of the pilot program are subjected to VAT levied at applicable tax rates of 17%, 11% or 6%; while the other revenues continue to be subject to business tax at applicable tax rates. The VAT input, generated from purchase of aircraft fuel, aircraft and transportation servicing, property, plant and equipment, and certain business tax paid by the branches and subsidiaries outside of the aforementioned Cai Shui [2012] No.71 can be used to deduct the VAT payable relating to taxable revenues.

Sales tax incurred by the Group for the year ended December 31, 2013, which were net off against revenue, amounted to RMB267 million (2012: RMB2,464 million;2011:RMB2,621 million).

6	Segmental information

(a)	Business segments

The Group’s network passenger and cargo transportation are managed as a single business unit. The Group’s chief operating decision maker (“CODM”), which is the senior executive management, makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the “airline transportation operations”.

Other operating segments consist primarily of business segments of hotel and tour operation, ground services, cargo handling and other miscellaneous services. These other operating segments are combined and reported as “other segments”.

Inter-segment sales are based on prices set on an arm’s length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before tax, assets and liabilities arising from different accounting policies are set out in Note 6(c).

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

6	Segmental information (continued)

(a)	Business segments (continued)

The segment results for the year ended December 31, 2013 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	97,659	471	-	-	98,130
Inter-segment sales	-	1,147	(1,147)	-	-
Reportable segment revenue	97,659	1,618	(1,147)	-	98,130
Reportable segment profit before taxation	2,796	123	-	431	3,350
Reportable segment profit after taxation	2,118	100	-	431	2,649
Other segment information
Income tax	678	23	-	-	701
Interest income	300	7	-	-	307
Interest expense	1,611	40	-	-	1,651
Depreciation and amortization	9,425	80	-	-	9,505
Impairment loss	567	1	-	-	568
Share of associates’ results	-	-	-	296	296
Share of joint ventures’ results	-	-	-	96	96
Non-current assets additions during the year	28,780	82	-	-	28,862

6	Segmental information (continued)

(a)	Business segments (continued)

The segment results for the year ended December 31, 2012 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	101,007	476	-	-	101,483
Inter-segment sales	-	1,159	(1,159)	-	-
Reportable segment revenue	101,007	1,635	(1,159)	-	101,483
Reportable segment profit before taxation	4,120	102	-	526	4,748
Reportable segment profit after taxation	3,179	90	-	526	3,795
Other segment information
Income tax	941	12	-	-	953
Interest income	230	5	-	-	235
Interest expense	1,329	47	-	-	1,376
Depreciation and amortization	8,204	80	-	-	8,284
Impairment loss	(7)	1	-	-	(6)
Share of associates’ results	-	-	-	318	318
Share of joint ventures’ results	-	-	-	121	121
Non-current assets additions during the year	24,316	57	-	-	24,373

6	Segmental information (continued)

(a)	Business segments (continued)

The segment results for the year ended December 31, 2011 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	92,274	433	-	-	92,707
Inter-segment sales	-	899	(899)	-	-
Reportable segment revenue	92,274	1,332	(899)	-	92,707
Reportable segment profit before taxation	6,105	43	-	720	6,868
Reportable segment profit after taxation	5,301	28	-	720	6,049
Other segment information
Income tax	804	15	-	-	819
Interest income	174	5	-	-	179
Interest expense	1,023	44	-	-	1,067
Depreciation and amortization	7,617	70	-	-	7,687
Impairment loss	726	1	-	-	727
Share of associates’ results	-	-	-	456	456
Share of joint ventures’ results	-	-	-	125	125

6	Segmental information (continued)

(a)	Business segments (continued)

The segment assets and liabilities as at December 31, 2013 and December 31, 2012 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million

As at December 31, 2013
Reportable segment assets	160,759	2,304	(658)	2,740	165,145
Reportable segment liabilities	122,320	1,271	(658)	-	122,933
As at December 31, 2012
Reportable segment assets	138,023	1,905	(313)	2,879	142,494
Reportable segment liabilities	102,011	1,200	(313)	-	102,898

*Unallocated assets primarily include investments in associates and joint ventures, available-for-sale financial assets, investment on wealth management products and other investments. Unallocated results primarily include the share of results of associates and joint ventures, gain on disposal of a subsidiary, the interest income on wealth management products and dividend income from other investments.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical segment are analyzed based on the following criteria:

(1)	Traffic revenues from services within the PRC(excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)) is classified as domestic operations. Traffic revenues from inbound and outbound services between overseas markets excluding Hong Kong, Macau and Taiwan are classified as international operations.

(2)	Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2013	2012	2011
	RMB million	RMB million	RMB million
Domestic	76,828	81,322	75,807
International	19,053	17,821	14,942
Hong Kong, Macau and Taiwan	2,249	2,340	1,958
	98,130	101,483	92,707

6	Segmental information (continued)

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis. (continued)

The major revenue earning assets of the Group are its aircraft fleet which is registered in the People’s Republic of China (“PRC”) and is deployed across its worldwide network. Majority of the Group’s other assets are also located in the PRC. The CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

		2013	2012	2011
	Note	RMB million	RMB million	RMB million

Revenues
Reportable segment revenues		98,130	101,483	92,707
Reclassification of expired sales in advance of carriage	(i)	684	495	309
Reclassification of sales tax	(ii)	(267)	(2,464)	(2,621)
Consolidated revenues		98,547	99,514	90,395

		2013	2012	2011
		RMB million	RMB million	RMB million

Profit before income tax

Reportable segment profit before taxation		3,350	4,748	6,868
Losses on housing benefits		-	(14)	(26)
Capitalization of exchange difference of specific loans	(iii)	133	3	87
Government grants	(iv)	3	2	1
Others		(2)	(1)	-
Consolidated profit before income tax		3,484	4,738	6,930

6	Segmental information (continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

		2013	2012
	Note	RMB million	RMB million
Assets
Reportable segment assets		165,145	142,494
Capitalization of exchange difference of specific loans	(iii)	351	218
Government grants	(iv)	(210)	(225)
Others		(79)	(33)

Consolidated total assets		165,207	142,454

		2013	2012
		RMB million	RMB million
Liabilities
Reportable segment liabilities		122,933	102,898
Government grants	(iv)	(178)	(190)
Others		1	12

Consolidated total liabilities		122,756	102,720

Notes:

(i)	In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognized as other operating revenue.

(ii)	In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

(iii)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognized in income statement unless the exchange difference represents an adjustment to interest.

(iv)	In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of “capital reserve”, are credited to capital reserve. Otherwise, government grants related to assets are recognized as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

7	Other operating revenue

	2013	2012	2011
	RMB million	RMB million	RMB million

Commission income	1,040	757	643
Expired sales in advance of carriage	684	495	309
Hotel and tour operation income	565	647	614
General aviation income	484	445	322
Ground services income	349	350	368
Air catering income	226	176	166
Cargo handling income	176	109	73
Rental income	137	125	440
Others	202	310	208

	3,863	3,414	3,143

8	Flight operations expenses

	2013	2012	2011
	RMB million	RMB million	RMB million

Jet fuel costs	35,538	37,401	32,675
Flight personnel payroll and welfare	5,799	5,051	4,412
Aircraft operating lease charges	4,767	4,897	4,654
Air catering expenses	2,295	2,352	2,073
Civil Aviation Development Fund	2,036	1,868	1,655
Training expenses	784	660	681
Aircraft insurance	194	203	201
Others	2,597	2,258	1,993

	54,010	54,690	48,344

9	Maintenance expenses

	2013	2012	2011
	RMB million	RMB million	RMB million

Aviation repair and maintenance charges	5,334	5,633	5,595
Staff payroll and welfare	1,712	1,584	1,290
Maintenance materials	759	754	646

	7,805	7,971	7,531

10	Aircraft and traffic servicing expenses

	2013	2012	2011
	RMB million	RMB million	RMB million

Landing and navigation fees	9,510	8,984	8,426
Ground service and other charges	5,581	5,088	3,911

	15,091	14,072	12,337

11	Promotion and selling expenses

	2013	2012	2011
	RMB million	RMB million	RMB million

Sales commissions	4,356	3,865	3,521
Ticket office expenses	2,303	2,183	1,894
Computer reservation services	526	458	471
Advertising and promotion	118	260	292
Others	451	368	390

	7,754	7,134	6,568

12	General and administrative expenses

	2013	2012	2011
	RMB million	RMB million	RMB million

General corporate expenses	2,334	2,327	2,713
Auditors’ remuneration	16	14	13
Other taxes and levies	120	84	81

	2,470	2,425	2,807

13	Depreciation and amortization

	2013	2012	2011
	RMB million	RMB million	RMB million
Depreciation
- Owned assets	6,861	6,328	5,723
- Assets acquired under finance leases	2,477	1,874	1,917
Amortization of deferred benefits and gains	(146)	(74)	(73)
Other amortization	155	136	122

	9,347	8,264	7,689

14	Staff costs

	2013	2012	2011
	RMB million	RMB million	RMB million

Salaries, wages and welfare	13,113	11,953	10,345
Retirement scheme contributions	1,324	939	960
Early retirement benefits (Note 42)	12	20	37

	14,449	12,912	11,342

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Note 8 to Note 12 above.

Details of staff costs arising from cash- settled share appreciation rights are disclosed in Note 48(c).

15	Other net income

	2013	2012	2011
	RMB million	RMB million	RMB million

Government grants (Note)	1,155	1,243	828
(Loss) / gain on disposal of property, plant and equipment, net and lease prepayments - Aircraft and spare engines	(8)	9	180
- Other property, plant and equipment	(70)	7	(35)
Others	166	203	48

	1,243	1,462	1,021

Note:

Government subsidies mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognized for the year ended December 31, 2013.

16	Interest expense

	2013	2012	2011
	RMB million	RMB million	RMB million

Interest on borrowings	1,275	1,289	876
Interest relating to obligations under finance leases	692	468	388
Interest relating to provision for early retirement benefits(Note 42)	5	8	8
Less: interest expense capitalised(Note)	(321)	(389)	(205)

	1,651	1,376	1,067

Note:

The interest rates used for interest capitalization ranged from 2.06% to 2.81% per annum in 2013 (2012: 2.25% to 3.23% per annum; 2011: 1.79% to 2.99% per annum).

17	Other non-operating income

	2013	2012	2011
	RMB million	RMB million	RMB million
Interest income on wealth management products	25	21	128
Gain on disposal of a subsidiary	-	54	-
Gain on derivative financial instruments, net	-	-	1

	25	75	129

18	Remuneration of directors, supervisors and senior management

(a)	Directors’ and supervisors’ remuneration

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2013 are set out below:

		Salaries,
		wages	Retirement
	Directors’	and	scheme
Name	fees	welfare	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Non-executive directors
Si Xian Min (Note (i))	-	-	-	-
Wang Quan Hua (Note (i))	-	-	-	-
Yuan Xin An (Note (i))	-	-	-	-
Yang Li Hua (Note (i) & (ii))	-	-	-	-

Executive directors
Tan Wan Geng (Note (viii))	-	-	-	-
Zhang Zi Fang (Note (i))	-	-	-	-
Xu Jie Bo	-	636	121	757
Li Shao Bin (Note (ii))	-	639	120	758

Supervisors
Pan Fu (Note (i))	-	-	-	-
Li Jia Shi	-	636	120	757
Zhang Wei (Note (i))	-	-	-	-
Yang Yi Hua	-	291	122	413
Liang Zhong Gao (Note (iii))	-	300	122	422
Wu De Ming (Note (iv))	-	-	-	-

Independent non-executive directors
Gong Hua Zhang(Note (iii))	150	-	-	150
Wei Jin Cai	150	-	-	150
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150
Tan Jin song(Note(iv))	-	-	-	-

	600	2,502	605	3,107

18	Remuneration of directors, supervisors and senior management (continued)

(a)	Directors’ and supervisors’ remuneration (continued)

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2012 are set out below:

		Salaries,
		wages	Retirement
	Director’	and	scheme
Name	fees	Welfare	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Non-executive directors
Si Xian Min (Note (i))	-	-	-	-
Wang Quan Hua (Note (i))	-	-	-	-
Yuan Xin An (Note (i))	-	-	-	-

Executive directors
Tan Wan Geng (Note (viii))	-	-	-	-
Zhang Zi Fang	-	743	70	813
Xu Jie Bo	-	710	70	780
Chen Zhen You (Note (v))	-	576	44	620

Supervisors
Pan Fu (Note (i))	-	-	-	-
Li Jia Shi	-	710	69	779
Zhang Wei (Note (i))	-	-	-	-
Yang Yi Hua	-	346	68	414
Liang Zhong Gao (Note (iii))	-	352	69	421

Independent non-executive directors
Gong Hua Zhang (Note (iii))	150	-	-	150
Wei Jin Cai	150	-	-	150
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150

	600	3,437	390	4,427

18	Remuneration of directors, supervisors and senior management (continued)

(a)	Directors’ and supervisors’ remuneration (continued)

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2011 are set out below:

		Salaries,
		allowances		Retirement
	Directors’	and benefits	Discretionary	scheme
Name	fees	in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-executive directors
Si Xian Min (Note (i))	-	-	-	-	-
Wang Quan Hua (Note (i))	-	-	-	-	-
Yuan Xin An (Note (i)&(vi))	-	-	-	-	-

Executive directors
Tan Wan Geng (Note (viii))	-	517	300	29	846
Zhang Zi Fang	-	687	300	71	1,058
Xu Jie Bo	-	601	250	71	922
Chen Zhen You (Note (v))	-	601	250	70	921

Supervisors
Pan Fu (Note (i))	-	-	-	-	-
Li Jia Shi	-	601	250	69	920
Zhang Wei (Note (i))	-	-	-	-	-
Yang Yi Hua	-	332	30	68	430
Liang Zhong Gao (Note (iii))	-	337	30	69	436

Independent non-executive directors
Gong Hua Zhang (Note (iii))	104	-	-	-	104
Wei Jin Cai	104	-	-	-	104
Ning Xiang Dong	104	-	-	-	104
Liu Chang Le (Note (vi))	13	-	-	-	13
Lam Kwong Yu (Note (vii))	56	-	-	-	56

	381	3,676	1,410	447	5,914

In addition to the above, certain directors have been granted SARs in respect of their services to the Group, further details of which are set out in note 48(c).

(i)	These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.
(ii)	Appointed on January 24, 2013.
(iii)	Resigned on December 26, 2013.
(iv)	Appointed on December 26, 2013.
(v)	Resigned on December 6, 2012.
(vi)	Appointed on November 30, 2011.
(vii)	Resigned on August 5, 2011.
(viii)	This director did not receive remuneration for the service in the capacity of the director of the Company since June 2011, when he started to hold management position in CSAHC and his salary was borne by CSAHC.

19	Income tax

(a)	Income tax expense in the consolidated income statement

	2013	2012	2011
	RMB million	RMB million	RMB million
PRC income tax
- Provision for the year	705	774	1,516
- Over-provision in prior year	(31)	(61)	(59)

	674	713	1,457

Deferred tax (Note 28)
Origination and reversal of temporary differences	60	241	(369)
Recognition of deductible temporary differences unrecognized in prior years	-	-	(248)

	60	241	(617)

Tax expense	734	954	840

19	Income tax (continued)

(a)	Income tax expense in the consolidated income statement (continued)

In respect of majority of the Group’s airline operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior years.

Under the Enterprise Income Tax Law of the PRC, the Company and majority of its subsidiaries are subject to PRC income tax at 25% (2012: 25%). Certain subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located.

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2013	2012	2011
	RMB million	RMB million	RMB million

Profit before taxation	3,484	4,738	6,930
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note)	863	1,157	1,706
Adjustments for tax effect of:
Non-deductible expenses	19	26	36
Non-taxable income	-	(9)	(9)
Share of results of associates and joint ventures	(108)	(110)	(145)
Recognition of deductible temporary differences unrecognized in prior years	-	-	(248)
Unused tax losses and deductible temporary differences not recognized	32	3	16
Utilization of unused tax losses and deductible temporary differences not recognized in prior year	(41)	(29)	(440)
Over-provision in prior year	(31)	(61)	(59)
Tax rates differential	-	(23)	(17)

Tax expense	734	954	840

Note:

The headquarters of the Company and its branches are taxed at rate at 25% (2012: 25%; 2011: 24% to 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2012: 15% to 25%; 2011: 15% to 25%).

20	Earnings per share

The calculation of basic earnings per share for the year ended December 31, 2013 is based on the profit attributable to equity shareholders of the Company of RMB1,986 million (2012: RMB2,619 million; 2011: RMB5,110 million) and the weighted average of 9,817,567,000 shares in issue during the year (2012 and 2011: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the year ended December 31, 2013 and 2012.

21	Property, plant and equipment, net

			Aircraft		Other
				Acquired	flight	Machinery,
				under	equipment,	equipment
	Investment			finance	including	and
	properties	Buildings	Owned	leases	rotables	vehicles	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million
Cost:
At January 1, 2012	611	8,031	75,522	29,932	15,090	4,636	133,822
Additions	-	72	2,676	4,106	1,311	488	8,653
Transfer from construction in progress (Note 22)	-	610	5,526	5,525	476	102	12,239
Transfer to investment properties upon lease out	56	(56)	-	-	-	-	-
Reclassification on exercise of purchase options	-	-	764	(764)	-	-	-
Disposals	-	(58)	(1,477)	(132)	(307)	(150)	(2,124)

At December 31, 2012	667	8,599	83,011	38,667	16,570	5,076	152,590

At January 1, 2013	667	8,599	83,011	38,667	16,570	5,076	152,590
Additions	17	41	2,772	10,935	1,120	507	15,392
Transfer from construction in progress (Note 22)	-	68	4,707	9,363	353	11	14,502
Transfer to buildings upon cease of lease intention	(72)	72	-	-	-	-	-
Transfer to investment properties upon lease out	69	(69)	-	-	-	-	-
Reclassification on exercise of purchase options	-	-	327	(327)	-	-	-
Disposals	-	(39)	(1,953)	(320)	(566)	(248)	(3,126)

At December 31, 2013	681	8,672	88,864	58,318	17,477	5,346	179,358

Accumulated depreciation and impairment losses:
At January 1, 2012	157	2,148	25,229	6,685	8,881	3,011	46,111
Depreciation charge for the year	21	343	4,732	1,874	892	340	8,202
Transfer to investment properties upon lease out	8	(8)	-	-	-	-	-
Reclassification on exercise of purchase options	-	-	329	(329)	-	-	-
Disposals	-	(43)	(1,133)	(132)	(258)	(149)	(1,715)
Impairment losses written off on disposal (Note 21(d))	-	-	(48)	-	-	-	(48)

At December 31, 2012	186	2,440	29,109	8,098	9,515	3,202	52,550

At January 1, 2013	186	2,440	29,109	8,098	9,515	3,202	52,550
Depreciation charge for the year	22	339	5,023	2,477	1,106	371	9,338
Transfer to buildings upon cease of lease intention	(39)	39	-	-	-	-	-
Transfer to investment properties upon lease out	4	(4)	-	-	-	-	-
Reclassification on exercise of purchase options	-	-	15	(15)	-	-	-
Disposals	-	(20)	(1,665)	(320)	(346)	(227)	(2,578)
Provision for impairment loss (Note 21(e))	-	-	500	-	36	-	536
Impairment losses written off on disposal (Note 21(d))	-	-	(170)	-	(95)	-	(265)

At December 31, 2013	173	2,794	32,812	10,240	10,216	3,346	59,581

Net book value:
At December 31, 2013	508	5,878	56,052	48,078	7,261	2,000	119,777

At December 31, 2012	481	6,159	53,902	30,569	7,055	1,874	100,040

21	Property, plant and equipment, net (continued)

(a)	As at December 31, 2013, the accumulated impairment loss of aircraft and flight equipment of the Group is RMB1,764 million and RMB120 million respectively (2012: RMB1,434 million and RMB179 million respectively).

(b)	As at December 31, 2013, certain aircraft of the Group with an aggregate carrying value of approximately RMB80,233 million (2012: RMB60,538 million) were mortgaged under certain loans or certain lease agreements (Notes 34 and 35).

(c)	As at December 31, 2012, certain buildings of the Group with an aggregate carrying value of approximately RMB17 million were mortgaged for certain banking facilities granted by a PRC commercial bank. The loan has been repaid in 2013.

(d)	In view of the age of the Group’s fleet of Boeing B737-300 aircraft, the Group had plans to dispose of 21 aircraft and commenced the process of seeking buyers in 2011. These aircraft and related assets’ carrying amounts were written down to their estimated recoverable amounts and impairment losses of RMB544 million were recorded as at December 31, 2011. During the year ended December 31, 2012, 3 Boeing 737-300 aircraft were disposed of and the impairment provision of RMB48 million for the three aircraft was written off on disposal. During the year ended December 31, 2013, 8 Boeing 737-300 aircraft were disposed of and the impairment provision of RMB170 million for the eight aircraft was written off on disposal.

(e)	In view of the operating result of Group’s fleet of Boeing B747-400F aircraft and EMB 145 aircraft, the Group ceased the operation these aircraft in August 2013 and September 2013, respectively, and has plans to dispose these aircraft. These aircraft and related assets’ carrying amounts were written down to their estimated recoverable amounts and impairment losses of RMB536 million were made as at December 31, 2013. The estimates of recoverable amounts were based on the greater of the assets’ fair value less costs to sell and the value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet. As at December 31, 2013, there is no sale agreement has been entered into for these aircraft.

As at December 31, 2013, the Group reviewed the recoverable amounts of the other aircraft and related assets and concluded no further impairment or reversal of impairment was required.

21	Property, plant and equipment, net (continued)

(f)	As at December 31, 2013 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Guangxi, Hunan, Beijing, Shanghai, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu, Guizhou, Hainan, Hubei and Shantou, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2013, carrying value of such properties of the Group amounted to RMB3,557 million (2012: RMB3,669 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

(g)	The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB85 million (2012: RMB80 million; 2011: RMB82 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and property, plant and equipment, upon the intention of commencement or cease of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2013	2012
	RMB million	RMB million

Within 1 year	45	79
After 1 year but within 5 years	54	46
After 5 years	2	5

	101	130

22	Construction in progress

	Advance payment
	for aircraft
	and equipment	Others	Total
	RMB million	RMB million	RMB million

At January 1, 2012	15,238	702	15,940
Additions	14,404	886	15,290
Transferred to property, plant and equipment (Note(21))	(11,527)	(712)	(12,239)
Transfer to lease prepayments and other assets completion of development	-	(302)	(302)

At December 31, 2012	18,115	574	18,689

At January 1, 2013	18,115	574	18,689
Additions	12,721	795	13,516
Transferred to property, plant and equipment (Note(21))	(14,423)	(79)	(14,502)
Transfer to lease prepayments and other assets completion of development	-	(244)	(244)

At December 31, 2013	16,413	1,046	17,459

23	Lease prepayments

In 2013, the amount of amortization charged to consolidated income statement was RMB58 million (2012: RMB47 million; 2011: RMB42 million).

The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

24	Interest in associates

	2013	2012
	RMB million	RMB million

Share of net assets	1,305	1,033

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as of December 31, 2013 are as follows:

			Proportion of ownership interest held by		Proportion
	Place of establishment / operation	Group’s effective interest	The Company	Subsidiaries	of voting rights held by the Group	Principal activity

China Southern Airlines Group Finance Co.,Ltd (“SA Finance”)	PRC	33.98%	21.09%	12.89%	33.98%	Provision of financial services
Sichuan Airlines Co.,Ltd (“Sichuan Airlines”)	PRC	39%	39%	-	39%	Airline transportation
China Southern Air Holding Media Co., Ltd (“CSA Culture”)	PRC	40%	40%	-	40%	Advertising services

There is no associate that is individually material to the Group.

The Group has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2013	2012	2011
	RMB million	RMB million	RMB million
Aggregate carrying amount of individually immaterial associates	1,305	1,033
Aggregate amounts of the reporting entity’s share of:
Profit from continuing activities	294	317	456
Other comprehensive loss	(3)	-	-
Total comprehensive income	291	317	456

25	Interest in joint ventures

	2013	2012
	RMB million	RMB million

Share of net assets	1,197	1,103

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as of December 31, 2013 are as follows:

			Proportion of ownership interest held by		Proportion of voting
	Place of establishment / operation	Group’s effective interest	The Company	Subsidiaries	rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co.,Ltd (“GAMECO”)	PRC	50%	50%	-	50%	Aircraft repair and maintenance services
Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”)	PRC	51%	51%	-	50%	Flight simulation services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC	50%	50%	-	50%	Sales of duty free goods in flight
China Southern West Australian Flying College Pty Ltd (“Flying College”)	Australia	48.12%	48.12%	-	50%	Pilot training services

There is no joint venture that is individually material to the Group.

The group has interest in a number of individually immaterial joint ventures that are amounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2013	2012	2011
	RMB million	RMB million	RMB million
Aggregate carrying amount of individually immaterial joint venture	1,197	1,103	-
Aggregate amounts of the reporting entity’s share of:
Profit from continuing activities	96	121	125
Other comprehensive income	-	-	-
Total comprehensive income	96	121	125

26	Other investments in equity securities

	2013	2012
	RMB million	RMB million

Unlisted equity securities, at cost	162	160

Dividend income from unlisted equity securities of the Group amounted to RMB11 million during the year ended December 31, 2013 (2012: RMB11 million; 2011: RMB10 million).

27	Available-for-sale financial assets

	2013	2012
	RMB million	RMB million
Available-for-sale financial assets - Listed in the PRC	61	69

Quoted market value of listed securities	61	69

Dividend income from listed securities of the Group amounted to RMB3 million during the year ended December 31, 2013 (2012: RMB1 million; 2011: RMB0.3 million).

28	Deferred tax assets / (liabilities)

(a)	Movements of net deferred tax assets are as follows:

	At the beginning of the year	(Charged)/ credited to income statement	(Charged)/ credited to Other comprehensive income	At the end of the year
	RMB Million	RMB Million	RMB Million	RMB Million
For the year ended December 31, 2013
Deferred tax assets:
Accrued expenses	870	(23)	-	847
Provision for major overhauls	145	28	-	173
Deferred revenue	106	(31)	-	75
Provision for impairment losses	345	48	-	393
Others	47	22	-	69
	1,513	44	-	1,557
Deferred tax liabilities:
Provision for major overhauls	(319)	(44)	-	(363)
Depreciation allowances under tax in excess of the related depreciation under accounting	(643)	(64)	-	(707)
Change in fair value of available-for-sale equity securities	(11)	-	2	(9)
Others	(111)	4	-	(107)
	(1,084)	(104)	2	(1,186)
Net deferred tax assets	429	(60)	2	371

28	Deferred tax assets / (liabilities) (continued)

(a)	Movements of net deferred tax assets are as follows (continued):

	At the beginning of the year	(Charged)/ credited to income statement	(Charged)/ credited to Other comprehensive income	At the end of the year
	RMB Million	RMB Million	RMB Million	RMB Million
For the year ended December 31, 2012
Deferred tax assets:
Accrued expenses	822	48	-	870
Provision for major overhauls	223	(78)	-	145
Deferred revenue	127	(21)	-	106
Provision for impairment losses	443	(98)	-	345
Others	29	18	-	47
	1,644	(131)	-	1,513
Deferred tax liabilities:
Provision for major overhauls	(270)	(49)	-	(319)
Depreciation allowances under tax in excess of the related depreciation under accounting	(591)	(52)	-	(643)
Change in fair value of available-for-sale equity securities	(10)	-	(1)	(11)
Others	(102)	(9)	-	(111)
	(973)	(110)	(1)	(1,084)
Net deferred tax assets	671	(241)	(1)	429

28	Deferred tax assets / (liabilities) (continued)

(b)	Deferred tax assets not recognized

At December 31, 2013, the Group’s deductible temporary differences amounting to RMB29 million (2012: RMB97 million) have not been recognized as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group’s unused tax losses of RMB236 million (2012: RMB240 million) have not been recognized as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilized will be available before they expire. The expiry dates of unrecognized unused tax losses are analyzed as follows:

	2013	2012
	RMB million	RMB million
Expiring in:
2013	-	92
2014	32	131
2015	-	-
2016	4	11
2017	-	6
2018	200	-

	236	240

29	Other assets

		Prepayment
		for exclusive
	Lump sum	use right of
	housing	an airport
	benefits	terminal	Others	Total
	RMB million	RMB million	RMB million	RMB million

At January 1, 2012	14	280	206	500
Additions	-	-	36	36
Transferred from construction in progress	-	-	56	56
Amortization for the year	(14)	(10)	(82)	(106)
Disposals	-	-	(6)	(6)

At December 31, 2012	-	270	210	480

At January 1, 2013	-	270	210	480
Additions	-	-	24	24
Transferred from construction in progress	-	-	182	182
Amortization for the year	-	(10)	(87)	(97)

At December 31, 2013	-	260	329	589

30	Inventories

	2013	2012
	RMB million	RMB million

Consumable spare parts and maintenance materials	1,799	1,914
Other supplies	153	166

	1,952	2,080
Less: Impairment	(305)	(372)

	1,647	1,708

Impairment of inventory is shown as below:

	2013	2012
	RMB million	RMB million
At January 1	372	405
Provision for impairment of inventories	21	-
Provision written off in relation to disposal of inventories	(88)	(33)
At December 31	305	372

31	Trade receivables

	2013	2012
	RMB million	RMB million

Trade receivables	2,200	1,879
Less: impairment	(27)	(26)

	2,173	1,853

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	2013	2012
	RMB million	RMB million

Within 1 month	1,810	1,519
More than 1 month but less than 3 months	345	304
More than 3 months but less than 12 months	25	38
More than 1 year	20	18

	2,200	1,879
Less: impairment	(27)	(26)

	2,173	1,853

All of the trade receivables are expected to be recovered within one year.

(b)	Impairment of trade receivables

(i)	Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(k)).

The movements in the allowance for doubtful debts during the year are as follows:

	2013	2012
	RMB million	RMB million

At January 1	26	29
Impairment loss recognized	13	8
Impairment loss written back	-	(7)
Uncollectible amounts written off	(12)	(4)

At December 31	27	26

31	Trade receivables (continued)

(b)	Impairment of trade receivables (continued)

(ii)	As of December 31, 2013, trade receivables of RMB11 million (2012: RMB22 million) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered.

The ageing analysis of these trade receivables is as follows:

	2013 RMB million	2012 RMB million

3 to 12 months	11	22

(iii)	As of December 31, 2013, trade receivables of RMB34 million (2012: RMB34 million) were impaired. The amount of the provision was RMB27 million as of December 31, 2013 (2012: RMB26 million). The individually impaired receivables mainly relate to customers, which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	2013 RMB million	2012 RMB million

3 to 12 months	14	16
Over 12 months	20	18
	34	34

(c)	Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2013 RMB million	2012 RMB million

Neither past due nor impaired	2,155	1,823

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

31	Trade receivables (continued)

(d)	Trade receivables by currencies

The carrying amounts of the group’s trade receivables are denominated in the following currencies:

	2013	2012
	RMB million	RMB million

Renminbi	1,795	1,314
Euro	135	142
US dollar	73	184
Australian dollar	38	35
Taiwan dollar	18	24
UK pound	30	25
Other currencies	111	155
	2,200	1,879

As at December 31, 2013, the fair value of trade receivable approximate its carrying amount.

32	Other receivables

	2013	2012
	RMB million	RMB million

VAT recoverable	1,114	-
Rebate receivables on aircraft acquisitions	919	981
Short-term wealth management product and term deposit(Note)	422	500
Deposits for aircraft purchase	215	-
Interest receivables	110	23
Other rental deposits	79	87
Others	574	551
Subtotal	3,433	2,142
Less: impairment	(2)	(3)
	3,431	2,139

Note:

As at December 31, 2012, the short-term wealth management product was purchased by Xiamen Airlines from a state-owned commercial bank, which subsequently matured in 2013.

As at December 31, 2013, the balance represents the term deposit amounting to RMB 422 million at bank with maturity over 3 months.

33	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2013	2012
	RMB million	RMB million
Deposits in banks and other financial institution	4,844	6,454
Cash at bank and in hand	6,904	3,628

Cash and cash equivalents in the consolidated balance sheet	11,748	10,082

As at December 31, 2013, the Group’s deposits with SA Finance amounted to RMB 2,675 million (2012: RMB2,307 million) (Note 47(d)(iii)).

The carrying amounts of the group’s cash and cash equivalents are denominated in the following currencies:

	2013	2012
	RMB Million	RMB Million
Renminbi	10,976	9,092
US Dollars	401	610
Euro	80	98
Japanese Yen	17	74
Hong Kong Dollars	26	19
Others	248	189
	11,748	10,082

33	Cash and cash equivalents (continued)

(b)	Reconciliation of profit before income tax to cash generated from operating activities:

	Note	2013	2012	2011
		RMB million	RMB million	RMB million

Profit before income tax		3,484	4,738	6,930
Depreciation charges	13	9,338	8,202	7,640
Other amortization	13	155	136	122
Amortization of deferred benefits and gains	13	(146)	(74)	(73)
Impairment losses on property, plant and equipment	21(a)	536	-	584
Share of profits of associates	24	(294)	(317)	(456)
Share of profits of joint ventures	25	(96)	(121)	(125)
Losses / (gain) on sale of property, plant and equipment, net and lease prepayments	15	78	(16)	(145)
Other non-operating income	17	(25)	(75)	(129)
Interest income		(307)	(235)	(179)
Interest expense	16	1,651	1,376	1,067
Dividend income from other investments in equity securities and available-for-sale financial assets	26/27	(14)	(12)	(10)
Exchange gain, net		(2,903)	(308)	(2,882)
Decrease / (increase) in inventories		61	(90)	(263)
(Increase) / decrease in trade receivables		(321)	292	(155)
(Increase) / decrease in other receivables		(959)	(206)	283
(Increase) / decrease in prepaid expenses and other current assets		(205)	(42)	4
Increase / (decrease) in net amounts due to related companies		118	114	(220)
(Decrease) / increase in trade payables		(418)	(1,022)	1,041
Increase / (decrease) in sales in advance of carriage		961	(445)	1,695
Increase in accrued expenses		648	2,325	113
Increase / (decrease) in other liabilities		200	(314)	554
Increase in deferred revenue		463	765	737
(Decrease) / increase in provision for major overhauls		(421)	(276)	5
Decrease in provision for early retirement benefits		(31)	(31)	(29)
(Decrease) / Increase in deferred benefits and gains		(7)	111	78

Cash generated from operating activities		11,546	14,475	16,187

34	Borrowings

(a)	As at December 31, 2013, borrowings are analyzed as follows:

	2013	2012
	RMB million	RMB million
Non-current
Long-term bank borrowings
- secured(Note (i))	21,888	20,435
- unsecured	15,358	9,761
	37,246	30,196
Current
Long-term bank borrowings
- secured(Note (i))	2,867	3,620
- unsecured	2,963	7,560
Short-term bank borrowings
- secured(Note (ii))	265	-
- unsecured	14,147	10,719
	20,242	21,899
Total borrowings	57,488	52,095
The borrowings are repayable as follows:
Within one year	20,242	21,899
In the second year	10,666	7,317
In the third to fifth year inclusive	19,479	14,833
After the fifth year	7,101	8,046
Total borrowings	57,488	52,095

Notes:

(i)	As at December 31, 2013, borrowings of the Group totalling RMB 24,755 million (2012: RMB24,055 million) were secured by mortgages over certain of the Group’s aircraft with aggregate carrying amounts of RMB32,155 million (2012: RMB29,969 million).

(ii)	As at December 31, 2013, a short-term loan the Group amounting to RMB265 million was secured by pledged bank deposits of RMB277 million.

(iii)	The following borrowings secured by certain aircraft mentioned in Note (i) are also guaranteed by CSAHC:

	2013	2012
	RMB million	RMB million
	million	million
Guarantor
CSAHC (Note 47(e))	-	94

34	Borrowings (continued)

(b)	As at December 31, 2013, the Group’s weighted average interest rates on short-term borrowings were 2.10% per annum (2012: 2.47% per annum).

(c)	Details of borrowings with original maturity over one year are as follows:

	2013	2012
	RMB million	RMB million
Renminbi denominated loans
Non-interest bearing loan from a municipal government authority	-	3
Fixed interest rate at 4.86% per annum as at December 31, 2012, with maturities through 2013	-	60
Floating interest rates 90%, 95% ,100% of benchmark interest rate (stipulated by PBOC) as at December 31, 2013, with maturities through 2016	640	635

United States Dollars denominated loans
Fixed interest rates ranging from 3.00% to 3.23% per annum as at December 31, 2013, with maturities through 2017	311	423
Floating interest rates ranging from one-month LIBOR + 0.80% to one-month LIBOR + 2.20% per annum as at December 31, 2013, with maturities through 2021	2,149	2,156
Floating interest rates ranging from three-month LIBOR + 0.59% to three-month LIBOR + 3.01% per annum as at December 31, 2013, with maturities through 2023	33,758	31,018
Floating interest rates ranging from six-month LIBOR + 0.5% to six-month LIBOR + 2.8% per annum as at December 31, 2013, with maturities through 2023	6,218	7,081

	43,076	41,376
Less: loans due within one year
classified as current
liabilities	(5,830)	(11,180)

	37,246	30,196

34	Borrowings (continued)

(d)	The remaining contractual maturities at the end of the financial year of the Group’s borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial year) and the earliest date the Group can be required to pay, are as follows:

	2013	2012
	RMB million	RMB million
Contractual undiscounted cash flows

Within 1 year	21,528	22,865
After 1 year but within 2 years	11,603	7,906
After 2 years but within 5 years	20,711	15,779
After 5 years	7,454	8,386

	61,296	54,936

(e)	The carrying amounts of the borrowings are denominated in the following currencies:

	2013	2012
	RMB million	RMB million
Renminbi	670	807
US Dollars	56,818	51,288
	57,488	52,095

The Group has significant borrowings balances as well as obligations under finance leases (Note 35) which are denominated in US dollars as at December 31, 2013. The net exchange gain of RMB2,903 million (2012: RMB267 million; 2011: RMB2,755 million) recorded by the Group was mainly attributable to the exchange gain arising from translation of borrowings balances and finance lease obligations denominated in US dollars.

(f)	As at December 31, 2013, loans to the Group from SA finance amounted to RMB520 million (2012: RMB426 million) (Note 47(d)(i)).

(g)	As at December 31, 2013, the fair value of borrowings approximate their carrying amount, as the impact of discounting is not significant. The fair value is within level 2 of the fair value hierarchy.

35	Obligations under finance leases

The Group have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2015 to 2025. As at December 31, 2013, future payments under these finance leases are as follows:

		2013			2012
	Present			Present
	value of the	Total		value of the	Total
	minimum	minimum		minimum	minimum
	lease	lease	Future	lease	lease
	payments	payments	interest	payments	payments	Interest
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million

Within 1 year	3,636	4,498	862	2,494	3,021	527
After 1 year but within 2 years	4,139	4,887	748	2,322	2,793	471
After 2 years but within 5 years	11,074	12,690	1,616	8,279	9,255	976
After 5 years	16,160	17,356	1,196	8,770	9,527	757

	35,009	39,431	4,422	21,865	24,596	2,731
Less: balance due within
one year classified as
current liabilities	(3,636)			(2,494)

	31,373			19,371

35	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2013	2012
	RMB million	RMB million

United States Dollars denominated obligations
Fixed interest rates ranging from 4.25% to 6.01% per annum as at December 31, 2013	4,431	4,962

Floating interest rates ranging from three-month LIBOR + 0.55% to three-month LIBOR + 3.30% per annum as at December 31, 2013	15,946	8,724

Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at December 31, 2013	11,775	5,891

Singapore Dollars denominated obligations
Floating interest rate at six-month SIBOR + 1.44% per annum as at December 31, 2013	476	553

Japanese Yen denominated obligations
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at December 31, 2013	1,985	1,213

Floating interest rate at six-month LIBOR + 3.00% per annum as at December 31, 2013	396	522

	35,009	21,865

Charges over the assets concerned and relevant insurance policies are provided to the lessors as collateral and security. As at December 31, 2013, certain of the Group’s aircraft with carrying amounts of RMB48,078 million (2012: RMB30,569 million) secured finance lease obligations totalling RMB35,009 million (2012: RMB21,865 million).

35	Obligations under finance leases (continued)

As at December 31, 2013, the fair value of obligation under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

36	Trade payables

The following is the ageing analysis of trade payables:

	2013	2012
	RMB million	RMB million

Within 1 month	987	1,287
More than 1 month but less than 3 months	252	309
More than 3 months but less than 6 months	79	185
More than 6 months but less than 1 year	73	8
More than 1 year	16	36

	1,407	1,825

As at December 31, 2013, the fair value of trade payable approximate its carrying amount.

The carrying amounts of the Group’s trade payable are denominated in the following currencies:

	2013	2012
	RMB million	RMB million
Renminbi	1,066	1,303
US Dollars	329	522
Others	12	-
	1,407	1,825

37	Deferred Revenue

Deferred revenue represents the unredeemed credits under the frequent flyer award programme.

38	Amounts due from / to related companies

(a)	Amounts due from related companies

	Note	2013	2012
		RMB million	RMB million

CSAHC and its affiliates		74	100
Associates		95	51
Joint ventures		162	90
Other related company		-	6

	47(c)	331	247

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Amounts due to related companies

		2013	2012
		RMB million	RMB million

CSAHC and its affiliates		168	109
A joint venture of CSAHC		78	188
An associate		15	-
Joint ventures		96	11
Other related company		100	-

	47(c)	457	308

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

39	Accrued expenses

	2013	2012
	RMB million	RMB million

Repairs and maintenance	3,286	2,845
Jet fuel costs	2,337	2,217
Salaries and welfare	2,259	2,222
Landing and navigation fees	2,128	2,084
Computer reservation services	462	596
Provision for major overhauls (Note 41)	415	1,010
Interest expense	269	156
Air catering expenses	215	293
Provision for early retirement benefits (Note 42)	32	38
Others	495	339

	11,898	11,800

40	Other liabilities

	2013	2012
	RMB million	RMB million
Civil Aviation Development Fund and airport tax payable	1,213	1,137
Payable for purchase of property, plant and equipment	573	763
Sales agent deposits	390	321
Other taxes payable	377	351
Deposit received for chartered flights	103	110
Others	1,363	1,322

	4,019	4,004

41	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2013	2012
	RMB million	RMB million

At January 1	1,912	1,753
Additional provision	300	562
Utilization	(721)	(403)

At December 31	1,491	1,912
Less: current portion (Note 39)	(415)	(1,010)

	1,076	902

42	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2013	2012
	RMB million	RMB million

At January 1	104	136
Provision for the year (Note 14)	12	20
Financial cost (Note 16)	5	8
Payments made during the year	(48)	(62)
Effect of changes in discount rates	-	2

At December 31	73	104
Less: current portion (Note 39)	(32)	(38)

	41	66

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

43	Deferred benefits and gains

	2013	2012
	RMB million	RMB million

Leases rebates (Note (i))	249	343
Maintenance rebates (Note (ii))	319	371
Gains relating to sale and leaseback (Note (iii))	121	146
Government grants	144	121
Others	25	30

	858	1,011

Notes:

(i)	The Company was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the remaining lease terms.

(ii)	The Company was granted rebates by the engine suppliers under certain arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the beneficial period.

(iii)	The Company entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortised over the lease terms of the aircraft.

44	Share capital

	2013	2012
	RMB million	RMB million
Registered, issued and paid up capital:
Domestic state-owned shares with selling restrictions (2012: 123,900,000 shares of RMB1.00 each)	-	124
4,150,050,000 domestic state-owned shares of RMB 1.00 each (2012: 4,026,150,000 of RMB 1.00 each )	4,150	4,026
A shares of RMB1.00 each (2012: 2,872,600,000 shares of RMB1.00 each )	2,873	2,873
H shares of RMB1.00 each (2012: 2,794,917,000 shares of RMB1.00 each)	2,795	2,795

	9,818	9,818

44	Share capital (continued)

On October 29, 2010, the Company issued 123,900,000 A shares to CSAHC for net cash considerations of RMB812 million. The A shares issued to CSAHC was unlocked at November 1, 2013.

All the domestic state-owned, H and A shares rank pari passu in all material respects.

45	Reserves

	2013	2012
	RMB million	RMB million
Share premium
At January 1 and December 31	14,131	14,131

Fair value reserve
At January 1	24	21
Change in fair value of available-for-sale equity securities	(2)	3

At December 31	22	24

Statutory and discretionary surplus reserve
At January 1	1,056	924
Appropriations to reserves (Note (a))	113	132

At December 31	1,169	1,056

Other reserve
At January 1	170	158
Share of an associate’s reserves movement	(3)	2
Government contributions (Note (c))	-	10

At December 31	167	170

Retained profits
At January 1	7,640	7,123
Profit for the year	1,986	2,619
Appropriations to reserves	(113)	(132)
Dividends approved in respect of the previous year	(491)	(1,964)
Acquisition of non-controlling interests in a subsidiary	-	(6)

At December 31	9,022	7,640

Total	24,511	23,021

45	Reserves (continued)

(a)	Appropriations to reserves

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

(b)	Dividends

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2013	2012
	RMB million	RMB million
Final dividend proposed after the end of the reporting year of RMB 0.4 per 10 ordinary shares (2012: RMB0.5 per 10 ordinary shares ) (inclusive of applicable tax)	393	491

A dividend in respect of the year ended December 31, 2013 of RMB0.4 per 10 shares (inclusive of applicable tax), amounting to a total dividend of RMB 393 million, has been proposed at Board meeting on March 28, 2014. These financial statements do not reflect this dividend payable.

(c)	Government contributions

Pursuant to the “Grants approval for Civil Aviation Development Fund for Safety Management System (“SMS”) projects of Xiamen Airlines”, national funds amounting to RMB20 million were contributed during year 2012 by the PRC government to Xiamen Airlines. Such funds are to be used specifically for the SMS projects. Pursuant to the requirements of the relevant notice, the national funds were designated as capital contribution and vested solely by the PRC government and accounted for as other reserves. These amounts can be converted to share capital of the entities receiving the funds upon approval by their shareholders and completion of relevant procedures.

46	Commitments

(a)	Capital commitments

Capital commitments outstanding at December 31, 2013 not provided for in the financial statements were as follows:

	2013	2012
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
- authorised and contracted for	47,651	71,309

Investment commitments
-authorised and contracted for

-capital contributions for acquisition of interests in associates	70	119
-share of capital commitments of a joint venture	58	113

	128	232

-authorised but not contracted for

-share of capital commitments of a joint venture	171	218

	299	450

Commitments for other property, plant and equipment
- authorised and contracted for	1,411	1,406
- authorised but not contracted for	2,291	2,414

	3,702	3,820

	51,652	75,579

46	Commitments (continued)

(a)	Capital commitments (continued)

As at December 31, 2013, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2013	2012
	RMB million	RMB million

2013	-	23,671
2014	20,945	19,951
2015	14,417	14,990
2016	6,365	6,589
2017 and afterwards	5,924	6,108

	47,651	71,309

(b)	Operating lease commitments

As at December 31, 2013, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2013	2012
	RMB million	RMB million
Payments due
Within 1 year	4,608	4,110
After 1 year but within 5 years	14,740	12,532
After 5 years	6,874	5,519

	26,222	22,161

47	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors disclosed in Note 18, is as follows:

	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Short-term employees benefits	12,412	14,124	14,675
Post-employment benefits	2,074	1,303	1,091

	14,486	15,427	15,766

	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Directors and supervisors (Note 18(a))	3,108	4,615	5,938
Senior management	11,378	11,342	9,885

	14,486	15,957	15,823

Total remuneration is included in “staff costs” (Note 14).

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related company of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, joint ventures and other related company of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

	Note	2013	2012	2011
		RMB million	RMB million	RMB million
Income received from the CSAHC Group

Charter flight and pallet income	(i)	107	82	46
Cargo handling income	(i)	1	7	15

Income received from other related company

Aircraft sales income	(ii)	-	257	426
Aircraft purchase right transfer income	(ii)	-	16	-
Aircraft wet lease income	(ii)	-	-	242

47	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related company of the Group (continued)

	Note	2013	2012	2011
		RMB million	RMB million	RMB million
Expenses paid to the CSAHC Group

Repairing charges	(iii)	796	830	752
Handling charges	(iv)	121	96	87
Commission expenses	(v)	19	18	27
Cargo handling charges	(i)	33	18	17
Lease charges for land and buildings	(vi)	169	152	140
Property management fee	(vii)	63	50	34
Air catering supplies	(viii)	84	79	7

Expenses paid to joint ventures and an associate

Repairing charges	(ix)	1,783	1,468	1,266
Flight simulation service charges	(x)	270	257	228
Advertising expenses	(xi)	77	49	29
Training expenses	(xii)	120	118	142
Ground service expenses	(xv)	14	-	-

Income received from a joint venture and associates

Rental income	(x)	31	36	36
Repairing income	(xiii)	14	22	5
Entrustment income for advertising media business	(xi)	32	17	-
Commission income	(xiv)	12	8	7
Air cratering supplies	(xvi)	18	-	-
Ground service income	(xvii)	7	-	-

Expenses paid to other related company

Computer reservation services	(xviii)	444	440	420-

Disposal to the CSAHC Group

Disposal and losing control of a subsidiary	(xi)	-	43	-

47	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related company of the Group (continued)

(i)	China Southern Airlines Group Passenger and Cargo Agent Company Limited (“PCACL”), a wholly-owned subsidiary of CSAHC, purchases cargo spaces and charter flights from the Group. In addition, cargo handling income / charges are earned / payable by the Group in respect of the cargo handling services with PCACL.

(ii)	Hebei Airlines Company Limited (“Hebei Airlines”) is a subsidiary of a non-controlling interest of Xiamen Airlines.

On August 27, 2010, Xiamen Airlines and Hebei Airlines entered into an Aircraft Wet Lease Agreement to wet lease three aircraft to Hebei Airlines. The agreement was terminated in December 2011.

During the year 2012, Xiamen Airlines and Hebei Airlines entered into an aircraft sale agreement, pursuant to which Xiamen Airlines sold and Hebei Airlines purchased one B737-800 aircraft at the consideration of approximately RMB257 million.

In addition, Xiamen Airlines transferred the purchase right of one B737-800 aircraft to Hebei Airlines at the consideration of approximately RMB16 million.

(iii)	MTU Maintenance Zhuhai Co., Ltd, a joint venture of CSAHC, provides comprehensive maintenance services to the Group.

(iv)	The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a wholly-owned subsidiary of CSAHC, and pays handling charges to SAIETC.

(v)	Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(vi)	The Group leases certain land and buildings in the PRC from CSAHC. The amount represents rental payments for land and buildings paid or payable to CSAHC.

(vii)	Guangzhou China Southern Airlines Property Management Company Limited, a subsidiary of CSAHC, provides property management services to the Group.

(viii)	Shenzhen Air Catering Company Limited (“SZ Catering”) became a related party of the Group since its Chairman, Mr. Yuan Xin An was appointed as a non-executive Director of the Company in November 2011. Certain in-flight meals and related services were provided by SZ Catering to the Group.

47	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related company of the Group (continued)

(ix)	Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), a joint venture of the Group, provides comprehensive maintenance services to the Group.

(x)	Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a joint venture of the Group, provides flight simulation services to the Group.

In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

(xi)	CSA Culture, an associate of the Group, provides advertising services to the Group.

In addition, Xiamen Airlines provides certain media resources to Xiamen Media, a subsidiary of CSA Culture since June 29, 2012.

(xii)	China Southern West Australian Flying College Pty Limited (“Flying College”), a joint venture of the Group, provides training services to the Group.

(xiii)	The Company provides aircraft maintenance services to Sichuan Airlines Corporation Limited (“Sichuan Airlines”), which is an associate of the Group.

(xiv)	The Group provided certain website resources to SA Finance for the sales of air insurance to passengers.

(xv)	Shenyang Konggang logistic Company Limited provides ground services to the Group.

(xvi)	The Group provides air cratering services to Sichuan Airlines.

(xvii)	The Group provides ground services to Sichuan Airlines.

(xviii)	China Travel Sky Holding Company provides computer reservation services to the Group.

47	Material related party transactions (continued)

(c)	Balances with the CSAHC Group, associates, joint ventures and other related company of the Group

Details of amounts due from / to the CSAHC Group, associates, joint ventures and other related company of the Group:

	Note	2013	2012
		RMB million	RMB million
Receivables:
The CSAHC Group		74	100
Associates		95	51
Joint ventures		162	90
Other related company		-	6

	38(a)	331	247

	Note	2013	2012
		RMB million	RMB million
Payables:
The CSAHC Group		246	297
An associate	15	-
Joint ventures		96	11
Other related company		100	-

	38(b)	457	308

	Note	2013	2012
		RMB million	RMB million
Accrual expense:
The CSAHC Group		498	419
Associates		31	46
Joint ventures		772	679
Other related company		330	494

		1,631	1,638

The amounts due from / to the CSAHC Group, associates, joint ventures and other related company of the Group are unsecured, interest free and have no fixed terms of repayment.

47	Material related party transactions (continued)

(d)	Loans from and deposits placed with SA Finance

(i)	Loans from SA Finance

At December 31, 2013, loans from SA Finance to the Group amounted to RMB520 million (2012: RMB426 million).

The unsecured loans are repayable as follows:

	Note	2013	2012
		RMB million	RMB million

Within 1 year		56	406
After 1 year but within 2 years		8	20
After 2 years but within 5 years		456	-

	34(f)	520	426

Interest expense paid on such loans amounted to RMB28 million (2012: RMB30 million; 2011: RMB27 million) and the interest rates ranged from 5.54% to 5.84% per annum during the year ended December 31, 2013 (2012: 4.86% to 5.84% per annum; 2011: 4.86% to 6.32% per annum).

(ii)	Entrusted loan from CSAHC

At December 31, 2012, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from December 31, 2012 to December 31, 2013. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum. The entrusted loan was repaid in 2013.

(iii)	Deposits placed with SA Finance

At December 31, 2013, the Group’s deposits with SA Finance amounted to RMB 2,675 million(2012: RMB2,307 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB66 million during the year ended December 31, 2013(2012: RMB61 million; 2011: RMB32 million).

(e)	Guarantees from CSAHC

Certain bank loans of the Group amounting to RMB94 million were guaranteed by CSAHC in 2012, which were repaid in 2013.

47	Material related party transactions (continued)

(f)	Commitments to CSAHC

At December 31, 2013, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB66 million (2012: RMB175 million).

48	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 10% to 22% (2012: 8% to 25%; 2011: 8% to 24%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his / her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

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

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i)	Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is charged to income statement. The amount was fully amortised in 2012.

(ii)	The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

48	Employee benefits plan (continued)

(c)	Share Appreciation Rights Scheme

On November 30, 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (“the Scheme”).

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HKD3.92 per unit prior to December 31, 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax) and a dividend of RMB 0.05(equivalent to HKD0.06) per share was approved by the Company’s General Meeting on May 31, 2012 and June 18, 2013 respectively (Note 45(b)), therefore, the exercise price for the SARs was adjusted to HKD3.61 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 8,380,000 units of SARs were lapsed.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for SARs as at December 31, 2013 was RMB 1,893,000 (2012: RMB2,303,000) and a corresponding staff costs of RMB 410,000 was reversed for the year ended December 31, 2013 (2012: RMB 2,072,000).

49	Supplementary information to the consolidated cash flow statement

Non-cash transactions - acquisition of aircraft

During the year ended December 31, 2013, aircraft acquired under finance leases amounted to RMB17,268 million (2012: RMB8,178 million; 2011: RMB3,390 million).

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

50	Contingent liabilities (continued)

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB656 million (December 31, 2012: RMB581 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2013, total personal bank loans of RMB464 million (December 31, 2012: RMB398 million), under these guarantees, were drawn down from the banks. During the year, the Group has paid RMB6 million (2012: RMB3 million) to the banks due to the default of payments of certain pilot trainees.

(c)	The Company received a claim on July 11, 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to USD13 million. As at 25 July 2013, High Court of the United Kingdom announced the sentence of this case, overruled the claim and upheld the counter claim the Company made, which include an indemnity of USD28 million, legal costs and the interest thereon. As of the date of issuance of this financial information, the claimant has appealed. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

51	Immediate and ultimate controlling party

As at December 31, 2013, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

52	Subsequent events

(a)

From January 22, 2014 to April 18, 2014, CSAHC increased its shares in the Company by 51,561,678 A shares via the trading system of the Shanghai Stock Exchange. Prior to the increase in shares, CSAHC held 4,150,050,000 A shares of the Company, representing 42.27% of the total issued A share capital of the Company. Following the increase in shares, CSAHC held 4,201,611,678 A shares of the Company, representing 42.80% of the total issued A share capital of the Company. Following the increase in shares, the A shares and H shares of the Company directly and indirectly held by CSAHC represents 53.65% of the total issued share capital of the Company.

(b)	On March 21, 2014, The Company has completed the issuance of the first tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the “First Tranche Financing Bills”). The total issuance amount of the First Tranche Financing Bills was RMB3 billion, with a maturity period of 180 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

