Form 20-F
period 2014-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2015-04-30
CIK 1041668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

☐ Yes   ☑ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

☐ Yes   ☑ No

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements appear in a number of different places in this Annual Report. A forward-looking statement is usually identified by the use in this Annual Report of certain terminology such as "estimate", "project", "expect", "intend", "believe", "plan", "anticipate", "may", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings (if any), the adequacy of reserves, or other business plans. You are cautioned that such forward-looking statements are not guarantees and involve risks, assumptions and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying those forward-looking statements.

Some of these risks and assumptions, in addition to those identified under Item 3, "Key Information - Risk Factors," include:

•	general economic and business conditions in markets where the Company operates, including changes in interest rates;

•	the effects of competition on the demand for and price of our services;

•	natural phenomena;

•	the impact of unusual events on our business and operations;

•	actions by government authorities, including changes in government regulations, and changes in the CAAC’s regulatory policies;

•	our relationship with China Southern Air Holding Company (the "CSAHC");

•	uncertainties associated with legal proceedings;

•	technological development;

•	our ability to attract key personnel and attract new talent;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans;

•	the availability of qualified flight personnel and airport facilities; and

•	misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company, the Group and persons acting on their behalf.

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the "Company", "we", "us" and "our" means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, the "Group" means the Company and its consolidated subsidiaries, and "CSAHC" means China Southern Air Holding Company, the Company’s parent company which holds a 53.72% interest in the Company as of April 17, 2015.

References to "China" or the "PRC" are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan. References to "Renminbi" or "RMB" are to the currency of China, references to "U.S. dollars", "$" or "US$" are to the currency of the United States of America (the "U.S." or "United States"), and reference to "HK$" is to the currency of Hong Kong. Reference to the "Chinese government" is to the national government of China. References to "Hong Kong" or "Hong Kong SAR" are to the Hong Kong Special Administrative Region of the PRC. References to "Macau" or "Macau SAR" are to the Macau Special Administrative Region of the PRC.

The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company for the year ended December 31, 2014 (the "Financial Statements") have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board (the "IASB").

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB6.1190, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2014. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

GLOSSARY OF AIRLINE INDUSTRY TERMS

In this Annual Report, unless the context indicates otherwise, the following terms have the respective meanings set forth below.

Capacity

"available seat kilometers" or "ASK"	the number of seats made available for sale multiplied by the kilometers flown

"available ton kilometers" or "ATK"	the tons of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown

Traffic

"cargo ton kilometers"	the load in tons multiplied by the kilometers flown

"revenue passenger kilometers" or "RPK"	the number of passengers carried multiplied by the kilometers flown

"revenue ton kilometers" or "RTK"	the load (passenger and cargo) in tons multiplied by the kilometers flown

"revenue ton kilometers-cargo"	revenue freight ton kilometers (RFTK), the load (cargo) in tons multiplied by the kilometers flown

"revenue ton kilometers-passenger"	the load (passenger) in tons multiplied by the kilometers flown

"ton"	a metric ton, equivalent to 2,204.6 pounds

Yield

"yield per RPK"	revenue from passenger operations divided by RPK

"yield per RFTK"	revenue from cargo operations divided by RFTK

"yield per RTK"	revenue from airline operations (passenger and cargo) divided by RTK

Cost

"operating cost per ATK"	operating expenses divided by ATK

Load Factors

"overall load factor"	RTK expressed as a percentage of ATK

"passenger load factor"	RPK expressed as a percentage of ASK

Utilization

"utilization rates"	the actual number of flight and taxi hours per aircraft per operating day

Equipment

"expendables"	aircraft parts that are ordinarily used up and replaced with new parts

"rotables"	aircraft parts that are ordinarily repaired and reused

Others

"ADR"	American Depositary Receipt

"A Shares"	Shares issued by the Company to investors in the PRC for subscription in RMB, with par value of RMB1.00 each

"CAAC"	Civil Aviation Administration of China

"CAOSC"	China Aviation Oil Supplies Company

"CSRC"	China Securities Regulatory Commission

"H Shares"	Shares issued by the Company, listed on The Stock Exchange of Hong Kong Limited and subscribed for and traded in Hong Kong dollars, with par value of RMB1.00 each

"Nan Lung"	Nan Lung Holding Limited (a wholly-owned subsidiary of CSAHC)

"NDRC"	National Development and Reform Commission of China

"SA Finance"	Southern Airlines Group Finance Company Limited

"SAFE"	State Administration of Foreign Exchange of China

"SEC"	United States Securities and Exchange Commission

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

A.	Selected Financial Data.

The following tables present selected financial data for the five-year period ended December 31, 2014. The selected consolidated income statement data for the three-year period ended December 31, 2012, 2013 and 2014 and selected consolidated statement of financial position data as of December 31, 2013 and 2014 excluding basic and diluted earnings per ADR, are derived from the audited consolidated financial statements of the Company, including the related notes, included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2010 and 2011 and selected consolidated statement of financial position data as of December 31, 2010, 2011 and 2012 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and "Item 5. Operating and Financial Review and Prospects" which are included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs.

	Year ended December 31,
	2014 US$	2014 RMB	2013 RMB	2012 RMB	2011 RMB	2010 RMB
	(in million, except per share and per ADR data)

Consolidated Income Statement Data:

Operating revenue	17,745	108,584	98,547	99,514	90,395	76,495
Operating expenses	(17,327)	(106,026)	(98,280)	(95,877)	(87,063)	(70,689)
Operating profit	776	4,748	1,510	5,099	4,353	6,282
Profit before income tax	501	3,066	3,484	4,738	6,930	8,089
Profit for the year	392	2,398	2,750	3,784	6,090	6,412
Profit attributable to:
Equity shareholders of the Company	291	1,777	1,986	2,619	5,110	5,792
Non-controlling interests	101	621	764	1,165	980	620
Basic and diluted earnings per share	0.03	0.18	0.20	0.27	0.52	0.70
Basic and diluted earnings per ADR(1)	1.48	9.05	10.11	13.34	26.02	34.83

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

	Year ended December 31,
	2014 US$	2014 RMB	2013 RMB	2012 RMB	2011 RMB	2010 RMB
	(in million)

Consolidated Statement of Financial Position Data:

Cash and cash equivalents	2,519	15,414	11,748	10,082	9,863	10,404
Other current assets	1,982	12,127	8,825	6,705	9,622	5,455
Property, plant and equipment, net	21,973	134,453	119,777	100,040	87,711	80,214
Total assets	31,000	189,688	165,207	142,454	129,412	111,335
Bank and other loans, including long-term bank and other loans due within one year	3,429	20,979	20,242	21,899	18,789	9,324
Obligations under capital leases due within one year	979	5,992	3,636	2,494	1,784	1,654
Bank and other loans, excluding balance due within one year	6,875	42,066	37,246	30,196	29,037	31,876
Obligations under capital leases, excluding balance due within one year	7,177	43,919	31,373	19,371	14,053	12,776
Total equity	7,271	44,493	42,451	39,734	37,777	30,316
Number of shares (in million)	9,818	9,818	9,818	9,818	9,818	9,818

Selected Operating Data

The operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the statistical standards, which have been implemented by the Group since January 1, 2001. See "Glossary of Airline Industry Terms" at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December, 31
	2014	2013	2012	2011	2010

Capacity
ASK (million)	209,807	186,800	169,569	151,064	140,498
ATK (million)	28,454	24,952	23,065	20,795	19,140
Kilometers flown (thousand)	1,275,570	1,147,070	1,052,495	939,233	872,899
Hours flown (thousand)	2,026	1,829	1,681	1,507	1,392
Number of landing and take-offs	884,070	809,870	757,022	702,264	686,223
Traffic
RPK (million)	166,629	148,417	135,535	122,344	111,328
RTK (million)	19,780	17,469	16,160	14,461	13,104
Passengers carried (thousand)	100,919	91,791	86,485	80,677	76,456
Cargo and mail carried (tons)	1,433,250	1,276,350	1,232,000	1,135,000	1,117,000
Load Factors
Passenger load factor (RPK/ASK) (%)	79.4	79.4	79.9	81.0	79.2
Overall load factor (RTK/ATK) (%)	69.5	70.0	70.1	69.5	68.5
Yield
Yield per RPK (RMB)	0.58	0.59	0.66	0.67	0.62
Yield per RFTK (RMB)	1.42	1.48	1.59	1.61	1.70
Yield per RTK (RMB)	5.27	5.42	5.95	6.03	5.66
Fleet
- Boeing	311	282	243	223	208
- Airbus	276	253	225	208	191
- McDonnell Douglas	-	-	-	-	12
- Others	25	26	23	13	11
Total aircraft in service at period end	612	561	491	444	422
Overall utilization rate (hours per day)	9.6	9.6	9.8	9.8	9.6

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), between Renminbi and U.S. dollars for the five most recent financial years.

Period	Period End	Average(1) (RMB per US$)	High	Low
Annual Exchange Rate
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1412	6.2213	6.0537
2014	6.2046	6.1704	6.2591	6.0402

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
October 2014	6.1385	6.1107
November 2014	6.1429	6.1117
December 2014	6.2256	6.1490
January 2015	6.2046	6.1870
February 2015	6.2573	6.2399
March 2015	6.2741	6.1955
April 2015 (up to April 17, 2015)	6.2152	6.1930

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Risks Relating to our Business

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADRs, H Shares and A Shares.

Major Chinese airlines are wholly- or majority-owned either by the Chinese government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese government, holds and exercises the rights of ownership of 53.72% of the equity of the Company. The interests of the Chinese government in the Company and in other Chinese airlines may conflict with the interests of the holders of the ADRs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in the Company. In addition, the Company may accept further capital injection from CSAHC through non-public subscriptions, which may have dilutive impact for other holders of ADRs, H Shares and A Shares.

Due to high degree of operating leverage and high fixed costs, a decrease in revenues of the Group could result in a disproportionately higher decrease in its profit for the year. The results of the Group’s operations are also significantly exposed to fluctuations in foreign exchange rates.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in its profit for the year. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly by fluctuations in the Renminbi-U.S. dollar exchange rate. Net exchange gains of RMB2,903 million was recorded in 2013 mainly due to Renminbi appreciated significantly against U.S. dollar in 2013. Our net exchange losses of RMB292 million was recorded in 2014 as Renminbi depreciated slightly against U.S. dollar in 2014.

The Group has significant committed capital expenditures in the next three years, but may face challenges and difficulties as it seeks to maintain liquidity.

We have a substantial amount of debt, lease and other obligations, and will continue to have a substantial amount of debt, lease and other obligations in the future. As of December 31, 2014, the Group’s current liabilities exceeded its current assets by RMB26,545 million. The Group generally maintains sound operating cash flow. However, our substantial indebtedness and other obligations may in the future negatively impact our liquidity. In addition, the Group has significant committed capital expenditures in the next three years, due to aircraft acquisitions. In 2014 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. Moreover, the Group may not be able to meet its debt obligations as they fall due and commit future capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2014, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB187,133 million, of which approximately RMB126,703 million was unutilized. Our directors believe that sufficient financing will be available to the Group in 2015. However there can be no assurance that such loan financing will be available on terms acceptable to the Group or at all.

CSAHC will continue to be our controlling shareholder, and its interests may conflict with those of the Group. CSAHC and certain of its affiliates will continue to provide certain important services to the Group. Any disruption of the provision of services by CSAHC or its affiliates could affect the Group’s operations and financial conditions.

CSAHC will continue to be the controlling shareholder of the Company. CSAHC and certain of its affiliates will continue to provide certain important services to the Group, including the import and export of aircraft spare parts and other flight equipment, advertising services, provision of air ticket selling services, property management services, leasing of properties and financial services, and repair, overhaul and maintenance services on jet engines. The interests of CSAHC may conflict with those of the Group. In addition, any disruption of the provision of services by CSAHC’s affiliates or a default by CSAHC of its obligations owed to the Group could affect the Group’s operations and financial conditions. In particular, as part of its cash management system, the Group periodically places certain amount of demand deposits after independent shareholders’ approval with SA Finance, a PRC authorized financial institution controlled by CSAHC and an associate of the Company. The Group has taken certain measures to monitor the fund flows between itself and SA Finance and the placement of funds by SA Finance. Such monitoring measures may help to enhance the safety of the Group’s deposits with SA Finance. In addition, we have received a letter of undertakings from CSAHC dated March 31, 2009, in which, among other things, CSAHC warranted that the Group’s deposits and loans with SA Finance were definitely secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with the business of SA Finance over which the Group does not have control. As of December 31, 2013 and 2014, the Group had deposits of RMB2,675 million and RMB4,264 million, respectively, with SA Finance.

We have experienced incidents of employee misconduct in the past, and may be unable to prevent similar incidents in the future, which could adversely impact our reputation, our business and the trading price of our securities.

We were informed by PRC authorities on December 30, 2014 that Mr. Chen Gang, then Executive Vice President of the Company and Mr. Tian Xiao Dong, then COO Flight Operations of the Company were under investigation by such authorities for suspicion of job-related crimes. On January 5, 2015, we were informed that Mr. Xu Jie Bo, then Executive Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company and Mr. Zhou Yue Hai, then Executive Vice President of the Company were also under investigation for suspicion of job-related crimes. We had no prior knowledge of the incidents that led to the investigation by the PRC authorities. We responded immediately to this information in accordance with our internal policies, and removed each of the affected employees from office. In March 2015, we were further informed that these former executives have been formally arrested by the PRC authorities for suspicion of receiving bribes. As of the date of this Annual Report, the investigation of these individuals by the government authorities is on-going. Legal proceedings are subject to many uncertainties and we cannot predict the outcome of individual matters with absolute assurance. However, after due inquiry and to the best of our knowledge, neither we nor any of our current directors, senior management, or controlling shareholders is subject to any investigation by PRC authorities involved in these incidents or otherwise, and based on current information, we do not, believe there will be any material impact on our financial condition or results of operations.

We may not be able to detect or prevent employee misconduct, including misconduct by senior management, and such misconduct may damage our reputation and could adversely affect the financial condition of the Company and results of our operations. We have limited knowledge of the status or scope of the on-going investigation against our former executives by PRC authorities and currently are unaware of what determinations and conclusions may be reached by the authorities against these former executives. Based on current information, we do not, however, believe there will be any material impact on the Company’s financial condition or results of operations or internal control over our financial reporting. We will further enhance our training and corporate governance policies and procedures in order to strengthen our ability to detect and prevent similar and other misconduct. Despite our proactive actions, however, we cannot assure you that we will be able to detect or prevent such alleged personal misconduct in a timely fashion, or at all. If we fail to prevent employee personal misconduct, our reputation may be harmed, and financial condition and results of operations could be adversely affected.

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

Although systems for registration and transfer of land use rights and related real property interests in China have been implemented, such systems do not yet comprehensively account for all land and related property interests. The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan, Haikou and other PRC cities. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a result, the lease agreements between CSAHC and the Company for such land has not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. Lack of adequate documentation for land use rights and ownership of buildings subjects the Company to challenges and claims by third parties with respect to the Company’s use of such land and buildings.

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

The policy restraint on direct flights between Taiwan and Mainland China has been further loosened in the past few years. As of April 17, 2015, there were 75 cross-Strait direct passenger flights per week. The Company was the first Chinese carrier to operate non-stop flights from Mainland China to Taiwan and as a result has benefited from the operation of such flights. However, given the cross-Strait flight arrangement is subject to the political relationship between Taiwan and Mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement, and therefore may have a material adverse impact on the Group's results.

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

Since 2011, pursuant to the Basic Standard for Enterprise Internal Control jointly issued by the Ministry of Finance, China Securities Regulatory Commission ("CSRC") and other three PRC authorities on May 22, 2008, and its application guidelines and other relevant regulations issued subsequently (collectively, "PRC internal control requirements") , the Company has carried out a self-assessment of the effectiveness of its internal control and issue a self-assessment report annually in accordance with the PRC internal control requirements, and the Company’s auditor for its PRC GAAP financial statements (the "PRC Auditor") is required to report on the effectiveness of the Company’s internal control over financial reporting.

However, our independent registered public accounting firm or PRC Auditor may not be satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed. Our independent registered public accounting firm or PRC Auditor may also interpret the requirements, rules and regulations differently, and reach a different conclusion regarding the effectiveness of our internal control over financial reporting. Although our management have concluded that our internal control over financial reporting as of December 31, 2014 was effective, we may discover deficiencies in the course of our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, as required under the above mentioned rules and regulations. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

The Company could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The Company believes that it was not a PFIC for the taxable year 2014. However, there can be no assurance that we will not be a PFIC for the taxable year 2015 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

The Company will be classified as a PFIC in any taxable year if either: (1) the average value during the taxable year of its assets that produce passive income, or are held for the production of passive income, is at least 50% of the average value of its total assets for such taxable year (the "Asset Test") or (2) 75% or more of its gross income for the taxable year is passive income (such as certain dividends, interest or royalties) (the "Income Test"). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or as being held for the production of passive income and (2) the average values of the Company’s passive and total assets is calculated based on its market capitalization.

If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain "excess distributions" the Company makes regardless of whether we continue to be a PFIC in the year in which you receive an "excess distribution". An "excess distribution" would be either (1) the excess amount of a distribution with respect to ADRs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADRs, or (2) 100% of the gain from the disposition of ADRs. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10, "Taxation - United States Federal Income Taxation - U.S. Holders - Passive Foreign Investment Company".

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

The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel cost for 2014 accounted for 64.05% of its flight operations expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports) must be purchased from the exclusive providers, CAOSC and Bluesky Oil Supplies Company, which are supervised by the CAAC. Chinese airlines may also purchase jet fuel at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines.

Domestic price for jet fuel has experienced fluctuations in the past few years. The Group’s profit for the year may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control. For more information on the jet fuel prices, please see "Item 4, Information on the Company - Business Overview - Jet Fuel" section below for further discussion.

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

In 2014, a reasonable possible increase or decrease of 10% in average jet fuel price (VAT inclusive) with volume of fuel consumed and all other variables held constant, would have increased or decreased the Group’s annual fuel costs by approximately RMB3,773 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

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

The PRC government is aggressively implementing the expansion of its high-speed rail network, which provides train services at a speed of up to 300 kilometers per hour connecting major cities such as Beijing, Shanghai, Wuhan, Zhengzhou, Xi'an, Qingdao, Guangzhou, Harbin and Dalian. In December 2012, the Beijing-Guangzhou and Harbin-Dalian High-Speed Railways commenced operation, the expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular routes below 800 kilometers. The aggregate high-speed railway mileage in China reached over 16,000 kilometers as of December 31, 2014. The construction of all railways in China’s "Four Longitudinal and Four Horizontal" high-speed railway network is expected to complete by the end of 2015. We expect it will bring further negative impact on the domestic aviation industry. Increased competition and pricing pressures from railway service may have a material adverse effect on our financial condition and results of operations.

Due to limitation on foreign ownership imposed by Chinese government policies, the Company may have limited access to the international equity capital markets.

Chinese government policies limit foreign ownership in Chinese airlines. Under these policies, the percentage ownership of our total outstanding ordinary shares held by investors in Hong Kong and any country outside China ("Foreign Investors") may not in the aggregate exceed 49%. Currently, we estimate that 28.47% of the total outstanding ordinary shares of the Company are held by Foreign Investors. For so long as the limitation on foreign ownership is in force, we will have limited access to the international equity capital markets.

The European Emissions Trading Scheme may increase operational cost of the Group.

Starting on January 1, 2012, aviation sector will be included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of greenhouse gas emissions. Airline operators in the EU will receive tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB100 million) worth of CO2 emissions allowances from other greener industries. Pursuant to this policy, the domestic airlines having flight points in Europe undertake the same carbon emission reductions obligation as the European local airlines, which will result in a significant increase in the operating cost of domestic airlines in Europe, including our Company, and further have an adverse impact on the results of operations and financial condition. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant government authorities, the major airlines are prohibited from joining the ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items by adducing this reason. On November 12, 2012, EU announced to temporarily suspend the implementation of the ETS in the aviation sector in 2013 in order to forge a positive negotiation environment for all parties. In November 2014, CAAC issued a notification on the ETS. The notification provided that CAAC would not prohibit Chinese airlines to take part in the ETS if the relevant flights take off and land between the airports within the EU during 2012 and 2016. We operated few flights between airports within the EU since 2012. We expect we would operate few flights between airports within the EU in the future. Therefore, we will submit emissions report and pay the quota between 2012 and 2016 for our flights between airports within the EU. At the same time, we will be in strict compliance with the requirements of relevant PRC laws and implement the related obligations of EU carbon emissions trading. There can be no assurance that the new implementation proposal will not have negative impact on our financial condition and result of operation.

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

On July 31, 2012, the Ministry of Finance ("MOF") and the State Administration of Taxation ("SAT") jointly issued a pilot program (the "Pilot Program"), pursuant to which, commencing on November 1, 2012, business tax is replaced by a value-added tax ("VAT"). According to the Pilot Program, all traffic revenues and the other revenues that fall within the scope of the Pilot Program, including ground service income and cargo handling income, are subjected to VAT levied at the applicable tax rates of 17%, 11% or 6%. Other revenues that are not within the scope of the Pilot Program continue to be subject to business tax at applicable tax rates. However, as the Pilot Program has only been implemented recently, there is uncertainty as to how its impact on our financial condition and results of operations is not certain, but it may affect the way we record our revenues and taxes in our financial statements. As a result, it may be difficult to compare our financial statements in future periods with these before the Pilot Program was implemented.

The PRC new tax law may have negative tax impact on holders of H Shares or ADRs of the Company, by requiring the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise.

The new tax law generally provides for a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

For individuals, Chinese tax law generally provides that an individual who receives dividends from the Company is subject to a 20% income tax. A 50% reduction of taxable income is granted by Chinese tax law for an individual receiving dividends from a listed company on Shanghai Stock Exchange or Shenzhen Stock Exchange. As a result, the effective tax rate for dividends received by A Share individual holders is 10% in 2014. Dividend received by any foreign individual that holds overseas shares in Chinese enterprise is generally subject to individual income tax at a flat rate of 20%, subject to exemption or reduction by an applicable double-taxation treaty.

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

If additional remedial measures are imposed against four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC, it could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, which determined that the four PRC-based accounting firms should be censured and barred from practicing before the SEC for a period of six months. The four PRC-based accounting firms appealed the initial administrative law decision to the SEC. The initial law decision is neither final nor legally effective unless and until it is endorsed by the full SEC. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to provide the SEC with access to PRC-based firms’ audit documents via the CSRC.

We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions or it could restart the administrative proceedings. If the accounting firms including our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the NYSE for CSA's case or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

In July 1997, we issued 1,174,178,000 H Shares, par value RMB1.00 per share, and completed the listing of the H Shares on the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the ADRs representing our H shares on the New York Stock Exchange.

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

Pursuant to a sale and purchase agreement dated November 12, 2004 between the Company, CSAHC, China Northern Airlines ("CNA") and Xinjiang Airlines ("XJA"), which was approved by our shareholders in an extraordinary general meeting held on December 31, 2004, we acquired the airline operations and certain related assets of CNA and XJA with effect from December 31, 2004 at a total consideration of RMB1,959 million.

On May 30, 2007, we, together with an independent third party, established Chongqing Airlines Company Limited ("Chongqing Airlines"). As of December 31, 2012, the Company had transferred four aircraft to Chongqing Airlines as capital contribution. We own a total of 60% equity interest in Chongqing Airlines.

On August 14, 2007, we acquired a 51% equity interest in Nan Lung International Freight Limited beneficially owned by and registered in the name of Nan Lung Travel & Express (Hong Kong) Limited, and a 100% equity interest in China Southern Airlines Group Air Catering Company Limited, both a wholly owned subsidiary of CSAHC, for a total consideration of RMB112 million.

In December 2008, we acquired a 26% equity interest in China Southern West Australian Flying College Pty Ltd. ("Flying College") from CSAHC, and Flying College became a 91% owned subsidiary of the Company.

In June 2009, we acquired a 50% equity interest in Beijing Southern Airlines Ground Services Company Limited ("Beijing Ground Service") from the other shareholder, and Beijing Ground Service became a wholly-owned subsidiary of the Company.

On September 28, 2009, we entered into an agreement with CSAHC to sell our 50% equity interest in MTU Maintenance Zhuhai Co., Ltd ("Zhuhai MTU"), a jointly controlled entity of the Company, to CSAHC at a consideration of RMB 1,607,850,000. The transfer was completed in February 2010.

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

In December 2010, we entered into an agreement with Xiamen Jianfa Group Co., Ltd. and Hebei Aviation Investment Group Corporation Limited ("Hebei Investment"), pursuant to which Hebei Investment agreed to inject a cash capital of RMB1,460 million into Xiamen Airlines Company Limited ("Xiamen Airlines"). In March 2011, the capital injection was received in full and the Company’s equity interest in Xiamen Airlines was diluted from 60% to 51%. Xiamen Airlines remains a subsidiary of the Company.

On June 29, 2012, Xiamen Airlines, a subsidiary of the Company and Southern Airlines Culture and Media Co., Ltd. ("SACM") entered into an agreement, pursuant to which Xiamen Airlines agreed to sell and SACM agreed to purchase 51% equity interests in Xiamen Airlines Media Co., Ltd.("XAMC"), at a consideration of approximately RMB43.12 million. Immediate prior to the transaction, XAMC was wholly owned by Xiamen Airlines and primarily engaged in providing advertising, corporate branding, publicity and exhibition services and was responsible for the overall brand building and publicity of Xiamen Airlines.

On September 24, 2012, we entered into a joint venture agreement with Henan Civil Aviation Development and Investment Co., Ltd. ("Henan Aviation Investment") for the establishment of China Southern Airlines Henan Company Limited, a joint venture company with a total registered capital of RMB6 billion, which will be owned as 60% and 40% by the Company and Henan Aviation Investment, respectively. The first installment of paid-in capital of RMB1.2 billion was received in full. On September 28, 2013, Henan Aviation Investment was established.

Aircraft Acquisitions

Pursuant to an aircraft acquisition agreement dated April 18, 2008 between Xiamen Airlines and the Boeing Company ("Boeing"), Xiamen Airlines will acquire 20 Boeing B737 series aircraft from Boeing. According to the information provided by Boeing, the aggregate catalogue price for those aircraft including the airframe and engines is around US$1.5 billion. The aggregate consideration for the acquisition will be partly payable in cash by Xiamen Airlines, and partly through financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from April 2014 to October 2015.

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

On May 16, 2014, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 30 Airbus A320 series aircraft and 50 A320 NEO series aircraft. The catalogue price of one Airbus A320 series aircraft is priced differently in the range of US$85.8 million and US$110.1 million and one A320 NEO series aircraft is priced differently in the range of US$94.4 million to US$120.5 million. The aggregate consideration for the acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. The Airbus aircraft will be delivered in stages to the Company during the period commencing from 2016 to 2020.

Capital Expenditure

The Group had RMB26,481 million, RMB29,576 million, and RMB23,911 million capital expenditures in 2014, 2013 and 2012 respectively. Of such capital expenditures in 2014, RMB17,832 million was financed by capital leases, RMB8,189 million was financed by bank borrowings while the remaining RMB460 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations. As of December 31, 2014, we had total capital commitments for aircraft, engines and related equipment of approximately RMB59,467 million.

B.	Business Overview

General

The Group provides commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics from the CAAC, the Group is one of the largest Chinese airlines and, as of the year end of 2014, ranked first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2014, the Group’s RPKs increased at a compound annual growth rate of 12.77% from 135,535 million in 2012 to 148,417 million in 2013 and 166,629 million in 2014 while its capacity, measured in terms of ASKs, increased at a compound annual growth rate of 12.32%, from 169,569 million in 2012 to 186,800 million in 2013 and 209,807 million in 2014. In 2014, the Group carried 10,092 million passengers and had passenger revenue of RMB97,145 million (approximately US$15,876 million).

The Group conducts a portion of its airline operations through its airline subsidiaries namely Xiamen Airlines, Shantou Airlines Company Limited ("Shantou Airlines"), Zhuhai Airlines Company Limited ("Zhuhai Airlines"), Guizhou Airlines Company Limited ("Guizhou Airlines"), Chongqing Airlines Company Limited ("Chongqing Airlines") and Henan Airlines Company Limited (“Henan Airlines”), (collectively, the "Airline Subsidiaries"). In 2014, the Airline Subsidiaries carried 3,470 million passengers and had passenger revenue of RMB25,100 million (approximately US$4,102 million) and accounted for 34.5% and 25.8% of the Group’s passengers carried and passenger revenue, respectively.

The Group also provides air cargo and mail services. The cargo and mail revenue of the Group increased by 12.0% to RMB7,183 million (approximately US$1,174 million) in 2014 as compared with that of 2013. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.

As of December 31, 2014, the Group operated 1,220 routes, of which 978 were domestic, 185 were international and 57 were regional. The Group operates the most extensive domestic route network among all Chinese airlines. Its route network covers commercial centers and rapidly developing economic regions in Mainland China.

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

The Group’s operations primarily focus on the domestic market. In addition, the Group also operates regional routes and international flights. As of December 31, 2014, the Group had 57 regional routes and 185 international routes. The Group’s regional operations include flights between destinations in Mainland China, Hong Kong, Macau and Taiwan. The Group’s international operations include scheduled services to cities in Australia, Azerbaijan, Bangladesh, United Kingdom, Burma, Cambodia, Canada, Dutch, France, Georgia, German, India, Indonesia, Japan, Kazakhstan, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Tajikistan, Thailand, Turkey, Turkmenistan, United Arab Emirates (UAE), United States of American (USA), Vietnam, Mauritius, Uzbekistan, Iran.

After joining Skyteam Alliance, the Group has established a network reaching over 1,052 destinations globally, connecting 177 countries and regions and covering major cities around the world.

As of December 31, 2014, the Group had a fleet of 612 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, 787, Airbus 320 series, 330, 380 etc. The average age of the Group’s registered aircraft was 5.9 years as of December 31, 2014.

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

In July 1997, we completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB1.00 per share, and the listing of the H Shares on the Hong Kong Stock Exchange and ADRs on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of our issued and outstanding shares of capital stock, consisting of 2,200,000,000 non-tradable domestic shares ("Domestic Shares"), par value RMB1.00 per share, were owned by CSAHC, which owned and exercised, on behalf of the Chinese government and under the supervision of the CAAC, the rights of ownership of such Domestic Shares. After giving effect to the private placement and the initial public offering, CSAHC maintained its ownership of the 2,200,000,000 Domestic Shares (representing approximately 65.2% of the total share capital of the Company), and became entitled to elect all the directors of the Company and to control the management and policies of the Group. The Domestic Shares and H Shares are both ordinary shares of the Company.

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

On March 21, 2014, the Company completed the issuance of the first tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the "First Tranche Financing Bills"). The total issuance amount of the First Tranche Financing Bills was RMB3 billion, with a maturity period of 180 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

On April 17, 2014, the Company completed the issuance of the second tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the "Second Tranche Financing Bills"). The total issuance amount of the Second Tranche Financing Bills was RMB3 billion, with a maturity period of 270 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

On August 14, 2014, the Board approved to make an application to National Association of Financial Market Institutional Investors for the registration and issuance of medium-term notes with an aggregate maximum principal amount of RMB10 billion for the purpose of replenishing the working capital and optimizing the debt structure of the Company. The annual general meeting for the year 2013 of the Company held on June 26, 2014 approved the authorization given to the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations. As of the date of this Annual Report, we have not issued any medium term notes.

The following table sets forth certain statistical information with respect to the Group’s passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail arrived (tons)		Total traffic (tons kilometers)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in thousands)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2012	86.48	7.2	1,232	8.5	16,160	11.7
2013	91.79	6.1	1,276	3.6	17,469	8.1
2014	100.2	9.9	1,433	12.3	19,780	13.2

Route Network

Overview

The Group operates the most extensive route network among all Chinese airlines. As of December 31, 2014, the Group operated 1,220 routes consisting of 978 domestic routes, 185 regional routes and 57 international routes.

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

In order to expand the Group’s international route network, the Group has entered into code-sharing agreements with several international airlines, including Aeroflot-Russian Airlines, Air France, CSA Czech Airlines, Asiana Airlines, China Airlines, China Eastern Airlines, Delta Air Lines, Japan Airlines International, Kenya Airways, KLM Royal Dutch Airline, Korean Air, Mandarin Airlines, Pakistan International Airlines, PT Garuda Indonesia (Persero) Tbk., Qantas Airways Limited, Vietnam Airlines, WestJet, and Xiamen Airlines. Under the code-sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by the Group to passengers using the Group’s codes. Similarly, the Group is permitted to sell tickets for the other participating airlines using its "CZ" code. The code-sharing agreements help increase the number of the Group’s international sales outlets. After joining Skyteam Alliance, the Group has further established a network reaching over 1,052 destinations globally, connecting 177 countries and regions and covering major cities around the world.

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

Domestic Routes

The Group’s domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2014, the Group’s most profitable domestic routes were between: Shenyang-Beijing, Beijing-Shenyang, Urumqi-Beijing, Beijing-Urumqi, Guiyang-Beijing, Beijing-Guiyang, Changchun- Beijing and Beijing -Changchun.

Regional Routes

The Group offers scheduled service between Hong Kong and Guangzhou, Shenyang, Wuyishan, Zhangjiajie, Changchun, Yinchuan, Xiamen, Shantou, Beijing, Guilin, Meixian, Haikou, Wuhan, Zhengzhou, Nanning, Changsha, Sanya and Hohhot; between Macau and Hangzhou, Xiamen and Tianjin; and between Taipei and Guangzhou, Shanghai, Fuzhou, Hangzhou, Xiamen, Shenyang, Changsha, Wuhan, Dalian, Guilin, Harbin, Guiyang, Zhengzhou and Shenzhen. In 2014, the most profitable scheduled regional routes were between: Shenzhen-Taipei, Taipei-Shenzhen, Taipei-Guangzhou, Shanghai-Taipei, Taipei-Shanghai, Guangzhou-Taipei, Taipei-Guangzhou, Changchun-Taipei and Taipei- Changchun.

In 2014, the Group conducted a total of 19.86 thousands flights on its regional routes, accounting for approximately 23.7% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in Mainland China according to CAAC statistics briefing ..

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Other than that, travelers between Taiwan and Mainland China had to make use of intermediate stops in Hong Kong or elsewhere. Since July, 2008, however, the ban on direct flights was further liberalized to allow direct charter flights on weekends. We were the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, the Mainland China and Taiwan agreed to have regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 17, 2015, there were 420 cross-Strait direct passenger flights a week.

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

In addition, the Group also provides scheduled services to cities in Australia, Azerbaijan, Bangladesh, United Kingdom, Burma, Cambodia, Canada, Dutch, France, Georgia, German, India, Indonesia, Japan, Kazakhstan, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Tajikistan, Thailand, Turkey, Turkmenistan, UAE, United States, Vietnam, Mauritius, Uzbekistan and Iran.

Since joining Skyteam Alliance, the Group has established a network reaching over 1,052 destinations globally, connecting 177 countries and regions and covering major cities around the world.

In 2014, the Group’s most profitable international routes were: Shenyang-Seoul, Seoul-Shenyang, Dalian-Seoul, Seoul-Dalian, Yanji-Seoul, Seoul-Yanji, Changchun-Seoul and Seoul-Changchun.

Aircraft Fleet

The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient and old aircraft. As of December 31, 2014, the Group operated a fleet of 612 aircraft with an average age of 5.92 years. Most aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Among all the aircraft, 383 aircraft operated by the Group are leased pursuant to various types of leasing arrangements. Please see the table below for an analysis of our aircraft in terms of average age and respective passenger capacity.

Model	Number of Aircraft	Passenger Capacity
Boeing 787	12	228/237
Boeing 777-300ER	5	309
Boeing 777-200	4	360
Boeing 757-200	19	174/180/192/196/197/204
Boeing 737-800	208	159/160/161/164/170
Boeing 737-700	50	120/128
Boeing 737-300	3	126
Boeing 747-400F	2	N/A
Boeing 777-200F	8	N/A
Airbus 380-800	5	506
Airbus 330-300	15	275/284
Airbus 330-200	16	218/258
Airbus 321	75	179
Airbus 320	122	152
Airbus 319	43	122/138
EMB190	25	98
Total	612	N/A

In 2014, the Group continued to expand and modernize its aircraft fleet. During 2014, the Group (i) took scheduled delivery of 51 aircraft under purchase agreements, including four A3330 aircraft, two B787 aircraft, five B777-300ER aircraft, twelve A320/A321 aircraft and six B738 aircraft; (ii) took scheduled delivery of 22 aircraft under operating leases, including nine A320/A321 aircraft and thirteen B738 aircraft; (iii) returned six aircraft under operating leases upon expiry, including four B737-700 aircraft one A319 and one A320 aircraft; and (iv) disposed seventeen aircraft, including seven B737-300, six EMB145 and four B777-200ERS.

During 2014, Xiamen Airlines took scheduled delivery of 13 aircraft under purchase agreement, including two B787 and eleven B737-800 aircraft and returned one B737-800 aircraft at its lease end.

In May 2014, we entered into an agreement with the Airbus S.A.S for the acquisition of eighty A320 family aircraft to be delivered from 2016 to 2020. In December 2014, we entered into an agreement with Aercap for the operating lease of twenty-four A320 family aircraft to be delivered from 2016 to 2019.

Aircraft Financing Arrangements

Overview

A significant portion of the Group’s aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to eleven years. As of December 31, 2014, 186 of the Group’s 612 aircraft were operated under capital leases, 197 were operated under operating leases, 229 were either owned aircraft financed by long-term mortgage loans, or acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made through acquisition by bank loans and the Group’s own funds, and pursuant to operating leases or capital leases. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2014, the number of aircraft operated by the Group pursuant to capital and operating leases and the average remaining terms, of such leases.

	Capital Lease	Operating Lease	Average Remaining Lease Term
Model	Number of Aircraft	Number of Aircraft	Year
Boeing 787	12	0	9.86
Boeing 737-800	58	67	6.58
Boeing 737-700	14	9	1.44
Boeing 777-200F	4	0	7.81
Boeing 777-300ER	5	0	9.59
Airbus 380-800	2	0	8.67
Airbus 330-300	7	8	7.71
Airbus 330-200	11	2	5.93
Airbus 321-200	23	22	7.24
Airbus 320-200	40	40	7.23
Airbus 319-100	6	29	3.90
EMB190	4	20	5.30
Total	186	197	6.35

Capital leases

The majority of the capital leases in respect to aircraft and related equipment have terms of ten to twelve years expiring during the years 2015 to 2029. As of December 31, 2014, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB56,577 million. The Group’s capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

As of December 31, 2014, the Group’s aggregate future minimum lease payments required under its operating leases were RMB28,798 million. As of the year end of 2014, the Group’s operating leases had original terms generally ranging from five to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to eleven years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

For capital leases or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to withhold PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from nil to 10.0% of the lease payments, or in certain cases, the interest components of such payments for capital lease. The PRC withholding tax payable in respect of the lease arrangements amounting RMB257 million, RMB198 million and RMB182 million during 2014, 2013 and 2012 respectively, has been included as part of the lease charges.

Aircraft Flight Equipment

The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. The Group had 90 and 85 spare jet engines for its fleet as of the year end of 2014 and 2013, respectively. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for the Group’s aircraft are generally handled by Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

A major part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO"), an entity jointly controlled by the Company, Hutchison Whampoa ("Hutchison") and South China International Aircraft Engineering Company Limited, consistent with the Group’s strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for the Group’s fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft ("line maintenance services") to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China having been certified as a repair station by both the CAAC and the Federal Aviation Administration. In March 1998, GAMECO received the Joint Civil Aviation Authorities certificate, which was transferred to European Aviation Safety Agency certification in November 2004, for the repair and maintenance of aircraft and aircraft engines.

The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capacity include overhaul of more than 55% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. Our agreement with GAMECO usually has a term of one year.

Overhauls of jet engines are performed by Zhuhai MTU, a former jointly controlled entity of the Company and MTU Aero Engines GmbH, and also by domestic qualified service providers in Beijing (AMECO), Xiamen (TEXL) and Hong Kong (HAESL), and by overseas qualified service providers in England, Korea, Singapore, France, Germany, Canada, Poland, Thailand, Israel. On September 28, 2009, the Company entered into an agreement with CSAHC to sell its 50% equity interest in Zhuhai MTU to CSAHC at a consideration of RMB1,607,850,000. The transfer was completed in February 2010.

The amounts incurred by the Group for comprehensive maintenance services provided by GAMECO and Zhuhai MTU were RMB2,095 million, RMB2,579 million and RMB2,298 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Safety

The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. For "incidents" which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below what is prescribed by the CAAC. For example, the Company’s "Air Transportation Incidents Per Ten Thousands Hours Ratio" was 0.012, 0.02 and 0.036 in 2014, 2013 and 2012, respectively. In comparison, CAAC’s published maximum acceptable Air Transportation Incidents Per Ten Thousands Hours Ratio was 0.5, 0.5 and 0.5 in 2014, 2013 and 2012, respectively. This ratio is defined as the number of occurrences of air transportation incident for every 10,000 hours of flight time. In 2013, the Group strengthened its flight safety management on the internal and external safety requirements. In 2008, the Group received the "Five-Star Flight Safety Award" from CAAC, being the first in domestic aviation industry to receive such a great honor. Subsequently in 2012, we were awarded the "Safe Flight Diamond Award" by CAAC for our 10,000,000 safety flight hours record, also being the first in domestic aviation industry to receive such a great honor. By December 31, 2014, the Company’s continuous safe flight span totaled to 13.5 million hours.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs accounted for 35.6%, 36.2% and 39.0% of the Group’s operating expenses for the years ended December 31, 2014, 2013 and 2012, respectively. Like all Chinese airlines, the Group is generally required by the Chinese government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Sanya, Haikou, Shanghai Pudong and other small airports where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994. In 2007 through the first half of 2008, the crude oil prices in the international market reached historic highs. In response to the pressure imposed by such soaring prices, on November 1, 2007 and June 20, 2008, respectively, NDRC increased the domestic price for jet fuel. Thereafter, in order to reduce fuel cost pressure faced by Chinese airlines, NDRC approved reductions in domestic prices for jet fuel in 2008 and 2009. However, starting from February 2009, the crude oil price in the international market continued to increase and maintained at a high level in 2013. As a result, the domestic price for jet fuel has increased significantly from RMB 4,020 per ton in May 2009 to RMB 7292 per ton in January 2014. Our jet fuel costs increased from RMB 35,538 million in 2013 to RMB 37,728 million in 2014 as a result of an increase in average jet fuel prices from 2013 to 2014.

In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 14.48% and 12.6% of the Group’s total jet fuel consumption in 2014 and 2013, respectively.

Fuel Surcharge

The NDRC has lowered the rate of fuel surcharge from RMB 0.00002541 per kilometer to RMB 0.00002656 per kilometer, starting from April 1, 2013 and ending on March 31, 2014. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB 4,140 per ton, the airlines are allowed to charge RMB0.00002656 per kilometer for the flight distance. From April 1, 2015, The NDRC has adjusted the benchmark oil price to RMB5000 per ton, for every RMB100 by which the cost of jet fuel exceeds that price, the airlines are allowed to charge RMB0.00002543 per kilometer for the flight distance. The Group’s profit for the year may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control.

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

Training of Pilots and Flight Attendants

The Group believes that its pilot training program, which was established in cooperation with the CAAC affiliated Beijing University of Aeronautics and Astronautics (the "BUAA"), has significantly improved the quality of the training received by the Group’s pilots and has helped maintain the quality of the Group’s staff of pilots at a level consistent with the expansion of operations called for by the Group’s business strategy.

In the Group’s pilot training program, trainees have two years of theoretical training at the BUAA. After successful completion of academic and physical examinations, the trainees receive flight training for a period of approximately 20 months at the Flying College, a company that is 48.12% owned by the Company, 4.76% owned by CSAHC and 47.12% owned by a third party shareholder. Each trainee at the Flying College is required to fly at least 250 hours before being awarded a flight certificate. Graduates of the BUAA and the Flying College are hired by the Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for the Group’s trainee pilots is approximately four years. The Group had about 3,100 trainees as of April 17, 2015. Approximately 500 trainees are expected to graduate by the end of 2015.

As part of the pilot training program, trainee pilots receive their initial training in the operation of a specific aircraft with Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity between the Company and CAE International Holdings Limited, which also provides training to pilots from other Chinese airlines. Zhuhai Xiang Yi is equipped with simulators for majority models of aircraft currently operated by the Group and provides flight simulation training services to the Group.

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

The Group funded the training of its recruited pilots in previous years and, as a result, incurred significant costs over the years. Recently, there has been a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change will not only cut down the Group’s training expenses significantly, but also ensures the long-term dedicated service of the pilots. Starting from 2007, the Group began to recruit pilots under the self-sponsored training arrangement. On December 5, 2007, August 27, 2008, August 27, 2009, August 26, 2010 and September 9, 2011, the Board approved the Company to provide a guarantee with joint liability for the loans incurred under the self-sponsored pilot training program in an aggregate amount of RMB90,858,000, not more than RMB213,600,000, not more than RMB184,750,000, not more than RMB179,269,600 and not more than RMB83,850,000, respectively. On December 29, 2009, Xiamen Airlines, 51% owned subsidiary of the Company agreed to provide a guarantee with joint liability for the loans incurred under the partial self-sponsored pilot training program in an aggregate amount of not more than RMB100 million up to December 31, 2013. As of December 31, 2014, the Group has provided guarantees with joint liability for the loans of such self-sponsored pilots in an aggregate amount of RMB646 million under which an aggregate of personal bank loans of RMB486 million were drawn down from the banks. For the year ended December 31, 2014, the Group made repayments of RMB2 million due to the default of payments of certain pilot trainees.

Under the program, the self-sponsored pilots are bound to enter into service contracts with the Group when they finish their training courses. They have the choice to repay their loans in advance or in installments.

The Group conducts theoretical and practical training programs for its flight attendants at its Flight Attendants Training Center in Guangzhou (the "Guangzhou Training Center"). The Guangzhou Training Center is equipped with computerized training equipment, as well as simulator cabins for all models of aircraft currently operated by the Group. At the Guangzhou Training Center, flight attendants of the Group receive comprehensive training in areas such as in-flight service, emergency evacuation and water rescue.

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

Air Catering

We own a 55% equity interest in Guangzhou Nanland Air Catering Company Limited ("Nanland"). Nanland provides in-flight meals, snacks, drinks and related services for all of the Group’s flights originating in Guangzhou and substantially all other flights departing from Guangzhou Baiyun Airport. The Group contracts with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry.

In order to optimize assets structure, tighten cost control, reduce the number of connected transactions and enhance the independence of operations in the long-run, the Company acquired a 100% equity interest in China Southern Airlines Group Air Catering Company Limited ("SAG Air Catering") on August 31, 2007 from CSAHC. SAG Air Catering provides in-flight meals for flights of the Group originating or stopping at domestic airports, mainly in northern China and Xinjiang regions.

Cargo and Mail

The Group also provides air cargo and mail services. A significant portion of these services are combined with passenger flights services. In 2014, the Group had two Boeing 747 freighters and eight Boeing 777 freighters, mainly servicing 13 international cargo routes, including Guangzhou – Chongqing –Amsterdam – Guangzhou, Guangzhou – Amsterdam – Guangzhou, Guangzhou – Vienna – Frankfurt – Guangzhou, Guangzhou – Frankfurt – Guangzhou, Guangzhou – Qingdao – Los Angeles – Tianjin – Guangzhou, Shanghai Pudong – Amsterdam – Vienna – Shanghai Pudong, Shanghai Pudong – Amsterdam – Chongqing – Shanghai Pudong, Shanghai Pudong – Amsterdam – Shanghai Pudong, Shanghai Pudong – Frankfurt – Shanghai Pudong, Shanghai Pudong – Zhengzhou – Anchorage – Chicago – Shanghai Pudong, Shanghai Pudong – Anchorage – Chicago – Shanghai Pudong, Shanghai Pudong – Los Angeles – Vancouver– Shanghai Pudong and Pudong – LosAngeles – Tianjin – Shanghai Pudong. The Group conducts its cargo business primarily through its cargo hubs in Guangzhou and Shanghai.

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

The Group’s ticket sales and reservations are conducted by or through independent sales agents and the Group’s own network of exclusive sales offices as well as the CAAC’s sales offices and CSAHC’s affiliates. The Group has sales offices in Guangzhou and its other route bases. In addition, the Group maintains regional sales offices in other cities in China, including Beijing and Shanghai. The Group maintains international sales offices in Almaty, Amsterdam, Ashkhabad, Auckland, Baku, Bangkok, Bishkek, Brisbane, Busan, Chicago, Daegu, Daejeon, Delhi, Dhaka, Dubai (Sharjah), Dushanbe, Frankfurt, Fukuoka, Hanoi, Hiroshima, Ho Chi Minh City, Irkutsk, Islamabad, Istanbul, Jakarta, Jeddah, Kathmandu, Khabarovsk, Khudzhand, Kitakyushu, Kuala Lumpur, London, Los Angeles, Manila, Melbourne, Moscow, Nagoga, New York, Niigata, Novosibirsk, Oakland, Osaka, Osh, Paris, Penang, Perth, Phnom Penh, Phuket, San Francisco, Sapporo, Sendai, Seoul, Siem Reap, Singapore, Sydney, Tashkent, Tehran, Tokyo, Toyama, Tbilisi, Vancouver, Vladivostok, Vienna and Yangon.

The Group has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2014, approximately 18.9%% of all ticket sales for the Group’s scheduled flights were made by the Group’s network of sales offices and CSAHC’s affiliates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents a commission of 3.35% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2014, sales by independent sales agents accounted for approximately 81.1% of the Group’s ticket sales of its scheduled flights.

Substantially all of the Group’s sales offices and agents in China are linked electronically to the TravelSky Technology Limited’s computerized ticketing and reservations system, which is in turn linked to all domestic airlines for flights throughout China. The Group has also entered into membership agreements with several international reservation systems, including ABACUS in Southeast Asia, SABRE and GALILEO in the United States, AMADEUS in Europe and INFINI in Japan. These systems facilitate reservations and sales of tickets for the Group’s international flights. In 2008, the Group further improved and optimized its online sales network, and launched Tencent sales counters in cooperation with Tencent Technology Limited, thus expanded the consumer sales network of the Group. Meanwhile, the Group upgraded and reconstructed the SMS platform, which provided SMS information services on mileage, flight schedule, flight status and air ticket price, and launched the "95539" services hotlines.

Cargo

The Group’s cargo and mail services are promoted through its own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, the Group employs a number of cargo agents in the Pearl River Delta region. In 2014, the Group generally pays the cargo agents an average commission of 1.75% of the relevant cargo freight rate for domestic and international services, of which the commission of cargo agents in the Pearl River Delta region is 2.02%.

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

The Group seeks to increase its name recognition by offering new services to passengers. For example, the Group was the first Chinese airline to provide off-airport check-in services. The Group also offered transfer and baggage "through-handling" services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. The Group widened its use of information technology and introduced new services such as cell phone check-in, SMS platforms and online meal booking. In 2014, the Group strengthened the cooperation with Air France-KLM by co-promotion, agent and corporate joint visits and workshops, further integrating resources to benefit to both parties. Along with new route launches of Guangzhou - Changsha - Frankfurt, Guangzhou - New York and Guangzhou - Wuhan - San Francisco, the Group held workshops in the origin and destination cities, announcing our new flights to local agents and clients. Besides, the Group cooperated with government agencies, Tourism Australasia and Tourism New Zealand, to promote and attract people to Australia and New Zealand. In addition, the Group broadcast the first micro film “Dream from the Heart”, successfully expressed its brand, social responsibility and customer-oriented services.

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

The Group seeks to increase its name recognition by offering new services to passengers. For example, the Group was the first Chinese airline to provide off-airport check-in services. The Group also offered transfer and baggage "through-handling" services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. The Group widened its use of information technology and introduced new services such as cell phone check-in and SMS platforms. During the Beijing Olympic Games, the Group launched a special promotion known as "Welcome the Olympic Games with Gold Medal Services" and successfully fulfilled its duties to deliver quality services for the Beijing Olympic Games and Paralympics Games. In 2010, the Group successfully completed its missions to deliver quality services for the 16th Asian Games held in Guangzhou and the World Exposition Shanghai. In preparation for the hosting of the Asian Games, Guangzhou has made a huge investment in urban renovation and the construction of sports facilities. In addition, there was high consumption before, during and after the Asian Games. Ever since the successful bidding for hosting the Asian Games in 2004, Guangzhou has achieved a faster growth and improvement in its economy. Even though during the Asian Games, the aviation market did not show a marked growth trend due to a stricter security policy and there was few changes in the pattern of the normal cycle of travelers entering and leaving Guangzhou in the long run, the Asian Games will have a positive impact on the tourism and the aviation market in Guangzhou to a certain extent.

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

To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the "China Southern Airlines Sky Pearl Club" and the "Xiamen Airlines’ Egret Card Frequent Flyer Program". By the end of 2014, the Group had approximately 25.8 million members (including those of Xiamen Airlines) under these programs.

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

As an airline providing services on international routes, the Group is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between China and various other countries. In addition, China is a contracting state, as well as a permanent member, of the International Civil Aviation Organization (the "ICAO"), an agency of the United Nations established in 1947 to assist in the planning and development of international air transport, and is a party to many other international aviation conventions. The ICAO establishes technical standards for the international aviation industry. The Group believes that it, in all material respects, complies with all such technical standards.

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

A number of Hong Kong routes are operated by Chinese airlines on a "charter" flight basis. Permission to operate these flights is in theory subject to monthly review by the CAAC and the Hong Kong Civil Aviation Department. The CAAC has informally indicated that it primarily considers market demand and airline capability in granting permission for such flights.

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 17, 2015, there were 75 cross-Strait direct passenger flights a week.

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

Air Fare Pricing Policy

Pursuant to "Pricing Reform of Domestic Civil Aviation" as approved by the State Council of the PRC effective on April 20, 2004, prices on domestic routes now fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through a local price bureau, the government now provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform. The CAAC and NDRC issued a notice on April 13, 2010, pursuant to which, effective on June 1, 2010, airlines may set first-class and business-class airfares freely in accordance with market prices, subject to relevant PRC laws. The economy-class airfares remain to be subject to the predetermined range. The CAAC and NDRC further issued a notice, pursuant to which, effective on October 20, 2013, airlines are free to set domestic flights airfares not exceeding up to 25% above the bench mark prices where governmental pricing guidance is applicable. In recent years, there were a series of air fare reform to deregulate the control on the air fare pricing policy step by step.

Published air fares of Chinese airlines for the Hong Kong and Taiwan routes are determined by the CAAC and the relevant civil aviation authorities in Hong Kong or Taiwan. Airlines may offer discounts on flights on their Hong Kong and Taiwan regional routes.

Published air fares of Chinese airlines for international routes (except for Japan) are determined by Chinese airlines at their own discretion, taking into account the international air fare standards established through the International Air Transport Association. For Japan routes, air fares must be approved by the relevant civil aviation authorities in Japan, and discounting of published international air fares is permitted.

Acquisition of Aircraft and Flight Equipment

If a Chinese airline plans to acquire an aircraft, the airline must first seek approval from the CAAC and NDRC. The airline must, as a condition of approval, provide specific acquisition plans, which are subject to modification by the CAAC and NDRC. If the CAAC and NDRC approve an aircraft acquisition, the airline negotiates the terms of the acquisition with the manufacturer together with China Aviation Suppliers Import and Export Corporation ("CASC"), an entity controlled by CAAC, because CASC possesses the license required to import or export aircraft, and CASC receives a commission in respect thereof. Most Chinese airlines are also required to acquire their aircraft engines, spare parts and other flight equipment through CASC. The Company and a few other Chinese airlines are permitted to import jet engines and other flight equipment for their own use without the participation of CASC. In the case of the Company, SAIETC acts as its import agent and receives an agency fee for its services.

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

In the Chinese aviation industry, the three dominant airlines are the Group, Air China Limited (the "Air China") and China Eastern Airlines Corporation Limited (the "China Eastern Airlines"). In 2014, these three airlines together controlled approximately 68% of the commercial aviation market in China as measured by passengers carried.

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

The Group expects that competition in China’s commercial aviation industry will continue to be intense. The Group will also face increasing competition from alternative means of transport, such as highway and rail, as China’s transportation infrastructure improves. In particular, the so-called "Four Longitudinal and One Horizontal" high-speed railways have brought negative impact to the domestic commercial aviation sector.

In June 2011, the Beijing-Shanghai High-Speed Railway commenced operation. We currently have only one daily flight on the Beijing-Shanghai aviation route. The opening of the Beijing-Shanghai High-Speed Railway has had a little direct impact on us. The aviation routes along the way, in particular, short-haul routes have experienced a greater loss of customers, but such losses are within our expectations and have had minimal impact on the entire industry. In December 2012, the Beijing-Guangzhou and Harbin-Dalian High-Speed Railways commenced operation. Currently, the Four Longitudinal High-Speed Railways, including Beijing-Shanghai, Beijing-Guangzhou-Shenzhen, Harbin-Dalian, Shanghai-H hangzhou-Shenzhen High-Speed Railways, have commenced operation. the Four Horizontal High-Speed Railways, including Shijiazhuang-Taiyuan, Jinan-Qingdao, Zhenzhou-Xi'an-Baoji, Nanjing-Wuhan-Chongqing, Hangzhou-Nanchang-Changsha High-Speed Railways, have partly commenced operation, and the rest will be finished at the end of 2015. The expansion of the coverage of this network, improvements in the railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular routes below 800 kilometers. The aggregate high-speed railway mileage in China reached over 16,000 kilometers as of December 31, 2014. The construction of all railways in China’s "Four Longitudinal and Four Horizontal" high-speed railway network is expected to complete by the end of 2015. We expect it will bring further negative impact on the domestic aviation industry.

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

According to CAAC statistics briefing, the following table sets forth the Group’s market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated.

	Passenger Carried		Cargo and Mail Carried (tons)		Total Traffic (tons kilometers)
Year	Industry Total (in millions)	Group's Share (% of total)	Industry Total (in thousands)	Group's Share (% of total)	Industry Total (in billions)	Group's Share (% of total)
2010	267.7	28.6	5,630	19.8	53.8	24.3
2011	292.2	27.6	5,528	20.5	57.3	25.2
2012	319.4	27.1	5,450	22.6	61.0	26.6
2013	354.0	25.9	5,613	22.7	67.2	26.0
2014	391.7	25.8	5,933	24.2	74.9	26.4

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

The following table sets forth the Group’s market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China in 2014 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Beijing	16.9	11.7	17.0

Guangzhou	49.8	32.2	51.2

Shanghai Pudong	8.7	6.4	9.8

Shanghai Hongqiao	13.2	21.6	13.4

Chengdu	12.9	12.8	12.1

Shenzhen	27.7	15.5	25.6

Kunming	12.8	19.0	12.2

Chongqing	23.2	20.2	25.1

Xi’an	15.3	14.6	15.5

Hangzhou	28.0	19.8	28.6

The following table sets forth the Group’s market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above) in 2014 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Changsha	34.9%	39.7%	36.6%

Wuhan	38.2%	37.2%	37.5%

Zhengzhou	37.1%	15.7%	36.5%

Sanya	25.6%	33.6%	26.3%

Haikou	26.0%	33.1%	24.8%

Nanning	31.8%	36.5%	31.1%

Guilin	29.4%	34.5%	30.6%

Zhuhai	44.4%	50.7%	30.9%

Regional Routes

In 2014, the Group conducted a total of 19.86 thousands flights on its regional routes, accounting for approximately 23.7% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China. The Group faces less competition on regional routes than that on domestic and international, and earns higher operating margin. Air China, China Eastern Airlines, Air Macau, Dragon Air and Cathay Pacific Airways compete with the Group in the regional traffic markets.

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

Airline Subsidiaries

The Airline Subsidiaries are joint ventures established by the Company and local companies in the provinces or special economic zones where the Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2014, the Company owns a 51% or 60% equity interest in each of the Airline Subsidiaries.

As of December 31, 2014, Xiamen Airlines operated under its own "MF" code with a fleet of 113 aircraft on 200 domestic routes, 22 international routes and 16 regional routes. In 2014, Xiamen Airlines carried a total of about 20.5 million passengers, or approximately 20.3% of the passengers carried by the Group in that year, and had RMB16,983 million in traffic revenue.

As of December 31, 2014, Shantou Airlines operated under the Group’s "CZ" code with a fleet of 14 aircraft. In 2014, under the centralized allocation of flight routes of the Group, Shantou Airlines carried a total of about 3.1 million passengers, or 3.1% of the passengers carried by the Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2014 was RMB2,534 million.

As of December 31, 2014, Chongqing Airlines operated under the "OQ" code with a fleet of 11 aircraft. In 2014, under the centralized allocation of flight routes of the Group, Chongqing Airlines carried a total of about 2.5 million passengers, or 2.5% of the total number of passengers carried by the Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2014 was RMB1,862 million.

As of December 31, 2014, Zhuhai Airlines operated under the "CZ" code with a fleet of 9 aircraft. In 2014, under the centralized allocation of flight routes of the Group, Zhuhai Airlines carried a total of about 1.6 million passengers, or approximately 1.6% of the total number of passengers carried by the Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2014 was RMB1,491 million.

As of December 31, 2014, Guizhou Airlines operated under the "CZ" code with a fleet of 16 aircraft. In 2014, under the centralized allocation of flight routes of the Group, Guizhou Airlines carried a total of about 2.6 million passengers, or approximately 2.6% of the total number of passengers carried by the Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB2,271 million for the year ended December 31, 2014.

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

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$65,370) per passenger. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. The Group believes that it maintains adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which the Group is subject to.

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

Intellectual Property

The Group’s businesses and operations, other than the businesses and operations of Xiamen Airlines and Chongqing Airlines, are conducted under the names "China Southern" and "China Southern Airlines" in both English and Chinese. The Group uses as its logo a stylized rendition of a kapok plant. Xiamen Airlines conducts its businesses and operations under the name of "Xiamen Airlines" in English and Chinese and uses its own logo depicting a stylized rendition of an egret. Chongqing Airlines conducts its business and operations under the name of "Chongqing Airlines" in English and Chinese and uses its own logo depicting a cross of two rivers.

We own various trademarks and trade names related to our business. The names "China Southern" and "China Southern Airlines" contain Chinese words of common usage and are therefore not eligible for registration as trade names under current Chinese law. The kapok logo is a trademark registered in China and recorded with the International Air Transport Association ("IATA"), the rights to which are owned by CSAHC. The Company and CSAHC have entered into a trademark license agreement (the "Trademark License Agreement"), pursuant to which CSAHC has licensed to the Group the right to use the names "China Southern" and "China Southern Airlines" in both English and Chinese and granted the Company a ten-year renewable license from 1997 to use the kapok logo on a world-wide basis. CSAHC has retained the right to use the kapok logo in connection with its non-airline related businesses conducted as of the date of the Trademark License Agreement and to permit its affiliates that do not compete, directly or indirectly, with the Group to use the kapok logo. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May of 2007, the Trademark License Agreement has been automatically renewed by the two parties for another ten-year term ending 2017. Xiamen Airlines owns all rights to its egret logo, which is a trademark registered in China, and recorded with the IATA. Chongqing Airlines also owns all rights to its logo, which is a trademark registered in China, and recorded with the IATA.

C.	Organizational Structure

The following chart illustrates the corporate structure of the Group as of December 31, 2014 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, associates and jointly controlled entities.

Note a: Including 12.89% ownership interest held by CSA’s subsidiaries.

The particulars of the Group’s principal subsidiaries as of December 31, 2014 are as follows:

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

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2014 are as follows:

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

For a discussion of the Group’s aircraft, see Item 4 "Information on the Company — History and development of the Company — Aircraft Acquisitions."

The Company’s headquarters in Guangzhou occupy an area of approximately 1,172,531 square meters of land and a total gross floor area of approximately 691,355 square meters. The Company leases from CSAHC the land in Guangzhou on which the Company’s headquarters and other facilities are located. The Company also leases from CSAHC certain buildings mainly at the Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.

The Company’s principal properties are located at its headquarters site and at its route bases. The following table sets forth certain information with respect to the Company’s properties at its headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	1,172,531	88,929	691,355	47,540
Shenzhen	256,280	—	101,502	—
Zhuhai	179,415	30,000	61,973	3,047
Changsha	302,794	11,386	97,100	8,860
Zhengzhou	449,290	—	73,391	9,270
Haikou	332,961	12,497	65,231	1,288
Wuhan	16,712	47,882	36,429	37,491
Nanyang	—	—	12,156	60,035
Sanya	106,680	—	38,513	5,421
Shenyang	142,199	39,582	130,303	64,804
Dalian	—	158,240	36,188	32,862
Jilin	134,488	65,076	78,536	7,767
Harbin	5,381	267,872	40,599	33,871
Xinjiang	2,143	631,094	137,932	3,396
Guangxi	108,133	—	61,093	2,892
Beijing	85,453	—	49,314	19,790
Shanghai	42,292	—	35,512	7,253
Chengdu	—	—	1,964	209
Sydney	—	—	1,151	2,449

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Xiamen Airlines	1,534,087	—	723,851	51,290
Shantou Airlines	260,639	53,000	73,499	2,407
Zhuhai Airlines	99,306	—	52,793	2,954
Guizhou Airlines	259,879	—	20,783	4,884
Chongqing Airlines	82,449	—	8,943	3,660

As systems for registration and transfer of land use rights and related real property interests in China have been implemented relatively recently, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters and other facilities are located and the buildings that the Company uses at its route bases in Wuhan and Haikou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by the Group that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair the ability of the Group to dispose of or mortgage such land use rights and buildings. As of April 17, 2015, the Group was in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Nanning, Hunan, Beijing, Shanghai, Sanya, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu and Shantou in which the Group has interests and for which such certificates have not been granted. The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the Financial Statements of the Group contained elsewhere in this Annual Report. The Group maintains its books and accounts in accordance with the Accounting Standards for Business Enterprises-Basic Standard and 38 Specific Standards, application guidance, bulletins and other relevant accounting regulations (collectively "PRC GAAP") and prepares its financial statements in accordance with both PRC GAAP and IFRSs. The Financial Statements contained elsewhere in this Annual Report have been prepared in accordance with IFRSs.

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

Impairment for Long-lived Assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

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

Income tax

Significant judgment is required in determining the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional tax will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

Retirement benefits

According to IAS 19, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Company believes the payments to those retirees who retired before the establishment of Pension scheme (as defined in Note 49 (a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time (Note 14).

Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRSs is presented in Note 2 to the consolidated financial statements.

Overview

During the reporting period, a series of challenges existed including complex and volatile international economic environment, China’s economic slowdown, the global aviation accidents, more intense competition in domestic civil aviation industry, the impact of high-speed rail, foreign exchange losses. Faced with the difficult operating environment, the Company adhered to its stable development philosophy, strengthened safety management system, enhanced the management level of refined marketing, and steadily promoted strategic transformation and internationalization, actively enhanced brand service impact, which had effectively resolved adverse factors including complex and volatile market, shortage of development resources, competitive pressures. The Company’s overall competitiveness continued to grow.

Operational Safety and Fleet Development

During the reporting period, the Group further refined safety measures against accident prevention, established an air traffic control real-time monitoring and coordination mechanism, and carried out route optimization. Operational control level was significantly improved. The Group continued to maintain the best safety record among Chinese airlines. In 2014, we completed 2.02 million hours of flight transportation, accumulated 13.52 million safe flight hours, 12,486 hours of general aviation service, continuously maintained 182 consecutive months of aviation safety and 246 consecutive months of aviation security.

During the reporting period, the Group continued to optimize the fleet structure. 64 aircraft were introduced, 17 old aircraft were sold and 7 leased aircraft were returned. In August 2014, the Group became the first among Chinese airlines with a fleet of over 600 aircraft, ranked fifth in the world, first in Asia, creating a new historical starting point.

Hub Network and Services

During the reporting period, the Group actively expanded route network to further improve global route layout. We launched intercontinental routes including Guangzhou – New York, Guangzhou – Changsha – Frankfurt, Guangzhou – Wuhan – Moscow, Guangzhou – Wuhan – San Francisco, and increased frequency of flight to Europe, America, Australia and New Zealand, and Southeast Asia. Domestic capacity was also optimized. A pattern with domestic and international mutual complement and mutually supportive hub bases were initially formed.

During the reporting period, the Group continued to improve hub construction and hub operation service, which further highlighted the results of the strategic transformation. By the end of 2014, Hub Control Center (HCC) of Guangzhou and Urumqi commenced operation, respectively. Capacity concentration of the four largest hubs, i.e., Guangzhou, Beijing, Urumqi and Chongqing reached 67.9%. Passengers transit on-time rate increased two percentage points to 97.8%. Transit ratio of passengers of major international routes exceeded 55%. International transit passengers increased by 7.3% as compared with last year.

During the reporting period, the Group increased investment both in hardware and software, continued to create and improve our product and service, so as to constantly improve passenger experience. We launched a series of personalized services and products, such as the launch of “Mu Mian Tong Fei” for unaccompanied children, and “Health and Love” series of health travel products for Los Angeles routes; upgraded pearl economy class service with exclusive Samsung PAD, special tableware and various cuisines; further improved meal service and launched Auckland chef cooperation projects, to enhance the meal quality of international long-haul routes; continuously upgraded in-flight entertainment equipment, and updated 10-12 Hollywood movies each month.

Passenger Business

During the reporting period, the Group actively responded to market changes and focused on matching capacity and revenue, in order to further enhance its level of operations. In 2014, the total number of passengers reached 101 million, representing an increase of 9.9% as compared with last year, which was the first airlines in China.

We further strengthened market forecast, refined procedural management, explored regional management, and implemented differentiated marketing strategy to enhance the matching between capacity and market. During the reporting period, network & revenue department and E-commerce department were established. Channel control model was gradually improved, as new marketing tools were familiarized. The company’s direct sale revenue from website increased 2.2% as compared with last year. The total number in fans of social media has reached 6.28 million, ahead of our domestic competitors.

We continued to improve marketing services and strengthened frequent flyer marketing to enhance quality management of the major account. In 2014, our revenue from frequent flyer was RMB28.54 billion, representing an increase of 5.8% as compared with last year. Call center platform achieved sales revenue of RMB5.83 billion, representing an increase of 4.1% as compared with last year, with the satisfaction rate reached 97.74%. We obtained three significant awards, including “Best Call Center Award 2013-2014”, “China’s Best Call Center Service Marketing Team 2013-2014” and “China’s Call Center Best Solution Award 2013-2014”.

We continued to optimize the structure of international passengers and enhance the international sales ability. In 2014, the load factor of first class and business class of the international routes improved 6.6 percentage points as compared with last year, revenue grew 25.3% as compared with last year, TMC (travel management companies) international sales grew 16.5%, of which high yield revenue grew 12.9%, accounted for 45.5% of the total revenue.

Freight Business

During the reporting period, domestic demand for logistics continued to increase due to rapid development of E-commerce. The international freight market also appeared to pick up. The Group seized the opportunities, improved cost efficiency, strived to improve management level of freight business, and was awarded the “China Logistics Industry Brand Value Top 100 2014” and the “China’s Top Ten Logistics Enterprises 2014.”

We actively promoted the E-freight project, endeavored to promote the “China Southern Express” products, enhanced operational efficiency, and improved management quality. At present, the domestic application of electronic waybill of the Company ranks second in the global aviation industry. Annual sales revenue of “China Southern Express” products was RMB210 million, representing an increase of 65% as compared with last year.

We strengthened cooperation with courier and E-commerce corporate headquarters, caught the cross-border E-commerce opportunities, actively expanded the transport of international mail and parcel. Annual volume of cooperation with SF Express amounted to 81,000 tonnes, representing an increase of 15.5% as compared with last year; international mail traffic revenue grew 99% and 97%, respectively, representing an increase of RMB160 million as compared with last year. We also further promoted cooperation with major account. Number of international headquarter partners reached 11, with the revenue of RMB1.3 billion, representing an increase of 19% as compared with last year.

General Aviation

During the reporting period, the Group completed 98,165 general aviation person-time passengers of transportation, representing an increase of 9.7% as compared with last year; achieved general aviation revenue of RMB576 million, representing an increase of 19% as compared with last year; and achieved 10 consecutive years of making profit.

During the reporting period, we actively explored cooperation and research for general aviation projects, including Guangzhou – Macau unscheduled charter flights, ranger service in the northeast, Lijiang helicopter air tour, Heyuan, Huizhou power line patrol, and also launched the research of general aviation training business in Nanyang, Henan, travel medical and rescue services and other feasible cooperative projects.

In November 2014, in order to consolidate our traditional strengths in maritime logistics services, and take advantage of favorable market opportunity to actively develop other navigation services, and cultivate new business growth chances for the company, the Board approved the restructuring of Zhuhai Helicopter Branch and established a wholly-owned subsidiary named Southern Airlines General Aviation Company Limited to promote the development of the Company’s general aviation operations and enhance its competitiveness in general aviation market.

Strategic Cooperation and Staff Development

During the reporting period, the Group further strengthened cooperation with different parties to consolidate development foundation. We entered into strategic cooperation agreements with CITIC Group, the city of Los Angeles and the Oakland Airport, continued to deepen cooperation with airline companies within or outside the Skyteam Alliance, made use of opportunities including domestic and international forums, sports and cultural events, to effectively promote the brand of “China Southern”. By the end of 2014, through code sharing with Qantas and Czech Airlines, we shared codes with 18 domestic and international airlines for 379 routes, increased 109 international destinations. Through the close cooperation with partners such as Sydney Festival, Melbourne Festival and Melbourne Football Club, our influence and reputation in the Australian market was effectively raised. By increasing cooperation with foreign rail transport companies, new products, interline service products were constantly launched.

During the reporting period, the Group focused on staff development and innovated staff training. By optimizing our training system, implementing key projects and strengthening process management, etc., we focused on strengthening the Company’s business personnel, management personnel and international personnel training, to ensure that staff will grow with the Company. In 2014, the Company carried out a variety of 7,529 training programmes, trained 290,000 person-times, including training frontline operational staff of approximately 230,000 person-times, achieving about 86% training coverage. The Company also developed staff online learning platform applications, including 159 online courses and 1,160 micro courses, to facilitate self-enhancement of staff anytime and anywhere.

During the reporting period, the Group further enhanced internationalization brought by staff, promoted exchanges between domestic and foreign employees. The Company currently has 90 pilots from 19 countries and 203 cabin crew from six different nationalities including Japanese, Korean, French, Dutch, Australian and Malay. Hiring foreign crew on one hand gives full play to their home friendly service, on the other hand promotes cultural understanding as well as dining habits and society features through cooperation between domestic and foreign staff, so they can better serve our international customers.

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

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses are fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Net exchange gains of RMB2,903 million was recorded in 2013 mainly due to Renminbi appreciated significantly against U.S. dollar in 2013. Our net exchange losses of RMB292 million was recorded in 2014 as Reminbi depreciated slightly against U.S. dollar in 2014.

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

In late 2014 and early 2015, we learned that certain former executives were and remain the subject of investigation by PRC authorities. See "Risk Factors - We have experienced incidents of employee personal misconduct in the past, and may be unable to prevent similar incidents in the future, which could adversely impact our reputation and our business". Upon learning of this information, we took a number of steps to determine the appropriate response, and learn whether the alleged personal misconduct of these former executives had impacted the Company’s financial condition or results of operations or internal control over financial reporting. These steps included efforts to seek clarification from the investigating authorities regarding the alleged personal misconduct of the former executives and performance of a detailed review of those areas which may be impacted. Additionally, our Audit Committee retained outside counsel, a major international law firm, and independent forensic accountants from an accounting firm unrelated to our external auditors, to gain an understanding of whether the alleged personal misconduct of the former executives had any impact on the Company’s financial condition, results of operations or internal control over financial reporting.

As of the date of this Annual Report, our management has completed its review and the Audit Committee has completed its investigation and analysis of the information provided by the external experts it retained and has reported to the Board of Directors regarding its findings. Based on our careful evaluation of the results of such work performed and the investigative findings, we do not believe that the alleged personal misconduct of the former executives had a material impact on our financial condition, results of operations or our internal control over financial reporting.

In response to learning of the alleged personal misconduct of the former executives, the Group has decided to enhance further its corporate governance and processes control environment in an effort to reduce, to the maximum extent possible, the chance that personal misconduct of this type of event might recur in future periods with other of our employees or management. We are currently working to determine the procedures and policies that we will implement to accomplish this goal. We expect that our enhanced measures to include additional training programs tailored to our employees' area of responsibilities. While we know that we can never completely eliminate the possibility that an employee or manager will engage in inappropriate or illegal personal misconduct, we believe our policies and procedures will minimize the chance of that happening.

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,			2014 vs. 2013 % increase	2013 vs. 2012 % increase
Traffic	2014	2013	2012	(decrease)	(decrease)
RPK (million)
Domestic	127,681.88	116,105.71	107,278.56	9.97	8.2
Regional	3,214.52	2,574.27	2,536.91	24.87	1.5
International	35,732.78	29,736.57	25,719.26	20.16	15.6
Total	166,629.18	148,416.55	135,534.73	12.27	9.5
RTK (million)
Domestic	12,916.60	11,765.27	10,924.30	9.79	7.7
Regional	300.65	241.05	242.43	24.73	(0.6)
International	6,562.71	5,462.27	4,993.39	20.15	9.4
Total	19,779.96	17,468.59	16,160.12	13.23	8.1
Passengers carried (thousand)
Domestic	89,363.18	82,172.28	77,634.23	8.75	5.9
Regional	2,385.37	2,019.28	1,928.54	18.13	4.7
International	9,170.47	7,599.41	6,922.22	20.67	9. 8
Total	100,919.02	91,790.97	86,484.99	9.94	6.1
Cargo and mail carried (thousand tons)
Domestic	1,014.90	923.73	890.38	9.87	3.8
Regional	16.40	13.70	15.66	19.71	(12.5)
International	401.95	338.92	325.82	18.60	4.0
Total	1,433.25	1,276.35	1,231.86	12.29	3.6

	Year ended December 31,			2014 vs. 2013 %increase	2013 vs. 2012 %increase
Capacity	2014	2013	2012	(decrease)	(decrease)
ASK (million)
Domestic	160,482.40	144,732.62	131,821.86	10.88	9.8
Regional	4,379.07	3,594.29	3,464.29	21.83	3.8
International	44,945.99	38,472.93	34,282.98	16.82	12.2
Total	209,807.46	186,799.84	169,569.13	12.32	10.2
ATK (million)
Domestic	18,640.00	16,486.17	15,069.70	13.06	9.4
Regional	497.79	407.59	396.74	22.13	2.7
International	9,315.94	8,058.23	7,598.25	15.61	6.1
Total	28,453.73	24,951.99	23,064.69	14.03	8.2
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	79.6	80.2	81.4	(0.8)	(1.4)
Regional	73.4	71.6	73.2	2.5	(2.2)
International	79.5	77.3	75.0	2.9	3.0
Overall	79.4	79.4	79.9	(0.1)	(0.6)
Overall load factor (RTK/ATK) (%)
Domestic	69.3	71.4	72.5	(2.9)	(1.6)
Regional	60.4	59.1	61.1	2.1	(3.2)
International	70.4	67.8	65.7	3.9	3.1
Overall	69.5	70.0	70.1	(0.7)	(0.1)
Yield
Yield per RPK (RMB)
Domestic	0.60	0.61	0.69	(1.6)	(11.6)
Regional	0.78	0.84	0.84	(7.1)	-
International	0.50	0.50	0.53	-	(5.7)
Overall	0.58	0.59	0.66	(1.7)	(10.6)
Yield per RTK (RMB)
Domestic	6.10	6.24	6.96	(2.2)	(10.3)
Regional	8.64	9.33	9.20	(7.4)	1.4
International	3.50	3.49	3.57	0.3	(2.2)
Overall	5.27	5.42	5.95	(2.8)	(8.9)
Financial
Passenger revenue (RMB million)
Domestic	76,647	71,277	73,845	7.5	(3.5)
Regional	2,497	2,162	2,133	15.5	1.4
International	18,001	14,832	13,566	21.4	9.3
Total	97,145	88,271	89,544	10.1	(1.4)
Cargo and mail revenue (RMB million)	7,183	6,413	6,556	12.0	(2.2)

A.	Operating Results

The historical results of operations discussed below may not be indicative of the Group’s future operating performance. In addition to the factors discussed under "Overview" above, the Group’s future operations will be affected by, among other things, changes in the aviation market, the cost of jet fuel, aircraft acquisition and leasing costs, aircraft maintenance expenses, take-off and landing charges, wages, salaries and benefits and other operating expenses, foreign exchange rates and the rates of income taxes paid.

2014 Compared With 2013

The profit attributable to equity shareholders of the Company of RMB1,777 million was recorded in 2014 as compared to the profit attributable to equity shareholders of the Company of RMB1,986 million in 2013. The Group’s operating revenue increased by RMB10,037 million or 10.2% from RMB98,547 million in 2013 to RMB108,584 million in 2014. Passenger load factor was 79.4% in 2014 which was stable compared to 79.4% in 2013. Passenger yield (in passenger revenue per RPK) decreased by 1.7% from RMB0.59 in 2013 to RMB0.58 in 2014. Average yield (in traffic revenue per RTK) decreased by 2.8% from RMB5.42 in 2013 to RMB5.27 in 2014. Operating expenses increased by RMB7,746 million or 7.9% from RMB98,280 million in 2013 to RMB 106,026 million in 2014. Operating profit of RMB4,748 million was recorded in 2014 as compared to operating profit of RMB1,510 million in 2013, increased by RMB3,238 million.

Operating Revenue

	2014		2013
	Operating revenue		Operating revenue		Change in
	RMB million	Percentage %	RMB million	Percentage %	revenue %
Traffic revenues	104,328	96.1	94,684	96.1	10.2
Including: Passenger revenues	97,145		88,271		10.1
– Domestic	76,647		71,277		7.5
– Hong Kong, Macau and Taiwan	2,497		2,162		15.5
– International	18,001		14,832		21.4
Cargo and mail revenues	7,183		6,413		12.0
Other operating revenues	4,256	3.9	3,863	3.9	10.2
Mainly including: Commission income	1,335		1,040		28.4
Ground services income	293		349		(16.1)
Expired sales in advance of carriage	459		684		(32.9)
General aviation income	576		484		19.0
Hotel and tour operation income	508		565		(10.1)
Total operating revenues	108,584	100.0	98,547	100.0	10.2
Less: fuel surcharge income	(13,746)		(13,062)

Total operating revenue excluding fuel surcharge	94,838		85,485

Traffic revenue composition

	2014		2013
	Traffic revenue		Traffic revenue		Change in traffic
	RMB million	Percentage %	RMB million	Percentage %	revenue %
Passenger Revenues	97,145	93.1	88,271	93.2	10.1
Cargo and Mail Revenues	7,183	6.9	6,413	6.8	12.0
Traffic revenues	104,328	100.0	94,684	100.0	10.2

Passenger revenue composition

	2014		2013
	Passenger revenue	Percentage	Passenger revenue	Percentage	Change in passenger revenue
	RMB million	%	RMB million	%	%
Domestic	76,647	78.9	71,277	80.8	7.5
Hong Kong, Macao and Taiwan	2,497	2.6	2,162	2.4	15.5
International	18,001	18.5	14,832	16.8	21.4

Passenger revenue	97,145	100.0	88,271	100.0	10.1

Substantially all of the Group’s operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 96.1% and 96.1% of total operating revenue in 2014 and 2013 respectively. Passenger revenue and cargo and mail revenue accounted for 93.1% and 6.9% respectively of the total traffic revenue in 2014. During the reporting period, the Group’s total traffic revenues was RMB104.328 million, representing an increase of RMB 9,644 million or 10.2% from prior year, mainly due to the increase of RPK by 12.27% which leads to the increase of passenger revenues. The other operating revenue is mainly derived from commission income, expired sales in advance of carriage hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to a 10.1% increase in passenger revenue from RMB88,271 million in 2013 to RMB97,145million in 2014. The total number of passengers carried increased by 9.9% to 101 million passengers in 2014. RPKs increased by 12.3% from 148,417 million in 2013 to 166,629 million in 2014, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.59 in 2013 to RMB 0.58 in 2014, which is mainly due to a slightly fell of domestic passenger ticket prices.

Domestic passenger revenue, which accounted for 78.9% of the total passenger revenue in 2014, increased by 7.5% from RMB 71,277 million in 2013 to RMB 76,647 million in 2014. Domestic passenger traffic in RPKs increased by 10.0%, while passenger capacity in ASKs increased by 10.9%, resulting in a decrease in passenger load factor by 0.6 percentage points from 80.2% in 2013 to 79.6% in 2014. Domestic passenger yield per RPK decreased from RMB0.61 in 2013 to RMB0.60 in 2014.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.6% of total passenger revenue, increased by 15.5% from RMB2,162 million in 2013 to RMB 2,497 million in 2014. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 24.9%, while passenger capacity in ASKs increased by 21.8%, resulting in an increase in passenger load factor by 1.8 percentage points from 71.6% in 2013 to 73.4% in 2014. Passenger yield per RPK decreased from RMB0.84 in 2013 to RMB0.78 in 2014.

International passenger revenue, which accounted for 18.5% of total passenger revenue, increased by 21.4% from RMB14,832 million in 2013 to RMB18,001 million in 2014. For international flights, passenger traffic in RPKs increased by 20.2%, while passenger capacity in ASKs increased by 16.8%, resulting in a 2.2 percentage points increase in passenger load factor from 77.3% in 2013 to 79.5% in 2014. Passenger yield per RPK remained at RMB0.50 in 2013 and 2014.

Cargo and mail revenue, which accounted for 6.9% of the Group’s total traffic revenue and 6.6% of total operating revenue, increased by 12.0% from RMB6,413 million in 2013 to RMB7,183 million in 2014. The increase was attributable to the increase of cargo and mail in RTKs by 16.8% as the demand in the cargo market was warming up.

Other operating revenue increased by 10.2% from RMB3,863 million in 2013 to RMB4,256 million in 2014. The increase was primarily due to the general growth in income from commission and general aviation.

Operating Expenses

Total operating expenses in 2014 amounted to RMB106,026 million, representing an increase of RMB7,746 million or 7.9% over 2013, primarily due to the total effect of increases in jet fuel cost, payroll, landing and navigation fees, and depreciation and amortisation. Total operating expenses as a percentage of total operating revenue was 97.6 % in 2014 and 99.7% in 2013.

	2014		2013
	Operating expense RMB million	Percentage %	Operating expense RMB million	Percentage %	Change in operating expenses %
Flight operations	58,901	55.6	54,010	55.0	9.1
Mainly including: Jet fuel costs	37,728		35,538		6.2
Aircraft operating lease charges	5,383		4,767		12.9
Flight personnel payroll and welfare	6,803		5,799		17.3
Maintenance	8,304	7.8	7,805	7.9	6.4
Aircraft and traffic servicing expenses	16,402	15.5	15,091	15.4	8.7
Promotion and selling expenses	7,841	7.4	7,754	7.9	1.1
General and administrative expenses	2,337	2.2	2,470	2.5	(5.4)
Depreciation and amortization	10,828	10.2	9,347	9.5	15.8
Impairment on property, plant and equipment	215	0.2	536	0.5	(59.9)
Others	1,198	1.1	1,267	1.3	(5.4)
Total operating expenses	106,026	100.0	98,280	100.0	7.9

Flight operations expenses, which accounted for 55.6% of total operating expenses, increased by 9.1% from RMB54,010 million in 2013 to RMB58,901 million in 2014, primarily as a result of increase in RTK due to the increase of capacity. Jet fuel costs, which accounted for 64.1% of flight operations expenses in 2014, increased by 6.2% from to RMB35,538 million in 2013 to RMB37,728 million in 2014.

Maintenance expenses, which accounted for 7.8% of total operating expenses, increased by 6.4% from RMB7,805 million in 2013 to RMB8,304 million in 2014. The increase was mainly due to the expansion of the fleet by increasing 53 aircraft.

Aircraft and traffic servicing expenses, which accounted for 15.5% of total operating expenses, increase by 8.7% from RMB15,091 million in 2013 to RMB16,402 million in 2014. The increase was primarily due to a 10.4% rise in landing and navigation fees from RMB9,510 million in 2013 to RMB10,496 million in 2014, resulted from the increase in number of flights due to the increase of capacity.

Promotion and selling expenses, which accounted for 7.4% of total operating expenses, increased by 1.1% from RMB7,754 million in 2013 to RMB7,841million in 2014.

General and administrative expenses, which accounted for 2.2% of the total operating expenses, decreased by 5.4% from RMB2,470 million in 2013 to RMB2,337million in 2014.

Depreciation and amortization, which accounted for 10.2% of total operating expenses, increased by 15.8% from RMB9,347 million in 2013 to RMB10,828million in 2014, mainly due to the increase of 53 aircraft and flight equipment.

Operating Profit

Operating profit of RMB4,748 million and RMB1,510 was recorded in 2014 and 2013 respectively. The increase in profit was mainly due to the net effect of increase in operating revenue by RMB10,037 million or 10.2% in 2014 and increase in operating expenses by RMB7,746million or 7.9%.

Other Income or Expenses

Other net income increased by RMB947million from RMB1,243 million in 2013 to RMB2,190 million in 2014, mainly due to the increase of government grants and gain on disposal of aircrafts.

Interest expense increased by RMB542 million from RMB1,651 million in 2013 to RMB2,193 million in 2014 was mainly due to the increase in number of aircraft held through a finance lease and the increase of interest payment of borrowings.

Net exchange losses of RMB292 million was recorded in 2014 as RMB depreciated slightly against US dollar in 2014. Net exchange gains of RMB2,903 million was recorded in 2013 mainly due to RMB appreciated significantly against US dollar in 2013.

Income Tax

Income tax expense of RMB668 million was recorded in 2014, decreased by RMB66 million from RMB734 million in 2013, mainly due to the decrease of profit before income tax.

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

As of December 31, 2014, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB187.1 billion to the Group. As of December 31, 2014, an approximate amount of RMB126.7 billion was unutilized. As of December 31, 2014 and 2013, the Group’s cash and cash equivalents totaled RMB15,414 million and RMB11,748 million, respectively.

Net cash inflows from operating activities in 2014, 2013 and 2012 were RMB13,570 million, RMB9,703 million and RMB11,704 million, respectively. Operating cash inflows of the Group are primarily derived from the provision of air transportation and related service for customers. The increase of operating cash inflows of the Group was mainly due to the increase of passenger revenue. The vast majority of tickets are purchased prior to the day on which transportation is provided. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and traffic servicing, etc.

Net cash used in investing activities in 2014, 2013 and 2012 was RMB9,760 million, RMB12,205 million and RMB12,153 million, respectively. Cash capital expenditures in 2014, 2013 and 2012 were RMB8,649 million, RMB12,308 million and RMB15,733 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings used in operations.

Financing activities resulted in net cash (outflows)/inflows of RMB(131)million, RMB4,168 million and RMB668 million in 2014, 2013 and 2012, respectively. Net cash inflow from new bank and other loans and repayments of bank and other loans amounted to RMB1,362 million, RMB7,081 million and RMB4,407 million in 2014, 2013 and 2012, respectively. The additions of bank loan were used for capital expenditures and general working capital. Repayment of capital leases in 2014, 2013 and 2012 was RMB4,072 million, RMB2,895 million and RMB1,978 million, respectively, resulting from the increase of aircraft acquisitions under capital leases.

As of December 31, 2014, the Group’s aggregate long-term bank and other loans and obligations under capital leases (including loans and capital leases obligations due within one year) totaled RMB102,713 million. In 2015, 2016, 2017, 2018 and thereafter, amounts payable under such loans and obligations will be RMB16,728 million, RMB22,713 million, RMB19,638 million, RMB8,422 million and RMB35,212 million respectively. Such borrowings were denominated in U.S. dollars, Singapore dollars and Japanese Yen with a significant portion being floating interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies primarily results from its foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2014, the Group’s short-term bank loans were RMB10,243 million. The Group’s weighted average interest rate on short-term bank loans was 3.3% per annum as of December 31, 2014. The primary use of the proceeds of the Group’s short-term bank loans is to finance working capital and capital expenditure needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

As of December 31, 2014, the Group had obligations under operating leases totaling RMB28,798 million, predominately for aircraft. Of such amount, RMB5,072 million, RMB4,732 million, RMB4,098 million, RMB3,641 million, RMB3,025 million and RMB8,230 million, respectively, is due in 2015, 2016, 2017, 2018, 2019 and thereafter.

As of December 31, 2014, the Group had a working capital deficit of RMB26,545 million, as compared to a working capital deficit of RMB28,640 million as of December 31, 2013. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and renewal of short-term bank loans to meet its short-term liquidity and working capital needs. In 2015 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditure. As of December 31, 2014, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB187,133 million (2013: RMB166,270 million), of which approximately RMB126,703 million (2013: RMB120,904 million) was unutilized.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2015. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank financing which may impact the operations of the Group during the next twelve-month period. The directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

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

As of December 31, 2014, the Group had capital commitments as follows:

	2015	2016	2017	2018	2019 and afterwards	Total
	(RMB million)
Acquisition of aircraft and related equipment	18,146	11,628	10,081	7,552	12,060	59,467
Others	2,839	947	1,170	103	63	5,122
Total capital commitments	20,985	12,575	11,251	7,655	12,123	64,589

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2014, the cash and cash equivalents of the Group totaled RMB15,414 million. Of such balance, 11.5% was denominated in U.S. Dollars, Hong Kong Dollars, Australian Dollars, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB126,703million, the Group expects that it will have sufficient funding sources to meet its cash requirements in the foreseeable future.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under commitments as of December 31, 2014.

		As of December 31, 2014 Payment due by period				As of December 31, 2013
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years	Total

Short-term bank loans and ultra-short-term bills(note 1)	10,343	10,343	-	-	-	14,552
Long-term bank and other loans (note 1)	55,846	11,950	31,770	7,086	5,040	46,744
Obligations under capital leases	56,577	7,312	13,971	10,949	24,345	39,431
Operating lease commitments	28,798	5,072	8,830	6,666	8,230	26,222
Aircraft purchase commitments (Note 2)	59,467	18,146	21,709	7,552	12,060	47,651
Other capital commitments	5,122	2,839	2,117	103	63	3,702
Investment commitments	70	70	-	-	-	70
Total	216,223	55,732	78,397	32,356	49,738	178,601

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2014.

Note 2 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Senior Management and Employees

The following table sets forth certain information concerning directors, senior management and supervisors of the Company. There were certain changes in the Company’s directors, senior management and supervisors as of April 17, details of which are set forth below.

Name	Position	Gender	Age
Si Xian Min	Chairman of the Board, Non-executive Director	Male	57
Tan Wan Geng	Executive Director, Vice Chairman of the Board and President	Male	50
Wang Quan Hua	Non-executive Director	Male	60
Yuan Xin An	Non-executive Director	Male	58
Yang Li Hua	Non-executive Director	Female	59
Zhang Zi Fang	Executive Director and Executive Vice President	Male	56
Li Shao Bin	Executive Director	Male	49
Wei Jin Cai	Independent Non-executive Director	Male	65
Ning Xiang Dong	Independent Non-executive Director	Male	49
Liu Chang Le	Independent Non-executive Director	Male	63
Tan Jin Song	Independent Non-executive Director	Male	50
Pan Fu	Chairman of the Supervisory Committee	Male	52
Li Jia Shi	Supervisor	Male	53
Zhang Wei	Supervisor	Female	48
Yang Yi Hua	Supervisor	Female	54
Wu De Ming	Supervisor	Male	57
Ren Ji Dong	Executive Vice President	Male	50
Liu Qian	Executive Vice President	Male	50
Dong Su Guang	Executive Vice President	Male	61
Wang Zhi Xue	Executive Vice President and Chief Pilot	Male	53
Hu Chen Jie	Chief Information Officer	Male	46
Su Liang	Chief Economist	Male	52
Chen Wei Hua	Chief Legal Adviser	Male	48
Guo Zhi Qiang	COO Marketing & Sales	Male	51
Yuan Xi Fan	Chief Engineer	Male	52
Li Tong Bin	Chief Engineer	Male	52
Xie Bing	Company Secretary	Male	43
Feng Hua Nan	COO Flight Safety	Male	51
Xiao Li Xin	Chief Accountant and Chief Financial Officer	Male	48

Note 1. On April 30, 2014, the Board approved that Mr. Dong Su Guang ceased to be the Executive Vice President of the Company due to retirement. On April 30, 2014, the Board approved that Mr. Yuan Xi Fan ceased to be the Chief Engineer of the Company due to work arrangement and the Board also approved to appoint Mr. Li Tong Bin as the Chief Engineer of the Company. On August 15, 2014, the Board approved to appoint Mr. Feng Hua Nan as the COO Flight Safety of the Company. On February 27, 2015, the Board approved to remove the office of Mr. Hu Chen Jie as the Chief Information Officer of the Company. On March 25, 2015, Mr. Wang Quan Hua tendered his resignation as the Non-executive Director due to retirement; on March 27, 2015, the Board appointed Mr. Xiao Li Xin as the Chief Accountant and Chief Financial Officer of the Company. On April 9, 2015, Mr. Wei Jin Cai has tendered his resignation as an Independent Non-executive Director to the Board which shall take effect upon the date of the effective appointment of the new independent non-executive Director.

Note 2. On December 30, 2014, the Board approved to remove the offices of Mr. Chen Gang as the Executive Vice President of the Company and Mr. Tian Xiao Dong as the COO Flight Operations of the Company as they were under investigation on suspicion of job-related crimes. On January 5, 2015, Mr. Xu Jie Bo tendered his resignation as the Director, and the Board approved to remove the office of Mr. Xu Jie Bo as the Executive Vice President, Chief Financial Officer and Chief Accountant of the Company as he was under investigation on suspicion of job-related crimes. On January 5, 2015, the Board approved to remove the office of Mr. Zhou Yue Hai as the Executive Vice President of the Company as he was under investigation on suspicion of job-related crimes.

Board of Directors

Mr. Si Xian Min, aged 57, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the Director of the Political Division of China Southern Airlines Henan Branch; as the Party Secretary and Vice President of Guizhou Airlines Company Limited; as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since December 31, 2004, Mr. Si has been the Director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

Mr. Tan Wan Geng, aged 50, graduated from Zhongshan University, majoring in economic geography, with qualification of postgraduate degree. Mr. Tan began his career in civil aviation in 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China (CAAC), and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007; the Party Member of CSAHC and the Party Secretary and Executive Vice President of the Company from February 2007 to January 2009; the Party Member of CSAHC and the President and Party Secretary of the Company from January 2009 to February 2009; the Party Member of CSAHC and the President and Deputy Party Secretary of the Company from February 2009 to May 2011. Since May 2011, Mr. Tan has been the Party Secretary of CSAHC and the President of the Company. Mr. Tan has been the Director of the Company since June 15, 2006 and has been the Vice Chairman of the Board since January 24, 2013.

Mr. Yuan Xin An, aged 58, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. Mr. Yuan began his career in December 1976 and served as the Vice President of Engineering Department of China Southern Airlines Company, the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Chief Engineer and the General Manager of Engineering Department of the Company. Mr. Yuan served as the Executive Vice President of the Company from April 2002 to September 2007. Mr. Yuan has served as the Executive Vice President of CSAHC since September 2007 and the Chief Legal Adviser of CSAHC since July 2008. Since November 30, 2011, Mr. Yuan has been the Director of the Company. Currently, Mr. Yuan is also the Chairman of Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, MTU Maintenance Zhuhai Co., Ltd., Dalian Acacia Town Villa Co., Ltd. and Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

Ms. Yang Li Hua, aged 59, graduated with a master degree from the Party School of the Central Committee of CPC majoring in economics and management and is a senior expert of political science. Ms. Yang began her career in 1973, and served as the head of the in-flight service team, manager of in-flight service division and deputy head of the Chief Flight Team of Air China International Corporation. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division of Air China International Corporation in September 2000, the Vice President of Air China International Corporation in October 2002, the Vice President of Air China Limited in September 2004, and Executive Vice President of CSAHC in May 2009. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since January 24, 2013, Ms. Yang has been the Director of the Company. Currently, Ms. Yang is also the Chairman of Southern Airlines Culture and Media Co., Ltd., China Southern Airlines Group Property Management Company Limited and China Southern Airlines Group Ground Services Co., Ltd.

Mr. Zhang Zi Fang, aged 56, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the Deputy Commissar and subsequently the Commissar of the pilot corps of China Northern Airlines Company; as the Party Secretary of the Jilin Branch of China Northern Airlines Company; as the General Manager of Dalian Branch of CSAHC Northern Airlines; as the Director of Political Works Department of CSAHC. Mr. Zhang has been the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. Since February 2009, he has been the Party Secretary and Executive Vice President of the Company. Mr. Zhang has been the Director of the Company since 30 June 2009.

Mr. Li Shao Bin, aged 49, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li began his career in 1984, and served as the Deputy Head of Promotion Department of the Company, the Director of Political Department of Guangzhou Flight Operations Division of the Company, and the Director of Political Department and Deputy Party Secretary of Guangzhou Flight Operations Division of the Company. Subsequently, he was appointed as Party Secretary of Guangzhou Flight Operations Division of the Company in May 2004. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to August 2012. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Director of the Company since January 24, 2013.

Mr. Wei Jin Cai, aged 65, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the Deputy Party Secretary of the Party Committee of the headquarter of CAAC, the Party Secretary of Civil Aviation Management Institute of China from March 1993 to November 2008, and the President of Civil Aviation Management Institute of China from November 2008 to August 2010. Mr. Wei has been the Independent Non-executive Director of the Company since December 29, 2010.

Mr. Ning Xiang Dong, aged 49, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the Executive Deputy Director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong, and the independent director of a number of listed companies including Datang Telecom Technology Co., Ltd., Shantui Construction Machine Co Ltd, Hong Yuan Securities Co., Ltd and Goer TekInc.. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the Independent Non-executive Director of the Company since December 29, 2010. He is also the independent director of a number of listed companies including Aerospace Hi-Tech Holding Group Co., Ltd., Sichuan Changhong Electric Company Limited, Yango Group Co., Ltd. and Weichai Power Co., Ltd.

Mr. Liu Chang Le, aged 63, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include “Wiseman of the Media Industry”, “the Most Innovative Chinese Business Leaders in the Asia Pacific Region”, “the Most Entrepreneurial Chinese Business Leaders”, and has been awarded the “Robert Mundell Successful World CEO Award”, the “Man of Year for Asia Brand Innovation Award” and the “Person of the Year” award of the Chinese Business Leaders Annual Meeting. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival. In 2008, Mr. Liu received the International Emmy® Directorate Award granted by International Academy of Television Arts & Sciences. Mr. Liu was appointed as honorary chairman of “World Chinese-language Media Cooperation Alliance” in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. He served as the Vice Chairman of the 6th Council of The Buddha’s Light International Association, Board of Directors of Headquarters in 2014. Mr. Liu was a member of the Tenth, the Eleventh and the Twelfth National Committee of the Chinese People’s Political Consultative Conference, served as the Vice Chairman of the sub-committee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and is serving as a member of standing committee of the Twelfth National Committee of the Chinese People’s Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region. Mr. Liu has been the Independent Non-executive Director of the Company since November 30, 2011.

Mr. Tan Jin Song, aged 50, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Zhongshan University; Mr. Tan is currently the Party Secretary, a professor and a doctorate-tutor of the School of Management of Zhongshan University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, an executive member of Guangdong Institute of Certified Public Accountants and a member of China Audit Society. Currently, Mr. Tan also serves as the Chairman of Guangzhou Zhongda Holding Co., Ltd., the independent director of Grandhope Biotech Co., Ltd., Poly Real Estate Company Limited and Guangzhou Hengyun Enterprises Holdings Limited. In addition, Mr. Tan also acts as the independent non-executive director of Welling Holding Limited. Mr. Tan has been the Independent Non-executive Director of the Company since December 26, 2013.

Supervisory Committee

As required by the Company Law of the PRC and the Articles of Association of the Company, we have a supervisory committee (the "Supervisory Committee") which is primarily responsible for the supervision of senior management of the Company, including the Board, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of five Supervisors. Three of the Supervisors are appointed by shareholders, and the other two Supervisors are representatives of our employees. The Supervisors serve terms of three years and may serve consecutive terms.

Mr. Pan Fu, aged 52, graduated with a master degree from Chongqing University majoring in power systems and automation, and is a senior engineer. Mr. Pan began his career in 1986, and served successively as the Deputy Chief Engineer of Test Research Institute of Electric Power Bureau of Yunnan Province and the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation, the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of the China Southern Power Grid Technology and Research Center. He served as the General Manager and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007, and served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the Team Leader of the Discipline Inspection Commission of CSAHC since November 2010 and the Chairman of the Supervisory Committee of the Company since December 29, 2010.

Mr. Li Jia Shi, aged 53, graduated from Guangdong Polytechnic Normal University majoring in economics and mathematics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the Company, the Party Secretary and Deputy General Manager of Guangzhou Nanland Air Catering Company Limited, the Head of the Organization Division of the Party Committee of the Company, the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited. He served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li has been the Secretary of the Disciplinary Committee of the Company since December 2007 and has been the Team Deputy Leader of the Discipline Inspection Commission of CSAHC and the Secretary of Disciplinary Committee of the Company since February 2012. Mr. Li has been the Supervisor of the Company since June 30, 2009. Mr. Li is the Vice Chairman of Southern Airlines Culture and Media Co., Ltd.

Ms. Zhang Wei, aged 48, has a master degree. She graduated from Tianjin University majoring in investment skills and economics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior accountant. Ms. Zhang began her career in 1988 and served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company, the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC and the General Manager of Southern Airlines Group Finance Company Limited. Ms. Zhang served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been the Supervisor of the Company since June 2008. Currently, Ms. Zhang is also the Chairman of Supervisory Committee of a number of companies including Southern Airlines Culture and Media Co., Ltd., Southern Airlines Group Finance Company Limited and Southern Airlines (Group) Import and Export Trading Company Limited, and the Director of Guangzhou Southern Airline Construction Company Limited.

Ms. Yang Yi Hua, aged 54, has a university degree, and is an accountant and an International Certified Internal Auditor. Ms. Yang served as the Manager of the Financial Office of the Company’s Financial Division, and Deputy General Manager of the Company’s Audit Department. Ms. Yang has been the General Manager of the Company’s Audit Department since May 2002 and the Supervisor of the Company since June 2004. Currently, Ms. Yang is also the Chairman of the Supervisory Committee of Guizhou Airlines Company Limited, Nan Lung International Freight Limited, the supervisor convener of Beijing China Southern Airlines Ground Service Company Limited and Zhuhai Airlines Company Limited, and the supervisor of Xiamen Airlines Company Limited, Guangzhou Baiyun International Logistic Company Limited, Southern Airlines Group Finance Company Limited and Chongqing Airlines Company Limited.

Mr. Wu De Ming, aged 56, graduated from South China Normal University majoring in political management. He obtained a degree after beginning his career from 1976. Mr. Wu served as the Director of the political division of Operation Department of Company, the Deputy Party Secretary and Secretary of Disciplinary Committee of Guangzhou ticket office of Company, the Deputy Secretary and Secretary of the party general branch of ticket office of Transportation Department of Company, the Director of the Disciplinary Supervision Department of CSAHC; and the General Director of the Supervision Bureau and Chief Officer of Disciplinary Committee Office of CSAHC. He has been a member of Party Committee of Commercial Steering Committee of the Company, Secretary to the Disciplinary Committee and President of the Labour Union since April 2009, and the Supervisor of the Company since December 2013.

Senior Management

Mr. Ren Ji Dong, aged 50, graduated from Nanjing University of Aeronautics and Astronautics, majoring in aircraft engine design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in 1986 and served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang branch of the Company, the Executive Vice President of the Company from March 2005 to January 2007, and the President of the Xinjiang branch of the Company from January 2007 to April 2009. He has been the Executive Vice President of the Company since May 2009.

Mr. Liu Qian, aged 50, graduated from China Civil Aviation Flying College majoring in aircraft piloting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Liu served the CAAC as an assistant researcher of the Piloting Skills Supervision Division of the Piloting Standards Department, an assistant researcher of the Operation Supervision Division, an assistant researcher and the Deputy Head of the Piloting Standards Division, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been the Executive Vice President of the Company since August 2007.

Mr. Wang Zhi Xue, aged 53, has a university degree. Mr. Wang began his career in 1981. He served as the Manager of the Flight Safety Technology Inspection Division of Zhuhai Airlines Company Limited, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Vice President of Shantou Airlines Company Limited. He served as the General Manager of the Flight Management Division of the Company from October 2004 to February 2009 and the General Manager of the Flight Operation Division of the Company in Guangzhou from February 2009 to July 2012. Mr. Wang has been the Executive Vice President and Chief Pilot of the Company since August 2012. Mr. Wang is also the chairman of Zhuhai Airlines Company Limited.

Mr. Su Liang, aged 52, graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Currently, Mr. Su is also the director of Xiamen Airlines Company Limited and Sichuan Airlines Co., Ltd..

Mr. Chen Wei Hua, aged 48, graduated from the School of Law of Peking University and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in 1988. He served as Deputy Director, Director of the Legal Affairs Office of the Company. Mr. Chen has been the Chief Legal Adviser of the Company and Director of the Legal Department of the Company since January 2004. Currently, Mr. Chen is also the director of Xiamen Airlines Company Limited.

Mr. Guo Zhi Qiang, aged 51, economist, graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo began his career in 1980 and served as the General Manager of Transportation Department of Xinjiang Airlines; the Deputy General Manager of Xinjiang Airlines; the General Manager of China Southern Airlines Beijing Office; the Deputy General Manager of China Southern Airlines Xinjiang Branch. Mr. Guo served as the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer of Chongqing Airlines Company Limited from February 2008 to May 2009, and served as the Deputy Director General of the Commercial Steering Committee of the Company since May 2009 and the Director General of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo acted as the COO Marketing & Sales of the Company and the Director General of the Commercial Steering Committee of the Company from September 2012 to July 2014. He served as the COO Marketing & Sales of the Company since July 2014. Currently, Mr. Guo is also the Chairman of Guangzhou Nanland Air Catering Company Limited and Guangzhou Baiyun International Logistic Company Limited, and the director of Xiamen Airlines Company Limited.

Mr. Li Tong Bin, aged 53, has college qualification and graduated from Civil Aviation Institute of China majoring in maintenance of aircraft electrical equipment. He obtained on-job Master of Business Administration (MBA) from Hainan University and Executive Master of Business Administration (EMBA) form Tsinghua University, and is a senior engineer. Mr. Li began his career in July 1983, and was the Deputy Head of Technical Division of Aircraft Maintenance Plant, the Head of Maintenance Plant of aircraft maintenance base and the Deputy Director of aircraft maintenance base, the Director of Aircraft Engineering Department of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company, and the Deputy General Manager of Zhuhai Airlines Company Limited. He served as the General Manager of Zhuhai Airlines Company Limited from January 2005 to April 2012, and the Party Secretary and Deputy General Manager of Northern Branch of the Company from April 2012 to April 2014. Mr. Li has been the Chief Engineer of the Company since April 2014. Currently, Mr. Li is also the Chairman of Guangzhou Aircraft Maintenance Engineering Company Limited and Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.

Mr. Xie Bing, aged 43, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie worked in the Planning and Development Department, Company Secretary Office of the Company and General Office of CSAHC. He has been the Company Secretary of the Company since November 2007.

Mr. Feng Hua Nan, aged 52, graduated with a university degree from China Civil Aviation Flying College, majoring in aircraft piloting, and obtained an on-job master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from the School of Economics and Management of Tsinghua University. He is a commanding pilot. Mr. Feng began his career in 1983. He served as the Director of Zhuhai Flight Training Centre of the Company, the Deputy General Manager of Flight Operation Division, the General Manager of Flight Safety Technology Department and the General Manager of Flight Technology Management Department of the Company. Mr. Feng served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004 to February 2006, and then served as the Director and General Manager of Guizhou Airlines Company Limited from February 2006 to July 2014. He has been the COO Flight Safety of the Company since August 2014. Currently, Mr. Feng is also the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited, Southern Airlines General Aviation Company Limited and China Southern West Australian Flying College Pty Ltd.

Mr. Xiao Li Xin, aged 48. Mr. Xiao graduated from GuangDong Academy of Social Sciences with a master degree in economics and then obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao began his career in July 1991 and served as the General Manager Assistant, Deputy General Manager, General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company. He served as the Deputy Chief Accountant and General Manager of the Finance Department of the Company from March 2007 to October 2007. He served as the Director, General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007 to February 2008. He served as the Director, General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008 to March 2015. He concurrently held the positions of the Director and Vice Chairman of Air Union Insurance Brokers Co., Ltd. from March 2012 to March 2015. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since March 27, 2015.

Save as disclosed above, none of the above Directors or Supervisors, senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

B.	Compensation

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2014 was RMB13.56 million. For the year ended December 31, 2014, the Company paid an aggregate of approximately RMB2.36 million on behalf of its executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal and provincial governments in which the Company participates.

Details of the remuneration of directors’ and supervisors’ remuneration for the year ended December 31, 2014 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Non-executive Directors
Si Xian Min	-	-	-	-
Wang Quan Hua	-	-	-	-
Yuan Xin An	-	-	-	-
Yang Li Hua	-	-	-	-

Independent Non-executive Directors
Wei Jin Cai	150	-	-	150
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150
Tan Jin Song	150	-	-	150

Executive Directors
Tan Wan Geng	-	-	-	-
Zhang Zi Fang	-	-	-	-
Li Shao Bin	-	636	130	766

Supervisors
Pan Fu	-	-	-	-
Li Jia Shi	-	636	132	768
Zhang Wei	-	-	-	-
Yang Yi Hua	-	294	140	434
Wu De Ming	-	367	140	507
Total	600	1,933	542	3,075

Note: The total remuneration received from the Company are RMB766,000 by Mr. Xu Jie Bo for the reporting period.

On November 30, 2011, the Company’s General Meeting, approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" and "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" ("the Scheme").

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

A dividend of RMB0.2 (equivalent to HK$0.25) (inclusive of applicable tax) and a dividend of RMB0.05 (equivalent to HK$0.06) per share was approved by the Company’s General Meeting on May 31, 2012 and June 18, 2013, respectively. A dividend of RMB0.04 (equivalent to HK$0.05) (inclusive of applicable tax) was approved by the Company’s General Meeting on June 26, 2014. Therefore, the exercise price for the Share Appreciation Rights was adjusted to HK$3.56 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 8,326,667 units of Share Appreciation Rights were forfeited.

The fair value of the liability for Share Appreciation Rights is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for Share Appreciation Rights as of December 31, 2014 was RMB0 (2013: RMB1,893,000) and a corresponding staff costs of RMB1,893,000 was reversed for the year ended December 31, 2014 (2013: RMB410,000).

C.	Board Practices

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

Audit Committee

The Audit Committee is appointed by the Board of Directors and consists of three independent Non-executive Directors. The current members of the Audit Committee are Tan Jing Song, Wei Jin Cai and Ning Xiang Dong. Tan Jing Song is the Chairman of the Audit Committee. The term of office of each member will end in 2016. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with the Company’s external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit Committee held 9 meetings in 2014, which were attended by all members.

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

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by Independent Non-executive Director Ning Xiang Dong with Independent Non-executive Director Tan Jing Song and Non-executive Director Wang Quan Hua as members. The term of office of each member is three years. Wang Quan Hua resigned from office because of retirement in March 25, 2015. The term of office of the current members will end in 2016. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee held one meeting in 2014, which were attended by all members.

The responsibilities of the Remuneration and Assessment Committee are to make recommendations on the remuneration policy and structure for Directors and senior management of the Company, to establish regular and transparent procedures on remuneration policy development and improvement and submit the Company’s "Administrative Measures on Remuneration of Directors" and "Administrative Measures on Remuneration of Senior Management". In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages.

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2014.

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

As of December 31, 2014, the Nomination Committee consists of three members, including Si Xian Min as Chairman and Wei Jin Cai (Independent Non-executive Director) and Tan Jing Song (Independent Non-executive Director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

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

The Nomination Committee held two meeting in 2014, which was attended by all members.

D.	Employees

As of December 31, 2014, the Group had 83,132 employees, including 6,908 pilots, 13,797 flight attendants, 11,981 maintenance personnel, 8,820 passenger transportation personnel, 5,564 cargo transportation personnel, 9,053 ground service personnel, 2,302 flight operation officers, 1,004 flight security guards, 914 information system personnel, 2,326 financial personnel, and 19,463 other personnel. All of our pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees.

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

Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 11% to 21% (2013: 10% to 22%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAHC. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2014 was approximately RMB407,000,000.

Housing fund and other social insurances

The Group contributes on a monthly basis to housing funds organized by municipal and provincial governments based on certain percentages of the salaries of employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year. In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(1)	Pursuant to a staff housing benefit scheme effective in September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received living quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to affect a charge on the employee’s house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is reflected in the consolidated income statement. The amount was fully amortized in 2012.

(2)	The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are reflected in the consolidated income statement.

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

E.	Share Ownership

On November 30, 2011, the Company’s General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" and "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" ("the Scheme").

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

A dividend of RMB0.2 (equivalent to HK$0.25) (inclusive of applicable tax) and a dividend of RMB0.05 (equivalent to HK$0.06) per share was approved by the Company’s General Meeting on May 31, 2012 and June 18, 2013, respectively. A dividend of RMB0.04 (equivalent to HK$0.05) per share (inclusive of applicable tax) was approved by the Company’s General Meeting on June 26, 2014. Therefore, the exercise price for the Share Appreciation Rights was adjusted to HK$3.56 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 8,326,667 units of Share Appreciation Rights were forfeited.

The fair value of the liability for Share Appreciation Rights is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for Share Appreciation Rights as of December 31, 2014 was RMB0(2013: RMB1,893,000) and a corresponding staff costs of RMB1,893,000 was reversed for the year ended December 31, 2014 (2013: RMB410,000).

None of our directors and senior management owns any shares or options in the Group as of April 17, 2015.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 17, 2015 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Beneficially Owned (1)	Percentage of the Respective Class of Shares (2)	Percentage of Total Shares (2)
A shares	CSAHC	4,208,586,278	59.93%	42.87%
H shares	HKSCC Nominees Limited	1,745,649,197	62.62%	17.83%
H shares	CSAHC (3)	1,064,770,000	38.10%	10.85%
H shares	Nan Lung Holding Limited	1,033,650,000	36.98%	10.53%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	Percentage of A shares and percentage of H shares is based on 7,022,650,000 A shares and 2,794,917,000 H shares, respectively, issued as of April 17, 2015. Percentage of total shares is based on 9,817,567,000 shares issued as of April 17, 2015.

(3)	Includes 31,120,000 H Shares held by Yazhou Travel Investment Company Limited, representing 1.11% of the total number of H shares and 0.32% of the total number of all outstanding shares, and 1,033,650,000 H Shares held by Nan Lung, representing 36.98% of the total number of H shares and 10.53% of the total number of all outstanding shares.

Shareholders of H Shares and A shares enjoy the same voting rights with respect to each share. None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of April 17, 2015, there were 48 registered holders of 2,557,552 American Depositary Shares in the United States, consisting of 4.58% of our outstanding shares. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CSAHC, which is an entity wholly-owned by the Chinese government.

B.	Related Party Transactions

For a detailed description of our related party transactions, please see Note 48 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its affiliates during the year ended December 31, 2014 and up to the latest practicable date. The Company believes that these arrangements have been entered into by the Company in the ordinary course of business and in accordance with the agreements governing such transactions.

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

Trademark License Agreement

The Company and CSAHC entered into a ten-year trademark license agreement dated May 22, 1997. Pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with the Company’s airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark license agreement entered into by the Company and CSAHC was automatically renewed for ten years.

Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

(1)	On December 29, 2008, the Company renewed a master asset lease agreement with CSAHC with a term valid from January 1, 2009 to December 31, 2011 (the "Existing Asset Lease Agreement").

The Company and CSAHC entered into the new Asset Lease Agreement (the "New Asset Lease Agreement") on September 25, 2012 to renew the leases transactions for a term of three years from January 1, 2012 to December 31, 2014. Pursuant to the New Asset Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as "Shashi"), Zhanjiang and Changsha.

The Company also entered into the individual lease agreement (the "2012 Property Lease Agreement") with CSAHC on September 25, 2012 in relation to certain fragmented leases for properties located in Harbin, Changchun, Dalian, Beijing and Shanghai as originally covered in the Existing Asset Lease Agreement for an aggregate annual rental of RMB4,437,000 for a term of two years from January 1, 2012 to December 31, 2013.

The Company further entered into the Lease Agreement of Nanyang Base Assets (the "Nanyang Asset Lease Agreement") with CSAHC on January 24, 2013 for the leases transaction relating to certain lands and properties at Nanyang Jiangying Airport as originally covered in the existing Asset Lease Agreement for the period from January 1, 2012 to December 31, 2012. The rent payable under the Nanyang Asset Lease Agreement was RMB12,441,000. As the Nanyang Asset Lease Agreement had expired and the lease transaction contemplated under the Nanyang Asset Lease Agreement would continue to be entered into on a recurring basis, the Company further entered into the 2013 Nanyang Asset Lease Agreement (the "2013 Nanyang Asset Lease Agreement") with CSAHC on April 19, 2013, pursuant to which CSAHC agreed to lease to the Company certain lands, properties, facilities and structures at Nanyang Jiangying Airport for a term of two years, commencing from January 1, 2013 to December 31, 2014.

As the lease transactions contemplated under the New Asset Lease Agreement and the 2013 Nanyang Asset Lease Agreement would continue to be entered into on a recurring basis, the Company and CSAHC entered into the new Asset Lease Agreement (the "Asset Lease Agreement") on December 29, 2014 for a term of three years from January 1, 2015 to December 31, 2017 to renew lease transactions originally covered under the New Asset Lease Agreement and the 2013 Nanyang Asset Lease Agreement. The annual rents payable to CSAHC under the Asset Lease Agreement is RMB86,268,700 for the three years ending December 31, 2017.

For the year ended December 31, 2014, the rent incurred by the Group amounted to RMB66 million pursuant to the New Asset Lease Agreement, 2013 Nanyang Asset Lease Agreement and Asset Lease Agreement.

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

For the year ended December 31, 2014, the rents for land lease and property lease incurred by the Group amounted to RMB40 million and RMB64 million respectively pursuant to the lease agreements.

(4)	On January 9, 2014, the Company and CSAHC have entered into two new lease agreements (the "Lease Agreements"), namely, the property lease agreement (the "Property Lease Agreement") and the land lease agreement (the "Land Lease Agreement") to renew the land and property leases transactions contemplated thereunder for the period from January 1, 2014 to December 31, 2016. Pursuant to the Property Lease Agreement, CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development. The property lease transactions contemplated under the existing 2012 Property Lease Agreements have now been covered under the Property Lease Agreement so as to save resources as well as time of management of various property leases with CSAHC. Pursuant to the Land Lease Agreement, CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending December 31, 2016 shall not exceed RMB40,114,700 and RMB63,582,200, respectively, and such payment shall be made quarterly.

For the year ended December 31, 2014, the rents incurred by the Group amounted to RMB40 million and RMB64 million pursuant to the Lease Agreement and the Land Lease Agreement.

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

For the year ended December 31, 2014, the agency fee incurred by the Group in respect of the above import and export services was RMB119 million.

On January 9, 2014, the Company and SAIETC have entered into a new import and export agency framework agreement (the "New Import and Export Agency Framework Agreement") to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from January 1, 2014 to December 31, 2016. During the period of the New Import and Export Agency Framework Agreement, the annual cap shall remain at RMB160 million per annum.

Southern Airlines Culture and Media Co., Ltd. ("SACM"), which is 40% owned by the Company and 60% owned by CSAHC

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

Due to the increase in demand for the advertising services provided by XAMC, the original annual cap will no longer be sufficient to cover the transaction amount to be incurred by the Group during the remaining term of the Media Services Framework Agreement. Accordingly, the Company and SACM entered into a supplemental agreement to the Media Services Framework Agreement (the "Supplemental Agreement to the Media Services Framework Agreement") on 29 December 2014 to revise, among others, the annual cap. Pursuant to the Supplemental Agreement to the Media Services Framework Agreement, the Company and SACM have agreed to revise the annual cap for services provided by the SACM Group for the period from January 1, 2015 to December 31, 2015 from RMB113 million to RMB118.5 million.

For the year ended December 31, 2014, the media fees incurred by the Group for the media services amounted to RMB75 million.

Southern Airlines Group Finance Company Limited ("SA Finance"), which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company

On November 8, 2010, the Company renewed the Financial Services Framework Agreement with SA Finance for a term of three years starting from January 1, 2011 to December 31, 2013.

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

As of December 31, 2014, the Group’s deposits placed with SA Finance amounted to RMB4,264 million, the outstanding loans provided by SA Finance amounted to RMB105 million.

On November 21, 2014, Guangdong CSA E-commerce Co., Ltd. (the "E-commerce Company") entered into four electronic aviation passenger comprehensive insurance four-parties cooperation agreements (the "Cooperation Agreements") with SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. (the "Air Union") and Ping An Property & Casualty Insurance Company of China, Ltd. Guangdong Branch, Sunshine Property and Casualty Insurance Company Limited, Taiping Pension Co., Ltd. and PICC Property and Casualty Company Limited Guangzhou Branch the Insurance Companies, respectively (the "Insurance Companies"), for a term of three years commencing from June 12, 2014 to May 31, 2017. Pursuant to the Cooperation Agreements, the E-commerce Company agreed to authorize other parties to use the B2C website, the mobile terminal air tickets sale platform and VOS sale system of the Company for sales of online insurances in consideration for a fixed service fees for each policy sold through its electronic platform. SA Finance (the only entity within the CSAHC Group holding the comprehensive insurance agent qualification which was approved by both China Banking Regulatory Commission and CIRC) shall be responsible for the general coordination and support, financial settlement and assisting the settlement for insurance claims in relation to the sales of online insurance procured by Air Union through the electronic platforms of the Company. Air Union shall act as the agent of the Insurance Companies to sell the electronic aviation passenger comprehensive insurance through the electronic platforms of the Company and the Insurance Companies shall provide the standard insurance products and corresponding consulting services, and will be responsible for the insured risks under the electronic aviation passenger comprehensive insurance. The Group will charge a fixed service fee of RMB5 for each insurance policy sold through its electronic platforms. For the year ended December 31, 2014, the service fee charged by the Group amounted to RMB20.87 million.

China Southern Air Holding Ground Services Company Limited ("GSC"), a wholly-owned subsidiary of CSAHC

The Company and GSC entered into a Sales Agency Services Framework Agreement dated January 28, 2011, which is valid from January 1, 2011 to December 31, 2013. The Company and GSC entered into a new Passenger and Cargo Sales Agency Services Framework Agreement dated November 8, 2013, which is valid from January 1, 2014 to December 31, 2016 to renew the continued cooperation with GSC. Pursuant to the new Passenger and Cargo Sales Agency Services Framework Agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets sales agency services, internal operation services for the inside storage area, and delivery services for the outside storage area. GSC charges commission with reference to the prevailing market rate. Besides, the Company has other air ticket sales agents in China who also charge commission at the same rates. GSC also acts as the ticket sales agents of other airline companies in China, and charge commission at the same rates offered to the Group. The annual transaction cap of the sales value shall not exceed RMB250,000,000.

For the year ended December 31, 2014, the commission expense and goods handling fee paid to GSC were RMB8 million and RMB46 million respectively, and the income relating to other services was RMB32 million.

Guangzhou China Southern Airlines Property Management Company Limited (the "GCSAPMC"), a wholly-owned subsidiary of CSAHC

The Company and GCSAPMC renewed the Framework Agreement for the Engagement of Property Management (the "existing Property Management Framework Agreement") on December 29, 2008 for a term of three years.

The Company has entered into a New Framework Agreement for Engagement of Property Management (the "New Property Management Framework Agreement") on December 28, 2012 to renew the property management transactions for a term of three years from January 1, 2012 to December 31, 2014. Pursuant to the New Property Management Framework Agreement, the Company has renewed the appointment of GCSAPMC for provision of property management and maintenance services for the Company’s leased properties in the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport (other than certain properties in the Company’s headquarter located in the old Baiyun Airport which were covered in the existing Property Management Framework Agreement) to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment.

The Company has further entered into the airport property management framework agreement (the "Airport Property Management Framework Agreement") on January 11, 2013 to renew the property management at the old Baiyun Airport for a term of three years from January 1, 2012 to December 31, 2014. Pursuant to the Airport Property Management Framework Agreement, the Company has renewed the appointment of GCSAPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and surrounding in Guangzhou.

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

On December 31, 2013, the Company further entered into an agreement supplemental to the New Property Management Framework Agreement (the "New Property Management Supplemental Agreement") and an agreement supplemental to the Airport Property Management Framework Agreement (the "Airport Property Management Supplemental Agreement"). Pursuant to the New Property Management Supplemental Agreement, the parties have agreed to revise the services fee in relation to the provision of property management and maintenance services by GCSAPMC for the Company’s leased properties at the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport from RMB32,750,000 per annum to RMB42,700,000 per annum for the year ended December 31, 2014. Pursuant to the Airport Property Management Supplemental Agreement, the parties have agreed to revise the services fee in relation to provision of property management and maintenance services by GCSAPMC for the Company’s several properties at the old Baiyun Airport and surrounding in Guangzhou from RMB22,250,000 per annum to RMB27,300,000 per annum for the year ended December 31, 2014.

As the transactions contemplated under the New Property Management Framework Agreement and the Airport Property Management Framework Agreement will continue to be entered into on a recurring basis, the Company entered into the new Property Management Framework Agreement (the "Property Management Framework Agreement") with ise the services fee in relation to the provision of property management and maintenance services by GCSAPMC on December 29, 2014 to renew the property management transactions originally covered under the New Property Management Framework Agreement and the Airport Property Management Framework Agreement for a term of three years from January 1, 2015 to December 31, 2017. The annual cap for the Property Management Framework Agreement is set at RMB90 million, RMB92 million and RMB96 million for the three years ending December 31, 2015, 2016 and 2017, respectively.

For the year ended December 31, 2014, the property management and maintenance fee incurred by the Group amounted to RMB61 million pursuant to the New Property Management Framework Agreement, the Airport Property Management Framework Agreement and the Property Management Framework Agreement.

Shenzhen Air Catering Co., Ltd. (the "SACC"), which is 50.1% owned by CSAHC

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

For the year ended December 31, 2014, the services fee incurred by the Group for the catering services amounted to RMB89 million.

Zhuhai MTU, which is 50% owned by CSAHC

The Company entered into an agreement relating to continuing connected transactions with CSAHC, MTU Aero Engines GmbH ("MTU GmbH") and Zhuhai MTU on September 28, 2009, by which Zhuhai MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the net most favorable terms, while the Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its date to April 5, 2031. The maximum aggregate annual consideration for the continuing connected transactions under the above agreement were disclosed in the announcement of the Company dated September 28, 2009 and such maximum aggregate annual consideration for the year ended December 31, 2012 is RMB1.2 billion.

For the year ended December 31, 2014, the Group’s engine repair and maintenance service fees incurred under the agreement amounted to RMB780 million.

Sale of Aircraft to Hebei Airlines Company Limited ("Hebei Airlines") by Xiamen Airlines

On September 26, 2012, the Board announced that Xiamen Airlines and Hebei Airlines entered into the Aircraft Sale Agreement, pursuant to which Xiamen Airlines agreed to sell and Hebei Airlines agreed to purchase one B737-800 aircraft at the consideration of approximately RMB257 million.

Acquisition of 95.4% Equity Interests in Hebei Airlines by Xiamen Airlines

On October 13, 2014, the Board announced that Xiamen Airlines and Hebei Airlines Investment Group Company Limited (the "Hebei Airlines Investment") entered into an agreement, pursuant to which Hebei Airlines Investment agreed to sell and Xiamen Airlines agreed to purchase 95.4%% equity interests (the "Targeted Equity Interests") in Hebei Airlines at the consideration of RMB680 million (the "Acquisition"). Hebei Airlines is a company incorporated in the PRC and its principal business activity is that of operation of international and domestic air routes, and cargo, mail and luggage transportation business; agency business between airlines; service business related to air transportation; provision of general aviation services; aircraft management business; aircraft maintenance; agency business between airlines, and ground service and air express (except mails and items with mail nature) related to the principal business; in-flight duty free goods; aircraft leasing and sales agent for aviation accident insurance; aviation food producing and sale, insurance industry and agency services; other aviation business and related business, including advertising for such businesses; logistics, trading and storage.

The audited and unaudited net asset value of Hebei Airlines as of December 31, 2013 and August 31, 2014 was approximately RMB 1,305.84 million and RMB 1,181.36 million, respectively. According to the valuation report dated June 30, 2014 prepared by Beijing Zhong Qi Hua Assets Valuation Co., Ltd. (an independent qualified valuer in the PRC), the appraisal value of the total equity interests of Hebei Airlines amounted to RMB831,293,200 as of April 30, 2014. As such, the appraisal value of the Targeted Equity Interests amounted to RMB793,053,700 as of April 30, 2014. The consideration of RMB 680 million is determined after an arm’s length negotiation between the parties in accordance with prevailing market conditions and after taking into account, inter alia, the net asset value of Hebei Airlines and the abovementioned appraisal value of the Targeted Equity Interests as of April 30, 2014.

The Company believes that the Acquisition can help the Group to further develop the aviation market in Hebei, facilitate the integration of the North China market by Xiamen Airlines and improve its domestic route network; the Acquisition will also achieve the synergies of Xiamen Airlines and Hebei Airlines to strengthen their market positions, so as to further enhance the competitiveness of the Company, Xiamen Airlines and Hebei Airlines as a whole.

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

Subscription of New A Shares by CSAHC

On June 11, 2012, the Board approved the proposed issuance of not more than 487,804,878 new A Shares (after the adjustment with reference to the profit distribution proposal for 2011) to CSAHC at the subscription price of RMB4.10 (after the adjustment with reference to the profit distribution proposal for 2011) per A Share (the "Non-public A Share Issue"). The proceeds to be raised from the proposed Non-public A Share Issue will be not more than RMB2 billion. CSAHC entered into the Subscription Agreement with the Company, pursuant to which CSAHC has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue not more than 487,804,878 new A Shares for an aggregate consideration of not more than RMB2 billion, equivalent to the subscription price of RMB4.10 per new A Share (the "Subscription"). As of August 9, 2013, the relevant work regarding the 2012 Non-public A Share Issue of the Company has not been completed. The proposal for the 2012 Non-public A Share Issue of the Company and A Shares subscription agreement therefore were lapsed automatically due to the expiration of the resolution passed at the general meeting.

All related party transactions have been approved by Independent Non-executive Directors.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

The Company received a claim on July 11, 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement for aircraft sold by the Company to the claimant. The claimant claimed against the Company for damages in the sum of approximately USD46 million or for the refund of its down payments of approximately USD12 million paid to the Company, and also interest thereon which is to be calculated in accordance with Section 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to approximately USD14 million. On July 25, 2013, the High Court of England and Wales dismissed the claimant’s claim in its entirety but awarded damages in the sum of approximately USD28 million, interest thereon and also legal costs to the Company in respect of its counterclaim made against the claimant. The claimant appealed to the Court of Appeal and on December 17, 2014, the Court of Appeal dismissed the claimant’s appeal but varied the award of damages to the Company from USD28 million to USD18 million. The Court of Appeal also ordered the claimant to pay the Company’s costs of the appeal. The claimant has applied for permission to further appeal the case to the Supreme Court but the application has been rejected by both the Court of Appeal and the Supreme Court. Based on existing information available, the Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

On 31 May 2014, the Company received a notice from the International Court of Arbitration of International Chamber of Commerce (“ICC”). The notice states that SASOF TR-81 AVIATION IRELAND LIMITED (the “lessor”) has applied for arbitration for the alleged breach of certain terms and conditions of an aircraft leasing agreement. The lessor has made a claim against the Company for an indemnity of approximately USD13 million, including the compensation for engine thrust upgrade damages, life components of engine, reserves of engines, cost of termination of the lease, external legal counsel’s remuneration and the interest thereon. On July 31, 2014, the Company has established a team to handle this arbitration and applied to ICC for a counter claim to request the lessor to compensate the Company for insurance fees amounting to USD8.2 million, deposits, default penalty, extra technical support fees and legal expenses and the interest thereon. As of the date of this report, the arbitration is still in preliminary preparation phase and the arbitration session is expected to be held in early 2016. The Company cannot reasonably predict the result and potential impact of this pending arbitration. Therefore, no additional provision has been made against this pending arbitration.

Dividend Information

A dividend in respect of the year ended December 31, 2014 of RMB0.4 (inclusive of applicable tax) per ten shares, amounting to a total dividend of RMB393 million was proposed by the Directors on March 30, 2015. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

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

B.	Significant Changes

No significant changes have occurred since the date of the consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The principal trading market for the Company’s H Shares is the Hong Kong Stock Exchange, and the Company’s trading code is "1055". The Company completed its initial public offering of H Shares on July 30, 1997. The ADRs, each representing 50 H Shares, have been listed for trading on the New York Stock Exchange since July 31, 1997, under the symbol "ZNH".

The principal trading market for the Company’s A Shares is the Shanghai Stock Exchange with trading code of "600029". On July 25, 2003, the Company completed its initial public offering of A Shares.

Set forth below for the periods indicated are the high and low sales prices of H Shares on the Hong Kong Stock Exchange, ADRs on the New York Stock Exchange and A Shares on the Shanghai Stock Exchange.

	The Hong Kong Stock Exchange Price per H Share (HK$)		The New York Stock Exchange Price per ADR (US$)		The Shanghai Stock Exchange Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual Market Prices
Fiscal Year ended December 31, 2010	5.91	2.47	38.65	15.98	12.58	5.84
Fiscal Year ended December 31, 2011	5.37	3.08	35.40	20.02	10.13	4.57
Fiscal Year ended December 31, 2012	4.54	3.22	29.72	20.20	5.48	3.28
Fiscal Year ended December 31, 2013	4.43	2.61	30.04	17.09	4.3	2.54
Fiscal Year ended December 31, 2014	3.90	2.23	25.17	14.53	5.93	2.26

Quarterly Market Prices
Fiscal Year ended December 31, 2013
First Quarter	4.68	3.89	30.04	25.15	4.21	3.64
Second Quarter	4.43	2.94	28.89	19.67	3.70	2.68
Third Quarter	3.14	2.61	20.63	17.09	3.23	2.54
Fourth Quarter	3.48	2.69	22.19	17.95	3.01	2.66
Fiscal Year ended December 31, 2014
First Quarter	3.08	2.47	19.58	15.91	2.72	2.48
Second Quarter	2.64	2.23	16.68	14.53	2.60	2.26
Third Quarter	2.88	2.39	18.29	15.00	2.99	2.31
Fourth Quarter	3.90	2.49	25.17	15.97	5.93	2.81

Monthly Market Prices
October 2014	2.81	2.49	18.13	15.97	3.19	2.81
November 2014	3.52	2.84	22.53	18.28	4.14	3.38
December 2014	3.90	3.47	25.17	22.48	5.93	4.55
January 2015	4.25	3.64	23.34	27.76	5.75	4.88
February 2015	4.05	3.60	23.42	25.80	5.18	4.49
March 2015	5.45	3.54	36.04	22.52	8.52	4.84
April 2015 (up to April 17, 2015)	7.89	6.00	52.58	38.37	9.94	8.14

B.	Plan of Distribution

Not applicable.

C.	Markets

See "Offer and Listing Details" above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Pursuant to Article 27 of the Articles of Association, shares issued by the Company to domestic investors for subscription in Renminbi shall be referred to as "Domestic-Invested Shares". Shares issued by the Company to foreign investors for subscription in foreign currencies shall be referred to as "Foreign-Invested Shares". Foreign-Invested Shares which are listed overseas are called "Overseas-Listed Foreign-Invested Shares". The foreign currencies mean the legal currencies (apart from Renminbi) of other countries or districts which are recognized by the foreign exchange control authority of the state and can be used to pay the Company for the share price.

Pursuant to Article 28 of the Articles of Association, Domestic-Invested Shares issued by the Company are called "A Shares". Overseas-Listed Foreign-Invested Shares issued by the Company and listed in Hong Kong are called "H Shares". H Shares are shares which have been admitted for listing on the Stock Exchange of Hong Kong Limited, the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States of America in the form of ADR. Shares issued by the Company, including A Shares and H Shares, are all ordinary shares.

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

Pursuant to Article 152 of the Articles of Association, rights conferred on any class of shareholders in the capacity of shareholders ("class rights") may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by holders of shares of that class at a separate meeting.

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

Limitation on Right to Own Securities

The Articles of Association does not specifically provide for the limitations on the rights to own securities by certain shareholders, however, the PRC Special Regulations on Overseas Offering and the Listing of Shares by Companies Limited by Share (the "Special Regulations") and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the "Mandatory Provisions") provide for different classes of shares to be subscribed for and traded by local and overseas investors respectively. Shares which can be traded by overseas investors must be in registered form and while denominated in Renminbi, they are traded in foreign currency with dividends payable in foreign currency. Local investors are prohibited from dealing in such shares.

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

Other than such contracts as are described in our disclosure in Item 4 "Information on the Company" and Item 7 "Related Party Transactions", we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.

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

Chinese Taxation

The following is a general summary of certain Chinese tax consequences of the acquisition, ownership and disposition of A Shares, H Shares and ADRs. This summary is based upon tax laws of China as in effect on the date of this Annual Report, including the income tax treaty between the United States and China (the "U.S.-PRC Tax Treaty"), all of which are subject to change or different interpretation.

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

For purposes of the U.S. federal income tax discussion below, you are a "U.S. Holder" if you beneficially own ADRs and are:

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

If you are not a U.S. person, please refer to the discussion below under "Non-U.S. Holders."

U.S. Holders

Dividends on ADRs

Subject to the Passive Foreign Investment Company ("PFIC") discussion below, if the Company makes distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADRs will generally be treated as dividend income if the distributions are made from the Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADRs for a sufficient period of time, dividend distributions on the Company’s ADRs will generally constitute qualified dividend income taxed at a preferential rate as long as the Company is not treated as a PFIC, the Company’s ADRs continue to be readily tradable on the New York Stock Exchange and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

The Company will be classified as a PFIC in any taxable year if either: (1) the average value during the taxable year of its assets that produce passive income, or are held for the production of passive income, is at least 50% of the average value of its total assets for such taxable year (the "Asset Test"); or (2) 75% or more of its gross income for the taxable year is passive income (such as certain dividends, interest or royalties)(the "Income Test"). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or as being held for the production of passive income; and (2) the average values of the Company’s passive and total assets is calculated based on its market capitalization. In the case of publicly traded corporations, fair market value must be used for purposes of applying the Asset Test. In addition, regarding the above two tests, there are complex look-through rules to consider with respect to the assets and activities of related corporations from which the Company either receives income or in which it holds an interest. More specifically, certain adjustments are made to exclude certain income received from a related party or to include income earned and assets held by a 25% or more owned subsidiary in determining whether the Company qualifies as a PFIC under the two tests. In particular: 1) passive income received from a related party is excluded if it is properly allocable to the non-passive income of the related party, and 2) if the Company owns directly or indirectly 25% or more of the stock of another corporation, the Company is treated as if it owned directly a proportionate share of that corporation’s assets and income.

The Company believes that it was not a PFIC for the taxable year 2014. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2015 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, the Company would be a PFIC for the taxable year 2014 if the sum of its average market capitalization, which is its share price multiplied by the total amount of its outstanding shares, and its liabilities over that taxable year is not more than twice the value of its cash, cash equivalents, and other assets that are readily converted into cash.

If the Company were a PFIC, you would generally be subject to additional taxes and interest charges on certain "excess distributions" the Company makes regardless of whether the Company continues to be a PFIC in the year in which you receive an "excess distribution". An "excess distribution" would be either (1) the excess amount of a distribution with respect to ADRs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADRs, or (2) 100% of the gain from the disposition of ADRs.

To compute the tax on "excess" distributions or any gain, (1) the "excess distribution" would be allocated ratably to each day in your holding period, (2) the amounts allocated to the current year and to any tax year before the first day on which the Company became a PFIC would be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of U.S. federal income tax for any period described under (3) above would be imposed with respect to any portion of the "excess" distribution that is allocated to such period. In addition, if the Company were a PFIC, no distribution that you receive from the Company would qualify for taxation at the preferential rate discussed in the "Dividends on ADRs" section above.

If the Company were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 "Information Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund." However, the Company does not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ADRs.

If the Company were a PFIC in any year, you would generally be able to avoid the "excess" distribution rules described above by making a timely so-called "mark-to-market" election with respect to your ADRs provided the Company’s ADRs are "marketable". The Company’s ADRs will be "marketable" as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADRs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADRs would be adjusted to reflect any such income or loss. Any gains recognized on the sale or other disposition of the ADRs would be treated as ordinary income and any losses would be treated as ordinary losses (but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a "mark-to-market" election with respect to your ADRs.

Separately, if the Company were a PFIC in any year, you would be able to avoid the "excess" distribution rules by making a timely election to treat us as a so-called "Qualified Electing Fund" or "QEF". You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of the Company’s ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of the Company’s net capital gain for the taxable year. However, the Company does not intend to provide you with the information you would need to make or maintain a "QEF" election and you will, therefore, not be able to make or maintain such an election with respect to your ADRs.

Medicare Tax

Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 12, 2012.

Non-U.S. Holders

If you beneficially own ADRs and are not a U.S. Holder for U.S. federal income tax purposes (a "Non-U.S. Holder"), you generally will not be subject to U.S. federal income tax or U.S. withholding tax on dividends received from the Company with respect to ADRs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADRs, such dividends are attributable to a permanent establishment that you maintain in the United States.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fuel Price Fluctuation Risk

The Group’s earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage the Group’s exposure to the fluctuations in jet fuel prices. The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,773 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 4(e) to the consolidated Financial Statements.

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

The following table provides information regarding the Group’s financial instruments that are sensitive to changes in interest rate as of December 31, 2014 and 2013:

	As of December 31, 2014
	Expected Maturity Date								As of December 31, 2013
	2015	2016	2017	2018	2019	Thereafter	Total Recorded Amount	Fair Value (2)	Total Recorded Amount	Fair Value (2)
Fixed-rate bank and other loans in US$	31	330	475	12	12	75	935	1,009	544	555
Average interest rate	3.98%	2.07%	3.31%	5.63%	5.63%	5.63%

Variable-rate bank and other loans in US$	17,157	16,790	12,553	3,532	3,049	4,585	57,666	57,666	56,274	56,274
Average interest rate	2.27%	2.45%	2.65%	1.82%	1.93%	2.34%

Fixed-rate bank and other loans in RMB	257	6	206	1	1	5	476	461	-	-
Average interest rate	5.11%	6.40%	5.56%	6.40%	6.40%	6.40%

Variable-rate bank and other loans in RMB	534	100	50	50	50	184	968	968	670	670
Average interest rate	5.61%	6.08%	6.15%	6.15%	6.15%	6.15%

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2014 and 2013.

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

As of December 31, 2014, the Group operated a total of 383 aircraft under operating leases and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks. However, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under capital leases and operating leases are disclosed in Note 35 and Note 46(b) to the consolidated Financial Statements, respectively.

The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2014 and 2013:

	As of December 31, 2014
	Expected Maturity Date								As of December 31, 2013
	2015	2016	2017	2018	2019	Thereafter	Total Recorded Amount	Fair Value (1)	Total Recorded Amount	Fair Value (1)
Fixed-rate bank and other loans in US$	31	330	475	12	12	75	935	1,009	544	555
Variable-rate bank and other loans in US$	17,157	16,790	12,553	3,532	3,049	4,585	57,666	57,666	56,274	56,274
Capital commitment in US$	18,146	11,628	10,081	7,552	2,108	9,952	59,467	59,467	47,651	47,651

(1)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2014 and 2013.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Fees and Payments from the Depositary to Us

In 2014, the Company received from the depositary a reimbursement of US$46,176.11, net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by the Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of its service to the Company, the Bank of New York Mellon waived a total amount of US$130,384.94 for the standard costs associated with the administration of the ADS program in 2014.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

ITEM 15. CONTROLS AND PROCEDURES

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

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company's internal control over financial reporting as of December 31, 2014, the audit report of which appears on page F-1 of this Form 20-F.

Changes in internal control over financial reporting

During the year ended December 31, 2014, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Tan Jing Song qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Tan Jing Song satisfies as an "independent director" within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. See "Item 6 Directors, Senior Management and Employees — Directors and Senior Management".

ITEM 16B. CODE OF ETHICS

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2013 and 2014:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	RMB (in million)
2013	12.0	-	0.8	3.7
2014	17.7	-	1.1	-

Tax Fees

Services provided primarily consist of tax compliance services.

Other Fees

Provision of other assurance and advisory services.

Before our principal accountants were engaged by the Company or our subsidiaries to render the audit or non-audit services, the engagements were approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Set out below is a summary of any significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange ("NYSE"):

NYSE corporate governance rules	The Company’s governance practices

Director Independence
A listed company must have a majority of independent directors on its board of directors. No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).	The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

Executive Sessions

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	No similar requirements.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The Company has established a nominating committee. As of December 31, 2014, the Nomination Committee consists of three members, Si Xian Min, Wei Jin Cai (Independent non-executive Director) and Tan Jing Song (Independent non-executive Director). Mr. Si Xian Min was appointed as the chairman of the Nomination Committee on December 26, 2013. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of directors and executives and give advice to the Board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to the Board.

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

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	The Company has established a remuneration and assessment committee consisting of three members. As of December 31, 2014, the remuneration and assessment committee is chaired by independent non-executive Director Ning Xiang Dong with independent non-executive Director Tan Jing Song and non-executive Director Wang Quan Hua as members.

The written charter of the compensation committee must state, at least, the following purposes and responsibilities:

(1) review and approve the corporate goals associated with CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals, and based on such evaluation determine and approve the CEO’s compensation level;	The responsibilities are similar to those stipulated by the NYSE rules, but the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee. The responsibilities of the remuneration and assessment committee are to approve the remuneration packages of Directors and senior management of the Group, and the Company’s "preliminary proposals on annual emoluments of the directors and senior management of the Group". The remuneration and assessment committee is also responsible for assessing performance of executive director and approving the terms of executive directors’ service contracts.

(2) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval;

(3) produce a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC.

NYSE corporate governance rules	The Company’s governance practices

The charter must also include the requirement for an annual performance evaluation of the compensation committee.

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.	The Board of Directors of the Company has established an audit committee that satisfies relevant domestic requirements and the audit committee has a written charter. As of December 31, 2014, the Audit Committee consists of three members, Mr. Ning Xiang Dong, Wei Jin Cai and Tan Jing Song, with Tan Jing Song being the Chairman of the Audit Committee.

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.	The responsibilities of the audit committee are similar to those stipulated by the NYSE rules, but according to the domestic practices, the Company is not required to make an annual performance evaluation of the audit committee and the audit committee is not required to prepare an audit report to be included in the Company’s annual proxy statement.

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

ITEM 16. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation) (1)

2.1	Specimen Certificate for the H Shares (2)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt (3)

4.1	Form of Director’s Service Agreement (4)

4.2	Form of Non-executive Director’s Service Agreement (5)

4.3	Aircraft Acquisition Agreement entered into by and between the Company and Boeing on February 28, 2012* (6)

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012*(7)

4.5	Aircraft Acquisition Agreement entered into by and between the Company and Airbus S.A.S. on December 5, 2012 *(8)

4.6	Asset Lease Agreement entered into by and between the Company and CSAHC on September 25, 2012(9)

4.7	Tenancy Contract entered into by and between the Company and CSAHC in relation to certain fragmented leases located in various locations on September 25, 2012(10)

4.8	Lease Agreement of Nanyang Base Assets entered into by and between the Company and CSAHC on January 24, 2013(11)

4.9	2013 Nanyang Asset Lease Agreement entered into by and between the Company and CSAHC on April 19, 2013(12)

4.10	Supplemental Agreement to the Import and Export Agency Framework Agreement entered into by and between the Company and Southern Airlines (Group) Import and Export Trading Company Limited on April 19, 2013(13)

4.11	Import and Export Agency Framework Agreement entered into by and between the Company and Southern Airlines (Group) Import and Export Trading Company Limited on January 9, 2014(14)

4.12	Media Services Framework Agreement entered into by and between the Company and Southern Airlines Culture and Media Co., Ltd. on April 19, 2013(15)

4.13	Financial Services Framework Agreement entered into by and between the Company and Southern Airlines Group Finance Company Limited on November 8, 2013(16)

4.14	Passenger and Cargo Sales Agency Services Framework Agreement entered into by and between the Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited on November 8, 2013(17)

4.15	Airport Property Management Supplemental Agreement entered into by and between the Company and Guangzhou China Southern Airlines Property Management Company Limited on December 31, 2013(18)

4.16	Property Management Framework Agreement entered into by and between the Company and Guangzhou China Southern Airlines Property Management Company Limited on December 31, 2013(19)

4.17	Catering Service Framework Agreement entered into by and between the Company and Shenzhen Air Catering Co., Ltd. on April 19, 2013(20)

4.18	Property Lease Agreement entered into by and between the Company and CSAHC on January 9, 2014(21)

4.19	Land Lease Agreement entered into by and between the Company and CSAHC on January 9, 2014(22)

4.20	Trademark License Agreement entered into by and between the Company and CSAHC on May 22, 1997 (23)

4.21	A Share subscription agreement entered into by and between the Company and CSAHC on June 11, 2012(24)

4.22	Supplemental Agreement to the financial service framework agreement entered into by and between the Company and CSAHC regarding revising each of the Cap in relation to the Provision of Deposit Services and the annual cap for the Provision of the Loan Services on March 16, 2012(25)

4.23	Aircraft Acquisition Agreement entered into by and between the Company and Airbus S.A.S. on May 16, 2014*

4.24	English translation of Asset Lease Agreement entered into by and between the Company and CSAHC on December 29, 2014

4.25	English translation of Supplemental Agreement to the Media Services Framework Agreement entered into by and between the Company and Southern Airlines Culture and Media Co., Ltd. on December 29, 2014

4.26	English translation of Property Management Framework Agreement entered into by and between the Company and Guangzhou China Southern Airlines Property Management Company Limited on December 29, 2014

4.27	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. Guangdong Branch on November 21, 2014.

4.28	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Sunshine Property and Casualty Insurance Company Limited on November 21, 2014.

4.29	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and PICC Property and Casualty Company Limited Guangzhou Branch on November 21, 2014.

4.30	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Taiping Pension Co., Ltd. on November 21, 2014.

4.31	English translation of Equity Transfer Agreement entered into by and between Xiamen Airlines Company Limited and Hebei Airlines Investment Group Company Limited on October 13, 2014.

8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (included in Exhibit 4.1)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

*	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1)	Incorporated by reference to the Exhibit 99.5 to our Form 6-K (File No. 001-14600) filed with the Securities and Exchange Commission on December 27, 2013.

(2)	Incorporated by reference to the Exhibit 2.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-07116), filed with the Securities and Exchange Commission on August 7, 2012.

(4)	Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(5)	Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006

(6)	Incorporated by reference to the Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 27, 2012.

(7)	Incorporated by reference to the Exhibit 4.4 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(8)	Incorporated by reference to the Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(9)	Incorporated by reference to the Exhibit 4.7 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(10)	Incorporated by reference to the Exhibit 4.8 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(11)	Incorporated by reference to the Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(12)	Incorporated by reference to the Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(13)	Incorporated by reference to the Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(14)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(15)	Incorporated by reference to the Exhibit 4.12 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(16)	Incorporated by reference to the Exhibit 4.13 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(17)	Incorporated by reference to the Exhibit 4.14 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(18)	Incorporated by reference to the Exhibit 4.15 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(19)	Incorporated by reference to the Exhibit 4.16 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(20)	Incorporated by reference to the Exhibit 4.17 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(21)	Incorporated by reference to the Exhibit 4.18 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(22)	Incorporated by reference to the Exhibit 4.19 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(23)	Incorporated by reference to the Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009.

(24)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(25)	Incorporated by reference to the Exhibit 4.12 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Si Xian Min
Name: Si Xian Min

Title: Chairman of the Board of Directors

Date: April 30, 2015

CHINA SOUTHERN AIRLINES COMPANY LIMITED

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Southern Airlines Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flows statement present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Southern Airlines Company Limited

We have audited the accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement of China Southern Airlines Company Limited (the “Company”) and its subsidiaries for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of China Southern Airlines Company Limited and its subsidiaries for the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

March 26, 2013

Consolidated income statements for the years ended December 31, 2014, 2013 and 2012

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

		2014	2013	2012
	Note	RMB million	RMB million	RMB million
Operating revenue
Traffic revenue	5	104,328	94,684	96,100
Other operating revenue	7	4,256	3,863	3,414
Total operating revenue		108,584	98,547	99,514

Operating expenses
Flight operation expenses	8	58,901	54,010	54,690
Maintenance expenses	9	8,304	7,805	7,971
Aircraft and transportation service expenses	10	16,402	15,091	14,072
Promotion and selling expenses	11	7,841	7,754	7,134
General and administrative expenses	12	2,337	2,470	2,425
Depreciation and amortisation	13	10,828	9,347	8,264
Impairment on property, plant and equipment	21	215	536	-
Others		1,198	1,267	1,321
Total operating expenses		106,026	98,280	95,877

Other net income	15	2,190	1,243	1,462

Operating profit		4,748	1,510	5,099

Interest income		376	307	235
Interest expense	16	(2,193)	(1,651)	(1,376)
Share of associates’ results	24	261	294	317
Share of joint ventures’ results	25	140	96	121
Exchange (loss)/gain, net	34(e)	(292)	2,903	267
Other non-operating income	17	26	25	75
Profit before income tax		3,066	3,484	4,738
Income tax	19	(668)	(734)	(954)
Profit for the year		2,398	2,750	3,784

Profit attributable to:
Equity shareholders of the Company	20	1,777	1,986	2,619
Non-controlling interests		621	764	1,165
Profit for the year		2,398	2,750	3,784

Earnings per share attributable to equity shareholders of the Company
Basic and diluted	20	RMB0.18	RMB0.20	RMB0.27

The accompanying notes form part of these consolidated financial statements.

Consolidated statements of comprehensive income

for the years ended December 31, 2014, 2013 and 2012

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

		2014	2013	2012
	Note	RMB million	RMB million	RMB million

Profit for the year		2,398	2,750	3,784

Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss
- Fair value movement of available-for-sale financial assets	27	43	(8)	5
- Share of other comprehensive income/(loss) of an associate		21	(3)	-
- Deferred tax relating to above items	28	(11)	2	(1)
Total comprehensive income for the year		2,451	2,741	3,788

Total comprehensive income attributable to:
Equity shareholders of the Company		1,813	1,981	2,622
Non-controlling interests		638	760	1,166
Total comprehensive income for the year		2,451	2,741	3,788

The accompanying notes form part of these consolidated financial statements.

Consolidated balance sheet at December 31, 2014 and 2013

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

		2014	2013
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	21	134,453	119,777
Construction in progress	22	19,347	17,459
Lease prepayments	23	2,349	2,267
Interest in associates	24	1,583	1,305
Interest in joint ventures	25	1,338	1,197
Other investments in equity securities	26	136	162
Aircraft operating lease deposits		651	566
Available-for-sale financial assets	27	104	61
Deferred tax assets	28	966	1,251
Other receivables	32	300	-
Other assets	29	920	589
		162,147	144,634
Current assets
Inventories	30	1,661	1,647
Trade receivables	31	2,683	2,173
Other receivables	32	5,864	3,431
Cash and cash equivalents	33	15,414	11,748
Restricted bank deposits		438	440
Prepaid expenses and other current assets		995	803
Amounts due from related companies	38	486	331
		27,541	20,573
Current liabilities
Borrowings	34	20,979	20,242
Current portion of obligations under finance leases	35	5,992	3,636
Trade payables	36	1,657	1,407
Sales in advance of carriage		6,101	5,815
Deferred revenue	37	1,160	1,244
Current income tax		296	495
Amounts due to related companies	38	458	457
Accrued expenses	39	12,122	11,898
Other liabilities	40	5,321	4,019
		54,086	49,213

Net current liabilities	2(a(i))	(26,545)	(28,640)

Total assets less current liabilities		135,602	115,994

Consolidated balance sheet at December 31, 2014 and 2013 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

		2014	2013
	Note	RMB million	RMB million
Non-current liabilities
Borrowings	34	42,066	37,246
Obligations under finance leases	35	43,919	31,373
Deferred revenue	37	1,750	2,069
Provision for major overhauls	41	1,623	1,076
Provision for early retirement benefits	42	25	41
Deferred benefits and gains	43	853	858
Deferred tax liabilities	28	873	880
		91,109	73,543

Net assets		44,493	42,451

Capital and reserves
Share capital	44	9,818	9,818
Reserves	45	25,930	24,511
Total equity attributable to equity shareholders of the Company		35,748	34,329
Non-controlling interests		8,745	8,122
Total equity		44,493	42,451

The accompanying notes form part of these consolidated financial statements.

Consolidated statements of changes in equity

for the years ended December 31, 2014, 2013 and 2012

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share	Share	Fair value	Other	Retained		Non-controlling	Total
	capital	premium	reserves	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Balance at January 1, 2012	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777

Changes in equity for 2012:
Profit for the year	-	-	-	-	2,619	2,619	1,165	3,784
Other comprehensive income	-	-	3	-	-	3	1	4
Total comprehensive income	-	-	3	-	2,619	2,622	1,166	3,788
Appropriations to reserves	-	-	-	132	(132)	-	-	-
Dividends relating to 2011	-	-	-	-	(1,964)	(1,964)	-	(1,964)
Acquisition of non-controlling interests in a subsidiary	-	-	-	-	(6)	(6)	(11)	(17)
Capital injection from the non-controlling shareholder of a subsidiary	-	-	-	-	-	-	140	140
Government contributions	-	-	-	10	-	10	10	20
Distributions to non-controlling interests	-	-	-	-	-	-	(12)	(12)
Share of an associate’s reserves movement	-	-	-	2	-	2	-	2
Balance at December 31, 2012	9,818	14,131	24	1,226	7,640	32,839	6,895	39,734

	Attributable to equity shareholders of the Company
	Share	Share	Fair value	Other	Retained		Non-controlling	Total
	capital	premium	reserves	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Balance at January 1, 2013	9,818	14,131	24	1,226	7,640	32,839	6,895	39,734

Changes in equity for 2013:
Profit for the year	-	-	-	-	1,986	1,986	764	2,750
Other comprehensive income	-	-	(2)	(3)	-	(5)	(4)	(9)
Total comprehensive income	-	-	(2)	(3)	1,986	1,981	760	2,741
Appropriations to reserves	-	-	-	113	(113)	-	-	-
Dividends relating to 2012 (Note 45)	-	-	-	-	(491)	(491)	-	(491)
Acquisition of non-controlling interests in a subsidiary	-	-	-	-	-	-	(6)	(6)
Capital injection from the non-controlling shareholder of a Subsidiary	-	-	-	-	-	-	560	560
Distributions to non-controlling interests	-	-	-	-	-	-	(87)	(87)
Balance at December 31, 2013	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451

Consolidated statements of changes in equity

for the years ended December 31, 2014, 2013 and 2012 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share	Share	Fair value	Other	Retained		Non-controlling	Total
	capital	premium	reserves	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Balance at January 1, 2014	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451

Changes in equity for 2014:
Profit for the year	-	-	-	-	1,777	1,777	621	2,398
Other comprehensive income	-	-	22	14	-	36	17	53
Total comprehensive income	-	-	22	14	1,777	1,813	638	2,451
Appropriations to reserves	-	-	-	137	(137)	-	-	-
Dividends relating to 2013(note 45)	-	-	-	-	(393)	(393)	-	(393)
Capital injection of non-controlling interests in a subsidiary	-	-	-	-	-	-	108	108
Acquisition of non-controlling interests in a subsidiary	-	-	-	(1)	-	(1)	(1)	(2)
Non-controlling interest arising on business combination	-	-	-	-	-	-	6	6
Distributions to non-controlling interests	-	-	-	-	-	-	(128)	(128)
Balance at December 31, 2014	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493

The accompanying notes form part of these consolidated financial statements.

F-8

 .

Consolidated cash flow statements for the years ended December 31, 2014, 2013 and 2012

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

		2014	2013	2012
	Note	RMB million	RMB million	RMB million

Operating activities
Cash generated from operating activities	33(b)	15,826	11,546	14,475
Interest received		360	220	224
Interest paid		(1,991)	(1,538)	(1,758)
Income tax paid		(625)	(525)	(1,237)
Net cash generated from operating activities		13,570	9,703	11,704

Investing activities
Acquisition of subsidiaries, net of cash acquired		(657)	-	-
Proceeds from disposal of property, plant and equipment and lease prepayments		1,611	205	522
Dividends received from associates		86	33	77
Dividends received from a joint venture		-	5	-
Dividends received from other investments in equity securities and available-for-sale financial assets		13	14	12
Loans repaid by an associate		-	-	2
Acquisition of term deposits and wealth management products		(3,286)	(8,402)	(1,100)
Proceeds from maturity of term deposits and wealth management products		1,254	8,481	4,100
Interest received on wealth management products		-	25	53
Additions of property, plant and equipment, lease prepayments and other assets		(8,649)	(12,308)	(15,733)
Capital injection into associates and other investment		-	(72)	-
Payment for aircraft lease deposits		(172)	(51)	(101)
Refund of aircraft lease deposits		87	142	10
Placement of pledged bank deposits		(1,656)	(277)	-
Withdrawal of pledged bank deposits		1,609	-	-
Proceeds from disposal of a subsidiary		-	-	5
Net cash used in investing activities		(9,760)	(12,205)	(12,153)

Financing activities
Dividends paid to equity shareholders of the Company	45(b)	(393)	(491)	(1,964)
Proceeds from borrowings		32,488	38,324	31,940
Proceeds from ultra-short-term financing bills		6,000	500	-
Repayment of borrowings		(31,126)	(31,243)	(27,533)
Repayment of principal under finance lease obligations		(4,072)	(2,895)	(1,978)
Repayment of ultra-short-term financing bills		(3,000)	(500)	-
Capital injection from the non-controlling interests of subsidiaries		108	560	140
Dividends paid to non-controlling interests		(128)	(87)	(12)
Payment for purchase of non-controlling interest		(8)	-	(17)
Government contribution		-	-	20
Withdrawal of pledged bank deposits		-	-	72
Net cash (used in)/generated from financing activities		(131)	4,168	668

Net increase in cash and cash equivalents		3,679	1,666	219
Cash and cash equivalents at January 1		11,748	10,082	9,863
Exchange losses on cash and cash equivalents		(13)	-	-
Cash and cash equivalents at December 31		15,414	11,748	10,082

The accompanying notes form part of these consolidated financial statements.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

1	Corporate information

China Southern Airlines Company Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on March 25, 1995. The address of the Company’s registered office is House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Company (“CSAHC”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

These financial statements are presented in RMB, unless otherwise stated.

These consolidated financial statements were approved for issue by the Company’s Board on March 30, 2015.

2	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities are stated at their fair value as explained in the accounting policies set out in Note 2(e).

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

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interest in associates and joint ventures.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

(i)	Going concern

As at December 31, 2014, the Group’s current liabilities exceeded its current assets by RMB26,545 million. In preparing the consolidated financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit and believe that adequate funding is available to fulfil the Group’s short-term obligations and capital expenditure requirements.

As at December 31, 2014, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB187.1 billion (2013: RMB166.3 billion), of which approximately RMB126.7 billion (2013: RMB120.9 billion) was unutilized. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the Board believes that it is appropriate to prepare the consolidated financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(ii)	New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after January 1, 2014:

•	Amendment to IAS 32, 'Financial instruments: Presentation' on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Group’s financial statements.

•	Amendments to IFRS 10, 12 and IAS 27, 'Consolidation for investment entities'. These amendments mean that many funds and similar entities will be exempt from consolidating most of their subsidiaries. Instead, they will measure them at fair value through profit or loss. The amendments give an exception to entities that meet an ‘investment entity’ definition and which display particular characteristics. Changes have also been made to IFRS 12 to introduce disclosures that an investment entity needs to make. The amendments did not have an impact on the Group’s financial statements.

•	Amendments to IAS 36, 'Impairment of assets', on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of cash-generating units which had been included in IAS 36 by the issue of IFRS 13. It also enhanced the disclosures of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The Group has applied the amendment and there has been no significant impact on the Group financial statements as a result.

•	Amendment to IAS 39, 'Financial instruments: Recognition and measurement' on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to 'over-the-counter' derivatives and the establishment of central counterparties. Under IAS 39, novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The Group has applied the amendment and there has been no significant impact on the Group financial statements as a result.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

(ii)	New and amended standards adopted by the Group (continued)

•	IFRIC 21, 'Levies', sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 'Provisions'. The interpretation addresses what the obligating event is that gives rise to the payment a levy and when a liability should be recognized. The Group is not currently subjected to significant levies so the impact on the Group is not material.

•	Annual improvements 2012. These amendments include changes from the 2010-2012 cycle of the annual improvements project, that affect 7 standards, only the below are effective for relevant transactions on or after July 1, 2014. IFRS 2, ‘Share-based payment’, the amendment clarifies the definition of a ‘vesting condition’ and separately defines ‘performance condition’ and ‘service condition’. IFRS 3, ‘Business combinations’ and consequential amendments to IFRS 9, ‘Financial instruments’, IAS 37, ‘Provisions, contingent liabilities and contingent assets’, and IAS39, ‘Financial instruments – Recognition and measurement’. The standard is amended to clarify that an obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or as equity, on the basis of the definitions in IAS 32,’Financial instruments: Presentation’. All non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date, with changes in fair value recognized in profit and loss. These annual improvements did not have an impact on the Group’s financial statements.

(iii)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

•	IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes.

Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

(iii)	New standards and interpretations not yet adopted (continued)

•	IFRS 15, 'Revenue from contracts with customers' deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 'Revenue' and IAS 11 'Construction contracts' and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Group is assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC/HK interpretations that are not yet effective that would be expected to have a material impact on the Group.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

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

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. With regards to each business combination, the Group recognized non-controlling interests based on the proportion of the net identifiable assets of the subsidiary owned by the non-controlling interests.

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Subsidiaries and non-controlling interests (continued)

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

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

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

(Expressed in Renminbi unless otherwise indicated)

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(g)	Property, plant and equipment

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

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, depreciation of other property, plant and equipment is calculated to write off the cost of items less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned and finance leased aircraft	15 to 20 years
Other flight equipment
–Jet engines	15 to 20 years
–Others, including rotable spares	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(i)	Leased assets

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in (Note2(g)). Impairment losses are accounted for in accordance with the accounting policy as set out in (Note 2(k)). Finance charges implicit in the lease payments are charged to income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(i)	Leased assets (continued)

(iv)	Sale and leaseback transactions

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

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight- line basis over beneficial period.

Deferred expenditure is stated at cost less impairment losses (Note 2(k)).

(k)	Impairment of assets

(i)	Impairment of investments in equity securities and receivables

Investments in equity securities and current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at the end of each financial year to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

–	significant financial difficulty of the debtor;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

–	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

–	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognized as follows:

–	For investments in subsidiaries, associates and joint ventures (including those recognized using the equity method (Note 2(c)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with (Note 2(k(ii))). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with (Note 2(k(ii)).

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Impairment of assets (continued)

(i)	Impairment of investments in equity securities and receivables (continued)

–	For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

–	For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

–	For available-for-sale securities, the cumulative loss that has been recognized in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognized in income statement is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognized in income statement.

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

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Impairment of assets (continued)

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at the end of each financial year to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

–	Property, plant and equipment;
–	Investment properties;
–	Construction in progress;
–	Lease deposits;
–	Lease prepayments;
–	Other assets; and
–	Goodwill

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

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(k)(i) and (ii)).

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Impairment of assets (continued)

(iii)	Interim financial reporting and impairment (continued)

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

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(q)(i)), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(p)	Cash and cash equivalents

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

The amount of the guarantee initially recognized as deferred income is amortised in income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with (Note 2(q)(ii)) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortisation.

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(t)	Defeasance of long-term liabilities

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(v)	Income tax (continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

–	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

–	the same taxable entity; or

–	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(w)	Revenue recognition

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(w)	Revenue recognition (continued)

(iii)	Operating rental income

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

(iv)	Dividends

–	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established.

–	Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

(v)	Government grants are recognized in consolidated balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as revenue in income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in income statement over the useful life of the asset by way of reduced depreciation expense.

(vi)	Interest income is recognized as it accrues using the effective interest method.

(x)	Traffic commissions

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(z)	Borrowing costs

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(ac)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

3	Accounting judgements and estimates

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

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding provision for early retirement benefits and fair value measurements of financial instruments disclosed in Note42 and Note 4(g) respectively, the Group believes the following critical accounting policies also involve the most significant judgements and estimates used in the preparation of the financial statements.

(a)	Impairment of trade receivables

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

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

3	Accounting judgements and estimates (continued)

(d)	Provision for major overhauls

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

(g)	Income tax

Significant judgment is required in determining the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional tax will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

(h)	Retirement benefits

According to IAS 19, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Company believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 49 (a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time (Note 14).

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

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

As at December 31, 2014, the Group’s current liabilities exceeded its current assets by RMB26,545 million. For the year ended December 31, 2014, the Group recorded a net cash inflow from operating activities of RMB13,570 million, a net cash outflow from investing activities of RMB9,760 million and a net cash outflow from financing activities of RMB131 million, which in total resulted in a net increase in cash and cash equivalents of RMB3,679 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. As at December 31, 2014, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB187,133 million (2013: RMB166,270 million), of which approximately RMB126,703 million (2013: RMB120,904 million) was unutilized. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2015. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities, which may impact the operations of the Group during the next twelve-month period. The Directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

As at December 31, 2014, the contractual maturities at the end of financial years of the Group’s borrowings and obligations under finance leases are disclosed in Notes 34, 35 respectively.

(b)	Interest rate risk

The interest rates and maturity information of the Group’s borrowings and obligations under finance leases are disclosed in Note 34 and Note 35, respectively. Majority of the Group’s borrowing are at floating interest rates which expose the Group to cash flow interest rate risk. Borrowings at fixed interest rates expose the Group to fair value interest risk.

At December 31, 2014, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB569 million (2013: RMB443 million; 2012: RMB307 million). Other components of consolidated equity would not be affected (2013 and 2012: Nil) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2013 and 2012.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(c)	Foreign currency risk

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

	2014		2013		2012
	Appreciation /(depreciation) of Renminbi against foreign currency	Increase /(decrease) on profit after tax and retained profits RMB million	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase /(decrease) on profit after tax and retained profits RMB million	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) on profit after tax and retained profits RMB million

United States
Dollars	1%	767	1%	654	2%	1,033
	(1)%	(767)	(1)%	(654)	(2)%	(1,033)

Singapore
Dollars	2%	6	2%	7	2%	8
	(2)%	(6)	(2)%	(7)	(2)%	(8)

Japanese
Yen	10%	145	10%	177	10%	125
	(10)%	(145)	(10)%	(177)	(10)%	(125)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the financial year for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease obligations held by the Group which expose the Group to foreign currency risk at the end of the financial year, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2013 and 2012.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(d)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables and the guarantees on personal bank loans provided to the Group’s pilot trainees.

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2014, the balance due from BSP agents amounted to RMB990 million (2013: RMB1,046 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management’s expectations. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables is set out in (Note 31).

The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB646 million (December 31, 2013: RMB656 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2014, total personal bank loans of RMB486 million (December 31, 2013: RMB464million), under these guarantees, were drawn down from the banks. During the year, the Group has paid RMB2 million (2013: RMB6 million) to the banks due to the default of payments of certain pilot trainees.

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2013 and 2012:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,773 million (2013: RMB3,554 million; 2012: RMB3,740 million). The sensitivity analysis indicates the instantaneous change in the Group’s fuel cost that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group’s debt ratio was 77% at December 31, 2014 (2013: 74%).

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the end of financial period across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

–  Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

–  Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

–  Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

The following table presents the Group’s financial assets that are measured at fair value at December 31, 2014.

2014	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million

Assets
Available-for-sale equity securities:
-Listed	104	-	-	104

2013

Assets
Available-for-sale equity securities:
-Listed	61	-	-	61

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

During the years ended December 31, 2014 and 2013, there were no significant transfers between instruments in Level 1 and Level 2.

(a)	Financial instruments in level 1

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

(ii)	Financial instruments not carried at fair value

(a)	Other investments in equity securities represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably. Accordingly, they are recognized in the consolidated balance sheet at cost less impairment losses.

(b)	Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

(c)	All other financial instruments, including trade and other receivables, trade and other payables, borrowings and obligation under finance leases are carried at amounts not materially different from their fair values as at December 31, 2014 and December 31, 2013.

5	Traffic revenue

	2014	2013	2012
	RMB million	RMB million	RMB million

Passenger	84,740	76,687	77,937
Cargo and mail	5,842	4,935	4,785
Fuel Surcharge Income	13,746	13,062	13,378
	104,328	94,684	96,100

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

6	Segmental information

(a)	Business segments

The Group’s network passenger, cargo and mail transportation are managed as a single business unit. The Group’s chief operating decision maker (“CODM”), which is the senior executive management, makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the “airline transportation operations”.

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

The segment results of the Group for the year ended December 31, 2014 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	107,790	523	-	-	108,313
Inter-segment sales	-	1,364	(1,364)	-	-
Reportable segment revenue	107,790	1,887	(1,364)	-	108,313
Reportable segment profit before taxation	2,422	257	-	416	3,095
Reportable segment profit after taxation	1,800	202	-	416	2,418
Other segment information
Income tax	622	55	-	-	677
Interest income	369	7	-	-	376
Interest expense	2,155	38	-	-	2,193
Depreciation and amortisation	10,915	88	-	-	11,003
Impairment loss	205	-	-	-	205
Share of associates’ results	-	-	-	263	263
Share of joint ventures’ results	-	-	-	140	140
Non-current assets additions during the year	29,523	98	-	-	29,621

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2013 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	97,659	471	-	-	98,130
Inter-segment sales	-	1,147	(1,147)	-	-
Reportable segment revenue	97,659	1,618	(1,147)	-	98,130
Reportable segment profit before taxation	2,796	123	-	431	3,350
Reportable segment profit after taxation	2,118	100	-	431	2,649
Other segment information
Income tax	678	23	-	-	701
Interest income	300	7	-	-	307
Interest expense	1,611	40	-	-	1,651
Depreciation and amortisation	9,425	80	-	-	9,505
Impairment loss	567	1	-	-	568
Share of associates’ results	-	-	-	296	296
Share of joint ventures’ results	-	-	-	96	96
Non-current assets additions during the year	28,780	82	-	-	28,862

The segment results of the Group for the year ended December 31, 2012 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	101,007	476	-	-	101,483
Inter-segment sales	-	1,159	(1,159)	-	-
Reportable segment revenue	101,007	1,635	(1,159)	-	101,483
Reportable segment profit before taxation	4,120	102	-	526	4,748
Reportable segment profit after taxation	3,179	90	-	526	3,795
Other segment information
Income tax	941	12	-	-	953
Interest income	230	5	-	-	235
Interest expense	1,329	47	-	-	1,376
Depreciation and amortisation	8,204	80	-	-	8,284
Impairment loss	(7)	1	-	-	(6)
Share of associates’ results	-	-	-	318	318
Share of joint ventures’ results	-	-	-	121	121
Non-current assets additions during the year	24,316	57	-	-	24,373

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at December 31, 2014 and December 31, 2013 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at December 31, 2014
Reportable segment assets	184,661	2,427	(568)	3,177	189,697
Reportable segment liabilities	144,782	1,209	(568)	-	145,423
As at December 31, 2013
Reportable segment assets	160,759	2,304	(658)	2,740	165,145
Reportable segment liabilities	122,320	1,271	(658)	-	122,933

* Unallocated assets primarily include investments in associates and joint ventures, available-for-sale financial assets and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, gain on disposal of a subsidiary, dividend income from available-for-sales financial assets and other investments in equity securities and interest income from wealth management products.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical segment are analyzed based on the following criteria:

(1)	Traffic revenues from services within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets, excluding Hong Kong, Macau and Taiwan, is classified as international operations.

(2)	Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2014	2013	2012
	RMB Million	RMB Million	RMB Million

Domestic	82,764	76,828	81,322
International	22,952	19,053	17,821
Hong Kong, Macau and Taiwan	2,597	2,249	2,340
	108,313	98,130	101,483

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c)	Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement.

		2014	2013	2012
	Note	RMB million	RMB million	RMB million
Revenue

Reportable segment revenues		108,313	98,130	101,483
Reclassification of expired sales in advance of carriage	(i)	459	684	495
Reclassification of sales tax	(ii)	(188)	(267)	(2,464)
Consolidated revenues		108,584	98,547	99,514

		2014	2013	2012
	Note	RMB million	RMB million	RMB million
Profit before income tax

Reportable segment profit before taxation		3,095	3,350	4,748
Losses on housing benefits		-	-	(14)
Capitalization of exchange difference of specific loans	(iii)	(28)	133	3
Government grants	(iv)	1	3	2
Others		(2)	(2)	(1)
Consolidated profit before income tax		3,066	3,484	4,738

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement. (continued)

		2014	2013
	Note	RMB million	RMB million
Assets
Reportable segment assets		189,697	165,145
Capitalization of exchange difference of specific loans	(iii)	323	351
Government grants	(iv)	(259)	(210)
Others		(73)	(79)
Consolidated total assets		189,688	165,207

		2014	2013
	Note	RMB million	RMB million
Liabilities

Reportable segment liabilities		145,423	122,933
Government grants	(iv)	(228)	(178)
Others		-	1
Consolidated total liabilities		145,195	122,756

Notes:

(i)	In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognized as other operating income.

(ii)	In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

(iii)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalized as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognized in income statement unless the exchange difference represents an adjustment to interest.

(iv)	In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of “capital reserve”, are credited to capital reserve. Otherwise, government grants related to assets are recognized as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

7	Other operating revenue

	2014	2013	2012
	RMB million	RMB million	RMB million

Commission income	1,335	1,040	757
Expired sales in advance of carriage	459	684	495
Hotel and tour operation income	508	565	647
General aviation income	576	484	445
Ground services income	293	349	350
Air catering income	272	226	176
Cargo handling income	236	176	109
Rental income	156	137	125
Others	421	202	310
	4,256	3,863	3,414

8	Flight operation expenses

	2014	2013	2012
	RMB million	RMB million	RMB million

Jet fuel costs	37,728	35,538	37,401
Flight personnel payroll and welfare	6,803	5,799	5,051
Aircraft operating lease charges	5,383	4,767	4,897
Air catering expenses	2,497	2,295	2,352
Civil Aviation Development Fund	2,279	2,036	1,868
Training expenses	1,003	784	660
Aircraft insurance	202	194	203
Others	3,006	2,597	2,258
	58,901	54,010	54,690

9	Maintenance expenses

	2014	2013	2012
	RMB million	RMB million	RMB million

Aviation repair and maintenance charges	5,525	5,334	5,633
Staff payroll and welfare	1,966	1,712	1,584
Maintenance materials	813	759	754
	8,304	7,805	7,971

10	Aircraft and transportation service expenses

	2014	2013	2012
	RMB million	RMB million	RMB million

Landing and navigation fees	10,496	9,510	8,984
Ground service and other charges	5,906	5,581	5,088
	16,402	15,091	14,072

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

11	Promotion and selling expenses

	2014	2013	2012
	RMB million	RMB million	RMB million

Sales commissions	4,263	4,356	3,865
Ticket office expenses	2,465	2,303	2,183
Computer reservation services	542	526	458
Advertising and promotion	116	118	260
Others	455	451	368
	7,841	7,754	7,134

12	General and administrative expenses

	2014	2013	2012
	RMB million	RMB million	RMB million

General corporate expenses	2,195	2,334	2,327
Auditors’ remuneration	18	16	14
Other taxes and levies	124	120	84
	2,337	2,470	2,425

13	Depreciation and amortisation

	2014	2013	2012
	RMB million	RMB million	RMB million

Depreciation
– Owned assets	8,021	6,861	6,328
– Assets acquired under finance leases	2,768	2,477	1,874
Amortisation of deferred benefits and gains	(156)	(146)	(74)
Other amortisation	195	155	136
	10,828	9,347	8,264

14	Staff costs

	2014	2013	2012
	RMB million	RMB million	RMB million

Salaries, wages and welfare	14,667	12,938	11,953
Contribution to retirement schemes	1,554	1,324	814
Other retirement welfare payments	167	175	125
Early retirement benefits (Note 42)	7	12	20
	16,395	14,449	12,912

Staff costs relating to flight operations and maintenance are also included in the respective total amounts disclosed separately in Note 8 to Note 9 above.

Details of staff costs arising from cash-settled share appreciation rights are disclosed in Note 49(c). Such costs have been included in “salaries, wages and welfare” above.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

15	Other net income

	2014	2013	2012
	RMB million	RMB million	RMB million

Government grants (Note)	1,700	1,155	1,243
Gain/ (losses) on disposal of property,
plant and equipment, net
– Aircraft and spare engines	344	(8)	9
– Other property, plant and equipment	(77)	(70)	7
Others	223	166	203
	2,190	1,243	1,462

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located. The government grants are recognized when fulfilling the requirements and when cash is received.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognized during the year ended December 31, 2014.

16	Interest expense

	2014	2013	2012
	RMB million	RMB million	RMB million

Interest on borrowings	1,628	1,275	1,289
Interest relating to obligations under finance leases	978	692	468
Interest relating to provision for early retirement benefits(Note 42)	4	5	8
Less: interest expense capitalized (Note)	(417)	(321)	(389)
	2,193	1,651	1,376

Note:

The interest rates used for interest capitalization ranged from 2.12% to 2.73% per annum in 2014 (2013: 2.06% to 2.81% per annum; 2012: 2.25% to 3.23% per annum).

17	Other non-operating income

	2014	2013	2012
	RMB million	RMB million	RMB million

Interest income on wealth management products	-	25	21
Gain on disposal of a subsidiary	-	-	54
Gain recognized on acquisition of a subsidiary (Note 47)	26	-	-
	26	25	75

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

18	Remuneration of directors, supervisors and senior management

(a)	Directors’ and supervisors’ remuneration

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2014 are set out below:

Name	Directors’ fees	Salaries, wages and welfare	Retirement scheme contributions	Total
	RMB thousand	RMB thousand	RMB thousand	RMB thousand

Non-executive directors
Si Xian Min (Note (i))	-	-	-	-
Wang Quan Hua (Note (i))	-	-	-	-
Yuan Xin An (Note (i))	-	-	-	-
Yang Li Hua (Note (i) & (ii))	-	-	-	-

Executive directors
Tan Wan Geng (Note (i))	-	-	-	-
Zhang Zi Fang (Note (i))	-	-	-	-
Li Shao Bin (Note (ii))	-	636	130	766

Supervisors
Li Jia Shi	-	636	132	768
Zhang Wei (Note (i))	-	-	-	-
Yang Yi Hua	-	294	140	434
Wu De Ming (Note (iv))	-	367	140	507

Independent non-executive directors
Wei Jin Cai	150	-	-	150
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150
Tan Jin Song(Note(iv))	150	-	-	150
	600	1,933	542	3,075

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

18	Remuneration of directors, supervisors and senior management (continued)

(a)	Directors’ and supervisors’ remuneration (continued)

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2013 are set out below:

Name	Directors’ fees	Salaries, wages and welfare	Retirement scheme contributions	Total
	RMB thousand	RMB thousand	RMB thousand	RMB thousand

Non-executive directors
Si Xian Min (Note (i))	-	-	-	-
Wang Quan Hua (Note (i))	-	-	-	-
Yuan Xin An (Note (i))	-	-	-	-
Yang Li Hua (Note (i) & (ii))	-	-	-	-

Executive directors
Tan Wan Geng (Note (i))	-	-	-	-
Zhang Zi Fang (Note (i))	-	-	-	-
Li Shao Bin (Note (ii))	-	639	120	759

Supervisors
Pan Fu (Note (i))	-	-	-	-
Li Jia Shi	-	636	120	756
Zhang Wei (Note (i))	-	-	-	-
Yang Yi Hua	-	291	122	413
Liang Zhong Gao (Note (iii))	-	300	122	422
Wu De Ming (Note (iv))	-	-	-	-

Independent non-executive directors
Gong Hua Zhang(Note (iii))	150	-	-	150
Wei Jin Cai	150	-	-	150
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150
Tan Jin Song(Note(iv))	-	-	-	-
	600	1,866	484	2,950

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

18	Remuneration of directors, supervisors and senior management (continued)

(a)	Directors’ and supervisors’ remuneration (continued)

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2012 are set out below:

Name	Directors’ fees	Salaries, wages and welfare	Retirement scheme contributions	Total
	RMB thousand	RMB thousand	RMB thousand	RMB thousand

Non-executive directors
Si Xian Min (Note (i))	-	-	-	-
Wang Quan Hua (Note (i))	-	-	-	-
Yuan Xin An (Note (i))	-	-	-	-

Executive directors
Tan Wan Geng (Note (i))	-	-	-	-
Zhang Zi Fang	-	743	70	813
Chen Zhen You (Note (v))	-	576	44	620

Supervisors
Pan Fu (Note (i))	-	-	-	-
Li Jia Shi	-	710	69	779
Zhang Wei (Note (i))	-	-	-	-
Yang Yi Hua	-	346	68	414
Liang Zhong Gao (Note (iii))	-	352	69	421

Independent non-executive directors
Gong Hua Zhang(Note (iii))	150	-	-	150
Wei Jin Cai	150	-	-	150
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150
	600	2,727	320	3,647

Save as disclosed above, the Company’s executive director, Mr. Xu Jie Bo resigned on January 5, 2015. For the year ended December 31, 2014, Mr. Xu Jie Bo’s total remuneration was RMB766 thousand, including salaries, wages and welfare of RMB636 thousand and retirement scheme of RMB130 thousand. For the year ended December 31, 2013, Mr. Xu Jie Bo’s total remuneration was RMB757 thousand, including salaries, wages and welfare of RMB636 thousand and retirement scheme of RMB121 thousand. For the year ended December 31, 2012, Mr. Xu Jie Bo’s total remuneration was RMB780 thousand, including salaries, wages and welfare of RMB710 thousand and retirement scheme of RMB70 thousand.

In addition to the above, certain directors have been granted SARs in respect of their services to the Group, further details of which are set out in Note 49(c).

Notes:

(i)	These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

(ii)	Appointed on January 24, 2013.

(iii)	Resigned on December 26, 2013.

(iv)	Appointed on December 26, 2013.

(v)	Resigned on December 6, 2012.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

19	Income tax

(a)	Income tax expense in the consolidated income statement

	2014	2013	2012
	RMB million	RMB million	RMB million

PRC income tax
– Provision for the year	430	705	774
– Over-provision in prior year	(29)	(31)	(61)
	401	674	713
Deferred tax (Note 28)
Origination and reversal of temporary differences	267	60	241

Tax expense	668	734	954

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

Under the Corporate Income Tax Law of the PRC, the Company and majority of its subsidiaries are subject to PRC income tax at 25% (2013: 25%). Certain subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located.

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2014	2013	2012
	RMB million	RMB million	RMB million

Profit before taxation	3,066	3,484	4,738

Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note)	738	863	1,157

Adjustments for tax effect of:
Non-deductible expenses	11	19	26
Non-taxable income	-	-	(9)
Share of results of associates and joint ventures	(104)	(108)	(110)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognized	63	32	3
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognized in prior years	(11)	(41)	(29)
Over-provision in prior year	(29)	(31)	(61)
Tax rates differential	-	-	(23)
Tax expense	668	734	954

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

19	Income tax (continued)

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates (continued)

Note:

The headquarters of the Company and its branches are taxed at rate at 25% (2013 and 2012: 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2013 and 2012: 15% to 25%).

20	Earnings per share

The calculation of basic earnings per share for the year ended December 31, 2014 is based on the profit attributable to equity shareholders of the Company of RMB1,777 million (2013: RMB1,986 million; 2012: RMB2,619 million) and the weighted average of 9,817,567,000 shares in issue during the year (2013 and 2012: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the year ended December 31, 2014 and 2013.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

21	Property, plant and equipment, net

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At January 1, 2013	667	8,599	83,011	38,667	16,570	5,076	152,590
Additions	17	41	2,772	10,935	1,120	507	15,392
Transfer from construction in progress (Note 22)	-	68	4,707	9,363	353	11	14,502
Transfer to buildings upon cease of lease intention	(72)	72	-	-	-	-	-
Transfer to investment properties upon lease out	69	(69)	-	-	-	-	-
Reclassification on exercise of purchase options	-	-	327	(327)	-	-	-
Disposals	-	(39)	(1,953)	(320)	(566)	(248)	(3,126)
At December 31, 2013	681	8,672	88,864	58,318	17,477	5,346	179,358

At January 1, 2014	681	8,672	88,864	58,318	17,477	5,346	179,358
Additions	-	151	726	8,521	821	608	10,827
Transfer from construction in progress (Note 22)	1	444	382	11,546	957	133	13,463
Transfer to buildings upon cease of lease intention	(99)	99	-	-	-	-	-
Transfer to lease prepayments upon cease of lease intention	(21)	-	-	-	-	-	(21)
Transfer to investment properties upon lease out	84	(84)	-	-	-	-	-
Acquisition of a subsidiary (Note 47)	-	-	539	1,931	261	23	2,754
Disposals	-	(77)	(5,390)	(443)	(946)	(227)	(7,083)
At December 31, 2014	646	9,205	85,121	79,873	18,570	5,883	199,298

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

21	Property, plant and equipment, net (continued)

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At January 1, 2013	186	2,440	29,109	8,098	9,515	3,202	52,550
Depreciation charge for the year	22	339	5,023	2,477	1,106	371	9,338
Transfer to buildings upon cease of lease intention	(39)	39	-	-	-	-	-
Transfer to investment properties upon lease out	4	(4)	-	-	-	-	-
Reclassification on exercise of purchase options	-	-	15	(15)	-	-	-
Disposals	-	(20)	(1,665)	(320)	(346)	(227)	(2,578)
Provision for impairment loss	-	-	500	-	36	-	536
Impairment losses written off on disposal	-	-	(170)	-	(95)	-	(265)
At December 31, 2013	173	2,794	32,812	10,240	10,216	3,346	59,581

At January 1, 2014	173	2,794	32,812	10,240	10,216	3,346	59,581
Depreciation charge for the year	21	292	6,095	2,768	1,063	550	10,789
Transfer to buildings upon cease of lease intention	(22)	22	-	-	-	-	-
Transfer to lease prepayments upon cease of lease intention	(4)	-	-	-	-	-	(4)
Transfer to investment properties upon lease out	19	(19)	-	-	-	-	-
Disposals	-	(61)	(3,966)	(429)	(701)	(211)	(5,368)
Provision for impairment loss (Note 21(d))	-	-	176	-	39	-	215
Impairment losses written off on disposal (Note 21(c))	-	-	(317)	-	(51)	-	(368)
At December 31, 2014	187	3,028	34,800	12,579	10,566	3,685	64,845

Net book value
At December 31, 2014	459	6,177	50,321	67,294	8,004	2,198	134,453
At December 31, 2013	508	5,878	56,052	48,078	7,261	2,000	119,777

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

21	Property, plant and equipment, net (continued)

(a)	As at December 31, 2014, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB1,623 million and RMB108 million respectively (2013: RMB1,764 million and RMB120 million respectively).

(b)	As at December 31, 2014, certain aircraft and other flight equipment of the Group with an aggregate carrying value of approximately RMB99,119 million (2013: RMB80,233 million) were mortgaged under certain loans or certain lease agreements (Notes 34 and 35).

(c)	During the year ended December 31, 2014, 7 Boeing 737-300 aircraft and 6 EMB145 aircraft against which impairment provision had been provided in previous years were disposed of and the impairment provision of RMB317 million for these aircraft was written of on disposal.

(d)	As at December 31, 2014, the Group reviewed the recoverable amounts of the aircrafts and related assets and made additional RMB176 million impairment provision for two Boeing B747-400F aircraft against which impairment provision had been provided in previous years. The Group also made impairment provision of RMB39 million on certain flight equipment considering that these equipment’s corresponding aircraft has ceased operation. The estimates of recoverable amounts were based on the greater of the assets’ fair value less costs to sell and the value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment.

(e)	As at December 31, 2014 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Guangxi, Hunan, Beijing, Shanghai, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu, Guizhou, Hainan, Hubei and Shantou, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2014, carrying value of such properties of the Group amounted to RMB3,572 million (2013: RMB3,557 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

21	Property, plant and equipment, net (continued)

(f)	The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB94 million (2013: RMB85 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and property, plant and equipment, upon the intention of commencement or cease of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2014	2013
	RMB million	RMB million

Within 1 year	54	45
After 1 year but within 5 years	72	54
After 5 years	11	2
	137	101

22	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million

At January 1, 2013	18,115	574	18,689
Additions	12,721	795	13,516
Transferred to property, plant and equipment (Note 21)	(14,423)	(79)	(14,502)
Transfer to lease prepayments and other assets upon completion of development	-	(244)	(244)
At December 31, 2013	16,413	1,046	17,459

At January 1, 2014	16,413	1,046	17,459
Additions	13,742	1,342	15,084
Acquisition of a subsidiary (Note 47)	484	2	486
Transferred to property, plant and equipment (Note 21)	(12,885)	(578)	(13,463)
Transfer to lease prepayments and other assets upon completion of development	-	(219)	(219)
At December 31, 2014	17,754	1,593	19,347

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

23	Lease prepayments

In 2014, the amount of amortisation charged to consolidated income statement was RMB61 million (2013: RMB58 million; 2012: RMB47 million).

A majority of the Group’s properties are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at December 31, 2014 and up to the date of approval of these financial statements, the Group is in the process of applying for certain land use right certificates. As at December 31, 2014, carrying value of such land use rights of the Group amounted to RMB1,038 million (2013: RMB1,056 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land use rights referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

24	Interest in associates

	2014	2013
	RMB million	RMB million

Share of net assets	1,583	1,305

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as of December 31, 2014 are as follows:

			Proportion of ownership interest held by
	Place of establishment / operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity

China Southern Group Finance Co.,Ltd (“SA Finance”)	PRC	33.98%	21.09%	12.89%	33.98%	Provision of Airlines financial services
Sichuan Airlines Co.,Ltd (“Sichuan Airlines”)	PRC	39%	39%	-	39%	Airline transportation
Southern Airlines Culture and Meida Co., Ltd (“SACM”)	PRC	40%	40%	-	40%	Advertising services

There is no associate that is individually material to the Group.

The Group has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2014	2013	2012
	RMB million	RMB million	RMB million

Aggregate carrying amount of individually immaterial associates	1,583	1,305	1,033
Aggregate amounts of the Group’s share of:
Profit from continuing activities	261	294	317
Other comprehensive income/(loss)	21	(3)	-
Total comprehensive income	282	291	317

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

25	Interest in joint ventures

	2014	2013
	RMB million	RMB million

Share of net assets	1,338	1,197

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as of December 31, 2014 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity

Guangzhou Aircraft Maintenance Engineering Co.,Ltd (”GAMECO”)	PRC	50%	50%	-	50%	Aircraft repair and maintenance services
Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”)	PRC	51%	51%	-	50%	Flight simulation services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC	50%	50%	-	50%	Sales of duty free goods in flight
China Southern West Australian Flying College Pty Ltd (“Flying College”)	Australia	48.12%	48.12%	-	50%	Pilot training services

There is no joint venture that is individually material to the Group.

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as following:

	2014	2013	2012
	RMB million	RMB million	RMB million

Aggregate carrying amount of individually immaterial joint venture	1,338	1,197	1,103
Aggregate amounts of the Group’s share of:
Profit from continuing activities	140	96	121
Total comprehensive income	140	96	121

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

26	Other investments in equity securities

	2014	2013
	RMB million	RMB million

Unlisted equity securities, at cost	136	162

Dividend income from unlisted equity securities of the Group amounted to RMB10 million during the year ended December 31, 2014 (2013: RMB11 million; 2012: RMB11 million).

27	Available-for-sale financial assets

	2014	2013
	RMB million	RMB million

Available-for-sale financial assets
- Listed in the PRC	104	61
Quoted market value of listed securities	104	61

Dividend income from listed securities of the Group amounted to RMB3 million during the year ended December 31, 2014 (2013: RMB3 million, 2012: RMB1 million).

28	Deferred tax assets/(liabilities)

(a)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2014	2013
	RMB million	RMB million

Deferred tax assets
– Deferred tax asset to be utilized after 12 months	390	443
– Deferred tax asset to be utilized within 12 months	576	808
	966	1,251

Deferred tax liabilities
– Deferred tax liability to be realized after 12 months	(873)	(880)
Net deferred tax assets	93	371

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

28	Deferred tax assets/(liabilities) (continued)

(b)	Movements of net deferred tax assets are as follows:

	At the beginning of the year	(Charged)/ credited to income statement	Charged to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2014
Deferred tax assets:
Accrued expenses	847	(286)	-	561
Provision for major overhauls	173	123	-	296
Deferred revenue	75	1	-	76
Provision for impairment losses	393	(158)	-	235
Others	69	13	-	82
	1,557	(307)	-	1,250

Deferred tax liabilities:
Provision for major overhauls	(363)	-	-	(363)
Depreciation allowances under tax in excess of the related depreciation under accounting	(707)	18	-	(689)
Change in fair value of available-for-sale equity securities	(9)	-	(11)	(20)
Others	(107)	22	-	(85)
	(1,186)	40	(11)	(1,157)

Net deferred tax assets	371	(267)	(11)	93

	At the beginning of the year	(Charged)/ credited to income statement	Credited to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2013
Deferred tax assets:
Accrued expenses	870	(23)	-	847
Provision for major overhauls	145	28	-	173
Deferred revenue	106	(31)	-	75
Provision for impairment losses	345	48	-	393
Others	47	22	-	69
	1,513	44	-	1,557

Deferred tax liabilities:
Provision for major overhauls	(319)	(44)	-	(363)
Depreciation allowances under tax in excess of the related depreciation under accounting	(643)	(64)	-	(707)
Change in fair value of available-for-sale equity securities	(11)	-	2	(9)
Others	(111)	4	-	(107)
	(1,084)	(104)	2	(1,186)

Net deferred tax assets	429	(60)	2	371

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

28	Deferred tax assets/(liabilities) (continued)

(c)	Deferred tax assets not recognized

At December 31, 2014, the Group’s deductible temporary differences amounting to RMB23 million (2013: RMB29 million) have not been recognized as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group’s unused tax losses of RMB932 million (2013: RMB236 million) have not been recognized as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilized will be available before they expire. The expiry dates of unrecognized unused tax losses are analyzed as follows:

	2014	2013
	RMB million	RMB million

Expiring in:
2014	-	32
2015	95	-
2016	98	4
2017	201	-
2018	250	200
2019	288	-
	932	236

The significant increase in unrecognized unused tax losses as of December 31, 2014 is attributable to the acquisition of a subsidiary (Note 47) with significant unused tax losses brought forward from previous years.

29	Other assets

	Prepayment for exclusive use right of an airport terminal	Software	Leasehold improvement	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At January 1, 2013	270	75	68	67	480
Additions	-	15	-	9	24
Transferred from construction in progress	-	136	46	-	182
Amortization for the year	(10)	(52)	(23)	(12)	(97)
At December 31, 2013	260	174	91	64	589

At January 1, 2014	260	174	91	64	589
Additions	-	18	37	8	63
Acquisition of a subsidiary (Note 47)	-	5	-	290	295
Transferred from construction in progress	-	63	45	-	108
Disposal	-	(1)	-	-	(1)
Amortization for the year	(10)	(72)	(36)	(16)	(134)
At December 31, 2014	250	187	137	346	920

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

30	Inventories

	2014	2013
	RMB million	RMB million

Consumable spare parts and maintenance materials	1,587	1,799
Other supplies	178	153
	1,765	1,952

Less: impairment	(104)	(305)

	1,661	1,647

Impairment of inventory is shown as below:

	2014	2013
	RMB million	RMB million

At January 1	305	372
Provision for impairment of inventories	-	21
Provision written off in relation to disposal of inventories	(201)	(88)
At December 31	104	305

31	Trade receivables

	2014	2013
	RMB million	RMB million

Trade receivables	2,716	2,200
Less: impairment	(33)	(27)
	2,683	2,173

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	2014	2013
	RMB million	RMB million

Within 1 month	2,133	1,810
More than 1 month but less than 3 months	535	345
More than 3 months but less than 12 months	25	25
More than 1 year	23	20
	2,716	2,200
Less: impairment	(33)	(27)
	2,683	2,173

All of the trade receivables are expected to be recovered within one year.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

31	Trade receivables (continued)

(b)	Impairment of trade receivables

(i)	Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(k)).

The movements in the allowance for doubtful debts during the year are as follows:

	2014	2013
	RMB million	RMB million

At January 1	27	26
Impairment loss recognized	12	13
Impairment loss written back	(2)	-
Uncollectible amounts written off	(4)	(12)
At December 31	33	27

(ii)	As of December 31, 2014, trade receivables of RMB5 million (2013: RMB11 million) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered.

The ageing analysis of these trade receivables is as follows:

	2014	2013
	RMB million	RMB million

3 to 12 months	5	11

(iii)	As of December 31, 2014, trade receivables of RMB43 million (2013: RMB34 million) were impaired. The amount of the provision was RMB33 million as of December 31, 2014 (2013: RMB27 million). The individually impaired receivables mainly relate to customers, which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	2014	2013
	RMB million	RMB million

3 to 12 months	20	14
Over 12 months	23	20
	43	34

(c)	Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2014	2013
	RMB million	RMB million

Neither past due nor impaired	2,668	2,155

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

31	Trade receivables (continued)

(d)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2014	2013
	RMB million	RMB million

Renminbi	2,231	1,795
Euro	134	135
US dollar	118	73
Australian dollar	36	38
Taiwan dollar	30	18
UK pound	38	30
Other currencies	129	111
	2,716	2,200

As at December 31, 2014, the fair value of trade receivables approximate its carrying amount.

32	Other receivables

	2014	2013
	RMB million	RMB million

VAT recoverable	1,562	1,114
Rebate receivables on aircraft acquisitions	1,018	919
Term deposit (Note)	2,454	422
Deposits for aircraft purchase	239	215
Interest receivables	126	110
Other rental deposits	73	79
Others	695	574

Subtotal	6,167	3,433
Less: impairment	(3)	(2)
	6,164	3,431
Less: non-current portion of term deposit recognized as non-current assets (Note)	(300)	-
Current portion of other receivables	5,864	3,431

Note:

As at December 31, 2014, the balance represents the term deposit amounting to RMB2,454 million at bank with maturity over 3 months (2013: RMB422 million). Term deposit with maturity over 1 years amounting to RMB300 million is classified as non-current asset. The weighted average annualized interest rate of term deposits as of December 31, 2014 is 3.06%.

As at December 31, 2014, the fair value of other receivables approximates its carrying amount.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

33	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2014	2013
	RMB million	RMB million

Deposits in banks and other financial institution	4,445	4,844
Cash at bank and in hand	10,969	6,904
Cash and cash equivalents in the statement of balance sheet	15,414	11,748

As at December 31, 2014, the Group’s deposits with SA Finance, this is a qualified financial institution amounted to RMB4,264 million (2013: RMB2,675 million) (Note 48(d)(ii)).

As at December 31, 2014, the fair value of cash and cash equivalents approximate its carrying amount.

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2014	2013
	RMB million	RMB million

Renminbi	13,649	10,976
US dollar	1,296	401
Euro	136	80
Japanese Yen	5	17
Hong Kong Dollars	60	26
Others	268	248
	15,414	11,748

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

33	Cash and cash equivalents (continued)

(b)	Reconciliation of profit before income tax to cash generated from operating activities:

		2014	2013	2012
	Note	RMB million	RMB million	RMB million

Profit before income tax		3,066	3,484	4,738
Depreciation charges	13	10,789	9,338	8,202
Other amortisation	13	195	155	136
Amortisation of deferred benefits and gains	13	(156)	(146)	(74)
Impairment losses on property, plant, equipment	21	215	536	-
Share of profits of associates	24	(261)	(294)	(317)
Share of profits of joint ventures	25	(140)	(96)	(121)
(Gain)/losses on sale of property, plant and equipment, net and lease prepayments	15	(267)	78	(16)
Other non-operating income	17	(26)	(25)	(75)
Interest income		(376)	(307)	(235)
Interest expense	16	2,193	1,651	1,376
Dividend income from other investments in equity securities and available-for-sale financial assets	26 & 27	(13)	(14)	(12)
Exchange losses/(gain), net		292	(2,903)	(308)
Decrease/(increase) in inventories		15	61	(90)
(Increase)/decrease in trade receivables		(391)	(321)	292
Decrease/(increase) in other receivables		108	(959)	(206)
Increase in prepaid expenses and other current assets		(203)	(205)	(42)
(Decrease)/increase in net amounts due to related companies		(154)	118	114
Increase/(decrease) in trade payables		45	(418)	(1,022)
Increase/(decrease) in sales in advance of carriage		261	961	(445)
Increase in accrued expenses		308	648	2,325
Increase/(decrease) in other liabilities		369	200	(314)
(Decrease)/increase in deferred revenue		(410)	463	765
Increase/(decrease) in provision for major overhauls		244	(421)	(276)
Decrease in provision for early retirement benefits		(28)	(31)	(31)
Increase/(decrease) in deferred benefits and gains		151	(7)	111
Cash generated from operating activities		15,826	11,546	14,475

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

34	Borrowings

(a)	As at December 31, 2014, borrowings are analyzed as follows:

	2014	2013
	RMB million	RMB million

Non-current
Long-term bank borrowings
– secured(Note (i)(iii))	19,846	21,888
– unsecured	22,220	15,358
	42,066	37,246

Current
Current portion of long-term bank borrowings
– secured(Note (i)(ii))	3,834	2,867
– unsecured	6,902	2,963
Short-term bank borrowings
– secured(Note (ii))	232	265
– unsecured	10,011	14,147
	20,979	20,242

Total borrowings	63,045	57,488

The borrowings are repayable:
Within one year	20,979	20,242
In the second year	17,226	10,666
In the third to fifth year inclusive	19,991	19,479
After the fifth year	4,849	7,101
Total borrowings	63,045	57,488

Notes:

(i)	As at December 31, 2014, borrowings of the Group totalling RMB22,946 million (2013: RMB24,755 million) were secured by mortgages over certain of the Group’s aircraft and other flight equipment with aggregate carrying amounts of RMB31,825 million (2013: RMB32,155 million).

(ii)	As at December 31, 2014, borrowings of the Group amounting to RMB532 million (2013: RMB265 million) were secured by pledged bank deposits of RMB324 million (2013:RMB277 million).

(iii)	As at December 31, 2014, borrowings of the Group amounting to RMB434 million (2013: nil) was secured by land use rights of RMB119 million (2013: nil).

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

34	Borrowings (continued)

(b)	As at December 31, 2014, the Group’s weighted average interest rates on short-term borrowings were 3.30% per annum (2013: 2.10% per annum).

(c)	Details of borrowings with original maturity over one year are as follows:

	2014	2013
	RMB million	RMB million

Renminbi denominated loans
Fixed interest rates ranging from 5.54% to 6.40% per annum as at December 31, 2014, with maturities through 2022	226	-
Floating interest rates 90%, 95%,100% of benchmark interest rate (stipulated by PBOC) as at December 31, 2014, with maturities through 2016	570	640

United States Dollars denominated loans
Fixed interest rates ranging from 1.89% to 3.30% per annum as at December 31, 2014, with maturities through 2017	927	311
Floating interest rates ranging from one-month LIBOR + 0.80% to one-month LIBOR + 2.20% per annum as at December 31, 2014, with maturities through 2021	1,832	2,149
Floating interest rates ranging from three-month LIBOR + 0.35% to three-month LIBOR + 3.25% per annum as at December 31, 2014, with maturities through 2024	38,546	33,758
Floating interest rates ranging from six-month LIBOR + 0.4% to six-month LIBOR + 5.5% per annum as at December 31, 2014, with maturities through 2023	10,701	6,218
	52,802	43,076
Less: loans due within one year classified as current liabilities	(10,736)	(5,830)
	42,066	37,246

(d)	The remaining contractual maturities at the end of the financial year of the Group’s borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial year) and the earliest date the Group can be required to pay, are as follows:

	2014	2013
	RMB million	RMB million

Contractual undiscounted cash flows

Within 1 year	22,293	21,528
After 1 year but within 2 years	18,098	11,603
After 2 years but within 5 years	20,758	20,711
After 5 years	5,040	7,454

	66,189	61,296

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

34	Borrowings (continued)

(e)	The carrying amounts of the borrowings are denominated in the following currencies:

	2014	2013
	RMB million	RMB million

Renminbi	4,444	670
US Dollars	58,601	56,818
	63,045	57,488

The Group has significant borrowings balances as well as obligations under finance leases (Note 35) which are denominated in US dollars as at December 31, 2014. The net exchange loss of RMB292 million (2013: net exchange gain of RMB2,903 million; 2012: net exchange gain RMB267 million) recorded by the Group was mainly attributable to the exchange loss/gain arising from translation of borrowings balances and finance lease obligations denominated in US dollars.

(f)	As at December 31, 2014, loans to the Group from SA finance amounted to RMB105 million (2013: RMB520 million) (Note 48(d)(i)).

(g)	As at December 31, 2014, the fair value of borrowings approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

35	Obligations under finance leases

The Group have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2015 to 2025. The Group has made careful assessment on the classification of leased aircraft pursuant to IAS 17 and believes all leased aircraft classified as finance lease meet one or more of the criteria as set out in IAS 17 that would lead to a lease being classified as a finance lease (i.e. the lease transfers ownership of the asset to the lessee by the end of the lease term; the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised; at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset).

As at December 31, 2014, future payments under these finance leases are as follows:

	2014			2013
	Present value of the minimum lease payments	Total minimum lease payments	Future interest	Present value of the minimum lease payments	Total minimum lease payments	Interest
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Within 1 year	5,992	7,312	1,320	3,636	4,498	862
After 1 year but within 2 years	5,487	6,643	1,156	4,139	4,887	748
After 2 years but within 5 years	15,781	18,277	2,496	11,074	12,690	1,616
After 5 years	22,651	24,345	1,694	16,160	17,356	1,196

	49,911	56,577	6,666	35,009	39,431	4,422
Less: balance due within one year classified as current liabilities	(5,992)			(3,636)

	43,919			31,373

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

35	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2014	2013
	RMB million	RMB million

United States Dollars denominated obligations
Fixed interest rates ranging from 3.20% to 6.01% per annum as at December 31, 2014	4,176	4,431

Floating interest rates ranging from three-month LIBOR + 0.18% to three-month LIBOR + 3.30% per annum as at December 31, 2014	25,819	15,946

Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at December 31, 2014	16,797	11,775

Singapore Dollars denominated obligations
Floating interest rate at six-month SIBOR + 1.44% per annum as at December 31, 2014	418	476

Japanese Yen denominated obligations
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at December 31, 2014	1,610	1,985

Floating interest rate at six-month TIBOR + 3.00% per annum as at December 31, 2014	331	396

Renminbi denominated obligations
Floating interest rate at 130% of five-year RMB loan bench mark interest rate announced by the PBOC per annum as at December 31, 2014	438	-

Floating interest rate at 100% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at December 31, 2014	322	-

	49,911	35,009

Charges over the assets concerned and relevant insurance policies are provided to the lessors as collateral and security. As at December 31, 2014, certain of the Group’s aircraft with carrying amounts of RMB67,294 million (2013: RMB48,078 million) secured finance lease obligations totaling RMB49,911 million (2013: RMB35,009 million).

As at December 31, 2014, the fair value of obligation under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

36	Trade payables

	2014	2013
	RMB million	RMB million

Within 1 month	755	987
More than 1 month but less than 3 months	633	252
More than 3 months but less than 6 months	107	79
More than 6 months but less than 1 year	76	73
More than 1 year	86	16

	1,657	1,407

As at December 31, 2014, the fair value of trade payable approximate their carrying amounts.

The carrying amounts of the Group’s trade payable are denominated in the following currencies:

	2014	2013
	RMB million	RMB million

Renminbi	1,558	1,066
US Dollars	86	329
Others	13	12
	1,657	1,407

37	Deferred revenue

Deferred revenue represents the unredeemed credits under the frequent flyer award programme.

38	Amounts due from/to related companies

(a)	Amounts due from related companies

		2014	2013
	Note	RMB million	RMB million

CSAHC and its affiliates		78	74
Associates		284	95
Joint ventures		124	162
	48(c)	486	331

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

38	Amounts due from/to related companies (continued)

(b)	Amounts due to related companies

		2014	2013
	Note	RMB million	RMB million

CSAHC and its affiliates		144	168
A joint venture of CSAHC		112	78
An associate		13	15
Joint ventures		119	96
Other related company		70	100
	48(c)	458	457

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

39	Accrued expenses

	2014	2013
	RMB million	RMB million

Repairs and maintenance	3,518	3,286
Jet fuel costs	1,814	2,337
Salaries and welfare	2,385	2,259
Landing and navigation fees	2,240	2,128
Computer reservation services	338	462
Provision for major overhauls (Note 41)	112	415
Interest expense	471	269
Air catering expenses	311	215
Provision for early retirement benefits (Note 42)	20	32
Others	913	495
	12,122	11,898

40	Other liabilities

	2014	2013
	RMB million	RMB million

Civil Aviation Development Fund and airport tax payable	1,379	1,213
Payable for purchase of property, plant and equipment	703	573
Sales agent deposits	418	390
Other taxes payable	397	377
Deposit received for chartered flights	188	103
Payable due to the former shareholder of a subsidiary (Note (a))	758	-
Others	1,478	1,363
	5,321	4,019

(a) Balance represented an interest-free loan of a subsidiary acquired by the Group in 2014 (Note 47) due to its former shareholder, which has no fixed repayment terms and is repayable on demand.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

41	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2014	2013
	RMB million	RMB million

At January 1	1,491	1,912
Additional provision	682	300
Utilisation	(438)	(721)

At December 31	1,735	1,491
Less: current portion (Note 39)	(112)	(415)

	1,623	1,076

42	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2014	2013
	RMB million	RMB million

At January 1	73	104
Provision for the year (Note 14)	7	12
Financial cost (Note 16)	4	5
Payments made during the year	(39)	(48)

At December 31	45	73
Less: current portion (Note 39)	(20)	(32)

	25	41

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

43	Deferred benefits and gains

	2014	2013
	RMB million	RMB million

Leases rebates (Note (i))	184	249
Maintenance rebates (Note (ii))	367	319
Gains relating to sale and leaseback (Note (iii))	103	121
Government grants	177	144
Others	22	25
	853	858

Notes:

(i)	The Company was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the remaining lease terms.

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

44	Share capital

	2014	2013
	RMB million	RMB million

Registered, issued and paid up capital:
4,208,586,278 domestic state-owned shares of RMB1.00 each (2013: 4,150,050,000 shares of RMB1.00 each)	4,209	4,150
2,814,063,722 A shares of RMB1.00 each (2013: 2,877,000,000 shares of RMB1.00 each)	2,814	2,873
2,794,917,000 H shares of RMB1.00 each (2013: 2,794,917,000 shares of RMB1.00 each)	2,795	2,795
	9,818	9,818

All the domestic state-owned, H and A shares rank pari passu in all material respects.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

45	Reserves

	2014	2013
	RMB million	RMB million

Share premium
At January 1 and December 31	14,131	14,131

Fair value reserve
At January 1	22	24
Change in fair value of available-for-sale equity securities	22	(2)

At December 31	44	22

Statutory and discretionary surplus reserve
At January 1	1,169	1,056
Appropriations to reserves (Note (a))	137	113

At December 31	1,306	1,169

Other reserve
At January 1	167	170
Share of an associate’s reserves movement	14	(3)
Acquisition of non-controlling interests in a subsidiary	(1)	-

At December 31	180	167

Retained profits
At January 1	9,022	7,640
Profit for the year	1,777	1,986
Appropriations to reserves	(137)	(113)
Dividends approved in respect of the previous year	(393)	(491)

At December 31	10,269	9,022

Total	25,930	24,511

(a)	Appropriations to reserves

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

45	Reserves (continued)

(b)	Dividends

Dividends payable to equity shareholders of the Company attributable to the year

	2014	2013
	RMB million	RMB million

Final dividend proposed after the end of the reporting year of RMB0.4 per 10 ordinary shares (2013: RMB0.4 per 10 ordinary shares)
(inclusive of applicable tax)	393	393

A dividend in respect of the year ended December 31, 2014 of RMB0.4 per 10 shares (inclusive of applicable tax) (2013: RMB0.4 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB393 million (2013: RMB393 million), was proposed by the directors on March 30, 2015. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

46	Commitments

(a)	Capital commitments

Capital commitments outstanding at December 31, 2014 not provided for in the financial statements were as follows:

	2014	2013
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	59,467	47,651

	59,467	47,651

Investment commitments
– authorised and contracted for
– capital contributions for acquisition of interests in associates	70	70
– share of capital commitments of a joint venture	52	58

	122	128

– authorised but not contracted for
– share of capital commitments of a joint venture	-	171

	122	299

Commitments for other property, plant and equipment
– authorised and contracted for	1,512	1,411
– authorised but not contracted for	3,610	2,291

	5,122	3,702

	64,711	51,652

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

46	Commitments (continued)

(a)	Capital commitments (continued)

As at December 31, 2014, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2014	2013
	RMB million	RMB million

2014	-	20,945
2015	18,146	14,417
2016	11,628	6,365
2017	10,081	5,924
2018 and afterwards	19,612	-
	59,467	47,651

(b)	Operating lease commitments

As at December 31, 2014, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2014	2013
	RMB million	RMB million

Payments due
Within 1 year	5,072	4,608
After 1 year but within 5 years	15,496	14,740
After 5 years	8,230	6,874
	28,798	26,222

47	Business Combination

On December 15, 2014, the Group acquired 99.23% of the share capital of Hebei Airlines Company Limited (“Hebei Airline”) from Hebei Airlines Investment Group Co., Ltd and Sichuan Airlines Group Co., Ltd, third parties of the Group, for RMB749 million and obtained the control of Hebei Airline.

The following table summarises the consideration paid for Hebei Airline, the fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date. The Group has recognized a gain amounting to RMB26 million related to this business combination. The Group believes that the major reason for this bargain purchase is that Hebei Airline had incurred loss for several years and the former shareholders were eager to sell their equity interests in Hebei Airline. As a result, the Group was able to negotiate a relatively lower consideration and a gain was incurred accordingly.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

47	Business Combination (Continued)

Consideration:
At December 15, 2014	RMB million
– Cash	680
– Fair value of liability assumed	69
Total consideration	749

Recognized amounts of identifiable assets acquired and liabilities assumed
Property, plant and equipment (Note 21)	2,754
Construction in progress (Note 22)	486
Other assets (Note 29)	295
Inventories	29
Trade receivables	119
Other receivables	109
Cash and cash equivalents	23
Prepaid expenses and other current assets	81
Borrowings	(724)
Obligations under finance leases	(1,331)
Trade and other payables	(206)
Sales in advance of carriage	(25)
Deferred revenue	(9)
Accrued expenses	(29)
Other liabilities	(791)
Total identifiable net assets	781

Non-controlling interest	(6)
Gain recognized (note 17)	(26)

749

Acquisition-related costs of RMB287,000 have been charged to operating expenses in the consolidated income statement for the year ended December 15, 2014.

The revenue included in the consolidated income statement since December 31, 2014 contributed by Hebei Airline was RMB94 million. Hebei Airline also incurred a loss of RMB52 million over the same period. Had Hebei Airline been consolidated from January 1, 2014, the consolidated income statement would show pro-forma revenue of RMB109,859 million and net profit of RMB2,162 million.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

48	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors as disclosed in Note 18, is as follows:

	2014	2013	2012
	RMB thousand	RMB thousand	RMB thousand

Salaries, wages and welfare	13,013	12,412	14,124
Retirement scheme contributions	2,359	2,074	1,303
	15,372	14,486	15,427

	2014	2013	2012
	RMB thousand	RMB thousand	RMB thousand

Directors and supervisors (Note 18(a))	3,241	3,108	4,615
Senior management	12,131	11,378	11,342
	15,372	14,486	15,957

Total remuneration is included in “staff costs” (Note 14).

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

48	Material related party transactions (Continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related company of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, joint ventures and other related company of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

		2014	2013	2012
	Note	RMB million	RMB million	RMB million

Income received from the CSAHC Group
Charter flight and pallet income	(i)	32	107	82
Air catering supplies income	(ii)	1	-	-
Cargo handling income	(i)	-	1	7

Income received from other related company
Aircraft sales income	(iii)	-	-	257
Aircraft purchase right transfer income	(iii)	-	-	16

Expenses paid to the CSAHC Group
Repairing charges	(iv)	780	796	830
Lease charges for land and buildings	(v)	170	169	152
Handling charges	(vi)	119	121	96
Property management fee	(vii)	61	63	50
Air catering supplies expenses	(ii)	89	84	79
Cargo handling charges	(i)	46	33	18
Commission expenses	(i)	8	19	18
Printing expenses	(viii)	4	-	-

Expenses paid to joint ventures and associates
Repairing charges	(ix)	1,335	1,783	1,468
Flight simulation service charges	(x)	316	270	257
Training expenses	(xi)	169	120	118
Ground service expenses	(xii)	111	14	-
Air catering supplies	(xiii)	102	-	-
Advertising expenses	(xiv)	75	77	49
Commission expense	(xv)	29	-	-
Maintenance material purchase expenses	(ix)	24	-	-

Income received from joint ventures and associates
Entrustment income for advertising media business	(xiv)	34	32	17
Rental income	(x)	33	31	36
Commission income	(xvi)	40	12	8
Repairing income	(xv)	17	14	22
Air catering supplies	(xv)	10	18	-
Ground service income	(xvii)	8	7	-
Air ticket Income	(xvi)	2	-	-
Maintenance material sales revenue	(xviii)	2	-	-
Air catering supplies income	(xiii)	1	-	-

Income received from other related company
Air tickets income	(xix)	12	12	-

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

48	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related company of the Group (continued)

Expenses paid to other related company
Computer reservation services	(xx)	435	444	440
Advertising expenses	(xix)	20	10	-

Disposal to the CSAHC Group
Disposal and losing control of a subsidiary	(xiv)	-	-	43

(i)	China Southern Air Holding Ground Services Co.,Ltd (“CSA Groud Services”), a wholly- owned subsidiary of CSAHC, purchases cargo spaces and charter flights from the Group. In addition, cargo handling income/charges are earned/payable by the Group in respect of the cargo handling services with CSA Ground Services.

Commission is earned by CSA Ground Services in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(ii)	Shenzhen Air Catering Company Limited (“SZ Catering”) became a related party of the Group since its Chairman, Mr. Yuan Xin An was appointed as a non-executive Director of the Company in November 2011.

Air catering supplies income/expenses are earned/payable by the group in respect of certain in-flight meals and related services with SZ catering.

(iii)	During the year 2012, Xiamen Airlines and Hebei Airline, a subsidiary of a non-controlling interest of Xiamen Airlines, entered into an aircraft sale agreement, pursuant to which Xiamen Airlines sold and Hebei Airline purchased one B737-800 aircraft at the consideration of approximately RMB257 million. In addition, Xiamen Airlines transferred the purchase right of one B737-800 aircraft to Hebei Airline at the consideration of approximately RMB16 million

On December 15, 2014, the Group acquired 99.23% of the share capital of Hebei Airline from Hebei Airlines Investment Group Co., Ltd and Sichuan Airlines, third parties of the Group, for RMB749 million and obtained the control of Hebei Airline.

(iv)	MTU Maintenance Zhuhai Co., Ltd, a joint venture of CSAHC, provides comprehensive maintenance services to the Group.

(v)	The Group leases certain land and buildings in the PRC from CSAHC. The amount represents rental payments for land and buildings paid or payable to CSAHC.

(vi)	The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a wholly-owned subsidiary of CSAHC, and pays handling charges to SAIETC.

(vii)	Guangzhou China Southern Airlines Property Management Company Limited, a subsidiary of CSAHC, provides property management services to the Group.

(viii)	Printing Plant of China Northern Airlines Vestibule School provides printing services for the Group.

(ix)	GAMECO and Shenyang Northern Aircraft Maintenance Limited (“AMECO”), joint ventures of the Group, provide comprehensive maintenance services to the Group.

The Group purchases maintenance material from GAMECO.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

48	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related company of the Group (continued)

(x)	Zhuhai Xiang Yi, a joint venture of the Group, provides flight simulation services to the Group.

In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

(xi)	Flying College, a joint venture of the Group, provides training services to the Group.

(xii)	Beijing Aviation Ground Services Co.,Ltd. and Shenyang Konggang Logistic Company Limited (“Shenyang Konggang Logistic”), associates of the Group provide ground service to the group.

(xiii)	Air catering supplies income/expenses are earned/payable by the Group in respect of certain in-flight meals and related services with Beijing Airport Inflight Kitchen Co.,Ltd. which is an associate of the Group.

(xiv)	SACM, an associate of the Group, provides advertising services to the Group.

In addition, Xiamen Airlines provides certain media resources to Xiamen Airlines Culture and Media Co., Ltd., a subsidiary of SACM.

(xv)	Sichuan Airlines, an associate of the Group, provides commission service to the Group. The charge is determined according to the market price.

In addition, The Company provides aircraft maintenance services to Sichuan Airlines. The Group provides air catering services and repairing services to Sichuan Airlines.

(xvi)	The Group provides certain website resources to SA Finance and Sichuan Airlines for the sales of air insurance to passengers.

The Group sells tickets to SA Finance as a gift to passengers for the sales of insurance.

(xvii)	The Group provides ground services to Shenyang Konggang Logistic and Sichuan Airlines.

(xviii)	The Company sells maintenance materials to AMECO.

(xix)	Phoenix Satellite Television Holding Limited (“the Phoenix Group”) provides advertising services to the Group.

In addition, the Group sells tickets to the Phoenix Group on market price.

(xx)	China Travel Sky Holding Company provides computer reservation services to the Group.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

48	Material related party transactions (continued)

(c)	Balances with the CSAHC Group, associates, joint ventures and other related company of the Group

Details of amounts due from/to the CSAHC Group, associates, joint ventures and other related company of the Group:

		2014	2013
	Note	RMB million	RMB million

Receivables:
The CSAHC Group		78	74
Associates		284	95
Joint ventures		124	162
	38(a)	486	331

		2014	2013
	Note	RMB million	RMB million

Payables:
The CSAHC Group		256	246
An associate		13	15
Joint ventures		119	96
Other related company		70	100
	38(b)	458	457

	2014	2013
	RMB million	RMB million

Accrued expenses:
The CSAHC Group	451	498
Associates	92	31
Joint ventures	836	772
Other related company	269	330
	1,648	1,631

The amounts due from/to the CSAHC Group, associates, joint ventures and other related company of the Group are unsecured, interest free and have no fixed terms of repayment.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

48	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

At December 31, 2014, loans from SA Finance to the Group amounted to RMB105 million (2013: RMB520 million).

In 2014, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from March 10, 2014 to March 9, 2015. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured loans are repayable as follows:

		2014	2013
	Note	RMB million	RMB million

Within 1 year		105	56
After 1 year but within 2 years		-	8
After 2 years but within 5 years		-	456
	34(f)	105	520

Interest expense paid on such loans amounted to RMB11 million (2013: RMB28 million; 2012: RMB30 million) and the interest rates ranged from 5.04% to 5.70% per annum during the year ended December 31, 2014(2013: 5.54% to 5.84%per annum; 2012: 4.86% to 5.84% per annum).

(ii)	Deposits placed with SA Finance

At December 31, 2014 the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

		2014	2013
	Note	RMB million	RMB million

Deposits placed with SA Finance	33	4,264	2,675

Interest income received on such deposits amounted to RMB68 million during the year ended December 31, 2014 (2013: RMB66 million; 2012: RMB61 million).

(e)	Commitments to CSAHC

At December 31, 2014, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB207 million (2013: RMB66 million).

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

49	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 11% to 21% (2013: 10% to 22%; 2012: 8% to 25%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, as its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAHC. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2014 was approximately RMB407,000,000.

(b)	Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i)	Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is charged to income statement. The amount was fully amortised in 2012.

(ii)	The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

49	Employee benefits plan (continued)

(c)	Share Appreciation Rights Scheme

On November 30, 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (“the Scheme”).

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HKD3.92 per unit in December 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax), a dividend of RMB 0.05(equivalent to HKD0.06) (inclusive of applicable tax) and a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) per share was approved by the Company’s General Meeting on May 31, 2012, June 18, 2013 and June 26, 2014 respectively (Note 45(b)), therefore, the exercise price for the SARs was adjusted to HKD3.56 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 8,326,667 units of SARs were lapsed.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for SARs as at December 31, 2014 was determined to be 0 (2013: RMB1,893,000) and correspondingly, staff cost of RMB1,893,000 was reversed during the year ended December 31, 2014 (2013: RMB410,000).

50	Supplementary information to the consolidated cash flow statement

Non-cash transactions-acquisition of aircraft

During the year ended December 31, 2014, aircraft acquired under finance leases amounted to RMB19,162 million (2013: RMB17,268 million; 2012: RMB8,178 million).

51	Contingent liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. which had been used by CSAHC before they are leased by the Company. However, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated May 22, 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

In addition, as disclosed in notes 21 and 23, the Group is applying title certificates for certain of the Group’s properties and land use rights certificates for certain parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

51	Contingent liabilities (continued)

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB646 million (December 31, 2013: RMB656 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2014, total personal bank loans of RMB486 million (December 31, 2013: RMB464million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB2 million (2013: RMB6 million) to the banks due to the default of payments of certain pilot trainees.

(c)	The Company received a claim on July 11, 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement for aircraft sold by the Company to the claimant. The claimant claimed against the Company for damages in the sum of approximately USD46 million or for the refund of its down payments of approximately USD12 million paid to the Company, and also interest thereon which is to be calculated in accordance with Section 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to approximately USD14 million. On July 25, 2013, the High Court of England and Wales dismissed the claimant’s claim in its entirely but awarded damages in the sum of approximately USD28 million, interest thereon and also legal costs to the Company in respect of its counterclaim made against the claimant. The claimant appealed to the Court of Appeal and on December 17, 2014, the Court of Appeal dismissed the claimant’s appeal but varied the award of damages to the Company from USD28 million to USD18 million. The Court of Appeal also ordered the claimant to pay the Company’s costs of the appeal. The claimant has applied for permission to further appeal the case to the Supreme Court but the application has been rejected by both the Court of Appeal and the Supreme Court. Based on existing information available, the Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

(d)	On May 31, 2014, the Company received a notice from the International Court of Arbitration of International Chamber of Commerce (“ICC”). The notice states that SASOF TR-81 AVIATION IRELAND LIMITED (the “lessor”) has applied for arbitration for the alleged breach of certain terms and conditions of an aircraft leasing agreement. The lessor has made a claim against the Company for an indemnity of approximately USD13 million, including the compensation for engine thrust upgrade damages, life components of engine, reserves of engines, cost of termination of the lease, external legal counsel’s remuneration and the interest thereon. On July 31, 2014, the Company has established a team to handle this arbitration and applied to ICC for a counter claim to request the lessor to compensate the Company for insurance fees amounting to USD8.2 million, deposits, default penalty, extra technical support fees and legal expenses and the interest thereon. As of the date of this report, the arbitration is still in early preparation phase and the arbitration session is expected to be held in early 2016. The Company cannot reasonably predict the result and potential impact of this pending litigation. Therefore, no additional provision has been made against this pending litigation.

(e)	According to publicly available information, certain former members of the Group's senior management are subjects of investigation. The Company has assessed the implications on this matter on the Group's financial results and financial position. Based on the results of the review, the Company's directors consider that there were no material consequential impact on the Group's financial statements. As of the date of this report, the investigation of these former members of the senior management is ongoing.

(f)	In late 2014 and early 2015, certain former executives of the Company became subjects of investigation by the PRC authorities for job-related crimes and the Company then removed each of these executives from office with immediate effect. In order to assess any implications on the Group’s financial statements, the Company and the Audit Committee has retained an outside counsel and independent forensic accountants to review those areas which may be impacted. Based on the results of the review, the Company’s directors concluded that there was no material impact on the Group’s financial statements. As of the date of this report, the PRC Authorities’ investigation of these former executives is ongoing and legal proceedings are subject to many uncertainties. Based on current information, the Company does not believe there will be any material impact on the Group’s financial statements.

52	Immediate and ultimate controlling party

As at December 31, 2014, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

