Form 20-F
period 2015-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2016-04-28
CIK 1041668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the "Company", "we", "us" and "our" means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, the "Group" means the Company and its consolidated subsidiaries, and "CSAHC" means China Southern Air Holding Company, the Company’s parent company which holds a 51.99% interest in the Company as of April 18, 2016.

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

The Company presents its consolidated financial statements in Renminbi. The consolidated financial statements of the Company for the year ended December 31, 2015 (the "Financial Statements") have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board (the "IASB").

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB6.4936, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2015. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

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

The following tables present selected financial data for the five-year period ended December 31, 2015. The selected consolidated income statement data for the three-year period ended December 31, 2013, 2014 and 2015 and selected consolidated statement of financial position data as of December 31, 2014 and 2015 excluding basic and diluted earnings per ADR, are derived from the audited consolidated financial statements of the Company, including the related notes, included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2011 and 2012 and selected consolidated statement of financial position data as of December 31, 2011, 2012 and 2013 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and "Item 5. Operating and Financial Review and Prospects" which are included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs.

	Year ended December 31,
	2015 US$	2015 RMB	2014 RMB	2013 RMB	2012 RMB	2011 RMB
	(in million, except per share and per ADR data)

Consolidated Income Statement Data:

Operating revenue	17,194	111,652	108,584	98,547	99,514	90,395
Operating expenses	(15,630)	(101,492)	(106,026)	(98,280)	(95,877)	(87,063)
Operating profit	2,069	13,438	4,748	1,510	5,099	4,353
Profit before income tax	942	6,118	3,066	3,484	4,738	6,930
Profit for the year	742	4,818	2,398	2,750	3,784	6,090
Profit attributable to:
Equity shareholders of the Company	575	3,736	1,777	1,986	2,619	5,110
Non-controlling interests	167	1,082	621	764	1,165	980
Basic and diluted earnings per share	0.06	0.38	0.18	0.20	0.27	0.52
Basic and diluted earnings per ADR(1)	2.93	19.03	9.05	10.11	13.34	26.02

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

	Year ended December 31,
	2015 US$	2015 RMB	2014 RMB	2013 RMB	2012 RMB	2011 RMB
	(in million)

Consolidated Statement of Financial Position Data:

Cash and cash equivalents	702	4,560	15,414	11,748	10,082	9,863
Other current assets	1,471	9,553	12,127	8,825	6,705	9,622
Property, plant and equipment, net	22,002	142,870	134,453	119,777	100,040	87,711
Total assets	28,642	185,989	189,688	165,207	142,454	129,412
Bank and other loans, including long-term bank and other loans due within one year	4,620	30,002	20,979	20,242	21,899	18,789
Obligations under capital leases due within one year	988	6,416	5,992	3,636	2,494	1,784
Bank and other loans, excluding balance due within one year	2,446	15,884	42,066	37,246	30,196	29,037
Obligations under capital leases, excluding balance due within one year	7,609	49,408	43,919	31,373	19,371	14,053
Total equity	7,642	49,624	44,493	42,451	39,734	37,777
Number of shares (in million)	9,818	9,818	9,818	9,818	9,818	9,818

Selected Operating Data

The operating data and the profit analysis and comparison for other years below is calculated and disclosed in accordance with the statistical standards, which have been implemented by the Group since January 1, 2001. See "Glossary of Airline Industry Terms" at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December, 31
	2015	2014	2013	2012	2011

Capacity
ASK (million)	235,616	209,807	186,800	169,569	151,064
ATK (million)	32,205	28,454	24,952	23,065	20,795
Kilometers flown (thousand)	1,408,500	1,275,570	1,147,070	1,052,495	939,233
Hours flown (thousand)	2,238	2,026	1,829	1,681	1,507
Number of landing and take-offs	936,750	884,070	809,870	757,022	702,264
Traffic
RPK (million)	189,588	166,629	148,417	135,535	122,344
RTK (million)	22,388	19,780	17,469	16,160	14,461
Passengers carried (thousand)	109,422	100,919	91,791	86,485	80,677
Cargo and mail carried (tons)	1,511,550	1,433,250	1,276,350	1,232,000	1,135,000
Load Factors
Passenger load factor (RPK/ASK) (%)	80.5	79.4	79.4	79.9	81.0
Overall load factor (RTK/ATK) (%)	69.5	69.5	70.0	70.1	69.5
Yield
Yield per RPK (RMB)	0.53	0.58	0.59	0.66	0.67
Yield per RFTK (RMB)	1.21	1.42	1.48	1.59	1.61
Yield per RTK (RMB)	4.78	5.27	5.42	5.95	6.03
Fleet
- Boeing	351	311	282	243	223
- Airbus	290	276	253	225	208
- McDonnell Douglas	-	-	-	-	-
- Others	26	25	26	23	13
Total aircraft in service at period end	667	612	561	491	444
Overall utilization rate (hours per day)	9.6	9.6	9.6	9.8	9.8

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), between Renminbi and U.S. dollars for the five most recent financial years.

Period	Period End	Average(1) (RMB per US$)	High	Low
Annual Exchange Rate
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1412	6.2213	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, between Renminbi and U.S. dollars, for the following periods.

Period	High	Low
Monthly Exchange Rate
October 2015	6.3591	6.3180
November 2015	6.3945	6.3180
December 2015	6.4896	6.3883
January 2016	6.5932	6.5219
February 2016	6.5795	6.5154
March 2016	6.5500	6.4480
April 2016 (up to April 18, 2016)	6.4810	6.4580

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Risks Relating to our Business

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADRs, H Shares and A Shares.

Major Chinese airlines are wholly- or majority-owned either by the Chinese government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese government, holds and exercises the rights of ownership of 51.99% of the equity of the Company. The interests of the Chinese government in the Company and in other Chinese airlines may conflict with the interests of the holders of the ADRs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in the Company. In addition, the Company may accept further capital injection from CSAHC through non-public subscriptions, which may have dilutive impact for other holders of ADRs, H Shares and A Shares.

Due to high degree of operating leverage and high fixed costs, a decrease in revenues of the Group could result in a disproportionately higher decrease in its profit for the year. The results of the Group’s operations are also significantly exposed to fluctuations in foreign exchange rates.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in its profit for the year. Moreover, as the Group has substantial obligations denominated in foreign currencies, its results of operations are significantly affected by fluctuations in foreign exchange rates, particularly by fluctuations in the Renminbi-U.S. dollar exchange rate. Net exchange losses of RMB292 million was recorded in 2014 mainly due to Renminbi depreciated slightly against U.S. dollar in 2014. Our net exchange losses of RMB5,953 million was recorded in 2015 as Renminbi depreciated significantly against U.S. dollar in 2015.

The Group has significant committed capital expenditures in the next three years, but may face challenges and difficulties as it seeks to maintain liquidity.

We have a substantial amount of debt, lease and other obligations, and will continue to have a substantial amount of debt, lease and other obligations in the future. As of December 31, 2015, the Group’s current liabilities exceeded its current assets by RMB51,422 million. The Group generally maintains sound operating cash flow. However, our substantial indebtedness and other obligations may in the future negatively impact our liquidity. In addition, the Group has significant committed capital expenditures in the next three years, due to aircraft acquisitions. In 2015 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. Moreover, the Group may not be able to meet its debt obligations as they fall due and commit future capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2015, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB173,739 million, of which approximately RMB131,021 million was unutilized. Our directors believe that sufficient financing will be available to the Group in 2016. However there can be no assurance that such loan financing will be available on terms acceptable to the Group or at all.

CSAHC will continue to be our controlling shareholder, and its interests may conflict with those of the Group. CSAHC and certain of its affiliates will continue to provide certain important services to the Group. Any disruption of the provision of services by CSAHC or its affiliates could affect the Group’s operations and financial conditions.

CSAHC will continue to be the controlling shareholder of the Company. CSAHC and certain of its affiliates will continue to provide certain important services to the Group, including the import and export of aircraft spare parts and other flight equipment, advertising services, provision of air ticket selling services, property management services, leasing of properties and financial services, and repair, overhaul and maintenance services on jet engines. The interests of CSAHC may conflict with those of the Group. In addition, any disruption of the provision of services by CSAHC’s affiliates or a default by CSAHC of its obligations owed to the Group could affect the Group’s operations and financial conditions. In particular, as part of its cash management system, the Group periodically places certain amount of demand deposits after independent shareholders’ approval with SA Finance, a PRC authorized financial institution controlled by CSAHC and an associate of the Company. The Group has taken certain measures to monitor the fund flows between itself and SA Finance and the placement of funds by SA Finance. Such monitoring measures may help to enhance the safety of the Group’s deposits with SA Finance. In addition, we have received a letter of undertakings from CSAHC dated March 31, 2009, in which, among other things, CSAHC warranted that the Group’s deposits and loans with SA Finance were definitely secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with the business of SA Finance over which the Group does not have control. As of December 31, 2014 and 2015, the Group had deposits of RMB4,264 million and RMB2,934, respectively, with SA Finance.

We have experienced incidents of employee misconduct in the past, and may be unable to prevent similar incidents in the future, which could adversely impact our reputation, our business and the trading price of our securities.

On January 5, 2015, we were informed that Mr. Xu Jie Bo, then Executive Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company and Mr. Zhou Yue Hai, then Executive Vice President of the Company were under investigation for suspicion of job-related crimes. On October 17, 2015, we were informed by PRC authorities that Mr. Liu Qian, then Executive Vice President of the Company was under investigation due to the suspicion of bribery crime. We responded immediately to this information in accordance with our internal policies, and removed each of the affected employees from office. We were informed by PRC authorities on November 5, 2015 that Mr. Si Xian Min, Chairman of the Board was under investigation for suspected severe disciplinary violations. We had no prior knowledge of the incidents that led to the investigation by the PRC authorities. On November 5, 2015, the Board passed resolutions to authorize Mr. Tan Wan Geng, Vice Chairman of the Board to assume the role and duties of the Chairman of the Board. On 15 January 2016, the Board received resignation from Mr. Si Xian Min as the Chairman of the Board. As of the date of this Annual Report, the investigation of Mr. Si Xian Min by the government authorities is on-going. Legal proceedings are subject to many uncertainties and we cannot predict the outcome of individual matters with absolute assurance. However, after due inquiry and to the best of our knowledge, neither we nor any of our current senior management or controlling shareholders is subject to any investigation by PRC authorities involved in these incidents or otherwise, and based on current information, we do not, believe there will be any material impact on our financial condition or results of operations or impact on the internal control over financial reporting caused by the incident.

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

Both international and domestic economic fluctuations and Chinese macroeconomic controls affect the demand for air travel. For example, the demand for air travel significantly decreased during the few years after the U.S. subprime crisis and European debt crisis. In addition, the continuing global economic slowdown may have a negative effect on the growth rate of the Chinese economy. Chinese macroeconomic controls, taken to counteract such slowdown, such as financing adjustments, credit adjustments, price controls and exchange rate policies, would present unexpected changes to the aviation industry. As a result, the changing economic situation and Chinese macroeconomic controls may cause volatility to the Group’s business and results of our operations.

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

The policy restraint on direct flights between Taiwan and Mainland China has been further loosened in the past few years. As of April 18, 2016, there were 698 cross-Strait direct passenger flights per week. The Company was the first Chinese carrier to operate non-stop flights from Mainland China to Taiwan and as a result has benefited from the operation of such flights. However, given the cross-Strait flight arrangement is subject to the political relationship between Taiwan and Mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement, and therefore may have a material adverse impact on the Group's results.

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

However, our independent registered public accounting firm or PRC Auditor may not be satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed. Our independent registered public accounting firm or PRC Auditor may also interpret the requirements, rules and regulations differently, and reach a different conclusion regarding the effectiveness of our internal control over financial reporting. Although our management have concluded that our internal control over financial reporting as of December 31, 2015 was effective, we may discover deficiencies in the course of our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, as required under the above mentioned rules and regulations. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

The Company could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. The Company believes that it was not a PFIC for the taxable year 2015. However, there can be no assurance that we will not be a PFIC for the taxable year 2016 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

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

The availability and cost of jet fuel have a significant impact on the Group’s results of operations. The Group’s jet fuel cost for 2015 accounted for 52.12% of its flight operations expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports) must be purchased from the exclusive providers, CAOSC and Bluesky Oil Supplies Company, which are supervised by the CAAC. Chinese airlines may also purchase jet fuel at the Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports from joint ventures in which the CAOSC is a partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines.

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

In 2015, a reasonable possible increase or decrease of 10% in average jet fuel price (VAT inclusive) with volume of fuel consumed and all other variables held constant, would have increased or decreased the Group’s annual fuel costs by approximately RMB2,627 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

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

The PRC government is aggressively implementing the expansion of its high-speed rail network, which provides train services at a speed of up to 300 kilometers per hour connecting major cities such as Beijing, Shanghai, Wuhan, Zhengzhou, Xi'an, Qingdao, Guangzhou, Harbin and Dalian. In December 2012, the Beijing-Guangzhou and Harbin-Dalian High-Speed Railways commenced operation, the expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular routes below 800 kilometers. The aggregate high-speed railway mileage in China reached over 19,000 kilometers as of December 31, 2015. The construction of all railways in China’s "Four Longitudinal and Four Horizontal" high-speed railway network is expected to complete by the end of 2020. We expect it will bring further negative impact on the domestic aviation industry. Increased competition and pricing pressures from railway service may have a material adverse effect on our financial condition and results of operations.

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

Starting on January 1, 2012, aviation sector will be included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of greenhouse gas emissions. Airline operators in the EU will receive tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB100 million) worth of CO2 emissions allowances from other greener industries. Pursuant to this policy, the domestic airlines having flight points in Europe undertake the same carbon emission reductions obligation as the European local airlines, which will result in a significant increase in the operating cost of domestic airlines in Europe, including our Company, and further have an adverse impact on the results of operations and financial condition. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant government authorities, the major airlines are prohibited from joining the ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items by adducing this reason. On November 12, 2012, EU announced to temporarily suspend the implementation of the ETS in the aviation sector in 2013 in order to forge a positive negotiation environment for all parties. In November 2014, CAAC issued a notification on the ETS. The notification provided that CAAC would not prohibit Chinese airlines to take part in the ETS if the relevant flights take off and land between the airports within the EU during 2012 and 2016. We operated few flights between airports within the EU since 2012. We expect we would operate few flights between airports within the EU in the future. Therefore, we will submit emissions report and pay the quota between 2012 and 2016 for our flights between airports within the EU. In April 2015, the Company had completed submission of emissions reports for the years 2012 to 2014 and fulfilled our obligations under the ETS. Going forward, the Company will be in strict compliance with the requirements of relevant PRC laws and the ETS, and continue to implement our respective obligations of EU carbon emissions trading in 2015 and 2016. There can be no assurance that the new implementation proposal will not have negative impact on our financial condition and result of operation.

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

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under leases, bank and other loans and operating lease commitment are denominated in foreign currencies, principally U.S. dollars, Euros and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by SAFE, or subject to certain restrictive conditions, entering into foreign exchange forward option contracts with authorized banks. However, SAFE may limit or eliminate the Group’s ability to purchase and retain foreign currencies in the future. In addition, foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. No assurance can be given that the Group will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

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

The PRC tax law may in the future deprive us of preferential tax treatments, which we currently enjoy.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC which took effect on January 1, 2008. As a result of the tax law, the statutory income tax rate adopted by the Company and its subsidiaries has been changed to 25% with effect starting from January 1, 2008. Prior to January 1, 2008, certain branches and subsidiaries of the Company were taxed at rates ranging from 15% to 33%. Pursuant to the current tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively. To the extent that there are any withdrawals of, or changes in, the preferential tax treatment that we currently enjoy, our tax liability may increase correspondingly and our financial condition and results of operations may be adversely affected.

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

The PRC tax law may have negative tax impact on holders of H Shares or ADRs of the Company, by requiring the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise.

The current tax law generally provides for a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

For individuals, the PRC tax law generally provides that an individual who receives dividends from the Company is subject to a 20% income tax. However, certain reduction of taxable income is granted by Chinese tax law for an individual receiving dividends from a listed company on Shanghai Stock Exchange or Shenzhen Stock Exchange. Under the current PRC tax law, dividends received by any foreign individual that holds overseas shares in Chinese enterprise is generally subject to individual income tax rate ranging from 5% to 20% (usually 10%), which may be entitled to tax reductions or exemptions, according to the applicable tax implementation regulations or applicable tax treaties between the home country of the individual and the PRC.

In addition, to date, relevant tax authorities have not collected capital gains tax on the gains realized upon the sale or other disposition of overseas shares in Chinese enterprise held by foreign individuals. If relevant tax authorities promulgate implementation rules on the taxation of capital gains realized by individuals upon the sale or other disposition of the shares, individual holders of the shares may be required to pay capital gains tax.

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

On October 13, 2014, Xiamen Airlines and Hebei Airlines Investment Group Company Limited (the "Hebei Airlines Investment") entered into an agreement, pursuant to which Hebei Airlines Investment agreed to sell and Xiamen Airlines agreed to purchase 95.4% equity interests in Hebei Airlines at the consideration of RMB680 million.

On July 14, 2015, we and Xiamen Jianfa entered into an agreement, pursuant to which Xiamen Jianfa agreed to sell and we agreed to purchase 4% equity interests in Xiamen Airlines at the consideration of RMB586,666,670.

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

On 17 December 2015, we entered into the aircraft acquisition agreement with Boeing to purchase 30 B737NG series aircraft and 50 B737 MAX series aircraft. The catalogue price of each B737NG series aircraft and B737 MAX series aircraft is priced about US$81.2 million and US$96.1 million, respectively. The aggregate consideration for the acquisition will be funded partly payable by cash and partly by financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to the Company during the period commencing from 2017 to 2021.

On 23 December 2015, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 10 Airbus A330-300 series aircraft. The catalogue price of one Airbus A330-300 series aircraft is priced about US$227.4 million. The aggregate consideration for the acquisition will be funded partly payable by cash and partly by financing arrangements with banking institutions. The Airbus aircraft will be delivered in stages to the Company during the period commencing from 2017 to 2019.

Capital Expenditure

The Group had RMB23,390 million, RMB26,481 million and RMB29,576 million capital expenditures in 2015, 2014 and 2013 respectively. Of such capital expenditures in 2015, RMB11,251 million was financed by capital leases, RMB11,258 million was financed by bank borrowings while the remaining RMB881 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations. As of December 31, 2015, we had total capital commitments for aircraft, engines and related equipment of approximately RMB83,427 million.

B.	Business Overview

General

The Group provides commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics from the CAAC, the Group is one of the largest Chinese airlines and, as of the year end of 2015, ranked first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2015, the Group’s RPKs increased at a compound annual growth rate of 6.31% from 148,417 million in 2013 to 166,629 million in 2014 and 189,588 million in 2015 while its capacity, measured in terms of ASKs, increased at a compound annual growth rate of 5.97%, from 186,800 million in 2013 to 209,807 million in 2014 and 235,616 million in 2015. In 2015, the Group carried 109 million passengers and had passenger revenue of RMB100,238 million (approximately US$15,436 million).

The Group conducts a portion of its airline operations through its airline subsidiaries namely Xiamen Airlines, Shantou Airlines Company Limited ("Shantou Airlines"), Zhuhai Airlines Company Limited ("Zhuhai Airlines"), Guizhou Airlines Company Limited ("Guizhou Airlines"), Chongqing Airlines Company Limited ("Chongqing Airlines") and Henan Airlines Company Limited (“Henan Airlines”), (collectively, the "Airline Subsidiaries"). In 2015, the Airline Subsidiaries carried 39.6 million passengers and had passenger revenue of RMB29,636 million (approximately US$4,564 million) and accounted for 36.3% and 29.6% of the Group’s passengers carried and passenger revenue, respectively.

The Group also provides air cargo and mail services. The cargo and mail revenue of the Group decreased by 4.5% to RMB6,861 million (approximately US$1,057 million) in 2015 as compared with that of 2014. The Group’s airline operations are fully integrated with its airline-related businesses, including aircraft and engine maintenance, flight simulation and air catering operations.

As of December 31, 2015, the Group operated 1,032 routes, of which 775 were domestic, 214 were international and 43 were regional. The Group operates the most extensive domestic route network among all Chinese airlines. Its route network covers commercial centers and rapidly developing economic regions in Mainland China.

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

The Group’s operations primarily focus on the domestic market. In addition, the Group also operates regional routes and international flights. As of December 31, 2015, the Group had 43 regional routes and 214 international routes. The Group’s regional operations include flights between destinations in Mainland China, Hong Kong, Macau and Taiwan. The Group’s international operations include scheduled services to cities in Australia, Azerbaijan, Bangladesh, United Kingdom, Burma, Cambodia, Canada, Dutch, France, Georgia, German, India, Indonesia, Japan, Kenya, Kazakhstan, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Tajikistan, Thailand, Turkey, Turkmenistan, United Arab Emirates (UAE), United States of American (USA), Vietnam, Mauritius, Uzbekistan, Iran, Italy .

After joining Skyteam Alliance, the Group has established a network reaching over 73 destinations globally, connecting 41 countries and regions and covering major cities around the world.

As of December 31, 2015, the Group had a fleet of 667 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, 787, Airbus 320 series, 330, 380 etc. The average age of the Group’s registered aircraft was 6.3 years as of December 31, 2015.

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

On March 21, 2014, the Company completed the issuance of the first tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the "2014 First Tranche Financing Bills"). The total issuance amount of the 2014 First Tranche Financing Bills was RMB3 billion, with a maturity period of 180 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

On April 17, 2014, the Company completed the issuance of the second tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the "2014 Second Tranche Financing Bills"). The total issuance amount of the 2014 Second Tranche Financing Bills was RMB3 billion, with a maturity period of 270 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

On August 14, 2014, the Board approved to make an application to National Association of Financial Market Institutional Investors for the registration and issuance of medium-term notes with an aggregate maximum principal amount of RMB10 billion for the purpose of replenishing the working capital and optimizing the debt structure of the Company. The annual general meeting for the year 2014 of the Company held on June 30, 2015 approved to make an application to the National Association of Financial Market Institutional Investors for the registration of ultra-short-term financing bills with the aggregate maximum principal amount of RMB14 billion (the "Ultra-short-term Financing Bills"), and the Ultra-short-term Financing Bills within the mentioned issuance size will be issued in one tranche or multiple tranches according to the funding needs and the market conditions. As of the date of this Annual Report, we have not issued any medium term notes.

On November 19, 2015, the Company completed the issuance of the first tranche of ultra-short-term financing bills for the year 2015 (the "2015 First Tranche Financing Bills"). The total issuance amount of the 2015 First Tranche Financing Bills was RMB3 billion, with a maturity period of 270 days, a par value per unit of RMB 100 and a nominal interest rate of 3.20%.

On November 24, 2015, the Company completed the issuance of the second tranche of ultra-short-term financing bills for the year 2015 (the "2015 Second Tranche Financing Bills"). The total issuance amount of the 2015 Second Tranche Financing Bills was RMB2 billion, with a maturity period of 180 days, a par value per unit of RMB 100 and a nominal interest rate of 3.04%.

On November 30, 2015, the Company completed the issuance of the third tranche of ultra-short-term financing bills for the year 2015 (the "2015 Third Tranche Financing Bills"). The total issuance amount of the 2015 Third Tranche Financing Bills was RMB3 billion, with a maturity period of 268 days, a par value per unit of RMB 100 and a nominal interest rate of 3.16%.

Issuance of Corporate Bonds

On November 13, 2015, the Company was approved by the CSRC to publicly issue corporate bonds (the "Corporate Bonds") in the amount of not more than RMB19 billion to qualified investors. The issuance of the Corporate Bonds shall be conducted in multiple tranches. The issuance of the first tranche must be completed within 12 months from the date of the approval and the issuance of the remaining tranches must be completed within 24 months from the date of the approval. On November 20, 2015, the Company issued the first tranche of 2015 corporate bonds of RMB3,000 million with an interest rate of 3.63% per annum due 2020. On March 3, 2016, the Company issued the first tranche of 2016 corporate bonds of RMB5,000 million with an interest rate of 2.97% per annum due 2019.

The following table sets forth certain statistical information with respect to the Group’s passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail arrived (tons)		Total traffic (tons kilometers)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in thousands)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2013	91.79	6.1	1,276	3.6	17,469	8.1
2014	100.91	9.9	1,433	12.3	19,780	13.2
2015	109.42	8.4	1,511	5.4	22,388	13.2

Route Network

Overview

The Group operates the most extensive route network among all Chinese airlines. As of December 31, 2015, the Group operated 1,032 routes consisting of 775 domestic routes, 43 regional routes and 214 international routes.

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

In order to expand the Group’s international route network, the Group has entered into code-sharing agreements with several international airlines, including Aeroflot-Russian Airlines, Air France, Asiana Airlines, China Airlines, China Eastern Airlines, CSA Czech Airlines, Delta Air Lines, Japan Airlines International, Kenya Airways, KLM Royal Dutch Airline, Korean Air, Mandarin Airlines, Pakistan International Airlines, PT Garuda Indonesia (Persero) Tbk., Qantas Airways Limited, Vietnam Airlines, Virgin America, WestJet and Xiamen Airlines. Under the code-sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by the Group to passengers using the Group’s codes. Similarly, the Group is permitted to sell tickets for the other participating airlines using its "CZ" code. The code-sharing agreements help increase the number of the Group’s international sales outlets. After joining Skyteam Alliance, the Group has further established a network reaching over 1057 destinations globally, connecting 179 countries and regions and covering major cities around the world.

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

Domestic Routes

The Group’s domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2015, the Group’s most profitable domestic routes were between: Shenzhen-Beijing, Beijing-Shenzhen, Guangzhou-Beijing, Beijing-Guangzhou, Beijing-Shenyang, Shenyang-Beijing, Shanghai-Guangzhou, Guangzhou-Shanghai.

Regional Routes

The Group offers scheduled service between Hong Kong and Shenyang, Wuyishan, Zhangjiajie, Changchun, Yinchuan, Xiamen, Shantou, Beijing, Guilin, Meixian, Haikou, Wuhan, Zhengzhou, Nanning, Changsha, Sanya and Hohhot; between Macau and Hangzhou, Xiamen and Tianjin; and between Taipei and Guangzhou, Shanghai, Fuzhou, Hangzhou, Xiamen, Shenyang, Changsha, Wuhan, Dalian, Guilin, Harbin, Guiyang, Zhengzhou and Shenzhen. In 2015, the most profitable scheduled regional routes were between: Taipei-Guangzhou, Guangzhou-Taipei,Shenzhen-Taipei,Taipei-Shenzhen,Taipei-Harbin,Harbin-Taipei,Shanghai-Taipei,Taipei-Shanghai,Taipei-Changchun.

In 2015, the Group conducted a total of 20,662 flights on its regional routes, accounting for approximately 25.2% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in Mainland China according to CAAC statistics briefing.

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Other than that, travelers between Taiwan and Mainland China had to make use of intermediate stops in Hong Kong or elsewhere. Since July, 2008, however, the ban on direct flights was further liberalized to allow direct charter flights on weekends. We were the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, the Mainland China and Taiwan agreed to have regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 18, 2016, there were 698 cross-Strait direct passenger flights a week.

In order to further strengthen its presence in Taiwan, the Company entered into a memorandum of cooperation with China Airlines on June 23, 2008, which is the largest carrier in Taiwan in terms of route network. Based on the memorandum, the scope of cooperation between the parties will cover passenger and cargo carrying, maintenance, and ground handling services.

International Routes

The Group is the principal Chinese airline serving southeast Asian destinations and Australasia, including Singapore and major cities in Australia, New Zealand, Bangladesh, Indonesia, Thailand, Malaysia, Philippines, Vietnam, Myanmar and Cambodia.

In addition, the Group also provides scheduled services to cities in Australia, Azerbaijan, Bangladesh, United Kingdom, Burma, Cambodia, Canada, Dutch, France, Georgia, German, Italy, India, Indonesia, Japan, Kazakhstan, Kenya, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Tajikistan, Thailand, Turkey, Turkmenistan, United Arab Emirates (UAE), United States of American (USA), Vietnam, Mauritius, Uzbekistan, Iran. Since joining Skyteam Alliance, the Group has established a network reaching over 1057 destinations globally, connecting 179 countries and regions and covering major cities around the world.

In 2015, the Group’s most profitable international routes were: Guangzhou–Sydney, Guangzhou-Los Angeles, Guangzhou–Melbourne, Guangzhou–Auckland, Dalian–Seoul, Seoul–Shenyang,Seoul–Dalian, and Shenyang-Seoul.

Aircraft Fleet

The Group’s fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient and old aircraft. As of December 31, 2015, the Group operated a fleet of 667 aircraft with an average age of 6.3 years. Most aircraft of the Group are Boeing and Airbus aircraft. The Group has the largest fleet among Chinese airline companies. Among all the aircraft, 424 aircraft operated by the Group are leased pursuant to various types of leasing arrangements. Please see the table below for an analysis of our aircraft in terms of average age and respective passenger capacity.

Model	Number of Aircraft	Passenger Capacity
Boeing 787	16	228/237
Boeing 777-300ER	7	309
Boeing 777-200	4	360
Boeing 757-200	17	174/180/192/196/197/204
Boeing 737-800	240	159/160/161/164/170
Boeing 737-700	50	120/128
Boeing 737-300	3	126
Boeing 747-400F	2	N/A
Boeing 777-200F	12	N/A
Airbus 380-800	5	506
Airbus 330-300	19	275/284
Airbus 330-200	16	218/258
Airbus 321	79	179
Airbus 320	128	152
Airbus 319	43	122/138
EMB190	26	98
Total	667	N/A

In 2015, the Group continued to expand and modernize its aircraft fleet. During 2015, the Group (i) took scheduled delivery of twenty aircraft under purchase agreements, including six A320s, four A321s, four B777Fs, two B777-300ERs, and four A330-300s; (ii) took scheduled delivery of fourteen B737-800s under operating leases; and (iii) returned one B737-800 under operating leases upon expiry.

During 2015, Xiamen Airlines (i) took scheduled delivery of 16 aircraft under operating leases, including two B787-8 and fourteen B737-800 aircraft; (ii) took scheduled delivery of five B737-800s two B787-8  under financing leases.

In December 2015, we entered into the aircraft acquisition agreement with Boeing for the acquisition of 30 B737NG series aircraft and 50 B737 MAX series aircraft to be delivered from 2017 to 2021. In December 2015, we entered into the aircraft acquisition agreement with Airbus S.A.S for the acquisition of 10 Airbus A330-300 series aircraft to be delivered from 2017 to 2019.

Aircraft Financing Arrangements

Overview

A significant portion of the Group’s aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity ranging from one to eleven years. As of December 31, 2015, 198 of the Group’s 667 aircraft were operated under capital leases, 226 were operated under operating leases, 243 were either owned aircraft financed by long-term mortgage loans, or acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. The Group’s planned acquisition of aircraft in the foreseeable future will generally be made through acquisition by bank loans and the Group’s own funds, and pursuant to operating leases or capital leases. The Group’s determination as to its acquisition strategy depends on the Group’s evaluation at the time of its capacity requirements, anticipated deliveries of aircraft, the Group’s capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2015, the number of aircraft operated by the Group pursuant to capital and operating leases and the average remaining terms, of such leases.

	Capital Lease	Operating Lease	Average Remaining Lease Term
Model	Number of Aircraft	Number of Aircraft	Year
Boeing 787	14	2	9
Boeing 737-800	63	94	6.48
Boeing 737-700	11	9	1.23
Boeing 777-200F	7	0	8.82
Boeing 777-300ER	7	0	10.37
Airbus 380-800	2	0	7.67
Airbus 330-300	10	8	7.39
Airbus 330-200	11	2	4.92
Airbus 321-200	25	22	6.29
Airbus 320-200	43	40	6.7
Airbus 319-100	1	29	3.13
EMB190	4	20	4.3
Total	198	226	6.09

Capital leases

The majority of the capital leases in respect to aircraft and related equipment have terms of ten to fifteen years expiring during the years 2016 to 2030. As of December 31, 2015, the Group’s aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB62,723 million. The Group’s capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to the Group. Under its capital leases, the Group generally has an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, the Group’s obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

As of December 31, 2015, the Group’s aggregate future minimum lease payments required under its operating leases were RMB36,109 million. As of the year end of 2015, the Group’s operating leases had original terms generally ranging from five to fifteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to eleven years. Pursuant to the terms of the operating leases, the Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under its operating leases, the Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, the Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

For capital leases or operating leases, the Group is obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to withhold PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from nil to 10.0% of the lease payments, or in certain cases, the interest components of such payments for capital lease. The PRC withholding tax payable in respect of the lease arrangements amounting RMB291 million, RMB257 million and RMB198 million during 2015, 2014 and 2013 respectively, has been included as part of the lease charges.

Aircraft Flight Equipment

The jet engines used in the Group’s aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. The Group had 59 and 60 spare jet engines for its fleet as of the year end of 2015 and 2014, respectively. The Group determines its requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for the Group’s aircraft are generally handled by Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a subsidiary of CSAHC acting as agent for the Group, in consideration of an agency fee. The Group arranges the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

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

The Group believes that GAMECO performs major maintenance checks on the Group’s aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capacity include overhaul of more than 47.4% of the Group’s aircraft. Although rotables for the Group’s aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. Our agreement with GAMECO usually has a term of one year.

Overhauls of jet engines are performed by Zhuhai MTU, a former jointly controlled entity of the Company and MTU Aero Engines GmbH, and also by domestic qualified service providers in Beijing (AMECO), Xiamen (TEXL) and Hong Kong (HAESL), and by overseas qualified service providers in USA, Scotland, Malaysia, Korea, Singapore, France. On September 28, 2009, the Company entered into an agreement with CSAHC to sell its 50% equity interest in Zhuhai MTU to CSAHC at a consideration of RMB1,607,850,000. The transfer was completed in February 2010.

The amounts incurred by the Group for comprehensive maintenance services provided by GAMECO and Zhuhai MTU were RMB3,028 million, RMB2,095 million and RMB2,579 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Safety

The Group endeavors to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, the Group has adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of the Company implements safety-related training programs on an ongoing basis in all of the Group’s operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. For "incidents" which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, the Group has kept the number consistently below what is prescribed by the CAAC. For example, the Company’s "Air Transportation Incidents Per Ten Thousands Hours Ratio" was 0.034, 0.012 and 0.02 in 2015, 2014 and 2013, respectively. In comparison, CAAC’s published maximum acceptable Air Transportation Incidents Per Ten Thousands Hours Ratio was 0.5, 0.5 and 0.5 in 2015, 2014 and 2013, respectively. This ratio is defined as the number of occurrences of air transportation incident for every 10,000 hours of flight time. In 2013, the Group strengthened its flight safety management on the internal and external safety requirements. In 2008, the Group received the "Five-Star Flight Safety Award" from CAAC, being the first in domestic aviation industry to receive such a great honor. Subsequently in 2012, we were awarded the "Safe Flight Diamond Award" by CAAC for our 10,000,000 safety flight hours record, also being the first in domestic aviation industry to receive such a great honor. By December 31, 2015, the Company’s continuous safe flight span totaled to 15.29 million hours.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. The Group’s jet fuel costs accounted for 25.9%, 35.6% and 36.2% of the Group’s operating expenses for the years ended December 31, 2015, 2014 and 2013, respectively. Like all Chinese airlines, the Group is generally required by the Chinese government to purchase its jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Sanya, Haikou, Shanghai Pudong where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994. In 2007 through the first half of 2008, the crude oil prices in the international market reached historic highs. In response to the pressure imposed by such soaring prices, on November 1, 2007 and June 20, 2008, respectively, NDRC increased the domestic price for jet fuel. Thereafter, in order to reduce fuel cost pressure faced by Chinese airlines, NDRC approved reductions in domestic prices for jet fuel in 2008 and 2009. However, starting from February 2009, the crude oil price in the international market continued to increase and maintained at a high level in 2013. However, influenced by excessive oil supply, global economic weakness and the strong USD, the international oil prices have been trending downward since 2014. Our jet fuel costs decreased from RMB37,728 million in 2014 to RMB26,274 million in 2015 as a result of a decrease in average jet fuel prices from 2014 to 2015.

In addition to purchases of jet fuel from CAOSC, the Group is also permitted by the Chinese government to purchase a portion of its jet fuel requirements for its international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 16.44% and 14.48% of the Group’s total jet fuel consumption in 2015 and 2014, respectively.

Fuel Surcharge

The NDRC has lowered the rate of fuel surcharge from RMB 0.00002541 per kilometer to RMB 0.00002656 per kilometer, starting from April 1, 2013 and ending on March 31, 2014. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB4,140 per ton, the airlines are allowed to charge RMB0.00002656 per kilometer for the flight distance. From April 1, 2015, The NDRC has adjusted the benchmark oil price to RMB5000 per ton, for every RMB100 by which the cost of jet fuel exceeds that price, the airlines are allowed to charge RMB0.00002543 per kilometer for the flight distance. The Group’s profit for the year may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control.

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

In the Group’s pilot training program, trainees have two years of theoretical training at the BUAA. After successful completion of academic and physical examinations, the trainees receive flight training for a period of approximately 20 months at the Flying College, a company that is 48.12% owned by the Company, 4.76% owned by CSAHC and 47.12% owned by a third party shareholder. Each trainee at the Flying College is required to fly at least 250 hours before being awarded a flight certificate. Graduates of the BUAA and the Flying College are hired by the Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for the Group’s trainee pilots is approximately four years. The Group had about 2,853 trainees as of April 18, 2016. Approximately 450 trainees are expected to graduate by the end of 2016.

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

The Group funded the training of its recruited pilots in previous years and, as a result, incurred significant costs over the years. Recently, there has been a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change will not only cut down the Group’s training expenses significantly, but also ensures the long-term dedicated service of the pilots. Starting from 2007, the Group began to recruit pilots under the self-sponsored training arrangement. On December 5, 2007, August 27, 2008, August 27, 2009, August 26, 2010 and September 9, 2011, the Board approved the Company to provide a guarantee with joint liability for the loans incurred under the self-sponsored pilot training program in an aggregate amount of RMB90,858,000, not more than RMB213,600,000, not more than RMB184,750,000, not more than RMB179,269,600 and not more than RMB83,850,000, respectively. On December 29, 2009, Xiamen Airlines, 51% owned subsidiary of the Company agreed to provide a guarantee with joint liability for the loans incurred under the partial self-sponsored pilot training program in an aggregate amount of not more than RMB100 million up to December 31, 2013. As of December 31, 2015, the Group has provided guarantees with joint liability for the loans of such self-sponsored pilots in an aggregate amount of RMB627 million under which an aggregate of personal bank loans of RMB454 million were drawn down from the banks. For the year ended December 31, 2015, the Group made repayments of RMB4 million due to the default of payments of certain pilot trainees.

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

Cargo and Mail

The Group also provides air cargo and mail services. A significant portion of these services are combined with passenger flights services. In 2015, the Group had two Boeing 747 freighters and twelve Boeing 777 freighters, mainly servicing 16 international cargo routes, including Guangzhou–Chongqing–Amsterdam–Guangzhou, Guangzhou–Amsterdam–Guangzhou, Guangzhou–London-Frankfurt-Guangzhou, Guangzhou-Frankfurt-Guangzhou, Guangzhou-Paris-Vienna-Guangzhou, Guangzhou-Anchorage-LosAngeles-Guangzhou, Guangzhou-Anchorage-Chicago-Tianjin-Guangzhou, Guangzhou-HoChiMinh-Hanoi-Guangzhou, ShanghaiPudong–Amsterdam–Vienna-ShanghaiPudong, ShanghaiPudong-Amsterdam-Chongqing-ShanghaiPudong, ShanghaiPudong-Amesterdam-ShanghaiPudong, ShanghaiPudong–Frankfurt–ShanghaiPudong, ShanghaiPudong–Anchorage–Chicago–ShanghaiPudong, ShanghaiPudong–LosAngeles–Vancouver–ShanghaiPudong, ShanghaiPudong–LosAngeles–Tianjin–ShanghaiPudong and ShanghaiPudong–LosAngeles–ShanghaiPudong. The Group conducts its cargo business primarily through its cargo hubs in Guangzhou and Shanghai.

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

The Group’s ticket sales and reservations are conducted by or through independent sales agents and the Group’s own network of exclusive sales offices as well as the CAAC’s sales offices and CSAHC’s affiliates. The Group has sales offices in Guangzhou and its other route bases. In addition, the Group maintains regional sales offices in other cities in China, including Beijing and Shanghai. The Group maintains international sales offices in Almaty, Amsterdam, Ashkhabad, Auckland, Baku, Bangkok, Bishkek, Brisbane, Busan, Chicago, Christchurch, Daegu, Daejeon, Delhi, Dhaka, Dubai (Sharjah), Dushanbe, Frankfurt, Fukuoka, Hanoi, Hiroshima, Ho Chi Minh City, Irkutsk, Islamabad, Istanbul, Jakarta, Jeddah, Kathmandu, Khabarovsk, Khudzhand, Kitakyushu, Kuala Lumpur, London, Los Angeles, Manila, Melbourne, Moscow, Nagoga, New York, Niigata, Novosibirsk, Nairobi, Oakland, Osaka, Osh, Paris, Penang, Perth, Phnom Penh, Phuket, San Francisco, Sapporo, Sendai, Seoul, Siem Reap, Singapore, Sydney, Tashkent, Tehran, Tokyo, Toyama, Tbilisi, Vancouver, Vladivostok, Vienna and Yangon.

The Group has agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2015, approximately 32.3% of all ticket sales for the Group’s scheduled flights were made by the Group’s network of sales offices and CSAHC’s affiliates. The Group also sells tickets and accepts reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with these sales agents, the Group pays commissions based on the value of tickets sold. The Group pays independent sales agents a commission of 3.32% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to the Group. In 2015, sales by independent sales agents accounted for approximately 67.7% of the Group’s ticket sales of its scheduled flights.

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

Cargo

The Group’s cargo and mail services are promoted through its own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, the Group employs a number of cargo agents in the Pearl River Delta region. In 2015, the Group generally pays the cargo agents an average commission of 0.75% of the relevant cargo freight rate for domestic and international services, of which the commission of cargo agents in the Pearl River Delta region is 0.69%.

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

The Group seeks to increase its name recognition by offering new services to passengers. For example, the Group was the first Chinese airline to provide off-airport check-in services. The Group also offered transfer and baggage "through-handling" services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. The Group widened its use of information technology and introduced new services such as cell phone check-in, SMS platforms and online meal booking. In 2015, the Group strengthened the cooperation with Air France-KLM by co-promotion, agent and corporate joint visits and workshops, further integrating resources to benefit to both parties. Along with new route launches of Guangzhou - Nairobi, Guangzhou - Christchurch and Guangzhou - San Francisco, the Group held workshops in the origin and destination cities, announcing our new flights to local agents and clients. Besides, the Group cooperated with government agencies, Tourism Australasia and Tourism New Zealand, to promote and attract people to Australia and New Zealand. In addition, the Group broadcast the first micro film “Dream from the Heart”, successfully expressed its brand, social responsibility and customer-oriented services.

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

To enhance relationships with its passengers, the Group has launched two frequent flyer programs, namely the "China Southern Airlines Sky Pearl Club" and the "Xiamen Airlines’ Egret Card Frequent Flyer Program". By the end of 2015, the Group had approximately 31 million members (including those of Xiamen Airlines) under these programs.

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

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 18, 2016, there were 698 cross-Strait direct passenger flights a week.

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

In the Chinese aviation industry, the three dominant airlines are the Group, Air China Limited (the "Air China") and China Eastern Airlines Corporation Limited (the "China Eastern Airlines"). In 2015, these three airlines together controlled approximately 66% of the commercial aviation market in China as measured by passengers carried.

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

In June 2011, the Beijing-Shanghai High-Speed Railway commenced operation. We currently have only one daily flight on the Beijing-Shanghai aviation route. The opening of the Beijing-Shanghai High-Speed Railway has had a little direct impact on us. The aviation routes along the way, in particular, short-haul routes have experienced a greater loss of customers, but such losses are within our expectations and have had minimal impact on the entire industry. In December 2012, the Beijing-Guangzhou and Harbin-Dalian High-Speed Railways commenced operation. Currently, the Four Longitudinal High-Speed Railways, including Beijing-Shanghai, Beijing-Guangzhou-Shenzhen, Harbin-Dalian, Shanghai-H hangzhou-Shenzhen High-Speed Railways, have commenced operation. the Four Horizontal High-Speed Railways, including Shijiazhuang-Taiyuan, Jinan-Qingdao, Zhenzhou-Xi'an-Baoji, Nanjing-Wuhan-Chongqing, Hangzhou-Nanchang-Changsha High-Speed Railways, have partly commenced operation, and the rest will be finished at the end of 2015. The expansion of the coverage of this network, improvements in the railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular routes below 800 kilometers. The aggregate high-speed railway mileage in China reached over 19,000 kilometers as of December 31, 2015. The construction of all railways in China’s "Four Longitudinal and Four Horizontal" high-speed railway network is expected to complete by the end of 2020. We expect it will bring further negative impact on the domestic aviation industry.

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

	Passenger Carried		Cargo and Mail Carried (tons)		Total Traffic (tons kilometers)
Year	Industry Total (in millions)	Group's Share (% of total)	Industry Total (in thousands)	Group's Share (% of total)	Industry Total (in billions)	Group's Share (% of total)
2011	292.2	27.6	5,528	20.5	57.3	25.2
2012	319.4	27.1	5,450	22.6	61.0	26.6
2013	354.0	25.9	5,613	22.7	67.2	26.0
2014	391.7	25.8	5,933	24.2	74.9	26.4
2015	435.6	25.1	6,253	24.2	85.0	26.3

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

The following table sets forth the Group’s market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China in 2015 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Beijing	17.18	10.88	17.5

Shanghai Pudong	8.77	6.62	9.91

Guangzhou	48.82	33.54	50.46

Chengdu	12.82	13.55	11.8

Shenzhen	27.27	15.51	25.83

Shanghai Hongqiao	13.45	21.91	13.66

Kunming	12.7	19.86	11.92

Xi’an	15.24	14.42	16.07

Chongqing	23.1	20.54	24.81

Hangzhou	26.88	17.96	27.9

The following table sets forth the Group’s market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above) in 2015 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Haikou	25.1%	32.8%	24.1%

Sanya	25.4%	31.7%	26.8%

Wuhan	38.5%	36.6%	39.3%

Changsha	34.7%	39.5%	36.1%

Zhengzhou	37.0%	15.0%	37.3%

Nanning	28.6%	33.9%	28.6%

Zhuhai	42.3%	48.0%	33.6%

Guilin	25.5%	28.4%	27.4%

Regional Routes

In 2015, the Group conducted a total of 20.66 thousands flights on its regional routes, accounting for approximately 25.2% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China. The Group faces less competition on regional routes than that on domestic and international, and earns higher operating margin. Air China, China Eastern Airlines, Air Macau, Dragon Air and Cathay Pacific Airways compete with the Group in the regional traffic markets.

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

Airline Subsidiaries

The Airline Subsidiaries are joint ventures established by the Company and local companies in the provinces or special economic zones where the Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2015, the Company owns a 51%, 55% or 60% equity interest in each of the Airline Subsidiaries.

As of December 31, 2015, Xiamen Airlines operated under its own "MF" code with a fleet of 146 aircraft. In 2015, Xiamen Airlines carried a total of about 24.87 million passengers, or approximately 22.7% of the passengers carried by the Group in that year, and had RMB18,931 million in traffic revenue.

As of December 31, 2015, Shantou Airlines operated under the Group’s "CZ" code with a fleet of 14 aircraft. In 2015, under the centralized allocation of flight routes of the Group, Shantou Airlines carried a total of about 2.92 million passengers, or 2.7% of the passengers carried by the Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2015 was RMB2,193 million.

As of December 31, 2015, Chongqing Airlines operated under the "OQ" code with a fleet of 13 aircraft. In 2015, under the centralized allocation of flight routes of the Group, Chongqing Airlines carried a total of about 2.64 million passengers, or 4.9% of the total number of passengers carried by the Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2015 was RMB1,756 million.

As of December 31, 2015, Zhuhai Airlines operated under the "CZ" code with a fleet of 10 aircraft. In 2015, under the centralized allocation of flight routes of the Group, Zhuhai Airlines carried a total of about 1.67 million passengers, or approximately 1.5% of the total number of passengers carried by the Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2015 was RMB1,428 million.

As of December 31, 2015, Guizhou Airlines operated under the "CZ" code with a fleet of 18 aircraft. In 2015, under the centralized allocation of flight routes of the Group, Guizhou Airlines carried a total of about 2.87 million passengers, or approximately 2.6% of the total number of passengers carried by the Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB2,340 million for the year ended December 31, 2015.

As of December 31, 2015, Henan Airlines operated under the "CZ" code with a fleet of 26 aircraft. In 2015, under the centralized allocation of flight routes of the Group, Henan Airlines carried a total of about 4.62 million passengers, or approximately 4.2% of the total number of passengers carried by the Group in that year. Total traffic revenue of Henan Airlines was approximately RMB3,722 million for the year ended December 31, 2015.

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

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$61,599) per passenger. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. The Group believes that it maintains adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which the Group is subject to.

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

Iran Sanctions Disclosure

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, or the Exchange Act, if during 2015, the Company or any of its affiliates have engaged in certain transactions with Iran or with persons or entities designated under certain executive orders, the Company would be required to disclose information regarding such transactions in our Annual Report as required under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA. During 2015, the Company operated air services to and from Iran through the specifically designated route of "Beijing - Urumqi - Tehran - Urumqi - Beijing" (the “Iran Route”) and engages in international traffic in passengers, cargo and mail.

In order to provide its aviation service in Iran, the Company has entered into certain grounding service agreement with Iran Air whereby Iran Air provides the Company with grounding service, maintenance and other support services in return for certain service fees to be paid by the Company in accordance with the agreement. The Company does not provide, nor has it ever provided any equipment, component, or technology to Iran. The service rendered by the Company to Iran is limited to the provision of international traffic in passengers, cargo and mail and those services provided by its local offices and agents to customers. The Company does not operate flights within Iran.

The Company’s international route rights, as well as the corresponding landing rights, are derived from air services agreements negotiated between the Chinese government, through the Civil Aviation Administration of China, and the governments of the relevant foreign countries. With respect to the Iran Route, the Company’s international route rights associated thereto are derived from and based on the bilateral air transport agreement (the “Bilateral Agreement”) entered into by and between the Chinese government and the Iranian government. Both parties are contracting parties to the Convention on International Civil Aviation, opened for signature at Chicago on December 7, 1944, and entered into the Bilateral Agreement with an aim to establish and operate scheduled air services between and beyond the two countries’ respective territories. The Bilateral Agreement, which has been registered with the International Civil Aviation Organization, sets forth general principles and specific rules governing the Company's aviation services in Iran.

The Company understands that Iran Air is Iran's national airline carrier and is designated by the U.S. Department of the Treasury pursuant to Executive Order No. 13382. However, Executive Order No. 13382 only "prohibits all transactions between the designees and any U.S. person." The Company is incorporated in the People's Republic of China and is a foreign issuer in the United States. As the Company is not a U.S. person, its transactions with Iran Air are not prohibited by Executive Order No. 13382. The Company further understands that it has an obligation to disclose its transactions with Iran Air as described above under Exchange Act Section 13(r)(1)(D)(iii). Iran Air is Iran's national airline carrier and is controlled or owned by the Government of Iran. The Company believes that Iran Air can be identified as the Government of Iran under Section 560.304 of title 31, Code of Federal Registration (relating to the definition of the Government of Iran). The Company has not obtained any specific authorization of a Federal department or agency of the United States concerning its transactions with Iran Air.

The Company does not anticipate any significant change in its service to Iran, either by way of increasing significantly the size of or altering the nature of its operations in the territory. For the year ended December 31, 2015, the asset of Iran office and revenue generated from the air services to Iran amounted to USD0.74 million and USD3.68 million, representing only 0.0025% and 0.0212% of the total asset and total revenue generated by the Group for the year ended December 31, 2015, respectively. Therefore, the Company believes that its operations in Iran for the year ended December 31, 2015 are inconsequential and quantitatively immaterial to its business, financial condition and results of operations.

C.	Organizational Structure

The following chart illustrates the corporate structure of the Group as of December 31, 2015 and the aggregate effective equity interest of the Company in each of its principal subsidiaries, associates and jointly controlled entities.

Note a: Including 12.89% ownership interest held by CSA’s subsidiaries.

The particulars of the Group’s principal subsidiaries as of December 31, 2015 are as follows:

Name of Company	Place and Date of Establishment/Operation	Proportion of Ownership Interest Held by the Company

Shantou Airlines Company Limited	PRC July 20, 1993	60%

Zhuhai Airlines Company Limited	PRC May 8, 1995	60%

Xiamen Airlines Company Limited	PRC August 11, 1984	55%

Guizhou Airlines Company Limited	PRC November 12, 1991	60%

Chongqing Airlines Company Limited	PRC May 30, 2007	60%

Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	55%

Guangzhou Baiyun International Logistic Company Limited	PRC July 23, 2002	61%

Xinjiang Civil Aviation Property Management Limited	PRC December 12, 2002	51.84%

China Southern Airlines Group Air Catering Company Limited	PRC December 25, 2003	100%

Nan Lung International Freight Limited	Hong Kong October 1, 1996	51%

Beijing Southern Airlines Ground Services Company Limited	PRC April 1, 2004	100%

China Southern Airlines Henan Airlines Company Limited	PRC September 28, 2013	60%

The particulars of the Group’s principal associates and jointly controlled entities as of December 31, 2015 are as follows:

		Proportion of Ownership Interest Held by
Name of Company	Place and Date of Establishment/Operation	Group Effective Interest	The Company	Subsidiaries

Guangzhou Aircraft Maintenance Engineering Company Limited	PRC October 28, 1989	50%	50%	—

Southern Airlines Group Finance Company Limited	PRC June 28, 1995	33.98%	21.09%	12. 89%

Sichuan Airlines Corporation Limited	PRC August 28, 2002	39%	39%	—

Zhuhai Xiang Yi Aviation Technology Company Limited	PRC July 10, 2002	51%	51%	—

Southern Airlines Culture and Media Co., Ltd.	PRC May 13, 2004	40%	40%	—

China Southern West Australian Flying College Pty Ltd.	Australia October 1,1993	48.12%	48.12%	—

Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC March 1, 2001	50%	50%	—

D.	Property, Plant and Equipment

For a discussion of the Group’s aircraft, see Item 4 "Information on the Company — History and development of the Company — Aircraft Acquisitions."

The Company’s headquarters in Guangzhou occupy an area of approximately 1,172,531square meters of land and a total gross floor area of approximately 761,409 square meters. The Company leases from CSAHC the land in Guangzhou on which the Company’s headquarters and other facilities are located. The Company also leases from CSAHC certain buildings mainly at the Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.

The Company’s principal properties are located at its headquarters site and at its route bases. The following table sets forth certain information with respect to the Company’s properties at its headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	1,172,531	88,929	761,409	47,540
Shenzhen	256,280	—	101,502	—
Zhuhai	179,415	30,000	61,973	3,047
Changsha	302,794	11,386	97,100	8,860
Zhengzhou	449,290	—	73,391	9,270
Haikou	332,961	12,497	65,231	1,288
Wuhan	16,784	47,882	33,527	37,491
Nanyang	—	—	12,156	60,035
Sanya	106,680	—	38,513	5,421
Shenyang	142,199	39,582	130,303	64,804
Dalian	—	158,240	36,188	32,862
Jilin	134,488	65,076	78,536	7,767
Harbin	11,896	278,973	40,599	43,722
Xinjiang	2,143	631,094	137,932	3,396
Guangxi	108,133	—	61,093	2,892
Beijing	85,453	—	49,314	19,790
Shanghai	42,292	—	35,512	7,253
Xi an	—	—	4,276	—
Chengdu	—	—	1,964	209
Sydney	—	—	1,151	2,449

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Xiamen Airlines	1,534,087	—	723,851	51,290
Shantou Airlines	260,639	53,000	73,499	2,407
Zhuhai Airlines	99,306	—	52,793	2,954
Guizhou Airlines	259,879	—	20,783	4,884
Chongqing Airlines	82,449	—	8,943	3,660

As systems for registration and transfer of land use rights and related real property interests in China have been implemented relatively recently, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which the Company’s headquarters and other facilities are located and the buildings that the Company uses at its route bases in Wuhan and Haikou are leased by the Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and the Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by the Group that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair the ability of the Group to dispose of or mortgage such land use rights and buildings. As of April 18, 2016, the Group was in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Nanning, Hunan, Beijing, Shanghai, Sanya, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu and Shantou in which the Group has interests and for which such certificates have not been granted. The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

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

Impairment of account receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Impairment for Long-lived Assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

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

Income tax

Significant judgment is required in determining the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional tax will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

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

Overview

In 2015, with slowdown in world economic growth, and the ruggedness and hardship on the road of global recovery, China faced constant downward economic pressure. Meanwhile, in addition to the grim situation of global aviation safety, domestic and international civil aviation market confronted with continuous market competition with drastic fluctuations of the RMB exchange rate and continuously decreasing aviation fuel price. Facing the intricate external environment, the Group adhered to the line of steady development. On one hand, the Group withstood the pressure and made the best efforts to ensure the aviation safety. On the other hand, the Group seized the opportunity of decreasing fuel price and increasing outbound tourism, which significantly improved the profit level. In addition, the Group actively responded to the depreciation of RMB and other challenges so as to reduce exchange loss. Under the common efforts of the management and all employees, the Group’s business achievement hit new high and comprehensive competitive force was constantly improved. The following achievements were made:

Safety and Efficiency

We continuously laid solid foundation for safety, strengthened safety trainings and further perfected the development of safety dynamic management and optimized information system, especially the capability to deal with special situations. During the reporting period, the Group realized 2,200,000 safe flight hours, accumulatively 15,720,000 safe flight hours and 10,166 hours of general aviation service, which maintained over 16 years of aviation safety and 21 years of aviation security. The Group continued to keep the best safety records among Chinese airlines. We exerted ourselves to improve operating efficiency and strengthened flights, capacity and crew resources management, by which we improved our capability to respond to complex situation. Throughout the whole year, we launched extensive delay warning for 216 times and optimized over 10,000 flights in total. We focused on improving comprehensive operating efficiency of intercontinental routes, continued shortening deviation of flight plan and saved over 5,000 hours of flying time. Taking advantage of Hub Control Center, we kept improving the transit process, by which the hub operation efficiency has been promoted effectively.

Fleet and Network

In order to actively respond to market demands, we further enlarged the fleet size and optimized fleet structure. During the reporting period, the Group introduced 58 aircraft including B777-300ER and B787 and retired 3 aircraft including B757. We entered into an agreement with Boeing Company, by which we proposed to purchase 110 aircraft of B737NG and B737MAX series from Boeing Company and sell 13 B757 aircraft and 3 B733 aircraft to Boeing Company. We entered into an agreement with Airbus S.A.S, by which we purchased 10 aircraft of A330-300 series from Airbus Company. By the end of the reporting period, the Group owned 667 aircraft, ranking top in Asia and fifth in the world in terms of fleet size.

We constantly deepen the strategic transformation by giving full play to existing advantages and continuing developing the network layout. During the reporting period, we focused on key market competitive strengths and leading position in the domestic market. At the same time, we firmly seized the strategic opportunity of “One Belt One Road” to perfect international layout. We focused on strengthening involvement in Europe and North America and appropriately opened new flights to Australia and New Zealand. During the reporting period, we launched flights to Nairobi, Christchurch and Rome besides opening more flights from Guangzhou to Sydney, Melbourne, Perth, Los Angeles, New York, etc. In addition, we strengthened the Urumqi hub and opened flights from Urumqi to Tehran, Islamabad, etc.

Market and Service

During the reporting period, the Group closely followed the hot spots of market and adhered to precision, internationalization and E-commercialization on passenger service marketing. Based on the market characteristics and competitive environments of different times and regions, we optimized the transport capacity input and price strategy in an efficient and precision way. We leveraged the outbound tourism boom and strengthened international marketing. Throughout the year, the passenger load factor of international flights exceeded 80%, and the revenue from the first class and business class of international flights increased by nearly 20% compared with the same period of the previous year, and the intercontinental flights realized annual profit-making for the first time. We continued optimizing the official website and mobile application of the Company and attached high importance to flow acquisition, which constantly improved conversion rate of electronic marketing. In the whole year, our official website had 90,930,000 views, the total number of social media followers reached as much as 8,050,000, and the APP had 2,170,000 new downloads, which was leading among domestic airlines. During the reporting period, the sales volume of mobile application and WeChat nearly doubled, and the ability of applying “Internet +” was improved efficiently.

During the reporting period, we constantly improved the operation level of freighter, optimized the capacity input and network layout of Shanghai and Guangzhou hubs. We explored the market potential of bellyhold, and the international transit cargo volume of Guangzhou increased by 11% compared with the same period of the previous year; the transport volume of “China Southern Airlines Express” increased by 27% compared with the same period of the previous year. We seized the opportunity of cross-border online retailers which developed rapidly with a sound trend. During the reporting period, based on consolidating the marine oil business of the Company, we actively developed onshore business, and the general aviation business was diversified gradually, realizing profit-making for 11 consecutive years.

During the reporting period, the Group improved services with full series of service products and whole-process service care and tried to bring passengers a relaxed and pleasant experience. We spared no effort to push service electronization, becoming the number one Chinese airlines in the number of electronic check-ins. We launched Nan Hang Xing and Guan Ai Qing series products and provided special passengers with warm services. We launched kid’s gift packs, kid’s meal and in-flight kid’s exclusive channel, creating surprises for child passengers. We pushed “Fast Pass” service, transit hotel booking on our official website and a through bill of international transit flight, and perfected onlineordering products. We also realized quarterly Premiree mechanism of blockbuster on board to make passengers more relaxed. We specially set up the customer care center, preliminarily realized wholeprocess customer care and the complaint ratio of passengers was substantially lower than the industry average.

Alliance and Cooperation

During the reporting period, we continued deepening the cooperation relationship with SKYTEAM partners, which enlarged the market coverage and overseas recognition of the Company in Europe and other regions. We established interaction mechanism with alliance partners in the pilot cities in China and Europe, the sales revenue of relevant flights increased remarkably. During the reporting period, we entered into a strategic cooperation framework agreement with Capital Airports Holding Company – an indication of the Group’s status as the leading operation airline of Beijing new airport. We continued acting as the leading partner and exclusive official airline sponsor of Sydney Festival and Melbourne Festival and the major partner of Melbourne Football Club which was the most time-honored sport club in Australia, so as to deepen into the mainstream market of Australia through sports and culture. Furthermore, we closely cooperated with key international regional tourism agencies and airports to push the all-round publicity of the international image brand of the Group.

Member and Employee

During the reporting period, Sky Pearl Club had another 4,200,000 new members, breaking through 25,000,000 in total number. The customer-oriented Group continued optimizing the exclusive products for members and launched high-end member exclusive interests, especially improving the experience of high value members. We actively tried the cooperation projects in the fields of automobile and real estate, so as to create more values for members. In addition, we initiated the member’s day activity on the 28th day of every month for the first time, constantly launched more exclusive preferential products and services for members and set off the member theme marketing of domestic airline companies. During the reporting period, we focused on key issues, optimized the compensation and welfare policies and motivated the vitality of employees. We perfected post development channel and realized longterm employee incentive; we officially launched the “Young Employee Cultivation Program” which comprehensively promoted the growth of young employees. We innovated the services for employees, and enhanced employees’ sense of belonging by providing value-added and creative services. During the reporting period, the Group was named “National Top 30 Employers of China” and “the Employer with the Most Woman Concerns of China” of the year.

Environment and Society

As a responsible corporate citizen, we have been adhering to the ideas of “Green Flight, Green Consumption and Green Innovation”, actively responding to and practising the national policies. The Company’s environmental protection policies cover various areas, including energy conservation and emission reduction, improvement of energy efficiency, optimization of waste disposal, transformation of the airframe for energy conservation, optimization of flight route, and paperless office. In addition, we have been sharing the idea of environmental protection with our clients to make them enjoy our quality services, and at the same time understand our efforts in environmental protection and become a part of it.

We highly value the opinions and suggestions from all stakeholders such as investors, governments, clients, employees, industrial associations, partners, communities, experts, media and peers. We hold the firm belief that only by establishing a stable, open and transparent mechanism for communication among the stakeholders can we achieve a win-win situation by promoting sustainable development of the Company and the construction of a harmonious society. During the reporting period, we have communicated with approximately 8,000 stakeholders on matters in relation to our social responsibilities by ways of questionnaires, group discussions and interviews, the the results of such communication will be used as important references to the review and promotion of our plans for sustainable development.

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

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group’s operating expenses are fixed costs that do not vary proportionally based on the Group’s yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group’s yields or load factors would have a material effect on the Group’s results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, the Group’s operating results can also be substantially affected by minor changes in aircraft utilization rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Net exchange losses of RMB292 million was recorded in 2014 as Reminbi depreciated slightly against U.S. dollar in 2014. Our net exchange losses of RMB5,953 million was recorded in 2015 mainly due to Renminbi depreciated significantly against U.S. dollar in 2015.

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

In 2015, we learned that certain former executives were and remain the subject of investigation by PRC authorities. See "Risk Factors - We have experienced incidents of employee personal misconduct in the past, and may be unable to prevent similar incidents in the future, which could adversely impact our reputation and our business". Upon learning of this information, we took a number of steps to determine the appropriate response, and learn whether the alleged personal misconduct of these former executives had impacted the Company’s financial condition or results of operations or internal control over financial reporting. These steps included efforts to seek clarification from the investigating authorities regarding the alleged personal misconduct of the former executives and performance of a detailed review of those areas which may be impacted. Additionally, our Audit Committee retained outside counsel, a major international law firm, and independent forensic accountants from an accounting firm unrelated to our external auditors, to gain an understanding of whether the alleged personal misconduct of the former executives had any impact on the Company’s financial condition, results of operations or internal control over financial reporting.

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

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,			2015 vs. 2014 % increase	2014 vs. 2013 % increase
Traffic	2015	2014	2013	(decrease)	(decrease)
RPK (million)
Domestic	138,769.05	127,681.88	116,105.71	8.68	9.97
Regional	3,526.99	3,214.52	2,574.27	9.72	24.87
International	47,291.67	35,732.78	29,736.57	32.35	20.16
Total	189,587.71	166,629.18	148,416.55	13.78	12.27
RTK (million)
Domestic	13,916.26	12,916.60	11,765.27	7.74	9.79
Regional	331.50	300.65	241.05	10.26	24.73
International	8,140.24	6,562.71	5,462.27	24.04	20.15
Total	22,388.00	19,779.96	17,468.59	13.19	13.23
Passengers carried (thousand)
Domestic	95,121.91	89,363.18	82,172.28	6.44	8.75
Regional	2,571.15	2,385.37	2,019.28	7.79	18.13
International	11,728.96	9,170.47	7,599.41	27.90	20.67
Total	109,422.02	100,919.02	91,790.97	8.43	9.94
Cargo and mail carried (thousand tons)
Domestic	1,030.10	1,014.90	923.73	1.50	9.87
Regional	19.18	16.40	13.70	16.95	19.71
International	462.27	401.95	338.92	15.01	18.60
Total	1,511.55	1,433.25	1,276.35	5.46	12.29

	Year ended December 31,			2015 vs. 2014 %increase	2014 vs. 2013 %increase
Capacity	2015	2014	2013	(decrease)	(decrease)
ASK (million)
Domestic	172,104.99	160,482.40	144,732.62	7.24	10.88
Regional	4,762.25	4,379.07	3,594.29	8.75	21.83
International	58,749.02	44,945.99	38,472.93	30.71	16.82
Total	235,616.26	209,807.46	186,799.84	12.30	12.32
ATK (million)
Domestic	20,055.09	18,640.00	16,486.17	7.59	13.06
Regional	562.65	497.79	407.59	13.03	22.13
International	11,586.92	9,315.94	8,058.23	24.38	15.61
Total	32,204.66	28,453.73	24,951.99	13.18	14.03
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	80.6	79.6	80.2	1.26	(0.8)
Regional	74.1	73.4	71.6	0.95	2.5
International	80.5	79.5	77.3	1.26	2.9
Overall	80.5	79.4	79.4	1.39	(0.1)
Overall load factor (RTK/ATK) (%)
Domestic	69.4	69.3	71.4	0.14	(2.9)
Regional	58.9	60.4	59.1	(2.48)	2.1
International	70.3	70.4	67.8	(0.14)	3.9
Overall	69.5	69.5	70.0	-	(0.7)
Yield
Yield per RPK (RMB)
Domestic	0.55	0.60	0.61	(8.33)	(1.6)
Regional	0.71	0.78	0.84	(8.97)	(7.1)
International	0.45	0.50	0.50	(10.00)	-
Overall	0.53	0.58	0.59	(8.62)	(1.7)
Yield per RTK (RMB)
Domestic	5.65	6.10	6.24	(7.38)	(2.2)
Regional	7.89	8.64	9.33	(8.68)	(7.4)
International	3.18	3.50	3.49	(9.14)	0.3
Overall	4.78	5.27	5.42	(9.30)	(2.8)
Financial
Passenger revenue (RMB million)
Domestic	76,570	76,647	71,277	(0.10)	7.5
Regional	2,517	2,497	2,162	0.80	15.5
International	21,151	18,001	14,832	17.50	21.4
Total	100,238	97,145	88,271	3.18	10.1
Cargo and mail revenue (RMB million)	6,861	7,183	6,413	(4.48)	12.0

A.	Operating Results

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

2015 compared with 2014

The profit attributable to equity shareholders of the Company of RMB3,736 million was recorded in 2015 as compared to the profit attributable to equity shareholders of the Company of RMB1,777 million in 2014. The Group’s operating revenue increased by RMB3,068 million or 2.83% from RMB108,584 million in 2014 to RMB111,652 million in 2015. Passenger load factor was 80.5% in 2015 compared to 79.4% in 2014. Passenger yield (in passenger revenue per RPK) decreased by 8.62% from RMB0.58 in 2014 to RMB0.53 in 2015. Average yield (in traffic revenue per RTK) decreased by 9.30% from RMB5.27 in 2014 to RMB4.78 in 2015. Operating expenses decreased by RMB4,534 million or 4.28% from RMB106,026 million in 2014 to RMB101,492 million in 2015. Operating profit of RMB13,438 million was recorded in 2015 as compared to operating profit of RMB4,748 million in 2014, increased by RMB8,690 million.

Operating Revenue

	2015		2014
	Operating revenue		Operating revenue		Change in
	RMB million	Percentage %	RMB million	Percentage %	revenue %
Traffic revenues	107,099	95.9	104,328	96.1	2.7
Including: Passenger revenues	100,238		97,145		3.2
– Domestic	76,570		76,647		(0.1)
– Hong Kong, Macau and Taiwan	2,517		2,497		0.8
– International	21,151		18,001		17.5
Cargo and mail revenues	6,861		7,183		(4.5)
Other operating revenues	4,553	4.1	4,256	3.9	7.0
Mainly including: Commission income	1,545		1,335		15.7
Ground services income	345		293		17.7
Expired sales in advance of carriage	459		459		-
General aviation income	490		576		(14.9)
Hotel and tour operation income	621		508		22.2
Total operating revenues	111,652	100.0	108,584	100.0	2.8
Less: fuel surcharge income	(6,300)		(13,746)		(54.2)

Total operating revenue excluding fuel surcharge	105,352		94,838		11.1

Traffic revenue composition

	2015		2014
	Traffic revenue		Traffic revenue		Change in traffic
	RMB million	Percentage %	RMB million	Percentage %	revenue %
Passenger Revenues	100,238	93.6	97,145	93.1	3.2
Cargo and Mail Revenues	6,861	6.4	7,183	6.9	(4.5)
Traffic revenues	107,099	100.0	104,328	100.0	2.7

Passenger revenue composition

	2015		2014
	Passenger revenue	Percentage	Passenger revenue	Percentage	Change in passenger revenue
	RMB million	%	RMB million	%	%
Domestic	76,570	76.4	76,647	78.9	(0.1)
Hong Kong, Macao and Taiwan	2,517	2.5	2,497	2.6	0.8
International	21,151	21.1	18,001	18.5	17.5

Passenger revenue	100,238	100.0	97,145	100.0	3.2

 Substantially all of the Group’s operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 95.9% and 96.1% of total operating revenue in 2015 and 2014 respectively. Passenger revenue and cargo and mail revenue accounted for 93.6% and 6.4% respectively of the total traffic revenue in 2015. During the reporting period, the Group’s total traffic revenues was RMB107,099 million, representing an increase of RMB2,771 million or 2.7% from prior year, mainly due to the increase of RPK by 13.78% which leads to the increase of passenger revenues. The other operating revenue is mainly derived from commission income, expired sales in advance of carriage hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to a 3.2% increase in passenger revenue from RMB97,145 million in 2014 to RMB100,238 million in 2015. The total number of passengers carried increased by 8.43% to 109.42 million passengers in 2015. RPKs increased by 13.78% from 166,629 million in 2014 to 189,588 million in 2015, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.58 in 2014 to RMB0.53 in 2015, which is mainly due to a slightly fell of domestic passenger ticket prices.

Domestic passenger revenue, which accounted for 76.4% of the total passenger revenue in 2015, decreased by 0.1% from RMB76,647 million in 2014 to RMB76,570 million in 2015. Domestic passenger traffic in RPKs increased by 8.68%, while passenger capacity in ASKs increased by 7.24%, resulting in a increase in passenger load factor by 1 percentage points from 79.6% in 2014 to 80.6% in 2015. Domestic passenger yield per RPK decreased from RMB0.60 in 2014 to RMB0.55 in 2015.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.5% of total passenger revenue, increased by 0.8% from RMB2,497 million in 2014 to RMB2,517 million in 2015. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 9.72%, while passenger capacity in ASKs increased by 8.75%, resulting in an increase in passenger load factor by 0.7 percentage points from 73.4% in 2014 to 74.1% in 2015. Passenger yield per RPK decreased from RMB0.78 in 2014 to RMB0.71 in 2015.

International passenger revenue, which accounted for 21.1% of total passenger revenue, increased by 17.5% from RMB18,001 million in 2014 to RMB21,151 million in 2015. For international flights, passenger traffic in RPKs increased by 32.25%, while passenger capacity in ASKs increased by 30.71%, resulting in a 1 percentage points increase in passenger load factor from 79.5% in 2014 to 80.5% in 2015. Passenger yield per RPK decreased from RMB0.50 in 2014 to RMB0.45 in 2015.

Cargo and mail revenue, which accounted for 6.41% of the Group’s total traffic revenue and 6.14% of total operating revenue, decreased by 4.5% from RMB7,183 million in 2014 to RMB6,861 million in 2015. The decrease was attributable to the depression of freight market and drop of freight rates.

Other operating revenue increased by 7.0% from RMB4,256 million in 2014 to RMB4,553 million in 2015. The increase was primarily due to the rise of commission income, hotel and tour operation income.

Operating Expenses

Total operating expenses in 2015 amounted to RMB101,492 million, representing a decrease of RMB4,534 million or 4.28% over 2014, primarily due to the decrease of jet fuel cost. Total operating expenses as a percentage of total operating revenue was 90.9% in 2015 and 97.6% in 2014.

	2015		2014
	Operating expense RMB million	Percentage %	Operating expense RMB million	Percentage %	Change in operating expenses %
Flight operations	50,412	49.7	58,901	55.6	(14.4)
Mainly including: Jet fuel costs	26,274		37,728		(30.4)
Aircraft operating lease charges	6,153		5,383		14.3
Flight personnel payroll and welfare	8,070		6,803		18.6
Maintenance	10,407	10.3	8,304	7.8	25.3
Aircraft and transportation service expenses	17,908	17.6	16,402	15.5	9.2
Promotion and selling expenses	6,976	6.9	7,841	7.4	(11.0)
General and administrative expenses	2,464	2.4	2,337	2.2	5.4
Depreciation and amortization	11,845	11.7	10,828	10.2	9.4
Impairment on property, plant and equipment	90	0.1	215	0.2	(58.1)
Others	1,390	1.4	1,198	1.1	16.0
Total operating expenses	101,492	100.0	106,026	100.0	4.3

Flight operations expenses, which accounted for 49.7% of total operating expenses, decreased by 14.4% from RMB58,901 million in 2014 to RMB50,412 million in 2015, primarily as a result of decrease in jet fuel costs because of decrease in average fuel prices. Jet fuel costs, which accounted for 52.12% of flight operations expenses in 2015, decreased by 30.4% from to RMB37,728 million in 2014 to RMB26,274 million in 2015.

Maintenance expenses, which accounted for 10.2% of total operating expenses, increased by 25.3% from RMB8,304 million in 2014 to RMB10,407 million in 2015. The increase was mainly due to fleet expansion.

Aircraft and transportation service expenses, which accounted for 17.6% of total operating expenses, increase by 9.2% from RMB16,402 million in 2014 to RMB17,908 million in 2015. The increase was primarily due to a 9.7% rise in landing and navigation fees from RMB10,496 million in 2014 to RMB11,510 million in 2015, resulted from the increase in number of flights due to the increase of capacity.

Promotion and selling expenses, which accounted for 6.9% of total operating expenses, decreased by 11.0% from RMB7,841 million in 2014 to RMB6,976 million in 2015.

General and administrative expenses, which accounted for 2.4% of the total operating expenses, increased by 5.4% from RMB2,337 million in 2014 to RMB2,464 million in 2015.

Depreciation and amortization, which accounted for 11.7% of total operating expenses, increased by 9.4% from RMB10,828 million in 2014 to RMB11,845 million in 2015, mainly due to the increase of fixed assets.

Operating Profit

Operating profit of RMB13,438 million and RMB4,748 was recorded in 2015 and 2014 respectively. The increase in profit was mainly due to the net effect of increase in operating revenue by RMB3,068 million or 2.8% in 2015 and decrease in operating expenses by RMB4,534 million or 4.3%.

Other Income or Expenses

Other net income increased by RMB1,088 million from RMB2,190 million in 2014 to RMB3,278 million in 2015, mainly due to the increase of government grants and gain on disposal of aircrafts.

Interest expense decreased by RMB5 million from RMB2,193 million in 2014 to RMB2,188 million in 2015 was mainly due to the increase in number of aircraft held through a finance lease and the increase of interest payment of borrowings.

Net exchange losses of RMB5,953 million was recorded in 2015 as RMB depreciated against US dollar in 2015. Net exchange losses of RMB292 million was recorded in 2014 as RMB depreciated slightly against US dollar in 2014.

Income Tax

Income tax expense of RMB1,300 million was recorded in 2015, increased by RMB632 million from RMB668 million in 2014, mainly due to the decrease of profit before income tax.

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

Substantially all of the Group’s operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 96.1% and 96.1% of total operating revenue in 2014 and 2013 respectively. Passenger revenue and cargo and mail revenue accounted for 93.1% and 6.9% respectively of the total traffic revenue in 2014. During the reporting period, the Group’s total traffic revenues was RMB104,328 million, representing an increase of RMB 9,644 million or 10.2% from prior year, mainly due to the increase of RPK by 12.27% which leads to the increase of passenger revenues. The other operating revenue is mainly derived from commission income, expired sales in advance of carriage hotel and tour operation income, general aviation income and ground services income.

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

	2014		2013
	Operating expense RMB million	Percentage %	Operating expense RMB million	Percentage %	Change in operating expenses %
Flight operations	58,901	55.6	54,010	55.0	9.1
Mainly including: Jet fuel costs	37,728		35,538		6.2
Aircraft operating lease charges	5,383		4,767		12.9
Flight personnel payroll and welfare	6,803		5,799		17.3
Maintenance	8,304	7.8	7,805	7.9	6.4
Aircraft and transportation service expenses	16,402	15.5	15,091	15.4	8.7
Promotion and selling expenses	7,841	7.4	7,754	7.9	1.1
General and administrative expenses	2,337	2.2	2,470	2.5	(5.4)
Depreciation and amortization	10,828	10.2	9,347	9.5	15.8
Impairment on property, plant and equipment	215	0.2	536	0.5	(59.9)
Others	1,198	1.1	1,267	1.3	(5.4)
Total operating expenses	106,026	100.0	98,280	100.0	7.9

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

Aircraft and transportation service expenses, which accounted for 15.5% of total operating expenses, increase by 8.7% from RMB15,091 million in 2013 to RMB16,402 million in 2014. The increase was primarily due to a 10.4% rise in landing and navigation fees from RMB9,510 million in 2013 to RMB10,496 million in 2014, resulted from the increase in number of flights due to the increase of capacity.

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

Operating Profit

Operating profit of RMB4,748 million and RMB1,510 was recorded in 2014 and 2013 respectively. The increase in profit was mainly due to the net effect of increase in operating revenue by RMB10,037 million or 10.2% in 2014 and increase in operating expenses by RMB7,746 million or 7.9%.

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

As of December 31, 2015, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB173.7 billion to the Group. As of December 31, 2015, an approximate amount of RMB131.0 billion was unutilized. As of December 31, 2015 and 2014, the Group’s cash and cash equivalents totaled RMB4,560 million and RMB15,414 million, respectively.

Net cash inflows from operating activities in 2015, 2014 and 2013 were RMB23,734 million, RMB13,570 million and RMB9,703 million, respectively. Operating cash inflows of the Group are primarily derived from the provision of air transportation and related service for customers. The increase of operating cash inflows of the Group was mainly due to the increase of passenger revenue. The vast majority of tickets are purchased prior to the day on which transportation is provided. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and transportation service, etc.

Net cash used in investing activities in 2015, 2014 and 2013 was RMB6,931 million, RMB9,760 million and RMB12,205 million, respectively. Cash capital expenditures in 2015, 2014 and 2013 were RMB12,139 million, RMB8,649 million and RMB12,308 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under the Group’s fleet expansion plans and Guangzhou new airport, and, to a small extent, additional investments in other facilities and buildings used in operations.

Financing activities resulted in net cash (outflows)/inflows of RMB(27,695) million, RMB(131) million and RMB4,168 million in 2015, 2014 and 2013, respectively. Net cash (outflows)/inflow from new bank and other loans and repayments of bank and other loans amounted to RMB(28,042) million, RMB1,362 million and RMB7,081 million in 2015, 2014 and 2013, respectively. The additions of bank loan were used for capital expenditures and general working capital. Repayment of capital leases in 2015, 2014 and 2013 was RMB8,209 million, RMB4,072 million and RMB2,895 million, respectively, resulting from the increase of aircraft acquisitions under capital leases.

As of December 31, 2015, the Group’s aggregate long-term bank and other loans and obligations under capital leases (including loans and capital leases obligations due within one year) totaled RMB74,227 million. In 2016, 2017, 2018, 2019 and thereafter, amounts payable under such loans and obligations will be RMB8,935 million, RMB14,143 million, RMB11,073 million, RMB7,245 million and RMB32,831 million respectively. Such borrowings were denominated in U.S. dollars, Singapore dollars and Japanese Yen with a significant portion being floating interest rate borrowings. In the normal course of business, the Group is exposed to fluctuations in foreign currencies. The Group’s exposure to foreign currencies primarily results from its foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2015, the Group’s short-term bank loans were RMB27,483 million. The Group’s weighted average interest rate on short-term bank loans was 3.66% per annum as of December 31, 2015. The primary use of the proceeds of the Group’s short-term bank loans is to finance working capital and capital expenditure needs. The Group has generally been able to arrange short-term bank loans with domestic banks in China as necessary and believes it can continue to obtain them based on its well-established relationships with various lenders.

As of December 31, 2015, the Group had obligations under operating leases totaling RMB36,109 million, predominately for aircraft. Of such amount, RMB6,560 million, RMB5,654 million, RMB4,965 million, RMB4,391 million, RMB3,572 million and RMB10,967 million, respectively, is due in 2016, 2017, 2018, 2019, 2020 and thereafter.

As of December 31, 2015, the Group had a working capital deficit of RMB51,422 million, as compared to a working capital deficit of RMB26,545 million as of December 31, 2014. Historically, the Group operated in a negative working capital position, relying on cash inflow from operating activities and renewal of short-term bank loans to meet its short-term liquidity and working capital needs. In 2016 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditure. As of December 31, 2015, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB173,739 million (2014: RMB187,133 million), of which approximately RMB131,021 million (2014: RMB126,703 million) was unutilized.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2016. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank financing which may impact the operations of the Group during the next twelve-month period. The directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

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

As of December 31, 2015, the Group had capital commitments as follows:

	2016	2017	2018	2019	2020 and afterwards	Total
	(RMB million)
Acquisition of aircraft and related equipment	19,074	22,359	18,898	14,309	8,787	83,427
Others	4,204	628	1,485	299	117	6,733
Total capital commitments	23,278	22,987	20,383	14,608	8,904	90,160

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2015, the cash and cash equivalents of the Group totaled RMB4,560 million. Of such balance, 17.6% was denominated in U.S. Dollars, Hong Kong Dollars, Australian Dollars, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB131,021 million, the Group expects that it will have sufficient funding sources to meet its cash requirements in the foreseeable future.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth the Group’s obligations and commitments to make future payments under contracts and under commitments (excluding share of commitments of a joint venture) as of December 31, 2015.

		As of December 31, 2015 Payment due by period				As of December 31, 2014
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years	Total

Short-term bank loans and ultra-short-term bills(Note 1)	27,783	27,783	-	-	-	10,343
Long-term bank and other loans (Note 1)	19,560	3,006	12,642	3,168	744	55,846
Obligations under capital leases	62,723	7,864	15,417	12,711	26,731	56,577
Operating lease commitments	36,109	6,560	10,619	7,963	10,967	28,798
Aircraft purchase commitments (Note 2)	83,427	19,074	41,257	14,309	8,787	59,467
Other capital commitments	6,733	4,204	2,113	299	117	5,122
Investment commitments	34	34	-	-	-	70
Total	236,369	68,525	82,048	38,450	47,346	216,223

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2015.

Note 2 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Senior Management and Employees

The following table sets forth certain information concerning directors, senior management and supervisors of the Company. There were certain changes in the Company’s directors, senior management and supervisors as of April 18, 2016, details of which are set forth below.

Name	Position	Gender	Age
Tan Wan Geng	Executive Director, Vice Chairman of the Board and President	Male	51
Yuan Xin An	Non-executive Director	Male	59
Yang Li Hua	Non-executive Director	Female	60
Zhang Zi Fang	Executive Director and Executive Vice President	Male	57
Li Shao Bin	Executive Director	Male	51
Ning Xiang Dong	Independent Non-executive Director	Male	50
Liu Chang Le	Independent Non-executive Director	Male	64
Tan Jin Song	Independent Non-executive Director	Male	51
Guo Wei	Independent Non-executive Director	Male	53
Jiao Shu Ge	Independent Non-executive Director	Male	50
Pan Fu	Chairman of the Supervisory Committee	Male	53
Li Jia Shi	Supervisor	Male	54
Zhang Wei	Supervisor	Female	49
Yang Yi Hua	Supervisor	Female	55
Wu De Ming	Supervisor	Male	57
Ren Ji Dong	Executive Vice President	Male	51
Wang Zhi Xue	Executive Vice President	Male	54
Li Tong Bin	Executive Vice President and Chief Engineer	Male	54
Su Liang	Chief Economist	Male	53
Chen Wei Hua	Chief Legal Adviser	Male	49
Guo Zhi Qiang	COO Marketing & Sales	Male	52
Xie Bing	Company Secretary	Male	42
Feng Hua Nan	COO Flight Safety	Male	53
Xiao Li Xin	Chief Accountant and Chief Financial Officer	Male	49

Note 1. According to the information disclosed on the website of CPC Central Commission for Discipline Inspection (中共中央紀律檢查委員會) and Ministry of Supervision of the People’s Republic of China (中華人民共和國監察部), Si Xian Min, former Chairman of the Board, is currently under investigation by the relevant authorities for suspected severe disciplinary violations. Please refer to “Item 3. Key Information – D. Risk Factors – Risks Relating to our Business” for further details. On November 5, 2015, the Board passed resolutions to authorize the Vice Chairman of the Board to assume the role and duties of the Chairman, to perform his duties in accordance with the provisions of the Company Law, the Articles of Association of the Company and other relevant management rules of the Company. The Board authorized the Vice Chairman and the President of the Company to further sub-delegate his powers to perform the duties in accordance with the actual business needs of the Company.

Note 2. On October 16, 2015, the Board approved the removal of Mr. Liu Qian from his post as the Executive Vice President of the Company as he had been placed due to the suspicion of accepting bribes.

Note 3. On January 15, 2016, the Board received resignation from Mr. Si Xian Min as the Chairman of the Board.

Board of Directors

Mr. Tan Wan Geng, male, born in August 1964, 51, graduated from Zhongshan University, majoring in regional geography, with qualification of Master postgraduate degree. He is an economist and a member of Communist Party of China (CPC). Mr. Tan began his career in August 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1992 to 1996. He served as the Deputy Director General of Human Resources Division of the Civil Aviation Administration of China (CAAC) from May 1996 to September 1998. Subsequently, Mr. Tan served as the Deputy Director General of Personnel and Education Division of the CAAC from September 1998 to December 2000. He had been the Director General and Party Secretary of the CAAC Northeastern Region from December 2000 to January 2006, and became the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007. He has been the Director of the Company since June 2006. He had been the Party Member of CSAHC and the Party Secretary and Executive Vice President and Director of the Company from February 2007 to January 2009. He had been the Party Member of CSAHC and the President, the Party Secretary and the Director of the Company from January 2009 to February 2009. He had been the Party Member of CSAHC and the President, the Deputy Party Secretary and the Director of the Company from February 2009 to May 2011. He was the Party Member of CSAHC and the President, the Deputy Party Secretary and the Director of the Company from May 2011 to January 2013. Since January 2013, Mr. Tan has been the Party Member of CSAHC and the President, the Deputy Party Secretary and the Vice Chairman of the Board of the Company. (Mr. Tan has been a member of the 11th CPC Guangdong Provincial Committee since January 2016.)

Mr. Yuan Xin An, male, born in February 1957, 59, received university education in Aeronautical Machinery from Air Force Engineer University in Xi’an and is a senior engineer. Mr. Yuan is a CPC member and began his career in December 1976. He served as the Chief Inspection of Quality Supervision Division of Maintenance Factory of Guangzhou Bureau of the Civil Aviation Administration, the Manager of Inspection and Vice Director of Guangzhou Aircraft Maintenance Engineering Co., Ltd. from 1987 to 1997. He was the Vice President of Engineering Department of the Company from April 1997 to October 1998. Mr. Yuan then served as the Vice President of the Guangzhou Aircraft Maintenance Engineering Co., Ltd. from October 1998 to November 2000. He became the Chief Engineer and the General Manager of Engineering Department of the Company from November 2000 to April 2002. He was then the Standing Member of Party Committee and the Executive Vice President of the Company from April 2002 to February 2007. He served as the Assistant of President of CSAHC and was also the Standing member of Party Committee and the Executive Vice President of the Company from February 2007 to December 2007. He has been the Party Member and the Executive Vice President of CSAHC since September 2007, and has held a concurrent post of Chief Legal Adviser of CSAHC since July 2008. Since November 2011, Mr. Yuan has been the Director of the Company. For now, he is also appointed as the Chairman of MTU Maintenance Zhuhai Co., Ltd., Guangzhou Southern Airlines Construction Company Limited and Shenzhen Air Catering Co., Ltd., Non-executive Director of TravelSky Technology Limited and Director of China Aircraft Services Limited.

Ms. Yang Li Hua, female, born in November 1955, 60, graduated with a Master degree from the Party School of the Central Committee of CPC majoring in economics. Ms. Yang is a CPC member who began her career in February 1973. She served as the Deputy Head of In-flight Service Team of the Chief Flight Corps Team of the Beijing Bureau of Civil Aviation Administration and the Head of the In-flight Service Team, Manager of In-flight Service Division of Air China International Corporation from 1984 to 1995. She served as the Deputy Head of the Chief Flight Team of Air China International Corporation from July 1995 to September 2000. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division and Party Secretary of Air China International Corporation from September 2000 to October 2002. She was the Vice President of Air China International Corporation from October 2002 to September 2004. After that, she served as Standing Member of Party Committee and the Executive Vice President of Air China Limited from September 2004 to May 2009. Since May 2009, Ms. Yang has been the Party Member and Executive Vice President of CSAHC. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since January 2013, Ms. Yang has been the Director of the Company. For now, she also acts as President of China Southern Airlines Group Import and Export Trading Co., Ltd., China Southern Airlines Group Property Management Company Limited, Southern Airlines Culture and Media Co., Ltd. and China Southern Airlines Group Ground Services Co., Ltd.

Mr. Zhang Zi Fang, male, born in October 1958, 57, graduated with a college degree from foundation science profession for Party administrative cadres of Liaoning University. While Mr. Zhang was at work, he obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang is a CPC member and began his career in February 1976. He served as the Deputy Commissar of the Office, Deputy Commissar of Shenyang Flight Team, as well as Director and Commissar of Political Department of the China Northern Airlines Company from 1993 to 2000. He served as the Party Secretary of the Jilin Branch of China Northern Airlines Company and the General Manager of Dalian Branch from 2000 to 2003. He had been the Director of Political Works Department of CSAHC from October 2003 to February 2005. Subsequently, Mr. Zhang was appointed as the Deputy Party Secretary and Secretary of the Commission for Discipline of the Company from February 2005 to December 2007. He had been the Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. He was the Deputy Party Secretary and the Executive Vice President of the Company from February 2009 to August 2011. Mr. Zhang has been the Director of the Company since June 2009. He has been the Party member of CSAHC and the Party Secretary, the Executive Vice President and the Director of the Company since August 2011. (For now, he also serves as Vice Director General of China Air Transport Association and Guangdong Lingnan Culture Development Foundation.)

Mr. Li Shao Bin, male, born in April 1964, 51, graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers’ College. While Mr. Li was at work, he obtained a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li is a CPC member and began his career in July 1984. He served as the Deputy Director of Promotion Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration, the Director of Promotion Department of the Company and the Deputy Director of Promotion Department of the China Southern Airlines (Group) Company from 1992 to 1999. He had been the Director of Political Division of Flight Department of the Company from December 1999 to May 2002. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002 to May 2004. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004 to March 2006. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to July 2012. Mr. Li has been the Chairman of the Labour Union of the Company since July 2012 and the Director of the the Company since January 2013. For now, Mr. Li also serves as the Chairman of Guangzhou Southern Airline Project Supervision Co., Ltd. and Guangdong Southern Airline Pearl Service Co., Ltd.

Mr. Ning Xiang Dong, male, born in May 1965, 50, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the executive deputy director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and the Chinese University of Hong Kong, and the independent director of a number of listed companies including Datang Telecom Technology Co., Ltd., Shantui Construction Machine Co., Ltd., Hong Yuan Securities Co., Ltd. and Goer Tek Inc. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the independent non-executive director of the Company since December 29, 2010. He is also the independent director of China Petroleum & Chemical Corporation and a number of listed companies including Aerospace Hi-Tech Holding Group Co., Ltd., Sichuan Changhong Electric Company Limited, Yango Group Co., Ltd. and Weichai Power Co., Ltd.

Mr. Liu Chang Le, male, born in November 1951, aged 64, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and an honorary fellow by the United International College, and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include “Wiseman of the Media Industry”, “the Most Innovative Chinese Business Leaders in the Asia Pacific Region”, “the Most Entrepreneurial Chinese Business Leaders”, and has been awarded the “Robert Mundell Successful World CEO Award”, the “Man of Year for Asia Brand Innovation Award”, the “Person of the Year” award of the Chinese Business Leaders Annual Meeting and the “Business Person of the Year” award of DHL/SCMP Hong Kong Business Awards 2012. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival. In 2008, Mr. Liu received the International Emmy Directorate Award granted by International Academy of Television Arts & Sciences. Mr. Liu was appointed as honorary chairman of World Chinese-language Media Cooperation Alliance in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. In 2014, he was appointed as Vice President of the 6th council of The Buddha’s Light International Association, Board of Directors of Headquarters. Mr. Liu was a member of the Tenth and the Eleventh National Committee of the Chinese People’s Political Consultative Conference, served as the Vice Chairman of the sub-committee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and is serving as a member of standing committee of the Twelfth National Committee of the Chinese People’s Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In 2010, Mr. Liu was awarded the Silver Bauhinia Star by the government of the Hong Kong Special Administrative Region. Mr. Liu has been the independent non-executive director of the Company since November 30, 2011.

Mr. Tan Jin Song, male, born in January 1965, aged 51, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Zhongshan University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Zhongshan University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a member of China Audit Society. Currently, Mr. Tan also serves as the independent director of Poly Real Estate Company Limited, Guangzhou Hengyun Enterprises Holdings Limited and Huafa Industrial Co., Ltd. Zhuhai. In addition, Mr. Tan also acts as the independent non-executive director of Welling Holding Limited. Mr. Tan has been the independent non-executive director of the Company since December 26, 2013.

Mr. Guo Wei, male, born in February 1963, aged 53, graduated from the Management Faculty of the Management Department of Graduate School of Chinese Academy of Social Sciences (formerly the Graduate School of University of Science and Technology of China) with a master degree in Engineering. Mr. Guo has extensive experience in business strategy development and business management. Mr. Guo was an executive director and Senior Vice President of Lenovo Group, Vice Chairman, President and the Chief Executive Officer of Digital China Holdings Limited (Digital China), director of Digiwin Software Co., Ltd. Currently, Mr. Guo serves as board chairman of Digital China and directors of a number of subsidiary and associated companies of Digital China. Mr. Guo also acts as the president of Digital China Information Service Company Ltd., the non-executive director of HC International Inc., the independent director of Shanghai Pudong Development Bank Co., Ltd. and the director of Kosalaki Investments Limited. In addition, Mr. Guo was also a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, a member of the Fourth Committee of the Advisory Committee for State Informatization and the president of the Sixth Council of Chinese Private Technology Entrepreneur Association. Mr. Guo was the recipient of numerous titles and important awards, among which include Top Ten Outstanding Youths in China (2002), the Future Economic Leaders in China (2003) and the First Session of China Youth Entrepreneurs Management Innovation award (2005), and was rated as one of the TOP 50 Most Influential Business Leaders in China consecutively for 2011, 2012 and 2013. Mr Guo has been the Non-executive Director of this company since June 30, 2015.

Mr. Jiao Shu Ge, male, born in February 1966, aged 50, with a master degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shangdong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a master degree in Engineering. Mr. Jiao has extensive experience in funds management and equity management. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (CDH Investments). He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of China International Capital Corporation Ltd. (CICC) and is the founder of CDH Investments. Mr. Jiao was the non-executive directors of China Yurun Food Group Limited and China Shanshui Cement Group Limited. Currently, he is also the Director of the associated companies of CDH Investments, the independent non-executive director of China Mengniu Dairy Company Limited, the independent non-executive director and Vice Chairman of WH Group Limited, the director of Joyoung Co., Ltd., the Vice President of Henan Shuanghui Investment & Development Co.,Ltd. and the directors of a number of companies including Beijing TaiYang Pharmaceutical Industry Company Limited, Chery Automobile Co., Ltd., Inner Mongolia Hetao Spirit Group Co., Ltd., Fujian Nanping Nanfu Battery Co.,Ltd. and Shanghai Qingchen Real Estate Development Co., Ltd. Mr Jiao has been the company’s Independent Non-executive Director since June 30, 2015.

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

Mr. Pan Fu, male, born in February 1963, 53, graduated with a master degree from Chongqing University majoring in Power Systems and Automation, and is a senior engineer. Mr. Pan is a CPC member and began his career in July 1986, and served successively as the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and director of Kunming Power Plant, the Deputy Chief Engineer and chief engineer of Yunnan Electric Power Corporation from 1994 to 2003. He served as the deputy director (work as chair) and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd. from February 2003 to April 2004; served as the Director of the China Southern Power Grid Technology and Research Center from April 2004 to January 2005, and served as the General Manager (legal representative) and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007. Mr. Pan served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the party member and team leader of the Discipline Inspection Commission of CSAHC since November 2010 and the supervisor & chairman of the Supervisory Committee of the Company since December 2010.

Mr. Li Jia Shi, male, born in May 1961, 54, graduated from Guangdong Polytechnic Normal University majoring in Economics and Mathematics, and obtained an Economic Administration bachelor degree from Correspondence School under the Party School of the CPC Central Committee and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li is a CPC member and began his career in August 1976. He served as the Deputy Head (work as chair) of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company, the party secretary of Guangzhou Nanland Air Catering Company Limited from 1994 to 1999. Mr. Li served as the head of the Organization Division of the Party Committee of CSAHC from December 1999 to December 2003; and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li served as a member of the Standing Committee of the CPC, the Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2007 to February 2012. Mr. Li has been the supervisor of the Company since June 2009. He has been the team deputy leader of the Discipline Inspection Commission of CSAHC, and member of the Standing Committee of the CPC, Secretary of the Disciplinary Committee and Director of the Disciplinary Committee Office, and supervisor of the Company since February 2012. He also serves as the Vice Chairman of Southern Airlines Culture and Media Co., Ltd.

Ms. Zhang Wei, female, born September 1966, 49, has a master degree. She graduated from Tianjin University majoring in Investment Skills and Economics and is a senior accountant. Ms. Zhang is a CPC member and began her career in September 1988. She successively served as the General Manager Assistant of China Southern Airlines (Group) Company, the Deputy General Manager of the Finance Department of the Company, and the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from 1999 to 2006. Ms. Zhang served as the General Manager and the Secretary of CPC General Branch of Southern Airlines Group Finance Company Limited from August 2006 to October 2007; served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC and the Supervisor of the Company since June 2008. Ms. Zhang has been a part-time Supervisor of the Board of Supervisors of Stated-owned Enterprises dispatched by SASAC on behalf of the State Council to CSAHC since January 2010, and has been a member of the Discipline Inspection Commission of CSAHC since February 2012. For now, she also acts as the Chairman of the Board of Supervisors of China Southern Airlines Group Import and Export Trading Co., Ltd., Southern Airlines Group Finance Company Limited, Southern Airlines Culture and Media Co., Ltd., Supervisor of MTU Maintenance Zhuhai Co., Ltd. and the Director of Guangzhou Southern Airline Construction Co., Ltd.

Ms. Yang Yi Hua, female, born in August 1960, 55, has an Economic Administration bachelor degree from Correspondence School under the Party School of the CPC Central Committee. She is an accountant and also a CPC member who began her career in August 1977. From 1996 to 2002, she first acted as Financial Manager of the Company and then Deputy General Manager of CSAHC’s Audit Department. Ms. Yang has been the General Manager of the Company’s Audit Department from May 2002 to September 2015, and the Supervisor of the Company since June 2004. For now, she is also appointed as Chairman of the Board of Supervisors of Guizhou Airlines and Nanlong International Freight Ltd., Convener of the Board of Supervisors of Beijing Southern Airline Ground Services Co., Ltd. and Zhuhai Airlines and Supervisor of Xiamen Airlines, Guangzhou Baiyun International Logistics Co., Ltd., Southern Airlines Group Finance Company Limited, Chongqing Airlines and Guangzhou Southern Airline Project Supervision Co., Ltd.

Mr. Wu De Ming, male, born in April 1958, 57, obtained a university bachelor degree from South China Normal University College of Continuing Education majoring in Political Administration, and is an Administration Engineer. He is a CPC member and began his career in February 1976. From 1991 to 2001, he was first appointed as political section’s deputy director of the operation department of the Company, then member of the Party Committee, Deputy Secretary of the Party Committee and secretary of Committee for Discipline Inspection of Guangzhou ticket office of the Company, then Deputy Secretary and Secretary of Party General Branch of the ticket office at the Transportaion Department of the Company, and then Secretary of Party General Branch at Passenger Traffic Department of the Transportation Department of the Company. He was appointed as Director of the Disciplinary Supervision Department of CSAHC from March 2001 to December 2003, and General Director of the Supervision Bureau and Chief Officer of Disciplinary Committee Office of CSAHC from December 2003 to April 2009. He has been a member of Party Committee of the Marketing Management Committee of the Company, secretary to the Disciplinary Committee and Chairman of the Labour Union from April 2009 to November 2015, a member of Party Committee of the Marketing Management Committee of the Company, secretary to the Disciplinary Committee since November 2015 and has been the Supervisor of the Company since December 2013.

Senior Management

Mr. Ren Ji Dong, male, born in January 1965, 51, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren is a CPC member and began his career in August 1986. Mr. Ren served as the No. 2 Workshop Manager, Deputy Plant Manager and Deputy General Manager of Engineering Department of the aircraft maintenance factory of Urumqi Civil Aviation Administration (Xinjiang Airlines) from 1995 to 2000. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) from January 2000 to December 2001, and a member of the party committee and the Deputy General Manager of Xinjiang Airlines from December 2001 to June 2004, and the Party Secretary and Deputy General Manager of CSAHC Xinjiang Company from June 2004 to December 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005 to February 2015, a member of the Standing Committee of the CPC and the Executive Vice President of the Company from March 2005 to February 2007; a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007 to April 2009. Mr. Ren has been a member of the Standing Committee of the CPC of the Company and the Executive Vice President of the Company since May 2009.

Mr. Wang Zhi Xue, male, born in January 1961, 55, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained an on-job university degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a command pilot. Mr. Wang is a CPC member, and began his career in February 1981. Mr. Wang successively served as the Deputy General Manager and Manager of the Flight Safety Technology Division of Zhuhai Airlines Company Limited, the Senior Flight Instructor of Model B737, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Deputy Chief Pilot and Manager of the Flight Safety Technology Management Division from 1995 to 2002 of Shantou Airlines Company Limited of CSAHC. He also acted as the Deputy General Manager of Shantou Airlines Company Limited from June 2002 to October 2004, and the General Manager of the Flight Management Division of the Company from October 2004 to February 2009, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009 to July 2012. Mr. Wang has been a member of the Standing Committee of the CPC, Executive Vice President and chief pilot of the Company since August 2012. For now, he also serves as Chairman of Zhuhai Airlines.

Mr. Li Tong Bin, male, born in December 1961, 54, has college qualification and graduated from Civil Aviation Institute of China majoring in Maintenance of Aircraft Electrical Equipment. He obtained on-job Master of Business Administration (MBA) from Hainan University and Executive Master of Business Administration (EMBA) form Tsinghua University, and is a senior engineer. Mr. Li is a CPC member and began his career in August 1983, and successively served as the Deputy Head of Technical Division of Aircraft Maintenance Plant, the head of Maintenance Plant and the deputy director of Aircraft Engineering Department (aircraft maintenance base), the Director of Aircraft Engineering Department (aircraft maintenance base) of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company from 1994 to 2003. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004 to January 2005, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005 to April 2012, and the party secretary and Deputy General Manager of Northern Branch of the Company from April 2012 to April 2014. Mr. Li was the Chief Engineer, General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company from April 2014 to August 2015. Mr. Li has been a member of the Standing Committee of the CPC, Executive Vice President and Chief Manager, as well as General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company since September 2015. For now, Mr Li also serves as Chairman of Guangzhou Aircraft Maintenance Engineering Co., Ltd. and Shenyang Northern Aircraft Maintenance Co., Ltd.

Mr. Su Liang, male, born in April 1962, 53, graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management, and is an engineer. Mr. Su is a CPC member and began his career in December 1981. From 1998 to 2000, he successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAHC Shenzhen Company. Mr. Su was the Secretary to the Board of the Company from July 2000 to December 2003, the Secretary to the Board and Director of Board Secretariat of the Company from December 2003 to November 2005, the Secretary to the Board and Vice Director of Commercial Steering Committee of the Company from November 2005 to February 2006, the Company Secretary and director of Company Secretary Office and Vice Director of Commercial Steering Committee of the Company from February 2006 to January 2007, and the Secretary to the Board and Director of Company Secretary Office from January 2007 to December 2007. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of Sichuan Airlines.

Mr. Chen Wei Hua, male, born in October 1966, 49, graduated from the School of Law of Peking University with a bachelor degree, who is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen is a CPC member and joined the aviation industry in July 1988. He successively served as Deputy Director of CSAHC, Deputy Director of the Office (director of the Legal Department) of the Company and CSAHC from 1997 to 2004. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Department of the Company from June 2004 to October 2008. Mr. Chen has been the General Counsel and General Manager of the Legal Department of the Company since October 2008. For now, he also acts as Director of Xiamen Airlines.

Mr. Guo Zhi Qiang, male, born in July 1963, 52, is an economist who graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo is a CPC member and began his career in January 1981. He successively served as the Xi’an Office manager, Beijing Office manager and General Manager of Transportation Department of Xinjiang Airlines Manager; the Deputy General Manager of Xinjiang Airlines; the Beijing Office Director of CSAHC, the General Manager and the Party Secretary of China Southern Airlines Beijing Office from 1995 to 2004. He served as a member of the Standing Committee of the CPC and the Deputy General Manager of CSAHC Xinjiang Branch from June 2004 to December 2004, a member of the Standing Committee of the CPC and the Deputy General Manager of China Southern Airlines Xinjiang Branch from January 2005 to December 2005. Mr. Guo served as a member of Party Committee and the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer as well as Deputy Party Secretary of Chongqing Airlines Company Limited from February 2008 to May 2009. He served as a member of Party Committee and the Deputy Director of the Commercial Steering Committee of the Company from May 2009 to September 2009, the Director and Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo acted as the COO Marketing and Sales of the Company, the Director and the Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2012 to July 2014. Mr. Guo has been the COO Marketing and Sales of the Company since July 2014. For now, he also serves as President of Guangzhou Nanland Air Catering Co., Ltd. and Guangzhou Baiyun International Logistics Co., Ltd.

Mr. Xie Bing, male, born in September 1973, 42, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office since December 2009.

Mr. Feng Hua Nan, male, born in November 1962, 53, graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained an on-job master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from the School of Economics and Management of Tsinghua University. He is a commanding pilot. Mr. Feng is a CPC member and began his career in January 1983. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company from 1994 to 1999. He was the General Manager of Flight Safety Technology Department from December 1999 to October 2002, and the General Manager of Flight Technology Management Department of the Company from November 2002 to September 2004. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004 to February 2006, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006 to July 2014. He has been the COO Flight Safety of the Company since August 2014. For now, he also serves as President of Zhuhai Xiang Yi Aviation Technology Co., Ltd. and China Southern West Australia Flight College.

Mr. Xiao Li Xin, male, born in June 1966, 49, graduated from Guangdong Academy of Social Sciences with a master degree in Economics and then obtained an on-job Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao is a CPC member and began his career in July 1991. He served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company from 1999 to 2002, and served as the General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company from January 2002 to February 2007. Mr. Xiao served as the deputy chief accountant and general manager of the Finance Department of the Company from February 2007 to October 2007, and served as the General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007 to February 2008. He served as the General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008 to March 2015. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since March 2015. For now, he also serves as Chairman of Guizhou Airlines, Director of Xiamen Airlines and China Southern Airlines Overseas (Hong Kong) Co. Ltd.

Save as disclosed above, none of the above Directors or Supervisors, senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

B.	Compensation

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2015 was RMB11.45 million. For the year ended December 31, 2015, the Company paid an aggregate of approximately RMB1.87 million on behalf of its executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal and provincial governments in which the Company participates.

Details of the remuneration of directors’ and supervisors’ remuneration for the year ended December 31, 2015 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Non-executive Directors
Wang Quan Hua	-	-	-	-
Yuan Xin An	-	-	-	-
Yang Li Hua	-	-	-	-

Independent Non-executive Directors
Wei Jin Cai	75	-	-	75
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150
Tan Jin Song	150	-	-	150
Guo Wei	75	-	-	75
Jiao Shu Ge	75	-	-	75

Executive Directors
Tan Wan Geng	-	-	-	-
Zhang Zi Fang	-	-	-	-
Li Shao Bin	-	636	137	773

Supervisors
Pan Fu	-	-	-	-
Li Jia Shi	-	636	139	775
Zhang Wei	-	-	-	-
Yang Yi Hua	-	240	92	332
Wu De Ming	-	451	140	591
Total	675	1,963	508	3,146

Note: The Company's non-executive director and former chairman, Mr. Si Xian Min resigned on January 15, 2016. For the year ended December 31, 2015, Mr. Si Xian Min did not receive any remuneration for his service in the capacity of the non-executive director of the Company.

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

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax), a dividend of RMB0.05 (equivalent to HKD0.06) (inclusive of applicable tax), a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) and a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) per share was approved by the Company’s General Meeting on May 31, 2012, June 18, 2013, June 26, 2014 and June 30, 2015 respectively, therefore, the exercise price for the Share Appreciation Rights was adjusted to HKD3.51 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, there were no granting or exercising of Share Appreciation Rights and 7,013,333 units of Share Appreciation Rights were forfeited.

The fair value of the liability for Share Appreciation Rights is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. As at December 31, 2015, 24,660,000 units of Share Appreciation Rights granted by the Company have all forfeited and correspondingly, the liability for Share Appreciation Right was RMB0.

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

Audit Committee

The Audit Committee is appointed by the Board of Directors and consists of three independent Non-executive Directors. The current members of the Audit Committee are Tan Jing Song, Ning Xiang Dong and Jiao Shu Ge. Tan Jing Song is the Chairman of the Audit Committee. The term of office of each member will end in 2016. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with the Company’s external auditors without any executive members of the Board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit Committee held 22 meetings in 2015, which were attended by all members.

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

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by Independent Non-executive Director Ning Xiang Dong with Independent Non-executive Director Tan Jing Song and Non-executive Director Yuan Xin An as members. The term of office of each member is three years. Wang Quan Hua resigned from office because of retirement in March 25, 2015. The term of office of the current members will end in 2016. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee held 1 meeting in 2015, which were attended by all members.

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

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2015.

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

As of December 31, 2015, the Nomination Committee consists of three members, including Si Xian Min as Chairman and Tan Jing Song (Independent Non-executive Director) and Jiao Shu Ge (Independent Non-executive Director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board. On January 15, 2016, the Board received resignation from Mr. Si Xian Min as the Chairman of the Board. Si Xian Min tendered his resignation from the post of the chairman of the Nomination Committee under the Board. On April 9, 2015, pursuant to relevant requirements of Opinions on Further Regulation on Party and Political Leaders and Cadres Working Part-time (Holding Office) in Enterprises, Wei Jin Cai tendered his resignation as an Independent Non-executive Director of the Company to the Board which took effect upon the date of June 30, 2015.

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

The Nomination Committee held 3 meetings in 2015, which was attended by all members.

D.	Employees

As of December 31, 2015, the Group had 87,202 employees, including 7,465 pilots, 16,505 flight attendants, 12,108 maintenance personnel, 7,321 passenger transportation personnel, 6,197 cargo transportation personnel, 9,146 ground service personnel, 2,343 flight operation officers, 1,065 flight security guards, 1,391 information system personnel, 2,366 financial personnel, and 21,295 other personnel. All of our pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees.

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

Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 13% to 21% (2014: 11% to 21%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAHC. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2015 was approximately RMB438,000,000.

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

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax), a dividend of RMB0.05 (equivalent to HKD0.06) (inclusive of applicable tax), a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) and a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) per share was approved by the Company’s General Meeting on May 31, 2012, June 18, 2013, June 26, 2014 and June 30, 2015 respectively, therefore, the exercise price for the Share Appreciation Rights was adjusted to HKD3.51 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, there were no granting or exercising of Share Appreciation Rights and 7,013,333 units of Share Appreciation Rights were forfeited.

The fair value of the liability for Share Appreciation Rights is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. As at December 31, 2015, 24,660,000 units of Share Appreciation Rights granted by the Company have all forfeited and correspondingly, the liability for Share Appreciation Right was RMB0.

None of our directors and senior management owns any shares or options in the Group as of April 18, 2016.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 18, 2016 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Beneficially Owned (1)	Percentage of the Respective Class of Shares (2)	Percentage of Total Shares (2)
A shares	CSAHC	4,039,228,665	57.52%	41.14%
H shares	HKSCC Nominees Limited	1,749,166,988	62.58%	17.82%
H shares	CSAHC (3)	1,064,770,000	38.10%	10.85%
H shares	Nan Lung Holding Limited	1,033,650,000	36.98%	10.53%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	Percentage of A Shares and percentage of H Shares is based on 7,022,650,000 A Shares and 2,794,917,000 H Shares, respectively, issued as of April 18, 2016. Percentage of total shares is based on 9,817,567,000 shares issued as of April 18, 2016.

(3)	Includes 31,120,000 H Shares held by Yazhou Travel Investment Company Limited, representing 1.11% of the total number of H Shares and 0.32% of the total number of all outstanding shares, and 1,033,650,000 H Shares held by Nan Lung, representing 36.98% of the total number of H shares and 10.53% of the total number of all outstanding shares.

Shareholders of H Shares and A Shares enjoy the same voting rights with respect to each share. None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of April 18, 2016, there were 47 registered holders of 2,706,718 American Depositary Shares in the United States, consisting of 4.84% of our outstanding shares. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CSAHC, which is an entity wholly-owned by the Chinese government.

B.	Related Party Transactions

For a detailed description of our related party transactions, please see Note 48 to the Financial Statements. In particular, the following arrangements, which the Company believes are material to its operations, have been made between the Company and CSAHC and its affiliates during the year ended December 31, 2015 and up to the latest practicable date. The Company believes that these arrangements have been entered into by the Company in the ordinary course of business and in accordance with the agreements governing such transactions.

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

For the year ended December 31, 2015, the rent incurred by the Group amounted to RMB86 million pursuant to the Asset Lease Agreement.

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

On January 9, 2014, the Company and CSAHC have entered into two new lease agreements (the "Lease Agreements"), namely, the property lease agreement (the "Property Lease Agreement") and the land lease agreement (the "Land Lease Agreement") to renew the land and property leases transactions contemplated thereunder for the period from January 1, 2014 to December 31, 2016. Pursuant to the Property Lease Agreement, CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development. The property lease transactions contemplated under the existing 2012 Property Lease Agreements have now been covered under the Property Lease Agreement so as to save resources as well as time of management of various property leases with CSAHC. Pursuant to the Land Lease Agreement, CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending December 31, 2016 shall not exceed RMB40,114,700 and RMB63,582,200, respectively, and such payment shall be made quarterly. On August 13, 2015, the Company and CSAHC entered into a supplemental agreement to the Property Lease Agreement , pursuant to which the Company and CSAHC agreed that the maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement for the two years ending 31 December 2016 shall be slightly adjusted to not more than RMB40,270,700 (original cap of RMB 40,114,700) and RMB40,348,700 (original cap of RMB 40,114,700), respectively. Save as the said revision, all other terms of the Property Lease Agreement shall remain unchanged.

For the year ended December 31, 2015, the rents incurred by the Group amounted to RMB40 million and RMB64 million pursuant to the Lease Agreement and the Land Lease Agreement.

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

For the year ended December 31, 2015, the agency fee incurred by the Group in respect of the above import and export services was RMB114 million.

On February 2, 2016, the Company and CSAHC have entered into an agreement, pursuant to which the Company agreed to acquire the CSAHC agreed to sell 100% equity interest in SAIETC for the consideration of RMB400,570,400 ( the "Acquisition"). The Company believes that the Acquisition can assist the Group to strengthen procurement management of aircraft, flight equipment and other airline-related facilities, lower management risk; assist the Company to streamline its relationship with trading companies so as to reduce connected transactions. With SAIETC's experience in tendering and agency services, SAIETC will be developed into a centralised platform for procurement activities of the Group, that enhances concentration and efficiency of procurement activities. The Directors (including the independent non-executive Directors) consider that the agreement was entered into after an arm's length negotiation between the Company and CSAHC and the terms therein (including the consideration) are fair and reasonable, the Acquisition is on normal commercial terms and in the ordinary and usual course of business of the Group; and the Acquisition is beneficial to the operation and long-term development of the Group and in the interests of the Company and its shareholders as a whole.

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

For the year ended December 31, 2015, the media fees incurred by the Group for the media services amounted to RMB67 million.

On December 30, 2015, the Company entered into a new Media Services Framework Agreement with SACM to renew the media services transaction and extend for an additional term of three years, commencing from January 1, 2016 to December 31, 2018. The annual cap under the new agreement will remain unchanged at RMB118.5 million.

Southern Airlines Group Finance Company Limited ("SA Finance"), which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company

(1) On November 8, 2010, the Company renewed the Financial Services Framework Agreement with SA Finance for a term of three years starting from January 1, 2011 to December 31, 2013.

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

Under the new Financial Services Framework Agreement, SA Finance agrees to provide to the Company deposit services, loan services and other financial services. SA Finance shall accept deposit of money from the Group at interest rates not lower than those set by the People’s Bank of China, or PBOC for the same term of deposit. SA Finance will in turn deposit the whole of such sums of money with certain stated-owned commercial banks and listed commercial banks to control the risk. SA Finance shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the new Financial Services Framework Agreement. SA Finance shall not charge interest rates higher than those set by the PBOC for similar loans. The total amount of outstanding loans extended by SA Finance to CSAHC (excluding the Group) must not exceed the sum of SA Finance's shareholders' equity, capital reserves and money deposit received from other parties (except the Group). The interest rate for loans provided to the Group by SA Finance shall not be higher than the basis rate allowed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans (whichever is lower). Upon request by the Company, SA Finance shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which SA Finance are approved by China Banking Regulatory Commission, or CBRC to operate by entering into of separate agreements, which will set out the terms and conditions of such services. The parties agreed that the balance of the Company’s deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB6,000,000,000, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5,000,000. The Company and SA Finance entered into a supplemental agreement to the new Financial Services Framework Agreement on 4 May 2015. Pursuant to the supplemental agreement, the Company and SA Finance agreed to revise each of the cap in relation to the provision of deposit services and the provision of the loan services for the period from the effective date of the supplemental agreement to December 31, 2016 from RMB6 billion to RMB8 billion. Save as the said revision, all other terms of the new Financial Services Framework Agreement shall remain unchanged.

As of December 31, 2015, the Group’s deposits placed with SA Finance amounted to RMB2,934 million, the outstanding loans provided by SA Finance is nil.

(2) On November 21, 2014, Guangdong CSA E-commerce Co., Ltd. (the "E-commerce Company") entered into four electronic aviation passenger comprehensive insurance four-parties cooperation agreements (the "Cooperation Agreements") with SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. (the "Air Union") and Ping An Property & Casualty Insurance Company of China, Ltd. Guangdong Branch, Sunshine Property and Casualty Insurance Company Limited, Taiping Pension Co., Ltd. and PICC Property and Casualty Company Limited Guangzhou Branch the Insurance Companies, respectively (the "Insurance Companies"), for a term of three years commencing from June 12, 2014 to May 31, 2017. Pursuant to the Cooperation Agreements, the E-commerce Company agreed to authorize other parties to use the B2C website, the mobile terminal air tickets sale platform and VOS sale system of the Company for sales of online insurances in consideration for a fixed service fees for each policy sold through its electronic platform. SA Finance (the only entity within the CSAHC Group holding the comprehensive insurance agent qualification which was approved by both China Banking Regulatory Commission and CIRC) shall be responsible for the general coordination and support, financial settlement and assisting the settlement for insurance claims in relation to the sales of online insurance procured by Air Union through the electronic platforms of the Company. Air Union shall act as the agent of the Insurance Companies to sell the electronic aviation passenger comprehensive insurance through the electronic platforms of the Company and the Insurance Companies shall provide the standard insurance products and corresponding consulting services, and will be responsible for the insured risks under the electronic aviation passenger comprehensive insurance. The Group will charge a fixed service fee of RMB5 for each insurance policy sold through its electronic platforms. For the year ended December 31, 2014, the service fee charged by the Group amounted to RMB20.87 million.

On November 19, 2015, the Company and SA Finance entered into the Insurance Business Platform Cooperation Framework Agreement for a term of two years starting from January 1, 2015 to December 31, 2016. Pursuant to the Insurance Business Platform Cooperation Framework Agreement, the Company as the platform service provider, agreed to cooperate with SA Finance, and authorize SA Finance to use the various platforms of the Group including online channels and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance. The scope of the Insurance Business Platform Cooperation Framework Agreement shall also cover the electronic platform as contemplated under the four electronic aviation passenger comprehensive insurance four-parties cooperation agreements entered into between the E-commerce Company, inter alia, with SA Finance on November 21, 2014 as disclosed above. For the sale of insurance policies through the Group's ground service counter channels and its electronic platforms, the Group is currently charging a fixed ratio of the insurance premium of the insurance policies. For the year ended December 31, 2015, the service fee charged by the Group amounted to RMB16 million.

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

For the year ended December 31, 2015, the commission expense and goods handling fee paid to GSC were RMB98 million and RMB109 million respectively, and the income relating to other services was RMB20 million.

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

For the year ended December 31, 2015, the property management and maintenance fee incurred by the Group amounted to RMB73 million pursuant to the New Property Management Framework Agreement, the Airport Property Management Framework Agreement and the Property Management Framework Agreement.

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

For the year ended December 31, 2015, the services fee incurred by the Group for the catering services amounted to RMB100 million.

The Company entered into a new Catering Services Framework Agreement with SACC on December 30, 2015 for an additional term of three years, commencing from January 1, 2016 to December 31, 2018. The annual cap under the new agreement is set at RMB152 million, RMB175 million and RMB201 million for each of the years ending December 31, 2016, 2017 and 2018, respectively.

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

For the year ended December 31, 2015, the Group’s engine repair and maintenance service fees incurred under the agreement amounted to RMB1,324 million.

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

Acquisition of 4% Equity Interests in Xiamen Airlines from Xiamen Jianfa

On July 14, 2015, the Board announced that the Company and Xiamen Jianfa entered into an agreement (the “Share Transfer Agreement”), pursuant to which Xiamen Jianfa agreed to sell and the Company agreed to purchase 4% equity interests (the "Targeted Equity Interests") in Xiamen Airlines at the consideration of RMB586,666,670 (the "Acquisition"). The Company believes that the increase of 4% equity interests in Xiamen Airlines held by the Company can help the Group to further enhance its control over the Xiamen Airlines, help the Xiamen Airlines to maintain a stable shareholding structure, further improve the strategic synergy effect of the Company and Xiamen Airlines and improve the overall operating results of the Company.

On December 8, 2015, the Company and Xiamen Jianfa entered into a supplemental agreement to the Share Transfer Agreement, pursuant to which the parties agreed to adjust the consideration from RMB586,666,667 to RMB626,666,667 so as to reflect the profit attribution arrangement.

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

On May 31, 2014, the Company received a notice from the International Court of Arbitration of International Chamber of Commerce (“ICC”). The notice states that SASOF TR-81 AVIATION IRELAND LIMITED (the “lessor”) has applied for arbitration for the alleged breach of certain terms and conditions of an aircraft leasing agreement. The lessor has made a claim against the Company for an indemnity of approximately USD13 million, including the compensation for engine thrust upgrade damages, life components of engine, reserves of engines, cost of termination of the lease, external legal counsel’s remuneration and the interest thereon. On July 31, 2014, the Company has established a team to handle this arbitration and applied to ICC for a counter claim to request the lessor to compensate the Company for insurance fees amounting to USD9.8 million, deposits, default penalty, extra technical support fees and legal expenses and the interest thereon. The hearing in the ICC arbitration proceedings commenced in London on March 7, 2016, and will conclude on April 19, 2016, and the award of the Arbitral Tribunal is awaited. As of the date of this report, the Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no additional provision has been made against this pending arbitration.

82

Dividend Information

A dividend in respect of the year ended December 31, 2015 of RMB0.4 (inclusive of applicable tax) per ten shares, amounting to a total dividend of RMB785 million was proposed by the Directors on March 30, 2016. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

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

	The Hong Kong Stock				The Shanghai Stock
	Exchange Price per H		The New York Stock		Exchange Price per A
	Share		Exchange Price per ADR		Share
	(HK$)		(US$)		(RMB)
	High	Low	High	Low	High	Low
Annual Market Prices
Fiscal Year ended December 31, 2011	5.37	3.08	35.40	20.02	10.13	4.57
Fiscal Year ended December 31, 2012	4.54	3.22	29.72	20.20	5.48	3.28
Fiscal Year ended December 31, 2013	4.43	2.61	30.04	17.09	4.3	2.54
Fiscal Year ended December 31, 2014	3.90	2.23	25.17	14.53	5.93	2.26
Fiscal Year ended December 31, 2015	9.84	3.53	63.29	22.52	15.98	4.48

Quarterly Market Prices
Fiscal Year ended December 31, 2014
First Quarter	3.08	2.47	19.58	15.91	2.72	2.48
Second Quarter	2.64	2.23	16.68	14.53	2.60	2.26
Third Quarter	2.88	2.39	18.29	15.00	2.99	2.31
Fourth Quarter	3.90	2.49	25.17	15.97	5.93	2.81
Fiscal Year ended December 31, 2015
First Quarter	5.45	3.53	36.04	22.52	8.51	4.48
Second Quarter	9.84	5.99	63.29	38.37	15.98	8.13
Third Quarter	9.00	4.32	57.50	27.46	14.27	7.12
Fourth Quarter	6.73	5.17	42.40	32.62	9.35	7.68

Monthly Market Prices
October 2015	6.73	5.50	42.40	35.86	8.97	7.68
November 2015	6.44	5.64	41.51	36.49	9.35	7.74
December 2015	6.21	5.17	39.62	32.62	9.15	7.72
January 2016	5.48	4.50	35.23	28.93	8.57	6.14
February 2016	4.84	4.13	31.10	25.44	6.98	5.86
March 2016	4.95	4.41	32.17	29.07	6.59	5.91
April 2016 (up to April 18, 2016)	5.30	4.90	34.18	31.44	6.54	6.25

B.	Plan of Distribution

Not applicable.

C.	Markets

See "Offer and Listing Details" above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Pursuant to Article 27 of the Articles of Association, shares issued by the Company to domestic investors for subscription in Renminbi shall be referred to as "Domestic-Invested Shares". Shares issued by the Company to foreign investors for subscription in foreign currencies shall be referred to as "Foreign-Invested Shares". Foreign-Invested Shares which are listed overseas are called "Overseas-Listed Foreign-Invested Shares". The foreign currencies mean the legal currencies (apart from Renminbi) of other countries or districts which are recognised by the foreign exchange control authority of the state and can be used to pay the Company for the share price.

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

Other than such contracts as are described in our disclosure in Item 4 "Information on the Company" and Item 7 "Major Shareholders and Related Party Transactions", we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.

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

On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar so that the Renminbi is now permitted to fluctuate within a band against a basket of certain foreign currencies. On May 18, 2007, the People’s Bank of China announced that the floating band of Renminbi trading prices against U.S. dollar in the inter-bank spot foreign exchange market would be permitted to rise or fall by as much as 0.5%. The floating band was subsequently expanded to 1% by the People’s Bank of China, effective from April 16, 2012, and further expanded to 2% by the People’s Bank of China, effective from March 15, 2014.

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

Sales and other dispositions of ADRs

Subject to the PFIC discussion below, when you sell or otherwise dispose of the Company’s ADRs, you will generally recognise capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADRs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADRs. Any gain or loss you recognise is long-term capital gain or loss if your holding period in the Company’s ADRs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain is eligible for preferential rates. Your ability to deduct capital losses is subject to various limitations.

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

The Company believes that it was not a PFIC for the taxable year 2015. However, there can be no assurance that the Company will not be a PFIC for the taxable year 2016 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, the Company would be a PFIC for the taxable year 2015 if the sum of its average market capitalization, which is its share price multiplied by the total amount of its outstanding shares, and its liabilities over that taxable year is not more than twice the value of its cash, cash equivalents, and other assets that are readily converted into cash.

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

If the Company were a PFIC in any year, you would generally be able to avoid the "excess" distribution rules described above by making a timely so-called "mark-to-market" election with respect to your ADRs provided the Company’s ADRs are "marketable". The Company’s ADRs will be "marketable" as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognise as ordinary income or ordinary loss the difference between the fair market value of your ADRs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADRs would be adjusted to reflect any such income or loss. Any gains recognised on the sale or other disposition of the ADRs would be treated as ordinary income and any losses would be treated as ordinary losses (but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a "mark-to-market" election with respect to your ADRs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fuel Price Fluctuation Risk

The Group’s earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage the Group’s exposure to the fluctuations in jet fuel prices. The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB2,627 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 4(e) to the consolidated Financial Statements.

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

The following table provides information regarding the Group’s financial instruments that are sensitive to changes in interest rate as of December 31, 2015 and 2014:

	As of December 31, 2015
	Expected Maturity Date								As of December 31, 2014
	2016	2017	2018	2019	2020	Thereafter	Total Recorded Amount	Fair Value (2)	Total Recorded Amount	Fair Value (2)
Fixed-rate bank and other loans in US$	-	-	-	-	-	-	-	-	935	1,009
Average interest rate	-	-	-	-	-	-

Variable-rate bank and other loans in US$	2,781	6,607	2,221	1,670	1,123	708	15,110	15,110	57,666	57,666
Average interest rate	2.03%	2.92%	2.08%	2.05%	2.33%	2.24%

Variable-rate bank and other loans in Euro	631	-	-	-	-	-	631	-	-	-
Average interest rate	1.64%	-	-	-	-	-

Fixed-rate bank and other loans in RMB	9,220	-	3,001	-	1	18	12,240	-	476	461
Average interest rate	3.27%	-	3.63%	-	1.20%	1.20%

Variable-rate bank and other loans in RMB	17,370	167	96	52	217	3	17,905	17,905	968	968
Average interest rate	4.00%	4.23%	4.71%	4.88%	4.90%	4.35%

(1)	These interest rates are calculated based on the year end indices.

(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2015 and 2014.

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

As of December 31, 2015, the Group operated a total of 424 aircraft under operating leases and capital leases at rates that are substantially fixed. Such leases expose the Group to market risks. However, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under capital leases and operating leases are disclosed in Note 47(a) and Note 47(b) to the consolidated Financial Statements, respectively.

The following table provides information regarding the Group’s material foreign currency sensitive financial instruments and capital commitments as of December 31, 2015 and 2014:

	As of December 31, 2015
	Expected Maturity Date								As of December 31, 2014
	2016	2017	2018	2019	2020	Thereafter	Total Recorded Amount	Fair Value (1)	Total Recorded Amount	Fair Value (1)
Fixed-rate bank and other loans in US$	-	-	-	-	-	-	-	-	935	1,009
Variable-rate bank and other loans in US$	2,781	6,607	2,221	1,670	1,123	708	15,110	15,110	57,666	57,666
Capital commitment in US$	19,074	22,359	18,898	14,309	8,587	200	83,427	83,427	59,467	59,467

(1)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2015 and 2014.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Fees and Payments from the Depositary to Us

In 2015, the Company received from the depositary a reimbursement of US$46,176.11, net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by the Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of its service to the Company, the Bank of New York Mellon waived a total amount of US$130,347.75 for the standard costs associated with the administration of the ADS program in 2015.

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

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company's internal control over financial reporting as of December 31, 2015, the audit report of which appears on page F-1 of this Form 20-F.

Changes in internal control over financial reporting

During the year ended December 31, 2015, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants and all other fees billed for products and services provided by our independent registered public accounting firm other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2014 and 2015:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	RMB (in million)
2014	17.7	-	-	-
2015	14.9	-	-	-

Before our independent registered public accounting firm were engaged by the Company or our subsidiaries to render the audit or non-audit services, the engagements were approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 30, 2016, the board of the directors of the Company resolved, as recommended by our audit committee, to propose to dismiss our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, or PwC, effective upon the completion of their audit of our consolidated financial statements as of and for the year ended December 31, 2015 and the effectiveness of internal control over financial reporting as of December 31, 2015 and to appoint KPMG as our new independent registered public accounting firm effective upon the approval by the shareholders of the Company at the forthcoming annual general meeting. In this connection, the Company, a listed company controlled by a stated-owned enterprise, did not reappoint PwC as our independent registered public accounting firm at the forthcoming annual general meeting.

The audit reports of PwC on our consolidated financial statements as of and for the fiscal years ended December 31, 2014 and 2015 contain no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2014 and 2015 and through April 28, 2016, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in connection with their report, nor were there any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F). We have provided a copy of the foregoing disclosure to PwC and requested that PwC furnish a letter addressed to the SEC stating whether or not PwC agrees with such disclosure. A copy of the letter from PwC addressed to SEC, dated April 28, 2016, is filed as Exhibit 15.1 to this Form 20-F.

During the two most recent fiscal years and through April 28, 2016, neither we nor any person on our behalf consulted KPMG regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with KPMG or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F). Also, during the two most recent fiscal years and through April 28, 2016, we did not obtain any written report or oral advice that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

ITEM 16G. CORPORATE GOVERNANCE

Set out below is a summary of any significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange ("NYSE"):

NYSE corporate governance rules	The Company’s governance practices

Director Independence
A listed company must have a majority of independent directors on its board of directors. No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).	The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

Executive Sessions

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	No similar requirements.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The Company has established a nominating committee. As of December 31, 2015, the Nomination Committee consists of three members, Si Xian Min, Wei Jin Cai (Independent non-executive Director) and Tan Jing Song (Independent non-executive Director). Mr. Si Xian Min was appointed as the chairman of the Nomination Committee on December 26, 2013. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of directors and executives and give advice to the Board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to the Board.

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

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	The Company has established a remuneration and assessment committee consisting of three members. As of December 31, 2015, the remuneration and assessment committee is chaired by independent non-executive Director Ning Xiang Dong with independent non-executive Director Tan Jing Song and non-executive Director Wang Quan Hua as members.

The written charter of the compensation committee must state, at least, the following purposes and responsibilities:

(1) review and approve the corporate goals associated with CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals, and based on such evaluation determine and approve the CEO’s compensation level;	The responsibilities are similar to those stipulated by the NYSE rules, but the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee. The responsibilities of the remuneration and assessment committee are to approve the remuneration packages of Directors and senior management of the Group, and the Company’s "preliminary proposals on annual emoluments of the directors and senior management of the Group". The remuneration and assessment committee is also responsible for assessing performance of executive director and approving the terms of executive directors’ service contracts.

(2) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval;

(3) produce a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC.

NYSE corporate governance rules	The Company’s governance practices

The charter must also include the requirement for an annual performance evaluation of the compensation committee.

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.	The Board of Directors of the Company has established an audit committee that satisfies relevant domestic requirements and the audit committee has a written charter. As of December 31, 2015, the Audit Committee consists of three members, Mr. Ning Xiang Dong, Wei Jin Cai and Tan Jing Song, with Tan Jing Song being the Chairman of the Audit Committee.

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.	The responsibilities of the audit committee are similar to those stipulated by the NYSE rules, but according to the domestic practices, the Company is not required to make an annual performance evaluation of the audit committee and the audit committee is not required to prepare an audit report to be included in the Company’s annual proxy statement.

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

ITEM 18. FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation) (1)

2.1	Specimen Certificate for the H Shares (2)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt (3)

4.1	Form of Director’s Service Agreement (4)

4.2	Form of Non-executive Director’s Service Agreement (5)

4.3	Aircraft Acquisition Agreement entered into by and between the Company and Boeing on February 28, 2012* (6)

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012*(7)

4.5	Aircraft Acquisition Agreement entered into by and between the Company and Airbus S.A.S. on December 5, 2012*(8)

4.6	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on December 17, 2015*

4.7	Aircraft Acquisition Agreement entered into by and between the Company and Boeing on December 17, 2015 *

4.8	Aircraft Acquisition Agreement entered into by and between the Company and Boeing on December 17, 2015 *

4.9	Aircraft Acquisition Agreement entered into by and between the Company and Airbus S.A.S. on December 23, 2015*

4.10	Import and Export Agency Framework Agreement entered into by and between the Company and Southern Airlines (Group) Import and Export Trading Company Limited on January 9, 2014(9)

4.11	Media Services Framework Agreement entered into by and between the Company and Southern Airlines Culture and Media Co., Ltd. on April 19, 2013(10)

4.12	Financial Services Framework Agreement entered into by and between the Company and Southern Airlines Group Finance Company Limited on November 8, 2013(11)

4.13	Passenger and Cargo Sales Agency Services Framework Agreement entered into by and between the Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited on November 8, 2013(12)

4.14	Catering Service Framework Agreement entered into by and between the Company and Shenzhen Air Catering Co., Ltd. on April 19, 2013(13)

4.15	Property Lease Agreement entered into by and between the Company and CSAHC on January 9, 2014(14)

4.16	Land Lease Agreement entered into by and between the Company and CSAHC on January 9, 2014(15)

4.17	Trademark License Agreement entered into by and between the Company and CSAHC on May 22, 1997 (16)

4.18	A Share subscription agreement entered into by and between the Company and CSAHC on June 11, 2012(17)

4.19	Aircraft Acquisition Agreement entered into by and between the Company and Airbus S.A.S. on May 16, 2014*(18)

4.20	English translation of Asset Lease Agreement entered into by and between the Company and CSAHC on December 29, 2014(19)

4.21	English translation of Supplemental Agreement to the Media Services Framework Agreement entered into by and between the Company and Southern Airlines Culture and Media Co., Ltd. on December 29, 2014(20)

4.22	English translation of Property Management Framework Agreement entered into by and between the Company and Guangzhou China Southern Airlines Property Management Company Limited on December 29, 2014(21)

4.23	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. Guangdong Branch on November 21, 2014(22)

4.24	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Sunshine Property and Casualty Insurance Company Limited on November 21, 2014(23)

4.25	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and PICC Property and Casualty Company Limited Guangzhou Branch on November 21, 2014(24)

4.26	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Taiping Pension Co., Ltd. on November 21, 2014(25)

4.27	English translation of Equity Transfer Agreement entered into by and between Xiamen Airlines Company Limited and Hebei Airlines Investment Group Company Limited on October 13, 2014(26)
4.28	English translation of Supplemental Agreement to the financial service framework agreement entered into by and between the Company and Southern Airlines Group Finance Company Limited regarding revising each of the Cap in relation to the Provision of Deposit Services and the annual cap for the Provision of the Loan Services on May 4, 2015

4.29	English translation of Equity Transfer Agreement entered into by and between the Company and Xiamen Jiafa Group Co., Ltd. on July 14, 2015
4.30	English translation of Insurance Business Platform Cooperation Framework Agreement entered into by and between the Company and Southern Airlines Group Finance Company Limited on November 19, 2015
4.31	English translation of Supplemental Agreement to Equity Transfer Agreement entered into by and between the Company and Xiamen Jiafa Group Co., Ltd. on December 8, 2015
4.32	English translation of Catering Service Framework Agreement entered into by and between the Company and Shenzhen Air Catering Co., Ltd. on December 30, 2015
4.33	English translation of Supplemental Agreement to the property lease agreement entered into by and between the Company and CSAHC on August 13, 2015
4.34	English translation of Media Services Framework Agreement entered into by and between the Company and Southern Airlines Culture and Media Co., Ltd. on December 30, 2015

8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (included in Exhibit 4.1)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

15.1	Letter from PwC addressed to SEC dated April 28, 2016

*	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1)	Incorporated by reference to the Exhibit 99.5 to our Form 6-K (File No. 001-14600) filed with the Securities and Exchange Commission on December 27, 2013.

(2)	Incorporated by reference to the Exhibit 2.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-07116), filed with the Securities and Exchange Commission on August 7, 2012.

(4)	Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.

(5)	Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.

(6)	Incorporated by reference to the Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 27, 2012.

(7)	Incorporated by reference to the Exhibit 4.4 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(8)	Incorporated by reference to the Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(9)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(10)	Incorporated by reference to the Exhibit 4.12 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(11)	Incorporated by reference to the Exhibit 4.13 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(12)	Incorporated by reference to the Exhibit 4.14 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(13)	Incorporated by reference to the Exhibit 4.17 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(14)	Incorporated by reference to the Exhibit 4.18 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(15)	Incorporated by reference to the Exhibit 4.19 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(16)	Incorporated by reference to the Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009.

(17)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(18)	Incorporated by reference to the Exhibit 4.23 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.
(19)	Incorporated by reference to the Exhibit 4.24 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.
(20)	Incorporated by reference to the Exhibit 4.25 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.
(21)	Incorporated by reference to the Exhibit 4.26 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.
(22)	Incorporated by reference to the Exhibit 4.27 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.
(23)	Incorporated by reference to the Exhibit 4.28 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.
(24)	Incorporated by reference to the Exhibit 4.29 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(25)	Incorporated by reference to the Exhibit 4.30 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(26)	Incorporated by reference to the Exhibit 4.31 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Tan Wan Geng
Name: Tan Wan Geng
Title: Vice Chairman of the Board of Directors

Date: April 28, 2016

CHINA SOUTHERN AIRLINES COMPANY LIMITED

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Southern Airlines Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flows statement present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, China

April 28, 2016

Consolidated income statements for the years ended December 31, 2015, 2014 and 2013

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

		2015		2014		2013
	Note	RMB million		RMB million		RMB million
Operating revenue
Traffic revenue	5		107,099		104,328		94,684
Other operating revenue	7		4,553		4,256		3,863
Total operating revenue			111,652		108,584		98,547

Operating expenses
Flight operation expenses	8		50,412		58,901		54,010
Maintenance expenses	9		10,407		8,304		7,805
Aircraft and transportation service expenses	10		17,908		16,402		15,091
Promotion and selling expenses	11		6,976		7,841		7,754
General and administrative expenses	12		2,464		2,337		2,470
Depreciation and amortisation	13		11,845		10,828		9,347
Impairment on property, plant and equipment	20		90		215		536
Others			1,390		1,198		1,267
Total operating expenses			101,492		106,026		98,280

Other net income	15		3,278		2,190		1,243

Operating profit			13,438		4,748		1,510

Interest income			253		376		307
Interest expense	16		(2,188)		(2,193)		(1,651)
Share of associates’ results	24		460		261		294
Share of joint ventures’ results	25		108		140		96
Exchange (loss)/gain, net	35(e)		(5,953)		(292)		2,903
Other non-operating income	17		-		26		25
Profit before income tax			6,118		3,066		3,484
Income tax	18		(1,300)		(668)		(734)
Profit for the year			4,818		2,398		2,750

Profit attributable to:
Equity shareholders of the Company	19		3,736		1,777		1,986
Non-controlling interests			1,082		621		764
Profit for the year			4,818		2,398		2,750

Earnings per share attributable to equity shareholders of the Company
Basic and diluted	19	RMB	0.38	RMB	0.18	RMB	0.20

The accompanying notes form part of these financial statements.

Consolidated statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

		2015	2014	2013
	Note	RMB million	RMB million	RMB million
Profit for the year		4,818	2,398	2,750

Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss
- Fair value movement of available-for-sale financial assets	27	-	43	(8)
- Fair value movement of derivative financials instrument	28	13	-	-
- Share of other comprehensive income/(loss) of an associate		(7)	21	(3)
- Deferred tax relating to above items	29	(3)	(11)	2
Total comprehensive income for the year		4,821	2,451	2,741

Total comprehensive income attributable to:
Equity shareholders of the Company		3,742	1,813	1,981
Non-controlling interests		1,079	638	760
Total comprehensive income for the year		4,821	2,451	2,741

The accompanying notes form part of these financial statements.

Consolidated balance sheet at December 31, 2015 and 2014

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

		2015	2014
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	20	142,870	134,453
Construction in progress	21	19,433	19,347
Lease prepayments	22	2,637	2,349
Interest in associates	24	1,995	1,583
Interest in joint ventures	25	1,440	1,338
Other investments in equity securities	26	136	136
Aircraft operating lease deposits		669	651
Available-for-sale financial assets	27	104	104
Derivative financial instruments	28	13	-
Deferred tax assets	29	1,387	966
Other receivables	33	304	300
Other assets	30	888	920
		171,876	162,147
Current assets
Inventories	31	1,606	1,661
Trade receivables	32	2,580	2,683
Other receivables	33	3,720	5,864
Cash and cash equivalents	34	4,560	15,414
Restricted bank deposits		123	438
Prepaid expenses and other current assets		1,191	995
Amounts due from related companies	39	333	486
		14,113	27,541
Current liabilities
Borrowings	35	30,002	20,979
Current portion of obligations under finance leases	36	6,416	5,992
Trade payables	37	2,500	1,657
Sales in advance of carriage		7,131	6,101
Deferred revenue	38	1,029	1,160
Current income tax		66	296
Amounts due to related companies	39	152	458
Accrued expenses	40	13,081	12,122
Other liabilities	41	5,158	5,321
		65,535	54,086

Consolidated balance sheet at December 31, 2015 and 2014 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

		2015	2014
	Note	RMB million	RMB million
Non-current liabilities
Borrowings	35	15,884	42,066
Obligations under finance leases	36	49,408	43,919
Deferred revenue	38	1,806	1,750
Provision for major overhauls	42	1,895	1,623
Provision for early retirement benefits	43	13	25
Deferred benefits and gains	44	886	853
Deferred tax liabilities	29	938	873
		70,830	91,109

Net assets		49,624	44,493

Capital and reserves
Share capital	45	9,818	9,818
Reserves	46	29,227	25,930
Total equity attributable to equity shareholders of the Company		39,045	35,748
Non-controlling interests		10,579	8,745
Total equity		49,624	44,493

The accompanying notes form part of these financial statements.

The financial statements were approved by the Board of Directors on 30 March 2016 and were signed on its behalf.

Consolidated statements of changes in equity

for the years ended December 31, 2015, 2014 and 2013

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share	Share	Fair value	Other	Retained		Non-controlling	Total
	capital	premium	reserves	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Balance at January 1, 2013	9,818	14,131	24	1,226	7,640	32,839	6,895	39,734

Changes in equity for 2013:
Profit for the year	-	-	-	-	1,986	1,986	764	2,750
Other comprehensive income	-	-	(2)	(3)	-	(5)	(4)	(9)
Total comprehensive income	-	-	(2)	(3)	1,986	1,981	760	2,741
Appropriations to reserves	-	-	-	113	(113)	-	-	-
Dividends relating to 2012	-	-	-	-	(491)	(491)	-	(491)
Acquisition of non-controlling interests in a subsidiary	-	-	-	-	-	-	(6)	(6)
Capital injection from the non-controlling shareholder of a Subsidiary	-	-	-	-	-	-	560	560
Distributions to non-controlling interests	-	-	-	-	-	-	(87)	(87)
Balance at December 31, 2013	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451

	Attributable to equity shareholders of the Company
	Share	Share	Fair value	Other	Retained		Non-controlling	Total
	capital	premium	reserves	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Balance at January 1, 2014	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451

Changes in equity for 2014:
Profit for the year	-	-	-	-	1,777	1,777	621	2,398
Other comprehensive income	-	-	22	14	-	36	17	53
Total comprehensive income	-	-	22	14	1,777	1,813	638	2,451
Appropriations to reserves	-	-	-	137	(137)	-	-	-
Dividends relating to 2013(Note 46)	-	-	-	-	(393)	(393)	-	(393)
Capital injection of non-controlling interests in a subsidiary	-	-	-	-	-	-	108	108
Acquisition of non-controlling interests in a subsidiary	-	-	-	(1)	-	(1)	(1)	(2)
Non-controlling interest arising on business combination	-	-	-	-	-	-	6	6
Distributions to non-controlling interests	-	-	-	-	-	-	(128)	(128)
Balance at December 31, 2014	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493

Consolidated statements of changes in equity

for the years ended December 31, 2015, 2014 and 2013 (continued)

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share	Share	Fair value	Other	Retained		Non-controlling	Total
	capital	premium	reserves	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Balance at January 1, 2015	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493

Changes in equity for 2015:
Profit for the year	-	-	-	-	3,736	3,736	1,082	4,818
Other comprehensive income	-	-	11	(5)	-	6	(3)	3
Total comprehensive income	-	-	11	(5)	3,736	3,742	1,079	4,821
Appropriations to reserves	-	-	-	246	(246)	-	-	-
Dividends relating to 2014(note 46)	-	-	-	-	(393)	(393)	-	(393)
Capital injection of non-controlling interests in a subsidiary	-	-	-	-	-	-	1,360	1,360
Acquisition of non-controlling interests in a subsidiary	-	-	-	(52)	-	(52)	(574)	(626)
Distributions to non-controlling interests	-	-	-	-	-	-	(31)	(31)
Balance at December 31, 2015	9,818	14,131	55	1,675	13,366	39,045	10,579	49,624

The accompanying notes form part of these financial statements.

Consolidated cash flow statements for the years ended December 31, 2015, 2014 and 2013

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

		2015	2014	2013
	Note	RMB million	RMB million	RMB million

Operating activities
Cash generated from operating activities	34(b)	27,857	15,826	11,546
Interest received		313	360	220
Interest paid		(2,274)	(1,991)	(1,538)
Income tax paid		(2,162)	(625)	(525)
Net cash generated from operating activities		23,734	13,570	9,703

Investing activities
Acquisition of subsidiaries, net of cash acquired		(69)	(657)	-
Proceeds from disposal of property, plant and equipment and lease prepayments		3,196	1,611	205
Dividends received from associates		67	86	33
Dividends received from a joint venture		6	-	5
Dividends received from other investments in equity securities and available-for-sale financial assets		13	13	14
Acquisition of term deposits and wealth management products		(278)	(3,286)	(8,402)
Proceeds from maturity of term deposits and wealth management products		1,971	1,254	8,481
Interest received on wealth management products		-	-	25
Additions of property, plant and equipment, lease prepayments and other assets		(12,139)	(8,649)	(12,308)
Capital injection into associates and other investment		(40)	-	(72)
Payment for aircraft lease deposits		(123)	(172)	(51)
Refund of aircraft lease deposits		141	87	142
Placement of pledged bank deposits		-	(1,656)	(277)
Withdrawal of pledged bank deposits		324	1,609	-
Net cash used in investing activities		(6,931)	(9,760)	(12,205)

Financing activities
Dividends paid to equity shareholders of the Company		(393)	(393)	(491)
Proceeds from borrowings		34,170	32,488	38,324
Proceeds from ultra-short-term financing bills		8,000	6,000	500
Proceeds from corporate bond		3,000	-	-
Repayment of borrowings		(62,212)	(31,126)	(31,243)
Repayment of principal under finance lease obligations		(8,209)	(4,072)	(2,895)
Repayment of ultra-short-term financing bills		(3,000)	(3,000)	(500)
Capital injection from the non-controlling interests of subsidiaries		1,360	108	560
Dividends paid to non-controlling interests		(23)	(128)	(87)
Payment for purchase of non-controlling interest		(388)	(8)	-
Net cash (used in)/generated from financing activities		(27,695)	(131)	4,168

Net (decrease)/increase in cash and cash equivalents		(10,892)	3,679	1,666
Cash and cash equivalents at January 1		15,414	11,748	10,082
Exchange gain/(loss) on cash and cash equivalents		38	(13)	-
Cash and cash equivalents at December 31		4,560	15,414	11,748

The accompanying notes form part of these financial statements.

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

These consolidated financial statements were approved for issue by the Company’s Board on March 30, 2016.

2	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities are stated at their fair value as explained in the accounting policies set out in Note 2(e) and Note 2(f).

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

As at December 31, 2015, the Group’s current liabilities exceeded its current assets by RMB51,422 million. In preparing the consolidated financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit and believe that adequate funding is available to fulfil the Group’s short-term obligations and capital expenditure requirements.

As at December 31, 2015, he Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB173.7 billion (2014: RMB187.1 billion), of which approximately RMB131.0 billion (2014: RMB126.7 billion) was unutilised. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the Board believes that it is appropriate to prepare the consolidated financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(ii)	New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after January 1, 2015:

•	Amendment to IAS 19 on contributions from employees or third parties to defined benefit plans. The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service, and vary according to the length of employee service, must be spread over the service period using the same attribution method that is applied to the benefits.

•	Amendments from annual improvements to IFRSs – 2010 – 2012 Cycle, on IFRS 8, ‘Operating segments’, IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’ and IAS 24, ‘Related party disclosures.

•	Amendments from annual improvements to IFRSs – 2011 – 2013 Cycle, on IFRS 3, ‘Business combinations’, IFRS 13, ‘Fair value measurement’ and IAS 40, ‘Investment property.

The adoption of the improvements made in the 2010-2012 Cycle has required additional disclosures in the segment note. Other than that, the remaining amendments are not material to the Group.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

(iii)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

•	IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes.

•	Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.

•	IFRS 15, 'Revenue from contracts with customers' deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 'Revenue' and IAS 11 'Construction contracts' and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Group is assessing the impact of IFRS 15.

•	IFRS 16, ‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases', and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2019 and earlier application is permitted subject to the entity adopting IFRS 15 'Revenue from contracts with customers' at the same time. The group is currently assessing the impact of IFRS 16.

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

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

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

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with Notes 2(n) or Note 2(o) depending on the nature of the liability.

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(f)	Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the profit or loss immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i) The effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognized in the profit or loss in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) The ineffective portion of any change in fair value is recognised in the profit or loss immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the profit or loss.

(g)	Investment properties

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(h)	Property, plant and equipment

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

(i)	Impairment of investments in equity securities and receivables

Investments in equity securities and current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at the end of each financial year to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

–	significant financial difficulty of the debtor;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

–	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

–	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognized as follows:

–	For investments in subsidiaries, associates and joint ventures (including those recognized using the equity method (Note 2(c))), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 2(k)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with Note 2(k)(ii).

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Impairment of assets (continued)

(i)	Impairment of investments in equity securities and receivables (continued)

–	For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

–	For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognized.

The amount of the guarantee initially recognized is amortised in income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with (Note 2(q)(ii)) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortisation.

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

3	Accounting estimates and judgements

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

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding provision for early retirement benefits and fair value measurements of financial instruments disclosed in Note 43 and Note 4(g) respectively, the Group believes the following critical accounting policies also involve the most significant judgements and estimates used in the preparation of the financial statements.

(a)	Accounting estimates

(i)	Impairment of trade receivables

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

3	Accounting estimates and judgements (continued)

(a)	Accounting estimates (continued)

(ii)	Impairment of long-lived assets

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

(iii)	Depreciation

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

(iv)	Provision for major overhauls

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

(v)	Frequent flyer revenue

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

(vi)	Provision for consumable spare parts and maintenance materials

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

3	Accounting estimates and judgements (continued)

(a)	Accounting estimates (continued)

(vii)	Income tax

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

(b)	Accounting judgements

(i)	Retirement benefits

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

As at December 31, 2015, the Group’s current liabilities exceeded its current assets by RMB51,422 million. For the year ended December 31, 2015, the Group recorded a net cash inflow from operating activities of RMB23,734 million, a net cash outflow from investing activities of RMB6,931 million and a net cash outflow from financing activities of RMB27,695 million, which in total resulted in a net decrease in cash and cash equivalents of RMB10,892 million

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. As at December 31, 2015, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB173,739 million (2014: RMB187,133 million), of which approximately RMB131,021 million (2014: RMB126,703 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(a)	Liquidity risk (continued)

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending December 31, 2016. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities, which may impact the operations of the Group during the next twelve-month period. The Directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

As at December 31, 2015, the contractual maturities at the end of financial years of the Group’s borrowings and obligations under finance leases are disclosed in Notes 35, 36 respectively.

(b)	Interest rate risk

The interest rates and maturity information of the Group’s borrowings and obligations under finance leases are disclosed in Note 35 and Note 36, respectively. Majority of the Group’s borrowing are at floating interest rates which expose the Group to cash flow interest rate risk. Borrowings at fixed interest rates expose the Group to fair value interest risk. The Group has entered into interest rate swap contracts to mitigate its cash flow and fair value interest rate risk.

Based on the various scenarios, the Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings or obligations under finance leases from floating rates to fixed rates. Generally, the Group raises long-term borrowings or obligations under finance leases at floating rates and swaps them into fixed rates that are lower than those available if the Group borrowed at fixed rates directly. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

At December 31, 2015, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB416 million (2014: RMB569 million; 2013: RMB443 million). Other components of consolidated equity would not be affected (2014 and 2013: Nil) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2014 and 2013.

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

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases (Note 36), borrowings (Note 35) and operating lease commitments (Note 47(b)) are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

The following table indicates the instantaneous change in Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the financial year had changed at that date, assuming all other risk variables remained constant.

	2015		2014		2013
	Appreciation /(depreciation) of Renminbi against foreign currency	Increase /(decrease) on profit after tax and retained profits RMB million	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase /(decrease) on profit after tax and retained profits RMB million	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) on profit after tax and retained profits RMB million

United States
Dollars	1%	453	1%	767	1%	654
	(1)%	(453)	(1)%	(767)	(1)%	(654)

Euro
	1%	38	-	-	-	-
	(1)%	(38)	-	-	-	-

Singapore
Dollars	-	-	2%	6	2%	7
	-	-	(2)%	(6)	(2)%	(7)

Japanese
Yen	10%	135	10%	145	10%	177
	(10)%	(135)	(10)%	(145)	(10)%	(177)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the financial year for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease obligations held by the Group which expose the Group to foreign currency risk at the end of the financial year, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2014 and 2013.

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

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2015, the balance due from BSP agents amounted to RMB1,054 million (2014: RMB990 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management’s expectations. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables is set out in Note 32.

The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB627 million (December 31, 2014: RMB646 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2015, total personal bank loans of RMB454 million (December 31, 2014: RMB486 million), under these guarantees, were drawn down from the banks. During the year, the Group has paid RMB4 million (2014: RMB2 million) to the banks due to the default of payments of certain pilot trainees.

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2014 and 2013:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB2,627 million (2014: RMB3,773 million; 2013: RMB3,554 million). The sensitivity analysis indicates the instantaneous change in the Group’s fuel cost that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

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

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group’s debt ratio was 73% at December 31, 2015 (2014: 77%).

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

–  Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

The following table presents the Group’s financial assets that are measured at fair value at December 31, 2015.

2015	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million

Assets
Available-for-sale equity securities:
-Listed	104	-	-	104
Derivative financial instruments
-Interest rate swap	-	13	-	13
Total	104	13	-	117

2014

Assets
Available-for-sale equity securities:
-Listed	104	-	-	104

During the years ended December 31, 2015 and 2014, there were no significant transfers between instruments in Level 1 and Level 2.

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

(b)	Financial instruments in level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

(ii)	Financial instruments not carried at fair value

(a)	Other investments in equity securities represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably. Accordingly, they are recognized in the consolidated balance sheet at cost less impairment losses.

(b)	All other financial instruments, including amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligation under finance leases are carried at amounts not materially different from their fair values as at December 31, 2015 and December 31, 2014.

5	Traffic revenue

	2015	2014	2013
	RMB million	RMB million	RMB million

Passenger	94,677	84,740	76,687
Cargo and mail	6,122	5,842	4,935
Fuel Surcharge Income	6,300	13,746	13,062
	107,099	104,328	94,684

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

6	Segmental information

(a)	Business segments

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

The segment results of the Group for the year ended December 31, 2015 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	110,067	1,400	-	-	111,467
Inter-segment sales	114	1,528	(1,642)	-	-
Reportable segment revenue	110,181	2,928	(1,642)	-	111,467
Reportable segment profit before taxation	5,480	279	-	582	6,341
Reportable segment profit after taxation	4,199	205	-	582	4,986
Other segment information
Income tax	1,281	74	-	-	1,355
Interest income	244	9	-	-	253
Interest expense	2,156	32	-	-	2,188
Depreciation and amortisation	11,915	97	-	-	12,012
Impairment loss	105	3	-	-	108
Share of associates’ results	-	-	-	462	462
Share of joint ventures’ results	-	-	-	107	107
Non-current assets additions during the year	24,242	98	-	-	24,340

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2014 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	107,790	523	-	-	108,313
Inter-segment sales	-	1,364	(1,364)	-	-
Reportable segment revenue	107,790	1,887	(1,364)	-	108,313
Reportable segment profit before taxation	2,422	257	-	416	3,095
Reportable segment profit after taxation	1,800	202	-	416	2,418
Other segment information
Income tax	622	55	-	-	677
Interest income	369	7	-	-	376
Interest expense	2,155	38	-	-	2,193
Depreciation and amortisation	10,915	88	-	-	11,003
Impairment loss	205	-	-	-	205
Share of associates’ results	-	-	-	263	263
Share of joint ventures’ results	-	-	-	140	140
Non-current assets additions during the year	29,523	98	-	-	29,621

The segment results of the Group for the year ended December 31, 2013 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	97,659	471	-	-	98,130
Inter-segment sales	-	1,147	(1,147)	-	-
Reportable segment revenue	97,659	1,618	(1,147)	-	98,130
Reportable segment profit before taxation	2,796	123	-	431	3,350
Reportable segment profit after taxation	2,118	100	-	431	2,649
Other segment information
Income tax	678	23	-	-	701
Interest income	300	7	-	-	307
Interest expense	1,611	40	-	-	1,651
Depreciation and amortisation	9,425	80	-	-	9,505
Impairment loss	567	1	-	-	568
Share of associates’ results	-	-	-	296	296
Share of joint ventures’ results	-	-	-	96	96
Non-current assets additions during the year	28,780	82	-	-	28,862

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at December 31, 2015 and December 31, 2014 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at December 31, 2015
Reportable segment assets	180,753	2,795	(1,004)	3,706	186,250
Reportable segment liabilities	136,391	1,290	(1,004)	-	136,677
As at December 31, 2014
Reportable segment assets	184,661	2,427	(568)	3,177	189,697
Reportable segment liabilities	144,782	1,209	(568)	-	145,423

* Unallocated assets primarily include investments in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from available-for-sales financial assets and other investments in equity securities.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical segment are analyzed based on the following criteria:

(i)	Traffic revenues from services within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets, excluding Hong Kong, Macau and Taiwan, is classified as international operations revenues.

(ii)	Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2015	2014	2013
	RMB million	RMB million	RMB million

Domestic	82,981	82,764	76,828
International	25,872	22,952	19,053
Hong Kong, Macau and Taiwan	2,614	2,597	2,249
	111,467	108,313	98,130

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement.

		2015	2014	2013
	Note	RMB million	RMB million	RMB million
Revenue

Reportable segment revenues		111,467	108,313	98,130
Reclassification of expired sales in advance of carriage	(i)	459	459	684
Reclassification of sales tax	(ii)	(274)	(188)	(267)
Consolidated revenues		111,652	108,584	98,547

		2015	2014	2013
	Note	RMB million	RMB million	RMB million
Profit before income tax

Reportable segment profit before taxation		6,341	3,095	3,350
Capitalization of exchange difference of specific loans	(iii)	(222)	(28)	133
Government grants	(iv)	1	1	3
Others		(2)	(2)	(2)
Consolidated profit before income tax		6,118	3,066	3,484

		2015	2014
	Note	RMB million	RMB million
Assets
Reportable segment assets		186,250	189,697
Capitalization of exchange difference of specific loans	(iii)	101	323
Government grants	(iv)	(342)	(259)
Others		(20)	(73)
Consolidated total assets		185,989	189,688

		2015	2014
	Note	RMB million	RMB million
Liabilities

Reportable segment liabilities		136,677	145,423
Government grants	(iv)	(312)	(228)
Consolidated total liabilities		136,365	145,195

Notes:

(i)	In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognized as other operating income.

(ii)	In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement. (continued)

(iii)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalized as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognized in income statement unless the exchange difference represents an adjustment to interest.

(iv)	In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of “capital reserve”, are credited to capital reserve. Otherwise, government grants related to assets are recognized as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

7	Other operating revenue

	2015	2014	2013
	RMB million	RMB million	RMB million

Commission income	1,545	1,335	1,040
Expired sales in advance of carriage	459	459	684
Hotel and tour operation income	621	508	565
General aviation income	490	576	484
Ground services income	345	293	349
Air catering income	239	272	226
Cargo handling income	230	236	176
Rental income	182	156	137
Others	442	421	202
	4,553	4,256	3,863

8	Flight operation expenses

	2015	2014	2013
	RMB million	RMB million	RMB million

Jet fuel costs	26,274	37,728	35,538
Flight personnel payroll and welfare	8,070	6,803	5,799
Aircraft operating lease charges	6,153	5,383	4,767
Air catering expenses	2,680	2,497	2,295
Civil Aviation Development Fund	2,482	2,279	2,036
Training expenses	1,003	1,003	784
Aircraft insurance	168	202	194
Others	3,582	3,006	2,597
	50,412	58,901	54,010

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

9	Maintenance expenses

	2015	2014	2013
	RMB million	RMB million	RMB million

Aviation repair and maintenance charges	7,396	5,525	5,334
Staff payroll and welfare	2,131	1,966	1,712
Maintenance materials	880	813	759
	10,407	8,304	7,805

10	Aircraft and transportation service expenses

	2015	2014	2013
	RMB million	RMB million	RMB million

Landing and navigation fees	11,510	10,496	9,510
Ground service and other charges	6,398	5,906	5,581
	17,908	16,402	15,091

11	Promotion and selling expenses

	2015	2014	2013
	RMB million	RMB million	RMB million

Sales commissions	3,150	4,263	4,356
Ticket office expenses	2,605	2,465	2,303
Computer reservation services	605	542	526
Advertising and promotion	122	116	118
Others	494	455	451
	6,976	7,841	7,754

12	General and administrative expenses

	2015	2014	2013
	RMB million	RMB million	RMB million

General corporate expenses	2,325	2,195	2,334
Auditors’ remuneration	15	18	16
- Audit services	15	18	16
- Non-audit services	-	-	-
Other taxes and levies	124	124	120
	2,464	2,337	2,470

13	Depreciation and amortisation

	2015	2014	2013
	RMB million	RMB million	RMB million

Depreciation
– Owned assets	7,082	8,021	6,861
– Assets acquired under finance leases	4,684	2,768	2,477
Amortisation of deferred benefits and gains	(148)	(156)	(146)
Other amortisation	227	195	155
	11,845	10,828	9,347

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

14	Staff costs

	2015	2014	2013
	RMB million	RMB million	RMB million

Salaries, wages and welfare	16,636	14,667	12,938
Contribution to retirement schemes	1,726	1,554	1,324
Other retirement welfare subsidy	177	167	175
Early retirement benefits (Note 43)	3	7	12
	18,542	16,395	14,449

Staff costs relating to flight operations and maintenance are also included in the respective total amounts disclosed separately in Note 8 to Note 9 above.

Details of staff costs arising from cash-settled share appreciation rights are disclosed in Note 49(c). Such costs have been included in “salaries, wages and welfare” above.

15	Other net income

	2015	2014	2013
	RMB million	RMB million	RMB million

Government grants (Note)	2,331	1,700	1,155
Gain/ (losses) on disposal of property, plant and equipment, net
– Aircraft and spare engines	414	344	(8)
– Other property, plant and equipment	(102)	(77)	(70)
Others	635	223	166
	3,278	2,190	1,243

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located. The government grants are recognized when fulfilling the requirements and when cash is received.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognized during the year ended December 31, 2015.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

16	Interest expense

	2015	2014	2013
	RMB million	RMB million	RMB million

Interest on borrowings	1,320	1,628	1,275
Interest relating to obligations under finance leases	1,248	978	692
Interest relating to provision for early retirement benefits(Note 43)	2	4	5
Less: interest expense capitalized (Note)	(382)	(417)	(321)
	2,188	2,193	1,651

Note:

The weighted average interest rate used for interest capitalisation was 2.77% per annum in 2015 (2014: 2.37%; 2013: 2.50%).

17	Other non-operating income

	2015	2014	2013
	RMB million	RMB million	RMB million

Interest income on wealth management products	-	-	25
Gain recognized on acquisition of a subsidiary	-	26	-
	-	26	25

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

18	Income tax

(a)	Income tax expense in the consolidated income statement

	2015	2014	2013
	RMB million	RMB million	RMB million

PRC income tax
– Provision for the year	1,700	430	705
– Over-provision in prior year	(41)	(29)	(31)
	1,659	401	674
Deferred tax (Note 29)
Origination and reversal of temporary differences	(359)	267	60

Tax expense	1,300	668	734

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

Under the Corporate Income Tax Law of the PRC, the Company and majority of its subsidiaries are subject to PRC income tax at 25% (2014: 25%). Certain subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located.

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2015	2014	2013
	RMB million	RMB million	RMB million

Profit before taxation	6,118	3,066	3,484

Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note)	1,482	738	863

Adjustments for tax effect of:
Non-deductible expenses	3	11	19
Share of results of associates and joint ventures	(144)	(104)	(108)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognized	23	63	32
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognized in prior years	(18)	(11)	(41)
Over-provision in prior year	(41)	(29)	(31)
Others	(5)	-	-
Tax expense	1,300	668	734

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

18	Income tax (continued)

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates (continued)

Note:

The headquarters of the Company and its branches are taxed at rate at 25% (2014 and 2013: 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2014 and 2013: 15% to 25%).

19	Earnings per share

The calculation of basic earnings per share for the year ended December 31, 2015 is based on the profit attributable to equity shareholders of the Company of RMB3,736 million (2014: RMB1,777 million; 2013: RMB1,986 million) and the weighted average of 9,817,567,000 shares in issue during the year (2014 and 2013: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the year ended December 31, 2015 and 2014.

20	Property, plant and equipment, net

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At January 1, 2014	681	8,672	88,864	58,318	17,477	5,346	179,358
Additions	-	151	726	8,521	821	608	10,827
Transfer from construction in progress (Note 21)	1	444	382	11,546	957	133	13,463
Transfer to buildings upon cease of lease intention	(99)	99	-	-	-	-	-
Transfer to lease prepayments upon cease of lease intention	(21)	-	-	-	-	-	(21)
Transfer to investment properties upon lease out	84	(84)	-	-	-	-	-
Acquisition of a subsidiary	-	-	539	1,931	261	23	2,754
Disposals	-	(77)	(5,390)	(443)	(946)	(227)	(7,083)
At December 31, 2014	646	9,205	85,121	79,873	18,570	5,883	199,298

At January 1, 2015	646	9,205	85,121	79,873	18,570	5,883	199,298
Additions	-	138	1,564	5,901	660	353	8,616
Transfer from construction in progress (Note 21)	-	849	1,777	8,174	896	103	11,799
Transfer from lease prepayments	6	-	-	-	-	-	6
Transfer to buildings upon cease of lease intention	(8)	8	-	-	-	-	-
Transfer to investment properties upon lease out	88	(88)	-	-	-	-	-
Reclassification on exercise of purchase option	-	-	6,700	(6,700)	-	-	-
Disposals	(2)	(38)	(1,454)	(416)	(1,156)	(230)	(3,296)
At December 31, 2015	730	10,074	93,708	86,832	18,970	6,109	216,423

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

20	Property, plant and equipment, net (continued)

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At January 1, 2014	173	2,794	32,812	10,240	10,216	3,346	59,581
Depreciation charge for the year	21	292	6,095	2,768	1,063	550	10,789
Transfer to buildings upon cease of lease intention	(22)	22	-	-	-	-	-
Transfer to lease prepayments upon cease of lease intention	(4)	-	-	-	-	-	(4)
Transfer to investment properties upon lease out	19	(19)	-	-	-	-	-
Disposals	-	(61)	(3,966)	(429)	(701)	(211)	(5,368)
Provision for impairment loss (Note 20(d))	-	-	176	-	39	-	215
Impairment losses written off on disposal (Note 20(c))	-	-	(317)	-	(51)	-	(368)
At December 31, 2014	187	3,028	34,800	12,579	10,566	3,685	64,845

At January 1, 2015	187	3,028	34,800	12,579	10,566	3,685	64,845
Depreciation charge for the year	19	351	5,089	4,684	1,104	519	11,766
Transfer to buildings upon cease of lease intention	(2)	2	-	-	-	-	-
Transfer to investment properties upon lease out	18	(18)	-	-	-	-	-
Transfer from lease prepayments	2	-	-	-	-	-	2
Reclassification on exercise of purchase options	-	-	2,301	(2,301)	-	-	-
Disposals	(1)	(14)	(1,315)	(416)	(1,087)	(191)	(3,024)
Provision for impairment loss (Note 20(d))	-	-	15	40	35	-	90
Impairment losses written off on disposal (Note 20(c))	-	-	(108)	-	(18)	-	(126)
At December 31, 2015	223	3,349	40,782	14,586	10,600	4,013	73,553

Net book value
At December 31, 2015	507	6,725	52,926	72,246	8,370	2,096	142,870
At December 31, 2014	459	6,177	50,321	67,294	8,004	2,198	134,453

(a)	As at December 31, 2015, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB1,570 million and RMB125 million respectively (2014: RMB1,623 million and RMB108 million respectively).

(b)	As at December 31, 2015, certain aircraft and other flight equipment of the Group with an aggregate carrying value of approximately RMB88,060 million (2014: RMB99,119 million) were mortgaged under certain loans or certain lease agreements (Notes 35 and 36).

(c)	During the year ended December 31, 2015, 2 Boeing 757-200 aircraft against which impairment provision had been provided in previous years were disposed of and the impairment provision of RMB108 million for these aircraft was written of on disposal.

(d)	As at December 31, 2015, the Group reviewed the recoverable amounts of the aircrafts and related assets and made an additional impairment provision of RMB55 million for 5 EMB 145 aircraft and 2 EMB 190 aircraft against which impairment provision had been provided in previous years. The estimates of recoverable amounts were based on the greater of the assets’ fair value less costs to sell and the value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

20	Property, plant and equipment, net (continued)

(e)	As at December 31, 2015 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Guangxi, Hunan, Beijing, Shanghai, Zhuhai, Shenzhen, Shenyang, Xi’an, Xinjiang, Henan, Chengdu, Guizhou, Hainan, Hubei, Sanya and Shantou, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2015, carrying value of such properties of the Group amounted to RMB3,615 million (2014: RMB3,572 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(f)	The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB182 million (2014: RMB156 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and property, plant and equipment, upon the intention of commencement or cease of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2015	2014
	RMB million	RMB million

Within 1 year	53	54
After 1 year but within 5 years	77	72
After 5 years	20	11
	150	137

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

21	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million

At January 1, 2014	16,413	1,046	17,459
Additions	13,742	1,342	15,084
Acquisition of a subsidiary	484	2	486
Transferred to property, plant and equipment (Note 20)	(12,885)	(578)	(13,463)
Transfer to lease prepayments and other assets upon completion of development	-	(219)	(219)
At December 31, 2014	17,754	1,593	19,347

At January 1, 2015	17,754	1,593	19,347
Additions	13,671	1,287	14,958
Transferred to property, plant and equipment (Note 20)	(10,787)	(1,012)	(11,799)
Transferred to lease prepayments and other assets upon completion of development	-	(123)	(123)
Disposals	(2,938)	(12)	(2,950)
At December 31, 2015	17,700	1,733	19,433

22	Lease prepayments

Lease prepayments relate to the Group’s land use rights. In 2015, the amount of amortisation charged to consolidated income statement was RMB64 million (2014: RMB61 million; 2013: RMB58 million).

A majority of the Group’s properties are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at December 31, 2015 and up to the date of approval of these financial statements, the Group is in the process of applying for certain land use right certificates. As at December 31, 2015, carrying value of such land use rights of the Group amounted to RMB1,359 million (2014: RMB1,038 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land use rights referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity

Henan Airlines Company Limited (“China Southern Henan Airlines”) (i)&(ii)	PRC	RMB6,000,000,000	60%	Airline transportation
Xiamen Airlines Company Limited (“Xiaman Airlines”) (ii)&(v)	PRC	RMB5,000,000,000	55%	Airline transportation
Chongqing Airlines Company Limited (ii)	PRC	RMB1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (ii)	PRC	RMB280,000,000	60%	Airline transportation
Xinjiang Civil Aviation Property Management Limited (ii)	PRC	RMB251,332,832	51.84%	Property management
Zhuhai Airlines Company Limited (ii)	PRC	RMB250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited (“Guizhou Airlines”) (ii)	PRC	RMB650,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (iii)	PRC	RMB120,000,000	55%	Air catering
Guangzhou Baiyun International Logistic Company Limited (ii)	PRC	RMB50,000,000	61%	Logistics operations
Beijing Southern Airlines Ground Services Company Limited (ii)	PRC	RMB18,000,000	100%	Airport ground services
China Southern Airlines Group Air Catering Company Limited (ii)	PRC	RMB10,200,000	100%	Air catering
Nan Lung International Freight Limited	Hong Kong	HKD3,270,000	51%	Freight services

(i)	Pursuant to an agreement entered into in 2014 by the equity holders of China Southern Henan Airlines, a subsidiary of the Company, the equity holders of China Southern Henan Airlines agreed to further inject capital of RMB 2.8 billion into the company based on their equity percentage. The Company’s capital injection of RMB1.68 billion comprises of RMB1.33 billion in cash and RMB0.35 billion in the form of property, plant and equipment and lease prepayments. The non-controlling shareholder’s capital injection of RMB1.12 billion is in the form of cash contribution. As at 31 December 2015, the above capital injection was fully completed.

(ii)	These subsidiaries are PRC limited liability companies.

(iii)	This subsidiary is a Sino-foreign equity joint venture company established in the PRC.

(iv)	Certain subsidiaries of the Group are PRC joint ventures which have limited terms pursuant to the PRC law.

(v)	The Company held 51% equity interests in Xiamen Airlines since its incorporation. In December 2015, the Company acquired additional 4% equity interests in Xiamen Airlines from its non-controlling shareholders at a consideration of RMB 626 million.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(a)	Material non-controlling interests

As at 31 December 2015, the balance of total non-controlling interests is RMB10,579 million, of which RMB6,706 million is for Xiamen Airlines. The rest of non-controlling interests are not material.

Set out below are the summarised financial information for Xiamen Airlines that has non-controlling interests that are material to the Group.

Summarised balance sheet

	Xiamen Airlines
	2015	2014
	RMB million	RMB million

Current
Assets	2,435	6,397
Liabilities	(12,148)	(8,527)
Total current net liabilities	(9,713)	(2,130)

Non-current
Assets	35,628	32,883
Liabilities	(11,336)	(17,579)
Total non-current net assets	24,292	15,304

Net assets	14,579	13,174

Summarised statement of comprehensive income

	Xiamen Airlines
	2015	2014	2013
	RMB million	RMB million	RMB million

Revenue	19,915	17,831	16,598

Profit before income tax	1,576	993	1,750
Income tax expense	(406)	(238)	(438)

Post-tax profit from continuing operations	1,170	755	1,312
Other comprehensive (loss)/income	(5)	32	(8)

Total comprehensive income	1,165	787	1,304

Dividends paid to non-controlling interests	-	3	74

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(a)	Material non-controlling interests (continued)

Summarised cash flows

	Xiamen Airlines
	2015	2014	2013
	RMB million	RMB million	RMB million

Cash generated from operating activities
Cash generated from operations	5,035	2,660	3,152
Interest received	162	140	86
Interest paid	(312)	(377)	(209)
Income tax paid	(473)	(180)	(477)

Net cash generated from operating activities	4,412	2,243	2,552
Net cash used in investing activities	(3,521)	(4,866)	(4,171)
Net cash (used in)/generated from financing activities	(3,296)	1,850	1,833

Net (decrease)/increase in cash and cash equivalents	(2,405)	(773)	214
Cash and cash equivalents at beginning of year	3,036	3,809	3,595
Exchange gain on cash and cash equivalents	13	-	-
Cash and cash equivalents at end of year	644	3,036	3,809

The information above is the amount before inter-company eliminations.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

24	Interest in associates

	2015	2014
	RMB million	RMB million

Share of net assets	1,995	1,583

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as of December 31, 2015 are as follows:

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

The Group has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2015	2014	2013
	RMB million	RMB million	RMB million

Aggregate carrying amount of individually immaterial associates	1,995	1,583	1,305
Aggregate amounts of the Group’s share of:
Profit from continuing activities	460	261	294
Other comprehensive (loss)/income	(7)	21	(3)
Total comprehensive income	453	282	291

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

25	Interest in joint ventures

	2015	2014
	RMB million	RMB million

Share of net assets	1,440	1,338

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as of December 31, 2015 are as follows:

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

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as following:

	2015	2014	2013
	RMB million	RMB million	RMB million

Aggregate carrying amount of individually immaterial joint venture	1,440	1,338	1,197
Aggregate amounts of the Group’s share of:
Profit from continuing activities	108	140	96
Total comprehensive income	108	140	96

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

26	Other investments in equity securities

	2015	2014
	RMB million	RMB million

Unlisted equity securities, at cost	136	136

Dividend income from unlisted equity securities of the Group amounted to RMB10 million during the year ended December 31, 2015 (2014: RMB10 million; 2013: RMB11 million).

27	Available-for-sale financial assets

	2015	2014
	RMB million	RMB million

Available-for-sale financial assets
- Listed in the PRC	104	104
Quoted market value of listed securities	104	104

Dividend income from listed securities of the Group amounted to RMB3 million during the year ended December 31, 2015 (2014: RMB3 million, 2013: RMB3 million).

28	Derivative financial instruments

	2015	2014
	RMB million	RMB million

Interest rate swaps	13	-

The Group uses interest rate swap to mitigate the risk of changes in market interest rates. At December 31, 2015, the fixed interest rates vary from 1.64% to 1.72%, and the main floating rates are LIBOR. As at December 31, 2015, the notional principal of the outstanding interest rate swap contracts at December 31, 2015 amounted to USD581 million.

29	Deferred tax assets/(liabilities)

(a)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2015	2014
	RMB million	RMB million

Deferred tax assets
– Deferred tax asset to be utilized after 12 months	525	390
– Deferred tax asset to be utilized within 12 months	862	576
	1,387	966

Deferred tax liabilities
– Deferred tax liability to be realized after 12 months	(938)	(873)
Net deferred tax assets	449	93

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets/(liabilities) (continued)

(b)	Movements of net deferred tax assets are as follows:

	At the beginning of the year	(Charged)/ credited to income statement	Charged to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2015
Deferred tax assets:
Accrued expenses	561	190	-	751
Provision for major overhauls	296	176	-	472
Deferred revenue	76	6	-	82
Provision for impairment losses	235	(34)	-	201
Others	82	(20)	-	62
	1,250	318	-	1,568

Deferred tax liabilities:
Provision for major overhauls	(363)	(21)	-	(384)
Depreciation allowances under tax in excess of the related depreciation under accounting	(689)	2	-	(687)
Change in fair value of derivative financial instruments	-	-	(3)	(3)
Change in fair value of available-for-sale equity securities	(20)	-	-	(20)
Others	(85)	60	-	(25)
	(1,157)	41	(3)	(1,119)

Net deferred tax assets	93	359	(3)	449

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets/(liabilities) (continued)

(b)	Movements of net deferred tax assets are as follows: (continued)

	At the beginning of the year	(Charged)/ credited to income statement	Charged to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2014
Deferred tax assets:
Accrued expenses	847	(286)	-	561
Provision for major overhauls	173	123	-	296
Deferred revenue	75	1	-	76
Provision for impairment losses	393	(158)	-	235
Others	69	13	-	82
	1,557	(307)	-	1,250

Deferred tax liabilities:
Provision for major overhauls	(363)	-	-	(363)
Depreciation allowances under tax in excess of the related depreciation under accounting	(707)	18	-	(689)
Change in fair value of available-for-sale equity securities	(9)	-	(11)	(20)
Others	(107)	22	-	(85)
	(1,186)	40	(11)	(1,157)

Net deferred tax assets	371	(267)	(11)	93

(c)	Deferred tax assets not recognized

At December 31, 2015, the Group’s deductible temporary differences amounting to RMB371 million (2014: RMB272 million) have not been recognized as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. At December 31, 2015, the Group’s unused tax losses of RMB843 million (2014: RMB970 million) have not been recognized as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilized will be available before they expire. The expiry dates of unrecognized unused tax losses are analyzed as follows:

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets/(liabilities) (continued)

(c)	Deferred tax assets not recognized (continued)

	2015	2014
	RMB million	RMB million

Expiring in:
2015	-	95
2016	230	230
2017	200	201
2018	214	250
2019	194	194
2020	5	-
	843	970

30	Other assets

	Prepayment for exclusive use right of an airport terminal	Software	Leasehold improvement	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At January 1, 2014	260	174	91	64	589
Additions	-	18	37	8	63
Acquisition of a subsidiary	-	5	-	290	295
Transferred from construction in progress	-	63	45	-	108
Disposal	-	(1)	-	-	(1)
Amortization for the year	(10)	(72)	(36)	(16)	(134)
At December 31, 2014	250	187	137	346	920

At January 1, 2015	250	187	137	346	920
Additions	-	29	3	7	39
Transferred from construction in progress	-	106	17	-	123
Disposal	-	-	-	(31)	(31)
Amortization for the year	(10)	(75)	(39)	(39)	(163)
At December 31, 2015	240	247	118	283	888

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

31	Inventories

	2015	2014
	RMB million	RMB million

Consumable spare parts and maintenance materials	1,519	1,587
Other supplies	197	178
	1,716	1,765

Less: impairment	(110)	(104)

	1,606	1,661

Impairment of inventory is shown as below:

	2015	2014
	RMB million	RMB million

At January 1	104	305
Provision for impairment of inventories	13	-
Provision for impairment written back	-	(22)
Provision written off in relation to disposal of inventories	(7)	(179)
At December 31	110	104

32	Trade receivables

	2015	2014
	RMB million	RMB million

Trade receivables	2,613	2,716
Less: bad-debt provision	(33)	(33)
	2,580	2,683

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	2015	2014
	RMB million	RMB million

Within 1 month	2,157	2,133
More than 1 month but less than 3 months	383	535
More than 3 months but less than 12 months	30	25
More than 1 year	43	23
	2,613	2,716
Less: bad-debt provision	(33)	(33)
	2,580	2,683

All of the trade receivables are expected to be recovered within one year.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

32	Trade receivables (continued)

(b)	Impairment of trade receivables

(i)	Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(k)).

The movements in the allowance for doubtful debts during the year are as follows:

	2015	2014
	RMB million	RMB million

At January 1	33	27
Impairment loss recognized	4	12
Impairment loss written back	-	(2)
Uncollectible amounts written off	(4)	(4)
At December 31	33	33

(ii)	As of December 31, 2015, trade receivables of RMB47 million (2014: RMB5 million) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered.

The ageing analysis of these trade receivables is as follows:

	2015	2014
	RMB million	RMB million

3 to 12 months	19	5
Over 12 months	28	-
	47	5

(iii)	As of December 31, 2015, trade receivables of RMB48 million (2014: RMB43 million) were impaired. The amount of the provision was RMB33 million as of December 31, 2015 (2014: RMB33 million). The individually impaired receivables mainly relate to customers, which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	2015	2014
	RMB million	RMB million

3 to 12 months	30	20
Over 12 months	18	23
	48	43

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

32	Trade receivables (continued)

(c)	Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2015	2014
	RMB million	RMB million

Neither past due nor impaired	2,518	2,668

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

(d)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2015	2014
	RMB million	RMB million

Renminbi	2,016	2,231
US dollar	218	118
Euro	129	134
Australian dollar	49	36
Taiwan dollar	33	30
UK pound	28	38
Other currencies	140	129
	2,613	2,716

As at December 31, 2015, the fair value of trade receivables approximate its carrying amount.

33	Other receivables

	2015	2014
	RMB million	RMB million

VAT recoverable	1,596	1,562
Rebate receivables on aircraft acquisitions	901	1,018
Term deposit (Note)	761	2,454
Deposits for aircraft purchase	-	239
Interest receivables	66	126
Other rental deposits	119	73
Others	583	695

Subtotal	4,026	6,167
Less: impairment	(2)	(3)
	4,024	6,164
Less: non-current portion of term deposit recognized as non-current assets (Note)	(304)	(300)
Current portion of other receivables	3,720	5,864

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

33	Other receivables (continued)

Note:

As at December 31, 2015, the balance represents the term deposit amounting to RMB761 million at bank with maturity over 3 months (2014: RMB2,454 million). Term deposit with maturity over 1 years amounting to RMB304 million is classified as non-current asset(2014: RMB300 million). The weighted average annualized interest rate of term deposits as of December 31, 2015 is 3.26% (2014: 3.06%).

As at December 31, 2015, the fair value of other receivables approximates its carrying amount.

34	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2015	2014
	RMB million	RMB million

Deposits in banks and other financial institution	98	4,445
Cash at bank and in hand	4,462	10,969
Cash and cash equivalents in the statement of balance sheet	4,560	15,414

As at December 31, 2015, the Group’s deposits with SA Finance, this is a qualified financial institution amounted to RMB2,934 million (2014: RMB4,264 million) (Note 48(d)(ii)).

As at December 31, 2015, the fair value of cash and cash equivalents approximate its carrying amount.

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2015	2014
	RMB million	RMB million

Renminbi	3,756	13,649
US dollar	587	1,296
Euro	69	136
Japanese Yen	15	5
Hong Kong Dollars	12	60
Others	121	268
	4,560	15,414

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(b)	Reconciliation of profit before income tax to cash generated from operating activities:

		2015	2014	2013
	Note	RMB million	RMB million	RMB million

Profit before income tax		6,118	3,066	3,484
Depreciation charges	13	11,766	10,789	9,338
Other amortisation	13	227	195	155
Amortisation of deferred benefits and gains	13	(148)	(156)	(146)
Impairment losses on property, plant, equipment	21	90	215	536
Share of profits of associates	24	(460)	(261)	(294)
Share of profits of joint ventures	25	(108)	(140)	(96)
(Gain)/losses on sale of property, plant and equipment, net and lease prepayments	15	(312)	(267)	78
Other non-operating income	17	-	(26)	(25)
Interest income		(253)	(376)	(307)
Interest expense	16	2,188	2,193	1,651
Dividend income from other investments in equity securities and available-for-sale financial assets	26 & 27	(13)	(13)	(14)
Exchange losses/(gain), net		5,516	292	(2,903)
Decrease in inventories		55	15	61
Decrease/(increase) in trade receivables		103	(391)	(321)
Decrease/(increase) in other receivables		418	108	(959)
Increase in prepaid expenses and other current assets		(184)	(203)	(205)
(Decrease)/increase in net amounts due to related companies		(153)	(154)	118
Increase/(decrease) in trade payables		843	45	(418)
Increase in sales in advance of carriage		1,030	261	961
Increase in accrued expenses		695	308	648
(Decrease)/increase in other liabilities		(277)	369	200
(Decrease)/increase in deferred revenue		(75)	(410)	463
Increase/(decrease) in provision for major overhauls		630	244	(421)
Decrease in provision for early retirement benefits		(20)	(28)	(31)
Increase/(decrease) in deferred benefits and gains		181	151	(7)
Cash generated from operating activities		27,857	15,826	11,546

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

35	Borrowings

(a)	As at December 31, 2015, borrowings are analyzed as follows:

	2015	2014
	RMB million	RMB million

Non-current
Long-term bank borrowings
– secured(Note (i)(iii))	7,819	19,846
– unsecured	5,065	22,220
	12,884	42,066
Corporate Bond
–unsecured(Note (iv))	3,000	-
	15,884	42,066
Current
Current portion of long-term bank borrowings
– secured(Note (i)(ii)(iii))	1,696	3,834
– unsecured	823	6,902
Short-term bank borrowings
– secured(Note (ii))	-	232
– unsecured	19,483	7,011
Ultra short-term financing bills
– unsecured(Note (v))	8,000	3,000
	30,002	20,979

Total borrowings	45,886	63,045

The borrowings are repayable:
Within one year	30,002	20,979
In the second year	6,774	17,226
In the third to fifth year inclusive	8,381	19,991
After the fifth year	729	4,849
Total borrowings	45,886	63,045

Notes:

(i)	As at December 31, 2015, borrowings of the Group totalling RMB9,100 million (2014: RMB22,946 million) were secured by mortgages over certain of the Group’s aircraft and other flight equipment with aggregate carrying amounts of RMB15,814 million (2014: RMB31,825 million).

(ii)	As at December 31, 2015, none of the borrowings of the Group (2014: RMB532 million) were secured by pledged bank deposits (2014: RMB324 million).

(iii)	As at December 31, 2015, borrowings of the Group amounting to RMB415 million (2014: RMB434 million) was secured by land use rights of RMB66 million (2014: RMB68 million) and investment property of RMB50 million(2014: RMB51 million).
(iv)	The Group issued corporate bonds with aggregate nominal value of RMB 3,000 million on 20 November 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

35	Borrowings (continued)

(a)	As at December 31, 2015, borrowings are analyzed as follows: (continued)

(v)

The Group issued the first tranche of Ultra-short-term Financing Bills for the year 2015 with an amount of RMB 3,000 million on 19 November 2015 at a bond rate of 3.20%, with a maturity period of 270 days.

The Group issued the second tranche of Ultra-short-term Financing Bills for the year 2015 with an amount of RMB 2,000 million on 24 November 2015 at a bond rate of 3.04%, with a maturity period of 180 days.

The Group issued the third tranche of Ultra-short-term Financing Bills for the year 2015 with an amount of RMB 3,000 million on 30 November 2015 at a bond rate of 3.16%, with a maturity period of 268 days.

(b)	As at December 31, 2015, the Group’s weighted average interest rates on short-term borrowings were 3.66% per annum (2014: 3.30% per annum).

(c)	Details of borrowings with original maturity over one year are as follows:

	2015	2014
	RMB million	RMB million

Renminbi denominated loans
Fixed interest rate at 1.20% per annum as at December 31, 2015, with maturities through 2027	20	226
Corporate Bond - Fixed bond rate at 3.63%	3,000	-
Floating interest rates 90%, 95%, 100% of benchmark interest rate (stipulated by PBOC) as at December 31, 2015, with maturities through 2022	783	570

United States Dollars denominated loans
Fixed interest rates ranging from 1.89% to 3.30% per annum as at December 31, 2014	-	927
Floating interest rates ranging from one-month LIBOR + 1.20% to one-month LIBOR + 2.20% per annum as at December 31, 2015, with maturities through 2021	1,097	1,832
Floating interest rates ranging from three-month LIBOR + 0.59% to three-month LIBOR + 2.80% per annum as at December 31, 2015, with maturities through 2024	10,327	38,546
Floating interest rates at six-month LIBOR + 0.45% to six-month LIBOR + 2.55% per annum as at December 31, 2015, with maturities through 2022	3,176	10,701
	18,403	52,802
Less: loans due within one year classified as current liabilities	(2,519)	(10,736)
	15,884	42,066

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

35	Borrowings (continued)

(d)	The remaining contractual maturities at the end of the financial year of the Group’s borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial year) and the earliest date the Group can be required to pay, are as follows:

	2015	2014
	RMB million	RMB million

Contractual undiscounted cash flows

Within 1 year	30,789	22,293
After 1 year but within 2 years	7,110	18,098
After 2 years but within 5 years	8,700	20,758
After 5 years	744	5,040

	47,343	66,189

(e)	The carrying amounts of the borrowings are denominated in the following currencies:

	2015	2014
	RMB million	RMB million

Renminbi	30,145	4,444
US Dollars	15,110	58,601
Euro	631	-
	45,886	63,045

The Group has significant borrowings balances as well as obligations under finance leases (Note 36) which are denominated in US dollars as at December 31, 2015. The net exchange loss of RMB5,953 million (2014: net exchange loss of RMB292 million; 2013: net exchange gain RMB2,903 million) recorded by the Group was mainly attributable to the exchange loss/gain arising from translation of borrowings balances and finance lease obligations denominated in US dollars.

(f)	As at December 31, 2015, loans to the Group from SA finance amounted to RMB105 million (2014: RMB105 million) (Note 48(d)(i)).

(g)	As at December 31, 2015, the fair value of borrowings approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

36	Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2016 to 2027. The Group has made careful assessment on the classification of leased aircraft pursuant to IAS 17 and believes all leased aircraft classified as finance lease meet one or more of the criteria as set out in IAS 17 that would lead to a lease being classified as a finance lease (i.e. the lease transfers ownership of the asset to the lessee by the end of the lease term; the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised; at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset).

As at December 31, 2015, future payments under these finance leases are as follows:

	2015			2014
	Present value of the minimum lease payments	Total minimum lease payments	Future interest	Present value of the minimum lease payments	Total minimum lease payments	Interest
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Within 1 year	6,416	7,864	1,448	5,992	7,312	1,320
After 1 year but within 2 years	7,369	8,613	1,244	5,487	6,643	1,156
After 2 years but within 5 years	16,818	19,515	2,697	15,781	18,277	2,496
After 5 years	25,221	26,731	1,510	22,651	24,345	1,694

	55,824	62,723	6,899	49,911	56,577	6,666
Less: balance due within one year classified as current liabilities	(6,416)			(5,992)

	49,408			43,919

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

36	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2015	2014
	RMB million	RMB million

United States Dollars denominated obligations
Fixed interest rates ranging from 2.09% to 6.01% per annum as at December 31, 2015	9,570	4,176

Floating interest rates ranging from three-month LIBOR + 0.18% to three-month LIBOR + 3.30% per annum as at December 31, 2015	21,168	25,819

Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at December 31, 2015	16,744	16,797

Singapore Dollars denominated obligations
Floating interest rate at six-month SIBOR + 1.44% per annum as at December 31, 2015	368	418

Japanese Yen denominated obligations
Floating interest rate at three-month TIBOR + 0.75% to three-month LIBOR + 1.90% per annum as at December 31, 2015	1,524	1,610

Floating interest rate at six-month TIBOR + 3.00% per annum as at December 31, 2015	325	331

Renminbi denominated obligations
Floating interest rate at 130 % of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at December 31, 2015	369	438

Floating interest rate at 100 % of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at December 31, 2015	242	322

Floating interest rate at 95 % of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at December 31, 2015	435	-

Floating interest rate at three-month CHN HIBOR + 0.38%	551	-

Euro denominated obligations
Floating interest rate ranging from three-month EURIBOR + 0.32% to three-month EURIBOR + 2.70% per annum as at December 31, 2015	2,951	-

Floating interest rate ranging from six-month EURIBOR + 1.45% to six-month EURIBOR + 1.80% per annum as at December 31, 2015	1,577	-

	55,824	49,911

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

36	Obligations under finance leases (continued)

Charges over the assets concerned and relevant insurance policies are provided to the lessors as collateral and security. As at December 31, 2015, certain of the Group’s aircraft with carrying amounts of RMB72,246 million (2014: RMB67,294 million) secured finance lease obligations totaling RMB55,824 million (2014: RMB49,911 million).

As at December 31, 2015, the fair value of obligation under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

37	Trade payables

	2015	2014
	RMB million	RMB million

Within 1 month	735	755
More than 1 month but less than 3 months	504	633
More than 3 months but less than 6 months	843	107
More than 6 months but less than 1 year	314	76
More than 1 year	104	86

	2,500	1,657

As at December 31, 2015, the fair value of trade payable approximate their carrying amounts.

The carrying amounts of the Group’s trade payable are denominated in the following currencies:

	2015	2014
	RMB million	RMB million

Renminbi	2,418	1,558
US Dollars	69	86
Others	13	13
	2,500	1,657

38	Deferred revenue

Deferred revenue represents the unredeemed credits under the frequent flyer award programme.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

39	Amounts due from/to related companies

(a)	Amounts due from related companies

		2015	2014
	Note	RMB million	RMB million

CSAHC and its affiliates		21	78
Associates		226	284
Joint ventures		86	124
	48(c)	333	486

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Amounts due to related companies

		2015	2014
	Note	RMB million	RMB million

CSAHC and its affiliates		59	144
A joint venture of CSAHC		18	112
An associate		13	13
Joint ventures		60	119
Other related company		2	70
	48(c)	152	458

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

40	Accrued expenses

	2015	2014
	RMB million	RMB million

Repairs and maintenance	5,179	3,518
Jet fuel costs	1,179	1,814
Salaries and welfare	2,434	2,385
Landing and navigation fees	2,003	2,240
Computer reservation services	340	338
Provision for major overhauls (Note 42)	470	112
Interest expense	385	471
Air catering expenses	307	311
Provision for early retirement benefits (Note 43)	12	20
Others	772	913
	13,081	12,122

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

41	Other liabilities

	2015	2014
	RMB million	RMB million

Civil Aviation Development Fund and airport tax payable	1,335	1,379
Payable for purchase of property, plant and equipment	767	703
Sales agent deposits	384	418
Other taxes payable	395	397
Deposit received for chartered flights	103	188
Payable due to the former shareholder of a subsidiary (Note (a))	658	758
Others	1,516	1,478
	5,158	5,321

Note:

(a) Balance represented a loan of a subsidiary acquired by the Group in 2014 due to its former shareholder, which was interest-free previously and has started to bear interest with an annual rate of 6% since March 1, 2015. As at December 31, 2015, the fair value of the balance approximate their carrying amount.

42	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2015	2014
	RMB million	RMB million

At January 1	1,735	1,491
Additional provision	823	682
Utilisation	(193)	(438)

At December 31	2,365	1,735
Less: current portion (Note 40)	(470)	(112)

	1,895	1,623

43	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2015	2014
	RMB million	RMB million

At January 1	45	73
Provision for the year (Note 14)	3	7
Financial cost (Note 16)	2	4
Payments made during the year	(25)	(39)

At December 31	25	45
Less: current portion (Note 40)	(12)	(20)

	13	25

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

43	Provision for early retirement benefits (continued)

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

44	Deferred benefits and gains

	2015	2014
	RMB million	RMB million

Leases rebates (Note (i))	145	184
Maintenance rebates (Note (ii))	455	367
Gains relating to sale and leaseback (Note (iii))	77	103
Government grants	190	177
Others	19	22
	886	853

Notes:

(i)	The Company was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the remaining lease terms.

(ii)	The Company was granted rebates by the engine suppliers under certain arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the beneficial period.

(iii)	The Company entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortised over the lease terms of the aircraft.

45	Share capital

	2015	2014
	RMB million	RMB million

Registered, issued and paid up capital:
4,039,228,665 domestic state-owned shares of RMB1.00 each (2014: 4,208,586,278 shares of RMB1.00 each)	4,039	4,209
2,983,421,335 A shares of RMB1.00 each (2014: 2,814,063,722 shares of RMB1.00 each)	2,984	2,814
2,794,917,000 H shares of RMB1.00 each (2014: 2,794,917,000 shares of RMB1.00 each)	2,795	2,795
	9,818	9,818

All the domestic state-owned, H and A shares rank pari passu in all material respects.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

46	Reserves

	2015	2014
	RMB million	RMB million

Share premium
At January 1 and December 31	14,131	14,131

Fair value reserve
At January 1	44	22
Change in fair value of available-for-sale equity securities	1	22
Change in fair value of derivative financial instruments	10	-

At December 31	55	44

Statutory and discretionary surplus reserve
At January 1	1,306	1,169
Appropriations to reserves (Note (a))	246	137

At December 31	1,552	1,306

Other reserve
At January 1	180	167
Share of an associate’s reserves movement	(5)	14
Acquisition of non-controlling interests in a subsidiary	(52)	(1)

At December 31	123	180

Retained profits
At January 1	10,269	9,022
Profit for the year	3,736	1,777
Appropriations to reserves (Note (a))	(246)	(137)
Dividends approved in respect of the previous year	(393)	(393)

At December 31	13,366	10,269

Total	29,227	25,930

(a)	Appropriations to reserves

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

46	Reserves (continued)

(b)	Dividends

Dividends payable to equity shareholders of the Company attributable to the year

	2015	2014
	RMB million	RMB million

Final dividend proposed after the end of the reporting year of RMB0.8 per 10 ordinary shares (2014: RMB0.4 per 10 ordinary shares) (inclusive of applicable tax)	785	393

A dividend in respect of the year ended December 31, 2015 of RMB0.8 per 10 shares (inclusive of applicable tax) (2014: RMB0.4 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB785 million (2014: RMB393 million), was proposed by the directors on March 30, 2016. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

47	Commitments

(a)	Capital commitments

Capital commitments outstanding at December 31, 2015 not provided for in the financial statements were as follows:

	2015	2014
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	83,427	59,467

Investment commitments
– authorised and contracted for
– capital contributions for acquisition of interests in associates	34	70
– share of capital commitments of a joint venture	56	52

	90	122

– authorised but not contracted for
– share of capital commitments of a joint venture	41	-

	131	122

Commitments for other property, plant and equipment
– authorised and contracted for	2,550	1,512
– authorised but not contracted for	4,183	3,610

	6,733	5,122

	90,291	64,711

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

47	Commitments (continued)

(a)	Capital commitments (continued)

As at December 31, 2015, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2015	2014
	RMB million	RMB million

2015	-	18,146
2016	19,074	11,628
2017	22,359	10,081
2018	18,898	7,552
2019 and afterwards	23,096	12,060
	83,427	59,467

(b)	Operating lease commitments

As at December 31, 2015, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2015	2014
	RMB million	RMB million

Payments due
Within 1 year	6,560	5,072
After 1 year but within 5 years	18,582	15,496
After 5 years	10,967	8,230
	36,109	28,798

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

48	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors as disclosed in Note 54, is as follows:

	2015	2014	2013
	RMB thousand	RMB thousand	RMB thousand

Salaries, wages and welfare	8,907	13,013	12,412
Retirement scheme contributions	1,868	2,359	2,074
	10,775	15,372	14,486

	2015	2014	2013
	RMB thousand	RMB thousand	RMB thousand

Directors and supervisors (Note 54(a))	2,471	3,241	3,108
Senior management	8,304	12,131	11,378
	10,775	15,372	14,486

Total remuneration is included in “staff costs” (Note 14).

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related company of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, joint ventures and other related company of the Group during the normal course of its business.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

48	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related company of the Group (continued)

Details of the significant transactions carried out by the Group are as follows:

		2015	2014	2013
	Note	RMB million	RMB million	RMB million

Income received from the CSAHC Group
Charter flight and pallet income	(i)	19	32	107
Air catering supplies income	(ii)	1	1	-
Cargo handling income	(i)	1	-	1
Aircraft material sales	(iii)	1	-	-

Expenses paid to the CSAHC Group
Repairing charges	(iii)	1,324	780	796
Lease charges for land and buildings	(iv)	193	173	169
Handling charges	(v)	114	119	121
Property management fee	(vi)	73	61	63
Air catering supplies expenses	(ii)	100	89	84
Cargo handling charges	(i)	109	46	33
Commission expenses	(i)	98	8	19
Printing expenses	(vii)	4	4	-
Construction supervision expenses	(xx)	2	-	-

Expenses paid to joint ventures and associates
Repairing charges	(viii)	1,714	1,335	1,783
Flight simulation service charges	(ix)	324	316	270
Training expenses	(x)	112	169	120
Ground service expenses	(xi)	119	111	14
Air catering supplies	(xii)	108	102	-
Advertising expenses	(xiii)	67	75	77
Commission expense	(xiv)	1	29	-
Maintenance material purchase expenses	(viii)	29	24	-
Intercom rental expenses	(xxi)	2	-	-
Rental expense	(xxii)	1	-	-

Income received from joint ventures and associates
Entrustment income for advertising media business	(xiii)	21	34	32
Rental income	(ix)	37	33	31
Commission income	(xv)	17	40	12
Repairing income	(xiv)	12	17	14
Air catering supplies	(xiv)	23	10	18
Ground service income	(xvi)	8	8	7
Air ticket Income	(xv)	1	2	-
Maintenance material sales revenue	(xvii)	1	2	-
Air catering supplies income	(xii)	1	1	-

Income received from other related company
Air tickets income	(xviii)	10	12	12

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

48	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related company of the Group (continued)

		2015	2014	2013
	Note	RMB million	RMB million	RMB million

Expenses paid to other related company
Computer reservation services	(xix)	515	435	444
Advertising expenses	(xviii)	-	20	10

(i)	China Southern Air Holding Ground Services Co.,Ltd (“CSA Groud Services”), a wholly- owned subsidiary of CSAHC, purchases cargo spaces and charter flights from the Group. In addition, cargo handling income/charges are earned/payable by the Group in respect of the cargo handling services with CSA Ground Services.

Commission is earned by CSA Ground Services in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(ii)	Shenzhen Air Catering Company Limited (“SZ Catering”) became a related party of the Group since its Chairman, Mr. Yuan Xin An was appointed as a non-executive Director of the Company in November 2011.

Air catering supplies income/expenses are earned/payable by the group in respect of certain in-flight meals and related services with SZ catering.

(iii)	MTU Maintenance Zhuhai Co., Ltd, a joint venture of CSAHC, provides comprehensive maintenance services to the Group

(iv)	The Group leases certain land and buildings in the PRC from CSAHC. The amount represents rental payments for land and buildings paid or payable to CSAHC.

(v)	The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a wholly-owned subsidiary of CSAHC, and pays handling charges to SAIETC.

(vi)	Guangzhou China Southern Airlines Property Management Company Limited, a subsidiary of CSAHC, provides property management services to the Group.

(vii)	Printing Plant of China Nothern Airlines Vestibule School provides printing services for the Group.

(viii)

Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”) and Shenyang Northern Aircraft Maintenance Limited, joint ventures of the Group, provide comprehensive maintenance services to the Group.

The Group purchases maintenance material from GAMECO.

(ix)	Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a joint venture of the Group, provides flight simulation services to the Group.

In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

48	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related company of the Group (continued)

(x)	China Southern West Australian Flying College Pty Limited (“Flying College”), a joint venture of the Group, provides training services to the Group.

(xi)	Beijing Aviation Ground Services Co.,Ltd., and Shenyang Konggang Logistic Co. Ltd., associates of the Group provide ground service to the group .

(xii)	Air catering supplies income/expenses are earned/payable by the Group in respect of certain in-flight meals and related services with Beijing Airport Inflight Kitchen Co.,Ltd., which is an associate of the Group.

(xiii)	SACM, an associate of the Group, provides advertising services to the Group.

In addition, Xiamen Airlines provides certain media resources to Xiamen Airlines Culture and Media Co., Ltd., a subsidiary of SACM.

(xiv)	Sichuan Airlines, an associate of the Group, provides commission service to the Group. The charge is determined according to the market price.

In addition, The Company provides aircraft maintenance services to Sichuan Airlines. The Group provides air catering services and repairing services to Sichuan Airlines.

(xv)	The Group provides certain website resources to SA Finance for the sales of air insurance to passengers and provides commission service to Sichuan Airlines.

In addition, the Group sells tickets to SA Finance as a gift to passengers for the sales of insurance.

(xvi)	The Group provides ground services to Shenyang Konggang Logistic and Sichuan Airlines.

(xvii)	The Group sells maintenance materials to Shenyang Northern Aircraft Maintenance Ltd., which is a joint venture of the Group.

(xviii)	Phoenix Satellite Television Holdings Limited ("the Phoenix Group") is a related party of the Group as the board chairman of the Phoenix Group was appointed as a non-executive director of the Group. It provides advertising services to the Group.

In addition, the Group Sells tickets to the Phoenix Group on market price.

(xix)	China Travel Sky Holding Company is a related party of the Group as a director of the Group was appointed as the director of China Travel Sky Holding Company. It provides computer reservation services to the Group.

(xx)	CSA Construction Supervision Co. Ltd., an associate of the CSAHC, provides supervision services to the Group.
(xxi)	Guangzhou Tuokang Communication Technology Co. Ltd. , an associate of the Group, provides intercom rental services to the Group.
(xxii)	Shenyang Konggang Logistic Co. Ltd., an associate of the Group, provides facilities and buildings to the Group under operating lease agreement.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

48	Material related party transactions (continued)

(c)	Balances with the CSAHC Group, associates, joint ventures and other related company of the Group

Details of amounts due from/to the CSAHC Group, associates, joint ventures and other related company of the Group:

		2015	2014
	Note	RMB million	RMB million

Receivables:
The CSAHC Group		21	78
Associates		226	284
Joint ventures		86	124
	39(a)	333	486

		2015	2014
	Note	RMB million	RMB million

Payables:
The CSAHC Group		77	256
Associates		13	13
Joint ventures		60	119
Other related company		2	70
	39(b)	152	458

	2015	2014
	RMB million	RMB million

Accrued expenses:
The CSAHC Group	571	451
Associates	97	92
Joint ventures	931	836
Other related company	282	269
	1,881	1,648

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

At December 31, 2015, loans from SA Finance to the Group amounted to RMB105 million (2014: RMB105 million).

In 2015, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from April 27, 2015 to April 27, 2016. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured loans are repayable as follows:

		2015	2014
	Note	RMB million	RMB million

Within 1 year		105	105
	35(f)	105	105

Interest expense paid on such loans amounted to RMB4 million (2014: RMB11 million; 2013: RMB28 million) and the interest rates ranged from 3.92% to 4.14% per annum during the year ended December 31, 2015(2014: 5.04% to 5.70% per annum; 2013: 5.54% to 5.84% per annum).

(ii)	Deposits placed with SA Finance

At December 31, 2015 the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

		2015	2014
	Note	RMB million	RMB million

Deposits placed with SA Finance	34	2,934	4,264

Interest income received on such deposits amounted to RMB70 million during the year ended December 31, 2015 (2014: RMB68 million; 2013: RMB66 million).

(e)	Commitments to CSAHC

At December 31, 2015, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB320 million (2014: RMB207 million).

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

49	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 13% to 21% (2014: 11% to 21%; 2013: 10% to 22%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, as its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAHC. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2015 was approximately RMB438,000,000.

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

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax), a dividend of RMB 0.05(equivalent to HKD0.06) (inclusive of applicable tax), a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) and a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) per share was approved by the Company’s General Meeting on May 31, 2012, June 18, 2013, June 26, 2014 and 30 June, 2015 respectively (Note 46(b)), therefore, the exercise price for the SARs was adjusted to HKD3.51 per share in accordance with the predetermined formula stipulated in the Scheme.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. As at 31 December 2015, 24,660,000 units of SARs granted by the Company have all expired and correspondingly, the liability for SARs was RMB0.

50	Supplementary information to the consolidated cash flow statement

Non-cash transactions-acquisition of aircraft

During the year ended December 31, 2015, aircraft acquired under finance leases amounted to RMB11,251 million (2014: RMB19,163 million; 2013: RMB17,268 million).

51	Contingent liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated May 22, 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

In addition, as disclosed in notes 21 and 23, the Group is applying title certificates for certain of the Group’s properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

51	Contingent liabilities (continued)

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB627 million (December 31, 2014: RMB646 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2015, total personal bank loans of RMB454 million (December 31, 2014: RMB486 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB4 million (2014: RMB2 million) to the banks due to the default of payments of certain pilot trainees.

(c)	The Company is engaged in International Court of Arbitration proceedings ("ICC arbitration proceedings") in London against a lessor SASOF TR-81 AVIATION IRELAND LIMITED, arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and the Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. The hearing in the ICC arbitration proceedings commenced in London on March 7, 2016 and will conclude on April 19, 2016, and the award of the Arbitral Tribunal is awaited. As of the date of this report, the Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no additional provision has been made against this pending arbitration.

(d)	With regard to the investigation of the Company’s former chairman as a result of suspected severe disciplinary violation of Communist Party rules and regulations, management of the Company and the internal audit of the Company under the direction of the Audit Committee, have carried out a robust assessment by taking into consideration the fact that the former chairman was a non-executive director and has not been involved in the operation of the Company. Based on the work carried out, we have not identified any possible material misstatements of the financial statements or impact on the internal control over financial reporting caused by the incident.

52	Immediate and ultimate controlling party

As at December 31, 2015, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

53	Subsequent events

(a)	On February 2, 2016, the Company entered into the “Equity Transfer Agreement between China Southern Airlines Company Limited and China Southern Air Holding Company in relation to transfer of 100% equity interest in Southern Airlines (Group) Import and Export Trading Company” with CSAHC, the controlling shareholder of the Company, pursuant to which the Company agreed to acquire 100% equity interest in Southern Airlines (Group) Import and Export Trading Company at a consideration of RMB400,570,400.

(b)	On March 7, 2016, the Group has completed the issuance of the 2016 Corporate Bonds (Frist Tranche) with nominal value of RMB5 billion for a term of three years and at nominal interest rate of 2.97%.

(c)	On March 8, 2016, the Board approved that, Xiamen Airlines shall make an application to the National Association of Financial Market Institutional Investors for the registration and issuance of ultra-short-term financing bills with the aggregate maximum principal amount of RMB10 billion. The term of this issuance shall be no more than one year. The issuance of ultra-short-term financing is subject to the registration with the National Association of Financial Market Institutional Investors.

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

54	Remuneration of directors, supervisors and senior management

(a)	Directors’ and supervisors’ remuneration

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2015 are set out below:

Name	Directors’ fees	Salaries, wages and welfare	Retirement scheme contributions	Total
	RMB thousand	RMB thousand	RMB thousand	RMB thousand

Non-executive directors
Wang Quan Hua (Note (i) & (ii))	-	-	-	-
Yuan Xin An (Note (i))	-	-	-	-
Yang Li Hua (Note (i))	-	-	-	-

Executive directors
Tan Wan Geng (Note (i))	-	-	-	-
Zhang Zi Fang (Note (i))	-	-	-	-
Li Shao Bin	-	636	137	773

Supervisors
Pan Fu (Note (i))	-	-	-	-
Li Jia Shi	-	636	139	775
Zhang Wei (Note (i))	-	-	-	-
Yang Yi Hua	-	240	92	332
Wu De Ming	-	451	140	591

Independent non-executive directors
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150
Tan Jin Song	150	-	-	150
Wei Jin Cai (Note (iii))	75	-	-	75
Guo Wei (Note (iv))	75	-	-	75
Jiao Shu Ge (Note (iv))	75	-	-	75
	675	1,963	508	3,146

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

54	Remuneration of directors, supervisors and senior management (continued)

(a)	Directors’ and supervisors’ remuneration (continued)

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2014 are set out below:

Name	Directors’ fees	Salaries, wages and welfare	Retirement scheme contributions	Total
	RMB thousand	RMB thousand	RMB thousand	RMB thousand

Non-executive directors
Wang Quan Hua(Note (i) & (ii))	-	-	-	-
Yuan Xin An (Note (i))	-	-	-	-
Yang Li Hua (Note (i))	-	-	-	-

Executive directors
Tan Wan Geng (Note (i))	-	-	-	-
Zhang Zi Fang (Note (i))	-	-	-	-
Li Shao Bin	-	636	130	766

Supervisors
Pan Fu (Note (i))	-	-	-	-
Li Jia Shi	-	636	132	768
Zhang Wei (Note (i))	-	-	-	-
Yang Yi Hua	-	294	140	434
Wu De Ming	-	367	140	507

Independent non-executive directors
Wei Jin Cai (Note (iii))	150	-	-	150
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150
Tan Jin Song	150	-	-	150
	600	1,933	542	3,075

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

54	Remuneration of directors, supervisors and senior management (continued)

(a)	Directors’ and supervisors’ remuneration (continued)

Details of directors’ and supervisors’ remuneration for the year ended December 31, 2013 are set out below:

Name	Directors’ fees	Salaries, wages and welfare	Retirement scheme contributions	Total
	RMB thousand	RMB thousand	RMB thousand	RMB thousand

Non-executive directors
Wang Quan Hua (Note (i) & (ii))	-	-	-	-
Yuan Xin An (Note (i))	-	-	-	-
Yang Li Hua (Note (i))	-	-	-	-

Executive directors
Tan Wan Geng (Note (i))	-	-	-	-
Zhang Zi Fang (Note (i))	-	-	-	-
Li Shao Bin	-	639	120	759

Supervisors
Pan Fu (Note (i))	-	-	-	-
Li Jia Shi	-	636	120	756
Zhang Wei (Note (i))	-	-	-	-
Yang Yi Hua	-	291	122	413
Liang Zhong Gao	-	300	122	422
Wu De Ming	-	-	-	-

Independent non-executive directors
Gong Hua Zhang	150	-	-	150
Wei Jin Cai(Note (iii))	150	-	-	150
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150
Tan Jin Song	-	-	-	-
	600	1,866	484	2,950

Save as disclosed above, the Company's non-excecutive director, Mr. Si Xian Min resigned on January 15, 2016. For the years ended December 31, 2015, 2014 and 2013, Mr. Si Xian Min did not receive any remuneration for his service in the capacity of the non-excecutive director of the Company. He also held management positions in CSAHC and his salary were borne by CSAHC.

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

Notes to the consolidated financial statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi unless otherwise indicated)

54	Remuneration of directors, supervisors and senior management (continued)

(a)	Directors’ and supervisors’ remuneration (continued)

Notes:

(i)	These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

(ii)	Resigned on 25 March 2015.

(iii)	Resigned on 30 June 2015.

(iv)	Appointed on 30 June 2015.