Form 20-F
period 2016-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2017-04-27
CIK 1041668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Mr. Xie Bing
Telephone: +86 20 86124462
E-mail: ir@csair.com
Fax: +86 20 86659040
Address: 278 JI CHANG ROAD
GUANGZHOU, 510405
PEOPLE’S REPUBLIC OF CHINA

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary H Shares of par value RMB1.00 per share represented by American Depositary Receipts	New York Stock Exchange

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

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☒ as issued by the International Accounting Standards Board	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements appear in a number of different places in this Annual Report. A forward-looking statement is usually identified by the use in this Annual Report of certain terminology such as "estimate", "project", "expect", "intend", "believe", "plan", "anticipate", "may", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings (if any), the adequacy of reserves, or other business plans. You are cautioned that such forward-looking statements are not guarantees and involve risks, assumptions and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing our Company or due to actual facts differing from the assumptions underlying those forward-looking statements.

Some of these risks and assumptions, in addition to those identified under Item 3, "Key Information - Risk Factors," include:

•	general economic and business conditions in markets where our Company operates, including changes in interest rates;

•	the effects of competition on the demand for and price of our services;

•	natural phenomena;

•	the impact of unusual events on our business and operations;

•	actions by government authorities, including changes in government regulations, and changes in the CAAC’s regulatory policies;

•	our relationship with China Southern Air Holding Company (the "CSAHC");

•	uncertainties associated with legal proceedings;

•	technological development;

•	our ability to attract key personnel and attract new talent;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans;

•	the availability of qualified flight personnel and airport facilities; and

•	misjudgments in the course of preparing forward-looking statements.

Our Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to our Company, our Group and persons acting on their behalf.

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the "Company", "we", "us" and "our" means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, our "Group" means our Company and our consolidated subsidiaries, and "CSAHC" means China Southern Air Holding Company, our Company’s parent company which holds a 51.99% interest in our Company as of April 21, 2017.

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

Our Company presents our consolidated financial statements in Renminbi. The consolidated financial statements of our Company have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board (the "IASB").

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB6.9370, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 30, 2016. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

GLOSSARY OF AIRLINE INDUSTRY TERMS

In this Annual Report, unless the context indicates otherwise, the following terms have the respective meanings set forth below.

Capacity

"available seat kilometers" or "ASK"	the number of seats made available for sale multiplied by the kilometers flown

"available ton kilometers" or "ATK"	the tons of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown

Traffic

"revenue passenger kilometers" or "RPK"	i.e. passenger traffic volume, the number of passengers carried multiplied by the kilometers flown

"revenue ton kilometers" or "RTK"	i.e. total traffic volume, the load (passenger and cargo) in tons multiplied by the kilometers flown

"revenue ton kilometers-cargo" or “RFTK”	i.e. cargo and mail traffic volume or revenue ton kilometers for cargo, the load (cargo) in tons multiplied by the kilometers flown

"revenue ton kilometers-passenger"	the load (passenger) in tons multiplied by the kilometers flown

"ton"	a metric ton, equivalent to 2,204.6 pounds

Yield

"yield per RPK"	revenue from passenger operations divided by RPK

"yield per RFTK"	revenue from cargo operations divided by RFTK

"yield per RTK"	revenue from airline operations (passenger and cargo) divided by RTK

Cost

"operating cost per ATK"	operating expenses divided by ATK

Load Factors

"overall load factor"	RTK expressed as a percentage of ATK

"passenger load factor"	RPK expressed as a percentage of ASK

Utilization

"utilization rates"	flight hours that aircraft can service during specified time

Equipment

"expendables"	aircraft parts that are ordinarily used up and replaced with new parts

"rotables"	aircraft parts that are ordinarily repaired and reused

Others

"ADR"	American Depositary Receipt

"A Shares"	Shares issued by our Company to investors in the PRC for subscription in RMB, with par value of RMB1.00 each

"CAAC"	Civil Aviation Administration of China

"CAOSC"	China Aviation Oil Supplies Company

"CSRC"	China Securities Regulatory Commission

"H Shares"	Shares issued by our Company, listed on The Stock Exchange of Hong Kong Limited and subscribed for and traded in Hong Kong dollars, with par value of RMB1.00 each

"Nan Lung"	Nan Lung Holding Limited (a wholly-owned subsidiary of CSAHC)

"NDRC"	National Development and Reform Commission of China

"SA Finance"	Southern Airlines Group Finance Company Limited

"SAFE"	State Administration of Foreign Exchange of China

"SEC"	United States Securities and Exchange Commission

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data.

The following tables present selected financial data for the five-year period ended December 31, 2016. The selected consolidated income statement data (other than ADR data) for the three-year period ended December 31, 2014, 2015 and 2016 and selected consolidated statement of financial position data as of December 31, 2015 and 2016 are derived from the audited consolidated financial statements of our Company, including the related notes, included elsewhere in this Annual Report. The selected consolidated income statement data (other than ADR data) for the years ended December 31, 2012 and 2013 and selected consolidated statement of financial position data as of December 31, 2012, 2013 and 2014 are derived from our Company’s audited consolidated financial statements that are not included in this Annual Report.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and "Item 5. Operating and Financial Review and Prospects" which are included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRSs.

	Year ended December 31,
	2016 US$	2016 RMB	2015 RMB	2014 RMB	2013 RMB	2012 RMB
	(in million, except per share and per ADR data)
Consolidated Income Statement Data

Operating revenue	16,575	114,981	111,652	108,584	98,547	99,514
Operating expenses	(15,310)	(106,204)	(101,492)	(106,026)	(98,280)	(95,877)
Operating profit	1,818	12,612	13,438	4,748	1,510	5,099
Profit before income tax	1,104	7,661	6,118	3,066	3,484	4,738
Profit for the year	850	5,898	4,818	2,398	2,750	3,784
Profit attributable to:
Equity shareholders of our Company	727	5,044	3,736	1,777	1,986	2,619
Non-controlling interests	123	854	1,082	621	764	1,165
Basic and diluted earnings per share	0.07	0.51	0.38	0.18	0.20	0.27
Basic and diluted earnings per ADR(1)	3.70	25.69	19.03	9.05	10.11	13.34

Other Financial Data

Cash dividends declared per share	0.01	0.10	0.08	0.04	0.04	0.05

(1) Basic and diluted earnings per share have been computed by dividing profit attributable to equity shareholders of our Company by the weighted average number of shares in issue. Basic and diluted earnings per ADR have been computed as if all of our issued or potential ordinary shares, including domestic shares and H shares, are represented by ADRs during each of the years presented. Each ADR represents 50 shares.

	Year ended December 31,
	2016 US$	2016 RMB	2015 RMB	2014 RMB	2013 RMB	2012 RMB
	(in million, except per share and per ADR data)
Consolidated Statement of Financial Position Data:

Cash and cash equivalents	599	4,152	4,560	15,414	11,748	10,082
Total current assets, excluding cash and cash equivalents	1,386	9,612	9,553	12,127	8,825	6,705
Property, plant and equipment, net	21,154	146,746	142,870	134,453	119,777	100,040
Total assets	28,895	200,442	185,989	189,688	165,207	142,454
Current borrowings	3,856	26,746	30,002	20,979	20,242	21,899
Current portion of obligations under finance leases	1,253	8,695	6,416	5,992	3,636	2,494
Non-current borrowings	2,704	18,758	15,884	42,066	37,246	30,196
Obligations under finance leases, excluding current portion	7,716	53,527	49,408	43,919	31,373	19,371
Total equity	7,925	54,976	49,624	44,493	42,451	39,734
Number of shares (in million)	9,818	9,818	9,818	9,818	9,818	9,818

Selected Operating Data

The operating data and the profit analysis and comparison below is calculated and disclosed in accordance with the statistical standards, which have been implemented by our Group since January 1, 2001. See "Glossary of Airline Industry Terms" at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2016	2015	2014	2013	2012

Capacity
ASK (million)	255,992	235,616	209,807	186,800	169,569
ATK (million)	34,980	32,205	28,454	24,952	23,065
Kilometers flown (thousand)	1,504,310	1,408,500	1,275,570	1,147,070	1,052,495
Hours flown (thousand)	2,375	2,238	2,026	1,829	1,681
Number of landing and take-offs	959,110	936,750	884,070	809,870	757,022
Traffic
RPK (million)	206,106	189,588	166,629	148,417	135,535
RTK (million)	24,387	22,388	19,780	17,469	16,160
Passengers carried (thousand)	114,619	109,422	100,919	91,791	86,485
Cargo and mail carried (tons)	1,612,550	1,511,550	1,433,250	1,276,350	1,232,000
Load Factors
Passenger load factor (RPK/ASK) (%)	80.5	80.5	79.4	79.4	79.9
Overall load factor (RTK/ATK) (%)	69.7	69.5	69.5	70.0	70.1
Yield
Yield per RPK (RMB)	0.50	0.53	0.58	0.59	0.66
Yield per RFTK (RMB)	1.16	1.21	1.42	1.48	1.59
Yield per RTK (RMB)	4.50	4.78	5.27	5.42	5.95
Fleet
- Boeing	372	351	311	282	243
- Airbus	304	290	276	253	225
- Others	26	26	25	26	23
Total aircraft in service at period end	702	667	612	561	491
Average daily utilization rate (hours per day)	9.53	9.6	9.6	9.6	9.8

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), between Renminbi and U.S. dollars for the five most recent financial years.

	Reminbi per U.S. Exchange Rate(1)
Period	Average(2)	Low	High	Period-end
Exchange Rate
2012	6.3088	6.2221	6.3879	6.2301
2013	6.1412	6.0537	6.2213	6.0537
2014	6.1704	6.0402	6.2591	6.2046
2015	6.2869	6.1870	6.4896	6.4778
2016
October	6.7303	6.6685	6.7819	6.7735
November	6.8402	6.7534	6.9195	6.8837
December	6.9198	6.8771	6.9580	6.9430
2017
January	6.8907	6.8360	6.9575	6.8768
February	6.8694	6.8517	6.8821	6.8665
March	6.8940	6.8687	6.9132	6.8832
April (through April 21, 2017)	6.8871	6.8778	6.8988	6.8845

(1) Source: The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

(2) Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to our Business

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADRs, H Shares and A Shares.

Major Chinese airlines are wholly- or majority-owned either by the Chinese government or by provincial or municipal governments in China. CSAHC, an entity wholly-owned by the Chinese government, holds and exercises the rights of ownership of 51.99% of the equity of our Company. The interests of the Chinese government in our Company and in other Chinese airlines may conflict with the interests of the holders of the ADRs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in our Company. In addition, our Company may accept further capital injection from CSAHC through non-public subscriptions, which may have dilutive impact for other holders of ADRs, H Shares and A Shares.

Due to high degree of operating leverage and high fixed costs, a decrease in revenue of our Group could result in a disproportionately higher decrease in our profit for the year. The results of our operations are also significantly exposed to fluctuations in foreign exchange rates.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in our profit for the year. Moreover, as we have substantial obligations denominated in foreign currencies, our results of operations are significantly affected by fluctuations in foreign exchange rates, particularly by fluctuations in the Renminbi-U.S. dollar exchange rate. Our net exchange losses of RMB5,953 million and RMB3,276 million were recorded in 2015 and 2016, respectively, because Renminbi depreciated significantly against U.S. dollar in 2015 and 2016.

We have significant committed capital expenditures in the next three years, but may face challenges and difficulties as it seeks to maintain liquidity.

We have a substantial amount of debt, lease and other obligations, and will continue to have a substantial amount of debt, lease and other obligations in the future. As of December 31, 2016, our current liabilities exceeded our current assets by RMB54,168 million. We generated net cash inflow from operating activities of RMB23,734 million and RMB23,764 million for the years ended December 31, 2015 and 2016, respectively. However, our substantial indebtedness and other obligations may in the future negatively impact our liquidity. In addition, we have significant committed capital expenditures in the next three years, due to aircraft acquisitions. In 2016 and thereafter, the liquidity of our Group is primarily dependent on our ability to maintain adequate cash inflow from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. Moreover, we may not be able to meet our debt obligations as they fall due and commit future capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2016, we had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB139,274 million, of which approximately RMB110,199 million was unutilized. Our directors believe that sufficient financing will be available to our Group in 2017. However there can be no assurance that such loan financing will be available on terms acceptable to our Group or at all.

CSAHC will continue to be our controlling shareholder, and our interests may conflict with those of our Group. CSAHC and certain of its affiliates will continue to provide certain important services to our Group. Any disruption of the provision of services by CSAHC or its affiliates could affect our operations and financial conditions.

CSAHC will continue to be the controlling shareholder of our Company. CSAHC and certain of its affiliates will continue to provide certain important services to our Group, including advertising services, provision of air ticket selling services, property management services, leasing of properties and financial services, and repair, overhaul and maintenance services on jet engines. The interests of CSAHC may conflict with those of our Group. In addition, any disruption of the provision of services by CSAHC’s affiliates or a default by CSAHC of its obligations owed to our Group could affect our operations and financial conditions. In particular, as part of our cash management system, our Group periodically places certain amount of demand deposits after independent shareholders’ approval with SA Finance, a PRC authorized financial institution controlled by CSAHC and an associate of our Company. We have taken certain measures to monitor the fund flows between us and SA Finance and the placement of funds by SA Finance. Such monitoring measures may help to enhance the safety of our deposits with SA Finance. In addition, we have received a letter of undertakings from CSAHC dated March 31, 2009, in which, among other things, CSAHC warranted that our deposits and loans with SA Finance were secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with the business of SA Finance over which our Group does not have control. As of December 31, 2015 and 2016, we had deposits of RMB2,934 million and RMB3,759 million, respectively, with SA Finance.

Both international and domestic economic fluctuations and Chinese government’s macroeconomic controls affect the demand for air travel, which will in turn cause volatility to our business and results of our operations.

Both international and domestic economic fluctuations and Chinese macroeconomic controls affect the demand for air travel. For example, the demand for air travel significantly decreased during the few years after the U.S. subprime crisis and European debt crisis. In addition, the continuing global economic slowdown may have a negative effect on the growth rate of the Chinese economy. Chinese macroeconomic controls, taken to counteract such slowdown, such as financing adjustments, credit adjustments, price controls and exchange rate policies, would present unexpected changes to the aviation industry. As a result, the changing economic situation and Chinese macroeconomic controls may cause volatility to our business and results of our operations.

The financial crisis and other global events may reduce consumer spending or cause shifts in spending. A general reduction or shift in discretionary spending can result in decreased demand for leisure and business travel and can also impact our ability to raise fares to counteract increased fuel and labor costs. No assurance can be given that capacity reductions or other steps we may take will be adequate to offset the effects of reduced demand.

We could be adversely affected by an outbreak of a disease or large scale natural disasters that affect travel behavior.

The outbreak of the H1N1 swine flu in March 2009 has had an adverse impact on the aviation industry globally (including our Group). The spread of the swine flu adversely affected our international routes operations in 2009. Recently, there have been a number of outbreaks of H7N9 bird flu in several provinces in the PRC. A further spread of H7N9 bird flu may have a negative impact on the economic and business activities in China and thereby adversely affect our results of operation. A future outbreak of an infectious disease or any other serious public health concerns in Asia and elsewhere could have a material adverse effect on our business, financial condition and results of operations.

In 2011, a number of large-scale natural disasters occurred globally, such as the nuclear meltdown in Japan caused by earthquakes and subsequent tsunami, the hurricane on the East Coast of the United States, the flooding in Thailand and the typhoon in the Philippines. Disasters such as these can affect the aviation industry and our Group by reducing revenues and impacting travel behavior.

Lack of adequate documentation for land use rights and ownership of buildings subjects us to challenges and claims by third parties with respect to our Company’s use of such land and buildings.

Although systems for registration and transfer of land use rights and related real property interests in China have been implemented, such systems do not yet comprehensively account for all land and related property interests. We leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan, Haikou and other PRC cities. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a result, the lease agreements between CSAHC and our Company for such land has not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. Lack of adequate documentation for land use rights and ownership of buildings subjects our Company to challenges and claims by third parties with respect to our Company’s use of such land and buildings.

As of the date of this Annual Report, we had been occupying all of the land and buildings described above without challenge or claim by third parties. However, if any challenges to the property ownership or other claims are successful, our operation and business may be materially adversely affected. CSAHC has agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, our Company’s right to use certain land and buildings.

Any discontinuity or disruption in the direct flight arrangement between Taiwan and Mainland China may negatively affect our results.

The policy restraint on direct flights between Taiwan and Mainland China has been further loosened in the past few years but there has been no further negotiation on the expansion of such arrangement between Taiwan and Mainland China since mid-2016. As of April 21, 2017, there were 208 cross-Strait direct passenger flights per week. Our Company was the first Chinese carrier to operate non-stop flights from Mainland China to Taiwan and as a result has benefited from the operation of such flights. However, given the cross-Strait flight arrangement is subject to the political relationship between Taiwan and Mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement, and therefore may have a material adverse impact on our results.

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could adversely affect our Company and the airline industry as a whole. The travel industry continues to face on-going security concerns and cost burdens.

The aviation industry as a whole has been beset with high-profile terrorist attacks, most notably the attack on September 11, 2001 in the United States. Terrorist attacks could also affect the aviation industry in China. Airlines in China have experienced several incidents of terrorist attacks or threats recently. For example, on March 7, 2008, on a China Southern Airlines flight boarding in Urumqi, crew members discovered a terrorist suspect. On July 14, 2010, a passenger jet en route from Urumqi to Guangzhou was forced to make an emergency landing after receiving an anonymous call claiming there was a bomb on the aircraft. On June 29, 2012, there was an attempted hijacking on a passenger flight operated by Tianjin Airlines between Hotan and Urumqi in China's Xinjiang region. CAAC has enhanced security measures, but the effectiveness of such measures cannot be ascertained. Additional terrorist attacks, even if not made directly on the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings or selective cancellation or redirection of flights) could materially and adversely affect our Company and the aviation industry. Potential impacts that terrorist attacks could have on our Company include substantial flight disruption costs caused by grounding of fleet, significant increase in security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significant decrease in traffic measured in revenue passenger kilometers. Additionally, increasingly strict security measures make air travel a hassle in the eyes of some consumers. These factors can have an uncertain impact on the development of the aviation industry.

We may suffer losses in the event of an accident involving our aircraft or the aircraft of any other airline.

An accident involving one of our aircraft could require repair or replacement of a damaged aircraft, and result in our consequential temporary or permanent loss from service and/or significant liability to injured passengers and others. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amounts of such coverage may not be adequate to fully cover the costs related to the accident or incident, which could result in harm to our results of operations and financial condition. In addition, any aircraft accident, even if fully insured, could cause a public perception that we are not as safe or reliable as other airlines, which would harm our competitive position and result in a decrease in our operating revenues. Moreover, a major accident involving the aircraft of any of our competitors may cause demand for air travel to decrease in general, which would adversely affect our results of operations and financial condition.

We could be adversely affected by a failure or disruption of our computer, communications or other technology systems.

We are increasingly dependent on technology to operate our business. In particular, to enhance our management of flight operations, our Group launched the computerized flight operations control system in May 1999. The system utilizes advanced computer and telecommunications technology to manage our flights on a centralized, real-time basis. We believe that the system will enhance the efficiency of flight schedule, increase the utilization of aircraft and improve the coordination of our aircraft maintenance and ground servicing functions. However, the computer and communications systems on which we rely could be disrupted due to various factors, some of which are beyond our control, including natural disasters, power failures, terrorist attacks, equipment failures, software failures and computer viruses and hackers. We have taken certain steps to reduce the risk of some of these potential disruptions. There can be no assurance, however, that the measures we have taken are adequate to prevent or remedy disruptions or failures of those systems. Any substantial or repeated failure of those systems could adversely affect our operations and customer services, result in the loss of important data, loss of revenues, and increased costs, and generally harm our business. Moreover, a failure of certain of our vital systems could limit our ability to operate our flights for an extended period of time, which would have a material adverse effect on our operations and our business.

We may lose investor confidence in the reliability of our financial statements if we fail to achieve and maintain effective internal control over financial reporting, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, our Company’s independent registered public accounting firm is required to report on the effectiveness of our Company’s internal control over financial reporting.

Since 2011, pursuant to the Basic Standard for Enterprise Internal Control jointly issued by the Ministry of Finance, China Securities Regulatory Commission ("CSRC") and other three PRC authorities on May 22, 2008, and its application guidelines and other relevant regulations issued subsequently (collectively, "PRC internal control requirements") , our Company has carried out a self-assessment of the effectiveness of its internal control and issue a self-assessment report annually in accordance with the PRC internal control requirements, and our Company’s auditor for our PRC GAAP financial statements (the "PRC Auditor") is required to report on the effectiveness of our Company’s internal control over financial reporting.

However, our independent registered public accounting firm or PRC Auditor may not be satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed. Our independent registered public accounting firm or PRC Auditor may also interpret the requirements, rules and regulations differently, and reach a different conclusion regarding the effectiveness of our internal control over financial reporting. Although our management have concluded that our internal control over financial reporting as of December 31, 2016 was effective, we may discover deficiencies in the course of our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, as required under the above mentioned rules and regulations. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

Our Company could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Our Company believes that we were not a PFIC for the taxable year 2016. However, there can be no assurance that we will not be a PFIC for the taxable year 2017 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

Our Company will be classified as a PFIC in any taxable year if either: (1) the average value during the taxable year of our assets that produce passive income, or are held for the production of passive income, is at least 50% of the average value of our total assets for such taxable year (the "Asset Test") or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties) (the "Income Test"). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or as being held for the production of passive income and (2) the average values of our Company’s passive and total assets is calculated based on our market capitalization.

If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain "excess distributions" our Company makes regardless of whether we continue to be a PFIC in the year in which you receive an "excess distribution". An "excess distribution" would be either (1) the excess amount of a distribution with respect to ADRs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADRs, or (2) 100% of the gain from the disposition of ADRs. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10, "Taxation - United States Federal Income Taxation - U.S. Holders - Passive Foreign Investment Company".

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

Risks Relating to the Chinese Commercial Aviation Industry

Our business is subject to extensive government regulations, and there can be no assurance as to the equal treatment of all airlines under those regulations.

Our ability to implement our business strategy will continue to be affected by regulations and policies issued or implemented by relevant government agencies, particularly CAAC, which encompasses substantially all aspects of the Chinese commercial aviation industry, such as the approval of route allocation, the administration of certain airport operations and air traffic control. Such regulations and policies limit the flexibility of our Group to respond to market conditions, competition or changes in our cost structure. The implementation of specific government policies could from time to time adversely affect our operations.

Our results may be negatively impacted by the fluctuation in domestic prices for jet fuel, and we would be adversely affected by disruptions in the supply of fuel.

The availability and cost of jet fuel have a significant impact on our results of operations. Our jet fuel cost for 2016 accounted for 46.25% of our flight operations expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Sanya, Haikou, Shanghai Pudong) must be purchased from the exclusive providers, CAOSC and Bluesky Oil Supplies Company, which are supervised by the CAAC. Chinese airlines may also purchase jet fuel at the Shenzhen, Sanya, Haikou, Shanghai Pudong from Sino-foreign joint venture in which CAOSC is a joint venture partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines.

Domestic price for jet fuel has experienced fluctuations in the past few years. Our profit for the year may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control. For more information on the jet fuel prices, please see "Item 4, Information on our Company - Business Overview - Jet Fuel" section below for further discussion.

In summary, given the constant fluctuation of volatile fuel price, no assurance can be given that our operation and financial results will not be negatively impacted by the fluctuation in domestic prices for jet fuel.

In addition, China has experienced jet fuel shortages. On some rare occasions prior to 1993, our Group had to delay or even cancel flights. Although such shortages have not materially affected our operations since 1993, there can be no assurance that such a shortage will not occur in the future. If such a shortage occurs in the future to the extent that our Group has to delay or cancel flights due to fuel shortage, our operational reputation among passengers as well as our operations may suffer.

In 2016, a reasonable possible increase or decrease of 10% in average jet fuel price with volume of fuel consumed and all other variables held constant, would have increased or decreased our annual fuel costs by approximately RMB2,380 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

Our profit for the year may suffer from an unexpected volatility caused by any fluctuation in the level of fuel surcharges.

The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demand as well as our ability to generate profits. On January 14, 2009, the NDRC and the CAAC jointly announced that the collection of passenger fuel surcharge for domestic routes should be suspended from January 15, 2009 onwards. Subsequently, in response to the increase in international fuel prices, the NDRC and CAAC issued a notice on November 11, 2009 to introduce a new pricing mechanism of fuel surcharge that links it with airlines’ jet fuel costs, which was further adjusted subsequently. We cannot guarantee that fuel surcharges would not be adjusted further in the future or adjusted in our favor. If fuel surcharges are not adjusted in correspondence to the increase in jet fuel, our profit for the year may be materially adversely affected.

Our results of operations are subject to seasonality.

Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second half of the year than in the first half of the year. As a result, our results may fluctuate from season to season.

Our operations may be adversely affected by insufficient aviation infrastructure in Chinese commercial aviation industry.

The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese commercial aviation industry, including China’s air traffic control system, the availability of qualified flight personnel and airport facilities. Airlines, such as our Group, which have route networks that emphasize short- to medium-haul routes, are generally more affected by insufficient aviation infrastructure in terms of on-time performance and high operating costs due to fuel inefficiencies resulting from the relatively short segments flown, as well as the relatively high proportion of time on the ground during turnaround. All of these factors may adversely affect the perception of the service provided by an airline and, consequently, the airline’s operating results. In recent years, the CAAC has placed increasing emphasis on the safety of Chinese airline operations and has implemented measures aimed at improving the safety record of the industry. The ability of our Group to increase utilization rates and to provide safe and efficient air transportation in the future will depend in part on factors such as the improvement of national air traffic control and navigation systems and ground control operations at Chinese airports, factors which are beyond the control of our Group.

We face increasingly intense competition both in domestic aviation industry and in the international market, as well as from alternative means of transportation.

The CAAC’s extensive regulation of the Chinese commercial aviation industry has had the effect of managing competition among Chinese airlines. Nevertheless, competition has become increasingly intense in recent years due to a number of factors, including relaxation of certain regulations by the CAAC and an increase in the capacity, routes and flights of Chinese airlines. Competition in the Chinese commercial aviation industry has led to widespread price-cutting practices that do not in all respects comply with applicable regulations. Until the interpretation of CAAC regulations limiting such price-cutting has been finalized and strictly enforced, discounted tickets from competitors will continue to have an adverse effect on our sales.

We face varying degrees of competition on our regional routes from certain Chinese airlines and Cathay Pacific, Cathay Dragon and Air Macau, and on our international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than our Group. In addition, the public’s perception of the safety and service records of Chinese airlines could adversely affect our ability to compete against our regional and international competitors. Many of our international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of our Group, or engage in promotional activities, which may enhance their ability to attract international passengers.

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

The PRC government is aggressively implementing the expansion of its high-speed rail network, which provides train services at a speed of up to 300 kilometers per hour connecting major cities such as Beijing, Shanghai, Wuhan, Zhengzhou, Xi'an, Qingdao, Guangzhou, Harbin and Dalian. In December 2012, the Beijing-Guangzhou and Harbin-Dalian High-Speed Railways commenced operation, the expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular routes below 800 kilometers. China’s high-speed railway traffic mileage has reached 22,000 kilometers as of December 31, 2016, and the impact of high-speed railway on the aviation market has expanded into China’s western regions from the central and eastern regions. It is anticipated that China will build “eight horizontal and eight vertical” high speed railway corridors by 2020 and the improving high speed railway network will have further impact on the growth rate of passengers carried by airplanes. The operating results of the Company’s air routes which overlap with the high speed railway corridors (especially air routes with a distance of less than 800 kilometers) will be affected in the future.

Due to limitation on foreign ownership imposed by Chinese government policies, our Company may have limited access to the international equity capital markets.

Chinese government policies limit foreign ownership in Chinese airlines. Under these policies, the percentage ownership of our total outstanding ordinary shares held by investors in Hong Kong and any country outside China ("Foreign Investors") may not in the aggregate exceed 49%. Currently, we estimate that 28.47% of the total outstanding ordinary shares of our Company are held by Foreign Investors. For so long as the limitation on foreign ownership is in force, we will have limited access to the international equity capital markets.

The European Emissions Trading Scheme may increase operational cost of our Group.

Starting on January 1, 2012, aviation sector will be included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of greenhouse gas emissions. Airline operators in the EU will receive tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB100 million) worth of CO2 emissions allowances from other greener industries. Pursuant to this policy, the Chinese airlines having flight points in Europe undertake the same carbon emission reductions obligation as the European local airlines, which will result in a significant increase in the operating cost of Chinese airlines in Europe, including our Company, and further have an adverse impact on the results of operations and financial condition. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant government authorities, the major airlines are prohibited from joining the ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items by adducing this reason. On November 12, 2012, EU announced to temporarily suspend the implementation of the ETS in the aviation sector in 2013 in order to forge a positive negotiation environment for all parties. In November 2014, CAAC issued a notification on the ETS. The notification provided that CAAC would not prohibit Chinese airlines to take part in the ETS if the relevant flights take off and land between the airports within the EU during 2012 and 2016. We operated few flights between airports within the EU since 2012. We expect we would operate few flights between airports within the EU in the future. Therefore, we will submit emissions report and pay the quota between 2012 and 2016 for our flights between airports within the EU. In April 2015, our Company had completed submission of emissions reports for the years 2012 to 2014 and fulfilled our obligations under the ETS. In 2016, our Company had finished year 2015 compliance cycle and now is performing year 2016 compliance cycle. On year 2017-2020 compliance cycle, our Company will be in compliance with the requirements of relevant PRC laws and the ETS. There can be no assurance that the new implementation proposal will not have negative impact on our financial condition and result of operation.

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

Risks Relating to the PRC

We have significant exposure to foreign currency risk as majority of our lease obligations and certain bank and other loans are denominated in foreign currencies. Due to rigid foreign exchange control by Chinese government, we may face difficulties in obtaining sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

Under current Chinese foreign exchange regulations, the Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre.

We have significant exposure to foreign currency risk as substantially all of our obligations under leases, certain bank and other loans and operating lease commitment are denominated in foreign currencies, principally U.S. dollars, Euros and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects our results significantly because our foreign currency liabilities generally exceed our foreign currency assets. We are not able to hedge our foreign currency exposure effectively other than by retaining our foreign currency denominated earnings and receipts to the extent permitted by SAFE, or subject to certain restrictive conditions, entering into foreign exchange forward option contracts with authorized banks. However, SAFE may limit or eliminate our ability to purchase and retain foreign currencies in the future. In addition, foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. No assurance can be given that our Group will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

Our operations are subject to immature development of legal system in China. Lack of uniform interpretation and effective enforcement of laws and regulations may cause significant uncertainties to our operations.

Our Company and the major subsidiaries of our Group are organized under the laws of China. The Chinese legal system is based on written statutes and is a system, unlike common law systems, in which decided legal cases have little precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investments, commerce, taxation and trade. These laws, regulations and legal requirements are relatively recent, and, like other laws, regulations and legal requirements applicable in China (including with respect to the commercial aviation industry), their interpretation and enforcement involve significant uncertainties.

The PRC tax law may have negative tax impact on holders of H Shares or ADRs of our Company, by requiring the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise.

The current tax law generally provides for a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

Caishui Notice [2014] No. 81 provides that, "for dividends derived by Mainland individual investors from investing in H Shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect, H-Share companies shall apply to the China Securities Depository and Clearing Corporation Limited (CSDC). CSDC shall provide the list of Mainland individual investors to H-Share companies who shall withhold individual income tax at a tax rate of 20%. For Mainland securities investment funds investing in shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect, the above rules shall also apply and individual income tax shall be levied on dividends derived therefrom."

Caishui Notice [2014] No. 81 further provides that, "dividends derived by Mainland enterprise investors from investing in shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect shall be included in their gross income and subject to enterprise income tax. For dividends derived by Mainland enterprises where the relevant H Shares have been continuously held for no less than 12 months, enterprise income tax may be exempt according to the tax law. H-Share companies listed on the Hong Kong Stock Exchange shall apply to CSDC to obtain the list of Mainland enterprise investors from CSDC. H-Share companies are not required to withhold income tax on dividends to Mainland enterprise investors which shall report the income and make the tax payment by themselvers."

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

As a company registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, our independent registered public accounting firm is required by the laws of the United States to be registered with the Public Company Accounting Oversight Board, or the PCAOB, and undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB, however, is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work is located in China. Accordingly, our independent registered public accounting firm’s audit of our operations in China is not subject to the PCAOB inspection.

The PCAOB has conducted inspections of independent registered public accounting firms outside of China and has at times identified deficiencies in the audit procedures and quality control procedures of those accounting firms. Such deficiencies may be addressed in those accounting firms’ future inspection process to improve their audit quality. Due to the lack of PCAOB inspections of audit work undertaken in China, our investors do not have the benefit of the regular evaluation by PCAOB of the audit works, audit procedures and quality control procedures of our independent registered public accounting firm.

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

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of our Company

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

On March 13, 2003, we obtained an approval certificate from the Ministry of Commerce to change to a permanent limited company with foreign investments and on October 17, 2003 obtained a business license for our new status, as a permanent limited company with foreign investments issued by the State Administration of Industry and Commerce of the People’s Republic of China.

In July 2003, we issued 1,000,000,000 A Shares, par value RMB1.00 per share, and completed the listing of the A shares on the Shanghai Stock Exchange.

Pursuant to a sale and purchase agreement dated November 12, 2004 between our Company, CSAHC, China Northern Airlines ("CNA") and Xinjiang Airlines ("XJA"), which was approved by our shareholders in an extraordinary general meeting held on December 31, 2004, we acquired the airline operations and certain related assets of CNA and XJA with effect from December 31, 2004 at a total consideration of RMB1,959 million.

On May 30, 2007, we, together with an independent third party, established Chongqing Airlines Company Limited ("Chongqing Airlines"). As of December 31, 2012, our Company had transferred four aircraft to Chongqing Airlines as capital contribution. We own a total of 60% equity interest in Chongqing Airlines.

On August 14, 2007, we acquired a 51% equity interest in Nan Lung International Freight Limited beneficially owned by and registered in the name of Nan Lung Travel & Express (Hong Kong) Limited, and a 100% equity interest in China Southern Airlines Group Air Catering Company Limited, both a wholly owned subsidiary of CSAHC, for a total consideration of RMB112 million.

In December 2008, we acquired a 26% equity interest in China Southern West Australian Flying College Pty Ltd. ("Flying College") from CSAHC, and Flying College became a 91% owned subsidiary of our Company.

In June 2009, we acquired a 50% equity interest in Beijing Southern Airlines Ground Services Company Limited ("Beijing Ground Service") from the other shareholder, and Beijing Ground Service became a wholly-owned subsidiary of our Company.

On September 28, 2009, we entered into an agreement with CSAHC to sell our 50% equity interest in MTU Maintenance Zhuhai Co., Ltd ("Zhuhai MTU"), a jointly controlled entity of our Company, to CSAHC at a consideration of RMB 1,607,850,000. The transfer was completed in February 2010.

On June 2, 2010, a third party company injected capital to Flying College, which diluted our Company’s interest in Flying College from 91% to 48.12%. Flying College became a jointly controlled entity of our Company since then. The retained non-controlling equity interest in Flying College is re-measured to our fair value at the date when control was lost and a gain on deemed disposal of a subsidiary of RMB17 million was recorded in 2010.

In December 2010, we entered into an agreement with Xiamen Jianfa Group Co., Ltd. and Hebei Aviation Investment Group Corporation Limited ("Hebei Investment"), pursuant to which Hebei Investment agreed to inject a cash capital of RMB1,460 million into Xiamen Airlines Company Limited ("Xiamen Airlines"). In March 2011, the capital injection was received in full and our Company’s equity interest in Xiamen Airlines was diluted from 60% to 51%. Xiamen Airlines remains a subsidiary of our Company.

On June 29, 2012, Xiamen Airlines, a subsidiary of our Company and Southern Airlines Culture and Media Co., Ltd. ("SACM") entered into an agreement, pursuant to which Xiamen Airlines agreed to sell and SACM agreed to purchase 51% equity interests in Xiamen Airlines Media Co., Ltd.("XAMC"), at a consideration of approximately RMB43.12 million. Immediate prior to the transaction, XAMC was wholly owned by Xiamen Airlines and primarily engaged in providing advertising, corporate branding, publicity and exhibition services and was responsible for the overall brand building and publicity of Xiamen Airlines.

On September 24, 2012, we entered into a joint venture agreement with Henan Civil Aviation Development and Investment Co., Ltd. ("Henan Aviation Investment") for the establishment of China Southern Airlines Henan Airlines Company Limited ("Henan Airlines"), a joint venture company with a total registered capital of RMB6 billion, which will be owned as 60% and 40% by our Company and Henan Aviation Investment, respectively. On September 28, 2013, Henan Airlines was established.

On October 13, 2014, Xiamen Airlines and Hebei Airlines Investment Group Company Limited (the "Hebei Airlines Investment") entered into an agreement, pursuant to which Hebei Airlines Investment agreed to sell and Xiamen Airlines agreed to purchase 95.4% equity interests in Hebei Airlines at the consideration of RMB680 million. The acquisition was completed in December 2014.

On July 14, 2015, we and Xiamen Jianfa entered into an agreement, pursuant to which Xiamen Jianfa agreed to sell and we agreed to purchase 4% equity interests in Xiamen Airlines at the consideration of RMB586,666,670. The acquisition was completed in December 2015.

On February 2, 2016, we and CSAHC entered into an agreement, pursuant to which CSAHC agreed to sell and we agreed to purchase 100% equity interests in Southern Airlines (Group) Import And Export Trading Co. Ltd. at the consideration of RMB400,570,400. The acquisition was completed in August 2016.

Aircraft Acquisitions

Pursuant to an aircraft acquisition agreement dated April 18, 2008 between Xiamen Airlines and the Boeing Company ("Boeing"), Xiamen Airlines will acquire 20 Boeing B737 series aircraft from Boeing. According to the information provided by Boeing, the aggregate catalogue price for those aircraft including the airframe and engines is around US$1.5 billion. The aggregate consideration for the acquisition was partly paid in cash by Xiamen Airlines, and partly through financing arrangements with banking institutions. The Boeing aircraft were delivered in stages to Xiamen Airlines during the period commencing from April 2014 to October 2015.

Pursuant to an A320 Series Aircraft Purchase Agreement dated January 20, 2010 between our Company and Airbus SNC, we will acquire 20 Airbus 320 series aircraft from Airbus SNC. According to the information provided by Airbus SNC, the catalogue price of an Airbus 320 aircraft, including airframe and engines, is around US$76.9 million. The aggregate consideration for the acquisition was partly paid in cash and partly through financing arrangements with banking institutions. The Airbus aircraft have been delivered in stages to our Company.

On September 30, 2010, Xiamen Airlines entered into a supplemental agreement with Boeing to purchase additional 10 Boeing B737 series aircraft. The aggregate catalogue price for those aircraft, including airframe and engines, is around US$699 million. According to the information provided by Boeing, the aggregate consideration for the acquisition was partly paid in cash by Xiamen Airlines, and partly through financing arrangements with banking institutions. The Boeing aircraft were delivered in stages to Xiamen Airlines during the period commencing from 2015 to October 2016.

On November 4, 2010, we entered into an A320 series aircraft purchase agreement and an A330-300 aircraft purchase agreement with Airbus S.A.S. to purchase 30 Airbus A320 series aircraft and six Airbus A330 series aircraft. According to the information provided by Airbus S.A.S., the catalogue price of six Airbus A330 series aircraft and 30 Airbus A320 series aircraft, including airframe and engines, is US$1.205 billion and US$2.575 billion, respectively. The aggregate consideration for the acquisition was partly paid by cash and partly by financing arrangements with banking institutions. The six Airbus A330 aircraft were delivered in stages to our Company during the period commencing from 2013 to 2014 and the 30 Airbus A320 series aircraft will be delivered in stages to our Company during the period commencing from 2012 to 2015.

On May 31, 2011, we entered into an aircraft acquisition agreement with Boeing to purchase six Boeing B777F freighters. According to the information provided by Boeing, the catalogue price of six Boeing B777F aircraft, including airframe and engines, is US$1,584 million. The aggregate consideration for the Acquisition was partly paid by cash and partly by financing arrangements with banking institutions. The six Boeing B777F freighters were delivered in stages to us during the period commencing from 2013 to 2015.

On May 9, 2011, Xiamen Airlines entered into an aircraft acquisition agreement to purchase six Boeing B787 series aircraft. According to the information provided by Boeing, the aggregate catalogue price, including airframe and engines, for the six Boeing B787 series aircraft is US$1,098 million. The aggregate consideration for the acquisition was partly paid in cash and partly through financing arrangements with banking institutions. The Boeing aircraft were delivered in stages to Xiamen Airlines during the period commencing from 2014 to 2015.

On February 28, 2012, we entered into an agreement with the Boeing Company to purchase 10 Boeing 777-300ER aircraft. According to the information provided by Boeing, the catalogue price of one Boeing B777-300ER aircraft, including airframe and engines, is around US$298 million. The aggregate consideration for the acquisition was partly paid in cash and partly through financing arrangements with banking institutions. The Boeing aircraft were delivered in stages to our Company during the period from 2014 to 2016.

On August 3, 2012, Xiamen Airlines entered into an agreement with Boeing to purchase 40 Boeing B737 series aircraft from Boeing. The aggregate catalogue price of the 40 Boeing B737 series aircraft is US$3.36 billion. The aggregate consideration for the acquisition was partly paid by cash and partly by financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2016 to 2019.

On December 5, 2012, we entered into the Airbus aircraft acquisition agreement with Airbus S.A.S. to purchase 10 Airbus A330-300 aircraft. The catalogue price of one Airbus A330-300 aircraft is US$188 million. The aggregate consideration for the acquisition was partly paid by cash and partly by financing arrangements with banking institutions. The Airbus aircraft were delivered in stages to our Company during the period commencing from 2014 to 2016.

On May 16, 2014, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 30 Airbus A320 series aircraft and 50 A320 NEO series aircraft. The catalogue price of one Airbus A320 series aircraft is priced differently in the range of US$85.8 million and US$110.1 million and one A320 NEO series aircraft is priced differently in the range of US$94.4 million to US$120.5 million. The aggregate consideration for the acquisition will be funded partly by internal resources of our Company and partly through commercial loans by commercial banks. The Airbus aircraft will be delivered in stages to our Company during the period commencing from 2016 to 2020.

On December 17, 2015, we entered into the aircraft acquisition agreement with Boeing to purchase 30 B737NG series aircraft and 50 B737 MAX series aircraft. The catalogue price of each B737NG series aircraft and B737 MAX series aircraft is priced about US$81.2 million and US$96.1 million, respectively. The aggregate consideration for the acquisition will be funded partly payable by cash and partly by financing arrangements with banking institutions. The Boeing aircraft will be delivered in stages to our Company during the period commencing from 2017 to 2021.

On December 23, 2015, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 10 Airbus A330-300 series aircraft. The catalogue price of one Airbus A330-300 series aircraft is priced about US$227.4 million. The aggregate consideration for the acquisition will be funded partly payable by cash and partly by financing arrangements with banking institutions. The Airbus aircraft will be delivered in stages to our Company during the period commencing from 2017 to 2019.

On April 26, 2016, Xiamen Airlines entered into the aircraft acquisition agreement with Boeing to purchase 10 B737-800 series aircrafts. The catalogue price of one B737-800 series aircraft is priced about US$85.06 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircrafts will be delivered in stages to our Company during the period commencing from 2017 to 2018.

On 27 July 2016, Xiamen Airlines entered into the aircraft acquisition agreement with Boeing to purchase six B787-9 series aircraft. The catalogue price of one is priced about US$230 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircrafts will be delivered in stages to our Company during the period commencing from 2016 to 2018.

On 12 October 2016, we entered into the aircraft acquisition agreement with Boeing to purchase 12 B787-9 series aircraft. The catalogue price of one is priced about US$271 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircrafts will be delivered in stages to our Company during the period commencing from 2018 to 2020.

Capital Expenditure

We had RMB29,454 million, RMB23,390 million and RMB26,481 million capital expenditures in 2016, 2015 and 2014 respectively. Of such capital expenditures in 2016, RMB10,487 million was financed by capital leases, RMB17,779 million was financed by bank borrowings while the remaining RMB1,188 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under our fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations. As of December 31, 2016, we had total capital commitments for aircraft, engines and related equipment of approximately RMB83,532 million.

B.	Business Overview

General

We provide commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics from the CAAC, we are one of the largest Chinese airlines and, as of the year end of 2016, ranked first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2016, our RPKs increased at a compound annual growth rate of 11.2% from 166,629 million in 2014 to 189,588 million in 2015 and 206,106 million in 2016 while its capacity, measured in terms of ASKs, increased at a compound annual growth rate of 10.5%, from 209,807 million in 2014 to 235,616 million in 2015 and 255,992 million in 2016. In 2016, our Group carried 115 million passengers and had passenger revenue of RMB102,502 million (approximately US$14,776 million).

We conduct a portion of our airline operations through our airline subsidiaries namely Xiamen Airlines, Shantou Airlines Company Limited ("Shantou Airlines"), Zhuhai Airlines Company Limited ("Zhuhai Airlines"), Guizhou Airlines Company Limited ("Guizhou Airlines"), Chongqing Airlines Company Limited ("Chongqing Airlines") and China Southern Airlines Henan Airlines Company Limited (“Henan Airlines”), (collectively, the "Airline Subsidiaries"). In 2016, the Airline Subsidiaries carried 42.32 million passengers and had passenger revenue of RMB29,006 million (approximately US$4,181 million) and accounted for 36.93% and 28.30% of our passengers carried and passenger revenue, respectively.

We also provide air cargo and mail services. Our cargo and mail revenue increased by 4.81% to RMB7,191 million (approximately US$1,037 million) in 2016 as compared with that of 2015. Our airline operations are fully integrated with our airline-related businesses, including aircraft maintenance, ground services and air catering operations.

As of December 31, 2016, we operated 1,060 routes, of which 787 were domestic, 232 were international and 41 were regional. We operate the most extensive domestic route network among all Chinese airlines. Our route network covers commercial centers and rapidly developing economic regions in Mainland China.

Our corporate headquarters and principal base of operations are located in Guangzhou, the capital of Guangdong Province and the largest city in southern China. Located in the rapidly developing Pearl River Delta region, Guangzhou is also the transportation hub of southern China and one of China’s major gateway cities. Guangzhou’s significance has increased as the transportation infrastructure of Guangdong Province has developed through the construction and development of expressways, an extensive rail network and the port cities of Guangzhou, Shenzhen, Zhanjiang, Zhuhai and Shantou.

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

Our operations primarily focus on the domestic market. In addition, our Group also operates regional routes and international flights. As of December 31, 2016, we had 41 regional routes and 232 international routes. Our regional operations include flights between destinations in Mainland China, Hong Kong, Macau and Taiwan. Our international operations include scheduled services to cities in Australia, Azerbaijan, Bangladesh, Cambodia, Canada, Dutch, France, German, India, Indonesia, Iran, Italy, Japan, Kenya, Kazakhstan, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Tajikistan, Thailand, Turkmenistan, United Arab Emirates (UAE), United Kingdom, United States of American (USA), Uzbekistan and Vietnam.

After joining Skyteam Alliance, we have established a network reaching over 1,062 destinations globally, connecting 177 countries and regions and covering major cities around the world.

As of December 31, 2016, we had a fleet of 702 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, 787, Airbus 320 series, 330, 380 etc. The average age of our registered aircraft was 6.6 years as of December 31, 2016.

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

CSAHC was restructured in 1994 and 1995 in anticipation of our initial public offering. The restructuring was effective through the establishment of our Company and the execution of the De-merger Agreement on March 25, 1995 by and between CSAHC and our Company. Upon the restructuring, our Company assumed substantially the entire airline and airline-related businesses, assets and liabilities of CSAHC, and CSAHC retained its non-airline-related businesses, assets and liabilities. All interests, rights, duties and obligations of CSAHC, whenever created or accrued, were divided between our Company and CSAHC based on the businesses, assets and liabilities assumed by each of them under the De-merger Agreement. Under the De-merger Agreement, CSAHC agreed not to conduct or participate or hold any interest in, either directly or indirectly, any business, activity or entity in or outside China that competes or is likely to compete with the commercial interests of our Group, although CSAHC may continue to hold and control its affiliates existing on the date of the De-merger Agreement and may continue to operate the businesses of such associates. Under the De-merger Agreement, CSAHC and our Company also agreed to indemnify each other against any losses, claims, damage, debts or expenses arising out of or in connection with the restructuring. As of the date of this Annual Report, no indemnity has been provided by either CSAHC or us.

In July 1997, we completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB1.00 per share, and the listing of the H Shares on the Hong Kong Stock Exchange and ADRs on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of our issued and outstanding shares of capital stock, consisting of 2,200,000,000 non-tradable domestic shares ("Domestic Shares"), par value RMB1.00 per share, were owned by CSAHC, which owned and exercised, on behalf of the Chinese government and under the supervision of the CAAC, the rights of ownership of such Domestic Shares. After giving effect to the private placement and the initial public offering, CSAHC maintained its ownership of the 2,200,000,000 Domestic Shares (representing approximately 65.2% of the total share capital of our Company), and became entitled to elect all the directors of our Company and to control the management and policies of our Group. The Domestic Shares and H Shares are both ordinary shares of our Company.

In July 2003, we issued 1,000,000,000 A Shares, par value of RMB1.00 per share, and listed these shares on the Shanghai Stock Exchange. Subsequent to the issuance of the A Shares, the shareholding of CSAHC in our Company was reduced from 65.2% to 50.30%.

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

Bonus Shares Issue by Conversion of Share Premium

On June 25, 2008, our shareholders approved issuance of bonus shares by way of conversion of share premium, and on August 14, 2008, the Ministry of Commerce approved the bonus share issue. The issue has been effected by conversion of share premium on the basis of five new shares, credited as fully paid, for every ten existing shares. Upon the completion of the bonus share issue, which is based on 4,374,178,000 shares in issue as of December 31, 2007, the number of paid up shares has increased by 2,187,089,000 shares to 6,561,267,000 shares.

Non-Public Subscriptions

On December 10, 2008, we entered into an A Shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and our Company conditionally agreed to allot and issue 721,150,000 new A Shares for a consideration of RMB2,278,834,000, equivalent to the subscription price of RMB3.16 per new A Share. Separately and on the same date, our Company and Nan Lung (a wholly-owned subsidiary of CSAHC) entered into an H Shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and our Company conditionally agreed to allot and issue 721,150,000 new H Shares for a consideration of RMB721,150,000, equivalent to the subscription price of RMB1.00 (equivalent to approximately HK$1.13) per new H Share. The subscription agreements were approved in the extraordinary general meeting and the respective class meetings of shareholders of A and H Shares on February 26, 2009. On June 3, 2009, we received the formal approval from CSRC for the proposed non-public issue of H Shares. On August 14, 2009, we received the formal approval from CSRC for the proposed non-public issue of A Shares. The issuance of 721,150,000 new A Shares to CSAHC and 721,150,000 new H Shares to Nan Lung were completed on August 20, 2009 and August 21, 2009, respectively.

On March 8, 2010, our board approved the placement of up to 1,766,780,000 new A shares to not more than 10 specific investors including CSAHC and the placement of not more than 312,500,000 new H shares to Nan Lung, a wholly-owned subsidiary of CSAHC. On the same date, our Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and our Company conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share. In addition, our Company and Nan Lung entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and our Company conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HK$2.73 per H share. The above placement and subscription agreements were approved in the extraordinary general meeting and the respective class meetings of shareholders of A and H shares on April 30, 2010. On September 8, 2010, we received the formal approval from CSRC for the proposed non-public issuance of H Shares. On September 15, 2010, we received the formal approval from CSRC for the proposed non-public issue of A Shares. In November 2010, we completed the placements of 1,501,500,000 new A shares and 312,500,000 H shares, among which 123,900,000 new A shares were issued to CSAHC at the subscription price of RMB6.66 per share, and 312,500,000 H shares were issued to Nan Lung at the subscription price of HK$2.73 per share.

On June 11, 2012, we entered into an A Shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and we conditionally agreed to allot and issue up to 487,804,878 A Shares for a consideration of not more than RMB2 billion, equivalent to the subscription price of approximately RMB4.1 per new A Share. The subscription agreement was approved in the extraordinary general meeting on August 10, 2012, which remained effective for a period of twelve months from the date of approval of the resolution at the general meeting. As of August 9, 2013, the relevant work regarding the 2012 Non-public A Share Issue of our Company had not been completed. The proposal for the 2012 Non-public A Share Issue of our Company and A Shares subscription agreement therefore were lapsed automatically due to the expiration of the resolution passed at the general meeting.

On March 27, 2017, we entered into an H Shares subscription agreement with American Airlines, Inc. (“American Airlines”), pursuant to which American Airlines conditionally agreed to subscribe and we conditionally agreed to issue 270,606,272 H Shares for a consideration of HK$1,553.28 million, equivalent to the subscription price of HK$5.74 per new H Share. The completion of the subscription agreement is upon the satisfaction or waiver (if applicable) of the following conditions on or before July 1, 2017 (or such other date as the parties may mutually agree in writing): (i) the listing of, and the permission to deal in, the subscription shares having been granted by the Listing Committee of the Hong Kong Stock Exchange and such listing and permission not having been revoked on or prior to the completion; (ii) our holding or having obtained a General Mandate to issue the subscription shares; (iii) approvals from SASAC and CSRC in connection with the transactions contemplated hereunder having been obtained; (iv) receipt of written confirmation from CAAC with respect to the commercial arrangement between the parties envisaged by the Framework Agreement by and between American Airlines and us dated March 27, 2017, and the agreement in relation to the commercial arrangement having not been terminated on or before the completion date; and (v) other usual and customary conditions. Key principles of the above mentioned Framework Agreement include: (i) except for certain permitted transfers, American Airlines shall not dispose of any of the subscription shares for a period of three years (the “Lock-up Period”) following the purchase of the subscription shares unless any Lock-up termination event occurs; (ii) after the expiry of Lock-up Period, American Airlines shall have the right to dispose of the subscription shares, and we shall have a right of first refusal to purchase such subscription shares; after the Lock-Up Period, American Airlines shall notify us of its first disposal of subscription shares within three business days following the consummation of such sale, and shall announce any subsequent disposals as and if required by applicable law; (iii) whilst the Framework Agreement is in effect, in the event we or any of our subsidiaries intends to sell or issue, or enter into any agreement to sell or issue, equity or equity linked securities or any such subsidiary to any airline that is then a member of or is participating in an airline alliance as agreed by American Airlines and us (other than a PRC Mainland airline company), or any affiliate of any such airline, American Airlines shall have a right of first refusal to purchase such securities; and (iv) subject to applicable laws (including the Hong Kong Listing Rules), our Board will appoint one person to serve as an observer to our Board at the request of American Airlines (the “Board Observer”), and the Board Observer is allowed to attend all meetings of our Board whether in-person or by telephone or video-conference but will not be entitled to vote as a director; the Board Observer will be subject to the same non-disclosure, insider trading restrictions and conflicts of interest policies and procedures as and to the extent the same apply to the members of our Board from time to time, and the Board Observer will no longer serve as the observer to our Board if any Board Observer termination event occurs.

Issuance of Ultra-short-term and Short-term Financing Bills and Medium-term Notes

On April 18, 2008, our board approved the proposed issuance of short-term financing bills in the principal amount of up to RMB4 billion in the PRC, and the submission of this proposal to the annual general meeting for the shareholders’ approval. On June 25, 2008, our shareholders approved such proposed bill issuance at the annual general meeting for the year 2007. We believed that the bill issuance would provide a further source of funding at an interest rate which was expected to be lower than that for loans from commercial banks, lower the financing cost of borrowings for us, and was in the interests of us and our shareholders as a whole. Our Company received the acceptance from National Association of Financial Market Institutional Investors to register our Company’s short-term financing bills in the amount of RMB3.5 billion for a period up to September 10, 2010. The bills were jointly underwritten by China CITIC Bank Cooperation Limited and Bank of China Limited. In October 2008, we issued short-term financing bills with total face value of RMB2 billion with a bearing coupon interest rate at 4.7% and a maturity period of one year for funding of the business activities of our Company.

On May 28, 2008, our board approved the proposed issuance of medium term notes by our Company in the principal amount of up to RMB1.5 billion and the submission of such proposal to the shareholders for their consideration and approval. On June 25, 2008, shareholders of our Company approved such notes issuance at the annual general meeting for the year 2007. Our Company believed that the notes issue would provide a further source of medium to long term funding at an interest rate lower than the best lending rate for loans from commercial banks, lower the finance costs of borrowings for us and improve our debt structure. As of the date of this Annual Report, we have not issued any medium term notes, even though it has been approved by our board and shareholders.

In order to capitalize on opportunities in the market and improve the flexibility and efficiency of financing, on June 25, 2012, our Board resolved to obtain a general and unconditional mandate from shareholders to issue potential debt financing instruments, in one or multiple tranches, within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations. On the extraordinary general meeting held on August 10, 2012, shareholders approved the authorization given to our Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranches, debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations. According to the resolution, on October 31, 2012, our Board approved to apply to National Association of Financial Market Institutional Investors for registration to issue, in one or multiple tranches, ultra-short-term financing bills with an aggregate principal amount of to RMB10 billion, according to our capital needs and the market conditions. Our Company has completed the issuance of the first tranche of ultra-short-term financing bills on February 8, 2013. The total issuance amount of the first tranche financing bills was RMB0.5 billion, with a maturity period of 180 days, a par value per unit of RMB100 and a nominal interest rate of 3.9%.

On March 21, 2014, our Company completed the issuance of the first tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the "2014 First Tranche Financing Bills"). The total issuance amount of the 2014 First Tranche Financing Bills was RMB3 billion, with a maturity period of 180 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

On April 17, 2014, our Company completed the issuance of the second tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the "2014 Second Tranche Financing Bills"). The total issuance amount of the 2014 Second Tranche Financing Bills was RMB3 billion, with a maturity period of 270 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

On August 14, 2014, our Board approved to make an application to National Association of Financial Market Institutional Investors for the registration and issuance of medium-term notes with an aggregate maximum principal amount of RMB10 billion for the purpose of replenishing the working capital and optimizing the debt structure of our Company. The annual general meeting for the year 2014 of our Company held on June 30, 2015 approved to make an application to the National Association of Financial Market Institutional Investors for the registration of ultra-short-term financing bills with the aggregate maximum principal amount of RMB14 billion (the "Ultra-short-term Financing Bills"), and the Ultra-short-term Financing Bills within the mentioned issuance size will be issued in one tranche or multiple tranches according to the funding needs and the market conditions. As of the date of this Annual Report, we have not issued any medium term notes.

On November 19, 2015, our Company completed the issuance of the first tranche of ultra-short-term financing bills for the year 2015 (the "2015 First Tranche Financing Bills"). The total issuance amount of the 2015 First Tranche Financing Bills was RMB3 billion, with a maturity period of 270 days, a par value per unit of RMB 100 and a nominal interest rate of 3.20%.

On November 24, 2015, our Company completed the issuance of the second tranche of ultra-short-term financing bills for the year 2015 (the "2015 Second Tranche Financing Bills"). The total issuance amount of the 2015 Second Tranche Financing Bills was RMB2 billion, with a maturity period of 180 days, a par value per unit of RMB 100 and a nominal interest rate of 3.04%.

On November 30, 2015, our Company completed the issuance of the third tranche of ultra-short-term financing bills for the year 2015 (the "2015 Third Tranche Financing Bills"). The total issuance amount of the 2015 Third Tranche Financing Bills was RMB3 billion, with a maturity period of 268 days, a par value per unit of RMB 100 and a nominal interest rate of 3.16%.

On March 8, 2016, our Board approved to make an application to National Association of Financial Market Institutional Investors for the registration and issuance of medium-term notes and ultra-short-term financing bills with an aggregate maximum principal amount of RMB5 billion and RMB10 billion respectively and the ultra-short-term financing bills within the mentioned issuance size will be issued in one tranche or multiple tranches according to the funding needs and the market conditions for the purpose of replenishing the working capital and optimizing the debt structure of our Company. The National Association of Financial Market Institutional Investors has approved the registration both the medium-term notes and ultra-short-term financing bills.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,300 million on August 15, 2016 and August 16, 2016 at an interest rate of 2.97%. The medium-term notes mature in three years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on October 20, 2016 at an interestrate of 3.11%. The medium-term notes mature in five years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,800 million on November 21, 2016 at an interest rate of 3.38%. The medium-term notes mature in three years.

In 2016, the Group completed the issuance of ultra-short-term financing bills as below:

Financing Bills	Par Value(RMB)	Issuance Date	Maturity Period (Days)	Issuance amount (RMB million)	Nominal Interest Rate
2016 First Tranche Financing Bills	100	February 25, 2016	270	2,000	2.66%
2016 Second Tranche Financing Bills	100	March 17, 2016	179	2,000	2.60%
2016 Third Tranche Financing Bills	100	April 25, 2016	90	2,000	2.90%
2016 Fourth Tranche Financing Bills	100	June 22, 2016	92	2,000	2.79%
2016 Fifth Tranche Financing Bills	100	August 12, 2016	270	2,000	2.53%
2016 Sixth Tranche Financing Bills	100	August 15, 2016	182	2,000	2.49%
2016 Seventh Tranche Financing Bills	100	August 22, 2016	240	2,000	2.57%
2016 Eighth Tranche Financing Bills	100	September 9, 2016	269	2,000	2.60%
2016 Nineth Tranche Financing Bills	100	September 19, 2016	268	2,000	2.70%
2016 Tenth Tranche Financing Bills	100	October 18, 2016	268	2,000	2.68%
2016 Eleventh Tranche Financing Bills	100	November 15, 2016	267	2,000	3.05%
2016 Twelfth Tranche Financing Bills	100	December 8, 2016	88	2,000	3.71%
2016 Xiamen Airlines First Tranche Financing Bills	100	April 25, 2016	270	2,000	3.02%
2016 Xiamen Airlines Second Tranche Financing Bills	100	April 27, 2016	90	1,300	2.90%
2016 Xiamen Airlines Third Tranche Financing Bills	100	May 12, 2016	90	1,300	2.86%
2016 Xiamen Airlines Fourth Tranche Financing Bills	100	May 16, 2016	120	800	2.92%
2016 Xiamen Airlines Fifth Tranche Financing Bills	100	May 20, 2016	150	500	2.95%
2016 Xiamen Airlines Sixth Tranche Financing Bills	100	June 3, 2016	270	500	3.00%
2016 Xiamen Airlines Seventh Tranche Financing Bills	100	July 20, 2016	270	700	2.71%
2016 Xiamen Airlines Eighth Tranche Financing Bills	100	July 25, 2016	240	700	2.70%
2016 Xiamen Airlines Nineth Tranche Financing Bills	100	September 9, 2016	255	600	2.75%
2016 Xiamen Airlines Tenth Tranche Financing Bills	100	September 21, 2016	270	1,500	2.79%

Issuance of Corporate Bonds

On November 13, 2015, our Company was approved by the CSRC to publicly issue corporate bonds (the "Corporate Bonds") in the amount of not more than RMB19 billion to qualified investors. The issuance of the Corporate Bonds shall be conducted in multiple tranches. The issuance of the first tranche must be completed within 12 months from the date of the approval and the issuance of the remaining tranches must be completed within 24 months from the date of the approval. On November 20, 2015, our Company issued the first tranche of 2015 corporate bonds of RMB3,000 million with an interest rate of 3.63% per annum due 2020. On March 3, 2016, our Company issued the first tranche of 2016 corporate bonds of RMB5,000 million with an interest rate of 2.97% per annum due 2019. On May 25, 2016, our Company issued the second tranche of 2016 corporate bonds of RMB5,000 million with an interest rate of 3.12% per annum due 2021.

Route Network

Overview

We operate the most extensive route network among all Chinese airlines. As of December 31, 2016, we operated 1,060 routes consisting of 787 domestic routes, 41 regional routes and 232 international routes.

We continually evaluate our network of domestic, regional and international routes in light of our operating profitability and efficiency. We seek to coordinate flight schedules with the Airline Subsidiaries on shared routes to maximize load factors and utilization rates. The acquisition of domestic, regional and international routes is subject to approval of the CAAC, and the acquisition of regional and international routes is also subject to the existence and the terms of agreements between the Chinese government and the government of the Hong Kong SAR, the government of the Macau SAR, the government of Taiwan province and the government of the proposed foreign destination.

In order to expand our international route network, we have entered into code-sharing agreements with several international airlines, including Aeroflot-Russian Airlines, Air France, CSA Czech Airlines, Asiana Airlines, China Airlines, China Eastern Airlines, Delta Air Lines, Japan Airlines International, Kenya Airways, KLM Royal Dutch Airline, Korean Air, Mandarin Airlines, Pakistan International Airlines, PT Garuda Indonesia (Persero) Tbk., Qantas Airways Limited, Vietnam Airlines, WestJet, Alitalia-Linee Aeree Italiane, and Virgin America. Under the code-sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by us to passengers using our codes. Similarly, we are permitted to sell tickets for the other participating airlines using our "CZ" code. The code-sharing agreements help increase the number of our international sales outlets. After joining Skyteam Alliance, we have further established a network reaching 1,062 destinations globally, connecting 177 countries and regions and covering major cities around the world.

The following table sets forth certain statistical information with respect to our passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail arrived (tons)		Total traffic (tons kilometers)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in thousands)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2014	100.91	9.9	1,433	12.3	19,780	13.2
2015	109.42	8.4	1,511	5.4	22,388	13.2
2016	114.62	4.8	1,613	6.7	24,387	8.9

Route Bases

In addition to our main route bases including Guangzhou as core hub, Beijing as major hub, Urumqi as regional hub and Chongqing as seasonal hub, we maintain regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Haikou, Zhuhai, Xiamen, Shanghai, Xi’an, Fuzhou, Nanning, Guilin, Shantou, Guiyang and Sanya. Most of its regional route bases are located in provincial capitals or major commercial centers in the PRC.

We believe that our extensive network of route bases enable it to coordinate flights and deploy our aircraft more effectively and to provide more convenient connecting flight schedules and access service and maintenance facilities for our aircraft. We believe that the number and location of these route bases may enhance our ability to obtain the CAAC’s approval of requests by our Group to open new routes and provide additional flights between these bases and other destinations in China. Current regulations of the CAAC generally limit airlines to operations principally conducted from their respective route bases.

Domestic Routes

Our domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2016, our most profitable domestic routes were between: Shenzhen-Beijing, Guangzhou-Beijing, Beijing-Shenzhen; Shanghai-Shenzhen; Shanghai-Guangzhou; Beijing- Guangzhou; Urumqi-Beijing.

Regional Routes

We offer scheduled service between Hong Kong and Beijing, Shenyang, Meixian, Wuhan, Yiwu, Shantou, Xiamen, Wuyishan, Quanzhou; and between Taipei and Guangzhou, Shanghai, Fuzhou, Hangzhou, Xiamen, Shenyang, Changsha, Wuhan, Dalian, Guilin, Harbin, Guiyang, Zhengzhou, Changchun, Zhangjiajie, Nanning, Shantou, Yiwu, Quanzhou, Yanji and Shenzhen. In 2016, the most profitable scheduled regional routes were between: Taipei-Guangzhou; Shenzhen-Taipei; Taipei-Shenzhen; Guangzhou-Taipei; Shanghai-Taipei; Taipei-Shanghai; Taipei-Harbin; Taipei-Changchun; Hong Kong-Taipei.

In 2016, we conducted a total of 34,515 flights on our regional routes, accounting for approximately 12% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in Mainland China according to CAAC statistics briefing.

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Other than that, travellers between Taiwan and Mainland China had to make use of intermediate stops in Hong Kong or elsewhere. Since July 2008, however, the ban on direct flights was further liberalized to allow direct charter flights on weekends. We were the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, the Mainland China and Taiwan agreed to have regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 16, 2016, there were 364 cross-Strait direct passenger flights a week.

International Routes

We are the principal Chinese airline serving southeast Asian destinations and Australasia, including Singapore and major cities in Australia, New Zealand, Bangladesh, Indonesia, Thailand, Malaysia, Philippines, Vietnam, Myanmar and Cambodia.

In addition, we also provide scheduled services to cities in Australia, Azerbaijan, Bangladesh, Cambodia, Canada, Dutch, France, German, India, Indonesia, Iran, Italy, Japan, Kenya, Kazakhstan, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Tajikistan, Thailand, Turkmenistan, United Arab Emirates (UAE), United Kingdom, United States of American (USA), Uzbekistan, and Vietnam. Since joining Skyteam Alliance, we have established a network reaching over 1,062 destinations globally, connecting 177 countries and regions and covering major cities around the world.

In 2016, our most profitable international routes were: Seoul-Shenyang, Seoul-Dalian, Dalian-Seoul, Guangzhou-Wuhan-San Francisco; Shenyang-Seoul, Seoul-Yanji, Beijing-Guangzhou-Phnom Penh, Phnom Penh-Guangzhou-Beijing.

Aircraft Fleet

Our fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient and old aircraft. As of December 31, 2016, we operated a fleet of 702 aircraft with an average age of 6.6 years. Most aircraft of our Group are Boeing and Airbus aircraft. We have the largest fleet among Chinese airline companies. Among all the aircraft, 448 aircraft operated by our Group are leased pursuant to various types of leasing arrangements. Please see the table below for an analysis of our aircraft in terms of average age and respective passenger capacity.

Model	Number of Aircraft	Passenger Capacity
Boeing 787-8	16	228/237
Boeing 787-9	1	287
Boeing 777-300ER	10	309
Boeing 777-200	4	360
Boeing 757-200	10	174/180/192/196/197
Boeing 737-800	269	159/161/164/170
Boeing 737-700	45	120/128
Boeing 737-300	3	126
Boeing 747-400F	2	N/A
Boeing 777-200F	12	N/A
Airbus 380-800	5	506
Airbus 330-300	22	275/284
Airbus 330-200	16	218/258
Airbus 321	89	179/195
Airbus 320	133	152/166
Airbus 319	37	122/138
Airbus 320-200NEO	2	166
EMB190	26	98
Total	702	N/A

In 2016, we continued to expand and modernize our aircraft fleet. During 2016, we (i) took scheduled delivery of 21 aircraft under purchase agreements, including 5 A320-300, 10 A321-200, 3 A330-300, 3 B777-300ER; (ii) took scheduled delivery of 9 B737-800 and 2 A320-200neo under operating leases; (iii) returned 6 A319-100 and 5 B737-700 under operating leases upon expiry; and (iv) disposed of 7 B757-200.

During 2016, Xiamen Airlines (i) took scheduled delivery of 18 B737-800 aircraft under operating leases; (ii) took scheduled delivery of 1 B787-9 under financing leases; and (iii) took scheduled delivery of 2 B737-800 with own funds.

In April and July 2016, Xiamen Airlines entered into the aircraft acquisition agreement with Boeing for the acquisition of 10 B737-800 series and six B787-9 series aircraft, respectively, to be delivered from 2017 to 2018 and from 2016 to 2018, respectively.

In October 2016, we entered into the aircraft acquisition agreement with Boeing for the acquisition of 12 B787-9 series aircraft to be delivered from 2018 to 2020.

Aircraft Financing Arrangements

Overview

A significant portion of our aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity mainly ranging from one to fourteen years. As of December 31, 2016, of the Group’s 702 aircraft, 204 aircraft were operated under capital leases, 244 were operated under operating leases, 254 were either owned aircraft financed by long-term mortgage loans, or acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. Our planned acquisition of aircraft in the foreseeable future will generally be made through acquisition by bank loans and our own funds, and pursuant to operating leases or capital leases. Our determination as to our acquisition strategy depends on our evaluation at the time of our capacity requirements, anticipated deliveries of aircraft, our capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2016, the number of aircraft operated by our Group pursuant to capital and operating leases and the average remaining terms, of such leases.

	Capital Lease	Operating Lease	Average Remaining Lease Term
Model	Number of Aircraft	Number of Aircraft	Year
Boeing 787-8	14	2	8.02
Boeing 787-9	1	0	10.00
Boeing 737-800	63	121	6.23
Boeing 737-700	7	4	0.70
Boeing 777-200F	5	0	9.82
Boeing 777-300ER	9	0	9.64
Airbus 380-800	2	0	6.67
Airbus 330-300	13	8	6.96
Airbus 330-200	11	2	3.95
Airbus 321-200	35	22	6.16
Airbus 320-200	39	40	6.67
Airbus 319-100	1	23	2.76
Airbus 320-200NEO	0	2	10.00
EMB190	4	20	3.33
Total	204	244	5.99

Capital leases

The majority of the capital leases in respect to aircraft and related equipment have terms of 10 to 15 years expiring during the years 2017 to 2030. As of December 31, 2016, our aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB71,388 million. Our capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to our Group. Under its capital leases, we generally have an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, our obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

As of December 31, 2016, our aggregate future minimum lease payments required under its operating leases were RMB61,215 million. As of the year end of 2016, our operating leases had original terms generally ranging from five to fifthteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to twelve years. Pursuant to the terms of the operating leases, our Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under our operating leases, our Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, our Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

For capital leases or operating leases, we are obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to withhold PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 6.0% to 10.0% of the lease payments, or in certain cases, the interest components of such payments for capital lease. The PRC withholding tax payable in respect of the lease arrangements amounting RMB237 million, RMB291 million and RMB257 million during 2016, 2015 and 2014 respectively, has been included as part of the lease charges.

Aircraft Flight Equipment

The jet engines used in our aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. We had 94 spare jet engines for our fleet as of the year end of 2016 and 2015, respectively. We determine our requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for our aircraft are generally handled by Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a subsidiary we acquired from CSAHC in August 2016, in consideration of an agency fee. We arrange the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keeps an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

A major part of the maintenance for our fleet other than overhauls of jet engines is performed by Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO"), an entity jointly controlled by our Company, Hutchison Whampoa ("Hutchison") and South China International Aircraft Engineering Company Limited, consistent with our strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for our fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft ("line maintenance services") to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China having been certified as a repair station by both the CAAC and the Federal Aviation Administration. In March 1998, GAMECO received the Joint Civil Aviation Authorities certificate, which was transferred to European Aviation Safety Agency certification in November 2004, for the repair and maintenance of aircraft and aircraft engines.

We believe that GAMECO performs major maintenance checks on our aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capacity include overhaul of more than 47.9% of our aircraft. Although rotables for our aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. Our agreement with GAMECO usually has a term of one year.

Overhauls of jet engines are performed by Zhuhai MTU, a former jointly controlled entity of our Company and MTU Aero Engines GmbH, and also by domestic qualified service providers in Xiamen (TEXL), Hong Kong (HAESL) and Taiwan (EGAT), and by overseas qualified service providers in USA, Germany, Korea, Singapore, France, New Zealand, Poland, and Thailand. On September 28, 2009, our Company entered into an agreement with CSAHC to sell its 50% equity interest in Zhuhai MTU to CSAHC at a consideration of RMB1,607,850,000. The transfer was completed in February 2010.

The amounts incurred by our Group for comprehensive maintenance services provided by GAMECO and Zhuhai MTU were RMB3,897 million, RMB3,028 million and RMB2,095 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Safety

We endeavor to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, we have adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of our Company implements safety-related training programs on an ongoing basis in all of our operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. For "incidents" which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, our Group has kept the number consistently below what is prescribed by the CAAC. For example, our Company’s "Air Transportation Incidents Per Ten Thousands Hours Ratio" was 0.005, 0.034 and 0.012 in 2016, 2015 and 2014, respectively. In comparison, CAAC’s published maximum acceptable Air Transportation Incidents Per Ten Thousands Hours Ratio was 0.14, 0.5 and 0.5 in 2016, 2015 and 2014, respectively. This ratio is defined as the number of occurrences of air transportation incident for every 10,000 hours of flight time. In 2013, we strengthened our flight safety management on the internal and external safety requirements. In 2008, we received the "Five-Star Flight Safety Award" from CAAC, being the first in domestic aviation industry to receive such a great honor. Subsequently in 2012, we were awarded the "Safe Flight Diamond Award" by CAAC for our 10,000,000 safety flight hours record, also being the first in domestic aviation industry to receive such a great honor. By December 31, 2016, our Company’s continuous safe flight span totaled to 1.809 million hours.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. Our jet fuel costs accounted for 22.4%, 25.9% and 35.6% of our operating expenses for the years ended December 31, 2016, 2015 and 2014, respectively. Like all Chinese airlines, we are generally required by the Chinese government to purchase our jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Sanya, Haikou, Shanghai Pudong where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994. In 2007 through the first half of 2008, the crude oil prices in the international market reached historic highs. In response to the pressure imposed by such soaring prices, on November 1, 2007 and June 20, 2008, respectively, NDRC increased the domestic price for jet fuel. Thereafter, in order to reduce fuel cost pressure faced by Chinese airlines, NDRC approved reductions in domestic prices for jet fuel in 2008 and 2009. However, starting from February 2009, the crude oil price in the international market continued to increase and maintained at a high level in 2013. However, influenced by excessive oil supply, global economic weakness and the strong US$, the international oil prices have been trending downward since 2014. Our jet fuel costs decreased from RMB26,274 million in 2015 to RMB 23,799 million in 2016 as a result of the decrease in average jet fuel prices from 2015 to 2016.

In addition to purchases of jet fuel from CAOSC, we are also permitted by the Chinese government to purchase a portion of our jet fuel requirements for our international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 15.96% and 16.44% of our total jet fuel consumption in 2016 and 2015, respectively.

Fuel Surcharge

The NDRC has increased the rate of fuel surcharge from RMB 0.00002543 per kilometer to RMB 0.00002641 per kilometer, starting from April 1, 2016 and ending on March 31, 2017. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB5,000 per ton, the airlines are allowed to charge RMB0.00002641 per kilometer for the flight distance. From April 1, 2015, The NDRC has adjusted the benchmark oil price to RMB5,000 per ton, for every RMB100 by which the cost of jet fuel exceeds that price, the airlines are allowed to charge RMB0.00002543 per kilometer for the flight distance. Our profit for the year may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control.

Flight Operations

Flight operations for our flights originating in Guangzhou are managed by our flight operations and marketing divisions, which are responsible for formulating flight plans and schedules consistent with route and flight approvals received from the CAAC. Our Company’s flight operations center in Guangzhou is responsible for the on-site administration of flights, including the dispatch and coordination of flights, deployment of aircraft, ground services and crew staffing. In addition, each of the Airline Subsidiaries maintains flight operations centers at all servicing airports for on-site administration of their flights. Our general dispatch offices are responsible for monitoring conditions of our route network, administering our flight plans, collecting and monitoring navigation data and analyzing and monitoring airport conditions.

To enhance our management of flight operations, our computerized flight operations control system (SOC) began operation in May 1999. The system utilizes advanced computer and telecommunications technology to manage our flights on a centralized, real-time basis. We believe that the system will assist us to (i) compile flight schedules more efficiently; (ii) increase the utilization of aircraft; (iii) allow real-time tracking of all of our flights; and (iv) improve coordination of our aircraft maintenance and ground servicing functions.

Training of Pilots and Flight Attendants

We believe that our pilot training program, which was established in cooperation with the CAAC affiliated Beijing University of Aeronautics and Astronautics (the "BUAA"), has significantly improved the quality of the training received by our pilots and has helped maintain the quality of our staff of pilots at a level consistent with the expansion of operations called for by our business strategy.

In our pilot training program, trainees have two years of theoretical training at the BUAA. After successful completion of academic and physical examinations, the trainees receive flight training for a period of approximately 20 months at the Flying College, a company that is 48.12% owned by our Company, 4.76% owned by CSAHC and 47.12% owned by a third party shareholder. Each trainee at the Flying College is required to fly at least 250 hours before being awarded a flight certificate. Graduates of the BUAA and the Flying College are hired by our Group as trainee pilots after passing a CAAC-administered examination to obtain a pilot license. The total training period for our trainee pilots is approximately four years. We had about 3,165 trainees as of April 21, 2017. Approximately 650 trainees are expected to graduate by the end of 2017.

As part of the pilot training program, trainee pilots receive their initial training in the operation of a specific aircraft with Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity between our Company and CAE International Holdings Limited, which also provides training to pilots from other Chinese airlines. Zhuhai Xiang Yi is equipped with simulators for majority models of aircraft currently operated by our Group and provides flight simulation training services to our Group.

Our pilots are required to be licensed by the CAAC, which requires an annual proficiency check. Our pilots attend courses in simulator training twice annually and in emergency survival training once annually. We also conduct regular advanced training courses for captains and captain candidates. Pilots advance in rank based on number of hours flown, types of aircraft flown and their performance history.

We funded the training of our recruited pilots in previous years and, as a result, incurred significant costs over the years. Recently, there has been a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change will not only cut down our training expenses significantly, but also ensures the long-term dedicated service of the pilots. Starting from 2007, we began to recruit pilots under the self-sponsored training arrangement. On December 5, 2007, August 27, 2008, August 27, 2009, August 26, 2010 and September 9, 2011, our Board approved our Company to provide a guarantee with joint liability for the loans incurred under the self-sponsored pilot training program in an aggregate amount of RMB90,858,000, not more than RMB213,600,000, not more than RMB184,750,000, not more than RMB179,269,600 and not more than RMB83,850,000, respectively. On December 29, 2009, Xiamen Airlines, 51% owned subsidiary of our Company agreed to provide a guarantee with joint liability for the loans incurred under the partial self-sponsored pilot training program in an aggregate amount of not more than RMB100 million up to December 31, 2013. As of December 31, 2016, we have provided guarantees with joint liability for the loans of such self-sponsored pilots in an aggregate amount of RMB696 million under which an aggregate of personal bank loans of RMB409 million were drawn down from the banks. For the year ended December 31, 2016, we made repayments of RMB4 million due to the default of payments of certain pilot trainees.

Under the program, the self-sponsored pilots are bound to enter into service contracts with our Group when they finish their training courses. They have the choice to repay their loans in advance or in installments.

We conduct theoretical and practical training programs for our flight attendants at our Flight Attendants Training Center in Guangzhou (the "Guangzhou Training Center"). The Guangzhou Training Center is equipped with computerized training equipment, as well as simulator cabins for all models of aircraft currently operated by our Group. At the Guangzhou Training Center, flight attendants of our Group receive comprehensive training in areas such as in-flight service, emergency evacuation and water rescue.

Ground Services

We make arrangements with airport authorities, other airlines or ground services companies for substantially all ground facilities, including runway, ramp, terminal and support services buildings, at each airport that it serves. We pay landing, parking and other fees to such airports, including Guangzhou Baiyun International Airport (the "Guangzhou Baiyun Airport"). At domestic airports, such fees are generally determined by the CAAC.

At Guangzhou Baiyun Airport, we operate our own passenger check-in, cargo, mail and baggage handling, aircraft maintenance and cleaning services. We also provide such services to our customer airlines that operate in Guangzhou Baiyun Airport.

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

Air Catering

We own a 55% equity interest in Guangzhou Nanland Air Catering Company Limited ("Nanland"). Nanland provides in-flight meals, snacks, drinks and related services for all of our flights originating in Guangzhou and substantially all other flights departing from Guangzhou Baiyun Airport. We contract with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry.

In order to optimize assets structure, tighten cost control, reduce the number of connected transactions and enhance the independence of operations in the long-run, our Company acquired a 100% equity interest in China Southern Airlines Group Air Catering Company Limited ("SAG Air Catering") on August 31, 2007 from CSAHC. SAG Air Catering provides in-flight meals for flights of our Group originating or stopping at domestic airports, mainly in northern China and Xinjiang regions.

Cargo and Mail

We also provide air cargo and mail services. A significant portion of these services are combined with passenger flights services. In 2016, we had two Boeing 747 freighters and twelve Boeing 777 freighters, mainly servicing 12 international cargo routes, including Guangzhou–Chongqing–Amsterdam–Guangzhou, Guangzhou–Amsterdam–Guangzhou, Guangzhou–London-Frankfurt-Guangzhou, Guangzhou-Frankfurt-Guangzhou, Guangzhou-Anchorage-Los Angeles-Guangzhou, Guangzhou-Hefei-Anchorage-Los Angeles-Hefei-Guangzhou, Guangzhou-Ho Chi Minh City-Hanoi-Guangzhou, ShanghaiPudong-Amsterdam-Chongqing-ShanghaiPudong, ShanghaiPudong-Amsterdam-ShanghaiPudong, ShanghaiPudong–Frankfurt–ShanghaiPudong, ShanghaiPudong–Anchorage–Chicago–ShanghaiPudong, ShanghaiPudong–Los Angeles–ShanghaiPudong. We conduct our cargo business primarily through our cargo hubs in Guangzhou and Shanghai.

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

Our ticket sales and reservations are conducted by or through independent sales agents and our own network of exclusive sales offices as well as the CAAC’s sales offices and CSAHC’s affiliates. We have sales offices in Guangzhou and our other route bases. In addition, we maintains regional sales offices in other cities in China, including Beijing and Shanghai. We maintain international sales offices in Almaty, Amsterdam, Ashkhabad, Auckland, Baku, Bangkok, Bishkek, Brisbane, Busan, Chicago, Christchurch, Daegu, Daejeon, Delhi, Dhaka, Dubai (Sharjah), Dushanbe, Frankfurt, Fukuoka, Hanoi, Hiroshima, Ho Chi Minh City, Irkutsk, Islamabad, Istanbul, Jakarta, Jeddah, Kathmandu, Khabarovsk, Khudzhand, Kitakyushu, Kuala Lumpur, London, Los Angeles, Manila, Melbourne, Moscow, Nagoga, New York, Niigata, Novosibirsk, Nairobi, Oakland, Osaka, Osh, Paris, Penang, Perth, Phnom Penh, Phuket, San Francisco, Sapporo, Sendai, Seoul, Siem Reap, Singapore, Sydney, Tashkent, Tehran, Tokyo, Toyama, Tbilisi, Vancouver, Vladivostok, Vienna and Yangon.

We have agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2016, over 42% of all ticket sales for our scheduled flights were made by our network of sales offices and CSAHC’s affiliates. We also sell tickets and accepts reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with these sales agents, we pay commissions based on the value of tickets sold. We pay independent sales agents a commission of 1.58% of the ticket price. Sales agents are typically permitted to withhold their commission from the proceeds of ticket sales that are remitted to our Group. In 2016, sales by independent sales agents accounted for less than 58% of our ticket sales of our scheduled flights.

Substantially all of our sales offices and agents in China are linked electronically to the TravelSky Technology Limited’s computerized ticketing and reservations system, which is in turn linked to all domestic airlines for flights throughout China. We have also entered into membership agreements with several international reservation systems, including ABACUS in Southeast Asia, SABRE and GALILEO in the United States, AMADEUS in Europe and INFINI in Japan. These systems facilitate reservations and sales of tickets for our international flights. In 2008, we further improved and optimized our online sales network, and launched Tencent sales counters in cooperation with Tencent Technology Limited, thus expanded the consumer sales network of our Group. Meanwhile, our Group upgraded and reconstructed the SMS platform, which provided SMS information services on mileage, flight schedule, flight status and air ticket price, and launched the "95539" services hotlines.

Cargo

Our cargo and mail services are promoted through our own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, our Group employs a number of cargo agents in the Pearl River Delta region. In 2016, we generally pays the cargo agents an average commission of 0.42% of the relevant cargo freight rate for domestic and international services, of which the commission of cargo agents in the Pearl River Delta region is 0.72%.

Promotional and Marketing Activities

We engage in regular promotional and marketing activities in an effort to increase our market share. Our promotional and marketing activities for domestic routes emphasize safety, passenger comfort and the frequency of our flights. Our promotional and marketing activities for international and regional passengers emphasize our quality of service, extensive route network in China and greater frequency of flights relative to other Chinese airlines. We were among the first to launch premium economy class of seating. In addition, we also promote and markets our regional and international routes on the basis of price competitiveness.

We seek to increase our name recognition by offering new services to passengers. For example, our Group was the first Chinese airline to provide off-airport check-in services. We also offered transfer and baggage "through-handling" services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. We widened our use of information technology and introduced new services such as cell phone check-in, SMS platforms and online meal booking. In 2016, we strengthened the cooperation with Air France-KLM by co-promotion, agent and corporate joint visits and workshops, further integrating resources to benefit to both parties. Along with new route launches of Guangzhou - Nairobi, Guangzhou - Christchurch and Guangzhou - San Francisco, our Group held workshops in the origin and destination cities, announcing our new flights to local agents and clients. Besides, our Group cooperated with government agencies, Tourism Australasia and Tourism New Zealand, to promote and attract people to Australia and New Zealand. In addition, we broadcast the first micro film “Dream from the Heart”, successfully expressed our brand, social responsibility and customer-oriented services.

We engage in regular promotional and marketing activities in an effort to increase our market share. Our promotional and marketing activities for domestic routes emphasize safety, passenger comfort and the frequency of our flights. Our promotional and marketing activities for international and regional passengers emphasize our quality of service, extensive route network in China and greater frequency of flights relative to other Chinese airlines. We were among the first to launch premium economy class of seating. In addition, we also promote and market our regional and international routes on the basis of price competitiveness.

On the wake of permitted direct flights on weekends between Taiwan and Mainland China starting from July 4, 2008, our Company became the first Chinese carrier to fly nonstop to Taiwan. By taking advantage of such further liberalized air travel policy between Taiwan and Mainland China, our Company has taken measures to explore opportunities presented by and increase our name recognition in Taiwan market. On June 23, 2008, our Company entered into a memorandum of cooperation with China Airlines, which is the largest carrier in Taiwan by route network. Based on the memorandum, the scope of cooperation between the parties will cover passenger, cargo, maintenance and ground handling services. We believe that our strategic collaboration with China Airlines will be beneficial to both parties, expand their route network worldwide, increase their freight load factors, reduce labor and operating costs, and enhance the competitiveness of both airlines in the global air travel market.

To enhance relationships with our passengers, we have launched two major frequent flyer programs, namely the "China Southern Airlines Sky Pearl Club" and the "Xiamen Airlines’ Egret Card Frequent Flyer Program". By the end of 2016, we had approximately 37.6 million members (including those of Xiamen Airlines) under these programs.

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

As an airline providing services on international routes, we are also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between China and various other countries. In addition, China is a contracting state, as well as a permanent member, of the International Civil Aviation Organization (the "ICAO"), an agency of the United Nations established in 1947 to assist in the planning and development of international air transport, and is a party to many other international aviation conventions. The ICAO establishes technical standards for the international aviation industry. We believe that we, in all material respects, comply with all such technical standards.

Route Rights

Domestic Routes. The right of any Chinese airline to carry passengers or cargo on any domestic route must be obtained from the CAAC. Non-Chinese airlines are not permitted to provide domestic air service between destinations in China. The CAAC’s policy is to assign a domestic route to the Chinese airline that is best suited to serve the route based, in part, on the location of the airline’s main or regional base at the point of origin. Under current regulations, airlines are generally expected to operate mainly from their route bases, and flights within a particular region are expected to be served by airlines based in that region. We believe that these regulatory parameters benefit airlines, such as our Group, that have a large number of regional route bases. The CAAC also considers other factors that may make a particular airline suitable to operate a domestic route, including the applicant’s general operating authority, compliance with pricing regulations and regulations applicable to safety and service quality, market demand, the ability of the applicant in terms of its existing routes, airport facilities and related support services.

The CAAC considers market conditions for a domestic route in determining whether the route should be allocated to one or more airlines. Generally, the CAAC requires the passenger load factor on certain route should be above the average rate of the whole market in the last flight season before additional flights and participants may be put on that route.

Regional Routes. Hong Kong and Macau routes and landing rights are derived from agreements between the Chinese government and the government of the Hong Kong SAR, and between the Chinese government and the government of Macau SAR. The rights to fly between Beijing and Hong Kong, Beijing and Macau, Shanghai and Hong Kong and Shanghai and Macau are allocated by the CAAC among the four Chinese airlines. We understand that the criteria for determining whether a Hong Kong and Macau route will be allocated to a particular airline include market demand, the ability of the airline to service the route and the appropriateness of the airline’s aircraft for such route.

A number of Hong Kong routes are operated by Chinese airlines on a "charter" flight basis. Permission to operate these flights is in theory subject to monthly review by the CAAC and the Hong Kong Civil Aviation Department. The CAAC has informally indicated that it primarily considers market demand and airline capability in granting permission for such flights.

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 21, 2017, there were 208 cross-Strait direct passenger flights a week.

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

Air Fare Pricing Policy

Pursuant to "Pricing Reform of Domestic Civil Aviation" as approved by the State Council of the PRC effective on April 20, 2004, prices on domestic routes now fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through a local price bureau, the government now provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform. The CAAC and NDRC issued a notice on April 13, 2010, pursuant to which, effective on June 1, 2010, airlines may set first-class and business-class airfares freely in accordance with market prices, subject to relevant PRC laws. The economy-class airfares remain to be subject to the predetermined range. The CAAC and NDRC further issued a notice, pursuant to which, effective on October 20, 2013, airlines are free to set domestic flights airfares not exceeding up to 25% above the bench mark prices where governmental pricing guidance is applicable; and to freely determine the airfares for domestic routes with the market-oriented pricing policy based on the market demand and supply situation. On September 29, 2016, the CAAC and NDRC further issued the Notice on Deepening the Pricing Reform of Demotic Civil Aviation to further expand the scope of the routes with the market-oriented pricing policy: airfares for the routes below 800 kilometers or the routes above 800 kilometers and in the competing relationship with the high-speed rail EMU trains can be freely determined by airlines. Airlines may raise the non-discounted announced airfares for a certain amount of routes with the market-oriented pricing policy. In principle, such amount shall be no more than 10 per flight season, and the accumulative increase rate of airfares shall be no more than 10 percent per route per flight season. In recent years, there were a series of air fare reform to deregulate the control on the air fare pricing policy step by step.

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

Acquisition of Aircraft and Flight Equipment

If a Chinese airline plans to acquire an aircraft, the airline must first seek approval from the CAAC and NDRC. The airline must, as a condition of approval, provide specific acquisition plans, which are subject to modification by the CAAC and NDRC. If the CAAC and NDRC approve an aircraft acquisition, the airline negotiates the terms of the acquisition with the manufacturer together with China Aviation Suppliers Import and Export Corporation ("CASC"), an entity controlled by CAAC, because CASC possesses the license required to import or export aircraft, and CASC receives a commission in respect thereof. Most Chinese airlines are also required to acquire their aircraft engines, spare parts and other flight equipment through CASC. Our Company and a few other Chinese airlines are permitted to import jet engines and other flight equipment for their own use without the participation of CASC. In the case of our Company, SAIETC acts as our import agent and receives an agency fee for our services.

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

In the Chinese aviation industry, the three dominant airlines are our Group, Air China Limited (the "Air China") and China Eastern Airlines Corporation Limited (the "China Eastern Airlines"). In 2016, these three airlines together controlled approximately 55% of the commercial aviation market in China as measured by passengers carried.

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

We expect that competition in China’s commercial aviation industry will continue to be intense. We will also face increasing competition from alternative means of transport, such as highway and rail, as China’s transportation infrastructure improves. In particular, the so-called "Four Longitudinal and One Horizontal" high-speed railways have brought negative impact to the domestic commercial aviation sector.

In December 2012, the Beijing-Guangzhou and Harbin-Dalian High-Speed Railways commenced operation. Currently, the Four Longitudinal High-Speed Railways, including Beijing-Shanghai, Beijing-Guangzhou-Shenzhen, Harbin-Dalian, Shanghai-Hangzhou-Shenzhen High-Speed Railways, have commenced operation. the Four Horizontal High-Speed Railways, including Shijiazhuang-Taiyuan, Jinan-Qingdao, Zhengzhou-Xi'an-Baoji, Nanjing-Wuhan-Chongqing, Hangzhou-Nanchang-Changsha High-Speed Railways, have partly commenced operation, and the rest will be finished at the end of 2016. The expansion of the coverage of this network, improvements in the railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular routes below 800 kilometers. China’s high-speed railway traffic mileage has reached 22,000 kilometers as of December 31, 2016, and the impact of high-speed railway on the aviation market has expanded into China’s western regions from the central and eastern regions. It is anticipated that China will build “eight horizontal and eight vertical” high speed railway corridors by 2020 and the improving high speed railway network will have further impact on the growth rate of passengers carried by airplanes. The operating results of the Company’s air routes which overlap with the high speed railway corridors (especially air routes with a distance of less than 800 kilometers) will be affected in the future.

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

We believe that it possesses certain competitive advantages as compared to other Chinese airlines. We have the most extensive route network and the largest number of regional route bases among Chinese airlines, which our Group believes places it in a favorable position in the route allocation process. We also have the largest aircraft fleet among all Chinese airlines, which, together with our planned aircraft acquisitions, will permit our Group to expand our operations and to improve the deployment of the aircraft in our fleet. We also believe that our dominant presence in the populous and economically developed southern and central regions of China provides it with a competitive advantage in attracting new customers and that our fully integrated flight training, aircraft and engine maintenance and air catering operations enable it to achieve and maintain high quality service to our customers. In light of increasing competition from high speed trains, we intend to place more flight fleet to the international routes, where we will make an effort for a stronger market position. We also believe that our optimized route network, increased operational efficiency and improved service quality will attract more customers. The proposed cooperation between our Company and the high speed trains operators will also enable us to render a seamless air-ground service to customers which will bring a win-win situation for both our Group and the high speed trains operators.

According to CAAC statistics briefing, the following table sets forth our market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated.

	Passenger Carried		Cargo and Mail Carried (tons)		Total Traffic (tons kilometres)
Year	Industry Total (in millions)	Group's Share (% of total)	Industry Total (in thousands)	Group's Share (% of total)	Industry Total (in billions)	Group's Share (% of total)
2012	319.4	27.1	5,450	22.6	61.0	26.6
2013	354.0	25.9	5,613	22.7	67.2	26.0
2014	391.7	25.8	5,933	24.2	74.9	26.4
2015	435.6	25.1	6,253	24.2	85.0	26.3
2016	487.8	23.5	6,669	22.7	96.1	25.4

Domestic Routes

We compete against our domestic competitors primarily on the basis of flight schedule, route network, quality of service, safety, type and age of aircraft and, to a lesser extent, price. We compete against other major Chinese airlines in our various domestic route markets. Of these competitors, the largest are two airlines owned or controlled by the Chinese government, and the remaining airlines are operated by or under the control of various Chinese provincial or municipal governments.

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at the 10 busiest airports in China in 2016 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Beijing	16.9	11.4	16.8
Shanghai Pudong	8.8	6.3	9.9
Guangzhou	48.2	35.0	50.1
Shenzhen	26.9	16.0	25.3
Shanghai Hongqiao	13.8	24.9	13.6
Xi’an	11.8	12.6	12.4
Chongqing	22.0	20.9	24.0
Changsha	24.7	32.0	26.3
Wuhan	35.8	32.9	36.8
Urumqi	40.9	45.6	44.4

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at 8 busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above) in 2016 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Changsha	24.7	32.0	26.3
Wuhan	35.8	32.9	36.8
Zhengzhou	32.3	11.6	33.3
Haikou	22.3	31.3	22.2
Sanya	24.3	33.6	25.4
Nanning	25.0	29.0	26.0
Guilin	20.7	26.4	22.4
Zhuhai	33.5	46.2	28.4

Regional Routes

In 2016, we conducted a total of 34515 flights on our regional routes, accounting for approximately 12% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China. We faces less competition on regional routes than that on domestic and international, and earns higher operating margin. Air China, China Eastern Airlines, Air Macau, Cathay Dragon, Cathay Pacific, China Airlines and Eva Airways compete with our Group in the regional traffic markets.

International Routes

We compete with Air China, China Eastern Airlines and many well-established foreign airlines on our international routes. Most of these international competitors have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than our Group. In addition, the public’s perception of the safety and service records of Chinese airlines may adversely affect our ability to compete against our regional and international competitors. Many of our international competitors have larger sales networks and participate in reservation systems that are more comprehensive and convenient than those of our Group, or engage in promotional activities that may enhance their ability to attract international passengers.

In Southeast Asian routes, our competitors mainly include Thai Airways International, Singapore Airlines, Malaysian Airlines System, Vietnam Airlines, Garuda Indonesia, Philippine Airlines, Air China and China Eastern Airlines. In European routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific and Lufthansa German Airlines. In the United States routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific and United Airlines. In Australian routes, our competitors include Air China, China Eastern Airlines, Cathay Pacific and Qantas Airways. We compete in the international market primarily on the basis of safety, price, timeliness and convenience of scheduling.

Airline Subsidiaries

Our Airline Subsidiaries are joint ventures established by our Company and local companies in the provinces or special economic zones where our Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2016, our Company owns a 55% or 60% equity interest in each of our Airline Subsidiaries.

As of December 31, 2016, Xiamen Airlines operated under the "MF" code with a fleet of 167 aircraft. In 2016, Xiamen Airlines carried a total of about 26.96 million passengers, or approximately 23.52% of the passengers carried by our Group in that year, and had RMB20,795 million in traffic revenue.

As of December 31, 2016, Shantou Airlines operated under "CZ" code with a fleet of 14 aircraft. In 2016, under the centralized allocation of flight routes of our Group, Shantou Airlines carried a total of about 2.9 million passengers, or 2.53% of the passengers carried by our Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2016 was RMB2,067 million.

As of December 31, 2016, Chongqing Airlines operated under the "OQ" code with a fleet of 14 aircraft. In 2016, under the centralized allocation of flight routes of our Group, Chongqing Airlines carried a total of about 2.84 million passengers, or 2.48% of the total number of passengers carried by our Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2016 was RMB1,892 million.

As of December 31, 2016, Zhuhai Airlines operated under the "CZ" code with a fleet of 10 aircraft. In 2016, under the centralized allocation of flight routes of our Group, Zhuhai Airlines carried a total of about 1.76 million passengers, or approximately 1.53% of the total number of passengers carried by our Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2016 was RMB1,474 million.

As of December 31, 2016, Guizhou Airlines operated under the "CZ" code with a fleet of 18 aircraft. In 2016, under the centralized allocation of flight routes of our Group, Guizhou Airlines carried a total of about 3.09 million passengers, or approximately 2.7% of the total number of passengers carried by our Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB2,535 million for the year ended December 31, 2016.

As of December 31, 2016, Henan Airlines operated under the "CZ" code with a fleet of 28 aircraft. In 2016, under the centralized allocation of flight routes of our Group, Henan Airlines carried a total of about 4.79 million passengers, or approximately 4.17% of the total number of passengers carried by our Group in that year. Total traffic revenue of Henan Airlines was approximately RMB3,500 million for the year ended December 31, 2016.

Insurance

The CAAC maintains fleet and legal liability insurance on behalf of our Group and all other Chinese airlines with PICC Property and Casualty Company Limited, or PICCP&C, and China Pacific Property Insurance Company Ltd., Ping An Property and Casualty Insurance Company of China, Ltd. under the PICCP&C master policy. We maintain aviation hull all risks, spares and airline liability insurance, aircraft hull all risks and spare engines deductible insurance, aviation hull war and allied perils policy of the type and in the amount customary in the Chinese aviation industry.

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$57,662) per passenger. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. We believe that our Group maintains adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which our Group is subject to.

The CAAC allocates insurance premiums payable in respect of the PICCP&C master policy to each participating airline based on the value of the airline’s insured aircraft or, in the case of leased aircraft, based on the amount required by the terms of the lease. Insurance claims made by any participating airline may cause the premiums paid by our Group under the PICCP&C master policy to increase. PICCP&C’s practice has been to reinsure a substantial portion of its aircraft insurance business through reinsurance brokers on the London reinsurance market.

Intellectual Property

Our businesses and operations, other than the businesses and operations of Xiamen Airlines and Chongqing Airlines, are conducted under the names "China Southern" and "China Southern Airlines" in both English and Chinese. We use as our logo a stylized rendition of a kapok plant. Xiamen Airlines conducts its businesses and operations under the name of "Xiamen Airlines" in English and Chinese and uses its own logo depicting a stylized rendition of an egret. Chongqing Airlines conducts its business and operations under the name of "Chongqing Airlines" in English and Chinese and uses its own logo depicting a cross of two rivers.

We own various trademarks and trade names related to our business. The names "China Southern" and "China Southern Airlines" contain Chinese words of common usage and are therefore not eligible for registration as trade names under current Chinese law. The kapok logo is a trademark registered in China and recorded with the International Air Transport Association ("IATA"), the rights to which are owned by CSAHC. Our Company and CSAHC have entered into a trademark license agreement (the "Trademark License Agreement"), pursuant to which CSAHC has licensed to our Group the right to use the names "China Southern" and "China Southern Airlines" in both English and Chinese and granted our Company a ten-year renewable license from 1997 to use the kapok logo on a world-wide basis. CSAHC has retained the right to use the kapok logo in connection with its non-airline related businesses conducted as of the date of the Trademark License Agreement and to permit its affiliates that do not compete, directly or indirectly, with our Group to use the kapok logo. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May of 2007, the Trademark License Agreement has been automatically renewed by the two parties for another ten-year term ending 2017. Xiamen Airlines owns all rights to its egret logo, which is a trademark registered in China, and recorded with the IATA. Chongqing Airlines also owns all rights to its logo, which is a trademark registered in China, and recorded with the IATA.

Iran Sanctions Disclosure

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, or the Exchange Act, if during 2016, our Company or any of our affiliates have engaged in certain transactions with Iran or with persons or entities designated under certain executive orders, our Company would be required to disclose information regarding such transactions in our Annual Report as required under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA. During 2016, our Company operated air services to and from Iran through the specifically designated route of "Beijing - Urumqi - Tehran - Urumqi - Beijing" (the “Iran Route”) and engages in international traffic in passengers, cargo and mail.

In order to provide our aviation service in Iran, our Company has entered into certain grounding service agreement with Iran Air whereby Iran Air provides our Company with grounding service, maintenance and other support services in return for certain service fees to be paid by our Company in accordance with the agreement. Our Company does not provide, nor has it ever provided any equipment, component, or technology to Iran. The service rendered by our Company to Iran is limited to the provision of international traffic in passengers, cargo and mail and those services provided by our local offices and agents to customers. Our Company does not operate flights within Iran.

Our Company’s international route rights, as well as the corresponding landing rights, are derived from air services agreements negotiated between the Chinese government, through the CAAC, and the governments of the relevant foreign countries. With respect to the Iran Route, our Company’s international route rights associated thereto are derived from and based on the bilateral air transport agreement (the “Bilateral Agreement”) entered into by and between the Chinese government and the Iranian government. Both parties are contracting parties to the Convention on International Civil Aviation, opened for signature at Chicago on December 7, 1944, and entered into the Bilateral Agreement with an aim to establish and operate scheduled air services between and beyond the two countries’ respective territories. The Bilateral Agreement, which has been registered with the International Civil Aviation Organization, sets forth general principles and specific rules governing our Company's aviation services in Iran.

Our Company understands that Iran Air is Iran's national airline carrier and is designated by the U.S. Department of the Treasury pursuant to Executive Order No. 13382. However, Executive Order No. 13382 only "prohibits all transactions between the designees and any U.S. person." Our Company is incorporated in the People's Republic of China and is a foreign issuer in the United States. As our Company is not a U.S. person, our transactions with Iran Air are not prohibited by Executive Order No. 13382. Our Company further understands that it has an obligation to disclose our transactions with Iran Air as described above under Exchange Act Section 13(r)(1)(D)(iii). Iran Air is Iran's national airline carrier and is controlled or owned by the Government of Iran. Our Company believes that Iran Air can be identified as the Government of Iran under Section 560.304 of title 31, Code of Federal Registration (relating to the definition of the Government of Iran). Our Company has not obtained any specific authorization of a Federal department or agency of the United States concerning our transactions with Iran Air.

Our Company does not anticipate any significant change in our service to Iran, either by way of increasing significantly the size of or altering the nature of our operations in the territory. For the year ended December 31, 2016, the asset of Iran office and revenue generated from the air services to Iran amounted to US$14,605.48 and US$3.2 million, representing only 0.0001% and 0.0193% of the total asset and total revenue generated by our Group for the year ended December 31, 2016, respectively. Therefore, our Company believes that our operations in Iran for the year ended December 31, 2016 are inconsequential and quantitatively immaterial to our business, financial condition and results of operations.

C.	Organizational Structure

The following chart illustrates the corporate structure of our Group as of December 31, 2016 and the aggregate effective equity interest of our Company in each of our principal subsidiaries, associates and jointly controlled entities.

The particulars of our principal subsidiaries as of December 31, 2016 are as follows:

Name of Company	Place and Date of Establishment/Operation	Proportion of Ownership Interest Held by our Company
Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Xiamen Airlines Company Limited	PRC August 11, 1984	55%
Guizhou Airlines Company Limited	PRC June 17, 1998	60%
Chongqing Airlines Company Limited	PRC May 30, 2007	60%
Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	55%
Guangzhou Baiyun International Logistic Company Limited	PRC July 23, 2002	61%
China Southern Airlines Group Air Catering Company Limited	PRC December 25, 2003	100%
Nan Lung International Freight Limited	Hong Kong October 1, 1996	51%
Beijing Southern Airlines Ground Services Company Limited	PRC April 1, 2004	100%
China Southern Airlines Henan Airlines Company Limited	PRC September 28, 2013	60%
Southern Airlines Group Import and Export Trading Company	PRC June 8, 1993	100%
Southern Airlines General Aviation Company Limited	PRC November 17, 2014	100%

The particulars of our principal associates and joint ventures as of December 31, 2016 are as follows:

		Proportion of Ownership Interest Held by
Name of Company	Place and Date of Establishment/Operation	Group Effective Interest	Our Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	PRC October 28, 1989	50%	50%	—
Southern Airlines Group Finance Company Limited	PRC June 28, 1995	33.98%	21.09%	12.89%
Sichuan Airlines Co., Ltd.	PRC August 28, 2002	39%	39%	—
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC July 10, 2002	51%	51%	—
Southern Airlines Culture and Media Co., Ltd.	PRC May 13, 2004	40%	40%	—
China Southern West Australian Flying College Pty Limited	Australia October 1,1993	48.12%	48.12%	—
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC March 1, 2001	50%	50%	—
Xinjiang Civil Aviation Property Management Limited	PRC December 12, 2002	42.80%	42.80%	—

D.	Property, Plant and Equipment

For a discussion of our aircraft, see Item 4 "Information on our Company — History and development of our Company — Aircraft Acquisitions."

Our headquarters in Guangzhou occupy an area of approximately 1,261,460 square meters of land and a total gross floor area of approximately 738,895 square meters. We lease from CSAHC the land in Guangzhou on which our headquarters and other facilities are located. We also lease from CSAHC certain buildings mainly at the Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.

Our principal properties are located at our headquarters site and at our route bases. The following table sets forth certain information with respect to our properties at our headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	1,172,531	88,929	691,355	47,540
Shenzhen	256,280	—	101,502	5,730
Zhuhai	179,415	30,000	61,973	3,047
Changsha	255,422	45,568	86,092	12,836
Haikou	332,961	12,497	65,231	1,288
Wuhan	16,712	38,082	36,429	35,406
Nanyang	—	3,800,994	12,156	24,323
Sanya	106,680	—	38,513	5,421
Shenyang	142,199	70,808	29,078	62,330
Dalian	—	—	64,226	16,869
Jilin	134,488	65,076	78,536	7,767
Harbin	5,381	267,872	40,599	39,693
Xinjiang	2,143	540,493	137,932	2,758
Guangxi	112,246	—	61,093	2,892
Beijing	85,453	—	91,124	26,924
Shanghai	42,292	—	35,512	7,253
Chengdu	—	—	1,964	209
Sydney	—	—	1,151	2,449
Xi’an	—	—	4,367	1,707

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Xiamen Airlines	1,534,087	—	723,851	51,290
Shantou Airlines	260,639	1,605	73,499	3,544
Zhuhai Airlines	99,306	—	52,793	1,252
Guizhou Airlines	259,879	—	20,783	15,371
Chongqing Airlines	82,449	—	8,943	12,343
Henan Airlines	388,209		217,253

As systems for registration and transfer of land use rights and related real property interests in China have been implemented relatively recently, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which our headquarters and other facilities are located and the buildings that our Company uses at our route bases in Wuhan and Haikou are leased by our Company from CSAHC. However, CSAHC lacks adequate documentation evidencing CSAHC’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAHC and our Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by us that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair our ability to dispose of or mortgage such land use rights and buildings. As of February 2017, the Group was in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Guangxi, Hunan, Beijing, Shanghai, Hainan, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu, Hubei and Shantou in which the Group has interests and for which such certificates have not been granted. Our directors are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that we have not yet obtained the relevant land use right certificates and property title certificates.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with IFRSs, included elsewhere in this Annual Report.

Critical Accounting Policies

The preparation of the consolidated financial statements requires our Group to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the end of each reporting period, and the reported revenues and expenses during each reporting period. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Our principal accounting policies are set forth in Note 3 to the consolidated financial statements. We believe that the following critical accounting policies involve the key accounting judgments and estimates used in the preparation of our financial statements.

Impairment of long-lived assets (other than goodwill)

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and value in use. In particular, in determining the value in use of the Group’s aircraft fleet, expected future cash flows to be generated by the asset are discounted to their present value, which requires significant judgement relating to forecast traffic revenue, forecast operating costs and discount rate applied. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and operating costs and application of discount rate.

Provision for major overhauls

Provision for the cost of major overhauls to fulfil the lease return conditions for airframes and engines held under operating leases are accrued and charged to the income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airline-related developments. Different estimates could significantly affect the estimated provision and the results of operations.

Frequent flyer revenue

The amount of revenue attributable to the mileage earned by the members of the Group’s frequent flyer award programmes is estimated based on the fair value of the mileage awarded and the expected redemption rate. The fair value of mileage awarded is estimated by reference to external sales. The expected redemption rate is estimated based on historical experience, anticipated redemption patterns and the frequent flyer programmes’ design. Different estimates could significantly affect the estimated deferred revenue and the results of operations.

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

Provision for consumable spare parts and maintenance materials

Provision for consumable spare parts and maintenance materials is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and Company’s future operation plan for the consumable spare parts and maintenance materials. The net realisable value may be adjusted due to the change of market condition and the future plan for the consumable spare parts and maintenance materials.

Income tax

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional tax will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

Impairment of trade receivables

When there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables, a provision for impairment of trade receivables is established based on the difference between the receivable’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Company believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 50(a) to the consolidated financial statements) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time.

Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRSs is presented in Note 57 to the consolidated financial statements.

Business Overview

In 2016, as the global economy struggled to recover, the economic growth of China slowed down, but had showed a trend of “moderate but stable and sound momentum of development”. The global civil aviation industry was in strong demand, and continued to benefit from the positive effects brought about by the global low oil prices, but was also faced with various challenges, including the slow recovery in oil prices and the escalation of geopolitical risks. The civil aviation industry in China maintained a double-digit fast growth but was also faced with the challenges, such as increased market competition, impact brought by the operations of high-speed railways on the civil aviation industry in China, exchange losses and etc. Adhering to the strategy of steady development, the Group proactively establishes a “Sunshine China Southern Airlines” and conducts every work with a criteria featured with “strict, practice, prudent, accurate, incorrupt”, such that the “cohesiveness, combat power, executive power, creativity and immunity” of staff of the Group strengthened to a further extent. We reinforced deeply the construction of safety management system, made more clear the strategy and direction of the development of the Company, initiatively propelled the integration of resources and coordination of strategies and spared no efforts on enhancing its brand influence and, as a result of which, its comprehensive competitive strength increased significantly.

Safety Operation

We have firmly established the concept of sustainable safety and constantly strengthened the development of safety responsibility system to further refine the preventive and controlling measures for safety incidents so that the risk management has become more effective. During the reporting period, the Group realized 2,375,000 safe flight hours, accumulated 18,095,000 safe flight hours and 12,312 hours of general aviation service, and maintained over 17 years of aviation safety and 22 years of aviation security. The Group continued to keep the best safety records among Chinese airlines.

We seized the incremental resources of time slots in the key domestic market and fully mobilized the transport capacity, to effectively improve the utilization rate of flight crew; strengthened the internal and external cooperation for more efficient allocation of resources and enhanced operational efficiency. The operating data of the Company has been at the best level in the recent five years. In addition, we had launched a total of 156 flight delay warnings during the year, and successfully managed the extensive delays resulting from severe weather, including thunderstorms and typhoons, achieving an industry-leading flight on-time rate.

Fleet Development

We conducted an in-depth research on market demands and integrated with the Company’s strategies to optimize the fleet structure. During the reporting period, the Group introduced 53 aircraft and retired 18 aircraft. The Company entered into an agreement with Boeing Company to purchase 12 787-9 aircraft from Boeing Company. Moreover, Xiamen Airlines entered into an agreement with Boeing Company to purchase 6 787-9 aircraft and 10 737-800 aircraft from Boeing Company. As at the end of the reporting period, the Group became the first domestic airline which owned over 700 aircraft, and continued to rank first in Asia.

Fully integrating the fleet development plan, the Group actively expanded its flight team. During the year, the Group recruited 661 pilots (including 88 foreign pilots), 1,672 cabin attendants.

Network Hub

We continued to optimize the route network and reinforce the construction of the hub, so as to propel the strategic transformation. In the domestic market, we focused on increasing the number of main flight routes, and both the number of core flight routes and capacity concentration kept a steady upward trend in the international market, we fully grasped the growth opportunities and further improved the international route network. During the reporting period, the Company launched new flight routes of Guangzhou – Toronto, Guangzhou – Adelaide, Shenzhen – Sydney, Shenzhen – Wuhan – Dubai and etc., consolidating its position as the largest air carrier of Chinese Mainland to Australia and New Zealand, Southeast Asia and Central Asia regions. As Xiamen Airlines launched new flight routes of Xiamen– Melbourne, Xiamen – Vancouver, Xiamen – Shenzhen – Seattle and etc., the internationalization process accelerated at the same time.

We grasped the opportunities arising from the release of time slots in Guangzhou hub to improve the layout of key routes network and focused on increasing the number of main lines in Beijing hub and the investment into highly profitable routes; and launched Urumchi hub by leveraging the “One Belt One Road” strategy to increase investments into domestic base market, with a view to consolidating our position in the domestic main lines. During the reporting period, the Company’s construction of hubs had achieved remarkable results. During the year, the number of transit passengers in hubs reached 4,650,000, representing an increase of 11% as compared with the same period of the previous year; of which, the number of international transit passengers was 3,450,000, representing an increase of 19% as compared with the same period of the previous year, and the number of transit passengers through the traffic under the Sixth Freedom Traffic Right reached 782,000, representing an increase of 50% as compared with the same period of the previous year. During the reporting period, the international (including Hong Kong, Macau and Taiwan) revenue passenger kilometers percentage of the Company reached 32.4%, representing an increase of 2.8 percentage points as compared with the same period of the previous year.

Marketing

We continued to optimize and adjust the flight schedules and gave priority to those routes with economy effectiveness when allocating transportation capacity and hot time slots resources, in an effort to match capacity with market, continue to improve passenger load factor and record consecutive profits for the international routes. We utilized the advantage of scale and grasped the peak demand, thus the revenue of the peak seasons, including the Spring Festival and summer holidays, recorded an increase of 3.45% as compared with the same period of the previous year. Furthermore, we participated in important domestic and overseas exhibitions to enhance cooperation with governments and organizations in overseas key markets and continuously expanded the high-end channels, and the international brand awareness of the Company had been further enhanced. At last, we optimized freighter operation and network layout, and the freighter operation had recorded profits for three consecutive years.

We vigorously promoted the value-added products, such as onboard upgrade in the flight and prepayment for seat selection, as a result of which, the auxiliary revenue of the Company amounted to RMB550 million, representing an increase of 179.1% as compared with the same period of the previous year. The number of members maintained rapid growth and the total number of Sky Pearl Club membership amounted to 30.10 million, growing by 19.9% as compared with the same period of the previous year; of which, the frequent flyers contributed nearly 40% of our total revenue, and the “Member’s Day” theme activities had attracted over 2.12 million new members. We expanded the key client accounts business in a steady manner and had 355 designated client accounts and 45 global client accounts. We had established the concept of “Excellent Service is the Best Marketing Strategy” in our Customer Service Center of “95539”, and the sales through it exceeded RMB3 billion and the customer satisfaction rate reached 97.47%.

E-commerce

During the reporting period, the Company actively promoted the “Internet Plus” strategy and spared no effort to build the “China Southern e-Travel”, so as to facilitate extensive integration between the Internet and 306 passenger service contact points and increase the passengers’ loyalties through improving service convenience, and thus accelerating the intelligent strategy of the Company. At present, there are 71 functions in the China Southern Airlines App, including class upgrade at the gate, airport navigation and refund insurance and etc.; and such App has been downloaded and activated for 13.78 million times and has over 13.35 million followers in social media, ranking first in the civil aviation industry in China. Meanwhile, the Company was among the first to take part in “the Open Cloud Platform for Big Data of Integrated Transport Travel” organized by the Ministry of Transport and also entered into a strategic cooperation agreement with Baidu Company to facilitate the construction of the “China Southern e-Travel”.

We innovated our marketing activities and put much effort into social media marketing, and our e-commerce marketing capability had been enhanced significantly. During 2016, the Company recorded an electronic direct sales of RMB28.84 billion, representing an increase of 57.6% as compared with the same period of the previous year. In addition, the sales generated from mobile application and social media amounted to RMB4.86 billion and RMB0.55 billion, respectively, representing an increase of 142.3% and 262.3%, respectively, as compared with the same period of the previous year. The “Official Account” in WeChat of the Company has been awarded “the Most Influential New Media Account for Central Enterprise in 2016”, leading the industry in terms of traffic volume, number of users and user engagement.

Product Service

During the reporting period, the Group continued to increase efforts input into the research and development of product and service control, and its overall service level was elevated in a steady way. The Company was ranked 13th in the Most Loved Airlines on SKYTRAX website, which was the highest ranking among the Chinese airlines. Moreover, Xiamen Airlines won the “China Quality Award”, the highest recognition of quality conferred by the government, becoming the first service enterprise to win such award, as well as the only Chinese airline to do so. Adhering to the concept of “people-oriented, life above all”, the Company took the lead in opening a green passage for transportation of human donated organs in the civil aviation industry. During the year, it successfully transported living donor organs for 248 times with a success rate of 100%, and launched a flight medical volunteer project with the number of medical volunteers reaching2,419, providing medical assistance to 3,027 flights.

With the goal of providing intelligent and convenient services, the Company introduced in-flight WIFI service in some flights and some value-added products, such as self-service return and re-scheduling, pre-order excess baggage fees and payment for seat selection and etc., and continued to promote online ordering products for the first- and business-class. The Company has been able to deliver online booking of transit hotels, and has completed nearly 15,000 bookings during the year. In addition, it designed and developed 45 new meals with local flavors and increased significantly the number of Hollywood movies to more than 130 movies in total per month. Xiamen Airlines completed a full-scale upgrade of its intercontinental routes service and carefully tailored its special service products, such as providing special Chinese white tableware for the first- and business-class under the theme activity of “Up in the Air with Egret, Chinese White”, creating “six exquisite meals” together with international brands and creating themed flights, including the “Girl’s Heart, Princess’s Dream”-themed flights for the International Women’s Day and “Magical Kingdom”-themed flights for the International Children’s Day.

Cost Control

During the reporting period, the Group took the initiative to manage the risk of fluctuations in oil price and exchange rate. As such, its overall budget management system is becoming more mature and its risk control ability has been improved constantly.

The Company strictly implemented the “Income Less, Cost Less” linkage adjustment mechanism to effectively mitigate the impact of the rising trend of the oil prices, hence its costs and expenses had been limited within the annual targets. It actively adjusted the debt structure to mitigate the challenge of RMB depreciation, repaid a debt of 1.837 billion US dollars ahead of schedule and its RMB financing ratio had increased from 30.69% to 51.16%. Additionally, the Company continued to increase direct sales while cutting agency activities, and its direct sales percentage increased to over 40% with a decrease of RMB1.224 billion in agency fees as compared with the same period of the previous year. The Company carried out various forms of low interest rates financing, such as issuing corporate bonds and ultra-short-term financing bills and etc., and the direct financing (excluding obligations under finance leases) ratio increased from 29.5% to 88.9%.

Xiamen Airlines adopted cost control in all aspects during the whole process and among all crews, lowering strategic cost of aircraft fleet, management cost, finance cost and flight operating cost through the streamlining of fleet, comprehensive management of budget, refined financial management and precise operation, respectively. Such long-term fine cost mechanism has further reinforced its low cost advantage.

General

Because we finance our aircraft acquisitions mainly through capital leases or bank loans in U.S. dollars, and there are a substantial amount of transactions and obligations denominated in U.S. dollars in relation to our global purchases of jet fuel, lease and purchase of aviation equipment as well as major repairs, in addition to the landing fees of our international flights in the airports of other countries, our business was affected by the Renminbi depreciation. Renminbi depreciation has brought exchange loss to our Group and increased our operating costs which are denominated in foreign currencies. However, Renminbi depreciation also presents our Group with a challenge in price competition in international route operations.

A number of other external variables, including political and economic conditions in China, tend to have a major impact on our performance. Our financial performance is also significantly affected by factors arising from operating in a regulated industry. As substantially all aspects of our airline operations are regulated by the PRC government, our operating revenues and expenses are directly affected by the PRC government’s policies with respect to domestic air fares, jet fuel prices and landing and navigation fees, among others. The nature and extent of airline competition and the ability of Chinese airlines to expand are also affected by CAAC’s control over route allocations. Any changes in the PRC government’s regulatory policies or any implementation of such policies could have a significant impact on our future operations and our ability to implement our operating strategy.

In addition, our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second half of the year than in the first half of the year.

Like most airlines, we are subject to a high degree of financial and operating leverage. A significant percentage of our operating expenses are fixed costs that do not vary proportionally based on our yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in our yields or load factors would have a material effect on our results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, our operating results can also be substantially affected by minor changes in aircraft utilization rates. We are and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of our operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Our net exchange losses of RMB3,276 million was recorded in 2016 mainly due to Renminbi depreciated significantly against U.S. dollar in 2016.

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,			2016 vs. 2015 % increase	2015 vs. 2014 % increase
Traffic	2016	2015	2014	(decrease)	(decrease)
RPK (million)
Domestic	144,979.57	138,769.05	127,681.88	4.48	8.68
Regional	3,083.71	3,526.99	3,214.52	(12.57)	9.72
International	58,042.36	47,291.67	35,732.78	22.73	32.35
Total	206,105.64	189,587.71	166,629.18	8.71	13.78
RTK (million)
Domestic	14,551.20	13,916.26	12,916.60	4.56	7.74
Regional	292.46	331.50	300.65	(11.78)	10.26
International	9,542.90	8,140.24	6,562.71	17.23	24.04
Total	24,386.56	22,388.00	19,779.96	8.93	13.19
Passengers carried (thousand)
Domestic	98,463.43	95,121.91	89,363.18	3.51	6.44
Regional	2,340.68	2,571.15	2,385.37	(8.96)	7.79
International	13,814.52	11,728.96	9,170.47	17.78	27.90
Total	114,618.63	109,422.02	100,919.02	4.75	8.43
Cargo and mail carried (thousand tons)
Domestic	1,083.68	1,030.10	1,014.90	5.20	1.50
Regional	19.73	19.18	16.40	2.87	16.95
International	509.14	462.27	401.95	10.14	15.01
Total	1,612.55	1,511.55	1,433.25	6.68	5.46
Capacity
ASK (million)
Domestic	179,655.46	172,104.99	160,482.40	4.39	7.24
Regional	4,193.19	4,762.25	4,379.07	(11.95)	8.75
International	72,143.29	58,749.02	44,945.99	22.80	30.71
Total	255,991.94	235,616.26	209,807.46	8.65	12.30
ATK (million)
Domestic	20,740.93	20,055.09	18,640.00	3.42	7.59
Regional	491.23	562.65	497.79	(12.69)	13.03
International	13,748.02	11,586.92	9,315.94	18.65	24.38
Total	34,980.18	32,204.66	28,453.73	8.62	13.18
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	80.7	80.6	79.6	0.12	1.26
Regional	73.5	74.1	73.4	(0.81)	0.95
International	80.5	80.5	79.5	/	1.26
Overall	80.5	80.5	79.4	/	1.39
Overall load factor (RTK/ATK) (%)
Domestic	70.2	69.4	69.3	1.15	0.14
Regional	59.5	58.9	60.4	1.02	(2.48)
International	69.4	70.3	70.4	(1.28)	(0.14)
Overall	69.7	69.5	69.5	0.29	-
Yield
Yield per RPK (RMB)
Domestic	0.53	0.55	0.60	(3.64)	(8.33)
Regional	0.72	0.71	0.78	1.41	(8.97)
International	0.40	0.45	0.50	(11.11)	(10.00)
Overall	0.50	0.53	0.58	(5.66)	(8.62)
Yield per RTK (RMB)
Domestic	5.45	5.65	6.10	(3.54)	(7.38)
Regional	7.92	7.89	8.64	0.38	(8.68)
International	2.94	3.18	3.50	(7.55)	(9.14)
Overall	4.50	4.78	5.27	(5.86)	(9.30)
Financial
Passenger revenue (RMB million)
Domestic	77,257	76,570	76,647	0.90	(0.10)
Regional	2,230	2,517	2,497	(11.40)	0.80
International	23,015	21,151	18,001	8.81	17.50
Total	102,502	100,238	97,145	2.26	3.18
Cargo and mail revenue (RMB million)	7,191	6,861	7,183	4.81	(4.48)

A.	Operating Results

The historical results of operations discussed below may not be indicative of our future operating performance. In addition to the factors discussed under "Overview" above, our future operations will be affected by, among other things, changes in the aviation market, the cost of jet fuel, aircraft acquisition and leasing costs, aircraft maintenance expenses, take-off and landing charges, wages, salaries and benefits and other operating expenses, foreign exchange rates and the rates of income taxes paid.

2016 compared with 2015

The profit attributable to equity shareholders of our Company of RMB5,044 million was recorded in 2016 as compared to the profit attributable to equity shareholders of our Company of RMB3,736 million in 2015. Our operating revenue increased by RMB3,329 million or 3.0% from RMB111,652 million in 2015 to RMB114,981 million in 2016. Passenger load factor was 80.5% in 2016 and 2015. Passenger yield (in passenger revenue per RPK) decreased by 5.66% from RMB0.53 in 2015 to RMB0.50 in 2016. Average yield (in traffic revenue per RTK) decreased by 5.86% from RMB4.78 in 2015 to RMB4.50 in 2016. Operating expenses increased by RMB4,712 million or 4.6% from RMB101,492 million in 2015 to RMB106,204 million in 2016. Operating profit of RMB12,612 million was recorded in 2016 as compared to operating profit of RMB13,438 million in 2015, decreased by RMB826 million.

Operating Revenue

	2016		2015
	Operating revenue RMB million	Percentage %	Operating revenue RMB million	Percentage %	Change in revenue %
Traffic revenue	109,693	95.4	107,099	95.9	2.4
Including: Passenger revenue	102,502		100,238		2.3
– Domestic	77,257		76,570		0.9
– Hong Kong, Macau and Taiwan	2,230		2,517		(11.4)
– International	23,015		21,151		8.8
Cargo and mail revenue	7,191		6,861		4.8
Other operating revenue	5,288	4.6	4,553	4.1	16.1
Mainly including:
Commission income	2,518		1,545		63.0
Hotel and tour operation income	625		621		0.6
General aviation income	461		490		(5.9)
Ground services income	384		345		11.3
Expired sales in advance of carriage	376		459		(18.1)
Total operating revenue	114,981	100.0	111,652	100.0	3.0
Less: fuel surcharges income	(5,798)		(6,300)		(8.0)
Total operating revenue excluding fuel surcharges	109,183		105,352		3.6

Traffic revenue composition

	2016		2015
	Traffic revenue RMB million	Percentage %	Traffic revenue RMB million	Percentage %	Change in traffic revenue %
Passenger Revenue	102,502	93.4	100,238	93.6	2.3
Cargo and Mail Revenue	7,191	6.6	6,861	6.4	4.8
Traffic revenue	109,693	100.0	107,099	100.0	2.4

Passenger revenue composition

	2016		2015
	Passenger revenue RMB million	Percentage %	Passenger revenue RMB million	Percentage %	Change in passenger revenue %
Domestic	77,257	75.4	76,570	76.4	0.9
Hong Kong, Macau and Taiwan	2,230	2.2	2,517	2.5	(11.4)
International	23,015	22.4	21,151	21.1	8.8

Passenger revenue	102,502	100.0	100,238	100.0	2.3

Substantially all of our operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 95.4% and 95.9% of total operating revenue in 2016 and 2015 respectively. Passenger revenue and cargo and mail revenue accounted for 93.4% and 6.6% respectively of the total traffic revenue in 2016. During the reporting period, our total traffic revenue was RMB109,693 million, representing an increase of RMB2,594 million or 2.4% from prior year, mainly due to the increase in traffic capacity and traffic volume. The other operating revenue is mainly derived from commission income, hotel and tour operation income, general aviation income, ground services income and expired sales in advance of carriage.

The increase in operating revenue was primarily due to a 2.3% increase in passenger revenue from RMB100,238 million in 2015 to RMB102,502 million in 2016. The total number of passengers carried increased by 4.75% to 114.62 million passengers in 2016. RPKs increased by 8.71% from 189,588 million in 2015 to 206,106 million in 2016, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.53 in 2015 to RMB0.50 in 2016, which is mainly due to the drop of average ticket price.

Domestic passenger revenue, which accounted for 75.4% of the total passenger revenue in 2016, increased by 0.9% from RMB76,570 million in 2015 to RMB77,257 million in 2016. Domestic capacity in ASKs increased by 4.39%, while passenger traffic in RPKs increased by 4.48%, resulting in an increase in passenger load factor by 0.1 percentage points from 80.6% in 2015 to 80.7% in 2016. Domestic passenger yield per RPK decreased from RMB0.55 in 2015 to RMB0.53 in 2016.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.2% of total passenger revenue, decreased by 11.4% from RMB2,517 million in 2015 to RMB2,230 million in 2016. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 12.57%, while passenger capacity in ASKs decreased by 11.95%, resulting in an decrease in passenger load factor by 0.6 percentage points from 74.1% in 2015 to 73.5% in 2016. Passenger yield per RPK increased from RMB0.71 in 2015 to RMB0.72 in 2016.

International passenger revenue, which accounted for 22.4% of total passenger revenue, increased by 8.8% from RMB21,151 million in 2015 to RMB23,015 million in 2016. For international flights, passenger traffic in RPKs increased by 22.73%, while passenger capacity in ASKs increased by 22.80%. Passenger load factor was 80.5% in 2015 and 2016. Passenger yield per RPK decreased from RMB0.45 in 2015 to RMB0.40 in 2016.

Cargo and mail revenue, which accounted for 6.6% of our total traffic revenue and 6.3% of total operating revenue, increased by 4.8% from RMB6,861 million in 2015 to RMB7,191 million in 2016. The increase was attributable to the increase in cargo and mail carried.

Other operating revenue increased by 16.1% from RMB4,553 million in 2015 to RMB5,288 million in 2016. The increase was primarily due to the increase of commission income.

Operating Expenses

Total operating expenses in 2016 amounted to RMB106,204 million, representing a increase of RMB4,712 million or 4.6% over 2015, primarily due to the increase in payroll, landing and navigation fees, depreciation and amortization and aircraft operating lease charges partially offset by the decrease in jet fuel costs. Total operating expenses as a percentage of total operating revenue was 92.4% in 2016 and 90.9% in 2015.

	2016		2015
	Operating expense RMB million	Percentage %	Operating expense RMB million	Percentage %	Change in Operating expenses %
Flight operation expenses	51,461	48.4	50,412	49.7	2.1
Mainly including:
Jet fuel costs	23,799		26,274		(9.4)
Aircraft operating lease charges	7,330		6,153		19.1
Flight personnel payroll and welfare	9,215		8,070		14.2
Maintenance expenses	11,318	10.7	10,407	10.3	8.8
Aircraft and transportation service expenses	20,215	19.0	17,908	17.6	12.9
Promotion and selling expenses	6,304	5.9	6,976	6.9	(9.6)
General and administrative expenses	2,815	2.7	2,464	2.4	14.2
Depreciation and amortization	12,619	11.9	11,845	11.7	6.5
Impairment on property, plant and equipment	71	0.1	90	0.1	(21.1)
Others	1,401	1.3	1,390	1.4	0.8
Total operating expenses	106,204	100.0	101,492	100.0	4.6

Flight operations expenses, which accounted for 48.4% of total operating expenses, increased by 2.1% from RMB50,412 million in 2015 to RMB51,461 million in 2016, primarily as a result of increase in RTK due to the increase of capacity netted off by the decrease in jet fuel costs because of decrease in average fuel prices. Jet fuel costs, which accounted for 46.2% of flight operations expenses in 2016, decreased by 9.42% from RMB26,274 million in 2015 to RMB23,799 million in 2016.

Maintenance expenses, which accounted for 10.7% of total operating expenses, increased by 8.8% from RMB10,407 million in 2015 to RMB11,318 million in 2016. The increase was mainly due to fleet expansion.

Aircraft and transportation service expenses, which accounted for 19.0% of total operating expenses, increase by 12.9% from RMB17,908 million in 2015 to RMB20,215 million in 2016. The increase was primarily due to a 13.9% rise in landing and navigation fees from RMB11,510 million in 2015 to RMB13,109 million in 2016, resulted from the increase in the number of take-off and landings for international flights.

Promotion and selling expenses, which accounted for 5.9% of total operating expenses, decreased by 9.6% from RMB6,976 million in 2015 to RMB6,304 million in 2016, mainly due to the decrease in sales commissions expenses.

General and administrative expenses, which accounted for 2.7% of the total operating expenses, increased by 14.2% from RMB2,464 million in 2015 to RMB2,815 million in 2016, mainly due to the increase in general corporate expenses.

Depreciation and amortization, which accounted for 11.9% of total operating expenses, increased by 6.5% from RMB11,845 million in 2015 to RMB12,619 million in 2016, mainly due to fleet expansion.

Operating Profit

Operating profit of RMB12,612 million was recorded in 2016 (2015: RMB13,438 million). The decrease in operating profit was mainly due to the net effect of increase in operating revenue by RMB3,329 million or 3.0% and increase in operating expenses by RMB4,712 million or 4.6% compared with 2015.

Other Income or Expenses

Other net income increased by RMB557 million from RMB3,278 million in 2015 to RMB3,835 million in 2016, mainly due to the increase of government grants.

Interest expense increased by RMB277 million from RMB2,188 million in 2015 to RMB2,465 million in 2016 was mainly due to the increase in the interest rate and the weighted average balance of obligations under finance leases during the year.

Net exchange loss of RMB3,276 million was recorded in 2016, a decrease of RMB2,677 million from RMB5,953 million in 2015, mainly due to the decrease in USD dominated borrowings during the reporting period.

Income Tax

Income tax expense of RMB1,763 million was recorded in 2016, increased by RMB463 million from RMB1,300 million in 2015, mainly due to the increase of profit before income tax in the reporting period.

2015 compared with 2014

The profit attributable to equity shareholders of our Company of RMB3,736 million was recorded in 2015 as compared to the profit attributable to equity shareholders of our Company of RMB1,777 million in 2014. Our operating revenue increased by RMB3,068 million or 2.83% from RMB108,584 million in 2014 to RMB111,652 million in 2015. Passenger load factor was 80.5% in 2015 compared to 79.4% in 2014. Passenger yield (in passenger revenue per RPK) decreased by 8.62% from RMB0.58 in 2014 to RMB0.53 in 2015. Average yield (in traffic revenue per RTK) decreased by 9.30% from RMB5.27 in 2014 to RMB4.78 in 2015. Operating expenses decreased by RMB4,534 million or 4.28% from RMB106,026 million in 2014 to RMB101,492 million in 2015. Operating profit of RMB13,438 million was recorded in 2015 as compared to operating profit of RMB4,748 million in 2014, increased by RMB8,690 million.

Operating Revenue

	2015		2014
	Operating revenue RMB million	Percentage %	Operating revenue RMB million	Percentage %	Change in revenue %
Traffic revenue	107,099	95.9	104,328	96.1	2.7
Including: Passenger revenue	100,238		97,145		3.2
– Domestic	76,570		76,647		(0.1)
– Hong Kong, Macau and Taiwan	2,517		2,497		0.8
– International	21,151		18,001		17.5
Cargo and mail revenue	6,861		7,183		(4.5)
Other operating revenue	4,553	4.1	4,256	3.9	7.0
Mainly including:
Commission income	1,545		1,335		15.7
Ground services income	345		293		17.7
Expired sales in advance of carriage	459		459		-
General aviation income	490		576		(14.9)
Hotel and tour operation income	621		508		22.2
Total operating revenue	111,652	100.0	108,584	100.0	2.8
Less: fuel surcharges income	(6,300)		(13,746)		(54.2)

Total operating revenue excluding fuel surcharges	105,352		94,838		11.1

Traffic revenue composition

	2015		2014
	Traffic revenue RMB million	Percentage %	Traffic revenue RMB million	Percentage %	Change in traffic revenue %
Passenger Revenue	100,238	93.6	97,145	93.1	3.2
Cargo and Mail Revenue	6,861	6.4	7,183	6.9	(4.5)
Traffic revenue	107,099	100.0	104,328	100.0	2.7

Passenger revenue composition

	2015		2014
	Passenger revenue RMB million	Percentage %	Passenger revenue RMB million	Percentage %	Change in passenger revenue %
Domestic	76,570	76.4	76,647	78.9	(0.1)
Hong Kong, Macau and Taiwan	2,517	2.5	2,497	2.6	0.8
International	21,151	21.1	18,001	18.5	17.5

Passenger revenue	100,238	100.0	97,145	100.0	3.2

Substantially all of our operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 95.9% and 96.1% of total operating revenue in 2015 and 2014 respectively. Passenger revenue and cargo and mail revenue accounted for 93.6% and 6.4% respectively of the total traffic revenue in 2015. During the reporting period, our total traffic revenues was RMB107,099 million, representing an increase of RMB2,771 million or 2.7% from prior year, mainly due to the increase of RPK by 13.78% which leads to the increase of passenger revenues. The other operating revenue is mainly derived from commission income, expired sales in advance of carriage hotel and tour operation income, general aviation income and ground services income.

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

Cargo and mail revenue, which accounted for 6.41% of our total traffic revenue and 6.14% of total operating revenue, decreased by 4.5% from RMB7,183 million in 2014 to RMB6,861 million in 2015. The decrease was attributable to the depression of freight market and drop of freight rates.

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

	2015		2014
	Operating expense RMB million	Percentage %	Operating expense RMB million	Percentage %	Change in Operating expenses %
Flight operations	50,412	49.7	58,901	55.6	(14.4)
Mainly including:
Jet fuel costs	26,274		37,728		(30.4)
Aircraft operating lease charges	6,153		5,383		14.3
Flight personnel payroll and welfare	8,070		6,803		18.6
Maintenance expenses	10,407	10.3	8,304	7.8	25.3
Aircraft and transportation service expenses	17,908	17.6	16,402	15.5	9.2
Promotion and selling expenses	6,976	6.9	7,841	7.4	(11.0)
General and administrative expenses	2,464	2.4	2,337	2.2	5.4
Depreciation and amortization	11,845	11.7	10,828	10.2	9.4
Impairment on property, plant and equipment	90	0.1	215	0.2	(58.1)
Others	1,390	1.4	1,198	1.1	16.0
Total operating expenses	101,492	100.0	106,026	100.0	4.3

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

Generally, we meet our working capital and capital expenditure requirements through cash from our operations, the proceeds of certain long-term and short-term bank loans, capital lease financing and rebates available under certain of our aircraft leases.

As of December 31, 2016, we had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB139,274 million to our Group. As of December 31, 2016, an approximate amount of RMB110,199 billion was unutilized. As of December 31, 2016 and 2015, our cash and cash equivalents totaled RMB4,152 million and RMB4,560 million, respectively.

Net cash generated from operating activities in 2016, 2015 and 2014 were RMB23,764 million, RMB23,734 million and RMB13,570 million, respectively. Our operating cash inflows are primarily derived from the provision of air transportation and related service for customers. The increase of operating cash inflows of our Group was mainly due to the increase of passenger revenue. The vast majority of tickets are purchased prior to the day on which transportation is provided. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and transportation service, etc.

Net cash used in investing activities in 2016, 2015 and 2014 was RMB15,750 million, RMB6,931 million and RMB9,760 million, respectively. Cash capital expenditures in 2016, 2015 and 2014 were RMB18,967 million, RMB12,139 million and RMB8,649 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under our fleet expansion plans and additional investments in other facilities and buildings used in operations.

Net cash used in financing activities was RMB8,459 million, RMB27,695 million and RMB131 million in 2016, 2015 and 2014, respectively. Net cash (outflows)/inflow from borrowings and repayments of borrowings amounted to RMB(481) million, RMB(20,042) million and RMB4,362 million in 2016, 2015 and 2014, respectively. The borrowings were used for capital expenditures and general working capital. Repayment of capital leases in 2016, 2015 and 2014 was RMB6,994 million, RMB8,209 million and RMB4,072 million, respectively, resulting from the increase of aircraft acquisitions under capital leases.

As of December 31, 2016, our aggregate long-term borrowings and obligations under capital leases (including borrowings and capital leases obligations due within one year) totaled RMB81,545 million. In 2017, 2018, 2019, 2020 and thereafter, amounts payable under such loans and obligations will be RMB9,260 million, RMB7,413 million, RMB15,076 million, RMB10,086 million and RMB39,710 million respectively. Such borrowings and obligations were mainly denominated in U.S. dollars, Euro and Japanese Yen. In the normal course of business, we are exposed to fluctuations in foreign currencies. Our exposure to foreign currencies primarily results from our foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects our results significantly because our foreign currency liabilities generally exceed our foreign currency assets. We are not able to hedge our foreign currency exposure effectively other than by retaining our foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2016, our short-term bank loans were RMB4,195 million. Our weighted average interest rate on short-term bank loans was 3.92% per annum as of December 31, 2016. As at December 31, 2016, our outstanding ultra-short-term financing bills were RMB21,986 million with interest rates ranging from 2.49% to 3.71% per annum. The primary use of the proceeds of our short-term bank loans and ultra-short-term financing bills is to finance working capital and capital expenditure needs. We have generally been able to arrange short-term borrowings with domestic banks in China as necessary and believes it can continue to obtain them based on our well-established relationships with various lenders.

As of December 31, 2016, we had obligations under operating leases totaling RMB61,215 million, predominately for aircraft. Of such amount, RMB7,948 million, RMB7,427 million, RMB7,390 million, RMB6,635 million, RMB5,688 million and RMB26,127 million, respectively, is due in 2017, 2018, 2019, 2020, 2021 and 2022 and thereafter.

As of December 31, 2016, we had a working capital deficit of RMB54,168 million, as compared to a working capital deficit of RMB51,422 million as of December 31, 2015. Historically, we operated in a negative working capital position, relying on cash inflow from operating activities and renewal of short-term bank loans to meet our short-term liquidity and working capital needs. In 2017 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflows from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditure. As of December 31, 2016, we had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB139,274 million (2015: RMB173,739 million), of which approximately RMB 110,199 million (2015: RMB131,021 million) was unutilized.

The directors of our Company have carried out a detailed review of our cash flow forecast for the twelve months ending December 31, 2017. Based on such forecast, our directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of our Group during that period. In preparing the cash flow forecast, our directors have considered historical cash requirements of our Group as well as other key factors, including the availability of the above-mentioned bank financing which may impact our operations during the next twelve-month period. The directors of our Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

As we are subject to a high degree of operating leverage, a minor decrease in our yield and/or load factor could result in a significant decrease in our operating revenue and hence our operating cash flows. This could arise in such circumstances as where competition between Chinese airlines increases or where PRC aviation demand decreases. Similarly, a minor increase in the jet fuel prices, particularly in the domestic market, could result in a significant increase in our operating expenses and hence a significant decrease in our operating cash flows. This could be caused by fluctuations in supply and demand in international oil market. We currently complied with the financial covenants attached to certain of our borrowings. Nevertheless, as we are subject to a high degree of financial leverage, an adverse change in our operating cash flows could adversely affect our financial health and hence weaken our ability to obtain additional loans and lease facilities and to renew our short-term bank loans facilities as they fall due.

As of December 31, 2016, we had capital commitments as follows:

	2017	2018	2019	2020	2021 and afterwards	Total
	(RMB million)
Acquisition of aircraft and related equipment	25,971	24,355	17,878	13,871	1,457	83,532
Others	5,037	4,912	4,147	3,842	3,671	21,609
Total capital commitments	31,008	29,267	22,025	17,713	5,128	105,141

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2016, our cash and cash equivalents totaled RMB4,152 million. Of such balance, 15.85% was denominated in U.S. Dollars, Hong Kong Dollars, Euro, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB110,199 million, we expect that we will have sufficient funding sources to meet our cash requirements in the foreseeable future.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our obligations and commitments to make future payments under contracts and under commitments (excluding share of commitments of a joint venture) as of December 31, 2016.

		As of December 31, 2016 Payment due by period				As of December 31, 2015
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Short-term bank loans and ultra-short-term bills(Note 1)	26,467	26,467	-	-	-	27,783
Long-term bank and other loans (Note 1)	21,411	1,187	9,813	10,350	61	19,560
Obligations under capital leases	71,388	10,663	16,911	16,567	27,247	62,723
Operating lease commitments	61,215	7,948	14,817	12,323	26,127	36,109
Aircraft purchase commitments (Note 2)	83,532	25,971	42,233	15,328	-	83,427
Other capital commitments	21,609	5,037	9,059	7,513	-	6,733
Investment commitments	170	170	-	-	-	34
Total	285,792	77,443	92,833	62,081	53,435	236,369

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2016.

Note 2 Amounts shown are net of previously paid purchase deposits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Senior Management and Employees

The following table sets forth certain information concerning directors, senior management and supervisors of our Company. There were certain changes in our Company’s directors, senior management and supervisors as of April 21, 2017, details of which are set forth below.

Name	Position	Gender	Age
Wang Chang Shun	Non-executive Director, Chairman of our Board	Male	59
Tan Wan Geng	Executive Director, Vice Chairman of our Board and President	Male	52
Yuan Xin An	Non-executive Director	Male	60
Yang Li Hua	Non-executive Director	Female	61
Zhang Zi Fang	Executive Director and Executive Vice President	Male	58
Li Shao Bin	Executive Director	Male	52
Ning Xiang Dong	Independent Non-executive Director	Male	51
Liu Chang Le	Independent Non-executive Director	Male	65
Tan Jin Song	Independent Non-executive Director	Male	52
Guo Wei	Independent Non-executive Director	Male	54
Jiao Shu Ge	Independent Non-executive Director	Male	51
Pan Fu	Chairman of the Supervisory Committee	Male	54
Li Jia Shi	Supervisor	Male	55
Zhang Wei	Supervisor	Female	50
Yang Yi Hua	Supervisor	Female	56
Wu De Ming	Supervisor	Male	58
Xiao Li Xin	Chief Accountant and Chief Financial Officer	Male	50
Ren Ji Dong	Executive Vice President	Male	52
Guo Zhi Qiang	COO Marketing & Sales	Male	53
Wang Zhi Xue	Executive Vice President	Male	56
Li Tong Bin	Executive Vice President and Chief Engineer	Male	55
Su Liang	Chief Economist	Male	54
Chen Wei Hua	Chief Legal Adviser	Male	50
Xie Bing	Company Secretary	Male	43
Feng Hua Nan	COO Flight Safety	Male	54
Zhang Zheng Rong	COO Flight Operations	Male	54
Yang Ben Sen	Chief Pilot	Male	58
Guo Jian Ye	Chief Service Officer	Male	54

Directors

Wang Chang Shun, male, aged 59, graduated from University of Science and Technology of China majoring in management science and engineering with PHD degree and is a member of Communist Party of China (“CPC”). He began his career in February 1976. He has acted as Vice Director and Director of aeronautical meteorology supervision department of CAAC Urumqi Administration, Vice President and a member of standing committee of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration) and then as Party Secretary and Vice President of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration). In November 2000, he acted as general manager and Deputy Party Secretary of the Company. In April 2001, he also acted as the Vice Chairman of the Company; in September 2002, he acted as Vice President and Party member of CSAHC and also as Vice Chairman, President and Deputy Party Secretary of the Company. In August 2004, he served as Deputy Director and Party member of Civil Aviation Administration of China. In March 2008, he acted as Deputy Director and Party member (at the level of deputy director) of Civil Aviation Administration of China. In October 2011, he was appointed as general manager and Deputy Party Secretary of CSAHC and in January 2012 he also was appointed as the Chairman of Air China International Corporation. He was appointed as Vice Minister and Party Leadership Group Member of Ministry of Transport in January 2014, general manager and Deputy Party Secretary of CSAHC from February 2016 to May 2016, general manager and Deputy Party Secretary of CSAHC and Chairman of the Company from May 2016 to December 2016. Since December 2016, he has been Chairman, Party Secretary of CSAHC and Chairman of the Company. He is also a deputy to the 12th National People’s Congress.

Tan Wan Geng, male, aged 52, graduated from Zhongshan University, majoring in regional geography, with qualification of a Master’s; degree. He is an economist and a member of CPC. Mr. Tan began his career in August 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1992 to 1996. He served as the Deputy Director General of Human Resources Division of the CAAC from May 1996 to September 1998. Mr. Tan served as the Deputy Director General of Personnel and Education Division of the CAAC from September 1998 to December 2000. He had been the Director General and Party Secretary of the CAAC Northeastern Region from December 2000 to January 2006, and became the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007. He has been the Director of the Company since June 2006. He had been the Party Member of CSAHC and the Party Secretary and Executive Vice President and Director of the Company from February 2007 to January 2009. He had been the Party Member of CSAHC and the President, the Party Secretary and the Director of the Company from January 2009 to February 2009. He had been the Party Member of CSAHC and the President, the Deputy Party Secretary and the Director of the Company from February 2009 to May 2011. He had been the Party Secretary of CSAHC and the President, the Deputy Party Secretary and the Director of the Company from May 2011 to January 2013. He was the Party Secretary of CSAHC and the President, the Deputy Party Secretary and the Vice Chairman of the Board of the Company from January 2013 to December 2016. Since December 2016 to date, Mr. Tan has been the President, Director and Deputy Party Secretary of CSAHC and the President, the Deputy Party Secretary and the Vice Chairman of the Board of the Company. Mr. Tan has been a member of the 11th CPC Guangdong Provincial Committee since January 2016.

Yuan Xin An, male, aged 60, graduated from Air Force Engineer University in Xi’an, majoring in Aeronautical Machinery, and is a senior engineer. Mr. Yuan is a CPC member and began his career in December 1976. He served as the Chief Inspector of Quality Supervision Division of Maintenance Factory of Guangzhou Bureau of the Civil Aviation Administration, the Manager of Inspection and Vice Director of Guangzhou Aircraft Maintenance Engineering Co., Ltd. from 1987 to 1997. He was the Vice President of Engineering Department of the Company from April 1997 to October 1998. Mr. Yuan then served as the Vice President of the Guangzhou Aircraft Maintenance Engineering Co., Ltd. From October 1998 to November 2000. He became the Chief Engineer and the General Manager of Engineering Department of the Company from November 2000 to April 2002. He was then the Standing Member of Party Committee and the Vice President of the Company from April 2002 to February 2007. He served as the Assistant of President of CSAHC and was also the Standing member of Party Committee and the Executive Vice President of the Company from February 2007 to December 2007. He has been the Party Member and the Executive Vice President of CSAHC since September 2007, and has held a concurrent post of Chief Legal Adviser of CSAHC since July 2008. Since November 2011, Mr. Yuan has been the Director of the Company. For now, he is also appointed as the Chairman of Guangzhou Southern Airlines Construction Company Limited, Chairman of MTU Maintenance Zhuhai Co., Ltd., and Chairman of Shenzhen Air Catering Co., Ltd., and also non-executive Director of TravelSky Technology Limited and Director of China Aircraft Services Limited. Mr. Yuan has been a standing member of the 13th CPPCC Guangdong Provincial Committee since December 2016.

Yang Li Hua, female, aged 61, graduated with a Master degree from the Party School of the Central Committee of CPC majoring in economics. Ms. Yang is a CPC member who began her career in February 1973. She served as the Deputy Head of In-flight Service Team of the Chief Flight Corps Team of the Beijing Bureau of Civil Aviation Administration and the Head of the In-flight Service Team, Manager of In-flight Service Division of Air China International Corporation from 1984 to 1995. She served as the Deputy Head of the Chief Flight Team of Air China International Corporation from July 1995 to September 2000. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division and Party Secretary of Air China International Corporation from September 2000 to October 2002. She was the Vice President of Air China International Corporation from October 2002 to September 2004. After that, she served as Standing Member of Party Committee and the Vice President of Air China Limited from September 2004 to May 2009. From May 2009 to July 2016, Ms. Yang had been the Party Member and Vice President of CSAHC. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since January 2013, Ms. Yang has been the Director of the Company. For now, she also acts as Chairman of GSC, Chairman of SACM and Chairman of China Southern Airlines Group Property Management Company Limited.

Zhang Zi Fang, male, aged 58, graduated with a college degree from foundation science profession for Party administrative cadres of Liaoning University. While Mr. Zhang was at work, he obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang is a CPC member and began his career in February 1976. He served as Deputy Commissar of the China Northern Airlines Company as well as the Deputy Commissar of the Office, Deputy Commissar of Shenyang Flight Team from 1993 to 2000. He served as the Party Secretary of the Jilin Branch of China Northern Airlines Company and the General Manager of Dalian Branch from 2000 to 2003. He had been the Director of Political Works Department of CSAHC from October 2003 to February 2005. Subsequently, Mr. Zhang was appointed as the Deputy Party Secretary and Secretary of the Commission for Discipline of the Company from February 2005 to December 2007. He had been the Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. He was the Party Secretary and the Vice President of the Company from February 2009 to August 2011. Mr. Zhang has been the Director of the Company since June 2009. He had been the Party member of CSAHC and the Party Secretary, the Vice President and the Director of the Company from August 2011 to April 2016. He had acted as the Party Member of the CSAHC and the Director, Party Secretary, the Vice President of the Company as well as the Director and Chairman of Henan Airlines from April 2016 to August 2016. Mr. Zhang has been Deputy Party Secretary, Vice President of CSAHC and Director, Party Secretary, the Vice President of the Company as well as the Director and Chairman of Henan Airlines since August 2016. For now, he also serves as Vice Director General of China Air Transport Association and Guangdong Lingnan Culture Development Foundation.

Li Shao Bin, male, aged 52, graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers’ College. While Mr. Li was at work, he obtained a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li is a CPC member and began his career in July 1984. He served as the Deputy Director of Promotion Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration, the Director of Promotion Department of the Company and the Deputy Director of Promotion Department of the China Southern Airlines (Group) Company from 1992 to 1999. He had been the Director of Political Division of Flight Department of the Company from December 1999 to May 2002. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002 to May 2004. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004 to March 2006. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to July 2012. Mr. Li has been the Chairman of the Labour Union of the Company since July 2012 and the Director of the Company since January 2013. For now, Mr. Li also serves as the Chairman of Guangzhou Southern Airlines Project Supervision Co., Ltd. and Guangdong Southern Airlines Pearl Service Co., Ltd.

Ning Xiang Dong, male, aged 51, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the executive deputy director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and the Chinese University of Hong Kong, and the independent director of a number of listed companies including Datang Telecom Technology Co., Ltd., Shantui Construction Machine Co., Ltd., Hong Yuan Securities Co., Ltd. and Goer Tek Inc. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the independent non-executive director of the Company since 29 December 2010. He is also the independent director of a number of listed companies including Aerospace Hi-Tech Holding Group Co., Ltd., Sichuan Changhong Electric Company Limited, Yango Group Co., Ltd. and Weichai Power Co., Ltd as well as the independent director of China Petroleum & Chemical Corporation.

Liu Chang Le, male, aged 65, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and an honorary fellow by the United International College, and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include “Wiseman of the Media Industry”, “the Most Innovative Chinese Business Leaders in the Asia Pacific Region”, “the Most Entrepreneurial Chinese Business Leaders”, and has been awarded the “Robert Mundell Successful World CEO Award”, the “Man of Year for Asia Brand Innovation Award”, the “Person of the Year” award of the Chinese Business Leaders Annual Meeting, the “Business Person of the Year” award of DHL/SCMP Hong Kong Business Awards 2012, the “Outstanding Contribution Award” by 2015 Singapore Asian Television Awards. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival. In 2008, Mr. Liu received the International Emmy Directorate Award granted by International Academy of Television Arts & Sciences. Mr. Liu was appointed as honorary chairman of World Chinese-language Media Cooperation Alliance in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. In 2014, he was appointed as Vice President of the 6th council of The Buddha’s Light International Association, Board of Directors of Headquarters. Mr. Liu was a member of the Tenth and the Eleventh National Committee of the Chinese People’s Political Consultative Conference, served as the Vice Chairman of the subcommittee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and is serving as a member of standing committee of the Twelfth National Committee of the Chinese People’s Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. Mr. Liu was awarded the Silver Bauhinia Star Medal in 2010 and Gold Bauhinia Star Medal in 2016 by the government of the Hong Kong Special Administrative Region. Mr. Liu has been the independent non-executive director of the Company since 30 November 2011.

Tan Jin Song, male, aged 52, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Zhongshan University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Zhongshan University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a member of China Audit Society. Currently, Mr. Tan also serves as the independent director of Poly Real Estate Company Limited, Guangzhou Hengyun Enterprises Holdings Limited, Shanghai RAAS Blood Products Co., Ltd. and Zhuhai Huafa Industrial Company Limited. In addition, Mr. Tan also acts as the independent non-executive director of Welling Holding Limited. Mr. Tan has been the independent non-executive director of the Company since 26 December 2013.

Guo Wei, male, aged 54, graduated from the Management Faculty of the Management Department of Graduate School of Chinese Academy of Social Sciences (formerly known as the Graduate School of University of Science and Technology of China) with a master degree in Engineering. Mr. Guo has extensive experience in business strategy development and business management. Mr. Guo was an executive director and Senior Vice President of Lenovo Group, Vice Chairman, President and the Chief Executive Officer of Digital China Holdings Limited (Digital China), director of Digiwin Software Co., Ltd. Currently, Mr. Guo serves as chairman of the board of Digital China and directors of a number of subsidiaries and associated companies of Digital China. Mr. Guo also acts as the president of Digital China Group Co., Ltd., Chairman of Digital China Information Service Company Ltd., Director of Kosalaki Investments Limited and Director of Beijing Shougang Fund Co.,Ltd. In addition, Mr. Guo was also a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, a member of the Fourth Committee of the Advisory Committee for State Informatization and the president of the Sixth Council of Chinese Private Technology Entrepreneur Association. Mr. Guo was the recipient of numerous titles and important awards, among which include Top Ten Outstanding Youths in China (2002), the Future Economic Leaders in China (2003) and the First Session of China Youth Entrepreneurs Management Innovation award (2005), and was rated as one of the TOP 50 Most Influential Business Leaders in China consecutively for 2011, 2012 and 2013 by Fortune

Jiao Shu Ge, male, aged 51, with a Master degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shangdong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a Master’s degree in Engineering. Mr. Jiao has extensive experience in funds management and equity management. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (CDH Investments). He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of Direct Investment Department of China International Capital Corporation Ltd. (CICC) and is the founder of CDH Investments. Mr. Jiao was the nonexecutive directors of China Yurun Food Group Limited and China Shanshui Cement Group Limited. Currently, he is also the Director of the associated companies of CDH Investments, the independent non-executive director of China Mengniu Dairy Company Limited, the independent non-executive director and Vice Chairman of WH Group Limited, the director of Joyoung Co., Ltd., the Vice President of Henan Shuanghui Investment & Development Co.,Ltd. and the directors of a number of companies including Beijing TaiYang Pharmaceutical Industry Company Limited, Chery Automobile Co., Ltd., Inner Mongolia Hetao Spirit Group Co., Ltd., Fujian Nanping Nanfu Battery Co.,Ltd. and Shanghai Qingchen Real Estate Development Co., Ltd. Mr Jiao has been the independent non-executive director of the Company since 30 June 2015.

Supervisors

Pan Fu, male, aged 54, graduated with a master degree from Chongqing University majoring in Power Systems and Automation, and is a senior engineer. Mr. Pan is a CPC member and began his career in July 1986, and served successively as the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and director of Kunming Power Plant, the Deputy Chief Engineer and chief engineer of Yunnan Electric Power Corporation from 1994 to 2003. He served as the deputy director (work as chair) and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd. from February 2003 to April 2004; served as the Director of the China Southern Power Grid Technology and Research Center from April 2004 to January 2005, and served as the General Manager (legal representative) and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007. Mr. Pan served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the party member and team leader of the Discipline Inspection Commission of CSAHC since November 2010 and the supervisor & chairman of the Supervisory Committee of the Company since December 2010.

Li Jia Shi, male, aged 55, graduated from Guangdong Polytechnic Normal University majoring in Economics and Mathematics, and obtained an Economic Administration bachelor degree from Correspondence School under the Party School of the CPC Central Committee and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li is a CPC member and began his career in August 1976. He served as the Deputy Head (work as chair) of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company, the party secretary of Guangzhou Nanland Air Catering Company Limited from 1994 to 1999. Mr. Li served as the head of the Organization Division of the Party Committee of CSAHC from December 1999 to December 2003; and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li served as a member of the Standing Committee of the CPC, the Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2007 to February 2012. Mr. Li has been the supervisor of the Company since June 2009. He has been the team deputy leader of the Discipline Inspection Commission of CSAHC, and member of the Standing Committee of the CPC, Secretary of the Disciplinary Committee and Director of the Disciplinary Committee Office, and supervisor of the Company since February 2012. He also serves as the Vice Chairman of Southern Airlines Culture and Media Co., Ltd.

Zhang Wei, female, aged 50, has a master degree. She graduated from Tianjin University majoring in Investment Skills and Economics and is a senior accountant. Ms. Zhang is a CPC member and began her career in September 1988. She successively served as the General Manager Assistant of China Southern Airlines (Group) Company, the Deputy General Manager of the Finance Department of the Company, and the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from 1999 to 2006. Ms. Zhang served as the General Manager and the Secretary of CPC General Branch of Southern Airlines Group Finance Company Limited from August 2006 to October 2007; served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. She has been appointed as Supervisor of the Company since June 2008; Since October 2008 till now, she has been the Director of the Audit Division of CSAHC and the Supervisor of the Company. Ms. Zhang has been a part-time Supervisor of the Board of Supervisors of Stated-owned Enterprises dispatched by SASAC on behalf of the State Council to CSAHC since January 2010, and has been a member of the Discipline Inspection Commission of CSAHC since February 2012. For now, she also acts as the Chairman of the Board of Supervisors of Southern Airlines Group Finance Company Limited, Southern Airlines Culture and Media Co., Ltd., Supervisor of MTU Maintenance Zhuhai Co., Ltd. and the Director of Guangzhou Southern Airlines Construction Co., Ltd.

Yang Yi Hua, female, aged 56, has an Economic Administration bachelor degree from Correspondence School under the Party School of the CPC Central Committee. She is an accountant and also a CPC member who began her career in August 1977. From 1996 to 2002, she first acted as Financial Manager of the Company and then Deputy General Manager of CSAHC’s Audit Department. Ms. Yang has been the General Manager of the Company’s Audit Department from May 2002 to September 2015, and the Supervisor of the Company since June 2004. For now, she is also appointed as Chairman of the Board of Supervisors of Guangzhou Air Cargo Terminals Company Limited and Supervisor of Guangzhou Southern Airlines Supervision of Construction Company Limited.

Wu De Ming, male, aged 58, obtained a university bachelor degree from South China Normal University College of Continuing Education majoring in Political Administration, and is an Administration Engineer. He is a CPC member and began his career in February 1976. From 1991 to 2001, he was first appointed as political section’s deputy director of the operation department of the Company, then member of the Party Committee, Deputy Secretary of the Party Committee and secretary of Committee for Discipline Inspection of Guangzhou ticket office of the Company, then Deputy Secretary and Secretary of Party General Branch of the ticket office at the Transportation Department of the Company, and then Secretary of Party General Branch at Passenger Traffic Department of the Transportation Department of the Company. He was appointed as Director of the Disciplinary Supervision Department of CSAHC from March 2001 to December 2003, and General Director of the Supervision Bureau and Chief Officer of Disciplinary Committee Office of CSAHC from December 2003 to April 2009. He has been a member of Party Committee of the Marketing Management Committee of the Company, secretary to the Disciplinary Committee and Chairman of the Labour Union from April 2009 to November 2015, a member of Party Committee of the Marketing Management Committee of the Company, secretary to the Disciplinary Committee since November 2015 and has been the Supervisor of the Company since December 2013.

Senior Management

Xiao Li Xin, male, aged 50, graduated from Guangdong Academy of Social Sciences with a master degree in Economics and then obtained an on-job Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao is a CPC member and began his career in July 1991. He served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company from 1999 to 2002, and served as the General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company from January 2002 to February 2007. Mr. Xiao served as the deputy chief accountant and general manager of the Finance Department of the Company from February 2007 to October 2007, and served as the General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007 to February 2008. He served as the General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008 to March 2015. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since March 2015 to October 2016. From October 2016 till now, he has served as Party member and Chief Accountant of CSAHC and Chief Accountant and Chief Financial Officer of the Company. For now, he also serves as director of Guangzhou Air Cargo Terminals Company Limited, Chiarman of Guizhou Airlines, Chiarman of Xiamen Airlines, Director of Shantou Airlines as well as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd.

Ren Ji Dong, male, aged 52, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren is a CPC member and began his career in August 1986. Mr. Ren served as the No. 2 Workshop Manager, Deputy Plant Manager and Deputy General Manager of Engineering Department of the aircraft maintenance factory of Urumqi Civil Aviation Administration (Xinjiang Airlines) from 1995 to 2000. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) from January 2000 to December 2001, and a member of the party committee and the Deputy General Manager of Xinjiang Airlines from December 2001 to June 2004, and the Party Secretary and Deputy General Manager of CSAHC Xinjiang Company from June 2004 to December 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005 to February 2015, a member of the Standing Committee of the CPC and the Executive Vice President of the Company from March 2005 to February 2007; a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007 to April 2009. Mr. Ren has been a member of the Standing Committee of the CPC of the Company and the Executive Vice President of the Company since May 2009.

Zhang Zheng Rong, male, aged 54, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained an on-job Executive Master of Business Administration (EMBA) degree from Jinan University. He is a CPC member and began his career in February 1982. He serviced as Vice Captain of the Fifth Sub-Flight Corps under Sixth Flight Corps of Civil Aviation Administration, Sub-Captain, Vice Captain and Captain of China Southern Airlines Flight Corps, Vice President of Flight Corps of the Company, Vice Manager of Department of Security Supervision of the Company, as well as General Manager of Guangzhou Flight Division of the Company. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. From June to July 2012, he serviced as the Chief Pilot and Director of Aviation Security Department of CSAHC and in July 2012, he serviced as the chief pilot and Aviation Security Minister of China Southern Airlines (Group) Company. From April 2014 to January 2017, he acted as Chief Pilot, Chief Safety Officer and Director of Aviation Security Department of CSAHC. Since January 2017, he has been the Chief Pilot of CSAHC and COO and Director of Duty Office of the Company.

Guo Zhi Qiang, male, aged 53, is an economist who graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo is a CPC member and began his career in January 1981. He successively served as the Xi’an Office manager, Beijing Office manager and General Manager of Transportation Department of Xinjiang Airlines Manager; the Deputy General Manager of Xinjiang Airlines; the Beijing Office Director of CSAHC, the General Manager and the Party Secretary of China Southern Airlines Beijing Office from 1995 to 2004. He served as a member of the Standing Committee of the CPC and the Deputy General Manager of CSAHC Xinjiang Branch from June 2004 to December 2004, a member of the Standing Committee of the CPC and the Deputy General Manager of China Southern Airlines Xinjiang Branch from January 2005 to December 2005. Mr. Guo served as a member of Party Committee and the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer as well as Deputy Party Secretary of Chongqing Airlines Company Limited from February 2008 to May 2009. He served as a member of Party Committee and the Deputy Director of the Commercial Steering Committee of the Company from May 2009 to September 2009, the Director and Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo acted as the COO Marketing and Sales of the Company, the Director and the Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2012 to July 2014. Mr. Guo has been the COO Marketing and Sales of the Company since July 2014. For now, he also serves as Chairman of China Southern Jia Yuan (Guangzhou) Air Products Co., Ltd., Guangzhou Nanland Air Catering Co., Ltd., Guangzhou Baiyun International Logistics Co., Ltd. and Guangzhou China Southern PRC Zhongmian Dutyfree Store Co., Limited.

Wang Zhi Xue, male, aged 56, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained an on-job university degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a command pilot. Mr. Wang is a CPC member, and began his career in February 1981. Mr. Wang successively served as the Deputy General Manager and Manager of the Flight Safety Technology Division of Zhuhai Airlines Company Limited, the Senior Flight Instructor of Model B737, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Deputy Chief Pilot and Manager of the Flight Safety Technology Management Division from 1995 to 2002 of Shantou Airlines Company Limited of CSAHC. He also acted as the Deputy General Manager of Shantou Airlines Company Limited from June 2002 to October 2004, and the General Manager of the Flight Management Division of the Company from October 2004 to February 2009, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009 to July 2012. Mr. Wang has been a member of the Standing Committee of the CPC, Executive Vice President and chief pilot of the Company from August 2012 to December 2016. He has been a member of the Standing Committee of the CPC and Executive Vice President of the Company from December 2016 until now. For now, he also serves as Chairman of Zhuhai Airlines.

Li Tong Bin, male, aged 55, has college qualification and graduated from Civil Aviation Institute of China majoring in Maintenance of Aircraft Electrical Equipment. He obtained on-job Master of Business Administration (MBA) from Hainan University and Executive Master of Business Administration (EMBA) form Tsinghua University, and is a senior engineer. Mr. Li is a CPC member and began his career in August 1983, and successively served as the Deputy Head of Technical Division of Aircraft Maintenance Plant, the head of Maintenance Plant and the deputy director of Aircraft Engineering Department (aircraft maintenance base), the Director of Aircraft Engineering Department (aircraft maintenance base) of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company from 1994 to 2003. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004 to January 2005, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005 to April 2012, and the party secretary and Deputy General Manager of Northern Branch of the Company from April 2012 to April 2014. Mr. Li was the Chief Engineer, General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company from April 2014 to August 2015. Mr. Li has been a member of the Standing Committee of the CPC, Executive Vice President and Chief Manager, as well as General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company since September 2015 to December 2016. From December 2016 till now, he has been a member of the Standing Committee of the CPC, Executive Vice President and Chief Manager. For now, Mr. Li also serves as Chairman of Shenyang Northern Aircraft Maintenance Co., Ltd., Southern Airlines Group Import and Export Trading Company and Guangzhou Aircraft Maintenance Engineering Co., Ltd.

Yang Ben Sen, male, aged 59, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting. He is a CPC member and began his career in December 1978. He was appointed as Secondary Captain of Sixth Flight Corps of Civil Aviation Administration, Director of Technology Division, Vice Captain and Captain of Flight Corps of Urumqi Civil Aviation Administration as well as General Manager, Deputy Party Secretary of Flight Corps Urumqi Civil Aviation Administration. In January 2002, he serviced as General Manager and Deputy Party Secretary of Flight Department of Xinjiang Airlines and acted as Vice General Manager of CSAHC Xinjiang Company in December 2002. In January 2005, he acted as Party member and Deputy General Manager of Xinjiang Branch of the Company. From July 2005 to January 2017, he was appointed as Party member, Party Secretary and Deputy General Manager of Xinjiang Branch of the Company. Since January 2017, he has been Chief Pilot of the Company.

Su Liang, male, aged 54, graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management, and is an engineer. Mr. Su is a CPC member and began his career in December 1981. From 1998 to 2000, he successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAHC Shenzhen Company. Mr. Su was the Secretary to the Board of the Company from July 2000 to December 2003, the Secretary to the Board and Director of Board Secretariat of the Company from December 2003 to November 2005, the Secretary to the Board and Vice Director of Commercial Steering Committee of the Company from November 2005 to February 2006, the Company Secretary and director of Company Secretary Office and Vice Director of Commercial Steering Committee of the Company from February 2006 to January 2007, and the Secretary to the Board and Director of Company Secretary Office from January 2007 to December 2007. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of Sichuan Airlines.

Chen Wei Hua, male, aged 50, graduated from the School of Law of Peking University with a bachelor degree, who is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen is a CPC member and joined the aviation industry in July 1988. He successively served as Deputy Director of CSAHC, Deputy Director of the Office (director of the Legal Department) of the Company and CSAHC from 1997 to 2004. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Department of the Company from June 2004 to October 2008. Mr. Chen has been the General Counsel and General Manager of the Legal Department of the Company since October 2008. For now, he also acts as Director of Xiamen Airlines.

Xie Bing, male, aged 43, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office since December 2009.

Feng Hua Nan, male, aged 54, graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained an on-job master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from the School of Economics and Management of Tsinghua University. He is a commanding pilot. Mr. Feng is a CPC member and began his career in January 1983. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company from 1994 to 1999. He was the General Manager of Flight Safety Technology Department from December 1999 to October 2002, and the General Manager of Flight Technology Management Department of the Company from November 2002 to September 2004. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004 to February 2006, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006 to July 2014. He has been the COO Flight Safety of the Company since August 2014. For now, he also serves as President of Zhuhai Xiang Yi Aviation Technology Co., Ltd., China Southern Airlines General Aviation Limited and China Southern West Australia Flight College.

Guo Jian Ye, male, aged 54, graduated with a master degree from Party School of Civil Aviation Flight University of China majoring in Aircraft Piloting. He got the at-job university defree from South China Normal University majoring in Political Education in Education Management Department. He also obtained a master’s degree from the Party School of the Central Committee of CPC majoring in economics and management He is a CPC member and began his career in May 1980. He was appointed as Committee Secretary, Director of Advertising and Promotion Department of CAAC Central and Southern Regional Administration, Director of Air Transportation Administration Political Office of CAAC Central and Southern Regional Administration, Vice Director of Air Transportation Administration under CAAC Central and Southern Regional Administration and General Manager, Vice Director of Guangdong CAAC Central and Southern Industrial Co., Ltd., Head of CAAC Henan Safety Supervision Office, Director of Safety Supervision Administration, Secretary of standing committee and the member of standing committee of CAAC Central and Southern Regional Administration, as well as the Vice Director. In July 2012, he serviced as a member of standing committee, General Manager and Deputy Party Secretary of Heilongjiang Branch of the Company. From July 2014 to January 2017, he acted as a Party member, Director and Deputy Party Secretary of marketing management committee of the Company. Since January 2017, he has been the Chief Customer Officer of the Company.

Save as disclosed above, none of the above Directors or Supervisors, senior management of our Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of our Company.

B.	Compensation

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2016 was RMB10.56 million. For the year ended December 31, 2016, we paid an aggregate of approximately RMB1.59 million on behalf of our executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal and provincial governments in which we participate.

Details of the remuneration of Directors’ and Supervisors’ remuneration for the year ended December 31, 2016 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Non-executive Directors
Wang Chang Shun	-	-	-	-
Yuan Xin An	-	-	-	-
Yang Li Hua	-	-	-	-

Independent Non-executive Directors
Ning Xiang Dong	150	-	-	150
Liu Chang Le	150	-	-	150
Tan Jin Song	150	-	-	150
Guo Wei	150	-	-	150
Jiao Shu Ge	150	-	-	150

Executive Directors
Tan Wan Geng	-	-	-	-
Zhang Zi Fang	-	-	-	-
Li Shao Bin	-	639	130	769

Supervisors
Pan Fu	-	-	-	-
Li Jia Shi	-	711	133	844
Zhang Wei	-	-	-	-
Yang Yi Hua	-	-	-	-
Wu De Ming	-	413	133	546
Total	750	1,763	396	2,909

C.	Board Practices

Each director’s service contract with our Company or any of its subsidiaries provides prorated monthly salary upon termination of employment in accordance with his contract. The director is entitled to paid leave under his contract. The term of office of a director is three years. The terms of the seventh session of our board of directors were expired on December 26, 2016. All members of the existing session of our board will continue to fulfill their respective duties of care and diligence and responsibilities in accordance with the laws, administrative rules, and the articles of association of our Company until the work for re-election and appointment of members of our board is completed. We will promptly push forward the process of the re-election and appointment of members of our board after the confirmation of all relevant matters and fulfill respective disclosure obligations in a timely manner. Based on the PRC Company Law and our Articles of Association and as advised by our PRC legal adviser, we comply with the home country law and our Articles of Association with respect to the postponement of the re-election and appointment of new members of our board. A director may serve consecutive terms upon re-election.

Audit Committee

The Audit Committee is appointed by our board of Directors and consists of three independent non-executive directors. The current members of the Audit Committee are Tan Jing Song, Ning Xiang Dong and Jiao Shu Ge. Tan Jing Song is the Chairman of the Audit Committee. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with our Company’s external auditors without any executive members of our board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit Committee held 18 meetings in 2016, which were attended by all members.

The Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review our interim results and annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examines the effectiveness of our Company’s internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of our Company’s business operations and the realization of our corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviews our Company’s internal audit plan, and submits relevant reports and concrete recommendations to our board on a regular basis.

Our Company has an internal audit department which reviews procedures in all major financial and operational activities. This department is led by the head of internal audit.

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by independent non-executive director Ning Xiang Dong with independent non-executive director Guo Wei and non-executive director Yuan Xin An as members. The term of office of each member is three years. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee held one meeting in 2016, which were attended by all members.

The responsibilities of the Remuneration and Assessment Committee are to make recommendations on the remuneration policy and structure for directors and senior management of our Company, to establish regular and transparent procedures on remuneration policy development and improvement and submit our Company’s "Administrative Measures on Remuneration of Directors" and "Administrative Measures on Remuneration of Senior Management". In particular, the Remuneration and Assessment Committee has the duty to ensure that the directors or any of their associates shall not be involved in the determination of their own remuneration packages.

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive directors and approving the terms of executive directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2016.

Nomination Committee

The Nomination Committee was established on June 28, 2007. Before that, nomination of Directors and other senior management was mainly undertaken by our board. According to the Articles of Association, our board has the authority to appoint from time to time any person as director to fill a vacancy or as additional director. In selecting candidate directors, our board focuses on their qualifications, technical skills, experiences (in particular, the experience in the industry in which our Group operates in case of candidates of executive directors) and expected contributions to our Group.

As of December 31, 2016, the Nomination Committee consists of three members, including Wang Chang Shun as Chairman and Tan Jing Song (independent non-executive director) and Jiao Shu Ge (independent non-executive director) as members. The responsibilities of the Nomination Committee are to make recommendations to our board in respect of the size and composition of our board based on the operational activities, assets and shareholding structure of our Company; study the selection criteria and procedures of directors and executives and give advice to our board; identify qualified candidates for Directors and executives; investigate and propose candidates for directors and managers and other senior management members to our board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association of our Company, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for directors and managers with reference to our Company’s actual situation. Any resolution made in this regard shall be filed and proposed to our board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engages intermediate agencies to provide professional advice on its proposals if necessary.

The Nomination Committee held two meetings in 2016, which was attended by all members.

D.	Employees

As of December 31, 2016, we had 93,132 employees, including 8,126 pilots, 18,177 flight attendants, 15,078 maintenance personnel, 9,354 passenger transportation personnel, 6,683 cargo transportation personnel, 9,738 ground service personnel, 2,397 flight operation officers, 2,040 flight security guards, 1,330 information system personnel, 2,429 financial personnel, and 17,780 other personnel. All of our pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees.

Our employees are members of a trade union organized under the auspices of the All-China Federation of Trade Unions, which is established in accordance with the Trade Union Law of China. Two representatives of our Company labor union currently serve on the Supervisory Committee of our Company. Each of our subsidiaries has its own trade union. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations, and we believe that our relations with our employees are good.

All employees of our Group receive cash remuneration and certain non-cash benefits. Cash remuneration consists of salaries, bonuses and cash subsidies provided by our Group. Salaries are determined in accordance with the national basic wage standards. The total amount of wages payable by our Group to our employees is subject to a maximum limit based on the profitability of our Group and other factors. Bonuses are based on the profitability of our Group. Cash subsidies are intended as a form of cost-of-living adjustment. In addition to cash compensation, our contract employees receive certain non-cash benefits, including housing, education and health services, and our temporary employees also receive certain health services, housing fund and education.

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

Retirement benefits

Our employees participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where our major operations are located. We are required to contribute to these schemes at rates ranging from 13% to 20% (2015: 13% to 21%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of our Group are assumed by these schemes. We, at our sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, our Company and our major subsidiaries joined a new defined contribution retirement scheme that was implemented by CSAHC. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2016 was approximately RMB486 million.

Housing fund and other social insurances

We contribute on a monthly basis to housing funds organized by municipal and provincial governments based on certain percentages of the salaries of employees. Our liability in respect of these funds is limited to the contributions payable in each year.

We also pay cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are reflected in the consolidated income statement.

Termination benefits

When we terminate the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognized in the consolidated income statement when both of the following conditions are satisfied:

•	We have a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and

•	We are not allowed to withdraw from termination plan or redundancy offer unilaterally.

Workers’ Compensation

There is no workers’ compensation or other similar compensation scheme under the Chinese labor and employment system. As required by Chinese law, however, we, subject to certain conditions and limitations, pay for the medical expenses of any contract employee who suffer a work-related illness, injury or disability, and continues to pay the full salary of, and provides all standard cash subsidies to, such employee during the term of such illness, injury or disability. We also pay for certain medical expenses of our temporary employees.

E.	Share Ownership

None of our directors and senior management owns any shares or options in our Group as of April 21, 2017.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below sets forth information regarding the ownership of our share capital as of April 21, 2017 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Beneficially Owned (1)	Percentage of the Respective Class of Shares (2)	Percentage of Total Shares (2
A shares	CSAHC	4,039,228,665	57.52%	41.14%
H shares	HKSCC Nominees Limited	1,749,221,988	62.59%	17.82%
H shares	CSAHC (3)	1,064,770,000	38.10%	10.85%
H shares	Nan Lung Holding Limited	1,033,650,000	36.98%	10.53%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	Percentage of A Shares and percentage of H Shares is based on 7,022,650,000 A Shares and 2,794,917,000 H Shares, respectively, issued as of April 21, 2017. Percentage of total shares is based on 9,817,567,000 shares issued as of April 21, 2017.

(3)	Includes 31,120,000 H Shares held by Yazhou Travel Investment Company Limited, representing 1.11% of the total number of H Shares and 0.32% of the total number of all outstanding shares, and 1,033,650,000 H Shares held by Nan Lung, representing 36.98% of the total number of H shares and 10.53% of the total number of all outstanding shares.

Shareholders of H Shares and A Shares enjoy the same voting rights with respect to each share. None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2016, there were 46 registered holders of 1,792,150 American Depositary Shares in the U.S., consisting of 3.21% of our outstanding H shares. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CSAHC, which is an entity wholly-owned by the Chinese government.

B.	Related Party Transactions

For a detailed description of our related party transactions, please see Note 49 to the consolidated financial statements. In particular, the following arrangements, which our Company believes are material to our operations, have been made between our Company and CSAHC and its affiliates during the year ended December 31, 2016 and up to the latest practicable date. Our Company believes that these arrangements have been entered into by our Company in the ordinary course of business and in accordance with the agreements governing such transactions.

Arrangements with CSAHC

De-merger Agreement

The De-merger Agreement dated March 25, 1995 (such agreement was amended by the Amendment Agreement No.1 dated May 22, 1997) was entered into between CSAHC and our Company for the purpose of defining and allocating the assets and liabilities between CSAHC and our Company. Under the De-merger Agreement, CSAHC and our Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or our Company pursuant to the De-merger Agreement.

Neither our Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this Annual Report.

Trademark License Agreement

Our Company and CSAHC entered into a ten-year trademark license agreement dated May 22, 1997. Pursuant to which CSAHC acknowledges that our Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants our Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with our Company’s airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark license agreement entered into by our Company and CSAHC was automatically renewed for ten years.

Leases

We (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

(1)	Our Company and CSAHC entered into the Asset Lease Agreement (the "Asset Lease Agreement") on September 25, 2012 to renew the leases transactions for a term of three years from January 1, 2012 to December 31, 2014. Pursuant to the Asset Lease Agreement, CSAHC agrees to continue to lease to our Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as "Shashi"), Zhanjiang and Changsha. The annual rents payable to CSAHC under the Asset Lease Agreement is RMB36 million for the three years ending December 31, 2014.

Our Company further entered into the 2013 Nanyang Asset Lease Agreement (the "2013 Nanyang Asset Lease Agreement") with CSAHC on April 19, 2013, pursuant to which CSAHC agreed to lease to our Company certain lands, properties, facilities and structures at Nanyang Jiangying Airport for a term of two years, commencing from January 1, 2013 to December 31, 2014. The rent payable under the Nanyang Asset Lease Agreement was RMB30 million for the year ended December 31, 2014.

For the year ended December 31, 2014, the rent incurred by our Group amounted to approximately RMB66 million pursuant to the Asset Lease Agreement and Nanyang Asset Lease Agreement.

As the lease transactions contemplated under the Asset Lease Agreement and the 2013 Nanyang Asset Lease Agreement would continue to be entered into on a recurring basis, our Company and CSAHC entered into the new Asset Lease Agreement (the "New Asset Lease Agreement") on December 29, 2014 for a term of three years from January 1, 2015 to December 31, 2017 to renew lease transactions originally covered under the Asset Lease Agreement and the 2013 Nanyang Asset Lease Agreement. The annual rents payable to CSAHC under the New Asset Lease Agreement is RMB86,268,700 for the three years ending December 31, 2017.

For the years ended December 31, 2015 and 2016, the rent incurred by our Group amounted to RMB86million pursuant to the New Asset Lease Agreement, respectively.

(2)	Our Company and CSAHC entered into an indemnification agreement dated May 22, 1997 in which CSAHC has agreed to indemnify our Company against any loss or damage caused by or arising from any challenge of, or interference with, our Company’s right to use certain lands and buildings.

(3)	On January 9, 2014, our Company and CSAHC have entered into two new lease agreements (the "Lease Agreements"), namely, the property lease agreement (the "Property Lease Agreement") and the land lease agreement (the "Land Lease Agreement") to renew the land and property leases transactions contemplated thereunder for the period from January 1, 2014 to December 31, 2016. Pursuant to the Property Lease Agreement, CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to our Company for office use related to the civil aviation business development. Pursuant to the Land Lease Agreement, CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to our Company for the purposes of civil aviation and related businesses of our Company. The annual rental is determined after arm’s length negotiation between the parties and adjusted with reference to the rental assessment report prepared by Guangdong Yangcheng Land and Property Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations and historical figures. The maximum annual aggregate amount of rent payable by our Company to CSAHC under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending December 31, 2016 shall not exceed RMB40,114,700 and RMB63,582,200, respectively, and such payment shall be made quarterly. On August 13, 2015, our Company and CSAHC entered into a supplemental agreement to the Property Lease Agreement, pursuant to which our Company and CSAHC agreed that the maximum annual aggregate amount of rent payable by our Company to CSAHC under the Property Lease Agreement for the two years ending December 31, 2016 shall be slightly adjusted to not more than RMB40,270,700 (original cap of RMB 40,114,700) and RMB40,348,700 (original cap of RMB 40,114,700), respectively. Save as the said revision, all other terms of the Property Lease Agreement shall remain unchanged.

On December16, 2016, our Company and CSAHC have entered into the new Property Lease Agreement and Land Lease Agreement to renew the land and property leases transactions contemplated thereunder for the period from January 1, 2017 to December 31, 2019. Pursuant to this new Property Lease Agreement and Land Lease Agreement, CSAHC further agreed to lease the property and land in Shenyang, Chaoyang, Dalian, Changchun, Harbin, Xinjiang, Beijing, Shanghai and foreign offices to our Company. The maximum annual aggregate amount of rent payable by our Company to CSAHC under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending December 31, 2019 shall not exceed RMB130 million. Pursuant to this new Property Lease Agreement and Land Lease Agreement, our Company and CSAHC shall further discuss and agree on the scope and details of specific leasing and sign separate contracts.

For the year ended December 31, 2014, the rents for land lease and property lease incurred by our Group amounted to approximately RMB40 million and RMB64 million, respectively pursuant to the Lease Agreements.

For the year ended December 31, 2015, the rents for property lease and land lease incurred by our Group amounted to RMB40 million and RMB64 million, respectively pursuant to the Lease Agreements.

For the year ended December 31, 2016, the rents for land lease and property lease incurred by our Group amounted to RMB40 million and RMB64 million, respectively pursuant to the Lease Agreements.

SAIETC, a former wholly-owned subsidiary of CSAHC

On January 9, 2014, our Company and SAIETC entered into a new import and export agency framework agreement (the “Import and Export Agency Framework Agreement”) to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from January 1, 2014 to December 31, 2016. Pursuant to the Import and Export Agency Framework Agreement, SAIETC agreed to provide import and export services and the relevant lease services, customs clearance services, customs declaration and inspection services, and the relevant storage, transportation and insurance agency services, and tendering and agency services to our Group. In relation to the service fee charged for import and export services, both parties agreed that such fee shall not be higher than the prevailing market rate charged by several trading companies of certain airlines companies in the PRC for similar services. In relation to the service fee charged for custom clearing, custom declaration and inspection, and the relevant storage, transportation and insurance services, both parties agreed that such fee charged shall not be higher than the prevailing market rate charged for similar services provided by independent third party service providers in the flight equipment logistics transportation market in the PRC. In relation to the service fee charged for the tendering and agency services, it is required to be determined in accordance with the fee standard prescribed by the State for this kind of tendering and agency services from time to time. During the period of the Import and Export Agency Framework Agreement, the annual cap are set at RMB160 million per annum.

For the year ended December 31, 2014, the agency fee incurred by our Group in respect of the above import and export services was approximately RMB119 million.

For the year ended December 31, 2015, the agency fee incurred by our Group in respect of the above import and export services was RMB114 million.

SAIETC was a former wholly-owned subsidiary of CSAHC. In August 2016, since SAIETC has become a wholly-owned subsidiary of our Company, the transactions between our Company and SAIETC under Import and Export Agency Framework Agreement are not considered as the connected transactions of our Company. Prior to that, the agency fee incurred by our Group in respect of the above import and export services was RMB60 million in 2016.

Southern Airlines Culture and Media Co., Ltd. ("SACM"), which is 40% owned by our Company and 60% owned by CSAHC

On April 19, 2013, our Company entered into a new Media Services Framework Agreement with SACM to renew the annual cap, expand the services scope and extend the term for an additional term of three years, commencing from January 1, 2013 to December 31, 2015. Pursuant to the agreement, our Company has appointed SACM to provide advertising agency services, plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of airhostess, and services relating to the distribution of newspapers and magazines. The service fees for the media services to be provided to members of our Group by SACM and its subsidiaries (the “SACM Group”) are determined, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm’s length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall follow such prevailing market price; or (b) if there are no such prevailing market price in the same or similar locations, the services to be provided by SACM Group shall be on terms which are no less favourable than the terms which can be obtained by our Group from independent third parties within the PRC market.The annual cap under the agreement for each year is RMB98 million, RMB105 million and RMB113 million for each of years ended December 31, 2013, 2014 and 2015, respectively.

Our Company and SACM entered into the Supplemental Agreement to the Media Services Framework Agreement on 29 December 2014 to revise the annual cap for services provided by the SACM Group for the period from January 1, 2015 to December 31, 2015 from RMB113 million to RMB118.5 million. In addition, the following revisions to the Media Services Framework Agreement were also made and set out in the Supplemental Agreement to the Media Services Framework Agreement as follows: (a) to clarify the parties referred in the Media Services Framework Agreement shall include itself and its wholly-owned or controlled subsidiaries; and (b) to clarify the rights and obligations of the SACM Group, i.e. clarifying the SACM Group will have full discretion for the whole process of the selection of media or media agent, negotiation, purchase, execution and supervision, and the SACM Group should take the responsibility to monitor the advertisement, submit the monitoring report and strengthen the supervision on the advertising effect. Save as the aforesaid revision, all other terms of the Media Services Framework Agreement remain unchanged.

On December 30, 2015, our Company entered into a new Media Services Framework Agreement with SACM to renew the media services transaction and extend for an additional term of three years, commencing from January 1, 2016 to December 31, 2018. The annual cap under the new agreement will remain unchanged at RMB118.5 million.

For the years ended December 31, 2014, 2015, 2016, the media fees incurred by our Group for the media services amounted to RMB75 million, RMB67 million and RMB71 million, respectively.

Southern Airlines Group Finance Company Limited ("SA Finance"), which is 66% owned by CSAHC, 21% owned by our Company and 13% owned in aggregate by four subsidiaries of our Company

(1) On November 8, 2013, our Company renewed the financial services framework agreement (the “Financial Services Framework Agreement”) with the SA Finance for a term of three years starting from January 1, 2014 to December 31, 2016. Under such agreement, the SA Finance agrees to provide to our Company deposit (the “Provision of Deposit Services”) and loan services (the “Provision of Loan Services”). The SA Finance shall pay interests to our Company regularly at a rate not lower than the current deposit rates set by the People’s Bank of China. The Group’s deposits placed with the SA Finance were re-deposited in a number of banks. The SA Finance has agreed that the loans it provided to CSAHC and its subsidiaries other than our Group should not exceed the sum of the SA Finance’s shareholders’ equity, capital reserves and total deposits received from other companies (excluding our Group). The rates should be determined on an arm’s length basis and based on fair market rate, and should not be higher than those available from independent third parties. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by our Company as well as the maximum amount of the outstanding loan provided by the SA Finance to our Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is set at RMB6 billion on any given day. The annual cap of fees payable to the SA Finance by our Group for the other financial services should not exceed RMB5 million. On 26 December 2013, the second extraordinary general meeting of 2013 considered and approved the Financial Services Framework Agreement.

Our Company and the SA Finance entered into the Supplemental Agreement to the Financial Services Framework Agreement on May 4, 2015 to revise each of the annual cap in relation to the Provision of Deposit Services and the Provision of the Loan Services for the period from the effective date of Supplemental Agreement to December 31, 2016 from RMB6 billion to RMB8 billion. On June 30, 2015, 2014 annual general meeting of our Company considered and approved the Supplemental Agreement to the Financial Services Framework Agreement.

As of December 31, 2014, our deposits placed with SA Fiance amounted to RMB4,264 million.

As of December 31, 2015, our deposits placed with SA Fiance amounted to RMB2,934 million.

As of December 31, 2016, our deposits placed with SA Fiance amounted to RMB3,759 million.

(2) On November 21, 2014, the Board approved Guangdong CSA E-commerce Co., Ltd. (the “E-commerce Company”, a wholly-owned subsidiary of our Company), to enter into the four electronic aviation passenger comprehensive insurance four parties cooperation agreements (the “Cooperation Agreements”) with the SA Finance, Insurance Brokers (Beijing) Co., Ltd. (the “Air Union”) and each of the four insurance companies, respectively, for a period of three years commencing from June 12, 2014 to May 31, 2017.

Pursuant to the Cooperation Agreements, the E-commerce Company agreed to authorize other parties to use the B2C website, the mobile terminal air tickets sale platform and VOS sale system of our Company for sales of online insurances in consideration for a fixed service fees for each policy sold through its electronic platform.

Our Group will charge a fixed service fee of RMB5 for each insurance policy sold through its electronic platforms. There has not been any comparative market prices due to the specific nature of such transaction and the above pricing model has been agreed on an arm’s length basis among the parties and has been adopted since the commencement of cooperation in 2008.

The annual caps in relation to the service fees to be charged by our Group are RMB14.24 million, RMB30.27 million, RMB42.38 million and RMB24.72 million for the seven months ended December 31, 2014, for the two years ended December 31, 2016 and the five months ending May 31, 2017.

As a result of the increase in aviation insurance purchase demand from travellers and the various cooperation between our Company and the SA Finance on the sale of aviation insurance, on November 19, 2015, our Company and the SA Finance entered into the cooperation framework agreement (the “Cooperation Framework Agreement”) for two years commencing from January 1, 2015 to December 31, 2016.

Pursuant to the insurance business platform cooperation arrangements under the Cooperation Framework Agreement, our Company as the platform service provider, agreed to cooperate with the SA Finance, and authorize SA Finance to use the various platforms of our Group including online channels and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance. The scope of the Cooperation Framework Agreement shall also cover the electronic platform as contemplated under the Cooperation Agreements. In addition, our Company agreed to further authorize the SA Finance to use our Group’s ground service counter channels as the sales platform for sale of baggage insurance and aviation passenger accident insurance.

For the sale of insurance policies through our Group’s ground service counter channels and its electronic platforms, our Group is currently charging a fixed ratio of the insurance premium of each of the different kinds of insurance policies. The pricing model has been agreed on an arm’s length basis by our Company and the SA Finance with reference to the determination basis as set out in a table disclosed in the announcement of our Company dated November 19, 2015.

The annual caps in relation to the service fees to be charged by our Group under the Cooperation Framework Agreement are RMB40 million and RMB60 million for the two years ended December 31, 2016, respectively.

On August 29, 2016, our Company and SA Fiance entered into the new Insurance Business Platform Services Agreement under the new Financial Services Framework Agreement for a term of three years starting from January 1, 2017 to December 31, 2019 to renew the provision of the services contemplated under the Insurance Business Platform Services Agreement. The annual caps for the insurance business platform services arrangement under the new Financial Services Framework Agreement for each year are RMB68.60 million, RMB79.35 million and RMB91.67 million respectively. Pursuant to the new Financial Services Framework Agreement, our Company shall be only liable for providing insurance sales platforms and shall not be liable for any disputes arising among the insurers, insurance agents, policy holders, the insured and other parties. SA Fiance shall ensure that it has the agency authority to sell the insurance in the place where the insurance is sold while our Company shall not bear any obligations or liabilities arising therefrom.

For the year ended December 31, 2014, the service fee charged by our Group were approximately RMB20.87 million (including the service fee of approximately RMB7.05 million for the five months ended May 31, 2014 and approximately RMB13.82 million for the seven months ended December 31, 2014).

For the year ended December 31, 2015 and 2016, the service fee charged by our Group were RMB16 million and RMB26 million, respectively.

China Southern Air Holding Ground Services Company Limited ("GSC"), a wholly-owned subsidiary of CSAHC

On November 8, 2013, our Company and GSC renewed the Passenger and Cargo Sales Agency Services Framework Agreement (the “Passenger and Cargo Sales Agency Services Framework Agreement”) to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from January 1, 2014 to December 31, 2016. Pursuant to the New Passenger and Cargo Sales Agency Services Framework Agreement, GSC agrees to provide the following services to our Group: domestic and international air ticket sales agency services; domestic and international airfreight forwarding sales agency services; chartered flight and pallets sales agency services; internal operation services for the inside storage area (these services include the areas in Guangzhou, Beijing and Shanghai, etc); and delivery services for the outside storage area. The agency fee for sales agency services is determined by reference to the agency ratio paid to the agency companies by the airlines companies of the same types of the industry in the same regions; the service fee for internal operation services is determined by the fee standard prescribed by the local government. The annual cap shall maintain RMB250 million per annum for the entire term of the New Passenger and Cargo Sales Agency Services Framework Agreement.

In view of the sudden increase of the sales agency services as a result of the peak season market demand for our Group exceeds the original projection, the annual cap under the Passenger and Cargo Sales Agency Services Framework Agreement in respect of the year ended December 31, 2016 would become insufficient. Accordingly, on December 16, 2016, our Company and GSC entered into the Supplemental Agreement to revise the annual cap under Passenger and Cargo Sales Agency Services Framework Agreement from RMB250 million to RMB260 for the year ended December 31, 2016.

For the year ended December 31, 2014, the commission expense and goods handling fee paid to GSC were approximately RMB8 million and RMB46 million, respectively, and the income relating to other services was approximately RMB32 million.

For the year ended December 31, 2015, the commission expense and goods handling fee paid to GSC were RMB98 million and RMB109 million, respectively, and the income relating to other services was RMB20 million.

For the year ended December 31, 2016, the commission expense and goods handling fee paid to GSC were RMB99 million and RMB117 million, respectively, and the income relating to other services was RMB6 million.

On December 16, 2016, our Company entered into a new Passenger and Cargo Sales and Ground Services Framework Agreement (the “Passenger and Cargo Sales and Ground Services Framework Agreement”) for a term of three years starting from January 1, 2017 to December 31, 2019. Under Passenger and Cargo Sales and Ground Services Framework Agreement, GSC agreed to provide certain services and charge agent service fees while our Company agreed to lease certain assets including transportation tools and equipment and workplace and charge rental thereon. GSC agrees to provide the following services to our Group: (i) domestic and international air ticket sales agency services; (ii) domestic and international airfreight forwarding sales agency services; (iii) chartered flight and pallets sales agency services; (iv) Import and export port and transfer services related to cargo operations; (v) ground services, including aircraft maintenance, cabin cleaning, cleaning, collecting and issuing of towels, entertaining equipment maintenance within aircraft, surface cleaning of aircraft and comprehensive ground services; and (vi) support to sales and services oriented to major direct customers of our Company. In respect of the services provided by GSC to our Group, the agency fee for sales agency services is determined by reference to the agency ratio paid to the agency companies by the airlines companies of the same types of the industry in the same regions (including domestic and foreign market). The service fee for internal operation services is determined by the fee standard prescribed by the local government. The service fee for other maintenance and ground services is mainly determined based on related costs (mainly including labor costs, operation costs, management costs and taxes) in addition to 10% profit ratio. With respect to the rentals to be received by our Company, rentals are determined with reference to the valuation prepared by valuation agency (independent third party). Our Company expect the annual fees payable to our Company under Passenger and Cargo Sales and Ground Services Framework Agreement will not exceed RMB10 million. Under Passenger and Cargo Sales and Ground Services Framework Agreement, the annual caps for the services provided to our Group by GCS for each of the three years ending December 31, 2019 will be RMB270 million, RMB330 million and RMB400 million, respectively.

China Southern Airlines Group Property Management Company Limited (the "CSAPMC"), a wholly-owned subsidiary of CSAHC

Our Company has entered into a New Framework Agreement for Engagement of Property Management (the "New Property Management Framework Agreement") on December 28, 2012 to renew the property management transactions for a term of three years from January 1, 2012 to December 31, 2014. Pursuant to the New Property Management Framework Agreement, our Company has renewed the appointment of CSAPMC for provision of property management and maintenance services for our Company’s leased properties in the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport (other than certain properties in our Company’s headquarter located in the old Baiyun Airport which were covered in the existing Property Management Framework Agreement) to ensure the ideal working conditions of our Company’s production and office facilities and physical environment, and the normal operation of equipment.

Our Company has further entered into the airport property management framework agreement (the "Airport Property Management Framework Agreement") on January 11, 2013 to renew the property management at the old Baiyun Airport for a term of three years from January 1, 2012 to December 31, 2014. Pursuant to the Airport Property Management Framework Agreement, our Company has renewed the appointment of CSAPMC for the provision of property management and maintenance services for our Company’s properties at the old Baiyun Airport and surrounding in Guangzhou.

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

On December 31, 2013, our Company further entered into an agreement supplemental to the New Property Management Framework Agreement (the "New Property Management Supplemental Agreement") and an agreement supplemental to the Airport Property Management Framework Agreement (the "Airport Property Management Supplemental Agreement"). Pursuant to the New Property Management Supplemental Agreement, the parties have agreed to revise the services fee in relation to the provision of property management and maintenance services by CSAPMC for our Company’s leased properties at the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport from RMB32,750,000 per annum to RMB42,700,000 per annum for the year ended December 31, 2014. Pursuant to the Airport Property Management Supplemental Agreement, the parties have agreed to revise the services fee in relation to provision of property management and maintenance services by CSAPMC for our Company’s several properties at the old Baiyun Airport and surrounding in Guangzhou from RMB22,250,000 per annum to RMB27,300,000 per annum for the year ended December 31, 2014.

As the transactions contemplated under the New Property Management Framework Agreement and the Airport Property Management Framework Agreement will continue to be entered into on a recurring basis, our Company entered into the new Property Management Framework Agreement (the "Property Management Framework Agreement") with ise the services fee in relation to the provision of property management and maintenance services by CSAPMC on December 29, 2014 to renew the property management transactions originally covered under the New Property Management Framework Agreement and the Airport Property Management Framework Agreement for a term of three years from January 1, 2015 to December 31, 2017. In addition, CSAGPMC has also been appointed for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services to our Group, which are newly added services to be provided by CSAGPMC to our Group. The annual cap for the Property Management Framework Agreement is set at RMB90 million, RMB92 million and RMB96 million for the three years ending December 31, 2015, 2016 and 2017, respectively.

For the years ended December 31, 2014, 2015 and 2016, the property management and maintenance fee incurred by our Group respectively amounted to RMB61 million, RMB73 million and RMB70 million pursuant to the New Property Management Framework Agreement, the Airport Property Management Framework Agreement and the Property Management Framework Agreement.

Shenzhen Air Catering Co., Ltd. (the "SACC"), which is 50.1% owned by CSAHC

Our Company entered into a Catering Services Framework Agreement with SACC, a non-wholly-owned subsidiary of CSAHC on April 19, 2013 for a term of three years, commencing from January 1, 2013 to December 31, 2015, pursuant to which SACC agrees to provide the in-flight lunch box, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by our Group at the airport where SACC located at. The maximum annual aggregate amount of the services fee payable by our Company to SACC shall not exceed RMB100 million, RMB115 million and RMB132.5 million for each of the years ended December 31, 2013, 2014 and 2015, respectively.

Our Company entered into a new Catering Services Framework Agreement with SACC on December 30, 2015 for an additional term of three years, commencing from January 1, 2016 to December 31, 2018. The annual cap under the new agreement is set at RMB152 million, RMB175 million and RMB201 million for each of the years ending December 31, 2016, 2017 and 2018, respectively.

For the years ended December 31, 2014, 2015 and 2016, the services fee incurred by our Group for the catering services amounted to RMB89 million, RMB100 million and RMB124 million, respectively.

Zhuhai MTU, which is 50% owned by CSAHC

Our Company entered into an agreement relating to continuing connected transactions with CSAHC, MTU Aero Engines GmbH ("MTU GmbH") and Zhuhai MTU on September 28, 2009, by which Zhuhai MTU shall continue to provide our Company with engine repair and maintenance services subject to the international competitiveness and at the net most favorable terms, while our Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its date to April 5, 2031.

For the year ended December 31, 2014, 2015 and 2016, our engine repair and maintenance service fees incurred under the agreement amounted to RMB780 million, RMB1,324 million and RMB1,877 million, respectively.

Acquisition of 95.4% Equity Interests in Hebei Airlines by Xiamen Airlines

On October 13, 2014, Xiamen Airlines (a subsidiary of our Company) and Hebei Airlines Investment Group Company Limited (“Hebei Airlines Investment”) entered into the equity transfer agreement, pursuant to which Xiamen Airlines agreed to purchase and Hebei Airlines Investment agreed to sell the 95.40% equity interests in Hebei Airlines at the consideration of RMB680 million (the “Acquisition”). The consideration of RMB680 million is determined after an arm’s length negotiation between the parties in accordance with prevailing market conditions and after taking into account, inter alia, the net asset value of Hebei Airlines and the appraisal value of the 95.40% equity interests in Hebei Airlines as of April 30, 2014.

Our Company believes that the Acquisition can help our Group to further develop the aviation market in Hebei, facilitate the integration of the North China market by Xiamen Airlines and improve its domestic route network. The Acquisition will also achieve the synergies of Xiamen Airlines and Hebei Airlines to strengthen their market positions, so as to further enhance the competitiveness of the Company, Xiamen Airlines and Hebei Airlines as a whole.

The Acquisition was completed in December 2014.

Acquisition of 4% Equity Interests in Xiamen Airlines from Xiamen Jianfa

On July 14, 2015, our board announced that our Company and Xiamen Jianfa entered into an agreement (the “Share Transfer Agreement”), pursuant to which Xiamen Jianfa agreed to sell and our Company agreed to purchase 4% equity interests (the "Targeted Equity Interests") in Xiamen Airlines at the consideration of RMB586,666,670 (the "Acquisition"). Our Company believes that the increase of 4% equity interests in Xiamen Airlines held by our Company can help our Group to further enhance our control over the Xiamen Airlines, help the Xiamen Airlines to maintain a stable shareholding structure, further improve the strategic synergy effect of our Company and Xiamen Airlines and improve the overall operating results of our Company.

On December 8, 2015, our Company and Xiamen Jianfa entered into a supplemental agreement to the Share Transfer Agreement, pursuant to which the parties agreed to adjust the consideration from RMB586,666,667 to RMB626,666,667 so as to reflect the profit attribution arrangement. The acquisition was completed in December 2015.

Acquisition of 100% equity interests in SAIETC

On 2 February 2016, our Company and CSAHC entered into the share transfer agreement (the “Share Transfer Agreement”), pursuant to which our Company agreed to purchase and CSAHC agreed to sell 100% equity interests in SAIETC at the consideration of RMB400,570,400. The consideration of RMB400,570,400 is determined after an arm’s length negotiation between the parties in accordance with prevailing market conditions and after taking into account, inter alia, the net asset value of SAIETC and the appraisal value of 100% equity interests in SAIETC as of June 30, 2015, net of decrease of net asset resulting from events after balance sheet date (including profit distribution and long-term equity investment).

Our Company believes that the acquisition can assist our Group to strengthen procurement management of aircraft, flight equipment and other airlines-related facilities, lower management risk; assist our Company to streamline its relationship with trading companies so as to reduce connected transactions. With SAIETC’s experience in tendering and agency services, SAIETC will be developed into a centralised platform for procurement activities of our Group, that enhances concentration and efficiency of procurement activities.

Capital Increase Agreement

On December 23, 2016, our Company entered into the Capital Increase Agreement (the “Capital Increase Agreement”) with CSAHC, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited (“Nanland Company”), under which each party agreed that each of our Company and CSAHC can increase the capital of SA Finance, up to RMB500 million in total. RMB348,597,550 of such capital increase will be used to increase the registered capital from RMB724,329,500 to RMB1,072,927,050, while RMB151,402,450 will be used to increase the capital reserve of SA Finance. Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland Company (non-wholly owned subsidiary of our Company) agreed to waive their rights to make capital contributions. The amounts of capital increase to the SA Finance were determined by each party through fair negotiation with reference to (among other things) the net assets of SA Finance on May 31, 2016 and current shareholding ratio of each party in SA Finance.

Upon the completion of capital increase, the equity interest held by CSAHC in the SA Finance would remain at 66.022% while the equity interest held by our Company in the SA Finance would increase from 21.089% to 25.277%.

Our Company considers that the entering into the Capital Increase Agreement and the capital increase will enhance the finance conditions and therefore the development of the SA Finance and allow the SA Finance to further expand its business. Our Company would also be able to share the benefit from the SA Finance’s profits by holding 25.277% equity interest directly, and 8.701% equity interest indirectly through its four subsidiaries, in the SA Finance. All related party transactions have been approved by independent non-executive directors.

Acquisition of Property in the PRC

On December 15, 2016, Hainan Branch of our Company (as the purchaser) entered into the Sale and Purchase Agreement with China Southern Air Sanya Property Development Co., Ltd (the “Vendor”), under which our Company agreed to purchase a property at the total consideration of RMB56,089,800 (equivalent to HK$64,953,591). The property includes whole 4th floor of China Southern Air Sanya Headquarter Building located at No.360-2 Yingbin Road, Kedong District, Sanya, Hainan Province, the PRC with a gross floor area of approximately 2,123.5 square meters (the “Property”).

The consideration for the Property acquisition was determined after arm’s length negotiations between our Company and the Vendor, with reference to (i) the prevailing selling prices of other presale units of the development in which the Property forms part of, in the open market of Sanya; (ii) the similar types (for office purpose) of properties located in the same areas in Sanya; and (iii) the agreed 15% discount provided by the Vendor to our Company. The consideration also included the taxes and renovation costs.

The Vendor is a wholly-owned subsidiary of CITIC China Southern Air Construction Development Co., Ltd. which is owned as to 49% by CSAHC. CSAHC is the controlling shareholder of our Company and therefore the Vendor is a connected person of our Company under the Listing Rules.

Since the Property is situated at the city centre of Sanya and a new commercial business district established by the Sanya municipal government, our Company believes that acquiring the Property with such geographical advantages as its office can not only meet the needs of future production development, but also realign its office premises with our Company’s brand and image. The Property Acquisition will also strengthen our Company’s strategic cooperation with the Sanya municipal government.

All the above related party transactions have been approved by independent non-executive directors.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

Our Company is engaged in International Court of Arbitration proceedings (“ICC arbitration proceedings”) in London against a lessor SASOF TR-81 AVIATION IRELAND LIMITED, arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and our Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. As of the issuance date of this report, a further hearing before the Arbitral Tribunal in the ICC arbitration proceedings has not yet commenced. The directors are of the opinion that our Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no provision has been made against this pending arbitration.

A claim was raised by a construction company in the Hainan Province of the PRC (the “claimant”) in 2016 against a wholly-owned subsidiary of CSAHC, our Company and our Sanya Branch for the alleged non-payment of construction fees of RMB45 million and the relating interests. The directors are of the opinion that the claims and the civil judgment of the first trial are without merit and have instructed its legal advisor to defend the claims vigorously. As of the issuance date of this report, the directors consider that given the preliminary status of the second trial, our Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

Our Company received a claim dated October 18, 2016 from two PRC sales agents located in Guangzhou and Guangxi respectively (the “claimants”) against our Company for the alleged breach of certain terms and conditions of a flight routes cooperative agreement (the “cooperative agreement”). The claimants have made a claim against our Company for a total sum of approximately RMB141 million in respect of the alleged non-payment relating to cooperative sales, the refund of the down payments of RMB5.8 million and the relating interests on the above late payment. The directors are of the opinion that the claims are without merit and have instructed our legal advisor to defend the claims vigorously. As of the issuance date of this report, the directors consider that given the nature of the claims and the preliminary status of the proceedings, our Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

Dividend Information

A dividend in respect of the year ended December 31, 2016 of RMB1 (inclusive of applicable tax) per ten shares, amounting to a total dividend of RMB982 million was proposed by the directors on March 30, 2017. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

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

Pursuant to PRC laws and regulations and the Articles of Association of our Company, dividends may only be distributed after allowance has been made for: (i) recovery of losses, if any, and (ii) allocations to the statutory surplus reserve. The allocation to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC GAAP. Our distributable profits for the current fiscal year will be equal to our net profits determined in accordance with IFRSs, less allocations to the statutory surplus reserve.

B.	Significant Changes

No significant changes have occurred since the date of the consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The principal trading market for our Company’s H Shares is the Hong Kong Stock Exchange, and our Company’s trading code is "1055". Our Company completed our initial public offering of H Shares on July 30, 1997. The ADRs, each representing 50 H Shares, have been listed for trading on the New York Stock Exchange since July 31, 1997, under the symbol "ZNH".

The principal trading market for our Company’s A Shares is the Shanghai Stock Exchange with trading code of "600029". On July 25, 2003, our Company completed our initial public offering of A Shares.

Set forth below for the periods indicated are the high and low market prices of H Shares on the Hong Kong Stock Exchange, ADRs on the New York Stock Exchange and A Shares on the Shanghai Stock Exchange.

	The Hong Kong Stock Exchange Price per H Share (HK$)		The New York Stock Exchange Price per ADR (US$)		The Shanghai Stock Exchange Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual Market Prices
Fiscal Year ended December 31, 2012	4.54	3.22	29.72	20.20	5.48	3.28
Fiscal Year ended December 31, 2013	4.43	2.61	30.04	17.09	4.30	2.54
Fiscal Year ended December 31, 2014	3.90	2.23	25.17	14.53	5.93	2.26
Fiscal Year ended December 31, 2015	9.84	3.53	63.29	22.52	15.98	4.48
Fiscal Year ended December 31, 2016	5.50	4.00	36.29	25.44	8.62	5.86

Quarterly Market Prices
Fiscal Year ended December 31, 2015
First Quarter	5.45	3.53	36.04	22.52	8.51	4.48
Second Quarter	9.84	5.99	63.29	38.37	15.98	8.13
Third Quarter	9.00	4.32	57.50	27.46	14.27	7.12
Fourth Quarter	6.73	5.17	42.40	32.62	9.35	7.68
Fiscal Year ended December 31, 2016
First Quarter	5.48	4.13	35.23	25.44	8.04	5.86
Second Quarter	5.30	4.20	34.18	26.96	7.56	6.06
Third Quarter	5.50	4.35	36.29	28.13	8.62	6.97
Fourth Quarter	4.59	4.00	29.47	25.71	7.76	6.79

Monthly Market Prices
October 2016	4.59	4.24	29.47	27.70	7.35	7.06
November 2016	4.49	4.26	28.90	27.50	7.76	7.08
December 2016	4.48	4.00	28.98	25.71	7.76	6.79
January 2017	4.58	4.09	29.59	26.21	7.71	7.03
February 2017	5.12	4.32	33.18	27.91	7.92	7.20
March 2017	5.49	4.76	35.68	30.57	8.20	7.70
April 2017 (up to April 21, 2017)	5.68	5.13	36.42	33.00	8.45	8.06

B.	Plan of Distribution

Not applicable.

C.	Markets

See "Offer and Listing Details" above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following is a summary of certain provisions of our Articles of Association. As this is a summary, it does not contain all the information that may be important to you. You and your advisors should read the text of our most updated Articles of Association for further information, which is filed as an exhibit to this Annual Report.

General

Our Company is registered with and has obtained a business license from the State Administration Bureau of Industry and Commerce of the People’s Republic of China on March 25, 1995. On March 13, 2003, our Company obtained an approval certificate from the Ministry of Commerce to change to a permanent limited company with foreign investments.

Other Senior Administrative Officers

Pursuant to the Article 16 of the Articles of Association, other senior administrative officers of our Company refer to executive vice president, chief financial officer, the company secretary, chief economist, chief engineer, chief pilot, and chief legal adviser and chief information officer, COO Flight Safety, COO Flight Operations and other senior management appointed by our board of directors.

Objects and Purposes

Pursuant to the Article 18 of the Articles of Association, the scope of business of our Company includes: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or arline-related business, including advertising for such services; (7) insurance agency business (personal accident insurance); (8) provision of airline ground services; (9) aviation training; (10) asset leasing services; (11) project management and technical consultancy services; (12) sales of aviation equipment; (13) travel agency business; (14) reservation agency business; (15) merchandise retail and wholesale; (16) mobile operation agency business; (17) e-commerce business, all subject to approval by company registration authorities .

Directors

Pursuant to Article 243 of the Articles of Association, where a director of our Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with our Company, other than his contract of service with our Company, he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal is otherwise subject to the approval of the board of directors. For the purposes of this Article, a director is deemed to be interested in a contract, transaction or agreement in which an associate of him is interested.

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

Pursuant to Article 251 of the Articles of Association, our Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with a director wherein his emoluments are stipulated. The aforesaid emoluments include, emoluments in respect of his service as director, Supervisor or senior administrative officer of our Company or any subsidiary of our Company, emoluments in respect of the provision of other services in connection with the management of the affairs of our Company and any of its subsidiaries, and payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office. There is no specific provisions concerning a director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body, other than the above Article 173 with respect to a director’s voting power in matters he is materially interested.

Ordinary Shares

Pursuant to Article 26 of the Articles of Association, subject to the approval of the securities authority of the State Council, our Company may issue and offer shares to domestic investors or foreign investors for subscription. Foreign investors are those investors of foreign countries and regions of Hong Kong, Macau and Taiwan who subscribe for shares issued by our Company. Domestic investors are those investors within the territory of the PRC (excluding investors of the regions referred to in the preceding sentence) who subscribe for shares issued by our Company.

Pursuant to Article 27 of the Articles of Association, shares issued by our Company to domestic investors for subscription in Renminbi shall be referred to as "Domestic-Invested Shares". Shares issued by our Company to foreign investors for subscription in foreign currencies shall be referred to as "Foreign-Invested Shares". Foreign-Invested Shares which are listed overseas are called "Overseas-Listed Foreign-Invested Shares". The foreign currencies mean the legal currencies (apart from Renminbi) of other countries or districts which are recognised by the foreign exchange control authority of the state and can be used to pay our Company for the share price.

Pursuant to Article 28 of the Articles of Association, Domestic-Invested Shares issued by our Company are called "A Shares". Overseas-Listed Foreign-Invested Shares issued by our Company and listed in Hong Kong are called "H Shares". H Shares are shares which have been admitted for listing on the Stock Exchange of Hong Kong Limited, the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States of America in the form of ADR. Shares issued by our Company, including A Shares and H Shares, are all ordinary shares.

Pursuant to Article 62 of the Articles of Association, the ordinary shareholders of our Company shall enjoy the following rights:

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

According to Article 67 of the Articles of Association, shareholders of our company have the obligation not to withdraw their shares unless required by laws and regulations.

According to Article 37 of the Articles of Association, our Company may repurchase its issued shares under the following circumstances: (1) cancellation of shares for the reduction of its capital; (2) merging with another company that holds shares in our Company; (3) awarding its employees with shares; (4) at the request of the dissenting shareholders; and (5) other circumstances permitted by laws and administrative regulations.

According to Article 41 of the Articles of Association, unless our Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its issued shares: (1) where our Company repurchases shares of our Company at par value, payment shall be made out of book surplus distributable profits of our Company or out of proceeds of a fresh issue of shares made for that purpose; (2) where our Company repurchases shares of our Company at a premium to its par value, payment up to the par value may be made out of the book surplus distributable profits of our Company or out of the proceeds of a fresh issue of shares made for that purpose; and (3) payment by our Company in consideration of the following shall be made out of our Company’s distributable profits: (i) acquisition of rights to repurchase shares of our Company; (ii) Variation of any contract to repurchase shares of our Company; and (iii) release of any of our Company’s obligation under any contract to repurchase shares of our Company.

According to Article 263 of the Articles of Association, when distributing each year’s after-tax profits, our Company shall set aside 10% of such profits for our Company’s statutory common reserve fund, except where the accumulated balance of the said fund has reached 50% of our Company’s registered capital. After our Company has allocated its after-tax profits to the statutory common reserve fund, we may, with the approval of the shareholders by way of resolution in a shareholders’ general meeting, further allocate its after-tax profits to the discretionary common reserve fund.

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

Pursuant to Article 154 of the Articles of Association, shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of the following matters: (i) to effect an exchange of all or part of the shares of such class into shares of another class or to effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; (ii) to restrict the transfer or ownership of the shares of such class or add to such restriction; (iii) to restructure our Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring; and (iv) to vary or abrogate the provisions of these Articles of Association. However, interested shareholder(s) shall not be entitled to vote at class meetings.

Pursuant to Article 155 of the Articles of Association, resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.

Pursuant to Article 156 of the Articles of Association, written notice of a class meeting shall be given forty-five days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to our Company twenty days before the date of the class meeting. If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches more than one half of the voting shares at the class meeting, our Company may hold the class meeting; if not, our Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the date and the place for the class meeting. Our Company may then hold the class meeting after such publication of notice.

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

Meetings of Shareholders

According to Article 78, shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by our board of directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year.

According to Article 79, under any of the following circumstances, our board of directors shall convene an extraordinary general meeting within two months: (1) the number of directors is less than that is required by the Company Law or two thirds of the number of directors specified in these Articles of Association; (2) the accrued losses of our Company amount to one third of the total amount of its share capital; (3) shareholder(s) individually or jointly holding 10% or more of our Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting; (4) it is deemed necessary by the board of directors or requested by the supervisory committee to convene an extraordinary general meeting; (5) more than one half of the independent directors propose to convene the meeting.

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

According to Article 92 of the Articles of Association, our Company shall, based on the written replies received twenty days before the date of the shareholders’ general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of our Company’s total voting shares, our Company may hold the meeting; if not, then our Company shall within five days notify the shareholders again by public notice of the matters to be considered, the place and date for, the meeting. Our Company may then hold the meeting after such publication of notice.

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

Merger, Acquisition or Corporate Restructuring

Pursuant to Article 291 of the Articles of Association, in the event of the merger or division of our Company, a plan shall be presented by our Company’s board of directors and shall be approved in shareholders’ general meeting and the relevant examining and approving formalities shall be processed as required by law. A shareholder who objects to the plan of merger or division shall have the right to demand our Company or the shareholders who consent to the plan of merger or division to acquire that dissenting shareholder’s shareholding at a fair price. The contents of the resolution of merger or division of our Company shall be made into special documents for shareholders’ inspection. Such special documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares.

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

Under current Chinese foreign exchange regulations, Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. Current account foreign currency transactions can be undertaken without prior approval from the relevant Chinese government agencies by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign currency transactions. Conversion from Renminbi into a foreign currency or vice versa for purposes of capital account transactions requires prior approvals of relevant Chinese government agencies. This restriction on capital account transactions could affect the ability of our Company to acquire foreign currency for capital expenditures.

Our Company is generally required by law to sell all its foreign currency revenues to Chinese banks. Our Company may purchase foreign currency directly from Chinese banks for any current account transactions, such as trade transactions in our usual and normal course of business, including acquisition of aircraft, jet fuel and flight equipment (such acquisition requires approvals from the relevant Chinese government agencies). Payment of dividends by our Company to holders of our Company’s H Shares and ADRs is also considered a current account transaction under Chinese law. Therefore, there is no legal restriction on the conversion of Renminbi into foreign currency for the purpose of paying dividends to such holders of H Shares and ADRs. In addition, our Company’s Articles of Association require our Company to pay dividends to holders of our Company’s H Shares and ADRs in foreign currency.

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

The PRC government has stated publicly that it intends to further liberalize its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Any significant revaluation of the Renminbi may have a material adverse effect on our Company’s financial performance, and the value of, and any dividends payable on, our Company’s H Shares and ADRs in foreign currency terms.

Other Limitations

There are no limitations on the right of non-resident or foreign owners to hold or vote H Shares or ADRs imposed by Chinese law or by the Articles of Association or other constituent documents of our Company. However, under current Chinese law, foreign ownership of our Company may not exceed 49%.

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

As a result of the new corporate income tax law, the statutory corporate income tax rate adopted by our Company and our subsidiaries has been changed from 33% to 25% with effect from January 1, 2008. Pursuant to new corporate income tax law, the corporate income tax rates of entities that previously enjoyed preferential tax rates of 15% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

Dividends

The new corporate income tax law and its relevant regulations generally provide for the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

China currently has double-taxation treaties with a number of countries, such as Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States. Under the U.S.-PRC Tax Treaty, China may tax a dividend paid by our Company to a U.S. holder up to a maximum of 10% of the gross amount of such dividend.

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

For individual shareholders, Chinese tax law generally provide that an individual who transfers or otherwise disposes of a company’s shares of capital stock is subject to a 20% individual income tax on the capital gain, if any. Currently, all individuals are temporarily exempt from individual income tax on transfers of shares of joint stock companies listed on Shanghai Stock Exchange or Shenzhen Stock Exchange, such as our Company. Should such temporary exemption be discontinued, such holders may be subject to a 20% individual income tax on the capital gain, if any, unless reduced by an applicable double-taxation treaty.

United States Federal Income Taxation

This discussion describes general U.S. federal income tax consequences of the purchase, ownership and disposition of our Company’s ADRs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our Company’s ADRs. This discussion applies to you only if you hold and beneficially own our Company’s ADRs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations, retirement plans, individual retirement accounts or tax deferred accounts;

•	partnerships or other pass-through entities (including entities treated as partnerships for U.S. federal income tax purposes) or persons holding ADRs through any such entities;

•	persons that hold ADRs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons who are U.S. expatriates;

•	persons liable for alternative minimum tax; or

•	persons who directly, indirectly or constructively own 10% or more of the total combined voting power of all classes of our Company’s shares (including ADRs) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which is referred to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on the assumptions regarding the value of our Company’s shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For U.S. federal income tax purposes, as a holder of ADRs, you are treated as the owner of the underlying ordinary shares represented by such ADRs.

The discussions and comments included herein are only a general description of the tax aspects and they do not constitute a tax advice or opinion. Therefore, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Company’s ADRs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

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

U.S. Holders

Dividends on ADRs

Subject to the Passive Foreign Investment Company ("PFIC") discussion below, if our Company makes distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADRs will generally be treated as dividend income if the distributions are made from our Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADRs for a sufficient period of time, dividend distributions on our Company’s ADRs will generally constitute qualified dividend income taxed at a preferential rate as long as our Company is not treated as a PFIC, our Company’s ADRs continue to be readily tradable on the New York Stock Exchange and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the ADRs and thereafter as capital gain. However, our Company does not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, so each U.S. Holder should therefore assume that any distribution by our Company with respect to the ADRs will constitute ordinary dividend income. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from our Company. Dividends generally will constitute foreign source passive income for U.S. foreign tax credit limitation purposes. You should consult your own tax advisor to determine the foreign tax credit implications of owning ADRs.

Sales and other dispositions of ADRs

Subject to the PFIC discussion below, when you sell or otherwise dispose of our Company’s ADRs, you will generally recognise capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADRs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADRs. Any gain or loss you recognise is long-term capital gain or loss if your holding period in our Company’s ADRs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain is eligible for preferential rates. Your ability to deduct capital losses is subject to various limitations.

Passive Foreign Investment Company

If our Company is currently or were to become a PFIC, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

Our Company will be classified as a PFIC in any taxable year if either: (1) the average value during the taxable year of our assets that produce passive income, or are held for the production of passive income, is at least 50% of the average value of our total assets for such taxable year (the "Asset Test"); or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties)(the "Income Test"). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or as being held for the production of passive income; and (2) the average values of our Company’s passive and total assets is calculated based on our market capitalization. In the case of publicly traded corporations, fair market value must be used for purposes of applying the Asset Test. In addition, regarding the above two tests, there are complex look-through rules to consider with respect to the assets and activities of related corporations from which our Company either receives income or in which it holds an interest. More specifically, certain adjustments are made to exclude certain income received from a related party or to include income earned and assets held by a 25% or more owned subsidiary in determining whether our Company qualifies as a PFIC under the two tests. In particular: 1) passive income received from a related party is excluded if it is properly allocable to the non-passive income of the related party, and 2) if our Company owns directly or indirectly 25% or more of the stock of another corporation, our Company is treated as if we owned directly a proportionate share of that corporation’s assets and income.

Our Company believes that we were not a PFIC for the taxable year 2016. However, there can be no assurance that our Company will not be a PFIC for the taxable year 2016 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, our Company would be a PFIC for the taxable year 2016 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash.

If our Company were a PFIC, you would generally be subject to additional taxes and interest charges on certain "excess distributions" our Company makes regardless of whether our Company continues to be a PFIC in the year in which you receive an "excess distribution". An "excess distribution" would be either (1) the excess amount of a distribution with respect to ADRs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADRs, or (2) 100% of the gain from the disposition of ADRs.

To compute the tax on "excess" distributions or any gain, (1) the "excess distribution" would be allocated ratably to each day in your holding period, (2) the amounts allocated to the current year and to any tax year before the first day on which our Company became a PFIC would be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of U.S. federal income tax for any period described under (3) above would be imposed with respect to any portion of the "excess" distribution that is allocated to such period. In addition, if our Company were a PFIC, no distribution that you receive from our Company would qualify for taxation at the preferential rate discussed in the "Dividends on ADRs" section above.

If our Company were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 "Information Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund." However, our Company does not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ADRs.

If our Company were a PFIC in any year, you would generally be able to avoid the "excess" distribution rules described above by making a timely so-called "mark-to-market" election with respect to your ADRs provided our Company’s ADRs are "marketable". Our Company’s ADRs will be "marketable" as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognise as ordinary income or ordinary loss the difference between the fair market value of your ADRs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADRs would be adjusted to reflect any such income or loss. Any gains recognised on the sale or other disposition of the ADRs would be treated as ordinary income and any losses would be treated as ordinary losses (but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a "mark-to-market" election with respect to your ADRs.

Separately, if our Company were a PFIC in any year, you would be able to avoid the "excess" distribution rules by making a timely election to treat us as a so-called "Qualified Electing Fund" or "QEF". You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of our Company’s ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of our Company’s net capital gain for the taxable year. However, our Company does not intend to provide you with the information you would need to make or maintain a "QEF" election and you will, therefore, not be able to make or maintain such an election with respect to your ADRs.

Medicare Tax

Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 12, 2012.

Non-U.S. Holders

If you beneficially own ADRs and are not a U.S. Holder for U.S. federal income tax purposes (a "Non-U.S. Holder"), you generally will not be subject to U.S. federal income tax or U.S. withholding tax on dividends received from our Company with respect to ADRs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADRs, such dividends are attributable to a permanent establishment that you maintain in the United States.

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

If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income from your ADRs, including dividends and the gain from the disposition of our Company’s ADRs, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. Holders discussed above. In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.

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

HOLDERS OF OUR COMPANY’S ADRS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF THE ADRS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Our Company has filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

Our Company is subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which our Company filed with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330. Copies of this material may also be obtained for our Company’s website at http:// www.csair.com.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fuel Price Fluctuation Risk

Our earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage our exposure to the fluctuations in jet fuel prices. Our results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for our Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased or decreased the fuel costs by approximately RMB2,380 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 4(e) to the consolidated financial statements.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates. The majority of our borrowings and obligations under capital leases are in the form of long-term fixed-rate and variable-rate. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate our cash flow interest rate risk. The interest rate swaps allow our Company to pay at fixed rate from 1.64% to 1.72% to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2016 amounted to USD527 million.

The sensitivity analysis of interest rate risk is disclosed in Note 4(b) to the consolidated financial statements.

The following table provides information regarding our financial instruments that are sensitive to changes in interest rate as of December 31, 2016 and 2015:

	As of December 31, 2016 Expected Maturity Date								As of December 31, 2015
	2017	2018	2019	2020	2021	Thereafter	Total Recorded Amount	Fair Value(2)	Total Recorded Amount	Fair Value(2)

Variable-rate bank and other loans in US$	139	69	-	-	-	-	208	208	15,110	15,110
Average interest rate	2.75%	2.75%	-	-	-	-	2.75%

Variable-rate bank and other loans in Euro	-	-	-	-	-	-	-	-	631	-
Average interest rate	-	-	-	-	-	-	-

Fixed-rate bank and other loans in RMB	21,986	1	8,089	3,001	6,600	18	39,695	-	12,240	-
Average interest rate	2.81%	1.20%	3.06%	3.63%	3.12%	1.20%	2.97%

Variable-rate bank and other loans in RMB	4,621	370	235	295	40	40	5,601	5,601	17,905	17,905
Average interest rate	3.95%	4.35%	4.35%	4.38%	4.41%	4.41%	4.02%

(1) These interest rates are calculated based on the year end indices.

(2) Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2016 and 2015.

Foreign Currency Exchange Risk

We are also exposed to foreign currency risk as a result of our aircraft and flight equipment being sourced from overseas suppliers. Specifically, our foreign currency exposure relates primarily to our foreign currency long-term bank and other loans used to finance such capital expenditures and our capital commitments. Subject to certain restrictive conditions imposed by the SAFE, we may, from time to time, enter into foreign exchange forward option contracts to mitigate our foreign currency exposures. The sensitivity analysis of foreign currency risk is disclosed in Note 4(c) to the consolidated Financial Statements.

As of December 31, 2016, we operated a total of 448 aircraft under operating leases and capital leases. Certain of the leases are at rates that are substantially fixed. Such leases expose us to market risks. However, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under capital leases and operating leases are disclosed in Note 37 and Note 48(b) to the consolidated financial statements, respectively.

The following table provides information regarding our material foreign currency sensitive financial instruments and capital commitments as of December 31, 2016 and 2015:

	As of December 31, 2016 Expected Maturity Date								As of December 31, 2015
	2017	2018	2019	2020	2021	Thereafter	Total Recorded Amount	Fair Value(1)	Total Recorded Amount	Fair Value(1)
Variable-rate bank and other loans in US$	139	69	-	-	-	-	208	208	15,110	15,110
Capital commitment in US$	25,971	24,355	17,878	13,871	1,457	-	83,532	83,532	83,427	83,427

(1) Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2016 and 2015.

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

Fees and Payments from the Depositary to Us

In 2016, we received from the depositary a reimbursement of US$49,246.54, net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by our Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of the service to our Company, the Bank of New York Mellon waived a total amount of US$130,388.56 for the standard costs associated with the administration of the ADS program in 2016.

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our President and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) or 15d-15(e)), and concluded that, based on their evaluation, our disclosure controls and procedures are effective as of the end of the period covered by this Annual Report to ensure that information required to be disclosed by our Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

KPMG Huazhen LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report, and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Southern Airlines Company Limited:

We have audited China Southern Airlines Company Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Southern Airlines Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on China Southern Airlines Company Limited’s internal control over financial reporting based on our audit.

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

In our opinion, China Southern Airlines Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2016, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended, and our report dated April 27, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Huazhen LLP

Beijing, China

April 27, 2017

Changes in internal control over financial reporting

During the year ended December 31, 2016, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tan Jing Song qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Tan Jing Song satisfies as an "independent director" within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. See "Item 6 Directors, Senior Management and Employees — Directors and Senior Management".

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. Such code is included in the director service agreements, a form of which is incorporated by reference in this Annual Report in Exhibit 4.1. Each of the aforementioned senior corporate officers currently serves as a director and all of our directors are subject to the director service contracts with our Company. Pursuant to the director service agreements, among other things, directors (i) owe fiduciary duties to our Company and shall perform their duties in compliance with applicable governmental laws, rules and regulations; (ii) shall not engage in any activities in competition with our Company’s business or carry out any activities detrimental to the interests of our Company; and (iii) shall be held liable for any loss or injury incurred to our Company as a result of such director’s violation of applicable laws and regulations.

ITEM 16C. PRINCIPAL ACCOUNTant FEES AND SERVICES

PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal year ended December 31, 2014 and 2015. KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal year ended December 31, 2016. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees of our principal accountants for each of the fiscal years of 2015 and 2016:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
		RMB (in million)
2015	14.9	-	-	-
2016	13.0	-	0.4	-

Audit fees include the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.

Tax fees consisted of fees for tax consultation and tax compliance services.

Our audit committee pre-approved all audit and non-audit services performed by our principal accountant for the fiscal years ended December 31, 2015 and 2016.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 30, 2016, our board of the directors resolved, as recommended by our audit committee, to propose to dismiss our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, or PwC, effective upon the completion of their audit of our consolidated financial statements as of and for the year ended December 31, 2015 and the effectiveness of internal control over financial reporting as of December 31, 2015 and to appoint KPMG Huazhen LLP, or KPMG, as our new independent registered public accounting firm effective upon the approval by our shareholders at the forthcoming annual general meeting. In this connection, our Company, a listed company controlled by a stated-owned enterprise, did not reappoint PwC as our independent registered public accounting firm at the forthcoming annual general meeting. On May 27, 2016, our shareholders approved the appointment of KPMG as our new independent registered public accounting firm for the year ending December 31, 2016.

The audit reports of PwC on our consolidated financial statements as of and for the fiscal years ended December 31, 2014 and 2015 contain no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2014 and 2015 and through April 28, 2016, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in connection with their report, nor were there any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F). We have provided a copy of the foregoing disclosure to PwC and requested that PwC furnish a letter addressed to the SEC stating whether or not PwC agrees with such disclosure. A copy of the letter from PwC addressed to SEC, dated April 27, 2017, is filed as Exhibit 15.1 to this Form 20-F.

During the fiscal years ended December 31, 2014 and 2015 and the subsequent interim period through May 27, 2016, neither we, nor anyone on our behalf, had consulted KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G. CORPORATE GOVERNANCE

Set out below is a summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange ("NYSE"):

NYSE corporate governance rules	Our Company’s governance practices

Director Independence
A listed company must have a majority of independent directors on its board of directors. No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).	Our Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. Our Company determines the independence of independent directors every year.

Executive Sessions
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	No similar requirements.

Nominating/Corporate Governance Committee
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Our Company has established a nominating committee. As of December 31, 2016, the Nomination Committee consists of three members, Wang Chang Shun, Jiao Shu Ge (independent non-executive director) and Tan Jing Song (independent non-executive director). Mr. Wang Chang Shun was appointed as the chairman of the Nomination Committee on May 27, 2016. The responsibilities of the Nomination Committee are to make recommendations to our board in respect of the size and composition of our board based on the operational activities, assets and shareholding structure of our Company; study the selection criteria and procedures of directors and executives and give advice to our board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to our board.

NYSE corporate governance rules	Our Company’s governance practices

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

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	Our Company has established a remuneration and assessment committee consisting of three members. As of December 31, 2016, the remuneration and assessment committee is chaired by independent non-executive director Ning Xiang Dong with independent non-executive director Guo Wei and non-executive director Yuan Xin An as members.

The written charter of the compensation committee must state, at least, the following purposes and responsibilities:
(1) review and approve the corporate goals associated with CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals, and based on such evaluation determine and approve the CEO’s compensation level;	The responsibilities are similar to those stipulated by the NYSE rules, but the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee. The responsibilities of the remuneration and assessment committee are to approve the remuneration packages of directors and senior management of our Group, and our Company’s "preliminary proposals on annual emoluments of the directors and senior management of our Group". The remuneration and assessment committee is also responsible for assessing performance of executive director and approving the terms of executive directors’ service contracts.
(2) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval;
(3) produce a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC.

The charter must also include the requirement for an annual performance evaluation of the compensation committee.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.	Our board of directors of our Company has established an audit committee that satisfies relevant domestic requirements and the audit committee has a written charter. As of December 31, 2016, the Audit Committee consists of three members, Mr. Ning Xiang Dong, Jiao Shu Ge and Tan Jing Song, with Tan Jing Song being the Chairman of the Audit Committee.

NYSE corporate governance rules	Our Company’s governance practices

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.	The responsibilities of the audit committee are similar to those stipulated by the NYSE rules, but according to the domestic practices, our Company is not required to make an annual performance evaluation of the audit committee and the audit committee is not required to prepare an audit report to be included in our Company’s annual proxy statement.

The written charter must also require the audit committee to prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement as well as an annual performance evaluation of the audit committee.

Shareholder Approval of Equity Compensation Plans
Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment incentive plans, certain awards and plans in the context of mergers and acquisitions.	The relevant regulations of China require our board of directors to propose plans and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers is subject to approval by our board and disclosed to the public upon the approval of our board of directors. The approval of director compensation and compensation plan of executive officers of our Company satisfies relevant domestic requirements.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director responsibilities, director access to management and , as necessary and appropriate, independent advisors, director compensation, director orientation continuing education, management succession and annual performance evaluation of the board of directors, etc.	CSRC has issued the Corporate Governance Rules, with which our Company has complied.

Certification Requirements
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any material non-compliance with any applicable provisions of Section 303A.	There are no similar requirements under the domestic corporate governance rules in China.

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

ITEM 18. FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation) (1)

2.1	Specimen Certificate for the H Shares (2)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt (3)

4.1	Form of Director’s Service Agreement (4)

4.2	Form of Non-executive Director’s Service Agreement (5)

4.3	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on February 28, 2012* (6)

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012*(7)

4.5	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on December 5, 2012*(8)

4.6	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on December 17, 2015*(9)

4.7	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 *(10)

4.8	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 *(11)

4.9	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on December 23, 2015*(12)

4.10	Import and Export Agency Framework Agreement entered into by and between our Company and Southern Airlines (Group) Import and Export Trading Company Limited on January 9, 2014(13)

4.11	Media Services Framework Agreement entered into by and between our Company and Southern Airlines Culture and Media Co., Ltd. on April 19, 2013(14)

Exhibit No.	Description of Exhibit

4.12	Financial Services Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on November 8, 2013(15)

4.13	Passenger and Cargo Sales Agency Services Framework Agreement entered into by and between our Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited on November 8, 2013(16)

4.14	Catering Service Framework Agreement entered into by and between our Company and Shenzhen Air Catering Co., Ltd. on April 19, 2013(17)

4.15	Property Lease Agreement entered into by and between our Company and CSAHC on January 9, 2014(18)

4.16	Land Lease Agreement entered into by and between our Company and CSAHC on January 9, 2014(19)

4.17	Trademark License Agreement entered into by and between our Company and CSAHC on May 22, 1997 (20)

4.18	A Share subscription agreement entered into by and between our Company and CSAHC on June 11, 2012(21)

4.19	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on May 16, 2014*(22)

4.20	English translation of Asset Lease Agreement entered into by and between our Company and CSAHC on December 29, 2014(23)

4.21	English translation of Supplemental Agreement to the Media Services Framework Agreement entered into by and between our Company and Southern Airlines Culture and Media Co., Ltd. on December 29, 2014(24)

4.22	English translation of Property Management Framework Agreement entered into by and between our Company and Guangzhou China Southern Airlines Property Management Company Limited on December 29, 2014(25)

4.23	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. Guangdong Branch on November 21, 2014(26)

4.24	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Sunshine Property and Casualty Insurance Company Limited on November 21, 2014(27)

4.25	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and PICC Property and Casualty Company Limited Guangzhou Branch on November 21, 2014(28)

4.26	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Taiping Pension Co., Ltd. on November 21, 2014(29)

Exhibit No.	Description of Exhibit

4.27	English translation of Equity Transfer Agreement entered into by and between Xiamen Airlines Company Limited and Hebei Airlines Investment Group Company Limited on October 13, 2014(30)

4.28	English translation of Supplemental Agreement to the financial service framework agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited regarding revising each of the Cap in relation to the Provision of Deposit Services and the annual cap for the Provision of the Loan Services on May 4, 2015(31)

4.29	English translation of Equity Transfer Agreement entered into by and between our Company and Xiamen Jiafa Group Co., Ltd. on July 14, 2015(32)

4.30	English translation of Insurance Business Platform Cooperation Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on November 19, 2015(33)

4.31	English translation of Supplemental Agreement to Equity Transfer Agreement entered into by and between our Company and Xiamen Jiafa Group Co., Ltd. on December 8, 2015(34)

4.32	English translation of Catering Service Framework Agreement entered into by and between our Company and Shenzhen Air Catering Co., Ltd. on December 30, 2015(35)

4.33	English translation of Supplemental Agreement to the property lease agreement entered into by and between our Company and CSAHC on August 13, 2015(36)

4.34	English translation of Media Services Framework Agreement entered into by and between our Company and Southern Airlines Culture and Media Co., Ltd. on December 30, 2015(37)

4.35	English translation of Financial Services Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016

4.36	English translation of Insurance Business Platform Services Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016

4.37	English translation of Property Lease and Land Lease Agreement entered into by and between our Company and CSAHC on December 16, 2016

4.38	English translation of Passenger and Cargo Sales and Ground Services Framework Agreement entered into by and between our Company and China Southern Air Holding Ground Services Company Limited on December 16, 2016

4.39	Supplemental Agreement No. 3 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*

4.40	Supplemental Agreement No. 4 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*

4.41	Supplemental Agreement No. 3 to Purchase Agreement No. 03757 Relating to Boeing Model 737-800 Aircraft entered into by and between Xiamen Airlines and Boeing on April 26, 2016*

4.42	Purchase Agreement No. GUN-PA-04455 Relating to Boeing Model 787-9 Aircraft entered into by and between our Company and Boeing on October 12, 2016*

8.1	Subsidiaries of China Southern Airlines Company Limited

Exhibit No.	Description of Exhibit

11.1	Code of Ethics (included in Exhibit 4.1)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

15.1	Letter from PwC addressed to SEC dated April 27, 2017

*	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1)	Incorporated by reference to the Exhibit 99.5 to our Form 6-K (File No. 001-14600) filed with the Securities and Exchange Commission on December 27, 2013.

(2)	Incorporated by reference to the Exhibit 2.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-07116), filed with the Securities and Exchange Commission on August 7, 2012.

(4)	Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.

(5)	Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.

(6)	Incorporated by reference to the Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 27, 2012.

(7)	Incorporated by reference to the Exhibit 4.4 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(8)	Incorporated by reference to the Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(9)	Incorporated by reference to the Exhibit 4.6 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(10)	Incorporated by reference to the Exhibit 4.7 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(11)	Incorporated by reference to the Exhibit 4.8 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(12)	Incorporated by reference to the Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(13)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(14)	Incorporated by reference to the Exhibit 4.12 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(15)	Incorporated by reference to the Exhibit 4.13 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(16)	Incorporated by reference to the Exhibit 4.14 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(17)	Incorporated by reference to the Exhibit 4.17 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(18)	Incorporated by reference to the Exhibit 4.18 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(19)	Incorporated by reference to the Exhibit 4.19 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(20)	Incorporated by reference to the Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009.

(21)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(22)	Incorporated by reference to the Exhibit 4.23 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(23)	Incorporated by reference to the Exhibit 4.24 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(24)	Incorporated by reference to the Exhibit 4.25 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(25)	Incorporated by reference to the Exhibit 4.26 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(26)	Incorporated by reference to the Exhibit 4.27 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(27)	Incorporated by reference to the Exhibit 4.28 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(28)	Incorporated by reference to the Exhibit 4.29 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(29)	Incorporated by reference to the Exhibit 4.30 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(30)	Incorporated by reference to the Exhibit 4.31 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(31)	Incorporated by reference to the Exhibit 4.28 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(32)	Incorporated by reference to the Exhibit 4.29 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(33)	Incorporated by reference to the Exhibit 4.30 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(34)	Incorporated by reference to the Exhibit 4.31 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(35)	Incorporated by reference to the Exhibit 4.32 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(36)	Incorporated by reference to the Exhibit 4.33 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(37)	Incorporated by reference to the Exhibit 4.34 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Wang Chang Shun
Name: Wang Chang Shun
Title: Chairman of our board of directors

Date: April 27, 2017

CHINA SOUTHERN AIRLINES COMPANY LIMITED

AND SUBSIDIARIES

115

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED:

We have audited the accompanying consolidated statement of financial position of China Southern Airlines Company Limited (the “Company”) and its subsidiaries as of December 31, 2016, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Southern Airlines Company Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 27, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Huazhen LLP

Beijing, China

April 27, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Southern Airlines Company Limited

In our opinion, the consolidated statement of financial position and the related consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated cash flow statements present fairly, in all material respects, the financial position of China Southern Airlines Company Limited and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, China

April 28, 2016

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2016, 2015 and 2014

		2016		2015		2014
	Note	RMB million		RMB million		RMB million
Operating revenue
Traffic revenue	5		109,693		107,099		104,328
Other operating revenue	7		5,288		4,553		4,256
Total operating revenue			114,981		111,652		108,584

Operating expenses
Flight operation expenses	8		51,461		50,412		58,901
Maintenance expenses	9		11,318		10,407		8,304
Aircraft and transportation service expenses	10		20,215		17,908		16,402
Promotion and selling expenses	11		6,304		6,976		7,841
General and administrative expenses	12		2,815		2,464		2,337
Depreciation and amortization	13		12,619		11,845		10,828
Impairment on property, plant and equipment	20		71		90		215
Others			1,401		1,390		1,198
Total operating expenses			106,204		101,492		106,026

Other net income	15		3,835		3,278		2,190

Operating profit			12,612		13,438		4,748

Interest income			89		253		376
Interest expense	16		(2,465)		(2,188)		(2,193)
Share of associates’ results	25		509		460		261
Share of joint ventures’ results	26		102		108		140
Exchange loss, net	36(d)		(3,276)		(5,953)		(292)
Gain on deemed disposal of a subsidiary	24(a)(vi)		90		-		-
Other non-operating income			-		-		26
Profit before income tax			7,661		6,118		3,066
Income tax	17		(1,763)		(1,300)		(668)
Profit for the year			5,898		4,818		2,398

Profit attributable to:
Equity shareholders of the Company	19		5,044		3,736		1,777
Non-controlling interests			854		1,082		621
Profit for the year			5,898		4,818		2,398

Earnings per share
Basic and diluted	19	RMB	0.51	RMB	0.38	RMB	0.18

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2016, 2015 and 2014

		2016	2015	2014
	Note	RMB million	RMB million	RMB million

Profit for the year		5,898	4,818	2,398

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
- Cash flow hedge: fair value movement of derivative financial instruments	18	8	13	-
- Fair value movement of available-for-sale financial assets	18	362	-	43
- Share of other comprehensive income (loss) of associates	25	(2)	(7)	21
- Deferred tax relating to above items	18	(92)	(3)	(11)
Other comprehensive income for the year		276	3	53

Total comprehensive income for the year		6,174	4,821	2,451

Total comprehensive income attributable to:
Equity shareholders of the Company		5,196	3,742	1,813
Non-controlling interests		978	1,079	638
Total comprehensive income for the year		6,174	4,821	2,451

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At December 31, 2016 and 2015

		2016	2015
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	20	146,746	142,870
Construction in progress	21	28,910	19,433
Lease prepayments	22	2,687	2,637
Goodwill	23	182	-
Interest in associates	25	2,590	1,995
Interest in joint ventures	26	1,522	1,440
Other investments in equity securities	27	103	136
Aircraft lease deposits		725	669
Available-for-sale financial assets	28	499	104
Derivative financial instruments	29	21	13
Deferred tax assets	30	1,685	1,387
Other receivables	34	-	304
Other assets	31	1,008	888
		186,678	171,876
Current assets
Inventories	32	1,588	1,606
Trade receivables	33	2,989	2,580
Other receivables	34	3,387	3,720
Cash and cash equivalents	35	4,152	4,560
Restricted bank deposits		135	123
Prepaid expenses and other current assets		1,415	1,191
Amounts due from related companies	40	98	333
		13,764	14,113
Current liabilities
Borrowings	36	26,746	30,002
Current portion of obligations under finance leases	37	8,695	6,416
Trade payables	38	1,903	2,500
Sales in advance of carriage		8,420	7,131
Deferred revenue	39	1,299	1,029
Current income tax		647	66
Amounts due to related companies	40	103	152
Accrued expenses	41	15,147	13,081
Other liabilities	42	4,972	5,158
		67,932	65,535

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

At December 31, 2016 and 2015

		2016	2015
	Note	RMB million	RMB million
Non-current liabilities
Borrowings	36	18,758	15,884
Obligations under finance leases	37	53,527	49,408
Deferred revenue	39	1,622	1,806
Provision for major overhauls	43	2,089	1,895
Provision for early retirement benefits	44	6	13
Deferred benefits and gains	45	691	886
Deferred tax liabilities	30	841	938
		77,534	70,830

Net assets		54,976	49,624

Capital and reserves
Share capital	46	9,818	9,818
Reserves	47	33,638	29,227
Total equity attributable to equity shareholders of the Company		43,456	39,045
Non-controlling interests		11,520	10,579
Total equity		54,976	49,624

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2016, 2015 and 2014

	Attributable to equity shareholders of the Company
	Share	Share	Fair value	Other	Retained		Non-controlling	Total
	capital	premium	reserve	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Balance at January 1, 2014	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451

Changes in equity for 2014:
Profit for the year	-	-	-	-	1,777	1,777	621	2,398
Other comprehensive income	-	-	22	14	-	36	17	53
Total comprehensive income	-	-	22	14	1,777	1,813	638	2,451
Appropriations to reserves	-	-	-	137	(137)	-	-	-
Dividends relating to 2013	-	-	-	-	(393)	(393)	-	(393)
Capital injection of non- controlling interests in a subsidiary	-	-	-	-	-	-	108	108
Acquisition of non-controlling interests in a subsidiary	-	-	-	(1)	-	(1)	(1)	(2)
Non-controlling interest arising on business combination	-	-	-	-	-	-	6	6
Distributions to non-controlling interests	-	-	-	-	-	-	(128)	(128)
Balance at December 31, 2014 and January 1, 2015	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493

Changes in equity for 2015:
Profit for the year	-	-	-	-	3,736	3,736	1,082	4,818
Other comprehensive income	-	-	11	(5)	-	6	(3)	3
Total comprehensive income	-	-	11	(5)	3,736	3,742	1,079	4,821
Appropriations to reserves	-	-	-	246	(246)	-	-	-
Dividends relating to 2014	-	-	-	-	(393)	(393)	-	(393)
Capital injection of non- controlling interests in a subsidiary	-	-	-	-	-	-	1,360	1,360
Acquisition of non-controlling interests in a subsidiary	-	-	-	(52)	-	(52)	(574)	(626)
Distributions to non-controlling interests	-	-	-	-	-	-	(31)	(31)
Balance at December 31, 2015 and January 1, 2016	9,818	14,131	55	1,675	13,366	39,045	10,579	49,624

Changes in equity for 2016:
Profit for the year	-	-	-	-	5,044	5,044	854	5,898
Other comprehensive income	-	-	154	(2)	-	152	124	276
Total comprehensive income	-	-	154	(2)	5,044	5,196	978	6,174
Appropriations to reserves	-	-	-	405	(405)	-	-	-
Dividends relating to 2015 (Note 47(b))	-	-	-	-	(785)	(785)	-	(785)
Capital injection of non-controlling interests in a subsidiary	-	-	-	-	-	-	260	260
Decrease in non-controlling interests as a result of loss of control of a subsidiary (Note 24(a)(vi))	-	-	-	-	-	-	(83)	(83)
Distributions to non-controlling interests	-	-	-	-	-	-	(214)	(214)
Balance at
December 31, 2016	9,818	14,131	209	2,078	17,220	43,456	11,520	54,976

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended December 31, 2016, 2015 and 2014

		2016	2015	2014
	Note	RMB million	RMB million	RMB million

Operating activities
Cash generated from operating activities	35(b)	27,681	27,857	15,826
Interest received		118	313	360
Interest paid		(2,629)	(2,274)	(1,991)
Income tax paid		(1,406)	(2,162)	(625)
Net cash generated from operating activities		23,764	23,734	13,570

Investing activities
Acquisition of subsidiaries, net of cash acquired	24(a)(v)	(189)	(69)	(657)
Deemed disposal of a subsidiary	24(a)(vi)	(67)	-	-
Proceeds from disposal of property, plant and equipment and lease prepayments		3,111	3,196	1,611
Proceeds from sale of a joint venture		2	-	-
Dividends received from associates		143	67	86
Dividends received from joint ventures		18	6	-
Dividends received from other investments in equity securities and available-for-sale financial assets		14	13	13
Acquisition of term deposits		(263)	(278)	(3,286)
Proceeds from maturity of term deposits		456	1,971	1,254
Additions of property, plant and equipment, lease prepayments and other assets		(18,967)	(12,139)	(8,649)
Capital injection into associates		(34)	(40)	-
Payment for aircraft lease deposits		(55)	(123)	(172)
Refund of aircraft lease deposits		81	141	87
Placement of pledged bank deposits		-	-	(1,656)
Withdrawal of pledged bank deposits		-	324	1,609
Net cash used in investing activities		(15,750)	(6,931)	(9,760)

Financing activities
Dividends paid to equity shareholders of the Company		(785)	(393)	(393)
Proceeds from borrowings		17,539	34,170	32,488
Proceeds from ultra-short-term financing bills		33,886	8,000	6,000
Proceeds from corporate bond		10,000	3,000	-
Proceeds from medium-term notes		4,689	-	-
Repayment of bank borrowings		(46,695)	(62,212)	(31,126)
Repayment of principal under finance lease obligations		(6,994)	(8,209)	(4,072)
Repayment of ultra-short-term financing bills		(19,900)	(3,000)	(3,000)
Capital injection from the non-controlling interests of subsidiaries		260	1,360	108
Dividends paid to non-controlling interests		(221)	(23)	(128)
Payment for purchase of non-controlling interests		(238)	(388)	(8)
Net cash used in financing activities		(8,459)	(27,695)	(131)

Net (decrease)/increase in cash and cash equivalents		(445)	(10,892)	3,679
Cash and cash equivalents at January 1		4,560	15,414	11,748
Exchange gain/(loss) on cash and cash equivalents		37	38	(13)
Cash and cash equivalents at December 31		4,152	4,560	15,414

The accompanying notes form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

1	Corporate information

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on March 25, 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

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

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities and derivative financial instruments are stated at their fair value as explained in the accounting policies set out in Note 2(f) and Note 2(g).

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

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

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interest in associates and joint ventures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies

The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Note 57 provides information on the possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2016.

(c)	Subsidiaries and non-controlling interests

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and cash flows and any unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

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

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2(o) or Note 2(p) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in consolidated income statement. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(d)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(c)	Subsidiaries and non-controlling interests (continued)

The Group applies the acquisition method to account for business combinations. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(d)	Associates and joint arrangements

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11, Joint Arrangements (“IFRS 11”) to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(e) and 2(l)). The Group’s share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognized in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(e)	Goodwill

Goodwill represents the excess of

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

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

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale. At the end of each reporting period the fair value is remeasured, with any resultant gain or loss being recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income from these investments is recognized in the consolidated income statement in accordance with the policy set out in Note 2(x)(iv). When these investments are derecognized or impaired (Note 2(l)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group’s other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognized in the consolidated statement of financial position at cost less impairment losses (Note 2(l)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments or the Group’s rights to the cash flows from the investments expired.

(g)	Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

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

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealized gains or losses, being changes in fair value of the derivatives, are recognized in the profit or loss immediately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(g)	Derivative financial instruments (continued)

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

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i)	The effective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value are recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. The cumulative gain or loss on the derivative financial instrument recognized in other comprehensive income is reclassified from equity to profit or loss in the same period during which the hedged forecast cash flows affects profit or loss; and

(ii)	The ineffective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value is recognized in the profit or loss immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gains or losses existing in equity at that time remains in equity and is recognized in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gains or losses that was recorded in equity is immediately transferred to the profit or loss.

(h)	Investment properties

Investment properties are land and/or buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(x)(iii).

(i)	Other property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(aa)).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(i)	Other property, plant and equipment (continued)

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in income statement on the date of retirement or disposal.

Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned and finance leased aircraft	15 to 20 years
Other flight equipment
–Jet engines	15 to 20 years
–Others, including rotables	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(j)	Construction in progress

Construction in progress represents advance payments for the acquisition of aircraft and flight equipment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(l)). Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(k)	Leased assets

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note2(i). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Impairment of assets

(i)	Impairment of investments in equity securities and receivables

Investments in equity securities and current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale equity securities are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

–	significant financial difficulty of the debtor;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

–	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

–	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognized as follows:

–	For investments in subsidiaries, associates and joint ventures (including those recognized using the equity method (Note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 2(l(ii)). The impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount in accordance with Note 2(l(ii)).

–	For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

–	For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

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

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

–	Investment properties;
–	Other property, plant and equipment;
–	Construction in progress;
–	Lease prepayments;
–	Goodwill;
–	Aircraft lease deposits; and
–	Other assets

If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

–	Calculation of recoverable amount

The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Impairment of assets (continued)

(ii)	Impairment of other assets (continued)

–	Recognition of impairment losses

An impairment loss is recognized in income statement if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, or value in use, if determinable.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(n)	Trade and other receivables

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

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(r)(i)), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

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

The amount of the guarantee initially recognized is amortized in income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with Note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(r)	Financial guarantees issued, provisions and contingent liabilities (continued)

(ii)	Provisions and contingent liabilities

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

(s)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(t)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(u)	Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt; and when the Group intends to settle the liability and deposit on a net basis.

(v)	Deferred benefits and gains

In connection with the acquisitions or leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortized as a reduction of rental expense for aircraft and engines under leases.

(w)	Income tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(w)	Income tax (continued)

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

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries, associates and joint ventures to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilized.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period and are expected to apply when related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

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

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

–	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

–	the same taxable entity; or

–	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(x)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in income statement as follows:

(i)	Passenger, cargo and mail revenues

Passenger revenue is recognized at the fair value of the consideration received when the transportation service is provided. Unearned passenger revenue at the reporting date is included within sales in advance of carriage in the consolidated statement of financial position.

Cargo and mail revenues are recognized when the transportation is provided.

Revenues from airline-related business are recognized when services are rendered.

(ii)	Frequent flyer revenue

The Group maintains two major frequent flyer award programs, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines’ Egret Card Frequent Flyer Program, which provide travel and other awards to members based on accumulated mileages.

The amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage earned by members of the Group’s frequent flyer award programs. The value attributed to the awarded mileage is deferred as a liability, within deferred revenue, until the mileage is redeemed and the related benefits are received or used or they expire.

The amount received from third parties for the issue of mileage under the Group’s frequent flyer award programs is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programs redeem mileages for an award, revenue in relation to flight awards is recognized when the transportation is provided; revenue in relation to non-flight rewards is recognized at the point of redemption where non-flight rewards are selected.

(iii)	Operating rental income

Receivable under operating leases is recognized in income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

(iv)	Dividends

–	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established.

–	Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(x)	Revenue recognition (continued)

(v)	Government grants

Government grants are recognized in consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as other net income in income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in income statement over the useful life of the asset by way of reduced depreciation expense.

(vi)	Interest income

Interest income is recognized as it accrues using the effective interest method.

(y)	Traffic commissions

Traffic commissions are expensed in income statement when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded on the consolidated statement of financial position as prepaid expense.

(z)	Maintenance and overhaul costs

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

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted. Accordingly, estimated costs of major overhauls are accrued and charged to the income statement over the estimated overhaul period. Differences between the estimated costs and the actual costs of overhauls are charged to income statement in the period when the overhaul is performed.

(aa)	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Borrowing costs include interest expense, finance charges in respect of finance leases and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(ab)	Employee benefits

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

(ac)	Translation of foreign currencies

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

(ad)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(ad)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(ae)	Segment reporting

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

3	Accounting estimates and judgments

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding fair value measurements of financial instruments disclosed in Note 4(g), the Group believes the following also involve key accounting estimates and judgments used in the preparation of the financial statements.

(a)	Accounting estimates

(i)	Impairment of long-lived assets (other than goodwill)

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and value in use. In particular, in determining the value in use of the Group’s aircraft fleet, expected future cash flows to be generated by the asset are discounted to their present value, which requires significant judgment relating to forecast traffic revenue, forecast operating costs and discount rate applied. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and operating costs and application of discount rate.

(ii)	Provision for major overhauls

Provision for the cost of major overhauls to fulfil the lease return conditions for airframes and engines held under operating leases are accrued and charged to the income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airline-related developments. Different estimates could significantly affect the estimated provision and the results of operations.

(iii)	Frequent flyer revenue

The amount of revenue attributable to the mileage earned by the members of the Group’s frequent flyer award programs is estimated based on the fair value of the mileage awarded and the expected redemption rate. The fair value of mileage awarded is estimated by reference to external sales. The expected redemption rate is estimated based on historical experience, anticipated redemption patterns and the frequent flyer programs’ design. Different estimates could significantly affect the estimated deferred revenue and the results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

3	Accounting estimates and judgments (continued)

(a)	Accounting estimates (continued)

(iv)	Depreciation

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

(v)	Provision for consumable spare parts and maintenance materials

Provision for consumable spare parts and maintenance materials is made based on the difference between the carrying amount and the net realizable value. The net realizable value is estimated based on current market condition, historical experience and the Group’s future operation plan for the consumable spare parts and maintenance materials. The net realizable value may be adjusted due to the change of market condition and the future plan for the consumable spare parts and maintenance materials.

(vi)	Income tax

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional tax will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

(vii)	Impairment of trade receivables

When there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables, a provision for impairment of trade receivables is established based on the difference between the receivable’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

3	Accounting estimates and judgments (continued)

(b)	Accounting judgments

Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Group believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 50(a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time (Note 14).

4	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group’s overall risk management program focuses on the unpredictability of financial market and seeks to minimize the adverse effects on the Group’s financial performance. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk

As at December 31, 2016, the Group’s current liabilities exceeded its current assets by RMB54,168 million. For the year ended December 31, 2016, the Group recorded a net cash inflow from operating activities of RMB23,764 million, a net cash outflow from investing activities of RMB15,750 million and a net cash outflow from financing activities of RMB8,459 million, which in total resulted in a net decrease in cash and cash equivalents of RMB445 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at December 31, 2016, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB139,274 million (2015: RMB173,739 million), of which approximately RMB110,199 million (2015: RMB131,021 million) was unutilized. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The Directors of the Company have carried out a review of the cash flow forecast of the Group for the twelve months ending December 31, 2017. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities, which may impact the operations of the Group during the next twelve-month period. The Directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(a)	Liquidity risk (continued)

The following tables show the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2016 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Borrowings	27,654	1,039	19,124	61	47,878	45,504
Obligations under finance leases	10,663	8,683	24,795	27,247	71,388	62,222
Trade and other payables and accrued charges	19,015	-	-	-	19,015	19,015
	57,332	9,722	43,919	27,308	138,281	126,741

	2015 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Borrowings	30,789	7,110	8,700	744	47,343	45,886
Obligations under finance leases	7,864	8,613	19,515	26,731	62,723	55,824
Trade and other payables and accrued charges	17,505	-	-	-	17,505	17,505
	56,158	15,723	28,215	27,475	127,571	119,215

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(b)	Interest rate risk

The interest rates and maturity information of the Group’s borrowings and obligations under finance leases are disclosed in Note 36 and Note 37, respectively. The Group’s borrowings and obligations under finance leases issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 29).

As at December 31, 2016, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB376 million (2015: RMB416 million; 2014: RMB569 million). Other components of consolidated equity would not be affected (2015 and 2014: Nil) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualized impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2015 and 2014.

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange or at a swap center.

The Group has significant exposure to foreign currency risk as majority of the Group’s obligations under finance leases (Note 37) and certain of the bank borrowings (Note 36) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

The following table indicates the instantaneous change in the Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant.

	2016
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million

USD	1%	305
	(1)%	(305)

Euro	1%	31
	(1)%	(31)

Japanese Yen	10%	134
	(10)%	(134)

	2015
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million

USD	1%	453
	(1)%	(453)

Euro	1%	38
	(1)%	(38)

Japanese Yen	10%	135
	(10)%	(135)

	2014
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million

USD	1%	767
	(1)%	(767)

Singapore Dollars	2%	6
	(2)%	(6)

Japanese Yen	10%	145
	(10)%	(145)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the group entities’ profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and finance lease obligations held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2015 and 2014.

(d)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables and the guarantees on personal bank loans provided to the Group’s pilot trainees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2016, the balance due from BSP agents amounted to RMB1,267 million (2015: RMB1,054 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management’s expectations. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables is set out in Note 33.

The Company and its subsidiary, Xiamen Airlines Company Limited (“Xiamen Airlines”), entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (December 31, 2015: RMB627 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2016, total personal bank loans of RMB409 million (December 31, 2015: RMB454 million), under these guarantees, were drawn down from the banks. During the year, the Group has paid RMB4 million (2015: RMB4 million) to the banks due to the default of payments of certain pilot trainees (Note 52(b)).

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2015 and 2014:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB2,380 million (2015: RMB2,627 million; 2014: RMB3,773 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2016, the Group’s strategy, which was unchanged from 2015, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group’s debt ratio was 73% as at December 31, 2016 (2015: 73%).

Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as at December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value

(i)	Financial instruments carried at fair value

Fair value hierarchy

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

			Fair value measurements as at December 31, 2016 categorized into
Recurring fair value measurement	Note	Fair value at December 31 2016 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets:
Available-for-sale equity securities:
-Listed shares	28	88	88	-	-
-Non-tradable shares	28	411	-	-	411
Derivative financial instruments:
-Interest rate swaps	29	21	-	21	-

			Fair value measurements as at December 31, 2015 categorized into
Recurring fair value measurement	Note	Fair value at December 31 2015 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets:
Available-for-sale equity securities:
-Listed shares	28	104	104	-	-
Derivative financial instruments:
-Interest rate swaps	29	13	-	13	-

During the years ended December 31, 2016 and 2015, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial instruments is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Available-for-sale equity securities:
-Non-tradable shares	Discounted cash flow	Expected profit growth rate during the projection period	8% to 10%

		Terminal growth rate	8%

		Expected dividend payout rate	30%

		Discount rate	12.03%

The fair value of non-tradable available-for-sale equity securities is determined by discounting a projected cash flow series associated with the investments. The valuation takes into account the expected profit growth rate and expected dividend payout rate of the investee. The discount rate used have been adjusted to reflect specific risks relating to the investments. The fair value measurement is positively correlated to the expected profit growth rate and expected dividend rate of the investee, and negatively correlated to the discount rate.

For the year ended December 31, 2016, the net unrealized gains of RMB378 million relating to the available-for-sale equity securities – non-tradable shares are recognized in fair value reserve in other comprehensive income.

(ii)	Financial instruments not carried at fair value

(a)	Other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognized in the consolidated statement of financial position at cost less impairment losses.

(b)	All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligations under finance leases are carried at amounts not materially different from their fair values as at December 31, 2016 and 2015.

5	Traffic revenue
	2016	2015	2014
	RMB million	RMB million	RMB million

Passenger	97,135	94,677	84,740
Cargo and mail	6,760	6,122	5,842
Fuel surcharge income	5,798	6,300	13,746
	109,693	107,099	104,328

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting

(a)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organization structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 6(c). The comparative figures in the Group’s financial statements prepared in accordance with PRC GAAP are restated as the Group acquired a subsidiary under common control in 2016 (Note 24(a)(v)). Management considered the impact of the above restatement is not material. Therefore, the Group’s segment results for the year ended December 31, 2015 and 2014, and its segment assets and liabilities as at December 31, 2015 as disclosed in these financial statements have not been restated.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2016 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	113,490	1,302	-	-	114,792
Inter-segment sales	101	2,231	(2,332)	-	-
Reportable segment revenue	113,591	3,533	(2,332)	-	114,792
Reportable segment profit before taxation	6,471	459	-	717	7,647
Reportable segment profit after taxation	4,834	337	-	717	5,888
Other segment information
Income tax	1,637	122	-	-	1,759
Interest income	79	10	-	-	89
Interest expense	2,458	7	-	-	2,465
Depreciation and amortization	12,693	96	-	-	12,789
Impairment loss	127	3	-	-	130
Share of associates’ results	-	-	-	511	511
Share of joint ventures’ results	-	-	-	102	102
Gain on deemed disposal of a subsidiary	-	-	-	90	90
Non-current assets additions during the year (other than goodwill, interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets)	29,126	120	-	-	29,246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2015 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	110,067	1,400	-	-	111,467
Inter-segment sales	114	1,528	(1,642)	-	-
Reportable segment revenue	110,181	2,928	(1,642)	-	111,467
Reportable segment profit before taxation	5,480	279	-	582	6,341
Reportable segment profit after taxation	4,199	205	-	582	4,986
Other segment information
Income tax	1,281	74	-	-	1,355
Interest income	244	9	-	-	253
Interest expense	2,156	32	-	-	2,188
Depreciation and amortization	11,915	97	-	-	12,012
Impairment loss	105	3	-	-	108
Share of associates’ results	-	-	-	462	462
Share of joint ventures’ results	-	-	-	107	107
Non-current assets additions during the year (other than interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets)	24,242	98	-	-	24,340

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2014 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	107,790	523	-	-	108,313
Inter-segment sales	-	1,364	(1,364)	-	-
Reportable segment revenue	107,790	1,887	(1,364)	-	108,313
Reportable segment profit before taxation	2,422	257	-	416	3,095
Reportable segment profit after taxation	1,800	202	-	416	2,418
Other segment information
Income tax	622	55	-	-	677
Interest income	369	7	-	-	376
Interest expense	2,155	38	-	-	2,193
Depreciation and amortization	10,915	88	-	-	11,003
Impairment loss	205	-	-	-	205
Share of associates’ results	-	-	-	263	263
Share of joint ventures’ results	-	-	-	140	140
Non-current assets additions during the year (other than interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets)	29,523	98	-	-	29,621

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at December 31, 2016 and December 31, 2015 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at December 31, 2016
Reportable segment assets	192,881	3,201	(376)	4,755	200,461
Reportable segment liabilities	144,768	1,355	(370)	-	145,753
As at December 31, 2015
Reportable segment assets	180,753	2,795	(1,004)	3,706	186,250
Reportable segment liabilities	136,391	1,290	(1,004)	-	136,677

*	Unallocated assets primarily include goodwill, interest in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from available-for-sale financial assets and other investments in equity securities and the gain on deemed disposal of a subsidiary.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical segment are analyzed based on the following criteria:

(1)	Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin and destination from/to other overseas markets is classified as international revenue.

(2)	Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2016	2015	2014
	RMB million	RMB million	RMB million

Domestic	84,380	82,981	82,764
International	28,096	25,872	22,952
Hong Kong, Macau and Taiwan	2,316	2,614	2,597
	114,792	111,467	108,313

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

		2016	2015	2014
	Note	RMB million	RMB million	RMB million
Revenue
Reportable segment revenue		114,792	111,467	108,313
Reclassification of expired sales in advance of carriage	(i)	376	459	459
Reclassification of sales tax	(ii)	(161)	(274)	(188)
Adjustments arising from business combinations under common control	(v)	(26)	-	-
Consolidated revenue		114,981	111,652	108,584

		2016	2015	2014
	Note	RMB million	RMB million	RMB million
Profit before income tax
Reportable segment profit before taxation		7,647	6,341	3,095
Capitalization of exchange difference of specific loans	(iii)	48	(222)	(28)
Government grants	(iv)	1	1	1
Adjustments arising from business combinations under common control	(v)	(35)	(2)	(2)
Consolidated profit before income tax		7,661	6,118	3,066

		2016	2015
	Note	RMB million	RMB million
Assets
Reportable segment assets		200,461	186,250
Capitalization of exchange difference of specific loans	(iii)	149	101
Government grants	(iv)	(316)	(342)
Adjustments arising from business combinations under common control	(v)	184	-
Others		(36)	(20)
Consolidated total assets		200,442	185,989

		2016	2015
	Note	RMB million	RMB million
Liabilities
Reportable segment liabilities		145,753	136,677
Government grants	(iv)	(287)	(312)
Consolidated total liabilities		145,466	136,365

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement. (continued)

Notes:

(i)	In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognized as other operating revenue.

(ii)	In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

(iii)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalized as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognized in income statement unless the exchange difference represents an adjustment to interest.

(iv)	In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of “capital reserve”, are credited to capital reserve. Otherwise, government grants related to assets are recognized as deferred income and amortized to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

(v)	In accordance with the PRC GAAP, the Group accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Group adopts the purchase accounting method for acquisition of business under common control. In addition, adjustments are made to make its associate’s accounting policy of business combination under common control conform to the policy of the Group when the associate’s financial statements are used by the Group in applying the equity method when preparing its financial statements in accordance with IFRSs.

7	Other operating revenue

	2016	2015	2014
	RMB million	RMB million	RMB million

Commission income	2,518	1,545	1,335
Expired sales in advance of carriage	376	459	459
Hotel and tour operation income	625	621	508
General aviation income	461	490	576
Ground services income	384	345	293
Air catering income	253	239	272
Cargo handling income	201	230	236
Rental income	179	182	156
Others	291	442	421
	5,288	4,553	4,256

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

8	Flight operation expenses

	2016	2015	2014
	RMB million	RMB million	RMB million

Jet fuel costs	23,799	26,274	37,728
Flight personnel payroll and welfare	9,215	8,070	6,803
Aircraft operating lease charges	7,330	6,153	5,383
Air catering expenses	2,965	2,680	2,497
Civil Aviation Development Fund	2,565	2,482	2,279
Training expenses	1,120	1,003	1,003
Aircraft insurance	197	168	202
Others	4,270	3,582	3,006
	51,461	50,412	58,901

9	Maintenance expenses

	2016	2015	2014
	RMB million	RMB million	RMB million

Aviation repair and maintenance charges	7,952	7,396	5,525
Staff payroll and welfare	2,363	2,131	1,966
Maintenance materials	1,003	880	813
	11,318	10,407	8,304

10	Aircraft and transportation service expenses

	2016	2015	2014
	RMB million	RMB million	RMB million

Landing and navigation fees	13,109	11,510	10,496
Ground service and other charges	7,106	6,398	5,906
	20,215	17,908	16,402

11	Promotion and selling expenses

	2016	2015	2014
	RMB million	RMB million	RMB million

Sales commissions	1,926	3,150	4,263
Ticket office expenses	2,875	2,605	2,465
Computer reservation services	777	605	542
Advertising and promotion	173	122	116
Others	553	494	455
	6,304	6,976	7,841

12	General and administrative expenses

	2016	2015	2014
	RMB million	RMB million	RMB million

General corporate expenses	2,671	2,325	2,195
Auditors’ remuneration	13	15	18
- Audit services	13	15	18
- Non-audit services	-	-	-
Other taxes and levies	131	124	124
	2,815	2,464	2,337

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

13	Depreciation and amortization

	2016	2015	2014
	RMB million	RMB million	RMB million

Depreciation
– Owned assets	7,569	7,082	8,021
– Assets acquired under finance leases	4,849	4,684	2,768
Amortization of deferred benefits and gains	(131)	(148)	(156)
Other amortization	332	227	195
	12,619	11,845	10,828

14	Staff costs

	2016	2015	2014
	RMB million	RMB million	RMB million

Salaries, wages and welfare	18,774	16,636	14,667
Defined contribution retirement scheme	1,886	1,726	1,554
Other retirement welfare subsidy	183	177	167
Early retirement benefits (Note 44)	3	3	7
	20,846	18,542	16,395

Staff costs relating to flight operation and maintenance are also included in the respective total amounts disclosed separately in Note 8 and Note 9 above.

Staff costs arising from the SARs, which have all been expired in 2015 (Note 50(c)), were included in “salaries, wages and welfare” above.

15	Other net income

	2016	2015	2014
	RMB million	RMB million	RMB million

Government grants (Note)	2,837	2,331	1,700
Gains/(losses) on disposal of property, plant and equipment and construction in progress
– Aircraft and spare engines and relating construction in progress	523	414	344
– Other property, plant and equipment	34	(102)	(77)
Others	441	635	223
	3,835	3,278	2,190

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognized during the year ended December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

16	Interest expense

	2016	2015	2014
	RMB million	RMB million	RMB million

Interest on borrowings	1,444	1,320	1,628
Interest relating to obligations under finance leases	1,598	1,248	978
Interest relating to provision for early retirement benefits (Note 44)	1	2	4
Less: interest expense capitalized (Note)	(624)	(382)	(417)
Interest rate swaps: cash flow hedge, reclassified from equity (Note 18)	46	-	-
	2,465	2,188	2,193

Note:

The weighted average interest rate used for interest capitalization was 3.22% per annum in 2016 (2015: 2.77%; 2014: 2.37%).

17	Income tax

(a)	Income tax expense in the consolidated income statements

	2016	2015	2014
	RMB million	RMB million	RMB million

PRC income tax
–Provision for the year	2,203	1,700	430
–Under/(over)-provision in prior year	47	(41)	(29)
	2,250	1,659	401
Deferred tax (Note 30)
Origination and reversal of temporary differences	(487)	(359)	267

Tax expense	1,763	1,300	668

In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its PRC subsidiaries are subject to PRC income tax at 25% (2015: 25%; 2014: 25%). Certain PRC subsidiaries of the Group are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

17	Income tax (continued)

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2016	2015	2014
	RMB million	RMB million	RMB million

Profit before income tax	7,661	6,118	3,066

Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note 17(a))	1,857	1,482	738

Adjustments for tax effect of:
Non-deductible expenses	4	3	11
Share of results of associates and joint ventures and other non-taxable income	(154)	(144)	(104)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognized	48	23	63
Utilization of unused tax losses and deductible temporary differences for which no deferred tax assets were recognized in prior years	(39)	(18)	(11)
Under/(over)-provision in prior year	47	(41)	(29)
Others	-	(5)	-
Tax expense	1,763	1,300	668

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

18	Other comprehensive income

	2016	2015	2014
	RMB million	RMB million	RMB million

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	(38)	13	-
Reclassification adjustments for amounts transferred to profit or loss:
- interest expense (Note 16)	46	-	-
Net deferred tax debited to other comprehensive income	(2)	(3)	-
Net movement in the fair value reserve during the year recognized in other comprehensive income	6	10	-

Available-for-sale financial assets:
Changes in fair value recognized during the year	362	-	43
Net deferred tax debited to other comprehensive income	(90)	-	(11)
Net movement in the fair value reserve during the year recognized in other comprehensive income	272	-	32

19	Earnings per share

The calculation of basic earnings per share for the year ended December 31, 2016 is based on the profit attributable to equity shareholders of the Company of RMB5,044 million (2015: RMB3,736 million; 2014: RMB1,777 million) and the weighted average of 9,817,567,000 shares in issue during the year (2015 and 2014: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended December 31, 2016, 2015 and 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

20	Property, plant and equipment, net

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At January 1, 2015	646	9,205	85,121	79,873	18,570	5,883	199,298
Additions	-	138	1,564	5,901	660	353	8,616
Transfer from construction in progress (Note 21)	-	849	1,777	8,174	896	103	11,799
Transfer from lease prepayments	6	-	-	-	-	-	6
Transfer to buildings upon cease of lease intention	(8)	8	-	-	-	-	-
Transfer to investment properties upon lease out	88	(88)	-	-	-	-	-
Reclassification on exercise of purchase option	-	-	6,700	(6,700)	-	-	-
Disposals	(2)	(38)	(1,454)	(416)	(1,156)	(230)	(3,296)
At December 31, 2015	730	10,074	93,708	86,832	18,970	6,109	216,423

At January 1, 2016	730	10,074	93,708	86,832	18,970	6,109	216,423
Acquisitions through business Combinations (Note 24(a)(v))	-	5	-	-	-	2	7
Additions	-	39	1,675	5,112	1,148	453	8,427
Transfer from construction in progress (Note 21)	-	1,145	-	6,745	203	143	8,236
Transfer to lease prepayments	(21)	-	-	-	-	-	(21)
Transfer to buildings upon cease of lease intention	(64)	64	-	-	-	-	-
Transfer to investment properties upon lease out	148	(148)	-	-	-	-	-
Reclassification on exercise of purchase option	-	-	4,470	(4,470)	-	-	-
Disposals	-	(32)	(2,536)	(347)	(751)	(466)	(4,132)
Deemed disposal of a subsidiary (Note 24(a)(vi))	(124)	(79)	-	-	-	(41)	(244)
At December 31, 2016	669	11,068	97,317	93,872	19,570	6,200	228,696

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

20	Property, plant and equipment, net (continued)

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At January 1, 2015	187	3,028	34,800	12,579	10,566	3,685	64,845
Depreciation charge for the year	19	351	5,089	4,684	1,104	519	11,766
Transfer from lease prepayments	2	-	-	-	-	-	2
Transfer to buildings upon cease of lease intention	(2)	2	-	-	-	-	-
Transfer to investment properties upon lease out	18	(18)	-	-	-	-	-
Reclassification on exercise of purchase options	-	-	2,301	(2,301)	-	-	-
Disposals	(1)	(14)	(1,315)	(416)	(1,087)	(191)	(3,024)
Provision for impairment losses	-	-	15	40	35	-	90
Impairment losses written off on disposal	-	-	(108)	-	(18)	-	(126)
At December 31, 2015	223	3,349	40,782	14,586	10,600	4,013	73,553

At January 1, 2016	223	3,349	40,782	14,586	10,600	4,013	73,553
Depreciation charge for the year	20	358	5,476	4,849	1,159	556	12,418
Transfer to lease prepayments	(5)	-	-	-	-	-	(5)
Transfer to buildings upon cease of lease intention	(21)	21	-	-	-	-	-
Transfer to investment properties upon lease out	39	(39)	-	-	-	-	-
Reclassification on exercise of purchase options	-	-	2,141	(2,141)	-	-	-
Disposals	-	(18)	(2,468)	(347)	(736)	(426)	(3,995)
Deemed disposal of a subsidiary (Note 24(a)(vi))	(27)	(25)	-	-	-	(39)	(91)
Provision for impairment losses (Note 20(c))	-	-	21	50	-	-	71
Impairment losses written off on disposal	-	-	-	-	(1)	-	(1)
At December 31, 2016	229	3,646	45,952	16,997	11,022	4,104	81,950

Net book value:
At December 31, 2016	440	7,422	51,365	76,875	8,548	2,096	146,746
At December 31, 2015	507	6,725	52,926	72,246	8,370	2,096	142,870

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

20	Property, plant and equipment, net (continued)

(a)	As at December 31, 2016, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB1,641 million and RMB124 million respectively (2015: RMB1,570 million and RMB125 million respectively).

(b)	As at December 31, 2016, certain aircraft of the Group with an aggregate carrying value of approximately RMB78,318 million (2015: RMB88,060 million) were mortgaged under certain loans or certain lease agreements (Note 36 and Note 37).

(c)	As at December 31, 2016, the Group reviewed the recoverable amounts of the aircraft and related assets and made an additional impairment provision of RMB71 million for its EMB 145 aircraft and EMB 190 aircraft. The estimates of recoverable amounts were based on the higher of the assets’ fair value less costs of disposal and the value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment.

(d)	As at December 31, 2016 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Guangxi, Hunan, Beijing, Shanghai, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu, Guizhou, Hainan, Hubei and Shantou, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2016, carrying value of such properties of the Group amounted to RMB4,294 million (2015: RMB3,615 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(e)	The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totaling RMB179 million (2015: RMB182 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cease of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2016	2015
	RMB million	RMB million

Within 1 year	91	53
After 1 year but within 5 years	59	77
After 5 years	54	20
	204	150

(f)	As at December 31, 2016, certain investment properties of the Group with an aggregate carrying value of approximately RMB34 million (2015: RMB50 million) were mortgaged for certain bank borrowings (Note 36(a)(ii)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

21	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million

At January 1, 2015	17,754	1,593	19,347
Additions	13,671	1,287	14,958
Transferred to property, plant and equipment (Note 20)	(10,787)	(1,012)	(11,799)
Transferred to other assets upon completion of development (Note 31)	-	(123)	(123)
Disposals	(2,938)	(12)	(2,950)
At December 31, 2015	17,700	1,733	19,433

At January 1, 2016	17,700	1,733	19,433
Additions	18,930	1,362	20,292
Transferred to property, plant and equipment (Note 20)	(6,948)	(1,288)	(8,236)
Transferred to other assets upon completion of development (Note 31)	-	(128)	(128)
Disposals	(2,415)	(36)	(2,451)
At December 31, 2016	27,267	1,643	28,910

22	Lease prepayments

Lease prepayments relate to the Group’s land use rights. In 2016, the amount of amortization charged to consolidated income statement was RMB75 million (2015: RMB64 million; 2014: RMB61 million).

A majority of the Group’s properties are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at December 31, 2016 and up to the date of approval of these financial statements, the Group is in the process of applying for certain land use right certificates. As at December 31, 2016, carrying value of such land use rights of the Group amounted to RMB866 million (2015: RMB1,359 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land use rights referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at December 31, 2016, certain land use rights of the Group with an aggregate carrying value of approximately RMB79 million (2015: RMB66 million) were mortgaged for certain bank borrowings (Note 36(a)(ii)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Goodwill

2016
RMB million

Cost and carrying amount:
At January 1	-
Acquisitions through business combination (Note 24(a)(v))	182
At December 31	182

Impairment tests for cash-generating units containing goodwill

The recoverable amount of the CGU is determined based on value-in-use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate which does not exceed the long-term average growth rates for the business in which the CGU operates. The cash flows are discounted using a discount rate of 13.40%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Subsidiaries

(a)	All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity

China Southern Airlines Henan Airlines Company Limited (i)	PRC	RMB	6,000,000,000	60%	Airline transportation

Xiamen Airlines Company Limited (i)&(iv)	PRC	RMB	8,000,000,000	55%	Airline transportation

Chongqing Airlines Company Limited (i)	PRC	RMB	1,200,000,000	60%	Airline transportation

Shantou Airlines Company Limited (i)	PRC	RMB	280,000,000	60%	Airline transportation

Zhuhai Airlines Company Limited (i)	PRC	RMB	250,000,000	60%	Airline transportation

Guizhou Airlines Company Limited (i)	PRC	RMB	650,000,000	60%	Airline transportation

Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB	120,000,000	55%	Air catering

Guangzhou Baiyun International Logistic Company Limited (i)	PRC	RMB	50,000,000	61%	Logistics operations

Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB	18,000,000	100%	Airport ground services

China Southern Airlines Group Air Catering Company Limited (i)	PRC	RMB	10,200,000	100%	Air catering

Nan Lung International Freight Limited	Hong Kong	HKD	3,270,000	51%	Freight services

Southern Airlines Group Import and Export Trading Company (i)&(v)	PRC	RMB	15,000,000	100%	Import and export agent service

Southern Airlines General Aviation Company Limited (i)	PRC	RMB	1,000,000,000	100%	General aviation

(i)	These subsidiaries are PRC limited liability companies.

(ii)	This subsidiary is a Sino-foreign equity joint venture company established in the PRC.

(iii)	Certain subsidiaries of the Group are PRC equity joint ventures which have limited terms pursuant to the PRC law.

(iv)	On September 5, 2016, the Board of the Company approved the plan for the increase in registered capital in Xiamen Airlines, pursuant to which, the registered capital of Xiamen Airlines increased from RMB5 billion to RMB8 billion. The Company and the other 2 third party non-controlling interests holders converted their portions of reserves and retained earnings in Xiamen Airlines that amounted to RMB1,650 million, RMB1,020 million and RMB330 million, respectively into the share capital of Xiamen Airlines. As a result, the percentage of equity interests held by the three parties in Xiamen Airlines remains unchanged before and after the capital injection.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Subsidiaries (continued)

(a)	All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group. (continued)

(v)	Pursuant to the equity transfer agreement entered into between the Company and China Southern Air Holding Company (“CSAHC”, the Company’s holding company) on February 2, 2016, the Company acquired 100% equity interests in Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly owned subsidiary of CSAHC, at a cash consideration of RMB400 million in August 2016. SAIETC became a wholly owned subsidiary of the Company upon completion of the acquisition. The acquisition of SAIETC enables the Group to engage in import and export trading transactions.

In the period from the acquisition date to December 31, 2016, SAIETC contributed revenue of RMB68 million and profit of RMB14 million to the Group’s results. If the acquisition had occurred on January 1, 2016, management estimate that consolidated revenue would have been increased by RMB154 million, and consolidated profit for the year would have been increased by RMB39 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on January 1, 2016. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

	Note	Recognized values on acquisition
		RMB million
Property, plant and equipment	20	7
Trade and other receivables		124
Cash and cash equivalents		211
Trade and other payables		(124)
Total net identifiable assets		218

Consideration, satisfied by cash		400

Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	400
Cash and cash equivalents acquired	(211)
Net cash outflow	189

Goodwill

Goodwill was recognized as a result of the acquisitions as follows:

Recognized values on acquisition
RMB million
Total consideration transferred	400
Fair value of identifiable net assets	(218)
Goodwill (Note 23)	182

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Subsidiaries (continued)

(a)	All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group. (continued)

(vi)	The Company previously held 51.84% equity interests in Xinjiang Civil Aviation Property Management Limited (“XJCAPM”) and XJCAPM used to be the subsidiary of the Company. During the year of 2016, a third party non-controlling interests holder of XJCAPM injected capital amounting to RMB73 million to XJCAPM. This diluted the Company’s interest in XJCAPM from 51.84% to 42.80%. XJCAPM became an associate of the Company since December 2016. Details are as follows:

		Net book value as of the deemed disposal date
	Note	RMB million

Assets deemed disposed of:
Property, plant and equipment	20	153
Other non-current assets		15
Trade and other receivables		5
Cash and cash equivalents		67
Other current assets		15
Trade and other payables		(32)
Other current liabilities		(48)
Non-current liabilities		(2)
Net identifiable assets		173

Non-controlling interests in the former subsidiary		(83)
		90
Fair value of the remaining 42.80% equity interests		180

Net gain on deemed disposal and losing control		90

Net cash outflow from the deemed disposal		67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Subsidiaries (continued)

(b)	Material non-controlling interests

As at December 31, 2016, the balance of total non-controlling interests is RMB11,520 million, of which RMB7,623 million is for Xiamen Airlines. The rest of non-controlling interests are not individually material.

Set out below are the summarized financial information for Xiamen Airlines that has non-controlling interests that are material to the Group.

	2016	2015
	RMB million	RMB million
Non-controlling interests percentage	45%	45%

Current assets	2,386	2,435
Non-current assets	41,689	35,628
Current liabilities	(13,739)	(12,148)
Non-current liabilities	(13,997)	(11,336)
Net assets	16,339	14,579

	2016	2015	2014
	RMB million	RMB million	RMB million
Revenue	21,874	19,915	17,831
Profit for the year	1,223	1,170	755
Total comprehensive income	1,500	1,165	787
Dividend paid to non-controlling interests	-	-	3

Net cash generated from operating activities	4,510	4,412	2,243
Net cash used in investing activities	(7,776)	(3,521)	(4,866)
Net cash generated from/(used in) financing activities	2,764	(3,296)	1,850

The information above is the amount before inter-company eliminations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

25	Interest in associates

	2016	2015
	RMB million	RMB million

Share of net assets	2,590	1,995

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as at December 31, 2016 are as follows:

			Proportion of ownership interest held by
	Place of establishment / operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity

Southern Airlines Group Finance Co.,Ltd (“SA Finance”)	PRC	33.98%	21.09%	12.89%	33.98%	Provision of Airlines financial services

Sichuan Airlines Co.,Ltd (“Sichuan Airlines”)	PRC	39%	39%	-	39%	Airline transportation

Southern Airlines Culture and Media Co., Ltd. (“SACM“)	PRC	40%	40%	-	40%	Advertising services

Xinjiang Civil Aviation Property Management Limited (Note 24 (a)(vi))	PRC	42.80%	42.80%	-	42.80%	Property management

There is no associate that is individually material to the Group.

The Group has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2016	2015	2014
	RMB million	RMB million	RMB million

Aggregate carrying amount of individually immaterial associates	2,590	1,995	1,583
Aggregate amounts of the Group’s share of:
Profit from continuing operations	509	460	261
Other comprehensive income	(2)	(7)	21
Total comprehensive income	507	453	282

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

26	Interest in joint ventures

	2016	2015
	RMB million	RMB million

Share of net assets	1,522	1,440

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at December 31, 2016 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity

Guangzhou Aircraft Maintenance Engineering Co.,Ltd (”GAMECO”)	PRC	50%	50%	-	50%	Aircraft repair and maintenance services

Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”)	PRC	51%	51%	-	50%	Flight simulation services

Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC	50%	50%	-	50%	Sales of duty free goods in flight

China Southern West Australian Flying College Pty Limited (“Flying College”)	Australia	48.12%	48.12%	-	50%	Pilot training services

There is no joint venture that is individually material to the Group.

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as following:

	2016	2015	2014
	RMB million	RMB million	RMB million

Aggregate carrying amount of individually immaterial joint ventures	1,522	1,440	1,338
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	102	108	140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

27	Other investments in equity securities

	2016	2015
	RMB million	RMB million

Unlisted equity securities, at cost	103	136

Dividend income from unlisted equity securities of the Group amounted to RMB1 million during the year ended December 31, 2016 (2015 and 2014: RMB10 million).

28	Available-for-sale financial assets

	2016	2015
	RMB million	RMB million

Available-for-sale financial assets
- Listed shares	88	104
- Non-tradable shares	411	-
	499	104

Dividend income from available-for-sale financial assets of the Group amounted to RMB13 million during the year ended December 31, 2016 (2015 and 2014: RMB3 million).

29	Derivative financial instruments

	2016	2015
	RMB million	RMB million

Interest rate swaps	21	13

In 2015, the Company entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Company to pay at fixed rate from 1.64% to 1.72% to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2016 amounted to USD527 million (2015: USD581 million).

30	Deferred tax assets/(liabilities)

(a)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2016	2015
	RMB million	RMB million

Net deferred tax assets recognized in the consolidated statement of financial position:
– Deferred tax asset to be utilized after 12 months	511	525
– Deferred tax asset to be utilized within 12 months	1,174	862
	1,685	1,387

Net deferred tax liabilities recognized in the consolidated statement of financial position:
– Deferred tax liability to be realized after 12 months	(841)	(938)
Net deferred tax assets	844	449

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

30	Deferred tax assets/(liabilities) (continued)

(b)	Movements of net deferred tax assets are as follows:

	At the beginning of the year	(Charged)/ credited to consolidated income statement	Charged to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2016
Deferred tax assets:
Accrued expenses	751	314	-	1,065
Provision for major overhauls	472	33	-	505
Deferred revenue	82	5	-	87
Provision for impairment losses	201	(27)	-	174
Others	62	24	-	86
	1,568	349	-	1,917

Deferred tax liabilities:
Provision for major overhauls	(384)	123	-	(261)
Depreciation allowances under tax in excess of the related depreciation under accounting	(687)	28	-	(659)
Change in fair value of derivative financial instruments	(3)	-	(2)	(5)
Change in fair value of available-for-sale equity securities	(20)	-	(90)	(110)
Others	(25)	(13)	-	(38)
	(1,119)	138	(92)	(1,073)

Net deferred tax assets	449	487	(92)	844

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

30	Deferred tax assets/(liabilities) (continued)

(b)	Movements of net deferred tax assets are as follows (continued):

	At the beginning of the year	(Charged)/ credited to consolidated income statement	Charged to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2015
Deferred tax assets:
Accrued expenses	561	190	-	751
Provision for major overhauls	296	176	-	472
Deferred revenue	76	6	-	82
Provision for impairment losses	235	(34)	-	201
Others	82	(20)	-	62
	1,250	318	-	1,568

Deferred tax liabilities:
Provision for major overhauls	(363)	(21)	-	(384)
Depreciation allowances under tax in excess of the related depreciation under accounting	(689)	2	-	(687)
Change in fair value of derivative financial instruments	-	-	(3)	(3)
Change in fair value of available-for-sale equity securities	(20)	-	-	(20)
Others	(85)	60	-	(25)
	(1,157)	41	(3)	(1,119)

Net deferred tax assets	93	359	(3)	449

(c)	Deferred tax assets not recognized

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. As at December 31, 2016, the Group’s unused tax losses of RMB704 million (2015: RMB843 million) have not been recognized as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilized will be available before they expire. The expiry dates of unrecognized unused tax losses are analyzed as follows:

	2016	2015
	RMB million	RMB million
Expiring in:
2016	-	230
2017	200	200
2018	214	214
2019	194	194
2020	-	5
2021	96	-
	704	843

As at December 31, 2016, the Group’s other deductible temporary differences amounting to RMB626 million (2015: RMB371 million) have not been recognized as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

31	Other assets

	Prepayment for exclusive use right of an airport terminal	Software	Leasehold improvement	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At January 1, 2015	250	187	137	346	920
Additions	-	29	3	7	39
Transferred from construction in progress (Note 21)	-	106	17	-	123
Disposal	-	-	-	(31)	(31)
Amortization for the year	(10)	(75)	(39)	(39)	(163)
At December 31, 2015	240	247	118	283	888

At January 1, 2016	240	247	118	283	888
Additions	-	4	5	268	277
Transferred from construction in progress (Note 21)	-	91	36	1	128
Disposal	-	(2)	-	(26)	(28)
Amortization for the year	(10)	(85)	(40)	(122)	(257)
At December 31, 2016	230	255	119	404	1,008

32	Inventories

	2016	2015
	RMB million	RMB million

Consumable spare parts and maintenance materials	1,534	1,519
Other supplies	198	197
	1,732	1,716

Less: impairment	(144)	(110)

	1,588	1,606

Impairment of inventory is shown as below:

	2016	2015
	RMB million	RMB million

At January 1	110	104
Provision for impairment of inventories	44	13
Provision written off in relation to disposal of inventories	(10)	(7)
At December 31	144	110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

33	Trade receivables

	2016	2015
	RMB million	RMB million

Trade receivables	3,026	2,613
Less: allowance for doubtful debts	(37)	(33)
	2,989	2,580

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2016	2015
	RMB million	RMB million

Within 1 month	2,536	2,157
More than 1 month but less than 3 months	321	383
More than 3 months but less than 12 months	142	30
More than 1 year	27	43
	3,026	2,613
Less: allowance for doubtful debts	(37)	(33)
	2,989	2,580

All of the trade receivables are expected to be recovered within one year.

(b)	Impairment of trade receivables

(i)	Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(l)(i)).

The movements in the allowance for doubtful debts during the year are as follows:

	2016	2015
	RMB million	RMB million

At January 1	33	33
Impairment loss recognized	14	4
Impairment loss written back	(1)	-
Uncollectible amounts written off	(9)	(4)
At December 31	37	33

(ii)	As at December 31, 2016, trade receivables of RMB31 million (2015: RMB47 million) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered.

The ageing analysis of these trade receivables is as follows:

	2016	2015
	RMB million	RMB million

3 to 12 months	26	19
Over 12 months	5	28
	31	47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

33	Trade receivables (continued)

(b)	Impairment of trade receivables (continued)

(iii)	As at December 31, 2016, trade receivables of RMB50 million (2015: RMB48 million) were impaired. The amount of the provision was RMB37 million as at December 31, 2016 (2015: RMB33 million). The impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	2016	2015
	RMB million	RMB million

3 to 12 months	28	30
Over 12 months	22	18
	50	48

(c)	Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2016	2015
	RMB million	RMB million

Neither past due nor impaired	2,945	2,518

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

(d)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2016	2015
	RMB million	RMB million

Renminbi	2,303	2,016
USD	268	218
Euro	129	129
Australian Dollar	53	49
Taiwan Dollar	40	33
UK Pound	23	28
Other currencies	210	140
	3,026	2,613

As at December 31, 2016, the fair value of trade receivables approximate its carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Other receivables

	2016	2015
	RMB million	RMB million

VAT recoverable	1,404	1,596
Rebate receivables on aircraft acquisitions	749	901
Term deposit (Note)	568	761
Deposits for aircraft purchase	13	-
Interest receivables	33	66
Others	623	702
	3,390	4,026
Less: allowance for doubtful debts	(3)	(2)
	3,387	4,024
Less: non-current portion of term deposit recognized as non-current assets (Note)	-	(304)
Current portion of other receivables	3,387	3,720

Note:

As at December 31, 2016, the balance represents the term deposit amounting to RMB568 million at bank with maturity over 3 months at acquisition (2015: RMB761 million). Term deposit with maturity over 1 year amounting to RMB304 million is classified as non-current asset as at December 31, 2015. The weighted average annualized interest rate of term deposit as at December 31, 2016 is 3.22% (2015: 3.26%).

As at December 31, 2016, the fair value of other receivables approximates its carrying amount.

35	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2016	2015
	RMB million	RMB million

Deposits in banks and other financial institutions	26	98
Cash at bank and on hand	4,126	4,462
Cash and cash equivalents in the consolidated statement of financial position	4,152	4,560

As at December 31, 2016, the Group’s deposits with SA Finance, which is a qualified financial institution, amounted to RMB3,759 million (2015: RMB2,934 million) (Note 49(d)(ii)).

As at December 31, 2016, the fair value of cash and cash equivalents approximate its carrying amount.

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2016	2015
	RMB million	RMB million

Renminbi	3,494	3,756
USD	472	587
Euro	31	69
Japanese Yen	15	15
Hong Kong Dollars	13	12
Others	127	121
	4,152	4,560

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

35	Cash and cash equivalents (continued)

(b)	Reconciliation of profit before income tax to cash generated from operating activities:

		2016	2015	2014
	Note	RMB million	RMB million	RMB million

Profit before income tax		7,661	6,118	3,066
Depreciation charges	13	12,418	11,766	10,789
Other amortization	13	332	227	195
Amortization of deferred benefits and gains	13	(131)	(148)	(156)
Impairment losses on property, plant, equipment	20	71	90	215
Share of associates' results	25	(509)	(460)	(261)
Share of joint ventures' results	26	(102)	(108)	(140)
Gain on disposal of property, plant and equipment and construction in progress	15	(557)	(312)	(267)
Gain on deemed disposal of equity interest in a subsidiary	24(a)(vi)	(90)	-	-
Other non-operating income		-	-	(26)
Interest income		(89)	(253)	(376)
Interest expense	16	2,465	2,188	2,193
Dividend income from other investments in equity securities and available-for-sale financial assets	27 & 28	(14)	(13)	(13)
Exchange losses, net		3,368	5,516	292
Decrease in inventories		18	55	15
(Increase)/decrease in trade receivables		(409)	103	(391)
Decrease in other receivables		637	418	108
Increase in prepaid expenses and other current assets		(224)	(184)	(203)
Increase/(decrease) in net amounts due to related companies		186	(153)	(154)
(Decrease)/increase in trade payables		(597)	843	45
Increase in sales in advance of carriage		1,289	1,030	261
Increase in accrued expenses		2,066	695	308
(Decrease)/increase in other liabilities		(186)	(277)	369
Increase/(decrease) in deferred revenue		86	(75)	(410)
Increase in provision for major overhauls		194	630	244
Decrease in provision for early retirement benefits		(7)	(20)	(28)
(Decrease)/increase in deferred benefits and gains		(195)	181	151
Cash generated from operating activities		27,681	27,857	15,826

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Borrowings

(a)	As at December 31, 2016 and 2015, borrowings are analyzed as follows:

	2016	2015
	RMB million	RMB million

Non-current

Long-term bank borrowings
– secured (Note (i)&(ii))	755	7,819
– unsecured	314	5,065
	1,069	12,884
Corporate Bond
–unsecured (Note (iii))	13,000	3,000

Medium-term notes
–unsecured (Note (iv))	4,689	-
	18,758	15,884

Current

Current portion of long-term bank borrowings
– secured (Note (i)&(ii))	220	1,696
– unsecured	345	823
Short-term bank borrowings
– unsecured	4,195	19,483
Ultra short-term financing bills
– unsecured (Note (v))	21,986	8,000
	26,746	30,002
Total borrowings	45,504	45,886

The borrowings are repayable:

Within one year	26,746	30,002
In the second year	440	6,774
In the third to fifth year inclusive	18,260	8,381
After the fifth year	58	729
Total borrowings	45,504	45,886

Notes:

(i)	As at December 31, 2016, bank borrowings of the Group totaling RMB660 million (2015: RMB9,100 million) were secured by mortgages over certain of the Group’s aircraft with aggregate carrying amounts of RMB1,443 million (2015: RMB15,814 million).

(ii)	As at December 31, 2016, bank borrowings of the Group amounting to RMB315 million (2015: RMB415 million) were secured by certain land use rights of RMB79 million (2015: RMB66 million) and investment properties of RMB34 million (2015: RMB50 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Borrowings (continued)

(a)	As at December 31, 2016, borrowings are analyzed as follows (continued):

Notes (continued):

(iii)	The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on November 20, 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Group will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Group to redeem all or a portion of the bonds after three years of the issue date.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on March 3, 2016 at a bond rate of 2.97%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on May 25, 2016 at a bond rate of 3.12%. The corporate bonds mature in five years. The Group will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Group to redeem all or a portion of the bonds after three years of the issue date.

(iv)	Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,300 million on August 15, 2016 and August 16, 2016 at an interest rate of 2.97%. The medium-term notes mature in three years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on October 20, 2016 at an interest rate of 3.11%. The medium-term notes mature in five years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,800 million on November 21, 2016 at an interest rate of 3.38%. The medium-term notes mature in three years.

(v)	As at December 31, 2016, the Group’s outstanding ultra-short-term financing bills are of interest rates ranging from 2.49% to 3.71% per annum and with original maturity ranging from 88 days to 270 days.

(b)	As at December 31, 2016, the Group’s weighted average interest rates on short-term borrowings were 3.92% per annum (2015: 3.66% per annum).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Borrowings (continued)

(c)	Details of borrowings with original maturity over one year are as follows:

	2016	2015
	RMB million	RMB million

Renminbi denominated loans
Fixed interest rate at 1.20% per annum as at December 31, 2016, with maturities through 2027	20	20
Corporate Bond - Fixed bond rate at 2.97%~3.63%	13,000	3,000
Medium-term notes- Fixed interest rate at 2.97%~3.38%	4,689	-
Floating interest rates 90%, 95% of benchmark interest rate (stipulated by PBOC) as at December 31, 2016, with maturities through 2023	1,406	783

USD denominated loans
Floating interest rates ranging from one-month LIBOR + 1.20% to one-month LIBOR + 2.20% per annum as at December 31, 2015	-	1,097
Floating interest rates ranging from three-month LIBOR + 0.59% to three-month LIBOR + 2.80% per annum as at December 31, 2015	-	10,327
Floating interest rates at six-month LIBOR + 0.45% to six-month LIBOR + 2.55% per annum as at December 31, 2015	-	3,176
Floating interest rates at three-month LIBOR + 2.1% per annum as at December 31, 2016, with maturities through 2018	208	-
	19,323	18,403
Less: loans due within one year classified as current liabilities	(565)	(2,519)
	18,758	15,884

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2016	2015
	RMB million	RMB million

Renminbi	45,296	30,145
USD	208	15,110
Euro	-	631
	45,504	45,886

The Group has certain borrowings as well as significant obligations under finance leases (Note 37) which are denominated in USD as at December 31, 2016. The net exchange loss of RMB3,276 million for the year ended December 31, 2016 (2015: net exchange loss of RMB5,953 million; 2014: net exchange loss of RMB292 million) was mainly attributable to the exchange loss arising from translation of borrowings balances and finance lease obligations denominated in USD.

(e)	As at December 31, 2016, entrusted loans from CSAHC via SA Finance to the Group amounted to RMB105 million (2015: RMB105 million) (Note 49(d)(i)).

(f)	As at December 31, 2016, the fair value of borrowings approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

(g)	Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to certain of the Group’s balance sheet ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at December 31, 2016 and 2015 none of the covenants relating to drawn down facilities had been breached.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

37	Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2017 to 2030. The Group has made careful assessment on the classification of leased aircraft pursuant to IAS 17 and believes all leased aircraft classified as finance lease meet one or more of the criteria as set out in IAS 17 that would lead to a lease being classified as a finance lease (i.e. the lease transfers ownership of the asset to the lessee by the end of the lease term; the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised; at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset).

As at December 31, 2016 and 2015, future payments under these finance leases are as follows:

	2016			2015
	Present value of the minimum lease payments	Total minimum lease payments	Interest	Present value of the minimum lease payments	Total minimum lease payments	Interest
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Within 1 year	8,695	10,663	1,968	6,416	7,864	1,448
After 1 year but within 2 years	6,973	8,683	1,710	7,369	8,613	1,244
After 2 years but within 5 years	21,583	24,795	3,212	16,818	19,515	2,697
After 5 years	24,971	27,247	2,276	25,221	26,731	1,510

	62,222	71,388	9,166	55,824	62,723	6,899
Less: balance due within one year classified as current liabilities	(8,695)			(6,416)
	53,527			49,408

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

37	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2016	2015
	RMB million	RMB million

USD denominated obligations
Fixed interest rates ranging from 2.09% to 6.01% per annum as at December 31, 2016	9,761	9,570
Floating interest rates ranging from three-month LIBOR + 0.18% to three-month LIBOR + 3.30% per annum as at December 31, 2016	15,878	21,168
Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at December 31, 2016	15,720	16,744
Singapore Dollars denominated obligations
Floating interest rate at six-month SIBOR + 1.44% per annum as at December 31, 2016	341	368
Japanese Yen denominated obligations
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at December 31, 2016	1,502	1,524
Floating interest rate at six-month TIBOR + 3.00% per annum as at December 31, 2016	332	325
Renminbi denominated obligations
Floating interest rate at 130% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at December 31, 2015	-	369
Floating interest rate ranging from 84% to 106.5% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at December 31, 2016	13,852	677
Floating interest rate at three-month CHN HIBOR + 0.38%	503	551
Euro denominated obligations
Floating interest rate ranging from three-month EURIBOR + 0.32% to three-month EURIBOR + 2.70% per annum as at December 31, 2016	2,785	2,951
Floating interest rate ranging from six-month EURIBOR + 1.45% to six-month EURIBOR + 1.80% per annum as at December 31, 2016	1,548	1,577
	62,222	55,824

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

37	Obligations under finance leases (continued)

As at December 31, 2016, certain of the Group’s aircraft with carrying amounts of RMB76,875 million (2015: RMB72,246 million) secured finance lease obligations totaling RMB62,222 million (2015: RMB55,824 million).

As at December 31, 2016, the fair value of obligation under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

38	Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	2016	2015
	RMB million	RMB million

Within 1 month	612	735
More than 1 month but less than 3 months	529	504
More than 3 months but less than 6 months	484	843
More than 6 months but less than 1 year	173	314
More than 1 year	105	104
	1,903	2,500

As at December 31, 2016, the fair value of trade payables approximate their carrying amounts.

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2016	2015
	RMB million	RMB million

Renminbi	1,809	2,418
USD	85	69
Others	9	13
	1,903	2,500

39	Deferred revenue

Deferred revenue represents the unredeemed credits under the frequent flyer award program.

40	Amounts due from/to related companies

(a)	Amounts due from related companies

		2016	2015
	Note	RMB million	RMB million

CSAHC and its affiliates		7	21
Associates		15	226
Joint ventures		76	86
	49(c)	98	333

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

40	Amounts due from/to related companies (continued)

(b)	Amounts due to related companies

		2016	2015
	Note	RMB million	RMB million

CSAHC and its affiliates		20	59
A joint venture of CSAHC		1	18
An associate		4	13
Joint ventures		76	60
Other related companies		2	2
	49(c)	103	152

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

41	Accrued expenses

	2016	2015
	RMB million	RMB million

Repairs and maintenance	5,290	5,179
Jet fuel costs	1,530	1,179
Salaries and welfare	2,851	2,434
Landing and navigation fees	2,327	2,003
Computer reservation services	436	340
Provision for major overhauls (Note 43)	768	470
Interest expense	844	385
Air catering expenses	504	307
Provision for early retirement benefits (Note 44)	7	12
Others	590	772
	15,147	13,081

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

42	Other liabilities

	2016	2015
	RMB million	RMB million

Civil Aviation Development Fund and airport tax payable	1,559	1,335
Payable for purchase of property, plant and equipment	900	767
Sales agent deposits	430	384
Other taxes payable	508	395
Deposit received for chartered flights	216	103
Payable due to the former shareholder of a subsidiary	-	658
Others	1,359	1,516
	4,972	5,158

As at December 31, 2016, the fair value of the balance approximate their carrying amount.

43	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2016	2015
	RMB million	RMB million

At January 1	2,365	1,735
Additional provision	1,020	823
Utilization	(528)	(193)

At December 31	2,857	2,365
Less: current portion (Note 41)	(768)	(470)

	2,089	1,895

44	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2016	2015
	RMB million	RMB million

At January 1	25	45
Provision for the year (Note 14)	3	3
Financial cost (Note 16)	1	2
Payments made during the year	(16)	(25)

At December 31	13	25
Less: current portion (Note 41)	(7)	(12)

	6	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

44	Provision for early retirement benefits (continued)

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

45	Deferred benefits and gains

	2016	2015
	RMB million	RMB million

Leases rebates (Note (i))	77	145
Maintenance rebates (Note (ii))	419	455
Gains relating to sale and leaseback (Note (iii))	51	77
Government grants	127	190
Others	17	19
	691	886

Notes:

(i)	The Group was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortized using the straight line method over the remaining lease terms.

(ii)	The Group was granted rebates by the engine suppliers under certain arrangements when it fulfilled certain requirements. The rebates are deferred and amortized over the beneficial period.

(iii)	The Group entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortized over the lease terms of the aircraft.

46	Share capital

	2016	2015
	RMB million	RMB million

Registered, issued and paid up capital:
4,039,228,665 domestic state-owned shares of RMB1.00 each (2015: 4,039,228,665 shares of RMB1.00 each)	4,039	4,039
2,983,421,335 A shares of RMB1.00 each (2015: 2,983,421,335 shares of RMB1.00 each)	2,984	2,984
2,794,917,000 H shares of RMB1.00 each (2015: 2,794,917,000 shares of RMB1.00 each)	2,795	2,795
	9,818	9,818

All the domestic state-owned, H and A shares rank pari passu in all material respects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

47	Reserves

	2016	2015
	RMB million	RMB million

Share premium
At January 1 and December 31	14,131	14,131

Fair value reserve
At January 1	55	44
Change in fair value of available-for-sale equity securities	148	1
Change in fair value of derivative financial instruments	6	10

At December 31	209	55

Statutory and discretionary surplus reserve
At January 1	1,552	1,306
Appropriations to reserves (Note (a))	405	246

At December 31	1,957	1,552

Other reserve
At January 1	123	180
Share of an associate’s reserves movement	(2)	(5)
Acquisition of non-controlling interests in a subsidiary	-	(52)
At December 31	121	123

Retained profits
At January 1	13,366	10,269
Profit for the year	5,044	3,736
Appropriations to reserves (Note (a))	(405)	(246)
Dividends approved in respect of the previous year	(785)	(393)

At December 31	17,220	13,366

Total	33,638	29,227

(a)	Appropriations to reserves

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

47	Reserves (continued)

(b)	Dividends

Dividends payable to equity shareholders of the Company attributable to the year:

	2016	2015
	RMB million	RMB million

Final dividend proposed after the end of the reporting year of RMB1.0 per 10 ordinary shares (2015: RMB0.8 per 10 ordinary shares) (inclusive of applicable tax)	982	785

A dividend in respect of the year ended December 31, 2016 of RMB1.0 per 10 shares (inclusive of applicable tax) (2015: RMB0.8 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB982 million (2015: RMB785 million), was proposed by the directors on March 30, 2017. The dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

48	Commitments

(a)	Capital commitments

Capital commitments outstanding as at December 31, 2016 and 2015 not provided for in the financial statements were as follows:

	2016	2015
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorized and contracted for	83,532	83,427

Investment commitments
– authorized and contracted for
– capital contributions for acquisition of interests in associates	170	34
– share of capital commitments of a joint venture	25	56

	195	90

– authorized but not contracted for
– share of capital commitments of a joint venture	19	41

	214	131

Commitments for other property, plant and equipment
– authorized and contracted for	2,297	2,550
– authorized but not contracted for	19,312	4,183

	21,609	6,733

	105,355	90,291

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

48	Commitments (continued)

(a)	Capital commitments (continued)

As at December 31, 2016 and 2015, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2016	2015
	RMB million	RMB million

2016	-	19,074
2017	25,971	22,359
2018	24,355	18,898
2019	17,878	14,309
2020 and afterwards	15,328	8,787
	83,532	83,427

(b)	Operating lease commitments

As at December 31, 2016 and 2015, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2016	2015
	RMB million	RMB million

Payments due:
Within 1 year	7,948	6,560
After 1 year but within 5 years	27,140	18,582
After 5 years	26,127	10,967
	61,215	36,109

49	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive directors) as disclosed in Note 56, is as follows:

	2016	2015	2014
	RMB ’000	RMB ’000	RMB ’000

Salaries, wages and welfare	8,219	8,907	13,013
Retirement scheme contributions	1,594	1,868	2,359
	9,813	10,775	15,372

	2016	2015	2014
	RMB ’000	RMB ’000	RMB ’000

Directors and supervisors (Note 56)	2,159	2,471	3,241
Senior management	7,654	8,304	12,131
	9,813	10,775	15,372

Total remuneration is included in “staff costs” (Note 14).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related companies of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, joint ventures and other related companies of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

		2016	2015	2014
	Note	RMB million	RMB million	RMB million

Income received from the CSAHC Group
Charter flight and pallet income	(i)	-	19	32
Cargo handling income and rental income	(i)	6	1	-
Others		1	2	1

Expenses paid to the CSAHC Group
Cargo handling charges	(i)	117	109	46
Commission expenses	(i)	99	98	8
Air catering supplies expenses	(ii)	124	100	89
Repairing charges	(iii)	1,877	1,324	780
Lease charges for land and buildings	(iv)	193	193	173
Handling charges	(v)	60	114	119
Property management fee	(vi)	70	73	61
Others		14	6	4

Expenses paid to joint ventures and associates
Repairing charges	(vii)	2,032	1,714	1,335
Maintenance material purchase expenses	(vii)	41	29	24
Flight simulation service charges	(viii)	342	324	316
Training expenses	(ix)	110	112	169
Ground service expenses	(x)	120	119	111
Air catering supplies	(xi)	115	108	102
Advertising expenses	(xii)	71	67	75
Others		3	4	29

Income received from joint ventures and associates
Handling income	(v)	10	-	-
Disposal of equipment	(vii)	39	-	-
Rental income	(viii)	37	37	33
Entrustment income for advertising media business	(xii)	22	21	34
Repairing income	(xiii)	12	12	17
Air catering supplies income	(xiii)	23	23	10
Commission income	(xiv)	26	17	40
Ground service income	(xv)	9	8	8
Others		4	3	5

Income received from other related company
Air tickets income	(xvi)	9	10	12

Expenses paid to other related company
Advertising expenses	(xvi)	9	-	20
Computer reservation services	(xvii)	523	515	435
Aviation supplies expenses	(xviii)	36	-	-

Acquisition from CSAHC Group
Acquisition of a subsidiary	(v)	400	-	-
Acquisition of property, plant and equipment	(xix)	56	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related companies of the Group (continued)

(i)	China Southern Airlines Group Ground Services Co., Ltd. ("GSC"), a wholly-owned subsidiary of CSAHC, purchases cargo spaces and charter flights from the Group. In addition, cargo handling income/charges are earned/payable by the Group in respect of the cargo handling services with GSC.

Commission is earned by GSC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

In addition, the Group leased certain equipment to GSC under operating lease agreements.

(ii)	Shenzhen Air Catering Co., Ltd. (“SACC”), a joint venture of CSAHC.

Air catering supplies income/expenses are earned/payable by the Group in respect of certain in-flight meals and related services with SZ catering.

(iii)	MTU Maintenance Zhuhai Co., Ltd, a joint venture of CSAHC, provides comprehensive maintenance services to the Group.

(iv)	The Group leases certain land and buildings in the PRC from CSAHC Group. The amount represents rental payments for land and buildings paid or payable to CSAHC Group.

(v)	The Group acquires aircraft, flight equipment and other airline-related facilities through SAIETC and pays handling charges to SAIETC, which used to be a wholly owned subsidiary of CSAHC. In August 2016, the Company acquired 100% equity interests in SAIETC from CSAHC at a consideration of approximately RMB400 million. SAIETC became a wholly owned subsidiary of the Company since then (Note 24(a)(v)).

SAIETC provides import service to GAMECO and earns handling income.

(vi)	China Southern Airlines Group Property Management Company Limited, a wholly-owned subsidiary of CSAHC, provides property management services to the Group.

(vii)	GAMECO and Shenyang Northern Aircraft Maintenance Limited, joint ventures of the Group, provide comprehensive maintenance services to the Group.

The Group purchases maintenance material from GAMECO. The Group disposes of equipment to GAMECO.

(viii)	Zhuhai Xiang Yi, a joint venture of the Group, provides flight simulation services to the Group.

In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

(ix)	Flying College, a joint venture of the Group, provides training services to the Group.

(x)	Beijing Aviation Ground Services Co.,Ltd., and Shenyang Konggang Logistic Company Limited, associates of the Group provides ground service to the Group .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions (continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related companies of the Group (continued)

(xi)	Air catering supplies income/expenses are earned/payable by the Group in respect of certain in-flight meals and related services with Beijing Airport Inflight Kitchen Co.,Ltd., which is an associate of the Group.

(xii)	SACM, an associate of the Group, provides advertising services to the Group.

In addition, Xiamen Airlines provides certain media resources to Xiamen Airlines Media Co., Ltd., a subsidiary of SACM.

(xiii)	The Group provides air catering services and aircraft repairing services to Sichuan Airlines, an associate of the Group.

(xiv)	The Group provides certain website resources to SA Finance and Sichuan Airlines for the sales of air insurance.

(xv)	The Group provides ground services to Shenyang Konggang Logistic Co.,Ltd and Sichuan Airlines, which are associates of the Group.

(xvi)	Phoenix Satellite Television Holdings Limited ("the Phoenix Group") is a related party of the Group as the board chairman of the Phoenix Group was appointed as a non-executive director of the Group. It provides advertising services to the Group.

In addition, the Group Sells tickets to the Phoenix Group on market price.

(xvii)	China Travel Sky Holding Company is a related party of the Group as a director of the Group was appointed as the director of China Travel Sky Holding Company. It provides computer reservation services to the Group.

(xviii)	The Chairman of Guangdong Southern Airline Pearl Aviation Services Company Limited (“Pearl Aviation Services”), Mr. Li Shao Bin is the executive director of the Company. The Group purchases aviation supplies from Pearl Aviation Services.

(xix)	The Group acquires properties from Citic Southern Airlines Construction and Development Company Limited, which is an associate of CSAHC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions (continued)

(c)	Balances with the CSAHC Group, associates, joint ventures and other related companies of the Group

Details of amounts due from/to the CSAHC Group, associates, joint ventures and other related companies of the Group:

		2016	2015
	Note	RMB million	RMB million

Receivables:
The CSAHC Group		7	21
Associates		15	226
Joint ventures		76	86
	40(a)	98	333

		2016	2015
	Note	RMB million	RMB million

Payables:
The CSAHC Group		21	77
Associates		4	13
Joint ventures		76	60
Other related companies		2	2
	40(b)	103	152

	2016	2015
	RMB million	RMB million

Accrued expenses:
The CSAHC Group	1,117	571
Associates	121	97
Joint ventures	864	931
Other related companies	256	282
	2,358	1,881

The amounts due from/to the CSAHC Group, associates, joint ventures and other related companies of the Group are unsecured, interest free and have no fixed terms of repayment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

At December 31, 2016, loans from SA Finance to the Group amounted to RMB105 million (2015: RMB105 million).

In 2016, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from April 28, 2016 to April 28, 2017. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured loans are repayable as follows:

		2016	2015
	Note	RMB million	RMB million

Within 1 year	36(e)	105	105

Interest expense paid on such loans amounted to RMB11 million (2015: RMB4 million; 2014: RMB11 million) at interest rates 3.92% per annum during the year ended December 31, 2016 (2015: 3.92% to 4.14% per annum; 2014: 5.04% to 5.70% per annum).

(ii)	Deposits placed with SA Finance

As at December 31, 2016 and 2015, the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

		2016	2015
	Note	RMB million	RMB million

Deposits placed with SA Finance	35	3,759	2,934

Interest income received on such deposits amounted to RMB37 million during the year ended December 31, 2016 (2015: RMB70 million; 2014: RMB68 million).

(e)	Commitments to CSAHC

As at December 31, 2016, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB476 million (2015: RMB320 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 13% to 20% (2015: 13% to 21%; 2014: 11% to 21%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAHC. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2016 was approximately RMB486 million (2015: RMB438 million).

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

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

All of the 24,660,000 units of SARs granted by the Company have been expired by the end of 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

51	Supplementary information to the consolidated cash flow statement

Non-cash transactions-acquisition of aircraft

During the year ended December 31, 2016, aircraft acquired under finance leases amounted to RMB10,487 million (2015: RMB11,251 million; 2014:RMB19,163 million).

52	Contingent liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated May 22, 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

In addition, as disclosed in Note 20 and Note 22, the Group is applying title certificates for certain of the Group’s properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (December 31, 2015: RMB627 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2016, total personal bank loans of RMB409 million (December 31, 2015: RMB454 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB4 million (2015: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

(c)	The Company is engaged in International Court of Arbitration proceedings (“ICC arbitration proceedings”) in London against a lessor SASOF TR-81 AVIATION IRELAND LIMITED, arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and the Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. As of the issuance date of these financial statements, a further hearing before the Arbitral Tribunal in the ICC arbitration proceedings has not yet commenced. The directors are of the opinion that the Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no provision has been made against this pending arbitration.

(d)	A claim was raised by a construction company in the Hainan Province of the PRC (the “claimant”) in 2016 against a wholly-owned subsidiary of CSAHC, the Company and its Sanya Branch for the alleged non-payment of construction fees of RMB45 million and the relating interests. The directors are of the opinion that the claims and the civil judgment of the first trial are without merit and have instructed its legal advisor to defend the claims vigorously. As of the issuance date of these financial statements, the directors consider that given the preliminary status of the second trial, the Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

52	Contingent liabilities (continued)

(e)	The Company received a claim dated October 18, 2016 from two PRC sales agents located in Guangzhou and Guangxi respectively (the “claimants”) against the Company for the alleged breach of certain terms and conditions of a flight routes cooperative agreement (the “cooperative agreement”). The claimants have made a claim against the Company for a total sum of approximately RMB141 million in respect of the alleged non-payment relating to cooperative sales, the refund of the down payments of RMB5.8 million and the relating interests on the above late payment. The directors are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. As of the issuance date of these financial statements, the directors consider that given the nature of the claims and the preliminary status of the proceedings, the Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

53	Immediate and ultimate controlling party

As at December 31, 2016, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

54	Approval of financial statements

The financial statements were approved by the Board of Directors on April 27, 2017.

55	Non-adjusting events after the financial year end

(a)	On March 27, 2017, according to the authorization under the 2015 General Mandate and as approved by the Board of Directors, the Company entered into the Subscription Agreement with American Airlines, Inc. (the “Subscriber”), pursuant to which the Company has agreed to issue, and the Subscriber has agreed to subscribe for 270,606,272 new H Shares of the Company (the “Subscription”), at the subscription price of HK$1,553.28 million, representing HK$5.74 per subscription share. The Subscription is subject to the approval of relevant authorities.

(b)	On March 30, 2017, the Directors of the Company proposed a final dividend in respect of the year ended December 31, 2016. Further details are disclosed in Note 47(b).

(c)	On April 26, 2017, the Company entered into an agreement with Airbus S.A.S. to purchase 20 A350-900 aircraft at a predetermined price, which are scheduled for delivery from 2019 to 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

56	Directors’ and supervisors’ emoluments

The remuneration of every director and supervisor for the year ended December 31, 2016 is set out below:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000

Non-executive directors
Wang Chang Shun (Note (i) & (vi))	-	-	-	-	-	-	-
Yuan Xin An (Note (i))	-	-	-	-	-	-	-
Yang Li Hua (Note (i))	-	-	-	-	-	-	-

Executive directors	-	-	-	-	-	-	-
Tan Wan Geng (Note (i))	-	-	-	-	-	-	-
Zhang Zi Fang (Note (i))	-	-	-	-	-	-	-
Li Shao Bin	-	639	-	130	-	-	769

Supervisors
Pan Fu (Note (i))	-	-	-	-	-	-	-
Li Jia Shi	-	711	-	133	-	-	844
Zhang Wei (Note (i))	-	-	-	-	-	-	-
Yang Yi Hua (Note (v))	-	-	-	-	-	-	-
Wu De Ming	-	413	-	133	-	-	546

Independent non-executive directors
Ning Xiang Dong	150	-	-	-	-	-	150
Liu Chang Le	150	-	-	-	-	-	150
Tan Jin Song	150	-	-	-	-	-	150
Guo Wei (Note (iv))	150	-	-	-	-	-	150
Jiao Shu Ge (Note (iv))	150	-	-	-	-	-	150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

56	Directors’ and supervisors’ emoluments (continued)

For the year ended December 31, 2015:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000

Non-executive directors
Wang Quan Hua (Note (i) & (ii))	-	-	-	-	-	-	-
Yuan Xin An (Note (i))	-	-	-	-	-	-	-
Yang Li Hua (Note (i))	-	-	-	-	-	-	-

Executive directors
Tan Wan Geng (Note (i))	-	-	-	-	-	-	-
Zhang Zi Fang (Note (i))	-	-	-	-	-	-	-
Li Shao Bin	-	636	-	137	-	-	773

Supervisors
Pan Fu (Note (i))	-	-	-	-	-	-	-
Li Jia Shi	-	636	-	139	-	-	775
Zhang Wei (Note (i))	-	-	-	-	-	-	-
Yang Yi Hua (Note (v))	-	240	-	92	-	-	332
Wu De Ming	-	451	-	140	-	-	591

Independent non-executive directors
Ning Xiang Dong	150	-	-	-	-	-	150
Liu Chang Le	150	-	-	-	-	-	150
Tan Jin Song	150	-	-	-	-	-	150
Wei Jin Cai (Note (iii))	75	-	-	-	-	-	75
Guo Wei (Note (iv))	75	-	-	-	-	-	75
Jiao Shu Ge (Note (iv))	75	-	-	-	-	-	75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

56	Directors’ and supervisors’ emoluments (continued)

For the year ended December 31, 2014:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000

Non-executive directors
Wang Quan Hua (Note (i) & (ii))	-	-	-	-	-	-	-
Yuan Xin An (Note (i))	-	-	-	-	-	-	-
Yang Li Hua (Note (i))	-	-	-	-	-	-	-

Executive directors
Tan Wan Geng (Note (i))	-	-	-	-	-	-	-
Zhang Zi Fang (Note (i))	-	-	-	-	-	-	-
Li Shao Bin	-	636	-	130	-	-	766

Supervisors
Pan Fu (Note (i))	-	-	-	-	-	-	-
Li Jia Shi	-	636	-	132	-	-	768
Zhang Wei (Note (i))	-	-	-	-	-	-	-
Yang Yi Hua (Note (v))	-	294	-	140	-	-	434
Wu De Ming	-	367	-	140	-	-	507

Independent non-executive directors
Ning Xiang Dong	150	-	-	-	-	-	150
Liu Chang Le	150	-	-	-	-	-	150
Tan Jin Song	150	-	-	-	-	-	150
Wei Jin Cai (Note (iii))	150	-	-	-	-	-	150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

56	Directors’ and supervisors’ emoluments (continued)

Note:

(i)	These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

(ii)	Resigned on March 25, 2015.

(iii)	Resigned on June 30, 2015.

(iv)	Appointed on June 30, 2015.

(v)	Ms. Yang Yi Hua retired in 2015 September, while still served as supervisor for the years ended December 31, 2015 and December 31, 2016. Ms. Yang Yi Hua did not receive any remuneration for her service in the capacity of the supervisor of the Company since 2015 September.

(vi)	Appointed on May 27, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

57	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2016

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and new standards which are not yet effective for the year ended December 31, 2016 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

Amendments to IAS 7, Statement of cash flows: Disclosure initiative	January 1, 2017

Amendments to IAS 12, Income taxes: Recognition of deferred tax assets for unrealised losses	January 1, 2017

IFRS 9, Financial instruments	January 1, 2018

IFRS 15, Revenue from contracts with customers	January 1, 2018

Amendments to IFRS 2, Share-based payment: Classification and measurement of share-based payment transactions	January 1, 2018

Amendments to IAS 40, Transfers of investment property	January 1, 2018

IFRIC 22, Foreign currency transactions and advance consideration	January 1, 2018

IFRS 16, Leases	January 1, 2019

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group has identified some aspects of the new standards which may have a significant impact on the consolidated financial statements. Further details of the expected impacts are discussed below. As the Group has not completed its assessment, further impacts may be identified in due course and will be taken into consideration when determining whether to adopt any of these new requirements before their effective date and which transitional approach to take, where there are alternative approaches allowed under the new standards.

IFRS 9, Financial instruments

IFRS 9 will replace the current standard on accounting for financial instruments, IAS 39, Financial instruments: Recognition and measurement. IFRS 9 introduces new requirements for classification and measurement of financial assets, calculation of impairment of financial assets and hedge accounting. On the other hand, IFRS 9 incorporates without substantive changes the requirements of IAS 39 for recognition and derecognition of financial instruments and the classification of financial liabilities. Expected impacts of the new requirements on the Group’s financial statements are as follows:

(a)	Classification and measurement

IFRS 9 contains three principal classification categories for financial assets: measured at (1) amortized cost, (2) fair value through profit or loss (FVTPL) and (3) fair value through other comprehensive income (FVTOCI) as follows:

-	The classification for debt instruments is determined based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the asset. If a debt instrument is classified as FVTOCI then effective interest, impairments and gains/losses on disposal will be recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

57	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2016 (continued)

IFRS 9, Financial instruments (continued)

(a)	Classification and measurement (continued)

-	For equity securities, the classification is FVTPL regardless of the entity’s business model. The only exception is if the equity security is not held for trading and the entity irrevocably elects to designate that security as FVTOCI. If an equity security is designated as FVTOCI then only dividend income on that security will be recognized in profit or loss. Gains, losses and impairments on that security will be recognized in other comprehensive income without recycling.

Based on the preliminary assessment, the Group expects that its financial assets currently measured at amortized cost and FVTPL will continue with their respective classification and measurements upon the adoption of IFRS 9.

With respect to the Group’s financial assets currently classified as “available-for-sale”, these are investments in equity securities which the Group may classify as either FVTPL or irrevocably elect to designate as FVTOCI (without recycling) on transition to IFRS 9. The Group has not yet decided whether it will irrevocably designate these investments as FVTOCI or classify them as FVTPL. Either classification would give rise to a change in accounting policy as the current accounting policy for available-for-sale equity investments is to recognize fair value changes in other comprehensive income until disposal or impairment, when gains or losses are recycled to profit or loss in accordance with the group’s policies set out in Note 2(l) and Note 2(f). This change in policy will have no impact on the Group’s net assets and total comprehensive income but will impact on reported performance amounts such as profit and earnings per share.

(b)	Impairment

The new impairment model in IFRS 9 replaces the “incurred loss” model in IAS 39 with an “expected credit loss” model. Under the expected credit loss model, it will no longer be necessary for a loss event to occur before an impairment loss is recognized. Instead, an entity is required to recognize and measure expected credit losses as either 12-month expected credit losses or lifetime expected credit losses, depending on the asset and the facts and circumstances. This new impairment model may result in an earlier recognition of credit losses on the Group’s trade receivables and other financial assets. However, a more detailed analysis is required to determine the extent of the impact.

(c)	Hedge accounting

IFRS 9 does not fundamentally change the requirements relating to measuring and recognizing ineffectiveness under IAS 39. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting. The Group preliminarily assesses that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9 and therefore it expects that the accounting for its hedging relationships will not be significantly impacted.

IFRS 15, Revenue from contracts with customers

IFRS 15 is a comprehensive framework for recognizing revenue from contracts with customers, replacing IAS 18, Revenue, IAS 11, Construction contracts and IFRIC 13, Customer loyalty programmes. The overall requirement is to identify the performance obligations in a sales contract and allocate the total fair value of the consideration receivable to them and recognize revenue as each of the obligations are satisfied. The Group is currently assessing the impacts of adopting IFRS 15 on its financial statements, including on transition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

57	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2016 (continued)

IFRS 15, Revenue from contracts with customers (continued)

The Group’s revenue recognition policies are disclosed in Note 2(x). Generally, revenue relating to transportation service is recognized when services are provided. Under IFRS 15, revenue is recognized when the customer obtains control of the promised good or service in the contract. Further analysis is required to determine whether this change in accounting policy may have a material impact on the amounts reported in any given financial reporting period.

The Group maintains frequent flyer award programmes. Currently, as disclosed in Note 2(x)(ii), the amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage earned by members of the Group’s frequent flyer award programmes. IFRS 15 requires that the fair value of consideration receivable under a sales contract will be allocated to the performance obligations under it in proportion to their estimated standalone selling prices, notwithstanding the sales prices indicated in the contract. The Group is assessing whether this requirement will affect the recognition of frequent flyer revenue compared to its current allocation methodologies.

IFRS 16, Leases

As disclosed in Note 2(k), currently the Group classifies leases into finance leases and operating leases and accounts for the lease arrangements differently, depending on the classification of the lease. The Group enters into some leases as the lessor and others as the lessee.

IFRS 16 is not expected to impact significantly on the way that lessors account for their rights and obligations under a lease. However, once IFRS 16 is adopted, lessees will no longer distinguish between finance leases and operating leases. Instead, subject to practical expedients, lessees will account for all leases in a similar way to current finance lease accounting, i.e. at the commencement date of the lease the lessee will recognize and measure a lease liability at the present value of the minimum future lease payments and will recognize a corresponding “right-of-use” asset. After initial recognition of this asset and liability, the lessee will recognize interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use asset, instead of the current policy of recognizing rental expenses incurred under operating leases on a systematic basis over the lease term. As a practical expedient, the lessee can elect not to apply this accounting model to short-term leases (i.e. where the lease term is 12 months or less) and to leases of low-value assets, in which case the rental expenses would continue to be recognized on a systematic basis over the lease term.

IFRS 16 will primarily affect the Group’s accounting as a lessee of leases for properties, plant and equipment, aircraft and flight equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the income statement over the period of the lease. As disclosed in Note 48(b), at December 31 2016 the Group’s future minimum lease payments under non-cancellable operating leases amount to RMB61,215 million for properties, aircraft and flight equipment, the majority of which is payable either between 1 and 5 years after the reporting date or in more than 5 years. Some of these amounts may therefore need to be recognized as lease liabilities, with corresponding right-of-use assets, once IFRS 16 is adopted. The Group will need to perform a more detailed analysis to determine the amounts of new assets and liabilities arising from operating lease commitments on adoption of IFRS 16, after taking into account the applicability of the practical expedient and adjusting for any leases entered into or terminated between now and the adoption of IFRS 16 and the effects of discounting.

The Group is considering whether to adopt IFRS 16 before its effective date of 1 January 2019. However, early adoption of IFRS 16 is only permitted if this is no earlier than the adoption of IFRS 15. It is therefore unlikely that IFRS 16 will be adopted before the effective date of IFRS 15, being January 1, 2018.