Form 20-F
period 2017-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2018-04-26
CIK 1041668

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,022,650,000 A Shares of par value RMB1.00 per share and 3,065,523,272 H Shares of par value RMB1.00 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow.    ☐ Item  17    ☐ Item  18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

ii

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

Some of these risks and assumptions, in addition to those identified under Item 3, “Key Information - Risk Factors,” include:

•	general economic and business conditions in markets where our Company operates, including changes in interest rates;

•	the effects of competition on the demand for and price of our services;

•	natural phenomena;

•	the impact of unusual events on our business and operations;

•	actions by government authorities, including changes in government regulations, and changes in CAAC’s regulatory policies;

•	our relationship with China Southern Air Holding Limited Company (“CSAH”);

•	uncertainties associated with legal proceedings;

•	technological development;

•	our ability to attract key personnel and attract new talent;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans;

•	the availability of qualified flight personnel and airport facilities; and

•	misjudgments in the course of preparing forward-looking statements.

Our Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to our Company, our Group and persons acting on their behalf.

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, the “Company”, “we”, “us” and “our” means China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, our “Group” means our Company and our consolidated subsidiaries, and “CSAH” means China Southern Air Holding Limited Company, our Company’s parent company which directly and indirectly holds a 50.65% interest in our Company as of April 26, 2018.

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

Solely for the convenience of the readers, this Annual Report contains translations of certain Renminbi amounts into U.S. dollars at the rate of US$1.00 = RMB6.5342, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 29, 2017. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

GLOSSARY OF AIRLINE INDUSTRY TERMS

In this Annual Report, unless the context indicates otherwise, the following terms have the respective meanings set forth below.

Capacity

“available seat kilometers” or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

“available ton kilometers” or “ATK”	the tons of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown

Traffic

“revenue passenger kilometers” or “RPK”	i.e. passenger traffic volume, the number of passengers carried multiplied by the kilometers flown

“revenue ton kilometers” or “RTK”	i.e. total traffic volume, the load (passenger and cargo) in tons multiplied by the kilometers flown

“revenue ton kilometers-cargo” or “RFTK”	i.e. cargo and mail traffic volume or revenue ton kilometers for cargo, the load (cargo) in tons multiplied by the kilometers flown

“revenue ton kilometers-passenger”	the load (passenger) in tons multiplied by the kilometers flown

“ton”	a metric ton, equivalent to 2,204.6 pounds

Yield

“yield per RPK”	revenue from passenger operations divided by RPK

“yield per RFTK”	revenue from cargo operations divided by RFTK

“yield per RTK”	revenue from airline operations (passenger and cargo) divided by RTK

Cost

“operating cost per ATK”	operating expenses divided by ATK

Load Factors

“overall load factor”	RTK expressed as a percentage of ATK

“passenger load factor”	RPK expressed as a percentage of ASK

Utilization

“utilization rates”	flight hours that aircraft can service during specified time

Equipment

“expendables”	aircraft parts that are ordinarily used up and replaced with new parts

“rotables”	aircraft parts that are ordinarily repaired and reused

Others

“ADR”	American Depositary Receipt

“A Shares”	Shares issued by our Company to investors in the PRC for subscription in RMB, with par value of RMB1.00 each

“CSAH”	China Southern Air Holding Limited Company, formerly known as China Southern Air Holding Company

“CAAC”	Civil Aviation Administration of China

“CAOSC”	China Aviation Oil Supplies Company

“CSRC”	China Securities Regulatory Commission

“H Shares”	Shares issued by our Company, listed on The Stock Exchange of Hong Kong Limited and subscribed for and traded in Hong Kong dollars, with par value of RMB1.00 each

“Nan Lung”	Nan Lung Holding Limited (a wholly-owned subsidiary of CSAH)

“NDRC”	National Development and Reform Commission of China

“SA Finance”	Southern Airlines Group Finance Company Limited

“SAFE”	State Administration of Foreign Exchange of China

“SEC”	United States Securities and Exchange Commission

“SPVs”	China Southern Airlines No. 1 Lease (Tianjin); China Southern Airlines No. 2 Lease (Tianjin); China Southern Airlines No. 3 Lease (Tianjin); China Southern Airlines No. 4 Lease (Guangzhou); China Southern Airlines No. 5 Lease (Tianjin); China Southern Airlines No. 6 Lease (Tianjin); China Southern Airlines No. 7 Lease (Tianjin); China Southern Airlines No. 8 Lease (Tianjin); China Southern Airlines No. 9 Lease (Guangzhou); China Southern Airlines No. 12 Lease (Tianjin); China Southern Airlines No. 13 Lease (Tianjin); and China Southern Airlines No. 14 Lease (Tianjin)

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA.

The following tables present selected financial data for the five-year period ended December 31, 2017. The selected consolidated income statement data (other than ADR data) for the three-year period ended December 31, 2015, 2016 and 2017 and selected consolidated statement of financial position data as of December 31, 2016 and 2017 are derived from the audited consolidated financial statements of our Company, included elsewhere in this Annual Report. The selected consolidated income statement data (other than ADR data) for the years ended December 31, 2013 and 2014 and selected consolidated statement of financial position data as of December 31, 2013, 2014 and 2015 are derived from our Company’s audited consolidated financial statements that are not included in this Annual Report.

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

	Year ended 31,
	2017 US$	2017 RMB	2016 RMB	2015 RMB	2014 RMB	2013 RMB
	(in million, except per share and per ADR data)
Consolidated Income Statement Data

Operating revenue	19,560	127,806	114,981	111,652	108,584	98,547
Operating expenses	(18,839)	(123,098)	(106,204)	(101,492)	(106,026)	(98,280)
Operating profit	1,401	9,156	12,612	13,438	4,748	1,510
Profit before income tax	1,358	8,874	7,661	6,118	3,066	3,484
Profit for the year	1,056	6,898	5,898	4,818	2,398	2,750
Profit attributable to:
Equity shareholders of our Company	912	5,961	5,044	3,736	1,777	1,986
Non-controlling interests	143	937	854	1,082	621	764
Basic and diluted earnings per share	0.09	0.60	0.51	0.38	0.18	0.20
Basic and diluted earnings per ADR(1)	4.59	30.03	25.69	19.03	9.05	10.11

Other Financial Data

Cash dividends declared per share	0.02	0.10	0.10	0.08	0.04	0.04

(1)	Basic and diluted earnings per share have been computed by dividing profit attributable to equity shareholders of our Company by the weighted average number of shares in issue. Basic and diluted earnings per ADR have been computed as if all of our issued or potential ordinary shares, including domestic shares and H shares, are represented by ADRs during each of the years presented. Each ADR represents 50 shares.

	Year ended 31,
	2017 US$	2017 RMB	2016 RMB	2015 RMB	2014 RMB	2013 RMB
	(in million, except per share and per ADR data)
Consolidated Statement of Financial Position Data:

Cash and cash equivalents	1,045	6,826	4,152	4,560	15,414	11,748
Total current assets, excluding cash and cash equivalents	1,692	11,058	9,612	9,553	12,127	8,825
Property, plant and equipment, net	24,322	158,926	146,746	142,870	134,453	119,777
Total assets	33,473	218,718	200,442	185,989	189,688	165,207
Current borrowings	4,219	27,568	26,746	30,002	20,979	20,242
Current portion of obligations under finance leases	1,277	8,341	8,695	6,416	5,992	3,636
Non-current borrowings	3,171	20,719	18,758	15,884	42,066	37,246
Obligations under finance leases, excluding current portion	9,119	59,583	53,527	49,408	43,919	31,373
Total equity	9,572	62,543	54,976	49,624	44,493	42,451
Number of shares (in million)	10,088	10,088	9,818	9,818	9,818	9,818

Selected Operating Data

The operating data and the profit analysis and comparison below is calculated and disclosed in accordance with the statistical standards, which have been implemented by our Group since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2017	2016	2015	2014	2013
Capacity
ASK (million)	280,646	255,992	235,616	209,807	186,800
ATK (million)	38,332	34,980	32,205	28,454	24,952
Kilometers flown (thousand)	1,623,014	1,504,310	1,408,500	1,275,570	1,147,070
Hours flown (thousand)	2,567	2,375	2,238	2,026	1,829
Number of landing and take-offs	1,010,460	959,110	936,750	884,070	809,870
Traffic
RPK (million)	230,697	206,106	189,588	166,629	148,417
RTK (million)	27,321	24,387	22,388	19,780	17,469
Passengers carried (thousand)	126,299	114,619	109,422	100,919	91,791
Cargo and mail carried (tons)	1,672,162	1,612,550	1,511,550	1,433,250	1,276,350
Load Factors
Passenger load factor (RPK/ASK) (%)	82.2	80.5	80.5	79.4	79.4
Overall load factor (RTK/ATK) (%)	71.3	69.7	69.5	69.5	70.0
Yield
Yield per RPK (RMB)	0.49	0.50	0.53	0.58	0.59
Yield per RFTK (RMB)	1.30	1.16	1.21	1.42	1.48
Yield per RTK (RMB)	4.46	4.50	4.78	5.27	5.42
Fleet
- Boeing	407	372	351	311	282
- Airbus	321	304	290	276	253
- Others	26	26	26	25	26
Total aircraft in service at period end	754	702	667	612	561
Average daily utilization rate (hours per day)	9.79	9.53	9.6	9.6	9.6

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

	Renminbi per U.S. Exchange Rate (1)
Period	Average(2)	Low	High	Period—end
Exchange Rate
2013	6.1412	6.0537	6.2213	6.0537
2014	6.1704	6.0402	6.2591	6.2046
2015	6.2869	6.1870	6.4896	6.4778
2016	6.6400	6.4480	6.9580	6.9430
2017	6.7569	6.4773	6.9575	6.5063
October	6.6254	6.5712	6.6533	6.6328
November	6.6200	6.5967	6.6385	6.6090
December	6.5932	6.5063	6.6210	6.5063
2018
January	6.4233	6.8360	6.9575	6.2841
February	6.3183	6.2649	6.3471	6.3280
March	6.3174	6.2685	6.3565	6.2726
April (through April 25, 2018)	6.2912	6.2655	6.3229	6.3066

(1)	Source: The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.
(2)	The source of annual averages is the G.5A statistical release of the Federal Reserve Board. The source of monthly averages is the G.5 statistical release of the Federal Reserve Board.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to our Business

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADRs, H Shares and A Shares.

Major Chinese airlines are wholly- or majority-owned either by the Chinese government or by provincial or municipal governments in China. CSAH, an entity wholly-owned by the Chinese government, directly and indirectly holds and exercises the rights of ownership of 50.65% of the equity of our Company. The interests of the Chinese government in our Company and in other Chinese airlines may conflict with the interests of the holders of the ADRs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry may also conflict with its indirect ownership interest in our Company. In addition, our Company may accept further capital injection from CSAH through non-public subscriptions, which may have dilutive impact for other holders of ADRs, H Shares and A Shares.

Due to high degree of operating leverage and high fixed costs, a decrease in revenue of our Group could result in a disproportionately higher decrease in our profit for the year. The results of our operations are also significantly exposed to fluctuations in foreign exchange rates.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in our profit for the year. Moreover, as we have substantial obligations denominated in foreign currencies, our results of operations are significantly affected by fluctuations in foreign exchange rates, particularly by fluctuations in the Renminbi-U.S. dollar exchange rate. Our net exchange loss of RMB3,276 million and net exchange gain of RMB1,801 million was recorded in 2016 and 2017, respectively, primarily due to the translation of balances of borrowings and obligations under finance lease which are denominated in USD.

We have significant committed capital expenditures in the next three years, and may face challenges and difficulties as it seeks to maintain liquidity.

We have a substantial amount of debt, lease and other obligations, and will continue to have a substantial amount of debt, lease and other obligations in the future. As of December 31, 2017, our current liabilities exceeded our current assets by RMB 51,693 million. We generated net cash inflow from operating activities of RMB23,764 million and RMB17,732 million for the years ended December 31, 2016 and 2017, respectively. However, our substantial indebtedness and other obligations may in the future negatively impact our liquidity. In addition, we have significant committed capital expenditures in the next three years, due to aircraft acquisitions. In 2017 and thereafter, the liquidity of our Group is primarily dependent on our ability to maintain adequate cash inflow from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. Moreover, we may not be able to meet our debt obligations as they fall due and commit future capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2017, we had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB181,922 million, of which approximately RMB142,239 million was unutilized. Our directors believe that sufficient financing will be available to our Group in 2018. However there can be no assurance that such loan financing will be available on terms acceptable to our Group or at all.

CSAH will continue to be our controlling shareholder, and our interests may conflict with those of our Group. CSAH and certain of its affiliates will continue to provide certain important services to our Group. Any disruption of the provision of services by CSAH or its affiliates could affect our operations and financial conditions.

CSAH will continue to be the controlling shareholder of our Company. CSAH and certain of its affiliates will continue to provide certain important services to our Group, including advertising services, provision of air ticket selling services, property management services, leasing of properties and financial services, and repair, overhaul and maintenance services on jet engines. The interests of CSAH may conflict with those of our Group. In addition, any disruption of the provision of services by CSAH’s affiliates or a default by CSAH of its obligations owed to our Group could affect our operations and financial conditions. In particular, as part of our cash management system, our Group periodically places certain amount of demand deposits after independent shareholders’ approval with SA Finance, a PRC authorized financial institution controlled by CSAH and an associate of our Company. We have taken certain measures to monitor the fund flows between us and SA Finance and the placement of funds by SA Finance. Such monitoring measures may help to enhance the safety of our deposits with SA Finance. In addition, we have received a letter of undertakings from CSAH dated March 31, 2009, in which, among other things, CSAH warranted that our deposits and loans with SA Finance were secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with the business of SA Finance over which our Group does not have control. As of December 31, 2016 and 2017, we had deposits of RMB3,759 million and RMB6,095 million, respectively, with SA Finance.

Both international and domestic economic conditions and Chinese government’s macroeconomic controls affect the demand for air travel, which will in turn cause volatility to our business and results of our operations.

As a result of the discretionary nature of air travel, the airline industry has been cyclical and particularly sensitive to changes in economic conditions. During periods of unfavorable or volatile economic conditions in the global economy or when global or regional economic conditions are affected by political events, such as the United Kingdom’s exit from the European Union (“EU”) and the trade policies between China and the U.S., demand for air travel can be impacted as business and leisure travelers choose not to travel, seek alternative forms of transportation for short trips or conduct business through videoconferencing. If unfavorable economic conditions occur, particularly for an extended period, our business, financial condition and results of operations may be adversely affected.

Following a referendum in June 2016 in which voters in the U.K. approved an exit from the EU, the U.K. government has initiated a process to leave the EU (often referred to as Brexit) and begun negotiating the terms of the U.K.’s future relationship with the EU. The airline industry faces substantial uncertainty regarding the impact of the exit of the U.K. from the EU. Adverse consequences such as deterioration in economic conditions, volatility in currency exchange rates or adverse changes in regulation of the airline industry or bilateral agreements governing air travel could have a negative impact on our operations, financial condition and results of operations.

On March 8, 2018, the U.S. President Donald Trump proposed a further 25% tariffs, the equivalent of $50 billion on Chinese goods. In response, on April 4, 2018, China released a tariff list of 25% on $50 billion’s US imports, including soybeans, automobiles and aeroplanes. On April 6, 2018, Trump reiterated that by considering adding a further $100 billion in tariffs on goods imported from China, and the Chinese Ministry of Commerce and the Foreign Affairs indicated that they would also adopt new measures. There is no guarantee that more measures will be introduced, and if these trade policies come into force and the scope of them is further expanded, the volume of China-U.S. import and export trade would drop significantly, which will lead to deterioration in economic conditions of both countries and decrease of business and official activities between both countries. Demand for air travel as well as cargo and mail volume can be impacted.

Chinese macroeconomic controls, such as financing adjustments, credit adjustments, taxation policies, price controls and exchange rate policies would also present unexpected changes to the aviation industry. As a result, the changing economic situation and Chinese macroeconomic controls may cause volatility to our business and results of our operations.

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

Although systems for registration and transfer of land use rights and related real property interests in China have been implemented, such systems do not yet comprehensively account for all land and related property interests. We leased certain properties and buildings from CSAH which are located in Guangzhou, Haikou and other PRC cities. However, CSAH lacks adequate documentation evidencing CSAH’s rights to such land and buildings, and, as a result, the lease agreements between CSAH and our Company for such land has not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. Lack of adequate documentation for land use rights and ownership of buildings subjects our Company to challenges and claims by third parties with respect to our Company’s use of such land and buildings.

As of the date of this Annual Report, we had been occupying all of the land and buildings described above without challenge or claim by third parties. However, if any challenges to the property ownership or other claims are successful, our operation and business may be materially adversely affected. CSAH has agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, our Company’s right to use certain land and buildings.

Any discontinuity or disruption in the direct flight arrangement between Taiwan and Mainland China may negatively affect our results.

The policy restraint on direct flights between Taiwan and Mainland China has been further loosened in the past few years but there has been no further negotiation on the expansion of such arrangement between Taiwan and Mainland China since mid-2016. As of April 26, 2018, there were 78 cross-Strait direct passenger flights per week. Our Company was the first Chinese carrier to operate non-stop flights from Mainland China to Taiwan and as a result has benefited from the operation of such flights. However, given the cross-Strait flight arrangement is subject to the political relationship between Taiwan and Mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement, and therefore may have a material adverse impact on our results.

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could adversely affect our Company and the airline industry as a whole. The travel industry continues to face on-going security concerns and cost burdens.

The aviation industry as a whole has been beset with high-profile terrorist attacks, most notably the attack on September 11, 2001 in the United States. Terrorist attacks could also affect the aviation industry in China. Airlines in China have experienced several incidents of terrorist attacks or threats recently. For example, on March 7, 2008, on a China Southern Airlines flight boarding in Urumqi, crew members discovered a terrorist suspect. On July 14, 2010, a passenger jet en route from Urumqi to Guangzhou was forced to make an emergency landing after receiving an anonymous call claiming there was a bomb on the aircraft. On June 29, 2012, there was an attempted hijacking on a passenger flight operated by Tianjin Airlines between Hotan and Urumqi in China’s Xinjiang region. CAAC has enhanced security measures, but the effectiveness of such measures cannot be ascertained. Additional terrorist attacks, even if not made directly on the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings or selective cancellation or redirection of flights) could materially and adversely affect our Company and the aviation industry. Potential impacts that terrorist attacks could have on our Company include substantial flight disruption costs caused by grounding of fleet, significant increase in security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significant decrease in traffic measured in revenue passenger kilometers. Additionally, increasingly strict security measures make air travel a hassle in the eyes of some consumers. These factors can have an uncertain impact on the development of the aviation industry.

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

Since 2011, pursuant to the Basic Standard for Enterprise Internal Control jointly issued by the Ministry of Finance, China Securities Regulatory Commission (“CSRC”) and other three PRC authorities on May 22, 2008, and its application guidelines and other relevant regulations issued subsequently (collectively, “PRC internal control requirements”) , our Company has carried out a self-assessment of the effectiveness of its internal control and issue a self-assessment report annually in accordance with the PRC internal control requirements, and our Company’s auditor for our PRC GAAP financial statements (the “PRC Auditor”) is required to report on the effectiveness of our Company’s internal control over financial reporting.

However, our independent registered public accounting firm or PRC Auditor may not be satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed. Our independent registered public accounting firm or PRC Auditor may also interpret the requirements, rules and regulations differently, and reach a different conclusion regarding the effectiveness of our internal control over financial reporting. Although our management have concluded that our internal control over financial reporting as of December 31, 2017 was effective, we may discover deficiencies in the course of our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, as required under the above mentioned rules and regulations. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADRs, H Shares or A Shares.

Our Company could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Our Company believes that we were not a PFIC for the taxable year 2017. However, there can be no assurance that we will not be a PFIC for the taxable year 2018 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

Our Company will be classified as a PFIC in any taxable year if either: (1) the average value during the taxable year of our assets that produce passive income, or are held for the production of passive income, is at least 50% of the average value of our total assets for such taxable year (the “Asset Test”) or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties) (the “Income Test”). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or as being held for the production of passive income and (2) the average values of our Company’s passive and total assets is calculated based on our market capitalization.

If we were a PFIC, we would generally be subject to additional taxes and interest charges on certain “excess distributions” our Company makes regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution”. An “excess distribution” would be either (1) the excess amount of a distribution with respect to ADRs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADRs, or (2) 100% of the gain from the disposition of ADRs. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10, “Taxation - United States Federal Income Taxation - U.S. Holders - Passive Foreign Investment Company”.

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

The availability and cost of jet fuel have a significant impact on our results of operations. Our jet fuel cost for 2017 accounted for 50.64% of our flight operations expenses. All of the domestic jet fuel requirements of Chinese airlines (other than at the Shenzhen, Sanya, Haikou, Shanghai Pudong) must be purchased from the exclusive providers, CAOSC and Bluesky Oil Supplies Company, which are supervised by the CAAC. Chinese airlines may also purchase jet fuel at the Shenzhen, Sanya, Haikou, Shanghai Pudong from Sino-foreign joint venture in which CAOSC is a joint venture partner. Jet fuel obtained from the CAOSC’s regional branches is purchased at uniform prices throughout China that are determined and adjusted by the CAOSC from time to time with the approval of the CAAC and the pricing department of the NDRC based on market conditions and other factors. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines.

Domestic price for jet fuel has experienced fluctuations in the past few years. Our profit for the year may suffer from an unexpected change in the fuel surcharge collection policies and other factors beyond our control. For more information on the jet fuel prices, please see “Item 4, Information on our Company - Business Overview - Jet Fuel” section below for further discussion.

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

In 2017, a reasonable possible increase or decrease of 10% in average jet fuel price with volume of fuel consumed and all other variables held constant, would have increased or decreased our annual fuel costs by approximately RMB3,190 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

Our profit for the year may suffer from an unexpected volatility caused by any fluctuation in the level of fuel surcharges.

The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demand as well as our ability to generate profits. On January 14, 2009, the NDRC and the CAAC jointly announced that the collection of passenger fuel surcharge for domestic routes should be suspended from January 15, 2009 onwards. Subsequently, in response to the increase in international fuel prices, the NDRC and CAAC issued a notice on November 11, 2009 to introduce a new pricing mechanism of fuel surcharge that links it with airlines’ jet fuel costs, which was further adjusted subsequently. On October 14, 2011, the NDRC and the CAAC issued a notice to adjust such pricing mechanism. As a result of this adjustment, the maximum rates for fuel surcharge can be adjusted according to the pricing mechanism of fuel surcharge, if the aggregated change in jet fuel costs exceeds RMB250 per ton. Due to the decrease in the jet fuel cost, the fuel surcharge has been suspended since February 5, 2015. On March 24, 2015, NDRC elected to revise the base price of jet fuel which is used to calculate the maximum rate for fuel surcharge. We cannot guarantee that fuel surcharges would not be adjusted further in the future or adjusted in our favour. If fuel surcharges are not adjusted in correspondence to the increase in jet fuel, our profit for the year may be materially adversely affected.

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

The PRC government is aggressively implementing the expansion of its high-speed rail network. The mileage of new railway lines put into operation in 2017 reached 3,038 kilometers. In 2017, the Baoji-Lanzhou, Wuhan-Jiujiang, Xi’an-Chengdu and Shijiazhuang-Jinan railways commenced operation. Operation of Shijiazhuang-Jinan railway indicates that the “four horizontal and four vertical” high speed railway corridors have been built ahead of schedule. As of December 31, 2017, China’s railway traffic mileage has reached 127,000 kilometers, among which 25,000 kilometers are covered by high-speed railway. China’s high-speed railway traffic mileage accounts for 66.3% of the world’s total high-speed railway traffic mileage. According to the latest development goal of the China Railway Corporation, China’s railway traffic mileage will reach 175,000 kilometers by 2025, among which 38,000 kilometers are covered by high-speed railway. The operating results of the Company’s air routes which overlap with the high-speed railway corridors (especially air routes with a distance of less than 800 kilometers) will be affected in the future.

Due to limitation on foreign ownership imposed by Chinese government policies, our Company may have limited access to the international equity capital markets.

Chinese government policies limit foreign ownership in Chinese airlines. Under these policies, the percentage ownership of our total outstanding ordinary shares held by investors in Hong Kong and any country outside China (“Foreign Investors”) may not in the aggregate exceed 49%. Currently, we estimate that 30.39% of the total outstanding ordinary shares of our Company are held by Foreign Investors. According to The Provisions on Domestic Investment in Civil Aviation Industry, effective on January 19, 2018, Chinese government has loosen up restrictions on state ownership of our total outstanding ordinary shares, which allows the percentage of state-owned shares to be under 50%. However, for so long as the limitation on foreign ownership is in force, we will have limited access to the international equity capital markets.

The European Emissions Trading Scheme may increase operational cost of our Group.

Starting on January 1, 2012, aviation sector has been included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of greenhouse gas emissions. Airline operators in the EU will receive tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB100 million) worth of CO2 emissions allowances from other greener industries. Pursuant to this policy, the Chinese airlines having flight points in Europe undertake the same carbon emission reductions obligation as the European local airlines, which will result in a significant increase in the operating cost of Chinese airlines in Europe, including our Company, and further have an adverse impact on the results of operations and financial condition. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant government authorities, the major airlines are prohibited from joining the ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items by adducing this reason. On November 12, 2012, EU announced to temporarily suspend the implementation of the ETS in the aviation sector in 2013 in order to forge a positive negotiation environment for all parties. In November 2014, CAAC issued a notification on the ETS. The notification provided that CAAC would not prohibit Chinese airlines to take part in the ETS if the relevant flights take off and land between the airports within the EU during 2012 and 2016. We operated few flights between airports within the EU since 2012. We expect we would operate few flights between airports within the EU in the future. Therefore, we submitted emissions report and pay the quota between 2012 and 2016 for our flights between airports within the EU. In April 2015, our Company had completed submission of emissions reports for the years 2012 to 2014 and fulfilled our obligations under the ETS. In 2016, our Company had finished year 2015 compliance cycle. On year 2017-2020 compliance cycle, our Company will be in compliance with the requirements of relevant PRC laws and the ETS. There can be no assurance that the new implementation proposal will not have negative impact on our financial condition and result of operation.

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

Risks Relating to the PRC

We have significant exposure to foreign currency risk as part of our lease obligations and certain bank and other loans are denominated in foreign currencies. Due to rigid foreign exchange control by Chinese government, we may face difficulties in obtaining sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

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

Caishui Notice [2014] No. 81 provides that, “for dividends derived by Mainland individual investors from investing in H Shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect, H-Share companies shall apply to the China Securities Depository and Clearing Corporation Limited (CSDC). CSDC shall provide the list of Mainland individual investors to H-Share companies who shall withhold individual income tax at a tax rate of 20%. For Mainland securities investment funds investing in shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect, the above rules shall also apply and individual income tax shall be levied on dividends derived therefrom.”

Caishui Notice [2014] No. 81 further provides that, “dividends derived by Mainland enterprise investors from investing in shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect shall be included in their gross income and subject to enterprise income tax. For dividends derived by Mainland enterprises where the relevant H Shares have been continuously held for no less than 12 months, enterprise income tax may be exempt according to the tax law. H-Share companies listed on the Hong Kong Stock Exchange shall apply to CSDC to obtain the list of Mainland enterprise investors from CSDC. H-Share companies are not required to withhold income tax on dividends to Mainland enterprise investors which shall report the income and make the tax payment by themselvers.”

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

In December 2012, the SEC instituted administrative proceedings against four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, which determined that the four PRC-based accounting firms should be censured and barred from practicing before the SEC for a period of six months. The four PRC-based accounting firms appealed the initial administrative law decision to the SEC. The initial law decision is neither final nor legally effective unless and until it is endorsed by the full SEC. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to provide the SEC with access to PRC-based firms’ audit documents via the CSRC.

We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions or it could restart the administrative proceedings. If the accounting firms including our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the NYSE for CSA’s case or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

Pursuant to a sale and purchase agreement dated November 12, 2004 between our Company, CSAH, China Northern Airlines (“CNA”) and Xinjiang Airlines (“XJA”), which was approved by our shareholders in an extraordinary general meeting held on December 31, 2004, we acquired the airline operations and certain related assets of CNA and XJA with effect from December 31, 2004 at a total consideration of RMB1,959 million.

On May 30, 2007, we, together with an independent third party, established Chongqing Airlines Company Limited (“Chongqing Airlines”). As of December 31, 2012, our Company had transferred four aircraft to Chongqing Airlines as capital contribution. We own a total of 60% equity interest in Chongqing Airlines.

On August 14, 2007, we acquired a 51% equity interest in Nan Lung International Freight Limited beneficially owned by and registered in the name of Nan Lung Travel & Express (Hong Kong) Limited, and a 100% equity interest in China Southern Airlines Group Air Catering Company Limited, both a wholly owned subsidiary of CSAH, for a total consideration of RMB112 million.

In December 2008, we acquired a 26% equity interest in China Southern West Australian Flying College Pty Ltd. (“Flying College”) from CSAH, and Flying College became a 91% owned subsidiary of our Company.

In June 2009, we acquired a 50% equity interest in Beijing Southern Airlines Ground Services Company Limited (“Beijing Ground Service”) from the other shareholder, and Beijing Ground Service became a wholly-owned subsidiary of our Company.

On September 28, 2009, we entered into an agreement with CSAH to sell our 50% equity interest in MTU Maintenance Zhuhai Co., Ltd (“Zhuhai MTU”), a jointly controlled entity of our Company, to CSAH at a consideration of RMB 1,607,850,000. The transfer was completed in February 2010.

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

On September 24, 2012, we entered into a joint venture agreement with Henan Civil Aviation Development and Investment Co., Ltd. (“Henan Aviation Investment”) for the establishment of China Southern Airlines Henan Airlines Company Limited (“Henan Airlines”), a joint venture company with a total registered capital of RMB6 billion, which will be owned as 60% and 40% by our Company and Henan Aviation Investment, respectively. On September 28, 2013, Henan Airlines was established.

On October 13, 2014, Xiamen Airlines and Hebei Airlines Investment Group Company Limited (the “Hebei Airlines Investment”) entered into an agreement, pursuant to which Hebei Airlines Investment agreed to sell and Xiamen Airlines agreed to purchase 95.4% equity interests in Hebei Airlines at the consideration of RMB680 million. The acquisition was completed in December 2014.

On July 14, 2015, we and Xiamen Jianfa entered into an agreement, pursuant to which Xiamen Jianfa agreed to sell and we agreed to purchase 4% equity interests in Xiamen Airlines at the consideration of RMB586,666,670. The acquisition was completed in December 2015.

On February 2, 2016, we and CSAH entered into an agreement, pursuant to which CSAH agreed to sell and we agreed to purchase 100% equity interests in Southern Airlines (Group) Import And Export Trading Co. Ltd. at the consideration of RMB400,570,400. The acquisition was completed in August 2016.

On March 27, 2017, according to the authorisation under the general mandate approved by the 2015 annual general meeting and as approved by the Board, we entered into the Share Subscription Agreement with American Airlines, pursuant to which American Airlines has agreed to subscribe for 270,606,272 new H Shares of the Company (the “Subscription”), at the consideration of HK$1,553.28 million, representing a subscription price of HK$5.74 per share. The closing price of the H Shares as at the date of the Share Subscription Agreement is HK$5.49. The Subscription was completed on 10 August 2017.

On May 18, 2017, we entered into the Joint Venture Agreement regarding Guangzhou Nanland Air Catering Company Limited with Hong Kong Sharpland Investments Ltd., Servair S.A and Hong Kong Ginkgo Group Company Limited, pursuant to which our Company made contribution into Guangzhou Nanland Air Catering Co., Ltd. in cash with an amount of RMB76,206,300 and by contributing the equity interests in a subsidiary with a valuation of RMB513,727,300. After the capital contribution, our Company held 70.5% equity interests in Guangzhou Nanland Air Catering Co., Ltd..

On July 10, 2017, we entered into the Share Transfer Agreement with CAE International Holdings Limited for the acquisition of 49% equity interests in Zhuhai Xiang Yi Aviation Technology Company Limited held by CAE with an amount of US$99.52 million (equivalent to approximately RMB678 million). Upon the completion of this acquisition, Zhuhai Xiang Yi Aviation Technology Company Limited become our wholly-owned subsidiary.

On October 13, 2017, Xiamen Airlines entered into the Share Transfer Agreement with SACM for the acquisition of 51% equity interests in Xiamen Airlines Media Co., Ltd. held by SACM with an amount of RMB47 million. Upon the completion of this acquisition, Xiamen Airlines Media Co., Ltd. become a wholly-owned subsidiary of Xiamen Airlines.

Aircraft Acquisitions

Pursuant to an A320 Series Aircraft Purchase Agreement dated January 20, 2010 between our Company and Airbus SNC, we will acquire 20 Airbus 320 series aircraft from Airbus SNC. According to the information provided by Airbus SNC, the catalogue price of an Airbus 320 aircraft, including airframe and engines, is around US$76.9 million. The aggregate consideration for the acquisition was partly paid in cash and partly through financing arrangements with banking institutions. The Airbus aircraft have been delivered in stages to our Company during the period commencing from 2011 to 2013.

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

On November 4, 2010, we entered into an A320 series aircraft purchase agreement and an A330-300 aircraft purchase agreement with Airbus S.A.S. to purchase 30 Airbus A320 series aircraft and six Airbus A330 series aircraft. According to the information provided by Airbus S.A.S., the catalogue price of six Airbus A330 series aircraft and 30 Airbus A320 series aircraft, including airframe and engines, is US$1.205 billion and US$2.575 billion, respectively. The aggregate consideration for the acquisition was partly paid by cash and partly by financing arrangements with banking institutions. The six Airbus A330 aircraft were delivered in stages to our Company during the period commencing from 2013 to 2014 and the 30 Airbus A320 series aircraft were delivered in stages to our Company during the period commencing from 2012 to 2015.

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

On August 3, 2012, Xiamen Airlines entered into an agreement with Boeing to purchase 40 Boeing B737 series aircraft from Boeing. The aggregate catalogue price of the 40 Boeing B737 series aircraft is US$3.36 billion. The aggregate consideration for the acquisition was partly paid by cash and partly by financing arrangements with banking institutions. The 27 Boeing737 series aircraft were delivered in stages to Xiamen Airlines during the period commencing from 2016 to 2017 and the 13 Boeing737 series aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2018 to 2019.

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

On May 16, 2014, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 30 Airbus A320 series aircraft and 50 A320 NEO series aircraft. The catalogue price of one Airbus A320 series aircraft is priced differently in the range of US$85.8 million and US$110.1 million and one A320 NEO series aircraft is priced differently in the range of US$94.4 million to US$120.5 million. The aggregate consideration for the acquisition will be funded partly by internal resources of our Company and partly through commercial loans by commercial banks. The 30Airbus320 aircraft were delivered in stages to our Company during the period commencing from 2016 to 2017 and the 50Airbus320 NEO aircraft will be delivered in stages to our Company during the period commencing from 2018 to 2020.

On December 17, 2015, we entered into the aircraft acquisition agreement with Boeing to purchase 30 B737NG series aircraft and 50 B737 MAX series aircraft. The catalogue price of each B737NG series aircraft and B737 MAX series aircraft is priced about US$81.2 million and US$96.1 million, respectively. The aggregate consideration for the acquisition will be funded partly payable by cash and partly by financing arrangements with banking institutions. The 30 Boeing737NG aircraft were delivered in stages to our Company in 2017 and the 50 Boeing737 MAX aircraft will be delivered in stages to our Company during the period commencing from 2018 to 2021.

On December 23, 2015, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 10 Airbus A330-300 series aircraft. The catalogue price of one Airbus A330-300 series aircraft is priced about US$227.4 million. The aggregate consideration for the acquisition will be funded partly payable by cash and partly by financing arrangements with banking institutions. The Airbus aircraft will be delivered in stages to our Company during the period commencing from 2017 to 2019. The 3 Airbus A330-300 aircraft were delivered in stages to our Company in 2017 and the 7 Airbus A330-300 aircraft will be delivered in stages to our Company during the period commencing from 2018 to 2019.

On April 26, 2016, Xiamen Airlines entered into the aircraft acquisition agreement with Boeing to purchase 10 B737-800 series aircrafts. The catalogue price of one B737-800 series aircraft is priced about US$85.06 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The 4 Boeing787-800 series aircraft were delivered in stages to Xiamen Airlines during the period commencing in 2017 and the 6 Boeing787-800 series series aircraft will be delivered in stages to Xiamen Airlines in 2018.

On July 27, 2016, Xiamen Airlines entered into the aircraft acquisition agreement with Boeing to purchase 6 B787-9 series aircraft. The catalogue price of one is priced about US$230 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing 787-9 series aircraft were delivered in stages to Xiamen Airlines during the period commencing from 2016 to 2018.

On October 12, 2016, we entered into the aircraft acquisition agreement with Boeing to purchase 12 B787-9 series aircraft. The catalogue price of one is priced about US$271 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft will be delivered in stages to our Company during the period commencing from 2018 to 2020.

On April 26, 2017, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 20 A350-900 series aircraft. The catalogue price of one A350 series aircraft is priced about US$299 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Airbus aircraft will be delivered in stages to our Company during the period commencing from 2019 to 2022.

On October 20, 2017, we entered into the aircraft acquisition agreement with Boeing to purchase 8 B777-300ER and 30 B737-8 series aircraft. The catalogue price of each B777-300ER series aircraft and B737-8 series aircraft is priced about US$318 million and US$104 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft will be delivered in stages to our Company during the period commencing from 2019 to 2020.

On March 21, 2018, Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the 20 B737-8 aircraft and 10 B737-10 aircraft. The catalogue price of each B737-8 series aircraft and B737-10 series aircraft is priced about US$104 million and US$116 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2019 to 2022.

Capital Expenditure

We had RMB31,129 million, RMB29,454 million and RMB23,390 million capital expenditures in 2017, 2016 and 2015 respectively. Of such capital expenditures in 2017, RMB17,283 million was financed by capital leases, RMB12,208 million was financed by bank borrowings while the remaining RMB1,638 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under our fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations. As of December 31, 2017, we had total capital commitments for aircraft, engines and related equipment of approximately RMB86,834 million.

B.	BUSINESS OVERVIEW

General

We provide commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics from the CAAC, we are one of the largest Chinese airlines and, as of the year end of 2017, ranked first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2017, our RPKs increased at a compound annual growth rate of 10.3% from 189,588 million in 2015 to 206,106 million in 2016 and 230,697 million in 2017 while its capacity, measured in terms of ASKs, increased at a compound annual growth rate of 9.1%, from 235,616 million in 2015 to 255,992 million in 2016 and 280,646 million in 2017. In 2017, our Group carried 126 million passengers and had passenger revenue of RMB112,791 million (approximately US$17,262 million).

We conduct a portion of our airline operations through our airline subsidiaries namely Xiamen Airlines, Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”), Chongqing Airlines Company Limited (“Chongqing Airlines”) and China Southern Airlines Henan Airlines Company Limited (“Henan Airlines”), (collectively, the “Airline Subsidiaries”). In 2017, the Airline Subsidiaries carried 48.49 million passengers and had passenger revenue of RMB36,477 million (approximately US$5,582 million) and accounted for 38.39% and 32.3% of our passengers carried and passenger revenue, respectively.

We also provide air cargo and mail services. Our cargo and mail revenue increased by 26.30% to RMB9,082 million (approximately US$1,390 million) in 2017 as compared with that of 2016. Our airline operations are fully integrated with our airline-related businesses, including aircraft maintenance, ground services and air catering operations.

As of December 31, 2017, we operated 1,169 routes, of which 905 were domestic, 226 were international and 38 were regional. We operate the most extensive domestic route network among all Chinese airlines. Our route network covers commercial centers and rapidly developing economic regions in Mainland China.

We focused on building the “Guangzhou-Beijing Dual Hub” strategic layout and acceleration of all the preparation work for stationing in Beijing’s new Airport. On October 10, 2017, we held the opening ceremony of the Beijing’s new airport’s base project. This new base will be completed simultaneously with the Beijing’s new airport. Through Beijing’s new airport base, we will spare no effort to make Beijing core hub. By 2025, it is estimated to station 250 aircraft to build the network covering international and domestic destinations.

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

Our operations primarily focus on the domestic market. In addition, our Group also operates regional routes and international flights. As of December 31, 2017, we had 38 regional routes and 226 international routes. Our regional operations include flights between destinations in Mainland China, Hong Kong, Macau and Taiwan. Our international operations include scheduled services to cities in Australia, Azerbaijan, Bangladesh, Cambodia, Canada, Dutch, France, German, India, Indonesia, Iran, Italy, Japan, Kenya, Kazakhstan, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Tajikistan, Thailand, Turkmenistan, United Arab Emirates (UAE), United Kingdom, United States of American (USA), Uzbekistan and Vietnam, Mexico, Laos, Sri Lanka.

After joining Skyteam Alliance, we have established a network reaching over 1,062 destinations globally, connecting 177 countries and regions and covering major cities around the world.

As of December 31, 2017, we had a fleet of 754 aircraft, consisting primarily of Boeing737, 747, 777, 787 series, Airbus 320, 330, 380 series etc. The average age of our registered aircraft was 6.6 years as of December 31, 2017.

Restructuring and Initial Public Offering

As part of China’s economic reforms in the 1980’s, the PRC State Council directed the CAAC to separate its governmental, administrative and regulatory role from the commercial airline operations that were being conducted by the CAAC and its regional administrators. As a result, CSAH was established on January 26, 1991 for the purpose of assuming the airline and airline-related commercial operations of the Guangzhou Civil Aviation Administration, one of the then six regional bureaus of the CAAC. CSAH was one of the 55 large-scale enterprises designated by the Chinese government to play a leading role in their respective industries.

CSAH was restructured in 1994 and 1995 in anticipation of our initial public offering. The restructuring was effective through the establishment of our Company and the execution of the De-merger Agreement on March 25, 1995 by and between CSAH and our Company. Upon the restructuring, our Company assumed substantially the entire airline and airline-related businesses, assets and liabilities of CSAH, and CSAH retained its non-airline-related businesses, assets and liabilities. All interests, rights, duties and obligations of CSAH, whenever created or accrued, were divided between our Company and CSAH based on the businesses, assets and liabilities assumed by each of them under the De-merger Agreement. Under the De-merger Agreement, CSAH agreed not to conduct or participate or hold any interest in, either directly or indirectly, any business, activity or entity in or outside China that competes or is likely to compete with the commercial interests of our Group, although CSAH may continue to hold and control its affiliates existing on the date of the De-merger Agreement and may continue to operate the businesses of such associates. Under the De-merger Agreement, CSAH and our Company also agreed to indemnify each other against any losses, claims, damage, debts or expenses arising out of or in connection with the restructuring. As of the date of this Annual Report, no indemnity has been provided by either CSAH or us.

In July 1997, we completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB1.00 per share, and the listing of the H Shares on the Hong Kong Stock Exchange and ADRs on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of our issued and outstanding shares of capital stock, consisting of 2,200,000,000 non-tradable domestic shares (“Domestic Shares”), par value RMB1.00 per share, were owned by CSAH, which owned and exercised, on behalf of the Chinese government and under the supervision of the CAAC, the rights of ownership of such Domestic Shares. After giving effect to the private placement and the initial public offering, CSAH maintained its ownership of the 2,200,000,000 Domestic Shares (representing approximately 65.2% of the total share capital of our Company), and became entitled to elect all the directors of our Company and to control the management and policies of our Group. The Domestic Shares and H Shares are both ordinary shares of our Company.

In July 2003, we issued 1,000,000,000 A Shares, par value of RMB1.00 per share, and listed these shares on the Shanghai Stock Exchange. Subsequent to the issuance of the A Shares, the shareholding of CSAH in our Company was reduced from 65.2% to 50.30%.

Share Reform Scheme

Pursuant to relevant PRC laws, we launched the share reform scheme in May 2007, whereby all the 2,200,000,000 non-tradable Domestic Shares held by CSAH would be converted into tradable A Shares. Upon the completion of such scheme on June 20, 2008, all the non-tradable Domestic Shares have been successfully converted into tradable A Shares, subject to the restriction that CSAH shall not transfer or trade these shares within 36 months after the commencement date of the share reform scheme (which is June 18, 2007).

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

Non-Public Subscriptions

On December 10, 2008, we entered into an A Shares subscription agreement with CSAH, pursuant to which CSAH conditionally agreed to subscribe and our Company conditionally agreed to allot and issue 721,150,000 new A Shares for a consideration of RMB2,278,834,000, equivalent to the subscription price of RMB3.16 per new A Share. Separately and on the same date, our Company and Nan Lung (a wholly-owned subsidiary of CSAH) entered into an H Shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and our Company conditionally agreed to allot and issue 721,150,000 new H Shares for a consideration of RMB721,150,000, equivalent to the subscription price of RMB1.00 (equivalent to approximately HK$1.13) per new H Share. The subscription agreements were approved in the extraordinary general meeting and the respective class meetings of shareholders of A and H Shares on February 26, 2009. On June 3, 2009, we received the formal approval from CSRC for the proposed non-public issue of H Shares. On August 14, 2009, we received the formal approval from CSRC for the proposed non-public issue of A Shares. The issuance of 721,150,000 new A Shares to CSAH and 721,150,000 new H Shares to Nan Lung were completed on August 20, 2009 and August 21, 2009, respectively.

On March 8, 2010, our board approved the placement of up to 1,766,780,000 new A shares to not more than 10 specific investors including CSAH and the placement of not more than 312,500,000 new H shares to Nan Lung, a wholly-owned subsidiary of CSAH. On the same date, our Company entered into the A shares subscription agreement with CSAH, pursuant to which CSAH conditionally agreed to subscribe and our Company conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share. In addition, our Company and Nan Lung entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and our Company conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HK$2.73 per H share. The above placement and subscription agreements were approved in the extraordinary general meeting and the respective class meetings of shareholders of A and H shares on April 30, 2010. On September 8, 2010, we received the formal approval from CSRC for the proposed non-public issuance of H Shares. On September 15, 2010, we received the formal approval from CSRC for the proposed non-public issue of A Shares. In November 2010, we completed the placements of 1,501,500,000 new A shares and 312,500,000 H shares, among which 123,900,000 new A shares were issued to CSAH at the subscription price of RMB6.66 per share, and 312,500,000 H shares were issued to Nan Lung at the subscription price of HK$2.73 per share.

On June 11, 2012, we entered into an A Shares subscription agreement with CSAH, pursuant to which CSAH conditionally agreed to subscribe and we conditionally agreed to allot and issue up to 487,804,878 A Shares for a consideration of not more than RMB2 billion, equivalent to the subscription price of approximately RMB4.1 per new A Share. The subscription agreement was approved in the extraordinary general meeting on August 10, 2012, which remained effective for a period of twelve months from the date of approval of the resolution at the general meeting. As of August 9, 2013, the relevant work regarding the 2012 Non-public A Share Issue of our Company had not been completed. The proposal for the 2012 Non-public A Share Issue of our Company and A Shares subscription agreement therefore were lapsed automatically due to the expiration of the resolution passed at the general meeting.

On March 27, 2017, we entered into an H Shares subscription agreement as well as a framework agreement with American Airlines, Inc. (“American Airlines”), pursuant to which American Airlines conditionally agreed to subscribe and we conditionally agreed to issue 270,606,272 H Shares for a consideration of HK$1,553.28 million, equivalent to the subscription price of HK$5.74 per new H Share. In July 2017, we received the formal approval from CSRC for the proposed non-public issue of H Shares. The issuance of 270,606,272 new H Shares American Airlines was completed on August 10, 2017. Key principles of the above mentioned framework agreement include: (i) except for certain permitted transfers, American Airlines shall not dispose of any of the subscription shares for a period of three years (the “Lock-up Period”) following the purchase of the subscription shares unless any Lock-up termination event occurs; (ii) after the expiry of Lock-up Period, American Airlines shall have the right to dispose of the subscription shares, and we shall have a right of first refusal to purchase such subscription shares; after the Lock-Up Period, American Airlines shall notify us of its first disposal of subscription shares within three business days following the consummation of such sale, and shall announce any subsequent disposals as and if required by applicable law; (iii) whilst the Framework Agreement is in effect, in the event we or any of our subsidiaries intends to sell or issue, or enter into any agreement to sell or issue, equity or equity linked securities or any such subsidiary to any airline that is then a member of or is participating in an airline alliance as agreed by American Airlines and us (other than a PRC Mainland airline company), or any affiliate of any such airline, American Airlines shall have a right of first refusal to purchase such securities; and (iv) subject to applicable laws (including the Hong Kong Listing Rules), our Board will appoint one person to serve as an observer to our Board at the request of American Airlines (the “Board Observer”), and the Board Observer is allowed to attend all meetings of our Board whether in-person or by telephone or video-conference but will not be entitled to vote as a director; the Board Observer will be subject to the same non-disclosure, insider trading restrictions and conflicts of interest policies and procedures as and to the extent the same apply to the members of our Board from time to time, and the Board Observer will no longer serve as the observer to our Board if any Board Observer termination event occurs.

On June 26, 2017, our board proposed to put forward to the extraordinary general meeting and the class meetings to approve and authorise our board (i) to issue not more than 1,800,000,000 new A Shares to not more than 10 specific investors including CSAH, and as part of such A Share issuance, to enter into the A Share subscription agreement with CSAH, pursuant to which CSAH will subscribe for no less than 31% of such new A Shares, the consideration of which shall be satisfied by transfer 50% of the Zhuhai MTU shares to our Company and cash; and (ii) to issue no more than 590,000,000 new H Shares to Nan Lung at the subscription price of HK$6.27 per H Share (subject to adjustments) and to enter into the H Share subscription agreement with Nan Lung. The total funds to be raised from the aforesaid A Share issuance and the H Share issuance will be not more than RMB12,737.00 million, which will be utilised in the procurement of aircraft, the project for selection and installation of lightweight seats for A320 series aircraft and the supplemental to the general working capital. The aforesaid A Share issuance and the H Share issuance are inter-conditional upon each other. On September 19, 2017, our board considered and approved that (i) our Company to enter into the supplemental agreement I to the A Share subscription agreement with CSAH, pursuant to which 50% of the Zhuhai MTU shares as partial consideration payable by CSAH for its subscription of new A Shares under the A Share subscription agreement has been adjusted to RMB1,741.08 million according to the final assessment results as filed and approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”); and (ii) the subscription price and the number of H Shares to be issued pursuant to the H Share subscription agreement shall be adjusted to HK$6.156 and not more than 600,925,925 new H Shares, respectively due to the implementation of the 2016 dividend distribution plan of our Company. On November 8, 2017, the aforesaid A Share issuance and the H Share issuance were approved in the extraordinary general meeting and the respective class meetings of shareholders of A and H shares on November 8, 2017. We have received the approval from CSRC for the aforesaid H Share issuance in March 2018, and the aforesaid A Share issuance is subject to the approval from CSRC.

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

On March 21, 2014, our Company completed the issuance of the first tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the “2014 First Tranche Financing Bills”). The total issuance amount of the 2014 First Tranche Financing Bills was RMB3 billion, with a maturity period of 180 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

On April 17, 2014, our Company completed the issuance of the second tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the “2014 Second Tranche Financing Bills”). The total issuance amount of the 2014 Second Tranche Financing Bills was RMB3 billion, with a maturity period of 270 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

On August 14, 2014, our Board approved to make an application to National Association of Financial Market Institutional Investors for the registration and issuance of medium-term notes with an aggregate maximum principal amount of RMB10 billion for the purpose of replenishing the working capital and optimizing the debt structure of our Company. The annual general meeting for the year 2014 of our Company held on June 30, 2015 approved to make an application to the National Association of Financial Market Institutional Investors for the registration of ultra-short-term financing bills with the aggregate maximum principal amount of RMB14 billion (the “Ultra-short-term Financing Bills”), and the Ultra-short-term Financing Bills within the mentioned issuance size will be issued in one tranche or multiple tranches according to the funding needs and the market conditions. As of the date of this Annual Report, we have not issued any medium term notes.

On November 19, 2015, our Company completed the issuance of the first tranche of ultra-short-term financing bills for the year 2015 (the “2015 First Tranche Financing Bills”). The total issuance amount of the 2015 First Tranche Financing Bills was RMB3 billion, with a maturity period of 270 days, a par value per unit of RMB 100 and a nominal interest rate of 3.20%.

On November 24, 2015, our Company completed the issuance of the second tranche of ultra-short-term financing bills for the year 2015 (the “2015 Second Tranche Financing Bills”). The total issuance amount of the 2015 Second Tranche Financing Bills was RMB2 billion, with a maturity period of 180 days, a par value per unit of RMB 100 and a nominal interest rate of 3.04%.

On November 30, 2015, our Company completed the issuance of the third tranche of ultra-short-term financing bills for the year 2015 (the “2015 Third Tranche Financing Bills”). The total issuance amount of the 2015 Third Tranche Financing Bills was RMB3 billion, with a maturity period of 268 days, a par value per unit of RMB 100 and a nominal interest rate of 3.16%.

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

On August 15, 2016 and August 16, 2016 Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,300 million at an interest rate of 2.97%. The medium-term notes mature in three years.

On October 20, 2016, Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million at an interest rate of 3.11%. The medium-term notes mature in five years.

On November 21, 2016, Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,800 million at an interest rate of 3.38%. The medium-term notes mature in three years.

On February 16, 2017, our Company completed the issuance of a round of ultra-short-term financing bills for the year 2017 (the “2017 Financing Bills”). The total issuance amount of the 2017 Financing Bills was RMB1 billion, with a interest rate of 3.70%. The end date of transcation is November 17, 2017.

Issuance of Corporate Bonds

On November 13, 2015, our Company was approved by the CSRC to publicly issue corporate bonds (the “Corporate Bonds”) in the amount of not more than RMB19 billion to qualified investors. The issuance of the Corporate Bonds shall be conducted in multiple tranches. The issuance of the first tranche must be completed within 12 months from the date of the approval and the issuance of the remaining tranches must be completed within 24 months from the date of the approval. On November 20, 2015, our Company issued the first tranche of 2015 corporate bonds of RMB3,000 million with an interest rate of 3.63% per annum due 2020. On March 3, 2016, our Company issued the first tranche of 2016 corporate bonds of RMB5,000 million with an interest rate of 2.97% per annum due 2019. On May 25, 2016, our Company issued the second tranche of 2016 corporate bonds of RMB5,000 million with an interest rate of 3.12% per annum due 2021.

Route Network

Overview

We operate the most extensive route network among all Chinese airlines. As of December 31, 2017, we operated 1,169 routes consisting of 905 domestic routes, 38 regional routes and 226 international routes.

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

In order to expand our international route network, we have entered into code-sharing agreements with several international airlines, including Aeroflot-Russian Airlines, Air France, Alitalia-Linee Aeree Italiane, American Airlines, INC., Asiana Airlines, China Airlines, China Eastern Airlines, CSA Czech Airlines, Chongqing Airlines Company Limited, Delta Air Lines, Etihad Airways PJSC, Japan Airlines International, Kenya Airways, KLM Royal Dutch Airline, Korean Air, Mandarin Airlines, Pakistan International Airlines, PT Garuda Indonesia (Persero) Tbk., Qantas Airways Limited, Saudi Arabian Airlines, Sichuan Airlines Co., Ltd., Vietnam Airlines, Virgin America, WestJet and Xiamen Airlines. Under the code-sharing agreements, the Participating Airlines are permitted to sell tickets on certain international routes operated by us to passengers using the Participating Airlines’ codes. Similarly, we are permitted to sell tickets for the other participating airlines using CZ code. The code-sharing agreements help increase the number of our international sales outlets. After joining Skyteam Alliance, we have further established a network reaching 1,062 destinations globally, connecting 177 countries and regions and covering major cities around the world.

The following table sets forth certain statistical information with respect to our passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail arrived (tons)		Total traffic (tons kilometres)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in thousands	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2015	109.42	8.4	1,511	5.4	22,388	13.2
2016	114.62	4.8	1,613	6.7	24,387	8.9
2017	126.30	10.2	1,672	3.7	27,321	12.03

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

We believe that our extensive network of route bases enables it to coordinate flights and deploy our aircraft more effectively and to provide more convenient connecting flight schedules and access service and maintenance facilities for our aircraft. We believe that the number and location of these route bases may enhance our ability to obtain the CAAC’s approval of requests by our Group to open new routes and provide additional flights between these bases and other destinations in China. Current regulations of the CAAC generally limit airlines to operations principally conducted from their respective route bases.

Domestic Routes

Our domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2017, our most profitable domestic routes were between: Shenzhen-Beijing, Shengzhen-Shanghai, Guangzhou-Beijing, Beijing-Shenzhen; Shanghai-Shenzhen; Sanya-Beijing, Guangzhou-Shanghai; Shanghai-Guangzhou, Urumqi-Beijing, Beijing-Urumqi.

Regional Routes

We offer scheduled service between Hong Kong and Beijing, Shenyang, Meixian, Wuhan, Yiwu, Shantou, Xiamen, Wuyishan, Quanzhou; and between Taipei and Guangzhou, Shanghai, Fuzhou, Hangzhou, Xiamen, Shenyang, Changsha, Wuhan, Dalian, Guilin, Harbin, Guiyang, Zhengzhou, Changchun, Zhangjiajie, Nanning, Shantou, Yiwu, Quanzhou, Yanji and Shenzhen. In 2017, the most profitable scheduled regional routes were between: Taipei-Guangzhou; Shenzhen-Taipei; Taipei-Shenzhen; Guangzhou-Taipei; Shanghai-Taipei; Taipei-Shanghai; Taipei-Harbin; Taipei-Changchun; Hong Kong-Taipei.

In 2017, we conducted a total of 18,030 flights on our regional routes, accounting for approximately 22.7% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in Mainland China according to CAAC statistics briefing.

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Other than that, travellers between Taiwan and Mainland China had to make use of intermediate stops in Hong Kong or elsewhere. Since July 2008, however, the ban on direct flights was further liberalized to allow direct charter flights on weekends. We were the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, the Mainland China and Taiwan agreed to have regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 26, 2018, there were 78 cross-Strait direct passenger flights a week.

International Routes

We are the principal Chinese airlines serving Southeast Asian destinations and Australasia, including Singapore and major cities in Australia, New Zealand, Bangladesh, Indonesia, Thailand, Malaysia, Philippines, Vietnam, Myanmar and Cambodia.

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

In 2017, our most profitable international routes were: Beijing-Amsterdam, Seoul-Yanji, Beijing-Guangzhou-Phnom Penh, Seoul-Shenyang, Osaka-Guangzhou, Yanji-Seoul, Guangzhou-Dhaka, Dhaka-Guangzhou, Phnom Penh-Guangzhou-Beijing, Guangzhou-Wuhan- San Francisco.

Aircraft Fleet

Our fleet plan in recent years has emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient and old aircraft. As of December 31, 2017, we operated a fleet of 754 aircraft with an average age of 6.6 years. Most aircraft of our Group are Boeing and Airbus aircraft. We have the largest fleet among Chinese airline companies. Among all the aircraft, 477 aircraft operated by our Group are leased pursuant to various types of leasing arrangements. Please see the table below for an analysis of our aircraft in terms of average age and respective passenger capacity.

Model	Number of Aircraft	Passenger Capacity
Boeing 787-8	16	228/237
Boeing 787-9	4	287
Boeing 777-300ER	10	309
Boeing 777-200	2	360
Boeing 757-200	6	174/180//197
Boeing 737-800	317	159/161/164/169/170/172/178/184
Boeing 737-700	38	128/134
Boeing 747-400F	2	N/A
Boeing 777-200F	12	N/A
Airbus 380-800	5	506
Airbus 330-300	29	259/275/284/286
Airbus 330-200	16	218/258/278
Airbus 321	98	179/189/195
Airbus 320	142	152/160/166/168
Airbus 319	31	122/130/138
EMB190	26	98
Total	754	N/A

In 2017, we continued to expand and modernize our aircraft fleet. During 2017, we (i) took scheduled delivery of 47 aircraft under purchase agreements, including 5 A320-200, 9 A321-200, 7 A330-300, 7 B737-8, 16 B737-800, 3 B787-9 (all 3 B787-9 aircraft belong to Xiamen Airlines); (ii) took scheduled delivery of 27 B737-800 (including 25 B737-800 aircraft belong to Xiamen Airlines) and 5 A320-200neo under operating leases; (iii) returned 6 A319-100, 3 A320-200, 2 B737-800 and 1 B737-700 (all 2 B737-800 and 1 B737-700 aircraft belong to Xiamen Airlines) under operating leases upon expiry; and (iv) disposed of 3 B737-300, 4 B757-200, 2 B777-200 and 6 B737-700 (all 6 B737-700 aircraft belong to Xiamen Airlines).

During 2017, Xiamen Airlines (i) took scheduled delivery of 25 B737-800 aircraft under operating leases; (ii) took scheduled delivery of 3 B787-9 under financing leases.

On April 26, 2017, we entered into the aircraft acquisition agreement with Airbus S.A.S for the acquisition of 20 A350-900 series aircraft to be delivered from 2019 to 2020. On October 20, 2017, we entered into the aircraft acquisition agreement with Boeing for the acquisition of 8 B777-300ER and 30 B737-8 series aircraft to be delivered from 2019 to 2020.

Aircraft Financing Arrangements

Overview

A significant portion of our aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity mainly ranging from one to eleven years. As of December 31, 2017, of the Group’s 754 aircraft, 213 aircraft were operated under capital leases, 264 were operated under operating leases, 277 were either owned aircraft financed by long-term mortgage loans, or acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. Our planned acquisition of aircraft in the foreseeable future will generally be made through acquisition by bank loans and our own funds, and pursuant to operating leases or capital leases. Our determination as to our acquisition strategy depends on our evaluation at the time of our capacity requirements, anticipated deliveries of aircraft, our capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2017, the number of aircraft operated by our Group pursuant to capital and operating leases and the average remaining terms, of such leases.

	Capital Lease	Operating Lease	Average Remaining Lease Term
Model	Number of Aircraft	Number of Aircraft	Year
Boeing 787-8	13	2	7.09
Boeing 787-9	4	0	9.24
Boeing 737-800	63	146	6.40
Boeing 737-700	0	3	0.27
Boeing 777-200F	5	0	8.78
Boeing 777-300ER	9	0	8.62
Airbus 380	2	0	5.66
Airbus 330-300	20	8	7.01
Airbus 330-200	7	2	4.54
Airbus 321-200	42	22	6.15
Airbus 320-200	41	37	6.60
Airbus 319-100	0	17	2.59
Airbus 320-220 NEO	0	7	10.58
Boeing 737-8 MAX	7	0	9.95
EMB190	0	20	2.30
Total	213	264	4.09

Capital leases

The majority of the capital leases in respect to aircraft and related equipment have terms of 10 to 15 years expiring during the years 2017 to 2030. As of December 31, 2017, our aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB78,899 million. Our capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to our Group. Under its capital leases, we generally have an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, our obligations are secured by the related aircraft, as well as other collateral.

Operating Leases

As of December 31, 2017, our aggregate future minimum lease payments required under its operating leases were RMB69,465 million. As of the year end of 2017, our operating leases had original terms generally ranging from five to fifthteen years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from one to twelve years. Pursuant to the terms of the operating leases, our Group is obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under our operating leases, our Group has no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, our Group is responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

For capital leases or operating leases, we are obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to withhold PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 6.0% to 10.0% of the lease payments, or in certain cases, the interest components of such payments for capital lease. The PRC withholding tax payable in respect of the lease arrangements amounting RMB234 million, RMB237 million and RMB291 million during 2017, 2016 and 2015, has been included as part of the lease charges.

Aircraft Flight Equipment

The jet engines used in our aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. We had 94 spare jet engines for our fleet as of the year end of 2017 and 2016, respectively. We determine our requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for our aircraft are generally handled by Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a subsidiary we acquired from CSAH in August 2016, in consideration of an agency fee. We arrange the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keep an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

A major part of the maintenance for our fleet other than overhauls of jet engines is performed by Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), an entity jointly controlled by our Company, Hutchison Whampoa (“Hutchison”) and South China International Aircraft Engineering Company Limited, consistent with our strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for our fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China having been certified as a repair station by both the CAAC and the Federal Aviation Administration. In March 1998, GAMECO received the Joint Civil Aviation Authorities certificate, which was transferred to European Aviation Safety Agency certification in November 2004, for the repair and maintenance of aircraft and aircraft engines.

We believe that GAMECO performs major maintenance checks on our aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capacity include overhaul of more than 40% of our aircraft. Although rotables for our aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. Our agreement with GAMECO usually has a term of one year.

Overhauls of jet engines are performed by Zhuhai MTU, a former jointly controlled entity of CSAH and MTU Aero Engines GmbH, and also by domestic qualified service providers in Xiamen (TEXL), Hong Kong (RR) and Taiwan (EGAT), and by overseas qualified service providers in USA, Germany, Korea, Singapore, Nederland and Wales. On September 28, 2009, our Company entered into an agreement with CSAH to sell its 50% equity interest in Zhuhai MTU to CSAH at a consideration of RMB1,607,850,000. The transfer was completed in February 2010.

The amounts incurred by our Group for comprehensive maintenance services provided by GAMECO and Zhuhai MTU were RMB3,925 million, RMB3,897 million and RMB3,028 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Safety

We endeavour to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, we have adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of our Company implements safety-related training programs on an on-going basis in all of our operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. For “incidents” which include various events and conditions prescribed by the CAAC which do not involve serious personal injury or material damage to flight equipment, our Group has kept the number consistently below what is prescribed by the CAAC. For example, our Company’s “Air Transportation Incidents Per Ten Thousands Hours Ratio” was 0.01, 0.005 and 0.034 in 2017, 2016 and 2015, respectively. In comparison, CAAC’s published maximum acceptable Air Transportation Incidents Per Ten Thousands Hours Ratio was 0.5, 0.14 and 0.5 in 2017, 2016 and 2015, respectively. This ratio is defined as the number of occurrences of air transportation incident for every 10,000 hours of flight time. In 2013, we strengthened our flight safety management on the internal and external safety requirements. In 2008, we received the “Five-Star Flight Safety Award” from CAAC, being the first in domestic aviation industry to receive such a great honour. Subsequently in 2012, we were awarded the “Safe Flight Diamond Award” by CAAC for our 10,000,000 safety flight hours record, also being the first in domestic aviation industry to receive such a great honour. By December 31, 2017, our Company’s continuous safe flight span totalled to 2.567 million hours.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. Our jet fuel costs accounted for 25.9%, 22.4% and 25.9% of our operating expenses for the years ended December 31, 2017, 2016 and 2015, respectively. Like all Chinese airlines, we are generally required by the Chinese government to purchase our jet fuel requirements from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Sanya, Haikou, Shanghai Pudong where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994. In 2007 through the first half of 2008, the crude oil prices in the international market reached historic highs. In response to the pressure imposed by such soaring prices, on November 1, 2007 and June 20, 2008, respectively, NDRC increased the domestic price for jet fuel. Thereafter, in order to reduce fuel cost pressure faced by Chinese airlines, NDRC approved reductions in domestic prices for jet fuel in 2008 and 2009. However, during a period starting from February 2009 to 2013, the crude oil price in the international market continued to increase and maintained at a high level. However, influenced by excessive oil supply, global economic weakness and the strong US$, the international oil prices have been trending downward since 2014. Our jet fuel costs increased from RMB 23,799 million in 2016 to RMB 31,895 million in 2017 as a result of the increase in average jet fuel prices from 2016 to 2017.

In addition to purchases of jet fuel from CAOSC, we are also permitted by the Chinese government to purchase a portion of our jet fuel requirements for our international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources outside China accounted for approximately 17.31% and 15.96% of our total jet fuel consumption in 2017 and 2016, respectively.

Fuel Surcharge

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

From April 1, 2015, The NDRC has adjusted the benchmark oil price to RMB5,000 per ton, for every RMB100 by which the cost of jet fuel exceeds that price, the airlines are allowed to charge RMB0.00002566 per kilometre for the flight distance. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB5,000 per ton, the airlines are allowed to charge RMB 0.0002566 per kilometer for the flight distance. The NDRC has decreased the rate of fuel surcharge from RMB 0.00001614 per kilometer to RMB 0.00002566 per kilometer, starting from April 1, 2017 and ending on March 31, 2018.

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

Training of Pilots and Flight Attendants

We believe that our pilot training program, which was established in cooperation with the CAAC affiliated Beijing University of Aeronautics and Astronautics (the “BUAA”), has significantly improved the quality of the training received by our pilots and has helped maintain the quality of our staff of pilots at a level consistent with the expansion of operations called for by our business strategy.

As part of the pilot training program, trainee pilots receive their initial training in the operation of a specific aircraft with Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), wholly owned subsidiary of the Company, which also provides training to pilots from other Chinese airlines. Zhuhai Xiang Yi is equipped with simulators for majority models of aircraft currently operated by our Group and provides flight simulation training services to our Group.

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

We conduct theoretical and practical training programs for our flight attendants at our Flight Attendants Training Center in Guangzhou (the “Guangzhou Training Center”). The Guangzhou Training Center is equipped with computerized training equipment, as well as simulator cabins for all models of aircraft currently operated by our Group. At the Guangzhou Training Center, flight attendants of our Group receive comprehensive training in areas such as in-flight service, emergency evacuation and water rescue.

Ground Services

We make arrangements with airport authorities, other airlines or ground services companies for substantially all ground facilities, including runway, ramp, terminal and support services buildings, at each airport that they serve. We pay landing, parking and other fees to such airports, including Guangzhou Baiyun International Airport (the “Guangzhou Baiyun Airport”). At domestic airports, such fees are generally determined by CAAC.

At Guangzhou Baiyun Airport, we operate our own passenger check-in, cargo, mail and baggage handling, aircraft maintenance and cleaning services. We also provide such services to our customer airlines that operate in Guangzhou Baiyun Airport.

Ground services at the airports, such as those in Shenzhen, Changsha, Wuhan, Zhengzhou, Haikou, Zhuhai, Guilin, Jieyang, Guiyang, Shenyang, Harbin, Dalian, Changchun, Sanya, Nanning, Chongqing, Shanghai Hongqiao, Shanghai Pudong and Urumqi, are operated directly by the Group. Ground services at the airport in Beijing have been primarily provided by Beijing China Southern Airlines Ground Services Co., Ltd, which became a wholly-own subsidiary of the Company in June 2009. Ground services at other airports in China are provided to the Group by local airport authorities or local airlines pursuant to various service agreements. Ground services and other services at airports outside China are provided to the Group by foreign services providers pursuant to various service agreements with such parties. All such agreements of the Group are short-term and otherwise on terms that are customary in the industry.

Air Catering

We own a 70.5% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”). Nanland provides in-flight meals, snacks, drinks and related services for all of our flights originating in Guangzhou and substantially all other flights departing from Guangzhou Baiyun Airport. We contract with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on terms that are customary in the industry.

In order to optimize assets structure, tighten cost control, reduce the number of connected transactions and enhance the independence of operations in the long-run, our Company acquired a 100% equity interest in China Southern Airlines Group Air Catering Company Limited (“SAG Air Catering”) on August 31, 2007 from CSAH. SAG Air Catering provides in-flight meals for flights of our Group originating or stopping at domestic airports, mainly in northern China and Xinjiang regions.

Cargo and Mail

We also provide air cargo and mail services. A significant portion of these services are combined with passenger flights services. In 2017, we had 2 Boeing 747 freighters and 12 Boeing 777 freighters, mainly servicing 12 international cargo routes, including Guangzhou–Chongqing–Amsterdam–Guangzhou, Guangzhou–Amsterdam–Guangzhou, Guangzhou–London-Frankfurt-Guangzhou, Guangzhou-Frankfurt-Guangzhou, Guangzhou-Anchorage-Los Angeles-Guangzhou, Guangzhou-Hefei-Los Angeles-Hefei-Guangzhou, Guangzhou-Ho Chi Minh City-Hanoi-Guangzhou, Shanghai Pudong-Amsterdam-Chongqing-Shanghai Pudong, Shanghai Pudong-Amsterdam-Shanghai Pudong, Shanghai Pudong–Frankfurt–Shanghai Pudong, Shanghai Pudong–Anchorage–Chicago–Shanghai Pudong, Shanghai Pudong–Los Angeles–Shanghai Pudong. We conduct our cargo business primarily through our cargo hubs in Guangzhou and Shanghai.

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

Our ticket sales and reservations are conducted by or through independent sales agents and our own network of exclusive sales offices as well as the CAAC’s sales offices and CSAH’s affiliates. We have sales offices in Guangzhou and our other route bases. In addition, we maintain regional sales offices in other cities in China, including Beijing and Shanghai. We maintain international sales offices in Almaty, Amsterdam, Ashkhabad, Auckland, Baku, Bangkok, Bishkek, Brisbane, Busan, Chicago, Christchurch, Daegu, Daejeon, Delhi, Dhaka, Dubai (Sharjah), Dushanbe, Frankfurt, Fukuoka, Hanoi, Hiroshima, Ho Chi Minh City, Irkutsk, Islamabad, Istanbul, Jakarta, Kathmandu, Khabarovsk, Khudzhand, Kitakyushu, Kuala Lumpur, London, Los Angeles, Manila, Melbourne, Mexico City, Moscow, Nagoga, New York, Niigata, Novosibirsk, Nairobi, Oakland, Osaka, Osh, Paris, Penang, Perth, Phnom Penh, Phuket, Roma, San Francisco, Sapporo, Sendai, Seoul, Siem Reap, Singapore, Sydney, Tashkent, Tehran, Toronto, Tokyo, Toyama, Tbilisi, Vancouver, Vladivostok, Vientiane and Yangon.

We have agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2017, over 51.5% of all ticket sales for our scheduled flights were made by our network of sales offices and CSAH’s affiliates. We also sell tickets and accept reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with these sales agents, we pay commissions based on the value of tickets sold. In 2017, sales by independent sales agents accounted for less than 48.2% of our ticket sales of our scheduled flights.

Substantially all of our sales offices and agents in China are linked electronically to the TravelSky Technology Limited’s computerized ticketing and reservations system, which is in turn linked to all domestic airlines for flights throughout China. We have also entered into membership agreements with several international reservation systems, including SABRE, AMADEUS, WORLDSPAN, GALILEO, INFINI and AXESS in the world. These systems facilitate reservations and sales of tickets for our international flights. In 2007, we further improved and optimized our online sales network, and launched Tencent sales counters in cooperation with Tencent Technology Limited, thus expanded the consumer sales network of our Group. Meanwhile, our Group upgraded and reconstructed the SMS platform, which provided SMS information services on mileage, flight schedule, flight status and air ticket price, and launched the “95539” services hotlines.

Cargo

Our cargo and mail services are promoted through our own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, our Group employs a number of cargo agents in the Pearl River Delta region. In 2017, we generally pay the cargo agents an average commission of 0.33% of the relevant cargo freight rate for domestic and international services, of which the commission of cargo agents in the Pearl River Delta region is 0.79%.

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

We seek to increase our name recognition by offering new services to passengers. For example, our Group was the first Chinese airline to provide off-airport check-in services. We also offered transfer and baggage “through-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. We widened our use of information technology and introduced new services such as cell phone check-in, SMS platforms and online meal booking. In 2017, our Company reached a strategic cooperation agreement with American Airlines. According to this agreement, American Airlines subscribed our Company’s shares in August 2017 by USD200 million. Our Company and American Airlines also established a code sharing partnership on 18 January 2018 to provide more convenient and diversified trip options for passengers. Our Company fully participate in the global network of SkyTeam and continuously strengthen the cooperation with SkyTeam’s members. Based on the “friend circle” in the existing international and domestic carriers, we expanded the circle according to the market demands. Therefore, we partnered with British Airways, Etihad Airways, South American Airlines and other airlines. At present, our Company has shared codes with 25 international and domestic airlines, such as, France Airlines, KLM Royal Dutch Airlines, Delta Airlines, American Airlines, Qantas Airways, in 585 routes (including trunk routes and beyond routes). This further enlarged our sales channels and flight route network.

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

To enhance relationships with our passengers, we have launched two major frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club” and the “Xiamen Airlines’ Egret Card Frequent Flyer Program”. By the end of 2017, we had approximately 34.52 million members (including those of Xiamen Airlines) under these programs.

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

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 26, 2018, there were 78 cross-Strait direct passenger flights a week.

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

Air Fare Pricing Policy

In recent years, there were a series of air fare reform to deregulate the control on the air fare pricing policy step by step. Pursuant to “Pricing Reform of Domestic Civil Aviation” as approved by the State Council of the PRC effective on April 20, 2004, prices on domestic routes now fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through a local price bureau, the government now provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform. The CAAC and NDRC issued a notice on April 13, 2010, pursuant to which, effective on June 1, 2010, airlines may set first-class and business-class airfares freely in accordance with market prices, subject to relevant PRC laws. The economy-class airfares remain to be subject to the predetermined range. The CAAC and NDRC further issued a notice, pursuant to which, effective on October 20, 2013, airlines are free to set domestic flights airfares not exceeding up to 25% above the bench mark prices where governmental pricing guidance is applicable; and to freely determine the airfares for domestic routes with the market-oriented pricing policy based on the market demand and supply situation. On September 29, 2016, the CAAC and NDRC further issued the Notice on Deepening the Pricing Reform of Demotic Civil Aviation to further expand the scope of the routes with the market-oriented pricing policy: airfares for the routes below 800 kilometers or the routes above 800 kilometers and in the competing relationship with the high-speed rail EMU trains can be freely determined by airlines. Airlines may raise the non-discounted announced airfares for a certain amount of routes with the market-oriented pricing policy. In principle, such amount shall be no more than 10 per flight season, and the accumulative increase rate of airfares shall be no more than 10 percent per route per flight season. On December 17, 2017, the CAAC further issued the Notice on Further Deepening the Pricing Reform of Demotic Civil Aviation, pursuant to which the airlines will be allowed to decide their own prices on domestic routes that have at least five carriers competing. Price increases of no more than 10 percent would be also allowed for each travel season.

On December 17, 2017, the CAAC further issued the Notice on Further Deepening the Pricing Reform of Demotic Civil Aviation, pursuant to which the airlines will be allowed to decide their own prices on domestic routes that have at least five carriers competing. For each airline, the total number of the routes which the airline can decide itself shall be no less than 10 but shall generally not exceed 15 percent of the total number of the market-oriented routes operated by such airline in one flight season. On April 13, 2018, CAAC issued the Notice on Distributing the Catalog of Domestic Routes adopting Market Regulation Price. The catalog of domestic routes is published together with such notice.

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

Acquisition of Aircraft and Flight Equipment

If a Chinese airline plans to acquire an aircraft, the airline must first seek approval from the CAAC and NDRC. The airline must, as a condition of approval, provide specific acquisition plans, which are subject to modification by the CAAC and NDRC. If the CAAC and NDRC approve an aircraft acquisition, the airline negotiates the terms of the acquisition with the manufacturer together with China Aviation Suppliers Holding Company (“CASC”), an entity controlled by CAAC, because CASC possesses the license required to import or export aircraft, and CASC receives a commission in respect thereof. Most Chinese airlines are also required to acquire their aircraft engines, spare parts and other flight equipment through CASC. Our Company and a few other Chinese airlines are permitted to import jet engines and other flight equipment for their own use without the participation of CASC. In the case of our Company, SAIETC acts as our import agent and receives an agency fee for our services.

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

In the Chinese aviation industry, the three dominant airlines are our Group, Air China Limited (the “Air China”) and China Eastern Airlines Corporation Limited (the “China Eastern Airlines”). In 2017, these three airlines together controlled approximately 60.9% of the commercial aviation market in China as measured by passengers carried.

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

In the next few years, the target customers of high-speed railway and airline will gradually differenciate, so passengers of airline will not be massively redirected to high-speed railway. However, the positive changes in the high-speed railway will continue to erode the aviation market. First of all, the “eight horizontal and eight vertical” high-speed railway corridors are gradually being perfected. The advantages of scale are becoming obvious. Secondly, in the future, the railway system will gradually release its own pricing, adopt flexible pricing and market pricing. Passengers can get discount on more routes. Hence, the competition that aviation industry faces will become more intense. Thirdly, one-third of high-speed railway will speed-up which will have the following impacts: (i) the advantages of high-speed railway will increase. The competition on passengers whose trip distance are from 750 kilometers to 1000 kilometers was intense. Following the increase of speed, high-speed railway may attract passengers who travel longer than 1000 kilometers; (ii) the operational efficiency of high-speed railways and train capacity have increased.

We believe that it possesses certain competitive advantages as compared to other Chinese airlines. We have the most extensive route network and the largest number of regional route bases among Chinese airlines, which our Group believes places it in a favorable position in the route allocation process. We also have the largest aircraft fleet among all Chinese airlines, which, together with our planned aircraft acquisitions, will permit our Group to expand our operations and to improve the deployment of the aircraft in our fleet. We also believe that our dominant presence in the populous and economically developed southern and central regions of China provides it with a competitive advantage in attracting new customers and that our fully integrated flight training, aircraft and engine maintenance and air catering operations enable it to achieve and maintain high quality service to our customers. In light of increasing competition from high-speed trains, we intend to place more flight fleet to the international routes, where we will make an effort for a stronger market position. We also believe that our optimized route network, increased operational efficiency and improved service quality will attract more customers. The proposed cooperation between our Company and the high speed trains operators will also enable us to render a seamless air-ground service to customers which will bring a win-win situation for both our Group and the high speed trains operators.

According to CAAC statistics briefing, the following table sets forth our market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated.

	Passengar Carried		Cargo and Mail Carried (tons)		Total Traffic (tons kilometres)
Year	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in millions)	Group’s Share (% of total)
2013	354.0	25.9	5,613	22.7	67.2	26.0
2014	391.7	25.8	5,933	24.2	74.9	26.4
2015	435.6	25.1	6,253	24.2	85.0	26.3
2016	487.8	23.5	6,669	22.7	96.1	25.4
2017	551.6	25.2	7,058	23.7	108.3	22.9

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

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at the 10 busiest airports in China in 2017 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Beijing	16.4	9.4	16.7
Shanghai Pudong	9.3	6.8	10.0
Guangzhou	47.9	33.5	49.7
Chengdu	11.3	12.0	10.5
Shenzhen	27.5	15.3	25.7
Kunming	10.7	14.3	10.3
Shanghai Hongqiao	13.5	24.4	13.6
Xi’an	13.4	11.7	13.7
Chongqing	22.4	19.8	23.7
Hangzhou	24.9	13.5	25.2

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at 8 busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above) in 2017 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Changsha	30.2	36.4	31.2
Wuhan	35.0	32.4	35.6
Zhengzhou	28.4	9.8	29.2
Haikou	22.4	30.1	21.6
Sanya	24.1	35.6	25.0
Nanning	20.1	24.9	21.2
Guilin	19.0	23.5	20.7
Zhuhai	29.6	45.1	28.5

Regional Routes

In 2017, we conducted a total of 18,030 flights on our regional routes, accounting for approximately 22.7% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China. We face less competition on regional routes than that on domestic and international, and earns higher operating margin. Air China, China Eastern Airlines, Air Macau, Cathay Dragon, Cathay Pacific, China Airlines and Eva Airways compete with our Group in the regional traffic markets.

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

Airline Subsidiaries

Our Airline Subsidiaries are joint ventures established by our Company and local companies in the provinces or special economic zones where our Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2017, our Company owns a 55% or 60% equity interest in each of our Airline Subsidiaries.

As of December 31, 2017, Xiamen Airlines operated under the “MF” code with a fleet of 186 aircraft. In 2017, Xiamen Airlines carried a total of about 31.76 million passengers, or approximately 25.15% of the passengers carried by our Group in that year, and had RMB24,907 million in traffic revenue.

As of December 31, 2017, Shantou Airlines operated under “CZ” code with a fleet of 15 aircraft. In 2017, under the centralized allocation of flight routes of our Group, Shantou Airlines carried a total of about 3.14 million passengers, or 2.48% of the passengers carried by our Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2017 was RMB2,194 million.

As of December 31, 2017, Chongqing Airlines operated under the “OQ” code with a fleet of 19 aircraft. In 2017, under the centralized allocation of flight routes of our Group, Chongqing Airlines carried a total of about 3.13 million passengers, or 2.48% of the total number of passengers carried by our Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2017 was RMB2,255 million.

As of December 31, 2017, Zhuhai Airlines operated under the “CZ” code with a fleet of 11 aircraft. In 2017, under the centralized allocation of flight routes of our Group, Zhuhai Airlines carried a total of about 1.93 million passengers, or approximately 1.53% of the total number of passengers carried by our Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2017 was RMB1,506 million.

As of December 31, 2017, Guizhou Airlines operated under the “CZ” code with a fleet of 20 aircraft. In 2017, under the centralized allocation of flight routes of our Group, Guizhou Airlines carried a total of about 3.33 million passengers, or approximately 2.64% of the total number of passengers carried by our Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB2,697 million for the year ended December 31, 2017.

As of December 31, 2017, Henan Airlines operated under the “CZ” code with a fleet of 31 aircraft. In 2017, under the centralized allocation of flight routes of our Group, Henan Airlines carried a total of about 5.19 million passengers, or approximately 4.11% of the total number of passengers carried by our Group in that year. Total traffic revenue of Henan Airlines was approximately RMB3,851 million for the year ended December 31, 2017.

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

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$61,216) per passenger. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. We believe that our Group maintains adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which our Group is subject to.

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

We own various trademarks and trade names related to our business. The names “China Southern” and “China Southern Airlines” contain Chinese words of common usage and are therefore not eligible for registration as trade names under current Chinese law. The kapok logo is a trademark registered in China and recorded with the International Air Transport Association (“IATA”), the rights to which are owned by CSAH. Our Company and CSAH have entered into a trademark license agreement (the “Trademark License Agreement”), pursuant to which CSAH has licensed to our Group the right to use the names “China Southern” and “China Southern Airlines” in both English and Chinese and granted our Company a ten-year renewable license from 1997 to use the kapok logo on a world-wide basis. CSAH has retained the right to use the kapok logo in connection with its non-airline related businesses conducted as of the date of the Trademark License Agreement and to permit its affiliates that do not compete, directly or indirectly, with our Group to use the kapok logo. Unless CSAH gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May of 2017, the Trademark License Agreement has been automatically renewed by the two parties for another ten-year term ending 2027. Xiamen Airlines owns all rights to its egret logo, which is a trademark registered in China, and recorded with the IATA. Chongqing Airlines also owns all rights to its logo, which is a trademark registered in China, and recorded with the IATA.

Iran Sanctions Disclosure

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, or the Exchange Act, if during 2017, our Company or any of our affiliates have engaged in certain transactions with Iran or with persons or entities designated under certain executive orders, our Company would be required to disclose information regarding such transactions in our Annual Report as required under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA. During 2017, our Company operated air services to and from Iran through the specifically designated route of “Beijing - Urumqi - Tehran - Urumqi - Beijing” (the “Iran Route”) and engages in international traffic in passengers, cargo and mail.

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

Our Company’s international route rights, as well as the corresponding landing rights, are derived from air services agreements negotiated between the Chinese government, through the CAAC, and the governments of the relevant foreign countries. With respect to the Iran Route, our Company’s international route rights associated thereto are derived from and based on the bilateral air transport agreement (the “Bilateral Agreement”) entered into by and between the Chinese government and the Iranian government. Both parties are contracting parties to the Convention on International Civil Aviation, opened for signature at Chicago on December 7, 1944, and entered into the Bilateral Agreement with an aim to establish and operate scheduled air services between and beyond the two countries’ respective territories. The Bilateral Agreement, which has been registered with the International Civil Aviation Organization, sets forth general principles and specific rules governing our Company’s aviation services in Iran.

Our Company understands that Iran Air is Iran’s national airline carrier and is designated by the U.S. Department of the Treasury pursuant to Executive Order No. 13382. However, Executive Order No. 13382 only “prohibits all transactions between the designees and any U.S. person.” Our Company is incorporated in the People’s Republic of China and is a foreign issuer in the United States. As our Company is not a U.S. person, our transactions with Iran Air are not prohibited by Executive Order No. 13382. Our Company further understands that it has an obligation to disclose our transactions with Iran Air as described above under Exchange Act Section 13(r)(1)(D)(iii). Iran Air is Iran’s national airline carrier and is controlled or owned by the Government of Iran. Our Company believes that Iran Air can be identified as the Government of Iran under Section 560.304 of title 31, Code of Federal Registration (relating to the definition of the Government of Iran). Our Company has not obtained any specific authorization of a Federal department or agency of the United States concerning our transactions with Iran Air.

Our Company does not anticipate any significant change in our service to Iran, either by way of increasing significantly the size of or altering the nature of our operations in the territory. For the year ended December 31, 2017, the asset of Iran office and revenue generated from the air services to Iran amounted to US$7,948.48 and US$3.89 million, representing only 0.00002% and 0.0199% of the total asset and total revenue generated by our Group for the year ended December 31, 2017, respectively. Therefore, our Company believes that our operations in Iran for the year ended December 31, 2017 are inconsequential and quantitatively immaterial to our business, financial condition and results of operations.

C.	ORGANIZATIONAL STRUCTURE

The following chart illustrates the corporate structure of our Group as of December 31, 2017 and the aggregate effective equity interest of our Company in each of our principal subsidiaries, associates and jointly controlled entities.

The particulars of our principal subsidiaries as of December 31, 2017 are as follows:

Name of Company	Place and Date of Establishment/Operation	Proportion of Ownership Interest Held by our Company
Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Xiamen Airlines Company Limited	PRC August 11, 1984	55%
Guizhou Airlines Company Limited	PRC June 17, 1998	60%
Chongqing Airlines Company Limited	PRC May 30, 2007	60%
Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	70.5%
Guangzhou Baiyun International Logistic Company Limited	PRC July 23, 2002	61%
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC July 10, 2002	100%
Nan Lung International Freight Limited	Hong Kong October 1, 1996	51%
Beijing Southern Airlines Ground Services Company Limited	PRC April 1, 2004	100%
China Southern Airlines Henan Airlines Company Limited	PRC September 28, 2013	60%
Southern Airlines Group Import and Export Trading Company	PRC June 8, 1993	100%
Southern Airlines General Aviation Company Limited	PRC November 17, 2014	100%

The particulars of our principal associates and joint ventures as of December 31, 2017 are as follows:

		Proportion of Ownership Interest Held by
Name of Company	Place and Date of Establishment/Operation	Group Effective Interest	Our Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	PRC October 28, 1989	50%	50%	—
Southern Airlines Group Finance Company Limited	PRC June 28, 1995	33.98%	25.28%	8.70%
Sichuan Airlines Co., Ltd.	PRC August 28, 2002	39%	39%	—
Southern Airlines Culture and Media Co., Ltd.	PRC May 13, 2004	40%	40%	—
China Southern West Australian Flying College Pty Limited	Australia October 1,1993	48.12%	48.12%	—
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC March 1, 2001	50%	50%	—
Xinjiang Civil Aviation Property Management Limited	PRC December 12, 2002	42.80%	42.80%	—

D.	PROPERTY, PLANT AND EQUIPMENT

For a discussion of our aircraft, see Item 4 “Information on our Company — History and development of our Company — Aircraft Acquisitions.”

Our headquarters in Guangzhou occupy an area of approximately 1,261,460 square meters of land and a total gross floor area of approximately 738,895 square meters. We lease from CSAH the land in Guangzhou on which our headquarters and other facilities are located. We also lease from CSAH certain buildings mainly at the Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.

Our principal properties are located at our headquarters site and at our route bases. The following table sets forth certain information with respect to our properties at our headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	1,172,531	88,929	691,355	47,540
Shenzhen	256,280	—	101,502	5,730
Zhuhai	179,415	30,000	61,973	3,047
Changsha	255,422	45,568	86,092	12,836
Haikou	332,961	12,497	65,231	1,288
Wuhan	16,712	38,082	36,429	35,406
Nanyang	—	3,800,994	12,156	24,323
Sanya	106,680	—	38,513	5,421
Shenyang	142,199	70,808	29,078	62,330
Dalian	—	—	64,226	16,869
Jilin	134,488	65,076	78,536	7,767
Harbin	5,381	267,872	40,599	39,693
Xinjiang	2,143	540,493	137,932	2,758
Guangxi	112,246	—	61,093	2,892
Beijing	85,453	—	91,124	26,924
Shanghai	42,292	—	35,512	7,253
Chengdu	—	—	1,964	209
Sydney	—	—	1,151	2,449
Xi’an	—	—	4,367	1,707

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Xiamen Airlines	1,534,087	—	723,851	51,290
Shantou Airlines	260,639	1,605	73,499	3,544
Zhuhai Airlines	99,306	—	52,793	1,252
Guizhou Airlines	259,879	—	20,783	15,371
Chongqing Airlines	82,449	—	8,943	12,343
Henan Airlines	388,209	—	217,253	—

As systems for registration and transfer of land use rights and related real property interests in China have been implemented relatively recently, such systems do not yet comprehensively account for all land and related property interests. The land in Guangzhou on which our headquarters and other facilities are located and the buildings that our Company uses at our route bases in Wuhan and Haikou are leased by our Company from CSAH. However, CSAH lacks adequate documentation evidencing CSAH’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAH and our Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by us that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair our ability to dispose of or mortgage such land use rights and buildings. As of February 2018, the Group was in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Guangxi, Guizhou, Chengdu, Xiamen, Heilongjiang, Jilin, Dalian, Hunan, Beijing, Zhuhai, Shenyang, Shenzhen, Henan, Shantou, Xinjiang, Hainan, Shanghai, Hubei, Chongqing and Hangzhou, in which the Group has interests and for which such certificates have not been granted. Our directors are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that we have not yet obtained the relevant land use right certificates and property title certificates.

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

Provision for consumable spare parts and maintenance materials

Provision for consumable spare parts and maintenance materials is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and the Group’s future operation plan for the consumable spare parts and maintenance materials. The net realisable value may be adjusted due to the change of market condition and the future plan for the consumable spare parts and maintenance materials.

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

Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Company believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 51(a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time (note 14).

Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRSs is presented in Note 58 to the consolidated financial statements.

Business Overview

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

Like most airlines, we are subject to a high degree of financial and operating leverage. A significant percentage of our operating expenses are fixed costs that do not vary proportionally based on our yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor for flight crew, cabin crew and ground personnel. Thus, a minor change in our yields or load factors would have a material effect on our results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary based on the number of flights flown. Thus, our operating results can also be substantially affected by minor changes in aircraft utilization rates. We are and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of our operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Our net exchange gain of RMB1,801 million was recorded in 2017 mainly due to Renminbi appreciated significantly against U.S. dollar in 2017.

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,			2017 vs. 2016% increase	2016 vs. 2015% increase
Traffic	2017	2016	2015	(decrease)	(decrease)
RPK (million)
Domestic	160,427.72	144,979.57	138,769.05	10.66	4.48
Regional	2,934.65	3,083.71	3,526.99	(4.83)	(12.57)
International	67,334.50	58,042.36	47,291.67	16.01	22.73
Total	230,696.87	206,105.64	189,587.71	11.93	8.71
RTK (million)
Domestic	15,833.96	14,551.20	13,916.26	8.82	4.56
Regional	282.52	292.46	331.50	(3.40)	(11.78)
International	11,204.15	9,542.90	8,140.24	17.41	17.23
Total	27,320.63	24,386.56	22,388.00	12.03	8.93
Passengers carried (thousand)
Domestic	108,616.65	98,463.43	95,121.91	10.31	3.51
Regional	2,329.80	2,340.68	2,571.15	(0.46)	(8.96)
International	15,352.29	13,814.52	11,728.96	11.13	17.78
Total	126,298.75	114,618.63	109,422.02	10.19	4.75
Cargo and mail carried (thousand tons)
Domestic	1,048.18	1,083.68	1,030.10	(3.28)	5.20
Regional	22.01	19.73	19.18	11.56	2.87
International	601.97	509.14	462.27	18.23	10.14
Total	1,672.16	1,612.55	1,511.55	3.70	6.68
Capacity
ASK (million)
Domestic	194,354.34	179,655.46	172,104.99	8.18	4.39
Regional	3,843.89	4,193.19	4,762.25	(8.33)	(11.95)
International	82,447.49	72,143.29	58,749.02	14.28	22.80
Total	280,645.72	255,991.94	235,616.26	9.63	8.65
ATK (million)
Domestic	22,168.17	20,740.93	20,055.09	6.88	3.42
Regional	446.80	491.23	562.65	(9.04)	(12.69)
International	15,717.21	13,748.02	11,586.92	14.32	18.65
Total	38,332.18	34,980.18	32,204.66	9.58	8.62
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	82.5	80.7	80.6	1.84	0.12
Regional	76.4	73.5	74.1	2.81	(0.81)
International	81.7	80.5	80.5	1.22	/
Overall	82.2	80.5	80.5	1.69	/
Overall load factor (RTK/ATK) (%)
Domestic	71.4	70.2	69.4	1.27	1.15
Regional	63.2	59.5	58.9	3.69	1.02
International	71.3	69.4	70.3	1.88	(1.28)
Overall	71.3	69.7	69.5	1.55	0.29
Yield
Yield per RPK (RMB)
Domestic	0.53	0.53	0.55	/	(3.64)
Regional	0.78	0.72	0.71	8.33	1.41
International	0.37	0.40	0.45	(7.50)	(11.11)
Overall	0.49	0.50	0.53	(2.00)	(5.66)
Yield per RTK (RMB)
Domestic	5.52	5.45	5.65	1.28	(3.54)
Regional	8.45	7.92	7.89	6.69	0.38
International	2.87	2.94	3.18	(2.38)	(7.55)
Overall	4.46	4.50	4.78	(0.89)	(5.86)
Financial
Passenger revenue (RMB million)
Domestic	85,392	77,257	76,570	10.53	0.90
Regional	2,281	2,230	2,517	2.29	(11.40)
International	25,118	23,015	21,151	9.14	8.81
Total	112,791	102,502	100,238	10.04	2.26
Cargo and mail revenue (RMB million)	9,082	7,191	6,861	26.30	4.81

A.	OPERATING RESULTS

The historical results of operations discussed below may not be indicative of our future operating performance. In addition to the factors discussed under “Overview” above, our future operations will be affected by, among other things, changes in the aviation market, the cost of jet fuel, aircraft acquisition and leasing costs, aircraft maintenance expenses, take-off and landing charges, wages, salaries and benefits and other operating expenses, foreign exchange rates and the rates of income taxes paid.

2017 compared with 2016

The profit attributable to equity shareholders of our Company of RMB5,961 million was recorded in 2017 as compared to the profit attributable to equity shareholders of our Company of RMB5,044 million in 2016. Our operating revenue increased by RMB12,825 million or 11.15% from RMB114,981 million in 2016 to RMB127,806 million in 2017. Passenger load factor was 82.2% in 2017 and 80.51% in 2016. Passenger yield (in passenger revenue per RPK) decreased by 2.00% from RMB0.50 in 2016 to RMB0.49 in 2017. Average yield (in traffic revenue per RTK) decreased by 0.89% from RMB4.50 in 2016 to RMB4.46 in 2017. Operating expenses increased by RMB16,894 million or 15.91% from RMB106,204 million in 2016 to RMB123,098 million in 2017. Operating profit of RMB9,156 million was recorded in 2017 as compared to operating profit of RMB12,612 million in 2016, decreased by RMB3,456 million.

Operating Revenue

	2017		2016
	Operating revenue RMB million	Percentage %	Operating revenue RMB million	Percentage %	Change in revenue %
Traffic revenue	121,873	95.36	109,693	95.40	11.10
Including: Passenger revenue	112,791		102,502		10.04
– Domestic	85,392		77,257		10.53
– Hong Kong, Macau and Taiwan	2,281		2,230		2.29
– International	25,118		23,015		9.14
Cargo and mail revenue	9,082		7,191		26.30
Other operating revenue	5,933	4.64	5,288	4.60	12.20
Mainly including:
Commission income	2,781		2,518		10.44
Hotel and tour operation income	547		625		(12.48)
General aviation income	467		461		1.30
Ground services income	429		384		11.72
Expired sales in advance of carriage	396		376		5.32
Total operating revenue	127,806	100.00	114,981	100.00	11.15
Less: fuel surcharges income	(5,355)		(5,798)		(7.64)
Total operating revenue excluding fuel surcharges	122,451		109,183		12.15

	2017		2016
	Traffic revenu RMB million	Percentage %	Traffic revenu RMB million	Percentage %	Change in traffic revenue %
Passenger Revenue	112,791	92.55	102,502	93.44	10.04
Cargo and Mail Revenue	9,082	7.45	7,191	6.56	26.30
Traffic revenue	121,873	100.00	109,693	100.00	11.10

	2017		2016
	Passenger revenu RMB million	Percentage %	Passenger revenu RMB million	Percentage %	Change in passenger revenue %
Domestic	85,392	75.71	77,257	75.37	10.53
Hong Kong, Macau and Taiwan	2,281	2.02	2,230	2.18	2.29
International	25,118	22.27	23,015	22.45	9.14
Passenger revenue	112,791	100.00	102,502	100.00	10.04

Substantially all of our operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 95.36% and 95.4% of total operating revenue in 2017 and 2016 respectively. Passenger revenue and cargo and mail revenue accounted for 92.55% and 7.45% respectively of the total traffic revenue in 2017. During the reporting period, our total traffic revenue was RMB121,873 million, representing an increase of RMB12,180 million or 11.10% from prior year, mainly due to the increase in traffic capacity and traffic volume. The other operating revenue is mainly derived from commission income, hotel and tour operation income, general aviation income, ground services income and expired sales in advance of carriage.

The increase in operating revenue was primarily due to a 10.04% increase in passenger revenue from RMB102,502 million in 2016 to RMB112,791 million in 2017. The total number of passengers carried increased by 10.19% to 126.3 million passengers in 2017. RPKs increased by 11.93% from 206,106 million in 2016 to 230,697 million in 2017, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.50 in 2016 to RMB0.49 in 2017, which is mainly due to the drop of average ticket price.

Domestic passenger revenue, which accounted for 75.71% of the total passenger revenue in 2017, increased by 10.53% from RMB77,257 million in 2016 to RMB85,392 million in 2017. Domestic capacity in ASKs increased by 8.18%, while passenger traffic in RPKs increased by 10.66%, resulting in an increase in passenger load factor by 1.84 percentage points from 80.70% in 2016 to 82.54% in 2017. Domestic passenger yield per RPK was RMB0.53 in 2017 which is consistent with the same in 2016.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.02% of total passenger revenue, increased by 2.29% from RMB2,230 million in 2016 to RMB2,281 million in 2017. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 4.83%, while passenger capacity in ASKs decreased by 8.33%, resulting in an increase in passenger load factor by 2.81 percentage points from 73.54% in 2016 to 76.35% in 2017. Passenger yield per RPK increased from RMB0.72 in 2016 to RMB0.78 in 2017.

International passenger revenue, which accounted for 22.27% of total passenger revenue, increased by 9.14% from RMB23,015 million in 2016 to RMB25,118 million in 2017. For international flights, passenger traffic in RPKs increased by 16.01%, while passenger capacity in ASKs increased by 14.28% resulting in 1.22 percentage points increase in passenger load factor from 80.45% in 2016 to 81.67% in 2017. Passenger yield per RPK decreased from RMB0.40 in 2016 to RMB0.37 in 2017.

Cargo and mail revenue, which accounted for 7.45% of the Group’s total traffic revenue and 7.11% of total operating revenue, increased by 26.30% from RMB7,191 million in 2016 to RMB9,082 million in 2017. The increase was attributable to the increase in cargo and mail carried.

Other operating revenue increased by 12.20% from RMB5,288 million in 2016 to RMB5,933 million in 2017. The increase was primarily due to the increase of commission income.

Operating Expenses

Total operating expenses in 2017 amounted to RMB123,098 million, representing an increase of RMB16,894 million or 15.91% over 2016, primarily due to the increase in staff cost, fuel cost and aircraft and transportation service expense. Total operating expenses as a percentage of total operating revenue was 96.32% in 2017 and 92.37% in 2016.

	2017		2016
	Operating expense RMB million	Percentage %	Operating expense RMB million	Percentage %	Change in Operating expenses %
Flight operation expenses	62,978	51.16	51,461	48.45	22.38
Mainly including:
Jet fuel costs	31,895		23,799		34.02
Aircraft operating lease charges	8,022		7,330		9.44
Flight personnel payroll and welfare	10,574		9,215		14.75
Maintenance expenses	11,877	9.65	11,318	10.66	4.94
Aircraft and transportation service expenses	22,935	18.63	20,215	19.03	13.46
Promotion and selling expenses	6,881	5.59	6,304	5.94	9.15
General and administrative expenses	3,391	2.75	2,815	2.65	20.46
Depreciation and amortization	13,162	10.69	12,619	11.88	4.30
Impairment on property, plant and equipment	324	0.26	71	0.07	356.34
Others	1,550	1.27	1,401	1.32	10.64
Total operating expenses	123,098	100.00	106,204	100.00	15.91

Flight operations expenses, which accounted for 51.16% of total operating expenses, increased by 22.38% from RMB51,461 million in 2016 to RMB62,978 million in 2017, primarily as a result of increase in RTK due to the increase of capacity and the increase in jet fuel costs because of increase in average fuel prices. Jet fuel costs, which accounted for 50.64% of flight operations expenses in 2017, increased by 34.02% from RMB23,799 million in 2016 to RMB31,895 million in 2017.

Maintenance expenses, which accounted for 9.65% of total operating expenses, increased by 4.94% from RMB11,318 million in 2016 to RMB11,877 million in 2017. The increase was mainly due to fleet expansion.

Aircraft and transportation service expenses, which accounted for 18.63% of total operating expenses, increase by 13.46% from RMB20,215 million in 2016 to RMB22,935 million in 2017. The increase was primarily due to a 13.74% rise in landing and navigation fees from RMB13,109 million in 2016 to RMB 14,910 million in 2017, resulted from the increase in the number of take-off and landings for international flights.

Promotion and selling expenses, which accounted for 5.59% of total operating expenses, increased by 9.15% from RMB6,304 million in 2016 to RMB6,881 million in 2017, mainly due to the decrease in ticket office expenses.

General and administrative expenses, which accounted for 2.75% of the total operating expenses, increased by 20.46% from RMB2,815 million in 2016 to RMB3,391 million in 2017, mainly due to the increase in general corporate expenses.

Depreciation and amortization, which accounted for 10.69% of total operating expenses, increased by 4.30% from RMB12,619 million in 2016 to RMB13,162 million in 2017, mainly due to fleet expansion.

Operating Profit

Operating profit of RMB9,156 million was recorded in 2017 (2016: RMB12,612 million). The decrease in operating profit was mainly due to the net effect of increase in operating revenue by RMB12,825 million or 11.15% and increase in operating expenses by RMB16,894 million or 15.91% compared with 2016.

Other Income or Expenses

Other net income increased by RMB613 million from RMB3,835 million in 2016 to RMB4,448 million in 2017, mainly due to the increase in gain on transfer of aircraft purchase quota.

Interest expense increased by RMB282 million from RMB2,465 million in 2016 to RMB2,747 million in 2017 was mainly due to the increase in the interest rate and the weighted average balance of obligations under finance leases during the year. Net exchange gain of RMB1,801 million was recorded in 2017, compared with net exchange loss of RMB3,276 million in 2016, mainly due to the translation of balances of borrowings and obligations under finance lease which are denominated in USD and the appreciation of RMB againt USD.

Income Tax

Income tax expense of RMB1,976 million was recorded in 2017, increased by RMB213 million from RMB1,763 million in 2016, mainly due to the increase of profit before income tax in the reporting period.

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

Operating Revenue

	2016		2015
	Operating revenue RMB million	Percentage %	Operating revenue RMB million	Percentage %	Change in revenue %
Traffic revenue	109,693	95.4	107,099	95.9	2.4
Including: Passenger revenue	102,502		100,238		2.3
– Domestic	77,257		76,570		0.9
– Hong Kong, Macau and Taiwan	2,230		2,517		(11.4)
– International	23,015		21,151		8.8
Cargo and mail revenue	7,191		6,861		4.8
Other operating revenue	5,288	4.6	4,553	4.1	16.1
Mainly including:
Commission income	2,518		1,545		63.0
Hotel and tour operation income	625		621		0.6
General aviation income	461		490		(5.9)
Ground services income	384		345		11.3
Expired sales in advance of carriage	376		459		(18.1)
Total operating revenue	114,981	100.0	111,652	100.0	3.0
Less: fuel surcharges income	(5,798)		(6,300)		(8.0)
Total operating revenue excluding fuel surcharges	109,183		105,352		3.6

Traffic revenue composition

	2016			2015
	Traffic revenue RMB million	Percentage %	Traffic revenue RMB million	Percentage %	Change in traffic revenue %
Passenger Revenue	102,502	93.4	100,238	93.6	2.3
Cargo and Mail Revenue	7,191	6.6	6,861	6.4	4.8
Traffic revenue	109,693	100.0	107,099	100.0	2.4

Passenger revenue composition

	2016			2015
	Passenger revenue RMB million	Percentage %	Passenger revenue RMB million	Percentage %	Change in passenger revenue %
Domestic	77,257	75.4	76,570	76.4	0.9
Hong Kong, Macao and Taiwan	2,230	2.2	2,517	2.5	(11.4)
International	23,015	22.4	21,151	21.1	8.8

Passenger revenue	102,502	100.0	100,238	100.0	2.3

Substantially all of our operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 95.4% and 95.9% of total operating revenue in 2016 and 2015 respectively. Passenger revenue and cargo and mail revenue accounted for 93.4% and 6.6% respectively of the total traffic revenue in 2016. During the reporting period, our total traffic revenues was RM109,693 million, representing an increase of RMB2,594 million or 2.4% from prior year, mainly due to the increase in traffic capacity and traffic volume. The other operating revenue is mainly derived from commission income, expired sales in advance of carriage hotel and tour operation income, general aviation income, ground services income and expired sales in advanced carriage.

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

As of December 31, 2017, we had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB181,922 million to our Group. As of December 31, 2017, an approximate amount of RMB142,239 million was unutilized. As of December 31, 2017 and 2016, our cash and cash equivalents totaled RMB6,826 million and RMB4,152 million, respectively.

Net cash generated from operating activities in 2017, 2016 and 2015 were RMB17,732 million, RMB23,764 million and RMB23,734 million, respectively. Our operating cash inflows are primarily derived from the provision of air transportation and related service for customers. The decrease of operating cash inflows of our Group was mainly due to the increase of jet fuel cost. The vast majority of tickets are purchased prior to the day on which transportation is provided. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and transportation service, etc.

Net cash used in investing activities in 2017, 2016 and 2015 were RMB8,236 million, RMB15,750 million and RMB6,931 million, respectively. Cash capital expenditures in 2017, 2016 and 2015 were RMB13,846 million, RMB18,967 million and RMB12,139 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under our fleet expansion plans and additional investments in other facilities and buildings used in operations.

Net cash used in financing activities were RMB6,796 million, RMB8,459 million and RMB27,695 million in 2017, 2016 and 2015, respectively. Net cash inflow/(outflows) from borrowings and repayments of borrowings amounted to RMB2,557 million, RMB(481) million and RMB(20,042) million in 2017, 2016 and 2015, respectively. The borrowings were used for capital expenditures and general working capital. Repayment of capital leases in 2017, 2016 and 2015 were RMB9,835 million, RMB6,994 million, RMB8,209 million, respectively, resulting from the increase of aircraft acquisitions under capital leases.

As of December 31, 2017, our aggregate long-term borrowings and obligations under capital leases (including borrowings and capital leases obligations due within one year) totaled RMB95,585 million. In 2018, 2019, 2020, 2021 and thereafter, amounts payable under such loans and obligations will be RMB15,283 million, RMB14,174 million, RMB16,060 million, RMB13,862 million and RMB36,206 million respectively. Such borrowings and obligations were mainly denominated in U.S. dollars, Euro and Japanese Yen. In the normal course of business, we are exposed to fluctuations in foreign currencies. Our exposure to foreign currencies primarily results from our foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects our results significantly because our foreign currency liabilities generally exceed our foreign currency assets. We are not able to hedge our foreign currency exposure effectively other than by retaining our foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2017, our short-term bank loans were RMB20,626 million. Our weighted average interest rate on short-term bank loans was 3.76% per annum as of December 31, 2017. As at December 31, 2017, our outstanding ultra-short-term financing bills was nil. The primary use of the proceeds of our short-term bank loans and ultra-short-term financing bills is to finance working capital and capital expenditure needs. We have generally been able to arrange short-term borrowings with domestic banks in China as necessary and believes it can continue to obtain them based on our well-established relationships with various lenders.

As of December 31, 2017, we had obligations under operating leases totaling RMB69,465 million, predominately for aircraft. Of such amount, RMB8,283 million, RMB8,776 million, RMB8,172 million, RMB7,256 million, RMB6,971 million and RMB30,007 million, respectively, is due in 2018, 2019, 2020, 2021 and 2022 and thereafter.

As of December 31, 2017, we had a working capital deficit of RMB51,693 million, as compared to a working capital deficit of RMB54,168 million as of December 31, 2016. Historically, we operated in a negative working capital position, relying on cash inflow from operating activities and renewal of short-term bank loans to meet our short-term liquidity and working capital needs. In 2018 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflows from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditure. As of December 31, 2017, we had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB181,922 million (2016: RMB139,274 million), of which approximately RMB142,239 million (2016: RMB110,199 million) was unutilized.

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

As of December 31, 2017, we had capital commitments as follows:

	2018	2019	2020	2021	2022 and afterwards	Total
	(RMB million)
Acquisition of aircraft and related equipment	28,125	28,370	22,686	4,808	2,845	86,834
Others	9,462	9,359	1,098	1,095	1,008	22,022
Total capital commitments	37,587	37,729	23,784	5,903	3,853	108,856

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2017, our cash and cash equivalents totaled RMB6,826 million. Of such balance, 35.88% was denominated in U.S. Dollars, Hong Kong Dollars, Euro, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB142,239 million, we expect that we will have sufficient funding sources to meet our cash requirements in the foreseeable future.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

None.

D.	TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following table sets forth our obligations and commitments to make future payments under contracts and under commitments (excluding share of commitments of a joint venture) as of December 31, 2017.

	As of December 31, 2017 Payment due by period					As of December 31, 2016
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Short-term bank loans and ultra-short-term bills (Note 1)	20,953	20,953	—	—	—	26,467
Long-term bank and other loans (Note 1)	29,502	7,823	14,808	6,843	28	21,411
Obligations under capital leases	78,899	10,764	20,194	19,690	28,251	71,388
Operating lease commitments	69,465	8,283	16,948	14,227	30,007	61,215
Aircraft purchase commitments (Note 2)	86,834	28,125	51,056	7,653	—	83,532
Other capital commitments	22,022	9,462	10,457	2,103	—	21,609
Investment commitments	—	—	—	—	—	170
Total	307,675	85,410	113,463	50,516	58,286	285,792

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2017.

Note 2 Amounts shown are net of previously paid purchase deposits.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth certain information concerning directors, senior management and supervisors of our Company. There were certain changes in our Company’s directors, senior management and supervisors as of April 26, 2018, details of which are set forth below.

Name	Position	Gender	Age
Wang Chang Shun	Executive Director, Chairman of our Board	Male	60
Tan Wan Geng	Executive Director, Vice Chairman of our Board and President	Male	53
Zhang Zi Fang	Executive Director and Executive Vice President	Male	59
Zheng Fan	Independent Non-executive Director	Male	62
Gu Hui Zhong	Independent Non-executive Director	Male	61
Tan Jin Song	Independent Non-executive Director	Male	53
Jiao Shu Ge	Independent Non-executive Director	Male	52
Pan Fu	Chairman of the Supervisory Committee	Male	55
Li Jia Shi	Supervisor	Male	56
Mao Juan	Supervisor	Female	44
Han Wen Sheng	Executive Vice President	Male	50
Xiao Li Xin	Executive Vice President, Chief Accountant and Chief Financial Officer	Male	51
Ren Ji Dong	Executive Vice President	Male	53
Wang Zhi Xue	Executive Vice President	Male	56
Li Tong Bin	Executive Vice President and Chief Engineer	Male	56
Zhang Zheng Rong	Chief Operation Officer	Male	55
Su Liang	Chief Economist	Male	55
Chen Wei Hua	Chief Legal Adviser	Male	51
Guo Zhi Qiang	Chief Marketing Officer	Male	54
Xie Bing	Company Secretary to our Board	Male	44
Feng Hua Nan	COO Flight Safety	Male	55
Luo Ming Hao	Chief Pilot	Male	55
Guo Jian Ye	Chief Customer Officer	Male	55

Directors

Wang Chang Shun, male, aged 60, Ph.D. degree, graduated from University of Science and Technology of China majoring in management science and engineering and is a member of Communist Party of China (“CPC”). He began his career in February 1976. He has acted as Vice Director and Director of aeronautical meteorology supervision department of CAAC Urumqi Administration, Vice President and a member of standing committee of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration) and then as Party Secretary and Vice President of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration). In November 2000, he acted as General Manager and Deputy Party Secretary of the Company. In April 2001, he also acted as the Vice Chairman of the Company; in September 2002, he acted as Vice President and Party member of CSAH and also as Vice Chairman, General Manager and Deputy Party Secretary of the Company. In August 2004, he served as Deputy Director and Party member of Civil Aviation Administration of China. In March 2008, he acted as Deputy Director and Party member of Civil Aviation Administration of China. In October 2011, he was appointed as General Manager and Deputy Party Secretary of CSAH and in January 2012, he also was appointed as the Chairman of Air China International Corporation. He was appointed as Vice Minister and Party Leadership Group Member of Ministry of Transport and Secretary of Communist Party Committee of the direct department in January 2014, General Manager and Deputy Party Secretary of CSAH from February 2016 to May 2016, General Manager and Deputy Party Secretary of CSAH and Chairman of the Company from May 2016 to December 2016. From December 2016 to November 2017, he has been Chairman, Party Secretary of CSAH and Chairman of the Company. Since November 2017, he has been Chairman, Party Secretary of CSAH and Chairman and Party Secretary of the Company. He is also a deputy to the 12th National People’s Congress. He is the representative of the 19th Communist Party of China National Congress, standing committee member of the 13th National Committee of the Chinese People’s Political Consultative Conference and a member of the 12th CPC Guangdong Provincial Committee.

Tan Wan Geng, male, aged 53, graduated from Sun Yat-sen University, majoring in regional geography, with qualification of a Master’s degree. He is an economist and a member of CPC. Mr. Tan began his career in August 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1992 to 1996. He served as the Deputy Director General of Human Resources Division of the CAAC from May 1996 to September 1998. Mr. Tan served as the Deputy Director General of Personnel and Education Division of the CAAC from September 1998 to December 2000. He had been the Director General and Party Secretary of the CAAC Northeast Regional Administration from December 2000 to January 2006, and became the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007. He has been the Director of the Company since June 2006. He had been the Party Member of CSAH and the Party Secretary and Executive Vice President and Director of the Company from February 2007 to January 2009. He had been the Party Member of CSAH and the President, the Party Secretary and the Director of the Company from January 2009 to February 2009. He had been the Party Member of CSAH and the President, the Deputy Party Secretary and the Director of the Company from February 2009 to May 2011. He had been the Party Secretary of CSAH and General Manager, the Deputy Party Secretary and the Director of the Company from May 2011 to January 2013. He was the Party Secretary of CSAH and General Manager, the Deputy Party Secretary and the Vice Chairman of the Board from January 2013 to December 2016. Since December 2016 to date, Mr. Tan has been the President, Director and Deputy Party Secretary of CSAH and General Manager, the Deputy Party Secretary and the Vice Chairman of the Board. Mr. Tan has been a member of the 11th CPC Guangdong Provincial Committee.

Zhang Zi Fang, male, aged 59, graduated with a college degree from foundation science profession for Party administrative cadres of Liaoning University. While Mr. Zhang was at work, he obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang is a CPC member and began his career in February 1976. He served as Deputy Commissioner of the China Northern Airlines Company as well as the Deputy Commissioner of the Office, Deputy Commissioner of Shenyang Flight Team from 1993 to 2000. He served as the Party Secretary of the Jilin Branch of China Northern Airlines Company and the General Manager of Dalian Branch from 2000 to 2003. He had been the Director of Political Works Department of CSAH from October 2003 to February 2005. Subsequently, Mr. Zhang was appointed as the Deputy Party Secretary and Secretary of the Commission for Discipline of the Company from February 2005 to December 2007. He had been Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. He was the Party Secretary and Executive Vice President of the Company from February 2009 to August 2011. Mr. Zhang has been the Director of the Company since June 2009. He had been the Party member of CSAH and the Party Secretary, Executive Vice President and the Director of the Company from August 2011 to April 2016. He had acted as the Party Member of the CSAH and the Director, Party Secretary, Executive Vice President of the Company as well as the Director and Chairman of China Southern Henan Airlines Company Limited from April 2016 to August 2016. Mr. Zhang has been Deputy Party Secretary, Executive Vice President of CSAH and Director, Party Secretary, Executive Vice President of the Company as well as the Director and Chairman of China Southern Henan Airlines Company Limited since August 2016. Since November 2017, he has been Deputy Party Secretary and Executive Vice President of CSAH, Director, Deputy Party Secretary and Executive Vice President of China Southern Airlines Company Limited, Chairman of China Southern Airlines Henan Airlines Company Limited. He has been a member of Standing Committee of 12th Guangdong Provincial Committee of the Chinese People’s Political Consultative Conference since January 2018 to date.

Zheng Fan, male, aged 62, graduated with a bachelor’s degree from Beijing Normal University majoring in School Education and is a senior expert of political science. Mr. Zheng is a CPC member and began his career in 1974. He served as a teacher of Faculty of Education at Beijing Normal University from February 1982. He worked as a cadre at public relationship department of the Chinese Communist Party Central Committee and was a deputy Director level investigator from January 1986, deputy Director-general (temporary post) of public relationship department of CBRC Shenzhen Municipality Luohu District Committee and deputy Director general (temporary post) of public relationship department of Shenzhen Committee of Communist Party of China from March 1988, deputy Director of public relationship department of CBRC Shenzhen Municipality Futian District Committee and office Director of working committee under the CBRC Shenzhen Municipality Committee from March 1991. Since August 1994, he has been appointed as general manager of general administration office of Overseas Chinese Town Economic Development Company, general manager’s assistant of OCT Group and managing Director of Overseas Chinese Town (HK) Company Limited since December 1997, deputy secretary of the Party Committee, secretary of Discipline Inspection Commission and Chief Cultural Officer of Overseas Chinese Group Company since August 2000, secretary of the Party Committee and vice-president of Overseas Chinese Group Company since March 2008, secretary of the Party Committee and vice-chairman of Overseas Chinese Town Company Limited since January 2010, chief supervisor since December 2014 and Professional External Director for Central State-owned Enterprises since February 2016. He acted as Council Member of China Overseas Exchange Association, Director of relation of the Two Shores Across the Strait Association, vice president of Guangdong’s Association For Promotion of Cooperation between Guangdong, Hong Kong and Macao and vice-chairman of Guangdong Province Association of Entrepreneurs. He was also a Congressman of the 4th term and 5th term of the People’s Congress for Shenzhen Municipality and a member of the 11th session of Guangdong Provincial Committee of Political Consultative Conference. Mr. Zheng has been independent non-executive Director of the company since 20 December 2017.

Gu Hui Zhong, male, aged 61, graduated with a master degree from Beihang University majoring in International Finance and is a senior accountant with professor level. Mr. Gu is a CPC member and began his career in 1974. He served as deputy chief and chief of the General Office of Financial Division of Aviation Industry Department, Director of International Affairs Financial Division of Aviation Industry Corporation of China, general manager of Zhongzhen Accounting Consultative Corporation, vice Director general of Financial Department of Aviation Industry Corporation of China and deputy Directorgeneral of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of the Communist Party and vice president of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China. He previously served as chairman of AVIC I International Leasing Co., Ltd., chairman of AVIC I Financial Co., Ltd., chairman of CATIC International Holdings Limited, chairman of AVIC Capital Co., Ltd and chairman of AVIC International Vanke Company Limited. He is currently served as supervisors of the Bank of Communications, is a chairman of the Expert Committee of government authorities in the PRC and vice chairman of the Accounting Society of China. Since 20 December 2017, Mr. Gu has been independent non-executive Director of the Company.

Tan Jin Song, male, aged 53, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant and a CPC member. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Sun Yat-sen University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Sun Yat-sen University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a member of China Audit Society. Currently, Mr. Tan also serves as the independent Director of Poly Real Estate Company Limited, Guangzhou Hengyun Enterprises Holdings Limited, Shanghai RAAS Blood Products Co., Ltd. and Zhuhai Huafa Industrial Company Limited. Mr. Tan has been the independent non-executive Director of the Company since 26 December 2013.

Jiao Shu Ge, male, aged 52, with a master degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shandong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a Master’s degree in Engineering. Mr. Jiao has extensive experience in funds management and equity management. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (“CDH Investments”) and is the founder of CDH Investments. He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of Direct Investment Department of China International Capital Corporation Ltd. (“CICC”). Mr. Jiao was the non-executive Director of China Yurun Food Group Limited and China Shanshui Cement Group Limited. Currently, he is also the Director of the associated companies of CDH Investments, the independent non-executive Director of China Mengniu Dairy Company Limited, the non-executive Director and Vice Chairman of WH Group Limited, the Director of Joyoung Co., Ltd., the Vice President of Henan Shuanghui Investment & Development Co.,Ltd. and the Director of a number of companies including Beijing Taiyang Pharmaceutical Industry Company Limited, Chery Automobile Co., Ltd., Inner Mongolia Hetao Spirit Group Co., Ltd., Fujian Nanping Nanfu Battery Co.,Ltd. and Shanghai Qingchen Real Estate Development Co., Ltd. Mr Jiao has been the independent non-executive Director of the Company since 30 June 2015.

Supervisors

Pan Fu, male, aged 55, graduated with a master degree from Chongqing University majoring in Power Systems and Automation, and is a senior engineer. Mr. Pan is a CPC member and began his career in July 1986, and served successively as the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and chief engineer of Yunnan Electric Power Corporation from 1994 to 2003. He served as the deputy Director (work as chair) and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd. from February 2003 to April 2004, he served as the Director of the China Southern Power Grid Technology and Research Center from April 2004 to January 2005, and served as the General Manager (legal representative) and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007. Mr. Pan served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the party member and team leader of the Discipline Inspection Commission of CSAH since November 2010 and the supervisor and chairman of the Supervisory Committee of the Company since December 2010.

Li Jia Shi, male, aged 56, graduated from Guangdong Polytechnic Normal University majoring in Economics and Mathematics, and obtained an Economic Administration bachelor degree from Correspondence School under the Party School of the CPC Central Committee and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li is a CPC member and began his career in August 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company, the party secretary of Guangzhou Nanland Air Catering Company Limited and the Deputy Head (work as chair) of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company from 1994 to 1999. Mr. Li served as the head of the Organization Division of the Party Committee of CSAH from December 1999 to December 2003; and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li served as a member of the Standing Committee of the CPC, the Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2007 to February 2012. Mr. Li has been the supervisor of the Company since June 2009. He has been the team deputy leader of the Discipline Inspection Commission of CSAH, and member of the Standing Committee of the CPC, Secretary of the Disciplinary Committee of the Company from February 2012 to November 2017. He has acted as the Chairman of the Labour Union of CSAH and the Standing Member of Party Committee and Chairman of the Labour Union of China Southern Airlines Company Limited since November 2017.

Mao Juan, female, aged 44, with a bachelor’s degree, graduated from Operation and Management Department in Civil Aviation College of China majoring in civil aviation program and finance, and obtained an on-job bachelor degree in Auditing from the School of Adult Education, Harbin University of Science and Technology. Ms. Mao is a CPC member and began her career in July 1993. She served as Deputy General Manager of Hainan Branch Comprehensive Trading Company of the Company, Deputy Manager of Finance Department in Hainan Branch of the Company and Manager of Audit and System Office of Finance Department in the Company. From August 2011 to May 2016, she acted as Deputy General Manager of Audit Department in the Company. She has served various positions in the Company, such as general manager of Audit Department, from June 2016 to May 2017. She has been the deputy general manager of Audit Department in the Company from May 2017 to November 2017. She has served as the General Manager of the Company’s Audit Department since December 2017. She currently serve as the general manager of audit department of CSAH, the Chairman of the Supervisory Committee of Guangzhou Nanland Air Catering Company Limited and Nan Lung Freight Company Limited, as well as the supervisor of Southern Airlines Group Finance Company Limited, Xiamen Airlines Company Limited, Chongqing Airlines Company Limited, Guizhou Airlines Company Limited, Zhuhai Airlines Company Limited, China Southern Airlines Henan Airlines Company Limited, and Guangzhou Baiyun International Logistic Company Limited, etc.

Senior Management

Han Wen Sheng, male, aged 50, graduated from Management Department of Tianjin University, majoring in engineering management, with qualification of a Master’s degree. He is a member of CPC and began his career in August 1987.From September 1999 to June 2001, he acted as Deputy Director General of Cadre Training Center of the Company. He served as Director of The Research Bureau of the Company from June 2001 to January 2002. From January 2002 to November 2005, he acted as general manager of Labour Department and Secretary of CPC General Committee of the Company. From November 2005 to June 2007, he served as a member of Party Committee and the Deputy Director of the Commercial Steering Committee and general manager as well as Deputy Party Secretary of the sales and marketing department of the Company. From June 2007 to December 2009, he served as general manager of Shanghai base and Deputy Party Secretary of the Company. He acted as Deputy Party Secretary and Deputy Director of the Marketing Management Committee of the Company from December 2009 to October 2011. From October 2011 to October 2016, he was Party Secretary and Deputy Director of the Marketing Management Committee of the Company. From October 2016 to November 2017, he has been the Party member and Deputy General Manager of China Southern Air Holding Limited Company. He served as the Party member and Deputy General Manager of China Southern Air Holding Limited Company and Deputy General Manager of the Company since November 2017. For now, he also acts as Vice Chairman of Sichuan Airlines Corporation Limited and Vice Director General of China Air Transport Association.

Xiao Li Xin, male, aged 51, graduated from Guangdong Academy of Social Sciences with a master degree in Economics and then obtained an on-job Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao is a CPC member and began his career in July 1991. From June 1999 to March 2001, he acted as the General Manager Assistant of the Finance Department of the China Southern Airlines (Group) Company and served as the Deputy General Manager of the Finance Department of the Company from March 2001 to January 2002. He served as the General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company from January 2002 to February 2007. Mr. Xiao served as the deputy chief accountant and general manager of the Finance Department of the Company from February 2007 to October 2007, and served as the General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007 to February 2008. He served as the General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008 to April 2015. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since April 2015 to October 2016. From October 2016 to November 2017, he has served as Party member and Chief Accountant of CSAH and Chief Accountant and Chief Financial Officer of the Company. From December 2017 till now, he has served as Party member and Chief Accountant of CSAH and Executive Vice President, Chief Accountant and Chief Financial Officer of the Company. For now, he also serves as chairman of Guizhou Airlines Company Limited, Chairman of Shantou Airlines Company Limited, Chairman of Xiamen Airlines as well as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd.

Ren Ji Dong, male, aged 53, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren is a CPC member and began his career in August 1986. Mr. Ren served as the No. 2 Workshop Manager, Deputy Plant Manager and Deputy General Manager of Engineering Department of the aircraft maintenance factory of Urumqi Civil Aviation Administration (Xinjiang Airlines) from 1995 to 2000. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) from January 2000 to December 2001, and a member of the party committee and the Deputy General Manager of Xinjiang Airlines from December 2001 to June 2004, and the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004 to December 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005 to February 2015, a member of the Standing Committee of the CPC and the Executive Vice President of the Company from March 2005 to February 2007; a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007 to April 2009.Mr. Ren has been a member of the Standing Committee of the CPC of the Company and the Executive Vice President of the Company since May 2009.

Wang Zhi Xue, male, aged 56, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained an on-job university degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a command pilot. Mr. Wang is a CPC member, and began his career in February 1981. Mr. Wang successively served as the Deputy General Manager and Manager of the Flight Safety Technology Division of Zhuhai Airlines Company Limited, the Senior Flight Instructor of Model B737, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Deputy Chief Pilot and Manager of the Flight Safety Technology Management Division from 1995 to 2002 of Shantou Airlines Company Limited of CSAH. He also acted as the Deputy General Manager of Shantou Airlines Company Limited from June 2002 to October 2004, and the General Manager of the Flight Management Division of the Company from October 2004 to February 2009, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009 to July 2012. Mr. Wang has been a member of the Standing Committee of the CPC, Executive Vice President and chief pilot of the Company from August 2012 to December 2016. He has been a member of the Standing Committee of the CPC and Executive Vice President of the Company from December 2016 until now. For now, he also serves as Chairman of Zhuhai Airlines Company Limited.

Li Tong Bin, male, aged 56, has college qualification and graduated from Civil Aviation Institute of China majoring in Maintenance of Aircraft Electrical Equipment. He obtained on-job Master of Business Administration (MBA) from Hainan University and Executive Master of Business Administration (EMBA) form Tsinghua University, and is a senior engineer. Mr. Li is a CPC member and began his career in August 1983, and successively served as the Deputy Head of Technical Division of Aircraft Maintenance Plant, the head of Maintenance Plant and the deputy Director of Aircraft Engineering Department (aircraft maintenance base), the Director of Aircraft Engineering Department (aircraft maintenance base) of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company from 1994 to 2003. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004 to January 2005, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005 to April 2012, and the party secretary and Deputy General Manager of Northern Branch of the Company from April 2012 to April 2014. Mr. Li was the Chief Engineer, General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company from April 2014 to August 2015. Mr. Li has been a member of the Standing Committee of the CPC, Executive Vice President and Chief Manager, as well as General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company since September 2015 to December 2016. From December 2016 till now, he has been a member of the Standing Committee of the CPC, Executive Vice President and Chief Manager. For now, Mr. Li also serves as Chairman of Shenyang Northern Aircraft Maintenance Co., Ltd., Southern Airlines Group Import and Export Trading Company and Guangzhou Aircraft Maintenance Engineering Co., Ltd.

Zhang Zheng Rong, male, aged 55, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained an on-job Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a CPC member and began his career in February 1982. He served as Vice Captain of the Fifth Sub- Flight Corps under Sixth Flight Corps of Civil Aviation Administration, Sub-Captain, Vice Captain and Captain of China Southern Airlines Flight Corps, Vice President of Flight Corps of the Company, General Manager of Department of Security Supervision of the Company, as well as General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. Since April 2012, he served as the Chief Pilot and Director of Aviation Security Department of CSAH and in July 2012, he served as the chief pilot and Aviation Security Minister of China Southern Airlines (Group) Company. Since April 2014, he has acted as Chief Pilot, Chief Safety Officer and Director of Aviation Security Department of CSAH. He has served as COO of the Company since January 2017. Since November 2017, he has been the General Manager Assistant of CSAH and COO of the Company.

Su Liang, male, aged 55, graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management, and is an engineer. Mr. Su is a CPC member and began his career in December 1981. From 1998 to 2000, he successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAH Shenzhen Company. Mr. Su was the Secretary to the Board from July 2000 to December 2003, the Secretary to the Board and Director of Board Secretariat of the Company from December 2003 to November 2005, the Secretary to the Board and Vice Director of Commercial Steering Committee of the Company from November 2005 to February 2006, the Company Secretary and Director of Company Secretary Office and Vice Director of Commercial Steering Committee of the Company from February 2006 to January 2007, and the Secretary to the Board and Director of Company Secretary Office from January 2007 to November 2007. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of Sichuan Airlines Company Limited, chairman of Southern Airlines Culture and Media Co., Ltd. and chairman of China Southern West Australian Flying College Pty Ltd..

Chen Wei Hua, male, aged 51, graduated from the School of Law of Peking University with a bachelor degree, who is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen is a CPC member and joined the aviation industry in July 1988. He successively served as Deputy Director of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Department) of the Company and China Southern Airlines (Group) Corporation from 1997 to 2004. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Department of the Company from June 2004 to October 2008. Mr. Chen has been the General Counsel and General Manager of the Legal Department of the Company since October 2008. He has served as Chief Legal Adviser of the Company since April 2017. For now, he also acts as Director of Xiamen Airlines Company Limited.

Guo Zhi Qiang, male, aged 54, is an economist who graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo is a CPC member and began his career in January 1981. He successively served as the Xi’an Office manager, Beijing Office manager and General Manager of Transportation Department of Xinjiang Airlines; the Deputy General Manager of Xinjiang Airlines; the Beijing Office Director of CSAH, the General Manager and the Party Secretary of China Southern Airlines Beijing Office from 1995 to 2004. He served as a member of the Standing Committee of the CPC and the Deputy General Manager of CSAH Xinjiang Branch from June 2004 to December 2004, a member of the Standing Committee of the CPC and the Deputy General Manager of China Southern Airlines Xinjiang Branch from January 2005 to December 2005. Mr. Guo served as a member of Party Committee and the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer as well as Deputy Party Secretary of Chongqing Airlines Company Limited from February 2008 to May 2009. He served as a member of Party Committee and the Deputy Director of the Commercial Steering Committee of the Company from May 2009 to September 2009, the Director and Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo acted as the COO Marketing and Sales of the Company, the Director and the Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2012 to July 2014. Mr. Guo has been the COO Marketing and Sales of the Company since July 2014. For now, he also serves as Chairman of China Southern Jia Yuan (Guangzhou) Air Products Co., Ltd., Guangzhou Nanland Air Catering Co., Ltd., Guangzhou China Southern PRC Zhongmian Dutyfree Store Co., Limited., China Southern Airlines General Aviation Limited and Shenzhen Air Catering Company Limited.

Xie Bing, male, aged 44, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAH from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office from December 2009 to May 2017. Form May 2017 till now, he has been the Company Secretary and Director of the Company Secretary Bureau of the company. For now, he also acts as Chairman of China Southern Airlines Group Capital Holding Limited and CSA International Finance Leasing Co., Ltd..

Feng Hua Nan, male, aged 55, graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained an on-job master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from the School of Economics and Management of Tsinghua University. He is a commanding pilot. Mr. Feng is a CPC member and began his career in January 1983. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company from 1994 to 1999. He was the General Manager of Flight Safety Technology Department from December 1999 to October 2002, and the General Manager of Flight Technology Management Department of the Company from November 2002 to September 2004. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004 to February 2006, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006 to July 2014. He has been the COO Flight Safety of the Company since August 2014. For now, he also serves as President of Zhuhai Xiang Yi Aviation Technology Co., Ltd..

Luo Ming Hao, male, aged 55, Mr. Luo obtained a college diploma in aircraft aviation from the China Civil Aviation Flight College, a postgraduate degree in economics (in-service) from Hunan Provincial Party Committee College and an executive master degree in business administration (EMBA) from School of Economics and Management of Tsinghua University. Mr. Luo is a member of the Communist Party of China. Mr. Luo began his career in July 1982. From May 1996 to October 1997, he served as the deputy manager of Aviation Department of China Southern Airlines (Group) Hunan Company; from October 1997 to June 1998, he served as the deputy manager of Beihai Operation Branch of China Southern Airlines Hunan Company; from June 1998 to May 2002, he served as the manager of Beihai Operation Branch of China Southern Airlines Hunan Company; from May 2002 to December 2006, he served as the deputy general manager of Hunan Branch of China Southern Airlines Company Limited; from December 2006 to December 2010, he served as the general manager and the deputy secretary of the Party of Cabin Department of China Southern Airlines Company Limited; from December 2010 to July 2012, he served as the member of the Party Committee, the general manager and the deputy secretary of the Party of Dalian Branch of China Southern Airlines Company Limited; from July 2012 to March 2018, he served as the member of the Party Committee, the general manager and the deputy secretary of the Party of Guangzhou Flight Department of China Southern Airlines Company Limited.

Guo Jian Ye, male, aged 55, graduated with a master degree from Party School of Civil Aviation Flight University of China majoring in Aircraft Piloting. He got the on-job university degree from South China Normal University majoring in Political Education in Education Management Department. He also obtained a master’s degree from the Party School of the Central Committee of CPC majoring in economics and management. He is a CPC member and began his career in May 1980. He was appointed as Committee Secretary, Director of Advertising and Promotion Department of CAAC Central and Southern Regional Administration, Director of Air Transportation Administration Political Office of CAAC Central and Southern Regional Administration, Vice Director of Air Transportation Administration under CAAC Central and Southern Regional Administration and General Manager, Vice Director of Guangdong CAAC Central and Southern Industrial Co., Ltd., Head of CAAC Henan Safety Supervision Office, Director of Safety Supervision Administration, Secretary of standing committee and the member of standing committee of CAAC Central and Southern Regional Administration, as well as the Vice Director. In July 2012, he served as a member of standing committee, General Manager and Deputy Party Secretary of Heilongjiang Branch of the Company. From July 2014 to January 2017, he acted as a Party member, Director and Deputy Party Secretary of marketing management committee of the Company. Since January 2017, he has been the Chief Customer Officer of the Company.

Save as disclosed above, none of the above Directors or Supervisors, senior management of our Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of our Company.

B.	COMPENSATION

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2017 was RMB14.74 million. For the year ended December 31, 2017, we paid an aggregate of approximately RMB1.84 million on behalf of our executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal and provincial governments in which we participate.

Details of the remuneration of Directors’ and Supervisors’ remuneration for the year ended December 31, 2017 are set out below:

	Directors’ fees RMB’000	Salaries, allowancs and benefits in kind RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Non-executive Directors
Yuan Xin An	—	—	—	—
Yang Li Hua	—	—	—	—
Executive Directors
Wang Chang Shun	—	—	—	—
Tan Wan Geng	—	—	—	—
Zhang Zi Fang	—	—	—	—
Li Shao Bin	—	812	123	935
Independent Non-executive Directors
Tan Jin Song	150	—	—	150
Zheng Fan	—	—	—	—
Jiao Shu Ge	150	—	—	150
Gu Hui Zhong	—	—	—	—
Ning Xiang Dong	150	—	—	150
Liu Chang Le	150	—	—	150
Guo Wei	150	—	—	150
Supervisors
Pan Fu	—	—	—	—
Li Jia Shi	—	901	126	1,027
Mao Juan	—	324	120	444
Zhang Wei	—	—	—	—
Yang Yi Hua	—	—	—	—
Wu De Ming	—	419	127	546
Total	750	2,456	496	3,702

C.	BOARD PRACTICES

Each director’s service contract with our Company or any of its subsidiaries provides prorated monthly salary upon termination of employment in accordance with his contract. The director is entitled to paid leave under his contract. The term of office of a director is three years. The terms of the eighth session of our board of directors will expire on December 20, 2020. A director may serve consecutive terms upon re-election.

Strategic and Investment Committee

The Strategic and Investment Committee comprises three members and is chaired by Mr. Wang Chang Shun. The other two members are Mr. Gu Hui Zhong as independent non-executive Director and Mr. Jiao Shu Ge as independent non-executive Director.

Audit and Risk Management Committee

The Audit and Risk Management Committee is appointed by our board of Directors and consists of three independent non-executive directors. The current members of the Audit and risk management committee are Tan Jin Song, Gu Hui Zhong and Jiao Shu Ge. Tan Jin Song is the Chairman of the Audit and Risk Management Committee. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with our Company’s external auditors without any executive members of our board in attendance. The quorum necessary for the transaction of any business is two committee members. The Audit and Risk Management Committee held 18 meetings in 2017, which were attended by all members.

The Audit and Risk Management Committee is required, amongst other things, to oversee the relationship with the external auditors, to review our interim results and annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit and Risk Management Committee also examines the effectiveness of our Company’s internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of our Company’s business operations and the realization of our corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit and Risk Management Committee also reviews our Company’s internal audit plan, and submits relevant reports and concrete recommendations to our board on a regular basis.

Our Company has an internal audit department which reviews procedures in all major financial and operational activities. This department is led by the head of internal audit.

Remuneration and Evaluation Committees

The Remuneration and Evaluation Committees is comprised of three members. Currently, the Remuneration and Evaluation Committees is chaired by independent non-executive director Gu Hui Zhong with independent non-executive director Zhang Zi Fang and non-executive director Zheng Fan An as members. The term of office of each member is three years. A member may serve consecutive terms upon re-election. The Remuneration and Evaluation Committees held 3 meeting in 2017, which were attended by all members.

The responsibilities of the Remuneration and Evaluation Committees are to make recommendations on the remuneration policy and structure for directors and senior management of our Company, to establish regular and transparent procedures on remuneration policy development and improvement and submit our Company’s “Administrative Measures on Remuneration of Directors” and “Administrative Measures on Remuneration of Senior Management”. In particular, the Remuneration and Evaluation Committees has the duty to ensure that the directors or any of their associates shall not be involved in the determination of their own remuneration packages.

The Remuneration and Evaluation Committees consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive directors. The Remuneration and Evaluation Committees is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Evaluation Committees is also responsible for assessing performance of executive directors and approving the terms of executive directors’ service contracts. The Remuneration and Evaluation Committees has performed all its responsibilities under its terms of reference in 2017.

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

As of December 31, 2017, the Nomination Committee consists of three members, including Zheng Fan as Chairman and Wang Chang Shun (independent non-executive director) and Jiao Shu Ge (independent non-executive director) as members. The responsibilities of the Nomination Committee are to make recommendations to our board in respect of the size and composition of our board based on the operational activities, assets and shareholding structure of our Company; study the selection criteria and procedures of directors and executives and give advice to our board; identify qualified candidates for Directors and executives; investigate and propose candidates for directors and managers and other senior management members to our board.

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

The Nomination Committee held 3 meetings in 2017, which was attended by all members.

Aviation Safety Committee

The Aviation Safety Committee comprises three members and is chaired by Mr. Tan Wan Geng as non-executive Director. The other two members are Mr. Zheng Fan as independent non-executive Director and Mr. Tan Jin Song as independent non-executive Director.

D.	EMPLOYEES

As of December 31, 2017, we had 96,234 employees, including 8,957 pilots, 19,632 flight attendants, 16,031 maintenance personnel, 9,409 passenger transportation personnel, 6,791 cargo transportation personnel, 10,340 ground service personnel, 2,519 flight operation officers, 2,301 flight security guards, 1,474 information system personnel, 2,485 financial personnel, and 16,295 other personnel. All of our pilots, flight attendants, maintenance personnel, administrative personnel and sales and marketing personnel are contract employees.

Our employees are members of a trade union organized under the auspices of the All-China Federation of Trade Unions, which is established in accordance with the Trade Union Law of China. One representative of our Company labor union currently serve on the Supervisory Committee of our Company. Each of our subsidiaries has its own trade union. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations, and we believe that our relations with our employees are good.

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

Retirement benefits

Our employees participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where our major operations are located. We are required to contribute to these schemes at rates ranging from 13% to 20% (2016: 13% to 20%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of our Group are assumed by these schemes. We, at our sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, our Company and our major subsidiaries joined a new defined contribution retirement scheme that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2017 was approximately RMB546 million.

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

None of our directors and senior management owns any shares or options in our Group as of April 26, 2018.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 26, 2018 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Beneficially Owned(1)	Percentage of the Respective Class of Shares (2)	Percentage of Total Shares
A shares	CSAH	4,039,228,665	57.52%	40.04%
H shares	HKSCC Nominees Limited	1,749,711,988	57.08%	17.34%
H shares	CSAH(3)	1,070,362,000	34.92%	10.61%
H shares	Nan Lung Holding Limited	1,039,212,000	33.90%	10.30%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)	Percentage of A Shares and percentage of H Shares is based on 7,022,650,000 A Shares and 3,065,523,272 H Shares, respectively, issued as of April 26, 2018. Percentage of total shares is based on 10,088,173,272 shares issued as of April 26, 2018.
(3)	CSAH was deemed to be interested in an aggregate of 1,070,362,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.02% of its then total issued H Shares) and 1,039,212,000 H Shares were directly held by Nan Lung (representing approximately 33.90% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Yazhou Travel Investment Company Limited.

Shareholders of H Shares and A Shares enjoy the same voting rights with respect to each share. None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2017, there were 46 registered holders of 1,760,568 American Depositary Shares in the U.S., consisting of 2.87% of our outstanding H shares. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CSAH, which is an entity wholly-owned by the Chinese government.

B.	RELATED PARTY TRANSACTIONS

For a detailed description of our related party transactions, please see Note 50 to the consolidated financial statements. In particular, the following arrangements, which our Company believes are material to our operations, have been made between our Company and CSAH and its affiliates during the year ended December 31, 2017 and up to the latest practicable date. Our Company believes that these arrangements have been entered into by our Company in the ordinary course of business and in accordance with the agreements governing such transactions.

Arrangements with CSAH

De-merger Agreement

The De-merger Agreement dated March 25, 1995 (such agreement was amended by the Amendment Agreement No.1 dated May 22, 1997) was entered into between CSAH and our Company for the purpose of defining and allocating the assets and liabilities between CSAH and our Company. Under the De-merger Agreement, CSAH and our Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAH or our Company pursuant to the De-merger Agreement.

Neither our Company nor CSAH has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this Annual Report.

Trademark License Agreement

Our Company and CSAH entered into a ten-year trademark license agreement dated May 22, 1997. Pursuant to which CSAH acknowledges that our Company has the right to use the name “China Southern” and “China Southern Airlines” in both Chinese and English, and grants our Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with our Company’s airline and airline-related businesses. Unless CSAH gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark license agreement entered into by our Company and CSAH was automatically renewed for ten years.

Leases

We (as lessee) and CSAH or its subsidiaries (as lessor) entered into lease agreements as follows:

(1)	Our Company and CSAH entered into the Asset Lease Agreement (the “Asset Lease Agreement”) on September 25, 2012 to renew the leases transactions for a term of three years from January 1, 2012 to December 31, 2014. Pursuant to the Asset Lease Agreement, CSAH agrees to continue to lease to our Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as “Shashi”), Zhanjiang and Changsha. The annual rents payable to CSAH under the Asset Lease Agreement is RMB36 million for the three years ending December 31, 2014.

Our Company further entered into the 2013 Nanyang Asset Lease Agreement (the “2013 Nanyang Asset Lease Agreement”) with CSAH on April 19, 2013, pursuant to which CSAH agreed to lease to our Company certain lands, properties, facilities and structures at Nanyang Jiangying Airport for a term of two years, commencing from January 1, 2013 to December 31, 2014. The rent payable under the Nanyang Asset Lease Agreement was RMB30 million for the year ended December 31, 2014.

For the year ended December 31, 2014, the rent incurred by our Group amounted to approximately RMB66 million pursuant to the Asset Lease Agreement and Nanyang Asset Lease Agreement.

As the lease transactions contemplated under the Asset Lease Agreement and the 2013 Nanyang Asset Lease Agreement would continue to be entered into on a recurring basis, our Company and CSAH entered into the new Asset Lease Agreement (the “New Asset Lease Agreement”) on December 29, 2014 for a term of three years from January 1, 2015 to December 31, 2017 to renew lease transactions originally covered under the Asset Lease Agreement and the 2013 Nanyang Asset Lease Agreement. The annual rents payable to CSAH under the New Asset Lease Agreement is RMB86,268,700 for the three years ending December 31, 2017.

For the years ended December 31, 2015, 2016 and 2017, the rent incurred by our Group amounted to RMB86 million pursuant to the New Asset Lease Agreement, respectively.

Our Company and CSAH entered into a new Asset Lease Agreement on January 26, 2018 for a term of three years from January 1, 2018 to December 31, 2020 to renew lease transactions originally covered under the Asset Lease Agreement and the 2013 Nanyang Asset Lease Agreement. The annual cap for rent payable to CSAH under such new New Asset Lease Agreement is RMB116,198,000 for the three years ending December 31, 2020.

(2)	Our Company and CSAH entered into an indemnification agreement dated May 22, 1997 in which CSAH has agreed to indemnify our Company against any loss or damage caused by or arising from any challenge of, or interference with, our Company’s right to use certain lands and buildings.

(3)	On January 9, 2014, our Company and CSAH have entered into two new lease agreements (the “Lease Agreements”), namely, the property lease agreement (the “Property Lease Agreement”) and the land lease agreement (the “Land Lease Agreement”) to renew the land and property leases transactions contemplated thereunder for the period from January 1, 2014 to December 31, 2016. Pursuant to the Property Lease Agreement, CSAH agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAH or its subsidiaries to our Company for office use related to the civil aviation business development. Pursuant to the Land Lease Agreement, CSAH agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to our Company for the purposes of civil aviation and related businesses of our Company. The annual rental is determined after arm’s length negotiation between the parties and adjusted with reference to the rental assessment report prepared by Guangdong Yangcheng Land and Property Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations and historical figures. The maximum annual aggregate amount of rent payable by our Company to CSAH under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending December 31, 2016 shall not exceed RMB40,114,700 and RMB63,582,200, respectively, and such payment shall be made quarterly. On August 13, 2015, our Company and CSAH entered into a supplemental agreement to the Property Lease Agreement, pursuant to which our Company and CSAH agreed that the maximum annual aggregate amount of rent payable by our Company to CSAH under the Property Lease Agreement for the two years ending December 31, 2016 shall be slightly adjusted to not more than RMB40,270,700 (original cap of RMB 40,114,700) and RMB40,348,700 (original cap of RMB 40,114,700), respectively. Save as the said revision, all other terms of the Property Lease Agreement shall remain unchanged.

On December16, 2016, our Company and CSAH have entered into the new Property Lease Agreement and Land Lease Agreement to renew the land and property leases transactions contemplated thereunder for the period from January 1, 2017 to December 31, 2019. Pursuant to this new Property Lease Agreement and Land Lease Agreement, CSAH further agreed to lease the property and land in Shenyang, Chaoyang, Dalian, Changchun, Harbin, Xinjiang, Beijing, Shanghai and foreign offices to our Company. The maximum annual aggregate amount of rent payable by our Company to CSAH under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending December 31, 2019 shall not exceed RMB130 million. Pursuant to this new Property Lease Agreement and Land Lease Agreement, our Company and CSAH shall further discuss and agree on the scope and details of specific leasing and sign separate contracts.

For the year ended December 31, 2015, the rents for property lease and land lease incurred by our Group amounted to RMB40 million and RMB64 million, respectively pursuant to the Lease Agreements.

For the year ended December 31, 2016, the rents for property lease and land lease incurred by our Group amounted to RMB40 million and RMB64 million, respectively pursuant to the Lease Agreements.

For the year ended December 31, 2017, the rents for property lease and land lease incurred by our Group amounted to RMB32 million and RMB68 million, respectively pursuant to the Lease Agreements.

Share Issuance

On June 26, 2017, our Company and CSAH have entered into the A Share Subscription, pursuant to which, our Company will issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) and CSAH will subscribe for no less than 31% of new A Shares, the consideration of which shall be satisfied by transfer of 50% shares of Zhuhai MTU to our Company and cash. The subscription price for new A Shares under the A Shares Subscription Agreement shall not be lower than a price determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the most recent net assets value per share of the Company.

On 19 September 2017, the Company and CSAH entered into the A Share Subscription Supplemental Agreement, pursuant to which 50% shares of Zhuhai MTU as partial consideration payable by CSAH for its subscription of new A Shares under the A Share Subscription Agreement has been adjusted to RMB1,741.08 million, according to the final assessment results of RMB1,838.93 million as stated in the Zhuhai MTU Filed Valuation after the adjustment made due to the dividend distribution of MTU for 2016. Save as amended by the A Share Subscription Supplemental Agreement, all other terms and conditions of the A Share Subscription Agreement as described in the Announcement remain unchanged.

The completion of the A Shares Subscription Agreement will take place when the Shanghai Securities Depository and Clearing Corporation Limited confirms that the new A Shares to be subscribed by CSAH have been fully subscribed by CSAH.

SAIETC, a former wholly-owned subsidiary of CSAH

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

SAIETC was a former wholly-owned subsidiary of CSAH. In August 2016, since SAIETC has become a wholly-owned subsidiary of our Company, the transactions between our Company and SAIETC under Import and Export Agency Framework Agreement are not considered as the connected transactions of our Company. Prior to that, the agency fee incurred by our Group in respect of the above import and export services was RMB60 million in 2016.

Southern Airlines Culture and Media Co., Ltd. (“SACM”), which is 40% owned by our Company and 60% owned by CSAH

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

For the years ended December 31, 2015, 2016, 2017, the media fees incurred by our Group for the media services amounted to RMB67 million, RMB71 million and RMB74 million, respectively.

Southern Airlines Group Finance Company Limited (“SA Finance”), which is 66.02% owned by CSAH, 25.28% owned by our Company and 8.70% owned in aggregate by four subsidiaries of our Company

(1)    On November 8, 2013, our Company renewed the financial services framework agreement (the “Financial Services Framework Agreement”) with the SA Finance for a term of three years starting from January 1, 2014 to December 31, 2016. Under such agreement, the SA Finance agrees to provide to our Company deposit (the “Provision of Deposit Services”) and loan services (the “Provision of Loan Services”). The SA Finance shall pay interests to our Company regularly at a rate not lower than the current deposit rates set by the People’s Bank of China. The Group’s deposits placed with the SA Finance were re-deposited in a number of banks. The SA Finance has agreed that the loans it provided to CSAH and its subsidiaries other than our Group should not exceed the sum of the SA Finance’s shareholders’ equity, capital reserves and total deposits received from other companies (excluding our Group). The rates should be determined on an arm’s length basis and based on fair market rate, and should not be higher than those available from independent third parties. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by our Company as well as the maximum amount of the outstanding loan provided by the SA Finance to our Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is set at RMB6 billion on any given day. The annual cap of fees payable to the SA Finance by our Group for the other financial services should not exceed RMB5 million. On 26 December 2013, the second extraordinary general meeting of 2013 considered and approved the Financial Services Framework Agreement.

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

On August 29, 2016, our Company and SA Finance entered into the new Financial Services Framework Agreement for a term of three years starting from January 1, 2017 to December 31, 2019 to renew the provision of the financial services contemplated under the Financial Services Framework Agreement. The annual caps for the insurance business platform services arrangement under the new Financial Services Framework Agreement for any given day is RMB8 billion. On 16 December 2016, the first extraordinary general meeting of 2016 considered and approved the Financial Services Framework Agreement.

As of December 31, 2015, our deposits placed with SA Fiance amounted to RMB2,934 million.

As of December 31, 2016, our deposits placed with SA Fiance amounted to RMB3,759 million.

As of December 31, 2017, our deposits placed with SA Fiance amounted to RMB6,095 million.

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

For the year ended December 31, 2017, the service fee charged by our Group was RMB26 million.

China Southern Air Holding Ground Services Company Limited (“GSC”), a wholly-owned subsidiary of CSAH

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

For the year ended December 31, 2015, the commission expense and goods handling fee paid to GSC were RMB98 million and RMB109 million, respectively, and the income relating to other services was RMB20million.

For the year ended December 31, 2016, the commission expense and goods handling fee paid to GSC were RMB99 million and RMB117 million, respectively, and the income relating to other services was RMB6 million.

For the year ended December 31, 2017, the commission expense and goods handling fee paid to GSC were RMB44 million and RMB112 million, respectively, and the income relating to other services was RMB3 million.

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

China Southern Airlines Group Property Management Company Limited (the “CSAGPMC”), a wholly-owned subsidiary of CSAH

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

As the transactions contemplated under the New Property Management Framework Agreement and the Airport Property Management Framework Agreement will continue to be entered into on a recurring basis, our Company entered into the new Property Management Framework Agreement (the “Property Management Framework Agreement”) with the services fee in relation to the provision of property management and maintenance services by CSAPMC on December 29, 2014 to renew the property management transactions originally covered under the New Property Management Framework Agreement and the Airport Property Management Framework Agreement for a term of three years from January 1, 2015 to December 31, 2017. In addition, CSAGPMC has also been appointed for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services to our Group, which are newly added services to be provided by CSAGPMC to our Group. The annual cap for the Property Management Framework Agreement is set at RMB90 million, RMB92 million and RMB96 million for the three years ending December 31, 2015, 2016 and 2017, respectively.

For the years ended December 31, 2015, 2016 and 2017, the property management and maintenance fee incurred by our Group respectively amounted to RMB73 million, RMB70 million and RMB70 million pursuant to the New Property Management Framework Agreement, the Airport Property Management Framework Agreement and the Property Management Framework Agreement.

On December 19, 2017, our Company further entered into an Property management Framework Agreement to renew the property management transactions originally covered under the Property Management Framework Agreement for a term of three years from January 1, 2018 to December 31, 2020. The annual cap for the Property Management Framework Agreement is set at 155 million for the three years ending December 31, 2020, respectively.

Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (the “CSA Leasing Company”), which is wholly owned by CSA International Finance Leasing Co., Ltd. (the “CSA International”), which is wholly owned by CSAH

Our Company entered into the A321 Finance Lease agreement and A330 Finance Lease Agreement with CSA Leasing Company on April 27, 2017, pursuant to which CSA Leasing Company agreed to provide finance leasing to our Company in relation to one Airbus A321 aircraft and one Airbus A330-300 aircraft.

CSA International, which is wholly owned by CSAH

Our Company entered into an Aircraft Finance Lease Framework Agreement with CSA International on May 26, 2017, pursuant to which CSA International agreed to provide finance leasing to our Company in relation to the Leased Aircraft.

Our Company entered into the 2018-2019 Finance and Lease Service Framework Agreement with CSA International on October 17, 2017, pursuant to which CSA International agreed to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft and engines.

Shenzhen Air Catering Co., Ltd. (the “SACC”), which is 50.1% owned by CSAH

Our Company entered into a Catering Services Framework Agreement with SACC, a non-wholly-owned subsidiary of CSAH on April 19, 2013 for a term of three years, commencing from January 1, 2013 to December 31, 2015, pursuant to which SACC agrees to provide the in-flight lunch box, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by our Group at the airport where SACC located at. The maximum annual aggregate amount of the services fee payable by our Company to SACC shall not exceed RMB100 million, RMB115 million and RMB132.5 million for each of the years ended December 31, 2013, 2014 and 2015, respectively.

Our Company entered into a new Catering Services Framework Agreement with SACC on December 30, 2015 for an additional term of three years, commencing from January 1, 2016 to December 31, 2018. The annual cap under the new agreement is set at RMB152 million, RMB175 million and RMB201 million for each of the years ending December 31, 2016, 2017 and 2018, respectively.

For the years ended December 31, 2015, 2016 and 2017 the services fee incurred by our Group for the catering services amounted to RMB100 million, RMB124 million and RMB125 million, respectively.

Zhuhai MTU, which is 50% owned by CSAH

Our Company entered into an agreement relating to continuing connected transactions with CSAH, MTU Aero Engines GmbH (“MTU GmbH”) and Zhuhai MTU on September 28, 2009, by which Zhuhai MTU shall continue to provide our Company with engine repair and maintenance services subject to the international competitiveness and at the net most favorable terms, while our Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its date to April 5, 2031.

For the year ended December 31, 2015, 2016 and 2017, our engine repair and maintenance service fees incurred under the agreement amounted to RMB1,324 million, RMB1,877 million and RMB1,537 million, respectively.

Nan Lung, which is wholly owned by CSAH

Our Company entered into the H Share Subscription Agreement with Nan Lung on June 26, 2017, pursuant to which, Nan Lung will, at the subscription price of HK$6.27 per H Share, subscribe in cash for no more than 590,000,000 new H Shares (including 590,000,000 H Shares), raising gross proceeds of no more than HK$3,699.30 million (including HK$3,699.30 million). The subscription price and the number of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend according to the H Share Subscription Agreement. On September 19, 2017, our board considered and approved that the subscription price and the number of H Shares to be issued pursuant to the H Share subscription agreement shall be adjusted to HK$6.156 and not more than 600,925,925 new H Shares, respectively due to the implementation of the 2016 dividend distribution plan of our Company.

Guangzhou Southern Airlines Construction Company Limited (the “GSAC”, which is wholly owned by CSAH)

Our Company entered into the CSA Building Asset Lease Agreement with GSAC on January 19, 2018, pursuant to which GSAC agreed to lease to (i) certain offices at floors 1-10, 12 and 17-36 in CSA Building located at West Side of Yuncheng East Road, Baiyun Xincheng, Baiyun District, Guangzhou with an aggregate gross floor area of not exceeding 88,396 square meters at an annual rental of not exceeding RMB159,112,800; and (ii) 550 parking lots in CSA Building at an annual rental of not exceeding RMB5,520,000 for a term of three years commencing from 19 January 2018 to 18 January 2021. CSA Building is developed by GSAC for office and business purpose. The annual rental will be payable on a quarterly basis and will be funded by the internal resources of our Company.

Guangzhou Nansha CSA Tianshui Leasing Co., Ltd(the Guangzhou “Tianshui”), which is indirect wholly-owned by CSAH

Our Company entered into the Aircraft Sale and Leaseback Agreement with Guangzhou Tianshui on March 16, 2018, pursuant to which our Company agreed to sell 14 A320 aircrafts to Guangzhou Tianshui. The consideration for such aircrafts of RMB371 million is determined after arm’s length negotiations between our Company and Guangzhou Tianshui with reference to the actual conditions of such aircrafts and the valuation of such aircrafts prepared by China United Assets Appraisal Group Co., Ltd..

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

The Acquisition was completed in December 2014.

Acquisition of 4% Equity Interests in Xiamen Airlines from Xiamen Jianfa

On July 14, 2015, our board announced that our Company and Xiamen Jianfa entered into an agreement (the “Share Transfer Agreement”), pursuant to which Xiamen Jianfa agreed to sell and our Company agreed to purchase 4% equity interests (the “Targeted Equity Interests”) in Xiamen Airlines at the consideration of RMB586,666,670 (the “Acquisition”). Our Company believes that the increase of 4% equity interests in Xiamen Airlines held by our Company can help our Group to further enhance our control over the Xiamen Airlines, help the Xiamen Airlines to maintain a stable shareholding structure, further improve the strategic synergy effect of our Company and Xiamen Airlines and improve the overall operating results of our Company.

On December 8, 2015, our Company and Xiamen Jianfa entered into a supplemental agreement to the Share Transfer Agreement, pursuant to which the parties agreed to adjust the consideration from RMB586,666,667 to RMB626,666,667 so as to reflect the profit attribution arrangement. The acquisition was completed in December 2015.

Acquisition of 100% equity interests in SAIETC

On 2 February 2016, our Company and CSAH entered into the share transfer agreement (the “Share Transfer Agreement”), pursuant to which our Company agreed to purchase and CSAH agreed to sell 100% equity interests in SAIETC at the consideration of RMB400,570,400. The consideration of RMB400,570,400 is determined after an arm’s length negotiation between the parties in accordance with prevailing market conditions and after taking into account, inter alia, the net asset value of SAIETC and the appraisal value of 100% equity interests in SAIETC as of June 30, 2015, net of decrease of net asset resulting from events after balance sheet date (including profit distribution and long-term equity investment).

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

Capital Increase Agreement

On December 23, 2016, our Company entered into the Capital Increase Agreement (the “Capital Increase Agreement”) with CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited (“Nanland Company”), under which each party agreed that each of our Company and CSAH can increase the capital of SA Finance, up to RMB500 million in total. RMB348,597,550 of such capital increase will be used to increase the registered capital from RMB724,329,500 to RMB1,072,927,050, while RMB151,402,450 will be used to increase the capital reserve of SA Finance. Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland Company (non-wholly owned subsidiary of our Company) agreed to waive their rights to make capital contributions. The amounts of capital increase to the SA Finance were determined by each party through fair negotiation with reference to (among other things) the net assets of SA Finance on May 31, 2016 and current shareholding ratio of each party in SA Finance.

Upon the completion of capital increase, the equity interest held by CSAH in the SA Finance would remain at 66.022% while the equity interest held by our Company in the SA Finance would increase from 21.089% to 25.277%.

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

The Vendor is a wholly-owned subsidiary of CITIC China Southern Air Construction Development Co., Ltd. which is owned as to 49% by CSAH. CSAH is the controlling shareholder of our Company and therefore the Vendor is a connected person of our Company under the Listing Rules.

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

On 7 December 2017, Zhuhai Airlines, as purchaser (“Purchaser”), entered into the Sale and Purchase Agreements with Zhuhai China Southern Air Real Property Development Co., Ltd., as vendor (“Vendor”), pursuant to which the Purchaser agreed to acquire the whole 7th to 11th floor and one shop of China Southern Air Zhuhai Area Headquarter Building located at No. 52 Haibin South Road, Xiangzhou District, Zhuhai City, the PRC with a gross floor area of approximately 8,183.27 square meters (“Property”) at a total consideration of RMB159,990,100 for office and marketing purposes.

The consideration for the Property Acquisition was determined after arm’s length negotiations between our Company and the Vendor, with reference to (i) the price of similar types (for office purpose) of properties located in the same areas in Zhuhai, which ranges from RMB25,900 per square meter to RMB31,300 per square meter; (ii) the price of street shops in the open market of Zhuhai, which is approximately RMB80,000 per square meter; (iii) the prevailing selling prices of other shops of the development in which the Property forms part of, in the open market of Zhuhai; and (iv) the agreed discount of approximately 22.58% on the price offered to public which is RMB206,654,700, provided by the Vendor to the Company. The consideration also includes taxes and renovation costs. Our Company intends to satisfy the consideration by its internal resources.

The vendor is a wholly-owned subsidiary of Zhonghai China Southern Air Construction Development Co., Ltd., which is owned as to 49%, 30% and 21% equity interests by CSAH, CITIC Real Estate Group Co., Ltd. and Guangdong Zhonghai Real Estate Co., Ltd. respectively. As CSAH is a controlling shareholder of our Company, the vendor is a connected person of our Company under the Listing Rules.

The Property Acquisition will strengthen the Company’s cooperation with the Zhuhai municipal government as the development of the Property was approved by Zhuhai municipal government with a view to provide support to the business development of our Company. The Property Acquisition will also address Zhuhai Airline’s needs for improvement on infrastructure to support the growth of Zhuhai Airline in the civil aviation market. Since the Property is situated at the commercial business district in Zhuhai City, our Company believes that acquiring the Property with such geographical advantages as its office can not only meet the needs of future business development, but also realign its office premises with our Company’s brand and image.

All the above related party transactions have been approved by independent non-executive directors.

Provision of Guarantees to SPV established by our Company

In order to reduce aircraft leasing costs, the Board of the Company convened the extraordinary meeting on 29 December 2015, 7 April 2017, 25 April 2017, 21 August 2017, 29 November 2017, respectively, and considered the guarantees provided for SPVs established by the Company. By the end of the reporting period, the Company provided the SPV with total guarantee of US1.164 billion.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

Not applicable.

Dividend Information

A dividend in respect of the year ended December 31, 2017 of RMB0.1 (inclusive of applicable tax) per share, amounting to a total dividend of RMB1,009 million was proposed by the directors on March 26, 2018. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

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

The principal trading market for our Company’s H Shares is the Hong Kong Stock Exchange, and our Company’s trading code is “1055”. Our Company completed our initial public offering of H Shares on July 30, 1997. The ADRs, each representing 50 H Shares, have been listed for trading on the New York Stock Exchange since July 31, 1997, under the symbol “ZNH”.

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

	The Hong Kong Stock Exchange Price Per H Share (HK$)		The New York Stock Exchange Price per ADR (US$)		The Shanghai Stock Exchange Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual Market Prices
Fiscal Year ended December 31, 2013	4.43	2.61	30.04	17.09	4.30	2.54
Fiscal Year ended December 31, 2014	3.90	2.23	25.17	14.53	5.93	2.26
Fiscal Year ended December 31, 2015	9.84	3.53	63.29	22.52	15.98	4.48
Fiscal Year ended December 31, 2016	5.50	4.00	36.29	25.44	8.62	5.86
Fiscal Year ended December 31, 2017	8.18	4.09	54.52	26.21	12.30	7.03

Quarterly Marker Prices
Fiscal Year ended December 31, 2016
First Quarter	5.48	4.13	35.23	25.44	8.04	5.86
Second Quarter	5.30	4.20	34.18	26.96	7.56	6.06
Third Quarter	5.50	4.35	36.29	28.13	8.62	6.97
Fourth Quarter	4.59	4.00	29.47	25.71	7.76	6.79
Fiscal Year ended December 31, 2017
First Quarter	5.49	4.09	35.68	26.21	8.20	7.03
Second Quarter	6.78	5.13	42.20	32.69	9.08	7.66
Third Quarter	6.52	5.38	41.81	34.37	9.06	7.90
Fourth Quarter	8.18	5.37	54.52	34.66	12.30	8.07

Monthly Marker Prices
October 2017	5.86	5.37	37.52	34.66	8.72	8.07
November 2017	7.42	5.79	48.00	37.05	11.14	8.91
December 2017	8.18	6.85	54.52	43.84	12.30	10.46
January 2018	10.20	7.90	64.70	50.54	11.94	10.44
February 2018	10.88	8.62	70.52	55.00	12.79	10.82
March 2018	10.42	7.86	66.29	50.29	11.83	9.71
April 2018 (up to April 20, 2018)	8.57	7.09	53.98	46.50	10.52	9.38

B.	Plan of Distribution

Not applicable.

C	Markets

See “Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

NOT applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Other Senior Administrative Officers

Pursuant to the Article 17 of the Articles of Association, other senior administrative officers of our Company refer to the Executive Vice President, Chief Financial Officer, Chief Pilot, COO Flight Safety, Chief Information Officer, Chief Economist, Chief Legal Adviser, Chief Engineer, COO Flight Operations, Company Secretary and other senior management appointed by the Board of Directors.

Objects and Purposes

Pursuant to the Article 19 of the Articles of Association, the scope of business of our Company includes: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5)provision of air catering services; (6) engaging in other airline or airlinerelated business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; all subject to approval by company registration authorities.

Directors

Pursuant to Article 175 of the Articles of Association, where a director is interested in any resolution proposed at a board meeting, such director shall abstain from voting and shall not have a right to vote. Such director shall not be counted in the quorum of the relevant meeting. Such directors also shall not vote on behalf of other directors. Board meetings may be convened by more than half of the directors who are not interested in the proposal. Resolutions of board meetings shall be passed by more than half of directors who are not interested in the proposal.

Pursuant to Article 245 of the Articles of Association, where a director of our Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board of Directors. For the purposes of this Article, a director is deemed to be interested in a contract, transaction or agreement in which an associate of him is interested.

Pursuant to Article 253 of the Articles of Association, our Company shall, with the prior approval of shareholders in shareholders’ general meeting, enter into a contract in writing with a director wherein his emoluments are stipulated. The aforesaid emoluments include, emoluments in respect of his service as director, Supervisor or senior administrative officer of our Company or any subsidiary of our Company, emoluments in respect of the provision of other services in connection with the management of the affairs of our Company and any of its subsidiaries, and payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office. There is no specific provisions concerning a director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body, other than the above Article 175 with respect to a director’s voting power in matters he is materially interested.

Ordinary Shares

Pursuant to Article 27 of the Articles of Association, subject to the approval of the securities authority of the State Council, our Company may issue and offer shares to domestic investors or foreign investors for subscription. Foreign investors are those investors of foreign countries and regions of Hong Kong, Macau and Taiwan who subscribe for shares issued by our Company. Domestic investors are those investors within the territory of the PRC (excluding investors of the regions referred to in the preceding sentence) who subscribe for shares issued by our Company.

Pursuant to Article 28 of the Articles of Association, shares issued by our Company to domestic investors for subscription in RMB shall be referred to as “Domestic Shares”. Shares issued by our Company to foreign investors for subscription in foreign currencies shall be referred to as “Foreign Shares”. Foreign Shares which are listed overseas are called “Overseas Listed Foreign Shares”. The foreign currencies mean the legal currencies (apart from RMB) of other countries or regions which are recognised by the foreign exchange control authority of the state and can be used to pay our Company for the share price.

Pursuant to Article 29 of the Articles of Association, Domestic Shares issued by our Company shall be called “A Shares”. Overseas Listed Foreign Shares issued by our Company and listed in Hong Kong shall be called “H Shares”. H Shares are shares which have been admitted for listing on the Stock Exchange of Hong Kong Limited, the par value of which is denominated in RMB and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States of America in the form of ADR. Shares issued by our Company, including Domestic Shares and Foreign Shares, are all ordinary shares.

Pursuant to Article 63 of the Articles of Association, the ordinary shareholders of our Company shall enjoy the following rights:

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

(b)state of the Company’s share capital;

(c)reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of last accounting year and the aggregate amount paid by the Company for this purpose;

(d)minutes of shareholders’ general meetings and accountants’ report; and

(e)interim and annual reports of the Company.

(7)    in the event of the termination or liquidation of the Company, to participate in the distribution of surplus assets of the Company in accordance with the number of shares held; and

(8)    the right to request the company to repurchase their shares as a result of disagreement on the resolutions passed by the shareholders’ general meeting on the merger or division of the Company; and

(9)    other rights conferred by laws, administrative regulations and these Articles of Association.

According to Article 270, dividends shall be distributed in accordance with the proportion of shares held by shareholders.

According to Article 38 of the Articles of Association, our Company may repurchase its issued shares under the following circumstances: (1) cancellation of shares for the reduction of its capital; (2) merging with another company that holds shares in our Company; (3) awarding its employees with shares; (4) at the request of the dissenting shareholders; and (5) other circumstances permitted by laws and administrative regulations.

According to Article 42 of the Articles of Association, unless our Company is in the course of liquidation, it must comply with thefollowing provisions in relation to repurchase of its issued shares: (1) where our Company repurchases shares of our Company at par value, payment shall be made out of book surplus distributable profits of our Company or out of proceeds of a fresh issue of shares made for that purpose; (2) where our Company repurchases shares of our Company at a premium to its par value, payment up to the par value may be made out of the book surplus distributable profits of our Company or out of the proceeds of a fresh issue of shares made for that purpose: (i) If the shares being repurchased were issued at par value, payment shall be made out of the book surplus distributable profits of the Company; (ii) If the shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose, provided that the amount paid out of the proceeds of the fresh issue shall not exceed the aggregate of premiums received by the Company on the issue of the shares repurchased or the current amount (including the premiums on the fresh issue) of the Company’s premium account (or capital common reserve fund account) at the time of the repurchase; (3) payment by our Company in consideration of the following shall be made out of our Company’s distributable profits: (i) acquisition of rights to repurchase shares of our Company; (ii) variation of any contract to repurchase shares of our Company; and (iii) release of any of our Company’s obligation under any contract to repurchase shares of our Company; and (4) After our Company’s registered capital has been reduced by the total par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of our Company for paying up the par-value portion of the shares repurchased shall be transferred to our Company’s premium account (or capital common reserve fund account).

According to Article 68 of the Articles of Association, shareholders of our company have the obligation not to withdraw their shares unless required by laws and regulations; shareholders are not liable to make any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription.

According to Article 267 of the Articles of Association, when distributing each year’s after-tax profits, our Company shall set aside 10% of such profits for our Company’s statutory common reserve fund, except where the accumulated balance of the said fund has reached 50% of our Company’s registered capital. After our Company has allocated its after-tax profits to the statutory common reserve fund, we may, with the approval of the shareholders by way of resolution in a shareholders’ general meeting, further allocate its after-tax profits to the discretionary common reserve fund.

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

Meetings of Shareholders

According to Article 79, shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by our board of directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year.

According to Article 80, under any of the following circumstances, our board of directors shall convene an extraordinary general meeting within two months: (1) the number of directors is less than that is required by the Company Law or two thirds of the number of directors specified in these Articles of Association; (2) the accrued losses of our Company amount to one third of the total amount of its share capital; (3) shareholder(s) individually or jointly holding 10% or more of our Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting; (4) it is deemed necessary by the board of directors or requested by the supervisory committee to convene an extraordinary general meeting; (5) more than one half of the independent directors propose to convene the meeting.

According to Article 92 of the Articles of Association, notice of a shareholders’ general meeting shall be given by way of announcement or by any other manner as provided in these Articles of Association (if necessary), not less than forty-five days (including forty-five days) before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered, the date and the place of the meeting.

According to Article 93 of the Articles of Association, our Company shall, based on the written replies received twenty days before the date of the shareholders’ general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of our Company’s total voting shares, our Company may hold the meeting; if not, then our Company shall within five days notify the shareholders again by public notice of the matters to be considered, the place and date for, the meeting. Our Company may then hold the meeting after such publication of notice.

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

Merger, Acquisition or Corporate Restructuring

Pursuant to Article 295 of the Articles of Association, in the event of the merger or division of our Company, a plan shall be presented by our Company’s board of directors and shall be approved in shareholders’ general meeting and the relevant examining and approving formalities shall be processed as required by law. A shareholder who objects to the plan of merger or division shall have the right to demand our Company or the shareholders who consent to the plan of merger or division to acquire that dissenting shareholder’s shareholding at a fair price. The contents of the resolution of merger or division of our Company shall be made into special documents for shareholders’ inspection. Such special documents shall be sent by mail to holders of Overseas-Listed Foreign Shares.

Ownership to Be Disclosed

The Articles of Association do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C	MATERIAL CONTRACTS

Other than such contracts as are described in our disclosure in Item 4 “Information on the Company” and Item 7 “Major Shareholders and Related Party Transactions”, we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.

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

For individuals, Chinese tax law generally provides that an individual who receives dividends from Chinese companies is subject to a 20% individual income tax. A 50% reduction of taxable income is granted by Chinese tax law for an individual receiving dividends from a listed company on Shanghai Stock Exchange or Shenzhen Stock Exchange. As a result, the effective tax rate for dividends received by A share individual holder is 10% in 2018. Dividend income received by any foreign individual that holds overseas shares in Chinese enterprise is generally subject to individual income tax at a flat rate of 20%, subject to exemption or reduction by an applicable double-taxation treaty.

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

U.S. Holders

Dividends on ADRs

Subject to the Passive Foreign Investment Company (“PFIC”) discussion below, if our Company makes distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADRs will generally be treated as dividend income if the distributions are made from our Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADRs for a sufficient period of time, dividend distributions on our Company’s ADRs will generally constitute qualified dividend income taxed at a preferential rate as long as our Company is not treated as a PFIC, our Company’s ADRs continue to be readily tradable on the New York Stock Exchange and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

Our Company will be classified as a PFIC in any taxable year if either: (1) the average value during the taxable year of our assets that produce passive income, or are held for the production of passive income, is at least 50% of the average value of our total assets for such taxable year (the “Asset Test”); or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties)(the “Income Test”). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or as being held for the production of passive income; and (2) the average values of our Company’s passive and total assets is calculated based on our market capitalization. In the case of publicly traded corporations, fair market value must be used for purposes of applying the Asset Test. In addition, regarding the above two tests, there are complex look-through rules to consider with respect to the assets and activities of related corporations from which our Company either receives income or in which it holds an interest. More specifically, certain adjustments are made to exclude certain income received from a related party or to include income earned and assets held by a 25% or more owned subsidiary in determining whether our Company qualifies as a PFIC under the two tests. In particular: 1) passive income received from a related party is excluded if it is properly allocable to the non-passive income of the related party, and 2) if our Company owns directly or indirectly 25% or more of the stock of another corporation, our Company is treated as if we owned directly a proportionate share of that corporation’s assets and income.

Our Company believes that we were not a PFIC for the taxable year 2017. However, there can be no assurance that our Company will not be a PFIC for the taxable year 2017 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, our Company would be a PFIC for the taxable year 2017 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash.

If our Company were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess distributions” our Company makes regardless of whether our Company continues to be a PFIC in the year in which you receive an “excess distribution”. An “excess distribution” would be either (1) the excess amount of a distribution with respect to ADRs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADRs, or (2) 100% of the gain from the disposition of ADRs.

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

If our Company were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 “Information Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund.” However, our Company does not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ADRs.

If our Company were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADRs provided our Company’s ADRs are “marketable”. Our Company’s ADRs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognise as ordinary income or ordinary loss the difference between the fair market value of your ADRs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADRs would be adjusted to reflect any such income or loss. Any gains recognised on the sale or other disposition of the ADRs would be treated as ordinary income and any losses would be treated as ordinary losses (but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADRs.

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

Fuel Price Fluctuation Risk

Our earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage our exposure to the fluctuations in jet fuel prices. Our results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for our Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased or decreased the fuel costs by approximately RMB3,190 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 4(e) to the consolidated financial statements.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates. The majority of our borrowings and obligations under capital leases are in the form of long-term fixed-rate and variable-rate. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate our cash flow interest rate risk. The interest rate swaps allow our Company to pay at fixed rate from 1.64% to 1.72% to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2017 amounted to USD460 million.

Cross currency swaps have been entered into mitigate interest rate risk and foreign currency risk. The cross currency swaps allow our Company to exchange the floating interest rate and principal payments in USD for fixed interest rate rate from 3.58% to 4.04% and principal payments in Renminbi. The notional principal of the outstanding cross currency swaps as at December 31, 2017 amounted to USD920 million.

The sensitivity analysis of interest rate risk is disclosed in Note 4(b) to the consolidated financial statements.

The following table provides information regarding our financial instruments that are sensitive to changes in interest rate as of December 31, 2017 and 2016:

	As of December 31, 2017 Expected Maturity Date								As of December 31, 2016
	2018	2019	2020	2021	2022	Thereafter	Total recorded amount	Fair Vlaue(2)	Total Recorded amount	Fair Vlaue(2)
Variable rate bank and other loans in US$ Average interest rate	8,135	66	—	—	—	—	8,201	8,201	208	208
Average intereset rate	2.38%	4.99%	—	—	—	—	2.40%		2.75%
Variable rate bank and other loands in Euro	—	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—		—
Fixed rate bank and other loans in RMB	3,430	8,100	1	6,600	1	17	18,149	18,149	39,695	39,695
Average interest rate	3.67%	3.06%	1.20%	3.12%	1.20%	1.20%	3.20%		2.97%
Variable rate bank and other loans in RMB	16,003	963	4,833	69	63	10	21,941	21,941	5,601	5,601
Average interest rate	4.06%	4.35%	4.38%	4.35%	4.34%	4.41%	4.14%		4.02%

(1)	These interest rates are calculated based on the year end indices.
(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2017 and 2016.

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

As of December 31, 2017, we operated a total of 477 aircraft under operating leases and capital leases. Certain of the leases are at rates that are substantially fixed. Such leases expose us to market risks. However, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under capital leases and operating leases are disclosed in Note 37 and Note 48(b) to the consolidated financial statements, respectively.

The following table provides information regarding our material foreign currency sensitive financial instruments and capital commitments as of December 31, 2017 and 2016:

	As of December 31, 2016 Expected Maturity Date								As of December 31, 2016
	2018	2019	2020	2021	2022	Thereafter	Total Recorded Amount	Fair Value (1)	Total Recorded Amount	Fair Value (1)
Variable rate bank and other loans in US$	8,135	66	—	—	—	—	8,201	8,201	208	208
Capital commitment in US$	28,125	28,370	22,686	4,808	2,845	—	86,834	86,834	83,532	83,532

(1)	Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2017 and 2016.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year •	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Payments from the Depositary to Us

In 2017, we received from the depositary a reimbursement of US$76,627.17, net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by our Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of the service to our Company, the Bank of New York Mellon waived a total amount of US$131,269.98 for the standard costs associated with the administration of the ADS program in 2017.

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

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Southern Airlines Company Limited:

Opinion on Internal Control Over Financial Reporting

We have audited China Southern Airlines Company Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated April 26, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Huazhen LLP

Beijing, China

April 26, 2018

Changes in internal control over financial reporting

During the year ended December 31, 2017, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT AND RISK MANAGEMENT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tan Jin Song qualifies as an audit and risk management committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Tan Jin Song satisfies as an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. See “Item 6 Directors, Senior Management and Employees — Directors and Senior Management”.

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

KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal year ended December 31, 2016 and 2017. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees of our principal accountants for each of the fiscal years of 2016 and 2017:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
		RMB (in million)
2016	13.0	—	0.4	—
2017	13.8	—	0.1	—

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

Our audit and risk management committee pre-approved all audit and non-audit services performed by our principal accountant for the fiscal years ended December 31, 2016 and 2017.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT AND RISK MANAGEMENT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Our Company has established a nominating committee. As at 31 December 2017, the Nomination Committee consists of three members, including Mr. Zheng Fan (independent nonexecutive Director) as chairman and Mr. Wang Chang Shun (executive Director) and Mr. Jiao Shu Ge (independent non-executive Director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and Management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and Management; investigate and propose candidates for Directors and Management and other senior management members to the Board.

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

Our Company has established a remuneration and assessment committee consisting of three members. As of December 31, 2017, the Remuneration and Assessment Committee comprises three members and chaired by Mr. Gu Hui Zhong (independent non-executive Director) together with Mr. Zhang Zi Fang (executive Director) and Mr. Zheng Fan (independent non-executive Director) as members.

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

The responsibilities are similar to those stipulated by the NYSE rules, but the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee. The responsibilities of the remuneration and assessment committee are to approve the remuneration packages of directors and senior management of our Group, and our Company’s “preliminary proposals on annual emoluments of the directors and senior management of our Group”. The remuneration and assessment committee is also responsible for assessing performance of executive director and approving the terms of executive directors’ service contracts.

Audit and risk management committee

Listed companies must have an audit and risk management committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit and risk management committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.

Our board of directors of our Company has established an audit and risk management committee that satisfies relevant domestic requirements and the audit and risk management committee has a written charter. As of December 31, 2017, the Audit and Risk Management Committee consists of three members, Mr. Gu Hui Zhong, Jiao Shu Ge and Tan Jin Song, with Tan Jin Song being the Chairman of the Audit and risk management committee.

NYSE corporate governance rules	Our Company’s governance practices

The written charter of the audit and risk management committee must specify that the purpose of the audit and risk management committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.	The responsibilities of the audit and risk management committee are similar to those stipulated by the NYSE rules, but according to the domestic practices, our Company is not required to make an annual performance evaluation of the audit and risk management committee and the audit and risk management committee is not required to prepare an audit report to be included in our Company’s annual proxy statement.

The written charter must also require the audit and risk management committee to prepare an audit and risk management committee report as required by the SEC to be included in the listed company’s annual proxy statement as well as an annual performance evaluation of the audit and risk management committee.

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

ITEM 16.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation) (Filed as Exhibit 99.5 to our Form 6-K (File No. 001-14600) filed with the Securities and Exchange Commission on December 27, 2013).

2.1	Specimen Certificate for the H Shares (Filed as Exhibit 2.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013).

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt (Filed as Registration Statement on Form F-6 (File No. 333-07116), filed with the Securities and Exchange Commission on August 7, 2012).

4.1	Form of Director’s Service Agreement (Filed as Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006).

4.2	Form of Non-executive Director’s Service Agreement (Filed as Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006).

4.3	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on February 28, 2012* (Filed as Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 27, 2012).

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012* (Filed as Exhibit 4.4 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013).

4.5	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on December 5, 2012* (Filed as Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013).

4.6	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on December 17, 2015* (Filed as Exhibit 4.6 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016).

4.7	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 * (Filed as Exhibit 4.7 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016).

4.8	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 * (Filed as Exhibit 4.8 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016).

4.9	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on December 23, 2015* (Filed as Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016).

4.10	Import and Export Agency Framework Agreement entered into by and between our Company and Southern Airlines (Group) Import and Export Trading Company Limited on January 9, 2014 (Filed as Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014).

4.11	Media Services Framework Agreement entered into by and between our Company and Southern Airlines Culture and Media Co., Ltd. on April 19, 2013 (Filed as Exhibit 4.12 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014).

4.12	Financial Services Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on November 8, 2013 (Filed as Exhibit 4.13 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014).

4.13	Passenger and Cargo Sales Agency Services Framework Agreement entered into by and between our Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited on November 8, 2013 (Filed as Exhibit 4.14 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014).

4.14	Catering Service Framework Agreement entered into by and between our Company and Shenzhen Air Catering Co., Ltd. on April 19, 2013 (Filed as Exhibit 4.17 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014).

4.15	Property Lease Agreement entered into by and between our Company and CSAH on January 9, 2014 (Filed as Exhibit 4.18 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014).

4.16	Land Lease Agreement entered into by and between our Company and CSAH on January 9, 2014 (Filed as Exhibit 4.19 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014).

4.17	Trademark License Agreement entered into by and between our Company and CSAH on May 22, 1997 (Filed as Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009).

4.18	A Share subscription agreement entered into by and between our Company and CSAH on June 11, 2012 (Filed as Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013).

4.19	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on May 16, 2014* (Filed as Exhibit 4.23 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015).

4.20	English translation of Asset Lease Agreement entered into by and between our Company and CSAH on December 29, 2014 (Filed as Exhibit 4.24 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015).

4.21	English translation of Supplemental Agreement to the Media Services Framework Agreement entered into by and between our Company and Southern Airlines Culture and Media Co., Ltd. on December 29, 2014 (Filed as Exhibit 4.25 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015).

4.22	English translation of Property Management Framework Agreement entered into by and between our Company and Guangzhou China Southern Airlines Property Management Company Limited on December 29, 2014 (Filed as Exhibit 4.26 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015).

4.23	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. Guangdong Branch on November 21, 2014 (Filed as Exhibit 4.27 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015).

4.24	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Sunshine Property and Casualty Insurance Company Limited on November 21, 2014 (Filed as Exhibit 4.28 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015).

4.25	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and PICC Property and Casualty Company Limited Guangzhou Branch on November 21, 2014 (Filed as Exhibit 4.29 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015).

4.26	English translation of Electronic aviation passenger comprehensive insurance four-parties cooperation agreement entered into by and among Guangdong CSA E-commerce Co., Ltd. SA Finance, Air Union Insurance Brokers (Beijing) Co., Ltd. and Taiping Pension Co., Ltd. on November 21, 2014 (Filed as Exhibit 4.30 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015).

4.27	English translation of Equity Transfer Agreement entered into by and between Xiamen Airlines Company Limited and Hebei Airlines Investment Group Company Limited on October 13, 2014 (Filed as Exhibit 4.31 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015).

4.28	English translation of Supplemental Agreement to the financial service framework agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited regarding revising each of the Cap in relation to the Provision of Deposit Services and the annual cap for the Provision of the Loan Services on May 4, 2015 (Filed as Exhibit 4.28 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016).

4.29	English translation of Equity Transfer Agreement entered into by and between our Company and Xiamen Jiafa Group Co., Ltd. on July 14, 2015 (Filed as Exhibit 4.29 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016).

4.30	English translation of Insurance Business Platform Cooperation Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on November 19, 2015 (Filed as Exhibit 4.30 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016).

4.31	English translation of Supplemental Agreement to Equity Transfer Agreement entered into by and between our Company and Xiamen Jiafa Group Co., Ltd. on December 8, 2015 (Filed as Exhibit 4.31 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016).

4.32	English translation of Catering Service Framework Agreement entered into by and between our Company and Shenzhen Air Catering Co., Ltd. on December 30, 2015 (Filed as Exhibit 4.32 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016).

4.33	English translation of Supplemental Agreement to the property lease agreement entered into by and between our Company and CSAH on August 13, 2015 (Filed as Exhibit 4.33 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016).

4.34	English translation of Media Services Framework Agreement entered into by and between our Company and Southern Airlines Culture and Media Co., Ltd. on December 30, 2015 (Filed as Exhibit 4.34 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016).

4.35	English translation of Financial Services Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016 (Filed as Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017).

4.36	English translation of Insurance Business Platform Services Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016 (Filed as Exhibit 4.36 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017).

4.37	English translation of Property Lease and Land Lease Agreement entered into by and between our Company and CSAH on December 16, 2016 (Filed as Exhibit 4.37 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017).

4.38	English translation of Passenger and Cargo Sales and Ground Services Framework Agreement entered into by and between our Company and China Southern Air Holding Ground Services Company Limited on December 16, 2016 (Filed as Exhibit 4.38 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017).

4.39	Supplemental Agreement No. 3 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016* (Filed as Exhibit 4.39 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017).

4.40	Supplemental Agreement No. 4 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016* (Filed as Exhibit 4.40 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017).

4.41	Supplemental Agreement No. 3 to Purchase Agreement No. 03757 Relating to Boeing Model 737-800 Aircraft entered into by and between Xiamen Airlines and Boeing on April 26, 2016*(Filed as Exhibit 4.41 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017).

4.42	Purchase Agreement No. GUN-PA-04455 Relating to Boeing Model 787-9 Aircraft entered into by and between our Company and Boeing on October 12, 2016* (Filed as Exhibit 4.42 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017).

4.43	Airbus Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S on April 26, 2017*

4.44	English translation of Aircraft Finance Lease Framework Agreement entered into by and between our Company and CSA International on May 26, 2017

4.45	English translation of 2018-2019 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 17, 2017

4.46	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017*

4.47	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017 *

4.48	English translation of Property Management Framework Agreement entered into by and between our Company and CSAPMC on December 19, 2017

4.49	Acquisition Agreement entered into by and between Xianmen Airlines and Boeing on March 21, 2018 *

8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (included in Exhibit 4.1)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Wang Chang Shun
Name:	Wang Chang Shun
Title:	Chairman of our board of directors

Date: April 26, 2018

CHINA SOUTHERN AIRLINES COMPANY LIMITED

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Southern Airlines Company Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of China Southern Airlines Company Limited and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2016.

Beijing, China

April 26, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Southern Airlines Company Limited:

In our opinion, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended December 31, 2015 present fairly, in all material respects, the results of operations and cash flows of China Southern Airlines Company Limited and its subsidiaries (the “Company”) for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, China

April 28, 2016

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2017, 2016 and 2015

	Note	2017 RMB million	2016 RMB million	2015 RMB million
Operating revenue
Traffic revenue	5	121,873	109,693	107,099
Other operating revenue	7	5,933	5,288	4,553

Total operating revenue		127,806	114,981	111,652

Operating expenses
Flight operation expenses	8	62,978	51,461	50,412
Maintenance expenses	9	11,877	11,318	10,407
Aircraft and transportation service expenses	10	22,935	20,215	17,908
Promotion and selling expenses	11	6,881	6,304	6,976
General and administrative expenses	12	3,391	2,815	2,464
Depreciation and amortization	13	13,162	12,619	11,845
Impairment on property, plant and equipment	20	324	71	90
Others		1,550	1,401	1,390

Total operating expenses		123,098	106,204	101,492

Other net income	15	4,448	3,835	3,278

Operating profit		9,156	12,612	13,438

Interest income		89	89	253
Interest expense	16	(2,747)	(2,465)	(2,188)
Share of associates’ results	25	431	509	460
Share of joint ventures’ results	26	99	102	108
Exchange gain/(loss), net	37(d)	1,801	(3,276)	(5,953)
Fair value movement of derivative financial instruments	29	(64)	—	—
Gain on deemed disposal of a subsidiary		—	90	—
Remeasurement of the originally held equity interests in a joint venture	24(iv)	109	—	—

Profit before income tax		8,874	7,661	6,118
Income tax	17	(1,976)	(1,763)	(1,300)

Profit for the year		6,898	5,898	4,818

Profit attributable to:
Equity shareholders of the Company	19	5,961	5,044	3,736
Non-controlling interests		937	854	1,082

Profit for the year		6,898	5,898	4,818

Earnings per share
Basic and diluted	19	RMB0.60	RMB0.51	RMB0.38

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2017, 2016 and 2015

	Note	2017 RMB million	2016 RMB million	2015 RMB million
Profit for the year		6,898	5,898	4,818

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
- Cash flow hedge: fair value movement of derivative financial instruments	18	25	8	13
- Fair value movement of available-for-sale financial assets	18	123	362	—
- Share of other comprehensive income (loss) of associates	25	2	(2)	(7)
- Deferred tax relating to above items	18	(37)	(92)	(3)

Other comprehensive income for the year		113	276	3

Total comprehensive income for the year		7,011	6,174	4,821

Total comprehensive income attributable to:
Equity shareholders of the Company		6,028	5,196	3,742
Non-controlling interests		983	978	1,079

Total comprehensive income for the year		7,011	6,174	4,821

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At December 31, 2017 and 2016

	Note	2017 RMB million	2016 RMB million
Non-current assets
Property, plant and equipment, net	20	158,926	146,746
Construction in progress	21	30,233	28,910
Lease prepayments	22	2,923	2,687
Goodwill	23	237	182
Interest in associates	25	3,031	2,590
Interest in joint ventures	26	1,015	1,522
Other investments in equity securities	27	103	103
Aircraft lease deposits		642	725
Available-for-sale financial assets	28	622	499
Derivative financial instruments	29	46	21
Deferred tax assets	30	1,662	1,685
Other assets	31	1,394	1,008

		200,834	186,678

Current assets
Inventories	32	1,622	1,588
Trade receivables	33	2,675	2,989
Other receivables	34	5,232	3,387
Cash and cash equivalents	35	6,826	4,152
Assets held for sale	36	8	—
Restricted bank deposits		111	135
Prepaid expenses and other current assets		1,334	1,415
Amounts due from related companies	41	76	98

		17,884	13,764

Current liabilities
Derivative financial instruments	29	64	—
Borrowings	37	27,568	26,746
Current portion of obligations under finance leases	38	8,341	8,695
Trade payables	39	2,125	1,903
Sales in advance of carriage		7,853	8,420
Deferred revenue	40	1,502	1,299
Current income tax		919	647
Amounts due to related companies	41	101	103
Accrued expenses	42	15,370	15,147
Other liabilities	43	5,734	4,972

		69,577	67,932

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

At December 31, 2017 and 2016

	Note	2017 RMB million	2016 RMB million
Non-current liabilities
Borrowings	37	20,719	18,758
Obligations under finance leases	38	59,583	53,527
Deferred revenue	40	1,849	1,622
Provision for major overhauls	44	2,808	2,089
Provision for early retirement benefits	45	3	6
Deferred benefits and gains	46	1,053	691
Deferred tax liabilities	30	583	841

		86,598	77,534

Net assets		62,543	54,976

Capital and reserves
Share capital	47	10,088	9,818
Reserves	48	39,848	33,638

Total equity attributable to equity shareholders of the Company		49,936	43,456
Non-controlling interests		12,607	11,520

Total equity		62,543	54,976

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2017, 2016 and 2015

	Attributable to equity shareholders of the Company
	Share	Share	Fair value	Other	Retained		Non- controlling	Total
	capital	premium	reserve	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Balance at January 1, 2015	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493

Changes in equity for 2015:
Profit for the year	—	—	—	—	3,736	3,736	1,082	4,818
Other comprehensive income	—	—	11	(5)	—	6	(3)	3
Total comprehensive income	—	—	11	(5)	3,736	3,742	1,079	4,821
Appropriations to reserves	—	—	—	246	(246)	—	—	—
Dividends relating to 2014	—	—	—	—	(393)	(393)	—	(393)
Capital injection of non-controlling interests in a subsidiary	—	—	—	—	—	—	1,360	1,360
Acquisition of non-controlling interests in a subsidiary	—	—	—	(52)	—	(52)	(574)	(626)
Distributions to non-controlling interests	—	—	—	—	—	—	(31)	(31)
Balance at December 31, 2015 and January 1, 2016	9,818	14,131	55	1,675	13,366	39,045	10,579	49,624

Changes in equity for 2016:
Profit for the year	—	—	—	—	5,044	5,044	854	5,898
Other comprehensive income	—	—	154	(2)	—	152	124	276
Total comprehensive income	—	—	154	(2)	5,044	5,196	978	6,174
Appropriations to reserves	—	—	—	405	(405)	—	—	—
Dividends relating to 2015	—	—	—	—	(785)	(785)	—	(785)
Capital injection of non-controlling interests in a subsidiary	—	—	—	—	—	—	260	260
Decrease in non-controlling interests as a result of loss of control of a subsidiary (Note 24(vii))	—	—	—	—	—	—	(83)	(83)
Distributions to non-controlling interests	—	—	—	—	—	—	(214)	(214)

Balance at December 31, 2016 and January 1, 2017	9,818	14,131	209	2,078	17,220	43,456	11,520	54,976

Changes in equity for 2017:
Profit for the year	—	—	—	—	5,961	5,961	937	6,898
Other comprehensive income	—	—	66	1	—	67	46	113
Total comprehensive income	—	—	66	1	5,961	6,028	983	7,011
Appropriations to reserves	—	—	—	492	(492)	—	—	—
Dividends relating to 2016 (Note 48(b))	—	—	—	—	(982)	(982)	—	(982)
Issuance of shares (Note 47(ii))	270	1,051	—	—	—	1,321	—	1,321
Capital injection of non-controlling interests in subsidiaries	—	—	—	—	—	—	404	404
Dilution and change in non-controlling interests and other reserves	—	—	—	113	—	113	(39)	74
Distributions to non-controlling interests	—	—	—	—	—	—	(261)	(261)

Balance at December 31, 2017	10,088	15,182	275	2,684	21,707	49,936	12,607	62,543

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended December 31, 2017, 2016 and 2015

	Note	2017 RMB million	2016 RMB million	2015 RMB million
Operating activities
Cash generated from operating activities	35(b)	23,478	27,681	27,857
Interest received		119	118	313
Interest paid		(3,758)	(2,629)	(2,274)
Income tax paid		(2,107)	(1,406)	(2,162)

Net cash generated from operating activities		17,732	23,764	23,734

Investing activities

Acquisition of subsidiaries, net of cash acquired	24(iv)&(v)	(682)	(189)	(69)
Deemed disposal of a subsidiary		—	(67)	—
Proceeds from disposal of property, plant and equipment and lease prepayments		5,922	3,111	3,196
Proceeds from sale of a joint venture		7	2	—
Dividends received from associates		195	143	67
Dividends received from joint ventures		9	18	6
Dividends received from other investments in equity securities and available-for-sale financial assets		18	14	13
Acquisition of term deposits		(313)	(263)	(278)
Proceeds from maturity of term deposits		568	456	1,971
Additions of property, plant and equipment, lease prepayments and other assets		(13,846)	(18,967)	(12,139)
Capital injection into associates		(185)	(34)	(40)
Payments for aircraft lease deposits		(40)	(55)	(123)
Refund of aircraft lease deposits		111	81	141
Withdrawal of pledged bank deposits		—	—	324

Net cash used in investing activities		(8,236)	(15,750)	(6,931)

Financing activities
Dividends paid to equity shareholders of the Company		(982)	(785)	(393)
Proceeds from issuance of shares		1,321	—	—
Proceeds from bank borrowings		42,854	17,539	34,170
Proceeds from ultra-short-term financing bills		1,000	33,886	8,000
Proceeds from corporate bond		—	10,000	3,000
Proceeds from medium-term notes		—	4,689	—
Repayment of bank borrowings		(18,311)	(46,695)	(62,212)
Repayment of principal under finance lease obligations		(9,835)	(6,994)	(8,209)
Repayment of ultra-short-term financing bills		(22,986)	(19,900)	(3,000)
Capital injection from the non-controlling interests of subsidiaries		404	260	1,360
Dividends paid to non-controlling interests		(261)	(221)	(23)
Payment for purchase of non-controlling interests		—	(238)	(388)

Net cash used in financing activities		(6,796)	(8,459)	(27,695)

Net increase/(decrease) in cash and cash equivalents		2,700	(445)	(10,892)
Cash and cash equivalents at January 1		4,152	4,560	15,414
Exchange (loss)/gain on cash and cash equivalents		(26)	37	38

Cash and cash equivalents at December 31		6,826	4,152	4,560

The accompanying notes form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

1	Corporate information

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

The Company’s majority interest is owned by China Southern Air Holding Limited Company (“CSAH”), formerly known as China Southern Air Holding Company, a state-owned enterprise incorporated in the PRC.

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

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities and derivative financial instruments are stated at their fair value as explained in the accounting policies set out in Note 2(f) and Note 2(g). Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell (Note 2(q)).

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

The IASB has issued several amendments to IFRSs that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. However, additional disclosure has been included in Note 35(c) to satisfy the new disclosure requirements introduced by the amendments to IAS 7, Statement of cash flows: Disclosure initiative, which require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Note 58 provides information on the possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2017.

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

Non-controlling interests are presented in the consolidated statements of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statements and the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statements of financial position in accordance with Note 2(o) or Note 2(p) depending on the nature of the liability.

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

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in consolidated income statements. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(d)).

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

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(e) and 2(l)). The Group’s share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognized in the consolidated income statements, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statements of comprehensive income.

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

Unrealized profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the consolidated income statements.

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

When (ii) is greater than (i), then this excess is recognized immediately in the consolidated income statements as a gain on a bargain purchase.

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

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale or that are not classified as loans and receivables, held-to-maturity investments, or financial assets at fair value through profit or loss. At the end of each reporting period the fair value is remeasured, with any resultant gain or loss being recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income from these investments is recognized in the consolidated income statements in accordance with the policy set out in Note 2(x) (iv). When these investments are derecognized or impaired (Note 2(l)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group’s other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognized in the consolidated statements of financial position at cost less impairment losses (Note 2(l)). Dividend income from equity securities is recognized in profit or loss in accordance with the policy set out in Note 2(x) (iv).

Investments are recognized on the date the Group commits to purchase the investments, and are derecognized on the date the Group commits to sell investments or the Group’s rights to the cash flows from the investments expired.

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

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Rental income from investment properties is accounted for as described in
Note 2(x) (iii).

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the consolidated income statements during the financial period in which they are incurred.

When each major aircraft overhaul is performed, its cost is recognized in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to overhaul cost, are depreciated on a straight-line basis over 3 to 12 years. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the consolidated income statements.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in consolidated income statements on the date of retirement or disposal.

Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned and finance leased aircraft	15 to 20 years
Other flight equipment
– Jet engines	15 to 20 years
– Others, including rotables	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(i). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to consolidated income statements over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to consolidated income statements in the accounting period in which they are incurred.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to consolidated income statements in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in consolidated income statements as an integral part of the aggregate net lease payments made. Contingent rentals are charged to consolidated income statements in the accounting period in which they are incurred.

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

(i)	Impairment of investments in equity securities and receivables

Investments in equity securities and current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale equity securities are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognized as follows:

•	For investments in associates and joint ventures accounted for under the equity method in the consolidated financial statements (Note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 2(l) (ii). The impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount in accordance with Note 2(l) (ii).

•	For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

•	For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Impairment of assets (continued)

(i)	Impairment of investments in equity securities and receivables (continued)

•	For available-for-sale equity securities, the cumulative loss that has been recognized in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognized in consolidated income statements is the difference between the acquisition cost and current fair value, less any impairment loss on that asset previously recognized in consolidated income statements.

Impairment losses recognized in consolidated income statements in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognized directly in other comprehensive income.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognized in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in consolidated income statements.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	Investment properties;

•	Other property, plant and equipment;

•	Construction in progress;

•	Lease prepayments;

•	Goodwill;

•	Investments in subsidiaries, associates and joint ventures in the company’s statement of financial position;

•	Aircraft lease deposits; and

•	Other assets

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Impairment of assets (continued)

(ii)	Impairment of other assets (continued)

•	Recognition of impairment losses

An impairment loss is recognized in consolidated income statements if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, or value in use, if determinable.

•	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to consolidated income statements in the year in which the reversals are recognized.

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l) (i) and (ii)).

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

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to consolidated income statements when used in operations. Cost represents the average unit cost.

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

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method, less allowance for impairment of doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(o)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in consolidated income statements over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p)	Trade and other payables

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(s) (i)), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q)	Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognized at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the consolidated financial statements of the Group are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognized in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the noncurrent asset is not depreciated or amortized.

(r)	Cash and cash equivalents

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

(s)	Financial guarantees issued, provisions and contingent liabilities

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

The amount of the guarantee initially recognized is amortized in consolidated income statements over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with Note 2(s) (ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(t)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(u)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

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

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the consolidated income statements except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

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

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(x)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in income statement as follows:

(i)	Passenger, cargo and mail revenue

Passenger revenue is recognized at the fair value of the consideration received when the transportation service is provided. Unearned passenger revenue at the reporting date is included within sales in advance of carriage in the consolidated statements of financial position.

Cargo and mail revenue are recognized when the transportation is provided.

Revenue from airline-related business are recognized when services are rendered.

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

(iv)	Dividends

•	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established.

•	Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(x)	Revenue recognition (continued)

(v)	Government grants

Government grants are recognized in consolidated statements of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as other net income in income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in income statement over the useful life of the asset by way of reduced depreciation expense.

(vi)	Interest income

Interest income is recognized as it accrues using the effective interest method.

(y)	Traffic commissions

Traffic commissions are expensed in income statement when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded on the consolidated statements of financial position as prepaid expense.

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

(i)	Short-term employee benefits and contributions to defined contribution retirement schemes

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

The fair value of the amount payable to employee in respect of share appreciation rights (“SARs”), which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as staff cost in the consolidated income statements.

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

(ad)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(ad)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a Group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

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

Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Group believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 51(a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time (Note 14).

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

As at December 31, 2017, the Group’s current liabilities exceeded its current assets by RMB51,693 million. For the year ended December 31, 2017, the Group recorded a net cash inflow from operating activities of RMB17,732 million, a net cash outflow from investing activities of RMB8,236 million and a net cash outflow from financing activities of RMB6,796 million, which in total resulted in a net increase in cash and cash equivalents of RMB2,700 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at December 31, 2017, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB181,922 million, of which approximately RMB142,239 million was unutilized. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

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

The following tables show the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2017 Contractual undiscounted cash outflow
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at December 31 RMB million
Borrowings	28,776	9,676	11,975	28	50,455	48,287
Obligations under finance leases	10,764	10,257	29,627	28,251	78,899	67,924
Trade and other payables and accrued charges	19,701	—	—	—	19,701	19,701

	59,241	19,933	41,602	28,279	149,055	135,912

	2016 Contractual undiscounted cash outflow
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at December 31 RMB million
Borrowings	27,654	1,039	19,124	61	47,878	45,504
Obligations under finance leases	10,663	8,683	24,795	27,247	71,388	62,222
Trade and other payables and accrued charges	19,015	—	—	—	19,015	19,015

	57,332	9,722	43,919	27,308	138,281	126,741

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(b)	Interest rate risk

The interest rates and maturity information of the Group’s borrowings and obligations under finance leases are disclosed in Note 37 and Note 38, respectively. The Group’s borrowings and obligations under finance leases issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

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

Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans (Note 29).

As at December 31, 2017, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB530 million (2016: RMB376 million; 2015: RMB416 million).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualized impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2016 and 2015.

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange or at a swap center.

The Group has significant exposure to foreign currency risk as majority of the Group’s obligations under finance leases (Note 38) and certain of the bank borrowings (Note 37) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

The following table indicates the instantaneous change in the Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	2017
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	278
	(1%)	(278)

Euro	1%	31
	(1%)	(31)

Japanese Yen	10%	116
	(10%)	(116)

	2016
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	305
	(1%)	(305)

Euro	1%	31
	(1%)	(31)

Japanese Yen	10%	134
	(10%)	(134)

	2015
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	453
	(1%)	(453)

Euro	1%	38
	(1%)	(38)

Japanese Yen	10%	135
	(10%)	(135)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and finance lease obligations held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2016 and 2015.

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

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2017, the balance due from BSP agents amounted to RMB1,015 million (December 31, 2016: RMB1,267 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management’s expectations. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables is set out in Note 33.

The Company and its subsidiary, Xiamen Airlines Company Limited (“Xiamen Airlines”), entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (December 31, 2016: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2017, total personal bank loans of RMB361 million (December 31, 2016: RMB409 million), under these guarantees, were drawn down from the banks. During the year, the Group has paid RMB5 million (2016: RMB4 million) to the banks due to the default of payments of certain pilot trainees (Note 53(b)).

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2016 and 2015:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,190 million (2016: RMB2,380 million; 2015: RMB2,627 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2017, the Group’s strategy, which was unchanged from 2016 and 2015, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group’s debt ratio was 71% as at December 31, 2017 (December 31, 2016: 73%).

Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as at December 31, 2017.

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

(i)	Financial instruments carried at fair value

Fair value hierarchy

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

			Fair value measurements as at December 31, 2017 categorized into
Recurring fair value measurement	Note	Fair value at December 31 2017 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets:
Available-for-sale equity securities:
-Listed shares	28	85	85	—	—
-Non-tradable shares	28	537	—	—	537
Derivative financial instruments:
-Interest rate swaps	29	46	—	46	—
Financial liabilities:
Derivative financial instruments:
-Cross currency swaps	29	(64)	—	(64)	—

			Fair value measurements as at December 31, 2016 categorized into
Recurring fair value measurement	Note	Fair value at December 31 2016 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets:
Available-for-sale equity securities:
-Listed shares	28	88	88	—	—
-Non-tradable shares	28	411	—	—	411
Derivative financial instruments:
-Interest rate swaps	29	21	—	21	—

During the years ended December 31, 2017 and 2016, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

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

The fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Available-for-sale equity securities:
-Non-tradable shares	Discounted cash flow	Expected profit growth rate during the projection period	10% to 15%

		Terminal growth rate	9%

		Expected dividend payout rate	27%

		Discount rate	12.29%

The fair value of non-tradable available-for-sale equity securities is determined by discounting a projected cash flow series associated with the investment. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investee. The discount rate used have been adjusted to reflect specific risks relating to the investments. The fair value measurement is positively correlated to the expected profit growth rates and expected dividend rate of the investee, and negatively correlated to the discount rate.

For the year ended December 31, 2017, the net unrealized gains of RMB126 million (2016: RMB378 million) relating to the available-for sale equity securities – non-tradable shares are recognized in fair value reserve in other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(ii)	Financial instruments not carried at fair value

(a)	Other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognized in the consolidated statements of financial position at cost less impairment losses.

(b)	All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligations under finance leases are carried at amounts not materially different from their fair values as at December 31, 2017 and 2016.

5	Traffic revenue

	2017 RMB million	2016 RMB million	2015 RMB million
Passenger	107,947	97,135	94,677
Cargo and mail	8,571	6,760	6,122
Fuel surcharge income	5,355	5,798	6,300

	121,873	109,693	107,099

6	Segment reporting

(a)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organization structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 6(c). The comparative figures in the Group’s financial statements prepared in accordance with PRC GAAP are restated as the Group acquired a subsidiary under common control in 2017 (Note 24(v)). Management considered the impact of the above restatement is not material. Therefore, the Group’s segment results for the year ended December 31, 2016 and 2015, and its segment assets and liabilities as at December 31, 2016 as disclosed in these financial statements have not been restated.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2017 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	126,077	1,412	—	—	127,489
Inter-segment sales	159	2,823	(2,982)	—	—

Reportable segment revenue	126,236	4,235	(2,982)	—	127,489

Reportable segment profit before taxation	7,708	529	—	561	8,798

Reportable segment profit after taxation	5,875	381	—	577	6,833

Other segment information
Income tax	1,833	148	—	(16)	1,965
Interest income	74	15	—	—	89
Interest expense	2,724	23	—	—	2,747
Depreciation and amortization	13,112	201	—	—	13,313
Impairment loss	440	2	—	—	442
Share of associates’ results	—	—	—	420	420
Share of joint ventures’ results	—	—	—	99	99
Remeasurement of the originally held equity interests in a joint venture	—	—	—	88	88
Fair value movement of derivative financial instruments	—	—	—	(64)	(64)
Non-current assets additions during the year#	30,776	1,828	—	—	32,604

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2016 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	113,490	1,302	—	—	114,792
Inter-segment sales	101	2,231	(2,332)	—	—

Reportable segment revenue	113,591	3,533	(2,332)	—	114,792

Reportable segment profit before taxation	6,471	459	—	717	7,647

Reportable segment profit after taxation	4,834	337	—	717	5,888

Other segment information
Income tax	1,637	122	—	—	1,759
Interest income	79	10	—	—	89
Interest expense	2,458	7	—	—	2,465
Depreciation and amortization	12,693	96	—	—	12,789
Impairment loss	127	3	—	—	130
Share of associates’ results	—	—	—	511	511
Share of joint ventures’ results	—	—	—	102	102
Gain on deemed disposal of a subsidiary	—	—	—	90	90
Non-current assets additions during the year#	29,126	120	—	—	29,246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2015 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	110,067	1,400	—	—	111,467
Inter-segment sales	114	1,528	(1,642)	—	—

Reportable segment revenue	110,181	2,928	(1,642)	—	111,467

Reportable segment profit before taxation	5,480	279	—	582	6,341

Reportable segment profit after taxation	4,199	205	—	582	4,986

Other segment information
Income tax	1,281	74	—	—	1,355
Interest income	244	9	—	—	253
Interest expense	2,156	32	—	—	2,188
Depreciation and amortization	11,915	97	—	—	12,012
Impairment loss	105	3	—	—	108
Share of associates’ results	—	—	—	462	462
Share of joint ventures’ results	—	—	—	107	107
Non-current assets additions during the year#	24,242	98	—	—	24,340

The segment assets and liabilities of the Group as at December 31, 2017 and December 31, 2016 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at December 31, 2017
Reportable segment assets	208,116	5,799	(402)	4,816	218,329
Reportable segment liabilities	154,391	2,111	(402)	64	156,164

As at December 31, 2016
Reportable segment assets	192,881	3,201	(376)	4,755	200,461
Reportable segment liabilities	144,768	1,355	(370)	—	145,753

*	Unallocated assets primarily include goodwill, interest in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from available-for-sale financial assets and other investments in equity securities, remeasurement of the originally held equity interests in a joint venture, gain on deemed disposal of a subsidiary, and the fair value movement of derivative financial instruments recognized through profit or loss.
#	The additions of non-current assets do not include goodwill, interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment are analyzed based on the following criteria:

(1)	Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin and destination from/to other overseas markets is classified as international revenue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis. (continued)

(2)	Revenue from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2017	2016	2015
	RMB million	RMB million	RMB million
Domestic	92,986	84,380	82,981
International	32,117	28,096	25,872
Hong Kong, Macau and Taiwan	2,386	2,316	2,614

	127,489	114,792	111,467

The major revenue earning asset of the Group is its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c)	Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

		2017	2016	2015
	Note	RMB million	RMB million	RMB million
Revenue
Reportable segment revenue		127,489	114,792	111,467
Reclassification of expired sales in advance of carriage	(i)	396	376	459
Reclassification of sales tax	(ii)	(65)	(161)	(274)
Adjustments arising from business combinations under common control	(v)	(14)	(26)	—

Consolidated revenue		127,806	114,981	111,652

		2017	2016	2015
	Note	RMB million	RMB million	RMB million
Profit before income tax
Reportable segment profit before taxation		8,798	7,647	6,341
Capitalization of exchange difference of specific loans	(iii)	47	48	(222)
Government grants	(iv)	21	1	1
Adjustments arising from business combinations under common control	(v)	8	(35)	(2)

Consolidated profit before income tax		8,874	7,661	6,118

		2017	2016
	Note	RMB million	RMB million
Assets
Reportable segment assets		218,329	200,461
Capitalization of exchange difference of specific loans	(iii)	196	149
Government grants	(iv)	(8)	(316)
Adjustments arising from business combinations under common control	(v)	237	184
Others		(36)	(36)

Consolidated total assets		218,718	200,442

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

		2017	2016
	Note	RMB million	RMB million
Liabilities
Reportable segment liabilities		156,164	145,753
Government grants	(iv)	—	(287)
Others		11	—

Consolidated total liabilities		156,175	145,466

Notes:

(i)	Expired sales in advance of carriage are recorded under non-operating income in the PRC GAAP financial statements. Such income is recognized as other operating revenue in the IFRS financial statements.
(ii)	In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.
(iii)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalized as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognized in income statement unless the exchange difference represents an adjustment to interest.
(iv)	Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognized as deferred income and amortized to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the accounting policy change under PRC GAAP which became effective in 2017, the Group deducted the government grants related to the purchase of assets (other than special funds) from the cost of the related assets. The accounting treatment is consistent with IFRSs.

(v)	In accordance with the PRC GAAP, the Group accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Group adopts the purchase accounting method for acquisition of business under common control.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

7	Other operating revenue

	2017	2016	2015
	RMB million	RMB million	RMB million
Commission income	2,781	2,518	1,545
Expired sales in advance of carriage	396	376	459
Hotel and tour operation income	547	625	621
General aviation income	467	461	490
Ground services income	429	384	345
Air catering income	335	253	239
Cargo handling income	241	201	230
Rental income	184	179	182
Others	553	291	442

	5,933	5,288	4,553

8	Flight operation expenses

	2017	2016	2015
	RMB million	RMB million	RMB million
Jet fuel costs	31,895	23,799	26,274
Flight personnel payroll and welfare	10,574	9,215	8,070
Aircraft operating lease charges	8,022	7,330	6,153
Air catering expenses	3,379	2,965	2,680
Civil Aviation Development Fund	2,720	2,565	2,482
Training expenses	1,184	1,120	1,003
Aircraft insurance	175	197	168
Others	5,029	4,270	3,582

	62,978	51,461	50,412

9	Maintenance expenses

	2017	2016	2015
	RMB million	RMB million	RMB million
Aviation repair and maintenance charges	7,930	7,952	7,396
Staff payroll and welfare	2,620	2,363	2,131
Maintenance materials	1,327	1,003	880

	11,877	11,318	10,407

10	Aircraft and transportation service expenses

	2017	2016	2015
	RMB million	RMB million	RMB million
Landing and navigation fees	14,910	13,109	11,510
Ground service and other charges	8,025	7,106	6,398

	22,935	20,215	17,908

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

11	Promotion and selling expenses

	2017	2016	2015
	RMB million	RMB million	RMB million
Sales commissions	1,935	1,926	3,150
Ticket office expenses	3,160	2,875	2,605
Computer reservation services	835	777	605
Advertising and promotion	196	173	122
Others	755	553	494

	6,881	6,304	6,976

12	General and administrative expenses

	2017	2016	2015
	RMB million	RMB million	RMB million
General corporate expenses	3,218	2,671	2,325
Auditors’ remuneration	14	13	15
- Audit services	14	13	15
- Non-audit services	—	—	—
Other taxes and levies	159	131	124

	3,391	2,815	2,464

13	Depreciation and amortization

	2017	2016	2015
	RMB million	RMB million	RMB million
Depreciation
– Owned assets	8,080	7,569	7,082
– Assets acquired under finance leases	4,883	4,849	4,684
Amortization of deferred benefits and gains	(161)	(131)	(148)
Other amortization	360	332	227

	13,162	12,619	11,845

14	Staff costs

	2017	2016	2015
	RMB million	RMB million	RMB million
Salaries, wages and welfare	21,400	18,774	16,636
Defined contribution retirement scheme	2,114	1,886	1,726
Other retirement welfare subsidy	194	183	177
Early retirement benefits (Note 45)	1	3	3

	23,709	20,846	18,542

Staff costs relating to flight operation and maintenance are also included in the respective total amounts disclosed separately in Note 8 and Note 9 above.

Staff costs arising from the SARs, which have all been expired in 2015 (Note 51(c)), were included in “salaries, wages and welfare” above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

15	Other net income

	2017	2016	2015
	RMB million	RMB million	RMB million
Government grants (Note)	3,075	2,837	2,331
Gains/(losses) on disposal of property, plant and equipment and construction in progress
– Aircraft and spare engines and relating construction in progress	960	523	414
– Other property, plant and equipment	29	34	(102)
Others	384	441	635

	4,448	3,835	3,278

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognized during the year ended December 31, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

16	Interest expense

	2017	2016	2015
	RMB million	RMB million	RMB million
Interest on borrowings	1,628	1,444	1,320
Interest relating to obligations under finance leases	2,009	1,598	1,248
Interest relating to provision for early retirement benefits (Note 45)	1	1	2

Total interest expense on financial liabilities not at fair value through profit or loss	3,638	3,043	2,570
Less: interest expense capitalized (Note)	(908)	(624)	(382)

	2,730	2,419	2,188
Interest rate swaps: cash flow hedge, reclassified from equity (Note 18)	17	46	—

	2,747	2,465	2,188

Note:

The weighted average interest rate used for interest capitalization was 3.32% per annum in 2017 (2016: 3.22%; 2015: 2.77%).

17	Income tax

(a)	Income tax expense in the consolidated income statements

	2017	2016	2015
	RMB million	RMB million	RMB million
PRC income tax
– Provision for the year	2,280	2,203	1,700
– (Over) /under-provision in prior year	(2)	47	(41)

	2,278	2,250	1,659
Deferred tax (Note 30)
Origination and reversal of temporary differences	(302)	(487)	(359)

Tax expense	1,976	1,763	1,300

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

Under the Corporate Income Tax Law of the PRC, the Company and majority of its PRC subsidiaries are subject to PRC income tax at 25% (2016: 25%; 2015:25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% either because they are qualified as Advanced and New Technology Enterprises, or according to the preferential tax policy in locations, where those subsidiaries are located.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

17	Income tax (continued)

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2017	2016	2015
	RMB million	RMB million	RMB million
Profit before income tax	8,874	7,661	6,118

Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note 17(a))	2,179	1,857	1,482
Adjustments for tax effect of:
Non-deductible expenses	9	4	3
Share of results of associates and joint ventures and other non-taxable income	(137)	(154)	(144)
Taxable temporary differences for which no deferred tax liabilities were recognized	(27)	—	—
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognized	26	48	23
Utilization of unused tax losses and deductible temporary differences for which no deferred tax assets were recognized in prior years	(72)	(39)	(18)
(Over)/under-provision in prior year	(2)	47	(41)
Others	—	—	(5)

Tax expense	1,976	1,763	1,300

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

18	Other comprehensive income

	2017	2016	2015
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	8	(38)	13
Reclassification adjustments for amounts transferred to profit or loss:
- interest expense (Note 16)	17	46	—
Net deferred tax debited to other comprehensive income	(6)	(2)	(3)

Net movement in the fair value reserve during the year recognized in other comprehensive income	19	6	10

Available-for-sale financial assets:
Changes in fair value recognized during the year	123	362	—
Net deferred tax debited to other comprehensive income	(31)	(90)	—

Net movement in the fair value reserve during the year recognized in other comprehensive income	92	272	—

19	Earnings per share

The calculation of basic earnings per share for the year ended December 31, 2017 is based on the profit attributable to equity shareholders of the Company of RMB5,961 million (2016: RMB5,044 million; 2015: RMB3,736 million) and the weighted average of 9,923,585,348 shares in issue during the year (2016 and 2015: 9,817,567,000 shares).

	2017	2016	2015
	million	million	million
Issued ordinary shares at January 1	9,818	9,818	9,818
Effect of issuance of H shares (Note 47)	106	—	—

Weighted average number of ordinary shares at December 31	9,924	9,818	9,818

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended December 31, 2017, 2016 and 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

20	Property, plant and equipment, net

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	rotables RMB million	RMB million	RMB million
Cost:
At January 1, 2016	730	10,074	93,708	86,832	18,970	6,109	216,423
Acquisitions through business combinations	—	5	—	—	—	2	7
Additions	—	39	1,675	5,112	1,148	453	8,427
Transfer from construction in progress (Note 21)	—	1,145	—	6,745	203	143	8,236
Transfer to lease prepayments	(21)	—	—	—	—	—	(21)
Transfer to buildings upon cease of lease intention	(64)	64	—	—	—	—	—
Transfer to investment properties upon lease out	148	(148)	—	—	—	—	—
Reclassification on exercise of purchase option	—	—	4,470	(4,470)	—	—	—
Disposals	—	(32)	(2,536)	(347)	(751)	(466)	(4,132)
Deemed disposal of a subsidiary	(124)	(79)	—	—	—	(41)	(244)

At December 31, 2016	669	11,068	97,317	93,872	19,570	6,200	228,696

At January 1, 2017	669	11,068	97,317	93,872	19,570	6,200	228,696
Acquisitions through business combinations (Note 24(iv))	—	326	—	—	1,136	94	1,556
Additions	—	28	1,336	7,592	1,635	569	11,160
Transfer from construction in progress (Note 21)	—	1,506	1,098	10,684	317	77	13,682
Transfer to lease prepayments	(18)	(143)	—	—	—	—	(161)
Transfer to buildings upon cease of lease intention	(75)	75	—	—	—	—	—
Transfer to investment properties upon lease out	225	(225)	—	—	—	—	—
Reclassification on exercise of purchase option	—	—	12,669	(12,669)	—	—	—
Transfer to assets held for sale (Note 36)	—	(20)	—	—	—	—	(20)
Disposals	(7)	(4)	(6,446)	(112)	(752)	(311)	(7,632)

At December 31, 2017	794	12,611	105,974	99,367	21,906	6,629	247,281

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

20	Property, plant and equipment, net (continued)

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	rotables RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At January 1, 2016	223	3,349	40,782	14,586	10,600	4,013	73,553
Depreciation charge for the year	20	358	5,476	4,849	1,159	556	12,418
Transfer to lease prepayments	(5)	—	—	—	—	—	(5)
Transfer to buildings upon cease of lease intention	(21)	21	—	—	—	—	—
Transfer to investment properties upon lease out	39	(39)	—	—	—	—	—
Reclassification on exercise of purchase options	—	—	2,141	(2,141)	—	—	—
Disposals	—	(18)	(2,468)	(347)	(736)	(426)	(3,995)
Deemed disposal of a subsidiary	(27)	(25)	—	—	—	(39)	(91)
Provision for impairment losses	—	—	21	50	—	—	71
Impairment losses written off on disposal	—	—	—	—	(1)	—	(1)

At December 31, 2016	229	3,646	45,952	16,997	11,022	4,104	81,950

At January 1, 2017	229	3,646	45,952	16,997	11,022	4,104	81,950
Depreciation charge for the year	29	390	5,783	4,883	1,280	598	12,963
Transfer to lease prepayments	(5)	(36)	—	—	—	—	(41)
Transfer to buildings upon cease of lease intention	(26)	26	—	—	—	—	—
Transfer to investment properties upon lease out	48	(48)	—	—	—	—	—
Reclassification on exercise of purchase options	—	—	4,757	(4,757)	—	—	—
Transfer to assets held for sale (Note 36)	—	(12)	—	—	—	—	(12)
Disposals	(5)	(1)	(5,351)	(112)	(623)	(266)	(6,358)
Provision for impairment losses (Note 20(e))	—	—	324	—	—	—	324
Impairment losses written off on disposal (Note 20(d))	—	—	(470)	—	(1)	—	(471)

At December 31, 2017	270	3,965	50,995	17,011	11,678	4,436	88,355

Net book value:
At December 31, 2017	524	8,646	54,979	82,356	10,228	2,193	158,926

At December 31, 2016	440	7,422	51,365	76,875	8,548	2,096	146,746

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

20	Property, plant and equipment, net (continued)

(a)	As at December 31, 2017, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB1,495 million and RMB123 million respectively (December 31, 2016: RMB1,641 million and RMB124 million respectively).

(b)	As at December 31, 2017, certain aircraft of the Group with an aggregate carrying value of approximately RMB83,687 million (December 31, 2016: RMB78,318 million) were mortgaged under certain loans or certain lease agreements (Note 37(a) (iii) and Note 38).

(c)	As at December 31, 2017, other flight equipment of the Group with an aggregate carrying value of approximately RMB206 million (December 31, 2016: Nil) were mortgaged under certain loans (Note 37(a) (iii)).

(d)	For the year ended December 31, 2017, 3 Boeing 737-300 aircraft and 2 Boeing 777-200 aircraft against which impairment provision had been provided in previous years were disposed of and the impairment provision of RMB470 million for these aircraft was written off on disposal.

(e)	During the year, the Group estimated the recoverable amounts of certain aged fleet based on the disposal plans, and made an impairment provision of RMB314 million towards the fleet and related assets. The Group also made an additional impairment of RMB10 million for certain EMB 190 aircraft. The estimates of recoverable amounts were based on the greater of the assets’ fair value less cost to sell and the value in use. The fair value on which the recoverable amount is based on is categorized as a level 3 measurement and it was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment. In cases when value in use are based, the pre-tax discount rate used in the estimate is 9.74% (2016: 8.87%).

(f)	As at December 31, 2017 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Guangxi, Guizhou, Chengdu, Xiamen, Heilongjiang, Jilin, Dalian, Hunan, Beijing, Zhuhai, Shenyang, Shenzhen, Henan, Shantou, Xinjiang, Hainan, Shanghai, Hubei, Chongqing, and Hangzhou, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2017, carrying value of such properties of the Group amounted to RMB5,196 million (December 31, 2016: RMB4,294 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(g)	The Group leased out investment properties under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totaling RMB184 million (2016: RMB179 million; 2015: RMB 182 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cease of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2017	2016
	RMB million	RMB million
Within 1 year	61	91
After 1 year but within 5 years	70	59
After 5 years	14	54

	145	204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

20	Property, plant and equipment, net (continued)

(h)	As at December 31, 2017, certain investment properties of the Group with an aggregate carrying value of approximately RMB20 million (December 31, 2016: RMB34 million) were mortgaged for certain bank borrowings (Note 37(a) (ii)).

21	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
At January 1, 2016	17,700	1,733	19,433
Additions	18,930	1,362	20,292
Transferred to property, plant and equipment (Note 20)	(6,948)	(1,288)	(8,236)
Transferred to other assets upon completion of development (Note 31)	—	(128)	(128)
Disposals	(2,415)	(36)	(2,451)

At December 31, 2016	27,267	1,643	28,910

At January 1, 2017	27,267	1,643	28,910
Additions	16,319	2,920	19,239
Transferred to property, plant and equipment (Note 20)	(12,099)	(1,583)	(13,682)
Transferred to other assets upon completion of development (Note 31)	—	(211)	(211)
Transferred to lease prepayments	—	(79)	(79)
Disposals	(3,944)	—	(3,944)

At December 31, 2017	27,543	2,690	30,233

22	Lease prepayments

Lease prepayments relate to the Group’s land use rights. In 2017, the amount of amortization charged to consolidated income statements was RMB78 million (2016: RMB75 million; 2015: RMB64 million).

A majority of the Group’s properties are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at December 31, 2017 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain land used by the Group. As at December 31, 2017, carrying value of such land use rights of the Group amounted to RMB827 million (December 31, 2016: RMB866 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at December 31, 2017, certain land use rights of the Group with an aggregate carrying value of approximately RMB90 million (December 31, 2016: RMB79 million) were mortgaged for certain bank borrowings (Note 37(a) (ii)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Goodwill

	2017	2016
	RMB million	RMB million
Cost and carrying amount:
At January 1	182	—
Acquisitions through business combination (Note 24(v)&(vi))	55	182

At December 31	237	182

Impairment tests for cash-generating units containing goodwill

	2017	2016
	RMB million	RMB million
Southern Airlines Group Import and Export Trading Company (“SAIETC”)(Note 24(vi))	182	182
Xiamen Airlines Culture and Media Co., Ltd. (“XACM”) (Note 24(v))	55	—

Total	237	182

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

The cash flows of SAIETC are discounted using a pre-tax discount rate of 13.40% (2016: 13.40%).

The cash flows of XACM are discounted using a pre-tax discount rate of 11.10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Subsidiaries

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
Henan Airlines Company Limited (i)	PRC	RMB6,000,000,000	60%	Airline transportation
Xiamen Airlines (i)&(v)	PRC	RMB8,000,000,000	55%	Airline transportation
Chongqing Airlines Company Limited (i)	PRC	RMB1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (i)	PRC	RMB280,000,000	60%	Airline transportation
Zhuhai Airlines Company Limited (i)	PRC	RMB250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited (i)	PRC	RMB910,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB240,000,000	70.5%	Air catering
Guangzhou Baiyun International Logistic Company Limited (i)	PRC	RMB50,000,000	61%	Logistics operations
Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB18,000,000	100%	Airport ground services
Nan Lung International Freight Limited	Hong Kong	HKD3,270,000	51%	Freight services
Southern Airlines General Aviation Company Limited(i)	PRC	RMB1,000,000,000	100%	General aviation
SAIETC (i)	PRC	RMB15,000,000	100%	Import and export agent services
Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”)(i)&(iv)	PRC	RMB469,848,000	100%	Flight simulation services

(i)	These subsidiaries are PRC limited liability companies.
(ii)	This subsidiary is a sino-foreign equity joint venture company established in the PRC.
(iii)	Certain subsidiaries of the Group are PRC equity joint ventures which have limited terms pursuant to the PRC law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Subsidiaries (continued)

(iv)	Pursuant to the equity transfer agreement entered into between the Company and a third party, the Company acquired 49% equity interests in Zhuhai Xiang Yi, a former joint venture of the Company, at a cash consideration of USD99.52 million (equivalent to RMB678 million) on July 10, 2017. Zhuhai Xiang Yi became a wholly-owned subsidiary of the Company upon completion of the acquisition. The acquisition of Zhuhai Xiang Yi enables the Group to engage in flight simulation services.

In the period from the acquisition date to December 31, 2017, Zhuhai Xiang Yi contributed revenue of RMB196 million and profit of RMB15 million to the Group’s results. If the acquisition had occurred on January 1, 2017, management estimates that consolidated revenue would have been increased by RMB424 million, and consolidated profit for the year would have been increased by RMB53 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on January 1, 2017. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

	Note	Recognized values on acquisition RMB million
Property, plant and equipment, net	20	1,556
Lease prepayments		115
Trade and other receivables		70
Cash and cash equivalents		41
Other assets		32
Trade and other payables		(34)
Borrowings	35(c)	(342)
Deferred tax liabilities		(30)
Other liabilities		(24)

Total net identifiable assets		1,384

Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	678
Cash and cash equivalents acquired	(41)

Net cash outflow	637

Effect of the acquisition on the Group’s consolidated income statements

Fair value of the originally held 51% equity interests	706
Less: carrying value of the originally held 51% equity interests	(597)

Remeasurement of the originally held 51% equity interests	109

Acquisition-related costs were minimal and included in “general and administrative expenses” in the consolidated income statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Subsidiaries (continued)

(v)	Pursuant to the equity transfer agreement entered into between the Company’s subsidiary, Xiamen Airlines, and Southern Airlines Culture and Media Co., Ltd. (“SACM”, an associate of the Company) on October 13, 2017, Xiamen Airlines acquired 51% equity interests in XACM, at a consideration of RMB47 million. Xiamen Airlines held 49% equity interest in XACM before the acquisition. XACM became a wholly-owned subsidiary of the Xiamen Airlines upon completion of the acquisition. The acquisition of XACM enables the Group to engage in advertising agency business.

In the period from the acquisition date to December 31, 2017, XACM contributed revenue of RMB7 million and profit of RMB1 million to the Group’s results. If the acquisition had occurred on January 1, 2017, management estimates that consolidated revenue would have been increased by RMB44 million, and consolidated profit for the year would have been increased by RMB2 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on January 1, 2017. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognized values on acquisition RMB million
Trade and other receivables	46
Cash and cash equivalents	2
Trade and other payables	(11)

Total net identifiable assets	37

Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	47
Cash and cash equivalents acquired	(2)

Net cash outflow	45

Goodwill

Goodwill was recognized as a result of the acquisitions as follows:

Recognized values on acquisition RMB million
Total consideration transferred	47
The fair value of 49% equity of XACM on the acquisition date	45
Less: fair value of identifiable net assets	(37)

Goodwill (Note 23)	55

The goodwill resulting from this acquisition represented the expected synergies from combining operations of XACM and the Group.

Acquisition-related costs were minimal and included in “general and administrative expenses” in the consolidated income statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Subsidiaries (continued)

(vi)	Pursuant to the equity transfer agreement entered into between the Company and CSAH on February 2, 2016, the Company acquired 100% equity interests in SAIETC, a wholly owned subsidiary of CSAH, at a cash consideration of RMB400 million in August 2016. SAIETC became a wholly owned subsidiary of the Company upon completion of the acquisition. The acquisition of SAIETC enables the Group to engage in import and export trading transactions.

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

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

	Note	Recognized values on acquisition RMB million
Property, plant and equipment	20	7
Trade and other receivables		124
Cash and cash equivalents		211
Trade and other payables		(124)

Total net identifiable assets		218

Consideration, satisfied by cash		400

Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	400
Cash and cash equivalents acquired	(211)

Net cash outflow	189

Goodwill

Goodwill was recognized as a result of the acquisitions as follows:

Recognized values on acquisition RMB million
Total consideration transferred	400
Fair value of identifiable net assets	(218)

Goodwill (Note 23)	182

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Subsidiaries (continued)

(vii)	The Company previously held 51.84% equity interests in Xinjiang Civil Aviation Property Management Limited (“XJCAPM”) and XJCAPM used to be the subsidiary of the Company. During the year of 2016, a third party non-controlling interests holder of XJCAPM injected capital amounting to RMB73 million to XJCAPM. This diluted the Company’s interest in XJCAPM from 51.84% to 42.80%. XJCAPM became an associate of the Company since December 2016. Details are as follows:

	Note	Net book value as of the deemed disposal date RMB million
Assets deemed disposed of:
Property, plant and equipment	20	153
Other non-current assets		15
Trade and other receivables		5
Cash and cash equivalents		67
Other current assets		15
Trade and other payables		(32)
Other current liabilities		(48)
Non-current liabilities		(2)

Net identifiable assets		173

Non-controlling interests in the former subsidiary		(83)

		90

Fair value of the remaining 42.80% equity interests		180

Net gain on deemed disposal and losing control		90

Net cash outflow from the deemed disposal		67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Subsidiaries (continued)

(viii)	Material non-controlling interests:

As at December 31, 2017, the balance of total non-controlling interests is RMB12,607 million (December 31, 2016: RMB11,520 million), of which RMB8,547 million (December 31, 2016:RMB7,623 million) is for Xiamen Airlines. The rest of non-controlling interests are not individually material.

Set out below are the summarized financial information for Xiamen Airlines.

	2017 RMB million	2016 RMB million
Non-controlling interests percentage	45%	45%

Current assets	2,422	2,386
Non-current assets	39,689	41,689
Current liabilities	(9,963)	(13,739)
Non-current liabilities	(14,086)	(13,997)
Net assets	18,062	16,339
Carrying amount of non-controlling interests	8,547	7,623

Revenue	26,114	21,874
Profit for the year	1,477	1,223
Total comprehensive income	1,578	1,500
Profit allocated to non-controlling interests	651	532
Dividend paid to non-controlling interests	73	—

Net cash generated from operating activities	3,696	4,510
Net cash generated from/(used in) investing activities	3,671	(7,776)
Net cash (used in) / generated from financing activities	(7,613)	2,764

The information above is the amount before inter-company eliminations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

25	Interest in associates

	2017 RMB million	2016 RMB million
Share of net assets	3,031	2,590

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as at December 31, 2017 are as follows:

			Proportion of ownership interest held by
	Place of establishment / operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Southern Airlines Group Finance Co., Ltd. (“SA Finance”)	PRC	33.98%	25.28%	8.70%	33.98%	Provision of Airlines financial services

Sichuan Airlines Co., Ltd. (“Sichuan Airlines”)	PRC	39%	39%	—	39%	Airline transportation

SACM	PRC	40%	40%	—	40%	Advertising services

Xinjiang Civil Aviation Property Management Limited	PRC	42.80%	42.80%	—	42.80%	Property management

There is no associate that is individually material to the Group.

The Group has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2017 RMB million	2016 RMB million	2015 RMB million
Aggregate carrying amount of individually immaterial associates	3,031	2,590	1,995

Aggregate amounts of the Group’s share of:
Profit from continuing operations	431	509	460
Other comprehensive income	2	(2)	(7)

Total comprehensive income	433	507	453

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

26	Interest in joint ventures

	2017 RMB million	2016 RMB million
Share of net assets	1,015	1,522

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at December 31, 2017 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co., Ltd. (”GAMECO”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC	50%	50%	—	50%	Sales of duty free goods in flight

China Southern West Australian Flying College Pty Ltd. (“Flying College”)	Australia	48.12%	48.12%	—	50%	Pilot training services

There is no joint venture that is individually material to the Group.

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as following:

	2017 RMB million	2016 RMB million	2015 RMB million
Aggregate carrying amount of individually immaterial joint ventures	1,015	1,522	1,440
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	99	102	108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

27	Other investments in equity securities

	2017 RMB million	2016 RMB million
Unlisted equity securities, at cost	103	103

Dividend income from unlisted equity securities of the Group amounted to RMB1 million during the year ended December 31, 2017 (2016: RMB1 million, 2015: RMB10 million).

28	Available-for-sale financial assets

	2017 RMB million	2016 RMB million
Available-for-sale financial assets
- Listed shares	85	88
- Non-tradable shares	537	411

	622	499

Dividend income from available-for-sale financial assets of the Group amounted to RMB17 million during the year ended December 31, 2017 (2016: RMB13 million, 2015: RMB3 million).

29	Derivative financial instruments

	2017 RMB million	2016 RMB million
Asset:
Interest rate swaps (a)	46	21

Liability
Cross currency swaps (b)	64	—

(a)	In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2017 amounted to USD460 million (December 31, 2016: USD527 million).

(b)	In 2017, the Group entered into cross currency swaps to mitigate its interest rate risk and currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest (ranging from 3.58% to 4.04%) and principal payments in RMB. At December 31, 2017, the fair value of the cross currency swaps amounted to RMB64 million (December 31, 2016: Nil). The notional principal of the outstanding cross currency swaps amounted to USD920 million (December 31, 2016: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

30	Deferred tax assets/ (liabilities)

(a)	Movements of net deferred tax assets are as follows:

	At the beginning of the year	Acquired in business combination	(Charged)/ credited to consolidated income statements	Charged to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2017
Deferred tax assets:
Accrued expenses	1,065	—	(45)	—	1,020
Provision for major overhauls	505	—	186	—	691
Deferred revenue	87	—	1	—	88
Provision for impairment losses	174	—	74	—	248
Provision for tax losses	—	—	10	—	10
Change in fair value of derivative financial instruments	—	—	16	—	16
Others	86	—	(4)	—	82

	1,917	—	238	—	2,155

Deferred tax liabilities:
Provision for major overhauls	(261)	—	45	—	(216)
Depreciation allowances under tax in excess of the related depreciation under accounting	(659)	—	26	—	(633)
Change in fair value of derivative financial instruments	(5)	—	—	(6)	(11)
Change in fair value of available-for-sale equity securities	(110)	—	—	(31)	(141)
Fair value remeasurement of identifiable assets in business combination	—	(30)	4	—	(26)
Others	(38)	—	(11)	—	(49)

	(1,073)	(30)	64	(37)	(1,076)

Net deferred tax assets	844	(30)	302	(37)	1,079

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

30	Deferred tax assets/ (liabilities) (continued)

(a)	Movements of net deferred tax assets are as follows (continued):

	At the beginning of the year	Credited/ (charged) to consolidated income statements	Charged to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2016
Deferred tax assets:
Accrued expenses	751	314	—	1,065
Provision for major overhauls	472	33	—	505
Deferred revenue	82	5	—	87
Provision for impairment losses	201	(27)	—	174
Others	62	24	—	86

	1,568	349	—	1,917

Deferred tax liabilities:
Provision for major overhauls	(384)	123	—	(261)
Depreciation allowances under tax in excess of the related depreciation under accounting	(687)	28	—	(659)
Change in fair value of derivative financial instruments	(3)	—	(2)	(5)
Change in fair value of available-for-sale equity securities	(20)	—	(90)	(110)
Others	(25)	(13)	—	(38)

	(1,119)	138	(92)	(1,073)

Net deferred tax assets	449	487	(92)	844

(b)	Deferred tax assets not recognized

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. As at December 31, 2017, the Group’s unused tax losses of RMB543 million (December 31, 2016: RMB704 million) have not been recognized as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilized will be available before they expire. The expiry dates of unrecognized unused tax losses are analyzed as follows:

	2017	2016
	RMB million	RMB million
Expiring in:
2017	—	200
2018	171	214
2019	193	194
2020	—	—
2021	96	96
2022	83	—

	543	704

As at December 31, 2017, the Group’s other deductible temporary differences amounting to RMB653 million (December 31, 2016: RMB626 million) have not been recognized as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

31	Other assets

	Prepayment for exclusive use right of an airport terminal	Software	Leasehold improvement	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At January 1, 2016	240	247	118	283	888
Additions	—	4	5	268	277
Transferred from construction in progress (Note 21)	—	91	36	1	128
Disposals	—	(2)	—	(26)	(28)
Amortization for the year	(10)	(85)	(40)	(122)	(257)

At December 31, 2016	230	255	119	404	1,008

At January 1, 2017	230	255	119	404	1,008
Additions	—	33	44	402	479
Acquisitions through business combinations	—	2	—	—	2
Transferred from construction in progress (Note 21)	—	142	56	13	211
Disposals	—	(4)	—	(20)	(24)
Amortization for the year	(10)	(112)	(38)	(122)	(282)

At December 31, 2017	220	316	181	677	1,394

Representing:

		2017	2016
	Note	RMB million	RMB million
Amount due from related parties	41(a) & 50(c)	160	—
Amount due from third parties and others		1,234	1,008

		1,394	1,008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

32	Inventories

	2017	2016
	RMB million	RMB million
Consumable spare parts and maintenance materials	1,638	1,534
Other supplies	210	198

	1,848	1,732
Less: impairment	(226)	(144)

	1,622	1,588

Impairment of inventory is shown as below:

	2017	2016
	RMB million	RMB million
At January 1	144	110
Provision for impairment of inventories	110	44
Provision written off in relation to disposal of inventories	(28)	(10)

At December 31	226	144

33	Trade receivables

	2017	2016
	RMB million	RMB million
Trade receivables	2,712	3,026
Less: allowance for doubtful debts	(37)	(37)

	2,675	2,989

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2017	2016
	RMB million	RMB million
Within 1 month	2,067	2,536
More than 1 month but less than 3 months	497	321
More than 3 months but less than 12 months	112	142
More than 1 year	36	27

	2,712	3,026
Less: allowance for doubtful debts	(37)	(37)

	2,675	2,989

All of the trade receivables are expected to be recovered within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

33	Trade receivables (continued)

(a)	Ageing analysis (continued)

(i)	Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(l) (i)).

The movements in the allowance for doubtful debts during the year are as follows:

	2017	2016
	RMB million	RMB million
At January 1	37	33
Impairment loss recognized	8	14
Impairment loss written back	—	(1)
Uncollectible amounts written off	(8)	(9)

At December 31	37	37

(ii)	As at December 31, 2017, trade receivables of RMB36 million (December 31, 2016: RMB31 million) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on experience, the overdue amounts can be recovered.

The ageing analysis of these trade receivables is as follows:

	2017	2016
	RMB million	RMB million
3 to 12 months	31	26
More than 1 year	5	5

	36	31

(iii)	As at December 31, 2017, trade receivables of RMB40 million (December 31, 2016: RMB50 million) were impaired. The amount of the provision was RMB37 million as at December 31, 2017 (December 31, 2016: RMB37 million). The impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	2017	2016
	RMB million	RMB million
3 to 12 months	9	28
More than 1 year	31	22

	40	50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

33	Trade receivables (continued)

(b)	Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2017 RMB million	2016 RMB million
Neither past due nor impaired	2,636	2,945

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

(c)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2017	2016
	RMB million	RMB million
RMB	2,061	2,303
USD	179	268
EURO	171	129
AUD	52	53
TWD	33	40
GBP	36	23
Others	180	210

	2,712	3,026

As at December 31, 2017, the fair value of trade receivables approximates its carrying amount.

34	Other receivables

	2017	2016
	RMB million	RMB million
VAT recoverable	3,684	1,404
Rebate receivables on aircraft acquisitions	699	749
Term deposits	313	568
Deposits for aircraft purchase	—	13
Interest receivables	1	33
Others	538	623

	5,235	3,390
Less: allowance for doubtful debts	(3)	(3)

	5,232	3,387

Term deposits have a maturity over 3 months at acquisition. The weighted average annualized interest rate of term deposits as at December 31, 2017 is 2.01% (December 31, 2016: 3.22%).

As at December 31, 2017, the fair value of other receivables approximates its carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

35	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2017 RMB million	2016 RMB million
Deposits in banks and other financial institutions	—	26
Cash at bank and other financial institutions and on hand	6,826	4,126

Cash and cash equivalents in the consolidated statements of financial position	6,826	4,152

As at December 31, 2017, the fair value of cash and cash equivalents approximates its carrying amount.

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2017 RMB million	2016 RMB million
RMB	4,377	3,494
USD	2,038	472
EURO	71	31
JPY	27	15
HKD	123	13
Others	190	127

	6,826	4,152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

35	Cash and cash equivalents (continued)

(b)	Reconciliation of profit before income tax to cash generated from operating activities:

	Note	2017 RMB million	2016 RMB million	2015 RMB million
Profit before income tax		8,874	7,661	6,118
Depreciation charges	13	12,963	12,418	11,766
Other amortisation	13	360	332	227
Amortisation of deferred benefits and gains	13	(161)	(131)	(148)
Impairment losses on property, plant, equipment	20	324	71	90
Share of associates’ results	25	(431)	(509)	(460)
Share of joint ventures’ results	26	(99)	(102)	(108)
Gain on disposal of property, plant and equipment and construction in progress	15	(989)	(557)	(312)
Gain on deemed disposal of equity interest in a subsidiary		—	(90)	—
Fair value movement of derivative financial instruments	29	64	—	—
Remeasurement of the originally held equity interests in a joint venture	24(iv)	(109)	—	—
Interest income		(89)	(89)	(253)
Interest expense	16	2,747	2,465	2,188
Dividend income from other investments in equity securities and available-for-sale financial assets	27 & 28	(18)	(14)	(13)
Exchange (gain)/losses, net		(642)	3,368	5,516
(Increase)/decrease in inventories		(34)	18	55
Decrease/(increase) in trade receivables		314	(409)	103
(Increase)/decrease in other receivables		(1,840)	637	418
Decrease/(increase) in prepaid expenses and other current assets		81	(224)	(184)
Increase/(decrease) in net amounts due to related companies		15	186	(153)
Increase/(decrease) in trade payables		222	(597)	843
(Decrease)/increase in sales in advance of carriage		(567)	1,289	1,030
Increase in accrued expenses		223	2,066	695
Increase/(decrease) in other liabilities		762	(186)	(277)
Increase/(decrease) in deferred revenue		430	86	(75)
Increase in provision for major overhauls		719	194	630
Decrease in provision for early retirement benefits		(3)	(7)	(20)
Increase/(decrease) in deferred benefits and gains		362	(195)	181

Cash generated from operating activities		23,478	27,681	27,857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

35	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities

	Bank loans and other borrowings	Obligations under finance leases	Interest rate swaps held to hedge borrowings (assets)	Cross currency swaps	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 37)	(Note 38)	(Note 29)	(Note 29)
At January 1, 2017	45,504	62,222	(21)	—	107,705
Changes from financing cash flows:
Proceeds from bank borrowings	42,854	—	—	—	42,854
Proceeds from ultra-short-term financing bills	1,000	—	—	—	1,000
Repayment of bank borrowings	(18,311)	—	—	—	(18,311)
Repayment of ultra-short-term financing bills	(22,986)	—	—	—	(22,986)
Repayment of principal under finance lease obligations	—	(9,835)	—	—	(9,835)

Total changes from financing cash flows	2,557	(9,835)	—	—	(7,278)

Exchange adjustments	(116)	(1,746)	—	—	(1,862)
Changes in fair value	—	—	(25)	64	39
Other changes:
Acquisitions through business combinations (Note 24(iv))	342	—	—	—	342
Additions of obligations under finance leases (Note 52)	—	17,283	—	—	17,283

Total other changes	342	17,283	—	—	17,625

At December 31, 2017	48,287	67,924	(46)	64	116,229

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Assets held for sale

Assets held for sale mainly represent buildings which are planned to be sold in the next 12 months and are measured at the lower of their carrying amounts and fair values less costs to sell.

	Note	Recognized values RMB million
Property, plant and equipment	20	8

As at December 31, 2017, the carrying amount of the assets held for sale is RMB8 million, while their fair value less cost to sell is RMB27 million. The fair value on which the recoverable amount is based on is categorized as a level 3 measurement.

37	Borrowings

(a)	As at December 31, 2017 and 2016, borrowings are analyzed as follows:

	2017	2016
	RMB million	RMB million
Non-current

Long-term borrowings
– secured (Notes (i)&(ii)&(iii))	596	755
– unsecured	5,427	314

	6,023	1,069

Corporate bond
– unsecured (Note (iv))	10,000	13,000

Medium-term notes
– unsecured (Note (v))	4,696	4,689

	20,719	18,758
Current

Current portion of long-term borrowings
– secured (Notes (i)&(ii)&(iii))	208	220
– unsecured	3,734	345
Short-term borrowings
– unsecured	20,626	4,195
Ultra short-term financing bills
– unsecured	—	21,986

	24,568	26,746
Current portion of corporate bond
– unsecured (Note (iv))	3,000	—

	27,568	26,746

Total borrowings	48,287	45,504

The borrowings are repayable:

Within one year	27,568	26,746
In the second year	9,126	440
In the third to fifth year	11,566	18,260
After the fifth year	27	58

Total borrowings	48,287	45,504

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

37	Borrowings (continued)

(a)	As at December 31, 2017, borrowings are analyzed as follows (continued):

Notes:

(i)	As at December 31, 2017, bank borrowings of the Group totaling RMB440 million (December 31, 2016: RMB660 million) were secured by mortgages over certain of the Group’s aircraft with aggregate carrying amounts of RMB1,331 million (December 31, 2016: RMB1,443 million).
(ii)	As at December 31, 2017, bank borrowings of the Group amounting to RMB265 million (December 31, 2016: RMB315 million) were secured by certain land use rights of RMB90 million (December 31, 2016: RMB79 million) and investment properties of RMB20 million (December 31, 2016: RMB34 million).
(iii)	As at December 31, 2017, bank borrowings of the Group totaling RMB99 million (December 31, 2016: Nil) were secured by certain of the other flight equipment with aggregate carrying amounts of RMB206 million (December 31, 2016: Nil).
(iv)	The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on November 20, 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date.

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

(v)	Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,300 million on August 15, 2016 at an interest rate of 2.97%. The medium-term notes mature in three years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on October 20, 2016 at an interest rate of 3.11%. The medium-term notes mature in five years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,800 million on November 21, 2016 at an interest rate of 3.38%. The medium-term notes mature in three years.

(b)	As at December 31, 2017, the Group’s weighted average interest rates on short-term borrowings were 3.76% per annum (December 31, 2016: 3.92% per annum).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

37	Borrowings (continued)

(c)	Details of borrowings with original maturity over one year are as follows:

	2017	2016
	RMB million	RMB million
Renminbi denominated loans
Fixed interest rate at 1.20% per annum as at December 31, 2017, with maturities through 2027	20	20
Corporate Bond - Fixed bond rate at 2.97%~3.63%	13,000	13,000
Medium-term notes- Fixed interest rate at 2.97%~3.38%	4,696	4,689
Floating interest rates 90%, 95%,100% of benchmark interest rate (stipulated by PBOC) as at December 31, 2017, with maturities through 2023	9,781	1,406

USD denominated loans
Floating interest rates at three-month LIBOR + 3.30% per annum as at December 31, 2017, with maturities through 2019	98	—
Floating interest rates at three-month LIBOR + 2.1% per annum as at December 31, 2017, with maturities through 2018	66	208

	27,661	19,323
Less: loans due within one year classified as current liabilities	(6,942)	(565)

	20,719	18,758

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2017	2016
	RMB million	RMB million
Renminbi	40,086	45,296
USD	8,201	208

	48,287	45,504

The Group has certain borrowings as well as significant obligations under finance leases (Note 37) which are denominated in USD as at December 31, 2017. The net exchange gain of RMB1,801 million for the year ended December 31, 2017 (2016: net exchange loss of RMB3,276 million; 2015: net exchange loss of RMB5,953 million) was mainly attributable to the translation of balances of borrowings and obligations under finance lease which are denominated in USD

(e)	The balance of short-term borrowings as at December 31, 2017 included entrusted loans from CSAH via SA Finance to the Group amounted to RMB105 million (December 31, 2016: RMB105 million) (Note 50(d)(ii)).

(f)	As at December 31, 2017, the fair value of borrowings approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

(g)	Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to certain of the Group’s balance sheet ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at December 31, 2017 and 2016 none of the covenants relating to drawn down facilities had been breached.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

38	Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2018 to 2032. The Group has made careful assessment on the classification of leased aircraft pursuant to IAS 17 and believes all leased aircraft classified as finance lease meet one or more of the criteria as set out in IAS 17 that would lead to a lease being classified as a finance lease.

As at December 31, 2017 and 2016, future payments under these finance leases are as follows:

	2017			2016
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	8,341	10,764	2,423	8,695	10,663	1,968
After 1 year but within 2 years	8,145	10,257	2,112	6,973	8,683	1,710
After 2 years but within 5 years	25,376	29,627	4,251	21,583	24,795	3,212
After 5 years	26,062	28,251	2,189	24,971	27,247	2,276

	67,924	78,899	10,975	62,222	71,388	9,166
Less: balance due within one year classified as current liabilities	(8,341)			(8,695)

	59,583			53,527

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

38	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2017	2016
	RMB million	RMB million
USD denominated obligations
Fixed interest rates ranging from 1.75% to 5.03% per annum as at December 31, 2017	7,803	9,761
Floating interest rates ranging from three-month LIBOR + 0.18% to three-month LIBOR + 2.95% per annum as at December 31, 2017	12,544	15,878
Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at December 31, 2017	11,327	15,720

Singapore Dollars denominated obligations
Floating interest rate at six-month SIBOR + 1.44% per annum as at December 31, 2017	292	341

Japanese Yen denominated obligations
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at December 31, 2017	1,279	1,502
Floating interest rate at six-month TIBOR + 3.00% per annum as at December 31, 2017	295	332

Renminbi denominated obligations
Fixed rate at 4.1% to 4.3% as at December 31, 2017	856	—
Floating interest rate ranging from 75.0% to 106.5% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at December 31, 2017	28,804	13,852
Floating interest rate at three-month CHN HIBOR + 0.38% as at December 31, 2017	455	503

Euro denominated obligations
Floating interest rate ranging from three-month EURIBOR + 0.32% to three-month EURIBOR + 2.20% per annum as at December 31, 2017	2,701	2,785
Floating interest rate ranging from six-month EURIBOR + 1.45% to six-month EURIBOR + 1.80% per annum as at December 31, 2017	1,568	1,548

	67,924	62,222

As at December 31, 2017, certain of the Group’s aircraft with carrying amounts of RMB82,356 million (December 31, 2016: RMB76,875 million) secured finance lease obligations totaling RMB67,924 million (December 31, 2016: RMB62,222 million).

As at December 31, 2017, the fair value of obligation under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

39	Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	2017	2016
	RMB million	RMB million
Within 1 month	465	612
More than 1 month but less than 3 months	533	529
More than 3 months but less than 6 months	497	484
More than 6 months but less than 1 year	443	173
More than 1 year	187	105

	2,125	1,903

As at December 31, 2017, the fair value of trade payables approximate their carrying amount.

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2017	2016
	RMB million	RMB million
Renminbi	1,832	1,809
USD	209	85
Others	84	9

	2,125	1,903

40	Deferred revenue

Deferred revenue represents the unredeemed credits under the frequent flyer award program.

41	Amounts due from/to related companies

(a)	Amounts due from related companies

	Note	2017 RMB million	2016 RMB million
Current
CSAH and its affiliates		9	7
Associates		18	15
Joint ventures		49	76

	50(c)	76	98

Non-current
CSAH and its affiliates	31 & 50(c)	160	—

		236	98

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

41	Amounts due from/to related companies (continued)

(b)	Amounts due to related companies

		2017	2016
	Note	RMB million	RMB million
CSAH and its affiliates		28	20
Joint ventures of CSAH		22	1
Associates		1	4
A joint venture		48	76
Other related companies		2	2

	50(c)	101	103

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

42	Accrued expenses

	2017	2016
	RMB million	RMB million
Repairs and maintenance	4,806	5,290
Jet fuel costs	1,345	1,530
Salaries and welfare	3,362	2,851
Landing and navigation fees	2,757	2,327
Computer reservation services	541	436
Provision for major overhauls (Note 44)	562	768
Interest expense	740	844
Air catering expenses	148	504
Provision for early retirement benefits (Note 45)	4	7
Others	1,105	590

	15,370	15,147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

43	Other liabilities

	2017	2016
	RMB million	RMB million
Civil Aviation Development Fund and airport tax payable	1,788	1,559
Payable for purchase of property, plant and equipment	1,194	900
Sales agent deposits	507	430
Other taxes payable	569	508
Deposit received for chartered flights	191	216
Others	1,485	1,359

	5,734	4,972

As at December 31, 2017, the fair value of the balance approximate their carrying amount.

44	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2017	2016
	RMB million	RMB million
At January 1	2,857	2,365
Additional provision	1,063	1,020
Utilization	(550)	(528)

At December 31	3,370	2,857
Less: current portion (Note 42)	(562)	(768)

	2,808	2,089

45	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2017	2016
	RMB million	RMB million
At January 1	13	25
Provision for the year (Note 14)	1	3
Financial cost (Note 16)	1	1
Payments made during the year	(8)	(16)

At December 31	7	13
Less: current portion (Note 42)	(4)	(7)

	3	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

45	Provision for early retirement benefits (continued)

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

46	Deferred benefits and gains

	2017	2016
	RMB million	RMB million
Leases rebates (Note (i))	54	77
Maintenance rebates (Note (ii))	807	419
Gains relating to sale and leaseback (Note (iii))	28	51
Government grants	149	127
Others	15	17

	1,053	691

Notes:

(i)	The Group was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortized using the straight line method over the remaining lease terms.
(ii)	The Group was granted rebates by the engine suppliers under certain arrangements when it fulfilled certain requirements. The rebates are deferred and amortized over the beneficial period.
(iii)	The Group entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortized over the lease terms of the aircraft.

47	Share capital

	2017	2016
	RMB million	RMB million
Registered, issued and paid up capital:
4,039,228,665 domestic state-owned shares of RMB1.00 each (2016: 4,039,228,665 shares of RMB1.00 each)	4,039	4,039
2,983,421,335 A shares of RMB1.00 each (2016: 2,983,421,335 shares of RMB1.00 each)	2,984	2,984
3,065,523,272 H shares of RMB1.00 each (2016: 2,794,917,000 shares of RMB1.00 each)	3,065	2,795

	10,088	9,818

(i)	All the domestic state-owned, H and A shares rank pari passu in all material respects.
(ii)	On August 10, 2017, the Company issued 270,606,272 H shares to American Airlines, Inc. for a cash consideration equivalent to RMB1,321 million, of which RMB270 million was credited to share capital and RMB1,051 million was credited to share premium (Note 48 and Note 57). According to the Share Subscription Agreement signed by the Company and American Airlines, the H shares are subject to a lock-up period of three years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

48	Reserves

	2017	2016
	RMB million	RMB million
Share premium
At January 1	14,131	14,131
Addition (Note 47(ii))	1,051	—

At December 31	15,182	14,131

Fair value reserve
At January 1	209	55
Change in fair value of available-for-sale equity securities	47	148
Change in fair value of derivative financial instruments	19	6

At December 31	275	209

Statutory and discretionary surplus reserve
At January 1	1,957	1,552
Appropriations to reserves (Note (a))	492	405

At December 31	2,449	1,957

Other reserve
At January 1	121	123
Share of an associate’s reserves movement	1	(2)
Dilution and change in non-controlling interests and other reserves	113	—

At December 31	235	121

Retained profits
At January 1	17,220	13,366
Profit for the year	5,961	5,044
Appropriations to reserves (Note (a))	(492)	(405)
Dividends approved in respect of the previous year	(982)	(785)

At December 31	21,707	17,220

Total	39,848	33,638

(a)	Appropriations to reserves

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

48	Reserves (continued)

(b)	Dividends

Dividends payable to equity shareholders of the Company attributable to the year:

	2017	2016
	RMB million	RMB million
Final dividend proposed after the end of the reporting year of RMB0.10 per share (2016: RMB0.10 per share) (inclusive of applicable tax)	1,009	982

A dividend in respect of the year ended December 31, 2017 of RMB1.00 per 10 shares (inclusive of applicable tax) (2016: RMB1.00 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB1,009 million (2016: RMB982 million), was proposed by the directors on March 26, 2018. The dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

49	Commitments

(a)	Capital commitments

Capital commitments outstanding as at December 31, 2017 and 2016 not provided for in the financial statements were as follows:

	2017	2016
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorized and contracted for	86,834	83,532

Investment commitments
– authorized and contracted for
– capital contributions for acquisition of interests in associates	—	170
– share of capital commitments of a joint venture	18	25

	18	195
– authorized but not contracted for
– share of capital commitments of a joint venture	22	19

	40	214

Commitments for other property, plant and equipment
– authorized and contracted for	6,386	2,297
– authorized but not contracted for	15,636	19,312

	22,022	21,609

	108,896	105,355

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Commitments (continued)

(a)	Capital commitments (continued)

As at December 31, 2017 and 2016, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2017	2016
	RMB million	RMB million
2017	—	25,971
2018	28,125	24,355
2019	28,370	17,878
2020	22,686	13,871
2021 and afterwards	7,653	1,457

	86,834	83,532

(b)	Operating lease commitments

As at December 31, 2017 and 2016, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2017	2016
	RMB million	RMB million
Payments due:
Within 1 year	8,283	7,948
After 1 year but within 5 years	31,175	27,140
After 5 years	30,007	26,127

	69,465	61,215

50	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive directors) as disclosed in Note 57, is as follows:

	2017	2016	2015
	RMB ’000	RMB ’000	RMB ’000
Salaries, wages and welfare	12,151	8,219	8,907
Retirement scheme contributions	1,841	1,594	1,868

	13,992	9,813	10,775

	2017	2016	2015
	RMB ’000	RMB ’000	RMB ’000
Directors and supervisors (Note 57)	2,952	2,159	2,471
Senior management	11,040	7,654	8,304

	13,992	9,813	10,775

Total remuneration is included in “staff costs” (Note 14).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates (the “CSAH Group”), associates, joint ventures and other related companies of the Group

The Group provided various operational services to the CSAH Group, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

Details of the significant transactions carried out by the Group are as follows:

	Note	2017 RMB million	2016 RMB million	2015 RMB million
Income received from the CSAH Group
Charter flight and pallet income	(i)	—	—	19
Cargo handling income and rental income	(i)	3	6	1
Aviation material sales income	(ii)	4	—	—
Rental income	(iii)	7	—	—
Others		1	1	2

Expenses paid to the CSAH Group
Cargo handling charges	(i)	112	117	109
Commission expenses	(i)	44	99	98
Maintenance material purchase expense and lease charges for aviation material	(ii)	43	—	—
Software service expenses	(ii)	4	—	—
Air catering supplies expenses	(iii)	125	124	100
Repairing charges	(iv)	1,537	1,877	1,324
Lease charges for land and buildings	(v)	189	193	193
Handling charges	(vi)	—	60	114
Property management fee	(vii)	72	70	73
Others		12	14	6

Expenses paid to joint ventures and associates
Repairing charges	(ix)	2,424	2,032	1,714
Maintenance material purchase expenses	(ix)	68	41	29
Flight simulation service charges	(x)	194	342	324
Training expenses	(xi)	36	110	112
Ground service expenses	(xii)	123	120	119
Air catering supplies	(xiii)	109	115	108
Advertising expenses	(xiv)	74	71	67
Property management fee	(xv)	26	—	—
Others		6	3	4

Income received from joint ventures and associates
Maintenance material sales and handling income	(xvi)	28	10	—
Disposal of equipment	(xvi)	—	39	—
Rental income	(x)	27	37	37
Entrustment income for advertising media business	(xiv)	20	22	21
Repairing income	(xvii)	1	12	12
Air catering supplies expenses	(xvii)	26	23	23
Commission income	(xviii)	26	26	17
Ground service income	(xix)	10	9	8
Labor service income	(xx)	15	—	—
Others		3	4	3

Income received from other related company
Air tickets income	(xxi)	6	9	10

Expenses paid to other related company
Advertising expenses	(xxi)	10	9	—
Computer reservation services	(xxii)	576	523	515
Aviation supplies expenses	(xxiii)	39	36	—
Canteen Service	(xxiii)	15	—	—
Others		4	—	—

Acquisition from CSAH Group
Acquisition of a subsidiary	(vi)&(xiv)	47	400	—
Acquisition of property, plant and equipment	(xxiv)	—	56	—

Leases from CSAH Group
Finance lease of aircraft	(viii)	6,831	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates (the “CSAH Group”), associates, joint ventures and other related companies of the Group (continued)

(i)	China Southern Airlines Group Ground Services Co., Ltd. (“GSC”), is a wholly-owned subsidiary of CSAH. Cargo handling income/charges are earned/payable by the Group in respect of the cargo handling services with GSC.

Commission is earned by GSC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

In addition, the Group leased certain equipment to GSC under operating lease agreements.

(ii)	China Aviation Supplies Holding Company (“CASC”), a joint venture of CSAH.

The Group purchases software service, as well as purchases and leases maintenance material and from CASC, and CASC also purchases maintenance material from the Group.

(iii)	Shenzhen Air Catering Co., Ltd. (“SACC”), a joint venture of CSAH.

Air catering supplies income/expenses are earned/payable by the Group in respect of certain in-flight meals and related services with SACC.

In addition, the Group leased certain buildings to SACC under operating lease agreements.

(iv)	MTU Maintenance Zhuhai Co., Ltd., a joint venture of CSAH, provides comprehensive maintenance services to the Group.

(v)	The Group leases certain land and buildings in the PRC from CSAH Group. The amount represents rental payments for land and buildings paid or payable to CSAH Group.

(vi)	The Group acquires aircraft, flight equipment and other airline-related facilities through SAIETC and pays handling charges to SAIETC, which used to be a wholly-owned subsidiary of CSAH. In August 2016, the Company acquired 100% equity interests in SAIETC from CSAH at a consideration of approximately RMB400 million. SAIETC became a wholly-owned subsidiary of the Company since then.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates (the “CSAH Group”), associates, joint ventures and other related companies of the Group (continued)

(vii)	China Southern Airlines Group Property Management Co., Ltd., a wholly-owned subsidiary of CSAH. Citic Southern Airlines Construction and Development Company Limited, an associate of CSAH. Both of them provide property management services to the Group.
(viii)	China Southern Airlines International Finance Leasing Co., Ltd., a wholly-owned subsidiary of CSAH, provides financial lease of aircraft services to the Group.
(ix)	GAMECO and Shenyang Northern Aircraft Maintenance Ltd., joint ventures of the Group, provide comprehensive maintenance services to the Group.

The Group also purchases maintenance material from GAMECO.

(x)	Zhuhai Xiang Yi, a joint venture of the Group, provides flight simulation services to the Group. In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

In July 2017, the Company acquired 49% equity interests in Zhuhai Xiang Yi, which then became a wholly-owned subsidiary of the Company upon completion of the acquisition (Note 24(iv)). The amount represents the transactions in 2017 which incurred prior to the acquisition.

(xi)	Flying College, a joint venture of the Group, provides training services to the Group.
(xii)	Beijing Aviation Ground Services Co., Ltd., and Shenyang Konggang Logistic Co., Ltd., associates of the Group provides ground service to the Group.
(xiii)	Beijing Airport Inflight Kitchen Co., Ltd., is an associate of the Group and provides air catering related services to the Group.
(xiv)	SACM, an associate of the Group, provides advertising services to the Group.

XACM, originally an associate of Xiamen Airlines with 49% equity interests held, also a subsidiary of SACM, provided advertising service to Xiamen Airlines. In October 2017, Xiamen Airlines acquired the remaining 51% equity interests in XACM at a consideration of RMB47 million. XACM became a wholly-owned subsidiary of Xiamen Airlines upon completion of the acquisition since then (Note 24(v)). Xiamen Airlines provides certain media resources to Xiamen Airlines Media Co., Ltd., before the acquisition.

(xv)	Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group.
(xvi)	The Group imports and sales maintenance material to GAMECO and earns maintenance material sales and handling income. The Group disposed of equipment to GAMECO in 2016.
(xvii)	The Group provides repairing service and Air catering supplies service to Sichuan Airlines.
(xviii)	The Group provides certain website resources to SA Finance for the sales of air insurance.
(xix)	The Group provides ground services to Shenyang Konggang Logistic Co., Ltd., and Sichuan Airlines, which are associates of the Group.
(xx)	The Group provides labor service to Shenyang Northern Aircraft Maintenance Limited, and the charge rates are determined by reference to prevailing market price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates (the “CSAH Group”), associates, joint ventures and other related companies of the Group (continued)

(xxi)	Phoenix Satellite Television Holdings Ltd., (“the Phoenix Group”) is a related party of the Group as the board chairman of the Phoenix Group was appointed as a non-executive director of the Group. It provides advertising services to the Group.

In addition, the Group sells tickets to the Phoenix Group on market price.

(xxii)	China Travel Sky Holding Company is a related party of the Group as a director of the Group was appointed as the director of China Travel Sky Holding Company. It provides computer reservation services to the Group.
(xxiii)	The Chairman of Guangdong Southern Airline Pearl Aviation Services Company Limited (“Pearl Aviation Services”) is the executive director of the Company. The Group purchases aviation supplies and canteen services from Pearl Aviation Services.
(xxiv)	The Group acquires properties from Citic Southern Airlines Construction and Development Company Limited, which is an associate of CSAH.

(c)	Balances with the CSAH Group, associates, joint ventures and other related companies of the Group

Details of amounts due from/to the CSAH Group, associates, joint ventures and other related company of the Group:

		2017	2016
	Note	RMB million	RMB million
Receivables:
The CSAH Group		9	7
Associates		18	15
Joint ventures		49	76

	41(a)	76	98

		2017	2016
	Note	RMB million	RMB million
Prepayments of acquisition of long-term assets:
The CSAH Group		160	—

	31 & 41(a)	160	—

		2017	2016
	Note	RMB million	RMB million
Payables:
The CSAH Group		50	21
Associates		1	4
A joint venture		48	76
Other related companies		2	2

	41(b)	101	103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(c)	Balances with the CSAH Group, associates, joint ventures and other related companies of the Group (continued)

	2017	2016
	RMB million	RMB million
Accrued expenses:
The CSAH Group	1,023	1,117
Associates	95	121
Joint ventures	1,086	864
Other related companies	571	256

	2,775	2,358

	2017	2016
	RMB million	RMB million
Obligations under finance leases:
The CSAH Group	6,656	—

	6,656	—

Except the obligations under finance leases, the amounts due from/to the CSAH Group, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

At December 31, 2017, loans from SA Finance to the Group amounted to RMB431 million (December 31, 2016: Nil).

The unsecured loans are repayable as follows:

	2017	2016
	RMB million	RMB million
Within 1 year	273	—
After 1 year but within 2 years	58	—
After 2 years but within 5 years	100	—

	431	—

Interest expense paid on such loans amounted to RMB14 million (2016: RMB7 million) and the interest rates range from 3.92% to 4.51% per annum during the year ended December 31, 2017 (2016: 3.92%).

(ii)	Entrusted loans from CSAH

In 2017, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB105 million to the Group from April 28, 2017 to April 28, 2018. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties (continued)

(ii)	Entrusted loans from CSAH (continued)

The unsecured entrusted loans are repayable as follows:

		2017	2016
	Note	RMB million	RMB million
Within 1 year	37(e)	105	105

Interest expense paid on such loans amounted to RMB4 million (2016: RMB4 million) at interest rate 3.92% per annum during the year ended December 31, 2017 (2016: 3.92% per annum).

(iii)	Deposits placed with SA Finance

As at December 31, 2017, the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2017	2016
	RMB million	RMB million
Deposits placed with SA Finance	6,095	3,759

Interest income received on such deposits amounted to RMB72 million during the year ended December 31, 2017 (2016: RMB37 million).

(e)	Commitments to CSAH

As at December 31, 2017, the Group had operating lease commitments to CSAH in respect of lease payments for land and buildings of RMB334 million (December 31, 2016: RMB476 million).

51	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 13% to 20% (2016: 13% to 20%; 2015: 13% to 21%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2017 was approximately RMB546 million (2016: RMB486 million ; 2015: RMB438 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

51	Employee benefits plan (continued)

(b)	Housing benefits

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

All of the 24,660,000 units of SARs granted by the Company have been expired by the end of 2015.

52	Supplementary information to the consolidated cash flow statements

Non-cash transactions-acquisition of aircraft

During the year ended December 31, 2017, aircraft acquired under finance leases amounted to RMB17,283 million (2016: RMB10,487 million; 2015: RMB11,251 million).

53	Contingent liabilities

(a)	The Group leased certain properties and buildings from CSAH which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto.

Pursuant to the indemnification agreement dated May 22, 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

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

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (December 31, 2016: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2017, total personal bank loans of RMB361million (December 31, 2016: RMB409 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB5 million (2016: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

54	Immediate and ultimate controlling party

As at December 31, 2017, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC. CSAH does not produce financial statements available for public use.

55	Approval of financial statements

The financial statements were approved by the Board of Directors on April 26, 2018.

56	Non-adjusting events after the financial year end

(a)	On March 26, 2018, the Directors of the Company proposed a final dividend in respect of the year ended December 31, 2017. Further details are disclosed in Note 48(b).

(b)	On June 26, 2017, the Company entered into the A Share Subscription Agreement with CSAH, pursuant to which the Company is to issue not more than 1,800,000,000 (inclusive) new A Shares to not more than 10 specific investors (including CSAH) (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB9,500 million (inclusive). CSAH will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer of assets and cash. In the meantime, the Company entered into the H Share Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company is to issue not more than 600,925,925 (inclusive and adjusted) new H shares at the subscription price of HK$6.156 per H Share (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HKD3,699 million (inclusive). The consideration will be satisfied by cash. Both of the A Share Issuance and the H Share Issuance were approved by the Extraordinary General Meeting and the respective Class Meetings on November 8, 2017. On March 12, 2018, the H Share Issuance was approved by China Securities Regulatory Commission. The A Share Issuance and the H Share Issuance are inter-conditional upon each other, and the Company shall obtain all of the approvals required under the applicable laws and regulations before issuance.

(c)	On March 21, 2018, Xiamen Airlines, a subsidiary of the Company, entered into an agreement with Boeing Company to purchase 20 Boeing B373-8 aircraft and 10 Boeing B737-10 aircraft, which are scheduled for delivery from 2019 to 2022. According the information provided in the market, the total catalogue price for the aircraft is around USD$3.24 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

57	Directors’ and supervisors’ emoluments

The remuneration of every director and supervisor for the year ended December 31, 2017 is set out below:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
Name	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Non-executive directors
Yuan Xin An (Note (i) & (ii))	—	—	—	—	—	—	—
Yang Li Hua (Note (i) & (ii))	—	—	—	—	—	—	—

Executive directors
Wang Chang Shun (Note (i) & (v))	—	—	—	—	—	—	—
Tan Wan Geng (Note (i))	—	—	—	—	—	—	—
Zhang Zi Fang (Note (i))	—	—	—	—	—	—	—
Li Shao Bin (Note (ii))	—	812	—	123	—	—	935

Supervisors
Pan Fu (Note (i))	—	—	—	—	—	—	—
Li Jia Shi	—	901	—	126	—	—	1,027
Zhang Wei (Note (i) & (ii))	—	—	—	—	—	—	—
Yang Yi Hua (Note (ii) & (iv))	—	—	—	—	—	—	—
Wu De Ming (Note (ii))	—	419	—	127	—	—	546
Mao Juan (Note (iii))	—	324	—	120	—	—	444

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

57	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended December 31, 2017 is set out below (continued):

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking (continued):

	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
Name	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Independent non-executive directors
Ning Xiang Dong (Note (ii))	150	—	—	—	—	—	150
Liu Chang Le (Note (ii))	150	—	—	—	—	—	150
Tan Jin Song	150	—	—	—	—	—	150
Guo Wei (Note (ii))	150	—	—	—	—	—	150
Jiao Shu Ge	150	—	—	—	—	—	150
Zheng Fan (Note (iii))	—	—	—	—	—	—	—
Gu Hui Zhong (Note (iii))	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

57	Directors’ and supervisors’ emoluments (continued)

For the year ended December 31, 2016:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
Name	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Non-executive directors
Wang Chang Shun (Note (i) & (v))	—	—	—	—	—	—	—
Yuan Xin An (Note (i) & (ii))	—	—	—	—	—	—	—
Yang Li Hua (Note (i) & (ii))	—	—	—	—	—	—	—

Executive directors
Tan Wan Geng (Note (i))	—	—	—	—	—	—	—
Zhang Zi Fang (Note (i))	—	—	—	—	—	—	—
Li Shao Bin (Note (ii))	—	639	—	130	—	—	769

Supervisors
Pan Fu (Note (i))	—	—	—	—	—	—	—
Li Jia Shi	—	711	—	133	—	—	844
Zhang Wei (Note (i) & (ii))	—	—	—	—	—	—	—
Yang Yi Hua (Note (ii) & (iv))	—	—	—	—	—	—	—
Wu De Ming (Note (ii))	—	413	—	133	—	—	546

Independent non-executive directors
Ning Xiang Dong (Note (ii))	150	—	—	—	—	—	150
Liu Chang Le (Note (ii))	150	—	—	—	—	—	150
Tan Jin Song	150	—	—	—	—	—	150
Guo Wei (Note (ii))	150	—	—	—	—	—	150
Jiao Shu Ge	150	—	—	—	—	—	150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

57	Directors’ and supervisors’ emoluments (continued)

For the year ended December 31, 2015:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
Name	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Non-executive directors
Wang Quan Hua (Note (i) & (ii))	—	—	—	—	—	—	—
Yuan Xin An (Note (i))	—	—	—	—	—	—	—
Yang Li Hua (Note (i))	—	—	—	—	—	—	—

Executive directors
Tan Wan Geng (Note (i))	—	—	—	—	—	—	—
Zhang Zi Fang (Note (i))	—	—	—	—	—	—	—
Li Shao Bin	—	636	—	137	—	—	773

Supervisors
Pan Fu (Note (i))	—	—	—	—	—	—	—
Li Jia Shi	—	636	—	139	—	—	775
Zhang Wei (Note (i))	—	—	—	—	—	—	—
Yang Yi Hua (Note (iv))	—	240	—	92	—	—	332
Wu De Ming	—	451	—	140	—	—	591

Independent non-executive directors
Ning Xiang Dong	150	—	—	—	—	—	150
Liu Chang Le	150	—	—	—	—	—	150
Tan Jin Song	150	—	—	—	—	—	150
Wei Jin Cai (Note (iii))	75	—	—	—	—	—	75
Guo Wei (Note (iv))	75	—	—	—	—	—	75
Jiao Shu Ge (Note (iv))	75	—	—	—	—	—	75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

57	Directors’ and supervisors’ emoluments (continued)

Note:

(i)	These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAH and their salaries were borne by CSAH.

(ii)	Resigned on December 20, 2017.

(iii)	Appointed on December 20, 2017.

(iv)	Ms. Yang Yi Hua retired in September 2015, while still served as supervisor before December 20, 2017. Ms. Yang Yi Hua did not receive any remuneration for her service in the capacity of the supervisor of the Company since September 2015.

(v)	Mr. Wang Chang Shun was a non-executive director of the Company before December 20, 2017 and was appointed to be the executive director since December 20, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

58	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2017

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and new standards which are not yet effective for the year ended December 31, 2017 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

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

The Group has made an assessment of IFRS 9 and IFRS 15, and is in the process of making an assessment of IFRS 16, for the impact of these new standards in the period of initial application. So far the Group has identified some aspects of the new standards which may have a significant impact on the consolidated financial statements. Further details of the expected impacts are discussed below. As the Group has not completed its assessment of IFRS 16, further impacts may be identified in due course and will be taken into consideration when determining the adoption of these new requirements and which transitional approach to take, where there are alternative approaches allowed under the new standards.

IFRS 9, Financial instruments

IFRS 9 “Financial Instruments” is relevant to the Group and becomes effective for accounting periods beginning on or after 1 January 2018. IFRS 9 contains three principal classification categories for financial assets: measured at (a) amortized cost, (b) fair value through profit or loss and (c) fair value through other comprehensive income. If an equity security is designated as fair value through other comprehensive income, then only dividend income on that security will be recognized in profit or loss. Gains, losses and impairments on that security will be recognized in other comprehensive income without recycling. With respect to the Group’s financial assets currently classified as “available-for-sale financial assets” and “other investments in equity securities”, these are investments in equity securities which now default to fair value through profit or loss unless there is an irrevocable election to designate as fair value through other comprehensive income (without recycling) on transition to IFRS 9. The Group has decided to irrevocably designate those investments it considers to be long term strategic investments as fair value through other comprehensive income. This standard, and the irrevocable election, gives rise to a change in accounting policy as: 1) for available-for-sale equity investments, the current accounting policy is to recognize fair value changes in other comprehensive income until disposal or impairment, when gains or losses are recycled to profit or loss; and 2) for other investments in equity securities, the current accounting policy is to recognize such investments in the consolidated statements of financial position at cost less impairment losses, and dividend income from such equity securities is recognized in profit or loss. This change in policy will have no impact on the Group’s net assets and total comprehensive income but the Group expects there to be a credit adjustment to opening reserves on adoption of IFRS 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

58	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2017 (continued)

IFRS 15, Revenue from contracts with customers

IFRS 15 “Revenue from Contracts with Customers” is relevant to the Group and became effective for accounting periods beginning from the 1 January 2018. The standard establishes a framework for reporting to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The Group has assessed the impact of the new standard, and expects there to be a credit adjustment to opening reserves on adoption of IFRS 15 in respect to the timing of recognition of unflown ticket breakage income and the transaction price allocated to mileage awarded. For the unflown ticket breakage income, the Group currently adopts a more prudent policy than that required under IFRS 15 where breakage is to be recognized on each flight based on an assessment that it is highly probable that the income will not result in a significant reversal of the cumulative revenue recognized in the future. This assessment will be based on the historic patterns of breakage. For the transaction price allocated to mileage awarded, the Group currently allocates the amount received in relation to mileage earning flights based on fair value, between the flight and mileage earned by members of the Group’s frequent flyer award programs. Under IFRS 15, the Group shall estimate the stand-alone selling price of mileage awarded by the members of the Group’s frequent flyer award programs and allocates the transaction price to performance obligation for flight and mileage awarded. IFRS 15 is also expected to impact the classification, presentation and disclosure of ancillary income, change fees and interline cargo transactions, albeit the impact is not expected to be material. The Group will adopt the cumulative effect approach when applying the new standard at the date of initial application.

IFRS 16, Leases

IFRS 16 “Leases” is relevant to the Group and becomes effective for accounting periods beginning on or after 1st January 2019. The standard eliminates the lessee’s classification of leases as either operating leases or finance leases and, instead, introduces a single lease accounting model. Applying that model, a lessee is required to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. IFRS 16 will primarily affect the Group’s accounting as a lessee of leases for aircraft and related equipment, and buildings and other equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to a material increase in both assets and liabilities and to impact on the timing of the expense recognition in the statement of profit or loss over the period of the lease. The Group is in the process of making an assessment of IFRS 16 to determine the amounts of new assets and liabilities arising from operating lease commitments on adoption of IFRS 16.