Form 20-F
period 2018-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2019-04-26
CIK 1041668

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-14660

中国南方航空股份有限公司

(Exact name of Registrant as specified in its charter)

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of Registrant’s name into English)

THE PEOPLE’S REPUBLIC OF CHINA

(Jurisdiction of incorporation or organization)

68 QI XIN ROAD

GUANGZHOU, 510403

PEOPLE’S REPUBLIC OF CHINA

(Address of principal executive offices)

Mr. Xie Bing

Telephone: +86 20 86124462

E-mail: ir@csair.com

Fax: +86 20 86659040

Address: 68 QI XIN ROAD

GUANGZHOU, 510403

PEOPLE’S REPUBLIC OF CHINA

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary H Shares of par value RMB1.00 per share represented by American Depositary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,600,723,089 A Shares of par value RMB1.00 per share and 3,666,449,197 H Shares of par value RMB1.00 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

ii

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report. A forward-looking statement is usually identified by the use in this Annual Report of certain terminology such as “estimate”, “project”, “expect”, “intend”, “believe”, “plan”, “anticipate”, “may”, or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings (if any), the adequacy of reserves, and other business plans. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of risks and assumptions could cause actual outcomes to differ, or differ materially, from those expressed in any forward-looking statements.

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

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, “we”, “us”, “our”, “the Company” and “our Company” refer to China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, our “Group” means our Company and our consolidated subsidiaries, and “CSAH” means China Southern Air Holding Limited Company, our Company’s parent company which directly and indirectly holds a 50.54% interest in our Company as of April 26, 2019.

References to “China” or the “PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan. References to “Renminbi” or “RMB” are to the currency of China, references to “U.S. dollars”, “$” or “US$” are to the currency of the United States of America (the “U.S.” or “United States”), and references to “HK$” are to the currency of Hong Kong. References to the “Chinese government” are to the national government of China. References to “Hong Kong” or “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the PRC. References to “Macau” or “Macau SAR” are to the Macau Special Administrative Region of the PRC.

Our Group presents our consolidated financial statements in Renminbi. The consolidated financial statements of our Group have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term include all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”).

Solely for the convenience of the readers, this Annual Report contains conversions of certain Renminbi into U.S. dollars at the rate of US$1.00 = RMB6.8632, which is the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 28, 2018. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

GLOSSARY OF AIRLINE INDUSTRY TERMS

In this Annual Report, unless the context indicates otherwise, the following terms have the respective meanings set forth below.

Capacity

“available seat kilometers” or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

“available tonne kilometers” or “ATK”	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown

Traffic

“revenue passenger kilometers” or “RPK”	i.e. passenger traffic volume, the number of passengers carried multiplied by the kilometers flown

“revenue tonne kilometers” or “RTK”	i.e. total traffic volume, the load (passenger and cargo) in tonnes multiplied by the kilometers flown

“revenue tonne kilometers-cargo” or“RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

“revenue tonne kilometers-passenger”	the load for passenger in tonnes multiplied by the kilometers flown

“tonne”	a metric ton, equivalent to 1,000 kilograms

Yield

“yield per RFTK”	revenue from cargo operations divided by RFTK

“yield per RPK”	revenue from passenger operations divided by RPK

“yield per RTK”	revenue from airline operations (passenger and cargo) divided by RTK

Cost

“operating cost per ATK”	operating expenses divided by ATK

Load Factors

“overall load factor”	RTK expressed as a percentage of ATK

“passenger load factor”	RPK expressed as a percentage of ASK

Utilization

“utilization rates”	flight hours that aircraft can service during specified time

Equipment

“expendables”	aircraft parts that are ordinarily used up and replaced with new parts

“rotables”	aircraft parts that are ordinarily repaired and reused

Others

“ADS”	American Depositary Share

“A Shares”	Shares issued by our Company to investors in the PRC for subscription in RMB, with par value of RMB1.00 each

“CAAC”	Civil Aviation Administration of China

“CAOSC”	China Aviation Oil Supplies Company

“CSAH”	China Southern Air Holding Limited Company

“CSRC”	China Securities Regulatory Commission

“Hong Kong Stock Exchange”	Stock Exchange of Hong Kong Limited

“H Shares”	Shares issued by our Company, listed on The Stock Exchange of Hong Kong Limited and subscribed for and traded in Hong Kong dollars, with par value of RMB1.00 each

“Nan Lung”	Nan Lung Holding Limited (a wholly-owned subsidiary of CSAH)

“NDRC”	National Development and Reform Commission of China

“SAFE”	State Administration of Foreign Exchange of China

“SA Finance”	Southern Airlines Group Finance Company Limited

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“SEC”	United States Securities and Exchange Commission

“SPVs”	special purpose vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft

“ton”	a metric ton, equivalent to 2,204.6 pounds

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA.

The following tables present selected financial data for the five-year period ended December 31, 2018. The selected consolidated income statement data (other than ADS data) for the three-year period ended December 31, 2016, 2017 and 2018 and selected consolidated statement of financial position data as of December 31, 2017 and 2018 are derived from the audited consolidated financial statements of us, included elsewhere in this Annual Report. The selected consolidated income statement data (other than ADS data) for the years ended December 31, 2014 and 2015 and selected consolidated statement of financial position data as of December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements that are not included in this Annual Report.

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

	Year ended December 31,
	2018 US$	2018 RMB	2017 RMB	2016 RMB	2015 RMB	2014 RMB
	(in million, except per share and per ADS data)
Consolidated Income Statement Data

Operating revenue	20,927	143,623	127,806	114,981	111,652	108,584
Operating expenses	(20,434)	(140,242)	(123,098)	(106,204)	(101,492)	(106,026)
Operating profit	1,285	8,819	9,156	12,612	13,438	4,748
Profit before income tax	636	4,364	8,874	7,661	6,118	3,066
Profit for the year	490	3,364	6,898	5,898	4,818	2,398
Profit attributable to:
Equity shareholders of our Company	422	2,895	5,961	5,044	3,736	1,777
Non-controlling interests	68	469	937	854	1,082	621
Basic and diluted earnings per share	0.04	0.27	0.60	0.51	0.38	0.18
Basic and diluted earnings per ADS(1)	2.00	13.50	30.03	25.69	19.03	9.05

Other Financial Data

Cash dividends declared per share	0.01	0.05	0.10	0.10	0.08	0.04

(1)

Basic and diluted earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares in issue. Basic and diluted earnings per ADS have been computed as if all of our issued or potential ordinary shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 50 H shares.

	Year ended December 31,
	2018 US$	2018 RMB	2017 RMB	2016 RMB	2015 RMB	2014 RMB
	(in million, except per share and per ADS data)
Consolidated Statement of Financial Position Data:

Cash and cash equivalents	1,009	6,928	6,826	4,152	4,560	15,414
Total current assets, excluding cash and cash equivalents	2,498	17,144	11,058	9,612	9,553	12,127
Property, plant and equipment, net	24,871	170,692	158,926	146,746	142,870	134,453
Total assets	35,982	246,949	218,718	200,442	185,989	189,688
Current borrowings	5,645	38,741	27,568	26,746	30,002	20,979
Current portion of obligations under finance leases	1,392	9,555	8,341	8,695	6,416	5,992
Non-current borrowings	2,284	15,676	20,719	18,758	15,884	42,066
Obligations under finance leases, excluding current portion	9,131	62,666	59,583	53,527	49,408	43,919
Total equity	11,433	78,469	62,543	54,976	49,624	44,493
Number of shares (in million)	12,267	12,267	10,088	9,818	9,818	9,818

Selected Operating Data

The operating data and comparison below is calculated and disclosed in accordance with the statistical standards, which have been implemented by our Group since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2018	2017	2016	2015	2014
Capacity
ASK (million)	314,421	280,646	255,992	235,616	209,807
ATK (million)	42,728	38,332	34,980	32,205	28,454
Kilometers flown (thousand)	1,762,920	1,623,014	1,504,310	1,408,500	1,275,570
Hours flown (thousand)	2,773	2,567	2,375	2,238	2,026
Number of landing and take-offs	1,069,430	1,010,460	959,110	936,750	884,070
Traffic
RPK (million)	259,194	230,697	206,106	189,588	166,629
RTK (million)	30,334	27,321	24,387	22,388	19,780
Passengers carried (thousand)	139,885	126,299	114,619	109,422	100,919
Cargo and mail carried (tons)	1,732,280	1,672,162	1,612,550	1,511,550	1,433,250
Load Factors
Passenger load factor (RPK/ASK) (%)	82.4	82.2	80.5	80.5	79.4
Overall load factor (RTK/ATK) (%)	71.0	71.3	69.7	69.5	69.5
Yield
Yield per RPK (RMB)	0.49	0.49	0.50	0.53	0.58
Yield per RFTK (RMB)	1.33	1.30	1.16	1.21	1.42
Yield per RTK (RMB)	4.55	4.46	4.50	4.78	5.27
Fleet
- Boeing	460	407	372	351	311
- Airbus	354	321	304	290	276
- Others	26	26	26	26	25
Total aircraft in service at period end	840	754	702	667	612
Average daily utilization rate (hours per day)	9.73	9.79	9.53	9.6	9.6

Exchange Rate Information

The following table sets forth certain information concerning exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), between Renminbi and U.S. dollars for the five most recent financial years.

	Renminbi per U.S. Exchange Rate (1)
Period	Average(2)	Low	High	Period-end
Exchange Rate
2014	6.1704	6.0402	6.2591	6.2046
2015	6.2869	6.1870	6.4896	6.4778
2016	6.6400	6.4480	6.9580	6.9430
2017	6.7569	6.4773	6.9575	6.5063
2018	6.6090	6.2649	6.9558	6.8755
October	6.9191	6.8680	6.9737	6.9737
November	6.9367	6.8894	6.9558	6.9558
December	6.8837	6.8343	6.9077	6.8755
2019
January	6.7863	6.6958	6.8708	6.6958
February	6.7367	6.6822	6.7907	6.6912
March	6.7119	6.6916	6.7381	6.7112
April (through 19, 2019)		6.6870	6.7223	6.7032

(1)	Source: The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.
(2)	The source of annual averages is the G.5A statistical release of the Federal Reserve Board. The source of monthly averages is the G.5 statistical release of the Federal Reserve Board.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to our Business

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADSs, H Shares and A Shares.

Major Chinese airlines are wholly or majority owned by either the Chinese government or provincial or municipal governments in China. CSAH, an entity wholly-owned by the Chinese government, directly and indirectly holds and exercises the rights of ownership of 50.54 % of our equity stake. The interests of the Chinese government in us and in other Chinese airlines could conflict with the interests of the holders of the ADSs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry could also conflict with its indirect ownership interest in us. In addition, we may accept further capital injections from CSAH through non-public subscriptions, which may dilute the stakes of other holders of ADSs, H Shares and A Shares.

Due to a high degree of operating leverage and high fixed costs, a decrease in our revenue could result in a disproportionately higher decrease in our profit. The results of our operations are also significantly exposed to fluctuations in foreign exchange rates.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenue could result in a disproportionately higher decrease in our profit. Moreover, as we have substantial obligations denominated in foreign currencies, our results of operations are significantly affected by fluctuations in foreign exchange rates, particularly fluctuations in the Renminbi-U.S. dollar exchange rate. Our net foreign exchange gains were RMB1,801 million in 2017, whereas our net foreign exchange losses were RMB1,853 million in 2018, primarily due to the translation of balances of borrowings and obligations under finance leases which are denominated in USD.

We have significant committed capital expenditures in the next three years, and may face challenges and difficulties in maintaining our liquidity.

We have, and will continue to have a substantial amount of debt, lease and other obligations in the future. As of December 31, 2018, our current liabilities exceeded our current assets by RMB59,615 million. We generated net cash inflow from operating activities of RMB17,732 million and RMB15,388 million for the years ended December 31, 2017 and 2018, respectively. However, our substantial indebtedness and other obligations may negatively impact our liquidity in the future. In addition, we have significant committed capital expenditures in the next three years, mainly due to aircraft acquisition. In 2018 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflow from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors, such as increased competition, significantly reduced demand for our services, or significantly increased jet fuel prices, our liquidity would be materially and adversely affected. Moreover, we may not be able to meet our debt obligations as they fall due and commit further capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2018, we had committed banking facilities with several PRC commercial banks for providing loan financing up to approximately RMB243,910 million, of which approximately RMB193,871 million was unutilized. Our directors believe that sufficient financing will be available to our Group in 2019. However there can be no assurance that such loan financing will be available on terms acceptable to our Group or at all.

CSAH will continue to be our controlling shareholder, and our interests may conflict with those of CSAH. CSAH and certain of its affiliates will continue to provide certain important services to our Group. Any disruption of the provision of services by CSAH or its affiliates could affect our operations and financial condition.

CSAH will continue to be our controlling shareholder. CSAH and certain of its affiliates will continue to provide certain important services to us, including advertising services, provision of air ticket sales services, property management services, leasing of properties and financial services. The interests of CSAH may conflict with those of our Group. In addition, any disruption of the provision of services by CSAH’s affiliates or a default of CSAH on its obligations owed to our Group could affect our operations and financial condition. In particular, as part of our cash management system, we periodically place certain amount of demand deposits after independent shareholders’ approval with SA Finance, a PRC authorized financial institution controlled by CSAH and one of our associates. We have taken certain measures to monitor the fund flows between us and SA Finance and the placement of funds by SA Finance. Such monitoring measures may help to keep our deposits with SA Finance safe. In addition, we have received a letter of undertakings from CSAH dated March 31, 2009, in which, among other things, CSAH warranted that our deposits and loans with SA Finance were secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with SA Finance’s business over which we do not have control. As of December 31, 2017 and 2018, we had deposits of RMB6,095 million and RMB5,583 million, respectively, with SA Finance.

Unfavorable economic conditions, in China and globally, could affect the demand for air travel.

The airline industry is highly cyclical, and the level of demand for air travel is correlated to the strength of domestic and global economies. During periods of unfavorable or volatile economic conditions, demand for air travel can be impacted as business and leisure travelers choose not to travel, seek alternative forms of transportation for short trips or conduct business through videoconferencing. If unfavorable economic conditions occur, particularly for an extended period, our business, financial condition and results of operations may be adversely affected.

Following a referendum in June 2016 in which voters in the U.K. approved an exit from the EU, the U.K. government has initiated a process to leave the EU (often referred to as Brexit) and begun negotiating the terms of the U.K.’s future relationship with the EU. Currently, the new deadline for the proposed exit is October 31, 2019. The airline industry faces substantial uncertainty regarding the impact of the exit of the U.K. from the EU. Adverse consequences such as deterioration in economic conditions, volatility in currency exchange rates, or adverse changes in regulation of the airline industry or bilateral agreements governing air travel could have a negative impact on our operations, financial condition and results of operations.

Chinese macroeconomic controls, such as financing adjustments, credit adjustments, taxation policies, price controls and exchange rate policies would also present unexpected changes to the aviation industry. As a result, our business and results of our operations may be adversely affected by the changing economic situations and Chinese macroeconomic controls.

We could be adversely affected by an outbreak of a disease, a similar public health threat or a large-scale natural disaster.

An outbreak of a disease, a similar public health threat or a large-scale natural disaster that affects travel demand, travel behavior, or travel restrictions could have a material adverse impact on our business, financial condition and operating results.

The outbreak of the H1N1 swine flu in March 2009 had an adverse impact on the aviation industry globally and our international routes operations in 2009 were adversely affected by the spread of the swine flu. In 2011, a number of large-scale natural disasters occurred, such as the nuclear meltdown in Japan caused by earthquakes and subsequent tsunami, the hurricane on the East Coast of the United States, the flooding in Thailand and the typhoon in the Philippines, materially and adversely affected the aviation industry.

Lack of adequate documentation for land use rights and ownership of buildings may subject us to challenges and claims by third parties.

We leased certain properties and buildings, which are located in Guangzhou, Haikou and other PRC cities from CSAH. However, CSAH lacks adequate documentation evidencing CSAH’s rights to such land and buildings, and, as a result, the lease agreements between CSAH and us for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable. Lack of adequate documentation for land use rights and ownership of buildings may subject us to challenges and claims by third parties with respect to our use of such land and buildings.

As of the date of this Annual Report, we had occupied all of the land and buildings mentioned above without any challenge or claim by third parties. However, we cannot assure you that we would not be subject to any challenges in the future. If any challenges to the property ownership or other claims are successful, our operation and business may be materially adversely affected. CSAH has agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, our right to use such land and buildings.

Any discontinuity or disruption in the direct flight arrangement between Taiwan and Mainland China may negatively affect our results of operations.

The restrictions on direct flights between Taiwan and Mainland China has been further loosened in the past few years, but there has been no further negotiations on the expansion of such arrangement between Taiwan and Mainland China since mid-2016. As of April 26, 2019, there were 80 cross-Strait direct passenger flights per week. We were the first Chinese carrier to operate non-stop flights between Mainland China and Taiwan and have benefited from the operation of such flights. However, given the cross-Strait flight arrangement is subject to the political relationship between Taiwan and Mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement, and lead to a material adverse impact on our results of operations.

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could adversely affect us and the airline industry. The travel industry continues to face on-going security concerns and cost burdens.

The aviation industry has been beset with high-profile terrorist attacks, most notably the terrorist attack on September 11, 2001 in the United States. Terrorist attacks could also affect the aviation industry in China. Airlines in China have experienced several incidents of terrorist attacks or threats. For example, on March 7, 2008, on a China Southern Airlines flight boarding in Urumqi, crew members discovered a terrorist suspect. On July 14, 2010, a passenger jet en route from Urumqi to Guangzhou was forced to make an emergency landing after receiving an anonymous call claiming there was a bomb on the aircraft. On June 29, 2012, there was an attempted hijacking on a passenger flight operated by Tianjin Airlines between Hotan and Urumqi in China’s Xinjiang region. CAAC has enhanced security measures to prevent potential threats of terrorist attacks. Terrorist attacks, even if not made on or targeted directly at the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings, travel restrictions, or selective cancellation or redirection of flights) could materially and adversely affect us and the aviation industry. Terrorist attacks may result in substantial flight disruption costs caused by grounding of fleet, significant increase in security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significant decrease in traffic measured in revenue passenger kilometers. Additionally, increasingly strict security measures may cause inconvenience to passengers. These factors can have an uncertain impact on the development of the aviation industry.

We may suffer losses in the event of an accident involving our aircraft or the aircraft of any other airline.

An accident involving an aircraft that we operate could expose us to additional repair or replacement expenses, temporary or permanent losses from disruption of services and significant tort liabilities. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amounts of such coverage may not be adequate to fully cover the costs related to the accident or incident, which could result in harm to our results of operations and financial condition. In addition, such an aircraft accident could create a public perception that our operations are not as safe or reliable as those of other airlines, which could harm our competitive position and cause a decrease in our operating revenue. Moreover, a major accident involving the aircraft of any of our competitors may reduce demand for air travel in general, which would adversely affect our results of operations and financial condition.

On March 11, 2019, the CAAC issued the notice “CAAC Request Domestic Transportation Airlines to Suspend the Commercial Operation of the Boeing 737-8 Aircraft”, requiring domestic transportation airlines to suspend the commercial operation of the Boeing 737-8 aircraft. As of December 31, 2018, we owned some Boeing 737-8 aircraft and currently suspend commercial operations in accordance with the requirements of the CAAC. At this point, the effects of such suspension on us still remain unclear, and our operations may be affected.

We could be adversely affected by a failure or disruption of our computer, communications or other technology systems.

We are increasingly dependent on technology to operate our business. In particular, to enhance our management of flight operations, we launched the computerized flight operations control system in May 1999. The system utilizes advanced computer and telecommunications technology to manage our flights on a centralized, real-time basis. We believe that the system will enhance the efficiency of flight schedule, increase the utilization of aircraft and improve the coordination of our aircraft maintenance and ground servicing functions. However, the computer and communications systems on which we rely could suffer substantial or repeated disruptions due to various factors, some of which are beyond our control, including natural disasters, power failures, terrorist attacks, equipment or software failures and computer viruses and hackers. We cannot assure you that the measures we have taken to reduce the risk of some of these potential disruptions are adequate to prevent disruptions to or failures of these systems. Any substantial or repeated failure of those systems could adversely affect our operations and customer services, and result in the loss of important data, loss of revenue, and increased costs. Moreover, a failure of our vital systems could limit our ability to operate our flights for an extended period of time, which could have a material adverse effect on our operations and business.

We may lose investor confidence in the reliability of our financial statements if we fail to achieve and maintain effective internal control over financial reporting, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company, including us, in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting.

Since 2011, in accordance with the Basic Standard for Enterprise Internal Control jointly issued by the Ministry of Finance, China Securities Regulatory Commission (“CSRC”) and other three PRC authorities on May 22, 2008, and its application guidelines and other relevant regulations issued subsequently (collectively, “PRC internal control requirements”) , we have carried out a self-assessment of the effectiveness of its internal control and issued a self-assessment report annually in accordance with the PRC internal control requirements, and our auditor for our PRC GAAP financial statements (the “PRC Auditor”) is required to report on the effectiveness of our internal control over financial reporting.

However, our independent registered public accounting firm or PRC Auditor may not be satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed. Our independent registered public accounting firm or PRC Auditor may also interpret the requirements, rules and regulations differently, and reach a different conclusion regarding the effectiveness of our internal control over financial reporting. Although our management have concluded that our internal control over financial reporting as of December 31, 2018 was effective, we may discover deficiencies in the course of our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, as required under the above mentioned rules and regulations. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

We could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. We believe that we were not a PFIC for the taxable year 2018. However, there can be no assurance that we will not be a PFIC for the taxable year 2019 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

We will be classified as a PFIC in any taxable year if either: (1) the average value during the taxable year of our assets that produce passive income, or are held for the production of passive income, is at least 50% of the average value of our total assets for such taxable year (the “Asset Test”) or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties) (the “Income Test”). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or as being held for the production of passive income and (2) the average values of our passive and total assets is calculated based on our market capitalization.

If we were a PFIC, we would generally be subject to additional taxes and interest charges on certain “excess distributions” our Company makes regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution”. An “excess distribution” would be either (1) the excess amount of a distribution with respect to ADSs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADSs, or (2) 100% of the gain from the disposition of ADSs. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10, “Taxation - United States Federal Income Taxation - U.S. Holders - Passive Foreign Investment Company”.

We may be unable to retain senior management team or other key employees.

We are dependent on the experience and industry knowledge of our senior management team and other key employees, and we cannot assure you that we will be able to retain them. Any inability to attract and retain talented and highly qualified senior management team or other key employees, could have a negative impact on us.

Our exit from Sky Team Alliance may result in claims against us during the transition period, due to lack of detailed implementation rules regarding member passenger’s rights and interests .

During the reporting period, given the requirements from our own development strategy and the new trend of cooperation model in the global air transport industry, we decided not to renew the Sky Team Alliance Agreement from January 1, 2019. We and Sky Team Alliance will continue to work closely during the transition period (January 1, 2019 - December 31, 2019) to ensure a smooth transition for passengers and partners. At this point, we and Sky Team Alliance have reached some agreements on the member passenger’s rights and interests during the transition period. However, due to lack of detailed implementation rules regarding member passenger’s rights and interests, claims may arise against us during the transition period.

Risks Relating to the Chinese Commercial Aviation Industry

Our business is subject to extensive government regulations.

The Chinese commercial aviation industry is subject to extensive regulatory and legal oversight. The CAAC issues and implements several regulations and polices, which encompass substantially all aspects of the Chinese commercial aviation industry, such as the approval of route allocation, the administration of certain airport operations and air traffic control. As a result, we may face significant constraints on our flexibility and ability to conduct our business or maximize our profitability.

Our results of operations may be negatively impacted by any jet fuel shortages or any fluctuation in domestic prices for jet fuel.

The availability and cost of jet fuel have a significant impact on our financial condition and results of operations. Prior to 1993, jet fuel shortages occurred in China, as a result of which we had to cancel or delay flights. We cannot assure you that such shortages would not occur again, and if such a shortage occurs and causes us to delay or cancel flights, our reputation among passengers as well as our operations may suffer.

Domestic price for jet fuel has experienced fluctuations in the past few years and may continue to fluctuate in the future due to various factors including changes of fuel surcharge. In 2018, our jet fuel cost for 2018 accounted for 56.32% of our flight operation expenses. Therefore, any foregoing fluctuation in the fuel price may affect our financial performance due to our sensitivity to fuel prices. For more information on the jet fuel prices, please see “Item 4, Information on the Company - Business Overview - Jet Fuel” section below for further discussion.

In 2018, a reasonable possible increase or decrease of 10% in average jet fuel price with volume of fuel consumed and all other variables held constant, would have increased or decreased our annual fuel costs by approximately RMB4,292 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

Our profit for the year may suffer from unexpected volatility caused by any fluctuation in the level of fuel surcharges.

The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demands as well as our ability to generate profits. On January 14, 2009, the NDRC and the CAAC jointly announced that the collection of passenger fuel surcharge for domestic routes should be suspended from January 15, 2009 onwards. Subsequently, in response to the increase in international fuel prices, the NDRC and CAAC issued a notice on November 11, 2009 to introduce a new pricing mechanism of fuel surcharge that links it with airlines’ jet fuel costs, which was further adjusted subsequently. On October 14, 2011, the NDRC and the CAAC issued a notice to adjust such pricing mechanism. As a result of this adjustment, the maximum rates for fuel surcharge can be adjusted according to the pricing mechanism of fuel surcharge, if the aggregated change in jet fuel costs exceeds RMB250 per ton. Due to the decrease in the jet fuel cost, the fuel surcharge has been suspended since February 5, 2015. In March 2015, the NDRC and the CAAC issued the “Notice on Adjusting the Base Oil Price of the Passenger Transportation Fuel Addition and Aviation Kerosene Price Linkage Mechanism of Civil Aviation Domestic Routes”, pursuant to which, when the domestic aviation kerosene comprehensive procurement cost exceeds RMB5,000 per ton, an air transport enterprise can collect fuel surcharge according to the linkage mechanism. In accordance with the above regulations, we adjusted the fuel surcharges for domestic routes from June 5, 2018 (the date of issue), and, as a result, each passenger is charged RMB10 for domestic flight segments (including domestic segments of international routes) under 800 kilometers, 800 kilometers and above 800 kilometers. We cannot guarantee that fuel surcharges would not be adjusted further in the future or adjusted in our favor. If fuel surcharges are not adjusted in correspondence to the increase in jet fuel, our profit for the year may be materially adversely affected.

Our results of operations tend to be volatile and fluctuate due to seasonality.

The aviation industry is characterized by annual high and low travel seasons. Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second half of the year than in the first half of the year due to the greater demand for air travel during the summer months. As a result, our results tend to be volatile and subject to rapid and unexpected change.

Our operations may be adversely affected by insufficient aviation infrastructure in Chinese commercial aviation industry.

The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese commercial aviation industry, including China’s air traffic control system, the availability of qualified flight personnel and airport facilities. Airlines, such as our Company, which have route networks that emphasize short- to medium-haul routes, are generally more affected by insufficient aviation infrastructure in terms of on-time performance and high operating costs due to fuel inefficiencies resulting from the relatively short segments flown, as well as the relatively high proportion of time on the ground during turnaround. All of these factors may adversely affect the perception of the service provided by an airline and, consequently, the airline’s operating results. In recent years, the CAAC placed increasingly emphasis on the safety of Chinese airline operations and implemented measures aimed at improving the safety record of the industry. The ability of us to increase utilization rates and to provide safe and efficient air transportation in the future will depend in part on factors, such as the improvement of national air traffic control, navigation systems and ground control operations at Chinese airports, which are beyond our control.

We face increasingly intense competition in both domestic and international market, as well as from alternative means of transportation.

Competition has become increasingly intense in recent years in domestic market, due to relaxation of certain regulations by the CAAC, increase in the capacity, routes and flights of Chinese airlines, etc. Such intense competition has led to widespread price-cutting practices, which do not comply with applicable regulations in all respects . Until CAAC finalizes and strictly enforces the interpretation of relevant regulations limiting such price-cutting, discounted tickets from competitors will continue to have an adverse effect on our sales.

We face varying degrees of competition on regional routes from certain Chinese airlines and Cathay Pacific, Cathay Dragon and Air Macau, and on our international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than us. In addition, the public’s perception of the safety and service records of Chinese airlines could adversely affect our ability to compete against our regional and international competitors. Many of our international competitors have larger sales networks, participate in more comprehensive and convenient reservation systems, or engage in more promotional activities, which may enhance their ability to attract international passengers.

Furthermore, for short-distance transportation, airplanes, trains and buses are alternatives to each other. Given the recent development of high-speed trains (as discussed below), the construction of nationwide high-speed railway network and the improvement of inter-city expressway network, the commercial aviation sector as a whole faces increasingly competition from alternative means of transportation aforementioned.

We expect to face substantial competition from the rapid development of the Chinese rail network.

The PRC government is aggressively expanding its high-speed rail network. The mileage of new railway lines put into operation in 2018 reached 4,600 kilometers. In 2018, the Harbin-Jiamusi Rapid Railway, Jianmeng-Zhanjiang, and Kunming Chuxiong Dali Intercity Railway commenced operation. As of December 31, 2018, China’s railway traffic mileage reached 131,000 kilometers, among which 29,000 kilometers are covered by high-speed railway, accounting for more than 60% of the world’s total high-speed railway traffic mileage. According to the latest development goal of the China Railway, China’s railway traffic mileage will reach 175,000 kilometers by 2025, among which 38,000 kilometers are covered by high-speed railway. The operating results of our air routes, which overlap with the high-speed railway corridors (especially air routes with a distance of less than 800 kilometers), will be affected in the future.

Limitations on foreign ownership of Chinese airlines may affect our access to funding in the international equity capital markets.

The current Chinese government policies limit foreign ownership of Chinese airlines. Under these policies, non-PRC, Hong Kong, Macau, Taiwan residents can only hold up to 49% of equity interest in a Chinese airline. As of December 31, 2018, we estimate that 29.89% of our total outstanding ordinary shares were held by non-PRC, Hong Kong, Macau, Taiwan residents. According to The Provisions on Domestic Investment in Civil Aviation Industry, effective on January 19, 2018, Chinese government has loosen up restrictions on state ownership of our total outstanding ordinary shares, which allows the percentage of state-owned shares to be under 50%. However, for so long as the limitation on foreign ownership is in force, we will have limited access to funding in the international equity capital markets.

The European Emissions Trading Scheme may increase our operational cost.

Starting on January 1, 2012, aviation sector has been included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of greenhouse gas emissions. Airline operators in the EU will receive tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB100 million) worth of CO2 emissions allowances from other greener industries. Pursuant to this policy, the Chinese airlines having flight points in Europe undertake the same carbon emission reductions obligation as the European local airlines, which will result in a significant increase in the operating cost of Chinese airlines in Europe, including our Company, and further have an adverse impact on the results of operations and financial condition. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, the CAAC issued instructions to various airlines announcing that without approval from the relevant government authorities, the major airlines are prohibited from joining the ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items by adducing this reason. On November 12, 2012, EU announced to temporarily suspend the implementation of the ETS in the aviation sector in 2013 in order to forge a positive negotiation environment for all parties. In 2016, our Company had finished 2015 compliance cycle and in 2017, our Company had finished 2016 compliance cycle. In March 2018, the CAAC issued another notification on the ETS. The notification provided that the CAAC would not prohibit Chinese airlines to take part in the ETS if the relevant flights take off and land between the airports within the EU during 2017 and 2018. By the end of reporting period, our Company has finished 2017 compliance cycle and now is performing 2018 compliance cycle. On 2019-2020 compliance cycle, our Company will be subject to the requirements of relevant PRC laws and the ETS. There can be no assurance that the new implementation proposal will not have negative impact on our financial condition and results of operations.

We may utilize fuel hedging arrangements which may result in losses.

While we have not entered into any fuel hedging transactions since the fourth quarter of 2008, we may in the future consider to hedge a portion of our future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, while we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs.

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

We have significant exposure to foreign currency risk as substantially all of our obligations under leases, certain bank and other loans and operating lease commitment are denominated in foreign currencies, principally U.S. dollars, Euros and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects our results significantly because our foreign currency liabilities generally exceed our foreign currency assets. We are not able to hedge our foreign currency exposure effectively other than by retaining our foreign currency denominated earnings and receipts to the extent permitted by SAFE, or subject to certain restrictive conditions, entering into foreign exchange forward option contracts with authorized banks. However, SAFE may limit or eliminate our ability to purchase and retain foreign currencies in the future. In addition, foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. No assurance can be given that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

Our operations are subject to immature development of legal system in China. Lack of uniform interpretation and effective enforcement of laws and regulations may cause significant uncertainties to our operations.

Our Company and the major subsidiaries of us are organized under the laws of China. The Chinese legal system is based on written statutes and is a system, unlike common law systems, in which decided legal cases have little precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investments, commerce, taxation and trade. These laws, regulations and legal requirements are relatively recent, and, like other laws, regulations and legal requirements in China (including with respect to the commercial aviation industry), their interpretation and enforcement involve significant uncertainties.

The PRC tax law may have negative tax impact on holders of our H Shares or ADSs, by requiring the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise.

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

Caishui Notice [2014] No. 81 further provides that, “dividends derived by Mainland enterprise investors from investing in shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect shall be included in their gross income and subject to enterprise income tax. For dividends derived by Mainland enterprises where the relevant H Shares have been continuously held for no less than 12 months, enterprise income tax may be exempt according to the tax law. H-Share companies listed on the Hong Kong Stock Exchange shall apply to CSDC to obtain the list of Mainland enterprise investors from CSDC. H-Share companies are not required to withhold income tax on dividends to Mainland enterprise investors which shall report the income and make the tax payment by themselves.”

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

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB, however, is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work is located in China. Accordingly, our independent registered public accounting firm’s audit of our operations in China is not subject to the PCAOB inspection.

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

In December 2012, the SEC instituted administrative proceedings against four PRC-based accounting firms, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers related to their audit of certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, which determined that the four PRC-based accounting firms should be censured and barred from practicing before the SEC for a period of six months. The four PRC-based accounting firms appealed the initial administrative law decision to the SEC. The initial law decision is neither final nor legally effective unless and until it is endorsed by the full SEC. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to provide the SEC with access to PRC-based firms’ audit documents via the CSRC.

We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. If the accounting firms including our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we were unable to find another registered public accounting firm in a timely manner to audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Recent international trade tensions could materially and adversely affect our business, financial condition, and results of operations.

Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including the recent international trade disputes and tariff actions announced by the United States, the PRC and certain other countries. The U.S. administration has imposed significant amount of tariffs on Chinese goods, and the PRC government has imposed tariffs on certain goods manufactured in the United States. There is no assurance that the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially. It is difficult to predict how PRC or U.S. government policy, in particular, the outbreak of a trade war between the PRC and the United States and the imposition in 2018 of additional tariffs on bilateral imports, may continue to impact the PRC. If the list of goods is further expanded or the tariff is further increased, the volume of China-U.S. import and export trade would drop significantly, which will lead to deterioration in economic conditions of both countries and decrease of business and official activities between both countries. Demand for air travel as well as cargo and mail volume may also be impacted.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF OUR COMPANY

We were incorporated under the PRC laws on March 25, 1995 as a joint stock company with limited liability under the name of China Southern Airlines Company Limited. The address of our principal place of business is 68 Qi Xin Road, Guangzhou 510403, People’s Republic of China. Our telephone number is +86 20 8612 4462 and our website is www.csair.com.

In July 1997, we issued 1,174,178,000 H Shares, par value RMB1.00 per share, and completed the listing of our H Shares on the Hong Kong Stock Exchange and the ADSs representing our H shares on the New York Stock Exchange.

On March 13, 2003, we obtained an approval certificate from the Ministry of Commerce to change to a permanent limited company with foreign investments, and on October 17, 2003, we obtained a business license for our new status, as a permanent limited company with foreign investments issued by the State Administration of Industry and Commerce of the People’s Republic of China.

In July 2003, we issued 1,000,000,000 A Shares, par value RMB1.00 per share, and completed the listing of our A shares on the Shanghai Stock Exchange.

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

On May 30, 2007, we, together with an independent third party, established Chongqing Airlines Company Limited (“Chongqing Airlines”). As of December 31, 2012, four aircraft were transferred to Chongqing Airlines by us as a capital contribution. We own a total of 60% equity interest in Chongqing Airlines.

On August 14, 2007, we acquired a 51% equity interest in Nan Lung International Freight Limited beneficially owned by and registered in the name of Nan Lung Travel & Express (Hong Kong) Limited, and a 100% equity interest in China Southern Airlines Group Air Catering Company Limited, both a wholly-owned subsidiary of CSAH, for a total consideration of RMB112 million.

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

On June 2, 2010, a third party company injected capital to Flying College, which diluted our interest in Flying College from 91% to 48.12%. Flying College became a jointly controlled entity of our Company since then. The retained non-controlling equity interest in Flying College is re-measured to the fair value at the date when control was lost and a gain on deemed disposal of a subsidiary of RMB17 million was recorded in 2010.

In December 2010, we entered into an agreement with Xiamen Jianfa Group Co., Ltd. and Hebei Aviation Investment Group Corporation Limited (“Hebei Investment”), pursuant to which Hebei Investment agreed to inject a cash capital of RMB1,460 million into Xiamen Airlines Company Limited (“Xiamen Airlines”). In March 2011, the capital injection was received in full and our equity interest in Xiamen Airlines was diluted from 60% to 51%. Xiamen Airlines remains a subsidiary of our Company.

On June 29, 2012, Xiamen Airlines, a subsidiary of our Company and Southern Airlines Culture and Media Co., Ltd. (“SACM”) entered into an agreement, pursuant to which Xiamen Airlines agreed to sell and SACM agreed to purchase a 51% equity interest in Xiamen Airlines Media Co., Ltd.(“XAMC”), at a consideration of approximately RMB43.12 million. Immediate prior to the transaction, XAMC was wholly owned by Xiamen Airlines and primarily engaged in providing advertising, corporate branding, publicity and exhibition services and was responsible for the overall brand building and publicity of Xiamen Airlines.

On September 24, 2012, we entered into a joint venture agreement with Henan Civil Aviation Development and Investment Co., Ltd. (“Henan Aviation Investment”) for the establishment of China Southern Airlines Henan Airlines Company Limited (“Henan Airlines”), a joint venture company with a total registered capital of RMB6 billion, which is owned as to 60% and 40% by us and Henan Aviation Investment, respectively. On September 28, 2013, Henan Airlines was established.

On October 13, 2014, Xiamen Airlines and Hebei Airlines Investment Group Company Limited (the “Hebei Airlines Investment”) entered into an agreement, pursuant to which Hebei Airlines Investment agreed to sell and Xiamen Airlines agreed to purchase a 95.4% equity interest in Hebei Airlines at the consideration of RMB680 million. The acquisition was completed in December 2014.

On July 14, 2015, we and Xiamen Jianfa entered into an agreement, pursuant to which Xiamen Jianfa agreed to sell and we agreed to purchase a 4% equity interest in Xiamen Airlines at the consideration of RMB586,666,670. The acquisition was completed in December 2015.

On February 2, 2016, we and CSAH entered into an agreement, pursuant to which CSAH agreed to sell and we agreed to purchase a 100% equity interest in Southern Airlines (Group) Import And Export Trading Co. Ltd. at the consideration of RMB400,570,400. The acquisition was completed in August 2016.

On March 27, 2017, according to the authorization under the general mandate approved by the 2015 annual general meeting and as approved by the Board, we entered into a share subscription agreement with American Airlines, pursuant to which American Airlines agreed to subscribe for 270,606,272 new H Shares of us, at the consideration of HK$1,553.28 million, representing a subscription price of HK$5.74 per share. The closing price of the H Shares as at the date of the share subscription agreement was HK$5.49. The subscription was completed on August 10, 2017.

On May 18, 2017, we entered into a joint venture agreement regarding Guangzhou Nanland Air Catering Company Limited with Hong Kong Sharpland Investments Ltd., Servair S.A and Hong Kong Ginkgo Group Company Limited, pursuant to which we contributed RMB76,206,300 cash and the equity interests in a subsidiary with a valuation of RMB513,727,300 into Guangzhou Nanland Air Catering Co., Ltd.. After the capital contribution, we held 70.5% equity interest in Guangzhou Nanland Air Catering Co., Ltd..

On July 10, 2017, we entered into a share transfer agreement with CAE International Holdings Limited for an acquisition of 49% equity interest in Zhuhai Xiang Yi Aviation Technology Company Limited held by CAE with an amount of US$99.52 million (equivalent to approximately RMB678 million). After the completion of this acquisition, Zhuhai Xiang Yi Aviation Technology Company Limited became our wholly-owned subsidiary.

On October 13, 2017, Xiamen Airlines entered into a share transfer agreement with SACM for an acquisition of 51% equity interest in Xiamen Airlines Media Co., Ltd. held by SACM with an amount of RMB47 million. After the completion of this acquisition, Xiamen Airlines Media Co., Ltd. became a wholly-owned subsidiary of Xiamen Airlines.

On June 29, 2018, we established a wholly-owned subsidiary, Xiongan Airlines in Xiong’an New Area. We intend to make a total contribution of RMB10 billion by stages, among which RMB2.5 billion will be made in cash, and RMB7.5 billion will be made in kind. This investment is conducive to promoting the development of the Company’s main aviation industry and enhancing our competitiveness in the aviation market.

On September 29, 2018, we completed the non-public issuance of A shares, and CSAH participated in the non-public issuance of A shares subscription with its 50.00% equity interest in Zhuhai MTU and part of cash. The appraisal value of 50% equity interest in Zhuhai MTU assessed and filed by the SASAC is the benchmark, and the asset consideration is determined to be RMB1,741,080,000 after the adjustment of 2016 annual dividend of Zhuhai MTU. As of the end of the reporting period, transfer of all 50.00% of equity interest of Zhuhai MTU and the procedures and the registration with Administration for Industry and Commerce had been completed, and we hold 50.00% of equity interest in Zhuhai MTU.

On September 11, 2018, we issued 600,925,925 H shares to Nan Lung with the proceeds of approximately HK$3.626 billion. On September 27, 2018, we, by way of non-public issuance, issued 1,578,073,089 A shares to seven investors including CSAH. The proceeds is approximately RMB9.5 billion. After the completion of our non-public issuance, our total share capital increased to 12,267,172,286 shares.

Aircraft Acquisitions

Pursuant to an A320 series aircraft purchase agreement dated January 20, 2010 between our Company and Airbus SNC, we will acquire 20 Airbus 320 series aircraft from Airbus SNC. According to the information provided by Airbus SNC, the catalogue price of an Airbus 320 aircraft, including airframe and engines, is around US$76.9 million. The aggregate consideration for the acquisition was partly paid in cash and partly through financing arrangements with banking institutions. The Airbus aircraft were delivered in stages to our Company during the period from 2011 to 2013.

On September 30, 2010, Xiamen Airlines entered into a supplemental agreement with Boeing to purchase additional 10 Boeing B737 series aircraft. The aggregate catalogue price for those aircraft, including airframe and engines, is around US$699 million. According to the information provided by Boeing, the aggregate consideration for the acquisition was partly paid in cash by Xiamen Airlines, and partly through financing arrangements with banking institutions. The Boeing aircraft were delivered in stages to Xiamen Airlines during the period from 2015 to October 2016.

On November 4, 2010, we entered into an A320 series aircraft purchase agreement and an A330-300 aircraft purchase agreement with Airbus S.A.S. to purchase 30 Airbus A320 series aircraft and six Airbus A330 series aircraft. According to the information provided by Airbus S.A.S., the catalogue price of six Airbus A330 series aircraft and 30 Airbus A320 series aircraft, including airframe and engines, is US$1.205 billion and US$2.575 billion, respectively. The aggregate consideration for the acquisition was partly paid in cash and partly through financing arrangements with banking institutions. The six Airbus A330 aircraft were delivered in stages to our Company during the period from 2013 to 2014 and the 30 Airbus A320 series aircraft were delivered in stages to our Company during the period from 2012 to 2015.

On May 31, 2011, we entered into an aircraft acquisition agreement with Boeing to purchase six Boeing B777F freighters. According to the information provided by Boeing, the catalogue price of six Boeing B777F aircraft, including airframe and engines, is US$1,584 million. The aggregate consideration for the Acquisition was partly paid in cash and partly through financing arrangements with banking institutions. The six Boeing B777F freighters were delivered in stages to us during the period from 2013 to 2015.

On May 9, 2011, Xiamen Airlines entered into an aircraft acquisition agreement to purchase six Boeing B787 series aircraft. According to the information provided by Boeing, the aggregate catalogue price, including airframe and engines, for the six Boeing B787 series aircraft is US$1,098 million. The aggregate consideration for the acquisition was partly paid in cash and partly through financing arrangements with banking institutions. The Boeing aircraft were delivered in stages to Xiamen Airlines during the period from 2014 to 2015.

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

On August 3, 2012, Xiamen Airlines entered into an agreement with Boeing to purchase 40 Boeing B737 series aircraft from Boeing. The aggregate catalogue price of the 40 Boeing B737 series aircraft is US$3.36 billion. The aggregate consideration for the acquisition was partly paid in cash and partly through financing arrangements with banking institutions. The 27 Boeing737 series aircraft were delivered in stages to Xiamen Airlines during the period from 2016 to 2017 and the 13 Boeing737 series aircraft will be delivered in stages to Xiamen Airlines during the period from 2018 to 2019.

On December 5, 2012, we entered into the Airbus aircraft acquisition agreement with Airbus S.A.S. to purchase 10 Airbus A330-300 aircraft. The catalogue price of one Airbus A330-300 aircraft is US$188 million. The aggregate consideration for the acquisition was partly paid in cash and partly through financing arrangements with banking institutions. The Airbus aircraft were delivered in stages to our Company during the period from 2014 to 2016.

On May 16, 2014, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 30 Airbus A320 series aircraft and 50 A320 NEO series aircraft. The catalogue price of one Airbus A320 series aircraft and one A320 NEO series aircraft differs, ranging from US$85.8 million to US$110.1 million and US$94.4 million to US$120.5 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal resources of our Company and partly through commercial loans by commercial banks. The 30 Airbus320 aircraft were delivered in stages to our Company during the period from 2016 to 2017 and the 50 Airbus320 NEO aircraft will be delivered in stages to our Company during the period from 2018 to 2020.

On December 17, 2015, we entered into the aircraft acquisition agreement with Boeing to purchase 30 B737NG series aircraft and 50 B737 MAX series aircraft. The catalogue price of each B737NG series aircraft and B737 MAX series aircraft is about US$81.2 million and US$96.1 million, respectively. The aggregate consideration for the acquisition will be funded partly payable in cash and partly through financing arrangements with banking institutions. The 30 Boeing737NG aircraft were delivered in stages to our Company in 2017 and the 50 Boeing737 MAX aircraft will be delivered in stages to our Company during the period from 2018 to 2021.

On December 23, 2015, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 10 Airbus A330-300 series aircraft. The catalogue price of one Airbus A330-300 series aircraft is about US$227.4 million. The aggregate consideration for the acquisition will be funded partly payable in cash and partly through financing arrangements with banking institutions. The Airbus aircraft will be delivered in stages to our Company during the period from 2017 to 2019. The 3 Airbus A330-300 aircraft were delivered in stages to our Company in 2017 and the 7 Airbus A330-300 aircraft will be delivered in stages to our Company during the period from 2018 to 2019.

On April 26, 2016, Xiamen Airlines entered into the aircraft acquisition agreement with Boeing to purchase 10 B737-800 series aircraft. The catalogue price of one B737-800 series aircraft is about US$85.06 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The four Boeing787-800 series aircraft were delivered in stages to Xiamen Airlines g in 2017 and the six Boeing787-800 series aircraft were delivered in stages to Xiamen Airlines in 2018.

On July 27, 2016, Xiamen Airlines entered into the aircraft acquisition agreement with Boeing to purchase six B787-9 series aircraft. The catalogue price of one is about US$230 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing 787-9 series aircraft were delivered in stages to Xiamen Airlines during the period from 2016 to 2018.

On October 12, 2016, we entered into the aircraft acquisition agreement with Boeing to purchase 12 B787-9 series aircraft. The catalogue price of one is about US$271 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft will be delivered in stages to our Company during the period from 2018 to 2020.

On April 26, 2017, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 20 A350-900 series aircraft. The catalogue price of one A350 series aircraft is about US$299 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Airbus aircraft will be delivered in stages to us during the period from 2019 to 2022.

On October 20, 2017, we entered into the aircraft acquisition agreement with Boeing to purchase 8 B777-300ER and 30 B737-8 series aircraft. The catalogue price of each B777-300ER series aircraft and B737-8 series aircraft is about US$318 million and US$104 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft will be delivered in stages to our Company during the period from 2019 to 2020. On February 28, 2019, we entered into the supplemental Boeing aircraft acquisition agreement with Boeing to amend the terms of the aforesaid aircraft acquisition agreement to change the 2 B777-300ER aircraft originally agreed to be acquired by the Company to 2 B777F aircraft.

On March 21, 2018, Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the 20 B737-8 aircraft and 10 B737-10 aircraft. The catalogue price of each B737-8 series aircraft and B737-10 series aircraft is about US$104 million and US$116 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft will be delivered in stages to Xiamen Airlines during the period from 2019 to 2022.

Capital Expenditure

We expended RMB37,210 million, RMB31,129 million and RMB29,454 million in capital expenditures in 2018, 2017 and 2016, respectively. Of such capital expenditures in 2018, RMB13,290 million was financed by capital leases, RMB22,499 million was financed by bank borrowings while the remaining RMB1,421 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under our fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations. As of December 31, 2018, we had total capital commitments for aircraft, engines and related equipment of approximately RMB82,199 million.

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

CSAH was restructured in 1994 and 1995 in anticipation of our initial public offering. The restructuring was effective through the establishment of our Company and the execution of the De-merger Agreement on March 25, 1995 by and between CSAH and our Company. Upon the restructuring, our Company assumed substantially the entire airline and airline-related businesses, assets and liabilities of CSAH, and CSAH retained its non-airline-related businesses, assets and liabilities. All interests, rights, duties and obligations of CSAH, whenever created or accrued, were divided between our Company and CSAH based on the businesses, assets and liabilities assumed by each of them under the De-merger Agreement. Under the De-merger Agreement, CSAH agreed not to conduct, participate or hold any interest in, either directly or indirectly, any business, activity or entity in or outside China that competes or is likely to compete with the commercial interests of our Group, although CSAH may continue to hold and control its affiliates existing on the date of the De-merger Agreement and may continue to operate the businesses of such associates. Under the De-merger Agreement, CSAH and our Company also agreed to indemnify each other against any losses, claims, damage, debts or expenses arising out of or in connection with the restructuring. As of the date of this Annual Report, no indemnity has been provided by either CSAH or us.

In July 1997, we completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB1.00 per share, and the listing of the H Shares on the Hong Kong Stock Exchange and ADSs on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of our issued and outstanding shares of capital stock, consisting of 2,200,000,000 non-tradable domestic shares (“Domestic Shares”), par value RMB1.00 per share, were owned by CSAH, which owned and exercised, on behalf of the Chinese government and under the supervision of the CAAC, the rights of ownership of such Domestic Shares. After giving effect to the private placement and the initial public offering, CSAH maintained its ownership of the 2,200,000,000 Domestic Shares (representing approximately 65.2% of the total share capital of our Company), and became entitled to elect all the directors of our Company and to control the management and policies of our Group. The Domestic Shares and H Shares are both ordinary shares of our Company.

In July 2003, we issued 1,000,000,000 A Shares, par value of RMB1.00 per share, and listed these shares on the Shanghai Stock Exchange. Subsequent to the issuance of the A Shares, the shareholding of CSAH in our Company was reduced from 65.2% to 50.30%.

Share Reform Scheme

Pursuant to relevant PRC laws, we launched the share reform scheme in May 2007, whereby all the 2,200,000,000 non-tradable Domestic Shares held by CSAH would be converted into tradable A Shares. Upon the completion of such scheme on June 20, 2008, all the non-tradable Domestic Shares have been successfully converted into tradable A Shares. Subject to the restriction, CSAH shall not transfer or trade these shares within 36 months after the commencement date of the share reform scheme, which is June 18, 2007.

Bonus Shares Issuance by Conversion of Share Premium

On June 25, 2008, our shareholders approved issuance of bonus shares by way of conversion of share premium, and on August 14, 2008, the Ministry of Commerce approved the bonus share issuance. The issuance was effected by conversion of share premium on the basis of five new shares, credited as fully paid, for every ten existing shares. Upon the completion of the bonus share issuance of 2,187,089,000 shares, as of December 31, 2007, the number of paid up shares increased from 4,374,178,000 shares to 6,561,267,000 shares.

Non-Public Subscriptions

On December 10, 2008, we entered into an A Shares subscription agreement with CSAH, pursuant to which CSAH conditionally agreed to subscribe and we conditionally agreed to allot and issue 721,150,000 new A Shares for a consideration of RMB2,278,834,000, equivalent to the subscription price of RMB3.16 per new A Share. Separately and on the same date, our Company and Nan Lung (a wholly-owned subsidiary of CSAH) entered into an H Shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and our Company conditionally agreed to allot and issue 721,150,000 new H Shares for a consideration of RMB721,150,000, equivalent to the subscription price of RMB1.00 (equivalent to approximately HK$1.13) per new H Share. The subscription agreements were approved in the extraordinary general meeting and the respective class meetings of shareholders of A and H Shares on February 26, 2009. On June 3, 2009, we received the formal approval from CSRC for the proposed non-public issuance of H Shares. On August 14, 2009, we received the formal approval from CSRC for the proposed non-public issuance of A Shares. The issuance of 721,150,000 new A Shares to CSAH and 721,150,000 new H Shares to Nan Lung were completed on August 20, 2009 and August 21, 2009, respectively.

On March 8, 2010, our board approved the placement of up to 1,766,780,000 new A shares to not more than 10 specific investors including CSAH and the placement of not more than 312,500,000 new H shares to Nan Lung, a wholly-owned subsidiary of CSAH. On the same date, we entered into the A shares subscription agreement with CSAH, pursuant to which CSAH conditionally agreed to subscribe and our Company conditionally agreed to allot and issue new A shares of not more than 132,510,000 at the subscription price of not less than RMB5.66 per A share. In addition, our Company and Nan Lung entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and our Company conditionally agreed to allot and issue new H shares of not more than 312,500,000 at the subscription price of not less than HK$2.73 per H share. The above placement and subscription agreements were approved in the extraordinary general meeting and the respective class meetings of shareholders of A and H shares on April 30, 2010. On September 8, 2010, we received the formal approval from CSRC for the proposed non-public issuance of H Shares. On September 15, 2010, we received the formal approval from CSRC for the proposed non-public issuance of A Shares. In November 2010, we completed the placements of 1,501,500,000 new A shares and 312,500,000 H shares, among which 123,900,000 new A shares were issued to CSAH at the subscription price of RMB6.66 per share, and 312,500,000 H shares were issued to Nan Lung at the subscription price of HK$2.73 per share.

On June 11, 2012, we entered into an A Shares subscription agreement with CSAH, pursuant to which CSAH conditionally agreed to subscribe and we conditionally agreed to allot and issue up to 487,804,878 A Shares for a consideration of not more than RMB2 billion, equivalent to the subscription price of approximately RMB4.10 per new A Share. The subscription agreement was approved in the extraordinary general meeting on August 10, 2012, which remained effective for a period of twelve months from the date of approval of the resolution at the general meeting. As of August 9, 2013, the relevant work regarding the 2012 Non-public A Share Issuance of our Company was not completed. The proposal for the 2012 Non-public A Share Issuance of our Company and A Shares subscription agreement therefore lapsed automatically due to the expiration of the resolution passed at the general meeting.

On March 27, 2017, we entered into an H Shares subscription agreement as well as a framework agreement with American Airlines, Inc. (“American Airlines”), pursuant to which American Airlines conditionally agreed to subscribe and we conditionally agreed to issue 270,606,272 H Shares for a consideration of HK$1,553.28 million, equivalent to the subscription price of HK$5.74 per new H Share. In July 2017, we received the formal approval from CSRC for the proposed non-public issuance of H Shares. The issuance of 270,606,272 new H Shares American Airlines was completed on August 10, 2017. Key principles of the above mentioned framework agreement include: (i) except for certain permitted transfers, American Airlines shall not dispose of any of the subscription shares for a period of three years (the “Lock-up Period”) following the purchase of the subscription shares unless any Lock-up termination event occurs; (ii) after the expiry of Lock-up Period, American Airlines shall have the right to dispose of the subscription shares, and we shall have a right of first refusal to purchase such subscription shares; after the Lock-Up Period, American Airlines shall notify us of its first disposal of subscription shares within three business days following the consummation of such sale, and shall announce any subsequent disposals as and if required by applicable law; (iii) whilst the Framework Agreement is in effect, in the event we or any of our subsidiaries intends to sell or issue, or enter into any agreement to sell or issue, equity or equity linked securities or any such subsidiary to any airline that is then a member of or is participating in an airline alliance as agreed by American Airlines and us (other than a PRC Mainland airline company), or any affiliate of any such airline, American Airlines shall have a right of first refusal to purchase such securities; and (iv) subject to applicable laws (including the Hong Kong Listing Rules), our Board will appoint one person to serve as an observer to our Board at the request of American Airlines (the “Board Observer”), and the Board Observer is allowed to attend all meetings of our Board whether in-person or by telephone or video-conference but will not be entitled to vote as a director; the Board Observer will be subject to the same non-disclosure, insider trading restrictions and conflicts of interest policies and procedures as and to the extent the same apply to the members of our Board from time to time, and the Board Observer will no longer serve as the observer to our Board if any Board Observer termination event occurs.

On June 26, 2017, our board proposed to put forward to the extraordinary general meeting and the class meetings to approve and authorize our board (i) to issue not more than 1,800,000,000 new A Shares to not more than 10 specific investors including CSAH, and as part of such A Share issuance, to enter into the A Share subscription agreement with CSAH, pursuant to which CSAH subscribes for no less than 31% of such new A Shares, the consideration of which shall be satisfied by transfer 50% of the Zhuhai MTU shares to our Company and cash; and (ii) to issue no more than 590,000,000 new H Shares to Nan Lung at the subscription price of HK$6.27 per H Share (subject to adjustments) and to enter into the H Share subscription agreement with Nan Lung. The total funds to be raised from the aforesaid A Share issuance and the H Share issuance will be not more than RMB12,737.00 million, which will be used for procurement of aircraft, the project for selection and installation of lightweight seats for A320 series aircraft and the supplemental to the general working capital. The aforesaid A Share issuance and the H Share issuance are inter-conditional upon each other. On September 19, 2017, our board considered and approved that (i) our Company to enter into the supplemental agreement I to the A Share subscription agreement with CSAH, pursuant to which 50% of the Zhuhai MTU shares as partial consideration payable by CSAH for its subscription of new A Shares under the A Share subscription agreement has been adjusted to RMB1,741.08 million according to the final assessment results as filed and approved by the SASAC; and (ii) the subscription price and the number of H Shares to be issued pursuant to the H Share subscription agreement shall be adjusted to HK$6.156 and not more than 600,925,925 new H Shares, respectively due to the implementation of the 2016 dividend distribution plan of our Company. On November 8, 2017, the aforesaid A Share issuance and the H Share issuance were approved in the extraordinary general meeting and the respective class meetings of shareholders of A and H shares on November 8, 2017. We have received the approval from CSRC for the aforesaid H Share issuance in March 2018, and the aforesaid A Share issuance in August 2018.

On August 30, 2018, as our 2017 profit distribution plan was completed, the issue price of the H Shares was adjusted to HK$6.034 per H Share.

On September 11, 2018, we issued 600,925,925 H shares in to Nan Lung at the issue price of HKD6.034 per share.

On September 27, 2018, we published the “announcement of results of non-public issuance of A shares by the Company and change in shareholdings”. We, in accordance with the issuance proposal, issued 1,578,073,089 domestically listed RMB ordinary shares (A shares) through non-public issuance, at the issue price of RMB6.02 per share, to a total of seven investors, including CSAH, China National Aviation Fuel Group Corporation, Spring Airlines Co., Ltd., Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP), China Structural Reform Fund Co., Ltd., Hotland Innovation Asset Management Co., Ltd. and China Life Asset Management Company Limited, with a total proceeds of RMB9,499,999,995.78.

Issuance of Corporate Bonds

On November 13, 2015, we were approved by the CSRC to publicly issue corporate bonds (the “Corporate Bonds”) in the amount of not more than RMB19 billion to qualified investors. The issuance of the Corporate Bonds shall be conducted in multiple tranches. The issuance of the first tranche must be completed within 12 months from the date of the approval and the issuance of the remaining tranches must be completed within 24 months from the date of the approval. On November 20, 2015, we issued the first tranche of 2015 corporate bonds of RMB3,000 million with an interest rate of 3.63% per annum due 2020. On March 3, 2016, we issued the first tranche of 2016 corporate bonds of RMB5,000 million with an interest rate of 2.97% per annum due 2019. On May 25, 2016, we issued the second tranche of 2016 corporate bonds of RMB5,000 million with an interest rate of 3.12% per annum due 2021. On November 26, 2018, we issued the first tranche of 2018 corporate bonds of RMB2,000 million with an interest rate of 3.92% per annul due 2021.

Our website is located at www.csair.com. The information contained on or connected to our website is not incorporated by reference into this Annual Report and should not be considered part of this or any other report filed with the SEC. Our filings with the SEC, including reports, proxy and information statements, and other information regarding us that file electronically with the SEC are available on the SEC’s websites at www.sec.gov.

B.	BUSINESS OVERVIEW

General

We provide commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics of the CAAC, we are one of the largest Chinese airlines and, as of December 31, 2018, ranked the first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2018, our RPKs increased at a compound annual growth rate of 8.71 % from 206,106 million in 2016 to 230,697 million in 2017 and 259,194 million in 2018 while its capacity, measured in terms of ASKs, increased at a compound annual growth rate of 8.65%, from 255,992 million in 2016 to 280,646 million in 2017 and 314,421 million in 2018. In 2018, our Group carried 139.89 million passengers and had passenger revenue of RMB128,038 million (approximately US$18,656 million).

We conduct a portion of our airline operations through our airline subsidiaries, namely Xiamen Airlines, Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”), Chongqing Airlines Company Limited (“Chongqing Airlines”) and China Southern Airlines Henan Airlines Company Limited (“Henan Airlines”), (collectively, the “Airline Subsidiaries”). In 2018, the Airline Subsidiaries carried 54.58 million passengers and had passenger revenue of RMB41,521 million (approximately US$6,050 million) and accounted for 39.02% and 32.43% of our passengers carried and passenger revenue, respectively.

We also provide air cargo and mail services. Our cargo and mail revenue increased by 10.39% to RMB10,026 million (approximately US$1,461 million) in 2018 as compared with that of 2017. Our airline operations are fully integrated with our airline-related businesses, including aircraft maintenance, ground services and air catering operations.

Our operations primarily focus on the domestic market. In addition, we also operate regional routes and international flights. As of December 31, 2018, we operated 950 routes, of which 772 were domestic, 154 were international and 24 were regional. We operate the most extensive domestic route network among all Chinese airlines. Our route network covers commercial centers and rapidly developing economic regions in Mainland China. Our regional operations include flights between destinations in Mainland China, Hong Kong, Macau and Taiwan. Our international operations include scheduled services to cities in Australia, Azerbaijan, Bangladesh, Cambodia, Canada, Dutch, France, German, India, Indonesia, Iran, Italy, Japan, Kenya, Kazakhstan, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Tajikistan, Thailand, Turkmenistan, United Arab Emirates (UAE), United Kingdom, United States of American (USA), Uzbekistan and Vietnam, Mexico, Laos, and Sri Lanka.

We focused on building the “Guangzhou-Beijing Dual Hub” strategic layout and acceleration of all the preparation work for stationing in Beijing’s new Airport. On October 10, 2017, we held the opening ceremony of Beijing’s new airport’s base project. During 2018, we continued to optimize the Guangzhou hub and completed the transfer operation to T2 terminal of Guangzhou Baiyun Airport. Meanwhile, we were fully committed to building the Beijing hub, and launched Beijing-Istanbul and other new routes, and Xiongan Airlines was approved for establishment. We built the base project of Beijing Daxing International Airport with high standards, and actively prepared for the operation and studied the transfer plan in advance. This new base will be completed simultaneously with Beijing’s new airport. Through Beijing’s new airport base, we will spare no effort to make Beijing core hub. By 2025, it is estimated to station 250 aircraft to build the network covering international and domestic destinations.

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

As of December 31, 2018, we had a fleet of 840 aircraft, consisting primarily of Boeing737, 747, 777, 787 series, Airbus 320, 330, 380 series, etc. The average age of our registered aircraft was 6.5 years as of December 31, 2018.

Route Network

Overview

We operate the most extensive route network among all Chinese airlines. As of December 31, 2018, we operated 950 routes consisting of 772 domestic routes, 24 regional routes and 154 international routes.

We continually evaluate our network of domestic, regional and international routes in light of our operating profitability and efficiency. We seek to coordinate flight schedules with the Airline Subsidiaries on shared routes to maximize load factors and utilization rates. The acquisition of domestic, regional and international routes is subject to approval of the CAAC, and the acquisition of regional and international routes is also subject to agreements between the Chinese government and the government of the Hong Kong SAR, the government of the Macau SAR, the government of Taiwan province and the government of the proposed foreign destination.

In order to expand our international route network, we have entered into code-sharing agreements with several international airlines, including American Airlines, INC., Japan Airlines International Company Ltd., British Airways PLC, Qantas Airways Limited., Aeroflot Russian Airlines, Air France, AlitaliaLinee Aeree Italiane, China Airlines, China Eastern Airlines, CSA Czech Airlines, Delta Air Lines, Kenya Airways, KLM Royal Dutch Airline, Korean Air, Mandarin Airlines, PT Garuda Indonesia (Persero) Tbk., Saudi Arabian Airlines, Vietnam Airlines, Xiamen Airlines., Asiana Airlines, Chongqing Airlines Company Limited, Etihad Airways PJSC, Pakistan International Airlines, Sichuan Airlines Co., Ltd., and WestJet. Under the code-sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by us to passengers using their codes. Similarly, we are permitted to sell tickets for the other participating airlines using CZ code. The code-sharing agreements help increase the number of our international sales outlets. At present, we share codes with 31 international and domestic airlines in 790 routes, including trunk routes and beyond routes, and serve more than 253 destinations in more than 41 countries. This further enlarged our sales channels and flight route network.

The following table sets forth certain statistical information with respect to our passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and Mail arrived (tons)		Total traffic (tons kilometres)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2016	114.62	4.8	1,613	6.7	24,387	8.9
2017	126.30	10.2	1,672	3.7	27,321	12.03
2018	139.89	10.76	1,732	3.6	30,334	11.03

Route Bases

In addition to our main route bases including Guangzhou and Beijing as core hub, we maintain regional route bases in Urumqi, Chongqing, Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Haikou, Zhuhai, Xiamen, Shanghai, Xi’an, Fuzhou, Nanning, Guilin, Shantou, Guiyang, Sanya, Chengdu and Kunming. Most of our regional route bases are located in provincial capitals or major commercial centers in the PRC.

We believe that our extensive network of route bases enables us to coordinate flights and deploy our aircraft more effectively and to provide more convenient connecting flight schedules and access service and maintenance facilities for our aircraft. We believe that the number and location of these route bases may enhance our ability to obtain the CAAC’s approval of requests by our Group to open new routes and provide additional flights between these bases and other destinations in China. Current regulations of the CAAC generally limit airlines to operations principally conducted from their respective route bases.

Domestic Routes

Our domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning, Sichuan and Xinjiang, and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin, and Chongqing. In 2018, our most profitable domestic routes were: Beijing-Shenzhen, Shanghai-Shengzhen, Guangzhou-Shanghai, Guangzhou-Haikou, Beijing-Guangzhou, Beijing-Changsha, Beijing-Changchun, Beijing-Dalian, Beijing-Guiyang, and Guangzhou-Hangzhou.

Regional Routes

We offer scheduled service between Hong Kong and Beijing, Shenyang, Meixian, Wuhan, Yiwu, Shantou, Xiamen, Wuyishan, and Quanzhou; and between Taipei and Guangzhou, Shanghai, Fuzhou, Hangzhou, Xiamen, Shenyang, Changsha, Wuhan, Dalian, Guilin, Harbin, Guiyang, Zhengzhou, Changchun, Zhangjiajie, Nanning, Shantou, Yiwu, Quanzhou, Yanji and Shenzhen. In 2018, the most profitable scheduled regional routes were: Shenzhen-Taipei, Guangzhou-Taipei, Shanghai-Taipei, Changsha-Taipei, Wuhan-Hong Kong, Guiyang-Taipei, Zhengzhou-Taipei, Nanning-Taipei, Guilin-Taipei, and Wuhan-Taipei.

In 2018, we conducted a total of 19,440 flights on our regional routes, accounting for approximately 22.4% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in Mainland China according to CAAC statistics briefing.

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Other than that, travelers between Taiwan and Mainland China had to make use of intermediate stops in Hong Kong or elsewhere. Since July 2008, however, the ban on direct flights was further liberalized to allow direct charter flights on weekends. We were the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, the Mainland China and Taiwan agreed to have regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 26, 2019, there were 80 cross-Strait direct passenger flights a week.

International Routes

We are the principal Chinese airlines serving Southeast Asian destinations and Australasia, including Singapore and major cities in Australia, New Zealand, Bangladesh, Indonesia, Thailand, Malaysia, Philippines, Vietnam, Myanmar and Cambodia.

In addition, we also provide scheduled services to cities in Azerbaijan, Canada, Dutch, France, German, India, Iran, Italy, Japan, Kenya, Kazakhstan, Kyrgyzstan, Maldives, Nepal, Pakistan, Russia, South Korea, Tajikistan, Turkmenistan, United Arab Emirates (UAE), United Kingdom, United States of American (USA), and Uzbekistan.

In 2018, our most profitable international routes were: Guangzhou-Tokyo, Yanji-Seoul, Shenyang-Seoul, Guangzhou-Dhaka, Shanghai-Seoul, Haikou-Guangzhou-Seoul, Shanghai-Osaka, Guangzhou-Manila, Sanya-Guangzhou- Osaka, and Dalian-Seoul.

Aircraft Fleet

Our fleet plan in recent years emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient and old aircraft. As of December 31, 2018, we operated a fleet of 840 aircraft with an average age of 6.5 years. Most aircraft of our Group are Boeing and Airbus aircraft. We have the largest fleet among Chinese airline companies. Among all the aircraft, 558 aircraft operated by our Group are leased pursuant to various types of leasing arrangements. Please see the table below for an analysis of our aircraft in terms of average age and respective passenger capacity.

Model	Number of Aircraft	Passenger Capacity
Airbus 380 series	5	506
Airbus 330 series	50	218/258/259/260/278/283/284/286
Airbus 320 series	299	94/122/130/138/152/160/166/168/179/189/195
Boeing 787 series	30	228/237/266/276/287/297
Boeing 777 series	10	309/361
Boeing 757 series	4	174/180
Boeing 737 series	402	128/134/159/161/164/169/170/172/178/184
EMB190	26	98
Boeing 747 series	2	N/A
Boeing 777 series Freighter	12	N/A
Total	840	N/A

In 2018, we continued to expand and modernize our aircraft fleet. During 2018, we (i) took scheduled delivery of 46 aircraft under purchase agreements, including 1 A320neo, 1 A321, 1 A321neo, 5 A330-300, 18 B737-8, 13 B737-800, 7 B787-9 aircraft; (ii) took scheduled delivery of 12 A320neo, 13 A321neo, 8 B737-8, 22 B737-800, 3 B787-9 aircraft under operating leases; (iii) returned 3 B737-700 and 11 B737-800 aircraft under operating leases upon expiry; and (iv) disposed of 2 B757-200 and 2 B777-200A aircraft.

In specfic, Xiamen Airlines (i) took scheduled delivery of 12 B737-800 aircraft under operating leases; and (ii) took scheduled delivery of 9 B737-8, 4 B737-800, 2 B787-9 aircraft under financing leases.

On March 21, 2018, Xiamen Airlines entered into the aircraft acquisition agreement with Boeing for the acquisition of 20 B737-8 and 10 B737-10 aircraft, to be delivered from 2019 to 2022.

Aircraft Financing Arrangements

Overview

A significant portion of our aircraft is acquired under long-term capital or operating leases or long-term mortgage loans with remaining terms to maturity mainly ranging from one to eleven years. As of December 31, 2018, of our Group’s 840 aircraft, 232 aircraft were operated under capital leases, 326 were operated under operating leases, and 282 were either owned aircraft financed by long-term mortgage loans, or acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective capital leases. Our planned acquisition of aircraft in the foreseeable future will generally be made through acquisition by bank loans and our own funds, and in accordance with operating leases or capital leases. Our determination as to our acquisition strategy depends on our evaluation at the time of our capacity requirements, anticipated deliveries of aircraft, our capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2018, the number of aircraft operated by our Group pursuant to capital and operating leases and the average remaining terms, of such leases.

	Capital Lease	Operating Lease	Average Remaining Lease Term
Model	Number of Aircraft	Number of Aircraft	Year
Boeing 787-8	11	2	6.11
Boeing 787-9	10	3	9.62
Boeing 737-800	64	157	6.31
Boeing 777-200F	5	0	7.82
Boeing 777-300ER	9	0	7.64
Airbus 380	2	0	4.66
Airbus 330-300	23	8	6.35
Airbus 330-200	7	2	3.56
Airbus 321-200	42	22	5.62
Airbus 320-200	41	55	4.45
Airbus 319-100	0	17	1.62
Airbus 320-200 NEO	0	19	11.25
Airbus 321-200 NEO	0	13	11.60
Boeing 737-8 MAX	18	8	10.11
EMB190	0	20	1.33
Total	232	326	6.12

Capital leases

The majority of the capital leases in respect to aircraft and related equipment have terms of 10 to 15 years expiring during the years 2019 to 2030. As of December 31, 2018, our aggregate future minimum lease payments (including future finance charges) required under its capital leases were RMB82,765 million. Our capital leases typically cover a significant portion of the relevant aircraft’s useful life and transfer the benefits and risks of ownership to our Group. Under its capital leases, we generally have an option to purchase the aircraft at or near the end of the lease term. As is customary in the case of capital leases, our obligations are secured by the related aircraft, as well as other collaterals.

Operating Leases

As of December 31, 2018, our aggregate future minimum lease payments required under its operating leases were RMB75,729 million. As of December 31, 2018, our operating leases had original terms generally ranging from 5 to 15 years from the date of delivery of the relevant aircraft, and the remaining terms of these leases ranged from 1 to 12 years. Pursuant to the terms of the operating leases, we are obligated to make rental payments based on the lease term, with no termination payment obligations or purchase option, and the lessor bears the economic benefits and risks of ownership. Under our operating leases, we have no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Although title to the aircraft remains with the lessor, we are responsible during the lease term for the maintenance, service, insurance, repair and overhaul of the aircraft.

For capital leases or operating leases, we are obligated to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made pursuant to such leases. In accordance with relevant PRC tax regulations, a PRC lessee is liable to withhold PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 6% to 10% of the lease payments, or in certain cases, the interest components of such payments for capital lease. The PRC withholding tax payable in respect of the lease arrangements amounting RMB240 million, RMB234 million, and RMB237 million during 2018, 2017 and 2016, has been included as part of the lease charges.

Aircraft Flight Equipment

The jet engines used in our aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. We had 90 and 94 spare jet engines for our fleet as of December 31, 2018 and 2017, respectively. We determine our requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for our aircraft are generally handled by Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a subsidiary we acquired from CSAH in August 2016, in consideration of an agency fee. We arrange the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keep an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

A major part of the maintenance for our fleet other than overhauls of jet engines is performed by Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), an entity jointly controlled by our Company, Hutchison Whampoa (“Hutchison”) and South China International Aircraft Engineering Company Limited, consistent with our strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for our fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China that has been certified as a repair station by both the CAAC and the Federal Aviation Administration. In March 1998, GAMECO received the Joint Civil Aviation Authorities certificate, which was transferred to European Aviation Safety Agency certification in November 2004, for the repair and maintenance of aircraft and aircraft engines.

We believe that GAMECO performs major maintenance checks on our aircraft within time periods generally consistent with those of large international airline maintenance centers. GAMECO’s repair and maintenance capacity include overhaul of more than 36% of our aircraft. Although rotables for our aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. Our agreement with GAMECO usually has a term of one year.

Overhauls of jet engines are performed by Zhuhai MTU, a jointly controlled entity of the Company and MTU Aero Engines GmbH, and also by domestic qualified service providers in Xiamen (TEXL), Hong Kong (HAESL) and Taiwan (EGAT), and by overseas qualified service providers in USA, Germany, Korea, Singapore, France, Malaysia, Netherlands and UK . On September 19, 2017, our Company entered into an agreement with CSAH to buy its 50% equity interest in Zhuhai MTU. The transfer was completed in August 2018.

The amounts incurred by our Group for comprehensive maintenance services provided by GAMECO and Zhuhai MTU were RMB4,521 million, RMB3,925 million, and RMB3,897 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Safety

We endeavor to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, we have adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of our Company implements safety-related training programs on an on-going basis in all of our operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. For “incidents” which include various events and conditions prescribed by the CAAC that do not involve serious personal injury or material damage to flight equipment, our Group has kept the number consistently below what is prescribed by the CAAC. For example, our “Air Transportation Incidents Per Ten Thousands Hours Ratio” was 0.005, 0.01, and 0.005 in 2018, 2017 and 2016, respectively. In comparison, CAAC’s published maximum acceptable Air Transportation Incidents Per Ten Thousands Hours Ratio was 0.6, 0.5, and 0.14 in 2018, 2017 and 2016, respectively. This ratio is defined as the number of occurrences of air transportation incident for every 10,000 hours of flight time. In 2008, we received the “Five-Star Flight Safety Award” from CAAC, being the first in domestic aviation industry to receive such a great honor. Subsequently in 2012, we were awarded the “Safe Flight Diamond Award” by CAAC for our 10,000,000 safety flight hours record. On June 15, 2018, our company was honored with the 2-Star Flight Safety Diamond Award by the CAAC, becoming the leading Chinese carrier to maintain the highest safety records in China. By December 31, 2018, our continuous safe flight span were 21.265 million hours.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. Our jet fuel costs accounted for 30.6%, 25.9%, and 22.4% of our operating expenses for the years ended December 31, 2018, 2017 and 2016, respectively. Like other Chinese airlines, we are generally required by the Chinese government to purchase our jet fuel from regional branches of CAOSC and Bluesky Oil Supplies Company, except at the Shenzhen, Sanya, Haikou, Shanghai Pudong where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

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

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994. For 2007 and the first half of 2008, the crude oil prices in the international market reached historic highs. In response to the pressure imposed by such soaring prices, on November 1, 2007 and June 20, 2008, respectively, the NDRC increased the domestic jet fuel prices. Thereafter, in order to reduce fuel cost pressure faced by Chinese airlines, the NDRC approved reductions in domestic jet fuel prices in 2008 and 2009. However, during a period from February 2009 to 2013, the crude oil price in the international market continued to increase and maintained at a high level. However, influenced by excessive oil supply, global economic weakness and the strong US$, the international oil prices have been trending downward since 2014. Our jet fuel costs increased from RMB 31,895 million in 2017 to RMB42,922 million in 2018 as a result of the increase in average jet fuel prices from 2017 to 2018.

In addition to purchases of jet fuel from CAOSC, we are also permitted by the Chinese government to purchase a portion of our jet fuel requirements for our international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources accounted for approximately 17.55% and 17.31% of our total jet fuel consumption in 2018 and 2017, respectively.

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

From April 1, 2015, the NDRC adjusted the benchmark oil price to RMB5,000 per ton, for every RMB100 by which the cost of jet fuel exceeds that price, the airlines are allowed to charge RMB0.00002566 per kilometer for the flight distance. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB5,000 per ton, the airlines are allowed to charge RMB 0.0002566 per kilometer for the flight distance. The NDRC decreased the rate of fuel surcharge from RMB 0.00002641 per kilometer to RMB 0.00002566 per kilometer, from April 1, 2017 to March 31, 2018.

Flight Operations

Flight operations for our flights originating in Guangzhou are managed by our flight operations and marketing divisions, which are responsible for formulating flight plans and schedules consistent with route and flight approvals received from the CAAC. Our flight operations center in Guangzhou is responsible for the on-site administration of flights, including the dispatch and coordination of flights, deployment of aircraft, ground services and crew staffing. In addition, each of the Airline Subsidiaries maintains flight operations centers at all servicing airports for on-site administration of their flights. Our general dispatch offices are responsible for monitoring conditions of our route network, administering our flight plans, collecting and monitoring navigation data and analyzing and monitoring airport conditions.

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

As part of the pilot training program, trainee pilots receive their initial training in the operation of a specific aircraft with Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a wholly-owned subsidiary of the Company, which also provides training to pilots from other Chinese airlines. Zhuhai Xiang Yi is equipped with simulators for majority models of aircraft currently operated by us and provides flight simulation training services to us.

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

We funded the training of our recruited pilots in previous years and, as a result, incurred significant costs over the years. Recently, there is a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change does not only cut down our training expenses significantly, but also ensures the long-term dedicated service of the pilots. Starting from 2007, we began to recruit pilots under the self-sponsored training arrangement.

Under the program, the self-sponsored pilots are bound to enter into service contracts with us when they finish their training courses. They have the choice to repay their loans in advance or in installments.

We conduct theoretical and practical training programs for our flight attendants at our Flight Attendants Training Center in Guangzhou (the “Guangzhou Training Center”). The Guangzhou Training Center is equipped with computerized training equipment, as well as simulator cabins for all models of aircraft currently operated by us. At the Guangzhou Training Center, our flight attendants receive comprehensive training in in-flight service, emergency evacuation and water rescue.

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

Ground services at the airports, such as those in Shenzhen, Changsha, Wuhan, Zhengzhou, Haikou, Zhuhai, Guilin, Jieyang, Guiyang, Shenyang, Harbin, Dalian, Changchun, Sanya, Nanning, Chongqing, Shanghai Hongqiao, Shanghai Pudong and Urumqi, are operated directly by us. Ground services at the airport in Beijing have been primarily provided by Beijing China Southern Airlines Ground Services Co., Ltd, which became a wholly-own subsidiary of the Company in June 2009. Ground services at other airports in China are provided to us by local airport authorities or local airlines in accordance with relevant service agreements. Ground services and other services at airports outside China are provided to us by foreign services providers in accordance with relevant service agreements with such parties. All our such agreements are short-term and otherwise on customary terms in the industry.

Air Catering

We own a 70.5% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”). Nanland provides in-flight meals, snacks, drinks and related services for all of our flights originating in Guangzhou and substantially all other flights departing from Guangzhou Baiyun Airport. We contract with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on customary terms in the industry.

Cargo and Mail

We also provide air cargo and mail services. A significant portion of these services are combined with passenger flights services. In 2018, we had 2 Boeing 747 freighters and 12 Boeing 777 freighters, mainly servicing 13 international cargo routes, including Guangzhou–Chongqing–Amsterdam–Guangzhou, Guangzhou–Amsterdam–Guangzhou, Guangzhou–London–Frankfurt–Guangzhou, Guangzhou–London–Guangzhou, Guangzhou–Frankfurt–Guangzhou, Guangzhou–Anchorage–Los Angeles–Guangzhou, Guangzhou–Ho Chi Minh City–Hanoi–Guangzhou, Shanghai Pudong–Amsterdam–Chongqing–Shanghai Pudong, Shanghai Pudong–Amsterdam–Shanghai Pudong, Shanghai Pudong–Frankfurt–Shanghai Pudong, Shanghai Pudong–Anchorage–Chicago–Shanghai Pudong, Shanghai Pudong–LosAngeles–Shanghai Pudong, and Shanghai Pudong–Luxembourg–Shanghai Pudong. We conduct our cargo business primarily through our cargo hubs in Guangzhou and Shanghai.

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

Our ticket sales and reservations are conducted by or through independent sales agents and our own network of exclusive sales offices, as well as the CAAC’s sales offices and CSAH’s affiliates. We have sales offices in Guangzhou and our other route bases. In addition, we maintain regional sales offices in other cities in China, including Beijing and Shanghai. We maintain international sales offices in Almaty, Amsterdam, Ashkhabad, Auckland, Baku, Bangkok, Bishkek, Brisbane, Busan, Chicago, Christchurch, Daegu, Daejeon, Delhi, Dhaka, Dubai (Sharjah), Dushanbe, Frankfurt, Fukuoka, Hanoi, Hiroshima, Ho Chi Minh City, Irkutsk, Islamabad, Istanbul, Jakarta, Kathmandu, Khabarovsk, Khudzhand, Kitakyushu, Kuala Lumpur, London, Los Angeles, Manila, Melbourne, Mexico City, Moscow, Nagoga, New York, Niigata, Novosibirsk, Nairobi, Oakland, Osaka, Osh, Paris, Penang, Perth, Phnom Penh, Phuket, Roma, San Francisco, Sapporo, Sendai, Seoul, Siem Reap, Singapore, Sydney, Tashkent, Tehran, Toronto, Tokyo, Toyama, Tbilisi, Vancouver, Vladivostok, Vientiane and Yangon.

We have agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2018, over 50.63% of all ticket sales for our scheduled flights were made by our network of sales offices and CSAH’s affiliates. We also sell tickets and accept reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with them, we pay commissions based on the value of tickets sold. In 2018, sales by independent sales agents accounted for less than 49.37% of our ticket sales of our scheduled flights.

Substantially all of our sales offices and agents in China are linked electronically to the TravelSky Technology Limited’s computerized ticketing and reservations system, which is in turn linked to all domestic airlines for flights throughout China. We have also entered into membership agreements with several international reservation systems, including ABACUS in Southeast Asia, SABRE and GALILEO in the United States, AMADEUS in Europe and INFINI in Japan. These systems facilitate reservations and sales of tickets for our international flights. Since 2016, we have been focusing on improving the digitalization and intelligence level. We have launched the “China Southern e Travel” strategy, which aims to explore the needs of passengers and plan and design products from the perspective of passengers. We have built a number of quality products such as flight dynamics, seat selection and check-in, electronic invoices, face recognition, full-channel self-service refund, and meal service. The grand vision of “one machine in hand, the whole journey worry-free” has become a reality in technology, and the digitalization of the entire process of passenger travel has been realized. In 2018, we released the “Internet +” strategy centering on “China Southern e Travel”, and formally built a one-stop service mobile application platform to provide passengers with excellent door-to-door service experience. Intelligence has become our core competitiveness.

Cargo

Our cargo and mail services are promoted through our own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, we employ a number of cargo agents in the Pearl River Delta region. In 2018, we generally pay the cargo agents an average commission of 0.39% of the relevant cargo freight rate for domestic and international services, and a commission of 0.70% to cargo agents in the Pearl River Delta region.

Promotional and Marketing Activities

We engage in regular promotional and marketing activities to increase our market share. Our promotional and marketing activities for domestic routes emphasize safety, passenger comfort and the frequency of our flights. Our promotional and marketing activities for international and regional passengers emphasize our quality of service, extensive route network in China and higher frequency of flights compared to other Chinese airlines. We were among the first to launch premium economy class of seating. In addition, we also promote and market our regional and international routes on the basis of price competitiveness.

We seek to increase our name recognition by offering new services to passengers. For example, we were the first Chinese airline to provide off-airport check-in services. We also offered transfer and baggage “through-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. We widened our use of information technology and introduced new services such as cell phone check-in, SMS platforms and online meal booking. In 2017, our Company reached a strategic cooperation agreement with American Airlines. According to this agreement, American Airlines subscribed our Company’s shares in August 2017 by USD200 million. Our Company and American Airlines also established a code sharing partnership on January 18, 2018 to provide more convenient and diversified trip options for passengers. During the reporting period, given the demand from our own development strategy and the new trend of cooperation model in the global air transport industry, we decided not to renew the SkyTeam Alliance Agreement from January 1, 2019. We will continue to properly carry out the work of exit and fully guarantee the rights and interests of passengers. We will carry out bilateral and multilateral cooperation in a more targeted manner while deepening the cooperation with the existing partners such as France Airlines and KLM Royal Dutch Airlines, expand code sharing and frequent passenger cooperation with American Airlines, and launch strategic cooperation with numbers of internationally renowned airlines such as British Airways, Finnair and Emirates to provide passengers with more convenient and high-quality travel options. At the same time, we continue to strengthen the coordinated development of the “China Southern Alliance” by gradually integrating with Xiamen Airlines and Sichuan Airlines in terms of capacity layout, route cooperation, resource sharing and customer collaboration. At present, we share codes with 31 international and domestic airlines, such as, France Airlines, KLM Royal Dutch Airlines, American Airlines, Qantas Airways, Finnair in 790 routes (including trunk routes and beyond routes). This further enlarged our sales channels and flight route network.

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

To enhance relationships with our passengers, we have launched two major frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club” and the “Xiamen Airlines’ Egret Card Frequent Flyer Program”. By the end of 2018, we had approximately 39.78 million members (including those of Xiamen Airlines) under these programs.

Regulation

The Chinese commercial aviation industry is subject to a high degree of regulation and oversight by the CAAC. Regulations and policies issued or implemented by the CAAC encompass substantially all aspects of airline operations, including route allocation, pricing of domestic airfare, the administration of air traffic control systems and certain airports, air carrier certifications and air operator certification and aircraft, registration and aircraft airworthiness certification. The Civil Aviation Law, which became effective in March 1996, provides a framework for regulation of many of these aspects of commercial aviation activities. Although Chinese airlines operate under the supervision and regulation of the CAAC, they are accorded an increasingly significant degree of operational autonomy in the application for domestic, regional and international routes, the allocation of aircraft among routes, the purchase of flight equipment, the pricing of air fares within a certain range, the training and supervision of personnel and their day-to-day operations.

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

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 26, 2019, there were 80 cross-Strait direct passenger flights a week.

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

Air Fare Pricing Policy

In recent years, there were a series of air fare reform to deregulate the control on the air fare pricing policy step by step. Pursuant to “Pricing Reform of Domestic Civil Aviation” as approved by the State Council of the PRC effective on April 20, 2004, prices on domestic routes fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through a local price bureau, the government provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform. The CAAC and NDRC issued a notice on April 13, 2010, pursuant to which, effective on June 1, 2010, airlines may set first-class and business-class airfares freely in accordance with market prices, subject to relevant PRC laws. The economy-class airfares remain to be subject to the predetermined range. The CAAC and NDRC further issued a notice, pursuant to which, effective on October 20, 2013, airlines are free to set domestic flights airfares not exceeding up to 25% above the bench mark prices where governmental pricing guidance is applicable; and to freely determine the airfares for domestic routes with the market-oriented pricing policy based on the market demand and supply situation. On September 29, 2016, the CAAC and NDRC further issued the Notice on Deepening the Pricing Reform of Demotic Civil Aviation to further expand the scope of the routes with the market-oriented pricing policy: airfares for the routes below 800 kilometers or the routes above 800 kilometers and in the competing relationship with the high-speed rail EMU trains can be freely determined by airlines. Airlines may raise the non-discounted announced airfares for a certain amount of routes with the market-oriented pricing policy. In principle, such amount shall be no more than 10 per flight season, and the accumulative increase rate of airfares shall be no more than 10 percent per route per flight season. On December 17, 2017, the CAAC further issued the Notice on Further Deepening the Pricing Reform of Demotic Civil Aviation, pursuant to which the airlines will be allowed to decide their own prices on domestic routes that have at least five carriers competing. Price increases of no more than 10 percent would be also allowed for each travel season.

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

Safety

The CAAC puts the improvement of air traffic safety in China on a high priority and is responsible for the establishment of operational safety, maintenance and training standards for all Chinese airlines. The Chinese airlines are required to provide monthly flight safety reports to the CAAC, including reports of flight or other incidents or accidents and other safety related problems involving such airline’s aircraft occurring during the relevant reporting period. The CAAC periodically conducts safety inspections on individual airlines.

Every pilot is required to pass CAAC-administered examinations before obtaining a pilot license and is subject to an annual recertification examination.

All aircraft operated by Chinese airlines, other than a limited number of leased aircraft registered in foreign countries, are required to be registered with the CAAC. All aircraft operated by Chinese airlines must have a valid certificate of airworthiness, which is issued annually by the CAAC. In addition, maintenance permits are issued to a Chinese airline only after its maintenance capabilities have been examined and assessed by the CAAC. Such maintenance permits are renewed annually. All aircraft operated by Chinese airlines may be maintained and repaired only by CAAC-certified maintenance facilities, whether located within or outside China. Aircraft maintenance personnel must be certified by the CAAC before assuming aircraft maintenance positions.

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

In the Chinese aviation industry, the three dominant airlines are our Group, Air China Limited (the “Air China”) and China Eastern Airlines Corporation Limited (the “China Eastern Airlines”). In 2018, these three airlines together controlled approximately 60.1% of the commercial aviation market in China as measured by passengers carried.

Most major Chinese airlines in recent years significantly expanded their fleets, while at the same time passenger traffic may not increase proportionately. In some years, this resulted in a reduction in our passenger load factors. As a result, we are required to be more competitive with respect to, for example, quality of service, including ticketing and reservations, in-flight services, flight scheduling and timeliness.

In the next few years, the target customers of high-speed railway and airline will gradually differenciate, so passengers of airline will not be massively redirected to high-speed railway. However, the positive changes in the high-speed railway will continue to erode the aviation market. First of all, the “eight horizontal and eight vertical” high-speed railway corridors are gradually being perfected. The advantages of scale are becoming obvious. Secondly, in the future, the railway system will gradually release its own pricing, adopt flexible pricing and market pricing. Passengers can get discounts on more routes. Hence, the competition that aviation industry faces will become more intense. Thirdly, one-third of high-speed railway will speed up, which may attract more passengers. The competition on passengers whose trip distance are from 750 kilometers to 1000 kilometers is intense. Following the increase of speed, high-speed railway may attract passengers who travel longer than 1000 kilometers. In addition, the operational efficiency of high-speed railways and train capacity will increase.

We believe that our Company possesses certain competitive advantages as compared to other Chinese airlines. We have the most extensive route network and the largest number of regional route bases among Chinese airlines, which we believe places us in a favorable position in the route allocation process. We also have the largest aircraft fleet among all Chinese airlines, which, together with our planned aircraft acquisitions, will permit us to expand our operations and to improve the deployment of the aircraft in our fleet. We also believe that our dominant presence in the populous and economically developed southern and central regions of China provides us with a competitive advantage in attracting new customers, and our fully integrated flight training, aircraft and engine maintenance and air catering operations enable us to achieve and maintain high quality service to our customers. In light of increasing competition from high-speed trains, we intend to place more flight fleet to the international routes, where we will make an effort for a stronger market position. We also believe that our optimized route network, increased operational efficiency and improved service quality will attract more customers. The proposed cooperation between us and the high speed trains operators will also enable us to render a seamless air-ground service to customers and bring a win-win situation for both us and the high speed trains operators.

According to CAAC statistics briefing, the following table sets forth our market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated.

	Passenger Carried		Cargo and Mail Carried (tons)		Total Traffic (tons kilometers)
Year	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in millions)	Group’s Share (% of total)
2014	391.7	25.8	5,933	24.2	74.9	26.4
2015	435.6	25.1	6,253	24.2	85.0	26.3
2016	487.8	23.5	6,669	22.7	96.1	25.4
2017	551.6	25.2	7,058	23.7	108.3	22.9
2018	611.7	22.9	7,385	23.5	120.7	25.1

Domestic Routes

We compete against our domestic competitors primarily on the basis of flight schedule, route network, quality of service, safety, type and age of aircraft and, to a lesser extent, price. We compete against other major Chinese airlines in our various domestic route markets. Of these competitors, the largest two are Air China Limited and China Eastern Airlines Corporation Limited, which are owned or controlled by the Chinese government.

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at the 10 busiest airports in China in 2018 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Beijing	16.4	9.3	16.7
Shanghai Pudong	9.1	7.4	9.8
Guangzhou	48.5	32.4	49.0
Chengdu	11.2	10.9	10.5
Shenzhen	28.2	15.4	26.4
Kunming	11.0	15.4	10.2
Xi’an	13.1	11.2	13.2
Shanghai Hongqiao	13.3	24.2	13.3
Chongqing	21.9	19.1	23.3
Hangzhou	25.7	13.2	24.8

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above) in 2018 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Zhengzhou	28.6	9.3	29.1
Changsha	31.0	31.7	31.5
Wuhan	36.0	28.9	35.7
Haikou	21.7	28.5	20.9
Sanya	23.8	31.7	25.0
Nanning	20.5	22.1	21.2
Zhuhai	29.3	37.0	29.0
Guilin	18.5	22.4	19.5

Regional Routes

In 2018, we conducted a total of 19,440 flights on our regional routes, accounting for approximately 22.40 % of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China. We face less competition on regional routes than that on domestic and international routes, and earn higher operating margin. Air China, China Eastern Airlines, Air Macau, Cathay Dragon, Cathay Pacific, China Airlines and Eva Airways compete with our Group in the regional traffic markets.

International Routes

We compete with a number of Chinese airlines, including Air China and China Eastern Airlines and many well-established foreign airlines on our international routes. Most of these international competitors have significantly longer operating histories, substantially greater financial and technological resources and greater name recognition than us. In addition, the public’s perception of the safety and service records of Chinese airlines may adversely affect our ability to compete against our regional and international competitors. Many of our international competitors have larger sales networks and participate in more comprehensive and convenient reservation systems, or engage in promotional activities that may enhance their ability to attract international passengers.

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

Airline Subsidiaries

Our Airline Subsidiaries are joint ventures established by our Company and local companies in the provinces or special economic zones where our Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2018, our Company owns a 55% or 60% equity interest in each of our Airline Subsidiaries.

As of December 31, 2018, Xiamen Airlines operated under the “MF” code with a fleet of 210 aircraft. In 2018, Xiamen Airlines carried a total of about 35.89 million passengers, or approximately 25.66% of the passengers carried by our Group in that year, and had RMB28,727 million in traffic revenue.

As of December 31, 2018, Shantou Airlines operated under “CZ” code with a fleet of 16 aircraft. In 2018, under the centralized allocation of flight routes of our Group, Shantou Airlines carried a total of about 3.22 million passengers, or 2.30 % of the passengers carried by our Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2018 was RMB 2,271 million.

As of December 31, 2018, Zhuhai Airlines operated under the “CZ” code with a fleet of 13 aircraft. In 2018, under the centralized allocation of flight routes of our Group, Zhuhai Airlines carried a total of about 2.19 million passengers, or approximately 1.57% of the total number of passengers carried by our Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2018 was RMB1,670 million.

As of December 31, 2018, Guizhou Airlines operated under the “CZ” code with a fleet of 20 aircraft. In 2018, under the centralized allocation of flight routes of our Group, Guizhou Airlines carried a total of about 3.57 million passengers, or approximately 2.55% of the total number of passengers carried by our Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB2,767 million for the year ended December 31, 2018.

As of December 31, 2018, Chongqing Airlines operated under the “OQ” code with a fleet of 27 aircraft. In 2018, under the centralized allocation of flight routes of our Group, Chongqing Airlines carried a total of about 3.66 million passengers, or 2.62% of the total number of passengers carried by our Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2018 was RMB2,635 million.

As of December 31, 2018, Henan Airlines operated under the “CZ” code with a fleet of 31 aircraft. In 2018, under the centralized allocation of flight routes of our Group, Henan Airlines carried a total of about 6.05 million passengers, or approximately 4.32% of the total number of passengers carried by our Group in that year. Total traffic revenue of Henan Airlines was approximately RMB4,508 million for the year ended December 31, 2018.

Insurance

The CAAC maintains fleet and legal liability insurance on behalf of us and all other Chinese airlines with PICC Property and Casualty Company Limited, or PICCP&C, and China Pacific Property Insurance Company Ltd., Ping An Property and Casualty Insurance Company of China, Ltd. under the PICCP&C master policy. We maintain aviation hull all risks, spares and airline liability insurance, aircraft hull all risks and spare engines deductible insurance, aviation hull war and allied perils policy of the type and in the amount customary in the Chinese aviation industry.

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$64,538) per passenger. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not attributable to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which we are subject to.

The CAAC allocates insurance premiums payable in respect of the PICCP&C master policy to each participating airline based on the value of the airline’s insured aircraft or, in the case of leased aircraft, based on the amount required by the terms of the lease. Insurance claims made by any participating airline may cause the premiums paid by us under the PICCP&C master policy to increase. PICCP&C’s practice has been to reinsure a substantial portion of its aircraft insurance business through reinsurance brokers on the London reinsurance market.

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

Iran Sanctions Disclosure

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, or the Exchange Act, if during 2018, our Company or any of our affiliates have engaged in certain transactions with Iran or with persons or entities designated under certain executive orders, our Company would be required to disclose information regarding such transactions in our Annual Report as required under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA. During 2018, our Company operated air services to and from Iran through the specifically designated route of “Beijing - Tehran - Beijing” (the “Iran Route”) and engages in international traffic in passengers, cargo and mail.

In order to provide our aviation service in Iran, our Company has entered into certain grounding service agreement with Iran Air, whereby Iran Air provides our Company with grounding service, maintenance and other support services in return for certain service fees to be paid by our Company in accordance with the agreement. Our Company does not provide, nor has it ever provided any equipment, component, or technology to Iran. The service rendered by our Company to Iran is limited to the provision of international traffic in passengers, cargo and mail and those services provided by our local offices and agents to customers. Our Company does not operate flights within Iran.

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

Our Company does not anticipate any significant change in our service to Iran, either by way of increasing significantly the size of or altering the nature of our operations in the territory. For the year ended December 31, 2018, the asset of Iran office and revenue generated from the air services to Iran amounted to US$17,465.39 and US$3.72million, representing only 0.000049% and 0.017765% of the total asset and total revenue generated by our Group for the year ended December 31, 2018, respectively. Therefore, our Company believes that our operations in Iran for the year ended December 31, 2018 are inconsequential and quantitatively immaterial to our business, financial condition and results of operations.

C.	ORGANIZATIONAL STRUCTURE

The following chart illustrates the corporate structure of our Group as of December 31, 2018 and the aggregate effective equity interest of our Company in each of our principal subsidiaries, associates and jointly controlled entities.

The particulars of our principal subsidiaries as of December 31, 2018 are as follows:

Name of Company	Place and Date of Establishment/Operation	Proportion of Ownership Interest Held by our Company
Xiamen Airlines Company Limited	PRC August 11, 1984	55%
Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Guizhou Airlines Company Limited	PRC June 17, 1998	60%
Chongqing Airlines Company Limited	PRC May 30, 2007	60%
China Southern Airlines Henan Airlines Company Limited	PRC September 27, 2013	60%
China Southern Airlines Xiong’an Airlines Company Limited	PRC June 29, 2018	100%
Southern Air Cargo Logistics (Guangzhou) Co., Ltd.	PRC June 8, 2018	100%
Southern Airlines General Aviation Company Limited	PRC November 17, 2014	100%
Guangzhou Nanland Air Catering Company Limited	PRC November 21, 1989	70.5%
Beijing Southern Airlines Ground Services Company Limited	PRC April 1, 2004	100%
Southern Airlines Group Import and Export Trading Company	PRC June 8, 1993	100%

The particulars of our principal associates and joint ventures as of December 31, 2018 are as follows:

		Proportion of Ownership Interest Held by
Name of Company	Place and Date of Establishment/Operation	Group Effective Interest	Our Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	PRC October 28, 1989	50%	50%	—
Southern Airlines Group Finance Company Limited	PRC June 28, 1995	33.98%	25.28%	8.7%
Sichuan Airlines Co., Ltd.	PRC August 28, 2002	39%	39%	—
Southern Airlines Culture and Media Co., Ltd.	PRC May 13, 2004	40%	40%
MTU Maintenance Zhuhai Co., Ltd.	PRC March 1, 2001	50%	50%

D.	PROPERTY, PLANT AND EQUIPMENT

For a discussion of our aircraft, see Item 4 “Information on our Company-History and development of our Company Aircraft Acquisitions.”

Our headquarters in Guangzhou occupy an area of approximately 1,532,491 square meters of land and a total gross floor area of approximately 1,016,105 square meters. We lease the land in Guangzhou on which our headquarters and other facilities are located from CSAH. We also lease from CSAH certain buildings mainly at the Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.

Our principal properties are located at our headquarters site and at our route bases. The following table sets forth certain information with respect to our properties at our headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	1,443,562	88,929	933,974	82,131
Shenzhen	256,280	—	124,505	5,730
Zhuhai	152,993	81,413	20,124	3,601
Changsha	255,422	6,238	81,293	12,536
Haikou	346,820	—	58,443	4,763
Wuhan	284,339	32,579	36,429	18,669
Nanyang	—	1,140,015	11,936	16,439
Sanya	106,680	—	64,698	—
Shenyang	142,199	31,226	28,743	60,002
Dalian	—	158,240	64,226	33,322
Jilin	150,246	65,076	85,274	9,332
Harbin	30,969	267,871	51,832	32,372
Xinjiang	3,754	540,493	137,932	3,497
Guangxi	73,787	—	52,554	—
Beijing	85,453	—	91,124	8,195
Shanghai	42,292	—	37,013	6,360
Chengdu	—	—	1,964	—
Qingdao			767
Hefei	—	—	2,321	—
Sydney	—	—	1,151	—
Amsterdam			555
Xi’an	—	—	4,364	—

The following table sets forth certain information with respect to the properties of the Airline Subsidiaries as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Xiamen Airlines	710,181	—	543,367	10,229
Shantou Airlines	137,075	2,660	73,419	5,891
Zhuhai Airlines	99,306	—	54,971	—
Guizhou Airlines	254,871	—	53,717	—
Chongqing Airlines	82,449	—	68,242	—
Henan Airlines	364,255	—	64,892	—
Zhuhai Xiang Yi Aviation Technology Co., Ltd..	213,973	—	52,323	3,570

The land in Guangzhou on which our headquarters and other facilities are located and the buildings that our Company uses at our route bases in Wuhan and Haikou are leased by our Company from CSAH. However, CSAH lacks adequate documentation evidencing CSAH’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAH and our Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by us that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair our ability to dispose of or mortgage such land use rights and buildings. As of December 31, 2018, we were in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Guangxi, Guizhou, Chengdu, Xiamen, Heilongjiang, Jilin, Dalian, Hunan, Beijing, Zhuhai, Shenyang, Shenzhen, Henan, Shantou, Xinjiang, Hainan, Shanghai, Hubei and Chongqing , in which we have interests and for which such certificates have not been granted. Our directors are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that we have not yet obtained the relevant land use right certificates and property title certificates.

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

Frequent flyer revenue

According to the frequent flyer award programs, the allocation of stand-alone selling price of the mileage awarded involves the estimation of the expected redemption rate. The expected redemption rate is estimated based on historical experience, anticipated redemption patterns and the frequent flyer programs’ design. Different estimates could significantly affect the estimated contract liabilities and the results of operations.

In the comparative periods, the amount of revenue attributable to the mileage earned by the members of the Group’s frequent flyer award programs was estimated based on the fair value of the mileage awarded and the expected redemption rate. The fair value of mileage awarded was estimated by reference to external sales. The method to estimate the expected redemption rate remains unchanged.

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

Loss allowances

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. The ECLs are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. Different estimates could significantly affect the results of operations.

In the comparative periods, when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables, a provision for impairment of trade receivables is established based on the difference between the receivable’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

Ticket breakage revenue

The Group recognizes, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as ticket breakage revenue. Such portion is estimated based on the Group’s historical experiences, and the estimated revenue is recognized only to the extent that it is highly probable that a significant reversal in cumulative revenue recognized will not occur when the uncertainty is resolved. Different estimates could significantly affect the ticket breakage revenue recognized in the current financial year.

In the comparative periods, ticket breakage revenue was recognized when the tickets expired, and such revenue recognition did not involve significant accounting estimates.

Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Company believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 52(a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time (Note 13).

Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRSs is presented in Note 60 to the consolidated financial statements.

Key Factors Affecting Results of operations

Our results of operations are affected by the factors discussed below.

Financial and operating leverage

Like most airlines, we are subject to a high degree of financial and operating leverage. A significant percentage of our operating expenses are fixed costs that do not vary proportionally to our yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor costs for flight crew, cabin crew and ground personnel. Thus, a minor change in our yields or load factors could have a material effect on our results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary proportionally to the number of flights flown. Thus, even minor change in aircraft utilization rates may affect our results of operations. We are and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of our operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Our net exchange loss of RMB1,853 million was recorded in 2018 mainly due to the translation of balances of borrowings and obligations under finance lease which are denominated in USD and the depreciation of RMB against USD.

Political and economic conditions and regulations

A number of other external factors including political and economic conditions in China, tend to have a major impact on our performance. Our financial performance is also significantly affected by factors arising from operating in a regulated industry. As substantially all aspects of our airline operations are regulated by the PRC government, our operating revenues and expenses are directly affected by the PRC government’s policies with respect to domestic air fares, jet fuel prices and landing and navigation fees, among others. The nature and extent of airline competition and the ability of Chinese airlines to expand are also affected by CAAC’s control over route allocations. Any changes in the PRC government’s regulatory policies or any implementation of such policies could have a significant impact on our future operations and our ability to implement our operating strategy.

Foreign exchange risk

We finance our aircraft acquisitions mainly through capital leases or bank loans in U.S. dollars, and have a substantial amount of transactions and obligations denominated in U.S. dollars in relation to our global purchases of jet fuel, lease and purchase of aviation equipment as well as major repairs, in addition to the landing fees of our international flights in the airports of other countries, and, as a result, our business will be affected by the Renminbi depreciation. Renminbi depreciation has caused exchange loss to our Group and increased our operating costs which are denominated in foreign currencies.

Seasonality

Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second half of the year than in the first half of the year due to the greater demand for air travel during the summer months .

In addition, our future operations will be affected by, among other things, changes in the aviation market, the cost of jet fuel, aircraft acquisition and leasing costs, aircraft maintenance expenses, take-off and landing charges, wages, salaries and benefits and other operating expenses, foreign exchange rates and the rates of income taxes paid.

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,			2018 vs. 2017% increase	2017 vs. 2016% increase
Traffic	2018	2017	2016	(decrease)	(decrease)
RPK (million)
Domestic	178,972.96	160,427.72	144,979.57	11.56	10.66
Regional	3,304.83	2,934.65	3,083.71	12.61	(4.83)
International	76,916.01	67,334.50	58,042.36	14.23	16.01
Total	259,193.80	230,696.87	206,105.64	12.35	11.93
RTK (million)
Domestic	17,437.56	15,833.96	14,551.2	10.13	8.82
Regional	315.39	282.52	292.46	11.63	(3.40)
International	12,580.72	11,204.15	9,542.9	12.29	17.41
Total	30,333.67	27,320.63	24,386.56	11.03	12.03
Passengers carried (thousand)
Domestic	119,494.01	108,616.65	98,463.43	10.01	10.31
Regional	2,527.08	2,329.80	2,340.68	8.47	(0.46)
International	17,863.96	15,352.29	13,814.52	16.36	11.13
Total	139,885.04	126,298.75	114,618.63	10.76	10.19
Cargo and mail carried (thousand tons)
Domestic	1,043.91	1,048.18	1083.68	(0.41)	(3.28)
Regional	21.85	22.01	19.73	(0.71)	11.56
International	666.52	601.97	509.14	10.72	18.23
Total	1,732.28	1,672.16	1612.55	3.60	3.70
Capacity
ASK (million)
Domestic	216,160.94	194,354.34	179655.46	11.22	8.18
Regional	4,383.59	3,843.89	4193.19	14.04	(8.33)
International	93,876.41	82,447.49	72143.29	13.86	14.28
Total	314,420.95	280,645.72	255991.94	12.03	9.63
ATK (million)
Domestic	24,549.52	22,168.17	20740.93	10.74	6.88
Regional	503.53	446.80	491.23	12.70	(9.04)
International	17,674.93	15,717.21	13748.02	12.46	14.32
Total	42,727.99	38,332.18	34980.18	11.47	9.58
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	82.80	82.5	80.7	0.25	1.84
Regional	75.39	76.4	73.5	(0.96)	2.81
International	81.93	81.7	80.5	0.26	1.22
Overall	82.44	82.2	80.5	0.23	1.69
Overall load factor (RTK/ATK) (%)
Domestic	71.03	71.4	70.2	(0.40)	1.27
Regional	62.63	63.2	59.5	(0.60)	3.69
International	71.18	71.3	69.4	(0.11)	1.88
Overall	70.99	71.3	69.7	(0.28)	1.55
Yield
Yield per RPK (RMB)
Domestic	0.54	0.53	0.53	1.89	/
Regional	0.74	0.78	0.72	(5.13)	8.33
International	0.39	0.37	0.4	5.41	(7.50)
Overall	0.49	0.49	0.5	/	(2.00)
Yield per RTK (RMB)
Domestic	5.60	5.52	5.45	1.45	1.28
Regional	8.13	8.45	7.92	(3.79)	6.69
International	3.00	2.87	2.94	4.53	(2.38)
Overall	4.55	4.46	4.5	2.02	(0.89)
Financial
Passenger revenue (RMB million)
Domestic	95,773	85,392	77257		10.53
Regional	2,446	2,281	2230		2.29
International	29,819	25,118	23015		9.14
Total	128,038	112,791	102502		10.04
Cargo and mail revenue (RMB million)	10,026	9,082	7191		26.30

A.	OPERATING RESULTS

The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance.

2018 compared with 2017

The profit attributable to our equity shareholders was RMB2,895 million in 2018, compared to RMB5,961 million in 2017. Our operating revenue increased by RMB15,817 million or 12.38% from RMB127,806 million in 2017 to RMB143,623 million in 2018. Passenger load factor was 82.44% in 2018, compared to 82.2% in 2017. Passenger yield (in passenger revenue per RPK) remained RMB0.49 in 2018. Average yield (in traffic revenue per RTK) increased by 2.02% from RMB4.46 in 2017 to RMB4.55 in 2018. Operating expenses increased by RMB17,144 million or 13.93% from RMB123,098 million in 2017 to RMB140,242 million in 2018. Operating profit decreased by RMB337 million from RMB9,156 million in 2017 to RMB8,819 million in 2018.

Operating Revenue

The following table sets forth operating revenue for the years indicated:

	2018		2017
	Operating revenue RMB million	Percentage %	Operating revenue RMB million	Percentage %	Change in revenue %
Traffic revenue	138,064	96.13	121,873	95.36	13.29
Including: Passenger revenue	128,038		112,791		13.52
– Domestic	95,773		85,392		12.16
– Hong Kong, Macau and Taiwan	2,446		2,281		7.23
– International	29,819		25,118		18.72
Cargo and mail revenue	10,026		9,082		10.39
Other operating revenue	5,559	3.87	5,933	4.64	(6.30)
Mainly including:
Commission income	2,619		2,781		(5.83)
Hotel and tour operation income	676		547		23.58
General aviation income	476		467		1.93
Ground services income	429		429		—
Expired sales in advance of carriage	—		396		(100.00)
Total operating revenue	143,623	100.00	127,806	100.00	12.38
Less: fuel surcharges income	(7,454)		(5,355)		39.20
Total operating revenue excluding fuel surcharges	136,169		122,451		11.20

	2018		2017
	Traffic revenue RMB million	Percentage %	Traffic revenue RMB million	Percentage %	Change in traffic revenue %
Passenger Revenue	128,038	92.74	112,791	92.55	13.52
Cargo and Mail Revenue	10,026	7.26	9,082	7.45	10.39
Traffic revenue	138,064	100.00	121,873	100.00	13.29

	2018		2017
	Passenger revenue RMB million	Percentage %	Passenger revenue RMB million	Percentage %	Change in passenger revenue %
Domestic	95,773	74.80	85,392	75.71	12.16
Hong Kong, Macau and Taiwan	2,446	1.91	2,281	2.02	7.23
International	29,819	23.29	25,118	22.27	18.72
Total	128,038	100.00	112,791	100.00	13.52

Substantially all of our operating revenue is generated from airlines transport operations. Traffic revenue accounted for 96.13% and 95.36% of total operating revenue in 2018 and 2017, respectively. Passenger revenue and cargo and mail revenue accounted for 92.74% and 7.26% of the total traffic revenue in 2018, respectively. During the reporting period, our total traffic revenue was RMB138,064 million, representing an increase of RMB16,191 million or 13.29% from prior year, mainly due to the increase in traffic capacity and traffic volume. The other operating revenue is mainly derived from commission income, hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to a 13.52% increase in passenger revenue from RMB112,791 million in 2017 to RMB128,038million in 2018. The total number of passengers carried increased by 10.76% from 2017 to 13,989 million passengers in 2018. RPKs increased by 12.35% from 230,697 million in 2017 to 259,194 million in 2018, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK remained RMB0.49 in 2017 and 2018.

Domestic passenger revenue, which accounted for 74.80% of the total passenger revenue in 2018, increased by 12.16% from RMB85,392 million in 2017 to RMB95,773million in 2018. Domestic capacity in ASKs increased by 11.22%, while passenger traffic in RPKs increased by 11.56%, resulting in an increase in passenger load factor by 0.25 percentage points from 82.54% in 2017 to 82.80% in 2018. Domestic passenger yield per RPK was RMB0.54 in 2018, compared to RMB0.53 in 2017.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 1.91% of total passenger revenue, increased by 7.23% from RMB2,281 million in 2017 to RMB2,446million in 2018. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 12.61%, while passenger capacity in ASKs increased by 14.04%, resulting in an decrease in passenger load factor by 0.96percentage points from 76.35% in 2017 to 75.39% in 2018. Passenger yield per RPK decreased from RMB0.78 in 2017 to RMB0.74in 2018.

International passenger revenue, which accounted for 23.29% of total passenger revenue, increased by 18.72% from RMB25,118 million in 2017 to RMB29,819million in 2018. For international flights, passenger traffic in RPKs increased by 14.23%, while passenger capacity in ASKs increased by 13.86% resulting in 0.26 percentage points increase in passenger load factor from 81.67% in 2017 to 81.93% in 2018. Passenger yield per RPK increased from RMB0.37 in 2017 to RMB0.39 in 2018.

Cargo and mail revenue, which accounted for 7.26% of the Group’s total traffic revenue and 6.98% of total operating revenue, increased by 10.39% from RMB9,082 million in 2017 to RMB10,026 million in 2018. The increase was attributable to the increase in cargo and mail carried.

Other operating revenue decreased by 6.30% from RMB5,933 million in 2017 to RMB5,559 million in 2018. The decrease was primarily due to the reclassification of expired sales in advance of carriage and fees, totaling amounted to RMB1,353 million, from other operating revenue to traffic revenue, as a result of the adoption of IFRS 15.

Operating Expenses

Total operating expenses in 2018 amounted to RMB140,242 million, representing an increase of 13.93% or RMB17,144 million over 2017, primarily due to the increase in flight operation expenses and aircraft and transportation service expenses, as a result of the increase in traffic volume. Total operating expenses as a percentage of total operating revenue increased from 96.32% in 2017 to 97.65% in 2018.

The table below sets forth operating expense for the years indicated:

	2018		2017
	Operating expense RMB million	Percentage %	Operating expense RMB	Percentage %	Change in Operating expenses %
Flight operation expenses	76,216	54.35	62,978	51.16	21.02
Mainly including:
Jet fuel costs	42,922		31,895		34.57
Aircraft operating lease charges	8,726		8,022		8.78
Flight personnel payroll and welfare	11,467		10,574		8.45
Maintenance expenses	12,704	9.06	11,877	9.65	6.96
Aircraft and transportation service expenses	24,379	17.38	22,935	18.63	6.30

Promotion and selling expenses	7,036	5.02	6,881	5.59	2.25
General and administrative expenses	3,770	2.69	3,391	2.75	11.18
Depreciation and amortization	14,308	10.20	13,162	10.69	8.71
Impairment on property, plant and equipment	—	—	324	0.26	(100)
Hotel and tour operation expenses	587	0.42	467	0.38	25.70
External air catering service expenses	326	0.23	265	0.21	23.02
Financial institution charges	289	0.21	254	0.21	13.78
Cargo handling expenses	236	0.17	235	0.19	0.43
Others	319	0.28	329	0.27	(0.03)
Total operating expenses	140,242	100.00	123,098	100.00	13.93

Flight operation expenses, which accounted for 54.35% of total operating expenses, increased by 21.02% from RMB62,978 million in 2017 to RMB76,216 million in 2018, primarily due to the drastic increase in jet fuel costs. Jet fuel costs, which accounted for 56.32% of flight operation expenses, increased by 34.57% from RMB31,895 million in 2017 to RMB42,922 million in 2018.

Maintenance expenses, which accounted for 9.06% of total operating expenses, increased by 6.96% from RMB11,877 million in 2017 to RMB12,704 million in 2018. The increase was mainly due to the expansion of our aircraft fleet.

Aircraft and transportation service expenses, which accounted for 17.38% of total operating expenses, increased by 6.30% from RMB22,935 million in 2017 to RMB24,379 million in 2018. The increase was primarily due to a 7.78% increase in landing and navigation fee and ground service fees from RMB15,540 million in 2017 to RMB16,749 million in 2018, which resulted from the increase in the number of flights.

Promotion and selling expenses, which accounted for 5.02% of total operating expenses, increased by 2.25% from RMB6,881 million in 2017 to RMB7,036 million in 2018, mainly due to the increase in handling charges and ticket office expenses.

General and administrative expenses, which accounted for 2.69% of the total operating expenses, increased by 11.18% from RMB3,391 million in 2017 to RMB3,770 million in 2018, mainly due to the increase in general corporate expenses.

Depreciation and amortization, which accounted for 10.20% of the total operating expenses, increased by 8.71% from RMB13,162 million in 2017 to RMB14,308 million in 2018, mainly due to the expansion of aircraft fleet of the Company.

Operating Profit

Operating profit was RMB8,819 million and RMB9,156 million in 2018 and 2017, respectively. The decrease in operating profit was mainly due to the increase of operating revenue netted off by the increase of operating expense. The increase in operating revenue by RMB15,817 million or 12.38% compared with that of 2017, as a result of the increase in transport capacity and traffic volume; and the increase in operating expenses by RMB17,144 million or 13.93% compared with that of 2017, due to the increase in jet fuel costs and traffic volume.

Other Income or Expenses

Other net income increased by RMB990 million from RMB4,448 million in 2017 to RMB5,438 million in 2018, mainly due to the increase in government grants. Details of other net income of the Group are set out in note 14 to the financial statements prepared under IFRS.

Interest expense increased by RMB455 million from RMB2,747 million in 2017 to RMB3,202 million in 2018, which was mainly due to the increase in the interest rate and the weighted average balance of obligations under finance leases during the year. Net exchange loss of RMB1,853 million was recorded in 2018, compared with net exchange gain of RMB1,801 million in 2017, mainly due to the translation of balances of borrowings and obligations under finance lease which are denominated in USD and the depreciation of RMB against USD.

Income Tax

Income tax expense decreased by RMB976 million from RMB1,976 million in 2017 to RMB1,000 million in 2018, mainly due to the decrease of profit before income tax in the reporting period.

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

Operating Revenue

	2017		2016
	Operating revenue RMB million	Percentage %	Operating revenue RMB million	Percentage %	Change in revenue %
Traffic revenue	121,873	95.36	109,693	95.4	11.10
Including: Passenger revenue	112,791		102,502		10.04
– Domestic	85,392		77,257		10.53
– Hong Kong, Macau and Taiwan	2,281		2,230		2.29
– International	25,118		23,015		9.14
Cargo and mail revenue	9,082		7,191		26.30
Other operating revenue	5,933	4.64	5,288	4.6	12.20
Mainly including:
Commission income	2,781		2,518		10.44
Hotel and tour operation income	547		625		(12.48)
General aviation income	467		461		1.30
Ground services income	429		384		11.72
Expired sales in advance of carriage	396		376		5.32
Total operating revenue	127,806	100.00	114,981	100.0	11.15
Less: fuel surcharges income	(5,355)		(5,798)		(7.64)
Total operating revenue excluding fuel surcharges	122,451		109,183		12.15

	2017		2016
	Traffic revenu RMB million	Percentage %	Traffic revenu RMB million	Percentage %	Change in traffic revenue %
Passenger Revenue	112,791	92.55	102,502	93.4	10.04
Cargo and Mail Revenue	9,082	7.45	7,191	6.6	26.30
Traffic revenue	121,873	100.00	109,693	100.0	11.10

	2017		2016
	Passenger revenu RMB million	Percentage %	Passenger revenu RMB million	Percentage %	Change in passenger revenue %
Domestic	85,392	75.71	77,257	75.4	10.53
Hong Kong, Macau and Taiwan	2,281	2.02	2,230	2.2	2.29
International	25,118	22.27	23,015	22.4	9.14

Passenger revenue	85,392	75.71	102,502	100.00	10.04

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

	2017		2016
	Operating expense RMB million	Percentage %	Operating expense RMB million	Percentage %	Change in Operating expenses %
Flight operation expenses	62,978	51.16	51,461	48.4	22.38
Mainly including:
Jet fuel costs	31,895		23,799		34.02
Aircraft operating lease charges	8,022		7,330		9.44
Flight personnel payroll and welfare	10,574		9,215		14.75
Maintenance expenses	11,877	9.65	11,318	10.7	4.94
Aircraft and transportation service expenses	22,935	18.63	20,215	19.0	13.46
Promotion and selling expenses	6,881	5.59	6,304	5.9	9.15
General and administrative expenses	3,391	2.75	2,815	2.7	20.46

Depreciation and amortization	13,162	10.69	12,619	11.9	4.30
Impairment on property, plant and equipment	324	0.26	71	0.1	356.34
Others	1,550	1.27	1,401	1.3	10.64
Total operating expenses	123,098	100.00	106,204	100.0	15.91

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

As of December 31, 2018, we had banking facilities with several PRC commercial banks for providing loan financing up to approximately RMB243,910 million to our Group. As of December 31, 2018, approximately RMB193,871 million was unutilized. As of December 31, 2018 and 2017, our cash and cash equivalents were RMB6,928 million and RMB6,826 million, respectively.

Net cash generated from operating activities in 2018, 2017 and 2016 were RMB15,388 million, 17,732 million, and RMB23,764 million, respectively. Our Group’s operating cash inflows are primarily derived from the provision of air transportation and related service to customers. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and transportation service, etc. The decrease of net operating cash inflows from our Group from 2016 to 2018 was primarily due to the increase of jet fuel cost.

Net cash used in investing activities in 2018, 2017 and 2016 were RMB20,517 million, RMB8,236 million, RMB15,750 million, respectively. Cash capital expenditures in 2018, 2017 and 2016 were RMB24,033 million, 13,846 million, RMB18,967 million, respectively, reflecting predominantly additional investments in aircraft and flight equipment under our fleet expansion plans and additional investments in other facilities and buildings used in operations.

Net cash generated from financing activities were RMB5,220 million in 2018, as compared to net cash used in financing activities of RMB6,976 million and RMB8,459 million in 2017 and 2016, respectively. Net cash inflow from borrowings and repayments of borrowings amounted to RMB5,780 million and 2,557 million in 2018 and 2017, respectively, and net cash outflow from borrowings and repayments of borrowings amounted to RMB481 million in 2016. The borrowings were used for capital expenditures and general working capital. Repayment of capital leases in 2018, 2017 and 2016 were 10,433 million, RMB9,835 million, RMB6,994 million, respectively, resulting from the increase of aircraft acquisitions under capital leases.

As of December 31, 2018, our aggregate long-term borrowings and obligations under capital leases (including borrowings and capital leases obligations due within one year) were RMB101,899 million. In 2019, 2020, 2021,2022 and thereafter, amounts payable under such loans and obligations will be RMB23,557 million, RMB17,329 million, RMB15,852 million, RMB10,773 million and RMB34,388 million respectively. Such borrowings and obligations were mainly denominated in U.S. dollars, Euro and Japanese Yen. In the normal course of business, we are exposed to fluctuations in foreign currency exchange. Our exposure to foreign currency exchange primarily results from our foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects our results significantly because our foreign currency liabilities generally exceed our foreign currency assets. We are not able to hedge our foreign currency exposure effectively other than by retaining our foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2018, our short-term bank loans was RMB20,739 million. Our weighted average interest rate on short-term bank loans was 3.92% per annum as of December 31, 2018. As of December 31, 2018, our outstanding ultra-short-term financing bills was RMB4,000 million. The primary use of the proceeds of our short-term bank loans and ultra-short-term financing bills is to finance working capital and capital expenditure needs. We have generally been able to arrange short-term borrowings with domestic banks in China as necessary and believe we can continue to obtain them based on our well-established relationships with various lenders.

As of December 31, 2018, the amounts of our obligations under operating leases were RMB75,729 million, predominately for aircraft, among which RMB9,217 million, RMB9,978 million, RMB8,850 million, RMB8,498 million, RMB8,103 million and RMB31,083 million, respectively, is due in 2019, 2020, 2021, 2022 and 2023 and thereafter.

As of December 31, 2018, we had a working capital deficit of RMB59,615 million, as compared to a working capital deficit of RMB51,693 million as of December 31, 2017. Historically, we operated in a negative working capital position, relying on cash inflow from operating activities and renewal of short-term bank loans to meet our short-term liquidity and working capital needs. In 2019 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflows from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditure. As of December 31, 2018, we had banking facilities with several PRC commercial banks for providing loan financing up to approximately RMB243,910 million, of which approximately RMB193,871 million was unutilized, whereas in 2017, we got loan financing up to approximately RMB181,922 million, of which RMB142,239 million was unutilized.

As we are subject to a high degree of operating leverage, a minor decrease in our yield and/or load factor could result in a significant decrease in our operating revenue and hence our operating cash flows. This could occur when competition between Chinese airlines increases or where PRC aviation demand decreases. Similarly, a minor increase in the jet fuel prices, particularly in the domestic market, could result in a significant increase in our operating expenses and hence a significant decrease in our operating cash flows. This could be caused by fluctuations in supply and demand in international oil market. We currently comply with the financial covenants attached to certain of our borrowings. Nevertheless, as we are subject to a high degree of financial leverage, an adverse change in our operating cash flows could adversely affect our financial health and hence weaken our ability to obtain additional loans and lease facilities and to renew our short-term bank loans facilities as they fall due.

As of December 31, 2018, we had capital commitments as follows:

	2019	2020	2021	2022	2023 and onwards	Total
Acquisition of aircraft and related equipment	38,141	32,395	8,628	3,035	—	82,199
Others	14,757	3,857	981	859	832	21,286
Total capital commitments	52,898	36,252	9,609	3,894	832	103,485

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2018, our cash and cash equivalents totaled RMB6,928 million. Of such balance, 9% was denominated in U.S. Dollars, Hong Kong Dollars, Euro, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB193,871 million, we expect that we will have sufficient funding sources to meet our cash requirements in the foreseeable future.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

None.

D.	TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following table sets forth our obligations and commitments to make future payments under contracts and under commitments (excluding share of commitments of a joint venture) as of December 31, 2018.

	As of December 31, 2018 Payment due by period					As of December 31, 2017
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Short-term bank loans and ultra-short-term bills (Note 1)	25,271	25,271	—	—	—	20,953
Long-term bank and other loans (Note 1)	31,645	14,850	14,128	479	2,188	29,502
Obligations under capital leases	82,765	12,062	23,741	24,762	22,200	78,899
Operating lease commitments	75,729	9,217	18,828	16,601	31,083	69,465
Aircraft purchase commitments (Note 2)	82,199	38,141	41,023	3,035	—	86,834
Other capital commitments	21,286	14,757	4,838	1,691	—	22,022
Investment commitments	14	14	—	—	—	—
Total	314,865	110,268	102,558	46,568	55,471	307,675

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2018.

Note 2 Amounts shown are net of previously paid purchase deposits.

G.	SAFE HARBOR

See the section headed “Forward-looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth certain information concerning our directors, senior management and supervisors. There were certain changes in our directors, senior management and supervisors as of April 26, 2019, details of which are set forth below.

Name	Position	Gender	Age
Wang Changshun	Executive Director, Chairman of our Board	Male	61
*Tan Wangeng	Vice Chairman, Executive Director, President	Male	54
Ma Xulun	President	Male	54
Zhang Zifang	Executive Director and Executive	Male	60
Zheng Fan	Independent Non-executive Director	Male	63
Gu Huizhong	Independent Non-executive Director	Male	62
Tan Jinsong	Independent Non-executive Director	Male	54
Jiao Shuge	Independent Non-executive Director	Male	53
Pan Fu	Chairman of the Supervisory Committee	Male	56
Li Jiashi	Supervisor	Male	57
Mao Juan	Supervisor	Female	46
Han Wensheng	Executive Vice President	Male	52
Xiao Lixin	Executive Vice President, Chief Accountant and Chief Financial	Male	52
Zhang Zhengrong	Executive Vice President	Male	56
Luo Laijun	Executive Vice President	Male	47
Ren Jidong	Executive Vice President	Male	54
Cheng Yong	Executive Vice President	Male	56
Wang Zhixue	Executive Vice President	Male	58
Li Tongbin	Executive Vice President and Chief Engineer	Male	57
Su Liang	Chief Economist	Male	56
Chen Weihua	Chief Legal Adviser	Male	52
*Guo Zhiqiang	Chief Marketing Officer	Male	55
Xie Bing	Company Secretary	Male	45
Feng Huanan	COO Flight Safety	Male	56
*Yang Bensen	Chief Pilot	Male	61
Guo Jianye	Chief Customer Officer	Male	56
Luo Minghao	Chief Pilot	Male	56
Wang Renjie	Chief Operation Officer	Male	54

Notes: * represents the personnel has already resigned as at the end of the reporting period.

Directors

Wang Changshun, male, born in July 1957 (aged 61), graduated from University of Science and Technology of China majoring in management science and engineering and he has a Ph.D. degree. He is a Doctor of Management and senior expert of political science. He began his career in February 1976. He joined the Chinese Communist Party in March 1982. He has acted as Vice Director and Director of aeronautical meteorology supervision department of CAAC Urumqi Administration, Vice President and a member of standing committee of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration) and then as Party Secretary and Vice President of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration). In November 2000, he acted as Vice Chairman, General Manager and Deputy Party Secretary of the Company. In September 2002, he acted as Vice President and Party member of CSAH and also as Vice Chairman, General Manager and Deputy Party Secretary of the Company. In August 2004, he served as Deputy Director and Party member of Civil Aviation Administration of China. In March 2008, he acted as Deputy Director and Party member of Civil Aviation Administration of China (Deputy ministerial). In October 2011, he was appointed as General Manager and Deputy Party Secretary of China National Aviation Holding Company and also was appointed as the Chairman of Air China Limited. He was appointed as Vice Minister and Party Leadership Group Member of Ministry of Transport in January 2014, General Manager and Deputy Party Secretary of China National Aviation Holding Company in February 2016, General Manager and Deputy Party Secretary of CSAH and Chairman of the Company in May 2016. In December 2016, he has been Chairman, Party Secretary of CSAH and Chairman of the Company. Since November 2017, he has been Chairman, Party Secretary of CSAH and Chairman, Party Secretary of the Company. He is also a deputy to the 12th National People’s Congress. He is the representative of the 19th Communist Party of China National Congress, a member of the 12th CPC Guangdong Provincial Committee and standing committee member and member of the 13th National Committee of the Chinese People’s Political Consultative Conference.

Zhang Zifang, male, born in October 1958 (aged 60), graduated with a college degree from foundation science profession for Party administrative cadres of Liaoning University. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. He began his career in March 1976. He joined the Chinese Communist Party in February 1980. He served as the Deputy Commissioner of the Office of Northern Airlines Company, Deputy Commissioner and Commissioner of Shenyang Flight Team Northern Airlines Company and Party Secretary of Jilin Branch of Northern Airlines Company. He served as the General Manager of Dalian Branch China Northern Airlines Company in January 2003. He had been the Director of Political Works Department of CSAH in October 2003. Subsequently, Mr. Zhang was appointed as the Deputy Party Secretary and Secretary of the Commission for Discipline of the Company in February 2005. He had been the Deputy Party Secretary and Executive Vice President of the Company in December 2007. He was the Party Secretary and Executive Vice President of the Company since February 2009. Mr. Zhang has been the Director, the Party Secretary and Executive Vice President of the Company in June 2009. He had been the Party member of CSAH and the Director, the Party Secretary and Executive Vice President of the Company in August 2011. Mr. Zhang has been Deputy Party Secretary, Executive Vice President of CSAH and Director, Party Secretary, Executive Vice President of the Company as well as the Chairman of China Southern Airlines Henan Airlines Company Limited since August 2016. Since November 2017, he has been Deputy Party Secretary and Executive Vice President of CSAH, Director, Deputy Party Secretary and Executive Vice President of China Southern Airlines Company Limited; In November 2018, he ceased to act as Deputy Party Secretary and Executive Vice President of CSAH and Deputy Party Secretary of China Southern Airlines Company Limited due to his retirement. In January 2019, he ceased to act as Executive Vice President of China Southern Airlines Company Limited.

Zheng Fan, male, aged 63, graduated with a bachelor’s degree from Beijing Normal University majoring in School Education and is a senior expert of political science. Mr. Zheng is a CPC member and began his career in 1974. He served as a teacher of Faculty of Education at Beijing Normal University from February 1982. He worked as a cadre at public relationship department of the Chinese Communist Party Central Committee and was a deputy Director level investigator from January 1986, deputy Director-general (temporary post) of public relationship department of CBRC Shenzhen Municipality Luohu District Committee and deputy Director general (temporary post) of public relationship department of Shenzhen Committee of Communist Party of China from March 1988, deputy Director of public relationship department of CBRC Shenzhen Municipality Futian District Committee and office Director of working committee under the CBRC Shenzhen Municipality Committee from March 1991. Since August 1994, he has been appointed as general manager of general administration office of Overseas Chinese Town Economic Development Company, general manager’s assistant of OCT Group and managing Director of Overseas Chinese Town (HK) Company Limited since December 1997, deputy secretary of the Party Committee, secretary of Discipline Inspection Commission and Chief Cultural Officer of Overseas Chinese Group Company since August 2000, secretary of the Party Committee and vice-president of Overseas Chinese Group Company since March 2008, secretary of the Party Committee and vice-chairman of Overseas Chinese Town Company Limited since January 2010, chief supervisor since December 2014 and Professional External Director for Central State-owned Enterprises since February 2016. He acted as Council Member of China Overseas Exchange Association, Director of relation of the Two Shores Across the Strait Association, vice president of Guangdong’s Association For Promotion of Cooperation between Guangdong, Hong Kong and Macao and vice-chairman of Guangdong Province Association of Entrepreneurs. He was also a Congressman of the 4th term and 5th term of the People’s Congress for Shenzhen Municipality and a member of the 11th session of Guangdong Provincial Committee of Political Consultative Conference. Mr. Zheng has been independent non-executive Director of the company since 20 December 2017.

Gu Huizhong, male, aged 62, graduated with a master degree from Beihang University majoring in International Finance and is a senior accountant with professor level. Mr. Gu is a CPC member and began his career in 1974. He served as deputy chief and chief of the General Office of Financial Division of Aviation Industry Department, Director of International Affairs Financial Division of Aviation Industry Corporation of China, general manager of Zhongzhen Accounting Consultative Corporation, vice Director general of Financial Department of Aviation Industry Corporation of China and deputy Directorgeneral of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of the Communist Party and vice president of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China. He previously served as chairman of AVIC I International Leasing Co., Ltd., chairman of AVIC I Financial Co., Ltd., chairman of CATIC International Holdings Limited, chairman of AVIC Capital Co., Ltd and chairman of AVIC International Vanke Company Limited. He is currently served as supervisors of the Bank of Communications, is a chairman of the Expert Committee of government authorities in the PRC and vice chairman of the Accounting Society of China. Since 20 December 2017, Mr. Gu has been independent non-executive Director of the Company.

Tan Jinsong, male, aged 54, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant and a CPC member. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Sun Yat-sen University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Sun Yat-sen University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a member of China Audit Society. Currently, Mr. Tan also serves as the independent Director of Poly Real Estate Company Limited, Guangzhou Hengyun Enterprises Holdings Limited, Shanghai RAAS Blood Products Co., Ltd. and Zhuhai Huafa Industrial Company Limited. Mr. Tan has been the independent non-executive Director of the Company since 26 December 2013.

Jiao Shuge, male, aged 53, with a master degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shandong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a Master’s degree in Engineering. Mr. Jiao has extensive experience in funds management and equity management. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (“CDH Investments”) and is the founder of CDH Investments. He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of Direct Investment Department of China International Capital Corporation Ltd. (“CICC”). Mr. Jiao was the non-executive Director of China Yurun Food Group Limited and China Shanshui Cement Group Limited. Currently, he is also the Director of the associated companies of CDH Investments, the independent non-executive Director of China Mengniu Dairy Company Limited, the non-executive Director and Vice Chairman of WH Group Limited, the Director of Joyoung Co., Ltd., the Vice President of Henan Shuanghui Investment & Development Co.,Ltd. and the Director of a number of companies including Beijing Taiyang Pharmaceutical Industry Company Limited, Chery Automobile Co., Ltd., Inner Mongolia Hetao Spirit Group Co., Ltd., Fujian Nanping Nanfu Battery Co.,Ltd. and Shanghai Qingchen Real Estate Development Co., Ltd. Mr Jiao has been the independent non-executive Director of the Company since 30 June 2015.

Supervisors

Pan Fu, male, born in February1963 (aged 56), graduated from Chongqing University majoring in Electrical Engineering Department of Power Systems and Automation. He has a Master’s Degree of Science. Also, he is a senior engineer. He began his career in July 1986 and joined the Chinese Communist Party in June 1986. He served as the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province, the Director of Yang Tsung Hai Electricity Supply Limited Liability Company of Yunnan Province, the Deputy Director of the Planning & Development Division of Electric Power Industry Bureau of Yunnan Province and the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation. He served as the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of China Southern Power Grid Company Ltd. and Research Center, and served as the General Manager and Deputy Party Secretary of the Guizhou Power Grid Corporation. Mr. Pan served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd.. In October 2010, Mr. Pan has been the team leader and party member of the Discipline Inspection Commission of CSAH; in December 2010, he has been the team leader and party member of the Discipline Inspection Commission of CSAH and Chairman of Supervisory Committee of China Southern Airlines Company Limited; In November 2017, he has been the team leader and party member of the Discipline Inspection Commission of China Southern Air Holding Limited Company and Secretary of the Commission for Discipline, Party member and Chairman of Supervisory Committee of China Southern Airlines Company Limited. In January 2019, he ceased to be the team leader and party member of the Discipline Inspection Commission of China Southern Air Holding Limited Company and Secretary of the Commission for Discipline and Party member of China Southern Airlines Company Limited due to his work reallocation.

Li JiaShi, male, born in May 1961 (aged 57), graduated from Party School of the CPC majoring in Economic Administration and has a bachelor degree. He has an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in August 1976 and joined the Chinese Communist Party in June 1986. In February 1998, he served as the party secretary of Guangzhou Nanland Air Catering Company Limited and the Deputy Head (work as chair) of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company in April 1999. Mr. Li served as the head of the Organization Division of the Party Committee of CSAH in December 1999; and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company in December 2003. Mr. Li served as the Secretary of the Disciplinary Committee, member of the Standing Committee of the CPC and the Director of the Disciplinary Committee Office of the Company in December 2007. Mr. Li has been the supervisor of the Company since June 2009. He has been the team deputy leader of the Discipline Inspection Commission of CSAH, and member of Secretary of the Disciplinary Committee, the Director of the Disciplinary Committee Office in February 2012, and the Standing Member of Party Committee of China Southern Airlines Company Limited in November 2017. He has acted as the Labour Union chairman and the Standing Member of Party Committee of China Southern Airlines Company Limited in November 2017. He acted as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union and Standing Member of Party Committee of the Company from January 2018. He has served as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union of the Company since July 2018.

Mao Juan, female, born in December 1972 (aged 46), obtained a bachelor degree in Accounting from Harbin University of Science and Technology. Ms. Mao began her career in July 1993, and joined the Chinese Communist Party in April 1992. She served as Deputy General Manager of Hainan Branch Comprehensive Trading Company, Deputy Manager of Finance Department in Hainan Branch of the Company and Manager of Audit and System Office of Finance Department in the Company. From August 2011, she acted as Deputy General Manager of Audit Department in the Company and acted as General Manager of Audit Department in the Company since June 2016. She has been the deputy general manager of Audit Department in the CSAH and the Company from April 2017. She has served as the General Manager of CSAH and the Company’s Audit Department since November 2017. She served as the supervisor of the Company, general manager of Audit Department of CSAH and the Company since December 2017. Currently, she is the Chairman of the Supervisory Committee of Southern Airlines Group Finance Company Limited and Nan Lung International Freight Limited, as well as the supervisor of Xiamen Airlines Company Limited.

Senior Management

Mr. Ma Xulun, male, born in July 1964 (aged 54). He graduated from the School of Mechanical Science & Engineering of HUST, majoring in industrial engineering. He has a master degree of engineering and is a certified public accountant. He started his career in August 1984, and joined in the Chinese Communist Party in October 1990. He has been the deputy general manager of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC, vice president and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as vice president of general affairs and deputy party secretary of Air China Corporation Limited in October 2002; and served as the director, president and deputy party secretary of Air China Corporation Limited in September 2004. He served as a party member of China National Aviation Holding Company and director, president and deputy party secretary of Air China Corporation Limited in December 2004, and deputy general manager and party member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as deputy party secretary of China Eastern Air Holding Company and general manager and deputy party secretary of China Eastern Airlines Corporation Limited. He served as secretary to the Party Committee and deputy general manager of China Eastern Air Holding Company and general manager of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as the director, general manager and deputy party secretary of China Eastern Air Holding Company, and vice Chairman, general manager and deputy party secretary of China Eastern Airlines Corporation Limited in December 2016; In January 2019, he acted as the director, general manager and deputy party secretary of China Southern Air Holding Limited Company. In March 2019, he acted as the director, general manager and deputy party secretary of China Southern Air Holding Limited Company and president of China Southern Airlines Company Limited.

Mr. Han Wensheng, male, born in January 1967 (aged 52), graduated from Management Department of Tianjin University, majoring in engineering management, with qualification of a Master’s degree. He obtained a Master’s Degree of Science and was a economist. He began his career in August 1987, and joined the Chinese Communist Party in May 1985. He was served as Deputy Director General of Cadre Training Center of the Company, Director of The Research Bureau of the Company, general manager of Labour Department and Secretary of CPC General Committee of the Company, Deputy Director General and a member of Party Committee of the Commercial Steering Committee and general manager as well as Deputy Party Secretary of the sales and marketing department of the Company, general manager and Deputy Party Secretary of Shanghai base. He acted as Deputy Party Secretary and Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and Party Secretary and Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as vice president and party member of China Southern Air Holding Company from October 2016. From November 2017, he served as vice president and party member of China Southern Air Holding Limited Company, the vice president and Party member of the Company. He was appointed as director and Deputy Party Secretary of China Southern Air Holding Limited Company, Vice president of the Company in November 2018. From January 2019, he served as director and Deputy Party Secretary of China Southern Air Holding Limited Company. Currently, he also served as Vice Chairman of Sichuan Airlines Corporation, director of China Travel Sky Holding Company and Vice Director General of China Air Transport Association.

Xiao Lixin, male, born in June 1966 (aged 52), graduated from Guangdong Academy of Social Sciences with a master degree in Economics and then obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao began his career in July 1991, and joined the Chinese Communist Party in February 1998. He served as the Deputy General Manager of the Finance Department of the Company from March 2001. He served as the General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company from January 2002. Mr. Xiao served as the deputy chief accountant and general manager of the Finance Department of the Company from February 2007, and served as the General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007. He served as the General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since March 2015. From October 2016, he has served as Chief Accountant and Party member of China Southern Air Holding Limited Company (CSAH) and Chief Accountant and Chief Financial Officer of the Company. From November 2017, he has served as Chief Accountant and Party member of CSAH and Executive Vice President, Chief Accountant, Chief Financial Officer and a member of the Party Committee of the Company. For now, he also serves as Chairman of Guizhou Airlines Company Limited, Chairman of Shantou Airlines Company Limited, Director of Xiamen Airlines Company Limited as well as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd.

Zhang Zhengrong, male, born in September 1962 (aged 56), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting. He was graduated from Party School of the Central Committee of CPC majoring in economic management with a bachelor degree. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in February 1982, and joined the Chinese Communist Party in April 1988. He served as Vice Captain of Third Flight Corps of Civil Aviation Administration, Vice Captain of Fourth Flight Corps and Captain of First Flight Corps of CSAH. From May 2002, he has been the Deputy General Manager of Civil Aviation Administration of the Company and Captain of First Flight Corps of the Company. From November 2002, he has been General Manager of Department of Security Supervision of the Company, as well as General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in May 2004. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. From March 2009, he has been Chief Pilot and Director of Aviation Security Department of the Company. Since April 2012, he served as the Chief Pilot, COO Flight Safety and Director of Aviation Security Department of the Company and in July 2012, he served as the Chief Pilot and Aviation Security Minister of CSAH. Since April 2014, he has acted as Chief Pilot, COO Flight Safety and Director of Aviation Security Department of CSAH. Since December 2016, he has been Chief Pilot of CSAH. He has served as Chief Pilot of CSAH and Chief Operation Officer of the Company since January 2017. Since November 2017, he has been the General Manager Assistant of CSAH and Chief Operation Officer of the Company. From June 2018, he has been the Vice President, Party Member of CSAH and Chief Operation Officer of the Company. In August 2018, he served as the Deputy general manager, Party Member of CSAH and the Executive Vice President, Chief Operation Officer of the Company. Since November 2018, he acted as the Deputy General Manager, Party Member and the Executive Vice President of the Company.

Luo Laijun, male, born in October 1971 (aged 47), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University’s school of economics and management. He began his career in July 1993 and joined the Communist Party of China in September 1992. He served as the Manager of Finance Department in Shanghai Branch of the Company, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines Company Limited. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines Company Limited in June 2003; Director of Business Assessment Office of the Company in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party member of Financing Plan Department of the Company in November 2005; General Manager and Deputy Party Secretary of Freight Department of the Company in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of the Company in July 2012; Executive Deputy Director and the Deputy Party Secretary of Commercial Steering Committee of the Company in November 2016; Director and the Deputy Party Secretary of Commercial Steering Committee of the Company in August 2017; Executive Vice President and the Party member of China Southern Air Holding Limited Company in February 2019; Executive Vice President and the Party member of China Southern Air Holding Limited Company and Executive Vice President of the Company in March 2019.

Ren Jidong, male, born in January 1965 (aged 54), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor’s degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in August 1986 and joined the Chinese Communist Party in June 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005, a member of the Standing Committee of the CPC of the Company from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from March 2005, a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of the Company from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from May 2009 and the Executive Vice President of the Company from July 2018.

Cheng Yong, male, born in April 1962 (aged 56), graduated from Civil Aviation Flight College of China majoring in Aircraft Piloting and Civil Aviation Flight University of China majoring in Wingman ship, with a bachelor degree. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University School of Economics and Management and is a command pilot. He began his career in January 1982, and join the Chinese Communist Party in August 1984. He has been the Deputy Head of Shenyang Chief Flight Corps Team of China Northern Airlines Company, vice president of China Northern Airlines Company Tian’e LLC and president of China Northern Airlines Company Sanya Co., Ltd.. He served as the General Manager of CSAHC Northern Division in November 2004; president and deputy party secretary of Northern Branch of the Company in January 2005; deputy leader of stearing group for reoganazation of Liaoning Airport Management Group Company in January 2009; president and deputy party secretary of Beijing Branch of the Company in April 2009; a member of the Standing Member of Party Committee of the Company and General Manager and Deputy Party Secretary of Beijing Branch of the Company from April 2010; a Standing Member of Party Committee of the Company in July 2017; and Executive Vice President of the Company in August 2018.

Wang Zhixue, male, born in January 1961 (aged 58), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained a degree from Civil Aviation Flight University of China majoring in Wingman ship, and is a command pilot. Mr. Wang began his career in February 1981, and joined the Chinese Communist Party in December 1980. Mr. Wang successively served as the Deputy Chief Pilot and Director of the Flight Safety Technology Department of Shantou Airlines Company Limited of CSAH, Deputy Chief Pilot and Manager of the Flight Safety Technology Division of Shantou Airlines Company Limited of CSAH. He also acted as the Deputy General Manager of Shantou Airlines Company Limited of CSAH from June 2002, and the General Manager of the Flight Management Division of the Company from October 2004, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009. Mr. Wang has been Chief Pilot and a member of the Standing Committee of the CPC of the Company from July 2012, and Executive Vice President, chief pilot and a member of the Standing Committee of the CPC of the Company from August 2012. He has been Executive Vice President and a member of the Standing Committee of the CPC of the Company from December 2016. He has been Executive Vice President of the Company from July 2018, and was appointed as legal representative, vice chairman, president and Deputy Secretary of CPC of Xiamen Airlines Company Limited in February 2019. For now, he also serves as Chairman of Zhuhai Airlines Company Limited.

Li Tongbin, male, born in December 1961 (aged 57), graduated with a bachelor degree from Northeastern University majoring in industrial Electric Automation, and Business Administration (MBA) from School of Economics and Management of Hainan University. He obtained an Executive Master of Business Administration (EMBA) Degree form Tsinghua University, and is a senior engineer. Mr. Li began his career in August 1983, and joined the Chinese Communist Party in May 1983. He successively served as the Director of Aircraft Engineering Department and the Director of aircraft maintenance base of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005, and the party secretary and Deputy General Manager of Northern Branch of the Company from April 2012. Mr. Li was the Chief Engineer, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from April 2014. He has been the Chief Engineer, a member of the Standing Committee of the CPC, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from August 2015. Mr. Li has been the Executive Vice President, Chief Engineer, a member of the Standing Committee of the CPC, as well as General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company since September 2015. From December 2016, he has been Executive Vice President, Chief Engineer and a member of the Standing Committee of the CPC. In July 2018, he was appointed as the Executive Vice President and Chief Engineer of the Company. For now, Mr. Li also serves as Chairman of Shenyang Northern Aircraft Maintenance Co., Ltd., Guangzhou Aircraft Maintenance Engineering Co., Ltd and MTU Maintenance Zhuhai Co., Ltd..

Su Liang, male, born in April 1962 (aged 56), graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management, and is an engineer. Mr. Su began his career in December 1981, and joined the Chinese Communist Party in May 1996. He successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAH Shenzhen Company. Mr. Su was the Secretary to the Board from July 2000, the Secretary to the Board and Director of Board Secretariat of the Company from December 2003, the Secretary to the Board, Deputy Director and Party member of Commercial Steering Committee of the Company from November 2005, the Company Secretary and Director of Company Secretary Office and Deputy Director of Commercial Steering Committee and Party member of the Company from February 2006. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of Sichuan Airlines Company Limited, Chairman of Southern Airlines Culture and Media Co., Ltd. and China Southern West Australian Flying College Pty Ltd..

Chen Weihua, male, born in October 1966 (aged 52), graduated from the School of Law of Peking University with a bachelor degree and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, who is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in July 1988, and joined the Chinese Communist Party in February 2001. He successively served as Deputy Director of Legal Department of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Division) of the Company and China Southern Airlines (Group) Corporation. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Division of the Company from December 2003. Mr. Chen has been the Chief Legal Adviser and General Manager of the Legal Division of the Company since October 2008. He has served as Chief Legal Adviser of the Company since April 2017. For now, he also acts as Director of Xiamen Airlines Company Limited.

Xie Bing, male, born in September 1973 (aged 45), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration from the Management School of Jinan University, a master degree of business administration (international banking and finance) from the University of Birmingham, Britain and a MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member and FCS of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie began his career in July 1995, and joined the Chinese Communist Party in January 1994. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAH. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. Form April 2017, he has been the Secretary to the Board of the Company, Director of the Company Secretary Bureau of China Southern Air Holding Limited Company and Director of the Company Secretary Bureau of the Company. For now, he also acts as Chairman and Party Secretary of China Southern Airlines Group Capital Holding Limited and Chairman of CSA International Finance Leasing Co., Ltd., Deputy President of Central Enterprises Overseas students Sodality and a Council Member of The Hong Kong Institute of Chartered Secretaries.

Feng Huanan, male, born in November 1962 (aged 56), graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained a master degree in Aeronautical Engineering from School of Automation Science and Electrical Engineering of Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from Tsinghua University. He is a commanding pilot. Mr. Feng began his career in January 1983, and joined the Chinese Communist Party in October 1986. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company. He was the General Manager of Flight Safety Technology Department from December 1999, and the General Manager of Flight Technology Management Department of the Company from November 2002. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006. He has been the COO Flight Safety of the Company since August 2014. For now, he also serves as the Chairman of Zhuhai Xiang Yi Aviation Technology Co., Ltd..

Guo Jianye, male, born in December 1962 (aged 56), graduated from Party School of Civil Aviation Flight University of China majoring in Aircraft Piloting, South China Normal University majoring in Political Education in Education Management Department and the Party School of the Central Committee of CPC majoring in economic management. He obtained a master’s degree from the Party School of the Central Committee of CPC and also obtained a Bachelor of Philosophy. He is an expert of political science. He began his career in May 1980, and joined the Chinese Communist Party in May 1986. He was appointed as Secretary of Youth League Committee, Deputy Director of Advertising and Promotion Department of CAAC Central and Southern Regional Administration, Director of Political Department of Air traffic management bureau under CAAC Central and Southern Regional Administration, Vice Director of Air traffic management bureau under CAAC Central and Southern Regional Administration and General Manager of Guangdong CAAC Central and Southern Industrial Co., Ltd., Deputy Head of CAAC Hainan Safety Supervision Office, Head and Party Secretary of CAAC Henan Safety Supervision Office, Director and Party Secretary of CAAC Henan Safety Supervision Administration, the member of standing committee of CAAC Central and Southern Regional Administration, as well as the Vice Director. In July 2012, he served as General Manager and Deputy Party Secretary of Heilongjiang Branch of the Company. From July 2014, he acted as, Director and Deputy Party Secretary of Commercial Steering committee of the Company. Since January 2017, he has been the Chief Customer Officer of the Company. For now, he also acts as Chairman of Shenzhen Air Catering Co., Ltd., Guangzhou Nanland Air Catering Company Limited, Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited, China Southern Jia Yuan (Guangzhou) Air Products Co., Ltd..

Luo Minghao, male, born in September 1962 (aged 56), graduated from the Civil Aviation Flight University of China for professional flying. He graduated with a master degree from the Party School of Hunan Provincial Committee majoring in economics. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is Second Class Pilot. He began his career in July 1982, and joined the Communist Party of China in December 1984. He served as the deputy general manager of the flight division of Hunan Branch of CSAH and deputy manager of Bei Hai Sales Department in Hunan Branch of the Company. He served as the deputy general manager of Hunan Branch of the Company in May 2002, General Manager and Deputy Party Secretary of the Cabin Department of the Company in December 2006. He acted as General Manager and Deputy Party Secretary of Dalian Branch of the Company in December 2010, General Manager and Deputy Party Secretary of Guangzhou Flight Department of the Company in July 2012 and Chief Pilot of the Company in March 2018.

Wang Renjie, male, born in October 1964 (aged 54), has bachelor’s degrees from People’s Liberation Army Air Force No.1 Flight Academy majoring in Aircraft Piloting and Aviation Theory and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a Second Class Pilot. He began his career in June 1983, and join in the Chinese Communist Party in December 1990. He has been the Vice President of the Flight Management Division of the Company, Vice President and a party member of Guangzhou Flight Division of the Company, President of the Flight Management Division of the Company. He served as the President and Deputy Party Secretary of Xi’an branch of the Company in August 2014; President of the Flight Management Division of the Company in December 2016, and President of the Flight Management Division, a member of the Party Committee of Administrative Office of the Company in February 2017; President of the Flight Management Division of China Southern Air Holding Limited Company and the Company in April 2017; Deputy Chief Operation Officer of the Company in May 2018; the Secretary of CPC General Branch of laws & standards Division of China Southern Air Holding Limited Company and the Company in September 2018; Chief Operation Officer of the Company and Secretary of CPC General Branch of laws & standards Division of China Southern Air Holding Limited.

None of our Directors, supervisors or members of our senior management was selected or chosen as a result of any arrangement or understanding with any major shareholders, customers, suppliers or others. None of the above Directors or Supervisors, senior management of our Company has any family relationship with any Directors, Supervisors, senior management, substantial shareholders of our Company. None of our directors or senior management owns any shares or options in our Group as of April 26, 2019.

B.	COMPENSATION

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2018 was RMB17.38 million. For the year ended December 31, 2018, we paid an aggregate of approximately RMB1.80 million on behalf of our executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal and provincial governments in which we participate.

Details of the remuneration of Directors’ and Supervisors’ remuneration for the year ended December 31, 2018 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Executive Directors
Wang Chang Shun	—	—	—	—
Tan Wan Geng	—	—	—	—
Zhang Zi Fang	—	—	—	—
Independent Non-executive Directors
Tan Jin Song	150	—	—	150
Zheng Fan	—	—	—	—
Jiao Shu Ge	150	—	—	150
Gu Hui Zhong	60	—	—	60
Supervisors
Pan Fu	—	—	—	—
Li Jia Shi	—	84	12	96
Mao Juan	—	658	124	782
Total	360	742	136	1,238

C.	BOARD PRACTICES

Each director’s service contract with our Company or any of its subsidiaries provides prorated monthly salary upon termination of employment in accordance with his contract. The director is entitled to paid leave under his contract. The term of office of a director is three years. The term of the eighth session of our board of directors will expire on December 20, 2020. A director may serve consecutive terms upon re-election.

Strategic and Investment Committee

The Strategic and Investment Committee comprises three members and is chaired by Mr. Wang Changshun. The other two members are Mr. Gu Huizhong as an independent non-executive Director and Mr. Jiao Shuge as an independent non-executive Director.

The Strategic and Investment Committee held one meeting in 2018 in accordance with its rules and procedures, and considered a report on the Company’s proposed development program for world-class air transport enterprises.

Audit and Risk Management Committee

The Audit and Risk Management Committee is appointed by our board of Directors and consists of three independent non-executive directors. The current members of the Audit and risk management committee are Tan Jinsong, Gu Huizhong and Jiao Shuge. Tan Jinsong is the Chairman of the Audit and Risk Management Committee. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with our Company’s external auditors without any executive members of our board in attendance. The quorum necessary for the transaction of any business is two. The Audit and Risk Management Committee held 13 meetings in 2018, which were attended by all members.

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

Remuneration and Evaluation Committees

The Remuneration and Evaluation Committees is comprised of three members. Currently, the Remuneration and Evaluation Committees is chaired by independent non-executive director Gu Huizhong with the independent non-executive director Zhang Zifang and the non-executive director Zheng Fan as members. The term of office of each member is three years. A member may serve consecutive terms upon re-election. The Remuneration and Evaluation Committees held 2 meeting in 2018, which were attended by all members.

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

The Remuneration and Evaluation Committees consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive directors. The Remuneration and Evaluation Committees is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Evaluation Committees is also responsible for assessing performance of executive directors and approving the terms of executive directors’ service contracts. The Remuneration and Evaluation Committees performed all its responsibilities under its terms of reference in 2018.

Nomination Committee

The Nomination Committee was established on June 28, 2007. Before that, nomination of Directors and other senior management was mainly undertaken by our board. According to the Articles of Association, our board has the authority to appoint from time to time any person as director to fill a vacancy or as additional director. In selecting candidate directors, our board focuses on their qualifications, technical skills, experiences (in particular, the experience in the industry in which we operate in case of candidates of executive directors) and expected contributions to us.

As of December 31, 2018, the Nomination Committee consists of three members, including Zheng Fan as Chairman and Wang Changshun as an executive director) and Jiao Shuge as an independent non-executive director. The responsibilities of the Nomination Committee are to make recommendations to our board in respect of the size and composition of our board based on the operational activities, assets and shareholding structure of our Company; study the selection criteria and procedures of directors and executives and give advice to our board; identify qualified candidates for Directors and executives; investigate and propose candidates for directors and managers and other senior management members to our board.

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

The Nomination Committee held four meetings in 2018, to nominate and appoint Mr. Luo Minghao as the Chief Pilot of the Company, Mr. Zhang Zhengrong and Mr. Cheng Yong as Executive Vice President of the Company, and Mr. Wang Renjie as Chief Operation Officer of the Company. The Nomination Committee performed all its obligations under their terms of reference in 2018.

Aviation Safety Committee

The Aviation Safety Committee comprises three members and is chaired by Mr. Tan Wangeng as the former executive director. The other two members are Mr. Zheng Fan as an independent non-executive Director and Mr. Tan Jinsong as an independent non-executive Director. Mr. Tan Wangeng has resigned with effective from November 30, 2018.

D.	EMPLOYEES

As of December 31, 2016, 2017 and 2018, we had 93,132, 96,234 and 100,831 employees, respectively. The table below sets forth the number of our employees by activity as of December 31, 2018. During 2018, we employed 1,443 temporary employees on an average.

	Employees	% of Total
Pilots	9,698	9.62
Flight attendants	21,297	21.12
Maintenance personnel	16,589	16.45
Passenger transportation personnel	9,108	9.03
Cargo transportation personnel	6,370	6.32
Ground service personnel	10,963	10.87
Flight operation officers	2,546	2.53
Flight security guards	2,595	2.57
Information system personnel	1,855	1.84
Financial personnel	2,376	2.36
Others	17,434	17.29
Total	100,831	100.00

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

Retirement benefits

Our employees participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where our major operations are located. We are required to contribute to these schemes at rates ranging from 13% to 20% of salary costs including certain allowances in both 2018 and 2017. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of our Group are assumed by these schemes. We, at our sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, our Company and our major subsidiaries joined a new defined contribution retirement scheme that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2018 was approximately RMB 598 million.

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

None of our directors or senior management owns any shares or options in our Company as of April 26, 2019.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 26, 2019 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Beneficially Owned(1)	Percentage of the Respective Class of Shares(2)	Percentage of Total Shares(2)
A shares	CSAH	4,528,431,323	52.65%	36.92%
H shares	HKSCC Nominees Limited	1,750,929,908	47.76%	14.27%
H shares	CSAH (3)	1,671,287,925	45.58%	13.62%
H shares	Nan Lung Holding Limited	1,671,287,925	45.58%	13.62%
A shares	China National Aviation Fuel Group Corporation	498,338,870	5.79%	4.06%
H shares	Hong Kong Securities Clearing Company Limited	483,433,236	13.19%	3.94%
H shares	American Airlines Group Inc.(4)	270,606,272	7.38%	2.21%
A shares	Qatar Airways Group Q.C.S.C.	430,036,166	5.00%	3.51%
H shares	Qatar Airways Group Q.C.S.C.	183,324,000	5.00%	1.49%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)

Percentage of A Shares and percentage of H Shares is based on 8,600,723,089 A Shares and 3,666,449,197 H Shares, respectively, issued as of April 26, 2019. Percentage of total shares is based on 12,267,172,286 shares issued as of April 26, 2019.

(3)

CSAH was deemed to be interested in an aggregate of 1,671,287,925 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.85% of its then total issued H Shares) and 1,640,137,925 H Shares were directly held by Nan Lung (representing approximately 44.73% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited.

(4)	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.

Shareholders of H Shares and A Shares enjoy the same voting rights with respect to each share. None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2018, there were 56 registered holders of 2,127,654 American Depositary Shares in the U.S., consisting of 2.9% of our outstanding H shares. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CSAH, which is an entity wholly-owned by the Chinese government.

B.	RELATED PARTY TRANSACTIONS

For a detailed description of our related party transactions, please see Note 51 to the consolidated financial statements. In particular, the following arrangements, which we believe are material to our operations, have been entered into between us and CSAH and its affiliates during the year ended December 31, 2018 and up to the latest practicable date. We believe that these arrangements have been entered into by us in the ordinary course of business and in accordance with the agreements governing such transactions.

Arrangements with CSAH

Trademark License Agreement

We entered into a ten-year trademark license agreement with CSAH on May 22, 1997, pursuant to which CSAH acknowledged that we have the right to use the name “南方航空(China Southern)” and “中国南方航空(China Southern Airlines)” in both Chinese and English, and grants us a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with our airline and airline-related businesses. Unless CSAH gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2017, the trademark license agreement entered into between us and CSAH was automatically renewed for ten years.

Leases

We (as lessee) and CSAH or its subsidiaries (as lessor) entered into lease agreements as follows:

(1)

We and CSAH entered into an asset lease framework agreement on January 26, 2018 for a term of three years from January 1, 2018 to December 31, 2020 to renew lease transactions originally covered under the asset lease agreement dated December 29, 2014. Pursuant to the asset lease framework agreement, CSAH agreed to continue to lease to the Company certain buildings, land and equipment assets at existing locations in Guangzhou, Wuhan, Changsha, Haikou, Zhanjiang and Nanyang for a term of three years commencing from January 1, 2018 to December 31, 2020. The annual cap for rent payable to CSAH under such asset lease framework agreement is RMB116,198,000 for the three years ending December 31, 2020. For the year ended December 31, 2018, the rent incurred by the Group amounted to RMB86 million pursuant to the asset lease framework agreement.

(2)

We and CSAH entered into an indemnification agreement dated May 22, 1997 in which CSAH agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, our right to use certain lands and buildings.

(3)

On December16, 2016, we and CSAH entered into a property and land lease framework agreement to renew the land and property leases transactions contemplated under the land lease agreement and the property lease agreement dated January 9, 2014, respectively, for the period from January 1, 2017 to December 31, 2019. Pursuant to this property and land lease framework agreement, CSAH agreed to lease the property and land in Shenyang, Chaoyang, Dalian, Changchun, Harbin, Xinjiang, Beijing, Shanghai and foreign offices to us. The maximum annual aggregate amount of rent payable by us to CSAH under the property and land lease framework agreement for each of the three years ending December 31, 2019 shall not exceed RMB130 million. Pursuant to this property and land lease framework agreement, we and CSAH will further discuss and agree on the scope and details of specific leasing and sign separate contracts.

For the year ended December 31, 2018, the rents for property lease and land lease incurred by the Group amounted to RMB32 million and RMB66 million, respectively pursuant to the property and land lease framework Agreements.

Share Issuance

On June 26, 2017, our board proposed to put forward to the extraordinary general meeting and the class meetings to approve and authorize our board (i) to issue not more than 1,800,000,000 new A Shares to not more than 10 specific investors including CSAH, and as part of such A Share issuance, to enter into the A Share subscription agreement with CSAH, pursuant to which CSAH will subscribe for no less than 31% of such new A Shares, the consideration of which was composed of cash and 50% equity interest of Zhuhai MTU shares; and (ii) to issue no more than 590,000,000 new H Shares to Nan Lung at the subscription price of HK$6.27 per H Share (subject to adjustments) and to enter into the H Share subscription agreement with Nan Lung. The total funds to be raised from the aforesaid A Share issuance and the H Share issuance will be not more than RMB12,737.00 million, which will be utilised in the procurement of aircraft, the project for selection and installation of lightweight seats for A320 series aircraft and the supplemental to the general working capital. The aforesaid A Share issuance and the H Share issuance are inter-conditional upon each other. On September 19, 2017, our board considered and approved that (i) the Company to enter into the supplemental agreement I to the A Share subscription agreement with CSAH, pursuant to which 50% of the Zhuhai MTU shares as partial consideration payable by CSAH for its subscription of new A Shares under the A Share subscription agreement has been adjusted to RMB1,741.08 million according to the final assessment results as filed and approved by the SASAC; and (ii) the subscription price and the number of H Shares to be issued pursuant to the H Share subscription agreement shall be adjusted to HK$6.156 and not more than 600,925,925 new H Shares, respectively due to the implementation of our 2016 dividend distribution plan. On November 8, 2017, the aforesaid A Share issuance and the H Share issuance were approved in the extraordinary general meeting and the respective class meetings of shareholders of A and H shares on November 8, 2017. We received the approval from CSRC for the aforesaid H Share issuance in March 2018, and the aforesaid A Share issuance in May 2018. On August 30, 2018, as our 2017 profit distribution plan has been completed, the issue price of the H Shares Issuance was adjusted to HK$6.034 per H Share. H Shares to be issued after the adjustment will be no more than 613,075,903 H Shares (including 613,075,903 H Shares) based on the adjusted issue price of HK$6.034 per H Share. On September 11, 2018, we issued 600,925,925 H Shares in total to Nan Lung at the issue price of HK$6.034. On September 27, 2018, we issued 1,578,073,089 A Shares in total at the issue price of HK$6.02. per A Share, raising gross proceeds and net proceeds of RMB9,499,999,995.78 and RMB9,488,178,222.86, respectively.

Southern Airlines Culture and Media Co., Ltd. (“SACM”), which is 40% owned by us and 60% owned by CSAH

On December 27, 2018, we entered into a media services framework agreement to renew the media services transaction and extend for an additional term of three years, commencing from January 1, 2019 to December 31, 2021. Pursuant to this agreement, SACM agreed to continue to provide exclusive advertising agency services, plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of airhostess, services relating to the distribution of newspapers and magazines and printing, production and procurement services in relation to media. The annual caps for the media services framework agreement will be RMB150 million, RMB170 million and RMB190 million for each of the financial years ended 31 December 2019, 2020 and 2021, respectively.

For the years ended December 31, 2018, the media fees incurred by the Group for the media services amounted to RMB105 million.

Southern Airlines Group Finance Company Limited (“SA Finance”), which is 66.02% owned by CSAH, 33.98% owned by the Group

On August 29, 2016, we entered into a financial services framework agreement with SA Finance to renew and extend the term of the provision of the financial services, and to include the transactions in relation to the insurance business platform services which is originally covered by the insurance business platform cooperation framework agreement dated November 19, 2015. The term of the financial services framework agreement is 3 years, commencing from January 1, 2017 to December 31, 2019. Pursuant to the financial services framework agreement, SA Finance will (i) accept deposit of money from us, (ii) make loans or provide credit line services to us, (iii) provide other financial services to us. In relation to the insurance business platform services arrangements under the financial services framework agreement, we agreed to cooperate with SA Finance, and authorized SA Finance to use our various platforms and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation.

On April 27, 2018, we entered into a supplemental agreement with SA Finance to revise each of the annual caps in relation to the provision of deposit and the provision of loan for the period from the effective date of such supplemental agreement to December 31, 2019 from RMB8 billion to RMB10 billion.

As of December 31, 2018, our Group’s deposits placed with SA Finance amounted to RMB5,583 million, the service fee charged by us were RMB20 million.

China Southern Air Holding Ground Services Company Limited (“GSC”), a wholly-owned subsidiary of CSAH

On December 16, 2016, we entered into a passenger and cargo sales and ground services framework agreement with GSC to renew the passenger and cargo sales agency services framework agreement dated November 8, 2013 for a term of three years commencing from January 1, 2017 to December 31, 2019. Under the passenger and cargo sales and ground services framework agreement, GSC agreed to provide certain services to the Group charging the agency fee and service, and we agreed to lease certain assets such as vehicles and equipment together with working space to GSC charging the lease fee. The annual caps for the services provided to the Group by GCS for each of the three years ending December 31, 2019 will be RMB270 million, RMB330 million and RMB400 million, respectively.

For the year ended December 31, 2018, the commission expense, transportation expense and goods handling fee paid to GSC were RMB135 million, and the lease fee charged by us was RMB3 million.

China Southern Airlines Group Property Management Company Limited (the “CSAGPMC”), a wholly-owned subsidiary of CSAH

On December 19, 2017, we entered into a property management framework agreement with CSAGPMC to renew the appointment of CSAGPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company’s leased properties in the airport terminal at new Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport, and for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services for a term of three years commencing from January 1, 2018 to December 31, 2020. The annual caps for the property management framework agreement are set at 155 million for the three years ending December 31, 2020, respectively.

For the year ended December 31, 2018, the property management and maintenance fee incurred by the Group amounted RMB106 million pursuant to the property management framework agreement.

Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (the “CSA Leasing Company”), which is wholly owned by CSA International Finance Leasing Co., Ltd. (the “CSA International”), which is wholly owned by CSAH

We entered into A321 finance lease agreement and A330 finance lease agreement with CSA Leasing Company on April 27, 2017, pursuant to which CSA Leasing Company agreed to provide finance leasing to us in relation to one Airbus A321 aircraft and one Airbus A330-300 aircraft.

For the year ended December 31, 2018, the transaction fees paid by the Company to CSA Leasing Company under the A321 Finance Lease Agreement and A330 Finance Lease Agreement was RMB1,166 million in total (include the principal, interest payable and handling fee).

CSA International, which is wholly owned by CSAH

We entered into a 2018-2019 finance and lease service framework agreement with CSA International on October 17, 2017 (“2018-2019 Finance and Lease Service Framework Agreement”), pursuant to which CSA International agreed to provide finance leasing service to the Company in relation to the leased Aircraft, leased aircraft related assets and leased aviation related equipment, as well as the operating lease service to the Company in relation to certain aircraft and engines.

For the year ended December 31, 2018, fees paid by the Company to CSA International for finance leasing service and operating leasing service were RMB8,221 million and RMB91 million, respectively.

Shenzhen Air Catering Co., Ltd. (the “SACC”), which is 50.1% owned by CSAH

We entered into a catering services framework agreement with SACC on December 27, 2018 to renew the catering services framework agreement dated December 30, 2015 for a term of three years commencing from January 1, 2019 to December 31, 2021. Pursuant to the agreement dated December 27, 2018, SACC agreed to provide the in-flight meal boxes, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC is located at. The annual caps for the catering services framework agreement are RMB231 million, RMB266 million and RMB306 million for each of the three financial years ended 31 December 2019, 2020 and 2021, respectively.

For the year ended December 31, 2018, the services fee incurred by our Group for the catering services amounted to RMB135 million.

Zhuhai MTU, which was 50% owned by us

We entered into an agreement relating to continuing connected transactions with CSAH, MTU Aero Engines GmbH and Zhuhai MTU on September 28, 2009, by which Zhuhai MTU shall continue to provide us with engine repair and maintenance services subject to the international competitiveness and at the net most favorable terms, while we shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its date to April 5, 2031. For the year ended December 31, 2018, our Group’s engine repair and maintenance service fees incurred under the agreement amounted to RMB1,184 million.

In 2017, we entered into a share subscription agreement with CSAH pursuant to which CSAH will subscribe for certain newly issued A Shares, the consideration of which was composed of cash and 50% equity interest of Zhuhai MTU shares. As of August 28, 2018, CSAH has completed the registration for the transfer of its 50% equity interest in Zhuhai MTU to us.

Nan Lung, which is wholly owned by CSAH

We entered into a share subscription agreement with Nan Lung on June 26, 2017, pursuant to which, Nan Lung will, at the subscription price of HK$6.27 per H Share, subscribe in cash for no more than 590,000,000 new H Shares , raising gross proceeds of no more than HK$3,699.30 million. The subscription price and the number of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend according to the H Share Subscription Agreement. On September 19, 2017, our board considered and approved that the subscription price and the number of H Shares to be issued pursuant to this subscription agreement shall be adjusted to HK$6.156 and not more than 600,925,925 new H Shares, respectively due to the implementation of our 2016 dividend distribution plan. On September 11, 2018, we completed the issuance of 600,925,925 H shares to Nan Lung Holding Limited according to the subscription agreement, at the issue price of HKD6.034 per share.

Guangzhou Southern Airlines Construction Company Limited (the “GSAC”), which is wholly owned by CSAH

We entered into the CSA Building Asset Lease Agreement with GSAC on January 19, 2018, pursuant to which GSAC agreed to lease to (i) certain offices at floors 1-10, 12 and 17-36 in CSA Building located at West Side of Yuncheng East Road, Baiyun Xincheng, Baiyun District, Guangzhou with an aggregate gross floor area of not exceeding 88,396 square meters at an annual rental of not exceeding RMB159,112,800; and (ii) 550 parking lots in CSA Building at an annual rental of not exceeding RMB5,520,000 for a term of three years commencing from January 19, 2018 to January 18, 2021. For the year ended December 31, 2018, rental paid to GSAC by the Company was RMB106 million.

Guangzhou Nansha CSA Tianshui Leasing Co., Ltd(“Guangzhou Tianshui”), which is indirect wholly-owned by CSAH

We entered into the an aircraft sale and leaseback agreement with Guangzhou Tianshui on March 16, 2018, pursuant to which we agreed to sell 14 A320 aircraft to Guangzhou Tianshui. The consideration for such aircraft was RMB371 million. Such aircraft will be leased by Guangzhou Tianshui to the Company with rental fee payable as RMB687,000 per aircraft per month for various terms ranging from 8 to 22 months, which constitute part of the operating lease under the 2018-2019 Finance and Lease Service Framework Agreement.

Guangzhou Yunde Aircraft Leasing Co., Ltd.(“Guangzhou Yunde”), an indirect wholly-owned subsidiary of CSAH

Chongqing Airlines entered into an aircraft sale and leaseback agreement with Guangzhou Yunde on November 23, 2018, pursuant to which Chongqing Airlines agreed to sell 4 A320 aircraft to Guangzhou Yunde. The consideration for such aircraft was RMB121.31 million. Such aircraft will be leased by Guangzhou Yunde to Chongqing Airlines with rental fee payable as RMB687,000 per aircraft per month for a term of 3 months, which constitutes part of the operating lease under the 2018-2019 Finance and Lease Service Framework Agreement.

Capital Increase Agreement

On March 1, 2019, we entered into a capital increase agreement with CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland, pursuant to which the parties agreed we make a capital contribution in the sum of RMB500 million by way of cash to SA Finance. Upon such capital contribution, the equity interest directly held by us in SA Finance would increase from 25.277% to 41.808%.

Acquisition of Property in the PRC

On December 24, 2018, we entered into a sale and purchase agreement with Zhuhai China Southern Air Real Property Development Co., Ltd., pursuant to which we agreed to purchase from Zhuhai China Southern Air Real Property Development Co., Ltd. the whole 1st to 42nd floor and the basement of the hotel building A1 under the Zhuhai International Civil Aviation Standard Service Development and Training Centre Project to be constructed on the western side of the northern part of Lot No. 36 of Zhuhai Free Trade Zone, Zhuhai City, the PRC with a planned floor area of approximately 60,927.8 square meters. The consideration will not exceed RMB798.56 million. CSAH indirectly owned 49% equity interest of Zhuhai China Southern Air Real Property Development Co., Ltd..

Provision of Guarantees to SPV established by us

As of December 21, 2018, the Company provided the SPVs with total guarantee of US2.424 billion.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

Not applicable.

Dividend Information

A dividend in respect of the year ended December 31, 2018 of RMB0.05 (inclusive of applicable tax) per share, amounting to a total dividend of RMB613 million was proposed by the directors on March 29, 2019. The final dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

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

We believe that our dividend policy strikes a balance between two important goals providing our shareholders with a competitive return on investment and assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives. The declaration of dividends is subject to the discretion of our Board, which takes into account the following factors:

•	our financial results;

•	capital requirements;

•	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

•	our shareholders’ interests;

•	the effect on our creditworthiness;

•	general business and economic conditions; and

•	other factors our Board may deem relevant.

Pursuant to PRC laws and regulations and our Articles of Association, dividends may only be distributed after allowance has been made for: (i) recovery of losses, if any, and (ii) allocations to the statutory surplus reserve. The allocation to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC GAAP. Our distributable profits for the current fiscal year will be equal to our net profits determined in accordance with IFRSs, less allocations to the statutory surplus reserve.

B.	SIGNIFICANT CHANGES

No significant changes have occurred since the date of the consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

The principal trading market for our Company’s H Shares is the Hong Kong Stock Exchange, and our Company’s trading code is “1055”. Our Company completed our initial public offering of H Shares on July 30, 1997. The ADS, each representing 50 H Shares, have been listed for trading on the New York Stock Exchange since July 31, 1997, under the symbol “ZNH”.

The principal trading market for our Company’s A Shares is the Shanghai Stock Exchange with trading code of “600029”. On July 25, 2003, our Company completed our initial public offering of A Shares.

No significant trading suspension occurred in the prior three years.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

NOT applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Objects and Purposes

Pursuant to the Article 19 of the Articles of Association, the scope of business of our Company includes: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5)provision of air catering services; (6) engaging in other airline or airline related business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; all subject to approval by company registration authorities.

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

Pursuant to Article 248 of the Articles of Association, our Company shall not directly or indirectly make a loan to or provide any guarantee in connect with the making of a loan to a director of the Company. However, the following transactions are not subject to such prohibition: (1) The provision by the Company of a loan or a guarantee in connection with the making of a loan or any other funds to any of its directors to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in shareholders’ general meeting; (3) The Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant directors or their respective associates in the ordinary course of its business on normal commercial terms, provided that the ordinary course of business of the Company includes the lending of money or the giving of guarantees.

There is no specific provisions concerning a director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body, other than the above Article 175 with respect to a director’s voting power in matters he is materially interested. Directors are not required to hold shares of our Company. Our Articles do not contain any share requirements for the directors to retire by a specified age.

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

Pursuant to Article 28 of the Articles of Association, shares issued by our Company to domestic investors for subscription in RMB shall be referred to as “Domestic Shares”. Shares issued by our Company to foreign investors for subscription in foreign currencies shall be referred to as “Foreign Shares”. Foreign Shares which are listed overseas are called “Overseas Listed Foreign Shares”. The foreign currencies mean the legal currencies (apart from RMB) of other countries or regions which are recognized by the foreign exchange control authority of the state and can be used to pay our Company for the share price.

Pursuant to Article 29 of the Articles of Association, Domestic Shares issued by our Company shall be called “A Shares”. Overseas Listed Foreign Shares issued by our Company and listed in Hong Kong shall be called “H Shares”. H Shares are shares which have been admitted for listing on the Stock Exchange of Hong Kong Limited, the par value of which is denominated in RMB and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States of America in the form of ADS. Shares issued by our Company, including Domestic Shares and Foreign Shares, are all ordinary shares.

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

(d)    minutes of shareholders’ general meetings and accountants’ report; and

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

Other than contracts that are described under Item 4 “Information on the Company” and Item 7 “Major Shareholders and Related Party Transactions”, we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.

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

Our Company is generally required by law to sell all its foreign currency revenue to Chinese banks. Our Company may purchase foreign currency directly from Chinese banks for any current account transactions, such as trade transactions in our usual and normal course of business, including acquisition of aircraft, jet fuel and flight equipment (such acquisition requires approvals from the relevant Chinese government agencies). Payment of dividends by our Company to holders of our Company’s H Shares and ADSs is also considered a current account transaction under Chinese law. Therefore, there is no legal restriction on the conversion of Renminbi into foreign currency for the purpose of paying dividends to such holders of H Shares and ADSs. In addition, our Company’s Articles of Association require our Company to pay dividends to holders of our Company’s H Shares and ADSs in foreign currency.

The People’s Bank of China has decided to improve quotation of the central parity of RMB against US dollar. Effective from August 11, 2015, the quotes of central parity that market makers report to the China Foreign Exchange Trade System daily before market opens should refer to the closing rate of the inter-bank foreign exchange market on the previous day, in conjunction with demand and supply condition in the foreign exchange market and exchange rate movement of the major currencies. As a result, the RMB central parity entered a more market-oriented stage.

The PRC government has stated publicly that it intends to further liberalize its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Any significant revaluation of the Renminbi may have a material adverse effect on our Company’s financial performance, and the value of, and any dividends payable on, our Company’s H Shares and ADSs in foreign currency terms.

Other Limitations

There are no limitations on the right of non-resident or foreign owners to hold or vote H Shares or ADSs imposed by Chinese law or by the Articles of Association or other constituent documents of our Company. However, under current Chinese law, foreign ownership of our Company may not exceed 49%.

E.	TAXATION

Chinese	Taxation

The following is a general summary of certain Chinese tax consequences of the acquisition, ownership and disposition of A Shares, H Shares and ADSs. This summary is based upon tax laws of China as in effect on the date of this Annual Report, including the income tax treaty between the United States and China (the “U.S.-PRC Tax Treaty”), all of which are subject to change or different interpretation.

In general, for Chinese tax purposes, holders of ADSs will be treated as the owners of the H Shares represented by those ADSs, and exchanges of H Shares for ADSs, and ADSs for H Shares, will not be subject to taxation under the laws of China.

This summary does not purport to address all material tax consequences for holders or prospective purchasers of A Shares, H Shares or ADSs, and does not take into account the specific circumstances of such investors. Investors should consult their own tax advisors as to Chinese or other tax consequences of the acquisition, ownership and disposition of A shares, H Shares or ADSs.

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

For individuals, Chinese tax law generally provides that an individual who receives dividends from Chinese companies is subject to a 20% individual income tax. A 50% reduction of taxable income is granted by Chinese tax law for an individual receiving dividends from a listed company on Shanghai Stock Exchange or Shenzhen Stock Exchange. As a result, the effective tax rate for dividends received by A share individual holder is 10% in 2019. Dividend income received by any foreign individual that holds overseas shares in Chinese enterprise is generally subject to individual income tax at a flat rate of 20%, subject to exemption or reduction by an applicable double-taxation treaty.

Where an individual acquires the stocks of a listed company from public offering of the company or from the stock market, if the stock holding period is one month or less, the incomes from dividends and bonuses shall be included into the taxable incomes in full amount and be taxed at a rate of 20%; if the stock holding period is more than one month up to one year, the incomes from dividends and bonuses shall be included into the taxable incomes at the reduced rate of 50% for the time being, namely, individual income tax shall be calculated at the tax rate of 20% ; and if the stock holding period is more than one year, the incomes from dividends and bonuses shall be temporarily exempted from individual income tax.

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

United States Federal Income Taxation

This discussion describes general U.S. federal income tax consequences of the purchase, ownership and disposition of our Company’s ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our Company’s ADSs. This discussion applies to you only if you hold and beneficially own our Company’s ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations, retirement plans, individual retirement accounts or tax deferred accounts;

•	partnerships or other pass-through entities (including entities treated as partnerships for U.S. federal income tax purposes) or persons holding ADSs through any such entities;

•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons who are U.S. expatriates;

•	persons liable for alternative minimum tax; or

•	persons who directly, indirectly or constructively own 10% or more of the total combined voting power of all classes of our Company’s shares (including ADSs) entitled to vote.

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

The discussions and comments included herein are only a general description of the tax aspects and they do not constitute a tax advice or opinion. Therefore, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Company’s ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

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

U.S. Holders

Dividends on ADSs

Subject to the Passive Foreign Investment Company (“PFIC”) discussion below, if our Company makes distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs will generally be treated as dividend income if the distributions are made from our Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our Company’s ADSs will generally constitute qualified dividend income taxed at a preferential rate as long as our Company is not treated as a PFIC, our Company’s ADSs continue to be readily tradable on the New York Stock Exchange and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the ADSs and thereafter as capital gain. However, our Company does not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, so each U.S. Holder should therefore assume that any distribution by our Company with respect to the ADSs will constitute ordinary dividend income. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from our Company. Dividends generally will constitute foreign source passive income for U.S. foreign tax credit limitation purposes. You should consult your own tax advisor to determine the foreign tax credit implications of owning ADSs.

Sales and other dispositions ofADSs

Subject to the PFIC discussion below, when you sell or otherwise dispose of our Company’s ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADSs. Any gain or loss you recognize is long-term capital gain or loss if your holding period in our Company’s ADSs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain is eligible for preferential rates. Your ability to deduct capital losses is subject to various limitations.

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

Our Company believes that we were not a PFIC for the taxable year 2018. However, there can be no assurance that our Company will not be a PFIC for the taxable year 2019 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, our Company would be a PFIC for the taxable year 2018 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash.

If our Company were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess distributions” our Company makes regardless of whether our Company continues to be a PFIC in the year in which you receive an “excess distribution”. An “excess distribution” would be either (1) the excess amount of a distribution with respect to ADSs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADSs, or (2) 100% of the gain from the disposition of ADSs.

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

If our Company were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our Company’s ADSs are “marketable”. Our Company’s ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognise as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. Any gains recognised on the sale or other disposition of the ADSs would be treated as ordinary income and any losses would be treated as ordinary losses (but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs.

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

Non-U.S. Holders

If you beneficially own ADSs and are not a U.S. Holder for U.S. federal income tax purposes (a “Non-U.S. Holder”), you generally will not be subject to U.S. federal income tax or U.S. withholding tax on dividends received from our Company with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States.

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

If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income from your ADSs, including dividends and the gain from the disposition of our Company’s ADSs, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. Holders discussed above. In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.

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

HOLDERS OF OUR COMPANY’S ADSS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF THE ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

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

You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330 . Copies of this material may also be obtained for our Company’s website at http:// www.csair.com.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fuel Price Fluctuation Risk

Our earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage our exposure to the fluctuations in jet fuel prices. Our results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for our Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased or decreased the fuel costs by approximately RMB4,292 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 4(e) to the consolidated financial statements.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates. The majority of our borrowings and obligations under capital leases are in the form of long-term fixed-rate and variable-rate. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate our cash flow interest rate risk. The interest rate swaps allow our Company to pay at fixed rate from 1.64% to 1.72% to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2018 amounted to USD393 million.

Cross currency swaps have been entered into mitigate interest rate risk and foreign currency risk. The cross currency swaps allow our Company to exchange the floating interest rate and principal payments in USD for fixed interest rate from 3.20% to 3.91% and principal payments in Renminbi. The notional principal of the outstanding cross currency swaps as at December 31, 2018 amounted to USD979 million.

The sensitivity analysis of interest rate risk is disclosed in Note 4(b) to the consolidated financial statements.

The following table provides information regarding our financial instruments that are sensitive to changes in interest rate as of December 31, 2018 and 2017:

	As of December 31, 2018 Expected Maturity Date								As of December 31, 2017
	2019	2020	2021	2022	2023	Thereafter	Total recorded amount	Fair Vlaue(2)	Total Recorded amount	Fair Vlaue(2)
Variable rate bank and other loans in US$ Average interest rate	6,718	92	—	—	—	—	6,810	6,810	8,201	8,201
Average intereset rate	3.76%	3.32%	N/A	N/A	N/A	N/A	3.75%		2.40%
Variable rate bank and other loands in Euro	—	—	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—		—
Fixed rate bank and other loans in RMB	17,600	2,656	3,600	1	—	17	23,874	23,874	18,149	18,149
Average interest rate	3.11%	4.15%	3.56%	1.20%	N/A	1.20%	3.29%		3.20%
Variable rate bank and other loans in RMB	14,423	5,009	2,059	196	148	1,898	23,733	23,733	21,941	21,941
Average interst rate	4.15%	4.38%	4.73%	4.33%	4.34%	4.37%	4.27%		4.14%

(1)	These interest rates are calculated based on the year end indices.
(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments As of December 31, 2018 and 2017.

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

As of December 31, 2018, we operated a total of 558 aircraft under operating leases and capital leases. Certain of the leases are at rates that are substantially fixed. Such leases expose us to market risks. However, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables. Commitments under capital leases and operating leases are disclosed in Note 37 and Note 50(b) to the consolidated financial statements, respectively.

The following table provides information regarding our material foreign currency sensitive financial instruments and capital commitments as of December 31, 2018 and 2017:

	As of December 31, 2018 Expected Maturity Date								As of December 31, 2017
	2019	2020	2021	2022	2023	Thereafter	Total Recorded Amount	Fair Value(1)	Total Recorded Amount	Fair Value(1)
Variable rate bank and other loans in US$	6,718	92	—	—	—	—	6,810	6,810	8,201	8,201
Capital commitment in US$	38,141	32,395	8,628	3,035	—	—	82,199	82,199	86,834	86,834

Note: (1) Fair value of debt instruments was estimated based on the floating interest rates applicable to similar debt instruments as of December 31, 2018 and 2017.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Bank of New York Mellon collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Bank of New York Mellon may collect its annual fee for depositary services by deductions from cash distributions, by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The Bank of New York Mellon may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees and Payments from the Depositary to Us

In 2018, we received from the depositary a reimbursement of US$41,552.18 net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by our Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of the service to our Company, the Bank of New York Mellon waived a total amount of US$118,350.90 for the standard costs associated with the administration of the ADS program in 2018.

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

Disclosure controls and procedures

Our President and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) or 15d-15(e)), and concluded that, based on their evaluation, our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Southern Airlines Company Limited:

Opinion on Internal Control Over Financial Reporting

We have audited China Southern Airlines Company Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated April 26, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

April 26, 2019

Changes in internal control over financial reporting

During the year ended December 31, 2018, there has been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT AND RISK MANAGEMENT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tan Jinsong qualifies as an audit and risk management committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Tan Jinsong satisfies as an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. See “Item 6 Directors, Senior Management and Employees”.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. Such code is included in the senior management services agreement, a form of which is filed as Exhibit 4.35 to this Annual Report.

A copy of our code of ethics will be provided to any person free of charge upon written request to Xie Bing, Company Secretary, China Southern Airlines Company Limited at 68 Qi xin Road, Guangzhou 510403, the People’s Republic of China.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal year ended December 31, 2017 and 2018. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees of our principal accountants for each of the fiscal years of 2017 and 2018:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
		RMB (in million)
2017	13.8	—	0.1	—
2018	15.8	0.3	2.7	—

Audit fees include the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.

Audit-related fees represent the fees relating to capital verification services.

Tax fees consisted of fees for tax consultation and tax compliance services.

Our audit and risk management committee pre-approved all audit and non-audit services performed by our principal accountant for the fiscal years ended December 31, 2017 and 2018.

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

It is required in China that any listed company must establish an independent director system and set forth specific requirements for the qualification of independent directors. For example, an independent director shall not hold any other position in the listed company other than being a director and shall not be influenced by the main shareholders or the controlling persons of the listed company, or by any other entities or persons with whom the listed company has a significant relationship.

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

Our Company has established a nominating committee. As at 31 December 2018, the Nomination Committee consists of three members, including Mr. Zheng Fan (independent nonexecutive Director) as chairman and Mr. Wang Changshun (executive Director) and Mr. Jiao Shuge (independent non-executive Director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and Management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and Management; investigate and propose candidates for Directors and Management and other senior management members to the Board.

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

Our Company has established a remuneration and assessment committee consisting of three members. As of December 31, 2018, the Remuneration and Assessment Committee comprises three members and chaired by Mr. Gu Huizhong (independent non-executive Director) together with Mr. Zhang Zifang (executive Director) and Mr. Zheng Fan (independent non-executive Director) as members.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation) (1)

2.1	Specimen Certificate for the H Shares (2)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt (3)

4.1	Form of Director’s Service Agreement (4)

4.2	Form of Non-executive Director’s Service Agreement (5)

4.3	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on February 28, 2012* (6)

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012*(7)

4.5	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on December 5, 2012*(8)

4.6	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on December 17, 2015*(9)

4.7	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 *(10)

4.8	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 *(11)

4.9	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on December 23, 2015*(12)

4.10	Import and Export Agency Framework Agreement entered into by and between our Company and Southern Airlines (Group) Import and Export Trading Company Limited on January 9, 2014(13)

4.11	Trademark License Agreement entered into by and between our Company and CSAH on May 22, 1997 (14)

4.12	A Share subscription agreement entered into by and between our Company and CSAH on June 11, 2012(15)

4.13	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on May 16, 2014*(16)

4.14	English translation of Financial Services Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016(17)

4.15	English translation of Insurance Business Platform Services Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016(18)

4.16	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 16, 2016(19)

4.17	English translation of Passenger and Cargo Sales and Ground Services Framework Agreement entered into by and between our Company and China Southern Air Holding Ground Services Company Limited on December 16, 2016(20)

4.18	Supplemental Agreement No. 3 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*(21)

4.19	Supplemental Agreement No. 4 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*(22)

4.20	Supplemental Agreement No. 3 to Purchase Agreement No. 03757 Relating to Boeing Model 737-800 Aircraft entered into by and between Xiamen Airlines and Boeing on April 26, 2016*(23)

4.21	Purchase Agreement No. GUN-PA-04455 Relating to Boeing Model 787-9 Aircraft entered into by and between our Company and Boeing on October 12, 2016*(24)

4.22	Airbus Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S on April 26, 2017* (25)

4.23	English translation of Aircraft Finance Lease Framework Agreement entered into by and between our Company and CSA International on May 26, 2017 (26)

4.24	English translation of 2018-2019 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 17, 2017 (27)

4.25	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017* (28)

4.26	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017* (29)

4.27	English translation of Property Management Framework Agreement entered into by and between our Company and CSAPMC on December 19, 2017 (30)

4.28	Acquisition Agreement entered into by and between Xianmen Airlines and Boeing on March 21, 2018 * (31)

4.29	English translation of CSA Building Asset Lease Agreement entered into by and between our Company and GSAC on January 19, 2018

4.30	English translation of Asset Lease Framework Agreement entered into by and between our Company and CSAH on January 26, 2018

4.31	English translation of Supplemental Agreement to the Financial Services Framework Agreement entered into by and between our Company and SA Finance on April 27, 2018

4.32	English translation of Sale and Purchase Agreement entered into by and between our Company and Zhuhai China Southern Air Real Property Development Co., Ltd. on December 24, 2018

4.33	English translation of Media Services Framework Agreement entered into by and between our Company and SACM on December 27, 2018

4.34	English translation of Catering Services Framework Agreement entered into by and between our Company and SACC on December 27, 2018

4.35	Form of Senior Management Services Agreement

8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (included in Exhibit 4.35)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*

Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1)	Incorporated by reference to the Exhibit 99.2 to our Form 6-K (File No. 001-14600) filed with the Securities and Exchange Commission on October 18, 2018.

(2)	Incorporated by reference to the Exhibit 2.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-07116), filed with the Securities and Exchange Commission on August 7, 2012.

(4)	Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.

(5)	Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.

(6)	Incorporated by reference to the Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 27, 2012.

(7)	Incorporated by reference to the Exhibit 4.4 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(8)	Incorporated by reference to the Exhibit 4.5 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(9)	Incorporated by reference to the Exhibit 4.6 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(10)	Incorporated by reference to the Exhibit 4.7 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(11)	Incorporated by reference to the Exhibit 4.8 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(12)	Incorporated by reference to the Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(13)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(14)	Incorporated by reference to the Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009.

(15)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(16)	Incorporated by reference to the Exhibit 4.23 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(17)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(18)	Incorporated by reference to the Exhibit 4.36 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(19)	Incorporated by reference to the Exhibit 4.37 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(20)	Incorporated by reference to the Exhibit 4.38 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(21)	Incorporated by reference to the Exhibit 4.39 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(22)	Incorporated by reference to the Exhibit 4.40 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(23)	Incorporated by reference to the Exhibit 4.41 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(24)	Incorporated by reference to the Exhibit 4.42 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(25)	Incorporated by reference to the Exhibit 4.43 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(26)	Incorporated by reference to the Exhibit 4.44 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(27)	Incorporated by reference to the Exhibit 4.45 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(28)	Incorporated by reference to the Exhibit 4.46 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(29)	Incorporated by reference to the Exhibit 4.47 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(30)	Incorporated by reference to the Exhibit 4.48 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(31)	Incorporated by reference to the Exhibit 4.49 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Wang Changshun
Name:	Wang Changshun
Title:	Chairman of the Board

Date: April 26, 2019

CHINA SOUTHERN AIRLINES COMPANY LIMITED

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Southern Airlines Company Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of China Southern Airlines Company Limited and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Beijing, China

April 26, 2019

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2018, 2017 and 2016

	Note	2018 RMB million	2017 RMB million (Note)	2016 RMB million (Note)
Operating revenue	5
Traffic revenue		138,064	121,873	109,693
Other operating revenue		5,559	5,933	5,288

Total operating revenue		143,623	127,806	114,981

Operating expenses
Flight operation expenses	7	76,216	62,978	51,461
Maintenance expenses	8	12,704	11,877	11,318
Aircraft and transportation service expenses	9	24,379	22,935	20,215
Promotion and selling expenses	10	7,036	6,881	6,304
General and administrative expenses	11	3,770	3,391	2,815
Depreciation and amortization	12	14,308	13,162	12,619
Impairment on property, plant and equipment	19	—	324	71
Others		1,829	1,550	1,401

Total operating expenses		140,242	123,098	106,204

Other net income	14	5,438	4,448	3,835

Operating profit		8,819	9,156	12,612

Interest income		125	89	89
Interest expense	15	(3,202)	(2,747)	(2,465)
Share of associates’ results	24	263	431	509
Share of joint ventures’ results	25	200	99	102
Exchange (loss)/gain, net	36(d)	(1,853)	1,801	(3,276)
Changes in fair value of financial instruments	28	12	(64)	—
Gain on deemed disposal of a subsidiary		—	—	90
Remeasurement of the originally held equity interests in a joint venture		—	109	—

Profit before income tax		4,364	8,874	7,661
Income tax	16	(1,000)	(1,976)	(1,763)

Profit for the year		3,364	6,898	5,898

Profit attributable to:
Equity shareholders of the Company	18	2,895	5,961	5,044
Non-controlling interests		469	937	854

Profit for the year		3,364	6,898	5,898

Earnings per share
Basic and diluted	18	RMB0.27	RMB0.60	RMB0.51

Note: The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2018, 2017 and 2016

	Note	2018 RMB million	2017 RMB million (Note)	2016 RMB million (Note)
Profit for the year		3,364	6,898	5,898

Other comprehensive income:	17
Items that will not be reclassified to profit or loss
- Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		319	—	—
- Share of other comprehensive income of associates		(4)	—	—
- Deferred tax relating to above items		(80)	—	—
Items that may be reclassified subsequently to profit or loss
- Cash flow hedge: fair value movement of derivative financial instruments		29	25	8
- Fair value movement of available-for-sale financial assets (recycling)		—	123	362
- Share of other comprehensive income (loss) of associates		—	2	(2)
- Differences resulting from the translation of foreign currency financial statements		(2)	—	—
- Deferred tax relating to above items		(7)	(37)	(92)

Other comprehensive income for the year		255	113	276

Total comprehensive income for the year		3,619	7,011	6,174

Total comprehensive income attributable to:
Equity shareholders of the Company		3,048	6,028	5,196
Non-controlling interests		571	983	978

Total comprehensive income for the year		3,619	7,011	6,174

Note: The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At December 31, 2018 and 2017

	Note	December 31 2018 RMB million	December 31 2017 RMB million (Note)
Non-current assets
Property, plant and equipment, net	19	170,692	158,926
Construction in progress	20	37,791	30,233
Lease prepayments	21	2,970	2,923
Goodwill	22	237	237
Interest in associates	24	3,181	3,031
Interest in joint ventures	25	2,812	1,015
Other investments in equity securities	26	—	103
Aircraft lease deposits		594	642
Available-for-sale financial assets	26	—	622
Other equity instrument investments	26	1,080	—
Other non-current financial assets	26	103	—
Derivative financial instruments	27	75	46
Deferred tax assets	29 (b)	1,566	1,662
Other assets	30	1,776	1,394

		222,877	200,834

Current assets
Inventories	31	1,699	1,622
Trade receivables	32	2,901	2,675
Other receivables	33	8,015	5,232
Cash and cash equivalents	34	6,928	6,826
Restricted bank deposits		116	111
Prepaid expenses and other current assets		3,659	1,334
Other financial assets	26	440	—
Assets held for sale	35	224	8
Amounts due from related companies	42	90	76

		24,072	17,884

Current liabilities
Derivative financial liabilities	27	44	64
Borrowings	36	38,741	27,568
Current portion of obligations under finance leases	37	9,555	8,341
Trade payables	38	2,309	2,125
Contract liabilities	39	1,693	—
Sales in advance of carriage	40	8,594	7,853
Deferred revenue	39	—	1,502
Current income tax		369	919
Amounts due to related companies	42	127	101
Accrued expenses	43	15,682	15,370
Other liabilities	44	6,573	5,734

		83,687	69,577

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

At December 31, 2018 and 2017

	Note	December 31 2018 RMB million	December 31 2017 RMB million (Note)
Non-current liabilities
Borrowings	36	15,676	20,719
Obligations under finance leases	37	62,666	59,583
Deferred revenue	39	—	1,849
Other non-current liabilities	41	2,036	—
Provision for major overhauls	45	2,831	2,808
Provision for early retirement benefits	46	2	3
Deferred benefits and gains	47	906	1,053
Deferred tax liabilities	29 (b)	676	583

		84,793	86,598

Net assets		78,469	62,543

Capital and reserves
Share capital	48	12,267	10,088
Reserves	49	52,990	39,848

Total equity attributable to equity shareholders of the Company		65,257	49,936
Non-controlling interests		13,212	12,607

Total equity		78,469	62,543

Note: The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2018, 2017 and 2016

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Fair value reserve (recycling)	Fair value Reserve (non-recycling)	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million
Balance at January 1, 2016	9,818	14,131	55	—	1,675	13,366	39,045	10,579	49,624

Changes in equity for 2016:
Profit for the year	—	—	—	—	—	5,044	5,044	854	5,898
Other comprehensive income	—	—	154	—	(2)	—	152	124	276
Total comprehensive income	—	—	154	—	(2)	5,044	5,196	978	6,174
Appropriations to reserves	—	—	—	—	405	(405)	—	—	—
Dividends relating to 2015	—	—	—	—	—	(785)	(785)	—	(785)
Capital injection by non-controlling interests in a subsidiary	—	—	—	—	—	—	—	260	260
Decrease in non-controlling interests as a result of loss of control of a subsidiary	—	—	—	—	—	—	—	(83)	(83)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(214)	(214)

Balance at December 31, 2016 and January 1, 2017 (Note)	9,818	14,131	209	—	2,078	17,220	43,456	11,520	54,976

Changes in equity for 2017:
Profit for the year	—	—	—	—	—	5,961	5,961	937	6,898
Other comprehensive income	—	—	66	—	1	—	67	46	113
Total comprehensive income	—	—	66	—	1	5,961	6,028	983	7,011
Appropriations to reserves	—	—	—	—	492	(492)	—	—	—
Dividends relating to 2016	—	—	—	—	—	(982)	(982)	—	(982)
Issuance of shares	270	1,051	—	—	—	—	1,321	—	1,321
Capital injection by non-controlling interests in subsidiaries	—	—	—	—	—	—	—	404	404
Dilution and change in non-controlling interests and other reserves	—	—	—	—	113	—	113	(39)	74
Distributions to non-controlling interests	—	—	—	—	—	—	—	(261)	(261)

Balance at December 31, 2017	10,088	15,182	275	—	2,684	21,707	49,936	12,607	62,543

Impact on initial application of IFRS 15 (Note 2(b)(ii))	—	—	—	—	—	526	526	53	579
Impact on initial application of IFRS 9 (Note 2(b)(i))	—	—	(240)	303	—	40	103	8	111

Adjusted balance at January 1, 2018 (Note)	10,088	15,182	35	303	2,684	22,273	50,565	12,668	63,233

Changes in equity for 2018:
Profit for the year	—	—	—	—	—	2,895	2,895	469	3,364
Other comprehensive income	—	—	22	133	(2)	—	153	102	255
Total comprehensive income	—	—	22	133	(2)	2,895	3,048	571	3,619
Appropriations to reserves (Note 49(a))	—	—	—	—	221	(221)	—	—	—
Dividends relating to 2017 (Note 49(b))	—	—	—	—	—	(1,009)	(1,009)	—	(1,009)
Issuance of shares (Note 48(ii))	2,179	10,470	—	—	—	—	12,649	—	12,649
Capital injection by non-controlling interests in subsidiaries	—	—	—	—	—	—	—	72	72
Changes in other reserves	—	—	—	—	4	—	4	—	4
Distributions to non-controlling interests	—	—	—	—	—	—	—	(99)	(99)

Balance at December 31, 2018	12,267	25,652	57	436	2,907	23,938	65,257	13,212	78,469

Note: The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended December 31, 2018, 2017 and 2016

	Note	2018 RMB million	2017 RMB million	2016 RMB million
Operating activities
Cash generated from operating activities	34(b)	21,174	23,478	27,681
Interest received		131	119	118
Interest paid		(4,255)	(3,758)	(2,629)
Income tax paid		(1,662)	(2,107)	(1,406)

Net cash generated from operating activities		15,388	17,732	23,764

Investing activities

Acquisition of subsidiaries, net of cash acquired	23(iv)	6	(682)	(189)
Deemed disposal of a subsidiary		—	—	(67)
Proceeds from disposal of property, plant and equipment and lease prepayments		3,550	5,922	3,111
Proceeds from sale of a joint venture		—	7	2
Acquisition of other financial assets		(440)	—	—
Dividends received from associates		114	195	143
Dividends received from joint ventures		144	9	18
Dividends received from other investments in equity securities and available-for-sale financial assets		—	18	14
Dividends received from other non-current financial assets and other equity instrument investments		20	—	—
Acquisition of term deposits		(264)	(313)	(263)
Proceeds from maturity of term deposits		313	568	456
Additions of property, plant and equipment, lease prepayments and other assets		(24,033)	(13,846)	(18,967)
Capital injection into associates		—	(185)	(34)
Payments for aircraft lease deposits		(53)	(40)	(55)
Refund of aircraft lease deposits		126	111	81

Net cash used in investing activities		(20,517)	(8,236)	(15,750)

Financing activities
Dividends paid to equity shareholders of the Company		(1,009)	(982)	(785)
Proceeds from issuance of shares		10,908	1,321	—
Proceeds from bank borrowings		34,385	42,854	17,539
Proceeds from corporate bonds		2,000	—	10,000
Proceeds from issuance of ultra-short-term financing bills		5,500	1,000	33,886
Proceeds from medium-term notes		—	—	4,689
Repayment of bank borrowings		(34,260)	(18,311)	(46,695)
Repayment of principal under finance lease obligations		(10,433)	(9,835)	(6,994)
Repayment of ultra-short-term financing bills		(1,500)	(22,986)	(19,900)
Repayment of corporate bonds		(345)	—	—
Capital injections by non-controlling interests in subsidiaries		72	404	260
Dividends paid to non-controlling interests		(98)	(261)	(221)
Payment for purchase of non-controlling interests		—	—	(238)

Net cash generated from/(used in) financing activities		5,220	(6,796)	(8,459)

Net increase/(decrease) in cash and cash equivalents		91	2,700	(445)
Cash and cash equivalents at January 1		6,826	4,152	4,560
Exchange gain/(loss) on cash and cash equivalents		11	(26)	37

Cash and cash equivalents at December 31	34(a)	6,928	6,826	4,152

The accompanying notes form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

1	Corporate information

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

The Company’s majority interest is owned by China Southern Air Holding Limited Company (“CSAH”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	Significant accounting policies

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). Significant accounting policies adopted by the Group are disclosed below.

The IASB has issued certain new and revised IFRSs that are first effective for the current accounting period of the Group. Note 2(b) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these financial statements.

(a)	Basis of preparation

The consolidated financial statements comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

•	other equity instrument investments (see Note 2(f));

•	other non-current financial assets (see Note 2(f));

•	other financial assets (see Note 2(f)); and

•	derivative financial instruments (see Note 2(g)).

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell (see Note 2(r)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

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

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 9, Financial instruments

•	IFRS 15, Revenue from contracts with customers

•	IFRIC 22, Foreign currency transactions and advance consideration

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting year.

(i)	IFRS 9, Financial instruments

IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement. It sets out the requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

The Group has applied IFRS 9 retrospectively to items that existed at January 1, 2018 in accordance with the transition requirements. The Group has recognised the cumulative effect of initial application as an adjustment to the opening equity at January 1, 2018. Therefore, comparative information continues to be reported under IAS 39.

The following table summarises the impact of transition to IFRS 9 on retained earnings and reserves and the related tax impact at January 1, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(i)	IFRS 9, Financial instruments (continued)

Retained earnings	RMB million
Transferred from fair value reserve (recycling) relating to financial assets now measured at fair value through profit or loss (FVPL)	30
Remeasurement of other investments in equity securities now measured at FVPL at January 1, 2018	23
Related tax	(5)
Effect of the above changes on non-controlling interests	(8)

Net increase in retained earnings at January 1, 2018	40

Fair value reserve (recycling)
Transferred to retained earnings relating to financial assets now measured at FVPL	(30)
Transferred to fair value reserve (non-recycling) relating to equity securities now measured at fair value through other comprehensive income (FVOCI)	(210)

Net decrease in fair value reserve (recycling) at January 1, 2018	(240)

Fair value reserve (non-recycling)
Transfer and remeasurement effect of other investments in equity securities now measured at FVOCI at January 1, 2018	334
Related tax	(31)

Net increase in fair value reserve (non-recycling) at January 1, 2018	303

Non-controlling interests
Remeasurement of other investments in equity securities now measured at FVPL in non-controlling interests at January 1, 2018	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(i)	IFRS 9, Financial instruments (continued)

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

(a)	Classification of financial assets and financial liabilities

IFRS 9 categories financial assets into three principal classification categories: measured at amortised cost, at FVOCI and at FVPL. These supersede IAS 39’s categories of held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets measured at FVPL. The classification of financial assets under IFRS 9 is based on the business model under which the financial asset is managed and its contractual cash flow characteristics. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are not separated from the host. Instead, the hybrid instrument as a whole is assessed for classification.

The following table shows the original measurement categories for each class of the Group’s financial assets under IAS 39 and reconciles the carrying amounts of those financial assets determined in accordance with IAS 39 to those determined in accordance with IFRS 9.

	IAS 39 carrying amount at December 31, 2017	Reclassification	Remeasurement	IFRS 9 carrying amount at January 1, 2018
	RMB million	RMB million	RMB million	RMB million
Financial assets measured at FVOCI (non-recyclable)
Other equity instrument investments	—	637	124	761

Financial assets carried at FVPL
Other non–current financial assets	—	88	23	111

Financial assets classified as available-for-sale under IAS 39
Available-for-sale financial assets	622	(622)	—	—
Other investments in equity securities	103	(103)	—	—

Note:

(i) For an explanation of how the Group classifies and measures financial assets and recognises related gains and losses under IFRS 9, see respective accounting policy notes in Notes 2(f), (g), (l)(i), (o) and (s).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(i)	IFRS 9, Financial instruments (continued)

(a)	Classification of financial assets and financial liabilities (continued)

The measurement categories for all financial liabilities remain the same, except for financial guarantee contracts (see Note 2(l)(ii)). The carrying amounts for all financial liabilities (including financial guarantee contracts) at January 1, 2018 have not been impacted by the initial application of IFRS 9.

The Group had not designated or de-designated any financial asset or financial liability at FVPL at January 1, 2018.

(b)	Credit losses

IFRS 9 replaces the “incurred loss” model in IAS 39 with the “expected credit losses” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in IAS 39.

The Group applies the new ECL model to the following items:

•	financial assets measured at amortised cost (including cash and cash equivalents and trade and other receivables);

•	lease receivables; and

•	financial guarantee contracts issued (see Note 2(l)(ii)).

For further details on the Group’s accounting policy for accounting for credit losses, see Notes 2(l)(i) and (ii).

The adoption of ECL model under IFRS 9 has no material impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(i)	IFRS 9, Financial instruments (continued)

(c)	Hedge accounting

The Group has elected to adopt the new general hedge accounting model in IFRS 9. Depending on the complexity of the hedge, this new accounting model allows a more qualitative approach to assessing hedge effectiveness compared to IAS 39 to be applied, and the assessment is always forward-looking. The adoption of IFRS 9 has not had a significant impact on the Group’s financial statements in this regard.

(d)	Transition

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except as described below:

•

Information relating to comparative periods has not been restated. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 are recognised in retained earnings and reserves as at January 1, 2018. Accordingly, the information presented for 2017 and 2016 continues to be reported under IAS 39 and thus may not be comparable with the current period.

•	The following assessments have been made on the basis of the facts and circumstances that existed at January 1, 2018 (the date of initial application of IFRS 9 by the Group):

•	the determination of the business model within which a financial asset is held; and

•	the designation of certain investments in equity instruments not held for trading to be classified as at FVOCI (non-recycling).

•

If, at the date of initial application, the assessment of whether there has been a significant increase in credit risk since initial recognition would have involved undue cost or effort, a lifetime ECL has been recognised for that financial instrument.

•

All hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018 and are therefore regarded as continuing hedging relationships. Changes to hedge accounting policies have been applied prospectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(ii)	IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for recognising revenue and some costs from contracts with customers. IFRS 15 replaces IAS 18, Revenue, which covered revenue arising from sale of goods and rendering of services, and IAS 11, Construction contracts, which specified the accounting for construction contracts.

IFRS 15 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has elected to use the cumulative effect transition method and has recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at January 1, 2018. Therefore, comparative information has not been restated and continues to be reported under IAS 11 and IAS 18. As allowed by IFRS 15, the Group has applied the new requirements only to contracts that were not completed before January 1, 2018.

The following table summarises the impact of transition to IFRS 15 on total equity at January 1, 2018:

RMB million
Total equity
Earlier recognition of ticket breakage revenue	682
Change in measurement of revenue under frequent flyer award programmes	89
Related income tax	(192)

Total equity	579
Representing:
Attributable to equity shareholders of the Company	526
Non-controlling interests	53

Further details of the nature and effect of the changes on previous accounting policies are set out below:

(a)	Timing of revenue recognition

Previously, revenue arising from construction contracts and provision of services was recognised over time, whereas revenue from sale of goods was generally recognised at a point in time when the risks and rewards of ownership of the goods had passed to the customers.

Under IFRS 15, revenue is recognised when the customer obtains control of the promised good or service in the contract. This may be at a single point in time or over time. IFRS 15 identifies the following three situations in which control of the promised good or service is regarded as being transferred over time:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(a)	Timing of revenue recognition (continued)

A.	When the customer simultaneously receives and consumes the benefits provided by the entity’s performance, as the entity performs;

B.	When the entity’s performance creates or enhances an asset (for example work in progress) that the customer controls as the asset is created or enhanced;

C.	When the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

If the contract terms and the entity’s activities do not fall into any of these 3 situations, then under IFRS 15 the entity recognises revenue for the sale of that good or service at a single point in time, being when control has passed. Transfer of risks and rewards of ownership is only one of the indicators that is considered in determining when the transfer of control occurs.

The adoption of IFRS 15 does not have a significant impact on when the Group recognises revenue, except for revenue arising from ticket breakage.

Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised. Previously, revenue arising from ticket breakage was recognised when the tickets expired. Whereas under IFRS 15, the Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. If the Group does not expect to be entitled to a breakage amount, the Group recognises the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

As a result of this change in accounting policy, the Group has made adjustments to opening balances as at January 1, 2018 which increased retained earnings and non-controlling interests by RMB460 million and RMB52 million respectively, after an offsetting tax impact of RMB170 million. In addition, the positive impact on the Group’s revenue for the current year was RMB57 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(b)	Measurement of revenue under frequent flyer award programmes

Previously, the amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage awarded under the Group’s frequent flyer award programmes. The value attributed to the awarded mileage is deferred as a liability, and the remainder value is recognised as revenue in current period. Under IFRS 15, the Group allocates the transaction price to flight and mileage awarded on a relative stand-alone selling price basis. Therefore, the amount allocated to mileage awarded changed as compared to the fair value of mileage awarded measured under IAS18, and in the meantime affecting the amount recognised as current period revenue and contract liabilities.

As a result of this change in accounting policy, the Group has made adjustments to opening balances as at January 1, 2018 which increased retained earnings and non-controlling interests by RMB66 million and RMB1 million respectively, after an offsetting tax impact of RMB22 million. In addition, the positive impact on the Group’s revenue for the current year was RMB70 million.

(c)	Presentation

(1)	Ticket Breakage Revenue

Previously, revenue arising from ticket breakage was presented separately as “Expired sales in advance of carriage” in “Other operating revenue”. As a result of the adoption of IFRS15, ticket breakage revenue of RMB698 million for the current year is included in the line item “Traffic revenue”.

(2)	Change Fees

Previously, change fees was included in “Other operating revenue”. As a result of the adoption of IFRS15, change fees of RMB655 million for the current year which is not considered distinct from the transportation component is classified as “Traffic revenue”.

(3)	Contract Liabilities

Previously, the amount received in relation to mileage awarded is deferred as a liability, within “Deferred revenue”. Under IFRS 15, a contract liability is recognised when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Group recognises the related revenue.

As a result of the adoption of IFRS15, the amount allocated to mileage awarded under the Group’s frequent flyer award programmes is presented as “Contract liabilities” as at December 31, 2018 and the non-current portion is recorded in “Other non-current liabilities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(d)	Disclosure of the estimated impact on the amounts reported in respect of the year ended December 31, 2018 as a result of the adoption of IFRS 15 on January 1, 2018

The following tables summarise the estimated impact of adoption of IFRS 15 on the Group’s consolidated financial statements for the year ended December 31, 2018, by comparing the amounts reported under IFRS 15 in these consolidated financial statements with estimates of the hypothetical amounts that would have been recognised under IAS 18 and IAS 11 if those superseded standards had continued to apply to 2018 instead of IFRS 15. These tables show only those line items impacted by the adoption of IFRS 15:

	Amounts reported in accordance with IFRS 15 (A) RMB million	Hypothetical amounts under IASs 18 and 11 (B) RMB million	Difference: Estimated impact of adoption of IFRS 15 on 2018 (A)-(B) RMB million
Line items in the consolidated income statement for year ended December 31, 2018 impacted by the adoption of IFRS 15:
Traffic revenue	138,064	136,641	1,423
Other operating revenue	5,559	6,855	(1,296)
Total operating revenue	143,623	143,496	127
Profit before income tax	4,364	4,237	127
Income tax	(1,000)	(968)	(32)
Profit for the year	3,364	3,269	95
Profit attributable to:
Equity shareholders of the Company	2,895	2,805	90
Non-controlling interests	469	464	5
Earnings per share
Basic and diluted	RMB0.27	RMB0.26	RMB0.01
Line items in the consolidated statement of comprehensive income for year ended December 31, 2018 impacted by the adoption of IFRS 15:
Total comprehensive income for the year	3,619	3,524	95
Total comprehensive income attributable to:
Equity shareholders of the Company	3,048	2,958	90
Non-controlling interests	571	566	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(d)	Disclosure of the estimated impact on the amounts reported in respect of the year ended December 31, 2018 as a result of the adoption of IFRS 15 on January 1, 2018 (continued)

	Amounts reported in accordance with IFRS 15 (A) RMB million	Hypothetical amounts under IASs 18 and 11 (B) RMB million	Difference: Estimated impact of adoption of IFRS 15 on 2018 (A)-(B) RMB million
Line items in the consolidated statement of financial position as at December 31, 2018 impacted by the adoption of IFRS 15:
Deferred tax assets	1,566	1,570	(4)
Non-current assets	222,877	222,881	(4)
Contract liabilities	(1,693)	—	(1,693)
Sales in advance of carriage	(8,594)	(9,357)	763
Deferred revenue	—	(1,808)	1,808
Current income tax	(369)	(130)	(239)
Total current liabilities	(83,687)	(84,326)	639
Total assets less current liabilities	163,262	162,627	635
Deferred revenue	—	(2,057)	2,057
Other non-current liabilities	(2,036)	(18)	(2,018)
Total non-current liabilities	(84,793)	(84,832)	39
Reserves	(52,990)	(52,374)	(616)
Total equity attributable to equity shareholders of the Company	(65,257)	(64,641)	(616)
Non-controlling interests	(13,212)	(13,154)	(58)
Total equity	(78,469)	(77,795)	(674)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(d)	Disclosure of the estimated impact on the amounts reported in respect of the year ended December 31, 2018 as a result of the adoption of IFRS 15 on January 1, 2018 (continued)

	Amounts reported in accordance with IFRS 15 (A) RMB million	Hypothetical amounts under IASs 18 and 11 (B) RMB million	Difference: Estimated impact of adoption of IFRS 15 on 2018 (A)-(B) RMB million
Line items in the reconciliation of profit before income tax to cash generated from operating activities for year ended December 31, 2018 (Note 34(b)) impacted by the adoption of IFRS 15:
Profit before income tax	4,364	4,237	127
Increase in contract liabilities	232	—	232
Increase in sales in advance of carriage	1,441	1,504	(63)
Increase in deferred revenue	—	514	(514)
Increase in other non-current liabilities	218	—	218

The significant differences arise as a result of the changes in accounting policies described above.

(iii)	IFRIC 22, Foreign currency transactions and advance consideration

This interpretation provides guidance on determining “the date of the transaction” for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) arising from a transaction in which an entity receives or pays advance consideration in a foreign currency.

The Interpretation clarifies that “the date of the transaction” is the date on initial recognition of the non-monetary asset or liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the date of the transaction for each payment or receipt should be determined in this way. The adoption of IFRIC 22 does not have any material impact on the financial position and the financial result of the Group.

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

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and cash flows and any unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. With regards to each business combination, the Group recognised non-controlling interests based on the proportion of the net identifiable assets of the subsidiary owned by the non-controlling interests.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2(p) or Note 2(q) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in consolidated income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(d)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(c)	Subsidiaries and non-controlling interests (continued)

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)(iii)).

The Group applies the acquisition method to account for business combinations. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

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

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(e) and 2(l)(iii)). The Group’s share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

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

Unrealised profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

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

When (ii) is greater than (i), then this excess is recognised immediately in the consolidated income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)(iii)).

(f)	Other investments in debt and equity securities

The Group’s policies for investments in debt and equity securities, other than investments in subsidiaries, associates and joint ventures, are set out below.

Investments in debt and equity securities are recognised/derecognised on the date the Group commits to purchase/sell the investment. The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at FVPL for which transaction costs are recognised directly in profit or loss. For an explanation of how the Group determines fair value of financial instruments, see Note 4(g)(i). These investments are subsequently accounted for as follows, depending on their classification.

(A) Policy applicable from January 1, 2018

Investments other than equity investments

Non-equity investments held by the Group are classified as FVPL as the investment does not meet the criteria for being measured at amortised cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognised in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(f)	Other investments in debt and equity securities (continued)

Equity investments

An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognised in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognised in profit or loss as other income in accordance with the policy set out in Note 2(y)(iv).

(B) Policy applicable prior to January 1, 2018

Equity investments

Available-for-sale equity securities were those non-derivative financial assets that were designated as available for sale or that were not classified as loans and receivable, held-to-maturity investments, or financial assets at fair value through profit or loss. At the end of each reporting period the fair value was remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve (recycling). Dividend income from these investments was recognised in the consolidated income statement in accordance with the policy set out in Note 2(y)(iv). When these investments were derecognised or impaired (Note 2(l)(i)(B)), the cumulative gain or loss was reclassified from equity to profit or loss.

The Group’s other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognised in the consolidated statement of financial position at cost less impairment losses (Note 2(l)(i)(B)). Dividend income from equity securities is recognised in profit or loss in accordance with the policy set out in Note 2(y)(iv).

The Group did not have other investments other than equity investments.

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

(i)

The effective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. The cumulative gain or loss on the derivative financial instrument recognised in other comprehensive income is reclassified from equity to profit or loss in the same period during which the hedged forecast cash flows affects profit or loss; and

(ii)	The ineffective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value is recognised in the profit or loss immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gains or losses existing in equity at that time remains in equity and is recognised in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gains or losses that was recorded in equity is immediately transferred to the profit or loss.

(h)	Investment properties

Investment properties are land and/or buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)(iii)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(y)(iii).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(i)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)(iii)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(ab)).

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to overhaul cost, are depreciated on a straight-line basis over 3 to 12 years. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the consolidated income statement.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in consolidated income statement on the date of retirement or disposal.

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

Construction in progress represents advance payments for the acquisition of aircraft and flight equipment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(l)(iii)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(i). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(1)(iii). Finance charges implicit in the lease payments are charged to consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to consolidated income statement in the accounting period in which they are incurred.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to consolidated income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to consolidated income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

(iv)	Sale and leaseback transactions

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. If the sale price is below fair value then the gain or loss is recognised immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets

(i)	Credit losses from financial instruments and lease receivables

(A)	Policy applicable from January 1, 2018

The Group recognises a loss allowance for ECLs on the following items:

•	financial assets measured at amortised cost (including cash and cash equivalents and trade and other receivables); and

•	lease receivables.

Financial assets measured at fair value, including equity securities measured at FVPL, equity securities designated at FVOCI (non-recycling) and derivative financial assets, are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

•	fixed-rate financial assets, and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof;

•	variable-rate financial assets: current effective interest rate;

•	lease receivables: discount rate used in the measurement of the lease receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

(A)	Policy applicable from January 1, 2018 (continued)

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

•	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables and lease receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognises a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument (including a loan commitment) has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held). The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

(A)	Policy applicable from January 1, 2018 (continued)

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates ;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due, unless the Group has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 days past due.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in consolidated income statement. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Basis of calculation of interest income

Interest income recognised in accordance with Note 2(y)(v) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortised cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

(A)	Policy applicable from January 1, 2018 (continued)

Evidence that a financial asset is credit-impaired includes the following observable events:

•	significant financial difficulties of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•	the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy

The gross carrying amount of a financial asset and lease receivable is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in consolidated income statement in the period in which the recovery occurs.

(B)	Policy applicable prior to January 1, 2018

Prior to January 1, 2018, an “incurred loss” model was used to measure impairment losses on financial assets not classified as at FVPL (e.g. trade and other receivables, and available-for-sale investments). Under the “incurred loss” model, an impairment loss was recognised only when there was objective evidence of impairment. Objective evidence of impairment included:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor would enter bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that had an adverse effect on the debtor; and

•	a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

(B)	Policy applicable prior to January 1, 2018 (continued)

If any such evidence existed, any impairment loss was determined and recognised as follows:

•

For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting was material. Impairment losses for equity securities carried at cost were not reversed.

•

For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting was material. This assessment was made collectively where these financial assets shared similar risk characteristics, such as similar past due status, and had not been individually assessed as impaired. Future cash flows for financial assets which were assessed for impairment collectively were based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreased and the decrease could be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss was reversed through profit or loss. A reversal of an impairment loss was only recognised to the extent that it did not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

•

For available-for-sale equity securities, the cumulative loss that had been recognised in the fair value reserve (recycling) was reclassified to profit or loss. The amount of the cumulative loss that was recognised in consolidated income statement was the difference between the acquisition cost and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities were not reversed through profit or loss. Any subsequent increase in the fair value of such assets was recognised directly in other comprehensive income.

Impairment losses were written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery was considered doubtful but not remote. In this case, the impairment losses for doubtful debts were recorded using an allowance account. When the Group was satisfied that recovery was remote, the amount considered irrecoverable was written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt were reversed. Subsequent recoveries of amounts previously charged to the allowance account were reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly were recognised in consolidated income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(ii)	Credit losses from financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

After initial recognition at fair value, the Group, as an issuer of such a contract, subsequently measure it at the higher of: (i) the amount of the loss allowance and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised.

(A) Policy applicable from January 1, 2018

The Group monitors the risk that the specified debtor will default on the contract and recognises a provision when ECLs on the financial guarantees are determined to be higher than the amount carried in “trade and other payables” in respect of the guarantees (i.e. the amount initially recognised, less accumulated amortisation).

To determine ECLs, the Group considers changes in the risk of default of the specified debtor since the issuance of the guarantee. A 12-month ECL is measured unless the risk that the specified debtor will default has increased significantly since the guarantee is issued, in which case a lifetime ECL is measured. The same definition of default and the same assessment of significant increase in credit risk as described in Note 2(l)(i) apply.

As the Group is required to make payments only in the event of a default by the specified debtor in accordance with the terms of the instrument that is guaranteed, an ECL is estimated based on the expected payments to reimburse the holder for a credit loss that it incurs less any amount that the Group expects to receive from the holder of the guarantee, the specified debtor or any other party. The amount is then discounted using the current risk-free rate adjusted for risks specific to the cash flows.

(B) Policy applicable prior to January 1, 2018

Prior to January 1, 2018, a provision would be recognised if and when it became probable that (i) the holder of the guarantee would call upon the Group under the guarantee and (ii) the amount of the claim on the Group was expected to exceed the amount carried in “trade and other payables” in respect of the guarantee, i.e. the amount initially recognised, less accumulated amortisation.

(iii)	Impairment of other assets, and investment in associates and joint ventures

(A) Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

•	Investment properties;

•	Other property, plant and equipment;

•	Construction in progress;

•	Lease prepayments;

•	Goodwill;

•	Investments in subsidiaries, associates and joint ventures in the Company’s statement of financial position;

•	Aircraft lease deposits; and

•	Other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(iii)	Impairment of other assets, and investment in associates and joint ventures (continued)

(A) Impairment of other assets (continued)

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

•	Recognition of impairment losses

An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, if measurable, or value in use, if determinable.

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

(B) Impairment of associates and joint ventures

For investments in associates and joint ventures accounted for under the equity method in the consolidated financial statements (Note 2(d)), the impairment loss was measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 2(l)(iii)(A). The impairment loss was reversed if there had been a favourable change in the estimates used to determine the recoverable amount in accordance with Note 2(l)(iii)(A).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(m)	Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to consolidated income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(n)	Contract assets and contract liabilities

A contract asset is recognised when the Group recognises revenue (see Note 2(y)) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets, if any, are assessed for ECL and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2(o)).

A contract liability is recognised when the customer pays non-refundable consideration before the Group recognises the related revenue (see Note 2(y)). A contract liability would also be recognised if the Group has an unconditional right to receive non-refundable consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (see Note 2(o)).

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(o)	Trade and other receivables

A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset (see Note 2(n)).

Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (see Note 2(l)(i)).

(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in consolidated income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(q)	Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(l)(ii)), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(r)	Non-current assets held for sale

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

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

(s)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. Cash and cash equivalents are assessed for ECL in accordance with the policy set out in Note 2(l)(i).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(t)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

(u)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Deferred benefits and gains

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

(x)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in consolidated income statement except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(x)	Income tax (continued)

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

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries, associates and joint ventures to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period and are expected to apply when related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(y)	Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of goods, the provision of services or the use by others of the Group’s assets under leases in the ordinary course of the Group’s business.

Revenue is recognised when control over a product or service is transferred to the customer, or the lessee has the right to use the asset, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Further details of the Group’s revenue and other income recognition policies are as follows:

(i)	Passenger, cargo and mail revenue

Revenue is recognised when the customers take possession of and accept the passenger, cargo and mail transportation services. Unearned passenger revenue at the reporting date is included within “sales in advance of carriage” in the consolidated statement of financial position. Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised.

When the Group expects that the consideration received in advance of carriage is not refundable, and the customer is likely to give up a portion of the contractual rights, the Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. If the Group does not expect to be entitled to a breakage amount, the Group recognises the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

Revenue from airline-related business is recognised when the customers take possession of and accept the relevant services.

In the comparative periods, revenue from passenger, cargo and mail transportation, or airline-related business, was recognised when the transportation service or relevant services was provided. As a result of the change in accounting policy, adjustments have been made to opening balances as at January 1, 2018 (see Note 2(b)(ii)).

(ii)	Frequent flyer revenue

The Group maintains two major frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines’ Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

According to the frequent flyer award programmes, the Group allocates the transaction price received in relation to mileage earning flights to flight and mileage awarded on a relative stand-alone selling price basis, and recognised the portion allocated to mileage awarded as “contract liabilities”. The mileage awarded to customers by third parties through means other than flights are initially recognised as “contract liabilities”.

Contract liabilities in relation to mileage awarded are transferred out when customers redeem flights or take possession of the redeemed goods or services. Revenue on redeemed flights is recognised in accordance with the accounting policy set out in Note 2(y)(i), and revenue on redeemed goods or services is recognised when the customers take possession of the goods or services.

In the comparative periods, the amount received in relation to mileage earning flights was allocated, based on fair value, between the flight and mileage awarded under the Group’s frequent flyer award programmes. As a result of the change in accounting policy, adjustments have been made to opening balances as at January 1, 2018 (see Note 2(b)(ii)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(y)	Revenue and other income (continued)

(iii)	Rental income from operating leases

Rental income receivable under operating leases is recognised in consolidated income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iv)	Dividends

•	Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established.

•	Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v)	Interest income

Interest income is recognised as it accrues under the effective interest method using the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of the financial asset. For financial assets measured at amortised cost or FVOCI (recycling) that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit-impaired financial assets, the effective interest rate is applied to the amortised cost (i.e. gross carrying amount net of loss allowance) of the asset (see Note 2(l)(i)).

(vi)	Government grants

Government grants are recognised in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as income in consolidated income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(z)	Traffic commissions

Traffic commissions are expensed in the consolidated income statement when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the consolidated statement of financial position as prepaid expense.

(aa)	Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to consolidated income statement as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to consolidated income statement.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted. Accordingly, estimated costs of major overhauls are accrued and charged to the consolidated income statement over the estimated overhaul period. Differences between the estimated costs and the actual costs of overhauls are charged to consolidated income statement in the period when the overhaul is performed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

(ab)	Borrowing costs

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

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowing costs include interest expense, finance charges in respect of finance leases and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(ac)	Employee benefits

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

(ad)	Translation of foreign currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi, which is the Company’s functional and the Group’s presentation currency.

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. The transaction date is the date on which the Group initially recognises such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

The results of foreign operations are translated into Renminbi at the PBOC exchange rates approximating the foreign exchange rates prevailing at the dates of the transactions. Statement of financial position items are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

(ae)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(ae)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(af)	Segment reporting

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

3	Accounting estimates and judgements

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding fair value measurements of financial instruments disclosed in Note 4(g), the Group believes the following also involve key accounting estimates and judgements used in the preparation of the financial statements.

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

According to the frequent flyer award programmes, the allocation of stand-alone selling price of the mileage awarded involves the estimation of the expected redemption rate. The expected redemption rate is estimated based on historical experience, anticipated redemption patterns and the frequent flyer programmes’ design. Different estimates could significantly affect the estimated contract liabilities and the results of operations.

In the comparative periods, the amount of revenue attributable to the mileage earned by the members of the Group’s frequent flyer award programmes was estimated based on the fair value of the mileage awarded and the expected redemption rate. The fair value of mileage awarded was estimated by reference to external sales. The method to estimate the expected redemption rate remains unchanged.

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

(vii)	Loss allowances

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. The ECLs are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. Different estimates could significantly affect the results of operations.

In the comparative periods, when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables, a provision for impairment of trade receivables is established based on the difference between the receivable’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(viii)	Ticket breakage revenue

The Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as ticket breakage revenue. Such portion is estimated based on the Group’s historical experiences, and the estimated revenue is recognised only to the extent that it is highly probable that a significant reversal in cumulative revenue recognised will not occur when the uncertainty is resolved. Different estimates could significantly affect the ticket breakage revenue recognised in the current year.

In the comparative periods, ticket breakage revenue was recognised when the tickets expired, and such revenue recognition did not involve significant accounting estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

3	Accounting estimates and judgements (continued)

(b)	Accounting judgements

Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Company believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 52(a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time (Note 13).

4	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group’s overall risk management programme focuses on the unpredictability of financial market and seeks to minimise the adverse effects on the Group’s financial performance. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk

As at December 31, 2018, the Group’s current liabilities exceeded its current assets by RMB59,615 million. For the year ended December 31, 2018, the Group recorded a net cash inflow from operating activities of RMB15,388 million, a net cash outflow from investing activities of RMB20,517 million and a net cash inflow from financing activities of RMB5,220 million, which in total resulted in a net increase in cash and cash equivalents of RMB91 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at December 31, 2018, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB243,910 million, of which approximately RMB193,871 million was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

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

The following tables show the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2018 Contractual undiscounted cash outflow
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at December 31 RMB million
Borrowings	40,121	8,272	6,335	2,188	56,916	54,417
Obligations under finance leases	12,062	11,738	36,765	22,200	82,765	72,221
Trade and other payables and accrued charges	21,292	—	—	—	21,292	21,292

	73,475	20,010	43,100	24,388	160,973	147,930

	2017 Contractual undiscounted cash outflow
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at December 31 RMB million
Borrowings	28,776	9,676	11,975	28	50,455	48,287
Obligations under finance leases	10,764	10,257	29,627	28,251	78,899	67,924
Trade and other payables and accrued charges	19,701	—	—	—	19,701	19,701

	59,241	19,933	41,602	28,279	149,055	135,912

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates and maturity information of the Group’s borrowings and obligations under finance leases are disclosed in Note 36 and Note 37, respectively. The Group’s borrowings and obligations under finance leases issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 27).

Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans (Note 27).

As at December 31, 2018, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB539 million (2017: RMB530 million; 2016: RMB376 million).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2017 and 2016.

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

	2018
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	195
	(1%)	(195)

Euro	1%	28
	(1%)	(28)

Japanese Yen	10%	103
	(10%)	(103)

	2017
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	278
	(1%)	(278)

Euro	1%	31
	(1%)	(31)

Japanese Yen	10%	116
	(10%)	(116)

	2016
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	305
	(1%)	(305)

Euro	1%	31
	(1%)	(31)

Japanese Yen	10%	134
	(10%)	(134)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and finance lease obligations held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2017 and 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(d)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, lease receivables and derivative financial instruments.

Cash and cash equivalents

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality.

Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2018, the balance due from BSP agents amounted to RMB955 million (December 31, 2017: RMB1,015 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credits sales receivables, general aviation service receivables, receivables on cooperation flights and other trade receivables.

The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at December 31, 2018:

	Expected loss rate	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 month	0%	1,940	—
More than 3 month but less than 1 year	50%	8	4
More than 1 year but less than 2 years	100%	2	2
More than 2 years but less than 3 years	100%	6	6
More than 3 years	100%	16	16

		1,972	28

Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The credit risk of mileage credits sales receivables, receivables on cooperation flights and general aviation service receivables are considered to be low. The Group does not make credit loss allowance for these receivables.

The Group measures credit loss allowance for other trade receivables amounted to RMB8 million based on ECLs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

Comparative information under IAS 39

Prior to January 1, 2018, an impairment loss was recognised only when there was objective evidence of impairment (see Note 2(l)(i) – policy applicable prior to January 1, 2018). At December 31, 2017, trade receivables of RMB37 million were determined to be impaired. The aging analysis of trade debtors that were not considered to be impaired was as follows:

2017 RMB million

Neither past due nor impaired	2,636

3 to 12 months	31
More than 1 year	5

2,672

Receivables that were neither past due nor impaired related to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired related to a number of independent customers that had a good track record with the Group. Based on past experience, management believed that no impairment allowance was necessary in respect of these balances as there had been no significant change in credit quality and the balances were still considered fully recoverable.

Movement in the loss allowance account in respect of trade receivables during the year is as follows:

	2018 RMB million	2017 RMB million

Balance at December 31, 2017 under IAS 39	37
Impact on initial application of IFRS 9 (Note 2(b)(i))	—

Balance at January 1,	37	37
Amounts written off during the year	(2)	(8)
Impairment losses written back	(4)	—
Impairment losses recognised during the year	5	8

Balance at December 31,	36	37

Derivative financial instruments

The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2017 and 2016:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB4,292 million (2017: RMB3,190 million; 2016: RMB2,380 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2018, the Group’s strategy, which was unchanged from 2017 and 2016, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group’s debt ratio was 68% as at December 31, 2018 (December 31, 2017: 71%).

Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as of and for the years ended December 31, 2018 and 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value

(i)	Financial instruments carried at fair value

Fair value hierarchy

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

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

•	Level 3 valuations: Fair value measured using significant unobservable inputs

			Fair value measurements as at December 31, 2018 categorised into
Recurring fair value measurement	Note	Fair value at December 31, 2018 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets:
Other equity instrument investments:
-Non-listed shares	26	234	—	—	234
-Non-tradable shares	26	846	—	—	846
Other non-current financial assets:
-Listed shares	26	71	71	—	—
-Non-listed shares	26	32	—	—	32
Other financial assets	26	440	—	440	—
Derivative financial instruments:
-Interest rate swaps	27	75	—	75	—
Financial liabilities:
Derivative financial instruments:
-Cross currency swaps	27	(44)	—	(44)	—

			Fair value measurements as at December 31, 2017 categorised into
Recurring fair value measurement	Note	Fair value at December 31, 2017 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets:
Available-for-sale equity securities:
-Listed shares	26	85	85	—	—
-Non-tradable shares	26	537	—	—	537
Derivative financial instruments:
-Interest rate swaps	27	46	—	46	—
Financial liabilities:
Derivative financial instruments:
-Cross currency swaps	27	(64)	—	(64)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

During the years ended December 31, 2018 and 2017, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

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

The fair value of other financial assets are the estimated amount that the Group would receive at the end of the reporting period, taking into account the current creditworthiness of the other financial assets counterparties.

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments
-Non-listed shares (1)	Market comparable companies	Discount for lack of marketability	20%

-Non-tradable shares (2)	Discounted cash flow	Expected profit growth rate during the projection period	11%

		Perpetual growth rate	3%

		Perpetual dividend payout rate	80%

		Expected dividend payout rate during the projection period	33%

		Discount rate	10.81%
Other non-current financial assets
-Non-listed shares (2)	Discounted cash flow	Expected profit growth rate during the projection period	11%-15%

		Perpetual growth rate	1%-4%

		Perpetual dividend payout rate	80%

		Expected dividend payout rate during the projection period	27%-44%

		Discount rate	9.66%-13.40%

(1)

The fair value of non-listed shares are determined by using comparable listed companies adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

(2)

The fair value of these non-tradable shares and non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, perpetual dividend payout rate and expected dividend payout rates during the projection period of respective investees, and negatively correlated to the discount rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

(3)

From January 1, 2018, any gain or loss arising from the remeasurement of the Group’s unlisted equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligations under finance leases are carried at amounts not materially different from their fair values as at December 31, 2018 and 2017.

5	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue

			2018	2017	2016
	Note		RMB million	RMB million	RMB million
				(Note)	(Note)
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
-Traffic revenue
– Passenger			128,038	112,791	102,502
– Cargo and mail			10,026	9,082	7,191
-Commission income			2,619	2,781	2,518
-Hotel and tour operation income			676	547	625
-General aviation income			476	467	461
-Ground services income			429	429	384
-Expired sales in advance of carriage			—	396	376
-Air catering income			391	335	253
-Cargo handling income			254	241	201
-Others			536	553	291

			143,445	127,622	114,802
Revenue from other sources:
-Rental income	19	(f)	178	184	179

			143,623	127,806	114,981

Note: The Group has initially applied IFRS 15 at January 1, 2018, using the cumulative effect method. Under this method, the comparative information is not restated (see Note 2(b)(ii)).

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 6(a) and 6(b) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

5	Operating revenue (continued)

(ii)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As at December 31, 2018, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,711 million (Note 39). This amount represents revenue expected to be recognised in the future when the customers take possession of the goods or services redeemed.

6	Segment reporting

(a)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities, which arises from different accounting policies are set out in Note 6(c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2018 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,532	1,975	(1,596)	—	2,911
Over time	139,671	3,822	(2,781)	—	140,712

Revenue from external customers	141,968	1,655	—	—	143,623
Inter-segment sales	235	4,142	(4,377)	—	—

Reportable segment revenue	142,203	5,797	(4,377)	—	143,623

Reportable segment profit before taxation	3,448	604	(60)	495	4,487

Reportable segment profit after taxation	2,567	457	(60)	492	3,456

Other segment information
Income tax	881	147	—	3	1,031
Interest income	107	18	—	—	125
Interest expense	3,054	148	—	—	3,202
Depreciation and amortisation	14,084	282	—	—	14,366
Impairment loss	12	—	—	—	12
Credit loss	2	1	—	—	3
Share of associates’ results	—	—	—	263	263
Share of joint ventures’ results	—	—	—	200	200
Fair value movement of financial instruments	—	—	—	12	12

Non-current assets additions during the year#	37,155	406	—	—	37,561

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2017 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	126,077	1,412	—	—	127,489
Inter-segment sales	159	2,823	(2,982)	—	—

Reportable segment revenue	126,236	4,235	(2,982)	—	127,489

Reportable segment profit before taxation	7,708	529	—	561	8,798

Reportable segment profit after taxation	5,875	381	—	577	6,833

Other segment information
Income tax	1,833	148	—	(16)	1,965
Interest income	74	15	—	—	89
Interest expense	2,724	23	—	—	2,747
Depreciation and amortisation	13,112	201	—	—	13,313
Impairment loss	440	2	—	—	442
Share of associates’ results	—	—	—	420	420
Share of joint ventures’ results	—	—	—	99	99
Remeasurement of the originally held equity interests in a joint venture	—	—	—	88	88
Fair value movement of derivative financial instruments	—	—	—	(64)	(64)
Non-current assets additions during the year#	30,776	1,828	—	—	32,604

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2016 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	113,490	1,302	—	—	114,792
Inter-segment sales	101	2,231	(2,332)	—	—

Reportable segment revenue	113,591	3,533	(2,332)	—	114,792

Reportable segment profit before taxation	6,471	459	—	717	7,647

Reportable segment profit after taxation	4,834	337	—	717	5,888

Other segment information
Income tax	1,637	122	—	—	1,759
Interest income	79	10	—	—	89
Interest expense	2,458	7	—	—	2,465
Depreciation and amortization	12,693	96	—	—	12,789
Impairment loss	127	3	—	—	130
Share of associates’ results	—	—	—	511	511
Share of joint ventures’ results	—	—	—	102	102
Gain on deemed disposal of a subsidiary	—	—	—	90	90
Non-current assets additions during the year#	29,126	120	—	—	29,246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at December 31, 2018 and December 31, 2017 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at December 31, 2018
Reportable segment assets	234,755	6,479	(1,829)	7,250	246,655
Reportable segment liabilities	167,806	2,391	(1,769)	44	168,472

As at December 31, 2017
Reportable segment assets	208,116	5,799	(402)	4,816	218,329
Reportable segment liabilities	154,391	2,111	(402)	64	156,164

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial instruments and equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interest in associates and joint ventures, available-for-sale financial assets ,other investments in equity securities, other equity instrument investments, other non-current financial assets , derivative financial instruments and deferred tax assets.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment are analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)	Revenue from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2018	2017	2016
	RMB million	RMB million	RMB million
Domestic	103,287	92,986	84,380
International	37,773	32,117	28,096
Hong Kong, Macau and Taiwan	2,563	2,386	2,316

	143,623	127,489	114,792

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis. (continued)

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

For the year ended December 31, 2018, disaggregation of revenue by major products or service lines in connection with each segment of the Group is as follows:

	Airline transportation operations	Other segments	Elimination	Total
	RMB million	RMB million	RMB million	RMB million
Main operation revenue
Passenger	128,038	—	—	128,038
Cargo and mail	10,026	—	—	10,026
Others	3,095	—	—	3,095

Total	141,159	—	—	141,159

Other operation income
Hotel and tour operation income	10	965	(299)	676
Air catering income	13	1,481	(1,103)	391
Others	1,021	3,351	(2,975)	1,397

Total	1,044	5,797	(4,377)	2,464

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

		2018	2017	2016
	Note	RMB million	RMB million	RMB million
Revenue
Reportable segment revenue		143,623	127,489	114,792
Reclassification of expired sales in advance of carriage	(i)	—	396	376
Reclassification of sales tax		—	(65)	(161)
Adjustments arising from business combinations under common control	(iv)	—	(14)	(26)

Consolidated revenue		143,623	127,806	114,981

		2018	2017	2016
	Note	RMB million	RMB million	RMB million
Profit before income tax
Reportable segment profit before taxation		4,487	8,798	7,647
Capitalisation of exchange difference of specific loans	(ii)	(124)	47	48
Government grants	(iii)	1	21	1
Adjustments arising from business combinations under common control	(iv)	—	8	(35)

Consolidated profit before income tax		4,364	8,874	7,661

		2018	2017
	Note	RMB million	RMB million
Assets
Reportable segment assets		246,655	218,329
Capitalization of exchange difference of specific loans	(ii)	72	196
Government grants	(iii)	(7)	(8)
Adjustments arising from business combinations under common control	(iv)	237	237
Others		(8)	(36)

Consolidated total assets		246,949	218,718

	2018	2017
	RMB million	RMB million
Liabilities
Reportable segment liabilities	168,472	156,164
Others	8	11

Consolidated total liabilities	168,480	156,175

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

Notes:

(i)

Expired sales in advance of carriage are recorded under non-operating income in the 2017 PRC GAAP financial statements. Such income is recognised as other operating revenue in the IFRS financial statements. Effective from January 1, 2018, ticket breakage revenue is included in traffic revenue, as a result of the adoption of IFRS 15 (see Note 2(b)(ii)), and the same adjustment was also adopted in the PRC GAAP financial statements.

(ii)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(iii)

Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined in approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the accounting policy change under PRC GAAP which became effective in 2017, the Group deducted the government grants related to purchase of assets (other than special funds) from the cost of the related assets. The accounting treatment is consistent with IFRSs.

The difference was resulted from government grants received prior to 2017 and recognised in capital reserve under PRC GAAP.

(iv)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

7	Flight operation expenses

	2018	2017	2016
	RMB million	RMB million	RMB million
Jet fuel costs	42,922	31,895	23,799
Flight personnel payroll and welfare	11,467	10,574	9,215
Aircraft operating lease charges	8,726	8,022	7,330
Air catering expenses	3,734	3,379	2,965
Civil Aviation Development Fund	2,940	2,720	2,565
Training expenses	894	1,184	1,120
Others	5,533	5,204	4,467

	76,216	62,978	51,461

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

8	Maintenance expenses

	2018	2017	2016
	RMB million	RMB million	RMB million
Aviation repair and maintenance charges	8,394	7,930	7,952
Staff payroll and welfare	2,736	2,620	2,363
Maintenance materials	1,574	1,327	1,003

	12,704	11,877	11,318

9	Aircraft and transportation service expenses

	2018	2017	2016
	RMB million	RMB million	RMB million
Landing and navigation fees	15,980	14,910	13,109
Ground service and other charges	8,399	8,025	7,106

	24,379	22,935	20,215

10	Promotion and selling expenses

		2018	2017	2016
	Note	RMB million	RMB million	RMB million
Sales commissions	(i)	2,027	1,935	1,926
Ticket office expenses		3,173	3,160	2,875
Computer reservation services		892	835	777
Advertising and promotion		217	196	173
Others		727	755	553

		7,036	6,881	6,304

Note:

(i) The Group applies the practical expedient in IFRS 15 and therefore expenses the portion of sales commissions which are regarded as directly related incremental costs of obtaining transportation contracts, as the amortisation period is less than one year.

11	General and administrative expenses

	2018	2017	2016
	RMB million	RMB million	RMB million
General corporate expenses	3,477	3,218	2,671
Auditors’ remuneration	18	14	13
- Audit services	15	14	13
- Non-audit services	3	—	—
Other taxes and levies	275	159	131

	3,770	3,391	2,815

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

12	Depreciation and amortisation

	2018	2017	2016
	RMB million	RMB million	RMB million
Depreciation
– Owned assets	8,193	8,080	7,569
– Assets acquired under finance leases	5,776	4,883	4,849
Amortisation of deferred benefits and gains	(68)	(161)	(131)
Other amortisation	407	360	332

	14,308	13,162	12,619

13	Staff costs

	2018	2017	2016
	RMB million	RMB million	RMB million
Salaries, wages and welfare	22,445	21,400	18,774
Defined contribution retirement scheme	2,387	2,114	1,886
Other retirement welfare subsidy	197	194	183
Early retirement benefits (Note 46)	1	1	3

	25,030	23,709	20,846

Staff costs relating to flight operation and maintenance are also included in the respective total amounts disclosed separately in Note 7 and Note 8 above.

14	Other net income

	2018	2017	2016
	RMB million	RMB million	RMB million
Government grants (Note)	4,348	3,075	2,837
Gains on disposal of property, plant and equipment and construction in progress
– Aircraft and spare engines and relating construction in progress	584	960	523
– Other property, plant and equipment	18	29	34
Penalty income	216	126	102
Others	272	258	339

	5,438	4,448	3,835

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the year ended December 31, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

15	Interest expense

	2018	2017	2016
	RMB million	RMB million	RMB million
Interest on borrowings	1,891	1,628	1,444
Interest relating to obligations under finance leases	2,409	2,009	1,598
Interest relating to provision for early retirement benefits (Note 46)	—	1	1

Total interest expense on financial liabilities not at fair value through profit or loss	4,300	3,638	3,043
Less: interest expense capitalised (Note)	(1,085)	(908)	(624)

	3,215	2,730	2,419

Interest rate swaps: cash flow hedge, reclassified from equity (Note 17)	(13)	17	46

	3,202	2,747	2,465

Note:

The weighted average interest rate used for interest capitalisation was 3.54% per annum in 2018 (2017: 3.32%; 2016: 3.22%).

16	Income tax

(a)	Income tax expense in the consolidated income statement

	2018	2017	2016
	RMB million	RMB million	RMB million
PRC income tax
–Provision for the year	962	2,280	2,203
–(Over)/under-provision in prior year	(27)	(2)	47

	935	2,278	2,250

Deferred tax (Note 29)
Origination and reversal of temporary differences	65	(302)	(487)

Tax expense	1,000	1,976	1,763

In respect of a majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and a majority of its PRC subsidiaries are subject to PRC income tax at 25% (2017: 25%; 2016: 25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% either because they are qualified as Advanced and New Technology Enterprises, or according to the preferential tax policy in locations, where those subsidiaries are located.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

16	Income tax (continued)

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2018	2017	2016
	RMB million	RMB million	RMB million
Profit before income tax	4,364	8,874	7,661

Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note 16(a))	1,089	2,179	1,857
Adjustments for tax effect of:
Non-deductible expenses	23	9	4
Share of results of associates and joint ventures and other non-taxable income	(121)	(137)	(154)
Taxable temporary differences for which no deferred tax liabilities were recognised	—	(27)	—
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognized	73	26	48
Utilization of unused tax losses and deductible temporary differences for which no deferred tax assets were recognized in prior years	(17)	(72)	(39)
(Over)/under-provision in prior year	(27)	(2)	47
Super deduction of research and development expenses	(20)	—	—

Tax expense	1,000	1,976	1,763

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

17	Other comprehensive income

	2018	2017	2016
	RMB million	RMB million	RMB million
		(Note)	(Note)
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	42	8	(38)
Reclassification adjustments for amounts transferred to profit or loss:
- interest expense (Note 15)	(13)	17	46
Net deferred tax debited to other comprehensive income	(7)	(6)	(2)

	22	19	6

Equity investments measured at FVOCI:
Changes in fair value recognised during the year	319	—	—
Net deferred tax debited to other comprehensive income	(80)	—	—

	239	—	—

Share of other comprehensive income of associates
Will not be reclassified to profit or loss	(4)	—	—
May be reclassified subsequently to profit or loss	—	2	(2)

	(4)	2	(2)

Differences resulting from the translation of foreign currency financial statements	(2)	—	—

Available-for-sale financial assets:
Changes in fair value recognized during the year	—	123	362
Net deferred tax debited to other comprehensive income	—	(31)	(90)

	—	92	272

Note: The Group has initially applied IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b)(i).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

18	Earnings per share

The calculation of basic earnings per share for the year ended December 31, 2018 is based on the profit attributable to equity shareholders of the Company of RMB2,895 million (2017: RMB5,961 million; 2016: RMB5,044 million) and the weighted average of 10,718,916,979 shares in issue during the year (2017: 9,923,585,348 shares; 2016: 9,817,567,000 shares).

	2018	2017	2016
	million	million	million
Issued ordinary shares at January 1	10,088	9,818	9,818
Effect of issuance of A shares (Note 48)	450	—	—
Effect of issuance of H shares (Note 48)	181	106	—

Weighted average number of ordinary shares at December 31	10,719	9,924	9,818

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended December 31, 2018, 2017 and 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net

			Aircraft
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost:
At January 1, 2017	669	11,068	97,317	93,872	19,570	6,200	228,696
Acquisitions through business combinations	—	326	—	—	1,136	94	1,556
Additions	—	28	1,336	7,592	1,635	569	11,160
Transfer from construction in progress (Note 20)	—	1,506	1,098	10,684	317	77	13,682
Transfer to lease prepayments	(18)	(143)	—	—	—	—	(161)
Reclassification on change of holding intention	150	(150)	—	—	—	—	—
Reclassification on exercise of purchase option	—	—	12,669	(12,669)	—	—	—
Transfer to assets held for sale	—	(20)	—	—	—	—	(20)
Disposals	(7)	(4)	(6,446)	(112)	(752)	(311)	(7,632)

At December 31, 2017	794	12,611	105,974	99,367	21,906	6,629	247,281

At January 1, 2018	794	12,611	105,974	99,367	21,906	6,629	247,281
Acquisitions through business combinations	—	51	—	—	12	34	97
Additions	—	48	3,644	7,049	1,250	424	12,415
Transfer from construction in progress (Note 20)	—	489	4,792	8,038	401	414	14,134
Reclassification on change of holding intention	19	(19)	—	—	—	—	—
Reclassification on exercise of purchase option	—	—	3,940	(3,940)	—	—	—
Transfer to assets held for sale (Note 35)	—	—	(1,804)	—	(106)	—	(1,910)
Disposals	—	(26)	(7,784)	(154)	(774)	(252)	(8,990)

At December 31, 2018	813	13,154	108,762	110,360	22,689	7,249	263,027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

			Aircraft
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:
At January 1, 2017	229	3,646	45,952	16,997	11,022	4,104	81,950
Depreciation charge for the year	29	390	5,783	4,883	1,280	598	12,963
Transfer to lease prepayments	(5)	(36)	—	—	—	—	(41)
Reclassification on change of holding intention	22	(22)	—	—	—	—	—
Reclassification on exercise of purchase options	—	—	4,757	(4,757)	—	—	—
Transfer to assets held for sale	—	(12)	—	—	—	—	(12)
Disposals	(5)	(1)	(5,351)	(112)	(623)	(266)	(6,358)
Provision for impairment losses	—	—	324	—	—	—	324
Impairment losses written off on disposals	—	—	(470)	—	(1)	—	(471)

At December 31, 2017	270	3,965	50,995	17,011	11,678	4,436	88,355

At January 1, 2018	270	3,965	50,995	17,011	11,678	4,436	88,355
Depreciation charge for the year	29	413	5,667	5,776	1,462	622	13,969
Reclassification on change of holding intention	15	(15)	—	—	—	—	—
Reclassification on exercise of purchase options	—	—	1,072	(1,072)	—	—	—
Transfer to assets held for sale (Note 35)	—	—	(1,582)	—	(104)	—	(1,686)
Disposals	—	(10)	(6,912)	(154)	(664)	(240)	(7,980)
Impairment losses written off on disposals (Note 19(c))	—	—	(322)	—	(1)	—	(323)

At December 31, 2018	314	4,353	48,918	21,561	12,371	4,818	92,335

Net book value:
At December 31, 2018	499	8,801	59,844	88,799	10,318	2,431	170,692

At December 31, 2017	524	8,646	54,979	82,356	10,228	2,193	158,926

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

(a)

As at December 31, 2018, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB912 million and RMB123 million respectively (December 31, 2017: RMB1,495 million and RMB123 million respectively).

(b)

As at December 31, 2018, certain aircraft of the Group with an aggregate carrying value of approximately RMB89,170 million (December 31, 2017: RMB83,687 million of aircraft and RMB206 million of other flight equipment) were mortgaged under certain loans or certain lease agreements (Note 36(a)(i), Note 36(a)(iii) and Note 37).

(c)

For the year ended December 31, 2018, 4 Boeing aircraft were disposed directly and 18 Airbus aircraft were disposed through sale and operating leaseback transactions, against which impairment provision had been provided in previous years and the impairment provision of RMB322 million for these aircraft was written off.

(d)

As at December 31, 2018, the Group reviewed the recoverable amounts of the aircraft and related assets and made no additional impairment. The estimates of recoverable amounts were based on the greater of the assets’ fair value less costs of disposal and the value in use. The fair value on which the recoverable amount is based is categorised as a level 3 measurement and it was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment.

(e)

As at December 31, 2018 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Guangxi, Guizhou, Xiamen, Hangzhou, Nanchang, Heilongjiang, Jilin, Dalian, Hunan, Beijing, Zhuhai, Shenyang, Shenzhen, Henan, Shantou, Xinjiang, Hainan, Shanghai, Hubei, and Chongqing, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2018, carrying value of such properties of the Group amounted to RMB5,289 million (December 31, 2017: RMB5,196 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(f)

The Group leased out investment properties under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB178 million (2017: RMB184 million; 2016: RMB179 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cessation of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2018	2017
	RMB million	RMB million
Within 1 year	55	61
After 1 year but within 5 years	39	70
After 5 years	7	14

	101	145

(g)

As at December 31, 2018, certain investment properties of the Group with an aggregate carrying value of approximately RMB18 million (December 31, 2017: RMB20 million) were mortgaged for certain bank borrowings (Note 36(a)(ii)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

20	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
At January 1, 2017	27,267	1,643	28,910
Additions	16,319	2,920	19,239
Transferred to property, plant and equipment	(12,099)	(1,583)	(13,682)
Transferred to other assets upon completion of development	—	(211)	(211)
Transferred to lease prepayments	—	(79)	(79)
Disposals	(3,944)	—	(3,944)

At December 31, 2017	27,543	2,690	30,233

At January 1, 2018	27,543	2,690	30,233
Additions	19,973	4,486	24,459
Transferred to property, plant and equipment (Note 19)	(13,231)	(903)	(14,134)
Transferred to other assets upon completion of development (Note 30)	—	(155)	(155)
Transferred to lease prepayments	—	(7)	(7)
Disposals	(2,605)	—	(2,605)

At December 31, 2018	31,680	6,111	37,791

21	Lease prepayments

Lease prepayments relate to the Group’s land use rights. In 2018, the amount of amortisation charged to consolidated income statement was RMB92 million (2017: RMB78 million; 2016: RMB75 million).

A majority of the Group’s properties are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at December 31, 2018 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain land used by the Group. As at December 31, 2018, carrying value of such land use rights of the Group amounted to RMB922 million (December 31, 2017: RMB827 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at December 31, 2018, certain land use rights of the Group with an aggregate carrying value of approximately RMB88 million (December 31, 2017: RMB90 million) were mortgaged for certain bank borrowings (Note 36(a)(ii)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

22	Goodwill

	2018	2017
	RMB million	RMB million
Cost and carrying amount:
At January 1	237	182
Acquisitions through business combinations	—	55

At December 31	237	237

Impairment tests for cash-generating units containing goodwill

	2018	2017
	RMB million	RMB million
Southern Airlines Group Import and Export Trading Company (“SAIETC”)	182	182
Xiamen Airlines Culture and Media Co., Ltd. (“XACM”)	55	55

Total	237	237

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

The cash flows of the above entities are discounted using pre-tax discount rates ranging from 10.5% to 13.5% (2017: 10.5% to 13.5%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
China Southern Airlines Henan Airlines Company Limited (i)	PRC	RMB6,000,000,000	60%	Airline transportation
Xiamen Airlines (i)&(vi)	PRC	RMB8,000,000,000	55%	Airline transportation
Chongqing Airlines Company Limited (i)	PRC	RMB1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (i)	PRC	RMB280,000,000	60%	Airline transportation
Zhuhai Airlines Company Limited (i)	PRC	RMB250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited (i)	PRC	RMB1,220,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB240,000,000	70.50%	Air catering
Guangzhou Baiyun International Logistic Company Limited (i)	PRC	RMB50,000,000	61%	Logistics operations
Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB18,000,000	100%	Airport ground services
Nan Lung International Freight Limited (“Nan Lung Freight”)	Hong Kong	HKD3,270,000	51%	Freight services
Southern Airlines General Aviation Company Limited(i)	PRC	RMB1,000,000,000	100%	General aviation
SAIETC (i)	PRC	RMB15,000,000	100%	Import and export agent services
Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”)(i)	PRC	RMB469,848,000	100%	Flight simulation services
China Southern Airlines Xiongan Airlines Company Limited (i)	PRC	RMB600,000,000	100%	Airline transportation
China Southern West Australian Flying College Pty Ltd (“Flying College”) (iv)	Australia	AUD39,651,627	84.30%	Pilot training services

(i)	These subsidiaries are PRC limited liability companies.
(ii)	This subsidiary is a sino-foreign equity joint venture company established in the PRC.
(iii)	Certain subsidiaries of the Group are PRC equity joint ventures which have limited terms pursuant to the PRC law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(iv)	Flying College

Pursuant to the subscription agreement entered into between the Company, CAE International Holding Limited, Nan Lung Holding Limited and Flying College, the Company made a capital injection of cash equivalent to RMB63 million to Flying College on November 20, 2018, as a result of which the Company’s equity interests in Flying College increased from 48.12% to 84.30%. After the capital injection, the Company is entitled to appoint all 3 members of Board of directors of Flying College in accordance with the subscription agreement, and Flying College thus became a subsidiary of the Company upon completion of the capital injection. The acquisition through the capital injection of Flying College enables the Group to engage in pilot flying training services.

In the period from the acquisition date to December 31, 2018, Flying College contributed a loss of RMB5 million to the Group’s results. If the acquisition had occurred on January 1, 2018, management estimates that consolidated revenue would have been increased by RMB0 million, and consolidated profit for the year would have been decreased by RMB60 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on January 1, 2018. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognized values on acquisition
RMB million
Non-current assets	153
Current assets	77
Current liabilities	(155)

Total net identifiable assets	75

Analysis of the net inflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	(63)
Cash and cash equivalents acquired	69

Net cash inflow	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

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

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:

	Note		Recognized values on acquisition
			RMB million
Property, plant and equipment, net	19		1,556
Lease prepayments			115
Trade and other receivables			70
Cash and cash equivalents			41
Other assets			32
Trade and other payables			(34)
Borrowings	36	(c)	(342)
Deferred tax liabilities			(30)
Other liabilities			(24)

Total net identifiable assets			1,384

Cash consideration paid			678
Cash and cash equivalents acquired			(41)

Net cash outflow			637

Effect of the acquisition on the Group’s consolidated income statements

Fair value of the originally held 51% equity interests	706
Less: carrying value of the originally held 51% equity interests	(597)

Remeasurement of the originally held 51% equity interests	109

Acquisition-related costs were minimal and included in “general and administrative expenses” in the consolidated income statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

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

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognized values on acquisition RMB million
Trade and other receivables	46
Cash and cash equivalents	2
Trade and other payables	(11)

Total net identifiable assets	37

Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	47
Cash and cash equivalents acquired	(2)

Net cash outflow	45

Goodwill

Goodwill was recognized as a result of the acquisitions as follows:

Recognized values on acquisition RMB million
Total consideration transferred	47
The fair value of 49% equity of XACM on the acquisition date	45
Less: fair value of identifiable net assets	(37)

Goodwill (Note 22)	55

The goodwill resulting from this acquisition represented the expected synergies from combining operations of XACM and the Group.

Acquisition-related costs were minimal and included in “general and administrative expenses” in the consolidated income statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(vii)

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

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognized values on acquisition RMB million
Property, plant and equipment	7
Trade and other receivables	124
Cash and cash equivalents	211
Trade and other payables	(124)

Total net identifiable assets	218

Consideration, satisfied by cash	400

Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	400
Cash and cash equivalents acquired	(211)

Net cash outflow	189

Goodwill

Goodwill was recognized as a result of the acquisitions as follows:

Recognized values on acquisition RMB million
Total consideration transferred	400
Fair value of identifiable net assets	(218)

Goodwill (Note 22)	182

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(viii)

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

Net book value as of the deemed disposal date RMB million
Assets deemed disposed of:
Property, plant and equipment	153
Other non-current assets	15
Trade and other receivables	5
Cash and cash equivalents	67
Other current assets	15
Trade and other payables	(32)
Other current liabilities	(48)
Non-current liabilities	(2)

Net identifiable assets	173

Non-controlling interests in the former subsidiary	(83)

90

Fair value of the remaining 42.80% equity interests	180

Net gain on deemed disposal and losing control	90

Net cash outflow from the deemed disposal	67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(ix)	Material non-controlling interests :

As at December 31, 2018, the balance of total non-controlling interests is RMB13,212 million (December 31, 2017: RMB12,607 million), of which RMB9,035 million (December 31, 2017: RMB8,547 million) is for Xiamen Airlines. The rest of non-controlling interests are not individually material.

Set out below are the summarized financial information for Xiamen Airlines.

	2018 RMB million	2017 RMB million
Non-controlling interests percentage	45%	45%

Current assets	4,029	2,422
Non-current assets	43,234	39,689
Current liabilities	(14,397)	(9,963)
Non-current liabilities	(13,678)	(14,086)
Net assets	19,188	18,062
Carrying amount of non-controlling interests	9,035	8,547

Revenue	30,225	26,114
Profit for the year	915	1,477
Total comprehensive income	1,111	1,578
Profit allocated to non-controlling interests	393	651
Dividend paid to non-controlling interests	68	73

Net cash generated from operating activities	3,559	3,696
Net cash generated from investing activities	889	3,671
Net cash used in financing activities	(4,363)	(7,613)

The information above is the amount before inter-company eliminations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Interest in associates

	2018 RMB million	2017 RMB million
Share of net assets	3,181	3,031

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as at December 31, 2018 are as follows:

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

The Group has interest in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2018 RMB million	2017 RMB million	2016 RMB million
Aggregate carrying amount of individually immaterial associates	3,181	3,031	2,590
Aggregate amounts of the Group’s share of:
Profit from continuing operations	263	431	509
Other comprehensive income	(4)	2	(2)

Total comprehensive income	259	433	507

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

25	Interest in joint ventures

	2018 RMB million	2017 RMB million
Share of net assets	2,812	1,015

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at December 31, 2018 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co., Ltd. (”GAMECO”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

MTU Maintenance Zhuhai Co. Ltd. (“MTU”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

There is no joint venture that is individually material to the Group.

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as follows:

	2018 RMB million	2017 RMB million	2016 RMB million
Aggregate carrying amount of individually immaterial joint ventures	2,812	1,015	1,522
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	200	99	102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

26	Financial assets

Non-current financial assets

			December 31, 2018	January 1, 2018	December 31, 2017
	Note		RMB million	RMB million	RMB million
Other equity instrument investments (FVOCI)
- Non-listed shares	(i	)	234	224	—
- Non-tradable shares	(ii	)	846	537	—

			1,080	761	—

Other non-current financial assets (FVPL)
- Listed shares	(ii	)	71	85	—
- Non-listed shares	(i	)	32	26	—

			103	111	—

Other investments in equity securities
- Unlisted equity securities, at cost	(i	)	—	—	103

Available-for-sale financial assets
- Listed shares	(ii	)	—	—	85
- Non-tradable shares	(ii	)	—	—	537

			—	—	622

Current financial assets

			December 31 2018	January 1 2018	December 31 2017
	Note		RMB million	RMB million	RMB million
Other financial assets	(iv	)	440	—	—

Notes:

(i)

Upon initial application of IFRS 9 at January 1, 2018 (see Note 2(b)), other investments in equity securities the Group held were remeasured and were either reclassified to “other non-current financial assets” measured at FVPL, or designated as “other equity instrument investments” measured at FVOCI, if such investments are held for strategic purpose.

(ii)

Upon initial application of IFRS 9 at January 1, 2018 (see Note 2(b)), available-for-sale financial assets were either reclassified to “other non-current financial assets” measured at FVPL, or designated as “other equity instrument investments” measured at FVOCI, if such financial assets are held for strategic purpose.

(iii)	Dividends received on the investments listed in (i) and (ii) above amounted to RMB20 million for the year of 2018 (2017: RMB18 million; 2016: RMB14 million).

(iv)	This represents certain financing product the Group purchased from a commercial bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

27	Derivative financial instruments

	2018 RMB million	2017 RMB million
Asset:
Interest rate swaps (a)	75	46

Liability
Cross currency swaps (b)	44	64

(a)

In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% per annum to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2018 amounted to USD393 million (December 31, 2017: USD460 million).

(b)

The Group entered into cross currency swaps to mitigate its interest rate risk and currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest rate ranging from 3.20% to 3.91% per annum (2017: 3.58% to 4.04% per annum) and principal payments in RMB. At December 31, 2018, the fair value of the cross currency swaps amounted to RMB44 million (December 31, 2017: RMB64 million). The notional principal of the outstanding cross currency swaps as at December 31, 2018 amounted to USD979 million (December 31, 2017: USD920 million).

28	Changes in fair value of financial instruments

	2018 RMB million	2017 RMB million
Other non-current financial assets (FVPL) (Note 26)	(8)	—
Cross currency swaps (Note 27)	20	(64)

	12	(64)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets/(liabilities)

(a)	Movements of net deferred tax assets are as follows:

	At the beginning of the year	Impact on initial application of IFRS 9/15	(Charged)/ credited to consolidated income statement	Charged to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2018
Deferred tax assets:
Accrued expenses	1,020	—	(91)	—	929
Provision for major overhauls	691	—	6	—	697
Deferred revenue	88	(88)	—	—	—
Contract liabilities/other non-current liabilities	—	87	(6)	—	81
Provision for impairment losses	248	—	(38)	—	210
Provision for tax losses	10	—	12	—	22
Change in fair value of derivative financial instruments	16	—	(5)	—	11
Others	82	—	3	—	85

	2,155	(1)	(119)	—	2,035

Deferred tax liabilities:
Provision for major overhauls	(216)	—	5	—	(211)
Depreciation allowances under tax in excess of the related depreciation under accounting	(633)	—	15	—	(618)
Change in fair value of derivative financial instruments	(11)	—	—	(7)	(18)
Change in fair value of available-for-sale equity securities	(141)	141	—	—	—
Change in fair value of other equity instrument investments	—	(156)	—	(80)	(236)
Change in fair value of other non-current financial assets	—	(21)	2	—	(19)
Fair value re-measurement of identifiable assets in business combination	(26)	—	1	—	(25)
Others	(49)	—	31	—	(18)

	(1,076)	(36)	54	(87)	(1,145)

Net deferred tax assets	1,079	(37)	(65)	(87)	890

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets/(liabilities) (continued)

(a)	Movements of net deferred tax assets are as follows: (continued)

	At the beginning of the year	Acquired in business combination	(Charged)/ credited to consolidated income statement	Charged to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2017
Deferred tax assets:
Accrued expenses	1,065	—	(45)	—	1,020
Provision for major overhauls	505	—	186	—	691
Deferred revenue	87	—	1	—	88
Provision for impairment losses	174	—	74	—	248
Provision for tax losses	—	—	10	—	10
Change in fair value of derivative financial instruments	—	—	16	—	16
Others	86	—	(4)	—	82

	1,917	—	238	—	2,155

Deferred tax liabilities:
Provision for major overhauls	(261)	—	45	—	(216)
Depreciation allowances under tax in excess of the related depreciation under accounting	(659)	—	26	—	(633)
Change in fair value of derivative financial instruments	(5)	—	—	(6)	(11)
Change in fair value of available-for-sale equity securities	(110)	—	—	(31)	(141)
Fair value remeasurement of identifiable assets in business combination	—	(30)	4	—	(26)
Others	(38)	—	(11)	—	(49)

	(1,073)	(30)	64	(37)	(1,076)

Net deferred tax assets	844	(30)	302	(37)	1,079

(b)	Reconciliation to the consolidated statement of financial position:

	2018	2017
	RMB million	RMB million
Net deferred tax asset recognised in the statement of financial position	1,566	1,662
Net deferred tax liability recognised in the statement of financial position	(676)	(583)

	890	1,079

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets/(liabilities) (continued)

(c)	Deferred tax assets not recognized

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group’s unused tax losses of RMB492 million (2017: RMB543 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	2018 RMB million	2017 RMB million
Expiring in:
2018	—	171
2019	193	193
2020	—	—
2021	95	96
2022	82	83
2023	122	—

	492	543

As at December 31, 2018, the Group’s other deductible temporary differences amounting to RMB822 million (December 31, 2017: RMB653 million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

30	Other assets

	Prepayment for exclusive use right of an airport terminal	Software	Leasehold improvements	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At January 1, 2017	230	255	119	404	1,008
Additions	—	33	44	402	479
Acquisitions through business combinations	—	2	—	—	2
Transferred from construction in progress (Note 20)	—	142	56	13	211
Disposals	—	(4)	—	(20)	(24)
Amortization for the year	(10)	(112)	(38)	(122)	(282)

At December 31, 2017	220	316	181	677	1,394

At January 1, 2018	220	316	181	677	1,394
Additions	—	105	—	407	512
Acquisitions through business combinations	—	—	36	—	36
Transferred from construction in progress (Note 20)	—	69	86	—	155
Disposals	—	—	—	(6)	(6)
Amortization for the year	(10)	(118)	(61)	(126)	(315)

At December 31, 2018	210	372	242	952	1,776

Representing:

		2018	2017
	Notes	RMB million	RMB million
Amount paid to related parties	42(b)&51(c)	227	160
Amount paid to third parties and others		1,549	1,234

		1,776	1,394

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

31	Inventories

	2018	2017
	RMB million	RMB million
Consumable spare parts and maintenance materials	1,688	1,638
Other supplies	232	210

	1,920	1,848
Less: provision	(221)	(226)

	1,699	1,622

Provision of inventory is shown as below:

	2018	2017
	RMB million	RMB million
At January 1	226	144
Provision for inventories	12	110
Provision written off upon disposal	(17)	(28)

At December 31	221	226

32	Trade receivables

	2018	2017
	RMB million	RMB million
Trade receivables	2,937	2,712
Less: loss allowance	(36)	(37)

	2,901	2,675

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2018	2017
	RMB million	RMB million
Within 1 month	2,325	2,067
More than 1 month but less than 3 months	492	497
More than 3 months but less than 12 months	90	112
More than 1 year	30	36

	2,937	2,712
Less: loss allowance	(36)	(37)

	2,901	2,675

All of the trade receivables are expected to be recovered within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

32	Trade receivables (continued)

(b)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2018	2017
	RMB million	RMB million
RMB	2,430	2,061
USD	179	179
EURO	104	171
AUD	6	52
TWD	27	33
GBP	13	36
Others	178	180

	2,937	2,712

As at December 31, 2018, the fair value of trade receivables approximates its carrying amount.

33	Other receivables

		2018	2017
	Notes	RMB million	RMB million
VAT recoverable		5,342	3,684
Rebate receivables on aircraft acquisitions		686	699
Term deposits	(i)	264	313
Deposits for aircraft purchase		426	—
Government grants receivables	(ii)	982	—
Others		320	539

		8,020	5,235
Less: loss allowance		(5)	(3)

		8,015	5,232

Notes:

(i)	Term deposits have a maturity over 3 months at acquisition. The weighted average annualised interest rate of term deposits as at December 31, 2018 is 2.26% (December 31, 2017: 2.01%).

(ii)	Government grants receivables are recognised as there is reasonable assurance that they will be received and the Group has complied with the conditions attaching to them.

As at December 31, 2018, the fair value of other receivables approximates its carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2018 RMB million	2017 RMB million
Deposits in banks and other financial institutions	19	—
Cash at bank and other financial institutions and on hand	6,909	6,826

Cash and cash equivalents in the consolidated statement of financial position	6,928	6,826

As at December 31, 2018, the fair value of cash and cash equivalents approximates its carrying amount.

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2018 RMB million	2017 RMB million
RMB	6,281	4,377
USD	267	2,038
EURO	53	71
AUD	138	—
JPY	22	27
HKD	22	123
Others	145	190

	6,928	6,826

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(b)	Reconciliation of profit before income tax to cash generated from operating activities:

	Note	2018 RMB million	2017 RMB million	2016 RMB million
			(Note)	(Note)
Profit before income tax		4,364	8,874	7,661
Depreciation charges	12	13,969	12,963	12,418
Other amortisation	12	407	360	332
Amortisation of deferred benefits and gains	12	(68)	(161)	(131)
Impairment losses on property, plant, equipment	19	—	324	71
Share of associates’ results	24	(263)	(431)	(509)
Share of joint ventures’ results	25	(200)	(99)	(102)
Gain on disposal of property, plant and equipment and construction in progress	14	(602)	(989)	(557)
Gain on deemed disposal of equity interest in a subsidiary		—	—	(90)
Changes in fair value of financial instruments	28	(12)	64	—
Remeasurement of the originally held equity interests in a joint venture		—	(109)	—
Interest income		(125)	(89)	(89)
Interest expense	15	3,202	2,747	2,465
Dividends income from other non-current financial assets		(20)	—	—
Dividend income from investments		—	(18)	(14)
Exchange losses/(gain), net		2,820	(642)	3,368
(Increase)/decrease in inventories		(77)	(34)	18
(Increase)/decrease in trade receivables		(226)	314	(409)
(Increase)/decrease in other receivables		(2,783)	(1,840)	637
(Increase)/decrease in prepaid expenses and other current assets		(2,325)	81	(224)
Increase in net amounts due to related companies		12	15	186
Increase/(decrease) in trade payables		184	222	(597)
Increase in contract liabilities		232	—	—
Increase/(decrease) in sales in advance of carriage		1,441	(567)	1,289
Increase in other non-current liabilities		218	—	—
Increase in accrued expenses		312	223	2,066
Increase/(decrease) in other liabilities		839	762	(186)
Increase in deferred revenue		—	430	86
Increase in provision for major overhauls		23	719	194
Decrease in provision for early retirement benefits		(1)	(3)	(7)
(Decrease)/increase in deferred benefits and gains		(147)	362	(195)

Cash generated from operating activities		21,174	23,478	27,681

Note: The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities

	Bank loans and other borrowings	Obligations under finance leases	Interest rate swaps held to hedge borrowings (assets)	Cross currency swaps	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 36)	(Note 37)	(Note 27)	(Note 27)
At January 1, 2018	48,287	67,924	(46)	64	116,229
Changes from financing cash flows:
Proceeds from bank borrowings	34,385	—	—	—	34,385
Proceeds from issuance of ultra-short-term financing bills	5,500	—	—	—	5,500
Proceeds from corporate bonds	2,000	—	—	—	2,000
Repayment of bank borrowings	(34,260)	—	—	—	(34,260)
Repayment of ultra-short-term financing bills	(1,500)	—	—	—	(1,500)
Repayment of corporate bonds	(345)	—	—	—	(345)
Repayment of principal under finance lease obligations	—	(10,433)	—	—	(10,433)

Total changes from financing cash flows	5,780	(10,433)	—	—	(4,653)

Exchange adjustments	350	1,440	—	—	1,790
Changes in fair value	—	—	(29)	(20)	(49)
Other changes:
Additions of obligations under finance leases (Note 53)	—	13,290	—	—	13,290

Total other changes	—	13,290	—	—	13,290

At December 31, 2018	54,417	72,221	(75)	44	126,607

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities (continued)

	Bank loans and other borrowings	Obligations under finance leases	Interest rate swaps held to hedge borrowings (assets)	Cross currency swaps	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 36)	(Note 37)	(Note 27)	(Note 27)
At January 1, 2017	45,504	62,222	(21)	—	107,705
Changes from financing cash flows:
Proceeds from bank borrowings	42,854	—	—	—	42,854
Proceeds from issuance of ultra-short-term financing bills	1,000	—	—	—	1,000
Repayment of bank borrowings	(18,311)	—	—	—	(18,311)
Repayment of ultra-short-term financing bills	(22,986)	—	—	—	(22,986)
Repayment of principal under finance lease obligations	—	(9,835)	—	—	(9,835)

Total changes from financing cash flows	2,557	(9,835)	—	—	(7,278)

Exchange adjustments	(116)	(1,746)	—	—	(1,862)
Changes in fair value	—	—	(25)	64	39
Other changes:
Acquisitions through business combinations	342	—	—	—	342
Additions of obligations under finance leases (Note 53)	—	17,283	—	—	17,283

Total other changes	342	17,283	—	—	17,625

At December 31, 2017	48,287	67,924	(46)	64	116,229

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

35	Assets held for sale

Assets held for sale mainly represent property, plant and equipment which are planned to be sold in the next 12 months and are measured at the lower of their carrying amounts and fair values less costs to sell.

		2018	2017
	Note	RMB million	RMB million
Owned aircraft and other flight equipment	19	224	—
Buildings	19	—	8

		224	8

As at December 31, 2018, the carrying amount of the assets held for sale is RMB224 million, while their fair value less cost to sell is RMB238 million. The fair value on which the recoverable amount is based is categorised as a level 3 measurement.

36	Borrowings

(a)	As at December 31, borrowings are analysed as follows:

	2018	2017
	RMB million	RMB million
Non-current

Long-term borrowings
– secured (Notes (i)&(ii)&(iii))	511	596
– unsecured	8,911	5,427

	9,422	6,023

Corporate bond
– unsecured (Note (iv))	4,655	10,000

Medium-term notes
– unsecured (Note (v))	1,599	4,696

	15,676	20,719

Current

Current portion of long-term borrowings
– secured (Notes (i)&(ii)&(iii))	94	208
– unsecured	808	3,734
Short-term borrowings
– unsecured	20,739	20,626
Ultra short-term financing bills
– unsecured	4,000	—

	25,641	24,568
Current portion of corporate bond
– unsecured (Note (iv))	13,100	3,000

	38,741	27,568

Total borrowings	54,417	48,287

The borrowings are repayable:

Within one year	38,741	27,568
In the second year	7,757	9,126
In the third to fifth year	6,004	11,566
After the fifth year	1,915	27

Total borrowings	54,417	48,287

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Borrowings (continued)

(a)	As at December 31, 2018, borrowings are analysed as follows (continued):

Notes:

(i)

As at December 31, 2018, bank borrowings of the Group totalling RMB390 million (December 31, 2017: RMB440 million) were secured by mortgages over certain of the Group’s aircraft with aggregate carrying amounts of RMB373 million (December 31, 2017: RMB1,331 million).

(ii)

As at December 31, 2018, bank borrowings of the Group amounting to RMB215 million (December 31, 2017: RMB265 million) were secured by certain land use rights of RMB88 million (December 31, 2017: RMB90 million) and investment properties of RMB18 million (December 31, 2017: RMB20 million).

(iii)	As at December 31, 2017, bank borrowings of RMB99 million were secured by certain of the other flight equipment with aggregate carrying amounts of RMB206 million.
(iv)

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on November 20, 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB345 million were redeemed by the Company in 2018 at the request of investors.

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

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on November 26, 2018 at a bond rate of 3.92%. The corporate bonds mature in three years.

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

(b)	As at December 31, 2018, the Group’s weighted average interest rates on short-term borrowings were 3.92% per annum (December 31, 2017: 3.76% per annum).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Borrowings (continued)

(c)	Details of borrowings with original maturity over one year are as follows:

	2018	2017
	RMB million	RMB million
Renminbi denominated loans
Fixed interest rate at 1.20% per annum as at December 31, 2018, with maturities through 2027	19	20
Corporate Bond - Fixed bond rate at 2.97%~3.92%	14,655	13,000
Medium-term notes - Fixed interest rate at 2.97%~3.38%	4,699	4,696
Floating interest rates 90%, 95%, 100% of benchmark interest rate (stipulated by PBOC) as at December 31, 2018, with maturities through 2033	10,213	9,781

USD denominated loans
Floating interest rates at three-month LIBOR + 3.30% per annum as at December 31, 2017, with maturities through 2019	—	98
Floating interest rates at three-month LIBOR + 2.1% per annum as at December 31, 2017, with maturities through 2018	—	66
Fixed interest rate at 3.32% per annum as at December 31, 2018, with maturities through 2020	92	—

	29,678	27,661
Less: loans due within one year classified as current liabilities	(14,002)	(6,942)

	15,676	20,719

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2018	2017
	RMB million	RMB million
Renminbi	47,607	40,086
USD	6,810	8,201

	54,417	48,287

The Group has certain borrowings as well as significant obligations under finance leases (Note 37) which are denominated in USD as at December 31, 2018. The net exchange loss of RMB1,853 million for the year ended December 31, 2018 (2017: net exchange gain of RMB1,801 million; 2016: net exchange loss of RMB3,276 million) was mainly attributable to the translation of balances of borrowings and obligations under finance leases which are denominated in USD.

(e)

The balance of short-term borrowings as at December 31, 2018 included entrusted loans from CSAH via SA Finance to the Group amounted to RMB500 million (December 31, 2017: RMB105 million) (Note 51(d)(ii)).

(f)	As at December 31, 2018, the fair value of borrowings approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

(g)

Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to certain of the Group’s consolidated statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at December 31, 2018 and 2017, none of the covenants relating to drawn down facilities had been breached.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

37	Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2019 to 2030. The Group has made careful assessment on the classification of leased aircraft pursuant to IAS 17 and believes all leased aircraft classified as finance lease meet one or more of the criteria as set out in IAS 17 that would lead to a lease being classified as a finance lease.

As at December 31, 2018 and 2017, future payments under these finance leases are as follows:

	2018			2017
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	9,555	12,062	2,507	8,341	10,764	2,423
After 1 year but within 2 years	9,572	11,738	2,166	8,145	10,257	2,112
After 2 years but within 5 years	32,285	36,765	4,480	25,376	29,627	4,251
After 5 years	20,809	22,200	1,391	26,062	28,251	2,189

	72,221	82,765	10,544	67,924	78,899	10,975
Less: balance due within one year classified as current liabilities	(9,555)			(8,341)

	62,666			59,583

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

37	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2018	2017
	RMB million	RMB million
USD denominated obligations
Fixed interest rates ranging from 1.75% to 5.03% per annum as at December 31, 2018	8,630	7,803
Floating interest rates ranging from three-month LIBOR + 0.18% to three-month LIBOR + 2.95% per annum as at December 31, 2018	9,617	12,544
Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at December 31, 2018	8,620	11,327

Singapore Dollars denominated obligations
Floating interest rate at six-month SIBOR + 1.44% per annum as at December 31, 2018	244	292

Japanese Yen denominated obligations
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at December 31, 2018	1,228	1,279
Floating interest rate at six-month TIBOR + 3.00% per annum as at December 31, 2018	229	295

Renminbi denominated obligations
Fixed rate at 4.1% to 4.3% as at December 31, 2018	1,097	856
Floating interest rates ranging from 75.0% to 106.5% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at December 31, 2018	38,222	28,804
Floating interest rate at three-month CHN HIBOR + 0.38% as at December 31, 2018	407	455

Euro denominated obligations
Floating interest rate ranging from three-month EURIBOR + 0.32% to three-month EURIBOR + 2.20% per annum as at December 31, 2018	2,440	2,701
Floating interest rates ranging from six-month EURIBOR + 1.45% to six-month EURIBOR + 1.80% per annum as at December 31, 2018	1,487	1,568

	72,221	67,924

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

37	Obligations under finance leases (continued)

As at December 31, 2018, certain of the Group’s aircraft with carrying amounts of RMB88,739 million (December 31, 2017: RMB82,356 million) secured finance lease obligations totalling RMB72,221 million (December 31, 2017: RMB67,924 million).

As at December 31, 2018, the fair value of obligations under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

38	Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	2018	2017
	RMB million	RMB million
Within 1 month	406	465
More than 1 month but less than 3 months	829	533
More than 3 months but less than 6 months	476	497
More than 6 months but less than 1 year	423	443
More than 1 year	175	187

	2,309	2,125

As at December 31, 2018, the fair value of trade payables approximate their carrying amount.

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2018	2017
	RMB million	RMB million
Renminbi	1,910	1,832
USD	376	209
Others	23	84

	2,309	2,125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

39	Contract liabilities / Deferred revenue

The amounts represent the unredeemed credits under the frequent flyer award programmes. Movement in the accounts is set out below:

RMB million
Deferred revenue:
Balance at December 31, 2017	3,351
Representing:
-Current	1,502
-Non-current	1,849

3,351
Impact on initial application of IFRS15
- Change in measurement of revenue under frequent flyer award programmes	(90)
-Change in presentation	(3,261)

Balance at January 1, 2018	—

Contract liabilities:
Balance at December 31, 2017	—
Impact on initial application of IFRS15	3,261

Balance at January 1, 2018	3,261
Addition as a result of increase of the unredeemed credits under the frequent flyer award programmes	2,161
Reduction as a result of revenue recognised during the year	(1,711)
Representing:
-Recognised as revenue from opening balance of contract liabilities	(1,461)
-Recognised as revenue from current year addition of contract liabilities	(250)

Balance at December 31, 2018	3,711

Representing:
-Current	1,693
-Non-current (Note 41)	2,018

As at December 31, 2018, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,711 million. This amount represents revenue expected to be recognised in the future when the customers take possession of the goods or services redeemed.

40	Sales in advance of carriage

As at December 31, 2018, the amount of sales in advance of carriage represents revenue expected to be recognised in the future when the customers take possession of and accept the passenger transportation services to be provided by the Group. During the year, RMB7,279 million which was included in the opening balance of the sales in advance of carriage was recognised as revenue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

41	Other non-current liabilities

		2018
	Note	RMB million
Unredeemed credits under the frequent flyer award programmes (Note 39)	(i)	2,018
Others		18

		2,036

(i)

Prior to January 1, 2018, the Company recorded unredeemed credits under the frequent flyer award programmes with “deferred revenue”. Upon initial application of IFRS 15, the current portion of such unredeemed credits is recorded under “contract liabilities”, whereas the non-current portion is recorded under in “other non-current liabilities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

42	Balances with related companies

(a)	Amounts due from related companies

		2018	2017
	Note	RMB million	RMB million
Current
CSAH and its affiliates		51	9
Associates		22	18
Joint ventures		17	49

	51(c)	90	76

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Amounts paid to related companies

		2018	2017
	Note	RMB million	RMB million
Non-current
CSAH and its affiliates	30&51(c)	80	160
An associate		147	—

		227	160

(c)	Amounts due to related companies

		2018	2017
	Note	RMB million	RMB million
CSAH and its affiliates		49	50
Associates		12	1
Joint ventures		63	48
Other related companies		3	2

	51(c)	127	101

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

43	Accrued expenses

	2018	2017
	RMB million	RMB million
Repairs and maintenance	4,468	4,806
Jet fuel costs	1,900	1,345
Salaries and welfare	3,212	3,362
Landing and navigation fees	2,492	2,757
Computer reservation services	585	541
Provision for major overhauls (Note 45)	821	562
Interest expenses	771	740
Air catering expenses	166	148
Provision for early retirement benefits (Note 46)	2	4
Others	1,265	1,105

	15,682	15,370

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

44	Other liabilities

	2018	2017
	RMB million	RMB million
Civil Aviation Development Fund and airport tax payable	2,012	1,788
Payable for purchase of property, plant and equipment	1,608	1,194
Sales agent deposits	597	507
Other taxes payable	443	569
Deposit received for chartered flights	186	191
Others	1,727	1,485

	6,573	5,734

As at December 31, 2018, the fair value of the balances approximate their carrying amount.

45	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2018	2017
	RMB million	RMB million
At January 1	3,370	2,857
Additional provision	943	1,063
Utilization	(661)	(550)

At December 31	3,652	3,370
Less: current portion (Note 43)	(821)	(562)

	2,831	2,808

46	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2018	2017
	RMB million	RMB million
At January 1	7	13
Provision for the year (Note 13)	1	1
Financial cost (Note 15)	—	1
Payments made during the year	(4)	(8)

At December 31	4	7
Less: current portion (Note 43)	(2)	(4)

	2	3

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

47	Deferred benefits and gains

	2018	2017
	RMB million	RMB million
Leases rebates (Note (i))	47	54
Maintenance rebates (Note (ii))	746	807
Gains relating to sale and leaseback (Note (iii))	15	28
Government grants	85	149
Others	13	15

	906	1,053

Notes:

(i)

The Group was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortized using the straight line method over the remaining lease terms.

(ii)	The Group was granted rebates by the engine suppliers under certain arrangements when it fulfilled certain requirements. The rebates are deferred and amortized over the beneficial period.
(iii)	The Group entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortized over the lease terms of the aircraft.

48	Share capital

	2018	2017
	RMB million	RMB million
Registered, issued and paid up capital:

Trade-restricted:
489,202,658 domestic state-owned shares of RMB1.00 each (Note (ii))	489	—
1,088,870,431 A shares of RMB1.00 each (Note (ii))	1,089	—
600,925,925 H shares of RMB1.00 each (Note (ii))	601	—

	2,179	—
Tradable:
4,039,228,665 domestic state-owned shares of RMB1.00 each (2017: 4,039,228,665 shares of RMB1.00 each)	4,039	4,039
2,983,421,335 A shares of RMB1.00 each (2017: 2,983,421,335 shares of RMB1.00 each)	2,984	2,984
3,065,523,272 H shares of RMB1.00 each (2017: 3,065,523,272 shares of RMB1.00 each)	3,065	3,065

	10,088	10,088
	12,267	10,088

Notes:

(i)	All the domestic state-owned, H and A shares rank pari passu in all material respects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

48	Share capital (continued)

(ii)

In September 2018, the Company issued 1,578,073,089 A shares (“new A shares”) to CSAH and other six entities at the price of RMB6.02 per share, and issued 600,925,925 H shares (“new H shares”) to a fellow subsidiary of CSAH at the price of HKD6.034 per share. The total cash consideration for the above share issuances amounted to RMB12,664 million, of which RMB15 million was issuance costs, RMB 2,179 million was credited to share capital and RMB10,470 million was credited to share premium (see Notes 49 and 59). The new A shares issued to CSAH are restricted for trading within 36 months upon completion of the issuance, whereas other new A shares issued to other parties are restricted for trading within 12 months upon completion of the issuances. Further, in accordance with the H shares subscription agreement entered into between the Company and the fellow subsidiary of CSAH, the fellow subsidiary of CSAH committed not to trade or transfer any of the new H shares within 36 months upon completion of the issuance.

49	Reserves

	Note	Share premium	Fair value reserve (recycling)	Fair value reserve (non- recycling)	Other reserves	Retained profits	Total
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at January 1, 2017		14,131	209	—	2,078	17,220	33,638

Changes in equity for 2017:
Total comprehensive income for the year		—	66	—	1	5,961	6,028
Dividends approved in respect of the previous year		—	—	—	—	(982)	(982)
Appropriations to reserves		—	—	—	492	(492)	—
Issuance of shares		1,051	—	—	—	—	1,051
Dilution and change of non-controlling interests and other reserves		—	—	—	113	—	113

Balance at December 31, 2017		15,182	275	—	2,684	21,707	39,848

Impact on initial application of IFRS 15		—	—	—	—	526	526
Impact on initial application of IFRS 9		—	(240)	303	—	40	103

Adjusted balance at January 1, 2018 (Note)		15,182	35	303	2,684	22,273	40,477

Changes in equity for 2018:
Total comprehensive income for the year		—	22	133	(2)	2,895	3,048
Dividends approved in respect of the previous year	49(b)	—	—	—	—	(1,009)	(1,009)
Appropriations to reserves		—	—	—	221	(221)	—
Issuance of shares	48(ii)	10,470	—	—	—	—	10,470
Change in other reserves		—	—	—	4	—	4

Balance at December 31, 2018		25,652	57	436	2,907	23,938	52,990

Note: The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Reserves (continued)

(b)	Dividends

Dividends payable to equity shareholders of the Company attributable to the year:

	2018	2017
	RMB million	RMB million
Final dividend proposed after the end of the reporting year of RMB0.05 per share (2017: RMB0.10 per share) (inclusive of applicable tax)	613	1,009

A dividend in respect of the year ended December 31, 2018, of RMB0.05 per share (inclusive of applicable tax) (2017: RMB0.10 per share (inclusive of applicable tax)), amounting to a total dividend of RMB613 million (2017: RMB1,009 million), was proposed by the directors on March 29, 2019. The dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

50	Commitments

(a)	Capital commitments

Capital commitments outstanding as at December 31, 2018 and 2017, not provided for in the financial statements were as follows:

	2018	2017
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorized and contracted for	82,199	86,834

Investment commitments
– authorized and contracted for
– capital contributions for acquisition of interests in a joint venture	14	—
– share of capital commitments of a joint venture	26	18

	40	18

– authorized but not contracted for
– share of capital commitments of a joint venture	21	22

	61	40

Commitments for other property, plant and equipment
– authorized and contracted for	7,224	6,386
– authorized but not contracted for	14,062	15,636

	21,286	22,022

	103,546	108,896

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50	Commitments (continued)

(a)	Capital commitments (continued)

As at December 31, 2018 and 2017, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2018	2017
	RMB million	RMB million
2018	—	28,125
2019	38,141	28,370
2020	32,395	22,686
2021	8,628	4,808
2022 and afterwards	3,035	2,845

	82,199	86,834

(b)	Operating lease commitments

As at December 31, 2018 and 2017, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2018	2017
	RMB million	RMB million
Payments due:
Within 1 year	9,217	8,283
After 1 year but within 5 years	35,429	31,175
After 5 years	31,083	30,007

	75,729	69,465

51	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive directors) as disclosed in Note 59, is as follows:

	2018	2017	2016
	RMB ’000	RMB ’000	RMB ’000
Salaries, wages and welfare	15,218	12,151	8,219
Retirement scheme contributions	1,797	1,841	1,594

	17,015	13,992	9,813

	2018	2017	2016
	RMB ’000	RMB ’000	RMB ’000
Directors and supervisors (Note 59)	878	2,952	2,159
Senior management	16,137	11,040	7,654

	17,015	13,992	9,813

Total remuneration is included in “staff costs” (Note 13).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

51	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

Details of the significant transactions carried out by the Group are as follows:

		2018	2017	2016
	Note	RMB million	RMB million	RMB million
Income received from CSAH and its affiliates
Cargo handling income and rental income	(i)	4	3	6
Aviation material sales income	(ii)	6	4	—
Entrusted management income	(iii)	27	—	—
Others		9	8	1

Expenses paid to CSAH and its affiliates
Cargo handling charges	(i)	111	112	117
Commission expenses	(i)	14	44	99
Transportation expense	(i)	10	—	—
Maintenance material purchase expense and lease charges for maintenance material	(ii)	98	43	—
Software service expenses	(ii)	5	4	—
Air catering supplies expenses	(iv)	135	125	124
Repairing charges	(v)	1,184	1,537	1,877
Lease charges for land and buildings	(vi)	294	189	193
Handling charges	(xxv)	—	—	60
Property management fee	(vii)	106	72	70
Acquisition of property	(viii)	160	—	—
Others		5	12	14

Expenses paid to joint ventures and associates
Repairing charges	(v)	786	—	—
Repairing charges and maintenance material purchase expenses	(ix)	2,692	2,492	2,073
Flight simulation service charges	(x)	—	194	342
Training expenses	(xi)	—	36	110
Ground service expenses	(xii)	123	123	120
Air catering supplies	(xiii)	98	109	115
Advertising expenses	(xiv)	105	74	71
Property management fee	(xv)	28	26	—
Others		7	6	3

Income received from joint ventures and associates
Maintenance material sales and handling income	(xvi)	15	28	10
Disposal of equipment	(xv)	—	—	39
Rental income	(x)	—	18	33
Entrustment income for advertising media business	(xiv)	1	20	22
Repairing income	(xvii)	11	1	12
Air catering supplies income	(xvii)	16	26	23
Commission income	(xviii)	20	26	26
Ground service income	(xix)	13	10	9
Labor service income and rental income	(xx)	22	20	—
Others		13	7	8

Income received from other related company
Air tickets income	(xxi)	9	6	9

Expenses paid to other related companies
Advertising expenses	(xxi)	10	10	9
Computer reservation services	(xxiii)	592	576	523
Aviation supplies expenses	(xxii)	48	39	36
Canteen Service	(xxii)	19	15	—
Others		3	4	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

51	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	Note	2018	2017	2016
		RMB million	RMB million	RMB million
Acquisition from CSAH and its affiliates
Acquisition of a subsidiary	(xiv)	—	47	400
Acquisition of property, plant and equipment	(xxvi)	—	—	56
Equity transaction	(v)	1,602	—	—

Aircraft related transactions with CSAH and its affiliates
Finance lease of aircraft	(xxiv)	8,221	6,831	—
Operating lease charges on aircraft	(xxiv)	91	—	—
Consideration of disposal of aircraft	(xxiv)	481	—	—

(i)

China Southern Airlines Group Ground Services Co., Ltd. (“GSC”) is a wholly-owned subsidiary of CSAH. Cargo handling income/charges are earned/payable by the Group in respect of the cargo handling service with GSC.

Commission is earned by GSC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association. GSC also provides transportation service to the Group.

In addition, the Group leased certain equipment to GSC under operating lease agreements.

(ii)	China Aviation Supplies Holding Company (“CASC”) is an associate of CSAH

The Group purchases software service, as well as purchases and leases maintenance material from CASC, and CASC also purchases maintenance material from the Group.

(iii)	The Group provides entrusted management service to CSAH.

(iv)	Shenzhen Air Catering Co., Ltd. (“SACC”) is an associate of CSAH.

Air catering supplies expenses are payable by the Group in respect of certain in-flight meals and related services with SACC.

(v)	MTU, a former joint venture of CSAH, provides comprehensive maintenance services to the Group.

The CSAH Group subscribed the new A shares (Note 48) of the Company with the equity interests held in MTU, which representing 50% of the total equity interests, and a cash consideration of RMB1,204 million.

(vi)	The Group leases certain land and buildings in the PRC from CSAH and its affiliates. The amount represents rental payments for land and buildings paid or payable to CSAH and its affiliates.

(vii)

China Southern Airlines Group Property Management Co., Ltd., a wholly-owned subsidiary of CSAH. COHL&CSAH Construction Development Co.,Ltd., a joint venture of CSAH. Both of them provide property management services to the Group.

(viii)	The Group acquires properties from COHL&CSAH Construction Development Co.,Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

51	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(ix)	GAMECO and Shenyang Northern Aircraft Maintenance Ltd. (“SNAM”), joint ventures of the Group, provide comprehensive maintenance services to the Group.

The Group also purchases maintenance material from GAMECO.

(x)

Zhuhai Xiang Yi, a former joint venture of the Group, provides flight simulation services to the Group. In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi.

In July 2017, Zhuhai Xiang Yi became a wholly-owned subsidiary of the Company. The amount represents the transactions in 2017 which incurred prior to the acquisition.

(xi)	Flying College, a former joint venture of the Group, provides training services to the Group.

Flying College became a subsidiary of the Group on November 20, 2018 (Note 23(iv)).

(xii)	Beijing Aviation Ground Services Co.,Ltd. and Shenyang Konggang Logistic Co., Ltd., associates of the Group provide ground services to the Group.

(xiii)	Beijing Airport Inflight Kitchen Co.,Ltd., is an associate of the Group and provides air catering related services to the Group.

(xiv)	SACM, an associate of the Group, provides advertising services to the Group. The Group provides certain media resources to SACM.

XACM, a former associate of Xiamen Airlines, provided advertising service to Xiamen Airlines. In October 2017, XACM became a wholly-owned subsidiary of Xiamen Airlines. Xiamen Airlines provides certain media resources to XACM before the acquisition.

(xv)	Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group. The Group disposed of equipment to GAMECO in 2016.

(xvi)	The Group imports and sells maintenance materials to GAMECO and earns maintenance material sales and handling income.

(xvii)	The Group provides repairing service and air catering supplies service to Sichuan Airlines.

(xviii)	The Group provides certain website resources to SA Finance for the sales of air insurance.

(xix)	The Group provides ground services to Shenyang Konggang Logistic Co.,Ltd., and Sichuan Airlines, which are associates of the Group.

(xx)	The Group provides labor service to SNAM, and the charge rates are determined by reference to prevailing market price. In addition, the Group leases certain property and equipment to SNAM.

(xxi)

Phoenix Satellite Television Holdings Ltd., (“the Phoenix Group”) was a related party of the Group as the board chairman of the Phoenix Group was appointed as a non-executive director of the Group and resigned on December 20, 2017. The transaction incurred in the current year before December 20, 2018 was deemed to be the related party transaction. It provides advertising services to the Group.

In addition, the Group sells tickets to the Phoenix Group on market price.

(xxii)

The chairman of Guangdong Southern Airline Pearl Aviation Services Company Limited (“Pearl Aviation Services”) is the key management personnel of the Company. The Group purchases aviation supplies and canteen services from Pearl Aviation Services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

51	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(xxiii)

China Travel Sky Holding Company is a related party of the Group as a key management personnel of the Group was appointed as the non-executive director of China Travel Sky Holding Company. It provides computer reservation services.

(xxiv)

China Southern Airlines International Finance Leasing Co., Ltd., a wholly-owned subsidiary of CSAH, provides finance and operating lease of aircraft services to the Group. Also, the Group disposed aircraft to China Southern Airlines International Finance Leasing Co., Ltd.

(xxv)

The Group acquires aircraft, flight equipment and other airline-related facilities through SAIETC and pays handling charges to SAIETC, which used to be a wholly-owned subsidiary of CSAH. In August 2016, the Company acquired 100% equity interests in SAIETC from CSAH at a consideration of approximately RMB400 million. SAIETC became a wholly-owned subsidiary of the Company since then.

(xxvi)	The Group acquires properties from Citic Southern Airlines Construction and Development Company Limited, which is an associate of CSAH.

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

Details of amounts due from/to CSAH and its affiliates, associates, joint ventures and other related company of the Group:

		2018	2017
	Note	RMB million	RMB million
Receivables:
CSAH and its affiliates		51	9
Associates		22	18
Joint ventures		17	49

	42(a)	90	76

		2018	2017
	Note	RMB million	RMB million
Prepayments of acquisition of long-term assets:
CSAH and its affiliates		80	160
An associate		147	—

	30&42(b)	227	160

		2018	2017
	Note	RMB million	RMB million
Payables:
CSAH and its affiliates		49	50
Associates		12	1
Joint ventures		63	48
Other related companies		3	2

	42(c)	127	101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

51	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	2018	2017
	RMB million	RMB million
Accrued expenses:
CSAH and its affiliates	62	1,023
Associates	139	95
Joint ventures	2,320	1,086
Other related companies	633	571

	3,154	2,775

	2018	2017
	RMB million	RMB million
Obligations under finance leases:
CSAH and its affiliates	13,360	6,656

	13,360	6,656

Except the obligations under finance leases, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

At December 31, 2018, loans from SA Finance to the Group amounted to RMB758 million (December 31, 2017: RMB431 million).

The unsecured loans are repayable as follows:

	2018	2017
	RMB million	RMB million
Within 1 year	630	273
After 1 year but within 2 years	10	58
After 2 years but within 5 years	118	100

	758	431

Interest expense paid on such loans amounted to RMB18 million (2017: RMB14 million) and the interest rates range from 3.92% to 4.51% per annum during the year ended December 31, 2018 (2017: 3.92% to 4.51%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

51	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties (continued)

(ii)	Entrusted loans from CSAH

In 2018, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB500 million to the Group from July 28, 2018 to July 28, 2019. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured entrusted loans are repayable as follows:

		2018	2017
	Note	RMB million	RMB million
Within 1 year	36(e)	500	105

Interest expense paid on such loans amounted to RMB10 million (2017: RMB4 million) at interest rates 3.92% per annum during the year ended December 31, 2018 (2017: 3.92% per annum).

(iii)	Deposits placed with SA Finance

As at December 31, 2018, the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2018	2017
	RMB million	RMB million
Deposits placed with SA Finance	5,583	6,095

Interest income received on such deposits amounted to RMB80 million during the year ended December 31, 2018 (2017: RMB72 million).

(e)	Commitments to CSAH

As at December 31, 2018, the Group had operating lease commitments to CSAH in respect of lease payments for land and buildings of RMB665 million (December 31, 2017: RMB334 million) and aircraft of RMB78 million (December 31, 2017: Nil). As at December 31, 2018, the Group had capital commitments to CSAH in respect of capital payments for other flight equipment of RMB291 million (December 31, 2017: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

52	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 13% to 20% (2017: 13% to 20%; 2016: 13% to 20%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2018 was approximately RMB598 million (2017: RMB546 million; 2016: RMB486 million).

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

53	Supplementary information to the consolidated cash flow statement

Non-cash transactions

(i)	Acquisition of aircraft

During the year ended December 31, 2018, aircraft acquired under finance leases amounted to RMB13,290 million (2017: RMB17,283 million; 2016: RMB10,487 million).

(ii)	Acquisition of a joint venture through issuance of new shares

During the year ended December 31, 2018, CSAH subscribed the new A shares (Note 48) of the Company with a cash consideration and the equity interests held in MTU, representing 50% of the total equity interests of MTU. The related non-cash equity transaction of financing activities amounted to RMB1,741 million (2017: nil; 2016: nil).

54	Contingent liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated May 22, 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. On February 7, 2018, CSAH issued a letter of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

54	Contingent liabilities (continued)

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (December 31, 2017: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2018, total personal bank loans of RMB318 million (December 31, 2017: RMB361 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB1 million (2017: RMB5 million) to the banks due to the default of payments of certain pilot trainees.

(d)

During the year ended December 31, 2018, the Group was aware that the Group, together with certain third party companies, were claimed as defendants in an alleged dispute over a loan contract between a local commercial bank and a third party company (“the Defendant”). The amount of the action was around RMB98 million. As of the issuance date of this financial report, the claim was passed to Tianjin High People’s Court for further hearing process. The claim relates to a suspected use of forgery company stamps of the Group by the Defendant, and the Group has already reported to the local Public Security Bureau for investigations. The management considers that given the preliminary status of the claim, the Group cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

55	Comparative figures

The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2(b).

56	Immediate and ultimate controlling party

As at December 31, 2018, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC. CSAH does not produce financial statements available for public use.

57	Approval of financial statements

The financial statements were approved by the Board of Directors on April 26, 2019.

58	Non-adjusting events after the financial year end

On March 29, 2019, the Directors of the Company proposed a final dividend in respect of the year ended December 31, 2018. Further details are disclosed in Note 49(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

59	Directors’ and supervisors’ emoluments

The remuneration of every director and supervisor for the year ended December 31, 2018 is set out below:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Executive directors
Wang Chang Shun (Note (i))	—	—	—	—	—	—	—
Tan Wan Geng (Note (i) & (vii))	—	—	—	—	—	—	—
Zhang Zi Fang (Note (i))	—	—	—	—	—	—	—

Supervisors
Pan Fu (Note (i))	—	—	—	—	—	—	—
Li Jia Shi (Note (ii))	—	84	—	12	—	—	96
Mao Juan	—	658	—	124	—	—	782

Independent non-executive directors
Tan Jin Song	150	—	—	—	—	—	150
Jiao Shu Ge	150	—	—	—	—	—	150
Zheng Fan (Note (viii))	—	—	—	—	—	—	—
Gu Hui Zhong (Note (viii))	60	—	—	—	—	—	60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

59	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended December 31, 2017 is set out below:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Non-executive directors
Yuan Xin An (Note (i) & (iii))	—	—	—	—	—	—	—
Yang Li Hua (Note (i) & (iii))	—	—	—	—	—	—	—

Executive directors
Wang Chang Shun (Note (i) & (vi))	—	—	—	—	—	—	—
Tan Wan Geng (Note (i))	—	—	—	—	—	—	—
Zhang Zi Fang (Note (i))	—	—	—	—	—	—	—
Li Shao Bin (Note (iii))	—	812	—	123	—	—	935

Supervisors
Pan Fu (Note (i))	—	—	—	—	—	—	—
Li Jia Shi	—	901	—	126	—	—	1,027
Zhang Wei (Note (i) & (iii))	—	—	—	—	—	—	—
Yang Yi Hua (Note (iii) & (v))	—	—	—	—	—	—	—
Wu De Ming (Note (iii))	—	419	—	127	—	—	546
Mao Juan (Note (iv))	—	324	—	120	—	—	444

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

59	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended December 31, 2017 is set out below (continued):

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking (continued):

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Independent non-executive directors
Ning Xiang Dong (Note (iii))	150	—	—	—	—	—	150
Liu Chang Le (Note(iii))	150	—	—	—	—	—	150
Tan Jin Song	150	—	—	—	—	—	150
Guo Wei (Note (iii))	150	—	—	—	—	—	150
Jiao Shu Ge	150	—	—	—	—	—	150
Zheng Fan (Note (iv))	—	—	—	—	—	—	—
Gu Hui Zhong (Note (iv))	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

59	Directors’ and supervisors’ emoluments (continued)

For the year ended December 31, 2016:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Non-executive directors
Wang Chang Shun (Note (i))	—	—	—	—	—	—	—
Yuan Xin An (Note (i))	—	—	—	—	—	—	—
Yang Li Hua (Note (i))	—	—	—	—	—	—	—

Executive directors
Tan Wan Geng (Note (i))	—	—	—	—	—	—	—
Zhang Zi Fang (Note (i))	—	—	—	—	—	—	—
Li Shao Bin	—	639	—	130	—	—	769

Supervisors
Pan Fu (Note (i))	—	—	—	—	—	—	—
Li Jia Shi	—	711	—	133	—	—	844
Zhang Wei (Note (i))	—	—	—	—	—	—	—
Yang Yi Hua (Note (v))	—	—	—	—	—	—	—
Wu De Ming	—	413	—	133	—	—	546

Independent non-executive directors
Ning Xiang Dong	150	—	—	—	—	—	150
Liu Chang Le	150	—	—	—	—	—	150
Tan Jin Song	150	—	—	—	—	—	150
Guo Wei	150	—	—	—	—	—	150
Jiao Shu Ge	150	—	—	—	—	—	150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

59	Directors’ and supervisors’ emoluments (continued)

Notes:

(i)

These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAH and their salaries were borne by CSAH.

(ii)

Mr Li Jia Shi did not receive any remuneration for his service in the capacity of the supervisor of the Company since February 1, 2018. He also held management position in CSAH and his salary was borne by CSAH.

(iii)	Resigned on December 20, 2017.

(iv)	Appointed on December 20, 2017.

(v)

Ms. Yang Yi Hua retired in September 2015, while still served as supervisor before December 20, 2017. Ms. Yang Yi Hua did not receive any remuneration for her service in the capacity of the supervisor of the Company since September 2015.

(vi)	Mr Wang Chang Shun was a non-executive director of the Company before December 20, 2017 and was appointed to be the executive director since December 20, 2017.

(vii)	Mr Tan Wan Geng was an executive director of the Company before November 30, 2018, and resigned from the Company on November 30, 2018.

(viii)	Mr. Zheng Fan and Mr. Gu Hui Zhong receive remuneration in accordance with the relevant provisions of the PRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

60	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2018

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2018 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
IFRS 16, Leases	January 1, 2019
IFRIC 23, Uncertainty over income tax treatments	January 1, 2019
Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IAS 28, Long-term interest in associates and joint ventures	January 1, 2019
Amendments to IFRS 9, Prepayment features with negative compensation	January 1, 2019

The Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far the Group has identified some aspects of the IFRS 16 which may have a significant impact on the consolidated financial statements. Further details of the expected impacts are discussed below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

60	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2018 (continued)

IFRS 16, Leases

Currently the Group classifies leases into finance leases and operating leases and accounts for the lease arrangements differently, depending on the classification of the lease. The Group enters into some leases as the lessor and others as the lessee.

IFRS 16 is not expected to impact significantly on the way that lessors account for their rights and obligations under a lease. However, once IFRS 16 is adopted, lessees will no longer distinguish between finance leases and operating leases. Instead, subject to practical expedients, lessees will account for all leases in a similar way to current finance lease accounting, i.e. at the commencement date of the lease the lessee will recognise and measure a lease liability at the present value of the minimum future lease payments and will recognise a corresponding “right-of-use” asset. After initial recognition of this asset and liability, the lessee will recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use asset, instead of the current policy of recognising rental expenses incurred under operating leases on a systematic basis over the lease term. As a practical expedient, the lessee can elect not to apply this accounting model to short-term leases (i.e. where the lease term is 12 months or less) and to leases of low-value assets, in which case the rental expenses would continue to be recognised on a systematic basis over the lease term.

IFRS 16 will primarily affect the Group’s accounting as a lessee of leases for properties, plant and equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the consolidated income statement over the period of the lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. As allowed by IFRS 16, the Group decides to use the practical expedient to grandfather the previous assessment of which existing arrangements are, or contain, leases. The Group will therefore apply the new definition of a lease in IFRS 16 only to contracts that are entered into on or after the date of initial application.

The Group decides to elect to use the modified retrospective approach for the adoption of IFRS 16 and will recognise the cumulative effect of initial application as an adjustment to the opening balance of equity at January 1, 2019 and will not restate the comparative information. The Group will also apply IFRS 16’s low-value and short-term exemptions prospectively.

The Group has substantially completed an assessment on the impact of IFRS 16. Based on information currently available, excluding the impact from its associates’ and joint ventures’ initial application of IFRS 16, as well as the overall impact on deferred tax, the Group expects to recognise right-of-use assets and lease liabilities of approximately RMB44,000 million and RMB48,000 million respectively on January 1, 2019. The actual impact upon the initial adoption of this standard, however, may differ as the assessment completed to date is based on the information currently available to the Group, and further impacts may be identified before the standard is initially applied in the Group’s interim financial report for the six months ending June 30, 2019.