Form 20-F
period 2019-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2020-04-28
CIK 1041668

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-14660

中国南方航空股份有限公司

(Exact name of Registrant as specified in its charter)

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of Registrant’s name into English)

THE PEOPLE’S REPUBLIC OF CHINA

(Jurisdiction of incorporation or organization)

68 QI XIN ROAD

GUANGZHOU, 510403

PEOPLE’S REPUBLIC OF CHINA

(Address of principal executive offices)

Mr. Xie Bing

Telephone: +86 20 86124462

E-mail: ir@csair.com

Fax: +86 20 86659040

Address: 68 QI XIN ROAD

GUANGZHOU, 510403

PEOPLE’S REPUBLIC OF CHINA

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary H Shares of par value RMB1.00 per share represented by American Depositary Shares	ZNH	New York Stock Exchange

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 4040(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒  Yes    ☐  No

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

These risks and assumptions, in addition to those identified under Item 3, “Key Information - Risk Factors,” include:

•	general economic and business conditions in markets where our Company operates, including changes in interest rates;

•	the effects of competition on the demand for and price of our services;

•	natural phenomena;

•	the impact of unusual events on our business and operations;

•	actions by government authorities, including changes in government regulations, and changes in CAAC’s regulatory policies;

•	our relationship with China Southern Air Holding Company Limited;

•	uncertainties associated with legal proceedings;

•	technological development;

•	our ability to attract key personnel and attract new talent;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans;

•	the availability of qualified flight personnel and airport facilities; and

•	misjudgments in the course of preparing forward-looking statements.

Our Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to our Company, our Group and persons acting on their behalf.

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, “we”, “us”, “our”, “the Company” and “our Company” refer to China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, our “Group” means our Company and our consolidated subsidiaries, and “CSAH” means China Southern Air Holding Company Limited, our Company’s parent company which directly and indirectly held 52.88% interest in our Company as of April 28, 2020.

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

Solely for the convenience of the readers, this Annual Report contains conversions of certain Renminbi into U.S. dollars at the rate of US$1.00 = RMB6.9762, which was the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2019. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

GLOSSARY OF AIRLINE INDUSTRY TERMS

In this Annual Report, unless the context indicates otherwise, the following terms have the respective meanings set forth below.

Capacity

“available seat kilometers” or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

“available ton kilometers” or “ATK”	the tons of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown

Traffic

“revenue passenger kilometers” or “RPK”	i.e. passenger traffic volume, the number of passengers carried multiplied by the kilometers flown

“revenue ton kilometers” or “RTK”	i.e. total traffic volume, the load (passenger and cargo) in tons multiplied by the kilometers flown

“revenue ton kilometers-cargo” or “RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

“revenue ton kilometers-passenger”	the load for passenger in tons multiplied by the kilometers flown

“ton”	a metric ton, equivalent to 1,000 kilograms

Yield

“yield per RFTK”	revenue from cargo operations divided by RFTK

“yield per RPK”	revenue from passenger operations divided by RPK

“yield per RTK”	revenue from airline operations (passenger and cargo) divided by RTK

Cost

“operating cost per ATK”	operating expenses divided by ATK

Load Factors

“overall load factor”	RTK expressed as a percentage of ATK

“passenger load factor”	RPK expressed as a percentage of ASK

Utilization

“utilization rates”	flight hours that aircraft can service during specified time

Equipment

“expendables”	aircraft parts that are ordinarily used up and replaced with new parts

“rotables”	aircraft parts that are ordinarily repaired and reused

Others

“ADS”	American Depositary Share

“A Shares”	Shares issued by our Company to investors in the PRC for subscription in RMB, with par value of RMB1.00 each

“CAAC”	Civil Aviation Administration of China

“CAOSC”	China Aviation Oil Supplies Company

“CSAH”	China Southern Air Holding Company Limited

“CSRC”	China Securities Regulatory Commission

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shares”	Shares issued by our Company, listed on The Stock Exchange of Hong Kong Limited and subscribed for and traded in Hong Kong dollars, with par value of RMB1.00 each

“Nan Lung”	Nan Lung Holding Limited (a wholly-owned subsidiary of CSAH)

“NDRC”	National Development and Reform Commission of China

“SAFE”	State Administration of Foreign Exchange of China

“SA Finance”	Southern Airlines Group Finance Company Limited

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“SEC”	United States Securities and Exchange Commission

“SPVs”	special purpose vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA.

The following tables present selected financial data for the five-year period ended December 31, 2019. The selected consolidated income statement data (other than ADS data) for the three-year period ended December 31, 2017, 2018 and 2019 and selected consolidated statement of financial position data as of December 31, 2018 and 2019 are derived from the audited consolidated financial statements of us, included elsewhere in this Annual Report. The selected consolidated income statement data (other than ADS data) for the years ended December 31, 2015 and 2016 and selected consolidated statement of financial position data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements that are not included in this Annual Report.

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

	Year ended December 31,
	2019 US$	2019 RMB	2018 RMB	2017 RMB	2016 RMB	2015 RMB
	(in million, except per share and per ADS data)
Consolidated Income Statement Data

Operating revenue	22,121	154,322	143,623	127,806	114,981	111,652
Operating expenses	(21,302)	(148,608)	(140,242)	(123,098)	(106,204)	(101,492)
Operating profit	1,554	10,838	8,819	9,156	12,612	13,438
Profit before income tax	581	4,055	4,364	8,874	7,661	6,118
Profit for the year	442	3,084	3,364	6,898	5,898	4,818
Profit attributable to:
Equity shareholders of our Company	378	2,640	2,895	5,961	5,044	3,736
Non-controlling interests	64	444	469	937	854	1,082
Basic and diluted earnings per share	0.03	0.22	0.27	0.60	0.51	0.38
Basic and diluted earnings per ADS(1)	1.54	10.76	13.50	30.03	25.69	19.03

Other Financial Data

Cash dividends declared per share	—	—	0.05	0.10	0.10	0.08

(1)

Basic and diluted earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares in issue. Basic and diluted earnings per ADS have been computed as if all of our issued or potential ordinary shares, including A shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 50 H shares.

	As of December 31,
	2019 US$	2019 RMB	2018 RMB	2017 RMB	2016 RMB	2015 RMB
	(in million, except per share and per ADS data)
Consolidated Statement of Financial Position Data:

Cash and cash equivalents	265	1,849	6,928	6,826	4,152	4,560
Total current assets, excluding cash and cash equivalents	2,134	14,889	17,144	11,058	9,612	9,553
Property, plant and equipment, net	12,154	84,788	170,692	158,926	146,746	142,870
Right-of-use assets	21,962	153,211	—	—	—	—
Total assets	43,996	306,928	246,949	218,718	200,442	185,989
Current borrowings	5,382	37,543	38,741	27,568	26,746	30,002
Current portion of obligations under finance leases	—	—	9,555	8,341	8,695	6,416
Non-current borrowings	1,955	13,637	15,676	20,719	18,758	15,884
Obligations under finance leases, excluding current portion	—	—	62,666	59,583	53,527	49,408
Lease liabilities	19,219	134,074	—	—	—	—
Total equity	11,085	77,329	78,469	62,543	54,976	49,624
Number of shares (in million)	12,267	12,267	12,267	10,088	9,818	9,818

Selected Operating Data

The operating data and comparison below is calculated and disclosed in accordance with the statistical standards, which have been implemented by our Group since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2019	2018	2017	2016	2015
Capacity
ASK (million)	344,062	314,421	280,646	255,992	235,616
ATK (million)	46,434	42,728	38,332	34,980	32,205
Kilometers flown (thousand)	1,875,520	1,762,920	1,623,014	1,504,310	1,408,500
Hours flown (thousand)	2,951	2,773	2,567	2,375	2,238
Number of landing and take-offs	1,117,880	1,069,430	1,010,460	959,110	936,750
Traffic
RPK (million)	284,921	259,194	230,697	206,106	189,588
RTK (million)	32,625	30,334	27,321	24,387	22,388
Passengers carried (thousand)	151,632	139,885	126,299	114,619	109,422
Cargo and mail carried (tons)	1,763,560	1,732,280	1,672,162	1,612,550	1,511,550
Load Factors
Passenger load factor (RPK/ASK) (%)	82.8	82.4	82.2	80.5	80.5
Overall load factor (RTK/ATK) (%)	70.3	71.0	71.3	69.7	69.5
Yield
Yield per RPK (RMB)	0.49	0.49	0.49	0.50	0.53
Yield per RFTK (RMB)	1.27	1.33	1.30	1.16	1.21
Yield per RTK (RMB)	4.54	4.55	4.46	4.50	4.78
Fleet
- Boeing	467	460	407	372	351
- Airbus	375	354	321	304	290
- Others	20	26	26	26	26
Total aircraft in service at period end	862	840	754	702	667
Average daily utilization rate (hours per day)	9.96	9.73	9.79	9.53	9.6

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to our Business

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADSs, H Shares and A Shares.

Major Chinese airlines are wholly or majority owned by either the Chinese government or provincial or municipal governments in China. CSAH, an entity wholly-owned by the Chinese government, directly and indirectly held and exercised the rights of ownership of 52.88% of our equity stake as of April 28, 2020. The interests of the Chinese government in us and in other Chinese airlines could conflict with the interests of the holders of the ADSs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry could also conflict with its indirect ownership interest in us. In addition, we may accept further capital injections from CSAH through non-public subscriptions, which may dilute the stakes of other holders of ADSs, H Shares and A Shares.

Due to a high degree of operating leverage and high fixed costs, a decrease in our revenue could result in a disproportionately higher decrease in our profit. The results of our operations are also significantly exposed to fluctuations in foreign exchange rates.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenues generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenue could result in a disproportionately higher decrease in our profit. Moreover, as we have substantial liabilities denominated in foreign currencies, our results of operations are significantly affected by fluctuations in foreign exchange rates, particularly fluctuations in the Renminbi-U.S. dollar exchange rate. Our net foreign exchange losses were RMB1,853 million and RMB1,477 million in 2018 and 2019, respectively, primarily attributable to the exchange difference arising from the translation of borrowing balances and liabilities dominated in USD resulting from the depreciation of RMB against USD.

We have significant committed capital expenditures in the next three years, and may face challenges and difficulties in maintaining our liquidity.

We have, and will continue to have a substantial amount of debt, lease and other liabilities in the future. As of December 31, 2019, our current liabilities exceeded our current assets by RMB78,752 million. We generated net cash inflow from operating activities of RMB15,388 million and RMB31,175 million for the years ended December 31, 2018 and 2019, respectively. However, our substantial indebtedness and other liabilities may negatively impact our liquidity in the future. In addition, we have significant committed capital expenditures in the next three years, mainly due to aircraft acquisition. In 2019 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflow from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors, such as increased competition, significantly reduced demand for our services, or significantly increased jet fuel prices, our liquidity would be materially and adversely affected. Moreover, we may not be able to meet our debt obligations as they fall due and commit further capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2019, we had committed banking facilities with several PRC commercial banks for providing loan financing up to approximately RMB308,343 million, of which approximately RMB251,165 million was unutilized. Our directors believe that sufficient financing will be available to our Group when needed. However there can be no assurance that such loan financing will be available on terms acceptable to our Group or at all.

Further, our US dollar-denominated borrowings and liabilities bear interest at fluctuating interest rates, primarily based on the London interbank offered rate (LIBOR). LIBOR tends to fluctuate based on general short-term interest rates, rates set by the U.S. Federal Reserve and other central banks, the supply of and demand for credit in the London interbank market and general economic conditions. We have entered into interest rate swaps and cross currency swaps to mitigate our interest rate risk. However, our interest expense for any particular period may still fluctuate based on LIBOR and other variable interest rates. To the extent the interest rates applicable to our floating rate debt significantly increase, our interest expense may increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected.

On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intended to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. In August 2019, the People’s Bank of China announced a plan to improve and reform the loan prime rate (LPR) mechanism, which could affect the interest rate quotes and terms of loans. In March 2020, China further adjusted the interest rate benchmark for outstanding floating rate loans based on LPR. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the PRC, the United States or elsewhere. See also the discussion of interest rate risk in Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk—“Interest.”

CSAH will continue to be our controlling shareholder, and our interests may conflict with those of CSAH. CSAH and certain of its affiliates will continue to provide certain important services to our Group. Any disruption of the provision of services by CSAH or its affiliates could affect our operations and financial condition.

CSAH will continue to be our controlling shareholder. CSAH and certain of its affiliates will continue to provide certain important services to us, including advertising services, provision of air ticket sales services, property management services, leasing of properties and aircraft and financial services. The interests of CSAH may conflict with those of our Group. In addition, any disruption of the provision of services by CSAH’s affiliates or a default of CSAH on its obligations owed to our Group could affect our operations and financial condition. In particular, as part of our cash management system, we periodically place certain amount of demand deposits after independent shareholders’ approval with SA Finance, a PRC authorized financial institution controlled by CSAH and one of our associates. We have taken certain measures to monitor the fund flows between us and SA Finance and the placement of funds by SA Finance. Such monitoring measures may help to keep our deposits with SA Finance safe. In addition, we have received a letter of undertakings from CSAH dated March 31, 2009, in which, among other things, CSAH warranted that our deposits and loans with SA Finance were secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with SA Finance’s business over which we do not have control. As of December 31, 2018 and 2019, we had deposits of RMB5,583 million and RMB711 million, respectively, with SA Finance.

Unfavorable economic conditions, in China and globally, could affect the demand for air travel.

Our business and results of operations are affected by general factors affecting the industry that we operate in. Such general factors include, but are not limited to, China’s overall economic growth, changing government policies and the demand for air travel. In addition, the airline industry is highly cyclical, and the level of demand for air travel is affected by the global and domestic economic conditions. The Chinese economy has slowed down in recent years compared to the previous decade, and this trend is likely to continue. In addition, the outbreak of coronavirus disease (COVID-19) may further adversely affect the economic conditions in China and disrupt air travel. During periods of unfavorable or volatile economic conditions, demand for air travel can be impacted as business and leisure travelers choose not to travel, seek alternative forms of transportation for short trips or conduct business through videoconferencing. Long-term unfavorable economic conditions would reduce the demand of air travel and adversely affect our business, financial condition and results of operations. Chinese macroeconomic controls, such as financing adjustments, credit adjustments, taxation policies, price controls and exchange rate policies would also present unexpected changes to the aviation industry, which may in turn adversely affect our business, financial condition and results of operations.

The global macroeconomic environment is also facing challenges. In 2018 and 2019, the global economy generally continued to recover, yet with the emergence of trade protectionism, the growth of the global economy has slowed down. The outbreak of COVID-19 in early 2020 is also expected to further hinder global economic growth. If the global macroeconomic environment worsens, or trade disputes and conflicts are created, the demand of international travel may decrease, and our operations and financial condition may be materially and adversely affected.

Furthermore, on January 31, 2020, the United Kingdom formally withdrew from the EU, and entered into the transition period on February 1, 2020. The U.K. and EU will negotiate the details of the terms of their future trade relationship during the transition period, which will end on December 31, 2020. The exit of the United Kingdom from the EU could adversely affect European or worldwide economic or market conditions and could contribute to further instability in global financial markets. In addition, the exit of the United Kingdom from the EU has created uncertainty as to the future trade relationship between the EU and the United Kingdom, including air traffic services. The exit of the United Kingdom from the EU could also lead to legal and regulatory uncertainties, such as the identity of the relevant regulators, new regulatory action and/or potentially divergent treaties, laws and regulations as the United Kingdom determines which EU treaties, laws and regulations to replace or replicate, including those governing aviation, labor, environmental, data protection/privacy, competition and other matters applicable to the provision of air transportation services by us. The airline industry faces substantial uncertainty regarding the impact of the exit of the U.K. from the EU. Adverse consequences such as deterioration in economic conditions, volatility in currency exchange rates, or adverse changes in regulation of the airline industry or bilateral agreements governing air travel could have a negative impact on our operations, financial condition and results of operations.

We could be adversely affected by an outbreak of a disease, such as COVID-19, a similar public health threat or a large-scale natural disaster.

An outbreak of a disease, a similar public health threat or a large-scale natural disaster that affects travel demand, travel behavior, or travel restrictions could have a material adverse impact on our business, financial condition and operating results. The outbreak of the H1N1 swine flu in March 2009 had an adverse impact on the aviation industry globally and our international routes operations in 2009 were adversely affected by the spread of the swine flu. In 2011, a number of large-scale natural disasters occurred, such as the nuclear meltdown in Japan caused by earthquakes and subsequent tsunami, the hurricane on the East Coast of the United States, the flooding in Thailand and the typhoon in the Philippines, materially and adversely affected the aviation industry. Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics.

The outbreak of COVID-19 has brought uncertainties to regional and global economy. In March 2020, the World Health Organization declared COVID-19 as a global pandemic, and governments around the world have implemented various measures, including enhanced screenings, quarantine requirement, and travel restrictions in connection with the COVID-19 pandemic. On March 26, 2020, the Civil Aviation Administration of China placed restrictions on international flights from and to China and limited the number of international routes and flights each airline in China could operate. As a result of these travel restrictions, we had temporarily reduced the numbers of flights of certain routes and suspended certain domestic and international routes according to the travel restrictions of related countries and regions. The Group’s RTK for the three months ended March 31, 2020 decreased by 44.71% as compared to the same period of 2019.

In response to the adverse changes in operational environment caused by the outbreak of COVID-19, we have implemented various measures to adjust our operational capacity accordingly, which include negotiating with aircraft manufacturers to explore the possibility of postponing the delivery of new aircraft. In addition, we have continued to make efforts to fully implement precautionary measures, including conducting in-flight checks of passengers’ body temperature and disinfection of aircraft, in accordance with rules and guidelines issued by relevant regulatory authorities, in order to prevent the potential spread of COVID-19 through flights, contact points and passengers. Such precautionary measures may further affect our operations. Our operations may be further affected by a shortage of aviation materials and equipment, as aircraft manufacturers’ spare part production and supply-chain may be adversely affected. The extent of the impact of the COVID-19 on our operational and financial performance will depend on future developments, including the duration and spread of the outbreak and related travel restrictions, and the impact of the COVID-19 on overall demand for air travel, all of which are highly uncertain and cannot be predicted.

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

As of the date of this Annual Report, we had occupied all of the land and buildings mentioned above without any challenge or claim by third parties. However, we cannot assure that we would not be subject to any challenges in the future. If any challenges to the property ownership or other claims are successful, our operation and business may be materially and adversely affected. CSAH has agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, our right to use such land and buildings.

Any discontinuity or disruption in the direct flight arrangement between Taiwan and Mainland China may negatively affect our results of operations.

The restrictions on direct flights between Taiwan and Mainland China has been further loosened in the past few years, but there has been no further negotiations on the expansion of such arrangement between Taiwan and Mainland China since mid-2016. As of December 31, 2019, there were 28 cross-Strait direct passenger flights per week. We were the first Chinese carrier to operate non-stop flights between Mainland China and Taiwan and have benefited from the operation of such flights. However, given the cross-Strait flight arrangement is subject to the political relationship between Taiwan and Mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement, and lead to a material adverse impact on our results of operations.

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

The mandatory grounding of our Boeing 737 Max fleet may have a material adverse effect on our business, operating results and financial condition.

On March 11, 2019, the CAAC issued the notice “CAAC Requesting Domestic Transportation Airlines to Suspend the Commercial Operation of the Boeing 737-8 Aircraft”, requiring domestic airlines to suspend the commercial operations of the Boeing 737 Max aircraft. On March 13, 2019, the Federal Aviation Administration of the United States issued an emergency order prohibiting the operation of Boeing 737 Max series aircraft by U.S. certificated operators. By late March 2019, all 737 Max aircraft were grounded worldwide. As of December 31, 2019, we owned a number of Boeing 737 Max aircraft and had suspended their commercial operations in accordance with the requirements of the CAAC. As of the date of this Annual Report, the grounding of Boeing 737 Max fleet was still in effect. We had incurred costs in connection with the grounding of our Boeing 737 Max fleet, as well as experienced delayed deliveries of 737 Max aircraft. The long-term operational and financial impact of this grounding is uncertain and could adversely affect our results of operations and financial condition based on a number of factors, including, among others, the period of time of unavailability, the availability of replacement aircraft, to the extent needed, and the circumstances of any reintroduction of the grounded aircraft to service.

We had filed claims for compensation for our financial damages related to the grounding of our Boeing 737 Max fleet to the Boeing Company. However, we have not agreed to any settlement, and the amount, nature and timing of any settlement with Boeing remains uncertain. If we are unable to pass on the costs or recover the losses incurred in connection with the grounding of Boeing 737 Max fleet, our financial condition and our results of operations may be negatively affected.

We could be adversely affected by a failure or disruption of our computer, communications or other technology systems.

We are increasingly dependent on technology to operate our business. In particular, to enhance our management of flight operations, we launched the computerized flight operations control system in May 1999. The system utilizes advanced computer and telecommunications technology to manage our flights on a centralized, real-time basis. We believe that the system will enhance the efficiency of flight schedule, increase the utilization of aircraft and improve the coordination of our aircraft maintenance and ground servicing functions. However, the computer and communications systems on which we rely could suffer substantial or repeated disruptions due to various factors, some of which are beyond our control, including natural disasters, power failures, terrorist attacks, equipment or software failures and computer viruses and hackers. We cannot assure that the measures we have taken to reduce the risk of some of these potential disruptions are adequate to prevent disruptions to or failures of these systems. Any substantial or repeated failure of those systems could adversely affect our operations and customer services, and result in the loss of important data, loss of revenue and increased costs. Moreover, a failure of our vital systems could limit our ability to operate our flights for an extended period of time, which could have a material adverse effect on our operations and business.

Evolving data security and privacy requirements could increase our costs, and any significant data security incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition.

Our business requires the secure processing and storage of sensitive information relating to our customers, employees, business partners and others. However, like any global enterprise operating in today’s digital business environment, we are subject to threats to the security of our networks and data, including threats potentially involving criminal hackers, hacktivists, state-sponsored actors, corporate espionage, employee malfeasance, and human or technological error. These threats continue to increase as the frequency, intensity and sophistication of attempted attacks and intrusions increase around the world. We were the target of cybersecurity attacks in the past and expect that we will continue to be in the future.

Furthermore, in response to these threats, there has been heightened legislative and regulatory focus on data privacy and cybersecurity in China, the U.S., and elsewhere, particularly with respect to critical infrastructure providers, including those in the transportation sector. As a result, we must comply with a growing and fast-evolving set of legal requirements in this area, including substantive cybersecurity standards as well as requirements for notifying regulators and affected individuals in the event of a data security incident. This regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks.

A significant cybersecurity incident could result in a range of potentially material negative consequences for us, including unauthorized access to, disclosure, modification, misuse, loss or destruction of company systems or data; theft of sensitive, regulated or confidential data, such as personal identifying information or our intellectual property; the loss of functionality of critical systems through ransomware, denial of service or other attacks; and business delays, service or system disruptions, damage to equipment and injury to persons or property. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect for long periods of time. The constantly changing nature of the threats means that we may not be able to prevent all data security breaches or misuse of data. Similarly, we depend on the ability of our key commercial partners, including our regional carriers, distribution partners and technology vendors, to conduct their businesses in a manner that complies with applicable security standards and assures their ability to perform on a timely basis.

In addition, the costs and operational consequences of defending against, preparing for, responding to and remediating an incident of cybersecurity breach may be substantial. As cybersecurity threats become more frequent, intense and sophisticated, costs of proactive defense measures may increase. Further, we could be exposed to litigation, regulatory enforcement or other legal action as a result of an incident, carrying the potential for damages, fines, sanctions or other penalties, as well as injunctive relief requiring costly compliance measures. A cybersecurity incident could also impact our brand, harm our reputation and adversely impact our relationship with our customers, employees and stockholders. Failure to appropriately address these issues could also give rise to potential legal risks and liabilities.

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

Since 2011, in accordance with the Basic Standard for Enterprise Internal Control jointly issued by the Ministry of Finance, CSRC and other three PRC authorities on May 22, 2008, and its application guidelines and other relevant regulations issued subsequently (collectively, “PRC internal control requirements”) , we have carried out a self-assessment of the effectiveness of its internal control and issued a self-assessment report annually in accordance with the PRC internal control requirements, and our auditor for our PRC GAAP financial statements (the “PRC Auditor”) is required to report on the effectiveness of our internal control over financial reporting.

However, our independent registered public accounting firm or PRC Auditor may not be satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed. Our independent registered public accounting firm or PRC Auditor may also interpret the requirements, rules and regulations differently, and reach a different conclusion regarding the effectiveness of our internal control over financial reporting. Although our management have concluded that our internal control over financial reporting as of December 31, 2019 was effective, we may discover deficiencies in the course of our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting on an ongoing basis, as required under the above mentioned rules and regulations. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs, H Shares or A Shares.

We could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. We believe that we were not a PFIC for the taxable year 2019. However, there can be no assurance that we will not be a PFIC for the taxable year 2020 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

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

We are dependent on the experience and industry knowledge of our senior management team and other key employees, and we cannot assure that we will be able to retain them. Any inability to attract and retain talented and highly qualified senior management team or other key employees, could have a negative impact on us.

Our exit from Sky Team Alliance may result in claims against us in connection with member passengers’ rights and interests.

In 2018, given the requirements from our own development strategy and the new trend of cooperation model in the global air transport industry, we decided not to renew the Sky Team Alliance Agreement from January 1, 2019. We and Sky Team Alliance worked closely during the transition period (January 1, 2019 - December 31, 2019) to ensure a smooth transition for passengers and partners. We will continue to cooperate with most frequent flyer member airlines of SkyTeam after our official withdrawal in 2020 to ensure that members continue to enjoy mileage accrual, redemption, and elite membership privileges. However, we may still face claims against us in connection with member passengers’ rights and interests resulted from our exit from the Sky Team Alliance.

Risks Relating to the Chinese Commercial Aviation Industry

Our business is subject to extensive government regulations.

The Chinese commercial aviation industry is subject to extensive regulatory and legal oversight. The CAAC issues and implements several regulations and polices, which encompass substantially all aspects of the Chinese commercial aviation industry, such as the approval of route allocation, the administration of certain airport operations, air traffic control and pilot flight time limitations. As a result, we may face significant constraints on our flexibility and ability to conduct our business or maximize our profitability.

Our results of operations may be negatively impacted by any jet fuel shortages or any fluctuation in domestic prices for jet fuel.

The availability and cost of jet fuel have a significant impact on our financial condition and results of operations. Prior to 1993, jet fuel shortages occurred in China, as a result of which we had to cancel or delay flights. We cannot assure that such shortages would not occur again, and if such a shortage occurs and causes us to delay or cancel flights, our reputation among passengers as well as our operations may suffer.

Domestic price for jet fuel has experienced fluctuations in the past few years and may continue to fluctuate in the future due to various factors including changes of fuel surcharge. In 2019, our jet fuel cost accounted for 60.67% of our flight operation expenses. Therefore, any foregoing fluctuation in the fuel price may affect our financial performance due to our sensitivity to fuel prices. For more information on the jet fuel prices, please see “Item 4, Information on the Company - Business Overview - Jet Fuel” section below for further discussion.

In 2019, a reasonable possible increase or decrease of 10% in average jet fuel price with volume of fuel consumed and all other variables held constant, would have increased or decreased our annual fuel costs by approximately RMB4,281 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

Our profit for the year may suffer from unexpected volatility caused by any fluctuation in the level of fuel surcharges.

The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demands as well as our ability to generate profits. On January 14, 2009, the NDRC and the CAAC jointly announced that the collection of passenger fuel surcharges for domestic routes should be suspended from January 15, 2009 and onwards. Subsequently, in response to the increase in international fuel prices, the NDRC and CAAC issued a notice on November 11, 2009 to introduce a new pricing mechanism of fuel surcharges that linked it with airlines’ jet fuel costs, which was further adjusted subsequently. On October 14, 2011, the NDRC and the CAAC issued a notice to adjust such pricing mechanism. As a result of this adjustment, the maximum rates for fuel surcharges can be adjusted according to the pricing mechanism of fuel surcharges, if the aggregated change in jet fuel costs exceeds RMB250 per ton. Due to the decrease in the jet fuel cost, the fuel surcharges were suspended since February 5, 2015. In March 2015, the NDRC and the CAAC issued the “Notice on Adjusting the Base Oil Price of the Passenger Transportation Fuel Addition and Aviation Kerosene Price Linkage Mechanism of Civil Aviation Domestic Routes”, pursuant to which, when the domestic aviation kerosene comprehensive procurement cost exceeds RMB5,000 per ton, an air transport enterprise can collect fuel surcharge according to the linkage mechanism. In accordance with the above regulations, we adjusted the fuel surcharges for domestic routes from June 5, 2018 (the date of issue), and, as a result, each passenger had been charged RMB10 for domestic flight segments (including domestic segments of international routes) under 800 kilometers, 800 kilometers and above 800 kilometers. The fuel surcharges for domestic routes were suspended after January 5, 2019. We cannot guarantee that fuel surcharges would not be adjusted further in the future or adjusted in our favor. If fuel surcharges are not adjusted in correspondence to the increase in jet fuel, our profit for the year may be materially adversely affected.

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

Competition has become increasingly intense in recent years in domestic market, due to relaxation of certain regulations by the CAAC, increase in the capacity, routes and flights of Chinese airlines, etc. Such intense competition has led to widespread price-cutting practices, which do not comply with applicable regulations in all respects. Until CAAC finalizes and strictly enforces the interpretation of relevant regulations limiting such price-cutting, discounted tickets from competitors will continue to have an adverse effect on our sales.

We face varying degrees of competition on regional routes from certain Chinese airlines and Cathay Pacific, Cathay Dragon and Air Macau, and on our international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater brand recognition than us. In addition, the public’s perception of the safety and service records of Chinese airlines could adversely affect our ability to compete against our regional and international competitors. Many of our international competitors have larger sales networks, participate in more comprehensive and convenient reservation systems, or engage in more promotional activities, which may enhance their ability to attract international passengers.

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

The PRC government is aggressively expanding its high-speed rail network. The mileage of new railway lines put into operation in 2019 reached 8,489 kilometers. As of December 31, 2019, China’s railway traffic mileage reached 139,000 kilometers, among which 35,000 kilometers were covered by high-speed railway, accounting for more than 60% of the world’s total high-speed railway traffic mileage. According to the latest development goal of the China Railway, China’s railway traffic mileage will reach 175,000 kilometers by 2025, among which 38,000 kilometers are covered by high-speed railway. The operating results of our air routes, which overlap with the high-speed railway corridors (especially air routes with a distance of less than 800 kilometers), will be affected in the future.

Limitations on foreign ownership of Chinese airlines may affect our access to funding in the international equity capital markets.

The current Chinese government policies limit foreign ownership of Chinese airlines. Under these policies, non-PRC, Hong Kong, Macau, Taiwan residents can only hold up to 49% of equity interest in a Chinese airline. As of April 28, 2020, we estimated that no more than 18.84% of our total outstanding ordinary shares were held by non-PRC, Hong Kong, Macau, Taiwan residents. According to The Provisions on Domestic Investment in Civil Aviation Industry, effective on January 19, 2018, Chinese government has loosen up restrictions on state ownership of our total outstanding ordinary shares, which allows the percentage of state-owned shares to be under 50%. However, for so long as the limitation on foreign ownership is in force, we will have limited access to funding in the international equity capital markets.

The European Emissions Trading Scheme may increase our operational cost.

Starting on January 1, 2012, aviation sector has been included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of greenhouse gas emissions. Airline operators in the EU has received tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB100 million) worth of CO2 emissions allowances from other greener industries. Pursuant to this policy, Chinese airlines having flight points in Europe undertake the same carbon emission reductions obligation as the European local airlines, which will result in a significant increase in the operating cost of Chinese airlines in Europe, including our Company, and further have an adverse impact on the results of operations and financial condition. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant government authorities, the major airlines are prohibited from joining EU-ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items under this reason. On November 12, 2012, EU announced to temporarily suspend the implementation of the ETS in the aviation sector in 2013 in order to forge a positive negotiation environment for all parties. In November 2014, CAAC issued a notification on the ETS. The notification provided that CAAC would not prohibit Chinese airlines to take part in the ETS if the relevant flights take off and land between the airports within the EU during 2012 and 2016. We operated few flights between airports within the EU since 2012. We expect we would operate few flights between airports within the EU in the future. Therefore, we submitted emission reports and paid the quota between 2012 and 2016 for our flights between airports within the EU. In April 2015, our Company completed submission of emissions reports for the years 2012 to 2014 and fulfilled our obligations under the ETS. In 2016, our Company finished year 2015 compliance cycle. On year 2017-2018 compliance cycle, our Company had been in compliance with the requirements of relevant PRC laws and the ETS. For year 2019-2020 compliance cycle, our Company plans to meet the requirements of EUETS according to the new notification from CAAC. However, there can be no assurance that the new implementation proposal will not have negative impact on our financial condition and result of operations.

We may utilize fuel hedging arrangements which may result in losses.

We may hedge a portion of our future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. While we have not entered into any fuel hedging transactions during the year ended December 31, 2019, we entered into fuel hedging contracts in March 2020. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, while we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs.

Risks Relating to the PRC

We have significant exposure to foreign currency risk as part of our lease liabilities and certain bank and other loans are denominated in foreign currencies. Due to rigid foreign exchange control by Chinese government, we may face difficulties in obtaining sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

Under current Chinese foreign exchange regulations, the Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center.

We have significant exposure to foreign currency risk as the majority of our lease liabilities and certain bank and other loans are denominated in foreign currencies, principally U.S. dollars, Euros and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects our results significantly because our foreign currency liabilities generally exceed our foreign currency assets. We are not able to hedge our foreign currency exposure effectively other than by retaining our foreign currency denominated earnings and receipts to the extent permitted by SAFE, or subject to certain restrictive conditions, entering into foreign exchange forward option contracts with authorized banks. However, SAFE may limit or eliminate our ability to purchase and retain foreign currencies in the future. In addition, foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. No assurance can be given that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

Uncertainties in the interpretation and enforcement of PRC laws and regulations may cause significant uncertainties to our operations.

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

Recent international trade tensions could materially and adversely affect our business, financial condition and results of operations.

Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including international trade disputes and tariff actions announced by the United States, the PRC and certain other countries. The U.S. administration has imposed significant amount of tariffs on Chinese goods, and the PRC government has imposed tariffs on certain goods manufactured in the United States. The United States and China have signed the first phase of a trade deal in January 2020 and will continue to negotiate the second phase of the trade deal. However, the effect of the trade deal remains uncertain. In particular, there is no assurance that the trade deal will be successfully implemented, or the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially in the future. It is also difficult to predict the impacts of PRC or U.S. government policies, in particular, the imposition of additional tariffs on bilateral imports, on economic conditions of both countries. If the list of goods is further expanded or the tariff is further increased, the volume of China-U.S. import and export trade would drop significantly, which will lead to deterioration in economic conditions of both countries and decrease of business and official activities between both countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tensions, such changes could negatively affect the demand for air travel as well as cargo and mail volume, which may in turn have an adverse effect our business, financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF OUR COMPANY

We were incorporated under the PRC laws on March 25, 1995 as a joint stock company with limited liability under the name of China Southern Airlines Company Limited. The address of our principal place of business is 68 Qi Xin Road, Guangzhou 510403, People’s Republic of China. Our telephone number is +86 20 8612 2480 and our website is www.csair.com.

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

Restructuring and Initial Public Offering

As part of China’s economic reforms in the 1980s, the PRC State Council directed the CAAC to separate its governmental, administrative and regulatory role from the commercial airline operations that were being conducted by the CAAC and its regional administrators. As a result, CSAH was established on January 26, 1991 for the purpose of assuming the airline and airline-related commercial operations of the Guangzhou Civil Aviation Administration, one of the then six regional bureaus of the CAAC. CSAH was one of the 55 large-scale enterprises designated by the Chinese government to play a leading role in their respective industries.

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

In July 1997, we completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB1.00 per share, and the listing of the H Shares on the Hong Kong Stock Exchange and ADSs on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of our issued and outstanding shares of capital stock, consisting of 2,200,000,000 non-tradable domestic shares (“Domestic Shares”), par value RMB1.00 per share, were owned by CSAH, which owned and exercised, on behalf of the Chinese government and under the supervision of the CAAC, the rights of ownership of such Domestic Shares. After giving effect to the private placement and the initial public offering, CSAH maintained its ownership of the 2,200,000,000 Domestic Shares (representing approximately 65.2% of the then total share capital of our Company), and became entitled to elect all the directors of our Company and to control the management and policies of our Group. The Domestic Shares and H Shares are both ordinary shares of our Company.

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

Aircraft Acquisitions

On August 3, 2012, Xiamen Airlines entered into an agreement with Boeing to purchase 40 Boeing B737 series aircraft from Boeing. The aggregate catalogue price of the 40 Boeing B737 series aircraft is US$3.36 billion. The aggregate consideration for the acquisition was partly paid in cash and partly through financing arrangements with banking institutions. Among which, 31 Boeing B737 series aircraft were delivered in stages to Xiamen Airlines during the period from 2016 to 2018. Boeing delayed the delivery of certain Boeing B737 series aircraft to Xiamen Airlines in 2019. As of the date of this Annual Report, the delivery schedule of the remaining Boeing B737 series aircraft had not been determined.

On May 16, 2014, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 30 Airbus A320 series aircraft and 50 A320 NEO series aircraft. The catalogue price of one Airbus A320 series aircraft and one A320 NEO series aircraft differs, ranging from US$85.8 million to US$110.1 million and US$94.4 million to US$120.5 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal resources of our Company and partly through commercial loans by commercial banks. The 50 Airbus320 aircraft were delivered in stages to our Company during the period from 2016 to 2019 and the 30 Airbus320 NEO aircraft were scheduled to be delivered to our Company in 2020.

On December 17, 2015, we entered into the aircraft acquisition agreement with Boeing to purchase 30 B737NG series aircraft and 50 B737 MAX series aircraft. The catalogue price of each B737NG series aircraft and B737 MAX series aircraft is about US$81.2 million and US$96.1 million, respectively. The aggregate consideration for the acquisition will be funded partly payable in cash and partly through financing arrangements with banking institutions. The 30 Boeing737NG aircraft were delivered in stages to our Company in 2017 and the 50 Boeing737 MAX aircraft were scheduled to be delivered in stages to our Company during the period from 2018 to 2021. Boeing delayed the delivery of certain Boeing 737 MAX aircraft to our Company in 2019. As of the date of this report, the delivery schedule of the remaining Boeing 737 MAX aircraft had not been determined.

On December 23, 2015, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 10 Airbus A330-300 series aircraft. The catalogue price of one Airbus A330-300 series aircraft is about US$227.4 million. The aggregate consideration for the acquisition will be funded partly payable in cash and partly through financing arrangements with banking institutions. The Airbus aircraft were scheduled to be delivered in stages to our Company during the period from 2017 to 2019. The five Airbus A330-300 aircraft were delivered in stages to our Company in 2017 and the five Airbus A330-300 aircraft were delivered in stages to our Company in 2018.

On October 12, 2016, we entered into the aircraft acquisition agreement with Boeing to purchase 12 B787-9 series aircraft. The catalogue price of one B787-9 series aircraft is about US$271 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft were scheduled to be delivered in stages to our Company during the period from 2018 to 2020. The five B787-9 series aircraft were delivered in stages to our Company in 2018 and the four B787-9 series aircraft were delivered in stages to our Company in 2019.

On April 26, 2017, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 20 A350-900 series aircraft. The catalogue price of one A350 series aircraft is about US$299 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The six A350-900 aircraft were delivered in stages to our Company in 2019 and the 14 A350-900 aircraft were scheduled to be delivered to our Company during the period from 2020 to 2022.

On October 20, 2017, we entered into the aircraft acquisition agreement with Boeing to purchase eight B777-300ER and 30 B737-8 series aircraft. The catalogue price of each B777-300ER series aircraft and each B737-8 series aircraft is about US$318 million and US$104 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft were scheduled to be delivered in stages to our Company during the period from 2019 to 2020. On February 28, 2019, we entered into the supplemental Boeing aircraft acquisition agreement with Boeing to amend the terms of the aforesaid aircraft acquisition agreement to change the two B777-300ER aircraft originally agreed to be acquired by our Company to two B777F aircraft. Boeing delayed the delivery of certain Boeing 737-8 series aircraft to our Company in 2019. As of the date of this Annual Report, the delivery schedule of the remaining Boeing 737-8 series aircraft had not been determined.

On March 21, 2018, Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the 20 B737-8 aircraft and 10 B737-10 aircraft. The catalogue price of each B737-8 series aircraft and B737-10 series aircraft is about US$104 million and US$116 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft were scheduled to be delivered in stages to Xiamen Airlines during the period from 2019 to 2022. Boeing delayed the delivery of certain Boeing 737 series aircraft to Xiamen Airlines in 2019. As of the date of this Annual Report, the delivery schedule of the remaining Boeing 737 series aircraft had not been determined.

On August 30, 2019, we entered into an aircraft acquisition agreement with Commercial Aircraft Corporation of China Limited (“Comac”), pursuant to which we agreed to purchase 35 ARJ21-700 aircraft. The catalogue price of each ARJ21-700 aircraft is approximately US$38 million. The aggregate consideration for this acquisition will be partially funded by financing arrangements with banks or other institutions. These aircraft were scheduled to be delivered in stages to us from 2020 to 2024.

Capital Expenditure

We expended RMB45,973 million, RMB37,210 million and RMB31,129 million in capital expenditures in 2019, 2018 and 2017, respectively. Of such capital expenditures in 2019, RMB30,351 million was financed by leases, RMB13,492 million was financed by bank borrowings while the remaining RMB2,130 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under our fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations. As of December 31, 2019, we had total capital commitments for aircraft, engines and related equipment of approximately RMB 71,224 million.

Non-Public Subscriptions

For detailed information about our non-public subscriptions, please refer to “Item 7 - Related Party Transactions – Non-Public Subscriptions”.

Issuance of Corporate Bonds

On February 21, 2019, we issued the first tranche of 2019 corporate bonds with an aggregate nominal value of RMB3,000 million at an interest rate of 3.45% per annum. On May 16, 2019, we issued the second tranche of 2019 corporate bonds with an aggregate nominal value of RMB2,000 million at an interest rate of 3.72% per annum. On November 20, 2019, Xiamen Airlines issued the first tranche of 2019 corporate bonds with an aggregate nominal value of RMB1,500 million at an interest rate of 3.58% per annum. The 2019 corporate bonds mature in three years.

B.	BUSINESS OVERVIEW

General

We provide commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics of the CAAC, we are one of the largest Chinese airlines and, as of December 31, 2019, we ranked the first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2019, our RPKs increased at a compound annual growth rate of 11.1%, from 230,697 million in 2017 to 259,194 million in 2018 and 284,921 million in 2019, while our capacity, measured in terms of ASKs, increased at a compound annual growth rate of 10.7%, from 280,646 million in 2017 to 314,421 million in 2018 and 344,062 million in 2019. In 2019, our Group carried 151.63 million passengers and had passenger revenue of RMB 138,502 million (approximately US$ 19,854 million).

We conduct a portion of our airline operations through our airline subsidiaries, namely Xiamen Airlines, Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”), Chongqing Airlines Company Limited (“Chongqing Airlines”) and China Southern Airlines Henan Airlines Company Limited (“Henan Airlines”), (collectively, the “Airline Subsidiaries”). In 2019, the Airline Subsidiaries carried 60.11 million passengers and had passenger revenue of RMB 44,604 million (approximately US$ 6,394 million) and accounted for 39.64 % and 32.2 % of our passengers carried and passenger revenue, respectively.

We also provide air cargo and mail services. Our cargo and mail revenue decreased by 4.10% to RMB9,615 million (approximately US$1,378 million) in 2019. Our airline operations are fully integrated with our airline-related businesses, including aircraft maintenance, ground services and air catering operations.

Our operations primarily focus on the domestic market. In addition, we also operate regional routes and international flights. As of December 31, 2019, we operated 1,270 routes, of which 1,036 were domestic, 207 were international and 27 were regional. We operate the most extensive domestic route network among all Chinese airlines. Our route network covers commercial centers and rapidly developing economic regions in Mainland China. Our regional operations include flights between destinations in Mainland China, Hong Kong, Macau and Taiwan. Our international operations include scheduled services to cities in Australia, Azerbaijan, Bangladesh, Cambodia, Canada, Dutch, France, German, India, Indonesia, Iran, Italy, Japan, Kenya, Kazakhstan, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Tajikistan, Thailand, Turkmenistan, United Arab Emirates (UAE), United Kingdom, United States of American (USA), Uzbekistan and Vietnam.

We focused on building the “Guangzhou-Beijing Dual Hub” strategic layout and acceleration of all the preparation work for stationing in Beijing Daxing International Airport. On October 10, 2017, we held the opening ceremony of Beijing Daxing International Airport’s hub project. During 2018, we continued to optimize the Guangzhou hub and completed the transfer operation to T2 terminal of Guangzhou Baiyun International Airport. Meanwhile, we were fully committed to building the Beijing hub, and launched Beijing-Istanbul and other new routes, and Xiong’an Airlines was approved for establishment. In 2019, we commenced the operation of CSA base simultaneously with the opening of Beijing Daxing International Airport, and successfully completed the first flight and the transition of the first 13 routes in 2019. We have worked out a hub construction plan and the supporting airline network planning and marketing strategy in terms of Beijing Daxing International Airport, ensuring its quality and efficiency. According to the plan, upon finishing the transition by the end of March 2021, our market share in Beijing Daxing International Airport will reach approximately 43%, and we will become the largest main base airline in Beijing Daxing International Airport.

Our corporate headquarters and principal base of operations are located in Guangzhou, the capital of Guangdong Province and the largest city in southern China. Located in the rapidly developing Pearl River Delta region, Guangzhou is also the transportation hub of southern China and one of China’s major gateway cities. Guangzhou’s significance has increased as the transportation infrastructure of Guangdong Province has developed through the construction and development of expressways, an extensive rail network and the port cities of Guangzhou, Shenzhen, Zhanjiang, Zhuhai and Shantou. During 2019, We have continuously expanded the “Canton Route”, and promoted the coordinated development of the aviation market in Guangdong-Hong Kong-Macau Greater Bay Area, contributing to the construction of the world’s first-class bay area. During the reporting period, we launched three new routes, including Guangzhou-Vienna, Guangzhou-Cebu and Guangzhou-Nagoya, with 66 international and regional routes in Guangzhou. We have served the construction of Shenzhen’s pilot demonstration zone, promoted the coordinated development of Guangzhou and Shenzhen markets, and newly launched route from Shenzhen to Tokyo Narita International Airport. We have fully taken advantage of the scale of CSA network, and introduced six “Bay Area Link” products, including CSA express line, off-site transfer and cross-city airport pickup/drop-off, making it easier and more comfortable for passengers to travel. In 2019, the number of passengers handled in Guangzhou hub increased by 6.3%, demonstrating the emerging hub effect.

As of December 31, 2019, we had a fleet of 862 aircraft, consisting primarily of Boeing 737, 747, 777, 787 series, Airbus 320, 330, 350,380 series, etc. The average age of our registered aircraft was 6.7 years as of December 31, 2019.

Route Network

Overview

We operate the most extensive route network among all Chinese airlines. As of December 31, 2019, we operated 1,420 routes consisting of 1,122 domestic routes, 46 regional routes and 252 international routes.

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

In order to expand our international route network, we have entered into code-sharing agreements with several international airlines, including American Airlines, British Airways, Finnair, Aeroflot-Russian Airlines, Air France, CSA Czech Airlines, China Eastern Airlines, Xiamenair, Delta Air Lines, Etihad Airways, Emirates Airline, Japan Airlines International, Kenya Airways, KLM Royal Dutch Airline, Korean Air, Mandarin Airlines, Pakistan International Airlines, PT Garuda Indonesia (Persero) Tbk., Qantas Airways Limited, Saudi Arabian Airlines, Vietnam Airlines, WestJet, Alitalia-Linee Aeree Italiane, and others. Under the code-sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by us to passengers using their codes. Similarly, we are permitted to sell tickets for the other participating airlines using CZ code. The code-sharing agreements help increase the number of our international sales outlets. At present, we share codes with 28 international and domestic airlines in 531 routes, including trunk routes and beyond routes, and serve more than 267 destinations in more than 42 countries and regions. This further enlarged our sales channels and flight route network.

The following table sets forth certain statistical information with respect to our passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and mail carried (tons)		Total traffic (tons kilometers)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2017	126.30	10.2	1,672	3.7	27,321	12.03
2018	139.89	10.76	1,732	3.6	30,334	11.03
2019	151.63	8.4	1,764	1.8	32,625	7.55

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

Domestic Routes

Our domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning, Sichuan, Yunnan, Shannxi and Xinjiang and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin and Chongqing. In 2019, our most profitable domestic routes were: Shenzhen-Beijing, Shengzhen-Shanghai, Guangzhou-Beijing, Haikou-Guangzhou, Changchun-Beijing, Shanghai-Shenzhen, Guangzhou-Haikou, Beijing-Changchun, Guangzhou- Shanghai, and Changsha-Beijing.

Regional Routes

We offer scheduled service between Hong Kong and Beijing, Shenyang, Meixian, Wuhan, Yiwu; and between Taipei and Guangzhou, Zhengzhou, Changchun, Dalian, Zhangjiajie, Changsha, Harbin, Guiyang, Guilin, Nanning, Shanghai, Shenyang, Jieyang, Shenzhen, Wuhan, Shijiazhuang, Yiwu and Urumqi; and between Macau and Chongqing, Changsha, Wuhan. In 2019, the most profitable scheduled regional routes were: Shenzhen-Taipei, Taipei-Guangzhou, Taipei-Shenzhen, Guangzhou-Taipei, Taipei-ShanghaiPudong, ShanghaiPudong-Taipei, Taipei-Zhengzhou, Taipei-Changsha, Changsha-Taipei, and Taipei-Guiyang.

In 2019, we conducted a total of 19,073 flights on our regional routes, accounting for approximately 22.4% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in Mainland China according to CAAC statistics briefing.

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Other than that, travelers between Taiwan and Mainland China had to make use of intermediate stops in Hong Kong or elsewhere. Since July 2008, however, the ban on direct flights was further liberalized to allow direct charter flights on weekends. We were the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, the Mainland China and Taiwan agreed to have regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 28, 2019, there were 28 cross-Strait direct passenger flights a week.

International Routes

We are the principal Chinese airlines serving Southeast Asian destinations and Australasia, including Singapore and major cities in Australia, Bangladesh, Cambodia, Indonesia, Malaysia, New Zealand, Philippines, Thailand and Vietnam, etc.

In addition, we also provide scheduled services to cities in Austria, Australia, Azerbaijan, Bangladesh, Cambodia, Canada, Dutch, France, German, India, Indonesia, Iran, Italy, Japan, Kenya, Kazakhstan, Kyrgyzstan, Malaysia, Maldives, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Tajikistan, Thailand, Turkmenistan, United Arab Emirates (UAE), United Kingdom, United States of American (USA), Uzbekistan and Vietnam, etc.

In 2019, our most profitable international routes were: Guangzhou-Tokyo, Tokyo-Guangzhou , Guangzhou-Toronto, Dhaka-Guangzhou, Guangzhou-Osaka, Inchon-Shenyang, Guangzhou-Manila, Guangzhou-Dhaka, Haikou-Guangzhou-Inchon and Guangzhou-Vancouver.

Aircraft Fleet

Our fleet plan in recent years emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient and old aircraft. As of December 31, 2019, we operated a fleet of 862 aircraft with an average age of 6.7 years. Most aircraft of our Group are Boeing and Airbus aircraft. We have the largest fleet among Chinese airline companies. Please see the table below for an analysis of our aircraft in terms of average age and respective passenger capacity.

Model	Number of Aircraft	Passenger Capacity
Airbus 380 series	5	506
Airbus 350 series	6	314
Airbus 330 series	47	218/258/259/260/278/283/284/286
Airbus 320 series	317	122/130/138/152/160/166/168/179/189/195/200/208
Boeing 787 series	37	237/266/276/287/297
Boeing 777 series	15	361
Boeing 737 series	401	128/134/159/161/164/169/170/172/178/184
EMB190	20	98
Boeing 747 series Freighter	2	N/A
Boeing 777 series Freighter	12	N/A
Total	862	N/A

In 2019, we continued to expand and modernize our aircraft fleet. During 2019, we (i) took scheduled delivery of 31 aircraft under purchase agreements, including 7 A320neo, 9 A321neo, 6 A350-900, 5 B777-300ER, 4 B787-9 aircraft; (ii) took scheduled delivery of 13 A320neo, 6 A321neo and 3 B787-9 aircraft under leases; (iii) returned 9 A319, 8 A320, 2 A330-200, 1 A330-300, 2 B737-800, 6 E190 aircraft under leases upon expiry; and (iv) disposed of 4 B757 aircraft.

On March 1, 2019, Xiamen Airlines took scheduled delivery of 1 B737-8 aircraft under lease arrangement.

Aircraft Financing Arrangements

Overview

As of December 31, 2019, a significant portion of our aircraft is acquired under long-term leases or mortgage loans with remaining terms to maturity mainly ranging from one to eleven years. As of December 31, 2019, of our Group’s 862 aircraft, 577 aircraft were operated under leases and 285 were either owned aircraft financed by long-term mortgage loans, or acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective leases. Our planned acquisition of aircraft in the foreseeable future will generally be made through acquisition by bank loans and our own funds or under lease arrangements. Our determination as to our acquisition strategy depends on our evaluation at the time of our capacity requirements, anticipated deliveries of aircraft, our capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2019, the number of aircraft operated by our Group pursuant to leases and the average remaining terms.

	Capital Lease	Operating Lease	Average Remaining Lease Term
Model	Number of Aircraft	Number of Aircraft	Year
Boeing 787 series	25	8	7.58
Boeing 777 series	14	0	7.68
Boeing 737 series	82	163	5.88
Airbus 380 series	1	0	3.16
Airbus 350 series	6	0	9.81
Airbus 330 series	29	7	5.04
Airbus 320 series	95	128	6.31
EMB190	0	14	0.56
Boeing 777 series Freighter	5	0	6.78
Boeing 747 series Freighter	0	0	0
Total	257	320	6.05

Pursuant to the terms of the leases, our Group, as the lessee, is responsible during the lease term for the maintenance, service, insurance, repair and overhaul of the aircraft. Certain of our leases cover a significant portion of the relevant aircraft’s useful life and have an option to purchase the aircraft at or near the end of the lease term. For all other leases, we have no option to purchase the aircraft and is required to return the aircraft in the agreed condition at the end of the lease term. Our aggregate future minimum lease payments required under leases were RMB157,081 million as of December 31, 2019.

Aircraft Flight Equipment

The jet engines used in our aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. We had 93 and 90 spare jet engines for our fleet as of December 31, 2019 and 2018, respectively. We determine our requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for our aircraft are generally handled by Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a subsidiary we acquired from CSAH in August 2016, in consideration of an agency fee. We arrange the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keep an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

A major part of the maintenance for our fleet other than overhauls of jet engines is performed by Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), an entity jointly controlled by our Company, Hutchison Whampoa (“Hutchison”) and South China International Aircraft Engineering Company Limited, consistent with our strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for our fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China that has been certified as a repair station by both the CAAC and the Federal Aviation Administration. In March 1998, GAMECO received the Joint Civil Aviation Authorities certificate, which was transferred to European Aviation Safety Agency certification in November 2004, for the repair and maintenance of aircraft.

We believe that GAMECO performs major maintenance checks on our aircraft within time periods generally consistent with those of large international airline maintenance centers. In 2019, 40.84% of the repair and maintenance including overhaul of our Company were performed by GAMECO. Although rotables for our aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. Our agreement with GAMECO usually has a term of one year.

Overhauls of jet engines are performed by Zhuhai MTU, a jointly controlled entity of the Company and MTU Aero Engines GmbH, and also by domestic qualified service providers in Xiamen (TEXL), Hong Kong (HAESL) and Taiwan (EGAT), Beijing(AMECO)and by overseas qualified service providers in USA, Germany, Korea, Singapore, France, Netherlands and Scotland. On September 19, 2017, our Company entered into an agreement with CSAH, where CSAH subscribed shares of our Company with 50% of its equity interest in Zhuhai MTU. The transfer was completed in August 2018.

The amounts incurred by our Group for comprehensive maintenance services provided by GAMECO and Zhuhai MTU were RMB5,381 million, RMB4,521 million, and RMB3,925 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Safety

We endeavor to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, we have adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of our Company implements safety-related training programs on an on-going basis in all of our operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. For “incidents” which include various events and conditions prescribed by the CAAC that do not involve serious personal injury or material damage to flight equipment, our Group has kept the number consistently below what is prescribed by the CAAC. For example, our “Air Transportation Incidents Per Ten Thousands Hours Ratio” was 0.0088, 0.0047, and .0101 in 2019, 2018 and 2017, respectively. In comparison, CAAC’s published maximum acceptable Air Transportation Incidents Per Ten Thousands Hours Ratio was 0.6, 0.6, and 0.5 in 2019, 2018 and 2017, respectively. This ratio is defined as the number of occurrences of air transportation incident for every 10,000 hours of flight time. In 2008, we received the “Five-Star Flight Safety Award” from CAAC, being the first in domestic aviation industry to receive such a great honor. Subsequently in 2012, we were awarded the “Safe Flight Diamond Award” by CAAC for our 10,000,000 safety flight hours record. On June 15, 2018, our Company was honored with the 2-Star Flight Safety Diamond Award by the CAAC, becoming the leading Chinese carrier to maintain the highest safety records in China. By December 31, 2019, our continuous safe flight span were 26.386 million hours.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. Our jet fuel costs accounted for 28.8%, 30.6%, and 25.9% of our operating expenses for the years ended December 31, 2019, 2018 and 2017, respectively. Like other Chinese airlines, we are generally required by the Chinese government to purchase our jet fuel from regional branches of CAOSC and Bluesky Oil Supplies Company, except at Shenzhen, Sanya, Haikou and Shanghai Pudong where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

Jet fuel obtained from CAOSC’s regional branches is purchased at a market-adjusted price set within a specified range based on the guidance price issued by CAOSC with the approval of the CAAC and the pricing department of the NDRC. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines. Jet fuel costs in China are influenced by costs at state-owned oil refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for jet fuel in certain regions of China.

Prior to 1994, domestic jet fuel prices were generally below international jet fuel prices. The Chinese government had gradually increased domestic jet fuel prices in order to reflect more accurately the costs of supplying jet fuel in China. As a result, domestic jet fuel prices have become higher than those in the international market since the beginning of 1994. For 2007 and the first half of 2008, the crude oil prices in the international market reached historic highs. In response to the pressure imposed by such soaring prices, on November 1, 2007 and June 20, 2008, respectively, the NDRC increased the domestic jet fuel prices. Thereafter, in order to reduce fuel cost pressure faced by Chinese airlines, the NDRC approved reductions in domestic jet fuel prices in 2008 and 2009. However, during a period from February 2009 to 2013, the crude oil price in the international market continued to increase and maintained at a high level. However, influenced by excessive oil supply, global economic weakness and the strong US$, the international oil prices have been trending downward since 2014. Our jet fuel costs decreased from RMB42,922 million in 2018 to RMB42,814 million in 2019, as a result of the decrease in average jet fuel prices from 2018 to 2019.

In addition to purchases of jet fuel from CAOSC, we are also permitted by the Chinese government to purchase a portion of our jet fuel requirements for our international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources accounted for approximately 17.55% and 17.13% of our total jet fuel consumption in 2018 and 2019, respectively.

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

From April 1, 2015, the NDRC adjusted the benchmark oil price to RMB5,000 per ton, for every RMB100 by which the cost of jet fuel exceeds that price, the airlines are allowed to charge RMB0.00002566 per kilometer for the flight distance. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB5,000 per ton, the airlines are allowed to charge RMB0.0002566 per kilometer for the flight distance. The NDRC decreased the rate of fuel surcharge from RMB0.00002566 per kilometer to RMB0.00002454 per kilometer, from April 1, 2019.

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

We funded the training of our recruited pilots in previous years and, as a result, incurred significant costs over the years. Recently, there is a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change not only cuts down our training expenses significantly, but also ensures the long-term dedicated service of the pilots. Under the self-sponsored pilot training program, the self-sponsored pilots are bound to enter into service contracts with us when they finish their training courses. They have the choice to repay their loans in advance or in installments.

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

Ground Services

We make arrangements with airport authorities, other airlines or ground services companies for substantially all ground facilities, including runway, ramp, terminal and support services buildings, at each airport that they serve. We pay landing, parking and other fees to such airports, including Guangzhou Baiyun International Airport. At domestic airports, such fees are generally determined by CAAC.

At Guangzhou Baiyun International Airport, we operate our own passenger check-in, cargo, mail and baggage handling, aircraft maintenance and cleaning services. We also provide such services to our customer airlines that operate in Guangzhou Baiyun International Airport.

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

Air Catering

We own a 70.5% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”). Nanland provides in-flight meals, snacks, drinks and related services for all of our flights originating from airports around China. We also contract with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on customary terms in the industry.

Cargo and Mail

We also provide air cargo and mail services. A significant portion of these services are combined with passenger flights services. In 2019, we had 2 Boeing 747 freighters and 12 Boeing 777 freighters, mainly servicing 12 international cargo routes, including

Guangzhou–Chongqing–Amsterdam–Guangzhou, Guangzhou–Amsterdam–Guangzhou, Guangzhou–London-Frankfurt-Guangzhou, Guangzhou-Frankfurt-Guangzhou, Guanghzou-London-Guangzhou, Guangzhou-Anchorage-LosAngeles-

Guangzhou, Guangzhou-HoChiMinhCity-Hanoi-Guangzhou, ShanghaiPudong-Amsterdam-Chongqing-ShanghaiPudong, ShanghaiPudong-Amsterdam-ShanghaiPudong, ShanghaiPudong–Frankfurt–ShanghaiPudong, ShanghaiPudong–Anchorage–Chicago–ShanghaiPudong, ShanghaiPudong–LosAngeles–ShanghaiPudong.

We conduct our cargo business primarily through our cargo hubs in Guangzhou and Shanghai.

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

Our ticket sales and reservations are conducted by or through independent sales agents and our own network of exclusive sales offices, as well as the CAAC’s sales offices and CSAH’s affiliates. We have sales offices in Guangzhou and our other route bases. In addition, we maintain regional sales offices in other cities in China, including Beijing and Shanghai. We maintain international sales offices in Almaty, Amsterdam, Ashkhabad, Auckland, Astana, Baku, Bangkok, Bishkek, Busan, Chicago, Daegu, Daejeon, Delhi, Dhaka, Dubai (Sharjah), Dushanbe, Frankfurt, Hanoi, Ho Chi Minh City, Irkutsk, Islamabad, Istanbul, Jakarta, Kathmandu, Khabarovsk, Khudzhand, Kuala Lumpur, London, Los Angeles, Manila, Mexico City, Moscow, New York, Novosibirsk, Nairobi, Osh, Paris, Penang, Phnom Penh, Roma, Seoul, Singapore, Sydney, Tashkent, Tehran, Toronto, Tokyo, Tbilisi, Vancouver, Vladivostok, Vienna,Vientiane and Yangon.

We have agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2019, over 50.09% of all ticket sales for our scheduled flights were made by our network of sales offices and CSAH’s affiliates. We also sell tickets and accept reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with them, we pay commissions based on the value of tickets sold. In 2019, sales by independent sales agents accounted for less than 49.91% of our ticket sales of our scheduled flights.

Substantially all of our sales offices and agents in China are linked electronically to the TravelSky Technology Limited’s computerized ticketing and reservations system, which is in turn linked to all domestic airlines for flights throughout China. We have also entered into membership agreements with several international reservation systems, including ABACUS in Southeast Asia, SABRE and GALILEO in the United States, AMADEUS in Europe and INFINI in Japan. These systems facilitate reservations and sales of tickets for our international flights. Since 2016, we have been focusing on improving the digitalization and intelligence level. We have launched the “China Southern e Travel” strategy, which aims to explore the needs of passengers and plan and design products from the perspective of passengers. We have built a number of quality products such as flight dynamics, seat selection and check-in, electronic invoices, face recognition, full-channel self-service refund and meal service. The grand vision of “a hassle-free journey with one mobile device” has become a reality in technology, and the digitalization of the entire process of passenger travel has been realized. In 2018, we released the “Internet +” strategy centering on “China Southern e Travel”, and formally built a one-stop service mobile application platform to provide passengers with excellent door-to-door service experience. Intelligence has become our core competitiveness.

Cargo

Our cargo and mail services are promoted through our own cargo divisions, a wholly owned subsidiary, and independent cargo agents both within and outside China that track available space among all airlines. In particular, our Company employs a number of cargo agents in the Pearl River Delta region. In 2019, we generally pay the cargo agents an average commission of 0.41% of the relevant cargo freight rate for domestic and international services, and a commission of 0.44% to cargo agents in the Pearl River Delta region.

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

We seek to increase our brand recognition by offering new services to passengers. For example, we were the first Chinese airline to provide off-airport check-in services. We also offered transfer and baggage “through-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. We widened our use of information technology and introduced new services such as cell phone check-in, SMS platforms and online meal booking. In 2017, our Company reached a strategic cooperation agreement with American Airlines. According to this agreement, American Airlines subscribed our Company’s shares in August 2017 by USD200 million. Our Company and American Airlines also established a code sharing partnership on January 18, 2018 to provide more convenient and diversified trip options for passengers. As an important strategic decision, we decided not to renew the contract with SkyTeam in 2018. Instead, we focused on establishing cooperation with new strategic partners, while maintaining good relationships with the SkyTeam partners. We have entered into Strategic Cooperation Agreement with American Airlines since 2017 and implemented full scope codeshare cooperation, Frequent Flyer Programs cooperation and lounge services since 2019. We have also entered into a Joint Business Agreement with British Airways and implemented enhanced codeshare cooperation in 2019, and both parties intend to launch Frequent Flyer Programs in 2020. Although no longer a member of SkyTeam, CZ continues the codeshare cooperation with SkyTeam partners, including AirFrance-KLM, and other important Joint Business partners. We will continue to properly carry out the work of exit and fully guarantee the rights and interests of passengers. We will carry out bilateral and multilateral cooperation in a more targeted manner while deepening the cooperation with the existing partners such as France Airlines and KLM Royal Dutch Airlines, expand code sharing and frequent passenger cooperation with American Airlines, and launch strategic cooperation with numbers of internationally renowned airlines such as Finnair and Emirates to provide passengers with more convenient and high-quality travel options. At the same time, we continue to strengthen the coordinated development of the “China Southern Alliance” by gradually integrating with Xiamen Airlines and Sichuan Airlines in terms of capacity layout, route cooperation, resource sharing and customer collaboration. At present, we share codes with 28 international and domestic airlines, such as American Airlines, British Airways, KLM Royal Dutch Airlines and Qantas Airways in 531 routes (including trunk routes and beyond routes). This further enlarged our sales channels and flight route network.

On the wake of permitted direct flights on weekends between Taiwan and Mainland China starting from July 4, 2008, our Company became the first Chinese carrier to fly nonstop to Taiwan. By taking advantage of such further liberalized air travel policy between Taiwan and Mainland China, our Company has taken measures to explore opportunities presented by and increase our brand recognition in Taiwan market. On June 23, 2008, our Company entered into a memorandum of cooperation with China Airlines, which is the largest carrier in Taiwan by route network. Based on the memorandum, the scope of cooperation between the parties will cover passenger, cargo, maintenance and ground handling services. We believe that our strategic collaboration with China Airlines will be beneficial to both parties, expand their route network worldwide, increase their freight load factors, reduce labor and operating costs, and enhance the competitiveness of both airlines in the global air travel market.

To enhance relationships with our passengers, we have launched two major frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club” and the “Xiamen Airlines’ Egret Card Frequent Flyer Program”. By the end of 2019, we had approximately 61.02 million members (including those of Xiamen Airlines) under these programs.

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

Regional Routes. Hong Kong and Macau routes and landing rights are derived from agreements between the Chinese government and the government of the Hong Kong SAR, and between the Chinese government and the government of Macau SAR. The rights to fly between Beijing and Hong Kong, Beijing and Macau, Shanghai and Hong Kong and Shanghai and Macau are allocated by the CAAC among four different Chinese airlines. We understand that the criteria for determining whether a Hong Kong and Macau route will be allocated to a particular airline include market demand, the ability of the airline to service the route and the appropriateness of the airline’s aircraft for such route.

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years. As of April 28, 2020, there were 28 cross-Strait direct passenger flights a week.

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

Jet Fuel Supply and Pricing

CAOSC and Bluesky Oil Supplies Company, companies supervised by the CAAC, are the only jet fuel supply companies in China, with the exception of the joint venture jet fuel supply companies that supply Shenzhen, Zhuhai, Sanya, Haikou, Shanghai Pudong and other small airports. Airlines are generally not permitted to buy jet fuel from other suppliers in their domestic operations, since the direct import of jet fuel for domestic purposes is prohibited. As a result, all Chinese airlines purchase their domestic jet fuel supply requirements (other than the above mentioned exceptions) from the seven regional branches of CAOSC. Jet fuel obtained from such regional branches is purchased at a market-adjusted price set within a specified range based on the guidance price issued by CAOSC with the approval of the CAAC and the pricing department of the NDRC.

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

In the Chinese aviation industry, the three dominant airlines are our Group, Air China Limited (the “Air China”) and China Eastern Airlines Corporation Limited (the “China Eastern Airlines”). In 2019, these three airlines together controlled approximately 59.6% of the commercial aviation market in China as measured by the number of passengers carried.

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

In the next few years, the target customers of high-speed railway and airline will gradually differentiate, so passengers of airline will not be massively redirected to high-speed railway. However, the positive changes in the high-speed railway will continue to erode the aviation market. First of all, the “eight horizontal and eight vertical” high-speed railway corridors are gradually being perfected. The advantages of scale are becoming obvious. Secondly, in the future, the railway system will gradually release its own pricing, adopt flexible pricing and market pricing. Passengers can get discounts on more routes. Hence, the competition that aviation industry faces will become more intense. Thirdly, one-third of high-speed railway will speed up, which may attract more passengers. The competition on passengers whose trip distance are from 750 kilometers to 1000 kilometers is intense. Following the increase of speed, high-speed railway may attract passengers who travel longer than 1000 kilometers. In addition, the operational efficiency of high-speed railways and train capacity will increase.

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

	Passenger Carried		Cargo and Mail Carried (tons)		Total Traffic (tons kilometers)
Year	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in thousands)	Group’s Share (% of total)	Industry Total (in billions)	Group’s Share (% of total)
2015	435.6	25.1	6,253	24.2	85.0	26.3
2016	487.8	23.5	6,669	22.7	96.1	25.4
2017	551.6	25.2	7,058	23.7	108.3	22.9
2018	611.7	22.9	7,385	23.5	120.7	25.1
2019	659.9	23.0	7,532	23.4	129.3	25.2

Domestic Routes

We compete against our domestic competitors primarily on the basis of flight schedule, route network, quality of service, safety, type and age of aircraft and, to a lesser extent, price. We compete against other major Chinese airlines in our various domestic route markets. Of these competitors, the largest two are Air China and China Eastern Airlines, which are owned or controlled by the Chinese government.

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at the 10 busiest airports in China in 2019 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Beijing	16.97	9.12	16.91
Shanghai Pudong	9.21	7.85	9.90
Guangzhou	48.83	32.14	48.93
Chengdu	11.25	10.14	10.55
Shenzhen	27.93	13.99	26.68
Kunming	11.22	15.94	10.20
Xi’an	13.18	10.57	12.94
Shanghai Hongqiao	13.78	20.66	13.29
Chongqing	21.05	16.93	22.66
Hangzhou	26.00	12.57	24.85

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above) in 2019 according to passenger volume data from CAAC statistics briefing.

Airport	Passenger Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Zhengzhou	29.25	10.33	29.66
Wuhan	36.92	28.94	36.34
Changsha	32.15	28.82	32.30
Haikou	22.17	30.36	21.89
Sanya	23.69	26.61	25.56
Nanning	21.59	21.42	22.08
Zhuhai	31.51	35.08	31.73
Guilin	16.79	18.61	18.02

Regional Routes

In 2019, we conducted a total of 19,073 flights on our regional routes, accounting for approximately 22.4% of all passengers carried by Chinese airlines on routes between Hong Kong, Macau or Taiwan and destinations in China. We face less competition on regional routes than that on domestic and international routes, and earn a higher operating margin. Air China, China Eastern Airlines, Air Macau, Cathay Dragon, Cathay Pacific, China Airlines and Eva Airways compete with our Group in the regional traffic markets.

International Routes

We compete with a number of Chinese airlines, including Air China and China Eastern Airlines and many well-established foreign airlines on our international routes. Most of these international competitors have significantly longer operating histories, substantially greater financial and technological resources and greater brand recognition than us. In addition, the public’s perception of the safety and service records of Chinese airlines may adversely affect our ability to compete against our international competitors. Many of our international competitors have larger sales networks and participate in more comprehensive and convenient reservation systems, or engage in promotional activities that may enhance their ability to attract international passengers.

In Southeast Asian routes, our competitors mainly include Thai Airways International, Singapore Airlines, Malaysian Airlines System, Vietnam Airlines, Garuda Indonesia, Philippine Airlines, Air China and China Eastern Airlines. In European routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific , Lufthansa German Airlines and Finnair. In the United States routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific, Delta Airlines and United Airlines. In Australian routes, our competitors include Air China, China Eastern Airlines, Cathay Pacific and Qantas Airways. We compete in the international market primarily on the basis of safety, price, timeliness and convenience of scheduling.

Airline Subsidiaries

Our Airline Subsidiaries are joint ventures established by our Company and local companies in the provinces or special economic zones where our Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2019, our Company owned a 55% or 60% equity interest in each of our Airline Subsidiaries.

As of December 31, 2019, Xiamen Airlines operated under the “MF” code with a fleet of 206 aircraft. In 2019, Xiamen Airlines carried a total of about 39.87 million passengers, or approximately 26.29% of the passengers carried by our Group in that year, and had RMB31,035 million in traffic revenue.

As of December 31, 2019, Shantou Airlines operated under “CZ” code with a fleet of 15 aircraft. In 2019, under the centralized allocation of flight routes of our Group, Shantou Airlines carried a total of about 3.33 million passengers, or 2.20% of the passengers carried by our Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2019 was RMB2,335 million.

As of December 31, 2019, Zhuhai Airlines operated under the “CZ” code with a fleet of 13 aircraft. In 2019, under the centralized allocation of flight routes of our Group, Zhuhai Airlines carried a total of about 2.50 million passengers, or approximately 1.65% of the total number of passengers carried by our Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2019 was RMB 1,893 million.

As of December 31, 2019, Guizhou Airlines operated under the “CZ” code with a fleet of 20 aircraft. In 2019, under the centralized allocation of flight routes of our Group, Guizhou Airlines carried a total of about 3.97 million passengers, or approximately 2.62% of the total number of passengers carried by our Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB2,958 million for the year ended December 31, 2019.

As of December 31, 2019, Chongqing Airlines operated under the “OQ” code with a fleet of 28 aircraft. In 2019, under the centralized allocation of flight routes of our Group, Chongqing Airlines carried a total of about 4.39 million passengers, or 2.90% of the total number of passengers carried by our Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2019 was RMB3,074 million.

As of December 31, 2019, Henan Airlines operated under the “CZ” code with a fleet of 30 aircraft. In 2019, under the centralized allocation of flight routes of our Group, Henan Airlines carried a total of about 6.06 million passengers, or approximately 3.99% of the total number of passengers carried by our Group in that year. Total traffic revenue of Henan Airlines was approximately RMB4,377 million for the year ended December 31, 2019.

Insurance

The aviation insurance in the name of CHINA SOUTHERN AIRLINES COMPANY LIMITED as a member of CHINA CIVIL AVIATION GROUP INSURANCE FLEET, is placed with the PICC Property & Casualty Company Limited, China Pacific Property Insurance Co., Ltd., Ping An Property & Casualty Insurance Company of China, Ltd. and China Life Property and Casualty Insurance Company Limited as Insurers. We maintain aviation hull all risks, spares and airline liability insurance policy, aircraft hull all risks and spare engines deductible insurance policy, aviation hull war and allied perils policy, aviation war, hijacking and other perils excess liability insurance policy, all of which are in the amount customary in the Chinese aviation industry.

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$57,338) per passenger. As of July 31, 2005, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 128,821 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not attributable to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which we are subject to.

The insurance premiums payable in respect of the CAAC group insurance policy are allocated to each participating airline based on the value of the airline’s insured aircraft and insured spares, airlines traffic RPK, passenger number and cargo revenue.

Intellectual Property

Our businesses and operations, other than the businesses and operations of Xiamen Airlines and Chongqing Airlines, are conducted under the names “China Southern” and “China Southern Airlines” in both English and Chinese. We use a stylized rendition of a kapok plant as our logo. Xiamen Airlines conducts its businesses and operations under the name of “Xiamen Airlines” in English and Chinese and uses its own logo depicting a stylized rendition of an egret. Chongqing Airlines conducts its business and operations under the name of “Chongqing Airlines” in English and Chinese and uses its own logo depicting a cross of two rivers.

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

Iran Sanctions Disclosure

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, or the Exchange Act, if during 2019, our Company or any of our affiliates have engaged in certain transactions with Iran or with persons or entities designated under certain executive orders, our Company would be required to disclose information regarding such transactions in our Annual Report as required under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA. In 2019, our Company operated air services to and from Iran through the specifically designated route of “Beijing - Urumqi - Tehran - Urumqi - Beijing” (the “Iran Route”) and engaged in international traffic in passengers, cargo and mail.

In order to provide our aviation services in Iran, our Company has entered into certain ground service agreement with Iran Air whereby Iran Air provides our Company with ground service, maintenance and other support services in return for certain service fees to be paid by our Company in accordance with the agreement. Our Company does not provide, nor has it ever provided any equipment, component, or technology to Iran. The services rendered by our Company to Iran are limited to the provision of international traffic for passengers, cargo and mail and those services provided by our local offices and agents to customers. Our Company does not operate flights within Iran.

Our Company’s international route rights, as well as the corresponding landing rights, are derived from air service agreements negotiated between the Chinese government, through the CAAC, and the governments of the relevant foreign countries. With respect to the Iran Route, our Company’s international route rights associated thereto are derived from and based on the bilateral air transport agreement (the “Bilateral Agreement”) entered into by and between the Chinese government and the Iranian government. Both parties are contracting parties to the Convention on International Civil Aviation, opened for signature at Chicago on December 7, 1944, and entered into the Bilateral Agreement with an aim to establish and operate scheduled air services between and beyond the two countries’ respective territories. The Bilateral Agreement, which has been registered with the International Civil Aviation Organization, sets forth general principles and specific rules governing our Company’s aviation services in Iran.

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

Our Company does not anticipate any significant change in our services to Iran, either by way of increasing significantly the size of or altering the nature of our operations in the territory. For the year ended December 31, 2019, the asset of Iran office and revenue generated from the air services to Iran amounted to US$3,624,493.90 and US$5.97 million, representing only 0.001% and 0.004% of the total asset and total revenue generated by our Group for the year ended December 31, 2019, respectively. Therefore, our Company believes that our operations in Iran for the year ended December 31, 2019 were inconsequential and quantitatively immaterial to our business, financial condition and results of operations.

C.	ORGANIZATIONAL STRUCTURE

The following chart illustrates the corporate structure of our Group as of December 31, 2019 and the aggregate effective equity interest of our Company in each of our principal subsidiaries, associates and jointly controlled entities.

The particulars of our principal subsidiaries as of December 31, 2019 are as follows:

Name of Company	Place and Date of Establishment/Operation	Proportion of Ownership Interest Held by our Company
Xiamen Airlines Company Limited	PRC August 11, 1984	55%
Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Guizhou Airlines Company Limited	PRC June 17, 1998	60%
Chongqing Airlines Company Limited	PRC May 30, 2007	60%
China Southern Airlines Henan Airlines Company Limited	PRC September 27, 2013	60%
China Southern Airlines Xiong’an Airlines Company Limited	PRC June 29, 2018	100%
Southern Airlines Freight and Logistic (Guangzhou) Co., Ltd.	PRC June 8, 2018	100%

The particulars of our principal associates and joint ventures as of December 31, 2019 are as follows:

		Proportion of Ownership Interest Held by
Name of Company	Place and Date of Establishment/Operation	Group Effective Interest	Our Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	PRC October 28, 1989	50%	50%	—
Southern Airlines Group Finance Company Limited	PRC June 28, 1995	48.59%	41.81%	6.78%
Sichuan Airlines Co., Ltd.	PRC August 28, 2002	39%	39%	—
Southern Airlines Culture and Media Co., Ltd.	PRC May 13, 2004	40%	40%	—
MTU Maintenance Zhuhai Co., Ltd.	PRC March 1, 2001	50%	50%	—

D.	PROPERTY, PLANT AND EQUIPMENT

For a discussion of our aircraft, see Item 4 “Information on our Company-History and development of our Company Aircraft Acquisitions.”

Our headquarters in Guangzhou occupy an area of approximately 1,532,491 square meters of land and a total gross floor area of approximately 1,016,105 square meters. We lease land in Guangzhou on which our headquarters and other facilities are located from CSAH. We also lease from CSAH certain buildings mainly at Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.

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

The following table sets forth certain information with respect to the properties of the certain subsidiaries as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Xiamen Airlines	710,181	—	543,367	10,229
Shantou Airlines	137,075	2,660	73,419	5,891
Zhuhai Airlines	99,306	—	54,971	—
Guizhou Airlines	254,871	—	53,717	—
Chongqing Airlines	82,449	—	68,242	—
Henan Airlines	364,255	—	64,892	—
Zhuhai Xiang Yi Aviation Technology Co., Ltd..	213,973	—	52,323	3,570

The land in Guangzhou on which our headquarters and other facilities are located and the buildings that our Company uses at our route bases in Wuhan and Haikou are leased by our Company from CSAH. However, CSAH lacks adequate documentation evidencing CSAH’s rights to such land and buildings, and, as a consequence, the lease agreements between CSAH and our Company for such land may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements. There are certain other parcels of land and buildings owned or used by us that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair our ability to dispose of or mortgage such land use rights and buildings. As of December 31, 2019, we were in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Guangxi, Guizhou, Chengdu, Xiamen, Heilongjiang, Jilin, Dalian, Hunan, Beijing, Zhuhai, Shenyang, Shenzhen, Henan, Shantou, Xinjiang, Hainan, Shanghai, Hubei and Chongqing , in which we have interests and for which such certificates have not been granted. Our directors are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that we have not yet obtained the relevant land use right certificates and property title certificates.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with IFRSs, included elsewhere in this Annual Report.

Critical Accounting Policies

The preparation of the consolidated financial statements requires our Group to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the end of each reporting period, and the reported revenue and expenses during each reporting period. Actual results may differ from these estimates under different assumptions or conditions.

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

Depreciation and amortization

Property, plant and equipment and right-of-use assets are depreciated or amortized on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation and amortization expense to be recorded during any financial year. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortization expense for future periods is adjusted if there are significant changes from previous estimates.

Discount rate and return overhaul costs used to measure right-of-use assets relating to aircraft

As disclosed in Note 2(k) to the consolidated financial statements, the Group’s right-of-use assets relating to aircraft consists primarily of lease payments over the term of the leases and an estimate of cost of overhauls to restore the underlying assets to the agreed conditions at the end of the lease term (“return overhaul costs”), discounted to the present value. The minor change in the discount rate and the return overhaul costs may have a significant impact on the measurement of the Group’s right-of-use assets.

In the comparative periods prior to January 1, 2019, provision for the cost of major overhaul to fulfill the lease return conditions for operating leased aircraft were accrued and charged to consolidated income statement.

Frequent flyer revenue

According to the frequent flyer award programs, the allocation of stand-alone selling price of the mileage awarded involves the estimation of the expected redemption rate. The expected redemption rate is estimated based on historical experience of mileage redemption, taking into consideration future mileage redemption patterns, which are associated with changes in the terms to mileage programs and customer behavior. Different estimates could significantly affect the estimated contract liabilities and the results of operations.

In the comparative period prior to January 1, 2018, the amount of revenue attributable to the mileage earned by the members of the Group’s frequent flyer award programs was estimated based on the fair value of the mileage awarded and the expected redemption rate. The fair value of mileage awarded was estimated by reference to external sales. The method to estimate the expected redemption rate remains unchanged.

Income tax

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group needs to make judgements and estimates in determining the current income tax. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

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

In the comparative period prior to January 1, 2018, ticket breakage revenue was recognized when the tickets expired, and such revenue recognition did not involve significant accounting estimates.

Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRSs is presented in Note 61 to the consolidated financial statements.

Key Factors Affecting Results of operations

Our results of operations are affected by the factors discussed below.

Financial and operating leverage

Like most airlines, we are subject to a high degree of financial and operating leverage. A significant percentage of our operating expenses are fixed costs that do not vary proportionally to our yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor costs for flight crew, cabin crew and ground personnel. Thus, a minor change in our yields or load factors could have a material effect on our results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labor costs and depreciation do not vary proportionally to the number of flights flown. Thus, even minor change in aircraft utilization rates may affect our results of operations. We are and will continue to be highly leveraged with substantial liabilities denominated in foreign currencies and, accordingly, the results of our operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Our net exchange loss of RMB1,477 million was recorded in 2019, primarily attributable to the exchange difference arising from the translation of borrowing balances and lease liabilities dominated in USD resulting from the depreciation of RMB against USD.

Political and economic conditions and regulations

A number of external factors, including political and economic conditions in China, tend to have a major impact on our performance. Our financial performance is also significantly affected by factors arising from operating in a regulated industry. As substantially all aspects of our airline operations are regulated by the PRC government, our operating revenue and expenses are directly affected by the PRC government’s policies with respect to domestic air fares, jet fuel prices and landing and navigation fees, among others. The nature and extent of airline competition and the ability of Chinese airlines to expand are also affected by CAAC’s control over route allocations. Any changes in the PRC government’s regulatory policies or any implementation of such policies could have a significant impact on our future operations and our ability to implement our operating strategy.

Foreign exchange risk

We finance our aircraft acquisitions mainly through leases or bank loans in U.S. dollars, and have a substantial amount of transactions and liabilities denominated in U.S. dollars in relation to our global purchases of jet fuel, lease and purchase of aviation equipment as well as major repairs, in addition to the landing fees of our international flights in the airports of other countries, and, as a result, our business will be affected by the Renminbi depreciation. Renminbi depreciation has caused exchange loss to our Group and increased our operating costs which are denominated in foreign currencies. In 2019, we entered into forward foreign exchange contracts to mitigate our forward currency risk.

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

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,			2019 vs. 2018% increase	2018 vs. 2017% increase
Traffic	2019	2018	2017	(decrease)	(decrease)
RPK (million)
Domestic	195,239.18	178,972.96	160,427.72	9.09	11.56
Regional	3,258.71	3,304.83	2,934.65	(1.40)	12.61
International	86,422.92	76,916.01	67,334.50	12.36	14.23
Total	284,920.82	259,193.80	230,696.87	9.93	12.35
RTK (million)
Domestic	18,897.97	17,437.56	15,833.96	8.38	10.13
Regional	312.80	315.39	282.52	(0.82)	11.63
International	13,414.05	12,580.72	11,204.15	6.62	12.29
Total	32,624.82	30,333.67	27,320.63	7.55	11.03
Passengers carried (thousand)
Domestic	128,706.50	119,494.01	108,616.65	7.71	10.01
Regional	2,480.54	2,527.08	2,329.80	(1.84)	8.47
International	20,445.12	17,863.96	15,352.29	14.45	16.36
Total	151,632.16	139,885.04	126,298.75	8.40	10.76
Cargo and mail carried (thousand tons)
Domestic	1,052.13	1,043.91	1,048.18	0.79	(0.41)
Regional	23.27	21.85	22.01	6.50	(0.71)
International	688.16	666.52	601.97	3.25	10.72
Total	1,763.56	1,732.28	1,672.16	1.81	3.60
Capacity
ASK (million)
Domestic	235,216.49	216,160.94	194,354.34	8.82	11.22
Regional	4,367.53	4,383.59	3,843.89	(0.37)	14.04
International	104,477.84	93,876.41	82,447.49	11.29	13.86
Total	344,061.86	314,420.95	280,645.72	9.43	12.03
ATK (million)
Domestic	26,803.84	24,549.52	22,168.17	9.18	10.74
Regional	506.71	503.53	446.80	0.63	12.70
International	19,123.06	17,674.93	15,717.21	8.19	12.46
Total	46,433.61	42,727.99	38,332.18	8.67	11.47
				2019 vs. 2018 increase (decrease) percentage points	2018 vs. 2017 increase (decrease) percentage points
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	83.00	82.80	82.5	0.20	0.25
Regional	74.61	75.39	76.4	(0.78)	(0.96)
International	82.72	81.93	81.7	0.79	0.26
Average	82.81	82.44	82.2	0.37	0.23
Overall load factor (RTK/ATK) (%)
Domestic	70.50	71.03	71.4	(0.53)	(0.40)
Regional	61.73	62.63	63.2	(0.90)	(0.60)
International	70.15	71.18	71.3	(1.03)	(0.11)
Average	70.26	70.99	71.3	(0.73)	(0.28)
				2019 vs. 2018% increase (decrease)	2018 vs. 2017% increase (decrease)
Yield
Yield per RPK (RMB)
Domestic	0.52	0.54	0.53	(3.70)	1.89
Regional	0.75	0.74	0.78	1.35	(5.13)
International	0.39	0.39	0.37	/	5.41
Average	0.49	0.49	0.49	/	/
Yield per RTK (RMB)
Domestic	5.50	5.60	5.52	(1.79)	1.45
Regional	8.18	8.13	8.45	0.62	(3.79)
International	3.10	3.00	2.87	3.33	4.53
Average	4.54	4.55	4.46	(0.22)	2.02
Financial
Passenger revenue (RMB million)
Domestic	101,955	95,773	85,392	6.45	12.16
Regional	2,437	2,446	2,281	(0.37)	7.23
International	34,110	29,819	25,118	14.39	18.72
Total	138,502	128,038	112,791	8.17	13.52
Cargo and mail revenue (RMB million)	9,615	10,026	9,082	(4.10)	10.39

A.	OPERATING RESULTS

The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance.

2019 compared with 2018

The profit attributable to our equity shareholders was RMB2,640 million in 2019, compared to RMB2,895 million in 2018. Our operating revenue increased by RMB10,699 million, or 7.45%, from RMB143,623 million in 2018 to RMB154,322 million in 2019. Passenger load factor was 82.81% in 2019, compared to 82.44% in 2018. Passenger yield (in passenger revenue per RPK) was RMB0.49 in 2018 and 2019, respectively. Average yield (in traffic revenue per RTK) decreased by 0.22% from RMB4.55 in 2018 to RMB4.54 in 2019. Operating expenses increased by RMB8,366 million, or 5.97%, from RMB140,242 million in 2018 to RMB148,608 million in 2019. Operating profit increased by RMB2,019 million from RMB8,819 million in 2018 to RMB10,838 million in 2019.

Operating Revenue

The following table sets forth operating revenue for the years indicated:

	2019		2018
	Operating revenue RMB million	Percentage %	Operating revenue RMB million	Percentage %	Change in revenue %
Traffic revenue	148,117	95.98	138,064	96.13	7.28
Including: Passenger revenue	138,502		128,038		8.17
– Domestic	101,955		95,773		6.45
– Hong Kong, Macau and Taiwan	2,437		2,446		(0.37)
– International	34,110		29,819		14.39
Cargo and mail revenue	9,615		10,026		(4.10)
Other operating revenue	6,205	4.02	5,559	3.87	11.62
Mainly including:
Commission income	2,952		2,619		12.71
Hotel and tour operation income	712		676		5.33
General aviation income	564		476		18.49
Ground services income	409		429		(4.66)
Total operating revenue	154,322	100.00	143,623	100.00	7.45

	2019		2018
	Traffic revenue RMB million	Percentage %	Traffic revenue RMB million	Percentage %	Change in traffic revenue %
Passenger revenue	138,502	93.51	128,038	92.74	8.17
Cargo and mail revenue	9,615	6.49	10,026	7.26	(4.10)
Traffic revenue	148,117	100.00	138,064	100.00	7.28

	2019		2018
	Passenger revenue RMB million	Percentage %	Passenger revenue RMB million	Percentage %	Change in passenger revenue %
Domestic	101,955	73.61	95,773	74.80	6.45
Hong Kong, Macau and Taiwan	2,437	1.76	2,446	1.91	(0.37)
International	34,110	24.63	29,819	23.29	14.39
Total	138,502	100.00	128,038	100.00	8.17

Substantially all of our operating revenue is generated from airlines transport operations. Traffic revenue accounted for 96.13% and 95.98 % of total operating revenue in 2018 and 2019, respectively. Passenger revenue and cargo and mail revenue accounted for 93.51 % and 6.49 % of our total traffic revenue in 2019, respectively. In 2019, our total traffic revenue was RMB148,117 million, representing an increase of RMB10,053 million, or 7.28%, from RMB138,064 million in 2018, mainly due to the increase in traffic capacity and traffic volume, evidenced by an increase in RPK and the number of passengers carried from 2018 to 2019. Our other operating revenue is mainly derived from commission income, hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to an increase of 8.17 % in passenger revenue, from RMB128,038 million in 2018 to RMB138,502 million in 2019. The total number of passengers carried increased by 8.40% from 139.89 million in 2018 to 151.63 million passengers in 2019. RPKs increased by 9.93% from 259,194 million in 2018 to 284,921 million in 2019, primarily as a result of the increase in the number of passengers carried. Passenger yield per RPK was RMB0.49 in 2018 and 2019, respectively.

Domestic passenger revenue, which accounted for 73.61 % of the total passenger revenue in 2019, increased by 6.45% from RMB95,773 million in 2018 to RMB101,955 million in 2019. Domestic capacity in ASKs increased by 8.82%, while passenger traffic in RPKs increased by 9.09%, resulting in an increase in passenger load factor by 0.20 percentage points from 82.80% in 2018 to 83.00% in 2019. Domestic passenger yield per RPK was RMB0.52 in 2019, compared to RMB0.54 in 2018.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 1.76 % of total passenger revenue, decreased by 0.37%, from RMB2,446 million in 2018 to RMB2,437 million in 2019. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 1.4%, and passenger capacity in ASKs decreased by 0.37%, resulting in a decrease in passenger load factor by 0.78 percentage points from 75.39% in 2018 to 74.61% in 2019. Passenger yield per RPK increased from RMB0.74 in 2018 to RMB0.75 in 2019.

International passenger revenue, which accounted for 24.63 % of total passenger revenue, increased by 14.39% from RMB29,819 million in 2018 to RMB34,110 million in 2019. For international flights, passenger traffic in RPKs increased by 12.36%, while passenger capacity in ASKs increased by 11.29%, resulting in an increase of 0.79 percentage points in passenger load factor from 81.93% in 2018 to 82.72% in 2019. Passenger yield per RPK was RMB0.39 in 2018 and 2019, respectively.

Cargo and mail revenue, which accounted for 6.49% of the Group’s total traffic revenue and 6.23% of total operating revenue, decreased by 4.10% from RMB10,026 million in 2018 to RMB9,615 million in 2019. This decrease was attributable to the decrease in yield per RFTK.

Other operating revenue increased by 11.62% from RMB5,559 million in 2018 to RMB6,205 million in 2019. This increase was primarily due to the increase in commission income and general aviation income.

Operating Expenses

Total operating expenses in 2019 amounted to RMB148,608 million, representing an increase of RMB8,366 million, or 5.97%, comparing to 2018, mainly due to the increase in depreciation and amortization expenses as impacted by the initial adoption of IFRS 16 in 2019. Total operating expenses as a percentage of total operating revenue decreased from 97.65% in 2018 to 96.30% in 2019.

The table below sets forth our operating expenses for the years indicated:

	2019		2018
	Operating expenses RMB million	Percentage %	Operating expenses RMB million	Percentage %	Change in Operating expenses %
Flight operation expenses	70,566	47.48	76,216	54.35	(7.41)
Mainly including:
Jet fuel costs	42,814		42,922		(0.25)
Aircraft operating lease charges	1,412		8,726		(83.84)
Flight personnel payroll and welfare	12,709		11,467		10.83
Maintenance expenses	13,057	8.79	12,704	9.06	2.78
Aircraft and transportation service expenses	26,591	17.89	24,379	17.38	9.07
Promotion and selling expenses	7,755	5.22	7,036	5.02	10.22
General and administrative expenses	4,073	2.74	3,770	2.69	8.04
Depreciation and amortization	24,620	16.57	14,308	10.20	72.07
Impairment losses on property, plant and equipment	18	0.01	—	—	100
Others	1,928	1.30	1,829	1.30	5.41
Total operating expenses	148,608	100.00	140,242	100.00	5.97

Flight operation expenses, which accounted for 47.48% of total operating expenses, decreased by 7.41% from RMB76,216 million in 2018 to RMB70,566 million in 2019, primarily due to the decrease in operating lease charges as impacted by the initial adoption of IFRS 16 on January 1, 2019.

Maintenance expenses, which accounted for 8.79% of total operating expenses, increased by 2.78% from RMB12,704 million in 2018 to RMB13,057 million in 2019, along with the fleet expansion.

Aircraft and transportation service expenses, which accounted for 17.89% of total operating expenses, increased by 9.07% from RMB24,379 million in 2018 to RMB26,591 million in 2019. The increase was primarily due to a 10.50% increase in landing and navigation fee and ground service fees from RMB15,980 million in 2018 to RMB17,658 million in 2019, resulted from the increase in the number of flights.

Promotion and selling expenses, which accounted for 5.22% of total operating expenses, increased by 10.22% from RMB7,036 million in 2018 to RMB7,755 million in 2019, mainly due to the increase in ticket office expenses and other promotion and selling expenses.

General and administrative expenses, which accounted for 2.74% of the total operating expenses, increased by 8.04% from RMB3,770 million in 2018 to RMB4,073 million in 2019, mainly due to the increase in general corporate expenses.

Depreciation and amortization, which accounted for 16.57% of the total operating expenses, increased by 72.07% from RMB14,308 million in 2018 to RMB24,620 million in 2019, mainly due to the initial adoption of IFRS 16 in 2019, based on which, depreciation expenses over the right-of-use assets were recognized.

Operating Profit

Operating profit was RMB10,838 million and RMB8,819 million in 2019 and 2018, respectively. The increase in operating profit was mainly due to the net effect of increase in operating revenue by RMB10,699 million or 7.45% compared with 2018, as a result of the increase in transport capacity and traffic volume and the increase in operating expenses by RMB8,366 million or 5.97%, due to the increase in depreciation and amortization expenses.

Other Net Income

Other net income decreased by RMB314 million from RMB5,438 million in 2018 to RMB5,124 million in 2019, mainly due to the decrease in gains on disposal of property, plant and equipment and construction in progress.

Interest Expense and Net Exchange Loss

Interest expense increased by RMB2,643 million from RMB3,202 million in 2018 to RMB5,845 million in 2019, mainly due to the increase of interest on the lease liabilities as impacted by the initial adoption of IFRS 16 on January 1, 2019.

Net exchange loss of RMB1,477 million was recorded in 2019, as compared with a net exchange loss of RMB1,853 million in 2018. Net exchange loss was primarily attributable to the exchange difference arising from the interest-bearing liabilities dominated in USD, along with the appreciation of USD against RMB.

Income Tax

Income tax expense decreased by RMB29 million from RMB1,000 million in 2018 to RMB971 million in 2019.

2018 compared with 2017

For a discussion of the comparison of our results of operation between 2017 and 2018, please see the section headed “ITEM 5. Operating and Financial Review and Prospects: A. Operating Results” in the Annual Report for the fiscal year ended December 31, 2018 on the Form 20-F filed with the Securities and Exchange Commission on April 26, 2019.

B.	LIQUIDITY AND CAPITAL RESOURCES

Generally, we meet our working capital and capital expenditure requirements through cash from our operations, the proceeds of certain long-term and short-term bank loans and lease financing.

As of December 31, 2019, we had banking facilities with several PRC commercial banks for providing loan financing up to approximately RMB308,343 million to our Group. As of December 31, 2019, approximately RMB251,165 million was unutilized. As of December 31, 2019 and 2018, our cash and cash equivalents were RMB1,849 million and RMB6,928 million, respectively.

Net cash generated from operating activities in 2019, 2018 and 2017 amounted to RMB31,175 million, RMB15,388 million and RMB17,732 million, respectively. Our Group’s operating cash inflows are primarily derived from the provision of air transportation and related services to customers. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and transportation services, and others. Net cash generated from operating activities increased from RMB15,388 million in 2018 to RMB31,175 million in 2019, primarily due to the increase in net cash inflows from transportation services and the impact of adoption of IFRS 16 since January 1, 2019, for which the cash outflow of operating lease charges originally presented in operating activities was split into capital element and interest element, and the capital element amounted to RMB7,111 million was classified as financing cash outflows in 2019. Net cash generated from operating activities decreased from RMB17,732 million in 2017 to RMB15,388 million in 2018, primarily due to the increase in jet fuel cost.

Net cash used in investing activities in 2019, 2018 and 2017 were RMB14,427 million, RMB20,517 million and RMB8,236 million, respectively. Cash capital expenditures in 2019, 2018 and 2017 were RMB15,622 million, RMB24,033 million and RMB13,846 million, respectively, primarily representing additional investments in aircraft and flight equipment under our fleet expansion plans and additional investments in other facilities and buildings used in operations.

Net cash used in financing activities were RMB21,833 million in 2019, as compared to net cash generated from financing activities of RMB5,220 million in 2018. Net cash outflow from borrowings and repayments of borrowings amounted to RMB3,354 million in 2019, while net cash inflow from borrowings and repayments of borrowings amounted to RMB5,780 million in 2018. The borrowings were used for capital expenditures and general working capital. Capital element of lease rentals paid was RMB17,784 million in 2019, while repayment of capital leases in 2018 were RMB10,433 million, resulting from the increase of aircraft acquisitions under leases and the adoption of IFRS 16 since January 1, 2019, for which the original capital element of operating lease amounted to RMB7,111 million was classified as financing cash outflows in 2019.

Net cash used in financing activities amounted to RMB6,976 million in 2017. Net cash inflow from borrowings and repayments of borrowings amounted to RMB2,557 million in 2017. The borrowings were used for capital expenditures and general working capital. Repayment of capital leases amounted to RMB9,835 million in 2017, resulting from the increase of aircraft acquisitions under capital leases.

As of December 31, 2019, our aggregate long-term borrowings and lease liabilities (including borrowings and lease liabilities due within one year) were RMB 150,507 million, among which RMB 22,794 million, RMB 23,022 million, RMB 27,745 million, RMB 17,303 million and RMB 59,643 million, respectively, is due in 2020, 2021, 2022, 2023 and thereafter. Lease liabilities were mainly denominated in U.S. dollars, Euro and Japanese Yen. In the normal course of business, we are exposed to fluctuations in foreign currency exchange. Our exposure to foreign currency exchange primarily resulted from our foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects our results significantly because our foreign currency liabilities generally exceed our foreign currency assets. We are not able to hedge our foreign currency exposure effectively other than by retaining our foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2019, our short-term bank loans amounted to RMB12,250 million, and our weighted average interest rate on short-term bank loans was 3.70% per annum. As of December 31, 2019, our outstanding ultra-short-term financing bills were RMB22,497 million. The primary use of the proceeds of our short-term bank loans and ultra-short-term financing bills is to finance working capital and capital expenditure needs. We have generally been able to arrange short-term borrowings with domestic banks in China as necessary and believe we can continue to obtain them based on our well-established relationships with various lenders.

As of December 31, 2019, the amounts of our lease liabilities were RMB 134,074 million, predominately for aircraft, among which RMB 19,998 million, RMB 19,249 million, RMB 19,400 million, RMB 17,287 million, RMB 17,468 million and RMB 40,672 million, respectively, is due in 2020, 2021, 2022, 2023, 2024 and thereafter.

As of December 31, 2019, we had a working capital deficit of RMB78,752 million, as compared to a working capital deficit of RMB59,615 million as of December 31, 2018. Historically, we operated in a negative working capital position, relying on cash inflow from operating activities, proceeds from ultra short-term financing bills and short-term bank loans to meet our short-term liquidity and working capital needs. In 2020 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflows from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditure. As of December 31, 2019, we had banking facilities with several PRC commercial banks for providing loan financing up to approximately RMB308,343 million, of which approximately RMB251,165 million was unutilized, whereas in 2018, we received loan financing up to approximately RMB243,910 million, of which RMB193,871 million was unutilized.

As we are subject to a high degree of operating leverage, a minor decrease in our yield and/or load factor could result in a significant decrease in our operating revenue and hence our operating cash flows. This could occur when competition among Chinese airlines increases or where PRC aviation demand decreases. Similarly, a minor increase in the jet fuel prices, particularly in the domestic market, could result in a significant increase in our operating expenses and hence a significant decrease in our operating cash flows. This could be caused by fluctuations in supply and demand in international oil market. We currently comply with the financial covenants attached to certain of our borrowings. Nevertheless, as we are subject to a high degree of financial leverage, an adverse change in our operating cash flows could adversely affect our financial health and hence weaken our ability to obtain additional loans and lease facilities and to renew our short-term bank loans facilities as they fall due.

As of December 31, 2019, we had capital commitments as follows:

	2020	2021	2022	2023	2024 and onwards	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Acquisition of aircraft and related equipment	41,442	21,077	5,464	3,241	—	71,224
Others	10,665	1,940	1,117	678	622	15,022
Total capital commitments	52,107	23,017	6,581	3,919	622	86,246

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2019, our cash and cash equivalents amounted to RMB1,849 million, and 33.42% of which were denominated in U.S. Dollars, Hong Kong Dollars, Euro, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB251,165 million, we expect that we will have sufficient funding sources to meet our cash requirements in the foreseeable future.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

None.

D.	TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2019, that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition that is material to investors. In particular, we (i) have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity; (ii) have not entered into any derivative contracts that are both indexed to our own stock and classified in stockholders’ equity, or not reflected in our statement of financial position; and (iii) do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity; that have or are reasonably likely to have a current or future effect on our financial condition that is material to investors.

For a detailed description of the guarantees that we provided for pilot trainees’ personal bank loans related to their respective flight training expenses, please refer to Note 54(c) to the consolidated financial statements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our obligations and commitments to make future payments under contracts and under commitments (excluding share of commitments of a joint venture) as of December 31, 2019.

	As of December 31, 2019 Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term bank loans and ultra-short-term bills (Note 1)	34,912	34,912	—	—	—
Long-term bank and other loans (Note 1)	18,370	3,392	12,798	173	2,007
Lease liabilities	157,081	25,404	46,892	39,971	44,814
Aircraft purchase commitments (Note 2)	71,224	41,442	26,541	3,241	—
Other capital commitments	15,022	10,665	3,057	1,300	—
Investment commitments	232	232	—	—	—
Total	296,841	116,047	89,288	44,685	46,821

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2019.

Note 2 Amounts shown are net of previously paid purchase deposits.

G.	SAFE HARBOR

See the section headed “Forward-looking Statements” at the beginning of this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth certain information concerning our directors, senior management and supervisors. There were certain changes in our directors, senior management and supervisors as of April 28, 2020, details of which are set forth below.

Name	Position	Gender	Age
Wang Changshun	Executive Director, Chairman of our Board	Male	62
Ma Xulun Han Wensheng	Vice Chairman, Executive Director, President Executive Director	Male Male	55 53
* Zhang Zifang	Executive Director and Executive Vice President	Male	61
Zheng Fan	Independent Non-executive Director	Male	64
Gu Huizhong	Independent Non-executive Director	Male	63
Tan Jinsong	Independent Non-executive Director	Male	55
Jiao Shuge	Independent Non-executive Director	Male	54
*Pan Fu	Chairman of the Supervisory Committee	Male	57
Li Jiashi	Chairman of the Supervisory Committee	Male	58
Lin Xiaochun	Supervisor	Male	48
Mao Juan	Supervisor	Female	47
Xiao Lixin	Executive Vice President, Chief Accountant and Chief Financial	Male	53
Zhang Zhengrong	Executive Vice President	Male	57
Luo Laijun	Executive Vice President	Male	48
Ren Jidong	Executive Vice President	Male	55
Cheng Yong	Executive Vice President	Male	57
Wang Zhixue	Executive Vice President	Male	59
Li Tongbin	Executive Vice President and Chief Engineer	Male	58
Su Liang	Chief Economist	Male	57
Chen Weihua Li Shaobin	Chief Legal Adviser Chief Training Officer	Male Male	53 55
Xie Bing	Company Secretary	Male	46
Feng Huanan	COO Flight Safety	Male	57
Guo Jianye	Chief Customer Officer	Male	57
Luo Minghao	Chief Pilot	Male	57
* Wang Renjie	Chief Operation Officer	Male	55

Notes: * represents the personnel has already resigned as at the end of the reporting period.

Directors

Wang Chang Shun, male, born in July 1957 (aged 62), graduated from University of Science and Technology of China, majoring in management science and engineering and he has a Ph.D. degree. He is a Doctor of Management and senior expert of political science. He began his career in February 1976. He joined the Chinese Communist Party in March 1982. He has acted as Vice Director and Director of aeronautical meteorology supervision department of CAAC Urumqi Administration, Vice President and a member of standing committee of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration) and then as Party Secretary and Vice President of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration). In November 2000, he acted as Vice Chairman, General Manager and Deputy Party Secretary of the Company. In September 2002, he acted as Vice President and Party member of CSAH and also as Vice Chairman, General Manager and Deputy Party Secretary of the Company. In August 2004, he served as Deputy Director and Party member of Civil Aviation Administration of China. In March 2008, he acted as Deputy Director and Party member of Civil Aviation Administration of China (Deputy ministerial). In October 2011, he was appointed as General Manager and Deputy Party Secretary of China National Aviation Holding Company and also was appointed as the Chairman of Air China Limited. He was appointed as Vice Minister and Party Leadership Group Member of Ministry of Transport in January 2014, General Manager and Deputy Party Secretary of China National Aviation Holding Company in February 2016, General Manager and Deputy Party Secretary of CSAH and Chairman of the Company in May 2016. In December 2016, he has been Chairman, Party Secretary of CSAH and Chairman of the Company. Since November 2017, he has been Chairman, Party Secretary of CSAH and Chairman, Party Secretary of the Company. He is also a deputy to the 12th National People’s Congress. He is the representative of the 19th Communist Party of China National Congress, a member of the 12th CPC Guangdon Provincial Committee and standing committee member and member of the 13th National Committee of the Chinese People’s Political Consultative Conference.

Ma Xu Lun, male, born in July 1964 (aged 55). He graduated from the School of Mechanical Science & Engineering of HUST, majoring in industrial engineering. He has a master degree of engineering and is a certified public accountant. He started his career in August 1984, and joined in the Chinese Communist Party in October 1990. He has been the deputy general manager of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC, vice president and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as vice president of general affairs and deputy party secretary of Air China Corporation Limited in October 2002; and served as the director, president and deputy party secretary of Air China Corporation Limited in September 2004. He served as a party member of China National Aviation Holding Company and director, president and deputy party secretary of Air China Corporation Limited in December 2004, and deputy general manager and party member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as deputy party secretary of China Eastern Air Holding Company and general manager and deputy party secretary of China Eastern Airlines Corporation Limited. He served as secretary to the Party Committee and deputy general manager of China Eastern Air Holding Company and general manager of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as the director, general manager and deputy party secretary of China Eastern Air Holding Company, and vice Chairman, general manager and deputy party secretary of China Eastern Airlines Corporation Limited in December 2016. In February 2019, he acted as the general manager and deputy party secretary of China Southern Air Holding Company Limited. In March 2019, he acted as the general manager of the Company and vice president of the Company in May 2019.

Han Wen Sheng, male, born in January 1967 (aged 53), graduated from Management Department of Tianjin University, majoring in engineering management, with qualification of a Master’s degree. He obtained a Master’s Degree of Science and was an economist. He began his career in August 1987, and joined the Chinese Communist Party in May 1985. He served as Deputy Director General of Cadre Training Center of the Company, Director of The Research Bureau of the Company, general manager of Labour Department and Secretary of CPC General Committee of the Company, Deputy Director General and a member of Party Committee of the Commercial Steering Committee and general manager as well as Deputy Party Secretary of the sales and marketing department of the Company, general manager and Deputy Party Secretary of Shanghai base. He acted as Deputy Party Secretary and Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and Party Secretary and Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as vice president and party member of China Southern Air Holding Company from October 2016. From November 2017, he served as vice president and party member of China Southern Air Holding Company Limited, the vice president and Party member of the Company. He was appointed as director and Deputy Party Secretary of China Southern Air Holding Company Limited, Vice president of the Company in November 2018. From January 2019, he served as director and Deputy Party Secretary of China Southern Air Holding Company Limited. Currently, he also served as Vice Chairman of Sichuan Airlines Corporation, director of China Travel Sky Holding Company and Vice Director General of China Air Transport Association.

Zheng Fan, male, born in November 1955 (aged 64), graduated with a bachelor’s degree from Beijing Normal University, majoring in School Education and is a senior expert of political science. Mr. Zheng is a CPC member and began his career in 1974. He served as a teacher of Faculty of Education at Beijing Normal University from February 1982. He worked as a cadre at public relationship department of the Chinese Communist Party Central Committee and was a deputy Director level investigator from January 1986, deputy Director-general (temporary post) of public relationship department of CBRC Shenzhen Municipality Luohu District Committee and deputy Director general (temporary post) of public relationship department of Shenzhen Committee of Communist Party of China from March 1988, deputy Director of public relationship department of CBRC Shenzhen Municipality Futian District Committee and office Director of working committee under the CBRC Shenzhen Municipality Committee from March 1991. Since August 1994, he has been appointed as general manager of general administration office of Overseas Chinese Town Economic Development Company, general manager’s assistant of OCT Group and managing Director of Overseas Chinese Town (HK) Company Limited since December 1997, deputy secretary of the Party Committee, secretary of Discipline Inspection Commission and Chief Cultural Officer of Overseas Chinese Group Company since August 2000, secretary of the Party Committee and vice-president of Overseas Chinese Group Company since March 2008, secretary of the Party Committee and vice-chairman of Overseas Chinese Town Company Limited since January 2010. He acted as Council Member of China Overseas Exchange Association, Director of relation of the Two Shores Across the Strait Association, vice president of Guangdong’s Association For Promotion of Cooperation between Guangdong, Hong Kong and Macau and vice-chairman of Guangdong Province Association of Entrepreneurs. He was also a Congressman of the 4th term and 5th term of the People’s Congress for Shenzhen Municipality and a member of the 11th session of Guangdong Provincial Committee of Political Consultative Conference. Mr. Zheng has been an independent Director of the company since 20 December 2017.

Gu Hui Zhong, male, born in November 1956 (aged 63), graduated with a master degree from Zhengzhou Aviation Industry Institute and Beihang University majoring in International Finance and is a senior accountant of professor level. Mr. Gu is a CPC member and began his career in 1974. He served as deputy chief and chief of the General Office of Financial Division of Aviation Industry Department, Director of International Affairs Financial Division of Aviation Industry Corporation of China, general manager of Zhongzhen Accounting Consultative Corporation, vice Director general of Financial Department of Aviation Industry Corporation of China and deputy Director-general of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of the Communist Party and vice president of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China. He previously served as chairman of AVIC I International Leasing Co., Ltd., chairman of AVIC I Financial Co., Ltd., chairman of CATIC International Holdings Limited, chairman of AVIC Capital Co., Ltd and chairman of AVIC International Vanke Company Limited. He is currently served as a supervisor of the Bank of Communications and vice chairman of the Accounting Society of China. Since December 20, 2017, Mr. Gu has been an independent Director of the Company.

Tan Jin Song, male, born in January 1965 (aged 55), graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant and a CPC member. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Sun Yat-sen University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Sun Yat-sen University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a council member of China Audit Society. Currently, Mr. Tan also serves as the independent Director of COSCO SHIPPING Specialized Carriers Co., Ltd., Guangzhou Hengyun Enterprises Holdings Limited, Shanghai RAAS Blood Products Co., Ltd. and Zhuhai Huafa Industrial Company Limited. Mr. Tan has been an independent Director of the Company since December 26, 2013.

Jiao Shu Ge, male, born in February 1966 (aged 54), with a master degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shandong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a Master’s degree in Engineering. Mr. Jiao has extensive experience in funds management and equity investment. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (“CDH Investments”) and is the founder of CDH Investments. He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of Direct Investment Department of China International Capital Corporation Ltd. (“CICC”). Mr. Jiao was the non-executive Director of China Yurun Food Group Limited and China Shanshui Cement Group Limited. He is also the President of Fujian Nanping Nanfu Battery Company Limited, Inner Mongolia Hetao Spirit Group Company Limited, Shanghai Maitai Jun’Ao Biological Technology Co., Ltd, Shanghai High tech Pharmaceutical Company Limited, Wuhu Zhengding Investment Management Co., Ltd. and other companies; He acted as a director of a number of companies including WH Group Limited, Henan Shuanghui Investment & Development Co.,Ltd., Joyoung Co., Ltd. and Chery Automobile Co., Ltd.; and also acted as an independent director of China Mengniu Dairy Company Limited and associated companies of CDH Investments. Mr. Jiao has been an independent Director of the Company since June 30, 2015.

Supervisors

Li Jia Shi, male, born in May 1961 (aged 58), graduated from Party School of the CPC majoring in Economic Administration and has a bachelor degree. He has an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in August 1976 and joined the Chinese Communist Party in June 1986. In February 1998, he served as the party secretary of Guangzhou Nanland Air Catering Company Limited and the Deputy Head (work as chair) of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company in April 1999. Mr. Li served as the head of the Organization Division of the Party Committee of CSAH in December 1999; and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company in December 2003. Mr. Li served as the Secretary of the Disciplinary Committee, member of the Standing Committee of the CPC and the Director of the Disciplinary Committee Office of the Company in December 2007. Mr. Li has been the supervisor of the Company since June 2009. He has been the team deputy leader of the Discipline Inspection Commission of CSAH, and member of Secretary of the Disciplinary Committee, the Director of the Disciplinary Committee Office in February 2012, and the Standing Member of Party Committee of China Southern Airlines Company Limited in November 2017. He has acted as the Labour Union chairman and the Standing Member of Party Committee of China Southern Airlines Company Limited in November 2017. He acted as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union and Standing Member of Party Committee of the Company from January 2018. He has served as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union of the Company since July 2018.

Lin Xiao Chun, male, born in May 1971 (aged 48), graduated from Peking University Law School with a bachelor degree of laws, majoring in international law. He obtained his MBA from Beijing University of Technology and City University of the United States, EMBA from Tsinghua University School of Economics and Management. He obtained qualifications for Enterprise Legal Adviser and corporation lawyer. He started his career in July 1995, and joined the Chinese Communist Party in June 1995. He served as the deputy director of the legal department of the Company in October 2006, deputy general manager of the legal department of the Company in January 2009, deputy director of the legal department of China Southern Air Holding Company and deputy general manager of the legal department of the Company in December 2009, director of the legal department of China Southern Air Holding Company Limited in May 2013, general manager of the laws & standards Division of China Southern Air Holding Company Limited and general manager of the laws & standards Division of the Company in April 2017.

Mao Juan, female, born in December 1972 (aged 47), obtained a bachelor degree in Accounting from Harbin University of Science and Technology. Ms. Mao began her career in July 1993, and joined the Chinese Communist Party in April 1992. She served as Deputy General Manager of Hainan Branch Comprehensive Trading Company, Deputy Manager of Finance Department in Hainan Branch of the Company and Manager of Audit and System Office of Finance Department in the Company. From August 2011, she acted as Deputy General Manager of Audit Department in the Company and acted as General Manager of Audit Department in the Company since June 2016. She has been the deputy general manager of Audit Department in the CSAH and the Company from April 2017. She has served as the General Manager of CSAH and the Company’s Audit Department since November 2017. She served as the supervisor of the Company, general manager of Audit Department of CSAH and the Company since December 2017. Currently, she is the Chairman of the Supervisory Committee of Southern Airlines Group Finance Company Limited and Nan Lung International Freight Limited, as well as the supervisor of Xiamen Airlines Company Limited.

Senior Management

Xiao Li Xin, male, born in June 1966 (aged 53), graduated from Guangdong Academy of Social Sciences with a master degree in Economics and then obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao began his career in July 1991, and joined the Chinese Communist Party in February 1998. He served as the Deputy General Manager of the Finance Department of the Company from March 2001. He served as the General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company from January 2002. Mr. Xiao served as the deputy chief accountant and general manager of the Finance Department of the Company from February 2007, and served as the General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007. He served as the General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since March 2015. From October 2016, he has served as Chief Accountant and Party member of China Southern Air Holding Company Limited and Chief Accountant and Chief Financial Officer of the Company. From November 2017, he served as Chief Accountant and Party member of CSAH and Executive Vice President, Chief Accountant, Chief Financial Officer and a member of the Party Committee of the Company. For now, he also serves as Chairman of Guizhou Airlines Company Limited, Chairman of Shantou Airlines Company Limited, Director of Xiamen Airlines Company Limited as well as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd.

Zhang Zheng Rong, male, born in September 1962 (aged 57), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting. He was graduated from Party School of the Central Committee of CPC majoring in economic management with a bachelor degree. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in February 1982, and joined the Chinese Communist Party in April 1988. He served as Vice Captain of Third Flight Corps of Civil Aviation Administration, Vice-Captain of Fourth Flight Corps and Captain of First Flight Corps of CSAH. From May 2002, he has been the Deputy General Manager of Civil Aviation Administration of the Company and Captain of First Flight Corps of the Company. From November 2002, he has been General Manager of Department of Security Supervision of the Company, as well as General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in May 2004. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. From March 2009, he has been Chief Pilot and Director of Aviation Security Department of the Company. Since April 2012, he served as the Chief Pilot, COO Flight Safety and Director of Aviation Security Department of the Company and in July 2012, he served as the Chief Pilot and Aviation Security Minister of CSAH. Since April 2014, he has acted as Chief Pilot, COO Flight Safety and Director of Aviation Security Department of CSAH. Since December 2016, he has been Chief Pilot of CSAH. He has served as Chief Pilot of CSAH and Chief Operation Officer of the Company since January 2017. Since November 2017, he has been the General Manager Assistant of CSAH and Chief Operation Officer of the Company. From June 2018, he has been the Vice President, Party Member of CSAH and Chief Operation Officer of the Company. In August 2018, he served as the Deputy general manager, Party Member of CSAH and the Deputy general manager, Chief Operation Officer of the Company. Since November 2018, he acted as the Deputy General Manager, Party Member and the Deputy general manager of the Company. Currently, he also serves as the chairman of Guizhou Airlines Company Limited.

Luo Lai Jun, male, born in October 1971 (aged 48), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in July 1993 and joined the Communist Party of China in September 1992. He served as the Manager of Finance Department in Shanghai Branch of the Company, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines Company Limited. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines Company Limited in June 2003; Director of Business Assessment Office of the Company in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party member of Financing Plan Department of the Company in November 2005; General Manager and Deputy Party Secretary of Freight Department of the Company in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of the Company in July 2012; Executive Deputy Director and the Deputy Party Secretary of Commercial Steering Committee of the Company in November 2016; Director and the Deputy Party Secretary of Commercial Steering Committee of the Company in August 2017; Executive Vice President and the Party member of China Southern Air Holding Company Limited and Executive Vice President of the Company in March 2019. Currently, he also serves as the chairman of China Southern Airlines Henan Airlines Company Limited and Shantou Airlines Company Limited.

Ren Ji Dong, male, born in January 1965 (aged 55), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor’s degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in August 1986 and joined the Chinese Communist Party in June 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005, a member of the Standing Committee of the CPC of the Company from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from March 2005, a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of the Company from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from May 2009 and the Executive Vice President of the Company from July 2018.

Cheng Yong, male, born in April 1962 (aged 57), graduated from Civil Aviation Flight College of China majoring in Aircraft Piloting and Civil Aviation Flight University of China majoring in Wingmanship, with a bachelor degree. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a command pilot. He began his career in January 1982, and join the Chinese Communist Party in August 1984. He has been the Deputy Head of Shenyang Chief Flight Corps Team of China Northern Airlines Company, vice president of China Northern Airlines Company Tian’e LLC and president of China Northern Airlines Company Sanya Co., Ltd. He served as the General Manager of CSAHC Northern Division in November 2004; president and deputy party secretary of Northern Branch of the Company in January 2005; deputy leader of steering group for reorganization of Liaoning Airport Management Group Company in January 2009; president and deputy party secretary of Beijing Branch of the Company in April 2009; a member of the Standing Member of Party Committee of the Company and General Manager and Deputy Party Secretary of Beijing Branch of the Company from April 2010; a Standing Member of Party Committee of the Company in July 2017; and Executive Vice President of the Company in August 2018.

Wang Zhi Xue, male, born in January 1961 (aged 59), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained a degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a command pilot. Mr. Wang began his career in February 1981, and joined the Chinese Communist Party in December 1980. Mr. Wang successively served as the Deputy Chief Pilot and Director of the Flight Safety Technology Department of Shantou Airlines Company Limited of CSAH, Deputy Chief Pilot and Manager of the Flight Safety Technology Division of Shantou Airlines Company Limited of CSAH. He also acted as the Deputy General Manager of Shantou Airlines Company Limited of CSAH from June 2002, and the General Manager of the Flight Management Division of the Company from October 2004, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009. Mr. Wang has been Chief Pilot and a member of the Standing Committee of the CPC of the Company from July 2012, and Executive Vice President, chief pilot and a member of the Standing Committee of the CPC of the Company from August 2012. He has been Executive Vice President and a member of the Standing Committee of the CPC of the Company from December 2016. He has been Executive Vice President of the Company from July 2018, and was appointed as legal representative, vice chairman, general manager and Deputy Secretary of CPC of Xiamen Airlines Company Limited in February 2019. For now, he also serves as Chairman of Zhuhai Airlines Company Limited.

Li Tong Bin, male, born in December 1961 (aged 58), graduated with a bachelor degree from Northeastern University majoring in industrial Electric Automation, and Business Administration (MBA) from School of Economics and Management of Hainan University. He obtained an Executive Master of Business Administration (EMBA) Degree form Tsinghua University, and is a senior engineer. Mr. Li began his career in August 1983, and joined the Chinese Communist Party in May 1983. He successively served as the Director of Aircraft Engineering Department and the Director of aircraft maintenance base of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005, and the party secretary and Deputy General Manager of Northern Branch of the Company from April 2012. Mr. Li was the Chief Engineer, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from April 2014. He has been the Chief Engineer, a member of the Standing Committee of the CPC, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from August 2015. Mr. Li has been the Executive Vice President, Chief Engineer, a member of the Standing Committee of the CPC, as well as General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company since September 2015. From December 2016, he has been Executive Vice President, Chief Engineer and a member of the Standing Committee of the CPC. In July 2018, he was appointed as the Executive Vice President and Chief Engineer of the Company. For now, Mr. Li also serves as Chairman of Shenyang Northern Aircraft Maintenance Co., Ltd., Guangzhou Aircraft Maintenance Engineering Co., Ltd. and MTU Maintenance Zhuhai Co., Ltd.

Su Liang, male, born in April 1962 (aged 57), graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management, and is an engineer. Mr. Su began his career in December 1981, and joined the Chinese Communist Party in May 1996. He successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAH Shenzhen Company. Mr. Su was the Secretary to the Board from July 2000, the Secretary to the Board and Director of Board Secretariat of the Company from December 2003, the Secretary to the Board, Deputy Director and Party member of Commercial Steering Committee of the Company from November 2005, the Company Secretary and Director of Company Secretary Office and Deputy Director and Party member of Commercial Steering Committee of the Company from February 2006. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of Sichuan Airlines Company Limited, Chairman of Southern Airlines Culture and Media Co., Ltd. and China Southern West Australian Flying College Pty Ltd.

Chen Wei Hua, male, born in October 1966 (aged 53), graduated from the School of Law of Peking University with a bachelor degree and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, who is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in July 1988, and joined the Chinese Communist Party in February 2001. He successively served as Deputy Director of Legal Department of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Division) of the Company and China Southern Airlines (Group) Corporation. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Division of the Company from June 2006. Mr. Chen has been the Chief Legal Adviser and General Manager of the Legal Division of the Company since October 2008. He has served as Chief Legal Adviser of the Company since April 2017. For now, he also acts as Director of Xiamen Airlines Company Limited.

Li Shao Bin, male, born in April 1964 (aged 55), graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers’ College, and obtained a university degree from the Party School of the Central Committee of Communist Party of China majoring in economics and management. He is an expert of political science. He began his career in July 1984, and joined the Communist Party of China in February 1988. He was an officer of Public Relationship Section of Political Department of the Hunan Bureau of Civil Aviation Administration, the Senior Staff Member of Publicity Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration and the Principal Staff Member of Publicity Department of the Company. He served as the Deputy Director of Publicity Department of the China Southern Airlines (Group) Company in September 1994. He had been the Director of Political Division of Flight Department of the Company from December 1999. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004. Mr. Li served as the Party Secretary and Vice President of Guangzhou Flight Operations Division of the Company from March 2006. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Executive Director of the Company since January 2013. Mr. Li served as the President and Deputy Party Secretary of the Training Centre of the Company since April 2017. Mr. Li also has been the Chief Training Officer of the Company since June 2019.

Xie Bing, male, born in September 1973 (aged 46), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration from the Management School of Jinan University, a master degree of business administration (international banking and finance) from the University of Birmingham, Britain and a MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member and FCS of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie began his career in July 1995, and joined the Chinese Communist Party in January 1994. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAH. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. Form April 2017, he has been the Secretary to the Board of the Company, Director of the board office of the Company. For now, he also acts as Chairman and Party Secretary of China Southern Airlines Group Capital Holding Limited and Chairman of CSA International Finance Leasing Co., Ltd., Deputy President of Central Enterprises Overseas students Sodality and a Council Member of The Hong Kong Institute of Chartered Secretaries.

Feng Hua Nan, male, born in November 1962 (aged 57), graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained a master degree in Aeronautical Engineering from School of Automation Science and Electrical Engineering of Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from Tsinghua University. He is a commanding pilot. Mr. Feng began his career in January 1983, and joined the Chinese Communist Party in October 1986. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company. He was the General Manager of Flight Safety Technology Department from December 1999, and the General Manager of Flight Technology Management Department of the Company from November 2002. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006. He has been the COO Flight Safety of the Company since August 2014.

Guo Jian Ye, male, born in December 1962 (aged 57), graduated from Party School of Civil Aviation Flight University of China majoring in Aircraft Piloting, South China Normal University majoring in Political Education in Education Management Department and the Party School of the Central Committee of CPC majoring in economic management. He obtained a master’s degree from the Party School of the Central Committee of CPC and also obtained a Bachelor of Philosophy. He is an expert of political science. He began his career in May 1980, and joined the Chinese Communist Party in May 1986. He was appointed as Secretary of Youth League Committee, Deputy Director of Advertising and Promotion Department of CAAC Central and Southern Regional Administration, Director of Political Department of Air traffic management bureau under CAAC Central and Southern Regional Administration, Vice Director of Air traffic management bureau under CAAC Central and Southern Regional Administration and General Manager of Guangdong CAAC Central and Southern Industrial Co., Ltd., Deputy Head of CAAC Hainan Safety Supervision Office, Head and Party Secretary of CAAC Henan Safety Supervision Office, Director and Party Secretary of CAAC Henan Safety Supervision Administration, the member of standing committee of CAAC Central and Southern Regional Administration, as well as the Vice Director. In July 2012, he served as General Manager and Deputy Party Secretary of Heilongjiang Branch of the Company. From July 2014, he acted as, Director and Deputy Party Secretary of Commercial Steering committee of the Company. Since January 2017, he has been the Chief Customer Officer of the Company. For now, he also acts as Chairman of Shenzhen Air Catering Co., Ltd., Guangzhou Nanland Air Catering Company Limited, Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited, China Southern Jia Yuan (Guangzhou) Air Products Co., Ltd.

Luo Ming Hao, male, born in September 1962 (aged 57), graduated from the Civil Aviation Flight University of China for professional flying. He graduated with a master degree from the Party School of Hunan Provincial Committee majoring in economics. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is Second Class Pilot. He began his career in July 1982, and joined the Communist Party of China in December 1984. He served as the deputy general manager of the flight division of Hunan Branch of CSAH and deputy manager, manager of Bei Hai Sales Department in Hunan Branch of the Company. He served as the deputy general manager of Hunan Branch of the Company in May 2002, General Manager and Deputy Party Secretary of the Cabin Department of the Company in December 2006. He acted as General Manager and Deputy Party Secretary of Dalian Branch of the Company in December 2010, General Manager and Deputy Party Secretary of Guangzhou Flight Department of the Company in July 2012 and Chief Pilot of the Company in March 2018.

None of our Directors, supervisors or members of our senior management was selected or chosen as a result of any arrangement or understanding with any major shareholders, customers, suppliers or others. None of the above Directors or Supervisors, senior management of our Company has any family relationship with any Directors, Supervisors, senior management, substantial shareholders of our Company. None of our directors or senior management owns any shares or options in our Group as of April 28, 2020.

B.	COMPENSATION

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2019 was RMB16.0 million. For the year ended December 31, 2019, we paid an aggregate of approximately RMB1.8 million on behalf of our executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal and provincial governments in which we participate.

Details of the remuneration of Directors’ and Supervisors’ remuneration for the year ended December 31, 2019 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Executive Directors
Wang Chang Shun	—	—	—	—
Ma Xun Lun	—	—	—	—
Han Wen Sheng	—	—	—	—
Zhang Zi Fang	—	—	—	—
Independent Non-executive Directors
Zheng Fan	60	—	—	60
Gu Hui Zhong	60	—	—	60
Tan Jin Song	150	—	—	150
Jiao Shu Ge	150	—	—	150
Supervisors
Pan Fu	—	—	—	—
Li Jia Shi	—	—	—	—
Mao Juan	—	712	129	841
Lin Xiao Chun	—	367	90	457
Total	420	1,079	219	1,718

C.	BOARD PRACTICES

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

The Strategic and Investment Committee held 1 meeting in 2019 in accordance with its rules and procedures, and considered a report on the action plan for serving Guangdong-Hong Kong-Macau Greater Bay Area.

Audit and Risk Management Committee

The Audit and Risk Management Committee is appointed by our board of Directors and consists of three independent non-executive directors. The current members of the Audit and risk management committee are Tan Jinsong, Gu Huizhong and Jiao Shuge. Tan Jinsong is the Chairman of the Audit and Risk Management Committee. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with our Company’s external auditors without any executive members of our board in attendance. The quorum for the transaction of any business is two. The Audit and Risk Management Committee held 14 meetings in 2019, which were attended by all members.

The Audit and Risk Management Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Group’s quarterly results of 2019, interim results of 2019, and annual financial statements of 2018, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit and Risk Management Committee also examines the effectiveness of our Company’s risk management internal control system, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of our Company’s business operations and the realization of our corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit and Risk Management Committee also reviews our Company’s internal audit plan, and submits relevant reports and concrete recommendations to our board on a regular basis.

Our Company has an internal audit department which reviews procedures in all major financial and operational activities. This department is led by the head of internal audit.

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by independent non-executive director Gu Huizhong with the executive director Han Wensheng and the non-executive director Zheng Fan as members. The term of office of each member is three years. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee held two meetings in 2019, which were attended by all members. The Remuneration and Assessment Committee reviewed the resolutions including the total remuneration accounts for 2017, the total remuneration budgets and accounts for 2018 and the total remuneration budgets for 2019 and other resolutions in the meetings.

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

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive directors and approving the terms of executive directors’ service contracts. The Remuneration and Evaluation Committee performed all its responsibilities under its terms of reference in 2019.

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

As of December 31, 2019, the Nomination Committee consists of three members, including Zheng Fan as Chairman and Wang Changshun as an executive director and Jiao Shuge as an independent non-executive director. The responsibilities of the Nomination Committee are to make recommendations to our board in respect of the size and composition of our board based on the operational activities, assets and shareholding structure of our Company; study the selection criteria and procedures of directors and executives and give advice to our board; identify qualified candidates for Directors and executives; investigate and propose candidates for directors and managers and other senior management members to our board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association of our Company, the Nomination Committee shall study and determine the selection criteria, procedures and terms of office for directors and managers with reference to our Company’s actual situation. Any resolution made in this regard shall be filed with and proposed to our board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engages intermediate agencies to provide professional advice on its proposals if necessary.

The Nomination Committee held two meetings in 2019, to nominate and appoint Mr. Ma Xulun as the President of the Company, Mr. Luo Laijun as Executive Vice President of the Company, and Mr. Li Shao Bin as Chief Training Officer of the Company. The Nomination Committee performed all its obligations under their terms of reference in 2019.

Aviation Safety Committee

The Aviation Safety Committee comprises three members and is chaired by Mr. Ma Xulun. The other two members are Mr. Zheng Fan as an independent non-executive Director and Mr. Tan Jinsong as an independent non-executive Director.

The Aviation Safety Committee held two meetings in 2019, which were held in accordance with its rules and procedures, and considered a report on the Company’s work on flight safety in 2019.

D.	EMPLOYEES

As of December 31, 2017, 2018 and 2019, we had 96,234, 100,831 and 103,876 employees, respectively. The table below sets forth the number of our employees by activity as of December 31, 2019. During 2019, we employed 1,861 temporary employees.

	Employees	% of Total
Pilots	10,574	10.18
Flight attendants	23,146	22.28
Maintenance personnel	17,245	16.60
Passenger transportation personnel	8,945	8.61
Cargo transportation personnel	7,606	7.32
Ground service personnel	10,794	10.39
Flight operation officers	2,477	2.38
Flight security guards	3,526	3.39
Information system personnel	1,916	1.84
Financial personnel	1,932	1.86
Others	15,715	15.13
Total	103,876	100.00

Our employees are members of a trade union organized under the auspices of the All-China Federation of Trade Unions, which is established in accordance with the Trade Union Law of China. One representative of our Company labor union currently serves on the Supervisory Committee of our Company. Each of our subsidiaries has its own trade union. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations, and we believe that our relations with our employees are good.

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

Retirement benefits

Our employees participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where our major operations are located. We are required to contribute to these schemes at rates ranging from 12% to 16% of salary costs, including certain allowances, in 2019, and from 13% to 20% in 2018. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of our Group are assumed by these schemes. We, at our sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, our Company and our major subsidiaries joined a newly defined contribution retirement scheme that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2019 was approximately RMB985 million.

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

Termination benefits

When we terminate the employment relationship with employees before the employment contracts expire, or provide compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognized in the consolidated income statement when both of the following conditions are satisfied:

•	We have a formal plan for the termination of employment or made an offer to employees for voluntary redundancy, which will be implemented shortly; and

•	We are not allowed to withdraw from termination plan or redundancy offer unilaterally.

Workers’ Compensation

There is no workers’ compensation or other similar compensation scheme under the Chinese labor and employment system. As required by Chinese law, however, we, subject to certain conditions and limitations, pay for the medical expenses of any contract employee who suffers a work-related illness, injury or disability, and continue to pay the full salary of, and provide all standard cash subsidies to, such employee during the term of such illness, injury or disability. We also pay for certain medical expenses of our temporary employees.

E.	SHARE OWNERSHIP

None of our directors or senior management owns any shares or options in our Company as of April 28, 2020.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 28, 2020 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Beneficially Owned (1)	Percentage of the Respective Class of Shares (2)	Percentage of Total Shares (2)
A shares	CSAH	4,528,431,323	52.65%	35.17%
H shares	HKSCC Nominees Limited	1,750,929,908	40.96%	13.60%
H shares	CSAH (3)	2,279,983,577	53.33%	17.71%
H shares	Nan Lung Holding Limited	2,248,833,577	52.60%	17.47%
A shares	China National Aviation Fuel Group Corporation	498,338,870	5.79%	3.87%
H shares	Hong Kong Securities Clearing Company Limited	483,433,236	11.31%	3.75%
H shares	American Airlines Group Inc.(4)	270,606,272	6.33%	2.10%
A shares	Qatar Airways Group Q.C.S.C.	430,036,166	5.00%	3.34%
H shares	Qatar Airways Group Q.C.S.C.	183,324,000	4.29%	1.42%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)

Percentage of A Shares and percentage of H Shares is based on 8,600,723,089 A Shares and 4,275,144,849 H Shares, respectively, issued as of April 28, 2020. Percentage of total shares is based on 12,875,867,938 shares issued as of April 28, 2020.

(3)

CSAH was deemed to be interested in an aggregate of 2,279,983,577 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.73% of its then total issued H Shares) and 2,248,833,577 H Shares were directly held by Nan Lung (representing approximately 52.60% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited.

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

As of December 31, 2019, there were 53 registered holders of 1,718,390 American Depositary Shares in the U.S., consisting of 2.3% of our outstanding H shares. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CSAH, which is an entity wholly-owned by the Chinese government.

B.	RELATED PARTY TRANSACTIONS

CSAH is our controlling shareholder. We entered into certain transactions with CSAH and its affiliates in the year ended December 31, 2019 and up to the latest practicable date. We also continued to carry out existing continuing transactions with CSAH and its affiliates in the year ended December 31, 2019. In particular, we believe the following arrangements are material to our operations. We believe that these arrangements have been entered into by us in the ordinary course of business and in accordance with the agreements governing such transactions. For a detailed description of our related party transactions, please see Note 52 to the consolidated financial statements.

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

Leases

We (as lessee) and CSAH or its subsidiaries (as lessor) entered into lease agreements as follows:

(1)

We and CSAH entered into an asset lease framework agreement on January 26, 2018 for a term of three years from January 1, 2018 to December 31, 2020 to renew lease transactions originally covered under the asset lease agreement dated December 29, 2014. Pursuant to the asset lease framework agreement, CSAH agreed to continue to lease to the Company certain buildings, land and equipment assets at existing locations in Guangzhou, Wuhan, Changsha, Haikou, Zhanjiang and Nanyang for a term of three years commencing from January 1, 2018 to December 31, 2020. The annual cap for rent payable to CSAH under such asset lease framework agreement is RMB116,198,000 for each of the three years ending December 31, 2020. For the year ended December 31, 2019, the rent incurred by the Group amounted to RMB90 million pursuant to the new asset lease framework agreement.

(2)

We and CSAH entered into an indemnification agreement dated May 22, 1997 in which CSAH agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, our right to use certain lands and buildings.

(3)

On December 30, 2019, we entered into a property and land lease framework agreement with CSAH to renew the property and land lease framework agreement dated December 16, 2016 (“2016 Property and Land Lease Framework Agreement”) for a term of three years commencing from January 1, 2020 to December 31, 2022. For the year ended December 31, 2019, the rents for property lease and land lease incurred by us under the 2016 Property and Land Lease Framework Agreement amounted to RMB98 million. Pursuant to the new property and land lease framework agreement, CSAH agreed to (i) lease to us certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries, (ii) certain land located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such land to us. The annual rental will be payable on a quarterly basis. The amount of aggregate annual rental payable by us to CSAH under the new property and land lease framework agreement for each of the three years ending December 31, 2022 is RMB96.78 million.

Southern Airlines Culture and Media Co., Ltd. (“SACM”), which is 40% owned by us and 60% owned by CSAH

On December 27, 2018, we entered into a media services framework agreement to renew the media services transaction and extend for an additional term of three years, commencing from January 1, 2019 to December 31, 2021. Pursuant to this agreement, we has appointed SACM to provide exclusive advertising agency services, plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of airhostess, services relating to the distribution of newspapers and magazines and printing, production and procurement services in relation to media. The annual caps for the media services framework agreement are RMB150 million, RMB170 million and RMB190 million for each of the three years ending December 31, 2021, respectively. On November 29, 2019, we entered into a supplemental agreement with SACM to change the annual cap for the year ending December 31, 2019 from RMB150 million to RMB200.9 Million. Annual caps for the years ending December 31, 2020 and December 31, 2021 remain unchanged.

For the year ended December 31, 2019, the media fees incurred by the Group for the media services amounted to RMB196 million.

Southern Airlines Group Finance Company Limited (“SA Finance”), which is 51.42% owned by CSAH, 41.81% owned by the Group

On August 27, 2019, we entered into a financial services agreement with SA Finance to renew the financial services framework agreement dated August 29, 2016 for a term of three years commencing from January 1, 2020 to December 31, 2022. Pursuant to this financial services agreement, SA Finance will provide to the Group, among other things, deposit services and loan services. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Group as well as the maximum amount of the outstanding loans provided by SA Finance to the Group (including the corresponding interests payable accrued thereon) for each of the three years ending December 31, 2020, 2021 and 2022 shall not exceed the cap which is set at RMB13.0 billion, RMB14.5 billion and RMB16.0 billion, respectively, on any given day. As of December 31, 2019, our Group’s deposits placed with SA Finance amounted to RMB711 million and the service fee charged by us was nil.

On July 8, 2019, we entered into an entrusted loan agreement with SA Finance and CSAH. Pursuant to this loan agreement, CSAH, as the lender, entrusted SA Finance to provide to us a loan of RMB500 million with a term of three years at the interest rate of 3.915% per annum. All amounts of the loan will be used to build our base in Beijing Daxing International Airport.

On September 3, 2019, we entered into another entrusted loan agreement with SA Finance and CSAH. Pursuant to this loan agreement, CSAH, as the lender, entrusted SA Finance to provide to us a loan of RMB4.72 billion with a term of one year at the interest rate of 3.915% per annum. The amounts of the loan will be used to repay outstanding amounts of loans with higher interest rate to CSAH and to supplement our working capital.

China Southern Airlines Group Ground Services Co., Ltd. (“GSC”), a wholly-owned subsidiary of CSAH

On December 16, 2016, we entered into a passenger and cargo sales and ground services framework agreement with GSC to renew the passenger and cargo sales agency services framework agreement dated November 8, 2013 for a term of three years commencing from January 1, 2017 to December 31, 2019. Under the passenger and cargo sales and ground services framework agreement, GSC agreed to provide certain services to the Group charging the agency fee and service, and we agreed to lease certain assets such as vehicles and equipment together with working space to GSC charging the lease fee. The annual caps for the services provided to the Group by GSC for the three years ended December 31, 2019 are RMB270 million, RMB330 million and RMB400 million, respectively.

GSC entered into liquidation at the year end of 2018 and has no transaction with us in 2019. For the year ended December 31, 2019, we had paid RMB44 million to Shenzhen Baiyun Air Service Co., Ltd., a subsidiary of GSC, as agent service fee.

China Southern Airlines Group Property Management Company Limited (the “CSAGPMC”), a wholly-owned subsidiary of CSAH

On December 19, 2017, we entered into a property management framework agreement with CSAGPMC to renew the appointment of CSAGPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company’s leased properties in the airport terminal at new Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport, and for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services for a term of three years commencing from January 1, 2018 to December 31, 2020. The annual cap for the property management framework agreement is set at RMB155 million for each of the three years ending December 31, 2020, respectively.

For the year ended December 31, 2019, the property management and maintenance fee incurred by the Group amounted to RMB148 million pursuant to the property management framework agreement.

CSA International Finance Leasing Co., Ltd. (the “CSA International”)

CSA International was previously wholly owned by CSAH, and became a joint venture of CSAH in 2019.

(1)

We entered into a finance lease agreement with Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (the “CSA Leasing Company”), which is wholly owned by CSA International, in relation to one Airbus A321 aircraft (“A321 Finance Lease Agreement”) and a finance lease agreement in relation to one Airbus A330 aircraft (“A330 Finance Lease Agreement”) on April 27, 2017, pursuant to which CSA Leasing Company agreed to provide finance leasing to us in relation to one Airbus A321 aircraft and one Airbus A330-300 aircraft, respectively.

Under each of the A321 Finance Lease Agreement and the A330 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the delivery date of the relevant aircraft, (2) the principal amount shall not exceed 100% of the purchase price of the relevant aircraft, (3) the applicable interest rate is 21.6% float down of the interest rate for RMB loan for above 5 years set by the People’s Bank of China, (4) the handling fee for the aircraft shall be paid to CSA Leasing Company in one lump sum prior to the delivery date of the relevant aircraft, and (5) upon the expiry of the lease term, we are entitled to purchase the relevant aircraft back from CSA Leasing Company at a price of RMB10,000.

(2)

We entered into a 2018-2019 finance and lease service framework agreement (the “2018-2019 Finance and Lease Service Agreement”) with CSA International on October 17, 2017, pursuant to which CSA International agreed to provide finance leasing service to the Company in relation to the leased Aircraft, leased aircraft related assets and leased aviation related equipment, as well as the operating lease service to the Company in relation to certain aircraft and engines.

(3)

We entered into an aircraft sale and leaseback agreement with Guangzhou Nansha CSA Tianshui Leasing Co., Ltd. (“Guangzhou Tianshui”), which is wholly owned by CSA International, on March 16, 2018, pursuant to which we agreed to sell 14 A320 aircraft to Guangzhou Tianshui. The consideration for such aircraft was RMB371 million. Such aircraft will be subsequently leased by Guangzhou Tianshui to the Company with monthly rental fee payable as RMB687,000 per aircraft with various terms ranging from 8 to 22 months, which constitute part of the lease under the 2018-2019 Finance and Lease Service Framework Agreement.

(4)

On October 10, 2019, we entered into the 2020-2022 finance and lease service framework agreement with CSA International pursuant to which CSA International will provide us with finance leasing service in relation to the leased aircraft, aircraft related assets and aviation related equipment and operating lease service in relation to certain aircraft, helicopters and engines during the period between January 1, 2020 and December 31, 2022.

For the year ended December 31, 2019, the amount of fees paid by the Company to CSA International and its subsidiaries for leasing services were RMB2,696 million.

Shenzhen Air Catering Co., Ltd. (the “SACC”), which is 50.1% owned by CSAH

We entered into a catering services framework agreement with SACC on December 27, 2018 to renew the catering services framework agreement dated December 30, 2015 for a term of three years commencing from January 1, 2019 to December 31, 2021. Pursuant to the agreement dated December 27, 2018, SACC agreed to provide the in-flight meal boxes, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC is located at. The annual caps for the catering services framework agreement are RMB231 million, RMB266 million and RMB306 million for each of the three financial years ending December 31, 2021, respectively.

For the year ended December 31, 2019, the services fee incurred by our Group to SACC for the catering services amounted to RMB142 million.

Guangzhou Southern Airlines Construction Company Limited (the “GSAC”), which is wholly owned by CSAH

We entered into the CSA Building Asset Lease Agreement with GSAC on January 19, 2018, pursuant to which GSAC agreed to lease to (i) certain offices at floors 1-10, 12 and 17-36 in CSA Building located at West Side of Yuncheng East Road, Baiyun Xincheng, Baiyun District, Guangzhou with an aggregate gross floor area of not exceeding 88,396 square meters at an annual rental of not exceeding RMB159,112,800; and (ii) 550 parking lots in CSA Building at an annual rental of not exceeding RMB5,520,000 for a term of three years commencing from January 19, 2018 to January 18, 2021. For the year ended December 31, 2019, rental paid to GSAC by the Company was RMB157 million.

Capital Increase

On March 1, 2019, we entered into a capital increase agreement with CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland, pursuant to which the parties agreed we make a capital contribution in the sum of RMB500 million by way of cash to SA Finance. Upon such capital contribution, the equity interest directly held by us in SA Finance would increase from 25.277% to 41.808%. We have already made such capital contribution.

Non-Public Subscriptions

On October 30, 2019, we entered into a subscription agreement with CSAH pursuant to which CSAH agreed to subscribe for in cash not more than 2,453,434,457 new A shares (including 2,453,434,457 A shares) of us. On the same day, we entered into a subscription agreement with Nan Lung, pursuant to which Nan Lung agreed to subscribe in cash for not more than 613,358,614 new H shares (including 613,358,614 H shares) of us. These subscription agreements were approved in our extraordinary general meeting and the respective class meetings of shareholders of A and H Shares on December 27, 2019. The issuance of such A shares and H shares is subject to the approval of the CSRC. On April 8, 2020, the CSRC approved the issuance of H shares to Nan Lung. On April 15, 2020, we issued 608,695,652 H shares at a price of HK$5.75 per H share. Immediately after completion of such issuance of H shares, the total amount of our outstanding shares is 12,875,867,938 Shares, comprised of 4,275,144,849 issued H shares and 8,600,723,089 issued A shares. We received the “Acceptance Notice of the Application for Administration Permission” issued by the CSRC for the A Share Issuance on January 6, 2020. On April 24, 2020, the Issuance Examination Committee of the CSRC reviewed the application for the A Share Issuance and informed us that our application for the A Share Issuance was approved. As of the date of this annual report, we had not received the written approval of A Share Issuance from the CSRC.

Sichuan Airlines Co., Ltd. (“Sichuan Airline”), which is 39% owned by us

On August 30, 2019, we entered into a framework agreement on the use of facility with Sichuan Airline, pursuant to which Sichuan Airline will construct a multi-used building. Upon construction completion, Sichuan Airline will lease the building to us for a term of twenty years. The building is expected to be delivered to us by June 30, 2022.

Provision of Guarantees to SPV established by us

As of December 31, 2019, we and our subsidiaries, Xiamen Airlines and Chongqing Airlines, provided guarantee to 43 SPVs that were controlled and consolidated by us, which was approved at our general meeting. The total amount of such guarantee is US$4.798 billion.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

We are currently not a party to any legal, arbitration, or administrative proceedings that our management believes could have a material adverse effect on our business, financial position or results of operations. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business or otherwise. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Information

The profit distribution plan of the Company for 2019 was approved at the 12th meeting of the eighth session of the Board of the Company. The Company distributed cash dividends in the total amount of RMB1.622 billion in 2017 and 2018, accounting for more than 40% of the annual average distributable profits attributable to shareholders of the Company realized in 2017 to 2019. The distribution of cash dividends is higher than the requirement stipulated under the relevant regulations for listed companies and the articles of association of the Company, which stipulate that “the cumulative profit distributed in cash in the last three years shall not be less than 30% of the annual average distributable profits realized by the Company in those three years”.

The extraordinary general meeting and class meetings convened by the Company on 27 December 2019 approved Company’s non-public issuance of A shares and H shares. According to the relevant regulations of the CSRC, securities cannot be issued before the completion of the implementation of profit distribution. As the distribution of cash dividends of the Company in the past three years complied with the regulations, in view of the strategic significance of the non-public issuance to the Company and in order to ensure the smooth progress of the project, after comprehensive consideration of the Company’s long term development and the interests of all shareholders of the Company, the Board did not recommend any payment of final cash dividend and conversion of capital reserve to share capital of the Company for the year 2019. The retained undistributed profits will be used to supplement the Company’s working capital to meet the development needs of the Company’s principal business activity.

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

Not applicable

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

Other than contracts that are described under Item 4 “Information on the Company” and Item 7 “Major Shareholders and Related Party Transactions”, we have not entered into any material contracts outside the ordinary course of our business within the two years immediately preceding the date of this annual report.

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

Sales and other dispositions of ADSs

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

Our Company believes that we were not a PFIC for the taxable year 2019. However, there can be no assurance that our Company will not be a PFIC for the taxable year 2020 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, our Company would be a PFIC for the taxable year 2020 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash.

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

If our Company were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our Company’s ADSs are “marketable”. Our Company’s ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. Any gains recognized on the sale or other disposition of the ADSs would be treated as ordinary income and any losses would be treated as ordinary losses (but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs.

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

You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330. Copies of this material may also be obtained for our Company’s website at http://www.csair.com.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fuel Price Fluctuation Risk

Our earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage our exposure to the fluctuations in jet fuel prices. Our results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for our Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased or decreased the fuel costs by approximately RMB4,281 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 4(e) to the consolidated financial statements.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates. The majority of our borrowings and lease liabilities are in the form of long-term fixed-rate and variable-rate. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate our cash flow interest rate risk. The interest rate swaps allow our Company to pay at fixed rate from 1.64% to 1.72% to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2019 amounted to USD325 million (December 31, 2018: USD393 million), and the fair value of the interest rate swaps was RMB3 million recognized in assets as of December 31, 2019 (December 31, 2018: RMB75 million recognized in assets).

Cross currency swaps have been entered into mitigate interest rate risk and foreign currency risk. The cross currency swaps allow our Company to exchange the floating interest rate and principal payments in USD for fixed interest rate from 3.39% to 3.67% and principal payments in Renminbi. The notional principal of the outstanding cross currency swaps as at December 31, 2019 amounted to USD620 million (December 31, 2018: USD979 million), and the fair value of the cross currency swaps was RMB187 million recognized in assets as of December 31, 2019 (December 31, 2018: RMB44 million recognized in liabilities).

The sensitivity analysis of interest rate risk is disclosed in Note 4(b) to the consolidated financial statements.

The following table provides information regarding our other financial instruments (excluding lease contracts in accordance with Item 305 of Regulation S-K) that are sensitive to changes in interest rate as of December 31, 2019 and 2018:

	As of December 31, 2019 Expected Maturity Date (RMB Equivalent in million)								As of December 31, 2018 (RMB Equivalent in million)
	2020	2021	2022	2023	2024	Thereafter	Total recorded amount	Fair Value(2)	Total Recorded amount	Fair Value(2)
Bank and other loans
Variable rate bank and other loans in US$	4,325	—	—	—	—	—	4,325	4,325	6,810	6,810
Average interest rate(1)	3.42%	N/A	N/A	N/A	N/A	N/A	3.42%		3.75%
Fixed-rate bank and other loans in US$	32	—	—	—	—	—	32	32	—	—
Average interest rate	2.42%	N/A	N/A	N/A	N/A	N/A	2.42%		N/A
Fixed rate bank and other loans in RMB	30,845	3,753	8,302	6	8	75	42,989	42,989	23,874	23,874
Average interest rate	2.73%	3.54%	3.55%	4.41%	3.57%	3.76%	2.96%		3.29%
Variable rate bank and other loans in RMB	2,341	20	43	10	20	1,400	3,834	3,834	23,733	23,733
Average interest rate(1)	4.34%	4.31%	4.41%	4.41%	4.41%	4.41%	4.06%		4.27%

(1)	Variable interest rates are calculated based on the year end indices.
(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2019 and 2018.

Foreign Currency Exchange Risk

We are also exposed to foreign currency risk as a result of our aircraft and flight equipment being sourced from overseas suppliers. Specifically, our foreign currency exposure relates primarily to our foreign currency lease liabilities and long-term bank and other loans used to finance such capital expenditures and our capital commitments. Subject to certain restrictive conditions imposed by the SAFE, we may, from time to time, enter into foreign exchange forward option contracts to mitigate our foreign currency exposures. The sensitivity analysis of foreign currency risk is disclosed in Note 4(c) to the consolidated Financial Statements.

In 2019, we entered into forward foreign exchange contracts to mitigate foreign currency exchange risk. As of December 31, 2019, the notional principal of the outstanding forward foreign exchange contracts amounted to USD1,035 million (December 31, 2018: nil), and the fair value of the forward foreign exchange contracts amounted to RMB31 million was recognized in assets (December 31, 2018: nil).

As of December 31, 2019, we operated a total of 577 aircraft under leases. Certain of the leases are at rates that are substantially fixed. Such leases expose us to market risks. However, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables.

The following table provides information regarding our material foreign currency sensitive financial instruments and capital commitments as of December 31, 2019 and 2018:

	As of December 31, 2019 Expected Maturity Date or Transaction Date (RMB Equivalent in million)								As of December 31, 2018 (RMB Equivalent in million)
	2020	2021	2022	2023	2024	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
Variable rate bank and other loans in US$	4,325	—	—	—	—	—	4,325	4,325	6,810	6,810
Capital commitment in US$	41,442	21,077	5,464	3,241	—	—	71,224	71,224	82,199	82,199

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

For description of the rights of each class of securities that is registered under Section 12 of the Exchange Act as of December 31, 2019, please refer to exhibit 4.3 of this Annual Report.

A.	Debt Securities

None

B.	Warrants and Rights

None

C.	Other Securities

None

D.	American Depositary Shares

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

Fees and Payments from the Depositary to Us

In 2019, we received from the depositary a reimbursement of US$48,416.26 net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by our Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of the service to our Company, the Bank of New York Mellon waived a total amount of US$116,555.17 for the standard costs associated with the administration of the ADS program in 2019.

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

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Southern Airlines Company Limited:

Opinion on Internal Control Over Financial Reporting

We have audited China Southern Airlines Company Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

April 28, 2020

Changes in internal control over financial reporting

During the year ended December 31, 2019, there has been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. The code of ethics is filed as Exhibit 11.1 to this Annual Report, and a copy of which will be provided to any person free of charge upon written request to Xie Bing, Company Secretary, China Southern Airlines Company Limited at 68 Qi xin Road, Guangzhou 510403, the People’s Republic of China.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal years ended December 31, 2018 and 2019. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees of our principal accountants for each of the fiscal years of 2018 and 2019:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
		RMB (in million)
2018	15.8	0.3	2.7	—
2019	18.7	—	1.5	—

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

Our audit and risk management committee pre-approved all audit and non-audit services performed by our principal accountant for the fiscal years ended December 31, 2018 and 2019.

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

Our Company has established a Nomination Committee. As of December 31, 2019, the Nomination Committee consisted of three members, including Mr. Zheng Fan (independent nonexecutive Director) as chairman, Mr. Wang Changshun (executive Director) and Mr. Jiao Shuge (independent non-executive Director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and Management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and Management; investigate and propose candidates for Directors and Management and other senior management members to the Board.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.

Our Company has established a Remuneration and Assessment Committee consisting of three members. As of December 31, 2019, the Remuneration and Assessment Committee consisted of three members and was chaired by Mr. Gu Huizhong (independent non-executive Director), together with Mr. Han Wensheng (executive Director) and Mr. Zheng Fan (independent non-executive Director) as members.

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

Our Company has established an Audit and Risk Management Committee that satisfies relevant domestic requirements and the an Audit and Risk Management Committee has a written charter. As of December 31, 2019, the Audit and Risk Management Committee consisted of three members and was chaired by Mr. Tan Jin Song, with Mr. Gu Hui Zhong and Mr. Jiao Shu Ge as the members.

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

CSRC has issued the Corporate Governance Rules, with which our Company has complied. Our Company also complies with the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

Certification Requirements

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any material non-compliance with any applicable provisions of Section 303A.

There are no similar requirements under the domestic corporate governance rules in China.

NYSE corporate governance rules	Our Company’s governance practices

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation) (1)

2.1	Specimen Certificate for the H Shares (2)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt (3)

2.3	Description of registrant’s securities

4.1	Form of Director’s Service Agreement (4)

4.2	Form of Non-executive Director’s Service Agreement (5)

4.3	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012*(6)

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on December 17, 2015*(7)

4.5	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 *(8)

4.6	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 *(9)

4.7	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on December 23, 2015*(10)

4.8	Import and Export Agency Framework Agreement entered into by and between our Company and Southern Airlines (Group) Import and Export Trading Company Limited on January 9, 2014(11)

4.9	Trademark License Agreement entered into by and between our Company and CSAH on May 22, 1997 (12)

4.10	A Share subscription agreement entered into by and between our Company and CSAH on June 11, 2012(13)

4.11	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on May 16, 2014*(14)

4.12	English translation of Financial Services Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016(15)

4.13	English translation of Insurance Business Platform Services Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016(16)

4.14	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 16, 2016(17)

4.15	English translation of Passenger and Cargo Sales and Ground Services Framework Agreement entered into by and between our Company and China Southern Air Holding Ground Services Company Limited on December 16, 2016(18)

4.16	Supplemental Agreement No. 3 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*(19)

4.17	Supplemental Agreement No. 4 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*(20)

4.18	Supplemental Agreement No. 3 to Purchase Agreement No. 03757 Relating to Boeing Model 737-800 Aircraft entered into by and between Xiamen Airlines and Boeing on April 26, 2016*(21)

4.19	Purchase Agreement No. GUN-PA-04455 Relating to Boeing Model 787-9 Aircraft entered into by and between our Company and Boeing on October 12, 2016*(22)

4.20	Airbus Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S on April 26, 2017* (23)

4.21	English translation of Aircraft Finance Lease Framework Agreement entered into by and between our Company and CSA International on May 26, 2017 (24)

4.22	English translation of 2018-2019 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 17, 2017 (25)

4.23	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017* (26)

4.24	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017* (27)

4.25	English translation of Property Management Framework Agreement entered into by and between our Company and CSAPMC on December 19, 2017 (28)

4.26	Acquisition Agreement entered into by and between Xianmen Airlines and Boeing on March 21, 2018 * (29)

4.27	English translation of CSA Building Asset Lease Agreement entered into by and between our Company and GSAC on January 19, 2018 (30)

4.28	English translation of Asset Lease Framework Agreement entered into by and between our Company and CSAH on January 26, 2018 (31)

4.29	English translation of Supplemental Agreement to the Financial Services Framework Agreement entered into by and between our Company and SA Finance on April 27, 2018 (32)

4.30	English translation of Sale and Purchase Agreement entered into by and between our Company and Zhuhai China Southern Air Real Property Development Co., Ltd. on December 24, 2018 (33)

4.31	English translation of Media Services Framework Agreement entered into by and between our Company and SACM on December 27, 2018 (34)

4.32	English translation of Catering Services Framework Agreement entered into by and between our Company and SACC on December 27, 2018 (35)

4.33	Form of Senior Management Services Agreement (36)

4.34	English translation of Capital Increase agreement entered into by and between our Company, CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland on March 1, 2019

4.35	English translation of Entrusted Loan Agreement entered into by and between our Company, CSAH and SA Finance on July 8, 2019

4.36	English translation of Financial Services Framework Agreement entered into by and between our Company and SA Finance on August 27, 2019

4.37	English translation of Framework Agreement on the Use of Facility entered into by and between our Company and Sichuan Airline on August 30, 2019

4.38	English translation of Entrusted Loan Agreement entered into by and between our Company, CSAH and SA Finance on September 3, 2019

4.39	English translation of 2020-2022 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 10, 2019

4.40	English translation of Subscription Agreement entered into by and between our Company and CSAH on October 30, 2019

4.41	English translation of Subscription Agreement entered into by and between our Company and Nan Lung on October 30, 2019

4.42	English translation of Supplemental Agreement to Media Services Framework Agreement entered into by and between our Company and SACM on November 29, 2019

4.43	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 30, 2019

8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1)	Incorporated by reference to the Exhibit 99.2 to our Form 6-K (File No. 001-14600) filed with the Securities and Exchange Commission on October 18, 2018.

(2)	Incorporated by reference to the Exhibit 2.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-07116), filed with the Securities and Exchange Commission on August 7, 2012.

(4)	Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.

(5)	Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.

(6)	Incorporated by reference to the Exhibit 4.4 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(7)	Incorporated by reference to the Exhibit 4.6 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(8)	Incorporated by reference to the Exhibit 4.7 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(9)	Incorporated by reference to the Exhibit 4.8 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(10)	Incorporated by reference to the Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.

(11)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.

(12)	Incorporated by reference to the Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009.

(13)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.

(14)	Incorporated by reference to the Exhibit 4.23 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.

(15)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(16)	Incorporated by reference to the Exhibit 4.36 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(17)	Incorporated by reference to the Exhibit 4.37 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(18)	Incorporated by reference to the Exhibit 4.38 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(19)	Incorporated by reference to the Exhibit 4.39 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(20)	Incorporated by reference to the Exhibit 4.40 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(21)	Incorporated by reference to the Exhibit 4.41 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(22)	Incorporated by reference to the Exhibit 4.42 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(23)	Incorporated by reference to the Exhibit 4.43 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(24)	Incorporated by reference to the Exhibit 4.44 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(25)	Incorporated by reference to the Exhibit 4.45 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(26)	Incorporated by reference to the Exhibit 4.46 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(27)	Incorporated by reference to the Exhibit 4.47 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(28)	Incorporated by reference to the Exhibit 4.48 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(29)	Incorporated by reference to the Exhibit 4.49 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(30)	Incorporated by reference to the Exhibit 4.29 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.

(31)	Incorporated by reference to the Exhibit 4.30 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.

(32)	Incorporated by reference to the Exhibit 4.31 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.

(33)	Incorporated by reference to the Exhibit 4.32 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.

(34)	Incorporated by reference to the Exhibit 4.33 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.

(35)	Incorporated by reference to the Exhibit 4.34 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.

(36)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Wang Changshun
Name:	Wang Changshun
Title:	Chairman of the Board

Date: April 28, 2020

CHINA SOUTHERN AIRLINES COMPANY LIMITED

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Southern Airlines Company Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of China Southern Airlines Company Limited and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the standalone selling price for mileage awarded

As disclosed in note 2(y)(ii) to the consolidated financial statements, the Company allocates the transaction price in relation to mileage earning flights between the flight and mileage awarded on relative standalone selling prices. The Company estimates the standalone selling price of mileage awarded through mileage earning flights based on inputs and assumptions derived from historical data, including the estimates on the percentage of mileage awarded that are expected to be redeemed (“expected redemption rate”). The mileage awarded are recognized in contract liabilities, and subsequently recognized as revenue when the mileage is redeemed and the related benefits are received or used. The Company’s contract liabilities relating to unredeemed mileage awarded was RMB3,331 million as of December 31, 2019, and the associated revenue for mileage awarded was RMB2,359 million for the year ended December 31, 2019.

We identified assessment of the standalone selling price for mileage awarded as a critical audit matter because of the high degree of subjective auditor judgment required to evaluate the assumptions involved in such assessment, in particular the expected redemption rates which take into consideration expected future mileage redemption patterns.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the key assumptions utilized in the estimation of the standalone selling price for mileage awarded. We evaluated that the Company’s methodology in developing the standalone selling price for mileage awarded and compared the assumptions underlying the expected redemption rates with those of historical periods. We compared the Company’s estimate of the standalone selling price of mileage awarded to the contractual rates at which mileages are sold to other airlines and bank partners. We compared the expected redemption rates to historical experience of mileage redemption. We assessed the impact of changes in the terms of mileage programs and customer behavior on expected redemption rates. We assessed the Company’s ability to accurately forecast by comparing the historical estimate of mileage redemption to actual redemption of mileages. We also performed sensitivity analysis over the expected redemption rates to assess its impact on the associated revenue for mileage awarded.

Evaluation of discount rate and return overhaul costs used to measure right-of-use assets relating to aircraft

As disclosed in note 21 to the consolidated financial statements, the carrying value of the Company’s right-of-use (ROU) assets relating to aircraft was in the amount of RMB147,491 million as of December 31, 2019. The ROU assets relating to aircraft consist primarily of lease payments over the term of the leases and an estimate of cost of overhauls to restore the underlying assets to the agreed conditions at the end of the lease term (“return overhaul costs”), discounted to the present value.

We identified the evaluation of discount rate and return overhaul costs used to measure ROU assets relating to aircraft as a critical audit matter because the evaluation required a high degree of subjective auditor judgment since minor changes in the discount rate and the return overhaul costs may have a significant impact on the measurement of the Company’s ROU assets.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process for determining return overhaul costs and discount rate used to measure the ROU assets relating to aircraft. We evaluated the Company’s estimates of return overhaul costs by comparing them to the historical maintenance costs. We also considered the terms of lease agreements and the overhaul cycles of airframes of the same or similar type of aircraft in the evaluation of return overhaul costs. We assessed the Company’s ability to accurately estimate return overhaul costs by performing a comparison of the actual return overhaul costs with prior period estimates. We also performed sensitivity analyses over the discount rate and return overhaul costs to assess their impact on the measurement of ROU assets relating to aircraft. In addition, we involved our internal professionals with skills and knowledge on valuation, who assisted in evaluating the discount rate used in the measurement, by comparing it against a discount rate range that was independently developed using both internal data and publicly available industry data.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2016.

Beijing, China

April 28, 2020

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2019, 2018 and 2017

	Note	2019 RMB million	2018 RMB million	2017 RMB million
			(Note 1)	(Note 1&2)
Operating revenue	5
Traffic revenue		148,117	138,064	121,873
Other operating revenue		6,205	5,559	5,933

Total operating revenue		154,322	143,623	127,806

Operating expenses
Flight operation expenses	7	70,566	76,216	62,978
Maintenance expenses	8	13,057	12,704	11,877
Aircraft and transportation service expenses	9	26,591	24,379	22,935
Promotion and selling expenses	10	7,755	7,036	6,881
General and administrative expenses	11	4,073	3,770	3,391
Depreciation and amortization	12	24,620	14,308	13,162
Impairment losses on property, plant and equipment	19	18	—	324
Others		1,928	1,829	1,550

Total operating expenses		148,608	140,242	123,098

Other net income	14	5,124	5,438	4,448

Operating profit		10,838	8,819	9,156

Interest income		74	125	89
Interest expense	15	(5,845)	(3,202)	(2,747)
Share of associates’ results	24	(178)	263	431
Share of joint ventures’ results	25	365	200	99
Exchange (loss)/gain, net	36(d)	(1,477)	(1,853)	1,801
Changes in fair value of financial assets / liabilities	28	265	12	(64)
Remeasurement of the originally held equity interests in a joint venture		13	—	109

Profit before income tax		4,055	4,364	8,874
Income tax	16	(971)	(1,000)	(1,976)

Profit for the year		3,084	3,364	6,898

Profit attributable to:
Equity shareholders of the Company	18	2,640	2,895	5,961
Non-controlling interests		444	469	937

Profit for the year		3,084	3,364	6,898

Earnings per share
Basic and diluted	18	RMB0.22	RMB0.27	RMB0.60

Note 1: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

Note 2: The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2019, 2018 and 2017

	Note	2019 RMB million	2018 RMB million	2017 RMB million
			(Note 1)	(Note 1&2)
Profit for the year		3,084	3,364	6,898

Other comprehensive income:	17
Items that will not be reclassified to profit or loss
- Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		(31)	319	—
- Share of other comprehensive income of an associate		3	(4)	—
- Deferred tax relating to above items		7	(80)	—
Items that may be reclassified subsequently to profit or loss
- Cash flow hedge: fair value movement of derivative financial assets		(72)	29	25
- Fair value movement of available-for-sale financial assets (recycling)		—	—	123
- Share of other comprehensive income of an associate		—	—	2
- Differences resulting from the translation of foreign currency financial statements		(7)	(2)	—
- Deferred tax relating to above items		17	(7)	(37)

Other comprehensive income for the year		(83)	255	113

Total comprehensive income for the year		3,001	3,619	7,011

Total comprehensive income attributable to:
Equity shareholders of the Company		2,552	3,048	6,028
Non-controlling interests		449	571	983

Total comprehensive income for the year		3,001	3,619	7,011

Note 1: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

Note 2: The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At December 31, 2019 and 2018

		December 31	December 31
		2019	2018
	Note	RMB million	RMB million
			(Note)
Non-current assets
Property, plant and equipment, net	19	84,788	170,692
Construction in progress	20	39,222	37,791
Right-of-use assets	21	153,211	—
Lease prepayments		—	2,970
Goodwill	22	237	237
Interest in associates	24	3,322	3,181
Interest in joint ventures	25	3,124	2,812
Aircraft lease deposits		457	594
Other equity instrument investments	26	1,049	1,080
Other non-current financial assets	26	106	103
Derivative financial assets	27	3	75
Deferred tax assets	29(b)	2,692	1,566
Other assets	30	1,979	1,776

		290,190	222,877

Current assets
Inventories	31	1,893	1,699
Trade receivables	32	3,152	2,901
Other receivables	33	7,860	8,015
Cash and cash equivalents	34	1,849	6,928
Restricted bank deposits		102	116
Prepaid expenses and other current assets		1,591	3,659
Other financial assets	26	—	440
Derivative financial assets	27	218	—
Assets held for sale	35	—	224
Amounts due from related companies	43	73	90

		16,738	24,072

Current liabilities
Derivative financial liabilities	27	—	44
Borrowings	36	37,543	38,741
Lease liabilities	37	19,998	—
Current portion of obligations under finance leases	38	—	9,555
Trade payables	39	2,317	2,309
Contract liabilities	40	1,610	1,693
Sales in advance of carriage	41	10,303	8,594
Current income tax		563	369
Amounts due to related companies	43	170	127
Accrued expenses	44	15,745	15,682
Other liabilities	45	7,241	6,573

		95,490	83,687

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

At December 31, 2019 and 2018

		December 31	December 31
		2019	2018
	Note	RMB million	RMB million
			(Note)
Non-current liabilities
Borrowings	36	13,637	15,676
Lease liabilities	37	114,076	—
Obligations under finance leases	38	—	62,666
Other non-current liabilities	42	1,782	2,036
Provision for major overhauls	46	3,542	2,831
Provision for early retirement benefits	47	—	2
Deferred benefits and gains	48	833	906
Deferred tax liabilities	29(b)	239	676

		134,109	84,793

Net assets		77,329	78,469

Capital and reserves
Share capital	49	12,267	12,267
Reserves		51,839	52,990

Total equity attributable to equity shareholders of the Company		64,106	65,257
Non-controlling interests		13,223	13,212

Total equity		77,329	78,469

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2019, 2018 and 2017

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Fair value reserve (recycling)	Fair value reserve (non- recycling)	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	(Note 49) RMB million	(Note 50(b)) RMB million	(Note 50(c)) RMB million	(Note 50(d)) RMB million	(Note 50(e)) RMB million	RMB million	RMB million	RMB million	RMB million
Balance at January 1, 2017	9,818	14,131	209	—	2,078	17,220	43,456	11,520	54,976
Changes in equity for 2017:
Profit for the year	—	—	—	—	—	5,961	5,961	937	6,898
Other comprehensive income	—	—	66	—	1	—	67	46	113

Total comprehensive income	—	—	66	—	1	5,961	6,028	983	7,011
Appropriations to reserves	—	—	—	—	492	(492)	—	—	—
Dividends relating to 2016	—	—	—	—	—	(982)	(982)	—	(982)
Issuance of shares	270	1,051	—	—	—	—	1,321	—	1,321
Capital injection by non-controlling interests in subsidiaries	—	—	—	—	—	—	—	404	404
Dilution and change in non-controlling interests and other reserves	—	—	—	—	113	—	113	(39)	74
Distributions to non-controlling interests	—	—	—	—	—	—	—	(261)	(261)

Balance at December 31, 2017 (Note 1&2)	10,088	15,182	275	—	2,684	21,707	49,936	12,607	62,543
Impact on initial application of IFRS 15 (Note 2(b))	—	—	—	—	—	526	526	53	579
Impact on initial application of IFRS 9 (Note 2(b))	—	—	(240)	303	—	40	103	8	111

Adjusted balance at January 1, 2018	10,088	15,182	35	303	2,684	22,273	50,565	12,668	63,233
Changes in equity for 2018:
Profit for the year	—	—	—	—	—	2,895	2,895	469	3,364
Other comprehensive income	—	—	22	133	(2)	—	153	102	255

Total comprehensive income	—	—	22	133	(2)	2,895	3,048	571	3,619
Appropriations to reserves	—	—	—	—	221	(221)	—	—	—
Dividends relating to 2017	—	—	—	—	—	(1,009)	(1,009)	—	(1,009)
Issuance of shares	2,179	10,470	—	—	—	—	12,649	—	12,649
Capital injection by non-controlling interests in subsidiaries	—	—	—	—	—	—	—	72	72
Changes in other reserves	—	—	—	—	4	—	4	—	4
Distributions to non-controlling interests	—	—	—	—	—	—	—	(99)	(99)

Balance at December 31, 2018 (Note 1)	12,267	25,652	57	436	2,907	23,938	65,257	13,212	78,469
Impact on initial application of IFRS 16 (Note 2(b))	—	—	—	—	(272)	(2,852)	(3,124)	(338)	(3,462)

Adjusted balance at January 1, 2019	12,267	25,652	57	436	2,635	21,086	62,133	12,874	75,007
Changes in equity for 2019:
Profit for the year	—	—	—	—	—	2,640	2,640	444	3,084
Other comprehensive income	—	—	(55)	(27)	(6)	—	(88)	5	(83)

Total comprehensive income	—	—	(55)	(27)	(6)	2,640	2,552	449	3,001
Appropriations to reserves (Note 50(e))	—	—	—	—	181	(181)	—	—	—
Dividends relating to 2018 (Note 50(a))	—	—	—	—	—	(613)	(613)	—	(613)
Acquisition of non-controlling interests in a subsidiary	—	—	—	—	(10)	—	(10)	(14)	(24)
Change in other reserves	—	—	—	—	44	—	44	—	44
Distributions to non-controlling interests	—	—	—	—	—	—	—	(86)	(86)

Balance at December 31, 2019	12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329

Note 1: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

Note 2: The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
		RMB million	RMB million	RMB million
			(Note)	(Note)
Operating activities
Cash generated from operating activities	34(b)	39,728	21,174	23,478
Interest received		67	131	119
Interest paid		(7,014)	(4,255)	(3,758)
Income tax paid		(1,606)	(1,662)	(2,107)

Net cash generated from operating activities		31,175	15,388	17,732

Investing activities
Acquisition of subsidiaries, net of cash acquired		176	6	(682)
Proceeds from disposal of property, plant and equipment and land use right		814	3,550	5,922
Proceeds from sale of a joint venture		—	—	7
Proceeds from disposal of other financial assets		492	—	—
Acquisition of other financial assets		(50)	(440)	—
Dividends received from associates		84	114	195
Dividends received from joint ventures		177	144	9
Dividends received from other investments in equity securities and available-for-sale financial assets		—	—	18
Dividends received from other investments in equity and other non-current financial assets		22	20	—
Acquisition of term deposits		(43)	(264)	(313)
Proceeds from maturity of term deposits		264	313	568
Acquisition of property, plant and equipment and other assets		(15,622)	(24,033)	(13,846)
Capital injection into associates		(500)	—	(185)
Acquisition of an associate		(386)	—	—
Payments for aircraft lease deposits		(6)	(53)	(40)
Refunds of aircraft lease deposits		151	126	111

Net cash used in investing activities		(14,427)	(20,517)	(8,236)

Financing activities
Dividends paid to equity shareholders of the Company		(613)	(1,009)	(982)
Proceeds from issuance of shares		—	10,908	1,321
Proceeds from bank borrowings	34(c)	33,985	34,385	42,854
Proceeds from corporate bonds	34(c)	7,497	2,000	—
Proceeds from issuance of ultra-short-term financing bills	34(c)	43,489	5,500	1,000
Repayment of bank borrowings	34(c)	(50,374)	(34,260)	(18,311)
Capital element of lease rentals paid	34(c)	(17,784)	—	—
Repayment of principal under finance lease obligations	34(c)	—	(10,433)	(9,835)
Repayment of ultra-short-term financing bills	34(c)	(25,000)	(1,500)	(22,986)
Repayment of corporate bonds	34(c)	(12,951)	(345)	—
Capital injections by non-controlling interests in subsidiaries		—	72	404
Dividends paid to non-controlling interests		(82)	(98)	(261)

Net cash (used in)/generated from financing activities		(21,833)	5,220	(6,796)

Net (decrease)/increase in cash and cash equivalents		(5,085)	91	2,700
Cash and cash equivalents at January 1		6,928	6,826	4,152
Exchange gain/(loss) on cash and cash equivalents		6	11	(26)

Cash and cash equivalents at December 31	34(a)	1,849	6,928	6,826

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

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

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

•	other equity instrument investments (see Note 2(f));

•	other non-current financial assets (see Note 2(f));

•	other financial assets (see Note 2(f)); and

•	derivative financial assets / liabilities (see Note 2(g)).

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell (see Note 2(r)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies

(A)	New IFRSs and amendments that are first effective for the year ended December 31, 2019

The IASB has issued a new IFRS, IFRS 16, Leases, and a number of amendments to IFRSs that are first effective for the current accounting period of the Group.

Except for IFRS 16, Leases, none of the developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

IFRS 16, Leases

IFRS 16 replaces IAS 17, Leases, and the related interpretations, IFRIC 4, Determining whether an arrangement contains a lease, SIC 15, Operating leases – incentives, and SIC 27, Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 introduces a single accounting model for lessees, which requires a lessee to recognize a right-of-use asset and a lease liability for all leases, except for leases that have a lease term of 12 months or less (“short-term leases”) and leases of low-value assets. The lessor accounting requirements are brought forward from IAS 17 substantially unchanged.

IFRS 16 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of an entity.

The Group has initially applied IFRS 16 as from January 1, 2019. The Group has elected to use the modified retrospective approach and has therefore recognized the cumulative effect of initial application as an adjustment to the opening balance of equity at January 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17.

Further details of the nature and effect of the changes to previous accounting policies and the transition options applied are set out below:

a.	New definition of a lease

The change in the definition of a lease mainly relates to the concept of control. IFRS 16 defines a lease on the basis of whether a customer controls the use of an identified asset for a period of time, which may be determined by a defined amount of use. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

The Group applies the new definition of a lease in IFRS 16 only to contracts that were entered into or changed on or after January 1, 2019. For contracts entered into before January 1, 2019, the Group has used the transitional practical expedient to grandfather the previous assessment of which existing arrangements are or contain leases. Accordingly, contracts that were previously assessed as leases under IAS 17 continue to be accounted for as leases under IFRS 16 and contracts previously assessed as non-lease service arrangements continue to be accounted for as executory contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(A)	New IFRSs and amendments that are first effective for the year ended December 31, 2019 (continued)

b.	Lessee accounting and transitional impact

IFRS 16 eliminates the requirement for a lessee to classify leases as either operating leases or finance leases, as was previously required by IAS 17. Instead, the Group is required to capitalize all leases when it is the lessee, including leases previously classified as operating leases under IAS 17, other than those short-term leases and leases of low-value assets which are exempt. As far as the Group is concerned, these newly capitalized leases are primarily in relation to aircraft, flight equipment, buildings, machinery, equipment and vehicles as disclosed in Note 21. The Group also has the right to occupy space, including airport terminals, cargo/catering facilities and lounges space, in and around airports under different types of leasing arrangements.

At the date of transition to IFRS 16 (i.e. January 1, 2019), the Group determined the length of the remaining lease terms and measured the lease liabilities for the leases previously classified as operating leases at the present value of the remaining lease payments, discounted using the relevant incremental borrowing rates at January 1, 2019. The incremental borrowing rates range used for determination of the present value of the remaining lease payments was 4.75%~4.90%.

Right-of-use assets are measured at either:

•

their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application—the Group applied this approach to its aircraft and engine leases; or

•	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments—the Group applied this approach to all other leases.

To ease the transition to IFRS 16, the Group applied the following recognition exemption and practical expedients at the date of initial application of IFRS 16:

•

the Group elected not to apply the requirements of IFRS 16 in respect of the recognition of lease liabilities and right-of-use assets to leases for which the remaining lease term ends within 12 months from the date of initial application of IFRS 16, i.e. where the lease term ends on or before December 31, 2019;

•	excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application;

•

when measuring the lease liabilities at the date of initial application of IFRS 16, the Group applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment); and

•

when measuring the right-of-use assets at the date of initial application of IFRS 16, the Group relied on the previous assessment for onerous contract provisions as at December 31, 2018 as an alternative to performing an impairment review.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(A)	New IFRSs and amendments that are first effective for the year ended December 31, 2019 (continued)

b.	Lessee accounting and transitional impact (continued)

The following table reconciles the operating lease commitments as disclosed in Note 51(b) as at December 31, 2018 to the opening balance for lease liabilities recognized as at January 1, 2019:

January 1, 2019 RMB million
Operating lease commitments at December 31, 2018	75,729
Less: commitments relating to leases exempt from capitalization:
- short-term leases, other leases with remaining lease term ending on or before December 31, 2019 and leases of low-value assets	(924)
- leases contracts entered before December 31, 2018 but the lease period start after January 1, 2019	(16,612)
Less: total future interest expenses	(10,037)

Present value of remaining lease payments, discounted using the incremental borrowing rates at January 1, 2019	48,156
Add: finance lease liabilities recognized as at December 31, 2018	72,221

Total lease liabilities recognized at January 1, 2019	120,377

So far as the impact of the adoption of IFRS 16 on leases previously classified as finance leases is concerned, the Group is not required to make any adjustments at the date of initial application of IFRS 16, other than changing the captions for the balances. Accordingly, instead of “obligations under finance leases”, these amounts are included within “lease liabilities”, and the depreciated carrying amount of the corresponding leased assets is identified as right-of-use assets. There is no impact on the opening balance of equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(A)	New IFRSs and amendments that are first effective for the year ended December 31, 2019 (continued)

b.	Lessee accounting and transitional impact (continued)

The following table summarizes the impacts of the adoption of IFRS 16 on the Group’s consolidated statement of financial position:

		Adoption of IFRS 16
	Carrying amount at December 31, 2018	Remeasurement	Reclassification	Carrying amount at January 1, 2019
	RMB million	RMB million	RMB million	RMB million
Line items in the consolidated statement of financial position impacted by the adoption of IFRS 16:
Property, plant and equipment, net	170,692	—	(88,880)	81,812
Right-of-use assets	—	45,437	91,914	137,351
Lease prepayments	2,970	—	(2,970)	—
Interest in associates	3,181	(527)	—	2,654
Deferred tax assets	1,566	717	—	2,283
Other assets	1,776	—	(210)	1,566
Total non-current assets	222,877	45,627	(146)	268,358
Prepaid expenses and other current assets	3,659	(811)	—	2,848
Total current assets	24,072	(811)	—	23,261
Lease liabilities	—	6,969	9,952	16,921
Current portion of obligations under finance leases	9,555	—	(9,555)	—
Accrued expenses	15,682	(83)	(397)	15,202
Total current liabilities	83,687	6,886	—	90,573
Net current liabilities	59,615	7,697	—	67,312
Total assets less current liabilities	163,262	37,930	(146)	201,046

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(A)	New IFRSs and amendments that are first effective for the year ended December 31, 2019 (continued)

b.	Lessee accounting and transitional impact (continued)

The following table summarizes the impacts of the adoption of IFRS 16 on the Group’s consolidated statement of financial position: (continued)

		Adoption of IFRS 16
	Carrying amount at December 31, 2018	Remeasurement	Reclassification	Carrying amount at January 1, 2019
	RMB million	RMB million	RMB million	RMB million
Line items in the consolidated statement of financial position impacted by the adoption of IFRS 16:
Lease liabilities	—	40,790	62,666	103,456
Obligations under finance leases	62,666	—	(62,666)	—
Provision for major overhauls	2,831	780	—	3,611
Deferred benefits and gains	906	—	(146)	760
Deferred tax liabilities	676	(178)	—	498
Total non-current liabilities	84,793	41,392	(146)	126,039
Net assets	78,469	(3,462)	—	75,007
Reserves	52,990	(3,124)	—	49,866
Total equity attributable to equity shareholders of the Company	65,257	(3,124)	—	62,133
Non-controlling interests	13,212	(338)	—	12,874
Total equity	78,469	(3,462)	—	75,007

c.	Impact on the financial result and cash flows of the Group

After the initial recognition of right-of-use assets and lease liabilities as at January 1, 2019, the Group as a lessee is required to recognize interest expense accrued on the outstanding balance of the lease liabilities, and the depreciation of the right-of-use assets, instead of the previous policy of recognizing rental expenses incurred under operating leases on a straight-line basis over the lease term. This results in a positive impact on the reported operating profit and a negative impact on the profit before income tax in the Group’s consolidated income statement, as compared to the results if IAS 17 had been applied during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(A)	New IFRSs and amendments that are first effective for the year ended December 31, 2019 (continued)

c.	Impact on the financial result and cash flows of the Group (continued)

In the cash flow statement, the Group as a lessee is required to split rentals paid under capitalized leases into their capital element and interest element (see Note 34(c)). The capital element is classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS 17 were treated, rather than as operating cash outflows, as was the case for operating leases under IAS 17. Although total cash flows are unaffected, the adoption of IFRS 16 therefore results in a significant change in presentation of cash flows within the cash flow statement (see Note 34(d)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(A)	New IFRSs and amendments that are first effective for the year ended December 31, 2019 (continued)

c.	Impact on the financial result and cash flows of the Group (continued)

The following tables give an indication of the estimated impact of the adoption of the IFRS 16 on the Group’s financial result and cash flows for the year ended December 31, 2019, by adjusting the amounts reported under IFRS 16 in these consolidated financial statements to compute estimates of the hypothetical amounts that would have been recognized under IAS 17 if this superseded standard had continued to apply to 2019 instead of IFRS 16, and by comparing these hypothetical amounts for 2019 with the actual 2018 corresponding amounts which were prepared under IAS 17.

	2019					2018
	Amounts reported under IFRS 16	Add back: IFRS 16 depreciation, maintenance and interest expenses, net	Add back: net effect between IAS 17 and IFRS 16 relating to share of associates’ results	Deduct: estimated amounts related to operating leases as if under IAS 17 (Note (i))	Hypothetical amounts for 2019 as if under IAS 17	Compared to amounts reported for 2018 under IAS 17
	(A)	(B)	(C)	(D)	(E=A+B+C-D)
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Financial result for the year ended December 31, 2019 impacted by the adoption of IFRS 16:
Operating profit	10,838	7,580	—	9,491	8,927	8,819
Interest expense	(5,845)	2,380	—	—	(3,465)	(3,202)
Exchange loss, net	(1,477)	756	—	—	(721)	(1,853)
Share of associates’ results	(178)	—	216	—	38	263
Profit before income tax	4,055	10,716	216	9,491	5,496	4,364
Profit for the year	3,084	10,716	216	9,491	4,525	3,364

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(A)	New IFRSs and amendments that are first effective for the year ended December 31, 2019 (continued)

c.	Impact on the financial result and cash flows of the Group (continued)

	2019			2018
	Amounts reported under IFRS 16	Estimated amounts related to operating leases as if under IAS 17 (Notes (i) & (ii))	Hypothetical amounts for 2019 as if under IAS 17	Compared to amounts reported for 2018 under IAS 17
	(A)	(B)	(C=A+B)
	RMB million	RMB million	RMB million	RMB million
Line items in the consolidated cash flow statement for the year ended December 31, 2019 impacted by the adoption of IFRS 16:
Cash generated from operating activities	39,728	(9,491)	30,237	21,174
Interest paid	(7,014)	2,380	(4,634)	(4,255)
Net cash generated from operating activities	31,175	(7,111)	24,064	15,388
Capital element of lease rentals paid (Note (iii))	(17,784)	7,111	(10,673)	(10,433)
Net cash (used in)/generated from financing activities	(21,833)	7,111	(14,722)	5,220

Notes:

(i)

The “estimated amounts related to operating leases” is an estimate of the amounts of the cash flows in 2019 that relate to leases which would have been classified as operating leases, if IAS 17 had still applied in 2019. This estimate assumes that there were no differences between rentals and cash flows and that all of the new leases entered into in 2019 would have been classified as operating leases under IAS 17, if IAS 17 had still applied in 2019. Any potential net tax effect is ignored.

(ii)

In this impact table these cash outflows are reclassified from financing to operating in order to compute hypothetical amounts of net cash generated from operating activities and net cash used in financing activities as if IAS 17 still applied.

(iii)	The capital element of finance leases under IAS 17 previously presented as “Repayment of principal under finance lease obligations” in 2018 consolidated cash flow statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(A)	New IFRSs and amendments that are first effective for the year ended December 31, 2019 (continued)

d.	Investment properties

Under IFRS 16, the Group is required to account for all leasehold properties as investment properties when these properties are held to earn rental income and/or for capital appreciation (“leasehold investment properties”). The adoption of IFRS 16 does not have a significant impact on the Group’s consolidated financial statements as the Group previously elected to apply IAS 40, Investment properties, to account for all of its leasehold properties that were held for investment purposes as at December 31, 2018.

e.	Lessor accounting

In addition to leasing out the investment property referred to in paragraph d. above, the Group leases out a number of items of consumable spare parts and maintenance materials as the lessor of operating leases. The accounting policies applicable to the Group as a lessor remain substantially unchanged from those under IAS 17.

Under IFRS 16, when the Group acts as an intermediate lessor in a sublease arrangement, the Group is required to classify the sublease as a finance lease or an operating lease by reference to the right-of-use assets arising from the head lease, instead of by reference to the underlying asset. The adoption of IFRS 16 does not have a significant impact on the Group’s consolidated financial statements in this regard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	New IFRSs and amendments that are first effective for the year ended December 31, 2018

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the year ended December 31, 2018 of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 9, Financial instruments

•	IFRS 15, Revenue from contracts with customers

•	IFRIC 22, Foreign currency transactions and advance consideration

(i)	IFRS 9, Financial instruments

IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement. It sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

The Group has applied IFRS 9 retrospectively to items that existed at January 1, 2018 in accordance with the transition requirements. The Group has recognized the cumulative effect of initial application as an adjustment to the opening equity at January 1, 2018. Therefore, comparative information continues to be reported under IAS 39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	New IFRSs and amendments that are first effective for the year ended December 31, 2018 (continued)

(i)	IFRS 9, Financial instruments (continued)

The following table summarizes the impact of transition to IFRS 9 on retained earnings and reserves and the related tax impact at January 1, 2018.

Retained earnings	RMB million
Transferred from fair value reserve (recycling) relating to financial assets now measured at fair value through profit or loss (FVPL)	30
Remeasurement of other investments in equity securities now measured at FVPL at January 1, 2018	23
Related tax	(5)
Effect of the above changes on non-controlling interests	(8)

Net increase in retained earnings at January 1, 2018	40

Fair value reserve (recycling)
Transferred to retained earnings relating to financial assets now measured at FVPL	(30)
Transferred to fair value reserve (non-recycling) relating to equity securities now measured at fair value through other comprehensive income (FVOCI)	(210)

Net decrease in fair value reserve (recycling) at January 1, 2018	(240)

Fair value reserve (non-recycling)
Transfer and remeasurement effect of other investments in equity securities now measured at FVOCI at January 1, 2018	334
Related tax	(31)

Net increase in fair value reserve (non-recycling) at January 1, 2018	303

Non-controlling interests
Remeasurement of other investments in equity securities now measured at FVPL in non-controlling interests at January 1, 2018	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	New IFRSs and amendments that are first effective for the year ended December 31, 2018 (continued)

(i)	IFRS 9, Financial instruments (continued)

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

(a)	Classification of financial assets and financial liabilities

IFRS 9 categories financial assets into three principal classification categories: measured at amortized cost, at FVOCI and at FVPL. These supersede IAS 39’s categories of held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets measured at FVPL. The classification of financial assets under IFRS 9 is based on the business model under which the financial asset is managed and its contractual cash flow characteristics. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are not separated from the host. Instead, the hybrid instrument as a whole is assessed for classification.

The following table shows the original measurement categories for each class of the Group’s financial assets under IAS 39 and reconciles the carrying amounts of those financial assets determined in accordance with IAS 39 to those determined in accordance with IFRS 9.

	IAS 39 carrying amount at December 31, 2017	Reclassification	Remeasurement	IFRS 9 carrying amount at January 1, 2018
	RMB million	RMB million	RMB million	RMB million
Financial assets measured at FVOCI (non-recyclable)
Other equity instrument investments	—	637	124	761

Financial assets carried at FVPL
Other non-current financial assets	—	88	23	111

Financial assets classified as available-for-sale under IAS 39
Available-for-sale financial assets	622	(622)	—	—
Other investments in equity securities	103	(103)	—	—

Note:

(i) For an explanation of how the Group classifies and measures financial assets and recognizes related gains and losses under IFRS 9, see respective accounting policy notes in Notes 2(f), (g), (l)(i), (o) and (s).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	New IFRSs and amendments that are first effective for the year ended December 31, 2018 (continued)

(i)	IFRS 9, Financial instruments (continued)

(a)	Classification of financial assets and financial liabilities (continued)

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

IFRS 9 replaces the “incurred loss” model in IAS 39 with the “expected credit losses” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognizes ECLs earlier than under the “incurred loss” accounting model in IAS 39.

The Group applies the new ECL model to the following items:

•	financial assets measured at amortized cost (including cash and cash equivalents and trade and other receivables);

•	lease receivables; and

•	financial guarantee contracts issued (see Note 2(l)(ii)).

For further details on the Group’s accounting policy for accounting for credit losses, see Notes 2(l)(i) and (ii).

The adoption of ECL model under IFRS 9 has no material impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	New IFRSs and amendments that are first effective for the year ended December 31, 2018 (continued)

(i)	IFRS 9, Financial instruments (continued)

(c)	Hedge accounting

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

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except as described below:

•

Information relating to comparative periods has not been restated. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at January 1, 2018. Accordingly, the information presented for 2017 continues to be reported under IAS 39 and thus may not be comparable with the current period.

•	The following assessments have been made on the basis of the facts and circumstances that existed at January 1, 2018 (the date of initial application of IFRS 9 by the Group):

•	the determination of the business model within which a financial asset is held; and

•	the designation of certain investments in equity instruments not held for trading to be classified as at FVOCI (non-recycling).

•

If, at the date of initial application, the assessment of whether there has been a significant increase in credit risk since initial recognition would have involved undue cost or effort, a lifetime ECL has been recognized for that financial instrument.

•

All hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018 and are therefore regarded as continuing hedging relationships. Changes to hedge accounting policies have been applied prospectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	New IFRSs and amendments that are first effective for the year ended December 31, 2018 (continued)

(ii)	IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for recognizing revenue and some costs from contracts with customers. IFRS 15 replaces IAS 18, Revenue, which covered revenue arising from sale of goods and rendering of services, and IAS 11, Construction contracts, which specified the accounting for construction contracts.

IFRS 15 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has elected to use the cumulative effect transition method and has recognized the cumulative effect of initial application as an adjustment to the opening balance of equity at January 1, 2018. Therefore, comparative information has not been restated and continues to be reported under IAS 11 and IAS 18. As allowed by IFRS 15, the Group has applied the new requirements only to contracts that were not completed before January 1, 2018.

The following table summarizes the impact of transition to IFRS 15 on total equity at January 1, 2018:

RMB million
Total equity
Earlier recognition of ticket breakage revenue	682
Change in measurement of revenue under frequent flyer award programs	89
Related income tax	(192)

Total equity	579
Representing:
Attributable to equity shareholders of the Company	526
Non-controlling interests	53

Further details of the nature and effect of the changes on previous accounting policies are set out below:

(a)	Timing of revenue recognition

Previously, revenue arising from construction contracts and provision of services was recognized over time, whereas revenue from sale of goods was generally recognized at a point in time when the risks and rewards of ownership of the goods had passed to the customers.

Under IFRS 15, revenue is recognized when the customer obtains control of the promised good or service in the contract. This may be at a single point in time or over time. IFRS 15 identifies the following three situations in which control of the promised good or service is regarded as being transferred over time:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	New IFRSs and amendments that are first effective for the year ended December 31, 2018 (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(a)	Timing of revenue recognition (continued)

A.	When the customer simultaneously receives and consumes the benefits provided by the entity’s performance, as the entity performs;

B.	When the entity’s performance creates or enhances an asset (for example work in progress) that the customer controls as the asset is created or enhanced;

C.	When the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

If the contract terms and the entity’s activities do not fall into any of these 3 situations, then under IFRS 15 the entity recognizes revenue for the sale of that good or service at a single point in time, being when control has passed. Transfer of risks and rewards of ownership is only one of the indicators that is considered in determining when the transfer of control occurs.

The adoption of IFRS 15 does not have a significant impact on when the Group recognizes revenue, except for revenue arising from ticket breakage.

Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised. Previously, revenue arising from ticket breakage was recognized when the tickets expired. Whereas under IFRS 15, the Group recognizes, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. If the Group does not expect to be entitled to a breakage amount, the Group recognizes the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

As a result of this change in accounting policy, the Group has made adjustments to opening balances as at January 1, 2018 which increased retained earnings and non-controlling interests by RMB460 million and RMB52 million respectively, after an offsetting tax impact of RMB170 million. In addition, the positive impact on the Group’s revenue for 2018 was RMB57 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	New IFRSs and amendments that are first effective for the year ended December 31, 2018 (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(b)	Measurement of revenue under frequent flyer award programs

Previously, the amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage awarded under the Group’s frequent flyer award programs. The value attributed to the awarded mileage is deferred as a liability, and the remainder value is recognized as revenue in current period. Under IFRS 15, the Group allocates the transaction price to flight and mileage awarded on a relative stand-alone selling price basis. Therefore, the amount allocated to mileage awarded changed as compared to the fair value of mileage awarded measured under IAS 18, and in the meantime affecting the amount recognized as current period revenue and contract liabilities.

As a result of this change in accounting policy, the Group has made adjustments to opening balances as at January 1, 2018 which increased retained earnings and non-controlling interests by RMB66 million and RMB1 million respectively, after an offsetting tax impact of RMB22 million. In addition, the positive impact on the Group’s revenue for 2018 was RMB70 million.

(c)	Presentation

(1)	Ticket Breakage Revenue

Previously, revenue arising from ticket breakage was presented separately as “Expired sales in advance of carriage” in “Other operating revenue”. As a result of the adoption of IFRS 15, ticket breakage revenue of RMB698 million for 2018 is included in the line item “Traffic revenue”.

(2)	Change Fees

Previously, change fees was included in “Other operating revenue”. As a result of the adoption of IFRS 15, change fees of RMB655 million in 2018 which is not considered distinct from the transportation component is classified as “Traffic revenue”.

(3)	Contract Liabilities

Previously, the amount received in relation to mileage awarded is deferred as a liability, within “Deferred revenue”. Under IFRS 15, a contract liability is recognized when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Group recognizes the related revenue.

As a result of the adoption of IFRS15, the amount allocated to mileage awarded under the Group’s frequent flyer award programs is presented as “Contract liabilities” as at December 31, 2018 and the non-current portion is recorded in “Other non-current liabilities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	New IFRSs and amendments that are first effective for the year ended December 31, 2018 (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(d)	Disclosure of the estimated impact on the amounts reported in respect of the year ended December 31, 2018 as a result of the adoption of IFRS 15 on January 1, 2018

The following tables summarize the estimated impact of adoption of IFRS 15 on the Group’s consolidated financial statements for the year ended December 31, 2018, by comparing the amounts reported under IFRS 15 in these consolidated financial statements with estimates of the hypothetical amounts that would have been recognized under IAS 18 and IAS 11 if those superseded standards had continued to apply to 2018 instead of IFRS 15. These tables show only those line items impacted by the adoption of IFRS 15:

	Amounts reported in accordance with IFRS 15	Hypothetical amounts under IASs 18 and 11	Difference: Estimated impact of adoption of IFRS 15 on 2018
	(A)	(B)	(A)-(B)
	RMB million	RMB million	RMB million
Line items in the consolidated income statement for year ended December 31, 2018 impacted by the adoption of IFRS 15:
Traffic revenue	138,064	136,641	1,423
Other operating revenue	5,559	6,855	(1,296)
Total operating revenue	143,623	143,496	127
Profit before income tax	4,364	4,237	127
Income tax	(1,000)	(968)	(32)
Profit for the year	3,364	3,269	95
Profit attributable to:
Equity shareholders of the Company	2,895	2,805	90
Non-controlling interests	469	464	5
Earnings per share
Basic and diluted	RMB0.27	RMB0.26	RMB0.01
Line items in the consolidated statement of comprehensive income for year ended December 31, 2018 impacted by the adoption of IFRS 15:
Total comprehensive income for the year	3,619	3,524	95
Total comprehensive income attributable to:
Equity shareholders of the Company	3,048	2,958	90
Non-controlling interests	571	566	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	New IFRSs and amendments that are first effective for the year ended December 31, 2018 (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(d)	Disclosure of the estimated impact on the amounts reported in respect of the year ended December 31, 2018 as a result of the adoption of IFRS 15 on January 1, 2018 (continued)

	Amounts reported in accordance with IFRS 15	Hypothetical amounts under IASs 18 and 11	Difference: Estimated impact of adoption of IFRS 15 on 2018
	(A)	(B)	(A)-(B)
	RMB million	RMB million	RMB million
Line items in the consolidated statement of financial position as at December 31, 2018 impacted by the adoption of IFRS 15:
Deferred tax assets	1,566	1,570	(4)
Non-current assets	222,877	222,881	(4)
Contract liabilities	(1,693)	—	(1,693)
Sales in advance of carriage	(8,594)	(9,357)	763
Deferred revenue	—	(1,808)	1,808
Current income tax	(369)	(130)	(239)
Total current liabilities	(83,687)	(84,326)	639
Total assets less current liabilities	163,262	162,627	635
Deferred revenue	—	(2,057)	2,057
Other non-current liabilities	(2,036)	(18)	(2,018)
Total non-current liabilities	(84,793)	(84,832)	39
Reserves	(52,990)	(52,374)	(616)
Total equity attributable to equity shareholders of the Company	(65,257)	(64,641)	(616)
Non-controlling interests	(13,212)	(13,154)	(58)
Total equity	(78,469)	(77,795)	(674)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	New IFRSs and amendments that are first effective for the year ended December 31, 2018 (continued)

(ii)	IFRS 15, Revenue from contracts with customers (continued)

(d)	Disclosure of the estimated impact on the amounts reported in respect of the year ended December 31, 2018 as a result of the adoption of IFRS 15 on January 1, 2018 (continued)

	Amounts reported in accordance with IFRS 15	Hypothetical amounts under IASs 18 and 11	Difference: Estimated impact of adoption of IFRS 15 on 2018
	(A)	(B)	(A)-(B)
	RMB million	RMB million	RMB million
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

The Interpretation clarifies that “the date of the transaction” is the date on initial recognition of the non-monetary asset or liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance of recognizing the related item, the date of the transaction for each payment or receipt should be determined in this way. The adoption of IFRIC 22 does not have any material impact on the financial position and the financial result of the Group.

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

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment. Amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

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

In the Company’s statement of financial position, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(l)(iii)).

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

Investments in debt and equity securities are recognized / derecognized on the date the Group commits to purchase / sell the investment. The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at fair value through profit or loss (FVPL) for which transaction costs are recognized directly in profit or loss. For an explanation of how the Group determines fair value of financial instruments, see Note 4(g)(i). These investments are subsequently accounted for as follows, depending on their classification.

(A) Policy applicable from January 1, 2018

Investments other than equity investments

Non-equity investments held by the Group are classified as FVPL as the investment does not meet the criteria for being measured at amortized cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(f)	Other investments in debt and equity securities (continued)

Equity investments

An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognized in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognized in profit or loss as other income in accordance with the policy set out in Note 2(y)(iv).

(B) Policy applicable prior to January 1, 2018

Equity investments

Available-for-sale equity securities were those non-derivative financial assets that were designated as available for sale or that were not classified as loans and receivable, held-to-maturity investments, or financial assets at fair value through profit or loss. At the end of each reporting period the fair value was remeasured, with any resultant gain or loss being recognized in other comprehensive income and accumulated separately in equity in the fair value reserve (recycling). Dividend income from these investments was recognized in the consolidated income statement in accordance with the policy set out in Note 2(y)(iv). When these investments were derecognized or impaired (Note 2(l)(i)(B)), the cumulative gain or loss was reclassified from equity to profit or loss.

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

(i)

The effective portion of any gains or losses on remeasurement of the derivative financial instruments to fair value are recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. The cumulative gain or loss on the derivative financial instruments recognized in other comprehensive income is reclassified from equity to profit or loss in the same period during which the hedged forecast cash flows affects profit or loss; and

(ii)	The ineffective portion of any gains or losses on remeasurement of the derivative financial instruments to fair value is recognized in the profit or loss immediately.

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

Investment properties are land held under a lease and / or buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)(iii)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight-line method over their estimated useful lives or lease term. Rental income from investment properties is accounted for as described in Note 2(y)(iii).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(i)	Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)(iii)).

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

When each major aircraft overhaul is performed, its cost is recognized in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to overhaul cost, are depreciated on a straight-line basis over 3 to 12 years. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the consolidated income statement.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in consolidated income statement on the date of retirement or disposal.

Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned aircraft	15 to 20 years
Other flight equipment
– Jet engines	15 to 20 years
– Others, including rotables	3 to 15 years
Machinery and equipment	4 to 10 years

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

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

(1)	As a lessee

(A)	Policy applicable from January 1, 2019

For a contract that contains more than a lease, a lessee and lessor shall separate the contract and account for each lease component respectively. For a contract that contains lease and nonlease components, a lessee and lessor shall separate lease components from non-lease components. However, when the Group is a lessee of land use right and buildings, the Group has elected not to separate non-lease components from lease components, and instead, account for each lease component and any associated non-lease components as a single lease component. When separate lease components from non-lease components, a lessee shall allocate the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

At the lease commencement date, the Group recognizes a right-of-use assets and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use assets recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use assets is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2(l)(iii)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(1)	As a lessee (continued)

(A)	Policy applicable from January 1, 2019 (continued)

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use assets has been reduced to zero.

For the measurement of component accounting for right-of-use assets and subsequent major overhaul performed, see Note 2(i).

The Group presents right-of-use assets that do not meet the definition of investment property in right-of-use assets and presents lease liabilities separately in the consolidated statement of financial position.

The cost of acquiring land held under a lease is amortized on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(1)	As a lessee (continued)

(B)	Policy applicable prior to January 1, 2019

In the comparative periods prior to January 1, 2019, an arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l)(iii). Finance charges implicit in the lease payments are charged to consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to consolidated income statement in the accounting period in which they are incurred.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to consolidated income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to consolidated income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(1)	As a lessee (continued)

(B)	Policy applicable prior to January 1, 2019 (continued)

(iv)	Sale and leaseback transactions

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

(2)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to the ownership of an underlying assets to the lessee. If this is not the case, the lease is classified as an operating lease.

When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. The rental income from operating leases is recognized in accordance with Note 2(y)(iii).

When the Group is an intermediate lessor, the sub-leases are classified as a finance lease or as an operating lease with reference to the right-of-use assets arising from the head lease. If the head lease is a short-term lease to which the Group applies the exemption described in Note 2(k)(1), then the Group classifies the sub-lease as an operating lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets

(i)	Credit losses from financial instruments and lease receivables

(A)	Policy applicable from January 1, 2018

The Group recognizes a loss allowance for ECLs on the following items:

•	financial assets measured at amortized cost (including cash and cash equivalents and trade and other receivables); and

•	lease receivables.

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

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held). The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

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

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in consolidated income statement. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Basis of calculation of interest income

Interest income recognized in accordance with Note 2(y)(v) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

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

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in consolidated income statement in the period in which the recovery occurs.

(B)	Policy applicable prior to January 1, 2018

Prior to January 1, 2018, an “incurred loss” model was used to measure impairment losses on financial assets not classified as at FVPL (e.g. trade and other receivables, and available-for-sale investments). Under the “incurred loss” model, an impairment loss was recognized only when there was objective evidence of impairment. Objective evidence of impairment included:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor would enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that had an adverse effect on the debtor; and

•	a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

(B)	Policy applicable prior to January 1, 2018 (continued)

If any such evidence existed, any impairment loss was determined and recognized as follows:

•

For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting was material. Impairment losses for equity securities carried at cost were not reversed.

•

For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting was material. This assessment was made collectively where these financial assets shared similar risk characteristics, such as similar past due status, and had not been individually assessed as impaired. Future cash flows for financial assets which were assessed for impairment collectively were based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreased and the decrease could be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss was reversed through profit or loss. A reversal of an impairment loss was only recognized to the extent that it did not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

•

For available-for-sale equity securities, the cumulative loss that had been recognized in the fair value reserve (recycling) was reclassified to profit or loss. The amount of the cumulative loss that was recognized in consolidated income statement was the difference between the acquisition cost and current fair value, less any impairment loss on that asset previously recognized in profit or loss.

Impairment losses recognized in profit or loss in respect of available-for-sale equity securities were not reversed through profit or loss. Any subsequent increase in the fair value of such assets was recognized directly in other comprehensive income.

Impairment losses were written off against the corresponding asset directly, except for impairment losses recognized in respect of trade and other receivables, whose recovery was considered doubtful but not remote. In this case, the impairment losses for doubtful debts were recorded using an allowance account. When the Group was satisfied that recovery was remote, the amount considered irrecoverable was written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt were reversed. Subsequent recoveries of amounts previously charged to the allowance account were reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly were recognized in consolidated income statement.

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

After initial recognition at fair value, the Group, as an issuer of such a contract, subsequently measure it at the higher of: (i) the amount of the loss allowance and (ii) the amount initially recognized less, when appropriate, the cumulative amount of income recognized.

(A) Policy applicable from January 1, 2018

The Group monitors the risk that the specified debtor will default on the contract and recognizes a provision when ECLs on the financial guarantees are determined to be higher than the amount recorded in respect of the guarantees (i.e. the amount initially recognized, less accumulated amortization).

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

(B) Policy applicable prior to January 1, 2018

Prior to January 1, 2018, a provision would be recognized if and when it became probable that (i) the holder of the guarantee would call upon the Group under the guarantee and (ii) the amount of the claim on the Group was expected to exceed the amount carried in “trade and other payables” in respect of the guarantee, i.e. the amount initially recognized, less accumulated amortization.

(iii)	Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	Investment properties;

•	Other property, plant and equipment;

•	Right-of-use assets;

•	Construction in progress;

•	Goodwill;

•	Investments in subsidiaries, associates and joint ventures in the Company’s statement of financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(iii)	Impairment of other non-current assets (continued)

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

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable), or value in use (if determinable).

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

A contract asset is recognized when the Group recognizes revenue (see Note 2(y)) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets, if any, are assessed for ECL and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2(o)).

A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see Note 2(y)). A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see Note 2(o)).

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

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset (see Note 2(n)).

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (see Note 2(l)(i)).

(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in consolidated income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(q)	Trade and other payables

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(l)(ii)), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

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

In connection with the acquisitions of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation.

(x)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in consolidated income statement except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

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

Revenue is recognized when control over a product or service is transferred to the customer, or the lessee has the right to use the asset, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Further details of the Group’s revenue and other income recognition policies are as follows:

(i)	Passenger, cargo and mail revenue

Revenue is recognized when passenger, cargo and mail transportation services are provided. Unearned passenger revenue at the reporting date is included within “sales in advance of carriage” in the consolidated statement of financial position. Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised.

When the Group expects that the consideration received in advance of carriage is not refundable, and the customer is likely to give up a portion of the contractual rights, the Group recognizes, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. If the Group does not expect to be entitled to a breakage amount, the Group recognizes the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

Revenue from airline-related business is recognized when the customers take possession of and accept the relevant services.

In the comparative period prior to January 1, 2018, revenue from passenger, cargo and mail transportation, or airline-related business, was recognized when the transportation service or relevant services was provided. As a result of the change in accounting policy, adjustments have been made to opening balances as at January 1, 2018 (see Note 2(b)).

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

According to the frequent flyer award programs, the Group allocates the transaction price received in relation to mileage earning flights to flight and mileage awarded on a relative stand-alone selling price basis, and recognized the portion allocated to mileage awarded as “contract liabilities”. The mileage awarded to customers by third parties through means other than flights are initially recognized as “contract liabilities”.

The Group estimates the standalone selling price of mileage awarded through mileage earning flights based on inputs and assumptions derived from historical data, including the estimates on the percentage of mileage awarded that are expected to be redeemed (“expected redemption rate”).

Contract liabilities in relation to mileage awarded are subsequently recognized as revenue when the mileage is redeemed and the related benefits are received or used. Revenue on redeemed flights is recognized in accordance with the accounting policy set out in Note 2(y)(i), and revenue on redeemed goods or services is recognized when the customers take possession of the goods or services.

In the comparative period prior to January 1, 2018, the amount received in relation to mileage earning flights was allocated, based on fair value, between the flight and mileage awarded under the Group’s frequent flyer award programs. As a result of the change in accounting policy, adjustments have been made to opening balances as at January 1, 2018 (see Note 2(b)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(y)	Revenue and other income (continued)

(iii)	Rental income from operating leases

Rental income receivable under operating leases is recognized in consolidated income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

(iv)	Dividends

•	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established.

•	Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

(v)	Interest income

Interest income is recognized as it accrues under the effective interest method using the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of the financial asset. For financial assets measured at amortized cost or FVOCI (recycling) that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit-impaired financial assets, the effective interest rate is applied to the amortized cost (i.e. gross carrying amount net of loss allowance) of the asset (see Note 2(l)(i)).

(vi)	Government grants

Government grants are recognized in the consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in consolidated income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(z)	Traffic commissions

Traffic commissions are expensed in the consolidated income statement when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded on the consolidated statement of financial position as prepaid expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(aa)	Maintenance and overhaul costs

In respect of owned and leased aircraft, components within the aircraft subject to replacement during major overhauls are recognized as Note 2(i) and Note 2(k). Other routine maintenance, repairs and overhauls are charged to consolidated income statement as and when incurred.

In respect of certain leased aircraft, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted. Accordingly, except for the estimated costs of major overhauls recognized as right-of-use assets at the lease commencement date, see Note 2(k), other estimated costs of major overhauls are accrued and charged to the consolidated income statement over the estimated overhaul period. Differences between the estimated costs and the actual costs of overhauls are charged to consolidated income statement in the period when the overhaul is performed.

In the comparative periods prior to January 1, 2019, estimated costs of major overhaul for the aircraft held under operating lease were accrued and charged to the consolidated income statement over the estimated overhaul period. As a result of the change of accounting policy, adjustments have been made to opening balances as at January 1, 2019 (see Note 2(b)).

(ab)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Borrowing costs include interest expense, finance charges in respect of lease liabilities and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

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

(iii)	Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Group believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time.

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

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. The transaction date is the date on which the Group initially recognizes such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

The results of foreign operations are translated into Renminbi at the PBOC exchange rates approximating the foreign exchange rates prevailing at the dates of the transactions. Statement of financial position items are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

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

(a)	Impairment of long-lived assets (other than goodwill)

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

(b)	Depreciation and amortization

Property, plant and equipment and right-of-use assets are depreciated or amortized on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation and amortization expense to be recorded during any financial year. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortization expense for future periods is adjusted if there are significant changes from previous estimates.

(c)	Discount rate and return overhaul costs used to measure right-of-use assets relating to aircraft

As disclosed in Note 2(k) to the consolidated financial statements, the Group’s right-of-use assets relating to aircraft consists primarily of lease payments over the term of the leases and an estimate of cost of overhauls to restore the underlying assets to the agreed conditions at the end of the lease term (“return overhaul costs”), discounted to the present value. The minor change in the discount rate and the return overhaul costs may have a significant impact on the measurement of the Group’s right-of-use assets.

In the comparative periods prior to January 1, 2019, provision for the cost of major overhaul to fulfil the lease return conditions for operating leased aircraft were accrued and charged to consolidated income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

3	Accounting estimates and judgements (continued)

(d)	Frequent flyer revenue

According to the frequent flyer award programs, the allocation of stand-alone selling price of the mileage awarded involves the estimation of the expected redemption rate. The expected redemption rate is estimated based on historical experience, of mileage redemption, taking into consideration future mileage redemption patterns, which are associated with changes in the terms to mileage programs and customer behavior. Different estimates could significantly affect the estimated contract liabilities and the results of operations.

In the comparative period prior to January 1, 2018, the amount of revenue attributable to the mileage earned by the members of the Group’s frequent flyer award programs was estimated based on the fair value of the mileage awarded and the expected redemption rate. The fair value of mileage awarded was estimated by reference to external sales. The method to estimate the expected redemption rate remains unchanged.

(e)	Income tax

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group needs to make judgements and estimates in determining the current income tax. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

(f)	Ticket breakage revenue

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

In the comparative period prior to January 1, 2018, ticket breakage revenue was recognized when the tickets expired, and such revenue recognition did not involve significant accounting estimates.

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

As at December 31, 2019, the Group’s current liabilities exceeded its current assets by RMB78,752 million. For the year ended December 31, 2019, the Group recorded a net cash inflow from operating activities of RMB31,175 million, a net cash outflow from investing activities of RMB14,427 million and a net cash outflow from financing activities of RMB21,833 million, which in total resulted in a net decrease in cash and cash equivalents of RMB5,085 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at December 31, 2019, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB308,343 million, of which approximately RMB251,165 million was unutilized. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

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

The following tables show the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2019 Contractual undiscounted cash outflow
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at December 31 RMB million
Borrowings	38,304	4,251	8,720	2,007	53,282	51,180
Lease liabilities	25,404	23,860	63,003	44,814	157,081	134,074
Trade and other payables and accrued charges	21,300	—	—	—	21,300	21,300

	85,008	28,111	71,723	46,821	231,663	206,554

	2018 Contractual undiscounted cash outflow					Carrying amount at December 31 RMB million
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million
						(Note)
Borrowings	40,121	8,272	6,335	2,188	56,916	54,417
Obligations under finance leases	12,062	11,738	36,765	22,200	82,765	72,221
Trade and other payables and accrued charges	21,292	—	—	—	21,292	21,292

	73,475	20,010	43,100	24,388	160,973	147,930

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

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

As at December 31, 2019, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB559 million (2018: RMB539 million; 2017: RMB530 million).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualized impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2018 and 2017.

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange or at a swap center.

The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities (Note 37) and certain of the bank borrowings (Note 36) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

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

	2019
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	434
	(1%)	(434)
Euro	1%	26
	(1%)	(26)
Japanese Yen	10%	94
	(10%)	(94)

	2018
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	195
	(1%)	(195)
Euro	1%	28
	(1%)	(28)
Japanese Yen	10%	103
	(10%)	(103)

	2017
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	278
	(1%)	(278)
Euro	1%	31
	(1%)	(31)
Japanese Yen	10%	116
	(10%)	(116)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease liabilities held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2018 and 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(d)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables and derivative financial instruments.

Cash and cash equivalents

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality. As the counterparties have favorable credit ratings, the Group does not expect there to be a risk of default.

Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2019, the balance due from BSP agents amounted to RMB984 million (December 31, 2018: RMB955 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.

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

The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at December 31, 2019 and 2018:

	December 31, 2019
	Expected loss rate %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	1,877	—
More than 3 months but less than 1 year	50.00%	11	6
More than 1 year but less than 2 years	100.00%	7	7
More than 2 years but less than 3 years	100.00%	—	—
More than 3 years	100.00%	16	16

		1,911	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

	December 31, 2018
	Expected loss rate %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	1,940	—
More than 3 months but less than 1 year	50.00%	8	4
More than 1 year but less than 2 years	100.00%	2	2
More than 2 years but less than 3 years	100.00%	6	6
More than 3 years	100.00%	16	16

		1,972	28

Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The credit risk of mileage credits sales receivables, general aviation service receivables and receivables on cooperation flights are considered to be low. The Group does not make credit loss allowance for these receivables.

The Group measures credit loss allowance for other trade receivables amounted to RMB7 million (December 31, 2018: RMB8 million) based on ECLs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

Movement in the loss allowance account in respect of trade receivables during the year is as follows:

	2019 RMB million	2018 RMB million
Balance at January 1	36	37
Amounts written off during the year	(11)	(2)
Impairment losses written back	(1)	(4)
Impairment losses recognized during the year	12	5

Balance at December 31	36	36

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

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2018 and 2017:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB4,281 million (2018: RMB4,292 million; 2017: RMB3,190 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2019, the Group’s strategy, which was unchanged from 2018 and 2017, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group has initially applied IFRS 16 using the modified retrospective approach. Under this approach, the Group recognizes right-of-use assets and corresponding lease liabilities for almost all leases previously accounted for as operating leases as at January 1, 2019. This caused a significant increase in the Group’s total debt and hence the Group’s debt ratio rose from 68% to 75% on January 1, 2019 when compared to its position as at December 31, 2018.

Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as of and for the years ended December 31, 2019 and 2018.

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

•	Level 3 valuations: Fair value measured using significant unobservable inputs

			Fair value measurements as at December 31, 2019 categorized into
	Note	Fair value at December 31, 2019 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Other equity instrument investments:
-Non-listed shares	26	188	—	—	188
-Non-tradable shares	26	861	—	—	861
Other non-current financial assets:
-Listed shares	26	74	74	—	—
-Non-listed shares	26	32	—	—	32
Derivative financial assets:
-Interest rate swaps	27	3	—	3	—
-Cross currency swaps	27	187	—	187	—
-Forward foreign exchange contracts	27	31	—	31	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

			Fair value measurements as at December 31, 2018 categorized into
	Note	Fair value at December 31, 2018 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Other equity instrument investments:
-Non-listed shares	26	234	—	—	234
-Non-tradable shares	26	846	—	—	846
Other non-current financial assets:
-Listed shares	26	71	71	—	—
-Non-listed shares	26	32	—	—	32
Other financial assets	26	440	—	440	—
Derivative financial assets:
-Interest rate swaps	27	75	—	75	—
Financial liabilities:
Derivative financial liabilities:
-Cross currency swaps	27	(44)	—	(44)	—

During the years ended December 31, 2019 and 2018, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial assets is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

Fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curves in the respective currencies.

Fair value of other financial assets are the estimated amount that the Group would receive at the end of the reporting period, taking into account the current creditworthiness of the other financial assets counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4    Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments
-Non-listed shares (1)&(3)	Market comparable companies	Discount for lack of marketability	22%
-Non-tradable shares (2)&(3)	Discounted cash flow	Expected profit growth rate during the projection period	10-12%
		Perpetual growth rate	3%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	34%
		Discount rate	9.90%
Other non-current financial assets
-Non-listed shares (2)	Discounted cash flow	Expected profit growth rate during the projection period	11%-15%
		Perpetual growth rate	1%-4%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	27%-43%
		Discount rate	9.90%-11.08%

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

(3)

Any gain or loss arising from the remeasurement of the Group’s unlisted equity securities held for strategic purposes are recognized in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

(4)

From January 1, 2018, any gain or loss arising from the remeasurement of the Group’s unlisted equity securities held for strategic purposes are recognized in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings, and lease liabilities are carried at amounts not materially different from their fair values as at December 31, 2019 and 2018.

5	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers by major services lines is as follow:

		2019	2018	2017
	Note	RMB million	RMB million	RMB million
				(Note)
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
-Traffic revenue
– Passenger		138,502	128,038	112,791
– Cargo and mail		9,615	10,026	9,082
-Commission income		2,952	2,619	2,781
-Hotel and tour operation income		712	676	547
-General aviation income		564	476	467
-Ground services income		409	429	429
-Expired sales in advance of carriage		—	—	396
-Air catering income		353	391	335
-Cargo handling income		359	254	241
-Others		654	536	553

		154,120	143,445	127,622
Revenue from other sources:
-Rental income	19(f)	202	178	184

		154,322	143,623	127,806

Note: The Group has initially applied IFRS 15 at January 1, 2018, using the cumulative effect method. Under this method, the comparative information is not restated (see Note 2(b)).

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 6(a) and 6(b) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

5	Operating revenue (continued)

(ii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting date.

As at December 31, 2019, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programs, amounted to RMB3,331 million (December 31, 2018: RMB3,711 million) (Note 40). This amount represents revenue expected to be recognized in the future when the customers take possession of the goods or services redeemed.

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

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 6(c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2019 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,996	2,747	(2,401)	—	3,342
Over time	149,799	2,785	(1,604)	—	150,980

Revenue from external customers	152,591	1,731	—	—	154,322
Inter-segment sales	204	3,801	(4,005)	—	—

Reportable segment revenue	152,795	5,532	(4,005)	—	154,322

Reportable segment profit before taxation	3,020	558	2	490	4,070

Reportable segment profit after taxation	2,224	446	2	423	3,095

Other segment information
Income tax	796	112	—	67	975
Interest income	64	41	(31)	—	74
Interest expense	5,833	43	(31)	—	5,845
Depreciation and amortization	24,256	354	—	—	24,610
Impairment loss	38	—	—	—	38
Credit loss	11	2	—	—	13
Share of associates’ results	—	—	—	(178)	(178)
Share of joint ventures’ results	—	—	—	365	365
Remeasurement of the originally held equity interests in a joint venture	—	—	—	13	13
Change in fair value of financial assets / liabilities	—	—	—	265	265
Non-current assets additions during the year#	44,851	739	—	—	45,590

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2018 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,532	1,975	(1,596)	—	2,911
Over time	139,671	3,822	(2,781)	—	140,712

Revenue from external customers	141,968	1,655	—	—	143,623
Inter-segment sales	235	4,142	(4,377)	—	—

Reportable segment revenue	142,203	5,797	(4,377)	—	143,623

Reportable segment profit before taxation	3,448	604	(60)	495	4,487

Reportable segment profit after taxation	2,567	457	(60)	492	3,456

Other segment information
Income tax	881	147	—	3	1,031
Interest income	107	18	—	—	125
Interest expense	3,054	148	—	—	3,202
Depreciation and amortization	14,084	282	—	—	14,366
Impairment loss	12	—	—	—	12
Credit loss	2	1	—	—	3
Share of associates’ results	—	—	—	263	263
Share of joint ventures’ results	—	—	—	200	200
Fair value movement of financial instruments	—	—	—	12	12
Non-current assets additions during the year#	37,155	406	—	—	37,561

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2017 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	126,077	1,412	—	—	127,489
Inter-segment sales	159	2,823	(2,982)	—	—

Reportable segment revenue	126,236	4,235	(2,982)	—	127,489

Reportable segment profit before taxation	7,708	529	—	561	8,798

Reportable segment profit after taxation	5,875	381	—	577	6,833

Other segment information
Income tax	1,833	148	—	(16)	1,965
Interest income	74	15	—	—	89
Interest expense	2,724	23	—	—	2,747
Depreciation and amortization	13,112	201	—	—	13,313
Impairment loss	440	2	—	—	442
Share of associates’ results	—	—	—	420	420
Share of joint ventures’ results	—	—	—	99	99
Remeasurement of the originally held equity interests in a joint venture	—	—	—	88	88
Fair value movement of derivative financial instruments	—	—	—	(64)	(64)
Non-current assets additions during the year#	30,776	1,828	—	—	32,604

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at December 31, 2019 and December 31, 2018 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at December 31, 2019
Reportable segment assets	295,439	7,048	(3,662)	7,821	306,646
Reportable segment liabilities	230,738	2,458	(3,604)	—	229,592

As at December 31, 2018
Reportable segment assets	234,755	6,479	(1,829)	7,250	246,655
Reportable segment liabilities	167,806	2,391	(1,769)	44	168,472

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognized through profit or loss.

#

The additions of non-current assets do not include interest in associates and joint ventures, other equity instrument investments, other non-current financial assets, derivative financial assets and deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(b)	Geographical information

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

(2)

Revenue from commission income, hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2019	2018	2017
	RMB million	RMB million	RMB million
Domestic	110,112	103,287	92,986
International	41,651	37,773	32,117
Hong Kong, Macau and Taiwan	2,559	2,563	2,386

	154,322	143,623	127,489

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

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements

		2019	2018	2017
	Note	RMB million	RMB million	RMB million
Revenue
Reportable segment revenue	6(a)	154,322	143,623	127,489
Reclassification of expired sales in advance of carriage	(i)	—	—	396
Reclassification of sales tax		—	—	(65)
Adjustments arising from business combinations under common control	(iv)	—	—	(14)

Consolidated revenue		154,322	143,623	127,806

		2019	2018	2017
	Note	RMB million	RMB million	RMB million
Profit before income tax
Reportable segment profit before taxation	6(a)	4,070	4,487	8,798
Capitalization of exchange difference of specific loans	(ii)	(16)	(124)	47
Government grants	(iii)	1	1	21
Adjustments arising from business combinations under common control	(iv)	—	—	8

Consolidated profit before income tax		4,055	4,364	8,874

		2019	2018
	Note	RMB million	RMB million
Assets
Reportable segment assets	6(a)	306,646	246,655
Capitalization of exchange difference of specific loans	(ii)	56	72
Government grants	(iii)	(6)	(7)
Adjustments arising from business combinations under common control	(iv)	237	237
Others		(5)	(8)

Consolidated total assets		306,928	246,949

		2019	2018
		RMB million	RMB million
Liabilities
Reportable segment liabilities	6(a)	229,592	168,472
Others		7	8

Consolidated total liabilities		229,599	168,480

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements (continued)

Notes:

(i)

Expired sales in advance of carriage are recorded under non-operating income in the 2017 PRC GAAP financial statements. Such income is recognized as other operating revenue in the IFRS financial statements. Effective from January 1, 2018, ticket breakage revenue is included in traffic revenue, as a result of the adoption of IFRS 15 (see Note 2(b)), and the same adjustment was also adopted in the PRC GAAP financial statements.

(ii)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalized as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognized in income statement unless the exchange difference represents an adjustment to interest.

(iii)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognized in capital reserve under PRC GAAP.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

7	Flight operation expenses

	2019	2018	2017
	RMB million	RMB million (Note)	RMB million (Note)
Jet fuel costs	42,814	42,922	31,895
Flight personnel payroll and welfare	12,709	11,467	10,574
Air catering expenses	3,975	3,734	3,379
Civil Aviation Development Fund	2,332	2,940	2,720
Aircraft operating lease charges	1,412	8,726	8,022
Training expenses	1,142	894	1,184
Aircraft insurance	192	163	—
Others	5,990	5,370	5,204

	70,566	76,216	62,978

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

8	Maintenance expenses

	2019	2018	2017
	RMB million	RMB million	RMB million
Aviation repair and maintenance charges	8,565	8,394	7,930
Staff payroll and welfare	2,976	2,736	2,620
Maintenance materials	1,516	1,574	1,327

	13,057	12,704	11,877

9	Aircraft and transportation service expenses

	2019	2018	2017
	RMB million	RMB million	RMB million
Landing and navigation fees	17,658	15,980	14,910
Ground service and other charges	8,933	8,399	8,025

	26,591	24,379	22,935

10	Promotion and selling expenses

	2019	2018	2017
	RMB million	RMB million	RMB million
Ticket office expenses	3,299	3,173	3,160
Sales commissions (Note)	2,214	2,027	1,935
Computer reservation services	959	892	835
Advertising and promotion	314	217	196
Others	969	727	755

	7,755	7,036	6,881

Note: The Group applies the practical expedient in IFRS 15 and therefore expenses the portion of sales commissions which are regarded as directly related incremental costs of obtaining transportation contracts, as the amortization period is less than one year.

11	General and administrative expenses

	2019	2018	2017
	RMB million	RMB million	RMB million
General corporate expenses	3,705	3,477	3,218
Auditors’ remuneration	20	18	14
- Audit services	18	15	14
- Non-audit services	2	3	—
Other taxes and levies	348	275	159

	4,073	3,770	3,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

12	Depreciation and amortization

	2019	2018	2017
	RMB million	RMB million	RMB million
		(Note)	(Note)
Depreciation of property, plant and equipment
– Owned assets	9,029	8,193	8,080
– Finance leases	—	5,776	4,883
Depreciation of right-of-use assets	15,263	—	—
Other amortization	328	339	199

	24,620	14,308	13,162

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

13	Staff costs

	2019	2018	2017
	RMB million	RMB million	RMB million
Salaries, wages and welfare	24,647	22,445	21,400
Defined contribution retirement scheme	2,794	2,387	2,114
Other retirement welfare subsidy	206	197	194
Early retirement benefits (Note 47)	—	1	1

	27,647	25,030	23,709

Staff costs relating to flight operation and maintenance are also included in the respective total amounts disclosed separately in Note 7 and Note 8 above.

14	Other net income

	2019	2018	2017
	RMB million	RMB million	RMB million
Government grants (Note)	4,129	4,348	3,075
Gains on disposal of property, plant and equipment and construction in progress
– Aircraft and spare engines and construction in progress	34	584	960
– Other property, plant and equipment	106	18	29
Penalty income	273	216	126
Others	582	272	258

	5,124	5,438	4,448

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognized during the years ended December 31, 2019, 2018 and 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

15	Interest expense

	2019	2018	2017
	RMB million	RMB million	RMB million
		(Note(i))	(Note(i))
Interest on borrowings	1,840	1,891	1,628
Interest relating to lease liabilities (Note 21)	5,302	—	—
Interest relating to obligations under finance leases	—	2,409	2,009
Interest relating to provision for early retirement benefits	—	—	1

Total interest expense on financial liabilities not at fair value through profit or loss	7,142	4,300	3,638
Less: interest expense capitalized (Note(ii))	(1,279)	(1,085)	(908)

	5,863	3,215	2,730
Interest rate swaps: cash flow hedge, reclassified from equity (Note 17&21)	(18)	(13)	17

	5,845	3,202	2,747

Notes:

(i)	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).
(ii)	The weighted average interest rate used for interest capitalization was 3.51% per annum in 2019 (2018: 3.54%; 2017: 3.32%).

16	Income tax

(a)	Income tax expense in the consolidated income statement

	2019	2018	2017
	RMB million	RMB million	RMB million
PRC income tax
–Provision for the year	1,611	962	2,280
–Under/(over)-provision in prior year	10	(27)	(2)

	1,621	935	2,278
Deferred tax (Note 29)
Origination and reversal of temporary differences	(650)	65	(302)

Income tax expense	971	1,000	1,976

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

For the year of 2019, the Company and its branches are liable to income tax rates ranging from 15% to 25% (2018: 15% to 25%; 2017: 15% to 25%), and the subsidiaries of the Company are liable to income tax rates ranging from 15% to 30% (2018: 15% to 30%; 2017: 15% to 25%). China Southern West Australian Flying College Pty Ltd. (“Flying College”), one of the subsidiaries of the Company, is located in Australia and is subject to income tax at 30%. Certain subsidiaries of the Company are located in Hong Kong and are subject to income tax at 16.5%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

16	Income tax (continued)

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2019	2018	2017
	RMB million	RMB million	RMB million
Profit before income tax	4,055	4,364	8,874

Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note 16(a))	964	1,089	2,179
Adjustments for tax effect of:
Non-deductible expenses	18	23	9
Share of results of associates and joint ventures and other non-taxable income	(50)	(121)	(137)
Taxable temporary differences for which no deferred tax liabilities were recognized	—	—	(27)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognized	62	73	26
Utilization of unused tax losses and deductible temporary differences for which no deferred tax assets were recognized in prior years	(3)	(17)	(72)
Under/(over)-provision in prior year	10	(27)	(2)
Super deduction of research and development expenses	(30)	(20)	—

Tax expense	971	1,000	1,976

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

17	Other comprehensive income

	2019	2018	2017
	RMB million	RMB million	RMB million
			(Note)
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	(54)	42	8
Reclassification adjustments for amounts transferred to profit or loss:
- interest expense (Note 15)	(18)	(13)	17
Net deferred tax credited / (debited) to other comprehensive income	17	(7)	(6)

	(55)	22	19

Equity investments measured at FVOCI:
Changes in fair value recognized during the year	(31)	319	—
Net deferred tax credited / (debited) to other comprehensive income	7	(80)	—

	(24)	239	—

Share of other comprehensive income of an associate
Will not be reclassified to profit or loss	3	(4)	—
May be reclassified subsequently to profit or loss	—	—	2

	3	(4)	2

Differences resulting from the translation of foreign currency financial statements	(7)	(2)	—

Available-for-sale financial assets:
Changes in fair value recognized during the year	—	—	123
Net deferred tax debited to other comprehensive income	—	—	(31)

	—	—	92

Note: The Group has initially applied IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

18	Earnings per share

The calculation of basic earnings per share for the year ended December 31, 2019 is based on the profit attributable to equity shareholders of the Company of RMB2,640 million (2018: RMB2,895 million; 2017: RMB5,961 million) and the weighted average of 12,267,172,286 shares in issue during the year (2018: 10,718,916,979 shares; 2017: 9,923,585,348 shares ).

	2019	2018	2017
	million	million	million
Issued ordinary shares at January 1	12,267	10,088	9,818
Effect of issuance of A shares	—	450	—
Effect of issuance of H shares	—	181	106

Weighted average number of ordinary shares at December 31	12,267	10,719	9,924

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended December 31, 2019, 2018 and 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At January 1, 2018	794	12,611	105,974	99,367	21,906	6,629	247,281
Acquisitions through business combinations	—	51	—	—	12	34	97
Additions	—	48	3,644	7,049	1,250	424	12,415
Transfer from construction in progress	—	489	4,792	8,038	401	414	14,134
Reclassification on change of holding intention	19	(19)	—	—	—	—	—
Reclassification on exercise of purchase option	—	—	3,940	(3,940)	—	—	—
Transfer to assets held for sale	—	—	(1,804)	—	(106)	—	(1,910)
Disposals	—	(26)	(7,784)	(154)	(774)	(252)	(8,990)

At December 31, 2018	813	13,154	108,762	110,360	22,689	7,249	263,027
Impact on initial application of IFRS 16 (Note 2(b))	—	—	—	(110,360)	(81)	—	(110,441)

At January 1, 2019	813	13,154	108,762	—	22,608	7,249	152,586
Acquisitions through business combinations	—	—	—	—	—	18	18
Additions	—	181	3,034	—	2,380	860	6,455
Transferred from construction in progress (Note 20)	—	2,515	871	—	200	456	4,042
Reclassification on change of holding intention:
- transferred to other property, plant and equipment, net	(327)	327	—	—	—	—	—
- transferred to right-of-use assets, net (Note 21)	(16)	—	—	—	—	—	(16)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	2,641	—	—	—	2,641
Disposals	—	(131)	(2,032)	—	(803)	(330)	(3,296)

At December 31, 2019	470	16,046	113,276	—	24,385	8,253	162,430

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At January 1, 2018	270	3,965	50,995	17,011	11,678	4,436	88,355
Depreciation charge for the year	29	413	5,667	5,776	1,462	622	13,969
Reclassification on change of holding intention	15	(15)	—	—	—	—	—
Reclassification on exercise of purchase options	—	—	1,072	(1,072)	—	—	—
Transferred to assets held for sale	—	—	(1,582)	—	(104)	—	(1,686)
Disposal	—	(10)	(6,912)	(154)	(664)	(240)	(7,980)
Impairment losses written off on disposals	—	—	(322)	—	(1)	—	(323)

At December 31, 2018	314	4,353	48,918	21,561	12,371	4,818	92,335
Impact on initial application of IFRS 16 (Note 2(b))	—	—	—	(21,561)	—	—	(21,561)

At January 1, 2019	314	4,353	48,918	—	12,371	4,818	70,774
Depreciation charge for the year	29	444	6,390	—	1,483	683	9,029
Reclassification on change of holding intention:
- transferred to other property, plant and equipment, net	(172)	172	—	—	—	—	—
- transferred to right-of-use assets, net (Note 21)	(5)	—	—	—	—	—	(5)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	874	—	—	—	874
Disposals	—	(52)	(1,993)	—	(698)	(238)	(2,981)
Provision for impairment losses (Note 19(d))	—	—	18	—	—	—	18
Impairment losses written off on disposals (Note 19(c))	—	—	(30)	—	(37)	—	(67)

At December 31, 2019	166	4,917	54,177	—	13,119	5,263	77,642

Net book value:
At December 31, 2019	304	11,129	59,099	—	11,266	2,990	84,788

At December 31, 2018	499	8,801	59,844	88,799	10,318	2,431	170,692

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

(a)	As at December 31, 2019, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB985 million (December 31, 2018: RMB1,034 million).

(b)

As at December 31, 2019, certain aircraft of the Group with an aggregate carrying value of approximately RMB339 million (December 31, 2018: RMB373 million) were mortgaged under certain loans (Note 36(a)(i)).

(c)

For the year ended December 31, 2019, certain aircraft and other flight equipment were disposed, against which impairment provision had been provided in previous years and the impairment provision of RMB30 million for these aircraft and RMB37 million for the other flight equipment was written off respectively.

(d)

As at December 31, 2019, the Group reviewed the recoverable amounts of the aircraft and related assets and made an additional impairment provision of RMB18 million for its aircraft. The estimates of recoverable amounts were based on the greater of the assets’ fair value less costs of disposal and the value in use. The fair value on which the recoverable amount is based is categorized as a level 3 measurement and it was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment. In cases when value in use are based, the pre-tax discount rate used in the estimate is 9.00%.

(e)

As at December 31, 2019 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangdong, Guangxi, Guizhou, Xiamen, Heilongjiang, Jilin, Beijing, Henan, Xinjiang, Hainan, Shanghai, Hubei, Chongqing, Liaoning and Chengdu, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2019, carrying value of such properties of the Group amounted to RMB7,106 million (December 31, 2018: RMB5,289 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(f)

The Group leased out investment properties and facilities under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB202 million (2018: RMB178 million; 2017: RMB184 million) was recognized by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cessation of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2019	2018
	RMB million	RMB million
Within 1 year	38	55
After 1 year but within 5 years	74	39
After 5 years	36	7

	148	101

(g)

As at December 31, 2019, certain investment properties of the Group with an aggregate carrying value of approximately RMB15 million (December 31, 2018: RMB18 million) were mortgaged for certain bank borrowings (Note 36(a)(i)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

20	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
At January 1, 2018	27,543	2,690	30,233
Additions	19,973	4,486	24,459
Transferred to property, plant and equipment	(13,231)	(903)	(14,134)
Transferred to others	—	(155)	(155)
Transferred to lease prepayments	—	(7)	(7)
Disposals	(2,605)	—	(2,605)

At December 31, 2018	31,680	6,111	37,791

At January 1, 2019	31,680	6,111	37,791
Additions	10,512	5,780	16,292
Transferred to property, plant and equipment (Note 19)	(1,071)	(2,971)	(4,042)
Transferred to right-of-use assets (Note 21)	(10,202)	(313)	(10,515)
Transferred to others	—	(304)	(304)

At December 31, 2019	30,919	8,303	39,222

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

21	Right-of-use assets

	Aircraft and engines	Land use rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
		(Note 1)
Cost:
At January 1, 2019	187,991	3,671	1,300	138	193,100
Additions	20,609	225	1,490	51	22,375
Transfer from construction in progress (Note 20)	10,202	110	—	203	10,515
Reclassification with investment properties (Note 19)	—	16	—	—	16
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,641)	—	—	—	(2,641)
Disposals	(780)	—	—	—	(780)

At December 31, 2019	215,381	4,022	2,790	392	222,585

Accumulated amortization:
At January 1, 2019	55,048	701	—	—	55,749
Amortization charge for the year	14,485	107	637	34	15,263
Reclassification with investment properties (Note 19)	—	5	—	—	5
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(874)	—	—	—	(874)
Disposals	(769)	—	—	—	(769)

At December 31, 2019	67,890	813	637	34	69,374

Net book value:
At December 31, 2019	147,491	3,209	2,153	358	153,211

At January 1, 2019	132,943	2,970	1,300	138	137,351

Note 1:

The Group was formally granted the rights to use certain parcels of land by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at December 31, 2019 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain land used by the Group. As at December 31, 2019, carrying value of such land use rights of the Group amounted to RMB843 million (December 31, 2018: RMB922 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at December 31, 2019, certain land use rights of the Group with an aggregate carrying value of approximately RMB87 million (December 31, 2018: lease prepayments of RMB88 million) were mortgaged for certain bank borrowings (Note 36(a)(i)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

21	Right-of-use assets (continued)

In addition to the amortization charged, the analysis of expense items in relation to leases recognized in profit or loss is as follows:

	2019	2018	2017
	RMB million	RMB million	RMB million
		(Note)	(Note)
Interest on lease liabilities (Note 15)	5,302	2,409	2,009
Interest rate swaps: cash flow hedge, reclassified from equity (Note 15)	(18)	(13)	17
Expense relating to leases with remaining lease term ending on or before December 31, 2019	2,092	—	—
Expense relating to leases of variable lease payments not included in the measurement of lease liabilities	81	—	—
Total minimum lease payments for leases previously classified as operating leases under IAS 17	—	9,920	8,996

Note: The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognize right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. The depreciated carrying amount of the finance lease assets which were previously included in property, plant and equipment and lease prepayments is also identified as right-of-use assets. After initial recognition of right-of-use assets at January 1, 2019, the Group as a lessee is required to recognize the amortization of right-of-use assets, instead of the previous policy of recognizing rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated. See Note 2(b).

During the year, additions to right-of-use assets were primarily related to the capitalized lease payments payable under new tenancy agreements and newly acquired leasehold aircraft.

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 34(d) and Note 37 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

22	Goodwill

	2019	2018
	RMB million	RMB million
Cost and carrying amount:	237	237

Impairment tests for cash-generating units containing goodwill

	2019	2018
	RMB million	RMB million
Southern Airlines Group Import and Export Trading Company (“SAIETC”)	182	182
Xiamen Airlines Culture and Media Co., Ltd. (“XACM”)	55	55

Total	237	237

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

The cash flows of the above entities are discounted using pre-tax discount rates ranging from 10.5% to 13.5% (2018: 10.5% to 13.5%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity
China Southern Airlines Henan Airlines Company Limited (i)	PRC	RMB	6,000,000,000	60%	Airline transportation
Xiamen Airlines (i)&(viii)	PRC	RMB	8,000,000,000	55%	Airline transportation
Chongqing Airlines Company Limited (i)	PRC	RMB	1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (i)	PRC	RMB	280,000,000	60%	Airline transportation
Zhuhai Airlines Company Limited (i)	PRC	RMB	250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited (i)	PRC	RMB	1,220,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB	240,000,000	70.50%	Air catering
Guangzhou Baiyun International Logistic Company Limited (i)	PRC	RMB	50,000,000	61%	Logistics operations
Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB	18,000,000	100%	Airport ground services
Nan Lung International Freight Limited	Hong Kong	HKD	3,270,000	51%	Freight services
Southern Airlines General Aviation Company Limited (i)	PRC	RMB	1,000,000,000	100%	General aviation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity
SAIETC (i)	PRC	RMB	15,000,000	100%	Import and export agent services
Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”) (i)&(vi)	PRC	RMB	469,848,000	100%	Flight simulation services
China Southern Airlines Xiongan Airlines Company Limited (i)	PRC	RMB	600,000,000	100%	Airline transportation
Flying College (v)	Australia	AUD	39,651,627	84.30%	Pilot training services
Southern Airlines Freight and Logistics (Guangzhou) Co.,Ltd (i)	PRC	RMB	1,000,000,000	100%	Logistics operations
Shenyang Northern Aircraft Maintenance Co., Ltd. (“Shenyang Aircraft Maintenance”) (i) & (iii)	PRC	RMB	31,520,545	100%	Aircraft repair and maintenance services
Guangdong Southern Airline Pearl Aviation Services Company Limited (“Pearl Aviation Services”) (i) & (iv)	PRC	RMB	5,000,000	100%	Hotel management services

(i)	These subsidiaries are PRC limited liability companies.
(ii)	This subsidiary is a sino-foreign equity joint venture company established in the PRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(iii)	Shenyang Aircraft Maintenance

Pursuant to the equity transfer agreement entered into between the Company and a third party, the Company acquired 21% equity interests Shenyang Aircraft Maintenance, a former joint venture of the Company, at a cash consideration of RMB14 million on April 23, 2019. On the same date, the Company obtained control over Shenyang Aircraft Maintenance, and Shenyang Aircraft Maintenance became a wholly-owned subsidiary of the Company. The acquisition of Shenyang Aircraft Maintenance enables the Group to engage in comprehensive maintenance service.

In the period from the acquisition date to December 31, 2019, Shenyang Aircraft Maintenance contributed revenue of RMB39 million and profit of RMB1 million to the Group’s results. If the acquisition had occurred on January 1, 2019, management estimates that consolidated revenue would have been increased by RMB21 million, and consolidated profit for the year would have been increased by RMB4 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on January 1, 2019. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognized values on acquisition
RMB million
Non-current assets	31
Current assets	41
Non-current liabilities	(6)
Current liabilities	(3)

Total net identifiable assets	63

Analysis of the net inflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	(14)
Cash and cash equivalents acquired	26

Net cash inflow	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(iv)	Pearl Aviation Services

Pursuant to the equity transfer agreement entered into between the Company and the other third parties shareholders of Pearl Aviation Services, the Company acquired 100% equity interests in Pearl Aviation Services at a consideration of RMB9 million on December 17, 2019. On the same date, the Company obtained the control of Pearl Aviation Services, and Pearl Aviation Services became a wholly-owned subsidiary of the company. The acquisition of Pearl Aviation Services enables the Group to engage in hotel management services business.

As the acquisition was completed in December, limited amount of revenue and profit were contributed to the Group by Pearl Aviation Services. If the acquisition had occurred on January 1, 2019, management estimates that consolidated revenue would have been increased by RMB499 million, and consolidated profit for the year would have been increased by RMB17 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on January 1, 2019. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognized values on acquisition
RMB million
Non-current assets	19
Current assets	252
Current liabilities	(257)

Total net identifiable assets	14

Analysis of the net inflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	(9)
Cash and cash equivalents acquired	173

Net cash inflow	164

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(v)	Flying College

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

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:

Recognized values on acquisition
RMB million
Property, plant and equipment, net	1,556
Lease prepayments	115
Trade and other receivables	70
Cash and cash equivalents	41
Other assets	32
Trade and other payables	(34)
Borrowings	(342)
Deferred tax liabilities	(30)
Other liabilities	(24)

Total net identifiable assets	1,384

Cash consideration paid	(678)
Cash and cash equivalents acquired	41

Net cash outflow	(637)

Effect of the acquisition on the Group’s consolidated income statements

Fair value of the originally held 51% equity interests	706
Less: carrying value of the originally held 51% equity interests	(597)

Remeasurement of the originally held 51% equity interests	109

Acquisition-related costs were minimal and included in “general and administrative expenses” in the consolidated income statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

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

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognized values on acquisition
RMB million
Trade and other receivables	46
Cash and cash equivalents	2
Trade and other payables	(11)

Total net identifiable assets	37

Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	(47)
Cash and cash equivalents acquired	2

Net cash outflow	(45)

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

Acquisition-related costs were minimal and included in “general and administrative expenses” in the consolidated income statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(viii)	Material non-controlling interests :

As at December 31, 2019, the balance of total non-controlling interests is RMB13,223 million (December 31, 2018: RMB13,212 million), of which RMB9,003 million (December 31, 2018: RMB9,035 million) is for Xiamen Airlines. The rest of non-controlling interests are not individually material.

Set out below are the summarized financial information for Xiamen Airlines.

	2019	2018
	RMB million	RMB million (Note)
Non-controlling interests percentage	45%	45%
Current assets	3,010	4,029
Non-current assets	53,855	43,234
Current liabilities	(15,494)	(14,397)
Non-current liabilities	(22,233)	(13,678)
Net assets	19,138	19,188
Carrying amount of non-controlling interests	9,003	9,035
Revenue	32,612	30,225
Profit for the year	784	915
Total comprehensive income	798	1,111
Profit allocated to non-controlling interests	350	393
Dividend paid to non-controlling interests	45	68
Net cash generated from operating activities	8,259	3,559
Net cash (used in) / generated from investing activities	(1,990)	889
Net cash used in financing activities	(6,097)	(4,363)

The information above is the amount before inter-company eliminations.

Note: The subsidiary has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognize right-of-use assets and lease liabilities relating to leases which were previously classified as operating leases under IAS 17. Under this approach, the comparative information is not restated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Interest in associates

	2019	2018
	RMB million	RMB million
Share of net assets	3,322	3,181

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as at December 31, 2019 are as follows:

			Proportion of ownership interest held by
	Place of establishment / operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Southern Airlines Group Finance Co., Ltd. (“SA Finance”) (Note)	PRC	48.59%	41.81%	6.78%	48.59%	Provision of airlines financial services
Sichuan Airlines Co., Ltd. (“Sichuan Airlines”)	PRC	39%	39%	—	39%	Airline transportation
Southern Airlines Culture and Media Co., Ltd. (“SACM”)	PRC	40%	40%	—	40%	Advertising services
Shenyang Konggang Logistic Co.,Ltd. (“Shenyang Konggang”)	PRC	42.80%	42.80%	—	42.80%	Ground services
Xinjiang Civil Aviation Property Management Limited	PRC	42.80%	42.80%	—	42.80%	Property management

Note: In March 2019, the Group made capital injection of RMB500 million into SA Finance, and the share of equity interest held by the Group increased from 33.98% to 48.59%;

There is no associate that is individually material to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Interest in associates (continued)

The Group has interest in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2019	2018	2017
	RMB million	RMB million	RMB million
		(Note)	(Note)
Aggregate carrying amount of individually immaterial associates	3,322	3,181	3,031
Aggregate amounts of the Group’s share of:
(Loss)/profit from continuing operations	(178)	263	431
Other comprehensive income	3	(4)	2

Total comprehensive income	(175)	259	433

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

25	Interest in joint ventures

	2019	2018
	RMB million	RMB million
Share of net assets	3,124	2,812

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at December 31, 2019 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co., Ltd. (“GAMECO”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services
MTU Maintenance Zhuhai Co. Ltd. (“MTU”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

There is no joint venture that is individually material to the Group.

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as follows:

	2019	2018	2017
	RMB million	RMB million	RMB million
Aggregate carrying amount of individually immaterial joint ventures	3,124	2,812	1,015
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	365	200	99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

26	Financial assets

Non-current financial assets

		2019	2018
	Note	RMB million	RMB million
Other equity instrument investments (FVOCI)
- Non-listed shares	(i)	188	234
- Non-tradable shares	(i)	861	846

		1,049	1,080

Other non-current financial assets (FVPL)
- Listed shares	(i)	74	71
- Non-listed shares	(i)	32	32

		106	103

Current financial assets

		2019	2018
	Note	RMB million	RMB million
Other financial assets	(ii)	—	440

Notes:

(i)	Dividend income generated from the investments amounted to RMB23 million for the year of 2019 in total (2018: RMB20 million).
(ii)	This represents certain financing product the Group purchased from a commercial bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

27	Derivative financial assets / (liabilities)

		2019	2018
	Note	RMB million	RMB million
Current assets:
Cross currency swaps	(i)	187	—
Forward foreign exchange contracts	(ii)	31	—

		218	—
Non-current assets:
Interest rate swaps	(iii)	3	75

Current liabilities:
Cross currency swaps	(i)	—	(44)

Notes:

(i)

The Group entered into cross currency swaps to mitigate its interest rate risk and currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest rate ranging from 3.39% to 3.67% per annum (2018: 3.20% to 3.91% per annum) and principal payments in RMB. At December 31, 2019, the fair value of the cross currency swaps amounted to RMB187 million was recognized in assets (December 31, 2018: RMB44 million recognized in liabilities). The notional principal of the outstanding cross currency swaps as at December 31, 2019 amounted to USD620 million (December 31, 2018: USD979 million).

(ii)

In 2019, the Group entered into forward foreign exchange contracts to mitigate its forward currency risk. At December 31, 2019, the fair value of the forward foreign exchange contracts amounted to RMB31 million was recognized in assets (December 31, 2018: nil). The notional principal of the outstanding forward foreign exchange contracts as at December 31, 2019 amounted to USD1,035 million (December 31, 2018: nil).

(iii)

In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% per annum to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2019 amounted to USD325 million (December 31, 2018: USD393 million).

28	Changes in fair value of financial assets / (liabilities)

	2019	2018
	RMB million	RMB million
Other non-current financial assets (FVPL) (Note 26)	3	(8)
Cross currency swaps (Note 27)	231	20
Forward foreign exchange contracts (Note 27)	31	—

	265	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets / (liabilities)

(a)	Movements of net deferred tax assets are as follows:

	At December 31, 2018	Impact on Initial application of IFRS 16	Acquired in business combination	(Charged)/ credited to consolidated income statement	Credited to other comprehensive income	At December 31, 2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2019
Deferred tax assets:
Net effect on right-of-use assets	—	1,312	—	511	—	1,823
Accrued expenses	929	—	—	185	—	1,114
Provision for major overhauls	697	(417)	—	(18)	—	262
Contract liabilities/other non-current liabilities	81	—	—	(13)	—	68
Provision for impairment losses	210	—	—	(129)	—	81
Provision for tax losses	22	—	—	(15)	—	7
Change in fair value of derivative financial liabilities	11	—	—	(11)	—	—
Others	85	—	—	29	—	114

	2,035	895	—	539	—	3,469

Deferred tax liabilities:
Accrued expenses	(211)	—	—	20	—	(191)
Depreciation allowances under tax in excess of the related depreciation under accounting	(618)	—	—	140	—	(478)
Change in fair value of derivative financial assets	(18)	—	—	—	17	(1)
Change in fair value of other equity instrument investments	(236)	—	—	—	7	(229)
Change in fair value of other non-current financial assets	(19)	—	—	(1)	—	(20)
Change in fair value of financial assets	—	—	—	(54)	—	(54)
Fair value re-measurement of identifiable assets in business combination	(25)	—	(6)	2	—	(29)
Others	(18)	—	—	4	—	(14)

	(1,145)	—	(6)	111	24	(1,016)

Net deferred tax assets	890	895	(6)	650	24	2,453

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets / (liabilities) (continued)

(a)	Movements of net deferred tax assets are as follows: (continued)

	At December 31, 2017	Impact on initial application of IFRS 9/15	(Charged)/ credited to consolidated income statement	Charged to other comprehensive income	At December 31, 2018
	RMB million	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2018
Deferred tax assets:
Accrued expenses	1,020	—	(91)	—	929
Provision for major overhauls	691	—	6	—	697
Deferred revenue	88	(88)	—	—	—
Contract liabilities/other non-current liabilities	—	87	(6)	—	81
Provision for impairment losses	248	—	(38)	—	210
Provision for tax losses	10	—	12	—	22
Change in fair value of derivative financial liabilities	16	—	(5)	—	11
Others	82	—	3	—	85

	2,155	(1)	(119)	—	2,035

Deferred tax liabilities:
Accrued expenses	(216)	—	5	—	(211)
Depreciation allowances under tax in excess of the related depreciation under accounting	(633)	—	15	—	(618)
Change in fair value of derivative financial assets	(11)	—	—	(7)	(18)
Change in fair value of available-for-sale equity securities	(141)	141	—	—	—
Change in fair value of other equity instrument investments	—	(156)	—	(80)	(236)
Change in fair value of other non-current financial assets	—	(21)	2	—	(19)
Fair value re-measurement of identifiable assets in business combination	(26)	—	1	—	(25)
Others	(49)	—	31	—	(18)

	(1,076)	(36)	54	(87)	(1,145)

Net deferred tax assets	1,079	(37)	(65)	(87)	890

(b)	Reconciliation to the consolidated statement of financial position:

	2019	2018
	RMB million	RMB million
Net deferred tax asset recognized in the statement of financial position	2,692	1,566
Net deferred tax liability recognized in the statement of financial position	(239)	(676)

	2,453	890

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets / (liabilities) (continued)

(c)	Deferred tax assets not recognized

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group’s unused tax losses of RMB667 million (2018: RMB492 million) have not been recognized as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilized will be available before they expire. The expiry dates of unrecognized unused tax losses are analyzed as follows:

	2019	2018
	RMB million	RMB million
Expiring in:
2019	—	193
2020	—	—
2021	92	95
2022	82	82
2023	116	122
2024	377	—

	667	492

As at December 31, 2019, the Group’s other deductible temporary differences amounting to RMB951 million (December 31, 2018: RMB822 million) have not been recognized as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

30	Other assets

	Prepayment for exclusive use right of an airport terminal	Software	Leasehold improvements	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At January 1, 2018	220	316	181	677	1,394
Additions	—	105	—	407	512
Acquisitions through business combinations	—	—	36	—	36
Transferred from construction in progress	—	69	86	—	155
Disposals	—	—	—	(6)	(6)
Amortization for the year	(10)	(118)	(61)	(126)	(315)

At December 31, 2018	210	372	242	952	1,776
Impact on initial application of IFRS 16 (Note 2(b))	(210)	—	—	—	(210)

At January 1, 2019	—	372	242	952	1,566
Additions	—	75	—	338	413
Acquisitions through business combinations	—	—	9	23	32
Transferred from construction in progress	—	183	113	—	296
Amortization for the year	—	(148)	(113)	(67)	(328)

At December 31, 2019	—	482	251	1,246	1,979

Representing:

		2019	2018
	Note	RMB million	RMB million
Prepayments to related parties for acquisition of long-term assets	43(b)&52(c)	513	227
Amount paid to third parties and others		1,466	1,549

		1,979	1,776

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

31	Inventories

	2019	2018
	RMB million	RMB million
Consumable spare parts and maintenance materials	1,683	1,688
Other supplies	264	232

	1,947	1,920
Less: provision	(54)	(221)

	1,893	1,699

Provision for inventories is shown as below:

	2019	2018
	RMB million	RMB million
At January 1	221	226
Provision for inventories	20	12
Provision written off upon disposal	(187)	(17)

At December 31	54	221

32	Trade receivables

	2019	2018
	RMB million	RMB million
Trade receivables	3,188	2,937
Less: loss allowance	(36)	(36)

	3,152	2,901

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2019	2018
	RMB million	RMB million
Within 1 month	2,308	2,325
More than 1 month but less than 3 months	555	492
More than 3 months but less than 12 months	297	90
More than 1 year	28	30

	3,188	2,937
Less: loss allowance	(36)	(36)

	3,152	2,901

All of the trade receivables are expected to be recovered within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

32	Trade receivables (continued)

(b)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2019	2018
	RMB million	RMB million
RMB	2,686	2,430
USD	151	179
EURO	65	104
AUD	33	6
TWD	22	27
GBP	18	13
Others	213	178

	3,188	2,937

As at December 31, 2019, the fair value of trade receivables approximates its carrying amount.

33	Other receivables

		2019	2018
	Note	RMB million	RMB million
VAT recoverable		5,214	5,342
Government grants receivables	(i)	1,275	982
Rebate receivables on aircraft acquisitions		616	686
Other deposits		203	426
Others	(ii)	557	584

		7,865	8,020
Less: loss allowance		(5)	(5)

		7,860	8,015

Notes:

(i)	Government grants receivables are recognized as there is reasonable assurance that they will be received and the Group has complied with the conditions attaching to them.
(ii)

The amounts include term deposits of RMB43 million (December 31, 2018: RMB264 million), which have a maturity over 3 months at acquisition. The weighted average annualized interest rate of term deposits as at December 31, 2019 is 2.54% (December 31, 2018: 2.26%).

As at December 31, 2019, the fair value of other receivables approximates to their carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2019	2018
	RMB million	RMB million
Deposits in banks and other financial institutions	1	19
Cash at bank and other financial institutions and on hand	1,848	6,909

Cash and cash equivalents in the consolidated statement of financial position	1,849	6,928

As at December 31, 2019, the fair value of cash and cash equivalents approximates its carrying amount.

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2019	2018
	RMB million	RMB million
RMB	1,231	6,281
USD	395	267
EURO	34	53
AUD	59	138
JPY	17	22
HKD	13	22
Others	100	145

	1,849	6,928

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(b)	Reconciliation of profit before income tax to cash generated from operating activities:

		2019	2018	2017
	Note	RMB million	RMB million	RMB million
			(Note(i))	(Note (i)&(ii))
Profit before income tax		4,055	4,364	8,874
Adjustments for:
Depreciation and amortization charges	12	24,292	13,969	12,963
Other amortization	12	328	339	199
Impairment losses on property, plant, equipment	19	18	—	324
Share of associates’ results	24	178	(263)	(431)
Share of joint ventures’ results	25	(365)	(200)	(99)
Gain on disposal of property, plant and equipment and construction in progress	14	(140)	(602)	(989)
Changes in fair value of financial instruments	28	(265)	(12)	64
Remeasurement of the originally held equity interests in a joint venture		(13)	—	(109)
Interest income		(74)	(125)	(89)
Interest expense	15	5,845	3,202	2,747
Dividends income from other non-current financial assets		(23)	(20)	—
Dividend income from investments		—	—	(18)
Exchange losses / (gains), net		1,268	2,820	(642)
Changes in working capital:
Increase in inventories		(179)	(77)	(34)
(Decrease) /increase in contract liabilities and other non-current liabilities		(337)	450	—
Increase / (decrease) in sales in advance of carriage		1,709	1,441	(567)
Increase / (decrease) in deferred benefits and gains		73	(147)	362
Decrease / (increase) in operating receivables		1,178	(5,322)	(281)
Increase in operating payables		2,180	1,357	1,204

Cash generated from operating activities		39,728	21,174	23,478

Notes:

(i)

The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognize right-of-use assets and lease liabilities relating to leases which were previously classified as operating leases under IAS 17. In the comparative periods in 2018 and 2017, cash payments under operating leases made by the Group as a lessee of RMB9,920 million and RMB8,996 million, respectively, were included in operating cash outflows in the consolidated cash flow statements. Under IFRS 16, except for short-term lease payments and payments for leases of low value assets not included in the measurement of lease liabilities, all other rentals paid on leases are now split into capital element and interest element and classified as financing cash outflows and operating cash outflows, respectively. Under the modified retrospective approach, the comparative information is not restated. Further details on the impact of the transition to IFRS 16 are set out in Note 2(b).

(ii)	The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. See Note 2(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities

	Bank loans and other borrowings	Obligations under finance leases	Lease liabilities	Interest rate swaps held to hedge borrowings (assets)	Cross currency swaps (liabilities)	Cross currency swaps (assets)	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 36)	(Note 38)	(Note 37)	(Note 27)	(Note 27)	(Note 27)
At December 31, 2018 (Note)	54,417	72,221	—	(75)	44	—	126,607
Impact on initial application of IFRS 16	—	(72,221)	120,377	—	—	—	48,156

At January 1, 2019	54,417	—	120,377	(75)	44	—	174,763
Changes from financing cash flows:
Proceeds from bank borrowings	33,985	—	—	—	—	—	33,985
Proceeds from ultra-short-term financing bills	43,489	—	—	—	—	—	43,489
Proceeds from corporate bonds	7,497	—	—	—	—	—	7,497
Repayment of bank borrowings	(50,374)	—	—	—	—	—	(50,374)
Repayment of ultra-short-term financing bills	(25,000)	—	—	—	—	—	(25,000)
Repayment of corporate bonds	(12,951)	—	—	—	—	—	(12,951)
Capital element of lease rentals paid	—	—	(17,784)	—	—	—	(17,784)

Total changes from financing cash flows	(3,354)	—	(17,784)	—	—	—	(21,138)
Exchange adjustments	108	—	1,130	—	—	—	1,238
Changes in fair value	—	—	—	72	(44)	(187)	(159)
Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 54)	—	—	30,351	—	—	—	30,351
Amortization amount of bond	9	—	—	—	—	—	9

Total other changes	9	—	30,351	—	—	—	30,360

At December 31, 2019	51,180	—	134,074	(3)	—	(187)	185,064

Note: The Group has initially applied IFRS 16 using the modified retrospective method and adjusted the opening balances at January 1, 2019 to recognize lease liabilities relating to leases which were previously classified as operating leases under IAS 17. See Note 2(b) and Note 34(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities (continued)

	Bank loans and other borrowings	Obligations under finance leases	Interest rate swaps held to hedge borrowings (assets)	Cross currency swaps (liabilities)	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 36)	(Note 38)	(Note 27)	(Note 27)
At January 1, 2018	48,287	67,924	(46)	64	116,229
Changes from financing cash flows:
Proceeds from bank borrowings	34,385	—	—	—	34,385
Proceeds from issuance of ultra-short-term financing bills	5,500	—	—	—	5,500
Proceeds from corporate bonds	2,000	—	—	—	2,000
Repayment of bank borrowings	(34,260)	—	—	—	(34,260)
Repayment of ultra-short-term financing bills	(1,500)	—	—	—	(1,500)
Repayment of corporate bonds	(345)	—	—	—	(345)
Repayment of principal under finance lease obligations	—	(10,433)	—	—	(10,433)

Total changes from financing cash flows	5,780	(10,433)	—	—	(4,653)

Exchange adjustments	350	1,440	—	—	1,790
Changes in fair value	—	—	(29)	(20)	(49)
Other changes:
Additions of obligations under finance leases (Note 54)	—	13,290	—	—	13,290

Total other changes	—	13,290	—	—	13,290

At December 31, 2018	54,417	72,221	(75)	44	126,607

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(d)	Total cash outflow for leases

Amounts included in the cash flow statement for leases comprise the following:

	2019	2018	2017
	RMB million	RMB million	RMB million
		(Note)	(Note)
Within operating cash flows	(7,457)	(12,316)	(11,022)
Within investing cash flows	(224)	(113)	—
Within financing cash flows	(17,784)	(10,433)	(9,835)

	(25,465)	(22,862)	(20,857)

Note: As explained in the Note to Note 34(b), the adoption of IFRS 16 introduces a change in classification of cash flows of certain rentals paid on leases. The comparative amounts have not been restated.

These amounts relate to the following:

	2019	2018	2017
	RMB million	RMB million	RMB million
Lease rentals paid	(25,241)	(22,749)	(20,857)
Addition of land use rights	(224)	(113)	—

	(25,465)	(22,862)	(20,857)

35	Assets held for sale

Assets held for sale mainly represent property, plant and equipment which are planned to be sold in the next 12 months and are measured at the lower of their carrying amounts and fair values less costs to sell.

	2019 RMB million	2018 RMB million
Owned aircraft and other flight equipment	—	224

As at December 31, 2018, the carrying amount of the assets held for sale is RMB224 million, while their fair value less cost to sell is RMB238 million. The fair value on which the recoverable amount is based is categorized as a level 3 measurement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Borrowings

(a)	Borrowings are analyzed as follows:

	2019 RMB million	2018 RMB million
Non-current
Long-term borrowings
– secured (Note (i))	10	511
– unsecured	2,381	8,911

	2,391	9,422
Corporate bond
– unsecured (Note (ii))	8,646	4,655
Medium-term notes
– unsecured (Note (iii))	2,600	1,599

	13,637	15,676

Current
Current portion of long-term borrowings
– secured (Note (i))	90	94
– unsecured	51	808
Short-term borrowings
– unsecured	12,250	20,739
Ultra-short-term financing bills
– unsecured	22,497	4,000

	34,888	25,641
Current portion of corporate bond and medium-term notes
– unsecured (Notes (ii)&(iii))	2,655	13,100

	37,543	38,741

Total borrowings	51,180	54,417

The borrowings are repayable:
Within one year	37,543	38,741
In the second year	3,773	7,757
In the third to fifth year	8,389	6,004
After the fifth year	1,475	1,915

Total borrowings	51,180	54,417

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Borrowings (continued)

(a)	Borrowings are analyzed as follows (continued):

Notes:

(i)

As at December 31, 2019, bank borrowings of the Group of approximately RMB10 million (December 31, 2018: RMB390 million) were secured by certain owned aircraft with a carrying amount of RMB339 million (December 31, 2018: RMB373 million). Bank borrowings of approximately RMB90 million (December 31, 2018: RMB215 million) were secured by certain land use rights under right-of-use assets of RMB87 million (December 31, 2018: lease prepayments of RMB88 million) and investment property of RMB15 million (December 31, 2018: RMB18 million).

(ii)

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on November 20, 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB345 million were redeemed by the Company in 2018 at the request of investors, and the remaining bonds of RMB2,655 million will mature within one year.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on March 3, 2016 at a bond rate of 2.97%. The corporate bonds mature in three years. The bonds with nominal value of RMB5,000 million were redeemed by the Company in 2019.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on May 25, 2016 at a bond rate of 3.12%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB4,851 million were redeemed by the Company in 2019 at the request of investors, and the remaining bonds of RMB149 million will mature in five years from the issue date.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on November 26, 2018 at a bond rate of 3.92%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on February 21, 2019 at a bond rate of 3.45%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on May 16, 2019 at a bond rate of 3.72%. The corporate bonds mature in three years.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,500 million on November 20, 2019 at a bond rate of 3.58%. The corporate bonds mature in three years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Borrowings (continued)

(a)	Borrowings are analyzed as follows (continued):

(iii)

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,300 million on August 15, 2016 at an interest rate of 2.97%. The medium-term notes mature in three years and were redeemed in 2019.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on October 20, 2016 at an interest rate of 3.11%. The medium-term notes mature in five years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,800 million on November 21, 2016 at an interest rate of 3.38%. The medium-term notes mature in three years and were redeemed in 2019.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on October 18, 2019 at an interest rate of 3.20%. The medium-term notes mature in three years.

(b)	As at December 31, 2019, the Group’s weighted average interest rates on short-term borrowings were 3.70% per annum (December 31, 2018: 3.92% per annum).

(c)	Details of borrowings with original maturity over one year are as follows:

	2019 RMB million	2018 RMB million
Renminbi denominated loans
Fixed interest rate at 1.20% per annum as at December 31, 2019, with maturities through 2027	19	19
Corporate Bond - Fixed bond rate at 2.97%~3.92%	11,301	14,655
Medium-term notes - Fixed interest rate at 2.97%~3.38%	2,600	4,699
Floating interest rates 90%~100% of benchmark interest rate (stipulated by PBOC) as at December 31, 2019, with maturities through 2033	1,633	10,213
Fixed interest rate at 3.92% per annum as at December 31, 2019, with maturities through 2022	800	—
Fixed interest rate at 4.41% per annum as at December 31, 2019, with maturities through 2034	80	—
USD denominated loans
Fixed interest rate at 3.32% per annum as at December 31, 2018, with maturities through 2020	—	92

	16,433	29,678
Less: loans due within one year classified as current liabilities	(2,796)	(14,002)

	13,637	15,676

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Borrowings (continued)

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2019 RMB million	2018 RMB million
Renminbi	46,823	47,607
USD	4,357	6,810

	51,180	54,417

The Group has certain borrowings as well as significant lease liabilities (Note 37) which are denominated in USD as at December 31, 2019. The net exchange loss of RMB1,477 million for the year ended December 31, 2019 (2018: net exchange loss of RMB1,853 million; 2017: net exchange gain of RMB1,801 million) was mainly attributable to the translation of balances of borrowings and lease liabilities which are denominated in USD.

(e)

The balance of long-term and short-term borrowings as at December 31, 2019 included entrusted loans from CSAH via SA Finance to the Group amounted to RMB800 million and RMB4,720 million (December 31, 2018: Nil and RMB500 million), respectively (Note 52(d)(ii)).

(f)

Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to certain of the Group’s consolidated statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at December 31, 2019 and 2018, none of the covenants relating to drawn down facilities had been breached.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

37	Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the current reporting period and at the date of transition to IFRS 16:

	December 31, 2019
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	January 1, 2019 (Note) Total minimum lease payments
	RMB million	RMB million	RMB million	RMB million
Within 1 year	19,998	25,404	16,921	21,507

After 1 year but within 2 years	19,249	23,860	16,018	20,033
After 2 years but within 5 years	54,155	63,003	50,709	59,111
After 5 years	40,672	44,814	36,729	40,307

	114,076	131,677	103,456	119,451

	134,074	157,081	120,377	140,958

Less: total future interest expenses		(23,007)		(20,581)

Present value of lease liabilities		134,074		120,377

Note:

The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognize lease liabilities relating to leases which were previously classified as operating leases under IAS 17. These liabilities have been aggregated with the brought forward balances relating to leases previously classified as finance leases. Comparative information as at December 31, 2018 has not been restated as set out in Note 38 and relates solely to leases previously classified as finance leases. Further details on the impact of the transition to IFRS 16 are set out in Note 2(b).

	Denominated obligations by currencies
For the year ended December 31, 2019	Effective interest rate	USD RMB million	Japanese Yen RMB million	Renminbi RMB million	Euro RMB million	Other currencies RMB million	Total RMB million
Fixed interest rates	1.75%~5.03%	50,568	10	7,023	15	22	57,638
Floating interest rates	0%~5.22%	15,335	1,272	56,100	3,535	194	76,436

		65,903	1,282	63,123	3,550	216	134,074

	Denominated obligations by currencies
For the year ended December 31, 2018	Effective interest rate	USD RMB million	Japanese Yen RMB million	Renminbi RMB million	Euro RMB million	Other currencies RMB million	Total RMB million
Fixed interest rates	1.75%~5.03%	8,630	—	1,097	—	—	9,727
Floating interest rates	0%~5.80%	18,237	1,457	38,629	3,927	244	62,494

		26,867	1,457	39,726	3,927	244	72,221

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

38	Obligations under finance leases

As at December 31, 2018, obligations under finance leases are as follows:

	2018
	Present value of the minimum lease payments	Total minimum lease payments	Interest
	RMB million	RMB million	RMB million
Within 1 year	9,555	12,062	2,507
After 1 year but within 2 years	9,572	11,738	2,166
After 2 years but within 5 years	32,285	36,765	4,480
After 5 years	20,809	22,200	1,391

	72,221	82,765	10,544
Less: balance due within one year classified as current liabilities	(9,555)

	62,666

The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, obligations under finance leases of RMB72,221 million (including the current portion) at December 31, 2018 was reclassified to lease liabilities (Note 37) at January 1, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

39	Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	2019 RMB million	2018 RMB million
Within 1 month	563	406
More than 1 month but less than 3 months	506	829
More than 3 months but less than 6 months	450	476
More than 6 months but less than 1 year	568	423
More than 1 year	230	175

	2,317	2,309

As at December 31, 2019, the fair value of trade payables approximates to their carrying amount.

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2019 RMB million	2018 RMB million
Renminbi	1,845	1,910
USD	423	376
Others	49	23

	2,317	2,309

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

40	Contract liabilities

	2019 RMB million	2018 RMB million
Unredeemed credits under the frequent flyer award programs (Notes (i) & (ii))	1,568	1,693
Others	42	—

	1,610	1,693

Notes:

(i)

As at December 31, 2019, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programs, amounted to RMB3,331 million (December 31, 2018: RMB3,711 million). This amount represents revenue expected to be recognized in the future when the customers take possession of the goods or services redeemed.

(ii)	The amounts represent the unredeemed credits under the frequent flyer award programs. Movement in the accounts is set out below:

	2019	2018
	RMB million	RMB million
Balance at January 1	3,711	3,261
-Current	1,693	1,461
-Non-current	2,018	1,800
Addition as a result of increase of the unredeemed credits under the frequent flyer award programs	1,979	2,161
Reduction as a result of revenue recognized during the year	(2,359)	(1,711)
Representing:
-Recognized as revenue from opening balance of contract liabilities	(1,948)	(1,461)
-Recognized as revenue from current year addition of contract liabilities	(411)	(250)

Balance at December 31	3,331	3,711

Representing:
-Current	1,568	1,693
-Non-current (Note 42)	1,763	2,018

41	Sales in advance of carriage

As at December 31, 2019, the amount of sales in advance of carriage represents revenue expected to be recognized in the future when the customers take possession of and accept the passenger transportation services to be provided by the Group. During the year, RMB8,398 million (2018: RMB7,279 million) which was included in the opening balance of the sales in advance of carriage was recognized as revenue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

42	Other non-current liabilities

	Note	2019 RMB million	2018 RMB million
Unredeemed credits under the frequent flyer award programs	40	1,763	2,018
Others		19	18

		1,782	2,036

43	Balances with related companies

(a)	Amounts due from related companies

	Note	2019 RMB million	2018 RMB million
Current
CSAH and its affiliates		18	51
Associates		35	22
Joint ventures		20	17

	52(c)	73	90

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Prepayments to related companies for acquisition of long-term assets

	Note	2019	2018
		RMB million	RMB million
Non-current
CSAH and its affiliates		160	80
An associate		353	147

	30&52(c)	513	227

(c)	Amounts due to related companies

		2019	2018
	Note	RMB million	RMB million
Current
CSAH and its affiliates		116	49
Associates		1	12
Joint ventures		53	63
Other related companies		—	3

	52(c)	170	127

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

44	Accrued expenses

	2019	2018
	RMB million	RMB million
		(Note)
Repairs and maintenance	4,312	4,468
Jet fuel costs	1,846	1,900
Salaries and welfare	3,974	3,212
Landing and navigation fees	2,612	2,492
Computer reservation services	461	585
Provision for major overhauls (Note 46)	883	821
Interest expenses	345	771
Air catering expenses	147	166
Provision for early retirement benefits (Note 47)	1	2
Others	1,164	1,265

	15,745	15,682

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

45	Other liabilities

	2019	2018
	RMB million	RMB million
Civil Aviation Development Fund and airport tax payable	1,937	2,012
Payable for purchase of property, plant and equipment	2,070	1,608
Sales agent deposits	592	597
Other taxes payable	426	443
Deposit received for chartered flights	214	186
Others	2,002	1,727

	7,241	6,573

As at December 31, 2019, the fair value of the balances approximate their carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

46	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under leases are as follows:

	2019	2018
	RMB million	RMB million
At January 1 (Note)	4,349	3,370
Additional provision	768	943
Utilization	(692)	(661)

At December 31	4,425	3,652
Less: current portion (Note 44)	(883)	(821)

	3,542	2,831

Note: On the date of transition to IFRS 16, provision for major overhauls of RMB697 million (including current portion) were recognized at January 1, 2019. See Note 2(b).

47	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2019	2018
	RMB million	RMB million
At January 1	4	7
Provision for the year (Note 13)	—	1
Payments made during the year	(3)	(4)

At December 31	1	4
Less: current portion (Note 44)	(1)	(2)

	—	2

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

48	Deferred benefits and gains

	2019	2018
	RMB million	RMB million
		(Note)
Leases rebates	—	47
Maintenance rebates	600	746
Gains relating to sale and leaseback	—	15
Government grants	222	85
Others	11	13

	833	906

Note: On the date of transition to IFRS 16, leases rebates of RMB47 million, maintenance rebates of RMB84 million and gains relating to sales and leaseback of RMB15 million, previously included in deferred benefits and gains, were adjusted to costs of right-of-use assets recognized at January 1, 2019. See Note 2(b).

49	Share capital

	2019	2018
	RMB million	RMB million
Registered, issued and paid up capital:
Trade-restricted:
489,202,658 A shares of RMB1.00 each owned by CSAH (2018: 489,202,658 shares of RMB1.00 each) (Note (ii))	489	489
Nil A share (2018: 1,088,870,431 shares of RMB1.00 each) (Note (ii))	—	1,089
600,925,925 H shares of RMB1.00 each (2018: 600,925,925 shares of RMB1.00 each) (Note (ii))	601	601

	1,090	2,179
Tradable:
4,039,228,665 A shares of RMB1.00 each owned by CSAH (2018: 4,039,228,665 shares of RMB1.00 each)	4,039	4,039
4,072,291,766 A shares of RMB1.00 each (2018: 2,983,421,335 shares of RMB1.00 each)	4,073	2,984
3,065,523,272 H shares of RMB1.00 each (2018: 3,065,523,272 shares of RMB1.00 each)	3,065	3,065

	11,177	10,088
	12,267	12,267

Notes:

(i)	All the A and H shares rank pari passu in all material respects.

(ii)

In September 2018, the Company issued 1,578,073,089 A shares (“new A shares”) to CSAH and other six entities, and issued 600,925,925 H shares (“new H shares”) to a fellow subsidiary of CSAH. The new A shares issued to CSAH are restricted for trading within 36 months upon completion of the issuance, whereas other new A shares issued to other parties are restricted for trading within 12 months upon completion of the issuances. In 2019, the trading restriction of 1,088,870,431 A shares issued to other parties was released. Further, in accordance with the H shares subscription agreement entered into between the Company and the fellow subsidiary of CSAH, the fellow subsidiary of CSAH committed not to trade or transfer any of the new H shares within 36 months upon completion of the issuance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50	Reserves

(a)	Dividends

Dividends payable to equity shareholders of the Company attributable to the year:

	2019	2018
	RMB million	RMB million
Nil dividend proposed after the end of the reporting year (2018: RMB0.05 per share) (inclusive of applicable tax)	—	613

The directors did not propose any final dividend in respect of the year ended December 31, 2019 (2018: RMB0.05 per share (inclusive of applicable tax), amounting to a total dividend of RMB613 million).

(b)	Share premium

The share premium represents the difference between the par value of the shares of the Company and proceeds received from the issuance of the shares of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50	Reserves (continued)

(c)	Fair value reserve (recycling)

The fair value reserve (recycling) represents the hedge reserve which comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in Note 2(g).

(d)	Fair value reserve (non-recycling)

The fair value reserve (non-recycling) comprises the cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period (see Note 2(f)).

(e)	Other reserves

Other reserves mainly comprise statutory surplus reserve.

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

For the year ended December 31, 2019, the Company made appropriation of statutory surplus reserve of RMB181 million (2018: RMB221 million).

For the year ended December 31, 2019, the Group recorded an increase in other reserves of RMB44 million arising from adjustments in carrying amount of interest in associates relating to changes in an associate’s reserves (2018: RMB4 million), and recorded a decrease in other reserves of RMB10 million arising from acquisition of non-controlling interests in a subsidiary (2018: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

51	Commitments

(a)	Capital commitments

Capital commitments outstanding as at December 31, 2019 and 2018, not provided for in the financial statements were as follows:

	2019	2018
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorized and contracted for	71,224	82,199

Investment commitments
– authorized and contracted for
– share of capital commitments of a joint venture	322	26
– capital contributions for acquisition of non-controlling interests in a subsidiary	232	—
– capital contributions for acquisition of interests in a joint venture	—	14

	554	40
– authorized but not contracted for
– share of capital commitments of a joint venture	31	21

	585	61

Commitments for other property, plant and equipment
– authorized and contracted for	4,571	7,224
– authorized but not contracted for	10,451	14,062

	15,022	21,286

	86,831	103,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

51	Commitments (continued)

(a)	Capital commitments (continued)

As at December 31, 2019 and 2018, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2019	2018
	RMB million	RMB million
2019	—	38,141
2020	41,442	32,395
2021	21,077	8,628
2022	5,464	3,035
2023 and afterwards	3,241	—

	71,224	82,199

(b)	Operating lease commitments

As at December 31, 2018, the Group recorded a total commitment to operating leases of RMB75,729 million for contracted lease. Among which, the Group had operating lease commitments to CSAH and its affiliates in respect of lease payments for land and buildings of RMB665 million and aircraft of RMB78 million.

The Group is the lessee in respect of a number of properties, aircraft and flight equipment held under leases which were previously classified as operating leases under IAS 17. The Group has initially applied IFRS 16 using the modified retrospective approach. Under this approach, the Group adjusted the opening balances at January 1, 2019 to recognize lease liabilities relating to these leases (see Note 2(b)). From January 1, 2019 onwards, future lease payments are recognized as lease liabilities in the consolidated statement of financial position in accordance with the policies set out in Note 2(k), and the details regarding the Group’s future lease payments are disclosed in Note 37.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

52	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive directors) as disclosed in Note 60, is as follows:

	2019	2018	2017
	RMB ’000	RMB ’000	RMB ’000
Salaries, wages and welfare	13,803	15,218	12,151
Retirement scheme contributions	1,785	1,797	1,841

	15,588	17,015	13,992

	2019	2018	2017
	RMB ’000	RMB ’000	RMB ’000
Directors and supervisors (Note 60)	1,298	878	2,952
Senior management	14,290	16,137	11,040

	15,588	17,015	13,992

Total remuneration is included in “staff costs” (Note 13).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

52	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

Details of the significant transactions carried out by the Group are as follows:

		2019	2018	2017
	Note	RMB million	RMB million	RMB million
Income received from CSAH and its affiliates
Cargo handling income and rental income	(i)	7	4	3
Aviation material sales income	(ii)	36	6	4
Entrusted management income	(iii)	27	27	—
Commission income	(iv)	14	—	—
Others		1	9	8
Purchase of goods and services from CSAH and its affiliates
Cargo handling charges	(v)	—	111	112
Commission expenses	(v)	44	14	44
Transportation expense	(v)	—	10	—
Maintenance material purchase expense and lease charges for maintenance material	(ii)	165	98	43
Software service expenses	(ii)	—	5	4
Air catering supplies expenses	(i)	142	135	125
Repairing charges	(vi)	—	1,184	1,537
Lease charges for land and buildings	(vii)	353	294	189
Property management fee	(viii)	151	106	72
Acquisition of property	(ix)	—	160	—
Others		7	5	12
Purchase of goods and services from joint ventures and associates
Repairing charges	(vi)	2,442	786	—
Repairing charges and maintenance material purchase expenses	(x)	2,956	2,692	2,492
Flight simulation service charges	(xxiv)	—	—	194
Training expenses	(xxv)	—	—	36
Ground service expenses	(xi)	112	123	123
Air catering supplies	(xii)	93	98	109
Advertising expenses	(xiii)	196	105	74
Property management fee	(xiv)	26	28	26
Commission expenses	(xv)	14	—	—
Others		7	7	6
Income received from joint ventures and associates
Maintenance material sales and handling income	(xvi)	7	15	28
Rental income	(xxiv)	—	—	18
Entrustment income for advertising media business	(xiii)	1	1	20
Repairing income	(xv)	4	11	1
Air catering supplies income	(xv)	35	16	26
Transfer of pilots income	(xv)	35	—	—
Commission income	(xvii)	—	20	26
Ground service income	(xviii)	16	13	10
Labor service income and rental income	(xix)	8	22	20
Others		15	13	7
Income received from other related company
Air tickets income	(xx)	—	9	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

52	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

		2019	2018	2017
	Note	RMB million	RMB million	RMB million
Purchase of goods and services from other related companies
Advertising expenses	(xx)	—	10	10
Computer reservation services	(xxii)	685	592	576
Aviation supplies expenses	(xxi)	53	48	39
Canteen service	(xxi)	24	19	15
Others		9	3	4
Acquisition from CSAH and its affiliates
Acquisition of a subsidiary	(xiii)	—	—	47
Equity transaction	(vi)	—	1,602	—
Aircraft related transactions with CSAH and its affiliates
Payment of lease charges on aircraft	(xxiii)	2,696	1,542	175
Consideration of disposal of aircraft	(xxiii)	—	481	—

(i)	Shenzhen Air Catering Co., Ltd. (“SACC”) is an associate of CSAH.

Air catering supplies expenses are payable by the Group in respect of certain in-flight meals and related services with SACC.

In addition, the Group leased certain equipment to SACC under operating lease agreements.

(ii)	China Aviation Supplies Holding Company (“CASC”) is an associate of CSAH.

The Group purchases software service, as well as purchases and leases maintenance material from CASC, and CASC also purchases maintenance material from the Group.

(iii)	The Group provides entrusted management service to CSAH.

(iv)	Southern Airlines Insurance Brokerage Co., Ltd. (“SAIB”), is a wholly-owned subsidiary of CSAH. The Group provides certain website resources to SAIB for the sales of air insurance.

(v)

China Southern Airlines Group Ground Services Co., Ltd. (“GSC”), is a wholly-owned subsidiary of CSAH. GSC entered into liquidation at the year end of 2018 and has no transaction with the Group this year.

Commission is earned by Shenzhen Baiyun Air Service Co.,Ltd., the subsidiary of GSC, in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

(vi)	MTU, a former joint venture of CSAH, provides comprehensive maintenance services to the Group. MTU became a joint venture of the Group on August 28, 2018.

(vii)	The Group leases certain land and buildings in the PRC from CSAH and its affiliates. The amount represents rental payments for land and buildings paid or payable to CSAH and its affiliates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

52	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(viii)

China Southern Airlines Group Property Management Co., Ltd., a wholly-owned subsidiary of CSAH. COHL & CSAH Construction Development Co., Ltd., a joint venture of CSAH. Both of them provide property management services to the Group.

(ix)	The Group acquires properties from COHL & CSAH Construction Development Co., Ltd.

(x)	GAMECO and Shenyang Aircraft Maintenance, joint ventures of the Group, provide comprehensive maintenance services to the Group.

The Company acquired 21% equity interest in Shenyang Aircraft Maintenance on April 23, 2019, Shenyang Aircraft Maintenance became a wholly-owned subsidiary of the Company (Note 23(iii)).

The Group also purchases maintenance material from GAMECO.

(xi)	Beijing Aviation Ground Services Co., Ltd. and Shenyang Konggang Logistic Co., Ltd., associates of the Group provide ground services to the Group.

(xii)	Beijing Airport Inflight Kitchen Co., Ltd. is an associate of the Group and provides air catering related services to the Group.

(xiii)	SACM, an associate of the Group, provides advertising services to the Group. The Group provides certain media resources to SACM.

XACM, a former associate of Xiamen Airlines, provided advertising service to Xiamen Airlines. In October 2017, XACM became a wholly-owned subsidiary of Xiamen Airlines. Xiamen Airlines provides certain media resources to XACM before the acquisition.

(xiv)	Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group.

(xv)	The Group provides repairing service and air catering supplies service to Sichuan Airlines.

Commission is earned by Sichuan Airlines in connection with the air tickets sold on behalf of the Group.

In addition, the Group transferred pilots to Sichuan Airlines.

(xvi)	The Group imports and sells maintenance materials to GAMECO and earns maintenance material sales and handling income.

(xvii)	The Group provides certain website resources to SA Finance for the sales of air insurance.

(xviii)	The Group provides ground services to Shenyang Konggang Logistic Co., Ltd. and Sichuan Airlines, which are associates of the Group.

(xix)

The Group provides labor service to Shenyang Aircraft Maintenance, and the charge rates are determined by reference to prevailing market price. In addition, the Group leases certain property and equipment to Shenyang Aircraft Maintenance.

(xx)

Phoenix Satellite Television Holdings Ltd. (“the Phoenix Group”) was a related party of the Group as the board chairman of the Phoenix Group was appointed as a non-executive director of the Group and resigned on December 20, 2017. The transaction incurred in the year before December 20, 2018 was deemed to be the related party transaction. It provides advertising services to the Group.

In addition, the Group sells tickets to the Phoenix Group on market price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

52	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(xxi)	The chairman of Pearl Aviation Services is the key management personnel of the Company. The Group purchases aviation supplies and canteen services from Pearl Aviation Services.

In December 2019, Pearl Aviation Services became a wholly-owned subsidiary of the Group (Note 23(iv)).

(xxii)

China Travel Sky Holding Company is a related party of the Group as a key management personnel of the Group was appointed as the director of China Travel Sky Holding Company. It provides computer reservation services.

(xxiii)

China Southern Airlines International Finance Leasing Co., Ltd. (“CSA International”), originally a wholly-owned subsidiary of CSAH, and became a joint venture of CSAH in 2019, provides aircraft and engines lease services to the Group. Also, the Group disposed aircraft to CSA International.

(xxiv)

Zhuhai Xiang Yi, a former joint venture of the Group, provides flight simulation services to the Group. In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi.

In July 2017, Zhuhai Xiang Yi became a wholly-owned subsidiary of the Company. The amount represents the transactions in 2017 which incurred prior to the acquisition (Note 23(vi)).

(xxv)	Flying College, a former joint venture of the Group, provides training services to the Group.

Flying College became a subsidiary of the Group on November 20, 2018 (Note 23(v)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

52	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

Details of amounts due from/to CSAH and its affiliates, associates, joint ventures and other related company of the Group:

		2019	2018
	Note	RMB million	RMB million
Receivables:
CSAH and its affiliates		18	51
Associates		35	22
Joint ventures		20	17

	43(a)	73	90

		2019	2018
	Note	RMB million	RMB million
Prepayments of acquisition of long-term assets:
CSAH and its affiliates		160	80
An associate		353	147

	30&43(b)	513	227

		2019	2018
	Note	RMB million	RMB million
Payables:
CSAH and its affiliates		116	49
Associates		1	12
Joint ventures		53	63
Other related companies		—	3

	43(c)	170	127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

52	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	2019	2018
	RMB million	RMB million
Accrued expenses:
CSAH and its affiliates	55	62
Associates	169	139
Joint ventures	2,092	2,320
Other related companies	274	633

	2,590	3,154

Lease liabilities
The CSAH and its affiliates	23,734	—

Obligations under finance leases:
CSAH and its affiliates	—	13,360

Except the lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

At December 31, 2019, loans from SA Finance to the Group amounted to RMB76 million (December 31, 2018: RMB758 million).

The unsecured loans are repayable as follows:

	2019	2018
	RMB million	RMB million
Within 1 year	23	630
After 1 year but within 2 years	—	10
After 2 years but within 5 years	53	118

	76	758

Interest expense paid on such loans amounted to RMB9 million (2018: RMB18 million ) and the interest rates range from 4.28% to 4.35% per annum during the year ended December 31, 2019 (2018: 3.92% to 4.51% ).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

52	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties (continued)

(ii)	Entrusted loans from CSAH

In 2019, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB5,520 million (December 31, 2018: RMB500 million) to the Group from July 10, 2019 to July 8, 2022. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured entrusted loans are repayable as follows:

		2019	2018
	Note	RMB million	RMB million
Within 1 year	36(e)	4,720	500
After 1 year but within 2 years		—	—
After 2 years but within 5 years	36(e)	800	—

		5,520	500

Interest expense paid on such loans amounted to RMB86 million (2018: RMB10 million ) at interest rates 3.92% per annum during the year ended December 31, 2019 (2018: 3.92% per annum).

(iii)	Deposits placed with SA Finance

As at December 31, 2019, the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2019	2018
	RMB million	RMB million
Deposits placed with SA Finance	711	5,583

Interest income received on such deposits amounted to RMB40 million during the year ended December 31, 2019 (2018: RMB80 million).

(e)	Commitments to CSAH

As at December 31, 2018, the Group had operating lease commitments to CSAH and its affiliates in respect of lease payments for land and buildings of RMB665 million and aircraft of RMB78 million. The Group is the lessee in respect of a number of properties, aircraft and flight equipment held under leases which were previously classified as operating leases under IAS 17. The Group has initially applied IFRS 16 using the modified retrospective approach. Under this approach, the Group adjusted the opening balances at January 1, 2019 to recognize lease liabilities relating to these leases (see Note 2(b)). From January 1, 2019 onwards, operating lease commitments are recognized as lease liabilities in the statement of financial position in accordance with the policies set out in Note 2(k), and the details regarding the Group’s future lease payments are disclosed in Note 37.

As at December 31, 2019, the Group did not have capital commitments to CSAH (December 31, 2018: RMB291 million in respect of capital payments for other flight equipment).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

53	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 12% to 16% (2018: 13% to 20%; 2017: 13% to 20%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2019 was approximately RMB985 million (2018: RMB598 million; 2017: RMB546 million).

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

54	Supplementary information to the consolidated cash flow statement

Non-cash transactions

(i)	Introducing of aircraft

During the year ended December 31, 2019, aircraft introduced under leases amounted to RMB30,351 million (2018: aircraft acquired under finance leases RMB13,290 million, 2017: aircraft acquired under finance leases RMB17,283 million).

(ii)	Acquisition of a joint venture through issuance of new shares

During the year ended December 31, 2018, CSAH subscribed the new A shares (Note 49) of the Company with a cash consideration and the equity interests held in MTU, representing 50% of the total equity interests of MTU. The related non-cash equity transaction of financing activities amounted to RMB1,741 million (2017: nil).

55	Contingent liabilities

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

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

54	Contingent liabilities (continued)

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (December 31, 2018: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2019, total personal bank loans of RMB275 million (December 31, 2018: RMB318 million), under these guarantees, were drawn down from the banks. During the year, no payment has been made by the Group (2018: RMB1 million) to the banks due to the default of payments of certain pilot trainees.

56	Comparative figures

The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2(b).

The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2(b).

57	Immediate and ultimate controlling party

As at December 31, 2019, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC.

58	Approval of financial statements

The financial statements were approved by the Board of Directors on April 28, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

59	Non-adjusting events after the financial year end

(a)

On October 30, 2019, the Company entered into the A Share Subscription Agreement with CSAH, pursuant to which the Company is to issue not more than 2,453,434,457 (inclusive) new A Shares to CSAH (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB16,800 million (inclusive). In the meantime, the Company entered into the H Share Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company is to issue not more than 613,358,614 (inclusive) new H shares (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HKD3,500 million (inclusive). The consideration of A and H shares will be satisfied by cash. Both of the A Share Issuance and the H Share Issuance were approved by the Extraordinary General Meeting and the respective Class Meetings on December 27, 2019. The Company received the “Acceptance Notice of the Application for Administration Permission” issued by China Securities Regulatory Commission (“CSRC”) for the A Share Issuance and H share Issuance on 6 January 2020 and 11 February 2020, respectively. The H Share Issuance has been completed on April 15, 2020. On April 24, 2020, the Issuance Examination Committee of the CSRC reviewed the application for the A Share Issuance and informed the Company that the Company’s application for the A Share Issuance was approved. Up to the issuance date of these financial statements, the Company had not received the written approval of A Share Issuance from the CSRC.

(b)

The COVID-19 outbreak (the “Outbreak”) since early 2020 has brought about uncertainties in the Group’s operating environment and has impacted the Group’s operations and financial position. The Group’s revenue tonne kilometers for the first three months of 2020 has decreased by approximately 45% as compared to the same period of 2019. The Group estimates the Outbreak will have an adverse impact on the Group’s business operation and operating revenue for the year 2020, which casts uncertainties in the Group’s operating environment. The Group has been closely monitoring the impact of the developments on the Group’s business and has put in place contingency measures. These contingency measures include: temporarily reducing the numbers of flights of certain routes, provisionally suspending certain domestic and international routes according to the travel restrictions of related countries and regions. Based on the Group’s actual performance in the first three months of 2020, contingent measures put in place and unutilized available banking facilities (Note 4(a)), etc., the Directors of the Company have carried out a review of the cash flow forecast of the Group for the eighteen months period after the balance sheet date. Based on such forecast, the Directors of the Company believe that adequate funding will be available for the working capital and capital expenditure requirements of the Group during that period. Up to the issuance date of these financial statements, the Outbreak hasn’t ended and the Group cannot reasonably estimate its impact on the business operation and financial performance. The Group will proactively keep contingency measures under review as the situation evolves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

60	Directors’ and supervisors’ emoluments

The remuneration of every director and supervisor for the year ended December 31, 2019 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Executive directors
Wang Chang Shun (Note (i))	—	—	—	—	—
Ma Xu Lun (Note (i)&(iii))	—	—	—	—	—
Han Wen Sheng (Note (i)&(iii))	—	—	—	—	—
Zhang Zi Fang (Note (i)&(iv))	—	—	—	—	—
Supervisors
Pan Fu (Note (i)&(iv))	—	—	—	—	—
Li Jia Shi (Note (ii))	—	—	—	—	—
Mao Juan	—	712	—	129	841
Lin Xiao Chun (Note (iii))	—	367	—	90	457
Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (vi))	60	—	—	—	60
Gu Hui Zhong (Note (vi))	60	—	—	—	60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

60	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended December 31, 2018 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Executive directors
Wang Chang Shun (Note (i))	—	—	—	—	—
Tan Wan Geng (Note (i) & (v))	—	—	—	—	—
Zhang Zi Fang (Note (i) & (iv))	—	—	—	—	—
Supervisors
Pan Fu (Note (i) & (iv))	—	—	—	—	—
Li Jia Shi (Note (ii))	—	84	—	12	96
Mao Juan	—	658	—	124	782
Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (vi))	—	—	—	—	—
Gu Hui Zhong (Note (vi))	60	—	—	—	60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

60	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended December 31, 2017 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Non-executive directors
Yuan Xin An (Note (i) & (vii))	—	—	—	—	—
Yang Li Hua (Note (i) & (vii))	—	—	—	—	—
Executive directors
Wang Chang Shun (Note (i) & (x))	—	—	—	—	—
Tan Wan Geng (Note (i))	—	—	—	—	—
Zhang Zi Fang (Note (i))	—	—	—	—	—
Li Shao Bin (Note (vii))	—	812	—	123	935
Supervisors
Pan Fu (Note (i))	—	—	—	—	—
Li Jia Shi	—	901	—	126	1,027
Zhang Wei (Note (i) & (vii))	—	—	—	—	—
Yang Yi Hua (Note (vii) & (ix))	—	—	—	—	—
Wu De Ming (Note (vii))	—	419	—	127	546
Mao Juan (Note (viii))	—	324	—	120	444
Independent non-executive directors
Ning Xiang Dong (Note (vii))	150	—	—	—	150
Liu Chang Le (Note (vii))	150	—	—	—	150
Tan Jin Song	150	—	—	—	150
Guo Wei (Note (vii))	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (viii))	—	—	—	—	—
Gu Hui Zhong (Note (viii))	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

60	Directors’ and supervisors’ emoluments (continued)

Notes:

(i)

These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAH and their salaries were borne by CSAH.

(ii)

Mr. Li Jia Shi did not receive any remuneration for his service in the capacity of the supervisor of the Company since February 1, 2018. He also held management position in CSAH and his salary was borne by CSAH.

(iii)	Appointed on May 8, 2019.
(iv)	Resigned on May 8, 2019.
(v)	Mr. Tan Wan Geng was an executive director of the Company before November 30, 2018, and resigned from the Company on November 30, 2018.
(vi)	Mr. Zheng Fan and Mr. Gu Hui Zhong receive remuneration in accordance with the relevant provisions of the PRC.
(vii)	Resigned on December 20, 2017.
(viii)	Appointed on December 20, 2017.
(ix)

Ms. Yang Yi Hua retired in September 2015, while still served as supervisor before December 20, 2017. Ms. Yang Yi Hua did not receive any remuneration for her service in the capacity of the supervisor of the Company since September 2015.

(x)	Mr. Wang Chang Shun was a non-executive director of the Company before December 20, 2017 and was appointed to be the executive director since December 20, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

61	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2019

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2019 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IFRS 3, Definition of a business	January 1, 2020
Amendments to IAS 1 and IAS 8, Definition of material	January 1, 2020

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.