Form 20-F
period 2020-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2021-04-28
CIK 1041668

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Mr. Xie Bing

Telephone: +86 20 86124462

E-mail: ir@csair.com

Fax: +86 20 86659040

Address: 68 QI XIN ROAD

GUANGZHOU, 510403

PEOPLE’S REPUBLIC OF CHINA

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary H Shares of par value RMB1.00 per share represented by American Depositary Shares	ZNH	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,054,157,546 A Shares of par value RMB1.00 per share and 4,275,144,849 H Shares of par value RMB1.00 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes                ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒  Yes    ☐  No

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

These risks and assumptions, in addition to those identified under Item 3, “Key Information—Risk Factors,” include:

•	general economic and business conditions in markets where our Company operates, including changes in interest rates;

•	the effects of competition on the demand for and price of our services;

•	natural phenomena;

•	the impact of unusual events on our business and operations, including COVID-19 and other pandemics, and the effect of governmental actions taken in response;

•	actions by government authorities, including changes in government regulations, and changes in CAAC’s regulatory policies;

•	our relationship with China Southern Air Holding Company Limited;

•	uncertainties associated with potential legal proceedings;

•	technological development;

•	our ability to attract key personnel and attract new talent;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans;

•	the availability of qualified flight personnel and airport facilities; and

•	misjudgments in the course of preparing forward-looking statements.

Our Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to our Company, our Group and persons acting on their behalf.

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, “we”, “us”, “our”, “the Company” and “our Company” refer to China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, our “Group” means our Company and our consolidated subsidiaries, and “CSAH” means China Southern Air Holding Company Limited, our Company’s parent company which directly and indirectly held 60.42% interest in our Company as of April 23, 2021.

References to “China” or the “PRC” are to the People’s Republic of China, excluding, for purpose of this Annual Report, Hong Kong, Macau and Taiwan. References to “Renminbi” or “RMB” are to the currency of China, references to “U.S. dollars”, “$” or “US$” are to the currency of the United States of America (the “U.S.” or “United States”), and references to “HK$” are to the currency of Hong Kong. References to the “Chinese government” are to the national government of China. References to “Hong Kong” or “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the PRC. References to “Macau” or “Macau SAR” are to the Macau Special Administrative Region of the PRC.

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

Solely for the convenience of the readers, this Annual Report contains conversions of certain Renminbi into U.S. dollars at the rate of US$1.00 = RMB6.5249, which was the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2020. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

GLOSSARY OF AIRLINE INDUSTRY TERMS

In this Annual Report, unless the context indicates otherwise, the following terms have the respective meanings set forth below.

Capacity

“available seat kilometers” or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

“available ton kilometers” or “ATK”	the tons of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown

Traffic

“revenue passenger kilometers” or “RPK”	i.e. passenger traffic volume, the number of passengers carried multiplied by the kilometers flown

“revenue ton kilometers” or “RTK”	i.e. total traffic volume, the load (passenger and cargo) in tons multiplied by the kilometers flown

“revenue ton kilometers-cargo” or “RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

“revenue ton kilometers-passenger”	the load for passenger in tons multiplied by the kilometers flown

“ton”	a metric ton, equivalent to 1,000 kilograms

Yield

“yield per RFTK”	revenue from cargo operations divided by RFTK

“yield per RPK”	revenue from passenger operations divided by RPK

“yield per RTK”	revenue from airline operations (passenger and cargo) divided by RTK

Cost

“operating cost per ATK”	operating expenses divided by ATK

Load Factors

“overall load factor”	RTK expressed as a percentage of ATK

“passenger load factor”	RPK expressed as a percentage of ASK

Utilization

“utilization rates”	flight hours that aircraft can service during specified time

Equipment

“expendables”	aircraft parts that are ordinarily used up and replaced with new parts

“rotables”	aircraft parts that are ordinarily repaired and reused

Others

“ADS”	American Depositary Share

“A Shares”	Shares issued by our Company to investors in the PRC for subscription in RMB, with par value of RMB1.00 each

“Board”	board of directors of the Company

“CAAC”	Civil Aviation Administration of China

“CAOSC”	China Aviation Oil Supplies Company

“CSAH”	China Southern Air Holding Company Limited

“CSRC”	China Securities Regulatory Commission

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Shares”	Shares issued by our Company, listed on The Stock Exchange of Hong Kong Limited and subscribed for and traded in Hong Kong dollars, with par value of RMB1.00 each

“Nan Lung”	Nan Lung Holding Limited (a wholly-owned subsidiary of CSAH)

“NDRC”	National Development and Reform Commission of China

“SAFE”	State Administration of Foreign Exchange of China

“SA Finance”	Southern Airlines Group Finance Company Limited

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“SEC”	United States Securities and Exchange Commission

“SPVs”	special purpose vehicles exclusively set up by the Company and its subsidiaries for leased aircraft

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.     SELECTED FINANCIAL DATA

The following tables present selected financial data for the five-year period ended December 31, 2020. The selected consolidated income statement data (other than ADS data) for the three-year period ended December 31, 2018, 2019 and 2020 and selected consolidated statement of financial position data as of December 31, 2019 and 2020 are derived from the audited consolidated financial statements of us, included elsewhere in this Annual Report. The selected consolidated income statement data (other than ADS data) for the years ended December 31, 2016 and 2017 and selected consolidated statement of financial position data as of December 31, 2016, 2017 and 2018 are derived from our audited consolidated financial statements that are not included in this Annual Report.

Moreover, the selected financial data should be read in conjunction with the rest of the Annual Report, including our audited consolidated financial statements together with accompanying notes and “Item 5. Operating and Financial Review and Prospects” which are included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRSs.

We have initially applied IFRS 16 on January 1, 2019 and IFRS 15 and IFRS 9 on January 1, 2018. According to the adopted transition plan, the comparative data has not been restated.

	Year ended December 31,
	2020 US$	2020 RMB	2019 RMB	2018 RMB	2017 RMB	2016 RMB
	(in million, except per share and per ADS data)
Consolidated Income Statement Data
Operating revenue	14,186	92,561	154,322	143,623	127,806	114,981
Operating expenses	(16,722)	(109,111)	(148,608)	(140,242)	(123,098)	(106,204)
Operating (loss)/profit	(1,818)	(11,864)	10,838	8,819	9,156	12,612
(Loss)/profit before income tax	(2,329)	(15,195)	4,055	4,364	8,874	7,661
(Loss)/profit for the year	(1,813)	(11,827)	3,084	3,364	6,898	5,898
(Loss)/profit attributable to:
Equity shareholders of our Company	(1,662)	(10,847)	2,640	2,895	5,961	5,044
Non-controlling interests	(150)	(980)	444	469	937	854
Basic and diluted (loss)/earnings per share	(0.12)	(0.77)	0.22	0.27	0.60	0.51
Basic and diluted (loss)/earnings per ADS (1)	(5.91)	(38.58)	10.76	13.50	30.03	25.69
Other Financial Data
Cash dividends declared per share	—	—	—	0.05	0.10	0.10

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

	As of December 31,
	2020 US$	2020 RMB	2019 RMB	2018 RMB	2017 RMB	2016 RMB
	(in million, except per share and per ADS data)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	3,896	25,419	1,849	6,928	6,826	4,152
Total current assets, excluding cash and cash equivalents	2,079	13,566	14,889	17,144	11,058	9,612
Property, plant and equipment, net	13,203	86,146	84,788	170,692	158,926	146,746
Right-of-use assets	23,152	151,065	153,211	—	—	—
Total assets	50,021	326,383	306,928	246,949	218,718	200,442
Current borrowings	6,146	40,099	37,543	38,741	27,568	26,746
Current portion of obligations under finance leases	—	—	—	9,555	8,341	8,695
Non-current borrowings	5,844	38,134	13,637	15,676	20,719	18,758
Obligations under finance leases, excluding current portion	—	—	—	62,666	59,583	53,527
Lease liabilities	18,577	121,213	134,074	—	—	—
Total equity	13,047	85,131	77,329	78,469	62,543	54,976
Number of shares (in million)	15,329	15,329	12,267	12,267	10,088	9,818

Selected Operating Data

The operating data and comparison below is calculated and disclosed in accordance with the statistical standards, which have been implemented by our Group since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2020	2019	2018	2017	2016
Capacity
ASK (million)	214,722	344,062	314,421	280,646	255,992
ATK (million)	33,892	46,434	42,728	38,332	34,980
Kilometers flown (thousand)	1,304,667	1,875,520	1,762,920	1,623,014	1,504,310
Hours flown (thousand)	2,077	2,951	2,773	2,567	2,375
Number of landing and take-offs	822,459	1,117,880	1,069,430	1,010,460	959,110
Traffic
RPK (million)	153,440	284,921	259,194	230,697	206,106
RTK (million)	20,805	32,625	30,334	27,321	24,387
Passengers carried (thousand)	96,856	151,632	139,885	126,299	114,619
Cargo and mail carried (tons)	1,460,825	1,763,560	1,732,280	1,672,162	1,612,550
Load Factors
Passenger load factor (RPK/ASK) (%)	71.5	82.8	82.4	82.2	80.5
Overall load factor (RTK/ATK) (%)	61.4	70.3	71.0	71.3	69.7
Yield
Yield per RPK (RMB)	0.46	0.49	0.49	0.49	0.50
Yield per RFTK (RMB)	2.27	1.27	1.33	1.30	1.16
Yield per RTK (RMB)	4.18	4.54	4.55	4.46	4.50
Fleet
- Boeing	469	467	460	407	372
- Airbus	383	375	354	321	304
- Others	15	20	26	26	26
Total aircraft in service at period end	867	862	840	754	702
Average daily utilization rate (hours per day)	7.02	9.96	9.73	9.79	9.53

B.     CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.     RISK FACTORS

Risks Relating to our Business

The outbreak and global spread of COVID-19 and the persistence of the resulting pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business.

An outbreak of a disease, a similar public health threat or a large-scale natural disaster that affects travel demand, travel behavior, or travel restrictions, could have a material adverse impact on our business, financial condition and operating results. In 2020, the outbreak and rapid spread of COVID-19 in China and worldwide, the persistence of the resulting pandemic, as well as the measures governments and private parties implemented to stem the spread of this pandemic, have had, and will continue to have, a material adverse effect on the demand for air travel in China and worldwide and consequently on our business, results of operations and financial condition.

•	The demand in air travel have decreased and may remain depressed due to the COVID-19 pandemic and the measures taken by governments around the world to contain the pandemic.

Following the onset of the COVID-19 pandemic in China in January 2020, the central and local governments of China implemented strict traveling restrictions, quarantines and advisories and “stay at home” orders which dissuaded or restricted air travel. During the first quarter and early second quarter of 2020, a significant number of employees in public and private sectors in China were instructed or advised to work from home and/or were otherwise dissuaded or restricted from air travelling. Business conventions and conferences, concerts and similar entertainment events were cancelled, and many popular tourist destinations were closed. As a result, the demand for domestic air travel declined at a rapid pace in China, which is our primary market. In March 2020, the World Health Organization declared COVID-19 as a global pandemic, and governments around the world started implementing various measures, including enhanced screenings, quarantine requirements, travel restrictions and border controls, in connection with the COVID-19 pandemic. On March 26, 2020, the CAAC placed restrictions on international flights from and to China and limited the number of international routes and flights each airline in China could operate. Governments of many countries that are markets for our business placed similar restrictions, some of which are still effective as of the date of this Annual Report. Due to these measures, the international travel demands reduced significantly from the second quarter of 2020 and remained depressed, which in turn had a significant adverse impact on our international route business. As a result of such reduced demand of domestic and international air travel, our revenues, results of operations and financial condition of 2020 were materially adversely affected.

The Group’s RTK for the year ended December 31, 2020 decreased by 36.23% as compared to 2019. In 2020, total passenger capacity (measured by ASK) and RPK of the Company decreased by 37.59% and 46.15%, respectively, as compared to last year. Passenger capacity and RPK for international routes decreased by 80.63% and 84.88%, respectively, as compared to last year. Revenue per seat kilometer also reduced significantly. As a result, the Company recorded a loss in the operating results for the year of 2020.

•	The mitigation measures we implemented or may consider in the future in response to the pandemic may have negative consequences with respect to our business and operations.

In response to the adverse changes in operational environment caused by the outbreak of the COVID-19 pandemic, we have taken steps to mitigate the effects on our business, which themselves may have negative consequences with respect to our business and operations. In 2020, we implemented various measures to adjust our operational capacity, which included negotiating with aircraft manufacturers to explore the possibility of postponing the delivery of new aircraft, seizing market opportunities to adopt various measures to increase passenger and freight revenue, strengthening our cost control and actively seeking policy support from the government. In addition, we intensified our efforts to fully implement precautionary measures, including conducting in-flight checks of passengers’ body temperature and disinfection of aircraft, in accordance with rules and guidelines issued by relevant government authorities, in order to prevent the potential spread of COVID-19 through flights, contact points and passengers. Those precautionary measures increased our operational cost. Furthermore, we have waived air travel booking change fees and cancellation fees chargeable to customers to a broad extent in accordance with government requirements, which have negatively affected our revenues. The mitigation and cost-saving measures that we implemented in 2020, or may consider in the future, have not made up, and may not in the future make up for our revenue loss as a result of the decreased ticket sales due to the pandemic.

•	The overall situation of the pandemic remains fluid and it is difficult to predict the duration and development of the pandemic as well as other potential impact it may have on our business.

Since the second quarter of 2020, certain of the abovementioned travel restrictions were eased in some places, especially in China, where the pandemic is under effective control, and the demand for air travel has been gradually increasing but has not returned to the pre-pandemic level. The ongoing pandemic, including resurgences of COVID-19 in various regions and the appearance of new variants of the virus, has resulted, and may continue to result, in the reinstitution of the restrictions that were eased. As of the date of this Annual Report, the pandemic has been effectively controlled in China. With several effective vaccines for COVID-19 approved in China and worldwide and plans for vaccinations rolling out in several countries, the pandemic control overseas has also showed a positive trend. However, at this time, we are not able to predict the exact timing and pace of the recovery of the demand for air travel, as it is uncertain how long conditions related to the pandemic will persist, when effective vaccines will be broadly available and vaccination will be widespread globally, when travel advisories and restrictions will be completely lifted, what additional measures may be introduced by governments or private parties and what effect any such additional measures may have on air travel and our business. The overall situation remains fluid, and it is impossible to predict the timing of future material developments and whether they will occur in the near, medium or long term. Depending on the duration of the pandemic, such negative developments may occur over the entirety of the pandemic.

It is also uncertain the extent to which the COVID-19 pandemic may result in permanent changes to our customers’ behavior and perception of travel, including a permanent reduction in business travel as a result of increased usage of “virtual” meetings and “teleconferencing” products and more broadly, a general reluctance to travel due to the precautionary measures implemented for air traveling, such as body temperature checking, face covering and quarantine requirements. The widespread consumer confidence in air travel may not return until large-scale vaccination has occurred, and a change in customer’s behavior and perception of travel as mentioned above could have a material impact on our business.

As discussed above, the extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments which are highly uncertain and cannot be predicted at this time. In addition, an outbreak of another disease or similar public health threat that affects travel demand, travel behavior or travel restrictions could result in additional adverse impact on our business, financial condition and operating results.

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADSs, H Shares and A Shares.

CSAH, an entity wholly-owned by the Chinese government, directly and indirectly held and exercised the rights of ownership of 60.42% of our equity stake as of April 23, 2021. The interests of the Chinese government in us and in other Chinese airlines could conflict with the interests of the holders of the ADSs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry could also conflict with its indirect ownership interest in us. In addition, subject to the approval of our shareholder, we may accept further capital injections from CSAH through non-public subscriptions from time to time to fulfill capital needs in our business operation or business development, which may dilute the stakes of other holders of ADSs, H Shares and A Shares. On April 15, 2020, a total number of 608,695,652 of H Shares were issued at HK$5.75 per share to Nan Lung, a wholly-owned subsidiary of CSAH, and on June 17, 2020, a total number of 2,453,434,457 A Shares were issued at RMB5.21 per share to CSAH. After these two issuances, CSAH’s interest in our Company, held directly or indirectly through Nan Lung, has been increased from 50.54% to 60.42%.

Due to a high degree of operating leverage and high fixed costs, a decrease in our revenue could result in a disproportionately higher decrease in our profit.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenue generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenue could result in a disproportionately higher decrease in our profit.

The results of our operations are also significantly exposed to fluctuations in foreign exchange rates.

As we have substantial liabilities denominated in foreign currencies, our results of operations are significantly affected by fluctuations in foreign exchange rates, particularly fluctuations in the Renminbi-U.S. dollar exchange rate. Net exchange gain of RMB3,485 million was recorded in 2020, as compared with a net exchange loss of RMB1,477 million in 2019. Net exchange gain was primarily attributable to the exchange difference arising from the translation of lease liabilities and borrowing balances denominated in USD resulting from the appreciation of RMB against USD.

We have significant committed capital expenditures in the next three years, and may face challenges and difficulties in maintaining our liquidity.

We have, and will continue to have a substantial amount of debt, lease and other liabilities in the future. As of December 31, 2020, our current liabilities exceeded our current assets by RMB56,696 million. We generated net cash inflow from operating activities of RMB31,175 million and RMB2,698 million for the years ended December 31, 2019 and 2020, respectively. However, our substantial indebtedness and other liabilities may negatively impact our liquidity in the future. In addition, we have significant committed capital expenditures in the next three years, mainly due to aircraft acquisition. In 2020 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflow from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors, such as increased competition, significantly reduced demand for our services, or significantly increased jet fuel prices, our liquidity would be materially and adversely affected. Moreover, we may not be able to meet our debt obligations as they fall due and commit further capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2020, we had committed banking facilities with several PRC commercial banks for providing loan financing up to approximately RMB315,452 million, of which approximately RMB228,188 million was unutilized. Our directors believe that sufficient financing will be available to our Group when needed. However there can be no assurance that such loan financing will be available on terms acceptable to our Group or at all.

Further, our US dollar-denominated lease liabilities bear interest at fluctuating interest rates, primarily based on the London interbank offered rate (LIBOR). LIBOR tends to fluctuate based on general short-term interest rates, rates set by the U.S. Federal Reserve and other central banks, the supply of and demand for credit in the London interbank market and general economic conditions. We have entered into interest rate swaps and cross currency swaps to mitigate our interest rate risk. However, our interest expense for any particular period may still fluctuate based on LIBOR and other variable interest rates. To the extent the interest rates applicable to our floating rate debt significantly increase, our interest expense may increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected.

On July 27, 2017, the U.K. Financial Conduct Authority (the authority that regulates LIBOR), or FCA, announced that it intended to stop compelling banks to submit rates for the calculation of LIBOR after 2021. On March 5, 2021, FCA in an announcement formally confirmed that all LIBOR settings will either cease to be provided by any administrator or no longer be representative after 2021. The announced timeline for the cessation of US dollar LIBOR settings are (i) immediately after December 31, 2021, in the case of the 1-week and 2-month U.S. dollar settings; and (ii) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. To mitigate the possible impact of this change, various regulators have proposed alternative reference rates. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. On August 16, 2019, the People’s Bank of China announced a plan to improve and reform the loan prime rate (LPR) mechanism, which requires banks to adopt interest rates based on the LPR for the newly issued loans from the date of the announcement. In December 2019, the People’s Bank of China issued another announcement which requires that, starting from March 1, 2020, financial institutions should negotiate with their clients who have outstanding floating interest rate loans to replace the existing interest rates of such loans which are based on the benchmark lending rates to interest rates based on the LPRs. Such negotiation and replacement is required to be completed before August 31, 2020. While the intention of such plan is to reduce borrowing costs by better reflecting market changes on interest rates, it is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the PRC, the United States or elsewhere. See also the discussion of interest rate risk in Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk –“Interest Rate Risk.”

CSAH will continue to be our controlling shareholder, and our interests may conflict with those of CSAH. CSAH and certain of its affiliates will continue to provide certain important services to our Group. Any disruption of the provision of services by CSAH or its affiliates could affect our operations and financial condition.

CSAH will continue to be our controlling shareholder. CSAH and certain of its affiliates will continue to provide certain important services to us, including advertising services, property management services, leasing of properties and aircraft and financial services. The interests of CSAH may conflict with those of our Group. In addition, any disruption of the provision of services by CSAH’s affiliates or a default of CSAH on its obligations owed to our Group could affect our operations and financial condition. In particular, as part of our cash management system, subject to the approval of our independent shareholders (being shareholders other than CSAH or an affiliate of CSAH), we periodically place certain amount of demand deposits with SA Finance, a PRC authorized financial institution controlled by CSAH. We have taken certain measures to monitor the fund flows between us and SA Finance and the placement of funds by SA Finance. Such monitoring measures may help to keep our deposits with SA Finance safe. In addition, we have received a letter of undertakings from CSAH dated March 31, 2009, in which, among other things, CSAH warranted that our deposits and loans with SA Finance were secure and that SA Finance would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with SA Finance’s business over which we do not have control. As of December 31, 2019 and 2020, we had deposits of RMB711 million and RMB9,092 million, respectively, with SA Finance.

Unfavorable economic conditions, in China and globally, could affect the demand for air travel.

Our business and results of operations are affected by general factors affecting the industry that we operate in. Such general factors include, but are not limited to, China’s overall economic growth, changing government policies and the demand for air travel. In addition, the airline industry is highly cyclical, and the level of demand for air travel is affected by the global and domestic economic conditions. The Chinese economy has slowed down in recent years compared to the previous decade, and this trend is likely to continue. In particular, the outbreak of the COVID-19 pandemic since January 2020 has adversely affected the economic conditions in China and globally and disrupted air travel. We expect such adverse impact will continue in 2021. See “Item 3. Key Information – Risk Factors – The outbreak and global spread of COVID-19 and the persistence of the resulting pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business”. During periods of unfavorable or volatile economic conditions, demand for air travel can be impacted as business and leisure travelers choose not to travel, seek alternative forms of transportation for short trips or conduct business through videoconferencing. Long-term unfavorable economic conditions would reduce the demand of air travel and adversely affect our business, financial condition and results of operations. Chinese macroeconomic controls, such as financing adjustments, credit adjustments, taxation policies, price controls and exchange rate policies would also present unexpected changes to the aviation industry, which may in turn adversely affect our business, financial condition and results of operations.

The global macroeconomic environment is also facing challenges. In 2018 and 2019, the global economy generally continued to recover, yet with the emergence of trade protectionism, the growth of the global economy has slowed down. The outbreak of COVID-19 pandemic in 2020 also had an adverse impact on global economic growth. If the global macroeconomic environment worsens, or trade disputes and conflicts continue, the demand of international travel may decrease, and our operations and financial condition may be materially and adversely affected.

Furthermore, the exit of the United Kingdom, or UK, from the Europe Union, or EU, brings uncertainties to the regional economy of Europe and the airline businesses in UK and Europe. On January 31, 2020, UK formally withdrew from the EU, and entered into the transition period commencing on February 1, 2020 and ending on December 31, 2020. On December 24, 2020, UK and EU agreed on the EU-UK Trade and Cooperation Agreement, or the TCA, which has been effective from January 1, 2020 and covers a broad range of subjects, including air transport and aviation safety. As of the date of this Annual Report, because the existing bilateral air service agreement between UK and China governing the traffic rights continues to apply, the implementation of the TCA had not had a material impact on our business, but the long term impact of the TCA remains unclear. We cannot guarantee the exit of the UK from EU will not have a negative impact on our operations, financial condition and results of operations in the future.

Lack of adequate documentation for land use rights and ownership of buildings may subject us to challenges and claims by third parties.

Although China has established a system for registration and transfer of land use rights and real property related rights, some of those rights can not be registered in such system due to historical reasons. We lease certain properties and buildings, which are located in Guangzhou, Wuhan, Haikou and other PRC cities from CSAH. However, CSAH lacks adequate documentation evidencing CSAH’s rights to such land and buildings, and, consequently, the lease agreements between CSAH and us for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable against a third party. Lack of adequate documentation for land use rights and ownership of buildings may subject us to challenges and claims by third parties with respect to our use of such land and buildings.

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

The restrictions on direct flights between Taiwan and Mainland China have been loosened since 2008, but there have been no further negotiations on the expansion of such arrangement between Taiwan and Mainland China since mid-2016. We were the first Chinese carrier to operate non-stop flights between Mainland China and Taiwan and have benefited from the operation of such flights. However, given the cross-Strait flight arrangement is subject to the political relationship between Taiwan and Mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement, and lead to a material adverse impact on our results of operations.

Furthermore, the travel restrictions and restrictions on regional flights issued by Mainland China and Taiwan to control the spread of the COVID-19 pandemic also resulted in a decrease of the number of cross-Strait direct passenger flights per week, from 28 as of December 31, 2019 to seven as of December 31, 2020. If the impact of the COVID-19 pandemic continues, the direct flight arrangement between Mainland China and Taiwan could be materially and adversely affected.

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could adversely affect us and the airline industry. The travel industry continues to face on-going security concerns and cost burdens.

The aviation industry has been beset with high-profile terrorist attacks, most notably the terrorist attack on September 11, 2001 in the United States. Terrorist attacks could also affect the aviation industry in China. Airlines in China have experienced several incidents of terrorist attacks or threats. For example, on March 7, 2008, on a China Southern Airlines flight boarding in Urumqi, crew members discovered a terrorist suspect. On July 14, 2010, a passenger jet en route from Urumqi to Guangzhou was forced to make an emergency landing after receiving an anonymous call claiming there was a bomb on the aircraft. On June 29, 2012, there was an attempted hijacking on a passenger flight operated by Tianjin Airlines between Hotan and Urumqi in China’s Xinjiang region. CAAC has enhanced security measures to prevent potential threats of terrorist attacks. Terrorist attacks, even if not made on or targeted directly at the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings, travel restrictions, or selective cancellation or redirection of flights), could materially and adversely affect us and the aviation industry. Terrorist attacks may result in substantial flight disruption costs caused by grounding of fleet, significant increase in security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significant decrease in traffic measured in revenue passenger kilometers. Additionally, increasingly strict security measures may cause inconvenience to passengers. These factors can have an uncertain impact on the development of the aviation industry and our business.

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

On March 11, 2019, the CAAC issued the notice “CAAC Requesting Domestic Transportation Airlines to Suspend the Commercial Operation of the Boeing 737-8 Aircraft”, requiring domestic airlines to suspend the commercial operations of the Boeing 737-8 Aircraft, which is one of the models of Boeing 737 Max series aircraft. On March 13, 2019, the Federal Aviation Administration of the United States issued an emergency order prohibiting the operation of Boeing 737 Max series aircraft by U.S. certificated operators. By late March 2019, all 737 Max aircraft were grounded worldwide. As of December 31, 2020, we owned 34 Boeing 737 Max aircraft and had suspended their commercial operations in accordance with the requirements of the CAAC. As of the date of this Annual Report, the grounding of Boeing 737 Max fleet was lifted in several countries, including the U.S., EU, Canada, Brazil and Mexico, but was still in effect in China. We have incurred costs in connection with the grounding of our Boeing 737 Max fleet, as well as experienced delayed deliveries of 737 Max aircraft. The long-term operational and financial impact of this grounding is uncertain and could adversely affect our results of operations and financial condition depending on a number of factors, including, among others, the period of time of unavailability, the availability of replacement aircraft, to the extent needed, and the circumstances of any reintroduction of the grounded aircraft to service.

We have filed claims for compensation for our financial damages related to the grounding of our Boeing 737 Max fleet against the Boeing Company. However, as of the date of this Annual Report, we have not agreed to any settlement, and the amount, nature and timing of any settlement with Boeing remains uncertain. If we are unable to pass on the costs or recover the losses incurred in connection with the grounding of Boeing 737 Max fleet, our financial condition and our results of operations may be negatively affected.

We could be adversely affected by a failure or disruption of our computer, communications or other technology systems.

We are increasingly dependent on technology to operate our business. To enhance our management of flight operations, we have launched and continued optimizing a new computer system to manage the whole flight operation process. The system utilizes advanced computer and telecommunications technology to manage our flights on a centralized, real-time basis. We believe that the system will enhance the efficiency of flight schedule, increase the utilization of aircraft and improve the coordination of our aircraft maintenance and ground servicing functions. Although we have designed and implemented a variety of security measures and backup plans to prevent or limit the effect of failure, the computer and communications systems on which we rely may be vulnerable to substantial or repeated disruptions due to various factors, some of which are beyond our control, including natural disasters, power failures, terrorist attacks, equipment or software failures and computer viruses and hackers. We cannot assure that the measures we have taken to reduce the risk of some of these potential disruptions are adequate to prevent disruptions to or failures of these systems. Any substantial or repeated failure of those systems could adversely affect our operations and customer services, and result in the loss of important data, loss of revenue and increased costs. Moreover, a failure of our vital systems could limit our ability to operate our flights for an extended period of time, which could have a material adverse effect on our operations and business.

Evolving data security and privacy requirements could increase our costs, and any significant data security incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition.

Our business requires the secure processing and storage of sensitive information relating to our customers, employees, business partners and others. However, like any global enterprise operating in today’s digital business environment, we are subject to threats to the security of our networks and data, including threats potentially involving criminal hackers, hacktivists, state-sponsored actors, corporate espionage, employee malfeasance, and human or technological error. These threats continue to increase as the frequency, intensity and sophistication of attempted attacks and intrusions increase around the world, and the increase in work-from-home arrangements in general since the onset of the COVID-19 pandemic may also increase these risks. We were the target of cybersecurity attacks in the past and expect that we will continue to be in the future.

Furthermore, in response to these threats, there has been heightened legislative and regulatory focus on data privacy and cybersecurity in China, the U.S. and elsewhere, particularly with respect to critical infrastructure providers, including those in the transportation sector. As a result, we must comply with a growing and fast-evolving set of legal requirements in this area, including substantive cybersecurity standards as well as requirements for notifying regulators and affected individuals in the event of a data security incident. This regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks.

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

U.S. Holders will be subject to adverse tax consequences if we are considered to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. We believe that we were not a PFIC for the taxable year 2020. However, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC, and no assurances can be given that we will not become a PFIC at some point in the future. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules.

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

If we were a PFIC, we would generally be subject to additional taxes and interest charges on certain “excess distributions” our Company makes regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution”. An “excess distribution” would be either (1) the excess amount of a distribution with respect to ADSs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADSs, or (2) 100% of the gain from the disposition of ADSs. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10, “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company”.

We may be unable to retain senior management team or other key employees.

We are dependent to a large extent on the experience and industry knowledge of our senior management team and other key employees and we cannot assure that we will be able to retain them. As of the date of this Annual Report, we do not carry key personnel insurance for any of these personnel. We compete to attract and retain these key personnel with other airlines, some of which may offer better compensation arrangements. Furthermore, the negative impact of COVID-19 pandemic on the airline industry has made it more challenging for us to compete to attract and retain these key personnel with companies in other industries. Although we have not had difficulty in attracting and retaining qualified key personnel in the past, we cannot guarantee that this will continue to be the case. Any inability to attract and retain talented and highly qualified senior management team or other key employees, could have a negative impact on us.

Risks Relating to the Chinese Commercial Aviation Industry

Our business is subject to extensive government regulations.

The Chinese commercial aviation industry is subject to extensive regulatory and legal oversight. The CAAC issues and implements several regulations and policies, which encompass substantially all aspects of the Chinese commercial aviation industry, such as the approval of route allocation, the administration of certain airport operations, air traffic control and pilot flight time limitations. In 2020, in order to stem the spread of the COVID-19 pandemic, CAAC issued various guidance, orders and notices with regard to the implementation of precautionary measures in airline operations, including cleaning and sanitizing procedures, face-covering and social distancing requirements and measures for reducing physical touch points. In addition, in response to the challenges faced by the Chinese commercial aviation industry due to the COIVD-19 pandemic, CAAC also issued several policies to support Chinese airlines, including reduction or waiver of certain fees, funding support in respect of infrastructures, and simplification of certain approval procedures. Starting from April 1, 2021, the Ministry of Finance reduced airlines’ contributions to the Civil Aviation Development Fund by 20%, on top of the 50% reduction that was implemented in July 2019. Since December 1, 2020, CAAC and NDRC further expanded the scope of routes to which a market-oriented pricing policy may apply, with an additional 370 routes are covered by such expansion. The CAAC continues to implement extensive legal oversight and supervision on the commercial aviation industry, and as a result, we may face significant constraints on our flexibility and ability to conduct our business or maximize our profitability.

Our results of operations may be negatively impacted by any jet fuel shortages or any fluctuation in domestic prices for jet fuel.

The availability and cost of jet fuel have a significant impact on our financial condition and results of operations. Prior to 1993, jet fuel shortages regularly occurred in China, as a result of which we had to cancel or delay flights. Although we have not experienced jet fuel shortages since 1993, we cannot assure that such shortages would not occur again, and if such a shortage occurs and causes us to delay or cancel flights, our reputation among passengers as well as our operations may suffer.

Domestic price for jet fuel has experienced fluctuations in the past few years and may continue to fluctuate in the future due to various factors. In 2020, our jet fuel cost accounted for 50.07% of our flight operation expenses. Therefore, any fluctuation in the fuel price may affect our financial performance due to our sensitivity to fuel prices. For more information on the jet fuel prices, please see “Item 4, Information on the Company—Business Overview—Jet Fuel” section below for further discussion.

In 2020, a reasonable possible increase or decrease of 10% in average jet fuel prices with the volume of fuel consumed and all other variables held constant, would have increased or decreased our annual fuel costs by approximately RMB1,880 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

Our profit for the year may suffer from unexpected volatility caused by any fluctuation in the level of fuel surcharges.

The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demands as well as our ability to generate profits. On January 14, 2009, the NDRC and the CAAC jointly announced that the collection of passenger fuel surcharges for domestic routes should be suspended from January 15, 2009 and onwards. Subsequently, in response to the increase in international fuel prices, the NDRC and CAAC issued a notice on November 11, 2009 to introduce a new pricing mechanism of fuel surcharges that linked it with airlines’ jet fuel costs, which was further adjusted subsequently. On October 14, 2011, the NDRC and the CAAC issued a notice to adjust such pricing mechanism. As a result of this adjustment, the maximum rates for fuel surcharges can be adjusted according to the pricing mechanism of fuel surcharges, if the aggregated change in jet fuel costs exceeds RMB250 per ton. Due to the decrease in the jet fuel cost, the fuel surcharges were suspended since February 5, 2015. In March 2015, the NDRC and the CAAC issued the “Notice on Adjusting the Base Oil Price of the Passenger Transportation Fuel Addition and Aviation Kerosene Price Linkage Mechanism of Civil Aviation Domestic Routes”, pursuant to which, when the domestic aviation kerosene comprehensive procurement cost exceeds RMB5,000 per ton, an air transport enterprise can collect fuel surcharge according to the linkage mechanism. In accordance with the above regulations, we adjusted the fuel surcharges for domestic routes from June 5, 2018 (the date of issue), and, as a result, each passenger was charged RMB10 for domestic flight segments (including domestic segments of international routes) under 800 kilometers, 800 kilometers and above 800 kilometers. The fuel surcharges for domestic routes were suspended after January 5, 2019. We cannot guarantee that fuel surcharges would not be adjusted further in the future or adjusted in our favor. If fuel surcharges are not adjusted in correspondence to the increase in jet fuel, our profit for the year may be materially adversely affected.

Our results of operations tend to be volatile and fluctuate due to seasonality.

The aviation industry is characterized by annual high and low travel seasons. Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second half of the year than in the first half of the year due to the greater demand for air travel during the summer months, although such difference is less notable in 2020 as the traditional seasonal travel pattern were affected by the COVID-19 pandemic. As a result, our results tend to be volatile and subject to rapid and unexpected change.

Our operations may be adversely affected by insufficient aviation infrastructure in the Chinese commercial aviation industry.

The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese commercial aviation industry, including China’s air traffic control system, the availability of qualified flight personnel and airport facilities. Airlines, such as our Company, which have route networks that emphasize short- to medium-haul routes, are generally more affected by insufficient aviation infrastructure in terms of on-time performance and high operating costs due to fuel inefficiencies resulting from the relatively short segments flown, as well as the relatively high proportion of time on the ground during turnaround. All of these factors may adversely affect the perception of the service provided by an airline and, consequently, the airline’s operating results. In recent years, the CAAC placed increasingly emphasis on the safety of Chinese airline operations and implemented measures aimed at improving the safety record of the industry. Our ability to increase utilization rates and to provide safe and efficient air transportation in the future will depend in part on factors such as the improvement of national air traffic control, navigation systems and ground control operations at Chinese airports, which are beyond our control.

In 2020, the Company completed the transit of all flights in our previous Beijing hub, Beijing Capital International Airport, or Beijing Airport, to Beijing Daxing International Airport, or Daxing Airport. Because Daxing Airport is farther from the urban area of Beijing than Beijing Airport and longer commute time is therefore required between the airport and the city, we had to lower ticket prices to attract passengers to take our flights from the Daxing Airport in 2020. This measure may have adverse effect on our operating revenue and profits if we have to continue offering lower price in the future.

We face increasingly intense competition in both domestic and international markets, which may materially and adversely affect our business.

Competition has become increasingly intense in recent years in our domestic market, due to relaxation of certain regulations by the CAAC and increase in the capacity, routes and flights of Chinese airlines, as well as other factors. In 2020, the COVID-19 pandemic has intensified such competition in the domestic market as significant amount of international routes capacity were transferred to domestic routes and led to imbalance in the supply-demand in the domestic market.

We face varying degrees of competition on regional routes from certain Chinese airlines as well as Cathay Pacific and Air Macau, and on our international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater brand recognition than us. Many of our international competitors have larger sales networks, participate in more comprehensive and convenient reservation systems, or engage in more promotional activities, which may enhance their ability to attract international passengers.

In addition, our business is relatively more focused on the domestic market compared to some of our major Chinese competitors, such as Air China Limited, or Air China. So far, as the COVID-19 pandemic has been better contained in China than in other countries worldwide, our competitiveness among major Chinese airlines has not been significantly impacted due to the pandemic, as compared to those airlines with greater international operations. However, if in the future the domestic market became more negatively impacted due to the pandemic than the international market, our business may be subject to more adverse effects comparing to our competitors, and subsequently our competitiveness may be adversely affected.

We expect to face substantial competition from alternative means of transportation, especially as a result of the rapid development of the Chinese rail network.

For short-distance transportation, airplanes, trains and buses are alternatives to each other. Given the recent rapid development of high-speed trains, the construction of nationwide high-speed railway network and the improvement of inter-city expressway network, the commercial aviation sector as a whole faces increasing competition from those alternative means of transportation.

The PRC government is aggressively expanding its high-speed rail network. The mileage of new railway lines put into operation in 2020 reached about 7,000 kilometers. As of December 31, 2020, China’s railway traffic mileage reached 146,300 kilometers, among which 37,900 kilometers were covered by high-speed railway, accounting for more than 60% of the world’s total high-speed railway traffic mileage. According to the latest development goal of the China Railway, China’s railway traffic mileage will reach 200,000 kilometers by 2025, among which 70,000 kilometers will be covered by high-speed railway. The operating results of our air routes that are overlapping with the high-speed railway corridors (especially air routes with a distance of less than 800 kilometers), will be affected in the future.

Limitations on foreign ownership of Chinese airlines may affect our access to funding in the international equity capital markets.

The current Chinese government policies limit foreign ownership of Chinese airlines. Under these policies, non-PRC, Hong Kong, Macau, Taiwan residents can only hold up to 49% of equity interest in a Chinese airline. As of April 23, 2021, we estimated that no more than 31.39% of our total outstanding ordinary shares were held by non-PRC, Hong Kong, Macau and Taiwan residents. According to The Provisions on Domestic Investment in Civil Aviation Industry, effective on January 19, 2018, Chinese government has loosened restrictions on state ownership of our total outstanding ordinary shares, which allows the percentage of state-owned shares to be under 50%. However, for so long as the limitation on foreign ownership is in force, we will have limited access to funding in the international equity capital markets.

The European Emissions Trading Scheme may increase our operational cost.

Starting on January 1, 2012, aviation sector has been included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of greenhouse gas emissions. Airline operators in the EU has received tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB100 million) worth of CO2 emissions allowances from other greener industries. Pursuant to this policy, Chinese airlines having flight points in Europe undertake the same carbon emission reductions obligation as the European local airlines, which will result in a significant increase in the operating cost of Chinese airlines in Europe, including our Company, and further have an adverse impact on the results of operations and financial condition. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant Chinese government authorities, the major airlines are prohibited from joining EU-ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items under this reason. On November 12, 2012, the EU announced it was temporarily suspending the implementation of the ETS in the aviation sector in 2013 in order to forge a positive negotiation environment for all parties. In November 2014, CAAC issued a notification on the ETS. The notification provided that CAAC would not prohibit Chinese airlines to take part in the ETS if the relevant flights take off and land between the airports within the EU during 2012 and 2016. We have operated few flights between airports within the EU since 2012, and expect to operate few flights between airports within the EU in the future. Therefore, we submitted emission reports and paid the quota between 2012 and 2016 for our flights between airports within the EU. In April 2015, our Company completed submission of emissions reports for the years 2012 to 2014 and fulfilled our obligations under the ETS. In 2016, our Company finished year 2015 compliance cycle. On year 2017-2018 compliance cycle, our Company had been in compliance with the requirements of relevant PRC laws and the ETS. During the reporting period, the Company’s efforts on environmental protection included pushing forward the building of an ecological environment protection and energy management system, reducing energy and resource consumption and strengthening carbon trading management. The Company completed the compliance work on 2019 EU carbon trading and Guangdong carbon trading as scheduled, and sold 695,000 tonnes of Guangdong carbon quota accumulated over the years due to the improvement of flight emission efficiency through public auctions. However, there can be no assurance that the ETS will not have negative impact on our financial condition and result of operations.

We may utilize fuel hedging arrangements which may result in losses.

We may hedge a portion of our future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. While we have not entered into any fuel hedging transactions during the year ended December 31, 2019, we entered into fuel hedging contracts in March and April 2020. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, while we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs.

Risks Relating to the PRC

We have significant exposure to foreign currency risk as part of our lease liabilities are denominated in foreign currencies. Due to rigid foreign exchange control by Chinese government, we may face difficulties in obtaining sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

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

Our Company and our major subsidiaries are organized under the laws of China. The Chinese legal system is based on written statutes and is a system, unlike common law systems, in which decided legal cases have little precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investments, commerce, taxation and trade. These laws, regulations and legal requirements are relatively recent, and, like other laws, regulations and legal requirements in China (including with respect to the commercial aviation industry), their interpretation and enforcement involve significant uncertainties.

The enactment of the Holding Foreign Companies Accountable Act may result in enhanced disclosure requirements for us and our delisting from the NYSE and deregistration from the SEC.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was signed into law. The HFCAA requires the SEC to identify each issuer trading on U.S. exchanges that has retained a registered public accounting firm to issue an audit report where the firm has a branch or office located in a foreign jurisdiction, and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Registrants so identified, or Identified Issuers, are required to submit documentation to the SEC that establishes that they are not owned or controlled by a governmental entity in that foreign jurisdiction. In addition, if the registrant is determined to be an Identified Issuer for three consecutive years, it will be delisted from U.S. exchanges and its securities will be prohibited from trading in the United States. Identified Issuers that are foreign issuers will also be subject to enhanced disclosure requirements, including disclosure on government ownership or control of the issuer, the name of each official of the Chinese Communist Party who is a member of the issuer’s board of directors, and whether the issuer’s articles of incorporation contain any charter of the Chinese Communist Party.

On March 24, 2021, the SEC adopted interim final amendments to implement the disclosure and submission requirements of the HFCAA. A registrant will not be required to comply with theses interim final amendments until it has been identified by the SEC as an Identified Issuer. As of the date of this annual report, the SEC has not issued rules to establish the process for identifying such an Identified Issuer and to address the implementation of the trading prohibitions in the HFCAA. The SEC is also seeking public comments on the interim final amendments. It remains unclear when the SEC will release rules regarding the identification process and the implementation of the trading prohibitions or whether the SEC will issue any further rules to amend the interim final amendments.

The enactment of the HFCAA and any additional implementation rules may have a material adverse impact on the stock performance of China-based issuers listed in the United States, including causing investor uncertainty for affected issuers, including us, and affecting the market price of our ADSs. In addition, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be identified by the SEC pursuant to the HFCAA and if so, we will be subject to enhanced disclosure requirements and may face delisting from the NYSE and deregistration form the SEC.

Holders of H Shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A Shares only through arbitration in Hong Kong or China.

In accordance with the rules applicable to Chinese overseas listed companies, our articles of association provide that, with certain limited exceptions, all disputes or claims based on our articles of association, PRC company law or other relevant laws or administrative rules, and concerning matters between holders of H Shares and ADSs and holders of A Shares, us, or our directors, supervisors, president, vice presidents or other senior officers, must be submitted for arbitration at either the China International Economic and Trade Arbitration Commission or the Hong Kong International Arbitration Center. If an applicant chooses to have the dispute arbitrated at the Hong Kong International Arbitration Center, either party may request that the venue be changed to Shenzhen, a city in China near Hong Kong. The governing law for any such disputes or claims is Chinese law, unless Chinese law itself provides otherwise. Pursuant to an arrangement of mutual enforcement of arbitration awards between the PRC courts and the Hong Kong courts, Hong Kong arbitration awards are enforceable in China, subject to the satisfaction of certain legal requirements. However, due to the limited number of actions that have been brought in China by holders of shares issued by a Chinese company to enforce an arbitral award, we are uncertain as to the outcome of any action brought in China to enforce a Hong Kong arbitral award made in favor of holders of H Shares and ADSs.

PRC laws differ from the laws in the United States and may afford less protection to our minority shareholders.

Although Chinese company law provides that shareholders of a Chinese company may, under certain circumstances, sue the company’s directors, supervisors and senior management in the interests of the company, limited detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally uncommon in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of the interests of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H Shares, may not be varied without a resolution approved by holders of shares in the affected class holding no less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely have to be resolved by arbitration. See “—Holders of H Shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A Shares only through arbitration in Hong Kong or China”.

The PRC tax law may have negative tax impact on holders of our H Shares or ADSs, by requiring the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise.

The current tax law generally provides for a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

Caishui Notice [2014] No. 81 provides that for dividends derived by Mainland individual investors from investing in H Shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect, H-Share companies shall apply to the China Securities Depository and Clearing Corporation Limited (CSDC) to obtain and CSDC shall provide the list of Mainland individual investors to H-Share companies who shall withhold individual income tax at a tax rate of 20%. For Mainland securities investment funds investing in shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect, the above rules shall also apply and individual income tax shall be levied on dividends derived therefrom.

Caishui Notice [2014] No. 81 further provides that “dividends derived by Mainland enterprise investors from investing in shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect shall be included in their gross income and subject to enterprise income tax. For dividends derived by Mainland enterprises where the relevant H Shares have been continuously held for no less than 12 months, enterprise income tax may be exempt according to the tax law. H-Share companies listed on the Hong Kong Stock Exchange shall apply to CSDC to obtain the list of Mainland enterprise investors from CSDC. H-Share companies are not required to withhold income tax on dividends to Mainland enterprise investors which shall report the income and make the tax payment by themselves.”

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on U.S. or other foreign laws against us, our management and some of the experts named in the annual report.

We are a company incorporated under the laws of China, and substantially all of our assets are located in China. In addition, most of our directors, supervisors, executive officers and some of the experts named in this Annual Report reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, supervisors or executive officers or some of the experts named in this annual report, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Our PRC legal counsel has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. Our Hong Kong legal adviser has also advised us that Hong Kong has no statutory arrangement for the reciprocal enforcement of judgments with the United States although it may be possible for a civil action to be brought in Hong Kong based on a monetary judgment of the courts of the United States. As a result, recognition and enforcement in China or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in the PRC against us, our directors, supervisors, executive officers or the experts named in this annual report only if the actions are not required to be arbitrated by PRC law and our articles of association, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

Due to jurisdictional limitations and various other factors, the U.S. Securities and Exchange Commission, the U.S. Department of Justice and other U.S. authorities may also be limited in their ability to pursue companies and individuals in China, in connection with any alleged violation of U.S. securities and other laws.

Recent international trade tensions could materially and adversely affect our business, financial condition and results of operations.

Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including international trade disputes and tariff actions announced by the United States, the PRC and certain other countries. The U.S. administration has imposed significant amount of tariffs on Chinese goods, and the PRC government has imposed tariffs on certain goods manufactured in the United States. The United States and China signed the first phase of a trade deal in January 2020 and began the implementation of the phase one trade deal. However, there is no assurance that the trade deal will continue to be successfully implemented, or the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially in the future. It is also difficult to predict the impacts of PRC or U.S. government policies, in particular, the imposition of additional tariffs on bilateral imports, on economic conditions of both countries. If the list of goods is further expanded or the tariff is further increased, the volume of China-U.S. import and export trade would drop significantly, which will lead to deterioration in economic conditions of both countries and decrease of business and official activities between both countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tensions, such changes could negatively affect the demand for air travel as well as cargo and mail volume, which may in turn have an adverse effect on our business, financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF OUR COMPANY

We were incorporated under the PRC laws on March 25, 1995 as a joint stock company with limited liability under the name of China Southern Airlines Company Limited. The address of our principal place of business is 68 Qi Xin Road, Guangzhou 510403, People’s Republic of China. Our telephone number is +86 20 8611 2480 and our website is www.csair.com.

The information contained on or connected to our website is not incorporated by reference into this Annual Report and should not be considered part of this or any other report filed with the SEC. Our filings with the SEC, including reports, proxy and information statements, and other information regarding us that we file electronically with the SEC are available on the SEC’s websites at www.sec.gov.

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

CSAH was restructured in 1994 and 1995 in anticipation of our initial public offering. The restructuring was effective through the establishment of our Company and the execution of the De-merger Agreement on March 25, 1995 by and between CSAH and our Company. Upon the restructuring, our Company assumed substantially the entire airline and airline-related businesses, assets and liabilities of CSAH, and CSAH retained its non-airline-related businesses, assets and liabilities. All interests, rights, duties and obligations of CSAH, whenever created or accrued, were divided between our Company and CSAH based on the businesses, assets and liabilities assumed by each of them under the De-merger Agreement. Under the De-merger Agreement, CSAH agreed not to conduct, participate or hold any interest in, either directly or indirectly, any business, activity or entity in or outside China that competes or is likely to compete with the commercial interests of our Company, although CSAH may continue to hold and control its affiliates existing on the date of the De-merger Agreement and may continue to operate the businesses of such affiliates. Under the De-merger Agreement, CSAH and our Company also agreed to indemnify each other against any losses, claims, damage, debts or expenses arising out of or in connection with the restructuring. As of the date of this Annual Report, no indemnity has been provided by either CSAH or us.

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

On May 16, 2014, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 30 Airbus A320 series aircraft and 50 A320neo series aircraft. The catalogue price of one Airbus A320 series aircraft and one A320neo series aircraft differs, ranging from US$85.8 million to US$110.1 million and US$94.4 million to US$120.5 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal resources of our Company and partly through commercial loans by commercial banks. The 30 A320 aircraft were delivered in stages to our Company during the period from 2016 to 2019, and 30 A320neo aircraft were delivered to our Company during the period from 2016 to 2020. The remaining 20 A320neo aircraft were scheduled to be delivered in stages to us from 2021 to 2022.

On December 17, 2015, we entered into the aircraft acquisition agreement with Boeing to purchase 30 B737NG series aircraft and 50 B737 MAX series aircraft. The catalogue price of each B737NG series aircraft and B737 MAX series aircraft is about US$81.2 million and US$96.1 million, respectively. The aggregate consideration for the acquisition will be funded partly payable in cash and partly through financing arrangements with banking institutions. The 30 B737NG aircraft were delivered in stages to our Company in 2017 and the 50 B737 MAX aircraft were scheduled to be delivered in stages to our Company during the period from 2018 to 2021. Boeing delayed the delivery of certain B737 MAX aircraft to our Company in 2019. As of the date of this report, the delivery schedule of the remaining B737 MAX aircraft had not been determined.

On October 12, 2016, we entered into the aircraft acquisition agreement with Boeing to purchase 12 B787-9 series aircraft. The catalogue price of one B787-9 series aircraft is about US$271 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft were scheduled to be delivered in stages to our Company during the period from 2018 to 2020. Five B787-9 series aircraft were delivered in stages to our Company in 2018 and four B787-9 series aircraft were delivered in stages to our Company in 2019. The remaining three B787-9 aircraft were scheduled to be delivered to our Company from June to November in 2021.

On April 26, 2017, we entered into the aircraft acquisition agreement with Airbus S.A.S to purchase 20 A350-900 series aircraft. The catalogue price of one A350 series aircraft is about US$299 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. Six A350-900 series aircraft were delivered to our Company in 2019 and two A350-900 series aircraft were delivered to our Company in 2020. The remaining 12 A350-900 aircraft were scheduled to be delivered to our Company during the period from 2021 to 2023.

On October 20, 2017, we entered into the aircraft acquisition agreement with Boeing to purchase eight B777-300ER and 30 B737-8 series aircraft. The catalogue price of each B777-300ER series aircraft and each B737-8 series aircraft is about US$318 million and US$104 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft were scheduled to be delivered in stages to our Company during the period from 2019 to 2020. On February 28, 2019, we entered into the supplemental Boeing aircraft acquisition agreement with Boeing to amend the terms of the aforesaid aircraft acquisition agreement to change the two B777-300ER aircraft originally agreed to be acquired by our Company to two B777F aircraft. These two B777F aircraft were delivered to our Company in 2020 on schedule. None of Boeing 737-8 series aircraft was delivered to our Company in 2019 and 2020. As of the date of this Annual Report, the delivery schedule of the remaining Boeing 737-8 series aircraft had not been determined.

On March 21, 2018, Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the 20 B737-8 aircraft and ten B737-10 aircraft. The catalogue price of each B737-8 series aircraft and B737-10 series aircraft is about US$104 million and US$116 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The Boeing aircraft were scheduled to be delivered in stages to Xiamen Airlines during the period from 2019 to 2022. One Boeing 737-8 was delivered to Xiamen Airlines in 2019 and no Boeing 737-8 series aircraft was delivered to Xiamen Airlines in 2020. As of the date of this Annual Report, the delivery schedule of the remaining Boeing 737 series aircraft had not been determined.

On August 30, 2019, we entered into an aircraft acquisition agreement with Commercial Aircraft Corporation of China Limited (“Comac”), pursuant to which we agreed to purchase 35 ARJ21-700 aircraft. The catalogue price of each ARJ21-700 aircraft is approximately US$38 million. The aggregate consideration for this acquisition will be partially funded by financing arrangements with banks or other institutions. Three ARJ21-700 aircraft were delivered in stages to our Company in 2020, and the remaining 32 ARJ21-700 aircraft were scheduled to be delivered to our Company during the period from 2021 to 2024.

During the reporting period, our Group introduced 32 aircraft (including ten operating leased aircraft, 13 financing leased aircraft and nine self-purchased aircraft), and disposed 27 aircraft (including 14 A320 series aircraft, 11 EMB190 aircraft and two A330 aircraft). As of the end of the reporting period, the fleet size of our Group reached 867 aircraft, an increase of five aircraft compared to the end of 2019.

Capital Expenditure

We expended RMB22,396 million, RMB45,973 million and RMB37,210 million in capital expenditures in 2020, 2019 and 2018, respectively. Of such capital expenditures in 2020, RMB11,335 million was financed by leases, RMB6,707 million was financed by bank borrowings, and RMB3,471 million was financed by proceeds from issuance of shares, while the remaining RMB883 million was financed by internal resources. The capital expenditures were primarily incurred on the additional investments in aircraft and flight equipment under our fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations. As of December 31, 2020, we had total capital commitments for aircraft, engines and related equipment of approximately RMB56,547 million.

Non-Public Subscriptions

For detailed information about our non-public subscriptions, please refer to “Item 7—Related Party Transactions—Non-Public Subscriptions”.

B. BUSINESS OVERVIEW

General

We provide commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics of the CAAC, we are one of the largest Chinese airlines and, as of December 31, 2020, we ranked the first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. During the three years ended December 31, 2020, our RPKs changed from 259,194 million in 2018 to 284,921 million in 2019 and 153,440 million in 2020, while our capacity, measured in terms of ASKs, changed from 314,421 million in 2018 to 344,062 million in 2019 and 214,722 million in 2020. In 2020, our Group carried 96.86 million passengers and had passenger revenue of RMB70,534 million (approximately US$10,810 million).

We conduct a portion of our airline operations through our airline subsidiaries, namely Xiamen Airlines, Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”), Chongqing Airlines Company Limited (“Chongqing Airlines”) and China Southern Airlines Henan Airlines Company Limited (“Henan Airlines”), (collectively, the “Airline Subsidiaries”). In 2020, the Airline Subsidiaries carried 41.23 million passengers and had passenger revenue of RMB25,662 million (approximately US$3,933 million) and accounted for 42.57% and 36.38% of our passengers carried and passenger revenue, respectively.

We also provide air cargo and mail services. In 2020, in response to the increased demand of freight following the outbreak of the COVID-19 pandemic and to seize the opportunity to increase cargo and mail revenue, we improved the utilization rate of freighters and organized flights by freighters converted from passenger aircraft. Our cargo and mail revenue increased by 71.53% to RMB16,493 million (approximately US$2,528 million) in 2020. Our airline operations are fully integrated with our airline-related businesses, including aircraft maintenance, ground services and air catering operations.

Our operations primarily focus on the domestic market. In addition, we also operate regional routes and international flights. As of December 31, 2020, we operated 1,457 routes, of which 1,195 were domestic, 228 were international and 34 were regional. We operate the most extensive domestic route network among all Chinese airlines. Our route network covers commercial centers and rapidly developing economic regions in Mainland China. Our regional operations include flights between destinations in Mainland China, Hong Kong, Macau and Taiwan. Our international operations include scheduled services to cities in Australia, Bangladesh, Cambodia, Canada, Dutch, France, Indonesia, Japan, Kenya, Malaysia, Nepal, New Zealand, Pakistan, Philippines, Myanmar, Laos, Singapore, South Korea, Thailand, United Kingdom, United States of American (USA), and Vietnam.

We have striven to build “Guangzhou-Beijing Dual Hub” to establish a new profit model and development mode, and gradually to develop a network-based airline. On October 10, 2017, we held the opening ceremony of Beijing Daxing International Airport’s hub project. During 2018, we continued to optimize the Guangzhou hub and completed the transfer operation to T2 terminal of Guangzhou Baiyun International Airport. Meanwhile, we were fully committed to building the Beijing hub, and launched Beijing-Istanbul and other new routes, and Xiong’an Airlines was approved for establishment. In 2019, we commenced the operation of CSA base simultaneously with the opening of Beijing Daxing International Airport, and successfully completed the first flight and the transition of the first 13 routes in 2019. In 2020, we cultivated in the Guangdong-Hong Kong-Macao Greater Bay Area and endeavored to build the Guangzhou hub into a model international aviation hub co-constructed with the province and city. Presently, we have over 50% of the market share in Guangzhou. Our Guangzhou hub has formed its route network featured with Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North America, Middle East and Africa covered. At the same time, we have completed the relocation of all flights in Beijing Airport to Beijing Daxing Airport, with utilized time slots accounting for 45%, becoming the largest main base airline in Beijing Daxing Airport, thus providing favorable conditions and resources for the development of our new Beijing hub. By comprehensively advancing the strategic layout of the “dual hubs”, we have further improved our institutional mechanisms and supporting resources to form a new development layout of CSA with Guangzhou Hub in the south and Beijing Hub in the north.

Our corporate headquarters and principal base of operations are located in Guangzhou, the capital of Guangdong Province and the largest city in southern China. Located in the rapidly developing Pearl River Delta region, Guangzhou is also the transportation hub of southern China and one of China’s major gateway cities. Guangzhou’s significance has increased as the transportation infrastructure of Guangdong Province has developed through the construction and development of expressways, an extensive rail network and the port cities of Guangzhou, Shenzhen, Zhanjiang, Zhuhai and Shantou. In 2020, the Company continued the construction integrating the Guangdong-Hong Kong-Macao Greater Bay Area, which drove the flow of people, logistics, information and capital in Guangdong Province and the entire Guangdong-Hong Kong-Macao Greater Bay Area, and enhanced the connectivity between the Guangdong-Hong Kong-Macao Greater Bay Area city cluster and major global city clusters.

As of December 31, 2020, we had a fleet of 867 aircraft, consisting primarily of Boeing 737, 747, 777, 787 series, Airbus 320, 330, 350, 380 series, EMB 190 series, ARJ 21 series, etc. The average age of our registered aircraft was 7.2 years as of December 31, 2020.

Impact of the COVID-19 Pandemic

The widespread and persistent impact of COVID-19 pandemic and the related travel restrictions and social distancing measures implemented throughout the world have significantly reduced demand for air travel. After initially impacting our business in domestic market significantly beginning in January 2020, the spread of the virus resulted in a global pandemic and had significantly affected our entire route network since March 2020. As a result, our business and results of operations in 2020 were materially affected.

In response to the developments of the pandemic, we strictly discharged the responsibilities for pandemic prevention and control and took numerous steps to ensure the safety of our customers and employees, while at the same time seeking to mitigate the impacts on our business and results of operations and to position our business for recovery, including:

•

Establishing a leading group for pandemic prevention and control, initiating the highest level response to public health emergency, formulating a plan to provide full support for transportation related to pandemic prevention and control, and adopting a policy of free transportation for supplies for pandemic prevention and control;

•

Adopting various precautionary measures for preventing the spread of COVID-19, including enhancing cleaning and sanitizing procedures on the ground and in the air, taking steps to help employees and customers practice social distancing and reducing physical touch points, and implementing government-mandated face-covering and body temperature checking requirements;

•

Making adjustments to our operational capacity by temporarily suspending or reducing the number of flights of certain routes, including those routes to and from high risk countries, exploring with our partners or suppliers the possibility of postponing the delivery of new aircraft, and seizing market opportunities to increase freight revenue; and

•

Strengthening our cost control by encouraging employees to take voluntary leave with reduced pay during the initial period of the pandemic when our capacity was significantly reduced, and carrying out lean cost control management including implementation of cost-reduction and efficiency-enhancement measures and strict control of the cost of jet fuel and landing fees.

During the reporting period, we operated a total of 19,000 flights to assist the prevention and control of the pandemic, transported 25,000 medical personnel and 29,000 tons of supplies, and brought back 24,000 stranded Chinese citizens and overseas Chinese. We recorded zero infection among passengers on board for both international and domestic flights, and zero infection among all our employees at work. We had a number of meritorious models and were highly praised by government authorities and others.

Route Network

Overview

We operate the most extensive route network among all Chinese airlines. As of December 31, 2020, we operated 1,457 routes consisting of 1,195 domestic routes, 34 regional routes and 228 international routes.

We continually evaluate our network of domestic, regional and international routes in light of our operating profitability and efficiency. We seek to coordinate flight schedules with the Airline Subsidiaries on shared routes to maximize load factors and utilization rates. The operation of domestic, regional and international routes is subject to approval of the CAAC, and the operation of regional and international routes is also subject to agreements between the Chinese government and the government of the Hong Kong SAR, the government of the Macau SAR, the government of Taiwan province and the government of the proposed foreign destination. In 2020, due to the COVID-19 pandemic and its negative impact on the air travel demand in domestic and international market, as well as the various travel restrictions and boarder control measures implemented by government authorities of China and other countries, we had to make certain adjustments to our routes, including temporarily suspending or reducing the number of flights on some routes. Our domestic routes were significantly affected during the first quarter of 2020 and have been gradually recovering since then, while our international routes have been adversely impacted since the second quarter of 2020 and remained affected as of the date of this Annual Report.

In order to expand our route network, we have entered into code-sharing agreements with several international and domestic airlines, including American Airlines, Aeroflot-Russian Airlines, Alitalia-Linee Aeree Italiane, Air France, British Airways, CSA Czech Airlines, Asiana Airlines, China Airlines, China Eastern Airlines, Delta Air Lines, Emirates Airlines, Etihad Airways, Finnair, Japan Airlines International, KLM Royal Dutch Airline, Korean Air, Mandarin Airlines, Pakistan International Airlines, PT Garuda Indonesia (Persero) Tbk., Qantas Airways Limited, Qatar Airways Company Q.C.S.C., Saudi Arabian Airlines, Sichuan Airlines, Vietnam Airlines, WestJet, Xiamen Airlines, and others. Under the code-sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by us to passengers using their codes. Similarly, we are permitted to sell tickets for the other participating airlines using CZ code. The code-sharing agreements help increase the number of our international sales outlets. At present, we share codes with 29 international and domestic airlines in 637 routes, including trunk routes and branch routes.

The following table sets forth certain statistical information with respect to our passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and mail carried (tons)		Total traffic (tons kilometers)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in thousand tons)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2018	139.89	10.76	1,732	3.6	30,334	11.03
2019	151.63	8.4	1,764	1.8	32,625	7.55
2020	96.86	(36.12)	1,461	(17.17)	20,805	(36.23)

Route Bases

In addition to our main route bases including Guangzhou and Beijing as core hubs, we maintain regional route bases in Urumqi, Chongqing, Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Haikou, Zhuhai, Xiamen, Shanghai, Xi’an, Fuzhou, Nanning, Guilin, Shantou, Guiyang, Sanya, Chengdu and Kunming. Most of our regional route bases are located in provincial capitals or major commercial centers in the PRC.

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

Domestic Routes

Our domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning, Sichuan, Yunnan, Shannxi and Xinjiang and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin and Chongqing. In 2020, our most profitable domestic routes were: Haikou-Guangzhou, Xinyang-Guangzhou, Guangzhou-Xinyang, Urumqi-Sanya, Hanzhong-Shenzhen, Shenzhen-Wuhan, Shiyan-Guangzhou, Shenzhen-Hanzhong, Guangzhou-Haikou, and Nyingchi-Chongqing-Zhuhai.

Regional Routes

We offer scheduled service between Hong Kong and Beijing, Shenyang, Meixian, Wuhan, Yiwu; and between Taipei and Guangzhou, Zhengzhou, Changchun, Dalian, Zhangjiajie, Changsha, Harbin, Guiyang, Guilin, Nanning, Shanghai, Shenyang, Jieyang, Shenzhen, Wuhan, Shijiazhuang, Yiwu and Urumqi; and between Macau and Chongqing, Changsha, Wuhan. In 2020, the most profitable scheduled regional routes were: Shenzhen-Taipei, Guangzhou-Taipei, Macao-Wuhan, Macao-Changsha, Changsha-Taipei, Taipei-Changsha, Wuhan-Taipei, Taipei-Harbin, Jieyang-Taipei, and Nanning-Taipei.

In 2020, we conducted a total of 2,708 flights on our regional routes.

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Other than that, travelers between Taiwan and Mainland China had to make use of intermediate stops in Hong Kong or elsewhere. Since July 2008, however, the ban on direct flights was further liberalized to allow direct charter flights on weekends. We were the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, the Mainland China and Taiwan agreed to have regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. In 2020, before the outbreak of the COVID-19 pandemic, we planned to operate 16 routes to Taiwan, which were successively reduced to one (Shanghai Pudong-Taipei) due to CAAC’s requirements in response to the COVID-19 pandemic. As of December 31, 2020, only one route (Shanghai Pudong-Taipei) was retained.

International Routes

We are the principal Chinese airline serving Southeast Asian destinations and Australasia, including Singapore and major cities in Australia, Bangladesh, Cambodia, Indonesia, Malaysia, New Zealand, Philippines, Thailand and Vietnam.

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

In 2020, our most profitable international routes were: Los Angeles-Guangzhou, Amsterdam-Guangzhou, London-Guangzhou, Vancouver-Guangzhou, Sydney-Guangzhou, Phnom Penh-Guangzhou, Tokyo-Shenyang, Kuala Lumpur-Guangzhou, Paris-Guangzhou, and Yangon-Guangzhou. In 2020, our international operations were severely affected by the impact of the COVID-19 pandemic. See Item 3. “Key Information – Risk Factors – The outbreak and global spread of COVID-19 and the persistence of the resulting pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business”.

Aircraft Fleet

Our fleet plan in recent years emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient and old aircraft. As of December 31, 2020, we operated a fleet of 867 aircraft with an average age of 7.2 years. Most aircraft of our Group are Boeing and Airbus aircraft. We have the largest fleet among Chinese airline companies. Please see the table below for an analysis of our aircraft in terms of average age and respective passenger capacity.

Model	Number of Aircraft	Passenger Capacity
Airbus 380 series	5	506
Airbus 350 series	8	314
Airbus 330 series	45	218/258/259/260/278/283/284/286
Airbus 320 series	325	94/130/138/152/160/166/179/189/195/200/208
Boeing 787 series	37	237/266/276/287/297
Boeing 777 series	15	361
Boeing 737 series	401	128/134/159/161/164/169/170/172/178/184
EMB190	9	98
ARJ21 Series	6	90
Boeing 747 series Freighter	2	N/A
Boeing 777 series Freighter	14	N/A
Total	867	N/A

In 2020, in order to reduce the operation loss caused by the COVID-19 pandemic, we postponed our new aircraft delivery and expedited the retiring process of old aircraft models and those whose market value has declined. Meanwhile we continue to modernize our fleet by taking the delivery of some new generation aircraft. We

(i)	took scheduled delivery of 22 aircraft under purchase agreements, including four A320neo aircraft, eight A321neo aircraft, two A350 aircraft, six ARJ21 aircraft and two B777F aircraft;

(ii)	took scheduled delivery of ten A321neo aircraft under operating leases;

(iii)	returned 27 aircraft under operating leases upon expiry, including five A319 aircraft, nine A320 aircraft, two A330-300 aircraft and 11 E190 aircraft; and

(iv)	disposed no aircraft.

During 2020, Xiamen Airlines took scheduled delivery of two ARJ21 aircraft under financing leases and one ARJ21 aircraft purchased by its own funds.

Aircraft Financing Arrangements

Overview

As of December 31, 2020, a significant portion of our aircraft is acquired under long-term leases with remaining terms to maturity mainly ranging from one to twelve years. As of December 31, 2020, of our Group’s 867 aircraft, 571 aircraft were operated under leases and 296 were either owned aircraft financed by long-term loans, or acquired either with cash proceeds or acquired by exercising the purchase options upon expiry of the respective leases. Our planned acquisition of aircraft in the foreseeable future will generally be made through acquisition by bank loans and our own funds or under lease arrangements. Our determination as to our acquisition strategy depends on our evaluation at the time of our capacity requirements, anticipated deliveries of aircraft, our capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2020, the number of aircraft operated by our Group pursuant to leases and the average remaining terms.

	Financing Lease	Operating Lease	Average Remaining Lease Term
Model	Number of Aircraft	Number of Aircraft	Year
Boeing 787 series	25	8	6.60
Boeing 777 series	14	0	6.70
Boeing 737 series	76	163	5.03
Airbus 380 series	1	0	2.17
Airbus 350 series	6	0	8.83
Airbus 330 series	29	12	5.43
Airbus 320 series	100	124	6.47
EMB190	0	3	0.25
ARJ21	3	0	5.78
Boeing 777 series Freighter	7	0	6.85
Boeing 747 series Freighter	0	0	0
Total	261	310	5.79

Pursuant to the terms of the leases, our Group, as the lessee, is responsible during the lease term for the maintenance, service, insurance, repair and overhaul of the aircraft. Certain of our leases cover a significant portion of the relevant aircraft’s useful life and have an option to purchase the aircraft at or near the end of the lease term. For all other leases, we have no option to purchase the aircraft and are required to return the aircraft in the agreed condition at the end of the lease term. In 2020, in response to the reduced air travel demand resulted from the COVID-19 pandemic, we reached agreements with aircraft manufacturers to postpone the delivery of 15 new aircraft, including eight A320 series aircraft, four A350 aircraft, two 787-9 aircraft and one 777-300ER aircraft. Accordingly, our payment obligations under such leases (amounting to US$595 million) were also postponed. Our aggregate future minimum lease payments required under leases were RMB140,776 million as of December 31, 2020.

Aircraft Flight Equipment

The jet engines used in our aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. We had 94 and 93 spare jet engines for our fleet as of December 31, 2020 and 2019, respectively. We determine our requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for our aircraft are generally handled by Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a subsidiary we acquired from CSAH in August 2016, in consideration of an agency fee. We arrange the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keep an inventory of rotables and expendables for the Airline Subsidiaries.

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

We believe that GAMECO performs major maintenance checks on our aircraft within time periods generally consistent with those of large international airline maintenance centers. In 2020, more than 44% of the repair and maintenance including overhaul of our Company were performed by GAMECO. Although rotables for our aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. Our agreement with GAMECO usually has a term of one year.

Overhauls of jet engines are performed by MTU Maintenance Zhuhai Co., Ltd., or Zhuhai MTU, a jointly controlled entity of the Company and MTU Aero Engines GmbH, and also by domestic qualified service providers in Xiamen (TEXL), Hong Kong (HAESL) and Taiwan (EGAT), Beijing (AMECO) and by overseas qualified service providers in USA, Germany, Korea, Singapore, France, Netherlands and Scotland.

The amounts incurred by our Group for comprehensive maintenance services provided by GAMECO and Zhuhai MTU were RMB4,104 million, RMB5,381 million, and RMB4,521 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Safety

We endeavor to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, we have adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of our Company implements safety-related training programs on an on-going basis in all of our operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. For “incidents” which include various events and conditions prescribed by the CAAC that do not involve serious personal injury or material damage to flight equipment, our Group has kept the number consistently below what is prescribed by the CAAC. For example, our “Air Transportation Incidents Per Ten Thousands Hours Ratio” was 0, 0.0088, and 0.0047 in 2020, 2019 and 2018, respectively. In comparison, CAAC’s published maximum acceptable Air Transportation Incidents Per Ten Thousands Hours Ratio was 0.06, 0.06, and 0.06 in 2020, 2019 and 2018, respectively. This ratio is defined as the number of occurrences of air transportation incident for every 10,000 hours of flight time. In 2008, we received the “Five-Star Flight Safety Award” from CAAC, being the first in domestic aviation industry to receive such a great honor. Subsequently in 2012, we were awarded the “Safe Flight Diamond Award” by CAAC for our 10,000,000 safety flight hours record. On June 15, 2018, our Company was honored with the 2-Star Flight Safety Diamond Award by the CAAC, becoming the leading Chinese carrier to maintain the highest safety records in China. By December 31, 2020, our continuous safe flight span were 28.466 million hours.

In 2020, we strictly followed the guidance of the Chinese government authorities on the prevention of the COVID-19 pandemic and implemented various relevant safety measures. Following the outbreak of the pandemic, we immediately established a leading group for pandemic prevention and control, initiated the highest level response to public health emergency, formulated a plan to provide full support for anti-pandemic transportation, reduced flights to high risk countries and regions, and implemented protection measures for employees and control measures for passengers. We recorded zero infection among all passengers on board in international and domestic flights and zero infection among all employees at work.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. Our jet fuel costs accounted for 17.2%, 28.8%, and 30.6% of our operating expenses for the years ended December 31, 2020, 2019 and 2018, respectively. Like other Chinese airlines, we generally purchase our jet fuel from regional branches of CAOSC and Bluesky Oil Supplies Company, except at Shenzhen, Sanya, Haikou and Shanghai Pudong where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

Jet fuel obtained from CAOSC’s regional branches is purchased at a market-adjusted price set within a specified range based on the guidance price issued by CAOSC with the approval of the CAAC and the pricing department of the NDRC. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines. Jet fuel costs in China are influenced by costs at state-owned oil refineries and limitations in the transportation infrastructure, insufficient storage facilities for jet fuel in certain regions of China, and the prevailing fuel prices on the international market. In 2020, due to the complex and evolving global political environment, and the increasing downward pressure on the global economy, there were uncertainties for both supply and demand of international crude oil. In the beginning of 2020, international crude oil prices fell and fluctuated sharply, and then slowly rebounded in a V-shaped trend.

In addition to purchases of jet fuel from CAOSC, we also purchase a portion of our jet fuel requirements for our international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources accounted for approximately 17.13% and 11.44% of our total jet fuel consumption in 2019 and 2020, respectively.

Our jet fuel costs decreased from RMB42,814 million in 2019 to RMB18,797 million in 2020, as a result of the decrease in traffic volume due to the impact of COVID-19 pandemic and the decrease in fuel prices.

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

Flight Operations

Flight operations for our flights originating in Guangzhou are managed by our flight operations and marketing divisions, which are responsible for formulating flight plans and schedules consistent with route and flight approvals received from the CAAC. Our flight operations center in Guangzhou is responsible for the on-site administration of flights, including the dispatch and coordination of flights, deployment of aircraft, ground services and crew staffing. In addition, each of the Airline Subsidiaries maintains flight operations centers at all servicing airports for on-site administration of their flights. Our system operations control (SOC) are responsible for monitoring conditions of our route network, administering our flight plans, collecting and monitoring navigation data and analyzing and monitoring airport conditions.

To enhance our management of flight operations, we have launched and continued optimizing a new system to manage the whole flight operation process, covering flight plan production, aeronautical information processing, meteorological analysis, operation monitoring, flight deployment and other operational activities, which advanced our operation management in a more intelligent and digitalize way and improved our flight operation efficiency. We also established and improved the backup system to enhance our risk-resistance ability. We believe such system will assist us in preventing major operational risks, including from power failure, terrorist attack, hacker attack and equipment or software failure.

Training of Pilots and Flight Attendants

We believe that our pilot training program has significantly improved the quality of the training received by our pilots and has helped maintain the quality of our staff of pilots at a level consistent with the expansion of operations called for by our business strategy.

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

Air Catering

We own a 70.5% equity interest in Guangzhou Nanland Air Catering Company Limited (“Nanland”). Nanland provides in-flight meals, snacks, drinks and related services for all of our flights originating from airports around China. We also contract with various air catering suppliers with respect to in-flight catering services for flights originating from other airports, generally on an annual basis and otherwise on customary terms in the industry. Following the onset of the COVID-19 pandemic, we have limited the food and beverage services in certain flights in order to reduce physical touch points.

Cargo and Mail

We also provide air cargo and mail services. A significant portion of these services are combined with passenger flights services. In 2020, we had two Boeing 747 freighters and 14 Boeing 777 freighters, mainly servicing 19 international cargo routes, including:

Guangzhou–Chongqing–Amsterdam–Guangzhou, Guangzhou–Amsterdam–Guangzhou, Guangzhou–London-Frankfurt-Guangzhou, Guangzhou-Frankfurt-Guangzhou, Guangzhou-Anchorage-LosAngeles-Guangzhou, Guangzhou-HoChiMinhCity-Hanoi-Guangzhou, Guangzhou–Chongqing–Frankfurt–Guangzhou, Guangzhou–London-Guangzhou, Guangzhou–London-Shenzhen, Shenzhen-Frankfurt-Guangzhou, Shenzhen-Frankfurt-Shenzhen, Shenzhen-Anchorage-Chicago-Shenzhen, Shenzhen–Frankfurt–ShanghaiPudong, ShanghaiPudong–Anchorage–Chicago–Shenzhen, ShanghaiPudong-Amsterdam-Chongqing-ShanghaiPudong, ShanghaiPudong-Amsterdam-ShanghaiPudong, ShanghaiPudong–Frankfurt–ShanghaiPudong, ShanghaiPudong–Anchorage–Chicago–ShanghaiPudong, and ShanghaiPudong–LosAngeles–ShanghaiPudong.

In 2020, following the onset of the COVID-19 pandemic, the demand for freight was significantly increased. We responded actively to seize the opportunity to increase freight revenue, including improving the utilization rate of freighters, and organized 8,431 flights shifts by freighters converted from passenger aircraft, and achieved positive operating results. Cargo and mail revenue was RMB16,493 million in 2020, representing an increase of 71.53% compared to 2019. We also recorded cargo and mail revenue through freighters converted from passenger aircraft of RMB1,278 million in 2020. We conduct our cargo business primarily through our cargo hubs in Guangzhou and Shanghai.

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

We have agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2020, over 59% of all ticket sales for our scheduled flights were made by our network of sales offices and CSAH’s affiliates. We also sell tickets and accept reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with them, we pay commissions based on the value of tickets sold. In 2020, sales by independent sales agents accounted for less than 41% of our ticket sales of our scheduled flights.

Substantially all of our sales offices and agents in China are linked electronically to the TravelSky Technology Limited’s computerized ticketing and reservations system, which is in turn linked to all domestic airlines for flights throughout China. We have also entered into membership agreements with several international reservation systems, including ABACUS in Southeast Asia, SABRE and GALILEO in the United States, AMADEUS in Europe and INFINI in Japan. These systems facilitate reservations and sales of tickets for our international flights. Since 2016, we have been focusing on improving the digitalization and intelligence level. We have launched the “China Southern e Travel” strategy, which aims to explore the needs of passengers and plan and design products from the perspective of passengers. We have built a number of quality products such as flight dynamics, seat selection and check-in, electronic invoices, face recognition, full-channel self-service refund, and meal service. The grand vision of “a hassle-free journey with one mobile device” has become a reality in technology, and the digitalization of the entire process of passenger travel has been realized. In 2018, we released the “Internet +” strategy centering on “China Southern e Travel”, and formally built a one-stop service mobile application platform to provide passengers with excellent door-to-door service experience. We believe technology has become one of our core competitive advantages.

In 2020, due to the outbreak of the COVID-19 pandemic and several regional resurgence cases, we experienced significant ticket cancellations and waived the relevant cancellation or change fees chargeable to consumers to a substantial extent either based on the change or cancellation policy we voluntarily adopted or in accordance with the orders or notices issued by the Chinese government authorities.

Cargo

Our cargo and mail services are promoted through our own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, our Company employs a number of cargo agents in the Pearl River Delta region. In 2020, we generally pay the cargo agents an average commission of 0.15% of the relevant cargo freight rate for domestic and international services, and a commission of 0.29% to cargo agents in the Pearl River Delta region.

Promotional and Marketing Activities

We engage in regular promotional and marketing activities to increase our market share. Our promotional and marketing activities for domestic routes emphasize safety, passenger comfort and the frequency of our flights. Our promotional and marketing activities for international and regional passengers emphasize our quality of service, extensive route network in China and higher frequency of flights compared to other Chinese airlines. We were among the first to launch premium economy class seats. In addition, we also promote and market our regional and international routes on the basis of price competitiveness.

We seek to increase our brand recognition by offering new services to passengers. For example, we were the first Chinese airline to provide off-airport check-in services. We also offered transfer and baggage “through-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. We widened our use of information technology and introduced new services such as cell phone check-in, SMS platforms and online meal booking. In 2017, our Company reached a strategic cooperation agreement with American Airlines. Under this agreement, American Airlines subscribed our Company’s shares in August 2017 in the amount of USD200 million. Our Company and American Airlines also established a code sharing partnership on January 18, 2018 to provide more convenient and diversified trip options for passengers.

As an important strategic decision, we have officially exited from SkyTeam Alliance from January 1, 2020 and focused on establishing cooperation with new strategic partners, while maintaining good relationships with the SkyTeam partners. We have had a Strategic Cooperation Agreement with American Airlines since 2017 and implemented full scope codeshare cooperation, Frequent Flyer Programs cooperation and lounge services since 2019.

We have also entered into a Joint Business Agreement with British Airways and implemented enhanced codeshare cooperation in 2019. Although no longer a member of SkyTeam, CZ continues the codeshare cooperation with SkyTeam partners, including AirFrance-KLM, and other important joint business partners. We will continue to properly carry out the work of exit and fully guarantee the rights and interests of passengers. We will carry out bilateral and multilateral cooperation in a more targeted manner while deepening the cooperation with the existing partners such as France Airlines and KLM Royal Dutch Airlines, expand code sharing and frequent passenger cooperation with American Airlines, and launch strategic cooperation with numbers of internationally renowned airlines such as Finnair and Emirates to provide passengers with more convenient and high-quality travel options. At the same time, we continue to strengthen the coordinated development of the “China Southern Alliance” by gradually integrating with Xiamen Airlines and Sichuan Airlines in terms of capacity layout, route cooperation, resource sharing and customer collaboration. At present, we share codes with 29 international and domestic airlines, such as American Airlines, British Airways, KLM Royal Dutch Airlines and Qantas Airways in 637 routes (including trunk routes and beyond routes). This further enlarged our sales channels and flight route network.

To enhance relationships with our passengers, we have launched two major frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club” and the “Xiamen Airlines’ Egret Card Frequent Flyer Program”. By the end of 2020, we had over 60 million members (including those of Xiamen Airlines) under these programs.

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

Route Rights

Domestic Routes . The right of any Chinese airline to carry passengers or cargo on any domestic route must be obtained from the CAAC. Non-Chinese airlines are not permitted to provide domestic air service between destinations in China. The CAAC’s policy is to assign a domestic route to the Chinese airline that is best suited to serve the route based, in part, on the location of the airline’s main or regional base at the point of origin. Under current regulations, airlines are generally expected to operate mainly from their route bases, and flights within a particular region are expected to be served by airlines based in that region. We believe that these regulatory parameters benefit airlines, such as our Group, that have a large number of regional route bases. The CAAC also considers other factors that may make a particular airline suitable to operate a domestic route, including the applicant’s general operating authority, compliance with pricing regulations and regulations applicable to safety and service quality, market demand, the ability of the applicant in terms of its existing routes, airport facilities and related support services.

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

Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been further liberalized to allow direct charter flights on weekends. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years, but were significantly reduced in 2020 due to the COVID-19 pandemic.

International Routes. International route rights, as well as the corresponding landing rights, are derived from air services agreements negotiated between the Chinese government, through the CAAC, and the government of the relevant foreign country. Each government grants to the other the right to designate one or more domestic airlines to operate scheduled service between certain destinations within each of such countries. Upon entering into an air services agreement, the CAAC determines the airline to be awarded such routes based on various criteria, including the availability of appropriate aircraft, flight and management personnel, safety record, the overall size of the airline, financial condition and sufficiency of assets to bear civil liabilities in international air services. These route rights may be terminated by the CAAC under special circumstances. On March 26, 2020, in response to the outbreak of the COVID-19 pandemic worldwide, CAAC issued a notice regarding the reduction of the number of international routes. The notice requires that each PRC airline may only operate one route for flying to and from each foreign country, and no more than one flight can be operated in each week for each such international route. Some international flights of the Company were canceled and the number of the international flights of the Company was substantially reduced following the notice. The timing and extent of the resumption of the canceled routes and flights will depend on the policy of the CAAC.

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

On September 29, 2016, the CAAC and NDRC further issued the Notice on Deepening the Pricing Reform of Demotic Civil Aviation to further expand the scope of the routes with the market-oriented pricing policy: airfares for the routes below 800 kilometers or the routes above 800 kilometers and in the competing relationship with the high-speed rail EMU trains can be freely determined by airlines. Airlines may raise the non-discounted announced airfares for a certain amount of routes with the market-oriented pricing policy. In principle, such amount shall be no more than 10 per flight season, and the accumulative increase rate of airfares shall be no more than 10 percent per route per flight season. On December 17, 2017, the CAAC and NDRC further issued the Notice on Further Deepening the Pricing Reform of Demotic Civil Aviation, pursuant to which the airlines were allowed to decide their own prices on domestic routes that have at least five carriers competing. Price increases of no more than 10% would be also allowed for each travel season.

For each airline, the total number of the routes which the airline can decide their own price shall be no less than 10 but shall generally not exceed 15% of the total number of the market-oriented routes operated by such airline in one flight season. On April 13, 2018, CAAC issued the Notice on Distributing the Catalog of Domestic Routes adopting Market Regulation Price. The catalog of domestic routes is published together with such notice.

On November 26, 2020, CAAC and NDRC issued the Notice on Further Deepening the Pricing Reform of the Domestic Routes of Demotic Civil Aviation to further expand the scope of routes that may adopt market-oriented pricing policy. Under the Notice, airlines are allowed to decide their own prices on domestic routes that have at least three competing carriers, rather than previous five competing carriers. The catalog of domestic routes that qualify for adopting market-oriented pricing as a result of the new requirement is published together with such notice. The notice became effective on December 1, 2020.

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

In the Chinese aviation industry, the three dominant airlines are our Group, Air China and China Eastern Airlines Corporation Limited (the “China Eastern Airlines”). In 2020, these three airlines together controlled approximately 57% of the commercial aviation market in China as measured by the number of passengers carried.

Most major Chinese airlines in recent years significantly expanded their fleets, while at the same time passenger traffic may not increase proportionately. In some years, this resulted in a reduction in our passenger load factors. As a result, we are required to be more competitive with respect to, for example, quality of service, including ticketing and reservations, in-flight services, flight scheduling and timeliness. The development of the COVID-19 pandemic may also have influence on the competition dynamic among us and our Chinese airline competitors, due to our relatively greater focus on the domestic market compared to our competitors, see “Item 3, Key Information – Risk Factors – We face increasingly intense competition in both domestic and international markets, which may materially and adversely affect our business” for more discussion on competition.

We also face competition from the increased use of high-speed railways. We expect that improvements in high-speed railways will continue to erode the aviation market. First, the “eight horizontal and eight vertical” high-speed railway corridors are gradually being perfected. Second, in the future, the railway system will gradually release its own pricing, adopt flexible pricing and market pricing. Passengers will be able to get discounts on more routes. Third, one-third of high-speed railway will speed up, which may attract more passengers. The competition on passengers whose trip distance are from 800 kilometers to 1,000 kilometers is intense, and with increasing speed, high-speed railways may attract passengers who travel longer than 1,000 kilometers. In addition, the operational efficiency of high-speed railways and train capacity will increase. According to data released by China State Railway Group Co., Ltd., by the end of 2020, China’s railway operating mileage had reached 146,300 kilometers, of which high-speed rail mileage reached 37,900 kilometers. By 2035, the national railway network is expected to reach about 200,000 kilometers, including about 70,000 kilometers of high-speed rail. Cities with populations of over 500,000 will be connected with high-speed rail lines so as to form the city connections within travel ranges of one, two and three hours respectively. The operating speed of high-speed rail has continued to increase since 2007, with the maximum operating speed increasing from 250 kilometers per hour to 350 kilometers per hour. Further improvements are expected in the future. The operating results of the Company’s routes that overlap with the high-speed rail network (especially routes with mileage of no more than 800 kilometers) will be impacted in the future to a certain extent.

We believe that our Company possesses certain competitive advantages as compared to other Chinese airlines. We have the most extensive route network and the largest number of regional route bases among Chinese airlines, which we believe places us in a favorable position in the route allocation process. We also have the largest aircraft fleet among all Chinese airlines, which, together with our planned aircraft acquisitions, will permit us to expand our operations and to improve the deployment of the aircraft in our fleet. We also believe that our dominant presence in the populous and economically developed southern and central regions of China provides us with a competitive advantage in attracting new customers, and our fully integrated flight training, aircraft and engine maintenance and air catering operations enable us to achieve and maintain high quality service to our customers. We have also launched the construction of an integrated service, built a first-class international service brand, and continuously improved service quality. Our brand influence has continued to increase at home and abroad. In 2020, we were positioned to offer “affinity and refinement” service, broke down barriers between various systems and departments, have implemented a full-chain, systematic and integrated service management. With a series of new services, products and service measures rolled out, the service quality and flight on-time performance rate of the Company have increased, and are among the strongest in the industry. The Company was re-awarded “National Benchmarking Enterprise of Customer Satisfaction”. In 2020, we comprehensively promoted the “Ecosphere strategy”, reinforced the construction of e-commerce platform, and created a one-stop service platform for mobile users. The concept of “a hassle-free journey with one mobile device” has been fully realized. We have an accumulative number of 56.46 million of APP registrants and an accumulative number of 39.38 million social media followers, ranked first in Asian airlines. Many key indicators, such as the number of APP activations and the number of the social media followers, continue to lead in the industry.

The following table sets forth our market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated based on the CAAC statistics briefing.

	Passengers Carried		Cargo and Mail Carried (tons)		Total Traffic (tons kilometers)
Year	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in thousands)	Group’s Share (% of total)	Industry Total (in billions)	Group’s Share (% of total)
2016	487.8	23.5	6,669	22.7	96.1	25.4
2017	551.6	25.2	7,058	23.7	108.3	22.9
2018	611.7	22.9	7,385	23.5	120.7	25.1
2019	659.9	23.0	7,532	23.4	129.3	25.2
2020	417.8	23.2	6,766	21.6	79.9	26.1

Domestic Routes

We compete against our domestic competitors primarily on the basis of flight schedule, route network, quality of service, safety, type and age of aircraft and, to a lesser extent, price. We compete against other major Chinese airlines in our various domestic route markets. Of these competitors, the largest two are Air China and China Eastern Airlines, which are owned or controlled by the Chinese government. We also face competition from other airlines which are not state-owned such as Spring Airlines and Jixiang Airlines.

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China in 2020 according to passenger volume data from CAAC statistics briefing.

Airport	Passengers Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Beijing	8.34	3.75	7.02
Shanghai Pudong	14.73	8.08	11.45
Guangzhou	47.17	27.92	46.99
Chengdu	11.84	9.46	10.50
Shenzhen	29.14	10.63	26.19
Kunming	12.81	14.92	10.77
Xi’an	15.09	9.55	13.98
Shanghai Hongqiao	13.52	17.27	13.62
Chongqing	22.14	15.92	23.01
Hangzhou	30.54	9.76	26.01

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above) in 2020 according to passenger volume data from CAAC statistics briefing.

Airport	Passengers Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Zhengzhou	32.21	8.07	30.24
Wuhan	40.29	21.29	37.25
Changsha	34.52	20.89	34.03
Haikou	24.40	32.01	23.52
Sanya	27.36	30.36	28.14
Nanning	22.58	18.06	21.80
Zhuhai	34.24	33.23	32.71
Guilin	15.77	13.53	17.34

Regional Routes

In 2020, we conducted a total of 2,708 flights on our regional routes. We face less competition on regional routes than that on domestic and international routes, and earn a higher operating margin. Air China, China Eastern Airlines, Air Macau, Cathay Pacific, China Airlines and Eva Airways compete with our Group in the regional traffic markets.

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

In Southeast Asian routes, our competitors mainly include Thai Airways International, Singapore Airlines, Malaysian Airlines System, Vietnam Airlines, Garuda Indonesia, Philippine Airlines, Air China and China Eastern Airlines. In European routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific, Lufthansa German Airlines and Finnair. In the United States routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific, Delta Airlines and United Airlines. In Australian routes, our competitors include Air China, China Eastern Airlines, Cathay Pacific and Qantas Airways. We compete in the international market primarily on the basis of safety, price, timeliness and convenience of scheduling.

Airline Subsidiaries

Our Airline Subsidiaries are joint ventures established by our Company and local companies in the provinces or special economic zones where our Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2020, our Company owned a 55% or 60% equity interest in each of our Airline Subsidiaries.

As of December 31, 2020, Xiamen Airlines operated under the “MF” code with a fleet of 209 aircraft. In 2020, Xiamen Airlines carried a total of about 26.91 million passengers, or approximately 27.8% of the passengers carried by our Group in that year, and had RMB20,675 million in traffic revenue.

As of December 31, 2020, Shantou Airlines operated under “CZ” code with a fleet of 15 aircraft. In 2020, under the centralized allocation of flight routes of our Group, Shantou Airlines carried a total of about 2.11 million passengers, or 2.2% of the passengers carried by our Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2020 was RMB1,167 million.

As of December 31, 2020, Zhuhai Airlines operated under the “CZ” code with a fleet of 16 aircraft. In 2020, under the centralized allocation of flight routes of our Group, Zhuhai Airlines carried a total of about 1.74 million passengers, or approximately 1.8% of the total number of passengers carried by our Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2020 was RMB1,041 million.

As of December 31, 2020, Guizhou Airlines operated under the “CZ” code with a fleet of 20 aircraft. In 2020, under the centralized allocation of flight routes of our Group, Guizhou Airlines carried a total of about 2.80 million passengers, or approximately 2.9% of the total number of passengers carried by our Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB1,572 million for the year ended December 31, 2020.

As of December 31, 2020, Chongqing Airlines operated under the “OQ” code with a fleet of 30 aircraft. In 2020, under the centralized allocation of flight routes of our Group, Chongqing Airlines carried a total of about 3.33 million passengers, or 3.4% of the total number of passengers carried by our Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2020 was RMB2,117 million.

As of December 31, 2020, Henan Airlines operated under the “CZ” code with a fleet of 30 aircraft. In 2020, under the centralized allocation of flight routes of our Group, Henan Airlines carried a total of about 4.34 million passengers, or approximately 4.5% of the total number of passengers carried by our Group in that year. Total traffic revenue of Henan Airlines was approximately RMB2,427 million for the year ended December 31, 2020.

Freight and Logistic Subsidiary

Southern Airlines Freight and Logistic (Guangzhou) Co., Ltd., or Freight and Logistic Company, was established in June 2018 with registered capital of RMB1.8 billion. It mainly conducts logistics operations. In 2020, Freight and Logistic Company had an operating revenue of RMB15,397 million and a net profit of RMB4,013 million, representing an increase of 80.29% and 990.49% from 2019, respectively. As at December 31, 2020, Freight and Logistic Company’s total assets amounted to RMB9,211 million and net assets amounted to RMB6,391 million.

In December 2020, the Company, Freight and Logistic Company and certain third parties investors entered into a capital increase agreement. Pursuant to this agreement, the third party investors made capital contribution of approximately RMB3,355 million into the Freight and Logistic Company. After the capital contribution, the Company’s equity interests in the Freight and Logistic Company decreased from 100% to 55%.

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

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$61,304) per passenger. As of July 31, 2005, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 128,821 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not attributable to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which we are subject to.

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

We own various trademarks and trade names related to our business. The names “China Southern” and “China Southern Airlines” contain Chinese words of common usage and are therefore not eligible for registration as trade names under current Chinese law. The kapok logo is a trademark registered in China and recorded with the International Air Transport Association (“IATA”), the rights to which are owned by CSAH. Our Company and CSAH have entered into a trademark license agreement (the “Trademark License Agreement”), pursuant to which CSAH has licensed to our Group the right to use the names “China Southern” and “China Southern Airlines” in both English and Chinese and granted our Company a ten-year renewable license from 1997 to use the kapok logo on a world-wide basis. CSAH has retained the right to use the kapok logo in connection with its non-airline related businesses conducted as of the date of the Trademark License Agreement and to permit its affiliates that do not compete, directly or indirectly, with our Group to use the kapok logo. Unless CSAH gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May of 2017, the Trademark License Agreement was automatically renewed by the two parties for another ten-year term ending 2027. Xiamen Airlines owns all rights to its egret logo, which is a trademark registered in China, and recorded with the IATA. Chongqing Airlines also owns all rights to its logo, which is a trademark registered in China, and recorded with the IATA.

Iran Sanctions Disclosure

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, or the Exchange Act, if during 2020, our Company or any of our affiliates have engaged in certain transactions with Iran or with persons or entities designated under certain executive orders, our Company would be required to disclose information regarding such transactions in our Annual Report as required under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA. In 2020, our Company operated air services to and from Iran through the specifically designated route of “Beijing—Urumqi—Tehran—Urumqi – Beijing” (the “Iran Route”) and engaged in international traffic in passengers, cargo and mail. At the beginning of 2020, we carried out four round-trip flights per week of the “Iran Route”. However, due to the COVID-19 pandemic, the flights of the “Iran Route” have been suspended since February 2020.

In order to provide our aviation services in Iran, our Company has entered into certain ground service agreement with Iran Air whereby Iran Air provides our Company with ground service, maintenance and other support services in return for certain service fees to be paid by our Company in accordance with the agreement. Our Company does not provide, nor has it ever provided, any equipment, component, or technology to Iran. The services rendered by our Company to Iran are limited to the provision of international traffic for passengers, cargo and mail and those services provided by our local offices and agents to customers. Our Company does not operate flights within Iran.

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

Our Company does not anticipate any significant change in our services to Iran, either by way of increasing significantly the size of or altering the nature of our operations in the territory. For the year ended December 31, 2020, the asset of Iran office and revenue generated from the air services to Iran amounted to US$0.99 million and US$0.08 million, representing only 0.0020% and 0.0006% of the total assets and total revenue generated by our Group as of and for the year ended December 31, 2020, respectively. Therefore, our Company believes that our operations in Iran for the year ended December 31, 2020 were inconsequential and quantitatively immaterial to our business, financial condition and results of operations.

C. ORGANIZATIONAL STRUCTURE

The following chart illustrates the corporate structure of our Group as of December 31, 2020 and the aggregate effective equity interest of our Company in each of our principal subsidiaries, associates and jointly controlled entities.

The particulars of our principal subsidiaries as of December 31, 2020 are as follows:

Name of Company	Place and Date of Establishment/Operation	Proportion of Ownership Interest Held by our Company
Xiamen Airlines Company Limited	PRC August 11, 1984	55%
Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Guizhou Airlines Company Limited	PRC June 17, 1998	60%
Chongqing Airlines Company Limited	PRC May 30, 2007	60%
China Southern Airlines Henan Airlines Company Limited	PRC September 27, 2013	60%
Southern Airlines Freight and Logistic (Guangzhou) Co., Ltd.	PRC June 8, 2018	55%

The particulars of our principal associates and joint ventures as of December 31, 2020 are as follows:

		Proportion of Ownership Interest Held by
Name of Company	Place and Date of Establishment/Operation	Group Effective Interest	Our Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	PRC October 28, 1989	50%	50%	—
Southern Airlines Group Finance Company Limited	PRC June 28, 1995	48.59%	41.81%	6.78%
Sichuan Airlines Co., Ltd.	PRC August 28, 2002	39%	39%	—
Southern Airlines Culture and Media Co., Ltd.	PRC May 13, 2004	40%	40%	—
MTU Maintenance Zhuhai Co., Ltd.	PRC March 1, 2001	50%	50%	—

D. PROPERTY, PLANTS AND EQUIPMENT

For a discussion of our aircraft, see Item 4 “Information on our Company-History and development of our Company – Aircraft Acquisitions.”

Our headquarters in Guangzhou occupy an area of approximately 1,526,887 square meters of land and a total gross floor area of approximately 1,016,105 square meters. We lease land in Guangzhou on which our headquarters and other facilities are located from CSAH. We also lease from CSAH certain buildings mainly at Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.

Our principal properties are located at our headquarters site and at our route bases. The following table sets forth certain information with respect to our properties at our headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	1,437,958	88,929	933,974	82,131
Shenzhen	256,280	—	124,505	5,730
Zhuhai	151,942	81,413	20,124	3,601
Changsha	255,422	6,238	81,293	12,536
Haikou	346,820	—	58,443	4,763
Wuhan	284,339	32,579	36,429	18,669
Nanyang	—	1,140,015	11,936	16,439
Sanya	96,343	—	64,698	—
Shenyang	142,199	27,082	28,743	42,361
Dalian	—	158,240	64,226	27,194
Jilin	142,316	46,056	85,274	7,167
Harbin	30,969	248,799	68,893	32,372
Xinjiang	18,246	540,070	163,225	10,214
Guangxi	74,471	—	52,554	—
Beijing	7,045,440	—	885,629	—
Shanghai	42,292	5,333	95,506	—
Chengdu	—	—	1,964	3,944
Qingdao			763
Hefei	—	—	2,321	—
Sydney	—	—	1,151	—
Amsterdam			555
Xi’an	54,277	—	4,364	—
Yunnan	—	—	2,003	—
Hangzhou	—	—	871	—
Nanjing			1,704

The following table sets forth certain information with respect to the properties of the subsidiaries named below as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Xiamen Airlines	451,233	—	626,871	24,788
Shantou Airlines	137,075	—	88,865	—
Zhuhai Airlines	120,006	—	72,074	2,390
Guizhou Airlines	254,871	—	33,646	—
Chongqing Airlines	82,449	—	68,242	—
Henan Airlines	364,255	—	64,892	—
Zhuhai Xiang Yi Aviation Technology Co., Ltd.	132,088	—	52,323	3,570

We lease certain lands and buildings from CSAH, some of which are lacking adequate documentation evidencing CSAH’s rights to such land and buildings. As a consequence, the relevant lease agreements between CSAH and our Company for such land or building may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements against a third party. There are certain other parcels of land and buildings owned or used by us that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair our ability to dispose of or mortgage such land use rights and buildings. As of the date of this Annual report, the Group was in the process of applying for the land use right certificates and property title certificates in respect of the properties located in several cities in which the Group has interests and for which such certificates have not been granted. Our directors are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that we have not yet obtained the relevant land use right certificates and property title certificates.

On August 14, 2007, we entered into an assets transfer agreement with CSAH, pursuant to which we purchased from CSAH certain assets including 19 buildings with aggregate area of 21,962.25 square meters. These buildings were not with a property title certificate at the time of our purchase. CSAH undertook to obtain the relevant property title certificate for these buildings by December 30, 2019 and obtained the certificates for 12 of these buildings as of December 20, 2019. CSAH was unable to obtain the certificates for the rest of the buildings due to restrictions imposed by PRC laws and regulations. With respect to these buildings which do not have the property title certificates, CSAH undertakes to (i) apply for such certificates at its cost if the restrictions imposed by PRC laws and regulations no longer exist, and (ii) indemnify us if we suffer any losses resulted from third party claims arising from the lack of property title certificates of these buildings or from our ordinary business operation being affected by the defects of title of these buildings.

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

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Our critical accounting policies are set forth in Note 3 to the consolidated financial statements. We believe that the following critical accounting policies involve the key accounting judgments and estimates used in the preparation of our financial statements.

Impairment of long-lived assets (other than goodwill)

As discussed in Note 2(l)(iii) to the consolidated financial statements included elsewhere in this Annual Report, at the end of each reporting period, the Group tests for impairment for long-lived assets or cash-generating units (“CGUs”) (a portion of which related to aircraft and other flight equipment including rotables in property, plant and equipment, aircraft and engines in right-of-use assets (“aircraft and related equipment”)) to determine whether the recoverable amounts have declined below the carrying amounts. If circumstances indicate that the carrying amount of long-lived assets or CGUs may not be recoverable, the assets or CGUs may be considered “impaired”, and an impairment loss may be recognized.

The recoverable amount of assets or CGUs is the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be publicly available, the Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and operating costs and discount rates. In particular, in determining the value in use of the Group’s aircraft and related equipment, significant judgments are required on the accounting estimates which are based on the assumptions relating to traffic revenue growth rates, operating costs growth rates and discount rates applied, among which, operating costs consist of jet fuel costs, landing and navigation fees, maintenance expenses, payroll and welfare.

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

Income tax

Deferred tax assets are recognized related to operating loss carry forwards that will reduce future taxable income. The Group needs to make judgments and estimates in assessing the realizability of the operating loss carry forwards. Different estimates could significantly affect the deferred income tax assets and income tax expense in the year in which such determination is made.

Depreciation and amortization

As disclosed in Note 2(i) and Note 2(k) to the consolidated financial statements, components related to engine overhaul costs under property, plant and equipment and right-of-use assets were depreciated on the units of production method based on flying hours. The expected flying hours of engines are based on the Group’s historical overhaul experience with similar engine models. Except for components related to engine overhaul costs, other property, plant and equipment and right-of-use assets are depreciated or amortized on a straight-line basis over the estimated useful lives or lease term, which is shorter, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation and amortization expense to be recorded during any financial year. The depreciation and amortization expense for future periods is adjusted if there are significant changes from previous estimates.

Provision for major overhauls

As disclosed in Note 2(k) and Note 2(ab) to the consolidated financial statements, provision for the cost of major overhauls to fulfil the lease return conditions involves estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airline-related developments. Different estimates could significantly affect the estimated provision and the results of operations.

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

COVID-19 Pandemic

The COVID-19 pandemic, along with the measures governments and private organizations worldwide have implemented in an attempt to contain the spread of this pandemic, resulted in a severe decline in demand for air travel in 2020, which in turn adversely affected our business, results of operations and financial condition. We responded proactively to the pandemic to mitigate its effects on our business by taking various measures, including reducing capacity, slowing down the introduction of new aircraft and implementing expense management to better align our cost with our reduced schedule. Despite these steps, the cost-saving measures we implemented in 2020 have not made up for the loss in revenues as a result of decreased ticket sales due to the pandemic. The Company recorded a loss in the operating results of RMB11,827 million for the year 2020. The continuing impact of the pandemic, and changes in passenger flight use that may result, are likely to have a significant effect on our business and operating results in the future. See Item 3. Key Information – D. Risk Factors – “The outbreak and global spread of COVID-19 and the persistence of the resulting pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business” and Item 4. Information of the Company – B. Business Overview – “Impact of the COVID-19 Pandemic” for additional discussion regarding the impact of the COVID-19 pandemic on our operation results and financial condition.

Financial and operating leverage

Like most airlines, we are subject to a high degree of financial and operating leverage. A significant percentage of our operating expenses are fixed costs that do not vary proportionally to our yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor costs for flight crew, cabin crew and ground personnel. Thus, a minor change in our yields or load factors could have a material effect on our results of operations. In addition, certain of these expenses, primarily financing costs and labor costs and depreciations do not vary proportionally to the number of flights flown. Thus, even a minor change in aircraft utilization rates may affect our results of operations. We are and will continue to be highly leveraged with substantial liabilities denominated in foreign currencies and, accordingly, the results of our operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. Our net exchange gain of RMB3,485 million was recorded in 2020, primarily attributable to the exchange difference arising from the lease liabilities denominated in USD along with the appreciation of Renminbi against the U.S. dollar.

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

Seasonality

Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second half of the year than in the first half of the year due to the greater demand for air travel during the summer months, although such traditional seasonal trends were disrupted in 2020 due to the significantly reduced travel demand resulting from the COVID-19 pandemic. See “Item 3. Key Information – Risk Factors – Our results of operations tend to be volatile and fluctuate due to seasonality” for additional discussion.

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

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,			2020 vs. 2019% increase	2019 vs. 2018% increase
Traffic	2020	2019	2018	(decrease)	(decrease)
RPK (million)
Domestic	140,135.20	195,239.18	178,972.96	(28.22)	9.09
Regional	239.14	3,258.71	3,304.83	(92.66)	(1.40)
International	13,065.60	86,422.92	76,916.01	(84.88)	12.36
Total	153,440.11	284,920.82	259,193.80	(46.15)	9.93
RTK (million)
Domestic	13,720.92	18,897.97	17,437.56	(27.39)	8.38
Regional	30.19	312.80	315.39	(90.35)	(0.82)
International	7,053.76	13,414.05	12,580.72	(47.42)	6.62
Total	20,804.88	32,624.82	30,333.67	(36.23)	7.55
Passengers carried (thousand)
Domestic	93,911.34	128,706.50	119,494.01	(27.03)	7.71
Regional	213.22	2,480.54	2,527.08	(91.40)	(1.84)
International	2,731.48	20,445.12	17,863.96	(86.64)	14.45
Total	96,856.04	151,632.16	139,885.04	(36.12)	8.40
Cargo and mail carried (thousand tons)
Domestic	817.51	1,052.13	1,043.91	(22.30)	0.79
Regional	9.12	23.27	21.85	(60.80)	6.50
International	634.19	688.16	666.52	(7.84)	3.25
Total	1,460.83	1,763.57	1,732.28	(17.17)	1.81
Capacity
ASK (million)
Domestic	193,935.93	235,216.49	216,160.94	(17.55)	8.82
Regional	550.91	4,367.53	4,383.59	(87.39)	(0.37)
International	20,235.13	104,477.84	93,876.41	(80.63)	11.29
Total	214,721.97	344,061.86	314,420.95	(37.59)	9.43
ATK (million)
Domestic	22,182.70	26,803.84	24,549.52	(17.24)	9.18
Regional	70.71	506.71	503.53	(86.04)	0.63
International	11,638.87	19,123.06	17,674.93	(39.14)	8.19
Total	33,892.28	46,433.61	42,727.99	(27.01)	8.67

				2020 vs. 2019 increase (decrease) Percentage points	2019 vs. 2018 increase (decrease) Percentage points
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	72.26	83.00	82.80	(10.74)	0.20
Regional	43.41	74.61	75.39	(31.20)	(0.78)
International	64.57	82.72	81.93	(18.15)	0.79
Average	71.46	82.81	82.44	(11.35)	0.37
Overall load factor (RTK/ATK) (%)
Domestic	61.85	70.50	71.03	(8.65)	(0.53)
Regional	42.70	61.73	62.63	(19.03)	(0.90)
International	60.61	70.15	71.18	(9.54)	(1.03)
Average	61.39	70.26	70.99	(8.88)	(0.73)
				2020 vs. 2019% increase	2019 vs. 2018% increase
Yield
Yield per RPK (RMB)				(decrease )	(decrease )
Domestic	0.41	0.52	0.54	(21.15)	(3.70)
Regional	1.05	0.75	0.74	40.00	1.35
International	0.96	0.39	0.39	146.15	/
Average	0.46	0.49	0.49	(6.12)	/
Yield per RTK (RMB)
Domestic	4.34	5.50	5.60	(21.09)	(1.79)
Regional	11.06	8.18	8.13	35.21	0.62
International	3.84	3.10	3.00	23.87	3.33
Average	4.18	4.54	4.55	(7.93)	(0.22)
Financial
Passenger revenue (RMB million)
Domestic	57,793	101,955	95,773	(43.32)	6.45
Regional	251	2,437	2,446	(89.70)	(0.37)
International	12,490	34,110	29,819	(63.38)	14.39
Total	70,534	138,502	128,038	(49.07)	8.17
Cargo and mail revenue (RMB million)	16,493	9,615	10,026	71.53	(4.10)

A. OPERATING RESULTS

The following discussion is based on our historical results of operations. As a result of the factors discussed above, such results of operations may not be indicative of our future operating performance.

2020 compared with 2019

Net loss attributable to equity shareholders of the Company of RMB10,847 million was recorded in 2020 as compared to net profit attributable to equity shareholders of the Company of RMB2,640 million in 2019. The Group’s total operating revenue decreased by RMB61,761 million or 40.02% from RMB154,322 million in 2019 to RMB92,561 million in 2020. Passenger load factor decreased by 11.35 percentage points from 82.81% in 2019 to 71.46% in 2020. Yield per RPK decreased by 6.12% from RMB0.49 in 2019 to RMB0.46 in 2020. Yield per RTK decreased by 7.93% from RMB4.54 in 2019 to RMB4.18 in 2020. Operating expenses decreased by RMB39,497 million or 26.58% from RMB148,608 million in 2019 to RMB109,111 million in 2020. Mainly affected by the impact of the COVID-19 pandemic on the aviation industry, operating loss of RMB11,864 million was recorded in 2020 as compared to operating profit of RMB10,838 million in 2019.

Operating Revenue

The following table sets forth operating revenue for the years indicated:

	2020		2019
	Operating revenue RMB million	Percentage %	Operating revenue RMB million	Percentage %	Change in revenue %
Traffic revenue	87,027	94.02	148,117	95.98	(41.24)
Including: Passenger revenue	70,534		138,502		(49.07)
– Domestic	57,793		101,955		(43.32)
– Hong Kong, Macau and Taiwan	251		2,437		(89.70)
– International	12,490		34,110		(63.38)
Cargo and mail revenue	16,493		9,615		71.53
Other operating revenue	5,534	5.98	6,205	4.02	(10.81)
Mainly including:
Commission income	2,771		2,952		(6.13)
Cargo handling income	507		359		41.23
Ground services income	210		409		(48.66)
General aviation income	508		564		(9.93)
Hotel and tour operation income	390		712		(45.22)
Total operating revenue	92,561	100.00	154,322	100.00	(40.02)

	2020		2019
	Traffic revenue RMB million	Percentage %	Traffic revenue RMB million	Percentage %	Change in traffic revenue %
Passenger revenue	70,534	81.05	138,502	93.51	(49.07)
Cargo and mail revenue	16,493	18.95	9,615	6.49	71.53
Traffic revenue	87,027	100.00	148,117	100.00	(41.24)

	2020		2019
	Passenger revenue RMB million	Percentage %	Passenger revenue RMB million	Percentage %	Change in passenger revenue %
Domestic	57,793	81.94	101,955	73.61	(43.32)
Hong Kong, Macau and Taiwan	251	0.36	2,437	1.76	(89.70)
International	12,490	17.70	34,110	24.63	(63.38)
Total	70,534	100.00	138,502	100.00	(49.07)

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 95.98% and 94.02% of the total operating revenue in 2019 and 2020, respectively. Passenger revenue and cargo and mail revenue accounted for 81.05% and 18.95%, respectively, of the total traffic revenue in 2020. During the reporting period, the Group’s total traffic revenue was RMB87,027 million, representing a decrease of RMB61,090 million or 41.24% from prior year, because of the decrease in passenger revenue which is partially offset by the increase in cargo revenue.

The decrease in operating revenue was primarily due to a decrease in passenger revenue by 49.07% from RMB138,502 million in 2019 to RMB70,534 million in 2020. The total number of passengers carried decreased by 36.12% to 96.86 million passengers in 2020. RPKs decreased by 46.15% from 284,921 million in 2019 to 153,440 million in 2020, primarily due to the decrease in number of passengers carried resulting from insufficient passenger confidence for travel due to the impact of COVID-19 pandemic.

Domestic passenger revenue, which accounted for 81.94% of the total passenger revenue in 2020, decreased by 43.32% from RMB101,955 million in 2019 to RMB57,793 million in 2020. Domestic passenger traffic in RPKs decreased by 28.22%, while passenger capacity in ASKs decreased by 17.55%, resulting in a decrease in passenger load factor by 10.74 percentage points from 83.00% in 2019 to 72.26% in 2020. Yield per RPK decreased by 21.15% from RMB0.52 in 2019 to RMB0.41 in 2020.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 0.36% of total passenger revenue, decreased by 89.70% from RMB2,437 million in 2019 to RMB251 million in 2020. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 92.66%, while passenger capacity in ASKs decreased by 87.39%, resulting in a decrease in passenger load factor by 31.20 percentage points from 74.61% in 2019 to 43.41% in 2020. Passenger yield per RPK increased by 40.00% from RMB0.75 in 2019 to RMB1.05 in 2020.

International passenger revenue, which accounted for 17.70% of total passenger revenue, decreased by 63.38% from RMB34,110 million in 2019 to RMB12,490 million in 2020. For international flights, passenger traffic in RPKs decreased by 84.88%, while passenger capacity in ASKs decreased by 80.63%, resulting in a decrease in passenger load factor by 18.15 percentage points from 82.72% in 2019 to 64.57% in 2020. Passenger yield per RPK increased by 146.15% from RMB0.39 in 2019 to RMB0.96 in 2020.

Cargo and mail revenue, which accounted for 18.95% of the Group’s total traffic revenue and 17.82% of total operating revenue, increased by 71.53% from RMB9,615 million in 2019 to RMB16,493 million in 2020. The increase was mainly attributable to the significant increase of demand for freight, especially international freight, due to the impact of COVID-19 pandemic.

Other operating revenue decreased by 10.81% from RMB6,205 million in 2019 to RMB5,534 million in 2020. The decrease was primarily due to the decrease of commission income, ground services income, general aviation income, and hotel and tour operation income.

Operating Expenses

Total operating expenses in 2020 amounted to RMB109,111 million, representing a decrease of RMB39,497 million or 26.58% compared to that of 2019, as a result of the decrease of various traffic expenses due to the impact of COVID-19 pandemic. Total operating expenses as a percentage of total operating revenue increased from 96.30% in 2019 to 117.88% in 2020.

The table below sets forth our operating expenses for the years indicated:

	2020		2019
	Operating expenses RMB million	Percentage %	Operating expenses RMB	Percentage %	Change in Operating expenses %
Flight operation expenses	37,545	34.41	70,566	47.48	(46.79)
Mainly including:
Jet fuel costs	18,797		42,814		(56.10)
Aircraft operating lease charges	977		1,412		(30.81)
Flight personnel payroll and welfare	10,232		12,709		(19.49)
Maintenance expenses	13,375	12.26	13,057	8.79	2.44
Aircraft and transportation service expenses	18,743	17.18	26,591	17.89	(29.51)
Promotion and selling expenses	5,007	4.59	7,755	5.22	(35.44)
General and administrative expenses	4,088	3.75	4,073	2.74	0.37
Depreciation and amortization	24,590	22.53	24,620	16.57	(0.12)
Impairment losses on property, plant and equipment and right-of-use assets	3,961	3.63	18	0.01	21,906
Hotel and tour operation expenses	317	0.29	587	0.39	(46.00)
External air catering service expenses	333	0.31	336	0.23	(0.89)
Financial institution charges	84	0.08	217	0.15	(61.29)
Cargo handling expenses	400	0.36	311	0.21	28.62
Others	668	0.61	477	0.32	(40.04)
Total operating expenses	109,111	100.00	148,608	100.00	(26.58)

Flight operation expenses, which accounted for 34.41% of total operating expenses, decreased by 46.79% from RMB70,566 million in 2019 to RMB37,545 million in 2020, mainly resulting from the decrease of traffic volume due to the impact of COVID-19 pandemic and the decrease of employee emolument.

Maintenance expenses, which accounted for 12.26% of total operating expenses, stayed at the same level in amounts as compared to 2019.

Aircraft and transportation service expenses, which accounted for 17.18% of total operating expenses, decreased by 29.51% from RMB26,591 million in 2019 to RMB18,743 million in 2020. The decrease was primarily due to a decrease in the amounts of take-off and landing fees and navigation fees, from RMB17,658 million in 2019 to RMB10,857million in 2020, resulting from the decrease of the number of flights due to the impact of COVID-19 pandemic.

Promotion and selling expenses, which accounted for 4.59% of total operating expenses, decreased by 35.44% from RMB7,755 million in 2019 to RMB5,007 million in 2020, mainly due to the decrease in sales commission and computer reservation services charges due to the impact of COVID-19 pandemic.

General and administrative expenses, which accounted for 3.75% of the total operating expenses, stayed at the same level in amounts as compared to 2019.

Depreciation and amortization expenses, which accounted for 22.53% of the total operating expenses, remained at the same level in amounts as compared to 2019. It was mainly due to the net effect of the increase in depreciation and amortization expenses along with the expansion of fleet, and the decrease in depreciation and amortization expenses as a result of the change in depreciation method of components related to engine overhaul costs under property, plant and equipment and right-of-use assets since April 1, 2020.

Impairment losses on property, plant and equipment and right-of-use assets, which accounted for 3.63% of the total operating expenses, increased from RMB18 million in 2019 to RMB3,961 million in 2020, mainly due to the increase of impairment provision for aircraft and related equipment.

Operating (Loss)/Profit

Operating loss of RMB11,864 million was recorded in 2020 (2019: Operating profit of RMB10,838 million). The decrease in operating profit was mainly resulting from the decrease in traffic revenue due to the impact of the COVID-19 pandemic on the aviation industry.

Other Net Income

Other net income decreased by RMB438 million from RMB5,124 million in 2019 to RMB4,686 million in 2020, mainly resulted from the decrease in penalty income from group tickets along with the decreased number of international flights, and the decrease in non-refundable airport construction fees and overseas airport taxes, both due to the impact of the COVID-19 pandemic.

Interest Expense and Net Exchange Gain/(Loss)

Interest expense increased by RMB871 million from RMB5,845 million in 2019 to RMB6,716 million in 2020, mainly due to the decrease in capitalized interest.

Net exchange gain of RMB3,485 million was recorded in 2020, as compared with a net exchange loss of RMB1,477 million in 2019. Net exchange gain was primarily attributable to exchange difference arising from the lease liabilities denominated in USD, along with the appreciation of Renminbi against the U.S. dollar.

Income Tax

Income tax gains of RMB3,368 million was recorded in 2020 (2019: income tax expenses of RMB971 million was recorded). The effective tax rate in 2020 was 22.17% (2019: 23.95%).

2019 compared with 2018

For a discussion of the comparison of our results of operation between 2018 and 2019, please see the section headed “Item 5. Operating and Financial Review and Prospects: A. Operating Results” in the Annual Report for the fiscal year ended December 31, 2019 on the Form 20-F filed with the Securities and Exchange Commission on April 28, 2020.

B. LIQUIDITY AND CAPITAL RESOURCES

Generally, we meet our working capital and capital expenditure requirements through cash from our operations, the proceeds from issuance of bonds, the proceeds of certain long-term and short-term bank loans and lease financing.

As of December 31, 2020, we had banking facilities with several PRC commercial banks for providing loan financing up to approximately RMB315,452 million to our Group. As of December 31, 2020, approximately RMB228,188 million was unutilized. As of December 31, 2020 and 2019, our cash and cash equivalents were RMB25,419 million and RMB1,849 million, respectively.

Net cash generated from operating activities in 2020, 2019 and 2018 amounted to RMB2,698 million, RMB31,175 million and RMB15,388 million, respectively. Our Group’s operating cash inflows are primarily derived from the provision of air transportation and related services to customers. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and transportation services, and others. Net cash generated from operating activities decreased from RMB31,175 million in 2019 to RMB2,698 million in 2020, primarily due to the decrease of cash inflow from air transportation and related services to customers affected by the COVID-19 in the reporting period.

Net cash used in investing activities in 2020, 2019 and 2018 were RMB8,049 million, RMB14,427 million, and RMB20,517 million, respectively. Cash capital expenditures in 2020, 2019 and 2018 were RMB11,061 million, RMB15,622 million, and RMB24,033 million, respectively, primarily representing less investments in aircraft and flight equipment under our fleet introduction plans and less investments in other facilities and buildings used in operations.

Net cash generated from financing activities were RMB28,945 million in 2020, as compared to net cash used in financing activities of RMB21,833 million in 2019. Net cash inflow from borrowings and repayments of borrowings amounted to RMB30,085 million in 2020, while net cash outflow from borrowings and repayments of borrowings amounted to RMB3,354 million in 2019. The borrowings were used for capital expenditures and general working capital. Capital element of lease rentals paid was RMB20,670 million in 2020, while repayment of capital leases in 2019 were RMB17,784 million, resulting from the increase of aircraft acquisitions.

Net cash generated from financing activities amounted to RMB5,220 million in 2018. Net cash inflow from borrowings and repayments of borrowings amounted to RMB5,780 million in 2018. The borrowings were used for capital expenditures and general working capital. Repayment of capital leases amounted to RMB10,433 million in 2018, resulting from the increase of aircraft acquisitions under capital leases.

On September 27, 2018, we issued 1,578,073,089 A shares in total to CSAH at issue price of RMB6.02 per A Share pursuant to the subscription agreement dated June 26, 2017 entered into between CSAH and us (as amended by the supplemental agreement dated September 19, 2017). The gross proceeds and net proceeds raised from such issuance are approximately RMB9,500 million and RMB9,488 million respectively, which were used for introducing aircraft and installation of lightweight seats for aircraft. As of December 31, 2020, the proceeds from this issuance have been utilized.

On February 21, 2019, we issued the first tranche of 2019 corporate bonds with an aggregate nominal value of RMB3,000 million at an interest rate of 3.45% per annum. On May 16, 2019, we issued the second tranche of 2019 corporate bonds with an aggregate nominal value of RMB2,000 million at an interest rate of 3.72% per annum. On November 20, 2019, Xiamen Airlines issued the first tranche of 2019 corporate bonds with an aggregate nominal value of RMB1,500 million at an interest rate of 3.58% per annum. On March 16, 2020, Xiamen Airlines issued the first tranche of 2020 corporate bonds with an aggregate nominal value of RMB1,000 million at an interest rate of 2.95% per annum. The 2019 and 2020 corporate bonds mature in three years. The proceeds from the issuance of the corporate bonds will be used to replenish working capital and repay corporate debts.

In November 2020, we received CSRC approval on our proposed public issuance of short-term corporate bonds to professional investors having a gross minimal value not exceeding RMB10,000 million. The short-term corporate bonds will be issued in multiple tranches. The issuance of the first tranche must be completed within 12 months from the date of the approval and the issuance of the remaining tranches must be completed within 24 months from the date of the approval. The proceeds from the issuance of the short-term corporate bonds will be used to replenish working capital and repay corporate debts.

In October 2020, we issued a total of 160,000,000 bonds convertible to A Shares, with a nominal value of RMB100 each and an aggregate value amounting to RMB16,000 million. The convertible bonds were issued at nominal value and the initial conversion price was RMB6.24 per share. The bonds have a term of six years from the date of the issuance, which commences from October 15, 2020 and ends on October 14, 2026. The bonds will bear an interest at the rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. If the conversion rights have not been exercised in five transaction days after maturity, the bond will be redeemed at 106.5% of par value (including the interest for the sixth year). The proceeds from the issuance of the convertible bonds will be used for purchase of aircraft and aviation equipment and maintenance projects, introduction of our spare engine project and supplement of working capital.

On 15 April 2020, the Company issued 608,695,652 H Shares in total to Nan Lung at the issue price of HK$5.75 per H Share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and Nan Lung. The net price of each new H Share issued was HK$5.74 per H Share. The proceeds from this issuance will be utilized to supplement the general working capital of the Company.

On 18 June 2020, the Company issued 2,453,434,457 A Shares in total to CSAH at the issue price of RMB5.21 per A Share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and CSAH. The net price of each new A Share issued was RMB5.21 per A Share. The proceeds from this issuance will be utilized in the procurement of aircraft and the repayment of the Company’s borrowings.

As of December 31, 2020, our aggregate long-term borrowings and lease liabilities (including borrowings and lease liabilities due within one year) were RMB163,161 million, among which RMB24,744 million, RMB27,707 million, RMB31,571 million, RMB15,655 million and RMB63,484 million, respectively, is due in 2021, 2022, 2023, 2024 and thereafter. Lease liabilities were mainly denominated in U.S. dollars, Euro and Japanese Yen. In the normal course of business, we are exposed to fluctuations in foreign currency exchange. Our exposure to foreign currency exchange primarily resulted from our foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects our results significantly because our foreign currency liabilities generally exceed our foreign currency assets. We are not able to hedge our foreign currency exposure effectively other than by retaining our foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2020, our short-term bank loans amounted to RMB25,286 million, and our weighted average interest rate on short-term bank loans was 2.23% per annum. As of December 31, 2020, our outstanding ultra-short-term financing bills were RMB10,999 million. The primary use of the proceeds of our short-term bank loans and ultra-short-term financing bills is to finance working capital and capital expenditure needs. We have generally been able to arrange short-term borrowings with domestic banks in China as necessary and believe we can continue to obtain them based on our well-established relationships with various lenders.

As of December 31, 2020, the amounts of our lease liabilities were RMB121,213 million, predominately for aircraft, among which RMB20,930 million, RMB20,045 million, RMB18,765 million, RMB15,102 million and RMB46,371 million, respectively, is due in 2021, 2022, 2023, 2024 and thereafter.

As of December 31, 2020, we had a working capital deficit of RMB56,696 million, as compared to a working capital deficit of RMB78,752 million as of December 31, 2019. Historically, we operated in a negative working capital position, relying on cash inflow from operating activities, proceeds from ultra short-term financing bills and short-term bank loans to meet our short-term liquidity and working capital needs. In 2020 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflows from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditure. As of December 31, 2020, we had banking facilities with several PRC commercial banks for providing loan financing up to approximately RMB315,452 million, of which approximately RMB228,188 million was unutilized, whereas in 2019, we received loan financing up to approximately RMB308,343 million, of which RMB251,165 million was unutilized.

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

As of December 31, 2020, we had capital commitments as follows:

	2021	2022	2023	2024	2025 and onwards	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Acquisition of aircraft and related equipment	28,382	15,033	11,910	1,222	—	56,547
Others	4,130	2,254	1,429	1,359	1,277	10,449
Total capital commitments	32,512	17,287	13,339	2,581	1,277	66,996

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2020, our cash and cash equivalents amounted to RMB25,419 million, and 1.86% of which were denominated in U.S. Dollars, Hong Kong Dollars, Euro, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB228,188 million, we expect that we will have sufficient funding sources to meet our cash requirements in the foreseeable future.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

None.

D. TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2020, that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For a detailed description of the guarantees that we provided for pilot trainees’ personal bank loans related to their respective flight training expenses, please refer to Note 52(c) to the consolidated financial statements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our obligations and commitments to make future payments under contracts and under commitments (excluding share of commitments of a joint venture) as of December 31, 2020.

	As of December 31, 2020 Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term bank loans and ultra-short-term bills (Note 1)	36,631	36,631	—	—	—
Long-term bank and other loans (Note 1)	49,707	4,747	8,350	15,420	21,190
Lease liabilities	140,776	25,752	23,989	54,653	36,382
Aircraft purchase commitments (Note 2)	56,547	28,382	26,943	1,222	—
Other capital commitments	10,449	4,130	5,042	1,277	—
Total	294,110	99,642	64,324	72,572	57,572

Note 1 Interest on variable rate loans was estimated based on the current rate in effect at December 31, 2020.

Note 2 Amounts shown are net of previously paid purchase deposits.

G. SAFE HARBOR

See the section headed “Forward-looking Statements” at the beginning of this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors, senior management and supervisors. There were certain changes in our directors, senior management and supervisors as of April 23, 2021, details of which are set forth below.

Name	Position	Gender	Age
*Wang Changshun	Chairman of the Board, Executive Director	Male	63
Ma Xulun Han Wensheng	Chairman of the Board, Executive Director, President Executive Director	Male Male	56 54
Zheng Fan	Independent Non-executive Director	Male	65
Gu Huizhong	Independent Non-executive Director	Male	64
Tan Jinsong	Independent Non-executive Director	Male	56
Jiao Shuge	Independent Non-executive Director	Male	55
Li Jiashi	Chairman of the Supervisory Committee, Supervisor	Male	59
Lin Xiaochun	Supervisor	Male	49
Mao Juan	Supervisor	Female	48
*Xiao Lixin	Executive Vice President, Chief Accountant and Chief Financial Officer	Male	54
Yao Yong	Executive Vice President, Chief Accountant and Chief Financial Officer	Male	51
Zhang Zhengrong	Executive Vice President	Male	58
Luo Laijun	Executive Vice President	Male	49
Wu Yingxiang	Executive Vice President	Female	47
Ren Jidong	Executive Vice President	Male	56
Cheng Yong	Executive Vice President	Male	59
Wang Zhixue	Executive Vice President	Male	60
Li Tongbin	Executive Vice President and Chief Engineer	Male	59
Su Liang	Chief Economist	Male	59
Chen Weihua Li Shaobin	Chief Legal Adviser Chief Training Officer	Male Male	54 57
Xie Bing	Company Secretary, Secretary to the Board	Male	47
Feng Huanan	COO Flight Safety	Male	58
*Guo Jianye	Chief Customer Officer	Male	58
Luo Minghao	Chief Pilot	Male	58
Zhu Hailong	Chief Operation Officer	Male	57

Notes: * represents the personnel has already resigned as at the end of the reporting period.

Directors

Ma Xulun, male, born in July 1964 (aged 56), graduated from the School of Mechanical Science & Engineering of Huazhong University of Science & Technology, majoring in industrial engineering. He has a master’s degree of engineering and is a certified public accountant. He started his career in August 1984, and joined the Chinese Communist Party in October 1990. He has been the Vice President of China National Materials Storage and Transportation Corporation, the Deputy Director General of the Finance Department of the CAAC, the Vice President and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as the Vice President of general affairs and the Deputy Party Secretary of Air China Corporation Limited in October 2002; and served as a director, the President and the Deputy Party Secretary of Air China Limited in September 2004. He served as a Party Member of China National Aviation Holding Company and a Director, the President and the Deputy Party Secretary of Air China Limited in December 2004, and the Vice President and a Party Member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as the Deputy Party Secretary of China Eastern Air Holding Company and the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited. He served as the Secretary to the Party Committee and the Vice President of China Eastern Air Holding Company and the President of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as a Director, the President and the Deputy Party Secretary of China Eastern Air Holding Company, and the Vice Chairman, the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited in December 2016. In February 2019, he served as the Director, the President and the Deputy Party Secretary of CSAH. In March 2019, he acted as the President of the Company. In May 2019, he acted as the Vice Chairman of the Company. In December 2020, he served as the President and Party Secretary of CSAH and Chairman and President of the Company.

Han Wensheng, male, born in January 1967 (aged 54), graduated from the Management Department of Tianjin University, majoring in engineering management, with qualification of a master’s degree. He obtained a master’s degree of Engineering and is an economist. He began his career in August 1987 and joined in the Chinese Communist Party in May 1985. He served as the Deputy Director General of Cadre Training Center of the Company, the Director of the Research Bureau of the Company, the General Manager of the Labour Department and the Secretary of the CPC General Committee of the Company, the Deputy Director General and a member of Party Committee of the Commercial Steering Committee, the General Manager as well as the Deputy Party Secretary of the Sales and Marketing Department of the Company, and the General Manager and Deputy Party Secretary of Shanghai base. He acted as the Deputy Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and the Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as the Vice President and the Party Member of CSAH from October 2016. From November 2017, he served as the Vice President and the Party Member of CSAH and the Vice President and Party Member of the Company. He was appointed as a Director and the Deputy Party Secretary of CSAH and the Vice President of the Company in November 2018. From December 2018, he served as the Deputy Party Secretary of the Company. In January 2019, he served as a Director and Deputy Party Secretary of CSAH. In May 2019, he served as a Director of the Company. Currently, he also acts as the Vice Chairman of Sichuan Airlines Corporation Limited and the Standing Committee Member of the 12th session of Guangdong Provincial Committee of Chinese People’s Political Consultative Conference.

Zheng Fan, male, born in November 1955 (aged 65), graduated with a bachelor’s degree from Beijing Normal University majoring in School Education and is a senior expert of political science. Mr. Zheng is a CPC member and began his career in 1974. He served as a teacher of Faculty of Education at Beijing Normal University from February 1982. He worked as a cadre at public relationship department of the Chinese Communist Party Central Committee and was a Deputy Director level investigator from January 1986, Deputy Director-general (temporary post) of public relationship department of CBRC Shenzhen Municipality Luohu District Committee and Deputy Director General (temporary post) of public relationship department of Shenzhen Committee of Communist Party of China from March 1988, Deputy Director of public relationship department of CBRC Shenzhen Municipality Futian District Committee and Office Director of working committee under the CBRC Shenzhen Municipality Committee from March 1991. Since August 1994, he has been appointed as General Manager of general administration office of Overseas Chinese Town Economic Development Company, General Manager’s assistant of OCT Group and Managing Director of Overseas Chinese Town (HK) Company Limited since December 1997, Deputy Secretary of the Party Committee, Secretary of Discipline Inspection Commission and Chief Cultural Officer of Overseas Chinese Group Company since August 2000, Secretary of the Party Committee and Vice-President of Overseas Chinese Group Company since March 2008, Secretary of the Party Committee and Vice-Chairman of Overseas Chinese Town Company Limited since January 2010. He acted as Council Member of China Overseas Exchange Association, Director of relation of the Two Shores Across the Strait Association, Vice President of Council for the Promotion of Guangdong-Hong Kong-Macao Corporation and Vice-Chairman of Guangdong Province Association of Entrepreneurs. He was also a Congressman of the 4th term and 5th term of the People’s Congress for Shenzhen Municipality and a member of the 11th session of Guangdong Provincial Committee of Political Consultative Conference. Mr. Zheng has been an Independent Non-executive Director of the company since 20 December 2017.

Gu Huizhong, male, born in November 1956 (aged 64), graduated with a master’s degree from Zhengzhou Aviation Industry Institute and Beihang University majoring in International Finance and is a senior accountant at a professor level. Mr. Gu is a CPC member and began his career in 1974. He served as Deputy Chief and Chief of the General Office of Financial Division of Aviation Industry Department, Director of International Affairs Financial Division of Aviation Industry Corporation of China, General Manager of Zhongzhen Accounting Consultative Corporation, Vice Director General of Financial Department of Aviation Industry Corporation of China and Deputy Director-General of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of the Communist Party and Vice President of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of Party Leadership Group, Vice President and Chief Accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, Vice President and Chief Accountant of Aviation Industry Corporation of China. He previously served as Chairman of AVIC I International Leasing Co., Ltd., Chairman of AVIC I Financial Co., Ltd., Chairman of CATIC International Holdings Limited, Chairman of AVIC Capital Co., Ltd. and Chairman of AVIC International Vanke Company Limited. Currently, he is serving as an external director of Ansteel Group Co., Ltd. and Vice Chairman of the Accounting Society of China. Mr. Gu has been an Independent Non-executive Director of the Company since December 2017.

Tan Jinsong, male, born in January 1965 (aged 56), graduated from Renmin University of China with an on-job doctor’s degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant and a CPC member. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Sun Yat-sen University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Sun Yat-sen University. He is also a member of the China National MPAcc Education Steering Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a Council Member of China Audit Society. Currently, Mr. Tan also serves as the Independent Director of COSCO SHIPPING Specialized Carriers Co., Ltd., Shanghai RAAS Blood Products Co., Ltd., Zhuhai Huafa Industrial Company Limited and Media Real Estate Holding Limited. Mr. Tan has been an Independent Non-executive Director of the Company since December 26, 2013.

Jiao Shuge, male, born in February 1966 (aged 55), with a master’s degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shandong University with a bachelor’s degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a master’s degree in Engineering. Mr. Jiao has extensive experience in funds management and equity investment. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (“CDH Investments”) and is the founder of CDH Investments. He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of Direct Investment Department of China International Capital Corporation Ltd. (“CICC”). Mr. Jiao was the Non-executive Director of China Yurun Food Group Limited and China Shanshui Cement Group Limited. He is also the President of Fujian Nanping Nanfu Battery Company Limited, Inner Mongolia Hetao Spirit Group Company Limited, Wuhu Zhengding Investment Management Co., Ltd. and other companies; He acted as a director of a number of companies including WH Group Limited, Henan Shuanghui Investment & Development Co., Ltd., Joyoung Co., Ltd. and Chery Automobile Co., Ltd.; and also acted as an Independent Director of China Mengniu Dairy Company Limited, the Chairman and Non-executive Director of Mabpharm Limited and Director of associated companies of CDH Investments. Mr. Jiao has been an independent Non-executive Director of the Company since June 30, 2015.

Supervisors

Li Jiashi, male, born in May 1961 (aged 59), graduated from Party School of the Communist Party of China majoring in Economics Management and has a bachelor’s degree. He has an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified expert of political science. Mr. Li began his career in August 1976 and joined the Chinese Communist Party in June 1986. In February 1998, he served as the Party Secretary of Guangzhou Nanland Air Catering Company Limited and the Deputy Head (work as Chair) of the Organization Division of the Party Committee of the CSAH in April 1999. Mr. Li served as the Head of the Organization Division of the Party Committee of CSAH in December 1999 and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company in December 2003. Mr. Li served as the Secretary of the Disciplinary Committee, Standing Member of the Party Committee and the Director of the Disciplinary Committee Office of the Company in December 2007. Mr. Li has been a Supervisor of the Company since June 2009. He has been the Deputy Team Leader of the Discipline Inspection Commission of CSAH, member of Secretary of the Disciplinary Committee, the Director of the Disciplinary Committee Office and the Standing Member of the Party Committee of the Company in February 2012. He has acted as the Chairman of the Labour Union and the Standing Member of Party Committee of the Company in November 2017. He has acted as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union and the Standing Member of Party Committee of the Company from January 2018. He has served as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union of the Company since July 2018. He has served as the Chairman of the Supervisory Committee of the Company since May 2019 and the employees’ representative Director of CSAH since August 2019.

Lin Xiaochun, male, born in May 1971 (aged 49), graduated from the Peking University Law School with a bachelor’s degree of laws, majoring in international law. He obtained his Master of Business Administration from the Beijing University of Technology and the City University of the United States and his Executive Master of Business Administration (EMBA) from the Tsinghua University School of Economics and Management. He obtained qualifications as an Enterprise Legal Adviser and a corporate lawyer. He started his career in July 1995, and joined the Chinese Communist Party in June 1995. He served as the Deputy Director of the legal department of the Company in October 2006, the Deputy General Manager of the legal department of the Company in January 2009, the Deputy Director of the legal department of CSAH and the Deputy General Manager of the legal department of the Company in December 2009, the Director of the legal department of CSAH in May 2013, and the General Manager of the Laws & Standards Division of CSAH and the General Manager of the Laws & Standards Division of the Company in April 2017. He has served as a Supervisor of the Company since May 2019.

Mao Juan, female, born in December 1972 (aged 48), obtained a bachelor’s degree in accounting from Harbin University of Science and Technology. Ms. Mao began her career in July 1993, and joined the Chinese Communist Party in April 1992. She served as Deputy General Manager of Hainan Branch Comprehensive Trading Company, Deputy Manager of Finance Department in Hainan Branch of the Company and Manager of Audit and System Office of Finance Department in the Company. From August 2011, she acted as Deputy General Manager of Audit Department in the Company and acted as General Manager of Audit Department in the Company since June 2016. She has been the Standing Deputy General Manager of Audit Department in CSAH and the Company from April 2017. She has served as the General Manager of Audit Department of CSAH and the Company since November 2017, and concurrently served as the Supervisor of the Company since December 2017. Currently, she is also the Chairman of the Supervisory Committee of Southern Airlines Group Finance Company Limited and Nan Lung International Freight Limited, as well as the supervisor of Xiamen Airlines Company Limited and Guangzhou China Southern Airlines CDFG Duty Free Co., Ltd.

Senior Management

Yao Yong, male, born in November 1969 (aged 51), graduated with a bachelor’s degree of economics from the Department of National Economic Management of Sichuan University, majoring in National Economic Management. He obtained his master’s degree of Business Administration from the University of Electronic Science and Technology of China-Webster University. He is a senior accountant, a senior auditor and an ACCA member. He began his career in July 1991, and joined the Chinese Communist Party in June 2004. He served as a Staff Member of the Capital Construction Audit Division of Sichuan Provincial Audit Department, the Senior Staff Member and the Principal Staff Member of the Fixed Assets Investment Audit Division of Sichuan Provincial Audit Department. He served as the Director of the Financial Management Department of Ertan Hydropower Development Co., Ltd. beginning in March 2003; Deputy Chief Accountant and Director of Finance Department of Ertan Hydropower Development Co., Ltd. beginning in July 2007; Chief Accountant and Director of Financial Management Department of Ertan Hydropower Development Co., Ltd. beginning in October 2010; Chief Accountant of Ertan Hydropower Development Co., Ltd. beginning in December 2011; Chief Accountant of Yalong River Hydropower Development Co., Ltd. beginning in November 2012; Director of the Finance Department of State Development & Investment Corporation (renamed as State Development & Investment Corp., Ltd. in December 2017) beginning in June 2017; and Chief Accountant and Party Member of CSAH beginning in March 2021.

Zhang Zhengrong, male, born in September 1962 (aged 58), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting. He was graduated from Party School of the Central Committee of CPC majoring in economic management with a bachelor’s degree. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in February 1982, and joined the Chinese Communist Party in April 1988. He served as Vice Captain of Third Flight Corps of Civil Aviation Administration, Vice Captain of Fourth Flight Corps and Captain of First Flight Corps of CSAH. From May 2002, he has been the Deputy General Manager of Civil Aviation Administration of the Company and Captain of First Flight Corps of the Company. From November 2002, he has been General Manager of Department of Security Supervision of the Company, as well as General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in May 2004. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. From March 2009, he has been Chief Pilot and Director of Aviation Security Department of the Company. Since April 2012, he served as the Chief Pilot, COO Flight Safety and Director of Aviation Security Department of the Company and in July 2012, he served as the Chief Pilot and Aviation Security Minister of CSAH. Since April 2014, he has acted as Chief Pilot, COO Flight Safety and Director of Aviation Security Department of CSAH. Since December 2016, he has been Chief Pilot of CSAH. He has served as Chief Operation Officer of the Company since January 2017. Since November 2017, he has been the President Assistant of CSAH and Chief Operation Officer of the Company. From June 2018, he has been the Vice President, Party Member of CSAH and Chief Operation Officer of the Company. In August 2018, he served as the Executive Vice President of the Company. Since November 2018, he acted as the Executive Vice President, Party Member of CSAH and the Executive Vice President of the Company. Currently, he also serves as the chairman of Guizhou Airlines Company Limited.

Luo Laijun, male, born in October 1971 (aged 49), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in July 1993 and joined the Communist Party of China in September 1992. He served as the Manager of Finance Department in Shanghai Branch of the Company, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines Company Limited. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines Company Limited in June 2003; Director of Business Assessment Office of the Company in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party Member of Financing Plan Department of the Company in November 2005; General Manager and Deputy Party Secretary of Freight Department of the Company in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of the Company in July 2012; Executive Deputy Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in November 2016; Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in August 2017; Executive Vice President and the Party Member of CSAH and Executive Vice President of the Company in March 2019. Currently, he also serves as the Chairman of China Southern Airlines Henan Airlines Company Limited and Shantou Airlines Company Limited.

Wu Yingxiang, female, born in November 1973 (aged 47), graduated from Business Administration Department of Central South University of Technology with a bachelor’s degree, majoring in International Accounting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and she is a Senior Accountant, a Certified Public Accountant and a Chartered Global Management Accountant. Ms. Wu began her career in July 1994, and joined the Chinese Communist Party in November 1992. She served as Assistant Minister of Finance Department of China Southern Airlines (Group) Company beginning in March 2001; Vice Minister of Finance Department of CSAH beginning in September 2005; Minister of Finance Department of CSAH beginning in September 2012; the Head of Performance Appraisal Management Department of CSAH beginning in February 2017; the General Manager of Comprehensive Performance Appraisal Department of CSAH and the Company beginning in April 2017; the General Manager and Deputy Party Secretary of Shantou Airlines Company Limited beginning in September 2018; Party Secretary and Deputy Director General of the Marketing Management Committee of the Company beginning in October 2019; Party Member of CSAH beginning in May 2020; the Executive Vice President and Party Member of CSAH as well as the Executive Vice President of the Company beginning in June 2020.

Ren Jidong, male, born in January 1965 (aged 56), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor’s degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in August 1986 and joined the Chinese Communist Party in June 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005, a member of the Standing Committee of the CPC of the Company from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from March 2005, a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of the Company from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from May 2009 and the Executive Vice President of the Company from July 2018.

Cheng Yong, male, born in April 1962 (aged 59), graduated from Civil Aviation Flight College of China majoring in Aircraft Piloting and Civil Aviation Flight University of China majoring in Wingmanship, with a bachelor’s degree. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a command pilot. He began his career in January 1982, and joined the Chinese Communist Party in August 1984. He has been the Deputy Head of Shenyang Chief Flight Corps Team of China Northern Airlines Company, Vice President of China Northern Airlines Company Tian’e LLC and President of China Northern Airlines Company Sanya Co., Ltd. He served as the General Manager of CSAH Northern Division beginning in November 2004; President and Deputy Party Secretary of Northern Branch of the Company beginning in January 2005; deputy leader of steering group for reorganization of Liaoning Airport Management Group Company, President and Deputy Party Secretary of Northern Branch of the Company beginning in October 2008; Deputy Leader of the steering group for reorganization of Liaoning Airport Management Group Company beginning in January 2009; President and deputy party secretary of Beijing Branch of the Company beginning in April 2009; a member of the Standing Member of Party Committee of the Company and General Manager and Deputy Party Secretary of Beijing Branch of the Company from April 2010; a Standing Member of Party Committee of the Company beginning in July 2017; and the Executive Vice President of the Company beginning in August 2018.

Wang Zhixue, male, born in January 1961 (aged 60), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained a degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a command pilot. Mr. Wang began his career in February 1981, and joined the Chinese Communist Party in December 1980. Mr. Wang successively served as the Deputy Chief Pilot and Director of the Flight Safety Technology Department of Shantou Airlines Company Limited of CSAH, Deputy Chief Pilot and Manager of the Flight Safety Technology Division of Shantou Airlines Company Limited of CSAH. He also acted as the Deputy General Manager of Shantou Airlines Company Limited of CSAH from June 2002, and the General Manager of the Flight Management Division of the Company from October 2004, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009. Mr. Wang has been Chief Pilot and a member of the Standing Committee of the CPC of the Company from July 2012, and Executive Vice President, Chief Pilot and a member of the Standing Committee of the CPC of the Company from August 2012. He has been Executive Vice President and a member of the Standing Committee of the CPC of the Company from December 2016. He has been Executive Vice President of the Company from July 2018, and was appointed as legal representative, vice chairman, President and Deputy Secretary of CPC of Xiamen Airlines Company Limited in February 2019.

Li Tongbin, male, born in December 1961 (aged 59), graduated with a bachelor’s degree from Northeastern University majoring in Industrial Electric Automation, and Business Administration (MBA) from School of Economics and Management of Hainan University. He obtained an Executive Master of Business Administration (EMBA) Degree from Tsinghua University, and is a senior engineer. Mr. Li began his career in August 1983, and joined the Chinese Communist Party in May 1983. He successively served as the Director of Aircraft Engineering Department and the Director of aircraft maintenance base of China Northern Airlines Company, the General Manager of Jilin Branch of China Northern Airlines Company. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005, and the Party Secretary and Deputy General Manager of Northern Branch of the Company from April 2012. Mr. Li was the Chief Engineer, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from April 2014. He has been the Chief Engineer, a member of the Standing Committee of the CPC, General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company from August 2015. Mr. Li has been the Executive Vice President, Chief Engineer, a member of the Standing Committee of the CPC, as well as General Manager of Aircraft Engineering Department and Deputy Party Secretary of the Company since September 2015. From December 2016, he has been Executive Vice President, Chief Engineer and a member of the Standing Committee of the CPC. In July 2018, he was appointed as the Executive Vice President and Chief Engineer of the Company. For now, Mr. Li also serves as Chairman of Guangzhou Aircraft Maintenance Engineering Co., Ltd. and MTU Maintenance Zhuhai Co., Ltd.

Su Liang, male, born in April 1962 (aged 59), graduated from the University of Cranfield, United Kingdom with a master’s degree majoring in Air Transport Management, and is an engineer. Mr. Su began his career in December 1981, and joined the Chinese Communist Party in May 1996. He successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAH Shenzhen Company. Mr. Su was the Secretary to the Board of the Company from July 2000, the Secretary to the Board and Director General of Company Secretary Office of the Company from December 2003, the Secretary to the Board, Deputy Director General and Party Member of Commercial Steering Committee of the Company from November 2005, the Secretary to the Board and Director General of Company Secretary Office and Deputy Director General and Party Member of Commercial Steering Committee of the Company from February 2006. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of the Board of Sichuan Airlines Company Limited, Chairman of Southern Airlines Culture and Media Co., Ltd. and China Southern West Australian Flying College Pty Ltd.

Chen Weihua, male, born in October 1966 (aged 54), graduated from the School of Law of Peking University with a bachelor’s degree, majoring in Law and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen began his career in July 1988, and joined the Chinese Communist Party in February 2001. He successively served as Deputy Director of Legal Department of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Division) of the Company and China Southern Airlines (Group) Corporation. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Division of the Company from June 2004. Mr. Chen has been the Chief Legal Adviser and General Manager of the Legal Division of the Company since October 2008. He has served as Chief Legal Adviser of the Company since April 2017. For now, he also acts as Director of the Board of Xiamen Airlines Company Limited.

Li Shaobin, male, born in April 1964 (aged 57), graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers’ College, and obtained a university degree from the Party School of the Central Committee of CPC majoring in economics and management. He is an expert of political science. He began his career in July 1984, and joined the Communist Party of China in February 1988. He was an officer of Public Relationship Section of Political Department of the Hunan Bureau of Civil Aviation Administration, the Senior Staff Member of Publicity Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration and the Principal Staff Member of Publicity Department of the Company. He served as the Deputy Director of Publicity Department of the China Southern Airlines (Group) Company in September 1994. He had been the Director of Political Division of Flight Department of the Company from December 1999. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004. Mr. Li served as the Party Secretary and Vice President of Guangzhou Flight Operations Division of the Company from March 2006. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Executive Director of the Company since January 2013. Mr. Li served as the President and Deputy Party Secretary of the Training Centre of the Company since April 2017. Mr. Li also has been the Chief Training Officer of the Company since June 2019.

Xie Bing, male, born in September 1973 (aged 47), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master’s degree of business administration from the Management School of Jinan University, a master’s degree of business administration (international banking and finance) from the University of Birmingham, Britain and an MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member and FCS of The Hong Kong Institute of Chartered Secretaries, and has the qualification for the Secretary to the Board of companies listed on the Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on the Stock Exchange. Mr. Xie began his career in July 1995, and joined the Chinese Communist Party in January 1994. He successively served as the Assistant of the Secretary to the Board of the Company, and the Executive Secretary of the General Office of CSAH. Mr. Xie has been the Secretary to the Board and Deputy Director of the Company Secretary Office of the Company from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. From April 2017, he has been the Secretary to the Board of the Company, Director of the Company Secretary Office of the Company. For now, he also acts as Chairman and Party Secretary of China Southern Airlines Group Capital Holding Limited and Chairman of CSA International Finance Leasing Co., Ltd., Deputy President of Central Enterprises Overseas Students Sodality and a Council Member of The Hong Kong Institute of Chartered Secretaries.

Feng Huanan, male, born in November 1962 (aged 58), graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained a master’s degree in Aeronautical Engineering from School of Automation Science and Electrical Engineering of Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from Tsinghua University. He is a commanding pilot. Mr. Feng began his career in January 1983, and joined the Chinese Communist Party in October 1986. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company. He was the General Manager of Flight Safety Technology Department from December 1999, and the General Manager of Flight Technology Management Department of the Company from November 2002. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006. He has been the COO Flight Safety of the Company since August 2014.

Luo Minghao, male, born in September 1962 (aged 58), graduated from the Civil Aviation Flight College of China majoring in Aircraft Piloting. He graduated with a master’s degree from the Party School of Hunan Provincial Committee majoring in economics. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is Second Class Pilot. He began his career in July 1982, and joined the Communist Party of China in December 1984. He served as the Deputy General Manager of the flight division of Hunan Branch of CSAH, Deputy General Manager of Bei Hai Sales Department of Hunan Branch of CSAH, and General Manager of Bei Hai Sales Department in Hunan Branch of the Company. He served as the Deputy General Manager of Hunan Branch of the Company in May 2002, General Manager and Deputy Party Secretary of the Cabin Department of the Company in December 2006. He acted as General Manager and Deputy Party Secretary of Dalian Branch of the Company in December 2010, General Manager and Deputy Party Secretary of Guangzhou Flight Department of the Company in July 2012 and Chief Pilot of the Company in March 2018.

Zhu Hailong, male, born in December 1963 (aged 57), graduated from Civil Aviation Flight College of China majoring in Aircraft Piloting and possesses post-secondary qualifications. He graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation with an on-job bachelor’s degree. Mr. Zhu holds the title of First Class Pilot. He began his career in January 1983, and joined the Chinese Communist Party in August 1984. He was a pilot of the 15th Fleet of CAAC, a pilot in the Flight Department of the Hainan Branch of the Company, Vice-Captain of the Second Squadron, the Captain of the B737 Squadron, the Deputy General Manager and General Manager of the Flight Department. He served as General Manager’s assistant and General Manager of Haikou Flight Department in the Hainan Branch of the Company. He served as Deputy General Manager and a member of the Party Committee of Shantou Airlines Company Limited beginning in June 2007; the Deputy General Manager, the Manager of the Flight Department and a member of the Party Committee in Hubei Branch of the Company beginning in March 2013; the Deputy General Manager and a member of the Party Committee in Shenzhen Branch of the Company beginning in September 2015; and the Deputy General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company beginning in February 2018; the Head of Chief Flight Corps Team and Deputy Party Secretary of the Company beginning in May 2018. In December 2020, he was appointed as the Chief Operation Officer of the Company.

None of our Directors, supervisors or members of our senior management was selected or chosen as a result of any arrangement or understanding with any major shareholders, customers or suppliers. None of the above Directors or Supervisors, senior management of our Company has any family relationship with any Directors, Supervisors, senior management, substantial shareholders of our Company. None of our directors or senior management owns any shares or options in our Group as of April 23, 2021.

B. COMPENSATION

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2020 was RMB12.6 million. For the year ended December 31, 2020, we paid an aggregate of approximately RMB1.5 million on behalf of our executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal and provincial governments in which we participate.

Details of the remuneration of Directors and Supervisors for the year ended December 31, 2020 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Executive Directors
Ma Xulun	—	—	—	—
Han Wensheng	—	—	—	—
Wang Changshun	—	—	—	—
Independent Non-executive Directors
Zheng Fan	60	—	—	60
Gu Huizhong	60	—	—	60
Tan Jinsong	150	—	—	150
Jiao Shuge	150	—	—	150
Supervisors
Li Jiashi	—	—	—	—
Mao Juan	—	706	126	832
Lin Xiaochun	—	633	125	758
Total	420	1,339	251	2,010

C. BOARD PRACTICES

Each director’s service contract with our Company or any of its subsidiaries provides prorated monthly salary upon termination of employment in accordance with his contract. The director is entitled to paid leave under his contract. The term of office of a director is three years. The term of the ninth session of our Board will expire on April 29, 2024. A director may serve consecutive terms upon re-election.

Strategic and Investment Committee

The Strategic and Investment Committee comprises two members, Mr. Gu Huizhong as an independent non-executive Director and Mr. Jiao Shuge as an independent non-executive Director.

The Strategic and Investment Committee held one meeting in 2020 in accordance with its rules and procedures, and considered a report on the “14th Five-Year” Plan of the Company.

Audit and Risk Management Committee

The Audit and Risk Management Committee is appointed by our Board and consists of three independent non-executive directors. The current members of the Audit and Risk Management Committee are Tan Jinsong, Gu Huizhong and Jiao Shuge. Tan Jinsong is the Chairman of the Audit and Risk Management Committee. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with our Company’s external auditors without any executive members of our Board in attendance. The Audit and Risk Management Committee held nine meetings in 2020, which were attended by all members.

The primary responsibilities of the Audit and Risk Management Committee are to consider the appointment of auditors, review the Company’s periodical reports, related party transactions, and hedging and debt financing plans, review the efficiency of risk management and internal control system of the Company and review the internal audit plan. In addition, the Audit and Risk Management Committee also examines the effectiveness of our Company’s risk management internal control system, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of our Company’s business operations and the realization of our corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit and Risk Management Committee also reviews our Company’s internal audit plan, and submits relevant reports and concrete recommendations to our Board on a regular basis.

Our Company has an internal audit department which reviews procedures in all major financial and operational activities. This department is led by the head of internal audit.

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by independent non-executive director Gu Huizhong with the executive director Han Wensheng and the non-executive director Zheng Fan as members. The term of office of each member is three years. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee held three meetings in 2020, which were attended by all members. The Remuneration and Assessment Committee reviewed the resolutions including the remuneration of senior management, performance contracts for senior management, and the remuneration for independent non-executive directors of the ninth session of our Board.

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

The Remuneration and Assessment Committee consults, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive directors and approving the terms of executive directors’ service contracts. The Remuneration and Evaluation Committee performed all its responsibilities under its terms of reference in 2020.

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

As of December 31, 2020, the Nomination Committee consists of two members, including Zheng Fan, an independent non-executive director, as the chairman of the committee and Jiao Shuge, an independent non-executive director, as a member. The responsibilities of the Nomination Committee are to make recommendations to our Board in respect of the size and composition of our Board based on the operational activities, assets and shareholding structure of our Company; study the selection criteria and procedures of directors and executives and give advice to our Board; identify qualified candidates for directors and executives; and investigate and propose candidates for directors and managers and other senior management members to our Board.

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

The Nomination Committee held three meetings in 2020 and nominated persons including the members of the ninth session of the Board, Ms. Wu Yingxiang as Executive Vice President of the Company and Mr. Zhu Hai Long as Chief Operating Officer of the Company. The Nomination Committee has performed all its obligations under their terms of reference in 2020.

Aviation Safety Committee

The Aviation Safety Committee comprises three members and is chaired by Mr. Ma Xulun. The other two members are Mr. Zheng Fan as an independent non-executive director and Mr. Tan Jinsong as an independent non-executive director.

The Aviation Safety Committee held two meetings in 2020, which were held in accordance with its rules and procedures, and considered a report on the safety production and operation of the Company and work plan in 2020.

D. EMPLOYEES

As of December 31, 2018, 2019 and 2020, we had 100,831, 103,876 and 100,431 employees, respectively. The table below sets forth the number of our employees by activity as of December 31, 2020. During 2020, we employed 738 temporary employees.

	Employees	% of Total
Pilots	10,827	10.78
Flight attendants	22,674	22.58
Maintenance personnel	16,295	16.23
Passenger transportation personnel	8,625	8.59
Cargo transportation personnel	5,468	5.44
Ground service personnel	11,802	11.75
Flight operation officers	2,479	2.47
Flight security guards	3,528	3.51
Information system personnel	1,860	1.85
Financial personnel	1,912	1.90
Others	14,961	14.90
Total	100,431	100.00

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

Retirement benefits

Our employees participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where our major operations are located. We are required to contribute to these schemes at rates ranging from 14% to 16% of salary costs, including certain allowances, in 2020, and from 12% to 16% in 2019. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of our Group are assumed by these schemes. We, at our sole discretion, have made certain welfare subsidy payments to these retirees.

In 2014, our Company and our major subsidiaries joined a newly defined contribution retirement scheme that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2020 was approximately RMB1,043 million.

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

E. SHARE OWNERSHIP

None of our directors or senior management owns any shares or options in our Company as of April 23, 2021.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 23, 2021 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Beneficially Owned (1)	Percentage of the Respective Class of Shares (2)	Percentage of Total Shares (2)
A shares	CSAH	6,981,865,780	63.16%	45.55%
A shares convertible from A share convertible bonds	CSAH (3)	1,619,031,730	12.78%	9.55%
H shares	HKSCC Nominees Limited	1,750,449,857	40.94%	11.42%
H shares	CSAH (4)	2,279,983,577	53.33%	14.87%
H shares	Nan Lung Holding Limited	2,279,983,577	53.33%	14.87%
A shares	China National Aviation Fuel Group Corporation	457,147,480	4.14%	2.98%
H shares	Hong Kong Securities Clearing Company Limited	696,157,473	16.28%	4.54%
H shares	American Airlines Group Inc. (5)	270,606,272	6.33%	1.77%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)

Except for the relevant percentage of the A shares convertible from A share convertible bonds that held by CSAH (see details in note (3) below), percentage of A Shares and percentage of H Shares is based on 11,054,193,246 A Shares and 4,275,144,849 H Shares, respectively, issued as of April 23, 2021. Percentage of total shares is based on 15,329,338,095 shares issued as of April 23, 2021.

(3)

CSAH subscribed for 101,027,580 A Share convertible bonds that were issued by the Company on October 15, 2020. Such A Share convertible bonds are with a nominal value of RMB100 each and the initial conversion price shall be RMB6.24 per share, subject to adjustments under certain circumstances pursuant to the terms of the issuance of such A Share convertible bonds. The conversion rights of such A Share convertible bonds are exercisable from April 21, 2021 to October 14, 2026.

Based on the conversion price of RMB6.24 per share, which is subject to adjustment, 1,619,031,730 may be issued upon conversion of the A share convertible bonds held by CSAH. The percentage of A shares and percentage of total shares of the A Shares convertible from A share convertible bonds held by CSAH is based on 12,673,224,976 A Shares and 16,948,369,825 shares, respectively, which in each case included the 1,619,031,730 A shares that may be issued upon conversion. If all the A Share convertible bonds held by CSAH are converted, the percentage of A Shares of CSAH would be 67.87% and the percentage of total shares of CSAH would be 50.75% based on 12,673,224,976 A Shares and 16,948,369,825 shares, respectively. As of April 23, 2021, no A Share convertible bonds held by CSAH have been converted.

(4)

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

(5)	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.

Shareholders of H Shares and A Shares enjoy the same voting rights with respect to each share. None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2020, there were 59 registered holders of 1,878,565 American Depositary Shares in the U.S., consisting of 2.20% of our outstanding H shares. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CSAH, which is an entity wholly-owned by the Chinese government.

B. RELATED PARTY TRANSACTIONS

CSAH is our controlling shareholder. We entered into certain transactions with CSAH and its affiliates in the year ended December 31, 2020 and up to the latest practicable date. We also continued to carry out existing continuing transactions with CSAH and its affiliates in the year ended December 31, 2020. In particular, we believe the following arrangements are material to our operations. We believe that these arrangements have been entered into by us in the ordinary course of business and in accordance with the agreements governing such transactions. For a detailed description of our related party transactions, please see Note 49 to the consolidated financial statements.

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

(2)

We and CSAH entered into an asset lease framework agreement on January 26, 2018 for a term of three years commencing from January 1, 2018 to December 31, 2020 to renew lease transactions originally covered under the asset lease framework agreement dated December 29, 2014. Pursuant to such asset lease framework agreement, CSAH agreed to continue to lease to our Group certain buildings, land and equipment assets at existing locations in Guangzhou, Wuhan, Changsha, Haikou, Zhanjiang and Nanyang. The annual cap for rent payable to CSAH under such asset lease framework agreement is approximately RMB116.20 million for each of the three years ending December 31, 2020. For the year ended December 31, 2020, the rent incurred by the Group amounted to RMB85 million pursuant to such asset lease framework agreement. The agreement expired on December 31, 2020. On December 21, 2020, we entered into a new asset lease framework agreement for a term from January 1, 2021 to December 31, 2023 to renew the transactions contemplated under the existing asset lease framework agreement and the existing building asset lease agreement between us and GSAC. The annual cap for the aggregate amount of rent payable by our Group to CSAH under the new asset lease framework agreement for each of the three years ending December 31, 2023 is RMB346.29 million.

(3)

On December 30, 2019, we entered into a property and land lease framework agreement with CSAH to renew the property and land lease framework agreement dated December 16, 2016 for a term of three years commencing from January 1, 2020 to December 31, 2022. Pursuant to such property and land lease framework agreement, CSAH agreed to (i) lease to us certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries, (ii) lease certain lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such land to us. The annual rental will be payable on a quarterly basis. The amount of aggregate annual rental payable by us to CSAH under the new property and land lease framework agreement for each of the three years ending December 31, 2022 is RMB96.78 million. For the year ended December 31, 2020, the rents for property lease and land lease incurred by us under the property and land lease framework agreement amounted to RMB83 million.

Southern Airlines Culture and Media Co., Ltd. (“SACM”), which is 40% owned by us and 60% owned by CSAH

On December 27, 2018, we entered into a media services framework agreement with SACM to renew the media services framework agreement dated December 30, 2015 for an additional term of three years, commencing from January 1, 2019 to December 31, 2021. Pursuant to this agreement, we have appointed SACM to provide exclusive advertising agency services, plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of airhostess, services relating to the distribution of newspapers and magazines and printing, production and procurement services in relation to media. The annual caps for the media services framework agreement are RMB150 million, RMB170 million and RMB190 million for each of the three years ending December 31, 2021, respectively. On November 29, 2019, we entered into a supplemental agreement with SACM to change the annual cap for the year ended December 31, 2019 from RMB150 million to RMB200.9 million. Annual caps for the two years ending December 31, 2021 remain unchanged.

For the year ended December 31, 2020, the media fees incurred by our Group for the media services amounted to RMB169 million.

Southern Airlines Group Finance Company Limited (“SA Finance”), which is 51.42% owned by CSAH and 48.59% owned by the Group

On August 27, 2019, we entered into a financial services framework agreement with SA Finance to renew the financial services framework agreement dated August 29, 2016 for a term of three years commencing from January 1, 2020 to December 31, 2022. Pursuant to this financial services framework agreement, SA Finance will provide to our Group, among other things, deposit services and loan services. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by our Group as well as the maximum amount of the outstanding loans provided by SA Finance to our Group (including the corresponding interests payable accrued thereon) for each of the three years ending December 31, 2022 shall not exceed the cap which is set at RMB13.0 billion, RMB14.5 billion and RMB16.0 billion, respectively, on any given day. As of December 31, 2020, our Group’s deposits placed with SA Finance amounted to RMB9,092 million. For the year ended December 31, 2020, the service fee paid by us was nil.

On July 8, 2019, we entered into an entrusted loan agreement with SA Finance and CSAH. Pursuant to this loan agreement, CSAH, as the lender, entrusted SA Finance to provide to us a loan of RMB500 million with a term of three years at the interest rate of 3.915% per annum. All amounts of the loan will be used to build our base in Beijing Daxing Airport. This loan was settled in advance on June 9, 2020 according to the fund utilization plan of the Company.

On September 3, 2019, we entered into another entrusted loan agreement with SA Finance and CSAH. Pursuant to this loan agreement, CSAH, as the lender, entrusted SA Finance to provide to us a loan of RMB4.72 billion with a term of one year at the interest rate of 3.915% per annum. The amounts of the loan will be used to repay outstanding amounts of loans with higher interest rate to CSAH and to supplement our working capital. This loan was settled in advance on May 27, 2020 according to the fund utilization plan of the Company.

China Southern Airlines Group Property Management Company Limited (“CSAGPMC”), a wholly-owned subsidiary of CSAH

On December 19, 2017, we entered into a property management framework agreement with CSAGPMC to renew the appointment of CSAGPMC for the provision of property management and maintenance services for our properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, our leased properties in the airport terminal at new Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport, and for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services for a term of three years commencing from January 1, 2018 to December 31, 2020. The annual cap for the property management framework agreement is set at RMB155 million for each of the three years ended December 31, 2020, respectively.

For the year ended December 31, 2020, the property management and maintenance fee incurred by our Group amounted to RMB129 million pursuant to the property management framework agreement.

We entered into a new property management framework agreement with CSAGPMC on December 21, 2020 for a term of three years from January 1, 2021 to December 31, 2023 to renew the property management and maintenance transactions originally covered under the property management framework agreement and to enter into property management and maintenance transactions in relation to our additional properties. The annual cap for the management and maintenance services fee payable pursuant to the new property management framework agreement is set at RMB167 million for each of the three years ending December 31, 2023.

CSA International Finance Leasing Co., Ltd. (the “CSA International”)

CSA International was previously wholly owned by CSAH, and became a joint venture of CSAH in 2019.

(1)

We entered into a finance lease agreement with Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (the “CSA Leasing Company”), which is wholly owned by CSA International, in relation to one Airbus A321 aircraft (“A321 Finance Lease Agreement”) and a finance lease agreement in relation to one Airbus A330-300 aircraft (“A330 Finance Lease Agreement”) on April 27, 2017, pursuant to which CSA Leasing Company agreed to provide finance leasing to us in relation to one Airbus A321 aircraft and one Airbus A330-300 aircraft, respectively.

Under each of the A321 Finance Lease Agreement and the A330 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the delivery date of the relevant aircraft, (2) the principal amount shall not exceed 100% of the purchase price of the relevant aircraft, (3) the applicable interest rate is 21.6% float down of the interest rate for RMB loan for above 5 years set by the People’s Bank of China, (4) the handling fee for the aircraft shall be paid to CSA Leasing Company in one lump sum prior to the delivery date of the relevant aircraft, and (5) upon the expiry of the lease term, we are entitled to purchase the relevant aircraft back from CSA Leasing Company at a price of RMB10,000. The total rental fee and handling fee may not exceed US$250.93 million.

(2)

We entered into a 2020-2022 finance and lease service framework agreement (the “Finance and Lease Service Framework Agreement”) with CSA International on October 10, 2019 for a term of three years commencing from January 1, 2020 to December 31, 2022, pursuant to which CSA International agreed to provide to us finance leasing service in relation to the leased aircraft, leased aircraft related assets and leased aviation related equipment and operating lease service in relation to certain aircraft, helicopters and engines.

The total rental fee (including principal and interest) and handling fee under the finance lease service related transactions are US$5,140 million, US$5,039 million and US$4,434 million for the three years ending December 31, 2022, respectively. Pursuant to IFRS 16, the finance lease transactions by us (including our wholly-owned or controlled subsidiaries or their wholly-owned or controlled subsidiaries) as lessee under the Finance and Lease Service Framework Agreement will be recognized as right-of-use assets, and the annual caps for the finance lease for the three years ending December 31, 2022 under the Finance and Lease Service Framework Agreement are US$3,922 million, US$3,833 million and US$3,385 million, respectively.

The total rental fee and handling fee paid by us for finance lease service related transactions under the Finance and Lease Service Framework Agreement was RMB6,485 million for the year ended December 31, 2020. The value of right-of-use assets recognized for finance lease transaction was RMB24,348 million on January 1, 2020.

The maximum annual rental fee under the operating lease service related transactions are US$135 million, US$255 million and US$368 million for the three years ending December 31, 2022 respectively, and the maximum total rental fee under the operating lease transactions are US$1,385 million, US$1,213 million and US$1,201 million for the three years ending December 31, 2022 respectively. Pursuant to IFRS 16, the operating lease service related transactions by us as lessee under the Finance and Lease Service Framework Agreement will be recognized as right-of-use assets, and the annual caps for the operating lease for the years ending December 31, 2022 under the Finance and Lease Service Framework Agreement are approximately US$1,116 million, US$961 million and US$949 million, respectively.

We have paid the rental fees (namely actual amount of rental fees payable to CSA International by us every year, including twelve-month rental fees for current aircraft, helicopters and engines as well as newly added aircraft, helicopters and engines during the year) of RMB105 million for the operating lease service related transactions under the Finance and Lease Service Framework Agreement for the year ended 31 December 2020. The total amount of rental fees of newly added aircraft, helicopters and engines (leased from CSA International by the way of operating lease by us every year with lease term ranging from two to twelve years) was nil. The value of right-of-use assets recognized for operating lease transaction was RMB84 million on 1 January 2020.

For the year ended December 31, 2020, the amount of fees paid by us to CSA International and its subsidiaries for leasing services were RMB38 million.

Shenzhen Air Catering Co., Ltd. (the “SACC”), which is 50.1% owned by CSAH

We entered into a catering services framework agreement with SACC on December 27, 2018 to renew the catering services framework agreement dated December 30, 2015 for a term of three years commencing from January 1, 2019 to December 31, 2021. Pursuant to the agreement dated December 27, 2018, SACC agreed to provide the in-flight meal boxes, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by our Group at the airport where SACC is located at. The annual caps for the catering services framework agreement are RMB231 million, RMB266 million and RMB306 million for each of the three financial years ending December 31, 2021, respectively.

For the year ended December 31, 2020, the services fee incurred by our Group to SACC for the catering services amounted to RMB88 million.

Guangzhou Southern Airlines Construction Company Limited (the “GSAC”), which is wholly owned by CSAH

We entered into a building asset lease agreement with GSAC on January 19, 2018, pursuant to which GSAC agreed to lease to us (i) certain offices at floors 1-10, 12 and 17-36 in CSA Building located at West Side of Yuncheng East Road, Baiyun Xincheng, Baiyun District, Guangzhou with an aggregate gross floor area of not exceeding 88,396 square meters at an annual rental of not exceeding RMB159,112,800; and (ii) 550 parking lots in CSA Building at an annual rental of not exceeding RMB5,520,000 for a term of three years commencing from January 19, 2018 to January 18, 2021. During the period from January 19, 2018 to December 31, 2018, the year ended December 31, 2019, the year ended December 31, 2020 and the period from January 1, 2021 to January 18, 2021, our maximum rental payable to GSAC under the agreement will be no more than RMB156,513,922, RMB164,632,800, RMB164,632,800 and RMB8,118,878, respectively. For the year ended December 31, 2020, rental paid to GSAC by us was RMB165 million. On December 21, 2020, we and CSAH entered into a new asset lease framework agreement for a term from January 1, 2021 to December 31, 2023 to renew the transactions contemplated under the existing asset lease framework agreement with CSAH and this building asset lease agreement. See “—Arrangements with CSAH”. The building asset agreement with GSAC has expired.

Disposal of Equity Interests in SAGA

On November 25, 2020, we entered into a capital increase and equity transfer agreement with SAGA and four investors, including China Southern Power Grid Industry Investment Group Co., Ltd., or CSP Investment Group, Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership), or Shuangbai No. 1, China Southern Airlines Group Capital Holding Limited, or Southern Airlines Capital which is a wholly-owned subsidiary of CSAH, and Zhuhai General Aviation Investment Partnership (Limited Partnership), or ZGA. Pursuant to this agreement, the registered capital of SAGA will be increased from RMB1,000 million to RMB1,342.28 million through the capital contribution to be made by these investors. The Company also agreed to transfer part of its equity interests in SAGA to CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital.

According to the capital increase and equity transfer agreement, the amounts of capital contribution of CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA were RMB102.58 million, RMB144.66 million, RMB102.58 million and RMB159.91 million, respectively. Meanwhile, the Company will transfer approximately 6.54%, 9.23% and 6.54% of the equity interest in SAGA held by the Company to CSP Investment Group, Shanghai No.1 and Southern Airlines Capital, respectively, for consideration of RMB97.42 million, RMB137.42 million and RMB97.42 million, respectively.

SAGA was a wholly-owned subsidiary of the Company. After completion of the capital contribution and the equity transfer contemplated under the capital increase and equity transfer agreement, SAGA will be owned approximately 57.9%, 10.0%, 14.1%, 10.0% and 8.0% by the Company, CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA, respectively, and continue to be a subsidiary of the Company. As of the date of this Annual Report, the registration with relevant government authority with respect to the capital increase and equity transfer has been completed, and all the investors, except for ZGA, have fully paid their respective capital contributions into SAGA and their respective considerations to the Company in respect of the transfer of relevant equity interests in SAGA.

Capital Contribution to Xiamen Airlines

On 21 December 2020, the Company, Xiamen C&D and Fujian Province Investment agreed to make capital contributions, pursuant to which, the Company, Xiamen C&D and Fujian Investment will contribute the amount of RMB2.2 billion, RMB1.36 billion and RMB440 million, respectively to Xiamen Airlines according to the proportion of their respective shareholdings. As of the date of this Annual Report, the capital contribution is still in progress.

Non-Public Subscriptions for Shares

(1)

On September 27, 2018, we issued 1,578,073,089 A shares in total to CSAH at issue price of RMB6.02 per A Share pursuant to the subscription agreement dated June 26, 2017 entered into between CSAH and us (as amended by the supplemental agreement I dated September 19, 2017). The gross proceeds and net proceeds raised from such issuance are approximately RMB9,500 million and RMB9,488 million respectively. The parties agreed that the proceeds from such issuance shall be used for the procurement of aircraft and the project for selection and installation of lightweight seats for A320 series aircraft. As of December 31, 2020, the proceeds from this issuance have been utilized.

(2)

On October 30, 2019, we entered into a subscription agreement with CSAH pursuant to which CSAH agreed to subscribe for in cash not more than 2,453,434,457 new A Shares (including 2,453,434,457 A shares) of us. On the same day, we entered into a subscription agreement with Nan Lung, pursuant to which Nan Lung agreed to subscribe in cash for not more than 613,358,614 new H Shares (including 613,358,614 H shares) of us. These subscription agreements were approved in our extraordinary general meeting and the respective class meetings of shareholders of A and H Shares on December 27, 2019. The issuance of such A Shares and H Shares is subject to the approval of the CSRC. On April 8, 2020, the CSRC approved the issuance of H Shares to Nan Lung. On April 15, 2020, we issued 608,695,652 H Shares at a price of HK$5.75 per H Share. Immediately after completion of such issuance of H Shares, the total amount of our outstanding shares is 12,875,867,938 Shares, comprised of 4,275,144,849 issued H Shares and 8,600,723,089 issued A Shares. We received the “Acceptance Notice of the Application for Administration Permission” issued by the CSRC for the A Share Issuance on January 6, 2020. On April 24, 2020, the Issuance Examination Committee of the CSRC reviewed the application for the A Share Issuance and informed us that our application for the A Share issuance was approved. On May 27, 2020, we received the written approval for A Share issuance from the CSRC. On June 17, 2020, we completed the issuance of 2,453,434,457 A Shares to CSAH at a price of RMB5.21 per A Share. These new A Shares are subject to a 36 month lock up period from the date of the completion of such issuance. Immediately after completion of such issuance of A Shares, the total amount of our outstanding shares is 15,329,302,395 Shares, comprised of 11,054,157,546 issued A Shares and 4,275,144,849 issued H Shares.

Subscription for A Share Convertible Bonds

On May 14, 2020, the Board considered and approved, among others, the relevant resolutions on the issuance plan of the convertible corporate bonds in the total amount of not more than RMB16 billion (including RMB16 billion) which are convertible into new A Shares and proposed to be issued by us within the PRC (the “A Share Convertible Bonds”) and the possible subscription for the A Share Convertible Bonds by CSAH. CSAH, being our controlling Shareholder, is entitled to the pre-emptive rights to subscribe for the A Share Convertible Bonds under the issuance plan of the A Share Convertible Bonds, which is compliant with the relevant laws, regulations, normative documents and the Articles of Association. The terms of the subscription for A Share Convertible Bonds by CSAH are the same as the terms and conditions which are set out in the issuance plan of the A Share Convertible Bonds. On June 30, 2020, the aforesaid proposed issuance of A Share Convertible Bonds and possible subscription for the A Share Convertible Bonds by CSAH were considered and approved at the 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares. On October 15, 2020, we completed the public issuance of 160 million A Share Convertible Bonds in the total amount of RMB16 billion with a nominal value of RMB100 each and the initial conversion price of RMB6.24 per share, out of which CSAH subscribed for 101,027,580 A Share Convertible Bonds. As of April 23, 2021, 35,700 A Share convertible bonds were converted to A Shares and no A Share convertible bonds held by CSAH have been converted.

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

Provision of Guarantees to SPV established by us

As of December 31, 2020, we and our subsidiaries, Xiamen Airlines and Chongqing Airlines, provided guarantees to 44 SPVs that were controlled and consolidated by us, which was approved at our general meeting. The total amount of such guarantee is US$ 5.12 billion.

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

Dividend Information

As the Company suffered an operating loss for year of 2020, which does not meet the conditions for profit distribution as required under the Articles of Association of the Company, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year of 2020. The abovementioned proposal is still subject to the approval of the 2020 annual general meeting of the Company.

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

During the three years of 2018 to 2020, the aggregate cash dividends the Company distributed exceed the annual average profit distributable to shareholders as shown on the Company’s consolidated financial statements. This complies with the Articles of Association, which requires that the aggregate cash dividends distributed in the last three years shall not be less than 30% of the annual average distributable profit of the Company in the last three years.

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

A. SHARE CAPITAL

Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

On 29 June 2020, the Company convened the extraordinary meeting of the 8th session of the Board, which considered and passed unanimously the amendments to the relevant clauses of the Articles of Association in accordance with the authorization from the 2019 second extraordinary general meeting of the Company and the results of the non-public issuance, so as to reflect the increase in the registered capital of the Company.

To meet the needs of business operation, the Company proposed to expand the scope of business of the Company to include aviation medical examination services. Accordingly, the Articles of Association of the Company had to be amended to reflect such change to the scope of business. On 21 December 2020, the Company convened the 15th meeting of the 8th session of the Board, which considered and approved, among other matters, the resolution in relation to the proposed amendments to the relevant clauses of the Articles of Association of the Company. Such proposed amendments are subject to the approval of the shareholders by way of a special resolution at the extraordinary general meeting, and the completion of relevant filings or registrations (as applicable) with the relevant government authorities in the People’s Republic of China.

Save as disclosed above, no amendments were made to the Articles of Association in 2020.

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

Other Senior Administrative Officers

Pursuant to the Article 17 of the Articles of Association, other senior administrative officers of our Company refer to the Executive Vice President, Chief Financial Officer, Chief Pilot, COO Flight Safety, Chief Information Officer, Chief Economist, Chief Legal Adviser, Chief Engineer, COO Flight Operations, Company Secretary and other senior management appointed by the Board.

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

Pursuant to Article 245 of the Articles of Association, where a director of our Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board. For the purposes of the Articles of Association, a director is deemed to be interested in a contract, transaction or agreement in which an associate of him is interested.

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

Pursuant to Article 248 of the Articles of Association, our Company shall not directly or indirectly make a loan to or provide any guarantee in connect with the making of a loan to a director of the Company. However, the following transactions are not subject to such prohibition: (1) the provision by the Company of a loan or a guarantee in connection with the making of a loan or any other funds to any of its directors to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in shareholders’ general meeting; (2) the Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant directors or their respective associates in the ordinary course of its business on normal commercial terms, provided that the ordinary course of business of the Company includes the lending of money or the giving of guarantees.

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

Pursuant to Article 63 of the Articles of Association, the ordinary shareholders of our Company shall enjoy the following rights:

(1)	the right to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

(2)	the right to dividends and other distributions in proportion to the number of shares held;

(3)	the right of supervisory management over the Company’s business operations, and the right to present proposals or enquiries;

(4)	the right to transfer, donate or pledge his shares in accordance with laws, administrative regulations and provisions of these Articles of Association;

(5)	the right of knowledge and decision making power with respect to important matters of the Company in accordance with laws, administrative regulations and these Articles of Association;

(6)	the right to obtain relevant information in accordance with the provisions of these Articles of Association, including:

(i).	the right to obtain a copy of these Articles of Association, subject to payment of the cost of such copy;

(ii).	the right to inspect and copy, subject to payment of a reasonable charge;

(iii).	all parts of the register of shareholders;

(a).	personal particulars of each of the Company’s directors, supervisors, president and other senior administrative officers, including:

(aa)	present name and alias and any former name or alias;

(bb)	principal address (residence);

(cc)	nationality;

(dd)	primary and all other part-time occupations and duties;

(ee)	identification documents and their relevant numbers;

(b).	state of the Company’s share capital;

(c).

reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of last accounting year and the aggregate amount paid by the Company for this purpose;

(d).	minutes of shareholders’ general meetings and accountants’ report; and

(e).	interim and annual reports of the Company.

(7)	in the event of the termination or liquidation of the Company, to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

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

Meetings of Shareholders

According to Article 79, shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by our Board. Annual general meetings are held once every year and within six months from the end of the preceding financial year.

According to Article 80, under any of the following circumstances, our Board shall convene an extraordinary general meeting within two months: (1) the number of directors is less than that is required by the Company Law or two thirds of the number of directors specified in these Articles of Association; (2) the accrued losses of our Company amount to one third of the total amount of its share capital; (3) shareholder(s) individually or jointly holding 10% or more of our Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting; (4) it is deemed necessary by the Board or requested by the supervisory committee to convene an extraordinary general meeting; (5) more than one half of the independent directors propose to convene the meeting.

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

Merger, Acquisition or Corporate Restructuring

Pursuant to Article 295 of the Articles of Association, in the event of the merger or division of our Company, a plan shall be presented by our Company’s Board and shall be approved in shareholders’ general meeting and the relevant examining and approving formalities shall be processed as required by law. A shareholder who objects to the plan of merger or division shall have the right to demand our Company or the shareholders who consent to the plan of merger or division to acquire that dissenting shareholder’s shareholding at a fair price. The contents of the resolution of merger or division of our Company shall be made into special documents for shareholders’ inspection. Such special documents shall be sent by mail to holders of Overseas-Listed Foreign Shares.

Ownership to Be Disclosed

The Articles of Association do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Certain Differences between PRC Company Law and Delaware Corporate Law

The PRC company law and other laws applicable to us differ in a number of respects from laws generally applicable to United States corporations and their shareholders. The description set forth below includes a summary of certain provisions of the PRC company law, Special Rules, Mandatory Provisions and the Guidelines applicable to companies listed both in the PRC and overseas, such as us, which differ from provisions of the corporate law of the State of Delaware.

General

We are a PRC joint stock company, which is a corporate entity organized under the PRC company law. Under the PRC company law, the registered capital of a joint stock company is divided into shares of equal par value. These shares are commonly called domestic ordinary shares. Each share of a joint stock company ranks equally with all other shares in its class as to voting rights (except for specified class voting rights) and rights to dividends and other distributions. Upon receiving approval from the relevant authorities, a joint stock company may offer its shares for sale to the public and seek to be listed on a stock exchange. The State Council may formulate separate regulations for the issuance of other classes of shares, including H shares. All of our issued shares are fully paid and nonassessable. Holders of H shares may transfer their shares without the approval of other shareholders. Among other things, a joint stock company must have (1) a board of directors of not fewer than five and not more than 19 members, and (2) a board of supervisors of not fewer than three members.

The shareholders’ meeting of a joint stock company is the highest authority of the company and exercises the powers of the company with respect to significant matters, subject to applicable law and the articles of association of the company. The business of a joint stock company is under the overall management of a board of directors, subject to the PRC company law, other applicable laws and regulations (which in our case include the PRC aviation law and regulations), the company’s articles of association and duly adopted resolutions of its shareholders. The day-to-day operations of a joint stock company are under the direction of its general manager or president, subject to applicable laws and regulations, the company’s articles of association and duly adopted resolutions of the directors and shareholders. In addition, the PRC company law provides for the establishment of a board of supervisors for each joint stock company. The supervisors perform and exercise the functions and powers described below, including examination of the joint stock company’s affairs and monitoring the actions of the directors and officers of the company. The directors, supervisors and officers are not required to hold any qualifying shares in the joint stock company.

A joint stock company may be liquidated involuntarily due to insolvency or voluntarily in accordance with the terms of its articles of association or duly adopted shareholders’ resolutions. The property of a joint stock company remaining after full payment of its liquidation expenses, wages, labor insurance premiums of its employees and statutory compensations, outstanding taxes and debts, is distributed in proportion to the holdings of its shareholders.

Meetings of shareholders

Under PRC law, shareholders are given the power to approve specified matters. In addition, the Mandatory Provisions provide that at shareholders’ meetings shareholders are entitled to consider any proposals made by shareholders holding in the aggregate at least 3% of voting power over the company’s shares. These proposals must fall within the scope of powers of the shareholder’s meeting, have a clear agenda and specific matters and comply with laws, administrative regulations and articles of association of the company.

Under Delaware law, the business and affairs of a Delaware corporation are, in general, managed by or under the direction of its board of directors. Only certain fundamental matters regarding the corporation are reserved by statute to be exercised by the shareholders. These matters include, in general, election or removal of directors, retention or dismissal of the corporation’s independent auditors, mergers or other business combinations involving the corporation, amendment of the corporation’s certificate of incorporation and liquidation or dissolution of the corporation.

Shareholders’ approval by written consent

PRC law does not provide shareholders of overseas listed joint stock companies with rights to approve corporate matters by written consent. Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which is required or permitted to be taken at any shareholders’ meeting may be taken without a meeting, subject to various conditions.

Amendments of articles of association

Under PRC law, an amendment of the articles of association must be approved by an affirmative vote of two-thirds of shareholders attending a shareholders’ meeting. Amendments with respect to the Mandatory Provisions only become effective after approval by the relevant governmental department authorized by the State Council and the China Securities Regulatory Commission.

Under Delaware law, with certain exceptions, shareholder approvals must be obtained for any amendment to the certificate of incorporation. Board approvals are also required for any amendment to the certificate of incorporation, but no governmental approval is generally required.

Powers and responsibilities of directors

Under PRC law, the board of directors is responsible for specified actions, including the following functions and powers of a joint stock company:

•	convening shareholders’ meetings and reporting its work to shareholders at these meetings;

•	implementing shareholders’ resolutions;

•	determining the company’s business plans and investment proposals;

•	formulating the company’s annual financial budgets and final accounts;

•	formulating the company’s profit distribution plans and loss recovery plans;

•	formulating proposals for the increase or decrease in the company’s registered capital and the issue of debentures;

•	formulating major acquisition and disposal plans and plans for the merger, division or dissolution of the company;

•	to the extent authorized by the shareholders’ meeting, deciding on such matters as external investments, purchase or sale of assets, assets pledge and connected transactions of the company;

•	deciding on the company’s internal management structure and formulating its basic management system; and

•

appointing or removing the company’s principal executive officers; appointing and removing other senior officers based on the recommendation of the principal executive officer and deciding on the remuneration of the senior officers.

In addition, the Mandatory Provisions provide that the board of directors has the authority to formulate any proposal to amend the articles of association and to exercise any other power conferred by a decision of the shareholders’ meeting.

Under Delaware law, the business and affairs of a Delaware corporation are managed by or under the direction of its board of directors. Their powers include fixing the remuneration of directors, except as otherwise provided by statute or in the certificate of incorporation or by-laws of the corporation.

Powers and responsibilities of supervisors

Under PRC law, a PRC joint stock company must have a board of supervisors consisting of shareholder representatives and one or more employee representatives. Supervisors attend board meetings as non-voting observers. Directors and officers may not serve as supervisors. The supervisors perform and exercise the following functions and powers:

•	examining the company’s financial affairs;

•

monitoring compliance with laws, regulations, the articles of association of the company and the shareholders resolutions by the directors and officers of the company; and suggesting removing the directors and officers who violate these laws and regulations;

•	requiring corrective action from directors and officers whose actions are contrary to the interests of the company;

•

examining the financial information, including financial statements, operation reports and plans for profit distribution, to be submitted by the board of directors to the shareholders’ meetings; and authorizing, in the company’s name, public certified accountants or licensed auditors to assist in the re-examination of such information, should any doubt arise in respect thereof;

•	proposing the holding of extraordinary shareholders’ meetings;

•	proposing new items to be inserted in the agenda of the shareholders’ meeting;

•	bringing lawsuits against directors or members of senior management, if they violate laws, regulations or articles of association of the company; and

•	exercising and performing other powers and functions provided for in the company’s articles of association.

In addition, the Mandatory Provisions provide that supervisors of overseas listed joint stock companies are entitled to retain auditors in the name of the company to examine any financial or business reports or profit distribution proposals to be submitted by the directors to a meeting of the shareholders which the supervisors consider questionable, and negotiate or take legal action against any director or the directors in the name of the company. The fees and expenses of attorneys and other professionals incurred by the supervisors in connection with the discharge of their duties are to be paid by the company.

Delaware law makes no provision for a comparable corporate institution.

Duties of directors, supervisors and officers

Under PRC law, directors, supervisors and officers of a joint stock company are required to comply with relevant laws and regulations and the company’s articles of association. A director, supervisor or officer who contravenes any law, regulation or the company’s articles of association in the performance of his duties shall be personally liable to the company for any loss incurred by the company. Directors, supervisors and officers are required to carry out their duties honestly and diligently, and protect the interests of the company. They are also under a duty of confidentiality to the company and prohibited from divulging confidential information concerning the company, except as permitted by relevant laws and regulations or by a decision of a shareholders’ meeting. They may not use their position and authority in the company to seek personal gain. Directors and officers may not directly or indirectly engage in the same business as the company or in any other business detrimental to the interests of the company, and they are required to forfeit any profits from these activities to the company.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

Limitations on transactions with interested directors, supervisors and officers

Under PRC law, directors and officers of a joint stock company may not enter into any contracts or transactions with the company unless permitted by the articles of association or approved by the shareholders. A company may not provide any guarantees to shareholders or any de facto control person of the company unless such guarantees are approved by a majority of shareholders present at the shareholders’ meeting, excluding the shareholder who will be provided such guarantees. Under the Mandatory Provisions, a director, supervisor or officer is required to disclose to the board any transaction with the company in which he has a direct or indirect interest or in which there is a material conflict of interest between the company and himself. A director is not entitled to vote or be counted for quorum purposes in any board decision on any such transaction. A company may set aside any interested transaction which did not comply with these requirements, unless the other party to such transaction was honestly unaware of the breach of obligations by the interested director, supervisor or officer. A company may not loan or provide any guarantees to directors, supervisors or officers (including persons related to them), except for the loans made in accordance with employment contracts approved by the shareholders, or unless the company’s business scope allows for the provision of loans and guarantees and such loans or guarantees are made under regular commercial terms.

Under Delaware law, an interested transaction is not voidable if (1) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, the interested director could be held liable for a transaction in which such a director derived an improper personal benefit.

Election and removal of directors

Under PRC law, the term of office of directors of a joint stock company must be specified in the articles of association, but may not exceed three years. Directors may be re-elected. No director may be removed from office without cause by shareholders prior to the expiration of the director’s term. PRC law does not contemplate a classified board of directors.

Under Delaware law, directors of a Delaware corporation can be removed from office with or without cause by the holders of a majority of shares then entitled to vote at an election of directors, provided that except where the certificate of incorporation of the Delaware corporation otherwise provides, a member of a classified board may be removed by shareholders only for cause, and in a corporation with cumulative voting, if less than all of the directors are removed, no director may be removed if the votes cast against the director’s removal is sufficient to elect the director if cumulatively voted at an election of directors. The Court of Chancery may remove a director who has been convicted of a felony or found by a court to have committed a breach of the duty of loyalty in connection with his or her duties to the corporation following application by the corporation or derivatively in the right of the corporation by any shareholder. The court may order the removal only if it determines that the director did not act in good faith in performing the acts resulting in the prior conviction or judgment and that removal is necessary to avoid irreparable harm to the corporation.

Dividend payments

Under PRC law, proposals for distribution of profits are formulated by the board of directors and submitted for shareholder approval at a shareholders’ meeting. Dividends may be distributed in the form of cash or shares.

Under Delaware law, the board of directors of a Delaware corporation may declare dividends out of distributable earnings and profits without the approval of the shareholders.

Amalgamations and business combinations; appraisal rights

Under PRC law, amalgamations and divisions involving joint stock companies are required to be approved by shareholders voting at a shareholders’ meeting. The Mandatory Provisions require an amalgamation or division involving the company to be approved by an affirmative vote of two-thirds of the votes present at the shareholders’ meeting called to consider the transaction. Any opposing shareholder may request the company or the consenting shareholders to purchase its shares at a fair price. In addition, a sale of fixed assets having a value exceeding 33% of the fixed assets as shown on the company’s latest balance sheet most recently reviewed by the shareholders’ meeting requires the approval of at least one third of the shareholders’ meeting.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and holders of a majority of the outstanding shares entitled to vote. A shareholder objecting to the merger is entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

Transactions with significant shareholders

Under Delaware law, a business combination between a Delaware corporation and an interested shareholder which takes place at any time during a period of three years commencing with the date the interested shareholder became an interested shareholder would need prior approval from the board of directors or a supermajority of the shareholders of the corporation, unless the corporation opted out of the relevant Delaware business combination statute. Under Delaware law, an interested shareholder of a corporation is someone who, together with its affiliates and associates, owns more than 15% of the outstanding common shares of the corporation. No such business combination statute or regulation applies to PRC joint stock companies.

Shareholders’ lawsuits

The PRC law provides that most disputes involving an H shareholder are to be resolved by final and binding arbitration.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

Limitations on liability and indemnification of directors and officers

PRC law does not provide for any specific limitations on liability or indemnification of directors and officers.

Under Delaware law, a corporation may indemnify a current director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe that his conduct was unlawful. Persons serving at the request of the corporation as directors, officers, employees or agents of another entity such as a subsidiary or an employee stock trust may receive advancement of expenses from the corporation. A corporation may not retroactively impair or eliminate indemnification or advancement rights by amending the corporation’s certificate of incorporation or bylaws after the occurrence of the act or omission that gives rise to indemnification or advancement rights, unless the provision contains, at the time of the act or omission, an explicit authorization of such elimination or limitation.

Shareholders’ rights of inspection of corporate records

Under PRC law, shareholders are entitled to inspect the articles of association, register of shareholders, corporate bond counter foils, minutes of shareholders’ meetings and board meetings and reports of the financial accounts of the company. In addition, the Mandatory Provisions provide that, after paying reasonable fees, shareholders are entitled to inspect the company’s shareholder list, certain personal information on the directors, supervisors and officers, the company’s capital position and certain information regarding share repurchases conducted by the company during the most recent fiscal year.

Delaware law permits any shareholder of a Delaware corporation to examine or obtain copies of or extracts from the corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

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

Hong Kong Taxation

The following is a discussion of the material Hong Kong tax provisions relating to the ownership and disposition of H shares or ADSs held by the investors as capital assets. This discussion does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under the tax laws of Hong Kong. This discussion is based on the tax laws of Hong Kong as in effect on the date of this annual report, which are subject to change (or changes in interpretation), possibly with retroactive effect. This discussion does not address any aspects of Hong Kong taxation other than income taxation, capital taxation, stamp taxation and estate taxation. Prospective investors are urged to consult their tax advisers regarding Hong Kong and other tax consequences of owning and disposing of H shares.

Tax on Dividends

Under current practice, no tax is payable in Hong Kong in respect of dividends paid by us.

Tax on Gains from Sale

No tax is imposed in Hong Kong in respect of capital gains from the sale of property. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is imposed at the rate of 16.5% on corporations and at a rate of 15% on unincorporated businesses for the year of assessment 2008/09 onwards. Commencing from the year of assessment 2018/19 (i.e. on or after 1 April 2018), the profits tax rate for the first HK$2,000,000 of profits of corporations will be lowered to 8.25% while the remaining profits will continue to be taxed at the rate of 16.5%; and the profits tax rate for the first HK$2,000,000 of profits of unincorporated businesses will be lowered to 7.5%, while the remaining profits will continue to be taxed at the rate of 15%.

Trading gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares effected on the Hong Kong Stock Exchange realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, for example, on the New York Stock Exchange.

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for, or the market value of, the H shares, will be payable by the purchaser on every purchase and by the seller on every sale of H shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction involving H shares). In addition, a fixed duty of HK$ 5.00 is currently payable on any instrument of transfer of H shares. If stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

The withdrawal of H shares upon the surrender of ADRs, and the issuance of ADRs upon the deposit of H shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a passing of the beneficial interest in the H shares under Hong Kong law. The issuance of the ADRs upon the deposit of H shares issued directly to the depositary of the ADSs, or for the account of the depositary, will not be subject to any stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of H shares whose deaths occur on or after February 11, 2006.

United States Federal Income Taxation

This discussion describes general U.S. federal income tax consequences of the purchase, ownership and disposition of our Company’s ADSs for U.S. Holders. This discussion does not address any aspect of U.S. federal gift or estate tax (or tax consequences for any beneficiary receiving the Company’s ADSs from a deceased holder or by gift), or the state, local or foreign tax consequences of an investment in our Company’s ADSs. This discussion applies to you only if you hold and beneficially own our Company’s ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations, retirement plans, individual retirement accounts or tax deferred accounts;

•	partnerships or other pass-through entities (including entities treated as partnerships for U.S. federal income tax purposes) or persons holding ADSs through any such entities;

•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons who are U.S. expatriates;

•	persons liable for alternative minimum tax; or

•	persons who directly, indirectly or constructively own 10% or more by vote or value of our Company’s shares including ADSs.

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

U.S. Holders

Dividends on ADSs

Subject to the Passive Foreign Investment Company (“PFIC”) discussion below, if our Company makes distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs (without reduction for any non-U.S. tax withheld from such distribution) will generally be treated as dividend income if the distributions are made from our Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our Company’s ADSs will generally constitute qualified dividend income taxed at a preferential rate as long as our Company is not treated as a PFIC, our Company’s ADSs continue to be readily tradable on the New York Stock Exchange and certain conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the ADSs and thereafter as capital gain. However, our Company does not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, so each U.S. Holder should therefore assume that any distribution by our Company with respect to the ADSs will constitute dividend income. If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from our Company. Dividends generally will constitute foreign source passive income for U.S. foreign tax credit limitation purposes. You should consult your own tax advisor to determine the foreign tax credit implications of owning ADSs.

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

Our Company believes that we were not a PFIC for the taxable year 2020. However, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC, and no assurances can be given that we will not become a PFIC at some point in the future. For example, our Company would be a PFIC for the taxable year 2021 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules.

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

If our Company were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our Company’s ADSs are “marketable”. Our Company’s ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election as of the beginning of your holding period, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. Any gains recognized on the sale or other disposition of the ADSs would be treated as ordinary income and any losses would be treated as ordinary losses (but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any), and thereafter as capital losses. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs.

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

If the Company is a PFIC in any taxable year during which a U.S. Holder owns an ADS, such U.S. Holder (i) may also suffer adverse tax consequences under the PFIC rules described above with respect to any other PFIC in which the Company has a direct or indirect equity interest and (ii) generally will be required to file annually a statement setting forth certain information with its U.S. federal income tax returns. Currently, the effects of a mark-to-market election on, and the application of such an election to, lower-tier PFICs are not clear.

Medicare Tax

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to an ADS and net gain from the sale, exchange or other disposition of an ADS.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in U.S. Treasury regulations) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include an ADS if it is not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of an ADS, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

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

Our Company is subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which our Company filed with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549.

You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov . The Commission’s telephone number is 1-800-SEC-0330 . Copies of this material may also be obtained for our Company’s website at http:// www.csair.com .

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fuel Price Fluctuation Risk

Our earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage our exposure to the fluctuations in jet fuel prices. Our results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for our Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased or decreased the fuel costs by approximately RMB1,880 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 4(e) to the consolidated financial statements.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates. The majority of our borrowings and lease liabilities are in the form of long-term fixed-rate and variable-rate. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate our cash flow interest rate risk. The interest rate swaps allow our Company to pay at fixed rate from 1.64% to 1.72% to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2020 amounted to USD258 million (December 31, 2019: USD325 million), and the fair value of the interest rate swaps was RMB53 million recognized in liabilities as of December 31, 2020 (December 31, 2019: RMB3 million recognized in assets).

Cross currency swaps have been entered into mitigate interest rate risk and foreign currency risk. The cross currency swaps allow our Company to exchange the floating interest rate and principal payments in USD for fixed interest rate from 3.39% to 3.67% and principal payments in Renminbi. At 31 December 2019, the fair value of the cross currency swaps amounted to RMB187 million was recognized in assets. The notional principal of the outstanding cross currency swaps as at 31 December 2019 amounted to USD620 million. As at 31 December 2020, all cross currency swaps had been settled.

The sensitivity analysis of interest rate risk is disclosed in Note 4(b) to the consolidated financial statements.

The following table provides information regarding our other financial instruments (excluding lease contracts in accordance with Item 305 of Regulation S-K) that are sensitive to changes in interest rate as of December 31, 2020 and 2019:

	As of December 31, 2020 Expected Maturity Date (RMB Equivalent in million)								As of December 31, 2019 (RMB Equivalent in million)
	2021	2022	2023	2024	2025	Thereafter	Total recorded amount	Fair Value(2)	Total Recorded amount	Fair Value(2)
Bank and other loans
Fixed rate bank and other loans in US$	—	—	—	—	—	—	—	—	32	32
Average interest rate	N/A	N/A	N/A	N/A	N/A	N/A	N/A		2.42%
Variable rate bank and other loans in US$	—	—	—	—	—	—	—	—	4,325	4,325
Average interest rate(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A		3.42%
Fixed rate bank and other loans in RMB	38,578	7,662	12,807	553	1,034	15,228	75,862	75,862	42,989	42,989
Average interest rate	2.15%	3.52%	2.72%	2.73%	3.28%	6.02%	3.18%		2.96%
Variable rate bank and other loans in RMB	1,521	—	—	—	—	850	2,371	2,371	3,834	3,834
Average interest rate(1)	3.01%	N/A	N/A	N/A	N/A	4.41%	3.51%		4.06%

(1)	Variable interest rates are calculated based on the year end indices.
(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2020 and 2019.

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

In 2020, we entered into forward foreign exchange and foreign exchange options contracts to mitigate foreign currency exchange risk. As of December 31, 2020, the notional principal of the outstanding forward foreign exchange and foreign exchange options contracts amounted to USD400 million (December 31, 2019: USD1,035 million), and the fair value of the forward foreign exchange and foreign exchange options contracts amounted to RMB56 million was recognized in liabilities (December 31, 2019: RMB31 million was recognized in assets).

As of December 31, 2020, we operated a total of 571 aircraft under leases. Certain of the leases are at rates that are substantially fixed. Such leases expose us to market risks. However, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables.

The following table provides information regarding our material foreign currency sensitive financial instruments and capital commitments as of December 31, 2020 and 2019:

	As of December 31, 2020 Expected Maturity Date or Transaction Date (RMB Equivalent in million)								As of December 31, 2019 (RMB Equivalent in million)
	2021	2022	2023	2024	2025	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
Variable rate bank and other loans in US$	—	—	—	—	—	—	—	—	4,325	4,325
Capital commitment in US$	28,382	15,033	11,910	1,222	—	—	56,547	56,547	71,224	71,224

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

For description of the rights of each class of securities that is registered under Section 12 of the Exchange Act as of December 31, 2020, please refer to Exhibit 2.3 of this Annual Report.

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

Fees and Payments from the Depositary to Us

In 2020, we received from the depositary a reimbursement of US$43,601.14 net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by our Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of the service to our Company, the Bank of New York Mellon waived a total amount of US$115,438.08 for the standard costs associated with the administration of the ADS program in 2020.

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

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Southern Airlines Company Limited:

Opinion on Internal Control Over Financial Reporting

We have audited China Southern Airlines Company Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

April 28, 2021

Changes in internal control over financial reporting

During the year ended December 31, 2020, there has been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT AND RISK MANAGEMENT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Tan Jinsong qualifies as an audit and risk management committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Tan Jinsong satisfies as an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees”.

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

KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal years ended December 31, 2019 and 2020. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees of our principal accountants for each of the fiscal years of 2019 and 2020:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
		RMB (in million)
2019	18.7	—	1.5	—
2020	17.3	0.8	1.4	—

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

Our audit and risk management committee pre-approved all audit and non-audit services performed by our principal accountant for the fiscal years ended December 31, 2019 and 2020.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT AND RISK MANAGEMENT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Set out below is a summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange (“NYSE”):

NYSE corporate governance rules	Hong Kong corporate governance rules	Our Company’s governance practices

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

Under the Hong Kong Listing Rules, independence is more likely to be questioned under certain circumstances, such as if the director has specified interests in the issued shares or business of the listed company, or relationship with a director, chief executive or a substantial shareholder of the listed company, or is financially dependent on the listed company. The Hong Kong Listing Rules require that each independent non-executive director must provide an annual confirmation of his independence to the listed company.

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

Our Company has complied with the relevant Chinese corporate governance rules and the relevant requirements of the Hong Kong Listing Rules, and has implemented internal rules governing the independence and responsibilities of independent directors. Our Company assesses the independence of independent directors every year.

Executive Sessions The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

The Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules requires that the chairman should at least annually hold meetings with the non-executive directors (including independent non-executive directors) without the executive directors present.

A meeting was held on August 28, 2020 by the chairman of our board with independent non-executive directors and without the presence of other directors.

NYSE corporate governance rules	Hong Kong corporate governance rules	Our Company’s governance practices

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

The Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules requires that, a listed company should establish a nomination committee which is chaired by the chairman of the board or an independent non-executive director and comprises a majority of independent non-executive directors. The primary duties of the nomination committee include: (a) review the structure, size and composition of the board at least annually and make recommendations on any proposed changes to the board; (b) identify individuals suitably qualified to become board members and select or make recommendations to the board on the selection of individuals nominated for directorships; (c) assess the independence of independent non-executive directors; and (d) make recommendations to the board on the appointment or reappointment of directors and succession planning for directors.

Our Company has established a Nomination Committee. As of December 31, 2020, the Nomination Committee consisted of two members, including Mr. Zheng Fan (independent non-executive director) as chairman and Mr. Jiao Shuge (independent non-executive director) as a member. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the company; study the selection criteria and procedures of directors and management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for directors and management; investigate and propose candidates for directors and management and other senior management members to the Board.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.

The Hong Kong Listing Rules requires that a listed company must establish a remuneration committee chaired by an independent non-executive director and comprising a majority of independent non-executive directors.

Our Company has established a Remuneration and Assessment Committee consisting of three members. As of December 31, 2020, the Remuneration and Assessment Committee consisted of three members and was chaired by Mr. Gu Huizhong (independent non-executive director), together with Mr. Han Wensheng (executive director) and Mr. Zheng Fan (independent non-executive director) as members.

NYSE corporate governance rules	Hong Kong corporate governance rules	Our Company’s governance practices

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

The responsibilities of our Remuneration and Assessment Committee are similar to those stipulated by the NYSE rules, but the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee. The responsibilities of the Remuneration and Assessment Committee are to approve the remuneration packages of directors and senior management of our Group, and our Company’s “preliminary proposals on annual emoluments of the directors and senior management of our Group”. The Remuneration and Assessment Committee is also responsible for assessing performance of executive director and approving the terms of executive directors’ service contracts.

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

In accordance with the Hong Kong Listing Rules, every listed company must establish an audit committee comprising non-executive directors only. The audit committee must comprise a minimum of three members, at least one of whom is an independent non-executive director with appropriate professional qualifications or accounting or related financial management expertise. The majority of the audit committee members must be independent non-executive directors. The audit committee must be chaired by an independent non-executive director.

Our Company has established an Audit and Risk Management Committee that satisfies relevant domestic requirements and the Audit and Risk Management Committee has a written charter. As of December 31, 2020, the Audit and Risk Management Committee consisted of three members and was chaired by Mr. Tan Jin Song, with Mr. Gu Hui Zhong and Mr. Jiao Shu Ge as the members.

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

NYSE corporate governance rules	Hong Kong corporate governance rules	Our Company’s governance practices
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

There are no similar requirements under the Hong Kong Listing Rules.

The relevant regulations of China require our Board to propose plans and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers is subject to approval by our Board and disclosed to the public upon the approval of our Board. The approval of director compensation and compensation plan of executive officers of our Company satisfies relevant domestic requirements.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director responsibilities, director access to management and, as necessary and appropriate, independent advisors, director compensation, director orientation continuing education, management succession and annual performance evaluation of the board of directors, etc.

Under the Hong Kong Listing Rules, we are expected to comply with, but may choose to deviate from, the provisions of the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules, which sets out the principles of good corporate governance for listed companies. However, we are required to disclose the reasons for deviation, if any, in our interim and annual reports.

Our Company has complied with the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules, except that Mr. Ma Xulun currently serves as the Chairman and the President, which deviates from provision A.2.1 of the Corporate Governance Code, requiring that the roles of the Chairman and the President should be separate and should not be performed by the same individual. Nevertheless, having considered that (i) the co-performance of the duties of the Chairman and the President is a temporary arrangement pending election and appointment of a candidate to fill vacancy of the President position; and (ii) the Board meets regularly and whenever needed to consider matters relating to business operations of our Group, the Board is of the view that this temporary arrangement will not impair the balance of power and authority of the Board and the management of the Company. The effectiveness of corporate planning and implementation of corporate strategies and decisions will not be affected.

We also complied with the Corporate Governance Rules issued by CSRC.

NYSE corporate governance rules	Hong Kong corporate governance rules	Our Company’s governance practices

Certification Requirements

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any material non-compliance with any applicable provisions of Section 303A.

	There are no similar requirements under the Hong Kong Listing Rules.	There are no similar requirements under the domestic corporate governance rules in China.

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19.	EXHIBITS

Index to Exhibits
Exhibit No.	Description of Exhibit
1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation)

2.1	Specimen Certificate for the H Shares (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt (2)

2.3	Description of registrant’s securities

4.1	Form of Director’s Service Agreement (3)

4.2	Form of Non-executive Director’s Service Agreement (4)

4.3	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012*(5)

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on December 17, 2015*(6)

4.5	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015*(7)

4.6	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015*(8)

4.7	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on December 23, 2015*(9)

4.8	Import and Export Agency Framework Agreement entered into by and between our Company and Southern Airlines (Group) Import and Export Trading Company Limited on January 9, 2014(10)

4.9	Trademark License Agreement entered into by and between our Company and CSAH on May 22, 1997 (11)

4.10	A Share subscription agreement entered into by and between our Company and CSAH on June 11, 2012(12)

4.11	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on May 16, 2014*(13)

4.12	English translation of Financial Services Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016(14)

4.13	English translation of Insurance Business Platform Services Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on November 19, 2015(15)

4.14	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 16, 2016(16)

4.15	English translation of Passenger and Cargo Sales and Ground Services Framework Agreement entered into by and between our Company and China Southern Air Holding Ground Services Company Limited on December 16, 2016(17)

4.16	Supplemental Agreement No. 3 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*(18)

4.17	Supplemental Agreement No. 4 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*(19)

4.18	Supplemental Agreement No. 3 to Purchase Agreement No. 03757 Relating to Boeing Model 737-800 Aircraft entered into by and between Xiamen Airlines and Boeing on April 26, 2016*(20)

4.19	Purchase Agreement No. GUN-PA-04455 Relating to Boeing Model 787-9 Aircraft entered into by and between our Company and Boeing on October 12, 2016*(21)

4.20	Airbus Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S on April 26, 2017* (22)

4.21	English translation of Aircraft Finance Lease Framework Agreement entered into by and between our Company and CSA International on May 26, 2017 (23)

4.22	English translation of 2018-2019 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 17, 2017 (24)

4.23	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017* (25)

4.24	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017* (26)

4.25	Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on March 21, 2018* (27)

4.26	English translation of CSA Building Asset Lease Agreement entered into by and between our Company and GSAC on January 19, 2018 (28)

4.27	English translation of Supplemental Agreement to the Financial Services Framework Agreement entered into by and between our Company and SA Finance on April 27, 2018 (29)

4.28	English translation of Sale and Purchase Agreement entered into by and between our Company and Zhuhai China Southern Air Real Property Development Co., Ltd. on December 24, 2018 (30)

4.29	English translation of Media Services Framework Agreement entered into by and between our Company and SACM on December 27, 2018 (31)

4.30	English translation of Catering Services Framework Agreement entered into by and between our Company and SACC on December 27, 2018 (32)

4.31	Form of Senior Management Services Agreement (33)

4.32	English translation of Capital Increase agreement entered into by and between our Company, CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland on March 1, 2019 (34)

4.33	English translation of Entrusted Loan Agreement entered into by and between our Company, CSAH and SA Finance on July 8, 2019 (35)

4.34	English translation of Financial Services Framework Agreement entered into by and between our Company and SA Finance on August 27, 2019(36)

4.35	English translation of Framework Agreement on the Use of Facility entered into by and between our Company and Sichuan Airline on August 30, 2019(37)

4.36	English translation of Entrusted Loan Agreement entered into by and between our Company, CSAH and SA Finance on September 3, 2019 (38)

4.37	English translation of 2020-2022 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 10, 2019(39)

4.38	English translation of Subscription Agreement entered into by and between our Company and CSAH on October 30, 2019(40)

4.39	English translation of Subscription Agreement entered into by and between our Company and Nan Lung on October 30, 2019(41)

4.40	English translation of Supplemental Agreement to Media Services Framework Agreement entered into by and between our Company and SACM on November 29, 2019(42)

4.41	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 30, 2019(43)

4.42	English translation of Property Management Framework Agreement entered into by and between our Company and China Southern Airlines Group Property Management Co., Ltd. on December 21, 2020

4.43	English translation of Asset Lease Framework Agreement entered into by and between our Company and CSAH on December 21, 2020

4.44	English translation of Capital Increase and Equity Transfer Agreement entered into by and between Southern Airlines General Aviation Co., Ltd., our Company, China Southern Power Grid Industry Investment Group Co., Ltd., Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership), China Southern Airlines Group Capital Holding Limited and Zhuhai General Aviation Investment Partnership (Limited Partnership) on November 25, 2020

8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (44)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*

Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(1)	Incorporated by reference to the Exhibit 2.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-07116), filed with the Securities and Exchange Commission on August 7, 2012.
(3)	Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.
(4)	Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.
(5)	Incorporated by reference to the Exhibit 4.4 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.
(6)	Incorporated by reference to the Exhibit 4.6 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(7)	Incorporated by reference to the Exhibit 4.7 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(8)	Incorporated by reference to the Exhibit 4.8 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(9)	Incorporated by reference to the Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(10)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.
(11)	Incorporated by reference to the Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009.
(12)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.
(13)	Incorporated by reference to the Exhibit 4.23 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.
(14)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(15)	Incorporated by reference to the Exhibit 4.36 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(16)	Incorporated by reference to the Exhibit 4.37 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(17)	Incorporated by reference to the Exhibit 4.38 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(18)	Incorporated by reference to the Exhibit 4.39 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(19)	Incorporated by reference to the Exhibit 4.40 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(20)	Incorporated by reference to the Exhibit 4.41 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(21)	Incorporated by reference to the Exhibit 4.42 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(22)	Incorporated by reference to the Exhibit 4.43 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(23)	Incorporated by reference to the Exhibit 4.44 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(24)	Incorporated by reference to the Exhibit 4.45 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(25)	Incorporated by reference to the Exhibit 4.46 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(26)	Incorporated by reference to the Exhibit 4.47 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(27)	Incorporated by reference to the Exhibit 4.49 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(28)	Incorporated by reference to the Exhibit 4.29 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(29)	Incorporated by reference to the Exhibit 4.31 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(30)	Incorporated by reference to the Exhibit 4.32 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(31)	Incorporated by reference to the Exhibit 4.33 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(32)	Incorporated by reference to the Exhibit 4.34 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(33)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(34)	Incorporated by reference to the Exhibit 4.34 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(35)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(36)	Incorporated by reference to the Exhibit 4.36 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(37)	Incorporated by reference to the Exhibit 4.37 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(38)	Incorporated by reference to the Exhibit 4.38 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(39)	Incorporated by reference to the Exhibit 4.39 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(40)	Incorporated by reference to the Exhibit 4.40 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(41)	Incorporated by reference to the Exhibit 4.41 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(42)	Incorporated by reference to the Exhibit 4.42 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(43)	Incorporated by reference to the Exhibit 4.43 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(44)	Incorporated by reference to the Exhibit 11.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Ma Xulun
Name: Ma Xulun
Title: Chairman of the Board and President

Date: April 28, 2021

CHINA SOUTHERN AIRLINES COMPANY LIMITED

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Southern Airlines Company Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of China Southern Airlines Company Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Assessment of value in use of aircraft and related equipment

As discussed in Note 19(a) to the consolidated financial statements, the Company reported aircraft and related equipment in the amount of RMB208,943 million as of December 31, 2020. The Company recognized RMB3,959 million of impairment loss on aircraft and related equipment for the year ended December 31, 2020. As discussed in Note 2(l)(iii), at the end of each reporting period, if any indication of impairment exists, the Company estimates the recoverable amount of an asset, or a cash-generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. The Company’s estimated value in use includes assumptions on traffic revenue growth rates, related operating costs growth rates (“forecasted growth rates”) and discount rates.

We identified the assessment of value in use of aircraft and related equipment as a critical audit matter. The estimate of value in use of aircraft and related equipment involved a high degree of subjectivity and auditor judgment to evaluate the Company’s assumptions on the forecasted growth rates and discount rates. The forecasted growth rates and the discount rates used to estimate value in use for impairment of aircraft and related equipment are challenging to test as minor changes to those assumptions would have a significant effect on the Company’s impairment assessment of aircraft and related equipment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process in assessing the value in use of aircraft and related equipment. This includes controls related to the development of forecasted growth rates and discount rates used in determining the value in use of aircraft and related equipment. We assessed the reasonableness of the Company’s forecasted growth rates based on the Company’s future operation plans. We assessed the forecasted growth rates assumptions adopted in the Company’s value in use assessment by comparing them with internally and externally derived data. We evaluated the Company’s ability to accurately forecast by comparing the Company’s historical forecasted growth rates to the actual results. We performed sensitivity analysis over the forecasted growth rates and the discount rates assumptions to assess their impact on the Company’s impairment assessment. In addition, we involved our valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates used by comparing them against discount rates that were independently developed using publicly available industry data.

Assessment of the standalone selling price for mileage awarded

As discussed in Note 38 to the consolidated financial statements, the Company’s contract liabilities relating to unredeemed mileage awarded was RMB3,196 million as of December 31, 2020. For the year ended December 31, 2020, the revenue recognized in relation to mileage awarded was RMB1,405 million. As discussed in Note 2(z)(ii), the Company allocates the transaction price in relation to mileage earning flights between the flight and mileage awarded on relative standalone selling prices. The Company estimates the standalone selling price of mileage awarded through mileage earning flights based on inputs and assumptions derived from historical data, including the estimates on the percentage of mileage awarded that are expected to be redeemed (“expected redemption rates”). The mileage awarded is recognized in contract liabilities, and subsequently recognized as revenue when the mileage is redeemed and the related benefits are received or used.

We identified assessment of the standalone selling price for mileage awarded as a critical audit matter because of the high degree of subjective auditor judgment required to evaluate the assumptions involved in such assessment, in particular the expected redemption rates which take into consideration expected future mileage redemption patterns.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to estimate the standalone selling price for mileage awarded. This included controls related to key assumptions utilized in the estimation of the standalone selling price for mileage awarded. We evaluated the Company’s methodology in developing the standalone selling price for mileage awarded and compared the assumptions underlying the expected redemption rates with those of historical periods. We compared the Company’s estimate of the standalone selling price of mileage awarded to the contractual rates at which mileages are sold to other airlines and bank partners. We compared the expected redemption rates to historical experience of mileage redemption. We assessed the impact of changes in the terms of mileage programs and customer behavior on expected redemption rates. We assessed the Company’s ability to accurately forecast by comparing the historical estimate of mileage redemption to actual redemption of mileages. We also performed sensitivity analysis over the expected redemption rates to assess its impact on the associated revenue for mileage awarded.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2016.

Beijing, China

April 28, 2021

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

	Note	2020 RMB million	2019 RMB million	2018 RMB million
				(Note)
Operating revenue	5
Traffic revenue		87,027	148,117	138,064
Other operating revenue		5,534	6,205	5,559

Total operating revenue		92,561	154,322	143,623
Operating expenses
Flight operation expenses	7	37,545	70,566	76,216
Maintenance expenses	8	13,375	13,057	12,704
Aircraft and transportation service expenses	9	18,743	26,591	24,379
Promotion and selling expenses	10	5,007	7,755	7,036
General and administrative expenses	11	4,088	4,073	3,770
Depreciation and amortization	12	24,590	24,620	14,308
Impairment losses on property, plant and equipment and right-of-use assets	19/21	3,961	18	—
Others		1,802	1,928	1,829

Total operating expenses		109,111	148,608	140,242
Other net income	14	4,686	5,124	5,438

Operating (loss)/profit		(11,864)	10,838	8,819

Interest income		322	74	125
Interest expense	15	(6,716)	(5,845)	(3,202)
Share of associates’ results	24	(776)	(178)	263
Share of joint ventures’ results	25	309	365	200
Exchange gain/(loss), net	36	3,485	(1,477)	(1,853)
Loss on disposal of a subsidiary	23(v)	(8)	—	—
Changes in fair value of financial assets / liabilities	28	53	265	12
Remeasurement of the originally held equity interests in a joint venture		—	13	—

(Loss)/profit before income tax		(15,195)	4,055	4,364
Income tax	16	3,368	(971)	(1,000)

(Loss)/profit for the year		(11,827)	3,084	3,364

(Loss)/profit attributable to:
Equity shareholders of the Company	18	(10,847)	2,640	2,895
Non-controlling interests		(980)	444	469

(Loss)/profit for the year		(11,827)	3,084	3,364

(Loss)/earnings per share
Basic and diluted	18	RMB(0.77)	RMB0.22	RMB0.27

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2020, 2019 and 2018

	Note	2020 RMB million	2019 RMB million	2018 RMB million
				(Note)
(Loss)/profit for the year		(11,827)	3,084	3,364

Other comprehensive income:	17
Items that will not be reclassified to profit or loss
- Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		(250)	(31)	319
- Share of other comprehensive income of an associate		(2)	3	(4)
- Income tax effect of the above items		63	7	(80)
Items that may be reclassified subsequently to profit or loss
- Cash flow hedge: fair value movement of derivative financial assets/ liabilities		(45)	(72)	29
- Differences resulting from the translation of foreign currency financial statements		8	(7)	(2)

- Share of other comprehensive income of an associate		(3)	—	—

- Income tax effect of the above items		11	17	(7)

Other comprehensive income for the year		(218)	(83)	255

Total comprehensive income for the year		(12,045)	3,001	3,619

Total comprehensive income for the year attributable to:
Equity shareholders of the Company		(11,011)	2,552	3,048
Non-controlling interests		(1,034)	449	571

Total comprehensive income for the year		(12,045)	3,001	3,619

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At December 31, 2020 and 2019

		December 31	December 31
		2020	2019
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	19	86,146	84,788
Construction in progress	20	32,407	39,222
Right-of-use assets	21	151,065	153,211
Goodwill	22	237	237
Interest in associates	24	2,449	3,322
Interest in joint ventures	25	3,225	3,124
Aircraft lease deposits		362	457
Other equity instrument investments	26	799	1,049
Other non-current financial assets	26	92	106
Derivative financial assets	27	—	3
Deferred tax assets	29(b)	7,739	2,692
Other assets	30	2,877	1,979

		287,398	290,190

Current assets
Inventories	31	1,760	1,893
Trade receivables	32	2,525	3,152
Other receivables	33	8,347	7,860
Cash and cash equivalents	34	25,419	1,849
Restricted bank deposits		117	102
Prepaid expenses and other current assets		732	1,591
Derivative financial assets	27	—	218
Amounts due from related companies	41	85	73

		38,985	16,738

Current liabilities
Derivative financial liabilities	27	3,148	—
Borrowings	35	40,099	37,543
Lease liabilities	36	20,930	19,998
Trade payables	37	1,782	2,317
Contract liabilities	38	1,513	1,610
Sales in advance of carriage	39	3,997	10,303
Current income tax		462	563
Amounts due to related companies	41	357	170
Accrued expenses	42	15,920	15,745
Other liabilities	43	7,473	7,241

		95,681	95,490

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

At December 31, 2020 and 2019

		December 31	December 31
		2020	2019
	Note	RMB million	RMB million
Non-current liabilities
Borrowings	35	38,134	13,637
Lease liabilities	36	100,283	114,076
Derivative financial liabilities	27	53	—
Other non-current liabilities	40	2,036	1,782
Provision for major overhauls	44	4,216	3,542
Deferred benefits and gains	45	769	833
Deferred tax liabilities	29(b)	80	239

		145,571	134,109

Net assets		85,131	77,329

Capital and reserves
Share capital	46	15,329	12,267
Reserves		54,255	51,839

Total equity attributable to equity shareholders of the Company		69,584	64,106
Non-controlling interests		15,547	13,223

Total equity		85,131	77,329

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2020, 2019 and 2018

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Fair value reserve (recycling)	Fair value reserve (non- recycling)	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	(Note 46) RMB million	(Note 47(b)) RMB million	(Note 47(c)) RMB million	(Note 47(d)) RMB million	(Note 47(e)) RMB million	RMB million	RMB million	RMB million	RMB million
Balance at January 1, 2018	10,088	15,182	35	303	2,684	22,273	50,565	12,668	63,233
Changes in equity for 2018:
Profit for the year	—	—	—	—	—	2,895	2,895	469	3,364
Other comprehensive income	—	—	22	133	(2)	—	153	102	255

Total comprehensive income	—	—	22	133	(2)	2,895	3,048	571	3,619
Appropriations to reserves	—	—	—	—	221	(221)	—	—	—
Dividends relating to 2017	—	—	—	—	—	(1,009)	(1,009)	—	(1,009)
Issuance of shares	2,179	10,470	—	—	—	—	12,649	—	12,649
Capital injection by non-controlling interests in subsidiaries	—	—	—	—	—	—	—	72	72
Changes in other reserves	—	—	—	—	4	—	4	—	4
Distributions to non-controlling interests	—	—	—	—	—	—	—	(99)	(99)

Balance at December 31, 2018 (Note)	12,267	25,652	57	436	2,907	23,938	65,257	13,212	78,469
Impact on initial application of IFRS 16 (Note 2(b))	—	—	—	—	(272)	(2,852)	(3,124)	(338)	(3,462)

Adjusted balance at January 1, 2019	12,267	25,652	57	436	2,635	21,086	62,133	12,874	75,007
Changes in equity for 2019:
Profit for the year	—	—	—	—	—	2,640	2,640	444	3,084
Other comprehensive income	—	—	(55)	(27)	(6)	—	(88)	5	(83)

Total comprehensive income	—	—	(55)	(27)	(6)	2,640	2,552	449	3,001
Appropriations to reserves (Note 47(e))	—	—	—	—	181	(181)	—	—	—
Dividends relating to 2018	—	—	—	—	—	(613)	(613)	—	(613)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(86)	(86)
Acquisition of non-controlling interests in a subsidiary	—	—	—	—	(10)	—	(10)	(14)	(24)
Change in other reserves	—	—	—	—	44	—	44	—	44

Balance at December 31, 2019 and January 1, 2020	12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329
Changes in equity for 2020:
Loss for the year	—	—	—	—	—	(10,847)	(10,847)	(980)	(11,827)
Other comprehensive income	—	—	(37)	(135)	8	—	(164)	(54)	(218)

Total comprehensive income	—	—	(37)	(135)	8	(10,847)	(11,011)	(1,034)	(12,045)
Issuance of shares (Note 46(ii))	3,062	12,889	—	—	—	—	15,951	—	15,951
Acquisition of non-controlling interests in a subsidiary (Note23(vi))	—	—	—	—	(155)	—	(155)	(105)	(260)
Capital injection from non-controlling interests	—	—	—	—	700	—	700	3,521	4,221
Distributions to non-controlling interests	—	—	—	—	—	—	—	(57)	(57)
Decrease in non-controlling interests as a result of loss of control of a subsidiary	—	—	—	—	—	—	—	(1)	(1)
Change in other reserves	—	—	—	—	(7)	—	(7)	—	(7)

Balance at December 31, 2020	15,329	38,541	(35)	274	3,390	12,085	69,584	15,547	85,131

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

		2020	2019	2018
	Note	RMB million	RMB million	RMB million
				(Note)
Operating activities
Cash generated from operating activities	34(b)	10,727	39,728	21,174
Interest received		295	67	131
Interest paid		(6,646)	(7,014)	(4,255)
Income tax paid		(1,678)	(1,606)	(1,662)

Net cash generated from operating activities		2,698	31,175	15,388

Investing activities
Acquisition of subsidiaries, net of cash acquired		—	176	6
Proceeds from disposal of property, plant and equipment and construction in progress		2,848	814	3,550
Proceeds from disposal of other financial assets		—	492	—
Proceeds from disposal of derivative financial instruments		51	—	—
Acquisition of other financial assets		—	(50)	(440)
Dividends received from associates		91	84	114
Dividends received from joint ventures		246	177	144
Dividends received from other investments in equity and other non-current financial assets		20	22	20
Acquisition of term deposits		(898)	(43)	(264)
Proceeds from maturity of term deposits		654	264	313
Acquisition of property, plant and equipment and other assets		(11,061)	(15,622)	(24,033)
Capital injection into an associate		—	(500)	—
Acquisition of an associate		—	(386)	—
Net refunds of aircraft lease deposits		—	145	73

Net cash used in investing activities		(8,049)	(14,427)	(20,517)

Financing activities
Dividends paid to equity shareholders of the Company		—	(613)	(1,009)
Proceeds from issuance of shares		15,951	—	10,908
Proceeds from bank borrowings	34(c)	71,841	33,985	34,385
Proceeds from corporate bonds	34(c)	25,000	7,497	2,000
Proceeds from ultra-short-term financing bills	34(c)	48,300	43,489	5,500
Repayment of bank borrowings	34(c)	(52,601)	(50,374)	(34,260)
Repayment of principal under finance lease obligations	34(c)	—	—	(10,433)
Repayment of ultra-short-term financing bills	34(c)	(59,800)	(25,000)	(1,500)
Repayment of corporate bonds	34(c)	(2,655)	(12,951)	(345)
Capital element of lease rentals paid	34(c)	(20,670)	(17,784)	—
Capital injections from non-controlling interests		3,802	—	72
Payment for purchase of non-controlling interest		(260)	—	—
Net refunds of aircraft lease deposits		69	—	—
Dividends paid to non-controlling interests		(32)	(82)	(98)

Net cash generated from / (used in) financing activities		28,945	(21,833)	5,220

Net increase / (decrease) / increase in cash and cash equivalents		23,594	(5,085)	91
Cash and cash equivalents at January 1		1,849	6,928	6,826
Exchange (loss)/gain on cash and cash equivalents		(24)	6	11

Cash and cash equivalents at December 31	34(a)	25,419	1,849	6,928

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

The Company’s majority interest is owned by China Southern Air Holding Company Limited (“CSAH”), a state-owned enterprise incorporated in the PRC.

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

The IASB has issued certain amendments to IFRSs that are first effective for the current accounting period of the Group. Note 2(b) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these consolidated financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies

(A)	Amendments to IFRSs that are first effective for the year ended December 31, 2020

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IFRS 3, Definition of a Business

•	Amendment to IFRS 16, COVID-19-Related Rent Concessions

Other than the amendment to IFRS 16, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendments to IFRS 3, Definition of a Business

The amendments clarify the definition of a business and provide further guidance on how to determine whether a transaction represents a business combination. In addition, the amendments introduce an optional “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is an asset rather than business acquisition, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The amendments do not have any material impact on the financial position and the financial result of the Group.

Amendment to IFRS 16, COVID-19-Related Rent Concessions

The amendment provides a practical expedient that allows a lessee to by-pass the need to evaluate whether certain qualifying rent concessions occurring as a direct consequence of the COVID-19 pandemic (“COVID-19-Related Rent Concessions”) are lease modifications and, instead, account for those rent concessions as if they were not lease modifications.

The Group has elected to early adopt the amendments and applies the practical expedient to all qualifying COVID-19-Related Rent Concessions granted to the Group except for aircraft and engine leases from January 1, 2020. Consequently, rent concessions received have been accounted for as negative variable lease payments recognized in profit or loss in the period in which the event or condition that triggers those payments occurred (see Note 21). There is no impact on the opening balance of equity at January 1, 2020.

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

The following table reconciles the operating lease commitments as at December 31, 2018 to the opening balance for lease liabilities recognized as at January 1, 2019:

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

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(e) and 2(l)(iii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. The Group’s share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognized in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

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

Investments other than equity investments

Non-equity investments held by the Group are classified into one of the following measurement categories:

-amortised cost, if the investment is held for the collection of contractual cash flows which represent solely payments of principal and interest. Interest income from the investment is calculated using the effective interest method (Note 2(z)(v)).

-fair value through other comprehensive income (FVOCI)—recycling, if the contractual cash flows of the investment comprise solely payments of principal and interest and the investment is held within a business model whose objective is achieved by both the collection of contractual cash flows and sale. Changes in fair value are recognized in other comprehensive income, except for the recognition in profit or loss of expected credit losses, interest income (calculated using the effective interest method) and foreign exchange gains and losses. When the investment is derecognized, the amount accumulated in other comprehensive income is recycled from equity to profit or loss.

-fair value at profit or loss (FVPL) if the investment does not meet the criteria for being measured at amortized cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognized in profit or loss.

Equity investments

An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognized in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognized in profit or loss as other income in accordance with the policy set out in Note 2(z)(iv).

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

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)(iii)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight-line method over their estimated useful lives or lease term. Rental income from investment properties is accounted for as described in Note 2(z)(iii).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(i)	Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)(iii)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(ac)).

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

When each major aircraft overhaul is performed, its cost is recognized in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 6 to 12 years. Components related to engine overhaul cost, are depreciated on the units of production method over the expected flying hours of 9-42 thousand hours. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the consolidated income statement.

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

For a contract that contains more than a lease, a lessee and lessor shall separate the contract and account for each lease component respectively. For a contract that contains lease and non-lease components, a lessee and lessor shall separate lease components from non-lease components. However, when the Group is a lessee of land use right and buildings, the Group has elected not to separate non-lease components from lease components, and instead, account for each lease component and any associated non-lease components as a single lease component. When separate lease components from non-lease components, a lessee shall allocate the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

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

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract (“lease modification”) that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. The only exceptions are rent concessions in relation to all leases except for aircraft and engine leases which arose as a direct consequence of the COVID-19 pandemic and which satisfied the conditions set out in paragraph 46B of IFRS 16 Leases. In such cases, the Group took advantage of the practical expedient set out in paragraph 46A of IFRS 16 and recognized the change in consideration as if it were not a lease modification.

In the consolidated statement of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the reporting period.

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

When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. The rental income from operating leases is recognized in accordance with Note 2(z)(iii).

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

The Group recognizes a loss allowance for expected credit losses (ECL) on the following items:

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

Basis of calculation of interest income

Interest income recognized in accordance with Note 2(z)(v) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

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

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	Investment properties;

•	Other property, plant and equipment;

•	Right-of-use assets;

•	Construction in progress;

•	Goodwill;

•	Investments in subsidiaries, associates and joint ventures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(iii)	Impairment of other non-current assets (continued)

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

A contract asset is recognized when the Group recognizes revenue (see Note 2(z)) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets, if any, are assessed for ECL and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2(o)).

A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see Note 2(z)). A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see Note 2(o)).

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

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with Note 2(l)(ii), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

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

Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

(x)	Convertible bonds

(i)	Convertible bonds that contain an equity component

Convertible bonds that can be converted into ordinary shares at the option of the holder, where the number of shares to be issued is fixed, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured at fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible bonds as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortized cost. Interest expense recognized in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognized in the other reserve until either the bonds are converted or redeemed.

If the bonds are converted, the other reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bonds are redeemed, the other reserve is released directly to retained profits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(x)	Convertible bonds (continued)

(ii)	Other convertible bonds

Convertible bonds which do not contain an equity component are accounted for as follows:

At initial recognition, the derivative component of the convertible bonds is measured at fair value and presented as part of derivative financial instruments (see Note 2(g)). Any excess of proceeds over the amount initially recognized as the derivative component is recognized as the host liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the host liability and are recognized initially as part of the liability.

The derivative component is subsequently remeasured in accordance with Note 2(g). The host liability component is subsequently carried at amortized cost. Interest expense recognized in profit or loss on the host liability component is calculated using the effective interest method.

If the bonds are converted, the derivative financial instruments, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognized in profit or loss.

(y)	Income tax

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(y)	Income tax (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(z)	Revenue and other income

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

Revenue from airline-related business is recognized when the customers obtain control of the relevant services.

The incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, a sales commission). As a practical expedient, the Group recognizes sales commission (that are regarded as directly related incremental costs of obtaining transportation contracts) as an expense when incurred, as the amortization period is one year or less.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(z)	Revenue and other income (continued)

(ii)	Frequent flyer revenue

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

Contract liabilities in relation to mileage awarded are subsequently recognized as revenue when the mileage is redeemed and the related benefits are received or used. Revenue on redeemed flights is recognized in accordance with the accounting policy set out in Note 2(z)(i), and revenue on redeemed goods or services is recognized when the customers obtain control of the goods or services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(z)	Revenue and other income (continued)

(iii)	Rental income from operating leases

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

(aa)	Traffic commissions

Traffic commissions are expensed in the consolidated income statement when the transportation is provided and the related revenue is recognized. Traffic commissions for transportation not yet provided are recorded on the consolidated statement of financial position as prepaid expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(ab)	Maintenance and overhaul costs

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

(ac)	Borrowing costs

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(ad)	Employee benefits

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(ae)	Translation of foreign currencies

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

(af)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(af)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(ag)	Segment reporting

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

As discussed in Note 2(l)(iii), at the end of each reporting period, the Group tests for impairment for long-lived assets or cash-generating units (“CGUs”) (a portion of which related to aircraft and other flight equipment including rotables in property, plant and equipment, aircraft and engines in right-of-use assets(“aircraft and related equipment”)) to determine whether the recoverable amounts have declined below the carrying amounts. If circumstances indicate that the carrying amount of long-lived assets or CGUs may not be recoverable, the assets or CGUs may be considered “impaired”, and an impairment loss may be recognized.

The recoverable amount of assets or CGUs are the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be publicly available, the Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and operating costs and discount rates. In particular, in determining the value in use of the Group’s aircraft and related equipment, significant judgements are required on the accounting estimates which are based on the assumptions relating to traffic revenue growth rates, operating costs growth rates and discount rates applied, among which, operating costs consist of jet fuel costs, landing and navigation fees, maintenance expenses, payroll and welfare.

(b)	Frequent flyer revenue

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

(c)	Income tax

Deferred tax assets are recognized related to operating loss carryforwards that will reduce future taxable income. The Group needs to make judgements and estimates in assessing the realizability of the operating loss carryforwards. Different estimates could significantly affect the deferred income tax assets and income tax expense in the year in which such determination is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

3	Accounting estimates and judgements (continued)

(d)	Depreciation and amortization

As disclosed in Note 2(i) and Note 2(k), components related to engine overhaul costs under property, plant and equipment and right-of-use assets were depreciated on the units of production method based on flying hours. The expected flying hours of engines are based on the Group’s historical overhaul experience with similar engine models. Except for components related to engine overhaul costs, other property, plant and equipment and right-of-use assets are depreciated or amortized on a straight-line basis over the estimated useful lives or lease term, which is shorter, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation and amortization expense to be recorded during any financial year. The depreciation and amortization expense for future periods is adjusted if there are significant changes from previous estimates.

(e)	Provision for major overhauls

As disclosed in Note 2(k) and Note 2(ab), provision for the cost of major overhauls to fulfil the lease return conditions involves estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airline-related developments. Different estimates could significantly affect the estimated provision and the results of operations.

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

As at December 31, 2020, the Group’s current liabilities exceeded its current assets by RMB 56,696 million. For the year ended December 31, 2020, the Group recorded a net cash inflow from operating activities of RMB 2,698 million, a net cash outflow from investing activities of RMB 8,049 million and a net cash inflow from financing activities of RMB 28,945 million, which in total resulted in a net increase in cash and cash equivalents of RMB 23,594 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(a)	Liquidity risk (continued)

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at December 31, 2020, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB315,452 million, of which approximately RMB228,188 million was unutilized. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

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

The following tables show the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2020 Contractual undiscounted cash outflow
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at December 31 RMB million
Borrowings	41,378	8,350	15,420	21,190	86,338	78,233
Lease liabilities	25,752	23,989	54,653	36,382	140,776	121,213
Trade and other payables and accrued charges	20,892	—	—	—	20,892	20,892
Long-term payables	111	111	207	—	429	385

	88,133	32,450	70,280	57,572	248,435	220,723

	2019 Contractual undiscounted cash outflow
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at December 31 RMB million
Borrowings	38,304	4,251	8,720	2,007	53,282	51,180
Lease liabilities	25,404	23,860	63,003	44,814	157,081	134,074
Trade and other payables and accrued charges	21,300	—	—	—	21,300	21,300

	85,008	28,111	71,723	46,821	231,663	206,554

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 27(iv)).

Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans. As at December 31, 2020, all cross currency swaps had been settled (Note 27(i)).

As at December 31, 2020, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group’s loss after tax and decreased/increased the Group’s retained profits by approximately RMB315 million (December 31, 2019: decreased/increased the Group’s profit after tax and retained profits by approximately RMB559 million; December 31, 2018: decreased/increased the Group’s profit after tax and retained profits by approximately RMB539 million).

The sensitivity analysis above indicates the instantaneous change in the Group’s loss/ profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s loss/ profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualized impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2019 and 2018.

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange or at a swap center.

The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities (Note 36) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

The following table indicates the instantaneous change in the Group’s loss/profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	2020
	Appreciation/(depreciation) of Renminbi against foreign currency	Decrease/(increased) on loss after tax and increase/(decrease) on retained profits RMB million
USD	1%	367
	(1%)	(367)
Euro	1%	24
	(1%)	(24)
Japanese Yen	10%	74
	(10%)	(74)

	2019
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	434
	(1%)	(434)
Euro	1%	26
	(1%)	(26)
Japanese Yen	10%	94
	(10%)	(94)

	2018
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	195
	(1%)	(195)
Euro	1%	28
	(1%)	(28)
Japanese Yen	10%	103
	(10%)	(103)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ loss/profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease liabilities held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2019 and 2018.

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

Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2020, the balance due from BSP agents amounted to RMB293 million (December 31, 2019: RMB984 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.

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

The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at December 31, 2020:

	December 31, 2020
	Expected loss rates %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	1,461	—
More than 3 months but less than 1 year	50.00%	7	4
More than 1 year but less than 2 years	100.00%	6	6
More than 2 years but less than 3 years	100.00%	5	5
More than 3 years	100.00%	13	13

		1,492	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

	December 31, 2019
	Expected loss rates %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	1,877	—
More than 3 months but less than 1 year	50.00%	11	6
More than 1 year but less than 2 years	100.00%	7	7
More than 2 years but less than 3 years	100.00%	—	—
More than 3 years	100.00%	16	16

		1,911	29

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

The Group measures loss allowance for other trade receivables amounted to RMB15 million (December 31, 2019: RMB7 million) based on ECLs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

Movement in the loss allowance account in respect of trade receivables during the year is as follows:

	2020 RMB million	2019 RMB million
Balance at January 1	36	36
Amounts written off during the year	(3)	(11)
Impairment losses written back	(1)	(1)
Impairment losses recognized during the year	11	12

Balance at December 31	43	36

Other receivables

The Group measures the loss allowance for other receivables equal to 12-month ECLs, unless when these has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECLs.

Set out below are the movements of loss allowances measured at 12-month and lifetime expected credit losses for the financial assets included in other receivables.

	2020				2019
	Stage 1 12-month ECLs	Stage 2 Lifetime ECLs (not credit- impaired)	Stage 3 Lifetime ECLs (credit- impaired)	Total	Stage 1 12-month ECLs	Stage 2 Lifetime ECLs (not credit- impaired)	Stage 3 Lifetime ECLs (credit- impaired) RMB	Total
	RMB	RMB	RMB	RMB	RMB	RMB		RMB
	million	million	million	million	million	million	million	million
As at January 1	1	4	—	5	1	2	2	5
Accrual	3	5	148	156	—	2	—	2
Reversal	(2)	—	—	(2)	—	—	—	—
Write-off	—	—	—	—	—	—	(2)	(2)

As at December 31	2	9	148	159	1	4	—	5

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

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2019 and 2018:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB1,880 million (2019: RMB4,281 million; 2018: RMB4,292 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2020, the Group’s strategy, which was unchanged from 2019 and 2018, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as of and for the years ended December 31, 2020 and 2019.

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

•	Level 3 valuations: Fair value measured using significant unobservable inputs

			Fair value measurements as at December 31, 2020 categorized into
	Note	Fair value at December 31, 2020 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets/(liabilities):
Other equity instrument investments:
-Non-listed shares	26	100	—	—	100
-Non-tradable shares	26	699	—	—	699
Other non-current financial assets:
-Listed shares	26	64	64	—	—
-Non-listed shares	26	28	—	—	28
Derivative financial liabilities:
-Interest rate swaps	27	(53)	—	(53)	—
-Derivative component of convertible bonds	27	(3,092)	—	(3,092)	—
-Forward foreign exchange and foreign exchange options contracts	27	(56)	—	(56)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

			Fair value measurements as at December 31, 2019 categorized into
	Note	Fair value at December 31, 2019 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Other equity instrument investments:
-Non-listed shares	26	188	—	—	188
-Non-tradable shares	26	861	—	—	861
Other non-current financial assets:
-Listed shares	26	74	74	—	—
-Non-listed shares	26	32	—	—	32
Derivative financial assets:
-Interest rate swaps	27	3	—	3	—
-Cross currency swaps	27	187	—	187	—
-Forward foreign exchange contracts	27	31	—	31	—

During the years ended December 31, 2020 and 2019, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial assets / (liabilities) is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Fair value of forward foreign exchange and foreign exchange options contracts is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curves in the respective currencies.

Fair value of derivative component of convertible bonds is measured by using the Binomial Model. The major inputs used in the Binomial Model are:

At December 31, 2020
Conversion price	RMB6.24
Stock price of A shares	RMB6.01
Stock market volatility	35.38%
Risk-free interest rate	3.14%

Fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments
-Non-listed shares (1)&(3)	Market comparable companies	Discount for lack of marketability	42%
-Non-tradable shares (2)&(3)	Discounted cash flow	Expected profit growth rate during the projection period	–10%-15%
		Perpetual growth rate	3%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	33%
		Discount rate	10.09%
Other non-current financial assets
-Non-listed shares (2)	Discounted cash flow	Expected profit growth rates during the projection period	5%-15%
		Perpetual growth rates	1%-4%
		Perpetual dividend payout rates	80%
		Expected dividend payout rates during the projection period	27%-43%
		Discount rates	9.72%-11.64%

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

(3)

Any gain or loss arising from the remeasurement of the Group’s unlisted or non-tradable equity securities held for strategic purposes are recognized in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and lease liabilities are carried at amounts not materially different from their fair values as at December 31, 2020 and 2019.

5	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers by major services lines is as follow:

			2020	2019	2018
	Note		RMB million	RMB million	RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
-Traffic revenue
- Passenger			70,534	138,502	128,038
- Cargo and mail			16,493	9,615	10,026
-Commission income			2,771	2,952	2,619
-General aviation income			508	564	476
-Cargo handling income			507	359	254
-Hotel and tour operation income			390	712	676
-Ground services income			210	409	429
-Air catering income			273	353	391
-Others			689	654	536

			92,375	154,120	143,445
Revenue from other sources:
-Rental income	19	(g)	186	202	178

			92,561	154,322	143,623

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

As at December 31, 2020, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programs, amounted to RMB3,196 million (December 31, 2019: RMB3,331 million) (Note 38). This amount represents revenue expected to be recognized in the future when the customers obtain control of the goods or services.

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

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment (loss)/profit before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 6(c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2020 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,856	1,727	(1,483)	—	3,100
Over time	89,196	2,448	(2,183)	—	89,461

Revenue from external customers	91,722	839	—	—	92,561
Inter-segment sales	330	3,336	(3,666)	—	—

Reportable segment revenue	92,052	4,175	(3,666)	—	92,561

Reportable segment loss before taxation	(14,727)	(112)	1	(348)	(15,186)

Reportable segment loss after taxation	(11,388)	(61)	1	(372)	(11,820)

Other segment information
Income tax	(3,339)	(51)	—	24	(3,366)
Interest income	328	26	(32)	—	322
Interest expense	6,739	11	(34)	—	6,716
Depreciation and amortization	24,438	143	—	—	24,581
Impairment loss	4,015	2	—	—	4,017
Credit losses	153	11	—	—	164
Share of associates’ results	—	—	—	(776)	(776)
Share of joint ventures’ results	—	—	—	309	309
Change in fair value of financial assets / liabilities	—	—	—	53	53
Non-current assets additions during the year#	24,039	547	(49)	—	24,537

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2019 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,996	2,747	(2,401)	—	3,342
Over time	149,799	2,785	(1,604)	—	150,980

Revenue from external customers	152,591	1,731	—	—	154,322
Inter-segment sales	204	3,801	(4,005)	—	—

Reportable segment revenue	152,795	5,532	(4,005)	—	154,322

Reportable segment profit before taxation	3,020	558	2	490	4,070

Reportable segment profit after taxation	2,224	446	2	423	3,095

Other segment information
Income tax	796	112	—	67	975
Interest income	64	41	(31)	—	74
Interest expense	5,833	43	(31)	—	5,845
Depreciation and amortization	24,256	354	—	—	24,610
Impairment loss	38	—	—	—	38
Credit losses	11	2	—	—	13
Share of associates’ results	—	—	—	(178)	(178)
Share of joint ventures’ results	—	—	—	365	365
Remeasurement of the originally held equity interests in a joint venture	—	—	—	13	13
Change in fair value of financial assets / liabilities	—	—	—	265	265
Non-current assets additions during the year#	44,851	739	—	—	45,590

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2018 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,532	1,975	(1,596)	—	2,911
Over time	139,671	3,822	(2,781)	—	140,712

Revenue from external customers	141,968	1,655	—	—	143,623
Inter-segment sales	235	4,142	(4,377)	—	—

Reportable segment revenue	142,203	5,797	(4,377)	—	143,623

Reportable segment profit before taxation	3,448	604	(60)	495	4,487

Reportable segment profit after taxation	2,567	457	(60)	492	3,456

Other segment information
Income tax	881	147	—	3	1,031
Interest income	107	18	—	—	125
Interest expense	3,054	148	—	—	3,202
Depreciation and amortization	14,084	282	—	—	14,366
Impairment loss	12	—	—	—	12
Credit loss	2	1	—	—	3
Share of associates’ results	—	—	—	263	263
Share of joint ventures’ results	—	—	—	200	200
Fair value movement of financial instruments	—	—	—	12	12
Non-current assets additions during the year#	37,155	406	—	—	37,561

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at December 31, 2020 and December 31, 2019 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at December 31, 2020
Reportable segment assets	317,741	6,019	(4,209)	6,564	326,115
Reportable segment liabilities	239,968	2,237	(4,154)	3,201	241,252

As at December 31, 2019
Reportable segment assets	295,439	7,048	(3,662)	7,821	306,646
Reportable segment liabilities	230,738	2,458	(3,604)	—	229,592

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognized through profit or loss.

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

	2020	2019	2018
	RMB million	RMB million	RMB million
Domestic	65,137	110,112	103,287
International	27,090	41,651	37,773
Hong Kong, Macau and Taiwan	334	2,559	2,563

	92,561	154,322	143,623

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

(c)	Reconciliation of reportable segment (loss)/profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements

		2020	2019	2018
	Note	RMB million	RMB million	RMB million
(Loss)/profit before income tax
Reportable segment (loss)/profit before taxation	6(a)	(15,186)	4,070	4,487
Capitalization of exchange difference of specific loans	(i)	(9)	(16)	(124)
Government grants	(ii)	—	1	1

Consolidated (loss)/profit before income tax		(15,195)	4,055	4,364

			2020	2019
	Note		RMB million	RMB million
Assets
Reportable segment assets	6(a)		326,115	306,646
Capitalization of exchange difference of specific loans	(i)		47	56
Government grants	(ii)		(6)	(6)
Adjustments arising from business combinations under common control	(iii	)	237	237
Others			(10)	(5)

Consolidated total assets			326,383	306,928

		2020	2019
	Note	RMB million	RMB million
Liabilities
Reportable segment liabilities	6(a)	241,252	229,592
Others		—	7

Consolidated total liabilities		241,252	229,599

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment (loss)/profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements (continued)

Notes:

(i)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalized as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognized in income statement unless the exchange difference represents an adjustment to interest.

(ii)

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

(iii)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

7	Flight operation expenses

	2020	2019	2018
	RMB million	RMB million	RMB million (Note)
Jet fuel costs	18,797	42,814	42,922
Flight personnel payroll and welfare	10,232	12,709	11,467
Air catering expenses	1,765	3,975	3,734
Civil Aviation Development Fund	—	2,332	2,940
Aircraft operating lease charges	977	1,412	8,726
Training expenses	857	1,142	894
Aircraft insurance	191	192	163
Others	4,726	5,990	5,370

	37,545	70,566	76,216

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

8	Maintenance expenses

	2020	2019	2018
	RMB million	RMB million	RMB million
Aviation repair and maintenance charges	9,101	8,565	8,394
Staff payroll and welfare	2,875	2,976	2,736
Maintenance materials	1,399	1,516	1,574

	13,375	13,057	12,704

9	Aircraft and transportation service expenses

	2020	2019	2018
	RMB million	RMB million	RMB million
Landing and navigation fees	10,857	17,658	15,980
Ground service and other charges	7,886	8,933	8,399

	18,743	26,591	24,379

10	Promotion and selling expenses

	2020	2019	2018
	RMB million	RMB million	RMB million
Ticket office expenses	2,935	3,299	3,173
Sales commissions	842	2,214	2,027
Computer reservation services	352	959	892
Advertising and promotion	121	314	217
Others	757	969	727

	5,007	7,755	7,036

11	General and administrative expenses

	2020	2019	2018
	RMB million	RMB million	RMB million
General corporate expenses	3,572	3,692	3,474
Auditors’ remuneration	20	20	18
- Audit services	17	18	15
- Non-audit services	3	2	3
Credit losses	164	13	3
Other taxes and levies	332	348	275

	4,088	4,073	3,770

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

12	Depreciation and amortization

	2020	2019	2018
	RMB million	RMB million	RMB million
			(Note)
Depreciation of property, plant and equipment	8,824	9,029	13,969
Depreciation of right-of-use assets	15,388	15,263	—
Other amortization	378	328	339

	24,590	24,620	14,308

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

13	Staff costs

	2020	2019	2018
	RMB million	RMB million	RMB million
Salaries, wages and welfare	22,592	24,647	22,445
Defined contribution retirement scheme	2,183	2,794	2,387
Other retirement welfare subsidy	72	206	197
Early retirement benefits	—	—	1

	24,847	27,647	25,030

Staff costs relating to flight operations and maintenance are also included in the respective total amounts disclosed separately in Note 7 to Note 8 above.

14	Other net income

	2020	2019	2018
	RMB million	RMB million	RMB million
Government grants (Note)	4,209	4,129	4,348
(Losses)/gains on disposal of property, plant and equipment, net and construction in progress
- Aircraft and spare engines and construction in progress	(18)	34	584
- Other property, plant and equipment	75	106	18
Penalty income	142	273	216
Others	278	582	272

	4,686	5,124	5,438

Note: Government grants mainly include subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognized during the years ended December 31, 2020, 2019 and 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

15	Interest expense

	2020	2019	2018
	RMB million	RMB million	RMB million
			(Note(i))
Interest on borrowings	1,914	1,840	1,891
Interest relating to lease liabilities (Note 21)	5,180	5,302	—
Interest relating to obligations under finance leases	—	—	2,409

Total interest expense on financial liabilities not at fair value through profit or loss	7,094	7,142	4,300
Less: interest expense capitalized (Note(ii))	(363)	(1,279)	(1,085)

	6,731	5,863	3,215
Interest rate swaps: cash flow hedge, reclassified from equity (Note 17&21)	(15)	(18)	(13)

	6,716	5,845	3,202

Notes:

(i)	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).
(ii)	The weighted average interest rate used for interest capitalization was 2.51% per annum in 2020 (2019: 3.51%; 2018: 3.54%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

16	Income tax

(a)	Income tax (benefit)/expense in the consolidated income statement

	2020	2019	2018
	RMB million	RMB million	RMB million
PRC income tax
–Provision for the year	1,716	1,611	962
–Under/(over)-provision in prior year	48	10	(27)

	1,764	1,621	935

Deferred tax (Note 29)
Origination and reversal of temporary differences	(5,132)	(650)	65

Income tax (benefit)/expenses	(3,368)	971	1,000

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

For the year of 2020, the Company and its branches are subject to income tax rates ranging from 15% to 25% (2019: 15% to 25%; 2018: 15% to 25%), and the subsidiaries of the Company are subject to income tax rates ranging from 15% to 25% (2019: 15% to 30%; 2018: 15% to 30%). Certain subsidiaries of the Company are located in Hong Kong and are subject to income tax at 16.5%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

16	Income tax (continued)

(b)	Reconciliation between actual income tax (benefit)/expenses and calculated tax based on accounting (loss)/profit at applicable income tax rates

	2020	2019	2018
	RMB million	RMB million	RMB million
(Loss)/profit before income tax	(15,195)	4,055	4,364

Notional tax on (loss)/profit before taxation, calculated at the rates applicable to (loss)/profits in the tax jurisdictions concerned (Note 16(a))	(3,667)	964	1,089
Adjustments for tax effect of:
Non-deductible expenses	102	18	23
Share of results of associates and joint ventures and other non-taxable income	111	(50)	(121)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognized	80	62	73
Utilization of unused tax losses and deductible temporary differences for which no deferred tax assets were recognized in prior years	(8)	(3)	(17)
Under/(over)-provision in prior year	48	10	(27)
Super deduction of research and development expenses	(34)	(30)	(20)

Income tax (benefit)/expenses	(3,368)	971	1,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

17	Other comprehensive income

	2020	2019	2018
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	(30)	(54)	42
Reclassification adjustments for amounts transferred to profit or loss:
- interest expense (Note 15)	(15)	(18)	(13)
Net deferred tax credited / (debited) to other comprehensive income	11	17	(7)

	(34)	(55)	22

Equity investments measured at FVOCI:
Changes in fair value recognized during the year	(250)	(31)	319
Net deferred tax credited / (debited) to other comprehensive income	63	7	(80)

	(187)	(24)	239

Share of other comprehensive income of associates
Will not be reclassified to profit or loss	(2)	3	(4)
May be reclassified subsequently to profit or loss	(3)	—	—

	(5)	3	(4)

Differences resulting from the translation of foreign currency financial statements	8	(7)	(2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

18	(Loss)/earnings per share

The calculation of basic (loss)/earnings per share for the year ended December 31, 2020 is based on the loss attributable to equity shareholders of the Company of RMB10,847 million (2019: the profits attributable to equity shareholders of the Company of RMB2,640 million; 2018: the profits attributable to equity shareholders of the Company of RMB2,895 million) and the weighted average of 14,056,887,174 shares in issue during the year (2019: 12,267,172,286 shares; 2018: 10,718,916,979 shares).

	2020	2019	2018
	million	million	million
Issued ordinary shares at January 1	12,267	12,267	10,088
Effect of issuance of shares	1,790	—	631

Weighted average number of ordinary shares at December 31	14,057	12,267	10,719

The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the year ended December 31, 2020.

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended December 31, 2019 and 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At January 1, 2019	813	13,154	108,762	22,608	7,249	152,586
Acquisitions through business combinations	—	—	—	—	18	18
Additions	—	181	3,034	2,380	860	6,455
Transferred from construction in progress (Note 20)	—	2,515	871	200	456	4,042
Reclassification on change of holding intention:
- transferred to other property, plant and equipment, net	(327)	327	—	—	—	—
- transferred to right-of-use assets (Note 21)	(16)	—	—	—	—	(16)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	2,641	—	—	2,641
Disposals	—	(131)	(2,032)	(803)	(330)	(3,296)

At December 31, 2019	470	16,046	113,276	24,385	8,253	162,430

At January 1, 2020	470	16,046	113,276	24,385	8,253	162,430
Additions	—	12	1,435	542	935	2,924
Transferred from construction in progress (Note 20)	—	5,720	3,719	497	1,340	11,276
Reclassification on change of holding intention:
- transferred from other property, plant and equipment, net	52	(52)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	2,780	—	—	2,780
Disposals
- disposals(d)	—	(152)	(6,830)	(399)	(558)	(7,939)
- disposal of a subsidiary(e)	—	(99)	—	—	(34)	(133)

At December 31, 2020	522	21,475	114,380	25,025	9,936	171,338

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At January 1, 2019	314	4,353	48,918	12,371	4,818	70,774
Depreciation charge for the year	29	444	6,390	1,483	683	9,029
Reclassification on change of holding intention:
- transferred to other property, plant and equipment, net	(172)	172	—	—	—	—
- transferred to right-of-use assets (Note 21)	(5)	—	—	—	—	(5)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	874	—	—	874
Disposals	—	(52)	(1,993)	(698)	(238)	(2,981)
Provision for impairment losses	—	—	18	—	—	18
Impairment losses written off on disposals	—	—	(30)	(37)	—	(67)

At December 31, 2019	166	4,917	54,177	13,119	5,263	77,642

At January 1, 2020	166	4,917	54,177	13,119	5,263	77,642
Depreciation charge for the year	23	618	5,744	1,493	946	8,824
Reclassification on change of holding intention:
- transferred from other property, plant and equipment, net	21	(21)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	982	—	—	982
Disposals
- disposals(d)	—	(59)	(4,588)	(372)	(483)	(5,502)
- disposal of a subsidiary(e)	—	(15)	—	—	(11)	(26)
Provision for impairment losses(a)	—	—	3,202	75	2	3,279
Impairment losses written off on disposals(c)	—	—	—	(7)	—	(7)

At December 31, 2020	210	5,440	59,517	14,308	5,717	85,192

Net book value:
At December 31, 2020	312	16,035	54,863	10,717	4,219	86,146

At December 31, 2019	304	11,129	59,099	11,266	2,990	84,788

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

(a)

As at December 31, 2020, the Group reported aircraft and related equipment in the amount of RMB208,943 million. For the year ended December 31, 2020, the Group made impairment provision of RMB3,959 million in aggregate towards certain aged or market value declined aircraft and related equipment based on its fleet disposal plans. Among which, the impairment provision for owned aircraft and related equipment were RMB3,277 million, and the impairment provision for leased aircraft and related equipment were RMB682 million (Note 21). Impairment provision were made when asset’s carrying amount exceed its recoverable amount. The estimated recoverable amounts of above aircraft and related equipment with impairment indications were based on the fair value less cost to sell, which was determined by reference to the recent observable market prices for those aircraft and related equipment or appraisal results valued by external appraisal expert based on the cost method.

(b)

As at December 31, 2020, no property, plant and equipment of the Group (December 31, 2019: certain aircraft and investment properties of the Group with carrying value of approximately RMB339 million and RMB15 million respectively) were mortgaged for certain bank borrowings (Note 35(a)(i)).

(c)

For the year ended December 31, 2020, certain other flight equipment were disposed, against which impairment provision had been provided in previous years and the impairment provision of RMB7 million was written off on disposals.

(d)

During the year ended December 31, 2020, the Group disposed certain aircraft through sale and leaseback agreement, against which cost and accumulated depreciation of the aircraft had been reduced with an aggregate amount of RMB5,375 million and RMB3,375 million respectively, a loss on disposal of aircraft of RMB73 million was recognized. At the same time, the Group recognized additional financing liabilities, right-of-use assets and lease liabilities arising from this transaction. As at December 31, 2020, additional financing balance of RMB385 million was recorded in other long-term liabilities and other liabilities.

(e)

The Group lost control of China Southern West Australian Flying College Pty Ltd (“Flying College”) during the year (Note23(v)), certain property, plant and equipment and right-of-use assets held by Flying College with carrying value of approximately RMB107 million and RMB62 million respectively were derecognized.

(f)

As at December 31, 2020 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Beijing, Liaoning, Guangdong, Guangxi, Guizhou, Hainan, Henan, Heilongjiang, Hubei, Jilin, Shanghai, Xinjiang, Chongqing, Fujian, Shanxi, Zhejiang and Sichuan province, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2020, carrying value of such properties of the Group amounted to RMB10,226 million (December 31, 2019: RMB7,106 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

(g)

The Group leased out investment properties and facilities under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the leases after that date at which time all contract terms are renegotiated. In this connection, rental income totaling RMB186 million (2019: RMB202 million; 2018: RMB 178 million) was recognized by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cessation of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2020	2019
	RMB million	RMB million
Within 1 year	66	38
After 1 year but within 5 years	120	74
After 5 years	97	36

	283	148

(h)

Components related to engine overhaul costs under property, plant and equipment and right-of-use assets were originally depreciated using the straight-line method by the Group. Upon analysis of historical data over past years and assessment of the actual consumption model and the expected method of relevant economic benefit realization in respect of the overhaul components of engines, the Group is of the view that the consumption of components related to engine overhaul costs is more directly associated with the actual flying hours. Therefore, the Group is of the view that changing the depreciation method of components related to engine overhaul costs to the units of production method can more truly and objectively reflect the actual consumption of assets, the financial position and operating performance of the Group. This change in accounting estimates has been applied prospectively with effect from April 1, 2020. The comparison of depreciation method of components related to engine overhaul costs before and after the change is detailed as below:

Components related to engine overhaul costs	Before the change	After the change
Expected useful lives/Expected flying hours	3-5.5 years	9-42 thousand hours
Estimated net residual rate	—	—
Annual depreciation rate / Depreciation rate per thousand flying hours	18.2%-33.3%	2.4%-11.1%

As a result of this change in accounting estimates, the consolidated loss before tax of the Group was decreased by approximately RMB1,618 million during 2020. As it is impractical to accurately forecast the flying hours of the engines of the Group for the future periods, the Group is of the view that it is unable to estimate the respective impacts on the financial information of the Group for the future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

20	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
At January 1, 2019	31,680	6,111	37,791
Additions	10,512	5,780	16,292
Transferred to property, plant and equipment (Note 19)	(1,071)	(2,971)	(4,042)
Transferred to right-of-use assets (Note 21)	(10,202)	(313)	(10,515)
Transferred to others	—	(304)	(304)

At December 31, 2019	30,919	8,303	39,222

At January 1, 2020	30,919	8,303	39,222
Additions	8,858	4,637	13,495
Transferred to property, plant and equipment (Note 19)	(4,216)	(7,060)	(11,276)
Transferred to right-of-use assets (Note 21)	(6,219)	(2,440)	(8,659)
Transferred to others	—	(375)	(375)

At December 31, 2020	29,342	3,065	32,407

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

21	Right-of-use assets

	Aircraft and engines	Land use rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
		(Note 1)
Cost:
At January 1, 2019	187,991	3,671	1,300	138	193,100
Additions	20,609	225	1,490	51	22,375
Transfer from construction in progress (Note 20)	10,202	110	—	203	10,515
Reclassification with investment properties (Note 19)	—	16	—	—	16
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,641)	—	—	—	(2,641)
Disposals	(780)	—	—	—	(780)

At December 31, 2019	215,381	4,022	2,790	392	222,585

At January 1, 2020	215,381	4,022	2,790	392	222,585
Additions	6,526	45	412	190	7,173
Transfer from construction in progress (Note 20)	5,993	2,440	—	226	8,659
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,780)	—	—	—	(2,780)
Disposals
- disposals	(4,419)	—	(180)	—	(4,599)
- disposal of a subsidiary (Note 19(e))	—	(26)	—	(43)	(69)

At December 31, 2020	220,701	6,481	3,022	765	230,969

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

21	Right-of-use assets (continued)

	Aircraft and engines	Land use rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
		(Note 1)
Accumulated amortization:
At January 1, 2019	55,048	701	—	—	55,749
Amortization charge for the year	14,485	107	637	34	15,263
Reclassification with investment properties (Note 19)	—	5	—	—	5
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(874)	—	—	—	(874)
Disposals	(769)	—	—	—	(769)

At December 31, 2019	67,890	813	637	34	69,374

At January 1, 2020	67,890	813	637	34	69,374
Amortization charge for the year	14,167	134	997	90	15,388
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(982)	—	—	—	(982)
Disposals
- disposals	(4,419)	—	(132)	—	(4,551)
- disposal of a subsidiary (Note 19(e))	—	—	—	(7)	(7)

Provision for impairment losses (Note 19(a))	682	—	—	—	682

At December 31, 2020	77,338	947	1,502	117	79,904

Net book value:
At December 31, 2020	143,363	5,534	1,520	648	151,065

At December 31, 2019	147,491	3,209	2,153	358	153,211

Note 1:

The Group was formally granted the rights to use certain parcels of land by the relevant PRC authorities for periods of 30 to 70 years, which expire before 2076.

As at December 31, 2020 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain parcels of land used by the Group. As at December 31, 2020, carrying value of such land use rights of the Group amounted to RMB3,019 million (December 31, 2019: RMB843 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at December 31, 2020, no land use right of the Group (December 31, 2019: certain land use rights of the Group with an aggregate carrying value of approximately RMB87 million) was mortgaged for certain bank borrowings (Note 35(a)(i)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

21	Right-of-use assets (continued)

In addition to the amortization charged, the analysis of expense items in relation to leases recognized in profit or loss is as follows:

	2020	2019	2018
	RMB million	RMB million	RMB million
			(Note)
Interest on lease liabilities (Note 15)	5,180	5,302	2,409
Interest rate swaps: cash flow hedge, reclassified from equity (Note 15)	(15)	(18)	(13)
Expense relating to short-term leases	1,257	2,092	—
Expense relating to leases of variable lease payments not included in the measurement of lease liabilities	106	81	—
Total minimum lease payments for leases previously classified as operating leases under IAS 17	—	—	9,920

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

The Group changed the accounting estimates in relation to the depreciation method of components related to engine overhaul costs, with effect from April 1, 2020 (see Note 19(h)).

During the year, additions to right-of-use assets were primarily related to the capitalized lease payments payable under new tenancy agreements and newly acquired leasehold aircraft.

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 34(d) and Note 36 respectively.

As disclosed in Note 2(b), the Group has early adopted the Amendment to IFRS 16, COVID-19-Related Rent Concessions, and has applied the practical expedient introduced by the Amendment to all leases except for aircraft and engine leases with eligible rent concessions received by the Group during the period. The amount of above rent concessions for the year ended December 31, 2020 was RMB7 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

22	Goodwill

	2020	2019
	RMB million	RMB million
Cost and carrying amount:	237	237

Impairment tests for cash-generating units containing goodwill

	2020	2019
	RMB million	RMB million
Southern Airlines Group Import and Export Trading Company (“SAIETC”)	182	182
Xiamen Airlines Culture and Media Co., Ltd. (“XACM”)	55	55

Total	237	237

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

The cash flows of the above entities are discounted using pre-tax discount rates ranging from 10.5% to 13.5% (2019: 10.5% to 13.5%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity
China Southern Airlines Henan Airlines Company Limited (i)	PRC	RMB	6,000,000,000	60%	Airline transportation
Xiamen Airlines Company Limited (“Xiamen Airlines”) (i)	PRC	RMB	14,000,000,000	55%	Airline transportation
Chongqing Airlines Company Limited (i)	PRC	RMB	1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (i)	PRC	RMB	280,000,000	60%	Airline transportation
Zhuhai Airlines Company Limited (i)	PRC	RMB	250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited (i)	PRC	RMB	1,281,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB	240,000,000	70.50%	Air catering
Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB	100,000,000	100%	Airport ground services
Nan Lung International Freight Limited	Hong Kong	HKD	3,270,000	51%	Freight services
Southern Airlines General Aviation Company Limited (“SAGA”) (i)&(iii)	PRC	RMB	1,000,000,000	57.88%	General aviation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity
SAIETC (i)	PRC	RMB	30,000,000	100%	Import and export agent services
Zhuhai Xiang Yi Aviation Technology Company Limited (i)	PRC	RMB	469,848,400	100%	Flight simulation services
China Southern Airlines Xiongan Airlines Company Limited (i)	PRC	RMB	10,000,000,000	100%	Airline transportation
Southern Airlines Freight and Logistics (Guangzhou) Co.,Ltd. (“SAFL”) (i)&(iv)	PRC	RMB	1,818,181,820	55%	Logistics operations
Shenyang Northern Aircraft Maintenance Co., Ltd. (“Shenyang Aircraft Maintenance”) (i)&(vii)	PRC	RMB	31,520,545	100%	Aircraft repair and maintenance services
Guangdong Southern Airline Pearl Aviation Services Company Limited (“Pearl Aviation Services”) (i)&(viii)	PRC	RMB	5,000,000	100%	Hotel management services
Southern Airlines Nansha Finance Leasing (Guangzhou) Co.,Ltd. (i)	PRC	RMB	2,000,000,000	100%	Leasing services

(i)	These subsidiaries are PRC limited liability companies.
(ii)	This subsidiary is a sino-foreign equity joint venture company established in the PRC.
(iii)	SAGA

On December 18, 2020, certain third parties invested into SAGA by means of capital injection and acquisition of the Company’s partial equity interests in SAGA, the Company’s equity interests in SAGA were decreased from 100% to 57.88%. Changes in the Company’s equity interests do not result in a loss of control of SAGA.

The above transactions had the following effect on the Group’s other reserves in equity:

RMB million
Cash consideration received from third parties on partial disposal of equity interests	332
Capital injection from third parties	510
Less: Portion of net assets of SAGA disposed	667

Other reserves in equity	175

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(iv)	SAFL

On December 24, 2020, certain third parties made capital injections into SAFL, causing a decrease of the Company’s equity interests in SAFL from 100% to 55%. Changes in the Company’s equity interests do not result in a loss of control of SAFL.

The above transactions had the following effect on the Group’s other reserves in equity:

RMB million
Capital injection from third parties	3,355
Less: Portion of net assets of SAFL disposal	2,830

Other reserves in equity	525

(v)	Flying College

Flying College, a former subsidiary of the Company, went into liquidation process on 21 December 2020. Since then, the Group lost control of Flying College, and Flying College was no longer within the consolidation scope. The operating results and cash flow of Flying College before entering the liquidation process had been included in the consolidated income statement and consolidated cash flow statement of the Group this year. The Group recognized a net loss of RMB8 million on disposal of Flying College.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(vi)	Guangzhou Baiyun International Logistic Company Limited (“Baiyun Logistic”)

In January 2020, the Company acquired 29% equity interests from a third party in Baiyun Logistic, a subsidiary that the Company previously held 61% equity interests. On May 31, 2020, the Company transferred the then hold 90% equity interests of Baiyun Logistic to SAFL as capital injection. Since then, Baiyun Logistic became an indirect subsidiary of the Company through SAFL.

The above transactions had the following effect on the Group’s other reserves in equity:

RMB million
Cash consideration paid	260
Less: Portion of net assets of Baiyun Logistic acquired	105

Other reserves in equity	155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(vii)	Shenyang Aircraft Maintenance

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

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognized values on acquisition
RMB million
Non-current assets	31
Current assets	41
Non-current liabilities	(6)
Current liabilities	(3)

Total net identifiable assets	63

Analysis of the net inflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	(14)
Cash and cash equivalents acquired	26

Net cash inflow	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(viii)	Pearl Aviation Services

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

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognized values on acquisition
RMB million
Non-current assets	19
Current assets	252
Current liabilities	(257)

Total net identifiable assets	14

Analysis of the net inflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	(9)
Cash and cash equivalents acquired	173

Net cash inflow	164

(ix)	Flying College

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

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognized values on
acquisition
RMB million
Non-current assets	153
Current assets	77
Current liabilities	(155)

Total net identifiable assets	75

Analysis of the net inflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	(63)
Cash and cash equivalents acquired	69

Net cash inflow	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(x)	Material non-controlling interests :

As at December 31, 2020, the balance of total non-controlling interests is RMB15,547 million (December 31, 2019: RMB13,223 million), of which RMB8,809 million (December 31, 2019: RMB9,003 million) is for Xiamen Airlines and RMB2,892 million (December 31, 2019: Nil) is for SAFL. The rest of non-controlling interests are not individually material.

-    Set out below are the summarized financial information for Xiamen Airlines.

	2020	2019
	RMB million	RMB million
Non-controlling interests percentage	45%	45%
Current assets	2,292	3,010
Non-current assets	50,975	53,855
Current liabilities	(16,033)	(15,494)
Non-current liabilities	(18,431)	(22,233)
Net assets	18,803	19,138
Carrying amount of non-controlling interests	8,809	9,003
Revenue	20,675	32,612
(Loss)/profit for the year	(181)	784
Total comprehensive income	(304)	798
(Loss)/profit allocated to non-controlling interests	(109)	350
Dividend paid to non-controlling interests	31	45
Net cash generated from operating activities	4,268	8,259
Net cash used in investing activities	(1,430)	(1,990)
Net cash used in financing activities	(3,201)	(6,097)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(x)	Material non-controlling interests (continued):

-    Set out below are the summarized financial information for SAFL (Note23(iv)).

2020
RMB million
Non-controlling interests percentage	45%
Current assets	8,479
Non-current assets	732
Current liabilities	(2,708)
Non-current liabilities	(112)
Net assets	6,391
Carrying amount of non-controlling interests	2,892
Revenue	15,397
Profit for the year	4,013
Total comprehensive income	4,013
Profit allocated to non-controlling interests	16
Dividend paid to non-controlling interests	2
Net cash generated from operating activities	5,241
Net cash used in investing activities	(1,468)
Net cash generated from financing activities	1,122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24	Interest in associates

	2020	2019
	RMB million	RMB million
Share of net assets	2,449	3,322

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as at December 31, 2020 are as follows:

			Proportion of ownership interest held by
	Place of establishment / operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Southern Airlines Group Finance Co., Ltd. (“SA Finance”)	PRC	48.59%	41.81%	6.78%	48.59%	Provision of airlines financial services
Sichuan Airlines Co., Ltd. (“Sichuan Airlines”)	PRC	39%	39%	—	39%	Airline transportation
Southern Airlines Culture and Media Co., Ltd. (“SACM”)	PRC	40%	40%	—	40%	Advertising services
Shenyang Konggang Logistic Co.,Ltd. (“Shenyang Konggang”)	PRC	45%	45%	—	45%	Ground services
Xinjiang Civil Aviation Property Management Limited	PRC	42.80%	42.80%	—	42.80%	Property management

There is no associate that is individually material to the Group.

The Group has interest in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2020	2019	2018
	RMB million	RMB million	RMB million
			(Note)
Aggregate carrying amount of individually immaterial associates	2,449	3,322	3,181
Aggregate amounts of the Group’s share of:
(Loss)/profit from continuing operations	(776)	(178)	263
Other comprehensive income	(5)	3	(4)

Total comprehensive income	(781)	(175)	259

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

25	Interest in joint ventures

	2020	2019
	RMB million	RMB million
Share of net assets	3,225	3,124

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at December 31, 2020 are as follows:

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

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as follows:

	2020	2019	2018
	RMB million	RMB million	RMB million
Aggregate carrying amount of individually immaterial joint ventures	3,225	3,124	2,812
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	309	365	200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

26	Financial assets

	2020	2019
	RMB million	RMB million
Other equity instrument investments (FVOCI)
- Non-listed shares	100	188
- Non-tradable shares	699	861

	799	1,049

Other non-current financial assets (FVPL)
- Listed shares	64	74
- Non-listed shares	28	32

	92	106

Note: Dividend income generated from the investments amounted to RMB23 million for the year of 2020 in total (2019: RMB23 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

27	Derivative financial assets / (liabilities)

		2020	2019
	Note	RMB million	RMB million
Current assets:
Cross currency swaps	(i)	—	187
Forward foreign exchange contracts	(ii)	—	31

		—	218

Non-current assets:
Interest rate swaps (FVOCI)	(iv)	—	3

Current liabilities:
Forward foreign exchange and foreign exchange options contracts	(ii)	56	—
Derivative component of convertible bonds	(iii)	3,092	—

		3,148	—

Non-current liabilities:
Interest rate swaps	(iv)
-Measured at FVOCI		42	—
-Measured at FVPL		11	—

		53	—

Notes:

(i)

The Group entered into cross currency swaps to mitigate its interest rate risk and currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest rate ranging from 3.39% to 3.67% per annum and principal payments in RMB. At December 31, 2019, the fair value of the cross currency swaps amounted to RMB187 million was recognized in assets. The notional principal of the outstanding cross currency swaps as at December 31, 2019 amounted to USD620 million. As at December 31, 2020, all cross currency swaps had been settled.

(ii)

The Group entered into forward foreign exchange and foreign exchange options contracts to mitigate its forward currency risk. At December 31, 2020, the fair value of the forward foreign exchange and foreign exchange options contracts amounted to RMB56 million was recognized in liabilities (December 31, 2019: RMB31 million in assets). The notional principal of the outstanding forward foreign exchange and foreign exchange options contracts as at December 31, 2020 amounted to USD400 million (December 31, 2019: USD1,035 million).

(iii)

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from April 21, 2021 to October 14, 2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year).

Any excess of proceeds over the fair value amount initially recognized as the derivative component is recognized as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognized initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortized cost using the effective interest method (Note35(a)).

As at December 31, 2020, the fair value of the derivative component of convertible bonds were recognized as derivative financial liabilities amounting to RMB3,092 million (Note4(g)(i)). For the year ended December 31, 2020, the fair value change of the derivative component of convertible bonds amounted to RMB201 million (Note28).

(iv)

In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% per annum to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2020 amounted to USD258 million (December 31, 2019: USD325 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

28	Changes in fair value of financial assets / (liabilities)

	2020	2019
	RMB million	RMB million
Other non-current financial assets (FVPL) (Note 26)	(14)	3
Interest rate swaps (Note 27)	(11)	—
Forward foreign exchange and foreign exchange options contracts	(107)	31
Cross currency swaps	(16)	231
Derivative component of convertible bonds(Note27)	201	—

	53	265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets / (liabilities)

(a)	Movements of net deferred tax assets are as follows:

	At December 31, 2019	(Charged)/ credited to consolidated income statement	Credited to other comprehensive income	At December 31, 2020
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2020
Deferred tax assets:
Net effect on right-of-use assets	1,823	(516)	—	1,307
Accrued expenses	1,114	342	—	1,456
Provision for major overhauls	262	99	—	361
Contract liabilities/other non-current liabilities	68	(11)	—	57
Provision for impairment losses	81	1,037	—	1,118
Provision for tax losses (note)	7	4,281	—	4,288
Change in fair value of derivative financial liabilities	—	—	10	10
Others	114	16	—	130

	3,469	5,248	10	8,727

Deferred tax liabilities:
Accrued expenses	(191)	47	—	(144)
Depreciation allowances under tax in excess of the related depreciation under accounting	(478)	(191)	—	(669)
Change in fair value of derivative financial assets	(1)	—	1	—
Change in fair value of other equity instrument investments	(229)	—	63	(166)
Change in fair value of other non-current financial assets	(20)	4	—	(16)
Change in fair value of derivative financial liabilities	(54)	20	—	(34)
Fair value re-measurement of identifiable assets in business combination	(29)	2	—	(27)
Others	(14)	2	—	(12)

	(1,016)	(116)	64	(1,068)

Net deferred tax assets	2,453	5,132	74	7,659

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets/(liabilities) (continued)

(a)	Movements of net deferred tax assets are as follows: (continued)

	At December 31, 2018	Impact on Initial application of IFRS 16	Acquired in business combination	(Charged)/ credited to consolidated income statement	Credited to other comprehensive income	At December 31, 2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2019
Deferred tax assets:
Net effect on right-of-use assets	—	1,312	—	511	—	1,823
Accrued expenses	929	—	—	185	—	1,114
Provision for major overhauls	697	(417)	—	(18)	—	262
Contract liabilities/other non-current liabilities	81	—	—	(13)	—	68
Provision for impairment losses	210	—	—	(129)	—	81
Provision for tax losses	22	—	—	(15)	—	7
Change in fair value of derivative financial liabilities	11	—	—	(11)	—	—
Others	85	—	—	29	—	114

	2,035	895	—	539	—	3,469

Deferred tax liabilities:
Accrued expenses	(211)	—	—	20	—	(191)
Depreciation allowances under tax in excess of the related depreciation under accounting	(618)	—	—	140	—	(478)
Change in fair value of derivative financial assets	(18)	—	—	—	17	(1)
Change in fair value of other equity instrument investments	(236)	—	—	—	7	(229)
Change in fair value of other non-current financial assets	(19)	—	—	(1)	—	(20)
Change in fair value of financial assets	—	—	—	(54)	—	(54)
Fair value re-measurement of identifiable assets in business combination	(25)	—	(6)	2	—	(29)
Others	(18)	—	—	4	—	(14)

	(1,145)	—	(6)	111	24	(1,016)

Net deferred tax assets	890	895	(6)	650	24	2,453

Note: Deferred tax assets arise from deductible temporary differences and unused tax losses are recognized to the extent that it is probable that future taxable profits will be available against which the related tax benefit can be utilized. As at December 31, 2020, deferred tax assets included the amount of RMB4,281 million recognized in 2020 which related to tax losses that can be carried forward for 5-8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets/(liabilities) (continued)

(b)	Reconciliation to the consolidated statement of financial position:

	2020	2019
	RMB million	RMB million
Net deferred tax asset recognized in the statement of financial position	7,739	2,692
Net deferred tax liability recognized in the statement of financial position	(80)	(239)

	7,659	2,453

(c)	Deferred tax assets not recognized

The Group’s tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five or eight years (According to the Notice of the Ministry of Finance on the Taxation Policy for supporting the prevention of pandemic of COVID-19 (No. 8, 2020), the carry over period for tax losses of enterprises in certain difficult industries suffering from the epidemic in 2020 will be extended from 5 years to 8 years). The Group’s unused tax losses of RMB1,058 million (2019: RMB667 million) have not been recognized as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilized will be available before they expire. The expiry dates of unrecognized unused tax losses are analyzed as follows:

	2020	2019
	RMB million	RMB million
Expiring in:
2021	92	92
2022	82	82
2023	110	116
2024	337	377
2028	437	—

	1,058	667

As at December 31, 2020, the Group’s other deductible temporary differences amounting to RMB819 million (December 31, 2019: RMB951 million) have not been recognized as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

30	Other assets

	Software	Leasehold improvements	Others	Total
	RMB million	RMB million	RMB million	RMB million
At January 1, 2019	372	242	952	1,566
Additions	75	—	338	413
Acquisitions through business combinations	—	9	23	32
Transferred from construction in progress	183	113	—	296
Amortization for the year	(148)	(113)	(67)	(328)

At December 31, 2019	482	251	1,246	1,979

At January 1, 2020	482	251	1,246	1,979
Additions	70	46	804	920
Transferred from construction in progress	277	79	—	356
Amortization for the year	(221)	(92)	(65)	(378)

At December 31, 2020	608	284	1,985	2,877

Representing:

		2020	2019
	Note	RMB million	RMB million
Amount paid to related parties	41(b)&49(c)	1,222	513
Amount paid to third parties		1,655	1,466

		2,877	1,979

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

31	Inventories

	2020	2019
	RMB million	RMB million
Consumable spare parts and maintenance materials	1,613	1,683
Other supplies	219	264

	1,832	1,947
Less: provision	(72)	(54)

	1,760	1,893

Provision for inventories is shown as below:

	2020	2019
	RMB million	RMB million
At January 1	54	221
Provision for inventories	56	20
Written off upon disposal	(38)	(187)

At December 31	72	54

32	Trade receivables

	2020	2019
	RMB million	RMB million
Trade receivables	2,568	3,188
Less: loss allowance	(43)	(36)

	2,525	3,152

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2020	2019
	RMB million	RMB million
Within 1 month	1,972	2,308
More than 1 month but less than 3 months	307	555
More than 3 months but less than 12 months	231	297
More than 1 year	58	28

	2,568	3,188
Less: loss allowance	(43)	(36)

	2,525	3,152

All of the trade receivables are expected to be recovered within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

32	Trade receivables (continued)

(b)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2020	2019
	RMB million	RMB million
RMB	2,446	2,686
USD	48	151
EURO	13	65
AUD	7	33
TWD	2	22
GBP	3	18
Others	49	213

	2,568	3,188

33	Other receivables

			2020	2019
	Note		RMB million	RMB million
VAT recoverable			6,072	5,214
Government grants receivables	(i)		523	1,275
Rebate receivables on aircraft acquisitions			497	616
Other deposits			170	203
Others	(ii)		1,244	557

			8,506	7,865
Less: loss allowance	(iii	)	(159)	(5)

			8,347	7,860

Notes:

(i)	Government grants receivables are recognized as there is reasonable assurance that they will be received and the Group has complied with the conditions attaching to them.
(ii)

The amounts include term deposits of RMB287 million (December 31, 2019: RMB43 million), which have a maturity over 3 months at acquisition. The weighted average annualized interest rate of term deposits as at December 31, 2020 is 2.07% (December 31, 2019: 2.54%).

(iii)	The Group lost control of Flying College during the year (Note23(v)). As at December 31, 2020, prepayment of training expenses made to Flying College amounting to RMB148 million was fully impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2020	2019
	RMB million	RMB million
Deposits in banks and other financial institutions	5	1
Cash at bank and other financial institutions and on hand	25,414	1,848

Cash and cash equivalents in the consolidated statement of financial position	25,419	1,849

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2020	2019
	RMB million	RMB million
RMB	24,947	1,231
USD	272	395
EURO	64	34
AUD	15	59
JPY	21	17
HKD	15	13
Others	85	100

	25,419	1,849

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(b)	Reconciliation of (loss)/profit before income tax to cash generated from operating activities

		2020	2019	2018
	Note	RMB million	RMB million	RMB million
				(Note)
(Loss) / profit before income tax		(15,195)	4,055	4,364
Adjustments for:
Depreciation and amortization	12	24,590	24,620	14,308
Impairment losses on property, plant, equipment	19	3,279	18	—
Impairment losses on right-of-use assets	21	682	—	—
Loss on disposal of a subsidiary	23(v)	8	—	—
Credit losses	11	164	13	3
Share of associates’ results	24	776	178	(263)
Share of joint ventures’ results	25	(309)	(365)	(200)
Gain on disposal of property, plant and equipment and construction in progress	14	(57)	(140)	(602)
Changes in fair value of financial assets/ liabilities	28	(53)	(265)	(12)
Remeasurement of the originally held equity interests in a joint venture		—	(13)	—
Interest income		(322)	(74)	(125)
Interest expense	15	6,716	5,845	3,202
Dividends income from other non-current financial assets	26	(23)	(23)	(20)
Exchange (gain)/losses, net		(3,170)	1,268	2,820
Changes in working capital:
Decrease / (increase) in inventories	31	133	(179)	(77)
Increase / (decrease) in contract liabilities and other non-current liabilities		(134)	(337)	450
(Decrease) / increase in sales in advance of carriage		(6,306)	1,709	1,441
(Decrease) / increase in deferred benefits and gains	45	(64)	73	(147)
Decrease in operating receivables		1,408	1,165	(5,325)
(Decrease) / increase in operating payables		(1,396)	2,180	1,357

Cash generated from operating activities		10,727	39,728	21,174

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

Note: The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognize right-of-use assets and lease liabilities relating to leases which were previously classified as operating leases under IAS 17. In the comparative periods in 2018, cash payments under operating leases made by the Group as a lessee of RMB9,920 million were included in operating cash outflows in the consolidated cash flow statements. Under IFRS 16, except for short-term lease payments and payments for leases of low value assets not included in the measurement of lease liabilities, all other rentals paid on leases are now split into capital element and interest element and classified as financing cash outflows and operating cash outflows, respectively. Under the modified retrospective approach, the comparative information is not restated. Further details on the impact of the transition to IFRS 16 are set out in Note 2(b).

(c)	Reconciliation of liabilities arising from financing activities

	Bank loans and other borrowings	Lease liabilities	Interest rate swaps (assets/ liabilities	Cross currency swaps (assets)	Derivative component of convertible bonds liabilities	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 35)	(Note 36)	(Note 27)	(Note 27)	(Note 27)
At January 1, 2020	51,180	134,074	(3)	(187)	—	185,064
Changes from financing cash flows:
Proceeds from bank borrowings	71,841	—	—	—	—	71,841
Proceeds from ultra-short-term financing bills	48,300	—	—	—	—	48,300
Proceeds from corporate bonds	25,000	—	—	—	—	25,000
Repayment of bank borrowings	(52,601)	—	—	—	—	(52,601)
Repayment of ultra-short-term financing bills	(59,800)	—	—	—	—	(59,800)
Repayment of corporate bonds	(2,655)	—	—	—	—	(2,655)
Capital element of lease rentals paid(Note 34(d))	—	(20,670)	—	—	—	(20,670)

Total changes from financing cash flows	30,085	(20,670)	—	—	—	9,415
Exchange adjustments	142	(3,526)	—	171	—	(3,213)
Changes in fair value	—	—	56	16	(201)	(129)
Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 51)	—	11,335	—	—	—	11,335
Amount initially recognized as the derivative component of convertible bonds	(3,293)	—	—	—	3,293	—
Amortization amount of bond	119	—	—	—	—	119

Total other changes	(3,174)	11,335	—	—	3,293	11,454

At December 31, 2020	78,233	121,213	53	—	3,092	202,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities (continued)

	Bank loans and other borrowings	Obligations under finance leases	Lease liabilities	Interest rate swaps (assets)	Cross currency swaps liabilities	Cross currency swaps (assets)	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 35)		(Note 36)	(Note 27)	(Note 27)	(Note 27)
At December 31, 2018	54,417	72,221	—	(75)	44	—	126,607
Impact on initial application of IFRS 16	—	(72,221)	120,377	—	—	—	48,156

At January 1, 2019	54,417	—	120,377	(75)	44	—	174,763
Changes from financing cash flows:
Proceeds from bank borrowings	33,985	—	—	—	—	—	33,985
Proceeds from ultra-short-term financing bills	43,489	—	—	—	—	—	43,489
Proceeds from corporate bonds	7,497	—	—	—	—	—	7,497
Repayment of bank borrowings	(50,374)	—	—	—	—	—	(50,374)
Repayment of ultra-short-term financing bills	(25,000)	—	—	—	—	—	(25,000)
Repayment of corporate bonds	(12,951)	—	—	—	—	—	(12,951)
Capital element of lease rentals paid (Note 34(d))	—	—	(17,784)	—	—	—	(17,784)

Total changes from financing cash flows	(3,354)	—	(17,784)	—	—	—	(21,138)
Exchange adjustments	108	—	1,130	—	—	—	1,238
Changes in fair value	—	—	—	72	(44)	(187)	(159)
Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 51)	—	—	30,351	—	—	—	30,351
Amortization amount of bond	9	—	—	—	—	—	9

Total other changes	9	—	30,351	—	—	—	30,360

At December 31, 2019	51,180	—	134,074	(3)	—	(187)	185,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(d)	Total cash outflow for leases

Amounts included in the cash flow statement for leases comprise the following:

	2020	2019	2018
	RMB million	RMB million	RMB million

Within operating cash flows	(6,528)	(7,457)	(12,316)
Within investing cash flows	(45)	(224)	(113)
Within financing cash flows	(20,670)	(17,784)	(10,433)

	(27,243)	(25,465)	(22,862)

These amounts relate to the following:

	2020	2019	2018
	RMB million	RMB million	RMB million
Lease rentals paid	(27,198)	(25,241)	(22,749)
Acquisition of land use rights	(45)	(224)	(113)

	(27,243)	(25,465)	(22,862)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

35	Borrowings

(a)	Borrowings are analyzed as follows:

	2020 RMB million	2019 RMB million
Non-current
Long-term borrowings
– secured (Note (i))	—	10
– unsecured	8,811	2,381

	8,811	2,391
Corporate bonds
– unsecured (Note (ii))	7,500	8,646
Convertible bonds
– unsecured (Note27(iii))	12,833	—
Medium-term notes
– unsecured (Note (iii))	8,990	2,600

	38,134	13,637

Current
Current portion of long-term borrowings
– secured (Note (i))	—	90
– unsecured	67	51
Short-term borrowings
– unsecured	25,286	12,250
Ultra-short-term financing bills
– unsecured	10,999	22,497

	36,352	34,888
Current portion of corporate bonds and medium-term notes
– unsecured (Notes (ii)&(iii))	3,747	2,655

	40,099	37,543

Total borrowings	78,233	51,180

The borrowings are repayable:
Within one year	40,099	37,543
In the second year	7,662	3,773
In the third to fifth year	14,394	8,389
After the fifth year	16,078	1,475

Total borrowings	78,233	51,180

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

35	Borrowings (continued)

(a)	Borrowings are analyzed as follows (continued):

Notes:

(i)

As at December 31, 2020, the Group did not have any secured bank borrowings (December 31, 2019: RMB10 million bank borrowings were secured by certain owned aircraft with a carrying amount of RMB339 million and RMB90 million bank borrowings were secured by certain land use rights under right-of-use assets of RMB87 million and investment property of RMB15 million).

(ii)

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on November 20, 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB345 million were redeemed by the Company in 2018 at the request of investors, and the remaining bonds of RMB2,655 million were redeemed by the Company in 2020.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on May 25, 2016 at a bond rate of 3.12%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB4,851 million were redeemed by the Company in 2019 at the request of investors, and the remaining bonds of RMB149 million will be redeemed within one year.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on November 26, 2018 at a bond rate of 3.92% with a term of 3 years. As at December 31, 2020, the corporate bonds will mature within one year.

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on February 21, 2019 at a bond rate of 3.45% with a term of 3 years. As at December 31, 2020 the corporate bonds will mature within two years.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on May 16, 2019 at a bond rate of 3.72% with a term of 3 years. As at December 31, 2020, the corporate bonds will mature within two years.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,500 million on November 20, 2019 at a bond rate of 3.58% with a term of 3 years. As at December 31, 2020, the corporate bonds will mature within two years.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,000 million on March 16, 2020 at a bond rate of 2.95% with a term of 3 years. As at December 31, 2020, the corporate bonds will mature within three years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

35	Borrowings (continued)

(a)	Borrowings are analyzed as follows (continued):

(iii)

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on October 20, 2016 at an interest rate of 3.11% with a term of 5 years. As at December 31, 2020, the medium-term notes will mature within one year.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on October 18, 2019 at an interest rate of 3.20% with a term of 3 years. As at December 31, 2020, the medium-term notes will mature in two years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on February 12, 2020 at an interest rate of 3.12% with a term of 3 years. As at December 31, 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on February 26, 2020 at an interest rate of 3.05% with a term of 3 years. As at December 31, 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on March 3, 2020 at an interest rate of 3.00% with a term of 3 years. As at December 31, 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on March 3, 2020 at an interest rate of 3.00% with a term of 3 years. As at December 31, 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on March 3, 2020 at an interest rate of 3.28% with a term of 5 years. As at December 31, 2020, the medium-term notes will mature within five years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on March 5, 2020 at an interest rate of 3.00% with a term of 3 years. As at December 31, 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on April 23, 2020 at an interest rate of 2.44% with a term of 3 years. As at December 31, 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB500 million on April 23, 2020 at an interest rate of 2.44% with a term of 3 years. As at December 31, 2020, the medium-term notes will mature within three years.

The Group issued medium-term notes with aggregate nominal value of RMB500 million on April 27, 2020 at an interest rate of 2.44% with a term of 3 years. As at December 31, 2020, the medium-term notes will mature within three years.

(b)	As at December 31, 2020, the Group’s weighted average interest rates on short-term borrowings were 2.23% per annum (December 31, 2019: 3.70% per annum).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

35	Borrowings (continued)

(c)	Details of borrowings with original maturity over one year are as follows:

	2020 RMB million	2019 RMB million
Renminbi denominated borrowings
Fixed interest rate at 1.20%~4.41%per annum as at December 31, 2020, with maturities through 2034	8,028	899
Corporate Bond - Fixed interest rate at 2.95%~3.92%	9,649	11,301
Convertible Bond - Fixed interest rate (Note27(iii))	12,833	—
Medium-term notes - Fixed interest rate at 2.44%~3.28%	10,588	2,600
Floating interest rates at 90%~100% of benchmark interest rate (stipulated by PBOC) as at December 31, 2020, with maturities through 2033	850	1,633

	41,948	16,433
Less: borrowings due within one year classified as current liabilities	(3,814)	(2,796)

	38,134	13,637

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

35	Borrowings (continued)

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2020 RMB million	2019 RMB million
Renminbi	78,233	46,823
USD	—	4,357

	78,233	51,180

(e)

The balance of long-term and short-term borrowings as at December 31, 2019 included entrusted loans from CSAH via SA Finance to the Group amounted to RMB800 million and RMB4,720 million respectively (Note 49(d)(ii)). These loans were settled in May and June 2020.

(f)

Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to certain of the Group’s consolidated statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at December 31, 2020 and 2019, none of the covenants relating to drawn down facilities had been breached.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Lease liabilities

At December 31, 2020, the lease liabilities were payable as follows:

	2020 RMB million	2019 RMB million
Within 1 year	20,930	19,998
After 1 year but within 2 years	20,045	19,249
After 2 years but within 5 years	47,164	54,155
After 5 years	33,074	40,672

	121,213	134,074

	Obligations by denominated currencies
For the year ended December 31, 2020	Effective interest rate	USD RMB million	Japanese Yen RMB million	Renminbi RMB million	Euro RMB million	Other currencies RMB million	Total RMB million
Fixed interest rates	1.75% -5.03%	43,519	6	10,268	14	16	53,823
Floating interest rates	0% -5.22%	9,343	1,019	53,659	3,243	126	67,390

		52,862	1,025	63,927	3,257	142	121,213

	Obligations by denominated currencies
For the year ended December 31, 2019	Effective interest rate	USD RMB million	Japanese Yen RMB million	Renminbi RMB million	Euro RMB million	Other currencies RMB million	Total RMB million
Fixed interest rates	1.75% -5.03%	50,568	10	7,023	15	22	57,638
Floating interest rates	0% -5.22%	15,335	1,272	56,100	3,535	194	76,436

		65,903	1,282	63,123	3,550	216	134,074

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

36	Lease liabilities (continued)

The Group has significant lease liabilities which are denominated in USD as at December 31, 2020. The net exchange gain of RMB3,485 million for the year ended December 31, 2020 (2019: net exchange loss of RMB1,477 million; 2018: net exchange loss of RMB1,853 million) was mainly attributable to the translation of balances of lease liabilities which are denominated in USD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

37	Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	2020 RMB million	2019 RMB million
Within 1 month	431	563
More than 1 month but less than 3 months	473	506
More than 3 months but less than 6 months	313	450
More than 6 months but less than 1 year	329	568
More than 1 year	236	230

	1,782	2,317

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2020	2019
	RMB million	RMB million
Renminbi	1,587	1,845
USD	165	423
Others	30	49

	1,782	2,317

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

38	Contract liabilities

	2020 RMB million	2019 RMB million
Unredeemed credits under the frequent flyer award programs (Note)	1,451	1,568
Others	62	42

	1,513	1,610

Note:

As at December 31, 2020, unredeemed credits under the frequent flyer award programs represent the aggregated amounts of the transaction price allocated to the remaining performance obligation, which is expected to be recognized as revenue in the future when the customers obtain control of the goods or services. Movement of unredeemed credits under the frequent flyer award programs is set out below:

	2020	2019
	RMB million	RMB million
Balance at 1 January	3,331	3,711
-Current	1,568	1,693
-Non-current	1,763	2,018
Addition as a result of increase of the unredeemed credits under the frequent flyer award programs	1,270	1,979
Reduction as a result of revenue recognized during the year	(1,405)	(2,359)
Representing:
-Recognized as revenue from opening balance of contract liabilities	(1,192)	(1,948)
-Recognized as revenue from current year addition of contract liabilities	(213)	(411)

Balance at 31 December	3,196	3,331

Representing:
-Current	1,451	1,568
-Non-current (Note 40)	1,745	1,763

39	Sales in advance of carriage

As at December 31, 2020, the amount of sales in advance of carriage represents revenue expected to be recognized in the future when the customers obtain control of and accept the passenger transportation services to be provided by the Group. During the year, RMB6,564 million (2019: RMB8,398 million) which was included in the opening balance of the sales in advance of carriage was recognized as revenue, and RMB3,367 million was refunded to the customers as a result of COVID-19.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

40	Other non-current liabilities

	Note	2020 RMB million	2019 RMB million
Unredeemed credits under the frequent flyer award programs	38	1,745	1,763
Long-term payables (Note)		291	—
Others		—	19

		2,036	1,782

Note: As at December 31, 2020, long-term payables of RMB291 million were additional financing provided by buyer-lessor to the Group in aircraft sale and leaseback transactions, and the current portion of long-term payables of RMB94 million was recorded in other liabilities (Note19(d)).

41	Balances with related companies

(a)	Amounts due from related companies

	Note	2020 RMB million	2019 RMB million
Current
CSAH and its affiliates		10	18
Associates		57	35
Joint ventures		18	20

	49(c)	85	73

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Prepayments to related companies for acquisition of long-term assets

	Note	2020 RMB million	2019 RMB million
Non-current
CSAH and its affiliates		639	160
Associates		495	353

Joint ventures		88	—

	30&49(c)	1,222	513

(c)	Amounts due to related companies

		2020	2019
	Note	RMB million	RMB million
Current
CSAH and its affiliates		225	116
Associates		13	1
Joint ventures		119	53

	49(c)	357	170

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

42	Accrued expenses

	2020	2019
	RMB million	RMB million
Repairs and maintenance	5,268	4,312
Salaries and welfare	4,328	3,974
Landing and navigation fees	2,121	2,612
Jet fuel costs	961	1,846
Computer reservation services	575	461
Interest expense	512	345
Provision for major overhauls (Note 44)	426	883
Air catering expenses	74	147
Provision for early retirement benefits (Note)	—	1
Others	1,655	1,164

	15,920	15,745

Note: The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognized as provision for early retirement benefits.

43	Other liabilities

	2020	2019
	RMB million	RMB million
Payable for purchase of property, plant and equipment	3,432	2,070
Civil Aviation Development Fund and airport tax payable	885	1,937
Sales agent deposits	485	592
Other taxes payable	328	426
Deposit received for chartered flights	239	214
Others	2,104	2,002

	7,473	7,241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

44	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under leases are as follows:

	2020	2019
	RMB million	RMB million
At January 1	4,425	4,349
Additional provision	760	768
Utilization	(543)	(692)

At December 31	4,642	4,425
Less: current portion (Note 42)	(426)	(883)

	4,216	3,542

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

45	Deferred benefits and gains

	2020	2019
	RMB million	RMB million
Maintenance rebates	531	600
Government grants	229	222
Others	9	11

	769	833

46	Share capital

	2020	2019
	RMB million	RMB million
Registered, issued and paid up capital:
Trade-restricted:
2,942,637,115 A shares of RMB1.00 each owned by CSAH (2019: 489,202,658 shares of RMB1.00 each) (Note (ii))	2,942	489
1,209,621,577 H shares of RMB1.00 each (2019: 600,925,925 shares of RMB1.00 each) (Note (ii))	1,210	601

	4,152	1,090
Tradable:
4,039,228,665 A shares of RMB1.00 each owned by CSAH (2019: 4,039,228,665 shares of RMB1.00 each)	4,039	4,039
4,072,291,766 A shares of RMB1.00 each (2019: 4,072,291,766 shares of RMB1.00 each)	4,073	4,073
3,065,523,272 H shares of RMB1.00 each (2019: 3,065,523,272 shares of RMB1.00 each)	3,065	3,065

	11,177	11,177
	15,329	12,267

Notes:

(i)	All the A and H shares rank pari passu in all material respects.

(ii)

In April and June 2020, the Company issued 608,695,652 H shares (“new H shares”) to a fellow subsidiary of CSAH at the price of HKD5.75 per share, and issued 2,453,434,457 A shares (“new A shares”) to CSAH at the price of RMB5.21 per share, respectively. RMB3,062 million was credited to share capital and RMB12,889 million was credited to share premium. The new A shares issued to CSAH are restricted for trading for 36 months from the date of completion of the issuance. Further, in accordance with the H shares subscription agreement entered into between the Company and the fellow subsidiary of CSAH, the fellow subsidiary of CSAH committed not to trade or transfer any of the new H shares for 36 months from the date of completion of the issuance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

47	Reserves

(a)	Dividends

The directors did not propose any final dividend in respect of the years ended December 31, 2020 and 2019.

(b)	Share premium

The share premium represents the difference between the par value of the shares of the Company and proceeds received from the issuance of the shares of the Company.

(c)	Fair value reserve (recycling)

The fair value reserve (recycling) mainly comprises the hedge reserve which comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in Note 2(g) and share of an associate’s cumulative net change in the fair value of debts investments measured at FVOCI.

(d)	Fair value reserve (non-recycling)

The fair value reserve (non-recycling) mainly comprises the Group’s and share of an associate’s cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period (see Note 2(f)).

(e)	Other reserves

Other reserves mainly comprise statutory surplus reserve. According to the PRC Company Law and the Articles of Association of the Company and its certain subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

For the year ended December 31, 2020, the Company did not make any appropriation of statutory surplus reserve as the Company recorded a net loss in 2020 (2019: RMB181 million).

For the year ended December 31, 2020, the Group recorded an increase in other reserves of RMB700 million arising from capital injection from non-controlling interests in subsidiaries (December 31, 2019: nil), a decrease in other reserves of RMB155 million arising from acquisition of non-controlling interests in a subsidiary (December 31, 2019: a decrease of RMB10 million), and a decrease in other reserves of RMB7 million arising from adjustments in carrying amount of interest in associates relating to changes in an associate’s reserves (December 31, 2019: an increase of RMB44 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

48	Commitments

(a)	Capital commitments

Capital commitments outstanding as at December 31, 2020 not provided for in the financial statements were as follows:

	2020	2019
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorized and contracted for	56,547	71,224

Investment commitments
– authorized and contracted for
– share of capital commitments of a joint venture	405	322
– capital contributions for acquisition of non-controlling interests in a subsidiary	—	232

	405	554
– authorized but not contracted for
– share of capital commitments of a joint venture	26	31

	431	585

Commitments for other property, plant and equipment
– authorized and contracted for	4,970	4,571
– authorized but not contracted for	5,479	10,451

	10,449	15,022

	67,427	86,831

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

48	Commitments (continued)

(a)	Capital commitments (continued)

As at December 31, 2020, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2020	2019
	RMB million	RMB million
2020	—	41,442
2021	28,382	21,077
2022	15,033	5,464
2023	11,910	3,241
2024 and afterwards	1,222	—

	56,547	71,224

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive directors) as disclosed in Note 57, is as follows:

	2020	2019	2018
	RMB ’000	RMB ’000	RMB ’000
Salaries, wages and welfare	10,746	13,803	15,218
Retirement scheme contributions	1,458	1,785	1,797

	12,204	15,588	17,015

	2020	2019	2018
	RMB ’000	RMB ’000	RMB ’000
Directors and supervisors (Note 57)	1,590	1,298	878
Senior management	10,614	14,290	16,137

	12,204	15,588	17,015

Total remuneration is included in “staff costs” (Note 13).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

Details of the significant transactions carried out by the Group are as follows:

		2020	2019	2018
	Note	RMB million	RMB million	RMB million
Income received from CSAH and its affiliates
Rental income	(i)	7	7	4
Aviation material sales income	(ii)	7	36	6
Entrusted management income	(iii)	27	27	27
Commission income	(iv)	5	14	—
Others		2	1	9
Purchase of goods and services from CSAH and its affiliates
Cargo handling charges	(v)	—	—	111
Commission expenses	(v)	36	44	14
Transportation expense	(v)	—	—	10
Maintenance material purchase expense and lease charges for maintenance material	(ii)	91	165	98
Software service expenses	(ii)	—	—	5
Air catering supplies expenses	(i)	88	142	135
Repairing charges	(vi)	—	—	1,184
Lease charges for land and buildings	(vii)	350	353	294
Property management fee	(viii)	129	151	106
Acquisition of property	(ix)	—	—	160
Others		7	7	5
Purchase of goods and services from joint ventures and associates
Repairing charges	(vi)	1,773	2,442	786
Repairing charges and maintenance material purchase expenses	(x)	2,331	2,956	2,692
Ground service expenses	(xi)	131	112	123
Air catering supplies	(xii)	18	93	98
Advertising expenses	(xiii)	169	196	105
Property management fee	(xiv)	18	26	28
Commission expenses	(xv)	10	14	—
Others		16	7	7
Income received from joint ventures and associates
Maintenance material sales and handling income	(xvi)	14	7	15
Entrustment income for advertising media business	(xiii)	2	1	1
Repairing income	(xv)	12	4	11
Air catering supplies income	(xv)	8	35	16
Pilot training income	(xv)	15	35	—
Commission income	(xvii)	—	—	20
Ground service income	(xviii)	16	16	13
Labor service income and rental income	(xix)	—	8	22
Others		9	15	13
Income received from other related company
Air tickets income	(xx)	—	—	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

		2020	2019	2018
	Note	RMB million	RMB million	RMB million
Purchase of goods and services from other related companies
Advertising expenses	(xx)	—	—	10
Computer reservation services	(xxi)	433	685	592
Aviation supplies expenses	(xxii)	—	53	48
Canteen service	(xxii)	—	24	19
Others		—	9	3
Acquisition from CSAH and its affiliates
Equity transaction	(vi)	—	—	1,602
Aircraft related transactions with CSAH and its affiliates
Payment of lease charges on aircraft	(xxiii)	4,670	2,696	1,542
Consideration of disposal of aircraft	(xxiii)	—	—	481

(i)	Shenzhen Air Catering Co., Ltd. (“SACC”) is an associate of CSAH.

Air catering supplies expenses are payable by the Group in respect of certain in-flight meals and related services with SACC.

In addition, the Group leased certain equipment to SACC under operating lease agreements.

(ii)	China Aviation Supplies Holding Company (“CASC”) is an associate of CSAH.

The Group purchases software service, as well as purchases and leases maintenance materials from CASC, and CASC also purchases maintenance materials from the Group.

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

(vi)	MTU, a former joint venture of CSAH, provides comprehensive maintenance services to the Group. MTU became a joint venture of the Group on August 28, 2018.

(vii)	The Group leases certain land and buildings in the PRC from CSAH and its affiliates. The amount represents rental expenses for land and buildings paid or payable to CSAH and its affiliates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(viii)

China Southern Airlines Group Property Management Co., Ltd., a wholly-owned subsidiary of CSAH, and COHL&CSAH Construction Development Co.,Ltd., a joint venture of CSAH, both provide property management services to the Group.

(ix)	The Group acquires properties from COHL&CSAH Construction Development Co.,Ltd.

(x)

GAMECO, a joint venture of the Group, and Shenyang Northern Aircraft Maintenance Co., Ltd. (“Shenyang Aircraft Maintenance”), a former joint venture of the Group, both provide comprehensive maintenance services and leases maintenance materials to the Group. Shenyang Aircraft Maintenance became a wholly-owned subsidiary of the Group on April 23, 2019.

The Group also purchases maintenance material from GAMECO.

(xi)	Beijing Aviation Ground Services Co.,Ltd. and Shenyang Konggang Logistic Co., Ltd., associates of the Group provide ground services to the Group.

(xii)	Beijing Airport Inflight Kitchen Co.,Ltd. is an associate of the Group and provides air catering related services to the Group.

(xiii)	SACM, an associate of the Group, provides advertising services to the Group. The Group provides certain media resources to SACM.

(xiv)	Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group.

(xv)	The Group provides repairing service and air catering supplies service to Sichuan Airlines.

Commission is earned by Sichuan Airlines in connection with the air tickets sold on behalf of the Group.

In addition, the Group provides pilot training service and ground services to Sichuan Airlines.

(xvi)	The Group imports and sells maintenance materials to GAMECO and MTU, and earns maintenance materials sales and handling income.

(xvii)	The Group provides certain website resources to SA Finance for the sales of air insurance.

(xviii)	The Group provides ground services to Shenyang Konggang Logistic Co.,Ltd. and Sichuan Airlines, which are associates of the Group.

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

(xxi)

China Travel Sky Holding Company is a related party of the Group as a key management personnel of the Group was appointed as the director of China Travel Sky Holding Company. It provides computer reservation services.

(xxii)	The chairman of Pearl Aviation Services is the key management personnel of the Company. The Group purchases aviation supplies and canteen services from Pearl Aviation Services.

In December 2019, Pearl Aviation Services became a wholly-owned subsidiary of the Group.

(xxiii)

China Southern Airlines International Finance Leasing Co., Ltd. (“CSA International”), originally a wholly owned subsidiary of CSAH, and became a joint venture of CSAH in 2019, provides aircraft and engines lease services to the Group. Also, the Group disposed aircraft to CSA International.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

Details of amounts due from/to CSAH and its affiliates, associates, joint ventures and other related company of the Group:

		2020	2019
	Note	RMB million	RMB million
Receivables:
CSAH and its affiliates		10	18
Associates		57	35
Joint ventures		18	20

	41(a)	85	73

		2020	2019
	Note	RMB million	RMB million
Prepayments of acquisition of long-term assets:
CSAH and its affiliates		639	160
Associates		495	353

Joint ventures		88	—

	30&41(b)	1,222	513

		2020	2019
	Note	RMB million	RMB million
Payables:
CSAH and its affiliates		225	116
Associates		13	1
Joint ventures		119	53

	41(c)	357	170

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	2020	2019
	RMB million	RMB million
Accrued expenses:
CSAH and its affiliates	47	55
Associates	73	169
Joint ventures	1,927	2,092
Other related companies	459	274

	2,506	2,590

Lease liabilities:
The CSAH and its affiliates	26,789	23,734

Except the lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

At December 31, 2020, loans from SA Finance to the Group amounted to RMB1,686 million (December 31, 2019: RMB76 million).

The unsecured loans are repayable as follows:

	2020	2019
	RMB million	RMB million
Within 1 year	1,515	23
After 1 year but within 2 years	111	—
After 2 years but within 5 years	60	53

	1,686	76

Interest expense paid on such loans amounted to RMB27 million (2019: RMB9 million) and the interest rates range from 3.00% to 4.28% per annum during the year ended December 31, 2020 (2019: 4.28% to 4.35%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

49	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties (continued)

(ii)	Entrusted loans from CSAH

In 2019, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB5,520 million. These loans were settled in May and June 2020. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured entrusted loans are repayable as follows:

		2020	2019
	Note	RMB million	RMB million
Within 1 year	35(e)	—	4,720
After 1 year but within 2 years		—	—
After 2 years but within 5 years	35(e)	—	800

		—	5,520

Interest expense paid on such loans amounted to RMB89 million (2019: RMB86 million) at interest rates 3.92% per annum during the year ended December 31, 2020 (2019: 3.92% per annum).

(iii)	Convertible bonds subscribed by CSAH

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par (Note 27 (iii)), among which, CSAH subscribed for 101,027,580 A share convertible bonds.

(iv)	Deposits placed with SA Finance

As at December 31, 2020, the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2020	2019
	RMB million	RMB million
Deposits placed with SA Finance	9,092	711

Interest income received on such deposits amounted to RMB91 million during the year ended December 31, 2020 (2019: RMB40 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 14% to 16% (2019: 12% to 16%; 2018: 13% to 20%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2020 was approximately RMB1,043 million (2019: RMB985 million; 2018: RMB598 million).

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

51	Supplementary information to the consolidated cash flow statement

Non-cash transactions

(i)	Introducing of aircraft

During the year ended December 31, 2020, aircraft introduced under leases amounted to RMB11,335 million (2019: aircraft acquired under leases RMB30,351 million, 2018: aircraft acquired under leases RMB13,290 million).

(ii)	Acquisition of a joint venture through issuance of new shares

During the year ended December 31, 2018, CSAH subscribed the new A shares of the Company with a cash consideration and the equity interests held in MTU, representing 50% of the total equity interests of MTU. The related non-cash equity transaction of financing activities amounted to RMB1,741 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

52	Contingent liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated May 22, 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings.

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

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (December 31, 2019: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2020, total personal bank loans of RMB221 million (December 31, 2019: RMB275 million), under these guarantees, were drawn down from the banks. During the year, no payment has been made by the Group (2019: Nil) due to the default of payments of certain pilot trainees.

53	Comparative figures

The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2(b).

54	Immediate and ultimate controlling party

As at December 31, 2020, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC.

55	Approval of financial statements

The financial statements were approved by the Board of Directors on April 28, 2021.

56	Impacts of COVID-19 pandemic

The COVID-19 pandemic since early 2020 has brought about additional uncertainties in the Group’s operating environment and had an adverse impact on the Group’s business operation and operating revenue in 2020.

The Group has been closely monitoring the impact of the developments on the Group’s business and has been proactively adjusting its business strategies. These strategies include: making adjustments to the scheduling of domestic and international routes and flights, according to the measures taken by related countries and regions on epidemic prevention and control; actively developing freight transport business and overall improving the utilization rate of freighters. Based on the Group’s actual performance in 2020, adjusted operating measures put in place and unutilized available banking facilities (Note 4(a)), etc., the Directors of the Company have carried out a review of the cash flow forecast of the Group for the eighteen months period from January 1, 2021. Based on such forecast, the Directors of the Company believe that the Group has adequate funding to meet the working capital and capital expenditure requirements and repay the borrowings due during the forecast period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

57	Directors’ and supervisors’ emoluments

The remuneration of every director and supervisor for the year ended December 31, 2020 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Executive directors
Wang Chang Shun (Note (i) &(vii))	-	-	-	-	-
Ma Xu Lun (Note (i)&(iii))	-	-	-	-	-
Han Wen Sheng (Note (i)&(iii))	-	-	-	-	-
Zhang Zi Fang (Note (i)&(iv))	-	-	-	-	-
Supervisors
Pan Fu (Note (i)&(iv))	-	-	-	-	-
Li Jia Shi (Note (ii))	-	-	-	-	-
Mao Juan	-	706	-	126	832
Lin Xiao Chun (Note (iii))	-	633	-	125	758
Independent non-executive directors
Tan Jin Song	150	-	-	-	150
Jiao Shu Ge	150	-	-	-	150
Zheng Fan (Note (vi))	60	-	-	-	60
Gu Hui Zhong (Note (vi))	60	-	-	-	60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

57	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended December 31, 2019 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Executive directors
Wang Chang Shun (Note (i) &(vii))	—	—	—	—	—
Ma Xu Lun (Note (i)&(iii))	—	—	—	—	—
Han Wen Sheng (Note (i)&(iii))	—	—	—	—	—
Zhang Zi Fang (Note (i)&(iv))	—	—	—	—	—
Supervisors
Pan Fu (Note (i)&(iv))	—	—	—	—	—
Li Jia Shi (Note (ii))	—	—	—	—	—
Mao Juan	—	712	—	129	841
Lin Xiao Chun (Note (iii))	—	367	—	90	457
Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (vi))	60	—	—	—	60
Gu Hui Zhong (Note (vi))	60	—	—	—	60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

57	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended December 31, 2018 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Executive directors
Wang Chang Shun (Note (i) & (vii))	—	—	—	—	—
Tan Wan Geng (Note (i) & (v))	—	—	—	—	—
Zhang Zi Fang (Note (i)&(iv))	—	—	—	—	—
Supervisors
Pan Fu (Note (i) & (iv))	—	—	—	—	—
Li Jia Shi (Note (ii))	—	84	—	12	96
Mao Juan	—	658	—	124	782
Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (vi))	—	—	—	—	—
Gu Hui Zhong (Note (vi))	60	—	—	—	60

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

(iii)	Appointed on May 8, 2019.
(iv)	Resigned on May 8, 2019.
(v)	Mr. Tan Wan Geng was an executive director of the Company before November 30, 2018, and resigned from the Company on November 30, 2018.
(vi)	Mr. Zheng Fan and Mr. Gu Hui Zhong receive remuneration in accordance with the relevant provisions of the PRC.
(vii)	Mr. Wang Chang Shun retired on December 21, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

58	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2020

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, and new standards which are not yet effective for the year ended December 31, 2020 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IFRS 3, Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37, Onerous Contracts — Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020 Cycle	January 1, 2022

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.