Form 20-F
period 2021-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2022-04-28
CIK 1041668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year
ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to________
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
Telephone: +86 20 86112480
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
None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
: 12,673,293,179 A Shares of par value RMB1.00 per share and 4,275,144,849 H Shares of par value RMB1.00 per share.
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
of the Exchange Act).    ☐  Ye
s    ☒
No

i

ii

iii

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
These risks and assumptions, in addition to those identified under Item 3. “Key Information—Risk Factors,” include:

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

INTRODUCTORY NOTE
In this Annual Report, unless the context indicates otherwise, “we”, “us”, “our”, “the Company” and “our Company” refer to China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, our “Group” means our Company and our consolidated subsidiaries, and “CSAH” means China Southern Air Holding Company Limited, our Company’s parent company which directly and indirectly held 64.20% interest in our Company as of April 22, 2022
.
References to “China” or the “PRC” are to the People’s Republic of China, excluding, for purpose of this Annual Report, Hong Kong, Macau and Taiwan. References to “Renminbi” or “RMB” are to the currency of China, references to “U.S. dollars”, “USD”, “$” or “US$” are to the currency of the United States of America (the “U.S.” or “United States”), and references to “HK$” are to the currency of Hong Kong. References to the “Chinese government” are to the national government of China. References to “Hong Kong” or “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the PRC. References to “Macau” or “Macau SAR” are to the Macau Special Administrative Region of the PRC.
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
Solely for the convenience of the readers, this Annual Report contains conversions of certain Renminbi into U.S. dollars at the rate of US$1.00 = RMB6.3757, which was the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 31, 2021. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

GLOSSARY OF AIRLINE INDUSTRY TERMS
In this Annual Report, unless the context indicates otherwise, the following terms have the respective meanings set forth below.

Capacity

“available seat kilometers” or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

“available ton kilometers” or “ATK”	the tons of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown

Traffic

“revenue passenger kilometers” or “RPK”	i.e. passenger traffic volume, the number of passengers carried multiplied by the kilometers flown

“revenue ton kilometers” or “RTK”	i.e. total traffic volume, the load (passenger and cargo) in tons multiplied by the kilometers flown

“revenue ton kilometers-cargo” or “RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

“revenue ton kilometers-passenger”	the load for passenger in tons multiplied by the kilometers flown

“ton”	a metric ton, equivalent to 1,000 kilograms

Yield

“yield per RFTK”	revenue from cargo operations divided by RFTK

“yield per RPK”	revenue from passenger operations divided by RPK

“yield per RTK”	revenue from airline operations (passenger and cargo) divided by RTK

Cost

“operating cost per ATK”	operating expenses divided by ATK

Load Factors

“overall load factor”	RTK expressed as a percentage of ATK

“passenger load factor”	RPK expressed as a percentage of ASK

Utilization

“utilization rates”	flight hours that aircraft can service during specified time

Equipment

“expendables”	aircraft parts that are ordinarily used up and replaced with new parts

“rotables”	aircraft parts that are ordinarily repaired and reused

Others

“ADS”	American Depositary Share

“A Shares”	Shares issued by our Company to investors in the PRC for subscription in RMB, with par value of RMB1.00 each

“Board”	board of directors of the Company

“CAAC”	Civil Aviation Administration of China

“CAOSC”	China Aviation Oil Supplies Company

“CSAH”	China Southern Air Holding Company Limited

“CSRC”	China Securities Regulatory Commission

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Shares”	Shares issued by our Company, listed on The Stock Exchange of Hong Kong Limited and subscribed for and traded in Hong Kong dollars, with par value of RMB1.00 each

“Nan Lung”	Nan Lung Holding Limited (a wholly-owned subsidiary of CSAH)

“NDRC”	National Development and Reform Commission of China

“SAFE”	State Administration of Foreign Exchange of China

“Finance Company”	China Southern Airlines Group Finance Company Limited

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“SEC”	United States Securities and Exchange Commission

“SPVs”	special purpose vehicles exclusively set up by the Company and its subsidiaries for leased aircraft

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A.     SELECTED FINANCIAL DATA
The following tables present selected financial data for the five-year period ended December 31, 2021. The selected consolidated income statement data (other than ADS data) for the three-year period ended December 31, 2019, 2020 and 2021 and selected consolidated statement of financial position data as of December 31, 2020 and 2021 are derived from the audited consolidated financial statements of us, included elsewhere in this Annual Report. The selected consolidated income statement data (other than ADS data) for the years ended December 31, 2017 and 2018 and selected consolidated statement of financial position data as of December 31, 2017, 2018 and 2019 are derived from our audited consolidated financial statements that are not included in this Annual Report.
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

	Year ended December 31,
	2021 US$	2021 RMB	2020 RMB	2019 RMB	2018 RMB	2017 RMB
	(in million, except per share and per ADS data)
Consolidated Income Statement Data
Operating revenue	15,942	101,644	92,561	154,322	143,623	127,806
Operating expenses	(18,247)	(116,340)	(109,111)	(148,608)	(140,242)	(123,098)
Operating (loss)/profit	(1,557)	(9,929)	(11,864)	10,838	8,819	9,156
(Loss)/profit before income tax	(2,182)	(13,910)	(15,195)	4,055	4,364	8,874
(Loss)/profit for the year	(1,728)	(11,016)	(11,827)	3,084	3,364	6,898
(Loss)/profit attributable to:
Equity shareholders of our Company	(1,899)	(12,106)	(10,847)	2,640	2,895	5,961
Non-controlling interests	171	1,090	(980)	444	469	937
Basic and diluted (loss)/earnings per share	(0.12)	(0.75)	(0.77)	0.22	0.27	0.60
Basic and diluted (loss)/earnings per ADS (1)	(5.86)	(37.36)	(38.58)	10.76	13.50	30.03
Other Financial Data
Cash dividends declared per share	—	—	—	—	0.05	0.10

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

	As of December 31,
	2021 US$	2021 RMB	2020 RMB	2019 RMB	2018 RMB	2017 RMB
	(in million, except per share and per ADS data)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	3,365	21,456	25,419	1,849	6,928	6,826
Total current assets, excluding cash and cash equivalents	2,574	16,410	13,566	14,889	17,144	11,058
Property, plant and equipment, net	14,302	91,186	86,146	84,788	170,692	158,926
Right-of-use assets	21,714	138,439	151,065	153,211	—	—
Total assets	50,694	323,211	326,383	306,928	246,949	218,718
Current borrowings	9,083	57,913	40,099	37,543	38,741	27,568
Current portion of obligations under finance leases	—	—	—	—	9,555	8,341
Non-current borrowings	6,016	38,354	38,134	13,637	15,676	20,719
Obligations under finance leases, excluding current portion	—	—	—	—	62,666	59,583
Lease liabilities	16,116	102,749	121,213	134,074	—	—
Total equity	13,255	84,508	85,131	77,329	78,469	62,543
Number of shares (in million)	16,948	16,948	15,329	12,267	12,267	10,088

Selected Operating Data
The operating data and comparison below is calculated and disclosed in accordance with the statistical standards, which have been implemented by our Group since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2021	2020	2019	2018	2017
Capacity
ASK (million)	213,922	214,722	344,062	314,421	280,646
ATK (million)	33,518	33,892	46,434	42,728	38,332
Kilometers flown (thousand)	1,317,850	1,304,667	1,875,520	1,762,920	1,623,014
Hours flown (thousand)	2,110	2,077	2,951	2,773	2,567
Number of landing and take-offs	843,320	822,459	1,117,880	1,069,430	1,010,460
Traffic
RPK (million)	152,426	153,440	284,921	259,194	230,697
RTK (million)	21,209	20,805	32,625	30,334	27,321
Passengers carried (thousand)	98,505	96,856	151,632	139,885	126,299
Cargo and mail carried (tons)	1,141,950	1,460,825	1,763,560	1,732,280	1,672,162
Load Factors
Passenger load factor (RPK/ASK) (%)	71.3	71.5	82.8	82.4	82.2
Overall load factor (RTK/ATK) (%)	63.3	61.4	70.3	71.0	71.3
Yield
Yield per RPK (RMB)	0.49	0.46	0.49	0.49	0.49
Yield per RFTK (RMB)	2.58	2.27	1.27	1.33	1.30
Yield per RTK (RMB)	4.49	4.18	4.54	4.55	4.46
Fleet
- Boeing	469	469	467	460	407
- Airbus	391	383	375	354	321
- Others	18	15	20	26	26
Total aircraft in service at period end	878	867	862	840	754
Average daily utilization rate (hours per day)	6.96	7.02	9.96	9.73	9.79
B.     CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
Summary of Risk Factors
Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Relating to our Business

•
The outbreak and global spread of the
COVID-19
pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business.

•	We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADSs, H Shares and A Shares.

•	Any disruption of the provision of services by CSAH or its affiliates could affect our operations and financial condition.

•	Due to a high degree of operating leverage and high fixed costs, a decrease in our revenue could result in a disproportionately higher decrease in our profit.

•	The results of our operations are also significantly exposed to fluctuations in foreign exchange rates.

•	We have significant committed capital expenditures in the next three years, and may face challenges and difficulties in maintaining our liquidity.

•	Unfavorable economic conditions, in China and globally, could affect the demand for air travel.

•	Lack of adequate documentation for land use rights and ownership of buildings may subject us to challenges and claims by third parties.

•	Any discontinuity or disruption in the direct flight arrangement between Mainland China and Taiwan may negatively affect our results of operations.

•	The travel industry continues to face on-going security concerns and cost burdens.

•	We may suffer losses in the event of an accident involving our aircraft or the aircraft of any other airline.

•	The mandatory grounding of our Boeing 737 Max fleet may have a material adverse effect on our business, operating results and financial condition.

•	We are subject to stringent laws and contractual obligations related to data privacy and cybersecurity, and we may be exposed to risks related to our management of personal information and other data.

•
Evolving data security and cybersecurity requirements could increase our costs, and any significant data security incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition.

•	We may be unable to retain our senior management team or other key employees.

•	Our results of operations may be negatively impacted by any jet fuel shortages or any fluctuation in domestic prices for jet fuel.

•	Our profit for the year may suffer from unexpected volatility caused by any fluctuation in the level of fuel surcharges.
Risks Relating to the Chinese Commercial Aviation Industry

•	Our business is subject to extensive government regulations.

•	Our results of operations tend to be volatile and fluctuate due to seasonality.

•	Our operations may be adversely affected by insufficient aviation infrastructure in the Chinese commercial aviation industry.

•	We face increasingly intense competition in both domestic and international markets.

•	We expect to face substantial competition from alternative means of transportation, especially as a result of the rapid development of the Chinese rail network.

•	Limitations on foreign ownership of Chinese airlines may affect our access to funding in the international equity capital markets.

•
The commercial aviation industry is subject to risks associated with climate change, including the increasingly stringent environmental regulation to protest against emissions. Failure to comply with existing or future environmental regulations or to otherwise manage the risks of climate change effectively could have a material adverse effect on our business.

•	We may utilize fuel hedging arrangements which may result in losses.
Risks Relating to the PRC

•
We have significant exposure to foreign currency risk as part of our lease liabilities are denominated in foreign currencies. Due to rigid foreign exchange control by Chinese government, we may face difficulties in obtaining sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

•	Uncertainties with respect to the PRC legal system may cause significant uncertainties to our operations.

•
Any actions by the Chinese government may cause us to make material changes to our operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•	The enactment of the Holding Foreign Companies Accountable Act may result in enhanced disclosure requirements for us and our delisting from the NYSE and deregistration from the SEC.
Risks Relating to our Business
The outbreak and global spread of the
COVID-19
pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business.
An outbreak of a disease, a similar public health threat or a large-scale natural disaster that affects travel demand, travel behavior, or travel restrictions, could have a material adverse impact on our business, financial condition and operating results. Beginning from 2020, the outbreak and rapid spread of
COVID-19
in China and worldwide, the persistence of the resulting pandemic, as well as the measures governments and private parties implemented to stem the spread of this pandemic, have had, and will continue to have, a material adverse effect on the demand for air travel in China and worldwide and consequently on our business, results of operations and financial condition.

•	The demand in air travel has decreased and may remain depressed due to the COVID-19 pandemic and the measures taken by governments around the world to contain the pandemic.
Following the onset of the
COVID-19
pandemic in China in January 2020, the central and local governments of China implemented strict traveling restrictions, quarantines and advisories and “stay at home” orders which dissuaded or restricted air travel. During the first quarter and early second quarter of 2020, a significant number of employees in public and private sectors in China were instructed or advised to work from home and/or were otherwise dissuaded or restricted from air travel. Business conventions and conferences, concerts and similar entertainment events were cancelled, and many popular tourist destinations were closed. As a result, the demand for domestic air travel declined at a rapid pace in China, which is our primary market. Although, as of the date of this Annual Report, the travel and business restrictions imposed in China have largely been lifted, there has been an increasing number of Omicron variant cases in some regions, and the Chinese government has imposed restrictions in these regions. Such restrictions, or if the pandemic were to worsen, leading to restrictions being imposed in other regions, may continue to depress the demand in air travel in China.
In March 2020, the World Health Organization declared
COVID-19
as a global pandemic, and governments around the world started implementing various measures, including enhanced screenings, vaccination requirements, quarantine requirements, travel restrictions and border controls, in connection with the
COVID-19
pandemic. On March 26, 2020, the CAAC placed restrictions on international flights from and to China and limited the number of international routes and flights each airline in China could operate. Governments of many countries that are markets for our business placed similar restrictions, some of which are still effective as of the date of this Annual Report.
Due to these measures, the international travel demand reduced significantly from the second quarter of 2020 and remained depressed, which in turn had a significant adverse impact on our international route business. As a result of such reduced demand of domestic and international air travel, our revenues, results of operations and financial condition in both 2020 and 2021 were materially adversely affected.

The Group’s RTK for the year ended December 31, 2021 increased by 1.94% as compared to 2020. In 2021, total passenger capacity (measured by ASK) and RPK of the Company decreased by 0.37% and 0.66%, respectively, as compared to 2020. Passenger capacity and RPK for international routes decreased by 60.36% and 69%, respectively, as compared to 2020. Revenue per seat kilometer reduced.
As a result, the Company recorded a loss in the operating results for the year of 2021.

•	The mitigation measures we implemented or may consider in the future in response to the pandemic may have negative consequences with respect to our business and operations.
In response to the adverse changes in operational environment caused by the outbreak and duration of the
COVID-19
pandemic, we have taken steps to mitigate the effects on our business, which themselves may have negative consequences with respect to our business and operations. Beginning in 2020, we implemented various measures to adjust our operational capacity, which included negotiating with aircraft manufacturers to explore the possibility of postponing the delivery of new aircraft, seizing market opportunities to adopt various measures to increase passenger and freight revenue, strengthening our cost control and actively seeking policy support from the government. In addition, we intensified our efforts to fully implement precautionary measures, including conducting in-flight
checks of passengers’ body temperature and disinfection of aircraft, in accordance with rules and guidelines issued by relevant government authorities, in order to prevent the potential spread of
COVID-19
through flights, contact points and passengers. Those precautionary measures increased our operational cost. Furthermore, we have waived air travel booking change fees and cancellation fees chargeable to customers to a broad extent in accordance with government requirements, which have negatively affected our revenues. The mitigation and cost-saving measures that we implemented in 2020 and 2021, or may consider in the future, have not made up, and may not in the future make up for our revenue loss as a result of the decreased ticket sales due to the pandemic.

•	The overall situation of the pandemic remains fluid and it is difficult to predict the duration and development of the pandemic as well as other potential impact it may have on our business.
Since the second quarter of 2020, certain of the above-mentioned travel restrictions were eased in some places, especially in China. However, the ongoing pandemic, including resurgences of
COVID-19
in various regions and the appearance of new variants of the virus, has resulted, and may continue to result, in the reinstitution of the restrictions that were eased. During the reporting period, the pandemic has not been effectively controlled, and the pandemic has spread sporadically in many places of China. The demand for air travel has remained relatively low, and the recovery of the passenger transport market is sluggish. At this time, we are not able to predict the exact timing and pace of the recovery of the demand for air travel, as it is uncertain how long conditions related to the pandemic will persist, when effective vaccines will be broadly available and vaccination will be widespread globally, when travel advisories and restrictions will be completely lifted, what additional measures may be introduced by governments or private parties and what effect any such additional measures may have on air travel and our business. The overall situation remains fluid, and it is impossible to predict the timing of future material developments and whether they will occur in the near, medium or long term. Depending on the duration of the pandemic, such negative developments may occur over the entirety of the pandemic.

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
CSAH, an entity wholly-owned by the Chinese government, directly and indirectly held and exercised the rights of ownership of 64.20% of our equity stake as of April 22, 2022. The ownership interest of the Chinese government in us and in other Chinese airlines could conflict with the interests of the holders of the ADSs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry could also conflict with its indirect ownership interest in us. In addition, subject to the approval of our shareholder, we may accept further capital injections from CSAH through non-public
subscriptions from time to time to fulfill capital needs in our business operation or business development, which may dilute the stakes of other holders of ADSs, H Shares and A Shares. On June 18, 2021, CSAH fully converted the A Share convertible bonds held by it into A Shares. After this share conversion, CSAH’s interest in our Company, held directly or indirectly through Nan Lung, has been increased from 60.42% to 64.20%.
CSAH will continue to be our controlling shareholder, and our interests may conflict with those of CSAH. CSAH and certain of its affiliates will continue to provide certain important services to our Group. Any disruption of the provision of services by CSAH or its affiliates could affect our operations and financial condition.
CSAH will continue to be our controlling shareholder. CSAH and certain of its affiliates will continue to provide certain important services to us, including advertising services, property management services, leasing of properties and aircraft and financial services. The interests of CSAH may conflict with those of our Group. In addition, any disruption of the provision of services by CSAH’s affiliates or a default of CSAH on its obligations owed to our Group could affect our operations and financial condition. In particular, as part of our cash management system, subject to the approval of our independent shareholders (being shareholders other than CSAH or an affiliate of CSAH), we periodically place a certain amount of demand deposits with Finance Company, a PRC authorized financial institution controlled by CSAH. We have taken certain measures to monitor the fund flows between us and Finance Company and the placement of funds by Finance Company. Such monitoring measures may help to keep our deposits with Finance Company safe. In addition, we have received a letter of undertakings from CSAH dated March 31, 2009, in which, among other things, CSAH warranted that our deposits and loans with Finance Company were secure and that Finance Company would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with Finance Company’s business over which we do not have control. As of December 31, 2020 and 2021, we had deposits of RMB9,092 million and RMB12,621 million, respectively, with Finance Company.
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
As we have substantial liabilities denominated in foreign currencies, our results of operations are significantly affected by fluctuations in foreign exchange rates, particularly fluctuations in the Renminbi-U.S. dollar exchange rate. A net exchange gain of RMB 1,575 million was recorded in 2021, as compared with a net exchange gain of RMB3,485 million in 2020. The net exchange gain in 2021 was primarily attributable to the exchange difference arising from the translation of lease liabilities denominated in USD resulting from the appreciation of RMB against USD.

We have significant committed capital expenditures in the next three years, and may face challenges and difficulties in maintaining our liquidity.
We have, and will continue to have a substantial amount of debt, lease and other liabilities in the future. As of December 31, 2021, our current liabilities exceeded our current assets by RMB73,124 million. We generated net cash inflow from operating activities of RMB2,698 million and RMB7,688 million for the years ended December 31, 2020 and 2021, respectively. However, our substantial indebtedness and other liabilities may negatively impact our liquidity in the future. In addition, we have significant committed capital expenditures in the next three years, mainly due to aircraft acquisition. In 2021 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflow from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors, such as increased competition, significantly reduced demand for our services, or significantly increased jet fuel prices, our liquidity would be materially and adversely affected. Moreover, we may not be able to meet our debt obligations as they fall due and commit further capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.
As of December 31, 2021, we had committed banking facilities with several PRC commercial banks and other financial institute for providing loan financing up to approximately RMB295,683 million, of which approximately RMB204,051 million was unutilized. Our directors believe that sufficient financing will be available to our Group when needed. However there can be no assurance that such loan financing will be available on terms acceptable to our Group or at all
.
Further, our US dollar-denominated lease liabilities mainly bear interest at fluctuating interest rates, primarily based on the London interbank offered rate (LIBOR). LIBOR tends to fluctuate based on general short-term interest rates, rates set by the U.S. Federal Reserve and other central banks, the supply of and demand for credit in the London interbank market and general economic conditions. We have entered into interest rate swaps to mitigate our interest rate risk. We also had entered into cross currency swaps previously, which were all terminated in 2021. However, our interest expense for any particular period may still fluctuate based on LIBOR and other variable interest rates. To the extent the interest rates applicable to our floating rate debt significantly increase, our interest expense may increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected.
On July 27, 2017, the U.K. Financial Conduct Authority (the authority that regulates the process of establishing LIBOR), or FCA, announced that the sustainability of LIBOR cannot be guaranteed. The ICE Benchmark Administration (the current administrator of LIBOR), or IBA, announced on March 5, 2021 that it will permanently cease to publish most LIBOR settings beginning on January 1, 2022 and cease to publish the overnight, one-month, three-month, six-month and 12-month U.S. dollar LIBOR settings on July 1, 2023. Accordingly, the FCA has stated that it does not intend to persuade or compel banks to submit to LIBOR after such respective dates. Until such time, however, FCA panel banks have agreed to continue to support LIBOR.
Significant recommendations as to alternative rates and as to protocols have been advanced, and continue to be advanced, by various regulators and market participants, including the Alternative Reference Rates Committee of the United States Federal Reserve (“ARRC”), the International Swaps and Derivatives Association (“ISDA”), the FCA and the U.S. Congress, and legislative action by the State of New York, but there can be no assurance that the various recommendations or legislative action will be effective at preventing or mitigating disruption as a result of the transition. In particular, for U.S. dollar LIBOR, the ARRC has selected the Secured Overnight Financing Rate (“SOFR”) as its preferred replacement benchmark and has formally recommended, in limited cases, a term rate based on SOFR; both ARRC and ISDA have taken significant steps toward implementing various fallback provisions and protocols. However, the market transition away from LIBOR to alternative reference rates, including SOFR, is complex and could result in disruptions, among other things, due to differences between LIBOR (an unsecured forward-looking term rate) and alternative rates that are based on historical measures of overnight secured rates; due to failure of market participants to fully accept such alternative rates; or due to difficulties in amending legacy LIBOR contracts or implementing processes for determining new alternative rates.
SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions and is not the economic equivalent of U.S. dollar LIBOR. While SOFR is a secured rate, U.S. dollar LIBOR is an unsecured rate. And, while SOFR is currently only an overnight rate, U.S. dollar LIBOR is a forward-looking rate that represents interbank funding for a specified term. As a result, there can be no assurance that SOFR will perform in the same way as U.S. dollar LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For the same reasons, SOFR is not expected to be a comparable replacement for U.S. dollar LIBOR.
On August 16, 2019, the People’s Bank of China announced a plan to improve and reform the loan prime rate (LPR) mechanism, which requires banks to adopt interest rates based on the LPR for the newly issued loans from the date of the announcement. In December 2019, the People’s Bank of China issued another announcement which requires that, starting from March 1, 2020, financial institutions should negotiate with their clients who have outstanding floating interest rate loans to replace the existing interest rates of such loans which are based on the benchmark lending rates to interest rates based on the LPRs. Such negotiation and replacement is required to be completed before August 31, 2020. While the intention of such plan is to reduce borrowing costs by better reflecting market changes on interest rates, it is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the PRC, the United States or elsewhere. The discontinuance of LIBOR may result in uncertainty or differences in the calculation of the applicable interest rate or payment amount on certain assets or liabilities we hold whose value is tied to LIBOR, and adversely affect their value. Further, any uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could adversely affect the value of such assets or liabilities. See also the discussion of interest rate risk in Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk –“Interest Rate Risk.”

Unfavorable economic conditions, in China and globally, could affect the demand for air travel.
Our business and results of operations are affected by general factors affecting the industry that we operate in. Such general factors include, but are not limited to, China’s overall economic growth, changing government policies and the demand for air travel. In addition, the airline industry is highly cyclical, and the level of demand for air travel is affected by the global and domestic economic conditions. The Chinese economy has slowed in recent years compared to the previous decade, and this trend is likely to continue. In particular, the outbreak of the
COVID-19
pandemic in January 2020 and its continuing duration has adversely affected the economic conditions in China and globally and disrupted air travel. We expect such adverse impact to continue in 2022. See “Item 3. Key Information – Risk Factors – The outbreak and global spread of
COVID-19
and the persistence of the resulting pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business”. During periods of unfavorable or volatile economic conditions, demand for air travel can be impacted as business and leisure travelers choose not to travel, seek alternative forms of transportation for short trips or conduct business through videoconferencing. Long-term unfavorable economic conditions would reduce the demand of air travel and adversely affect our business, financial condition and results of operations. Chinese macroeconomic controls, such as financing adjustments, credit adjustments, taxation policies, price controls and exchange rate policies would also present unexpected changes to the aviation industry, which may in turn adversely affect our business, financial condition and results of operations.
The global macroeconomic environment is also facing challenges. The outbreak of
COVID-19
pandemic in 2020, which is still on going, has had an adverse impact on global economic growth. In 2021, the pandemic continued to evolve and spread, with a rapid increase in infections of the new variants including Omicron variant around the world including in China, which continued to affect the global economy. If the global macroeconomic environment worsens, or trade disputes and conflicts continue, the demand of international travel may decrease, and our operations and financial condition may be materially and adversely affected.
Furthermore, the exit of the United Kingdom, or UK, from the Europe Union, or EU, brings uncertainties to the regional economy of Europe and the airline businesses in UK and Europe. UK formally withdrew from the EU on January 31, 2020, and the transition period ended on December 31, 2020. On December 24, 2020, UK and EU agreed on the
EU-UK
Trade and Cooperation Agreement, or the TCA, which has been effective from January 1, 2021 and covers a broad range of subjects, including air transport and aviation safety. As of the date of this Annual Report, because the existing bilateral air service agreement between UK and China governing the traffic rights continues to apply, the implementation of the TCA had not had a material impact on our business, but the long term impact of the TCA remains unclear. We cannot guarantee that the exit of the UK from EU will not have a negative impact on our operations, financial condition and results of operations in the future.
Lack of adequate documentation for land use rights and ownership of buildings may subject us to challenges and claims by third parties.
Although China has established a system for registration and transfer of land use rights and real property related rights, some of those rights cannot be registered in such system due to historical reasons. We lease certain properties and buildings, which are located in Guangzhou, Wuhan, Haikou and other PRC cities from CSAH. However, CSAH lacks adequate documentation evidencing CSAH’s rights to such land and buildings, and, consequently, the lease agreements between CSAH and us for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable against a third party. Lack of adequate documentation for land use rights and ownership of buildings may subject us to challenges and claims by third parties with respect to our use of such land and buildings.

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
Any discontinuity or disruption in the direct flight arrangement between Mainland China and Taiwan may negatively affect our results of operations.
The restrictions on direct flights between Mainland China and Taiwan have been loosened since 2008, but there have been no further negotiations on the expansion of such arrangement between Mainland China and Taiwan since mid-2016.
We were the first Chinese carrier to operate
non-stop
flights between Mainland China and Taiwan and have benefited from the operation of such flights. However, given the cross-Strait flight arrangement is subject to the political relationship between Mainland China and Taiwan, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement or reduce the demand for air travel generally, and lead to a material adverse impact on our results of operations.
Furthermore, the travel restrictions and restrictions on regional flights issued by Mainland China and Taiwan to control the spread of the
COVID-19
pandemic also resulted in a decrease of the number of cross-Strait direct passenger flights per week, from 28 as of December 31, 2019 to seven as of December 31, 2020 and seven as of December 31, 2021. If the impact of the
COVID-19
pandemic continues, the direct flight arrangement between Mainland China and Taiwan could be materially and adversely affected.
Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could adversely affect us and the airline industry. The travel industry continues to face on-going
security concerns and cost burdens.
The aviation industry has been beset with high-profile terrorist attacks, most notably the terrorist attack on September 11, 2001 in the United States. Terrorist attacks could also affect the aviation industry in China. Airlines in China have experienced several incidents of terrorist attacks or threats. For example, on March 7, 2008, on a China Southern Airlines flight boarding in Urumqi, crew members discovered a terrorist suspect. On July 14, 2010, a passenger jet en route from Urumqi to Guangzhou was forced to make an emergency landing after receiving an anonymous call claiming there was a bomb on the aircraft. On June 29, 2012, there was an attempted hijacking on a passenger flight operated by Tianjin Airlines between Hotan and Urumqi in China’s Xinjiang region. CAAC has enhanced security measures to prevent potential threats of terrorist attacks. Terrorist attacks, even if not made on or targeted directly at the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings, travel restrictions, or selective cancellation or redirection of flights), could materially and adversely affect us and the aviation industry. Terrorist attacks may result in substantial flight disruption costs caused by grounding of fleet, a significant increase in security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and a significant decrease in traffic measured in revenue passenger kilometers. Additionally, increasingly strict security measures may cause inconvenience to passengers. These factors can have an uncertain impact on the development of the aviation industry and our business.
We may suffer losses in the event of an accident involving our aircraft or the aircraft of any other airline.
An accident involving an aircraft that we operate could expose us to additional repair or replacement expenses, temporary or permanent losses from the disruption of services and significant tort liabilities. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amounts of such coverage may not be adequate to fully cover the costs related to the accident or incident, which could result in a material adverse affect on our results of operations and financial condition. In addition, such an aircraft accident could create a public perception that our operations are not as safe or reliable as those of other airlines, which could harm our competitive position and cause a decrease in our operating revenue. Moreover, a major accident involving the aircraft of any of our competitors may adversely affect the public perception generally of the airline industry, reduce demand for air travel and/or lead to further regulation and costs imposed on the airline industry generally , which would adversely affect our results of operations and financial condition.

The mandatory grounding of our Boeing 737 Max fleet may have a material adverse effect on our business, operating results and financial condition.
On March 11, 2019, the CAAC issued the notice “CAAC Requesting Domestic Transportation Airlines to Suspend the Commercial Operation of the Boeing
737-8
Aircraft”, requiring domestic airlines to suspend the commercial operations of the Boeing
737-8
Aircraft, which is one of the models of Boeing 737 Max series aircraft. On March 13, 2019, the Federal Aviation Administration of the United States issued an emergency order prohibiting the operation of Boeing 737 Max series aircraft by U.S. certificated operators. By late March 2019, all 737 Max aircraft were grounded worldwide. As of December 31, 2021, we owned 34 Boeing 737 Max aircraft and had suspended their commercial operations in accordance with the requirements of the CAAC. As of the date of this Annual Report, the grounding of Boeing 737 Max fleet was lifted in several countries, including the U.S., EU, Canada, Brazil and Mexico. In December 2021, CAAC put forward instructions regarding the Boeing 737 Max aircraft that will help pave the way for the Boeing 737 Max’s return to service in China. We have incurred costs in connection with the grounding of our Boeing 737 Max fleet, as well as experienced delayed deliveries of 737 Max aircraft but the long-term operational and financial impact of this grounding is uncertain and could adversely affect our results of operations and financial condition depending on a number of factors, including, among others, the period of time of unavailability, the availability of replacement aircraft, to the extent needed, and the circumstances of any reintroduction of the grounded aircraft to service.
In 2021, based on further negotiation between two parties, Boeing Company agreed to provide considerations in connection with the disruption of our Boeing 737 Max fleet. However, as of the date of this Annual Report, it remains uncertain whether such considerations can be fully provided by Boeing Company. If we are not able to pass on the costs or recover the losses incurred in connection with the grounding of Boeing 737 Max fleet, our financial condition and our results of operations may be negatively affected.
We are subject to stringent laws and contractual obligations related to data privacy and cybersecurity, and we may be exposed to risks related to our management of personal information and other data.
The regulatory environment in China and elsewhere as it relates to the collection, use, transfer, and other processing of data, “important data,” and personal data and other types of information is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented a number of new laws and administrative measures that could impose significant obligations on us, adversely impact our operations or impede our ability to transfer or share information with foreign regulators and others inside and outside of China. For more information on such laws and measures, see “— Chinese Data Privacy and Cybersecurity Laws.”
We routinely receive, collect, store, process, transmit and maintain personal information along with other sensitive data. We may also receive, store, process, generate, control, or otherwise have access to “important data” in our businesses. As such, we are subject to the relevant PRC data security, cyber-security, and personal data protection privacy laws, regulations, and standards that apply to the collection, generation, use, retention, protection, disclosure, transfer and other processing of personal information and “important data”. Based on the size of our company, the industry sectors in which we operate, and the fact that we are also listed abroad, we expect to be subject to heightened scrutiny and obligations with regard to cybersecurity, data security, and the protection of personal information once all the relevant regulations and rules have been promulgated. We are also subject to contractual obligations regarding the processing of personal information. Legal requirements regarding data protection and privacy continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance.
Failure to comply with any of these laws could result in enforcement action against us, including investigations, civil, administrative, and criminal enforcement action, fines, administrative penalties, imprisonment of company officers and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

We have established procedures to protect the confidentiality of the personal information and “important data” we receive, store, process, generate, or otherwise have access to or control over. While we have adopted security policies and measures to protect our proprietary data, important data, and data subjects’ privacy, personal information or important information could be subject to leaks caused by hacking activities, human error, employee misconduct or negligence or system breakdown. We also cooperate with third parties including collaboration partners, airports, ground service agents, aviation sales agents and other third-party contractors and consultants for our operations.
Any leakage or abuse of personal data or important data by our third-party partners may be perceived by relevant regulators or the data subjects to have resulted from a failure by us. Furthermore, any change in applicable laws and regulations or the enforcement thereof could affect our ability to use data we process as part of our operations and subject us to liability for the use of such data for previously permitted purposes. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of information security that results in the unauthorized release or transfer of personally identifiable information, important data, or other data, could cause our customers or regulators to lose trust in us and could expose us to legal claims or other sanctions. See “- Evolving data security and privacy cybersecurity requirements could increase our costs, and any significant data security incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition.”
In addition to the restrictions on the ability of the PCAOB to conduct inspections of audit work performed in China including the work of our auditor (see “— Our investors in the U.S. who rely on our auditor’s audit reports currently do not have the benefit of PCAOB oversight”), the DSL and PIPL contain provisions restricting our ability to share personal, important, and other information with foreign regulatory or judicial authorities. These provisions could affect our ability to respond to requests or demands for information from such authorities, including the border control authorities of the country of destination, the SEC, or in judicial proceedings.
Evolving data security and cybersecurity requirements could increase our costs, and any significant data security incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition.
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
A significant cybersecurity incident could result in a range of potentially material negative consequences for us, including unauthorized access to, disclosure, modification, misuse, loss or destruction of company systems or data; theft of sensitive, regulated or confidential data, such as personal information, important data or our intellectual property; the loss of functionality of critical systems through ransomware, denial of service or other attacks; and business delays, service or system disruptions, damage to equipment and injury to persons or property. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect for long periods of time. The constantly changing nature of the threats means that we may not be able to prevent all data security breaches or misuse of data. Similarly, we depend on the ability of our key commercial partners, including our regional carriers, distribution partners and technology vendors, to conduct their businesses in a manner that complies with applicable security standards and assures their ability to perform on a timely basis.
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
U.S. Holders will be subject to adverse tax consequences if we are considered to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes
Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. We believe that we were not a PFIC for the taxable year 2021. However, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC, and no assurances can be given that we will not become a PFIC at some point in the future. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules.
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
We may be unable to retain our senior management team or other key employees.
We are dependent to a large extent on the experience and industry knowledge of our senior management team and other key employees and we cannot assure that we will be able to retain them. As of the date of this Annual Report, we do not carry key personnel insurance for any of these personnel.
We compete to attract and retain these key personnel with other airlines, some of which may offer better compensation arrangements. Furthermore, the negative impact of
COVID-19
pandemic on the airline industry has made it more challenging for us to compete to attract and retain these key personnel with companies in other industries. Although we have not had difficulty in attracting and retaining qualified key personnel in the past
,
we cannot guarantee that this will continue to be the case. Any inability to attract and retain talented and highly qualified senior management team or other key employees, could have a negative impact on us.

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
Domestic price for jet fuel has experienced fluctuations in the past few years and may continue to fluctuate in the future due to various factors. In 2021, due to the recovery of the economy, there was increasing demand for international crude oil while the growth of supply was restricted by the limited capacity of the production and transportation. As a result, international crude oil prices surged throughout the year with fluctuations. In 2021, our jet fuel cost accounted for 55.97% of our flight operation expenses.
Therefore, any fluctuation in the fuel price may affect our financial performance due to our sensitivity to fuel prices. For more information on jet fuel prices, please see “Item 4. Information on the Company—Business Overview—Jet Fuel” section below for further discussion.
In 2021, a reasonable possible increase or decrease of 10% in average jet fuel prices with the volume of fuel consumed and all other variables held constant, would have increased or decreased our annual fuel costs by approximately RMB2,551 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

Our profit for the year may suffer from unexpected volatility caused by any fluctuation in the level of fuel surcharges.
The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demands as well as our ability to generate profits. On January 14, 2009, the NDRC and the CAAC jointly announced that the collection of passenger fuel surcharges for domestic routes should be suspended from January 15, 2009 and onwards. Subsequently, in response to the increase in international fuel prices, the NDRC and CAAC issued a notice on November 11, 2009 to introduce a new pricing mechanism of fuel surcharges that linked it with airlines’ jet fuel costs, which was further adjusted subsequently. On October 14, 2011, the NDRC and the CAAC issued a notice to adjust such pricing mechanism. As a result of this adjustment, the maximum rates for fuel surcharges can be adjusted according to the pricing mechanism of fuel surcharges, if the aggregated change in jet fuel costs exceeds RMB250 per ton. Due to the decrease in the jet fuel cost, the fuel surcharges were suspended since February 5, 2015. In March 2015, the NDRC and the CAAC issued the “Notice on Adjusting the Base Oil Price of the Passenger Transportation Fuel Addition and Aviation Kerosene Price Linkage Mechanism of Civil Aviation Domestic Routes”, pursuant to which, when the domestic aviation kerosene comprehensive procurement cost exceeds RMB5,000 per ton, an air transport enterprise can collect fuel surcharge according to the linkage mechanism. In accordance with the above regulations, we adjusted the fuel surcharges for domestic routes from June 5, 2018 (the date of issue), and, as a result, each passenger was charged RMB10 for domestic flight segments (including domestic segments of international routes) under 800 kilometers, 800 kilometers and above 800 kilometers. The fuel surcharges for domestic routes were suspended after January 5, 2019. We adjusted the fuel surcharges for domestic routes from November 5, 2021 (the date of issue), and, as a result, each passenger was charged RMB10 for domestic flight segments (including domestic segments of international routes) under 800 kilometers and 800 kilometers, and RMB20 for domestic flight segments (including domestic segments of international routes) above 800 kilometers. We cannot guarantee that fuel surcharges will not be adjusted further in the future or adjusted in our favor. If fuel surcharges are not adjusted in correspondence to the increase in jet fuel costs, our profit for the year may be materially adversely affected.
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
The aviation industry is characterized by annual high and low travel seasons. Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second half of the year than in the first half of the year due to the greater demand for air travel during the summer months, although such difference has become less notable since 2020 as the traditional seasonal travel pattern were affected by the
COVID-19
pandemic. As a result, our results tend to be volatile and subject to rapid and unexpected change.
Our operations may be adversely affected by insufficient aviation infrastructure in the Chinese commercial aviation industry.
The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese commercial aviation industry, including China’s air traffic control system, the availability of qualified flight personnel and airport facilities. Airlines, such as our Company, which have route networks that emphasize short- to medium-haul routes, are generally more affected by insufficient aviation infrastructure in terms of on-time
performance and high operating costs due to fuel inefficiencies resulting from the relatively short segments flown, as well as the relatively high proportion of time on the ground during turnaround. All of these factors may adversely affect the perception of the service provided by an airline and, consequently, the airline’s operating results. In recent years, the CAAC placed increasing emphasis on the safety of Chinese airline operations and implemented measures aimed at improving the safety record of the industry. Our ability to increase utilization rates and to provide safe and efficient air transportation in the future will depend in part on factors such as the improvement of national air traffic control, navigation systems and ground control operations at Chinese airports, which are beyond our control.

In 2020, the Company completed the move of all flights in our previous Beijing hub, Beijing Capital International Airport, or Beijing Airport, to Beijing Daxing International Airport, or Daxing Airport. Because Daxing Airport is farther from the urban area of Beijing than Beijing Airport and a longer commute time is therefore required between the airport and the city, we had to implement certain promotion activities, including but not limited to lowering ticket prices and distributing discount coupons for ground transportation, to attract passengers to take our flights from the Daxing Airport. We expect to continue implementing such promotion activities for an extended period of time. These measures may have an adverse effect on our operating revenue and profits if we have to continue offering lower prices in the future.
We face increasingly intense competition in both domestic and international markets, which may materially and adversely affect our business.
Competition has become increasingly intense in recent years in our domestic market, due to a relaxation of certain regulations by the CAAC and increase in the capacity, routes and flights of Chinese airlines, as well as other factors. Beginning from 2020, the
COVID-19
pandemic has intensified such competition in the domestic market as a significant amount of international routes capacity was transferred to domestic routes and led to an imbalance in the supply-demand in the domestic market.
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
In addition, our business is relatively more focused on the domestic market compared to some of our major Chinese competitors, such as Air China Limited, or Air China, and China Eastern Airlines. During the reporting period, as the
COVID-19
pandemic has been better contained in China than in other countries worldwide, our competitiveness among major Chinese airlines has not been significantly impacted due to the pandemic, as compared to those airlines with greater international operations. Since early 2022, there has been an increasing number of Omicron variant cases in some regions in China, and the Chinese government has imposed restrictions in these regions. Therefore, we cannot assure that we will be able to maintain such competitive and advantage in the future, and our business may be subject to more adverse effects as compared to our competitors, and subsequently our competitiveness may be adversely affected.
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
The PRC government is aggressively expanding its high speed rail network. The mileage of new railway lines put into operation in 2021 reached about 4,208 kilometers. As of December 31, 2021, China’s railway traffic mileage reached over 150,000 kilometers, of which over 40,000 kilometers were covered by high-speed railway, ranking first around the world in terms of total high-speed railway traffic mileage. According to the latest development goal of China Railway, China’s railway traffic mileage will reach 200,000 kilometers by 2035, of which 70,000 kilometers will be covered by high-speed railway. The operating results of our air routes that are overlapping with the high-speed railway corridors (especially air routes with a distance of less than 800 kilometers) have been adversely affected, and we expect the continued development of the high speed rail network will continue to adversely affect our operating results in the future.
Limitations on foreign ownership of Chinese airlines may affect our access to funding in the international equity capital markets.
The current Chinese government policies limit foreign ownership of Chinese airlines. Under these policies, non-PRC,
Hong Kong, Macau, Taiwan residents can only hold up to 49% of equity interest in a Chinese airline. As of April 22, 2022, we estimate that no more than 50.75% of our total outstanding ordinary shares were held by non-PRC,
Hong Kong, Macau and Taiwan residents. Through The Provisions on Domestic Investment in Civil Aviation Industry, effective on January 19, 2018, the Chinese government has loosened restrictions on state ownership of our total outstanding ordinary shares, which allows the percentage of state-owned shares to be under 50%. However, for so long as the limitation on foreign ownership is in force, we will have limited access to funding in the international equity capital markets.

The commercial aviation industry is subject to risks associated with climate change, including the increasingly stringent environmental regulation to protest against emissions. Failure to comply with existing or future environmental regulations or to otherwise manage the risks of climate change effectively could have a material adverse effect on our business.
As the climate change challenges remain a key focus area globally, the environmental regulation development and implementation have been constantly evolving and changing over the past decade. Our operations are subject to extensive and increasingly stringent national, local and international laws governing environment protection. Compliance with existing and future environmental laws and regulations could increase our operational costs, and violations of such laws and regulations could result in significant fines and penalties as well as reputational harm. Such regulation could also result in tax, regulatory or permitting requirements from multiple jurisdictions for the same operations and costs for the aviation industry, including us. In addition to direct costs, such regulation may increase fuel costs passed through from fuel suppliers regulated by any such regulations. For more details, see “Item 4. Information on the Company – Business overview – Regulation – Environment”.
For example, the European Emissions Trading Scheme may increase our operational cost. Starting on January 1, 2012, the aviation sector has been included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade
system for reduction of greenhouse gas emissions. Airline operators in the EU has received tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge
emission permits from the EU, it will have to buy around EUR10 million (RMB100 million) worth of CO2 emissions allowances from other greener industries. Pursuant to this policy, Chinese airlines having flight points in Europe undertake the same carbon emission reductions obligation as the European local airlines, which will result in a significant increase in the operating cost of Chinese airlines in Europe, including our Company, and further have an adverse impact on the results of operations and financial condition. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state
airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant Chinese government authorities, the major airlines are prohibited from joining
EU-ETS
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
On year 2019-2020 compliance cycle, our Company had been in compliance with the requirements of relevant PRC laws and the ETS. In 2021, we also participated in the UK ETS in addition to the EU ETS. The compliance work for the year of 2021 are ongoing and will be carried out pursuant to relevant requirements. During the reporting period, the Company continued to put efforts into environmental protection. For more details, see “Item 4. Information on the Company – Business Overview – Environment”. However, there can be no assurance that the ETS will not have negative impact on our financial condition and result of operations.
While the specific nature of future actions relate to climate change is hard to predict, it is likely that they could impose significant additional costs on our operations and affect our business.
We may utilize fuel hedging arrangements which may result in losses.
We may hedge a portion of our future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. We entered into fuel hedging contracts in March and April 2020, and we have not entered into any fuel hedging transactions since the fourth quarter of 2020. These hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in
price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, while we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs.
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
Uncertainties with respect to the PRC legal system may cause significant uncertainties to our operations.
Our Company and our major subsidiaries are organized under the laws of China. The Chinese legal system is based on written statutes and is a system, unlike common law systems, in which decided legal cases have little precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investments, commerce, taxation and trade. As these laws, regulations and legal requirements are relatively recent and the PRC legal system continues to evolve quickly, these laws, regulations and legal requirements, like other laws, regulations and legal requirements in China (including with respect to the commercial aviation industry), can change quickly and their interpretation and enforcement involve significant uncertainties.
Any actions by the Chinese government, including any decision to influence our operations or to exert more oversight and control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
The Chinese government has exercised and continues to exercise significant oversight and regulation over almost every sector of the Chinese economy, including the commercial aviation industry, and has discretion over many aspects in which it exercises such authority. Our operations are subject to various regulatory requirements. The Chinese government, including various political and regulatory entities, may also impose new and stricter regulations or impose new interpretations of existing regulations and take other actions that may influence our operations. These government actions, including changes in laws and regulations, particularly those relating to aviation, overseas listing, taxation, land use rights, foreign investment limitations, may result in a material change in our operations and the value of our securities. See also Item 5. “- Key Factors Affecting Results of Operations—Political and economic conditions and regulations”.
On December 24, 2021, the CSRC published and proposed tightening rules governing Chinese companies listing abroad, which require an offshore IPO application to be filed with the CSRC. The proposed rules reflect the continued efforts and plan of the Chinese government to scrutinize and exert more oversight and control over capital market activities including offshore listings. We believe that we are currently not required to file with or obtain permissions from the CSRC to maintain our listing in U.S., but the CSRC or any other PRC regulatory authorities may issue any laws or rules that would require us to file with or obtain approvals from the CSRC or other governmental agencies, and may also take actions imposing restrictions on our continued listing in the U.S. Any such actions could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities, including the ADSs, to significantly decline or be worthless.

The enactment of the Holding Foreign Companies Accountable Act may result in enhanced disclosure requirements for us and our delisting from the NYSE and deregistration from the SEC.
On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was signed into law. The HFCAA requires the SEC to identify each issuer trading on U.S. exchanges that has retained a registered public accounting firm to issue an audit report where the firm has a branch or office located in a foreign jurisdiction, and the Public Company Accounting Oversight Board, or the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Registrants so identified, or Commission-Identified Issuers, are required to submit documentation to the SEC that establishes that they are not owned or controlled by a governmental entity in that foreign jurisdiction. In addition, if the registrant is determined to be a Commission-Identified Issuer for three consecutive
“non-inspection”
years, it will be delisted from U.S. exchanges and its securities will be prohibited from trading in the United States. Commission-Identified Issuers that are foreign issuers will also be subject to enhanced disclosure requirements, including disclosure on government ownership or control of the issuer, the name of each official of the Chinese Communist Party who is a member of the issuer’s board of directors, and whether the issuer’s articles of incorporation contain any charter of the Chinese Communist Party.
On March 24, 2021, the SEC adopted interim final amendments to implement the disclosure and submission requirements of the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize its rules implementing the HFCAA.
On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter
if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act, however, includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. If either bill was signed into law, it would decrease the number of non-inspection
years from three years to two, thus reducing the time period before the securities of a Commission-Identified Issuer may be delisted or prohibited from trading.
On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions (“PCAOB-Identified Firm”). Under the final amendments, the SEC will begin to identify Commission-Identified Issuers shortly after registrants begin filing annual reports for 2021 by evaluating whether the annual report contains an audit report signed by a PCAOB-Identified Firm. As of the date of this Annual Report, the SEC has identified many companies that recently had filed their annual reports for 2021 as a Commission-Identified Issuer.
Our auditor is an independent registered public accounting firm with the PCAOB that is headquarted in mainland China, and is therefore a PCAOB-Identified Firm. As of the date of this Annual Report, the SEC has not identified us, but we expect that we will be identified soon after we file this annual report as our auditor is a PCAOB-Identified Firm. If we have been identified by the SEC as a Commission-Identified Issuer, we will be required to comply with the submission and disclosure requirements in the annual report for each year in which we are identified. If the SEC determines that we have three consecutive non-inspection
years, or two consecutive
non-inspection
years if the Accelerating Holding Foreign Companies Accountable Act or the America Competes Act of 2022 has been enacted, the SEC will issue order to prohibit the trading of our ADSs on any U.S. stock exchange or over-the-counter
market. As a result, investors may lose the ability to trade in our ADSs and the value of ADSs held by investors may be significantly affected.

The enactment of the HFCAA, the implementation rules issued by the SEC and any additional rules may have a material adverse impact on the share trading performance of China-based issuers listed in the United States, including causing investor uncertainty for affected issuers, including us, and affecting the market price of our ADSs. In addition, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. We are likely to be identified by the SEC as a Commission-Identified Issuer and, if so, we will be subject to enhanced disclosure requirements. If we are unable to meet the PCAOB inspection requirement for three consecutive years, or two consecutive years if the Accelerating Holding Foreign Companies Accountable Act or the America Competes Act of 2022 is enacted, we may face delisting from the NYSE and deregistration form the SEC.
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
Although Chinese company law provides that shareholders of a Chinese company may, under certain circumstances, sue the company’s directors, supervisors and senior management in the interests of the company, limited detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally uncommon in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of the interests of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H Shares, may not be varied without a resolution approved by holders of shares in the affected class holding no less than two-thirds
of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely need to be resolved by arbitration. See “—Holders of H Shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A Shares only through arbitration in Hong Kong or China”.
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
Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB, however, is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work is located in China. Accordingly, our independent registered public accounting firm’s audit of our operations in China is not subject to the PCAOB inspection.
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
CSAH was restructured in 1994 and 1995 in anticipation of our initial public offering. The restructuring was effected through the establishment of our Company and the execution of the De-merger Agreement on March 25, 1995 by and between CSAH and our Company. Upon the restructuring, our Company assumed substantially the entire airline and airline-related businesses, assets and liabilities of CSAH, and CSAH retained its non-airline-related
businesses, assets and liabilities. All interests, rights, duties and obligations of CSAH, whenever created or accrued, were divided between our Company and CSAH based on the businesses, assets and liabilities assumed by each of them under the De-merger Agreement. Under the De-merger Agreement, CSAH agreed not to conduct, participate or hold any interest in, either directly or indirectly, any business, activity or entity in or outside China that competes or is likely to compete with the commercial interests of our Company, although CSAH may continue to hold and control its affiliates existing on the date of the
De-merger
Agreement and may continue to operate the businesses of such affiliates. Under the De-merger Agreement, CSAH and our Company also agreed to indemnify each other against any losses, claims, damage, debts or expenses arising out of or in connection with the restructuring. As of the date of this Annual Report, no indemnity has been provided by either CSAH or us.
In July 1997, we completed a private placement of 32,200,000 H Shares to certain limited partnership investment funds affiliated with Goldman Sachs & Co. and an initial public offering of 1,141,978,000 H Shares, par value RMB1.00 per share, and the listing of the H Shares on the Hong Kong Stock Exchange and ADSs representing H Shares on the New York Stock Exchange. Prior to the private placement and the initial public offering, all of our issued and outstanding shares of capital stock, consisting of 2,200,000,000 non-tradable
domestic shares (“Domestic Shares”), par value RMB1.00 per share, were owned by CSAH, which owned and exercised, on behalf of the Chinese government and under the supervision of the CAAC, the rights of ownership of such Domestic Shares. After giving effect to the private placement and the initial public offering, CSAH maintained its ownership of the 2,200,000,000 Domestic Shares (representing approximately 65.2% of the then total share capital of our Company), and became entitled to elect all the directors of our Company and to control the management and policies of our Group. The Domestic Shares and H Shares are both ordinary shares of our Company.
In July 2003, we issued 1,000,000,000 A Shares, par value of RMB1.00 per share, and listed these shares on the Shanghai Stock Exchange. Subsequent to the issuance of the A Shares, the shareholding of CSAH in our Company was reduced from 65.2% to 50.30%.
Share Reform Scheme
Pursuant to relevant PRC laws, we launched the share reform scheme in May 2007, whereby all the 2,200,000,000 non-tradable
Domestic Shares held by CSAH were converted into tradable A Shares. Upon the completion of such scheme on June 20, 2008, all the non-tradable
Domestic Shares have been successfully converted into tradable A Shares.

Bonus Shares Issuance by Conversion of Share Premium
On June 25, 2008, our shareholders approved the issuance of bonus shares by way of conversion of the share premium, and on August 14, 2008, the Ministry of Commerce approved the bonus share issuance. The issuance was effected by conversion of share premium on the basis of five new shares, credited as fully paid, for every ten existing shares. Upon the completion of the bonus share issuance of 2,187,089,000 shares, as of December 31, 2007, the number of paid up shares increased from 4,374,178,000 shares to 6,561,267,000 shares.
Aircraft Acquisitions
On April 26, 2017, we entered into an aircraft acquisition agreement with Airbus S.A.S to purchase 20
A350-900
series aircraft. The catalogue price of one A350 series aircraft is approximately US$299 million. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. Six
A350-900
series aircraft were delivered to us in 2019 and two
A350-900
series aircraft were delivered to our Company in 2020. In 2021, four
A350-900
series aircraft were delivered to us. The remaining 8
A350-900
aircraft were scheduled to be delivered to our Company during the period from 2022 to 2023.
On October 20, 2017, we entered into an aircraft acquisition agreement with Boeing to purchase eight B777-300ER and 30
B737-8
series aircraft. The catalogue price of each B777-300ER series aircraft and each
B737-8
series aircraft is approximately US$318 million and US$104 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The aircraft were scheduled to be delivered in stages to our Company during the period from 2019 to 2020. On February 28, 2019, we entered into a supplemental Boeing aircraft acquisition agreement with Boeing to amend the terms of the aforesaid aircraft acquisition agreement to change the two B777-300ER aircraft originally agreed to be acquired by our Company to two B777F aircraft. These two B777F aircraft were delivered to us on schedule in 2020. None of Boeing
737-8
series aircraft was delivered to our Company from 2019 and 2021. As of the date of this Annual Report, the delivery schedule of the remaining Boeing
737-8
series aircraft had not been determined.
On March 21, 2018, Xiamen Airlines entered into a Boeing Aircraft Acquisition Agreement with Boeing to purchase the 20
B737-8
aircraft and ten
B737-10
aircraft. The catalogue price of each
B737-8
series aircraft and
B737-10
series aircraft is approximately US$104 million and US$116 million, respectively. The aggregate consideration for the acquisition will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The aircraft were scheduled to be delivered in stages to Xiamen Airlines during the period from 2019 to 2022. One Boeing
737-8
was delivered to Xiamen Airlines in 2019 but no Boeing
737-8
series aircraft was delivered to Xiamen Airlines in 2020 and 2021. As of the date of this Annual Report, the delivery schedule of the remaining Boeing 737 series aircraft had not been determined.
On August 30, 2019, we entered into an aircraft acquisition agreement with Commercial Aircraft Corporation of China Limited (“Comac”), pursuant to which we agreed to purchase 35
ARJ21-700
aircraft. The catalogue price of each
ARJ21-700
aircraft is approximately US$38 million. The aggregate consideration for this acquisition will be partially funded by financing arrangements with banks or other institutions. Three
ARJ21-700
aircraft were delivered in stages to our Company in 2020 and six
ARJ21-700
aircraft were delivered in stages to our Company in 2021.The remaining 26
ARJ21-700
aircraft were scheduled to be delivered to our Company during the period from 2022 to 2024.
During the reporting period, our Group introduced 22 aircraft (including two operating leased aircraft, three financing leased aircraft and 17 self-purchased aircraft), and disposed 11 aircraft (including two B737 series aircraft, one A320 series aircraft, three EMB190 aircraft and five A330 aircraft). As of the end of the reporting period, the fleet size of our Group reached 878 aircraft, an increase of 11 aircraft compared to the end of 2020.
We had also entered into a few other aircraft acquisition agreements prior to 2017 and the delivery schedule of the certain aircraft has not been determined. For more details on our previous aircraft acquisitions, please refer to the same section in the Annual Report for the fiscal year ended December 31, 2020 on the Form
20-F
filed with the Securities and Exchange Commission on April 28, 2021.

Capital Expenditure
Our capital expenditures were RMB21,760 million, RMB22,396 million and RMB45,973 million in 2021, 2020 and 2019, respectively. Of such capital expenditures in 2021, RMB4,623 million was financed by leases, RMB8,722 million was financed by bank borrowings, and RMB8,029 million was financed by proceeds from issuance of shares and convertible bonds, while the remaining RMB386 million was financed by internal resources. The capital expenditures were primarily incurred as a result of additional investments in aircraft and flight equipment under our fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations. As of December 31, 2021, we had total capital commitments for aircraft, engines and related equipment of approximately RMB54,662 million.
Non-Public
Subscriptions
For detailed information about our
non-public
subscriptions, please refer to “Item 7—Related Party Transactions –
Non-Public
Subscriptions”.
B. BUSINESS OVERVIEW
General
We provide commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on the statistics of the CAAC, we are one of the largest Chinese airlines and, as of December 31, 2021, we ranked first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet.
During the three years ended December 31, 2021, our RPKs changed from 284,921 million in 2019 to 153,440 million in 2020 and 152,426 million in 2021, while our capacity, measured in terms of ASKs, changed from 344,062 million in 2019 to 214,722 million in 2020 and 213,926 million in 2021. In 2021, our Group carried 98.50 million passengers and had passenger revenue of RMB75,392 million (approximately US$11,825 million).
We conduct a portion of our airline operations through our airline subsidiaries, namely Xiamen Airlines, Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”), Chongqing Airlines Company Limited (“Chongqing Airlines”) China Southern Airlines Henan Airlines Company Limited (“Henan Airlines”), (collectively, the “Airline Subsidiaries”), all incorporated in China. In 2021, the Airline Subsidiaries carried 40.84 million passengers and had passenger revenue of RMB27,697 million (approximately US$4,344 million) and accounted for 41.46% and 36.70% of our passengers carried and passenger revenue, respectively.
We also provide air cargo and mail services. In 2020 and 2021, in response to the increased demand of freight following the outbreak of the
COVID-19
pandemic and to seize the opportunity to increase cargo and mail revenue, we improved the utilization rate of freighters and organized flights by freighters converted from passenger aircraft. Our cargo and mail revenue increased by 71.53% as compared to 2019 to RMB16,493 million in 2020, and further increased by 20.58% as compared to 2020 to RMB19,887 million (approximately US$3,119 million) in 2021. Our airline operations, as well as air cargo and mail services, are fully integrated with our airline-related businesses, including aircraft maintenance, ground services and air catering operations.
Our operations primarily focus on the domestic market. In addition, we also operate regional routes and international flights. As of December 31, 2021, we operated 1,401 routes, of which 1,303 were domestic, 90 were international and 8 were regional. We operate the most extensive domestic route network among all Chinese airlines. Our route network covers commercial centers and rapidly developing economic regions in Mainland China. Our regional operations include flights between destinations in Mainland China, Hong Kong, Macau and Taiwan. Our international operations include scheduled services to cities in Australia, Bangladesh, Cambodia, Canada, Dutch, France, Indonesia, Japan, Kenya, Malaysia, Myanmar, Nepal, New Zealand, Pakistan, Philippines, Singapore, South Korea, Thailand, United States of American (USA), and Vietnam
.

We have striven to build the
“Guangzhou-Beijing
Dual Hub” to establish a new profit model and development mode, and gradually to develop a network-based airline. In 2019, we commenced the operation of CSA base simultaneously with the opening of Beijing Daxing International Airport, and successfully completed the first flight to/from Beijing Daxing and the transition of the first 13 routes in 2019. In 2020, we cultivated in the Guangdong-Hong Kong-Macao Greater Bay Area and endeavored to build the Guangzhou hub into a model international aviation hub co-constructed
with the province and city. Presently, we have over 50% of the market share in Guangzhou. Our Guangzhou hub has formed its route network featured with Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North America, Middle East and Africa covered. At the same time, we have completed the relocation of all flights in Beijing Airport to Beijing Daxing Airport, with utilized time slots accounting for 45%, becoming the largest main base airline in Beijing Daxing Airport, thus providing favorable conditions and resources for the development of our new Beijing hub. By comprehensively advancing the strategic layout of the “dual hubs”, we have further improved our institutional mechanisms and supporting resources to form a new development layout of CSA with Guangzhou Hub in the south and Beijing Hub in the north. In 2021, we further advanced the hub network strategy, and accelerated the construction of two comprehensive international hubs in Guangzhou and Beijing. We continued to establish the
Guangzhou-Shenzhen
integrated hub, developed in the Greater Bay Area market, and further enhanced flight time slot coverage for the Greater Bay Area market; we continued the high quality development of Beijing hub, constructed the Daxing express route, developed 6 express routes including the
Guangzhou-Shenzhen-Chengdu
route and enhanced the operating quality of Daxing Airport.
Our corporate headquarters and principal base of operations are located in Guangzhou, the capital of Guangdong Province and the largest city in southern China. Located in the rapidly developing Pearl River Delta region, Guangzhou is also the transportation hub of southern China and one of China’s major gateway cities. Guangzhou’s significance has increased as the transportation infrastructure of Guangdong Province has developed through the construction and development of expressways, an extensive rail network and the port cities of Guangzhou, Shenzhen, Zhanjiang, Zhuhai and Shantou. In 2021, the Company continued the construction integrating the Guangdong-Hong Kong-Macao Greater Bay Area, which drove the flow of people, logistics, information and capital in Guangdong Province and the entire Guangdong-Hong Kong-Macao Greater Bay Area, and enhanced the connectivity between the Guangdong-Hong Kong-Macao Greater Bay Area city cluster and major global city clusters.
As of December 31, 2021, we had a fleet of 878 aircraft, consisting primarily of Boeing 737, 747, 777, 787 series, Airbus 320, 330, 350, 380 series, EMB 190 series, ARJ 21 series, etc. The average age of our registered aircraft was 8.0 years as of December 31, 2021.
Impact of the
COVID-19
Pandemic
The widespread and persistent impact of
COVID-19
pandemic and the related travel restrictions and social distancing measures implemented throughout the world have significantly reduced demand for air travel. After initially impacting our business in domestic market significantly beginning in January 2020, the spread of the virus resulted in a global pandemic and has significantly affected our entire route network since March 2020. As a result, our business and results of operations in 2020 and 2021 were materially adversely affected.
In response to the pandemic, we discharged the responsibilities for pandemic prevention and control and took numerous steps to ensure the safety of our customers and employees, while at the same time seeking to mitigate the impact on our business and results of operations and to position our business for recovery, including:

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

•
Making adjustments to our operational capacity by temporarily suspending or reducing the number of flights of certain routes, including those routes to and from high risk countries, exploring with our partners and suppliers the possibility of postponing the delivery of new aircraft, and seizing market opportunities to increase freight revenue; and

•
Strengthening our cost control by encouraging employees to take voluntary leave with reduced pay during the initial period of the pandemic when our capacity was significantly reduced, and carrying out lean cost control management including implementation of cost-reduction and efficiency-enhancement measures and strict control of the cost of jet fuel and landing fees.

During the reporting period, we implemented the responsibilities for pandemic prevention and control, and continued to improve the pandemic prevention and control working mechanism. With reference to the national pandemic prevention and control policies, we updated and improved the Company’s pandemic prevention system and measures in a timely manner; we put a premium on the prevention of imported pandemic from overseas, advanced the pandemic prevention check points, adopted the pandemic prevention management and control measures for inbound tourists and formulated guidelines for the whole-process pandemic prevention for international flight crew; we actively coordinated with national pandemic prevention and control measures, and promoted full coverage of vaccination and 100% completion of booster injection for international flight crew and personnel in high-risk positions. During the reporting period, we protected and quarantined approximately 50,000 crew members, organized the pandemic prevention training to all staff and carried out more than 1.90 million nucleic acid tests. The Company’s special flights for
COVID-19
vaccine transported more than 130 million doses of
COVID-19
vaccines within and across the borders.
Route Network
Overview
We operate the most extensive route network among all Chinese airlines. As of December 31, 2021, we operated 1,401 routes consisting of 1,303 domestic routes, 8 regional routes and 90 international routes.
We continually evaluate our network of domestic, regional and international routes in light of our operating profitability and efficiency. We seek to coordinate flight schedules with the Airline Subsidiaries on shared routes to maximize load factors and utilization rates. The operation of domestic, regional and international routes is subject to approval of the CAAC, and the operation of regional and international routes is also subject to agreements between the Chinese government and the government of the Hong Kong SAR, the government of the Macau SAR, the government of Taiwan province and the government of the proposed foreign destination. Beginning in 2020, due to the
COVID-19
pandemic and its negative impact on the air travel demand in domestic and international markets, as well as the various travel restrictions and border control measures implemented by government authorities of China and other countries, we had to make certain adjustments to our routes, including temporarily suspending or reducing the number of flights on some routes. Our domestic routes were significantly affected during the first quarter of 2020 and have been gradually recovering since then, while our international routes have been adversely impacted since the second quarter of 2020 and remained affected as of the date of this Annual Report.
In order to expand our route network, we have entered into code-sharing agreements with several international and domestic airlines, including American Airlines, Aeroflot-Russian Airlines, Alitalia-Linee Aeree Italiane, Air France, British Airways, CSA Czech Airlines, Asiana Airlines, China Airlines, China Eastern Airlines, Delta Air Lines, Finnair, Japan Airlines International, Kenya Airways, KLM Royal Dutch Airline, Korean Air, Mandarin Airlines, Pakistan International Airlines, PT Garuda Indonesia (Persero) Tbk., Qantas Airways Limited, Vietnam Airlines, WestJet, Virgin America, and others. Under the code-sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by us to passengers using their codes. Similarly, we are permitted to sell tickets for the other participating airlines using CZ code. The code-sharing agreements help increase the number of our international sales outlets. We continued the implementation of code-sharing during the reporting period.

The following table sets forth certain statistical information with respect to our passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and mail carried (tons)		Total traffic (tons kilometers)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in thousand tons)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2019	151.63	8.4	1,764	1.8	32,625	7.55
2020	96.86	(36.12)	1,461	(17.17)	20,805	(36.23)
2021	98.50	1.7	1,442	(1.29)	21,209	1.94
Route Bases
In addition to our main route bases including Guangzhou and Beijing as core hubs, we maintain regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Haikou, Zhuhai, Xiamen, Shanghai, Xi’an, Fuzhou, Nanning, Guilin, Shantou, Guiyang and Sanya
.
Most of our regional route bases are located in provincial capitals or major commercial centers in the PRC.
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
In 2021, our most frequent
domestic routes were: Shanghai Hongqiao-Shenzhen, Guangzhou-Hangzhou,
Guangzhou-Beijing
Daxing,
Guangzhou-Shanghai
Hongqiao, Beijing Daxing
-
Shenzhen,
Shenzhen
-
Hangzhou,
Guangzhou-Chongqing,
Guangzhou-Haikou,
Guangzhou-Xi’an,
Chengdu- Beijing Daxing
.
Regional Routes
We offer scheduled service between Hong Kong and Beijing, Shenyang, Meixian, Wuhan, Yiwu; and between Taipei and Guangzhou, Zhengzhou, Changchun, Dalian, Zhangjiajie, Changsha, Harbin, Guiyang, Guilin, Nanning, Shanghai, Shenyang, Jieyang, Shenzhen, Wuhan, Shijiazhuang, Yiwu and Urumqi; and between Macau and Chongqing, Changsha, Wuhan. In 2021, the most frequent regional routes were: Shanghai Pudong-Taipei, Xiamen-Taipei,
Hangzhou-Macau,
Quanzhou-Macau,
Xiamen-Hong Kong, Xiamen-Macau,
Fuzhou-Macau,
Xiamen-Taipei Songshan,
Fuzhou-Hong
Kong. In 2021, we conducted a total of 2,270 flights on our regional routes.
Previously, direct flights between Mainland China and Taiwan were only available during certain festivals. Other than that, travelers between Mainland China and Taiwan had to make use of intermediate stops in Hong Kong or elsewhere. Since July 2008, however, the ban on direct flights was liberalized to allow direct charter flights on weekends. We were the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, Mainland China and Taiwan agreed to have regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. In 2020, before the outbreak of the
COVID-19
pandemic, we planned to operate 16 routes to Taiwan, which were reduced to one (Shanghai Pudong-Taipei) due to CAAC’s requirements in response to the
COVID-19
pandemic. As of December 31, 2021, only one route (Shanghai Pudong-Taipei) was retained.

International Routes
We are the principal Chinese airline serving Southeast Asian destinations and Australasia, including Singapore and major cities in Australia, Bangladesh, Cambodia, Indonesia, Malaysia, New Zealand, Philippines, Thailand and Vietnam.
In addition, we also provide scheduled services to cities in Australia, Azerbaijan, Bangladesh, Cambodia, Canada, Dutch, France, Indonesia, Japan, Kenya, Laos, Malaysia, Myanmar, Nepal, New Zealand, Pakistan, Philippines, Singapore, South Korea, Thailand, United States of American (USA), and Vietnam.
In 2021, our most frequent
international routes were: Shanghai Pudong-Los Angeles, Shanghai Pudong – Frankfurt,
Guangzhou-Frankfurt,
Guangzhou-Los
Angeles,
Guangzhou-Amsterdam,
Shanghai Pudong-Amsterdam, Shanghai Pudong-Anchorage-Chicago, Chicago-Shanghai Pudong,
Guangzhou-Anchorage-Los
Angeles, and
Guangzhou-London.
Beginning in 2020, our international operations were severely affected by the impact of the
COVID-19
pandemic. See Item 3. “Key Information – Risk Factors – The outbreak and global spread of
COVID-19
and the persistence of the resulting pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business”.
Aircraft Fleet
Our fleet plan in recent years emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient and old aircraft. As of December 31, 2021, we operated a fleet of 878 aircraft with an average age of 8.0 years. Most aircraft of our Group are Boeing and Airbus aircraft. We have the largest fleet among Chinese airline companies.
Please see the table below for a list of our aircraft in terms of average age and respective passenger capacity.

Model	Number of Aircraft	Passenger Capacity
Airbus 380 series	5	506
Airbus 350 series	12	314
Airbus 330 series	40	218/258/259/260/278/283/284/286
Airbus 320 series	334	94/130/138/152/160/166/179/189/195/200/208
Boeing 787 series	39	237/266/276/287/297
Boeing 777 series	15	361
Boeing 737 series	399	128/134/159/161/164/169/170/172/178/184
EMB190	6	98
ARJ21 Series	12	90
Boeing 747 series Freighter	2	N/A
Boeing 777 series Freighter	14	N/A
Total	878	N/A

In 2021, we continued to expand and modernize our aircraft fleet. During 2021, we (i) took scheduled delivery of seventeen aircraft under purchase agreements, including four A320neo aircraft, six A321neo aircraft, four A350 aircraft, three ARJ21 aircraft; (ii) took scheduled delivery of three ARJ21 aircraft under finance lease (iii) took scheduled delivery of two
B787-9
aircraft under operating leases; and (iv) returned eleven aircraft under operating leases upon expiry, including five
A330-300
aircraft, one A320 aircraft, two
B737-800
aircraft, three E190 aircraft. We disposed of no aircraft during the period.
During 2020, Xiamen Airlines, our subsidiary, took scheduled delivery of two ARJ21 aircraft under financing leases and one ARJ21 aircraft purchased by its own funds. During 2021, Xiamen Airlines, our subsidiary, took scheduled delivery of two ARJ21 aircraft under financing leases.
Aircraft Financing Arrangements
Overview
As of December 31, 2021, a significant portion of our aircraft is acquired under long-term leases with remaining terms to maturity mainly ranging from one to twelve years. As of December 31, 2021, of our Group’s 878 aircraft, 561 aircraft were operated under leases and 317 were either owned aircraft financed by long-term loans, or acquired either with cash or acquired by exercising the purchase options upon expiry of the relevant leases. Our planned acquisition of aircraft in the foreseeable future is generally expected be made through acquisition financed by bank loans and our own funds or under lease arrangements. Our determination as to our acquisition strategy depends on our evaluation at the time of our capacity requirements, anticipated deliveries of aircraft, our capital structure and cash flow, prevailing interest rates and other general market conditions.
The following table sets forth, as of December 31, 2021, the number of aircraft operated by our Group pursuant to leases and the average remaining lease terms.

	Financing Lease	Operating Lease	Average Remaining Lease Term
Model	Number of Aircraft	Number of Aircraft	Year
Boeing 787 series	25	10	5.93
Boeing 777 series	14	0	5.70
Boeing 737 series	72	166	4.08
Airbus 380 series	1	0	0.08
Airbus 350 series	6	0	6.64
Airbus 330 series	29	7	3.87
Airbus 320 series	95	123	5.56
EMB190	0	0	0
ARJ21	6	0	6.73
Boeing 777 series Freighter	7	0	5.85
Boeing 747 series Freighter	0	0	0
Total	255	306	4.92
Pursuant to the terms of the leases, our Group, as the lessee, is responsible during the lease term for the maintenance, service, insurance, repair and overhaul of the aircraft. Certain of our leases cover a significant portion of the relevant aircraft’s useful life and have an option to purchase the aircraft at or near the end of the lease term. For all other leases, we have no option to purchase the aircraft and are required to return the aircraft in the agreed condition at the end of the lease term. As of the date of this Annual Report, we have reached agreements with aircraft manufacturers to postpone the delivery of 11 new aircraft, including five A320 series aircraft, three 787-9 aircraft, one 777-300ER aircraft and two ARJ21 aircraft, in response to the reduced air travel demand resulted from the COVID-19 pandemic. Accordingly, our payment obligations under such aircraft leases were also postponed. Our aggregate future minimum lease payments required under aircraft leases were RMB116,078 million as of December 31, 2021.

Aircraft Flight Equipment
The jet engines used in our aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. and International Aviation Engines Corporation. We had 131 and 94 spare jet engines for our fleet as of December 31, 2021 and 2020, respectively.
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
We believe that GAMECO performs major maintenance checks on our aircraft within time periods generally consistent with those of large international airline maintenance centers. In 2021, 26% of the repair and maintenances including overhaul of our Company were performed by GAMECO. Although rotables for our aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. Our agreement with GAMECO usually has a term of ten years.
Overhauls of jet engines are performed by MTU Maintenance Zhuhai Co., Ltd., or Zhuhai MTU, a jointly controlled entity of the Company and MTU Aero Engines GmbH, and also by domestic qualified service providers in GAMECO, Xiamen (TEXL), Hong Kong (HAESL) and Taiwan (EGAT), Beijing (AMECO) and by overseas qualified service providers in USA, Germany, Korea, Singapore, France, Belgium, Malaysia, Brazil, and Switzerland.
The amounts incurred by our Group for comprehensive maintenance services provided by GAMECO and Zhuhai MTU were RMB4,598 million, RMB4,104 million and RMB5,381 million for the years ended December 31, 2021, 2020 and 2019, respectively.
Safety
We endeavor to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, we have adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of our Company implements safety-related training programs on an on-going
basis in all of our operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. For “incidents” which include various events and conditions prescribed by the CAAC that do not involve serious personal injury or material damage to flight equipment, our Group has kept the number consistently below what is prescribed by the CAAC. For example, our “Air Transportation Incidents Per Ten Thousands Hours Ratio” was 0.0047, 0 and 0.0088 in 2021, 2020 and 2019, respectively. In comparison, CAAC’s published maximum acceptable airline’s Air Transportation Incidents Per Ten Thousands Hours Ratio was 0.6, 0.6 and 0.6 in 2021, 2020 and 2019, respectively. This ratio is defined as the number of occurrences of air transportation incident for every 10,000 hours of flight time. In 2008, we received the “Five-Star Flight Safety Award” from CAAC, being the first in domestic aviation industry to receive such a great honor. Subsequently in 2012, we were awarded the “Safe Flight Diamond Award” by CAAC for our 10,000,000 safety flight hours record. On June 15, 2018, our Company was honored with the
2-Star
Flight Safety Diamond Award by the CAAC, becoming the leading Chinese carrier to maintain the highest safety records in China. By December 31, 2021, our continuous safe flight span were 33.2 million hours.

Since the beginning of 2020, we have strictly followed the guidance of the Chinese government authorities on the prevention of the
COVID-19
pandemic and implemented various relevant safety measures. Following the outbreak of the pandemic, we immediately established a leading group for pandemic prevention and control, initiated the highest level response to public health emergency, formulated a plan to provide full support for anti-pandemic transportation, reduced flights to high risk countries and regions, and implemented protection measures for employees and control measures for passengers. We recorded zero infection among all passengers on board in international and domestic flights.
Jet Fuel
Jet fuel costs typically represent a major component of an airline’s operating expenses. Our jet fuel costs accounted for 21.9%, 17.2% and 28.8% of our operating expenses for the years ended December 31, 2021, 2020 and 2019, respectively. Like other Chinese airlines, we generally purchase our jet fuel from regional branches of CAOSC and Bluesky Oil Supplies Company, except at Shenzhen, Sanya, Haikou and Shanghai Pudong where jet fuel is supplied by Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a State-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.
Jet fuel obtained from CAOSC’s regional branches is purchased at a market-adjusted price set within a specified range based on the guidance price issued by CAOSC with the approval of the CAAC and the pricing department of the NDRC. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines. Jet fuel costs in China are influenced by costs at state-owned oil refineries and limitations in the transportation infrastructure, insufficient storage facilities for jet fuel in certain regions of China, and the prevailing fuel prices on the international market. In 2021, due to the recovery of the economy, there was increasing demand for international crude oil while the growth of supply was restricted by the limited capacity of the production and transportation. As a result, International crude oil prices surged throughout the year with fluctuations.
In addition to purchases of jet fuel from CAOSC, we also purchase a portion of our jet fuel requirements for our international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources accounted for approximately 11.44% and 9.33% of our total jet fuel consumption in 2020 and 2021, respectively.
Our jet fuel costs increased from RMB18,797 million in 2020 to RMB25,505 million in 2021, as a result of the increase in jet fuel prices in 2021.
Fuel Surcharge
Our profit for any given year may be affected by an unexpected change in the fuel surcharge collection policies and other factors beyond our control. The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demand as well as our ability to generate profits. On January 14, 2009, the NDRC and the CAAC jointly announced that the collection of passenger fuel surcharge for domestic routes should be suspended from January 15, 2009 onwards. Subsequently, in response to the increase in international fuel prices, the NDRC and CAAC issued a notice on November 11, 2009 to introduce a new pricing mechanism of fuel surcharge that links it with airlines’ jet fuel costs, which was further adjusted subsequently.
From April 1, 2015, the NDRC adjusted the benchmark oil price to RMB5,000 per ton, for every RMB100 by which the cost of jet fuel exceeds that price, the airlines are allowed to charge RMB0.00002566 per kilometer for the flight distance. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB5,000 per ton, the airlines are allowed to charge RMB0.0002566 per kilometer for the flight distance. The NDRC decreased the rate of fuel surcharge from RMB0.00002566 per kilometer to RMB0.00002454 per kilometer, from April 1, 2019. The NDRC adjusted the rate of fuel surcharge to RMB 0.00002748 per kilometer, starting from April 1, 2021. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB5,000 per ton, the airlines are allowed to charge RMB0.00002748 per kilometer for the flight distance. Our profit for the year may suffer from any unexpected change in the fuel surcharge collection policies and other factors beyond our control.

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
As part of the pilot training program, trainee pilots receive their initial training in the operation of a specific aircraft with Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a wholly-owned subsidiary of the Company, which also provides training to pilots from other Chinese airlines. Zhuhai Xiang Yi is equipped with simulators for the majority of models of aircraft currently operated by us and provides flight simulation training services to us.
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

Ground services at the airports, such as those in Shenzhen, Changsha, Wuhan, Zhengzhou, Haikou, Zhuhai, Xiamen, Jieyang, Guiyang, Shenyang, Harbin, Dalian, Changchun, Sanya, Nanning, Chongqing, Shanghai Hongqiao, Shanghai Pudong and Urumqi, are operated directly by the Group. Ground services at the airport in Beijing have been primarily provided by Beijing China Southern Airlines Ground Services Co., Ltd, which became a wholly-owned subsidiary of the Company in June 2009. Ground services at other airports in China are provided to us by local airport authorities or local airlines in accordance with relevant service agreements. Ground services and other services at airports outside China are provided to us by foreign services providers in accordance with relevant service agreements with such parties. All our such agreements are short-term and otherwise on customary terms in the industry.
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
Cargo and Mail
We also provide air cargo and mail services. A significant portion of these services are combined with passenger flights services. In 2021, we had two Boeing 747 freighters and 14 Boeing 777 freighters, mainly servicing 13 international cargo routes, including:
Guangzhou–Chongqing–Amsterdam–Guangzhou, Guangzhou–Amsterdam–Guangzhou, Guangzhou–Frankfurt–London–Guangzhou, Guangzhou–Frankfurt–Guangzhou, Guangzhou–Anchorage–LosAngeles–Guangzhou, Guangzhou–HoChiMinhCity–Hanoi–Guangzhou, ShanghaiPudong–Amsterdam–Chongqing–ShanghaiPudong, ShanghaiPudong–Amsterdam–ShanghaiPudong, ShanghaiPudong–Frankfurt–ShanghaiPudong, ShanghaiPudong–Anchorage–Chicago–ShanghaiPudong, and ShanghaiPudong–LosAngeles–ShanghaiPudong,
Shenzhen-Frankfurt-Shenzhen
and
Shenzhen-Anchorage-Chicago-Shenzhen.
From 2020, following the onset of the
COVID-19
pandemic, the demand for freight significantly increased. In 2021, we continued to take active measures to increase freight revenue, including improving the utilization rate of freighters, and organized 7,023 flight shifts by freighters converted from passenger aircraft, and achieved positive operating results. Cargo and mail revenue was RMB19,887 million in 2021, representing an increase of 20.58% compared to 2020. We conduct our cargo business primarily through our cargo hubs in Guangzhou and Shanghai.
Sales, Reservations and Marketing
Passenger Ticket Sales and Reservations
Our ticket sales and reservations are conducted by or through independent sales agents and our own network of exclusive sales offices, as well as the CAAC’s sales offices and CSAH’s affiliates. We have sales offices in Guangzhou and our other route bases. In addition, we maintain regional sales offices in other cities in China, including Beijing and Shanghai. We maintain international sales offices in many cities in all continents except for South America, including but not limited to Almaty, Amsterdam, Auckland, Bangkok, Busan, Chicago, Dubai (Sharjah), Frankfurt, Hanoi, Ho Chi Minh City, Islamabad, Istanbul, Kuala Lumpur, London, Los Angeles, Manila, Mexico City, Moscow, New York, Nairobi, Paris, Roma, Seoul, Singapore, Sydney, Toronto, Tokyo, Vancouver and Vientiane.
We have agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2021, over 54.60% of all ticket sales for our scheduled flights were made by our network of sales offices and CSAH’s affiliates. We also sell tickets and accept reservations through an extensive network of non-exclusive
independent sales agents. Under the agency agreements with them, we pay commissions based on the value of tickets sold. In 2021, sales by independent sales agents accounted for less than 45.40% of our ticket sales of our scheduled flights.

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
Since 2020, due to the outbreak of the
COVID-19
pandemic and the resurgence of cases in several regions, we experienced significant ticket cancellations and waived the relevant cancellation or change fees chargeable to consumers to a substantial extent either based on the change or cancellation policy we voluntarily adopted or in accordance with the orders or notices issued by the Chinese government authorities. In 2021, we continued to seek to enhance operating efficiency in light of changes in the pandemic. We adhered to a flexible operation strategy that emphasized matching the capacity with the market, matching the load volume with the load cost, and strengthening revenue management, and our customer base.
Cargo
Our cargo and mail services are promoted through our own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, our Company employs a number of cargo agents in the Pearl River Delta region. In 2021, we were not required to pay cargo agents commission for domestic and international services in the Pearl River Delta region.
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
check-in
services. We also offer transfer and baggage “through-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. We widened our use of information technology and introduced new services such as cell phone check-in,
SMS platforms and online meal booking. In 2017, our Company reached a strategic cooperation agreement with American Airlines. Under this agreement, American Airlines subscribed for our Company’s shares in August 2017 in the amount of USD200 million. Our Company and American Airlines also established a code sharing partnership on January 18, 2018 to provide more convenient and diversified trip options for passengers.

As an important strategic decision, we officially exited from SkyTeam Alliance from January 1, 2020 and focused on establishing cooperation with new strategic partners, while maintaining good relationships with the SkyTeam partners. We have had a Strategic Cooperation Agreement with American Airlines since 2017 and implemented full scope codeshare cooperation, Frequent Flyer Programs cooperation and lounge services since 2019. We have also entered into a Joint Business Agreement with British Airways and implemented enhanced codeshare cooperation in 2019. Although no longer a member of SkyTeam, CZ continues the codeshare cooperation with SkyTeam partners, including AirFrance-KLM, and other important joint business partners.
We will continue to properly carry out the work of exit and fully guarantee the rights and interests of passengers. We will carry out bilateral and multilateral cooperation in a more targeted manner while deepening the cooperation with the existing partners such as France Airlines and KLM Royal Dutch Airlines, expand code sharing and frequent passenger cooperation with American Airlines, and launch strategic cooperation with numbers of internationally renowned airlines such as Finnair and Emirates to provide passengers with more convenient and high-quality travel options. At the same time, we continue to strengthen the coordinated development of the “China Southern Alliance” by gradually integrating with Xiamen Airlines and Sichuan Airlines in terms of capacity layout, route cooperation, resource sharing and customer collaboration. At present, we share codes with 25 international and domestic airlines, such as American Airlines, KLM Royal Dutch Airlines and Qantas Airways in 1,822 routes (including trunk routes and beyond routes).
This further enlarged our sales channels and flight route network.
To enhance relationships with our passengers, we have launched two major frequent flyer programs, namely the “China Southern Airlines Sky Pearl Club” and the “Xiamen Airlines’ Egret Card Frequent Flyer Program”. By the end of 2021, we had over 89.60 million members (including those of Xiamen Airlines) under these programs.
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
Environment
Our operations are subject to extensive and increasingly stringent national, local and international laws governing the protection of the environment. In recent years, a number of directives and other regulations have been issued by regulatory authorities in China and other countries to address, among other things, aircraft noise and carbon emissions, the use and handling of hazardous materials, aircraft age and environmental contamination remedial clean-up
measures. For example, China has introduced energy intensity and carbon emissions-related targets for the aviation segment in the 14th Five-Year Plan, paving the way for the inclusion of a key transportation sector in the country’s carbon market. These requirements impose high compliance costs on airlines.
Existing laws and future regulatory action concerning climate change and aircraft emissions could have an effect on the aviation industry. For example, with an aim to achieve carbon neutral growth on a global scale, the ICAO formally adopted, on the 39th Session of the ICAO Assembly, a global market-based management scheme in the form of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), which obliges airlines to monitor and report their emissions from international aviation from 2019 and to purchase emission reduction units to cover any growth in CO2 emissions above 2020 levels from 2021. Certain CORSIA program implementation details remain unclear and thus the impact of CORSIA cannot be fully predicted at this time. However, CORSIA is expected to increase carbon emission management costs for airlines that operate internationally.

The European Union has set a binding target of achieving climate neutrality by 2050 and the intermediate step towards climate neutrality was to reduce emissions by 55% by 2030 as compared to that of 1990s. Therefore, the European Commission further introduced a set of proposals of “Fit for 55 Package” on July 14, 2021. As part of the “Fit for 55 Package”, rules for aviation in the ETS are being revised and the free ETS quotas allocated to airlines will be passed out by 2026, which will further increase operating costs for airlines.
According to the regulatory requirements on carbon emissions management issued by the relevant national and Guangzhou regulatory authorities, we are required to submit the monitoring plans and carbon emission reports, accept inspection for carbon emission, fulfil the obligations of quota clearance as scheduled and improve the comprehensive capabilities of carbon emission management and trading.
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
The CAAC considers market conditions for a domestic route in determining whether the route should be allocated to one or more airlines. Generally, the CAAC requires that the passenger load factor on certain route should be above the average rate of the whole market in the last flight season before additional flights and participants may be put on that route.
Regional Routes
. Hong Kong and Macau routes and landing rights are derived from agreements between the Chinese government and the government of the Hong Kong SAR, and between the Chinese government and the government of Macau SAR. The rights to fly between Beijing and Hong Kong, Beijing and Macau, Shanghai and Hong Kong and Shanghai and Macau are allocated by the CAAC among four different Chinese airlines. We understand that the criteria for determining whether a Hong Kong and Macau route will be allocated to a particular airline include market demand, the ability of the airline to service the route and the appropriateness of the airline’s aircraft for such route.
Previously, direct flights between Taiwan and Mainland China were only available during certain festivals. Since July 4, 2008, however, the ban on direct flights has been liberalized to allow direct charter flights on weekends. On November 4, 2008, the Mainland China and Taiwan agreed to regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, the Mainland China and Taiwan extended the number of regular cross-Strait direct passenger flights from 108 to 270 a week. Cross-Strait direct passenger flights were further increased in the following years, but were significantly reduced since 2020 due to the
COVID-19
pandemic.
International Routes
. International route rights, as well as the corresponding landing rights, are derived from air services agreements negotiated between the Chinese government, through the CAAC, and the government of the relevant foreign country. Each government grants to the other the right to designate one or more domestic airlines to operate scheduled service between certain destinations within each of such countries. Upon entering into an air services agreement, the CAAC determines the airline to be awarded such routes based on various criteria, including the availability of appropriate aircraft, flight and management personnel, safety record, the overall size of the airline, financial condition and sufficiency of assets to bear civil liabilities in international air services. These route rights may be terminated by the CAAC under special circumstances. On March 26, 2020, in response to the outbreak of the
COVID-19
pandemic worldwide, CAAC issued a notice regarding the reduction of the number of international routes. Pursuant to the notice a PRC airline may only operate one route for flying to and from each foreign country, and no more than one flight can be operated each week for each such international route. Some international flights of the Company were canceled and the number of the international flights of the Company was substantially reduced following the notice. The timing and extent of the resumption of the canceled routes and flights will depend on the policy of the CAAC.

Air Fare Pricing Policy
In recent years, there were a series of air fare reform to deregulate the control on the air fare pricing policy step by step. Pursuant to “Pricing Reform of Domestic Civil Aviation” as approved by the State Council of the PRC effective on April 20, 2004, prices on domestic routes fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through a local price bureau, the government provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform. The CAAC and NDRC issued a notice on April 13, 2010, pursuant to which, effective on June 1, 2010, airlines may set first-class and business-class airfares freely in accordance with market prices, subject to relevant PRC laws. The economy-class airfares remain subject to the predetermined range. The CAAC and NDRC further issued a notice, pursuant to which, effective on October 20, 2013, airlines are free to set domestic flights airfares not exceeding up to 25% above the bench mark prices where governmental pricing guidance is applicable; and to freely determine the airfares for domestic routes with the market-oriented pricing policy based on the market demand and supply situation.
On September 29, 2016, the CAAC and NDRC further issued the Notice on Deepening the Pricing Reform of Demotic Civil Aviation to further expand the scope of the routes with the market-oriented pricing policy: airfares for the routes less than 800 kilometers or the routes more than 800 kilometers and in competing relationship with the high-speed rail EMU trains can be freely determined by airlines. Airlines may raise the non-discounted
announced airfares for a certain amount of routes with the market-oriented pricing policy. In principle, such amount shall be no more than 10 per flight season, and the accumulative increase rate of airfares shall be no more than 10 percent per route per flight season. On December 17, 2017, the CAAC and NDRC further issued the Notice on Further Deepening the Pricing Reform of Demotic Civil Aviation, pursuant to which the airlines were allowed to decide their own prices on domestic routes that have at least five carriers competing. Price increases of no more than 10% would be also allowed for each travel season.
For each airline, the total number of the routes which the airline can decide their own price shall be no less than 10 but shall generally not exceed 15% of the total number of routes with market-oriented pricing operated by such airline in one flight season. On April 13, 2018, CAAC issued the Notice on Distributing the Catalog of Domestic Routes adopting Market Regulation Price. The catalog of domestic routes is published together with such notice.
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
Chinese Data Privacy and Cybersecurity Laws
The regulatory environment in China and elsewhere as it relates to the collection, use, transfer, and other processing of data, “important data,” and personal data and other types of information is rapidly evolving and is likely to remain uncertain for the foreseeable future.
The PRC Cyber Security Law, or the CSL, became effective in June 2017 and created China’s first national-level data protection for different types of “network operators,” which may include all organizations in China that provide services over the internet or another information network. The PRC Data Security Law, or the DSL, which took effect in September 2021, provides for a cybersecurity review procedure for “data processors” when their data activities may affect national security and the protection scheme of “important data.” “Data processors” may include all organizations in China that collect, store, use, process, transfer, provide, disclose any data in electronic or other form. The DSL also sets up a framework that classifies and categorizes data collected and stored in China and regulates its storage and transfer based on the degree of importance of data in economic and social development, as well as the extent of damage caused to national security, public interests or the legitimate rights and interests of individuals and organizations once data are tampered with, destroyed, leaked or illegally obtained or illegally used. Certain categories of network operators and data processors processing certain types of data will also be subject to data localization requirements. The PRC Personal Information Protection Law, or the PIPL, which took effect from November 2021, provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information. The PIPL also clarifies the definition of personal information and sensitive personal information, the legal basis of personal information processing, the basic requirements of notice and consent and the restrictions of data cross-border transfer.
Numerous regulations, guidelines and other administrative measures have been or are expected to be adopted under China’s three-pillar data protection regime framework made up of the CSL, the DSL and the PIPL. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with 12 other government departments of the PRC, jointly promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that certain network operators that intend to purchase network products and services and network platform operators engaging in data processing activities must be subject to cybersecurity review by a Cybersecurity Review Office, or the CRO, an administrative body within the CAC, if national security will or may be affected. The Cybersecurity Review Measures further require that if a network operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review from the CRO. The Cybersecurity Review Measures also grant the CRO the discretion to start a cybersecurity review against any entity, if the CAC or any of 12 other government departments consider relevant products and services or data processing activities will or may affect national security. In respect of data cross-border transfer, on October 29, 2021, the CAC released the Draft Measures on Outbound Data Transfer Security Assessments, or the Draft Measures, for public comment. The Draft Measures, once finalized, may require large personal information controllers (those process over 1 million individuals’ personal information) and other network operators to undergo a government security assessment before transferring personal information out of China.
In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the Order of the PRC Ministry of Transport regarding Provisions on the Administration of Passenger Services in Public Air Transport, which became effective and implemented on September 1, 2021, stipulates that carriers, airports, ground service agents, aviation sales agents, aviation sales network platform operators, and aviation information enterprises shall abide by the laws and regulations on the personal information protection, and shall not divulge, sell, illegally use or provide the personal information of passengers to others.
We routinely receive, collect, store, process, transmit and maintain personal information along with other sensitive data. We may also receive, store, process, generate, control, or otherwise have access to “important data” in our businesses. As such, we are subject to the relevant PRC data security, cyber-security, and personal data protection privacy laws, regulations, and standards that apply to the collection, generation, use, retention, protection, disclosure, transfer and other processing of personal information and “important data”. Based on the size of our company, the industry sections in which we operate, and the fact that we are also listed abroad, we expect to be subject to heightened scrutiny and obligations with regard to cybersecurity, data security, and the protection of personal information once all the relevant regulations and rules have been promulgated.

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
In the Chinese aviation industry, the three major airlines are our Group, Air China and China Eastern Airlines Corporation Limited (the “China Eastern Airlines”). In 2021, these three airlines together controlled approximately 55.82% of the commercial aviation market in China as measured by the number of passengers carried.
Most major Chinese airlines in recent years significantly expanded their fleets, while at the same time passenger traffic may not have increased proportionately. In some years, this resulted in a reduction in our passenger load factors. As a result, we are required to be more competitive with respect to, for example, the quality of service, including ticketing and reservations, in-flight
services, flight scheduling and timeliness. The development of the
COVID-19
pandemic may also have an influence on the competition dynamic among us and our Chinese airline competitors, due to our relatively greater focus on the domestic market compared to our competitors, see “Item 3, Key Information – Risk Factors – We face increasingly intense competition in both domestic and international markets, which may materially and adversely affect our business” for more discussion on competition.
We also face competition from the increased use of high-speed railways. We expect that improvements in high-speed railways will continue to have a effect in the domestic the aviation market. First, the “eight horizontal and eight vertical” high-speed railway corridors are gradually being developed. Second, in the future, the railway system will gradually release its own pricing, adopt flexible pricing and market pricing. Passengers will be able to get discounts on more routes. Third, one-third
of high-speed railway will become faster, which may attract more passengers. The competition on passengers whose trip distance are from 800 kilometers to 1,000 kilometers is intense, and with increasing speed, high-speed railways may attract passengers who travel longer than 1,000 kilometers. In addition, the operational efficiency of high-speed railways and train capacity will increase. As of December 31, 2021, China’s railway traffic mileage reached over 150,000 kilometers, among which over 40,000 kilometers were covered by high-speed railway. According to the latest development goal of the China Railway, China’s railway traffic mileage is expected to reach 200,000 kilometers by 2035, among which 70,000 kilometers will be covered by high-speed railway. Cities with populations of over 500,000 will be connected with high-speed rail lines so as to form the city connections within travel ranges of one, two and three hours respectively. The operating speed of high-speed rail has continued to increase since 2007, with the maximum operating speed increasing from 250 kilometers per hour to 350 kilometers per hour. Further improvements are expected in the future. The operating results of the Company’s routes that overlap with the high-speed rail network (especially routes with mileage of no more than 800 kilometers) will be impacted in the future to a certain extent.
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
platform, and created a
one-stop
service platform for mobile users. The concept of “a hassle-free journey with one mobile device” has been fully realized. We have an accumulative number of 56.46 million app registrants and an accumulative number of 39.38 million social media followers, ranked first in Asian airlines. Many key indicators, such as the number of APP activations and the number of the social media followers, continue to lead in the industry. In 2021, by providing “humanized, digitalized, refined, personalized and convenient” air travel quality service, we realized “people enjoying travelling, goods delivered smoothly”. The flight ontime performance rate of the Company has maintained a leading position in the industry for six consecutive years.

The following table sets forth our market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated based on the CAAC statistics briefing.

	Passengers Carried		Cargo and Mail Carried (tons)		Total Traffic (tons kilometers)
Year	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in thousands)	Group’s Share (% of total)	Industry Total (in billions)	Group’s Share (% of total)
2017	551.6	25.2	7,058	23.7	108.3	22.9
2018	611.7	22.9	7,385	23.5	120.7	25.1
2019	659.9	23.0	7,532	23.4	129.3	25.2
2020	417.8	23.2	6,766	21.6	79.9	26.1
2021	440.6	22.4	7,318	19.7	85.7	24.7
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
The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at the ten busiest airports in China in 2021 according to passenger volume data from CAAC statistics briefing.

Airport	Passengers Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Guangzhou	47.08	24.38	46.43
Chengdu	11.53	7.20	10.10
Shenzhen	29.13	10.98	25.81
Chongqing	22.06	12.57	22.66
Shanghai Hongqiao	13.18	14.60	12.80
Beijing	0.25	0.05	0.21
Kunming	11.32	11.17	9.65
Shanghai Pudong	14.32	7.56	10.57
Xi’an	14.14	8.23	12.72
Hangzhou	29.35	7.72	23.97
The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above) in 2021 according to passenger volume data from CAAC statistics briefing.

Airport	Passengers Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Changsha	33.63	16.82	33.40
Wuhan	37.30	16.36	35.15
Zhengzhou	30.09	5.31	28.03
Haikou	23.43	28.15	22.64
Sanya	27.04	27.87	27.67
Nanning	22.98	17.22	22.16
Zhuhai	31.69	28.94	31.93
Guilin	12.87	10.80	13.31
Regional Routes
In 2021, we conducted a total of 2,270 flights on our regional routes. We face less competition on regional routes than that on domestic and international routes, and earn a higher operating margin. Air China, China Eastern Airlines, Air Macau, Cathay Pacific, China Airlines and Eva Airways compete with our Group in the regional traffic markets.
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
In Southeast Asian routes, our competitors mainly include Thai Airways International, Singapore Airlines, Malaysian Airlines System, Vietnam Airlines, Garuda Indonesia, Philippine Airlines, Air China and China Eastern Airlines. In European routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific, Lufthansa German Airlines. In the United States routes, our competitors mainly include Air China, China Eastern Airlines, Cathay Pacific and United Airlines. In Australian routes, our competitors include Air China, China Eastern Airlines, Cathay Pacific and Qantas Airways. We compete in the international market primarily on the basis of safety, price, timeliness and convenience of scheduling.
Airline Subsidiaries
Our Airline Subsidiaries are joint ventures established by our Company and local companies in the provinces or special economic zones where our Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2021, our Company owned a 55% or 60% equity interest in each of our Airline Subsidiaries.
As of December 31, 2021, Xiamen Airlines operated under the “MF” code with a fleet of 209 aircraft. In 2021, Xiamen Airlines carried a total of about 26.12 million passengers, or approximately 26.5% of the passengers carried by our Group in that year, and had RMB19,729 million in traffic revenue.
As of December 31, 2021, Shantou Airlines operated under “CZ” code with a fleet of 16 aircraft. In 2021, under the centralized allocation of flight routes of our Group, Shantou Airlines carried a total of about 2.29 million passengers, or 2.3% of the passengers carried by our Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2021 was RMB 1,408 million.
As of December 31, 2021, Zhuhai Airlines operated under the “CZ” code with a fleet of 16 aircraft. In 2021, under the centralized allocation of flight routes of our Group, Zhuhai Airlines carried a total of about 2.03 million passengers, or approximately 2.1% of the total number of passengers carried by our Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2021 was RMB 1,345 million.

As of December 31, 2021, Guizhou Airlines operated under the “CZ” code with a fleet of 20 aircraft. In 2021, under the centralized allocation of flight routes of our Group, Guizhou Airlines carried a total of about 2.85 million passengers, or approximately 2.9% of the total number of passengers carried by our Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB1,773 million for the year ended December 31, 2021.
As of December 31, 2021, Chongqing Airlines operated under the “OQ” code with a fleet of 30 aircraft. In 2021, under the centralized allocation of flight routes of our Group, Chongqing Airlines carried a total of about 3.74 million passengers, or3.8% of the total number of passengers carried by our Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2021 was RMB 2,319 million.
As of December 31, 2021, Henan Airlines operated under the “CZ” code with a fleet of 30 aircraft. In 2021, under the centralized allocation of flight routes of our Group, Henan Airlines carried a total of about 3.81 million passengers, or approximately 3.9% of the total number of passengers carried by our Group in that year. Total traffic revenue of Henan Airlines was approximately RMB2,386 million for the year ended December 31, 2021.
Southern AirLogistic Subsidiary
China Southern Air Logistics Co., Ltd., or Southern Air Logistics Company, was established in June 2018 with registered capital of RMB1.8 billion. It mainly conducts logistics operations. In December 2020, the Company, Southern Air Logistic Company and certain third parties investors entered into a capital increase agreement. Pursuant to this agreement, the third party investors made capital contribution of approximately RMB3,355 million into the Southern Air Logistic Company. After the capital contribution, the Company’s equity interests in the Southern Air Logistic Company decreased from 100% to 55%.
In 2021, Southern Air Logistic Company had an operating revenue of RMB19,659 million and a net profit of RMB5,693 million, representing an increase of 27.68% and 41.86%, respectively, from 2020. As at December 31, 2021, Southern Air Logistic Company’s total assets amounted to RMB 14,170 million and net assets amounted to RMB 10,574 million.
Environment
During the reporting period, the Company continued to push forward the Green Flight, advocated the concept of lowcarbon travel, and sought to reduce environmental pollution by the use of market mechanisms.
1. Green Flight
During the reporting period, the Company continued to promote fuel saving, with a focus on improving single-engine sliding and fuel-efficient launching, retracting flap height, and replacing Auxiliary Power Units with bridge-mounted equipment. The Company pressed ahead meal-saving activities themed by “Green Flight” to encourage passengers to dine according to needs and avoid meals on voluntary basis.
2. Research on “Dual Carbon”
During the reporting period, the Company carried out research on carbon peak and carbon neutrality and checked ground carbon to get a clear picture of its emissions, and developed energy-saving and emission-reduction projects to manage carbon assets.
3. Reduce Impact of Carbon Emission on Climate Change by Market Mechanisms
The Company has been supporting and actively participating in Chinese government’s various projects on market mechanisms of carbon trading. During the reporting period, in accordance with the requirements of CAAC, the Company fulfilled its performance for 2020 under the European Union carbon trading scheme in May 2021 and fulfilled its performance for 2020 under the Guangdong carbon trading scheme in June 2021. We fullycompleted the carbon dioxide emission report and verification of civil aviation flight activities in 2020 by using the self-developed flight carbon emission data monitoring, reporting and verification system (MRV system).

4. Establish and Improve Information System of Environmental Protection and Management
During the reporting period, the Company continued the building of an information management system to implement online reporting and processing of data and information regarding energy consumption and pollutant discharge, and online monitoring of environmental pollution sources, risk points, and prevention and control measures.
5. Establish and Improve t h e Emergency Management System for Environmental Contingencies
During the reporting period, the Company focused on emergency plans for environmental contingencies, which were supplemented by special management and plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and supported by emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies.
6. Develop Passenger Carbon Account and Launch the Passenger Flight Carbon Calculator
During the reporting period, the Company opened carbon accounts for passengers, which will record the reduced carbon emission behaviors such as cancelling meals, and use of electronic check-in,
and launched the passenger flight carbon calculator, which seeks to involve passengers in the reduction of flight carbon emissions.
7. Control Plastic Pollution
During the reporting period, the Company prepared the overall plan for the treatment of plastic pollution, formulated the replacement standards for disposable non-degradable
plastic products, implemented the standards of management and control in the production and procurement links, and carried out separate recycling and disposal.
8. Initiate the Prevention and Control Work for Voice Pollution
The Law of the People’s Republic of China on the Prevention and Control of Noise Pollution was published in December 2021 in the PRC and will be implemented in June 2022. During the reporting period, the Company initiated prevention and control work for voice pollution and studied countermeasures on voice reduction during taking off and landing of aircraft.
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
Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$62,738) per passenger. As of July 31, 2005, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 128,821 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not attributable to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which we are subject to.

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
Iran Sanctions Disclosure
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, or the Exchange Act, if during 2021, our Company or any of our affiliates have engaged in certain transactions with Iran or with persons or entities designated under certain executive orders, our Company would be required to disclose information regarding such transactions in our Annual Report as required under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA. In 2021, our Company didn’t operate air services to and from Iran. In 2020, our Company operated air services to and from Iran through the specifically designated route of “Beijing—Urumqi—Tehran—Urumqi—Beijing” (the “Iran Route”) and engaged in international traffic in passengers, cargo and mail. At the beginning of 2020, we carried out four round-trip flights per week of the “Iran Route”. However, due to the
COVID-19
pandemic, the flights of the “Iran Route” have been suspended since February 2020.
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
Our Company does not anticipate any significant change in our services to Iran, either by way of increasing significantly the size of or altering the nature of our operations in the territory. For the year ended December 31, 2021, the asset of Iran office and revenue generated in connection with the air services to Iran amounted to US$0.84 million and US$390 ($0.00039 million), representing only 0.0017% and 0.000002% of the total assets and total revenue generated by our Group as of and for the year ended December 31, 2021, respectively. Therefore, our Company believes that our operations in Iran for the year ended December 31, 2021 were inconsequential and quantitatively immaterial to our business, financial condition and results of operations.
C. ORGANIZATIONAL STRUCTURE
The following chart illustrates the corporate structure of our Group as of December 31, 2021 and the aggregate effective equity interest of our Company in each of our principal subsidiaries, associates and jointly controlled entities.

The particulars of our principal subsidiaries as of December 31, 2021 are as follows:

Name of Company	Place and Date of Establishment/Operation	Proportion of Ownership Interest Held by our Company
Xiamen Airlines Company Limited	PRC August 11, 1984	55%
Shantou Airlines Company Limited	PRC July 20, 1993	60%
Zhuhai Airlines Company Limited	PRC May 8, 1995	60%
Guizhou Airlines Company Limited	PRC June 17, 1998	60%
Chongqing Airlines Company Limited	PRC May 30, 2007	60%
China Southern Airlines Henan Airlines Company Limited	PRC September 27, 2013	60%
China Southern Air Logistics Co., Ltd.	PRC June 8, 2018	55%
The particulars of our principal associates and joint ventures as of December 31, 2021 are as follows:

		Proportion of Ownership Interest Held by
Name of Company	Place and Date of Establishment/Operation	Group Effective Interest	Our Company	Subsidiaries
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	PRC October 28, 1989	50%	50%	—
China Southern Airlines Group Finance Company Limited	PRC June 28, 1995	48.59%	41.81%	6.78%
Sichuan Airlines Co., Ltd.	PRC August 28, 2002	39%	39%	—
Southern Airlines Culture and Media Co., Ltd.	PRC May 13, 2004	40%	40%	—
MTU Maintenance Zhuhai Co., Ltd.	PRC March 1, 2001	50%	50%	—
D. PROPERTY, PLANTS AND EQUIPMENT
For a discussion of our aircraft, see Item 4 “Information on our Company-History and development of our Company—Aircraft Acquisitions.”
Our headquarters in Guangzhou occupy an area of approximately 2,063,073 square meters of land and a total gross floor area of approximately 1,113,881 square meters. We lease land in Guangzhou on which our headquarters and other facilities are located from CSAH. We also lease from CSAH certain buildings mainly at Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.
Our principal properties are located at our headquarters site and at our route bases. The following table sets forth certain information with respect to our properties at our headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	1,961,288	101,785	1,001,121	112,760
Shenzhen	246,397	—	117,745	5,730
Zhuhai	172,888	81,413	53,974	3,601
Changsha	332,451	9,539	72,885	8,514
Haikou	348,536	—	66,394	4,763
Wuhan	284,518	38,082	84,797	23,783
Nanyang	—	1,855,907	13,353	33,635
Sanya	96,343	—	41,410	1,200
Shenyang	142,199	27,082	39,359	42,361
Dalian	—	158,240	65,227	38,496
Jilin	134,488	46,056	108,096	7,167
Harbin	30,969	250,934	68,960	35,931
Xinjiang	18,246	526,900	167,139	15,300
Guangxi	120,602	—	114,016	—
Beijing	705,440	—	774,861	—
Shanghai	42,292	5,333	94,043	—
Chengdu	—	—	1,855	3,944
Qingdao			767
Hefei	—	—	976	—
Sydney	—	—	1,151	—
Amsterdam			455
Xi’an	54,277	—	4,364	—
Yunnan	—	—	2,003	—
Hangzhou	—	—	871	—
Nanjing			1,704

The following table sets forth certain information with respect to the properties of the subsidiaries named below as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Xiamen Airlines	550,149	—	874,920	17,396
Shantou Airlines	262,324	—	88,868	—
Zhuhai Airlines	136,201	—	73,338	2,390
Guizhou Airlines	254,790	—	50,574	—
Chongqing Airlines	82,449	—	68,681	—
Henan Airlines	364,255	—	63,141	—
Zhuhai Xiang Yi Aviation Technology Co., Ltd.	132,088	—	68,902	3,570
We lease certain lands and buildings from CSAH, some of which are lacking adequate documentation evidencing CSAH’s rights to such land and buildings. As a consequence, the relevant lease agreements between CSAH and our Company for such land or building may not be registered with the relevant authorities. Lack of registration may affect the validity of such lease agreements against a third party
.
There are certain other parcels of land and buildings owned or used by us that lack adequate documentation. Lack of adequate documentation for land use rights and ownership of buildings may impair our ability to dispose of or mortgage such land use rights and buildings. As of the date of this Annual report, the Group was in the process of applying for the land use right certificates and property title certificates in respect of the properties located in several cities in which the Group has interests and for which such certificates have not been granted.
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
Frequent flyer revenue
According to the frequent flyer award programs, the allocation of stand-alone selling price of the mileage awarded involves the estimation of the expected redemption rate. The expected redemption rate is estimated based on historical experience of mileage redemption, taking into consideration future mileage redemption patterns, which are associated with changes in the terms of mileage programs and customer behavior. Different estimates could significantly affect the estimated contract liabilities and the results of operations.
Income tax
Deferred tax assets are recognized related to operating loss carryforwards that will reduce future taxable income. The Group needs to make judgments and estimates in assessing the realizability of the operating loss carryforwards. Different estimates could significantly affect the deferred income tax assets and income tax expense in the year in which such determination is made.

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
Provision for major overhauls
As disclosed in Note 2(k) and Note 2(aa) to the consolidated financial statements, provision for the cost of major overhauls to fulfil the lease return conditions involves estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airline-related developments. Different estimates could significantly affect the estimated provision and the results of operations.
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
Recently Pronounced International Financial Reporting Standards
Information relating to the recently pronounced IFRSs is presented in Note 59 to the consolidated financial statements.
Key Factors Affecting Results of Operations
Our results of operations are affected by the factors discussed below.
COVID-19
Pandemic
The
COVID-19
pandemic, along with the measures governments and private organizations worldwide have implemented in an attempt to contain the spread of this pandemic, resulted in a severe decline in demand for air travel since 2020. During the reporting period, the overseas pandemic has not been effectively controlled, and the pandemic has spread sporadically in many places of China. The demand for air travel was still relatively low, and the recovery of the passenger transport market is sluggish, which in turn has adversely affected our business, results of operations and financial condition. We responded proactively to the pandemic to mitigate its effects on our business by taking various measures, including reducing capacity, delaying the delivery of new aircraft, seizing market opportunities to adopt various measures to increase passenger and freight revenue, and implementing expense management to better align our cost with our reduced schedule. Despite these steps, the cost-saving measures we implemented since 2020 have not entirely offset the loss in revenues as a result of decreased ticket sales due to the pandemic. The Company recorded a loss in the operating results of RMB11,016 million for the year 2021. The continuing impact of the pandemic, and changes in passenger flight use that may result, are likely to have a significant effect on our business and operating results in the future. See Item 3. Key Information – D. Risk Factors – “The outbreak and global spread of
COVID-19
and the persistence of the resulting pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business” and Item 4. Information of the Company – B. Business Overview – “Impact of the
COVID-19
Pandemic” for additional discussion regarding the impact of the
COVID-19
pandemic on our operation results and financial condition.

Financial and operating leverage
Like most airlines, we are subject to a high degree of financial and operating leverage. A significant percentage of our operating expenses are fixed costs that do not vary proportionally with our yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor costs for flight crew, cabin crew and ground personnel. Thus, a decrease in our yields or load factors could have a material adverse effect on our results of operations. In addition, certain of these expenses, primarily financing costs and labor costs and depreciations do not vary proportionally with the number of flights flown. Thus, even a minor change in aircraft utilization rates may affect our results of operations. We are and will continue to be highly leveraged with substantial liabilities denominated in foreign currencies and, accordingly, the results of our operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. A net exchange gain of RMB1,575 million was recorded in 2021, primarily attributable to the exchange difference arising from the lease liabilities denominated in USD along with the appreciation of Renminbi against the U.S. dollar.
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
Seasonality
Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second half of the year than in the first half of the year due to the greater demand for air travel during the summer months, although such traditional seasonal trends have been disrupted since 2020 due to the significantly reduced travel demand resulting from the
COVID-19
pandemic. In 2021, our airline revenue was higher in the first half of the year than in the second half of the year as there have been more outbreaks of
COVID-19
which resulted in restriction on travel during the second half of the year. See “Item 3. Key Information – Risk Factors – Our results of operations tend to be volatile and fluctuate due to seasonality” for additional discussion.
In addition, our future operations will be affected by, among other things, changes in the aviation market, the cost of jet fuel, aircraft acquisition and leasing costs, aircraft maintenance expenses, take-off
and landing charges, wages, salaries and benefits and other operating expenses, foreign exchange rates and the rates of income taxes paid.

Certain Financial Information and Operating Data by Geographic Region
The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,			2021 vs. 2020% increase	2020 vs. 2019% increase
Traffic	2021	2020	2019	(decrease)	(decrease)
RPK (million)
Domestic	148,223.63	140,135.20	195,239.18	5.77	(28.22)
Regional	152.48	239.14	3,258.71	(36.24)	(92.66)
International	4,050.18	13,065.78	86,422.92	(69.00)	(84.88)
Total	152,426.29	153,440.11	284,920.82	(0.66)	(46.15)
RTK (million)
Domestic	14,389.54	13,720.92	18,897.97	4.87	(27.39)
Regional	25.48	30.19	312.80	(15.60)	(90.35)
International	6,793.68	7,053.76	13,414.05	(3.69)	(47.42)
Total	21,208.71	20,804.88	32,624.82	1.94	(36.23)
Passengers carried (thousand)
Domestic	97,717.02	93,911.34	128,706.50	4.05	(27.03)
Regional	147.75	213.22	2,480.54	(30.71)	(91.40)
International	639.89	2,731.48	20,445.12	(76.57)	(86.64)
Total	98,504.66	96,856.04	151,632.16	1.70	(36.12)
Cargo and mail carried (thousand tons)
Domestic	765.34	817.51	1,052.13	(6.38)	(22.30)
Regional	12.19	9.12	23.27	33.66	(60.80)
International	664.42	634.19	688.16	4.77	(7.84)
Total	1,441.95	1,460.83	1,763.57	(1.29)	(17.17)
Capacity
ASK (million)
Domestic	205,437.17	193,935.93	235,216.49	5.93	(17.55)
Regional	463.01	550.91	4,367.53	(15.96)	(87.39)
International	8,021.64	20,235.13	104,477.84	(60.36)	(80.63)
Total	213,921.82	214,721.97	344,061.86	(0.37)	(37.59)
ATK (million)
Domestic	23,431.06	22,182.70	26,803.84	5.63	(17.24)
Regional	61.20	70.71	506.71	(13.46)	(86.04)
International	10,025.45	11,638.87	19,123.06	(13.86)	(39.14)
Total	33,517.70	33,892.28	46,433.61	(1.11)	(27.01)

				2021 vs. 2020 increase (decrease) Percentage points	2020 vs. 2019 increase (decrease) Percentage points
Load Factors
Passenger load factor (RPK/ASK) (%)
Domestic	72.15	72.26	83.00	(0.11)	(10.74)
Regional	32.93	43.41	74.61	(10.47)	(31.20)
International	50.49	64.57	82.72	(14.08)	(18.15)
Average	71.25	71.46	82.81	(0.21)	(11.35)
Overall load factor (RTK/ATK) (%)
Domestic	61.41	61.85	70.50	(0.44)	(8.65)
Regional	41.64	42.70	61.73	(1.06)	(19.03)
International	67.76	60.61	70.15	7.16	(9.54)
Average	63.28	61.39	70.26	1.89	(8.88)
				2021 vs. 2020% increase	2020 vs. 2019% increase
Yield
Yield per RPK (RMB)				(decrease )	(decrease )
Domestic	0.46	0.41	0.52	12.20	(21.15)
Regional	1.46	1.05	0.75	39.05	40.00
International	1.61	0.96	0.39	67.71	146.15
Average	0.49	0.46	0.49	6.52	(6.12)
Yield per RTK (RMB)
Domestic	4.88	4.34	5.50	12.44	(21.09)
Regional	15.23	11.06	8.18	37.70	35.21
International	3.64	3.84	3.10	(5.21)	23.87
Average	4.49	4.18	4.54	7.42	(7.93)
Financial
Passenger revenue (RMB million)
Domestic	68,656	57,793	101,955	18.80	(43.32)
Regional	223	251	2,437	(11.16)	(89.70)
International	6,513	12,490	34,110	(47.85)	(63.38)
Total	75,392	70,534	138,502	6.89	(49.07)
Cargo and mail revenue (RMB million)	19,887	16,493	9,615	20.58	71.53
A. OPERATING RESULTS
The following discussion is based on our historical results of operations. Because of the factors discussed above, our results of operations may not be indicative of our future operating performance.
2021 compared with 2020
Net loss attributable to equity shareholders of the Company of RMB12,106 million was recorded in 2021 as compared to net loss attributable to equity shareholders of the Company of RMB10,847 million in 2020. The Group’s total operating revenue increased by RMB9,083 million or 9.81% from RMB92,561 million in 2020 to RMB101,644 million in 2021. Passenger load factor decreased by 0.21 percentage point from 71.46% in 2020 to 71.25% in 2021. Yield per RPK increased by 6.52% from RMB0.46 in 2020 to RMB0.49 in 2021. Yield per RTK increased by 7.42% from RMB4.18 in 2020 to RMB4.49 in 2021. Operating expenses increased by RMB7,229 million or 6.63% from RMB109,111 million in 2020 to RMB116,340 million in 2021. Mainly affected by the impact of the COVID-19 pandemic on the aviation industry, operating loss of RMB9,929 million was recorded in 2021 as compared to operating loss of RMB11,864 million in 2020.

Operating Revenue
The following table sets forth operating revenue for the years indicated:

	2021		2020
	Operating revenue RMB million	Percentage %	Operating revenue RMB million	Percentage %	Change in revenue %
Traffic revenue	95,279	93.74	87,027	94.02	9.48
Including: Passenger revenue	75,392		70,534		6.89
– Domestic	68,656		57,793		18.80
– Hong Kong, Macau and Taiwan	223		251		(11.16)
– International	6,513		12,490		(47.85)
Cargo and mail revenue	19,887		16,493		20.58
Other operating revenue	6,365	6.26	5,534	5.98	15.02
Mainly including:
Commission income	2,677		2,771		(3.39)
Cargo handling income	864		507		70.41
Ground services income	326		210		55.24
General aviation income	572		508		12.60
Hotel and tour operation income	538		390		37.95
Total operating revenue	101,644	100.00	92,561	100.00	9.81

	2021		2020		Change in traffic revenue %
	Traffic revenue RMB million	Percentage %	Traffic revenue RMB million	Percentage %
Passenger revenue	75,392	79.13	70,534	81.05	6.89
Cargo and mail revenue	19,887	20.87	16,493	18.95	20.58
Traffic revenue	95,279	100.00	87,027	100.00	9.48

	2021		2020
	Passenger revenue RMB million	Percentage %	Passenger revenue RMB million	Percentage %	Change in passenger revenue %
Domestic	68,656	91.07	57,793	81.94	18.80
Hong Kong, Macau and Taiwan	223	0.30	251	0.36	(11.16)
International	6,513	8.63	12,490	17.70	(47.85)
Total	75,392	100.00	70,534	100.00	6.89
Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 94.02% and 93.74% of the total operating revenue in 2020 and 2021, respectively. Passenger revenue and cargo and mail revenue accounted for 79.13% and 20.87%, respectively, of the total traffic revenue in 2021. During the reporting period, the Group’s total traffic revenue was RMB95,279 million, representing an increase of RMB8,252 million or 9.48% from prior year, mainly because of the increase in passenger revenue and in cargo revenue. The other operating revenue of the Group is mainly derived from commission income, hotel and tour operation income, general aviation income, cargo handling income and ground services income.
The increase in operating revenue was primarily due to an increase in passenger revenue by 6.89% from RMB70,534 million in 2020 to RMB 75,392 million in 2021. The total number of passengers carried increased by 1.70% from 96.86 million passengers in 2020 to 98.50 million passengers in 2021. RPKs decreased by 0.66% from 153,440 million in 2020 to 152,426 million in 2021.

Domestic passenger revenue, which accounted for 91.07% of the total passenger revenue in 2021, increased by 18.80% from RMB57,793 million in 2020 to RMB 68,656 million in 2021, mainly due to the maturity of COVID-19 prevention policies in the PRC and the number of passengers carried by domestic flight increased by 4.05% as compare to 2020. Domestic passenger traffic in RPKs increased by 5.77%, while passenger capacity in ASKs increased by 5.93%, resulting in a decrease in passenger load factor by 0.11 percentage point from 72.26% in 2020 to 72.15% in 2021. Yield per RPK increased by 12.20% from RMB0.41 in 2020 to RMB 0.46 in 2021.
Hong Kong, Macau and Taiwan passenger revenue, which accounted for 0.30% of total passenger revenue, decreased by 11.16% from RMB251 million in 2020 to RMB 223 million in 2021 primarily due to the continuous impact of overseas COVID-19 pandemic and the restriction of cross border traveling policy not lifted yet. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 36.24%, while passenger capacity in ASKs decreased by 15.96%, resulting in a decrease in passenger load factor by 10.47 percentage points from 43.41% in 2020 to 32.93% in 2021. Passenger yield per RPK increased by 39.05% from RMB1.05 in 2020 to RMB 1.46 in 2021.
International passenger revenue, which accounted for 8.64% of total passenger revenue, decreased by 47.85% from RMB12,490 million in 2020 to RMB6,513 million in 2021. For international flights, passenger traffic in RPKs decreased by 69.00%, while passenger capacity in ASKs decreased by 60.36%, resulting in a decrease in passenger load factor by 14.08 percentage points from 64.57% in 2020 to 50.49% in 2021. Passenger yield per RPK increased by 67.71% from RMB0.96 in 2020 to RMB1.61 in 2021.
Cargo and mail revenue, which accounted for 20.87% of the Group’s total traffic revenue and 19.57% of total operating revenue, increased by 20.58% from RMB16,493 million in 2020 to RMB19,887 million in 2021. The increase was mainly attributable to the increase in demand for freight, especially international freight, due to the impact of
COVID-19
pandemic.
Other operating revenue increased by 15.02% from RMB5,534 million in 2020 to RMB6,365 million in 2021. The increase was primarily due to the increase of ground services income, general aviation income, hotel and tour operation income and cargo handling income.
Operating Expenses
Total operating expenses in 2021 amounted to RMB116,340 million, representing an increase of RMB7,229 million or 6.63% compared to that of 2020, as a result of the increase of various traffic expenses. Total operating expenses as a percentage of total operating revenue decreased from 117.88% in 2020 to 114.46% in 2021.
The table below sets forth our operating expenses for the years indicated:

	2021		2020
	Operating expenses RMB million	Percentage %	Operating expenses RMB	Percentage %	Change in Operating expenses %
Flight operation expenses	45,569	39.17	37,545	34.41	21.37
Mainly including:
Jet fuel costs	25,505		18,797		35.69
Aircraft operating lease charges	920		977		(5.83)
Flight personnel payroll and welfare	10,763		10,232		5.19
Maintenance expenses	12,162	10.45	13,75	12.26	(9.07)
Aircraft and transportation service expenses	21,147	18.18	18,743	17.18	12.83
Promotion and selling expenses	4,705	4.04	5,007	4.59	(6.03)
General and administrative expenses	3,663	3.15	4,088	3.75	(10.4)
Depreciation and amortization	24,241	20.84	24,590	22.53	(1.42)
Impairment losses on property, plant and equipment and right-of-use assets	2,597	2.23	3,961	3.63	(34.44)
Hotel and tour operation expenses	423	0.36	317	0.29	33.44
External air catering service expenses	368	0.32	333	0.31	10.51
Financial institution charges	74	0.06	84	0.08	(11.9)
Cargo handling expenses	398	0.34	400	0.36	(0.5)
Others	993	0.86	668	0.61	48.65
Total operating expenses	116,340	100.00	109,111	100.00	6.63

Flight operation expenses, which accounted for 39.17% of total operating expenses, increased by 21.37% from RMB37,545 million in 2020 to RMB45,569 million in 2021, mainly resulting from an increase of jet fuel cost, which increased by 35.69% from RMB18,797 million in 2020 to RMB25,505 million in 2021. The increase in jet fuel cost was caused by the increase in jet fuel price in 2021.
Maintenance expenses, which accounted for 10.45% of total operating expenses, decreased by 9.07% from RMB13,375 million in 2020 to RMB12,162 million in 2021.
Aircraft and transportation service expenses, which accounted for 18.18% of total operating expenses, increased by 12.83% from RMB18,743 million in 2020 to RMB21,147 million in 2021. The increase was primarily due to an increase in the amounts of take-off
and landing as well as navigation fees and ground service related staff costs.
Promotion and selling expenses, which accounted for 4.04% of total operating expenses, decreased by 6.03% from RMB5,007 million in 2020 to RMB4,705 million in 2021.
General and administrative expenses, which accounted for 3.15% of the total operating expenses, decreased by 10.40% from RMB4,088 million in 2020 to RMB3,663 million in 2021.
Depreciation and amortization, which accounted for 20.84% of the total operating expenses, stayed at the same level in amounts as compared to 2020.
Impairment losses on property, plant and equipment and
right-of-use
assets, which accounted for 2.23% of the total operating expenses, decreased by 34.44% from RMB3,961 million in 2020 to RMB2,597 million in 2021, mainly due to the impairment provision for aircraft and related equipment.
Operating Loss
Operating loss of RMB9,929 million was recorded in 2021 as compared to an operating loss of RMB11,864 million in 2020.
Other Net Income
Other net income increased by RMB81 million from RMB4,686 million in 2020 to RMB4,767 million in 2021.
Interest Expense and Net Exchange Gain/(Loss)
Interest expense decreased by RMB 514 million from RMB6,716 million in 2020 to RMB 6,202 million in 2021, mainly due to the decrease in interest expense on lease liabilities .
Net exchange gain of RMB1,575 million was recorded in 2021, as compared with a net exchange gain of RMB3,485 million in 2020. Net exchange gain was primarily attributable to exchange difference arising from the lease liabilities denominated in USD, along with the appreciation of Renminbi against the U.S. dollar
Income Tax
Income tax credit of RMB2,894 million was recorded in 2021 as compared to an income tax credit of RMB3,368 million in 2020, as the Company recorded operating loss as impacted by the COVID-19 pandemic, and recognized deferred income tax assets for tax losses. The effective tax rate in 2021 was 20.81% as compared to 22.17% in 2020.

2020 compared with 2019
For a discussion of the comparison of our results of operation between 2019 and 2020, please see the section headed “Item 5. Operating and Financial Review and Prospects: A. Operating Results” in the Annual Report for the fiscal year ended December 31, 2020 on the Form
20-F
filed with the Securities and Exchange Commission on April 28, 2021.
B. LIQUIDITY AND CAPITAL RESOURCES
Generally, we meet our working capital and capital expenditure requirements through cash from our operations, the proceeds from issuance of bonds, the proceeds of certain long-term and short-term bank loans and lease financing.
As of December 31, 2021, we had banking facilities with several PRC commercial banks for providing loan financing of up to approximately RMB295,683 million to our Group. As of December 31, 2021, approximately RMB204,051 million was unutilized. As of December 31, 2021 and 2020, our cash and cash equivalents were RMB21,456 million and RMB25,419 million, respectively.
Net cash generated from operating activities in 2021, 2020 and 2019 amounted to RMB7,688 million, RMB2,698 million and RMB31,175 million, respectively. Our Group’s operating cash inflows are primarily derived from the provision of air transportation and related services to customers. Operating cash outflows primarily are related to the recurring operating expenses, including flight operation, maintenance, aircraft and transportation services, and others. Net cash generated from operating activities increased from RMB2,698 million in 2020 to RMB7,688 million in 2021, primarily due to the improvement of operations in the reporting period.
Net cash used in investing activities in 2021, 2020 and 2019 were RMB15,820 million, RMB8,049 million and RMB14,427 million, respectively. Cash capital expenditures in 2021, 2020 and 2019 were RMB17,137 million, RMB11,061 million and RMB15,622 million respectively. Net cash used in investing activities increased from RMB8,049 million in 2020 to RMB15,820 million in 2021, primarily representing the increase in the purchase of aircrafts.
Net cash generated from financing activities were RMB4,186 million in 2021, as compared to net cash generated from financing activities of RMB28,945 million in 2020. Net cash inflow from borrowings and repayments of borrowings amounted to RMB25,324 million in 2021, while net cash inflow from borrowings and repayments of borrowings amounted to RMB30,085 million in 2020,. The borrowings were used for capital expenditures and general working capital. Capital element of lease rentals paid was RMB21,613 million in 2021 and RMB20,670 million in 2020, respectively. The increase was primarily due to the increase of aircraft acquisitions.
Net cash used in financing activities amounted to RMB21,833 million in 2019. Net cash outflow from borrowings and repayments of borrowings amounted to RMB3,354 million in 2019. The borrowings were used for capital expenditures and general working capital. Repayment of capital leases amounted to RMB17,784 million in 2019, resulting from the increase of aircraft acquisitions under capital leases.
On September 27, 2018, we issued 1,578,073,089 A shares in total to CSAH at the issue price of RMB6.02 per A Share pursuant to the subscription agreement dated June 26, 2017 entered into between CSAH and us (as amended by the supplemental agreement dated September 19, 2017). The gross proceeds and net proceeds raised from such issuance are approximately RMB9,500 million and RMB9,488 million respectively, which were used for introducing aircraft and installation of lightweight seats for aircraft. As of December 31, 2020, the proceeds from this issuance have been fully utilized.
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
In October 2020, we issued a total of 160,000,000 bonds convertible to A Shares, with a nominal value of RMB100 each and an aggregate value amounting to RMB16,000 million. The convertible bonds were issued at nominal value and the initial conversion price was RMB6.24 per share. The bonds have a term of six years from the date of the issuance, which commences from October 15, 2020 and ends on October 14, 2026. The bonds bear an interest at the rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. If the conversion rights are not exercised in five transaction days after maturity, the bond will be redeemed at 106.5% of par value (including the interest for the sixth year). As of December 31, 2021, a total of 101,034,070 bonds had been converted into 1,619,135,633 A Shares.
The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds from the A Shares Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilized proceeds as of December 31, 2021 (RMB)	Unutilized proceeds as of December 31, 2021 (RMB)	Expected timeline for the use of unutilized proceeds
16,000,000,000.00	Purchasing aircraft and aviation equipment and maintenance projects	4,904,844,932.90	5,674,758,986.82	On or before December 31, 2022
	Introduction of spare engines	589,584,801.07	10,415,198.93	On or before December 31, 2022
	Supplementing working capital	4,800,000,000.00	—	Not applicable
Note: The total amounts of funds raised from 2020 Public Issuance of A Share Convertible Bonds were RMB16,000,000,000.00. After deducting the underwriting expenses of RMB17,691,726.00 (including VAT), the net cash subscription amount actually received was RMB15,982,308,274.00. After deducting other issuance expenses of RMB2,704,354.28 (including VAT) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB15,979,603,919.72.
On April 15, 2020, the Company issued 608,695,652 H shares in total to Nan Lung at the issue price of HK$5.75 per H share pursuant to the subscription agreement dated October 30, 2019 entered into between the Company and Nan Lung. The net price of each new H share issued under the H Share Issuance was HK$5.74 per H share. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.
Gross proceeds and the use of proceeds from H Shares Issuance:

Gross proceeds from H Shares Issuance (HKD)	Intended use of the proceeds as previously disclosed	Utilized proceeds as of December 31, 2021 (denominated in RMB)	Unutilized proceeds as of December 31, 2021 (denominated in RMB)	Expected timeline for the use of unutilized proceeds
3,499,999,999	Supplement of general working capital	3,499,999,999	—	Not applicable
Note: The total amounts of funds raised from 2020 Non-public Issuance of H shares were HKD3,499,999,999, equivalent to RMB3,178,664,999.09 based on the middle exchange rate of 1:0.90819 of HKD dollar against RMB on April 15 2020. After deducting the issuance expenses of RMB3,570,544.56, the net proceeds raised was RMB3,175,094,454.53.
On June 18, 2020, the Company issued 2,453,434,457 A Shares in total to CSAH at the issue price of RMB5.21 per A Share pursuant to the subscription agreement dated October 30, 2019 entered into between the Company and CSAH. The net price of each new A Share issued under the A Share Issuance was RMB5.21 per A Share. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on June 18, 2020. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.
Gross proceeds and the use of proceeds from A Shares Issuance:

Gross proceeds from the A Shares Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilized proceeds as of December 31, 2021 (RMB)	Unutilized proceeds as of December 31, 2021 (RMB)	Expected timeline for the use of unutilized proceeds
12,782,393,520.97	Procurement of aircraft	7,195,237,293.60	2,080,848,019.82	On or before June 30, 2022
	Repayment of the Company’s borrowings	3,500,000,000.00	—	Not applicable
Note: The total amounts of funds raised from 2020 Non-public Issuance of A Shares was RMB12,782,393,520.97. After deducting the underwriting expenses of RMB2,000,000.00 (including VAT), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (including VAT) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB12,776,085,313.42.
As of December 31, 2021, our aggregate long-term borrowings and lease liabilities (including borrowings and lease liabilities due within one year) were RMB149,190 million, among which RMB28,892 million, RMB37,840 million, RMB26,044 million, RMB13,575 million and RMB42,839 million, respectively, is due in 2022, 2023, 2024, 2025 and thereafter. Lease liabilities are mainly denominated in U.S. dollars, Euro and Japanese Yen. In the normal course of business, we are exposed to fluctuations in foreign currency exchange. Our exposure to foreign currency exchange primarily resulted from our foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects our results significantly because our foreign currency liabilities generally exceed our foreign currency assets. We are not able to hedge our foreign currency exposure effectively other than by retaining our foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.
As of December 31, 2021, our short-term bank loans amounted to RMB25,116 million, and our weighted average interest rate on short-term bank loans was 2.20% per annum. As of December 31, 2021, our outstanding ultra-short-term financing bills were RMB24,710 million. The primary use of the proceeds of our short-term bank loans and ultra-short-term financing bills is to finance working capital and capital expenditure needs. We have generally been able to arrange short-term borrowings with domestic banks in China as necessary and believe we can continue to obtain them based on our well-established relationships with various lenders.
As of December 31, 2021, the amounts of our lease liabilities were RMB102,749 million, predominately for aircraft, out of which RMB20,805 million, RMB19,229 million, RMB15,484 million, RMB12,498 million and RMB34,733 million, respectively, is due in 2022, 2023, 2024, 2025 and thereafter.

As of December 31, 2021, we had a working capital deficit of RMB73,124 million, as compared to a working capital deficit of RMB56,696 million as of December 31, 2020. Historically, we operated in a negative working capital position, relying on cash inflow from operating activities, proceeds from ultra short-term financing bills and short-term bank loans to meet our short-term liquidity and working capital needs. In 2020, 2021 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflows from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditure. As of December 31, 2021, we had banking facilities with several PRC commercial banks for providing loan financing up to approximately RMB295,683 million, of which approximately RMB204,051 million was unutilized, whereas in 2020, we received loan financing up to approximately RMB315,452 million, of which RMB228,188 million was unutilized.
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
As of December 31, 2021, we had capital commitments as follows:

	2022	2023	2024	2025	2026 and onwards	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Acquisition of aircraft and related equipment	33,165	15,093	6,404	—	—	54,662
Others	3,556	2,301	1,364	1,214	1,146	9,581
Total capital commitments	36,721	17,394	7,768	1,214	1,146	64,243
Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.
As of December 31, 2021, our cash and cash equivalents amounted to RMB21,456 million, and 5% of which were denominated in U.S. Dollars, Hong Kong Dollars, Euro, Japanese Yen and other foreign currencies.
In view of the unutilized bank facilities of RMB204,051 million, we expect that we will have sufficient funding sources to meet our cash requirements in the foreseeable future.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
None.
D. TREND INFORMATION
Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2021, that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. CRITICAL ACCOUNTING ESTIMATES
Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information concerning our directors, senior management and supervisors. There were certain changes in our directors, senior management and supervisors as of April 22, 2022, details of which are set forth below.

Name	Position	Gender	Age
Ma Xulun (1)	Chairman of the Board, Executive Director, President	Male	57
Han Wensheng	Executive Director, Vice Chairman of the Board, President	Male	55
*Zheng Fan	Independent Non-executive Director	Male	66
*Tan Jinsong	Independent Non-executive Director	Male	57
*Jiao Shuge	Independent Non-executive Director	Male	56
Liu Changle	Independent Non-executive Director	Male	70
Gu Huizhong	Independent Non-executive Director	Male	65
Guo Wei	Independent Non-executive Director	Male	59
Yan Andrew Y	Independent Non-executive Director	Male	64
*Li Jiashi	Chairman of the Supervisory Committee, Supervisor	Male	60
Ren Jidong (2)	Chairman of the Supervisory Committee, Supervisor, Executive Vice President	Male	57
Lin Xiaochun	Supervisor	Male	50
*Mao Juan	Supervisor	Female	49
Yang Bin	Supervisor	Male	53
Zhang Zhengrong	Executive Vice President	Male	59
Luo Laijun	Executive Vice President	Male	50
Wu Yingxiang	Executive Vice President	Female	48
Yao Yong	Executive Vice President, Chief Accountant and Chief Financial Officer	Male	52
Cheng Yong	Executive Vice President	Male	60
Wang Zhixue	Executive Vice President	Male	61
*Li Tongbin (3)	Executive Vice President and Chief Engineer	Male	60
Su Liang	Chief Economist	Male	60
Chen Weihua Li Shaobin	Chief Legal Adviser Chief Training Officer	Male Male	55 58
Xie Bing	Company Secretary, Secretary to the Board	Male	48
Feng Huanan	COO Flight Safety	Male	59
Luo Minghao	Chief Pilot	Male	59
Zhu Hailong	Chief Operation Officer	Male	58
Wu Rongxin	Chief Engineer	Male	50

(1)	Ma Xulun ceased to be President since 22 June 2021.
(2)	Ren Jidong ceased to be Executive Vice President since 29 Oct 2021.
(3)	Li Tongbin ceased to be Executive Vice President and Chief Engineer since 7 Jan 2022.
Notes: * represents the personnel has already resigned as at the end of the reporting period.

Directors
Ma
Xulun
, male, born in July 1964 (aged 57), graduated from the School of Mechanical Science & Engineering of Huazhong University of Science & Technology, majoring in industrial engineering. He has a master’s degree of engineering and is a certified public accountant and a member of the Chinese Communist Party. He started his career in August 1984. He has been the Vice President of China National Materials Storage and Transportation Corporation, the Deputy Director General of the Finance Department of the CAAC, the Vice President and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as the Vice President of general affairs and the Deputy Party Secretary of Air China Corporation Limited in October 2002; and served as a director, the President and the Deputy Party Secretary of Air China Limited in September 2004. He served as a Party Member of China National Aviation Holding Company and a Director, the President and the Deputy Party Secretary of Air China Limited in December 2004, and the Vice President and a Party Member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as the Deputy Party Secretary of China Eastern Air Holding Company and the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited. He served as the Secretary to the Party Committee and the Vice President of China Eastern Air Holding Company and the President of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as a Director, the President and the Deputy Party Secretary of China Eastern Air Holding Company, and the Vice Chairman, the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited in December 2016. In February 2019, he served as the Director, the President and the Deputy Party Secretary of CSAH. In March 2019, he acted as the President of the Company. In May 2019, he acted as the Vice Chairman of the Company. Since December 2020, he has served as the President and Party Secretary of CSAH and Chairman and President of the Company. Currently, he also acts as the vice chairman of China Chamber of International Commerce, member of China Council for the Promotion of International Trade and director of the board of International Air Transport Association.
Han Wensheng
, male, born in January 1967 (aged 55), graduated from the Management Department of Tianjin University, majoring in engineering management, with qualification of a master’s degree, a member of the Chinese Communist Party. He obtained a master’s degree of Engineering and is an economist. He began his career in August 1987. He served as the Deputy Director General of Cadre Training Center of the Company, the Director of The Research Bureau of the Company, the General Manager of the Labour Department and the Secretary of the CPC General Committee of the Company, the Deputy Director General and a member of Party Committee of the Commercial Steering Committee, the General Manager as well as the Deputy Party Secretary of the Sales and Marketing Department of the Company, and the General Manager and Deputy Party Secretary of Shanghai base. He acted as the Deputy Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and the Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as the Vice President and the Party Member of CSAH from October 2016. From November 2017, he served as the Vice President and the Party Member of CSAH and the Vice President and Party Member of the Company. He was appointed as a Director and the Deputy Party Secretary of CSAH and the Vice President of the Company in November 2018. From December 2018, he served as the Deputy Party Secretary of the Company. Since January 2019, he has served as a Director and Deputy Party Secretary of CSAH. Since May 2019, he has served as a Director of the Company. Since June 2021, he has served as the President and Vice Chairman of the Company. Since July 2021, he has served as the President of CSAH. Currently, he also acts as the standing committee member of the 12th session of Guangdong Provincial Committee of Chinese People’s Political Consultative Conference. Apart from the Company, the company listed in Hong Kong or overseas in which Mr. Han has held a directorship in the past three years is TravelSky Technology Limited.
Liu Changle,
male, born in November 1951 (aged 70), graduated from the Communication University of China with a Bachelor’s degree. He was conferred an honorary doctoral degree in literature by the City University of Hong Kong and an honorary doctoral degree in management sciences by the University of South China. Mr. Liu Chang Le founded Phoenix Satellite Television in 1996. He had been the Executive Director, Chairman and Chief Executive Officer of Phoenix Media Investment (Holdings) Limited. Mr. Liu Chang Le is currently a member of the Thirteenth National Committee of the Chinese People’s Political Consultative Conference (the “PCC”) and was a member of the Tenth and Eleventh National Committee of the PCC. He served as the Vice Chairman of the Subcommittee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and served as a member of Standing Committee of the Twelfth National Committee of the PCC. Mr. Liu Chang Le was an Independent Non-executive Director of the Company from December 2011 to December 2017. Mr. Liu Chang Le has been serving as an Independent Non-executive Director of the Company since April 2021. Apart from the Company, the company listed in Hong Kong or overseas in which Mr. Liu Chang Le has held a directorship in the past three years is Phoenix Media Investment (Holdings) Limited.

Gu Huizhong
, male, born in November 1956 (aged 65), graduated from Zhengzhou University of Aeronautics and holds a Master’s degree. He graduated with a Master’s degree from Beihang University majoring in International Finance and is a senior accountant at a professor level. Mr. Gu is a Chinese Communist Party member and began his career in 1974. He served as the Deputy Chief and Chief of the General Office of Financial Division of Aviation Industry Department, the Director of International Affairs Financial Division of Aviation Industry Corporation of China, the General Manager of Zhongzhen Accounting Consultative Corporation, the Vice Director-General of Financial Department of Aviation Industry Corporation of China and the Deputy Director-General of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of Party Leadership Group and the Vice President of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of the Party Leadership Group, the Vice President and the Chief Accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, the Vice President and the Chief Accountant of Aviation Industry Corporation of China. He acted as the Chairman of AVIC I International Leasing Co., Ltd., the Chairman of AVIC I Financial Co., Ltd., the Chairman of CATIC International Holdings Limited, the Chairman of AVIC Capital Co., Ltd. and the Chairman of AVIC International Vanke Company Limited. Currently, he is serving as an external director of Ansteel Group Co., Ltd. and the Vice Chairman of the Accounting Society of China. He has been serving as an Independent Non-executive Director of the Company since December 2017.
Guo Wei,
male, born in February 1963 (aged 59), holds a Master’s degree. He graduated from the University of Science and Technology of China. Mr. Guo is a senior engineer and a Chinese Communist Party member. He began his career in 1988. Mr. Guo served as Executive Director and the Senior Vice President of the Lenovo Group. Currently, he is the Executive Director, Chairman of the Board of Directors and Chief Executive Officer of Digital China Holdings Limited, the Chairman of Digital China Group Co., Ltd and the Chairman of Digital China Information Service Co., Ltd. In addition, Mr. Guo also served in a number of positions, such as a member of the Eleventh and Twelfth National Committee of the PCC, a member of the Fourth Committee of the Advisory Committee for State Informatization, the first President of China Strategic Alliance of Smart City Industrial and Technology Innovation, the Vice President of Digital China Industry Alliance and the Vice President of the Society of Management Science of China. Mr. Guo was an Independent Non-executive Director of the Company from June 2015 to December 2017. He has been serving as an Independent Non-executive Director of the Company since April 2021.
Yan Andrew Y
, male, born in September 1957 (aged 64), holds a Master’s degree. He graduated from Princeton University in International Political Economy. From February 1982 to October 1984, he served as the Chief Engineer of Jianghuai Airplane Corp. He studied in Peking University from 1984 to 1986. He studied in Princeton University from 1986 to 1989. From June 1989 to February 1991, he served as an Analyst in the World Bank. From March 1991 to January 1993, he served as a Research Fellow in the Hudson Institute. From January 1993 to February 1994, he served as the Director of Asia Business Development of US Sprint Corporation. From March 1994 to September 2001, he served as the Managing Director and Head of Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds. Since October 2001, he has been serving as the Founding Managing Partner of SAIF Partners. Currently, Mr. Yan is an Independent Non-executive Director of China Resources Land Limited, an Independent Non-executive Director of the Company, a Director of ATA Inc. and an Independent
Non-executive
Director of 360 DigiTech, Inc. In addition, Mr. Yan was a Director of TCL Corporation, Blue Focus Communication Group, Qingdao Haier Co., Ltd., Haier Smart Home Co., Ltd. and Shanghai Welltech Automation Co., Ltd., and an Independent Non-executive Director of Guodian Technology & Environment Group Corporation Limited in the last three years. Mr. Yan has been serving as an Independent Non-executive Director of the Company since April 2021.
Supervisors
Ren Jidong
, male, born in January 1965 (aged 57), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor’s degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer and a member of the Chinese Communist Party. Mr. Ren began his career in August 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005, a member of the Standing Committee of the CPC of the Company from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from March 2005, a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of the Company from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from May 2009 and the Executive Vice President of the Company from July 2018, an the Chairman of the Labour Union of CSAH and the Company since August 2021. He served as the employees’ representative director of CSAH since November 2021 and Chairman of the Supervisory Committee of the Company since December 2021. Currently, he also acts as Vice President of Aviation Fuel Branch of China Air Transport Association, Director of China Air Transport Association and Vice Director General of Guangdong Lingnan Fund (廣東省嶺南基金會).

Lin Xiaochun
, male, born in May 1971 (aged 50), graduated from the Peking University Law School with a bachelor’s degree of laws, majoring in international law. He obtained his Master of Business Administration from the Beijing University of Technology and the City University of the United States and his Executive Master of Business Administration (EMBA) from the Tsinghua University School of Economics and Management. He obtained qualifications as an Enterprise Legal Adviser and a corporate lawyer, and is a member of the Chinese Communist Party. He started his career in July 1995. He served as the Deputy Director of the legal department of the Company in October 2006, the Deputy General Manager of the legal department of China Southern Airlines Company Limited in January 2009, the Deputy Director of the legal department of CSAH and the Deputy General Manager of the legal department of the Company in December 2009, the Director of the legal department of CSAH in May 2013, and the General Manager of the Laws & Standards Division of CSAH and the General Manager of the Laws & Standards Division of the Company in April 2017. He has served as a Supervisor of the Company since May 2019.
Yang Bin
, male, born in September 1968 (aged 53), Master of Business Administration. He is a qualified senior accountant and a member of the Chinese Communist Party. He began his career in November 1991. He had been as the Deputy General Manager and the General Manager of the Finance Department of the Company, the General Manager of the Finance Department in CSAH, and the General Manager of Hunan Branch of the Company from May 2019. He served as the General Manager of Audit Department in the CSAH and the Company from August 2021. He served as Supervisor of China Southern Airlines Company Limited since November 2021. Currently he also serves as a Supervisor of Xiamen Airlines.
Senior Management
Zhang Zhengrong
, male, born in September 1962 (aged 59), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting. He was graduated from Party School of the Central Committee of CPC majoring in economic management with a bachelor’s degree. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in February 1982. He served as Vice Captain of Third Flight Corps of Civil Aviation Administration, Vice Captain of Fourth Flight Corps and Captain of First Flight Corps of CSAH. From May 2002, he has been the Deputy General Manager of Civil Aviation Administration of the Company and Captain of First Flight Corps of the Company. From November 2002, he has been General Manager of Department of Security Supervision of the Company, as well as General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in May 2004. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. From March 2009, he has been Chief Pilot and Director of Aviation Security Department of the Company. Since April 2012, he served as the Chief Pilot, COO Flight Safety and Director of Aviation Security Department of the Company and in July 2012, he served as the Chief Pilot and Aviation Security Minister of CSAH. Since April 2014, he has acted as Chief Pilot, COO Flight Safety and Director of Aviation Security Department of CSAH. Since December 2016, he has been Chief Pilot of CSAH. He has served as Chief Operation Officer of the Company since January 2017. Since November 2017, he has been the President Assistant of CSAH and Chief Operation Officer of the Company. From June 2018, he has been the Vice President, Party Member of CSAH and Chief Operation Officer of the Company. In August 2018, he served as the Executive Vice President of the Company. Since November 2018, he acted as the Executive Vice President, Party Member of CSAH and the Executive Vice President of the Company. Currently, he also serves as the chairman of Guizhou Airlines Company Limited, and Vice President of the fourth Council of Aircraft Owners and Pilots Association of China.

Luo Laijun
, male, born in October 1971 (aged 50), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in July 1993. He served as the Manager of Finance Department in Shanghai Branch of the Company, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines Company Limited. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines Company Limited in June 2003; Director of Business Assessment Office of the Company in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party Member of Financing Plan Department of the Company in November 2005; General Manager and Deputy Party Secretary of Freight Department of the Company in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of the Company in July 2012; Executive Deputy Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in November 2016; Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in August 2017; Executive Vice President and the Party Member of CSAH and Executive Vice President of the Company in March 2019. Currently, he also serves as Chairman of China Southern Airlines Henan Airlines Company Limited, Vice Chairman of Sichuan Airlines Co., Ltd. and Director of TravelSky Technology Limited, Vice President of the fifth Council of China Air Transport Association and Vice Chairman of the seventh Council of China Communications and Transportation Association.
Wu Yingxiang
, female, born in November 1973 (aged 48), graduated from Business Administration Department of Central South University of Technology with a bachelor’s degree, majoring in International Accounting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and she is a Senior Accountant, a Certified Public Accountant, a Chartered Global Management Accountant and a member of the Chinese Communist Party. Ms. Wu began her career in July 1994. She served as assistant minister of Finance Department of China Southern Airlines (Group) Company in March 2001; vice minister of Finance Department of CSAH in September 2005; minister of Finance Department of CSAH in September 2012; the head of Performance Appraisal Management Department of CSAH in February 2017; the General Manager of Comprehensive Performance Appraisal Department of CSAH and the Company in April 2017; the General Manager and Deputy Party Secretary of Shantou Airlines Company Limited in September 2018; Party Secretary and Deputy Director General of the Marketing Management Committee of the Company in October 2019; Party Member of China Southern Air Holding Company Limited in May 2020; the Executive Vice President and Party Member of CSAH as well as the Executive Vice President of the Company in June 2020. Currently, she also serves as vice chairman of China National Aviation Corporation (Hong Kong) Limited and the chairman of Shantou Airlines Company Limited.
Yao Yong
, male, born in November 1969 (aged 52), graduated from National Economics and Management College of Sichuan University with a bachelor’s degree of economics, majoring in National Economic Management. He holds a Master of Business Administration degree from University of Electronic Science and Technology of China—Webster University. He is a qualified senior accountant, senior auditor, Chartered Certified Accountant of ACCA and a member of the Chinese Communist Party. He began his career in July 1991. He acted as a member of the Capital Construction Audit Department of Sichuan Provincial Audit Department, a deputy chief member and chief member of the Fixed Assets Investment Audit Department of Sichuan Provincial Audit Department. He acted as the Director of Financial Management Department of Ertan Hydropower Development Co Ltd in March 2003. He served as the deputy chief accountant and director of the Finance Department of Ertan Hydropower Development Co Ltd in July 2007, and the chief accountant and director of the Finance Department of Ertan Hydropower Development Co Ltd in October 2010. He served as the chief accountant of Yalong Hydro in November 2012, the Director of Finance Department of State Development and Investment Corporation (renamed as State Development & Investment Corp., Ltd. in December 2017) in June 2017. He has served as the chief accountant and the Party Member of CSAH since March 2021, and the Executive Vice President, chief accountant and Chief Financial Officer of the Company since April 2021. Currently, he also serves as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd. and Chairman of China Southern Airlines Group Finance Company Limited.

Cheng Yong
, male, born in April 1962 (aged 60), graduated from Civil Aviation Flight College of China majoring in Aircraft Piloting and Civil Aviation Flight University of China majoring in Wingmanship, with a bachelor’s degree. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior pilot and a member of the Chinese Communist Party. He began his career in January 1982. He has been the Deputy Head of Shenyang Chief Flight Corps Team of China Northern Airlines Company, vice president of China Northern Airlines Company Tian’e LLC and president of China Northern Airlines Company Sanya Co., Ltd. He served as the General Manager of CSAH Northern Division in November 2004; president and Deputy Party Secretary of Northern Branch of the Company in January 2005; deputy leader of steering group for reorganization of Liaoning Airport Management Group Company, president and Deputy Party Secretary of Northern Branch of the Company in October 2008; deputy leader of steering group for reorganization of Liaoning Airport Management Group Company in January 2009; president and deputy party secretary of Beijing Branch of the Company in April 2009; a member of the Standing Member of Party Committee of the Company and General Manager and Deputy Party Secretary of Beijing Branch of the Company from April 2010; a Standing Member of Party Committee of the Company in July 2017. He has served as Executive Vice President of the Company since August 2018. Currently, he also serves as the chairman of Guangzhou Nanland Air Catering Company Limited, Shenzhen Air Catering Co., Ltd., Guangzhou China Southern Airlines China Duty Free Co., Ltd. and Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited.
Wang Zhixue
, male, born in January 1961 (aged 61), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained a degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a qualified senior pilot and a member of the Chinese Communist Party. Mr. Wang began his career in February 1981. Mr. Wang successively served as the Deputy Chief Pilot and Director of the Flight Safety Technology Department of Shantou Airlines Company Limited of CSAH, Deputy Chief Pilot and Manager of the Flight Safety Technology Division of Shantou Airlines Company Limited of CSAH. He also acted as the Deputy General Manager of Shantou Airlines Company Limited of CSAH from June 2002, and the General Manager of the Flight Management Division of the Company from October 2004, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009. Mr. Wang has been Chief Pilot and a member of the Standing Committee of the CPC of the Company from July 2012, and Executive Vice President, Chief Pilot and a member of the Standing Committee of the CPC of the Company from August 2012. He has been Executive Vice President and a member of the Standing Committee of the CPC of the Company from December 2016. He has been Executive Vice President of the Company from July 2018. Currently, he also serves as Vice Chairman, President and Legal Representative of Xiamen Airlines Company Limited and a member of the twelfth Committee of the Chinese People’s Political Consultative Conference of Fujian Province.
Su Liang
, male, born in April 1962 (aged 60), graduated from the University of Cranfield, United Kingdom with a master’s degree majoring in Air Transport Management, and is an engineer and a member of the Chinese Communist Party. Mr. Su began his career in December 1981. He successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAH Shenzhen Company. Mr. Su was the Secretary to the Board of the Company from July 2000, the Secretary to the Board and Director General of Company Secretary Office of the Company from December 2003, the Secretary to the Board, Deputy Director General and Party Member of Commercial Steering Committee of the Company from November 2005, the Secretary to the Board and Director General of Company Secretary Office and Deputy Director General and Party Member of Commercial Steering Committee of the Company from February 2006. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Chairman of Southern Airlines Culture and Media Co., Ltd.
Chen Weihua
, male, born in October 1966 (aged 55), graduated from the School of Law of Peking University with a bachelor’s degree, majoring in Law and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is an economist, a qualified lawyer in the PRC, a qualified corporate legal counselor and a member of the Chinese Communist Party. Mr. Chen began his career in July 1988. He successively served as Deputy Director of Legal Department of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Division) of the Company and China Southern Airlines (Group) Corporation. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Division of the Company from June 2004. Mr. Chen has been the Chief Legal Adviser and General Manager of the Legal Division of the Company since October 2008. He has served as Chief Legal Adviser of the Company since April 2017. For now, he also acts as Director of the Board of Xiamen Airlines Company Limited.

Li Shaobin
, male, born in April 1964 (aged 58), graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers’ College, and obtained a university degree from the Party School of the Central Committee of CPC majoring in economics and management. He is an expert of political science and a member of the Chinese Communist Party. He began his career in July 1984. He was an officer of Public Relationship Section of Political Department of the Hunan Bureau of Civil Aviation Administration, the Senior Staff Member of Publicity Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration and the Principal Staff Member of Publicity Department of the Company. He served as the Deputy Director of Publicity Department of the China Southern Airlines (Group) Company in September 1994. He had been the Director of Political Division of Flight Department of the Company from December 1999. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004. Mr. Li served as the Party Secretary and Vice President of Guangzhou Flight Operations Division of the Company from March 2006. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Executive Director of the Company since January 2013. Mr. Li served as the President and Deputy Party Secretary of the Training Centre of the Company since April 2017. Mr. Li also has been the Chief Training Officer of the Company since June 2019.
Xie Bing
, male, born in September 1973 (aged 48), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master’s degree of business administration from the Management School of Jinan University, a master’s degree of business administration (international banking and finance) from the University of Birmingham, Britain and an MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist. Mr. Xie has the qualification for the Secretary to the Board of companies listed on the Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on the Stock Exchange. Mr. Xie is a fellow member and FCS of The Hong Kong Chartered Governance Institute and a member of the Chinese Communist Party. Mr. Xie began his career in July 1995. He successively served as the Assistant of the Secretary to the Board of the Company, and the Executive Secretary of the General Office of CSAH. Mr. Xie has been the Secretary to the Board and Deputy Director of the Company Secretary Office from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. From April 2017, he has been the Secretary to the Board of the Company, Director of the Company Secretary Office of the Company. For now, he also acts as Chairman of China Southern Airlines Group Capital Holding Limited and Chairman of CSA International Finance Leasing Co., Ltd., Deputy President of Central Enterprises Overseas Students Sodality, a Council Member of The Hong Kong Charted Governance Institute, Deputy Director of Secretary Committee of China Association for Public Companies, a committee member of the board secretaries committee for The Listed Companies Association of Guangdong and Vice President’s representative of China Group Companies Association.
Feng Huanan
, male, born in November 1962 (aged 59), graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained a master’s degree in Aeronautical Engineering from School of Automation Science and Electrical Engineering of Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from Tsinghua University. He is a qualified senior pilot and a member of the Chinese Communist Party. Mr. Feng began his career in January 1983. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company. He was the General Manager of Flight Safety Technology Department from December 1999, and the General Manager of Flight Technology Management Department of the Company from November 2002. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006. He has been the COO Flight Safety of the Company since August 2014. He also acts as Vice Chairman of China Airline Pilots Association, Expert of Guangzhou Airport Smart Tank, and Council Member of China Occupational Safety and Health Association, Member of the fifth Council China Air Transport Association and head of Safety Management Committee of China Air Transport Association.
Luo Minghao
, male, born in September 1962 (aged 59), graduated from the Civil Aviation Flight College of China majoring in Aircraft Piloting. He graduated with a master’s degree from the Party School of Hunan Provincial Committee majoring in economics. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is Second Class Pilot and a member of the Chinese Communist Party. He began his career in July 1982. He served as the deputy general manager of the flight division of Hunan Branch of CSAH and deputy general manager of Bei Hai Sales Department of Hunan Branch of CSAH, general manager of Bei Hai Sales Department in Hunan Branch of the Company. He served as the deputy general manager of Hunan Branch of the Company in May 2002, General Manager and Deputy Party Secretary of the Cabin Department of the Company in December 2006. He acted as General Manager and Deputy Party Secretary of Dalian Branch of the Company in December 2010, General Manager and Deputy Party Secretary of Guangzhou Flight Department of the Company in July 2012. He has been Chief Pilot of the Company since March 2018. He also serves as Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited.

Zhu Hailong
,
male, born in December 1963 (aged 58), graduated from Civil Aviation Flight College of China majoring in Aircraft Piloting and possesses post-secondary qualifications. He graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation with an on-job
bachelor’s degree. Mr. Zhu holds the title of First Class Pilot and a member of the Chinese Communist Party. He began his career in January 1983. He was a pilot of the 15th Fleet of CAAC, a pilot in the Flight Department of CSA Hainan, vice-captain of the Second Squadron, leader of the B737 Squadron, the deputy general manager and general manager of the Flight Department. He served as general manager’s assistant and general manager of Haikou Flight Department in Hainan Branch of the Company. He served as deputy general manager and a member of the Party Committee of Shantou Airlines Company Limited in June 2007; deputy general manager, manager of the Flight Department and a member of the Party Committee in Hubei Branch of the Company in March 2013; deputy general manager and a member of the Party Committee in Shenzhen Branch of the Company in September 2015; deputy general manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in February 2018; and the head of Chief Flight Corps Team and Deputy Party Secretary of the Company in May 2018. Since December 2020, he has been the Chief Operation Officer of the Company.
Wu Rongxin
, male, born in January 1972 (aged 50), graduated from the China Civil Aviation Institute with a bachelor’s degree, majoring in thermal power machinery and equipment. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in July 1994. He served as Manager of Finance Department of Aircraft Engineering Department of China Southern Airlines Company Limited. In June 2008, he served as the Chief Financial Officer and Party Member of Guangzhou Aircraft Maintenance Engineering Co., Ltd., and Executive Vice President and Deputy Party Secretary of Guangzhou Aircraft Maintenance Engineering Co., Ltd. in April 2011. He served as Director of Planning and Investment Department of China Southern Air Holding Company Limited in November 2016, General Manager of Strategic Planning & Investment Division of China Southern Air Holding Company Limited and China Southern Airlines Company Limited in April 2017, General Manager of Aircraft Engineering Department and Deputy Party Secretary of China Southern Airlines Company Limited in March 2021, and General Manager and Deputy Party Secretary of Engineering Technology Branch (Aircraft Engineering Department) of China Southern Airlines Company Limited in September 2021. He has served as Chief Engineer of China Southern Airlines Company Limited since January 2022. Currently, he also acts as Director of China Aviation Supplies Co., Ltd., Chairman of Guangzhou Aircraft Maintenance Engineering Co., Ltd., Director of MTU Maintenance Zhuhai Co., Ltd., and the Vice Chairman of Civil Aviation Maintenance Association of China.
None of our Directors, supervisors or members of our senior management was selected or chosen as a result of any arrangement or understanding with any major shareholders, customers or suppliers. None of the above Directors or Supervisors, senior management of our Company has any family relationship with any Directors, Supervisors, senior management, substantial shareholders of our Company. None of our directors or senior management owns any shares or options in our Group as of April 22, 2022.
B. COMPENSATION
The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2021 was RMB14.88 million. For the year ended December 31, 2021, we paid an aggregate of approximately RMB1.85 million on behalf of our executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal and provincial governments in which we participate.

Details of the remuneration of Directors and Supervisors for the year ended December 31, 2021 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Executive Directors
Ma Xulun	—	—	—	—
Han Wensheng	—	—	—	—
Independent Non-executive Directors
Liu Changle	133	—	—	133
Gu Huizhong	153	—	—	153
Guo Wei	133	—	—	133
Yan Andrew Y	133	—	—	133
Zheng Fan	20	—	—	20
Tan Jinsong	50	—	—	50
Jiao Shuge	50	—	—	50
Supervisors
Ren Jidong (1)	—	667	131	798
Lin Xiaochun	—	655	147	802
Yang Bin	—	294	25	319
Li Jiashi	—	—	—	—
Mao Juan	—	478	134	612
Total	672	2,094	437	3,203

(1)
Ren Jidong did not receive any remuneration for his service in the capacity of supervisor of the Company but received salary for his service as a member of senior management in 2021. He also held management position in CSAH and his salary for his services was borne by CSAH since November 2021.

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
re-election.
Aviation Safety Committee
The Aviation Safety Committee comprises three members and is chaired by Ma Xulun, an executive director. The other two members are Han Wensheng as an executive director and Guo Wei as an independent non-executive
director.
The Aviation Safety Committee held two meetings in 2021, which were held in accordance with its rules and procedures, and considered a report on the safety production and operation of the Company, safety production and operation in the first half of the year and the work plan for the second half of the year.
Strategic and Investment Committee
The Strategic and Investment Committee comprises three members, Ma Xulun as an executive director, Liu Changle as an independent non-executive
Director and Gu Huizhong as an independent
non-executive
Director. Ma Xulun is the Chairman of the Strategic and Investment Committee.

The Strategic and Investment Committee held one meeting in 2021 in accordance with its rules and procedures, and considered a report on implementation of the major strategic investment matters of the Company.
Audit and Risk Management Committee
The Audit and Risk Management Committee is appointed by our Board and consists of three independent non-executive
directors. The current members of the Audit and Risk Management Committee are Gu Huizhong, Guo Wei and Yan Andrew Y. Gu Huizhong is the Chairman of the Audit and Risk Management Committee. A member may serve consecutive terms upon re-election.
At least once a year, the committee is required to meet with our Company’s external auditors without any executive members of our Board in attendance. The Audit and Risk Management Committee held seven meetings in 2021, which were attended by all members.
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
Remuneration and Assessment Committee
The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by independent non-executive
director Guo Wei with the executive director Han Wensheng and the independent non-executive
director Gu Huizhong as members. The term of office of each member is three years. A member may serve consecutive terms upon re-election.
The Remuneration and Assessment Committee held two meetings in 2021, which were attended by all members. The Remuneration and Assessment Committee reviewed the resolutions including the performance contract for senior management and remuneration of senior management.
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
The Remuneration and Assessment Committee consults, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive directors. The Remuneration and Assessment Committee is also responsible for assessing the performance of executive directors and approving the terms of the executive directors’ service contracts. The Remuneration and Assessment Committee performed all its responsibilities under its terms of reference in 2021.
Nomination Committee
The Nomination Committee was established on June 28, 2007. Before that, nomination of directors and other senior management was mainly undertaken by our Board. According to the Articles of Association, our Board has the authority to appoint from time to time any person as director to fill a vacancy or as additional director. In selecting candidate directors, our Board focuses on their qualifications, technical skills, experience (in particular, the experience in the industry in which we operate in case of candidates of executive directors) and their contributions to the Board.

As the date of this Annual report, the Nomination Committee consisted of three members, including Gu Huizhong, an independent non-executive
director, as the chairman of the committee, and Ma Xulun, an executive director, and Liu Changle, an independent non-executive
director, as members. The responsibilities of the Nomination Committee are to make recommendations to our Board in respect of the size and composition of our Board based on the operational activities, assets and shareholding structure of our Company; study the selection criteria and procedures of directors and executives and give advice to our Board; identify qualified candidates for directors and executives; and investigate and propose candidates for directors and managers and other senior management members to our Board.
In accordance with relevant laws and regulations, as well as the provisions of our Articles of Association, the Nomination Committee studies and determines the selection criteria, procedures and terms of office for directors and managers with reference to our Company’s actual situation. Any resolution made in this regard shall be filed with and proposed to our Board for approval.
The Nomination Committee held two meetings in 2021 and nominated persons including Mr. Yao Yong as the Executive Vice President, Chief Accountant and Chief Financial Officer of the Company, Mr. Han Wen Sheng as the President of the Company.
D. EMPLOYEES
As of December 31, 2019, 2020 and 2021, we had 103,876, 100,431 and 98,098 employees, respectively. The table below sets forth the number of our employees by activity as of December 31, 2021. During 2021, we employed 20,180 temporary employees.
Below is a breakdown of persons employed by main category of activity.

	Employees	% of Total
Pilots	11,305	12%
Flight attendants	21,216	22%
Maintenance personnel	15,979	16%
Passenger transportation personnel	7,887	8%
Cargo transportation personnel	5,572	6%
Ground service personnel	11,475	12%
Flight operation officers	2,319	2%
Flight security guards	3,685	4%
Information system personnel	1,788	2%
Financial personnel	1,782	2%
Others	15,090	15%
Total	98,098	100%
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
Retirement benefits
Our employees participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where our major operations are located. We are required to contribute to these schemes at rates ranging from 14% to 16% of salary costs, including certain allowances, in 2021, and from 14% to 16% in 2020. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of our Group are assumed by these schemes. We, at our sole discretion, have made certain welfare subsidy payments to these retirees.
In 2014, our Company and our major subsidiaries joined a newly defined contribution retirement scheme that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2021 was approximately RMB998 million.
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

E. SHARE OWNERSHIP
None of our directors or senior management owns any shares or options in our Company as of April 22, 2022.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The table below sets forth information regarding the ownership of our share capital as of March 31, 2022 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Beneficially Owned (1)	Percentage of the Respective Class of Shares (2)	Percentage of Total Shares (2)
A shares	CSAH(3)	8,600,897,508	67.87%	50.75%
H shares	HKSCC Nominees Limited	1,750,798,857	40.95%	10.33%
H shares	CSAH (4)	2,279,983,577	53.33%	13.45%
H shares	Nan Lung Holding Limited	2,279,983,577	53.33%	13.45%
A shares	China National Aviation Fuel Group Corporation	353,261,857	2.79%	2.08%
A shares	Hong Kong Securities Clearing Company Limited	612,534,745	4.83%	3.61%
H shares	American Airlines Group Inc.(5)	270,606,272	6.33%	1.60%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)
Percentage of A Shares and percentage of H Shares is based on 12,673,302,464 A Shares and 4,275,144,849 H Shares, respectively, issued as of March 31, 2022. Percentage of total shares is based on 16,948,447,313 shares issued as of March 31, 2022.

(3)
CSAH subscribed for 101,027,580 A Share convertible bonds that were issued by the Company on October 15, 2020. On June 18, 2021, all of the A Share convertible bonds held by CSAH were converted into A Shares.

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
As of December 31, 2021, there were 55 registered holders of 1,702,871 American Depositary Shares in the U.S., consisting of 1.99% of our outstanding H shares. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.
Our Company is currently a majority-owned subsidiary of CSAH, which is an entity wholly-owned by the Chinese government.

B. RELATED PARTY TRANSACTIONS
CSAH is our controlling shareholder. We entered into certain transactions with CSAH and its affiliates in the year ended December 31, 2021. We also continued to carry out existing continuing transactions with CSAH and its affiliates in the year ended December 31, 2021. In particular, we believe the following arrangements are material to our operations. We believe that these arrangements have been entered into by us in the ordinary course of business and in accordance with the agreements governing such transactions. For a detailed description of our related party transactions, please see Note 50 to the consolidated financial statements.
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

(2)
We and CSAH entered into an asset lease framework agreement on 21 December, 2020 for a term of three years commencing from January 1, 2021 to December 31, 2023 to renew lease transactions originally covered under the asset lease framework agreement dated January 26, 2018. Pursuant to such asset lease framework agreement, CSAH agreed to (i) lease certain properties, parking lots and equipment assets, such as machinery equipment, transportation equipment and electronic equipment located in various cities, such as Nanyang, Wuhan, Changsha, Beijing, Urumqi, Guangzhou and Zhanjiang held by CSAH or its subsidiaries to our Company for the purposes of civil aviation and related businesses of our Company; and (ii) lease certain lands located in Nanyang, Wuhan, Guangzhou and Zhanjiang by leasing the land use rights of such lands to our Company for the purposes of civil aviation and related businesses of our Company.

The annual aggregate amount of rent payable by our Company to CSAH under the new asset lease framework agreement for each of the three years ending 31 December 2021, 2022 and 2023 is RMB346.2905 million. For the year ended 31 December 2021, the rent incurred by our Group amounted to RMB323 million pursuant to the new asset lease framework agreement.
According to IFRS 16 – “Leases”, our Group, as the lessee, shall recognise a lease as a right-of-use
asset and a lease liability in the consolidated statement of financial position of our Group. The aggregate value of the right-of-use
asset recognised under the proposed lease transactions contemplated under the new asset lease framework agreement is RMB935 million.

(3)
On December 30, 2019, we entered into a property and land lease framework agreement with CSAH to renew the property and land lease framework agreement dated December 16, 2016 for a term of three years commencing from January 1, 2020 to December 31, 2022. Pursuant to such property and land lease framework agreement, CSAH agreed to (i) lease to us certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries, (ii) lease certain lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such land to us. The annual rental will be payable on a quarterly basis. The amount of aggregate annual rental payable by us to CSAH under the new property and land lease framework agreement for each of the three years ending December 31, 2022 is RMB96.78 million. For the year ended December 31, 2021, the rents for property lease and land lease incurred by us under the property and land lease framework agreement amounted to RMB83 million.

According to IFRS 16 – “Leases”, we, as the lessee, shall recognise a lease as a right-of-use
asset and a lease liability in our consolidated statement of financial position. The aggregate value of the right-of
use asset recognised under the lease transactions under the Property and Land Lease Framework Agreement is RMB259 million.
Southern Airlines Culture and Media Co., Ltd. (“SACM”), which is 60% owned by CSAH

(1)
On December 27, 2018, we entered into a media services framework agreement with SACM to renew the media services framework agreement dated December 30, 2015 for an additional term of three years, commencing from January 1, 2019 to December 31, 2021. Pursuant to this agreement, we have appointed SACM to provide exclusive advertising agency services, plotting, purchase and production of in-flight
TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of airhostess, services relating to the distribution of newspapers and magazines and printing, production and procurement services in relation to media. The annual caps for the media services framework agreement are RMB150 million, RMB170 million and RMB190 million for each of the three years ending December 31, 2021, respectively. On November 29, 2019, we entered into a supplemental agreement with SACM to change the annual cap for the year ended December 31, 2019 from RMB150 million to RMB200.9 million. Annual caps for the two years ended December 31, 2021 remain unchanged.

For the year ended December 31, 2021, the transaction amount of our Group for the media services amounted to RMB131 million.

(2)
We entered into a new media services framework agreement on 28 December 2021 with SACM, to renew the media services provided by SACM to us under the media service framework agreement for a further term of three years from 1 January 2022 to 31 December 2024. Pursuant to this agreement, SACM Group agrees to continue to provide us with (i) agency services for collecting, editing and distribution for our Group’s internal publicity media and platforms; (ii) exclusive advertising agency services for our Company and advertising agency services for our Company’s wholly-owned or controlled subsidiaries; (iii) agency services for the planning, procurement and production of entertainment content in the application software of the Group’s in-flight
entertainment system; (iv) supply services for CSA Mall; (v) recruitment public relations services; (vi) newspaper placement services; and (vii) other media services. The service fees for media services provided by the SACM and its subsidiaries to members of our Group are determined by reference to market prices after arms-length negotiations between the parties. The market prices are determined in the following order: (a) the prices then charged by independent third parties providing similar services under normal trading conditions in or in the vicinity of the place where such services are provided; or (b) the prices then charged by independent third parties providing similar services under normal trading conditions within the PRC. Our Company will assign staff to check prices and terms offered by independent third parties for similar products or services (usually through online price comparison tools).

Pursuant to the media services framework agreement and supplemental agreement, the annual caps for each of the financial years ending 31 December 2022, 2023 and 2024 are RMB240 million, RMB261 million and RMB282 million (excluding tax), respectively.

China Southern Airlines Group Finance Company Limited (“Finance Company”), which is 51.416% owned by CSAH
On August 27, 2019, we entered into a financial services framework agreement with Finance Company to renew the financial services framework agreement dated August 29, 2016 for a term of three years commencing from January 1, 2020 to December 31, 2022. Pursuant to this financial services framework agreement, Finance Company will provide to our Group, among other things, deposit services and loan services. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by our Group as well as the maximum amount of the outstanding loans provided by Finance Company to our Group (including the corresponding interests payable accrued thereon) for each of the three years ending December 31, 2022 shall not exceed the cap which is set at RMB13.0 billion, RMB14.5 billion and RMB16.0 billion, respectively, on any given day. The deposit placed by the Group with Finance Company were RMB12,621 million on 31 December 2021 and did not exceed RMB14.5 billion on any given day during the year ended 31 December 2021.
China Southern Airlines Group Property Management Company Limited (“CSAGPMC”), a wholly-owned subsidiary of CSAH
On December 21, 2020, we entered into a new property management framework agreement with CSAGPMC to renew the appointment of CSAGPMC for a term of three years from 1 January 2021 to 31 December 2023 for the provision of property management and maintenance services, including (i) ensuring that our Company’s facilities in the production area, office area and living area of the old Baiyun Airport area, the China Southern Airlines building, the new Baiyun Airport and their surroundings are kept in an ideal condition and that the equipment in those areas are in normal operation; (ii) managing and carrying out maintenance in the old Baiyun Airport area, the China Southern Airlines building and their surrounding properties; (iii) managing and carrying out maintenance in the properties rented by the Company in the China Southern Airlines base and the terminal building of the new Baiyun Airport; (iv) managing and carrying out maintenance in the 110KV electrical substation in the new Baiyun Airport; (v) managing the operation of and carrying out maintenance in the high and low voltage transformer and distribution equipment in the Guangzhou freight station; and (vi) providing the water and electricity charge agency services. The annual cap for the property management framework agreement is set at RMB167 million for each of the three years ended December 31, 2023, respectively.
For the year ended December 31, 2021, the property management and maintenance services fee incurred by our Group amounted to RMB154 million pursuant to the property management framework agreement.
On 15 February 2022, CSAH completed the disposal of 95% interest in CSAGPMC to China Merchants Property Operation & Service Co., Ltd., an independent third party to the Company. Subsequent to the disposal, CSAH only holds 5% of the interest in CSAGPMC and CSAGPMC will no longer be a connected person to the Company under the HKSE Listing Rules. As such, the transactions contemplated under the Property Management Framework Agreement ceased to be a continuing connected transaction of the Company following the disposal under the HKSE Listing Rules.

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
The total rental fee (including principal and interest) and handling fee for finance lease under 2020-2022 the Finance and Lease Service Framework Agreement was RMB2,311 million for the year ended December 31, 2021. The calculated right-of-use
assets by discounting the above mentioned total rental fee (including principal and interest) and the handling fee was RMB1,869 million.
The maximum annual rental fee under the operating lease service related transactions are US$135 million, US$255 million and US$368 million for the three years ending December 31, 2022 respectively, and the maximum total rental fee under the operating lease transactions are US$1,385 million, US$1,213 million and US$1,201 million for the three years ending December 31, 2022 respectively. Pursuant to IFRS 16, the operating lease service related transactions by us as lessee under the Finance and Lease Service Framework Agreement will be recognized as right-of-use
assets, and the annual caps for the operating lease for the years ending December 31, 2022 under the Finance and Lease Service Framework Agreement are US$1,116 million, US$961 million and US$949 million, respectively.
We paid the rental fees (namely actual amount of rental fees payable to CSA International by us every year, including twelve-month rental fees for current aircraft, helicopters and engines as well as newly added aircraft, helicopters and engines during the year) of RMB150 million for the operating lease service related transactions under the Finance and Lease Service Framework Agreement for the year ended December 31, 2021. The total amount of rental fees of newly added aircraft, helicopters and engines (leased from CSA International by way of operating lease by us every year with lease term ranging from two to twelve years) and the calculated right-of-use
assets by discounting the above mentioned total rental fee during the year ended 31 December 2021 were nil.

Shenzhen Air Catering Co., Ltd. (the “SACC”), which is 50.1% owned by CSAH
We entered into a catering services framework agreement with SACC on December 27, 2018 to renew the catering services framework agreement dated December 30, 2015 for a term of three years commencing from January 1, 2019 to December 31, 2021. Pursuant to the agreement dated December 27, 2018, SACC agreed to provide the in-flight
meal boxes, and order, supply, allot, recycle, store and install the in-flight
supply with their respective services for the arrival and departure flights designated by our Group at the airport where SACC is located at. The annual caps for the catering services framework agreement are RMB231 million, RMB266 million and RMB306 million for each of the three financial years ended December 31, 2021, respectively.
For the year ended December 31, 2021, the services fee incurred by our Group to SACC for the catering services amounted to RMB84 million.
We entered into a new catering services framework agreement on 28 December 2021 with SACC to renew the catering services provided by SACC to the Group under the catering services framework agreement for a term of three years, commencing from 1 January 2022 to 31 December 2024.
Pursuant to the New Catering Services Framework Agreement, the annual caps for each of the three financial years ending 31 December 2022, 2023 and 2024 are RMB200 million, RMB230 million and RMB265 million, respectively.

Non-Public
Subscriptions for Shares

(1)
On October 30, 2019, we entered into a subscription agreement with CSAH pursuant to which CSAH agreed to subscribe in cash for not more than 2,453,434,457 new A Shares (including 2,453,434,457 A shares). On the same day, we entered into a subscription agreement with Nan Lung, pursuant to which Nan Lung agreed to subscribe in cash for not more than 613,358,614 new H Shares (including 613,358,614 H shares). These subscription agreements were approved in our extraordinary general meeting and the respective class meetings of shareholders of A and H Shares on December 27, 2019. The issuance of such A Shares and H Shares is subject to the approval of the CSRC. On April 8, 2020, the CSRC approved the issuance of H Shares to Nan Lung. On April 15, 2020, we issued 608,695,652 H Shares at a price of HK$5.75 per H Share. Immediately after completion of such issuance of H Shares, the total amount of our outstanding shares is 12,875,867,938 Shares, comprised of 4,275,144,849 issued H Shares and 8,600,723,089 issued A Shares. We received the “Acceptance Notice of the Application for Administration Permission” issued by the CSRC for the A Share Issuance on January 6, 2020. On April 24, 2020, the Issuance Examination Committee of the CSRC reviewed the application for the A Share Issuance and informed us that our application for the A Share issuance was approved. On May 27, 2020, we received the written approval for the A Share issuance from the CSRC. On June 17, 2020, we completed the issuance of 2,453,434,457 A Shares to CSAH at a price of RMB5.21 per A Share. These new A Shares are subject to a 36 month lock up period from the date of the completion of such issuance. Immediately after completion of such issuance of A Shares, the total amount of our outstanding shares is 15,329,302,395 Shares, comprised of 11,054,157,546 issued A Shares and 4,275,144,849 issued H Shares.

(2)
On October 29, 2021, we entered into a subscription agreement with CSAH pursuant to which CSAH agreed to subscribe for in cash 803,571,428 new A Shares. On the same day, we entered into a subscription agreement with Nan Lung, pursuant to which Nan Lung agreed to subscribe in cash for not more than 855,028,969 new H Shares (including 855,028,969 H shares). These subscription agreements were approved at our extraordinary general meeting on December 28, 2021. The issuance of such A Shares and H Shares is subject to the approval of the CSRC. On March 18, 2022, we announced that the CSRC approved the issuance of H Shares to Nan Lung.

Subscription for A Share Convertible Bonds
On May 14, 2020, the Board considered and approved, among others, the issuance of convertible corporate bonds in the total amount of not exceeding RMB16 billion which are convertible into new A Shares and proposed to be issued by us within the PRC (the “A Share Convertible Bonds”) and the possible subscription for the A Share Convertible Bonds by CSAH. CSAH, being our controlling Shareholder, is entitled to the pre-emptive
rights to subscribe for the A Share Convertible Bonds under the issuance plan of the A Share Convertible Bonds, which is compliant with the relevant laws, regulations, normative documents and the Articles of Association. The terms of the subscription for A Share Convertible Bonds by CSAH are the same as the terms and conditions which are set out in the issuance plan of the A Share Convertible Bonds. On June 30, 2020, the aforesaid proposed issuance of A Share Convertible Bonds and possible subscription for the A Share Convertible Bonds by CSAH were considered and approved at the 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares. On October 15, 2020, we completed the public issuance of 160 million A Share Convertible Bonds in the total amount of RMB16 billion with a nominal value of RMB100 each and the initial conversion price of RMB6.24 per share, out of which CSAH subscribed for 101,027,580 A Share Convertible Bonds. As of December 31, 2021, 101,034,070 A Share convertible bonds were converted to A Shares and all of the A Share convertible bonds held by CSAH have been converted into A Shares on June 18, 2021.
Sichuan Airlines Co., Ltd. (“Sichuan Airline”), which is 39% owned by us
On August 30, 2019, we entered into a framework agreement on the use of facility with Sichuan Airline, pursuant to which Sichuan Airline will construct a multi-use building. Upon construction completion, Sichuan Airline will lease the building to us for a term of twenty years. The building is expected to be delivered to us by June 30, 2022.
Provision of Guarantees
As of December 31, 2021, we and our subsidiaries, Xiamen Airlines and Chongqing Airlines, provided guarantees to 43 SPVs that were controlled and consolidated by us, which was approved at our general meeting. The total amount of such guarantee is US$5.38 billion.

During the reporting period, we have authorized Xiamen Airlines to provide guarantees to its subsidiaries, which are Hebei Airlines, Xiamen Airlines Finance, Xiamen Airlines Lease and Jiangxi Airlines, with an aggregate balance up to RMB5,300 million, RMB600 million, RMB3,500 million and RMB1,320 million or equivalent in foreign currency during the period from July 1, 2021 to June 30, 2022, respectively. As of December 31, 2021, the amount of such guarantee provided by Xiamen Airlines to these four subsidiaries are RMB2,850 million, RMB0 million, RMB0 million and RMB873 million, respectively.
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
Dividend Information
As the Company suffered an operating loss for year of 2021, which does not meet the conditions for profit distribution as required under the Articles of Association of the Company, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year of 2021. The abovementioned proposal is still subject to the approval of the 2020 annual general meeting of the Company.
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
During the three years of 2019 to 2021, the aggregate cash dividends the Company distributed exceed the annual average profit distributable to shareholders as shown on the Company’s consolidated financial statements. This complies with the Articles of Association, which requires that the aggregate cash dividends distributed in the last three years shall not be less than 30% of the annual average distributable profit of the Company in the last three years.

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
Objects and Purposes
Pursuant to the Article 19 of the Articles of Association, the scope of business of our Company includes: (1) provision of scheduled and non-scheduled
domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline related business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; and (14) physical examination services; all subject to approval by company registration authorities.

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

According to Article 38 of the Articles of Association, our Company may repurchase its issued shares under the following circumstances: (1) reduction of its capital; (2) merging with another company that holds shares in our Company; (3) use its shares for Employee Stock Ownership Plan or as stock incentives; (4) at the request of the dissenting shareholders; (5) use its shares for conversion of convertible corporate bonds issue by the Company; (6) where the repurchase is necessary for the Company to maintain its corporate value and protect the interests of the shareholders; and (7) other circumstances permitted by laws and administrative regulations.
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
tax withheld from such distribution) will generally be treated as dividend income if the distributions are made from our Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our Company’s ADSs will generally constitute qualified dividend income taxed at a preferential rate as long as our Company is not treated as a PFIC during the taxable year in which the distribution is made or the preceding taxable year, our Company’s ADSs continue to be readily tradable on the New York Stock Exchange and certain conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.
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
Our Company believes that we were not a PFIC for the taxable year 2021. However, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC, and no assurances can be given that we will not become a PFIC at some point in the future. For example, our Company would be a PFIC for the taxable year 2022 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules.

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
Fuel Price Fluctuation Risk
Our earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage our exposure to the fluctuations in jet fuel prices. Our results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for our Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased or decreased the fuel costs by approximately RMB2,551 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 4(e) to the consolidated financial statements.
Interest Rate Risk
We are subject to market risks due to fluctuations in interest rates. The majority of our borrowings and lease liabilities are in the form of long-term fixed-rate and variable-rate. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments.
Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate our cash flow interest rate risk. The interest rate swaps allow our Company to pay at fixed rate from 1.64% to 1.72% to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2021 amounted to USD190 million (December 31, 2020: USD258 million), and the fair value of the interest rate swaps was RMB20 million recognized in liabilities as of December 31, 2021 (December 31, 2020: RMB53 million recognized in liabilities).
Cross currency swaps have been entered into mitigate interest rate risk and foreign currency risk. As at December 31, 2020, the cross currency swaps allow our Company to exchange the floating interest rate and principal payments in USD for fixed interest rate from 3.39% to 3.67% and principal payments in Renminbi. At December 31, 2019, the fair value of the cross currency swaps amounted to RMB187 million was recognized in assets. As at December 31, 2020, all cross currency swaps had been settled.
The sensitivity analysis of interest rate risk is disclosed in Note 4(b) to the consolidated financial statements.

The following table provides information regarding our other financial instruments (excluding lease contracts in accordance with Item 305 of Regulation
S-K)
that are sensitive to changes in interest rate as of December 31, 2021 and 2020:

	As of December 31, 2021 Expected Maturity Date (RMB Equivalent in million)								As of December 31, 2020 (RMB Equivalent in million)
	2022	2023	2024	2025	2026	Thereafter	Total recorded amount	Fair Value(2)	Total Recorded amount	Fair Value(2)
Bank and other loans
Fixed rate bank and other loans in US$	—	—	—	—	—	—	—	—	—	—
Average interest rate	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Variable rate bank and other loans in US$	—	—	—	—	—	—	—	—	—	—
Average interest rate (1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fixed rate bank and other loans in RMB	57,858	18,558	10,507	1,024	5,013	232	93,192	93,192	75,862	75,862
Average interest rate	2.45%	1.98%	3.20%	3.30%	6.48%	3.88%	2.67%		3.18%
Variable rate bank and other loans in RMB	55	53	53	53	97	2,764	3,075	3,075	2,371	2,371
Average interest rate (1)	3.45%	3.47%	3.47%	3.47%	3.73%	3.56%	3.56%		3.51%

(1)	Variable interest rates are calculated based on the year end indices.
(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2021 and 2020.
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
The Group entered into forward foreign exchange and foreign exchange options contracts to mitigate its forward currency risk, and all the forward foreign exchange and foreign exchange options contracts have been settled in 2021. As at December 31, 2020, the fair value of the forward foreign exchange and foreign exchange options contracts amounted to RMB56 million was recognised in liabilities, with notional principal amounted to USD400 million.
As of December 31, 2021, we operated a total of 561 aircraft under leases. Certain of the leases are at rates that are substantially fixed. Such leases expose us to market risks. However, in accordance with Item 305 of Regulation
S-K,
such leases have been excluded from the following market risk tables.

The following table provides information regarding our material foreign currency sensitive financial instruments and capital commitments as of December 31, 2021 and 2020:

	As of December 31, 2021 Expected Maturity Date or Transaction Date (RMB Equivalent in million)								As of December 31, 2020 (RMB Equivalent in million)
	2022	2023	2024	2025	2026	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
Variable rate bank and other loans in US$	—	—	—	—	—	—	—	—	—	—
Capital commitment in US$	33,165	15,093	6,404	—	—	—	54,662	54,662	56,547	56,547

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
For description of the rights of each class of securities that is registered under Section 12 of the Exchange Act as of December 31, 2021, please refer to Exhibit 2.3 of this Annual Report.
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
Fees and Payments from the Depositary to Us
In 2021, we received from the depositary a reimbursement of US$0 net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by our Company in connection with the administration and maintenance of the depositary receipt facility.
Indirect payments
As part of the service to our Company, the Bank of New York Mellon waived a total amount of US$113,361.61 for the standard costs associated with the administration of the ADS program in 2021.
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
and
15d-15(f)
under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.
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
Opinion on Internal Control Over Financial Reporting
We have audited China Southern Airlines Company Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2022 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Huazhen LLP
Guangzhou, China
April 28, 2022
Changes in internal control over financial reporting
During the year ended December 31, 2021, there has been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT AND RISK MANAGEMENT COMMITTEE FINANCIAL EXPERT
Our Board has determined that Mr. Gu Huizhong qualifies as an audit and risk management committee financial expert in accordance with the terms of Item 16A of Form
20-F.
Mr. Gu Huizhong satisfies as an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule
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
KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal years ended December 31, 2020 and 2021. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees of our principal accountants for each of the fiscal years of 2020 and 2021:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	RMB (in million)	RMB (in million)	RMB (in million)	RMB (in million)
2020	17.3	0.8	1.4	—
2021	13.7	—	1.1	—
Audit fees (VAT tax inclusive) include the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.
Audit-related fees (VAT tax inclusive) represent the fees relating to capital verification services.
Tax fees (VAT tax inclusive) consisted of fees for tax consultation and tax compliance services.

Our audit and risk management committee
pre-approved
all audit and
non-audit
services performed by our principal accountant for the fiscal years ended December 31, 2020 and 2021.

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
A meeting was held on August 27, 2021 by the chairman of our Board with independent non-executive directors and without presence of the other directors.

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

The Hong Kong Listing Rules requires that, a listed company should establish a nomination committee which is chaired by the chairman of the board or an independent non-executive
director and comprises a majority of independent
non-executive
directors. The primary duties of the nomination committee include: (a) review the structure, size and composition (including the skills, knowledge and experience) of the board at least annually and make recommendations on any proposed changes to the board to complement the issuer’s corporate strategy; (b) identify individuals suitably qualified to become board members and select or make recommendations to the board on the selection of individuals nominated for directorships; (c) assess the independence of independent non-executive
directors; and (d) make recommendations to the board on the appointment or reappointment of directors and succession planning for directors, in particular the chairman and the chief executive.

Our Company has established a Nomination Committee. As of December 31, 2021 the Nomination Committee consisted of three members, including Mr. Gu Huizhong (independent non-executive
director) as chairman, together with Mr. Ma Xulun (Chairman) and Mr. Liu Changle (independent non-executive
director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the company; study the selection criteria and procedures of directors and management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for directors and management; investigate and propose candidates for directors and management and other senior management members to the Board.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.

The Hong Kong Listing Rules requires that a listed company must establish a remuneration committee chaired by an independent non-executive
director and comprising a majority of independent
non-executive
directors.

Our Company has established a Remuneration and Assessment Committee. As of December 31, 2021, the Remuneration and Assessment Committee consisted of three members and was chaired by Mr. Guo Wei (independent non-executive
director), together with Mr. Han Wensheng (Vice Chairman) and Mr. Gu Huizhong (independent non-executive
director) as members.

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
non-executive
director.

Our Company has established an Audit and Risk Management Committee that satisfies relevant domestic requirements and the Audit and Risk Management Committee has a written charter. As of December 31, 2021, the Audit and Risk Management Committee consisted of three members and was chaired by Mr. Gu Huizhong, with Mr. Guo Wei and Mr. Yan Andrew Y (independent non-executive
director) as the members.

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
Our Company has complied with the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules. We also complied with the Corporate Governance Rules issued by CSRC.
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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS
See
F-pages
following Item 19.

ITEM 19.	EXHIBITS

Index to Exhibits
Exhibit No.	Description of Exhibit

1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation)

2.1	Specimen Certificate for the H Shares (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt (2)

2.3	Description of registrant’s securities

4.1	Form of Director’s Service Agreement (3)

4.2	Form of Non-executive Director’s Service Agreement (4)

4.3	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012*(5)

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on December 17, 2015*(6)

4.5	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015*(7)

4.6	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015*(8)

4.7	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on December 23, 2015*(9)

4.8	Import and Export Agency Framework Agreement entered into by and between our Company and Southern Airlines (Group) Import and Export Trading Company Limited on January 9, 2014(10)

4.9	Trademark License Agreement entered into by and between our Company and CSAH on May 22, 1997 (11)

4.10	A Share subscription agreement entered into by and between our Company and CSAH on June 11, 2012(12)

4.11	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on May 16, 2014*(13)

4.12	English translation of Financial Services Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016(14)

4.13	English translation of Insurance Business Platform Services Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on November 19, 2015(15)

4.14	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 16, 2016(16)

4.15	English translation of Passenger and Cargo Sales and Ground Services Framework Agreement entered into by and between our Company and China Southern Air Holding Ground Services Company Limited on December 16, 2016(17)

4.16	Supplemental Agreement No. 3 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*(18)

4.17	Supplemental Agreement No. 4 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*(19)

4.18	Supplemental Agreement No. 3 to Purchase Agreement No. 03757 Relating to Boeing Model 737-800 Aircraft entered into by and between Xiamen Airlines and Boeing on April 26, 2016*(20)

4.19	Purchase Agreement No. GUN-PA-04455 Relating to Boeing Model 787-9 Aircraft entered into by and between our Company and Boeing on October 12, 2016*(21)

4.20	Airbus Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S on April 26, 2017* (22)

4.21	English translation of Aircraft Finance Lease Framework Agreement entered into by and between our Company and CSA International on May 26, 2017 (23)

4.22	English translation of 2018-2019 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 17, 2017 (24)

4.23	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017* (25)

4.24	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017* (26)

4.25	Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on March 21, 2018* (27)

4.26	English translation of CSA Building Asset Lease Agreement entered into by and between our Company and GSAC on January 19, 2018 (28)

4.27	English translation of Supplemental Agreement to the Financial Services Framework Agreement entered into by and between our Company and Finance Company on April 27, 2018 (29)

4.28	English translation of Sale and Purchase Agreement entered into by and between our Company and Zhuhai China Southern Air Real Property Development Co., Ltd. on December 24, 2018 (30)

4.29	English translation of Media Services Framework Agreement entered into by and between our Company and SACM on December 27, 2018 (31)

4.30	English translation of Catering Services Framework Agreement entered into by and between our Company and SACC on December 27, 2018 (32)

4.31	Form of Senior Management Services Agreement (33)

4.32	English translation of Capital Increase agreement entered into by and between our Company, CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland on March 1, 2019 (34)

4.33	English translation of Entrusted Loan Agreement entered into by and between our Company, CSAH and Finance Company on July 8, 2019 (35)

4.34	English translation of Financial Services Framework Agreement entered into by and between our Company and Finance Company on August 27, 2019(36)

4.35	English translation of Framework Agreement on the Use of Facility entered into by and between our Company and Sichuan Airline on August 30, 2019(37)

4.36	English translation of Entrusted Loan Agreement entered into by and between our Company, CSAH and Finance Company on September 3, 2019 (38)

4.37	English translation of 2020-2022 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 10, 2019(39)

4.38	English translation of Subscription Agreement entered into by and between our Company and CSAH on October 30, 2019(40)

4.39	English translation of Subscription Agreement entered into by and between our Company and Nan Lung on October 30, 2019(41)

4.40	English translation of Supplemental Agreement to Media Services Framework Agreement entered into by and between our Company and SACM on November 29, 2019(42)

4.41	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 30, 2019(43)

4.42	English translation of Property Management Framework Agreement entered into by and between our Company and China Southern Airlines Group Property Management Co., Ltd. on December 21, 2020(44)

4.43	English translation of Asset Lease Framework Agreement entered into by and between our Company and CSAH on December 21, 2020(45)

4.44	English translation of Capital Increase and Equity Transfer Agreement entered into by and between Southern Airlines General Aviation Co., Ltd., our Company, China Southern Power Grid Industry Investment Group Co., Ltd., Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership), China Southern Airlines Group Capital Holding Limited and Zhuhai General Aviation Investment Partnership (Limited Partnership) on November 25, 2020(46)

4.45	English translation of Catering Services Framework Agreement entered into by and between our Company and SACC on December 28, 2021

4.46	English translation of Entrusted Loan Contract entered into by and between our Company, CSAH and China Southern Airlines Group Finance Company Limited on June 4, 2021

4.47	English translation of Media Services Framework Agreement entered into by and between our Company and SACM on December 28, 2021

4.48	English translation of the Conditional Subscription Agreement relating to the Subscription of the A Shares under the Non-public Issue of A Shares of China Southern Airlines Company Limited entered into by and between our Company and CSAH on October 29, 2021

4.49	English translation of the Conditional Subscription Agreement relating to the Subscription of the H Shares under the Non-public Issue of H Shares of China Southern Airlines Company Limited entered into by and between our Company and Nan Lung on October 29, 2021

8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (47)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

101.Inline INS	XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.Inline SCH	XBRL Taxonomy Extension Schema Document

101.Inline CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.Inline DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.Inline LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.Inline PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*
Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request

(1)	Incorporated by reference to the Exhibit 2.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-07116), filed with the Securities and Exchange Commission on August 7, 2012.
(3)	Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.
(4)	Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.
(5)	Incorporated by reference to the Exhibit 4.4 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.
(6)	Incorporated by reference to the Exhibit 4.6 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(7)	Incorporated by reference to the Exhibit 4.7 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(8)	Incorporated by reference to the Exhibit 4.8 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(9)	Incorporated by reference to the Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(10)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.
(11)	Incorporated by reference to the Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009.
(12)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.
(13)	Incorporated by reference to the Exhibit 4.23 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.
(14)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(15)	Incorporated by reference to the Exhibit 4.36 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(16)	Incorporated by reference to the Exhibit 4.37 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(17)	Incorporated by reference to the Exhibit 4.38 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(18)	Incorporated by reference to the Exhibit 4.39 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(19)	Incorporated by reference to the Exhibit 4.40 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(20)	Incorporated by reference to the Exhibit 4.41 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(21)	Incorporated by reference to the Exhibit 4.42 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(22)	Incorporated by reference to the Exhibit 4.43 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(23)	Incorporated by reference to the Exhibit 4.44 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(24)	Incorporated by reference to the Exhibit 4.45 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(25)	Incorporated by reference to the Exhibit 4.46 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(26)	Incorporated by reference to the Exhibit 4.47 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.

(27)	Incorporated by reference to the Exhibit 4.49 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(28)	Incorporated by reference to the Exhibit 4.29 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(29)	Incorporated by reference to the Exhibit 4.31 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(30)	Incorporated by reference to the Exhibit 4.32 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(31)	Incorporated by reference to the Exhibit 4.33 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(32)	Incorporated by reference to the Exhibit 4.34 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(33)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(34)	Incorporated by reference to the Exhibit 4.34 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(35)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(36)	Incorporated by reference to the Exhibit 4.36 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(37)	Incorporated by reference to the Exhibit 4.37 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(38)	Incorporated by reference to the Exhibit 4.38 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(39)	Incorporated by reference to the Exhibit 4.39 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(40)	Incorporated by reference to the Exhibit 4.40 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(41)	Incorporated by reference to the Exhibit 4.41 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(42)	Incorporated by reference to the Exhibit 4.42 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(43)	Incorporated by reference to the Exhibit 4.43 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(44)	Incorporated by reference to the Exhibit 4.42 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2020 filed with the Securities and Exchange Commission on April 28, 2021.
(45)	Incorporated by reference to the Exhibit 4.43 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2020 filed with the Securities and Exchange Commission on April 28, 2021.
(46)	Incorporated by reference to the Exhibit 4.44 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2020 filed with the Securities and Exchange Commission on April 28, 2021.
(47)	Incorporated by reference to the Exhibit 11.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Ma Xulun
Name: Ma Xulun
Title: Chairman of the Board and Executive Director
Date: April 28, 2022

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
China Southern Airlines Company Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of China Southern Airlines Company Limited and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Assessment of value in use of aircraft and related equipment
As discussed in Note 19(a) to the consolidated financial statements, the Company reported aircraft and related equipment in the amount of RMB199,407 million as of December 31, 2021. The Company recognized RMB2,579 million of impairment loss on aircraft and related equipment for the year ended December 31, 2021. As discussed in Note 2(l)(iii), at the end of each reporting period, if any indication of impairment exists, the Company estimates the recoverable amount of an asset, or a cash-generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. The Company’s estimated value in use includes assumptions on traffic revenue growth rates, related operating costs growth rates (“forecasted growth rates”) and discount rates.
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
Assessment of the standalone selling price for mileage awarded
As discussed in Note 39 to the consolidated financial statements, the Company’s contract liabilities relating to unredeemed mileage awarded was RMB3,061 million as of December 31, 2021. For the year ended December 31, 2021, the revenue recognized in relation to mileage awarded was RMB1,763 million. As discussed in Note 2(z)(ii), the Company allocates the transaction price in relation to mileage earning flights between the flight and mileage awarded on relative standalone selling prices. The Company estimates the standalone selling price of mileage awarded through mileage earning flights based on inputs and assumptions derived from historical data, including the estimates on the percentage of mileage awarded that are expected to be redeemed (“expected redemption rates”). The mileage awarded is recognized in contract liabilities, and subsequently recognized as revenue when the mileage is redeemed and the related benefits are received or used.
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
Guangzhou, China
April 28, 2022

CONSOLIDATED INCOME STATEMENTS
For the years ended December 31, 2021, 2020 and 2019

			2021		2020	2019
	Note		RMB million		RMB million	RMB million
Operating revenue	5
Traffic revenue			95,279		87,027		148,117
Other operating revenue			6,365		5,534		6,205

Total operating revenue			101,644		92,561		154,322

Operating expenses
Flight operation expenses	7		45,569		37,545		70,566
Maintenance expenses	8		12,162		13,375		13,057
Aircraft and transportation service expenses	9		21,147		18,743		26,591
Promotion and selling expenses	10		4,705		5,007		7,755
General and administrative expenses	11		3,663		4,088		4,073
Depreciation and amortization	12		24,241		24,590		24,620
Impairment losses on property, plant and equipment, right-of-use assets and other assets	19/21/30		2,597		3,961		18
Others			2,256		1,802		1,928

Total operating expenses			116,340		109,111		148,608

Other net income	14		4,767		4,686		5,124

Operating (loss)/profit			(9,929)		(11,864)		10,838

Interest income			675		322		74
Interest expense	15		(6,202)		(6,716)		(5,845)
Exchange gain/(loss), net	37		1,575		3,485		(1,477)
Share of associates’ results	24		9		(776)		(178)
Share of joint ventures’ results	25		271		309		365
Loss on disposal of a subsidiary	23(v)		—		(8)		—
Changes in fair value of financial assets / liabilities	28		(309)		53		265
Remeasurement of the originally held equity interests in a joint venture			—		—		13

(Loss)/profit before income tax			(13,910)		(15,195)		4,055
Income tax	16		2,894		3,368		(971)

(Loss)/profit for the year			(11,016)		(11,827)		3,084

(Loss)/profit attributable to:
Equity shareholders of the Company	18		(12,106)		(10,847)		2,640
Non-controlling interests			1,090		(980)		444

(Loss)/profit for the year			(11,016)		(11,827)		3,084

(Loss)/earnings per share
Basic and diluted	18	RMB	(0.75)	RMB	(0.77)	RMB	0.22

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2021, 2020 and 2019

		2021	2020	2019
	Note	RMB million	RMB million	RMB million
(Loss)/profit for the year		(11,016)	(11,827)	3,084

Other comprehensive income:	17
Items that will not be reclassified to profit or loss
- Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		(236)	(250)	(31)
- Share of other comprehensive income of an associate		(2)	(2)	3
- Income tax effect of the above items		60	63	7

Items that may be reclassified subsequently to profit or loss
- Cash flow hedge: fair value movement of derivative financial instrument		42	(45)	(72)
- Differences resulting from the translation of foreign currency financial statements		—	8	(7)
- Share of other comprehensive income of an associate		3	(3)	—
- Income tax effect of the above items		(10)	11	17

Other comprehensive income for the year		(143)	(218)	(83)

Total comprehensive income for the year		(11,159)	(12,045)	3,001

Total comprehensive income attributable to:
Equity shareholders of the Company		(12,189)	(11,011)	2,552
Non-controlling interests		1,030	(1,034)	449

Total comprehensive income for the year		(11,159)	(12,045)	3,001

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
At December 31, 2021 and 2020

		December 31	December 31
		2021	2020
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	19	91,186	86,146
Construction in progress	20	31,847	32,407
Right-of-use assets	21	138,439	151,065
Goodwill	22	237	237
Interest in associates	24	2,637	2,449
Interest in joint ventures	25	3,341	3,225
Aircraft lease deposits		321	362
Other equity instrument investments	26	563	799
Other non-current financial assets	26	589	92
Amounts due from related companies	42	151	—
Deferred tax assets	29(b)	12,823	7,739
Other assets	30	3,211	2,877

		285,345	287,398

Current assets
Inventories	31	1,652	1,760
Trade receivables	32	2,858	2,525
Other receivables	33	9,599	8,347
Cash and cash equivalents	34	21,456	25,419
Assets held for sale	35	1,292	—
Restricted bank deposits		158	117
Prepaid expenses and other current assets		736	732
Amounts due from related companies	42	115	85

		37,866	38,985

Current liabilities
Derivative financial liabilities	27	1,222	3,148
Borrowings	36	57,913	40,099
Lease liabilities	37	20,805	20,930
Trade payables	38	1,328	1,782
Contract liabilities	39	1,542	1,513
Sales in advance of carriage	40	3,716	3,997
Current income tax		844	462
Amounts due to related companies	42	363	357
Accrued expenses	43	15,479	15,920
Other liabilities	44	7,778	7,473

		110,990	95,681

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
At December 31, 2021 and 2020

		December 31	December 31
		2021	2020
	Note	RMB million	RMB million
Non-current liabilities
Borrowings	36	38,354	38,134
Lease liabilities	37	81,944	100,283
Derivative financial liabilities	27	20	53
Other non-current liabilities	41	1,824	2,036
Provision for major overhauls	45	4,820	4,216
Deferred benefits and gains	46	725	769
Deferred tax liabilities	29(b)	26	80

		127,713	145,571

Net assets		84,508	85,131

Capital and reserves
Share capital	47	16,948	15,329
Reserves		50,903	54,255

Total equity attributable to equity shareholders of the Company		67,851	69,584
Non-controlling interests		16,657	15,547

Total equity		84,508	85,131

Approved and authorized for issue by the Board of Directors on 28 April 2022.

Ma Xu Lun	Han Wen Sheng
Director	Director
The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2021, 2020 and 2019

	Attributable to equity shareholders of the Company
	Share capital (Note 47) RMB million	Share premium (Note 48(b)) RMB million	Fair value reserve (recycling) (Note 48(c)) RMB million	Fair value reserve (non-recycling) (Note 48(d)) RMB million	Other reserves (Note 48(e)) RMB million	Retained Earnings/ (accumulated losses) RMB million	Total RMB million	Non- controlling interests RMB million	Total equity RMB million
Balance at January 1, 2019	12,267	25,652	57	436	2,635	21,086	62,133	12,874	75,007
Changes in equity for 2019:
Profit for the year	—	—	—	—	—	2,640	2,640	444	3,084
Other comprehensive income	—	—	(55)	(27)	(6)	—	(88)	5	(83)
Total comprehensive income	—	—	(55)	(27)	(6)	2,640	2,552	449	3,001
Appropriations to reserves	—	—	—	—	181	(181)	—	—	—
Dividends relating to 2018	—	—	—	—	—	(613)	(613)	—	(613)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(86)	(86)
Acquisition of non-controlling interests in a subsidiary	—	—	—	—	(10)	—	(10)	(14)	(24)
Changes in other reserves	—	—	—	—	44	—	44	—	44

Balance at December 31, 2019 and January 1, 2020	12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329
Changes in equity for 2020 :
Loss for the year	—	—	—	—	—	(10,847)	(10,847)	(980)	(11,827)
Other comprehensive income	—	—	(37)	(135)	8	—	(164)	(54)	(218)
Total comprehensive income	—	—	(37)	(135)	8	(10,847)	(11,011)	(1,034)	(12,045)

Issuance of shares	3,062	12,889	—	—	—	—	15,951	—	15,951
Acquisition of non-controlling interests in a subsidiary (Note 23(vi))	—	—	—	—	(155)	—	(155)	(105)	(260)
Capital injection from non-controlling interests	—	—	—	—	700	—	700	3,521	4,221
Distributions to non-controlling interests	—	—	—	—	—	—	—	(57)	(57)
Decrease in non-controlling interests as a result of loss of control of a subsidiary	—	—	—	—	—	—	—	(1)	(1)
Change in other reserves	—	—	—	—	(7)	—	(7)	—	(7)

Balance at December 31, 2020 and January 1, 2021	15,329	38,541	(35)	274	3,390	12,085	69,584	15,547	85,131
Changes in equity for 2021 :
Loss for the year	—	—	—	—	—	(12,106)	(12,106)	1,090	(11,016)
Other comprehensive income	—	—	35	(118)	—	—	(83)	(60)	(143)
Total comprehensive income	—	—	35	(118)	—	(12,106)	(12,189)	1,030	(11,159)

Distributions to non-controlling interests	—	—		—	—	—	—	(659)	(659)

Conversion of convertible bonds to ordinary shares ( Note 47(ii))	1,619	8,837	—	—	—	—	10,456	—	10,456
Capital injection from non-controlling interests	—	—		—	—	—	—	810	810
Decrease in non-controlling interests as a result of liquidation of a subsidiary	—	—	—	—	—	—	—	(71)	(71)

Balance at December 31, 2021	16,948	47,378	—	156	3,390	(21)	67,851	16,657	84,508

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENTS
For the years ended December 31, 2021, 2020 and 2019

		2021	2020	2019
	Note	RMB million	RMB million	RMB million
Operating activities
Cash generated from operating activities	34(b)	15,277	10,727	39,728
Interest received		671	295	67
Interest paid		(6,354)	(6,646)	(7,014)
Income tax paid		(1,906)	(1,678)	(1,606)

Net cash generated from operating activities		7,688	2,698	31,175

Investing activities
Acquisition of subsidiaries, net of cash acquired		—	—	176
Proceeds from disposal of property, plant and equipment and right-of-use assets		990	2,848	814
Proceeds from disposal of other financial assets		—	—	492
Proceeds from disposal of derivative financial instruments		—	51	—
Acquisition of other financial assets		—	—	(50)
Dividends received from associates		26	91	84
Dividends received from joint ventures		237	246	177
Dividends received from other investments in equity and other non-current financial assets		7	20	22
Acquisition of term deposits		(60)	(898)	(43)
Proceeds from maturity of term deposits		120	654	264
Acquisition of property, plant and equipment and other assets		(17,137)	(11,061)	(15,622)
Capital injection into an associate		—	—	(500)
Acquisition of an associate		(3)	—	(386)
Net refunds of aircraft lease deposits		—	—	145

Net cash used in investing activities		(15,820)	(8,049)	(14,427)

Financing activities
Dividends paid to equity shareholders of the Company		—	—	(613)
Proceeds from issuance of shares		—	15,951	—
Proceeds from bank borrowings	34(c)	76,910	71,841	33,985
Proceeds from corporate bonds	34(c)	9,000	25,000	7,497
Proceeds from ultra-short-term financing bills	34(c)	82,500	48,300	43,489
Repayment of bank borrowings	34(c)	(70,437)	(52,601)	(50,374)
Repayment of ultra-short-term financing bills	34(c)	(68,900)	(59,800)	(25,000)
Repayment of corporate bonds	34(c)	(3,749)	(2,655)	(12,951)
Capital element of lease rentals paid	34(c)	(21,613)	(20,670)	(17,784)
Capital injections from non-controlling interests		1,128	3,802	—
Payment for purchase of non-controlling interest		—	(260)	—
Refund of aircraft lease deposits		49	69	—
Payments for aircraft lease deposits		(15)	—	—
Dividends paid to non-controlling interests		(687)	(32)	(82)

Net cash generated from / (used in) financing activities		4,186	28,945	(21,833)

Net (decrease) / increase in cash and cash equivalents		(3,946)	23,594	(5,085)
Cash and cash equivalents at January 1		25,419	1,849	6,928
Exchange (loss)/gain on cash and cash equivalents		(17)	(24)	6

Cash and cash equivalents at December 31	34(a)	21,456	25,419	1,849

The accompanying notes form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

1	Corporate information
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
The IASB has issued certain amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 2(b) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these consolidated financial statements.
(a)    Basis of preparation
The consolidated financial statements comprise the Group and the Group’s interest in associates and joint ventures.
The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

•	other equity instrument investments (see Note 2(f));

•	other non-current financial assets(FVPL) (see Note 2(f)); and

•	derivative financial assets / liabilities (see Note 2(g)).
Non-current
assets (or disposal groups) held for sale are stated at the lower of carrying amount and fair value less costs to sell (see Note 2(r)).
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

(b) Changes	in accounting policies

(A)	Amendments to IFRSs that are first effective for the year ended December 31, 2021
The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform — phase 2

•	Amendment to IFRS 16, Covid-19-related rent concessions beyond June 30, 2021
Other than the amendment to IFRS 16, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16,
Interest rate benchmark reform — phase 2
The amendments provide targeted reliefs from (i) accounting for changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities as modifications, and (ii) discontinuing hedge accounting when an interest rate benchmark is replaced by an alternative benchmark rate as a result of the reform of interbank offered rates (“IBOR reform”). The adoption of the amendments does not have any material impact on the financial position and the financial result of the Group.
Amendment to IFRS 16,
Covid-19-related
rent concessions beyond June
 30, 2021
(“2021 amendment”)
The Group previously applied the practical expedient in IFRS 16 to all leases except for aircraft and engine leases such that as lessee it was not required to assess whether rent concessions occurring as a direct consequence of the
COVID-19
pandemic were lease modifications, if the eligibility conditions are met (see Note 2(k)). One of these conditions requires the reduction in lease payments affect only payments originally due on or before a specified time limit. The 2021 amendment extends this time limit from June 30, 2021 to June 30, 2022.
The Group has early adopted the 2021 amendment in this financial year. The adoption of 2021 amendment does not have any material impact on the financial position and the financial result of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

(B)	Amendments to IFRSs that are first effective for the year ended December 31, 2020
The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IFRS 3, Definition of a Business

•	Amendment to IFRS 16, COVID-19-Related Rent Concessions
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
Amendment to IFRS 16,
COVID-19-Related
Rent Concessions
The amendment provides a practical expedient that allows a lessee to by-pass
the need to evaluate whether certain qualifying rent concessions occurring as a direct consequence of the
COVID-19
pandemic (“
COVID-19-Related
Rent Concessions
”) are lease modifications and, instead, account for those rent concessions as if they were not lease modifications.
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

(c)	Subsidiaries and non-controlling interests
Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.
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
Non-controlling
interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group recognized non-controlling
interests based on the
non-controlling
interests’ proportionate share of the subsidiary’s net identifiable assets.
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

(i)	Investments other than equity investments
Non-equity
investments held by the Group are classified into one of the following measurement categories:

•
amortized cost, if the investment is held for the collection of contractual cash flows which represent solely payments of principal and interest. Interest income from the investment is calculated using the effective interest method (Note 2(z)(v)).

•
fair value through other comprehensive income (FVOCI) - recycling, if the contractual cash flows of the investment comprise solely payments of principal and interest and the investment is held within a business model whose objective is achieved by both the collection of contractual cash flows and sale. Changes in fair value are recognized in other comprehensive income, except for the recognition in profit or loss of expected credit losses, interest income (calculated using the effective interest method) and foreign exchange gains and losses. When the investment is derecognized, the amount accumulated in other comprehensive income is recycled from equity to profit or loss.

•
fair value at profit or loss (FVPL) if the investment does not meet the criteria for being measured at amortized cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(f)	Other investments in debt and equity securities (continued)

(ii)	Equity investments
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
Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned aircraft	15 to 20 years
Other flight equipment
– Jet engines	15 to 20 years
– Others, including rotables	3 to 15 years
Machinery , equipment and vehicles	4 to 10 years
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
right-of-use
assets is subsequently stated at cost less accumulated depreciation and impairment losses (see Notes 2(i)and 2(l)(iii)).

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
right-of-use
assets has been reduced to zero.
The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract (“lease modification”) that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. The only exceptions are rent concessions in relation to all leases except for aircraft and engine leases that occurred as a direct consequence of the
COVID-19
pandemic and met the conditions set out in paragraph 46B of IFRS 16 Leases. In such cases, the Group has taken advantage of the practical expedient not to assess whether the rent concessions are lease modifications, and recognized the change in consideration as negative variable lease payments in profit or loss in the period in which the event or condition that triggers the rent concessions occurred.

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
as an operating lease.
Under a finance lease, at the commencement date, the Group recognizes the finance lease receivable and derecognizes the finance lease asset. The finance lease receivable is initially measured at an amount equal to the net investment in the lease. The net investment in the lease is measured at the aggregate of the unguaranteed residual value and the present value of the lease receivable that are not received at the commencement date, discounted using the interest rate implicit in the lease.
The Group recognizes finance income over the lease term, based on a pattern reflecting a constant periodic rate of return. The derecognition and impairment of the finance lease receivable are recognized in accordance with the accounting policy in Note 2(l). Variable lease payments not included in the measurement of net investment in the lease are recognized as income as they are earned.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

Evidence that a financial asset is credit-impaired includes the following observable events:

•	significant financial difficulties of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the borrower will enter into bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•	the disappearance of an active market for a security because of financial difficulties of the issuer.
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
The Group monitors the risk that the specified debtor will default on the contract and recognizes a provision when ECLs on the financial guarantees are determined to be higher than the carrying amount in respect of the guarantees (i.e. the amount initially recognized, less accumulated amortization).
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(ii)	Credit losses from financial guarantees issued (continued)

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
Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	Investment properties;

•	Other property, plant and equipment;

•	Right-of-use assets;

•	Construction in progress;

•	Goodwill;

•	Investments in associates and joint ventures.
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

(n)	Contract liabilities
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
A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.
Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently are stated at amortized cost using the effective interest method and including an allowance for credit losses (see Note 2(l)(i)).

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
Trade and other payables are initially recognized at fair value. Subsequent to initial recognition, trade and other payables are stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts.

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
Immediately before classification as held for sale, the measurement of the non-current
assets (and all individual assets and liabilities in a disposal group) is brought up-to-date
in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current
assets (except for certain assets as explained below), or disposal groups, are recognized at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.
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

(i)	Convertible bonds that contain an equity component
Convertible bonds that can be converted into ordinary shares at the option of the holder, where a fixed number of shares are issued for a fixed amount of cash or other financial assets, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.
At initial recognition, the liability component of the convertible bonds is measured at the fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible
instruments. The equity component is the difference between the initial fair value of the convertible bonds as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.
The liability component is subsequently carried at amortized cost. Interest expense recognized in profit or loss on the liability component is calculated using the effective interest method. The equity component is not remeasured and is recognized in the other reserve until either the bonds are converted or redeemed.
If the bonds are converted, the other reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bonds are redeemed, the other reserve is released directly to retained earnings.

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

(ac)	Employee benefits

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
According to IAS 19,
Employee Benefits
, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Group believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time.

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
According to the frequent flyer award programs, the allocation of stand-alone selling price of the mileage awarded involves the estimation of the expected redemption rate. The expected redemption rate is estimated based on historical experience of mileage redemption, taking into consideration expected future mileage redemption patterns, which are associated with changes in the terms of mileage programs and customer behavior. Different estimates could significantly affect the estimated contract liabilities and the results of operations.

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
As disclosed in Note 2(k) and Note 2(aa), provision for the cost of major overhauls to fulfil the lease return conditions involves estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airline-related developments. Different estimates could significantly affect the estimated provision and the results of operations.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments
The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group’s overall risk management programe focuses on the unpredictability of financial market and seeks to minimize the adverse effects on the Group’s financial performance. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk
As at December 31, 2021, the Group’s current liabilities exceeded its current assets by RMB 73,124 million. For the year ended December 31, 2021, the Group recorded a net cash inflow from operating activities of RMB7,688 million, a net cash outflow from investing activities of RMB15,820 million and a net cash inflow from financing activities of RMB4,186 million, which in total resulted in a net decrease in cash and cash equivalents of RMB3,946 million
The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at December 31, 2021, the Group has obtained credit facilities of RMB295,683 million in aggregate (December 31, 2020: RMB315,452 million) granted by several banks and other financial institute, among which approximately RMB204,051 was unutilized. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(a)	Liquidity risk (continued)

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

	2021 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Borrowings	59,167	19,428	18,824	3,586	101,005	96,267
Lease liabilities	25,331	22,764	45,142	25,923	119,160	102,749
Trade and other payables and accrued charges	20,097	—	—	—	20,097	20,097
Long-term payables	111	111	96	—	318	291

	104,706	42,303	64,062	29,509	240,580	219,404

	2020 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Borrowings	41,378	8,350	15,420	21,190	86,338	78,233
Lease liabilities	25,752	23,989	54,653	36,382	140,776	121,213
Trade and other payables and accrued charges	20,892	—	—	—	20,892	20,892
Long-term payables	111	111	207	—	429	385

	88,133	32,450	70,280	57,572	248,435	220,723

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(b)	Interest rate risk
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
Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 27(ii)).
Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans. As at December 31, 2021 and 2020, all cross currency swaps had been settled.
As at December 31, 2021, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group’s loss after tax and decreased/increased the Group’s retained earnings by approximately RMB328 million (December 31, 2020: RMB315 million; December 31, 2019: RMB559 million).
In respect of the exposure to cash flow interest rate risk arising from floating-rate non-derivative
instruments held by the Group at the end of the reporting period, the impact on the Group’s loss after tax (and retained earnings) and other components of consolidated equity is estimated as an annualized impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2020 and 2019.
The sensitivity analysis above indicates the instantaneous change in the Group’s loss/profit after tax (and retained earnings) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure
those floating rate financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period.

(c)	Foreign currency risk
Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange or at a swap centre.
The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities (Note 37) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(c)	Foreign currency risk (continued)

The following table indicates the instantaneous change in the Group’s loss/profit after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	2021
	Appreciation/(depreciation) of Renminbi against foreign currency	Decrease/(increased) on loss after tax and increase/(decrease) on retained earnings RMB million
USD	1%	322
	(1%)	(322)

Euro	1%	18
	(1%)	(18)

Japanese Yen	10%	38
	(10%)	(38)

	2020
	Appreciation/(depreciation) of Renminbi against foreign currency	Decrease/(increased) on loss after tax and increase/(decrease) on retained earnings RMB million
USD	1%	367
	(1%)	(367)

Euro	1%	24
	(1%)	(24)

Japanese Yen	10%	74
	(10%)	(74)

	2019
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained earnings RMB million
USD	1%	434
	(1%)	(434)

Euro	1%	26
	(1%)	(26)

Japanese Yen	10%	94
	(10%)	(94)
Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ loss/profit after tax and retained earnings measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.
The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure
those financial instruments, borrowings, and lease liabilities held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2020 and 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(d)	Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables, other non-current financial assets (amortized cost) and derivative financial instruments.
Cash and cash equivalents
Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality. As the counterparties have favorable credit ratings, the Group does not expect there to be a risk of default.
Trade receivables
A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2021, the balance due from BSP agents amounted to RMB329 million (December 31, 2020: RMB293 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.
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
The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at December 31, 2021:

	December 31, 2021
	Expected loss rates	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 months	0.01%	1,811	—
More than 3 months but less than 1 year	50.00%	5	3
More than 1 year but less than 2 years	100.00%	1	1
More than 2 years but less than 3 years	100.00%	3	3
More than 3 years	100.00%	15	15

		1,835	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(d)	Credit risk (continued)

	December 31, 2020
	Expected loss rates	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 months	0.01%	1,461	—
More than 3 months but less than 1 year	50.00%	7	4
More than 1 year but less than 2 years	100.00%	6	6
More than 2 years but less than 3 years	100.00%	5	5
More than 3 years	100.00%	13	13

		1,492	28

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
The Group measures loss allowance for other trade receivables amounted to RMB17 million (December 31, 2020: RMB15 million) based on ECLs.
Movement in the loss allowance account in respect of trade receivables during the year is as follows:

	2021	2020
	RMB million	RMB million
Balance at January 1	43	36

Amounts written off during the year	(4)	(3)
Impairment losses written back	(5)	(1)
Impairment losses recognized during the year	5	11

Balance at December 31	39	43

Other receivables
The Group measures loss allowance for other receivables equal to
12-month
ECLs, unless when there has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECLs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(d)	Credit risk (continued)

Set out below are the movements of loss allowances measured at
12-month
and lifetime expected credit losses for the financial assets included in other receivables.

	2021				2020
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3	Total
	12-month ECLs	Lifetime ECLs (not credit- impaired)	Lifetime ECLs (credit- impaired)	Total	12-month ECLs	Lifetime ECLs (not credit- impaired)	Lifetime ECLs (credit- impaired)
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at January 1	2	9	148	159	1	4	—	5
Accrual	2	—	—	2	3	5	148	156
Reversal	(3)	—	—	(3)	(2)	—	—	(2)
Write-off	—	—	—	—	—	—	—	—

As at December 31	1	9	148	158	2	9	148	159

Derivative financial instruments
The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favorable credit ratings, the Group does not expect there to be a risk of default.

(e)	Jet fuel price risk
The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. The Group may hedge a portion of the future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. In 2021, the Group did not enter into any jet fuel forward contract.
A reasonable possible increase/decrease of 10% (2020 and 2019:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB2,551 million (2020: RMB1,880 million; 2019: RMB4,281 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management
The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.
The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2021, the Group’s strategy, which was unchanged from 2020 and 2019, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.
Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as of and for the years ended December 31, 2021 and 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(g)	Fair value

(i)	Financial instruments carried at fair value
Fair value hierarchy
The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13,
Fair value measurement
. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

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

•	Level 3 valuations: Fair value measured using significant unobservable inputs

			Fair value measurements as at December 31, 2021 categorized into
Recurring fair value measurement	Note	Fair value at December 31, 2021 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets/(liabilities):
Other equity instrument investments:
-Non-listed shares	26	40	—	—	40
-Non-tradable shares	26	523	—	—	523
Other non-current financial assets:
-Listed shares	26	68	68	—	—
-Non-listed shares	26	27	—	—	27
Derivative financial liabilities:
-Interest rate swaps	27	(20)	—	(20)	—
-Derivative component of convertible bonds	27	(1,222)	—	(1,222)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

			Fair value measurements as at December 31, 2020 categorized into
Recurring fair value measurement	Note	Fair value at December 31, 2020 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets/(liabilities):
Other equity instrument investments:
-Non-listed shares	26	100	—	—	100
-Non-tradable shares	26	699	—	—	699
Other non-current financial assets:
-Listed shares	26	64	64	—	—
-Non-listed shares	26	28	—	—	28
Derivative financial liabilities:
-Interest rate swaps	27	(53)	—	(53)	—
-Derivative component of convertible bonds	27	(3,092)	—	(3,092)	—
-Forward foreign exchange and foreign exchange options contracts	27	(56)	—	(56)	—
During the years ended December 31, 2021 and 2020, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.
Valuation techniques and inputs used in Level 2 fair value measurements
Fair value of interest rate swaps in derivative financial liabilities is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.
Fair value of forward foreign exchange and foreign exchange options contracts is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curves in the respective currencies.
Fair value of derivative component of convertible bonds is measured by using the Binomial Model. The major inputs used in the Binomial Model are:

	At December 31, 2021	At December 31, 2020
Conversion price	RMB 6.24	RMB 6.24
Stock price of A shares	RMB 6.47	RMB 6.01
Stock market volatility	33.78%	35.38%
Risk-free interest rate	2.59%	3.14%
Fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments
-Non-listed shares (1)&(3)	Market comparable companies	Discount for lack of marketability	32%

-Non-tradable shares (2)&(3)	Discounted cash flow	Expected profit growth rate during the projection period	1%-169%
		Perpetual growth rate	3%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	28%
		Discount rate	10.46%

Other non-current financial assets
-Non-listed shares (2)	Discounted cash flow	Expected profit growth rates during the projection period	10%-28%
		Perpetual growth rates	1%-3%
		Perpetual dividend payout rates	80%
		Expected dividend payout rates during the projection period	27%-33%
		Discount rates	10%-11.77%

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

(ii)	Financial instruments not carried at fair value
All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, other non-current financial assets (amortized cost), trade and other payables, borrowings and lease liabilities are carried at amounts not materially different from their fair values as at December 31, 2021 and 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

5	Operating revenue
The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue
Disaggregation of revenue from contracts with customers by major service lines is as follows:

		2021	2020	2019
	Note	RMB million	RMB million	RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
-Traffic revenue
- Passenger		75,392	70,534	138,502
- Cargo and mail		19,887	16,493	9,615
-Commission income		2,677	2,771	2,952
-General aviation income		572	508	564
-Cargo handling income		864	507	359
-Hotel and tour operation income		538	390	712
-Ground services income		326	210	409
-Air catering service income		271	273	353
-Others		885	689	654

		101,412	92,375	154,120

Revenue from other sources:
-Rental income	19(e)	232	186	202

		101,644	92,561	154,322

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 6(a) and 6(b) respectively.

(ii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting date
As at December 31, 2021, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programs, amounted to
RMB 3,061 million (December 31, 2020: RMB3,196 million) (Note 39). This amount represents revenue expected to be recognized in the future when the customers obtain control of the goods or services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting

(a)	Business segments
The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organization structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes cargo handling, hotel and tour operation, ground services, air catering services and other miscellaneous services.
For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment loss/profit before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 6(c).
Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.
Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2021 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,763	1,418	(1,171)	—	3,010
Over time	98,206	3,257	(2,829)	—	98,634

Revenue from external customers	100,419	1,225	—	—	101,644
Inter-segment sales	550	3,450	(4,000)	—	—

Reportable segment revenue	100,969	4,675	(4,000)	—	101,644

Reportable segment loss before taxation	(13,769)	(111)	2	(25)	(13,903)

Reportable segment loss after taxation	(10,998)	(67)	2	52	(11,011)

Other segment information
Income tax	(2,771)	(44)	—	(77)	(2,892)
Interest income	763	15	(103)	—	675
Interest expense	6,291	26	(115)	—	6,202
Depreciation and amortization	23,854	380	—	—	24,234
Impairment loss	2,596	18	—	—	2,614
Credit losses	1	(2)	—	—	(1)
Share of associates’ results	—	—	—	9	9
Share of joint ventures’ results	—	—	—	271	271
Change in fair value of financial assets / liabilities	—	—	—	(309)	(309)
Non-current assets additions during the year #	21,457	905	(359)	—	22,003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2020 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,856	1,727	(1,483)	—	3,100
Over time	89,196	2,448	(2,183)	—	89,461

Revenue from external customers	91,722	839	—	—	92,561
Inter-segment sales	330	3,336	(3,666)	—	—

Reportable segment revenue	92,052	4,175	(3,666)	—	92,561

Reportable segment loss before taxation	(14,727)	(112)	1	(348)	(15,186)

Reportable segment loss after taxation	(11,388)	(61)	1	(372)	(11,820)

Other segment information
Income tax	(3,339)	(51)	—	24	(3,366)
Interest income	328	26	(32)	—	322
Interest expense	6,739	11	(34)	—	6,716
Depreciation and amortization	24,438	143	—	—	24,581
Impairment loss	4,015	2	—	—	4,017
Credit losses	153	11	—	—	164
Share of associates’ results	—	—	—	(776)	(776)
Share of joint ventures’ results	—	—	—	309	309
Change in fair value of financial assets / liabilities	—	—	—	53	53
Non-current assets additions during the year #	24,039	547	(49)	—	24,537

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2019 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,996	2,747	(2,401)	—	3,342
Over time	149,799	2,785	(1,604)	—	150,980

Revenue from external customers	152,591	1,731	—	—	154,322
Inter-segment sales	204	3,801	(4,005)	—	—

Reportable segment revenue	152,795	5,532	(4,005)	—	154,322

Reportable segment profit before taxation	3,020	558	2	490	4,070

Reportable segment profit after taxation	2,224	446	2	423	3,095

Other segment information
Income tax	796	112	—	67	975
Interest income	64	41	(31)	—	74
Interest expense	5,833	43	(31)	—	5,845
Depreciation and amortization	24,256	354	—	—	24,610
Impairment loss	38	—	—	—	38
Credit losses	11	2	—	—	13
Share of associates’ results	—	—	—	(178)	(178)
Share of joint ventures’ results	—	—	—	365	365
Remeasurement of the originally held equity interests in a joint venture	—	—	—	13	13
Change in fair value of financial assets / liabilities	—	—	—	265	265
Non-current assets additions during the year #	44,851	739	—	—	45,590

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at December 31, 2021 and December 31, 2020 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at December 31, 2021
Reportable segment assets	312,020	5,909	(1,616)	6,635	322,948
Reportable segment liabilities	236,428	2,640	(1,607)	1,242	238,703

As at December 31, 2020
Reportable segment assets	317,741	6,019	(4,209)	6,564	326,115
Reportable segment liabilities	239,968	2,237	(4,154)	3,201	241,252

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

#
The additions of
non-current
assets do not include interests in associates and joint ventures, other equity instrument investments, other non-current
financial assets, derivative financial assets and deferred tax assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(b)	Geographical information (continued)

(2)
Revenue from commission income, general aviation, cargo handling, hotel and tour operation, ground services, air catering services and other miscellaneous services are classified on the basis of where the services are performed.

	2021	2020	2019
	RMB million	RMB million	RMB million
Domestic	76,517	65,137	110,112
International	24,739	27,090	41,651
Hong Kong, Macau and Taiwan	388	334	2,559

	101,644	92,561	154,322

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

	Note	2021 RMB million	2020 RMB million	2019 RMB million
(Loss)/profit before income tax
Reportable segment (loss)/profit before taxation	6(a)	(13,903)	(15,186)	4,070
Capitalization of exchange difference of specific loans	(i)	(8)	(9)	(16)
Government grants	(ii)	1	—	1

Consolidated (loss)/profit before income tax		(13,910)	(15,195)	4,055

	Note	2021 RMB million	2020 RMB million
Assets
Reportable segment assets	6(a)	322,948	326,115
Capitalization of exchange difference of specific loans	(i)	39	47
Government grants	(ii)	(5)	(6)
Adjustments arising from business combinations under common control	(iii)	237	237
Others		(8)	(10)

Consolidated total assets		323,211	326,383

Liabilities
As at December 31, 2021 and 2020, the amount of reportable segment liabilities is the same as the amount of consolidated total liabilities.

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

7	Flight operation expenses

	2021 RMB million	2020 RMB million	2019 RMB million
Jet fuel costs	25,505	18,797	42,814
Flight personnel payroll and welfare	10,763	10,232	12,709
Air catering expenses	1,577	1,765	3,975
Civil Aviation Development Fund	1,059	—	2,332
Aircraft operating lease charges	920	977	1,412
Training expenses	690	857	1,142
Aircraft insurance	184	191	192
Others	4,871	4,726	5,990

	45,569	37,545	70,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

8	Maintenance expenses

	2021 RMB million	2020 RMB million	2019 RMB million
Aviation repair and maintenance charges	7,890	9,101	8,565
Staff payroll and welfare	2,994	2,875	2,976
Maintenance materials	1,278	1,399	1,516

	12,162	13,375	13,057

9	Aircraft and transportation service expenses

	2021 RMB million	2020 RMB million	2019 RMB million
Landing and navigation fees	11,705	10,857	17,658
Ground service and other charges	9,442	7,886	8,933

	21,147	18,743	26,591

10	Promotion and selling expenses

	2021 RMB million	2020 RMB million	2019 RMB million
Ticket office expenses	2,809	2,935	3,299
Sales commissions	773	842	2,214
Computer reservation services	413	352	959
Advertising and promotion	140	121	314
Others	570	757	969

	4,705	5,007	7,755

11	General and administrative expenses

	2021 RMB million	2020 RMB million	2019 RMB million
General corporate expenses	3,282	3,572	3,692
Auditors’ remuneration	15	20	20
- Audit services	14	17	18
- Non-audit services	1	3	2
Credit losses	(1)	164	13
Other taxes and levies	367	332	348

	3,663	4,088	4,073

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

12	Depreciation and amortization

	2021 RMB million	2020 RMB million	2019 RMB million
Depreciation of property, plant and equipment	8,835	8,824	9,029
Depreciation of right-of-use assets	14,888	15,388	15,263
Other amortization	518	378	328

	24,241	24,590	24,620

13	Staff costs

	2021 RMB million	2020 RMB million	2019 RMB million
Salaries, wages and welfare	23,441	22,592	24,647
Defined contribution retirement scheme	2,802	2,183	2,794
Other retirement welfare subsidy	50	72	206

	26,293	24,847	27,647

Staff costs relating to flight operations and maintenance are also included in the respective total amounts disclosed separately in Note 7 to Note 8 above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

14	Other net income

	2021 RMB million	2020 RMB million	2019 RMB million
Government grants (Note)	4,040	4,209	4,129
Gains/( losses ) on disposal of property, plant and equipment, net
-Aircraft and spare engines and construction in progress	149	(18)	34
-Other property, plant and equipment and right-of-use assets	214	75	106
Others	364	420	855

	4,767	4,686	5,124

Note:	Government grants mainly include subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.
There are no unfulfilled conditions and other contingencies related to subsidies that have been recognized during the years ended December 31, 2021, 2020 and 2019.

15	Interest expense

	2021 RMB million	2020 RMB million	2019 RMB million
Interest on borrowings	2,448	1,914	1,840
Interest relating to lease liabilities (Note 21)	4,434	5,180	5,302

Total interest expense on financial liabilities not at fair value through profit or loss	6,882	7,094	7,142
Less: interest expense capitalized (Note)	(701)	(363)	(1,279)

	6,181	6,731	5,863
Interest rate swaps: cash flow hedge, reclassified from equity (Note 17)	21	(15)	(18)

	6,202	6,716	5,845

Note:	The weighted average interest rate used for interest capitalization was 2.61% per annum in 2021 (2020: 2.51%; 2019: 3.51%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

16	Income tax

(a)	Income tax (credit)/expense in the consolidated income statement

	2021 RMB million	2020 RMB million	2019 RMB million
PRC income tax
–Provision for the year	2,159	1,716	1,611
–Under - provision in prior year	35	48	10

	2,194	1,764	1,621

Deferred tax (Note 29)
Origination and reversal of temporary differences	(5,088)	(5,132)	(650)

Income tax (credit)/expense	(2,894)	(3,368)	971

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
For the year of 2021, the Company and its branches are subject to income tax rates ranging from 15% to 25% (2020: 15% to 25%; 2019: 15% to 25%), and the subsidiaries of the Company are subject to income tax rates ranging from 15% to 25% (2020: 15% to 25%; 2019: 15% to 30%). Certain subsidiaries of the Company are located in Hong Kong and are subject to income tax at 16.5% (2020: 16.5%; 2019: 16.5%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

16	Income tax (continued)

(b)	Reconciliation between actual income tax (credit)/expense and calculated tax based on accounting (loss)/profit at applicable income tax rates

	2021 RMB million	2020 RMB million	2019 RMB million
(Loss)/profit before income tax	(13,910)	(15,195)	4,055

Notional tax on (loss)/profit before taxation, calculated at the rates applicable to (loss)/profits in the tax jurisdictions concerned (Note 16(a))	(3,380)	(3,667)	964

Adjustments for tax effect of:
Non-deductible expenses	96	102	18
Share of results of associates and joint ventures and other non-taxable income	(70)	111	(50)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognized	489	80	62
Utilization of unused tax losses and deductible temporary differences for which no deferred tax assets were recognized in prior years	(32)	(8)	(3)
Under - provision in prior year	35	48	10
Super deduction of research and development expenses	(32)	(34)	(30)

Income tax (credit)/expense	(2,894)	(3,368)	971

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

17	Other comprehensive income

	2021 RMB million	2020 RMB million	2019 RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	21	(30)	(54)
Reclassification adjustments for amounts transferred to profit or loss:
- interest expense (Note 15)	21	(15)	(18)
Net deferred tax (debited)/credited to other comprehensive income	(10)	11	17

	32	(34)	(55)

Equity investments measured at FVOCI:
Changes in fair value recognized during the year	(236)	(250)	(31)
Net deferred tax credited to other comprehensive income	60	63	7

	(176)	(187)	(24)

Share of other comprehensive income of associates
Will not be reclassified to profit or loss	(2)	(2)	3
May be reclassified subsequently to profit or loss	3	(3)	—

	1	(5)	3

Differences resulting from the translation of foreign currency financial statements	—	8	(7)

Other comprehensive income for the year	(143)	(218)	(83)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

18	(Loss)/earnings per share
The calculation of basic (loss)/earnings per share for the year ended December 31, 2021 is based on the loss attributable to equity shareholders of the Company of
RMB 12,106

million (2020: the loss attributable to equity shareholders of the Company of
RMB10,847
million, 2019: the profits attributable to equity shareholders of the Company of
 RMB2,640 million) and the weighted average of 16,201,129,384 shares in issue during the year (2020: 14,056,887,174 shares, 2019: 12,267,172,286 shares).

	2021 million	2020 million	2019 million
Issued ordinary shares at January 1	15,329	12,267	12,267
Effect of issuance of shares	872	1,790	—

Weighted average number of ordinary shares at December 31	16,201	14,057	12,267

The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the year ended December 31, 2021 and for the year ended December 31, 2020.
The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the year ended December 31, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net

	Investment properties RMB million	Buildings RMB million	Aircraft RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost:
At January 1 , 2020	470	16,046	113,276	24,385	8,253	162,430
Additions	—	12	1,435	542	935	2,924
Transferred from construction in progress (Note 20)	—	5,720	3,719	497	1,340	11,276
Reclassification on change of holding intention:
- transferred from other property, plant and equipment, net	52	(52)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	2,780	—	—	2,780
Disposals
- disposals	—	(152)	(6,830)	(399)	(558)	(7,939)
- disposal of a subsidiary	—	(99)	—	—	(34)	(133)

At December 31, 2020	522	21,475	114,380	25,025	9,936	171,338

At January 1 , 2021	522	21,475	114,380	25,025	9,936	171,338

Additions	—	66	2,855	487	668	4,076
Transferred from construction in progress (Note 20)	—	2,097	8,796	434	486	11,813
Reclassification on change of holding intention:
- transferred to other property, plant and equipment, net	(32)	32	—	—	—	—
- transferred from other property, plant and equipment, net	50	(50)	—	—	—	—
Transfer to assets held for sale (Note 35)	—	—	(6,309)	(152)	—	(6,461)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	2,761	—	—	2,761
Others	9	—	—	—	—	9
Disposals (c)	(8)	(115)	(6,393)	(441)	(556)	(7,513)

At December 31, 2021	541	23,505	116,090	25,353	10,534	176,023

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

	Investment properties RMB million	Buildings RMB million	Aircraft RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:
At January 1 , 2020	166	4,917	54,177	13,119	5,263	77,642
Depreciation charge for the year	23	618	5,744	1,493	946	8,824
Reclassification on change of holding intention:
- transferred from other property, plant and equipment, net	21	(21)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	982	—	—	982
Disposals
- disposals	—	(59)	(4,588)	(372)	(483)	(5,502)
- disposal of a subsidiary	—	(15)	—	—	(11)	(26)
Provision for impairment losses	—	—	3,202	75	2	3,279
Impairment losses written off on disposals	—	—	—	(7)	—	(7)

At December 31, 2020	210	5,440	59,517	14,308	5,717	85,192

At January 1 , 2021	210	5,440	59,517	14,308	5,717	85,192
Depreciation charge for the year	16	712	5,673	1,394	1,040	8,835
Reclassification on change of holding intention:
- transferred to other property, plant and equipment, net	(19)	19	—	—	—	—
- transferred from other property, plant and equipment, net	35	(35)	—	—	—	—
Transfer to assets held for sale (Note 35)	—	—	(2,746)	(66)	—	(2,812)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	1,202	—	—	1,202
Disposals	(6)	(28)	(4,270)	(406)	(414)	(5,124)
Provision for impairment losses (a)	—	—	914	80	—	994
Impairment losses transfer to assets held for sale (Note 35)	—	—	(2,581)	(60)	—	(2,641)
Impairment losses written off on disposals (c)	—	—	(809)	—	—	(809)

At December 31, 2021	236	6,108	56,900	15,250	6,343	84,837

Net book value:
At December 31, 2021	305	17,397	59,190	10,103	4,191	91,186

At December 31, 2020	312	16,035	54,863	10,717	4,219	86,146

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

(a)
As at December 31, 2021, the Group reported aircraft and related equipment in the amount of RMB199,407 million. For the year ended December 31, 2021, the Group made impairment provision of RMB2,579 million in aggregate towards certain aged or market value declined aircraft and related equipment based on its fleet disposal plans. Among which, the impairment provision for owned aircraft and related equipment were RMB994 million, and the impairment provision for leased aircraft and related equipment were RMB1,585 million (Note 21). Provision were made when asset’s carrying amount exceed its recoverable amount. The estimated recoverable amounts of above aircraft and related equipment with impairment indications were based on the fair value less cost to sell, which was determined by reference to the recent observable market prices for those aircraft and related equipment or appraisal results valued by external appraisal expert based on the cost method.

(b)	As at December 31, 2021, no property, plant and equipment of the Group were mortgaged for bank borrowings (December 31, 2020: Nil ).

(c)
During the year, the Group disposed certain aircraft directly and disposed certain aircraft through sale and leaseback agreement, against which cost, accumulated depreciation and impairment losses of the aircraft had been reduced with an aggregate amount of RMB4,042 million, RMB2,728 million and RMB809 million respectively.

During the year, the Group derecognized certain aircraft under finance lease agreements as a lessor, against which cost and accumulated depreciation of the aircraft had been reduced with an aggregate amount of RMB792 million and RMB0 respectively, and a long-term receivable was recognized accordingly. As at December 31, 2021, the balance of long-term receivable was RMB783 million (including the balance due within one year) (Note 26).

(d)
As at December 31, 2021 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the certain properties located in mainland China, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2021, carrying value of such properties of the Group amounted to RMB10,554 million (December 31, 2020: RMB10,226 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(e)
The Group leased out investment properties and facilities under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the leases after that date at which time all contract terms are renegotiated. In this connection, rental income total ing RMB232 million (2020: RMB186 million; 2019: RMB202 million) was recognized by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cessation of lease.
The Group’s total future minimum lease income under
non-cancellable
operating leases are as follows:

	2021	2020
	RMB million	RMB million
Within 1 year	47	66
After 1 year but within 5 years	130	120
After 5 years	72	97

	249	283

(f)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

20	Construction in progress

	Advance payment for aircraft and flight equipment RMB million	Others RMB million	Total RMB million
At January 1, 2020	30,919	8,303	39,222
Additions	8,858	4,637	13,495
Transferred to property, plant and equipment (Note 19)	(4,216)	(7,060)	(11,276)
Transferred to right-of-use assets (Note 21)	(6,219)	(2,440)	(8,659)
Transferred to others	—	(375)	(375)

At December 31, 2020	29,342	3,065	32,407

At January 1, 2021	29,342	3,065	32,407
Additions	10,464	1,821	12,285
Transferred to property, plant and equipment (Note 19)	(9,230)	(2,583)	(11,813)
Transferred to right-of-use assets (Note 21)	(454)	(61)	(515)
Transferred to others	—	(517)	(517)

At December 31, 2021	30,122	1,725	31,847

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

21	Right-of-use assets

	Aircraft and engines RMB million	Land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
Cost:

At January 1 , 2020	215,381	4,022	2,790	392	222,585

Additions	6,526	45	412	190	7,173
Transfer from construction in progress (Note 20)	5,993	2,440	—	226	8,659
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,780)	—	—	—	(2,780)
Disposals
- disposals	(4,419)	—	(180)	—	(4,599)
- disposal of a subsidiary	—	(26)	—	(43)	(69)

At December 31, 2020	220,701	6,481	3,022	765	230,969

At January 1 , 2021	220,701	6,481	3,022	765	230,969
Additions	3,493	343	1,194	243	5,273
Transfer from construction in progress (Note 20)	302	61	—	152	515
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,761)	—	—	—	(2,761)
Transferred to assets held for sale (Note 35)	(1,582)	—	—	—	(1,582)
Disposals	(5,959)	(75)	(931)	(26)	(6,991)

At December 31, 2021	214,194	6,810	3,285	1,134	225,423

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

21	Right-of-use assets (continued)

	Aircraft and engines RMB million	Land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
Accumulated amortization and impairment losses:
At January 1 , 2020	67,890	813	637	34	69,374
Amortization charge for the year	14,167	134	997	90	15,388
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(982)	—	—	—	(982)
Disposals
- disposals	(4,419)	—	(132)	—	(4,551)
- disposal of a subsidiary	—	—	—	(7)	(7)
Provision for impairment losses	682	—	—	—	682

At December 31, 2020	77,338	947	1,502	117	79,904

At January 1 , 2021	77,338	947	1,502	117	79,904
Amortization charge for the year	13,616	140	954	178	14,888
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(1,202)	—	—	—	(1,202)
Transferred to assets held for sale (Note 35)	(616)	—	—	—	(616)
Disposals	(5,959)	—	(913)	(21)	(6,893)
Provision for impairment losses (Note 19(a))	1,585	—	—	—	1,585
Impairment losses transfer to assets held for sale (Note 35)	(682)	—	—	—	(682)

At December 31, 2021	84,080	1,087	1,543	274	86,984

Net book value:
At December 31, 2021	130,114	5,723	1,742	860	138,439

At December 31, 2020	143,363	5,534	1,520	648	151,065

The Group was formally granted the rights to use certain parcels of land by the relevant PRC authorities for periods of 30 to 70 years, which expire before 2075.
As at December 31, 2021 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain parcels of land used by the Group. As at December 31, 2021, carrying value of such land use rights of the Group amounted to RMB2,987 million (December 31, 2020: RMB3,019 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.
As at December 31, 2021, no land use right of the Group was mortgaged for bank borrowings (December 31, 2020: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

21	Right-of-use assets (continued)

In addition to the amortization charged, the analysis of expense items in relation to leases recognized in profit or loss is as follows:

	2021 RMB million	2020 RMB million	2019 RMB million
Interest on lease liabilities (Note 15)	4,434	5,180	5,302
Interest rate swaps: cash flow hedge, reclassified from equity (Note 15)	21	(15)	(18)
Expense relating to short-term leases	1,241	1,257	2,092
Expense relating to leases of variable lease payments not included in the measurement of lease liabilities	124	106	81
The Group changed the accounting estimates in relation to the depreciation method of components related to engine overhaul costs, with effect from April 1, 2020 (see Note 19(f)).
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
rent concessions
beyond June 30, 2021, and applied the practical expedient to all leases except for aircraft and engine leases with eligible rent concessions received by the Group during the year. There is no rent concession received for the year ended December 31, 2021 (2020: RMB7 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

22	Goodwill

	2021 RMB million	2020 RMB million
Cost and carrying amount:	237	237

Impairment tests for cash-generating units containing goodwill

	2021 RMB million	2020 RMB million
Southern Airlines Group Import and Export Trading Company (“SAIETC”)	182	182
Xiamen Airlines Culture and Media Co., Ltd.	55	55

Total	237	237

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
discount rates ranging from
10.5%
to
13.5%
(2020: 10.5% to 13.5%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries
All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity
China Southern Airlines Henan Airlines Company Limited (i)	PRC	RMB	6,000,000,000	60%	Airline transportation
Xiamen Airlines Company Limited (“Xiamen Airlines”) (i)	PRC	RMB	14,000,000,000	55%	Airline transportation
Chongqing Airlines Company Limited (i)	PRC	RMB	1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (i)	PRC	RMB	280,000,000	60%	Airline transportation
Zhuhai Airlines Company Limited (i)	PRC	RMB	250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited (i)	PRC	RMB	1,281,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB	240,000,000	70.50%	Air catering
Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB	100,000,000	100%	Airport ground services
Nan Lung International Freight Limited	Hong Kong	HKD	3,270,000	51%	Freight services
China Southern Airlines General Aviation Company Limited (“CSAGA”) (i) & (iii)	PRC	RMB	1,342,280,000	57.88%	General aviation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity
SAIETC (i)	PRC	RMB	30,000,000	100%	Import and export agent services
Zhuhai Xiang Yi Aviation Technology Company Limited (i)	PRC	RMB	469,848,400	100%	Flight simulation services
China Southern Airlines Xiongan Airlines Company Limited (i)	PRC	RMB	10,000,000,000	100%	Airline transportation
China Southern Air Logistics Co., Ltd. (“Logistics Company”) (i) & (iv)	PRC	RMB	1,818,181,820	55%	Logistics operations
Shenyang Northern Aircraft Maintenance Co., Ltd. (“Shenyang Aircraft Maintenance”) (i) & (vii)	PRC	RMB	31,520,545	100%	Aircraft repair and maintenance services
Guangdong Southern Airline Pearl Aviation Services Company Limited (“Pearl Aviation Services”) (i) & (viii)	PRC	RMB	5,000,000	100%	Hotel management services
Southern Airlines Nansha Finance Leasing (Guangzhou) Co.,Ltd. (i)	PRC	RMB	2,000,000,000	100%	Leasing services

(i)	These subsidiaries are PRC limited liability companies.
(ii)	This subsidiary is a sino-foreign equity joint venture company established in the PRC.
(iii)	CSAGA
On December 18, 2020, certain third parties invested into CSAGA by means of capital injection and acquisition of the Company’s partial equity interests in CSAGA, the Company’s equity interests in CSAGA were decreased from 100% to 57.88%. Changes in the Company’s equity interests do not result in a loss of control of CSAGA.
The above transactions had the following effect on the Group’s other reserves in equity:

RMB million
Cash consideration received from third parties on partial disposal of equity interests	332
Capital injection from third parties	510
Less: Portion of net assets of CSAGA disposed	667

Other reserves in equity	175

(iv)	Logistics Company
On December 24, 2020, certain third parties made capital injections into Logistics Company causing a decrease of the Company’s equity interests in Logistics Company from
100% to 55%.
Changes in the Company’s equity interests do not result in a loss of control of Logistics Company.
The above transactions had the following effect on the Group’s other reserves in equity:

RMB million
Capital injection from third parties	3,355
Less: Portion of net assets of Logistics Company disposal	2,830

Other reserves in equity	525

(v)	China Southern West Australian Flying College Pty Ltd. (“Flying College”)
Flying College, a former subsidiary of the Company, went into liquidation process on December 21, 2020. Since then, the Group lost control of Flying College, and Flying College was no longer within the consolidation scope. The operating results and cash flow of Flying College before entering the liquidation process had been included in the consolidated income statement and consolidated cash flow statement of the Group this year. The Group recognized a net loss of RMB8 million on disposal of Flying College.

(vi)	Guangzhou Baiyun International Logistic Company Limited (“Baiyun Logistic”)
In January 2020, the Company acquired 29% equity interests from a third party in Baiyun Logistic, a subsidiary that the Company previously held 61% equity interests. On May 31, 2020, the Company transferred the then hold 90%
equity interests of Baiyun Logistic to Logistics Company as capital injection. Since then, Baiyun Logistic became an indirect subsidiary of the Company through Logistics Company.
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
The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognized values on acquisition RMB million
Non-current assets	19
Current assets	252
Current liabilities	(257)

Total net identifiable assets	14

Analysis of the net inflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid	(9)
Cash and cash equivalents acquired	173

Net cash inflow	164

(ix)	Material non-controlling interests
As at December 31, 2021, the balance of total
non-controlling
interests is RMB16,657 million (December 31, 2020: RMB15,547 million), of which RMB 9,103 million (December 31, 2020
：
RMB8,809 million) is for Xiamen Airlines and RMB 4,814 million (December 31, 2020: RMB2,892 million) is for
Logistics Company
. The rest of
non-controlling
interests are not individually material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

•	Set out below are the summarized financial information for Xiamen Airlines.

	2021 RMB million	2020 RMB million
Non-controlling interests percentage	45%	45%

Current assets	3,137	2,292
Non-current assets	48,775	50,975
Current liabilities	(18,601)	(16,033)
Non-current liabilities	(13,781)	(18,431)
Net assets	19,530	18,803
Carrying amount of non-controlling interests	9,103	8,809

Revenue	21,037	20,675
Loss for the year	(938)	(181)
Total comprehensive income	(1,071)	(304)
Loss allocated to non-controlling interests	(455)	(109)
Dividend paid to non-controlling interests	—	31

Net cash generated from operating activities	4,291	4,268
Net cash used in investing activities	(1,099)	(1,430)
Net cash used in financing activities	(2,529)	(3,201)

•	Set out below are the summarized financial information for Logistics Company (Note23(iv)).

	2021 RMB million	2020 RMB million (Note)
Non-controlling interests percentage	45%	45%

Current assets	12,124	8,479
Non-current assets	2,046	732
Current liabilities	(3,505)	(2,708)
Non-current liabilities	(91)	(112)
Net assets	10,574	6,391
Carrying amount of non-controlling interests	4,814	2,892

Revenue	19,659	15,397
Profit for the year	5,693	4,013
Total comprehensive income	5,693	4,013
Profit allocated to non-controlling interests	2,572	16
Dividend paid to non-controlling interests	650	2

Net cash generated from operating activities	6,872	5,241
Net cash used in investing activities	(3,390)	(1,468)
Net cash (used)/generated from financing activities	(2,486)	1,122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

Note:
On December 24, 2020, certain third parties made capital injections into
Logistics Company
, causing a decrease of the Company’s equity interests in
Logistics Company
from 100% to 55%. Changes in the Company’s equity interests do not result in a loss of control of
Logistics Company
.

24	Interest in associates

	2021 RMB million	2020 RMB million
Share of net assets	2,637	2,449

All the Group’s associates are unlisted without
quoted
market price. The particulars of the Group’s principal associates as at December 31, 2021 are as follows:

			Proportion of ownership interest held by
	Place of establishment / operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
China Southern Airlines Group Finance Company Limited (“Finance Company”)	PRC	48.59%	41.81%	6.78%	48.59%	Provision of airlines financial services
Sichuan Airlines Co.,Ltd. (“Sichuan Airlines”)	PRC	39%	39%	—	39%	Airline transportation
Southern Airlines Culture and Media Co., Ltd.(“SACM”)	PRC	40%	40%	—	40%	Advertising services
Shenyang Konggang Logistic Co.,Ltd. (“Shenyang Konggang”)	PRC	45%	45%	—	45%	Ground services
Beijing Xingming Lake Jinyan Hotel Co., Ltd.	PRC	49%	—	49%	49%	Catering and accommodation services
Shangzhou Aviation Logistics Co., Ltd.	PRC	37.90%	—	37.90%	37.90%	Airline transportation
Beijing Airport Inflight Kitchen Co.,Ltd.	PRC	30%	30%	—	30%	Air catering services
Xinjiang Civil Aviation Property Management Limited	PRC	42.80%	42.80%	—	42.80%	Property management

There is no associate that is individually material to the Group.
The Group has interest in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2021 RMB million	2020 RMB million	2019 RMB million
Aggregate carrying amount of individually immaterial associates	2,637	2,449	3,322
Aggregate amounts of the Group’s share of:
Profit/(loss) from continuing operations	9	(776)	(178)
Other comprehensive income	1	(5)	3

Total comprehensive income	10	(781)	(175)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

25	Interest in joint ventures

	2021 RMB million	2020 RMB million
Share of net assets	3,341	3,225

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at December 31, 2021 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co.,Ltd. (“GAMECO”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

MTU Maintenance Zhuhai Co., Ltd. (“MTU”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services
There is no joint venture that is individually material to the Group.
The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as follows:

	2021 RMB million	2020 RMB million	2019 RMB million
Aggregate carrying amount of individually immaterial joint ventures	3,341	3,225	3,124
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	271	309	365

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

26	Financial assets

	Notes	2021 RMB million	2020 RMB million
Other equity instrument investments (FVOCI)	(i)
- Non-listed shares		40	100
- Non-tradable shares		523	699

		563	799

Other non-current financial assets (FVPL) (Note 28)	(i)
- Listed shares		68	64
- Non-listed shares		27	28
Other non-current financial assets (amortized cost)	(ii)
- Long-term receivables		494	—

		589	92

Notes:

(i)	Dividend income generated from the investments amounted to RMB4 million for the year of 2021 in total (2020: RMB23 million).
(ii)
During the year ended December 31, 2021, the Group derecognized certain aircraft under finance lease agreements as a lessor and recognized long-term receivables. As at December 31, 2021, long-term receivables (including the portion due within one year) was RMB783 million (Note 19(c)), among which RMB183 million was recorded in the amounts due from related parties (Note 42(a)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

27	Derivative financial liabilities

	Notes	2021 RMB million	2020 RMB million
Current liabilities:
Forward foreign exchange and foreign exchange options contracts	(i)	—	56
Derivative component of convertible bonds	(ii i )	1,222	3,092

		1,222	3,148

Non-current liabilities:
Interest rate swaps	(ii)
-Measured at FVOCI		—	42
-Measured at FVPL		20	11

		20	53

Notes:

(i)
The Group entered into forward foreign exchange and foreign exchange options contracts to mitigate its forward currency risk and all the forward foreign exchange and foreign exchange options contracts have been settled in 2021. As at December 31, 2020, the fair value of the forward foreign exchange and foreign exchange options contracts amounted to RMB56 million was recognized in liabilities, with notional principal amounted to USD400 million.

(ii)
In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% per annum to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2021 amounted to USD 190 million (December 31, 2020: USD258 million).

(i ii )
In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the annual rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from April 21
,
2021 to October 14
,
2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year).

Any excess of proceeds over the fair value amount initially recognized as the derivative component is recognized as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognized initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortized cost using the effective interest method (Note 36(a)).
For the year ended December 31, 2021, 101,034,070 convertible bonds were converted to A shares at the conversion price of RMB 6.24 per share, RMB 1,619 million was credited to share capital. As at December 31, 2021, the carrying amount of liability component of the remaining 58,965,930 A share convertible bonds was RMB 4,992 million (December 31, 2020: 160,000,000 A share convertible bonds with a carrying amount of RMB 12,833 million) (Note 36(a)), and the fair value of the derivative component of remaining 58,965,930 A share convertible bonds was RMB1,222 million (December 31, 2020: 160,000,000 A share convertible bonds with fair value of RMB 3,092 million). For the year ended December 31, 2021, the loss on the changes in fair value of the derivative component amounted to RMB 269 million was recognized (December 31, 2020: gain on the changes in fair value amounted to RMB 201 million) (Note 28).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

28	Changes in fair value of financial liabilities

	2021 RMB million	2020 RMB million
Other non-current financial assets (FVPL) (Note 26)	3	(14)
Interest rate swaps measured at FVPL	17	(11)
Forward foreign exchange and foreign exchange options contracts	(60)	(107)
Derivative component of convertible bonds (Note 27(iii))	(269)	201
Cross currency swaps	—	(16)

	(309)	53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets / (liabilities)

(a)	Movements of net deferred tax assets are as follows:

	At December 31, 2020 RMB million	(Charged)/ credited to consolidated income statement RMB million	(Charged)/ credited to other comprehensive income RMB million	At December 31, 2021 RMB million
For the year ended December 31, 2021
Deferred tax assets:
Net effect on right-of-use assets	1,307	268	—	1,575
Accrued expenses	1,456	86	—	1,542
Provision for major overhauls	361	122	—	483
Contract liabilities/other non-current liabilities	57	(1)	—	56
Provision for impairment losses	1,118	375	—	1,493
Provision for tax losses	4,288	3,805	—	8,093
Change in fair value of derivative financial liabilities	10	22	(10)	22
Change in fair value of other equity instrument investments	—	—	15	15
Depreciation allowances under tax in excess of the related depreciation under accounting	—	74	—	74
Others	130	12	—	142

	8,727	4,763	5	13,495

Deferred tax liabilities:
Accrued expenses	(144)	138	—	(6)
Depreciation allowances under tax in excess of the related depreciation under accounting	(669)	150	—	(519)
Change in fair value of other equity instrument investments	(166)	—	45	(121)
Change in fair value of other non-current financial assets	(16)	(1)	—	(17)
Change in fair value of derivative financial liabilities	(34)	34	—	—
Fair value re-measurement of identifiable assets in business combination	(27)	2	—	(25)
Others	(12)	2	—	(10)

	(1,068)	325	45	(698)

Net deferred tax assets	7,659	5,088	50	12,797

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets / (liabilities) (continued)

(a)	Movements of net deferred tax assets are as follows: (continued)

	At December 31, 2019 RMB million	(Charged)/ credited to consolidated income statement RMB million	Credited to other comprehensive income RMB million	At December 31, 2020 RMB million
For the year ended December 31, 2020
Deferred tax assets:
Net effect on right-of-use assets	1,823	(516)	—	1,307
Accrued expenses	1,114	342	—	1,456
Provision for major overhauls	262	99	—	361
Contract liabilities/other non-current liabilities	68	(11)	—	57
Provision for impairment losses	81	1,037	—	1,118
Provision for tax losses	7	4,281	—	4,288
Change in fair value of derivative financial liabilities	—	—	10	10
Others	114	16	—	130

	3,469	5,248	10	8,727

Deferred tax liabilities:
Accrued expenses	(191)	47	—	(144)
Depreciation allowances under tax in excess of the related depreciation under accounting	(478)	(191)	—	(669)
Change in fair value of derivative financial assets	(1)	—	1	—
Change in fair value of other equity instrument investments	(229)	—	63	(166)
Change in fair value of other non-current financial assets	(20)	4	—	(16)
Change in fair value of derivative financial liabilities	(54)	20	—	(34)
Fair value re-measurement of identifiable assets in business combination	(29)	2	—	(27)
Others	(14)	2	—	(12)

	(1,016)	(116)	64	(1,068)

Net deferred tax assets	2,453	5,132	74	7,659

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
(No. 8, 2020)
, the carry over period for tax losses of enterprises in certain difficult industries suffering from the epidemic in 2020 will be extended from 5 years to 8 years). Therefore, the Group’s tax losses occurred in 2020 can be carried forward for 5-8 years, and the Group’s tax losses occurred in other years can be carried forward for 5 years.

(b)	Reconciliation to the consolidated statement of financial position:

	2021 RMB million	2020 RMB million
Net deferred tax asset recognized in the statement of financial position	12,823	7,739
Net deferred tax liability recognized in the statement of financial position	(26)	(80)

	12,797	7,659

(c)	Deferred tax assets not recognized
The Group’s unused tax losses of RMB3,020 million (2020: RMB1,058 million) have not been recognized as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilized will be available before they expire. The expiry dates of unrecognized unused tax losses are analyzed as follows:

	2021 RMB million	2020 RMB million
Expiring in ：
2021	—	92
2022	82	82
2023	109	110
2024	336	337
2026	1,515	—
2028	978	437

	3,020	1,058

As at December 31, 2021, the Group’s other deductible temporary differences amounting to RMB1,094 million (December 31, 2020: RMB819million) have not been recognized as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

30	Other assets

	Software RMB million	Leasehold improvements RMB million	Others RMB million (Note)	Total RMB million
At January 1, 2020	482	251	1,246	1,979
Additions	70	46	804	920
Transferred from construction in progress	277	79	—	356
Amortisation for the year	(221)	(92)	(65)	(378)

At December 31, 202 0	608	284	1,985	2,877

At January 1, 202 1	608	284	1,985	2,877
Additions	83	43	253	379
Transferred from construction in progress	474	28	—	502
Disposal	—	(7)	(4)	(11)
Amortisation for the year	(330)	(105)	(83)	(518)
Provision for impairment losses	—	(18)	—	(18)

At December 31, 2021	835	225	2,151	3,211

Note:	As at December 31, 2021, the amounts include prepayments of RMB 1,302 million made to related parties for acquisition of long-term assets (December 31, 2020: RMB1,222 million) ( Notes 42(b)&50(c)).

31	Inventories

	2021 RMB million	2020 RMB million
Consumable spare parts and maintenance materials	1,559	1,613
Other supplies	173	219

	1,732	1,832
Less: provision	(80)	(72)

	1,652	1,760

Provision for inventories is shown as below:

	2021 RMB million	2020 RMB million
At January 1	72	54
Provision for inventories	17	56
Written - off upon disposal	(9)	(38)

At December 31	80	72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

32	Trade receivables

	2021 RMB million	2020 RMB million
Trade receivables	2,897	2,568
Less: loss allowance	(39)	(43)

	2,858	2,525

(a)	Ageing analysis
Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2021 RMB million	2020 RMB million
Within 1 month	2,337	1,972
More than 1 month but less than 3 months	273	307
More than 3 months but less than 12 months	236	231
More than 1 year	51	58

	2,897	2,568
Less: loss allowance	(39)	(43)

	2,858	2,525

All of the trade receivables are expected to be recovered within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

32	Trade receivables (continued)

(b)	Trade receivables by currencies
The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2021 RMB million	2020 RMB million
RMB	2,631	2,446
USD	195	48
EURO	16	13
HKD	11	9
AUD	9	7
BDT	7	9
Others	28	36

	2,897	2,568

33	Other receivables

	Notes	2021 RMB million	2020 RMB million
VAT recoverable		7,854	6,072
Government grants receivables	(i)	474	523
Rebate receivables on aircraft acquisitions		302	497
Other deposits		155	170
Others	(ii)	972	1,244

		9,757	8,506
Less: loss allowance	(iii)	(158)	(159)

		9,599	8,347

Notes:

(i)	Government grants receivables are recognized as there is reasonable assurance that they will be received and the Group has complied with the conditions attaching to them.
(ii)
The amounts include term deposits of RMB227 million (December 31, 2020: RMB287 million), which have a maturity over 3 months at acquisition. The weighted average annualized interest rate of term deposits as at December 31, 2021 was 1.95% (December 31, 2020: 2.07%).

(iii)
The Group lost control of Flying College in December 2020 (Note23(v)). As at December 31, 2021 and 2020, prepayment of training expenses made to Flying College amounting to
RMB 148 million was fully impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2021 RMB million	2020 RMB million
Deposits in banks and other financial institutions	1	5
Cash at bank and other financial institutions and on hand	21,455	25,414

Cash and cash equivalents in the consolidated statement of financial position	21,456	25,419

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2021 RMB million	2020 RMB million
RMB	20,457	24,947
USD	782	272
EURO	88	64
AUD	20	15
JPY	12	21
HKD	31	15
Others	66	85

	21,456	25,419

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(b)	Reconciliation of (loss)/profit before income tax to cash generated from operating activities

	Note	2021 RMB million	2020 RMB million	2019 RMB million
(Loss) / profit before income tax		(13,910)	(15,195)	4,055
Adjustments for:
Depreciation and amortization	12	24,241	24,590	24,620
Impairment losses on property, plant, equipment	19	994	3,279	18
Impairment losses on right-of-use assets	21	1,585	682	—
Impairment losses on other assets	30	18	—	—
Credit losses	11	(1)	164	13
Share of associates’ results	24	(9)	776	178
Share of joint ventures’ results	25	(271)	(309)	(365)
Gain on disposal of property, plant and equipment and construction in progress	14	(363)	(57)	(140)
Changes in fair value of financial assets/ liabilities	28	309	(53)	(265)
Remeasurement of the originally held equity interests in a joint venture		—	—	(13)
Interest income		(675)	(322)	(74)
Interest expense	15	6,202	6,716	5,845
Dividends income from other non-current financial assets	26	(4)	(23)	(23)
Exchange (gain)/losses, net		(1,524)	(3,170)	1,268
Loss on disposal of a subsidiary	23(v)	—	8	—
Decrease / (increase) in inventories	31	108	133	(179)
Decrease in contract liabilities and other non-current liabilities		(85)	(134)	(337)
(Decrease) / increase in sales in advance of carriage		(281)	(6,306)	1,709
(Decrease) / increase in deferred benefits and gains	46	(44)	(64)	73
(Increase) / decrease in operating receivables		(1,593)	1,408	1,165
Increase / (decrease) in operating payables		580	(1,396)	2,180

Cash generated from operating activities		15,277	10,727	39,728

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities

	Bank loans and other borrowings RMB million	Lease liabilities RMB million	Interest rate swaps RMB million	Derivative component of convertible bonds RMB million	Total RMB million
	(Note 36)	(Note 37)	(Note 27)	(Note 27)
At January 1 , 2021	78,233	121,213	53	3,092	202,591
Changes from financing cash flows:

Proceeds from bank borrowings	76,910	—	—	—	76,910
Proceeds from corporate bonds	9,000	—	—	—	9,000
Proceeds from ultra-short-term financing bills	82,500	—	—	—	82,500
Repayment of bank borrowings	(70,437)	—	—	—	(70,437)
Repayment of ultra-short-term financing bills	(68,900)	—	—	—	(68,900)
Repayment of corporate bonds	(3,749)	—	—	—	(3,749)
Capital element of lease rentals paid(Note 34(d))	—	(21,613)	—	—	(21,613)

Total changes from financing cash flows	25,324	(21,613)	—	—	3,711
Exchange adjustments	—	(1,474)	—	—	(1,474)

Changes in fair value	—	—	(33)	269	236

Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 52)	—	4,623	—	—	4,623
Conversion of convertible bonds to ordinary shares (Note 52)	(8,317)	—	—	(2,139)	(10,456)
Amortization amount of convertible bonds	456	—	—	—	456
Accrued interest expense	571	—	—	—	571

Total other changes	(7,290)	4,623	—	(2,139)	(4,806)

At December 31, 2021	96,267	102,749	20	1,222	200,258

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities (continued)

	Bank loans and other borrowings	Lease liabilities	Interest rate swaps	Cross currency swaps	Derivative component of convertible bonds	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 36)	(Note 37)	(Note 27)		(Note 27)
At January 1, 2020	51,180	134,074	(3)	(187)	—	185,064

Changes from financing cash flows:

Proceeds from bank borrowings	71,841	—	—	—	—	71,841
Proceeds from ultra-short-term financing bills	48,300	—	—	—	—	48,300
Proceeds from corporate bonds	25,000	—	—	—	—	25,000
Repayment of bank borrowings	(52,601)	—	—	—	—	(52,601)
Repayment of ultra-short-term financing bills	(59,800)	—	—	—	—	(59,800)
Repayment of corporate bonds	(2,655)	—	—	—	—	(2,655)
Capital element of lease rentals paid(Note 34(d))	—	(20,670)	—	—	—	(20,670)

Total changes from financing cash flows	30,085	(20,670)	—	—	—	9,415
Exchange adjustments	142	(3,526)	—	171	—	(3,213)

Changes in fair value	—	—	56	16	(201)	(129)

Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 5 2 )	—	11,335	—	—	—	11,335
Amount initially recognized as the derivative component of convertible bonds	(3,293)	—	—	—	3,293	—
Amortization amount of convertible bonds	119	—	—	—	—	119

Total other changes	(3,174)	11,335	—	—	3,293	11,454

At December 31, 2020	78,233	121,213	53	—	3,092	202,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(d)	Total cash outflow for leases
Amounts included in the cash flow statement for leases comprise the following:

	2021	2020	2019
	RMB million	RMB million	RMB million
Within operating cash flows	(5,794)	(6,528)	(7,457)
Within investing cash flows	(343)	(45)	(224)
Within financing cash flows	(21,613)	(20,670)	(17,784)

	(27,750)	(27,243)	(25,465)

These amounts relate to the following:

	2021	2020	2019
	RMB million	RMB million	RMB million
Lease rentals paid	(27,407)	(27,198)	(25,241)
Acquisition of land use rights	(343)	(45)	(224)

	(27,750)	(27,243)	(25,465)

35	Assets held for sale

	2021	2020
	RMB million	RMB million
Aircraft and other flight equipment	1,292	—

As at December 31, 2021, assets held for sale represents certain aircraft and other flight equipment to be delivered. The carrying amount of the assets held for sale is RMB 1,292 million, including RMB 1,008 million of aircraft and other flight equipment (Note 19), and RMB 284 million of lease aircraft (Note 21). As at December 31, 2021, the transaction price with third party is higher than the carrying amount of the assets, and the sale is expected to be completed in 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

36	Borrowings

(a)	Borrowings are analyzed as follows:

	2021	2020
	RMB million	RMB million
Non-current

Long-term borrowings	15,389	8,811
Corporate bonds (Note (ii))	1,000	7,500
Convertible bonds (Note 27(iii))	4,984	12,833
Medium-term notes (Note (iii))	16,981	8,990

	38,354	38,134

Current

Current portion of long-term borrowings	169	67
Short-term borrowings	25,116	25,286
Ultra-short-term financing bills	24,710	10,999
Current portion of corporate bonds and medium-term notes (Notes (ii)&(iii))	7,910	3,747
Current portion of convertible bonds (Note 27(iii))	8	—

	57,913	40,099

Total borrowings	96,267	78,233

The borrowings are repayable:
Within one year	57,913	40,099
In the second year	18,611	7,662
In the third to fifth year	16,747	14,394
After the fifth year	2,996	16,078

Total borrowings	96,267	78,233

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

36	Borrowings (continued)

(a)	Borrowings are analyzed as follows (continued):

Notes:

(i)	As at December 31, 2021, the Group did not have any secured bank borrowings (December 31, 2020: Nil).
(ii)
The Company issued corporate bonds with aggregate nominal value of RMB5,000 million on May 25
,
2016 at a bond rate of 3.12% per annum. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB4,851 million were redeemed by the Company in 2019 at the request of investors, and the remaining bonds of RMB149 million were redeemed by the Company in 2021 upon maturity.

The Company issued corporate bonds with aggregate nominal value of RMB2,000 million on November 26
,
2018 at a bond rate of 3.92% per annum with a term of 3 years. The bonds were redeemed by the Company in 2021 upon maturity.
The Company issued corporate bonds with aggregate nominal value of RMB3,000 million on February 21
,
2019 at a bond rate of 3.45% per annum with a term of 3
years. As at December 31, 2021, the corporate bonds will mature within 1 year.
The Company issued corporate bonds with aggregate nominal value of
RMB2,000
million on May 16, 2019 at a bond rate
of 3.72
% per annum with a term
of 3
years. As at December 31, 2021, the corporate bonds will mature within 1 year.
Xiamen Airlines, a subsidiary of the Group, issued corporate bonds with aggregate nominal value of RMB1,500 million on November 20, 2019 at a bond rate of 3.58% per annum with a term of 3 years. As at December 31, 2021, the corporate bonds will mature within 1 year.
Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,000 million on March 16, 2020 at a bond rate
of 2.95% per annum with a term of 3 years. As at December 31, 2021, the corporate bonds will mature over 1 year.

(iii)
The Company issued medium-term notes with aggregate nominal value of RMB1,000 million in 2019 at an annual interest rate of 3.20% with a term of 3 years. As at December 31, 2021, the medium-term notes will mature within 1 year.

The Company issued medium-term notes with aggregate nominal value of RMB8,000 million in 2020 at annual interest rates ranging from 2.44% to 3.28% with terms of 3 to 5 years. As at December 31, 2021, the medium-term notes will mature over 1 year.
The Company issued medium-term notes with aggregate nominal value of RMB9,000 million in 2021 at annual interest rates ranging from 2.90% to 3.20% with terms of 3 years. As at December 31, 2021, the medium-term notes will mature over 1 year.

(b)	As at December 31, 2021, the Group’s weighted average interest rates on short-term borrowings were 2.20% per annum (December 31, 2020: 2.23% per annum).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

36	Borrowings (continued)

(c)	Details of borrowings with original maturity over one year are as follows:

	2021	2020
	RMB million	RMB million
Renminbi denominated borrowings
Fixed interest rate at 1.20%~4.00% per annum as at December 31, 2021	12,483	8,028
Corporate bond - Fixed interest rate at 2.95%~3.72%	7,666	9,649
Convertible bond - Fixed interest rate (Note27(iii))	4,992	12,833
Medium-term notes - Fixed interest rate at 2.44%~3.28%	18,225	10,588
Floating interest rates at 74%~92% of benchmark interest rate (stipulated by PBOC) as at December 31, 2021	3,075	850

	46,441	41,948
Less: borrowings due within one year classified as current liabilities	(8,087)	(3,814)

	38,354	38,134

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2021	2020
	RMB million	RMB million
Renminbi	96,267	78,233

(e)	The balance of long-term borrowings as at December 31, 2021 included entrusted loans from CSAH via Finance Company to the Group amounted t o RMB1,001 million (December 31, 2020: Nil) (Note 50(d)(ii)).

(f)
Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to certain of the Group’s consolidated statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at December 31, 2021 and 2020, none of the covenants relating to drawn down facilities had been breached.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

37	Lease liabilities
At December 31, 2021, the lease liabilities were payable as follows:

	2021	2020
	RMB million	RMB million
Within 1 year	20,805	20,930
After 1 year but within 2 years	19,229	20,045
After 2 years but within 5 years	38,950	47,164
After 5 years	23,765	33,074

	102,749	121,213

	Obligations by denominated currencies
For the year ended December 31, 2021	Effective interest rate	USD RMB million	Japanese Yen RMB million	Renminbi RMB million	Euro RMB million	Other currencies RMB million	Total RMB million
Fixed interest rates	1.78%~4.90%	38,254	9	12,780	8	19	51,070
Floating interest rates	0.42%~5.22%	5,524	514	43,091	2,550	—	51,679

		43,778	523	55,871	2,558	19	102,749

	Obligations by denominated currencies
For the year ended December 31, 2020	Effective interest rate	USD RMB million	Japanese Yen RMB million	Renminbi RMB million	Euro RMB million	Other currencies RMB million	Total RMB million
Fixed interest rates	1.75% ~ 5.03%	43,519	6	10,268	14	16	53,823
Floating interest rates	0% ~ 5.22%	9,343	1,019	53,659	3,243	126	67,390

		52,862	1,025	63,927	3,257	142	121,213

The Group has significant lease liabilities which are denominated in USD as at December 31, 2021. The net exchange gain of RMB1,575 million for the year ended December 31, 2021 (2020: net exchange gain of RMB3,485 million; 2019: net exchange loss of RMB1,477 million) was mainly attributable to the translation of balances of lease liabilities which are denominated in USD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

38	Trade payables
Ageing analysis of trade payables based on transaction date is set out below:

	2021	2020
	RMB million	RMB million
Within 1 month	403	431
More than 1 month but less than 3 months	221	473
More than 3 months but less than 6 months	221	313
More than 6 months but less than 1 year	268	329
More than 1 year	215	236

	1,328	1,782

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2021	2020
	RMB million	RMB million
Renminbi	891	1,587
USD	431	165
Others	6	30

	1,328	1,782

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

39	Contract liabilities

	2021	2020
	RMB million	RMB million
Unredeemed credits under the frequent flyer award programs (Note)	1,459	1,451
Others	83	62

	1,542	1,513

Note:
As at December 31, 2021, unredeemed credits under the frequent flyer award programs represent the aggregated amounts of the transaction price allocated to the remaining performance obligation, which is expected to be recognized as revenue in the future when the customers obtain control of the goods or services. Movement of unredeemed credits under the frequent flyer award programs is set out below:

	2021	2020
	RMB million	RMB million
Balance at January 1	3,196	3,331
-Current	1,451	1,568
-Non-current	1,745	1,763

Addition as a result of increase of the unredeemed credits under the frequent flyer award programs	1,628	1,270
Reduction as a result of revenue recognized during the year	(1,763)	(1,405)
-Recognized as revenue from opening balance of contract liabilities	(1,344)	(1,192)
-Recognized as revenue from current year addition of contract liabilities	(419)	(213)

Balance at December 31	3,061	3,196

Representing:
-Current	1,459	1,451
-Non-current (Note 41)	1,602	1,745

40	Sales in advance of carriage
As at December 31, 2021, the amount of sales in advance of carriage represents revenue expected to be recognized in the future when the customers obtain control of and accept the passenger transportation services to be provided by the Group. During the year, RMB2,528 million (2020: RMB6,564 million) which was included in the opening balance of the sales in advance of carriage was recognized as revenue, and RMB1,267 million was refunded to the customers when it’s applicable to the
Covid-19
refund policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

41	Other non-current liabilities

		2021	2020
	Note	RMB million	RMB million
Unredeemed credits under the frequent flyer award programs	39	1,602	1,745
Long-term payables (Note)		193	291
Others		29	—

		1,824	2,036

Note:	In 2020, the Group disposed certain aircraft through sale and leaseback agreement, and the long-term payables were additional financing provided by buyer-lessor to the Group in aircraft sale and leaseback transactions. As at December 31, 2021, long-term payables of RMB193 million (December 31, 2020: RMB 291 million) were additional financing provided by buyer-lessor to the Group in aircraft sale and leaseback transactions, and the current portion of long-term payables of RMB98 million (December 31, 2020: RMB 94 million) was recorded in other liabilities.

42	Balances with related companies

(a)	Amounts due from related companies

		2021	2020
	Note	RMB million	RMB million
Current
CSAH and its affiliates		14	10
Associates		72	57
Joint ventures		28	18
Other related company		1	—

	50(c)	115	85

		2021	2020
		RMB million	RMB million
Non-current
Associates	50(c)	151	—

The amounts due from associates include long-term receivables of RMB183 million (including the portion due within one year) relating to a finance lease arrangement (Note(26)(ii)). Other than that, the remaining amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Prepayments to related companies for acquisition of long-term assets

		2021	2020
	Note	RMB million	RMB million
Non-current
CSAH and its affiliates		719	639
Associates		495	495
Joint ventures		88	88

	30&50(c)	1,302	1,222

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

42	Balances with related companies (continued)

(c)	Amounts due to related companies

		2021	2020
	Note	RMB million	RMB million
Current
CSAH and its affiliates		174	225
Associates		14	13
Joint ventures		175	119

	50(c)	363	357

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

43	Accrued expenses

	2021	2020
	RMB million	RMB million
Repairs and maintenance	5,477	5,268
Salaries and welfare	4,457	4,328
Landing and navigation fees	1,855	2,121
Jet fuel costs	1,524	961
Computer reservation services	457	575
Provision for major overhauls (Note 45)	124	426
Air catering expenses	75	74
Interest expense	—	512
Others	1,510	1,655

	15,479	15,920

44	Other liabilities

	2021	2020
	RMB million	RMB million
Payable for purchase of property, plant and equipment	3,420	3,432
Civil Aviation Development Fund and airport tax payable	714	885
Sales agent deposits	446	485
Other taxes payable	501	328
Deposit received for chartered flights	259	239
Others	2,438	2,104

	7,778	7,473

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

45	Provision for major overhauls
Details of provision for major overhauls in respect of aircraft held under leases are as follows:

	2021	2020
	RMB million	RMB million
At January 1	4,642	4,425
Additional provision	714	760
Utilization	(412)	(543)

At December 31	4,944	4,642
Less: current portion (Note 43)	(124)	(426)

	4,820	4,216

46	Deferred benefits and gains

	2021	2020
	RMB million	RMB million
Maintenance rebates	485	531
Government grants	233	229
Others	7	9

	725	769

47	Share capital

	2021	2020
	RMB million	RMB million
Registered, issued and paid up capital:

Trade-restricted:
2,453,434,457 A shares of RMB1.00 each owned by CSAH (2020: 2,942,637,115 shares of RMB1.00 each) (Note (iii))	2,453	2,942
0 H shares of RMB1.00 each (2020: 1,209,621,577 shares of RMB1.00 each) (Note (iv))	—	1,210

	2,453	4,152

Tradable:
6,147,463,051 A shares of RMB1.00 each owned by CSAH (2020: 4,039,228,665 shares of RMB1.00 each) (Notes (ii) & (iii))	6,147	4,039
4,072,395,671 A shares of RMB1.00 each (2020: 4,072,291,766 shares of RMB1.00 each)	4,073	4,073
4,275,144,849 H shares of RMB1.00 each (Note (iv)) (2020: 3,065,523,272 shares of RMB1.00 each)	4,275	3,065

	14,495	11,177
	16,948	15,329

Notes:

(i)	All the A and H shares rank pari passu in all material respects.
(ii)
For the year ended December 31, 2021, 101,034,070 convertible bonds were converted to A shares at the conversion price of RMB6.24 per share. RMB1,619 million was credited to share capital and RMB8,837 million was credited to share premium respectively.

(iii)
In September 2018, the Company issued 1,578,073,089 A shares (“2018 A shares”) to CSAH and other six entities, and the 2018 A shares issued to CSAH are restricted for trading within 36 months upon completion of the issuance. During the year ended
December 31, 2021
, the trading restriction on 489,202,658 A shares issued to CSAH was released.

(iv)
In September 2018 and April 2020, the Company issued 600,925,925 H shares (“2018 H shares”) and 608,695,652
H shares (“2020 H shares”) to a fellow subsidiary of CSAH. Considering that the 2018 H shares and the 2020 H shares are not subject to restrictions on sales in nature, the 2018 H shares and the 2020 H shares were reclassified from trade-restricted shares to tradable shares during the year ended December 31, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

48	Reserves

(a)	Dividends
The directors did not propose any final dividend in respect of the years ended December 31, 2021 and 2020.

(b)	Share premium
The share premium represents the difference between the par value of the shares of the Company and consideration for the shares issued

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
Other reserves mainly comprise statutory surplus reserve. According to the PRC Company Law and the Articles of Association of the Company and its certain subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained earnings at the end of the financial year.
Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.
For the year ended December 31, 2021, the Company did not make any appropriation of statutory surplus reserve as the Company recorded a net loss in 2021 (2020: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

49	Commitments

(a)	Capital commitments
Capital commitments outstanding as at December 31, 2021 not provided for in the financial statements were as follows:

	2021	2020
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorized and contracted for	54,662	56,547

Investment commitments
– authorised and contracted for
– share of capital commitments of a joint venture	185	405
– capital contributions for acquisition of interests in an associate	171	—
– authorized but not contracted for
– share of capital commitments of a joint venture	24	26

	380	431

Commitments for other property, plant and equipment
– authorized and contracted for	3,796	4,970
– authorized but not contracted for	5,785	5,479

	9,581	10,449

	64,623	67,427

As at December 31, 2021, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2021	2020
	RMB million	RMB million
2021	—	28,382
2022	33,165	15,033
2023	15,093	11,910
2024	6,404	1,222

	54,662	56,547

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions

(a)	Key management personnel remuneration
Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive
directors) as disclosed in Note 58, is as follows:

	2021	2020	2019
	RMB ’000	RMB ’000	RMB ’000
Salaries, wages and welfare	12,353	10,746	13,803
Retirement scheme contributions	1,854	1,458	1,785

	14,207	12,204	15,588

	2021	2020	2019
	RMB ’000	RMB ’000	RMB ’000
Directors and supervisors (Note 5 8 )	1,733	1,590	1,298
Senior management	12,474	10,614	14,290

	14,207	12,204	15,588

Total remuneration is included in “staff costs” (Note 13).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group
The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.
Details of the significant transactions carried out by the Group are as follows:

		2021	2020	2019
	Note	RMB million	RMB million	RMB million
Income from CSAH and its affiliates
Rental income	(i)	7	7	7
Aviation material sales income	(ii)	4	7	36
Entrusted management income	(iii)	39	27	27
Commission income	(iv)	18	5	14
Others		4	2	1

Purchase of goods and services from CSAH and its affiliates
Commission expenses	(v)	39	36	44
Maintenance material purchase expense and lease charges for maintenance material s	(ii)	106	91	165
Air catering supplies expenses	(i)	84	88	142
Lease charges for land and buildings	(vi)	407	350	353
Property management fee	(vii)	154	129	151
Others		8	7	7

Purchase of goods and services from joint ventures and associates
Repairing charges	(viii)	2,474	1,773	2,442
Repairing charges and maintenance material purchase expenses	(ix)	2,124	2,331	2,956
Ground service expenses	(x)	13	131	112
Air catering supplies	(xi)	3	18	93
Advertising expenses	(xii)	131	169	196
Property management fee	(xiii)	17	18	26
Lease charges for land and buildings	(xiv)	14	—	—
Commission expenses	(xv)	6	10	14
Others		50	16	7

Income received from joint ventures and associates
Maintenance material sales and handling income	(xvi)	30	14	7
Entrustment income for advertising media business	(xii)	2	2	1
Repairing income	(xv)	12	12	4
Air catering supplies income	(xv)	10	8	35
Pilot training income	(xv)	19	15	35
Ground service income	(xv)&(xviii)	18	16	16
Transfer of pilots income	(xv)	24	—	—
Aircraft leasing income	(xvii)	4	—	—
Labor service income and rental income	(xix)	—	—	8
Others		15	9	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

		2021	2020	2019
	Note	RMB million	RMB million	RMB million
Purchase of goods and services from other related companies
Computer reservation services	(xx)	465	433	685
Aviation supplies expenses	(xxi)	—	—	53
Canteen service	(xxi)	—	—	24
Others		—	—	9

Aircraft related transactions with CSAH and its affiliates
Payment of lease charges on aircraft	(xxii)	5,323	4,670	2,696

(i)	Shenzhen Air Catering Co., Ltd. (“SACC”) is an associate of CSAH.
Air catering supplies expenses are payable by the Group in respect of certain in-flight
meals and related services with SACC.
In addition, the Group leased certain land and buildings, equipment to SACC under operating lease agreements.

(ii)	China Aviation Supplies Holding Company (“CASC”) is an associate of CSAH.
The Group purchases software service, as well as purchases and leases maintenance materials from CASC, and CASC also purchases maintenance materials from the Group.

(iii)	China Northern Airlines Co., Ltd. (“CNAC”) is a wholly-owned subsidiary of CSAH.
The Group provides entrusted management service to CSAH and CNAC.

(iv)	China Southern Airlines Insurance Brokerage Co., Ltd. (“SAIB”), is a wholly-owned subsidiary of CSAH. The Group provides certain website resources to SAIB for the sales of air insurance.
(v)
Commission is earned by Shenzhen Baiyun Air Service Co.,Ltd., a wholly-owned subsidiary of CSAH, in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

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

(viii)	MTU, a joint venture of the Group, provides comprehensive maintenance services to the Group.
(ix)
GAMECO, a joint venture of the Group, and Shenyang Aircraft Maintenance, a former joint venture of the Group, both provide comprehensive maintenance services and leases maintenance materials to the Group. Shenyang Aircraft Maintenance became a wholly-owned subsidiary of the Group on April 23, 2019.

The Group also purchases maintenance material from GAMECO.

(x)	Beijing Aviation Ground Services Co.,Ltd. and Shenyang Konggang, associates of the Group provide ground services to the Group.
(xi)	Beijing Airport Inflight Kitchen Co.,Ltd. is an associate of the Group and provides air catering related services to the Group.
(xii)	SACM, an associate of the Group, provides advertising services to the Group. The Group provides certain media resources to SACM.
(xiii)	Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group.
(xiv)	Beijing Xingming Lake Jinyan Hotel Co., Ltd. an associate of the Group, provides land and buildings lease services to the Group.
(xv)	The Group provides repairing service and air catering supplies service to Sichuan Airlines.
Commission is earned by Sichuan Airlines in connection with the air tickets sold on behalf of the Group.
In addition, the Group provides pilot training service, ground services and transferred pilots to Sichuan Airlines.

(xvi)	The Group imports and sells maintenance materials to GAMECO and MTU, and earns maintenance materials sales and handling income.
(xvii)	The Group provides aircraft lease service to Sichuan Airlines and earns aircraft leasing income.
(xviii)	The Group provides ground services to Shenyang Konggang, which is an associate of the Group.
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

(xxii)
China Southern Airlines International Finance Leasing Co., Ltd. (“CSA International”), originally a wholly owned subsidiary of CSAH, and became a joint venture of CSAH in 2019, provides aircraft and engines lease services to the Group. Also, the Group disposed aircraft to CSA International.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group
Details of amounts due from/to CSAH and its affiliates, associates, joint ventures and other related company of the Group:

		2021	2020
	Note	RMB million	RMB million
Current receivables:
CSAH and its affiliates		14	10
Associates		72	57
Joint ventures		28	18
Other related company		1	—

	42(a)	115	85

		2021	2020
	Note	RMB million	RMB million
Long-term receivables:
Associates		151	—

	42(a)	151	—

		2021	2020
	Note	RMB million	RMB million
Prepayments of acquisition of long-term assets:
CSAH and its affiliates		719	639
Associates		495	495
Joint ventures		88	88

	30&42(b)	1,302	1,222

		2021	2020
	Note	RMB million	RMB million
Payables:
CSAH and its affiliates		174	225
Associates		14	13
Joint ventures		175	119

	42(c)	363	357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	2021 RMB million	2020 RMB million
Accrued expenses:
CSAH and its affiliates	27	47
Associates	57	73
Joint ventures	1,277	1,927
Other related companies	612	459

	1,973	2,506

Lease liabilities:
The CSAH and its affiliates	24,084	26,789

Except the lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

(d)	Loans from and deposits placed with related parties

(i)	Loans from Finance Company
At December 31, 2021, loans from Finance Company to the Group amounted to
RMB3,018 million (December 31, 2020: RMB1,686 million).
The unsecured loans are repayable as follows:

	2021 RMB million	2020 RMB million
Within 1 year	2,978	1,515
After 1 year but within 2 years	40	111
After 2 years but within 5 years	—	60

	3,018	1,686

Interest expense paid on such loans amounted to RMB76 million (2020: RMB27 million) and the interest rates range from 3.00% to 3.30% per annum during the year ended December 31, 2021 (2020: 3.00% to 4.28%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties (continued)

(ii)	Entrusted loans from CSAH
In June 2021, CSAH, Finance Company and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted Finance Company to lend
RMB1,000 million to the Group. In May and June 2020, the Group repaid the entrusted loan from CSAH which was obtained in previous year.
As at December 31, 2021, the unsecured entrusted loans of RMB1,001 million (including accrued interest expense of RMB1 million) on repayable after 2 years but within 5 years (December 31, 2020: Nil) (Note 36(e)).
Interest expense for the year ended December 31, 2021 on such loan amounted to RMB22 million (2020: RMB89 million) and the interest rate was 3.85% per annum (2020: 3.92% per annum).

(iii)	Convertible bonds subscribed by CSAH
In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par, among which, CSAH subscribed for 101,027,580 of the convertible bonds.
In June 2021, CSAH has converted all of the subscribed convertible bonds to A share ordinary shares. As at December 31, 2021, CSAH does not hold any convertible bonds issued by the Group.

(iv)	Medium-term notes subscribed by Finance Company
In March 2020, the Group issued a tranche of medium-term notes in the amount of RMB1,000,000,000 with a term of 5 years from the issuance, date at an annual interest rate of 3.28
%, and Finance Company subscribed for
RMB300,000,000
of the medium-term notes. As at December 31, 2021, Finance Company holds
RMB300,000,000 of the medium-term notes.

(v)	Deposits placed with Finance Company
As at December 31, 2021, the Group’s deposits with Finance Company are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2021 RMB million	2020 RMB million
Deposits placed with Finance Company	12,621	9,092

Interest income received on such deposits amounted to RMB159 million during the year ended December 31, 2021 (2020: RMB91 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

51	Employee benefits plan

(a)	Retirement benefits
Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 14% to 16% (2020: 14% to 16%; 2019: 12% to 16%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.
In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2021 was approximately RMB998 million (2020: RMB1,043 million; 2019: RMB985 million).
For the year ended December 31, 2021, there is no forfeited contribution under the retirement schemes and Pension Scheme which may be used by the Group to reduce the contribution payable in future years.

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

52	Supplementary information to the consolidated cash flow statement
Non-cash
transactions

	2021 RMB million	2020 RMB million
Lease of aircraft	4,623	11,335
Convertible bonds converted to A shares	10,456	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

53	Contingent liabilities

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

(c)
The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (December 31, 2020: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2021, total personal bank loans of RMB181 million (December 31, 2020: RMB221 million), under these guarantees, were drawn down from the banks. During the year, RMB2 million has been made by the Group due to the default of payments of certain pilot trainees (2020: Nil).

54	Immediate and ultimate controlling party
As at December 31, 2021, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC.

55	Approval of financial statements
The financial statements were approved by the Board of Directors on April 28, 202
2
.

56	Non-adjusting events after the financial year end
On October 29, 2021, the Company entered into the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Non-public Issue of A Shares of the Company with CSAH, pursuant to which the Company proposed to issue 803,571,428 new A Shares to CSAH (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB4,500 million (including RMB4,500 million). The consideration shall be made by CSAH in full by cash. On October 29, 2021, the Company entered into the Conditional Subscription Agreement in relation to the Subscription of the H Shares under the Non-public Issue of H Shares of the Company with Nan Lung Holding Limited (“Nan Lung”), pursuant to which the Company proposed to issue not more
t
han 855,028,969 new H shares (including 855,028,969 H shares) to Nan Lung (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HKD1,800 million (including HK$1,800 million). The consideration shall be made by Nan Lung in full by cash. Both of the A Share Issuance and the connected transaction contemplated under H Share Issuance were approved by the Extraordinary General Meeting of the Company on December 28, 2021. The Company announced that it had received the “Acceptance Notice of the Application for Administration Permission” issued by China Securities Regulatory Commission (“CSRC”) for the A Share Issuance and H share Issuance on January 10, 2022 and January 11, 2022, respectively. On March 18, 2022, the Company announced that it had received the Approval on Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke 2022 No. 497) issued by the CSRC. Up to the issuance date of these financial statements, the A Share Issuance is under review by CSRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

57	Impacts of COVID-19 pandemic
The
COVID-19
pandemic since early 2020 has brought about additional uncertainties in the Group’s operating environment and had an adverse impact on the Group’s business operation and operating revenue in 2021.
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

58	Directors’ and supervisors’ emoluments
The remuneration of every director and supervisor for the year ended December 31, 2021 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000
Executive directors
Ma Xu Lun (Note (i))	—	—	—	—	—
Han Wen Sheng (Note (i)	—	—	—	—	—

Supervisors
Li Jia Shi ( Notes (ii)&(xii)))	—	—	—	—	—
Ren Ji Dong(Notes (iii)&(xiii))	—	667	—	131	798
Lin Xiao Chun	—	655	—	147	802
Mao Juan (Note ( x ))	—	478	—	134	612
Yang Bin (Note ( xi ))	—	294	—	25	319

Independent non-executive directors
Liu Chang Le (Note ( ix ))	133	—	—	—	133
Guo Wei (Note ( ix ))	133	—	—	—	133
Yan Yan (Note ( ix ))	133	—	—	—	133
Gu Hui Zhong	153	—	—	—	153
Tan Jin Song (Note ( viii ))	50	—	—	—	50
Jiao Shu Ge (Note ( viii ))	50	—	—	—	50
Zheng Fan (Note ( viii ))	20	—	—	—	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

58	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended December 31, 2020 is set out below:

	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
Name	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Executive directors
Wang Chang Shun ( Notes (i)&(vii))	—	—	—	—	—
Ma Xu Lun (Note (i))	—	—	—	—	—
Han Wen Sheng (Note (i))	—	—	—	—	—

Supervisors
Li Jia Shi (Note (ii))	—	—	—	—	—
Mao Juan	—	706	—	126	832
Lin Xiao Chun	—	633	—	125	758

Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (iv ))	60	—	—	—	60
Gu Hui Zhong (Note (iv ))	60	—	—	—	60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

58	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended December 31, 2019 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000
Executive directors
Wang Chang Shun (Note (i))	—	—	—	—	—
Ma Xu Lun ( Notes (i)&(v)	—	—	—	—	—
Han Wen Sheng (Note s (i)&(v ))	—	—	—	—	—
Zhang Zi Fang (Notes (i)&(vi)	—	—	—	—	—

Supervisors
Pan Fu(Notes (i)&(vi))	—	—	—	—	—
Li Jia Shi (Note (ii))	—	—	—	—	—
Mao Juan	—	712	—	129	841
Lin Xiao Chun (Note (v))	—	367	—	90	457

Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note ( iv ))	60	—	—	—	60
Gu Hui Zhong (Note ( iv ))	60	—	—	—	60
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

(iii)
Mr. Ren Ji Dong did not receive any remuneration for his service in the capacity of the supervisor of the Company but received salary for his service in the capacity of the senior management in 2021. He also held management position in CSAH and his salary for his services was borne by CSAH since November 2021.

(iv)	In 2020 and 2019, Mr. Zheng Fan and Mr. Gu Hui Zhong received remuneration in accordance with the relevant provisions of the PRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

58	Directors’ and supervisors’ emoluments (continued)

(v)	Appointed on May 8, 2019.
(vi)	Resigned on May 8, 2019.
(vii)	Mr. Wang Chang Shun retired on December 21, 2020.
(viii)	Resigned on April 30, 2021.
(ix)	Appointed on April 30, 2021.
(x)	Resigned on November 24, 2021.
(xi)	Appointed on November 24, 2021.
(xii)	Resigned on December 28, 2021.
(xiii)	Appointed on December 28, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

59	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2021
Up to the date of issue of these financial statements, the IASB has issued a number of amendments, and new standards which are not yet effective for the year ended December 31, 2021 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IAS 37, Onerous Contracts — Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020 Cycle	January 1, 2022
Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IFRS 3, Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 1, Classification of liabilities as current or non-current	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of accounting policies	January 1, 2023
Amendments to IAS 8, Definition of accounting estimates	January 1, 2023
Amendments to IAS 12, Deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023
The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application.
So far it has concluded that except for the adoption of “
Amendments to IAS 1, Classification of Liabilities as Current or
Non-current
”, the adoption of the developments above is unlikely to have a significant impact on the consolidated financial statements.
As at December 31, 2021, if the “Amendments to IAS 1, Classification of Liabilities as Current or
Non-current”
is adopted by the Group, the convertible bonds recorded in non-current liabilities amounted to
RMB 4,984 million would be reclassified to current liabilities.