Form 20-F
period 2022-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2023-04-27
CIK 1041668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Mr. Chen Weihua
Telephone: +
86 20 86112480
E-mail:
ir@csair.com
Fax: +86 20 86659040
Address: 68 QI XIN ROAD
GUANGZHOU, 510403
PEOPLE’S REPUBLIC OF CHINA
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.
(Title of Class)
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary H Shares of par value RMB1.00 per share represented by American Depositary Shares	N/A*

*
On January 23, 2023, the Company filed a Form 25 to delist its American Depositary Shares from the New York Stock Exchange. The delisting became effective on February 3, 2023, and the American Depositary Receipt program was terminated o
n March
 6, 2023.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,476,895,402 A Shares of par value RMB1.00 per share and 4,643,997,308 H Shares of par value RMB1.00 per share.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.    ☒  Yes    ☐  No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐  Yes    ☐  No
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
☐  Yes    ☐  No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    ☐  Yes    ☒  No

i

ii

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. These statements appear in a number of different places in this Annual Report. A forward-looking statement is usually identified by the use in this Annual Report of certain terminology such as “estimate”, “project”, “expect”, “intend”, “believe”, “plan”, “anticipate”, “may”, or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings (if any), the adequacy of reserves, and other business plans. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of risks and assumptions could cause actual outcomes to differ, or differ materially, from those expressed in any forward-looking statements.

These risks and assumptions, in addition to those identified under Item 3. “Key Information-Risk Factors,” include:

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

INTRODUCTORY NOTE

In this Annual Report, unless the context indicates otherwise, “we”, “us”, “our”, “the Company” and “our Company” refer to China Southern Airlines Company Limited, a joint stock company incorporated in China on March 25, 1995, our “Group” means our Company and our consolidated subsidiaries, and “CSAH” means China Southern Air Holding Company Limited, our Company’s parent company which directly and indirectly held 66.52% interest in our Company as of March 31, 2023.

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

Solely for the convenience of the readers, this Annual Report contains conversions of certain Renminbi into U.S. dollars at the rate of US$1.00 = RMB6.9646, which was the average of the buying and selling rates as quoted by the People’s Bank of China at the close of business on December 30, 2022. No representation is made that the Renminbi amounts or U.S. dollar amounts included in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables present selected financial data for the five-year period ended December 31, 2022. The selected consolidated income statement data (other than ADS data) for the three-year period ended December 31, 2020, 2021 and 2022 and selected consolidated statement of financial position data as of December 31, 2021 and 2022 are derived from the audited consolidated financial statements of us, included elsewhere in this Annual Report. The selected consolidated income statement data (other than ADS data) for the years ended December 31, 2018 and 2019 and selected consolidated statement of financial position data as of December 31, 2018, 2019 and 2020 are derived from our audited consolidated financial statements that are not included in this Annual Report.

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

	Year ended December 31,
	2022 US$	2022 RMB	2021 RMB	2020 RMB	2019 RMB	2018 RMB
	(in million, except per share and per ADS data)
Consolidated Income Statement Data
Operating revenue	12,500	87,059	101,644	92,561	154,322	143,623
Operating expenses	(16,550)	(115,262)	(116,340)	(109,111)	(148,608)	(140,242)
Operating (loss)/profit	(3,237)	(22,542)	(9,929)	(11,864)	10,838	8,819
(Loss)/profit before income tax	(4,530)	(31,550)	(13,910)	(15,195)	4,055	4,364
(Loss)/profit for the year	(4,841)	(33,716)	(11,016)	(11,827)	3,084	3,364

(Loss)/profit attributable to:
Equity shareholders of our Company	(4,695)	(32,699)	(12,106)	(10,847)	2,640	2,895
Non-controlling interests	(146)	(1,017)	1,090	(980)	444	469
Basic and diluted (loss)/earnings per share	(0.27)	(1.90)	(0.75)	(0.77)	0.22	0.27
Basic and diluted (loss)/earnings per ADS (1)	(13.64)	(95.03)	(37.36)	(38.58)	10.76	13.50
Other Financial Data
Cash dividends declared per share	—	—	—	—	—	0.05

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

	As of December 31,
	2022 US$	2022 RMB	2021 RMB	2020 RMB	2019 RMB	2018 RMB
	(in million, except per share and per ADS data)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	2,856	19,889	21,456	25,419	1,849	6,928
Total current assets, excluding cash and cash equivalents	1,948	13,565	16,410	13,566	14,889	17,144
Property, plant and equipment, net	12,997	90,517	91,186	86,146	84,788	170,692
Right-of-use assets	18,946	131,954	138,439	151,065	153,211	—
Total assets	44,833	312,246	323,211	326,383	306,928	246,949
Current borrowings	12,253	85,336	57,913	40,099	37,543	38,741
Current portion of obligations under finance leases	—	—	—	—	—	9,555
Non-current borrowings	4,946	34,444	38,354	38,134	13,637	15,676
Obligations under finance leases, excluding current portion	—	—	—	—	—	62,666
Lease liabilities	13,606	94,762	102,749	121,213	134,074	—
Total equity	7,949	55,359	84,508	85,131	77,329	78,469
Number of shares (in million)	18,121	18,121	16,948	15,329	12,267	12,267

Selected Operating Data

The operating data and comparison below is calculated and disclosed in accordance with the statistical standards, which have been implemented by our Group since January 1, 2001. See “Glossary of Airline Industry Terms” at the front of this Annual Report for definitions of certain terms used herein.

	Year ended December 31,
	2022	2021	2020	2019	2018
Capacity
ASK (million)	153,845	213,922	214,722	344,062	314,421
ATK (million)	26,222	33,518	33,892	46,434	42,728
Kilometers flown (thousand)	994,380	1,317,850	1,304,667	1,875,520	1,762,920
Hours flown (thousand)	1,557	2,110	2,077	2,951	2,773
Number of landing and take-offs	601,540	843,320	822,459	1,117,880	1,069,430
Traffic
RPK (million)	102,078	152,426	153,440	284,921	259,194
RTK (million)	16,384	21,209	20,805	32,625	30,334
Passengers carried (thousand)	62,636	98,505	96,856	151,632	139,885
Cargo and mail carried (tons)	1,326,640	1,141,950	1,460,825	1,763,560	1,732,280
Load Factors
Passenger load factor (RPK/ASK) (%)	66.4	71.3	71.5	82.8	82.4
Overall load factor (RTK/ATK) (%)	62.5	63.3	61.4	70.3	71.0
Yield
Yield per RPK (RMB)	0.59	0.49	0.46	0.49	0.49
Yield per RFTK (RMB)	2.83	2.58	2.27	1.27	1.33
Yield per RTK (RMB)	4.94	4.49	4.18	4.54	4.55
Fleet
- Boeing	466	469	469	467	460
- Airbus	402	391	383	375	354
- Others	26	18	15	20	26
Total aircraft in service at period end	894	878	867	862	840
Average daily utilization rate (hours per day)	5.04	6.96	7.02	9.96	9.73

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to the PRC

•	The enactment of the Holding Foreign Companies Accountable Act and identification of the Company by the SEC will result in enhanced disclosure requirements for us.

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

Risks Relating to our Business

•

The outbreak and global spread of the COVID-19 pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large-scale natural disaster we may face in the future, could result in additional adverse effects on our business.

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

Risks Relating to the PRC

The enactment of the Holding Foreign Companies Accountable Act and identification of the Company by the SEC will result in enhanced disclosure requirements for us.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was signed into law. The HFCAA requires the SEC to identify each issuer required to file reports under section 13 or 15(d) of the Exchange Act that has retained a registered public accounting firm to issue an audit report where the firm has a branch or office located in a foreign jurisdiction, and the Public Company Accounting Oversight Board, or the PCAOB, has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Registrants so identified, or Commission-Identified Issuers, are required to submit documentation to the SEC that establishes that they are not owned or controlled by a governmental entity in that foreign jurisdiction. In addition, if the registrant is determined to be a Commission-Identified Issuer for three consecutive “non-inspection” years, it will be delisted from U.S. exchanges and its securities will be prohibited from trading in the United States. Commission-Identified Issuers that are foreign issuers will also be subject to enhanced disclosure requirements, including disclosure on government ownership or control of the issuer, the name of each official of the Chinese Communist Party who is a member of the issuer’s board of directors, and whether the issuer’s articles of incorporation contain any charter of the Chinese Communist Party.

On March 24, 2021, the SEC adopted interim final amendments to implement the disclosure and submission requirements of the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize its rules implementing the HFCAA.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by PRC authorities in those jurisdictions (“PCAOB-Identified Firm”).

Our auditor is an independent public accounting firm registered with the PCAOB that is headquartered in mainland China, and was therefore a PCAOB-Identified Firm under the PCAOB 2021 determinations. On May 26, 2022, we were identified in the conclusive list of issuers under the HFCAA as our auditor was a PCAOB-Identified Firm, and we will be required to comply with the submission and disclosure requirements in the annual report for each year in which we are identified.

On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, which established a framework to make possible complete inspections and investigations by the PCAOB of audit firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB determined that it was able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and vacated its previous 2021 determinations to the contrary. However, whether the PCAOB will continue to be able to conduct complete inspections and investigations of registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our control. The PCAOB has indicated that it will act immediately to issue new determinations pursuant to the HFCAA if needed.

On December 29, 2022, the President signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the number of consecutive years, from three years to two years, an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

Based on the latest PCAOB determination in 2022, our auditor is no longer a PCAOB-Identified Firm and we do not expect to be identified by the SEC under the HFCAA in 2023 after filing of this annual report. In addition, we have voluntarily delisted our ADSs from the NYSE, which has become effective from February 3, 2023, and have terminated our ADS program, which has become effective from March 6, 2023. We also intend to file Form 15F to deregister our ADSs and the underlying H Shares and terminate our reporting obligations under the Exchange Act once the criteria for deregistration have been satisfied. Therefore, we do not expect to be subject to the submission and disclosure requirements in the annual report for the year of 2023, even if we have not filed a Form 15F before April 30, 2024 and are still required to file the annual report for the year of 2023, or to be subject to the trading prohibitions under the HFCAA as our ADSs are already no longer traded in U.S. from March 6, 2023. However, we cannot guarantee you that the SEC will not continue to identify us under the HFCAA or that Form 15F to be filed will not be delayed, withdrawn or denied. If, before the deregistration of our ADS and underlying H Shares become effective, the PCAOB issues new determination to re-identify our auditor as the PCAOB-Identified Firm or the SEC continues to identify us under the HFCAA in the future, we may still be subject to the submission and disclosure requirements for the annual report for each year in which we are so identified.

Whether our investors in the U.S. who rely on our auditor’s audit reports will have the benefit of PCAOB oversight in the future is subject to uncertainty.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB has at times identified deficiencies in the audit procedures and quality control procedures of accounting firms during its inspections of these firms. Such deficiencies may be addressed in those accounting firms’ future inspection process to improve their audit quality. However, in the past, the PCAOB was unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work was located in China. Accordingly, our independent registered public accounting firm’s audit of our operations in China was not subject to PCAOB inspection.

On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, which established a framework to make possible complete inspections and investigations by the PCAOB of audit firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB determined that it was able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and vacated its previous 2021 determinations to the contrary. However, whether the PCAOB will continue to be able to conduct complete inspections and investigations of registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our control. The PCAOB has indicated that it will act immediately to issue new determinations pursuant to the HFCAA if needed. Therefore it remains unclear whether our investors will continue to have the benefit of PCAOB oversight.

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

We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. If the accounting firms including our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we were unable to find another registered public accounting firm in a timely manner to audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our deregistration from the SEC.

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

The Chinese government has exercised and continues to exercise significant oversight and regulation over almost every sector of the Chinese economy, including the commercial aviation industry, and has discretion over many aspects in which it exercises such authority. Our operations are subject to various regulatory requirements. The Chinese government, including various political and regulatory entities, may also impose new and stricter regulations or impose new interpretations of existing regulations and take other actions that may influence our operations, and may seek to exert more oversight and control over any offering of securities conducted overseas and/or foreign investment in China-based issuers such as ourselves. These government actions, including changes in laws and regulations, particularly those relating to aviation, overseas listing, taxation, land use rights and foreign investment, may result in a material change in our operations and the value of our securities. See also Item 5. “- Key Factors Affecting Results of Operations — Political and economic conditions and regulations”.

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

Although Chinese company law provides that shareholders of a Chinese company may, under certain circumstances, sue the company’s directors, supervisors and senior management in the interests of the company, limited detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally uncommon in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of the interests of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H shares, may not be varied without a resolution approved by holders of shares in the affected class holding no less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely need to be resolved by arbitration. See “Holders of H Shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A Shares only through arbitration in Hong Kong or China”.

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

We are a company incorporated under the laws of China, and substantially all of our assets are located in China. In addition, most of our directors, supervisors, executive officers and some of the experts named in this Annual Report reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, supervisors or executive officers or some of the experts named in this Annual Report, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Our PRC legal counsel has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. Our Hong Kong legal adviser has also advised us that Hong Kong has no statutory arrangement for the reciprocal enforcement of judgments with the United States although it may be possible for a civil action to be brought in Hong Kong based on a monetary judgment of the courts of the United States. As a result, recognition and enforcement in China or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in the PRC against us, our directors, supervisors, executive officers or the experts named in this Annual Report only if the actions are not required to be arbitrated under PRC law and our articles of association, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

Due to jurisdictional limitations and various other factors, the U.S. Securities and Exchange Commission, the U.S. Department of Justice and other U.S. authorities may also be limited in their ability to pursue companies and individuals in China, in connection with any alleged violation of U.S. securities and other laws.

Recent international geopolitical tensions could materially and adversely affect our business, financial condition and results of operations.

Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including international trade disputes and tariff actions announced by the United States, the PRC and certain other countries. The U.S. administration has imposed a significant amount of tariffs on Chinese goods, and the PRC government has imposed tariffs on certain goods manufactured in the United States. The United States and China signed the first phase of a trade deal in January 2020 and began the implementation of the phase one trade deal. However, there is no assurance that the trade deal will continue to be successfully implemented, or the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially in the future. It is also difficult to predict the impacts of PRC or U.S. government policies, in particular, the imposition of additional tariffs on bilateral imports, on economic conditions of both countries. If the list of goods is further expanded or the tariff is further increased, the volume of China-U.S. import and export trade would drop significantly, which will lead to deterioration in economic conditions of both countries and decrease of business and official activities between both countries. If any new tariffs, sanctions, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China geopolitical tensions, such changes could negatively affect the demand for air travel as well as cargo and mail volume, which may in turn have an adverse effect on our business, financial condition and results of operations.

Risks Relating to our Business

The outbreak and global spread of the COVID-19 pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large-scale natural disaster we may face in the future, could result in additional adverse effects on our business.

An outbreak of a disease, a similar public health threat or a large-scale natural disaster that affects travel demand, travel behavior, or travel restrictions, could have a material adverse impact on our business, financial condition and operating results. Beginning from 2020, the outbreak and rapid spread of COVID-19 in China and worldwide, the persistence of the resulting pandemic, as well as the measures governments and private parties implemented to stem the spread of this pandemic, have had a material adverse effect on the demand for air travel in China and worldwide and consequently on our business, results of operations and financial condition.

•	The demand in air travel has decreased due to the COVID-19 pandemic and the measures taken by governments around the world to contain the pandemic.

Following the onset of the COVID-19 pandemic in January 2020, the central and local governments of China gave top priority to protecting people’s life and health and implemented corresponding COVID-19 control policies and measures including traveling restrictions and “stay at home” instructions and advisories. As a result, the demand for domestic air travel declined at a rapid pace in China, which is our primary market. See “Item 4. Information on the Company – Business Overview – Route Network” and “Item 5. Operating and Financial Review and Prospects – Operating Results” for additional discussion.

Following the onset of the COVID-19 pandemic, governments around the world implemented various measures, including enhanced screenings, vaccination requirements, quarantine requirements, travel restrictions and border controls, in connection with the COVID-19 pandemic. On March 26, 2020, the CAAC placed restrictions on international flights from and to China and limited the number of international routes and flights each airline in China could operate. Governments of many countries that are markets for our business placed similar restrictions. Due to these measures, the international travel demand reduced significantly, which in turn had a significant adverse impact on our international route business.

As a result of such reduced demand of domestic and international air travel, our revenues, results of operations and financial condition in 2022 were materially adversely affected. The Group’s RTK for the year ended December 31, 2022 decreased by 22.75% as compared to 2021. In 2022, total passenger capacity (measured by ASK) and RPK of the Company decreased by 28.08% and 33.03%, respectively, as compared to 2021. Passenger capacity and RPK for international routes decreased by 3.02% and increased by 21.32%, respectively, as compared to 2021. Revenue per seat kilometer reduced. As a result, the Company recorded a loss in the operating results for the year of 2022.

•	The mitigation measures we implemented in response to the pandemic have had negative consequences with respect to our business and operations.

In response to the adverse changes in operational environment caused by the outbreak and duration of the COVID-19 pandemic, we have taken steps to mitigate the effects on our business, which themselves may have negative consequences with respect to our business and operations. Beginning in 2020, we implemented various measures to adjust our operational capacity. In addition, we intensified our efforts to fully implement precautionary measures. Those precautionary measures increased our operational cost. The mitigation and cost-saving measures that we implemented since 2020 have not made up, and may not in the future make up for our revenue loss as a result of the decreased ticket sales due to the pandemic.

•	It is difficult to predict the duration and development of the pandemic as well as other potential impact it may have on our business.

Since December 2022, the Chinese government has modified its COVID-19 control policy, and most of the travel restrictions and quarantine requirements have been lifted. On January 8, 2023, CAAC removed the restrictions on international flights from and to China and limitations on the number of international routes and flights each airline in China could operate. We have seen our recovery from the impact of the COVID-19 pandemic for both domestic and international markets, but we are not able to predict the pace of such recovery. The impact of COVID-19 pandemic on us in the future will depend on future developments which are highly unpredictable and beyond our control, such as the frequency, duration and severity of the resurgence of COVID-19 and the emergence of new variants, as well as the measures that may be taken by governments around the world in response to these developments, the impact of the pandemic on the global economy and the measures taken by governments to stimulate the general economy. Therefore, we cannot guarantee that the pandemic will not continue to have an adverse effect on our business and results of operations in the future, which may be material.

It is also uncertain the extent to which the COVID-19 pandemic may result in permanent changes to our customers’ behavior and perception of travel, including a permanent reduction in business travel as a result of increased usage of “virtual” meetings and “teleconferencing” products. A permanent change in customer’s behavior and perception of travel could have a material impact on our business.

As discussed above, the extent of the impact of the COVID-19 pandemic on our future operational and financial performance will depend on future developments which are highly uncertain and cannot be predicted at this time. In addition, an outbreak of another disease or similar public health threat that affects travel demand, travel behavior or travel restrictions could result in additional adverse impact on our business, financial condition and operating results.

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADSs, H Shares and A Shares.

CSAH, an entity wholly-owned by the Chinese government, directly and indirectly held and exercised the rights of ownership of 66.52% of our equity stake as of March 31, 2023. The ownership interest of the Chinese government in us and in other Chinese airlines could conflict with the interests of the holders of the ADSs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry could also conflict with its indirect ownership interest in us. In addition, subject to the approval of our shareholders, we may accept further capital injections from CSAH through non-public subscriptions from time to time to fulfill capital needs in our business operation or business development, which may dilute the stakes of other holders of ADSs, H Shares and A Shares. On August 10, 2022, a total number of 368,852,459 of H Shares were issued at HK$4.88 per share to Nan Lung, a wholly-owned subsidiary of CSAH, and on November 24, 2022, a total number of 803,571,428 A Shares were issued at RMB5.60 per share to CSAH. After these two issuances, CSAH’s interest in our Company, held directly or indirectly through Nan Lung, has been increased from 64.20% to 66.52%.

CSAH will continue to be our controlling shareholder, and our interests may conflict with those of CSAH. CSAH and certain of its affiliates will continue to provide certain important services to our Group. Any disruption of the provision of services by CSAH or its affiliates could affect our operations and financial condition.

CSAH will continue to be our controlling shareholder. CSAH and certain of its affiliates will continue to provide certain important services to us, including advertising services, property management services, leasing of properties and aircraft and financial services. The interests of CSAH may conflict with those of our Group. In addition, any disruption of the provision of services by CSAH’s affiliates or a default of CSAH on its obligations owed to our Group could affect our operations and financial condition. In particular, as part of our cash management system, subject to the approval of our independent shareholders (being shareholders other than CSAH or an affiliate of CSAH), we periodically place a certain amount of demand deposits with Finance Company, a PRC authorized financial institution controlled by CSAH. We have taken certain measures to monitor the fund flows between us and Finance Company and the placement of funds by Finance Company. Such monitoring measures may help to keep our deposits with Finance Company safe. In addition, we have received a letter of undertakings from CSAH dated March 31, 2009, in which, among other things, CSAH warranted that our deposits and loans with Finance Company were secure and that Finance Company would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with Finance Company’s business over which we do not have control. As of December 31, 2021 and 2022, we had deposits of RMB12,621 million and RMB14,118 million, respectively, with Finance Company.

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

As we have substantial liabilities denominated in foreign currencies, our results of operations are significantly affected by fluctuations in foreign exchange rates, particularly fluctuations in the Renminbi-U.S. dollar exchange rate. A net exchange loss of RMB3,619 million was recorded in 2022, as compared with a net exchange gain of RMB1,575 million in 2021. The net exchange loss in 2022 was primarily attributable to the exchange difference arising from the translation of lease liabilities denominated in USD resulting from the depreciation of RMB against USD.

We have significant committed capital expenditures in the next three years, and may face challenges and difficulties in maintaining our liquidity.

We have, and will continue to have a substantial amount of debt, lease and other liabilities in the future. As of December 31, 2022, our current liabilities exceeded our current assets by RMB108,004 million. The Group generated net cash inflow from operating activities of RMB7,688 million for the year ended December 31, 2021 and recorded net cash outflow of RMB2,450 million from operating activities for the year ended December 31, 2022. However, our substantial indebtedness and other liabilities may negatively impact our liquidity in the future. In addition, we have significant committed capital expenditures in the next three years, mainly due to aircraft acquisition. In 2022 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflow from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors, such as increased competition, significantly reduced demand for our services, or significantly increased jet fuel prices, our liquidity would be materially and adversely affected. Moreover, we may not be able to meet our debt obligations as they fall due and commit further capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2022, we had committed banking facilities with several PRC commercial banks and other financial institutions for providing loan financing up to approximately RMB320,530 million, of which approximately RMB223,729 million was unutilized. Our directors believe that sufficient financing will be available to our Group when needed. However, there can be no assurance that such loan financing will be available on terms acceptable to our Group or at all.

In addition, certain of our Group’s banking facilities are subject to the fulfilment of covenants relating to certain financial ratios, as are commonly found in lending arrangements with financial institutions. If our Group was to breach the covenants, the drawn down facilities would become payable on demand. We regularly monitor our compliance with these covenants. In 2021, our Group complied with all the financial covenants attached to certain of our borrowings. As at December 31, 2022, for short-term borrowings with an aggregate amount of RMB27,400 million, the loan covenants relating to certain financial ratios were breached. Our Group has obtained waiver from the respective financial institution, pursuant to which, such financial institution will not require us to repay the borrowings until the due dates and will maintain the credit facilities granted to us. However, there can be no assurance that we can always obtain such waiver if our Group was to breach the covenants in the future, and our liquidity and operations would be materially and adversely affected if we have to repay the borrowings on demand upon any potential breach of such covenants.

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

On August 16, 2019, the People’s Bank of China announced a plan to improve and reform the loan prime rate (LPR) mechanism, which requires banks to adopt interest rates based on the LPR for the newly issued loans from the date of the announcement. In December 2019, the People’s Bank of China issued another announcement which requires that, starting from March 1, 2020, financial institutions should negotiate with their clients who have outstanding floating interest rate loans to replace the existing interest rates of such loans which are based on the benchmark lending rates to interest rates based on the LPRs. Such negotiation and replacement are required to be completed before August 31, 2020. While the intention of such plan is to reduce borrowing costs by better reflecting market changes on interest rates, it is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the PRC, the United States or elsewhere. The discontinuance of LIBOR may result in uncertainty or differences in the calculation of the applicable interest rate or payment amount on certain assets or liabilities we hold whose value is tied to LIBOR, and adversely affect their value. Further, any uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could adversely affect the value of such assets or liabilities. See also the discussion of interest rate risk in Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk –“Interest Rate Risk.”

Unfavorable economic conditions, in China and globally, could affect the demand for air travel.

Our business and results of operations are affected by general factors affecting the industry that we operate in. Such general factors include, but are not limited to, China’s overall economic growth, changing government policies and the demand for air travel. In addition, the airline industry is highly cyclical, and the level of demand for air travel is affected by the global and domestic economic conditions. Although the Chinese economy grew by 3.0% in 2022 (8.4% in 2021 and 2.2% in 2020), the rate of growth was significantly lower than in previous years, and we can not assure you that growth will not continue to slow in the future. In particular, the outbreak of the COVID-19 pandemic in January 2020 and its continuing duration has adversely affected the economic conditions in China and globally and disrupted air travel. See “Item 3. Key Information – Risk Factors – The outbreak and global spread of the COVID-19 pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business”. Since December 2022, the Chinese government has modified its COVID-19 control policy, and most of the travel restrictions and quarantine requirements have been lifted. While we expect that these actions will reduce the impact of COVID-19 on the growth of Chinese economy, it remains uncertain as to the growth rate of the Chinese economy in the future. During periods of unfavorable or volatile economic conditions, demand for air travel can be impacted as business and leisure travelers choose not to travel, seek alternative forms of transportation for short trips or conduct business through videoconferencing. Long-term unfavorable economic conditions would reduce the demand of air travel and adversely affect our business, financial condition and results of operations. Chinese macroeconomic controls, such as financing adjustments, credit adjustments, taxation policies, price controls and exchange rate policies would also present unexpected changes to the aviation industry, which may in turn adversely affect our business, financial condition and results of operations.

The global macroeconomic environment is also facing challenges. The outbreak of COVID-19 pandemic has had an adverse impact on global economic growth. If the global macroeconomic environment worsens, or trade disputes and conflicts continue, the demand of international travel may decrease, and our operations and financial condition may be materially and adversely affected.

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

An accident involving an aircraft that we operate could expose us to additional repair or replacement expenses, temporary or permanent losses from the disruption of services and significant tort liabilities. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amounts of such coverage may not be adequate to fully cover the costs related to the accident or incident, which could result in a material adverse effect on our results of operations and financial condition. In addition, such an aircraft accident could create a public perception that our operations are not as safe or reliable as those of other airlines, which could harm our competitive position and cause a decrease in our operating revenue. Moreover, a major accident involving the aircraft of any of our competitors may adversely affect the public perception generally of the airline industry, reduce demand for air travel and/or lead to further regulation and costs imposed on the airline industry generally, which would adversely affect our results of operations and financial condition.

The mandatory grounding of our Boeing 737 Max fleet may have a material adverse effect on our business, operating results and financial condition.

On March 11, 2019, the CAAC issued the notice “CAAC Requesting Domestic Transportation Airlines to Suspend the Commercial Operation of the Boeing 737-8 Aircraft”, requiring domestic airlines to suspend the commercial operations of the Boeing 737-8 Aircraft, which is one of the models of Boeing 737 Max series aircraft. On March 13, 2019, the Federal Aviation Administration of the United States issued an emergency order prohibiting the operation of Boeing 737 Max series aircraft by U.S. certificated operators. By late March 2019, all 737 Max aircraft were grounded worldwide. As of December 31, 2022, we owned 34 Boeing 737 Max aircraft and had suspended their commercial operations in accordance with the requirements of the CAAC. As of the date of this Annual Report, the grounding of Boeing 737 Max fleet was lifted in several countries, including the U.S., EU, Canada, Brazil, Mexico and China. In December 2021, CAAC put forward instructions regarding the Boeing 737 Max aircraft that paved the way for the Boeing 737 Max’s return to service in China. As of the date of this Annual Report, we have completed all the preparation work for the Boeing 737 Max’s return to service as required by CAAC. We determine the number of the Boeing 737 Max aircraft returned to service based on our operational needs. We have incurred costs in connection with the grounding of our Boeing 737 Max fleet, as well as experienced delayed deliveries of 737 Max aircraft.

In 2021, based on further negotiation between two parties, Boeing Company agreed to provide consideration in connection with the disruption of our Boeing 737 Max fleet. However, as of the date of this Annual Report, it remains uncertain whether such consideration can be fully provided by Boeing Company. If we are not able to pass on the costs or recover the losses incurred in connection with the grounding of Boeing 737 Max fleet, our financial condition and our results of operations may be negatively affected.

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

We routinely receive, collect, store, process, transmit and maintain personal information along with other sensitive data. We may also receive, store, process, generate, control, or otherwise have access to “important data” in our businesses. As such, we are subject to the relevant PRC data security, cyber-security, and personal data protection privacy laws, regulations, and standards that apply to the collection, generation, use, retention, protection, disclosure, transfer and other processing of personal information and “important data”. Based on the size of our Company, the industry sectors in which we operate, and the fact that we are also listed abroad, we expect to be subject to heightened scrutiny and obligations with regard to cybersecurity, data security, and the protection of personal information once all the relevant regulations and rules have been promulgated. Under certain circumstances, we could become subject to cybersecurity review or data security review by the Cyberspace Administration of China, or the CAC, or other related governmental regulatory authorities. We are also subject to contractual obligations regarding the processing of personal information. Legal requirements regarding data protection and privacy continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance.

Due to, among other things, our Company’s size and importance in the aviation sector, our involvement in transportation infrastructure, and the fact that we routinely collect and transfer passenger data that may be considered personal information, we expect that we will become subject to a cybersecurity review or data security review in the normal course of regulatory oversight by the CAC or other authorities. However, as of the date of this report, there remains uncertainty about how and when such reviews will take place in practice, as the practical implementation of detailed requirements, procedures and standards of the cybersecurity review or data security review remain unclear and their interpretation and enforcement involve uncertainties. We will continue to assess the impact of cybersecurity and personal information protection laws on our business. We are not aware of any significant difficulties in obtaining relevant permits from the CAC or other related governmental regulatory authorities, including the government security assessment under the Measures for the Security Assessment of Cross-border Data Transmission, or MSACDT. If we become subject to a cybersecurity review or data security review, we may be required to suspend cross-border data transfer or take other preventative and risk-mitigating measures during the review process, which may affect our daily operations; moreover, we cannot guarantee that we will be able to obtain relevant permits, the government security assessment under the MSACDT, in a timely manner or at all. If we are subject to a cybersecurity review or data security review (including the government security assessment under the MSACDT), and are not able to obtain relevant permits in a timely manner or at all, this could significantly limit our ability to use and transfer personal, important and other information, and could also restrict or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless. Furthermore, cybersecurity review and/or data security review processes could also result in negative publicity with respect to the Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial condition, and results of operations.

In addition, failure to comply with any of these laws, or failure or delay in the completion of the cybersecurity review or data security review procedures, could result in enforcement action against us, including investigations, civil, administrative, and criminal enforcement action, fines, administrative penalties, suspension of business, website closure, revocation of prerequisite licenses, imprisonment of company officers and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

As of March 31, 2023, we had not been involved in any reviews or investigations relating to cybersecurity or data security initiated by the CAC or related governmental regulatory authorities, and we had not received any inquiry, notice, warning, or sanction in such respect. We believe that we are currently in compliance with the regulations and policies that have been issued by the CAC governing the data privacy and cybersecurity.

The PRC Data Security Law, or the DSL, and the PRC Personal Information Protection Law, or the PIPL, also contain provisions restricting our ability to share personal, important, and other information with foreign regulatory or judicial authorities. These provisions could affect our ability to respond to requests or demands for information from such authorities, including the border control authorities of the country of destination, the SEC, or in judicial proceedings.

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

We are increasingly dependent on technology to operate our business. To enhance our management of flight operations, we have launched and continued optimizing a new computer system to manage the whole flight operation process. The system utilizes advanced computer and telecommunications technology to manage our flights on a centralized, real-time basis. We believe that the system will enhance the efficiency of flight schedules, increase the utilization of aircraft and improve the coordination of our aircraft maintenance and ground servicing functions. Although we have designed and implemented a variety of security measures and backup plans to prevent or limit the effect of failure, the computer and communications systems on which we rely may be vulnerable to substantial or repeated disruptions due to various factors, some of which are beyond our control, including natural disasters, power failures, terrorist attacks, equipment or software failures and computer viruses and hackers. We cannot assure that the measures we have taken to reduce the risk of some of these potential disruptions are adequate to prevent disruptions to or failures of these systems. Any substantial or repeated failure of those systems could adversely affect our operations and customer services, and result in the loss of important data, loss of revenue and increased costs. Moreover, a failure of our vital systems could limit our ability to operate our flights for an extended period of time, which could have a material adverse effect on our operations and business.

U.S. Holders will be subject to adverse tax consequences if we are considered to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. We believe that we were not a PFIC for the taxable year 2022. However, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC, and no assurances can be given that we will not become a PFIC at some point in the future. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules.

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

We are dependent to a large extent on the experience and industry knowledge of our senior management team and other key employees and we cannot assure that we will be able to retain them. As of the date of this Annual Report, we do not carry key personnel insurance for any of these personnel. We compete to attract and retain these key personnel with other airlines, some of which may offer better compensation arrangements. Furthermore, the negative impact of COVID-19 pandemic on the airline industry has made it more challenging for us to compete to attract and retain these key personnel with companies in other industries. Although we have not had difficulty in attracting and retaining qualified key personnel in the past, we cannot guarantee that this will continue to be the case. Any inability to attract and retain talented and highly qualified senior management team or other key employees could have a negative impact on us.

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

Domestic prices for jet fuel have experienced fluctuations in the past few years and may continue to fluctuate in the future due to various factors. In March 2022, due to a number of factors including geopolitical conflicts, reduction of crude oil production and recovery of the economy, international oil prices climbed to the highest point since 2008. As a result, the international crude oil prices for the entire year of 2022 were at a relatively high level as compared to recent years. In 2022, our jet fuel cost accounted for 63.76% of our flight operation expenses, and such increase in the fuel price negatively affected our financial performance due to our sensitivity to fuel prices. For more information on jet fuel prices, please see “Item 4. Information on the Company — Business Overview — Jet Fuel” section below for further discussion.

In 2022, a reasonable possible increase or decrease of 10% in average jet fuel prices with the volume of fuel consumed and all other variables held constant, would have increased or decreased our annual fuel costs by approximately RMB3,267 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

Our profit for the year may suffer from unexpected volatility caused by any fluctuation in the level of fuel surcharges.

The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demands as well as our ability to generate profits. On January 14, 2009, the NDRC and the CAAC jointly announced that the collection of passenger fuel surcharges for domestic routes should be suspended from January 15, 2009 and onwards. Subsequently, in response to the increase in international fuel prices, the NDRC and CAAC issued a notice on November 11, 2009 to introduce a new pricing mechanism of fuel surcharges that linked it with airlines’ jet fuel costs, which was further adjusted subsequently. On October 14, 2011, the NDRC and the CAAC issued a notice to adjust such pricing mechanism. As a result of this adjustment, the maximum rates for fuel surcharges can be adjusted according to the pricing mechanism of fuel surcharges, if the aggregated change in jet fuel costs exceeds RMB250 per ton. Due to the decrease in the jet fuel cost, the fuel surcharges were suspended in February 5, 2015. In March 2015, the NDRC and the CAAC issued the “Notice on Adjusting the Base Oil Price of the Passenger Transportation Fuel Addition and Aviation Kerosene Price Linkage Mechanism of Civil Aviation Domestic Routes”, pursuant to which, when the domestic aviation kerosene comprehensive procurement cost exceeds RMB5,000 per ton, an air transport enterprise can collect a fuel surcharge according to the linkage mechanism. In accordance with the above regulations, we adjusted the fuel surcharges for domestic routes from June 5, 2018 (the date of issue), and, as a result, each passenger was charged RMB10 for domestic flight segments (including domestic segments of international routes) under 800 kilometers, 800 kilometers and above 800 kilometers. The fuel surcharges for domestic routes were suspended after January 5, 2019. We adjusted the fuel surcharges for domestic routes from November 5, 2021 (the date of issue), and, as a result, each passenger was charged RMB10 for domestic flight segments (including domestic segments of international routes) under 800 kilometers and 800 kilometers, and RMB20 for domestic flight segments (including domestic segments of international routes) above 800 kilometers. We cannot guarantee that fuel surcharges will not be adjusted further in the future or adjusted in our favor. If fuel surcharges are not adjusted in relation to the increase in jet fuel costs, our profit for the year may be materially adversely affected.

Risks Relating to the Chinese Commercial Aviation Industry

Our business is subject to extensive government regulations.

The Chinese commercial aviation industry is subject to extensive regulatory and legal oversight. The CAAC issues and implements several regulations and policies, which encompass substantially all aspects of the Chinese commercial aviation industry, such as the approval of route allocation, the administration of certain airport operations, air traffic control and pilot flight time limitations. From 2020 to 2022, in order to stem the spread of the COVID-19 pandemic, the CAAC issued various guidance, orders and notices with regard to the implementation of precautionary measures in airline operations, including cleaning and sanitizing procedures, face-covering and social distancing requirements and measures for reducing physical touch points. In addition, in response to the challenges faced by the Chinese commercial aviation industry due to the COIVD-19 pandemic, the CAAC also issued several policies to support Chinese airlines, including reduction or waiver of certain fees, funding support in respect of infrastructures, and simplification of certain approval procedures. On January 8, 2023, CAAC removed the restrictions on international flights from and to China and limitations on the number of international routes and flights each airline in China could operate. Starting from April 1, 2021, the Ministry of Finance reduced airlines’ contributions to the Civil Aviation Development Fund by 20%, on top of the 50% reduction that was implemented in July 2019. Since December 1, 2020, the CAAC and NDRC further expanded the scope of routes to which a market-oriented pricing policy may apply, with an additional 370 routes are covered by such expansion. The CAAC continues to implement extensive legal oversight and supervision on the commercial aviation industry, and as a result, we may face significant constraints on our flexibility and ability to conduct our business or maximize our profitability.

Our results of operations tend to be volatile and fluctuate due to seasonality.

The aviation industry is characterized by annual high and low travel seasons. Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second half of the year than in the first half of the year due to the greater demand for air travel during the summer months, although such difference has become less notable during the period from 2020 to 2022 as the traditional seasonal travel pattern were affected by the COVID-19 pandemic. As a result, our results tend to be volatile and subject to rapid and unexpected change.

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

The PRC government is aggressively expanding its high speed rail network. The mileage of new railway lines put into operation in 2022 reached about 4,100 kilometers. As of December 31, 2022, China’s railway traffic mileage reached 155,000 kilometers, of which about 42,000 kilometers were covered by high-speed railway, ranking first around the world in terms of total high-speed railway traffic mileage. According to the latest development goal of China Railway, China’s railway traffic mileage will reach 200,000 kilometers by 2035, of which 70,000 kilometers will be covered by high-speed railway. The operating results of our air routes that are overlapping with the high-speed railway corridors (especially air routes with a distance of less than 800 kilometers) have been adversely affected, and we expect the continued development of the high speed rail network will continue to adversely affect our operating results in the future.

Limitations on foreign ownership of Chinese airlines may affect our access to funding in the international equity capital markets.

The current Chinese government policies limit foreign ownership of Chinese airlines. Under these policies, non-PRC, Hong Kong, Macau, Taiwan residents can only hold up to 49% of equity interest in a Chinese airline. As of March 31, 2023, we estimate that no more than 11.01% of our total outstanding ordinary shares were held by non-PRC, Hong Kong, Macau and Taiwan residents. Through the Provisions on Domestic Investment in Civil Aviation Industry, effective on January 19, 2018, the Chinese government has loosened restrictions on state ownership of our total outstanding ordinary shares, which allows the percentage of state-owned shares to be under 50%. However, for so long as the limitation on foreign ownership is in force, we will have limited access to funding in the international equity capital markets.

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

For example, the European Emissions Trading Scheme may increase our operational cost. Starting on January 1, 2012, the aviation sector has been included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of greenhouse gas emissions. Airline operators in the EU has received tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB100 million) worth of CO2 emissions allowances from other greener industries. Pursuant to this policy, Chinese airlines having flight points in Europe undertake the same carbon emission reductions obligation as the European local airlines, which will result in a significant increase in the operating cost of Chinese airlines in Europe, including our Company, and further have an adverse impact on the results of operations and financial condition. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant Chinese government authorities, the major airlines are prohibited from joining EU-ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items under this reason. On November 12, 2012, the EU announced it was temporarily suspending the implementation of the ETS in the aviation sector in 2013 in order to forge a positive negotiation environment for all parties. In November 2014, CAAC issued a notification on the ETS. The notification provided that CAAC would not prohibit Chinese airlines to take part in the ETS if the relevant flights take off and land between the airports within the EU during 2012 and 2016. We have operated a few flights between airports within the EU since 2012, and expect to continue to operate a few flights between airports within the EU in the future. Therefore, we submitted emission reports and paid the quota between 2012 and 2016 for our flights between airports within the EU. In April 2015, our Company completed submission of emissions reports for the years 2012 to 2014 and fulfilled our obligations under the ETS. In 2016, our Company finished year 2015 compliance cycle. On year 2017-2018 compliance cycle, our Company had been in compliance with the requirements of relevant PRC laws and the ETS. The Company completed the compliance work on 2019 EU carbon trading and Guangdong carbon trading as scheduled, and sold 695,000 tonnes of Guangdong carbon quota accumulated over the years due to the improvement of flight emission efficiency through public auctions. For the year 2019-2020 compliance cycle, our Company had been in compliance with the requirements of relevant PRC laws and the ETS. In 2021, we also participated in the UK ETS in addition to the EU ETS. The compliance work for 2022 is ongoing and will be carried out pursuant to relevant requirements. During the reporting period, the Company continued to implement environmental protection measures. For more details, see “Item 4. Information on the Company – Business Overview – Environment”. However, there can be no assurance that the ETS will not have negative impact on our financial condition and result of operations.

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

On January 23, 2023, we filed a Form 25 to delist our ADSs from the New York Stock Exchange. The delisting became effective on February 3, 2023, and our ADR program was terminated on March 6, 2023.

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

Bonus Shares Issuance by Conversion of Share Premium

On June 25, 2008, our shareholders approved the issuance of bonus shares by way of conversion of the share premium, and on August 14, 2008, the Ministry of Commerce approved the bonus share issuance. The issuance was effected by conversion of share premium on the basis of five new shares, credited as fully paid, for every 10 existing shares. Upon the completion of the bonus share issuance of 2,187,089,000 shares, as of December 31, 2007, the number of paid up shares increased from 4,374,178,000 shares to 6,561,267,000 shares.

Aircraft Acquisitions

On April 26, 2017, we entered into an aircraft purchase agreement with Airbus S.A.S to purchase 20 A350-900 series aircraft. The catalogue price of one A350 series aircraft is approximately US$299 million. The aggregate consideration for the purchase will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. Six A350-900 series aircraft were delivered to us in 2019 and two A350-900 series aircraft were delivered to our Company in 2020. In 2021, four A350-900 series aircraft were delivered to us. In 2022, four A350-900 series aircraft were delivered to us. The remaining four A350-900 aircraft were scheduled to be delivered to our Company during 2023.

On October 20, 2017, we entered into an aircraft purchase agreement with Boeing to purchase eight B777-300ER and 30 B737-8 series aircraft. The catalogue price of each B777-300ER series aircraft and each B737-8 series aircraft is approximately US$318 million and US$104 million, respectively. The aggregate consideration for the purchase will be funded partly by internal sources of our Company and partly through commercial loans by commercial banks. The aircraft were scheduled to be delivered in stages to our Company during the period from 2019 to 2020. On February 28, 2019, we entered into a supplemental Boeing aircraft purchase agreement with Boeing to amend the terms of the aforesaid aircraft purchase agreement to change the two B777-300ER aircraft originally agreed to be acquired by our Company to two B777F aircraft. These two B777F aircraft were delivered to us on schedule in 2020. None of Boeing 737-8 series aircraft was delivered to our Company from 2019 and 2021. As of the date of this Annual Report, the delivery schedule of the remaining Boeing 737-8 series aircraft had not been determined.

On March 21, 2018, Xiamen Airlines entered into a Boeing Aircraft purchase agreement with Boeing to purchase the 20 B737-8 aircraft and 10 B737-10 aircraft. The catalogue price of each B737-8 series aircraft and B737-10 series aircraft is approximately US$104 million and US$116 million, respectively. The aggregate consideration for the purchase will be partially funded by financing arrangements with banks or other institutions. The aircraft were scheduled to be delivered in stages to Xiamen Airlines during the period from 2019 to 2022. One Boeing 737-8 was delivered to Xiamen Airlines in 2019 but no Boeing 737-8 series aircraft was delivered to Xiamen Airlines in 2020 and 2021. As of the date of this Annual Report, the delivery schedule of the remaining Boeing 737 series aircraft had not been determined.

On August 30, 2019, we entered into an aircraft purchase agreement with Commercial Aircraft Corporation of China Limited (“Comac”), pursuant to which we agreed to purchase 35 ARJ21-700 aircraft. The catalogue price of each ARJ21-700 aircraft is approximately US$38 million. The aggregate consideration for this purchase will be partially funded by financing arrangements with banks or other institutions. Three ARJ21-700 aircraft were delivered in stages to our Company in 2020, four ARJ21-700 aircraft were delivered in stages to our Company in 2021 and eight ARJ21-700 aircraft were delivered in stages to our Company in 2022. The remaining 20 ARJ21-700 aircraft were scheduled to be delivered to our Company during the period from 2023 to 2024.

On July 1, 2022, we entered into an aircraft purchase agreement with Airbus S.A.S to purchase 96 A320NEO family aircraft. The catalogue price of each A320NEO family aircraft is in the range between US$105 million and US$136 million. The aggregate consideration for this purchase will be partially funded by internal resources of the Group and partly through loans or other finance arrangement with banks or other institutions. The 96 A320NEO aircraft are scheduled to be delivered in stages to our Company during the period from 2024 to 2027, of which 30 aircraft will be delivered in 2024, 40 aircraft in 2025, 19 aircraft in 2026 and seven aircraft in 2027.

On September 22, 2022, Xiamen Airlines entered into an aircraft purchase agreement with Airbus S.A.S to purchase 40 A320NEO family aircraft. The catalogue price of each A320NEO family aircraft is in the range between US$105 million and US$136 million. The aggregate consideration for this purchase will be partially funded by internal resources of the Group and partly through loans or other finance arrangement with banks or other institutions. The 40 A320NEO aircraft are scheduled to be delivered in stages to Xiamen Airlines during the period from 2024 to 2027.

During the reporting period, our Group introduced 23 aircraft (including one operating leased aircraft, 12 financing leased aircraft and 10 self-purchased aircraft), and disposed of seven aircraft (including three A380 series aircraft, two B737 series aircraft and two B747 aircraft). As of the end of the reporting period, the fleet size of our Group reached 894 aircraft, an increase of 16 aircraft compared to the end of 2021.

We had also entered into a few other aircraft purchase agreements prior to 2017 and the delivery schedule of certain of the aircraft has not been determined. For more details on our previous aircraft acquisitions, please refer to the same section in the Annual Report for the fiscal year ended December 31, 2020 on the Form 20-F filed with the Securities and Exchange Commission on April 28, 2021.

Capital Expenditure

Our capital expenditures were RMB22,172 million, RMB21,760 million and RMB22,396 million in 2022, 2021 and 2020, respectively. Of such capital expenditures in 2022, RMB10,467 million was financed by leases, RMB10,390 million was financed by bank borrowings, and RMB875 million was financed by proceeds from issuance of shares and convertible bonds, while the remaining RMB431 million was financed by internal resources. The capital expenditures were primarily incurred as a result of additional investments in aircraft and flight equipment under our fleet expansion plans and, to a small extent, additional investments in other facilities and buildings for operations. As of December 31, 2022, we had total capital commitments for aircraft, engines and related equipment of approximately RMB97,329 million.

Non-Public Subscriptions

For detailed information about our non-public subscriptions, please refer to “Item 7 - Related Party Transactions – Non-Public Subscriptions”.

B. BUSINESS OVERVIEW

General

We provide commercial airline services throughout Mainland China, Hong Kong, Macau and Taiwan regions, Southeast Asia and other parts of the world. Based on CAAC statistics, we are one of the largest Chinese airlines and, as of December 31, 2022, we ranked first in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The COVID-19 pandemic has had a significant impact on our operations in recent years. During the three years ended December 31, 2022, our RPKs changed from 153,440 million in 2020 to 152,426 million in 2021 and 102,078 million in 2022, while our capacity, measured in terms of ASKs, changed from 214,722 million in 2020 to 213,926 million in 2021 and 153,845 million in 2022. In 2022, our Group carried 63 million passengers and had passenger revenue of RMB60,017 million (approximately US$8,617 million).

We conduct a portion of our airline operations through our airline subsidiaries, namely Xiamen Airlines, Shantou Airlines Company Limited (“Shantou Airlines”), Zhuhai Airlines Company Limited (“Zhuhai Airlines”), Guizhou Airlines Company Limited (“Guizhou Airlines”), Chongqing Airlines Company Limited (“Chongqing Airlines”) and China Southern Airlines Henan Airlines Company Limited (“Henan Airlines”) (collectively, the “Airline Subsidiaries”), all incorporated in China. In 2022, the Airline Subsidiaries carried 27 million passengers and had passenger revenue of RMB24,583 million (approximately US$3,530 million) and accounted for 43.8% and 40.96% of our passengers carried and passenger revenue, respectively.

We also provide air cargo and mail services. Since 2020 in response to the increased demand of freight following the outbreak of the COVID-19 pandemic and to seize the opportunity to increase cargo and mail revenue, we improved the utilization rate of freighters and organized flights by freighters converted from passenger aircraft. Our cargo and mail revenue increased by 71.53% as compared to 2019 to RMB16,493 million in 2020, by 20.58% as compared to 2020 to RMB19,887 million in 2021, and further increased by 5.01% to RMB20,884 million (approximately US$2,999 million) in 2022. Our airline operations, as well as air cargo and mail services, are fully integrated with our airline-related businesses, including aircraft maintenance, ground services and air catering operations.

Our operations primarily focus on the domestic market. In addition, we also operate regional routes and international flights. As of December 31, 2022, we operated 1,327 routes, of which 1,223 were domestic, 94 were international and 10 were regional. We operate the most extensive domestic route network among all Chinese airlines. Our route network covers commercial centers and rapidly developing economic regions in Mainland China. Our regional operations include flights between destinations in Mainland China, Hong Kong and Taiwan. Our international operations include scheduled services to cities in Australia, Bangladesh, Britain, Cambodia, Canada, Dutch, France, Germany, Indonesia, Italy, Japan, Kazakhstan, Kenya, Kyrgyzstan, Laos, Malaysia, Myanmar, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Thailand, Turkey, The United Arab Emirates, the United States, Uzbekistan and Vietnam.

We have striven to build the “Guangzhou-Beijing Dual Hub” to establish a new profit model and development mode, and gradually to develop a network-based airline. In 2019, we commenced the operation of CSA base simultaneously with the opening of Beijing Daxing International Airport, and successfully completed the first flight to/from Beijing Daxing and the transition of the first 13 routes in 2019. Since 2020, we have cultivated in the Guangdong-Hong Kong-Macao Greater Bay Area and endeavored to build the Guangzhou hub into a model international aviation hub co-constructed with the province and city. Presently, we have over 50% of the market share in Guangzhou. Our Guangzhou hub has formed its route network featured with Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North America, Middle East and Africa covered. At the same time, we have completed the relocation of all flights in Beijing Airport to Beijing Daxing Airport, with utilized time slots accounting for 45%, becoming the largest main base airline in Beijing Daxing Airport, thus providing favorable conditions and resources for the development of our new Beijing hub. By comprehensively advancing the strategic layout of the “dual hubs”, we have further improved our institutional mechanisms and supporting resources to form a new development layout of CSA with Guangzhou Hub in the south and Beijing Hub in the north. In 2021, we further advanced the hub network strategy, and accelerated the construction of two comprehensive international hubs in Guangzhou and Beijing. In 2022, we continued to optimize our flight time slots at Beijing Daxing Airport and increase the number of flights departing from Beijing with a high contribution margin. Our market share at Beijing Daxing Airport reached 53.7% in 2022. We also continued to enhance our market-leading position in the Guangdong-Hong Kong-Macao Greater Bay Area and proactively pursue new time slots. We maintained a leading position in terms of market share for flights departing from Guangzhou, Shenzhen, Zhuhai and Huizhou.

Our corporate headquarters and principal base of operations are located in Guangzhou, the capital of Guangdong Province and the largest city in southern China. Located in the rapidly developing Pearl River Delta region, Guangzhou is also the transportation hub of southern China and one of China’s major gateway cities. Guangzhou’s significance has increased as the transportation infrastructure of Guangdong Province has developed through the construction and development of expressways, an extensive rail network and the port cities of Guangzhou, Shenzhen, Zhanjiang, Zhuhai and Shantou. In 2022, the Company continued the construction integrating the Guangdong-Hong Kong-Macao Greater Bay Area, which drove the flow of people, logistics, information and capital in Guangdong Province and the entire Guangdong-Hong Kong-Macao Greater Bay Area, and enhanced the connectivity between the Guangdong-Hong Kong-Macao Greater Bay Area city cluster and major global city clusters.

As of December 31, 2022, we had a fleet of 894 aircraft, consisting primarily of Boeing 737, 777, 787 series, Airbus 320, 330, 350, 380 series, EMB 190 series and ARJ 21 series. The average age of our registered aircraft was 8.7 years as of December 31, 2022.

Impact of the COVID-19 Pandemic

The widespread and persistent impact of COVID-19 pandemic and the related travel restrictions and social distancing measures implemented throughout the world have significantly reduced demand for air travel. After initially impacting our business in domestic market significantly beginning in January 2020, the spread of the virus resulted in a global pandemic and has significantly affected our entire route network since March 2020. As a result, our business and results of operations in 2020, 2021 and 2022 were materially adversely affected.

During the reporting period, we implemented the responsibilities for pandemic prevention and control, and continued to improve pandemic prevention and control working mechanism. With reference to the national pandemic prevention and control policies, we updated and improved the Company’s pandemic prevention system and measures in a timely manner; we put a premium on the prevention of imported pandemic from overseas, advanced pandemic prevention check points, adopted pandemic prevention management and control measures for inbound tourists and formulated guidelines for the whole-process pandemic prevention for international flight crew; and we actively coordinated with national pandemic prevention and control measures, and promoted full coverage of vaccination and 100% completion of booster injection for international flight crew and personnel in high-risk positions.

Route Network

Overview

We operate the most extensive route network among all Chinese airlines. As of December 31, 2022, we operated 1,327 routes consisting of 1,223 domestic routes, 10 regional routes and 94 international routes.

We continually evaluate our network of domestic, regional and international routes in light of our operating profitability and efficiency. We seek to coordinate flight schedules with the Airline Subsidiaries on shared routes to maximize load factors and utilization rates. The operation of domestic, regional and international routes is subject to approval of the CAAC, and the operation of regional and international routes is also subject to agreements between the Chinese government and the government of the Hong Kong SAR, the government of the Macau SAR, the government of Taiwan province and the government of the proposed foreign destination. Beginning in 2020, due to the COVID-19 pandemic and its negative impact on the air travel demand in domestic and international markets, as well as the various travel restrictions and border control measures implemented by government authorities of China and other countries, we had to make certain adjustments to our routes, including temporarily suspending or reducing the number of flights on some routes. Both of our international and domestic routes were significantly affected in 2022 and have been gradually recovering since the beginning of 2023.

In order to expand our route network, we have entered into code-sharing agreements with several international airlines, including Air France, American Airlines, Asiana Airlines, Inc., China Airlines/Mandarin Airlines, Czech Airlines, Delta Air Lines, Emirates, Etihad Airways, Finnair, ITA Airways, Japan Airlines, KLM Royal Dutch Airlines, Korean Air, Malaysia Airlines Berhad, Pakistan International Airlines, PT. Garuda Indonesia (Persero) Tbk., Qantas Airways Limited, Qatar Airways, Saudi Arabian Airlines, Vietnam Airlines and WestJet. Under the code-sharing agreements, the participating airlines are permitted to sell tickets on certain international routes operated by us to passengers using their codes. Similarly, we are permitted to sell tickets for the other participating airlines using the CZ code. The code-sharing agreements help increase the number of our international sales outlets. We continued the implementation of code-sharing during the reporting period.

The following table sets forth certain statistical information with respect to our passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo and mail carried (tons)		Total traffic (tons kilometers)
Year	Total (in millions)	Increase (decrease) over previous year (%)	Total (in thousand tons)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2020	96.86	(36.12)	1,461	(17.17)	20,805	(36.23)
2021	98.50	1.7	1,442	(1.29)	21,209	1.94
2022	62.64	(36.41)	1,327	(7.98)	16,384	(22.75)

Route Bases

In addition to our main route bases including Guangzhou and Beijing as core hubs, we maintain regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Haikou, Zhuhai, Shanghai, Xi’an, Nanning, Shantou, Guiyang, Urumqi, Chengdu, Kunming, Chongqing and Sanya. Most of our regional route bases are located in provincial capitals or major commercial centers in the PRC.

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

Domestic Routes

Our domestic routes network serves substantially all provinces and autonomous regions in China, including Guangdong, Fujian, Hubei, Hunan, Hainan, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Liaoning, Sichuan, Yunnan, Shannxi and Xinjiang and serves all four centrally-administered municipalities in China, namely, Beijing, Shanghai, Tianjin and Chongqing. In 2022, our most frequent domestic routes were: Shanghai Hongqiao-Shenzhen, Guangzhou-Hangzhou, Guangzhou-Beijing Daxing, Guangzhou-Shanghai Hongqiao, Beijing Daxing-Shenzhen, Shenzhen-Hangzhou, Chengdu-Beijing Daxing, Guangzhou-Chengdu, Guangzhou-Kunming and Guangzhou-Nanjing.

Regional Routes

We offer scheduled service between Hong Kong and Shenyang, Wuhan; and between Taipei and Shanghai. In 2022, we conducted a total of 1,838 flights on our regional routes.

Previously, direct flights between Mainland China and Taiwan were only available during certain festivals. Other than that, travelers between Mainland China and Taiwan had to make use of intermediate stops in Hong Kong or elsewhere. Since July 2008, however, the ban on direct flights was liberalized to allow direct charter flights on weekends. We were the first Chinese carrier to fly nonstop to Taiwan. On November 4, 2008, Mainland China and Taiwan agreed to have regular direct passenger charter flights across the Taiwan Strait. On August 31, 2009, Mainland China and Taiwan increased the number of regular cross-Strait direct passenger flights from 108 to 270 a week. In 2020, before the outbreak of the COVID-19 pandemic, we planned to operate 16 routes to Taiwan, which were reduced to one (Shanghai Pudong-Taipei) due to CAAC’s requirements in response to the COVID-19 pandemic. As of December 31, 2022, only one route (Shanghai Pudong-Taipei) was retained.

International Routes

We are the principal Chinese airline serving Southeast Asian destinations and Australasia, including Singapore and major cities in Australia, Bangladesh, Cambodia, Indonesia, Malaysia, New Zealand, Philippines, Thailand and Vietnam.

Our international operations include scheduled services to cities in Australia, Bangladesh, Britain, Cambodia, Canada, Dutch, France, Germany, Indonesia, Italy, Japan, Kazakhstan, Kenya, Kyrgyzstan, Laos, Malaysia, Myanmar, Nepal, New Zealand, Pakistan, Philippines, Russia, Singapore, South Korea, Thailand, Turkey, The United Arab Emirates, United States of American (USA), Uzbekistan and Vietnam.

In 2022, our most frequent international routes were: Guangzhou-Auckland, Guangzhou-Los Angeles, Guangzhou-Sydney, Wuhan-Islamabad, Guangzhou-Tokyo, Guangzhou-Seoul, Shenzhen-Jakarta and Guangzhou-Seoul. Beginning in 2020, our international operations were severely affected by the impact of the COVID-19 pandemic. See Item 3. “Key Information – Risk Factors – The outbreak and global spread of the COVID-19 pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business”.

Aircraft Fleet

Our fleet plan in recent years emphasized expansion and modernization through the acquisition of new aircraft and the retirement of less efficient and old aircraft. As of December 31, 2022, we operated a fleet of 894 aircraft with an average age of 8.7 years. Most aircraft of our Group are Boeing and Airbus aircraft. We have the largest fleet among Chinese airline companies. Please see the table below for a list of our aircraft in terms of respective passenger capacity.

Model	Number of Aircraft	Passenger Capacity
Airbus 380 series	2	506
Airbus 350 series	16	314
Airbus 330 series	40	218/258/259/260/278/283/284/286
Airbus 320 series	344	94/130/138/152/160/166/179/189/195/200/208
Boeing 787 series	39	237/266/276/287/297
Boeing 777 series	15	361
Boeing 737 series	397	128/134/159/161/164/169/170/172/178/184
EMB190	6	98
ARJ21 Series	20	90
Boeing 777 series Freighter	15	N/A
Total	894	N/A

In 2022, we continued to expand and modernize our aircraft fleet. During 2022, we (i) took scheduled delivery of one B777F aircraft under purchase agreements; (ii) took scheduled delivery of 12 aircraft under finance lease, including four A350 aircraft and eight ARJ21-700 aircraft; (iii) took scheduled delivery of no aircraft under operating leases; (iv) returned one B-5113 aircraft under operating leases upon expiry; and (v) disposed of two B747F aircrafts, three A380 aircraft and one B737-800 aircraft.

In 2022, Xiamen Airlines (i) took scheduled delivery of one A321NEO aircraft under operating leases; (ii) took scheduled delivery of no aircraft under financing leases; and (iii) took scheduled delivery of no aircraft purchased with its own funds.

Aircraft Financing Arrangements

Overview

As of December 31, 2022, a significant portion of our aircraft is acquired under long-term leases with remaining terms to maturity mainly ranging from one to twelve years. As of December 31, 2022, of our Group’s 894 aircraft, 578 aircraft were operated under leases and 316 were either owned aircraft financed by long-term loans, or acquired either with cash or acquired by exercising the purchase options upon expiry of the relevant leases. Our planned acquisition of aircraft in the foreseeable future is generally expected to be made through acquisition financed by bank loans and our own funds or under lease arrangements. Our determination as to our acquisition strategy depends on our evaluation at the time of our capacity requirements, anticipated deliveries of aircraft, our capital structure and cash flow, prevailing interest rates and other general market conditions.

The following table sets forth, as of December 31, 2022, the number of aircraft operated by our Group pursuant to leases and the average remaining lease terms.

	Financing Lease Number of Aircraft	Operating Lease Number of Aircraft	Average Remaining Lease Term Year
Model
Boeing 787 series	25	10	4.16
Boeing 777 series	14	0	3.24
Boeing 737 series	68	191	1.46
Airbus 380 series	0	0	0
Airbus 350 series	10	0	7.96
Airbus 330 series	27	7	1.84
Airbus 320 series	81	124	2.23
EMB190	0	0	0
ARJ21	14	0	7.09
Boeing 777 series Freighter	7	0	2.22
Total	246	332	2.75

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

Aircraft Flight Equipment

The jet engines used in our aircraft fleet are manufactured by General Electric Corporation, Rolls-Royce plc, United Technologies International, Inc., CFM International, Inc. International Aviation Engines Corporation and Honeywell International Inc. We had 164 and 131 spare jet engines for our fleet as of December 31, 2022 and 2021, respectively. We determine our requirements for jet engines based on all relevant considerations, including manufacturers’ recommendations, the performance history of the jet engines and the planned utilization of its aircraft. Acquisition of rotables and certain of the expendables for our aircraft are generally handled by Southern Airlines (Group) Import and Export Trading Company Limited (“SAIETC”), a subsidiary we acquired from CSAH in August 2016, in consideration of an agency fee. We arrange the ordering of aircraft, jet engines and other flight equipment for the Airline Subsidiaries and keep an inventory of rotables and expendables for the Airline Subsidiaries.

Aircraft Maintenance

A major part of the maintenance for our fleet other than overhauls of jet engines is performed by Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”), an entity jointly controlled by our Company, Hutchison Whampoa and South China International Aircraft Engineering Company Limited, consistent with our strategy to achieve fully integrated airline operations and to assure continued access to a stable source of high quality maintenance services. The remaining part of the maintenance for our fleet other than overhauls of jet engines is performed by service providers in China and overseas. GAMECO performs all types of maintenance services, ranging from maintenance inspections performed on aircraft (“line maintenance services”) to major overhaul performed at specified intervals. GAMECO was the first of three aircraft maintenance facilities in China that has been certified as a repair station by both the CAAC and the Federal Aviation Administration. In March 1998, GAMECO received the Joint Civil Aviation Authorities certificate, which was transferred to European Aviation Safety Agency certification in November 2004, for the repair and maintenance of aircraft.

We believe that GAMECO performs major maintenance checks on our aircraft within time periods generally consistent with those of large international airline maintenance centers. In 2022, 33.05% of the repair and maintenances including overhaul of our Company were performed by GAMECO. Although rotables for our aircraft are generally imported through SAIETC, a portion of expendables and other maintenance materials are directly imported by GAMECO. Our agreement with GAMECO usually has a term of one year.

Overhauls of jet engines are performed by MTU Maintenance Zhuhai Co., Ltd., or Zhuhai MTU, a jointly controlled entity of the Company and MTU Aero Engines GmbH, and also by domestic qualified service providers in Xiamen (TEXL), Hong Kong (HAESL) and Taiwan (EGAT), Beijing (AMECO) and by overseas qualified service providers in the United States, Germany, Korea, Singapore, France, Malaysia, United Kingdom and Poland.

The amounts incurred by our Group for comprehensive maintenance services provided by GAMECO and Zhuhai MTU were RMB3,833 million, RMB4,598 million and RMB4,104 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Safety

We endeavor to maintain strict compliance with all laws and regulations applicable to flight safety. In addition, we have adopted measures to eliminate or minimize factors that may impair flight safety, including specialized training programs and safety manuals. The Air Safety Management Department of our Company implements safety-related training programs on an on-going basis in all of our operations to raise the safety awareness of all employees. As a result, overall flight safety has gradually improved. For “incidents” which include various events and conditions prescribed by the CAAC that do not involve serious personal injury or material damage to flight equipment, our Group has kept the number consistently below what is prescribed by the CAAC. For example, our “Air Transportation Incidents Per Ten Thousands Hours Ratio” was 0, 0.0047 and 0 in 2022, 2021 and 2020, respectively. In comparison, CAAC’s published maximum acceptable airline’s Air Transportation Incidents Per Ten Thousands Hours Ratio was 0.6, 0.6 and 0.6 in 2022, 2021 and 2020, respectively. This ratio is defined as the number of occurrences of air transportation incident for every 10,000 hours of flight time. In 2008, we received the “Five-Star Flight Safety Award” from CAAC, being the first in domestic aviation industry to receive such a great honor. Subsequently in 2012, we were awarded the “Safe Flight Diamond Award” by CAAC for our 10,000,000 safety flight hours record. On June 15, 2018, our Company was honored with the 2-Star Flight Safety Diamond Award by the CAAC, becoming the leading Chinese carrier to maintain the highest safety records in China. By December 31, 2022, our continuous safe flight span was 27.863 million hours.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating expenses. Our jet fuel costs accounted for 28.3%, 21.9% and 17.2% of our operating expenses for the years ended December 31, 2022, 2021 and 2020, respectively. Like other Chinese airlines, we generally purchase our jet fuel from regional branches of CAOSC and Bluesky Oil Supplies Company, except at Shenzhen, Sanya, Haikou and Shanghai Pudong, where jet fuel is supplied by a Sino-foreign joint venture in which CAOSC is a joint venture partner. CAOSC is a state-owned organization controlled and supervised by the CAAC that controls the importation and distribution of jet fuel throughout China.

Jet fuel obtained from CAOSC’s regional branches is purchased at a market-adjusted price set within a specified range based on the guidance price issued by CAOSC with the approval of the CAAC and the pricing department of the NDRC. As a result, the costs of transportation and storage of jet fuel in all regions of China are spread among all domestic airlines. Jet fuel costs in China are influenced by costs at state-owned oil refineries and limitations in the transportation infrastructure, insufficient storage facilities for jet fuel in certain regions of China, and the prevailing fuel prices on the international market. In March 2022, due to a number of factors including geopolitical conflicts, reduction of crude oil production and recovery of the economy, international oil prices climbed to the highest point since 2008. As a result, the international crude oil prices for the entire year of 2022 were at a relatively high level as compared to recent years.

In addition to purchases of jet fuel from CAOSC, we also purchase a portion of our jet fuel requirements for our international flights from foreign fuel suppliers located outside China at prevailing international market prices. Jet fuel purchased from such sources accounted for approximately 12.90% and 9.33% of our total jet fuel consumption in 2022 and 2021, respectively.

Our jet fuel costs increased from RMB25,505 million in 2021 to RMB32,669 million in 2022, as a result of the increase in jet fuel prices in 2022.

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

From April 1, 2015, the NDRC adjusted the benchmark oil price to RMB5,000 per ton, for every RMB100 by which the cost of jet fuel exceeds that price, the airlines are allowed to charge RMB0.00002566 per kilometer for the flight distance. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB5,000 per ton, the airlines are allowed to charge RMB0.0002566 per kilometer for the flight distance. The NDRC decreased the rate of fuel surcharge from RMB0.00002566 per kilometer to RMB0.00002454 per kilometer, from April 1, 2019. The NDRC adjusted the rate of fuel surcharge to RMB 0.00002748 per kilometer, starting from April 1, 2021 and further adjusted the rate of fuel surcharge to RMB0.00002731 per kilometer, starting from December 5, 2022. Based on that rate, for every RMB100 by which the cost of jet fuel exceeds RMB5,000 per ton, the airlines are allowed to charge to RMB0.00002731 per kilometer for the flight distance.

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

Ground Services

We make arrangements with airport authorities, other airlines or ground services companies for substantially all ground facilities, including runway, ramp, terminal and support services buildings, at each airport that we serve. We pay landing, parking and other fees to such airports, including Guangzhou Baiyun International Airport. At domestic airports, such fees are generally determined by CAAC.

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

Cargo and Mail

We also provide air cargo and mail services. A significant portion of these services are combined with passenger flights services. In 2022, we had 15 Boeing 777 freighters, mainly servicing 19 international cargo routes with an average of 61 flights in total per week, including:

Guangzhou - Chongqing - Amsterdam - Guangzhou, Guangzhou - Amsterdam - Guangzhou, Guangzhou - London - Frankfurt - Guangzhou, Guangzhou - London -Guangzhou, Guangzhou - London - Shenzhen, Guangzhou - Chongqing - Frankfurt - Guangzhou, Guangzhou - Frankfurt - Guangzhou, Guangzhou - Anchorage - LosAngeles - Guangzhou, Guangzhou - HoChiMinhCity - Hanoi - Guangzhou, ShanghaiPudong - Amsterdam - Chongqing - ShanghaiPudong, ShanghaiPudong - Amsterdam - ShanghaiPudong, ShanghaiPudong - Frankfurt - ShanghaiPudong, ShanghaiPudong - Anchorage - Chicago - ShanghaiPudong, ShanghaiPudong - Anchorage - Chicago - Shenzhen, ShanghaiPudong - LosAngeles - ShanghaiPudong, Shenzhen - Frankfurt - Shenzhen, Shenzhen-Frankfurt -Guangzhou, Shenzhen - Frankfurt - ShanghaiPudong and Shenzhen - Anchorage - Chicago - Shenzhen.

From 2020, following the onset of the COVID-19 pandemic, the demand for freight significantly increased. In 2022, we continued to take active measures to increase freight revenue, including improving the utilization rate of freighters, and organized 9,098 flight shifts by freighters converted from passenger aircraft, and achieved positive operating results. Cargo and mail revenue was RMB 20,884 million in 2022, representing an increase of 5.01% compared to 2021. We conduct our cargo business primarily through our cargo hubs in Guangzhou and Shanghai.

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

We have agency agreements with airlines in the Asia-Pacific region, Europe, the United States and Africa for the processing of ticket sales and reservations on a reciprocal basis. In 2022, over 55% of all ticket sales for our scheduled flights were made by our network of sales offices and CSAH’s affiliates. We also sell tickets and accept reservations through an extensive network of non-exclusive independent sales agents. Under the agency agreements with these sales agents, we pay commissions based on the value of tickets sold. In 2022, sales by independent sales agents accounted for less than 45% of our ticket sales of our scheduled flights.

Substantially all of our sales offices and agents in China are linked electronically to the TravelSky Technology Limited’s computerized ticketing and reservations system, which is in turn linked to all domestic airlines for flights throughout China. We have also entered into membership agreements with several international reservation systems, including ABACUS in Southeast Asia, SABRE and GALILEO in the United States, AMADEUS in Europe and INFINI in Japan. These systems facilitate reservations and sales of tickets for our international flights. Since 2016, we have been focusing on improving the digitalization and intelligence level. We have launched the “China Southern e Travel” strategy, which aims to explore the needs of passengers and plan and design products from the perspective of passengers. We have built a number of quality products such as flight dynamics, seat selection and check-in, electronic invoices, face recognition, full-channel self-service refund and meal service. Our vision of “a hassle-free journey with one mobile device” has become a reality in technology, and the digitalization of the entire process of passenger travel has been realized. In 2018, we released the “Internet +” strategy centering on “China Southern e Travel”, and formally built a one-stop service mobile application platform to provide passengers with excellent door-to-door service experience. We believe technology has become one of our core competitive advantages.

Cargo

Our cargo and mail services are promoted through our own cargo divisions and independent cargo agents both within and outside China that track available space among all airlines. In particular, our Company employs a number of cargo agents in the Pearl River Delta region. In 2022, we were not required to pay cargo agents commission for domestic and international services in the Pearl River Delta region.

Promotional and Marketing Activities

We engage in regular promotional and marketing activities. Our promotional and marketing activities for domestic routes emphasize safety, passenger comfort and the frequency of our flights. Our promotional and marketing activities with respect to international and regional passengers emphasize our quality of service, extensive route network in China and higher frequency of flights compared to other Chinese airlines. We were among the first in China to launch premium economy class seats. In addition, we also promote and market our regional and international routes on the basis of price competitiveness.

We seek to increase our brand recognition by offering new services to passengers. For example, we were the first Chinese airline to provide off-airport check-in services. We also offer transfer and baggage “through-handling” services to passengers connecting to other airlines, including passengers connecting in Hong Kong for flights to Taiwan. We have widened our use of information technology and introduced new services such as cell phone check-in, SMS platforms and online meal booking. In 2017, our Company reached a strategic cooperation agreement with American Airlines. Under this agreement, American Airlines subscribed for our Company’s shares in August 2017 in the amount of USD200 million. Our Company and American Airlines also established a code sharing partnership on January 18, 2018 to provide more convenient and diversified trip options for passengers.

As an important strategic decision, we officially exited from SkyTeam Alliance from January 1, 2020 and focused on establishing cooperation with new strategic partners, while maintaining good relationships with the SkyTeam partners. We have had a Strategic Cooperation Agreement with American Airlines since 2017 and implemented full scope codeshare cooperation, Frequent Flyer Programs cooperation and lounge services since 2019. We have also entered into a Joint Business Agreement with British Airways and implemented enhanced codeshare cooperation in 2019. Although no longer a member of SkyTeam, CZ continues the codeshare cooperation with SkyTeam partners, including AirFrance-KLM, and other important joint business partners. We will continue to properly carry out the work of exit and fully guarantee the rights and interests of passengers. We will carry out bilateral and multilateral cooperation in a more targeted manner while deepening the cooperation with the existing partners such as France Airlines and KLM Royal Dutch Airlines, expand code sharing and frequent passenger cooperation with American Airlines, and launch strategic cooperation with numbers of internationally renowned airlines such as Finnair and Emirates to provide passengers with more convenient and high-quality travel options. At the same time, we continue to strengthen the coordinated development of the “China Southern Alliance” by gradually integrating with Xiamen Airlines and Sichuan Airlines in terms of capacity layout, route cooperation, resource sharing and customer collaboration. At present , we share codes with 21 international and regional airlines in 258 routes (including trunk routes and beyond routes). These arrangements enlarge our sales channels and flight route network.

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

Existing laws and future regulatory action concerning climate change and aircraft emissions could have an impact on the aviation industry. For example, with an aim to achieve carbon neutral growth on a global scale, the ICAO formally adopted, in the 39th Session of the ICAO Assembly, a global market-based management scheme in the form of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), which obliges airlines to monitor and report their emissions from international aviation from 2019 and to purchase emission reduction units to cover any growth in CO2 emissions above 2020 levels from 2021. Certain CORSIA program implementation details remain unclear and thus the impact of CORSIA cannot be fully predicted at this time. However, CORSIA is expected to increase carbon emission management costs for airlines that operate internationally.

The European Union has set a binding target of achieving climate neutrality by 2050 and the intermediate step towards climate neutrality was to reduce emissions by at least 55% by 2030 as compared to that of 1990s. Therefore, the European Commission further introduced a set of proposals of “Fit for 55 Package” on July 14, 2021 and subsequently reached provisional agreements on the revision of ETS rules in December 2022. As part of the “Fit for 55 Package”, the free ETS quotas allocated to airlines will be phased out by 2026, which will further increase operating costs for airlines.

In accordance with the regulatory requirements on carbon emissions management issued by the relevant national and Guangzhou regulatory authorities, we are required to submit the monitoring plans and carbon emission reports, accept inspection for carbon emission, fulfil obligations of quota clearance as scheduled and improve our comprehensive capabilities of carbon emission management and trading.

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

The CAAC considers market conditions for a domestic route in determining whether the route should be allocated to one or more airlines. Generally, the CAAC requires that the passenger load factor on a certain route should be above the average rate of the whole market in the last flight season before additional flights and participants may be put on that route.

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

International Routes. International route rights, as well as the corresponding landing rights, are derived from air services agreements negotiated between the Chinese government, through the CAAC, and the government of the relevant foreign country. Each government grants to the other the right to designate one or more domestic airlines to operate scheduled service between certain destinations within each of such countries. Upon entering into an air services agreement, the CAAC determines the airline to be awarded such routes based on various criteria, including the availability of appropriate aircraft, flight and management personnel, safety record, the overall size of the airline, financial condition and sufficiency of assets to bear civil liabilities in international air services. These route rights may be terminated by the CAAC under certain circumstances. On March 26, 2020, in response to the outbreak of the COVID-19 pandemic worldwide, CAAC issued a notice regarding the reduction of the number of international routes. Pursuant to the notice a PRC airline may only operate one route for flying to and from each foreign country, and no more than one flight can be operated each week for each such international route. Some international flights of the Company were canceled and the number of the international flights of the Company was substantially reduced following the notice. On January 8, 2023, CAAC removed the restrictions on international flights from and to China and limitations on the number of international routes and flights each airline in China could operate. We are in the process of restoring our international routes.

Air Fare Pricing Policy

In recent years, there were a series of air fare reform to deregulate the control on the air fare pricing policy step by step. Pursuant to “Pricing Reform of Domestic Civil Aviation” as approved by the State Council of the PRC effective on April 20, 2004, prices on domestic routes fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through a local price bureau, the government provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. A market-oriented pricing policy was introduced and the pricing system has been adjusted as a result of the above pricing reform. The CAAC and NDRC issued a notice on April 13, 2010, pursuant to which, effective on June 1, 2010, airlines may set first-class and business-class airfares freely in accordance with market prices, subject to relevant PRC laws. The economy-class airfares remain subject to the predetermined range. The CAAC and NDRC further issued a notice, pursuant to which, effective on October 20, 2013, airlines are free to set domestic flights airfares not exceeding up to 25% above the bench mark prices where governmental pricing guidance is applicable; and to freely determine the airfares for domestic routes with the market-oriented pricing policy based on the market demand and supply situation.

On September 29, 2016, the CAAC and NDRC further issued the Notice on Deepening the Pricing Reform of Demotic Civil Aviation to expand further the scope of the routes with the market-oriented pricing policy: airfares for routes less than 800 kilometers or the routes more than 800 kilometers and in competing relationship with the high-speed rail EMU trains can be freely determined by airlines. Airlines may raise the non-discounted announced airfares for a certain number of routes with the market-oriented pricing policy. In principle, such number may be no more than 10 per flight season, and the accumulative increase rate of airfares shall be no more than 10 percent per route per flight season. On December 17, 2017, the CAAC and NDRC further issued the Notice on Further Deepening the Pricing Reform of Demotic Civil Aviation, pursuant to which the airlines were allowed to decide their own prices on domestic routes that have at least five carriers competing. Price increases of no more than 10% would also be allowed for each travel season.

For each airline, the total number of the routes which the airline can decide their own price may be no less than 10 and can generally not exceed 15% of the total number of routes with market-oriented pricing operated by such airline in one flight season. On April 13, 2018, the CAAC issued the Notice on Distributing the Catalog of Domestic Routes adopting Market Regulation Price. The catalog of domestic routes is published together with such notice.

On November 26, 2020, the CAAC and NDRC issued the Notice on Further Deepening the Pricing Reform of the Domestic Routes of Demotic Civil Aviation to further expand the scope of routes that may adopt market-oriented pricing policy. Under the Notice, airlines are allowed to decide their own prices on domestic routes that have at least three competing carriers, rather than previous five competing carriers. The catalog of domestic routes that qualify for adopting market-oriented pricing as a result of the new requirement is published together with such notice. The notice became effective on December 1, 2020.

Published air fares of Chinese airlines for the Hong Kong and Macao routes are determined by the CAAC and the relevant civil aviation authorities in Hong Kong or Macao. Published air fares of Chinese airlines for Taiwan routes must be filed with CAAC and report to the relevant civil aviation authorities in Taiwan. Airlines may offer discounts on flights on their Hong Kong, Macao and Taiwan regional routes.

Published air fares of Chinese airlines for international routes (except for Japan) are determined by Chinese airlines at their own discretion, taking into account the international air fare standards established through the International Air Transport Association. For Japan routes, air fares must be approved by the relevant civil aviation authorities in Japan, and discounting of published international air fares is permitted. For Korea routes, air fares must be approved by the relevant civil aviation authorities in Korea, and the highest fare for each class may not exceed the relevant maximum rate as determined by the relevant civil aviation authorities in Korea.

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

Jet Fuel Supply and Pricing

CAOSC and Bluesky Oil Supplies Company, companies supervised by the CAAC, are the only jet fuel supply companies in China, with the exception of the joint venture jet fuel supply companies that supply Shenzhen, Sanya, Haikou, Shanghai Pudong and other small airports. As a result, all Chinese airlines purchase their domestic jet fuel supply requirements (other than the above mentioned exceptions) from the seven regional branches of CAOSC. Jet fuel obtained from such regional branches is purchased at a market-adjusted price set within a specified range based on the guidance price issued by CAOSC with the approval of the CAAC and the pricing department of the NDRC.

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

Numerous regulations, guidelines and other administrative measures have been or are expected to be adopted under China’s three-pillar data protection regime framework made up of the CSL, the DSL and the PIPL. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with 12 other government departments of the PRC, jointly promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that certain network operators that intend to purchase network products and services and network platform operators engaging in data processing activities must be subject to cybersecurity review by a Cybersecurity Review Office, or the CRO, an administrative body within the CAC, if national security will or may be affected. The Cybersecurity Review Measures further require that if a network operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review from the CRO. The Cybersecurity Review Measures also grant the CRO the discretion to start a cybersecurity review against any entity, if the CAC or any of 12 other government departments consider relevant products and services or data processing activities will or may affect national security. In respect of data cross-border transfer, on July 7, 2022, the CAC released the Measures on Outbound Data Transfer Security Assessments, or the Measures, which took effect on September 1, 2022. The Measures require large personal information controllers (those process over one million individuals’ personal information), data processor that transfers “important data” and other data processors to undergo a government security assessment before transferring data out of China. Any cross-border data transfer activities conducted in violation of the MSACDT before the effectiveness of these measures are required to be rectified by March 1, 2023. Though these measures have already taken effect, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

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

We routinely receive, collect, store, process, transmit and maintain personal information along with other sensitive data. We may also receive, store, process, generate, control, or otherwise have access to “important data” in our businesses. As such, we are subject to the relevant PRC data security, cyber-security, and personal data protection privacy laws, regulations, and standards that apply to the collection, generation, use, retention, protection, disclosure, transfer and other processing of personal information and “important data”. Based on the size of our company and the industry sections in which we operate, we expect to be subject to heightened scrutiny and obligations with regard to cybersecurity, data security, and the protection of personal information once all the relevant regulations and rules have been promulgated. Under certain circumstances, we could become subject to cybersecurity review or data security review by the Cyberspace Administration of China, or the CAC, or other related governmental regulatory authorities. Though some laws, regulations, and standards have already taken effect, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

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

In the Chinese aviation industry, the three major airlines are our Group, Air China and China Eastern Airlines Corporation Limited (the “China Eastern Airlines”). In 2022, these three airlines together controlled approximately 56.94% of the commercial aviation market in China as measured by the number of passengers carried.

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

We also face competition from the increased use of high-speed railways. We expect that improvements in high-speed railways will continue to have an impact on the domestic aviation market. First, the “eight horizontal and eight vertical” high-speed railway corridors are gradually being developed. Second, in the future, the railway system will gradually release its own pricing, adopt flexible pricing and market pricing. Passengers will be able to get discounts on more routes. Third, one-third of high-speed railway will become faster, which may attract more passengers. The competition on passengers whose trip distance are from 800 kilometers to 1,000 kilometers is intense, and with increasing speed, high-speed railways may attract passengers who travel longer than 1,000 kilometers. In addition, the operational efficiency of high-speed railways and train capacity will increase. As of December 31, 2022, China’s railway traffic mileage reached 155,000 kilometers, among which about 42,000 kilometers were covered by high-speed railway. According to the latest development goal of the China Railway, China’s railway traffic mileage is expected to reach 200,000 kilometers by 2035, among which 70,000 kilometers will be covered by high-speed railway. Cities with populations of over 500,000 will be connected with high-speed rail lines so as to form the city connections within travel ranges of one, two and three hours respectively. The operating speed of high-speed rail has continued to increase since 2007, with the maximum operating speed increasing from 250 kilometers per hour to 350 kilometers per hour. Further improvements are expected in the future. We expect that the operating results of the Company’s routes that overlap with the high-speed rail network (especially routes with mileage of no more than 800 kilometers) will be impacted in the future.

We believe that our Company possesses certain competitive advantages as compared to other Chinese airlines. We have extensive route network and we are one of the Chinese airlines with the largest number of regional route bases, which we believe places us in a favorable position in the route allocation process. We also had the largest aircraft fleet among all Chinese airlines as of December 31, 2022, which, together with our planned aircraft acquisitions, will permit us to expand our operations and to improve the deployment of the aircraft in our fleet. We also believe that our dominant presence in the populous and economically developed southern and central regions of China provides us with a competitive advantage in attracting new customers, and our fully integrated flight training, aircraft and engine maintenance and air catering operations enable us to achieve and maintain high quality service to our customers. We have also launched the construction of an integrated service, built an international service brand, and continuously improved service quality. Our brand influence has continued to increase in China and abroad. In 2020, we were positioned to offer “affinity and refinement” service, broke down barriers between various systems and departments and have implemented a full-chain, systematic and integrated service management. With a series of new services, products and service measures rolled out, the service quality and flight on-time performance rate of the Company have increased, which we believe are among the strongest in the industry. The Company was re-awarded “National Benchmarking Enterprise of Customer Satisfaction”. In 2020, we comprehensively promoted the “Ecosphere strategy”, reinforced the construction of e-commerce platform, and created a one-stop service platform for mobile users. The concept of “a hassle-free journey with one mobile device” has been fully realized. Many key indicators, such as the number of APP activations and the number of the social media followers, continue to lead in the industry. In 2021, by providing “humanized, digitalized, refined, personalized and convenient” air travel quality service, we realized “people enjoying travelling, goods delivered smoothly”. In 2022, we set up self-help luggage service platform and developed 125 types of “home flavor” in-flight meals. The flight on-time performance rate of the Company has maintained a leading position in the industry for seven consecutive years.

The following table sets forth our market share of passengers carried, cargo and mail carried and total traffic of Chinese airlines for the years indicated based on the CAAC statistics briefing.

	Passengers Carried		Cargo and Mail Carried (tons)		Total Traffic (tons kilometers)
Year	Industry Total (in millions)	Group’s Share (% of total)	Industry Total (in thousands)	Group’s Share (% of total)	Industry Total (in billions)	Group’s Share (% of total)
2018	611.7	22.9	7,385	23.5	120.7	25.1
2019	659.9	23.0	7,532	23.4	129.3	25.2
2020	417.8	23.2	6,766	21.6	79.9	26.1
2021	440.6	22.4	7,318	19.7	85.7	24.7
2022	251.7	24.9	6,076	21.8	59.93	27.3

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

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at the 10 busiest airports in China in 2022 according to passenger volume data from the CAAC statistics briefing.

Airport	Passengers Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Guangzhou	47.27	26.95	45.19
Chongqing	24.02	15.09	23.57
Shenzhen	31.08	11.57	26.12
Kunming	12.87	10.78	11.09
Hangzhou	32.67	8.77	26.04
Chengdu Shuangliu	15.26	6.97	12.84
Shanghai Hongqiao	13.44	16.47	13.14
Shanghai Pudong	14.85	7.62	9.92
Xi’an	17.21	12.14	15.21
Chengdu Tianfu	5.17	5.13	4.64

The following table sets forth our market share in terms of passengers carried, cargo and mail carried on departing flights and total departing flights at eight busiest airports in southern and central China (excluding Guangzhou and Shenzhen, which are included in the table above) in 2022 according to passenger volume data from the CAAC statistics briefing.

Airport	Passengers Carried (% of total)	Cargo and Mail Carried (% of total)	Departing Flight (% of total)
Changsha	34.92	19.91	34.68
Wuhan	39.68	15.54	37.49
Haikou	23.66	27.76	22.35
Sanya	27.51	32.26	28.31
Zhengzhou	34.10	3.64	29.27
Nanning	25.99	13.05	22.38
Zhuhai	37.05	37.08	36.20
Jieyang	37.46	38.62	36.52

Regional Routes

In 2022, we conducted a total of 1,838 flights on our regional routes. We face less competition on regional routes than that on domestic and international routes, and earn a higher operating margin. Air China, China Eastern Airlines, Air Macau, Cathay Pacific, China Airlines and Eva Airways compete with our Group in the regional traffic markets.

International Routes

We compete with a number of Chinese airlines, including Air China and China Eastern Airlines and many well-established foreign airlines, on our international routes. Most of these international competitors have significantly longer operating histories, substantially greater financial and technological resources and greater brand recognition than us. Many of our international competitors have larger sales networks and participate in more comprehensive and convenient reservation systems, or engage in promotional activities that may enhance their ability to attract international passengers.

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

Airline Subsidiaries

Our Airline Subsidiaries are joint ventures established by our Company and local companies in the provinces or special economic zones where our Airline Subsidiaries are based and are engaged in providing airline and related services. As of December 31, 2022, our Company owned a 55% or 60% equity interest in each of our Airline Subsidiaries.

As of December 31, 2022, Xiamen Airlines operated under the “MF” code with a fleet of 209 aircraft. In 2022, Xiamen Airlines carried a total of about 18.12 million passengers, or approximately 28.9% of the passengers carried by our Group in that year, and had RMB17,879 million in traffic revenue.

As of December 31, 2022, Shantou Airlines operated under “CZ” code with a fleet of 16 aircraft. In 2022, under the centralized allocation of flight routes of our Group, Shantou Airlines carried a total of about 1.53 million passengers, or 2.4% of the passengers carried by our Group in that year. Total traffic revenue of Shantou Airlines for the year ended December 31, 2022 was RMB1,081 million.

As of December 31, 2022, Zhuhai Airlines operated under the “CZ” code with a fleet of 16 aircraft. In 2022, under the centralized allocation of flight routes of our Group, Zhuhai Airlines carried a total of about 1.27 million passengers, or approximately 2.0% of the total number of passengers carried by our Group in that year. Total traffic revenue of Zhuhai Airlines for the year ended December 31, 2022 was RMB963 million.

As of December 31, 2022, Guizhou Airlines operated under the “CZ” code with a fleet of 20 aircraft. In 2022, under the centralized allocation of flight routes of our Group, Guizhou Airlines carried a total of about 1.81 million passengers, or approximately 2.9% of the total number of passengers carried by our Group in that year. Total traffic revenue of Guizhou Airlines was approximately RMB1,274 million for the year ended December 31, 2022.

As of December 31, 2022, Chongqing Airlines operated under the “OQ” code with a fleet of 30 aircraft. In 2022, under the centralized allocation of flight routes of our Group, Chongqing Airlines carried a total of about 2.56 million passengers, or 4.1% of the total number of passengers carried by our Group in that year. Total traffic revenue of Chongqing Airlines for the year ended December 31, 2022 was RMB1,809 million.

As of December 31, 2022, Henan Airlines operated under the “CZ” code with a fleet of 30 aircraft. In 2022, under the centralized allocation of flight routes of our Group, Henan Airlines carried a total of about 2.20 million passengers, or approximately 3.5% of the total number of passengers carried by our Group in that year. Total traffic revenue of Henan Airlines was approximately RMB1,577 million for the year ended December 31, 2021.

Southern Air Logistic Subsidiary

China Southern Air Logistics Co., Ltd., or Logistics Company, was established in June 2018 with registered capital of RMB1.8 billion. It mainly conducts logistics operations. In December 2020, the Company, Logistic Company and certain third party investors entered into a capital increase agreement. Pursuant to this agreement, the third party investors made capital contribution of approximately RMB3,355 million into the Logistic Company. After the capital contribution, the Company’s equity interests in the Southern Air Logistic Company decreased from 100% to 55%.

In 2022, Logistic Company had an operating revenue of RMB 21,538 million and a net profit of RMB 4,654 million, representing an increase of 9.56% and a decrease of 18.25%, respectively, from 2021. As at December 31, 2022, Logistic Company’s total assets amounted to RMB16,873 million and net assets amounted to RMB 13,288 million.

On November 30, 2022, Logistics Company submitted an application to the Guangdong Regulatory Bureau of the CSRC for pre-listing tutoring for its planned listing on a stock exchange in the PRC. As at the date of this Annual Report, Logistics Company has not submitted any official application for listing to any relevant regulatory authorities in the PRC.

Environment

During the reporting period, the Company continued to push forward its Green Flight initiatives, advocated the concept of low carbon travel and sought to reduce environmental pollution by the use of market mechanisms.

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

2. Research on “Dual Carbon”

During the reporting period, the Company continued to carry out research on carbon peak and carbon neutrality and monitored ground carbon to get a clear picture of its emissions, and developed energy-saving and emission-reduction projects to manage carbon assets.

3. Reduce Impact of Carbon Emission on Climate Change by Market Mechanisms

The Company has been supporting and actively participating in Chinese government’s various projects on market mechanisms of carbon trading. During the reporting period, in accordance with the requirements of the CAAC, the Company fulfilled its performance for 2020 under the European Union carbon trading scheme in May 2021 and fulfilled its performance for 2020 under the Guangdong carbon trading scheme in June 2021. We fully completed the carbon dioxide emission report and verification of civil aviation flight activities in 2020 by using the self-developed flight carbon emission data monitoring, reporting and verification system (MRV system).

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

5. Establish and Improve the Emergency Management System for Environmental Contingencies

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

6. Develop Passenger Carbon Account and Launch the Passenger Flight Carbon Calculator

In 2021, the Company opened carbon accounts for passengers, which will record the reduced carbon emission behaviors such as cancelling meals, and use of electronic check-in, and launched the passenger flight carbon calculator, which seeks to involve passengers in the reduction of flight carbon emissions.

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

8. Initiate the Prevention and Control Work for Voice Pollution

The Law of the People’s Republic of China on the Prevention and Control of Noise Pollution was published in December 2021 in the PRC and has been implemented since June 2022. During the reporting period, the Company initiated prevention and control work for voice pollution and studied countermeasures on voice reduction during taking off and landing of aircraft.

Insurance

The aviation insurance in the name of CHINA SOUTHERN AIRLINES COMPANY LIMITED as a member of CHINA CIVIL AVIATION GROUP INSURANCE FLEET, is placed with the PICC Property & Casualty Company Limited, China Pacific Property Insurance Co., Ltd., Ping An Property & Casualty Insurance Company of China, Ltd. and China Life Property and Casualty Insurance Company Limited as Insurers. We maintain aviation hull all risks, spares and airline liability insurance policy, aircraft hull “all risks” and spare engines deductible insurance policy, aviation hull and spares “war and allied perils” policy, aviation war, hijacking and other perils excess liability insurance policy, all of which we believe are in the amount customary in the Chinese aviation industry.

Under the relevant PRC laws, civil liability of Chinese airlines for death or injuries suffered by passengers on domestic flights is limited to RMB400,000 (approximately US$57,433) per passenger. As of July 31, 2005, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 128,821 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not attributable to negligence or other wrongful act of the carrier (and its agents), or the damage arose solely from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed in respect of death or injuries to passengers under Chinese law, the Montreal Convention and any agreement which we are subject to.

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

Iran Sanctions Disclosure

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, or the Exchange Act, if during 2022, our Company or any of our affiliates have engaged in certain transactions with Iran or with persons or entities designated under certain executive orders, our Company would be required to disclose information regarding such transactions in our Annual Report as required under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA. In 2022 and 2021, our Company did not operate air services to and from Iran. In 2020, our Company operated air services to and from Iran through the specifically designated route of “Beijing-Urumqi-Tehran-Urumqi-Beijing” (the “Iran Route”) and engaged in international traffic in passengers, cargo and mail. At the beginning of 2020, we carried out four round-trip flights per week of the “Iran Route”. However, due to the COVID-19 pandemic, the flights of the “Iran Route” have been suspended since February 2020.

In order to provide our aviation services in Iran, our Company has entered into certain ground service agreement with Iran Air whereby Iran Air provides our Company with ground service, maintenance and other support services in return for certain service fees to be paid by our Company in accordance with the agreement. Our Company does not provide, nor has it ever provided, any equipment, component, or technology to Iran. The services rendered by our Company to Iran are limited to the provision of international traffic for passengers, cargo and mail and those services provided by our local offices and agents to customers. Our Company did not operate flights within Iran in 2022.

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

Our Company does not anticipate any significant change in our services to Iran, either by way of increasing significantly the size of or altering the nature of our operations in the territory. For the year ended December 31, 2022, the amount of assets of Iran office and revenue generated in connection with the air services to Iran was minimal. Therefore, our Company believes that our operations in Iran for the year ended December 31, 2022 were inconsequential and quantitatively immaterial to our business, financial condition and results of operations.

C. ORGANIZATIONAL STRUCTURE

The following chart illustrates the corporate structure of our Group as of December 31, 2022 and the aggregate effective equity interest of our Company in each of our principal subsidiaries, associates and jointly controlled entities.

The particulars of our principal subsidiaries as of December 31, 2022 are as follows:

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

The particulars of our principal associates and joint ventures as of December 31, 2022 are as follows:

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

D. PROPERTY, PLANTS AND EQUIPMENT

For a discussion of our aircraft, see Item 4 “Information on our Company-History and development of our Company-Aircraft Acquisitions.”

Our headquarters in Guangzhou occupy an area of approximately 2,063,073 square meters of land and a total gross floor area of approximately 1,118,375 square meters. We lease land in Guangzhou on which our headquarters and other facilities are located from CSAH. We also lease from CSAH certain buildings mainly at Haikou, Wuhan, Nanyang, Shenyang, Dalian, Jilin, Harbin, Xinjiang and other PRC cities.

Our principal properties are located at our headquarters site and at our route bases. The following table sets forth certain information with respect to our properties at our headquarters in Guangzhou and certain route bases as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Guangzhou	1,961,288	101,785	1,005,615	112,760
Shenzhen	56,995	—	117,111	29,512
Zhuhai	29,942	—	38,895	—
Changsha	252,965	—	67,341	1,203
Haikou	348,536	—	66,394	—
Wuhan	277,638	38,082	80,869	23,783
Nanyang	—	1,855,907	13,353	33,635
Sanya	96,343	—	41,410	—
Shenyang	250,048	22,959	164,054	42,373
Dalian	—	158,240	47,787	38,496
Jilin	134,488	46,056	103,737	7,168
Harbin	30,969	174,537	68,960	24,079
Xinjiang	18,246	526,900	167,199	15,300
Guangxi	120,602	—	141,595	—
Beijing	756,404	—	976,467	—
Shanghai	42,292	7,898	94,043	11,816
Chengdu	—	—	1,786	4,020
Qingdao	—	—	767	—
Hefei	—	—	976	—
Sydney	—	—	1,151	—
Amsterdam	—	—	455	—
Xi’an	54,277	—	4,364	—
Yunnan	—	—	1,967	—
Hangzhou	—	—	871	—
Nanjing	—	—	1,704	—

The following table sets forth certain information with respect to the properties of the subsidiaries named below as of the date hereof.

	Land (in square meters)		Building (in square meters)
	Owned	Leased	Owned	Leased
Xiamen Airlines	1,051,000	—	1,063,200	17,396
Shantou Airlines	262,324	—	86,262	—
Zhuhai Airlines	120,006	—	75,023	762
Guizhou Airlines	254,790	—	65,238	—
Chongqing Airlines	82,449	—	68,681	—
Henan Airlines	388,210	—	63,142	—
Zhuhai Xiang Yi Aviation Technology Co., Ltd.	132,088	—	68,902

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

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. In doing so, we need to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

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

Income tax

Deferred tax assets associated with tax losses are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. In determining the forecast of future taxable profits, significant judgements are required on the accounting estimates which are based on the assumptions relating to traffic revenue growth rates and related operating costs growth rates, among which, operating costs consist of jet fuel costs, landing and navigation fees, maintenance expenses, payroll and welfare. Different estimates could significantly affect the recognition of deferred tax assets associated with tax losses.

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

COVID-19 Pandemic

The COVID-19 pandemic, along with the measures governments and private organizations worldwide have implemented in an attempt to contain the spread of this pandemic, resulted in a severe decline in demand for both domestic and international air travel since 2020, which in turn has adversely affected our business, results of operations and financial condition. We responded proactively to the pandemic to mitigate its effects on our business by taking various measures, including reducing capacity, delaying the delivery of new aircraft, seizing market opportunities to adopt various measures to increase passenger and freight revenue, and implementing expense management to better align our cost with our reduced schedule. Despite these steps, the cost-saving measures we implemented since 2020 have not entirely offset the loss in revenues as a result of decreased ticket sales due to the pandemic. The Company recorded a loss in the operating results of RMB22,542 million for the year 2022.

Since December 2022, the Chinese government has modified its COVID-19 control policy, and most of the travel restrictions and quarantine requirements have been lifted. On January 8, 2023, CAAC removed the restrictions on international flights from and to China and limitations on the number of international routes and flights each airline in China could operate. We have seen our recovery from the impact of the COVID-19 pandemic for both domestic and international markets, but we are not able to predict the pace of such recovery. The impact of COVID-19 pandemic on us in the future will depend on future developments which are highly unpredictable and beyond our control, such as the frequency, duration and severity of the resurgence of COVID-19 and the emergence of new variants, as well as the measures that may be taken by governments around the world in response to these developments, the impact of the pandemic on the global economy and the measures taken by governments to stimulate the general economy. Therefore, we cannot guarantee that the pandemic will not continue to have an adverse effect on our business and results of operations in the future, which may be material. See Item 3. Key Information – D. Risk Factors – “The outbreak and global spread of the COVID-19 pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business” and Item 4. Information of the Company – B. Business Overview – “Impact of the COVID-19 Pandemic” for additional discussion regarding the impact of the COVID-19 pandemic on our operation results and financial condition.

Financial and operating leverage

Like most airlines, we are subject to a high degree of financial and operating leverage. A significant percentage of our operating expenses are fixed costs that do not vary proportionally with our yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labor costs for flight crew, cabin crew and ground personnel. Thus, a decrease in our yields or load factors could have a material adverse effect on our results of operations. In addition, certain of these expenses, primarily financing costs and labor costs and depreciations do not vary proportionally with the number of flights flown. Thus, even a minor change in aircraft utilization rates may affect our results of operations. We are and will continue to be highly leveraged with substantial liabilities denominated in foreign currencies and, accordingly, the results of our operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar. A net exchange loss of RMB3,619 million was recorded in 2022, primarily attributable to the translation of balances of lease liabilities which are denominated in USD.

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

Seasonality

Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second half of the year than in the first half of the year due to the greater demand for air travel during the summer months, although such traditional seasonal trends have been disrupted during the period from 2020 to 2022 due to the significantly reduced travel demand resulting from the COVID-19 pandemic. In 2022, our airline revenue was higher in the second half of the year than in the first half of the year as there have been more outbreaks of COVID-19 which resulted in restriction on travel during the first half of the year. See “Item 3. Key Information – Risk Factors – Our results of operations tend to be volatile and fluctuate due to seasonality” for additional discussion.

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

Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,			2022 vs. 2021% increase	2021 vs. 2020% increase
Traffic	2022	2021	2020	(decrease)	(decrease)
RPK (million)
Domestic	96,988.77	148,223.63	140,135.20	(34.57)	5.77
Regional	175.05	152.48	239.14	14.80	(36.24)
International	4,913.87	4,050.18	13,065.78	21.32	(69.00)
Total	102,077.70	152,426.29	153,440.11	(33.03)	(0.66)
RTK (million)
Domestic	9,593.64	14,389.54	13,720.92	(33.33)	4.87
Regional	22.86	25.48	30.19	(10.30)	(15.60)
International	6,767.24	6,793.68	7,053.76	(0.39)	(3.69)
Total	16,383.74	21,208.71	20,804.88	(22.75)	1.94
Passengers carried (thousand)
Domestic	61,666.22	97,717.02	93,911.34	(36.89)	4.05
Regional	157.23	147.75	213.22	6.42	(30.71)
International	812.62	639.89	2,731.48	26.99	(76.57)
Total	62,636.06	98,504.66	96,856.04	(36.41)	1.70
Cargo and mail carried (thousand tons)
Domestic	633.61	765.34	817.51	(17.21)	(6.38)
Regional	6.87	12.19	9.12	(43.68)	33.66
International	686.17	664.42	634.19	3.27	4.77
Total	1,326.64	1,441.95	1,460.83	(8.00)	(1.29)
Capacity
ASK (million)
Domestic	145,655.54	205,437.17	193,935.93	(29.10)	5.93
Regional	410.36	463.01	550.91	(11.37)	(15.96)
International	7,779.24	8,021.64	20,235.13	(3.02)	(60.36)
Total	153,845.14	213,921.82	214,721.97	(28.08)	(0.37)
ATK (million)
Domestic	16,139.92	23,431.06	22,182.70	(31.12)	5.63
Regional	55.49	61.20	70.71	(9.33)	(13.46)
International	10,026.34	10,025.45	11,638.87	0.01	(13.86)
Total	26,221.74	33,517.70	33,892.28	(21.77)	(1.11)

Load Factors				2022 vs. 2021 increase (decrease) Percentage points	2021 vs. 2020 increase (decrease) Percentage points
Passenger load factor (RPK/ASK) (%)
Domestic	66.59	72.15	72.26	(5.56)	(0.11)
Regional	42.66	32.93	43.41	9.72	(10.47)
International	63.17	50.49	64.57	12.68	(14.08)
Average	66.35	71.25	71.46	(4.90)	(0.21)
Overall load factor (RTK/ATK) (%)
Domestic	59.44	61.41	61.85	(1.97)	(0.44)
Regional	41.20	41.64	42.70	(0.44)	(1.06)
International	67.49	67.76	60.61	(0.27)	7.16
Average	62.48	63.28	61.39	(0.79)	1.89

Yield				2022 vs. 2021% increase	2021 vs. 2020% increase
Yield per RPK (RMB)				(decrease)	(decrease)
Domestic	0.51	0.46	0.41	10.87	12.20
Regional	2.66	1.46	1.05	82.19	39.05
International	2.00	1.61	0.96	24.22	67.71
Average	0.59	0.49	0.46	20.41	6.52
Yield per RTK (RMB)
Domestic	5.33	4.88	4.34	9.22	12.44
Regional	24.23	15.23	11.06	59.09	37.70
International	4.32	3.64	3.84	18.68	(5.21)
Average	4.94	4.49	4.18	10.02	7.42
Financial
Passenger revenue (RMB million)
Domestic	49,723	68,656	57,793	(27.58)	18.80
Regional	466	223	251	108.97	(11.16)
International	9,828	6,513	12,490	50.90	(47.85)
Total	60,017	75,392	70,534	(20.39)	6.89
Cargo and mail revenue (RMB million)	20,884	19,887	16,493	5.01	20.58

A. OPERATING RESULTS

The following discussion is based on our historical results of operations. Because of the factors discussed above, our results of operations may not be indicative of our future operating performance.

2022 compared with 2021

Net loss attributable to equity shareholders of the Company of RMB32,699 million was recorded in 2022 as compared to net loss attributable to equity shareholders of the Company of RMB12,106 million in 2021. The Group’s total operating revenue decreased by RMB14,585 million or 14.35% from RMB101,644 million in 2021 to RMB87,059 million in 2022. Passenger load factor decreased by 4.90 percentage point from 71.25% in 2021 to 66.35% in 2022. Yield per RPK increased by 20.41% from RMB0.49 in 2021 to RMB0.59 in 2022. Yield per RTK increased by 10.02% from RMB4.49 in 2021 to RMB4.94 in 2022. Operating expenses decreased by RMB1,078 million or 0.93% from RMB116,340 million in 2021 to RMB115,262 million in 2022. As a result of multiple adverse factors, including the impact of the COVID-19 pandemic on the aviation industry, an operating loss of RMB22,542 million was recorded in 2022 as compared to an operating loss of RMB9,929 million recorded in 2021.

Operating Revenue

The following table sets forth operating revenue for the years indicated:

	2022		2021
	Operating revenue RMB million	Percentage %	Operating revenue RMB million	Percentage %	Changes in revenue %
Traffic revenue	80,901	92.93	95,279	93.74	(15.09)
Including: Passenger revenue	60,017		75,392		(20.39)
– Domestic	49,723		68,656		(27.58)
– Hong Kong, Macau and Taiwan	466		223		108.97
– International	9,828		6,513		50.90
Cargo and mail revenue	20,884		19,887		5.01
Other operating revenue	6,158	7.07	6,365	6.26	(3.25)
Mainly including:
Commission income	2,073		2,677		(22.56)
Cargo handling income	1,123		864		29.98
Ground services income	282		326		(13.50)
General aviation income	431		572		(24.65)
Hotel and tour operation income	497		538		(7.62)
Total operating revenue	87,059	100.00	101,644	100.00	(14.35)

	2022		2021
	Traffic revenue RMB million	Percentage %	Traffic revenue RMB million	Percentage %	Changes in traffic revenue %
Passenger revenue	60,017	74.19	75,392	79.13	(20.39)
Cargo and mail revenue	20,884	25.81	19,887	20.87	5.01
Traffic revenue	80,901	100.00	95,279	100.00	(15.09)

	2022		2021
	Passenger revenue RMB million	Percentage %	Passenger revenue RMB million	Percentage %	Changes in passenger revenue %
Domestic	49,723	82.85	68,656	91.07	(27.58)
Hong Kong, Macau and Taiwan	466	0.78	223	0.30	108.97
International	9,828	16.38	6,513	8.63	50.90
Total	60,017	100.00	75,392	100.00	(20.39)

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 93.74% and 92.93% of the total operating revenue in 2021 and 2022, respectively. Passenger revenue and cargo and mail revenue accounted for 74.19% and 25.81%, respectively, of the total traffic revenue in 2022. During the reporting period, the Group’s total traffic revenue was RMB80,901 million, representing a decrease of RMB14,378 million or 15.09% from prior year, mainly because of the decrease in passenger revenue. The other operating revenue of the Group is mainly derived from commission income, cargo handling income, ground services income, general aviation income and hotel and tour operation income.

The decrease in operating revenue was primarily due to a decrease in passenger revenue by 20.39% from RMB 75,392 million in 2021 to RMB60,017 million in 2022. The total number of passengers carried decreased by 36.41% from 98.50 million passengers in 2021 to 62.64 million passengers in 2022. RPKs decreased by 33.03% from 152,426 million in 2021 to 102,078 million in 2022, mainly due to the impact of the travel restrictions.

Domestic passenger revenue, which accounted for 82.85% of the total passenger revenue in 2022, decreased by 27.58% from RMB 68,656 million in 2021 to RMB49,723 million in 2022 mainly due to the decreased demand for domestic air travel resulting from COVID-19 prevention policies in the PRC and the number of passengers carried by domestic flight decreased by 36.89% as compared to 2021. Domestic passenger traffic in RPKs decreased by 34.57%, while passenger capacity in ASKs decreased by 29.10%, resulting in a decrease in passenger load factor by 5.56 percentage points from 72.15% in 2021 to 66.59% in 2022. Yield per RPK increased by 10.87% from RMB0.46 in 2021 to RMB0.51 in 2022.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 0.78% of total passenger revenue, increased by 108.97% from RMB 223 million in 2021 to RMB466 million in 2022, primarily due to the travel restrictions resulting from the COVID-19 pandemic. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 14.80%, while passenger capacity in ASKs decreased by 11.37%, resulting in an increase in passenger load factor by 9.72 percentage points from 32.93% in 2021 to 42.66% in 2022. Passenger yield per RPK increased by 82.19% from RMB 1.46 in 2021 to RMB2.66 in 2022.

International passenger revenue, which accounted for 16.38% of total passenger revenue, increased by 50.90% from RMB6,513 million in 2021 to RMB9,828 million in 2022, primarily due to the increase in number of passengers carried. For international flights, passenger traffic in RPKs increased by 21.32%, while passenger capacity in ASKs decreased by 3.02%, resulting in an increase in passenger load factor by 12.68 percentage points from 50.49% in 2021 to 63.17% in 2022. Passenger yield per RPK increased by 24.22% from RMB1.61 in 2021 to RMB2.00 in 2022.

Cargo and mail revenue, which accounted for 25.81% of the Group’s total traffic revenue and 23.99% of total operating revenue, increased by 5.01% from RMB19,887 million in 2021 to RMB20,884 million in 2022. The increase was mainly attributable to the increase in demand for freight, especially international freight.

Other operating revenue decreased by 3.25% from RMB6,365 million in 2021 to RMB6,158 million in 2022, remaining at generally the same level as compared to 2021.

Operating Expenses

Total operating expenses in 2022 amounted to RMB115,262 million, representing a decrease of RMB1,078 million or 0.93% compared to that of 2021. Total operating expenses as a percentage of total operating revenue increased from 114.46% in 2021 to 132.40% in 2022.

The table below sets forth our operating expenses for the years indicated:

	2022		2021
	Operating expenses RMB million	Percentage %	Operating expenses RMB	Percentage %	Changes in Operating expenses %
Flight operation expenses	51,241	44.46	45,569	39.17	12.45
Mainly including:
Jet fuel costs	32,669		25,505		28.09
Aircraft operating lease charges	791		920		(14.02)
Flight personnel payroll and welfare	10,602		10,763		(1.5)
Maintenance expenses	11,224	9.74	12,162	10.45	(7.71)
Aircraft and transportation service expenses	17,506	15.19	21,147	18.18	(17.22)
Promotion and selling expenses	4,355	3.78	4,705	4.04	(7.44)
General and administrative expenses	3,511	3.05	3,663	3.15	(4.15)
Depreciation and amortization	24,266	21.05	24,241	20.84	0.10
Impairment losses on property, plant and equipment and right-of-use assets	449	0.39	2,597	2.23	(82.71)
Hotel and tour operation expenses	418	0.36	423	0.36	(1.18)
External air catering service expenses	343	0.30	368	0.32	(6.79)
Financial institution charges	72	0.06	74	0.06	(2.7)
Cargo handling expenses	537	0.46	398	0.34	34.92
Others	1,340	1.16	993	0.86	34.94
Total operating expenses	115,262	100.00	116,340	100.00	(0.93)

Flight operation expenses, which accounted for 44.46% of total operating expenses, increased by 12.45% from RMB45,569 million in 2021 to RMB 51,241 million in 2022, mainly resulting from the increase of jet fuel cost, which increased by 28.09% from RMB25,505 million in 2021 to RMB 32,669 million in 2022. The increase in jet fuel cost was caused by the increase in jet fuel price in 2022.

Maintenance expenses, which accounted for 9.74% of total operating expenses, decreased by 7.71% from RMB12,162 million in 2021 to RMB11,224 million in 2022, due to the decrease of flight volume.

Aircraft and transportation service expenses, which accounted for 15.19% of total operating expenses, decreased by 17.22% from RMB21,147 million in 2021 to RMB17,506 million in 2022. The decrease was primarily due to a decrease in the amounts of take-off and landing and navigation fees.

Promotion and selling expenses, which accounted for 3.78% of total operating expenses, decreased by 7.44% from RMB4,705 million in 2021 to RMB4,355 million in 2022.

General and administrative expenses, which accounted for 3.05% of the total operating expenses, remained at generally the same level as compared to 2021.

Depreciation and amortization, which accounted for 21.05% of the total operating expenses, remained at generally the same level as compared to 2021.

Impairment losses on property, plant and equipment, right-of-use assets and other assets, which accounted for 0.39% of the total operating expenses, decreased by 82.71% from RMB2,597 million in 2021 to RMB449 million in 2022, mainly due to the decrease of impairment provision for aircraft and related equipment.

Operating Loss

Operating loss of RMB22,542 million was recorded in 2022 as compared to an operating loss of RMB9,929 million in 2021.

Other Net Income

Other net income increased by RMB894 million from RMB4,767 million in 2021 to RMB5,661 million in 2022, mainly due to an increase in government subsidies.

Interest Expense and Net Exchange Gain/(Loss)

Interest expense decreased by RMB196 million from RMB 6,202 million in 2021 to RMB6,006 million in 2022, mainly due to the decrease in interest expense on lease liabilities.

Net exchange loss of RMB3,619 million was recorded in 2022, as compared with a net exchange gain of RMB1,575 million in 2021. Net exchange loss was primarily attributable to exchange differences arising from the lease liabilities denominated in USD, along with the depreciation of Renminbi against the U.S. dollar.

Income Tax

Income tax expense of RMB2,166 million was recorded in 2022 as compared to an income tax credit of RMB2,894 million in 2021, mainly due to the increase in accumulated tax losses not recognized as deferred tax assets. The effective tax rate in 2022 was 6.87% as compared to 20.81% in 2021.

2021 compared with 2020

For a discussion of the comparison of our results of operation between 2020 and 2021, please see the section headed “Item 5. Operating and Financial Review and Prospects: A. Operating Results” in the Annual Report for the fiscal year ended December 31, 2021 on the Form 20-F filed with the Securities and Exchange Commission on April 28, 2022.

B. LIQUIDITY AND CAPITAL RESOURCES

Generally, we meet our working capital and capital expenditure requirements through cash from our operations, the proceeds from issuance of bonds, the proceeds of certain long-term and short-term bank loans and lease financing.

As of December 31, 2022, we had banking facilities with several PRC commercial banks for providing loan financing of up to approximately RMB320,530 million to our Group. As of December 31, 2022, approximately RMB223,729 million was unutilized. As of December 31, 2022 and 2021, our cash and cash equivalents were RMB19,889million and RMB21,456 million, respectively.

Net cash outflow from operating activities in 2022 amounted to RMB2,450 million. Net cash generated from operating activities in 2021 and 2020 amounted to RMB7,688 million and RMB2,698 million, respectively. Our Group’s operating cash inflows are primarily derived from the provision of air transportation and related services to customers. Operating cash outflows are primarily related to the recurring operating expenses, including flight operation, maintenance, aircraft and transportation services, and others. The Group recorded a net cash outflow of RMB2,450 million from operating activities in 2022 while the Group recorded a net cash inflow of RMB7,688 million in 2021, primarily due to the decline in passenger volume and the increase in fuel costs in the reporting period.

Net cash used in investing activities in 2022, 2021 and 2020 were RMB5,851 million, RMB15,820 million and RMB8,049 million, respectively. Cash capital expenditures in 2022, 2021 and 2020 were RMB11,696 million, RMB17,137 million and RMB11,061 million, respectively. Net cash used in investing activities decreased from RMB15,820 million in 2021 to RMB5,851 million in 2022, primarily representing the decrease in the purchase of aircrafts and the increase in the proceeds from disposal of long-term assets.

Net cash generated from financing activities were RMB6,658 million in 2022, as compared to net cash generated from financing activities of RMB4,186 million in 2021. Net cash inflow from borrowings and repayments of borrowings amounted to RMB23,370 million in 2022, while net cash inflow from borrowings and repayments of borrowings amounted to RMB25,324 million in 2021. The borrowings were used for capital expenditures and general working capital. Capital element of lease rentals paid was RMB21,960 million in 2022 and RMB21,613 million in 2021, respectively.

Net cash generated in financing activities amounted to RMB RMB28,945 million in 2020. Net cash inflow from borrowings and repayments of borrowings amounted to RMB30,085 million in 2020. The borrowings were used for capital expenditures and general working capital. Repayment of capital leases amounted to RMB RMB20,670 million in 2020, resulting from the increase of aircraft acquisitions under capital leases.

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

On February 21, 2019, we issued the first tranche of 2019 corporate bonds with an aggregate nominal value of RMB3,000 million at an interest rate of 3.45% per annum. On May 16, 2019, we issued the second tranche of 2019 corporate bonds with an aggregate nominal value of RMB2,000 million at an interest rate of 3.72% per annum. On November 20, 2019, Xiamen Airlines issued the first tranche of 2019 corporate bonds with an aggregate nominal value of RMB1,500 million at an interest rate of 3.58% per annum. On March 16, 2020, Xiamen Airlines issued the first tranche of 2020 corporate bonds with an aggregate nominal value of RMB1,000 million at an interest rate of 2.95% per annum. The 2019 and 2020 corporate bonds mature in three years. On February 22, 2022, we fully settled the principal and interest of the first tranche of 2019 corporate bonds. On May 17, 2022, we fully settled the principal and interest of the second tranche of 2019 corporate bonds. The proceeds from the issuance of the corporate bonds will be used to replenish working capital and repay corporate debts.

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

In October 2020, we issued a total of 160,000,000 bonds convertible to A Shares, with a nominal value of RMB100 each and an aggregate value amounting to RMB16,000 million. The convertible bonds were issued at nominal value and the initial conversion price was RMB6.24 per share. The bonds have a term of six years from the date of the issuance, which commences from October 15, 2020 and ends on October 14, 2026. The bonds bear an interest at the rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. If the conversion rights are not exercised in five transaction days after maturity, the bond will be redeemed at 106.5% of par value (including the interest for the sixth year). With effect from November 28, 2022, the conversion price was adjusted to RMB6.17 per share. As of December 31, 2022, a total of 101,035,990 bonds had been converted into 1,619,166,428 A Shares. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds from the A Shares Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilized proceeds as of December 31, 2022 (RMB)	Unutilized proceeds as of December 31, 2022 (RMB)	Expected timeline for the use of unutilized proceeds
16,000,000,000.00	Purchasing aircraft and aviation equipment and maintenance projects	7,451,330,906.36	3,092,044,501.64	On or before December 31, 2023
	Introduction of spare engines	636,228,511.72	—	Not applicable
	Supplementing working capital	4,800,000,000.00	—	Not applicable

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

On April 15, 2020, the Company issued 608,695,652 H Shares in total to Nan Lung at the issue price of HK$5.75 per H Share pursuant to the subscription agreement dated October 30, 2019 entered into between the Company and Nan Lung. The net price of each new H Share issued under this H Shares issuance was HK$5.74 per H Share. The gross proceeds and the net proceeds raised from this H Shares issuance was HK$3,499,999,999 and RMB3,175,094,454.53, respectively. As at December 31, 2022, all proceeds raised from this H Shares issuance have been utilized. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

On June 18, 2020, the Company issued 2,453,434,457 A Shares in total to CSAH at the issue price of RMB5.21 per A Share pursuant to the subscription agreement dated October 30, 2019 entered into between the Company and CSAH. The net price of each new A Share issued under this A Shares issuance was RMB5.21 per A Share. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from A Shares issuance:

Gross proceeds from the A Shares Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilized proceeds as of December 31, 2022 (RMB)	Unutilized proceeds as of December 31, 2022 (RMB)	Expected timeline for the use of unutilized proceeds
12,782,393,520.97	Procurement of aircraft	8,070,415,000.31	1,205,670,313.11	On or before December 31, 2024
	Repayment of the Company’s borrowings	3,500,000,000.00	—	Not applicable

Note: The total amount of funds raised from 2020 non-public issuance of A Shares was RMB12,782,393,520.97. After deducting the underwriting expenses of RMB2,000,000.00 (including VAT), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (including VAT) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB12,776,085,313.42.

On August 10, 2022, the Company issued 368,852,459 H Shares in total to Nan Lung at the issue price of HK$4.88 per H Share pursuant to the subscription agreement dated October, 29 2021 entered into between the Company and Nan Lung. The net price of each new H Share issued under this H Shares issuance was HK$4.88 per H Share. The gross proceeds and the net proceeds raised from this H Shares issuance were HK$1,799,999,999.92 and HKD1,548,883,622.02, respectively. As at December 31, 2022, all proceeds raised from this H Shares issuance have been fully utilized. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

On November 24, 2022, the Company issued 803,571,428 A Shares in total to Nan Lung at the issue price of RMB5.60 per A Share pursuant to the subscription agreement dated October 29, 2021 entered into between the Company and Nan Lung. The net price of each new A Share issued under this A Shares issuance was RMB5.60 per A Share. The gross proceeds and the net proceeds raised from the 2022 A Share Issuance was RMB4,499,999,996.80 and RMB4,496,003,317.09, respectively. As at 31 December 2022, all proceeds raised from the 2022 A Share Issuance have been fully utilized. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

As of December 31, 2022, our aggregate long-term borrowings and lease liabilities (including borrowings and lease liabilities due within one year) were RMB148,332 million, among which RMB40,925 million, RMB31,579 million, RMB26,551 million, RMB17,086 million and RMB32,191 million, respectively, is due in 2023, 2024, 2025, 2026 and thereafter. Lease liabilities are mainly denominated in U.S. dollars, Euro and Japanese Yen. In the normal course of business, we are exposed to fluctuations in foreign currency exchange. Our exposure to foreign currency exchange primarily resulted from our foreign currency liabilities. Depreciation or appreciation of the Renminbi against foreign currencies affects our results significantly because our foreign currency liabilities generally exceed our foreign currency assets. We are not able to hedge our foreign currency exposure effectively other than by retaining our foreign currency denominated earnings and receipts to the extent permitted by the SAFE, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorized banks.

As of December 31, 2022, our short-term bank loans amounted to RMB53,674million, and our weighted average interest rate on short-term bank loans was 2.16% per annum. As of December 31, 2022, our outstanding ultra-short-term financing bills were RMB12,536million. The primary use of the proceeds of our short-term bank loans and ultra-short-term financing bills is to finance working capital and capital expenditure needs. We have generally been able to arrange short-term borrowings with domestic banks in China as necessary and believe we can continue to obtain them based on our well-established relationships with various lenders.

As of December 31, 2022, the amounts of our lease liabilities were RMB 94,762million, predominately for aircraft, out of which RMB21,799million, RMB17,412million, RMB14,456million, RMB11,717million and RMB29,378million, respectively, is due in 2023, 2024, 2025, 2026 and thereafter.

As of December 31, 2022, we had a working capital deficit of RMB108,004 million, as compared to a working capital deficit of RMB73,124 million as of December 31, 2021. Historically, we operated in a negative working capital position, relying on cash inflow from operating activities, proceeds from ultra short-term financing bills and short-term bank loans to meet our short-term liquidity and working capital needs. In 2021, 2022 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflows from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditure. As of December 31, 2022, we had banking facilities with several PRC commercial banks for providing loan financing up to approximately RMB320,530 million, of which approximately RMB223,729 million was unutilized, whereas in 2021, we received loan financing up to approximately RMB295,683 million, of which RMB204,051 million was unutilized.

As we are subject to a high degree of operating leverage, a minor decrease in our yield and/or load factor could result in a significant decrease in our operating revenue and hence our operating cash flows. This could occur when competition among Chinese airlines increases or where PRC aviation demand decreases. Similarly, a minor increase in the jet fuel prices, particularly in the domestic market, could result in a significant increase in our operating expenses and hence a significant decrease in our operating cash flows. This could be caused by fluctuations in supply and demand in international oil market. Certain of our Group’s banking facilities are subject to the fulfilment of covenants relating to our Group’s certain financial ratios, as are commonly found in lending arrangements with financial institutions. If our Group was to breach the covenants, the drawn down facilities would become payable on demand. We regularly monitor its compliance with these covenants. In 2021, our Group complied with all financial covenants attached to certain of our borrowings. As at December 31, 2022, for short-term borrowings with an aggregate amount of RMB27,400 million, the loan covenants relating to certain financial ratios were breached. Our Group has obtained waiver from the respective financial institution, pursuant to which, the financial institution will not require us to repay the borrowings until the due dates, and will maintain the credit facilities granted to us. In addition, as we are subject to a high degree of financial leverage, an adverse change in our operating cash flows could adversely affect our financial health and hence weaken our ability to obtain additional loans and lease facilities and to renew our short-term bank loans facilities as they fall due.

As of December 31, 2022, we had capital commitments as follows:

	2023	2024	2025	2026	2027 and onwards	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Acquisition of aircraft and related equipment	33,968	23,795	21,306	16,289	1,971	97,329
Others	3,718	2,560	1,271	1,171	595	9,315
Total capital commitments	37,686	26,355	22,577	17,460	2,566	106,644

Others mainly represent airport and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of December 31, 2022, our cash and cash equivalents amounted to RMB19,889million, and 10.18% of which were denominated in U.S. Dollars, Hong Kong Dollars, Euro, Japanese Yen and other foreign currencies.

In view of the unutilized bank facilities of RMB223,729 million, we believe that our sources of liquidity are sufficient to meet our cash requirements for at least the next 12 months. However, additional cash may be required due to changing business conditions or other future developments, including any investments or acquisitions that we may decide to pursue.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

None.

D. TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors, senior management and supervisors. There were certain changes in our directors, senior management and supervisors as of March 31, 2023, details of which are set forth below.

Name	Position	Gender	Age
Ma Xulun Han Wensheng	Chairman of the Board and Executive Director Vice Chairman of the Board, Executive Director and President	Male Male	58 56

Luo Laijun	Executive Director	Male	51
Liu Changle	Independent Non-executive Director	Male	71
Gu Huizhong	Independent Non-executive Director	Male	66
Guo Wei	Independent Non-executive Director	Male	60
Cai Hongping	Independent Non-executive Director	Male	68
Ren Jidong	Chairman of the Supervisory Committee, Supervisor	Male	58
Lin Xiaochun	Supervisor	Male	51
Yang Bin	Supervisor	Male	54
Wu Yingxiang	Executive Vice President	Female	49
Yao Yong	Executive Vice President, Chief Accountant and Chief Financial Officer	Male	53
Gao Fei	Executive Vice President	Male	46
Wu Rongxin (1)	Executive Vice President	Male	51
Chen Weihua	Chief Legal Adviser, Joint Company Secretary and Secretary to the Board	Male	56
Liu Wei	Joint Company Secretary	Male	65
Li Shaobin	Chief Training Officer	Male	58
Xie Bing (2)	Chief Economist	Male	49
Wang Renjie	Chief Pilot	Male	58
Zhu Hailong	Chief Operation Officer	Male	59
Li Zhigang	Chief Engineer	Male	54
Li Ye	Chief Operation Officer (Flight Safety)	Male	50

(1)	Wu Rongxin ceased to be Chief Engineer since August 30, 2022.
(2)	Xie Bing ceased to be Company Secretary and Secretary to the Board since September 22, 2022.

Directors

Ma Xulun, male, born in July 1964 (aged 58), graduated from the School of Mechanical Science & Engineering of Huazhong University of Science & Technology, majoring in industrial engineering. He has a master’s degree of engineering and is a certified public accountant and a member of the Chinese Communist Party. He started his career in August 1984. He has been the Vice President of China National Materials Storage and Transportation Corporation, the Deputy Director General of the Finance Department of the CAAC, the Vice President and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as the Vice President of general affairs and the Deputy Party Secretary of Air China Corporation Limited in October 2002; and served as a director, the President and the Deputy Party Secretary of Air China Limited in September 2004. He served as a Party Member of China National Aviation Holding Company and a Director, the President and the Deputy Party Secretary of Air China Limited in December 2004, and the Vice President and a Party Member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as the Deputy Party Secretary of China Eastern Air Holding Company and the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited. He served as the Secretary to the Party Committee and the Vice President of China Eastern Air Holding Company and the President of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as a Director, the President and the Deputy Party Secretary of China Eastern Air Holding Company, and the Vice Chairman, the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited in December 2016. In February 2019, he served as the Director, the President and the Deputy Party Secretary of CSAH. In March 2019, he acted as the President of the Company. In May 2019, he acted as the Vice Chairman of the Company. Since December 2020, he has served as the President and Party Secretary of CSAH and Chairman and President of the Company. Currently, he also acts as the vice chairman of China Chamber of International Commerce, member of China Council for the Promotion of International Trade and director of the board of International Air Transport Association.

Han Wensheng, male, born in January 1967 (aged 56), graduated from the Management Department of Tianjin University, majoring in engineering management, with qualification of a master’s degree, a member of the Chinese Communist Party. He obtained a master’s degree of Engineering and is an economist. He began his career in August 1987. He served as the Deputy Director General of Cadre Training Center of the Company, the Director of The Research Bureau of the Company, the General Manager of the Labor Department and the Secretary of the CPC General Committee of the Company, the Deputy Director General and a member of Party Committee of the Commercial Steering Committee, the General Manager as well as the Deputy Party Secretary of the Sales and Marketing Department of the Company, and the General Manager and Deputy Party Secretary of Shanghai base. He acted as the Deputy Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and the Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as the Vice President and the Party Member of CSAH from October 2016. From November 2017, he served as the Vice President and the Party Member of CSAH and the Vice President and Party Member of the Company. He was appointed as a Director and the Deputy Party Secretary of CSAH and the Vice President of the Company in November 2018. From December 2018, he served as the Deputy Party Secretary of the Company. Since January 2019, he has served as a Director and Deputy Party Secretary of CSAH. Since May 2019, he has served as a Director of the Company. Since June 2021, he has served as the President and Vice Chairman of the Company. Since July 2021, he has served as the President of CSAH. Currently, he also acts as the deputy to the 14th National People’s Congress.

Luo Laijun, male, born in October 1971 (aged 51), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in July 1993. He served as the Manager of Finance Department in Shanghai Branch of the Company, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines in June 2003; Director of Business Assessment Office of the Company in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party Member of Financing Plan Department of the Company in November 2005; General Manager and Deputy Party Secretary of Freight Department of the Company in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of the Company in July 2012; Executive Deputy Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in November 2016; Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in August 2017; Executive Vice President and the Party Member of CSAH and Executive Vice President of the Company in March 2019; Deputy Party Secretary of CSAH, and Executive Vice President of the Company in September 2022; the Deputy Party Secretary of CSAH in November 2022; and a Director and the Deputy Party Secretary of CSAH and the Executive Director of the Company in December 2022. Currently, he also serves as a Non-executive Director of TravelSky Technology Limited, Vice President of the fifth Council of China Air Transport Association, Vice Chairman of the seventh Council of China Communications and Transportation Association, President of the Party School of CSAH, and the standing committee member of the 13th session of Guangdong Provincial Committee of Chinese People’s Political Consultative Conference, or the PCC (Deputy Director of the Foreign and Overseas Chinese Affairs Committee).

Liu Changle, male, born in November 1951 (aged 71), graduated from the Communication University of China with Bachelor’s degree. He was conferred an honorary doctoral degree in literature by the City University of Hong Kong and an honorary doctoral degree in management sciences by the University of South China. Liu Chang Le founded Phoenix Satellite Television in 1996. He had been the Executive Director, Chairman and Chief Executive Officer of Phoenix Media Investment (Holdings) Limited. Liu Chang Le was a member of the PCC and a member of the Tenth and Eleventh National Committee of the PCC. He served as the Vice Chairman of the Subcommittee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the PCC, and served as a member of Standing Committee of the Twelfth National Committee of the PCC and a member of the Standing Committee of the Thirteenth National Committee. Liu Chang Le was an Independent Non-executive Director of the Company from December 2011 to December 2017. Mr. Liu Chang Le has been serving as an Independent Non-executive Director of the Company since April 2021.

Gu Huizhong, male, born in November 1956 (aged 66), graduated from Zhengzhou University of Aeronautics and holds a Master’s degree. He graduated with a Master’s degree from Beihang University majoring in International Finance and is a senior accountant at a professor level. Gu is a Chinese Communist Party member and began his career in 1974. He served as the Deputy Chief and Chief of the General Office of Financial Division of Aviation Industry Department, the Director of International Affairs Financial Division of Aviation Industry Corporation of China, the General Manager of Zhongzhen Accounting Consultative Corporation, the Vice Director-General of Financial Department of Aviation Industry Corporation of China and the Deputy Director-General of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of Party Leadership Group and the Vice President of NO.1 Aviation Industry Corporation of China. From February 2005 to August 2008, he acted as a member of the Party Leadership Group, the Vice President and the Chief Accountant of No.1 Aviation Industry Corporation of China. From August 2008 to January 2017, he acted as a member of Party Leadership Group, the Vice President and the Chief Accountant of Aviation Industry Corporation of China. He acted as the Chairman of AVIC I International Leasing the Chairman of AVIC I Financial Co., Ltd., the Chairman of CATIC International Holdings Limited, the Chairman of AVIC Capital Co., and the Chairman of AVIC International Vanke Company Limited. Currently, he is serving as an external director of Ansteel Group and the Vice Chairman of the Accounting Society of China. He has been serving as an Independent Non-executive Director of the Company since December 2017.

Guo Wei, male, born in February 1963 (aged 60), holds a Master’s degree. He graduated from the University of Science and Technology of China. Mr. Guo is a senior engineer and a Chinese Communist Party member. He began his career in 1988. Mr. Guo served as Executive Director and the Senior Vice President of the Lenovo Group. Currently, he is the Executive Director, Chairman of the Board of Directors and Chief Executive Officer of Digital China Holdings Limited, the Chairman of Digital China Group Co., Ltd and the Chairman of Digital China Information Service Co., Ltd. In addition, Mr. Guo also served in a number of positions, such as a member of the Eleventh and Twelfth National Committee of the PCC, a member of the Fourth Committee of the Advisory Committee for State Informatization, the first President of China Strategic Alliance of Smart City Industrial and Technology Innovation, the Vice President of Digital China Industry Alliance and the Vice President of the Society of Management Science of China. Mr. Guo was an Independent Non-executive Director of the Company from June 2015 to December 2017. He has been serving as an Independent Non-executive Director of the Company since April 2021.

Cai Hong Ping, male, born in December 1954 (aged 68), graduated from Fudan University with a bachelor’s degree in journalism. He served as the Office Director of Sinopec Shanghai Petrochemical Company Limited, a member of the Steering Group for Overseas Listing of Chinese Enterprises under the State Commission for Restructuring the Economic System of the State Council and Chairman of the Joint Meeting of Secretaries of the Boards of Directors of Chinese H-share Companies, Managing Director of Peregrine Investment Bank, Chairman of SBC (Asia), and Chairman of Deutsche Bank (Asia). He is currently the Chairman of Asia-Germany Industrial Promotion Capital, and the independent Director of China Eastern Airlines Corporation Limited, Shanghai Pudong Development Bank Co., LTD., and BYD Company Limited, as well as a supervisor of China Merchants Bank Company Limited. Mr. Cai served as an independent non-executive director of the Company since 28 December 2022.

Supervisors

Ren Jidong, male, born in January 1965 (aged 58), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor’s degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer and a member of the Chinese Communist Party. Mr. Ren began his career in August 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005, a member of the Standing Committee of the CPC of the Company from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from March 2005, a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of the Company from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from May 2009, the Executive Vice President of the Company from July 2018, and the Chairman of the Labor Union of CSAH and the Company since August 2021; He served as the employees’ representative director of CSAH since November 2021 and Chairman of the Supervisory Committee of the Company since December 2021. Currently, he also acts as Vice Director General of Guangdong Lingnan Fund.

Lin Xiaochun, male, born in May 1971 (aged 51), graduated from the Peking University Law School with a Bachelor’s degree of laws, majoring in international law. He obtained his Master of Business Administration from the Beijing University of Technology and the City University of the United States and his Executive Master of Business Administration (EMBA) from the Tsinghua University School of Economics and Management. He obtained qualifications as an Enterprise Legal Adviser and a corporate lawyer, and is a member of the Chinese Communist Party. He began his career in July 1995. He served as the Deputy Director of the legal department of the Company in October 2006, the Deputy General Manager of the legal department of the Company in January 2009, the Deputy Director of the legal department of CSAH and the Deputy General Manager of the legal department of the Company in December 2009, the Director of the legal department of CSAH in May 2013, and the General Manager of the Laws & Standards Division of CSAH and the General Manager of the Laws & Standards Division of the Company in April 2017. He has served as a Supervisor of the Company since May 2019.

Yang Bin, male, born in September 1968 (aged 54), Master of Business Administration. He is a qualified senior accountant and a member of the Chinese Communist Party. He began his career in November 1991. He had been the Deputy General Manager and the General Manager of the Finance Department of the Company, the General Manager of the Finance Department in CSAH, the General Manager of Hunan Branch of the Company. He served as the General Manager of Audit Department in the CSAH and the Company from August 2021. He served as Supervisor of the Company since November 2021. Currently he also serves as a Supervisor of Xiamen Airlines, the Deputy Director of the Financial Audit Committee of China Air Transport Association, a member of China Association of Internal Audit, and the Vice Chairman of Guangzhou Internal Audit Association.

Senior Management

Wu Yingxiang, female, born in November 1973 (aged 49), graduated from Business Administration Department of Central South University of Technology with a bachelor’s degree, majoring in International Accounting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and she is a qualified senior accountant, a certified public accountant, a Chartered Global Management Accountant and a member of the Chinese Communist Party. Ms. Wu began her career in July 1994. She served as Assistant Director of Finance Department of China Southern Airlines (Group) Company in March 2001; vice director of Finance Department of CSAH in September 2005; director of Finance Department of CSAH in September 2012; the head of Performance Appraisal Management Department of CSAH in February 2017; the General Manager of Comprehensive Performance Appraisal Department of CSAH and the Company in April 2017; the General Manager and Deputy Party Secretary of Shantou Airlines in September 2018; Party Secretary and Deputy Director General of the Marketing Management Committee of the Company in October 2019; Party Member of CSAH in May 2020; the Executive Vice President and Party Member of CSAH as well as the Executive Vice President of the Company in June 2020. Currently, she also serves as vice chairman of China National Aviation Corporation (Hong Kong) Limited.

Yao Yong, male, born in November 1969 (aged 53), graduated from National Economics and Management College of Sichuan University with a bachelor’s degree in economics, majoring in National Economic Management. He holds a Master of Business Administration degree from University of Electronic Science and Technology of China – Webster University. He is a qualified senior accountant, senior auditor, Chartered Certified Accountant of ACCA and a member of the Chinese Communist Party. He began his career in July 1991. He acted as a member of the Capital Construction Audit Department of Sichuan Provincial Audit Department, a deputy chief member and chief member of the Fixed Assets Investment Audit Department of Sichuan Provincial Audit Department. He acted as the Director of Financial Management Department of Ertan Hydropower Development Co Ltd. in March 2003. He served as the deputy chief accountant and director of the Finance Department of Ertan Hydropower Development Co Ltd in July 2007, and the chief accountant and director of the Finance Department of Ertan Hydropower Development Co Ltd in October 2010. He served as the chief accountant of Yalong Hydro in November 2012, the Director of Finance Department of State Development and Investment Corporation (renamed as State Development & Investment Corp., Ltd. in December 2017) in June 2017. He has served as the Party Member of CSAH since March 2021, the Executive Vice President, chief accountant and Chief Financial Officer of the Company since April 2021, and the chief accountant and the Party Member of CSAH since May 2022. Currently, he also serves as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd. and Chairman of Finance Company.

Gao Fei, male, born in August 1976 (aged 46), graduated from the Flight School of Beijing Aeronautical and Space University with a bachelor’s degree in Flight Technology. He obtained a Master of Business Administration in Lingnan College, Sun Yat-sen University, and a Master of Science in Management Studies, Massachusetts Institute of Technology. Mr. Gao is a member of the Chinese Communist Party. Mr. Gao began his career in July 1998. He was the deputy General Manager of the Flight Management Division of the Company, the Vice President and a member of the Party Committee of Shenzhen Branch of the Company, and the deputy General Manager of Department of Security Supervision of CSAH, and the deputy General Manager of Department of Security Supervision of the Company. From October 2018, he has been the General Manager of Department of Security Supervision of CSAH, the General Manager of Department of Security Supervision of the Company. From December 2020, he has been the head of Chief Flight Corps Team and Deputy Party Secretary of the Company. In January 2023, he has been the Deputy General Manager and a Party Member of CSAH, and the head of Chief Flight Corps Team and Deputy Party Secretary of the Company. From February 2023, he served as the Deputy General Manager and the Party Member of CSAH and Deputy General Manager of the Company.

Wu Rongxin, male, born in January 1972 (aged 51), graduated from the China Civil Aviation Institute with a bachelor’s degree, majoring in thermal power machinery and equipment. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in July 1994. He served as Manager of Finance Department of Aircraft Engineering Department of the Company. In June 2008, he served as the Chief Financial Officer and Party Member of Guangzhou Aircraft Maintenance Engineering Co., Ltd., and Executive Vice President and Deputy Party Secretary of Guangzhou Aircraft Maintenance Engineering Co., Ltd. in April 2011. He served as Director of Planning and Investment Department of CSAH in November 2016, General Manager of Strategic Planning & Investment Division of CSAH and the Company in April 2017, General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company in March 2021, and General Manager and Deputy Party Secretary of Engineering Technology Branch (Aircraft Engineering Department) of the Company in September 2021. He has served as Chief Engineer of the Company since January 2022. From August 2022, he served as Assistant to the General Manager of CSAH, and Deputy General Manager of the Company. Currently, he also acts as Director of China Aviation Supplies Co., Ltd., Chairman of Guangzhou Aircraft Maintenance Engineering Co., Ltd., Chairman of MTU Maintenance Zhuhai Co., Ltd., and the Head of Civil Aviation Maintenance Association of China.

Chen Weihua, male, born in October 1966 (aged 56), graduated from the School of Law of Peking University with a bachelor’s degree, majoring in Law and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is an economist, a qualified lawyer in the PRC, a qualified corporate legal counselor and a member of the Chinese Communist Party. Mr. Chen began his career in July 1988. He successively served as Deputy Director of Legal Department of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Division) of the Company and China Southern Airlines (Group) Corporation. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Division of the Company from June 2004. Mr. Chen has been the Chief Legal Adviser and General Manager of the Legal Division of the Company since October 2008. He has served as Chief Legal Adviser of the Company since April 2017. Mr. Chen has been the Chief Legal Adviser and Secretary to the Board of the Company, in September 2022; He has served as Chief Compliance Officer of CSAH, Chief Legal Adviser and Secretary to the Board of the Company since December 2022. From March 2023 he served as Chief Compliance Officer, General Counsel and Secretary of the Board of Directors of CSAH, General Counsel and Secretary of the Board of directors of the Company. Currently, he also acts as Director of the Board of Xiamen Airlines , Vice President of Company Law Research Association of Guangzhou Law Society, and a member representative of the standing board of China Association for Public Companies.

Liu Wei, male, aged 65, graduated from the Northwest University of China, the China University of Political Science and Law and the University of Cambridge with a bachelor’s degree in Chinese literature, a master’s degree in law and a Ph.D. in Law, respectively. Dr. Liu also completed his Common Professional Examination (CPE) with the Manchester University in England, as well as the Postgraduate Certificate in Laws (PCLL) with the University of Hong Kong. Dr. Liu has PRC lawyer qualification and is a solicitor qualified to practice law in Hong Kong and in England. Dr. Liu is currently a partner of Jingtian & Gongcheng LLP and has extensive experience in providing effective and commercially-valuable legal services for market- leading enterprises relating to corporate finance, listing, regulatory and compliance matters. During the period from 26 November 2007 to 20 July 2015, Dr. Liu acted as a Joint Company Secretary.

Li Shaobin, male, born in April 1964 (aged 58), graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers’ College, and obtained a university degree from the Party School of the Central Committee of Communist Party of China majoring in economics and management. He is an expert of political science and a member of the Chinese Communist Party. He began his career in July 1984. He was an officer of Public Relationship Section of Political Department of the Hunan Bureau of Civil Aviation Administration, the Senior Staff Member of Publicity Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration and the Principal Staff Member of Publicity Department of the Company. He served as the Deputy Director of Publicity Department of the China Southern Airlines (Group) Company in September 1994. He had been the Director of Political Division of Flight Department of the Company from December 1999. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004. Mr. Li served as the Party Secretary and Vice President of Guangzhou Flight Operations Division of the Company from March 2006. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Executive Director of the Company since January 2013. Mr. Li served as the President and Deputy Party Secretary of the Training Centre of the Company since April 2017. Mr. Li also has been the Chief Training Officer of the Company since June 2019.

Xie Bing, male, born in September 1973 (aged 49), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master’s degree of business administration from the Management School of Jinan University, a master’s degree of business administration (international banking and finance) from the University of Birmingham, Britain and a MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist. Mr. Xie has the qualification for the Secretary to the Board of companies listed on the Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on the Stock Exchange. Mr. Xie is a fellow member and FCS of The Hong Kong Chartered Governance Institute and a member of the Chinese Communist Party. Mr. Xie began his career in July 1995. He served as the Assistant of the Secretary to the Board of the Company. Mr. Xie has been the Secretary to the Board and Deputy Director of the Secretary Office of the Company from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Secretary Office of the Company. From April 2017, he has been the Secretary to the Board of the Company, and Director of the Board Office of the Company. From September 2022, he has been the Chief Economist of the Company. For now, he also acts as the Vice Chairman, Deputy Secretary of the Party Committee and General Manager of Xiamen Airlines Co. Ltd., a Deputy to the 14th People’s Congress of Fujian Province, Deputy President of Central Enterprises Overseas Students Sodality, a Council Member of The Hong Kong Charted Governance Institute, and Vice President’s representative of China Group Companies Association.

Wang Renjie, male, born in October 1964 (aged 58), graduated from the First Air Force Flight Academy of the Chinese People’s Liberation Army with a bachelor’s degree in Aircraft Piloting and Aeronautical Theory, and obtained a master’s degree in Business Administration for Senior Executives from the School of Economics and Management of Tsinghua University. He is a first-class pilot, and a member of the Chinese Communist Party. Mr. Wang began his career in June 1983. He was the General Manager and Deputy Party Secretary of the Party Committee of Xi’an Branch of the Company, the General Manager of the Flight Management Division of CSAH and the General Manager of the Flight Management Division of the Company. He has been the Deputy Director of Operations of the Company since May 2018; and has been the Director of Operations of the Company, the Secretary of the CPC General Committee of the Laws & Standards Division of CSAH and the Secretary of the CPC General Committee of the Laws & Standards Division of the Company since September 2018. He has been the General Manager and Deputy Party Secretary of the Northern Branch of the Company since October 2019. He has been appointed as Chief Pilot of the Company since February 2023. For now, he also serves as Director and Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited.

Zhu Hailong, male, born in December 1963 (aged 59), graduated from Civil Aviation Flight College of China majoring in Aircraft Piloting and possesses post-secondary qualifications. He graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation with an on-job bachelor’s degree. Mr. Zhu holds the title of First Class Pilot and a member of the Chinese Communist Party. He began his career in January 1983. He was a pilot of the 15th Fleet of CAAC, a pilot in the Flight Department of CSA Hainan, vice-captain of the Second Squadron, leader of the B737 Squadron, the deputy general manager and general manager of the Flight Department. He served as general manager’s assistant and general manager of Haikou Flight Department in Hainan Branch of the Company. He served as deputy general manager and a member of the Party Committee of Shantou Airlines in June 2007; deputy general manager, manager of the Flight Department and a member of the Party Committee in Hubei Branch of the Company in March 2013; deputy general manager and a member of the Party Committee in Shenzhen Branch of the Company in September 2015; deputy general manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in February 2018; the head of Chief Flight Corps Team and Deputy Party Secretary of the Company in May 2018. Since December 2020, he has been the Chief Operation Officer of the Company. For now, he also acts as the Vice Chairman of the fourth Council of China Airline Pilots Association.

Li Zhigang, male, born in May 1968 (aged 54), graduated from the China Civil Aviation Institute with a master’s degree, majoring in thermal power machinery and equipment. He also obtained a master’s degree of Business Administration from Northeastern University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. Mr. Li began his career in July 1990. He has been the Director of Aircraft Maintenance Base (Aircraft Engineering Department) in Northern Branch of CSAH. From June 2006, he has been the Deputy General Manager and a member of the Party Committee of Aircraft Engineering Department and the Director of Shenyang Maintenance Base of the Company. From February 2007, he has been the Deputy General Manager of Aircraft Engineering Department, Director and Deputy Party Secretary of Shenyang Aircraft Maintenance Base of the Company. From April 2009, he has been the Deputy General Manager and a member of the Party Committee in Shenzhen Branch of the Company. From December 2016, he has been the General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company. From March 2021, he has been the Party Secretary and Deputy General Manager of the Northern Branch of the Company. From August 2022, he has served as Chief Engineer of the Company. For now, he is also a member of the board of directors of the Aircraft Competitiveness Innovation Center.

Li Ye, male, born in March 1973 (aged 50), graduated from School of Economics and Management of Beijing Aeronautical and Space University with a master’s degree in Business Administration, and a Master of Business Administration. He is a first-class pilot, and a member of the Chinese Communist Party. Mr. Li began his career in August 1995. He was the Deputy General Manager and a member of the Party Committee of Guangzhou Flight Department of the Company. From December 2017, he has been the Deputy General Manager and a member of the Party Committee of Beijing Branch of the Company. From March 2021, he has been the General Manager of Department of Security Supervision of CSAH, and the General Manger of Department of Security Supervision of the Company. From February 2023, he has been the General Manager of Department of Security Supervision of CSAH, the Chief Operation Officer (Flight Safety) and General Manager of Department of Security Supervision of the Company. Currently, he is also a member of the Security Advisory Committee of International Aviation Association.

None of our Directors, supervisors or members of our senior management was selected or chosen as a result of any arrangement or understanding with any major shareholders, customers or suppliers. None of the above Directors or Supervisors, senior management of our Company has any family relationship with any Directors, Supervisors, senior management, substantial shareholders of our Company. None of our directors or senior management owns any shares or options in our Group as of March 31, 2023.

B. COMPENSATION

The aggregate compensation paid to all Directors, Supervisors and Senior Management for 2022 was RMB13.29 million. For the year ended December 31, 2022, we paid an aggregate of approximately RMB1.69 million on behalf of our executive Directors, Supervisors and Senior Management pursuant to the pension scheme and the retirement plans operated by various municipal and provincial governments in which we participate.

Details of the remuneration of Directors and Supervisors for the year ended December 31, 2022 are set out below:

	Directors’ fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Retirement scheme contributions RMB’000	Total RMB’000
Executive Directors
Ma Xulun	—	—	—	—
Han Wensheng	—	—	—	—
Luo Laijun	—	—	—	—
Independent Non-executive Directors
Liu Changle	200	—	0	200
Gu Huizhong	200	—	0	200
Yan Yan	167	—	0	167
Guo Wei	200	—	0	200
Cai Hongping	0	—	0	0
Supervisors
Ren Jidong	—	—	—	—
Lin Xiaochun	—	687	157	844
Yang Bin	—	687	160	847
Total	767	1,374	317	2,458

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

Aviation Safety Committee

The Aviation Safety Committee comprises three members and is chaired by Ma Xulun, Chairman of the Board. The other two members are Han Wensheng, Vice Chairman of the Board and Guo Wei, an independent non-executive director.

The Aviation Safety Committee held two meetings in 2022, which were held in accordance with its rules and procedures, and considered a report on the safety production and operation plan of the Company in 2021 and the first quarter of 2022, the safety production and operation plan of the Company in 2022 and the safety work report of the Company in mid-2022.

Strategic and Investment Committee

The Strategic and Investment Committee comprises three members, Han Wensheng, Vice Chairman of the Board, Gu Huizhong, an independent non-executive Director and Cai Hongping, an independent non-executive Director. Han Wensheng is the Chairman of the Strategic and Investment Committee.

The Strategic and Investment Committee held two meeting in 2022 in accordance with its rules and procedures, and considered a report on the implementation of the major strategic investment matters of the Company.

Audit and Risk Management Committee

The Audit and Risk Management Committee consists of three independent non-executive directors. The current members of the Audit and Risk Management Committee are Gu Huizhong, Guo Wei and Cai Hongping. Gu Huizhong is the Chairman of the Audit and Risk Management Committee. A member may serve consecutive terms upon re-election. At least once a year, the committee is required to meet with our Company’s external auditors without any executive members of our Board in attendance. The Audit and Risk Management Committee held seven meetings in 2022, which were attended by all members.

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

Remuneration and Assessment Committee

The Remuneration and Assessment Committee is comprised of three members. Currently, the Remuneration and Assessment Committee is chaired by independent non-executive director Guo Wei with Han Wensheng, Vice Chairman of the Board, and Gu Huizhong, an independent non-executive director, as members. The term of office of each member is three years. A member may serve consecutive terms upon re-election. The Remuneration and Assessment Committee held two meetings in 2022, which were attended by all members. The Remuneration and Assessment Committee reviewed the resolutions including the performance contract for senior management and realization of annual remuneration of senior management.

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

The Remuneration and Assessment Committee consults, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive directors. The Remuneration and Assessment Committee is also responsible for assessing the performance of executive directors and approving the terms of the executive directors’ service contracts. The Remuneration and Assessment Committee performed all its responsibilities under its terms of reference in 2022.

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

The Nomination Committee is comprised of three members, including Gu Huizhong, an independent non-executive director, as the chairman of the committee, and Ma Xulun, the Chairman of the Board, and Liu Changle, an independent non-executive director, as members. The responsibilities of the Nomination Committee are to make recommendations to our Board in respect of the size and composition of our Board based on the operational activities, assets and shareholding structure of our Company; study the selection criteria and procedures of directors and executives and give advice to our Board; identify qualified candidates for directors and executives; and investigate and propose candidates for directors and managers and other senior management members to our Board.

In accordance with relevant laws and regulations, as well as the provisions of our Articles of Association, the Nomination Committee studies and determines the selection criteria, procedures and terms of office for directors and managers with reference to our Company’s actual situation. Any resolution made in this regard shall be filed with and proposed to our Board for approval.

The Nomination Committee held four meetings in 2022 and nominated Mr. Wu Rongxin as Chief Engineer and Deputy General Manager of the Company, Mr. Li Zhigang as Chief Engineer of the Company, Mr. Xie Bing as Chief Economist of the Company, Mr. Chen Weihua as Chief Legal Adviser and Secretary to the Board of the Company, Mr. Chen Weihua and Mr. Liu Wei as joint secretaries of the Company, Mr. Luo Laijun as candidates for Executive Director of the Company and Mr. Cai Hongping as candidates for independent Non-executive Director of the Company.

D. EMPLOYEES

As of December 31, 2020, 2021 and 2022, we had 100,431, 98,098 and 97,899 employees, respectively. The table below sets forth the number of our employees by activity as of December 31, 2022. During 2022, we employed 19,531 temporary employees.

Below is a breakdown of persons employed by main category of activity.

	Employees	% of Total
Flight	10,501	11%
Service	35,061	36%
Administration	6,862	7%
Navigational matters	1,395	1%
Maintenance	11,770	12%
Information	1,519	2%
Marketing	4,287	4%
Comprehensive	20,441	21%
Function	6,063	6%
total	97,899	100%

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

Retirement benefits

Our employees participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where our major operations are located. We are required to contribute to these schemes at rates ranging from 14% to 16% of salary costs, including certain allowances, in 2022, and from 14% to 16% in 2021. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of our Group are assumed by these schemes. We, at our sole discretion, have made certain welfare subsidy payments to these retirees.

In 2014, our Company and our major subsidiaries joined a newly defined contribution retirement scheme that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2022 was approximately RMB884 million.

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

E. SHARE OWNERSHIP

None of our directors or senior management owns any shares or options in our Company as of March 31, 2023.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATOPM

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of March 31, 2023 by all persons who are known to us to be the beneficial owners of 5.0% or more of each class of our voting securities.

Title of Shares	Identity of Person or Group	Beneficially Owned (1)	Percentage of the Respective Class of Shares (2)	Percentage of Total Shares (2)
A Shares	CSAH	9,404,468,936	69.78%	51.90%
H Shares	HKSCC Nominees Limited	1,750,872,837	37.70%	9.66%
H Shares	CSAH (3)	2,648,836,036	57.04%	14.62%
H Shares	Nan Lung Holding Limited	2,648,836,036	57.04%	14.62%
A Shares	China National Aviation Fuel Group Corporation	261,685,354	1.94%	1.44%
A Shares	Hong Kong Securities Clearing Company Limited	683,021,828	5.07%	3.77%
H Shares	American Airlines Group Inc.(4)	270,606,272	5.83%	1.49%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)

Percentage of A Shares and percentage of H Shares is based on 13,476,900,424 A Shares and 4,643,997,308 H Shares, respectively, issued as of March 31, 2023. Percentage of total shares is based on 18,120,897,732 shares issued as of March 31, 2023.

(3)

CSAH was deemed to be interested in an aggregate of 2,648,836,036 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.67% of its then total issued H Shares) and 2,617,686,036 H Shares were directly held by Nan Lung (representing approximately 56.37% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited.

(4)	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines, Inc.

Shareholders of H Shares and A Shares enjoy the same voting rights with respect to each of the H Shares and A Shares, as applicable. None of our major shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of March 6, 2023, the date on which our ADR program was terminated, there were 49 registered holders of 916,717 American Depositary Shares in the U.S., consisting of 0.99% of our outstanding H Shares. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs that were beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CSAH, which is an entity wholly-owned by the Chinese government.

B. RELATED PARTY TRANSACTIONS

CSAH is our controlling shareholder. We entered into certain transactions with CSAH and its affiliates in the year ended December 31, 2022. We also continued to carry out existing continuing transactions with CSAH and its affiliates in the year ended December 31, 2022. In particular, we believe the following arrangements are material to our operations. We believe that these arrangements have been entered into by us in the ordinary course of business and in accordance with the agreements governing such transactions. For a detailed description of our related party transactions, please see Note 50 to the consolidated financial statements.

Arrangements with CSAH

Trademark License Agreement

We entered into a ten-year trademark license agreement with CSAH on May 22, 1997, pursuant to which CSAH acknowledged that we have the right to use the name “南方航空(China Southern)” and “中国南方航空(China Southern Airlines)” in both Chinese and English, and grants us a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with our airline and airline-related businesses. Unless CSAH gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2017, the trademark license agreement entered into between us and CSAH was automatically renewed for 10 years.

Leases

We (as lessee) and CSAH or its subsidiaries (as lessor) entered into lease agreements as follows:

(1)

We and CSAH entered into an indemnification agreement dated May 22, 1997 in which CSAH agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, our right to use certain lands and buildings.

(2)

We and CSAH entered into an asset lease framework agreement on 21 December, 2020 for a term of three years commencing from January 1, 2021 to December 31, 2023 to renew lease transactions originally covered under the asset lease framework agreement dated January 26, 2018. Pursuant to such asset lease framework agreement, CSAH agreed to (i) lease certain properties, parking lots and equipment assets such as machinery equipment, transportation equipment and electronic equipment located in various cities, such as Nanyang, Wuhan, Changsha, Beijing, Urumqi, Guangzhou and Zhanjiang held by CSAH or its subsidiaries to our Company for the purposes of civil aviation and related businesses of our Company; and (ii) lease certain lands located in Nanyang, Wuhan, Guangzhou and Zhanjiang by leasing the land use rights of such lands to our Company for the purposes of civil aviation and related businesses of our Company.

The annual aggregate amount of rent payable by our Company to CSAH under the new asset lease framework agreement for each of the three years ending December 31, 2021, 2022 and 2023 is RMB346.2905 million. For the year ended December 31, 2022, the rent incurred by our Group amounted to RMB323 million pursuant to the new asset lease framework agreement.

According to IFRS 16 – “Leases”, our Group, as the lessee, shall recognize a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of our Group. The aggregate value of the right-of-use asset recognized under the proposed lease transactions contemplated under the new asset lease framework agreement is RMB935 million.

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

The amount of aggregate annual rental payable by us to CSAH under the new property and land lease framework agreement for each of the three years ending December 31, 2022 is RMB96.78 million. For the year ended December 31, 2022, the rents for property lease and land lease incurred by us under the property and land lease framework agreement amounted to RMB83 million.

According to IFRS 16 – “Leases”, we, as the lessee, shall recognize a lease as a right-of-use asset and a lease liability in our consolidated statement of financial position. The aggregate value of the right-of use asset recognized under the lease transactions under the property and land lease framework agreement is RMB259,335,413.67.

(4)

On December 28, 2022, we entered into a new property and land lease framework agreement with CSAH to renew the property and land lease framework agreement dated December 30, 2019, for a term of three years commencing from January 1, 2023 to December 31, 2025. Pursuant to such property and land lease framework agreement, CSAH has agreed to: (i) lease certain properties, facilities and other infrastructure located in various cities, such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries, to the Company for office use related to the development of civil aviation business; and (ii) lease to the Company the land use right of lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi for the purposes of civil aviation and related businesses of the Company.

The annual aggregate amount of rent payable by the Company to CSAH under the property and land lease framework agreement for each of the three years ending December 31, 2025 is RMB105.40 million.

According to IFRS 16 – “Leases”, we, as the lessee, shall recognize a lease as a right-of-use asset and a lease liability in our consolidated statement of financial position. The aggregate value of the right-of-use asset recognized under the proposed lease transactions contemplated under the property and land lease framework agreement is RMB281,086,012.70.

Southern Airlines Culture and Media Co., Ltd. (“SACM”), which is 60% owned by CSAH

We entered into a media services framework agreement on December 28, 2021 with SACM, to renew the media services provided by SACM to us under the original media service framework agreement entered into by our Company and SACM with a term of three years on December 27, 2018, for a further term of three years from January 1, 2022 to December 31, 2024. Pursuant to this agreement, SACM agrees to continue to provide us with (i) agency services for collecting, editing and distribution for our Group’s internal publicity media and platforms; (ii) exclusive advertising agency services for our Company and advertising agency services for our Company’s wholly-owned or controlled subsidiaries; (iii) agency services for the planning, procurement and production of entertainment content in the application software of our Group’s in-flight entertainment system; (iv) supply services for CSA Mall; (v) recruitment public relations services; newspaper placement services; and (vii) other media services. The service fees for media services provided by the SACM and its subsidiaries to members of our Group are determined by reference to market prices after arms-length negotiations between the parties. The market prices are determined in the following order: (a) the prices then charged by independent third parties providing similar services under normal trading conditions in or in the vicinity of the place where such services are provided; or (b) the prices then charged by independent third parties providing similar services under normal trading conditions within the PRC. Our Company will assign staff to check prices and terms offered by independent third parties for similar products or services (usually through online price comparison tools). Pursuant to the media services framework agreement, the annual caps for each of the financial years ending December 31, 2022, 2023 and 2024 were RMB240 million, RMB261 million and RMB282 million (excluding tax), respectively. For the year ended December 31, 2022, the transaction amount incurred by our Group for media services was RMB103 million.

China Southern Airlines Group Finance Company Limited (“Finance Company”), which is 51.416% owned by CSAH

(1)

On August 27, 2019, we entered into a financial services framework agreement with Finance Company to renew the financial services framework agreement dated August 29, 2016 for a term of three years commencing from January 1, 2020 to December 31, 2022. Pursuant to this financial services framework agreement, Finance Company provided to our Group, among other things, deposit services and loan services. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by our Group as well as the maximum amount of the outstanding loans provided by Finance Company to our Group (including the corresponding interests payable accrued thereon) for each of the three years ending December 31, 2022 did not exceed the cap which was set at RMB13.0 billion, RMB14.5 billion and RMB16.0 billion, respectively, on any given day. The deposit placed by our Group with Finance Company were RMB14,118 million on December 31, 2022 and did not exceed RMB16.0 billion on any given day during the year ending December 31, 2022.

(2)

On October 28, 2022, we entered into a new financial services framework agreement with Finance Company to renew the financial services provided by Finance Company to our Group under the original financial services framework agreement for a further term of three years from January 1, 2023 to December 31, 2025. Pursuant to this financial services framework agreement, Finance Company will provide to our Group, among other things, deposit services and loan services. The maximum daily deposit balance (including the relevant accrued interest) deposited by our Group and the maximum outstanding loan amount (including the relevant accrued interest payable) provided by the Finance Company to our Group at any particular date shall not exceed RMB20 billion, RMB21 billion and RMB22 billion for each of the three years ending December 31, 2023, 2024 and 2025, respectively.

China Southern Airlines Group Property Management Company Limited (“CSAGPMC”), a wholly-owned subsidiary of CSAH

On December 21, 2020, we entered into a new property management framework agreement with CSAGPMC to renew the appointment of CSAGPMC for a term of three years from January 1, 2021 to December 31, 2023 for the provision of property management and maintenance services, including (i) ensuring that our Company’s facilities in the production area, office area and living area of the old Baiyun Airport area, the China Southern Airlines building, the new Baiyun Airport and their surroundings are kept in an ideal condition and that the equipment in those areas are in normal operation; (ii) managing and carrying out maintenance in the old Baiyun Airport area, the China Southern Airlines building and their surrounding properties; (iii) managing and carrying out maintenance in the properties rented by the Company in the China Southern Airlines base and the terminal building of the new Baiyun Airport; (iv) managing and carrying out maintenance in the 110KV electrical substation in the new Baiyun Airport; (v) managing the operation of and carrying out maintenance in the high and low voltage transformer and distribution equipment in the Guangzhou freight station; and (vi) providing the water and electricity charge agency services. The annual cap for the property management framework agreement is set at RMB167 million for each of the three years ending December 31, 2023, respectively.

On February 15, 2022, CSAH completed the disposal of 95% interest in CSAGPMC to China Merchants Property Operation & Service Co., Ltd., an independent third party to the Company. Subsequent to the disposal, CSAH only holds 5% of the interest in CSAGPMC and CSAGPMC ceased to be a connected person to the Company under the HKSE Listing Rules. As such, the transactions contemplated under the Property Management Framework Agreement ceased to be a continuing connected transaction of the Company following the disposal under the HKSE Listing Rules.

During the period from January 1, 2022 to February 15, 2022, the property management and maintenance services fee incurred by our Group amounted to RMB25 million pursuant to the property management framework agreement.

CSA International Finance Leasing Co., Ltd. (the “CSA International”)

CSA International was previously wholly owned by CSAH, and became a joint venture of CSAH in 2019.

(1)

We entered into a 2020-2022 finance and lease service framework agreement with CSA International on October 10, 2019 for a term of three years commencing from January 1, 2020 to December 31, 2022, pursuant to which CSA International agreed to provide to us finance leasing service in relation to the leased aircraft, leased aircraft related assets and leased aviation related equipment and operating lease service in relation to certain aircraft, helicopters and engines.

The total rental fee (including principal and interest) and handling fee under the finance lease service related transactions are US$5,140 million, US$5,039 million and US$4,434 million for each of the three years ending December 31, 2022, respectively. Pursuant to IFRS 16, the finance lease transactions by us (including our wholly-owned or controlled subsidiaries or their wholly-owned or controlled subsidiaries) as lessee under the finance and lease service framework agreement will be recognized as right-of-use assets, and the annual caps for the finance lease for each of the three years ending December 31, 2022 under the finance and lease service framework agreement are US$3,922 million, US$3,833 million and US$3,385 million, respectively.

The total rental fee (including principal and interest) and handling fee for finance lease under the finance and lease service framework agreement was RMB4,157 million for the year ended December 31, 2022. The calculated right-of-use assets by discounting the above mentioned total rental fee (including principal and interest) and the handling fee was RMB3,579 million.

The maximum annual rental fee under the operating lease service related transactions are US$135 million, US$255 million and US$368 million for each of the three years ending December 31, 2022 respectively, and the maximum total rental fee under the operating lease transactions are US$1,385 million, US$1,213 million and US$1,201 million for each of the three years ending December 31, 2022 respectively. Pursuant to IFRS 16, the operating lease service related transactions by us as lessee under the finance and lease service framework agreement will be recognized as right-of-use assets, and the annual caps for the operating lease for each of the three years ending December 31, 2022 under the finance and lease service framework agreement are US$1,116 million, US$961 million and US$949 million, respectively.

We paid the rental fees (namely actual amount of rental fees payable to CSA International by us every year, including twelve-month rental fees for current aircraft, helicopters and engines as well as newly added aircraft, helicopters and engines during the year) of RMB517 million for the operating lease service related transactions under the finance and lease service framework agreement for the year ended December 31, 2022. The total amount of rental fees of newly added aircraft and helicopters (leased by the Company from CSA International on an annual basis under operating leases for a period of two to twelve years) and right of use assets calculated by discounting the aforementioned rental amounts were RMB1,089 million.

(2)

We entered into a 2023-2025 finance and lease service framework agreement with CSA International on October 28, 2022 for a term of three years commencing from January 1, 2023 to December 31, 2025, pursuant to which CSA International agreed to continue to provide to us finance leasing service in relation to the leased aircraft, leased aircraft related assets and leased aviation related equipment and operating lease service in relation to certain aircraft, special equipments and engines.

The total rental amount (including principal and interest) and handling fee under the finance lease service related transactions are US$4,133.27 million, US$4,132.98 million and US$3,628.68 million for each of the three years ending December 31, 2025, respectively. Pursuant to IFRS 16, the finance lease transactions by us (including our wholly-owned or controlled subsidiaries or their wholly-owned or controlled subsidiaries) as lessee under the finance and lease service framework agreement will be recognized as right-of-use assets, and the annual caps for the finance lease for each of the three years ending December 31, 2025 under the finance and lease service framework agreement are US$3,361 million, US$3,331 million and US$2,896 million, respectively.

The maximum annual rental expenses under the operating lease service related transactions are US$197 million, US$356 million and US$486 million for each of the three years ending December 31, 2025, respectively, and the maximum total rental under the operating lease transactions are US$1,524 million, US$1,436 million and US$1,119 million for the three years ending December 31, 2025, respectively. Pursuant to IFRS 16, the operating lease service related transactions by us as lessee under the finance and lease service framework agreement will be recognized as right-of-use assets, and the annual caps for the operating lease for each of the three years ending December 31, 2025 under the finance and lease service framework agreement are US$1,262 million, US$1,174 million and US$916 million, respectively.

Shenzhen Air Catering Co., Ltd. (the “SACC”), which is 50.1% owned by CSAH

We entered into a catering services framework agreement on December 28, 2021 with SACC to renew the catering services provided by SACC to our Group under the original catering services framework agreement for a term of three years, commencing from January 1, 2022 to December 31, 2024. Pursuant to the catering services framework agreement, SACC agreed to provide to our Group the in-flight meal, in-flight supply and storage management services.

Pursuant to the catering services framework agreement, the annual caps for each of the three financial years ending December 31, 2022, 2023 and 2024 are RMB200 million, RMB230 million and RMB265 million, respectively. For the year ended December 31, 2022, the service fee incurred by our Group pursuant to the catering services framework agreement was RMB57 million.

Non-Public Subscriptions for Shares

(1)

On October 30, 2019, we entered into a subscription agreement with CSAH pursuant to which CSAH agreed to subscribe in cash for not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares). On the same day, we entered into a subscription agreement with Nan Lung, pursuant to which Nan Lung agreed to subscribe in cash for not more than 613,358,614 new H Shares (including 613,358,614 H Shares). These subscription agreements were approved in our extraordinary general meeting and the respective class meetings of shareholders of A and H Shares on December 27, 2019. On April 8, 2020, the CSRC approved the issuance of H Shares to Nan Lung. On April 15, 2020, we issued 608,695,652 H Shares at a price of HK$5.75 per H Share. Immediately after completion of such issuance of H Shares, the total amount of our outstanding shares was 12,875,867,938 Shares, comprised of 4,275,144,849 issued H Shares and 8,600,723,089 issued A Shares. We received the “Acceptance Notice of the Application for Administration Permission” issued by the CSRC for the A Shares issuance on January 6, 2020. On April 24, 2020, the Issuance Examination Committee of the CSRC reviewed the application for the A Shares Issuance and informed us that our application for the A Shares issuance was approved. On May 27, 2020, we received the written approval for the A Shares issuance from the CSRC. On June 17, 2020, we completed the issuance of 2,453,434,457 A Shares to CSAH at a price of RMB5.21 per A Share. These new A Shares are subject to a 36 month lock up period from the date of the completion of such issuance. Immediately after completion of such issuance of A Shares, the total amount of our outstanding shares was 15,329,302,395 Shares, comprised of 11,054,157,546 issued A Shares and 4,275,144,849 issued H Shares.

On October 29, 2021, we entered into a subscription agreement with CSAH pursuant to which CSAH agreed to subscribe in cash for 803,571,428 new A Shares. On the same day, we entered into a subscription agreement with Nan Lung, pursuant to which Nan Lung agreed to subscribe in cash for not more than 855,028,969 new H Shares (including 855,028,969 H Shares). These subscription agreements were approved at our extraordinary general meeting on December 28, 2021.

On March 18, 2022, we announced that we received the written approval from the CSRC for the issuance of H Shares to Nan Lung. On August 10, 2022, we issued a total of 368,852,459 H Shares to Nan Lung at a price of HK$4.88 per H Share.

On October 10, 2022, we announced that we received the written approval for the A Shares issuance from the CSRC. On November 24, 2022, we completed the issuance of 803,571,428 A Shares to CSAH at a price of RMB5.60 per A Share. These new A Shares are subject to a 36 month lock up period from the date of the completion of such issuance. Immediately after completion of such issuance of A Shares, the total amount of our outstanding shares was 18,120,889,956 Shares, comprised of 13,476,892,648 issued A Shares and 4,643,997,308 issued H Shares.

Subscription for A Share Convertible Bonds

On May 14, 2020, the Board considered and approved, among others, the issuance of convertible corporate bonds in the total amount of not exceeding RMB16 billion which are convertible into new A Shares and proposed to be issued by us within the PRC (the “A Share Convertible Bonds”) and the possible subscription for the A Share Convertible Bonds by CSAH. CSAH, being our controlling Shareholder, is entitled to pre-emptive rights to subscribe for the A Share Convertible Bonds under the issuance plan of the A Share Convertible Bonds, which is compliant with the relevant laws, regulations, normative documents and the Articles of Association. The terms of the subscription for A Share Convertible Bonds by CSAH are the same as the terms and conditions which are set out in the issuance plan of the A Share Convertible Bonds. On June 30, 2020, the aforesaid proposed issuance of A Share Convertible Bonds and possible subscription for the A Share Convertible Bonds by CSAH were considered and approved at the 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares. On October 15, 2020, we completed the public issuance of 160 million A Share Convertible Bonds in the total amount of RMB16 billion with a nominal value of RMB100 each and the initial conversion price of RMB6.24 per share, out of which CSAH subscribed for 101,027,580 A Share Convertible Bonds. As of December 31, 2021, 101,034,070 A Share convertible bonds were converted to A Shares and all of the A Share convertible bonds held by CSAH were converted into A Shares on June 18, 2021.

Sichuan Airlines Co., Ltd. (“Sichuan Airline”), which is 39% owned by us

On August 30, 2019, we entered into a framework agreement on the use of facility with Sichuan Airline, pursuant to which Sichuan Airline will construct a multi-use building. Upon construction completion, Sichuan Airline will lease the building to us for a term of twenty years. The building is expected to be delivered to us by March 1, 2023.

Disposal of General Aviation Limited, which was then 57.9% owned by us

We entered into an agreement with CSAH on September 22, 2022, pursuant to which our Company agreed to sell and CSAH agreed to purchase approximately 57.9% of the equity interest in General Aviation Limited for a consideration of RMB1.18 billion. Completion of the disposal took place in September 2022. Upon completion, the Company ceased to have any interest in General Aviation Limited and General Aviation Limited ceased to be a subsidiary of our Company.

Provision of Guarantees

As of December 31, 2022, we and our subsidiaries, Xiamen Airlines and Chongqing Airlines, provided guarantees to 43 SPVs that were controlled and consolidated by us, which was approved at our general meeting. The total amount of such guarantee is US$5.37 billion.

During the reporting period, we have authorized Xiamen Airlines to provide guarantees to its subsidiaries, which are Hebei Airlines, Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 18 (Xiamen) Aircraft Lease Company Limited, or Xiamen Aircraft Lease SPVs, and Jiangxi Airlines, with an aggregate balance up to RMB9,590 million, RMB5,200 million, RMB2,600 million and RMB1,790 million or equivalent in foreign currency during the period from July 1, 2022 to June 30, 2023, respectively. As of December 31, 2022, the amount of such guarantee provided by Xiamen Airlines to Hebei Airlines, Xiamen Aircraft Lease SPVs and Jiangxi Airlines are RMB4,305 million, RMB1,703 million and RMB1,553 million, respectively.

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

Dividend Information

As the Company suffered an operating loss for year of 2022, which does not meet the conditions for profit distribution as required under the Articles of Association of the Company, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year of 2022. The abovementioned proposal is still subject to the approval of the 2022 annual general meeting of the Company.

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

During the three years of 2020 to 2022, the aggregate cash dividends the Company distributed exceed the annual average profit distributable to shareholders as shown on the Company’s consolidated financial statements. This complies with the Articles of Association, which requires that the aggregate cash dividends distributed in the last three years shall not be less than 30% of the annual average distributable profit of the Company in the last three years.

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

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The principal trading market for our Company’s H Shares is the Hong Kong Stock Exchange, and our Company’s trading code is “1055”. Our Company completed our initial public offering of H Shares on July 30, 1997. Until February 3, 2023, we had ADS, each representing 50 H Shares, listed for trading on the New York Stock Exchange. On January 23, 2023, the Company filed a Form 25 to delist its ADSs from the New York Stock Exchange. The delisting became effective on February 3, 2023, and the American Depositary Receipt facility was terminated on March 6, 2023. Our H Shares will continue to be traded on the Hong Kong Stock Exchange.

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

Objects and Purposes

Pursuant to the Article 19 of the Articles of Association, the scope of business of our Company includes: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline related business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; (14) physical examination services (15) internet retail; (16) internet life service platform (including internet travel platform, internet accommodation platform and internet retail platform); (17) concurrent-business insurance agent services: property insurance, health insurance and life insurance; (18) trade agency; (19) professional design services; (20) telecom value-added services; (21) internet advertising services; (22) other advertising services; (23) internet data services; (24) internet information services; (25) information system integration services; (26) internet of things technical services; (27) economic and business consulting services; (28) information technology consulting services; and (29) other professional consulting and investigations; all subject to approval by company registration authorities.

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

Our Company is generally required by law to sell all its foreign currency revenue to Chinese banks. Our Company may purchase foreign currency directly from Chinese banks for any current account transactions, such as trade transactions in our usual and normal course of business, including acquisition of aircraft, jet fuel and flight equipment (such acquisition requires approvals from the relevant Chinese government agencies). Payment of dividends by our Company to holders of our Company’s H Shares is also considered a current account transaction under Chinese law. Therefore, there is no legal restriction on the conversion of Renminbi into foreign currency for the purpose of paying dividends to such holders of H Shares. In addition, our Company’s Articles of Association require our Company to pay dividends to holders of our Company’s H Shares in foreign currency.

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

The PRC government has stated publicly that it intends to further liberalize its currency policy, which could result in a further and more significant change in the value of the Renminbi against the U.S. dollar. Any significant revaluation of the Renminbi may have a material adverse effect on our Company’s financial performance, and the value of, and any dividends payable on, our Company’s H Shares in foreign currency terms.

Other Limitations

There are no limitations on the right of non-resident or foreign owners to hold or vote H Shares imposed by Chinese law or by the Articles of Association or other constituent documents of our Company. However, under current Chinese law, foreign ownership of our Company may not exceed 49%.

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

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for, or the market value of, the H shares, will be payable by the purchaser on every purchase and by the seller on every sale of H shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction involving H shares). In addition, a fixed duty of HK$ 5.00 is currently payable on any instrument of transfer of H shares. If stamp duty is not paid on or before the due date, a penalty of up to 10 times the duty payable may be imposed.

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

U.S. Holders

Dividends on ADSs

Subject to the Passive Foreign Investment Company (“PFIC”) discussion below, if our Company makes distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs (without reduction for any non-U.S. tax withheld from such distribution) will generally be treated as dividend income if the distributions are made from our Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our Company’s ADSs will generally constitute qualified dividend income taxed at a preferential rate as long as our Company is treated as a “qualified foreign corporation” and is not treated as a PFIC during the taxable year in which the distribution is made or the preceding taxable year and certain conditions apply. A non-U.S. corporation generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program. The Tax Treaty as currently in effect meets these requirements. The Company believes that it is currently eligible for the benefits of the Tax Treaty, but no assurance can be given that it will be so eligible at all times. Moreover, the IRS may disagree with the Company’s conclusion. Therefore, no assurance can be given that the Company will be treated as a qualified foreign corporation for these purposes and that such preferential rates of tax will apply to dividends paid on an ADS held by a U.S. Holder.

A non-U.S. corporation that is not otherwise treated as a qualified foreign corporation will be treated as a qualified foreign corporation with respect to any dividend paid in respect of stock of a non-U.S. corporation that is readily tradable on an established securities market in the United States. We have voluntarily delisted our ADSs form the NYSE, which has become effective from February 3, 2023. Following the delisting, our ADSs can no longer be regularly traded on an established market. Accordingly, this alternative for treating our dividends as qualifying dividend income is no longer available. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

Our Company believes that we were not a PFIC for the taxable year 2022. However, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC, and no assurances can be given that we will not become a PFIC at some point in the future. For example, our Company would be a PFIC for the taxable year 2023 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules.

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

If our Company were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our Company’s ADSs are “marketable”. We have voluntarily delisted our ADSs form the NYSE, which has become effective from February 3, 2023. Following the delisting, our ADSs can no longer be treated as marketable. Accordingly the mark-to-market election is no longer available.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fuel Price Fluctuation Risk

Our earnings are affected by changes in the price and availability of jet fuel. There are currently no effective means available to manage our exposure to the fluctuations in jet fuel prices. Our results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for our Group. A reasonable possible increase or decrease of 10% in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased or decreased the fuel costs by approximately RMB3,267 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 4(e) to the consolidated financial statements.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates. The majority of our borrowings and lease liabilities are in the form of long-term fixed-rate and variable-rate. Fluctuations in interest rates can lead to significant fluctuations in the fair value of such debt instruments.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate our cash flow interest rate risk. The interest rate swaps allow our Company to pay at fixed rate from 1.64% to 1.72% to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2022 amounted to USD123 million (December 31, 2021: USD190 million), and the fair value of the interest rate swaps was RMB29 million recognized in assets as of December 31, 2022 (December 31, 2021: RMB20 million recognized in liabilities).

The sensitivity analysis of interest rate risk is disclosed in Note 4(b) to the consolidated financial statements.

The following table provides information regarding our other financial instruments (excluding lease contracts in accordance with Item 305 of Regulation S-K) that are sensitive to changes in interest rate as of December 31, 2022 and 2021:

	As of December 31, 2022 Expected Maturity Date								As of December 31, 2021
	(RMB Equivalent in million)								(RMB Equivalent in million)
	2023	2024	2025	2026	2027	Thereafter	Total recorded amount	Fair Value(2)	Total Recorded amount	Fair Value(2)
Bank and other loans
Fixed rate bank and other loans in US$	—	—	—	—	—	—	—	—	—	—
Average interest rate	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Variable rate bank and other loans in US$	1,394	—	—	—	—	—	1,394	1,394	—	—
Average interest rate(1)	3.50%	N/A	N/A	N/A	N/A	N/A	3.50%	N/A	N/A	N/A
Fixed rate bank and other loans in RMB	83,818	14,045	11,844	5,245	10	—	114,962	114,962	93,192	93,192
Average interest rate	2.33%	3.00%	2.49%	6.49%	1.20%	N/A	2.62%	N/A	2.67%	N/A
Variable rate bank and other loans in RMB	124	122	250	124	126	2,678	3,424	3,424	3,075	3,075
Average interest rate(1)	3.00%	3.00%	2.69%	3.00%	3.00%	3.00%	2.98%	N/A	3.56%	N/A

(1)	Variable interest rates are calculated based on the year end indices.
(2)	Fair value of debt instruments was estimated based on the interest rates applicable to similar debt instruments as of December 31, 2022 and 2021.

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

The Group entered into forward foreign exchange and foreign exchange options contracts to mitigate its forward currency risk, and all the forward foreign exchange and foreign exchange options contracts have been settled in 2021. Forward foreign exchange contracts with the notional principal amounted to USD90 million, were entered into and settled in 2022.

As of December 31, 2022, we operated a total of 578 aircraft under leases. Certain of the leases are at rates that are substantially fixed. Such leases expose us to market risks. However, in accordance with Item 305 of Regulation S-K, such leases have been excluded from the following market risk tables.

The following table provides information regarding our material foreign currency sensitive financial instruments and capital commitments as of December 31, 2022 and 2021:

	As of December 31, 2022 Expected Maturity Date or Transaction Date (RMB Equivalent in million)								As of December 31, 2021 (RMB Equivalent in million)
	2023	2024	2025	2026	2027	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
Variable rate bank and other loans in US$	1,394	—	—	—	—	—	1,394	1,394	—	—
Capital commitment in US$	33,968	23,795	21,306	16,289	1,971	—	97,329	97,329	54,662	54,662

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

For description of the rights of each class of securities that is registered under Section 12 of the Exchange Act as of December 31, 2022, please refer to Exhibit 2.3 of this Annual Report.

A. DEBT SECURITIES

None

B. WARRANTS AND RIGHTS

None

C. OTHER SECURITIES

None

D. AMERICAN DEPOSITARY SHARES

On January 23, 2023, the Company filed a Form 25 to delist its ADSs from the New York Stock Exchange. The delisting became effective on February 3, 2023, and the American Depositary Receipt facility was terminated on March 6, 2023.

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

Fees and Payments from the Depositary to Us

From January 1, 2022 to March 6, 2023, we received from the depositary a reimbursement of US$0 net of withholding tax, for continuing annual stock exchange listing fees and expenses incurred by our Company in connection with the administration and maintenance of the depositary receipt facility.

Indirect payments

As part of the service to our Company, The Bank of New York Mellon waived a total amount of US$85,319.13 for the standard costs associated with the administration of the ADS program from January 1, 2022 to March 6, 2023.

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

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Southern Airlines Company Limited:

Opinion on Internal Control Over Financial Reporting

We have audited China Southern Airlines Company Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 27, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

April 27, 2023

Changes in internal control over financial reporting

During the year ended December 31, 2022, there has been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT AND RISK MANAGEMENT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Cai Hongping qualifies as an audit and risk management committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Cai Hongping satisfies as an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees”.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. The code of ethics is filed as Exhibit 11.1 to this Annual Report, and a copy of which will be provided to any person free of charge upon written request to Chen Weihua, Company Secretary, China Southern Airlines Company Limited at 68 Qi Xin Road, Guangzhou 510403, the People’s Republic of China.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal years ended December 31, 2021 and 2022. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees of our principal accountants for each of the fiscal years of 2021 and 2022:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	RMB (in million)	RMB (in million)	RMB (in million)	RMB (in million)
2021	13.7	—	1.1	—
2022	14.7	0.8	0.1	—

Audit fees (VAT tax inclusive) include the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.

Audit-related fees (VAT tax inclusive) represent the fees relating to circular services.

Tax fees (VAT tax inclusive) consisted of fees for tax consultation and tax compliance services.

Our audit and risk management committee pre-approved all audit and non-audit services performed by our principal accountant for the fiscal years ended December 31, 2021 and 2022.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT AND RISK MANAGEMENT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

For the fiscal years ended December 31, 2021 and 2022, KPMG Huazhen LLP served as our principal accountant, and issued audit reports on our consolidated financial statements.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by PRC authorities in those jurisdictions (“PCAOB-Identified Firm”). KPMG Huazhen LLP is an independent public accounting firm registered with the PCAOB that is headquartered in mainland China, and was therefore a PCAOB-Identified Firm under the PCAOB 2021 determinations. As a result, in May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB determined that it was able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and vacated its previous 2021 determinations to the contrary. Accordingly, KPMG Huazhen LLP is no longer a PCAOB-Identified Firm under the latest PCAOB determination.

Chinese governmental entities, through their wholly-owned entity CSAH, indirectly held and exercised the rights of ownership of 66.52% of our equity stake as of March 31, 2023. Chinese governmental entities have a controlling financial interest with respect to us.

The following list sets forth our current directors who are members of the Chinese Communist Party as of March 31, 2023.

Name	Position
Ma Xulun Han Wensheng	Chairman of the Board Executive Director, Vice Chairman of the Board, President
Luo Laijun	Executive Director
Gu Huizhong	Independent Non-executive Director
Guo Wei	Independent Non-executive Director

Our articles of association contains the following provisions regarding the Chinese Communist Party:

Article	Provisions
16	According to the Constitution of the Communist Party of China, the Company shall establish an organization of the Communist Party of China. The Party committee shall perform the core leading and political functions, control the directions, manage the situation and ensure the implementation. The Company shall set up the working organs of the Party, which shall be equipped with sufficient personnel to handle Party affairs and provided with sufficient funds to operate the Party organization.

163	Prior to making decisions on material issues of the Company, the Board shall first seek advice from the Party Committee of the Company.

256	The Company shall establish the Party Committee consisting of one secretary and several other members. The chairman of the Board of Directors and the secretary of the Party Committee shall be assumed by the same person in principle and the Party Committee shall set up a special position of deputy secretary who mainly takes in charge of the work of Party’s building. Eligible members of the Party Committee may join the Board of Directors, the Supervisory Committee and the management through legal procedures, and eligible Party members in the Board of Directors, the Supervisory Committee and the management may join the Party Committee in accordance with relevant regulations and procedures. Meanwhile, the Company shall establish the Discipline Committee in accordance with relevant regulations.

257

The Party Committee of the Company shall perform its duties in accordance with the regulations of the Party including the Constitution of Communist Party of China (《中国共产党章程》) and Regulations for the Work of the Communist Party of China (《中国共产党党委工作条例》).

(1) To monitor the implementation of the principles and policies of the Party and of the country within the Company, and to implement material strategic decisions made by the Central Committee of the Party and the State Council, as well as other important deployment of works assigned by the Party committee of the State-owned Assets Supervision and Administration Commission and Party organizations of higher levels.

(2) To persist in combining the principle of administration of officers by the Party with the legitimate selection by the Board of the managers and the legitimate use of human resources by the managers. The Party Committee shall consider and provide opinions on the candidates nominated by the Board of Directors or the general manager, or recommend nominees to the Board of Directors or the general manager; evaluate the proposed candidates in conjunction with the Board of Directors, collectively consider and make suggestions.

(3) To consider and discuss the matters on the reform, development and stability of the Company, major operation and management matters as well as key issues involving the vital interests of employees, and make suggestions.

(4) To take full responsibility for the strict discipline of the Party. To take the lead on the ideological and political work, united front work, construction of spiritual civilization, construction of enterprise culture and the work of the trade union and the Communist Youth League and other mass groups and organizations. To take the lead on improving Party conduct and upholding integrity and to support the performance by the Discipline Committee of its supervision duties.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19.	EXHIBITS

Index to Exhibits
Exhibit No.	Description of Exhibit

1.1	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation)

2.1	Specimen Certificate for the H Shares (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt (2)

2.3	Description of Rights of Each Class of Securities Registered under Section 12 of the Exchange Act

4.1	Form of Director’s Service Agreement (3)

4.2	Form of Non-executive Director’s Service Agreement (4)

4.3	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012*(5)

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on December 17, 2015*(6)

4.5	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 *(7)

4.6	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 *(8)

4.7	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on December 23, 2015*(9)

4.8	Import and Export Agency Framework Agreement entered into by and between our Company and Southern Airlines (Group) Import and Export Trading Company Limited on January 9, 2014(10)

4.9	Trademark License Agreement entered into by and between our Company and CSAH on May 22, 1997 (11)

4.10	A Share subscription agreement entered into by and between our Company and CSAH on June 11, 2012(12)

4.11	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on May 16, 2014*(13)

4.12	English translation of Financial Services Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016(14)

4.13	English translation of Insurance Business Platform Services Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on November 19, 2015(15)

4.14	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 16, 2016(16)

4.15	English translation of Passenger and Cargo Sales and Ground Services Framework Agreement entered into by and between our Company and China Southern Air Holding Ground Services Company Limited on December 16, 2016(17)

4.16	Supplemental Agreement No. 3 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*(18)

4.17	Supplemental Agreement No. 4 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016* (19)

4.18	Supplemental Agreement No. 3 to Purchase Agreement No. 03757 Relating to Boeing Model 737-800 Aircraft entered into by and between Xiamen Airlines and Boeing on April 26, 2016* (20)

4.19	Purchase Agreement No. GUN-PA-04455 Relating to Boeing Model 787-9 Aircraft entered into by and between our Company and Boeing on October 12, 2016* (21)

4.20	Airbus Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S on April 26, 2017*(22)

4.21	English translation of Aircraft Finance Lease Framework Agreement entered into by and between our Company and CSA International on May 26, 2017(23)

4.22	English translation of 2018-2019 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 17, 2017(24)

4.23	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017*(25)

4.24	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017*(26)

4.25	Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on March 21, 2018 *(27)

4.26	English translation of CSA Building Asset Lease Agreement entered into by and between our Company and GSAC on January 19, 2018(28)

4.27	English translation of Supplemental Agreement to the Financial Services Framework Agreement entered into by and between our Company and Finance Company on April 27, 2018(29)

4.28	English translation of Sale and Purchase Agreement entered into by and between our Company and Zhuhai China Southern Air Real Property Development Co., Ltd. on December 24, 2018(30)

4.29	English translation of Media Services Framework Agreement entered into by and between our Company and SACM on December 27, 2018(31)

4.30	English translation of Catering Services Framework Agreement entered into by and between our Company and SACC on December 27, 2018(32)

4.31	Form of Senior Management Services Agreement(33)

4.32	English translation of Capital Increase agreement entered into by and between our Company, CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland on March 1, 2019 (34)

4.33	English translation of Entrusted Loan Agreement entered into by and between our Company, CSAH and Finance Company on July 8, 2019(35)

4.34	English translation of Financial Services Framework Agreement entered into by and between our Company and Finance Company on August 27, 2019(36)

4.35	English translation of Framework Agreement on the Use of Facility entered into by and between our Company and Sichuan Airline on August 30, 2019(37)

4.36	English translation of Entrusted Loan Agreement entered into by and between our Company, CSAH and Finance Company on September 3, 2019(38)

4.37	English translation of 2020-2022 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 10, 2019(39)

4.38	English translation of Subscription Agreement entered into by and between our Company and CSAH on October 30, 2019(40)

4.39	English translation of Subscription Agreement entered into by and between our Company and Nan Lung on October 30, 2019(41)

4.40	English translation of Supplemental Agreement to Media Services Framework Agreement entered into by and between our Company and SACM on November 29, 2019(42)

4.41	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 31, 2019(43)

4.42	English translation of Property Management Framework Agreement entered into by and between our Company and China Southern Airlines Group Property Management Co., Ltd. on December 21, 2020(44)

4.43	English translation of Asset Lease Framework Agreement entered into by and between our Company and CSAH on December 21, 2020(45)

4.44	English translation of Capital Increase and Equity Transfer Agreement entered into by and between Southern Airlines General Aviation Co., Ltd., our Company, China Southern Power Grid Industry Investment Group Co., Ltd., Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership), China Southern Airlines Group Capital Holding Limited and Zhuhai General Aviation Investment Partnership (Limited Partnership) on November 25, 2020(46)

4.45	English translation of Catering Services Framework Agreement entered into by and between our Company and SACC on December 28, 2021(47)

4.46	English translation of Entrusted Loan Contract entered into by and between our Company, CSAH and China Southern Airlines Group Finance Company Limited on June 4, 2021(48)

4.47	English translation of Media Services Framework Agreement entered into by and between our Company and SACM on December 28, 2021(49)

4.48	English translation of the Conditional Subscription Agreement relating to the Subscription of the A Shares under the Non-public Issue of A Shares of China Southern Airlines Company Limited entered into by and between our Company and CSAH on October 29, 2021(50)

4.49	English translation of the Conditional Subscription Agreement relating to the Subscription of the H Shares under the Non-public Issue of H Shares of China Southern Airlines Company Limited entered into by and between our Company and Nan Lung on October 29, 2021(51)

4.50	Airbus Aircraft Purchase Agreement entered into by and between our Company and Airbus S.A.S on July 1, 2022**

4.51	Airbus Aircraft Purchase Agreement entered into by and between Xiamen Airlines and Airbus S.A.S on September 22, 2022**

4.52	English translation of 2023-2025 Framework Agreement on Financing and Leasing Service entered into by and between our Company and CSA International on October 28, 2022

4.53	English translation of Financial Services Framework Agreement entered into by and between our Company and Finance Company on October 28, 2022

4.54	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 28, 2022

8.1	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (52)

12.1	Section 302 Certification of President

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of President

13.2	Section 906 Certification of Chief Financial Officer

101. INS	Inline XBRL Instance Document

101. SCH	Inline XBRL Taxonomy Extension Schema Document

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101. LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.
**	Portions of this document have been omitted because they are both not material and are the type that we treat as private or confidential.
(1)	Incorporated by reference to the Exhibit 2.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-07116), filed with the Securities and Exchange Commission on August 7, 2012.
(3)	Incorporated by reference to the Exhibit 4.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.
(4)	Incorporated by reference to the Exhibit 4.2 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 30, 2006.
(5)	Incorporated by reference to the Exhibit 4.4 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.
(6)	Incorporated by reference to the Exhibit 4.6 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(7)	Incorporated by reference to the Exhibit 4.7 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(8)	Incorporated by reference to the Exhibit 4.8 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(9)	Incorporated by reference to the Exhibit 4.9 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2015 filed with the Securities and Exchange Commission on April 28, 2016.
(10)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 25, 2014.
(11)	Incorporated by reference to the Exhibit 4.10 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 25, 2009.
(12)	Incorporated by reference to the Exhibit 4.11 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 26, 2013.
(13)	Incorporated by reference to the Exhibit 4.23 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 30, 2015.
(14)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(15)	Incorporated by reference to the Exhibit 4.36 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(16)	Incorporated by reference to the Exhibit 4.37 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.

(17)	Incorporated by reference to the Exhibit 4.38 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(18)	Incorporated by reference to the Exhibit 4.39 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(19)	Incorporated by reference to the Exhibit 4.40 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(20)	Incorporated by reference to the Exhibit 4.41 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(21)	Incorporated by reference to the Exhibit 4.42 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 27, 2017.
(22)	Incorporated by reference to the Exhibit 4.43 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(23)	Incorporated by reference to the Exhibit 4.44 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(24)	Incorporated by reference to the Exhibit 4.45 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(25)	Incorporated by reference to the Exhibit 4.46 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(26)	Incorporated by reference to the Exhibit 4.47 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(27)	Incorporated by reference to the Exhibit 4.49 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2018.
(28)	Incorporated by reference to the Exhibit 4.29 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2017 filed with the Securities and Exchange Commission on April 26, 2019.
(29)	Incorporated by reference to the Exhibit 4.31 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(30)	Incorporated by reference to the Exhibit 4.32 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(31)	Incorporated by reference to the Exhibit 4.33 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(32)	Incorporated by reference to the Exhibit 4.34 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(33)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 26, 2019.
(34)	Incorporated by reference to the Exhibit 4.34 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(35)	Incorporated by reference to the Exhibit 4.35 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(36)	Incorporated by reference to the Exhibit 4.36 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(37)	Incorporated by reference to the Exhibit 4.37 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(38)	Incorporated by reference to the Exhibit 4.38 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(39)	Incorporated by reference to the Exhibit 4.39 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(40)	Incorporated by reference to the Exhibit 4.40 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(41)	Incorporated by reference to the Exhibit 4.41 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(42)	Incorporated by reference to the Exhibit 4.42 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(43)	Incorporated by reference to the Exhibit 4.43 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.
(44)	Incorporated by reference to the Exhibit 4.42 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2020 filed with the Securities and Exchange Commission on April 28, 2021.

(45)	Incorporated by reference to the Exhibit 4.43 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2020 filed with the Securities and Exchange Commission on April 28, 2021.
(46)	Incorporated by reference to the Exhibit 4.44 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2020 filed with the Securities and Exchange Commission on April 28, 2021.
(47)	Incorporated by reference to the Exhibit 4.45 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 28, 2022.
(48)	Incorporated by reference to the Exhibit 4.46 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 28, 2022.
(49)	Incorporated by reference to the Exhibit 4.47 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 28, 2022.
(50)	Incorporated by reference to the Exhibit 4.48 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 28, 2022.
(51)	Incorporated by reference to the Exhibit 4.49 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 28, 2022.
(52)	Incorporated by reference to the Exhibit 11.1 to our Form 20-F (File No. 001-14660) for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 28, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

/s/ Ma Xulun
Name:	Ma Xulun
Title:	Chairman of the Board and Executive Director

Date: April 27, 2023

CHINA SOUTHERN AIRLINES COMPANY LIMITED
AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
China Southern Airlines Company Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of China Southern Airlines Company Limited and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Assessment of recognition of deferred tax assets associated with tax losses
As discussed in Note 29 to the consolidated financial statements, the Company reported deferred tax assets associated with tax losses in the amount of RMB7,960 million as of December 31, 2022. As discussed in Note 2(y), deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. The Company’s forecast of future taxable profits used in the recognition of deferred tax assets associated with tax losses includes assumptions on traffic revenue growth rates and related operating costs growth rates (“forecasted growth rates”).
We identified the assessment of recognition of deferred tax assets associated with tax losses as a critical audit matter. The forecast of future taxable profits involved a high degree of subjectivity and auditor judgment to evaluate the assumptions on the forecasted growth rates. The forecasted growth rates are challenging to test as minor changes to those assumptions would have a significant effect on the Company’s assessment of recognition of deferred tax assets.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process in assessing the recognition of deferred tax assets. This included controls related to the development of forecasted growth rates used in the forecast of future taxable profits. We assessed the reasonableness of forecasted growth rates adopted in the Company’s forecast of future taxable profits by comparing them with internally and externally derived data including the Company’s future operation plans and industry data. We evaluated the Company’s ability to accurately forecast by comparing the Company’s historical forecasted growth rates to the actual results. We performed sensitivity analysis over the forecasted growth rates assumptions to assess their impact on the assessment of recognition of deferred tax assets associated with tax losses.
Assessment of value in use of aircraft and related equipment
As discussed in Note 19(a) to the consolidated financial statements, the Company reported aircraft and related equipment in the amount of RMB192,737 million as of December 31, 2022. The Company recognized RMB449 million of impairment loss on aircraft and related equipment for the year ended December 31, 2022. As discussed in Note 2(l)(iii), at the end of each reporting period, if any indication of impairment exists, the Company estimates the recoverable amount of an asset, or a cash-generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. The Company’s estimated value in use includes assumptions on traffic revenue growth rates, related operating costs growth rates (“forecasted growth rates”) and discount rates.
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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process in assessing the value in use of aircraft and related equipment. This included controls related to the development of forecasted growth rates and discount rates used in determining the value in use of aircraft and related equipment. We assessed the reasonableness of forecasted growth rates adopted in the Company’s value in use assessment by comparing them with internally and externally derived data including the Company’s future operation plans and industry data. We evaluated the Company’s ability to accurately forecast by comparing the Company’s historical forecasted growth rates to the actual results. We performed sensitivity analysis over the forecasted growth rates and the discount rates assumptions to assess their impact on the Company’s impairment assessment. In addition, we involved our valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates used by comparing them against discount rates that were independently developed using publicly available industry data.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2016.

Guangzhou, China

April 27, 2023

CONSOLIDATED INCOME STATEMENTS
For the years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
	Note	RMB million	RMB million	RMB million
Operating revenue	5
Traffic revenue		80,901	95,279	87,027
Other operating revenue		6,158	6,365	5,534

Total operating revenue		87,059	101,644	92,561

Operating expenses
Flight operation expenses	7	51,241	45,569	37,545
Maintenance expenses	8	11,224	12,162	13,375
Aircraft and transportation service expenses	9	17,506	21,147	18,743
Promotion and selling expenses	10	4,355	4,705	5,007
General and administrative expenses	11	3,511	3,663	4,088
Depreciation and amortization	12	24,266	24,241	24,590
Impairment losses on property, plant and equipment, right-of-use assets and other assets	19/21/30	449	2,597	3,961
Others		2,710	2,256	1,802

Total operating expenses		115,262	116,340	109,111

Other net income	14	5,661	4,767	4,686

Operating losses		(22,542)	(9,929)	(11,864)

Interest income		457	675	322
Interest expense	15	(6,006)	(6,202)	(6,716)
Exchange (loss)/ gain, net	37	(3,619)	1,575	3,485
Share of associates’ results	24	(13)	9	(776)
Share of joint ventures’ results	25	304	271	309
Changes in fair value of financial assets / liabilities	28	(388)	(309)	53
Gain/(loss) on disposal of subsidiaries	23	215	—	(8)
Gain on disposal of associates	24	42	—	—

Loss before income tax		(31,550)	(13,910)	(15,195)
Income tax	16	(2,166)	2,894	3,368

Loss for the year		(33,716)	(11,016)	(11,827)

Loss attributable to:
Equity shareholders of the Company	18	(32,699)	(12,106)	(10,847)
Non-controlling interests		(1,017)	1,090	(980)

Loss for the year		(33,716)	(11,016)	(11,827)

Loss per share
Basic and diluted (expressed in RMB per share)	18	(1.90)	(0.75)	(0.77)

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
	Note	RMB million	RMB million	RMB million
Loss for the year		(33,716)	(11,016)	(11,827)

Other comprehensive income:	17
Items that will not be reclassified to profit or loss
- Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		142	(236)	(250)
- Share of other comprehensive income of an associate		—	(2)	(2)
- Income tax effect of the above items		(35)	60	63

Items that are or may be reclassified subsequently to profit or loss
- Cash flow hedge: fair value movement of derivative financial instrument		—	42	(45)
- Differences resulting from the translation of foreign currency financial statements		1	—	8
- Share of other comprehensive income of an associate		—	3	(3)
- Income tax effect of the above items		—	(10)	11

Other comprehensive income for the year		108	(143)	(218)

Total comprehensive income for the year		(33,608)	(11,159)	(12,045)

Total comprehensive income attributable to:
Equity shareholders of the Company		(32,637)	(12,189)	(11,011)
Non-controlling interests		(971)	1,030	(1,034)

Total comprehensive income for the year		(33,608)	(11,159)	(12,045)

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
At December 31, 2022 and 2021

		December 31	December 31
		2022	2021
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	19	90,517	91,186
Construction in progress	20	33,300	31,847
Right-of-use assets	21	131,954	138,439
Goodwill	22	237	237
Interest in associates	24	2,588	2,637
Interest in joint ventures	25	3,618	3,341
Aircraft lease deposits		354	321
Other equity instrument investments	26	659	563
Other non-current financial assets	26	436	589
Derivative financial assets	27	27	—
Amounts due from related companies	42	357	151
Deferred tax assets	29(b)	12,471	12,823
Other assets	30	2,274	3,211

		278,792	285,345

Current assets
Inventories	31	1,387	1,652
Trade receivables	32	2,619	2,858
Other receivables	33	7,939	9,599
Cash and cash equivalents	34	19,889	21,456
Assets held for sale	35	709	1,292
Restricted bank deposits		174	158
Prepaid expenses and other current assets		619	736
Derivative financial assets	27	2	—
Amounts due from related companies	42	116	115

		33,454	37,866

Current liabilities
Derivative financial liabilities	27	1,708	1,222
Borrowings	36	85,336	57,913
Lease liabilities	37	21,799	20,805
Trade payables	38	1,537	1,328
Contract liabilities	39	1,496	1,542
Sales in advance of carriage	40	3,383	3,716
Current income tax		312	844
Amounts due to related companies	42	435	363
Accrued expenses	43	17,636	15,479
Other liabilities	44	7,816	7,778

		141,458	110,990

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
At December 31, 2022 and 2021

		December 31	December 31
		2022	2021
	Note	RMB million	RMB million
Non-current liabilities
Borrowings	36	34,444	38,354
Lease liabilities	37	72,963	81,944
Derivative financial liabilities	27	—	20
Other non-current liabilities	41	1,954	1,824
Amounts due to related companies	42	85	—
Provision for major overhauls	45	5,199	4,820
Deferred benefits and gains	46	760	725
Deferred tax liabilities	29(b)	24	26

		115,429	127,713

Net assets		55,359	84,508

Capital and reserves
Share capital	47	18,121	16,948
Reserves		23,154	50,903

Total equity attributable to equity shareholders of the Company		41,275	67,851
Non-controlling interests		14,084	16,657

Total equity		55,359	84,508

Approved and authorized for issue by the Board of Directors on April 27, 2023.

Ma Xu Lun	Han Wen Sheng
Director	Director
The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2022, 2021 and 2020

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Fair value reserve (recycling)	Fair value reserve (non-recycling)	Other reserves	Retained earnings/ (accumulated losses)	Total	Non- controlling interests	Total equity
	(Note 47)	(Note 48(b))		(Note 48(c))	(Note 48(d))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million
Balance at January 1, 2020	12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329

Changes in equity for 2020 :
Loss for the year	—	—	—	—	—	(10,847)	(10,847)	(980)	(11,827)
Other comprehensive income	—	—	(37)	(135)	8	—	(164)	(54)	(218)
Total comprehensive income	—	—	(37)	(135)	8	(10,847)	(11,011)	(1,034)	(12,045)
Issuance of shares	3,062	12,889	—	—	—	—	15,951	—	15,951
Acquisition of non-controlling interests in a subsidiary (Note23(vi))	—	—	—	—	(155)	—	(155)	(105)	(260)
Capital injection from non-controlling interests	—	—	—	—	700	—	700	3,521	4,221
Distributions to non-controlling interests	—	—	—	—	—	—	—	(57)	(57)
Decrease in non-controlling interests as a result of loss of control of a subsidiary	—	—	—	—	—	—	—	(1)	(1)
Change in other reserves	—	—	—	—	(7)	—	(7)	—	(7)

Balance at December 31, 2020 and January 1, 2021	15,329	38,541	(35)	274	3,390	12,085	69,584	15,547	85,131

Changes in equity for 2021 :
Loss for the year	—	—	—	—	—	(12,106)	(12,106)	1,090	(11,016)
Other comprehensive income	—	—	35	(118)	—	—	(83)	(60)	(143)
Total comprehensive income	—	—	35	(118)	—	(12,106)	(12,189)	1,030	(11,159)

Distributions to non-controlling interests	—	—	—	—	—	—	—	(659)	(659)
Conversion of convertible bonds to ordinary shares	1,619	8,837	—	—	—	—	10,456	—	10,456
Capital injection from non-controlling interests	—	—	—	—	—	—	—	810	810
Decrease in non-controlling interests as a result of liquidation of a subsidiary	—	—	—	—	—	—	—	(71)	(71)

Balance at December 31, 2021 and January 1, 2022	16,948	47,378	—	156	3,390	(21)	67,851	16,657	84,508

Changes in equity for 2022 :
Loss for the year	—	—	—	—	—	(32,699)	(32,699)	(1,017)	(33,716)
Other comprehensive income	—	—	—	61	1	—	62	46	108
Total comprehensive income	—	—	—	61	1	(32,699)	(32,637)	(971)	(33,608)

Distributions to non-controlling interests	—	—	—	—	—	—	—	(912)	(912)

Issuance of shares(Note 47(ii) & (iii) )	1,173	4,873	—	—	—	—	6,046	—	6,046
Capital injection from non-controlling interests	—	—	—	—	15	—	15	12	27
Decrease in non-controlling interests as a result of disposal of subsidiaries	—	—	—	—	—	—	—	(702)	(702)
Disposal of an equity instrument investment	—	—	—	40	—	(40)	—	—	—

Balance at December 31, 2022	18,121	52,251	—	257	3,406	(32,760)	41,275	14,084	55,359

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENTS
For the years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
	Note	RMB million	RMB million	RMB million
Operating activities
Cash generated from operating activities	34(b)	5,807	15,277	10,727
Interest received		444	671	295
Interest paid		(6,359)	(6,354)	(6,646)
Income tax paid		(2,342)	(1,906)	(1,678)

Net cash (used in)/ generated from operating activities		(2,450)	7,688	2,698

Investing activities
Proceeds from disposal of property, plant and equipment and right-of-use assets		4,799	990	2,848
Dividends received from associates		34	26	91
Dividends received from joint ventures		97	237	246
Dividends received from other equity instrument investments and other non-current financial assets		8	7	20
Acquisition of term deposits		(648)	(60)	(898)
Proceeds from maturity of term deposits		698	120	654
Acquisition of property, plant and equipment and other assets		(11,696)	(17,137)	(11,061)
Acquisition of an associate		—	(3)	—
Proceeds from disposal of subsidiaries		724	—	—
Proceeds from disposal of associates		43	—	—
Proceeds from disposal of other equity instrument investments and other non-current financial assets		90	—	—
Proceeds from disposal of derivative financial instruments		—	—	51

Net cash used in investing activities		(5,851)	(15,820)	(8,049)

Financing activities
Proceeds from issuance of shares		6,046	—	15,951
Proceeds from bank borrowings	34(c)	75,429	76,910	71,841
Proceeds from ultra-short-term financing bills	34(c)	27,500	82,500	48,300
Proceeds from corporate bond s	34(c)	3,900	9,000	25,000
Repayment of bank borrowings	34(c)	(36,359)	(70,437)	(52,601)
Repayment of ultra-short-term financing bills	34(c)	(39,600)	(68,900)	(59,800)
Repayment of corporate bonds	34(c)	(7,500)	(3,749)	(2,655)
Capital element of lease rentals paid	34(c)	(21,960)	(21,613)	(20,670)
Capital injections from non-controlling interests		116	1,128	3,802
Payment for purchase of non-controlling interest		—	—	(260)
Refund of aircraft lease deposits		13	49	69
Payments for aircraft lease deposits		(18)	(15)	—
Dividends paid to non-controlling interests		(909)	(687)	(32)

Net cash generated from financing activities		6,658	4,186	28,945

Net (decrease)/ increase in cash and cash equivalents		(1,643)	(3,946)	23,594
Cash and cash equivalents at January 1		21,456	25,419	1,849
Exchange gain/(loss) on cash and cash equivalents		76	(17)	(24)

Cash and cash equivalents at December 31	34(a)	19,889	21,456	25,419

The accompanying notes form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

1	Corporate information
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
The Company’s shares are traded on the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited.

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
The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

•	other equity instrument investments (see Note 2(f));

•	other non-current financial assets (FVPL) (see Note 2(f)); and

•	derivative financial assets / liabilities (see Note 2(g)).
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

(b)	Changes in accounting policies

(A)	Amendments to IFRSs that are first effective for the year ended December 31, 2022
The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IAS 16 , Property, plant and equipment: Proceeds before intended use

•	Amendments to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract
The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:
Amendments to IAS 16
, Property, plant and equipment: Proceeds before intended use
The amendments prohibit an entity from deducting the proceeds from selling items produced before that asset is available for use from the cost of an item of property, plant and equipment. Instead, the sales proceeds and the related costs should be included in profit and loss. The adoption of the amendments does not have any material impact on the financial position and the financial result of the Group.
Amendments to IAS 37,
Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract
The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The adoption of the amendments does not have any material impact on the financial position and the financial result of the Group.

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
Non-controlling
interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling
interests and the equity shareholders of the Company. Loans from holders of non-controlling
interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2(p), Note 2(q) or Note 2(x) depending on the nature of the liability.
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

•
amortized cost, if the investment is held for the collection of contractual cash flows which represent solely payments of principal and interest. Interest income from the investment is calculated using the effective interest method (Note 2(z)(ii)(c)).

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
An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI
(non-recycling)
such that subsequent changes in fair value are recognized in other comprehensive income. Such elections are made on an instrument-by-instrument
basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve
(non-recycling)
until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve
(non-recycling)
is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognized in profit or loss as other income in accordance with the policy set out in Note 2(z)(ii)(b).

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
Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)(iii)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight-line method over their estimated useful lives or lease term. Rental income from investment properties is accounted for as described in Note 2(z)(ii)(a).

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
Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned aircraft	15 to 20 years
Other flight equipment
– Jet engines	15 to 20 years
– Others, including rotables	3 to 15 years
Machinery, equipment and vehicles	4 to 10 years
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

(i)	As a lessee
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
right-of-use
assets is subsequently stated at cost less accumulated depreciation and impairment losses (see Notes 2(i) and 2(l)(iii)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(i)	As a lessee (continued)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(i)	As a lessee (continued)

In the consolidated statement of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the reporting period.
The Group presents
right-of-use
assets that do not meet the definition of investment property in right-of-use
assets and presents lease liabilities separately in the consolidated statement of financial position.

(ii)	As a lessor
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to the ownership of an underlying assets to the lessee. If this is not the case, the lease is classified as an operating lease.
When a contract contains lease and
non-lease
components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. The rental income from operating leases is recognized in accordance with Note 2(z)(ii)(a).
When the Group is an intermediate lessor, the
sub-leases
are classified as a finance lease or as an operating lease with reference to the right-of-use
assets arising from the head lease. If the head lease is a short-term lease to which the Group applies the exemption described in Note 2(k)(i), then the Group classifies the sub-lease
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
In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.
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
Basis of calculation of interest income
Interest income recognized in accordance with Note 2(z)(ii)(c) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.
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
Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost using the effective interest method and including an allowance for credit losses (see Note 2(l)(i)).

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
The Group is the principal for substantially all of its revenue transactions and recognizes revenue on a gross basis. In determining whether the Group acts as a principal or as an agent, it considers whether it obtains control of the goods or service before they are transferred to the customers. Control refers to the Group’s ability to direct the use of and obtain substantially all of the remaining benefits from the goods or service. In limited revenue transactions, the Group acts as an agent and recognizes revenue on a net basis.
Further details of the Group’s revenue and other income recognition policies are as follows:

(i)	Revenue from contracts with customers
Revenue is recognized when control over a product or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties such as value added tax or other sales taxes.

(a)	Passenger, cargo and mail revenue
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

(b)	Frequent flyer revenue
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
Contract liabilities in relation to mileage awarded are subsequently recognized as revenue when the mileage is redeemed and the related benefits are received or used. Revenue on redeemed flights is recognized in accordance with the accounting policy set out in Note 2(z)(i)(a), and revenue on redeemed goods or services is recognized when the customers obtain control of the goods or services.

(ii)	Revenue from other sources and other income

(a)	Rental income from operating leases
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

(b)	Dividends

•	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established.

•	Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(z)	Revenue and other income (continued)

(c)	Interest income
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

(d)	Government grants
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
Deferred tax assets associated with tax losses are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. In determining the forecast of future taxable profits, significant judgements are required on the accounting estimates which are based on the assumptions relating to traffic revenue growth rates and related operating costs growth rates, among which, operating costs consist of jet fuel costs, landing and navigation fees, maintenance expenses, payroll and welfare. Different estimates could significantly affect the recognition of deferred tax assets associated with tax losses.

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
The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group’s overall risk management programme focuses on the unpredictability of financial market and seeks to minimize the adverse effects on the Group’s financial performance. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk
As at December 31, 2022, the Group’s current liabilities exceeded its current assets by RMB108,004 million. For the year ended December 31, 2022, the Group recorded a net cash outflow from operating activities of RMB2,450 million, a net cash outflow from investing activities of RMB5,851 million and a net cash inflow from financing activities of RMB6,658 million, which in total resulted in a net decrease in cash and cash equivalents of RMB1,643 million.
The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at December 31, 2022, the Group has obtained credit facilities of RMB320,530 million in aggregate granted by several banks and other financial institute, among which approximately RMB223,729 million was unutilized. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

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

	2022 Contractual undiscounted cash outflow
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at December 31 RMB million
Borrowings	87,336	14,978	18,850	3,072	124,236	119,780
Lease liabilities	25,641	20,584	42,010	21,023	109,258	94,762
Trade and other payables and accrued charges	22,290	—	—	—	22,290	22,290
Long-term payables	256	198	104	—	558	531

	135,523	35,760	60,964	24,095	256,342	237,363

	2021 Contractual undiscounted cash outflow
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at December 31 RMB million
Borrowings	59,167	19,428	18,824	3,586	101,005	96,267
Lease liabilities	25,331	22,764	45,142	25,923	119,160	102,749
Trade and other payables and accrued charges	20,097	—	—	—	20,097	20,097
Long-term payables	111	111	96	—	318	291

	104,706	42,303	64,062	29,509	240,580	219,404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(b)	Interest rate risk
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
Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 27(i)).
As at December 31, 2022, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group’s loss after tax and decreased/increased the Group’s retained earnings by approximately RMB340 million (December 31, 2021: RMB328 million; December 31, 2020: RMB315 million).
In respect of the exposure to cash flow interest rate risk arising from floating-rate non-derivative
instruments held by the Group at the end of the reporting period, the impact on the Group’s loss after tax (and retained earnings) and other components of consolidated equity is estimated as an annualized impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2021 and 2020.
The sensitivity analysis above indicates the instantaneous change in the Group’s loss after tax (and retained earnings) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure
those floating rate financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period.

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

The following table indicates the instantaneous change in the Group’s loss after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	2022
	Appreciation/(depreciation) of Renminbi against foreign currency	Decrease/(increase) on loss after tax and increase/(decrease) on retained earnings RMB million
USD	1%	293
	(1%)	(293)
Euro	1%	15
	(1%)	(15)
Japanese Yen	10%	24
	(10%)	(24)

	2021
	Appreciation/(depreciation) of Renminbi against foreign currency	Decrease/(increase) on loss after tax and increase/(decrease) on retained earnings RMB million
USD	1%	322
	(1%)	(322)
Euro	1%	18
	(1%)	(18)
Japanese Yen	10%	38
	(10%)	(38)

	2020
	Appreciation/(depreciation) of Renminbi against foreign currency	Decrease/(increase) on loss after tax and increase/(decrease) on retained earnings RMB million
USD	1%	367
	(1%)	(367)
Euro	1%	24
	(1%)	(24)
Japanese Yen	10%	74
	(10%)	(74)
Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ loss after tax and retained earnings measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.
The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure
those financial instruments, borrowings, and lease liabilities held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2021 and 2020.

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
Trade receivables
A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organized by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at December 31, 2022, the balance due from BSP agents amounted to RMB287 million (December 31, 2021: RMB329 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.
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
The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at December 31, 2022:

	December 31, 2022
	Expected loss rates	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 months	0.01%	1,791	—
More than 3 months but less than 1 year	50.00%	43	21
More than 1 year but less than 2 years	100.00%	2	2
More than 2 years but less than 3 years	100.00%	—	—
More than 3 years	100.00%	13	13

		1,849	36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(d)	Credit risk (continued)

	December 31, 2021
	Expected loss rates	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 months	0.01%	1,811	—
More than 3 months but less than 1 year	50.00%	5	3
More than 1 year but less than 2 years	100.00%	1	1
More than 2 years but less than 3 years	100.00%	3	3
More than 3 years	100.00%	15	15

		1,835	22

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
The Group measures loss allowance for other trade receivables amounted to RMB17 million (December 31, 2021: RMB17 million) based on ECLs.
Movement in the loss allowance account in respect of trade receivables during the year is as follows:

	2022	2021
	RMB million	RMB million
Balance at January 1	39	43

Amounts written off	(5)	(4)
Impairment losses reversed	(4)	(5)
Impairment losses recognized	23	5

Balance at December 31	53	39

Other receivables
The Group measures loss allowance for other receivables equal to
12-month
ECLs, unless when there has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECLs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(d)	Credit risk (continued)

Set out below are the movements of loss allowances measured at
12-month
and lifetime expected credit losses for the financial assets included in other receivables.

	2022				2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	12-month ECLs	Lifetime ECLs (not credit- impaired)	Lifetime ECLs (credit- impaired)		12-month ECLs	Lifetime ECLs (not credit- impaired)	Lifetime ECLs (credit- impaired)
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at January 1	1	9	148	158	2	9	148	159
Accrual	2	5	—	7	2	—	—	2
Reversal	—	—	(29)	(29)	(3)	—	—	(3)

As at December 31	3	14	119	136	1	9	148	158

Derivative financial instruments
The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favorable credit ratings, the Group does not expect there to be a risk of default.

(e)	Jet fuel price risk
The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. The Group may hedge a portion of the future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. In 2022, the Group did not enter into any jet fuel forward contract.
A reasonable possible increase/decrease of 10% (2021 and 2020:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,267 million (2021: RMB2,551 million; 2020: RMB1,880 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

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
The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2022, the Group’s strategy, which was unchanged from 2021 and 2020, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.
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

•	Level 3 valuations: Fair value measured using significant unobservable inputs

			Fair value measurements as at December 31, 2022 categorized into
Recurring fair value measurement	Note	Fair value at December 31, 2022 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets/(liabilities):
Other equity instrument investments:
-Non-tradable listed shares	26	659	—	—	659
Other non-current financial assets:
-Listed shares	26	21	21	—	—
-Non-listed shares	26	28	—	—	28
Derivative financial assets:
-Interest rate swaps	27	29	—	29	—
Derivative financial liabilities:
-Derivative component of convertible bonds	27	(1,708)	—	(1,708)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

			Fair value measurements as at December 31, 2021 categorized into
Recurring fair value measurement	Note	Fair value at December 31, 2021 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets/(liabilities):
Other equity instrument investments:
-Non-tradable listed shares	26	523	—	—	523
-Non-listed shares	26	40	—	—	40
Other non-current financial assets:
-Listed shares	26	68	68	—	—
-Non-listed shares	26	27	—	—	27
Derivative financial liabilities:
-Interest rate swaps	27	(20)	—	(20)	—
-Derivative component of convertible bonds	27	(1,222)	—	(1,222)	—
During the years ended December 31, 2022 and 2021, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.
Valuation techniques and inputs used in Level 2 fair value measurements
Fair value of interest rate swaps in derivative financial assets/(liabilities) is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.
Fair value of derivative component of convertible bonds is measured by using the Binomial Model. The major inputs used in the Binomial Model are:

	At December 31, 2022	At December 31, 2021

Conversion price	RMB 6.17	RMB 6.24
Stock price of A shares	RMB 7.65	RMB 6.47
Stock market volatility	33.29%	33.78%
Risk-free interest rate	2.46%	2.59%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

4	Financial risk management and fair values of financial instruments (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments
-Non-tradable listed shares (1)&(3)	Market approach-valuation multiples	Discount for lack of marketability	32%

Other non-current financial assets
-Non-listed shares (2)	Income approach-discounted cash flow	Expected profit growth rates during the projection period	-9.47%-15%
		Perpetual growth rates	2.65%-2.81%
		Perpetual dividend payout rates	80%
		Expected dividend payout rates during the projection period	27%-33%
		Discount rates	9.08%-11.77%

(1)
The fair value of
non-tradable
listed shares are determined by market value adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

In 2022, the valuation technique of non-tradable listed shares of other equity instrument investments was changed from income approach-discounted cash flow to market approach-valuation multiples, considering the market price of the shares is more appropriate.

(2)
The fair value of these
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

(ii)	Financial instruments not carried at fair value
All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, other non-current
financial assets (amortized cost), trade and other payables, borrowings and lease liabilities are carried at amounts not materially different from their fair values as at December 31, 2022 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

5	Operating revenue
The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue
Disaggregation of revenue from contracts with customers by major service lines is as follows:

		2022	2021	2020
	Note	RMB million	RMB million	RMB million

Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
-Traffic revenue
- Passenger		60,017	75,392	70,534
- Cargo and mail		20,884	19,887	16,493
-Commission income		2,073	2,677	2,771
-General aviation income		431	572	508
-Cargo handling income		1,123	864	507
-Hotel and tour operation income		497	538	390
-Ground services income		282	326	210
-Air catering service income		203	271	273
-Others		1,351	885	689

		86,861	101,412	92,375

Revenue from other sources:
-Rental income	19( g )	198	232	186

		87,059	101,644	92,561

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 6(a) and 6(b) respectively.

(ii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting date
As at December 31, 2022, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programs, amounted to RMB3,173million (December 31, 2021: RMB3,061 million) (Note 39). This amount represents revenue expected to be recognized in the future when the customers obtain control of the goods or services.

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
For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment loss before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 6(c).
Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.
Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2022 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,148	1,133	(747)	—	2,534
Over time	84,197	3,152	(2,824)	—	84,525

Revenue from external customers	85,935	1,124	—	—	87,059
Inter-segment sales	410	3,161	(3,571)	—	—

Reportable segment revenue	86,345	4,285	(3,571)	—	87,059

Reportable segment loss before taxation	(31,233)	(452)	(8)	167	(31,526)

Reportable segment loss after taxation	(33,339)	(549)	(8)	198	(33,698)

Other segment information
Income tax	2,106	97	—	(31)	2,172
Interest income	549	20	(112)	—	457
Interest expense	6,096	41	(131)	—	6,006
Depreciation and amortization	23,830	430	—	—	24,260
Impairment loss es	582	—	—	—	582
Credit losses	(4)	1	—	—	(3)
Share of associates and joint ventures’ results	—	—	—	291	291
Gain on disposal of subsidiaries and associates	—	—	—	257	257
Changes in fair value of financial assets / liabilities	—	—	—	(388)	(388)
Non-current assets additions during the year #	23,739	385	(312)	—	23,812

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2021 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,763	1,418	(1,171)	—	3,010
Over time	98,206	3,257	(2,829)	—	98,634

Revenue from external customers	100,419	1,225	—	—	101,644
Inter-segment sales	550	3,450	(4,000)	—	—

Reportable segment revenue	100,969	4,675	(4,000)	—	101,644

Reportable segment loss before taxation	(13,769)	(111)	2	(25)	(13,903)

Reportable segment loss after taxation	(10,998)	(67)	2	52	(11,011)

Other segment information
Income tax	(2,771)	(44)	—	(77)	(2,892)
Interest income	763	15	(103)	—	675
Interest expense	6,291	26	(115)	—	6,202
Depreciation and amortization	23,854	380	—	—	24,234
Impairment losses	2,596	18	—	—	2,614
Credit losses	1	(2)	—	—	(1)
Share of associates and joint ventures’ results	—	—	—	280	280
Changes in fair value of financial assets / liabilities	—	—	—	(309)	(309)
Non-current assets additions during the year #	21,457	905	(359)	—	22,003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended December 31, 2020 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,856	1,727	(1,483)	—	3,100
Over time	89,196	2,448	(2,183)	—	89,461

Revenue from external customers	91,722	839	—	—	92,561
Inter-segment sales	330	3,336	(3,666)	—	—

Reportable segment revenue	92,052	4,175	(3,666)	—	92,561

Reportable segment loss before taxation	(14,727)	(112)	1	(348)	(15,186)

Reportable segment loss after taxation	(11,388)	(61)	1	(372)	(11,820)

Other segment information
Income tax	(3,339)	(51)	—	24	(3,366)
Interest income	328	26	(32)	—	322
Interest expense	6,739	11	(34)	—	6,716
Depreciation and amortization	24,438	143	—	—	24,581
Impairment losses	4,015	2	—	—	4,017
Credit losses	153	11	—	—	164
Share of associates and joint ventures’ results	—	—	—	(467)	(467)
Changes in fair value of financial assets / liabilities	—	—	—	53	53
Non-current assets additions during the year #	24,039	547	(49)	—	24,537

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at December 31, 2022 and December 31, 2021 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at December 31, 2022
Reportable segment assets	301,356	5,677	(1,974)	6,942	312,001
Reportable segment liabilities	254,087	3,089	(1,997)	1,708	256,887

As at December 31, 2021
Reportable segment assets	312,020	5,909	(1,616)	6,635	322,948
Reportable segment liabilities	236,428	2,640	(1,607)	1,242	238,703

*
Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, gain on disposal of subsidiaries and associates, dividend income from equity securities, and the fair value movement of financial instruments recognized through profit or loss.

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

	2022 RMB million	2021 RMB million	2020 RMB million
Domestic	57,256	76,517	65,137
International	29,249	24,739	27,090
Hong Kong, Macau and Taiwan	554	388	334

	87,059	101,644	92,561

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

(c)	Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements

	Note	2022 RMB million	2021 RMB million	2020 RMB million
Loss before income tax
Reportable segment loss before taxation	6(a)	(31,526)	(13,903)	(15,186)
Capitalization of exchange difference of specific loans	(i)	(25)	(8)	(9)
Government grants	(ii)	1	1	—

Consolidated loss before income tax		(31,550)	(13,910)	(15,195)

		December 31	December 31
	Note	2022 RMB million	2021 RMB million
Assets
Reportable segment assets	6(a)	312,001	322,948
Capitalization of exchange difference of specific loans	(i)	14	39
Government grants	(ii)	(4)	(5)
Adjustments arising from business combinations under common control	(iii)	237	237
Others		(2)	(8)

Consolidated total assets		312,246	323,211

Liabilities
As at December 31, 2022 and 2021, the amount of reportable segment liabilities is the same as the amount of consolidated total liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements (continued)

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

7	Flight operation expenses

	2022	2021	2020
	RMB million	RMB million	RMB million
Jet fuel costs	32,669	25,505	18,797
Flight personnel payroll and welfare	10,602	10,763	10,232
Air catering expenses	1,332	1,577	1,765
Civil Aviation Development Fund	704	1,059	—
Aircraft operating lease charges	791	920	977
Training expenses	898	690	857
Aircraft insurance	176	184	191
Others	4,069	4,871	4,726

	51,241	45,569	37,545

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

8	Maintenance expenses

	2022	2021	2020
	RMB million	RMB million	RMB million
Aviation repair and maintenance charges	6,729	7,890	9,101
Staff payroll and welfare	3,162	2,994	2,875
Maintenance materials	1,333	1,278	1,399

	11,224	12,162	13,375

9	Aircraft and transportation service expenses

	2022	2021	2020
	RMB million	RMB million	RMB million
Landing and navigation fees	8,473	11,705	10,857
Ground service and other charges	9,033	9,442	7,886

	17,506	21,147	18,743

10	Promotion and selling expenses

	2022	2021	2020
	RMB million	RMB million	RMB million
Ticket office expenses	2,589	2,809	2,935
Sales commissions	442	773	842
Computer reservation services	289	413	352
Advertising and promotion	80	140	121
Others	955	570	757

	4,355	4,705	5,007

11	General and administrative expenses

	2022	2021	2020
	RMB million	RMB million	RMB million
General corporate expenses	3,255	3,282	3,572
Auditors’ remuneration	15	15	20
- Audit services	14	14	17
- Non-audit services	1	1	3
Credit losses	(3)	(1)	164
Other taxes and levies	244	367	332

	3,511	3,663	4,088

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

12	Depreciation and amortization

	2022	2021	2020
	RMB million	RMB million	RMB million
Depreciation of property, plant and equipment	8,659	8,835	8,824
Depreciation of right-of-use assets	15,067	14,888	15,388
Other amortization	540	518	378

	24,266	24,241	24,590

13	Staff costs

	2022	2021	2020
	RMB million	RMB million	RMB million
Salaries, wages and welfare	23,269	23,441	22,592
Defined contribution retirement scheme	2,798	2,802	2,183
Termination benefits	107	50	72

	26,174	26,293	24,847

Staff costs relating to flight operations and maintenance are also included in the respective total amounts disclosed separately in Note 7 to Note 8 above.

14	Other net income

	2022	2021	2020
	RMB million	RMB million	RMB million
Government grants (Note)	4,688	4,040	4,209
Gains/(losses) on disposal of property, plant and equipment and right-of-use assets
-Aircraft and spare engines and construction in progress	275	149	(18)
-Other property, plant and equipment and right-of-use assets	25	214	75
Others	673	364	420

	5,661	4,767	4,686

Note:	Government grants mainly include subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.
There are no unfulfilled conditions and other contingencies related to subsidies that have been recognized during the years ended December 31, 2022, 2021 and 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

15	Interest expense

	2022	2021	2020
	RMB million	RMB million	RMB million
Interest on borrowings	2,797	2,448	1,914
Interest relating to lease liabilities (Note 21)	3,899	4,434	5,180

Total interest expense on financial liabilities not at fair value through profit or loss	6,696	6,882	7,094
Less: interest expense capitalized (Note)	(690)	(701)	(363)

	6,006	6,181	6,731
Interest rate swaps: cash flow hedge, reclassified from equity (Note 17)	—	21	(15)

	6,006	6,202	6,716

Note:	The weighted average interest rate used for interest capitalization was 2.54% per annum in 2022 (2021: 2.61%; 2020: 2.51%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

16	Income tax

(a)	Income tax expense/ (credit) in the consolidated income statement

	2022	2021	2020
	RMB million	RMB million	RMB million
PRC income tax
–Provision for the year	1,854	2,159	1,716
– (Over)/ under-provision in prior year	(2)	35	48

	1,852	2,194	1,764
Deferred tax (Note 29)
Origination and reversal of temporary differences	314	(5,088)	(5,132)

Income tax expense/ (credit)	2,166	(2,894)	(3,368)

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
For the year of 2022, the Company and its branches and subsidiaries in mainland China are subject to income tax rates ranging from 15% to 25% (2021: 15% to 25%, 2020: 15% to 25%), and certain subsidiaries of the Company in Hong Kong are subject to income tax at 16.5% (2021: 16.5%; 2020: 16.5%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

16	Income tax (continued)

(b)	Reconciliation between actual income tax expense/ (credit) and calculated tax based on accounting loss at applicable income tax rates

	2022	2021	2020
	RMB million	RMB million	RMB million
Loss before income tax	(31,550)	(13,910)	(15,195)

Notional tax on loss before taxation, calculated at the rates applicable to loss in the tax jurisdictions concerned (Note 16(a))	(7,678)	(3,380)	(3,667)

Adjustments for tax effect of:
Non-deductible expenses	90	96	102
Share of results of associates and joint ventures and other non-taxable income	(76)	(70)	111
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognized	6,956	489	80
Reversal of tax losses recognized as deferred tax assets in prior years	2,916	—	—
Utilization of unused tax losses and deductible temporary differences for which no deferred tax assets were recognized in prior years	(1)	(32)	(8)
(Over)/ under-provision in prior year	(2)	35	48
Super deduction of research and development expenses	(39)	(32)	(34)

Income tax expense/ (credit)	2,166	(2,894)	(3,368)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

17	Other comprehensive income

	2022	2021	2020
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	—	21	(30)
Reclassification adjustments for amounts transferred to profit or loss:
- interest expense (Note 15)	—	21	(15)
Net deferred tax (debited)/ credited to other comprehensive income	—	(10)	11

	—	32	(34)

Equity investments measured at FVOCI:
Changes in fair value recognized during the year	142	(236)	(250)
Net deferred tax (debited)/credited to other comprehensive income	(35)	60	63

	107	(176)	(187)

Share of other comprehensive income of associates
Will not be reclassified to profit or loss	—	(2)	(2)
Are or may be reclassified subsequently to profit or loss	—	3	(3)

	—	1	(5)

Differences resulting from the translation of foreign currency financial statements	1	—	8

Other comprehensive income for the year	108	(143)	(218)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

18	Loss per share
The calculation of basic loss per share for the year ended December 31, 2022 is based on the loss attributable to equity shareholders of the Company of RMB32,699 million (2021: RMB12,106 million, 2020: RMB10,847 million) and the weighted average of 17,205,242,710 shares in issue during the year (2021: 16,201,129,384 shares, 2020: 14,056,887,174 shares).

	2022	2021	2020
	million	million	million
Issued ordinary shares at January 1	16,948	15,329	12,267
Effect of issuance of shares	257	872	1,790

Weighted average number of ordinary shares at December 31	17,205	16,201	14,057

The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the years ended December 31, 2022, 2021 and 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At January 1, 2021	522	21,475	114,380	25,025	9,936	171,338
Additions	—	66	2,855	487	668	4,076
Transferred from construction in progress (Note 20)	—	2,097	8,796	434	486	11,813
Reclassification on change of holding intention
- transferred to other property, plant and equipment	(32)	32	—	—	—	—
- transferred from other property, plant and equipment	50	(50)	—	—	—	—
Transferred to assets held for sale	—	—	(6,309)	(152)	—	(6,461)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	2,761	—	—	2,761
Others	9	—	—	—	—	9
Disposals	(8)	(115)	(6,393)	(441)	(556)	(7,513)

At December 31, 2021	541	23,505	116,090	25,353	10,534	176,023

At January 1, 2022	541	23,505	116,090	25,353	10,534	176,023

Additions	—	30	2,356	554	430	3,370
Transferred from construction in progress (Note 20)	—	788	4,360	65	141	5,354
Transferred from other assets (Note 30)	—	1,012	88	—	—	1,100
Reclassification on change of holding intention
- transferred to other property, plant and equipment	(122)	122	—	—	—	—
- transferred from other property, plant and equipment	146	(146)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	7,032	246	—	7,278
Transferred from right-of-use assets to investment properties (Note 21)	19	—	—	—	—	19
Transferred to assets held for sale (e)	—	—	(2,861)	—	—	(2,861)

Disposals

- disposals (c)	(7)	(65)	(10,558)	(186)	(221)	(11,037)

- disposal of subsidiaries (d)	—	(62)	—	(2,114)	(39)	(2,215)

At December 31, 2022	577	25,184	116,507	23,918	10,845	177,031

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At January 1, 2021	210	5,440	59,517	14,308	5,717	85,192
Depreciation charge for the year	16	712	5,673	1,394	1,040	8,835
Reclassification on change of holding intention
- transferred to other property, plant and equipment	(19)	19	—	—	—	—
- transferred from other property, plant and equipment	35	(35)	—	—	—	—
Transferred to assets held for sale	—	—	(2,746)	(66)	—	(2,812)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	1,202	—	—	1,202
Disposals	(6)	(28)	(4,270)	(406)	(414)	(5,124)
Provision for impairment losses	—	—	914	80	—	994
Impairment losses transferred to assets held for sale	—	—	(2,581)	(60)	—	(2,641)
Impairment losses written-off on disposals	—	—	(809)	—	—	(809)
At December 31, 2021	236	6,108	56,900	15,250	6,343	84,837

At January 1, 2022	236	6,108	56,900	15,250	6,343	84,837

Depreciation charge for the year	19	758	5,601	1,215	1,066	8,659
Reclassification on change of holding intention
- transferred to other property, plant and equipment	(38)	38	—	—	—	—
- transferred from other property, plant and equipment	25	(25)	—	—	—	—
Transferred from right-of- use assets on exercise of purchase option (Note 21)	—	—	3,680	58	—	3,738
Transferred from right-of-use assets to Investment properties (Note 21)	1	—	—	—	—	1
Transferred to assets held for sale (e)	—	—	(2,178)	—	—	(2,178)
Disposals
-disposals (c)	(7)	(29)	(7,239)	(137)	(185)	(7,597)
-disposal of subsidiaries (d)	—	(39)	—	(1,279)	(29)	(1,347)

Provision for impairment losses (a)	—	—	348	68	—	416

Impairment losses transferred from right-of-use assets (Note 21)	—	—	429	—	—	429
Impairment losses written-off on disposals (c)	—	—	(444)	—	—	(444)

At December 31, 2022	236	6,811	57,097	15,175	7,195	86,514

Net book value:
At December 31, 2022	341	18,373	59,410	8,743	3,650	90,517

At December 31, 2021	305	17,397	59,190	10,103	4,191	91,186

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

(a)
As at December 31, 2022, the Group reported aircraft and related equipment in the amount of RMB192,737 million. For the year ended December 31, 2022, the Group made impairment provision of RMB449 million in aggregate towards certain aged or market value declined aircraft and related equipment based on its fleet disposal plans. Among which, the impairment provision for owned aircraft and related equipment were RMB416 million, and the impairment provision for leased aircraft and related equipment were RMB33 million (Note 21). Provision were made when asset’s carrying amount exceed its recoverable amount. The estimated recoverable amounts of above aircraft and related equipment with impairment indications were based on the fair value less cost to sell, which was determined by reference to the appraisal results valued by external appraisal expert based on the cost method or market method.

(b)	As at December 31, 2022, no property, plant and equipment of the Group were mortgaged for bank borrowings (December 31, 2021: n i l ).

(c)
During the year, the Group disposed certain aircraft directly and disposed certain aircraft through sale and leaseback agreement, against which cost, accumulated depreciation and impairment losses of the aircraft had been reduced with an aggregate amount of RMB8,662 million, RMB5,620 million and RMB444 million respectively.

During the year, the Group derecognized certain aircraft under finance lease agreements as a lessor, against which cost and accumulated depreciation of the aircraft had been reduced with an aggregate amount of RMB241 million and RMB0 respectively, and a long-term receivable was recognized accordingly. As at December 31, 2022, the balance of long-term receivable was RMB896 million (including the balance due within one year) (December 31, 2021: RMB783 million) (Note 26).

(d)
During the year, the Group lost control of Southern Airlines General Aviation Company Limited (“
General Aviation Limited
”) (Note 23(iii)) and certain property, plant and equipment, right-of-use
assets and other assets held by
General Aviation Limited
with carrying value of approximately RMB868 million, RMB75 million and RMB1 million were derecognized respectively.

(e)
During the year, certain aircrafts with carrying amount of RMB683 million were classified as held for sale as the carrying amount will be recovered principally through a sale transaction rather than through continuing use.

(f)
As at December 31, 2022 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the certain properties located in mainland China, in which the Group has interests and for which such certificates have not been granted. As at December 31, 2022, carrying value of such properties of the Group amounted to RMB11,085 million (December 31, 2021: RMB10,554 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

( g )
The Group leased out investment properties and facilities under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the leases after that date at which time all contract terms are renegotiated. In this connection, rental income totalling RMB198 million (2021: RMB232 million; 2020: RMB186 million) was recognized by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cessation of lease.
The Group’s total future minimum lease income under
non-cancellable
operating leases are as follows:

	2022	2021
	RMB million	RMB million
Within 1 year	32	47
After 1 year but within 5 years	89	130
After 5 years	33	72

	154	249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

19	Property, plant and equipment, net (continued)

( h )
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

20	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
At January 1, 2021	29,342	3,065	32,407
Additions	10,464	1,821	12,285
Transferred to property, plant and equipment (Note 19)	(9,230)	(2,583)	(11,813)
Transferred to right-of-use assets (Note 21)	(454)	(61)	(515)
Transferred to others	—	(517)	(517)

At December 31, 2021	30,122	1,725	31,847

At January 1, 2022	30,122	1,725	31,847
Additions	11,918	957	12,875
Transferred to property, plant and equipment (Note 19)	(4,425)	(929)	(5,354)
Transferred to right-of-use assets (Note 21)	(5,777)	—	(5,777)
Transferred to others (Note 30)	—	(291)	(291)

At December 31, 2022	31,838	1,462	33,300

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

21	Right-of-use assets

	Aircraft and engines	Land use rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:

At January 1, 2021	220,701	6,481	3,022	765	230,969
Additions	3,493	343	1,194	243	5,273
Transferred from construction in progress (Note 20)	302	61	—	152	515
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,761)	—	—	—	(2,761)
Transferred to assets held for sale	(1,582)	—	—	—	(1,582)
Disposals	(5,959)	(75)	(931)	(26)	(6,991)

At December 31, 2021	214,194	6,810	3,285	1,134	225,423

At January 1, 2022	214,194	6,810	3,285	1,134	225,423
Additions	5,500	12	579	11	6,102
Transferred from construction in progress (Note 20)	5,706	—	—	71	5,777
Transferred from right-of-use assets to investment properties (Note 19)	—	(19)	—	—	(19)
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(7,032)	—	—	(246)	(7,278)
Disposals

- disposals	(1,607)	(53)	(582)	(145)	(2,387)

- disposal of subsidiaries (Note 19(d))	—	(47)	(13)	(64)	(124)

At December 31, 2022	216,761	6,703	3,269	761	227,494

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

21	Right-of-use assets (continued)

	Aircraft and engines	Land use rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated amortization and impairment losses:
At January 1, 2021	77,338	947	1,502	117	79,904
Amortization charge for the year	13,616	140	954	178	14,888
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(1,202)	—	—	—	(1,202)
Transferred to assets held for sale	(616)	—	—	—	(616)
Disposals	(5,959)	—	(913)	(21)	(6,893)
Provision for impairment losses	1,585	—	—	—	1,585
Impairment losses transferred to assets held for sale	(682)	—	—	—	(682)

At December 31, 2021	84,080	1,087	1,543	274	86,984

At January 1, 2022	84,080	1,087	1,543	274	86,984
Amortization charge for the year	13,767	173	937	190	15,067
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(3,680)	—	—	(58)	(3,738)
Transferred from right-of-use assets to investment properties (Note 19)	—	(1)	—	—	(1)
Disposals
- disposals	(1,594)	(25)	(563)	(145)	(2,327)
- disposal of subsidiaries (Note 19(d))	—	(12)	(6)	(31)	(49)
Impairment losses transferred to property, plant and equipment (Note 19)	(429)	—	—	—	(429)
Provision for impairment losses (Note 19(a))	33	—	—	—	33

At December 31, 2022	92,177	1,222	1,911	230	95,540

Net book value:
At December 31, 2022	124,584	5,481	1,358	531	131,954

At December 31, 2021	130,114	5,723	1,742	860	138,439

The Group was formally granted the rights to use certain parcels of land by the relevant PRC authorities for periods of 30 to 70 years, which expire before 207
3
.
As at December 31, 2022 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain parcels of land used by the Group. As at December 31, 2022, carrying value of such land use rights of the Group amounted to RMB2,903 million (December 31, 2021: RMB2,987 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.
As at December 31, 2022, no land use right of the Group was mortgaged for bank borrowings (December 31, 2021: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

21	Right-of-use assets (continued)

In addition to the amortization charged, the analysis of expense items in relation to leases recognized in profit or loss is as follows:

	2022	2021	2020
	RMB million	RMB million	RMB million
Interest on lease liabilities (Note 15)	3,899	4,434	5,180
Interest rate swaps: cash flow hedge, reclassified from equity (Note 15)	—	21	(15)
Expense relating to short-term leases	1,067	1,241	1,257
Expense relating to leases of variable lease payments not included in the measurement of lease liabilities	88	124	106
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
The Group early adopted the Amendment to IFRS 16,
COVID-19-related
rent concessions beyond June 30, 2021 and applied the practical expedient to all leases except for aircraft and engine leases with eligible rent concessions received by the Group during the year. There is no rent concession received for the year ended December 31, 2022 (December 31, 2021:

nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

22	Goodwill

	2022	2021
	RMB million	RMB million
Cost and carrying amount:	237	237

Impairment tests for cash-generating units containing goodwill

	2022	2021
	RMB million	RMB million
Southern Airlines Group Import and Export Trading Company (“SAIETC”)	182	182
Xiamen Airlines Culture and Media Co., Ltd.	55	55

Total	237	237

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
discount rates ranging from 10.5% to 13.5% (2021: 10.5% to 13.5%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries
All th
e
 subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
Xiamen Airlines Company Limited (“Xiamen Airlines”) (i)	PRC	RMB14,000,000,000	55%	Airline transportation
China Southern Airlines Henan Airlines Company Limited (i)	PRC	RMB6,000,000,000	60%	Airline transportation
Chongqing Airlines Company Limited (i)	PRC	RMB1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (i)	PRC	RMB280,000,000	60%	Airline transportation
Zhuhai Airlines Company Limited (i)	PRC	RMB250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited (i)	PRC	RMB1,281,000,000	60%	Airline transportation
China Southern Air Logistics Co., Ltd. (“Logistics Company”) (i)	PRC	RMB1,818,181,820	55%	Logistics operations
Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB240,000,000	70.50%	Air catering
Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB100,000,000	100%	Airport ground services
Nan Lung International Freight Limited	Hong Kong	HKD3,270,000	51%	Freight services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (c ont inued)

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
SAIETC (i)	PRC	RMB30,000,000	100%	Import and export agent services
Zhuhai Xiang Yi Aviation Technology Company Limited (i)	PRC	RMB469,848,400	100%	Flight simulation services
China Southern Airlines Xiongan Airlines Company Limited (i)	PRC	RMB10,000,000,000	100%	Airline transportation
Shenyang Northern Aircraft Maintenance Co., Ltd. (i)	PRC	RMB31,520,545	100%	Aircraft repair and maintenance services
Guangdong Southern Airline Pearl Aviation Services Company Limited (i)	PRC	RMB5,000,000	100%	Hotel management services
Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd. (i)	PRC	RMB2,000,000,000	100%	Leasing services

(i)	These subsidiaries are PRC limited liability companies.
(ii)	This subsidiary is a sino-foreign equity joint venture company established in the PRC.
(iii)	General Aviation Limited
On Decemb
e
r 18, 2020, c
e
rtain third parties invested into General Aviation Limited by means of capital injection and acquisition
of the Company’s partial equity interests in General Aviation Limited, the Company’s equity interests in General Aviation Limited were decreased from
100% to 57.88%.

Changes in the Company’s equity interests do not result in a loss of control of General Aviation Limited.
The above transactions had the following effect on the Group’s other reserves in equity:

RMB million
Cash consideration received from third parties on partial disposal of equity interests	332
Capital injection from third parties	510
Less: Portion of net assets of General Aviation Limited disposed	667

Other reserves in equity	175

General Aviation Limited was disposed on September 27, 2022 at a consideration of RMB
1,177
 million. Since then, the Group lost control of General Aviation Limited, and General Aviation Limited was no longer within the consolidation scope. The operating results and cash flow of General Aviation Limited before disposal had been included in the consolidated income statement and consolidated cash flow statement of the Group this year. The Group recognized a net gain of RMB million on disposal of General Aviation Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(iv)	Logistics Company
On December 24, 2020, certain third parties made capital injections into Logistics Company, causing a decrease of the Company’s equity interests in Logistics Company from 100% to 55%. Changes in the Company’s equity interests do not result in a loss of control of Logistics Company.
The above transactions had the following effect on the Group’s other reserves in equity:

RMB million
Capital injection from third parties	3,355
Less: Portion of net assets of Logistics Company disposal	2,830

Other reserves in equity	525

(v)	China Southern West Australian Flying College Pty Ltd. (“Flying College”)
Flying College, a former subsidiary of the Company, went into liquidation process on December 21, 2020. Since then, the Group lost control of Flying College, and Flying College was no longer within the consolidation scope. The operating results and cash flow of Flying College before ent
e
ring the liquidation process had been included in the consolidated income statement and consolidated cash flow statement of the Group this year. The Group recognized a net loss of RMB
8
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
The above transactions had the following effect on the Group’s other reserves in equity:

RMB million
Cash consideration paid	260
Less: Portion of net assets of Baiyun Logistic acquired	105

Other reserves in equity	155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

23	Subsidiaries (continued)

(vii)	Material non-controlling interests
As at December 31, 2022, the balance of total
non-controlling
interests is RMB14,084 million (December 31, 2021: RMB16,657 million), of which RMB 8,100 million (December 31, 2021:
RMB
9,103 million) is for Xiamen Airlines and RMB 6,058 million (December 31, 2021: RMB4,814 million) is for Logistics Company. The rest of non-controlling
interests are not individually material.

•	Set out below are the summarized financial information for Xiamen Airlines.

	2022	2021
	RMB million	RMB million
Non-controlling interests percentage	45%	45%

Current assets	4,016	3,137
Non-current assets	47,173	48,775
Current liabilities	(18,235)	(18,601)
Non-current liabilities	(15,442)	(13,781)
Net assets	17,512	19,530
Carrying amount of non-controlling interests	8,100	9,103

Revenue	20,079	21,037
Loss for the year	(2,122)	(938)
Total comprehensive income	(2,018)	(1,071)
Loss allocated to non-controlling interests	(1,049)	(455)
Dividend paid to non-controlling interests	—	—

Net cash generated from operating activities	3,423	4,291
Net cash used in investing activities	(1,999)	(1,099)
Net cash used in financing activities	(1,489)	(2,529)

•	Set out below are the summarized financial information for Logistics Company.

	2022	2021
	RMB million	RMB million
Non-controlling interests percentage	45%	45%

Current assets	10,330	12,124
Non-current assets	6,543	2,046
Current liabilities	(3,535)	(3,505)
Non-current liabilities	(50)	(91)
Net assets	13,288	10,574
Carrying amount of non-controlling interests	6,058	4,814

Revenue	21,538	19,659
Profit for the year	4,654	5,693
Total comprehensive income	4,654	5,693
Profit allocated to non-controlling interests	2,113	2,572
Dividend paid to non-controlling interests	881	650

Net cash generated from operating activities	4,069	6,872
Net cash generated from/ (used) in investing activities	1,659	(3,390)
Net cash used in financing activities	(3,306)	(2,486)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

24	Interest in associates

	2022	2021
	RMB million	RMB million
Share of net assets	2,588	2,637

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as at December 31, 2022 are as follows:

			Proportion of ownership interest held by
	Place of establishment / operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Southern Airlines Group Finance Co., Ltd. (“Finance Company”)	PRC	48.59%	41.81%	6.78%	48.59%	Provision of financial services
Sichuan Airlines Co., Ltd. (“Sichuan Airlines”)	PRC	39%	39%	—	39%	Airline transportation
Southern Airlines Culture and Media Co., Ltd.(“SACM”)	PRC	40%	40%	—	40%	Advertising services
Shenyang Konggang Logistic Co., Ltd. (“Shenyang Konggang”)	PRC	45%	45%	—	45%	Ground services
Beijing Xingming Lake Jinyan Hotel Co., Ltd.	PRC	49%	—	49%	49%	Catering and accommodation services
Shangzhou Aviation Logistics Co., Ltd.	PRC	37.90%	—	37.90%	37.90%	Airline transportation
Beijing Airport Inflight Kitchen Co., Ltd.	PRC	30%	30%	—	30%	Air catering services
Xinjiang Civil Aviation Property Management Limited	PRC	42.80%	42.80%	—	42.80%	Property management
There is no associate that is individually material to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

24	Interest in associates (continued)

The Group has interest in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2022	2021	2020
	RMB million	RMB million	RMB million
Aggregate carrying amount of individually immaterial associates	2,588	2,637	2,449
Aggregate amounts of the Group’s share of:
(Loss)/profit from continuing operations	(13)	9	(776)
Other comprehensive income	—	1	(5)

Total comprehensive income	(13)	10	(781)

(i)	Disposal of associates
In 2022, the Group fully disposed its equity interests in Beijing Xinghang Airport Property Company Limited at a consideration of RMB43 million and recorded a disposal gain of RMB42 million. In addition, the Group disposed Xiahang Travel Service Company Limited (Taiwan) through liquidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

25	Interest in joint ventures

	2022	2021
	RMB million	RMB million
Share of net assets	3,618	3,341

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at December 31, 2022 are as follows:

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
The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as follows:

	2022	2021	2020
	RMB million	RMB million	RMB million
Aggregate carrying amount of individually immaterial joint ventures	3,618	3,341	3,225
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	304	271	309

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

26	Financial assets

		2022	2021
	Notes	RMB million	RMB million
Other equity instrument investments (FVOCI)	(i)
- Non-tradable listed shares		659	523
- Non-listed shares		—	40

		659	563

Other non-current financial assets (FVPL)	(i)
- Listed shares		21	68
- Non-listed shares		28	27
Other non-current financial assets (amortized cost)	(ii)
- Long-term receivables		387	494

		436	589

Notes:

(i)	Dividend income generated from the investments amounted to RMB7 million for the year of 2022 in total (2021: RMB4 million).
(ii)
In 2022 and 2021, the Group derecognized certain aircraft under finance lease agreements as a lessor and recognized long-term receivables. As at December 31, 2022, long-term receivables (including the portion due within one year) was RMB
896

million (December 31, 2021: RMB783 million) (Note 19(c)), among which RMB million was recorded in the amounts due from related companies (December 31, 2021: RMB183 million) (Note 42(a)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

27	Derivative financial assets/(liabilities)

			2022	2021
	Note		RMB million	RMB million
Derivative financial assets:
Interest rate swaps	(i	)
- Non-current			27	—
- Current			2	—
Derivative financial liabilities:
Interest rate swaps	(i	)
- Non-current			—	(20)
Derivative component of convertible bonds
- Current	(ii	)	(1,708)	(1,222)
Notes:

(i)
In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% per annum to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at December 31, 2022 amounted to USD123 million (December 31, 2021: USD190 million).

(ii)
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

Any excess of proceeds over the fair value amount initially recognized as the derivative component is recognized as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognized initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortized cost using the effective interest method.
For the year ended December
31
,
2022
,

1,920
convertible bonds were converted to A shares (for the year ended December
31
,
2021
,
101,034,070
convertible bonds were converted to A
 shares) at the conversion price from RMB6.17 per share to RMB6.24 per share. As at December 31, 2022, the carrying amount of liability component of the remaining
58,964,010
A share convertible bonds was RMB
5,250
 million (
December 31, 2021
:
58,965,930
A share convertible bonds with a carrying amount of RMB
4,992
million) (Note
36
(a)), and the fair value of the derivative component of
 the
remaining
58,964,010
A share convertible bonds was RMB
1,708
 million (
December 31, 2021
:
58,965,930
A share convertible bonds with fair value of RMB
1,222
million). For the year ended December
31
,
2022
, the loss on the changes in fair value of the derivative component amounted to RMB million was recognized (
December 31, 2021
: loss on the changes in fair value amounted to RMB
269
million) (Note
28)
.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

28	Changes in fair value of financial assets/ liabilities

	2022	2021
	RMB million	RMB million
Other non-current financial assets (FVPL)	(3)	3
Interest rate swaps measured at FVPL	49	17
Forward foreign exchange and foreign exchange options contracts	52	(60)
Derivative component of convertible bonds (Note 27(ii))	(486)	(269)

	(388)	(309)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets / (liabilities)

(a)	Movements of net deferred tax assets are as follows:

	At December 31, 2021	(Charged)/ credited to consolidated income statement	Charged to other comprehensive income	(Charged)/ credited to retain earnings	Disposal of subsidiaries	At December 31, 2022
	RMB million	RMB million	RMB Million	RMB Million	RMB Million	RMB million
For the year ended December 31, 2022
Deferred tax assets:
Net effect on right-of-use assets	1,575	(102)	—	—	—	1,473
Accrued expenses	1,542	788	—	—	—	2,330
Provision for major overhauls	483	103	—	—	—	586
Contract liabilities/other non-current liabilities	56	(21)	—	—	—	35
Provision for impairment losses	1,493	(875)	—	—	—	618
Provision for tax losses	8,093	(147)	—	14	—	7,960
Change in fair value of derivative financial instruments	22	109	—	—	—	131
Change in fair value of other equity instrument investments	15	—	(1)	(14)	—	—
Depreciation allowances under tax in excess of the related depreciation under accounting	74	(74)	—	—	—	—
Others	142	49	—	—	(1)	190

	13,495	(170)	(1)	—	(1)	13,323

Deferred tax liabilities:
Accrued expenses	(6)	6	—	—	—	—
Depreciation allowances under tax in excess of the related depreciation under accounting	(519)	(166)	—	—	—	(685)
Change in fair value of other equity instrument investments	(121)	—	(34)	—	—	(155)
Change in fair value of other non-current financial assets	(17)	8	—	—	—	(9)
Fair value re-measurement of identifiable assets in business combination	(25)	2	—	—	—	(23)
Others	(10)	6	—	—	—	(4)

	(698)	(144)	(34)	—	—	(876)

Net deferred tax assets	12,797	(314)	(35)	—	(1)	12,447

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets / (liabilities) (continued)

(a)	Movements of net deferred tax assets are as follows (continued):

	At December 31, 2020	(Charged)/ credited to consolidated income statement	(Charged)/ credited to other comprehensive income	At December 31, 2021
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2021
Deferred tax assets:
Net effect on right-of-use assets	1,307	268	—	1,575
Accrued expenses	1,456	86	—	1,542
Provision for major overhauls	361	122	—	483
Contract liabilities/other non-current liabilities	57	(1)	—	56
Provision for impairment losses	1,118	375	—	1,493
Provision for tax losses	4,288	3,805	—	8,093
Change in fair value of derivative financial instruments	10	22	(10)	22
Change in fair value of other equity instrument investments	—	—	15	15
Depreciation allowances under tax in excess of the related depreciation under accounting	—	74	—	74
Others	130	12	—	142

	8,727	4,763	5	13,495

Deferred tax liabilities:
Accrued expenses	(144)	138	—	(6)
Depreciation allowances under tax in excess of the related depreciation under accounting	(669)	150	—	(519)
Change in fair value of other equity instrument investments	(166)	—	45	(121)
Change in fair value of other non-current financial assets	(16)	(1)	—	(17)
Change in fair value of derivative financial liabilities	(34)	34	—	—
Fair value re-measurement of identifiable assets in business combination	(27)	2	—	(25)
Others	(12)	2	—	(10)

	(1,068)	325	45	(698)

Net deferred tax assets	7,659	5,088	50	12,797

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
years, and the Group’s tax losses occurred in other years can be carried forward for 5 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

29	Deferred tax assets / (liabilities) (continued)

(b)	Reconciliation to the consolidated statement of financial position:

	2022	2021
	RMB million	RMB million
Net deferred tax asset recognized in the statement of financial position	12,471	12,823
Net deferred tax liability recognized in the statement of financial position	(24)	(26)

	12,447	12,797

(c)	Deferred tax assets not recognized
The Group’s unused tax losses of RMB43,348 million (2021: RMB3,020 million) have not been recognized as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilized will be available before they expire. The expiry dates of unrecognized unused tax losses are analyzed as follows:

	2022	2021
	RMB million	RMB million
Expiring in ：
2022	—	82
2023	109	109
2024	336	336
2025	157	—
2026	11,715	1,515
2027	27,317	—
2028	3,714	978

	43,348	3,020

As at December 31, 2022, the Group’s other deductible temporary differences amounting to RMB1,610 million (December 31, 2021: RMB1,094 million) have not been recognized as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

30	Other assets

	Software	Leasehold improvements	Others	Total
	RMB million	RMB million	RMB Million	RMB million
			(Note)
At January 1, 2021	608	284	1,985	2,877
Additions	83	43	253	379
Transferred from construction in progress	474	28	—	502
Disposal	—	(7)	(4)	(11)
Amortization for the year	(330)	(105)	(83)	(518)
Provision for impairment losses	—	(18)	—	(18)

At December 31, 2021	835	225	2,151	3,211

At January 1, 2022	835	225	2,151	3,211
Additions	297	12	123	432
Transferred from construction in progress (Note 20)	272	19	—	291
Transferred to property, plant and equipment (Note 19)	—	—	(1,100)	(1,100)
Transferred to others	—	—	(18)	(18)
Disposal	(1)	—	—	(1)
Disposal of subsidiaries (Note 19(d))	(1)	—	—	(1)
Amortization for the year	(336)	(91)	(113)	(540)

At December 31, 2022	1,066	165	1,043	2,274

Note:	As at December 31, 2022, the amounts include prepayments of RMB495 million made to related parties for acquisition of long-term assets (December 31, 2021: RMB1,302 million) ( Note 42(b)&50(c)).

31	Inventories

	2022	2021
	RMB million	RMB million
Consumable spare parts and maintenance materials	1,444	1,559
Other supplies	153	173

	1,597	1,732

Less: provision	(210)	(80)

	1,387	1,652

Provision for inventories is shown as below:

	2022	2021
	RMB million	RMB million
At January 1	80	72
Provision for inventories	133	17
Written-off upon disposal	(2)	(9)
Disposal of subsidiaries	(1)	—

At December 31	210	80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

32	Trade receivables

	2022	2021
	RMB million	RMB million
Trade receivables	2,672	2,897
Less: loss allowance	(53)	(39)

	2,619	2,858

(a)	Ageing analysis
Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2022	2021
	RMB million	RMB million
Within 1 month	1,942	2,337
More than 1 month but less than 3 months	425	273
More than 3 months but less than 12 months	231	236
More than 1 year	74	51

	2,672	2,897
Less: loss allowance	(53)	(39)

	2,619	2,858

All of the trade receivables are expected to be recovered within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

32	Trade receivables (continued)

(b)	Trade receivables by currencies
The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2022	2021
	RMB million	RMB million
RMB	2,399	2,631
USD	189	195
EURO	8	16
HKD	5	11
AUD	17	9
BDT	7	7
Others	47	28

	2,672	2,897

33	Other receivables

		2022	2021
	Notes	RMB million	RMB million
VAT recoverable		5,609	7,854
Government grants receivables	(i)	985	474
Rebate receivables on aircraft acquisitions		493	302
Other deposits		166	155
Others	(ii)	822	972

		8,075	9,757
Less: loss allowance	(iii)	(136)	(158)

		7,939	9,599

Notes:

(i)	Government grants receivables are recognized as there is reasonable assurance that they will be received and the Group has complied with the conditions attaching to them.
(ii)
The amounts include term deposits of RMB177 million (December 31, 2021: RMB227 million), which have a maturity over 3 months at acquisition. The weighted average annualized interest rate of term deposits as at December 31, 2022 was 1.91% (December 31, 2021: 1.95%).

(iii)
The Group lost control of Flying College in December 2020 (Note 23 (v)). As at December 31, 2021 and 2020, prepayment of training expenses made to Flying College amounting to RMB
148
 million was fully impaired. In 2022, as the unsecured creditor, the Group received an interim amount of the liquidation distribution from Flying College in the amount of RMB
29

million, and thus reversed loss allowance of RMB29 million accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2022	2021
	RMB million	RMB million
Deposits in banks and other financial institution	1,173	1
Cash at bank and other financial institution and on hand	18,716	21,455

Cash and cash equivalents in the consolidated statement of financial position	19,889	21,456

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2022	2021
	RMB million	RMB million
RMB	17,864	20,457
USD	1,645	782
EURO	180	88
AUD	23	20
JPY	27	12
HKD	45	31
Others	105	66

	19,889	21,456

NOTES	TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(b)	Reconciliation of loss before income tax to cash generated from operating activities

	Note	2022 RMB million	2021 RMB million	2020 RMB million
Loss before income tax		(31,550)	(13,910)	(15,195)

Adjustments for:
Depreciation and amortization	12	24,266	24,241	24,590
Impairment losses on property, plant and equipment	19	416	994	3,279
Impairment losses on right-of-use assets	21	33	1,585	682
Impairment losses on other assets	30	—	18	—
Disposal of subsidiaries		(215)	—	8
Disposal of associates		(42)	—	—
Credit losses	11	(3)	(1)	164
Share of associates’ results	24	13	(9)	776
Share of joint ventures’ results	25	(304)	(271)	(309)
Gain on disposal of property, plant and equipment and construction in progress	14	(300)	(363)	(57)
Changes in fair value of financial assets/ liabilities	28	388	309	(53)
Interest income		(457)	(675)	(322)
Interest expense	15	6,006	6,202	6,716
Dividends income from other non-current financial assets	26	(7)	(4)	(23)
Exchange loss/ (gain), net		3,496	(1,524)	(3,170)
Changes in working capital:
Decrease in inventories		187	108	133
Increase/ (decrease) in contract liabilities and other non-current liabilities		73	(85)	(134)
Decrease in sales in advance of carriage		(333)	(281)	(6,306)
Increase/ (decrease) in deferred benefits and gains	46	35	(44)	(64)
Decrease/ (increase) in operating receivables		1,364	(1,593)	1,408
Increase/ (decrease) in operating payables		2,741	580	(1,396)

Cash generated from operating activities		5,807	15,277	10,727

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities:

	Bank loans and other borrowings	Lease liabilities	Interest rate swaps (liabilities/ (asset))	Derivative component of convertible bonds	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 36)	(Note 37)	(Note 27)	(Note 27)
At January 1, 2022	96,267	102,749	20	1,222	200,258
Changes from financing cash flows:

Proceeds from bank borrowings	75,429	—	—	—	75,429
Proceeds from ultra-short-term financing bills	27,500	—	—	—	27,500
Proceeds from corporate bonds	3,900	—	—	—	3,900
Repayment of bank borrowings	(36,359)	—	—	—	(36,359)
Repayment of ultra-short-term financing bills	(39,600)	—	—	—	(39,600)
Repayment of corporate bonds	(7,500)	—	—	—	(7,500)
Capital element of lease rentals paid(Note 34(d))	—	(21,960)	—	—	(21,960)

Total changes from financing cash flows	23,370	(21,960)	—	—	1,410

Exchange adjustments	(42)	3,497	—	—	3,455

Changes in fair value	—	—	(49)	486	437

Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 52)	—	10,476	—	—	10,476
Amortization amount of convertible bonds	275	—	—	—	275
Impact of accrued interest expense	(90)	—	—	—	(90)

Total other changes	185	10,476	—	—	10,661

At December 31, 2022	119,780	94,762	(29)	1,708	216,221

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities (continued) :

	Bank loans and other borrowings RMB million	Lease liabilities RMB million	Interest rate swaps (liabilities/(assets)) RMB million	Derivative component of convertible bonds RMB million	Total RMB million
	(Note 36)	(Note 37)	(Note 27)	(Note 27)
At January 1, 2021	78,233	121,213	53	3,092	202,591

Changes from financing cash flows:
Proceeds from bank borrowings	76,910	—	—	—	76,910
Proceeds from ultra-short-term financing bills	82,500	—	—	—	82,500
Proceeds from corporate bonds	9,000	—	—	—	9,000
Repayment of bank borrowings	(70,437)	—	—	—	(70,437)
Repayment of ultra-short-term financing bills	(68,900)	—	—	—	(68,900)
Repayment of corporate bonds	(3,749)	—	—	—	(3,749)
Capital element of lease rentals paid (Note 34(d))	—	(21,613)	—	—	(21,613)

Total changes from financing cash flows	25,324	(21,613)	—	—	3,711

Exchange adjustments	—	(1,474)	—	—	(1,474)

Changes in fair value	—	—	(33)	269	236

Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 52)	—	4,623	—	—	4,623
Conversion of convertible bonds to ordinary shares (Note 52)	(8,317)	—	—	(2,139)	(10,456)
Amortization amount of convertible bonds	456	—	—	—	456
Impact of accrued interest expense	571	—	—	—	571

Total other changes	(7,290)	4,623	—	(2,139)	(4,806)

At December 31, 2021	96,267	102,749	20	1,222	200,258

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

34	Cash and cash equivalents (continued)

(d)	Total cash outflow for leases
Amounts included in the cash flow statement for leases comprise the following:

	2022 RMB million	2021 RMB million	2020 RMB million
Within operating cash flows	(5,054)	(5,794)	(6,528)
Within investing cash flows	(12)	(343)	(45)
Within financing cash flows	(21,960)	(21,613)	(20,670)

	(27,026)	(27,750)	(27,243)

These amounts relate to the following:

	2022 RMB million	2021 RMB million	2020 RMB million
Lease rentals paid	(27,014)	(27,407)	(27,198)
Acquisition of land use rights	(12)	(343)	(45)

	(27,026)	(27,750)	(27,243)

35	Assets held for sale

	2022 RMB million	2021 RMB million
Aircraft and other flight equipment	709	1,292

As at December 31, 2022, assets held for sale represents certain aircraft and other flight equipment to be delivered. The carrying amount of aircraft and other flight equipment is RMB709 million. As at December 31, 2022, the transaction price with third party is higher than the carrying amount of the assets, and the sale is expected to be completed in 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

36	Borrowings

(a)	Borrowings are analyzed as follows:

	2022 RMB million	2021 RMB million
Non-current

Long-term borrowings	15,316	15,389
Corporate bonds (Note (ii))	—	1,000
Convertible bonds (Note 27(ii))	5,240	4,984
Medium-term notes (Note (iii))	13,888	16,981

	34,444	38,354

Current

Current portion of long-term borrowings	10,773	169
Short-term borrowings	53,674	25,116
Ultra-short-term financing bills	12,536	24,710
Current portion of corporate bonds and medium-term notes (Notes (ii)&(iii))	8,343	7,910
Current portion of convertible bonds (Note 27(ii))	10	8
	85,336	57,913

Total borrowings	119,780	96,267

The borrowings are repayable:
Within one year	85,336	57,913
In the second year	14,167	18,611
In the third to fifth year	17,599	16,747
After the fifth year	2,678	2,996

Total borrowings	119,780	96,267

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

36	Borrowings (continued)

(a)	Borrowings are analyzed as follows (continued):

Notes:

(i)	As at December 31, 2022, the Group did not have any secured bank borrowings (December 31, 2021: nil).
(ii)
The Company issued corporate bonds with aggregate nominal value of RMB3,000 million on February 21, 2019 at a bond rate of
3.45
% per annum with a term of
3
years. The bonds were redeemed by the Company in 2022 upon maturity.

The Company issued corporate bonds with aggregate nominal value of RMB2,000 million on May 16, 2019 at a bond rate of 3.72% per annum with a term of 3 years. The bonds were redeemed by the Company in 2022 upon maturity.
Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,500 million on November 20, 2019 at a bond rate of 3.58% per annum with a term of 3 years. The bonds were redeemed by Xiamen Airlines in 2022 upon maturity.
Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,000 million on March 16, 2020 at a bond rate of 2.95% per annum with a term of 3 years. As at December 31, 2022, the bonds will mature within 1 year.

(iii)
The Company issued medium-term notes with aggregate nominal value of RMB1,000 million in 2019 at an annual interest rate of 3.20% with a term of 3 years.
The medium-term notes
were redeemed by the Company in 2022 upon maturity.

The Company issued medium-term notes with aggregate nominal value of RMB8,000 million in 2020 at annual interest rates ranging from 2.44% to 3.28% with terms of 3 to 5 years. As at December 31, 2022, the medium-term notes
with aggregate nominal value of RMB7,000 million will mature within
1
year and RMB1,000 million will mature over
1
year.
The Company issued medium-term notes with aggregate nominal value of RMB9,000 million in 2021 at annual interest rates ranging from 2.90% to 3.20% with terms of 3 years. As at December 31, 2022, the medium-term notes
will mature over 1 year.
The Company issued medium-term notes with aggregate nominal value of RMB3,800 million in 2022 at annual interest rates ranging from 2.69% to 2.95% with terms of 3 years. As at December 31, 2022, the medium-term notes
will mature over 1 year.
Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB100 million in 2022 at annual interest rate of 3.00% per annum with a term of 3 years. As at December 31, 2022, the medium-term notes
will mature over 1 year.

(b)	As at December 31, 2022, the Group’s weighted average interest rates on short-term borrowings were 2.16% per annum (December 31, 2021: 2.20% per annum).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

36	Borrowings (continued)

(c)	Details of borrowings with original maturity over one year are as follows:

	2022 RMB million	2021 RMB million
Renminbi denominated borrowings
Fixed interest rate s at 1.20%~3.30% per annum as at December 31, 2022	22,667	12,483
Corporate bond - Fixed interest rate at 2.95%	1,024	7,666
Convertible bond - Fixed interest rate (Note 27(ii))	5,250	4,992
Medium-term notes - Fixed interest rate s at 2.44%~3.28%	21,207	18,225
Floating interest rates at 65%~70% of benchmark interest rate (stipulated by PBOC) as at December 31, 2022	3,422	3,075

	53,570	46,441
Less: borrowings due within one year classified as current liabilities	(19,126)	(8,087)

	34,444	38,354

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2022 RMB million	2021 RMB million
Renminbi	118,386	96,267
US Dollars	1,394	—

	119,780	96,267

(e)
The balance of short-term and long-term borrowings as at December 31, 2022 included entrusted loans from CSAH via Finance Company to the Group amounted to RMB13,007 million (December 31, 2021: RMB1,001 million), among which RMB
10,005
 million were repayable within one year (December 31, 2021: nil), and RMB
3,002
million were repayable over one year (December 31, 2021
: RMB1,001 million) (Note 50(d)(ii)).

(f)
Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to the Group’s certain financial ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at December 31, 2022, for short-term borrowings with an aggregate amount of RMB27,400 million, the loan covenants relating to certain financial ratios were breached (December 31, 2021: nil). The Group has obtained waiver from the respective financial institution, pursuant to which, the financial institution will not require the Group to repay the borrowings until the due dates, and will maintain the credit facilities granted to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

37	Lease liabilities
At December 31, 2022, the lease liabilities were payable as follows:

	2022 RMB million	2021 RMB million
Within 1 year	21,799	20,805
After 1 year but within 2 years	17,412	19,229
After 2 years but within 5 years	36,225	38,950
After 5 years	19,326	23,765

	94,762	102,749

	Obligations by denominated currencies
For the year ended December 31, 2022	Effective interest rate	USD RMB million	Japanese Yen RMB million	Renminbi RMB million	Euro RMB million	Other currencies RMB million	Total RMB million
Fixed interest rates	1.76%~4.90%	35,913	25	7,338	9	29	43,314
Floating interest rates	0.73%~7.72%	3,964	322	44,921	2,241	—	51,448

		39,877	347	52,259	2,250	29	94,762

	Obligations by denominated currencies
For the year ended December 31, 2021	Effective interest rate	USD RMB million	Japanese Yen RMB million	Renminbi RMB million	Euro RMB million	Other currencies RMB million	Total RMB million
Fixed interest rates	1.78%~4.90%	38,254	9	12,780	8	19	51,070
Floating interest rates	0.42%~5.22%	5,524	514	43,091	2,550	—	51,679

		43,778	523	55,871	2,558	19	102,749

The Group has significant lease liabilities which are denominated in USD as at December 31, 2022. The net exchange loss of RMB3,619 million for the year ended December 31, 2022 (2021: net exchange gain of RMB1,575 million, 2020: net exchange gain of RMB3,485 million) was mainly attributable to the translation of balances of lease liabilities which are denominated in USD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

38	Trade payables
Ageing analysis of trade payables based on transaction date is set out below:

	2022 RMB million	2021 RMB million
Within 1 month	420	403
More than 1 month but less than 3 months	437	221
More than 3 months but less than 6 months	265	221
More than 6 months but less than 1 year	129	268
More than 1 year	286	215

	1,537	1,328

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2022 RMB million	2021 RMB million
Renminbi	1,149	891
USD	382	431
Others	6	6

	1,537	1,328

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

39	Contract liabilities

	2022 RMB million	2021 RMB million
Unredeemed credits under the frequent flyer award programs (Note)	1,423	1,459
Others	73	83

	1,496	1,542

Note:
As at December 31, 2022, unredeemed credits under the frequent flyer award programs represent the aggregated amounts of the transaction price allocated to the remaining performance obligation, which is expected to be recognized as revenue in the future when the customers obtain control of the goods or services. Movement of unredeemed credits under the frequent flyer award programs is set out below:

	2022 RMB million	2021 RMB million
Balance at January 1	3,061	3,196
-Current	1,459	1,451
-Non-current	1,602	1,745

Addition as a result of increase of the unredeemed credits under the frequent flyer award programs	1,564	1,628
Reduction as a result of revenue recognized during the year	(1,452)	(1,763)
-Recognized as revenue from opening balance of contract liabilities	(1,084)	(1,344)
-Recognized as revenue from current year addition of contract liabilities	(368)	(419)
Balance at December 31	3,173	3,061

Representing:
-Current	1,423	1,459
-Non-current (Note 41)	1,750	1,602

40	Sales in advance of carriage
As at December 31, 2022, the amount of sales in advance of carriage represents revenue expected to be recognized in the future when the customers obtain control of and accept the passenger transportation services to be provided by the Group. During the year, RMB2,408 million which was included in the opening balance of the sales in advance of carriage (2021: RMB2,528 million) was recognized as revenue, and RMB1,151 million was refunded to the customers (2021: RMB1,267 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

41	Other non-current liabilities

	Note	2022 RMB million	2021 RMB million
Unredeemed credits under the frequent flyer award programs	39	1,750	1,602
Long-term payables (Note)		204	193
Others		—	29

		1,954	1,824

Note:
In 2020 and 2022, the Group disposed certain aircraft through sale and leaseback agreement, and the long-term payables were additional financing provided by buyer-lessor to the Group in aircraft sale and leaseback transactions. As at December 31, 2022, long-term payables (including the portion due within one year) was RMB531 million (December 31, 2021: RMB291 million), among which, RMB143 million was recorded in the amounts due to related companies (December 31, 2021: nil) (Note 42(c)).

42	Balances with related companies

(a)	Amounts due from related companies

	Note	2022 RMB million	2021 RMB million
Current
CSAH and its affiliates		10	14
Associates		76	72
Joint ventures		30	28
Other related compan ies		—	1

	50(c)	116	115

		2022	2021
		RMB million	RMB million
Non-current
Associates	50(c)	357	151

As at December 31, 2022, the amounts due from associates include long-term receivables of RMB404 million (including the portion due within one year) relating to finance lease arrangements (December 31, 2021: RMB183 million) (Note(26)(ii)). Other than that, the remaining amounts due from related companies are unsecured, interest-free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Prepayments to related companies for acquisition of long-term assets

	Note	2022 RMB million	2021 RMB million
Non-current
CSAH and its affiliates		429	719
Associates		66	495
Joint ventures		—	88

	30&50(c)	495	1,302

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

42	Balances with related companies (continued)

(c)	Amounts due to related companies

	Note	2022 RMB million	2021 RMB million
Current
CSAH and its affiliates		262	174
Associates		14	14
Joint ventures		159	175

	50(c)	435	363

		2022 RMB million	2021 RMB million
Non-current
CSAH and its affiliates	50(c)	85	—

As at December 31, 2022, the amounts due to CSAH and its affiliates include long-term payables of RMB143 million (including the portion due within one year) relating to finance lease arrangements (December 31, 2021: nil) (Note 41). Other than that, the remaining amounts due to related companies are unsecured, interest-free and have no fixed terms of repayment. They are expected to be settled within one year.

43	Accrued expenses

	2022 RMB million	2021 RMB million
Repairs and maintenance	6,713	5,477
Salaries and welfare	4,564	4,457
Landing and navigation fees	1,327	1,855
Jet fuel costs	1,665	1,524
Computer reservation services	712	457
Provision for major overhauls (Note 45)	596	124
Air catering expenses	57	75
Others	2,002	1,510

	17,636	15,479

44	Other liabilities

	2022 RMB million	2021 RMB million
Payable for purchase of property, plant and equipment	3,507	3,420
Civil Aviation Development Fund and airport tax payable	554	714
Sales agent deposits	574	446
Other taxes payable	460	501
Deposit received for chartered flights	207	259
Others	2,514	2,438

	7,816	7,778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

45	Provision for major overhauls
Details of provision for major overhauls in respect of aircraft held under leases are as follows:

	2022	2021
	RMB million	RMB million
At January 1	4,944	4,642
Additional provision	922	714
Utilization	(71)	(412)

At December 31	5,795	4,944
Less: current portion (Note 43)	(596)	(124)

	5,199	4,820

46	Deferred benefits and gains

	2022	2021
	RMB million	RMB million
Maintenance rebates	467	485
Government grants	288	233
Others	5	7

	760	725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

47	Share capital

	2022	2021
	RMB million	RMB million
Registered, issued and paid - up capital:

Trade-restricted:
3,257,005,885 A shares of RMB1.00 each owned by CSAH (2021: 2,453,434,457 shares of RMB1.00 each) (Note (ii))	3,257	2,453

	3,257	2,453

Tradable:
6,147,463,051 A shares of RMB1.00 each owned by CSAH (2021: 6,147,463,051 shares of RMB1.00 each)	6,147	6,147
4,072,426,466 A shares of RMB1.00 each (2021: 4,072,395,671 shares of RMB1.00 each)	4,073	4,073
4,643,997,308 H shares of RMB1.00 each (Note (iii)) (2021: 4,275,144,849 shares of RMB1.00 each)	4,644	4,275

	14,864	14,495
	18,121	16,948

Notes:

(i)	All the A and H shares rank pari passu in all material respects.
(ii)
In November 2022, the Company issued 803,571,428 A shares (“2022 A shares”) to CSAH at the price of RMB5.60 per share. RMB804 million was credited to share capital and RMB3,693 million was credited to share premium. The 2022 A shares issued to CSAH are restricted for trading within 36 months upon completion of the issuance.

(iii)
In August 2022, the Company issued 368,852,459 H shares (“2022 H shares”) to a fellow subsidiary of CSAH at the price of HKD4.88 per share. RMB369 million was credited to share capital and RMB1,180 million was credited to share premium. In accordance with the 2022 H shares subscription agreement entered into between the Company and the fellow subsidiary of CSAH, the fellow subsidiary of CSAH committed not to trade or transfer any of the 2022 H shares for 36 months from the date of completion of the issuance. Considering that the 2022 H shares are not subject to restrictions on sales in nature, the 2022 H shares were recognized as tradable shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

48	Reserves

(a)	Dividends
The directors did not propose any final
dividend in respect of the years ended December 31, 2022 and 2021.

(b)	Share premium
The share premium represents the difference between the par value of the shares of the Company and consideration for the shares issued
.

(c)	Fair value reserve (non-recycling)
The fair value reserve
(non-recycling)
mainly comprises the Group’s and share of an associate’s cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period (see Note 2(f)).

(d)	Other reserves
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
For the year ended December 31, 2022, the Company did not make any appropriation of statutory surplus reserve as the Company recorded a net loss in 2022

(2021: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

49	Commitments

(a)	Capital commitments
Capital commitments outstanding as at December 31, 2022 not provided for in the financial statements were as follows:

	2022	2021
	RMB million	RMB million
Commitments in respect of aircraft, engines and flight equipment
– authorized and contracted for	97,329	54,662

Investment commitments
– authorized and contracted for
-share of capital commitments of a joint venture	52	185
-capital contributions for acquisition of interests in an associate	171	171

– authorized but not contracted for
-share of capital commitments of a joint venture	14	24

	237	380

Commitments for other property, plant and equipment
– authorized and contracted for	3,865	3,796
– authorized but not contracted for	5,450	5,785

	9,315	9,581

	106,881	64,623

As at December 31, 2022, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft, engines and flight equipment are as follows:

	2022	2021
	RMB million	RMB million
2022	—	33,165
2023	33,968	15,093
2024	23,795	6,404
2025	21,306	—
2026 and the years after 2026	18,260	—

	97,329	54,662

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions

(a)	Key management personnel remuneration
Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive
directors) as disclosed in Note 5
7
, is as follows:

	2022	2021	2020
	RMB ’000	RMB ’000	RMB ’000
Salaries, wages and welfare	9,796	12,353	10,746
Retirement scheme contributions	1,528	1,854	1,458

	11,324	14,207	12,204

	2022	2021	2020
	RMB ’000	RMB ’000	RMB ’000
Directors and supervisors (Note 5 7 )	1,691	1,733	1,590
Senior management	9,633	12,474	10,614

	11,324	14,207	12,204

Total remuneration is included in “staff costs” (Note 13).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group
The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.
Details of the significant transactions carried out by the Group are as follows:

		2022	2021	2020
	Note	RMB million	RMB million	RMB million
Income from CSAH and its affiliates
Rental income	(i)	7	7	7
Aviation material sales income	(ii)	24	4	7
Entrusted management income	(iii)	39	39	27
Commission income	(iv)	2	18	5
Others		11	4	2

Purchase of goods and services from CSAH and its affiliates
Commission expenses and service fee	(v)	24	39	36
Maintenance material purchase expense and lease charges for maintenance materials	(ii)	68	106	91
Air catering supplies expenses	(i)	57	84	88
Lease charges for land and buildings	(vi)	406	407	350
Property management fee	(vii)	165	154	129
Construction fee	(xx)	37	—	—
Others		5	8	7

Purchase of goods and services from joint ventures and associates
Repairing charges	(viii)	1,928	2,474	1,773
Repairing charges and maintenance material purchase expenses	(ix)	1,905	2,124	2,331
Ground service expenses	(x)	14	13	131
Air catering supplies	(xi)	—	3	18
Advertising expenses	(xii)	103	131	169
Property management fee	(xiii)	6	17	18
Lease charges for land and buildings	(xiv)	13	14	—
Commission expenses	(xv)	2	6	10
Others		30	50	16

Income received from joint ventures and associates
Maintenance material sales and handling income	(xvi)	40	30	14
Entrustment income for advertising media business	(xii)	2	2	2
Repairing income	(xv)	10	12	12
Air catering supplies income	(xv)	4	10	8
Pilot training income	(xv)	7	19	15
Ground service income	(xv)	13	18	16
Transfer of pilots income	(xv)	8	24	—
Aircraft leasing income	(xvii)	6	4	—
Others		14	15	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	Note	2022	2021	2020
		RMB million	RMB million	RMB million
Purchase of goods and services from other related companies
Computer reservation services	(xviii)	265	465	433

Aircraft related transactions with CSAH and its affiliates
Payment of lease charges on aircraft	(xix)	5,727	5,323	4,670

(i)	Shenzhen Air Catering Co., Ltd. (“SACC”) is an associate of CSAH.
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
General Aviation Limited, became a subsidiary of CSAH in 2022, purchases maintenance materials from the Group.

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

Service fee is earned by Shenzhen Baiyun Air Service Co., Ltd., a wholly-owned subsidiary of CSAH, for providing transportation and accommodation services to the Group. Service fee is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

(vi)	The Group leases certain land and buildings in the PRC from CSAH and its affiliates. The amount represents rental expenses for land and buildings paid or payable to CSAH and its affiliates.

(vii)
China Merchants Property Operation & Service Co., Ltd (previous name: China Southern Airlines Group Property Management Co., Ltd.), became an associate of CSAH in 2022, provides property management services to the Group.

(viii)	MTU, a joint venture of the Group, provides comprehensive maintenance services to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(ix)	GAMECO, a joint venture of the Group, provides comprehensive maintenance services to the Group.
The Group also purchases maintenance material from GAMECO.

(x)	Beijing Aviation Ground Services Co.,Ltd. and Shenyang Konggang, associates of the Group, provide ground services to the Group.

(xi)	Beijing Airport Inflight Kitchen Co.,Ltd. is an associate of the Group and provides air catering related services to the Group.

(xii)	SACM, an associate of the Group, provides advertising services to the Group. The Group provides certain media resources to SACM.

(xiii)	Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group.

(xiv)	Beijing Xingming Lake Jinyan Hotel Co., Ltd. an associate of the Group, provides land and buildings lease services to the Group.

(xv)	The Group provides repairing service and air catering supplies service to Sichuan Airlines.
Commission is earned by Sichuan Airlines in connection with the air tickets sold on behalf of the Group.
In addition, the Group provides pilot training service, ground services and transferred pilots to Sichuan Airlines.

(xvi)	The Group imports and sells maintenance materials to GAMECO and MTU, and earns maintenance materials sales and handling income.

(xvii)	The Group provides aircraft lease service to Sichuan Airlines and earns aircraft leasing income.

(xviii)
China Travel Sky Holding Company is a related party of the Group as a key management personnel of the Group was appointed as the director of China Travel Sky Holding Company. It provides computer reservation services to the Group.

(xix)	China Southern Airlines International Finance Leasing Co., Ltd. (“CSA International”), a joint venture of CSAH, provides aircraft and engines lease services to the Group.

(xx)	Guangzhou Southern Airlines Construction Co., Ltd., a wholly-owned subsidiary of CSAH, provides construction services to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group
Details of amounts due from/to CSAH and its affiliates, associates, joint ventures and other related compan ies
 of the Group:

		2022	2021
	Note	RMB million	RMB million
Current receivables:
CSAH and its affiliates		10	14
Associates		76	72
Joint ventures		30	28
Other related compan ies		—	1

	42(a)	116	115

		2022	2021
	Note	RMB million	RMB million
Long-term receivables:
Associates	42(a)	357	151

		2022	2021
	Note	RMB million	RMB million
Prepayments of acquisition of long-term assets:
CSAH and its affiliates		429	719
Associates		66	495
Joint ventures		—	88

	30&42(b)	495	1,302

		2022	2021
	Note	RMB million	RMB million
Payables:
CSAH and its affiliates		262	174
Associates		14	14
Joint ventures		159	175

	42(c)	435	363

		2022	2021
	Note	RMB million	RMB million
Long-term payables:
CSAH and its affiliates	42(c)	85	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	2022	2021
	RMB million	RMB million
Accrued expenses:
CSAH and its affiliates	57	27
Associates	57	57
Joint ventures	1,505	1,277
Other related companies	770	612

	2,389	1,973

Lease liabilities:
CSAH and its affiliates	24,755	24,756
Associates	3	17

	24,758	24,773

Except the long-term receivables, long-term payables and lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

(d)	Loans from and deposits placed with related parties

(i)	Loans from Finance Company
At December 31, 2022, loans from Finance Company to the Group amounted to RMB6,363 million (December 31, 2021: RMB3,018 million).
The unsecured loans are repayable as follows:

	2022	2021
	RMB million	RMB million
Within 1 year	6,325	2,978
After 1 year but within 2 years	38	40

	6,363	3,018

Interest expense

char
g
ed
 on such loans amounted to RMB197 million (2021: RMB76 million) and the interest rates range from 3.00% to 3.30% per annum during the year ended December 31, 2022 (2021: 3.00% to 3.30%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

50	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties (continued)

(ii)	Entrusted loans from CSAH
In 2021, CSAH, Finance Company and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted Finance Company to lend RMB1,000 million to the Group, which was repaid in 2022.
In 2022, CSAH, Finance Company and the Group entered into entrusted loan agreements, pursuant to which, CSAH, as the lender, entrusted Finance Company to lend RMB13,000 million to the Group
.
As at December 31, 2022, the unsecured entrusted loans of RMB10,005 million (including accrued interest expense of RMB5 million)
were
 repayable within
one
year (December 31, 2021:

nil) and RMB3,002 million (including accrued interest expense of RMB2 million) were repayable over one year (December 31, 2021:
RMB 1,001 million) (Note 36(e)).
Interest expense charged on such loans amounted to RMB
90
 million (2021: RMB
22
 million) and the interest rate was
2.00
% per annum during the year ended December 31, 2022 (2021:
3.85% per annum).

(iii)	Convertible bonds subscribed by CSAH
In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par, among which, CSAH subscribed for 101,027,580 of the convertible bonds.
In June 2021, CSAH has converted all of the subscribed convertible bonds to A share ordinary shares. As at December 31, 2022, CSAH does not hold any convertible bonds issued by the Group.

(iv)	Medium-term notes subscribed by Finance Company
In March 2020, the Group issued a tranche of medium-term notes in the amount of RMB1,000,000,000 with a term of 5 years from the issuance date at an annual interest rate of 3.28%, and Finance Company subscribed for RMB300,000,000 of the medium-term notes. As at December 31, 2022, Finance Company holds RMB300,000,000 of the medium-term notes.

(v)	Deposits placed with Finance Company
As at December 31, 2022, the Group’s deposits with Finance Company are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2022	2021
	RMB million	RMB million
Deposits placed with Finance Company	14,118	12,621

Interest income
 from
 such deposits amounted to RMB202 million during the year ended December 31, 2022 (2021: RMB159 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

51	Employee benefits plan

(a)	Retirement benefits
Employees of the Group participate in several defined contribution retirement schemes organized separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 14% to 16% (2021: 14% to 16%; 2020: 14% to 16%)) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labor and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.
In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2022 was approximately RMB884 million (2021: RMB998 million; 2020: RMB1,043 million).
For the year ended December 31, 2022, there is no forfeited contribution under the retirement schemes and Pension Scheme which may be used by the Group to reduce the contribution payable in future years.

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

52	Supplementary information to the consolidated cash flow statement
Non-cash
transactions

	2022	2021
	RMB million	RMB million
Lease of aircraft	10,476	4,623
Convertible bonds converted to A shares	—	10,456

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

53	Contingent liabilities

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

(c)
The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB562 million (December 31, 2021: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at December 31, 2022, total personal bank loans of RMB143 million (December 31, 2021: RMB181 million), under these guarantees, were drawn down from the banks. During the year, RMB0.2 million has been made by the Group due to the default of payments of certain pilot trainees (2021: RMB2 million).

54	Immediate and ultimate controlling party
As at December 31, 2022, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC.

55	Approval of financial statements
The financial statements were approved by the Board of Directors on April 27, 2023.

56	Non-adjusting events after the financial year end
After the financial year end, there
were
no non-adjusting events occurred up to the date of issue of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

5 7	Directors’ and supervisors’ emoluments
The remuneration of every director and supervisor for the year ended December 31, 2022 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Executive directors
Ma Xu Lun (Note (i))	—	—	—	—	—
Han Wen Sheng (Note (i))	—	—	—	—	—
Luo Lai Jun (Note (i)&(v))	—	—	—	—	—

Supervisors
Ren Ji Dong (Note (ii))	—	—	—	—	—
Lin Xiao Chun	—	687	—	157	844
Yang Bin	—	687	—	160	847

Independent non-executive directors
Liu Chang Le	200	—	—	—	200
Guo Wei	200	—	—	—	200
Yan Yan (Note (iv))	167	—	—	—	167
Gu Hui Zhong	200	—	—	—	200
Cai Hong Ping (Note (v))	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

5 7	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended December 31, 2021 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Executive directors
Ma Xu Lun (Note (i))	—	—	—	—	—
Han Wen Sheng (Note (i))	—	—	—	—	—

Supervisors
Ren Ji Dong (Note (ii)&(xi))	—	667	—	131	798
Lin Xiao Chun	—	655	—	147	802
Yang Bin (Note (ix))	—	294	—	25	319
Li Jia Shi (Note (iii)&(x))	—	—	—	—	—
Mao Juan (Note (viii))	—	478	—	134	612

Independent non-executive directors
Liu Chang Le (Note (vii))	133	—	—	—	133
Guo Wei (Note (vii))	133	—	—	—	133
Yan Yan (Note (vii))	133	—	—	—	133
Gu Hui Zhong	153	—	—	—	153
Tan Jin Song (Note (vi))	50	—	—	—	50
Jiao Shu Ge (Note (vi))	50	—	—	—	50
Zheng Fan (Note (vi))	20	—	—	—	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

5 7	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended December 31, 2020 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Executive directors
Wang Chang Shun (Note (i)&(xii))	—	—	—	—	—
Ma Xu Lun (Note (i))	—	—	—	—	—
Han Wen Sheng (Note (i))	—	—	—	—	—

Supervisors
Li Jia Shi (Note (iii)&(x))	—	—	—	—	—
Mao Juan	—	706	—	126	832
Lin Xiao Chun	—	633	—	125	758

Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (xiii))	60	—	—	—	60
Gu Hui Zhong (Note (xiii))	60	—	—	—	60

Notes:

(i)	These directors did not receive any remuneration for their services in the capacity of the directors of the Company. They also held management positions in CSAH and their salaries were borne by CSAH.

(ii)
Mr. Ren Ji Dong did not receive any remuneration for his service in the capacity of the supervisor of the Company in 2022 and 2021 but received salary for his service in the capacity of the senior management in 2021. He also held management position in CSAH and his salary for his services was borne by CSAH since November 2021.

(iii)
Mr. Li Jia Shi did not receive any remuneration for his service in the capacity of the supervisor of the Company since February 1, 2018. He also held management position in CSAH and his salary was borne by CSAH.

(iv)	Resigned on October 28, 2022.

(v)	Appointed on December 28, 2022.

(vi)	Resigned on April 30, 2021.

(vii)	Appointed on April 30, 2021.

(viii)	Resigned on November 24, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

57	Directors’ and supervisors’ emoluments (continued)

(ix)	Appointed on November 24, 2021.

(x)	Resigned on December 28, 2021.

(xi)	Appointed on December 28, 2021.

(xii)	Mr. Wang Chang Shun retired on December 21, 2020.

(xiii)	In 2020, Mr. Zheng Fan and Mr. Gu Hui Zhong received remuneration in accordance with the relevant provisions of the PRC.

5 8	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2022
Up to the date of issue of these financial statements,

the IASB has issued a number of new or amended standards
,
 which are not yet effective for the year ended December 31, 2022 and which have not been adopted in these financial statements.
These developments include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
IFRS 17, Insurance contracts	January 1, 2023

Amendments to IAS 1, Presentation of financial statements and IFRS Practice Statement 2, Making materiality judgements: Disclosure of accounting policies	January 1, 2023

Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates	January 1, 2023

Amendments to IAS 12, Income taxes : Deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023

Amendments to IAS 1, Presentation of financial statements: Classification of liabilities as current or non-current	January 1, 2024

Amendments to IAS 1, Presentation of financial statements: Non-current liabilities with covenants	January 1, 2024

Amendments to IFRS 16, Leases: Lease liability in a sale and leaseback	January 1, 2024
The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application.
So far it has concluded that except for the adoption of “Amendments to IAS 1,
Presentation of financial statements: Classification of liabilities as current or non-current
”, the adoption of the developments above is unlikely to have a significant impact on the consolidated financial statements.
As at December 31, 2022, if the “Amendments to IAS 1
, Presentation of financial statements: Classification of liabilities as current or non-current
” is adopted by the Group, the convertible bonds recorded in non-current
liabilities amounted to RMB5,240 million would be reclassified to current liabilities.