Form 20-F/A
period 2022-12-31
CHINA SOUTHERN AIRLINES CO LTD
filed 2024-05-28
CIK 1041668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F/A
(Amendment No. 1)

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

*
On January 23, 2023, the Company filed a Form 25 to delist its American Depositary Shares from the New York Stock Exchange. The delisting became effective on February 3, 2023, and the American Depositary Receipt program was terminated on March 6, 2023.

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
(as defined in Rule
12b-2
of the Exchange Act). ☐ Yes ☒ No

Auditor Name:	Location:	Auditor Firm ID:
KPMG Huazhen LLP	Guangzhou, China	1186

EXPLANATORY NOTE
China Southern Airlines Company Limited (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1” or “Form
20-F/A”)
to its Annual Report on Form
20-F
for the fiscal year ended December 31, 2022, as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2023 (the “Original Annual Report”), to address certain comments
from the Staff of the SEC in relation to the Original Annual Report. Accordingly, the Company is restating in their entirety the following sections of the Original Annual Report: (1) “Part II - Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections” and (2) “Part III - Item 19. Exhibits” in this Amendment No. 1.
This Amendment No. 1 speaks as of the date of the Original Annual Report. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate in any way the financial statements or any other item contained in the Original Annual Report as originally filed with the SEC (including the cover page hereto). As a result, this Amendment No. 1 does not reflect any events that may have occurred after the filing of the Original Annual Report on April 27, 2023. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report and the Company’s other filings with, and reports furnished to, the SEC subsequent to April 27, 2023.
As required by Rule
12b-15
of the Securities Exchange Act of 1934, as amended, new certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 are filed herewith as exhibits to this Amendment No. 1.

1

PART II

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

The following table sets forth the current directors who were members of the Chinese Communist Party as of March 31, 2023.

Name	Titles within the Chinese Communist Party	Positions in the Company
Ma Xulun	Party Secretary of China Southern Air Holding Company Limited (“CSAH”, the parent company of the Company)	Chairman of the Board of Directors and Executive Director
Han Wensheng	Deputy Party Secretary of CSAH	Vice Chairman of the Board of Directors, Executive Director and President
Luo Laijun	Deputy Party Secretary of CSAH	Executive Director
Gu Huizhong	None[1]	Independent Non-executive Director
Guo Wei	None[1]	Independent Non-executive Director

[1]	Based on the information available to it, the Company determines that Mr. Guo Wei and Mr. Gu Huizhong are members of the Chinese Communist Party.

Our articles of association contains the following provisions regarding the Chinese Communist Party:

Article	Provisions
16	According to the Constitution of the Communist Party of China, the Company shall establish an organization of the Communist Party of China. The Party committee shall perform the core leading and political functions, control the directions, manage the situation and ensure the implementation. The Company shall set up the working organs of the Party, which shall be equipped with sufficient personnel to handle Party affairs and provided with sufficient funds to operate the Party organization.

163	Prior to making decisions on material issues of the Company, the Board shall first seek advice from the Party Committee of the Company.

256	The Company shall establish the Party Committee consisting of one secretary and several other members. The chairman of the Board of Directors and the secretary of the Party Committee shall be assumed by the same person in principle and the Party Committee shall set up a special position of deputy secretary who mainly takes in charge of the work of Party’s building. Eligible members of the Party Committee may join the Board of Directors, the Supervisory Committee and the management through legal procedures, and eligible Party members in the Board of Directors, the Supervisory Committee and the management may join the Party Committee in accordance with relevant regulations and procedures. Meanwhile, the Company shall establish the Discipline Committee in accordance with relevant regulations.

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

PART III

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1†	Restated and Amended Articles of Association of China Southern Airlines Company Limited (as amended) (English translation)

2.1	Specimen Certificate for the H Shares (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipt issued thereunder, including the form of American Depositary Receipt (2)

2.3†	Description of Rights of Each Class of Securities Registered under Section 12 of the Exchange Act

4.1	Form of Director’s Service Agreement (3)

4.2	Form of Non-executive Director’s Service Agreement (4)

4.3	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on August 8, 2012*(5)

4.4	Aircraft Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on December 17, 2015*(6)

4.5	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 *(7)

4.6	Aircraft Acquisition Agreement entered into by and between our Company and Boeing on December 17, 2015 *(8)

4.7	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on December 23, 2015*(9)

4.8	Import and Export Agency Framework Agreement entered into by and between our Company and Southern Airlines (Group) Import and Export Trading Company Limited on January 9, 2014(10)

4.9	Trademark License Agreement entered into by and between our Company and CSAH on May 22, 1997 (11)

4.10	A Share subscription agreement entered into by and between our Company and CSAH on June 11, 2012(12)

4.11	Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S. on May 16, 2014*(13)

4.12	English translation of Financial Services Framework Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on August 29, 2016(14)

4.13	English translation of Insurance Business Platform Services Agreement entered into by and between our Company and Southern Airlines Group Finance Company Limited on November 19, 2015(15)

4.14	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 16, 2016(16)

4.15	English translation of Passenger and Cargo Sales and Ground Services Framework Agreement entered into by and between our Company and China Southern Air Holding Ground Services Company Limited on December 16, 2016(17)

4.16	Supplemental Agreement No. 3 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016*(18)

4.17	Supplemental Agreement No. 4 to Purchase Agreement No. 03586 Relating to Boeing Model 787 Aircraft entered into by and between Xiamen Airlines and Boeing on July 27, 2016* (19)

4.18	Supplemental Agreement No. 3 to Purchase Agreement No. 03757 Relating to Boeing Model 737-800 Aircraft entered into by and between Xiamen Airlines and Boeing on April 26, 2016* (20)

4.19	Purchase Agreement No. GUN-PA-04455 Relating to Boeing Model 787-9 Aircraft entered into by and between our Company and Boeing on October 12, 2016* (21)

4.20	Airbus Aircraft Acquisition Agreement entered into by and between our Company and Airbus S.A.S on April 26, 2017*(22)

4.21	English translation of Aircraft Finance Lease Framework Agreement entered into by and between our Company and CSA International on May 26, 2017(23)

4.22	English translation of 2018-2019 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 17, 2017(24)

4.23	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017*(25)

4.24	Acquisition Agreement entered into by and between our Company and Boeing on October 20, 2017*(26)

4.25	Acquisition Agreement entered into by and between Xiamen Airlines and Boeing on March 21, 2018 *(27)

4.26	English translation of CSA Building Asset Lease Agreement entered into by and between our Company and GSAC on January 19, 2018(28)

4.27	English translation of Supplemental Agreement to the Financial Services Framework Agreement entered into by and between our Company and Finance Company on April 27, 2018(29)

4.28	English translation of Sale and Purchase Agreement entered into by and between our Company and Zhuhai China Southern Air Real Property Development Co., Ltd. on December 24, 2018(30)

4.29	English translation of Media Services Framework Agreement entered into by and between our Company and SACM on December 27, 2018(31)

4.30	English translation of Catering Services Framework Agreement entered into by and between our Company and SACC on December 27, 2018(32)

4.31	Form of Senior Management Services Agreement(33)

4.32	English translation of Capital Increase agreement entered into by and between our Company, CSAH, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland on March 1, 2019 (34)

4.33	English translation of Entrusted Loan Agreement entered into by and between our Company, CSAH and Finance Company on July 8, 2019(35)

4.34	English translation of Financial Services Framework Agreement entered into by and between our Company and Finance Company on August 27, 2019(36)

4.35	English translation of Framework Agreement on the Use of Facility entered into by and between our Company and Sichuan Airline on August 30, 2019(37)

4.36	English translation of Entrusted Loan Agreement entered into by and between our Company, CSAH and Finance Company on September 3, 2019(38)

4.37	English translation of 2020-2022 Finance and Lease Service Framework Agreement entered into by and between our Company and CSA International on October 10, 2019(39)

4.38	English translation of Subscription Agreement entered into by and between our Company and CSAH on October 30, 2019(40)

4.39	English translation of Subscription Agreement entered into by and between our Company and Nan Lung on October 30, 2019(41)

4.40	English translation of Supplemental Agreement to Media Services Framework Agreement entered into by and between our Company and SACM on November 29, 2019(42)

4.41	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 30, 2019(43)

4.42	English translation of Property Management Framework Agreement entered into by and between our Company and China Southern Airlines Group Property Management Co., Ltd. on December 21, 2020(44)

4.43	English translation of Asset Lease Framework Agreement entered into by and between our Company and CSAH on December 21, 2020(45)

4.44	English translation of Capital Increase and Equity Transfer Agreement entered into by and between Southern Airlines General Aviation Co., Ltd., our Company, China Southern Power Grid Industry Investment Group Co., Ltd., Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership), China Southern Airlines Group Capital Holding Limited and Zhuhai General Aviation Investment Partnership (Limited Partnership) on November 25, 2020(46)

4.45	English translation of Catering Services Framework Agreement entered into by and between our Company and SACC on December 28, 2021(47)

4.46	English translation of Entrusted Loan Contract entered into by and between our Company, CSAH and China Southern Airlines Group Finance Company Limited on June 4, 2021(48)

4.47	English translation of Media Services Framework Agreement entered into by and between our Company and SACM on December 28, 2021(49)

4.48	English translation of the Conditional Subscription Agreement relating to the Subscription of the A Shares under the Non-public Issue of A Shares of China Southern Airlines Company Limited entered into by and between our Company and CSAH on October 29, 2021(50)

4.49	English translation of the Conditional Subscription Agreement relating to the Subscription of the H Shares under the Non-public Issue of H Shares of China Southern Airlines Company Limited entered into by and between our Company and Nan Lung on October 29, 2021(51)

4.50†	Airbus Aircraft Purchase Agreement entered into by and between our Company and Airbus S.A.S on July 1, 2022**

4.51†	Airbus Aircraft Purchase Agreement entered into by and between Xiamen Airlines and Airbus S.A.S on September 22, 2022**

4.52†	English translation of 2023-2025 Framework Agreement on Financing and Leasing Service entered into by and between our Company and CSA International on October 28, 2022

4.53†	English translation of Financial Services Framework Agreement entered into by and between our Company and Finance Company on October 28, 2022

4.54†	English translation of Property and Land Lease Framework Agreement entered into by and between our Company and CSAH on December 28, 2022

8.1†	Subsidiaries of China Southern Airlines Company Limited

11.1	Code of Ethics (52)

12.1††	Section 302 Certification of President

12.2††	Section 302 Certification of Principal Financial Officer

101.Inline INS†	XBRL Instance Document

101. Inline SCH†	XBRL Taxonomy Extension Schema Document

101. Inline CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101. Inline DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101. Inline LAB†	XBRL Taxonomy Extension Labels Linkbase Document

101. Inline PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

104††	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

†	Previously filed with the Original Annual Report
††	Filed herewith

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

CHINA SOUTHERN AIRLINES COMPANY LIMITED

	By:	/s/ Ma Xulun
	Name:	Ma Xulun
	Title:	Chairman of the Board and Executive Director

Date: May 28, 2024